Form 20-F
period 2012-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2013-03-21
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2012

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

Fernando Gardeweg, phone: (56-22) 2353-4639, fax: (56-2) 2378-4789, fgr@endesa.cl, Santa Rosa 76, Piso 15, Santiago, Chile

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

US$ 400,000,000	8.350%	Notes due August 1, 2013
US$ 200,000,000	8.625%	Notes due August 1, 2015
US$ 205,881,000	7.875%	Notes due February 1, 2027
US$ 70,780,000	7.325%	Notes due February 1, 2037
US$ 40,416,000	8.125%	Notes due February 1, 2097

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

Endesa Chile’s Simplified Organizational Structure (1)

As of December 31, 2012

ENEL
92.1%
ENDESA SPAIN
100%
ENDESA LATINOAMERICA
60.6%
ENERSIS
60.0%
ENDESA CHILE
Generation
Other Businesses
CHILE
ARGENTINA
COLOMBIA
PERU
Túnel El Melón 100.0%
Celta 100.0%
Endesa Eco 100.0%
San Isidro 95.6%
Pehuenche 92.7%
El Chocón 65.4%
Endesa Costanera 69.8%
Emgesa 26.9%
Edegel 62.5%
Associates
Electrogas 42.5%
Endesa CEMSA 45.0%
Endesa Brasil (2) 38.9%
GNL Quintero 20.0%
GNL Chile 33.3%
Jointly - Controlled
HidroAysén 51.0%
GasAtacama 50.0%
Transquillota 47.8%

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents Endesa Chile’s economic interest in such subsidiary.
(2)	Through Endesa Brasil, we carry out our participation in the Brazilian electricity business, which consolidates operations of two generation companies (Endesa Fortaleza and Cachoeira Dourada), one transmission company (CIEN), and two distribution companies (Ampla and Coelce). Endesa Brasil is a subsidiary of our parent company, Enersis.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	A publicly held Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

ANEEL	Agência Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates in the SING with thermal plants.

Cemsa	Endesa Cemsa S.A	Energy trading company with operations in Argentina, and a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and owned by our parent company, Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by our parent company, Enersis, that operates mainly in Bogotá.

Coelce	Companhia Energética do Ceará S.A.	A publicly held Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of our parent company, Enersis.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Endesa Brasil’s transmission subsidiary with operations in Argentina.

Edegel	Edegel S.A.A.	A publicly held Peruvian generation company, and a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	A publicly held Peruvian distribution company with a concession area in the northern part of Lima, a subsidiary of our parent company, Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with a concession area in the south of the Buenos Aires greater metropolitan area, a subsidiary of our parent company, Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company, a subsidiary of Endesa Chile, with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, subsidiary of our parent company, Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with operations in Chile, Colombia,Peru and Argentina and an equity interest in Brazil, and 13,864 MW of consolidated installed capacity. Registrant of this Report.

Endesa Costanera	Endesa Costanera S.A.	A publicly held Argentine generation company controlled by Endesa Chile.

Endesa Eco	Endesa Eco S.A.	Chilean electricity company, owner of Central Eólica Canela S.A. and Ojos de Agua mini hydroelectric plant. Endesa Eco is an Endesa Chile subsidiary.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Endesa Latinoamérica	Endesa Latinoamérica S.A.U.	Formerly Endesa Internacional S.A.U., a subsidiary of Endesa Spain and the direct controller of our parent company, Enersis.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	Enersis S.A.	Our Chilean parent company, with a 60.0% controlling stake in Endesa Chile.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

ESM	Extraordinary Shareholders Meeting	Extraordinary Shareholders Meeting

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edegel in 2006.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in northern Chile that is 50% owned by Endesa Chile.

Gener	Aes Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina, and Colombia.

GNL Quintero	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile), in which LNG is unloaded, stored and regasified.

IDR	Issuer Default Rating	Reflects the relative vulnerability of an entity to default on its financial obligations.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina, Colombia and Peru.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders Meeting	Ordinary Shareholders Meeting

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue was an Endesa Chile subsidiary, which was merged into San Isidro in the first half of 2012.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held Chilean electricity company, owner of three power stations in the Maule River basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station and of Pangue power station.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

XM	Expertos de Mercado S.A. E.S.P.	Colombian company Interconexión Eléctrica S.A. (ISA)’s subsidiary that provides system management in real time services in electrical, financial and transportation sectors.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (Endesa Chile or the Company) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2012.

We are a Chilean company engaged directly and through our subsidiaries and jointly-controlled entities in the electricity generation business in Chile, Colombia, Peru and Argentina. We also have unconsolidated equity investments in companies engaged primarily in the electricity generation, transmission and distribution business in Brazil. As of the date of this Report, our direct controlling entity, Enersis S.A. (Enersis), owns a 60.0% stake in our company. Endesa, S.A. (Endesa Spain), a Spanish electricity generation and distribution company, owns 60.6% of Enersis through Endesa Latinoamérica. Enel S.p.A. (Enel), an Italian generation and distribution company, owns 92.1% of Endesa Spain.

Financial Information

In this Report on Form 20-F, unless otherwise specified, references to “U.S. dollars,” “US$,” are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,” or “reais” are to Brazilian reais, the legal currency of Brazil; references to “soles” are to Peruvian Nuevo Sol, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Unidades de Fomento.

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index, or “CPI”, of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2012, one UF was equivalent to Ch$ 22,840.75. The U.S. dollar equivalent of one UF was US$ 47.59 as of December 31, 2012, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Central Bank of Chile”) as of December 31, 2012 of Ch$ 479.96 per US$ 1.00. As of February 28, 2013, one UF was equivalent to Ch$ 22,838.48. The U.S. dollar equivalent of one UF was US$ 48.29 at February 28, 2013, using the observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 472.96 per US$ 1.00.

Our Consolidated Financial Statements and, unless otherwise indicated, other financial information concerning Endesa Chile included in this Report are presented in Chilean pesos. Until the year ended December 31, 2008, Endesa Chile prepared its financial statements in accordance with generally accepted accounting principles in Chile (Chilean GAAP). Since January 1, 2009, Endesa Chile has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

The subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions.

Jointly-controlled entities, which are those that do not have a controlling shareholder but are governed by a joint management agreement, are consolidated by the proportional consolidation method. Endesa Chile recognizes, line by line, its share of the assets, liabilities, income, expenses and cash flows of such entities, subject to accounting eliminations. Due to changes in IFRS as issued by the IASB, starting on January 1, 2013, jointly-controlled entities are no longer consolidated by the proportional consolidation method. Instead, jointly-controlled entities are recorded in our Consolidated Financial Statements under the equity method.

Investments in associates in which the Company has significant influence are recorded in our Consolidated Financial Statements under the equity method.

For detailed information regarding subsidiaries, jointly-controlled entities and associates see Appendix No.1 to the Consolidated Financial Statements.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate as of December 31, 2012, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Statistics relating to aggregate annual electricity production are expressed in GWh and based on a year of 8,760 hours, except for leap years (such as 2012), which are based on 8,784 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators. Statistics relating to our production do not include electricity consumed by us by our own generation units.

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding its own energy consumption and losses on the part of the power plant), within a given period. Losses are expressed as a percentage of total energy generated.

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Endesa Chile in its related companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an associate, our economic interest in such associate would be 60% times 40%, or 24%.

Forward-Looking Statements

This Report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear throughout this Report and include statements regarding our intent, belief or current expectations, including, but not limited to, any statements concerning:

—	our capital investment program;

—	trends affecting our financial condition or results from operations;

—	our dividend policy;

—	the future impact of competition and regulation;

—	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

—	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

—	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

—	changes in the regulatory framework of the electricity industry in one or more of the countries in which we operate;

—	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

—	the nature and extent of future competition in our principal markets;

—	political, economic and demographic developments in the markets in South America where we conduct our business; and

—	the factors discussed below under “Risk Factors.”

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

The following summary of consolidated financial data should be read in conjunction with our audited Consolidated Financial Statements included in this Report. The consolidated financial data as of and for the years ended December 31, 2009 and 2008 are derived from our audited consolidated financial statements not included in this Report. Our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 were prepared in accordance with IFRS, as issued by the IASB. Our audited consolidated financial statements as of and for the year ended December 31, 2008 were prepared in accordance with Chilean GAAP. The financial data as of and for each of the years in the five year period ended December 31, 2012 in the table below are presented in Chilean pesos.

Amounts are expressed in millions except for ratios, operating data, shares and ADS (American Depositary Shares) data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2012, are translated at the Observed Exchange Rate for that date of Ch$ 479.96 per US$ 1.00. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “Exchange Rates” below.

The following tables set forth the selected consolidated financial data of Endesa Chile for the periods indicated and the operating data by country:

	As of and for the year ended December 31,
	2012 (1)	2012	2011	2010	2009	2008
	US$ Million	Ch$ Million
Consolidated Income Statement Data
Revenues	4,937	2,369,386	2,404,490	2,435,382	2,418,919	2,536,388
Operating Expense (2)	(3,619)	(1,737,176)	(1,616,519)	(1,544,658)	(1,401,988)	(1,662,224)

Operating Income	1,317	632,210	787,971	890,724	1,016,931	874,164
Financial Income (Expense), Net	(304)	(146,034)	(121,296)	(119,717)	(170,796)	(188,895)
Total gain (loss) on sale of non-current assets not held for sale	2	735	973	1,621	65	(708)
Other non-operating income	245	117,602	124,071	91,947	98,368	83,148

Net Income Before Tax	1,260	604,513	791,719	864,575	944,568	767,709
Income tax	(386)	(185,470)	(210,564)	(179,964)	(172,468)	(210,178)

Net Income	874	419,043	581,155	684,611	772,100	557,531
Net income attributable to: Shareholders of Endesa Chile	488	234,335	446,874	533,556	627,053	433,177
Net income attributable to: Non-controlling interests	386	184,708	134,281	151,055	145,047	124,354

Net Income (loss) from continuing operations per Share (Ch$ / US$)	0.0595	28.57	54.49	65.05	76.45	52.82
Net Income (loss) from continuing operations per ADS (Ch$ / US$)	1,786	857.13	1,634.70	1,953.00	2,293.50	1,584.60
Net income (loss) per Share (Ch$/US$ per share)	0.0595	28.57	54.49	65.05	76.45	52.82
Net Income (loss) per ADS (Ch$ / US$ per ADS)	1,786	857.13	1,634.70	1,953.00	2,293.50	1,584.60
Cash Dividends per share (Ch$ / US$ per share)	0.0568	27.24	32.53	17.53	25.25	16.19
Cash Dividends per ADS (Ch$ / US$ per ADS)	1.703	817.28	975.90	525.90	757.50	485.70
Number of shares of common stock (millions)	8,202	8,202	8,202	8,202	8,202	8,202
Number of ADS (millions)	—	14	13	11	13	14

Consolidated Balance Sheet Data
Total Assets	13,519	6,488,690	6,562,013	6,034,872	6,169,353	6,678,905
Non-Current Liabilities	4,101	1,968,548	2,183,644	1,969,055	2,233,249	2,621,307
Equity Attributable to Owners of parent	5,295	2,541,242	2,558,538	2,376,487	2,069,086	1,598,730
Equity Attributable to Non-controlling interests	1,861	893,401	882,602	728,340	885,916	1,103,224
Capital Stock (3)	3,204	1,537,723	1,537,723	1,537,723	1,537,723	1,537,723

Other Consolidated Financial Data
Capital Expenditures (Capex) (4)	546	261,871	270,608	258,790	316,002	257,606
Depreciation, amortization and impairment losses	420	201,640	185,920	179,714	240,142	186,605

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into U.S. dollars at the exchange rate of Ch$ 479.96 per U.S. dollar, the Observed Exchange Rate for December 31, 2012.
(2)	Operating Expense include Selling and Administration Expense.
(3)	Includes share premium.
(4)	Capex figures represent actual payments for each year.

	As of and for the year ended December 31,
	2012	2011	2010	2009	2008
Operating Data by Country
Endesa Chile
Installed capacity in Chile (MW)	5,961	5,611	5,611	5,650	5,283
Installed capacity in Argentina (MW)	3,652	3,652	3,652	3,652	3,652
Installed capacity in Colombia (MW)	2,914	2,914	2,914	2,895	2,895
Installed capacity in Peru (MW)	1,657	1,668	1,668	1,667	1,467
Production in Chile (GWh) (1)	20,194	20,722	20,914	22,239	21,267
Production in Argentina (GWh) (1)	11,289	10,801	10,940	11,955	10,480
Production in Colombia (GWh) (1)	13,294	12,090	11,283	12,674	12,905
Production in Peru (GWh) (1)	8,740	9,153	8,466	8,163	8,102

(1) Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock, without par value (the Shares or the Common Stock), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Chilean Electronic Stock Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Stock Exchanges”). These exchange rate fluctuations will likely affect the price of our ADSs and the conversion of cash dividends relating to the Shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank of Chile has the authority to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions and that they be effected through the Formal Exchange Market.

The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Foreign currency for payments and distributions with respect to the ADSs may be purchased either in the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2012, the U.S. dollar exchange rate used by us was Ch$ 479.96 per US$ 1.00.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$) (1)
Year ended December 31,	Low (2)	High (2)	Average (3)	Period-end
2012	469.65	519.69	486.31	479.96
2011	455.91	533.74	483.45	519.20
2010	468.01	549.17	510.38	468.01
2009	491.09	643.87	554.22	507.10
2008	431.22	676.75	530.48	636.45
Month ended
February 2013	470.67	473.60	n.a.	472.96
January 2013	470.67	475.47	n.a.	471.44
December 2012	474.36	481.28	n.a.	479.96
November 2012	476.20	484.48	n.a.	480.39
October 2012	471.54	481.98	n.a.	480.59
September 2012	469.65	481.11	n.a.	473.77

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of March 19, 2013, the U.S. dollar exchange rate was Ch$ 472.34 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2012, one determines the percent change between the reciprocal of Ch$ 519.2 (the value of one U.S. dollar as of December 31, 2011) and the reciprocal of Ch$ 479.96 (the value of one U.S. dollar as of December 31, 2012). In this example, the percentage change between 0.001926 (the reciprocal of Ch$ 519.20) and 0.002084 (the reciprocal of Ch$ 479.96) is 8.2%, which represents the 2012 year-end appreciation of the Chilean peso against the 2011 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2008 through December 31, 2012 and through the date indicated in the table below, based on information published by the Central Bank of Chile.

	Period	Appreciation
	End	(Devaluation) (1)
Chilean Peso Equivalent of US$ 1
Year Ended:
December 31, 2012	479.96	8.2%
December 31, 2011	519.20	(9.9)%
December 31, 2010	468.01	8.4%
December 31, 2009	507.10	25.5%
December 31, 2008	636.45	(21.9)%

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

A financial crisis in any region worldwide can have a significant impact in the countries in which we operate, and consequently, may adversely affect our operations, as well as our liquidity.

The five countries in which we operate are vulnerable to external shocks, which could cause significant economic difficulties and affect their growth. If any of these economies experience lower than expected economic growth or a recession, it is likely that our customers will demand less electricity, which could adversely affect our results of operations and financial condition. Furthermore, some of our customers may experience difficulties in paying their electricity bills, and an increase in uncollectible accounts would also adversely affect our results.

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

A financial crisis in the Euro Area or a European sovereign debt crisis may have an adverse effect on our liquidity.

Global economic growth decreased 0.4% in the Euro area in 2012 and is now expected to contract by 0.2% in 2013. The Euro area continues to represent a large downside risk for the world economy. The risk of prolonged stagnation in the Euro area may increase. Among the countries that are particularly at risk are Spain and Italy, home of our parent companies, Endesa Spain and Enel, respectively.

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

As of December 31, 2012, US$ 404 million of our outstanding bank debt and US$ 553 million of the notional amount of our derivative hedges are with bank groups whose parent companies are headquartered in Europe. The derivative hedges deal with both currency swaps and interest rates swaps, though the most significant component is the currency hedge for the U.S. dollar against the inflation-indexed Chilean peso (the UF). As of December 31, 2012, although these derivative hedges had a mark to market value of US$ 40 million in our favor, there is always the possibility that the position will be negative in the future. Of the amounts mentioned above, 93% of our bank debt and 91% of the notional amount of our derivatives have been contracted with Spanish banks. A severe financial disruption affecting these Spanish banks could therefore have an adverse effect on us. (See “Item 5. Operating and Financial Review and Prospects.      B. Liquidity & Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”).

South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.

All of our operations are located in five South American countries. Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected. Moreover, we have investments in relatively risky countries such as Argentina. Cash from subsidiaries located in Argentina have been lower than expected and in some cases have not been sufficient to permit our Argentine subsidiaries to comply with their obligations.

A substantial portion of our assets and operations are located in Chile, making our financial condition and results of operations particularly dependent on the performance of Chile. In 2012, Chilean GDP increased by 5.6% compared to a 6.0% increase in 2011. The latest estimate from the Central Bank of Chile forecasts growth for 2013 is in the 4.25%-5.25% range. However, such growth may not be achieved and the growth trend may not be sustainable in the future. Future developments in the Chilean economy may impair our ability to proceed with our strategic plans and adversely impact our financial condition or results of operations.

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

Governmental authorities have changed monetary, credit, tariff, tax and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru. To a lesser extent, the Chilean government has also exercised and continues to exercise a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. These governmental actions, intended to control inflation and affect other policies, have often involved wage, price and tariff rate controls as well as other interventionist measures. For example, Argentina froze bank accounts and imposed capital restrictions in 2001, nationalized the private sector pension funds in 2008, and used Central Bank reserves of the Argentine Treasury in order to pay down indebtedness maturing in 2010. In 2010, Colombia imposed an equity tax to finance reconstruction to repair damages caused by severe flooding, which resulted in an accrual booked in January 2011 for taxes payable in 2011-2014. For additional information please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Country by Country Comparative Analysis of Operating and Non-Operating Results for 2012 and 2011 — Selling and Administrative Expenses”).

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

Our primary facilities include power plants and their associated transmission lines, pipelines, LNG terminals and re-gasification plants, storage and chartered LNG tankers. Our facilities may be damaged by earthquakes, flooding, fires, other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. For further detail, please see “Item 4. Information on the Company— D. Property, Plants and Equipment.”

As an example, on February 27, 2010, Chile experienced a major earthquake, with a magnitude of 8.8 on the Richter scale, in the Bío-Bío Region, followed by a very destructive tsunami. Our Bocamina and Bocamina II thermal generation units, which are located near the epicenter, sustained significant damage as a result of the earthquake.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, risks related to refinancing our maturing debt, and we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2012, our financial debt totaled US$ 4,039 million.

Our debt had the following maturity timetable:

—	US$ 861 million in 2013;
—	US$ 801 million in the 2014-2015 period;
—	US$ 406 million in the 2016-2017 period; and
—	US$ 1,972 million thereafter.

Set forth below is a breakdown by country for debt maturing in 2013:

—	US$ 473 million — Chile;
—	US$ 269 million — Argentina;
—	US$ 62 million — Colombia; and
—	US$ 57 million — Peru.

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

We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, assets may not be sold quickly enough, or for amounts sufficient, to enable us to make such payments.

We may also be unable to raise funds required to finish our projects under development or under construction. Market conditions prevailing at the moment we require these funds or other unforeseen project costs can compromise our ability to finance these projects and expenditures.

As of the date of this Report, Argentina continues to be the country with the highest refinancing risk. As of December 31, 2012, the third-party financial debt of our Argentine subsidiaries amounted to US$ 312 million. As a matter of policy for all of our Argentine subsidiaries as long as fundamental issues concerning the electricity sector remain unresolved, we intend to roll over our outstanding Argentine debt to the extent we are able to do so. If our creditors do not continue to accept rolling over debt when it becomes due, and we are unable to refinance such obligations, we may default on such indebtedness.

Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of US$ 17.6 million (which included US$ 4.3 million in interest expense) and another installment payment due on September 30, 2012 of US$ 17 million (which included US$ 4.5 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996. In addition, Endesa Costanera will not be able to pay the installment payment which matures on March 31, 2013 of US$ 15.4 million (which includes US$ 4.2 million in interest expense). The aggregate principal amount accrued under the supplier credit agreement as of December 31, 2012, including capitalized interest, was US$ 141 million. Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but had in the past received waivers from MC expressing its willingness to renegotiate payments. The relevant terms of the supplier credit provide for a 180-day grace period for each payment, and the first grace period expired on September 26, 2012. As of the date of this Report, Endesa Costanera has not received any waivers for the payments past due. To declare the indebtedness due and payable, MC must formally accelerate the debt with ten days prior notice. If MC chooses to do so, the amount payable would be the full principal of US$ 141 million. As of the date of this Report, we have not received any acceleration notice and negotiations to restructure the indebtedness are on-going. As of December 31, 2012, Endesa Costanera had a negative net worth and a deficit in its working capital, in both cases attributable to its inability to obtain tariff adjustments that truly reflect real generation costs. Defaults and cross defaults at the Endesa Costanera level do not trigger cross default provisions under indebtedness of Endesa Chile or any of our Chilean subsidiaries. (See Note 31.5 a) to our Consolidated Financial Statements).

With the exception of our Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs. Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector), the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework. (See “Item 4. Information on the Company— B. Business Overview. Electricity Industry Regulatory Framework. Argentina. Regulatory Developments: the industry after the Public Emergency Law” and “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”) For more information on covenants, cross default and relevant provisions of our credit facilities, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

We may not be able to effect suitable investments, alliances and acquisitions.

On an ongoing basis, we review acquisition prospects that would augment our market coverage or complement our existing businesses. However, we cannot assure you that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies or companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees from the acquired company, amortization expenses related to tangible assets and the diversion of our management’s attention from other business concerns. In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 56% of our consolidated installed generation capacity in 2012 was hydroelectric. Accordingly, extreme hydrological conditions may affect our business and may have an adverse effect on our results. In the last few years, regional hydrology has been affected by two climactic phenomena — El Niño and La Niña — that influence rainfall regularity and may lead to droughts. The effects of El Niño or La Niña can unevenly affect the hydrology of the countries where we operate.

During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently. Operating costs of thermal plants might be considerably higher than those of hydroelectric plants. Our operating expenses increase during these periods, and depending on our commercial obligations, we may have to buy electricity from the spot market in order to comply with our contractual supply obligations. The cost of these electricity purchases may exceed the price at which we sell contracted electricity, thus producing losses from those contracts. For further information on hydrology please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company — a. Hydrological Conditions.”

If British Gas fails to make any of the natural gas deliveries it is obliged to make to us, we may incur replacement costs that we may not be able to recoup.

In order to mitigate exposure to variations in fuel prices, certain of our subsidiaries have entered into fuel supply contracts to provide part of the fuel needed to operate their thermal generation facilities. As a part of this initiative, Endesa Chile, through a subsidiary, entered into a Flexible Liquefied Natural Gas (“LNG”) Sale and Purchase Agreement with a subsidiary of British Gas (“BG”) on May 31, 2007, pursuant to which BG is obligated to provide 2.2 million m3 of LNG per day until 2030. Endesa Chile changed its supply arrangements, as permitted under the contract, effective January 1, 2013, which resulted in a significant reduction in the price of LNG that BG is obligated to deliver under the contract because the reference price changed from the Brent index to the Henry Hub index. BG urged Endesa Chile to renegotiate the price and proposed a material increase in the price of LNG post-January 1, 2013, but the contract does not provide for contractual renegotiation under these circumstances. Despite negotiations between Endesa Chile and BG to resolve the issue, the parties were unable to reach an agreement and BG notified Endesa Chile that some shipments of LNG (up to 50% of the contract quantity) in 2013, including the shipment of LNG scheduled for April 1, 2013, would not be delivered.

Most of Endesa Chile’s LNG consumption is covered by the BG contract. If BG fails to deliver LNG, Endesa Chile will incur extra costs in fuel purchases on the spot market in order to comply with its generation facilities’ requirements. Endesa Chile would also be forced to initiate arbitration proceedings under the contract to compel BG to satisfy its indemnification obligations so that Endesa Chile may recover the additional costs incurred in replacing the undelivered LNG shipments by BG.

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

The regulatory framework, set by governmental authorities, for the electricity sector in a jurisdiction may affect the ability of our generation companies (such as Endesa Costanera) to collect revenues sufficient to offset our costs. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”).

The inability of any company in our consolidated group of companies to collect revenues sufficient to cover operating costs may affect the ability of the affected company to operate as a going concern and may otherwise have an adverse effect on our business, assets, financial results and operations. Such situation occurred in Endesa Costanera in 2012 and 2011.

In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and, if approved, could have a material adverse impact on our business. For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights. (See “Item 4. Information on the Company — B. Business Overview— Electricity Industry Regulatory Framework — Chile — Water Rights”).

Regulatory authorities may impose fines on our subsidiaries.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure, in the five countries in which we operate. In Chile, such fines may range from 1 Unidad Tributaria Mensual (UTM), or US$ 84, to 10,000 Unidades Tributarias Anuales (UTA), or US$ 10.1 million, in each case using the UTM, UTA and foreign exchange rate as of December 31, 2012. In Peru, fines can reach a maximum of 1,400 Unidad Impositiva Tributaria (UIT) or US$ 2.0 million as of December 31, 2012; in Colombia fines may range from US$ 2,900 to US$ 0.6 million; in Argentina, there is no maximum limit for the fines and in Brazil fines may be imposed for up to 2.0% of the concessionaire’s revenues.

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

For example, in September 2011 SEF imposed fines totaling 2,382 UTA or US$ 2.1 million, on Endesa Chile and Pehuenche due to a blackout that occurred in the Metropolitan Region in March 2010. In the case of our foreign subsidiaries, in 2006 in Peru the Comité de Operación Económica del Sistema (Peruvian Economic Operating Committee of the Interconnected System), or COES, ordered Edegel to pay approximately US$ 1.3 million to other generating companies that were forced to compensate their clients due to an alleged failure of Edegel to comply with certain quality parameters. For further information on fines please refer to “Item 4. Information on the Company — B. Business Overview.— Electricity Industry Regulatory Framework.”

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

Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us. For further discussion see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and Note 22.4 to our Consolidated Financial Statements.

Foreign exchange risks may adversely affect our results, and the U.S. dollar value of dividends payable to ADS holders.

Most South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future.

Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, while a substantial portion of our operating cash flows are linked to U.S. dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar.

Because of this exposure, the cash generated by our subsidiaries can decrease substantially when local currencies devalue against the U.S. dollar. Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures may affect our financial condition and results from operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2012, the amount of Endesa Chile’s total consolidated financial debt was US$ 4,039 million (net of currency hedging instruments). Of this amount, US$ 1,667 million, or 41%, was denominated in U.S. dollars and US$ 646 million in Chilean pesos. In addition to the U.S. dollar and the Chilean peso, our foreign currency denominated consolidated indebtedness included the equivalent of:

—	US$ 1,541 million in Colombian pesos;
—	US$ 96 million in Argentine pesos; and
—	US$ 89 million in soles.

This totals an aggregate of US$ 1,726 million in currencies other than U.S. dollars or Chilean pesos. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

For the twelve-month period ended December 31, 2012, our operating cash flows were US$ 1,124 million (before consolidation adjustments) of which:

—	US$ 595 million, or 53%, was generated in Colombia;
—	US$ 289 million, or 26%, in Chile;
—	US$ 178 million, or 16%, in Peru; and
—	US$ 62 million, or 6%, in Argentina

Although we generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where most of our debt is denominated in U.S. dollars while our revenues are mostly in Argentine pesos. For further discussion please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Local Currency Exchange Rate.”

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.

Our financial condition or results from operations could be adversely affected if certain material claims are resolved against us. For a discussion of pending lawsuits against us see Note 31.3 to our Consolidated Financial Statements.

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into. We and our subsidiaries have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, exchange rate, inflation and the market price of electricity. For further discussion, please refer to “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosures of Contractual Obligations — Contractual Operational Obligations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk.”

Our controlling shareholders may have conflicts of interest relating to our business.

Enel owns 92.1% of Endesa Spain, which in turn owns 60.6% of Enersis’ share capital, and Enersis beneficially owns 60.0% of Endesa Chile’s outstanding capital stock. Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Our controlling shareholders also can exercise influence over our business strategy and operations. Their interests may in some cases differ from those of our other shareholders and independent directors. Enel and Endesa Spain conduct their business in South America through us as well as through entities in which we do not have an equity interest. For further information of our controlling shareholders, please refer to “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Environmental regulations in the countries in which we operate and other factors may cause delays or impede the development of new projects, as well as may increase the costs of operations and capital expenditures.

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

Environmental regulations for existing generation capacity may become stricter, thus increasing capital investments. For example, in January 2011, Decree 13 of the Ministry of the Environment in Chile defined emission standards for thermoelectric plants to be met within a term of two and a half years to five years.

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

Our business may be adversely affected by judicial decisions on environmental qualification resolutions for electricity projects in Chile.

The environmental qualification resolutions term for electricity generation and transmission projects in Chile has more than doubled primarily due to the judicial decisions against such projects, environmental opposition and social criticism, which casts doubt on the ability of these projects to obtain such resolutions and increase the uncertainty for investing in such projects in Chile. Such uncertainty is forcing companies to reassess their business strategies as the delay in the construction of electricity generation and transmission projects may result in a supplying problem in the next five or six years.

In August 2012, a judicial decision of the Supreme Court of Chile conclusively precluded the construction of the Castilla thermoelectric power plant (unrelated to Endesa Chile) in the Atacama region by unanimously ruling in favor of the appeal submitted by the local communities opposing the project. The Court also revoked the environmental qualification resolutions for both the thermoelectric power plant and the port involved in the project. In addition, the Court indicated that the developer must submit a single environmental impact study for both the power plant and the port.

The Supreme Court of Chile repealed and overturned the environmental qualification resolutions because it did not adequately meet the requirements. This judgment not only affects the Castilla power plant project but also affects other complex projects involving more than one activity, such as mining projects that require construction of ports or, if taken to the extreme, power generation projects that require the construction of associated transmission lines.

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

The development of new power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, local communities and political parties, among others, all of whom may affect the company’s reputation and goodwill. For example, our HidroAysén project, whose study is being undertaken jointly together with Colbún, has encountered substantial opposition by environmental activists. Such groups are sometimes financed internationally, and may receive global attention. Likewise, settlers and fishermen have halted the construction of our Bocamina II coal–fired thermal power plant, thus postponing the project timetable. Similarly, El Quimbo hydroelectric project in Colombia has faced constant social demands which have delayed the project construction and increased its costs. The operation of our current thermal power plants may also affect our goodwill, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders, and ultimately lead to projects and operations which may not be optimal, as well as to lower stock prices, and failure to attract or retain valuable employees, all of which could result in an impairment of goodwill. For more information regarding our projects under development please see “Item 4. Information on the Company— D. Property, Plants and Equipment — Projects under Development.”

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

Many of our employees are members of unions and have collective bargaining agreements which expire from time to time, and need to be renewed on a regular basis. Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees, or by an agreement with a labor union that contains terms that are not in line with our expectations.

Certain employees have highly specialized skills. As a consequence, certain actions by these employees, such as strikes, walk-outs or stoppages, could negatively impact our operating and financial performance, as well as our reputation. For more information on collective bargaining agreements and unionized employees please see “Item 6. Directors, Senior Management and Employees — D. Employees.”

Interruption or failure of our information technology and communications systems and external attacks or invasions of these systems could have an adverse effect on our operations and results.

We depend on information technology, communication and processing systems (collectively, “IT systems”) to operate our businesses, the failure of which could adversely affect our financial condition and results of operations.

IT systems are all vital to our generation subsidiaries’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards. Our distribution subsidiaries could also be affected adversely since they rely heavily on IT systems to monitor their grids, billing processes to millions of clients, and customer service platforms, among others. Temporary or long-lasting operational failures of any of these IT systems could have a material adverse effect on our results of operations.

In the last few years, global cyber attacks on security systems and IT systems have intensified. We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber-spying involving strategic information that may be beneficial for third parties, and cyber-robbery of proprietary and confidential information, including information on our clients. In early 2012, a cyber attack was organized by Anonymous Operation Green Rights to protest against our potential future construction of hydroelectric power plants in the Chilean Patagonia. More significant cyber attacks may have an adverse effect on our operations, results and image.

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

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets. The low liquidity of the Chilean market may impair the ability of holders of ADS to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so. For further discussion, please see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price and Volume Information.”

Lawsuits against us brought outside of the South American countries in which we operate, or complaints against us based on foreign legal concepts may be unsuccessful.

All of our assets are located outside of the United States. All except one of our directors and all of our officers reside outside of the United States and most of their assets are located outside the United States as well. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Item 4.    Information on the Company

A.	History and Development of the Company.

Incorporation and Contact Information of the Company

Empresa Nacional de Electricidad S.A. (Endesa Chile) is a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile on December 1, 1943. Since 1943, the Company has been registered in Santiago with the SVS under Registration No. 0114. The Company is commercially referred to as both Endesa and Endesa Chile.

The Company’s contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-22) 2353-4639
Fax:	(56-22) 2378-4789
Web site:	www.endesa.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Street Address:	850 Library Avenue, Suite 204, Newark, Delaware 19711
Telephone:	1(302) 738-6680

We are an electricity utility company engaged, directly and through our subsidiaries and affiliates, in the generation and transmission of electricity businesses in Chile, Argentina, Brazil, Colombia and Peru. In May 1992, we began our international expansion program with the following developments:

—

We acquired a stake in Endesa Costanera in 1992 and later, in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina. As of December 31, 2012, our equity interest in El Chocón is 65.4% and in Endesa Costanera 69.8%.

—

We acquired Edegel in Peru in October 1995. In June 2006, Edegel and Etevensa merged, after which Endesa Chile’s equity interest in Edegel increased to 33.1%. In October 2009, we purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain. With this transaction, we increased our economic interest in Edegel to 62.5%.

—

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

—

We acquired Cachoeira Dourada in Brazil in September 1997, and in 1998 we and Endesa Spain invested in CIEN, which operates an international transmission line connecting Brazil and Argentina. Since October 2005, Cachoeira Dourada and CIEN have been subsidiaries of our affiliate, Endesa Brasil, which we account for based on the equity method.

Since June 2009, Enel is the ultimate controller of Enersis by virtue of its 92.1% equity interest in Endesa Spain. Endesa Spain through Endesa Latinoamérica, holds 60.6% of the share capital of Enersis, which in turn holds 60% of the share capital of Endesa Chile.

Enel is a publicly-traded company headquartered in Italy, primarily engaged in the energy sector, with a presence in 40 countries worldwide, and over 97,000 MW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

As of December 31, 2012, we had 14,185 MW of installed capacity, with 183 generation units in the four countries in which we operate, consolidated assets of Ch$ 6,489 billion and operating revenues of Ch$ 2,369 billion.

Investments, Capital Expenditures and Divestitures

We coordinate the overall financing strategy including terms and conditions of borrowings by, and intercompany advances to, our subsidiaries to optimize debt and liquidity management. For the most part, our operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. Additionally, by focusing on Endesa Chile as a whole and seeking to provide services across the group of companies, we aim to reduce investments at the individual subsidiary level in items such as procurement, telecommunication and information systems. Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough so as to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on developing the capacity plan in Chile and Colombia, so as to guarantee adequate levels of reliable supply and due concern for environmental issues.

For the 2013-2017 period, we expect to make capital expenditures of Ch$ 2,282 billion on a consolidated basis, relating to investments currently in progress, maintenance of existing installed capacity and in the studies required to develop other potential generation projects. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plants and Equipment—Projects under Development.”

The table below sets forth the expected capital expenditures for the 2013-2017 period and the capital expenditures incurred in 2012, 2011 and 2010:

	Capital Expenditure (1)
	2013-2017	2012	2011	2010
	(in million of Ch$)
Chile	1,349,659	78,884	135,622	198,289
Abroad	932,565	182,987	134,986	60,501

Total	2,282,224	261,871	270,608	258,790

(1)	Capex figures represent effective payments for each year except for future projections.

Capital Expenditures 2012, 2011 and 2010

Our investments in the last three years are related principally to the 350 MW Bocamina II project in Chile and the 400 MW, El Quimbo project in Colombia, and maintenance of existing installed capacity. Bocamina II began commercial operations in October, 2012 with 350 MW of installed capacity. El Quimbo project is still in progress.

Investments currently in progress

Our material plans in progress include completion of El Quimbo project, which is expected by April 2015 to add 400 MW of capacity to our Colombian operations in response to increased demand in that market. In general terms, projects in progress are expected to be financed with resources to be provided by external financing as well as internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation with consolidated operations in Chile, Colombia, Peru, Argentina and an equity interest in a Brazilian company. Our core business segment is electricity generation. The low amount of revenues from non-generation activities, less than 1.0% in terms of our 2012 revenues, does not justify the breakdown of revenues per activity. Additionally, we do not report them as a separate business segment for purposes of this discussion, or under IFRS.

	Year ended December 31,
Operating Revenues	2012	2011	2010	% Change 2012 vs 2011

	(in million of Ch$, except percentages)
Generation (Chile) (1)	1,156,118	1,257,995	1,345,371	(8.1)
Other businesses (Chile) (1)	7,503	18,699	19,734	(59.9)
Colombia	580,125	498,544	507,516	16.4
Argentina	344,178	390,136	352,358	(11.8)
Peru	282,124	239,841	211,261	17.6
Consolidated Adjustments Foreign Subs	(662)	(725)	(858)	(8.7)

Total Revenues	2,369,386	2,404,490	2,435,382	(1.5)

For further information related to operating revenue and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 30 to our Consolidated Financial Statements.

Our consolidated installed capacity, as of December 31, 2012, was 14,185 MW, with 56.5% hydroelectric capacity, 43.0% thermal electric and 0.6% wind power generation capacity. Total installed capacity is defined as the maximum power capacity (measured in MW generation units) under specific technical conditions and characteristics.

We own and operate 183 generation units over the four countries in which we consolidate results, partly comprised of 108 generation units in Chile with an aggregate installed capacity, as of December 31, 2012, of 5,961 MW, 350 MW more than the value registered in December 31, 2011, due to the addition of the second steam turbine unit (TV2) of Bocamina II.

Additionally, as of December 31, 2012, we also have stakes in 75 generation units outside of Chile with an aggregate installed capacity of 8,223 MW, 11 MW less than the value registered in December 31, 2011, due to the reduction of installed capacity of the Santa Rosa and Ventanilla facilities by 3 MW and 8 MW, respectively.

We accounted for 33% of Chile’s total generation capacity as of December 31, 2012, measured by the installed capacity published by CDEC-SIC. Hydroelectric installed capacity represents 58.1% of Endesa Chile’s total installed capacity in Chile, thermoelectric installed capacity represents 40.6% and wind power represents 1.3%. The CDEC is the electricity dispatch center in the corresponding electric system. See “Item 4. Information on the Company — B. Business Overview — Electricity Industry and Regulatory Framework.” Hydroelectric installed capacity outside Chile represents 55.3% of Endesa Chile’s total installed capacity outside Chile. Based on 2012 figures, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 12%, 20% and 23% of total capacity in each country, respectively.

For additional detail on capacity increase of these units see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

ENDESA CHILE’S CONSOLIDATED GENERATION BY TYPE (GWh) (1)

	Year ended December 31,
	2012		2011		2010
	Generation	%	Generation	%	Generation	(GWh)
Hydroelectric generation	31,313	58.5	30,555	57.9	30,258	57.9
Thermal generation	22,051	41.2	22,079	41.8	21,202	41.8
Other generation (2)	153	0.3	132	0.3	143	0.3

Total generation	53,517	100.0	52,766	100	51,603	100

(1)	Generation minus power plants’ own consumption and technical losses.
(2)	Other generation refers to the generation of Canela and Canela II wind farms.

Our consolidated electricity production reached 53,517 GWh in 2012, 1.4% higher than the 52,766 GWh produced in 2011. In Colombia and Argentina we increased our generation from 12,090 and 10,801 GWh in 2011 to 13,294 and 11,289 GWh in 2012, an increase of 10.0% and 4.5%, respectively. In Chile and Peru, we decreased our generation by 527 GWh and 413 GWh respectively, decreases of 2.5% and 4.5% compared to our 2011 generation. Hydroelectric generation in 2012 in the four countries in which we consolidate results from operations was 2.5% higher than in 2011 and thermal generation in 2012 was 0.1% lower than in 2011.

Our consolidated electricity energy sales for 2012 were 59,020 GWh, 1.7% higher than our consolidated electricity energy sales of 58,012 GWh in 2011. The main increases in sales were in Colombia, Argentina and Peru, while in Chile sales decreased 3.6%, as illustrated in the following table:

ENDESA CHILE ELECTRICITY DATA PER COUNTRY

	As of and for the year ended December 31
	2012	2011	2010
Chile
Number of generating units (1) (2)	108	107	107
Installed capacity (MW) (2) (3)	5,961	5,611	5,611
Energy generated (GWh) (4)	20,194	20,722	20,914
Energy sales (GWh)	21,277	22,070	21,847
Argentina
Number of generating units (1)	20	20	20
Installed capacity (MW) (3)	3,652	3,652	3,652
Energy generated (GWh) (4)	11,289	10,801	10,940
Energy sales (GWh)	11,852	11,381	11,378
Colombia
Number of generating units (1) (2)	30	30	30
Installed capacity (MW) (2) (3)	2,914	2,914	2,914
Energy generated (GWh) (4)	13,294	12,090	11,283
Energy sales (GWh)	16,304	15,112	14,817
Peru
Number of generating units (1)	25	25	25
Installed capacity (MW) (3)	1,657	1,668	1,668
Energy generated (GWh) (4)	8,740	9,153	8,466
Energy sales (GWh)	9,587	9,450	8,598
Total
Number of generating units (1)	183	182	182
Installed capacity (MW) (3)	14,185	13,845	13,845
Energy generated (GWh) (4)	53,517	52,766	51,603
Energy sales (GWh)	59,020	58,012	56,641

(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plants and Equipment.” Figures differ from those previously reported, as the current figures include the number of generation units instead of generation facilities.
(2)	The San Antonio mini hydro plant in Colombia has been consolidated since May 2010; and the Bocamina II TV2 generation unit in Chile has been consolidated since April 2012.
(3)	Total installed capacity is defined as the maximum MW capacity in generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers in each country, according to criteria defined by such authorities and relevant contracts.
(4)	Energy generated defined as total generation minus own power plant consumption and technical energy losses.

We segment our sales to customers using two different categories. First, we distinguish between regulated and unregulated customers. Regulated customers are distribution companies who mainly serve residential customers. Unregulated customers, on the other hand, may freely negotiate the price of electricity with generators or they may purchase electricity in the pool market at the spot price. The second criterion we use to segment our customer sales is by contracted sales and non-contracted sales. This method is useful because it provides a uniform way for us to compare our customers from country to country. The countries in which we operate have varying classifications for what constitutes a regulated customer. In contrast, contracted sales are defined uniformly throughout.

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

The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA CHILE CONSOLIDATED ELECTRICITY SALES BY TYPE OF CUSTOMER (GWh)

	Year ended December 31,
	2012		2011		2010
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	28,863	48.9	27,158	46.8	27,670	48.9
Unregulated customers	14,409	24.4	14,415	24.8	13,264	23.4

Total Contracted sales (1)	43,272	73.3	41,573	71.7	40,934	72.3

Electricity pool market sales	15,748	26.7	16,439	28.3	15,707	27.7

Total electricity sales	59,020	100.0	58,012	100.0	56,641	100.0

(1)	Includes the sales to distribution companies not backed by contracts in Chile and Peru.

The specific energy consumption limit (measured in GWh) for regulated and unregulated customers is country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This not only involves increasing the total cost of fuel but also the cost of transporting that fuel to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, requiring us to purchase electricity in the pool market in order to satisfy our contractual commitments. The cost of these pool market purchases may, under certain circumstances, exceed the price at which we sell electricity under contracts and result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year primarily by limiting contractual sales requirements to an amount that does not exceed the estimated production in a “dry year.” In determining estimated production in a dry year, we take into account the available statistical information concerning rainfall and water flows, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with clients.

The following table contains information regarding our electricity generation and purchases:

CONSOLIDATED GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2012		2011		2010
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Electricity generation	53,517	89.1	52,766	89.7	51,603	89.8
Electricity purchases	6,534	10.9	6,078	10.3	5,844	10.2

Total(1)	60,051	100.0	58,844	100.0	57,447	100.0

(1)	Total energy generation (GWh) plus purchases differs from GWh sales due to technical transmission losses in Chile and Peru, as the generation figure has already deducted power plant consumption and technical losses of generation units.

We have a 50% beneficial interest in GasAtacama Chile S.A., through which we participate in the gas transportation and thermal generation business in northern Chile. Since March 2008, we have a 51% beneficial interest in HidroAysén, through which we participate in a hydroelectric project in the Aysén Region. We also participate in the gas transportation business in Chile through our related company, Electrogas S.A. (Electrogas), in which we have a 42.5% beneficial interest. Electrogas owns a pipeline in the Valparaíso Region and supplies natural gas to the power plants of San Isidro and Nehuenco. The other shareholders of Electrogas are Colbún S.A. and ENAP.

Since September 2005, our participation in the Brazilian electricity business is carried out through our equity investment in Endesa Brasil S.A., in which we have a beneficial ownership interest of 38.9%. Endesa Brasil consolidates operations of two generation companies, Central Geradora Termeléctrica Endesa Fortaleza S.A., (Endesa Fortaleza), and Cachoeira Dourada; CIEN, which owns two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines; and two distribution companies, Ampla Energia e Serviços S.A., (Ampla), which is the second largest electricity distribution company in the State of Rio de Janeiro, and Companhia Energética do Ceará S.A. (Coelce), which is the sole electricity distributor in the State of Ceará.

Operations in Chile

We own and operate a total of 108 generation units in Chile directly and through our subsidiaries Pehuenche, San Isidro, Celta, Endesa Eco and our jointly controlled company GasAtacama. Of these generation facilities, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 58.1% of our total installed capacity in Chile. There are 19 thermal units that operate with gas, coal or oil with a total installed capacity of 2,418 MW, representing 40.6% of our total installed capacity in Chile. There are 51 wind power units with 78 MW in the aggregate, representing 1.3% of our total installed capacity in Chile. All of our generation units are connected to the country’s central interconnected electricity systems, Sistema Interconectado Central (SIC), except for eight thermoelectric units (six GasAtacama and two Celta units) which are connected to the Sistema Interconectado del Norte Grande (SING) in the north.

For information on the installed generation capacity for each of the Company’s Chilean subsidiaries, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Our total electricity generation in Chile (including the SIC and the SING) accounted for 30.7% of total electricity production in Chile during 2012.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION BY SUBSIDIARY IN CHILE (GWh)

	Year ended December 31,
	2012	2011	2010
Endesa	12,339	11,458	11,539
Pehuenche	2,625	2,983	2,970
Pangue (1)	326	1,713	1,615
San Isidro (1)	3,529	2,460	2,157
Celta	803	908	995
GasAtacama	369	1,026	1,445
Endesa Eco	204	173	192

Total	20,194	20,722	20,914

(1)	The differences in electricity generation between 2012 and 2011 is due to the fact that Pangue was merged with San Isidro on May 1, 2012 and since that date Pangue`s electricity generation is included in San Isidro.

The potential energy in Chilean reservoirs reached 2,391 GWh in 2012, a decrease of 1,454 GWh, or 38%, compared to 3,844 GWh in 2011 and 3,559 GWh in 2010.

Generation by type in Chile is shown in the following table:

ELECTRICITY GENERATION BY TYPE IN CHILE (GWh)

	Year ended December 31,
	2012		2011		2010
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	11,221	55.6	11,916	57.5	12,625	60.4
Thermal generation	8,820	43.7	8,674	41.9	8,146	38.9
Other generation (1)	153	0.8	132	0.6	143	0.7

Total generation	20,194	100.0	20,722	100.0	20,914	100.0

(1)	Other generation refers to the generation of the Canela and Canela II wind farms.

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

Because of the lack of Argentine natural gas since 2006, Endesa Chile has used coal and diesel intensively, and more recently LNG has replaced our prior dependence on Argentine natural gas. Diesel consumption in 2012, 2011 and 2010 was 39,000 tons, 33,000 tons and 51,000 tons respectively. On the other hand, coal consumption was 914,000 tons, 600,000 tons and 486,000 tons, in 2012, 2011 and 2010 respectively.

In order to ensure the coal supply to its Bocamina and Tarapacá plants, Endesa Chile contracted with Endesa Energía in 2012 to supply and transport 1,550,000 tons of coal for delivery during the period from September 2012 to December 2013.

Endesa Chile exercised its option to change its supply arrangements pursuant to the terms of the Flexible Liquefied Natural Gas Sale and Purchase Agreement with BG. By exercising this option, the reference price changed from the Brent index to the Henry Hub index and the price of LNG that BG is obligated to deliver under the contract has been reduced significantly effective January 1, 2013.

In 2012, the Quintero LNG terminal resolved to increase the terminal’s present regasification capacity by 50%. This process is expected to be completed during the first half of 2014 and will enable Endesa Chile to increase its availability of gas in case of need.

Electricity sales countrywide in Chile, including sales other than ours, increased 5.2% during 2012, with sales in the SIC increasing by 3.9% and in the SING by 5.7%, as detailed in the following table:

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2012	2011	2010
Electricity sales in the SIC	46,288	43,805	41,061
Electricity sales in the SING	14,831	14,272	13,792

Total electricity sales	61,118	58,078	54,854

Our electricity sales in Chile reached 21,277 GWh in 2012 and 22,070 GWh in 2011, which represent a 34.8% and 38.0% market share, respectively. The percentage of the energy purchases to satisfy our contractual obligations to third parties has slightly decreased from 7.9% in 2011 to 7.8% in 2012 as a result of the slight increase in our generation.

The following table sets forth our electricity generation and purchases in Chile:

ELECTRICITY GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2012		2011		2010
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	20,194	92.2	20,722	92.1	20,914	94.0
Electricity purchases	1,719	7.8	1,777	7.9	1,344	6.0

Total (1)	21,913	100	22,498	100.0	22,257	100.0

(1)	Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical energy losses have already been deducted.

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

In 2012, 2011 and 2010, Endesa Chile (including GasAtacama) had 58, 54 and 59 customers, respectively. In 2012, our customers included 25 distribution companies in the SIC, 30 unregulated customers and three minor commercial customers.

The following table sets forth information regarding our sales of electricity in Chile by type of customer:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN CHILE (GWh)

	Year ended December 31,
	2012		2011		2010
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	13,971	65.7	13,481	61.1	13,840	63.3
Unregulated customers	6,334	29.8	6,772	30.7	6,456	29.6

Total Contract sales	20,306	95.4	20,252	91.8	20,296	92.9

Electricity pool market sales	971	4.6	1,817	8.2	1,551	7.1

Total electricity sales	21,277	100.0	22,070	100.0	21,847	100.0

Our most significant supply contracts with regulated customers are with Chilectra S.A. (Chilectra, an Enersis’ subsidiary) and with Compañía General de Electricidad S.A. (CGE), an unrelated company, which are the two largest distribution companies in Chile in terms of sales.

The following table sets forth Endesa Chile’s public contracts with electricity distribution companies in the SIC for their regulated customers:

	Years (amounts in GWh)
Company	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Chilectra	5,600	6,950	6,950	6,950	6,950	6,950	6,950	6,950	5,900	4,200	2,850	2,850	2,850	1,350	1,350
CGE	4,447	4,247	4,277	4,277	4,277	4,277	4,277	3,400	3,400	2,000	2,000	2,000	—	—	—
Chilquinta	1,329	1,329	1,629	1,629	1,629	1,629	1,629	1,629	1,629	1,629	1,629	969	350	350	—
Saesa	2,204	2,424	1,500	1,500	1,500	1,500	1,500	—	—	—	—	—	—	—	—

Total Endesa Chile	13,579	15,029	14,355	14,355	14,355	14,355	14,355	11,979	10,929	7,829	6,479	5,819	3,200	1,700	1,350

For 2012, 2011 and 2010, Endesa Chile and its Chilean subsidiaries hold 46%, 45% and 46% respectively of the total publicly tendered supply regulated contracts with the distribution companies in the SIC for their regulated. The rest of the contracts are distributed among eight companies.

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

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2012		2011		2010
	Sales	% of total Sales	Sales	% of total Sales	Sales	% of total Sales
Distribution companies:
Chilectra	5,008	23.5	4,679	21.2	5,929	27.1
CGE	4,152	19.5	3,887	17.6	3,541	16.2
Chilquinta	1,407	6.6	1,332	6.0	895	4.1
Saesa Group (1)	1,312	6.2	1,066	4.8	1,061	4.9
Emel Group (2)	968	4.5	1,802	8.2	1,816	8.3

Total sales to the largest distribution companies	12,848	60.4	12,765	57.8	13,242	60.6

Unregulated customers:
Cía. Minera Los Pelambres	1,165	5.5	1,155	5.2	1,113	5.1
Cía. Minera Collahuasi (3)	1,077	5.1	1,093	5.0	1,114	5.1
Grupo CAP-CMP (4)	1,027	4.8	1,076	4.9	918	4.2
CMPC	584	2.7	683	3.1	773	3.5
Codelco	538	2.5	557	2.5	545	2.5
Cía. Minera Escondida (5)	0	0	563	2.6	638	2.9

Total sales to the largest unregulated customers	4,391	20.6	5,127	23.2	5,101	23.3

(1)	The values of the Saesa Group include the consumption of the distributors Saesa and Empresa Eléctrica de la Frontera S.A.
(2)	The values of the Emel Group for 2011 and 2012 include 50% of the supply contracts of the distributors Empresa Eléctrica de Arica S.A. (Emelari), Empresa Eléctrica de Iquique S.A. (Eliqsa) and Empresa Eléctrica de Antofagasta (Elecda), customers of GasAtacama which contracts ended in December 2011; and the consumption of Empresa Eléctrica de Melipilla, Colchagua y Maule (Emelectric), Empresa Eléctrica de Talca (Emetal) and Empresa Eléctrica de Atacama (Emelat), customers of Endesa Chile. The Emel Group is a subsidiary of the CGE Group.
(3)	Consumption of Cía. Minera Collahuasi includes 50% of the contract of GasAtacama with this customer and the contracts with Celta.
(4)	Consumption of Grupo CAP (Compañía Minera del Pacífico S.A. (CMP) includes the contracts with CAP Huachipato, CMP Algarrobo, CMP Hierro Atacama, CMP Los Colorados, CMP Pellets and CMP Romeral.
(5)	The contract between GasAtacama and Cía Minera Escondida ended in January 2012.

We compete in the SIC primarily with two generation companies, Gener and Colbún S.A. (Colbún). According to the CDEC-SIC in 2012, Gener and its subsidiaries in the SIC had an installed capacity of 2,344 MW, of which 86.9% was thermoelectric, and Colbún had an installed capacity of 2,957 MW, of which 57.4% was thermoelectric. In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 2,917 MW that generate electricity in the SIC.

Our primary competitors in the SING are E-CL (GDF Suez Group) and Gener, which have 2,135 MW and 1,465 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and our participation through our jointly controlled company, GasAtacama, with 781 MW of installed capacity. In this Report, the convention is to refer to our capacity of 390 MW (50% of the actual amount) in connection with GasAtacama in proportion to Endesa Chile’s 50% stake. See “Item 4. Information on the Company — C. Organizational Structure” for details on related companies.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 58.1% of our installed capacity in the SIC comes from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our thermal installed capacity benefits from access to gas from the Quintero LNG terminal. During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

Directly and through our subsidiaries Pehuenche, San Isidro and Endesa Eco, we are the principal generation operator in the SIC, with 39.6% of the total installed capacity and 43.0% of the electricity energy sales of this system in 2012.

In the SING, our subsidiary Celta, and our jointly controlled company GasAtacama, accounted for 12.4% of the total installed capacity in 2012. Celta, our subsidiary, has a 182 MW thermal power plant connected to the SING which represents 4.0% of the total capacity of the SING. For Endesa Chile, GasAtacama represents a total of 390 MW or 8.5% of the total capacity in the SING. For further information regarding to our generation capacity in Chile as of December 31, 2011, please see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of twenty power units. El Chocón owns nine hydroelectric units, with total installed capacity of 1,328 MW and Endesa Costanera owns eleven thermal units, with a total installed capacity of 2,324 MW. Our hydro and thermal generation units in Argentina represented 11.7% of the Sistema Interconectado Nacional (the Argentine NIS) installed capacity in 2012.

Our Argentine subsidiaries participate in three new companies, Manuel Belgrano, San Martín and Central Vuelta de Obligado S.A. These companies were formed to undertake the construction of three new generation facilities for FONINVEMEM. The first two plants started operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and combined cycles as of March 2010, with an additional 572 MW. The total aggregate capacity of these units is 1,697 MW (848 MW for Manuel Belgrano and 849 MW for San Martín). We expect that the third plant will start open cycle operations in mid 2013 with an installed capacity of 550 MW, and in combined cycle in mid 2015 with a total installed capacity of 800 MW.

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector. (See “Item 4. Operation of the Company— B. Business Overview — Electricity Industry Regulatory Framework” for further detail). In addition, from 2002, the Argentine Government has taken an active role in controlling the supply of the fuel to the electricity generation sector

As of December 31, 2012, Endesa Costanera’s installed capacity accounted for 7.5% of the total installed capacity in the Argentine NIS. Endesa Costanera’s second combined-cycle plant can operate with either natural gas or diesel. Our 1,138 MW steam turbine power plant also can operate with either natural gas or fuel oil.

El Chocón accounted for 4.3% of the installed capacity in the Argentine NIS as of December 31, 2012. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity. The larger of the two facilities for which El Chocón has a concession of 1,200 MW of installed capacity is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity. In November 2008, we finished construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec. The additional energy (69 GWh/year) was sold on the spot market until April 2009 and under “Energy Plus” program thereafter. Energy Plus program is the offer of new electricity capacity to supply the electricity demand growth, on top of the demand level for electricity in 2005. (For details on Energy Plus, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Argentina”).

For information on the installed generation capacity for each of the Company’s Argentine subsidiaries, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Our total generation in Argentina reached 11,289 GWh in 2012. Our generation market share was approximately 9.0% of total electricity production in Argentina during 2012.

Hydroelectric generation in Argentina accounted for nearly 24.8% of our total generation in 2012. This was due to the restrictions of the operation of El Chocón that were imposed by CAMMESA and the drought conditions presented during the year in the Limay River and in the Collón Curá River, the main tributaries of El Chocón. Due to the drought in 2012, the region received around 65% of its historic average rainfalls.

Generation by type and subsidiary is shown in the following table:

ELECTRICITY GENERATION IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2012		2011		2010
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (El Chocón)	2,801	24.8	2,404	22.3	2,975	27.2
Thermal generation (Endesa Costanera)	8,488	75.2	8,397	77.7	7,965	72.8

Total generation	11,289	100.0	10,801	100.0	10,940	100.0

(1)	Generation minus our power plant own consumption of electricity and technical losses.

The following table sets forth our electricity generation and purchases in Argentina:

ELECTRICITY GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2012		2011		2010
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	11,289	94.6	10,801	94.2	10,940	95.5
Electricity purchases	645	5.4	668	5.8	517	4.5

Total (1)	11,934	100.0	11,469	100.0	11,457	100.0

(1)	Energy generation plus energy purchases differ from electricity sales due to power plant own consumption of electricity.

The distribution of electricity sales in Argentina, in terms of customer segment and per subsidiary, is shown in the following tables:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2012		2011		2010
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	2,155	18.2	2,145	18.8	2,142	18.8
Non-contracted sales	9,696	81.8	9,236	81.2	9,236	81.2

Total electricity sales	11,852	100.0	11,381	100.0	11,378	100.0

ELECTRICITY SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2012	2011	2010
Endesa Costanera	8,655	8,493	8,018
El Chocón	3,197	2,888	3,361

Total	11,852	11,381	11,378

During 2012, Endesa Costanera served an average of 79 unregulated customers. Endesa Costanera has no contract with distribution companies. Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.

The following table sets forth Endesa Costanera’s sales to its largest unregulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2012		2011		2010
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
YPF (Cemsa) (1)	145	17.1	152	20.6	188	25.7
Cencosud (Cemsa) (1)	78	9.2	73	9.9	70	9.6
Transclor (Cemsa) (1)	67	8.0	61	8.3	60	8.2
Peugeot (Cemsa) (1)	42	5.0	31	4.2	59	8.0
Rasic Hnos.	41	4.8	39	5.3	39	5.3
Hipermercado Libertad	23	2.7	—	—	—	—
Solvay	—	—	23	3.1	22	3.1

Total sales to our largest unregulated customers	395	46.8	379	51.4	438	59.9

(1)	These clients do not have contracts with Endesa Costanera, but are served through Cemsa, our affiliate.

Sales to the pool market amounted to 7,810 GWh in 2012.

During 2012, El Chocón served an average of 15 unregulated customers. El Chocón has no contract with distribution companies. The following table sets forth sales by volume to El Chocón’s largest unregulated customers for each of the periods indicated:

EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2012		2011		2010
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sale
Minera Alumbrera	499	38.1	500	35.5	505	35.8
Air Liquide	161	12.3	161	11.4	131	9.3
Profertil (Cemsa) (1)	105	8.0	113	8.0	112	7.9
Praxair	98	7.5	91	6.4	87	6.2
Chevron	87	6.6	83	5.9	91	6.4
Acindar (Cemsa) (1)	81	6.2	80	5.7	80	5.7

Total sales to our largest unregulated customers	1,031	78.6	1,028	72.9	1,006	71.3

(1)	Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, Enersis’ affiliate.

El Chocón does not have the right to terminate the operating agreement with us, unless we fail to perform our obligations under the agreement. Under the terms of the operating agreement, we are entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments. The management fee for 2012, 2011 and 2010 was US$ 2.1 million, US$ 2.1 million and US$ 2.3 million, respectively.

Electricity demand in the Argentine NIS increased 4.2% during 2012. Total electricity demand was 110,767 GWh in 2010, 116,418 GWh in 2011 and 121,311 in 2012. Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS. According to the installed capacity reported by CAMMESA in the monthly report for December 2012, our major competitors in Argentina are the state (controlled company Enarsa (with an installed capacity of 2,077 MW), nuclear units -NASA- (1,005 MW) and the binational hydroelectric units Yacyretá and Salto Grande (3,690 MW in total). The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (Sadesa), and Pampa Energía. The AES Group has eight power plants connected to the Argentine NIS with a total capacity of 3,169 MW (38 of which is hydro). Sadesa owns a total of approximately 3,731 MW, the most important of which are Piedra del Águila (1,400 MW) and Central Puerto (thermal, 1,777 MW), while Pampa Energía, with 2,184 GWh, competes with us with six power plants, Diamante and Nihuiles (hydro, 630 MW in total), and Güemes, Loma de la Lata, Piedra Buena and Piquirenda (thermal, 1,554 MW in total).

Operations in Colombia

Our generation operations in Colombia are carried out through Emgesa. We hold a 26.9% stake in Emgesa as of December 31, 2012, which we control and consolidate pursuant to a shareholder’s agreement with an Endesa Spain subsidiary who owns 21.6.%.

As of December 31, 2012, our Colombian subsidiary operated 30 generation units in Colombia, with a total installed capacity of 2,914 MW. Emgesa has 2,471 MW in hydroelectric plants and 444 MW in thermoelectric plants. Our hydroelectric and thermal generation plants in Colombia represent 20.2% of the country’s total electricity generation capacity as of December 2012.

For information on the installed generation capacity for each of the Company’s Colombian subsidiaries, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Approximately 85% of our installed capacity in Colombia is hydroelectric. As a result, our electricity generation depends on the reservoir levels and rainfalls. Our generation market share in Colombia was 22.2% in 2012, 20.6% in 2011 and 19.8% in 2010. In addition to hydrological conditions, the amount of generation depends on our commercial strategy. Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2012, thermal generation represented 4.5% of total generation and hydroelectric generation represented the remaining 95.5% of our generation in Colombia. During 2012, hydrological conditions were normal in Colombia, with rainfall around 104% of the historical average. For Emgesa, the flows in the Guavio River Basin were 106% of average and the flows in the Magdalena River (Betania) were 101% of average while the flows in the and Bogotá River (Cadena Nueva) were a more favorable 146% of average.

Generation by type in Colombia is shown in the following table:

ELECTRICITY GENERATION IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2012		2011		2010
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	12,692	95.5	11,620	96.1	10,253	90.9
Thermal generation	602	4.5	470	3.9	1,030	9.1

Total generation	13,294	100.0	12,090	100.0	11,283	100.0

(1)	Generation minus our power plant own consumption of electricity and technical losses.

In 2012, Emgesa entered into new fuel supply contracts for the coal-fired plants in Colombia in order to increase the number of suppliers, reduce the volumes contracts, increase the coal supply for Termozipa.

The local coal price continues to be below the export coal price as high transport costs make it impossible for domestic coal to compete in the export market.

In order to secure the reliable supply of the fuel for the Cartagena plant, Emgesa entered into a fuel-oil supply with Petromil for a term which lasts until November 2014. A completely variable supply contract was also signed with Biomax in order to import liquid fuels should there be local supply problems. The contract with Petromil was recently extended to November 2016.

The following table sets forth our electricity generation and purchases in Colombia:

ELECTRICITY GENERATION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2012		2011		2010
	GWh	%	GWh	%	GWh	%
Electricity generation	13,294	80.8	12,090	79.3	11,283	75.4
Electricity purchases	3,153	19.2	3,163	20.7	3,678	24.6

Total (1)	16,447	100.0	15,254	100.0	14,961	100.0

(1)        Electricity generation and electricity purchases differ from electricity sales because of transmission losses, our power plant own consumption of electricity and technical losses have already been deducted.

The only interconnected electricity system in Colombia is the Sistema Interconectado Nacional (the “Colombian NIS”). Electricity demand in the Colombian NIS increased 3.8% during 2012. Total electricity consumption was: 59,350 GWh in 2012, 57,150 GWh in 2011 and 56,148 GWh in 2010.

The generation in Colombia’s electricity market has been affected by the agreement on International Energy Transactions governing the interconnection with Ecuador’s electricity system, which began operations in 2003. During 2012, electricity sales to Ecuador were 236 GWh. Energy imports from Ecuador to Colombia were 7 GWh in 2012.

In addition, Colombia has some interconnection links with Venezuela which operate under exceptional circumstances as required by either of the two countries. In early April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations. The agreement also includes the import of gasoline and diesel from Venezuela. The total energy exported was 478 GWh in 2012.

The distribution of our electricity sales in Colombia, in terms of customer segment, is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2012		2011		2010
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	11,719	71.9	10,544	69.8	10,946	73.9
Non-contracted sales	4,585	28.1	4,568	30.2	3,871	26.1

Total electricity sales	16,304	100.0	15,112	100.0	14,817	100.0

During 2012, Emgesa served an average of 799 contracts with 446 unregulated customers and 44 contracts with 15 distribution and trading companies. Emgesa’s sales to our distribution company, Codensa, accounted for 42.8% of our total contracted sales in 2012. Electricity sales to the five largest unregulated customers represented 5.5% of total contracted sales.

The following table sets forth our sales by volume to our largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2012		2011		2010
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales

Codensa (Enersis)	5,016	42.8	5,035	47.8	4,296	39.2
Empresas Públicas de Medellín (EPM)	806	6.9	760	7.2	1,716	15.7
Centrales Eléctricas del Norte de Santander (CENS)	573	4.9	152	1.4	342	3.1
Electrificadora de Santander	373	3.2	47	0.4	72	0.7
Electrificadora del Caribe (Electrocaribe)	371	3.2	360	3.4	352	3.2
Empresa de Energía de Cundinamarca (EEC)	235	2.0	266	2.5	84	0.8
Electrificadora del Huila	—	—	416	3.9	236	2.2
Electrificadora del Meta (Meta)	—	—	82	0.8	175	1.6
Electrificadora de la Costa (Electrocosta)	—	—	—	—	555	5.1
Cía. Energética del Tolima (Enertolima)	—	—	—	—	501	4.6

Total sales to our largest distribution customers	7,375	62.9	7,118	67.4	8,329	76.2

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 3,156 MW) and Isagen (with an installed capacity of 2,102 MW). We also compete with the following private sector companies in Colombia: Chivor (1,000 MW), which is owned by Gener; Colinversiones, with an installed capacity of 1,989 MW, which includes Termoflores and Epsa; and Gecelca with an installed capacity of 1,207 MW.

Operations in Peru

Through our subsidiary Edegel, we operate a total of 25 generation units in Peru, with a total installed capacity of 1,657 MW, as of December 2012. Edegel owns 18 hydroelectric units, with a total installed capacity of 746 MW. The company has seven thermal units, which represent the remaining 911 MW of total installed capacity. Our hydroelectric and thermal generation plants in Peru represent 23.3% of the country’s total electricity generation capacity according to the information reported in December 2012 by the Organismo Supervisor de la Inversión en Energía y Minería, the Supervisory Entity of the Investment on Energy and Mining (“Osinergmin”).

For information on the installed generation capacity for each of the Company’s power plants in Peru, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Generation by type in Peru is shown in the following table:

ELECTRICITY GENERATION IN PERU (GWh) (1)

	Year ended December 31,
	2012		2011		2010
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	4,599	52.6	4,615	50.4	4,405	52.0
Thermal generation	4,141	47.4	4,538	49.6	4,061	48.0

Total generation	8,740	100.0	9,153	100.0	8,466	100.0

(1)	Generation minus our power plant own consumption of electricity and technical losses.

In 2012, we generated 23.4% of total electricity production in Peru.

Hydrological generation represented 52.6% of Edegel’s total production in 2012. For Edegel, all hydrological contributions were above their historical average in 2012: in the Rimac River Basin (Huinco, Matucana, Callahuanca, Moyopampa, Huampaní) hydrological contributions were 124%; in the Tulumayo River (Yanango) hydrological contributions were 119%; and in the Tarma River (Chimay) hydrological contributions were 113%.

The portion of electricity supplied by Edegel’s own generation was 89.6% of total electricity sales, requiring 10.4% of purchases to satisfy contractual obligations to customers.

Edegel has gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities. During 2007, the gas pipeline Camisea-Lima, owned by Transportadora del Gas del Perú S.A. (TGP), reached its full capacity. However, in May 2008, TGP started implementing restrictions on the transfer of gas through the pipeline. In order to guarantee the transportation capacity for its natural gas demand, Edegel modified its agreements during 2007 and 2008, shifting from interruptible to firm mode, with a capacity of 1.5 million m3/day (from August 2008 to July 2009) and 2.7 million m3/day (from August 2009 to July 2019). Going forward, Edegel expects that it will count on sufficient natural gas capacity for the combined cycle Ventanilla plant and part of Santa Rosa. In addition, in 2009 Edegel extended the contract for transportation and distribution from August 2019 to 2025 at a level of 2.1 million m3/day.

In August 2010, TGP awarded 0.5 million m3/d in firm transport capacity to Edegel from August 2010 until the end of 2019, in the TGP 14th open season.

The following table sets forth our electricity generation and purchases in Peru:

ELECTRICITY GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2012		2011		2010
	GWh	%	GWh	%	GWh	%
Electricity generation	8,740	89.6	9,153	95.1	8,466	96.5
Electricity purchases	1,018	10.4	469	4.9	305	3.5

Total(1)	9,758	100.0	9,622	100.0	8,771	100.0

(1)	Electricity generation plus electricity purchases differ from electricity sales because of transmission losses, our power plant own consumption of electricity and technical losses have already been deducted.

The Sistema Eléctrico Interconectado Nacional (“SEIN”) is the only interconnected system in Peru. Electricity sales in the SEIN increased 5.9% during 2012 compared to 2011, reaching total annual sales of 33,636 GWh.

The distribution of Edegel’s electricity sales, in terms of customer segment, is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2012		2011		2010
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales (1)	9,092	94.8	8,632	91.3	7,550	87.8
Non-contracted sales	495	5.2	818	8.7	1,049	12.2

Total electricity sales	9,587	100.0	9,450	100.0	8,598	100.0

(1)	Includes sales to distributors without contracts.

Edegel’s electricity sales in 2012 increased 1.5% compared with 2011. Sales in the spot market decreased 39.4% due to the increase in contracted sales. During 2012, Edegel had seven regulated customers. Edegel has had contracts since 1997 with the distribution companies Luz del Sur and the Enersis’ subsidiary Edelnor. Edegel also won the bids launched by other distributors during 2006 and 2007. Edegel has thirteen unregulated customers. Sales to unregulated customers represented 30.1% of Edegel’s total contracted sales in 2012.

During 2011, only one long-term tender was called in Peru by the distributor Luz del Sur. The distributors participating in the process were Luz del Sur, Edelnor and Edecañete. The period tendered was 2018-2027, with an energy requirement of approximately 2,500 GWh/year. An amount of 2,245 GWh was granted to Cerro del Águila, Celepsa, Egesur, Enersur and Fenix. The remaining unallocated amount of 255 GWh was declared void.

During 2012, only one long-term tender was called in Peru by the distributor Edelnor. The period tendered was 2016-2027, with an energy requirement of approximately 990 GWh/year. The contracts were granted to Eepsa (12.5%), Egejunin (1.8%), Edegel (42.3%), Fenix (24.9%) and Kallpa (18.5%).

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2012		2011		2010
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Distribution companies:
Edelnor (Regulated) (1) (2)	3,130	34.4	4,173	48.3	4,072	53.9
Luz del Sur (Regulated) (1)	1,917	21.1	1,539	17.8	917	12.1
Hidrandina (3)	573	6.3	0	0	0	0
ElectroSur (3)	362	4.0	0	0	0	0

Total sales to our largest distribution companies	5,981	65.8	5,711	66.2	4,989	66.0

Unregulated customers:
Refinería Cajamarquilla	1,332	14.6	1,320	15.3	974	12.9
Antamina	889	9.8	708	8.2	668	8.9
Siderúrgica del Perú	309	3.4	288	3.3	263	3.5
Creditex	72	0.8	78	0.9	5	0.1

Total sales to our largest unregulated companies	2,601	28.6	2,394	27.7	1,910	25.4

Total sales to our largest customers	8,583	94.4	8,105	93.9	6,899	91.4

(1) The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption. The energy sold to these distributors includes the amount granted to Edegel in the bids realized since 2006.

(2) Edelnor reduced its consumption in 2012 compared to 2011 due to the termination of a contract in force since 1997 and the reduction in the dispatch of another two contracts.

(3) Hidrandina and ElectroSur have been customers since 2012. Edegel entered into bilateral contracts with each customer at the bar price between January 2012 and December 2012 and between January 2012 and December 2013, respectively.

Our most important competitors in Peru are Enersur (GDF-Suez group, with an installed capacity of 1,225 MW); Electroperú (state-owned competitor, with an installed capacity of 1,043 MW); Kallpa (Inkia Energy group, with an installed capacity of 857 MW) and Egenor (Duke Energy Group, with an installed capacity of 622 MW).

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework by business segment for the five countries in which we operate.

		Argentina	Brazil	Chile	Peru	Colombia

Gx	Unregulated Market	Spot markets with audited cost				Spot market with auctioned cost (Price-offered)
	Regulated	Seasonal Price	Auction 15 years for Thermal / 30 years for Hydro	Node Price auction 15 years	Nodal Price auction 20 years	Auction 3/5 years
	Capacity	Contribution peak demand	—	Income based on contributions during peak demand		Firm energy contribution (energy auctions for at least 20 years)

Tx	Features	Public - Open Access - Regulated Tariff – Monopoly Regime for Transmission System Operators (“TSOs”)

Dx	Law	Concession contract		Administrative Concession (indefinite)		Authorization Operation Zone
	Expansion	95 years	30 years	Undefined
	Tariff review	5 years	4/5 years	4 years		5 years

Cx	Unregulated Agents	> 0.03 MW	> 0.5 MW	> 0.5 MW	> 0.2 MW	> 0.1 MW
	Liberalized (%)	≈20%	≈25%	≈30%	≈45%	≈30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Cx: Trading

Chile

Industry Overview

Industry Structure

The Chilean electricity industry is divided into three business segments: generation, transmission and distribution. These business segments are carried out by publicly-owned private sector companies. The state’s role is circumscribed to regulation, supervision and indicative investment planning through non-binding recommendations in the case of the generation and transmission businesses, with the exception of the main transmission system in which indicative planning is binding and as well as part of the bidding processes for its construction.

The following chart shows the relationships among the various actors in the Chilean market:

The generation segment comprises a group of electricity companies who own generating plants, which energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market which operates under market-driven conditions. They sell their production to distribution companies, unregulated customers, other generation companies, and their surpluses on the spot market.

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

The distribution segment is defined for regulatory purposes as all electricity supplies to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligation and regulated tariffs for supplying regulated customers.

The distribution companies supply both regulated customers, whose demand is less than 500 kW, a segment for which the price and supply conditions are the result of tender processes regulated by the government’s National Energy Commission, and unregulated customers, with bilateral agreements with the generators, whose conditions are freely negotiated and agreed.

Customers are classified according to their amount of demand, as follows: (i) unregulated customers, those with a connected capacity over 2,000 kW; (ii) regulated customers, whose connected capacity is no more than 2,000 kW; and (iii) customers that opt for either a regulated-tariff or an unregulated regime, for a minimum period of four years in each regime, available to customers whose connected capacity falls in the range of 500 kW-2,000 kW.

In Chile, there are four separate interconnected electricity systems. The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the territory, where 92% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located, and where 6% of the Chilean population lives (figures based on preliminary result of the 2012 Chilean census). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 2% of the population lives.

In 2012, the government announced the interconnection project between the SIC and the SING, which would consider the use of a 500 kV high-voltage direct current (“HVDC”) technology with a capacity of 1,500 MW. This project would join the Cardones substation in the SIC and a new substation in the SING called Nuevo Encuentro. For its development, technical studies and the corresponding bidding process will be required in order to carry out the interconnection project. The start-up is expected for 2019.

The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch center, or CDEC, an autonomous entity that involves generators, transmission companies and large customers. A CDEC coordinates the operation of its system with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system. The marginal cost used is the price at which generators trade energy on an hourly basis, involving both their injections into the system and their withdrawals or purchases for supplying their customers.

Principal Regulatory Authorities

The Chilean Ministry of Energy develops and coordinates plans, policies and standards for the proper operation of the sector, approves tariffs and node prices set by the Chilean National Energy Commission ( “CNE”), and regulates the granting of concessions to electricity generation, transmission and distribution companies.

The CNE is the technical entity in charge of defining prices, technical standards and regulatory requirements.

The Chilean Superintendency of Electricity and Fuels (“SEF”) monitors the proper operation of electricity, gas and fuel sectors in compliance with the law in terms of safety, quality, and technical standards.

The Chilean Ministry of Environment is responsible for the development and application of regulatory and policy instruments that provide for the protection of natural resources, the promotion of environmental education and the control of pollution, among other matters. It is also responsible for administering the environmental impact assessment system at the national level, coordinating the preparation of environmental standards and establishing the programs for compliance with the standards.

The Anti-Trust Entities are responsible for preventing, investigating and correcting any threats to free market competition and any anti-competitive practices by potentially monopolistic companies. These entities include:

—

Free Market Competition Tribunal (“TDLC”, in its Spanish acronym). This is a special and independent jurisdictional entity, subject to the directive, correctional and economic authority of the Supreme Court, whose function is to prevent, correct and sanction threats to free market competition.

—

National Economic Prosecutor (“FNE”, in its Spanish acronym). This is the attorney general responsible for economic matters and for investigating and prosecuting all antitrust conduct before the Resolutory Commission and other tribunals.

The Panel of Experts acts as a tribunal in electricity matters arising from disputes between participants in the electricity market and the regulatory authority in certain tariff processes. It issues enforceable resolutions and comprises experts in industry matters, five engineers or economists and two lawyers, all of whom are elected every six years by the Free Market Competition Tribunal.

There are also other entities related to the energy sector: the Chilean Nuclear Energy Committee in charge of research, development, use and control of nuclear energy, and the Chilean Energy Efficiency Agency, in charge of promoting energy efficiency.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization was carried out during the period 1970-73. During the 1980s, the sector was reorganized through the Chilean Electricity Law or Decree with Force of Law (“DFL”) No. 1, allowing participation of private capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

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

DFL No. 1 was published in 1982 and has had only two important changes since then. The first one took place in 2004 to encourage investments in transmission lines. The second one was in 2005 to create long-term contracts between generation and distribution companies as part of a bid process.

The present text of the law was restated in DFL No. 4 of 2006, which is complemented with a series of regulations and standards.

In February, 2012, the Chilean government presented the “National Energy Strategy” which seeks to be a guide for the system’s development over the next 20 years. This strategy is based on six pillars: improving energy efficiency; promoting Non-Conventional Renewable Energies (“NCREs”); reinforcing the role of conventional renewable energies to reduce external dependence; achieving a new focus on transmission by creating a public electricity highway; increasing sector competitiveness and progress in international electricity interconnection studies. The first step to achieve this strategy was the presentation of the “Electricity Highway” project, which currently is in discussion in the Chilean Congress.

Limits and Restrictions

The owners of the main transmission system must be constituted as limited liability stock corporations and cannot take part in the electricity generation or distribution businesses.

Individual participation in the main transmission system (“STT”) by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment value of the STT. The aggregate participation of all such agents in the STT must never exceed 40% of the investment value.

The water utility services law also sets restrictions on the overlapping of electricity distribution company concession areas with those of water distribution and sewage services.

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

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to final unregulated customers or to other generation companies under freely negotiated contracts. To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC, based on the lowest cost of production of the next kWh to be dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Prior to 2005, sales to distribution companies for resale to regulated customers were made through contracts at regulated prices set by the CNE (node prices) in effect at the relevant locations (or nodes) on the interconnected system through which such electricity was supplied. Since 2005, all new contracts between generation and distribution companies for the electricity supply to regulated customers must arise from international bids which have a maximum offer energy price based on the average price paid by the unregulated customers at the time that the bid takes place, which is calculated twice a year by the CNE. If a first bid is unsuccessful, authorities may increase this maximum price by an additional 15%. The bids are awarded on a minimum price basis. The average prices associated with these bids are transferred directly to end customers, replacing the regulated node price regime. During the term of the contracts, the energy and capacity prices are indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation. Under the bid system, all distribution companies have separate electricity contracts for their regulated and unregulated customers since 2010.

Due to the bankruptcy of the generating company Campanario in September, 2011, certain regulated customers in the central-southern region of the country no longer had electricity contracts. In response, the Chilean government published two resolutions: RE 2288 and RM 239. Pursuant to these resolutions, all generating companies must meet demand from their customers on a pro rata basis to their injections into the system until new contracts are awarded under new tendering processes. As of the date of this Report, only 56% of this energy has been awarded to generation companies until December, 2014 (of which 50% was to Endesa Chile and 6% to Gener).

Sales of Capacity to Other Generation Companies

Each CDEC determines a firm capacity for each power plant on an annual basis. Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information and accounting for time out of service for maintenance purposes and for extremely dry conditions in the case of hydroelectric plants.

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

Generation companies may also be required to pay fines to the regulatory authorities, related to system blackouts due to any generator’s operational mistake, including failures related to the coordination duties of all system agents, as well as to make compensatory payments to electricity customers affected by shortages of electricity. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at the failure cost determined by the authority in each tariff setting. This failure cost, which is updated semiannually by the CNE, is a measurement of how many final customers would pay for one extra MWh under rationing conditions.

Regulation in Transmission

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and customers. Every four years a study is done to evaluate the existing system and to define the expansion plan. On December 31, 2010, the last study was delivered to the CNE. In November, 2011, the CNE promulgated Decree 61 that defines the current value of the existing lines to be remunerated in the 2011-2014 period. The main transmission system is paid by generators and customers.

According to the modifications to the General Electricity Services Law incorporated in Law 19,940 of March, 2004, the transportation of electricity by main transmission systems and sub-transmission systems are defined as a public service. Therefore, the transmitter has a service obligation, and is responsible for the maintenance and improvement of its facilities.

On September 4, 2012, the Chilean government sent to the Chilean Congress a bill called “Electricity Highway,” which seeks to define transmission projects as being of “public interest”. This designation would permit the creation of fiscal sections, which are currently susceptible to being expropriated or subject to easements, speed up the licensing and permits process and thereby ensure the sector’s development.

Regulation in Subtransmission

Subtransmission systems are defined as voltage lines exceeding 23 kV. There are seven subtransmission systems defined by decree. The subtransmission systems are paid mainly by customers according to the values fixed by decree of the Ministry of Energy. Generators and unregulated customers pay only for the lines they use in each system. The study to define the current value of the existing lines to be remunerated in the 2011-2014 period has been finished. However, as of the date of this Report, the CNE has not promulgated the corresponding decree.

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

Environmental Law 19,300 was enacted in 1994 and implemented by several rules, such as the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January, 2010, Law 19,300 was modified by Law 20,417, which introduced changes in the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendency of Environment. Consequently, the environmental assessment process is coordinated by this entity and the Environmental Assessment Service.

On April 1, 2008, Law 20,257 was enacted, which amended the General Services Law. The purpose of the amendment is to promote the use of NCRE. This law defines the different types of technologies considered as NCRE, and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of such type, and to progressively increase this percentage 0.5 percentage points annually up to at least 10% as of 2024. Currently, our power plants recognized as NCRE generators are the Palmucho and Canela wind farms and the Ojos de Agua mini-hydroelectric plant. Additionally, the law sets forth fines for generators that do not comply with this obligation. Endesa Chile fully complied with this obligation during 2012. The additional cost of generating with NCRE is being charged as a pass-through in the new contracts, thus eliminating an impact to our revenues.

An amendment to this law has been discussed in the Chilean Congress. The Chilean Senate unanimously approved an increase in the NCRE targets, initially from 10% in 2024 to 20% in 2020. The Minister of Energy has explained to the Chilean Energy and Mining Commission the technical and economic difficulties that this drastic change in the original target would cause. It was therefore recommended not to amend the present law in terms of targets.

In January 2011, Decree 13 of the Ministry of Environment was published in the Diario Oficial, a governmental publication, establishing emission standards for thermoelectric plants applicable to generation units of at least 50 MW. The object of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to prevent and protect the health of the population and protect the environment. Existing emission sources will have to meet emission limits for MP as established in the regulation within two and a half years from the date of publication of this decree (which is expected to be in July 2013); for SO2 and NOx emissions, the term is four years in highly polluted areas and five years elsewhere.

On June, 2012, Law 20,600 was published, creating the Environmental Courts. The law defines the Environmental Courts as special jurisdictional courts subject to the control of the Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and look into other matters that are submitted for their attention under the law. The law created three such courts : the first began operating in December, 2012 and the other two will become operative in June, 2013.

On December 28, 2012, the Superintendency of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

Water Rights

We own unconditional, absolute and perpetual property water rights granted by the Chilean Water Authority. Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right considered. The maximum license fees to be recovered are those paid during the eight years before the start-up date. As of the date of this Report, we and our subsidiaries have not recovered any license fees already paid. During 2012, we paid Ch$ 6,429 million for 2011 unused water rights located in the SIC area. This amount may vary in the future according to the actual water rights we may hold each year. We and our subsidiaries continuously analyze which water rights they will maintain, disregard or acquire. We estimate that in 2013 we will pay fees for an aggregate of Ch$ 7,269 million. Since 2012, the annual fees increased due to the water rights law, which requires a doubling of the annual fee for 2012. After that, the fees will remain flat for five years, and then double again thereafter. In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, companies have begun to pay license fees as of January 1, 2012. In this area, Endesa Chile owns water rights for the Futaleufú River.

Argentina

Industry Overview

Industry Structure

In the Wholesale Electricity Market (“Argentine MEM”, in its Spanish acronym) there are four categories of local agents (generators, transmitters, distributors and large customers) and external agents (traders of generation and traders of demand) who are allowed to buy and sell electricity as well as related products.

The following chart shows the relationships among the various actors in the Argentine MEM:

The generation sector is organized on a competitive basis, with independent generators selling their output in the Argentine MEM’s spot market or through private contracts to purchasers in the Argentine MEM’s contract market or to CAMMESA, which is the entity in charge of the operation of the Argentine MEM, through special transactions like contracts under Resolutions SE 220/2007 and 724/2008.

The transmission sector operates under monopoly conditions and is comprised of several companies to whom the Argentine government grants concessions. One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which generation plants, distribution systems and large customers are connected. The international interconnected transmission systems also require concessions granted by the Argentine Secretariat of Energy. Transmission companies are authorized to charge different tolls for their services.

Distribution is regarded as a public service operating under monopoly conditions. It is comprised of companies that have been granted concessions by the Argentine government. Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator. Accordingly, these companies have regulated tariffs and are subject to quality service specifications. Distribution companies may obtain electricity on the Argentine MEM’s spot market, at a price called “seasonal price,” which is defined by the Argentine Secretariat of Energy as the cap for the costs of electricity bought by distributors that can be passed through to regulated customers.

There are two electricity distribution areas subject to federal concessions. The concessionaires are Edesur (controlled by Enersis) and Edenor (unrelated to us) which are located in the Greater Buenos Aires area. The local distribution areas are subject to concessions granted by the provincial or municipal authorities. However, all distribution companies acting on the Argentine MEM must operate under its rules.

Regulated customers are supplied by distributors at regulated tariffs, unless they have a minimum capacity demand of 30 kW, in which case they can choose to contract their supply directly from generators within the Argentine MEM’s spot market and thereby become “Large Customers” who may freely negotiate their prices with generating companies.

“Large Customers” are classified into three categories: Major Large Customers, Minor Large Customers and Particular Large Customers. Each of these categories of customers has different requirements with respect to purchases of their energy demand. For example, Major Large Customers are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while Minor Large Customers and Particular Large Customers are required to purchase all of their demand through supply contracts. Large customers participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power for Large Customers, or “AGUEERA”).

There is one interconnected system, the Argentine SADI, and smaller systems that provide electricity to specific areas. According to the Argentine National Institute of Statistics and Census (“INDEC”, in its Spanish acronym), 97.7% of the population received electricity through the public network in 2010, while 1.1% generated their own electricity and 1.2% had no access to electricity.

Principal Regulatory Authorities

The Argentine Ministry of Federal Planning, Public Investment and Services, through the Argentine Secretariat of Energy, is primarily responsible for studying and analyzing the behavior of energy markets, preparing the strategic planning with respect to electricity, hydrocarbons and other fuels, promoting policies to increase competition and improve efficiency in the assignment of resources, leading actions for applying the sector policy, orienting new operators to the general interest, respecting the rational exploitation of the resources and the preservation of the environment.
The Electricity National Regulatory Agency (“ENRE”, in its Spanish acronym) carries out the measures necessary for meeting national policy objectives with respect to the supply, transmission and distribution of electricity. Its principal objectives are to protect the rights of customers, promote competitiveness in production and encourage investments that assure long-term supply, promote free access, non-discrimination and the generalized use of the transmission and distribution services, and regulate transmission and distribution services to ensure fair and reasonable tariffs, encourage private investment in production, transmission and distribution, ensuring the competitiveness of the markets where possible.

The principal functions of the Administrative Company for the Wholesale Electricity Market (“CAMMESA”, in its Spanish acronym) are the coordination of dispatch operations, the establishment of wholesale prices and the administration of economic transactions made through the SIN. It is also responsible for executing the economic dispatch through economic considerations and rationality in the administration of the energy resource, coordinating the centralized operation of the SIN to guarantee its security and quality, and managing the Argentine MEM, in order to ensure transparency through the participation of all the players involved and with respect to the respective regulations.

The principal functions of the Argentine Federal Electricity Council are the following: (i) administering specific funds for the electricity sector and (ii) advising the national executive authority and the provincial governments with respect to the electricity industry, the priorities in performing studies and works, concessions and authorizations, and prices and tariffs in the electricity sector. It also provides advice regarding modifications resulting from legislation referring to the electricity industry.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies. As a result of service problems, the government began to intervene in the sector in the 1950s and initiated a nationalization process. Law 15,336/60 was passed to organize the sector and establish the federal legal framework for the start of major transmission and generation works. Many state companies were created within this framework in order to carry out various hydroelectric and nuclear projects.

As a result of the electricity shortage in 1989, the following laws were passed starting in 1990: Law 23,696 (“State Reform”), Law 23,697 (“Economic Emergency”) and Law 24,065 (“Electricity Framework”).

The objective of the new legislations was essentially to replace the vertically-integrated system based on a centrally-planned state monopoly with a competitive system based on the market and indicative planning.

Regulatory Developments: The Industry After the Public Emergency Law

Law 25,561, the Public Emergency Law, was enacted in 2002 to manage the economic crisis which began that year. It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of U.S. dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1 per US$ 1. The mandatory conversion of transmission and distribution tariffs from U.S. dollars to Argentine pesos at this pegged rate (compared to the market exchange rate of approximately Ar$ 3 per US$ 1) and the regulatory measures that cap and reduce the spot and seasonal prices hindered the pass-through of generation variable costs in the tariffs to end customers.

The Public Emergency Law also empowered the Argentine government to implement additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term. These measures have been periodically extended. Law 26,729, which was enacted in December 2011, extended the measures until December 31, 2013.

The Argentine Secretariat of Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the Argentine MEM’s costs and prices and to reduce the price paid by the end customers.

Resolution SE 240/2003 changed the method for calculating spot prices by decoupling such prices from the marginal cost of operation. Prior to this resolution, spot prices in the Argentine MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with liquid fuel/diesel in the winter (May-August). Due to restrictions on natural gas supply, winter prices were higher and affected by the price of imported fuels priced in U.S. dollars. Resolution SE 240/2003 sought to avoid price indexation pegged to the U.S. dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply. In addition, water value is not considered if its opportunity cost is higher than the cost of generating with natural gas. The resolution also set a cap on the spot price at Ar$ 120/MWh, which was still valid during 2012. The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho, or “STD”) plus a margin of Ar$ 2.5/MWh, according to the Resolutions SE 6,866/2009 and 6,169/2010, that came into effect in May 2010.

The government has avoided the increase in electricity tariffs to end customers and seasonal prices have been maintained substantially fixed in Argentine pesos. However, gas producers have received price revisions by the authority and thereby were able to recover part of the value that they lost as a result of the 2002 devaluation.

Under this system, CAMMESA sells energy to distributors who pay seasonal prices, and buys energy from generators at spot prices that recognize rising gas prices at a contractual price defined by the instructions of the Argentine Secretariat of Energy. To overcome this imbalance, the Argentine Secretariat of Energy — through Resolution SE 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market. This resolution set a priority of payment for different services , such as capacity payment, fuel cost and energy sales margin, among others. As a result, CAMMESA accumulates debt with generators while the system gives a misleading price incentive to the market that encourages electricity consumption but discourages investments to satisfy the growth in electricity demand, including investments in transmission capacity. Additionally, generators suffer a reduction of estimated income from contract prices because of the reduction of the spot price level.

The Argentine government has gradually reversed its decision to freeze tariffs. During 2011, various resolutions authorizing the elimination of electricity and natural gas subsidies were issued. However, the subsidy elimination has been applied to only 5% of the demand. For further details, see “— Sales to Distribution Companies and Certain Regulated Customers” below.

In order to enhance the energy supply, the Argentine Secretariat of Energy created different schemes to sell “more reliable energy.” Resolution 1,281/2006 created the Energy Plus Service, which was designed to increase generation capacity in order to meet growth in electricity demand over the “Base Demand,” which was the demand for electricity in 2005.

Resolutions SE 220/2007 and 724/2008 gave thermal generators the opportunity to reduce some of the adverse effects of Resolution SE 406/2003 by entering into MEM Supply Commitment Contracts, or “CCAM”, in its Spanish acronym. Under these resolutions, a generator can perform maintenance or repowering investments to improve their unit’s availability and add additional capacity to the system. After authorization, the generator can then sign a CCAM at prices that would permit the recovery of such capital expenditures. Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales under Resolution 406/2003). Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE 762/2009 created the Hydroelectric National Program to promote the construction of new hydro plants. The program enables authorized generators to enter into energy supply contracts with CAMMESA for up to fifteen years at prices that would allow for the recoupment of their investment.

The Argentine government has adopted several other measures to encourage new investments, including the following: auctions to expand the capacity of natural gas transportation and electricity transmission; the implementation of certain projects for the construction of power plants; the creation of fiduciary funds to finance these expansions; and the awarding of contracts with renewable energy, called the “GENREN program”. For more details, refer to “— Environmental Regulation” below. In addition, Law 26,095/2006 created specific charges that must be paid by end customers which are used to finance new electricity and gas infrastructure projects. The Argentine government has also enacted some regulations to encourage the rational and efficient use of electricity.

Since the implementation of Law 24,065 (“Electricity Framework”), the generation sector has sold the electricity it generates on the wholesale spot market and the private contract market. However, a series of resolutions have been published in recent years that have permitted the Argentine government and generators to sign contracts for the incorporation of new generation and/or maintenance of existing plants to guarantee the availability of the units, all in accordance with Resolutions 146/23, 200/220/07 and 724/08.

On August 24, 2012 the Argentine government informed electricity sector companies that it will reform the Argentine MEM and end the marginalist system of the 1990s. To implement these changes, a Strategic Planning and Coordination Commission of the National Hydrocarbons Investment Plan was created. It is expected that the principal changes will be in the generation sector and that the “liberalized marginalist” model will evolve into a “Cost Plus” model in accordance with the following “Declared Principles”: (i) any income shall be applied to each company based on the sum of its equity and financial debt, less redundant assets, (ii) a “Reasonable Profit” would be recognized, and (iii) efficient operating costs would be recognized.

With this new regulatory model, the Argentine government will have more information and control over (i) the profitability of companies, (ii) the quality of service, and (iii) the supply of fuels through CAMMESA, which will be the sole supplier of fuels (through imports and a contract with YPF S.A., an Argentine company engaged in the exploration, distribution and sale of petroleum and its derivatives).

As of the date of this Report, the implementation date of the new regulatory model has not been determined.

Agreement For Managing And Operating Projects

On November 25, 2010, the Argentine Secretariat of Energy signed an agreement with several generation companies, including Endesa Chile’ subsidiaries, in order to: (i) increase thermoelectric unit availability, (ii) increase energy and capacity prices and (iii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies.

This agreement seeks to accomplish the following: (i) continue the reform of the Argentine MEM; (ii) enable the incorporation of new generation to meet the increased demand for energy in the Argentine MEM (pursuant to this agreement, Endesa Chile’s subsidiaries, together with the SADESA Group and Duke, formed a company to develop the combined-cycle project with a capacity of approximately 800 MW at the Vuelta de Obligado thermal plant); (iii) determine a mechanism to pay the generators’ sales settlements with maturity dates to be determined, which represent generators’ claims spanning the period from January 1, 2008 to December 31, 2011; and (iv) determine the method for recognizing the total remuneration due to generators.

On October 24, 2012, the contract for the turnkey supply and construction of the Vuelta de Obligado plant was entered into by and among General Electric Internacional Inc. and General Electric Internacional Inc., Argentina branch, and the Argentine Secretariat of Energy.

The project also includes the expansion of the Río Coronda 500 kV transformer station which connects to the Argentine Interconnected System (“Argentine NIS”) , the construction of four new fuel tanks, the construction of a gas pipeline to supply natural gas from the national network, and maintenance of the plant during the single and combined-cycle operation periods for a period of 10 years.

FONINVEMEM

Resolution SE 712/2004 created FONINVEMEM, a fund whose purpose is to increase electricity capacity/generation within the Argentine MEM. Pursuant to Resolution SE 406/2003, the Argentine Secretariat of Energy decided to pay generators for the spot prices up to the amount available in a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, which were lower than spot prices for the same period. FONINVEMEM would receive the differences between spot prices and payments to sellers, according to Resolution SE 406/ 2003 from January 1, 2004 to December 31, 2006. CAMMESA was appointed to manage FONINVEMEM.

Pursuant to Resolution SE 1,193/2005, all private generators in the Argentine MEM were called upon to participate in the construction, operation and maintenance of the electricity generation plants to be built with the funds from FONINVEMEM, consisting of two combined -cycle generation plants of approximately 850 MW each .

Due to the insufficient resources to construct the plants, Resolution SE 564/2007 required all of the Argentine MEM’s private sector generators to commit to FONINVEMEM by including the differences between spot prices and payments made pursuant to Resolution SE 406/2003 for an additional period ending December 31, 2007. These plants were completed in 2010 and are powered by natural gas or alternative fuels.

The Energy Plus Program

In September 2006, the Argentine Secretariat of Energy issued Resolution SE 1,281/2006 in an effort to respond to the continued increase in energy demand following Argentina’s economic recovery after the crisis. With this resolution the Argentine government started the Energy Plus Program. which principal objectives are to (i) create incentives to construct electricity generation plants and (ii) ensure that energy available in the market is used primarily to service residential customers and industrial and commercial customers with an energy demand is at or below 300 kW as well as those who do not have access to other viable energy alternatives.

The resolution also established the price large customers are required to pay for excess demand that are not covered by a contract under the Energy Plus Program, which is equal to the marginal cost of operations. This marginal cost is equal to the generation cost of the last generation unit dispatched to supply the incremental demand for electricity at any given time.

Limits and Restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical Integration Restrictions

The vertical integration restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical integration restrictions were imposed by Law 24,065, and apply differently to each sub-sector as described below:

Generators

—	Neither a generation company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling entity of a transmission company; and
—

Since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

—	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a generation company;
—	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a distribution company; and
—	Transmission companies cannot buy or sell electric energy.

Distributors

—	Neither a distribution company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a transmission company; and
—

A distribution company cannot own generation units. However, the shareholders of an electricity distributor may own generation units either by themselves or through any other entity created with the purpose of owning or controlling generation units.

Horizontal Integration Restrictions

In addition to the vertical integration restrictions described above, distribution and transmission companies are subject to the following horizontal integration restrictions:

Transmitters

—

Two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another transmission company. Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines between 132 kW and 140 kW, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement. Pursuant to the concession agreements that govern the services rendered by the private companies operating the high-tension transmission services of at least 220 kW, such companies must render the service on an exclusive basis and are entitled to render the service throughout the entire country, without territorial limitations.

Distributors

—

Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another transmission or distribution company; and

—

Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement.

Regulation of Generation Companies

Concessions

Hydroelectric generators with a normal generation capacity exceeding 500kW must obtain a concession to use public water sources. Concessions may be granted for a fixed or an indefinite term.

Such concession-holders have the right to: (i) take control of the private properties within the concession area (subject to general laws and local regulations) that are necessary to create reservoirs as well as underground or above ground supply-line and release channels, (ii) flood lands that are necessary to raise water levels, and (iii) request the authorities to make use of the powers conferred in article 10 of Law 15,336 in cases where it is absolutely necessary to appropriate the property of a third-party that was not part of the concession and the concession-holder has failed to reach an agreement with such third-party.

Dispatch and Pricing

CAMMESA controls the coordination of dispatch operations, the spot price calculations and the administration of the Argentine MEM’s economic transactions. CAMMESA is also required to comply with special instructions given by the Argentine Secretariat of Energy in order to enter into power purchase transactions with certain generators. All generators that are Argentine MEM agents have to be connected to the Argentine NIS and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS in order to be sold in the spot market or in the term market. Distribution companies, traders and large customers that have entered into private supply contracts with generation companies pay the contractual price directly to the generator and also pay a fee to the transmission and/or distribution company for the use of their systems.

The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the specification of prices in the Argentine MEM and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

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

The regulatory framework governing payment for generation capacity established by the emerging regulations continued to be the same since 2002, with generators receiving compensation for available capacity at Ar$ 12 per MW until December 2010. On November 25, 2010, the Argentine Secretariat of Energy entered into an agreement with all private generators in order to increase the installed capacity during 2011. The agreement provides that the government will pay Ar$ 35 per MW-hrp (hrp stands for hours in which capacity is being paid) for available capacity of units greater than 100 MW and Ar$ 42 per MW-hrp of units smaller than 100 MW to generators that present projects to increase capacity and can provide capacity with adequate availability, as defined in the agreement. Furthermore, the remuneration to cover operation and maintenance costs will also increase from Ar$ 7.96 per MWh to Ar$ 11.96 per MWh for natural gas-based generation and from Ar$ 12.96 per MWh to Ar$ 20.96 per MWh for alternative fuel-based generation. In addition, all hydroelectric units with an installed capacity greater than 250 MW will receive 100% of their energy spot market sales. This payment system is still in effect and will remain in effect until the new regulatory model is implemented.

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the Argentine MEM, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. These prices have not changed since January 2005.

Pursuant to Resolution SE 1,301/2011, which announced the elimination of subsidies, the Argentine MEM’s seasonal reference prices for non-subsidized electricity were published in November 2011. This resolution also provided for the (i) discontinuation of the practice of charging subsidized prices for non-residential customers based on their payment capacity and economic activity; (ii) creation of a Register of Exceptions including a list of customers exempt from the subsidy elimination, provided that they can certify their inability to bear the seasonal reference prices for non-subsidized electricity; and (iii) the identification of the National State Subsidy, requiring CAMMESA to explicitly identify the subsidies that it provides to each level of demand. Under the resolution, distributors are also required to notify residential customers that will be affected by the elimination of subsidies.

Stabilization Fund

The stabilization fund, managed by CAMMESA, was created to absorb the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price. When the spot price is lower than the seasonal price, the stabilization fund increases and when the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum balance to cover payments to generators if prices in the spot market during the quarter exceed the seasonal price.

The stabilization fund has been adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. These deficits have been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Negotiated Prices

Generators may also enter into agreements in the term market to supply energy and capacity to distributors and large customers. However, with the modifications being carried out in the generation sector, it is unclear how the generators’ role of trader will continue. Distributors are able to purchase energy through contracts on the term market instead of purchasing energy in the spot market. Term contracts typically stipulate a price based on the spot price plus a margin. Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market. However, as a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential prices, making it unattractive for distributors to purchase energy under term contracts while prices remain at their current levels.

Sales by Generation Companies to Unregulated Customers

Generators may also enter into contracts in the term market to supply energy and capacity to distributors and large customers. However, with the modifications being carried out in the generation sector, it is unclear whether the generators may continue to pay the role of a trader. Distributors are able to purchase energy through contracts on the term market instead of purchasing energy in the spot market. Term contracts typically stipulate a price based on the spot price plus a margin.

As a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

In addition, the Argentine Secretariat of Energy issued Resolution SE 1281/2006 in September 2006. The principal objective of this resolution is to ensure that energy available in the market is used primarily to service residential customers and industrial and commercial customers whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.

Sales to Distribution Companies and Regulated Customers

In order to stabilize the prices for distribution, the market uses the seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market. This is a fixed price determined every six months by the Argentine Secretariat of Energy based on CAMMESA’s recommended seasonal price level for the next period according to its estimated spot price. CAMMESA estimates this price by evaluating its expected supply, demand and available capacity, as well as other factors. The seasonal price is maintained for at least 90 days. Since 2002, the Argentine Secretariat of Energy has been approving seasonal prices lower than those recommended by CAMMESA.

At the end of 2011, the Argentine government issued various resolutions in order to being a process of reducing subsidies to gas, electricity and water tariffs. These resolutions provide for, among other things, the (i) approval of the seasonal programming of regulated tariffs for the period from November 2011 to April 2012, (ii) establishment of a new non-subsidized seasonal price, which increased from Ar$ 243/MWh to Ar$ 320/MWh, (iii) listing of economic activities that are subject to the reduction in subsidies, (iv) creation of a register recording the exceptions to the reduction in subsidies, (v) establishment of the effective date for the new tariffs as of January 1, 2012, and (vi) provisions for voluntarily renouncing gas, electricity and water subsidies through an online system.

Specific Regulatory Charges for Electricity Companies

The authority to impose regulatory charges in Argentina is administratively divided among the federal, provincial and the municipal governments. Therefore, the tax charge varies according to where the customer lives.

Incentives and Penalties

The Energy Plus Service Program, part of the Energy Plus Program, is provided by generators that have (i) installed new generation capacity or (ii) connected previously unconnected existing generation capacity to the Argentine NIS. All “Large Customers” that had a higher demand than their Base Demand as of November 1, 2006 were required to enter into a contract with the Energy Plus Service Program to cover their excess demand. Large Customers that did not enter into such contracts are required to pay additional amounts for any consumption that exceeds the Base Demand. The prices under the contracts with Energy Plus Service Program must be approved by the relevant authorities. Unregulated customers that were unable to secure an Energy Plus Service contract are able to request CAMMESA to conduct an auction in order to satisfy their demand.

Regulation in Transmission

The transmission sector is regulated based on the principles established in Law 24,065 and the terms of the concession granted to Transener S.A. under Decree 2,743/92. Due to technological reasons, the transmission sector is heavily affected by economies of scale that limits competition. As a result, the transmission sector operates under monopoly conditions and is subject to considerable regulation.

Natural Gas Market

Since the economic emergency measures of 2002, the lack of investment in natural gas production forced the system to burn increasing amounts of liquid fuels.

The Argentine government has adopted different measures to improve the natural gas supply. Since 2004, local gas producers and the Argentine government have entered into various agreements to guarantee gas supply. The last agreement was signed in July 2009 and resulted in a 30% increase of the natural gas price for power generators until December 2009. In addition, Argentina and Bolivia entered into a 20-year agreement in 2006 that guarantees Argentina’s right to receive up to 28 million cubic meters of natural gas on a daily basis.

The Electronic Gas Market (“MEG”, in its Spanish acronym) was also recently created to increase the transparency of physical and commercial operations in the spot market.

Electricity Exports and Imports

In order to give priority to the internal market supply, the Argentine Secretariat of Energy adopted additional measures that restricted electricity and gas exports. Resolution SE 949/2004 established measures that allowed agents to export and import electricity under very restricted conditions. These measures prevented generators from satisfying their export commitments.

The Argentine Secretariat of Energy published Disposition 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the use of transport capacity. These measures restricted gas delivery to Chile and Brazil. These restrictions are expected to continue as Resolution Enargas 1,410, which was issued in October 2010, reinforced such restrictions on gas distribution to certain customers. Specifically, the resolution mandated that the distribution of gas be made in the following order, from highest to lowest priority: (i) residential and commercial customers, (ii) the Compressed Natural Gas market, (iii) large customers, (iv) thermal generator units, and (v) exports.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law 24,051 (“Hazardous Waste Law”) and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector. Failure to satisfy these requirements entitles the Argentine government to impose penalties such as suspension of operations which, in case of public services, could result in the cancellation of concessions.

Law 26,190, enacted in 2007, defined the use of non -conventional renewable energy for electricity production as a national interest and set as a target 8% market share for generation from renewable energies within a term of 10 years. During 2009, the government took actions to reach this objective by publishing Resolution 712/ 2009 and launching an international auction to promote the installation of up to 1,000 MW of renewable energy capacity. This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA. In June 2010, the “GENREN program” awarded a total of 895 MW, distributed in the following manner: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydro, and 20 MW of solar units. The prices awarded vary from US$ 150/MWh (for mini-hydro units) to US$ 598/MWh (for solar units). In 2011, the Argentine Secretariat of Energy issued Resolution 108/11, which allowed CAMMESA to sign contracts directly with generators of renewable energy on conditions similar to Resolution 712/ 2009.

Brazil

Industry Overview

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, the Brazilian NIS, which comprises most of the regions of Brazil, and several other small isolated systems.

The following chart shows the relationships among the various actors in the Brazilian NIS:

Generation, transmission, distribution and trading are legally separated activities in Brazil.

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts with distributors, traders or unregulated customers. Differences are sold on the short-term market or spot market at the Settlement Price for the Differences (“PLD”, in its Portuguese acronym) and there is also a special mechanism between generators that seeks to re-allocate hydrological risk by offsetting differences between generators’ assured energy and that which is actually produced, called the “Electricity Re-allocation Mechanism” (“MRE”, in its Portuguese acronym).

The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation. Before, all generation concessions were held either by Brazilian individuals or entities controlled by Brazilian individuals or the Brazilian government.

The transmission sector operates under monopoly conditions. Revenues from the transmission companies are fixed by the Brazilian government. This applies to all electricity companies with transmission operations in Brazil. The transmission revenue fee is fixed and, therefore, transmission revenues do not depend on the amount of electricity transmitted.

Distribution is a public service that works under monopoly conditions and is provided by companies who have also been granted concessions. Distributors in the Brazilian NIS are not permitted to: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to unregulated customers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Similarly, generators are not allowed to hold equity interests in excess of 10.0% in distributors.

The selling of electricity is governed by Law 10,848/ 2004 and Decrees 5,163/2004 and 5,177/2004 of the Electricity Trading Chamber or Clearing House (“CCEE”, in its Portuguese acronym), and ANEEL Resolution 109/2004, which introduced the Electricity Trading Convention. This is a convention in which the terms, rules and procedures of the trading in the CCEE are defined. Two possible situations were introduced by these regulations for the execution of energy sales agreements: (i) the regulated contracting environment, in which energy generation and distribution agents participate, and (ii) the free market contracting environment, in which energy generation, trading, importing and exporting agents, and unregulated customers, participate.

Commercial relations between the agents participating in the CCEE are governed mainly by energy sales agreements. All the agreements between the agents in the Brazilian NIS should be registered with the CCEE. The register includes the amounts of energy and the term. The energy prices agreed are not registered with the CCEE, but instead are specified by the parties involved in the agreements.

The CCEE books the differences between energy produced or consumed and the contracted amount. The positive or negative differences are settled in the short-term market and priced at the PLD, determined weekly for each level of load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated, and special customers. It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework. According to the specifications set forth in Law No. 9,427/96, unregulated customers in Brazil are those who currently have: (i) a demand of at least 3,000 kW and choose to contract the energy supply directly with generators or retailers; or (ii) a demand in the range of 500-3,000 kW and choose to contract the energy supply directly with alternative generators or traders.

The Brazilian NIS is coordinated by the Brazilian Electricity System Operator (“ONS”, in its Portuguese acronym) and is divided into four electric sub-systems: South-East/Center-West, South, North-East and North. In addition to the Brazilian NIS, there are also the isolated systems that are not part of the Brazilian NIS. These isolated systems are generally located in the Northern and North-Eastern regions of Brazil and rely solely on electricity generated from coal-fired and oil-fuelled thermal plants. According to the ONS, more than 98% of the population received electricity through the public network in 2011.

Principal Regulatory Authorities

The Brazilian Ministry of Mines and Energy (“Brazilian MME”) regulates the electricity industry and its primary role is to establish the policies, guidelines and regulations for the sector.

The Brazilian National Energy Policy Council (“CNPE”, in its Portuguese acronym) is in charge of developing the national electricity policy. Among its roles are to guide the President in the formulation of energy policies and guidelines, promote the stable and secure supply of the country’s energy resources, ensure the energy supply to the most distant places of the country, establish directives for specific programs (such as the use of natural gas, alcohol, biomass, coal and thermonuclear energy), and establish directives for the import and export of energy.

The Energy Research Company (“EPE”, in its Portuguese acronym) is an entity under the Brazilian MME. Its purpose is to provide services in the area of studies and research to support the energy sector planning.

The Brazilian Governmental Agency for Electric Energy (“ANEEL”, in its Portuguese acronym) is the entity that implements the regulatory policies, and its main responsibilities include, among others: (i) supervision of the concessions for electricity sale, generation, transmission and distribution ; (ii) enactment of regulations for the electricity sector; (iii) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (iv) promotion of a bidding process for new concessions; (v) resolution of administrative disputes between electricity sector agents; and (vi) setting the criteria and methodology for determining distribution and transmission tariffs, as well as the approval of all the electricity tariffs, ensuring that customers pay a fair price for energy supplied and, at the same time, preserving the economic-financial balance of the distribution companies, so that they can provide the service to agreed quality and continuity.

The Energy Sector Monitoring Committee (“CMSE”, in its Portuguese acronym) is an entity created under the scope of the Brazilian MME and is under the Brazilian MME’s direct coordination. CSME was established to evaluate the continuity and security of the energy supply across the country. CMSE has the mandate to: (i) follow the development of the energy generation, transmission, distribution, trading, import and export activities; (ii) assess the supply and customer service as well as the security of the system; (iii) identify difficulties and obstacles that affect the supply security and regularity; and (iv) recommend proposals for preventive actions that can help preserve the supply security and service.

CCEE is a non-profit company subject to authorization, inspection and regulation by ANEEL and its main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS by registering the agreements resulting from market adjustments and whose agents are gathered into four categories: generation, distribution, trading and customers.

The ONS is comprised of generation, transmission and distribution companies, and independent customers, and is responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS, subject to the ANEEL’s regulation and supervision.

The Electricity Law

General

Before 1993, the power tariff was the same throughout Brazil. The dealers were entitled to a guaranteed return because the regulatory regime provided for the cost of service. Concession areas that obtained a higher return than the one guaranteed deposited the surplus in a fund from which the distributors with less than the guaranteed return withdrew the difference.

In 1993, the Brazilian electric sector was reformed through Law 8,631/93, which abolished the equalization of electricity tariffs system.

The Concessions Law 8,987 and the Power Sector Law 9,074, both enacted in 1995, intended to promote competition and attract private capital into the electricity sector. Since then, several assets owned by the Brazilian government and/or state governments have been privatized.

The Power Sector Law also introduced the concept of independent power producers, or IPPs, in order to open the electricity sector to private sector investment. IPPs are single agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale for their own account.

Law 9,648/98 created the wholesale energy market, composed by the generation and distribution companies. Under this new law, the purchase and sale of electricity are freely negotiated.

The spot price is used to value the purchase and sale of electric power in the short term market. According to the law, the CCEE is responsible for setting electricity prices in the spot market. These prices are calculated on a marginal costs basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week subsequent to the determination.

Pursuant to Law 10,433/02, the wholesale energy market structure came to be closely regulated and monitored by ANEEL. ANEEL is also responsible for setting wholesale energy market governance rules including measures to stimulate permanent external investment.

During 2003 and 2004, the Brazilian government established the basis for a new model for the Brazilian electricity sector through Laws 10,847 and 10,848 of March 15, 2004, and Decree 5,163 of July 30, 2004. The principal objectives of these laws and decrees were to (i) guarantee the security of the electricity supply, (ii) promote the reasonability of tariffs, and (iii) improve social integration in the Brazilian electricity sector through programs designed to provide universal access to electricity.

The new model contemplates a series of measures to be followed by the agents, such as the obligation to contract all the demand of the distributors and unregulated customers. It also defines a new methodology for calculating the physical energy guarantee for sale of generation, contracting hydroelectric and thermal generating plants in proportions that ensure the best balance between guarantee and supply cost, plus the constant monitoring of the continuity and security of supply, seeking to detect occasional imbalances between supply and demand.

In terms of the tariffs’ reasonability, the model contemplates the purchase of electricity by distributors in a regulated environment through tenders in which the principle of lowest tariff is observed. As a result, the cost of acquiring electricity to be passed on to captive customers can be reduced. The new model creates conditions for the benefits of electricity made available to customers who do not yet have this service and for guaranteeing a subsidy for low income customers.

Limits and Restrictions

Regulatory Resolution 299/2008 repeals certain sections of ANEEL Resolution 278/2000, which established the limits and conditions for the participation of electricity distributors and traders. The section of Resolution 278/2000 relating to limits on generation remains in effect and establishes that (i) an entity cannot have more than a 20% participation in the installed capacity, (ii) an entity may not have more than a 25% participation in the installed capacity of the electricity system of the South, South East and Center West regions, and (iii) an entity may not have more than a 35% participation in the installed capacity in the North and North East regions.

Section 7 of Resolution 278/2000, which defines that a distribution-concession company may only own up to 30% of the energy required to meet their captive demand from related companies, has also been retained.

Regulation of Generation Companies

Concessions

The Concessions Law provides that, upon receiving a concession, IPPs, self-producers, suppliers and customers will have access to the distribution and transmission systems owned by other concessionaires, provided that they are reimbursed for their costs as determined by ANEEL.

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

In September 2012, ANEEL published Provisional Resolution 579 which establishes the criteria for the renewal of generation, transmission and distribution concessions that expire between 2015 and 2017. It foresees the reduction of energy tariffs and indemnities for non-depreciated investments in hydroelectric plants and transmission installations. In addition, Provisional Resolution 577 defines procedures for the temporary provision of the electricity energy service in the case of cancellation of concessions due to management problems. It also reinforces the powers of ANEEL to intervene in the case of economic-financial imbalance in order to avoid affecting the service provided.

On January 23, 2013, the Brazilian Congress approved Law 12,783, which renewed electricity concessions according to Provisional Resolution 579. This law requires companies to reduce the average electricity tariff by 20.2% from February, 2013 and to extend generation, transmission and distribution concessions for up to 30 years, for both hydroelectric and thermal plants, which expire between 2015 and 2017.

Dispatch and Pricing (Settlement Price for the Differences (“PLD”))

PLD is used to value the purchase and the sale of electric power in the short term market. The price-setting process of the electric power traded in the short-term market is accomplished by using the data employed by the ONS to optimize the operation of the Brazilian NIS.

The mathematical models used to compute the PLD takes into account the preponderance of hydro-electric plants within the Brazilian power generation grid. The purpose is to find an optimal equilibrium solution between the current benefit obtained from the use of the water and the future benefit resulting from its storage, measured in terms of the savings from the use of fuels for thermal plants.

The PLD is an amount computed on a weekly basis for each load level based on the Marginal Operational Cost, which in turn is limited by a maximum and minimum price in effect for each period and submarket. The intervals set for the duration of each level are determined by the ONS for each month and reported to the CCEE to be included into the accounting and settlement system.

The model used to compute the PLD seeks to achieve an optimal result for the period being studied and to define both the hydroelectric and thermal power generation for each submarket by taking into account the hydrological conditions, the demand for electric power, the prices of fuel, the cost of the deficit, the entry of new projects into operation and the availability of equipment used for generation and transmission. As result of this process, the Marginal Operational Costs can be obtained for each load level and submarket.

The calculation of the price is based on the “ex-ante” dispatch that is determined based on estimated information existing prior to the actual operation of the system, taking into account the declared availability amounts regarding both the generation and the consumption envisaged for each submarket. The complete process for calculating the PLD involves the use of the computational models NEWAVE and DECOMP. These models are used to calculate the Marginal Operational Cost for each submarket on a monthly and weekly basis.

Electricity Re-allocation Mechanism (“MRE”)

The Electricity Re-allocation Mechanism provides financial protection against hydrological risks for hydro-generators in order to mitigate the shared hydrological risks that affect generators and assure the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that despite of the centralized dispatch all the generators that participate in the MRE will have a participation in the overall hydro generation dispatched in the proportion of its assured energy. The value of the final allocated energy to a generator can be greater or less than its assured energy depending if the overall hydro generation is greater or less than the overall hydro assured energy, respectively. This mechanism permits that each generator before buying energy in the spot market to accomplish with its contracts, be able to buy cheaper energy with price covers the incremental costs of operation and maintenance of hydroelectric plants and the payment of financial use of water compensation. The tariff used for trading energy in the MRE, the Optimum Energy Tariff , was set as R$ 10.01/MWh for 2013.

As the overall generation is more stable then the individual production, the MRE is a very efficient mechanism to reduce the volatility of the individual production and the hydrological risk.

Therefore the energy contracts are only financial instruments in the Brazilian system and generation is totally disassociated from the energy contracts.

Sales between the Agents of the Market

The current model for the electric sector states that the trading of electric power is accomplished in two market environments: the Regulated Contracting Environment (“ACR”, in its Portuguese acronym) and the Free-Market Contracting Environment (“ACL”, in its Portuguese acronym).

Contracting in the ACR is formalized by means of regulated, bilateral agreements, called Electric Power Trading Agreements within the Regulated Environment (“CCEAR”, in its Portuguese acronym) entered into between Selling Agents (sellers, generators, independent producers or self-producers) and Purchasing Agents (distributors) who participate in electric power purchase and sale auctions.

In the ACL environment, on the other hand, the negotiation among the Generating Agents, Trading Agents, Free-Market Customers, Importers and Exporters of electric power is accomplished freely, whereby the agreements for the purchase and sale of electric power are entered into through bilateral agreements.

Generation agents, regardless of whether they are public generation concessionaires, IPPs, self-producers or Trading Agents, are allowed to sell electric power within the two environments. This allows the overall market to remain competitive. All agreements that have been entered into in the ACR or the ACL are registered in the CCEE and they serve as a basis for the accounting posting and the settlement of the differences in the short term market.

Sales by Generation Companies to Unregulated Customers

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers. As for the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL. In 2012, the Brazilian MME published its Decree 455 which mandates the creation of a prices index and a requirement to register energy contracts ex-ante. According to the internal schedule of the CCEE, the new price index is expected to be published on or around January 2014. It is expected that this index will be subject to internal tests over a six month period before being officially published in the market.

Sales by Distribution Companies and Regulated Customers

Pursuant to market regulations, 100% of the energy demand from distributors must be satisfied through long-term contracts. Contracts must be renewed or newly entered into prior to the expiration of current contracts.

Tenders under the current regulatory environment are as follows: (i) Tenders A-5, corresponding to tenders for energy purchases from new generation sources to be supplied five years following the tender; (ii) Tenders A-3, for the acquisition of energy from new generation sources; (iii) Tenders A- 1, for the acquisition of energy from existing generation sources; and (iv) adjustment tenders, for supplementing the energy load necessary for servicing customers in the distribution concession market, with a limit of 1% of such load. Reserve tenders are also carried out for increasing the security of the system.

Various energy tenders were held during 2011, including a Tender A-3 and a reserve tender completed in August and a Tender A-5 in December.

In the A-3 tender process for the supply of 2014, 2,744.6 MW of new capacity was assigned and is to be generated by 51 plants. Of the total contracted, 62% was from renewable sources (hydroelectric, wind and biomass) and the remaining 38% from fossil fuels (natural gas).

The tender for reserve energy in August 2011 assigned 1,218.1 MW. These were from wind farm, thermal and biomass projects, involving a total of 41 generating plants. The average price was R$ 99.61/MWh.

For the new A-5 tender process carried out in December 2011, 42 projects were assigned with a capacity of 1,211.5 MW at an average price of R$ 102.18/MWh.

For 2012, two tenders were planned. A Tender A-3 for December 12, 2012 was cancelled due to the low demand of distributors. A Tender A-5 for new energy was held on December 14, 2012. Of the 574.3 MW of total installed capacity up for tender, 303.5 MW was allocated. The weighted average price was fixed in R$ 91.25/MWh. Of the total energy allocated, 294.2 MW was allocated to two hydroelectric plants (at an average price of R$ 93.46/MWh) and 281.9 MW was allocated to ten windfarms (at an average price of R$ 87.94/MWh).

Sales of Capacity to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation at freely-agreed prices and conditions.

Incentives and Penalties

Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new power” projects. The Brazilian government believes that a “new power project” needs more favorable contractual conditions such as long term power purchase agreements (15 years for thermal and 30 years for hydro) and certain price levels for each technology in order to promote investment for the required expansion. On the other hand, “existing power,” which includes depreciated power plants, can sell their energy at lower prices under contracts with shorter terms.

Law 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity, known under the name of Proinfa. It assures the purchase of the electricity generated by Eletrobras for a period of 20 years and financial support from the Banco Nacional do Desenvolvimento, or BNDES, a state-owned development bank. Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the customers with electricity demand in the range of 500-3,000 kW who decide to migrate to an unregulated environment, provided that such customers purchase electricity from generating companies using non-conventional sources of electricity.

Selling agents are responsible to pay the buying agent if they are unable to satisfy their delivery obligations. ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture). For each violation, fines may be imposed for up to 2% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice.

ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, under extreme circumstances, terminate such agreements.

Decree 5,163/2004 establishes that the selling agents must assure 100% physical coverage for their energy and power contracts. This coverage must be made up of physical guarantees from its own power plants or through the purchase of energy or power contracts from third parties.

Among other aspects, ANEEL’s Normative Resolution 109/2004 specifies that when these limits are not met, the generation companies and traders are subject to financial penalties. The determination of penalties is predicated on a 12-month period and the revenues obtained from the levying of the penalties are reverted to tariff modality within the ACR.

If the limits on contracting and physical coverage defined in the Trading Rules are not met, the relevant generation companies and traders are notified by the Superintendent of CCEE. Pursuant to the specific Trading Procedure, CCEE’s agents are allowed to file an appeal to be evaluated by CCEE’s Board of Directors who then decides whether to collect or to cancel the financial penalty.

Generation agents may sell power through contracts signed within the ACR or the ACL. Public Service Generators and IPPs must provide a physical coverage from their own power generation for 100% of their sales contracts. Self-producers generate energy for their own exclusive use and they may sell excess power through contracts with ANEEL’s authorization. In both cases, the verification of physical coverage is accomplished on a monthly basis, predicated on generation data and on sales contracts for the last 12 months. Generation agents must pay penalties if they fail to provide physical coverage.

Regulation in Transmission

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará are still not linked up to the Interconnected power system. In these states, supply is carried out by small thermal plants or hydroelectric plants located close to their respective capital cities, but the Brazilian government is gradually connecting these areas.

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

Any electric power market agent that produces or consumes power is entitled to use the Basic Network. Free-market customers also have this right, provided that they comply with certain technical and legal requirements. This is called free access and is guaranteed by law and by ANEEL.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing energy dispatched from plants in optimized conditions, involving use of the interconnected power system hydroelectric reservoirs and thermal plants’ fuel.

Environmental Regulation

The Brazilian Constitution gives the federal, state and local governments power to enact laws designed to protect the environment, and to issue regulations under such laws. While the Brazilian government is empowered to enact environmental regulations, the state governments are usually more stringent. Most of the environmental regulations in Brazil are at the state and local level rather than at the federal level.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals. Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

Colombia

Industry Overview

Industry Structure

The Wholesale Electricity Market in Colombia (“Colombian MEM”, in its Spanish acronym) is based on a competitive market model and operates under open access principles. The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants. The Colombian MEM relies for its effective operation on a central agency known as the Colombian Administrator of the Commercial Exchange System (“ASIC”, in its Spanish acronym).

The Colombian National Interconnected Electric System (“Colombian NIS”) includes generation plants, the interconnection grid, regional transmission lines, distribution lines and end-customers.

There are two categories of agents, generators and traders, who are allowed to buy and sell electricity as well as related products in the Colombian MEM. All of the electricity supply offered by generation companies connected to the Colombian NIS and all of the electricity requirements of end-customers, whose demand is represented by trading companies, are traded on the Colombian MEM.

The following chart shows the relationships among the various actors in the Colombian MEM:

Generation activity consists of the production of electricity through hydroelectric, thermoelectric and all other generation units connected to the Colombian NIS. The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers. Generation companies are required to participate in the Colombian MEM with all of their generation plants or units connected to the Colombian NIS with generating capacities equivalent to or exceeding 20 MW. Generation companies declare their energy availability and the price at which they are willing to sell it. This electricity is centrally dispatched by the National Dispatch Center (“CND”, in its Spanish acronym).

Trading consists of intermediation between the players that provide electricity generation, transmission and distribution services and the customers of these services, whether or not that activity is carried out together with other electricity-sector activities.

Electricity transactions in the Colombian MEM are carried out under the three following modes:

1. Energy spot market: short term daily market

2. Bilateral contracts: long term market; and

3. “Firm Energy”.

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, in extreme conditions of hydro inflows. The generator who acquires a Firm Energy Commitment (“OEF”, in its Spanish acronym) will receive a fixed remuneration during the commitment period, which is explained in the “Incentives and Penalties” section below.

Transmission works under monopoly conditions and with a guaranteed annual fixed income that is determined by the new replacement value of the networks and equipment and by the resulting value of bidding processes awarding new projects for the expansion of the National Transmission System (“NTS”). This value is allocated among the traders of the NTS in proportion to their energy demand.

Distribution is defined as the operation of local networks below 220 kV. Any customer may have access to a distribution network for which it pays a connection charge.

There is one interconnected system, the Colombian NIS, and several isolated regional and smaller systems that provide electricity to specific areas. According to the World Energy Council 93.6% of the Colombian population in 2012 received electricity through the public network.

Principal Regulatory Authorities

The Colombian Ministry of Mines and Energy (“Colombian MME”) is responsible for the policy-making of the electricity sector, which aims for a better use of the mining and energy resources available in Colombia, and in turn contributes to the country’s social and economic development.

The Colombian Mining and Energy Planning Agency (“UPME”, in its Spanish acronym) is in charge of planning the expansion of the generation and transmission networks.

The National Council for Economic and Social Policy (“CONPES”, in its Spanish acronym) is the highest national planning authority and works as an advisory entity to the government in all aspects related to the Colombia’s economic and social development. It coordinates and directs the entities responsible for economic and social direction, through the study and approval of documents on policy development.

The National Planning Department (“DNP”, in its Spanish acronym) performs the functions of Executive Secretariat of the CONPES and is therefore the entity responsible for coordinating and presenting the documents for discussion at meetings.

The Energy and Gas Regulatory Commission (“CREG”, in its Spanish acronym) implements the principles of the industry set out by the Colombian Electricity Act. This commission is constituted by five experts named by the Colombian President, the Colombian MME, the Colombian Ministry of Public Credit and the director of the DNP or their delegates. Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost); quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions); adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment of all electricity customers); solidarity (the provision of funds by high-income customers to subsidize the subsistence consumption of low-income customers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

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

The National Operation Council (“CNO”, in its Spanish acronym) is responsible for establishing technical standards to facilitate the efficient integration and operation of the Colombian NIS. It is a consultative entity composed of the CND’s Director and generation, transmission and distribution company representatives.

The Commercialization Advisory Committee (“CAC”) is an advisory entity which assists CREG with the commercial aspects of the Colombian MEM.

The Superintendency of Industry and Commerce investigates, corrects and sanctions restrictive commercial competition practices, such as antitrust behavior. It also oversees mergers of companies operating in the same productive activities to prevent excessive concentration or monopoly of certain industries.

The Superintendency of Domestic Public Services (“SSPD”, in its Spanish acronym) is responsible for overseeing all public utility services companies. The SSPD monitors the efficiency of all utility companies and the quality of services. The SSPD can also assume control over utility companies when the availability of utility services or the viability of such companies is at risk. Other duties include (i) enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility companies, (ii) providing accounting norms and rules for public service companies, and (iii) in general, organizing information networks and databases pertaining to public utilities.

The Electricity Law

General

In 1994, the Colombian Congress passed significant reforms affecting the public utilities industry. These reforms, contained in Law 142, known as the Public Utility Services Law (“LSPD”, in its Spanish acronym), and Law 143, were the result of constitutional amendments made in 1991. These laws form the basic legal framework that currently governs the electricity sector in Colombia. The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies and the adoption of universal access principles applicable to transmission and distribution networks.

The Colombian Electricity Act regulates electricity generation, trading, transmission, and distribution (collectively, the “Activities”). Under the law, any company existing before 1994, domestic or foreign, may undertake any of the Activities. Companies established subsequent to such date can engage exclusively in only one of such Activities. Trading, however, can be combined with either generation or distribution.

Limits and Restrictions

The market share for generators and traders is limited. The limit for generators is 25% of the Colombian system’s Firm Energy. The principal market share metric used by CREG to regulate the generation market is the percentage of Firm Energy that a market participant holds.

Additionally, if an electricity generation company’s share of Colombia’s total Firm Energy ranges from 25% to 30% and the market’s Herfindahl Hirschman Index (“IHH”, in its Spanish acronym), a measure of market concentration, is at least 1,800, such company becomes subject to monitoring by the SSPD. If an electricity generation company’s share of Colombia’s total Firm Energy exceeds 30%, such company may be required to sell its share exceeding the 25% threshold.

Similarly, a trader may not account for more than 25% of the trading activity in the Colombian NIS. Limitations for traders take into account international energy sales. Market share is calculated on a monthly basis according to the trader’s commercial demand and traders have up to six months to reduce their market share when the limit is exceeded.

Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies. In addition, generators may not own more than a 25% interest in a distributor, and vice versa. However, this limitation only applies to individual companies and does not preclude cross-ownership by companies within the same corporate group.

A distribution company can have more than 25% of an integrated company’s equity if the market share of the latter company is less than 2% of the national generation business. A company created before the enactment of Law 143 is prohibited from merging with another company created after Law 143 came into effect.

A generator, distributor, trader or an integrated company (i.e., a firm combining generation, transmission and distribution activities) cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.

Regulation of Generation Companies

Concessions

The Colombian electricity sector was structurally reformed by Laws 142 and 143 of 1994. Under this new legal structure, economic activities related to the provision of the electricity service are governed by the constitutional principles of free market economic activity, free market private initiative, freedom to enter and leave, corporate freedom, free market competition and private property, with regulation and inspection, surveillance and control by the state.

According to Law 143 of 1994, these constitutional principles of freedom are the general rule in the electricity sector business, while the concession is the exception. Different economic, public, private or mixed agents may participate in the sector’s activities, which agents shall enjoy the freedom to develop their functions in a context of free market competition. In order to operate or start up projects, they must obtain from the competent authorities the necessary environmental, sanitation and water-right permits as well as other municipal permits and licenses. All economic agents may construct generation plants and their respective connection lines to the interconnection and transmission networks.

The Colombian government cannot legally participate in the execution and exploitation of generation projects. As a general rule, such projects are to be carried out by the private sector. The Colombian government is only authorized to sign concession agreements relating to generation when there is no entity prepared to assume these activities on comparable conditions.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated customers. There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The Colombian MEM facilitates the sale of excess energy that has not been committed under contracts. In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced energy dispatched unit for that period. The CND receives price bids each day from all the generators participating in the Colombian MEM. These bids indicate prices and the hourly available capacity for the following day. Based on this information, the CND, guided by an “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the dispatch optimized during the 24-hour period, taking into account initial operating conditions, and determining which generators will be dispatched the following day in order to satisfy expected demand. The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch. This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied at the lowest cost combination of available generating units in the country.

Additionally, the CND plans for the dispatch, which takes into account the limitations of the network, as well as other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner. The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs.” The net value of such restriction costs is assigned proportionally to all the traders within the Colombian NIS, according to their energy demand, and these costs are passed through to the end customers. Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions on the grounds that current regulations do not take into account all the costs incurred under safely reliable generation. However, from CREG’s point of view, Resolution 036 of 2010 modified the remuneration of these restrictions for hydro plants by assigning the opportunity cost to the spot price.

In July 2012, CREG published Resolution 076-2012 (“Statute for situations of scarcity in the MEM as part of the operative regulations”) that proposed a draft resolution for defining the rules of operation under critical supply conditions . The deadline for consultations was extended and the project was republished in December 2012 according to Resolution 150-2012. The new deadline to submit comments or observations was February 18, 2013 but the final publication date is still unknown. The proposal is essentially a market intervention scheme that seeks to ensure the care of the demand in critical situations.

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

Sales by Distribution Companies to Regulated Customers

The regulated market is served by traders and by distributors acting as traders, who bill all service costs, according to prices regulated by CREG. The scheme allows distributors to pass through the average purchase price of all the market transactions that affect the regulated market into the clients’ tariff, thereby mitigating spot price volatility and providing an efficiency signal to the market. Additionally, CREG established a formula for the total cost of service, which transfers transmission, distribution, marketing costs, and physical losses costs to the regulated market.

Sales by Generation Companies to Traders for the Regulated market

Traders in the regulated market are required to buy energy through procedures that ensure free market competition. For evaluating the bids, the buyer takes into account price factors as well as other technical conditions and commercial objectives to be defined before the contracting process. These agreements can be signed with different terms, such as: “Pay amount contracted,” “Pay amount demanded with or without a limit,” “Pay the percentage actually consumed,” etc. Prices are denominated in Colombian pesos indexed monthly to the Colombian CPI.

Sales to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation, at freely negotiated prices and conditions.

Regulatory Charges

Contribution by generation per Law 99 of 1993: Generation companies are obliged to pay monthly payments based on their generation to the regional autonomous corporations for environmental protection in areas where the plants are located and to the municipalities where the generation plants are situated. For more information, see “— Environmental Regulation” below.

Generation contribution to the Financial Support Fund for Energy for Unconnected Zones (“FAZNI”, in its Spanish acronym): Law 633 of 2000 (tax reform) states that generators must make a contribution of CP 1 to the FAZNI for every kilowatt dispatched on the Wholesale Energy Exchange. Initially, this requirement was effective until December 31, 2007 but it was extended to 2014 by Law 2,099 of November 2006.

Incentives and Penalties

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the OEF that they provide to the system. The OEF is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods. The generator that acquires an OEF will receive a fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required. To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying such firm energy. Until November 2012, the transition period, the firm energy supply for reliability purposes was assigned proportionally to the declared firm energy of each generator. Beyond the transition period, the additional firm energy required by the system is allocated by bids.

During 2011, CREG published resolutions for the assignment of OEF for the periods from December 2014 to November 2015 and from December 2015 to November 2016. For the first of these periods, the OEF assigned this pro rata to the existing generators while, for the second, it carried out a second tender for the electricity sector on December 27, 2011. The new resolutions include incentives for thermal plants that back up their OEF with imported natural gas to guarantee its OEF for 10 years, from December 2014.

The tender for firm energy for the period from November 2015 to December 2016 was made on December 27, 2011. Seven companies participated with a total of eight projects of which five were assigned at a price of US$ 15.7/MWh. The new projects are Río Ambeima (hydro, 45 MW), Carlos Lleras Restrepo (hydro, 78 MW), San Miguel (hydro, 42 MW), Gecelca 32 (thermal, 250 MW) and Tasajero 2 (thermal, 160 MW). The new assignments were made for a period of twenty years as of December 1, 2015.

In addition, on January 26, 2012, the auction was concluded for projects with long construction periods (“GPPS”) which assigned OEFs for a period of twenty years to three hydroelectric projects and one thermal project. Two of these were assigned to new plants : Termonorte which will have a capacity of 88 MW by 2017 and the Porvenir II hydroelectric power plant which will have a capacity of 352 MW by 2018. The other two involved increases in OEF for plants already under construction and had available firm energy following the GPPS process carried out in 2008 (Sogamoso and Pescadero-Ituango hydroelectric plants). The process ended with assignment prices below the maximum defined for the auction in December (US$ 15.7/MWh), and were in connection with Termonorte (US$ 14.9/MWh); Porvenir II (US$ 11.7/MWh); Sogamoso and Pescadero-Ituango (US$ 15.7/MWh).

CREG regulated the reconfiguration auction scheme, under the methodology of reliability charge that allowed agents to change the beginning of the OEF by renouncing the “reliability payments” and paying a premium. XM published the results of the auction sale reconfiguration of OEF and Termocol, Amoya and Gecelca were the participating companies.

During 2012 CREG also issued the statement regarding OEF allocation for the period from December 2016 to November 2017. CREG indicated that (i) a tender for OEF allocation was not necessary due to the conditions of the system and (ii) the assignment schedule will be published once there is greater certainty with regards the dates for execution of the Colombia-Panama interconnection agreement and the processes for importing natural gas. CREG’s Circular 045 states that this publication will be made after June 30, 2014.

Despite such statement, a tender was finalized in July 2012 for the reconfiguration of the OEF for the period from December 2012 to November 2013. The OEF was allocated to Termocol, which owns the Poliobras project (4.5 GWh per day) and to Amoyá, which owns the Isagen project (0.5 GWh per day). Such tenders are called when previously allocated OEFs exceed the projected demand for a certain period. The tender ended with a price margin of US$ 0.6 per MWh, which is over the reliability load price for the period from December 2012 to November 2013.

Electricity Exports and Imports

Decision CAN 536 of 2002, CAN 720 of 2009, and CAN 757 of 2011, signed by the countries that participate in the Andean Nations Community (“CAN”, in its Spanish acronym), Colombia, Ecuador, Bolivia and Peru, established the general framework for the interconnection of electrical systems that created a coordinated economic dispatch for the countries involved in the interconnections. Under this framework, the interconnection system between Colombia and Ecuador was inaugurated in March 2003. The two countries adopted a transitional regime pursuant to CAN 757, while adopting common standards in order to make such international transactions viable.

In addition to the interconnection with Ecuador Colombia is also interconnected with Venezuela by three links, the most important being the Cuestecitas-Cuatricentenario line. During 2011 and 2012, there were some transfers of energy made from Colombia to Venezuela, due to shortages in Venezuela, over this line under an agreement between the presidents of both nations. The agreement covers estimated transactions of 30 GWh/month, with a demand of 70 MW in periods of low and medium load and of 140 MW in periods of high load. The contract was signed on February 1, 2013 for a term of eleven months and was formalized by a contract between Isagen (Colombia) and Corpoelec (Venezuela).

There is also an energy interconnection project with Venezuela, carried out by the Institute of Planning and Promotion of Energy Solutions for Non-Interconnected Zones (“IPSE”, in its Spanish acronym) pursuant to an agreement between Colombia and Venezuela. Under the terms of this agreement, Colombia will sell electricity to Venezuela at a rate that is much cheaper than the costs it incurred. Venezuela is expected to pay for the electricity in fuels rather than cash. This interconnection project is estimated to cost US$ 8 billion and contemplates the construction of a 35.6 km transmission line with a capacity of 34,500 volts in order to supply electricity to the region of San Fernando de Atabapo, Venezuela.

In the first half of 2012, CREG and the National Public Services Authority of Panama (“ASEP”, in its Spanish acronym) issued resolutions that provided for enhancing the process for tendering of rights to construct the future interconnection line between Colombia and Panama.

The resolutions also complement pre-existing resolutions by providing for provisions that allow Panamanian distribution companies to participate in future tenders in Colombia. The most important resolutions issued by Colombia are (i) CREG-002-2012, which attempts to resolve the discrepancies between firm capacity in Panama and the OEF in Colombia; (ii) CREG-004-2012, which outlines the exchanges in conditions of rationing; and (iii) CREG 057-2012, which is an operative agreement between the operators of the systems of Colombia and Panama. Panama has also issued parallel resolutions that enable Colombian companies to participate in tenders in Panama as International Interconnection Agents.

Emgesa, Isagen, Celsia and its subsidiary EPSA participated in the tender process to obtain line capacity rights in Panama that took place in August 21, 2012. These companies were able to participate in the tender by forming subsidiaries in Panama and complying with all requirements under Panamanian law, including the provisions relating to guarantees.

In June 2012, Interconexión Eléctrica Colombia-Panamá (“ICP”), which is jointly owned by Interconexión Eléctrica de Colombia (ISA) and the state-owned Empresa de Transmisión Eléctrica de Panamá (“ETESA”), was entrusted with the construction of an interconnection project and was allowed to join the tender for capacity rights. ICP submitted the base amount that is necessary to participate in the tender and proceeded to obtain prequalifications in July and August. However, the tender process was suspended indefinitely on August 19, 2012. This was primarily due to financial reasons as the Panamanian Government, citing budget constraints, refused to provide a firm commitment to contribute capital.

ICP is expected to continue to seek financial support in order to ensure the viability of the project and reduce uncertainties for the participants. With the support from the Interamerican Development Bank (“IDB”), ICP has hired a consultant to carry out a study that will explore alternatives plans that would result in more competitive energy prices and greater business opportunities. The Colombian government is also in conversations with its Panamanian counterpart in order to restart the process.

In November 2012, the Declaration of Santiago was signed by Chile, Colombia, Ecuador, Peru and Bolivia. The main purpose of this declaration was to facilitate regional electricity transaction by harmonizing regulatory frameworks of the member countries.

Gas Market

Natural gas is important for the Colombian electricity sector as natural gas is a key fuel for generation. The Colombian natural gas market operates under monopolistic conditions and basically consists of a primary market, secondary market and one short-term market. Supply contracts and transportation contracts are traded under bilateral negotiation schemes or through auctions.

As a result CREG is considering a proposal to promote competition between agents. The proposal seeks to reform the wholesale market for natural gas and ensure that it operates under the principles of transparency and liquidity. The proposal also outlines entities that are eligible to participate in each market, the types of permitted transactions and the kind of contracts that may be entered into. It even seeks to create standardized force majeure provisions for such contracts in order to clarify the responsibilities of the parties. The proposal is expected to be take effect during 2013.

Regulation in Transmission

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

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency (“UPME”, in its Spanish acronym) and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the Colombian MME in accordance with the guidelines set by CREG. The construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of future cash flows needed for carrying out the project.

In 2012, CREG established the new quality of service regulation for the NTS. It defined incentives for Non-Provided Energy, so companies compensate customers by diminishing their charges, according to the service interruptions in the NTS.

In 2012, the UPME also developed processes to select investors for an interconnection project that will connect some of futures generating plants. Processes performed were: UPME 02-2010 Termocol, UPME 01-2010 Alferez, UPME 05-2009 Quimbo and UPME 02-2009 Armenia. EEB was awarded in 2012 the UPME-05-2009 tender within this scheme for the design, procurement, construction, operation and maintenance of the Quimbo 230 KV substation. This new electricity interconnection project is part of the expansion of the NTS and will strengthen the electricity service in the southwest of the country.

Trading Regulation

The retail market is divided into regulated and unregulated customers. Customers in the unregulated market may freely and directly enter into electricity supply contracts with a generator or a distributor, acting as traders, or from a pure trader. The unregulated customer, which for 2012 represented about 34% of the market, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

Trading involves reselling the electricity purchased in the wholesale market. It may be conducted by generators, distributors or independent agents, which comply with certain requirements. Parties freely agree upon trading prices for unregulated customers.

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

In order to improve wholesale price formation, CREG is designing a new energy procurement scheme based on long term energy bids, known as Organized Market (“MOR”, in its Spanish acronym). The final rules for this new system are not available, but CREG has this issue on its 2013 agenda.

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

Tariffs to Final Customers

The energy trader is responsible for charging the electricity costs to end customers and to transfer their payments to the industry’s agents. The tariffs applied to regulated customers are calculated pursuant to a formula established by CREG. This formula reflects the costs of the industry: generation, transmission, distribution (depending on the customer’s connection level), trading losses, constraints, administrative costs, and market operating costs.

In addition, the final costs of the service are affected by subsidies and / or contributions that are applied according to the socio-economic level of each customer. When subsidies exceed contributions, the Colombian government covers the difference. The subsidies mechanism is suffering some modifications. Colombian MME’s Resolution 18 1479 that was published in August 2012 modifies the subsidy removal method for residential customers whose consumption exceeds the subsistence consumption, as established in article 2 of Resolution 18 1272 of 2011. Colombian MME’s Decree 011 2012 regulating the Social Energy Fund (“FOES”, in its Spanish acronym) as provided in article 103 of Law 1450 of 2011 was also published in 2012. The purpose of FOES is to cover up to CPs 46 per kWh of the value of electricity for subsistence consumption of residential customers belonging to income groups 1 and 2 of the least developed rural areas.

Another factor that affects the final tariff is the Distribution Area which established a single tariff for the distribution companies in adjacent geographic zones.

Environmental Regulation

The environmental framework in Colombia was established by Law 99/1993, which also established the Colombian Ministry of the Environment as the authority for determining environmental policies. The Colombian Ministry of Environment defines issues, executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity that may result in environmental deterioration must first obtain environmental permits and licenses and also establish environmental management plans.

According to Law 99, generation plants that have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment. Hydroelectric power plants must pay 6% of their generation and thermoelectric plants must pay 4% of their generation in addition to a tariff that is annually determined. This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

Law 1450 of 2011 issued the National Development Plan 2010-2014. The plan establishes that between 2010 and 2014, the government must develop strategies for environmental sustainability and risk prevention of environment risks. These include measures such as the national plan for adaptation to climate change, the environmental licensing process and environmental impact studies.

In 2011, Institutional Decree 3,570 established a new regulatory structure for the environment, creating the Colombian Ministry of Environment and Sustainable Development (previously, the functions of the Ministry of the Environment were established in conjunction with functions of the Ministry of Housing). The main objective of the Colombian Ministry of Environment and Sustainable Development is the formulation and management of environmental and renewable natural resource policies. In 2012, the Colombian Ministry of Environment and Sustainable Development published several resolutions. Resolution 1517 of 2012 established the procedures relating to the Environmental Compensation for Biodiversity Loss while Decree 1640 of 2012 set forth regulations for the planning and management of hydrographic basins. In addition, Resolution 1526 of 2012 established the procedural requirements for the subtraction of the forest areas protected by Law 2 of 1959.

In 2012, the Colombian Ministry of the Environment and Sustainable Development included the NAMA (Nationally Appropriate Mitigation Action) in the CDM (Clean Development Mechanism) & NAMA Portfolio.

NAMA and CDM are two mechanism established by the United Nations in order to promote the developments of project which reduce emissions of greenhouse gases in certain countries (listed in Exhibit I of the Kyoto Protocol), for example, electric vehicles promoted by Endesa.

The Colombian Ministry of the Environment and Sustainable Development publishes on an annual basis the progress reports for the portfolio projects of CDM and NAMA under development in Colombia. This gives interested parties a chance to buy CERs (Certified Emission Reduction) in connection with CDM projects and also provides financing opportunities in the case of NAMA projects.

In December 2012 the UPME published the Resolution 0563, which establishes the procedure for the exclusion of sales tax for the programs or activities related to reduced energy consumption and energy efficiency.

In the last few years, the environmental regulation for the electricity sector has been focused on regulating power plant emissions, hydro policies (including water discharges and basin organizations), and environmental licensing and penalties.

Peru

Industry Overview

Industry Structure

In the Wholesale Electricity Market (“Peruvian MEM”, in its Spanish acronym) there are four categories of local agents: generators, transmitters, distributors and large customers.

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

The energy received by a generator’s unregulated and regulated customers does not necessarily coincide with the energy produced by that supplier since the generation plants’ production is allocated by the Committee of Economic Operation of the System (“COES”), the system operator, through a centralized dispatch. The transfer cost is minimized through a consideration of the variable production costs of each power plant, regardless of their contractual commitments. Therefore, there is a short-term market also managed by the COES, where an economic balance is made between the energy produced and the consumption required by the generators’ customers.

The generation plants’ production and the customers’ energy consumption at the nodal short-term marginal cost are valued, and the deficit generators pay for the energy purchased from surplus generators. The balance made in connection with energy sales is also carried out with respect to capacity, in which case the price of the capacity corresponds to a price regulated by the Supervising Entity on Investment in Energy and Mining (“Osinergmin”, in its Spanish acronym), the Peruvian regulatory electricity authority.

The settlements made by the COES also include payments and/or collections for complementary services such as frequency and tension regulation. They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, etc.

Regulation DS 027-2011-EM of June 2011 establishes that as of January 2014, several actors may also participate as buyers in the short-term market, in addition to the generators. These other actors include distributors (in order to meet the demand of their unregulated customers), large customers with demand over 10 MW, and a group of unregulated customers whose aggregate demand exceeds 10 MW.

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

Customers with a capacity demand lower than 200 kW are considered regulated customers, and their energy supply is considered to be a public service. Customers whose capacity demand is within the range of 200-2,500 kW are free to choose whether to be considered regulated or unregulated customers. Once this type of customer chooses to be a regulated or unregulated customer, the customer has the obligation to remain in that category for at least three years. If the customer wants to change its category from regulated to unregulated customer, or vice versa, it shall provide at least one year advance notice.

There is only one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas. According to the National Institute of Statistics of Peru (“INEI”, in its Spanish acronym), as of the third quarter of 2012, 92% of the population obtained electricity through the public network, including 98.5% in urban and 72.7% in rural areas.

Principal Regulatory Authorities

The Peruvian Ministry of Energy and Mining (“MINEM”) defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities. On August 10, 2012, Regulation DS 030-2012-EM was published, which amends the articles of organization and defines the functions of MINEM and the Natural Gas Management Department.

The Agency for the Promotion of Private Investment (“PROINVERSIÓN”) is a public entity responsible for attracting private investment in public utilities and infrastructure works. It also advises regarding the difficulties faced by investors in making their investments.

The Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs. It also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The COES coordinates the SEIN’s short, medium- and long-term operations at minimum cost, maintaining the security of the system and optimizing energy resources. It also plans for the SEIN’s transmission development and manages the short-term market.

The National Institute for Defense of Competition and Intellectual Property (“INDECOPI”, in its Spanish acronym) is responsible for promoting competition, protecting customer rights and safeguarding all forms of intellectual property.

The General Electricity Authority (“DGE”, in its Spanish acronym) is the regulatory technical entity responsible for evaluating the electricity sector, and proposes the necessary regulations for the development of the electricity generation, transmission and distribution activities.

The Peruvian Ministry of Environment (“MINAM”, in its Spanish acronym) defines environmental policies applicable nationwide and is the head of the national environmental management system, which includes the National Environmental Impact Assessment System, the National Environmental Information System, the Protected Natural Areas System, as well as the management of natural resources in its area of competence, biodiversity and climate change, among others.

The Electricity Law

General

The general legal framework applicable to the Peruvian electricity industry includes: the Law of Electricity Concessions (Decree Law 25,844/1992) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law 28,832/2006), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020/1997), the Electricity Import and Export Regulation (Supreme Decree 049/2005), the Antitrust Law for the Electricity Sector (Law 26,876/1997), and the law that regulates the activity of Osinergmin (Law 26,734/1996, together with Law 27,699/2002).

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

Law 29,852/2012 and Regulation 021-2012-EM created the Hydrocarbons Energy Security System and the Fund of Social Energy Inclusion (“FISE”, in its Spanish acronym). These laws also created a system of social compensation and universal service for the most vulnerable sectors of the population which will be financed by surcharges on the electricity billing of unregulated customers (equivalent to the surcharge that exists today for regulated customers on the Electrical Social Compensation Fund (“FOSE”, in its Spanish acronym)), transport surcharges for hydrocarbon-derivate liquids and natural gas multi-pipelines and surcharges on the use of the natural-gas pipeline.

Osinergmin and distribution companies will be the administrators of the FISE, which funds will be directed to (i) the massification of natural gas to vulnerable sectors, (ii) develop new energy sources like photovoltaic cells, solar panels, etc., and (iii) supply liquefied petroleum gas (“LPG”) to vulnerable sectors.

Law 29,969/2012 provides for the massification of natural gas. State electricity distributors are authorized to carry out natural-gas programs, including the distribution of natural gas in their concession area. They will also be able to associate with companies specializing in the development of gas-distribution projects. Within a maximum term of 3 years from the start of the gas distribution, MINEM starts the process of promoting private investment for the granting of the gas-distribution concession of gas by the pipeline network.

Law 29,970/2012 guarantees energy security and promotes the development of the petro-chemical complex in the south of the country. Under this law, the following agendas have been declared as a matter of national interest: (i) guaranteeing energy security, (ii) transporting ethane to the south of Peru; and (iii) constructing regional pipelines in the regions of Huancavelica, Junín and Ayacucho and linking them with the existing gas pipelines.

Limits and Restrictions

Since the enactment of the Law of Electricity Concessions, vertical integration is restricted, and thus activities in the generation, transmission and distribution segments must be developed by different companies. The Antitrust Law for the Electricity Sector regulates the cases in which vertical and horizontal integration is admissible.

An authorization is compulsory for those electricity companies that hold more than 5% of another business segment, either before or as a result of a merger or integration. An authorization is also required for the horizontal integration of generation, transmission and distribution activities which result in a market share of 15% or higher of any business segment, either before or as a result of any operation.

Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property, using the market share information provided by Osinergmin.

Regulation of Generation Companies

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

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and management of economic transactions that take place in the SEIN are controlled by COES. Generators can sell energy directly to large customers and buy the deficit or transfer the surplus between contracted energy and actual production in the pool at the spot price. Resolution 080-2012-OS/CD was published during 2012, establishing the criteria and methodology for deciding the real-time operation under exceptional conditions as declared by the MINEM.

Sales by Generation Companies to Unregulated Customers

Sales to unregulated customers are carried out at mutually agreed prices and conditions, which include tolls and compensation for the use of transmission systems and, if necessary, to distribution companies for the use of their network.

Sales to Distribution Companies and Certain Regulated Customers

Sales to distributors can be under bilateral contracts at a price no greater than the regulated price in the case of regulated customers, or at an agreed price in the case of unregulated customers. In addition to the bilateral method allowed under the Law of Electricity Concessions, Law 28,832 has also established the possibility that distributors may meet their unregulated or regulated customers’ demand under contracts signed following a capacity and energy supply tender process.

Sales of Capacity of Other Generation Companies

Contracts between generators and distributors and/or unregulated customers relate generally to purchases and sales of capacity and the energy associated with consumption of capacity.

The purchase/sale of capacity between generators occurs in the short-term market as a consequence of an economic balance between the valuation of the remunerated firm capacity of a generator made at the regulated capacity price (the guaranteed capacity revenue), and the valuation of distribution customers’ capacity needs, valued at the regulated capacity price and/or unregulated customers’ needs valued at the mutually agreed price (the capacity purchase expenses.)

As the contracting of capacity of a generator and its valuation do not necessarily coincide with the guaranteed capacity revenue, there can be trading of capacity between generators.

The guaranteed capacity revenue of each generator is the sum of the guaranteed revenues of its generation units. The remunerated firm capacity of each generation unit results from considering all the units that, ordered by their variable costs and considering the effect of the transmission network, is taken into account for a theoretical dispatch to meet the demand of the system during the monthly peak demand at the lowest optimal cost.

Generators may engage in the direct sale of firm capacity through free negotiations.

Regulatory Charges

In addition to taxes applicable to all industries (mainly an income tax and a value added tax), the electricity industry operators are subject to a special regulation contribution that compensates the costs incurred by the state in connection with the regulation, supervision and monitoring of the electricity industry. The applicable rate for this contribution is up to 1% of the annual billing of each company and the funds levied are distributed proportionally to MINEM and Osinergmin.

Generators that also have hydroelectric plants pay a water royalty as a function of the hydroelectric energy produced and the regulated energy tariff at peak hours.

Incentives and Penalties

During 2009, MINEM carried out several studies which concluded that there will be lack of power generation capacity in the system, in the near future. MINEM recommended the construction of new power plants that would serve as backup (Cold Reserve Project) in order to guarantee the flow of electricity to the system and avoid blackouts. As a result, PROINVERSIÓN carried out a public bid in August 2010, seeking to secure investments for three projects located in Talara, Trujillo and Ilo that will add another 800 MW to the system. The bid resulted in only two of the projects being awarded: Talara (200 MW, for Empresa Eléctrica de Piura S.A. (“EEPSA”), a subsidiary of Endesa Latinoamérica) and Ilo (400 MW, for Enersur, an unrelated company). These plants will receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred for generating electricity. The Trujillo generation facility was later substituted by the Eten generation facility, and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW).

An international tender was held in 2012 for the concession for the Cold Reserve Project for the Pucallpa (Ucayali) and Puerto Maldonado (Madre de Dios) plants, which were awarded to Consorcio Energía Perú S.A. The term for the construction of the plants will be 30 months from the signing of the contracts and the concession covers a period of 20 years plus the construction period. The Pucallpa thermal plant will require an investment of around US$ 31.5 million and will have a capacity between 35 and 40 MW, covering 80% of the energy demand. The Puerto Maldonado thermal plant will require an investment of around US$ 18.5 million, will have a capacity between 15 and 18 MW, covering 100% of the energy demand.

PROINVERSIÓN established February 28, 2013 as the date to submit offers for the international public tender that is intended to promote private investments for the Hydroelectric Plants project (CH Molloco - 310 MW), which is located in the hills of the department of Arequipa.

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

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador, with a limited capacity of 160 MW. However, the line has not operated continuously because of regulatory issues. During June and August 2011, Peru imported energy from Ecuador due to the lack of generation in northern Peru and transmission problems to that zone in the SEIN. In 2012, Peru imported 4.5 GWh of electricity from Ecuador due to the maintenance of the Talara Zorritos line (3.9 GWh in February 2012) and the TGN4 Malacas power plant (0.6 GWh in March 2012.) All of the exports to Ecuador totaling 5.5 GWh occurred in August and September 2012 (1.9 GWh and 3.6 GWh, respectively.)

Internal regulations were also approved for the application of Decision 757 of the Andean Community of Nations (“CAN”, in its Spanish acronym), which establishes that when bilateral electricity transactions are carried out with other countries of the CAN, the Economic Operation Committee of the SEIN should send to the MINEM and to Osinergmin weekly reports showing that priority has been given to supplying the domestic market (Supreme Decree 011-2012-EM).

In addition to the interconnection with Ecuador, the governments of Peru and Brazil in 2010 signed the “Agreement between the Republic of Peru and the Federal Republic of Brazil for the supply of electricity to Peru and export of surpluses to Brazil”, whose main purpose is the exploitation of Peruvian hydroelectric resources in the Amazon basin. In January 2012, Peru created a commission for handling the aspects contemplated in that agreement. The general framework establishes that the accumulated capacity of the generation plants that can be committed to export to Brazil is a maximum of 7,200 MW and dispatch will have the following order of priority: ( i) the Peruvian regulated market, ( ii) the Peruvian unregulated market, and lastly, ( iii) the Brazilian market. As of the date of this Report, the process is on hold, and is expected to be approved by the Peruvian Congress that currently is under the study of the Commission of Andean, Amazonian and Afro-Peruvian Peoples, Environment and Ecology.

The governments of Peru and Chile have established a bilateral working group to discuss energy matters. The purpose of the working group is to identify and take advantage of the potential synergies between the two countries. The first few meetings of this group took place in 2011. At the request of the presidents of both nations, the working group is expected to propose a framework for an agreement in connection with both countries’ electricity integration that would establish the general rules for energy exchanges between them. As of the date of this Report, both countries have conducted negotiations but a final agreement is still pending.

Regulation in Transmission

Transmission activities are divided in two categories: “principal,” which are for common use and allow the flow of energy through the national grid; and “secondary,” which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network or that connect directly to certain final customers. Law 28,832 also defined “guaranteed transmission systems” and “complementary transmission systems,” applicable to projects commissioned after the enactment of that law. Guaranteed system lines are the result of a public bid and complementary system lines are freely constructed and exploited as private projects. Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers. Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW. The secondary and complementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law 28,611/2005) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM). The MINEM dictates the specific environmental legal dispositions applicable to electricity activities, and Osinergmin is in charge of supervising certain aspects of their application and implementation. According to the Environmental Law, the Peruvian Ministry of Environment has the principal duties of (i) designing the general environmental policies to every productive activity; and (ii) establishing the main guidelines of the different government authorities for their specific environmental sector regulations. During 2010, most supervision functions regarding the application and implementation of the Environmental Law’s dispositions were transferred from Osinergmin to the Peruvian Ministry of the Environment.

Renewable Energy Resources (“RER”) for electricity generation are considered to be from biomass, wind, solar, geothermal and tidal sources, plus hydroelectric plants whose installed capacity does not exceed 20 MW.

In 2008, the authority issued regulations to promote the use of RER. The principal investment incentives established by these regulations are (i) an objective percentage of national electricity consumption, set every five years, to be covered by RER-based electricity generation, not including hydroelectric plants (for the first five-year period, this percentage is 5%); (ii) through tenders of energy to be covered by RER, the winning investor is guaranteed a firm price for the energy injected into the system during the supply contract period of up to 20 years; and (iii) priority in the dispatch of load and access to transmission and distribution networks.

The second RER tender was made in August 2011 for the 1,300 GWh/year, which must be generated from non-hydroelectric sources. Out of 21 initiatives proposed, 473 GWh were awarded to three projects.

In addition, other regulations establish tax incentives, including (i) accelerated depreciation of assets for income tax purposes, and (ii) the advanced recovery of the sales tax. In 2011, the permanent congressional commission approved Law 29,764 extending these tax benefits through 2020.

Law 29,968/2012 created the National Environmental Certification Service for Sustainable Investments (“SENACE”, in its Spanish acronym), a specialized public organization with technical autonomy and a separate legal constitution, reporting to the Peruvian Ministry of the Environment. This organization is responsible for reviewing and approving detailed environmental impact studies of public, private or mixed capital investment projects, whether national or multi-regional, that involve activities, construction and other commercial and service activities whose characteristics, importance and/or location can result in significant environmental impacts, with the exception of those expressly excluded by Supreme Decree with the consenting vote of the Council of Ministers.

SENACE seeks to implement just one system of environmental administrative procedures to guarantee sustainable investments through the implementation of a sole window of environmental certification (Ventanilla Única de Certificación Ambiental).

Raw Materials

For information regarding Enersis’ raw materials, please see “Item 11(a) and 11(b). Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C. Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of a group led by the Italian company, Enel. Enel owns 92.1% of Endesa Spain, which owns 60.6% of Enersis through its Spanish subsidiary, Endesa Latinoamérica, and Enersis in turn owns 60% of Endesa Chile. Enel is a publicly held company headquartered in Italy, primarily engaged in the energy sector, with a presence in 40 countries worldwide, and over 97,000 MW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

The following chart shows the relative position of Endesa Chile in the Enel Group, as well as our most important operating subsidiaries and jointly-controlled companies:

Endesa Chile’ Organizational Structure as of December 31, 2012

FOREIGN
ENDESA CHILE
CHILEAN
Túnel el Melón S.A.
99.99%
0.01%
0.07%
Endesa Eco S.A.
99.93%
Hidroinvest S.A.
41.94%
54.15%
2.48%
59%
Hidroeléctrica El Chocón S.A.
6.19%
Endesa Argentina S.A.
99.66%
0.34%
Southern Cone Power Argentina S.A.
2%
98%
5.5%
Endesa Costanera S.A.
51.93%
12.33%
Termoeléctrica Manuel Belgrano S.A.
15.35%
5.51%
Termoeléctrica José de San Martín S.A.
15.35%
5.51%
Central Vuelta de Obligado S.A.
33.2%
1.3%
Distrilec S.A.
0.89%
Ingendesa do Brasil Ltda.
99%
1%
Endesa Cemsa S.A.
45%
Progas S.A.
0.1%
50%
Inv. Gas Atacama Holding Ltda.
0.05%
Gas Atacama Chile S.A.
99.90%
99.9%
Energex Co.
100 %
42.71%
0.12%
99.88%
Gasoducto Taltal S.A.
0.03%
Gasoducto Atacama Argentina S.A.
57.23%
100%
Gasoducto Atacama Argentina S.A. Sucursal Argentina
99.90%
Atacama Finance Co.
100%
0.1%
Gas Atacama S.A.
0.001%
Consorcio Ara-Ingendesa Ltda.
50%
Central Eólica Canela S.A.
75%
Chinango S.A.C.
61%
Generandes Perú S.A.
80%
4.18%
Endesa Brasil S.A. (Holdco)
36.27%
29.40%
54.20%
Edegel S.A.
Emgesa S.A.
26.87%
Emgesa Panamá S.A.
100%
Compañía Eléctrica San Isidro S.A.
95.60%
0.01%
Transquillota Ltda.
50%
Compañía Eléctrica Tarapaca S.A. (Celta)
99.94%
0.06%
Ampla Investimentos
46.89%
36.43%
Ampla S.A.
46.89%
Investluz S.A.
63.57%
94.95%
Sociedad Portuaria Central Cartagena S.A.
4.90%
Inversora Codensa S.A.S.
Centrales Hidroeléctricas de Aysén S.A.
51%
0.0001%
Cien
100%
56.59%
Coelce S.A.
2.27%
Aysén Transmisión S.A.
0.51%
99%
99%
Aysén Energía S.A.
0.51%
Pehuenche S.A.
92.65%
100%
Transportadora de Energía del Mercosur S.A. (Tesa)
99.99%
Cía. de Transmisión del Mercosur S.A. (Ctm)
99.99%
EN-Brasil Comercio e Servicios S.A.
C.G.T.Fortaleza S.A.
0.01%
100%
GNL Chile S.A.
33.33%
99.95%
Eólica Fazenda Nova-Geracao e Comercializacao de Energía S.A.
Cachoeira Dourada S.A.
99.61%
GNL Quintero S.A.
20%
EGP Modelo I Eólica
40%
Electrogas S.A.
42.50%
EGP Modelo II Eólica
40%

The companies listed in the following table were consolidated by us as of December 31, 2012. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies and Country of Operations	% Economic Ownership of Main Subsidiary by Endesa Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis

	(in billions of Ch$ except percentages)
Electricity Generation
Celta (Chile)	100%	91.0	(19.3)
Endesa Chile (Chile) (1)	—	3,861.6	(247.4)
Endesa Eco (Chile)	100%	286.3	25.0
San Isidro (Chile)	100%	260.2	75.6
Pehuenche (Chile)	92.7%	279.6	333.5
El Chocón (Argentina)	65.4%	163.6	24.9
Endesa Costanera (Argentina)	69.8%	142.8	(22.1)
Emgesa (Colombia) (2)	26.9%	1,843.8	337.7
Edegel (Peru)	62.5%	759.5	81.8
Other Non-Electricity Business
Túnel El Melón (Chile)	100%	20.3	5.9

(1)	On a stand-alone basis, excluding subsidiaries.
(2)	We hold 31.3% of Emgesa’s voting shares, and due to a transfer of rights from Endesa Latinoamérica, we have the right to appoint the majority of the Board members, and we effectively control Emgesa.

Celta (Chile)

Celta was formed in 1995 to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW and a gas/fuel oil power plant with 24 MW of installed capacity. Celta is a wholly-owned subsidiary of Endesa Chile.

Endesa Eco (Chile)

In April, 2005, Endesa Chile created Endesa Eco S.A., whose objectives are the promotion and development of renewable energy projects such as mini-hydro, wind, geo-thermal, solar and biomass power plants and to act as the depositary and trader of emission reduction certificates obtained by these projects. As of December 31, 2012, Endesa Eco’s installed capacity was 87 MW. Endesa Eco is a wholly-owned subsidiary of Endesa Chile.

San Isidro (Chile)

San Isidro was incorporated in Chile in 1996, as a wholly-owned subsidiary of Endesa Chile, to build and operate a 379 MW combined-cycle thermal plant in Quillota, in the Valparaíso Region. The plant began commercial operations in 1998. A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC. This transmission system is owned by Transmisora Eléctrica de Quillota Ltda. (Transquillota), in which San Isidro has a 50% interest. On May 1, 2012, Pangue, a former subsidiary of Endesa Chile, was merged into San Isidro. Pangue contributed with a 467 MW installed capacity hydroelectric power station on the Bío-Bío River, whose first unit started operations in 1996 while the second unit started operations in 1997. As of December 31, 2012, Endesa Chile holds 95.6% of San Isidro’s share capital, reflecting also the merger between Pangue and San Isidro, as part of the organizational simplification announced by Endesa Chile on February 29, 2012.

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

Endesa Costanera (Argentina)

Endesa Costanera is a publicly held electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including six steam turbines with an aggregate capacity of 1,138 MW which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,186 MW. Endesa Costanera company was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. Endesa Chile owns 69.8% of Endesa Costanera.

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

Edegel (Peru)

Edegel, an electricity generation company, was acquired by Endesa Chile in 1995. It currently owns seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,657 MW. In October 2009, Endesa Chile purchased an additional 29.4% stake in Edegel from Generalima, a subsidiary of Endesa Latinoamérica. Consequently, Endesa Chile increased its beneficial ownership in Edegel from 33.1% to 62.5%.

Edegel holds an 80% share of Chinango S.A.C., and Peruana de Energía S.A.A. owns the remaining 20% share.

Túnel El Melón (Chile)

Túnel El Melón is a 2.5 kilometer two-lane highway tunnel, located between the provinces of Petorca and Quillota, Valparaíso Region, Chile. The tunnel operations will take place until the termination of the concession’s contractual period in June 2016. Túnel El Melón is wholly-owned by Endesa Chile.

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

Cemsa (Argentina)

Cemsa is responsible for trading electricity. As of the date of this Report, Endesa Chile has an indirect ownership interest of 45% in Cemsa. Cemsa’s other shareholder is Endesa Spain.

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

GNL Quintero (Chile)

GNL Quintero was incorporated in March, 2007. Endesa Chile has a 20% ownership interest and the remaining interest is owned by British Gas (20%), ENAP (20%), Metrogas (20%) and Enagas (20%). This company operates a LNG regasification facility located in Quintero Bay whereby LNG is unloaded, stored and regasified.

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

GasAtacama (Chile)

Endesa Chile has a 50% beneficial interest in GasAtacama, located in the northern region of Chile. GasAtacama has a four-unit combined cycle power plant of 780 MW and a gas pipeline that allows for the import of gas from Argentina. Since 2007, Southern Cross Latin America Private Equity Fund III, L.P. owns the remaining 50% beneficial interest.

Transquillota (Chile)

Transquillota was incorporated in June 1997, as part of an agreement between San Isidro and Colbún, for the joint development of a 220 kV transmission line for dispatching the energy produced and connecting San Isidro and Nehuenco (a subsidiary of Colbún) plants to the Central Interconnected Electric System (SIC). The 220 kV transmission line is 8 kilometers long. The property is equally divided among San Isidro and Nehuenco. Endesa Chile’s economic interest is 47.8%.

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

The following table identifies the power plants that we own, at the end of each year, and their basic characteristics:

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type (1)	2012	2011	2010
				MW

Argentina
Endesa Costanera	Total		2,324	2,324	2,324
	Endesa Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138	1,138	1,138
	Endesa Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	859	859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	327	327

El Chocón	Total		1,328	1,328	1,328
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128

Total Capacity in Argentina			3,652	3,652	3,652

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses the force of a dam or a river, respectively, to move the turbines which generate electricity.

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

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.

Continued

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type	2012	2011	2010
				MW

Chile
Endesa Chile	Total		3,757	3,407	3,407
	Total Hydroelectric		2,290	2,290	2,290
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34
	Total Thermal		1,467	1,117	1,117
	Bocamina (1)	Steam Turbine/Coal	478	128	128
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257
Pehuenche	Total		699	699	699
	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40
Pangue	Pangue (2)	Reservoir	0	467	467
San Isidro	Total		846	379	379
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
	Pangue (2)	Reservoir	467	0	0
Celta	Total		182	182	182
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
Endesa Eco	Total		87	87	87
	Canela	Wind Farm	18	18	18
	Canela II	Wind Farm	60	60	60
	Ojos de Agua	Pass-through	9	9	9
GasAtacama	Atacama (3)	Combined Cycle /Natural Gas+Diesel Oil	390	390	390

Total Capacity in Chile			5,961	5,611	5,611

(1)	On October 28, 2012, Bocamina II (350 MW) started commercial operation.
(2)	Empresa Eléctrica Pangue S.A. was merged with San Isidro on May 1, 2012. San Isidro is the surviving company. Pangue’s installed capacity is included in San Isidro from that date.
(3)	We include 50% of GasAtacama’s installed capacity, our jointly-controlled company.

Continued

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type	2012	2011	2010
				MW

Colombia
Emgesa	Total		2,914	2,914	2,914
	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas	208	208	208
	Minor plants (1)	Pass-through	116	116	116
	Betania	Reservoir	541	541	541

Total Capacity in Colombia			2,914	2,914	2,914
Peru
Edegel	Total		1,463	1,474	1,474
	Huinco	Pass-through	247	247	247
	Matucana	Pass-through	129	129	129
	Callahuanca	Pass-through	80	80	80
	Moyopampa	Pass-through	66	66	66
	Huampani	Pass-through	30	30	30
	Santa Rosa (2)	Gas Turbine/Diesel Oil	426	429	429
	Ventanilla (2)	Combined Cycle/Natural Gas	485	493	493
Chinango	Total		194	194	194
	Yanango	Pass-through	43	43	43
	Chimay	Pass-through	151	151	151

Total Capacity in Peru			1,657	1,668	1,668

Total Endesa Chile			14,185	13,845	13,845

(1)	Minor plants collectively have a total capacity of 116 MW. As of December 31, 2012 Emgesa owned and operated six minor plants: Charquito, El Limonar, La Tinta, Tequendama, La Junca and San Antonio.
(2)	The installed capacity of this generation power plant in 2012 is the result of tests made by the Peruvian Economic Operating Committee of the Interconnected System.

In addition to generation power plants, Endesa Chile owns other assets which are immaterial in the aggregate, such as transmission assets in Peru and Túnel El Melón in Chile. These assets, in the aggregate, represent less than 1% of the value of Endesa Chile’s total consolidated assets.

As of December 31, 2012, the Company had received the international standard ISO 14,001 certification for 97.5% of its installed capacity in South America, which included 53 out of 54 generation facilities that produced 99.0% of the total annual generation according to the ISO 14,001 standard.

Investment Projects Completed during 2012

Chile.  Bocamina Power Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit built for coal storing and ashes disposal. This second unit will use pulverized coal and technology for emissions reduction.

On October 28, 2012, the unit was synchronized to the SIC, reaching an installed capacity of 350 MW, and was declared to be in commercial operation.

This project was financed with internally generated funds.

Projects under Construction

Colombia.  El Quimbo Hydroelectric Project

El Quimbo hydroelectric project is located in the department of Huila, on the Magdalena River, upstream of the Betania power plant. Its installed capacity will be 400 MW through two generation units. This project is being financed mainly with external sources through local and international bond issuances, and to a lesser extent, with Emgesa’s internally generated funds. In 2008, as a result of the awarding process, Emgesa assumed a Firm Energy Obligation for El Quimbo starting in December 2014, and increasing annually from 1.1 GWh/day during the first year up to 4.5 GWh/day from December 2017 to November 2034. In 2009, the Colombian Ministry of the Environment approved the environmental license and building permission.

The principal contracts, corresponding to the civil works and the manufacture, supply and assembly of the equipment, were awarded to the Impregilo-OHL consortium and the Alstom — Schrader Camargo consortium.

The main advances in civil works in 2012 were:

—	in February, the completion of the construction of the diversion tunnel;
—	in September, the completion of the construction of the bridge over the river Páez; and
—	in November, the final diversion of the river Magdalena.

The first supplies (turbine parts for the first unit) were received at the site on December 3, 2012 pursuant to the equipment contract.

Colombia.  Salaco Hydroelectric Project

The Salaco project consists of the recovery of 145 MW in the old generation chain of river Bogotá through major maintenance and modernization of six units currently out of service. The units to be recovered are located at three plants: Salto II, Laguneta and Colegio, which operate in a limited manner as minor plants. The increase in capacity will permit greater generation of approximately 482 GWh/year.

In 2012, the equipment diagnoses, technical specifications and tendering of all the processes were carried out. In December 2012, the project was approved by the board of Emgesa and the contracting began for the maintenance and modernization of the six generation units.

Projects under Development

The estimated investments disclosed in this section aggregate the funds that we expect to spend in U.S. dollars each year. Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls. In general terms, projects are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

We continuously analyze different growth opportunities in the countries in which we participate. Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and our financing capacity to fund these projects. The most relevant projects in the pipeline are as follows:

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

The feasibility study for the project has been completed. It considers the use of TBM technology (tunnel machinery), which is more efficient, has higher safety standards and a lower environmental impact, for the construction of the tunnel connecting the project with the Maule Lake. The environmental permit for this generation power plant was obtained in 2011. The basic engineering was completed at the end of 2011.

The transmission line project obtained its environmental qualification resolution in May 2012.

Chile.  Neltume Hydroelectric Project

The Neltume project is located in Los Ríos Region, on the upper part of the Valdivia River basin. The Neltume project consists of a 490 MW installed capacity pass-through hydro plant. The power plant will be connected to the SIC through a 220 kV transmission line from Neltume to Loncoche, via Pullinque.

The Neltume power generation project has been under the environmental permission process since December 2010. During 2011, the basic engineering studies began and complementary studies for environmental process were developed. During 2012 the basic engineering studies were completed. In 2013, we expect to obtain the environmental authority permissions for the power plant.

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

In April 2012, the Supreme Court in Santiago ruled in favor of HidroAysén and rejected the appeals presented by environmental organizations, thereby bringing to an end a long judicial process brought by opponents of the project.

In May 2012, our partner Colbún S.A., the holder of 49% of HidroAysén, recommended to the company’s board to suspend the process of obtaining environmental approval for the transmission line until there is a consensus on the country’s energy policy.

In August 2012, HidroAysén restructured its management team and created the position of Community and Communications Manager, based in the region of Aysén, in order to strengthen the company’s links with the community and promote a policy of transparency, dialogue and direct communication with the residents. Since then, HidroAysén has focused its efforts on the region in order to comply with its commitments to the community, address concerns about the project, correct erroneous information introduced by opponents and mainly progress in the development of a socially-viable project.

Important decisions are expected for 2013, including the resolution of the Committee of Ministers that will review the arguments regarding the environmental qualification resolution made by HidroAysén and the opponents of the project.

Chile.  Punta Alcalde Power Plant

The project consists of the construction of a thermoelectric plant with two steam-coal units, with a total installed capacity of 740 MW, located in the Atacama Region. The plant will be connected to the SIC at the Maitencillo substation through a 220 kV transmission line.

In 2009, Endesa Chile presented its environmental impact study to the authority for assessment. During 2011, there was a regulatory change regarding emissions requirements which resulted in significant changes to the project. On June 25, 2012, the Atacama Region environmental evaluation commission (CEA) decided to reject the project. Endesa Chile then appealed to the Committee of Ministers. On December 3, 2012, this committee voted unanimously to reverse the decision of the CEA and gave its environmental approval for the project. It is expected that the Committee of Ministers will issue the environmental qualification resolution for the project in early 2013.

During 2012, progress was made in the preparation of the feasibility studies and the EIA for the transmission line to connect the plant to the SIC in order to submit it to the environmental evaluation process.

Chile.  Renaico Wind Farm

This project is located in the 9th Region, in the town of Renaico. It consists of 44 wind-generators of 2 MW each, with a bushing height of 95 m, which will generate a total of 255 GWh/year. The energy produced will be taken by two transmission lines: (i) the main one in a simple-circuit line of 27 km in 220 kV to the new Bureo substation to be built in the 8th Region, and (ii) the second in 66 kV, which will be connected with the Renaico-Angol line.

During 2012, the basic engineering was finished and tenders were issued for the supply contracts. The environmental qualification resolution for the wind farm and the transmission line in 220 kV were also obtained.

Peru.  Curibamba Hydroelectric Project

This relates to a pass-through power plant with an effective capacity of 188 MW to produce 1,010 GWh/year. This would be located upstream from the intake of the Chimay hydroelectric power plant in the department of Junín and would use the waters of the Comas and Uchubamba Rivers through an 8.1 km pressure tunnel.

The plant’s basic engineering designs were concluded in 2012 and presented to the system operator (COES) for the pre-operative study, and a the tendering process for the civil works contracts and plant equipment began. The basic designs of the transmission line are finalized for more than 80% of its length.

In October 2012, the plant’s environmental impact study (EIA) was approved. The EIA of the transmission line is pending resolution.

Major Encumbrances

Endesa Costanera’s supplier debt with Mitsubishi Corporation corresponds to the remaining payments for the purchase of equipment. As of December 31, 2012, the value of the assets pledged to secure on this debt was Ch$ 39 billion. Additionally, Endesa Costanera has granted liens for Ch$ 18 billion as of December 31, 2011 in favor of Credit Suisse First Boston in order to guarantee a loan. For further information, see Note 31 to our Consolidated Financial Statements.

Climate Change

In recent years, Chile and the region have seen a growing development related to non-conventional renewable energy and strategies to face climate change. This has led both the public and private sectors to conduct suitable strategies for adapting themselves to the new requirements, evidenced by legal obligations at the local level, commitments assumed by countries at the international level and the demanding requirements of the international markets in these matters.

Non-conventional renewable energies (NCRE) provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered as technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

During 2012, Endesa Chile and its subsidiaries carried out several activities and held working meetings with different public, academic and private entities, in order to learn and share experiences concerning the technical and regulatory developments in connection with NCRE and climate change at both the local and international levels, analyze and establish strategic alliances, develop social and private projects and strengthen the leadership position achieved by the Company in Chile.

The Canela wind farm (18 MW, in operation since late 2007), Ojos de Agua mini-hydroelectric plant (9 MW, in operation since 2008) and Canela II wind farm (60 MW, in operations since late 2009) are the NCRE facilities owned by the Company, which have contributed clean and renewable energy to the national grid.

Regarding the development of CO2 emission reduction mechanisms, during 2012, the projects in the Clean Development Mechanism (CDM) circuit were as follows:

Ojos de Agua Mini-Hydroelectric Plant: In 2009, the verification of the greenhouse gas emissions (CO2) avoided by the Ojos de Agua mini-hydroelectric plant during the previous period were begun, so as to certify and trade these emission reductions under the CDM. As a result of the verification process, during 2012, 2011 and 2010 the Company has been analyzing administrative and technical modifications to the monitoring procedures in order to meet the requirements of the United Nations Framework Convention on Climate Change (UNFCCC) for CDM projects. As of the date of this Report, we are working on these administrative and technical changes and analyzing the carbon market scenarios, in order to follow the next steps of the CDM project. Since its start-up in 2008, the installation has avoided the CO2 emission of approximately 81,500 tons, which can be traded once they are verified.

Canela Wind Farm: On April 3, 2009, the UNFCCC approved the registration of the Canela project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions it will avoid during its useful life. During 2012, we implemented a CDM procedure in order to meet the monitoring plan and the requirements of the UNFCCC. Since its start-up in 2007, the installation has avoided the CO2 emission of approximately 82,700 tons , which will be able to be traded on carbon markets once they are verified.

Canela II Wind Farm: On August 12, 2012, the UNFCCC approved the registration of the Canela II project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions it will avoid during its useful life. During 2012 the UNFCCC requested some clarifications and new information for the registration and finally, approved the CDM registration. Since its start-up in 2009, the Canela II wind farm has avoided the CO2 emission of approximately 250,000 tons, which will be able to trade on carbon markets once they are verified.

Detail of CDM projects processed in 2012 by Endesa Chile

CDM project	Company/country	Position as of December 31, 2012	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)
Ojos de Agua mini-hydroelectric plant	Endesa Eco (Chile)	Registered with the Executive Authority of the UNFCCC since April 2007.	0.4348	17,904 (CER still not verified) (1)
Canela wind farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009. CDM procedure implemented.	0.5713	14,700 (CER still not verified)
Canela II wind farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since August 2012. CDM procedure implemented.	0.6541	37,000 (CER still not verified)

  (1) CER: Certified Emission Reductions.

The greenhouse gas emissions of the Company for the last three years, including our 50% stake in GasAtacama, were 11.6 million tons in 2012, 13.0 million tons in 2011 and 11.3 million tons in 2010.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our audited Consolidated Financial Statements and the notes thereto, included in Item 18 in this annual Report, and “Selected Financial Data,” included in Item 3 herein. Our Consolidated Financial Statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile, Argentina, Colombia and Peru. We also have equity investments in Endesa Brasil, which owns generation companies in Brazil that are operated by us, as well as companies in the transmission and distribution businesses. Our revenues, cash flow and equity income primarily come from the electricity generation business of Endesa Chile itself and of our subsidiaries and associates, which operate in these five countries. For the years ended December 31, 2012, 2011 and 2010, non-generation operating revenues, related primarily to a tunnel concesion and engineering consulting services, represented 0.3%, 0.8% and 0.8%, respectively, of total consolidated revenues in each year.

Factors such as hydrological conditions, fuel prices, regulatory developments, extraordinary actions adopted by government authorities, and economic conditions in each country in which we operate, materially affect our financial results. In addition, the results from operations and financial condition are affected by variations in exchange rates between the peso and the currencies of the other four countries in which we operate. These exchange variations may have an important impact in the consolidation of the results of our companies outside Chile. Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our portfolio strategy allows the impact of significant changes in one country to be sometimes offset by opposing changes in other countries, leading to no significant impacts on consolidated figures. The impact of these factors on us, for the years covered by this Report, is discussed below.

a.	Hydrological Conditions

A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries where we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition. In terms of installed capacity, in 2012, 2011 and 2010, 56.4%, 58% and 58% of Endesa Chile’s consolidated installed capacity, respectively, has been hydroelectric. The variation in 2012 when compared to previous years was due to the start-up of commercial operations of Bocamina II (350 MW) in October 2012, a coal fired thermal plant located in Bio-Bio Region in the South of Chile. Consolidated hydroelectric capacity was 8,010 MW as of December 31, 2012, 2011 and 2010. (See “Item 4. Information on the Company — A. History and Development of the Company”).

Hydroelectric generation was 31,313 GWh in 2012, 30,555 GWh in 2011 and 30,258 GWh in 2010. The lower hydroelectric generation in these years was mainly related to lower hydrological conditions in Chile when compared to previous years. In fact, 2012 was the third consecutive year of drought in this country, which is a very unusual weather situation according to the hydrological behavior during the last 50 years. Consolidated operating income was Ch$ 632 billion in 2012, Ch$ 788 billion in 2011 and Ch$ 891 billion in 2010.

Our thermal generators burn natural gas, LNG, coal or diesel. We can offset the effect of low hydrology (reservoir levels, rain and snow), in the geographical areas where we operate our plants by thermal generation and purchases. The company’s thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments. In addition, given industry structure and the percentage of hydroelectric generation capacity in the countries where we operate, when hydrology is low, electricity prices generally increase. Under certain circumstances, low hydrology could potentially lead to higher revenues and sometimes, higher operating income.

Operating costs of thermal generation and energy purchases are higher than the variable cost of hydroelectric generation, in normal hydrological conditions. The cost of thermal generation does not directly depend on hydrology, but instead on global commodity prices. However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of low hydrology on operating results depends on the sensitivity or reaction to electricity prices in the market, the severity of the impact of hydrological conditions on our hydroelectric generation, our cost of thermal generation and the need for energy purchases. The effect of low hydrology on market prices may increase or decrease our operating margin, depending on the conditions of all relevant market factors. In recent years, low hydrology has led to a lower operating margin. For additional information on the effects of hydrological conditions on our operating results, see “Item 3. Key Information — D. Risk Factors — Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.”

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

Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases. Other macroeconomic factors, such as the variation of the local currency exchange rate against the U.S. dollar in the countries where we operate, may impact our results from operations, as well as assets and liabilities, depending on the percentage denominated in U.S. dollars. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information— D. Risk factors —Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and—“ South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.”

Economic Growth and Electricity Demand

Economic growth in 2012 was positive in most of the countries in which we operate, mainly based on domestic private consumptions and investment. Even though activity outside Latin America moderated more than expected due to the worldwide economic situation, leading to a weaker external demand for Latin America’s goods and services, this region showed resilience to global threats and the outlook remains better than that for the developed world. According to the IMF’s October 2012 World Economic Outlook, the estimated GDP simple average growth for Latin America and the Caribbean is 3.2% for 2012, and 3.9% for 2013. Growth will continue to be driven by many of South America’s commodity exporters (particularly Chile, Peru and Colombia) all of which are expected to grow in the range of 4% to 6% in 2012 and 2013. Growth in South America is projected to have moderated to 2.9% in 2012 and then increase to 4.0% in 2013, as the worldwide economic recovery would be consolidated and the effect of expansionary policy in some countries would begin to have an impact. Brazil’s growth in 2012 was lower than expected, which is an important cause of the weaker regional growth performance. In 2013, monetary policy easing should spur a stronger growth in Brazil, led by domestic demand.

Overall electricity demand increased during 2012, principally due to the favorable economic situation in most of the countries in which we operate. The GDP and electricity growth rate for the years 2012, 2011 and 2010 are included in the following table:

	2012		2011		2010
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)
Chile (1)	5.0	5.2	6.5	6.0	5.2	3.4
Argentina	2.6	4.2	8.0	5.5	7.5	5.9
Colombia	4.3	3.8	4.9	1.7	4.7	2.6
Brazil	1.5	4.5	3.8	3.4	7.5	7.1
Peru	6.0	5.9	6.2	7.5	8.3	8.5

Source:  GDP growth data was obtained from the World Economic Outlook (October 2012) of the International Monetary Fund and corresponds to real growth for 2011 and an estimate for 2012. Electricity demand growth data was obtained from sales reported by the CDEC to the CNE in the case of Chile, from electricity demand reported by CAMMESA in the case of Argentina, from total demand of the NIS reported by the XM in the case of Colombia, from energy charges reported by the ONS in the case of Brazil, and from monthly reports of tariffs and the electricity market reported by the Osinergmin in the case of Peru.

(1)	Electricity demand growth includes growth in the SIC and growth in the SING.

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we have operations may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities existing in the period and also the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of December 31, 2012, Endesa Chile had total consolidated indebtedness of US$ 4,080 million, out of which 49.3% was denominated in U.S. dollars, 36.4% in Colombian pesos, 10.1% denominated in Chilean pesos, 2.3% in Argentine pesos, and 1.9% in soles.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the periods indicated:

	Local Currency U.S. Dollar Exchange Rates
	2012		2011		2010
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per U.S. dollar)	486.59	479.96	483.57	519.20	510.22	468.01
Argentina (Argentine peso per U.S. dollar)	4.55	4.92	4.13	4.30	3.92	3.98
Colombia (Colombian peso per U.S. dollar)	1,798	1,768	1,847	1,943	1,895	1,914
Brazil (reais per U.S. dollar)	1.95	2.04	1.67	1.88	1.69	1.66
Peru (sol per U.S. dollar)	2.64	2.55	2.75	2.70	2.81	2.81

Sources: Central Bank of each country.

For the year ended December 31, 2012, our revenues amounted to Ch$ or US$ 4,869 billion, out of which 49.1% was generated by operations in Chile, 24.5% by operations in Colombia, 14.5% by operations in Argentina, and 11.9% by operations in Peru.

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

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates between 2.3% and 8.6% that, in no case, are increasing nor exceed the average long term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it is carried on. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account.

The discount rates, before tax, expressed in nominal terms and applied in 2012 and 2011 are the following:

		2012		2011
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	Pesos	8.4%	14.6%	9.2%	10.1%
Argentina	Argentine pesos	26.0%	29.0%	23.0%	26.0%
Brazil	Brazilian reais	13.5%	18.0%	9.5%	11.6%
Peru	Nuevos soles	12.5%		9.3%
Colombia	Colombian pesos	14.5%		10.9%

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

Litigation and Contingencies

The Company is currently involved in some legal and tax proceedings. As discussed in Note 31.3 to our Consolidated Financial Statements as of December 31, 2012, we have estimated the probable outflows for resources of resolving these claims. We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the U.S. Dollar

The Company has established a policy to hedge the portion of its revenues directly linked to the U.S. dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to an equity reserve account and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future U.S. dollar revenue streams. Such analysis may change in the future due to new electricity regulations limiting the amount of revenues tied to the U.S. dollar.

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

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 3,052 million in 2012, Ch$ 2,478 million in 2011 and Ch$ 2,311 million in 2010 and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 3,608 million in 2012, Ch$ 2,918 million in 2011 and Ch$ 2,817 million in 2010.

Recent Accounting Pronouncements

Please Note 2.2 to our Consolidated Financial Statements for additional information regarding recent accounting pronouncement.

2.	Country by Country Comparative Analysis of Operating and Non-Operating Results for 2012 and 2011

Revenues from operations

The following table sets forth the revenues by country, as a percentage of total consolidated revenues for 2012 and 2011:

	Year ended December 31,
	2012	2011
	(as a % of total)

Chile	48.8	52.3
Colombia	24.5	20.7
Peru	11.9	10.0
Argentina	14.5	16.2
Other businesses (Chile)(1)	0.3	0.8

Total Consolidated Revenues	100.0	100.0

(1)	We consider that our revenues from operations that were not related to its electricity business are immaterial and believe that they do not affect the analysis of our Consolidated Financial Statements. These revenues come mainly from engineering consulting services and a tunnel concession.

The tables below set forth the country breakdown for Endesa Chile’s total revenues from operations, the volume of energy sales (expressed in GWh) and the volume of energy produced, in each case for 2012 and 2011:

	Year ended December 31,
Revenues	2012	2011	% Change
	(in million of Ch$)

Generation (Chile)	1,156,118	1,257,995	(8.1)
Other businesses (Chile)	7,503	18,699	(59.9)
Colombia	580,125	498,544	16.4
Peru	282,124	239,841	17.6
Argentina (1)	344,178	390,136	(11.8)
Endesa Costanera	295,140	341,824	(13.7)
El Chocón	49,193	48,341	1.8
Consolidated Adjustments Foreign Subs	(662)	(725)	(8.7)

Total Revenues	2,369,386	2,404,490	(1.5)

(1)	The sum of the revenues of Endesa Costanera and El Chocón differs from the total revenue disclosed for Argentina, due to adjustments in our Argentine investment vehicles.

	Year ended December 31,
Energy Sales	2012	2011	% Change

	(GWh)

Chile	21,277	22,070	(3.6)
Colombia	16,304	15,112	7.9
Peru	9,587	9,450	1.5
Argentina	11,852	11,381	4.1
Endesa Costanera	8,655	8,493	1.9
El Chocón	3,197	2,888	10.7

Total	59,020	58,012	1.7

	Year ended December 31,
Energy Produced	2012	2011	% Change

	(GWh)

Chile	20,194	20,722	(2.5)
Colombia	13,294	12,090	10.0
Peru	8,740	9,153	(4.5)
Argentina	11,289	10,801	4.5
Endesa Costanera	8,488	8,397	1.1
El Chocón	2,801	2,404	16.5

Total	53,517	52,766	1.4

Lower revenues in Chile of Ch$ 101.9 billion during 2012 were primarily due to a 11.9% reduction in average energy sales prices as a result of lower indexation of contracts to the marginal cost in Chile, coupled with the absence of revenues from government Resolution 88, that forced generators of the CDEC-SIC system to supply energy to distribution companies without contracts, (Ch$ 68.3 billion in 2011). Additionally, physical energy sales decreased by 3.6% as a result of the expiration of GasAtacama’s contracts and reduced hydro availability. This was partially offset by the agreed compensation with the insurance company for loss of profits of Ch$ 55.1 billion as a result of the disaster of February 27, 2010.

Total revenues from operations in Colombia increased by Ch$ 81.6 billion due to a 7.9% rise in electricity sales due to a higher hydro generation and a 8.3% increase in the average energy sales price in pesos due to a higher energy wholesale market price recorded since August 2012. The “currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos. The Colombian currency translation effect was positive, resulting in a 3.4% increase in Chilean pesos in 2012, when compared to 2011. For additional information of our principal distribution and trading customers in Colombia see “Item 4. Information on the Company — B. Business Overview.”

Revenues from operations in Peru grew by 17.6% in 2012 primarily explained by a 15.3% growth in the average energy sales price due to higher contract prices as a result of the fuel prices indexation and to a higher node price since May 2012. The currency translation effect of converting the financial statements from soles to the peso for both periods produced a 5.0% increase in Chilean pesos in 2012, when compared to 2011. For additional information of our principal customers in Peru see “Item 4. Information on the Company — B. Business Overview.”

Total revenues from operations in Argentina decreased by 11.8% in 2012 as a result of a lower operating and labor costs recognition, and lower capacity payment in Endesa Costanera, explained by the non renewal of the one-year term agreement between the Ministry of Energy and the generation companies of the MEM system executed in November 2010. This was partially offset by a 1.8% increase in El Chocón revenues due to higher electricity sales in the spot market resulting from increased hydro generation in the period. The currency translation effect of converting the financial statements from the Argentine peso to the Chilean peso in both companies led to a 8.6% decrease in 2012, when compared to 2011. For additional information of our principal customers in Argentina see “Item 4. Information on the Company — B. Business Overview.”

Operating Expenses

The table below sets forth the country breakdown for operating expenses in 2012 and 2011:

	Year ended December 31,
	2012	2011	% Change
	(in million of Ch$)
Raw materials and consumables used (1)
Generation (Chile) (2)	764,220	679,799	12.4
Other businesses (Chile)	8	8	(4.1)
Colombia	171,063	134,852	26.9
Peru	111,095	86,884	27.9
Argentina	282,316	315,717	(10.6)
Endesa Costanera	268,169	298,842	(10.3)
El Chocón	14,147	16,876	(16.2)
Consolidated Adjustments Foreign Subs	—	—	—

Total	1,328,703	1,217,260	9.2

(1)	Excludes selling and administrative expenses.
(2)	Includes all subsidiaries and investment vehicles in Chile.

Operating expenses in the generation business in Chile increased by 12.4% in 2012 as a result of higher fuel costs of Ch$ 53.1 billion due primarily to increased LNG generation since 2012 was the third consecutive dry year. This was coupled with higher transportation costs of Ch$ 31.7 billion explained by increased toll costs related to the drought in the central-southern zone of the country. Additionally, energy purchase costs grew by Ch$ 11.3 billion due to higher energy purchase prices in the spot market.

Colombia’s operating expenses increased by 26.9% in 2012 primarily explained by higher energy purchase costs of Ch$ 19.7 billion due to higher energy purchase prices in the spot market, and increased fuel costs of Ch$ 12.3 billion primarily related to a higher back-up fuel supply requested by the authorities on the occasion of the Cumbre de Las Americas held in Cartagena in the first quarter of 2012. The currency translation effect was positive, producing a 3.4% rise in operating expenses in peso terms.

Operating expenses in Peru rose by 27.9% mainly explained by higher energy purchase costs of Ch$ 14.7 billion in 2012 due to higher physical energy purchases in the spot market to supplement the plant maintenances, coupled with higher fuel costs of Ch$ 6.1billion partly due to increased diesel generation as a result of dual gas units maintenances. The currency translation effect was positive, leading to a 5.0% growth in Chilean pesos in 2012 compared to 2011.

Operating expenses in Argentina declined by 10.6% in 2012 mainly as a result of lower fuel costs of Ch$ 27.8 billion in Endesa Costanera due to lower generation with gas oil and a Ch$ 3.1 billion decrease in transportation costs, coupled with lower energy purchase costs of Ch$ 1.6 billion in El Chocón due to the increased hydro generation in 2012. The currency translation effect resulted in a 8.6% decrease in peso terms.

Selling and Administrative Expenses

Selling and administrative expenses, related to salaries, compensation, administrative expenses, office materials and supplies, decreased by Ch$ 6.5 billion in 2012.

The table below sets forth the breakdown of selling and administrative expenses for 2012 and 2011:

	Year ended December 31,
	2012	2011	% Change
	(in million of Ch$)
Selling and Administrative Expenses
Generation (Chile)	107,596	91,238	(17.9)
Other businesses (Chile)	(906)	10,024	109.0
Colombia	32,917	72,867	54.8
Peru	31,193	11,748	(165.5)
Argentina (1)	36,696	28,188	(30.2)
Endesa Costanera	28,952	23,247	(24.5)
El Chocón	7,595	4,903	(54.9)
Consolidated Adjustment Foreign Subs	(662)	(725)	8.7

Total Selling and Administrative Expense	206,834	213,340	(3.1)

(1)	The sum of the selling and administrative expenses for Endesa Costanera and El Chocón differs from the total selling and administrative expense disclosed for Argentina due to expenses in our Argentine investment vehicles.

Approximately 51.6% of total selling and administrative expenses are concentrated in Chile, between the generation business and other businesses, with a 5.4% increase in 2012 over 2011, mainly due to higher payroll expenses which increased by 30.4% primarily reflecting the engineering staff transfer.

In Colombia, selling and administrative expenses decreased from Ch$ 72.9 billion in 2011 to Ch$ 32.9 billion in 2012, mainly as a result of the one-time effect of the equity tax reform in that country in 2011, which required booking the entire amount of tax payable for the four year period from 2011 to 2014 for a total of Ch$ 43.5 billion on January 1, 2011. Also the reversal of a provision of profit sharing for workers in Perú created a one-time benefit on payroll expenses of Ch$ 14.6 million in June, 2011.

Operating Margin and Operating Income

Our operating margin, or operating income as a percentage of revenues, decreased to 26.7% in 2012 from 32.8% in 2011. This decrease is primarily due to lower operating margins reported in Chile, partially offset by a higher operating margin in Colombia. The following is our operating margin by country:

	Year ended December 31,
	2012	2011
Operating Margin
Chile	15.7%	31.7%
Colombia	58.2%	50.9%
Peru	35.8%	43.6%
Argentina	0.7%	7.7%

Total Operating Margin	26.7%	32.8%

Endesa Chile’s consolidated operating income was Ch$ 632.2 billion in 2012 and Ch$ 788.0 billion in 2011. This decrease was primarily due to lower revenues as a consequence of lower average energy sales prices in Chile and Argentina, higher fuel costs in Chile, Colombia and Peru, increased energy purchase costs in Colombia, Peru and Chile and higher transportation costs in Chile.

The following table summarizes operating income by country for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	% Change
	(in million of Ch$)
Operating Income
Generation (Chile)	175,752	398,804	(55.9)
Other businesses (Chile)	6,679	6,431	3.9
Colombia	337,651	253,546	33.2
Peru	100,898	104,485	(3.4)
Argentina	2,473	30,154	(91.8)
Consolidated Adjustment Foreign Subs	8,757	(5,448)	(260.7)

Total Operating Income	632,209	787,971	(19.8)

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for each of the periods indicated:

	Year ended December 31,
	2012	2011	% Change
	(in million of Ch$)
Financial results:
Financial income	14,922	28,039	(46.8)
Financial costs	(149,225)	(137,535)	8.5
Income (loss) for indexed assets and liabilities	(991)	(5,333)	(81.4)
Foreign currency exchange differences	(10,740)	(6,467)	66.1
Total	(146,034)	(121,295)	(20.4)
Other non-operating results:
Share of the profit (loss) of associates accounted for using the equity method	116,945	123,033	(4.9)
Net income from other investments	657	1,038	(36.7)
Net income from sales of assets	735	973	(24.4)
Total	118,337	125,044	(5.4)
Total non-operating results	(27,696)	3,749	(838.8)

The company’s financial results in 2012 amounted to an expense of Ch$ 146.0 billion, a 20.4% increase over 2011. This variation is explained by higher interest expenses of Ch$ 11.7 billion, mostly explained by a contingency update with SUNAT (Peruvian Tax Authority), an exchange difference loss increased by Ch$ 4.3 billion, lower financial income of Ch$ 13.1 billion, due to lower cash availability, partly offset by a gain for indexed assets and liabilities of Ch$ 4.3 billion.

The share of the profit of associates accounted for using the equity method amounted to Ch$ 116.9 billion in 2012, decreasing by 4.9% compared to the previous year. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil, whose contribution totaled Ch$ 107.5 billion. Endesa Brasil’s result was 6.8% lower than 2011, partly explained by higher transportation costs and increased energy purchase costs.

As a result of all the foregoing, total non-operating results for 2012 amounted to an expense of Ch$ 27.7 billion, mainly due to 46.8% of lower financial income mainly as a result of reduced cash availability.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2012	2011	% Change
	(in million of Ch$)
Net income before tax	604,513	791,719	(23.6)
Income tax	(185,470)	(210,564)	(11.9)

Net income	419,043	581,155	(27.9)

Net income attributable to: shareholders of Endesa Chile	234,335	446,874	(47.6)
Net income attributable to: non-controlling interest	184,708	134,281	(37.6)

Income taxes in 2012 decreased by 11.9%, the equivalent of Ch$ 25.1 billion, when compared to 2011.

3.	Country by Country Comparative Analysis of Operating and Non-Operating Results for 2011 and 2010

Revenues from operations

The following table sets forth the revenues by country, as a percentage of total consolidated revenues for 2011 and 2010:

	Year ended December 31,
	2011	2010
	(as a % of total)

Chile	52.3	55.2
Colombia	20.7	20.8
Peru	10.0	8.7
Argentina	16.2	14.5
Other businesses (Chile)(1)	0.8	0.8

Total Consolidated Revenues	100.0	100.0

(1)	We consider that our revenues from operations that were not related to its electricity business are immaterial and believe that they do not affect the analysis of our Consolidated Financial Statements. These revenues come mainly from engineering consulting services and a tunnel concession.

The tables below set forth the country breakdown for Endesa Chile’s total revenues from operations, the volume of energy sales (expressed in GWh) and the volume of energy produced, in each case for 2011 and 2010:

	Year ended December 31,
Revenues	2011	2010	% Change
	(in million of Ch$)
Generation (Chile)	1,257,995	1,345,371	(6.5)
Other businesses (Chile)	18,699	19,734	(5.2)
Colombia	498,544	507,516	(1.8)
Peru	239,841	211,261	13.5
Argentina(1)	390,136	352,358	10.7
Endesa Costanera	341,824	295,231	15.8
El Chocón	48,341	57,173	(15.4)
Consolidated Adjustments Foreign Subs	(725)	(858)	15.5

Total Revenues	2,404,490	2,435,382	(1.3)

(1)	The sum of the revenues of Endesa Costanera and El Chocón differs from the total revenue disclosed for Argentina, due to adjustments in our Argentine investment vehicles.

	Year ended December 31,
Energy Sales	2011	2010	% Change

	(GWh)

Chile	22,070	21,847	1.0
Colombia	15,112	14,817	2.0
Peru	9,450	8,598	9.9
Argentina	11,381	11,378	0.0
Endesa Costanera	8,493	8,018	5.9
El Chocón	2,888	3,361	(14.1)

Total	58,012	56,641	2.4

	Year ended December 31,
Energy Produced	2011	2010	%Change

	(GWh)

Chile	20,722	20,914	(0.9)
Colombia	12,090	11,283	7.2
Peru	9,153	8,466	8.1
Argentina	10,801	10,940	(1.3)
Endesa Costanera	8,397	7,965	5.4
El Chocón	2,404	2,975	(19.2)

Total	52,766	51,603	2.3

Operating revenues in Chile decreased by 6.5% as a result of a 6.6% decline in the average energy sales price. This was partially offset by greater electricity sales during 2011, which grew by 1.0% in relation to 2010, with higher sales to both unregulated customers and the spot market.

Total revenues from operations in Colombia decreased by 1.8%, from Ch$ 507.5 billion in 2010 to Ch$ 498.5 billion in 2011, explained by a 4.0% reduction in the average energy sale price, which more than offset the 2.0% increase in electricity sales, as a consequence of higher hydroelectric generation, which reached 15,112 GWh. The Colombian currency translation effect was negative, producing a 2.6% decrease in revenues in peso terms compared to 2010. For additional information of our principal distribution and trading customers in Colombia see “Item 4. Information on the Company — B. Business Overview.”

Revenues from operations in Peru grew by 13.5%, from Ch$ 211.3 billion in 2010 to Ch$ 239.8 billion in 2011, due to a 9.9% growth in electricity sales combined with a 4.9% increase in the average energy sale price. The currency translation effect of converting the financial statements from soles to the peso for both periods produced a decrease in pesos of 2.7% in 2011 as compared to 2010. For additional information of our principal customers in Peru see “Item 4. Information on the Company — B. Business Overview.”

Total revenues from operations in Argentina increased by 10.7% in 2011 in the aggregate, from Ch$ 352.4 billion in 2010 to Ch$ 390.1 billion in 2011, explained by a 12.8% growth in the average energy sales price in pesos. Endesa Costanera’s revenues rose by 15.8% in 2011, as a result of a 5.9% growth in electricity sales and an 11.8% increase in the company’s average energy sale price. On the other hand, El Chocón’s operating revenues decreased by 15.4% explained by a decrease in generation of 19.2% compared to 2010, due to lower hydroelectric availability, which in turn was a result of reservoir controls at levels limited by each river basin. This decrease in hydrology led to a 15.4% decline in operating revenues, from Ch$ 57.2 billion in 2010 to Ch$ 48.3 billion in 2011. The currency translation effect of converting the financial statements from the Argentine peso to the Chilean peso in both companies was negative, leading to a 10.1% decrease in revenues in peso terms. For additional information of our principal customers in Argentina see “Item 4. Information on the Company — B. Business Overview.”

Operating Expenses

The table below sets forth the country breakdown for operating expenses in 2011 and 2010:

	Year ended December 31,
	2011	2010	% Change
	(in million of Ch$)
Raw materials and consumables used (1)
Generation (Chile) (2)	679,799	666,389	2.0
Other businesses (Chile)	8	210	(96.1)
Colombia	134,852	176,664	(23.7)
Peru	86,884	80,241	8.3
Argentina	315,717	267,824	17.9
Endesa Costanera	298,842	250,349	19.4
El Chocón	16,876	17,475	(3.4)
Consolidated Adjustments Foreign Subs	—	—	—

Total	1,217,260	1,191,328	2.2

(1)	Excludes selling and administrative expenses.
(2)	Includes all subsidiaries and investment vehicles in Chile.

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

Operating expenses in Argentina increased by Ch$ 47.9 billion, from Ch$ 267.8 billion in 2010 to Ch$ 315.7 billion in 2011. This is mainly the result of increased fuel consumption costs of Ch$ 40.2 billion and higher transportation expenses of Ch$ 4.4 billion, for Endesa Costanera as a result of a 5.4% increase in production to 8,397 GWh in 2011. The currency translation effect resulted in a 10.1% decrease in peso terms.

Selling and Administrative Expenses

Selling and administrative expenses, related to salaries, compensation, administrative expenses, office materials and supplies, increased by Ch$ 39.7 billion in 2011.

The table below sets forth the breakdown of selling and administrative expenses for 2011 and 2010:

	Year ended December 31,
	2011	2010	% Change
	(in million of Ch$)
Selling and Administrative Expenses
Generation (Chile) (1)	91,238	81,834	11.5
Other businesses (Chile) (1)	10,024	12,557	(20.2)
Colombia	72,867	32,734	122.6
Peru	11,748	22,677	(48.2)
Argentina(2)	28,188	24,673	14.2
Endesa Costanera	23,247	19,690	18.1
El Chocón	4,903	4,940	(0.7)
Consolidated Adjustment Foreign Subs	(725)	(858)	(15.5)

Total Selling and Administrative Expenses	213,340	173,616	22.9

(1)	The differences in Generation and Other business in Chile compared to prior disclosures are due to internal reclassifications recognized in 2011.
(2)	The sum of the selling and administrative expenses for Endesa Costanera and El Chocón differs from the total selling and administrative expense disclosed for Argentina due to expenses in our Argentine investment vehicles.

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

The following is our operating margin by country:

	Year ended December 31,
	2011	2010
Operating Margin
Chile	31.7%	37.8%
Colombia	50.9%	51.5%
Peru	43.6%	33.2%
Argentina	7.7%	12.0%

Total Operating Margin	32.8%	36.6%

Endesa Chile’s consolidated operating income was Ch$ 890.7 billion in 2010 and Ch$ 788.0 billion in 2011. This decrease was principally due to higher selling and administrative expenses, which reflects the negative impact of the one-time effect of the equity tax reform imposed by the Colombian government coupled with higher fuel costs and energy purchases in Argentina and Chile.

The following table summarizes operating income by country for the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010	% Change
	(in million of Ch$)
Operating Income
Generation (Chile)	398,804	512,769	(22.2)
Other businesses (Chile)	6,431	3,881	65.7
Colombia	253,546	261,537	(3.1)
Peru	104,485	70,134	49.0
Argentina	30,154	42,402	(28.9)
Consolidated Adjustment Foreign Subs	(5,448)	—	n.a.

Total Operating Income	787,971	890,724	(11.5)

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for each of the periods indicated:

	Year ended December 31,
	2011	2010	% Change
	(in million of Ch$)
Financial results:
Financial income	28,039	10,083	178.1
Financial costs	(137,535)	(142,256)	3.3
Income (loss) for indexed assets and liabilities	(5,333)	(3,163)	(68.6)
Foreign currency exchange differences	(6,467)	15,619	n.a.
Total	(121,295)	(119,717)	(1.3)
Other non-operating results:
Share of the profit (loss) of associates accounted for using the equity method	123,033	91,674	34.2
Net income from other investments	1,038	273	280.7
Net income from sales of assets	973	1,621	(40.0)
Total	125,044	93,568	33.6
Total non-operating results	3,749	(26,149)	n.a.

The company’s financial results in 2011 amounted to an expense of Ch$ 121.3 billion, a 1.3% increase over the Ch$ 119.7 billion for 2010. This increase was primarily due to a foreign exchange differences loss of Ch$ 6.4 billion for 2011 compared to a gain of Ch$ 15.6 billion for 2010. This loss occurred primarily in Chile, as a result of the higher value of the peso against the U.S. dollar, which affected asset values denominated in U.S. dollars, and in Argentina, due to the conversion into U.S. dollars of the FONINVEMEN collection rights.

The foreign exchange loss in 2011 was partially offset by higher financial income of Ch$ 18.0 billion, as a result of higher cash surpluses invested at higher interest rates.

The share of the profit of associates accounted for using the equity method totaled to Ch$ 123.0 billion for 2011, an increase of 34.2% compared to 2010. This result mainly reflects the proportional participation in the results of the associate company Endesa Brasil S.A., whose contribution amounted to Ch$ 115.3 billion.

As a result of all the foregoing, total non-operating results for 2011 amounted to a gain of Ch$ 3.7 billion, a Ch$ 29.9 billion increase over 2010.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2011	2010	% Change
	(in million of Ch$)
Net income before tax	791,719	864,575	(8.4)
Income tax	(210,564)	(179,964)	17.0

Net income	581,155	684,611	(15.1)

Net income attributable to: shareholders of Endesa Chile	446,874	533,556	(16.3)
Net income attributable to: non-controlling interest	134,281	151,055	(11.1)

Income taxes in 2011 rose by 17.0%, the equivalent of Ch$ 30.6 billion, when compared to 2010.

B.	Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of cash flow for Endesa Chile.

We have a direct ownership in Pehuenche (92.7%), San Isidro (95.6%), Endesa Eco (100%) and Celta (100%), which are our main Chilean consolidated subsidiaries. For the list of principal subsidiaries, please see Exhibit 8.1. Additionally, we have a 50% interest in both GasAtacama and Transquillota, and a 51% interest in HidroAysén, which are classified as jointly-controlled companies and consolidated proportionally. We receive cash inflows from our own operating assets and from our subsidiaries, as well as from related companies in Chile and abroad. Foreign subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.

We have economic interests of 62.5% in our Peruvian subsidiary, Edegel, 26.9% in our Colombian subsidiary, Emgesa (which we control pursuant to a shareholders’ agreement), 69.8% in our Argentine subsidiary, Endesa Costanera, and 65.4% in our Argentine subsidiary, El Chocón. We consolidate these subsidiaries since we control the majority of the voting rights.

Set forth below is the consolidated cash flow from an accounting perspective:

	Year ended December 31,
	2012	2011	2010
	(in Ch$ billion)
Net Cash Flows from (used in) operating activities	554	685	856
Net Cash Flows from (used in) investing activities	(258)	(195)	(416)
Net Cash Flows from (used in) financing activities	(439)	(417)	(548)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(142)	(74)	(109)
Effect of exchange rate changes on cash and cash equivalents	(2)	14	(4)
Cash and cash equivalents at beginning of period	421	333	446
Cash and cash equivalents at end of period	277	421	333

For the year ended December 31, 2012, cash provided by operating activities was Ch$ 554 billion, a decrease of 19.1 % compared to 2011. This cash flow is mainly composed of collections from the sale of goods and services of Ch$ 2,557 billion, partially offset by payments to suppliers of goods and services of Ch$ 1,554 billion, and tax payments of Ch$ 213 billion.

For the year ended December 31, 2011, cash provided by operating activities was Ch$ 685 billion, a decrease of 19.9 % compared to 2010. This cash flow is mainly composed of collections from the sale of goods and services of Ch$ 2,504 billion, partially offset by payments to suppliers of goods and services of Ch$ 1,434 billion, and tax payments of Ch$ 232 billion.

For the year ended December 31, 2012, cash used by investment activities was Ch$ 258 billion, mostly explained by the acquisition of Property, Plant and Equipment and the incorporation of intangible assets for a total amount of Ch$ 262 billion, mainly at Endesa Chile, Endesa Argentina and Emgesa, and other investment disbursements of Ch$ 15 billion. See “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures.” The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 11 billion and interest received of Ch$ 7 billion.

For the year ended December 31, 2011, cash used by investment activities was Ch$ 195 billion, mostly explained by the addition of new fixed and intangible assets for Ch$ 271 billion, mainly at Endesa Chile, Endesa Argentina and Emgesa. Cash flow from investment activities was also affected by loans to related companies for Ch$ 36 billion. The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 100 billion, mainly from Endesa Brasil.

For the year ended December 31, 2012, cash used by financing activities was Ch$ 439 billion. The main drivers of this cash flow are described below.

The aggregated cash inflows were mainly explained by:

—	Emgesa obtained loans for Ch$ 83 billion.

—	Emgesa issued bonds for Ch$ 136 billion

—	Edegel obtained loans for Ch$ 4.8 billion.

The aggregated cash outflows were mainly explained by:

—	Ch$ 380.3 billion in dividend payments (including Ch$ 42.1 billion from Emgesa and Ch$ 221.8 billion from Endesa Chile on a stand-alone basis).

—	Payments on loans, bonds, financial leasing and other instruments for Ch$ 364 billion (including Ch$ 105.2 billion in Emgesa and Ch$ 202 billion in Endesa Chile on a stand-alone basis).

—	Ch$ 125 billion of interest expense (including Ch$ 39.3 billion in Emgesa and Ch$ 63.1 billion in Endesa Chile on a stand-alone basis).

For the year ended on December 31, 2011, the financing activities of the Company totaled a net cash outflow of Ch$ 417 billion. The main drivers of this financing flow are described below.

The aggregated cash inflows were mainly explained by:

—	Issuance of an international bond by Emgesa for Ch$ 183 billion.

The aggregated cash outflows were mainly explained by:

—	Loan repayments and financial leasing for Ch$ 192 billion.

—	Ch$ 368.2 billion in dividend payments.

—	Ch$ 109.7 billion in the payment of interest expense

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations in Every Country in Which We Operate —We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.”

We coordinate the overall financing strategy of our majority-owned subsidiaries. Our operating subsidiaries independently develop capital expenditure plans. Generally, our policy is to have the foreign operating subsidiaries independently finance their capital expansion programs through internally generated funds or direct financings. In the case of Chilean subsidiaries, they are financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures.”

We have accessed the international equity capital markets, with an SEC-registered ADS issuance on August 3, 1994. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, we and our subsidiary Pehuenche have issued a total of US$ 2,370 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2012. The weighted average annual interest rate for such bonds is 8.2%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer (1) (2)	Term	Maturity	Coupon	Issued	Outstanding
			(as a percentage)	(in US$ million)
Endesa Chile	10 years	August 2013	8.350%	400	400
Endesa Chile	12 years	August 2015	8.625%	200	200
Endesa Chile (1)	30 years	February 2027	7.875%	230	206
Endesa Chile (2)	40 years	February 2037	7.325%	220	71
Endesa Chile (1)	100 years	February 2097	8.125%	200	40

Total (1)			8.214%	1,250	917

(1)	Endesa Chile repurchased bonds in 2001.
(2)	Holders of the 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos. The annual interest rate for such bond is 8.75%.

			Coupon (inflation-	Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)	Issued	Outstanding
			(as a percentage)	(Colombian pesos billion)	(Colombian pesos billion)	(in US$ million) (1)

Emgesa	10 years	January 2021	8.75%	737	737	417

(1)	Calculated based on the observed exchange rate as of December 31, 2012, which was CPs$ 1,768.23 per US$ 1.00

We, as well as our subsidiaries in the five countries in which we operate, have access to the domestic capital markets where we have issued debt instruments including commercial paper and medium- and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists our UF-denominated Chilean bonds outstanding as of December 31, 2012.

			Coupon (inflation-	Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)	Issued	Outstanding
			(as a percentage)	(UF million)	(UF million)	(in US$ million)

Endesa Chile Series H	25 years	October 2028	6.20%	4.0	3.4	161
Endesa Chile Series M	21 years	December 2029	4.75%	10.0	10.0	476

Total			5.03%	14	13.4	637

(1)	Endesa Chile Series F was pre-paid on February 1, 2012.
(2)	Endesa Chile Series K was pre-paid on April 16, 2012.

For a full description of our local bonds, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 16 to our Consolidated Financial Statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2012. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company:

Issuer	Maturity	Coupon (1) (as a percentage)	Aggregate Principal Amount Outstanding
			(in US$ million)
Edegel	January 2028	6.64%	162
Emgesa	December 2027	7.82%	896

Total			1,057

(1)	Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2012.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through syndicated senior unsecured loans. Between November 2004 and December 2009, we entered into four such facilities and a six-year term loan. These facilities were structured with various banks for an aggregate amount of US$ 850 million. As of December 31, 2012, the amounts outstanding or available for these bank loans are listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in US$ million)	(in US$ million)
Endesa Chile	Syndicated revolving loan	June 2014	200	0
Endesa Chile	Syndicated term loan	June 2014	200	200

Total			400	200

The revolving credit facilities due in June 2014 do not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing the Company full flexibility to draw on up to US$ 200 million in the aggregate from such committed revolving facilities under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity. In December 2009, we signed a 3-year bilateral loan for UF 2.4 million (equivalent to US$ 113 million as of December 31, 2012). This loan expired on December 23, 2012 but, our loans were renewed for an aggregate amount of UF 2.4 million with a 3-year term starting in February 2013.

Our subsidiary Emgesa also has access to fully committed credit lines in the local markets, as detailed above.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(US$ million)	(in US$ million)

Emgesa	Bilateral revolving loans	January 2015	204	0

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately US$ 404 million in the aggregate as of December 31, 2012. The above-mentioned committed credit lines executed during February 2013 add US$ 113 million, aggregating to a total amount of US$ 517 million.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately US$ 235 million in the aggregate, of which we do not have any amount outstanding. Unlike the previous committed lines not subject to MAE condition precedents prior to disbursements, this source of funding in the Chilean market is not guaranteed under all circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of US$ 328 million, of which US$ 326 million are undrawn.

We can also tap the Chilean commercial paper market under a program that has been registered with the SVS for up to the equivalent of US$ 200 million. Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2012, the most restrictive financial covenant affecting us was the Adjusted Consolidated Leverage Ratio in connection with the syndicated term and revolving facility that matures in June 2014. Under such covenant, the maximum additional debt that could be incurred without a breach of the most restrictive covenant is US$ 5.7 billion. As of December 31, 2012 and as of the date of this Report, we are in compliance with the financial covenants contained in our debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of our financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as our Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provision for our revolving credit facilities due in July 2014, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so. None of the our local facilities due in February 2016, has cross default provisions to debt other than the respective borrower’s own indebtedness.

Yankee Bonds’ cross default provisions may be triggered only by debt of Endesa Chile or its Chilean subsidiaries. A matured default of either us or one of our Chilean subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee Bondholders would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. A payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material. Likewise, Endesa Chile’s local bonds have no subsidiary cross default provisions.

Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of US$ 17.6 million (which included US$ 4.3 million in interest expense) and another installment payment due on September 30, 2012 of US$ 17 million (which included US$ 4.5 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996. In addition, Endesa Costanera will not be able to pay the installment payment which matures on March 31, 2013 of US$ 15.4 million (which includes US$ 4.2 million in interest expense). The aggregate principal amount accrued under the supplier credit agreement as of December 31, 2012, including capitalized interest, was US$ 141 million. Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but had in the past received waivers from MC expressing its willingness to renegotiate payments. The relevant terms of the supplier credit provide for a 180-day grace period for each payment, and the first grace period expired on September 26, 2012. As of the date of this Report, Endesa Costanera has not received any waivers for the payments past due. To declare the indebtedness due and payable, MC must formally accelerate the debt with ten days prior notice. If MC chooses to do so, the amount payable would be the full principal of US$ 141 million. Additionally, MC has a pledge as liens over the Mitsubishi combined cicle of Endesa Costanera. As of the date of this Report, we have not received any acceleration notice and negotiations to restructure the indebtedness are on-going. As of December 31, 2012, Endesa Costanera had a negative net worth and a deficit in its working capital, in both cases attributable to its inability to obtain tariff adjustments that truly reflect real generations costs. Defaults and cross defaults at the Endesa Costanera level do not trigger cross default provisions under indebtedness of Endesa Chile or any of our Chilean subsidiaries. (See Note 31.5 a) to our Consolidated Financial Statements and “Item 4. Information on the Company. B. Business Overview. Electricity Industry Regulatory Framework. Argentina. Regulatory Developments: the industry after the Public Emergency Law.”)

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

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We have been advised by legal counsel in the countries where our subsidiaries and affiliates operate that there currently are no additional legal restrictions on the payment to us of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain special circumstances. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk factors —We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.”

Our estimated capital expenditures for the 2013-2017 period, expressed in U.S. dollars at internally estimated exchange rates, amount to US$ 4,548 million, of which US$ 1,960 million are considered non-discretionary investments. We include maintenance capital expenditures as non-discretionary. It is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in NCRE projects in Chile as non-discretionary. These investments are being made to comply with regulations that call for 5% of the total contracted energy to be based on NCRE. Finally, expansion projects under execution are also non-discretionary. We consider the remaining US$ 2,558 million as discretionary capital expenditures. The latter includes expansion projects which are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2012 included:

—	Endesa Costanera: refinancing of 2012 indebtedness for approximately US$ 99 million.

—	El Chocón: obtained a working capital loan for US$ 8 million, which enabled the company to increase the debt’s average life.

—	Emgesa: signed a syndicated loan with local banks for US$ 173 million to refinance short-term debt and issued local bonds for US$ 283 million with 10 and 15 years maturity tranches.

—	Edegel: obtained US$ 10 million in a 5-year term loan to refinance short term maturities in 2012

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2011 included:

—

Endesa Costanera: refinancing of 2011 indebtedness for approximately US$ 80 million. With regards to this refinancing, we highlight the US$ 35 million refinancing amounts due to Mitsubishi Corporation and of US$ 10 million due to Credit Suisse.

—

El Chocón: refinancing of syndicated loan for US$ 40 million for four years. El Chocón also obtained a syndicated loan for US$ 24 million for 3.5 years, which enabled the company to increase the debt’s average life

—	Emgesa: International bond issuance for a total of US$ 379 million for ten years, used to finance part of El Quimbo project. Emgesa also signed exchange swap contracts for US$ 116 million.

—	Edegel: bank loan for US$ 31 million for seven years to refinance 2012 maturities in advance. Edegel also signed interest swap contracts for US$ 30 million to hedge leasing operations.

C.	Research and Developments, Patents and Licenses, etc.

None.

D.	Trend Information.

We are a company with electricity generation assets, and with subsidiaries and unconsolidated equity investments engaged primarily in the generation of electricity in Chile, Argentina, Colombia, Peru and Brazil. Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a result of our operating income from our generation business and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

Operating income varies in each of the four countries where we consolidate operations due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity, and the prevailing spot market and regulated prices for electricity. We expect to continue evidencing a reasonably good operating performance over the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate except for Argentina. Despite current uncertainties concerning the global economy, there are good expectations for this region’s growth for the next five years, including a 4.7% growth in gross domestic product, on average, based on World Economic Outlook (October 2012) of the Internacional Monetary Fund (IMF) and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always fallen behind demand growth. We anticipate that this tendency will continue in the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and scarcity of places where to locate plants, these new projects involve higher development costs than in the past. We expect that average electricity prices will adjust to recognize these increased costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus benefit from greater profitability in scenarios of increasing prices to end users. Furthermore, an important part of the new installed capacity under development in the four countries in which we consolidate operations corresponds to thermal power plants, with coal and natural gas as their principal fuels, and only a few hydroelectric projects are being developed. Thus, we expect this situation will also impact long term spot prices positively. Long-term contracts awarded in different bids to us, directly and through our subsidiaries, have already incorporated these expected price levels. Currently, we have 25% of our expected annual generation sold under contracts of at least ten years and an additional 34% in contracts of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income. In order to address this risk, the Company has implemented commercial policies in order to control relevant variables and provide stability to the profit margins. Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives. Therefore, the company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes, where necessary with some unregulated clients, risk mitigation clauses.

In order to mitigate the risk of increasing fuel costs, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with coal, natural gas, diesel and fuel oil. In Chile, through an equity interest in GNL Quintero, we are the only electricity company that participates in the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market), enhancing our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This becomes particularly relevant given the increasing trend to penalize other technologies that are intensive in fuels, such as coal and diesel, which have a stronger environmental impact. Through a subsidiary, we entered into the Flexible Liquefied Natural Gas Sale and Purchase Agreement with a subsidiary of British Gas (“BG”) on May 31, 2007 (2.2 million m3 per day until 2030), pursuant to which we changed its supply arrangements effective January 1, 2013 resulting in a significant reduction in price because the reference price changed from the Brent index to the Henry Hub index. BG has proposed a material increase in the price post-January 1, 2013, but the contract does not provide for contractual renegotiation under these circumstances. To force a negotiation, BG notified us that some shipments (up to 50% of the contract quantity) in 2013 would not be delivered. If BG fails to deliver LNG, we must commence arbitration proceedings under the contract to try to recover the additional costs incurred in replacing the undelivered LNG shipments by BG. For us, the estimated cost of non-delivery of a LNG shipment from BG is US$ 46 million at spot price. Most of our LNG consumption is covered by the BG contract. In addition, because of the drought in Chile and price volatility of coal and petroleum, we decided to hedge this risk with commodity instruments available in international markets. As of December 31, 2012, there are swap arrangements outstanding of 462 thousand barrels of Brent crude for January 2013 and 365 thousand tons of coal for the period from February 2013 through June 2013. We plan to continuously monitor operating conditions and, if necessary, modify or supplement these swap arrangements. For further information on this subject, please see “Item 3. Key Information —D. Risk Factors —If British Gas fails to make any of the natural gas deliveries it is obliged to make to us, we may incur replacement costs that we may not be able to recoup.” and “Item 11(a) and 11(b). Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

Though our operations in the four countries in which we consolidate allow us to somewhat offset and counterbalance variations with respect to these main factors that affect our operating results, in light of the variability of these factors over time and across the countries in which we operate, we cannot claim that we are fully hedged in our portfolio of generation assets in these countries. Furthermore, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our business. Any significant change with respect to hydrological conditions, fuel price or the electricity price, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our 2012 results compared with those recorded in previous periods, please see “— A. Operating Results - Endesa Chile’s Results of Operations for the Years ended December 31, 2012 and December 31, 2011” and “— A. Operating Results - Endesa Chile’s Results of Operations for the Years ended December 31, 2011 and December 31, 2010.” Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, could have a negative impact on our capital expenditure plan as described in “— B. Liquidity and Capital Resources.” We have a large leverage capacity prior to a potential breach of a debt covenant. As of December 31, 2012, we are able to incur up to US$ 5.7 billion in incremental debt, without entering into breach of the debt financial covenants, beyond current levels of consolidated indebtedness. We believe that we will continue to have similar comfortable levels of further leverage capacity in the foreseeable future.

In connection with funding sources, as of December 31, 2012, we had approximately US$ 404 million in committed revolving facilities which have not yet been drawn, uncommitted Chilean lines of credit for another US$ 235 million in the aggregate and additional undrawn uncommitted banks facilities of our foreign subsidiaries of US$ 326 million. In addition, we, on an individual basis, have publicly registered certain commercial paper programs for up to US$ 200 million with the SVS. These funding sources can be increased in case of need.

Finally, as explained above, we expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.	Off-balance Sheet Arrangements.

Endesa Chile is not a party to any off-balance sheet arrangements.

F.	Tabular Disclosures of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2012:

Payments due by period (in billions of Ch$)

Endesa Chile on a consolidated basis (1)

As of December 31, 2012	TOTAL	2013	2014-2015	2016-2017	After 2017
Bank debt	285	40	135	48	62
Local bonds (2)	774	24	98	65	587
Yankee bonds	640	192	96	0	352
Other debt (3)	98	85	11	2	0
Interest expense	1,069	132	209	175	554
Pension and postretirement obligations (4)	35	5	5	5	20
Contractual operational obligations (5)	1,985	227	316	311	1,131
Financial leases	58	7	15	22	14

Total contractual obligations	4,944	712	885	628	2,720

(1)	All figures are in billion Ch$ of each year.
(2)	Hedging instruments included modify substantially the principal amount of debt.
(3)	Includes Endesa Costanera’s debt with Mitsubishi Corporation for Ch$ 67.5 billion, which in turn includes past due amounts.
(4)	All of our pension and postretirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and postretirement obligations.
(5)	Of the total amount of Ch$ 1,985 billion, 65% corresponds to miscellaneous services, such as GNL regasification, fuel transport and coal handling, another 24% to tolls and the remaining 11% to fuel supply long term contracts.

G.	Safe Harbor.

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

Set forth below are the members of our Board of Directors.

Name	Position	Current Position Held Since

Directors

Jorge Rosenblut R.	Chairman	2009
Paolo Bondi	Vice Chairman	2009
Alfredo Arahuetes G.(1)	Director	2012
Jaime Bauzá B.	Director	2010
Francesco Buresti	Director	2008
Enrique Cibié B. (1)	Director	2012
Vittorio Corbo L.	Director	2010
Felipe Lamarca C.	Director	2010
Manuel Morán C.(1)	Director	2012

(1)	Messrs. Alfredo Arahuetes, Enrique Cibié and Manuel Morán became Directors of Endesa Chile in April 2012.

Set forth below are brief biographical descriptions of our directors, four of whom reside in Chile, four in Spain.

Jorge Rosenblut R.

Chairman of the Board of Directors

Mr. Rosenblut was appointed Chairman in December 2009. He previously served ten years as Chairman of the Board of Chilectra. Since 2003, Mr. Rosenblut has been a member of the Endesa Spain International Committee. Currently, he also serves on the Board of Ripley, a retail store. Furthermore, he served as representative of Sun Life Financial (Canada) and was a member of the Board and Executive Committee of AFP Cuprum. In the public sector, between 1990 and 1996, Mr. Rosenblut served as Under Secretary of the Presidency of Chile and, previously, as Under Secretary of Telecommunications. In addition, he participates in several educational and business organizations and advisory committees, such as the Dean’s Advisory Leadership Committee at Harvard’s Kennedy School of Government, Florida International University President Council of 100, and is a member of the Group of Fifty (G50) supported by the Carnegie Endowment for International Peace based in Washington, D.C. Mr. Rosenblut is an industrial civil engineer from the Universidad de Chile and he holds a Master’s Degree in Public Administration from the Harvard University Kennedy School of Government (1985).

Paolo Bondi

Vice Chairman of the Board of Directors

Mr. Bondi became Director and Vice Chairman in July 2009. Mr. Bondi was an executive of the Montedison Group, an Italian industrial conglomerate, holding diverse positions in Italy, the U.S. and France. In 2002, he joined the Enel Group as Head of Strategic and Financial Analysis and then as CFO of the International Division, becoming a member of the board of its principal subsidiaries. In October 2007, he was appointed as Endesa Spain’s Deputy CFO and then Vice Chairman of Chilectra. In March 2009, he became CFO and member of the Executive Committee at Endesa Spain. Mr. Bondi holds a degree in business administration from Università Commerciale Luigi Bocconi di Milano (Italy).

Alfredo Arahuetes G.

Director of the Board and Member of the Directors’ Committee

Mr. Arahuetes became Director in April 2012. His professional career has been developed at the School of Economics and Business (ICADE) of the Universidad Pontificia de Comillas (Spain), where he currently serves as Dean of the School of Economics and Business and Professor of International Economics. He has published widely in journals and books. He has been involved in organizations and agencies, such as General Secretary of the Spanish Center for Latin American Studies Foundation, consultant of the Trilateral Commission and expert advisor to the Economic and Social Committee of the European Community.

Jaime Bauzá B.

Director of the Board and Member of the Directors’ Committee

Mr. Bauzá became Director in April 2010. Currently, he is also Director of other companies unrelated to Endesa Chile, such as Telmex Chile and Laboratorios Andrómaco. Mr. Bauzá was also Director of the Company between 1999 and 2007. From 1990 to May 1999, Mr. Bauzá served as Endesa Chile’s CEO. He joined Endesa Chile in 1990 after more than twenty years of work in the electricity sector. Mr. Bauzá was the CEO of Endesa Chile’s subsidiary, Empresa Eléctrica Pehuenche S.A., from 1987 to 1990, and Chairman of Gener S.A. (formerly Chilgener S.A.), an unrelated electricity generation company, from 1987 to 1989. Mr. Bauzá also served as Gener S.A.’s CEO from 1981 to 1987. He holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Francesco Buresti

Director of the Board

Mr. Buresti became a Director in April 2008. Mr. Buresti was a consultant for Accenture in the industrial sector and a consultant for McKinsey in the industrial and utilities sectors. In 2005, Mr. Buresti joined Enel as Purchasing Director for Enel Distribution (Electronic Market). In October 2007, Mr. Buresti was appointed Chief Procurement Officer and member of the Executive Committee of Endesa Spain and in May 2012 was appointed Executive Vice President for Enel’s Global Procurement. He is also a Board member of several Enel subsidiaries. Mr. Buresti holds a degree in electronics engineering from the Università degli Studi di Bologna (Italy).

Enrique Cibié E.

Director of the Board and Member of the Directors’ Committee

Mr. Cibié became Director in April 2012. Currently, Mr. Cibié is a Board member of several companies unrelated to us, such as Masisa, Terramater and Embotelladora Andina. He has been a CEO for various companies such as Masisa S.A. from 2005 to 2009, Farmacias Ahumada S.A. from 2001 to 2004, and Coca Cola Embonor Inc. from 2000 to 2001. He holds a commercial engineer, public accountant and auditor degree from the Pontificia Universidad Católica de Chile and in 1982 he earned his M.B.A. from Stanford University.

Vittorio Corbo L.

Director of the Board

Mr. Corbo became a Member of the Board in April 2010. Mr. Corbo is a Senior Research Associate at CEP, a leading Chilean public policy center. Currently, Mr. Corbo is also Chairman of the Board of Seguros de Vida Sura S.A, a Chilean insurance company, and a member of the Board of Directors of Banco Santander-Chile, Banco Santander-Mexico, Banco Santander-España and Compañía Cervecerías Unidas S.A. Mr. Corbo is a member of the Advisory Council of the Chief Economist of the World Bank and of the International Advisory Council at the Center for Social and Economic Research (Warsaw, Poland). He was President and Chairman of the Board of the Central Bank of Chile between 2003 and 2007. He was chosen World Central Banker of the Year in 2006 by the publication Global Finance. He holds a commercial engineering degree from the Universidad de Chile and a Ph.D. in economics from the Massachusetts Institute of Technology (M.I.T.).

Felipe Lamarca C.

Director of the Board and Chairman of the Director’s Committee

Mr. Lamarca became a Director in April 2010. Currently, Mr. Lamarca is Director of several companies that belong to different industrial sectors such as Ripley, a retail store, Deutsche Bank Chile and Fundación Un Techo para Chile, a non-profit organization. He has served as Director of the Servicio de Impuestos Internos, the Chilean tax authority. From 1986 to 2005 Mr. Lamarca was Chairman of COPEC, a Chilean forestry and fuel conglomerate. Between 1997 and 2001, Mr. Lamarca was Chairman of SOFOFA, Chile’s Manufacturers Association. Mr. Lamarca was the Superintendent of the SVS between 1982 and 1983. He is a commercial engineer from the Pontificia Universidad Católica de Chile and in 2001 he was awarded the “Distinguished Professional of the Year” by the Business and Economics School of that university.

Manuel Morán C.

Director of the Board

Mr. Morán became Director in April 2012. Between 1990 and 1998, Mr. Morán served as executive officer and board member in several airline companies, such as Iberia, Aerolineas Argentinas and Austral Líneas Aéreas, all of them related companies of Iberia. In 1998 he was also member of the Executive Committee of IATA. Currently, Mr. Morán is member of the Executive Committee at Endesa Spain and also Board member of several of Endesa Spain subsidiaries. He earned his aeronautic engineering degree from the E.T.S.I.A. of Universidad Politécnica de Madrid, Spain, and in 1988 he earned an M.B.A. from IESE Business School, Madrid, Spain.

Executive Officers

Set forth are our Executive Officers as of December 31, 2012, except for a few updates as of the date of this Report, as noted below.

Name	Position	Current Position Held Since

Executive Officers
Joaquín Galindo V.	Chief Executive Officer	2009
Juan Benabarre B.	Engineering, Projects and Research & Development Officer	2010
Sebastián Fernández C.	Energy Planning Officer	2008
Fernando Gardeweg R.	Chief Financial Officer	2012
Claudio Iglesis G.	Electricity Production Officer	2010
Luis Larumbe A.	Planning & Control Officer	2009
Carlos Martín V.	General Counsel	1996
Francisca Moya M.	Communications Officer	2011
Luz María Torm S.	Human Resources Officer	2012
José Venegas M.	Trading & Marketing Officer	2001

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Joaquín Galindo V. became CEO in November 2009. From 1983 to 1996, he held several positions in Sevillana de Electricidad, an Endesa Spain subsidiary, where he was Director of the Thermal Plants of Bahía de Algeciras. In 1998, he became Director of Systems Production of the Islands outside the Iberian Peninsula and Generation Planning for Endesa Generación. Between 2001 and 2004, he was Director of Production and Engineering for Endesa Italia S.p.A. and Counselor of the Centro Sperimentale Elettrotecnico Italiano (CESI) S.p.A. From 2004 to 2006, he was Counselor-General Director of the Société Nationale d´Électricité et de Thermique S.A, in Paris and Counselor of the Thermal Production Society of Bialystok (Poland). Between 2006 and 2008, he served as Counselor-General Director of Endesa Italia S.p.A. He was also a member of the board of Endesa Europe between 2004 and 2008. Mr. Galindo holds a degree in Electrical Industrial Engineering from Universidad de Sevilla (Spain), a degree in Economics and Business Administration and an M.B.A. from Universidad Comercial de Deusto (Spain).

Juan Benabarre B. became Engineering, Projects and Research & Development Officer in November 2010. Mr. Benabarre held several positions in the Endesa Chile Group between 1979 and 2013. From 2000 through 2005, he was CEO of Ingendesa, and between 2005 and 2010, he was Production & Transmission Officer. Mr. Benabarre was also a member of the Board of Directors of several companies in the Endesa Spain Group and served as Endesa Chile’s representative at the International Hydropower Association. Mr. Benabarre holds a degree in mechanical civil engineering from Universidad de Chile and completed graduate studies in geothermal energy at the University of Auckland, New Zealand. He also holds an M.B.A. from the Universidad Adolfo Ibáñez (Chile). As of the date of this Report, Mr. Benabarre was replaced as Endesa Chile’s Engineering, Projects and Research & Development Officer by Mr. Fernando Prieto (see below).

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

Fernando Gardeweg R. became Endesa Chile’s Chief Financial Officer in September 2012. He joined the Enersis Group in 1992. Mr. Gardeweg has served primarily in development and finance positions in the Group. He was Enersis’ National Finance Director from June 2002 to August 2012. Mr. Gardeweg holds a degree in economics from the Universidad de Chile.

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

Francisca Moya M. became Endesa Chile’s Communications Officer in September 2011. In May 2002 she began her career as a journalist in Enersis’ Communications Department. After two years she became Head of Internal Communications in Endesa Chile. From 2005 to 2009, she worked in Endesa Spain’s Internal Communications Area. Upon her return to Chile in 2009, she was appointed as the Head of Strategic Planning in Communications in Endesa Chile. In May 2010 she became Communications Deputy Officer. Mrs. Moya holds a degree in journalism from Universidad de Santiago de Chile and a Certificate in Management and Project Evaluation from Universidad de Chile.

Luz María Torm S. became Endesa Chile’s Human Resources Officer in February 2012. From 1998 to 2000, she worked in Chilectra’s Human Resources Department. Between 2000 and 2008, she worked as the Head of Human Development and Recruitment Department in Enersis. From 2008 to 2011 she held several executive human resource positions in the Enersis Group, serving all the Group’s Chilean companies, especially in the area of personnel development. Mrs. Torm holds a degree in psychology from Universidad Diego Portales (Chile) and a Certificate in Human Resources Management from Universidad de Barcelona (Spain).

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

As of the date of this Report, the new Engineering, Projects and Research & Development Officer is Mr. Fernando Prieto P., who has replaced Mr. Juan Benabarre (see above).

Fernando Prieto P. became Endesa Chile’s Engineering, Projects and Research & Development Officer in March 2013. Mr. Prieto joined the Endesa Group in 1999, where he worked in the Project Development area until 2005, mostly in generation projects. From 2006 until 2008, he served as Project Management Deputy Director in the Engineering and R&D Area. Since 2008, he has served as Project Management and Construction Officer at Endesa Spain. Mr. Prieto holds a degree in industrial engineering energy technologies from Universidad Politécnica de Madrid, Spain, and in 2009 he attended the General Management Program from IESE Business School, Madrid, Spain.

B.	Compensation.

At the ordinary shareholders’ meeting held on April 26, 2012, our shareholders maintained the compensation policy for the Board of Directors approved last year. Each director receives a fixed compensation of UF 101 per month and a fee of UF 66 for attending meetings of the Board. The Vice Chairman will receive a fixed salary of UF 151.5 per month and a fee of UF 99 for attending meetings of the board. The Chairman will receive a fixed stipend of UF 202 per month and a fee of UF 132 for attending meetings of the Board.

In 2012, the total compensation paid to each director in pesos, was as follows:

Director	Fixed Compensation	Ordinary Session	Director Committee (1)	Total
	Year ended December 31, 2012 (in thousands of Ch$)
Jorge Rosenblut R.	54,834	44,801	—	99,635
Paolo Bondi (2)	—	—	—	—
Jaime Bauzá B.	27,417	22,401	15,201	65,019
Francesco Buresti (2)	—	—	—	—
José María Calvo-Sotelo I. (3)	9,088	5,939	—	15,027
Vittorio Corbo L.	27,417	22,401	—	49,818
Enrique Cibié B. (4)	18,329	16,842	10,162	45,333
Alfredo Arahuetes G.(4)	18,329	16,842	—	35,171
Manuel Morán C. (2) (4)	—	—	—	—
Jaime Estévez V. (3)	9,088	5,939	5,039	20,066
Felipe Lamarca C.	27,417	22,401	15,201	65,019

Total	191,919	157,566	45,603	395,088

(1)	Compensations for Directors Committee.
(2)	Mr. Bondi., Mr. Buresti and Mr. Morán waived compensation for their positions as Board Directors of the company.
(3)	Mr. Calvo-Sotelo and Mr. Estévez ceased to be Directors of Endesa Chile on April 26, 2012.
(4)	Mr. Cibié, Mr. Arahuetes and Mr. Morán were appointed board members on April 26, 2012.

We do not disclose, to our shareholders or otherwise, information on individual Executive Officers’ compensation. For the year ended December 31, 2012, the aggregate compensation (including performance-based bonuses) of our Executive Officers, either paid or accrued, attributable to fiscal year 2012, was Ch$ 1,990 million. Executive Officers are eligible for variable compensation under a bonus plan. Endesa Chile provides for its Executive Officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results. The annual bonus plan provides for a range of bonus amounts according to hierarchy. The bonuses paid to executives consist of a certain number of gross monthly salaries.

The amount accrued by the Company in 2012 to provide severance indemnity to its Executive Officers totaled Ch$ 887 million, of which Ch$ 212 million was accrued during 2012. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

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

The Board of Directors as of December 31, 2012 was elected at the OSM of April 26, 2012. Due to the resignation by Luis de Guindos, effective on December 27, 2011 and according to the bylaws, the vacancy triggered an election for every seat on the Board of Directors at the OSM held in April 2012. For information as to the years in which each director began his service on the board, please see “— A. Directors and Senior Management” above. The members of the Board of Directors do not have service contracts with Endesa Chile or any of its subsidiaries that provide benefits upon termination of employment.

Corporate Governance

Endesa Chile is managed by its Board of Directors, which, in accordance with its bylaws, consists of nine directors who are elected at an OSM. Each director serves for a three-year term and the term of each of the nine directors expires on the same day. The directors can be reelected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

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

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors at its meeting held on May 29, 2008, approved the “Manual for the Management of Information of Interest to the Market” (“Manual”). This document addresses applicable standards regarding the information in connection with transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual was released to the market on May 29, 2008 and posted on the Company’s website at www.endesa.cl. In February 2010, the Manual was modified in order to comply with the provisions of Law No. 20,382 (Corporate Governance Improvement Law).

The provisions of this Manual shall be applied to the members of our Board, as well as Endesa Chile’s executives and employees who have access to privileged information, and especially those who work in areas related to the securities markets.

In order to supplement the aforementioned corporate governance regulations, the company’s board, at its meeting held on June 24, 2010 approved an Ethics Code and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”). The Code of Ethics is structured on the basis of general principles such as impartiality, honesty, integrity and other values of similar importance, which are expected in the behavior criteria detailed in the document. The ZTAC Plan is the application of the same Code with special emphasis on avoiding corruption in the form of bribes, preferential treatment and other similar matters.

At its meeting held on March 31, 2011, Endesa Chile’s Board approved the Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials. The law encourages companies to adopt this model, whose implementation involves compliance with duties of management and supervision. The adoption of this model therefore mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the Prevention Officer, which was appointed by the Board at its meeting held on October 27, 2010. As of December 31, 2012, the Prevention Officer was Alain Rosolino, Internal Audit Officer of Enersis, our controlling company.

On October 27, 2010, the board approved “GUIDELINES 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001. Application to Endesa Spain and its Group.” Given that Endesa Chile’s ultimate parent company, Enel S.p.A., has to comply with Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, this document, approved by the Board, sets a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities. All of the above is supplementary to the behavioral regulations included in the Code of Ethics and ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation No. 341 which establishes regulations for the disclosure of information with respect to the standards of corporate governance adopted by publicly held limited liability corporations that must be complied with, and sets the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide suitable information to the investing public with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include Endesa Chile, and permit entities like stock exchanges or research centers to produce their own analyses to help the various market players know and evaluate the commitment of companies. The Appendix is divided into the following five sections with respect to which companies must report the corporate practices that have been adopted: i) the functioning of the board, ii) relations between the company, shareholders and the public in general, iii) the replacement and compensation of senior executives, iv) the definition, implementation and supervision of the company’s internal control and risk management policies and procedures, and v) other practices adopted by the company that do not refer to the above matters. Publicly held limited liability corporations should send to the SVS, no later than March 31 of each year, the information with respect to corporate governance practices, using as parameters the contents of the Appendix to this regulation. Should the company not have adopted any of them, it must give the reasons why. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information shall also be made available to the public on the company’s web site and the information sent to the stock exchanges. The first dispatch and publication of the information required by the regulation should be made no later than June 30, 2013 and refer to March 31, 2013.

Compliance with NYSE Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange (“NYSE”):

Independence and Functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. We have been subject to this requirement since July 31, 2005. On April 22, 2010, at an Extraordinary Shareholders’ Meeting or ESM, the Company’s bylaws were amended and the Audit Committee was merged with the Directors’ Committee. According to the Company’s bylaws all of the members of this Committee must satisfy the requirements of independence, as stipulated by the NYSE. Also, Chilean law requires that the majority of the Directors’ Committee (at least two out of three members) be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he or she: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or clients. In case there are not sufficient independent directors on the Board to serve on the committee, Chilean Law determines that the independent director nominates the rest of the members of the Committee among the rest of the Board members that do not meet the Chilean law independence requirements. Chilean Law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (approximately US$ 66 million as of December 31, 2012) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, the Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005 but are not required to comply with Rule 303A.07. Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules, on June 29, 2005, Endesa Chile’s Board of Directors created an Audit Committee, composed of three directors who were also members of the Board. As previously mentioned, this Audit Committee was merged into the Directors’ Committee in April 2010. As required by the company’s bylaws, the members of Directors’ Committee, composed of three members of the Board, should comply with Chilean law, as well as with the criteria and requirements of independence prescribed by SOX, the SEC and the NYSE. As of December 31, 2012, our Directors’ Committee was composed of three independent directors, all of whom met both the independence criteria of Chilean law, the SEC and the NYSE.

Our Directors’ Committee performs the following functions:

—	review of Financial Statements and the Reports of the external auditors prior to their submission to shareholders’ approval;

—	formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

—

review of information related to operations by the Company with related parties and/or related to operations in which the Company’s board members or relevant Executive Officers, their spouses or relatives, and/or legal entities in which board members or relevant executive officers have worked in the last 18 month, either directly or indirectly;

—	examination of the compensation framework and plans for managers, executive officers and employees;

—	preparation of an Annual Management Report, including its main recommendations to shareholders;

—

information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

—	oversight of the work of external auditors;

—	review and approval of the annual auditing plan by the external auditors;

—	evaluation of the qualifications, independence and quality of the auditing services;

—	elaboration of policies regarding employment of former members of the external auditing firm;

—	review and discussion of problems or disagreements between management and external auditors regarding the auditing process;

—	establishment of procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

—	any other function mandated to the committee by the bylaws, the Board of Directors or the shareholder of the Company.

As of December 31, 2012, Messrs. Jaime Bauzá, Enrique Cibié and Felipe Lamarca (Chairman) were members of this Committee, all of whom satisfied the independence requirements of the NYSE.

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

In order to comply with the new requirements of Law No. 20,382, which amended the Chilean Companies Act, at the ESM of April 22, 2010, the shareholders of the Company approved amendments to the Company’s bylaws, including amendments providing for the merger of the Directors’ and Audit Committees. The Directors’ Committee is currently composed of three members that comply with the SOX independence requirements and the NYSE corporate governance rules. The Committee includes among its functions the duties previously performed by the Audit Committee.

D.	Employees.

The following table provides the total number of personnel (both permanent and temporary employees) of our Companies for the last three fiscal years:

Company	2012	2011	2010
In Argentina
Endesa Costanera	452	421	376
El Chocón	49	52	50

Total personnel in Argentina	501	473	426

In Chile
Endesa Chile	1,102	1,077	603
Pehuenche	3	3	3
Celta	1	1	1
Ingendesa (1)	1	3	503
Túnel El Melón	16	16	16
GasAtacama (2)	94	94	94
HidroAysén (2)	35	35	24
Consorcio Ara-Ingendesa (2)	0	0	14

Total personnel in Chile	1,252	1,229	1,258

In Colombia
Emgesa	517	498	444

Total personnel in Colombia	517	498	444

In Peru
Edegel	263	247	244

Total personnel in Peru	263	247	244

Total personnel of Endesa Chile and Subsidiaries	2,533	2,447	2,372

(1)	Includes employees of Ingendesa’s subsidiary in Brazil. During 2011, Ingendesa employees were transferred to Endesa Chile.
(2)	Jointly controlled companies, which include personnel on a proportional basis.

The following table provides the total number of temporary employees of our companies for the last three fiscal years:

Company	Average 2012	2012	2011	2010
In Argentina
Endesa Costanera	13.3	—	55	22
El Chocón	0.7	—	3	—

Total temporary personnel in Argentina	14.0	—	58	22

In Chile
Endesa Chile	83.7	75	74	4
Pehuenche	—	—	—	—
Pangue	—	—	—	—
San Isidro	—	—	—	—
Celta	—	—	—	—
Ingendesa (1)	—	—	—	103
Túnel El Melón	—	—	—	—
GasAtacama (2)	—	—	—	—
HidroAysén (2)	—	—	—	—
Consorcio Ara-Ingendesa (2)	—	—	—	—

Total temporary personnel in Chile	83.7	75	74	107

In Colombia
Emgesa	67.5	76	57	14

Total temporary personnel in Colombia	67.5	76	57	14

In Peru
Edegel	20.5	27	17	16

Total temporary personnel in Peru	20.5	27	17	16

Total temporary personnel in Endesa Chile and Subsidiaries	185.7	178	206	159

(1)	Includes employees of Ingendesa’s subsidiary in Brazil. During 2011, Ingendesa employees were transferred to Endesa Chile.
(2)	Jointly controlled companies, which include personnel on a proportional basis.

Chile

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable. Under Endesa Chile’s collective bargaining agreements, the Company is obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority.

Endesa Chile has collective agreements with nine different unions, which will expire between 2013 and 2015. Three of these agreements are carried over from Ingendesa.

Argentina

El Chocón has two collective agreements, one signed during 2011, which expires in December 2016, and another which is still pending. Endesa Costanera has two collective agreements, which will expire in March 2014.

Colombia

Emgesa has one collective agreement signed during 2011, which will be in force until December 2014.

Peru

Edegel has one agreement signed in 2009, which expires in 2013.

Management believes Endesa Chile’s relationships with trade unions is positive.

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

Endesa Chile has only one class of capital stock and Enersis, our controlling shareholder, has no different voting rights than Endesa Chile’s other shareholders. As of February 28, 2013 our 8,201,754,580 shares of common stock outstanding were held by 17,514 stockholders of record. There were five official record holders in the United States of America, as of such date.

It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States, as we are not able to ascertain the domicile of the final beneficial holders represented by the five official ADS record holders in the United States of America. Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

As of February 28, 2013 Enersis owned 60.0% of the shares of Endesa Chile. Chilean private pension funds, “Administradora de Fondos de Pensiones,” or AFPs, owned 14.2% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 17.8% of our equity. ADS holders owned 4.4% of the equity. The remaining 3.6% was held by 16,096 minority shareholders.

The following table sets forth information concerning ownership of our common stock as of February 28, 2013, with respect to stockholders known to us to own more than 5% of the outstanding shares of common stock:

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

Since June 25, 2009, Enel has been the ultimate controlling shareholder of Endesa Chile by virtue of its 92.1% shareholding in Endesa Spain. Enel is a publicly-traded company headquartered in Italy, primarily engaged in the energy sector, with a presence in 40 countries worldwide, and over 97,000 MW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

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

The aforementioned law, which also applies to Endesa Chile’ affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions”, pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meetings held on December 17, 2009 and April 23, 2010, Endesa Chile’s Board of Directors approved a related-party policy (política de habitualidad) effective as of January 1, 2010. This policy was amended by Endesa Chile’s Board of Directors at the board meeting held on April 25, 2012. This policy is available on the company’s website.

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

It is common practice to transfer surplus funds from one company to another affiliate that has a cash deficit. It is the Endesa Group’s policy that all cash inflows and outflows of Endesa Chile and Endesa Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis. These operations are carried out through either short-term or structured intercompany loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s length basis. Our centralized cash management is efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Directors’ Committee. As of December 31, 2012, these operations are priced at TIP (a Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these intercompany transactions are permitted, but they have adverse tax consequences. Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries.

Endesa Chile has also made structured loans to its related parties in Chile, primarily to finance projects. As of December 31, 2012, the outstanding net balance for such loans was US$ 27.5 million, at an interest rate of 3.5%. The largest amounts outstanding during 2012 and 2011 were US$ 38.5 million and US$ 75 million, respectively. For the two-year period ending December 31, 2012, Endesa Chile has granted only one loan to a foreign subsidiary, Endesa Costanera, at a spread of 6.0% over LIBOR. The outstanding balance of this loan was US$ 7.1 million as of December 31, 2012. The largest amount outstanding during 2012 and 2011 for such loan was also US$ 7.1 million.

As of the date of this Report, the above—mentioned transactions have not experienced material changes. For more information regarding transactions with related parties, refer to Note 8 to our Consolidated Financial Statements.

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

For detailed information as of December 31, 2012 on the status of the material pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 31.3 to our Consolidated Financial Statements. In 2009, the Company adopted IFRS, and in relation to the legal proceedings reported in the Notes to the Consolidated Financial Statements, the Company decided to use the criteria of disclosing lawsuits above a minimum threshold of US$ 15 million of potential impact to Endesa Chile, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business. The lawsuits status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. As agreed at a meeting held on February 28, 2013, the Board of Directors will propose to the OSM that is expected to be held on April 15, 2013, the payment of a definitive dividend of Ch$ 11.24302 per share for fiscal year 2012, equal to a payout ratio of 50% (based on annual net income before negative goodwill amortization). The provisional dividend of Ch$ 3.04265 per share paid on January 24, 2013, will be deducted from the definitive dividend to be paid on May 9, 2013.

The Board of Directors also approved a dividend policy for fiscal year 2013 according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2013. The Board of Directors will propose a definitive dividend payout equal to 50% of the annual net income for fiscal year 2013. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on actual 2013 net income. The proposed dividend policy is subject to the Board of Director’s prerogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

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

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company in Chilean pesos and the amount of dividends distributed per ADS (one ADS represents 30 shares of common stock) in U.S. dollars. See “Item 10. Additional Information — D. Exchange Controls.”

	Dividends Distributed (1)
Year	Nominal Ch$ per Share	US$ per ADS (2)
2012	27.24	1.70
2011	32.53	1.88
2010	17.53	1.12
2009	25.25	1.49
2008	16.92	0.80

(1)	This chart details dividends paid in any given year and not the dividends accrued in that year. These dividends may have been accrued during the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.
(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate for December 31 of each year. One ADS represents 30 shares of common stock.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

Market Price Information

The shares of our common stock currently trade on Chilean, United States and Spanish exchanges.

The table below shows, for the periods indicated, high and low closing prices in Chilean pesos on the Santiago Stock Exchange and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE.

	Santiago Stock Exchange (1)		U.S. Stock Exchanges (2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low

2013	834.66	767.25	53.00	48.76
February	834.66	794.00	53.00	50.40
January	828.00	767.25	52.95	48.76

2012	899.00	710.00	55.96	44.05
December	785.00	717.10	49.23	44.69
November	776.30	710.00	48.69	44.53
October	782.00	757.00	49.89	47.20
September	800.00	747.90	49.82	47.43
4th Quarter	785.00	710.00	49.89	44.53
3rd Quarter	888.90	747.90	54.31	47.43
2nd Quarter	899.00	790.90	55.96	46.50
1st Quarter	884.90	740.00	54.91	44.05

2011	908.00	700.01	58.23	39.28
4th Quarter	824.00	700.01	49.87	39.28
3rd Quarter	895.00	704.00	57.88	41.69
2nd Quarter	908.00	838.00	58.23	52.91
1st Quarter	905.00	770.00	57.33	48.86

2010	948.00	774.00	58.42	42.47

2009	905.00	708.00	52.30	33.28

2008	865.00	485.00	57.45	28.75

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSENET. Endesa Chile’s ADRs composite figures include transactions in all U.S. stock exchanges. One ADS = 30 shares of common stock.

On the last trading day in 2012, the common stock price closed at Ch$ 778.11 per share on the Santiago Stock Exchange and the ADS closed at US$ 48.81 on the NYSE.

As of February 28, 2013, the common share closed at Ch$ 804.02 per share on the Santiago Stock Exchange and the ADS closed at US$ 50.87 on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, the Company’s stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 48 shares held by 45 stockholders as of the date of this Report. As of December 31, 2012, 225 companies had shares listed on the Santiago Stock Exchange. For the year ended 2012, the Santiago Stock Exchange accounted for 89.3% of Endesa Chile’s total equity traded in Chile and amounted to 1,206,364,930 shares. In addition, approximately 10.6% of Endesa Chile’s equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.1% was traded on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. during daylight savings time, which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:00 a.m. to 5:00 p.m. during daylight savings time, on each business day. During local standard time, electronic auctions may be conducted four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m. During daylight savings time there is an additional electronic auction at 4:30 p.m. More than 99% of the auctions and transactions take place electronically.

There are two share price indexes on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 (US$ 0.48 million as of December 31, 2012) and a free float of at least 5%. The IPSA is calculated using the prices of the 40 shares with higher amounts traded, on a quarterly basis, with market capitalization above US$ 200 million and a free float at least 5%. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Endesa Chile has been included in the IPSA since the beginning of its privatization process in 1987.

Shares of our common stock have traded in the United States in the form of ADSs on the New York Stock Exchange (NYSE) since 1994 under the ticker symbol “EOC”. Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (ADRs). The ADRs are outstanding under the Amended and Restated Deposit Agreement dated as of September 30, 2010, among us, Citibank, N.A. as Depositary, and the holders and beneficial owners from time to time of ADRs issued there under. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of February 28, 2013, ADRs evidencing 13,843,859 ADS (equivalent to 415,315,770 common shares) were outstanding, representing 4.44% of the total number of outstanding shares. It is not practicable for the Company to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading of our shares on the NYSE and other exchanges during 2012 amounted to approximately 932 million ADSs, which in turn was equivalent to US$ 1,538 million.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist broker acts as an auctioneer in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution, or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

Shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, in 2001, under the ticker symbol “XEOC” until April 2011, a trading unit represented 30 common shares (the same unit conversion of 30:1 as an ADS), but since May 2011 the equivalence changed to a 1:1 ratio. Santander Investment S.A. acts as the liaison entity, and Banco Santander-Chile as the Depositary Bank in Chile. Trading of our shares on the Latibex during 2012 amounted to 2,658,850 units, which in turn was equivalent of € 3.45 million. The stock closed at € 1.21 on the last 2012 trading day.

The following table contains information regarding the amount of common stock and the percentage traded per market during 2012:

	Endesa Chile
	N° of common stocks	%

Market
United States (ADS = 30 common stocks)	932,439,240	40.8%
NYSE	517,855,260	22.7%
Other Exchanges	414,583,980	18.1%
Chile (1)	1,351,145,575	59.1%
Spain (2)	2,658,850	0.1%
Total	2,286,243,665	100.0%

(1)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(2)	Latibex.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item 10.    Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our bylaws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws, which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, and by Law 18,046 (the Chilean Companies Act). In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the board of directors, managers, officers and principal executives of the company, or shareholders that individually own shares with book value or stock value higher that UF 5,000 (US$ 237,944 as of December 31, 2012) do not have the option to bring the procedure to the courts.

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

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of such shares must be reported to the SVS and the Chilean stock exchanges. Since American Depositary Shares (ADS) are deemed to represent the shares of common stock underlying the American Depositary Receipts (ADRs), transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS. Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

—	any direct or indirect acquisition or sale of shares made by a holder who owns directly or indirectly at least 10% of a publicly held stock corporation’s subscribed capital;

—

any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares made by a holder who owns directly or indirectly at least 10% of a publicly held stock corporation’s subscribed capital;

—

any direct or indirect acquisition or sale of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring directly or indirectly at least 10% of a publicly held stock company’s subscribed capital; and

—	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock company.

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

Certain Powers of the Board of Directors

Our bylaws provide that every agreement or contract that the Company enters into with its controlling shareholder, its directors or executives, or with their related parties, must be previously approved by two thirds of the Board of Directors and be included in the Board meetings and must comply with the provisions of the Chilean Companies Act.

Our bylaws do not contain provisions relating to:

—	the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;

—	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

—	retirement or non-retirement of directors under an age limit requirement; or

—	number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, Endesa Chile’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our bylaws do not contain any provisions relating to:

—	redemption provisions;

—	sinking funds; or

—	liability for capital calls by the Company.

Under Chilean law, the rights of holders of stock of the Company may only be changed by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to possess all the rights of a shareholder, except the right to receive dividends and return of capital. The chief executive officer or the person replacing him will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), this shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting had authorized (by two thirds of the voting shares) to reduce the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

As of December 31, 2012, the subscribed and fully paid capital of the Company totaled Ch$ 1.332 billion and consisted of 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period following the day the capital increase is made public. The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata to the shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period. The preemptive rights offering and the start of the 30-day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper that should be used for notifications of shareholders’ meetings. During such 30-day period, and for an additional period of up to 30-days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders. At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. The last OSM was held on April 26 2012. An ESM may be called by the board of directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights or by the SVS. To convene an OSM, or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

The OSM shall be held on the day stated in the notice and should remain in session until having exhausted all the matters stated in the notice. However, once constituted, upon the proposal of the chairman or shareholders representing at least 10% of the shares with voting rights, the majority of the shareholders present may agree to suspend it and to continue it within the same day and place, no new constitution of the meeting nor qualification of powers being necessary, recorded in one set of minutes. Only those shareholders who were present or represented may attend the recommencement of the meeting with voting rights.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting. An ESM must be called to take the following actions:

—	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Companies Act, a merger or split-up of the company;

—	an amendment to the term of duration or early dissolution of the company;

—	a change in the corporation’s domicile;

—	a decrease of corporate capital;

—	an approval of capital contributions in kind and non-monetary assessments;

—	a modification of the authority reserved to shareholders or limitations on the board of directors;

—	a reduction in the number of members of the board of directors;

—

a disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage;

—

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controller;

—	the form of distributing corporate benefits;

—

issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the board of directors is deemed sufficient;

—	the purchase of the corporation’s own shares;

—	others established by the bylaws or the laws;

—	certain remedies for the nullification of the corporate bylaws;

—

inclusion in the bylaws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders;

—	approval or ratification of acts or contracts with related parties.

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

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with article 136 of the Chilean Companies Regulation (“Reglamento de Sociedades Anónimas”), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

—

make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30 days after its ending;

—

make comments and proposals on matters that the board submits for the knowledge or voting of the shareholders. The board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10 days prior to the date of dispatch of the information by the company. The shareholders should present to the company their comments and proposals, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be. The observations referred to in this Article may be made separately by each shareholder holding 10% or more of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

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

Only shareholders registered as such with Endesa Chile as of 11:59 p.m. on the fifth business days prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf. Proxies for such representation shall be given for all the shares held by the owner. The proxy may contain specific instructions to approve, reject or abstain with respect to any of the matters submitted for voting at the meeting and which were included in the notice. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

There are no limitations imposed by Chilean law or the company’s bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors of the Company or to a person designated by the Chairman of the Board of Directors of the company to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board of the Company, or by a person designated by the Chairman of the Board of the Company, subject to limitations set forth in the Deposit Agreement.

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

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30 days following the shareholders’ meeting. Shareholders present or represented at the meeting and who abstain in exercising their voting rights, shall not be considered as dissenting. The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company. The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges, is the greater of (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

Article 126 of the Chilean Companies Regulation establishes that in cases where the right to withdraw arises, the company shall be obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it. Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting. A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw are born. In the case of publicly held companies, such information shall be communicated by a prominent notice in a newspaper with a wide national circulation and on its web site, plus a written communication addressed to the shareholders with rights at the address they have registered with the company. The notice of the shareholders meeting that should pronounce on a matter that could originate withdrawal rights should mention this circumstance.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

—	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Companies Act;

—	the merger of the company with another company;

—

disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater than such percentage;

—

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position of controller;

—	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the board of directors is sufficient);

—

the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

—	certain remedies for the nullification of the corporate bylaws; and

—	such other causes as may be established by the law or by the company’s bylaws.

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

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile in 2002. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law 18840 of October 1989.

a)	Foreign Investments Contracts and Chapter XXVI

Regarding our initial public offering of ADS in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank of Chile and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (“Chapter XXVI”), which governed the issuance of ADS by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADS may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADSs by non-residents of Chile are now governed instead by Chapter XIV of the Compendium. This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured. However, because our Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to U.S. dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). However, foreign investors who have not deposited the shares of common stock into our ADS facility will not have the benefits of our Foreign Investment Contract with the Central Bank of Chile but instead will be subject to the normal foreign investment rules.

The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as Withdrawn Shares) access to the Formal Exchange Market to convert pesos into U.S. dollars (and to remit such U.S. dollars outside of Chile), including amounts received as:

—	cash dividends;

—

proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean stock exchange;

—	proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock;

—	proceeds from the liquidation, merger or consolidation of our Company; and

—	other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADS or Withdrawn Shares.

Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs had the right to redeposit such shares in exchange for ADRs, provided that certain conditions relating to redeposit were satisfied.

Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments was conditioned upon certification by us to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provided that the access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon was conditioned upon receipt by the Central Bank of Chile of certification by the Depositary (or the Custodian on its behalf) that such shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares were redeposited.

The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same day and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire U.S. dollars, provided that the applicable request is presented to the Central Bank of Chile within seven banking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected, that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Such access requires approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. It is not certain, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions, if imposed.

The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued by the Central Bank of Chile internationally under Chapter XIV, as amended, of the Compendium.

E.	Taxation.

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of ADS rights, rights, shares and ADSs. The summary that follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADS rights, rights, shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

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

As used in this Report, the term “foreign holder” means either:

—

in the case of an individual holder, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

—

in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company. As described in the example below, the amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax paid by the issuer), and then subtracting as a credit such correlative Chilean corporate income tax paid by the issuer. For years 2004 through 2010, the Chilean corporate income tax rate was 17%; for 2011 and hereafter the rate is 20%. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 20% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 20% x Line 1	20.0
3	Net distributable income: Line 1 — Line 2	80.0
4	Dividend distributed (50% of net distributable income): 50% of Line 3	40
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% x Line 2	10
7	Net withholding tax : Line 5 + Line 6	(7.5)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	18.75%

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the prevailing rates, the Effective Dividend Withholding Rate =

                                                                        (35%-20%) / (100%-20%) = 18.75%

Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 15 to our Consolidated Financial Statements included in this Report.

Under Chilean Income Tax Law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends. Stock dividends that represent free shares distributed to foreign shareholders as a consequence of a capitalization made on the same corporation are not subject to Chilean taxation.

Exceptions: Despite the aforementioned general rule, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution. The most common special cases are briefly described below:

1)    Circumstances where there is no corporate income tax credit against the Chilean withholding tax: These cases are when: (i) the financial book profits paid as dividends (following the seniority rule indicated above) exceed the Company’s taxable income (such dividend distributions in excess of the company’s taxable income determined as of December 31 of the distribution’s year will be subject to the Chilean withholding tax rate of 35%, without the corporate income tax credit; in relation to the provisional withholding rule applicable on the date of the dividend payment, please see number 3 below); or (ii) the income was not subject to corporate income tax due to an exemption of the Chilean corporate income tax, in which case the foreign holder will be also subject to the Chilean withholding tax rate of 35% without the corporate income tax credit.

2)    Circumstances where dividends have been imputed to income exempted from all the Chilean income taxes: In these cases, dividends distributed by the company to the foreign holder will not be subject to Chilean withholding tax. Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3)    Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 20% Chilean corporate income tax credit is applicable. This provisional 20% Chilean corporate income tax credit granted must be confirmed with the information of Company’s taxable income as of December 31 of the year in which the dividend was paid. The company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

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

Taxation on sale or exchange of ADSs, outside Chile

 Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

 The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions, in general terms, the amendment provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) general tax regime, with a 20% Chilean corporate income tax and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 20% Chilean corporate income tax as sole tax regime, when all the following circumstances are met: (i) the sale is made between unrelated parties, (ii) the sale of shares is not a recurrent or habitual activity for the seller and (iii) at least one year has elapsed between the acquisition and the sale of the shares.

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

Any gain on the sale, exchange or transfer of the ADS rights by a foreign holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

 There is no gift, inheritance or succession tax applicable to the ownership, transfer or disposition of ADSs by foreign holders, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder. There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

Material U.S. Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. This discussion assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning and disposing of ADS rights, rights, shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a “straddle”, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

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

•

a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

In general, if a beneficial owner owns ADSs, such owner will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a beneficial owner exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (pre-release) or intermediaries in the chain of ownership between beneficial owners and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for beneficial owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes, and the Company believes, that it is not, and will not become, a passive foreign investment company, as described below.

Beneficial owners should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

Distributions paid on shares or ADSs other than certain pro rata distributions of shares of common stock will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

If a beneficial owner is a U.S. Holder, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to the beneficial owner that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. A beneficial owner should consult its tax advisors to determine whether the favorable rate will apply to dividends it receives and whether it is subject to any special rules that limit its ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of its, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult its tax advisor regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a beneficial owner may, at its election, deduct such Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year. The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs”. If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against its U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2012 taxable year and do not expect to be or become one for our 2013 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for 2012 or for any prior or future taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. A beneficial owner should consult its tax advisors regarding the consequences to it if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the beneficial owner is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

 The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Medicare Contribution Tax

 Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares, ADSs, less certain deductions. A beneficial owner should consult its tax advisor regarding the possible application of this legislation in its particular circumstances.

 A beneficial owner should consult its tax advisors with respect to the particular consequences to it of receiving, owning or disposing of shares or ADSs.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

Commodity Price Risk

We are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. Natural gas is used in some of our power plants in South America. We seek to ensure our supply of this fuel by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2012, 2011 and 2010 and, we did not hold any contracts classified as either derivative financial instruments, financial instruments, or derivative commodity instruments related to natural gas.

In the countries where we operate using coal and diesel oil, the dispatch mechanism allows the thermal power plants to cover their operational costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to the sale contract prices according to indexing formulas but only to the degree that this is possible in our different markets. Because of the drought in Chile and price volatility of coal and petroleum, the Company decided to hedge this risk with commodity instruments available in international markets. As of December 31, 2012, we hold contracts classified as derivative commodity instruments related to coal (365,000 tonnes) and to petroleum (462,000 barrels), both deals for the period between January and June 2013.

As of December 31, 2011 and 2010 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related either to coal or to diesel oil.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2012, as of the end of the latest fiscal year, we did not hold electricity price-sensitive instruments.

The Company is permanently analyzing ways for hedging commodity price risk.

Interest Rate and Foreign Currency Risk

The recorded values of our financial debt as of December 31, 2012, are detailed below, according to the date of maturity. Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value (1)
	(in millions of Ch$)
Fixed Rate
Ch US$ /UF	0.27	—	—	—	—	—	0.27	0
Weighted average interest rate	6.7%	—	—	—	—	—	6.7%
US$	267,941	6,543	100,991	10,838	1,319	181,908	569,540	721,377
Weighted average interest rate	8.2%	8.3%	8.8%	6.5%	6.3%	7.7%	8.1%
Other currencies (2)	36,475	39,232	—	—	—	209,394	285,101	289,627
Weighted average interest rate	13.1%	8.4%	—%	—%	—%	10.0%	10.2%
Total Fixed Rate	304,417	45,774	100,991	10,838	1,319	391,302	854,641	1,011,005
Weighted average interest rate	8.8%	8.4%	8.8%	6.5%	6.3%	8.9%	8.8%

Variable Rate
Ch$ /UF	117,474	7,389	7,600	6,291	4,751	281,763	425,268	335,265
Weighted average interest rate	7.6%	9.4%	9.4%	9.2%	8.8%	7.5%	7.7%
US$	20,581	110,440	15,810	19,133	23,842	12,052	201,859	201,859
Weighted average interest rate	6.4%	2.3%	3.6%	3.3%	3.1%	4.4%	3.1%
Other currencies (2)	14,368	24,425	80,849	11,038	57,182	327,443	515,305	569,770
Weighted average interest rate	20.0%	12.2%	8.3%	9.2%	8.1%	7.9%	8.6%
Total Variable Rate	152,423	142,254	104,259	36,462	85,775	621,259	1,142,432	1,106,893
Weighted average interest rate	9.5%	6.6%	7.8%	6.9%	7.0%	7.7%	6.9%

TOTAL	456,839	188,029	205,250	47,300	87,095	1,012,560	1,997,073	2,117,898

(1)	As of December 31, 2012, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include Colombian peso and Peruvian soles, among others.

The recorded values of our financial debt as of December 31, 2011, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value (1)
	(in millions of Ch$)
Fixed Rate
Ch$ /UF	0.26	—	—	—	—	—	0.26	0
Weighted average interest rate	6.1%	—	—	—	—	—	6.1%
US$	45,339	222,617	21,594	123,443	20,591	198,208	631,791	831,317
Weighted average interest rate	7.2%	8.8%	7.7%	8.9%	6.9%	7.9%	8.3%
Other currencies (2)	28,100	19,258	38,763	0	0	206,533	292,654	356,146
Weighted average interest rate	17.4%	6.5%	8.3%	0.0%	0.0%	10.0%	10.2%
Total Fixed Rate	73,439	241,875	60,356	123,443	20,591	404,741	924,445	1,187.464
Weighted average interest rate	11.0%	8.7%	8.1%	8.9%	6.9%	9.0%	8.9%

Variable Rate
Ch$ /UF	37,612	7,023	7,214	7,413	6,140	368,832	434,235	577,076
Weighted average interest rate	10.7%	11.1%	11.1%	11.2%	11.0%	8.9%	9.2%
US$	30,405	19,934	118,172	15,805	19,399	37,530	241,244	241,244
Weighted average interest rate	4.0%	7.7%	2.3%	3.6%	3.0%	3.3%	3.3%
Other currencies (2)	92,191	8,382	19,843	69,227	0	185,300	374,942	414,405
Weighted average interest rate	8.2%	22.2%	11.0%	8.7%	0.0%	9.4%	9.3%
Total Variable Rate	160,208	35,339	145,229	92,444	25,539	591,663	1,050,422	1,232,726
Weighted average interest rate	8.0%	11.8%	4.0%	8.0%	5.0%	8.7%	7.9%

TOTAL	233,647	277,214	205,585	215,888	46,130	996,404	1,974,867	2,420,190

(1)	As of December 31, 2011, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include Colombian peso and Peruvian soles, among others.

Interest Rate Risk

At December 31, 2012 and 2011, 29.2% and 17.2%, respectively, of our outstanding net debt obligations were subject to floating interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2012 , the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our interest rate risk exposure are as follows:

	Expected Maturity Date
As of December 31,	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
Variable to fixed rates	1,728	95,992	—	—	—	29,462	127,181	4,670
Fixed to variable rates	—	—	—	—	—	—	0	0
TOTAL	1,728	95,992				29,462	127,181	4,670

(1)	Calculated based on the Observed Exchange Rate for December 31, 2012, which was Ch$ 479.96= US$ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2011, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our interest rate risk was as follows:

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
Variable to fixed rates	9,479	5,731	107,702	5,293	5,293	8,368	141,866	(6,544)
Fixed to variable rates	—	—	—	—	—	—	0	0
TOTAL	9,479	5,731	107,702	5,293	5,293	8,368	141,866	(6,544)

(1)	Calculated based on the Observed Exchange Rate for December 31, 2011, which was Ch$ 519.20= US$ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

We are exposed to foreign currency risk arising from debt denominated in U.S. dollars, Chilean pesos and other currencies. Some of our subsidiaries have a natural hedge between their revenues and the currency of their debt. For example, in the case of Emgesa in Colombia, its revenues and its debt are linked to the Colombian peso. In other cases, we do not have this natural hedge, and therefore we try to manage this exposure with currency derivatives, such as U.S. dollar/UF exchange and U.S. dollar/local currency derivatives. However, this is not always possible because of market conditions. For example, in the case of Endesa Costanera in Argentina, its revenues are linked to the Argentine peso and a substantial part of its debt is denominated in U.S. dollars, with no possibility of obtaining reasonable terms to hedge for this debt. Our corporate currency risk policy has been in effect since 2004. This policy considers the level of operating income of each country that is indexed to the U.S. dollar and seeks a hedge with liabilities in the same currency.

As of December 31, 2012 the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our interest rate risk are as follows:

	Expected Maturity Date
As of December 31,	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
UF to US$	—	189,894	—	—	—	—	189,894	28,634
US$ to Ch$/UF	—	—	—	—	—	—	0	0
US$ to Other currencies	—	—	—	—	—	—	0	0
Other currencies to US$ (3)		4,213					4,213	578
TOTAL		194,107					194,107	29,212

(1)	Calculated based on the Observed Exchange Rate for December 31, 2012, which was Ch$ 479.96= US$ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Include a Peruvian soles to U.S. dollars hedge for Edegel (Chinango).

By comparison, as of December 31, 2011, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk was as follows:

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
UF to US$	—	—	205,419	—	—	—	205,419	9,054
US$ to Ch$/UF	—	—	—	—	—	—	0	0
US$ to Other currencies	—	—	—	—	—	—	0	0
Other currencies to US$ (3)			4,558				4,558	265
TOTAL			209,977				209,977	9,319

(1)	Calculated based on the Observed Exchange Rate for December 31, 2011, which was Ch$ 519.20 = US$ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Other currencies include the Argentine peso and Peruvian soles.

(d).	Safe Harbor

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

Depositary Fees and Charges

The Company’s ADS program is administered by Citibank, N.A., as Depositary. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
(1) Issuance of ADS upon deposit of Shares.	Up to US$ 5.00 per 100 ADS (or fraction thereof) issued.
(2) Delivery of deposited securities against surrender of ADS	Up to US$ 5.00 per 100 ADS (or fraction thereof) surrendered.
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to US$ 5.00 per 100 ADS (or fraction thereof) held.
(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS.	Up to US$ 5.00 per 100 ADS (or fraction thereof) held.
(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin—off of shares).	Up to US$ 5.00 per 100 ADS (or fraction thereof) held.
(6) Depositary services	Up to US$ 5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the Depositary.

Depositary Payments Fiscal Year 2012

The Depositary has agreed to reimburse certain expenses incurred by the Company in connection with the Company’s ADS program. In 2012, the Company’s ADS Depositary reimbursed expenses related to Investor Relations’ activities for a total amount of US$  250,764 (after applicable US taxes).

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

E.	Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures

a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a)-15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2012.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2012. The assessment was based on criteria established in the “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, Endesa Chile’s Management has concluded that as of December 31, 2012, the Company’s internal control over financial reporting was effective.

(c) Attestation Report

KPMG Auditores Consultores Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2012. This attestation report appears on page F-3.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

As of December 31, 2012, the Directors’ Committee’s (which performs the functions of the Audit Committee) financial expert was Mr. Enrique Cibié, as determined by the Board of Directors. Mr. Cibié is an independent member of the Directors’ Committee, pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.	Code of Ethics

The standards of ethical conduct at Endesa Chile are currently governed by means of five corporate rulings or policies: the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors in July 2003 and is applicable to all executives contractually related to Endesa Chile or its controlled subsidiaries in which it is the majority shareholder, both in Chile and abroad, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The objective of this set of rules is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within Endesa Chile’s vision, mission and values. Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

The Manual, adopted by Endesa Chile’s Board of Directors in May 2008 and amended on February 2010, addresses the following issues: applicable standards to the transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; existence of blackout periods for such transactions by directors, management, principal executives, employees and other related parties; existence of mechanisms for the continuous release of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the above mentioned corporate governance rules, the Board of the Company, approved the Code of Ethics and the ZTAC Plan in its meeting held on June 24, 2010. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other qualities of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption, in the form of bribery, preferential treatment, and other similar acts.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(562) 2630-9847

During fiscal year 2012, there have been no amendments to any provisions of the abovementioned documents. No waivers from any provisions of the Charter Governing Executives, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2012.

Item 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, KPMG Auditores Consultores Ltda., as well as the other member firms of KPMG and their respective affiliates, by type of service rendered for the periods indicated.

Services Rendered	2012 2011
	(in million of US$)
Audit Fees (1)	1.22	1.09
Audit-Related Fees	-	0.03
Tax Fees	0.01	0.01
All Other Fees	-	0.03
Total	1.23	1.16

(1)	The Audit Fees increase during 2012 was mainly due to the interim financial statement review provided to Endesa Chile for their subsidiaries to support holding investment restructuring for US$ 245,000. This service was pre-approved following the Audit Committee Pre-Approval Policies and Procedures.

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

The Directors’ Committee (which performs the functions of the Audit Committee), through the Economic Financial General Directorate, or EFGD, manages appointment proposals, reviews engagement letters, renegociates fees, performs quality controls in respect of the services provided, reviews and controls independence issues and other related matters.

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

The pre-approval policy established by the Directors’ Committee for non-audit services and Audit-Related Fees is as follows:

—	the business unit that has requested the service and the audit firm requested to perform the service must request that the EFGD manager review the nature of the service to be provided.

—

at that point, the EFGD analyzes the request and requires the audit firm that has been requested to provide the service issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

—	finally, the proposal is submitted to the Directors’ Committee for approval or rejection.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither Endesa Chile nor any affiliated purchaser acquired any shares of Endesa Chile during 2012.

Item 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2011 and 2012 and through the date of this Report, the principal independent accountant engaged to audit our financial statements, KPMG Auditores Consultores Ltda., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

Item 16G.	Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, please see “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

None.

Item 18.	Financial Statements

Endesa Chile and Subsidiaries

Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Item 19.	Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.(*)
8.1	List of Subsidiaries as of December 31, 2012.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to Endesa Chile’s Form 20-F for the year ended December 31, 2009.

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

Date: March 20, 2013.

Endesa Chile and Subsidiaries

Audited Consolidated Financial Statements as of

December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 together with the Reports of Independent Registered Public Accounting Firms

Ch$	Chilean pesos
US$	U. S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousand of Chilean pesos
ThUS$	Thousand of U.S. dollars

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 33.36 percent and 30.05 percent of the Company’s consolidated total asset position as of December 31, 2012 and 2011, respectively, and total revenues constituting 37.36 percent, 35.29 percent and 20.04 percent of the Company’s consolidated revenues for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, we did not audit the financial statements of Endesa Brasil S.A. (a 40.45% percent owner investee Company). The Company’s investment in Brazil at December 31, 2012 and 2011 was M$ 574,168,681 and M$569,012,759 as of December 31, 2012 and 2011, respectively, and its equity earning was M$107,503,620, M$115,355,267 and M$90,667,296 for the years ended December 31, 2012, 2011 and 2010, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

March 20, 2013

© 2013 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

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

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa-Chile and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in stockholder’s equity, and cash flows for each of years in the three-year period ended December 31, 2012, and our report dated March 20, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

March 20, 2013

© 2013 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Emgesa S.A. E.S.P. and subsidiaries

We have audited the consolidated balance sheets of Emgesa S.A. E.S.P. and subsidiaries (“the Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended (not presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emgesa S.A. E.S.P. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting practices generally accepted in Colombia.

/S/ ERNST & YOUNG LTDA.

Ernst & Young Ltda.

Bogotá, Colombia

February 11, 2013

Deloitte & Touche Ltda. Cra. 7 No. 74—09 A.A. 075874 Nit. 860.005.813-4 Bogotá D.C. Colombia Tel: 57(1) 5461810—5461815 Fax: 57(1) 2178088 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Emgesa S.A. E.S.P.:

We have audited the statements of income, shareholders’ equity and cash flows of EMGESA S.A. E.S.P. (the “Company”) for the three-month period ended December 31, 2010 and the nine-month period ended September 30, 2010. These financial statements are the responsibility of the Company’s management (none of which are included herein). Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of EMGESA S.A. E.S.P. for the three-month period ended December 31, 2010 and the nine-month period ended September 30, 2010 in conformity with accounting principles generally accepted in Colombia.

/s/ Deloitte & Touche Ltda.

Bogotá, Colombia

March 25, 2011

©2011 Deloitte Touche Tohmatsu / Deloitte & Touche S.A. Todos los derechos reservados. Deloitte se refiere a Deloitte

Touche Tohmatsu -asociación suiza- y a su red de firmas miembro, cada una como una entidad única e independiente.

Por favor, vea en www.deloitte.com/co conózca la descripción detallada de la estructura legal de Deloitte Touche

Tohmatsu y sus Firmas miembro.

Una firma miembro de Deloitte Touche Tohmatsu

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended (not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Buenos Aires City, Argentine Republic.

Buenos Aires, Argentina

February 28, 2013

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

                    Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

Niterói—RJ, Brazil

We have audited the consolidated financial statements of Endesa Brasil S.A. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (not presented herein).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices adopted in Brazil; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Brasil S.A. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting practices adopted in Brazil.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

/s/ Márcio F. Ostwald

Márcio F. Ostwald

Partner

Rio de Janeiro, RJ—Brazil

March 19, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

Niterói – RJ

We have audited the consolidated statements of income, statements of comprehensive income, changes in shareholders’ equity and cash flows of Endesa Brasil S.A., and subsidiaries (the “Company”) for the year ended December 31, 2010. These financial statements, prepared in conformity with accounting practices adopted in Brazil and presented in Brazilian reais, are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows of Endesa Brasil S.A and subsidiaries for the year ended December 31, 2010 in conformity with accounting practices adopted in Brazil.

The consolidated financial statements for the year ended December 31, 2010 have been restated to correct the classification of certain cash and cash equivalents and marketable securities.

/s/ Deloitte Touche Tomatsu

Rio de Janeiro, Brazil,

March 11, 2013

ENDESA AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011

(In thousands of Chilean pesos)

ASSETS	Note	12-31-2012 ThCh$	12-31-2011 ThCh$

CURRENT ASSETS

Cash and cash equivalents	5	276,794,675	421,282,284
Other current financial assets	6	25,119,785	914,209
Other current non-financial assets		20,066,719	17,191,861
Trade and other current receivables	7	230,397,862	296,146,589
Accounts receivable from related companies	8	61,579,669	83,101,044
Inventories	9	65,658,433	55,904,264
Current tax assets	10	155,368,748	85,515,069

TOTAL CURRENT ASSETS		834,985,891	960,055,320

NON-CURRENT ASSETS

Other non-current financial assets	6	33,402,902	13,598,670
Other non-current non-financial assets		1,965,247	1,463,429
Non-current receivables	7	146,964,151	151,608,768
Non-current accounts receivable from related companies		-	-
Investments accounted for using the equity method	11	586,319,682	582,198,848
Intangible assets other than goodwill	12	55,918,748	45,679,853
Goodwill	13	101,760,013	106,399,041
Property, plant, and equipment, net	14	4,659,460,624	4,603,902,502
Deferred tax assets	15	67,912,666	97,106,685

TOTAL NON-CURRENT ASSETS		5,653,704,033	5,601,957,796

TOTAL ASSETS		6,488,689,924	6,562,013,116

EQUITY AND LIABILITIES	Note	12-31-2012 ThCh$	12-31-2011 ThCh$

CURRENT LIABILITIES
Other current financial liabilities	16	413,106,828	305,557,690
Trade and other current payables	19	330,839,969	357,781,381
Accounts payable to related companies	8	213,600,122	135,386,489
Other current provisions	20	39,824,825	36,861,198
Current tax liabilities	10	79,764,107	92,175,628
Other current non-financial liabilities		8,362,377	9,466,893

TOTAL CURRENT LIABILITIES		1,085,498,228	937,229,279

NON-CURRENT LIABILITIES
Other non-current financial liabilities	16	1,525,651,818	1,728,093,903
Other long-term provisions	20	19,593,979	12,301,639
Deferred tax liabilities	15	331,894,233	338,888,981
Non-current provisions for employee benefits	21	39,799,128	36,569,407
Other non-current non-financial liabilities		51,609,093	67,790,334

TOTAL NON-CURRENT LIABILITIES		1,968,548,251	2,183,644,264

TOTAL LIABILITIES		3,054,046,479	3,120,873,543

EQUITY
Issued capital	22	1,331,714,085	1,331,714,085
Retained earnings		1,709,375,632	1,636,787,540
Share premium	22	206,008,557	206,008,557
Other reserves	22	(705,855,875)	(615,972,185)
Equity attributable to the owners of the parent company		2,541,242,399	2,558,537,997

Non-controlling interest		893,401,046	882,601,576

TOTAL EQUITY		3,434,643,445	3,441,139,573

TOTAL EQUITY AND LIABILITIES		6,488,689,924	6,562,013,116

ENDESA AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2012, 2011 and 2010

(In thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Note	2012 ThCh$	2011 ThCh$	2010 ThCh$

Sales	23	2,301,821,443	2,387,451,263	2,397,944,527
Other operating revenue	23	67,564,931	17,038,942	37,437,927
Total Revenues		2,369,386,374	2,404,490,205	2,435,382,454

Raw materials and consumables used	24	(1,328,702,775)	(1,217,260,077)	(1,191,327,819)
Contribution Margin		1,040,683,599	1,187,230,128	1,244,054,635

Other work performed by the entity and capitalized		12,763,185	10,597,856	10,126,628
Employee benefits expenses	25	(106,975,268)	(80,389,456)	(80,066,349)
Depreciation and amortization expense	26	(190,522,970)	(176,447,100)	(179,007,900)
Reversal of impairment loss (impairment loss) recognized in the year’s profit or loss	26	(11,117,362)	(9,472,766)	(706,125)
Other Expenses	27	(112,621,980)	(143,548,052)	(103,677,256)
Operating Income		632,209,204	787,970,610	890,723,633

Other gains (losses)		1,392,470	2,010,780	1,894,099
Financial income	28	14,922,301	28,039,261	10,083,190
Financial costs	28	(149,224,963)	(137,535,382)	(142,256,150)
Share of profit (loss) of associates accounted for using the equity method	11	116,944,901	123,033,273	91,673,758
Foreign currency exchange differences	28	(10,739,861)	(6,466,655)	15,618,964
Profit (loss) from indexation adjustment	28	(991,050)	(5,332,672)	(3,162,695)
Net Income before Tax		604,513,002	791,719,215	864,574,799
Income Tax	29	(185,470,223)	(210,564,505)	(179,964,192)
Net Income from continuing operations		419,042,779	581,154,710	684,610,607
Net Income from uninterrupted operations		-	-	-
NET INCOME		419,042,779	581,154,710	684,610,607

Net Income attributable to
Owners of parent company		234,335,264	446,874,043	533,555,794
Non-controlling interests		184,707,515	134,280,667	151,054,813
NET INCOME		419,042,779	581,154,710	684,610,607

Basic earning per share
Basic earnings per share from continuing operations	Ch$/share	28.57	54.49	65.05
Basic earnings per share	Ch$/share	28.57	54.49	65.05
Diluted earning per share
Diluted earnings per share from continuing operations	Ch$/share	28.57	54.49	65.05
Diluted earnings per share	Ch$/share	28.57	54.49	65.05

ENDESA AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2012, 2011 and 2010

(In thousands of Chilean pesos)

STATEMENT OF COMPREHENSIVE INCOME	Note	2012 ThCh$	2011 ThCh$	2010 ThCh$

Net Income		419,042,779	581,154,710	684,610,607

Components of other comprehensive income before taxes

Exchange differences on translation
Gains (losses) for exchange differences on translation, before taxes		(126,928,010)	148,898,757	(71,162,059)
Total exchange differences on translation		(126,928,010)	148,898,757	(71,162,059)

Financial assets available for sale
Gains (losses) for measurements of financial assets available for sale, before taxes		581	(55,554)	(840)
Total financial assets available for sale		581	(55,554)	(840)

Cash-flow hedges
Gains (losses) on cash-flow hedge, before taxes		52,063,325	(105,712,956)	39,403,869
Total cash-flow hedge		52,063,325	(105,712,956)	39,403,869

Actuarial gains (losses) on defined benefits plans	21	(3,997,594)	(3,491,914)	(938,426)
Total Other components of other comprehensive income before taxes		(78,861,698)	39,638,333	(32,697,456)

Income tax related to components of other comprehensive income
Income tax related to financial assets available for sale of other comprehensive income		(235)	9,444	143
Income tax related to cash-flow hedge of other comprehensive income		(19,893,304)	17,363,818	(7,544,962)
Income tax related to defined benefits plans of other comprehensive income		801,138	537,200	210,906
Total income taxes		(19,092,401)	17,910,462	(7,333,913)

Total Other Comprehensive Income		(97,954,099)	57,548,795	(40,031,369)
TOTAL COMPREHENSIVE INCOME		321,088,680	638,703,505	644,579,238

Comprehensive income attributable to:
Shareholders of the company		143,125,464	425,287,567	499,510,421
Non-controlling interests		177,963,216	213,415,938	145,068,817
TOTAL COMPREHENSIVE INCOME		321,088,680	638,703,505	644,579,238

ENDESA AND SUBSIDIARIES

Statements of Changes in Equity

for the years ended December 31 2012, 2011 and 2010

(In thousands of Chilean pesos)

Statement of Changes in Equity	Issued capital	Share Premium	Changes in Other Reserves						Retained earnings	Equity attributable to Shareholders of the company	Non-controlling interests	Total Equity
			Reserves for exchange difference on translation	Reserves for cash-flow hedge	Reserves for actuarial gains and losses on defined benefits plans	Reserves for gains and losses on remeasuring available- for-sale financial assets	Other miscellaneous reserves	Other reserves
Equity at beginning of year 01/01/2012	1,331,714,085	206,008,557	93,661,622	17,610,043	-	3,283	(727,247,133)	(615,972,185)	1,636,787,540	2,558,537,997	882,601,576	3,441,139,573
Changes in equity
Comprehensive income
Net income									234,335,264	234,335,264	184,707,515	419,042,779
Other comprehensive income			(119,073,536)	30,381,668	(2,071,797)	346	(446,481)	(91,209,800)		(91,209,800)	(6,744,299)	(97,954,099)
Comprehensive income										143,125,464	177,963,216	321,088,680
Dividends									(159,675,375)	(159,675,375)		(159,675,375)
Increase (decrease) for transfers and other changes	-	-	-	-	2,071,797	-	(745,687)	1,326,110	(2,071,797)	(745,687)	(167,163,746)	(167,909,433)
Total changes in equity	-	-	(119,073,536)	30,381,668	-	346	(1,192,168)	(89,883,690)	72,588,092	(17,295,598)	10,799,470	(6,496,128)
Equity at end of year 12/31/2012	1,331,714,085	206,008,557	(25,411,914)	47,991,711	-	3,629	(728,439,301)	(705,855,875)	1,709,375,632	2,541,242,399	893,401,046	3,434,643,445

Statement of Changes in Equity	Issued capital	Share Premium	Changes in Other Reserves						Retained earnings	Equity attributable to Shareholders of the company	Non-controlling interests	Total Equity
			Reserves for exchange difference on translation	Reserves for cash-flow hedge	Reserves for actuarial gains and losses on defined benefits plans	Reserves for gains and losses on remeasuring available- for-sale financial assets	Other miscellaneous reserves	Other reserves
Equity at beginning of year 01/01/2011	1,331,714,085	206,008,557		104,200,016	-	49,393	(727,647,609)	(603,550,240)	1,442,314,476	2,376,486,878	728,340,314	3,104,827,192
Changes in equity
Comprehensive income
Net income									446,874,043	446,874,043	134,280,667	581,154,710
Other comprehensive income			73,813,662	(86,589,973)	(8,764,055)	(46,110)	-	(21,586,476)		(21,586,476)	79,135,271	57,548,795
Comprehensive income										425,287,567	213,415,938	638,703,505
Dividends									(240,773,372)	(240,773,372)		(240,773,372)
Increase (decrease) for transfers and other changes		-	-	-	8,764,055	-	400,476	9,164,531	(11,627,607)	(2,463,076)	(59,154,676)	(61,617,752)
Total changes in equity		-	73,813,662	(86,589,973)	-	(46,110)	400,476	(12,421,945)	194,473,064	182,051,119	154,261,262	336,312,381
Equity at end of year 12/31/2011	1,331,714,085	206,008,557	93,661,622	17,610,043	-	3,283	(727,247,133)	(615,972,185)	1,636,787,540	2,558,537,997	882,601,576	3,441,139,573

Statement of Changes in Equity	Issued capital	Share Premium	Changes in Other Reserves						Retained earnings	Equity attributable to Shareholders of the company	Non-controlling interests	Total Equity
			Reserves for exchange difference on translation	Reserves for cash-flow hedge	Reserves for actuarial gains and losses on defined benefits plans	Reserves for gains and losses on remeasuring available- for-sale financial assets	Other miscellaneous reserves	Other reserves
Equity at beginning of year 01/01/2010	1,331,714,085	206,008,557	73,027,963	79,113,232	-	50,090	(727,647,609)	(575,456,324)	1,106,819,324	2,069,085,642	885,916,210	2,955,001,852
Beginning balance. adjusted	1,331,714,085	206,008,557	73,027,963	79,113,232	-	50,090	(727,647,609)	(575,456,324)	1,106,819,324	2,069,085,642	885,916,210	2,955,001,852
Changes in equity
Comprehensive income
Net income									533,555,794	533,555,794	151,054,813	684,610,607
Other comprehensive income			(53,180,003)	25,086,784	(5,951,457)	(697)	-	(34,045,373)		(34,045,373)	(5,985,996)	(40,031,369)
Comprehensive income								-		499,510,421	145,068,817	644,579,238
Dividends								-	(192,109,185)	(192,109,185)		(192,109,185)
Increase (decrease) for transfers and other changes	-	-	-	-	5,951,457	-	-	5,951,457	(5,951,457)	-	(302,644,713)	(302,644,713)
Total changes in equity	-	-	(53,180,003)	25,086,784	-	(697)	-	(28,093,916)	335,495,152	307,401,236	(157,575,896)	149,825,340
Equity at end of year 12/31/2010	1,331,714,085	206,008,557	19,847,960	104,200,016	-	49,393	(727,647,609)	(603,550,240)	1,442,314,476	2,376,486,878	728,340,314	3,104,827,192

ENDESA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2012, 2011 and 2010

(In thousands of Chilean pesos)

STATEMENT OF DIRECT CASH FLOW	Note	2012 ThCh$	2011 ThCh$	2010 ThCh$
Cash flows from (used in) operating activities

Classes of inflows from operating activities
Proceeds from sales of goods and services		2,557,471,193	2,504,061,586	2,625,154,987
Other proceeds from operating activities		62,202,659	7,361,320	11,845,180
Classes of payments
Payments to suppliers of goods and services		(1,553,989,987)	(1,434,235,803)	(1,320,991,289)
Payments to and on account of employees		(106,519,088)	(72,061,666)	(56,089,739)
Payments of premiums, annuities and other obligations under insurance policies		(7,660,814)	(5,126,423)	(2,449,193)
Other payments for operating activities		(40,479,993)	(27,518,236)	(45,086,476)
Income taxes refunded (paid)		(213,483,352)	(232,151,601)	(261,341,269)
Other inflows (outflows) of cash		(143,282,989)	(55,223,043)	(95,348,080)

Net cash flows from (used in) operating activities		554,257,629	685,106,134	855,694,121

Cash flows from (used in) investment activities
Purchases of non-controlling interests		-	-	(88,979,632)
Loans to related companies		(2,000)	(35,527,662)	(125,666,819)
Proceeds from sale of property, plant and equipment		755,445	4,808,823	1,463,080
Purchases of property, plant and equipment		(261,759,378)	(266,667,712)	(254,609,306)
Purchases of intangible assets		(112,193)	(3,940,411)	(4,180,226)
Proceeds from other long-term assets		46,526	41,114	-
Purchases of other long-term assets		-	-	(263,466)
Dividends received		10,898,590	100,121,048	54,218,010
Interest received		7,053,828	6,138,870	1,525,208
Other inflows (outflows) of cash		(15,048,587)	-	-

Net cash flows from (used in) investment activities		(258,167,769)	(195,025,930)	(416,493,151)

Cash flows from (used in) financing activities
Total proceeds from loan:		233,456,449	219,433,669	152,550,484
Long-term loans		229,377,002	219,433,669	116,515,974
Short-term loans		4,079,447	-	36,034,510
Loans from related companies		210,996,548	44,160,543	162,244,249
Repayments of loans		(255,656,336)	(149,315,986)	(436,075,044)
Payments of finance lease liabilities		(7,522,468)	(8,811,381)	(22,261,038)
Payments of loans from related companies		(100,716,674)	(34,110,125)	-
Dividends paid		(380,332,864)	(368,222,978)	(303,502,026)
Interest paid		(125,167,043)	(109,669,012)	(118,988,001)
Other inflows (outflows) of cash		(13,576,169)	(10,019,318)	18,140,940

Net cash flow from (used in) financing activities		(438,518,557)	(416,554,588)	(547,890,436)

Net increase (decrease) in cash and cash equivalents before the effects of exchange rate changes		(142,428,697)	73,525,616	(108,689,466)

Effects of exchange rate changes on cash and cash equivalents
Effects of exchange rate changes on cash and cash equivalents		(2,058,912)	14,486,809	(4,478,904)
Net increase (decrease) in cash and cash equivalents		(144,487,609)	88,012,425	(113,168,370)
Cash and cash equivalents at beginning of year		421,282,284	333,269,859	446,438,229
Cash and cash equivalents at end of year	5	276,794,675	421,282,284	333,269,859

ENDESA CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENDESA AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2012 and 2011

(In thousands of Chilean pesos)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Empresa Nacional de Electricidad S.A. (hereinafter Endesa Chile the Parent Company or the Company) and its subsidiaries comprise the Endesa Chile Group (hereinafter Endesa or the Group).

Endesa Chile is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No.76, Santiago, Chile, The Company is registered in the securities register of the Superintendence of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter the U.S. SEC), and with Spain’s Comisión Nacional del Mercado de Valores. The Company’s shares have been listed on the New York Stock Exchange since 1994 and on the Latibex since 2001.

Endesa Chile is a subsidiary of Enersis S.A., in turn a subsidiary of Endesa S.A., a Spanish company controlled by Enel S.p.A. (hereinafter Enel).

The Company was initially created by a public deed dated December 1, 1943. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the creation of the company and approved its by-laws. For tax purposes, the Company operates under Chilean tax identification number 91,081,000-6.

As of December 31, 2012, the Group had 2,533 employees. During 2012, the Group averaged a total of 2,517 employees. See Note 32 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of generating, transporting, producing, and distributing electrical energy. Its corporate purpose also includes investing in financial assets, developing projects, carrying out activities in the energy industry and in other fields in which electrical energy is essential and participating in public civil or hydraulic infrastructure concessions, in which it may participate directly or through subsidiaries or associate companies in Chile or abroad.

The Company’s 2011 consolidated financial statements were approved by the Board of Directors at a meeting held on January 26, 2012. The consolidated financial statements were then submitted to the consideration of a General Shareholders Meeting held on April 26, 2012, which gave its final approval of the consolidated financial statements.

These consolidated financial statements are shown in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the main economic environment in which Endesa Chile operates. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.k.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Accounting principles

The December 31, 2012 consolidated financial statements of Endesa Chile and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”), and approved by its Board of Directors at its meeting held on January 30, 2013.

These consolidated financial statements faithfully reflect the financial position of Endesa Chile and its subsidiaries as of December 31, 2012 and 2011, as well as the results of operations, the changes in equity, and the cash flows for the years ending December 31, 2012, 2011 and 2010.

These consolidated financial statements have been prepared using cost method accounting applied to ongoing businesses except, in accordance with IFRS, those assets and liabilities that are reported at a fair value and those non-current assets and groups that are available for sale, which are recorded at the book value or the fair value minus sales costs, whichever is lower (see Note 3).

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, so the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS and the interpretations of the IFRS Interpretation Committee (hereinafter “IFRIC”).

2.2	New accounting pronouncements

a)	Accounting pronouncements effective from January 1, 2012:

Standards, Interpretations and Amendments	Obligatory application for:

Amendment to IFRS 7: Financial instruments: Disclosures

Modifies the disclosure requirements when financial assets are transferred to promote transparency and to facilitate an analysis of how the risks may affect the entity’s financial situation.

Annual periods beginning on or after July 1, 2011.
Amendment to IAS 12: Income taxes Provides an exception to the general principles of IAS 12 for investment properties measured using the fair value model contained in IAS 40, “Investment Properties.”	Annual periods beginning on or after January 1, 2012.

The application of these accounting pronouncements has not had any significant effects for the Group. The other accounting criteria applied in 2012 have not changed with respect to those used in 2011.

b)	Accounting pronouncements effective from January 1, 2013:

As of the date of issuance date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but they were not yet mandatory:

Standards, Interpretations and Amendments	Mandatory application for:

Amendment to IAS 1: Presentation of financial statements

Modifies aspects of presenting the components of “Other comprehensive income” requiring that these components be grouped into those that will and those that will not subsequently be reclassified as losses and gains.

Annual periods beginning on or after July 1, 2012.

IFRS 10: Consolidated financial statements

Establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

Annual periods beginning on or after January 1, 2013.

IFRS 11: Joint agreements

Redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreements determine the type of agreement (joint operation or joint venture) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint ventures.

Annual periods beginning on or after January 1, 2013.

IFRS 12: Disclosures of interest held in other entities

Requires certain disclosures that permit an assessment of the nature of the stake held in other entities and the risks involved, as well as how these stakes affect the entity’s financial situation, financial performance, and cash flows.

Annual periods beginning on or after January 1, 2013.

IFRS 13: Measurement of Fair value

Establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the measuring of the fair value of their assets and liabilities.

Annual periods beginning on or after January 1, 2013.

New IAS 27: Separate financial statements

When IFRS 10 was issued, everything connected with consolidated financial statements was eliminated from IAS 27, restricting its scope only to separate financial statements.

Annual periods beginning on or after January 1, 2013.

Standards, Interpretations and Amendments	Obligatory application for:

New IAS 28: Investments in associate companies and joint businesses

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

Amendment to IAS 19: Employee benefits

Modifies recognition and disclosure of changes in the obligation derived from defined benefit plans and in the assets affected by the plan, eliminating the corridor method and accelerating recognition of costs for past services.

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

Annual periods beginning on or after January 1, 2015.
Improvements to IFRS A series of improvements that are necessary but not urgent and that modify the following standards: IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34.	Annual periods beginning on or after January 1, 2013.

Transition guide (amendments to IFRS 10, 11 and 12)

These amendments clarify the transition guide for IFRS 10. They also simplify the transition of IFRS 10, IFRS 11 and IFRS 12, limiting the requirements to provide adjusted comparative information for just the preceding comparative period. For disclosures related to entities with non-consolidated entity structures, the amendments remove the requirement to present comparative information for periods prior to the first application of IFRS 12.

Annual periods beginning on or after January 1, 2013.

Amendments to IFRS 10, 12 and IAS 27: Investment entities

Under IFRS 10 requirements, reporting entities are required to consolidate all of the companies over which they have control. The amendment establishes an exception to these requirements that allows Investment Entities to measure this investments at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments.”

Annual periods beginning on or after January 1, 2014.

As a result of the application of IFRS 11, Joint Agreements, as of January 1, 2013, the joint venture companies which were consolidated on a proportional basis until the close of these financial statements (see Notes 2.4, 2.6 and 11.2), will be accounted for using the equity method, as required under the new standard for joint agreements that qualify as joint ventures.

The Group is assessing the impact of applying IFRS 9 from the date it goes into effect. In Management’s opinion, the application of other standards, interpretations, and amendments pending application will not have a significant effect on the consolidated financial statements of Endesa Chile and it’s subsidiaries.

The following shows the principal headings of the consolidated financial statements of Endesa Chile. In order to reflect the effects of retrospectively applying of IFRS 11 Joint Agreements:

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	31-12-2012 Actual ThCh$	31-12-2012 With IFRS 11 ThCh$

Current assets	834,985,891	781,353,916
Non-current assets	5,653,704,033	5,665,480,069
TOTAL ASSETS	6,488,689,924	6,446,833,985

Current liabilities	1,085,498,228	1,066,017,627
Non-current liabilities	1,968,548,251	1,946,323,029
Equity attributable to shareholder of the company	2,541,242,399	2,541,242,399
Non-controlling interests	893,401,046	893,250,930
TOTAL EQUITY AND LIABILITIES	6,488,689,924	6,446,833,985

CONSOLIDATED STATEMENTS OF INCOME

Total revenue	2,369,386,374	2,320,385,324
Raw materials and fuel consumption	(1,328,702,775)	(1,318,479,928)
CONTRIBUTION MARGIN	1,040,683,599	1,001,905,396

Gross Operating Result	833,849,536	808,101,160
Depreciation, amortization and impairment losses	(201,640,332)	(195,685,359)
Operating income	632,209,204	612,415,801
Net income before tax	604,513,001	601,855,817
Net income attributable to shareholder of the company	234,335,264	234,335,264
Net income attributable to non-controlling interests	184,707,515	184,687,599
NET INCOME	419,042,779	419,022,863

2.3	Responsibility for the information and estimates made

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Company’s management have been used to quantify some of the assets, liabilities, income, expenses, and commitments recorded in the statements.

These estimates basically refer to:

—	The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.d).

—	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc, (see Note 21).

—	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).

—	The assumptions used to calculate the fair value of financial instruments (see Notes 3.f.5 and 18).

—	Energy supplied to customers whose meter readings are pending.

—

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

—	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.j).

—	Future disbursements for the closure of facilities and restoration of land (see Note 3.a).

—

The tax results of the various subsidiaries of Endesa Chile that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.m).

Although these estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects of such an estimation change in the corresponding future consolidated financial statements.

2.4	Subsidiaries and joint ventures

Subsidiaries are defined as entities in which the Parent Company controls the majority of the voting rights or, should that not be the case, is authorized to direct the financial and operating policies of such entities.

Joint ventures are those in which the situation described in the preceding paragraph exists as a result of an agreement with other shareholders and control is exercised jointly with them.

Appendix 1 of these consolidated financial statements, entitled “Companies comprising the Endesa Chile Group,” describes Endesa Chile’s relationship with each of its subsidiaries and joint ventures.

2.4.1	Changes in the scope of consolidation

During the 2012 and 2011 fiscal years, there were no significant changes in Endesa Chile’s scope of consolidation.

The section titled “Changes in the Endesa Chile Group’s Scope of Consolidation”, included as Appendix 2 to these consolidated financial statements, lists the companies included within the scope of the Group’s consolidation, together with information on the Group’s respective ownership interest percentages.

2.4.2	Consolidated companies with an ownership interest of less than 50%

Although the Endesa Chile Group holds less than 50% interest in Empresa Generadora de Energía Eléctrica S.A. (“Emgesa”), it is considered to be a subsidiary since Endesa Chile exercises control over the entity, either directly or indirectly, through contracts or agreements with shareholders, or as a consequence of its structure, composition, and shareholder classes.

2.4.3	Non-consolidated companies with an ownership interest of over 50%

Although the Endesa Chile Group holds more than a 50% interest in Centrales Hidroeléctricas de Aysén, S.A. (“Aysén”), it is considered a joint venture since the Group, through contracts and agreements with shareholders, exercises joint control of the company.

2.5	Associated companies

Associated Companies are those in which Endesa Chile, either directly or indirectly, exercises significant influence. In general, significant influence is assumed to be those cases in which the Group has a an ownership interest over 20% (see Note 3.g).

Appendix 3 to these consolidated financial statements, entitled “Associated Companies,” describes Endesa Chile’s relationship with each associated company.

2.6	Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-Group transactions have been made.

Joint ventures are consolidated using the proportional consolidation method, Endesa Chile recognizes, line by line, its share of the assets, liabilities, income and expenses of such entities, so the adding of balances and subsequent eliminations take place only in proportion to Endesa Chile’s ownership interest in them.

The comprehensive income of subsidiaries and joint ventures is included in the consolidated comprehensive income statement from the effective date of acquisition until the effective date of disposal or termination of joint control, as applicable.

Endesa Chile’s and its subsidiaries’ operations, as well as those of joint ventures, have been consolidated under the following basic principles:

1.

At the date of acquisition, the assets, liabilities, and contingent liabilities of the subsidiary or joint venture are recorded at market value. If, in the parent company’s holding, there is a positive difference between the acquisition cost and the fair value of the assets and liabilities of the company acquired, including contingent liabilities, this difference is recorded as goodwill. If the difference is negative, it is recorded as a credit to income.

2.

Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

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

Exchange differences arising from the translation of the financial statements are recognized in the item “Exchange difference on translation” within the consolidated statement of comprehensive income: Other comprehensive income (see Note 22.2).

Translation adjustments that existed prior to Endesa Chile’s transition date to IFRS on January 1, 2004, were transferred to reserves, using the exemption for that purpose in IFRS 1 “First time Adoption of IFRS” (see Note 22.5l).

All balances and transactions between consolidated companies, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

3.	ACCOUNTING PRINCIPLES APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a)	Property, plant, and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have been experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 7.22% and 8.83%. The amount capitalized for this concept amounted to ThCh$ 23,915,042, ThCh$ 29,922,494 and ThCh$ 11,744,123 for the years ended December 31, 2012, 2011, and 2010, respectively.

Employee expenses directly related to construction in progress. The amounts capitalized under this concept for the periods ended December 31, 2012, 2011 and 2010 were ThCh$ 12,763,185, ThCh$ 10,597,856 and ThCh$ 10,126,128, respectively.

Future disbursements that Endesa Chile will have to make to close its facilities are incorporated into the value of the asset at present value, recording in the accounting the corresponding provision. The Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 20).

Items acquired before Endesa Chile’s date of transition to IFRS, on January 1, 2004, include in the acquisition cost, where appropriate, asset reappraisals permitted in the various countries to adjust the value of the property, plant and equipment for inflation as of that date (see Note 22.5I).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization, or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life, are capitalized as a greater cost for the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life, or its economic capacity, are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Periodic maintenance, conservation and repair expenses are recorded directly in results as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in Note 3.d. considers that the book value of assets does not exceed their net recoverable value.

Property, plant, and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates are periodically reviewed and, if appropriate, adjusted prospectively.

The following are the main categories of property, plant, and equipment with their respective estimated useful lives:

Classes of Property, plant and equipment	Years of estimated useful life
Buildings	22 – 100
Plant and equipment	3 – 65
IT equipment	3 – 15
Fixtures and fitting	5 – 21
Motor vehicles	5 – 10
Others	2 – 33

Additionally the following provides greater detail on the useful lives of plant and equipment items:

Years of estimated useful life
Generation facilities:
Hydroelectric plants
Civil engineering works	35-65
Electro - mechanical equipment	10-40
Coal - fired /fuel - oil power	25-40
Combined-cycle plants	10-25
Renewables energy power plants	35
Transmission and distribution facilities:
High-voltage network	10-60
Low and medium-tension network	10-60
Measuring and remote control equipment	3-50
Other facilities	4-25

Regarding the administrative concessions held by the Group’s electric companies, the following lists the years remaining until expiration for the concessions that do not have an indefinite term:

Company	Country	Concession term	Period remaining until expiration

Hidroeléctrica El Chocón S.A. (Generation)	Argentina	30 years	11 years

The Group’s management evaluated the specific contract term of each of the aforementioned concession and concluded that there are no determining factors indicating that the grantor (a government entity) controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12 “Service Concession Agreements,” which establishes how to record and value certain types of concessions (see Note 3.c.1 for concession agreements within the scope of IFRIC 12).

Concession contracts not covered under IFRIC 12 are recognized according to general criteria. To the extent that the Group recognizes assets as property, plant, and equipment, they are amortized over their economic life or the concession term, whichever is shorter. Any required investment, improvement or replacement made by Endesa Chile is calculated as an impairment to Property, Plant, and Equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized in income for the period and calculated as the difference between the sale value and the net book value.

b)	Goodwill

Goodwill generated upon consolidation represents the difference between the acquisition cost and the Group’s share of the fair value of assets and liabilities, including identifiable contingent liabilities of a subsidiary at the acquisition date.

Acquired assets and liabilities are temporarily valued as of the date the company takes control and are reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts which are presented for comparison purposes are modified to include the value of the acquired assets and liabilities and of the definitive goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued in the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill generated before the date of transition to IFRS, on January 1, 2004, is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (see Notes 13 and 22.5.l)

Goodwill is not amortized; instead, at each period end the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if so, it immediately adjusts for impairment (see Note 3.d).

c)	Intangible assets other than goodwill

Intangible assets are initially recognized at acquisition or production cost, and are subsequently valued at their cost, net of their accumulated amortization and of the impairment losses they may have experienced.

Intangible assets are amortized on a straight-line basis during their useful life, starting from the time that in usable condition, except for those with an indefinite useful, which are net amortized. As of December 31, 2012, there were no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets impairment losses and, if applicable recovery of impairment losses recorded in previous fiscal years are explained in letter d) of this Note.

c.1)	Concessions

IFRIC 12 “Service Concession Agreements” provides accounting guidelines for public-to-private service concession agreements. This accounting interpretation applies if:

a) The grantor controls or regulates which services the operator should provide with the infrastructure to whom it must provide them, and at what price; and

b) The grantor controls, through ownership, beneficial entitlement, or other wise any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, an intangible asset is recognized to the extent that the operator receives the right to charge the users of the public service, provided that these rights are contingent on the degree to which the service is used.

These intangibles are initially recognized at cost, with cost understood to be the fair value of the service provided plus other direct costs that are directly attributable to the operation. They are then amortized over the duration of the concession.

The Group operates administrative concessions in which the counterpart is a government entity. The Túnel El Melón is the only concession with determining factors leading to the conclusion that the requirements explained above are met simultaneously.

In the concession of the Túnel El Melón, the Chilean Ministry of Public Works (the “MOP”) and our subsidiary Sociedad Concesionaria Túnel El Melón S.A. signed a concession agreement that establishes both the services that the operator must provide and the price of these services. The concession right expires in June 2016, at which time the MOP recovers the right to exploit the Túnel El Melón assets, with no need for the MOP to meet any specific conditions.

The Group has applied the intangibles method established in IFRIC 12. It has not recognized any financial assets in connection with the El Melón Tunnel concession since the agreement signed with the MOP does not provide for guaranteed revenues regardless of circumstances.

The following subsidiary has recognized an intangible asset for its concession agreements:

Concession Holder and Operator	Country	Term	Period remaining to expiration
Concesionaria Túnel El Melón S.A. (highway infrastructure)	Chile	23 years	4 years

c.2)	Research and development expenses

Endesa Chile and subsidiaries follow the policy of recording the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. These expenses in the years 2012, 2011 and 2010 amounted to ThCh$ 2,298,344, ThCh$ 2,104,631 and ThCh$ 2,460,261, respectively.

c.3)	Other intangible assets

These intangible assets correspond primarily to computer software, water rights and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software programs are amortized, on average, over five years. Certain easements and water rights have indefinite useful lives and are therefore not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

d)	Asset impairment

During the year, and principally at year end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the proceeding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

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

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, which in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country. At the end of 2012 and 2011, projections were extrapolated from the following rates:

Country	Currency	2012	2011
		Rate g	Rate g
Chile	Chilean peso	2.3% - 4.1%	4.2%
Argentina	Argentine peso	8.6%	7.0%
Brazil	Brazilian real	5.1% - 6.1%	5.0% - 6.0%
Peru	Peruvian sol	3.7%	3.2%
Colombia	Colombian peso	4.3%	4.4%

These flows are discounted to calculate their current value - tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The current cost of money and the risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate this value.

The following are the before - tax discount rates, applied in 2012 and 2011 expressed in nominal terms:

Country	Currency	2012		2011
		Minimum	Maximum	Minimum	Maximum

Chile	Chilean peso	8.4%	14.6%	9.2%	10.1%
Argentina	Argentine peso	26.0%	29.0%	23.0%	26.0%
Brazil	Brazilian real	13.5%	18.0%	9.5%	11.6%
Peru	Peruvian new sol	12.5%		9.3%
Colombia	Colombian peso	14.5%		10.9%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Reversal of impairment loss (impairment loss)” recognized in “profit or loss” in the consolidated statement of comprehensive income.

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

—

In the case of commercial assets, the policy of Endesa Chile and its subsidiaries is to record impairment through an allowance account based on the age of past-due balances. This policy is generally applied except in those cases where a specific collectability analysis is recommended, such as in the case of receivables from publically owned companies.

—

In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non-commercial financial assets.

e)	Leases

The Group applies IFRIC 4 to assess whether an agreement is or contains a lease. Leases that transfer to the lessee substantially all of the risks and rewards inherent in ownership are classified as financial leases. All other leases are classified as operating leases.

Financial leases in which the Group acts as lessee are recognized when the agreement begins. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the lower of the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are divided between the financial expense and principal reduction. The financial expense is recorded in the income statement and distributed over the lease term so as to obtain a constant interest rate for each period over the balance of the debt outstanding. The asset depreciates on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset depreciates over the shorter term between the useful life of the asset and the term of the lease.

Operating lease payments are booked on a straight-line basis over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

f)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one company and a financial liability or equity instrument in another company.

f.1)	Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 11) and those held for sale, into four categories:

-

Trade and other current receivables and Accounts receivable from related companies: These are recorded at amortized cost, which is the initial fair value less of principal repayments made, plus accrued and uncharged interest calculated using the effective interest-rate method.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and is charged to financial income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected life of the financial instrument (or, when appropriate, over a shorter period) to the net carrying amount of the financial asset or financial liability.

-	Held-to-maturity investments: investments that the Group intends to hold and are capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

-

Financial assets at fair value with changes in net income: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated using fair value criteria. They are valued in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

-	Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories (see Note 6).

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

This account within the statement of consolidated financial position includes cash and bank balances, time deposits, and other highly liquid investments with a maturity of three months or less when acquired readily convertible to cash and which are subject to insignificant risk of changes in value.

f.3)	Financial liabilities other than derivatives

Financial liabilities are generally recorded based on cash received, net of any costs incurred in the transaction. In subsequent periods these obligations are valued at their amortized cost, using the effective interest-rate method (see Note 3.f.1).

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

f.4)	Derivative financial instruments and hedge accounting

Derivatives held by the Group are primarily transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities”. For derivatives on commodities, the positive value is recorded in “Trade and other current receivables,” and negative values are recorded in “Trade and other current liabilities.”

Changes in fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recorded as follows:

-

Fair value hedges: The underlying portion for which the risk is being hedged is valued at its fair value. as is the hedge instrument. and any changes in the value of both are recorded in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

-

Cash flow hedges: Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as “Reserve for cash-flow hedges.” The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

A hedge is considered highly effective when changes in the fair value or the cash flows of the underlying item directly attributable to the hedged risk, are offset by changes in the fair value or the cash flows of the hedging instrument, with effectiveness ranging from 80% to 125%.

The Company does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of the period, recording any differences in value directly in income, except when all of the following conditions are met:

-	The sole purpose of the agreement is for the Group’s own use.

-	The Group’s future projections justify the existence of these agreements for its own use.

-	Past experience with agreements shows that they have been utilized for the Group’s own use, except in certain isolated cases when they had to be used for exceptional reasons or reasons associated with logistical issues beyond the control and projection of the Group.

-	The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

Long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, the electricity purchase contracts are used to make sales to end-customers, and the electricity sale contracts are used to sell the company’s own product.

The Company also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken together they are not being accounted for at fair value. If they are not closely related. they are recorded separately and changes in value are accounted for directly in the comprehensive income statement.

f.5)	Fair value measurement and classification of financial instruments

The fair value of the various derivative financial instruments is calculated as follows:

—	For derivatives traded on a formal market, by its quoted price as of year-end.

—

The Group values derivatives not traded on formal markets by using discounted expected cash flows and generally accepted options valuation models, based on current and future market conditions as year-end.

Using the procedures described. the Group classifies financial instruments at the following levels:

Level 1:	Quoted price (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

f.6)	Derecognition of financial assets

Financial assets are derecognized when:

—

The contractual rights to receive cash flows related to the financial asset expire or have been transferred or, if when the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more receivers.

—

The Group has substantially transferred the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards but when it does not retain control over the asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.f.1).

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

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which Endesa Chile is entitled based on interest is recorded under “Share of profit (loss) of associates accounted for using equity method.”

Appendix 3, “Endesa Chile Associate Companies,” included in these consolidated financial statements, provides information about Endesa Chile’s relationship with each of its associates.

h)	Inventories

Inventories are valued at the lower of their weighted average acquisition price and their net realization value.

i)	Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

Gains and losses from the disposal of treasury shares are recorded under the heading total “Equity-Retained earnings.” As of December 31, 2012, there are no treasury shares, and no transactions with treasury shares were made during the 2012, 2011 or 2010.

j)	Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events which may negatively impact the equity of the Group, and whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that the Group will have to disburse to settle the obligation.

Provisions are quantified using the best information available as of the date of issuance of the consolidated financial statements regarding the consequences of the event causing the provision and are re-estimated at each subsequent accounting close.

j.1)	Provisions for post-employment benefits and similar obligations

Endesa Chile and some subsidiaries have pension and similar obligations toward their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, are accrued and paid by the Company.

For defined benefit plans, the cost of providing benefits is determined using the accrual criteria during the working lives of the employees by carrying out, at the date of the financial statements, of actuarial valuations calculated using the project credit-unit method. Past service costs relating to changes in benefits are recognized immediately to results to the extent that the benefits are already accrued.

Contributions to defined contribution benefit plans are recognized as an expense when the employees have rendered their services.

Actuarial gains and losses arising in the measurement of the liabilities connected with these plans are recognized directly under “Equity - Accumulated earnings (losses).”

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

Likewise, at the end of each year, balances receivable or payable in a currency other than each company’s functional currency are translated using the year-end exchange rate. Any valuation differences are booked as “Foreign currency exchange differences” in the comprehensive income statement.

The Group has established a policy to hedge the portion of its revenue that is directly linked to variations in the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash-flow hedge transactions, are charged. net taxes, to a reserve account in equity recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

l)	Current / non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations may have been classified as long-term liabilities.

m)	Income tax

Income taxes for the period are determined as the sum of current taxes of Endesa Chile’s different subsidiaries and result from applying the tax rate to the taxable base for the period, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized or settled.

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

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and jointly – controlled companies in which Endesa Chile can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Any deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses,” except when doubts exist about their tax realization in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, in order to ensure they remain current and otherwise make any necessary corrections based on the results of this analysis.

n)	Revenue and expense recognition

Revenues and expenses are recognized on an accrual basis.

Revenue is recognized when the gross inflow of economic benefits arising in the course of the ordinary activities of Endesa Chile and subsidiaries in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, based on the stage of completion of the service rendered at the date of the statement of financial position.

Endesa Chile and subsidiaries excludes from the revenue figure gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account.

When goods or services are exchanged or swapped for goods or services of a similar nature, the exchange is not regarded as a revenue-generating transaction.

Endesa Chile and subsidiaries record the net amount of non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Interest income (expense) is recognized at the effective interest rate applicable to the outstanding principal over the repayment period.

The Company operates mainly in the electricity-generation segment and a minor percentage relates to other revenue related to the principal activity.

o)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period. excluding the average number of the shares of the Company, held by any of the Group subsidiaries, if any.

During the 2012, 2011 and 2010 fiscal years, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

p)	Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to their shareholders on a yearly basis, prorated by the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of the net income for each year, except when accumulated losses from prior years must be absorbed.

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

As of the issuance of these financial statements, Endesa Chile voluntarily modified the presentation of its cash flows from operating activities, changing from the indirect to the direct method. This change has been applied retroactively to the presentation of the consolidated cash flows statement for the 2011 and 2010 fiscal years.

The cash flow statement reflects the changes in cash that took place during the period using the following expressions and corresponding meanings:

-	Cash flows: cash and cash equivalents inflows and outflows, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered as investing or financing activities.

-	Investment activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

a)	Chile

In Chile, the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining —whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law)— as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendence of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and, finally, the recently created Ministry of Energy, which will be responsible for proposing and guiding public policies on energy matters. It also oversees the SEF. the CNE, and the Chilean Commission for Nuclear Energy, thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy. The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market. including electricity companies, system operators, regulators, etc.

The Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the  Sistema Interconectado del Norte Grande (SING), and two separate and medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. Given their characteristics, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on the interconnected electrical grid must coordinate their operations through a centralized operating agent, the Centro de Despacho  Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to CDEC-organized energy transfers occurring among power generating companies.

Therefore, a company’s decision to generate electricity is subject to the CDEC’s operation plan. On the other hand, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to. or purchased from, other generators at the spot market price.

A power generating company may have the following types of customers:

(i)

Regulated customers: Those residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2000 kW may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors will be replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(ii)

Unregulated customers: Those customers. mainly industrial and mining companies, with a connected capacity of over 2,000 kW. These consumers can freely negotiate prices for electricity supplies with generators and/or distributors. Customers with capacity between 500 kW and 2,000 kW. as indicated in the preceding paragraph, have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum stay of at least four years under each pricing system.

(iii)

Spot market: This represents energy and capacity transactions among generating companies that result from the CDEC’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CDEC. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set half-yearly by the regulators.

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

Regarding renewable energy, in April of 2008 Law 20,257 was enacted, which encourages the use of Non-Conventional Renewable Energies (NCRE). The principal aspect of this law is that at least 5% of generators’ energy sold to its customers should come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached.

On December 31, 2012, the Regulations containing the provisions governing complementary services were published in the Diario Oficial (the Official Gazette). These services are understood to be the technical resources in generation, transmission and distribution, and customer facilities that are not subject to price regulations and that each electrical system must have for the coordination of its operations as stipulated in Article 137 of the General Law on Electrical Services.

b) The Rest of Latin America

In the other Latin American countries where the Group operates, different regulations are enforced. In general, regulations in Brazil, Argentina, Peru, and Colombia allow participation of private capital in the electricity sector, uphold free competition in electricity generation, and define criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in this activity. Unlike Chile, state-owned companies participate in the electricity sector together with private companies in electricity generation, transmission, and distribution activities. Argentina began to show signs of intervening in the electricity market in 2002. This intervention became more marked in 2012, when the government informed companies in the electric industry of the general guidelines for restructuring the market, which will put an end to the marginalist system established in the 1990’s. The most significant changes should occur in the power generation sector.

In principle, all of these countries allow companies to participate in different activities (generation, distribution, and commercial), as long as these activities are properly separated both from an accounting and corporate point of view. Nevertheless, the transmission sector is where the strictest restrictions are usually imposed, mainly due to its nature and the need to assure adequate access to all players.

In connection with the electricity generation businesses, these are open markets in which private players are free to make their own investment decisions. The exceptions are: Brazil, a country which, based on the contractual needs of the distribution companies, the Ministry of Energy actively participates in the electricity system’s expansion by establishing capacity quotas by technology (separate bids for thermal, hydraulic, or renewable energies) or participates directly by organizing public bids for specific projects;

and Argentina where, despite the government’s promotion of initiatives to encourage electricity investments, such as “Energía Plus,” installed capacity has not increased as much as expected. This has led the government to develop a new monopolistic or oligopolistic direct regulation model it calls “Costo Plus” (Cost Plus) and has the following “declared principles”: i) An income will be applied to each company based on the sum of its net equity and financial debt, subtracting redundant assets; ii) “Reasonable profits” will be recognized; and iii) Efficient operating costs will be recognized.

In addition, operations in these countries are centrally coordinated, with an independent operator coordinating load dispatch. Except for Colombia, where dispatch is based on prices offered by the players, in the other countries load dispatched is centralized, based on variable production costs in order to ensure the fulfillment of the demand at a minimum cost for the system. From that dispatch, the marginal cost, which defines the price for spot transactions, is determined.

Nevertheless, in Argentina and Peru there is currently some level of intervention in setting prices in these marginal generation markets. This has occurred in Argentina since the 2002 crisis and also in Peru as a result of a recent Emergency Law enacted in 2008 and expected to be in force until 2015, which defines an idealized marginal cost, considering that the present restrictions do not exist for the gas and electricity transportation system.

In Colombia, Brazil, Peru, and Argentina, generation players are able to sell energy through contracts in the regulated or unregulated markets, and to trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, although the limits that define this status vary in each market. The principal differences among the markets involve how energy sales are regulated among generators and distributors and how regulated prices are established for the determination of the tariffs charged to end users. In Argentina, however, with the changes that are taking place in the generation sector, it is unclear what the generating companies’ role as sellers will be.

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

In Peru, as in Chile, distributors are obligated to enter into contracts, and the legislation was amended so that public bids for energy would be based on distributor requirements. Currently, there are only a few contracts between generators and distributors that are in force at “bar price” (the equivalent of the node price in Chile), which is set on the basis of centralized calculations. However, since 2007 contracts are based on public bids. The authority approves the terms and conditions for the bidding and sets the maximum price for each bid.

In all the countries there is some statute in force that promotes the use of renewable energy. However, only in Chile is an obligatory quota defined for the incorporation of this kind of technology.

5.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2012, 2011, and 2010 is as follows:

CASH AND CASH EQUIVALENTS	Balance as of
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Cash balances	150,519	573,894	50,988
Bank balances	193,814,138	163,678,549	93,172,693
Time deposits	59,313,678	60,181,818	50,782,952
Other fixed-income instruments	23,516,340	196,848,023	189,263,226

Total	276,794,675	421,282,284	333,269,859

Short-term time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of investments. Other fixed-income investments are mainly repurchase agreements maturing in 30 days or less. There are no cash and cash equivalents balances held by the Group that are not available for their use.

b)	The detail of cash and cash equivalents by currency of the above figures is as follows:

CURRENCY	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
Chilean peso	18,777,651	178,061,878	152,647,257
Argentine peso	6,942,739	18,496,001	13,504,738
Colombian peso	187,767,447	136,254,802	74,588,339
Brazilian real	-	192,957	12,943,946
Peruvian Sol	31,593,851	29,927,607	79,297,297
U.S. dollar	31,712,987	58,349,039	288,282

Total	276,794,675	421,282,284	333,269,859

6.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2012 and 2011 is as follows:

Other financial assets	Current		Non-current
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
			0
Available-for-sale financial investments – quoted equity securities	-	-	6,358	61,676
Available-for-sale – unquoted equity securities	-	-	2,851,324	2,803,729
Hedging derivatives (*)	51,876	723,067	29,200,554	9,385,907
Non-hedging derivatives (**)	-	47,504	-	-
Financial assets at fair value through profit or loss	25,067,909	-	-	-
Others	-	143,638	1,344,666	1,347,358

Total	25,119,785	914,209	33,402,902	13,598,670

(*) See Note 18.2.a

(**) See Note 18.2.b

7.	TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2012 and 2011 is as follows:

Trade and other receivables, gross	Balance at
	12-31-2012		12-31-2011
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, gross	234,985,314	146,964,151	302,621,918	151,608,768
Trade receivables, gross	145,421,613	140,323,852	257,415,659	148,367,033
Other receivables, gross	89,563,701	6,640,299	45,206,259	3,241,735

Trade and other receivables, net	Balance at
	12-31-2012		12-31-2011
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, net	230,397,862	146,964,151	296,146,589	151,608,768
Trade receivables, net (*)	142,096,269	140,323,852	252,266,420	148,367,033
Other receivables, net (**)	88,301,593	6,640,299	43,880,169	3,241,735

(*) Includes in 2012 ThCh$ 12,307,382 deriving from conciliation, settlement and price determination between Endesa Chile and CMPC.

(**) Includes in 2012 accounts receivable from insurance companies amounting to ThCh$ 74,873,533 (Bocamina I and II plants).

In general, trade and other receivables do not accrue interest.

The Group has no customers with sales representing 10% or more of its ordinary revenue in the years ended December 31, 2012 and 2011.

Refer to Note 8.1 for detailed information on amounts, terms, and conditions associated with accounts receivable from related companies.

b)	As of December 31, 2012 and 2011, the balance of unimpaired past-due trade receivables is as follows:

Trade accounts receivable past due and unpaid but not impaired	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$
Less than three months	924,001	3,747,049
Between three and six months	587,652	495,796
Between six and twelve months	1,394,740	76,278
More than twelve months	-	1,189,475
Total	2,906,393	5,508,598

b)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade receivables past due and impaired	Current and Non-current ThCh$
Balance at January 1, 2011	2,105,304
Increases (decreases) for the year	4,024,394
Amounts written off	(74,259)
Foreign currency translation differences	419,890
Balance at December 31, 2011	6,475,329
Increases (decreases) for the year (*)	(1,460,736)
Amounts written off	(271,908)
Foreign currency translation differences	(30,262)
Other movement	(124,971)
Balance at December 31, 2012	4,587,452

(*) See Note 26: Depreciation, amortization and impairment losses.

Write-offs for bad debt

Past due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures, for the few cases that arise in each country.

c)	Additional information:

-	Additional statistical information required under official bulletin 715 of February 3, 2012, XBRL taxonomy: see Appendix 6.

-	Complementary information on trade receivables: see Appendix 6.1.

8.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between the Company and its subsidiaries and joint ventures have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

8.1	Balances and transactions with related companies

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Receivables from related companies

							Balance at
							Current		Non-current
Taxpayer ID No. (Rut)	Company	Transaction	Term of transaction	Relationship	Currency	Country	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Foreign	Comercializadora de Energía del Mercosur S.A.	Sale of energy	Less than 90 days	Associate	$ Arg	Argentina	3,259,940	2,135,015	-	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	$ Arg	Argentina	5,788,317	483,179
Foreign	Comercializadora de Energía del Mercosur S.A.	Sale of gas	Less than 90 days	Associate	$ Arg	Argentina	-	-	-	-
96,800,570-7	Chilectra S.A.	Sale of energy	Less than 90 days	Common parent	CH$	Chile	15,575,922	12,737,733	-	-
96,800,570-7	Chilectra S.A.	Tolls	Less than 90 days	Common parent	CH$	Chile	-	1,805,810	-	-
96,800,570-7	Chilectra S.A.	Other services	Less than 90 days	Common parent	CH$	Chile	855,814	975,867	-
Foreign	Companhia Interconexao Energética S.A.	Trading account	Less than 90 days	Common parent	US$	Brazil	7,903,684	8,412,834	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Sale of energy	Less than 90 days	Common parent	$ Col	Colombia	14,882,711	34,796,603	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common parent	$ Col	Colombia	84,496	-	-	-
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common parent	Soles	Peru	-	208,118
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Sale of energy	Less than 90 days	Common parent	Soles	Peru	9,221,914	10,301,087	-	-
Foreign	Empresa Distribuidora Sur S.A.	Trading account	Less than 90 days	Common parent	$ Arg	Argentina	9,428	3,500	-	-
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Sale of energy	Less than 90 days	Common parent	CH$	Chile	2,768	12,375	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Sale of energy	Less than 90 days	Common parent	$ Col	Colombia	243,906	307,638	-	-
94,271,000-3	Enersis S.A.	Other services	Less than 90 days	Parent company	CH$	Chile	999,042	365,090	-	-
Foreign	Generalima S.A.	Other services	Less than 90 days	Common parent	CH$	Peru	23,890	311,013	-	-
76,418,940-K	GNL Chile S.A.	Other services	Less than 90 days	Associate	US$	Chile	546,833	591,541	-	-
76,418,940-K	GNL Chile S.A.	Loans	Less than 90 days	Associate	US$	Chile	379,802	379,862	-	-
76,788,080-4	GNL Quintero S.A.	Sale of energy	Less than 90 days	Associate	CH$	Chile	771,985	8,926,072	-	-
76,107,186-6	ICT Servicios Informáticos Ltda.	Other services	Less than 90 days	Common parent	CH$	Chile	56,689	18,979	-	-
79,913,810-7	Inmobiliaria Manso de Velasco S.A.	Other services	Less than 90 days	Common parent	CH$	Chile	1,667	651	-	-
96800460-3	Luz Andes Ltda.	Sale of energy	Less than 90 days	Common parent	CH$	Chile	546	3	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Sale of energy	Less than 90 days	Common parent	CH$	Chile	22,457	12
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Sale of energy	Less than 90 days	Common parent	CH$	Chile	95,399	7	-	-
Foreign	Distrilec Inversora S.A.	Dividends	Less than 90 days	Associate	US$	Argentina	8,443	10,492	-	-
Foreign	PH Chucas Costa Rica	Other services	Less than 90 days	Common parent	CH$	Costa Rica	42,019	317,563	-	-
Foreign	Endesa Generación S.A.	Commodity derivatives (*)	Less than 90 days	Common parent	CH$	Spain	784,741	-	-	-
Foreign	Central Dock Sud	Other services	Less than 90 days	Common parent	CH$	Spain	17,256	-	-	-

	Total						61,579,669	83,101,044	-	-

	(*) See Note 18.3.a

b)	Payables to related companies

							Balance at
							Current		Non-current
Taxpayer ID No. (Rut)	Company	Transaction	Term of transaction	Relationship	Currency	Country	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Foreign	Carboex S.A.	Other services	Less than 90 days	Common parent	CH$	Spain	-	5,586,847	-	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Fuel purchases	Less than 90 days	Associate	$ Arg	Argentina	7,202,746	19,615,744	-	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	$ Arg	Argentina	752	-	-	-
96,800,570-7	Chilectra S.A.	Other services	Less than 90 days	Common parent	CH$	Chile	208,612	1,510,401	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy purchases	Less than 90 days	Common parent	$ Col	Colombia	1,881,909	-	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Tolls	Less than 90 days	Common parent	$ Col	Colombia	-	4,155,760	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common parent	$ Col	Colombia	58,905	-	-	-
Foreign	Compañía de Transmisión del Mercosur S.A.	Trading account	Less than 90 days	Common parent	$ Arg	Argentina	7,903,684	8,412,834	-	-
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common parent	Soles	Peru	-	-	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common parent	Soles	Peru	19,405	13,875	-	-
Foreign	Empresa Distribuidora Sur S.A.	Trading account	Less than 90 days	Common parent	$ Arg	Argentina	74,533	60,111	-	-
96,806,130-5	Electrogas S.A.	Other services	Less than 90 days	Associate	CH$	Chile	54,607	538,373	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Tolls	Less than 90 days	Common parent	$ Col	Colombia	95,007	124,779	-	-
Foreign	Endesa Latinoamérica S.A.	Dividends	More than 90 days	Common parent	CH$	Colombia	725,029	957,059	-	-
Foreign	Endesa Latinoamérica S.A.	Dividends	Less than 90 days	Common parent	$ Col	Colombia	9,726,465	4,457,125	-	-
94,271,000-3	Enersis S.A.	Other services	Less than 90 days	Parent company	CH$	Chile	819,438	480,824	-	-
94,271,000-3	Enersis S.A.	Dividends	Less than 90 days	Parent company	CH$	Chile	42,166,288	80,410,515	-	-
94,271,000-3	Enersis S.A.	Trading account	Less than 90 days	Parent company	CH$	Chile	111,270,569	2,800	-	-
76,418,940-K	GNL Chile S.A.	Gas purchases	Less than 90 days	Associate	CH$	Chile	25,884,955	8,517,317	-	-
76,107,186-6	ICT Servicios Informáticos Ltda.	Other services	Less than 90 days	Common parent	CH$	Chile	310,228	270,262	-	-
76,107,186-6	ICT Servicios Informáticos Ltda.	Trading account	Less than 90 days	Common parent	CH$	Chile	-	8,234	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchases	Less than 90 days	Common parent	CH$	Chile	216,029	182,599	-	-
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Energy purchases	Less than 90 days	Common parent	CH$	Chile	15,896	41,017	-	-
Foreign	Endesa Generación	Fuel purchases	Less than 90 days	Common parent	CH$	Spain	4,556,927	-	-	-
Foreign	Endesa Generación	Commodity derivatives (*)	Less than 90 days	Common parent	CH$	Spain	32,200
Foreign	Central Termica Manuel Belgrano	Trading account	Less than 90 days	Associate	$ Arg	Argentina	-	846	-	-
Foreign	Enel Energy Europe	Other services	Less than 90 days	Common parent	$ Col	Spain	34,487	39,167	-	-
Foreign	Enel Energy Europe	Other services	Less than 90 days	Common parent	$ Arg	Spain	45,107	-	-	-
Foreign	Enel Energy Europe	Other services	Less than 90 days	Common parent	Soles	Spain	48,086	-	-	-
Foreign	Enel Energy Europe	Other services	Less than 90 days	Common parent	CH$	Spain	166,923	-	-	-
Foreign	Enel Produzione	Other services	Less than 90 days	Common parent	CH$	Spain	80,928	-	-	-
Foreign	Central Dock Sud	Other services	Less than 90 days	Common parent	CH$	Spain	407	-	-	-

	Total						213,600,122	135,386,489	-	-

(*) See Note 18.3.a

c)	Significant transactions and effects on income/expenses:

Transactions with non-consolidalable related companies and their effects on profit or loss are follows:

Taxpayer ID No. (Rut)	Company	Relationship	Transaction	Country	Balance at
					12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
78,970,360-4	Sociedad Agrícola e Inmobiliaria Pastos Verdes Ltda.	Common parent	Services provided	Chile	-	-	49,870
96,800,570-7	Chilectra S.A.	Common parent	Energy sales	Chile	177,486,847	185,387,242	315,880,308
		Common parent	Energy purchases	Chile		(1,190,687)	-
		Common parent	Services provided	Chile	2,564,327	857,384	1,965,720
		Common parent	Services received	Chile	(10,796)	(1,586)	(2,546)
		Common parent	Electricity tolls	Chile	(711,218)	(1,836,817)	(4,866,549)
Foreign	Cia A. Multiser. Perú Ltda.	Common parent	Services received	Peru	-	(10,349)	(33,536)
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Common parent	Energy sales	Chile	9,124	200,712	204,826
		Common parent	Electricity tolls	Chile	14,055	17,295	(16,834)
		Common parent	Services provided	Chile	42	7,963	31
94,271,000-3	Enersis S.A.	Parent company	Services provided	Chile	-	1,103,543	1,081,260
		Parent company	Loans	Chile	(8,893,011)	(1,631,521)	(955,224)
		Parent company	Services received	Chile	(1,205,502)	(2,108,577)	(1,997,448)
96,543,670-1	Cia A. Multiser. Ltda.	Common parent	Services provided	Chile	-	3,659	12,188
		Common parent	Services received	Chile	-	(187,913)	943,719
Foreign	Cia A. Multiser Colombia Ltda.	Common parent	Services received	Colombia	-	(76,127)	(462,260)
		Common parent	Services provided	Colombia	-	2,500	18,832
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Common parent	Services provided	Chile	-	27,780	235,828
		Common parent	Services received	Chile	-	(126,593)	(2,363,628)
Foreign	Synapsis de Argentina Ltda.	Common parent	Services received	Argentina	-	-	(53,256)
Foreign	Synapsis Perú Ltda.	Common parent	Services received	Peru	-	(29,294)	(662,426)
Foreign	Synapsis Colombia Ltda.	Common parent	Services received	Colombia	-	(11,199)	(533,088)
		Common parent	Loans	Colombia		-	119
Foreign	Empresa Distribuidora Sur S.A.	Common parent	Energy sales	Argentina	24,023	26,337	30,860
96,800,460-3	Luz Andes Ltda.	Common parent	Energy sales	Chile	732	19,917	26,066
		Common parent	Services received	Chile	-	-	(1)
		Common parent	Electricity tolls	Chile	1,486	2,548	112
		Common parent	Services provided	Chile	-	1,294	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common parent	Energy sales	Colombia	177,490,874	177,111,431	141,854,364
		Common parent	Energy purchases	Colombia	(341,378)	-	(111,254)
		Common parent	Services provided	Colombia	128,511	216,572	95,231
		Common parent	Services received	Colombia	(285,771)	(544,956)	(445,908)
		Common parent	Loans	Colombia	(658,607)	(568,669)	(1,130,297)
		Common parent	Electricity tolls	Colombia	(23,676,437)	(22,164,546)	(20,283,029)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Electricity tolls	Argentina	(5,850)	-	-
		Associate	Services received	Argentina	(517,069)	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common parent	Energy sales	Peru	98,807,132	113,677,669	109,531,161
		Common parent	Electricity tolls	Peru	(137,978)	(179,444)	(150,526)
		Common parent	Services received	Peru	-	(57,535)	(74,825)
		Common parent	Services provided	Peru	100,105	9,648	-
Foreign	Endesa Latinoamericana S.A.	Common parent	Services received	Spain	-	(2,891)	-
Foreign	Endesa Brasil S.A.	Associate	Services provided	Brazil	-	427,898	626,134
		Associate	Loans	Brazil	-	(3,866,183)	-
Foreign	Endesa Generación	Common parent	Fuel consumption	Spain	(41,522,504)	-	-
Foreign	Endesa Trading.	Common parent	Fuel consumption	Spain	(705,859)	-	-
Foreign	Empresa de Energía de Piura S.A.	Common parent	Energy sales	Peru	267,642	97,878	3,512
		Common parent	Energy purchases	Peru	(2,374,756)	(2,404,335)	(5,418,295)
		Common parent	Services provided	Peru	128,134	206,808	196,624
		Common parent	Services received	Peru	-	-	(48,681)
Foreign	Generalima S.A.	Common parent	Services provided	Peru	23,890	598,179	392,235
Foreign	Empresa de Energía de Cundinamarca S.A.	Common parent	Electricity tolls	Colombia	(505,024)	(409,477)	(179,597)
		Common parent	Energy sales	Colombia	8,171,445	8,534,042	4,250,274
76,788,080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	638,187	5,839,244	418,290
		Associate	Loans	Chile	-	-
		Associate	Services provided	Chile	661,296	600	86,563
		Associate	Electricity tolls	Chile	-	984,760	-
Foreign	Compañía de Transmisión del Mercosur S.A.	Common parent	Electricity tolls	Argentina	(1,225,319)	-	-
96,806,130-5	Electrogas S.A.	Associate	Gas tolls	Chile	(2,175,039)	(2,677,343)	(2,608,180)
		Associate	Fuel consumption	Chile	(697,653)	(237,593)	(206,438)
		Associate	Loans	Chile	-	10,783	-
76,418,940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(168,238,842)	(132,888,115)	(143,303,323)
		Associate	Loans	Chile	21,995	111,779	49,032
		Associate	Gas transportation	Chile	(34,209,731)	(28,679,684)	(14,109,590)
		Associate	Services provided	Chile	220,493	-	-
96,976,600-0	Gestión Social S.A. (*)	Related to director	Services received	Chile	(49,133)	(71,711)	(87,447)
78,488,290-K	Tironi y Asociados S.A. (*)	Related to director	Services received	Chile	(2,475)	(33,703)	(62,602)
76,107,186-6	ICT Servicios Informáticos Ltda.	Common parent	Services received	Chile	(1,072,506)	(1,061,463)	(431,117)
		Common parent	Services provided	Chile	80,799	97,993	4,450
79,913,810-7	Inmobiliaria Manso de Velasco S.A.	Common parent	Services received	Chile	-	(12,831)	(93,082)
		Common parent	Services provided	Chile	3,403	8,504	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Common parent	Energy sales	Chile	98,441	128,210	8,876
		Common parent	Energy purchases	Chile	(1,987,512)	(3,811,001)	(3,554,055)
		Common parent	Services provided	Chile	-	1,599	-
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Common parent	Energy sales	Chile	133,270	26,659	48,042
		Common parent	Energy purchases	Chile	(757,930)	3,085	-
		Common parent	Services provided	Chile	-	(25,269)	-
		Common parent	Electricity tolls	Chile	(29,745)	(1,935,166)	(1,919,788)
Foreign	CIEN (Companhía interconexao Energética S.A.	Common parent	Electricity tolls	Brazil	1,225,319	-	-
		Common parent	Loans	Brazil	-	(76,201)	-
Foreign	Carboex S.A.	Common parent	Fuel consumption	Spain	(5,042,960)	(39,042,866)	-
		Common parent	Services received	Spain	-	(265,334)	-
Foreign	Enel Green Power Mexico	Common parent	Services provided	Mexico	-	19,216	-
Foreign	Ph Chucas Costa Rica	Common parent	Services provided	Costa Rica	481,177	419,356	-
Foreign	Central Térmica Manuel Belgrano S.A.	Associate	Loans	Argentina	-	287,347	-
Foreign	Central Térmica San Martin S.A.	Associate	Loans	Argentina	-	211,530	-
Foreign	Enel Energy Europe	Common parent	Services provided	Spain	(297,784)	-	-

			Total		171,444,360	248,461,985	371,849,697

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same term and amortization in line with cash flows.

(*) Companies with a connection to Enersis Director, Eugenio Tironi B.

As of December 31, 2012, there is no balance pending payment to Gestión Social S.A. At the end of the 2011 fiscal year, there was a balance payable of ThCh$ 4,119.

8.2	Board of Directors and key management personnel

Endesa Chile is managed by a Board of Directors which consists of nine members. Each director serves for a three-year term after which they can be re-elected.

The Board of Directors was elected at the Ordinary Shareholders Meeting held on April 26, 2012. The Chairman, Vice Chairman, and Secretary were designated at the Board meeting held on April 26, 2012.

a)	Accounts receivable and payable and other transactions

—	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board Directors and key management personnel.

—	Other transactions

No other transactions have taken place between the Company and the members of the Board Directors and key management personnel.

b)	Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation for Directorsis established each year at the Ordinary Shareholders Meeting of Endesa Chile. The method of determining the remuneration described below has not varied since 2001.

The remuneration breaks down as follows:

—	101 UF as a fixed monthly fee, and
—	66 UF as per diem for each Board meeting attended.

Both fees are 100% higher for the Chairman and 50% higher for the Vice Chairman.

Should any director of Endesa Chile be a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or hold the position of director or advisor in other Chilean or foreign companies or legal entities in which Endesa Chile has a direct or indirect ownership interest, that Director can be compensated for his participation in only one of those Boards.

The executive officers of Endesa Chile and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Endesa Chile.

Directors Committee

Each Directors’ Committee member receives a per diem of UF 56 for each meeting attended, with a maximum of 12 paid meetings per year.

The enactment of Law 20,382 on improving corporate governance merges the Directors Committee and the Audit Committee.

The following tables show details of the compensation paid to the members of the Board of Directors as of December 31, 2012, 2011 and 2010:

Name	Position	12-31-2012
		Period of performance	Board of Endesa ThCh$	Board of subsidiaries ThCh$	Directors’ Committee ThCh$	Audit Committee ThCh$	Variable charged to results ThCh$
Jorge Rosenblut Ratinoff	Chairman	01/01/12 to 12/31/12	99,635	-	-	-	-
Paolo Bondi (1)	Vice chairman	01/01/12 to 12/31/12	-	-	-	-	-
Jaime Estévez Valencia (2)	Director	01/01/12 to 04/26/12	15,027	-	5,039	-	-
Francesco Buresti (1)	Director	01/01/12 to 12/31/12	-	-	-	-	-
José María Calvo-Sotelo Ibañez-Martín (2)	Director	01/01/12 to 04/26/12	15,027	-	-	-	-
Vittorio Corbo	Director	01/01/12 to 12/31/12	49,817	-	-	-	-
Jaime Bauza Bauza	Director	01/01/12 to 12/31/12	49,818	-	15,201	-	-
Felipe Lamarca Claro	Director	01/01/12 to 12/31/12	49,818	-	15,201	-	-
Alfredo Arahuetes Garcia (3)	Director	04/26/12 to 12/31/12	35,171	-	-	-	-
Enrique Cibié Bluth (3)	Director	04/26/12 to 12/31/12	35,171		10,162
Manuel Morán Casero (1) ; (3)		04/26/12 to 12/31/12	-	-	-	-	-

TOTAL			349,484	-	45,603	-	-

Name	Position	12-31-2011
		Period of performance	Board of Endesa ThCh$	Board of subsidiaries ThCh$	Directors’ Committee ThCh$	Audit Committee ThCh$	Variable charged to results ThCh$
Jorge Rosenblut Ratinoff	Chairman	01/01/11 to 12/31/11	77,843	-	-	-	-
Paolo Bondi (1)	Vice chairman	01/01/11 to 12/31/11	-	-	-	-	-
Jaime Estévez Valencia	Director	01/01/11 to 12/31/11	38,921	-	18,916	-	-
Francesco Buresti (1)	Director	01/01/11 to 12/31/11	-	-	-	-	-
José María Calvo-Sotelo Ibañez-Martín	Director	01/01/11 to 12/31/11	38,921	-	-	-	-
Luis de Guindos Jurado	Director	01/01/11 to 12/31/11	38,921	-	-	-	-
Vittorio Corbo	Director	01/01/11 to 12/31/11	38,921	-	-	-	-
Jaime Bauza Bauza	Director	01/01/11 to 12/31/11	38,921	-	18,916	-	-
Felipe Lamarca Claro	Director	01/01/11 to 12/31/11	38,921	-	18,916	-	-

TOTAL			311,369	-	56,748	-	-

Name	Position	12-31-2010
		Period of performance	Board of Endesa ThCh$	Board of subsidiaries ThCh$	Directors’ Committee ThCh$	Audit Committee ThCh$	Variable charged to results ThCh$
Jorge Rosenblut Ratinoff	Chairman	01/01/10 to 12/31/10	44,957	-	-	-	-
Paolo Bondi (1)	Vice chairman	01/01/10 to 12/31/10	-	-	-	-	-
Jaime Estévez Valencia	Director	01/01/10 to 12/31/10	23,094	-	23,643	752	-
Francesco Buresti (1)	Director	01/01/10 to 12/31/10	-	-	-	-	-
Leonidas Vial Echeverría	Director	01/01/10 to 04/22/10	6,870	-	756	-	-
Gerardo Jofré Miranda	Director	01/01/10 to 02/28/10	5,713	-	2,260	-	-
Borja Prado Eulate	Director	01/01/10 to 04/22/10	5,455	-	-	-	-
José María Calvo-Sotelo Ibañez-Martín (2)	Director	01/01/10 to 12/31/10	40,839	-	756	-	-
Luis de Guindos Jurado	Director	01/01/10 to 12/31/10	25,046	-	-	752	-
Vittorio Corbo	Director	04/22/10 to 12/31/10	14,623	-	-	-	-
Jaime Bauza Bauza	Director	04/22/10 to 12/31/10	14,623	-	20,628	-	-
Felipe Lamarca Claro	Director	04/22/10 to 12/31/10	13,091	-	15,463	-	-

TOTAL			194,311	-	63,506	1,504	-

(1) Directors Paolo Bondi, Francesco Buresti, and Manuel Moran waived their fees and allowances due to being members of the board of ENDESA.

(2) Directors Jaime Estévez Valencia and José Maria Calvo-Sotelo performed as directors until the Ordinary Shareholders’ Meeting of April 26, 2012.

(3) Directors Alfredo Arahuetes, Enrique Cibié and Manuel Morán were appointed as directors of ENDESA at the Ordinary Shareholders’ Meeting of April 26, 2012.

c)	Guarantees established by the Company in favor of the Directors

No guarantees have been given to the Directors.

8.3	Compensation for key management personnel

a)	Compensation received by key management personnel

Taxpayer ID No. (RUT)	Members of the Senior Management
	Name	Position
23,295,610-0	Joaquín Galindo Vélez	Chief Executive Officer
7,289,154-6	Claudio Iglesis Guillard	Regional Energy Production Officer
5,899,848-6	Juan Benabarre Benaiges	Regional Engineering, Projects, R&D and Innovation Officer
7,893,919-2	José Venegas Maluenda	Regional Energy Management and Marketing Officer
7,044,467-4	Fernando Gardeweg Ried (1)	Chief Finance Officer
23,303,647-1	Luis Larumbe Aragón	Planning and Control Officer
7,208,766-6	Luz María Torm Silva	Human Resources Officer
12,690,736-2	María Francisca Moya Moreno	Communications Officer
10,673,365-1	Sebastián Fernández Cox	Energy Projects and Planning Officer
6,479,975-4	Carlos Martin Vergara	General Counsel

(1)	Fernando Gardeweg Ried became the Chief Finance Officer on September 1, 2012 in replacement of Eduardo Escaffi Johnson who resigned on August 27, 2012.

The accrued remuneration of key management personnel amounts to:

	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
Cash compensation	1,989,781	2,000,299	1,723,008
Short-term benefits for employees	882,323	995,734	598,546
Other long-term benefits	627,678	215,192	119,006

TOTAL	3,499,782	3,211,225	2,440,560

Compensation plans for senior executives and managers

Endesa Chile has implemented an annual bonus plan for its executives based on meeting company-wide objectives and the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross salaries.

b)	Guarantees established by the Company in favor of the management of Endesa Chile.

There are no guarantees granted by the Company in favor of the management of Endesa Chile.

c)	* Guarantee clauses in favor of key management personnel.

* Guarantee clauses for dismissals or changes of control.

There are no guarantee clauses.

* Post-contractual no competition agreement.

There are no such agreements.

8.4	Compensation plans linked to the share price

There are no Board compensation plans linked to the share price.

9.	INVENTORIES

The detail of inventories as of December 31, 2012 and 2011 is as follows:

Classes of Inventory	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$

Supplies for production	42,462,328	31,215,141
Inventories for projects and spares	23,196,105	24,689,123

Total	65,658,433	55,904,264

There are no inventories pledged as security for liabilities.

10.	TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2012 and 2011 is as follows:

	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Monthly provisional tax payments	43,244,475	62,905,560
VAT tax credit	67,101,005	20,485,145
Credit for absorbed earnings	41,528,840	-
Tax credit for training expenses	180,000	2,040
Other	3,314,428	2,122,324

Total	155,368,748	85,515,069

The detail of current tax payables as of December 31, 2012 and 2011 is as follows:

	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Income tax payable	51,904,916	52,024,857
VAT tax charge	8,612,135	12,281,132
Net worth tax	12,748,320	14,593,219
Other	6,498,736	13,276,420

Total	79,764,107	92,175,628

11.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND JOINT VENTURES

11.1	Investments accounted for using the equity method

a)	The following tables present details of the investments in associated companies accounted for using the equity method and the movement in investments during 2012 and 2011:

Movements in investments in associates	Country of origin	Functional currency	Ownership Interest	Balance at 01-01-2012	Share of Profit (Loss)	Dividends declared	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 12-31-2012	Negative equity provision ThCh$	Balance at 12-31-2012
				ThCh$	ThCh$	ThCh$			ThCh$		ThCh$

Electrogas S.A. (1)	Chile	US dollar	42.5000%	9,733,400	4,283,023	(4,186,063)	(761,847)	(38,072)	9,030,441	-	9,030,441
Endesa Brasil S.A.	Brazil	Brazilian real	40.4529%	569,012,759	107,503,620	(4,249,443)	(97,520,065)	(578,190)	574,168,681	-	574,168,681
GNL Quintero S.A.	Chile	US dollar	20.0000%	-	5,198,419	(2,738,825)	644,605	782,465	3,886,664	(3,886,664)	-
GNL Chile S.A. (2)	Chile	US dollar	33.3300%	-	388,865	-	(5,373)	(6,657)	376,835	-	376,835
Endesa Cemsa S.A.	Argentina	Argentine peso	45.0000%	3,428,480	(24,718)	-	(660,005)	(32)	2,743,725	-	2,743,725
Distrilec Inversora S.A. (3)	Argentina	Argentine peso	0.8875%	24,209	(404,308)	-	31,531	(839)	(349,407)	349,407	-

			TOTAL	582,198,848	116,944,901	(11,174,331)	(98,271,154)	158,675	589,856,939	(3,537,257)	586,319,682

Movements in investments in associates	Country of origin	Functional currency	Ownership Interest	Balance at 01-01-2011	Share of Profit (Loss)	Dividends declared	Currency Translation	Other Comprehensive Income ThCh$	Balance at 31-12-2011	Negative equity provision	Balance at 12-31-2011
				ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

Electrogas S.A. (1)	Chile	US dollar	42.5000%	3,827	4,159,992	(4,142,727)	918,611	8,793,697	9,733,400	-	9,733,400
Inversiones Electrogas S.A.	Chile	Chilean peso	42.5000%	8,089,685	-	-	-	(8,089,685)	-	-	-
Endesa Brasil S.A.	Brazil	Brazilian real	40.4485%	566,846,731	115,355,267	(98,855,205)	(6,794,701)	(7,539,333)	569,012,759	-	569,012,759
GNL Quintero S.A.	Chile	US dollar	20.0000%	2,883,634	4,055,771	-	66,991	(15,880,240)	(8,873,844)	8,873,844	-
GNL Chile S.A. (2)	Chile	US dollar	33.3300%	-	-	-	-	-	-	6,658	-
Endesa Cemsa S.A.	Argentina	Argentine peso	45.0000%	3,094,078	249,673	-	84,729	-	3,428,480	-	3,428,480
Distrilec Inversora S.A. (3)	Argentina	Argentine peso	0.8900%	825,392	(787,430)	-	(6,684)	(7,069)	24,209	-	24,209

			TOTAL	581,743,347	123,033,273	(102,997,932)	(5,731,054)	(22,722,630)	573,325,004	8,880,502	582,198,848

(1)	On November 16, 2011, Electrogas S.A. merged with Inversiones Electrogas S.A. by absorbing the latter investment company.
(2)	The negative equity provision balances are show in the item Other non-current non-financial liabilities.
(3)	There is a significant influence since Enersis, Endesa Chile’s parent company, owns a 51.5% interest in Distrilec Inversora S.A.

b)	As of December 31, 2011 and 2010, no changes had taken place in ownership interest in our associate companies.

c)	Additional financial information on investments in associates

- Investments with significant influence,

The following table shows financial information as of December 31, 2012 and 2011 from the financial statements of the main investments in associates where Endesa Chile has a significant influence:

	December 31, 2012
Investments with significant influence	Ownership interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Expenses	Profit (loss)
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Cemsa S.A.	45.00%	46,897,389	873,409	41,673,631	-	3,255,026	(3,309,953)	(54,928)
Endesa Brasil S.A.	40.45%	760,292,147	2,272,323,291	444,024,393	1,349,320,265	2,132,750,328	(1,867,000,405)	265,749,923
Distrilec Inversora S.A.	0.89%	965,234	-	1,013,028	39,323,517	-	(45,557,576)	(45,557,576)
GNL Quintero S.A.	20.00%	72,284,363	541,694,388	27,968,039	610,947,052	101,634,665	(75,642,607)	25,992,058
Electrogas S.A.	42.50%	2,488,996	38,787,769	7,935,168	12,093,501	18,509,416	(8,431,715)	10,077,701

	December 31, 2011
Investments with significant influence	Ownership interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue	Expenses	Profit (loss)
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Cemsa S.A.	45.00%	49,705,466	820,787	42,907,410	-	3,423,785	(2,868,957)	554,828
Endesa Brasil S.A.	40.45%	711,159,450	2,554,157,698	649,588,123	1,423,514,961	1,973,427,447	(1,688,268,186)	285,159,261
Distrilec Inversora S.A.	0.89%	1,198,471	2,767,981	1,238,424	-	-	(88,727,910)	(88,727,910)
GNL Quintero S.A.	20.00%	112,362,755	600,607,534	76,192,955	681,146,225	95,676,650	(75,397,751)	20,278,899
Electrogas S.A.	42.50%	2,688,608	44,772,738	9,510,888	15,048,487	17,218,630	(7,430,408)	9,788,222

None of our associates have published share prices.

Appendix 3 to these consolidated financial statements describes the main activities of our associate companies and the ownership interest the Group holds in them.

-       Additional information

i)	Companhia de Interconexão Energética — CIEN

Our subsidiary Companhia de Interconexão Energética S.A. (CIEN) was initially in the business of selling electricity in Argentina and Brazil, but due to the reduction in the availability of power generation and physical guarantee of energy and its associated power, the Company is focusing its business on a different compensation structure that is not based on the purchase and sale of energy between the countries. Given the strategic importance of the Company’s assets in relations between Brazil and Argentina, the Company and the Brazilian government have jointly drawn up a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation. This new plan involves integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian government.

In previous years, the Argentine and Uruguayan governments formalized toll payments with the Company to transport energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian government to approve the new business plan and believes that it will probably be approved. In addition, on June 4, 2010 the Company signed a new transmission contract for a seven-month period for a total of US$ 155 million to cover the energy transmission required by the Argentine government.

Finally, on April 5, 2011, the Diario Oficial (The Official Gazette) published Portarías Ministeriales (Ministerial Decrees) 210/2011 and 211/2011 that equipped CIEN with a regulated interconnection line involving payment of a regulated toll, The Receita Anual Permitida (RAP), or income permitted annually, corresponded to Brazilian reals 248 million, to be adjusted according to the Broad National Consumer Price Index (IPCA) every year in June and with the rate to be reviewed every four years. The Line 1 concession lasts until June 2020 and the Line 2 concession until July 2022, with compensation provisions for non-amortized investments. This successfully concludes the change in CIEN’s business model that we had previously been reporting.

ii)	Ampla and Coelce

On September 11, 2012, the Brazilian government promulgated Provisional Law 579, which became definitive on January 13, 2013. This directly affects the electricity generation, transmission and distribution concession-holding company, including Ampla and Coelce (subsidiaries of our associate Endesa Brasil). The new legislation establishes, among other things, that the government, as grantor, will use the New Replacement Value (VNR) to make the corresponding payment to the concession-holding companies, with respect to indemnities, for those assets that have not been amortized at the end of the concession period.

This new situation led to a modification in the way in which the subsidiaries of our associate valued and classified the indemnity amounts when the concession period ends. Before, following a focus based on the historic cost of the investments, these rights were booked as an account receivable, now passing to being valued as a function of VNR and classifying these rights as financial investments available for sale. At the close of this year therefore, a new estimate was made of the amounts that Ampla and Coelce expect to receive at the end of the concession period, leading to the booking of a larger asset and financial income amounting to ThCh$ 112,274,835 (ThCh$ 14,182,820 at the level of Endesa Chile, booked as participation in the earnings of associates accounted for using the participation method).

 d)    Restrictions on the use of funds of associates

Endesa Brasil has to comply with certain financial covenants that require that it to maintain a minimum equity, which restricts the transfer of assets to its owners, The Company’s ownership interest in Endesa Brasil’s net restricted assets as of December 31, 2012 amounts to ThCh$ 112,916,261 (ThCh$ 241,837,340 at December 2011).

11.2    Joint ventures

The following table sets out summarized information from the financial statements of the main joint ventures that are reported using proportional consolidation as of December 31, 2012 and 2011.

	December 31, 2012
	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Ordinary revenue ThCh$	Expenses ThCh$	Profit (loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,081,574	127,061,491	5,728,373	248,465	-	(1,140,074)	(1,140,074)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,273,653	9,921,635	503,949	1,269,420	2,265,866	(1,576,437)	689,429
Gas Atacama S.A.	50.00%	109,901,311	280,273,935	48,808,533	42,927,589	119,376,455	(82,726,987)	36,649,468

	December 31, 2011
	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenue ThCh$	Expenses ThCh$	Profit (loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,250,367	115,878,802	7,348,428	1,035,256	-	(4,664,851)	(4,664,851)
Transmisora Eléctrica de Quillota Ltda.	50.00%	1,463,786	10,533,846	298,164	966,978	2,310,668	(1,632,824)	677,844
Gas Atacama S.A.	50.00%	93,103,848	314,752,350	77,452,973	45,808,413	260,889,567	(225,125,891)	35,763,676

12.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2012 and 2011 are detailed as follows:

INTANGIBLE ASSETS, NET	12-31-2012 ThCh$	12-31-2011 ThCh$

Identifiable intangible assets, net	55,918,748	45,679,853
Development costs	6,330,033	5,386,314
Easements	29,661,562	19,925,736
Concessions (1)	9,728,025	12,152,979
Patents, registered trademarks and other rights	1,482,187	252,095
Computer software	5,945,594	4,792,643
Other identifiable intangible assets	2,771,347	3,170,086

INTANGIBLE ASSETS, GROSS	31-12-2012 ThCh$	31-12-2011 ThCh$

Identifiable intangible assets, gross	108,313,814	92,129,085
Development costs	6,712,689	5,669,859
Easements	34,871,322	24,700,484
Concessions (1)	40,142,065	40,156,864
Patents, registered trademarks and other rights	1,798,218	517,172
Computer software	16,353,434	14,909,889
Other identifiable intangible assets	8,436,086	6,174,817

ACCUMULATED AMORTIZATION AND IMPAIRMENT	31-12-2012 ThCh$	31-12-2011 ThCh$

Accumulated amortization and impairment	(52,395,066)	(46,449,232)
Development costs	(382,656)	(283,545)
Easements	(5,209,760)	(4,774,748)
Concessions	(30,414,040)	(28,003,885)
Patents, trademarks and other rights	(316,031)	(265,077)
Computer programs	(10,407,840)	(10,117,246)
Other identifiable intangible assets	(5,664,739)	(3,004,731)

(1)	The detail of the net concessions is as follows:

Holder of the concession	Country	Term of the concession	Term remaining to expiry	31-12-12 ThCh$	31-12-2011 ThCh$

Sociedad Concesionaria Túnel El Melón S.A. (Infraestructura Vial) (*)	Chile	23 years	4 years	9,728,025	12,152,979

(*) See Note 3.c.1

The reconciliation of the carrying amounts of intangible assets during 2012 and 2011 is as follows:

Movement of intangible assets	Development costs	Easements and water rights	Concessions	Patents, Trademarks and other rights	Computer programs	Other identifiable intangible assets, net	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance at January 1, 2012	5,386,314	19,925,736	12,152,979	252,095	4,792,643	3,170,086	45,679,853
Movement in identifiable intangible assets
Additions	3,222,354	727,244	-	458,044	10,524,922	25,162	14,957,726
Retirements	(1,081,543)	(5,016)	-	-	(2,322)	-	(1,088,881)
Amortization (*)	(121,930)	(378,740)	(2,426,638)	(47,358)	(307,412)	(438,025)	(3,720,103)
Increase (decrease) in currency translation	67,253	329,180	1,683	5,811	403	40,279	444,609
Other increases (decreases)	(1,142,415)	9,063,158	1	813,595	(9,062,640)	(26,155)	(354,456)
Total movement in identifiable intangible assets	943,719	9,735,826	(2,424,954)	1,230,092	1,152,951	(398,739)	10,238,895

Closing balance intangible assets at 12/31/2012	6,330,033	29,661,562	9,728,025	1,482,187	5,945,594	2,771,347	55,918,748
(*) See note 26 Depreciation, amortization and impairment losses
Movement of intangible assets	Development costs	Easements and water rights	Concessions	Patents, Trademarks and other rights	Computer programs	Other identifiable intangible assets, net	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance at January 1, 2011	2,262,982	18,015,386	14,200,420	23,121	5,390,313	4,462,288	44,354,510
Movement in identifiable intangible assets
Additions	1,844,034	453,174	-	206,661	1,355,938	12,397	3,872,204
Retirements	(464,628)	-	-	-	(130,184)	(20,853)	(615,665)
Amortization	(21,488)	(341,988)	(2,113,018)	(43,460)	(517,197)	(457,716)	(3,494,867)
Increase (decrease) in currency translation	412,888	276,864	1,036,008	52,914	(7,802)	155,993	1,926,865
Other increases (decreases)	1,352,526	1,522,300	(970,431)	12,859	(1,298,425)	(982,023)	(363,194)
Total movement in identifiable intangible assets	3,123,332	1,910,350	(2,047,441)	228,974	(597,670)	(1,292,202)	1,325,343

Closing balance intangible assets at 12/31/2011	5,386,314	19,925,736	12,152,979	252,095	4,792,643	3,170,086	45,679,853

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets as of December 31, 2012 and 2011 (see Note 3.d). As of December 31, 2012, the Company does not have significant amounts of intangible assets.

13.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or groups of cash-Generating units in 2012 and 2011:

Company	Opening balance at 01-01-2012	Mergers	Foreign Currency Translation	Closing balance at 12-31-2012
	ThCh$	ThCh$	ThCh$	ThCh$
Pangue S.A. (*)	3,139,337	(3,139,337)	-	-
Hidroeléctrica El Chocón S.A.	12,822,659	-	(2,476,732)	10,345,927
San Isidro S.A. (*)	1,516,768	3,139,337	-	4,656,105
Edegel S.A.A.	83,779,596	-	(2,228,884)	81,550,712
Emgesa S.A. E.S.P.	5,126,657	-	67,685	5,194,342
Gas Atacama S.A.	14,024	-	(1,097)	12,927

Total	106,399,041	-	(4,639,028)	101,760,013
(*) See Appendix 1.
Company	Opening balance at 01-01-2011	Impairment Loss Accounted for in Income Statement	Foreign Currency Translation	Closing balance 12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$
Pangue S.A.	3,139,337	-	-	3,139,337
Endesa Costanera S.A. (**)	5,315,282	(5,448,372)	133,090	-
Hidroeléctrica El Chocón S.A.	12,509,433	-	313,226	12,822,659
San Isidro S.A.	1,516,768	-	-	1,516,768
Edegel S.A.A.	72,931,068	-	10,848,528	83,779,596
Emgesa S.A. E.S.P.	4,660,782	-	465,875	5,126,657
Gas Atacama S.A.	12,636	-	1,388	14,024

Total	100,085,306	(5,448,372)	11,762,107	106,399,041

(**) See Notes 26 and 31.5.

The following explains the origin of the goodwill:

1.  Empresa Eléctrica Pangue S.A.

On July 12, 2002, Endesa Chile acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A., through a put option held by the minority partner, Internacional Finance Corporation (IFC) had.

2.  Hidroeléctrica el Chocón S.A.

On August 31, 1993, Endesa Chile was acquired 59% of Hidroeléctrica El Chocón in an international public bidding process held by the Argentine government.

3.  Compañía Eléctrica San Isidro S.A.

On August 11, 2005, Endesa Chile acquired the ownership interest in Inversiones Lo Venecia Ltda., whose only asset was interest of 25% in San Isidro S.A.

4.  Edegel S.A.A.

On October 9, 2009, in a transaction on the Lima Stock Exchange (Peru), Endesa Chile acquired additional of 29.3974% interest in Edegel S.A.

5.  Emgesa S.A. E.S.P.

On October 23, 1997, Endesa Chile together with Endesa Spain bought 48.5% of Emgesa S.A. E.S.P. in Colombia. The purchase was made in international public bidding process summoned by the Colombian government.

According to the Company’s management’s estimates and forecasts, cash flow projections attributable to the Cash Generating Units or groups of CGUs to which the different cases of goodwill have been assigned allow recovering their amount as of December 31, 2012 and 2011 (see Note 3.b.).

14.	PROPERTY, PLANT, AND EQUIPMENT

a)	Property, plant, and equipment as of December 31, 2012 and 2011:

Classes of Property, Plant and Equipment, Net	31-12-2012	31-12-2011
	ThCh$	ThCh$

Property, plant and equipment, net	4,659,460,624	4,603,902,502
Construction in progress	636,492,929	859,607,058
Land	63,388,613	57,233,046
Buildings	20,349,421	21,369,882
Plant and equipment	3,898,769,747	3,628,955,431
Fixed installations and accessories	16,283,548	11,521,571
Other property, plant and equipment	24,176,366	25,215,514

Classes of Property, Plant and Equipment, Gross	31-12-2012	31-12-2011
	ThCh$	ThCh$

Property, plant and equipment, gross	8,056,345,864	7,861,632,454
Construction in progress	636,492,929	859,607,058
Land	63,388,613	57,233,046
Buildings	35,374,273	34,715,848
Plant and equipment	7,232,890,798	6,828,989,427
Fixed installations and accessories	57,491,753	50,214,412
Other property, plant and equipment	30,707,498	30,872,663

Classes of accumulated depreciation and impairment of property, plant and equipment	31-12-2012	31-12-2011
	ThCh$	ThCh$

Total accumulated depreciation and impairment of property, plant and equipment	(3,396,885,240)	(3,257,729,952)
Buildings	(15,024,852)	(13,345,966)
Plant and equipment	(3,334,121,051)	(3,200,033,996)
Fixed installations and accessories	(41,208,205)	(38,692,841)
Other property, plant and equipment	(6,531,132)	(5,657,149)

b)	The detail of Property, plant and equipment during 2012 and 2011 fiscal years is as follows:

Changes in 2012	Construction in progress	Land	Buildings, net	Plant and equipment, net	Fixed installations and accessories, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at January 1, 2012	859,607,058	57,233,046	21,369,882	3,628,955,431	11,521,571	25,215,514	4,603,902,502
Additions	271,595,941	107,336	-	16,263,472	1,232,447	-	289,199,196
Retirements	(7,976)	(213,187)	-	(117,955)	(88,415)	-	(427,533)
Charge for depreciation	-	-	(1,124,692)	(182,211,881)	(2,549,807)	(916,487)	(186,802,867)
Impairment loss booked in statement of results (*)	-	-	-	(12,578,098)	-	-	(12,578,098)
Currency translation differences	(1,458,029)	(49,332)	93,634	(37,503,726)	(124,294)	(122,661)	(39,164,408)
Other increases (decreases)	(493,244,065)	6,310,750	10,597	485,962,504	6,292,046	-	5,331,832
Total movement	(223,114,129)	6,155,567	(1,020,461)	269,814,316	4,761,977	(1,039,148)	55,558,122
Closing balance at December 31, 2012	636,492,929	63,388,613	20,349,421	3,898,769,747	16,283,548	24,176,366	4,659,460,624

(*) See Note 26

Changes in 2011	Construction in progress	Land	Buildings, net	Plant and equipment, net	Fixed installations and accessories, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at January 1, 2011	608,596,323	78,877,683	20,354,169	3,511,577,266	10,985,401	23,515,747	4,253,906,589
Additions	269,454,746	176,743	-	25,327,644	1,339,581	-	296,298,714
Retirements	(881,355)	(12,753)	431	(1,546,224)	(79,565)	-	(2,519,466)
Charge for depreciation	(47,084)	-	(957,458)	(166,779,009)	(4,249,443)	(919,239)	(172,952,233)
Currency translation differences	10,051,761	1,913,632	1,399,777	211,675,940	929,669	168,084	226,138,863
Other increases (decreases)	(27,567,333)	(23,722,259)	572,963	48,699,814	2,595,928	2,450,922	3,030,035
Total movement	251,010,735	(21,644,637)	1,015,713	117,378,165	536,170	1,699,767	349,995,913
Closing balance at December 31, 2011	859,607,058	57,233,046	21,369,882	3,628,955,431	11,521,571	25,215,514	4,603,902,502

c)	Principal investments

Material investments in the electricity generation business include developments in the program to create new capacity.

In Colombia, the Central Hidráulica El Quimbo, a hydroelectric plant, with 400 MW of installed capacity and an average annual generation of some 2,216 GWh is currently under construction.

d)	Finance leases

As of December 31, 2012 and 2011, property, plant and equipment includes ThCh$ 119,804,008 and ThCh$ 130,228,889 respectively, corresponding to the net book value of assets subject to financial lease contracts.

The present value of the future payments derived from these finance leases is as follows:

	12-31-2012			12-31-2011
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	7,446,617	1,578,558	5,868,059	11,212,425	2,033,642	9,178,783
Between one and five years	37,900,651	3,880,045	34,020,606	35,645,470	5,821,408	29,824,062
More than five years	13,016,926	2,211,594	10,805,332	27,619,488	2,457,926	25,161,562
Total	58,364,194	7,670,197	50,693,997	74,477,383	10,312,976	64,164,407

Leased assets related principally to:

1.

Endesa Chile S.A.: lease of electricity transmission lines and installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2.

Edegel S.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant into a combined-cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions Banco de Crédito del Perú and BBVA - Banco Continental. These agreements have a term of 8 years and bear interest at an annual rate of Libor + 2.5% as of December 31, 2012 and 2011, respectively.

e)	Operating leases

As of December 31, 2012, 2011 and 2010, the future lease payments under those contracts are as follows:

	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$
Less than one year	1,842,470	273,826	1,450,228
Between one and five years	7,747,262	1,084,081	5,800,911
More than five years	9,193,709	16,307,666	7,251,139
Total	18,783,441	17,665,573	14,502,278

f)	Other information

1.

As of December 31, 2012 and 2011, Endesa Chile and its subsidiaries have contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$ 11,775,412 and ThCh$ 104,286,787 respectively.

2.	As of December 31, 2012 and 2011, the Group has property, plant and equipment pledged as security for liabilities of ThCh$ 57,129,918 and ThCh$ 154,141,593, respectively (see Note 31).

3.

The Company and its foreign subsidiaries have insurance policies for risk earthquake, machinery breakdown and damages for business interruption with a US$ 300 million limit. The premiums associated with these policies are presented under the line item “Other Current Non Financial Assets” within assets.

4.

Gas Atacama, in which Endesa Chile has a 50% ownership interest, consolidated using the proportional integration method, has, among other assets, a combined-cycle electricity generation plant in northern Chile. As importing natural gas from neighboring countries was not possible, Gas Atacama has been forced to generate electricity using alternative fuels, the cost of which significantly increased since the last few months of 2007 due to increases in oil prices. As a result, the company filed lawsuits for early termination of its contract with distributor Emel, On January 25, 2008, a ruling was issued in arbitration proceedings on this matter to deny the early termination. This situation significantly reduced the recoverable value of the aforementioned plant and, therefore, as of December 31, 2007, an impairment provision of US$ 110 million was recorded.

5.

The asset situation, primarily that of works and infrastructure, involving facilities built to support power generation in the SIC grid, has changed since 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will be starting up soon. This results in a new configuration of ample supply for the coming years, in which it is expected that these facilities will not need to be used. Therefore, as of December 31, 2009, the company recorded an impairment provision of ThCh$ 43,999,600 for these assets.

6.

As a result of the February 27, 2010 earthquake in Chile, some of our plant and equipment were partially or totally impaired. The impact on the assets however is minor as the only facilities that suffered some damage in infrastructure were the Bocamina I and Bocamina II plants.

Due to these impairments, we have written down ThCh$ 369,643 in assets. Additionally, the Group had to incur expenditures related to repair and capital improvements totaling ThCh$ 9,733,426, primarily at the Bocamina I plant. All of the disbursements incurred are covered by insurance, which carries a US$ 2.5 million policy deductible.

Endesa Chile and subsidiaries has the necessary insurance cover for these types of exceptional claims, covering material damage as well as business interruption (see Note 23).

7.

On October 16, 2012 Endesa Chile began the collection process on all of bank performance bonds guaranteeing compliance with the works and their correct and timely execution, all referring to the contract “Bocamina Thermal Plant Expansion Project turnkey contract ACP-003,06 for a 350 MW coal-fired plant” (the “Contract”) signed on July 25, 2007 between Empresa Nacional de Electricidad S.A. (“the owner”) and the consortium formed by (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada, (ii) the Italian company Tecnimont SpA, (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda., (iv) the Slovak company Slovenske Energeticke Strojarne a.s. (SES) and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada (all collectively “the Contractor” or “the Consortium”).

These performance bonds were for a total of US$ 74,795,164.44 and UF 796,594,29 (US$ 38,200,000 approx.). As of December 31, 2012, the amount of the performance bonds effectively collected amounts to US$ 93,996,585.73, with a balance still outstanding of US$ 18,940,294.84.

The collection of these bank performance bonds was imputed to reducing the costs that the Company incurred due to the non-compliances under the contract, and are capitalized in the project.

Together with the collection of these performance bonds, Endesa Chile has reserved all the rights conferred by the Contract and applicable national legislation to demand the full and timely compliance with the agreed obligations by the Contractor.

On October 17, 2012, Endesa Chile requested the International Arbitrations Chamber of Paris for arbitration proceedings to enforce the rights conferred by that instrument.

8.

At the end of the 2012 fiscal year, our subsidiary Compañía Eléctrica Tarapacá S.A. has booked a loss for impairment of ThCh$ 12,578,098 in order to adjust the book value of its property, plant and equipment to its recoverable value (see Note 3.d).

15.	DEFERRED TAX

a)	Deferred taxes recognized by temporary differences at December 31, 2012 and 2011 are as follows:

Temporary differences	Deferred tax assets		Deferred tax liabilities
	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax relating to depreciations	47,982,561	57,236,950	314,724,308	298,528,375
Deferred tax relating to accruals	1,539,812	2,012,175	1,546,125	15,348,953
Deferred tax relating to provisions	1,741,630	17,995,793	1,109,315	3,204,311
Deferred tax relating to post-employment benefit obligations	471,979	761,989	6,052	-
Deferred tax relating to revaluation of financial instruments	-	771,772	5,372,810	880,379
Deferred tax relating to tax losses	16,176,684	18,328,006	-	-
Deferred tax relating to other items	-	-	9,135,623	20,926,963

Total deferred taxes	67,912,666	97,106,685	331,894,233	338,888,981

b)	The following table present the changes in deferred taxes in the Consolidated Statement of Financial Position for the 2012 and 2011 fiscal years:

Deferred tax movements	Assets ThCh$	Liabilities ThCh$
Balance at January 1, 2011	96,113,683	347,009,839
Increase (decrease) in profit or loss	(4,144,372)	(32,463,291)
Increase (decrease) in other comprehensive income	389,640	3,764,732
Foreign currency translation	4,747,734	20,577,701
Balance at December 31, 2011	97,106,685	338,888,981
Increase (decrease) in profit or loss	8,356,038	33,433,165
Increase (decrease) in other comprehensive income	61,351	3,147,090
Foreign currency translation	(11,940)	(7,726,947)
Other increases (decreases)	(37,599,468)	(35,848,056)
Balance at December 31, 2012	67,912,666	331,894,233

The recovery of deferred tax assets depends on whether sufficient tax profits are obtained in the future, The Company believes that future profit projections for its subsidiaries will allow these assets to be recovered.

c)	As of December 31, 2012 and 2011, the Group has not recognized any deferred tax assets related to tax losses amounting to ThCh$ 10,176,831 and ThCh$ 5,466,208, respectively (see Note 3.m).

Endesa Chile has not recognized deferred tax liabilities associated with investment in subsidiaries, associates and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such timing differences will not be reversed in the near future. At December 31, 2012, the total amount of this unbooked timing difference is ThCh$ 520,353,425.

The Group is potentially subject to income tax audits by the tax authorities of each country in which it operates. Such tax audits can be performed until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete. The following table presents a summary of tax years potentially subject to examination:

Country	Period
Chile	2007-2012
Argentina	2007-2012
Brazil	2007 -2012
Colombia	2010-2012
Peru	2008-2012

Given the range of possible interpretations of tax regulations, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, Endesa Chile’s management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the future results of the Group companies.

The effects of deferred tax on the components of Other Comprehensive Income are as follows:

Effects of Deferred Taxes on the Components of Other Comprehensive Income	December 31, 2012			December 31, 2011			December 31, 2010
	Amount Before Tax ThCh$	Income Tax Expense ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense ThCh$	Amount After Tax ThCh$

Available-for-sale financial assets	581	(235)	346	(55,554)	9,444	(46,110)	(840)	143	(697)
Cash-flow hedge	52,063,325	(19,893,304)	32,170,021	(105,712,956)	17,363,818	(88,349,138)	39,403,869	(7,544,962)	31,858,907
Foreign Currency translation	(126,928,010)	-	(126,928,010)	148,898,757	-	148,898,757	(71,162,059)	-	(71,162,059)
Actuarial income on defined benefit pension plans	(3,997,594)	801,138	(3,196,456)	(3,491,914)	537,200	(2,954,714)	(938,426)	210,906	(727,520)

Income tax related to components of other income expenses debited or credited to net equity	(78,861,698)	(19,092,401)	(97,954,099)	39,638,333	17,910,462	57,548,795	(32,697,456)	(7,333,913)	(40,031,369)

16.	OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2012 and 2011 is as follows:

Other financial liabilities	December 31, 2012		December 31, 2011
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Interest-bearing loans	409,688,893	1,513,616,717	302,006,286	1,712,294,737
Hedging derivatives (*)	975,089	5,007,665	184,042	6,555,571
Other financial liabilities	2,442,846	7,027,436	3,367,362	9,243,595

Total	413,106,828	1,525,651,818	305,557,690	1,728,093,903

(*) See Note 18.2a

Interest-bearing borrowings

1.	As of December 31, 2012 and 2011, the detail of interest-bearing borrowings is as follows:

	December 31, 2012		December 31, 2011
Classes of Interest-Bearing Loans	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Bank loans	44,905,191	244,038,846	145,464,457	194,087,333
Unsecured obligations	255,588,166	1,214,433,002	83,118,154	1,403,000,187
Secured obligations	4,880,687	4,689,387	10,660,476	9,635,108
Finance leases	5,868,059	44,825,938	9,178,783	54,985,624
Other loans	98,446,790	5,629,544	53,584,416	50,586,485

Total	409,688,893	1,513,616,717	302,006,286	1,712,294,737

2.	The following is the detail by currency and maturity of Bank Loans as of December 31, 2012 and 2011:

-      Summary of bank loans by currency and maturity

The fair value of current and non-current bank borrowings totaled ThCh$ 284,110,737 at December 31, 2012 and ThCh$ 332,248,376 at December 31, 2011.

Country	Currency	Amortization	Nominal rate	Security	Current			Non-current
					Maturity		Total current at 12/31/2012	Maturity			Total non- current at 12/31/2012 ThCh$
					One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	Five years and more ThCh$

Chile	US$	Semi-annual	1.76%	Unsecured	354,739	1,191,983	1,546,722	97,967,390	-	-	97,967,390
Chile	Ch$	Semi-annual	6.00%	Unsecured	277	-	277	-	-	-	-
Peru	US$	Quarterly	3.49%	Unsecured	1,806,758	444,835	2,251,593	10,632,998	25,699,999	12,010,552	48,343,549
Argentina	US$	Semi-annual	8.91%	Unsecured	7,214,852	4,421,192	11,636,044	7,368,666	-	-	7,368,666
Argentina	Ar$	Semi-annual	21.63%	Unsecured	18,788,048	8,972,376	27,760,424	7,702,892	-	-	7,702,892
Colombia	CPs	Semi-annual	9.20%	Unsecured	1,710,131	-	1,710,131	-	82,656,349	-	82,656,349

				Total	29,874,805	15,030,386	44,905,191	123,671,946	108,356,348	12,010,552	244,038,846

Country	Currency	Amortization	Nominal rate	Security	Current			Non-current
					Maturity		Total current at 12/31/2012 ThCh$	Maturity			Total non- current at 12/31/2011 ThCh$
					One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	Five years and more ThCh$

Chile	US$	Semi-annual	2.83%	Unsecured	84,500	1,607,710	1,692,210	106,555,130	849,449	-	107,404,579
Peru	US$	Quarterly	3.44%	Unsecured	2,354,628	8,838,878	11,193,506	4,296,544	19,212,039	26,158,087	49,666,670
Peru	Soles	Quarterly	3.85%	Unsecured	3,068	1,541,618	1,544,686	-	-	-	-
Argentina	US$	Semi-annual	5.10%	Unsecured	494,597	6,393,975	6,888,572	17,983,101	1,598,484	-	19,581,585
Argentina	Ar$	Semi-annual	17.66%	Unsecured	28,051,669	9,299,019	37,350,688	15,020,415	2,414,084	-	17,434,499
Colombia	CPs	Semi-annual	6.48%	Unsecured	-	86,794,795	86,794,795	-	-	-	-

				Total	30,988,462	114,475,995	145,464,457	143,855,190	24,074,056	26,158,087	194,087,333

      - Bank Loans by Debtor

Tax No.										12-2012
debtor		Country	Taxpayer ID No. (RUT).		Country		Effective Interest Rate	Nominal interest rate		Current			Non-current
	Debtor	debtor	creditor	Creditor	creditor	Cur- rency			Re- payments	Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over 10 years	Total non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Soles	3.85%	3.80%	At maturity	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.07%	4.01%	Quarterly	62,786	444,835	507,621	1,186,227	1,186,227	12,010,552	-	14,383,006
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.10%	3.06%	Quarterly	18,702	-	18,702	2,391,588	2,391,588	-	-	4,783,176
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.54%	3.49%	Quarterly	-	-	-	7,055,183	22,122,184	-	-	29,177,367
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	3.45%	3.41%	Quarterly	1,725,270	-	1,725,270	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	2.99%	2.96%	At maturity	-	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco de Crédito	Peru	US$	1.65%	1.65%	At maturity	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CPs	9.41%	9.20%	At maturity	162,350	-	162,350	-	7,846,933	-	-	7,846,933
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CPs	8.15%	7.91%	Annual	-	-	-	-		-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Colombia	CPs	8.15%	7.91%	Annual	-	-	-	-		-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CPs	9.41%	9.20%	At maturity	383,776	-	383,776	-	18,549,169	-	-	18,549,169
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CPs	9.41%	9.20%	At maturity	126,712	-	126,712	-	6,124,429	-	-	6,124,429
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CPs	9.41%	9.20%	At maturity	1,037,293	-	1,037,293	-	50,135,818	-	-	50,135,818
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	B.N.P. Paribas	U.S.A.	US$	6.32%	5.98%	Semi- annual	-	820,076	820,076	1,570,498	-	-		1,570,498
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander C.H. SA Chile	Chile	US$	1.83%	1.06%	At maturity	-	-	-	15,792,106	-	-		15,792,106
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile (credit facility)	Chile	Ch$	6.00%	6.00%	At maturity	277		277		-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Export Development Corporation Loan	U.S.A.	US$	1.82%	1.73%	Semi- annual	354,739	343,643	698,382	687,160	-	-	-	687,160
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of Tokyo-Mitsubishi. Ltd.	U.S.A.	US$	1.83%	1.06%	At maturity	-	-	-	15,792,106	-	-	-	15,792,106
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Scotiabank & Trust Cayman Ltd	Cayman Islands	US$	1.83%	1.06%	At maturity	-	28,264	28,264	23,927,433	-	-	-	23,927,433
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Bank Of America	U.S.A.	US$	1.83%	1.06%	At maturity	-	-	-	11,963,716	-	-	-	11,963,716
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Mercantil Commercebank	U.S.A.	US$	1.83%	1.06%	At maturity	-	-	-	9,570,973	-	-	-	9,570,973
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US$	1.83%	1.06%	At maturity	-	-	-	18,663,398	-	-	-	18,663,398
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.NY	U.S.A.	US$	1.72%	1.12%	At maturity	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Español de crédito S.A. N.Y.B.	U.S.A.	US$	1.72%	1.12%	At maturity	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Caja Madrid. Caja Madrid Miami Agency	U.S.A.	US$	1.83%	1.83%	At maturity	-	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	18.64%	18.64%	At maturity	395,963	-	395,963	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	18.75%	18.75%	At maturity	3,395,077	-	3,395,077	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	23.75%	23.75%	At maturity	1,341,282	-	1,341,282	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	14.00%	16.00%	At maturity	-	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	18.85%	18.85%	At maturity	659,346	1,881,095	2,540,441	402,562	-	-	-	402,562
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	18.09%	18.09%	At maturity	209,414	-	209,414	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.00%	22.00%	At maturity	878,233		878,233	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	21.00%	21.00%	At maturity	1,390,448	-	1,390,448	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	20.75%	20.75%	At maturity	1,239,740	-	1,239,740	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	17.00%	17.00%	At maturity	4,347,020	-	4,347,020	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.45%	11.45%	Quarterly	5,696,590	-	5,696,590	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	159,475	261,271	420,746	132,576	-	-	-	132,576
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	199,084	326,151	525,235	165,510	-	-	-	165,510
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi- annual	555,645	486,949	1,042,594	1,460,847	-	-	-	1,460,847
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario	Argentina	Ar$	27.64%	24.65%	At maturity	339,482	324,633	664,115		-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	199,084	326,151	525,235	165,510	-	-	-	165,510
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	8.30%	8.06%	Quarterly	379,564	1,105,298	1,484,862	1,842,165	-	-	-	1,842,165

Tax No.										12-2011
debtor		Country	Taxpayer ID No. (RUT).		Country		Effective Interest Rate	Nominal interest rate		Current			Non-current
	Debtor	debtor	creditor	Creditor	creditor	Cur- rency			Re- payments	Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over 10 years	Total non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Soles	3.85%	3.80%	At maturity	3,068	1,541,618	1,544,686	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.07%	4.01%	Quarterly	71,315	-	71,315	1,127,370	1,288,422	13,689,484	-	16,105,276
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.10%	3.06%	Quarterly	-	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.54%	3.49%	Quarterly	-	-	-	1,298,813	17,923,617	12,468,603		31,691,033
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	3.45%	3.41%	Quarterly	-	1,870,716	1,870,716	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	2.99%	2.96%	At maturity	392,849	1,357,201	1,750,050	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco de Crédito	Peru	US$	1.65%	1.65%	At maturity	1,890,464	5,610,961	7,501,425	1,870,361	-	-	-	1,870,361
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CPs	9.41%	9.20%	At maturity	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CPs	8.15%	7.91%	Annual	-	8,977,569	8,977,569	-	-	-		-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Colombia	CPs	8.15%	7.91%	Annual	-	26,730,428	26,730,428	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CPs	9.41%	9.20%	At maturity	-	21,177,566	21,177,566	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CPs	9.41%	9.20%	At maturity	-	6,430,876	6,430,876	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CPs	9.41%	9.20%	At maturity	-	23,478,356	23,478,356	-	-	-		-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	B.N.P. Paribas	U.S.A.	US$	6.32%	5.98%	Semi- annual	50,233	849,448	899,681	1,698,896	849,449	-	-	2,548,345
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander C.H. SA Chile	Chile	US$	1.83%	1.06%	At maturity	-	-	-	17,055,976	-	-	-	17,055,976
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile (credit facility)	Chile	Ch$	6.00%	6.00%	At maturity	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Export Development Corporation Loan	U.S.A.	US$	1.82%	1.73%	Semi- annual	-	758,262	758,262	1,486,682	-	-	-	1,486,682
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of Tokyo-Mitsubishi. Ltd.	U.S.A.	US$	1.83%	1.06%	At maturity	-	-	-	17,055,976	-	-	-	17,055,976
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Scotiabank & Trust Cayman Ltd	Cayman Islands	US$	1.83%	1.06%	At maturity	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Bank Of America	U.S.A.	US$	1.83%	1.06%	At maturity	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Mercantil Commercebank	U.S.A.	US$	1.83%	1.06%	At maturity	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	US$	1.83%	1.06%	At maturity	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.NY	U.S.A.	US$	1.72%	1.12%	At maturity	34,267	-	34,267	30,494,018	-	-	-	30,494,018
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Español de crédito S.A. N.Y.B.	U.S.A.	US$	1.72%	1.12%	At maturity	-	-	-	12,921,194	-	-	-	12,921,194
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Caja Madrid. Caja Madrid Miami Agency	U.S.A.	US$	1.83%	1.83%	At maturity	-	-	-	25,842,388	-	-	-	25,842,388
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	18.64%	18.64%	At maturity	978,500	-	978,500	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	18.75%	18.75%	At maturity	5,167,489	-	5,167,489	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	23.75%	23.75%	At maturity	3,529,419	-	3,529,419	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	14.00%	16.00%	At maturity	368,142	-	368,142	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	18.85%	18.85%	At maturity	3,555,128	-	3,555,128	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	18.09%	18.09%	At maturity	368,366	-	368,366	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.00%	22.00%	At maturity	1,898,686	-	1,898,686	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	21.00%	21.00%	At maturity	2,509,954	-	2,509,954	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	20.75%	20.75%	At maturity	2,566,218	-	2,566,218	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	17.00%	17.00%	At maturity	6,393,434	-	6,393,434	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.45%	11.45%	Quarterly	44,820	-	44,820	5,195,104	-	-	-	5,195,104
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	53,063	318,657	371,720	487,596	-	-	-	487,596
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi- annual	167,311	398,233	565,544	3,023,612	603,521	-	-	3,627,133
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario	Argentina	Ar$	27.64%	24.65%	At maturity	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	66,315	398,233	464,548	609,361	-	-	-	609,361
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	8.30%	8.06%	Quarterly	-	-	-	-	-	-	-	-

Tax No.					Country		Effective Interest Rate	Nominal interest rate		12-2012
debtor		Country	Tax No.	Creditor	creditor	Cur- rency			Re- payments	Current			Non-current
	Debtor	debtor	creditor							Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over 10 years	Total non- current
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	248,855	407,689	656,544	206,887	-	-	-	206,887
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi- annual	555,645	486,949	1,042,594	1,460,847	-	-	-	1,460,847
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	18.81%	18.00%	At maturity	29,777	1,947,796	1,977,573		-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi- annual	555,645	486,949	1,042,594	1,460,847	-	-	-	1,460,847
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.42%	20.75%	At maturity	98,269	-	98,269		-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander -Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	398,343	652,590	1,050,933	331,165	-	-	-	331,165
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.30%	8.06%	Quarterly	759,134	2,210,596	2,969,730	3,684,336	-	-	-	3,684,336
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	8.30%	8.06%	Quarterly	379,564	1,105,298	1,484,862	1,842,165	-	-	-	1,842,165
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi- annual	555,645	486,949	1,042,594	1,460,847	-	-	-	1,460,847
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	547,656	897,204	1,444,860	455,294	-	-	-	455,294
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	23.14%	21.00%	At maturity	195,452	-	195,452	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro I	Argentina	Ar$	23.14%	21.00%	At maturity	293,468	-	293,468	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	-	-	-	-	-	-	-	-

				Total ThCh$								44,905,191					244,038,846

Tax No.					Country		Effective Interest Rate	Nominal interest rate		12-2011
debtor		Country	Tax No.	Creditor	creditor	Cur- rency			Re- payments	Current			Non-current
	Debtor	debtor	creditor							Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over 10 years	Total non- current
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	82,953	497,792	580,745	761,700	-	-		761,700
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi- annual	100,996	-	100,996	2,414,203	603,521	-	-	3,017,724
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	18.81%	18.00%	At maturity	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi- annual	100,996	-	100,996	2,414,203	603,521	-		3,017,724
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.42%	20.75%	At maturity			-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander -Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	132,688	796,817	929,505	1,219,258	-	-	-	1,219,258
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.30%	8.06%	Quarterly	40,734	3,197,006	3,237,740	6,393,999	799,242	-	-	7,193,241
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	8.30%	8.06%	Quarterly	40,677	3,196,969	3,237,646	6,393,999	799,242	-		7,193,241
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi- annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi- annual	283,419	1,095,492	1,378,911	4,090,481	603,521	-	-	4,694,002
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	23.14%	21.00%	At maturity	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro I	Argentina	Ar$	23.14%	21.00%	At maturity	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	16,968	1,013,914	1,030,882	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	25,858	1,545,012	1,570,870	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	25,859	1,545,012	1,570,871	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	20,196	1,207,041	1,227,237	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi- annual	8,077	482,816	490,893	-	-	-	-	-

				Total ThCh$								145,464,457					194,087,333
Appendix 4. a) gives a detail of the estimated future cash flows (not discounted) that the Group should disburse with respect to the above bank loans.

3.	The detail by currency and maturity of unsecured obligations as of December 31, 2012 and 2011 is as follows:

-      Unsecured obligations by currency and maturity

Country	Currency	Amortization	Nominal rate	Security	Current			Non-current
					Maturity		Total current at 31/12/2012	Maturity				Total non- current at 31/12/2012
					One to three months	Three to twelve months		One to three years	Three to five years	Five to ten years	More than ten years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annual	8.06%	Unsecured	15,065,057	191,984,000	207,049,057	94,914,421	-	-	144,892,812	239,807,233
Chile	Ch$	Quarterly	5.48%	Unsecured	-	6,178,710	6,178,710	9,501,752	9,501,752	106,811,653	166,629,904	292,445,061
Peru	US$	Semi-annual	6.89%	Unsecured	785,915	55,795	841,710	7,688,954	9,566,350	13,472,288	4,783,175	35,510,767
Peru	Soles	Quarterly	6.50%	Unsecured	5,114,847	9,434,412	14,549,259	9,059,897	-	9,378,776	-	18,438,673
Colombia	CPs	Semi-annual	8.25%	Unsecured	26,969,430	-	26,969,430	105,165,633	46,070,752	326,451,927	150,542,956	628,231,268

				Total	47,935,249	207,652,917	255,588,166	226,330,657	65,138,854	456,114,644	466,848,847	1,214,433,002

Country	Currency	Amortization	Nominal rate	Security	Current			Non-current
					Maturity		Total current at 31/12/2011	Maturity				Total non- current at 31/12/2011
					One to three months	Three to twelve months		One to three years	Three to five years	Five to ten years	More than ten years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annual	8.36%	Unsecured	16,296,727	-	16,296,727	206,726,825	102,843,263	-	157,356,125	466,926,213
Chile	Ch$	Quarterly	5.17%	Unsecured	31,548,592	6,789,214	38,337,806	9,274,316	9,274,316	83,987,692	275,252,070	377,788,394
Peru	US$	Semi-annual	6.98%	Unsecured	853,625	60,597	914,222	5,049,784	13,692,084	14,632,944	5,195,251	38,570,063
Peru	Soles	Quarterly	6.60%	Unsecured	437,080	57,158	494,238	23,760,221	-	4,817,555	4,817,555	33,395,331
Colombia	CPs	Semi-annual	9.11%	Unsecured	-	27,075,161	27,075,161	-	37,890,242	212,561,450	235,868,494	486,320,186

				Total	49,136,024	33,982,130	83,118,154	244,811,146	163,699,905	315,999,641	678,489,495	1,403,000,187

4.	The detail by currency and maturity of Secured obligations as of December 31, 2012 and 2011 is as follows:

-      Secured obligations by currency and maturity

Country	Currency	Amortization	Nominal rate	Security	Current			Non-current
					Maturity		Total current at 12-31-2012	Maturity				Total non- current at 12- 31-2012
					One to three months	Three to twelve months		One to three years	Three to five years	Five to ten years	More than ten years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	Soles	Semi-annual	6.31%	Secured	132,316	4,748,371	4,880,687	4,689,387	-	-	-	4,689,387

				Total	132,316	4,748,371	4,880,687	4,689,387	-	-	-	4,689,387

Country	Currency	Amortization	Nominal rate	Security	Current			Non-current
					Maturity		Total current at 12-31-2011	Maturity			Total non- current at 12- 31-2011
					One to three months	Three to twelve months		One to three years	Three to five years	More than five years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	Semi-annual	6.15%	Secured	-	10,463,994	10,463,994	-	-	-	-
Peru	Soles	Semi-annual	6.35%	Secured	135,886	60,596	196,482	9,635,108	-	-	9,635,108

				Total	135,886	10,524,590	10,660,476	9,635,108	-	-	9,635,108

The fair value of current and non-current secured and unsecured liabilities debt totaled ThCh$ 1,665,722,865 and ThCh$ 1,884,977,657 as of December 31, 2012 and 2011 respectively.

-      Secured and Unsecured Liabilities by Company

Tax No,	Debtor	Country	Tax No, creditor	Creditor	Country of creditor	Currency	Effective interést rate	Nominal interest rate	Secured	12-2012
										Current			Non-current
										Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	More than ten years	Total non- current
Foreign	Chinango S,A,C,	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Si	-	-	-	-	-	-	-	-
Foreign	Chinango S,A,C,	Peru	Foreign	Banco Continental	Peru	Soles	6.57%	647%	Si	-	4,748,371	4,748,371	-	-	-	-	-
Foreign	Chinango S,A,C,	Peru	Foreign	Banco Continental	Peru	Soles	6.25%	6.16%	Si	132,316	-	132,316	4,689,387			-	4,689,387
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	6.57%	6.47%	No	130,640	-	130,640	-	-	4,783,175	-	4,783,175
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.41%	6.31%	No	-	7,400	7,400	-	-	4,689,388	-	4,689,388
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.38%	6.28%	No	144,821	-	144,821	-	-	4,689,388	-	4,689,388
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.86%	6.75%	No	84,409	-	84,409	3,751,510	-	-	-	3,751,510
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.61%	6.50%	No	4,775,750	-	4,775,750	-	-	-	-	-
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.54%	6.44%	No	-	4,722,091	4,722,091	-	-	-	-	-
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.74%	6.63%	No	-	4,704,921	4,704,921	-	-	-	-	-
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.70%	6.59%	No	109,867	-	109,867	5,308,387	-	-	-	5,308,387
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	130,645	-	130,645	-	-	-	-	-
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	No	-	55,795	55,795	4,649,246	-	-	4,783,175	9,432,421
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	135,080	-	135,080	-	-	3,905,938	-	3,905,938
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	96,257	-	96,257	3,039,708	-	-	-	3,039,708
Foreign	Edegel S,A,A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.74%	6.63%	No	145,239	-	145,239	-	4,783,175	-	-	4,783,175
Foreign	Edegel S,A,A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	78,922	-	78,922	-	4,783,175	-	-	4,783,175
Foreign	Edegel S,A,A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	No	69,132	-	69,132	-	-	4,783,175	-	4,783,175
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos A-10	Colombia	CPs	7.95%	7.72%	No	469,671	-	469,671	56,910,929	-	-	-	56,910,929
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos A102	Colombia	CPs	7.95%	7.72%	No	89,461	-	89,461	9,864,217	-	-	-	9,864,217
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos A5	Colombia	CPs	8.06%	8.06%	No	3,205,705	-	3,205,705	-	46,070,752	-	-	46,070,752
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B09-09	Colombia	CPs	7.38%	7.19%	No	134,607	-	134,607	13,398,459	-	-	-	13,398,459
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B10	Colombia	CPs	8.71%	8.44%	No	511,529	-	511,529	-	-	43,376,968	-	43,376,968
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B-103	Colombia	CPs	9.03%	8.74%	No	183,657	-	183,657	-	-	-	15,040,745	15,040,745
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B12	Colombia	CPs	9.27%	9.27%	No	1,161,554	-	1,161,554	24,992,028	-	-	-	24,992,028
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B15	Colombia	CPs	8.83%	8.56%	No	1,261,346	-	1,261,346	-	-	59,133,165	-	59,133,165
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos E5-09	Colombia	CPs	9.04%	8.75%	No	529,504	-	529,504	-	-	24,276,576	-	24,276,576
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos exterior	Colombia	CPs	10.17%	10.17%	No	2,318,404	-	2,318,404	-	-	24,390,398	-	24,390,398
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos quimbo	Colombia	CPs	10.17%	10.17%	No	16,660,570	-	16,660,570	-	-	175,274,820	-	175,274,820
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos Quimbo B10	Colombia	CPs	6.39%	6.24%	No	264,062	-	264,062	-	-	-	81,301,327	81,301,327
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos Quimbo B15	Colombia	CPs	6.39%	6.24%	No	179,360	-	179,360	-	-	-	54,200,884	54,200,884
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	97,004,000-5	Banco Santander Chile - 317 Serie-H	Chile	U.F.	7.17%	6.20%	No	-	5,731,907	5,731,907	9,501,752	9,501,752	23,754,380	25,021,345	67,779,229
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	97,004,000-5	Banco Santander Chile - 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	-	446,803	446,803	-	-	83,057,273	141,608,559	224,665,832
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	No	6,679,443	191,984,000	198,663,443	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	No	3,449,713	-	3,449,713	94,914,421	-	-	-	94,914,421
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-1	USA	US$	7.96%	7.88%	No	3,242,355	-	3,242,355	-	-	-	97,491,553	97,491,553
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	1,036,841	-	1,036,841	-	-	-	33,456,554	33,456,554
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	656,705	-	656,705	-	-	-	13,944,705	13,944,705
91,081,000-6	Empresa Nacional de Electricidad S,A,	Chile	97,004,000-5	Banco Santander Chile - 264 Serie-F	Chile	U.F.	6.44%	6.44%	No	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S,A,	Chile	97,004,000-5	Banco Santander Chile - 318 Serie-K	Chile	U.F.	3.86%	3.86%	No	-	-	-	-	-	-	-	-

				Total	M$							260,468,853					1,219,122,389

Tax No,	Debtor	Country	Tax No, creditor	Creditor	Country of creditor	Currency	Effective interést rate	Nominal interest rate	Secured	12-2011
										Current			Non-current
										Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	More than ten years	Total non- current
Foreign	Chinango S,A,C,	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Si	-	10,463,994	10,463,994	-	-	-	-	-
Foreign	Chinango S,A,C,	Peru	Foreign	Banco Continental	Peru	Soles	6.57%	647%	Si	-	60,596	60,596	4,817,554	-	-	-	4,817,554
Foreign	Chinango S,A,C,	Peru	Foreign	Banco Continental	Peru	Soles	6.25%	6.16%	Si	135,886	-	135,886	4,817,554	-	-	-	4,817,554
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	6.57%	6.47%	No	141,895	-	141,895	-	-	5,195,251	-	5,195,251
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.41%	6.31%	No	-	7,603	7,603	-	-	-	4,817,555	4,817,555
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.38%	6.28%	No	148,780	-	148,780	-	-	4,817,555	-	4,817,555
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.86%	6.75%	No	86,706	-	86,706	3,854,084	-	-	-	3,854,084
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.61%	6.50%	No	-	33,597	33,597	4,817,555	-	-	-	4,817,555
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.54%	6.44%	No	-	15,958	15,958	4,817,555	-	-	-	4,817,555
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.74%	6.63%	No	88,723	-	88,723	4,817,555	-	-	-	4,817,555
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	Soles	6.70%	6.59%	No	112,871	-	112,871	5,453,472	-	-	-	5,453,472
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	141,900	-	141,900	-	-	-	5,195,251	5,195,251
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	No	-	60,597	60,597	5,049,784	-	-	-	5,049,784
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	146,718	-	146,718	-	4,242,442	-	-	4,242,442
Foreign	Edegel S,A,A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	104,550	-	104,550	-	3,301,582	-	-	3,301,582
Foreign	Edegel S,A,A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.74%	6.63%	No	157,752	-	157,752	5,195,251	-	-	-	5,195,251
Foreign	Edegel S,A,A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	85,722	-	85,722	5,195,251	-	-	-	5,195,251
Foreign	Edegel S,A,A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	No	75,088	-	75,088	-	5,195,251	-	-	5,195,251
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos A-10	Colombia	CPs	7.95%	7.72%	No	-	534,079	534,079	-	-	56,169,355	-	56,169,355
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos A102	Colombia	CPs	7.95%	7.72%	No	-	101,729	101,729	-	-	9,747,283	-	9,747,283
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos A5	Colombia	CPs	8.06%	8.06%	No	-	116,036	116,036	-	13,223,871	-	-	13,223,871
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B09-09	Colombia	CPs	7.38%	7.19%	No	-	1,416,305	1,416,305	-	-	58,362,634	-	58,362,634
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B10	Colombia	CPs	8.71%	8.44%	No	-	575,302	575,302	-	-	42,811,747	-	42,811,747
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B-103	Colombia	CPs	9.03%	8.74%	No	-	3,654,924	3,654,924	-	-	45,470,431	-	45,470,431
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B12	Colombia	CPs	9.27%	9.27%	No	-	592,993	592,993	-	-	-	23,960,242	23,960,242
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos B15	Colombia	CPs	8.83%	8.56%	No	-	205,704	205,704	-	-	-	14,844,758	14,844,758
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos E5-09	Colombia	CPs	9.04%	8.75%	No	-	1,146,419	1,146,419	-	24,666,371	-	-	24,666,371
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos exterior	Colombia	CPs	10.17%	10.17%	No	-	2,288,195	2,288,195	-	-	-	24,072,581	24,072,581
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos quimbo	Colombia	CPs	10.17%	10.17%	No	-	16,443,475	16,443,475	-	-	-	172,990,913	172,990,913
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos Quimbo B10	Colombia	CPs	6.39%	6.24%	No	-	-	-	-	-	-	-	-
Foreign	Emgesa S,A, E,S,P,	Colombia	Foreign	Bonos Quimbo B15	Colombia	CPs	6.39%	6.24%	No	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	97,004,000-5	Banco Santander Chile - 317 Serie-H	Chile	U.F.	7.17%	6.20%	No	-	5,653,703	5,653,703	9,274,316	9,274,316	23,185,792	28,612,795	70,347,219
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	97,004,000-5	Banco Santander Chile - 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	-	436,109	436,109	-	-	60,801,900	157,707,946	218,509,846
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	No	7,225,533	-	7,225,533	206,726,825	-	-	-	206,726,825
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	No	3,731,750	-	3,731,750	-	102,843,263	-	-	102,843,263
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-1	USA	US$	7.96%	7.88%	No	3,507,440	-	3,507,440	-	-	-	105,516,202	105,516,202
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	1,121,609	-	1,121,609	-	-	-	36,254,989	36,254,989
91,081,000-6	Empresa Nacional de Electricidad S,A	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	710,395	-	710,395	-	-	-	15,584,934	15,584,934
91,081,000-6	Empresa Nacional de Electricidad S,A,	Chile	97,004,000-5	Banco Santander Chile - 264 Serie-F	Chile	U.F.	6.44%	6.44%	No	31,548,592	-	31,548,592	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S,A,	Chile	97,004,000-5	Banco Santander Chile - 318 Serie-K	Chile	U.F.	3.86%	3.86%	No	-	699,402	699,402	-	-	-	88,931,329	88,931,329

				Total	M$							93,778,630					1,412,635,295
Appendix No.4. letter b) provides a detail of future (undiscounted) cash flow estimates that the Group will have to disburse in regards to secured and unsecured obligations mentioned above.

-      Financial Leases by Debtor

Debtor Taxpayer ID No. (RUT).	Debtor	Country Of Debtor	Creditor Taxpayer ID No. (RUT).	Creditor	Country of creditor	Cur- rency	Nominal Interest rate	12-2012
								Current			Non-current
								Less than 90 days ThCh$	More than 90 days ThCh$	Total current ThCh$	One to three years ThCh$	Three to five years ThCh$	Five to ten years ThCh$	More than ten years ThCh$	Total non- current ThCh$

91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	87.509.100-K	Leasing Abengoa Chile	Chile	US$	6.50%	-	1,025,604	1,025,604	2,255,535	2,558,284	8,000,515	3,405,252	16,219,586
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.13%	1,231,661	3,610,794	4,842,455	11,478,411	17,127,941	-	-	28,606,352

				Total						5,868,059					44,825,938

Debtor Taxpayer ID No. (RUT).	Debtor	Country Of Debtor	Creditor Taxpayer ID No. (RUT).	Creditor	Country of creditor	Cur- rency	Nominal Interest rate	12-2011
								Current			Non-current
								Less than 90 days ThCh$	More than 90 days ThCh$	Total current ThCh$	One to three years ThCh$	Three to five years ThCh$	Five to ten years ThCh$	More than ten years ThCh$	Total non- current ThCh$

91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	87.509.100-K	Leasing Abengoa Chile	Chile	US$	6.50%	1,041,741	-	1,041,741	2,291,023	2,598,536	8,126,396	5,639,145	18,655,100
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.13%	1,918,477	6,218,565	8,137,042	10,519,276	14,415,305	11,395,943	-	36,330,524

				Total						9,178,783					54,985,624

Appendix 4, c) shows the detail of estimated future cash flows (not discounted) that the Group has to disburse with respect to the above financial leases.

-      Other Loans by Debtor

Debtor Taxpayer ID No. (RUT).	Debtor	Country of Debtor	Creditor Taxpayer ID No. (RUT).	Creditor	Country of Creditor	Cur- rency	Nominal Interest rate	12-2012
								Current			Non-current
								Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	More than ten years	Total non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	70,025,348	-	70,025,348	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	14,355,259	-	14,355,259	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	1,791,317	3,600,814	5,392,131	5,629,544	-	-	5,629,544
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	N/A	Others	Chile	Ch$	N/A	-	-	-	-	-	-	-
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96.963.440-6	SC GROUP	Chile	US$	7.50%	6,651,792	-	6,651,792	-	-	-	-
96,589,170-6	Empresa Eléctrica Pangue	Chile	N/A	Others	Chile	Ch$	N/A	-	-	-	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96601250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	2,022,260	-	2,022,260	-	-	-	-

				Total ThCh$						98,446,790				5,629,544

Debtor Taxpayer ID No. (RUT).	Debtor	Country of Debtor	Creditor Taxpayer ID No. (RUT).	Creditor	Country of Creditor	Cur- rency	Nominal Interest rate	12-2011
								Current			Non-current
								Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	More than ten years	Total non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	7,749,998	14,969,290	22,719,288	12,851,153	37,735,332	-	50,586,485
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	-	13,925,511	13,925,511	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	679,866	1,133,110	1,812,976	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	N/A	Others	Chile	Ch$	N/A	27	-	27	-	-	-	-
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96.963.440-6	SC GROUP	Chile	US$	7.50%	11,197,341	-	11,197,341	-	-	-	-
96,589,170-6	Empresa Eléctrica Pangue	Chile	N/A	Others	Chile	Ch$	N/A	2	-	2	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96601250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	3,929,271	-	3,929,271	-	-	-	-

				Total ThCh$						53,584,416				50,586,485

Appendix 4, d) shows the detail of estimated future cash flows (not discounted) that the Group has to disburse with respect to the above other loans.

5.	Hedged debt

Of Endesa Chile’s US dollar denominated debt, as of December 31, 2012, ThCh$ 663,941,768 is related to future cash-flow hedges for the Group’s US dollar-linked operating income (see Note 3.k). As of December 31, 2011, this amount totaled ThCh$ 739,686,386.

The following table details changes in : Reserve for cash flow hedges” during 2012, 2011 and 2010, due to exchange differences of this debt:

HEDGING RESERVE	December 31, 2012 ThCh$	December 31, 2011 ThCh$	December 31, 2010 ThCh$
Balance in hedging reserves (hedging income) at the beginning of the year, net	42,149,742	101,149,888	85,798,007
Foreign currency exchange differences recorded in equity, net	30,348,917	(47,549,956)	26,100,215
Recognition of foreign currency exchange differences in profit (loss), net	(14,868,704)	(12,505,769)	(10,748,334)
Foreign currency translation differences	(192,593)	1,055,579	-

Balance in hedging reserves (hedging income) at the end of the year, net	57,437,362	42,149,742	101,149,888

6.	Other information

As of December 31, 2012 and 2011, Endesa Chile had revolving credit available for use amounting to ThCh$ 193,708,000 and ThCh$ 199,892,000, respectively.

17.	RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

—	Compliance with good corporate governance standards.

—	Strict compliance with all the Group’s internal policies.

—	The Group’s Risk Committee is the organization in charge of defining, approving, and updating the basic principles that are to inspire actions taken regarding risk.

—	Risk Governance is organized operationally through the Risk Control and Risk Management areas, which are two independent functions.

—	Each business and corporate area determines:

I.	The markets and product areas in which it can operate based on its knowledge and ability to ensure effective risk management.

II.	Criteria regarding counterparties.

III.	Authorized operators.

—	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

—	Business limits are ratified by the Group Risk Committee.

—	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

—

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

In compliance with the current interest-rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 71% as of December 31, 2012.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest-rate risk. Derivative instruments currently used to comply with the risk management policy are interest-rate swaps to set a floating rate at fixed rate.

The financial debt structure of the Endesa Chile Group detailed by fixed, hedged, and floating rate debt, net of hedging derivate instruments is as follows:

Net position:

	12-31-2012%	12-31-2011%
Fixed interest rate	71%	83%
Floating interest rate	29%	17%
Total	100%	100%

17.2.  Exchange rate risk

Exchange-rate risks involve basically the following transactions:

—	Debt executed the Groups companies that is denominated in a currency other than that it which its cash flows are indexed.

—	Payments to be made for the acquisition of project-related materials made in a currency other than that it which its cash flows are indexed

—	Group company income directly linked to dollar fluctuations.

—	Cash flows from foreign subsidiaries to the Chilean parent company, which are exposed to exchange-rate fluctuations.

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

17.3.  Commodities risk

The Endesa Chile Group has a risk exposure to price changes in certain commodities, basically due to:

—	Purchases of fuel used to generate electricity.

—	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year and includes risk mitigation terms in certain contracts with unregulated customers.

Considering the operating conditions faced by the power generation market in Chile, with drought and price volatility in the international markets, the Group is constantly verifying the advisability of hedging against the impacts that these price swings have on the results. As of December 31, 2012, there are swap operations for 462,000 barrels of Brent crude oil for January 2013 and 365 thousand tons of coal for February through June 2013 (see Note 18.3.a).

Depending on the operating conditions which are constantly being updated, these hedges may be modified or may cover other commodities.

17.4.   Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for the debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 16 and 18, and Appendix No.4, respectively.

As of December 31, 2012, the Endesa Group has cash and cash equivalent totaling ThCh$ 276,794,675 and committed long-term credit facilities totaling ThCh$ 193,708,000. As of December 31, 2011, the Endesa Group had ThCh$ 421,282,284 in cash and cash equivalents and ThCh$ 199,892,000 in committed long-term lines of credit.

17.5.   Credit risk

Given the current economic situation, the Group has been conducting detailed monitoring of its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low due to the short term period of collections from customers, resulting in significant non-cumulative receivables amounts.

Some countries’ regulations allow the suspension of energy service to customers with outstanding payments, and almost all contracts have termination clauses for payment default. The Company monitors its credit risk on a ongoing basis and measures quantitatively its maximum exposure to payment default risks, which, as stated above, are very low.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade) with thresholds established for each entity.

Banks that have received investment grade ratings from at least two of the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments are backed with treasury bonds from the countries in which the company operates and/or with commercial paper issued by the highest-rated banks; wherever possible and when market conditions permit, the treasury bonds are preferred.

Derivative instruments are entered into with entities with solid creditworthiness, all derivative transactions are executed with entities with investment-grade ratings.

17.6.   Risk measurement

The Endesa Chile Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to ensure that the risk assumed by the Company remains consistent with the risk exposure defined by the management, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

—	Debt

—	Financial derivatives

The VaR determined represents the potential loss in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

—	U.S. dollar Libor interest rate.

—	The customary local indices used in the banking industry for debt, considering the various currencies in which our companies operate.

—	The exchange rates of the various currencies used in the calculation.

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

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to the management.

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

	Balance at
FINANCIAL POSITIONS	12-31-2012 ThCh$	12-31-2011 ThCh$

Interest rate	7,929,596	36,951,206
Exchange rate	1,503,495	3,122,801
Correlation	(2,609,351)	(470,475)

Total	6,823,740	39,603,532

The Value at Risk positions have varied during the years 2012 and 2011 depending on the start/maturity of operations throughout each year.

18.	FINANCIAL INSTRUMENTS

18.1. Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2012 and 2011 is as follows:

	December 31, 2012
	Financial assets held for trading	Financial assets at fair value with changes in net income	Held-to-Maturity Investments	Loans and accounts receivables	Available-for- Sale Financial Assets	Hedge derivatives
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	-	-	-	-	-	51,876
Other financial assets	-	25,067,909	-	291,977,531	-	-
Total current	-	25,067,909	-	291,977,531	-	51,876

Equity instruments	-	-	-	-	2,857,682	-
Derivative instruments	-	-	-	-	-	29,200,554
Other financial assets	-	-	-	148,308,817	-	-
Total non-current	-	-	-	148,308,817	2,857,682	29,200,554
		-	-	-	-	-

Total	-	25,067,909		440,286,348	2,857,682	29,252,430

	December 31, 2011
	Financial assets held for trading	Financial assets at fair value with changes in net income	Held-to-Maturity Investments	Loans and accounts receivables	Available-for- Sale Financial Assets	Hedge derivatives
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	47,504	-	-	-	-	723,067
Other financial assets	-	-	-	379,534,910	-	-
Total current	47,504	-	-	379,534,910	-	723,067

Equity instruments	-	-	-	-	2,865,405	-
Derivative instruments	-	-	-	-	-	9,385,907
Other financial assets	-	-	-	152,956,126	-	-
Total non-current	-	-	-	-	-	-

Total	47,504	-	-	532,491,036-	2,865,405-	10,108,974-

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2012 and 2011, is as follows:

	December 31, 2012
	Financial liabilities held for trading	Financial liabilities at fair value with changes in net income	Loans and accounts payable	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	-	2,022,260	410,109,479	-
Derivative instruments	-	-	-	975,089
Other financial liabilities	-	-	540,350,475	-
Total current	-	2,022,260	950,459,954-	975,089

Interest-bearing loans	-	-	1,520,644,153
Derivative instruments	-	-	-	5,007,665
Other financial liabilities	-	-	-	-
Total non-current	-	-	1,520,644,153	5,007,665

Total	-	2,022,260	2,471,104,107	5,982,754

	December 31, 2011

	Financial liabilities held for trading	Financial liabilities at fair value with changes in net income	Loans and accounts payable	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	-	3,929,271	298,077,015
Derivative instruments	807,105	-	-	184,042
Other financial liabilities	-	-	495,728,127	-

Total current	807,105	3,929,271	793,805,142	184,042

Interest-bearing loans	-	-	1,712,294,737	-
Derivative instruments	-	-	-	6,555,571
Other financial liabilities	-	-	9,243,595	-

Total non-current	-	-	1,721,538,332	6,555,571

			-	-

Total	807,105	3,929,271	2,515,343,474	6,739,613

18.2.  Derivative instruments

The risk management policy of the Group uses primarily interest-rate and foreign exchange-rate derivative to hedge its exposure to interest rate and foreign currency risk.

The Company classifies its hedges as follows:

—	Cash-flow hedges: Those that hedge the cash flows of the underlying hedged item.

—	Fair-value hedges: Those that hedge the fair value of the underlying hedged item.

—

Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2012 and 2011, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2012				December 31, 2011
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest-rate hedge:	-	-	78,464	4,586,456	-	-	91,829	6,454,964
Cash-flow hedge	-	-	78,464	4,586,456	-	-	91,829	6,454,964
Exchange-rate hedge:	51,876	29,200,554	896,625	421,209	723,067	9,385,907	92,213	100,607
Cash-flow hedge	51,876	29,200,554	896,625	421,209	723,067	9,385,907	92,213	100,607

TOTAL	51,876	29,200,554	975,089	5,007,665	723,067	9,385,907	184,042	6,555,571

-   General information on hedging derivative instruments

Hedging derivative instruments and their corresponding hedged items are shown in the following table:

Hedge instrument	Hedge instrument	Item hedged	Fair value of items hedged	Fair value of items hedged	Nature of risk hedged

			12-31-2012 M$	12-31-2011 M$

SWAP	Interest rate	Bank loans	(4,664,920)	(6,546,793)	Cash flow
SWAP	Exchange rate	Unsecured obligations (bonds)	27,934,596	9,916,154	Cash flow

At the close of the 2012 and 2011 fiscal years, the Group has not recognized any significant gains or losses for ineffective cash-flow hedges.

b)	Financial derivative instruments assets and liabilities at fair value with changes in net income

As of December 31, 2012 and 2011, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2012				December 31, 2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current ThCh$	Current ThCh$	Non- current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non- current ThCh$	Non- current ThCh$

Non-hedge derivative instruments	-	-	-	-	47,504	807,105	-	-

c)     Other information on derivatives

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2012 and 2011:

	December 31, 2012
		Notional value
Financial derivatives	Fair value ThCh$	Less than 1 year ThCh$	1 - 2 years ThCh$	2 - 3 years ThCh$	3 - 4 years ThCh$	4 - 5 years ThCh$	Subsequent years ThCh$	Total ThCh$
Interest-rate hedge:	(4,664,920)	5,298,212	100,762,256	6,092,611	6,092,611	8,935,672	-	127,181,363
Cash-flow hedge	(4,664,920)	5,298,212	100,762,256	6,092,611	6,092,611	8,935,672	-	127,181,363
Exchange-rate hedge:	27,934,596	9,407,392	198,183,568	65,598	-	-	-	207,656,557
Cash-flow hedge	27,934,596	9,407,392	198,183,568	65,598	-	-	-	207,656,557
Fair-value hedge	-	-	-	-	-	-	-	-
Derivatives not designated for hedge accounting	-	-	-	-	-	-	-	-
TOTAL	23,269,676	14,705,604	298,945,824	6,158,209	6,092,611	8,935,672	-	334,837,920

	December 31, 2011
		Notional value
Financial derivatives	Fair value ThCh$	Less than 1 year ThCh$	1 - 2 years ThCh$	2 - 3 years ThCh$	3 - 4 years ThCh$	4 - 5 years ThCh$	Subsequent years ThCh$	Total ThCh$
Interest-rate hedge:	(6,546,793)	9,479,132	5,731,377	107,702,257	5,292,723	5,292,723	8,368,224	141,866,438
Cash-flow hedge	(6,546,793)	9,479,132	5,731,377	107,702,257	5,292,723	5,292,723	8,368,224	141,866,438
Exchange-rate hedge:	9,916,154	-	-	209,977,060	-	-	-	209,977,060
Cash-flow hedge	9,916,154	-	-	209,977,060	-	-	-	209,977,060
Derivatives not designated for hedge accounting	(759,601)	17,569,294	-	-	-	-	-	17,569,294
TOTAL	2,609,760	27,048,426	5,731,377	317,679,317	5,292,723	5,292,723	8,368,224	369,412,792

The contractual notional amount of the contracts do not represent the risk assumed by the Group as the amount shown in the above tables only reflects the basis on which settlement of the derivative is calculated.

18.3. Fair Value Hierarchies

a)	The financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.f.5.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2012 and 2011:

Financial instruments measured at fair value		Fair value measured at end of reporting period using:

	12-31-2012 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$

Financial assets
Financial derivatives designated as cash-flow hedge	29,252,430	-	29,252,430	-
Commodities derivatives designated as cash-flow hedge	784,741	-	784,741	-
Financial assets at fair value with changes in results	25,067,909	25,067,909	-	-
Available-for-sale financial assets, non-current, long term	6,358	6,358	-	-
Total	55,111,438	25,074,267	30,037,171	-
Financial liabilities
Financial derivatives designated as cash-flow hedge	5,982,754	-	5,982,754	-
Commodities derivatives designated as cash-flow hedge	32,200	-	32,200	-
Other non-current financial liabilities, short-term	2,022,260	-	-	2,022,260
Total	8,037,214	-	6,014,954	2,022,260

Financial instruments measured at fair value		Fair value measured at the year-end using:

	12-31-2011 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$

Financial assets
Financial derivatives designated as cash-flow hedge	10,108,974	-	10,108,974	-
Financial derivatives not designated as cash-flow hedge	47,504	-	47,504	-
Commodities derivatives designated as cash-flow hedge	3,338	-	3,338	-
Available-for-sale financial assets, non-current, long term	61,676	61,676	-	-
Total	10,221,492	61,676	10,159,816	-
Financial liabilities
Financial derivatives designated as cash-flow hedge	6,739,613	-	6,739,613	-
Financial derivatives not designated as cash-flow hedge	807,105	-	807,105	-
Other non-current financial liabilities, short-term	3,929,271	-	-	3,929,271
Total	11,475,989	-	7,546,718	3,929,271

b)	The following is the reconciliation between the opening and closing balances for financial instruments whose fair value is classified as Level 3:

Interest-bearing loans, long term	ThCh$

Balance at January 1, 2011	12,395,250
Profit recognized in financial profit or loss	(8,465,979)
Balance at December 31, 2011	3,929,271
Profit recognized in financial profit or loss	(1,907,011)
Balance at December 31, 2012	2,022,260

The fair value of Level 3 has been calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions from within the company that are primarily based on estimates of prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level.

19.	TRADE AND OTHER PAYABLES

Trade and other payables as of December 31, 2012 and 2011 are as follows:

	Current		Non-current
Trade and other payables	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$

Trade creditors	120,901,275	109,707,264	-	-
Other accounts payable	209,938,694	248,074,117	-	-

Total trade and other payables	330,839,969	357,781,381	-	-

The breakdown of trade creditors and other payables as of December 31, 2012 and 2011 is as follows:

	Current		Non-current
Trade and other payables	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$

Purchased energy suppliers	80,982,884	71,605,183	-	-
Purchased fuel and gas suppliers	39,918,391	38,102,081	-	-
Payables for goods and services	121,651,241	166,428,097	-	-
Dividends payable to third parties	54,969,011	39,053,184	-	-
Mitsubishi (LTSA) contract	16,988,406	11,514,861	-	-
Other accounts payables	16,330,036	31,077,975	-	-

Total trade and other payables	330,839,969	357,781,381	-	-

See Note 17.4 for the description of the liquidity-risk management policy.

20.	PROVISIONS

a)    The following is a detail of these as of December 31, 2012 and 2011:

Provisions	Current		Non-current
	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$

Provision for legal proceedings	5,260,129	11,249,455	316,755	316,576
Decommissioning, restoration and rehabilitation costs	-	-	19,176,517	11,677,786
Provision for suppliers and services	10,906,111	1,897,986	-	-
Provision for employee benefits	11,696,800	9,235,343	100,707	65,221
Other provisions	11,961,785	14,478,414	-	242,056

Total	39,824,825	36,861,198	19,593,979	12,301,639

b)  The changes of provisions during 2012 and 2011 was as follows:

	Legal proceedings	Decommissioning, restoration and rehabilitation costs	Other provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Changes in provisions
Opening balance at January 1, 2012	11,566,031	11,677,786	25,919,020	49,162,837
Additional provisions	-	6,885,645	-	6,885,645
Increase (decrease) in existing provisions	3,524,703	-	4,383,278	7,907,981
Provision used	(10,754,424)	-	(10,376,890)	(21,131,314)
Adjustments for inflation	8,479,603	422,542	54,949	8,957,094
Foreign currency translation	(517,535)	190,544	(359,475)	(686,466)
Other increases (decreases)	(6,721,494)	-	15,044,521	8,323,027
Total changes in provisions	(5,989,147)	7,498,731	8,746,383	10,255,967

Closing balance at December 31, 2012	5,576,884	19,176,517	34,665,403	59,418,804

	Legal proceedings	Decommissioning, restoration and rehabilitation costs	Other provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Changes in provisions
Opening balance at January 1, 2011	15,190,442	10,735,966	39,549,487	65,475,895
Additional provisions	1,061,176	-	-	1,061,176
Increase (decrease) in existing provisions	5,632,580	54,806	11,867,542	17,554,928
Provision used	(11,331,425)	-	(9,674,773)	(21,006,198)
Adjustments for inflation	-	372,069	-	372,069
Currency translation differences	693,875	515,187	851,454	2,060,516
Other increases (decreases)	319,383	(242)	(16,674,690)	(16,355,549)
Total changes in provisions	(3,624,411)	941,820	(13,630,467)	(16,313,058)

Closing balance at December 31, 2011	11,566,031	11,677,786	25,919,020	49,162,837

21.	EMPLOYMENT BENEFIT OBLIGATIONS

21.1    General information

Endesa Chile and certain of its subsidiaries in Chile, Colombia, Peru and Argentina provide various post-employment benefit plans for all or some of its active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.j.1, and include primarily the following:

-	Defined benefit plans:

Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement, Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range from 5 to 15 years.

Electricity: The beneficiary receives a monthly bonus to cover a portion of his billed residential electricity consumption.

Health benefit: The beneficiary receives health coverage in addition to that to which he is entitled under his social security regime.

-	Other benefits:

Five-year benefit: A benefit certain employees receive every 5 years; begins to accrue after the second year.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

Seniority Bonuses in Peru: There is an agreement to give to employees (subject to the collective agreements) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work. This benefit is given according to the following:

Accumulating 5, 10 and 15 years	–	1 basic monthly salary
Accumulating 20 years	–	1 1/2 basic monthly salaries
Accumulating 25, 30, 35 and 40 years	–	2 1/2 basic monthly salaries

-	Defined benefits contribution:

The Company makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his retirement disability or death.

21.2    Opening balance, changes and presentation of financial statements

a)	As of December 31, 2012 and 2011, the following is a summary of post-employment obligations for defined benefits:

	12-31-2012 ThCh$	12-31-2011 ThCh$

Post-employment obligations	39,799,128	36,569,407
Total	39,799,128	36,569,407

Current portion	-	-

Non-current portion	39,799,128	36,569,407

b)	The movement in post-employment obligations post for defined benefits during 2012 and 2011 was as follows:

Actuarial value of post-employment obligations	ThCh$

Initial balance at January 1, 2011	31,356,333
Current cost of the service	1,004,407
Interest cost	2,544,632
Actuarial (gains) losses	3,491,914
Foreign currency translation	2,080,858
Contributions paid	(5,498,731)
Costs of past services	1,222,824
Personnel transfers	56,347
Net increase in liabilities of acquisitions/ disposals	310,823

Balance at December 31, 2011	36,569,407

Current cost of the service	526,145
Interest cost	2,691,721
Actuarial (gains) losses	3,997,594
Foreign currency translation	(185,050)
Personnel transfers	230
Contributions paid	(4,457,698)
Costs of past services	656,779

Balance at December 31, 2012	39,799,128

As of December 31, 2012, out of the total amount of post-employment benefit obligations, 36.90% is from defined benefit plans in Chilean companies (33.91% at December 31, 2011); 55.42% is from defined benefit plans provided by our subsidiary Emgesa in Colombia (60.03% at December 31, 2011), 5.99% is from defined benefit plans in the EASA Group in Argentina (6.06% at December 31, 2011), and 1.69% from defined benefit plans granted by Edegel in Peru (nil at December 31, 2011).

Group companies make no contributions to funds for financing the payment of these benefits (unfunded).

c)	The total expense recognized in profit or loss with respect to defined benefit plans as of December 31, 2012, 2011 and 2010 are as follows:

Expense recognized in profit or loss	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
Normal service cost of defined benefits plan	526,145	1,004,407	835,504
Interest cost of defined benefits plan	2,691,721	2,544,632	2,693,816
Past service cost	656,779	1,222,824	-
Total expense recognized in profit or loss	3,874,645	4,771,863	3,529,320
Net actuarial (gains) losses	3,997,594	3,491,914	938,426

Total expense recognized in profit or loss	7,872,239	8,263,777	4,467,746

21.3    Other disclosures

Actuarial assumptions:

As of December 31, 2012 and 2011, the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Colombia		Argentina
	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011

Discount rate used	6.0%	6.5%	8.00%	8.50%	5.50%	5.50%
Expected rate of salary increases	3.0%	3.0%	3.5%-4.0%-4.5%	3.5%-4.0%-4.5%	0.00%	0.00%
Mortality table	RV 2004	RV 2004	RV08	RV08	RV2004	RV2004

Sensitivity:

As of December 31, 2012, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 3,052,186 (ThCh$ 2,478,385 as of December 31, 2011) if the rate rises, and an increase of ThCh$ 3,608,126 (ThCh$ 2,918,346 as of December 31, 2011) if the rate falls.

Defined contribution

The contributions made to the defined benefits plans are booked directly in Personnel expenses in the consolidated statement of comprehensive results. The amount booked by Edegel for this expense at December 2012 was ThCh$ 369,442 (ThCh$ 328,015 as of December 2011 and ThCh$ 318,953 as of December 2010).

Future disbursement

According to the available estimation, disbursements forecasted to support the defined benefit plans over the next 12 months amounts to ThCh$ 5,304,312.

22.	EQUITY

22.1    Equity attributable to the shareholders of the Company

22.1.1    Subscribed and paid capital and number of shares

Endesa Chile’s share capital as of December 31, 2012 and 2011 is ThCh$ 1,331,714,085, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX), There has been no change in the number of shares during the years 2012 and 2011.

Capital contributions made in 1986 and 1994 resulted in share premiums amounting to ThCh$ 206,008,557.

22.1.2    Dividends

The Board of Directors, at the Board Meeting held on February 29, 2012, agreed to propose to the General Shareholders Meeting, to be held on April 26, 2012, the distribution of a final dividend equivalent to 50% of the Company’s 2011 net income, corresponding to Ch$ 27.24259 per share. The interim dividend of Ch$ 5.8439 paid in January 2012 has to be deducted from this dividend payment.

The aforementioned proposal modified the Company’s dividend policy for 2011, which allowed for distribution of an expected final dividend of 55% of the Company’s net income. This was disclosed as an Essential Event on February 29, 2012. The General Ordinary Shareholders’ Meeting held on April 26, 2012 agreed to distribute the minimum mandatory dividend and an additional dividend amounting to Ch$ 27.24259 per share. This dividend was partially paid during 2012 (Interim Dividend No.51) and the remaining Ch$ 22.1582 per share was paid on May 17, 2012 (Final Dividend No.52).

Endesa Chile’s Ordinary Shareholders’ Meeting held on April 26, 2012 approved a dividend policy of distributing 50% of 2011 net income in final dividends; the Board expects to comply with this policy during 2012. Furthermore, it intends to distribute an interim dividend, to be charged against 2012 net income, of up to 15% of net income as of September 30, 2012, as shown in the financial statements at that date, This interim dividend will be paid in January 2013.

The final dividend will be determined by the Ordinary Shareholders’ Meeting to be held in the first four months of 2013.

Fulfillment of the aforementioned dividend plan is subject to the actual net income earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid by the Company in recent years:

Dividend No.	Type of dividend	Payment date	Pesos per share	Charged to
47	Interim	12-16-2009	9.31240	2009
48	Final	05-05-2010	17.53050	2009
49	Interim	01-26-2011	6.42895	2010
50	Final	05-11-2011	26.09798	2010
51	Interim	01-19-2012	5.08439	2011
52	Final	05-17-2012	22.15820	2011

22.2    Foreign currency translation

The following table details translation adjustments, net of taxes, in the consolidated statement of financial position of December 31, 2012, 2011 and 2010.

Foreign currency translation	December 31, 2012 ThCh$	December 31, 2011 ThCh$	December 31, 2010 ThCh$
Emgesa S.A. E.S.P.	88,701,327	85,262,487	64,784,849
Generandes Perú S.A.	53,286,339	62,331,378	15,363,568
GasAtacama S.A.	(16,793,138)	(9,080,092)	(19,072,259)
Hidroinvest S.A.	(5,773,653)	(5,648,808)	(6,362,587)
Endesa Argentina S.A.	(7,694,500)	(10,784,833)	(11,659,258)
Hidroeléctrica El Chocón S.A.	(29,075,486)	(14,204,278)	(14,257,586)
Endesa Brasil S.A.	(107,694,718)	(13,722,525)	(8,071,149)
Other	(368,085)	(491,707)	(877,618)

TOTAL	(25,411,914)	93,661,622	19,847,960

22.3    Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to secure access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a sound financial position.

22.4    Restrictions on subsidiaries’ transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transfer of assets to the parent company. The Group’s restricted net assets as of December 31, 2012 from its subsidiaries Edegel and Chocón are ThCh$ 111,455,647 and ThCh$ 52,195,877, respectively.

22.5    Other reserves

Other reserves within Equity as of December 31, 2012 and 2011 consist of the following:

	Balance at January 1, 2012 ThCh$	Movement 2012 ThCh$	Balance at December 31, 2012 ThCh$
Currency translation differences	93,661,622	(119,073,536)	(25,411,914)
Cash-flow hedges	17,610,043	30,381,668	47,991,711
Remeasurement of available-for-sale financial	3,283	346	3,629
Miscellaneous other reserves	(727,247,133)	(1,192,168)	(728,439,301)

TOTAL	(615,972,185)	(89,883,690)	(705,855,875)

	Balance at January 1, 2011 ThCh$	Movement 2011 ThCh$	Balance at December 31, 2011 ThCh$
Currency translation differences	19,847,960	73,813,662	93,661,622
Cash-flow hedges	104,200,016	(86,589,973)	17,610,043
Remeasurement of available-for-sale financial	49,393	(46,110)	3,283
Miscellaneous other reserves	(727,647,609)	400,476	(727,247,133)

TOTAL	(603,550,240)	(12,421,945)	(615,972,185)

	Balance at January 1, 2010 ThCh$	Movement 2010 ThCh$	Balance at December 31, 2010 ThCh$
Currency translation differences	73,027,963	(53,180,003)	19,847,960
Cash-flow hedges	79,113,232	25,086,784	104,200,016
Remeasurement of available-for-sale financial	50,090	(697)	49,393
Miscellaneous other reserves	(727,647,609)	-	(727,647,609)

TOTAL	(575,456,324)	(28,093,916)	(603,550,240)

—	Currency translation differences: These arise primarity from exchange differences relating to:

-	The translation of our subsidiaries whose functional currency is other than the Chilean peso (see Note 2.6.3), and

-	Valuation of goodwill on the acquisition of companies whose functional currency is other than the Chilean peso (see Note 3.b).

—	Cash-flow hedge: These represent the effective portion of those transactions which have been designated as cash-flow hedges (see Note 3.f.4).

—	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their fiscal effect on the available-for-sale investments (see Note 3.f.1).

—	Other miscellaneous reserves:

Other miscellaneous reserves include the following:

I.

In accordance with Official Letter No. 456 of the SVS, accumulated price-level restatements related to paid-in capital since our transition to IFRS 1 on January 1, 2004 through December 31, 2008, have been included.

Note that despite the fact that the Company adopted IFRS as its accounting standards as of January 1, 2009, the January 1, 2004 transition date disclosed previously was that used by the our Parent Company Endesa, S.A. in its transition to IFRS. This applies the exemption provided for this purpose in IFRS 1, “First-time adoption.

II.	Translation differences existing at the date of transition to IFRS (exemption IFRS 1 “First-time adoption”).

III.

Reserves arising from businesses combinations under common control, mainly explained by the creation of the Endesa Brasil Holding in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

22.6  Non-controlling interests

The negative change reflected in the item “Increase (decrease) from transfers and other changes” in the Statement of Changes in Net Equity is line explained in the two periods primarily by non-controlling interests receive of the dividends declared by the consolidated companies.

23.	REVENUES

The detail of revenues shown in the consolidated statements of comprehensive results for the years ended December 31, 2012, 2011 and 2010 is as follows:

Revenue	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Energy sales (1)	2,224,687,152	2,333,547,935	2,341,244,481

Other sales	10,547,539	10,642,489	21,964,060
Sales of products and services	10,547,539	10,642,489	21,964,060

Revenue from other services	66,586,752	43,260,839	34,735,986
Tolls and transmission	42,372,881	14,607,416	5,117,650
Metering equipment leases	91,510	83,827	2,478,737
Engineering services	3,800,188	11,896,382	15,871,319
Others	20,322,173	16,673,214	11,268,280

Total operating revenue	2,301,821,443	2,387,451,263	2,397,944,527

Other operating revenue	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Other revenue (2)	67,564,931	17,038,942	37,437,927

Total other operating revenue	67,564,931	17,038,942	37,437,927

(1) Includes ThCh$ 29,217,154 deriving from the conciliation, settlement and energy sale price determination agreement between Endesa Chile and CMPC.

(2) During 2012, the Company booked ThCh$ 2,239,336 (ThCh$ 7,273,992 in 2011 and ThCh$ 22,225,795 in 2010) relating to claims under insurance policies covering the Bocamina I power plant business interruption and lost earnings with respect to the Bocamina II plant due to the plant not being operative, amounting to ThCh$ 52,817,785, both activated as a result of the February 27, 2010 earthquake that damaged these plants (see Note 14.f.6).

24.	RAW MATERIALS AND CONSUMABLES USED

Raw materials and consumables used shown in the statement of results as of December 31, 2012, 2011 and 2010 are detailed as follows:

Raw materials and consumables used	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Energy purchases	(308,298,273)	(262,755,195)	(236,937,399)
Fuel consumption	(750,782,360)	(707,141,014)	(634,777,206)
Transport expenses	(228,717,450)	(194,068,836)	(228,036,184)
Other variable procurements and services	(40,904,692)	(53,295,032)	(91,577,030)

Total raw materials and consumables used	(1,328,702,775)	(1,217,260,077)	(1,191,327,819)

25.	EMPLOYEE BENEFITS EXPENSES

Employees expenses recognized in profit or loss for the periods December 31, 2012, 2011 and 2010 is as follows:

Personnel expenses	Balance at
	31-12-2012 ThCh$	31-12-2011 ThCh$	31-12-2010 ThCh$

Wages and salaries	(90,720,466)	(73,912,439)	(74,424,282)
Post-employment benefits expenses	(526,145)	(1,004,407)	(835,504)
Social security and other social charges	(15,510,211)	(5,292,304)	(4,697,420)
Other personnel expenses	(218,446)	(180,306)	(109,143)

Total	(106,975,268)	(80,389,456)	(80,066,349)

26.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

Depreciation, amortization and impairment losses recognized in profit or loss for the periods December 31, 2012, 2011 and 2010 is as follows:

	Balance as of
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Depreciation	(186,802,867)	(172,952,233)	(175,067,904)
Amortization	(3,720,103)	(3,494,867)	(3,939,996)

Sub total	(190,522,970)	(176,447,100)	(179,007,900)
Reversal (losses) for impairment (*)	(11,117,362)	(9,472,766)	(706,125)

Total	(201,640,332)	(185,919,866)	(179,714,025)

(*) Impairment losses	Balance as of
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Reversal (loss) for impairment of financial assets (see Note 7)	1,460,736	(4,024,394)	(308,268)
(Loss) for impairment of goodwill (see Note 13)	-	(5,448,372)	-
(Loss) for impairment of fixed assets (see Note 14,b)	(12,578,098)	-	(397,857)

Total	(11,117,362)	(9,472,766)	(706,125)

27.	OTHER EXPENSES BY NATURE

Other miscellaneous operating expenses as of December 31, 2012, 2011 and 2010 is as follows:

Other expenses by nature	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Independent and outsourced professional services	(34,248,002)	(32,000,948)	(28,168,817)
Other supplies and services	(16,593,610)	(16,239,060)	(22,480,182)
Insurance premiums	(17,521,983)	(15,228,379)	(14,229,231)
Duties and taxes	(18,130,823)	(54,616,055)	(10,821,134)
Repairs and conservation	(12,758,421)	(10,138,167)	(10,916,194)
Publicity, advertising and public relations	(1,089,596)	(3,081,455)	(5,273,660)
Leases and rentals	(2,652,440)	(2,905,315)	(3,350,773)
Environmental expenses	(3,380,461)	(3,180,938)	(812,294)
Other procurements	(3,005,448)	(1,971,253)	(2,052,353)
Travel expenses	(2,600,852)	(1,984,879)	(546,330)
Indemnities and fines	(640,344)	(249,257)	(151,193)
Others	-	(1,952,346)	(4,875,095)

Total other expenses by nature	(112,621,980)	(143,548,052)	(103,677,256)

28.	FINANCIAL RESULTS

Financial income and costs as of December 31, 2012, 2011 and 2010 are as follows:

Financial income	Balance at
	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$

Cash and cash equivalents	12,273,422	23,153,501	4,716,032
Other financial income	2,648,879	4,885,760	5,367,158

Total financial income	14,922,301	28,039,261	10,083,190

Financial costs	Balance at
	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$

Financial costs	(149,224,963)	(137,535,382)	(142,256,150)

Bank loans	(22,568,037)	(24,427,040)	(27,969,118)
Secured and unsecured obligations	(105,411,447)	(109,225,126)	(96,485,135)
Financial leases	(1,876,642)	(2,698,665)	(2,735,638)
Valuation financial derivatives	(4,877,219)	(6,450,352)	(9,733,581)
Post-employment benefits expenses	(2,691,721)	(2,544,632)	(2,693,816)
Capitalized financial expenses	23,915,042	29,922,494	11,744,123
Others	(35,714,939)	(22,112,061)	(14,382,985)

Result of indexation adjustments (*)	(991,050)	(5,332,672)	(3,162,695)

Exchange differences (**)	(10,739,861)	(6,466,655)	15,618,964

Total financial costs	(160,955,874)	(149,334,709)	(129,799,881)

Total financial result	(146,033,573)	(121,295,448)	(119,716,691)

The origins of the effects on results of indexation adjustments and exchange differences, are as follows:

Result of indexation adjustments (*)	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Cash and cash equivalents	-	5,798	-
Other financial assets (derivative instruments)	5,625,933	8,655,896	5,268,460
Other non-financial assets	-	-	921,827
Trade and other receivables	7,754	39,420	(406,957)
Current tax assets and liabilities	2,383,296	2,100,153	1,477,234
Other financial liabilities (financial debt and derivative instruments)	(8,931,305)	(15,980,262)	(10,180,736)
Trade and other payables	703	108,926	-
Other provisions	(74,945)	(281,472)	(49,233)
Other non-financial liabilities	(2,486)	18,869	(193,290)

Total result of indexation adjustments	(991,050)	(5,332,672)	(3,162,695)

Exchange differences (**)	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Cash and cash equivalents	(889,469)	1,898,789	3,512,550
Other financial assets (derivative instruments)	6,272,448	2,317,607	15,487,831
Other non-financial assets	53,139	872,997	(793,363)
Trade and other receivables	191,775	4,199,979	1,189,993
Current tax assets and liabilities	(1,034)	178,703	35,110
Other financial liabilities (financial debt and derivative instruments)	(14,401,345)	(10,086,072)	(1,508,610)
Trade and other payables	(1,139,611)	(5,048,935)	535,792
Other non-financial liabilities	(825,764)	(799,723)	(2,840,339)

Total exchange differences	(10,739,861)	(6,466,655)	15,618,964

29.   INCOME TAX

The following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” with the income tax expense recorded in the accompanying Consolidated Statement of Comprehensive income for the 2012, 2011 and 2010 fiscal years.

Income Tax	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Current tax expense	(213,517,173)	(217,772,455)	(207,480,995)
Tax benefit from tax assets not previously recognized used to reduce the current tax expense (credits and/or benefits on current tax)	39,920,277	20,511,576	24,136,350
Adjustments to current tax from the previous year	(1,181,147)	(301,392)	583,493
Other current tax expense	(575,061)	(290,463)	(2,577,120)

Total current tax expense, net	(175,353,104)	(197,852,734)	(185,338,272)

Deferred tax revenue (expense) from origination or reversal of temporary differences	5,127,847	(14,908,887)	949,761
Deferred tax expense from tax rate changes or new taxes (*)	(15,244,966)	-	(2,556,286)
Deferred tax charge arising from reductions in value or reversals of reductions in value of deferred tax assets during evaluation of their profit	-	2,197,116	-
Other deferred tax revenue (expense)	-	-	6,980,605

Total deferred tax expense, net	(10,117,119)	(12,711,771)	5,374,080

Income tax expense	(185,470,223)	(210,564,505)	(179,964,192)

The principal temporary differences are detailed in Note 15.a.

Reconciliation of tax expense using the statutory rate to the tax expense using the effective rate	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Tax expense using the statutory rate	(120,902,598)	(158,343,843)	(147,224,220)
Tax effect of rates in other jurisdictions	(44,774,218)	(39,681,126)	(53,463,847)
Tax effect of non-taxable revenues	36,341,925	26,309,290	21,617,417
Tax effect of non-tax-deductible expenses	(61,244,181)	(29,135,162)	(12,807,498)
Tax effect from change in tax rate (*)	(15,244,966)	-	(2,556,286)
Tax effect of over-provided tax in previous years	(1,181,147)	(301,392)	583,493
Price-level restatement for tax purposes (investments and equity)	21,534,962	(9,412,272)	13,886,749
Total adjustment to the tax expense using the statutory rate	(64,567,625)	(52,220,662)	(32,739,972)

Income tax expense	(185,470,223)	(210,564,505)	(179,964,192)

(*) On July 29, 2010, Chilean Law No. 20,455 was passed in Chile, modifying different laws to obtain funds to finance the reconstruction of the country, this law, which was published in the Diario Oficial (Official Gazette) on July 31, 2010 included a temporary first category tax increase for the 2012 and 2011 business years (18.5% and 20%, respectively) with a return to 17% in 2013.

On September 27, 2012, Law 20,630 was published in the Official Gazette and changed Chilean tax law to finance educational reform. This law increased the first category tax rate from 18.5% to 20% starting in the 2012 business year.

30.   SEGMENT INFORMATION

30.1 Segmentation criteria

The Group’s activities are organized primarily around its core businesses, electric energy generation.

In addition, segment information has been organized by the geographical areas in which the Group operates:

—	Chile
—	Argentina
—	Peru
—	Colombia

Given that the Group’s corporate organization basically matches its business organization and therefore the segmentation, the following segment information is based on the financial information of the companies forming each segment.

The following tables present the segment information for the 2012, 2011 and 2010 fiscal years.

30.2 Distribution by country

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	438,240,608	571,495,296	42,454,666	90,696,940	285,719,119	239,044,005	80,363,360	75,650,050	(11,791,862)	(16,830,971)	834,985,891	960,055,320
Cash and cash equivalents	47,401,041	230,599,277	6,336,505	21,658,298	187,772,861	136,260,140	35,284,268	32,764,569	-	-	276,794,675	421,282,284
Other current financial assets	-	47,504	-	143,638	25,067,909	674,506	51,876	48,561	-	-	25,119,785	914,209
Other current non-financial assets	8,091,920	5,579,713	217,513	1,189,419	7,515,740	7,964,428	4,241,546	2,458,301	-	-	20,066,719	17,191,861
Current trade and other receivables	155,844,820	179,124,308	19,901,491	54,090,162	35,378,529	45,507,596	18,439,139	16,985,155	833,883	439,368	230,397,862	296,146,589
Current accounts receivable from related entities	38,582,080	43,723,409	11,190,308	11,034,528	15,211,112	35,104,241	9,221,914	10,509,205	(12,625,745)	(17,270,339)	61,579,669	83,101,044
Inventories	36,350,361	29,481,511	3,158,460	1,783,282	13,257,329	11,993,970	12,892,283	12,645,501	-	-	65,658,433	55,904,264
Current tax assets	151,970,386	82,939,574	1,650,389	797,613	1,515,639	1,539,124	232,334	238,758	-	-	155,368,748	85,515,069

Non-current assets or groups of assets for disposal classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	4,032,527,219	4,097,740,141	274,123,433	309,917,555	1,563,308,503	1,393,219,292	786,613,842	812,558,136	(1,002,868,964)	(1,011,477,328)	5,653,704,033	5,601,957,796
Other non-current financial assets	31,534,104	12,015,155	108,154	161,140	1,236,511	1,205,585	524,133	216,790	-	-	33,402,902	13,598,670
Other non-current non-financial assets	75,277	364,418	1,252,852	1,099,011	635,776	-	-	-	1,342	-	1,965,247	1,463,429
Non-current other receivables	-	162,797	143,949,453	148,204,236	3,014,698	3,241,735	-	-	-	-	146,964,151	151,608,768
Non-current accounts receivable from related entities	5,712,830	6,179,892	-	-	-	-	-	-	(5,712,830)	(6,179,892)	-	-
Investments booked using the participation method	1,576,201,654	1,621,451,710	3,766,317	4,695,872	-	-	51,856,848	49,887,780	(1,045,505,137)	(1,093,836,514)	586,319,682	582,198,848
Intangible assets other than goodwill	22,261,645	22,940,001	-	-	23,938,624	22,281,991	9,718,479	457,861	-	-	55,918,748	45,679,853
Goodwill	12,927	14,024	1,902,217	2,357,592	5,194,342	5,126,657	8,703,399	10,361,690	85,947,128	88,539,078	101,760,013	106,399,041
Property, plant and equipment	2,353,874,003	2,398,447,383	121,684,051	152,419,707	1,469,930,901	1,302,924,129	713,971,669	750,111,283	-	-	4,659,460,624	4,603,902,502
Deferred tax assets	42,854,779	36,164,761	1,460,389	979,997	59,357,651	58,439,195	1,839,314	1,522,732	(37,599,467)	-	67,912,666	97,106,685

TOTAL ASSETS	4,470,767,827	4,669,235,437	316,578,099	400,614,495	1,849,027,622	1,632,263,297	866,977,202	888,208,186	(1,014,660,826)	(1,028,308,299)	6,488,689,924	6,562,013,116

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
EQUITY AND LIABILITIES	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	619,435,748	382,286,327	211,961,695	181,542,104	179,614,548	220,413,976	80,997,179	77,444,300	(6,510,942)	75,542,571	1,085,498,228	937,229,278
Other current financial liabilities	227,008,545	75,723,719	129,148,163	82,987,086	29,534,134	113,869,956	27,415,986	32,976,929	-	-	413,106,828	305,557,690
Current trade and other payables	161,822,546	215,122,396	44,981,230	47,669,549	71,999,845	50,897,328	41,946,210	23,834,560	10,090,138	20,257,547	330,839,969	357,781,380
Current accounts payable to related entities	178,239,626	24,410,441	27,129,873	41,348,639	23,917,636	14,328,510	914,067	13,875	(16,601,080)	55,285,024	213,600,122	135,386,489
Other current provisions	24,980,570	30,108,702	1,564,413	3,901,399	9,808,093	10,860	3,471,749	2,840,237	-	-	39,824,825	36,861,198
Current tax liabilities	24,867,826	31,607,472	7,755,869	5,040,483	42,623,796	40,779,406	4,516,616	14,748,267	-	-	79,764,107	92,175,628
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	2,516,635	5,313,597	1,382,147	594,948	1,731,044	527,916	2,732,551	3,030,432	-	-	8,362,377	9,466,893

Liabilities included in groups of assets for disposal classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	906,718,052	1,204,748,775	62,998,738	130,697,313	757,392,281	530,859,723	282,137,010	317,338,453	(40,697,830)	-	1,968,548,251	2,183,644,264
Other non-current financial liabilities	656,681,229	984,831,601	20,701,104	87,602,569	711,308,825	486,420,793	136,960,660	169,238,940	-	-	1,525,651,818	1,728,093,903
Other non-current accounts payable	-	-	-	-	-	-	-	-	-	-	-	-
Non-current accounts payable to related entities	-	-	4,479,929	-	-	-	-	-	(4,479,929)	-	-	-
Other non-current provisions	16,545,029	10,317,033	-	-	316,755	316,576	2,732,195	1,668,030	-	-	19,593,979	12,301,639
Deferred tax liabilities	203,361,720	179,291,578	10,607,958	13,165,920	12,001,108	-	141,771,503	146,431,483	(35,848,056)	-	331,894,233	338,888,981
Non-current provisions for employee benefits	14,687,433	12,398,986	2,382,287	2,216,852	22,056,756	21,953,569	672,652	-	-	-	39,799,128	36,569,407
Other non-current non-financial liabilities	15,442,641	17,909,577	24,827,460	27,711,972	11,708,837	22,168,785	-	-	(369,845)	-	51,609,093	67,790,334

EQUITY	2,944,614,027	3,082,200,335	41,617,666	88,375,078	912,020,793	880,989,598	503,843,013	493,425,433	(967,452,054)	(1,103,850,870)	3,434,643,445	3,441,139,574
Equity attributable to owners of the parent	2,944,614,027	3,082,200,335	41,617,666	88,375,078	912,020,793	880,989,598	503,843,013	493,425,433	(967,452,054)	(1,103,850,870)	2,541,242,399	2,558,537,998
Issued capital	1,963,950,252	2,092,141,633	54,192,633	84,324,737	164,600,583	142,906,410	186,073,314	164,297,758	(1,037,102,697)	(1,151,956,453)	1,331,714,085	1,331,714,085
Accumulated earnings (losses)	1,089,649,556	1,077,718,722	(11,005,738)	(6,550,908)	524,280,383	128,464,532	75,744,989	70,760,796	30,706,442	366,394,397	1,709,375,632	1,636,787,539
Share premium	206,008,557	206,008,557	-	-	-	-	-	-	-	-	206,008,557	206,008,557
Other reserves	(314,994,338)	(293,668,577)	(1,569,229)	10,601,249	223,139,827	609,618,656	242,024,710	258,366,879	38,944,201	(318,288,814)	(705,855,875)	(615,972,183)

Non-controlling interests		-		-		-		-		-	893,401,046	882,601,576

Total equity and liabilities	4,470,767,827	4,669,235,437	316,578,099	400,614,495	1,849,027,622	1,632,263,297	866,977,202	888,208,186	(1,014,660,826)	(1,028,308,299)	6,488,689,924	6,562,013,116

Country	Chile			Argentina			Colombia
STATEMENT OF COMPREHENSIVE RESULTS	12-31-2012	12-31-2011	12-31-2010	12-31-2012	12-31-2011	12-31-2010	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUE	1,163,620,984	1,276,694,405	1,365,105,132	344,177,955	390,135,504	352,358,228	580,125,143	498,543,761	507,515,749
Sales	1,101,055,695	1,262,700,930	1,335,157,533	341,123,404	389,963,331	345,706,935	579,490,649	496,479,981	507,137,563
Energy sales	1,031,596,364	1,214,467,888	1,286,727,887	341,123,404	389,963,331	345,706,935	578,673,437	495,453,014	506,194,881
Other sales	9,891,453	10,642,489	21,964,060	-	-	-	-	-	-
Other services provided	59,567,878	37,590,553	26,465,586	-	-	-	817,212	1,026,967	942,682
Other operating revenue	62,565,289	13,993,475	29,947,599	3,054,551	172,173	6,651,293	634,494	2,063,780	378,186

PROCUREMENT AND SERVICES	(764,228,342)	(679,806,898)	(666,598,837)	(282,316,017)	(315,717,397)	(267,824,397)	(171,063,486)	(134,851,692)	(176,663,972)
Energy purchases	(217,043,011)	(205,693,620)	(139,373,210)	(13,485,770)	(13,740,208)	(9,296,132)	(49,214,202)	(29,508,762)	(72,764,711)
Fuel consumption	(403,832,711)	(350,733,784)	(318,644,651)	(255,215,278)	(283,048,981)	(242,853,893)	(36,215,949)	(23,946,682)	(27,780,401)
Transportation expenses	(146,788,040)	(115,056,998)	(161,189,862)	(4,899,429)	(8,165,583)	(3,636,524)	(57,311,261)	(54,452,560)	(50,431,204)
Other variable procurements and services	3,435,420	(8,322,496)	(47,391,114)	(8,715,540)	(10,762,625)	(12,037,848)	(28,322,074)	(26,943,688)	(25,687,656)

CONTRIBUTION MARGIN	399,392,642	596,887,507	698,506,295	61,861,938	74,418,107	84,533,831	409,061,657	363,692,069	330,851,777

Property works	8,472,679	8,391,363	9,438,604	-	-	-	4,133,486	2,187,900	688,024
Personnel expenses	(56,187,881)	(51,311,339)	(47,481,482)	(22,122,227)	(18,726,175)	(14,203,774)	(15,935,879)	(13,009,393)	(12,219,664)
Other fixed operating expenses	(58,975,387)	(58,340,526)	(56,347,912)	(14,573,635)	(9,461,693)	(10,468,810)	(21,114,679)	(62,046,375)	(21,201,983)

GROSS MARGIN	292,702,053	495,627,005	604,115,505	25,166,076	46,230,239	59,861,247	376,144,585	290,824,201	298,118,154

Amortization and impairment losses	(110,271,376)	(90,391,960)	(87,465,453)	(22,693,512)	(16,076,458)	(17,458,911)	(38,493,647)	(37,278,686)	(36,580,792)

OPERATING INCOME	182,430,677	405,235,045	516,650,052	2,472,564	30,153,781	42,402,336	337,650,938	253,545,515	261,537,362

FINANCIAL RESULT	(62,519,370)	(47,663,026)	(63,512,012)	(27,319,008)	(18,331,475)	(5,959,482)	(38,994,215)	(44,419,835)	(35,915,163)
Financial income	5,732,395	14,173,186	4,783,075	2,981,596	6,772,658	1,598,337	5,192,631	6,432,904	3,440,657
Financial expenses	(67,537,553)	(57,427,789)	(70,966,662)	(19,897,247)	(18,893,327)	(16,672,829)	(43,919,634)	(50,611,555)	(39,278,398)
Indexation adjustments	(991,050)	(5,332,672)	(3,162,695)	-	-	-	-	-	-
Exchange differences	276,838	924,249	5,834,270	(10,403,357)	(6,210,806)	9,115,010	(267,212)	(241,184)	(77,422)
Positive	8,164,833	16,360,163	12,260,890	8,137,994	4,840,354	19,849,580	407,595	389,810	188,272
Negative	(7,887,995)	(15,435,914)	(6,426,620)	(18,541,351)	(11,051,160)	(10,734,570)	(674,807)	(630,994)	(265,694)

Results of companies booked using the participation method	105,849,407	110,851,210	82,101,109	(24,718)	249,673	202,973	-	-	-
Results of other investments	78,182	539,283	272,686	579,029	498,877	-	-	-	-
Results of asset sales	(16,158)	475,662	38,060	2,032	-	-	187,055	70,187	1,127,732

RESULTS BEFORE TAX	225,822,738	469,438,174	535,549,895	(24,290,101)	12,570,856	36,645,827	298,843,778	209,195,867	226,749,931

Corporation taxes	(47,303,463)	(79,762,537)	(69,022,643)	(7,526,935)	(22,295,809)	(13,352,066)	(97,613,166)	(80,757,113)	(76,652,558)

RESULTS AFTER TAX FROM CONTINUING BUSINESSES	178,519,275	389,675,637	466,527,252	(31,817,036)	(9,724,953)	23,293,761	201,230,612	128,438,754	150,097,373
Earnings (losses) from discontinued operations, net of tax	-	-	-	-	-	-	-	-	-
RESULTS AFTER TAX FROM INTERRUPTED BUSINESSES	178,519,275	389,675,637	466,527,252	(31,817,036)	(9,724,953)	23,293,761	201,230,612	128,438,754	150,097,373

RESULT FOR THE YEAR	178,519,275	389,675,637	466,527,252	(31,817,036)	(9,724,953)	23,293,761	201,230,612	128,438,754	150,097,373
Dominant company		-			-			-
Minority shareholders		-			-			-

Country	Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE RESULTS	12-31-2012	12-31-2011	12-31-2010	12-31-2012	12-31-2011	12-31-2010	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUE	282,124,274	239,841,441	211,260,913	(661,981)	(724,906)	(857,568)	2,369,386,375	2,404,490,205	2,435,382,454
Sales	280,813,676	239,031,927	210,800,064	(661,981)	(724,906)	(857,568)	2,301,821,443	2,387,451,263	2,397,944,527
Energy sales	273,293,947	233,663,702	202,614,778	-	-	-	2,224,687,152	2,333,547,935	2,341,244,481
Other sales	-	-	-	-	-	-	9,891,453	10,642,489	21,964,060
Other services provided	7,519,729	5,368,225	8,185,286	(661,981)	(724,906)	(857,568)	67,242,838	43,260,839	34,735,986
Other operating revenue	1,310,598	809,514	460,849	-	-	-	67,564,932	17,038,942	37,437,927

PROCUREMENT AND SERVICES	(111,094,930)	(86,884,090)	(80,240,613)	-	-	-	(1,328,702,775)	(1,217,260,077)	(1,191,327,819)
Energy purchases	(28,555,290)	(13,812,605)	(15,503,346)	-	-	-	(308,298,273)	(262,755,195)	(236,937,399)
Fuel consumption	(55,518,422)	(49,411,567)	(45,498,261)	-	-	-	(750,782,360)	(707,141,014)	(634,777,206)
Transportation expenses	(19,718,720)	(16,393,695)	(12,778,594)	-	-	-	(228,717,450)	(194,068,836)	(228,036,184)
Other variable procurements and services	(7,302,498)	(7,266,223)	(6,460,412)	-	-	-	(40,904,692)	(53,295,032)	(91,577,030)

CONTRIBUTION MARGIN	171,029,344	152,957,351	131,020,300	(661,981)	(724,906)	(857,568)	1,040,683,600	1,187,230,128	1,244,054,635

Property works	157,020	18,593	-	-	-	-	12,763,185	10,597,856	10,126,628
Personnel expenses	(12,729,281)	2,657,451	(6,161,429)	-	-	-	(106,975,268)	(80,389,456)	(80,066,349)
Other fixed operating expenses	(18,620,260)	(14,424,364)	(16,516,119)	661,981	724,906	857,568	(112,621,980)	(143,548,052)	(103,677,256)

GROSS MARGIN	139,836,823	141,209,031	108,342,752	-	-	-	833,849,537	973,890,476	1,070,437,658

Amortization and impairment losses	(38,938,854)	(36,724,390)	(38,208,869)	8,757,057	(5,448,372)	-	(201,640,332)	(185,919,866)	(179,714,025)

OPERATING INCOME	100,897,969	104,484,641	70,133,883	8,757,057	(5,448,372)	-	632,209,205	787,970,610	890,723,633

FINANCIAL RESULT	(16,900,095)	(10,606,999)	(14,767,022)	(300,885)	(274,113)	436,988	(146,033,573)	(121,295,448)	(119,716,691)
Financial income	1,235,495	863,365	455,981	(219,816)	(202,852)	(194,860)	14,922,301	28,039,261	10,083,190
Financial expenses	(18,090,344)	(10,805,563)	(15,533,121)	219,815	202,852	194,860	(149,224,963)	(137,535,382)	(142,256,150)
Indexation adjustments	-	-	-	-	-	-	(991,050)	(5,332,672)	(3,162,695)
Exchange differences	(45,246)	(664,801)	310,118	(300,884)	(274,113)	436,988	(10,739,861)	(6,466,655)	15,618,964
Positive	3,196	19,821	805,044	(367,790)	(397,714)	-	16,345,828	21,212,434	33,103,786
Negative	(48,442)	(684,622)	(494,926)	66,906	123,601	436,988	(27,085,689)	(27,679,089)	(17,484,822)

Results of companies booked using the participation method	11,120,211	11,932,390	9,369,676	-	-	-	116,944,900	123,033,273	91,673,758
Results of other investments	-	-	-	-	-	-	657,211	1,038,160	272,686
Results of asset sales	562,330	426,771	455,621	-	-	-	735,259	972,620	1,621,413

RESULTS BEFORE TAX	95,680,415	106,236,803	65,192,158	8,456,172	(5,722,485)	436,988	604,513,002	791,719,215	864,574,799

Corporation taxes	(31,275,247)	(27,749,046)	(20,936,925)	(1,751,412)	-	-	(185,470,223)	(210,564,505)	(179,964,192)

RESULTS AFTER TAX FROM CONTINUING BUSINESSES	64,405,168	78,487,757	44,255,233	6,704,760	(5,722,485)	436,988	419,042,779	581,154,710	684,610,607
Earnings (losses) from discontinued operations, net of tax		-	-		-	-		-	-
RESULTS AFTER TAX FROM INTERRUPTED BUSINESSES	64,405,168	78,487,757	44,255,233	6,704,760	(5,722,485)	436,988	419,042,779	581,154,710	684,610,607

RESULT FOR THE YEAR	64,405,168	78,487,757	44,255,233	6,704,760	(5,722,485)	436,988	419,042,779	581,154,710	684,610,607
Dominant company		-			-		234,335,264	446,874,043	533,555,794
Minority shareholders		-			-		184,707,515	134,280,667	151,054,813

31. THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES AND OTHERS COMMITMENTS

31.1 Direct guarantees

Creditor of guarantee	Debtor		Type of guarantee	Assets committed			Balance outstanding at			Release of guarantee
				Type	Currency	Accounting Value
	Name	Relationship					Currency	12-31-2012	12-31-2011	2013	Assets	2014	Assets	2015	Assets
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	39,223,807	ThCh$	67,546,660	73,262,031	-	-	-	-	-	-
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	17,906,111	ThCh$	4,799,600	5,192,000	-	-	-	-	-	-
Banco de la Nación Argentina	Endesa Costanera	Creditor	Pledge	Receivables from CAMMESA	ThCh$	2,902,660	ThCh$	2,902,660	-	-	-	-	-	-	-
Citibank N.A. /Santander Río	Edesur	Creditor	Pledge	Cash deposits	ThCh$	6,474,660	ThCh$	5,686,862	-	-	-	-	-	-	-
Various	Edegel	Creditor	Pledge	Property and equipment	ThCh$	-	ThCh$	-	7,127,904	-	-	-	-	-	-
Scotiabank	Chinango	Creditor	Pledge	Collection flows	ThCh$	-	ThCh$	-	16,095,200	-	-	-	-	-	-
Banco Santander (guarantee agent)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$	-	ThCh$	97,034,059	109,265,974	-	-	-	-	-	-

As of December 31, 2012 y 2011, the amount of the Group’s property, plant and equipment pledged as collateral for liabilities amounts to ThCh$ 57,129,918 and ThCh$154,141,593, respectively.

As of December 31, 2012 and 2011, Endesa Chile did not have commitments for future purchases of energy (ThCh$ 10,331,447 as of December 31, 2010).

31.2 Indirect guarantees

Creditor Of guarantee	Debtor		Assets committed			Balance outstanding at			Release of guarantee
			Type of guarantee	Currency	Accounting Value
	Name	Relationship				Currency	12-31-2012	12-31-2011	2013	Assets	2014	Assets	2015	2016

Bonds and bank loans	Chinango	Subsidiary	Guarantee	ThCh$	15,245,788	ThCh$	15,245,788	21,553,733	-	-	-	-	-	-

31.3 Lawsuits and arbitrations proceedings

As of the date of these consolidated financial statements, the most relevant litigation involving the Group companies are as follows:

a)	Pending lawsuits Endesa Chile and Subsidiaries:

1.

In 2005, three lawsuits were filed against Endesa Chile, the Chilean Tax Authority and the Chilean General Water Affairs Bureau (the “DGA”), currently being treated as a single proceeding, requesting that DGA Resolution 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric station project, be declared null as a matter of public policy, with compensation for damages. Alternatively, damages were sought for the detriment allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. E This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. In terms of the proceeding status, the regular evidence period has ended. Once the expert report has been filed, regarding which Endesa requested its annulment, since the recognition hearing had not been carried out. The Chilean Treasury and DGA became a part of the above annulment incident.

2.

Two legal proceedings were initiated in 2008 and 2011 against Pangue S.A. (whose legal successor is currently San Isidro S.A., subsidiary of Endesa Chile), where the plaintiffs sought damages that they allege were due to flooding caused by the operations of the Pangue hydroelectric station, in particular related to spills caused in July 2006. Pangue S.A. has responded to such lawsuits arguing that its operation of the power station was in accordance with existing regulations and that it acted with due diligence and care. Consequently, Pangue S.A. argues that there is no causal link between the floods and the spills caused by the station during the period in question. These proceedings are being reviewed in several courts. The amount claimed in one of these cases is equal to $30,000,000 (US$ 62,505) and the other is for an undetermined amount. In the first of these trials, on June 27, 2012, there was a first instance sentence filed, which rejects the claim filed in all its parts. The plaintiff has filed a recourse appeal against such sentence, which to date is still pending review by the court. In the other, the evidence period has ended and the company is waiting to hear the sentence issued. It is worth noting that these proceedings are covered by an insurance policy. The company management deems that, due to the prior judicial sentences in favor of Pangue S.A. in similar proceedings and the current amount of the proceedings currently in force (two) these trials will stop being informed.

3.

During 2010, three lawsuits for damages were filed against ENDESA CHILE by plaintiffs alleging that they were affected by the flooding of the Bio-Bio River in Region VIII. The plaintiffs sued Endesa Chile for losses caused by its deficient operation of the Ralco hydroelectric station during the flood. These three cases were joined, and a first instance ruling has been issued which denies the claim filed in all its parts. The ruling was appealed and such appeal has not yet been reviewed by the court. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric station during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation. Regarding the state of the proceedings on March 27, 2012, there was a first instance sentence filed, which rejects the claim filed in all its parts. The plaintiff filed an appeal recourse, regarding which on August 28, 2012 the court reviewed the case. Afterwards, a constituent judge disqualified herself, annulling the court review of the case, ordering that such dealings be carried out again, which to date it is still pending. The amount involved in the three lawsuits totals Ch$ 14,610,042,700 (approximately US$ 30.44 million). It is worth noting that the total risk of these proceedings is covered by an insurance policy.

4.

In July and September of 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, filed separate lawsuits against Endesa Chile and the Chilean General Water Affairs Bureau (the “DGA”), seeking to declare the annulment of DGA’s administrative resolution 134 that granted Endesa Chile’s water rights for the Neltume hydroelectric station. Similarly, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, each one filed suits against D.G.A.’s administrative resolution 732, that authorized the relocation of the collection point of such rights null as a matter of public policy. Ultimately, the plaintiffs attempted to demand payment for their water rights located in the area of influence of the hydraulic works for the future Neltume station. Endesa Chile has rejected these claims, contending that the plaintiffs are engaging in wrongful prosecution to prevent the construction of the station in order to obtain monetary compensation. As to the procedural status of the two lawsuits, it is worth noting that in the trial filed by Ingeniería y Construcción Madrid S.A. (Case No. 7036-2010), the discovery period has expired, pending the resolution of the reconsideration recourse filed by Endesa Chile against a resolution of a discovery nature. Regarding the other lawsuit (Case No. 6705-2010), requesting the annulment of DGA resolution 732, on March 12, 2012 a ruling was issued that declared the proceeding as abandoned. Afterwards, on June 27, 2012, Ingeniería y Construcción Madrid filed a similar lawsuit again before another Court of Law (Case No. C-15156-2012), legal suit that is pending the transfer to file the rejoinder. On the other hand, in the losses filed by Transportes Silva y Silva Ltda, in one of them (Case No. 16025-2012), which contests DGA resolution 134, the proceeding was declared as abandoned. In another suit filed (Case No. 17916-2010), declaring the proceeding as abandoned, however it was denied, and an appeal was filed against the ruling. In a first instance, this proceeding is pending that the judge file the discovery stage. All these lawsuits are for an undetermined amount.

5.

On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along the Pirihueico Lake, seeking to declare null DGA Resolution 732, which authorized the relocation of water catchment rights for the Neltume station, from the Pirihueico Lake 900 meters downstream along Fui River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized DGA Resolution 732, which approved the transfer of the catchment. The plaintiffs also seek to have the recordation of said instrument struck from the waters registry, if entered, and to require the Chilean Treasury, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA resolution, seeking to reserve their right to indicate the type and amount of damages in subsequent legal proceeding. The claim is for an undetermined amount since the plaintiffs have requested that damages be determined in another suit, once the DGA’s administrative resolution is declared null and void. To date the discussion period is over and the discovery writ has been issued, which has been served on the plaintiffs and Endesa Chile, both of whom filed motions seeking the annulment or modification of the writ which were both rejected. The proceeding is suspended by mutual agreement by the parties, until March 9, 2013.

6.

On September 4, 2012, Endesa Chile was served with an arbitration lawsuit filed by Southern Cross Latin American Private Equity Fund III (Southern Cross), and the proceeding is being seen before the arbitrator Victor Vial del Río, for an alleged non-compliance of the Shareholders’ Agreement of the companies forming part of the GasAtacama Group entered into on August 1, 2007, specifically Article VI, of the aforementioned agreement relative to the “Provision on Business Rights”, due to the alleged obstacle created against the provision of Southern Cross’ rights in the business. Endesa Chile contested the suit on October 11, 2012 and filed, on the same date, a counterclaim against Southern Cross, for violating Article VI, Section 6.4 of the aforementioned Agreement. Southern Cross filed its reply writ to the main lawsuit on November 8, 2012 and responding the counterclaim on November 20, 2012. Endesa Chile filed on November 30, 2012 its rejoinder of the main lawsuit and contesting the counterclaim on December 11, 2012. In order to end the discussion period, it is pending that Southern Cross file its rejoinder of the counterclaim. The amount of the claim is for $ 4,799,600,000 (US$ 10 million).

7.

The Regional Trade Union of Endesa Chile Workers (Sindicato Regional de Trabajadores de Endesa Chile), filed lawsuit against Endesa Chile, Endesa Eco, Central Eólica Canela S.A., Celta, Pangue, Pehuenche, San Isidro, so that it is declared that Endesa Chile must determine the “operational profitability” based on the Balance Sheet and Annual Report, both from 2011, registered before the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) and published in the Web Page www.endesa.cl, stating, in turn that is operational profitability was 15% higher in the 2011 Accounting Period and that, consequently, the maximum share of the bonus for profits regarding the 2011 Accounting Period corresponds to the workers affiliated to the plaintiff trade union. The bonus amounts to 2.15 wages (RBPM) for the weight that corresponds since the Group Bargaining Contracts were in force during that year, and for the second half of 2011 (current Group Bargaining Contract) 2.3 RBPM and for the first half (prior Group Bargaining Contract) 2.0 RBPM. Therefore, they request that Endesa Chile be sentenced to pay them the difference between 2.15 RBPM and what was effectively paid that was 0.5742 RBPM, amounting to 1.5758 RBPM, plus readjustments, interests and costs. Subsidiarily and in case that Endesa Chile’s operational profitability is declared; it must be determined based on the parent company’s results. They request that such companies do not be considered as “subsidiaries”, at least for labor purposes. The companies sued have Endesa Chile’s overwhelming majority participation and lack workers whether totally or virtually, which is why the profit sharing bonus must be calculated on the operational profitability obtained by the Endesa parent company with the so-called affiliates. Consequently, Endesa Chile must pay the workers affiliated to the plaintiff Trade Union the difference between the RBPM associated to the operational profitability obtained in the aforementioned manner and what was effectively paid, 0.5742 RBPM, plus readjustments, interests and costs. In subsidiary of the above and in case that it is decided that Endesa Chile’s operational profitability must be determined based on its parent company’s results, without the aforementioned subsidiaries, it is declared that the profit sharing bonus must be calculated based on formal and verifiable background information by the Court of Law and not on Endesa Chile’s assertions. For the above purpose of determining specific amount corresponding to each worker for profit sharing, the value of their wages (RBPM) must be considered, whose amount must be set based on credited background information and determined during the proceeding process or in the sentence compliance stage. Additionally, they request that Endesa Chile in the future pay the profit sharing benefit over the same criteria determined by the Court of Law in the proceeding sentence. In reference to the proceeding status, the lawsuit is notified and is pending the term to contest its filing, and the parties have been called to attend preparatory hearing on February 5, 2013.

8.

In 2001, a lawsuit was filed against Enersis Chile’s Colombian generation subsidiary Emgesa S.A. E.S.P., Empresa de Energía de Bogotá S.A. E.S.P. (“EEB”) and Corporación Autónoma Regional de Cundinamarca (“CAR”), by the inhabitants of Sibaté, Department of Cundinamarca. The lawsuit seeks to make the defendants jointly and severally liable for the damages arising from the pollution of the El Muñá reservoir, as a result of Emgesa’s pumping of polluted waters from the Bogotá River. Emgesa has challenged these allegations, establishing that it is not liable for these damages, arguing, among other things, that it receives already polluted water, among other arguments. The plaintiffs’ initial demand was for $3,000,000,000 in thousands of Colombian pesos (approximately US$1,696,611 million). Emgesa petitioned for the joinder of approximately 60 public and private entities that also discharge their effluents into the Bogotá River or that otherwise have responsibility for the environmental management of the river basin, which is why the lawsuit was sent on to the State Council (Consejo de Estado), with remedies pending by these entities before this regulatory body. On June 29, 2010, the parties were notified of a motion filed by the attorney for the plaintiffs, whereby the plaintiffs sought to declare the acts of the Administrative Court of Cundinamarca since August 1, 2006 null, claiming that from that date such court lost the authority to hear the current process, since the Administrative Circuit Courts started to be in force, which were the competent courts to hear the class actions and popular legal suits in conformance with Law 472, dated 1998. Emgesa gave its timely opinion regarding the matter, claiming that such annulment request would be irrelevant and unlawful. Currently, the Third Section of the State Council has resolved to confirm the ruling of the Court that denied Emgesa’s impleader petition and joined various legal entities as defendants, including: Hospital Juan F. Copras, Refisal S.A., Tinzuque S.A., Emocables S.A., Cristalería Peldar S.A., Líquido Carbónico Colombiano S.A., Icollantas S.A. and Agrinal S.A. Also, the annulment request filed by the plaintiffs (Municipality of Sibaté) was denied, although the State Council required the Administrative Court for Adversary Proceedings (Tribunal Contencioso Administrativo) to pass the case to the Administrative Courts of the Bogotá Circuit (Juzgados Administrativos del Circuito de Bogotá) so that they can continue their review. In June 2011, the Administrative Court for Adversary Proceedings issued a writ ruling that the lawsuit was passed to the Fifth Administrative Court of Bogotá (Juzgado Quinto Administrativo de Bogotá), which then in turn sent it to the State Council to resolve on appeal the writ of admission requested by Alpina. The State Council then resolved the appeal keeping the tie of Alpina to this case and the proceeding is pending before the Fifth Administrative Court of Bogotá to continue its course.

9.

The Peruvian tax authority, SUNAT (Superintendencia Nacional de Aduanas y de Administración Tributaria), through Tax and Fine Resolutions (Resoluciones de Impuestos y Multas) issued in 2001, questioned Edegel’s method used in accounting for depreciation of Edegel’s revalued assets. In January 2002, Edegel filed a petition (recurso de reclamacion) against these resolutions, which SUNAT dismissed as groundless. Edegel filed an appeal with the Tax Court (Tribunal Fiscal), which ruled in its favor in 2004, upholding (i) its right to depreciate the goodwill obtained from revaluating the assets, based on the fact that Edegel had a statutory stability agreement (convenio de estabilidad jurídica), and (ii) the inapplicability of Rule VIII of the Tax Code, since there was no fraud or simulation involved. Also, the resolution provided that SUNAT had to verify that the revaluation of assets was not done at more than fair market value. From that date, Edegel has received several notifications from SUNAT requesting a determination of the revaluation surplus and the tax payable. In January 2006, a complaint was filed, followed by an appeal filed in 2008 against the resolution of SUNAT’s claim before the Tax Court. In February 2012, the Tax Court ruled in a last administrative instance on the Edegel litigation for income taxes for the 1999 accounting period regarding the voluntary reevaluation of assets. The Court of Law has sentenced in favor of Edegel with respect to Central Huinco (Huinco Power Plant) (civil works)

and Central Matucana (Matucana Power Plant) (civil works, equipment and machinery and other assets) and against Edegel with respect to the other power plants (Santa Rosa, Callahuanca, Moyopampa and Huampaní), providing that the SUNAT “will proceed to the debt recalculation.” Regarding the 1999 accounting period, it is expected that SUNAT will notify the Intendancy Resolution through which it will re-settle the debt, complying with what was ordered by the Tax Court and in reference to the 2000 and 2001 accounting periods: The oral report and later Resolution by the Tax Court is pending. The sums of the amounts at issue are of approximately US$36.55 million.

10.

The Autonomous Regional Corporation of Cundinamarca (Corporación Autónoma Regional de Cundinamarca (CAR)) through Resolutions 506, of March 28, 2005, and 1189, of July 8, 2005, filed suit against Emgesa S.A. ESP., EEB and la Empresa de Acueducto y Alcantarillado de Bogotá to perform works in the El Muña Reservoir required to maintain the waterworks concession in favor of Emgesa. Emgesa S.A. ESP has filed a response, seeking an annulment as well as relief action against such resolutions before the Administrative Court of Cundinamarca (Tribunal Administrativo de Cundinamarca), First Section. Moreover, there is also an annulment and relief action filed against Resolutions CAR 849 and 1188 of 2005, with regard to the at the Tominé Reservoir, which, among other obligations, is required to maintain the waterworks concession in favor of Emgesa. The water of the Tominé Reservoir feeds into the Bogotá River, which in turn feeds into the El Muña reservoir. Additionally, there are two parallel proceedings: a request for an annulment and a relief action which was brought by Emgesa, which argues that under the CAR, specifically under Article 2 of Resolution 1318 of 2007 and Article 2 of Resolution 2000 of 2009, EMGESA is required to implement a Contingency Plan and perform an “Air Quality” study whenever the pumping of reservoir water is suspended. This process is aimed at having those administrative acts annulled, estimating that the amounts that these proceedings involve are of around US$13 million; and an Annulment and Refiling Procedure started by Empresa de Energía de Bogotá (EEB) against CAR, attempting to annul Resolution 506 (2005) and 1189 (2005). This proceeding is similar to the one Emgesa filed against CAR; however, Emgesa was involved to this proceeding as a third party. Upon request of the company this later proceeding was accumulated to the Emgesa proceeding, which is why it is treated as a single proceeding. In terms of the proceeding status, theses proceedings are in an evidence stage, still pending the expert and documentary evidence phase.

b)	Pending lawsuits in associates:

Endesa Brazil and Subsidiaries:

1.

Meridional Servicios, Emprendimientos y Participaciones (“Meridional”) is a company whose only assets are the rights derived from the acquisition of the construction companies Mistral and CIVEL, which entered into a civil works contract with Centrais Elétricas Fluminense S.A. (“CELF”). The contract was terminated by CELF before its privatization process started, which eventually led to the creation of Enersis’ Brazilian distribution subsidiary Ampla. Since CELF’s assets were transferred to Ampla during the privatization, Meridional sued Ampla in 1998 contending that the assets had been fraudulently transferred. Ampla only acquired assets from CELF, but is not its successor-in-interest since CELF, a state-owned company, still exists and maintains its legal capacity. The plaintiff demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Meridional, and Ampla and the State of Rio de Janeiro filed appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by the construction company in March 2009, in Ampla’s favor. Meridional filed an appeal, which was denied. In July 2010, Meridional filed a new Appeal under Specific Court Regulations (Agravo Regimental) with the Superior Court of Justice of Brazil, which the court also denied in late August 2010, ruling it was groundless. In order to overturn such decision, Meridional filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also denied. In June 2011, Meridional filed an Appeal to Request Clarification of the Decision (Embargos de Declaracao) in order to clarify an omission by the Superior Court of Justice in the decision on the Petition of Writ of Mandamus, which was not accepted by the court. Against this decision, Meridional filed a Regular Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On August 30, 2011 the proceeding was sent to the Public Prosecutor’s Office and, on December 13, 2011, to the Reporting Justice of the Superior Court of Justice (Ministro Relator del Tribunal Superior de Justiça (STJ)). On March 28, 2012 the Reporting Justice decided the Regular Appeal in favor of Meridional.  . Ampla and the State of Rio de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Regular Appeal of the Petition of Writ of Mandamus must be submitted to the full Court and not only by one single Justice. The plaintiff (Meridional) challenged the decision. The sentence of August 28, 2012 was published on December 10, 2012, once the Amendment of Judgment (Embargos Declaração) has been filed by Ampla to remedy the existing error in its publication, in order to avoid future divergence. The sum of this trial is estimated to be at approximately US$434.65 million.

2.

In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” entered into in 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — presently Tractebel Energia). Tractebel asked the court to order that CIEN pay a rescission penalty of R$ 117,666,976.00 (approximately US$ 57.58 million) plus other fines due to the non-availability of “firm capacity and related energy,” and asked the court to determine those other fines in its ruling. The breach allegedly occurred due to a failure by CIEN to assure the availability of capacity contractually agreed with Tractebel over the 20-year period, which allegedly took place beginning in March 2005. In November 2009 CIEN answered the lawsuit, arguing that this unavailability was caused by the “Argentine Crisis,” since CIEN imports all the energy it delivers — when needed - to Tractebel. CIEN also argued that the “Argentine Crisis” was an extraordinary event in which CIEN was not involved to any extent, and that this situation was even acknowledged by the Brazilian authorities at the time. In May 2010, Tractebel notified CIEN via a written statement that it intended to exercise its step-in rights in Line I (30%). The proceeding is currently at the trial stage. In October 2011, Tractebel filed its reply to the filings submitted by CIEN, and the lawsuit was sent to the judge in November for him to decide on the lawsuit and determine if he will provide CIEN the opportunity to make any statements it feels necessary or to begin discovery. On June 11, 2012 Cien filed a presentation to the court of law reinforcing the argument of the Argentinean crisis, attaching reports from Argentinean legal experts and from the School of Engineering of the University of Buenos Aires. On October 22, 2012, the judge accepted CIEN’s request of joining this legal suit with the lawsuit filed by CIEN against Tractebel in 2001, which discussed the collection of values relative to the rate of exchange and taxing “gatilho” (trigger). On November 29, 2012, Tractebel filed an Amendment of Judgment against such sentence, which is pending resolution.

3.

Furnas Centrais Eletricas S.A. filed a suit against CIEN, which was served on June 15, 2010, based on CIEN’s alleged breach of Firm Capacity Purchase Agreement for the purchase of 700 MW of firm capacity with related energy originating from Argentina. The agreement was signed in May 1998, with CIEN committing itself to purchase electricity in the Wholesale Electric Market of the Argentine Republic (Mercado Eléctrico Mayorista de la República Argentina), and transporting it from the Argentine electric system through the Interconnection Transmission System (Sistema de Transmissão de Interligação), to be made available in Brazil at the Itá substation. The contract has a 20-year term effective June 21, 2000. On April 11, 2005, CIEN informed Furnas that it was unable to fulfill the agreement due to events beyond its control, alleging force majeure. Consequently, on April 14, 2005, Furnas notified CIEN that it rejected the force majeure allegations. Furnas is requesting that CIEN pay R$520,800,659 (approximately US$254.85 million) as a rescission penalty as provided for in the agreement, as adjusted according to the terms of such agreement, plus interest from the date of filing of the claim until actual payment, as well as other penalties based on the lack of availability of the contracted capacity, and other damages to be determined upon the final decision . Discovery in the lawsuit is now completed and, in respect of the foreign language documents presented by CIEN, the trial judge of first instance determined that those documents would be excluded from the lawsuit, which decision was unanimously affirmed on June 14, 2011 by the 12th. Civil Section of the State Court. CIEN has filed a Regular Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice in Brasilia. At present, the decision of such appeal is pending.

4.

In December 2001, the article of the Brazilian Federal Constitution used by Ampla to claim an exemption from the COFINS tax (Contribuição para o Financiamento da Seguridade Social) was amended. Ampla only started to pay the COFINS tax beginning in April 2002 because it believed that the changes in law are effective 90 days after they are published. However, the Federal Revenue (Receita Federal) argued that this constitutional norm applies only to amendments at the level of statutes, but not to those made to the Federal Constitution itself, which would apply immediately. In November 2007, the appeal was decided at the administrative appeals level (Consejo de Contribuyentes, Taxpayers Council), against AMPLA. In October 2008, Ampla filed a special appeal that was denied. Therefore the lawsuit has been lost administratively, however, since the same litigation discussed another issue (sentenced in favor of Ampla in the Council but recurred by Administration), as long as the discussion does not end regarding the other issue, the judicial stage will not start. The amount is of US$ 87.81.

5.

In order to fund its investment in Coelce in 1998, Ampla issued long-term debt abroad through deeds called Fixed Rate Notes (FRNs) that were under a special fiscal system through which interests received by non-resident subscribers were exempt from taxation in Brazil, when the debt was issued with a minimum maturity of 8 years. In 2005 the Brazilian Taxing Administration notified Ampla through a Minute that it declares the non-application of a special fiscal system since it understood that it had happened implicitly on advanced amortization, before the maturity was complied with, because Ampla had gotten financing in Brazil allocated to financing the FNRs subscribers. In Ampla’s opinion, they are two independent operations legally valid. The non-application of the system assumes that Ampla incurred in non-compliance on retaining the tax and entering it on interests paid to non-resident subscribers. The Minute was appealed and in 2007 the Consejo de Contribuyentes annulled it. However, the Brazilian Taxing Administration contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative instance and on November 6, 2012 it filed sentence against Ampla. The decision was notified to Ampla on December 21 and on December 28, Ampla filed clarification recourse before the Chamber in order to clarify a final resolution regarding contradictory points of the sentence and that the relevant defense arguments omitted be incorporated. The amount is of US$ 401.22.

6.

In 2002, the State of Rio de Janeiro issued a decree establishing that the ICMS (Imposto sobre operações relativas a circulação de mercadorias e sobre prestações de serviços de transporte interestadual, intermunicipal e de comunicação) should be calculated and paid on the 10th, 20th and 30th days of the same month of the accrual. Ampla continued entering ICMS in accordance with the previous system (on the 5th day of the month following its accrual) and did not adopt this system between September 2002 and February 2005 due to cash flow problems. Additionally, Ampla filed a lawsuit to determine the constitutionality of the demand of the advanced revenue. Ampla starting from March 2005, has been adopting the ICMS according to the new system. In September 2005 the State of Rio de Janeiro issued a resolution against Ampla to collect the fine on late payments, set in the aforementioned Decree of 2002. Ampla appealed the resolution before the Administrative Courts of Law, based on the fiscal Amnesty Laws of the State of Río de Janeiro published in 2004, 2005 and 2006 (condoning interests and penalties if the taxpayer paid for the pending taxes). Ampla alleges that if the aforementioned fiscal amnesties for Ampla do not turn out to be applicable, the law would treat taxpayers that are delayed only a few pays in the payment of taxes (Ampla’s case) in a worse manner than those who, formally, later recurred to different fiscal amnesties to regulate their taxing situation through paying taxes that were not paid in the past. The

En Banc Council (a special body within the Taxpayers Council, last administrative instance) on May 9, 2012 entered judgment against Ampla. Which was notified on August 29, 2012. Ampla decided to adopt an extraordinary strategy and requested a review of the decision by the administrative authorities based on the amnesty law (review proceeding contemplated by the 2006 Amnesty Law). The request was filed before the competent entity of the State Public Treasury. Thereafter, the petition was forwarded to the aforementioned entity and successively before the Governor of Rio de Janeiro (instance contemplated by tax and administrative law, for decisions based on equity, in our case, under the argument of taxpayers that did not pay the tax being in a better situation than Ampla’s). A decision on the request filed is pending, which is why the debt should be suspended pending the final analysis of the proceeding in the administrative scope. In November 2012 the State of Rio de Janeiro has inscribed the debt in the public register as past due, implying the need to contribute the guarantee of 140% on November 12, of the taxable debt in order to continue receiving public funds. Once such decision is issued, probably unfavorable, Ampla will recur to the judicial branch. The amount is of US$ 102.96 million.

7.

In late 2002, Enersis’ Brazilian generation subsidiary CGTF filed a petition against the Federal Revenue seeking an acknowledgment that the assets imported for the turbo-generator units should be classified under “Other Generators” in order to be eligible for a 0% Import Tax (Imposto de Importação, or II) and for Industrial Products Tax (Imposto sobre Produtos Industrializados, or IPI). Endesa Fortaleza obtained got an interlocutory resolution in its favor allowing to clear goods from customs with a 0% duty, after depositing a bond with the court. Endesa Fortaleza obtained a favorable resolution in the administrative instance and in the Second Judicial Instance. In 2009 , the Federal Union filed clarification recourse against the sentence of the Second instance that was sentenced in favor of Endesa Fortaleza. In March 2010, the Federal Revenue filed a Special Appeal (Recurso Especial) with the Superior Court of Justice in Brasilia. In 2011, the Federal Revenue was notified that its Regular Appeal had been denied, and the Federal Revenue appealed this decision. The bond deposited in the court must continue as guarantee for the proceeding until final sentence is filed. The amount is of US$ 38.19 million.

The Endesa Chile management considers that the provisions registered in the Consolidated Financial Statements, attached hereto, adequately cover the risks resulting from litigation and other operations described in this Note, which is why it does not consider that there are additional liabilities than those specified herein.

Given the characteristics of the risks covered by these provisions, it is impossible to determine a reasonable schedule of payment dates, in case there are any.

31.4 Financial covenants

Various of the Company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial ratios, normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the sections of events of default of the agreements.

1.    Cross Default

Some of the financial debt agreements of Endesa Chile contain cross-default clauses. The Company’s syndicated loan under New York law, signed in 2008 and which expires in 2014, with a disbursed amount of US$200 million makes no reference to its subsidiaries so the cross default can only arise with other own debt. In order to accelerate payment of this debt due to cross default with respect to another debt, the amount overdue of a debt must exceed US$ 50 million, or the equivalent in other currencies, and other additional conditions should be met including the expiry of grace periods (if any) and formal notification of the intention to accelerate the debt by creditors representing over 50% of the amount due under the agreement.

Regarding the bond issues of Endesa Chile registered with the United States Securities and Exchange Commission (“SEC”), commonly called “Yankee Bonds,” a cross default can be triggered by another debt of the same company or of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$ 30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Yankee Bonds of Endesa Chile. The last Yankee Bond of Endesa Chile matures in February 2097.

The domestic bonds of Endesa Chile state that cross default can be triggered only by the default of the issuer in cases where the amount overdue exceeds US$ 50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series at a bond-holders’ meeting

2.    Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the company is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the financial covenants of the Endesa Chile Group limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

The domestic bonds of Endesa Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

- Consolidated Debt Ratio: A consolidated debt ratio, being Financial debt to Capitalization, should be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current, Interest-bearing loans, non-current, Other financial liabilities, current, Other financial liabilities, non-current and Other obligations guaranteed by the issuer or its subsidiaries, while Capitalization is the sum of Financial liabilities, Equity attributable to the parent company and Minority participations. As of December 31, 2012, the debt ratio was 0.38.

- Consolidated Equity: A minimum Equity should be maintained of Ch$ 756,942 million, which limit is adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the parent company and Minority participations. As of December 31, 2012, the equity of Endesa Chile was Ch$ 2,541,242 million.

- Financial Expense Coverage: A financial expense coverage ratio should be maintained of at least 1.85. Financial expense coverage is the quotient between i) the Gross Margin plus Financial Income and Dividends Received from associate companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters months ending on the quarter being reported. As of December 31, 2012, this ratio was 5.76.

- Net Asset Position with Related Companies: A Net asset position should be maintained with related companies lower than or equal to a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, current, Accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation. As of December 31, 2012, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$ 349.1 million.

Series M

- Consolidated Debt Ratio: A consolidated debt ratio, being Financial debt to Capitalization, should be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current, Interest-bearing loans, non-current, Other financial liabilities, current, Other financial liabilities, non-current, while Capitalization is the sum of Financial liabilities, Equity attributable to the parent company and Minority participations. As of December 31, 2012, the debt ratio was 0.36.

- Consolidated Equity: As for Series H.

- Financial Expense Coverage Ratio: As for Series H.

The rest of the debt of Endesa Chile includes other covenants like leverage and debt coverage ratios (debt/EBITDA ratio), while the Yankee Bonds are not subject to financial covenants.

In the case of Endesa Chile, the most restrictive financial covenant as of December 31, 2012 was the debt ratio, with respect to the syndicated loan under New York law which expires in June 2014.

In Peru, the debt of Edegel includes the following covenants: debt, leverage, interest coverage, equity to debt and debt to equity and debt coverage (debt/EBITDA) ratios. As of December 31, 2012, the most restrictive financial covenant of Edegel was the debt ratio, corresponding to the 2nd domestic bonds program which matures in January 2014.

In Argentina, Endesa Costanera has just one covenant which is the maximum debt, corresponding to a loan from Credit Suisse International which matures in March 2013. The debt of El Chocón includes covenants of maximum debt, equity, interest coverage, debt payment coverage (debt/EBITDA) and leverage ratios. In the case of El Chocón, as of December 31, 2012, the most restrictive financial covenant was the interest coverage ratio, corresponding to loans from Deutsche Bank, Standard Bank and Itaú, which mature in February 2015.

In Colombia, the debts of Emgesa are not subject to compliance with financial covenants, a situation that also applies to the debt of the rest of the companies not mentioned in this Note.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, like a cure period.

Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of US$ 17.6 million (which included US$ 4.3 million in interest expense) and another installment payment due on September 30, 2012 of US$ 17 million (which included US$ 4.5 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996. In addition, Endesa Costanera will not be able to pay the installment payment which matures on March 31, 2013 of US$ 15.4 million (which included US$ 4.2 million in interest expense). The aggregate principal amount accrued under the supplier credit agreement as of December 31, 2012, including capitalized interest, was US$ 141 million. Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but had in the past received waivers from MC expressing its willingness to renegotiate payments. The relevant terms of the supplier credit provide for a 180-day grace period for each payment, and the first grace period expired on September 26, 2012. As of the date of this Report, Endesa Costanera has not received any waivers for the payments past due. To declare the indebtedness due and payable, MC must formally accelerate the debt with ten days prior notice. If MC chooses to do so, the amount payable would be the full principal of US$ 141 million. As of the date of this Report, we have not received any acceleration notice and negotiations to restructure the indebtedness are on-going. Defaults and cross defaults at the Endesa Costanera level do not trigger cross default provisions under indebtedness of Endesa Chile or any of our Chilean subsidiaries.

31.5 Other Information

a)

Our Argentine subsidiary Endesa Costanera shows a working-capital deficit and negative equity in its statement of financial position, pressed by the difficulties it is facing in obtaining tariff adjustments to cover the real costs of generation, leading to problems in its short-term financial equilibrium. Endesa Costanera expects to correct the present situation depending on a favorable resolution of requests made to the Argentine government. The equity risk that this company represents for the Group is not significant.

b)

The Project of our subsidiary HidroAysén is at the stage of resolution of claims against the environmental qualification before the Committee of Ministers and in the preparation of the technical and environmental studies for its transmission line needed for the submission of the environmental impact assessment.

32. PERSONNEL FIGURES

The distribution of the personnel of Endesa Chile, including that of subsidiaries and jointly-controlled companies, in the five South American countries where the Group is present is distributed as follows as of December 31, 2012 and 2011:

Country	12-31-2012
	Managers and Main executives	Professionals and Technicians	Workers and others	Total	Average for the
					Period
Chile	37	1,114	100	1,251	1,251
Argentina	5	479	17	501	497
Brazil		1		1	2
Peru	9	238	16	263	257
Colombia	6	496	15	517	510
Total	57	2,328	148	2,533	2,517

Country	12-31-2011
	Managers and Main executives	Professionals and Technicians	Workers and others	Total	Average for the
					Period
Chile	37	1,075	114	1,226	1,236
Argentina	6	449	18	473	438
Brazil	-	2	1	3	4
Peru	7	223	17	247	245
Colombia	6	477	15	498	472
Total	56	2,226	165	2,447	2,395

33.  SANCTIONS

The following companies belonging to the Group have received sanctions from the administrative authorities:

Endesa Chile

-

During the 2011 fiscal year, the company was fined ThCh$662,482 by the Electricity and Fuels Superintendency (SEF) for the blackout on March 14, 2010. Endesa Chile filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. The timeframe for appealing against this ruling has not yet expired.

Pehuenche

-

On October 6, 2011, the Securities and Insurance Superintendency (Superintendencia de Valores y Seguros, SVS) issued Exempt Resolution No. 545 and applied a sanction fining the Directors of Pehuenche who participated in the approval of the Energy and Capacity agreement signed between the Company and its parent company, Empresa Nacional de Electricidad S.A. (Endesa), on November 19, 2007.

The following fines were applied:

i)

The Directors who were not members of the Directors’ Committee were fined for not having verified, according to the SVS resolution, that the Energy and Capacity sales agreement signed between Empresa Eléctrica Pehuenche S.A. and its parent company Endesa on November 19, 2007 was entered into under equitable conditions normally prevailing in the market, and for having approved the Minutes of the Board meeting stating that Directors’ Committee Report had been read when only the Minutes of the Directors’ Committee meeting had actually been read. The Directors were fined UF 300 each.

ii)

The Directors who were members of the company’s Directors’ Committee on the date that the aforementioned agreement was signed were fined for not having issued, in accordance with the SVS resolution, the Report referred to in that regulation. They were each fined UF 400.

The Directors filed an appeal with the competent civil court after paying 25% of the total fine to the General Treasury of the Republic. As a consequence, the fines and their grounds are being questioned before the ordinary courts of law, which, in a summary proceeding, are studying the Directors’ claim requesting their acquittal.

On August 22, 2012, the first party, Endesa, and the second party, Inversiones Tricahue, and other minority shareholders, entered into a transactional agreement in which the minority shareholders desisted from all arbitration, administrative, and criminal actions against Endesa, Pehuenche, and the Directors who were in place on November 19, 2007. In exchange, Endesa agreed to rescind the capacity and energy supply agreement of November 19, 2007 and enter into a new one under the same conditions but with prices at marginal cost; this agreement will be in force as of the date it is signed until December 31, 2021. Both parties also agreed to vote favorably on the rescission and the signing of the new agreement at the Pehuenche Extraordinary Shareholders’ Meeting. Endesa undertook to pay Pehuenche the price difference that arose from the price of the November 19, 2007 agreement, in force from January 1, 2008 to July 31, 2012, and the price difference from that paid from August 1, 2012 until the date the new capacity and energy supply agreement was signed, according to the calculation methods and conditions of the new agreement. On October 4, 2012, the Pehuenche Extraordinary Shareholders’ Meeting unanimously approved the rescission and the signing of a new contract. On October 19, the Pehuenche Board of Directors voted to pay an interim dividend for the amount it will receive from the price differences implemented by Endesa; the dividend will be paid on November 5, 2012. However, the Directors must pay the fine imposed by the SVS. The respective insurance will cover these fines, and we are in the process of declaring and paying these sanctions to the Treasury.

-

During the 2011 fiscal year, the company was fined ThCh$288,996 by the Electricity and Fuels Superintendency (SEF) for the blackout on March 14, 2010. Pehuenche has filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. The timeframe for appealing against this ruling has not yet expired.

Hidroeléctrica El Chocón S.A.

-

For the year ended December 31, 2012, Hidroeléctrica el Chocón has been fined ThCh$299,511 (ThArg$3,069) by the Limay, Neuquén and Negro River Basins Authority (AIC) for non-compliance in the extraction of water from its basins. The company has appealed.

Endesa Costanera S.A.

-	The company was fined twice during the year 2011 by Ente Nacional Regulador de Energía (ENRE) for an amount of ThCh$2,422 (ThArg$24). The company has file the respective appeal.

Edegel S.A.A.

-

During the 2012 fiscal year, the Administración Tributaria (Tax Administration, SUNAT) ordered Edegel S.A.A. to pay 37,710,176 Peruvian soles (ThCh$7,097,795) for Omitted Taxes plus interest and penalties in connection with an audit of its 1999 income tax that began in January of 2006. Edegel S.A.A. has filed an administrative claim disputing the decision.

-

During the 2011 fiscal year. Edegel S.A.A. was notified by the Administración Tributaria (SUNAT) of resolutions determining taxes and fines regarding alleged omissions in the filing of its 2006 income tax. The contingency associated with these allegations, updated at December 31, 2011, was 25,546,000 Peruvian soles (ThCh$4,919,690), including fines and interest. The company has filed an appeal, which is pending resolution by the Tax Court.

34.  SUBSEQUENT EVENTS

ENDESA CHILE

The following essential events are reported in accordance with Articles 9 and 10, second section, of Law 18,045 on the Securities Market and the provisions of that Superintendency’s General Regulation No.30.

On January 8, 2013, Endesa Chile has accepted the terms received from insurance adjustor Becket S.A. Liquidadores de Seguros informed in letter dated January 7, 2013 regarding the final and definitive amount to be paid for the losses sustained in the February 27, 2010 earthquake. These terms have also been accepted by all of the insurance companies.

Regarding Endesa Chile’s Bocamina I plant, an agreement has been reached on the insurance settlement, with US$ 85,665,673 to be paid for loss of profits and material damage (US$ 66,165,673 and US$ 19,500,000, respectively) as a result of the earthquake. Our subsidiary has received advance cash payments of US$ 42,665,673 for the loss.

Regarding Bocamina II, also owned by Endesa Chile, the claim settlement involves US$ 112,999,528, of which US$ 2,953,306 is for material damage and US$ 110,046,222 is for loss of profits (ALOP).

As of December 31, 2012, Endesa Chile has recorded US$ 114,711,895 in its operating results for settlement of an insurance claim covering loss of profits. This results in a gain of US$ 55,043,356 for Enersis after taxes and non-controlling interests.

On January 29, 2013, Endesa Chile reported that, in the international arbitration procedure filed by our company with the International Chamber of Commerce of Paris (ICC) in October 2012 due to the differences between the parties to the Turnkey Construction Agreement for the Bocamina II thermoelectric plant owned by Endesa Chile, Endesa has been notified by the Technical Office of the Paris International Chamber of Commerce that the members of the SES-TECNIMONT Consortium have proceeded to answer Endesa Chile’s arbitration request separately with their claims and, at the same time, have filed a countersuit against Endesa Chile for US$ 1,294 million in the case of Tecnimont and US$ 15 million in the case of SES.

Endesa Chile considers that there are no grounds for the countersuits, so our company will defend its position in this arbitration suit with the conviction that the law and the facts in this dispute are on its side, and have justified its collection on the bank guarantee bonds due to the Consortium’s serious breaches of contract.

Considering the above, and given the unfounded claims of the countersuits, the company does not anticipate any adverse financial effects on its assets, liabilities, or results at this time.

No other subsequent events of significance have occurred between January 1, 2013 and the date these financial statements were issued.

35.  ENVIRONMENT

Environmental expenses as of December 31, 2012, 2011 and 2010 are as follows:

		Balance at
Company Incurring the Cost	Project	12-31-2012 ThCh$	12-31-2011 ThCh$	31-12-2010 ThCh$
Endesa Chile	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric and thermoelectric power stations.	2,298,344	2,104,631	2,460,261
Edegel S.A.	Environmental monitoring, waste management, mitigation, research and development, radiation protection, vibration reduction, and restoration.	915,325	547,979	444,983
GasAtacama S.A.	Environmental monitoring: air quality, marine monitoring, etc.	41,802	72,711	72,984
Hidroaysen S.A.	Education and tourism expenses.	124,990	455,617	294,327

Total		3,380,461	3,180,938	3,272,555

36.  SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARIES AND JOINT VENTURES

This is the detail as of December 31, 2012 and 2011, under financial information standards:

	December 31, 2012
	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Ordinary revenue	Ordinary costs	Net income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Eco S.A.	96,858,959	69,458,787	166,317,746	(146,333,479)	(2,483,081)	(148,816,560)	8,715,658	(15,069,072)	(6,353,414)
Empresa Eléctrica Pehuenche S.A.	53,256,062	226,690,237	279,946,299	(67,804,287)	(44,094,780)	(111,899,067)	374,992,088	(117,294,279)	257,697,809
Compañía Eléctrica San Isidro S.A.	51,106,086	201,289,793	252,395,879	(106,039,552)	(21,730,290)	(127,769,842)	278,773,184	(223,658,845)	55,114,339
Empresa Eléctrica Pangue S.A.	-	-	-	-	-	-	21,743,445	(10,100,577)	11,642,868
Compañía Eléctrica Tarapacá S.A.	18,675,677	72,323,119	90,998,796	(10,274,500)	(4,390,710)	(14,665,210)	36,327,247	(51,556,757)	(15,229,510)
Endesa Inversiones Generales S.A.	-	-	-	-	-	-	2,254,013	(1,413,656)	840,357
Empresa de Ingeniería Ingendesa S.A.	-	-	-	-	-	-	378,795	(707,648)	(328,853)
Inversiones Endesa Norte S.A.	-	-	-	-	-	-	563,298	(350,866)	212,432
Soc. Concesionaria Túnel El Melón S.A.	5,671,843	14,638,326	20,310,169	(2,924,404)	(9,068,755)	(11,993,159)	9,540,642	(1,224,447)	8,316,195
Endesa Argentina S.A.	13,909,791	30,612,330	44,522,121	(456,855)	(4,479,929)	(4,936,784)	-	3,123,830	3,123,830
Endesa Costanera S.A.	26,248,574	116,505,733	142,754,307	(195,463,171)	(10,460,347)	(205,923,518)	291,930,406	(340,775,547)	(48,845,141)
Hidroinvest S.A.	527,463	20,308,201	20,835,664	(357,128)	-	(357,128)	-	2,689,410	2,689,410
Hidroeléctrica El Chocón S.A.	15,500,507	148,052,530	163,553,037	(29,439,486)	(48,058,461)	(77,497,947)	49,192,999	(34,794,050)	14,398,949
Southern Cone Power Argentina S.A.	24,347	1,022,593	1,046,940	(1,071)	-	(1,071)	-	(8,556)	(8,556)
Emgesa S.A. E.S.P.	285,737,507	1,558,061,492	1,843,798,999	(179,589,763)	(757,392,282)	(936,982,045)	579,490,648	(378,229,618)	201,261,030
Generandes Perú S.A.	190,469	202,696,962	202,887,431	(8,235)	-	(8,235)	-	18,720,477	18,720,477
Edegel S.A.A.	73,195,465	686,321,901	759,517,366	(71,852,384)	(241,375,405)	(313,227,789)	248,227,203	(202,144,376)	46,082,827
Chinango S.A.C.	6,997,326	107,354,750	114,352,076	(9,156,459)	(40,761,605)	(49,918,064)	30,172,751	(18,065,792)	12,106,959
Transmisora Eléctrica de Quillota S.A.	3,273,653	9,921,635	13,195,288	(503,949)	(1,269,420)	(1,773,369)	2,265,866	(1,576,437)	689,429
Centrales Hidroeléctricas de Aysén S.A.	10,081,574	127,061,491	137,143,065	(5,728,373)	(248,465)	(5,976,838)	-	(1,140,074)	(1,140,074)
Inversiones GasAtacama Holding Ltda.	109,901,311	280,273,935	390,175,246	(48,808,533)	(42,927,589)	(91,736,122)	119,376,455	(82,726,987)	36,649,468

	December 31, 2011
	Current assets ThCh$	Non-current assets ThCh$	Total assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Total liabilities ThCh$	Ordinary revenue ThCh$	Ordinary costs ThCh$	Net income (loss) ThCh$
Endesa Eco S.A.	5,437,267	135,146,612	140,583,879	(139,297,158)	(8,360,757)	(147,657,915)	14,315,105	(11,047,198)	3,267,907
Empresa Eléctrica Pehuenche S.A.	56,656,641	234,597,856	291,254,497	(77,321,477)	(39,046,758)	(116,368,235)	195,003,413	(78,664,231)	116,339,182
Compañía Eléctrica San Isidro S.A.	68,408,746	77,242,199	145,650,945	(71,972,413)	(9,267,849)	(81,240,262)	243,562,829	(199,292,302)	44,270,527
Empresa Eléctrica Pangue S.A.	34,480,062	131,950,788	166,430,850	(44,091,140)	(13,223,971)	(57,315,111)	119,050,275	(40,689,183)	78,361,092
Compañía Eléctrica Tarapacá S.A.	33,507,950	78,813,461	112,321,411	(15,031,457)	(5,726,043)	(20,757,500)	39,522,009	(38,375,668)	1,146,341
Endesa Inversiones Generales S.A.	2,135,743	3,362,257	5,498,000	(957,510)	(88,779)	(1,046,289)	5,571,392	(4,086,097)	1,485,295
Empresa de Ingeniería Ingendesa S.A.	15,084,336	521,994	15,606,330	(13,817,940)	(243,720)	(14,061,660)	15,580,938	(16,401,576)	(820,638)
Inversiones Endesa Norte S.A.	41	25,157,716	25,157,757	(3,641,034)	-	(3,641,034)	-	(270,529)	(270,529)
Soc. Concesionaria Túnel El Melón S.A.	29,481,896	15,071,789	44,553,685	(5,430,649)	(11,437,055)	(16,867,704)	7,687,068	(2,664,769)	5,022,299
Endesa Argentina S.A.	8,573,370	34,592,709	43,166,079	(103,684)	-	(103,684)	-	453,345	453,345
Endesa Costanera S.A.	58,093,676	141,156,445	199,250,121	(160,504,466)	(61,581,301)	(222,085,767)	341,636,333	(364,229,923)	(22,593,590)
Hidroinvest S.A.	505,026	25,169,822	25,674,848	(275,567)	-	(275,567)	-	16,973	16,973
Hidroeléctrica El Chocón S.A.	27,754,942	161,753,755	189,508,697	(24,739,392)	(69,116,012)	(93,855,404)	48,326,998	(36,168,754)	12,158,244
Southern Cone Power Argentina S.A.	39,229	1,267,393	1,306,622	(188,298)	-	(188,298)	-	(9,598)	(9,598)
Emgesa S.A. E.S.P.	239,044,005	1,393,219,292	1,632,263,297	(220,413,976)	(530,859,723)	(751,273,699)	496,479,981	(368,041,227)	128,438,754
Generandes Perú S.A.	162,255	208,237,040	208,399,295	(9,633)	-	(9,633)	22,317,674	(180,671)	22,137,003
Edegel S.A.A.	70,142,623	709,616,464	779,759,087	(60,257,964)	(275,273,113)	(335,531,077)	214,815,328	(140,762,791)	74,052,537
Chinango S.A.C.	11,140,497	112,163,451	123,303,948	(22,972,028)	(42,065,340)	(65,037,368)	25,943,033	(17,770,892)	8,172,141
Transmisora Eléctrica de Quillota Ltda.	731,894	5,266,923	5,998,817	(149,083)	(483,489)	(632,572)	1,155,334	(816,412)	338,922
Centrales Hidroeléctricas de Aysén S.A.	5,227,686	59,098,190	64,325,876	(3,747,698)	(527,981)	(4,275,679)	-	(2,379,074)	(2,379,074)
Inversiones GasAtacama Holding Ltda.	46,551,925	157,376,178	203,928,103	(38,726,488)	(22,904,207)	(61,630,695)	130,444,784	(112,562,946)	17,881,838

APPENDIX 1        ENDESA CHILE GROUP COMPANIES

This appendix is part of Note 2.4 “Subsidiary companies and joint ventures.”

Taxpayer ID No.(RUT)	Company	Functional	% participation at 12/31/2012			% participation at 12/31/2011			Relationship	Country	Business
		currency	Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Atacama Finance Co	Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Cayman Islands	Investments
76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Central Vuelta Obligado S.A.	Argentine peso	0.00%	34.50%	34.50%	0.00%	34.50%	34.50%	Joint venture	Argentina	Generation and sale of electricity
76,652,400-1	Centrales Hidroeléctricas de Aysén S.A.	Chilean peso	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	Joint venture	Chile	Development and exploitation of a hydroelectric project
Foreign	Chinango S.A.C.	Nuevos Soles	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Generation, sale and distribution of electricity
96,783,220-0	Compañía Eléctrica San Isidro S.A. (1)	Chilean peso	95.61%	0.00%	95.61%	100.00%	0.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
96,770,940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	99.94%	0.06%	100.00%	99.94%	0.06%	100.00%	Subsidiary	Chile	Complete electric energy cycle
77,625,850-4	Consorcio Ara- Ingendesa Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Project engineering consultancy
76,738,990-6	Consorcio Ara- Ingendesa Sener Ltda. (3)	Chilean peso	0.00%	0.00%	0.00%	0.00%	33.33%	33.33%	Subsidiary	Chile	Execution and compliance Maipu line engineering contract
77,573,910-K	Consorcio Ingendesa Minimetal Ltda.(3)	Chilean peso	0.00%	0.00%	0.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Engineering services
Foreign	Edegel S.A.A	Nuevos Soles	29.40%	54.20%	83.60%	29.40%	54.20%	83.60%	Subsidiary	Peru	Generation, sale and distribution of electricity
Foreign	Emgesa S.A. E.S.P.	Colombian peso	26.87%	0.00%	26.87%	26.87%	0.00%	26.87%	Subsidiary	Colombia	Generation of electricity
Foreign	Emgesa Panama S.A.	Dollar	0.00%	26.87%	26.87%	0.00%	0.00%	0.00%	Subsidiary	Colombia	Electricity trading
96,588,800-4	Empresa de Ingeniería Ingendesa S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	98.75%	1.25%	100.00%	Subsidiary	Chile	Engineering services
96,589,170-6	Empresa Eléctrica Pangue S.A. (1)	Chilean peso	0.00%	0.00%	0.00%	94.98%	0.01%	94.99%	Subsidiary	Chile	Complete electric energy cycle
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	99.66%	0.34%	100.00%	99.66%	0.34%	100.00%	Subsidiary	Argentina	Investments
Foreign	Endesa Costanera S.A.	Argentine peso	12.33%	57.43%	69.76%	12.33%	57.43%	69.76%	Subsidiary	Argentina	Generation and sale of electricity

Taxpayer ID No.(RUT)	Company	Functional	% participation at 12/31/2012			% participation at 12/31/2011			Relationship	Country	Business
		currency	Direct	Indirect	Total	Direct	Indirect	Total

96,827,970-K	Endesa Eco S.A. (4)	Chilean peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Renewable energy projects
96,526,450-7	Endesa Inversiones Generales S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	99.51%	0.49%	100.00%	Subsidiary	Chile	Investments
Foreign	Energex Co.	Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Cayman Islands	Investments
96,830,980-3	Gas Atacama S.A.	Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Company management
Foreign	Gasoducto Atacama Argentina S.A.	Dollar	0.00%	49.99%	49.99%	0.00%	49.99%	49.99%	Joint venture	Argentina	Natural gas transportation
78,882,820-9	Gasoducto Atacama Chile S.A.	Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Natural gas transportation
77,032,280-4	Gasoducto Taltal Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Natural gas transportation
Foreign	Generandes Perú S.A.	Nuevos Soles	61.00%	0.00%	61.00%	61.00%	0.00%	61.00%	Subsidiary	Peru	Investments
76,041,891-9	Aysén Transmisión S.A.	Chilean peso	0.51%	50.49%	51.00%	0.51%	50.49%	51.00%	Joint venture	Chile	Electricity transmission systems
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	2.48%	65.19%	67.67%	2.48%	65.19%	67.67%	Subsidiary	Argentina	Producción y Comercialización de Energía Eléctrica
Foreign	Hidroinvest S.A.	Argentine peso	41.94%	54.15%	96.09%	41.94%	54.15%	96.09%	Subsidiary	Argentina	Investments
Foreign	Ingendesa do Brasil Ltda.	Real	1.00%	99.00%	100.00%	1.00%	99.00%	100.00%	Subsidiary	Brazil	Project engineering consultation
96,887,060-2	Inversiones Endesa Norte S.A. (2) (4)	Chilean peso	0.00%	0.00%	0.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Investments energy projects north of Chile
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Natural gas transportation
96905700-K	Progas S.A.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Gas distribution
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Eexection, construction and explñoitation of El Melón tunnel
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	Subsidiary	Colombia	Port management

Taxpayer ID	Company	Functional	% participation at 12/31/2012			% participation at 12/31/2011			Relationship	Country	Business
No.(RUT)		currency	Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Southern Cone Power Argentina S.A.	Argentine peso	98.00%	2.00%	100.00%	98.00%	2.00%	100.00%	Subsidiary	Argentina	Investments
Foreign	Termoeléctrica José de San Martín S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Subsidiary	Argentina	Construction and exploitation of combined-cycle plant
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Subsidiary	Argentina	Production, transport and distribution of electricity
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Transport and distribution of electricity

(1)	On May 1, 2012, Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A., the latter being the legal successor.

(2)	On May 1, 2012, Empresa de Ingeniería Ingendesa S.A. and Endesa Inversiones Generales S.A. were merged with Inversiones Endesa Norte S.A., the latter being the legal successor

(3)	On January 1, 2012, Consorcio Ara- Ingendesa Sener Ltda. and Consorcio Ingendesa Minimetal Ltda. were disolved.

(4)	On July 1, 2012 Inversiones Endesa Norte S.A. was merged with Endesa Eco S.A., the latter being the legal successor.

APPENDIX 2          CHANGES IN SCOPE OF CONSOLIDATION

This appendix relates to Note 2.4.1 “Changes in the scope on consolidation.”

Taxpayer ID No.(RUT)	Company	Functional	% participation at 12/31/2012			% participation at 12/31/2011			Relationship	Country	Business
		currency	Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	Associate	Colombia	Port management
Foreign	Central Vuelta Obligado S.A.	Argentine peso	0.00%	34.50%	34.50%	0.00%	34.50%	34.50%	Joint venture	Argentina	Generation and sale of electricity
Foreign	Emgesa Panama S.A.	Dollar	0.00%	26.87%	26.87%	0.00%	0.00%	0.00%	Subsidiary	Panama	Electricity trading

APPENDIX 3	ASSOCIATE COMPANIES

This appendix relates to Note 3.g “Investments accounted for using the equity method.”

Taxpayer ID No.(RUT)	Company	Functional currency	% participation at 12/31/2012			% participation at 12/31/2011			Country	Business
			Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Distrilec Inversora S.A.	Argentine peso	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	Argentina	Investments
96,806,130-5	Electrogas S.A.	Dollar	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	Chile	Investments
Foreign	Endesa Brasil S.A.	Real	36.26%	4.18%	40.44%	36.26%	4.18%	40.44%	Brazil	Investments
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Argentina	Wholesale trading of electricity
76,418,940-K	GNL Chile S.A.	Chilean peso	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Chile	Promote liquefied gas supply project
76,788,080-4	GNL Quintero S.A.	Dollar	20.00%	0.00%	20.00%	20.00%	0.00%	20.00%	Chile	Develop, design, supply a liquefied natural gas regasification terminal

APPENDIX 4          ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix relates to Note 16 “Other financial liabilities.”

The following shows estimates of non-discounted cash flows by type of financial debt:

a) Bank loans

-      Summary of bank loans by currency and maturity.

Country segment	Currency	Effective rate	Nominal rate	Secured	Current			Non-current
					Maturity		Total current at 12-31-2012	Maturity				Total current at 12-31-2012
					One to three months	Three to twelve months		One to three years	Three to five years	Five to ten years	Over ten years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	2.39%	1.76%	No	818,386	2,531,449	3,349,835	98,982,459	-	-	-	98,982,459

Chile	Ch$	6.00%	6.00%	No	272		272	-	-	-	-	-

Peru	US$	3.54%	3.49%	No	2,214,895	1,865,048	4,079,943	14,173,501	27,830,814	12,109,598	-	54,113,913

Peru	Soles	0.00%	0.00%	No			-	-	-	-	-	-

Argentina	US$	9.09%	8.91%	No	6,645,902	5,093,612	11,739,514	7,836,715	-	-	-	7,836,715

Argentina	Ar$	23.18%	21.63%	No	19,209,089	10,912,241	30,121,330	8,750,625	-	-	-	8,750,625

Colombia	CPs	9.41%	9.20%	No	1,900,127	5,700,379	7,600,506	25,790,155	33,339,101	60,191,993	-	119,321,249

				Total	30,788,671	26,102,729	56,891,400	155,533,455	61,169,915	72,301,591	-	289,004,961

Country segment	Currency	Effective rate	Nominal rate	Secured	Current			Non-current
							Total current at 12-31-2011	Maturity				Total current at 12-31-2011
					One to three months	Three to twelve months		One to three years	Three to five years	Five to ten years	Over ten years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	2.39%	1.76%	No	906,389	3,359,497	4,265,886	109,631,899	876,746	-	-	110,508,645

Chile	Ch$	6.00%	6.00%	No	-	-	-	-	-	-	-	-

Peru	US$	3.54%	3.49%	No	2,810,297	10,519,166	13,329,463	7,864,024	25,087,748	26,158,087	-	59,109,859

Peru	Soles	0.00%	0.00%	No	14,857	1,585,500	1,600,357	-	-	-	-	-

Argentina	US$	9.09%	8.91%	No	2,662,019	9,436,481	12,098,500	17,142,594	1,612,063	-	-	18,754,657

Argentina	Ar$	23.18%	21.63%	No	27,019,763	15,322,805	42,342,568	18,975,861	2,458,440	-	-	21,434,301

Colombia	CPs	9.41%	9.20%	No	1,338,154	82,134,906	83,473,060	-	-	-	-	-

				Total	34,751,479	122,358,355	157,109,834	153,614,378	30,034,997	26,158,087	-	209,807,462

-      Bank loans by debtor.

Debtor Taxpayer ID No. (RUT)	Debtor	Country of debtor	Creditor Taxpayer ID No. (RUT)	Creditor	Country of creditor	Cur- rency	Effective interest rate	Nominal interest rate	Re- payments	12-2012
										Current			Non-current
										Less than 90 days	More than 90 days	Total	One to three years	Three to five years	Five to ten years	Over ten years	Total
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Soles	3.85%	3.80%	At maturity	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.07%	4.01%	Quarterly	161,573	923,528	1,085,101	2,391,649	2,288,243	12,109,598	-	16,789,490
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.10%	3.06%	Quarterly	37,359	112,077	149,436	2,621,204	2,471,768	-	-	5,092,972
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	1.65%	1.65%	At maturity	1,739,482	-	1,739,482	-	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	2.99%	2.96%	At maturity	-	-	-	-	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.54%	3.49%	Quarterly	276,481	829,443	1,105,924	9,160,648	23,070,803	-	-	32,231,451
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	3.45%	3.41%	Quarterly	-	-	-	-	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.00%	3.00%	Quarterly	-	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	9.41%	9.20%	At maturity	428,684	1,286,051	1,714,735	5,805,307	7,495,253	13,520,587	-	26,821,147
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	9.41%	9.20%	At maturity	131,424	394,271	525,695	1,838,073	2,414,481	4,407,478	-	8,660,032
Foreign	Emgesa	Colombia	Foreign	BBVA Colombia	Colombia	CPs	9.41%	9.20%	At maturity	1,158,673	3,476,018	4,634,691	15,690,942	20,258,627	36,544,265	-	72,493,834
Foreign	Emgesa	Colombia	Foreign	AV VILLAS	Colombia	CPs	9.41%	9.20%	At maturity	181,346	544,039	725,385	2,455,833	3,170,740	5,719,663	-	11,346,236
Foreign	Emgesa	Colombia	Foreign	Banco Santander	Colombia	CPs	8.15%	7.91%	Annual	-	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Banco Davivienda	Colombia	CPs	8.15%	7.91%	Annual	-	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	20.75%	20.75%	At maturity	1,483,661	-	1,483,661	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.00%	22.00%	At maturity	879,133	-	879,133	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	18.85%	18.85%	At maturity	946,327	1,855,665	2,801,992	411,921	-	-	-	411,921
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	17.00%	17.00%	At maturity	4,349,740	-	4,349,740	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	18.75%	18.75%	At maturity	395,870	-	395,870	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	21.00%	21.00%	At maturity	1,388,486	-	1,388,486	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	23.75%	23.75%	At maturity	2,459,388	-	2,459,388	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	18.75%	18.75%	At maturity	2,031,944	-	2,031,944	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	18.09%	18.09%	At maturity	96,871	122,911	219,782	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.45%	11.45%	Quarterly	4,883,837	-	4,883,837	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	5.98%	Semi-annual	31,301	859,843	891,144	1,657,085	-	-	-	1,657,085
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Export Development Corpotation Loan	USA	US$	1.82%	1.73%	Semi-annual	347,952	354,206	702,158	689,651	-	-	-	689,651
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.NY	USA	US$	1.72%	1.12%	At maturity	439,133	1,317,400	1,756,533	96,635,723	-	-	-	96,635,723
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Santander Chile (Linea Crédito)	Chile	Ch$	6.00%	6.00%	At maturity	272		272	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.30%	8.06%	Quarterly	881,121	2,547,013	3,428,134	3,918,502	-	-	-	3,918,502
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	US$	8.30%	8.06%	Quarterly	440,417	1,273,172	1,713,589	1,959,017	-	-	-	1,959,017
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau	Argentina	US$	8.30%	8.06%	Quarterly	440,527	1,273,427	1,713,954	1,959,196	-	-	-	1,959,196
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi-annual	354,694	340,398	695,092	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	239,076	488,681	727,757	230,121	-	-	-	230,121
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	527,542	1,078,428	1,605,970	507,222	-	-	-	507,222
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander -Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	383,587	784,144	1,167,731	368,840	-	-	-	368,840
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	190,602	389,550	580,152	183,696	-	-	-	183,696
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	190,906	390,193	581,099	183,881	-	-	-	183,881
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Ciudad -Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	152,374	311,411	463,785	146,892	-	-	-	146,892
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi-annual	614,638	779,040	1,393,678	1,679,513	-	-	-	1,679,513

Debtor Taxpayer ID No. (RUT)	Debtor	Country of debtor	Creditor Taxpayer ID No. (RUT)	Creditor	Country of creditor	Cur- rency	Effective interest rate	Nominal interest rate	Re- payments	12-2011
										Current			Non-current
										Less than 90 days	More than 90 days	Total Corriente	One to three years	Three to five years	Five to ten years	Over ten years	Total No Corriente
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Soles	3.85%	3.80%	At maturity	14,597	1,585,500	1,600,097	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.07%	4.01%	Quarterly	166,062	558,407	724,469	2,423,556	17,774,668	-	-	20,198,224
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.10%	3.06%	Quarterly	-	-	-	-	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	1.65%	1.65%	At maturity	1,949,762	5,760,203	7,709,965	1,880,534	-	-	-	1,880,534
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	2.99%	2.96%	At maturity	405,477	1,378,129	1,783,606	-	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.54%	3.49%	Quarterly	280,841	944,367	1,225,208	3,559,934	7,313,080	26,158,087	-	37,031,101
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	3.45%	3.41%	Quarterly	8,155	1,878,060	1,886,215	-	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.00%	3.00%	Quarterly	260	-	260	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	9.41%	9.20%	At maturity	326,504	20,008,140	20,334,644	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	9.41%	9.20%	At maturity	99,148	6,208,686	6,307,834	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	BBVA Colombia	Colombia	CPs	9.41%	9.20%	At maturity	361,976	22,181,880	22,543,856	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	AV VILLAS	Colombia	CPs	9.41%	9.20%	At maturity	-	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Banco Santander	Colombia	CPs	8.15%	7.91%	Annual	412,115	25,254,372	25,666,487	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Banco Davivienda	Colombia	CPs	8.15%	7.91%	Annual	138,411	8,481,828	8,620,239	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	20.75%	20.75%	At maturity	123,454	-	123,454	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.00%	22.00%	At maturity	10,746,076	1,949,571	12,695,647	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	18.85%	18.85%	At maturity	1,382,931	1,533,096	2,916,027	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	17.00%	17.00%	At maturity	1,844,142	-	1,844,142	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	18.75%	18.75%	At maturity	4,670,705	-	4,670,705	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	21.00%	21.00%	At maturity	832,611	-	832,611	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	23.75%	23.75%	At maturity	3,503,302	-	3,503,302	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	18.75%	18.75%	At maturity	1,105,942	-	1,105,942	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	18.09%	18.09%	At maturity	-	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.45%	11.45%	Quarterly	166,419	3,156,573	3,322,992	2,652,744	-	-	-	2,652,744
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	5.98%	Semi-annual	53,521	1,002,756	1,056,277	1,915,379	876,746	-	-	2,792,125
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Export Development Corpotation Loan	USA	US$	1.82%	1.73%	Semi-annual	379,501	764,980	1,144,481	1,132,904	-	-	-	1,132,904
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.NY	USA	US$	1.72%	1.12%	At maturity	473,367	1,591,761	2,065,128	106,583,616	-	-	-	106,583,616
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Santander Chile (Linea Crédito)	Chile	Ch$	6.00%	6.00%	At maturity	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.30%	8.06%	Quarterly	518,208	1,530,246	2,048,454	3,576,867	402,643	-	-	3,979,510
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	US$	8.30%	8.06%	Quarterly	1,611,491	4,749,662	6,361,153	10,912,983	1,209,420	-	-	12,122,403
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau	Argentina	US$	8.30%	8.06%	Quarterly	1,791,907	-	1,791,907	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi-annual	64,001	1,336,177	1,400,178	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi-annual	80,629	1,707,695	1,788,324	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi-annual	55,506	1,125,918	1,181,424	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Sindicado I	Argentina	Ar$	25.42%	23.31%	Semi-annual	26,301	535,888	562,189	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander -Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	329,514	1,108,036	1,437,550	6,245,072	1,229,220	-	-	7,474,292
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Ciudad -Sindicado II	Argentina	Ar$	26.96%	24.11%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Galicia - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi-annual	-	-	-	-	-	-	-	-

Debtor Taxpayer ID No. (RUT)	Debtor	Country of debtor	Creditor Taxpayer ID No. (RUT)	Creditor	Country of creditor	Cur- rency	Effective interest rate	Nominal interest rate	Re- payments	12-2012
										Current			Non-current
										Less than 90 days	More than 90 days	Total	One to three years	Three to five years	Five to ten years	Over ten years	Total
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi-annual	614,638	779,040	1,393,678	1,679,513	-	-	-	1,679,513
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi-annual	614,638	779,040	1,393,678	1,679,513	-	-	-	1,679,513
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi-annual	614,638	779,040	1,393,678	1,679,513	-	-	-	1,679,513
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Macro	Argentina	Ar$	18.81%	18.00%	At maturity	87,619	2,034,700	2,122,319	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Macro I	Argentina	Ar$	23.14%	21.00%	At maturity	295,652	-	295,652	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	Ar$	23.14%	21.00%	At maturity	198,116	-	198,116	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.42%	20.75%	At maturity	98,949	-	98,949	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Citibank	Argentina	Ar$	19.84%	BPC + 5.10%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	BBVA	Argentina	Ar$	19.84%	BPC + 5.10%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Industrial de Azul	Argentina	Ar$	19.84%	BPC + 5.10%	Semi-annual	-	-	-	-	-	-	-	-

				Total ThCh$								56,891,400					289,004,961

Debtor Taxpayer ID No. (RUT)	Debtor	Country of debtor	Creditor Taxpayer ID No. (RUT)	Creditor	Country of creditor	Cur- rency	Effective interest rate	Nominal interest rate	Re- payments	12-2011
										Current			Non-current
										Less than 90 days	More than 90 days	Total	One to three years	Three to five years	Five to ten years	Over ten years	Total
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi-annual	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi-annual	-	-	-	-	-	-		-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Sindicado III	Argentina	Ar$	26.95%	24.10%	Semi-annual	-	-	-	-	-	-		-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Macro	Argentina	Ar$	18.81%	18.00%	At maturity	233,981	2,275,667	2,509,648	2,994,506	-	-	-	2,994,506
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Macro I	Argentina	Ar$	23.14%	21.00%	At maturity	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	Ar$	23.14%	21.00%	At maturity	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.42%	20.75%	At maturity	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Citibank	Argentina	Ar$	19.84%	BPC + 5.10%	Semi-annual	112,503	1,115,167	1,227,670	1,471,923	-	-	-	1,471,923
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	BBVA	Argentina	Ar$	19.84%	BPC + 5.10%	Semi-annual	152,645	1,527,554	1,680,199	2,019,288	-	-	-	2,019,288
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Industrial de Azul	Argentina	Ar$	19.84%	BPC + 5.10%	Semi-annual	329,514	1,108,036	1,437,550	6,245,072	1,229,220	-	-	7,474,292

				Total ThCh$								157,109,834					209,807,462

b)   Secured and unsecured obligations

-      Summary of secured and unsecured obligations by currency and maturity.

Country segment	Currency	Effective rate	Nominal rate	Secured	Current			Non-current
					Maturity		Total current at 12-31-2012	Maturity				Total non- current at 12-31-2012
					One to three months	Three to twelve months		One to three years	Three to five years	Five to ten years	Over ten years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.19%	8.06%	No	9,265,672	213,808,862	223,074,534	134,030,171	24,101,459	60,253,647	336,736,535	555,121,812
Chile	U.F.	6.00%	5.48%	No	5,802,114	21,972,628	27,774,742	54,304,006	52,643,369	196,716,496	222,067,338	525,731,209
Peru	US$	7.01%	6.89%	No	628,048	1,884,143	2,512,191	12,047,614	12,454,106	16,204,773	6,381,057	47,087,550
Peru	Soles	6.51%	6.41%	No	5,368,613	15,496,309	20,864,922	15,221,745	1,179,069	11,183,287	-	27,584,101
Colombia	CPs	8.41%	8.25%	No	13,359,451	40,078,353	53,437,804	203,640,941	133,021,092	534,557,527	87,955,925	959,175,485

				Total	34,423,898	293,240,295	327,664,193	419,244,477	223,399,095	818,915,730	653,140,855	2,114,700,157

Country segment	Currency	Effective rate	Nominal rate	Secured	Current			Non-current
					Maturity		Total current at 12-31-2011	Maturity				Total non- current at 12-31-2011
					One to three months	Three to twelve months		One to three years	Three to five years	Five to ten years	Over ten years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.19%	8.06%	No	10,386,391	34,925,663	45,312,054	265,042,005	188,302,949	67,498,650	357,717,439	878,561,043
Chile	U.F.	6.00%	5.48%	No	40,166,229	34,130,394	74,296,623	78,626,456	236,315,457	241,310,283	275,252,070	831,504,266
Peru	US$	7.01%	6.89%	No	853,625	2,238,831	3,092,456	15,656,525	27,138,567	18,001,433	6,539,229	67,335,754
Peru	Soles	6.51%	6.41%	No	692,196	2,327,605	3,019,801	36,264,691	8,357,628	5,728,426	-	50,350,745
Colombia	CPs	8.41%	8.25%	No	11,471,491	38,574,471	50,045,962	128,594,829	116,220,452	353,392,075	236,385,644	834,593,000

				Total	63,569,932	112,196,964	175,766,896	524,184,506	576,335,053	685,930,867	875,894,382	2,662,344,808

-    Secured and unsecured obligations by debtor.

Debtor Taxpayer ID No. (RUT)	Debtor	Country of Debtor	Creditor Taxpayer No	Creditor	Country of creditor	Currency	Effective interest rate	Nominal interest rate	Secured	12-2012
										Current			Non-current
										Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over ten years	Total non- current
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-1	USA	US$	7.96%	7.88%	No	1,975,290	5,925,870	7,901,160	15,802,321	15,802,321	39,505,801	132,153,136	203,263,579
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	630,588	1,891,764	2,522,352	5,044,703	5,044,703	12,611,757	65,754,271	88,455,434
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	406,804	1,220,413	1,627,217	3,254,435	3,254,435	8,136,089	138,829,128	153,474,087
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	No	4,127,302	198,393,750	202,521,052	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	No	2,125,688	6,377,065	8,502,753	109,928,712	-	-	-	109,928,712
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile - 317 Serie-H	Chile	U.F.	7.17%	6.20%	No	1,684,588	9,620,049	11,304,637	21,363,797	19,703,160	41,992,615	37,768,596	120,828,168
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile - 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	4,117,526	12,352,579	16,470,105	32,940,209	32,940,209	154,723,881	184,298,742	404,903,041
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile - 318 Serie-K	Chile	U.F.	3.86%	3.86%	No	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile - 264 Serie-F	Chile	U.F.	6.44%	6.44%	No	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A-10	Colombia	CPs	7.95%	7.72%	No	1,102,280	3,306,839	4,409,119	62,006,104	-	-	-	62,006,104
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A102	Colombia	CPs	7.95%	7.72%	No	209,956	629,869	839,825	11,810,678	-	-	-	11,810,678
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A5	Colombia	CPs	8.06%	8.06%	No	223,748	671,245	894,993	13,536,136	-	-	-	13,536,136
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B09-09	Colombia	CPs	7.38%	7.19%	No	1,325,639	3,976,917	5,302,556	10,605,111	10,605,111	62,175,621	-	83,385,843
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B10	Colombia	CPs	8.71%	8.44%	No	946,998	2,840,995	3,787,993	7,575,987	7,575,987	47,759,102	-	62,911,076
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B-103	Colombia	CPs	9.03%	8.74%	No	894,296	2,682,888	3,577,184	7,154,367	50,204,631	-	-	57,358,998
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B12	Colombia	CPs	9.27%	9.27%	No	555,900	1,667,701	2,223,601	4,447,203	4,447,203	32,223,666	-	41,118,072
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B15	Colombia	CPs	8.83%	8.56%	No	339,573	1,018,719	1,358,292	2,716,583	2,716,583	6,791,458	16,612,523	28,837,147
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos E5-09	Colombia	CPs	9.04%	8.75%	No	577,113	1,731,338	2,308,451	26,317,195	-	-	-	26,317,195
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos exterior	Colombia	CPs	10.17%	10.17%	No	618,169	1,854,506	2,472,675	4,945,349	4,945,349	31,993,565	-	41,884,263
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos quimbo	Colombia	CPs	10.17%	10.17%	No	4,442,297	13,326,891	17,769,188	35,538,377	35,538,377	229,912,869	-	300,989,623
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10	Colombia	CPs	6.39%	6.24%	No	1,264,032	3,792,096	5,056,128	10,112,255	10,112,255	106,512,256	-	126,736,766
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B15	Colombia	CPs	6.39%	6.24%	No	859,450	2,578,349	3,437,799	6,875,596	6,875,596	17,188,990	71,343,402	102,283,584
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.57%	6.47%	No	79,897	239,692	319,589	639,178	639,178	4,814,505	-	6,092,861
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.41%	6.31%	No	73,875	221,624	295,499	590,997	590,997	6,023,737	-	7,205,731
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.38%	6.28%	No	73,509	220,527	294,036	588,072	588,072	5,159,550	-	6,335,694
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.86%	6.75%	No	63,196	189,587	252,783	3,923,716	-	-	-	3,923,716
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.61%	6.50%	No	4,770,062	-	4,770,062	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.54%	6.44%	No	75,338	4,744,218	4,819,556	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.74%	6.63%	No	77,532	4,771,525	4,849,057	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.70%	6.59%	No	87,352	262,056	349,408	5,400,952	-	-	-	5,400,952
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	78,353	235,060	313,413	626,827	626,827	1,567,066	6,381,057	9,201,777
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	No	108,049	324,147	432,196	5,049,991	-	-	-	5,049,991
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	78,482	235,446	313,928	627,856	627,856	4,249,866	-	5,505,578
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	55,926	167,777	223,703	3,285,038	-	-	-	3,285,038
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.74%	6.63%	No	81,827	245,481	327,308	654,617	4,978,803	-	-	5,633,420
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	74,108	222,323	296,431	592,861	5,010,196	-	-	5,603,057
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	No	71,406	214,217	285,623	571,246	571,246	5,573,336	-	6,715,828
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Si	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Soles	6.57%	6.47%	Si	75,703	4,870,634	4,946,337	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Soles	6.25%	6.16%	Si	72,046	216,138	288,184	4,718,008	-	-	-	4,718,008

				Total ThCh$								327,664,193					2,114,700,157

Debtor Taxpayer ID No. (RUT)	Debtor	Country of Debtor	Creditor Taxpayer No	Creditor	Country of creditor	Currency	Effective interest rate	Nominal interest rate	Secured	12-2011
										Current			Non-current
										Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over ten years	Total non- current
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-1	USA	US$	7.96%	7.88%	No	703,310	2,364,976	3,068,286	5,672,852	16,469,819	14,104,843	70,869,328	107,116,842
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-2	USA	US$	7.40%	7.33%	No	2,204,773	7,413,852	9,618,625	17,783,553	51,630,453	44,216,601	133,463,176	247,093,783
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - Primera Emisión S-3	USA	US$	8.26%	8.13%	No	2,384,734	8,018,994	10,403,728	19,235,104	109,486,718	-	-	128,721,822
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	No	4,635,971	15,589,088	20,225,059	218,659,499	-	-	-	218,659,499
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	No	457,603	1,538,753	1,996,356	3,690,997	10,715,959	9,177,206	153,384,935	176,969,097
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile - 317 Serie-H	Chile	U.F.	7.17%	6.20%	No	2,124,125	11,532,964	13,657,089	24,422,163	58,670,925	41,070,877	25,027,022	149,190,987
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile - 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	4,973,783	16,725,028	21,698,811	40,118,205	136,748,818	165,216,094	140,001,737	482,084,854
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile - 318 Serie-K	Chile	U.F.	3.86%	3.86%	No	1,746,368	5,872,402	7,618,770	14,086,088	40,895,714	35,023,312	110,223,311	200,228,425
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97.004.000-5	Banco Santander Chile - 264 Serie-F	Chile	U.F.	6.44%	6.44%	No	31,321,953	-	31,321,953	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A-10	Colombia	CPs	7.95%	7.72%	No	1,150,327	3,868,134	5,018,461	9,278,465	-	-	56,536,718	65,815,183
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A102	Colombia	CPs	7.95%	7.72%	No	216,825	729,104	945,929	1,748,896	10,768,120	-	-	12,517,016
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos A5	Colombia	CPs	8.06%	8.06%	No	179,093	602,226	781,319	14,001,389	-	-	-	14,001,389
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B09-09	Colombia	CPs	7.38%	7.19%	No	1,328,332	4,466,698	5,795,030	10,714,236	84,115,563	-	-	94,829,799
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B10	Colombia	CPs	8.71%	8.44%	No	989,794	3,328,320	4,318,114	7,983,617	-	65,971,663	-	73,955,280
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B-103	Colombia	CPs	9.03%	8.74%	No	1,129,556	3,798,288	4,927,844	9,110,927	-	-	62,840,794	71,951,721
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B12	Colombia	CPs	9.27%	9.27%	No	556,858	1,872,513	2,429,371	4,491,583	13,040,277	28,416,894	-	45,948,754
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B15	Colombia	CPs	8.83%	8.56%	No	354,285	1,191,331	1,545,616	2,857,637	8,296,492	21,943,442	-	33,097,571
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos E5-09	Colombia	CPs	9.04%	8.75%	No	569,828	1,916,126	2,485,954	28,105,888	-		-	28,105,888
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos exterior	Colombia	CPs	10.17%	10.17%	No	610,366	2,052,440	2,662,806	4,923,173	-	28,958,422	14,293,300	48,174,895
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos quimbo	Colombia	CPs	10.17%	10.17%	No	4,386,227	14,749,291	19,135,518	35,379,018	-	208,101,654	102,714,832	346,195,504
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10	Colombia	CPs	6.39%	6.24%	No	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B15	Colombia	CPs	6.39%	6.24%	No	-	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.57%	6.47%	No	97,652	235,722	333,374	616,363	1,789,469	5,500,435	-	7,906,267
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.41%	6.31%	No	160,276	-	160,276	-	-	10,819,378	-	10,819,378
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.38%	6.28%	No	79,552	267,504	347,056	4,950,085	-	-	-	4,950,085
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.86%	6.75%	No	78,051	262,457	340,508	4,868,653	-	-	-	4,868,653
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.61%	6.50%	No	77,676	261,195	338,871	5,051,067	-	-	-	5,051,067
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.54%	6.44%	No	73,923	248,577	322,500	5,114,463	-	-	-	5,114,463
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.74%	6.63%	No	89,628	301,387	391,015	5,873,636	-	-	-	5,873,636
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.70%	6.59%	No	77,300	259,934	337,234	4,919,966	-	-	-	4,919,966
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	83,851	281,959	365,810	2,639,913	-	1,681,620	6,539,229	10,860,762
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	No	115,630	388,820	504,450	5,903,654	-	-	-	5,903,654
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	83,988	282,422	366,410	677,444	6,208,170			6,885,614
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	59,850	201,252	261,102	3,783,487	-	-	-	3,783,487
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.74%	6.63%	No	87,568	294,460	382,028	706,319	6,190,863	-	-	6,897,182
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	79,307	266,681	345,988	639,685	6,096,813	-	-	6,736,498
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	No	85,503	287,515	373,018	689,660	6,853,252	-	-	7,542,912
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Si	75,800	254,886	330,686	611,394	1,775,041	5,728,426	-	8,114,861
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Soles	6.57%	6.47%	Si	75,424	253,624	329,048	608,367	6,582,587	-	-	7,190,954
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Soles	6.25%	6.16%	Si	64,842	218,041	282,883	4,267,060	-	-	-	4,267,060

				Total ThCh$								175,766,896					2,662,344,808

c)         Finance leases

-      Finance leases by debtor.

Debtor Taxpayer ID No.(RUT)	Debtor	Country of debtor	Creditor Taxpayer ID No.(RUT)	Creditor	Country of creditor	Currency	Effective interest rate	12-2012
								Current			Non-current
								Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over ten years	Total non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Empresa Nacional de Electricidad S.A.	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.50%	517,486	1,552,682	2,070,168	4,142,238	4,145,057	10,377,586	3,477,319	22,142,200
Foreign	Edegel S.A.A.	Peru	Foreign	Scotiabank	Peru	US$	2.13%	1,406,430	4,177,025	5,583,455	12,608,401	17,546,542	-	-	30,154,943

				Total						7,653,623					52,297,143

Debtor Taxpayer ID No.(RUT)	Debtor	Country of debtor	Creditor Taxpayer ID No.(RUT)	Creditor	Country of creditor	Currency	Effective interest rate	12-2011
								Current			Non-current
								Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over ten years	Total non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Empresa Nacional de Electricidad S.A.	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.50%	567,586	1,900,568	2,468,154	4,556,135	6,273,409	10,867,880	5,946,866	27,644,290
Foreign	Edegel S.A.A.	Peru	Foreign	Scotiabank	Peru	US$	2.13%	2,137,134	6,953,795	9,090,929	11,858,222	14,046,200	13,246,071	-	39,150,493

				Total						11,559,083					66,794,783

d) Other loans

-       Other loans by debtor.

Debtor Taxpayer ID No.(RUT)	Debtor	Country of debtor	Creditor Taxpayer ID No.(RUT)	Creditor	Country of creditor	Currency	Effective interest rate	12-2012
								Current			Non-current
								Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over ten years	Total non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (guaranteed debt)	Argentina	US$	7.42%	56,264,078		56,264,078	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (non- guaranteed debt)	Argentina	US$	7.42%	11,534,186		11,534,186	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Otros	Argentina	Ar$	17.29%	799,346	5,846,518	6,645,864	6,019,282	-	-	-	6,019,282
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96,963,440-6	SC GROUP	Chile	US$	1.72%	6,659,064		6,659,064	-	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	2,017,319		2,017,319	-	-	-	-	-

				Total						83,120,511					6,019,282

Debtor Taxpayer ID No.(RUT)	Debtor	Country of debtor	Creditor Taxpayer ID No.(RUT)	Creditor	Country of creditor	Currency	Effective interest rate	12-2011
								Current			Non-current
								Less than 90 days	More than 90 days	Total current	One to three years	Three to five years	Five to ten years	Over ten years	Total non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (guaranteed debt)	Argentina	US$	7.42%	14,958,554	10,030,787	24,989,341	32,747,272	24,243,194	-	-	56,990,466
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (non- guaranteed debt)	Argentina	US$	7.42%	2,296,618	67,527	2,364,145	161,976	1,139,597	-	-	1,301,573
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Otros	Argentina	Ar$	17.29%	547,198	884,765	1,431,963	-	-	-	-	-
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96,963,440-6	SC GROUP	Chile	US$	1.72%	10,193,375	-	10,193,375	-	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	-	3,930,734	3,930,734	-	-	-	-	-

				Total						42,909,558					58,292,039

APPENDIX 5      DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the financial statements of Endesa Chile

The following is a detail of the foreign-currency assets:

ASSETS	Currency	Functional currency	12-31-2012 ThCh$	12-31-2011 ThCh$

CURRENT ASSETS

Cash and cash equivalents			31,712,988	28,859,725
	Dollar	Colombian peso	5,413	5,634
	Dollar	Chilean peso	27,583,060	22,805,258
	Dollar	Peruvian nuevo sol	3,690,418	2,886,536
	Dollar	Argentine peso	434,097	3,162,297

Trade and other receivables, current			6,803,538	10,100,793
	Dollar	Dollar	6,803,538	10,100,793
Accounts receivable from related entities, current			926,635	379,862
	Dollar	Argentine peso	926,635	379,862

TOTAL CURRENT ASSETS			39,443,161	39,340,380

NON-CURRENT ASSETS

Investments booked using the participation method			583,162,870	578,770,368
	Dollar	Chilean peso	9,030,441	9,733,400
	Argentine peso	Chilean peso	-	24,209
	Reales	Peruvian nuevo sol	60,504,917	60,249,470
	Reales	Chilean peso	513,627,512	508,763,289

Goodwill			89,481,949	86,830,663
	Peruvian nuevo sol	Chilean peso	81,038,239	76,365,596
	Argentine peso	Chilean peso	8,443,710	10,465,067

TOTAL NON-CURRENT ASSETS			672,644,819	665,601,031

TOTAL ASSETS			712,087,980	704,941,411

The following is a detail of foreign-currency liabilities:

			12-31-2012
			Current			Non-current
			Up to 90 days	91 days to 1 year	Total	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total
	Currency	Functional currency	ThCh$	ThCh$	current	ThCh$	ThCh$	ThCh$	ThCh$	non- current
LIABILITIES
Other financial liabilities	Dollar		97,971,466	231,044,304	329,015,770	283,821,099	86,077,978	98,945,604	346,594,911	815,439,592
	Dollar	Chilean peso	19,277,927	217,892,993	237,170,920	237,154,868	28,246,516	70,631,233	340,213,854	676,246,471
	Dollar	Soles	4,249,373	7,926,216	12,175,589	38,829,516	57,831,462	28,314,371	6,381,057	131,356,406
	Dollar	Argentine peso	74,444,166	5,225,095	79,669,261	7,836,715	-	-	-	7,836,715

TOTAL LIABILITIES			97,971,466	231,044,304	329,015,770	283,821,099	86,077,978	98,945,604	346,594,911	815,439,592

			12-31-2011
			Current			Non-current
			Up to 90 days	Total	Total	1 to 3 years	3 to 5 years	5 to 10 years	Total	Total
	Currency	Functional currency	ThCh$	ThCh$	current	ThCh$	ThCh$	ThCh$	ThCh$	non-current

LIABILITIES
Other financial liabilities	Dollar		44,166,622	86,968,415	131,135,037	464,660,652	288,720,473	135,772,121	370,203,534	1,259,356,780
	Dollar	Chilean peso	22,053,741	44,116,462	66,170,203	379,230,039	195,453,104	78,366,530	363,664,305	1,016,713,978
	Dollar	Soles	5,801,056	19,711,792	25,512,848	35,378,771	66,272,515	57,405,591	6,539,229	165,596,106
	Dollar	Argentine peso	16,311,825	23,140,161	39,451,986	50,051,842	26,994,854	-	-	77,046,696

TOTAL LIABILITIES			44,166,622	86,968,415	131,135,037	464,660,652	288,720,473	135,772,121	370,203,534	1,259,356,780

APPENDIX 6        ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of these financial statements.

a) Debtor portfolio structure.

-	By ageing of trade and other debtors:

Trade and other receivables	Balance at
	12-31-2012
	Current ThCh$	Overdue 1- 30 days ThCh$	Overdue 31- 60 days ThCh$	Overdue 61-90 days ThCh$	Overdue 91 to 120 days ThCh$	Overdue 121-150 days ThCh$	Overdue 151-180 days ThCh$	Overdue 181-210 days ThCh$	Overdue 211-250 days ThCh$	Overdue more than 251 days ThCh$	Total current ThCh$	Total non- current ThCh$

Trade debtors, gross	139,450,188	814,505	47,700	61,797	308,432	274,643	4,577	-	311	4,459,460	145,421,613	140,323,852
Provision for impairment	(260,311)	-	-	-	-	-	-	-	-	(3,065,033)	(3,325,344)	-
Other receivables, gross	89,563,701	-	-	-	-	-	-	-	-	-	89,563,701	6,640,299
Provision for impairment	(1,262,108)	-	-	-	-	-	-	-	-	-	(1,262,108)	-

Total	227,491,470	814,505	47,700	61,797	308,432	274,643	4,577	-	311	1,394,427	230,397,862	146,964,151

Trade and other receivables	Balance at
	12-31-2011
	Current ThCh$	Overdue 1- 30 days ThCh$	Overdue 31- 60 days ThCh$	Overdue 61-90 days ThCh$	Overdue 91 to 120 days ThCh$	Overdue 121-150 days ThCh$	Overdue 151-180 days ThCh$	Overdue 181-210 days ThCh$	Overdue 211-250 days ThCh$	Overdue more than 251 days ThCh$	Total current ThCh$	Total non- current ThCh$

Trade debtors, gross	248,191,154	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	257,415,659	148,367,033
Provision for impairment	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	-	(5,149,239)	-
Other receivables, gross	45,164,327	-	-	39,056	2,791	-	-	-	-	85	45,206,259	3,241,735
Provision for impairment	(1,326,090)	-	-	-	-	-	-	-	-	-	(1,326,090)	-

Total	291,046,286	1,794,517	84,972	2,565,654	440,302	138,523	-	-	-	76,335	296,146,589	151,608,768

-	By type of portfolio:

Type of Portfolio	Balance at						Balance at
	12-31-2012						12-31-2011
	Non-restructured portfolio		Restructured portfolio		Total portfolio, gross		Non-restructured portfolio		Restructured portfolio		Total portfolio, gross
	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$	Number of customers	Gross amount ThCh$	Number of customers	Gross amount M$

Current	320	139,450,188	-	-	320	139,450,188	93	248,016,378	-	-	93	248,016,378
Between 1 and 30 days	40	814,505	-	-	40	814,505	10	1,794,517	-	-	10	1,794,517
Between 31 and 60 days	15	47,700	-	-	15	47,700	16	2,894,669	-	-	16	2,894,669
Between 61 and 90 days	18	61,797	-	-	18	61,797	1	4,140,840	-	-	1	4,140,840
Between 91 and 120 days	16	308,432	-	-	16	308,432	12	493,005	-	-	12	493,005
Between 121 and 150 days	17	274,643	-	-	17	274,643	-	-	-	-	-	-
Between 151 and 180 days	16	4,577	-	-	16	4,577	-	-	-	-	-	-
Between 181 and 210 days	1	-	-	-	1	-	-	-	-	-	-	-
Between 210 and 250 days	4	311	-	-	4	311	-	-	-	-	-	-
More than 251 days	37	4,459,460	-	-	37	4,459,460	5	76,250	-	-	5	76,250

Total	484	145,421,613	-	-	484	145,421,613	137	257,415,659	-	-	137	257,415,659

(*) There is no restructured portfolio in either year

b) Accounts Receivable Portfolio protested and in judicial collection.

Accounts Receivable Portfolio protested and in judicial collection	Balance at		Balance at
	12-31-2012		12-31-2011
	Number of	Amount	Number of	Amount
	customers	ThCh$	customers	ThCh$

Documents in judicial collection (*)	6	298,950	3	476,496

Total	6	298,950	3	476,496

(*) Judicial collections are included in the overdue accounts receivable portfolio.

c) Provisions and write-offs

Provisions and write-offs	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Provision for non-restructured portfolio	(498,538)	4,224,198
Write-offs in the year	(271,908)	(74,259)
Recoveries in the year	(962,198)	(199,804)

Total	(1,732,644)	3,950,135

d) Number and amount of operations

Number and amount of operations	Balance at
	12-31-2012		12-31-2011
	Total by type of operation Last quarter	Total by type of operation Accumulated annual	Total by type of operation Last quarter	Total by type of operation Accumulated annual
	ThCh$	ThCh$	ThCh$	ThCh$

Provision for impairment and recoveries:
Number of operations	10	26	12	12
Amount of the operations	(815,265)	(1,460,736)	4,326,635	4,024,394

APPENDIX 6.1    COMPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of these financial statements.

a) Debtor portfolio structure.

-	By ageing of trade and other debtors:

	Balance at
	12-31-2012
Trade debtors	Current ThCh$	Overdue 1- 30 days ThCh$	Overdue 31-60 days ThCh$	Overdue 61- 90 days ThCh$	Overdue 91 to 120 days ThCh$	Overdue 121-150 days ThCh$	Overdue 151-180 days ThCh$	Overdue 181-210 days ThCh$	Overdue 211-250 days ThCh$	Overdue more than 251 days ThCh$	Total current ThCh$	Total non- current ThCh$

Generation and transmission trade debtors	139,450,188	814,505	47,700	61,797	308,432	274,643	4,577	-	311	4,459,460	145,421,613	140,323,852
-Large customers	113,991,241	201,283	635	6,290	82,886	272,789	2	-	311	4,457,799	119,013,236	-
-Institutional customers	18,748,525	-	-	-	-	-	-	-	-	-	18,748,525	140,323,852
-Others	6,710,422	613,222	47,065	55,507	225,546	1,854	4,575	-	-	1,661	7,659,852	-
Provision for impairment	(260,311)	-	-	-	-	-	-	-	-	(3,065,033)	(3,325,344)	-

Non-invoiced services	70,067,852	-	-	-	-	-	-	-	-	-	70,067,852
Invoiced services	69,382,335	814,505	47,700	61,797	308,432	274,643	4,577	-	311	4,459,461	75,353,761	135,171,459

Total trade debtors, gross	139,450,188	814,505	47,700	61,797	308,432	274,643	4,577	-	311	4,459,460	145,421,613	140,323,852
Total provision for impairment	(260,311)	-	-	-	-	-	-	-	-	(3,065,033)	(3,325,344)	-
Total trade debtors, net	139,189,877	814,505	47,700	61,797	308,432	274,643	4,577	-	311	1,394,427	142,096,269	140,323,852

Trade debtors	Balance at
	12-31-2011
	Current ThCh$	Overdue 1- 30 days ThCh$	Overdue 31-60 days ThCh$	Overdue 61- 90 days ThCh$	Overdue 91 to 120 days ThCh$	Overdue 121-150 days ThCh$	Overdue 151-180 days ThCh$	Overdue 181-210 days ThCh$	Overdue 211-250 days ThCh$	Overdue more than 251 days ThCh$	Total current ThCh$	Total non- current ThCh$

Generation and transmission trade debtors	248,191,154	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	257,415,659	148,367,033
-Large customers	191,901,473	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	201,125,978
-Institutional customers	56,289,681	-	-	-	-	-	-	-	-	-	56,289,681	148,367,033
Provision for impairment	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	-	(5,149,239)	-

Non-invoiced services	154,040,301	-	-	-	-	-	-	-	-	-	154,040,301	-
Invoiced services	94,150,853	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	103,375,358	148,367,033

Total trade debtors, gross	248,191,154	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	257,415,659	148,367,033
Total provision for impairment	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	-	(5,149,239)	-
Total trade debtors, net	247,208,049	1,794,517	84,972	2,526,598	437,511	138,523	-	-	-	76,250	252,266,420	148,367,033

-	By type of portfolio:

Type of portfolio	Balance at
	12-31-2012
	Current ThCh$	Overdue 1- 30 days ThCh$	Overdue 31- 60 days ThCh$	Overdue 61- 90 days ThCh$	Overdue 91 to 120 days ThCh$	Overdue 121-150 days ThCh$	Overdue 151-180 days ThCh$	Overdue 181-210 days ThCh$	Overdue 211-250 days ThCh$	Overdue more than 251 days ThCh$	Total gross portfolio ThCh$
GENERATION AND TRANSMISSION
Non-restructured portfolio	139,450,188	814,505	47,700	61,797	308,432	274,643	4,577	-	311	4,459,460	145,421,613
-Large customers	113,991,241	201,283	635	6,290	82,886	272,789	2	-	311	4,457,799	119,013,236
-Institutional customers	18,748,525	-	-	-	-	-	-	-	-	-	18,748,525
-Others	6,710,422	613,222	47,065	55,507	225,546	1,854	4,575	-	-	1,661	7,659,852

Total portfolio, gross	139,450,188	814,505	47,700	61,797	308,432	274,643	4,577	-	311	4,459,460	145,421,613

Type of portfolio	Balance at
	12-31-2011
	Current ThCh$	Overdue 1- 30 days ThCh$	Overdue 31- 60 days ThCh$	Overdue 61- 90 days ThCh$	Overdue 91 to 120 days ThCh$	Overdue 121-150 days ThCh$	Overdue 151-180 days ThCh$	Overdue 181-210 days ThCh$	Overdue 211-250 days ThCh$	Overdue more than 251 days ThCh$	Total gross portfolio ThCh$
GENERATION AND TRANSMISSION
Non-restructured portfolio	248,191,154	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	257,415,659
-Large customers	198,796,107	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	208,020,612
-Institutional customers	49,395,047	-	-	-	-	-	-	-	-	-	49,395,047

Total portfolio, gross	248,191,154	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	257,415,659

Pursuant to Rule 3-09 and Rule 1-02(w) of Regulation S-X, Endesa Chile is required to present separately the financial statements of Endesa Brasil S.A. and subsidiaries as of December 31, 2012 and 2011, prepared in accordance with International Financial Reporting Standards.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

Niterói – RJ, Brazil

We have audited the accompanying consolidated financial statements of Endesa Brasil S.A. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Brasil S.A. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

/s/ Márcio F. Ostwald

Márcio F. Ostwald

Partner

Rio de Janeiro, RJ - Brazil

March 19, 2013

Endesa Brasil S.A.

Consolidated statement of financial position

At December 31, 2012 and 2011

(In thousands of Reais)

	Notes	12/31/2012	12/31/2011

Assets
Current assets
Cash and cash equivalents	4	814,805	380,908
Marketable securities	5	615,150	621,084
Accounts receivables
Consumers, concessionaires and permittees, net	6	1,195,904	1,123,501
Low income consumers	7	65,043	48,708
Taxes recoverable	8	175,322	218,191
Tax credit from merger	12	9,609	10,500
Guarantees and judicial deposits	9	49,656	53,746
Free energy		2,796	3,832
Other receivables	13	259,374	163,020

Total current assets		3,187,659	2,623,490

Non-current assets
Accounts receivables
Consumers, concessionaires and permittees, net	6	50,508	104,497
Taxes recoverable	8	163,107	180,998
Escrow deposits	10	300,475	293,157
Guarantees and deposits	9	65,497	93,193
Deferred taxes	11	716,032	686,151
Tax credit from merger	12	73,449	83,059
Related parties	24	120,475	111,509
Indemnification assets (concession)	14	1,638,619	765,516
Other receivables	13	1,863	4,106
Investments		100	100
Property, plant and equipment	15	2,006,697	2,139,485
Intangible assets	16	4,599,221	4,708,594

Total non-current assets		9,736,043	9,170,365

Total assets		12,923,702	11,793,855

See accompanying notes.

	Notes	12/31/2012	12/31/2011

Liabilities and equity
Current liabilities
Trade accounts payable	17	790,656	614,591
Loans and financing	18	319,687	637,997
Debentures	19	143,282	388,529
Payroll		67,621	54,068
Taxes payable	21	224,559	349,898
Regulatory charges	22	76,717	71,745
Dividends payable		375,873	93,557
Public lighting contribution collected		23,820	27,193
Post-employment benefit obligations	29	12,098	11,418
Special installment program		31,880	31,949
Related parties	24	6,306	7,659
Provision - “Luz para Todos” program		12,452	12,452
Free energy		27,490	25,205
Research, development and energy efficiency programs	23	101,310	79,705
Provisions for tax, civil and labor risks	25	-	17,060
Other obligations	26	44,194	41,701

Total current liabilities		2,257,945	2,464,727

Non-current liabilities
Trade accounts payable	17	5,177	4,771
Loans and financing	18	677,333	862,272
Debentures	19	1,310,051	973,221
Taxes payable	21	24,302	32,825
Deferred taxes	11	398,912	169,238
Post-employment benefit obligations	29	551,794	553,176
Research, development and energy efficiency programs	23	32,291	13,749
Related parties	24	121,576	113,589
Special installment program		5,591	37,080
Free energy		4,217	3,892
Provision for tax, civil and labor risks	25	537,095	619,017
Other obligations	26	52,172	8,744

Total non-current liabilities		3,720,511	3,391,574

Equity	27
Attributed to controlling shareholders
Capital		916,879	916,879
Treasury shares		(111,025)	(111,025)
Capital reserve		2,504,370	2,504,370
Income reserve		780,426	732,636
Other comprehensive income		(1,684)	(1,228)
Equity valuation adjustments		243,074	298,778
Proposal for payment of additional dividends		741,665	-

		5,073,705	4,340,410
Attributed to non-controlling shareholders
Attributed to other entities in the Enersis S.A. Group		1,041,964	838,640
Attributed to non-controlling shareholders		829,577	758,504

		1,871,541	1,597,144

Total equity		6,945,246	5,937,554

Total liabilities and equity		12,923,702	11,793,855

See accompanying notes.

Endesa Brasil S.A.

Consolidated income statement

For the years ended December 31, 2012, 2011 and 2010

(In thousands of Reais)

	Notes	12/31/2012	12/31/2011	12/31/2010 Unaudited

Net revenue	31	7,485,085	6,579,272	6,702,540

Cost of services	32	(5,073,454)	(4,357,864)	(4,531,208)

Gross profit		2,411,631	2,221,408	2,171,332

Operating expenses
Selling expenses	32	(124,766)	(54,096)	(196,206)
General and administrative expenses	32	(372,151)	(369,471)	(250,312)
Amortisation and reversal of goodwill from merger	32	(27,013)	(29,518)	(32,253)
Other operating expenses	32	(13,570)	(13,515)	(38,900)

Total operating expenses		(537,500)	(466,600)	(517,671)

Operating income		1,874,131	1,754,808	1,653,661

Financial income (expenses)
Financial income	33	768,394	451,739	301,625
Financial expenses	33	(585,231)	(575,348)	(545,460)
Foreign exchange variation, net	33	(21,689)	(18,904)	(9,882)

Income before taxes		2,035,605	1,612,295	1,399,944

Current income and social contribution taxes	30	(383,909)	(412,424)	(370,596)
Deferred income and social contribution taxes	11 and 30	(204,196)	(62,679)	(22,073)
Tax incentives	30	23,136	66,329	78,158

Net income for the year		1,470,636	1,203,521	1,085,433

Attributable to controlling shareholders		1,003,817	871,135	747,481

Attributed to other entities in the Enersis S.A. Group		248,899	117,743	121,215
Non-controlling shareholders		217,920	214,643	216,737

See accompanying notes.

Endesa Brasil S.A.

Consolidated statement of comprehensive income

For the years ended December 31, 2012, 2011 and 2010

(In thousands of Reais)

	12/31/2012	12/31/2011	12/31/2010 Unaudited

Net income for the year	1,470,636	1,203,521	1,085,433

Other comprehensive income

Equity pickup
Actuarial loss in subsidiary’s pension fund	(11,476)	(205,740)	(156,857)
Deferred tax on actuarial loss in pension fund	3,902	69,952	53,331
Cumulative translation adjustment	80	118	(259)
Loss on derivative financial instruments	(2,435)	(2,176)	-
Deferred tax on loss on derivative financial instruments	828	740	-

Comprehensive income for the year	1,461,535	1,066,415	981,648

Attributable to controlling shareholders	999,299	805,900	698,610
Attributable to non-controlling shareholders	462,236	260,515	283,038

See accompanying notes.

Endesa Brasil S.A.

Consolidated statement of changes in equity

For the years ended December 31, 2012, 2011 and 2010

(In thousands of Reais)

					Capital reserve	Income reserves

	Notes	Capital	Shares redee- mable in the future	Trea- sury shares	Remun- eratjion of good will in the issue of shares	Legal reserve	Other reserves	Statu- tory reserve for working capital	Other compre- hensive income	Equity valu- ation adjus- tment	Reta- ined earn- ings	Addi- tional dividend distri- bution proposal	Share- holders Endesa Brasil	Other share- holders Enersis S.A. Group	Non- contro- lling share- holders	Total

Balances at December 31, 2010 (Unaudited)		916,879	(111,025)	-	2,504,370	91,818	-	-	90	333,491	-	507,183	4,242,806	799,330	705,466	5,747,602
Write-off of repurcha sable shares			111,025	(111,025)	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation of PP&E (deemed cost)		-	-	-	-	-	-	-	-	(34,713)	34,713	-	-	-	-	-
Approval of proposed dividends	27	-	-	-	-	-	-	-	-	-	-	(507,183)	(507,183)	(10,475)	(101,153)	(618,811)
Net income for the year		-	-	-	-	-	-	-	-	-	871,135	-	871,135	117,743	214,643	1,203,521
Loss on subsidiary’s investment		-	-	-	-	-	-	-	-	-	(1,676)	-	(1,676)	-	-	(1,676)
Actuarial gain (loss) on subsidiary’s pension fund	29	-	-	-	-	-	-	-	(63,917)	-	-	;-	(63,917)	(52,556)	(19,315)	(135,788)
Transfer to retained earnings		-	-	-	-	-	-	-	63,917	-	(63,917)	-	-	-	-	-
Reversal of dividends prescribed in subsidiaries		-	-	-	-	-	-	-	-	-	162	-	162	49	129	340
Management’s proposal for net income allocation
Legal reserve	27	-	-	-	-	42,021	-	-	-	-	(42,021)	-	-	-	-	-
Interim dividends (R$ 0.9554 per share)		-	-	-	-	-	-	-	-	-	(163,258)	-	(163,258)	(300)	(536)	(164,094)
Mandatory dividends (R$ 0.2127 per share)	27	-	-	-	-	-	-	-	-	-	(36,341)	-	(36,341)	(15,151)	(40,730)	(92,222)
Statutory reserve for working capital	27	-	-	-	-	-	-	598,797	-	-	(598,797)	-	-	-	-	-
Cumulative conversion adjustments	27	-	-	-	-	-	-	-	118	-	-	-	118	-	-	118
Loss on derivative financial instrument		-		-	-	-	-	-	(1,436)	-	-	-	(1,436)	-	-	(1,436)

Balances at December 31, 2011		916,879	-	(111,025)	2,504,370	133,839	-	598,797	(1,228)	298,778	-	-	4,340,410	838,640	758,504	5,937,554
Depreciation of PP&E (deemed cost)		-	-	-	-	-	-	-	-	(55,704)	55,704	-	-	-	-	-
Approval of proposed dividends	27	-	-	-	-	-	-	-	-	-	-	-	-	(251)	(75,986)	(76,237)
Net income for the year		-	-	-	-	-	-	-	-	-	1,003,817	-	1,003,817	248,899	217,920	1,470,636
Actuarial gain (loss) on subsidiary’s pension fund	29						-		(4,062)	-	-	-	(4,062)	14,366	(17,878)	(7,574)
Transfer to retained earnings		-	-	-	-	-	-	-	4,062	-	(4,062)	-	-	-	-	-
Loss on derivative financial instrument		-	-	-	-	-	-	-	(536)	-	-	-	(536)	(723)	(348)	(1,607)
Effect of subsidiary’s change		-	-	-	-	-	(1,124)	-	-	-	-	-	(1,124)	(1,089)	-	(2,213)
Management’s proposal for net income allocation							-
Interim dividends	27	-	-	-	-	-	-	-	-	-	-	-	-	(403)	(772)	(1,175)
Mandatory dividends (R$ 1.5501 per share)	27	-	-	-	-	-	-	-	-	-	(264,880)	-	(264,880)	(57,475)	(51,863)	(374,218)
Additional proposed dividends (R$ 4.3403 per share)							-				(741,665)	741,665	-	-	-	-
Statutory reserve for working capital	27	-	-	-	-	-	-	48,914	-	-	(48,914)	-	-	-	-	-
Cumulative translation adjustment	27	-	-	-	-	-	-	-	80	-	-	-	80	-	-	80

Balances at December 31, 2012		916,879	-	(111,025)	2,504,370	133,839	(1,124)	647,711	(1,684)	243,074	-	741,665	5,073,705	1,041,964	829,577	6,945,246

See accompanying notes.

Endesa Brasil S.A.

Consolidated statement of cash flows

For the years ended December 31, 2012, 2011 and 2010

(In thousands of Reais)

	12/31/2012	12/31/2011	12/31/2010 Unaudited

Cash flows from operating activities
Income before taxes for the year	2,035,605	1,612,295	1,399,944
Adjustments to reconcile income before tax to cash from operating activities:
Allowance for doubtful accounts	98,970	141,419	164,681
Depreciation and amortisation	451,697	450,286	541,121
Amortisation and reversal of goodwill from merger	27,013	29,518	32,253
Monetary restatements and interest	279,780	344,400	389,321
Net book value of written off intangible assets and property, plant and equipment	13,764	13,457	11,930
Indemnification assets revenues	(487,517)	(23,728)	(31,634)
Provisions (reversal) of tax, civil and labor risks	5,582	(9,142)	51,458
Tax credit from merger	10,501	11,474	12,537
Provision (reversal) “Luz para Todos”	-	-	(5,685)
Post-employment benefit obligations	42,186	13,564	3,309
Research, development and energy efficiency programs	71,888	24,194	-
Provision for inventory losses	(166)	485	-
Financial instruments through profit and loss	(2,385)	(4,243)	-
Other revenues	(449)	2,796	-

	2,546,469	2,606,775	2,569,235

(Increase) decrease in operating assets:
Consumers, concessionaires and permittees	(122,551)	(114,418)	(116,325)
Low income consumers	(16,335)	13,457	-
“Luz para Todos” credits	-	13,837	74,508
Guarantees and judicial deposits	31,786	(22,430)	-
Escrow deposits	(6,757)	(11,721)	-
Other	(86,965)	25,118	(14,687)
Increase (decrease) in operating liabilities:
Trade accounts payable	176,471	(30,404)	(46,976)
Payroll	13,553	(1,477)	6,483
Regulatory charges	4,972	10,308	25,360
Post-employment benefit obligations	(40,955)	(38,542)	(34,664)
Research, development and energy efficiency programs	(31,741)	(93,813)	24,798
Payment of interest - debentures	(120,822)	(101,657)	(95,340)
Payment of interest - loans and financing	(125,117)	(169,440)	(213,994)
Payment of tax, civil and labor claims	(104,564)	(120,795)	(129,537)
Other liabilities	41,849	(23,976)	(90,637)
Related parties, net	2,010	(38,333)	(47,425)
Taxes payable / recoverable, net	(417,693)	(297,582)	(173,958)

Net cash provided by operating activities	1,743,610	1,604,907	1,736,841

Cash flow from investing activities
Investments	-	(100)	-
Investments in intangible assets and property, plant and equipment	(635,899)	(686,771)	(674,933)
Marketable securities	5.934	82,198	(132,695)

Net cash used in investing activities	(629,965)	(604,673)	(807,628)

Cash flow from financing activities
Debentures funding	400,000	700,000	-
Payment of debentures	(360,779)	(275,500)	(135,927)
Loans and financing	140,371	427,421	75,793
Payment of loans and financing	(625,710)	(688,706)	(447,463)
Payment of intercompany loans	(4,342)	(28,347)	-
Payment of debt agreement with Faelce	(13,409)	(13,841)	(10,636)
Dividends payment	(168,139)	(918,607)	(609,533)
Special installment payment	(47,740)	(37,250)	(30,328)
IFC payments	-	(184,065)	-

Net cash used in financing activities	(679,748)	(1,018,895)	(1,158,094)

Increase (decrease) in net cash and cash equivalents	433,897	(18,661)	(228,881)

Cash and cash equivalents at the beginning of year	380,908	399,569	628,450
Cash and cash equivalents at the end of year	814,805	380,908	399,569

Increase (decrease) in net cash and cash equivalents	433,897	(18,661)	(228,881)

See accompanying notes.

Endesa Brasil S.A.

Notes to the consolidated financial statements

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

1.	Corporate information

Operations

The business purpose of Endesa Brasil S.A. (“Endesa Brasil” or “Company”), with registered office located at Praça Leoni Ramos, 01, Niterói, Rio de Janeiro, Brazil, is to hold interests in other entities that directly or indirectly operate or come to operate in any electric energy industry segment or as a provider of electric energy transmission, distribution, generation or trade services and related activities.

Endesa Brasil S.A. is a subsidiary of Enersis S.A., a Chilean company controlled by Endesa S.A. which is a Spanish company controlled by Enel S.p.A. (“Enel”).

The Company holds interest in the following operational subsidiaries by segment, which together with the Company, form Endesa Brasil Group (“Endesa Group” or “Group”):

a)	Electric energy distribution

Ampla Energia e Serviços S.A.

Ampla Energia e Serviços S.A. (“Ampla Energia”), is a publicly-held Company, registered at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, with registered office located at Praça Leoni Ramos, 01, municipality of Niterói, State of Rio de Janeiro, electric energy utility concessionaire, designed to explore the distribution and marketing of electricity systems and participate in research related to the energy sector, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

Ampla Energia’s concession area includes 66 cities, 65 of which are in the State of Rio de Janeiro and one in the State of Minas Gerais. The concession of public distribution of electricity was arranged by the Concession Contract No. 005/1996 of December 9, 1996 from ANEEL, with maturity in December 2026.

Endesa Brasil holds a 46.89% direct interest in Ampla Energia.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

1.	Corporate information—Continued

Operations—Continued

a)	Electric energy distribution—Continued

Companhia Energética do Ceará - COELCE

Companhia Energética do Ceará - COELCE (“COELCE”), is a publicly-held Company, registered at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, with registered office located at Rua Padre Valdevino, 150, Fortaleza, Ceará, controlled by Investluz S.A. (both companies of the Endesa Group), electric energy utility concessionaire, designed to research, study, plan and explore the distribution of electricity, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

COELCE’s concession area covers the whole State of Ceará. The concession of public distribution of electricity was arranged by the Concession Contract No. 001/1998 of May 13, 1998 from ANEEL, with maturity in May 2028.

Considering direct and indirect interests, Endesa Brasil owns 47.92% of COELCE’s capital.

b)	Electric energy generation

Centrais Elétricas Cachoeira Dourada S.A. - CDSA

Centrais Elétricas Cachoeira Dourada S.A. - CDSA (“CDSA”), is a privately-held company with registered office located at Rodovia GO 206, KM0, Cachoeira Dourada, Goiás, primarily engaged in conducting studies and projections, and in building, installing and operating electric generation power plants, as well as performing commercial acts deriving from such activities, which are regulated by the National Agency of Electric Energy - ANEEL under the Ministry of Mines and Energy.

On September 5, 1997, a public auction was carried out for acquisition of representative shareholding in the company capital by private entities. This transaction was recognised by the granting authorities by means of the Concession Agreement No. 011/97, of September 12, 1997, which establishes that the concession term is of 30 years, expiring in September 2027.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

1.	Corporate information—Continued

Operations—Continued

b)	Electric energy generation—Continued

Centrais Elétricas Cachoeira Dourada S.A. - CDSA—Continued

The subsidiary’s fixed assets consist substantially of the power plant assets mentioned above, located in Rio Paranaíba, with installed capacity of 658 MW, subdivided into 10 generating units.

On September 5, 1997, a public auction was carried out for acquisition of representative shareholding in the company capital by private entities. This transaction was recognised by the granting authorities by means of the Concession Agreement No. 011/97, of September 12, 1997, which establishes that the concession term is of 30 years, expiring in September 2027. The subsidiary’s fixed assets consist substantially of the power plant assets mentioned above, located in Rio Paranaíba, with installed capacity of 658MW, subdivided into 10 generating units.

Endesa Brasil holds direct interest of 99.61% in CDSA.

Central Geradora Termelétrica Fortaleza S.A. - CGTF

Central Geradora Termelétrica Fortaleza S.A. - CGTF (“CGTF”), is a privately-held company, with registered office located at Rodovia CE422, Km 01, Complexo Industrial e Portuária do Pecém, Caucaia, Ceará, organized on August 20, 2001 and authorized by the National Agency of Electric Energy -ANEEL to operate as an independent energy producer, by means of ANEEL Resolution No. 433, of October 19, 2001, formed by a combined cycle of two gas turbines and a vapor turbine, pursuant to ANEEL Decision No. 73/2002. Start-up of operations occurred on December 27, 2003.

As defined in the articles of incorporation, CGTF is engaged in the study, project, construction and exploration of energy production, transmission, distribution and sale systems that may be granted, permitted or authorized by any law, in addition to exercising other related activities and providing services of any nature referring to mentioned activities.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

1.	Corporate information—Continued

Operations—Continued

b)	Electric energy generation—Continued

Central Geradora Termelétrica Fortaleza S.A. - CGTF—Continued

CGTF is part of the Federal Government’s Thermoelectric Priority Program (PPT) to expand the supply of electric energy throughout Brazil, and CGTF contracted on August 31, 2001 the sale of 2,690 GWh/year (equivalent to an average 307 MW) to the subsidiary COELCE, also belonging to Endesa Group, over 20 years, as from the beginning of the energy supply in January 2004, at the price established by ANEEL, subject to annual adjustment based on a basket of indicators that includes IGPM, US dollar and contracted natural gas variations.

On September 16, 2002, an agreement for purchase and sale of natural gas over 20 years was signed between the CGTF and Companhia de Gás do Ceará (“CEGÁS”), with intervention of Petroleo Brasileiro S.A. (“Petrobras”), counted as from the beginning of gas supply in January 2004. The referred to agreement ensures that the totality of the gas consumed by the power plant will be purchased from CEGÁS and also establishes that in the event of failure in the supply, such entity will reimburse the costs incurred by CGTF to honor the sales agreement.

CGTF is a wholly-owned subsidiary of Endesa Brasil.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda. (“Fazenda Nova”) is a limited liability entity, headquartered at Rua Felipe Camarão, 507, sala 201, Cidade Alta - Natal/Rio grande do Norte, engaged in the generation, transmission, distribution and sale of electric energy and related activities.

On September 30, 2009, Endesa Brasil completed the acquisition of a 99.95% equity stake in Eólica Fazenda Nova for R$ 3,942. This investee is in a pre- operational stage and was incorporated to take part in wind power auctions.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

1.	Corporate information—Continued

Operations—Continued

c)	Electric energy transmission

CIEN - Companhia de Interconexão Energética

CIEN - Companhia de Interconexão Energética (“CIEN”), is a privately-held company with registered office located at Praça Leoni Ramos, 01, Niterói, Rio de Janeiro, primarily engaged in production, processing, distribution and sale of electricity, including related import and export activities, implementing the services required to achieve this business purpose. In this regard, CIEN will work on the study, planning and construction of facilities related to electricity production, transmission, conversion and distribution systems. The company may foster the implementation of associated projects, carry out activities related, incidental or supplementary to such services and work it may provide, and may also hold interest in other companies.

On April 4, 2011, by means of Administrative Rulings Nos. 210 and 211, Garabi I and Garabi II lines, respectively, started being treated as equivalent to transmission concessions. Such equivalence treatment subjects both transmission lines of the subsidiary to the methodology whereby revenue is recognised through annual ratification of the Allowed Annual Revenue – RAP by ANEEL.

The commercial and technical equivalence of that subsidiary to an electric power transmission concession, comprising the two lines, has a finite 9-year term to Garabi I, effective through June 20, 2020, and an 11-year term for Garabi II, effective through July 31, 2022.

By way of Ratification Ruling No. 1.313, of June 26, 2012, ANEEL approved CIEN RAP in the amount of R$ 278,277, for the period from July 1, 2012 to June 30, 2013, and the adjustment portion related to higher transfers of R$ 11,221. The RAP is reviewed annually, and this always occurs in June of each year. Every four years CIEN will be subject to a review of RAP calculation bases and ratification.

Endesa Brasil holds a 100.00% direct interest in CIEN.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

1.	Corporate information—Continued

Operations—Continued

d)	Holding companies

Ampla Investimentos e Serviços S.A.

Ampla Investimentos e Serviços S.A. (“Ampla Investimentos”), is a privately-held company, headquartered at Praça Leoni Ramos, 01, Niterói, Rio de Janeiro, incorporated on December 29, 2005 for the purpose of holding interests in the capital of Investluz S.A. and of other companies in Brazil and abroad as a partner, member or shareholder.

Ampla Investimentos is a holding company basically owning a 36.43% interest in the capital of Investluz S.A., which, in turn, holds 56.59% of COELCE’s capital.

Endesa Brasil directly owns 46.89% of Ampla Investimentos.

Investluz S.A.

Investluz S.A. (“Investluz”) is a privately-held company, headquartered at Praça Leoni Ramos, 01, Niterói, Rio de Janeiro, incorporated on March 5, 1999 for the purpose of holding interests in the capital of COELCE and of other companies in Brazil and abroad. Currently, Investluz holds a 56.59% interest in COELCE’s capital.

Endesa Brasil owns a 63.57% direct interest in Investluz.

e)	Service rendering

En-Brasil Comércio e Serviços S.A.

En-Brasil Comércio e Serviços S.A. (“Prátil”) is a privately-held company, headquartered at Praça Leoni Ramos, 01, municipality of Niterói, State of Rio de Janeiro, established on August 18, 2009, for the purpose of holding interest in the capital of other companies and/or entities, associations, consortiums and other forms of associations in Brazil and abroad, in addition to rendering of general services, directly or indirectly related to its activities, to the electric energy industry and other economy and general consumption sectors.

Endesa Brasil owns a 99.99% direct interest in Prátil.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

1.	Corporate information—Continued

Operations—Continued

f)	Feasibility studies

Consórcio Tapajós

On August 1, 2012, the Technical Cooperation Agreement (“ACT”) which organized the Consórcio Tapajós (“Consortium”) was amended to include the interest of Endesa Brasil S.A. among other consortium members. The Consortium is engaged in the preparation and conduction of studies related to developments to be submitted to ANEEL or any other proper body. The Consortium is expected to last until July 16, 2014.

Endesa Brasil’s interest in the Consortium shall be arranged so that the sum of all expenses incurred by each concessionaire, in the scope of ACT and the Consortium, totals 9.43% at the end of the term established for the Consortium.

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

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.1.	Statement of compliance—Continued

The consolidated financial statements for the year ended December 31, 2010 were the first ones prepared in accordance with IFRS and IFRS 1 - First time adoption of International Financial Reporting Standars has been applied. The opening balance was considered to be that on January 1, 2009 (not presented herein), the transition date.

The authorization for completion of preparation of these financial statements was granted at a board of officers’ meeting held on March 11, 2013.

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries at December 31, 2012 and include Endesa Brasil’s operations, and those of its direct and indirect subsidiaries, with ownership interest at the balance sheet date being summarized as follows:

Subsidiary	Shareholding interest (%)	Direct	Indirect

Central Geradora Termelétrica Fortaleza S.A. - CGTF	100.00	100.00	-
Centrais Elétricas Cachoeira Dourada S.A. - CDSA	99.61	99.61	-
Ampla Energia e Serviços S.A. (iv)	46.89	46.89	-
CIEN - Companhia de Interconexão Energética	100.00	100.00	-
Compañia de Transmisión del Mercosur S.A. - CTM (ii)	99.99	-	99.99
Transportadora de Energia S.A. - TESA (ii)	100.00	-	100.00
Investluz S.A.	80.67	63.57	17.10
Companhia Energética do Ceará - COELCE (iv)	47.92	2.27	45.65
Ampla Investimentos e Serviços S.A. (iv)	46.89	46.89	-
EN-Brasil Comércio e Serviço S.A.	99.99	99.99	-
Eólica Fazenda Nova Geração e Comercialização de Energia Ltda	99.95	99.95	-
Consórcio Tapajós (iii)	9.43	9.43	-
Trento Renda Fixa Crédito Privado Fundo de Investimento em Cotas de Fundos de Investimento (“Trento”) (i)	100.00	18.91	81.09
Bradesco Fundo de Investimento em Cotas de Fundos de Investimento RF Crédito Privado Compostela (“Compostela”) (i)	100.00	1.25	98.75
Fundo de Investimento Vicenza Renda Fixa - Crédito Privado (“Vicenza”) (i)	100.00	100.00	-

(i)	Exclusive investment funds Trento, Compostela and Vicenza are managed, respectively, by Banco Itaucard S.A., Banco Bradesco S.A. and Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.
(ii)	Investees abroad.
(iii)	Jointly controlled with the other consortium members.
(iv)	Eventhough the interest on Ampla Energia, COELCE and Ampla Investimentos is below 50.1%, Endesa Brasil has the control of these entities, considering it has the power to govern the financial and operating policies of them so as to obtain benefits from their activities. Except for COELCE, which is a public company listed in the Brazilian Stock Exchange (BMF&Bovespa) with a relevant free float of approximately 41%, the remaining interest on Ampla Energia and Ampla Investimentos is owned by the Enersis Group.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.2.	Basis of consolidation—Continued

The reporting period in the financial statements of consolidated subsidiaries is the same as that of the Company, and accounting policies have been consistently applied by the consolidated companies. The main consolidation procedures include:

(a)	Derecognises the assets and liabilities balances among consolidated companies;

(b)	Derecognises the share held in the capital, reserves and retained earnings of consolidated companies;

(c)	Derecognises income and expense balances and unrealised income arising from intercompany transactions;

(d)	Segregation of non-controlling interests in the consolidated financial statements.

Particularly regarding the investment in Consórcio Tapajós, balances were proportionally consolidated considering the Company’s interest.

2.3.	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain balances that have been measured at fair value when required by applicable regulations.

2.4.	Balances and foreign currency translation

In the preparation of the Company’s financial statements, foreign currency transactions, i.e., in any currency other than the functional currency, are recorded based on the exchange rate in force on the date of each transaction. At the end of each reporting period, the monetary items in foreign currency are retranslated at the rates in force at the end of the year. Gains and losses arising from the updates of these assets and liabilities noted between the exchange rate in force on the transaction date and the financial statements date are recognised as financial income or expense, in the income statements.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.5.	Foreign currency translation

The Group’s consolidated financial statements are presented in Brazilian Reais (R$), which is also the parent company’s functional currency. All values are rounded to the nearest thousand (R$000), unless when otherwise indicated.

For each entity the Group determines the functional currency, and for those entities whose functional currency differs from the Brazilian Real, the financial statements were translated into the functional currency at the closing date.

The financial statements of the indirect subsidiaries CTM and TESA were originally prepared in Argentinean pesos (ARS$ - functional currency). Assets and liabilities were translated into Brazilian Reais, at the exchange rate at December 31, 2012 – ARS 1.00 - R$ 0.4155, disclosed by the Central Bank of Brazil (December 31, 2011 – ARS 1.00 - R$ 0.4358), whereas profit or loss accounts were translated at the average monthly rate.

Assets and liabilities of the foreign indirect subsidiaries are translated into Brazilian Reais at the exchange rate in force at the balance sheet date, and the corresponding income statements are translated at the average exchange rate for the month of the transaction date. Exchange rate differences arising from the referred to translation are recorded separately in equity. Upon sale of a subsidiary abroad, the accumulated deferred amount recognised in equity is posted to the income statement.

2.6.	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and, excluding discounts, rebates and taxes or charges on sales.

2.6.1.	Distribution revenue

Electric energy distribution services are measured by reference to electric energy amounts delivered within a given period.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.6.	Revenue recognition—Continued

2.6.1.	Distribution revenue—Continued

This measurement takes place based on the electricity meter reading schedule defined by subsidiaries COELCE and Ampla Energia. Electric energy distribution services are billed considering this reading schedule, and service revenue is recorded as bills are issued. In order to adjust readings to the related accounting periods, the services rendered between the reading date and the end of each month are recorded on an estimated basis.

2.6.2.	Transmission revenue

Transmission revenue is recognised based on a specific document (Ratifying Resolution) issued annually by the National Electric Energy Agency (ANEEL) for a 1-year period from July 1 to June 30 each year. Monthly revenue is recognised by reference to amounts reported by the National System Operator (ONS) and refers to revenue from the transmission system availability.

2.6.3.	Unbilled revenue

This corresponds to revenue from electric energy supplied to customers but not billed, and to revenue from the use of the distribution network but not yet billed. Unbilled revenue is estimated for the period between the last monthly reading and the last day of the month.

2.6.4.	Construction revenue

IFRIC 12 – Service Concession Arrangements (“IFRIC 12”) requires electric energy concessionaires to record and measure service revenue in accordance with IAS 11 - Construction Contracts (“IAS 11”) (construction or improvement services) and IAS 18 - Revenue (“IAS 18”) (operation - electric energy supply services), even if subject to one single concession arrangement.

The Company accounts for revenue and costs relating to construction work or improvements to infrastructure facilities used for rendering electric energy distribution services.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.6.	Revenue recognition—Continued

2.6.4.	Construction revenue—Continued

The construction margin adopted is defined as zero, considering that: (i) the core activity of the subsidiaries is the distribution of electric energy; (ii) all construction revenue refers to construction of infrastructure facilities in order to attain their business purpose, namely distribution of electric energy; and (iii) Endesa Group outsources the construction of infrastructure facilities to unrelated parties. Each month, all additions to intangible assets in progress are transferred to the statement of income as construction costs, after deduction of amounts received in the form of special obligations.

2.6.5.	Interest income

Interest income is recognised on a time-proportion basis using the effective interest rate on the principal amount outstanding. The effective interest rate is the rate that exactly discounts the estimated future cash payment on receipts over the expected life of the financial instrument to the original net carrying amount of the financial asset or liability.

2.7.	Financial instruments - Initial recognition and subsequent measurement

2.7.1.	Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 - Financial Instruments: Recognition and Measurement - are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. Endesa Group determines the classification of its financial assets at initial recognition, as they become part of the instrument’s contractual provisions.

Financial assets are recognised initially at fair value plus, in the case of investments not at fair value through profit or loss, transaction costs directly attributable to the acquisition of that financial asset.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.7.	Financial instruments - Initial recognition and subsequent measurement—Continued

2.7.1.	Financial assets—Continued

Initial recognition and measurement—Continued

Endesa Group’s financial assets include cash and cash equivalents, short- term investments, accounts receivable from customers, concessionaires and licensees, accounts receivable from resellers, public utility concession (indemnification assets), collaterals, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated in the initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Endesa Group that do not qualify for hedge accounting, as set forth by IAS 39.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with the related gains or losses recognised in the income statement.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Endesa Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.7.	Financial instruments - Initial recognition and subsequent measurement—Continued

2.7.1.	Financial assets—Continued

Subsequent measurement—Continued

Held-to-maturity investments—Continued

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The amortisation of the effective interest rate is included in the income statement as financial income. The losses arising from impairment are recognised in the income statement in finance costs. The Group did not have any held-to-maturity investments during the years ended December 31, 2012 and 2011.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and incurred fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance income in the income statement. The losses arising from impairment are recognised in the income statement as financial cost.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets not classified as:

(a)	Loans and receivables;
(b)	Held-to-maturity investments; or
(c)	Financial assets at fair value through profit or loss.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2. Significant accounting policies—Continued

2.7.	Financial instruments - Initial recognition and subsequent measurement—Continued

2.7.1.	Financial assets—Continued

Subsequent measurement—Continued

Available-for-sale financial assets—Continued

After initial measurement, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised as other comprehensive income until the investment is derecognised, except for impairment losses, interest calculated using the effective interest rate method and exchange gains or losses on monetary assets, which are recognised in the profit or loss of the period.

When the investment is derecognised or determined to be impaired, cumulative gains or losses previously recognised in other comprehensive income must be recognised in the income statement.

Derecognition (write-off) of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

▶	The rights to receive cash flows from the asset have expired;

▶	Endesa Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either; and (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.7.	Financial instruments - Initial recognition and subsequent measurement—Continued

2.7.1.	Financial assets—Continued

Subsequent measurement—Continued

Derecognition (write-off) of financial assets—Continued

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

2.7.1.1.	Cash and cash equivalents

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or any other purposes. The Group considers cash equivalents to be short- term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Thus, an investment normally qualifies as a cash equivalent if it has a short-term maturity, e.g. three months or less, from the date of acquisition.

2.7.1.2.	Accounts receivable from consumers, concessionaires and permittees

This covers accounts receivable from (i) energy supply and use of network, billed and not billed, the latter of which is estimated, (ii) services rendered, late-payment increases, among others; (iii) sale of energy to concessionaires, permittees and free consumers; (iv) energy traded through the Electric Energy Commercialization Chamber - CCEE; and (v) availability of the electric energy transmission network, until the balance sheet closing date, recorded on an accrual basis.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.7.	Financial instruments - Initial recognition and subsequent measurement—Continued

2.7.1.	Financial assets—Continued

2.7.1.2.	Accounts receivable from consumers, concessionaires and permittees—Continued

These are considered financial assets classified as loans and receivables.

2.7.1.3.	Allowance for doubtful accounts

The allowance for doubtful accounts is established considering receivables from residential consumers in default for more than 90 days, commercial consumers in default for more than 180 days, and industrial, rural, public sector, public lighting and public services in default for more than 360 days, based on a detailed analysis in connection with significant defaulters. This is recognised in an amount considered sufficient by the Group’s management to cover probable losses on credits recorded by the Company’s subsidiaries.

2.7.2.	Impairment of financial assets

The Group assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event’”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.7.	Financial instruments - Initial recognition and subsequent measurement—Continued

2.7.3.	Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are initially recognised at fair value and in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, debentures and derivative financial instruments. The Group has not designated any financial liabilities at fair value through profit or loss.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Held for trading

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not qualify for hedge accounting as defined by IAS 39, unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in the income statement.

Loans, borrowings and debentures

After initial recognition, interest bearing loans and borrowings and debentures are subsequently measured at amortized cost using the effective interest rate method.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.7.	Financial instruments - Initial recognition and subsequent measurement—Continued

2.7.3.	Financial liabilities—Continued

Subsequent measurement—Continued

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the effective interest rate method during the amortisation process. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included as finance costs in the income statement.

Derecognition (write-off) of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

2.7.4.	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to set off the recognised amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.7.5.	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.7.	Financial instruments - Initial recognition and subsequent measurement—Continued

2.7.5.	Fair value of financial instruments—Continued

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

2.8.	Derivative financial instruments

Endesa Group has derivative financial instruments represented by swap contracts, aiming at partially protecting its exposure to the CDI rate arising from debentures issued by Ampla Energia and COELCE, and to exchange rate variation on CGTF’s loans and financing pegged to the US dollar. Derivative financial instruments are classified as cash flow hedge and are recognised at fair value. Gains or losses on the effective portion of these swaps are recognised directly in equity, under other comprehensive income. Note 20 include more detailed information on the derivative financial instruments entered into by the Company’s subsidiaries.

Endesa Group does not have derivative contracts for commercial and speculative purposes.

2.9.	Indemnification assets (Concession)

On January 11, 2013, Law No. 12,783 was enacted to make definitive the Provisional Measure No. 579 of September 11, 2012, which provides for the extension and bidding procedure for the concessions of generation, transmission and distribution of electric energy, reduction of sector charges, tariff structure and makes other provisions.

As from the publication of Law No. 12,783, the concessions of electric energy distribution covered by article 22 of Law No. 9,074 of July 7, 1995 may be extended, at the concession authority’s discretion, only once, for 30 years at most.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.9.	Indemnification assets (Concession)

Additionally, Law No. 12,783 sets forth that the Government, as the concession authority, uses the New Replacement Value (“VNR”) to determine the indemnification of the investment amount of reversible assets not yet amortized or not depreciated, adopting the database of the Empresa de Pesquisa Energética (EPE) and the price base approved by ANEEL.

This new event caused a significant change in the criteria to be considered in the valuation and classification of reversible assets not yet amortized or depreciated at the end of the concession period.

Previously, the Company adopted the net book value (historical cost) as the method for calculating the indemnification amount and, accordingly, as the calculation basis for the effects of adopting IFRIC 12 - Services Concession Arrangements. This financial asset, represented by the indemnification amount of Ampla Energia and COELCE, was classified as “loans and receivables” and as a result of the enactment of Law No. 12,783, this financial instrument is now classified as “available-for-sale”.

Considering the prospective nature of the mentioned matter, arising from the new position of the regulatory body imposed by Law No. 12,783, the Company’s management recalculated the indemnification asset of Ampla Energia and COELCE considering the VNR of the assets at the end of the concession, and the consolidated impact disclosed in the financial revenue amounted to R$ 487,517 (Ampla Energia - R$ 307,410 and COELCE - R$ 180,107).

2.10.	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly. Repair and maintenance costs are recognised in profit or loss as incurred.

Accumulated depreciation is calculated at rates which take into consideration the effective useful lives of the assets.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.11.	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is reflected in profit and loss in the period in which the expenditure is incurred.

This includes the right to use the infrastructure built or acquired by the operator, or provided by the granting authority to be used as part of the electric energy service concession arrangement (right to charge consumers for the utility service provided thereby), in accordance with IAS 38 - Intangible Assets (“IAS 38”) and IFRIC 12.

This is recognised at acquisition cost, less accumulated amortisation and impairment, as applicable.

The fiscal benefit originated by the goodwill recorded in the balance sheet of subsidiary Investluz S.A. economically grounded on expected statements of operations over the concession exploration period of subsidiary COELCE, and stems from the acquisition of the concession right granted by the Government. The fiscal benefit is amortized based on the concession arrangement, monthly proportional to its profitability projected through December 31, 2027.

Intangible assets separately acquired are recognised at cost, less accumulated amortisation and accumulated impairment. Amortisation is recognised under the straight-line method over the estimated useful life of the intangible asset. The estimated useful life and the amortisation method are reviewed at the end of each reporting period, and the effect of any changes in estimates is recorded on a prospective basis.

2.12.	Impairment of non-financial assets

The Endesa Group’s management annually reviews net book value of its assets so as to assess events or changes in economic, operating or technological circumstances which may indicate deterioration or impairment. When such evidence is identified and net book value exceeds recoverable amount, a provision for impairment is set up by adjusting net book value to recoverable value.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.12.	Impairment of non-financial assets—Continued

Recoverable amount of an asset item or of a cash-generating unit is defined as the higher of value in use and fair value less cost to sell. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s cash-generating unit’s to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

In estimating value in use of an asset item, estimated future cash flows are discounted to present value at a pre-tax discount rate reflecting the weighted average capital cost for the industry in which the cash generating unit operates. For the years ended December 31, 2012, 2011 and 2010, the Company did not have to record impairment loss.

2.13.	Provisions

General

Provisions are recognised when the Group has present (legal or not formalized) obligations as result of a past event, and it is likely that economic benefits are required to settle said obligations, and they can be reliably estimated. When the Group expects that the amount of one provision will be reimbursed, whether totally or partially, due to, for instance, an insurance contract, this reimbursement is separately recognised as an asset, but only when this reimbursement is virtually certain.

Expenses related to any provisions are presented in profit or loss, net of any reimbursements.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.13.	Provisions—Continued

Provisions for tax, civil and labor risks

The Group is part to various legal and administrative proceedings. Provisions are set up for all contingencies referring to legal proceedings, the settlement of which is likely to require an outflow of funds, and that can be reliably estimated. Assessment of the likelihood of loss includes the evaluation of evidence available, hierarchy of laws and jurisdiction, the latest court decisions and their relevance in the legal realm, as well as evaluation of the Group’s legal counsel. Provisions are reviewed and adjusted to consider changes in circumstances such as applicable limitation period, conclusion of tax inspections or additional exposures found based in new legal issues or court decisions.

2.14.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Note 27 include more detailed information on the treasury share transactions.

2.15.	Taxation

2.15.1.	Income and social contribution taxes - Current

Current income and social contribution tax expenses are calculated in accordance with the tax legislation in force at financial statements date in the countries where the Company’s subsidiaries operate and generate taxable profit. From time to time, the Group’s management assesses the decisions made in relation to tax matters subject to interpretation and recognizes a provision when it is expected that income and social contribution taxes will be paid in accordance with the tax basis.

To calculate income and social contribution taxes, the Company and its subsidiaries use the Transition Tax Regime (RTT), therefore not considering the effects arising from changes introduced by Law No. 11,638 of December 28, 2007, and Law No. 11,941 of May 27, 2009.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.15.	Taxation—Continued

2.15.1.	Income and social contribution taxes - Current—Continued

The subsidiaries COELCE and CGTF have tax incentives, such as a 75% decrease in income tax and non-refundable additions, calculated on exploitation profit, referring to their distribution activities up to 2013 for CGTF. The amounts corresponding to decrease in income tax are recorded as decrease of the corresponding tax expenses in profit or loss for the year and then transferred to equity under “Tax incentive reserve” in Income reserve.

Current income and social contribution taxes related to items directly recognised in equity are recognised under equity. From time to time, the Company’s management assesses the tax position requiring interpretation and sets up provision where appropriate.

2.15.2.	Deferred taxes

Deferred tax assets attributable to temporary differences, income and social contribution losses are recorded for future realization, based on income projections prepared by the Group’s management.

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

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.15.	Taxation—Continued

2.15.2.	Deferred taxes—Continued

Current and deferred taxes are recognised in profit or loss, except when they correspond to items recorded under other comprehensive income, or directly in equity, when current and deferred taxes are also recognised under other comprehensive income or directly in equity, respectively.

2.16.	Regulatory charges

Since Ampla Energia, CDSA, CIEN, CGTF and COELCE, subsidiaries of Endesa Brasil, operate in regulated segments, they are charged amounts as payment of regulatory charges, as follows:

2.16.1.	Global Reversion Reserve (RGR)

This refers to provision of amounts to be paid to Centrais Elétricas Brasileiras S.A. - Eletrobras, calculated based on 2.5% on PPE (as defined by ANEEL), limited to 3% of gross operating revenue from electric energy. The amounts are regulated on an annual basis, by means of decisions handed down by ANEEL’s Financial Supervisory Authority (SFF). As from January, 2013, through the provisions of Provisional Measure No. 579, of September 11, 2012, which became Law No. 12,783, of January 11, 2013, these amounts should no longer be passed on by the electric distribution concessionaires.

2.16.2.	Fuel Consumption Account (CCC)

The portion of the tariff revenue paid by distribution companies in the interconnected system, for two purposes: payment of expenses with fuel used in thermal plants that are powered to cover hydrologic uncertainties; and subsidy of part of expenses with fuel in isolated systems to enable that electric tariffs in such locations have levels similar to those adopted in interconnected systems.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.16.	Regulatory charges—Continued

2.16.3.	Energy Development Account (CDE)

The objective is to foster the energy development in the Brazilian States and competitiveness of the energy produced from alternative sources, in areas covered by interconnected systems, enabling the universal use of the electric energy services. The amounts payable are also defined by ANEEL.

2.16.4.	Energy Efficiency Programs (PEE) - Research and Development (P&D) - National Scientific and Technological Development Fund (FNDCT) and Energy Efficiency Company (EPE)

These refer to reinvestment programs required by ANEEL for electric energy distribution companies, whereby 1% of net regulatory operating revenue (Regulatory ROL) must be annually allocated to such funds.

2.16.5.	Public Electric Energy Service Inspection Fee (TFSEE)

The inspection fees charged on distribution of electric energy are differentiated and proportional to the services offered, calculated annually by ANEEL, considering the economic value added by the concession operator.

2.16.6.	System Service Charges (ESS)

This represents the cost incurred to maintain the reliability and stability of the National Interconnected System to meet energy consumption demand in Brazil. This cost is calculated by CCEE on a monthly basis, and paid by agents of the consumption category to generating agents.

2.16.7.	Financial compensation for use of water resources (CFURH)

This corresponds to a percentage that concessionaires and companies authorized to produce energy for hydroelectric generation pay for the use of water resources, calculated by the value of energy produced.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.17.	Other current and non-current assets and liabilities

These are stated at realization values (assets) and at known or determinable amounts increased, where applicable, by the corresponding charges and monetary restatements incurred (liabilities).

2.18.	Profit sharing

The Endesa Group recognizes a liability and a profit sharing expense from a formula that considers attainment of operating goals and specific objectives, established and approved at the beginning of each year. This amount is paid at the end of March following the year-end.

2.19.	Payment of dividends

The dividend recognition policy is in line with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), which determine that proposed dividends be paid and be grounded on statutory obligations, recorded as current liabilities.

The Group’s articles of incorporation establish that at least 25% of annual net income (except for the subsidiary CGTF - 2%) be paid for purposes of dividends, after allocation of the legal reserve.

As such, at the closing of the year and after the proper legal allocations have been made, the Group records the provision corresponding to the minimum mandatory dividends not yet paid in the year, whereas proposed dividends exceeding the minimum mandatory dividends are stated as “proposed payment of additional dividends” in equity.

2.20.	Retirement and other post-employment benefits

The Endesa Group sponsors defined benefit pension plans to certain employees, in addition to post-employment health care, which require that contributions be made to funds administered separately from the subsidiaries’ own funds.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.20.	Retirement and other post-employment benefits—Continued

Obligations relating to pension and other retirement plans are accrued for based on actuarial calculation prepared annually by an independent actuary, using the projected unit credit method, net of collateral plan assets, where applicable, and corresponding costs are recognised over the employees’ vesting period, in compliance with IAS 19 - Employee Benefits (“IAS 19”). The projected unit credit method considers each service period as being a taxable event of an additional benefit unit, accumulated for calculation of the total obligation. Other actuarial assumptions are also used, such as biological and economic hypotheses, historical data on expenses incurred and employee contributions.

Actuarial gains and losses generated by adjustments and changes in actuarial assumptions of pension and other retirement benefit plans are posted to other comprehensive income, in conformity with IAS 19, based on actuarial calculations prepared by the independent actuary, as detailed in Note 29.

2.21.	Statement of cash flows

The statement of cash flows were prepared and are presented in accordance with IAS 7 – Statement of Cash Flows (“IAS 7”).

2.22.	New pronouncements/amendment not yet in effect on December 31, 2012

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

•

IAS 19 - Employee Benefits (Revised) (“IAS 19”). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.22.	New pronouncements/amendment not yet in effect on December 31, 2012—Continued

•

IAS 28 - Investments in Associates and Joint Ventures (as revised in 2011). As a consequence of the new IFRS 11 - Joint Arrangements, and IFRS 12 - Disclosure of Interests in Other Entities, IAS 28 - Investments in Associates, has been renamed IAS 28 - Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after 1 January 2013.

•

IAS 32 - Offsetting Financial Assets and Financial Liabilities. Amendments to IAS 32. These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or performance and become effective for annual periods beginning on or after 1 January 2014.

•

IFRS 7 - Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 - Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Group’s financial position or performance and become effective for annual periods beginning on or after 1 January 2013.

•

IFRS 9 - Financial Instruments: Classification and Measurement. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.22.	New pronouncements/amendment not yet in effect on December 31, 2012—Continued

The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

•

IFRS 10 - Consolidated Financial Statements, IAS 27 - Separate Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation - Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any impact on the currently held investments of the Group. This standard becomes effective for annual periods beginning on or after 1 January 2013.

•

IFRS 11 - Joint Arrangements. IFRS 11 replaces IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly-controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. This standard becomes effective for annual periods beginning on or after 1 January 2013, and is to be applied retrospectively for joint arrangements held at the date of initial application.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

2.	Significant accounting policies—Continued

2.22.	New pronouncements/amendment not yet in effect on December 31, 2012—Continued

•

IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 includes all of the disclosures that were previously in IAS 27 - related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on the Group’s financial position or performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

•

IFRS 13 - Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have on the financial position and performance, but based on the preliminary analyses, no material impact is expected. This standard becomes effective for annual periods beginning on or after 1 January 2013.

There are no other standards and interpretations issued and not yet adopted that, in management’s opinion, could significantly impact statements of operations or equity disclosed by the Company.

3.	Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities, as of the financial statements date.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

3.	Significant accounting judgments, estimates and assumptions—Continued

Estimates and assumptions

Significant assumptions regarding the sources of uncertainty of future estimates and other significant estimate-related sources of uncertainty as of the consolidated statement of financial position date, involving significant risk of future adjustments in the book value of assets and liabilities for the following financial year are discussed below.

Impairment of financial assets

Impairment occurs when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of the fair value less sale costs and the value in use. The calculation of fair value less costs of sales is based on the information available of sales transactions of similar assets or market prices less additional costs to sell the asset. The calculation of the value in use considers the discounted cash flow model. Cash flows derive from a budget prepared for the following five years and do not include reorganization activities not yet engaged by the Group or significant future investments that will improve the base of assets of the cash generating unit subject to testing. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, to receipts of expected future cash and to the growth rate adopted for extrapolation purposes.

Provisions for tax, civil and labor risks

The Group recognizes provision for tax, civil and labor contingencies. Assessment of the likelihood of loss includes an evaluation of available evidence, hierarchy of laws, available case laws, most recent court rulings and their relevance in the legal system, as well as the legal counsel’s opinion. The provisions are reviewed and adjusted to take into consideration changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court rulings.

Allowance for doubtful accounts

An allowance for doubtful accounts is set up in an amount considered sufficient by Management to cover any losses on realization of receivables, considering historical losses and an individual assessment of accounts receivable subject to realization risks.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

3.	Significant accounting judgments, estimates and assumptions

Estimates and assumptions—Continued

Allowance for doubtful accounts—Continued

The allowance is set up based on receivables from residential consumers overdue for more than 90 days, commercial consumers overdue for more than 180 days, industrial, rural, government entities, public lighting and utilities overdue for more than 360 days, also considering in-depth analyses for customers with significant debts.

Taxes

There are uncertainties regarding the interpretation of complex tax regulation as well as the amount and period of future taxable profit. Given the long-term nature and complexity of existing contractual arrangements, differences between actual results and assumptions adopted, or future changes to such assumptions could require future adjustments to the previously recorded tax income and expenses. The Group sets up provisions based on applicable estimates for possible consequences of audits by tax authorities of the jurisdictions in which it operates. The provision amounts are based on various factors, such as experience from prior tax audits and divergent interpretations of tax regulations by the taxable entity and the tax authority in charge. Such divergent interpretations could arise from a wide range of issues, depending on the conditions prevailing in the domicile of the Company and its subsidiaries.

Deferred income tax is recognised for all unused tax losses and temporary differences to the extent that it is probable that taxable profit will be available to enable use of the referred to losses and temporary differences.

Management is required to make significant judgment to determine the deferred income tax amount to be recognised, based on the probable term and level of future taxable profit, together with future tax planning strategies.

Post-employment benefits

The cost of pension plans with defined benefit and other retirement benefits, and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation involves use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in retirement and pension benefits.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

3.	Significant accounting judgments, estimates and assumptions
--Continued

Estimates and assumptions--Continued

Post-employment benefits--Continued

The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each financial statement date. For more details on the assumptions used, see Note 29.

Unbilled revenue

The calculation of unbilled revenue is based on the number of days not billed in the month, the estimated amount of energy delivered during those days and the estimated average price per customer class for that month. Differences between actual and estimated unbilled revenue are usually immaterial.

4.	Cash and cash equivalents

	12/31/2012	12/31/2011

Cash and checking accounts	124,035	29,083
Short-term investments	690,770	351,825

Total cash and cash equivalents	814,805	380,908

The excess cash of the Company and its subsidiaries is invested on a conservative basis in low-risk financial assets, and the main financial instruments are represented by CDBs (Bank Deposit Certificates) and purchase and sales commitments. They are highly liquid investments, immediately convertible into available funds, in accordance with the cash needs of the Company and its subsidiaries. Short-term investments of the Company and its subsidiaries earn interest compatible with the CDI variations.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

4.	Cash and cash equivalents--Continued

At December 31, 2012 and 2011, the breakdown of short-term investment is as follows:

	12/31/2012	12/31/2011

Direct investments
Bank Deposit Certificate - CDB	131,874	46,821
Purchase and sales commitments	83,602	97,636

Total direct investments	215,476	144,457

Exclusive funds
Bank Deposit Certificate - CDB	299,367	84.249
Purchase and sales commitments	175,927	123,119

Total exclusive funds	475,294	207,368

Total short-term investments	690,770	351,825

Short-term investments may be redeemed at any time, with possibility of immediate conversion into a known cash amount with an insignificant risk of change in value. Given the nature and characteristics of short-term investments, they are recognised at fair value against profit and loss.

5.	Marketable securities

	12/31/2012	12/31/2011

Investment funds	24,894	14,217

Total investment funds	24,894	14,217

Exclusive funds
Public securities	379,654	146,423
Investment fund quotas	165,829	451,963
Other	43,557	6,248

Total exclusive investment funds	589,040	604,634

Argentine Republic Bonds	1,216	2,233

Total marketable securities	615,150	621,084

The Company and its subsidiaries invest their excess cash in fixed and floating-rate securities through exclusive investment funds, in addition to other traditional fixed-rate instruments with low risk and high liquidity. These investments have maturities exceeding 90 days but not exceeding one year are classified as marketable securities.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

6.	Consumers, concessionaires and permittees, net

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance

		Overdue until	Overdue for more than	Total
	Maturing	90 days	90 days	12/31/2012	12/31/2011

Current
Consumer class:
Residential	183,552	138,019	65,921	387,492	338,382
Industrial	53,969	11,616	14,665	80,250	74,564
Commercial	75,888	33,535	31,252	140,675	131,414
Rural	27,825	9,854	5,636	43,315	47,542
Government	59,612	29,796	32,182	121,590	166,603
Public service	12,644	1,009	506	14,159	17,227
Resale	4,966	-	-	4,966	4,339

Subtotal	418,456	223,829	150,162	792,447	780,071

Unbilled revenue (f)	308,424	-	-	308,424	249,383
Free consumers	40,024	-	3,906	43,930	37,836
Electric Energy Trade Chamber - CCEE (c)	77,674	-	10,354	88,028	42,260
Installment payment of debts	17,059	-	-	17,059	21,594
Energy auction -CCEAR	12,823	-	2,048	14,871	13,399
Emergency charges	-	-	2,473	2,473	2,475
Companhia Energética de Goiás - CELG (b)	136	-	-	136	65,000
Receivables from clients questioned in court (d)	-	-	63,303	63,303	61,215
Furnas Centrais Elétricas S.A. (g)	1,163	-	1,342	2,505	2,483
Tractebel Energia S.A. (g)	682	-	1,343	2,025	1,518
Other	30,292	28,450	1,546	60,288	40,853

Subtotal	906,733	252,279	236,477	1,395,488	1,318,087

Allowance for doubtful accounts (a)	-	-	-	(199,584)	(194,586)

Total current assets	906,733	252,279	236,477	1,195,904	1,123,501

Non-current assets

Furnas Centrais Elétricas S.A. (g)	-	-	126,955	126,955	126,955
Tractebel Energia S.A. (g)	-	-	69,429	69,429	69,429
Sale within Electric Energy Trade Chamber - CCEE (c)	-	-	15,289	15,289	15,289
Installment payment of debts (e)	86,100	-	-	86,100	85,047
Companhia Energética de Goiás - CELG (b)	-	-	-	-	60,375

Subtotal	86,100	-	211,673	297,773	357,095

Allowance for doubtful accounts (a)	-	-	-	(247,265)	(252,598)

Total non-current assets	86,100	-	211,673	50,508	104,497

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

6.	Consumers, concessionaires and permittees, net--Continued

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance--Continued

Changes in allowance for doubtful accounts are as follows:

Balance at December 31, 2010 (Unaudited)	(457,020)

(Additions)	(162,125)
Foreign exchange variation	24,165
Write-offs	147,796

Balance at December 31, 2011	(447,184)

(Additions)	(104,137)
Write-offs	104,472

Balance at December 31, 2012	(446,849)

Current	199,584
Non-current	247,265

An allowance for doubtful accounts was set up based on criteria established by regulatory legislation and analysis of specific risks of losing the overdue amounts, legal matters and application of a percentage on installment payment of debts. The amount is considered sufficient by the subsidiaries’ management to cover any losses on realization of the receivables.

b)	Companhia Energética de Goiás - CELG

At December 31, 2011, the subsidiary CDSA had accounts receivable from Companhia Energética de Goiás - CELG in the amount of R$ 125,375, of which R$ 65,000 was received in May 2012 and R$ 65,060 in December 2012.

c)	Trade within the Electric Energy Trade Chamber - CCEE

The accounts receivable balance, recorded in current assets, refers basically to the sale of energy carried out in the financial settlement within CCEE, which were made in an arm’s length condition at the time of the negotiation. At December 31, 2012, the subsidiaries Ampla Energia, CGTF, CDSA and COELCE had the amounts of R$ 10,354, R$ 29,862, R$ 16,097, R$ 31,715, respectively, recorded in accounts receivable, totaling R$ 88,028 (R$ 42,260 in 2011).

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

6.	Consumers, concessionaires and permittees, net--Continued

c)	Trade within the Electric Energy Trade Chamber (CCEE)--Continued

The breakdown of balances recorded in non-current assets is as follows:

	12/31/2012	12/31/2011

Amount challenged in court - Preliminary injunctions (*)	12,917	12,917
Amounts with suspended collection (**)	2,372	2,372

Total	15,289	15,289

(*)	The amount of R$ 12,917 continues outstanding due to the preliminary injunctions for suspension of payment on the dates scheduled for financial settlement of the transactions within CCEE.

(**)	The amount of R$ 2,372 refers to the sale of energy carried out in the special financial settlement of AES SUL (R$ 2,031) and DFESA (R$ 341) within CCEE, which receipt is still pending.

Management of the subsidiary COELCE did not record allowance for doubtful accounts for understanding that the amounts will be fully received, whether from debtors who are questioning the credits in court or from other companies that could be indicated by CCEE.

d)	Receivables from clients questioned in court

At December 31, 2012, the subsidiary COELCE had recorded the amount of R$ 63,303 (R$ 61,215 in 2011) related to receivables from clients questioned in court. This amount includes R$ 26,774 (R$ 21,762 in 2011) regarding receivables from various consumers who question the legality and claim refund of amounts arising from electric energy rate increases that took place during effectiveness of the “Cruzado” Economic Plan.

These consumers were granted the right to offset the claimed credits against electricity bills, by means of lawsuits, but the merits of the case are not considered unappealable. COELCE records an allowance for doubtful accounts of R$ 52,812 at December 31, 2012 (R$ 47,416 in 2011), deemed sufficient to cover any losses in connection with such lawsuits.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

6.	Consumers, concessionaires and permittees, net--Continued

e)	Installment payment of debts

Installment payment of debts corresponds to agreements signed between the Company and their clients referring to renegotiation of electricity bills in arrears. These amounts are included in electricity bills, increased by fine and 1% interest per month, calculated on a pro rata daily basis and monetarily restated based on the General Market Price Index (IGPM) variation. After the amount payable in installments is restated, the first installment, if applicable, is deducted, and the interest agreed in the negotiation is applied, not exceeding 1.8% per month.

f)	Unbilled revenue

At December 31, 2012 the Company has recorded in Accounts receivable a total balance of unbilled revenue of R$ 308,424 (R$ 249,383 in 2011).

g)	Furnas Centrais Elétricas S.A. (“Furnas”) and Tractebel Energia S.A. (“Tractebel”)

At December 31, 2012, the subsidiary CIEN records accounts receivable from Furnas and Tractebel, respectively in the amounts of R$ 129,955 and R$ 69,429 (R$ 129,438 and R$ 70,947, respectively, in 2011) corresponding to the billing of firm capacity and associated energy charges, which were not paid in previous years. Based on the best estimate of receiving the amounts involved, the Company records an allowance for doubtful accounts in the total amount of R$ 196,384. The remaining accounts receivable balance from Furnas and Tractebel recorded in the current asset in the total amount of R$ 4,530, refers to billing arising from subsidiary CIEN’s new activity, when treated as a transmission company.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

7.	Low income consumers

Law No. 10,438, of April 26, 2002, established guidelines for classification into the low income residential category of the consumer unit with monthly consumption lower than 80kWh. Decree No. 4336, of August 15, 2002 broadened these classification rules for consumer units with monthly consumption between 80 and 220 KWh, also according to provisions established by Law No. 10,438/02.

With the enactment of Law No. 12,212/2010, regulated by ANEEL Rulings No. 407/2010 and No. 414/2010, the new criteria for receipt of the Social Electric Energy Tariff by low income consumers were established. According to the new regulations, there are no other classification criteria by consumption, and the low income subsidy may only be granted to consumers registered with Federal Government Social Programs, including Indian and quilombola (African slave descendant) communities, which are entitled to 100% discount for the first 50 kWh used, or consumers who receive the Continued Provision Benefit (BPC).

Based on ANEEL Rulings No. 407/2010 and No. 414/2010, Eletrobras will transfer to distribution companies the subsidy amount on a monthly basis, to adjust the discounts granted to low income consumers classified under the criteria of the former Rulings No. 246/2002 and 485/2004, arising from the Energy Development Account (CDE). Considering the criteria set out by the mentioned rulings and the schedule for registration of clients entitled to the benefit, the consolidated balance receivable at December 31, 2012 totals R$ 65,043 (R$ 48,708 in 2011).

This subsidy is calculated on a monthly basis by the distribution company and submitted to ANEEL for approval and validation through Decision, after which the transfer occurs.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

8.	Taxes recoverable

	12/31/2012	12/31/2011

Income and social contribution tax recoverable (a)	90,645	105,403
ICMS (b)	171,196	201,477
PIS and COFINS ( c )	65,789	82,416
Other taxes	10,799	9,893

	338,429	399,189

Current	175,322	218,191
Non-current	163,107	180,998

a)	The income tax recoverable balance refers to withholding income tax (IRRF) on short-term investments, government agency retentions (Law No. 9,430/96) and prepaid income tax balance referring to calendar years 2006 to 2009. The social contribution tax recoverable balance refers to prepaid social contribution tax on net income referring to calendar years 2006 and 2007, in addition to government agency retentions, pursuant to Law No. 9,430/96.

b)	This refers to credits arising from capital expenditures (according to concept established by tax legislation), which are subject to monthly offset at the rate of 1/48ths.

c)	The amounts classified under PIS and COFINS recoverable from subsidiary Ampla Energia in the total amount of R$ 31,845 (R$ 53,696 in 2011) refer to PIS and COFINS computed on the previous sixth-month billings, supported by a court decision in rem judicatam, whereby Decree-Laws Nos. 2.445/88 and 2,449/88 were declared unconstitutional and the right to refund corresponding to the difference between the amounts paid grounded on said Decrees and those due in accordance with Supplementary Law No. 7/70 was recognised. Additionally, Ampla Energia has PIS and COFINS withholdings from government agencies.

PIS and COFINS amounts recoverable refer to subsidiary CIEN, totaling R$ 25,511 at December 31, 2012 (R$ 20,816 in 2011), and they are related particularly to PIS and COFINS overpayments made in previous years in relation to the amounts effectively due in the ordinary course of its operations. As a consequence, CIEN filed a claim for offsetting taxes overpaid and currently awaits approval thereof by the Brazilian IRS in order to set these amounts off.

The other amounts of PIS and COFINS recoverable refer to the subsidiaries COELCE, CGTF, CDSA and Prátil, respectively of R$ 2,635, R$ 3,604, R$ 1,839 and R$ 355.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

9.	Guarantees and judicial deposits

		12/31/2012		12/31/2011
Institution	Type of investment	Current	Non- current	Current	Non- current

BNB FI short term	Investment fund	-	-	-	54
Bradesco premium	Investment fund	-	8,027	-	37,770
Itaú-Unibanco pension plan	Investment fund	-	-	-	39
Itaú-Unibanco Top DI	Investment fund	49,336	-	53,426	-
Bradesco	CDB	-	104	-	3,980
Itaú	CDB	-	575	-	821
Banco do Brasil	CDB	-	9,004	-	10,999
BNB	CDB	-	18,804	-	17,359
Banco do Brasil	US Treasury Security	-	4,442	-	-
Banco Itaú BBA	Time Deposit	-	24,521	-	22,151
Caixa Econômica Federal	Guarantee	320	-	320	-
Other		-	20	-	20

Total		49,656	65,497	53,746	93,193

At December 31, 2012 the balances of guarantees and judicial deposits recorded in subsidiaries Ampla Energia and COELCE, of R$ 36,049 and R$ 54,583 (R$ 50,122 and R$ 74,666, respectively, in 2011) are basically related to the investment of amounts linked to electric energy purchase agreements, contractual retentions from service providers and financing agreement collateral.

Additionally, subsidiary CGTF, as set forth by the loan and financing agreement entered into with IFC (see Note 18), undertakes to maintain part of its cash for amortisation of the debt in half-yearly periods. This investment is linked to a time deposit transaction in Banco Itaú BBA, pegged to the US dollar, which amounts to R$ 24,521 at December 31, 2012 (R$ 22,151 in 2011).

10.	Escrow deposits

	12/31/2012	12/31/2011

Labor	132,901	134,608
Civil	51,614	55,934
Tax	115,960	102,615

Total	300,475	293,157

See Note 25 for a description of provisions requiring escrow deposits.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

11.	Deferred taxes

Endesa Group records deferred tax credits and assets and liabilities on temporary differences, as follows:

	Income tax		Social contribution		Total
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Assets
Tax loss	-	-	-	-	-	-
Provision for tax, civil and labor risks	124,290	123,041	44,745	44,294	169,035	167,335
Allowance for doubtful accounts	118,402	119,779	42,625	43,121	161,027	162,900
Provision for inventory obsolescence	214	1,040	76	374	290	1,414
Derecognition of regulatory asset	21,667	25,463	7,801	9,167	29,468	34,630
Post-employment benefit obligations	144,591	141,722	52,053	51,015	196,644	192,737
Provision for ARCE fine	12,745	1,520	4,588	547	17,333	2,067
Interest on construction in progress	9,633	9,633	-	-	9,633	9,633
Reversal of exchange variation on property, plant and equipment	48,027	48,027	17,290	17,290	65,317	65,317
Other	49,488	32,895	17,797	17,223	67,285	50,118

Total	529,057	503,120	186,975	183,031	716,032	686,151

Liabilities

Special (CME) and supplementary (CMC) monetary restatement	911	1,088	1,687	1,923	2,598	3,011
Derecognition of regulatory liability	96,902	54,270	32,550	14,596	129,452	68,866
Indemnification assets (concession)	127.407	8,136	46.412	2,536	173,819	10,672
Unrealised foreign exchange variation	7,315	2,643	2,633	951	9,948	3,594
Deferred tax liability - swap	280	280	105	105	385	385
Deemed cost	60,816	60,816	21,894	21,894	82,710	82,710

Total	293,631	127,233	105,281	42,005	398,912	169,238

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

11.	Deferred taxes--Continued

Changes in the deferred tax balances are shown below:

	Assets	Liabilities

Balances at December 31, 2010 (Unaudited)	667,757	154,001
Additions (reversals) - profit or loss for the year - IR/CSLL	(18,440)	48,456
Additions - comprehensive income	69,952	-
Write-off of deferred tax not realizable	(4,116)	-
Realization	(29,002)	(33,219)

Balances at December 31, 2011	686,151	169,238
Addition - profit or loss for the year - IR/CSLL	79,535	245,500
(Reduction) - profit or loss for the year	(54,057)	(15,826)
Additions - comprehensive income	4,729	-
Write-off of deferred tax not realizable	(326)	-

Balances at December 31, 2012	716,032	398,912

Technical feasibility studies indicate the recovery of deferred income and social contribution tax assets in accordance to the parameters defined by the standard IAS 12 – Income Taxes (“IAS 12”), which correspond to Management’s best estimate regarding the recovery of such assets. Management’s expectancy of recovery of the deferred tax assets is shown below:

	Amount to be realized

Year of realization	12/31/2012	12/31/2011
2012	-	97,640
2013	109,401	88,294
2014	95,076	71,801
2015	79,060	106,470
2016	94,732	50,797
2017 to 2019	171,317	116,990
2020 to 2022	166,446	154,159

Total	716,032	686,151

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

11.	Deferred taxes--Continued

Since the income and social contribution taxable base originates not only from income that could be generated but also from the existence of non-taxable revenue, non-deductible expenses, tax incentives and other variables, there is no direct correlation between net income and the income and social contribution tax income or expenses. As such, expected use of tax credits should not be the only indication of the Endesa Group’s future income.

As from 2001, with establishment of the Tax Recovery Program (REFIS), the subsidiary CDSA now determines income and social contribution taxes whereby taxable profit is computed as a percentage of gross revenue.

The deferred tax assets in the subsidiary CDSA in the amount of R$ 9,633 are recorded on remuneration of third party capital applied in construction in progress, which was deferred pursuant to Administrative Rule DNAEE No. 250/85, transferred from CELG upon the split-off that gave origin to the subsidiary CDSA.

The deferred income tax balance was maintained in assets based on future positive income projections prepared by CDSA management, which could, as from the end of the REFIS, estimated for 2015, be deducted from the taxable profit calculation in future years, by amounts sufficient to ensure realization of such assets.

The deferred tax liabilities in the subsidiary CDSA was recorded on the value of the effect of the deemed cost of fixed assets in CDSA, in the amount of R$ 82,710. The liabilities balance will be settled as from 2016, when the taxable profit of the subsidiary CDSA will be calculated based on accounting records with the end of the REFIS program.

12.	Tax credit from merger

Tax credit arises from the merger operation conducted by COELCE with its parent company Distriluz Energia Elétrica S.A. (at that time), approved at the Special General Meeting of September 27, 1999, grounded on future income during the concession period, and is realized over the period between the merger and December 31, 2027, on a monthly basis, proportionally to projected profitability, as per ANEEL Resolution No. 269, of September 15, 1999.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

12.	Tax credit from merger --Continued

The accumulated balance will be amortized as follows:

Year	Amortisation factor	Year	Amortisation factor	Year	Amortisation factor

2013	0.03642	2020	0.01958	2027	0.01053
2014	0.03333	2021	0.01792
2015	0.03051	2022	0.01640
2016	0.02792	2023	0.01501
2017	0.02555	2024	0.01374
2018	0.02338	2025	0.01257
2019	0.02140	2026	0.01151

On April 26, 2004, ANEEL’s Financial Supervisory Authority issued an Inspection Monitoring Report stating that the capital reserve set up upon merger of Distriluz would not have assets with economic basis as a contra entry and, as such, pursuant to CVM Instruction No. 349/01 (CVM is Securities and Exchange Commission of Brazil), determined that only the portion corresponding to the tax credit resulting from goodwill amortisation should be recorded in equity of COELCE, as it understood that only this portion has economic basis.

Given the conclusion of the understanding with ANEEL, at the Special General Meeting of April 28, 2005, the subsidiary COELCE approved the Board’s proposal of observing the regulatory agency’s recommendations, replacing the share split and redemption mechanism, after the risk of tax and corporate questioning and non-compliance with financial covenants with Financial Institutions have been ruled out, and after approval of the proper accounting adjustments by ANEEL, issued by means of Official Letter No. 584/05, of April 14, 2005. These adjustments were also in compliance with the provisions set out in CVM Instruction No. 319/99, as amended by CVM Instruction No. 349/01.

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

12.	Tax credit from merger --Continued

As a result of the aforementioned adjustments, in April 2005, a provision on unamortized goodwill was set up against capital reserve, in an amount that does not represent a tax credit for the subsidiary COELCE.

Tax credit from the incorporated goodwill	12/31/2012	12/31/2011

Goodwill on acquisition	775,960	775,960
Goodwill amortisation	(530,938)	(500,054)
Provision on goodwill	(429,365)	(429,365)
Reversal of provision on goodwill	267,401	247,018

Tax credit	83,058	93,559

Current	9,609	10,500
Non-current	73,449	83,059

Capital reserve	12/31/2012	12/31/2011

Merged Goodwill	775,960	775,960
(-) Share split and redemption	(125,407)	(125,407)
Provision on goodwill	(429,365)	(429,365)

Balance	221,188	221,188

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

13.	Other receivables

	12/31/2012	12/31/2011

Disposal of assets and rights	1,656	1,641
Health care plan to retirees	5,990	5,389
Collection covenants	32,267	19,414
Consumers – services rendered	61,379	52,600
Expenses to be reimbursed - consumers	3,403	3,583
Expenses to be reimbursed – public lighting	2,796	2,796
Union	5,658	5,658
Services to third parties	5,220	5,606
Services in progress	100,902	55,306
Bounced checks	768	-
Supplier credits	6,039	6,206
Advances to employees	6,399	5,781
Advances to suppliers	12,182	1,426
Resale of material	3,787	-
New business expenses	4,814	1,809
Inventories	2,714	4,501
Prepaid expenses	7,054	5,742
Other	24,972	21,598
Provision for losses on realization of other credits	(26,763)	(31,930)

Total	261,237	167,126

Current	259,374	163,020
Non-current	1,863	4,106

Changes in the allowance for doubtful accounts are as follows:

Balance at December 31, 2010 (Unaudited)	(28,471)
Addition	(3,459)

Balance at December 31, 2011	(31,930)
Reversal	5,167

Balance at December 31, 2012	(26,763)

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

14.	Indemnification assets (concession)

The Distribution Concession Agreements N° 05/96, of December 9, 1996, and N° 01/98 - ANEEL, of May 13, 1998, as amended, entered into between the Federal Government (Concession Provider - Grantor) and Ampla Energia and COELCE (Concession Operator - Operator) regulates the public services exploration of electric energy distribution by companies, where:

a)	The agreement establishes the services to be provided by the operator and to whom (consumer class) such services are to be provided;

b)	The agreement establishes performance standards for provision of the public service, in connection with maintenance and improvement of the consumer service quality, and the operator must, upon delivery of the concession, return the infrastructure under the same conditions as when they were received on occasion of execution of the agreements. To comply with such obligations, constant investments are made throughout the concession period; as such, assets used to provide the services may be replaced, whenever necessary, until the end of the concession period;

c)	At the end of the concession period, assets used to provide the services must be reversed to the concession provider by means of payment of an indemnity; and

d)	The price is regulated through a rate mechanism established in the concession agreement, based on a parametric formula (Portions A and B), and the tariff review modes are also defined, which must be sufficient to cover costs, amortisation of investments and remuneration for invested capital.

Based on the characteristics set out in the concession agreement for distribution of electric energy by the companies, management understands that the conditions for application of IFRIC 12, which establish guidance on accounting for concession of public services to private operators, are being observed so as to reflect the electric distribution business, covering the following:

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

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

14.	Indemnification assets (concession)--Continued

The infrastructure received or built from the distribution activity, originally represented by the Company’s fixed and intangible assets, is recovered by means of two cash flows, as follows: (a) partly through consumption of electric energy by consumers (issue of monthly billing of consumed/sold energy measured) over the concession period; and (b) partly as indemnity for reversible assets at the end of the concession period, to be received directly from the Concession Provider or to an entity assigned thereby.

On January 11, 2013, Law No. 12,783 was enacted and, among other provisions, it set forth that the indemnification to be paid by the concession provider for the reversal of assets linked to the public service of energy distribution will be based on unamortized VNR until the end of the concession period.

Considering the prospective nature of said matter, arising from the new position of the regulatory body imposed by Law No. 12,783, the Company’s management recalculated the indemnification assets of Ampla Energia and COELCE considering the VNR of the assets at the end of the concession period. The effect of the updating of calculation at the end of the year ended December 31, 2012 was recorded as financial income in the amount of R$ 307,410 and R$ 180,107 in Ampla Energia and COELCE, respectively.

The change in balances related to indemnification assets (concession) is as follows:

Balance at December 31, 2010 (Unaudited)	527,794

Transfers of intangible assets	213,994
Financial income – indemnification assets	23,728

Balance at December 31, 2011	765,516

Transfers of intangible assets	385,586
Financial income – indemnification assets	487,517

Balance at December 31, 2012	1,638,619

Endesa Brasil S.A.

Notes to the consolidated financial statements - Continued

December 31, 2012 and 2011

(In thousands of Reais, unless otherwise stated)

15.	Property, plant and equipment

		12/31/2012			12/31/2011
	Annual depreciation rates	Historical cost	Accumulated depreciation	Net value	Net value
In use
Transmission	24.69%
Land		1,076	-	1,076	9,029
Buildings		85,192	(44,841)	40,351	33,188
Machinery and equipment		1,213,658	(585,098)	628,560	690,791
Vehicles		1,951	(1,272)	679	386
Furniture and fixtures		557	(173)	384	109
Distribution	4.70%
Furniture and fixtures		65,621	(44,182)	21,439	24,783
Generation	24.67%
Land		2,194	-	2,194	2,194
Reservoirs		241,424	(148,477)	92,947	97,895
Buildings		113,515	(79,078)	34,437	36,920
Machinery and equipment		2,812,056	(1,806,250)	1,005,806	1,103,086
Vehicles		1,358	(1,088)	270	37
Furniture and fixtures		11,759	(9,749)	2,010	2,692

Commercialization	10.00%
Furniture and fixtures		22,243	(12,262)	9,981	11,950

Administration	10.70%
Land		374	-	374	374
Buildings		4,128	(1,376)	2,752	2,927
Machinery and equipment		3,957	(2,123)	1,834	2,110
Vehicles		1,935	(1,346)	589	924
Furniture and fixtures		76,281	(62,626)	13,655	14,069

Total PPE in use		4,659,279	(2,799,941)	1,859,338	2,033,464

In progress
Generation		72,429	-	72,429	45,086
Transmission		35,640	-	35,640	30,257
Distribution		10,532	-	10,532	9,738
Commercialization		5,638	-	5,638	3,686
Administration		23,120	-	23,120	17,254

Total PPE in progress		147,359	-	147,359	106,021

Total property, plant and equipment		4,806,638	(2,799,941)	2,006,697	2,139,485

Endesa Brasil S.A.

Notes to consolidated financial statements

December 31, 2012 and 2011

(in thousands of Reais, unless otherwise stated)

15.	Property, plant and equipment--Continued

Changes in property, plant and equipment in the year are as follows:

	In use			In progress
	Cost	Accumulated depreciation	Net balance	Cost	Total

Balances at December 31, 2010 (Unaudited)	4,592,460	(2,4444,356)	2,148,104	93,177	2,241,281

Transfers	72,468	(42,155)	30,313	(30,313)	-
Additions	1,059	-	1,059	43,178	44,237
Write-offs	(3,436)	2,793	(643)	(21)	(664)
Depreciation	-	(147,297)	(147,297)	-	(147,297)
Effects of changes in foreign exchange rates	2,768	(840)	1,928	-	1,928

Balances at December 31, 2011	4,665,319	(2,631,855)	2,033,464	106,021	2,139,485
			-		-
Transfers	7,692	-	7,692	(7,692)	-
Additions	3	-	3	49,030	49,033
Write-offs	(10,417)	1,736	(8,681)	-	(8,681)
Depreciation	-	(169,824)	(169,824)	-	(169,824)
Effects of changes in foreign exchange rates	(3,318)	2	(3,316)	-	(3,316)

Balances at December 31, 2012	4,659,279	(2,799,941)	1,859,338	147,359	2,006,697

Property, plant and equipment of Endesa Group are comprised by the balances in subsidiaries CGTF, CDSA and CIEN, in accordance with the characteristics of each one of them.

ANEEL Resolution No. 474, of February 7, 2012, established new depreciation rates for assets in use in the electric sector, effective as from January 1, 2012, changing the useful and economic life of assets comprising the Company’s infrastructure.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

15.	Property, plant and equipment--Continued

The impact of the change on the average useful life of the fixed assets of the subsidiaries CIEN, CDSA and CGTF after the adoption of ANEEL Resolution n° 474 is demonstrated below:

	Average useful life

	12/31/2011	Increase (reduction)	12/31/2012

CGTF	24	2	26
CDSA	31	6	37
CIEN	25	2	27

CGTF

The period over which the subsidiary CGTF is authorized to explore the activities described in its articles of incorporation is thirty years, as mentioned in article 5 of ANEEL Resolution n° 433, of October 19, 2001, as from the date thereof. Under this same article, this period may be extended at ANEEL’s discretion and by request of the authorized entity. CGTF’s property and equipment items are not considered reversible assets and, as such, they are not returned to the Federal Government at the end of the concession period.

These items are stated at acquisition or construction cost, less accumulated depreciation, calculated on a straight-line basis, at the rates defined by ANEEL.

Annual depreciation rates

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution ANEEL N° 474/2012 are as follows:

Annual depreciation rates (%)
Generation
Boiler	4.00%
Chimney	4.00%
Thermal cycle equipment	4.55%
Equipment support structure	3.13%
Generator	3.33%
Panel and control desk	3.57%
Reservoir, dam and pipeline	2.00%
Unit substation	3.57%
Power transformer	2.86%
Auxiliary transformer	3.33%
Turbo-generator	4.00%

Administration
General equipment	6.25%
Vehicles	14.29%

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

15.	Property, plant and equipment--Continued

CDSA

CDSA’s property, plant and equipment items are stated at deemed cost, less accumulated depreciation, calculated on a straight-line basis, at the rates defined by ANEEL.

The Company’s management understands that as the subsidiary CDSA is a public service concession operator, at the end of the concession period, non-depreciated assets will be indemnified for the minimum amount at the net book value, by the concession provider, should it not be renewed. Pursuant to articles 63 and 64 of Decree No. 41019, of February 26, 1957, assets and facilities used for electric energy production, transmission and distribution, including sale, are tied to these services, and may not be disassembled, sold or assigned without prior express authorization from the regulating authorities.

Reversal of assets to the Federal Government

Pursuant to sub-clauses two and three of clause eleven of the Concession Agreement No.11/1997, entered into between CDSA and ANEEL on September 12, 1997, upon termination of the final term of the Concession Agreement, assets and facilities related to independent production of electric energy used in hydroelectric plants, will be included as Federal Government’s assets, with indemnity of investments made and not yet amortized, provided that they are authorized and calculated by means of ANEEL audit.

Annual depreciation rates

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution N° 474/2012 are shown below:

Annual depreciation rates (%)
Generation
Barring	4.00%
Generator	4.00%
Panel, control desk	4.55%
Gantry, crane	3.13%
Reservoir, dam, pipeline	3.33%
Compressed air system	3.57%
Fire protection system	2.00%
Cooling system	3.57%
Power transformer	2.86%
Auxiliary transformer	3.33%
Hydraulic turbine	4.00%

Administration
General equipment	6.25%
Vehicles	14.29%

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

15.	Property, plant and equipment--Continued

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

Annual depreciation rates

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution N° 474/2012 are shown below:

Annual depreciation rates (%)

Transmission
Capacitor bank	5.00%
Barring	2.50%
Switch	3.33%
Conductor	2.70%
Circuit breaker	3.03%
Frequency changer	6.67%
Structure (Pole, tower)	2.70%
Panel, Control desk and Cubicle	3.57%
Reactor (Resistor)	2.78%
Power transformer	2.86%
Auxiliary transformer	3.33%

Administration
General equipment	6.25%
Vehicles	14.29%

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

16.	Intangible assets

Intangible assets are broken down by nature as follows:

		12/31/2012				12/31/2011
	Useful life Years	Cost	Accumulated amortisation	Special obligations	Net value	Net value

In operation	22-25
Concession right-of-use		7,556,798	(3,179,916)	(870,122)	3,506,760	3,819,903
Software		183,743	(158,572)	-	25,171	24,550
Goodwill attributed to concession		435,755	(188,135)	-	247,620	274,634
Goodwill		2,104	-	-	2,104	2,104
Trademarks and patents		424	(220)	-	203	734
In progress
Concession right-of-use		994,154	-	(235,476)	758,678	545,185
Software		49,434	-	-	49,434	41,484
Other		9,250	-	-	9,251	-

Total		9,231,662	(3,526,843)	(1,105,598)	4,599,221	4,708,594

Intangible assets in progress refer substantially to expansion works in the electricity distribution system.

Changes in intangible assets are shown below:

	In operation				In progress
	Cost	Accumulated amortisation	Special obligations	Net value	Cost	Special obligations	Net value	Total

Balances at December 31, 2010 (Unaudited)	7,308,069	(2,253,990)	(935,228)	4,118,851	570,772	(40,391)	530,381	4,649,232

Additions	364	156	-	520	749,116	(129,344)	619,772	620,292
Write-offs	(55,262)	42,113	-	(13,149)	(151)	-	(151)	(13,300)
Amortisation	-	(382,398)	46,659	(335,739)	-	-	-	(335,739)
Transfers	684,220	-	(10,255)	673,965	(682,116)	10,255	(671,861)	2,104
Transfers to indemnification assets	(213,995)	-	-	(213,995)	-	-	-	(213,995)

Balances at December 31, 2011	7,723,396	(2,594,119)	(898,824)	4,230,453	637,621	(159,480)	478,141	4,708,594

Additions	10,173	(3,925)	-	6,248	674,755	(90,821)	583,934	590,182
Write-offs	(19,520)	14,437	-	(5,083)	-	-	-	(5,083)
Amortisation	-	(352,412)	43,526	(308,886)	-	-	-	(308,886)
Transfers	368,065	-	(14,824)	353,241	(368,065)	14,824	(353,241)	-
Transfers to indemnification assets	(385,586)	-	-	(385,586)	-	-	-	(385,586)

Balances at December 31, 2012	7,696,528	(2,936,019)	(870,122)	3,890,387	944,311	(235,477)	708,834	4,599,221

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

16.	Intangible assets--Continued

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

Endesa Group’s management understands that amortisation of intangible assets must observe the estimated useful life of each asset comprising the set of tangible assets of the distribution infrastructure. As such, these assets must undergo individual amortisation, with observance of the useful life of each item, limited to the end of the concession period. As a result of use of this amortisation criterion, total intangible assets will always be amortized on a non-linear basis.

ANEEL Resolution No. 474, of February 7, 2012, established new depreciation rates for assets in use in the electric service, effective as from January 1, 2012, changing the useful and economic life of assets comprising the distribution infrastructure.

Prior to ANEEL Resolution No. 474, the average useful life of the set of assets of Ampla Energia and COELCE was about 22 and 25 years, respectively. As from the implementation of said Resolution, the average useful life of the assets increased to 25 and 27 years, which corresponds to an addition of 3 and 2 years, respectively, for Ampla Energia and COELCE regarding the previous average useful and economic life.

Considering this increase in the useful life of the assets that comprise the Company’s intangible assets, there was a decrease in the amortisation and corresponding increase in the residual portion of infrastructure that the Companies are expecting to receive as indemnification at the end of their concession periods. Accordingly, we noted that there was a redistribution of the infrastructure that is classified in intangible assets and financial assets, due to the adoption of IFRIC 12.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

16.	Intangible assets--Continued

The subsidiaries calculated the new estimate of the indemnification amount of the reversible assets at the end of the concession period and the amount attributable to intangible assets. Considering the economic and regulatory aspects and the better understanding of the Companies’ management, the new infrastructure measurement resulted in the reclassification to indemnification assets of Ampla Energia and COELCE of R$ 103,020 and R$ 277,360, respectively. As this is a change in estimate, we understand that the new treatment should be prospective, not giving rise to changes in the Companies’ previous balances.

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

This book account, denominated Obligations linked to concessions, undergoes amortisation as from the second tariff review cycle, at the same amortisation rates as infrastructure assets of each distribution company, and the average rates of 4.43% p.a. and 3.98% p.a. are adopted for subsidiaries Ampla Energia and COELCE, respectively.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

16.	Intangible assets--Continued

Special obligations linked to the concession of public electric energy services--Continued

At the end of the concession period, the net replacement value of obligations linked to the concession of public electric energy services will be deducted from the indemnification asset and removed from assets, in order to evidence the recording of assets belonging to the Federal Government that were under the concession operator’s management during the concession period.

Assessment of the degree of recovery

The Company’s management analyzed the impairment indicators established by the standard IAS 36 - Impairment of Assets and other circumstances and did not identify indication that assets have been recorded above their realization value.

Goodwill tied to concession

The economic basis of goodwill is the perspective of income recorded during the period of exploration of the concession of COELCE, and originates from the acquisition of the concession right granted by the Government, as mentioned in Note 12.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

17.	Trade accounts payable

	12/31/2012	12/31/2011

Energy supply and transportation
Electric Energy Sale Chamber - CCEE	1,963	4,926
Electric Energy Sale Chamber (SPOT)	39,740	13,264
Companhia de Gás do Ceará - CEGÁS	20,239	44,093
Geração e Transmissão S.A - CEMIG	5,042	3,831
Centrais Elétricas do Norte do Brasil S.A- ELETRONORTE	9,127	4,437
Cia Hidroelétrica do São Francisco - Chesf	23,114	11,384
Companhia Energética de São Paulo - CESP	15,633	5,754
Agreement of Energy Sale in Regulated Environment (CEAR)	69,734	38,969
Distribution System Use Agreement (LIGHT)	17,442	16,461
Agreements by availability/quantity	64,433	18,607
Charge for network use	33,651	18,570
Enertrade Comercializadora de Energia S.A.	39,756	3,618
Furnas Centrais Elétricas S/A	35,969	31,193
Generators - Free energy	5,177	4,771
Itaipu (Eletrobras)	52,105	34,562
Surplus and Deficit Offsetting Mechanism (MCSD)	19,300	17,190
Petrobras	16,099	3,801
Other	65,747	83,352
Materials and services	261,562	260,579

Total	795,833	619,362

Current	790,656	614,591
Non-current	5,177	4,771

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

18.	Loans and financing

Loans and financing in local and foreign currencies are as follows:

	Debt charges		Principal
	Current		Current		Non-current
Foreign currency:	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Federal Government - Capitalization bonus (a)	7	11	284	261	142	391
Federal Government - Discount bonus (a)	8	7	-	-	2,332	2,141
Federal Government – Debt conversion bonus (a)	-	1	-	146	-	-
Federal Government - Participant bonus (a)	44	40	-	-	3,342	3,067
European Investment Bank (b)	-	661	-	15,632	-	-
IFC - A (c)	182	221	10,208	8,723	48,989	54,339
IFC - B (c)	-	(158)	16,075	13,771	35,680	47,508
IFC - C (c)	67	70	-	-	14,305	13,131

Total foreign currency:	308	853	26,567	38,533	104,790	120,577

Local currency:
Eletrobras (d)	15	17	13,338	15,647	74,858	83,477
Federal Government – Law No. 8,727 (Caixa Econômica Federal) (e)	3	5	287	259	76	362
Federal Government – Law No. 8,727 (Eletrobras) (e)	114	183	11,008	9,308	2,931	13,040
Banco do Brasil (BB Fat Fomentar)	10	18	5,343	5,048	891	5,889
Banco do Nordeste - Proinfa (f)	455	299	33,667	30,369	151,574	132,179
BNDES Finem 2007 (Syndicate loan) (g)	337	605	49,106	49,105	49,106	98,212
BNDES PEC (h)	9	147	2,328	27,936	-	2,327
BNDES (Finame) (i)	7	12	2,214	2,214	1,884	4,098
BNDES (Finem) (j)	-	-	-	-	-	-
BNDES (Finem) (k)	-	153	-	32,449	-	-
BNDES (Capex 2011) (k)	280	161	10,210	3,496	75,942	59,159
BNDES (Capex 2011) (l)	341	313	19,324	8,229	86,846	90,443
BNDES (Capex 2011) (l)	379	346	19,324	8,229	86,846	90,443
Eletrobras (m)	3	4	2,940	2,940	16,804	19,745
Eletrobras (n)	2	1	536	-	10,169	5,752
Bradesco S.A. 3rd agreement (o)	-	41	-	5,340	-	-
Bradesco S.A. 4th, 5th and 6th agreements (o)	795	3,260	20,000	40,000	-	20,000
Banco Alfa S.A. (o)	-	2,951	-	50,000	-	-
União dos Bancos Brasileiros S.A. (o)	-	94	-	5,320	-	-
HSBC Bank Brasil S.A 1st agreement (o)	-	127	-	15,000	-	-
HSBC Bank Brasil S.A 2nd agreement (o)	-	506	-	60,000	-	-
Banco do Brasil S.A (o)	612	992	100,000	-	-	100,000
Banco Itaú S.A. (o)	-	6	-	6,675	-	-
Santander S.A. (p)	-	191	-	200,000	-	-

Total local currency	3,362	10,432	289,625	577,564	557,927	725,126

Transaction costs	-	-	(285)	(364)	(193)	(476)
Total local currency, net of transaction costs	3,362	10,432	289,340	577,200	557,734	724,650

Total with no effect of swap transactions	3,670	11,285	315,907	615,733	662,524	845,227

Swap transaction gain/losses	110	160	-	10,819	14,809	17,045

Total loans and financing	3,780	11,445	315,907	626,552	677,333	862,272

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

18.	Loans and financing--Continued

Banks	Start date	Maturity	Type of amortisation	Guarantees	Financial charges

Federal Government - Capitalization bonus (a)	8/15/1997	4/10/2014	Semiannual	Receivables and secured account	USD + 8.2% p.a.
Federal Government - Discount bonus (a)	8/15/1997	4/11/2024	At the end	Receivables and secured account	USD + Libor + 1.0125% p.a.
Federal Government – Debt conversion bonus (a)	8/15/1997	4/12/2012	Semiannual	Receivables and secured account	USD + Libor + 1,075% p.a.
Federal Government - Participant bonus (a)	8/15/1997	4/11/2024	At the end	Receivables and secured account	USD + 6,2% p.a.
European Investment Bank (b)	5/28/2002	6/15/2012	Annual	Guarantee	USD + 5.49% p.a.
IFC – A (c)	2/22/2005	12/15/2017	Semiannual	Secured account and fixed assets	USD + 7.89% p.a.
IFC – B (c)	2/22/2005	12/15/2015	Semiannual	Secured account and Fixed assets	USD + Libor + 2,25% p.a.
IFC – C (c)	4/11/2006	12/15/2019	Semiannual	Secured account and Fixed assets	USD + 11.96% p.a.
Eletrobras (d)	3/3/2000	9/30/2023	Monthly	Receivables and promissory note	6% p.a.
Federal Government – Law 8,727 (Caixa Econômica Federal) (e)	6/30/1994	3/1/2014	Monthly	Receivables	TR + 10,028% p.a.
Federal Government – Law 8,727 (Eletrobras) (e)	6/30/1994	3/1/2014	Monthly	Receivables	IGPM + 10,028% p.a.
Banco do Brasil (BB Fat Fomentar)	1/23/2007	2/18/2014	Monthly	Guarantee	TJLP + 4.5% p.a.
Banco do Nordeste – Proinfa (f)	12/29/2004	3/15/2019	Monthly	Guarantee and secured account	10% p.a.
BNDES Finem 2007 (Syndicate loan) (g)	4/28/2008	12/15/2014	Monthly	Receivables and secured account	TJLP + 3.7% p.a.
BNDES PEC (h)	1/15/2010	1/15/2013	Monthly	-	TJLP + 5.5% p.a.
BNDES (Finame) (j)	8/20/2009	1/15/2015	Monthly	Guarantee	0,045
BNDES (Capex 2011) (l)	3/11/2006	6/15/2012	Monthly	Receivables and secured account	TJLP + 5.20%
BNDES (Capex 2011) (l)	8/15/2011	6/15/2021	Monthly	Receivables	0,087
BNDES (Capex 2011) (l)	8/15/2011	6/15/2018	Monthly	Receivables	TJLP + 3.10%
Eletrobras (m)	8/15/2011	6/15/2018	Monthly	Receivables	TJLP + 4.10%
Eletrobras (n)	6/1/2004	6/30/2021	Monthly	Receivables and promissory note	0,06
Bradesco S.A. 3rd agreement (o)	5/21/2011	9/30/2018	Monthly	Receivables and promissory note	0,07
Bradesco S.A. 4th, 5th and 6th agreements (o)	12/28/2007	12/3/2012	Semiannual	-	CDI + 1.15%
Banco Alfa S.A. (o)	2/1/2008	1/7/2013	Semiannual	-	CDI + 1.05%
União dos Bancos Brasileiros S.A. (o)	10/10/2007	7/30/2012	Semiannual	Promissory note	CDI + 0.95%
HSBC Bank Brasil S.A. 1st agreement (o)	11/26/2007	10/30/2012	Semiannual	-	CDI + 1,15%
HSBC Bank Brasil S.A. 2nd agreement (o)	12/3/2007	3/12/2012	Semiannual	Promissory note	CDI + 0,95%
Banco do Brasil S.A.	12/3/2007	3/12/2012	Semiannual	Promissory note	CDI + 0.85%
Banco Itaú S.A. (o)	12/4/2007	10/30/2013	Bullet	Promissory note	CDI + 0.97%
Bradesco S.A. (p)	7/28/2007	12/28/2012	Semiannual	-	CDI + 1.13%
Federal Government - Capitalization bonus	12/28/2006	12/28/2012	Semiannual	Endorsement	CDI + 1.70%

(a)	Federal Government (Financial agent: Banco do Brasil) - mid and long-term debt (DMLPs) - Acknowledgment of debt to the Federal Government on August 15, 1997. The agreement is divided into 7 (seven) sub loans (three of which have already been settled), bearing interest based on the foreign exchange variation (US dollars).

(b)	European Investment Bank - EIB - Financing for subsidiary COELCE’s 2001/2002 investment plan, raised on May 28, 2002, according to the Cooperation Agreement - Decree Law No. 1,609/95. The transaction has swap for 98.80% of CDI. This loan was settled over the year ended December 31, 2012.

(c)	IFC - International Finance Corporation: The subsidiary CGTF has only one long-term financing agreement, entered into in 2006 in the amount of US$130,000 thousand. This project finance agreement is divided into 3 tranches (IFC-A, IFC-B and IFC-C, maturing in December 2017, 2015 and 2019, respectively).

(d)	Eletrobras - Loan raised for financial coverage of direct costs of construction of the rural electrification program, which is part of the universal access and use of electric energy program “Luz Para Todos”, of the Ministry of Mines and Energy (MME), with funds from RGR and CDE.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

18.	Loans and financing--Continued

(e)	Federal Government - Law No. 8,727: Credit assignment made by Eletrobras and the Caixa Econômica Federal (Federal Savings and Loans Bank) to the Federal Government.

(f)	Banco do Nordeste do Brasil - Program to Foster Alternative Electric Energy Sources (Proinfra): The subsidiary COELCE entered into an agreement with Banco do Nordeste do Brasil to finance fixed assets investments, with funds from the Constitutional Fund to Finance the Northeastern Region (FNE)/Proinfa.

(g)	BNDES FINEM: Financing for the 2007/2009 investment plan of COELCE on April 28, 2008, in the amount of R$ 330,000, raised through loan syndication led by Unibanco, with onlending from the Brazilian Development Bank (BNDES).

(h)	BNDES PEC: Loan raised for purposes of working capital of COELCE.

(i)	BNDES Finame: Financing raised by subsidiary Ampla Energia with Banco Safra with onlending from BNDES for purchase of domestic equipment.

(j)	BNDES Finem - Ampla Network: Financing in the amount of R$ 165,000 for expansion of the distribution network of the subsidiary Ampla Energia in the period from 2005 to 2007, obtained through loan syndication led by Unibanco, with onlending from BNDES. The subsidiary raised 100% of the agreement amount.

(k)	BNDES Capex: Financing in the amount of R$ 301,425 for the 2006/2008 investment plan of Ampla Energia, raised through loan syndication led by Unibanco, with onlending from BNDES.

(l)	BNDES Capex 2011: Financing in the amount of R$ 331,397 for the investment plan of subsidiary Ampla Energia for the 2010/2011 period, raised through loan syndication led by Unibanco, with onlending from BNDES.

(m)	Eletrobras: Loan raised for financial coverage of direct costs of construction of the rural electrification program, which is part of the universal access and use of electric energy program “Luz Para Todos”, of the Ministry of Mines and Energy (MME), with funds from RGR and CDE.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

18.	Loans and financing--Continued

(n)	Eletrobras: Loan raised for financial coverage of costs of construction of the distribution and sub transmission network of the mountainous region of Rio de Janeiro, which were impacted by the heavy rains in the first quarter of 2011. Funds for this transaction originated from RGR.

(o)	Loans raised for purposes of working capital of subsidiary Ampla Energia.

(p)	Santander S.A.: Loan was raised by the subsidiary CIEN through issue of 40 Bank Credit Bills (CCB), with unit value of R$ 15,000, maturing on December 28, 2012, acquired by means of loan syndication led by Banco Santander Brasil. The funds raised were used mostly to settle debts.

The CIEN loan taken out from Banco Santander is guaranteed by Endesa Brasil S.A. (total loan), which is jointly and severally liable for compliance of contractual obligations in the event the agreed conditions are not observed. This loan was settled over 2012.

As mentioned in Note 9, at December 31, 2012, the subsidiary CGTF held investments in the amount of R$ 24,521 (R$ 22,151 in 2011) linked to the short-term portion of the IFC agreement. The subsidiary CGTF has also fixed assets pledged as guarantee and holds a letter of guarantee in the amount of R$ 488,358 and R$ 39,500, respectively.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

18.	Loans and financing--Continued

In connection with the loans taken out with the Brazilian Development Bank (BNDES) and working capital operations, subsidiaries COELCE and Ampla Energia undertook to comply with the following obligations during effectiveness of the agreements, which were adequately complied with at December 31, 2012:

Bank	Financial obligations	Rate
BNDES / FINEM	Net financial debt/EBITDA (maximum)	3.50
BNDES / FINEM	Net financial debt / Net financial debt + Equity (maximum)	0.60
BNDES	Net financial debt / EBITDA (maximum)	3.50
BNDES	Net financial debt / (Equity + Net financial equity) (maximum)	0.60
Working capital	Net financial debt / EBITDA (maximum)	3.50
Working capital	EBITDA / Net financial expenses (minimum)	2.00

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortisation.

The amortisation curve of the principal amounts of long-term loans and financing, without the effects of swap transactions engaged and funding costs, is as follows:

Year	12/31/2012	12/31/2011

2013	-	303,693
2014	209,219	188,278
2015	116,167	92,643
2016	101,202	78,872
2017	101,279	78,845
2018	66,689	48,526
After 2018	68,161	54,846

Total	662,717	845,703

As determined in the financing agreement, subsidiary CGTF should keep swap contracts in order to protect part of the debt from exchange effects and interest rate, and to protect against the risk of changes in foreign exchange rates on loans and financing indexed to the US dollar. The swap contracts are presented in Note 20.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

18.	Loans and financing--Continued

Variation of currencies/index of debt accumulated in the year until the position at December 31, 2012 and 2011 is as follows:

Currency / Index	12/31/2012	12/31/2011

US dollar	8.94%	12.58%
INPC	6.20%	6.08%
IPCA	5.84%	6.50%
IGP-M	7.82%	5.10%
TJLP	5.75%	6.00%
CDI	8.40%	11.64%
TR	0.29%	1.21%
Libor	0.69%	0.47%
SELIC	8.49%	11.62%

The changes in loans and financing without the effects of funding costs are as follows:

	Local currency		Foreign currency

	Current	Non-current	Current	Non-current	Total

At December 31, 2010 (Unaudited)	583,692	944.643	54,729	163,913	1,746,977

Additions	74,155	353,266	-	-	427,421
Provisions for charges	156,695	-	9,260	-	165,955
Interest accrued paid	(151,061)	-	(18,379)	-	(169,440)
Monetary and exchange variation	-	2,327	2,690	15,490	20,507
Transfers	575,110	(575,110)	47,292	(47,292)	-
Swap transaction gain/losses	-	-	(7,116)	5,511	(1,605)
Amortisation	(650,595)	-	(38,111)	-	(688,706)

At December 31, 2011	587,996	725,126	50,365	137,622	1,501,109

Additions	15,415	124,956	-	-	140,371
Provisions for charges	83,569	-	9,139	-	92,708
Interest accued paid	(106,056)	-	(19,061)	-	(125,117)
Monetary and exchange variation	-	1,714	2,781	12,659	17,154
Transfers	293,869	(293,869)	28,446	(28,446)	-
Swap transaction gain/losses	-	-	(781)	(2,236)	(3,017)
Amortisation	(581,806)	-	(43,904)	-	(625,710)

At December 31, 2012	292,987	557,927	26,985	119,599	997,498

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

19.	Debentures

		12/31/2012			12/31/2011

		Principal			Principal

Description	Companies	Charges	Current	Non-current	Charges	Current	Non-current

1st Serie 3rd Issue	COELCE	1,679	-	104,000	2,517	-	104,000
1st Serie 4th Issue	Ampla Energia	-	-	-	9,384	185,000	-
1st Serie 5th Issue	Ampla Energia	-	-	-	576	115,330	-
1st Serie 6th Issue	Ampla Energia	328	-	117,000	590	-	117,000
1st Serie 7th Issue	Ampla Energia	274	-	100,000	-	-	-
2nd Serie 2nd Issue	COELCE	4,175	62,214	62,214	5,985	58,937	117,875
2nd Serie 3rd Issue	COELCE	4,353	-	316,280	4,124	-	299,580
2nd Serie 5th Issue	Ampla Energia	459	53,519	107,038	530	-	152,100
2nd Serie 6th Issue	Ampla Energia	8,290	-	197,913	7,911	-	187,464
2nd Serie 7th Issue	Ampla Energia	9,872	-	309,031	-	-	-
(-) Cost to be amortized		-	(2,191)	(6,183)	-	(2,355)	(4,798)

Total with no effect of swap operations		29,430	113,542	1,307,293	31,617	356,912	973,221

Swap transaction gain/losses		-	310	2,758	-	-	-

Total debentures		29,430	113,852	1,310,051	31,617	356,912	973,221

Change in debentures:

	Current	Non-current	Total

At December 31, 2010 (Unaudited)	302,110	606,091	908,201

Funds raised	-	700,000	700,000
Provisions for charges	104,408	-	104,408
Interest accrued paid	(101,657)	-	(101,657)
Transfer of terms	359,268	(359,268)	-
Monetary variation	-	27,998	27,998
Repayment of principal	(275,500)	-	(275,500)
Transfer - transaction cost	(991)	991	-
Allocation of transaction cost	1,659	-	1,659
Transaction cost	(768)	(2,591)	(3,359)

At December 31, 2011	388,529	973,221	1,361,750

Funds raised	-	400,000	400,000
Provisions for charges	118,635	-	118,635
Interest accrued paid	(120,822)	-	(120,822)
Transfer of terms	117,245	(117,245)	-
Monetary variation	-	52,702	52,702
Repayment of principal	(360,779)	-	(360,779)
Transfer - transaction cost	(1,069)	1,069	-
Allocation of transaction cost	1,423	-	1,423
Transaction cost	(189)	(2,454)	(2,643)
Swap transaction gain/losses	309	2,758	3,067

At December 31, 2012	143,282	1,310,051	1,453,333

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

19.	Debentures--Continued

Characteristics of debenture issues:

COELCE

Characteristics	2nd Issue – 1st Serie	2nd Issue – 2nd Serie
Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	9,050 simple debentures	15,450 simple debentures
Par value	R$ 10,000.00	R$ 10,000.00
Issue date	July 15, 2009	July 15, 2009
Initial maturity	July 15, 2011	July 15, 2012
Maturity	July 15, 2011	July 15, 2014
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.95%pa	7.5%pa
Interest payment	Semiannual	Annual
Repayment	Lump sum	Three annual installments
Repayment date	2011	2012, 2013 and 2014

Characteristics	3rd Issue – 1st Serie	2nd Issue – 1st Serie
Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,400 simple debentures	29,600 simple debentures
Par value	R$ 10,000.00	R$ 10,000.00
Issue date	October 15, 2011	October 15, 2011
Initial maturity	October 15, 2015	October 15, 2016
Maturity	October 15, 2016	October 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.97%pa	6.85%pa
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

19.	Debentures--Continued

Characteristics of debenture issues:--Continued

COELCE--Continued

2nd Issue

The second issue took place on July 15, 2009, with 24,500 (twenty-four thousand and five hundred) simple, registered, book-entry unsecured debentures not convertible into shares, in two series, with unit value of R$ 10 as of issue date, in the total amount of R$ 245,000, placed through a public offering.

The first series was issued with 9,050 debentures, without restatement, earning CDI plus 0.95% p.a., payable semi-annually and with sole amortisation at the end of the second year on July 15, 2011.

The second series was issued with 15,450 (fifteen thousand four hundred fifty) debentures, with restatement by IPCA, earning 7.5% p.a., payable annually and amortized in three (03) annual installments on July 15, 2012 , July 15, 2013 and July 15, 2014.

3nd Issue

The third issue of debentures took place on October 15, 2011, with 40,000 (forty thousand) simple, registered, book-entry unsecured debentures, not convertible into shares, in two series, with unit value of R$ 10 (ten thousand reais) as of issue date, in the total amount of R$ 400,000 (four hundred million reais), placed through a public offering.

The first series was issued with 10,400 (ten thousand and four hundred) debentures, without restatement, earning CDI plus 0.97% p.a., payable semi-annually and amortized in two (02) annual installments on October 15, 2015 and 2016.

The second series was issued with 29,600 (twenty-nine thousand and six hundred) debentures, with restatement by the IPCA, earning 6.85% p.a., payable annually and amortized in three (03) annual installments on October 15, 2016, 2017 and 2018.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

19.	Debentures—Continued

Characteristics of debenture issues:--Continued

Ampla Energia

Characteristics	Unique series - 4th Issue	1st Serie - 5th Issue	2nd Serie - 5th Issue
Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	37,000 simple debentures	11.533 simple debentures	13.467 simple debentures
Par value	R$ 10	R$ 10	R$ 10
Issue date	August 1, 2006	December 15, 2009	December 15, 2009
Initial maturity	August 1, 2011	December 15, 2012	December 15, 2013
Maturity	August 1, 2012	December 15, 2012	December 15, 2015
Monetary restatement	No restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 0.85% p.a.	CDI + 1.10% p.a.	IPCA + 8.30% p.a.
Interest payment	Semiannual	Semiannual	Annual
Repayment	Two equal installments, the first being by the end of the 5th year from the issue date and the second on the maturity date	Lump sum	Three annual installments
Repayment date	2011 and 2012	2012	2013, 2014 and 2015

Characteristics	1st Serie - 6th Issue	2nd Serie - 6th Issue
Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11,700 simple debentures	18,300 simple debentures
Par value	R$ 10	R$ 10
Issue date	June 15, 2011	June 15, 2011
Initial maturity	June 15, 2015	June 15, 2016
Maturity	June 15, 2016	June 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.20% p.a.	IPCA + 7.90% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

19.	Debentures--Continued

Characteristics of debenture issues:--Continued

Ampla Energia--Continued

Characteristics	1st Serie - 7th Issue	2nd Serie - 7th Issue
Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,000 simple debentures	30,000 simple debentures
Par value	R$ 10	R$ 10
Issue date	June 15, 2012	June 15, 2012
Initial maturity	June 15, 2016	June 15, 2017
Maturity	June 15, 2017	June 15, 2019
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.02% p.a.	IPCA + 6.00% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2016 and 2017	2017, 2018 and 2019

4th Issue

The Extraordinary General Meeting held on August 28, 2006 approved the 4th issue of debentures, which aims to extend deadlines and reduce costs of debt of the Company, through the settlement of loans taken out with financial institutions with shorter term and bearing higher interest rates. On August 1, 2012 this operation was settled.

5th Issue

The Extraordinary General Meeting held on October 21, 2009 approved the 5th issue of debentures, which aims to payment and/or amortisation of debt falling due of subsidiary Ampla Energia.

In accordance with the indenture of debentures, to maintaining certain financial ratios, calculated quarterly, based on its financial statements.

6th Issue

The Extraordinary General Meeting held on May 12, 2011 approved the 6th issue of debentures, which aims to payment and/or amortisation of debt falling due of subsidiary Ampla Energia.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

19.	Debentures—Continued

Characteristics of debenture issues:--Continued

Ampla Energia--Continued

7th Issue

The Extraordinary General Meeting held on April 27, 2012 approved the 7th issue of debentures, which aims to payment and/or amortisation of debt falling due, as well as strengthen the Company’s working capital.

In accordance with the indenture of debentures, the subsidiaries COELCE and Ampla Energia are subject to maintaining certain financial ratios, calculated quarterly, based on its financial statements. At December 31, 2012, the subsidiaries Ampla Energia and COELCE are complying with these ratios in the evaluation of its Management.

Issue	Financial obligations	Rate
2nd issue - COELCE	Net financial debt / EBITDA (maximum)	2.50
3rd issue - COELCE	EBITDA/ Net financial debt (minimum)	2.75
5th issue -Ampla Energia	Net financial debt / EBITDA (maximum)	2.70
5th issue -Ampla Energia	EBITDA / Net financial expenses (minimum)	2.50
6th issue -Ampla Energia	Net financial debt / EBITDA (maximum)	2.70
6th issue -Ampla Energia	EBITDA / Net financial expenses (minimum)	2.50
7th issue -Ampla Energia	Net financial debt / EBITDA (maximum)	2.70
7th issue -Ampla Energia	EBITDA / Net financial expenses (minimum)	2.50

Amortisation curve of long-term debentures:

	2014	2015	2016	2017	After 2017	Total
2nd Serie - 2nd Issue - COELCE	62,214	-	-	-	-	62,214
2nd Serie - 5th Issue - Ampla Energia	53,519	53,519	-	-	-	107,038
1st Serie - 7th Issue - Ampla Energia	-	-	50,000	50,000	-	100,000
1st Serie - 3rd Issue - COELCE	-	52,000	52,000	-	-	104,000
2nd Serie - 3rd Issue - COELCE	-	-	105,417	105,417	105,446	316,280
1st Serie - 6th Issue - Ampla Energia	-	58,500	58,500	-	-	117,000
2nd Serie - 6th Issue - Ampla Energia	-	-	65,971	65,971	65,971	197,913
2nd Serie - 7th Issue - Ampla Energia	-	-	-	103,010	206,021	309,031
(-) Transaction costs	(1,736)	(1,419)	(1,192)	(922)	(914)	(6,183)

Total to be amortised	113,997	162,600	330,696	323,476	376,524	1,307,293

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks

General considerations

The Company has policies to mitigate financial risks and adopt operating and financial strategies to ensure liquidity, security and profitability of its assets. For this purpose, it maintains managerial systems for controlling and monitoring its financial transactions and corresponding amounts, in order to monitor the risks and rates charged by the market.

Risk factors

a) Foreign exchange rate risk

This risk arises from the possibility of the Endesa Group to incur losses due to fluctuations in foreign exchange rates, which increase financial expenses and liability balances of loans and financing in foreign currency taken out in the market.

The following table presents the carrying amount of foreign currency liabilities that are not hedged by currency swap instruments:

	Liabilities
	12/31/2012	12/31/2011

US dollars	92,983	102,715

We set out below a sensitivity analysis chart related to the impacts on net income of the Endesa Group if the variation of the exchange rate in 2012 were equal to that expected for 2013, according to projections based on the dollar forward curve of the BM&F (Brazilian Mercantile & Futures Exchange):

		Effects
2012	Increase/reduction	On income statement	On equity
US dollars	5.71%	(5,311)	(5,311)

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks--Continued

Risk factors--Continued

b) Interest rate risk

This risk arises from the possibility of the Endesa Group to incur losses due to fluctuations in interest rates or other debt indices, such as inflation rates, which would increase the financial expenses related to loans and financing taken out in the market. In order to minimize this risk, the Company prioritizes loans taken out at fixed rates (BNB and Eletrobras) and linked to other indices less volatile to financial market fluctuations, such as the Long-Term Interest Rate - TJLP (BNDES).

The table below shows the sensitivity analysis related to the impact on the Group’s net income if variations in interest rates and inflation rates for 2012 were equal to those expected for 2013, according to projections based on the forward curve of the BM&F:

		Effects
2012	Increase/reduction	On income statement	On equity
Financial liabilities
CDI	2.32%	(2,089)	(2,089)
Libor (6 months)	0.15%	(1)	(1)
TJLP	(13.04%)	4,446	4,446
IPCA	(0.66%)	777	777
IGPM	(2.05%)	98	98
TR	0.00%	0	0

		3,231	3,231

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

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks--Continued

Risk factors---Continued

d) Accelerated debt maturity risk

Some subsidiaries have loans and financing agreements and debentures with covenants that, in general, require the maintenance of economic and financial ratios at certain levels (financial covenants). Failure to comply with these covenants may result in acceleration of debt maturity. These restrictions are adequately monitored and do not restrict the subsidiaries’ capacity to carry out their normal business. Currently, the Endesa Group’s debt ratio is at levels below the limit established by the financial covenants.

e) Capital risk management

The Endesa Group manages its capital to ensure continuity of its normal activities, while maximizing the return to all parties interested or involved in its operations by optimizing the debt and equity balances.

The capital structure of the Endesa Group is formed by net indebtedness (loans detailed in Notes 18 and 19, deducting cash and cash equivalents and temporary cash investments detailed in Notes 4 and 5), as well as by equity of the Group.

	Consolidated
	12/31/2012	12/31/2011

Debt	2,450,353	2,862,019
Cash and cash equivalents + Marketable securities	(1,429,955)	(1,001,992)

Net debt (a)	1,020,398	1,860,027

Equity (b)	6,945,246	5,937,554

Net indebtedness ratio (a/[a+b])	13%	24%

(a)	Net debt is represented by total outstanding loans, financing and debentures, including portions of current and noncurrent liabilities, net of balances of cash and cash equivalents and marketable securities. See more details in Notes 4, 5, 18 and 19.
(b)	Equity includes all capital and reserves of the Company.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks--Continued

Risk factors---Continued

f) Liquidity risk

The Endesa Group’s liquidity is managed through the monitoring of forecast and actual cash flows in order to meet possible cash needs in the short-term. So as to ensure the capacity of paying its obligations in a conservative manner, the management of temporary cash investments has focused on very short-term instruments, primarily with daily maturities in order to provide maximum liquidity.

The tables below present information on future maturities of loans, financing, debentures and related party operations in foreign currency of the Endesa Group that are being considered in the projected cash flows (including interest and principal):

	Less than one month	From one to three months	From three months to one year	From one to five years	Over five years	Total

December 31, 2012
Fixed interest loans and financing	6,307	14,476	86,085	362,775	124,016	593,659
Variable interest loans and financing	34,092	21,715	220,885	280,990	27,704	585,386
Debentures	-	-	225,525	1,270,146	418,153	1,913,824
Loans and financings with related parties in local currency	-	-	362,090	-	-	362,090

	40,399	36,191	894,585	1,913,911	569,873	3,454,959

December 31, 2011
Fixed interest loans and financing	5,692	13,472	75,641	305,329	121,227	521,361
Variable interest loans and financing	46,643	34,008	558,477	507,136	89,553	1,235,817
Debentures	11,227	-	469,177	937,021	371,322	1,788,747
Loans and financings with related parties in foreign currency	-	-	4,411	-	-	4,411

	63,562	47,480	1,107,706	1,749,486	582,102	3,550,336

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks--Continued

The tables below present the amounts forecast for the next maturity of hedging instruments:

	Less than one month	From one to three months	From three months to one year	From one to five years	Over five years	Total

December 31, 2012
Interest rate swap	-	-	13,291	23,011	-	36,302

	-	-	13,291	23,011	-	36,302

December 31, 2011
Currency swap	-	-	10,961	-	-	10,961
Interest rate swap	-	-	6,253	14,476	-	20,729

	-	-	17,214	14,476	-	31,690

December 1, 2011
Currency swap	-	-	11,429	-	-	11,429
Interest rate swap	-	-	6,765	32,841	-	39,606

	-	-	18,194	32,841	-	51,035

In order to avoid any emergency cash need, the Group uses overdraft facilities that it has taken out as a short-term cash source. We set out below the table on the final position of the 2011 and 2012 fiscal years regarding the use of this facility:

Secured account	12/31/2012	12/31/2011

Agreed	325,000	240,000

Valuation of financial instruments

In order to determine the fair value of loans and financing, the Company’s management used discounted future cash flows at rates deemed as fair to carry out new operations in the market. Regarding the fair value of debentures the quotations traded on the secondary market were adopted.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks--Continued

Valuation of financial instruments-- Continued

At December 31, 2012 and 2011, the book value and fair value of the Group’s financial instruments are stated as follows:

			12/31/2012		12/31/2011
	Category	Level	Book value	Fair value	Book value	Fair value
Assets
Cash and cash equivalents	Fair value through P&L	2	814,805	814,805	380,908	380,908
Marketable securities	Fair value through P&L	2	615.150	615,150	621,084	621,084
Guarantees and restricted deposits	Loans and receivables	-	115,153	115,153	146,939	146,939
Trade accounts receivable	Loans and receivables	-	1,246,412	1,246,412	1,227,998	1,227,998
Indemnification assets (Concession)	Available for sale	3	1,638,619	1,638,619	765,516	765,516
Liabilities
Loans and financing in local currency	Other financial liabilities	-	850,436	849,629	1,312,282	1,312,282
Debentures in local currency	Other financial liabilities	-	1,450,265	1,405,416	1,361,750	1,369,627
Loans and financing in foreign currency	Other financial liabilities	-	131,665	149,805	159,963	181,463
Derivative financial instruments	Cash flow hedge	2	17,987	17,987	28,024	28,024
Loans and financing with related parties in foreign currency	Other financial liabilities	-	-	-	4,342	4,342
Trade accounts payable	Other financial liabilities	-	795,833	795,833	619,362	619,362

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks--Continued

Valuation of financial instruments-- Continued

Hierarchical fair value

There are three levels for the classification of fair value relating to financial instruments and hierarchical level is considered to define priority for unadjusted quoted prices in an active market for financial assets or liabilities. The classification of hierarchical levels may be presented as outlined below:

▶	Level 1 - Data from an active market (unadjusted quoted price) allowing daily access including on the date of fair value measurement.

▶	Level 2 - Data different from that from the active market (unadjusted quoted price) included in Level 1, extracted from the pricing model based on observable market data.

▶	Level 3 - Data from a pricing model based on unobservable market data.

G - 90

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks--Continued

Valuation of financial instruments-- Continued

Hierarchical fair value-- Continued

The estimated market value of swap transactions was prepared based on the discounted present value of future cash flows (DPV) model, discounted at market rates presented by the BM&F as of December 31, 2012 and 2011.

At December 31, 2012 and 2011, the Company had swap operations, as shown below:

COELCE

				Reference values

Counterparty	Agreement date	Maturity date	Position	12/31/2012	12/31/2011

HSBC Bank Brasil S.A.	11/8/2012	10/17/2016	CDI + 0.97% p.a 9.43%p	637	-

		Fair value		Accumulated effect up to 12/31/2012		Accumulated effect up to 12/31/2011

Counterparty	Description	12/31/2012	12/31/2011	Receivables/ Received	Payables/ Paid	Receivables/ Received	Payables/ Paid

	(+) Assets	108,167	-	-	-	-	-
HSBC Bank Brasil S.A.	(-) Liabilities	108,804	-	-	-	-	-

	(=) Adjustment	(637)	-	-	(637)	-	-

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

20.	Financial instruments and operating risks--Continued

Hierarchical fair value--Continued

AMPLA Energia

				Reference values
				Local currency
Counterparty	Agreement date	Maturity date	Position	12/31/2012	12/31/2011

HSBC Bank Brasil S.A.	09/03/2012	06/16/2017	CDI + 1.02%aa 10.05% pa	1.891	-

HSBC Bank Brasil S.A	11/08/2012	06/16/2016	CDI + 1.20%pa 9.59% pa	541	-

			Fair value	Accumulated effect up to 12/31/2012		Accumulated effect up to 12/31/2011
Counterparty	Description	12/31/2012	12/31/2011	Receivables/ Received	Payables/ Paid	Receivables/ Received	Payables/ Paid

	Swap agreements:
	(+) Assets	103,991	-	-	-	-	-
HSBC BANK	(-) Liabilities	105,882	-	-	-	-	-

BRASIL S.A.	(=) Adjustment	(1,891)	-	-	(1,891)	-	-
	(+) Assets	121,243	-	-	-	-	-
HSBC BANK	(-) Liabilities	121,784	-	-	-	-	-

BRASIL S.A.	(=) Adjustment	(541)	-	-	(541)	-	-

CGTF

					Reference values
					Foreign currency		Local currency
Description	Counterparty	Agreement date	Maturity date	Position	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Swap agreements

(+) Assets
(-) Liabilities				Libor
(=) Adjustment	Banco Santander Brasil S.A.	6/15/2006	12/15/2015	5.4% (a/360) p.a	USD 8,647	USD 11,154	17,670	25,480

(+) Assets
(-) Liabilities				Libor + 2.25%
(=) Adjustment	Banco Citibank	3/20/2007	12/15/2015	IGPM + 9.77%	USD 9,874	USD 12,736	20,177	26,490

					USD 18,521	USD 23,890	37,847	51,970

		Fair value		Accumulated effect up to 12/31/2012		Accumulated effect up to 12/31/2011
Counterparty	Description	12/31/2012	12/31/2011	Receivables/ Received	Payables/ Paid	Receivables/ Received	Payables/ Paid

	Swap agreements
Banco	(+) Assets	17,835	21,324	-	-	-	-
Santander	(-) Liabilities	19,378	23,500	-	-	-	-

Brasil S.A.	(=) Adjustment	(1,543)	(2,176)	-	(1,543)	-	(2,176)
Banco	(+) Assets	20,846	23,973	-	-	-	-
Citibank	(-) Liabilities	34,222	39,002	-	-	-	-

	(=) Adjustment	(13,376)	(15,029)	-	(13,376)	-	(15,029)

		(14,919)	(17,205)	-	(14,919)	-	(17,205)

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

21.	Taxes payable

	12/31/2012	12/31/2011

ICMS	80,383	107,375
Income tax and social contribution	57,639	127,976
ISS	3,178	5,679
ICMS payment in installments	2,594	6,304
IRPJ payment in installments	11,824	15,149
PIS/COFINS	55,090	73,296
Federal REFIS (Social security)	18,796	21,180
IRRF Loans	681	373
PIS/COFINS/IRRF/CSRF (Withheld at source)	1,364	2,054
INSS	6,253	8,388
FGTS	27	32
Other taxes and contributions	11,032	14,917

Total	248,861	382,723

Current	224,559	349,898
Non-current	24,302	32,825

22.	Regulatory charges

	12/31/2012	12/31/2011

Fuel consumption bill (CCC)	10,389	20,340
Energy development account (CDE)	14,338	12,507
Global reversion reserve (RGR) and others	38,596	27,724
Reserve energy charges (EER)	1,999	1,376
Financial offset for use of water resources (CFURH)	3,836	4,416
Charges formerly added to applicable fines and interest	3,028	2,533
Inspection fee	2,066	380
Emergency charges	2,465	2,469

Total	76,717	71,745

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

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

23.	Research, development and energy efficiency program

	12/31/2012		12/31/2011
	Current	Non-current	Current	Non-current

Electricity Efficiency Program (PEE)	44,316	18,321	31,967	4,083
Research & Development Program (P&D)	56,266	13,970	47,931	9,666
Brazilian National Fund for Scientific and Technological Development (FNDCT)	733	-	121	-
Energy Research Company (EPE)	-	-	(150)	-
Ministry of Mines and Energy (MME)	(5)	-	(164)	-

Total	101,310	32,291	79,705	13,749

Under Law No. 9,991 of July 24, 2000, concessionaires and permittees of public electric energy distribution services must allocate each year, one percent (1%) of their net operating revenue to Research, Development and Energy Efficiency Program, distributed according to the percentages determined by ANEEL.

ANEEL Resolutions No. 316 of May 13, 2008 and No. 300 of February 12, 2008 approved the Manuals of the Research, Development and Energy Efficiency Program, release 2008, which set the guidelines and guidance in the preparation of R&D and EEP projects. The main changes from the new manuals are: the possibility of submission of projects at any time of the year, making the process continuous, the emphasis on the final evaluation of projects, thus increasing the responsibility of the concessionaire for investment application; the adoption of an investment plan and a program management plan, and resources allocated for this, besides the opening of the R&D program for the remaining stages of the innovation cycle (first unit of the series, pioneer lot and insertion in the market).

The subsidiaries COELCE, Ampla Energia, CGTF and CDSA account for expenditures relating to the Research, Development and Energy Efficiency Program on the accrual basis, also amounts are restated by Selic rate through to effective realization.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

24.	Related parties

The Endesa Group carry out operations with related parties that belong to the same economic group, and the balances, nature and total of transactions and effects on the consolidated financial statements are as follows:

			12/31/2012					12/31/2011					12/31/2010 Unaudited
Companies	Ref	Type of transaction	Non- current assets	Current liabilities	Non- current liabilities	Revenues (expenses)	Intangible assets	Non- current assets	Current liabilities	Non- current liabilities	Revenues (expenses)	Intangible assets	Revenues (expenses)

Enertrade Comercializadora de Energia S.A.	(a)	Purchase of energy	-	-	-	-	-	-	-	-	-	-	(38,737)
Enersis Agência	(b.1)	Other	235	2	99	-	-	235	2	99	(2,298)	-	(373)
Fundação COELCE de Seguridade Social - FAELCE	(c.1) and (c.2)	Pension plan and acknowledgment of debt	-	12,098	70,898	(5,684)	574	-	12,270	23,946	(5,404)	664	(4,034)
Fundação Brasiletros	(c.3)	Pension plan	-	-	480,896	(50,069)	-	-	-	529,230	(28,994)	-	(17,557)
Endesa Latinoamerica (MIGA e ICO)	(d)	Intercompany loans	-	-	-	-	-	-	4,342	-	-	-	(16,978)
Synapsis Brasil S.A.	(b.2)	Services rendered	-	-	-	-	-	-	-	-	-	-	(26,800)
CAM Brasil Multiserviços Ltda.	(b.2)	Services rendered	-	-	-	-	-	-	-	-	-	-	(9,327)
CEMSA - Comercializadora del Mercosur S.A.	(e)	Energy transportation	86,539	-	87,757	9,824	-	76,620	-	81,621	(5,427)	-	7,608
Endesa Costanera S.A.	(e)	Energy transportation	33,701	-	33,720	3,336	-	34,654	-	31,869	(4,215)	-	8,901
Ingendesa Brasil S.A.		Services rendered	-	-	-	-	-	-	-	-	(1,480)	-	-
ICT – Serviciós Informáticos Ltda.		Services rendered	-	6,304	-	(3,414)	-	-	2,238	-	(2,238)	-	-
Others		Services rendered	-	-	-	-	-	-	225	-	-	-	-

			120,475	18,404	673,370	(46,007)	574	111,509	19,077	666,765	(50,056)	664	(97,297)

(-) Pension plan			-	(12,098)	(551,794)	-	-	-	(11,418)	(553,176)	-	-	-

Total related parties			120,475	6,306	121,576	(46,007)	574	111,509	7,659	113,589	(50,056)	664	(97,297)

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

24.	Related parties--Continued

The main conditions related to transactions between related parties are described below:

a)	Enertrade

Operations with Enertrade - Comercializadora de Energia S.A. refer to the purchase and sale of electric energy through the contract 001/2002 valid until December 30, 2022. On October 4, 2011, Endesa Latinoamérica S.A. (“Endesa Latam”) performed with EDP - Energias de Portugal S.A. (“EDP”), controlling company of Enertrade - Comercializadora de Energia S.A., the operation of buying and selling of shares, whereby Endesa Latam acquired 302,176,533,045 common shares owned by EDP and representing 7.70% of capital of the Company. Consequently, the outstanding balance relating to open invoices for the purchase of electric energy at December 31, 2012, in the amount of R$ 39,756 (R$ 3,618 in 2011), is being disclosed in Note 17.

b)	Service rendering

b.1)	Enersis Agência

The subsidiary Ampla Energia has a net accounts receivable to Enersis Agência in the amount of R$ 134 (same amount in 2011), concerning the purchase of software.

b.2)	CAM Brasil Multiserviços Ltda. and Synapsis Brasil S.A.

Since February 28, 2011, CAM Brasil Multiserviços Ltda. and Synapsis Brasil S.A. no longer belong to the economic group of Endesa Brazil, and thus are no longer considered related parties of Ampla Energia.

c)	Private pension obligations

c.1)	Debt Agreement - FAELCE

Subsidiary COELCE sponsors the pension fund administered by Fundação COELCE de Seguridade Social - FAELCE.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

24.	Related parties--Continued

c)	Private pension obligations--Continued

c.1)	Debt Agreement - FAELCE--Continued

On June 30, 1999, the subsidiary COELCE entered into a contract for consolidation of debts in the amount of R$ 46,600, corresponding to the debt balances of the commitment records entered into on December 31, 1992, in May 23, 1996 and January 31, 1997.

On June 30, 2007, a third amendment was entered into with the updated debt amount of R$ 62,200, according to Resolution CGPC No. 17/96 of the Ministry of Social Security, with a deadline for total payment of 14 successive semiannual installments, starting on December 31, 2007 and ending on June 30, 2014. Until December 31, 2012, subsidiary COELCE paid nine installments, with a remaining debt balance of R$ 18,147 (R$ 29,396 until December 31, 2011).

As guarantee for the operation, subsidiary COELCE assigned to FAELCE the credit rights that is has or comes to have, represented by the collection of electricity bills. FAELCE may withdraw from the bank account of subsidiary COELCE until the amount of debt installments due and unpaid after 45 days of verification of COELCE’s default, at its discretion.

c.2)	Private Pension - FAELCE

Subsidiary COELCE, as the sponsor of FAELCE, performs monthly transfers for the financial maintenance of FAELCE and makes contributions to the actuarial reserve for private pension plans of employees of subsidiary COELCE, classified as for “Defined Benefits” and “Defined Contribution”.

The total expenditure in 2012 was R$ 6,258 (R$ 6,068 in 2011), comprising R$ 5,684 (R$ 5,404 in 2011) as operating expense of subsidiary COELCE and R$ 574 (R$ 664 in 2011) capitalized to intangible assets.

The balance as of December 31, 2012 was R$ 64,849 (R$ 6,818 in 2011), which represents the amount of contribution of subsidiary COELCE (sponsor) to pension plans, see Note 29.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

24.	Related parties--Continued

c)	Private pension obligations--Continued

c.2)	Private Pension - FAELCE--Continued

CDSA and CGTF are subsidiaries of controlling shareholders. Faelce is administrator of the pension fund of employees of subsidiary COELCE.

c.3)	Fundação Ampla de Seguridade Social - BRASILETROS

Subsidiary Ampla Energia, as the sponsor of Fundação Ampla de Seguridade Social - BRASILETROS, performs monthly transfers for the maintenance of that entity and financial contributions to the actuarial reserve of the private pension plans of employees of the subsidiary classified as PCA (Supplementary Private Pension Plan) and PACV (Private Pension Plan with Variable Contribution).

As a guarantee for the operation, subsidiary Ampla Energia offers the credit rights that it has or comes to have, represented by the collection of electricity bills, until the amount of debt due, also collection of amounts from the payment of credit rights will be made through authorized banking network, transferring funds to the bank account indicated by Brasiletros. The total expenditure for the year ended December 31, 2012 was R$ 50,069 (R$ 28,994 in 2011).

d)	Endesa Latinoamerica

Subsidiary CIEN took out a loan in U.S. dollars from Endesa Latinoamerica for the acquisition of machinery and equipment and completion of construction of transmission line II. This operation beared Libor + spread of 2.73% p.a. and was settled on May, 2012.

e)	CEMSA - Comercializadora del Mercosur S.A. and Endesa Costanera S.A.

The accounts payable with CEMSA and Costanera in the amounts of R$ 121,477 as at December 31, 2012 (R$ 113,490 in 2011) are due to the purchase of electricity for resale in the Brazilian market held in previous years. The balances are financially updated on a monthly basis, incurring also the currency fluctuations, as the contract was settled on US dollars.

Endesa Brasil S.A.

Notes to the consolidated financial statements -- Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

24.	Related parties--Continued

Management fees

Company’s management fees for the year ended December 31, 2012 totaled R$ 12,217 (R$ 9,592 in 2011; R$ 8,312 in 2010), which are short-term benefits. Management fees paid by the Company and its subsidiaries in 2012 aggregated are R$ 25,862 (R$ 25,862 in 2011; R$ 25,315 in 2010).

25.	Provision for tax, civil and labor risks

Management believes that all provisions set up are sufficient to cover any losses from the proceedings pending trial.

Based on the opinion of legal counsel, a provision was set up for all legal proceedings of which the chances of loss were estimated as probable for the Group.

Provisions for probable contingent liabilities

Below is a statement showing the changes in provisions for contingencies for the years ended December 31, 2012 and 2011:

Description	12/31/2010 Unaudited	Additions/ reversals	Monetary restatement	Payment	Transfers	12/31/2011

Labor (a)	208,290	(24,760)	14,114	(23,850)	(130)	173,664
Civil (b)	278,055	63,843	44,349	(85,773)	81,900	382,374
Tax (c)	173,777	(110,402)	3,714	(11,218)	21,168	77,039
Environmental	3,000	-	-	-	-	3,000

Total	663,122	(71,319)	62,177	(120,841)	102,938	636,077

Current	140,793					17,060
Non-current	522,329					619,017

Description	12/31/2011	Additions	Monetary restatement	Payment	Judicial settlements	12/31/2012

Labor (a)	173,664	4,759	12,423	(9,893)	-	180,953
Civil (b)	382,374	32,868	45,695	(74,536)	(101,851)	284,550
Tax (c)	77,039	1,771	9,917	(20,135)	-	68,592
Environmental	3,000	-	-	-	-	3,000

Total	636,077	39,398	68,035	(104,564)	(101,851)	537,095

Current	17,060					-
Non-current	619,017					537,095

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Provisions for probable contingent liabilities--Continued

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

These encompass civil lawsuits, including consumer-related matters, in which the subsidiaries are defendants, and a significant portion of the provision is linked to proceedings claiming indemnification for accidents with electricity, compensation for tariff adjustment allegedly illegal and less complex proceedings pending trial by small claims courts.

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

Over the 2012 fiscal year, the pending lawsuit in which subsidiary Ampla Energia was a party to against Enertrade was settled on a final and unappealable basis, which resulted in the full reversal of the provisions recognised, thus impacting the Company’s consolidated result by R$ 101,851.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Provisions for probable contingent liabilities--Continued

c)	Tax risks

Subsidiary Investluz

PIS/Cofins Violation Notices

On December 21, 2006, the Brazilian IRS issued two violation notices for the collection of PIS and COFINS on interest on equity and other financial income, earned in the 2001-2005 period. At the first administrative level, the violation notices were held partially valid (not valid only in respect to financial interest earned while Law No. 9,718/98 was in force).

Subsidiary Investluz filed an appeal and awaits a decision at the second administrative level. Given the facts and the administrative case law, the Company recognised a provision for the portion of the violation notices considered as involving probable loss (PIS and COFINS on interest on equity received after the effective date of Laws No. 10,637/2002 and No. 10,833/2003, respectively). The amount of the provision recognised as at December 31, 2012 corresponds to R$ 18,147 for COFINS and R$ 8,098 for PIS.

The remaining portion of the violation notices considered as involving possible loss corresponds to R$ 19,066 for COFINS and R$ 2,644 for PIS (financial income earned during the period of effect of Law No. 9,718/98 and after the effective date of Decree 5,164/2004).

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Provisions for probable contingent liabilities--Continued

c)	Tax risks--Continued

Subsidiary COELCE

Subsidiary COELCE concluded the payment of a COFINS installment payment to the IRS in 2000; however the installment payment was originally in 80 installments and the subsidiary made overpayment of six installments. Considering this overpayment, subsidiary COELCE offset this alleged credit against COFINS liabilities. Analysis of the case evidenced that there was a correction of the amount originally stated in the application for tax offset, thus the total amount paid by COELCE (in the 86 installments) corresponded to the rectified debt. Accordingly, IRS understood that the offset made did not apply. The administrative proceeding is still pending trial, in which subsidiary COELCE is basically alleging lack of knowledge of rectification of the declared amount and statute barring of the excess amount resulting from the rectification. However, in view of the facts, subsidiary COELCE considered that it should change the chances of loss to probable and recognize a provision. At December 31, 2012 the amount involved is R$ 2,441.

Subsidiary Ampla Energia

ICMS - Underpayment

The State of Rio de Janeiro filed a tax foreclosure proceeding to collect tax debit due to alleged tax underpayment for the period from February 1999 to September/2000, in the updated amount at December 31, 2012 of R$ 9,241 (R$ 8,361 in 2011). Ampla Energia filed a defense (motion to stay execution) and awaits lower trial court’s judgment.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Provisions for probable contingent liabilities--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

ICMS – Credit from acquisition of fixed assets

The subsidiary was issued a violation notice levied by the Government to collect debts related to the period from December 1996 to November 1998, on the grounds that the assets acquired as fixed assets were not related to the subsidiary’s end activity. After diligence carried out in 2012, Management decided to recognize a provision equal to 40% of the tax notice, that is, in the updated amount of R$ 4,630 (total notice amount of R$ 11,462) at December 31, 2012.

Subsidiary CDSA

Offset of CSLL and IRPJ debits

In 2005 the Company offset CSLL and IRPJ debits due to annual adjustment for 2000. According to the IRS, the credit right is not sufficient to pay the due amount, since the Company has failed to accurately calculate interest on the payment made in 2001 and to include interest and fines in the offset carried out in 2005.

In its defense, the Company alleged that its credit is sufficient. However, in view of formal errors in the offset procedure, the Company opted for recognizing a provision in the updated amount of R$ 2,578.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Provisions for probable contingent liabilities--Continued

c)	Tax risks--Continued

Subsidiary CDSA --Continued

Offset of CSLL and IRPJ debits--Continued

The Company filed an objection at first administrative level, which was denied on November 30, 2011. After this decision, it filed a Voluntary Appeal, which, on October 4, 2012 was held against the Company. It waits to be notified.

Environmental Contingencies

The provision made in the amount of R$ 3,000 refers to the environmental lawsuit filed in 2001 by the Goiás State Office of the Public Prosecutor against the Company, pending trial in the judicial district of Cachoeira Dourada, for alleged damages caused by the installation of the dam where the hydroelectric Power plant of Cachoeira Dourada was built.

Lower trial court’s judgment was rendered in favor of the Company, which was reversed by the Appellate Court, determining conduction of an expert inspection to determine any possible damages. The Company filed a special appeal against the judgment.

Legal advisors, conservatively, recommended recognizing a provision, in view of the case nature and taking into account professional experience in similar cases involving environmental damage with resolution negotiated with the Office of the Public Prosecutor.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss

There are proceedings against the Endesa Group of tax, civil and labor nature, for which a provision has not been recognised, since they involve risk of loss classified by management and its legal counsel as possible, which total approximately R$ 7,440,000 at December 31, 2012 (R$ 6,300,000 in 2011).

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

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

b)	Civil risks --Continued

Subsidiary CIEN

Tractebel Energia S.A. (“Tractebel”)

Tractebel filed an ordinary action claiming alleged noncompliance, by CIEN, of the “Sale Agreement of 300MW of Firm Power and Associated Energy from Argentina” executed on October 20, 1999, by and between CIEN and Centrais Geradoras do Sul do Brasil S.A. (Gerasul), and Tractebel is its successor. According to this action, Tractebel requests that CIEN be condemned to pay the termination fine in the estimated amount of R$ 117,667, in addition to penalties alleged applicable for non-availability of “firm power and associated energy”, which amounts would be calculated at the stage of liquidation of the award and cannot be currently estimated. Also according to this action, Tractebel ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Tractebel itself, from any regulatory penalties, since they have recognised that the crisis in Argentina was a factor alien to CIEN’s willingness and beyond its control. CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations. After successive statements made by the parties, the lawsuit was forwarded to be reviewed by the judge. We wait the start of the stage of production of evidence.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

b)	Civil risks --Continued

Subsidiary CIEN--Continued

Furnas – Centrais Elétricas S.A. (“Furnas”)

Furnas filed an ordinary action claiming alleged noncompliance by CIEN of the “Agreement for Firm Power with Associated Energy”, executed on May 5, 1998, to acquire 700 MW from Argentina. According to the action, Furnas requests that CIEN be condemned to pay the termination fine in the estimated amount of R$ 520,801 and refunds and penalties which amounts would be calculated in the stage of liquidation of the award and these cannot be currently determined. Also, according to the action, Furnas ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Furnas itself, from any regulatory penalties, since they have recognised that the crisis in Argentina was a factor alien to CIEN’s willingness and beyond its control. CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations. After successive statements made by the parties and production of relevant evidence, we await trial.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE

ICMS - Agreement 035/91

Subsidiary COELCE entered into Agreement No. 035/91 with the Ceará State Finance Office, which formalized the existence of special ICMS payment regime, which would be effected based on the amount received (revenue received) in ten day intervals. This Agreement ruled until March 31, 1998, being revoked by Declaratory Statute No. 02/98.

Nevertheless, the Ceará State Treasury Office issued four violation notices for 1995, 1996, 1997 and 1998 (period during which the mentioned agreement was in force) to collect unpaid ICMS debits, in the updated amount of R$ 17,683. Subsidiary COELCE filed an appeal (motion for clarification) to the Tax Appeals Council, against the judgment that partially held the violation notices valid, determining the payment of due ICMS at the nominal values, excluding any penalties and interest in arrears. On July 9, 2012 the appeal was denied, but it was ordered that the records be taken for the procedural remedy of applying the payments made up to that moment and for subsidiary COELCE to be notified to pay any existing residual amount.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ICMS - Master records of exempt, immune and non-taxable consumers

The Ceará State Finance Office issued a violation notice on December 29, 2004, in the updated amount of R$ 12,351, in order to claim ICMS debits from errors in master records of consumers who are tax exempt and tax immune (commercial, industrial, street lighting and public service classes) for the period April to August 1999. Subsidiary COELCE challenged the notice and awaits first administrative level decision.

On February 16, 2007, a violation notice was issued related to the same subject matter, in the updated amount of R$ 4,241, for 2002, which is pending first administrative level decision.

ICMS - Credit from acquisition of fixed assets

The Ceará State Finance Office issued a violation notice to collect ICMS debits for 2003 and 2004, in the updated amount of R$ 4,044 for overtaking of ICMS credits arising from the acquisition of fixed assets. Subsidiary COELCE challenged the notice, but a first administrative level ruling was handed down considering the notice valid on November 5, 2008. Subsidiary filed an appeal and awaits an administrative decision at second level.

Additionally, in 2011 and 2012 subsidiary COELCE received a violation notices for the 2006 and 2007 fiscal years, respectively, in the updated amount of R$ 14,927. On July 19, 2011 the Company filed its defense for the 2006 fiscal year and awaits a decision at first administrative level. The subsidiary will file a defense for the 2007 fiscal year.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ICMS - Transfer of credits

On August 1, 2005, the State Finance Office filed a tax foreclosure proceeding to collect ICMS debits relating to credit transfer operations occurred in 1999 and 2000 in the updated amount of R$ 1,846. On March 9, 2007 judgment was rendered in favor of the subsidiary. The State Finance Office filed an appeal, which is pending trial.

On May 6, 2005, subsidiary COELCE filed an action for annulment of ICMS debits relating to the operation of credit transfer occurred in 2001, totaling the amount of R$ 1,944. It awaits a lower trial court’s judgment.

ICMS - Cancellation of invoices

On November 29, 2006, subsidiary COELCE was issued a violation notice in the updated amount of R$ 23,533, due to the cancellation of previously issued invoices with errors without proof that the operations were previously taxed. The notice was upheld at the 1st administrative level, thus it filed an appeal, which is pending trial.

On February 16, 2007, subsidiary COELCE was issued a violation notice in the updated amount of R$ 28,765 related to the same subject matter as to 2002. The notice was upheld at the first administrative level, thus the subsidiary filed an appeal, which is pending trial.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ISS - Municipality of Fortaleza

On August 8, 2007, subsidiary COELCE filed an action for annulment of ISS debits on: (i) provision of accessory services essential for power supply, (ii) chattel lease services and (iii) lack of withholding of ISS at source, for the period from July 1998 to January 2000, totaling R$ 4,684. The subsidiary awaits lower trial court’s judgment.

Although the subsidiary has filed an annulment action, on October 10, 2007 the municipality of Fortaleza filed two tax foreclosure proceedings for the collection of the referred to tax debits, for which subsidiary COELCE filed a defense (motion to dismiss the execution) and awaits lower trial court’s judgment.

On July 19, 2007, subsidiary COELCE was issued a violation notice in the updated amount of R$ 1,327, related to the same subject matter. It filed an objection and, following the unfavorable judgment, a voluntary appeal. It awaits the appellate court’s judgment.

The municipality of Fortaleza filed three tax foreclosure proceedings, which total R$ 24,219 to collect ISS debits on the provision of accessory services indispensible for energy supply. Subsidiary COELCE awaits appellate court decision in the two cases. In 2012 a judgment was rendered to one of the tax foreclosures, denying the appeal filed by the Tax Authority and, accordingly, the latter filed a Special Appeal to the Superior Court of Justice, which awaits trial.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ISS - Municipality of Fortaleza--Continued

On July 19, 2007, subsidiary COELCE was issued a violation notice in the updated amount of R$ 2,837, related to services provided in other municipalities, which tax was paid in the respective location it was provided. Subsidiary COELCE filed an objection and, following an unfavorable judgment, a voluntary appeal. An expert evidence was produced and awaits the second administrative level decision

On May 7, 2010, subsidiary COELCE was issued a violation notice in the updated amount of R$ 1,190 related to 2007. It filed an administrative defense and awaits a first administrative level decision.

Subsidiary COELCE was issued four violation notices on September 26, 2012 in the updated amount of R$ 8,051 related to 2008. It filed an administrative defense and awaits the first administrative level decision.

ISS - Municipality of Iguatu

The municipality of Iguatu filed a tax foreclosure proceeding, in the updated amount of R$ 2,719, for ISS debits for the period 2004 to 2008, charged due to existence of differences between the tax returns filed by subsidiary COELCE. COELCE filed a motion to stay execution, which awaits trial.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ICMS - Credit reversal - low income consumers

The municipality of Fortaleza issued a violation notice on October 2, 2009, in the updated amount of R$ 24,555, to collect ICMS in 2005 due to insufficient reversal of ICMS credits for non-taxable sales to consumers classified as “low income”. Subsidiary COELCE filed a defense. An unfavorable administrative decision was rendered and on October 7, 2010 subsidiary COELCE filed an appeal. On June 27, 2011 a second administrative level decision was rendered which upheld the first level decision, which considered the violation notice valid. Subsidiary COELCE filed a Special Appeal and awaits trial. On July 1, 2012 it was denied and the subsidiary will discuss the theme in the judicial level.

Additionally, on June 17, 2011, subsidiary COELCE was issued a violation notice in relation to 2006, in the updated amount of R$ 19,947. On July 19, 2011, it filed a defense, which judgment was unfavorable to the Company. On May 25, 2012, it filed a voluntary appeal, which awaits trial.

On December 21, 2012, subsidiary COELCE was issued a violation notice related to the same subject matter, for the 2007 fiscal year, in the updated amount of R$ 13,505. It will file a defense at the first administrative level.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

PIS/IRPJ - Violation Notices

These are two violation notices for the collection of PIS and IRPJ for the first, second and third quarters of 1998 due to lack of payment detected by the internal audit of the Brazilian Finance Office, in reviewing tax returns filed. Subsidiary COELCE filed a defense, which was rendered partially valid. On October 16, 2008, subsidiary COELCE filed an appeal. On June 28, 2012, it was notified of the judgment related to the collection of PIS that held the appeal valid and settled the collection. The subsidiary awaits the trial of the appeal related to the violation notice for IRPJ. The updated amount involved is R$ 3,717.

CSLL/IRPJ - Tax foreclosure proceeding

On January 19, 2009, the Federal Government filed a tax foreclosure proceeding to collect CSLL and IRPJ debits. On April 15, 2009, COELCE filed a motion to stay execution. On June 2, 201, a ruling was handed down partially upholding it, and declaring terminated the proceedings for two Certificates of Overdue Tax Liability (CDA), with no resolution on the merits, but keeping the collection of one CDA. The Federal Government filed an appeal, as well as the subsidiary (motion for clarification). The updated amount is R$ 17,888.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ICMS in certain operations

On June 17, 2011 COELCE was issued a violation notice claiming ICMS debits from operations in the “COELCE Plus” modality without issue of fiscal documentation in

2006. The subsidiary filed its defense on July 19, 2011 and on July 10, 2012 it was notified of the judgment that held the violation notice valid. On August 16, 2012 the subsidiary filed an appeal and awaits the second administrative level decision. The updated amount is R$ 1,735.

On May 30, 2012, the subsidiary COELCE was issued a violation notice related to the same subject matter for the 2007 fiscal year. The subsidiary filed its defense on June 29, 2012 and awaits first administrative level’s decision. The updated amount is R$ 5,747.

On August 1, 2012, subsidiary COELCE was issued a violation notice related to the same subject matter, in connection with the operation carried out in April 2007. The defense was filed on August 31, 2012 and the subsidiary awaits first administrative level’s decision. The updated amount is R$ 366.

Additionally, on October 1, 2012, subsidiary COELCE was issued a violation notice for the 2008 fiscal year, in the updated amount of R$ 4,599. The defense was filed and awaits first administrative level’s decision.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ICMS - Energy acquired for own consumption

On June 17, 2011, subsidiary COELCE was issued notice of violation claiming ICMS debits related to electricity consumed by the company in 2006. The subsidiary filed its defense on July 19, 2011 and awaits a first administrative level decision. On October 10, 2011, a decision was rendered upholding the notice of violation. The judgment was held valid at the second administrative level and the subsidiary waits to be notified to proceed with its defense. The updated amount is R$ 2,547.

On August 1, 2012, the subsidiary COELCE was issued a violation notice related to the same subject matter, related to 2007 fiscal year. On August 31, 2012, the subsidiary filed its defense and awaits first administrative level’s decision. The updated amount is R$ 2,330.

ICMS - Difference between recorded carrying amounts and the related amounts per the tax returns

On June 17, 2011, subsidiary COELCE was issued notice of violation claiming ICMS debits relating to alleged differences between the recorded carrying amounts and the related amounts reported in the tax returns. The subsidiary filed its defense on July 19, 2011, but the violation notice was held invalid at first administrative level. The subsidiary filed a Voluntary Appeal and awaits a decision at the 2nd administrative level. The updated amount is R$ 1,907.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

COFINS - Action for annulment

On September 17, 2009, the subsidiary filed an Action for annulment to suspend the payment of credit collected by the Tax Authority as COFINS, since it understands that such credits are settled due to offset, and the right to collect it would be barred by preemption. At a lower trial court’s judgment, the suspensive effect was granted. The updated amount is R$ 1,009.

In addition to the aforementioned lawsuits, subsidiary COELCE is also a party to other minor lawsuits, which involve CSLL, PIS, COFINS, ICMS, IPTU and ISS, in the total amount of R$ 4,156.

Contingent assets

Subsidiary COELCE filed for a Writ of Mandamus questioning unconstitutionality of Law No. 9,718/98, which increased the COFINS calculation base, as well as offsetting of tax overpayments against any taxes administered by Brazilian IRS. A favorable decision was rendered and the amount of credit to request its refund/offset is being determined.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia

Withholding income tax - Fixed Rate Notes (FRN) issue

On July 1, 2005, the Brazilian IRS issued a notice of violation against the Company for considering that subsidiary Ampla Energia was not entitled to the tax benefit of reducing to zero the rate of withholding income tax- IRRF levied on interest and other earnings remitted abroad, as a result of Fixed Rate Notes (FRN) issued by the subsidiary in 1998. A second administrative level decision in favor of subsidiary Ampla was rendered not upholding the notice of violation. In January 2010, the Company was notified of the decision and the Special Appeal filed by IRS, which is pending trial. On December 21, 2012, subsidiary Ampla Energia was notified of the decision by the Higher Board of Tax Appeals that held the violation notice valid. On December 28, 2012 the Company filed motions for clarification that wait to be appreciated. The amount involved, updated at December 31, 2012, is R$ 819,886 (R$ 783,201 in 2011).

COFINS - Notice of violation - period after tax immunity

The Brazilian IRS issued a notice of violation to collect COFINS debits resulting from alleged underpayments in the period from December 2001 to June 2002. Subsidiary Ampla Energia filed an objection against the notice, which was granted at the first administrative level. The subsidiary filed a voluntary appeal, which was ruled in November 2007 to be partially valid: valid for purposes of repealing COFINS levy on financial income but not valid in relation to the non-taxation of income from sales of energy in the period from the end of December to March 2002, corresponding to a 90-day period for application of the rule that changes social contribution, as set forth in the Federal Constitution. Both the IRS and the subsidiary filed appeals to the Higher Board of Tax Appeals.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

COFINS - Notice of violation - period after tax immunity —Continued

On August 24, 2009, the subsidiary filed an interlocutory appeal to the President of the Higher Board of Tax Appeals for admission of the special appeal filed. The interlocutory appeal was dismissed and, on May 5, 2010, the subsidiary was notified accordingly. On July 5, 2010 subsidiary Ampla was notified to present the amounts that represent the financial inflows and on July 26, 2010, it filed its response to the notification. The special appeal filed by the Brazilian Finance Office awaits trial. The amount involved, updated at December 31, 2012, is R$ 179,434 (R$ 172,681 in 2011)

ICMS - Deadline for Payment

On September 26, 2005, the subsidiary was issued a violation notice by the Rio de Janeiro Finance Office, due to voluntary payment, outside the legal term prescribed by Decree No. 31632/02, of ICMS and additional ICMS destined to the State Fund to Combat Poverty without the payment of legal increases. At the first administrative level decision the violation notice was upheld by the Board of Tax Review. Subsidiary Ampla filed an appeal. On August 26, 2010, it was issued a notification stating that the Board of Tax Appeals decided against Ampla. On September 1, 2010, Ampla filed an appeal to the full Board of Tax Appeals, which was denied on May 9, 2012. On August 30, 2012, Ampla learned about the decision of the Board and filed an appeal to the Tax Authority Office, which awaits trial. Notwithstanding the appeal filed to the Tax Authority Office, the violation notices were registered as overdue tax liabilities on November 1, 2012. Accordingly, subsidiary Ampla Energia filed an action for a provisional remedy for early guarantee aimed at obtaining a Certificate of Suspended Debt/Tax Liability. The preliminary injunction for this action was granted on November 13, 2012. The amount involved, updated at December 31, 2012, is R$ 210,400 (R$ 188,256 in 2011).

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

ICMS - Credit arising from acquisition of fixed assets

Subsidiary Ampla Energia was issued four violation notices to collect debits for the periods from December 1996 to November 1998, November 1998 to March 1999, July 1997 to October 1998, and January 2007 to December 2011, alleging lack of proof of ICMS credits from the purchase of fixed assets and/or the allegation that the fixed assets were not related to the subsidiary’s end-activity. For the first two notices of violation, the subsidiary awaits a second administrative level decision; for the third one it awaits the debit to be registered as an overdue tax liability of the State of Rio de Janeiro so that it may proceed with the discussion at the judicial level, and regarding the fourth notice, it filed an objection in September 2012 and awaits trial. The updated amounts at December 31, 2012 respectively, represent R$ 6,946 (total amount of the notice - R$ 11,576), R$ 1,776, R$ 22,124 and R$ 47,390 (R$ 10,439, R$ 1,605 and R$ 20,336 in 2011). Regarding the first violation notice, Management, based on the legal opinion of its external lawyers, decided to recognize a provision in the updated amount of R$ 4,630 at December 31, 2012, equal to 40% of the notice amount, since it understands that the probability of loss at this percentage is probable, according to the information on probable risks.

Additionally, subsidiary Ampla Energia filed an action for annulment of ICMS debit arising from the notice of violation for the period from November 1998 to march 1999, issued under the allegation that the subsidiary had not evidenced the amounts of ICMS credits arising from the acquisition of fixed assets, in the updated amount at December 31, 2012 of R$ 15,931 (R$ 14,422 in 2011). On August 22, 2011, a lower trial court’s judgment was rendered and dismissed the claim made by Ampla. It awaits trial of the Motions for clarification filed.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

ICMS - Offset of credits without supporting documentation

The Rio de Janeiro State Finance Office issued a notice of violation under the allegation that the subsidiary unduly recorded ICMS credits (in 1998) without supporting documentation. Subsidiary Ampla Energia awaits a second administrative level decision. The amount involved, updated at December 31, 2012, is R$ 16,236 (R$ 14,636 in 2011).

ICMS - Shipment of goods for repair

The subsidiary filed two actions for annulment of ICMS debits in the updated amount, at December 31, 2012, of R$ 11,774 and R$ 12,785 (R$ 10,652 and R$ 11,550 in 2011), upon shipments of goods for repair without ICMS levy, with no evidence of return to the establishment of origin within the statutory period of 180 days, from February 1998 to August 2000. In the first case: on December 9, 2010, a decision was rendered that dismissed the motion to stay the tax foreclosure proceeding. On December 14, 2010, subsidiary Ampla Energia filed motions for clarification. On May 12, 2011, these motions for clarification were denied. On May 30, 2011, an appeal was filed against this judgment. Regarding the second action for annulment of ICMS debits: On June 7, 2011 a judgment rendered the action for annulment invalid. On June 13, 2011, subsidiary Ampla Energia filed a motion for clarification, which was tried and denied in December 2011. Subsidiary Ampla Energia filed an appeal on February 10, 2012, which awaits trial.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

ICMS – Comparisons between managerial reports and fiscal books

Subsidiary Ampla Energia filed an Action for annulment to render invalid the violation notice to collect alleged ICMS debits in the period from December 2000 to October 2001, arising from differences observed after the comparison between managerial reports and fiscal books. After an accounting inspection is carried out, it awaits a lower trial court’s judgment. The amount involved in this lawsuit, updated at December 31, 2012, is R$ 4,592 (zero in 2011).

ICMS – Cancellation for prior months

Subsidiary Ampla Energia was issued a violation notice in August 2012 to collect alleged ICMS debits arising from differences observed between the ICMS Shipment Book and Agreement 30. These differences result from an error made while completing the Shipment Book related to invoices cancelled within the month it was incurred and prior months. Subsidiary Ampla Energia filed an objection in September 2012, alleging that such error has not given rise to underpayment of taxes, and awaits trial. The amount involved in this lawsuit, updated at December 31, 2012, is R$ 23,931 (zero in 2011).

ICMS and ICMS-FECP – Exempt and not-taxable

Subsidiary Ampla Energia was issued a violation notice in August 2012 to collect alleged ICMS debits arising from non-taxation of customers that should not have, according to inspection, be classified as exempt or non-taxable. Most invoices that allegedly were not ICMS levied have already been taxed in the prior months, since they were reinvoiced from prior months. Subsidiary Ampla Energia filed an objection in September 2012, and awaits trial. The amount involved in this lawsuit, updated at December 31, 2012, is R$ 5,771 (zero in 2011).

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

Charge for land use

There are eight proceedings against subsidiary Ampla Energia to collect charge for land use for permanence of fixed installations in public ways and public sites filed by the Municipalities of Niterói, Itaboraí, Rio Bonito and Rio das Ostras, for the period 2002 to 2009, which aggregate the updated amount at December 31, 2012 of R$ 74,043 (R$ 69,918 in 2011). In the proceeding for 2002, the subsidiary awaits a first administrative level decision on the notice of violation. With regard to the proceedings for 2003 to 2009, subsidiary Ampla Energia is discussing the charges in the judicial level, by way of a Writ of Mandamus and six tax foreclosure proceedings. The tax foreclosure proceeding proposed by the Municipality of Itaboraí related to the period from 2003 to 2009 were granted favorable decisions at lower trial and appellate courts to Ampla. The Municipality filed an appeal to the higher courts that await trial. The remaining tax foreclosures proceedings filed by the Municipality of Rio das Ostras await first administrative level decision. The Tax foreclosure proceeding filed by the municipality of Niterói related to the 2009 fiscal year, in the amount of R$ 4,939, was rendered the decision to return a period for the Municipality of Niterói to file an appeal. On July 27, 2012, the Municipality filed an interlocutory appeal. On September 10, 2012 the appellate court’s decision denied the interlocutory appeal and on September 19, 2012 the Municipality filed motions for clarification. On October 19, 2012, these Motions for clarification were denied. On November 12, 2012, the Municipality filed an appeal to the higher courts that await trial.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

Service Tax - ISS

On May 30, 2003, the municipality of Cabo Frio issued a notice of violation against subsidiary Ampla Energia attempting to collect a tax debit in the updated amount at December 31, 2012 of R$ 9,522 (R$ 9,153 in 2011), for the period January 1997 to May 2002. Subsidiary Ampla Energia filed an opposition against the violation notice, which has been pending trial since May 2003.

On September 2, 2009, the municipality of Niterói filed a tax foreclosure proceeding against subsidiary Ampla Energia attempting to collect a tax debit in the updated amount at December 31, 2012 of R$ 1,524 (R$ 1,422 in, 2011), for the period January 1999 to July 2003. In March 2010, subsidiary Ampla Energia filed its defense (motion to stay the tax foreclosure) and awaits lower trial court’s judgment.

Public site occupation charge

On June 1, 2009, subsidiary Ampla Energia filed a Writ of Mandamus against the municipality of Niterói, seeking to suspend collection of the public site occupation charge and the requirement of prior municipal license for it to perform services and maintenance, repair and intervention works in the electricity distribution network in public ways and places in the municipality. The updated amount at December 31, 2012 is R$ 6,250 (R$ 6,250 in 2011). In May 2010, subsidiary Ampla Energia filed an appeal against the judgment rendered that only partially favored it. The case is pending appellate court’s trial.

There are other proceedings against subsidiary Ampla Energia, in addition to those described above, involving IR, PIS, COFINS, ICMS, IPTU and ISS totaling R$ 4,820 at December 31, 2012.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

Contingent assets

Subsidiary Ampla Enrgia filed a lawsuit questioning the constitutionality of article 3, paragraph 1 of Law No. 9,718/98 in increasing PIS and COFINS calculation base, and requested refund of amounts paid by reason of this increase. The updated amount of this proceeding at December 31, 2012 is R$ 116,073 (R$ 106,810 in 2011). A favorable trial court and appellate court judgment was handed down to the Company. On June 16, 2011, the Federal Government filed an Appeal to the Federal Supreme Court, which is pending admissibility analysis.

Subsidiary CDSA

Social contribution tax on net profit - offset of CSLL tax loss balance

The Brazilian IRS assessed the subsidiary CDSA in relation to offset of CSLL tax loss balance for 1998 and 1999. The subsidiary CDSA received a portion of the CSLL tax loss balance at the time of its incorporation through the partial spin-off of CELG, in proportion to the assets transferred in that spin-off, when it obtained the right to offset the tax losses against CSLL liabilities of subsequent years (1998 and 1999).

Subsidiary CDSA filed a declaratory action with request for deposit of the full amount of the debit to discuss the matter in court. On September 11, 2004, a decision was rendered dismissing the application. The subsidiary CDSA has appealed and awaits trial. The updated amount of the case is R$ 16,094 (R$ 15,631 in December, 2011).

There are other minor proceedings against the subsidiary CDSA, in addition to those aforementioned, involving tax matters aggregating R$ 711 at December 31, 2012.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary CGTF

II and IPI - Eletrogêneo Group

Subsidiary CGTF filed two lawsuits (declaratory and incidental) in February 2002 and January 2003, to ensure its right to classify as “Eletrogêneo Group” imported machinery and equipment for the construction of the Thermoelectric Power Plant, which is composed of gas and steam turbo-generating units, subject to II and IPI levy at a zero % rate.

Subsidiary CGTF obtained a preliminary injunction, by way of providing guarantee to the court through judicial deposit, booked, which corresponds to the amount of R$ 78,049 (R$ 75,101 in 2011). In the main action, a lower trial court’s judgment favorable to CGTF was rendered on September 29, 2008. Consequently, the Brazilian Finance Office filed an appeal and in May 2010 there was publication of a ruling dismissing it. Said decision became definitive in July 2010, making the judgment in favor of CGTF final and unappealable.

In the incidental action, subsidiary CGTF was notified, in September 2004, of the lower trial court judgment which upheld the application of the Company. In light of this decision, the Federal Government filed an appeal and in September 2009 the appellate court’s judgment was rendered confirming the lower trial court’s judgment in favor of subsidiary CGTF. In November 2009, the Brazilian Finance Office appealed (motions for clarification) and in January 2010 there was publication of decision that dismissed such appeal. The Finance Office filed a special appeal, which was dismissed by the decision published on June 22, 2011. The Finance Office filed an appeal against such decision (interlocutory appeal). On December 13, 2012 the judgment published held the appeal filed by the Tax Authority invalid. On December 20, 2012 the Brazilian Tax Authority filed an interlocutory appeal against this judgment, which awaits trial.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary CGTF --Continued

PIS and COFINS

Subsidiary CGTF was assessed by the Brazilian IRS for differences between the amounts of PIS and COFINS declared and those carried in the periods November 2003 and February to November 2004. Subsidiary CGTF appealed (motions for clarification) against the decision of the Board of Tax Appeals, which is currently pending trial. The updated amount of the tax assessment is R$ 64,983 (R$ 62,340 in 2011).

Subsidiary CIEN

PIS/COFINS

The Brazilian Finance Office has filed two tax foreclosure proceedings for the collection of PIS and COFINS debits, subject matter of tax offset processes performed by subsidiary CIEN, in the updated amounts of R$ 972 and R$ 3,790.

In relation to the first tax foreclosure proceeding, the subsidiary CIEN filed its defense (motion to stay execution). The Brazilian Finance Office canceled one of the debits collected, reason why the contingency amount was reduced. On October 3, 2011, a ruling was rendered dismissing the motions to stay execution filed by subsidiary CIEN. On October 18, 2011, subsidiary CIEN filed an appeal, which is pending appellate court’s trial.

In relation to the second tax foreclosure proceeding, the subsidiary CIEN filed its defense (motion to stay execution). The lower trial court’s judgment, published on December 14, 2012, recognised the nullity of some of the Certificates of Overdue Tax Liability (CDAs) involved in the tax foreclosure proceedings, which reduced the amount from R$ 5,941 to R$ 3,790. The Company will file an appeal to the appellate court in relation to the remaining CDAs.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary CIEN--Continued

IRPJ/CSLL

The Brazilian IRS issued a notice of violation on December 29, 2008 to collect IRPJ and CSLL debits relating to tax underpayments in 2003, totaling R$ 26,188, adjusted by Selic rate. Subsidiary CIEN joined the installment payment program to pay the partial amount of the tax notice and filed an opposition against the portion relating to the collection of fine in December 2003, amounting to R$ 6,040. With respect to the contested portion, on March 31, 2011, subsidiary CIEN was notified of the first administrative level decision which dismissed the appeal filed. On May 2, 2011, CIEN filed a voluntary appeal, which is pending second administrative level decision. The updated contested amount is R$ 8,452.

ICMS - Rate differential

In January 2008, the State of Rio Grande do Sul filed a tax foreclosure proceeding in the amount of R$ 15,377, to collect the rate differential levied, in February, March and April 2001, on goods imported by the head office of subsidiary CIEN, located in Rio de Janeiro, and transferred by it to the branch located in the State of Rio Grande do Sul, for the manufacture and assembly of the power converter station in the municipality of Garruchos. In June 2010 a first level decision was rendered against subsidiary CIEN, dismissing the motion to stay execution. Subsidiary CIEN filed an appeal, which in December 2010 was upheld. On January 17, 2011, the Finance Office filed an appeal (motions for clarification) that was dismissed. On April 15, 2011, the Finance Office filed a special appeal. On August 30, 2011, a decision was rendered which dismissed the special appeal. The Finance Office filed a new appeal (interlocutory appeal), which is pending trial.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

25.	Provision for tax, civil and labor risks--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary CIEN--Continued

ICMS - Rate differential --Continued

The Company filed a Writ of Mandamus aimed at recognizing the Company’s right to non-payment of the difference of ICMS rates levied on the acquisition of equipment intended to CIEN’s fixed assets. The updated amount involved, R$ 1,331, related to this lawsuit is deposited in court.

In view of the Company’s adherence to the “Ajustar” (adjusting) program (refinancing and payment in installments of debts to the Government), the discussion is currently restricted to the release of the judicial deposit made related to 2001 and 2002.

On June 6, 2011, the Company filed a request for release of the judicial deposit, which awaits trial.

ICMS – Interstate energy sale

In March 2011 subsidiary CIEN was issued a violation notice assessed by the Tax Authority Office of the State of Ceará to collect ICMS levied on interstate energy sales to industrial consumers. The subsidiary filed a defense at the administrative level and awaits trial at the first administrative level. The amount involved in this lawsuit is R$ 3,810.

d)	Other lawsuits

Subsidiary Ampla Energia

Small Claims Court- The main lawsuits filed with the Small Civil Claims Court are related to the following: temporary interruption and fluctuation of energy, energy theft, energy supply disconnection, increase in electricity bill, products (insurance), indemnification for damaged devices and Serasa.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

26.	Other obligations

	12/31/2012	12/31/2011

Third-party collection	558	1,044
Advances from customers	3.837	2,226
Return - municipalities	2.817	4,388
Fines in installments	53.425	3,507
Transfer	5.199	3,408
Transfer - Pratil	-	3,418
Global Reversal Reserve	-	5,441
Personnel	1.135	1,080
Pension fund	1.731	1,086
PROVIN benefit	763	3,041
ANEEL penalty	4.823	2,581
ANEEL inspection fee	990	1,636
Estimated obligations	9.755	9,777
Other	11.333	7,812

Total	96.366	50,445

Current	44,194	41,701
Non-current	52,172	8,744

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

27.	Equity

a)	Capital

At December 31, 2012 and 2011, fully subscribed and paid-in capital is represented by 170,877,378 voting common shares with no par value.

At December 31, 2012 and 2011, the Company’s equity holding breaks down as follows:

Stockholders	12/31/2012		12/31/2011
	Number of common shares	% equity participation	Number of common shares	% equity participation

Empresa Nacional de Electricidad S.A.	60,299,607	35.29	60,299,607	35.29
Endesa Latinoamerica S.A.	-	-	47,354,669	27.71

Cono Sur Participaciones S.A.	47,354,669	27.71	-	-
Enersis S.A.	36,677,243	21.47	36,677,243	21.47

Chilectra S.A.	7,742,714	4.53	7,742,714	4.53

Chilectra Inversud S.A.	7,227,787	4.23	7,227,787	4.23
Edegel S.A.	6,957,053	4.07	6,957,053	4.07

Endesa Group	166,259,073	97.30	166,259,073	97.30

Treasury shares	4,618,298	2.70	4,618,298	2.70
Board of directors’ members	7	-	7	-

Other	4,618,305		4,618,305	2.70

Total	170,877,378	100.00	170,877,378	100.00

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

27.	Equity--Continued

b)	Legal reserve

The Company’s Articles of Incorporation sets forth that 5% of the annual net income will be used to set up legal reserve, which shall not exceed 20% of the Company’s capital.

From 2002 on the Company no longer recognizes a legal reserve, in compliance with the provisions of Article 193, paragraph 1, of Law No. 6,404/76, since the sum-up of its capital reserve and legal reserve exceeded 30% of capital.

c)	Statutory reserve for working capital

As provided for by the Company’s Articles of Incorporation, the remaining income for the year, after dividend distribution, will be allocated to a statutory reserve for working capital, except for an adverse resolution at the General Shareholders’ Meeting, as proposed by the Board of Directors. The total of the statutory reserve working capital amount should not exceed the amount of the subscribed capital.

As shown in the Note below, at December 31, 2012 the Company allocated the amount of R$ 48,914 (R$ 598,797 in 2011) to recognize the statutory reserve for working capital.

d)	Dividends

In accordance with the Company’s Articles of Incorporation, the mandatory minimum dividend is 25% on adjusted net income, as set forth by Article 202 of Law No. 6,404/76.

The calculation basis of the mandatory minimum dividends is as follows:

Dividends were calculated as follows:

12/31/2012

Net income for the year	1,003,817
(+) Depreciation of PP&E (deemed cost)	55,704
Adjusted profit	1,059,521
Mandatory minimum dividends	264,880
Additional proposed dividends	741,665

52,976
Actuarial loss on subsidiaries’s pension fund	(4,062)

Income reserve – statutory reserve for working capital	48,914

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

27. Equity--Continued

e)	Capital reserve

In 2005, shareholders increased the Company’s capital through investments in its current subsidiaries. This capital increase was divided into paid-up capital and capital reserve - Goodwill at the amount exceeding the value attributed to capital.

f)	Other comprehensive income

f.1)	Other comprehensive income - actuarial gains and losses

Pursuant to the standard IAS 19 - Employee Benefits (“IAS 19”), actuarial gains and losses are generated by adjustments and changes in actuarial assumptions of pension and retirement benefit plans and actuarial commitments referring to the health plan must be recognised under other comprehensive income. At December 31, 2012, the Company recognised the net balance of actuarial losses, under other comprehensive income, in the amount of R$ 7,574 (R$ 135,788 in 2011).

f.2)	Other comprehensive income - cumulative translation adjustment

Pursuant to IAS 21, which determines that the effects of exchange variation on foreign investments be recognised under other comprehensive income, at December 31, 2012 the Company recognised the amount of R$ 80 (R$ 118 in 2011) from the conversion of financial statements of foreign subsidiaries, Compañia de Transmisión Del Mercosul S.A. - CTM and Transportadora de Energia S.A. – TESA.

f.3)	Other comprehensive income – gains and losses from cash flow hedge

Pursuant to IAS 39, which determines that the effective portion of gains or losses from derivative financial instruments classified as cash flow hedge be directly recognised in equity under other comprehensive income (OCI), at December 31, 2012 the Company recognised the net amount of R$ 1,607 (R$ 1,436 in 2011) in other comprehensive income.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

28. Commitments

The Group’s main long-term-contract-related commitments are as follows:

COELCE

	Effective up to	2013	2014	2015	2016	2017	After 2017	Total

Endesa Fortaleza-CGTF	2023	513,467	528,451	546,447	571,491	597,906	4,136,462	6,894,224
Proinfa	2025	45,818	47,651	49,557	51,539	53,601	513,643	761,809
Energy Works	2013	5	-	-	-	-	-	5
Wind Energy – Wobben	2018	5,868	6,041	4,731	4,901	5,107	5,337	31,985
1st LEE - Product 2005	2012	227,765	236,094	243,013	253,426	262,843	767,102	1,990,243
1st LEE - Product 2006	2013	204,784	212,194	218,157	227,505	235,959	1,042,797	2,141,396
1st LEE - Product 2007	2014	50,025	51,245	50,770	52,946	54,913	309,492	569,391
2nd LEE - Product 2008	2015	51,628	53,693	55,840	58,233	60,397	416,822	696,613
4th LEE - Product 2009	2016	18,070	18,792	19,544	20,382	21,139	173,781	271,708
1st LEN - Product 2008	2037	29,351	30,525	31,746	33,106	34,337	282,875	441,940
1st LEN - Product 2009	2038	35,041	36,442	37,900	39,524	40,993	352,947	542,848
1st LEN - Product 2010	2039	104,548	108,730	113,079	117,925	122,307	2,660,079	3,226,668
2st LEN - Product 2009	2038	52,990	55,110	57,314	59,770	61,991	1,491,723	1,778,898
3rd LEN - Product 2011	2040	80,173	83,380	86,716	90,431	93,792	2,192,228	2,626,720
5th LEE - Product 2007	2014	2,083	2,167	2,253	2,350	2,437	13,737	25,027
4th LEN - Product 2010	2024	11,986	12,466	12,964	13,520	14,022	115,274	180,232
5th LEN - Product 2012	2041	109,585	113,969	118,528	123,606	128,199	2,592,636	3,186,523
Santo Antônio Auction - Product 2012	2041	11,280	29,870	46,589	50,340	52,211	2,123,644	2,313,934
Jirau Auction- Product 2013	2042	4,909	9,531	13,874	17,192	17,830	772,772	836,108
6th LEN - Product 2011	2025	4,807	4,999	5,199	5,421	5,623	53,921	79,970
7th LEN - Product 2013	2042	44,037	45,799	47,631	49,672	51,518	705,768	944,425
Belo Monte Auction	2044	-	-	3,082	53,513	148,474	7,579,785	7,784,854
10th New Energy Auction	2045	-	-	18,565	19,360	20,080	983,987	1,041,992
11th LEN - Product 2015	2044	-	-	35,480	37,001	38,375	1,880,545	1,991,401
12th LEN Product 2014	2043	-	92,393	106,913	111,494	115,637	2,995,709	3,422,146

Total		1,608,220	1,779,542	1,925,892	2,064,648	2,239,691	34,163,066	43,781,059

Ampla Energia

	Effective up to	2013	2014	2015	2016	2017	After 2017	Total

ITAIPU	2023	241,207	246,031	250,952	255,971	261,090	1,679,929	2,935,180
PROINFA	2030	60,235	62,945	65,715	68,344	71,077	1,229,064	1,557,380
ENERTRADE	2022	48,278	50,451	52,721	55,093	57,573	329,136	593,252
CCEAR 2006	2013	249,467	-	-	-	-	-	249,467
CCEAR 2007	2014	44,682	46,692	-	-	-	-	91,374
CCEAR 2007 - Existing energy (A-1)	2014	6,068	6,341	-	-	-	-	12,409
CCEAR 2008 - Existing energy	2015	75,934	79,351	82,843	-	-	-	238,128
CCEAR 2009 - Existing energy	2016	45,780	47,840	49,945	51,943	-	-	195,508
CCEAR 2008 - New energy	2022/2037	20,388	21,305	22,243	23,132	24,058	198,380	309,506
CCEAR 2009 - New energy	2023/2038	24,741	25,854	26,992	28,071	29,194	251,318	386,170
CCEAR 2009 - New energy (A-3)	2023/2038	37,620	39,313	41,043	42,684	44,392	1,063,858	1,268,910
CCEAR 2010 - New energy	2024/2039	94,647	98,906	103,258	107,388	111,683	2,424,368	2,940,250
CCEAR 2011 - New energy	2025/2040	50,596	52,873	55,199	57,407	59,703	1,394,401	1,670,179
CCEAR 2010 - New energy (A-3)	2024	8,495	8,878	9,268	9,639	10,025	82,345	128,650
CCEAR 2012 - New energy (A-5)	2026/2041	115,179	120,362	125,658	130,685	135,912	2,616,459	3,244,255
CCEAR 2011 - New energy (A-3)	2025	3,147	3,289	3,433	3,571	3,713	35,584	52,737
CCEAR 2013 - New energy (A-5)	2027/2042	312,785	326,861	341,243	354,892	369,088	5,028,292	6,733,161
CCEAR 2012 - New energy (UHE Santo Antonio)	2041	12,124	32,261	50,511	54,429	56,606	2,300,803	2,506,734
CCEAR 2013 - New energy (UHE Jirau)	2042	32,890	62,594	90,720	111,735	116,204	5,033,003	5,447,146
CCEAR 2016 - New energy (A-5)	2035/2045	-	-	-	20,694	21,522	645,036	687,252
Quota MP579 (estimate)	2042	40,515	42,338	44,201	45,969	47,808	2,070,642	2,291,473
Angra I e II	2045	54,731	57,194	59,710	62,099	64,583	3,356,125	3,654,442

Total		1,579,509	1,431,679	1,475,655	1,483,746	1,484,231	29,738,743	37,193,563

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

28. Commitments--Continued

The amounts related to contracts for purchase of electricity represent the total amount contract by the current price at the end of 2012, approved by ANEEL.

The subsidiary CDSA maintains commitments of electricity supply entered into with free customers and distributors through Contracts of Purchase and Sale of Electricity under Regulated Environment (CCAR) in the amount of R$ 2,290,985.

CGTF maintains commitments of electricity supply entered into with the related party COELCE, with which they have an exclusive long-term electricity supply contract in the amount of R$ 3,839,025 (gross revenue).

29. Post-employment benefits

Subsidiary Ampla Energia

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

The retirement and pension benefit plans are actuarially evaluated in order to measure the sponsor’s commitments with benefit plans offered to its employees and former employees. The balance recorded at December 31, 2012, in the amount of R$ 480,896 (R$ 529,230 in 2011), corresponds to the total liabilities of the sponsor in relation to the plan of benefits.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

Subsidiary Ampla Energia--Continued

The plans managed by subsidiary have the following key characteristics:

a)   Supplementary Retirement Plan - PCA (Defined Benefit)

Sponsor (unaudited information)

It contributes with 2.86% of the payroll and the payment of administrative expenses of approximately R$ 180 per month.

Active participants

The contribution corresponds to cumulative percentages in accordance with salary range, and based on the social security maximum limit, ranging from 1.75% to 10% of the salary.

Assisted participants

This contribution is set on an annual basis, based on the funding plan, which currently corresponds to the same cumulative percentages effective to the active participants.

At December 31, 2001, the subsidiary Ampla Energia recorded actuarial deficit amounting to R$ 118,221, presented in the Supplementary Retirement Plan (PCA), in accordance with CVM Rule No. 371 of December 13, 2000. This deficit was supported by the contracted executed on January 1, 2002 with BRASILETROS, setting forth that the this deficit would be amortized within 20 years with a grace period of 2 and a half years at a 6% interest rate per annum, plus INPV variations.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

Subsidiary Ampla Energia--Continued

b)	Variable Contribution Retirement Plan - PACV (Defined Contribution)

Sponsor

It contributes with 4.06% of the active participants’ payroll, of which 0.1% is destined to cover benefits and 1.7% to administrative expenses, totaling 5.65% of payroll.

Active participants

PACV active participants shall make the contribution described in the Plan Rules, given that the average percentage calculated based on the PACV active population at the evaluation base date is equivalent to 4.77% of the PACV active participants’ payroll.

Ampla Energia is obliged to grant health care benefits only to former employees who were dismissed up to December 31, 1997 and who evidenced their absence through the public pension system. These benefits are optional and covered by the Company and the users on a pre-paid basis.

The plan is managed by Unimed Leste Fluminense by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The costing is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

Subsidiary Ampla Energia--Continued

c)   Retiree’s health care plan (PAMA)

The plan may be divided into 3 different groups, which share the same policy:

- Assets – the plan is granted to employees and dependants. The cost collected from employees is determined by the company according to the table broken down into three age ranges, collected by family group or family members. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law No. 9,656.

- Retirees Law No. 9,656 – the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No. 9,656. The cost is directly collected by Unimed, the plan’s manager, and contributions per capita are structured by age range.

- Retirees PDI – the group of retirees and dependants who enjoy the benefit to remain in the plan, and the costing are determined according to the same rules applied to that of employees, that is, contribution tables with three age ranges, collected by family group or family member in the plan.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

Subsidiary Ampla Energia--Continued

d)   Benefit of payment of FGTS fine upon retirement

By way of a collective bargaining agreement, the company makes payments of an amount equal to 40% of the FGTS (Government Severance Indemnity Fund for Employees) to those employees requesting termination of employment based on duly evidenced retirement purpose.

Only employees who achieved at least 70% of the length of service at Ampla Energia will be entitled to this benefit.

Subsidiary COELCE

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

The plans managed by subsidiary COELCE have the following key characteristics:

a)   Defined Contribution Plan (CD)

The subsidiary makes monthly contributions for CD Plan in the same amount as the participants’ contributions. The contribution amount varies according to the remunerations, given that its calculation is based on the rates of 2.5%, 4.0% and 9.0% applied on a “cascade” basis.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

Subsidiary COELCE--Continued

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

Plan benefits include:

▶ Supplement to disability retirement;

▶ Supplement to retirement for contribution time;

▶ Supplement to retirement by age;

▶ Supplement to special retirement;

▶ Supplement to reclusion support;

▶ Supplement to pension for death;

▶ Supplement to annual bonus.

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

On June 30, 1999, a debt contract was executed, thus consolidating all debts from retentions and delays on transfer of obligations and financial charges by the subsidiary. On June 30, 2007, a third amendment was executed, according to CGPC Resolution No. 17/96 of the Ministry of Social Security, under the following conditions:

▶

Deadline for full payment: 14 half-yearly successive installments starting at December 31, 2007 and ending at June 30, 2014. Up to December 31, 2012, the subsidiary paid 11 amortisation payments, leaving an outstanding balance of R$ 18,147 (R$ 29,398 in 2011).

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

Subsidiary COELCE--Continued

b)	Defined Benefit Plan (BD)--Continued

▶	Interest is paid on a monthly and successive basis, restated at INPC rate.

▶	The principal amount is amortized on a half-yearly basis, calculated based on the debt balance of each month, following the restatement at INPC rate.

c)	Health Care Plan

The health care plan, managed by Unimed Fortaleza, is rule by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The costing is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

The plan may be divided into 3 different groups which share the same policy:

- Assets – the plan is granted to employees and dependants. The cost collected by the plan’s manager is partially covered by the company, subject to the contribution proportion determined based on the related salary range. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law No. 9,656.

- Retirees Law No. 9,656 – the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No. 9,656. The cost is directly collected by Unimed, the plan’s manager, according to the plan rules.

- Special retirees – a closed group of retirees and dependants, partially borne by the company (60%), as a result of negotiations ratified by way of a collective agreement.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

Subsidiary COELCE--Continued

d)   Benefit of payment of FGTS fine upon retirement

Pursuant to the collective agreement in force, for retirement cases in any categories, in the event of termination of the employee agreement, the employee will be entitled to receive the fine equal to 40% of the FGTS balance for termination purposes, as set forth in the Act of Temporary Constitutional Provisions (ADCT).

The subsidiaries opted for recognizing actuarial gains and losses immediately in the year they incurred in other comprehensive income.

Reconciliation of opening and ending balances of the present value of the obligation

	Ampla Energia		COELCE		Consolidated

	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Present value of actuarial obligations at the beginning of the year	(1,064,274)	(968,746)	(716,281)	(662,529)	(1,780,557)	(1,631,275)
Cost of current services	(84)	(3,612)	(1,196)	(1,534)	(1,280)	(5,146)
Cost of interest	(107,623)	(98,375)	(72,631)	(67,257)	(180,254)	(165,632)
Participants’ contribution	(29)	(22)	-	-	(29)	(22)
Actuarial gain/(loss)	(74,037)	(69,199)	(219,094)	(28,310)	(293,131)	(97,509)
Benefits paid	76,773	75,680	45,186	43,347	121,961	119,027

Total present value of actuarial obligation	(1,169,274)	(1,064,274)	(964,016)	(716,283)	(2,133,290)	(1,780,557)

Reconciliation of opening and ending balances of the fair value of plan assets

	Ampla Energia		COELCE		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Fair value of plan assets at the beginning of the year	539,805	623,510	740,786	680,656	1,280,591	1,304,166
Expected return of the plans’ assets	57,639	72,992	80,429	80,423	138,068	153,415
Actuarial gain/(loss)	133,662	(115,306)	209,242	10,251	342,904	(105,055)
Sponsors’ contribution	34,016	34,267	21,633	12,803	55,651	47,070
Participants’ contribution	29	22	-	-	29	22
Benefits paid in the year	(76,773)	(75,680)	(45,186)	(43,347)	(121,961)	(119,027)

	688,378	539,805	1,006,904	740,786	1,695,282	1,280,591

Reconciliation of present value of the obligation and the plan assets value, with assets and liabilities recorded in the balance sheet

	Ampla Energia		COELCE		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Present value of actuarial obligations	(1,169,274)	(1,064,274)	(964,016)	(716,283)	(2,133,290)	(1,780,562)
Fair value of assets	688,378	539,805	1,006,904	740,786	1,695,282	1,280,596

Present value of obligations exceeding Fair value of assets	(480,896)	(524,469)	42,888	24,503	(438,008)	(499,966)

Recognised restrictions of assets	-	(4,761)	-	-	-	(4,761)
Effect of limit for asset recognition	-	-	(107,737)	(24,503)	(107,737)	(24,503)

Net actuarial (assets)/liabilities (*)	(480,896)	(529,230)	(64,849)	-	(545,745)	(529,230)

Debt raised	-	-	(18,147)	(35,364)	(18,147)	(35,364)

Net actuarial (assets)/liabilities calculated	(480,896)	(529,230)	(82,996)	(35,364)	(563,892)	(564,594)

(*)The amount for the Ampla Energia comprises the balance of the contracted debt

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

Expenses recorded in income statements

	Ampla Energia			COELCE			Consolidated

	12/31/2012	12/31/2011	12/31/2010 Unaudited	12/31/2012	12/31/2011	12/31/2010 Unaudited	12/31/2012	12/31/2011	12/31/2010 Unaudited

Cost of current services	84	3,612	3,479	1,196	1,534	2,063	1,280	5,146	5,542
Cost of interest	107,623	98,375	90,090	72,631	67,257	55,661	180,254	165,632	145,751
Expected return of the plans’ assets	(57,639)	(72,992)	(76,012)	(80,429)	(80,423)	(66,430)	(138,068)	(153,415)	(142,442)

Total expenses/ (revenues)	50,068	28,995	15,557	(6,602)	(11,632)	(8,706)	43,466	17,363	8,851

Total amounts recorded in other comprehensive income

	Ampla Energia			COELCE			Consolidated

	12/31/2012	12/31/2011	12/31/2010 Unaudited	12/31/2012	12/31/2011	12/31/2010 Unaudited	12/31/2012	12/31/2011	12/31/2010 Unaudited

Actuarial gain/ (loss)	59,625	(184,505)	(150,955)	(9.852)	(17,964)	(3,919)	49,773	(202,469)	(154,874)
Change in recognised restrictions of assets	4,761	15,220	4,334	(82,937)	(24,798)	(6,317)	(78,176)	(9,578)	(1,983)
Change in adjustment for debt recognition	-	-	-	(16,927)	6,307	10,236	16,927	6,307	10,236

Total other comprehensive income in the year	64,386	(169,285)	(146,621)	(75,862)	(36,455)	-	(11,476)	(205,740)	(146,621)

Actual return on plan assets

	Ampla Energia		COELCE		Consolidated

	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Expected return on plan assets	57,639	72,992	80,429	80,243	138,068	153,415
Actuarial gain (loss) on plan assets	133,662	(115,306)	209,242	10,251	342,904	(105,055)

Actual return on plan assets	191,301	(42,314)	289,671	90,674	480,972	48,360

Actuarial amounts for current and prior years

	Ampla Energia		COELCE		Consolidated

	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Defined benefit obligation	(1,169,274)	(1,064,274)	(964,016)	(716,283)	(2,133,290)	(1,780,557)
Plan assets	688,378	539,805	1,006,904	740,786	1,695,282	1,280,591
Surplus (deficit)	(480,896)	(524,469)	42,888	24,503	(438,008)	(499,966)
Adjustments of experiences on plan liabilities	(74,037)	(69,199)	(219,094)	(28,310)	(293,131)	(97,509)

Adjustments of experiences on plan assets	133,662	(115,306)	209,242	10,251	342,904	(105,055)

Main assumptions adopted

The main assumptions adopted by the independent actuary for calculation were as follows, by its nominal amount:

	Ampla Energia				COELCE
Main actuarial assumptions	PCA	PACV	PAMA	FGTS	BD	CD	Health Care Plan	FGTS
Discount rate	9.80%	9.80%	9.80%	9.80%	9.80%	9.80%	9.80%	9.80%
Expected return rate of assets	9.80%	9.80%	N/A	N/A	9.80%	9.80%	N/A	N/A
Salary growth rate	7.61%	7.61%	N/A	7.61%	7.61%	7.61%	N/A	7.61%
Expected inflation rate	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Adjustment of benefits granted	5.50%	5.50%	N/A	N/A	5.50%	5.50%	N/A	N/A
Overall mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Disability mortality table	AT-49(+6)	AT-49(+6)	AT-49(+6)	N/A	AT-49(+6)	AT-49(+6)	AT-49(+6)	N/A
Disability table	Light (Medium)	Light (Medium)	N/A	N/A	Light (Medium)	Light (Medium)	N/A	N/A
Profitability from FGTS account balance	N/A	N/A	N/A	5.50%	N/A	N/A	N/A	5.50%

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

29. Post-employment benefits--Continued

The company uses the assumption of growth of decreasing medical costs, changing from 11.57% p.a. (5.75% p.a. in actual terms) in the first projected year, reaching 6.51% p.a. (0.95% p.a. in actual terms) from 2023 on.

For cost projection, the company adopted the assumption of growth of costs according to age, of 3.00% p.a. It also adopted the assumption of actual growth of contributions to the health care plan by 1.50% p.a. All participants will have to opt for remaining in the plan upon retirement.

All participants will have to opt for remaining in the plan upon retirement.

The company adopted the assumption of zero return for the FGTS accumulated balances.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

30. Income tax and social contribution

The reconciliation of provision for income and social contribution taxes, calculated at tax rate, with the amounts in the income statements, is as follows:

	12/31/2012	12/31/2011	12/31/2010 Unaudited

Income before income taxes	2,035,605	1,612,295	1,399,944
Nominal rate	692,106	548,180	475,981

Permanent additions
Profit sharing (Management)	2,573	2,032	1,627
Management’s bonus	-	348	223
CTM and TESA rates	9,186	56	-
Profits on foreign investees – CTM	-	-	623
Donations	783	310	361
Indirect benefits	30	124	167
Nondeductible fines	7,041	2	1,323
Monetary restatement on provisions for tax, civil and labor risks	953	72	47
Depreciation in accordance with Law 8,200	196	205	216
Losses	8,715	9,107	-
Losses on accounts receivable - reversal of provision for bad debt	4,738	19,043	-
Nondeductible fines – various	-	732	-
Fringe benefits - depreciation of vehicles	-	1	2
Nondeductible donations	838	13	57
Tax loss carryforwards not recognised as assets	-	29,251	26,069

	35,053	61,296	30,715

Permanent exclusions
Tax notice 104/2009 - COELCE Plus	-	(2,329)	(15)
Amortisation of goodwill and reversal of provision	(3,570)	(7,573)	(8,274)
Equity pickup tax effect	-	-
Net effect of subsidiaries taxed by presumed profit	(104,835)	(78,582)	(63,341)
Charges on obligations with IFC	-	-	(2,066)
Revenue on cost of investments	-	-	(300)
Actuarial surplus	-	(8,897)	-

	(108,405)	(97,381)	(73,996)

Permanent deductions
Exploitation profit	(65,147)	(108,166)	(126,230)
PAT tax benefit	(1,778)	(1,955)	(1,951)
Additional IRPJ	(312)	(96)	(96)

	(67,237)	(110,217)	(128,277)

Other
Tax benefit ADENE – adjustment	-	-	(1,291)
Provision for tax, civil and labor risks – ICMS	-	(4,961)	-

Adjustment on provision for tax, civil and labor risks – IRPJ and CSLL	-	5,559	-
Differences in foreign subsidiaries	(4,204)	(1,227)	-
Other	18,324	7,525	11,379

	14,120	6,896	10,088

Current income and social contribution taxes on income statement	383,909	412,424	370,596
Deferred income and social contribution taxes on income statement	204,196	62,679	22,073
Tax incentives	(23,136)	(66,329)	(78,158)

Effective rate	564,969	408,774	314,511

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

30. Income tax and social contribution--Continued

Income and social contribution calculation bases of subsidiary CDSA were determined upon application of 8% and 12% rates, respectively, on gross income, according to the determination rules under taxable profit as a percentage of gross sales, adopted by this subsidiary CDSA, according to liberality provided by Law No. 9,964 of April 10, 2000, for those taxpayers entering into the Tax Recovery Program (REFIS).

Income tax was calculated at a 15% rate, plus 10% surtax and social contribution tax of 9%.

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

31. Net revenue

Electricity supply breakdown by class of consumers is as follows:

	Number of consumers			MWh			R$
	(Unaudited)			(Unaudited)
	12/31/2012	12/31/2011	12/31/2010	12/31/2012	12/31/2011	12/31/2010	12/31/2012	12/31/2011	12/31/2010 Unaudited

Invoiced supply-
Residential	3,392,641	3,362,496	4,417,977	6,397,620	5,699,826	6,942,667	3,535,034	3,045,198	3,166,891
Residential - low income	1,211,463	1,122,859	-	1,286,522	1,487,933	-	329,415	387,228	-
Industrial	10,639	10,682	10,637	2,253,541	2,651,145	2,800,331	872,263	915,505	947,147
Commercial, services and others	316,011	311,052	304,338	3,912,323	3,605,389	3,531,722	1,953,408	1,788,224	1,727,306
Rural	487,940	457,745	385,780	1,353,037	1,057,623	1,121,510	295,526	246,023	248,800
Government	45,162	43,697	42,613	1,023,873	914,469	884,333	488,161	448,813	429,938
Public lighting	3,395	3,283	9,037	780,139	732,899	853,423	239,000	218,820	244,111
Public services	10,350	9,980	2,917	742,515	707,883	546,764	211,933	204,940	158,030
Revenues from over demand and reactive excess	-	-	-	-	-	-	(19,444)	(12,934)	-

	5,477,601	5,321,794	5,173,349	17,749,570	16,857,167	16,680,750	7,905,296	7,241,817	6,922,223

(+) Reversal of provision for rebilling prefectures	-	-	-	-	-	-	-	-	(841)
Unbilled supply	-	-	-	-	-	-	59,042	(24,802)	11,422

Consumers, concessionaires and authorized parties	-	-	-	-	-	-	7,964,338	7,217,015	6,932,804

Electricity supply	13	14	-	418,978	404,663	-	870,333	484,308	581,741
Low-income	-	-	-	-	-	-	328,902	266,106	379,363
Short-term electricity	-	-	-	-	-	-	100,624	13,125	-
Revenue from use of electricity grid – free consumers - resale	43	37	19	-	-	-	370,684	367,389	618,848
Revenue from over demand and reactive excess - Free customers	-	-	-	-	-	-	(2)	289	-
RAP	-	-	-	-	-	-	290,563	199,568	-
Revenue from construction	-	-	-	-	-	-	572,735	619,135	823,962
Other revenue	-	-	-	-	-	-	170,489	158,532	145,045

Gross operating revenue							10,668,666	9,325,467	9,481,763

(-) Revenue deductions
State VAT (ICMS)	-	-	-	-	-	-	(2,136,963)	(1,855,960)	(1,741,693)
Contribution Tax on Gross Revenue for Social Integration Program (PIS)	-	-	-	-	-	-	(97,093)	(63,276)	(94,855)
Contribution Tax on Gross Revenue for Social Security Financing (COFINS)	-	-	-	-	-	-	(440,955)	(295,519)	(440,807)
Service tax (ISS)	-	-	-	-	-	-	(2,979)	(3,141)	(3,300)
Research and development	-	-	-	-	-	-	(14,461)	-	-
Quota for reversal global reserve	-	-	-	-	-	-	(82,900)	(116,268)	(97,464)
Quota for Global Reversion Reserve (RGR)	-	-	-	-	-	-	(43,056)	-	-
CCC/CDE Subventions	-	-	-	-	-	-	(270,988)	(333,426)	(297,775)
R&D and energy effectiveness	-	-	-	-	-	-	(55,050)	(42,607)	(67,941)
Ex-Isolated charges	-	-	-	-	-	-	(9,636)	(8,249)	(8,046)
Other taxes and contributions on revenue	-	-	-	-	-	-	(29,500)	(27,749)	(27,342)
Total revenue deductions	-	-	-	-	-	-	(3,183,581)	(2,746,195)	(2,779,223)

Total	5,477,657	5,321,845	5,173,368	18,168,548	17,261,830	16,680,750	7,485,085	6,579,272	6,702,540

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

32. Operating costs and expenses

Operating expenses breakdown according to their nature is as follows:

	12/31/2012					12/31/2011	12/31/2010 Unaudited
	Cost of services	Selling expenses	General and administrative expenses	Others	Total	Total	Total
Personal (including private pension plan)	(209,543)	(3,242)	(153,991)	-	(366,776)	(321,577)	(293,551)
Material	(21,947)	(5,634)	(2,361)	-	(29,942)	(26,803)	(22,775)
Raw material and inputs for electricity production	(127,420)	-	-	-	(127,420)	(120,512)	(133,411)
Third-party services	(403,029)	(13,071)	(108,903)	-	(525,003)	(490,810)	(486,243)
Electricity purchased for resale	(2,599,878)	-	-	-	(2,599,878)	(2,065,576)	(1,958,597)
Transmission system charges	(610,898)	-	-	-	(610,898)	(383,374)	(417,460)
System service charges	(53,328)	-	-	-	(53,328)	(57,411)	(46,568)
Asset retirement costs	(63,318)	-	(12,164)	-	(75,482)	(8,774)	-
Depreciation and amortisation	(441,518)	-	(10,179)	-	(451,697)	(452,841)	(541,121)
Financial offsetting or use of water resources	(18,305)	-	-	-	(18,305)	(15,959)	(15,737)
Deactivation losses	-	-	-	-	-	(15,362)	(16,770)
Accrual for doubtful accounts	-	(98,970)	-	-	(98,970)	(128,528)	(164,681)
ANEEL inspection fee	(11,041)	-	-	(4,561)	(15,602)	(28,162)	(14,331)
Construction cost	(572,735)	-	-	-	(572,735)	(13,460)	(823,962)
Provision for contingencies	101.851	-	(39,398)	-	62.453	(619,135)	(21,541)
Amortisation and reversal of incorporation goodwill	-	-	-	(27,013)	(27,013)	(29,518)	(32,253)
Other operating costs/expenses	(42,345)	(3,849)	(45,155)	(9,009)	(100,358)	(46,662)	(59,879)

	(5,073,454)	(124,766)	(372,151)	(40,583)	(5,610,954)	(4,824,464)	(5,048,879)

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

32. Operating costs and expenses--Continued

The breakdown of the electricity purchased for resale is as follows:

Description	12/31/2012	12/31/2011	12/31/2010 Unaudited

Centrais Elétricas S.A. - Furnas	(148,120)	(144,050)	(130,358)
Itaipu Binacional	(234,519)	(207,432)	(197,581)
Enertrade Comercializadora de Energia S.A.	(39,706)	(42,276)	(38,737)
Companhia Hidroelétrica do São Francisco – CHESF	(98,926)	(81,665)	(94,076)
Light S.A./ Cenf / Elektro	-	(137,829)	(148,907)
Petróleo Brasileiro S.A. - Petrobras	(64,131)	-	-
Companhia Energética de São Paulo- CESP	(70,937)	(66,510)	(58,162)
Centrais Elétricas do Norte do Brasil S.A.- ELETRONORTE	(46,601)	(46,564)	(41,856)
Copel Geração S.A.- COPEL	(45,562)	(40,251)	(34,298)
CEMIG - Geração e Transmissão S.A.	(43,586)	(41,643)	(37,538)
Electric Energy Sale Chamber – CCEE	(160,232)	(23,851)	(130,174)
CCEARs - Electricity Commercialization Arrangements on Regulated Environment	(693,277)	(661,390)	(767,811)
Program to Foster Alternative Electric Energy Sources - PROINFA	(95,580)	(75,887)	(79,583)
Tractebel Energia S.A.	(34,517)	(33,426)	-
Contracts as per availability	(282,660)	(153,455)	(88,075)
MCSD - Leftovers and Deficits Offsetting Mechanism	(215,697)	(201,682)	-
Other	(325,827)	(107,665)	(111,441)

	(2,599.878)	(2,065,576)	(1,958,597)

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

33. Financial income (expenses)

Description	12/31/2012	12/31/2011	12/31/2010 Unaudited

Financial income
Income from financial investments	120,075	121,429	120,050
Interest income from debentures	-	4,168	-
Penalties and arrears surcharges	96,447	84,901	91,427
Monetary variation – sundry	14,348	18,823	3,126
Monetary restatement - CELG	11,530	117,655	-
Financial income - Indemnifiable assets	487,517	23,728	33,075
Restatement of legal deposits	561	2,583	-
Pension fund charges	7,798	13,166	-
Other finance income	30,118	65,286	53,947

Total financial income	768,394	451,739	301,625

Financial expenses
Monetary variation	(41,224)	(48,339)	(20,188)
Debt charges	(171,054)	(165,955)	(188,713)
Restatement of taxes and penalties	(9,044)	(19,570)	(27,870)
Monetary restatement on provisions for tax, civil and labor risks	(68,035)	(62,177)	(60,245)
Pension plan charges	(49,984)	(25,383)	(3,309)
Fines in arrears	(12,774)	(8,649)	(9,652)
ARCE fines	(31,274)	-	-
Banking expenses	(24)	-	-
Interest expenses on debentures	(75,713)	(104,408)	(97,949)
Monetary variation on debentures	(27,937)	(13,691)	-
DIC / FIC indemnifications	(23,112)	(28,169)	(24,572)
Swap losses	(5,656)	-	-
Transactions cost	(3,718)	-	-
Energy Effectiveness Correction and R&D Program	(2,377)	(3,400)	(3,777)
IOF and IOC	(3,505)	(1,011)	(9,173)
Monetary restatement	1,749	(9,375)	(5,601)
Fines	(21,109)	-	-
Financial restatement	(24,197)	-	-
Commission – Bank	-	(7,910)	(3,159)
Other financial expenses	(16,243)	(77,311)	(91,252)

Total financial expenses	(585,231)	(575,348)	(545,460)

Exchange variation – assets	75,810	121,380	88,024
Exchange variation - liabilities	(97,499)	(140,284)	(97,906)

Total exchange variation	(21,689)	(18,904)	(9,882)

Total	161,474	(142,513)	(253,717)

Endesa Brasil S.A.

Notes to the consolidated financial statements--Continued

December 31, 2012 and 2011

(in thousands of Reais, unless when otherwise stated)

34. Profit sharing

The Company and its subsidiaries implemented a profit sharing program based on operating and financial goals previously defined, given that these goals come from the Company’s strategic planning up to each professional’s respective area, in addition to a behavioral assessment of each employee. In 2012, profit sharing amounted to R$ 3,619 (R$ 2,098 in 2011). The Company’s profit sharing amount summed up to the profit sharing amount of its subsidiaries totaled R$ 31,228 in 2012 (R$ 25,780 in 2011).

35. Insurance coverage

The Company’s subsidiaries main assets in service are covered by an operating risk policy of Endesa Group, with amount in risk for material damages totaling R$ 4,785,034, with a limit coverage for loss of profit of R$ 5,959,248 and a general indemnification limit, per loss, of R$ 3,247,312. The Group also takes out civil liability insurance included in Endesa Corporate insurance program amounting to R$ 525,292 per loss or annual aggregate for the first risk, and amounting to R$ 787,938 per loss or annual aggregate for the second risk, specifically for CDSA. Both programs are valid for the period from October 31, 2012 to October 31, 2013.

At December 31, 2012, Endesa Brasil’s subsidiaries had the following insurance coverage:

Operating risk

Subsidiaries	Effective date	Insured amount	Maximum guarantee per loss

Ampla Energia	10/31/2012 to 10/31/2013	716,943	101,478
CDSA	10/31/2012 to 10/31/2013	1,470,282	1,014,785
CIEN	10/31/2012 to 10/31/2013	1,256,560	1,014,785
CGTF	10/31/2012 to 10/31/2013	685,326	1,014,785
COELCE	10/31/2012 to 10/31/2013	655,923	101,478

Civil liability

Subsidiaries	Effective date	Maximum guarantee per loss

Ampla Energia	10/31/2012 to 10/31/2013	525,292
CDSA	10/31/2012 to 10/31/2013	787,938
CIEN	10/31/2012 to 10/31/2013	525,292
CGTF	10/31/2012 to 10/31/2013	525,292
COELCE	10/31/2012 to 10/31/2013	525,292