Form 20-F
period 2013-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2014-04-01
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .. . . . . . . . . . . . . . . . . . .

For the transition period from                  to

Commission file number: 1-13240

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

(Exact name of Registrant as specified in its charter)

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

(Translation of Registrant’s name into English)

CHILE

(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile

(Address of principal executive offices)

Fernando Gardeweg, phone: (56-22) 2353-4639, fax: (56-2) 2378-4789, fgr@endesa.cl, Santa Rosa 76, Piso 15, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Representing Common Stock Common Stock, no par value *	New York Stock Exchange New York Stock Exchange

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

☐ Yes       ☒ No

Endesa Chile’s Simplified Organizational Structure (1)

As of December 31, 2013

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents Endesa Chile’s economic interest in such subsidiary.
(2)	Through Endesa Brasil, we carry out our participation in the Brazilian electricity business, which consolidates operations of two generation companies (Endesa Fortaleza and Cachoeira Dourada), one transmission company (CIEN), and two distribution companies (Ampla and Coelce). Endesa Brasil is a subsidiary of our parent company, Enersis.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	A publicly held Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

ANEEL	Agência Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Chilean generation subsidiary of Endesa Chile that operates generation plants in the SING. Celta merged with Endesa Eco in November 2013. Endesa Eco merged with San Isidro in September 2013 and San Isidro merged with Pangue in May 2012.

Cemsa	Endesa Cemsa S.A	Energy trading company with operations in Argentina, and a subsidiary of our parent company, Enersis.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and owned by our parent company, Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by our parent company, Enersis, which operates mainly in Bogotá.

Coelce	Companhia Energética do Ceará S.A.	A publicly held Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of our parent company, Enersis.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Argentine transmission company and a subsidiary of Endesa Brasil.

Edegel	Edegel S.A.A.	A publicly held Peruvian generation company and a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	A publicly held Peruvian distribution company with a concession area in the northern part of Lima and a subsidiary of our parent company, Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with a concession area in the south of the Buenos Aires greater metropolitan area and a subsidiary of our parent company, Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company and a subsidiary of Endesa Chile, with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company and a subsidiary of our parent company, Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with operations in Chile, Colombia, Peru and Argentina and an equity interest in Brazil. Registrant of this Report.

Endesa Costanera	Endesa Costanera S.A.	A publicly held Argentine generation company controlled by Endesa Chile.

Endesa Eco	Endesa Eco S.A.	A former Chilean subsidiary of Endesa Chile and owner of Central Eólica Canela S.A. and Ojos de Agua mini hydroelectric plant. Endesa Eco was merged with Celta in November 2013.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Brazilian generation company that operates a combined cycle plant, located in the state of Ceará. Endesa Fortaleza is wholly-owned by Endesa Brasil, a subsidiary of our parent company, Enersis.

Endesa Latinoamérica	Endesa Latinoamérica S.A.U.	A subsidiary of Endesa Spain and owner of 40.3% of our parent company, Enersis. Endesa Latinoamérica was formerly known as Endesa Internacional, S.A.U.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 20.3% direct interest and 60.6% beneficial interest in our parent company, Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	Enersis S.A.	Our Chilean parent company, with a 60.0% controlling stake in Endesa Chile.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edegel in 2006.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in northern Chile that is 50% owned by Endesa Chile and it is accounted under the equity method (IRFS 11).

Gener	AES Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina and Colombia.

GNL Quintero	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG is unloaded, stored and regasified.

IDR	Issuer Default Rating	Reflects the relative vulnerability of an entity to default on its financial obligations.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina, Colombia and Peru.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pangue	Empresa Eléctrica Pangue S.A.	A former Chilean subsidiary of Endesa Chile and owner of the Pangue power station. San Isidro merged with Pangue in May 2012 and Endesa Eco merged with San Isidro in September 2013. Celta merged with Endesa Eco in November 2013.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held Chilean electricity company, owner of three power stations in the Maule River basin and a subsidiary of Endesa Chile.

San Isidro	Compañía Eléctrica San Isidro S.A.	A former Chilean subsidiary of Endesa Chile and owner of a thermal power station. San Isidro merged with Pangue in May 2012 and Endesa Eco merged with San Isidro in September 2013. Celta merged with Endesa Eco in November 2013.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

XM	Expertos de Mercado S.A. E.S.P.	Colombian company Interconexión Eléctrica S.A. (ISA)’s subsidiary that provides system management in real time services in electrical, financial and transportation sectors.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (Endesa Chile or the Company) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2013.

We are a Chilean company engaged directly and through our subsidiaries and jointly-controlled entities in the electricity generation business in Chile, Argentina, Colombia and Peru. We also have unconsolidated equity investments in companies engaged primarily in the electricity generation, transmission and distribution business in Brazil. As of the date of this Report, our direct controlling entity, Enersis S.A. (“Enersis”), owns a 60.0% stake in us. Endesa, S.A. (“Endesa Spain”), a Spanish electricity generation and distribution company, beneficially owns 60.6% of Enersis. Enel S.p.A. (“Enel”), an Italian generation and distribution company, owns 92.1% of Endesa Spain through Enel Energy Europe, S.L.U.

Financial Information

In this Report on Form 20-F, unless otherwise specified, references to “U.S. dollars,” “US$,” are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,” or “reais” are to Brazilian reais, the legal currency of Brazil; references to “soles” are to Peruvian Nuevo Sol, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Development Units (Unidades de Fomento).

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2013, one UF was equivalent to Ch$ 23,309.56. The U.S. dollar equivalent of one UF was US$ 44.43 as of December 31, 2013, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2013 of Ch$ 524.61 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

As of March 31, 2014, one UF was equivalent to Ch$ 23,606.97. The U.S. dollar equivalent of one UF was US$ 42.83 on March 31, 2014, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 551.18 per US$ 1.00.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning Endesa Chile included in this Report are presented in Chilean pesos. Since January 1, 2009, Endesa Chile has prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

Our subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions.

Until December 31, 2012, jointly-controlled companies were consolidated using the proportionate consolidation method. Commencing January 1, 2013, we began recording these jointly controlled companies using the equity method, as required by IFRS 11, “Joint Arrangements”. This change affected our accounting for Centrales

Hidroeléctricas de Aysén S.A., Inversiones GasAtacama Holding Ltda. and their subsidiaries and Transmisora Eléctrica de Quillota Ltda. Our audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were restated to give retrospective effect to the application of IFRS 11. These changes do not have any effect on equity or net income, in both cases, attributable to the shareholders of Endesa Chile. Our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 are presented in the form in which they were originally prepared in accordance with IFRS, as issued by the IASB, and do not reflect the application of IFRS 11.

Investments in associated companies over which the Company exercises significant influence are recorded in our consolidated financial statements using the equity method. For detailed information regarding subsidiaries, jointly-controlled entities and associated companies, see Appendices 1, 2 and 3 to the consolidated financial statements.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2013, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Numbers in tables may not total exactly due to rounding.

Technical Terms

References to “TW” are to terawatts; references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW.

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

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding their own energy consumption and losses on the part of the power plant), within a given period. Losses are expressed as a percentage of total energy generated.

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

RECENT DEVELOPMENTS

Bocamina II’s Shutdown

On December 17, 2013, the Court of Concepción, in southern Chile, ordered the temporary shutdown of our 350 MW coal-fired thermal power plant, Bocamina II. The court granted an injunction in favor of local fishermen who claim our facility is harmful to marine life and causes pollution. The financial impact of Bocamina II’s shutdown had no material effect on our 2013 results because its operation ceased near the end of the fiscal year. However, as of the date of this Report, the plant remains shut down while we appeal the case. On December 23, 2013, we submitted all required documents and studies to the Chilean Environmental Superintendence. Our operating margin is reduced between US$ 20 million and US$ 44 million each month the facility remains shut down.

HidroAysén Hydroelectric Project

In August 2008, HidroAysén submitted an Environmental Impact Assessment Study to the Chilean environmental authority for its approval. On May 9, 2011, we received a favorable environmental qualification resolution, though it contained certain conditions. In June 2011, opponents to the project filed 34 requests for review, and HidroAysén filed one, with the Council of Ministers, consisting of six cabinet members chaired by the Minister of the Environment, all requesting the review of certain conditions established in the resolution. By law, the authority has 60 business days to review the submission. In our cause, the authority took over two years and requested additional studies. On January 30, 2014, toward the end of former Chilean President Sebastián Piñera’s term, the Council of Ministers met to review the appeals. The majority of the issues were resolved, but the Council requested additional background information and new studies on certain points. In March 2014, Chilean President Michelle Bachelet took office and a new Council of Ministers was convened, which repealed the Council’s earlier decisions. The new Council stated it would review the matter once again and resolve all claims within the 60 business day timeframe established by law. We are awaiting the decision of the Council.

GasAtacama Acquisition

On March 31, 2014, the Board of Directors of Endesa Chile approved the acquisition from Southern Cross Latin American Private Equity Fund III, LP (“Southern Cross”) of all of its interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”), which owns 50% of GasAtacama. Endesa Chile currently holds a 48.1% economic interest in GasAtacama, and Enersis beneficially owns the remaining 1.9%. An affiliate of Southern Cross will assign Endesa Chile a US$ 28,330,155 promissory note executed by an affiliate of GasAtacama Holding in favor of the Southern Cross affiliate. Endesa Chile will pay US$ 309 million for the shares and the assignment of the promissory note. The transaction is in settlement of an arbitral dispute between Southern Cross and Endesa Chile relating to the terms of a right of first refusal provision in a shareholders agreement entered into by the parties and relating to GasAtacama Holding. Completion of the transaction is subject to execution and delivery of definitive documentation by the parties on or before April 30, 2014.

Los Cóndores Hydroelectric Project

On March 27, 2014, the Endesa Chile Board of Directors authorized the 150 MW Los Cóndores hydroelectric project, with a total investment, including the transmission line, of a US$ 661.5 million. Los Cóndores is in Chile’s seventh region and will generate power from the Laguna El Maule reservoir. Commercial start-up is expected by the end of 2018.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

A.	Selected Financial Data.

The following summary of consolidated financial data should be read in conjunction with our audited consolidated financial statements included in this Report. The consolidated financial data as of and for the years ended December 31, 2010 and 2009 are derived from our audited consolidated financial statements not included in this Report. Our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012, and 2011 were prepared in accordance with IFRS, as issued by the IASB.

Until December 31, 2012, jointly-controlled companies were consolidated using the proportionate consolidation method. Commencing January 1, 2013, we began recording these jointly controlled companies using the equity method, as required by IFRS 11, “Joint Arrangements”. This change affected our accounting for Centrales Hidroeléctricas de Aysén S.A., Inversiones GasAtacama Holding Ltda. and their subsidiaries and Transmisora Eléctrica de Quillota Ltda. Our audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were restated to give retrospective effect to the application of IFRS 11. These changes do not have any effect on equity or net income, in both cases, attributable to the shareholders of Endesa Chile. Our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 are presented in the form in which they were originally prepared in accordance with IFRS, as issued by the IASB, and do not reflect the application of IFRS 11.

Amounts are expressed in millions except for ratios, operating data, shares and ADS (American Depositary Shares) data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2013, is translated at the Observed Exchange Rate for that date of Ch$ 524.61 per US$ 1.00. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “— Exchange Rates” below.

The following tables set forth the selected consolidated financial data of Endesa Chile for the periods indicated and the operating data by country:

	As of and for the year ended December 31,
	2013 (1)	2013	2012 (2)	2011 (2)	2010	2009
	(US$ millions)			(Ch$ millions)
Consolidated income statement data
Revenues	3,865	2,027,432	2,320,385	2,284,265	2,435,382	2,418,919
Operating expense (3)	(2,372)	(1,244,593)	(1,707,969)	(1,517,575)	(1,544,658)	(1,401,988)

Operating income	1,493	782,839	612,416	766,690	890,724	1,016,931
Financial income (expense), net	(261)	(137,130)	(146,995)	(119,091)	(119,717)	(170,796)
Total gain (loss) on sale of non-current assets not held for sale	5	2,564	765	973	1,621	65
Other non-operating income	229	120,140	135,670	139,893	91,947	98,368

Net income before tax	1,465	768,413	601,856	788,465	864,575	944,568
Income tax	(391)	(204,907)	(182,833)	(207,330)	(179,964)	(172,468)

Net income	1,074	563,506	419,023	581,135	684,611	772,100
Net income attributable to shareholders of Endesa Chile	675	353,927	234,335	446,874	533,556	627,053
Net income attributable to non-controlling interests	399	209,579	184,688	134,261	151,055	145,047
Net income (loss) from continuing operations per share, basic and diluted (Ch$ / US$)	0.08	43.15	28.57	54.49	65.05	76.45
Net income (loss) from continuing operations per ADS (Ch$ / US$)	2.47	1,294.50	857.13	1,634.70	1,953.00	2,293.50
Net income (loss) per Share, basic and diluted (Ch$ / US$ per share)	0.08	43.15	28.57	54.49	65.05	76.45
Net income (loss) per ADS (Ch$ / US$ per ADS)	2.47	1,294.50	857.13	1,634.70	1,953.00	2,293.50
Cash dividends per share (Ch$ / US$ per share)	0.027	14.29	27.24	32.53	17.53	25.25
Cash dividends per ADS (Ch$ / US$ per ADS)	0.82	428.57	817.28	975.90	525.90	757.50
Number of shares of common stock (millions)	8,202	8,202	8,202	8,202	8,202	8,202
Number of ADS (millions)	—	12	14	13	11	13

Consolidated balance sheet data
Total assets	12,890	6,762,125	6,453,231	6,506,747	6,034,872	6,169,353
Non-current liabilities	3,690	1,935,919	1,952,720	2,159,729	1,969,055	2,233,249
Equity attributable to owners of parent	5,055	2,651,968	2,541,242	2,558,538	2,376,487	2,069,086
Equity attributable to non-controlling interests	1,784	935,846	893,251	882,460	728,340	885,916
Total equity	6,839	3,587,814	3,434,493	3,440,998	3,104,827	2,995,002
Capital stock (4)	2,931	1,537,723	1,537,723	1,537,723	1,537,723	1,537,723

Other consolidated financial data
Capital expenditures (CAPEX) (5)	557	292,017	257,483	263,608	258,790	316,002
Depreciation, amortization and impairment losses (6)	374	196,155	195,685	179,978	179,714	240,142

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into U.S. dollars at the exchange rate of Ch$ 524.61 per U.S. dollar, the Observed Exchange Rate for December 31, 2013.
(2)	Restated as a result of the application of IFRS 11.
(3)	Operating expense includes selling and administration expense.
(4)	Includes share premium.
(5)	CAPEX figures represent actual payments for each year.
(6)	For further detail please refer to Notes 7C and 26 to the Consolidated Financial Statements.

	As of and for the year ended December 31,
	2013	2012	2011	2010	2009
Operating data by country
Endesa Chile
Installed capacity in Chile (MW) (1)	5,571	5,571	5,221	5,221	5,260
Installed capacity in Argentina (MW)	3,652	3,652	3,652	3,652	3,652
Installed capacity in Colombia (MW)	2,925	2,914	2,914	2,914	2,895
Installed capacity in Peru (MW)	1,540	1,657	1,668	1,668	1,667
Generation in Chile (GWh) (1) (2)	19,438	19,194	19,296	19,096	20,266
Generation in Argentina (GWh) (2)	10,840	11,207	10,713	10,862	11,877
Generation in Colombia (GWh) (2)	12,748	13,251	12,051	11,237	12,622
Generation in Peru (GWh) (2)	8,391	8,570	8,980	8,293	7,984

(1)	Excludes the capacity and generation of GasAtacama, which was included in previous filings, because GasAtacama is now recorded under the equity method due to the application of IFRS 11.
(2)	Beginning in 2013, we changed how we calculate our electricity generation. The impact of applying the new criteria on a cumulative basis for 2009 through 2012 is not material. We now report the energy effectively available for sales in all countries.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso). These exchange rate fluctuations will likely affect the price of our ADSs and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2013, the U.S. dollar exchange rate used by us was Ch$ 524.61 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$) (1)
Year ended December 31,	Low (2)	High (2)	Average (3)	Period-end
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
2011	455.91	533.74	483.45	519.20
2010	468.01	549.17	510.38	468.01
2009	491.09	643.87	554.22	507.10
Month ended
March 2014	550.53	573.24	n.a.	551.18
February 2014	546.94	563.32	n.a.	559.38
January 2014	527.53	553.84	n.a.	553.84
December 2013	523.76	533.95	n.a.	524.61
November 2013	512.53	529.64	n.a.	529.64
October 2013	493.96	508.58	n.a.	507.64

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of March 31, 2014, the U.S. dollar exchange rate was Ch$ 551.18 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2013, one determines the percent change between the reciprocal of Ch$ 479.96 (the value of one U.S. dollar as of December 31, 2012) and the reciprocal of Ch$ 524.61 (the value of one U.S. dollar as of December 31, 2013). In this example, the percentage change between 0.002084 (the reciprocal of Ch$ 479.96) and 0.001906 (the reciprocal of Ch$ 524.61) is negative 8.5%, which represents the 2013 year-end devaluation of the Chilean peso against the 2012 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2009 through December 31, 2013 and through the date indicated in the table below, based on information published by the Central Bank of Chile.

	Chilean Peso Equivalent of US$ 1
	Period End	Appreciation (Devaluation) (1)
Year ended December 31,	(in Ch$)	(in %)
2013	524.61	(8.5)
2012	479.96	8.2
2011	519.20	(9.9)
2010	468.01	8.4
2009	507.10	25.5

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

A financial or other crisis in any region worldwide can have a significant impact on the countries in which we operate, and consequently, may adversely affect our operations, as well as our liquidity.

The five countries in which we operate are vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect their growth. If any of these economies experience lower than expected economic growth or a recession, it is likely that our customers will demand less electricity. Furthermore, some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political crisis in other parts of the world could also adversely affect our business. For example, the current crisis in Ukraine could result in higher fuel prices worldwide, which in turn could increase our cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, a financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions. Our ability to tap the capital markets in the five countries in which we operate, as well as the international capital markets for other sources of liquidity, may also be diminished, or such financing may be available only at higher interest levels. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.

All of our operations are located in five South American countries. Accordingly, our consolidated revenues may be affected by the performance of South American economies as a whole. If local, regional, or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected. Moreover, we have investments in volatile countries, such as Argentina. Insufficient cash flows for our subsidiaries located in Argentina have, in some cases, resulted in their inability to meet debt obligations and the need to seek waivers to comply with restrictive debt covenants.

The majority of our operating income is generated in Chile and Colombia, and as a result our financial condition and results of operations are particularly dependent on Chilean and Colombian economic performance. In 2013, Chilean GDP increased by 4.2% compared to a 5.6% increase in 2012. In 2014, Chilean GDP is forecast to grow by 3.75% to 4.75% according to the Central Bank of Chile. In 2013, Colombian GDP increased by 4.0%, as it did in 2012. In 2014, Colombian GDP is forecast to grow by 4.5% according to the Central Bank of Colombia. Future adverse developments in the Chilean and Colombian economies may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition.

In addition, South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country may have a significant contagion effect on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be adversely affected by events in other countries, which could adversely affect the value of our securities.

Certain South American countries have been historically characterized by frequent and occasionally drastic economic interventionist measures by governmental authorities, including expropriations, which may adversely affect our business and financial results.

Governmental authorities have altered monetary, credit, tariff, tax and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru. To a lesser extent, the Chilean government has also exercised in the past and continues to exercise a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. These governmental actions, intended to control inflation and affect other policies, have often involved wage, price and tariff rate controls, as well as other interventionist measures, such as expropriation or nationalization. For example, Argentina froze bank accounts and imposed capital restrictions in 2001, nationalized the private sector pension funds in 2008, used its Central Bank reserves to pay down indebtedness maturing in 2010 and expropriated Repsol’s 51% stake in YPF in 2012. In 2010, Colombia imposed an equity tax to finance reconstruction and repair efforts related to severe flooding, which resulted in an extraordinary tax expense accrual booked in January 2011 for taxes payable in 2011 through 2014.

Changes in the policies of these governmental and monetary authorities with respect to tariffs, exchange controls, regulations and taxation could reduce our profitability. Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances, could also reduce our profitability. Any of these scenarios could adversely affect our results of operations and financial condition.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants, transmission and distribution assets, pipelines, LNG terminals and re-gasification plants, storage and chartered LNG tankers. Our facilities may be damaged by earthquakes, flooding, fires, other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximums.

As an example, on February 27, 2010, Chile experienced a major earthquake in the Bío-Bío region, with a magnitude of 8.8 on the Richter scale, followed by a very destructive tsunami. Our Bocamina and Bocamina II thermal generation units, which are located near the epicenter, sustained significant damage as a result of the earthquake.

A continuing financial crisis in Argentina or a deeper devaluation of the Argentine peso could have an adverse effect on our debt.

The Argentine peso is under increasing devaluation pressure against the U.S. dollar. The Argentine government is actively intervening in the currency market in response to capital flight from the country. Currently, Argentina is making incremental adjustments to the Argentine peso and imposing tight restrictions on buying and selling foreign currencies in the country. Media reports from the country describe a robust informal parallel market (referred to as the blue dollar market) in which the Argentine peso appears to have depreciated more steeply than the “official” rate. Because there is no liquidity in the derivatives market in Argentina, our debt is exposed to any further devaluation in the Argentine peso.

Argentina’s sovereign creditworthiness is deteriorating, based on market data and reports from credit ratings agencies. The insurance cost of sovereign bonds, as measured by credit default swaps, increased to 16.5% from 14.4% during the last twelve months, which indicates an increased probability of a distressed credit event. Argentina’s sovereign debt rating is subject to downgrade actions over the coming months as reflected by the negative outlook established by the major rating agencies. For instance, Standard & Poor’s downgraded the country’s sovereign credit rating to “CCC+” and maintained a negative outlook in September 2013. Further deterioration to Argentina’s economy could adversely affect our results of operations and financial condition.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2013, our debt totaled Ch$ 1,894 billion.

Our debt had the following maturity timetable:

—	Ch$ 354 billion in 2014;

—	Ch$ 254 billion from 2015 to 2016;

—	Ch$ 163 billion from 2017 to 2018; and

—	Ch$ 1,123 billion thereafter.

Set forth below is a breakdown by country for debt maturing in 2014:

—	Ch$ 130 billion for Argentina;

—	Ch$ 127 billion for Chile;

—	Ch$ 66 billion for Colombia; and

—	Ch$ 31 billion for Peru.

Some of our debt agreements are subject to (1) financial covenants, (2) affirmative and negative covenants, (3) events of default, (4) mandatory prepayments for contractual breaches and (5) certain change of control clauses for material mergers and divestments, among other provisions. A significant portion of our financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds and applicability with respect to subsidiaries that could give rise to such a cross default.

In the event that we or our subsidiaries breach any of these material contractual provisions, our creditors and bond holders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable.

We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, we may be unable to sell our assets quickly enough, or at sufficiently high prices, to enable us to make such payments.

We may also be unable to raise the necessary funds required to finish our projects under development or under construction. Market conditions prevailing at the moment we require these funds or other unforeseen project costs can compromise our ability to finance these projects and expenditures.

As of the date of this Report, Argentina continues to be the country in which we operate with the highest refinancing risk. As of December 31, 2013, the third-party debt of our Argentine subsidiaries amounted to Ch$ 143 billion. As long as fundamental issues concerning the electricity sector remain unresolved, we will roll over our outstanding Argentine debt to the extent we are able to do so. If our creditors will not continue to roll over our debt when it becomes due and we are unable to refinance such obligations, we could default on such indebtedness.

Our Argentine subsidiary, Endesa Costanera, did not make any installment payments due in 2012 and 2013 under the terms of a 1996 supplier credit agreement with Mitsubishi Corporation (“MC”). As of December 31, 2013, Endesa Costanera has missed US$ 68.5 million in payments, including principal and interest. It has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis began in 2002, but had received waivers from MC in the past expressing its willingness to renegotiate payments. Additionally, MC has liens over the Mitsubishi combined cycle power plant at Endesa Costanera.

As of the date of this Report, Endesa Costanera has not received any waivers for the past-due payments or any acceleration notices. We continue with active negotiations aimed at restructuring the debt. If MC were to declare an event of default and accelerate payment of the US$ 185 million principal and interest balance under the supplier credit agreement, all outstanding Endesa Costanera debt (Ch$ 117 billion) would be accelerated and Endesa Costanera would be required to enter into bankruptcy proceedings. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

Our inability to finance new projects or capital expenditures or to refinance our existing debt could adversely affect our results of operation and financial condition.

We may not be able to enter into suitable investments, alliances and acquisitions.

On an ongoing basis, we review acquisition prospects that would augment our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies or companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees from the acquired company, amortization expenses related to tangible assets and the diversion of our management’s attention from other business concerns. In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

Since our generation business depends heavily on hydrological conditions, drought conditions may adversely affect our profitability.

Approximately 59% of our consolidated installed generation capacity in 2013 was hydroelectric. Accordingly, extreme hydrological conditions could adversely affect our business, results of operations and financial condition. In the last few years, regional hydrology has been affected by two climactic phenomena — El Niño and La Niña — that influence rainfall regularity and may lead to droughts. The effects of El Niño or La Niña can unevenly affect the hydrology of the countries where we operate.

During periods of drought, thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, are used more frequently. Operating costs of thermal plants can be considerably higher than those of hydroelectric plants. Our operating expenses increase during these periods, and, depending on our commercial obligations, we may have to buy electricity at spot prices in order to meet our contractual supply obligations. The cost of these electricity purchases may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

Governmental regulations may adversely affect our business.

We are subject to extensive regulation of the tariffs we charge our customers and other aspects of our business, and these regulations may adversely affect our profitability. For example, the Chilean government can impose electricity rationing during drought conditions or prolonged failures of power facilities. If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity at the spot price, as even a severe drought does not release us from our contractual obligations as a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Chilean National Energy Commission (the “CNE”). This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions. If we were unable to buy enough electricity at the spot price to comply with our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price. Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if they fail to provide adequate service under their contractual obligations. Material rationing policies imposed by regulatory authorities in any of the countries in which we operate could adversely affect our business, results of operations and financial condition.

Electricity regulations issued by governmental authorities in the countries in which we operate may affect the ability of our generation companies (such as Endesa Costanera in Argentina) to collect revenues sufficient to offset their operating costs.

The inability of any company in our consolidated group to collect revenues sufficient to cover operating costs may affect the ability of the affected company to operate as a going concern and may otherwise have an adverse effect on our business, assets, financial results and operations.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities in the countries in which we operate and, if approved, could have a material adverse impact on our business. For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights.

Regulatory authorities may impose fines on our subsidiaries, which could adversely affect our results of operations and financial condition.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures, in the five countries in which we operate. In Chile, such fines may be imposed for a maximum of 10,000 Annual Tax Units (Unidades Tributarias Anuales) (“UTA”), or Ch$ 4.9 billion using the UTA and foreign exchange rate as of December 31, 2013. In Peru, fines may be imposed for a maximum of 1,400 Treasury Tax Units (Unidad Impositiva Tributaria) (“UIT”) or Ch$ 972 million using the rates as of December 31, 2013. In Colombia, fines may be imposed for a maximum of 2,000 Minimum Monthly Salaries (Salarios Mínimos Mensuales) or Ch$ 315 million. In Argentina, there is no maximum limit for the fines.

Our electricity generation subsidiaries, supervised by their local regulatory entities, may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company; for instance, when the agents are not coordinated with the system operator. In addition, our subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity, even if such failure is due to forces outside of the subsidiaries’ control.

For example, in September 2011, the Chilean Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles) (“SEF”) imposed Ch$ 816 million in fines on Endesa Chile and Pehuenche due to a blackout that occurred in the Santiago metropolitan region in March 2010. For further information on fines, please refer to Note 34 to our Consolidated Financial Statements.

We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.

In order to pay our obligations, we rely partly on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates. The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans, and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations, and foreign exchange controls that may be imposed in any of the five countries where they operate.

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

Dividend Limits and Other Legal Restrictions. Some of our non-Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments. Other legal restrictions, such as foreign currency controls, may limit the ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us. In addition, the ability of any of our subsidiaries that are not wholly owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. Furthermore, some of our subsidiaries may be forced by local authorities, in accordance with applicable regulation, to diminish or eliminate dividend payments. As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.

Contractual Constraints. Distribution restrictions included in certain credit agreements of our subsidiaries Endesa Costanera and El Chocón may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Generally, our credit agreements prohibit any type of distribution if there is an ongoing default.

Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements of any of our subsidiaries exceed their available cash, the subsidiary will not be able to make cash available to us.

Any of the situations described above could adversely affect our results of operations and financial condition.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The currencies of South American countries in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to U.S. dollars, we generally have been and will continue to be materially exposed to currency fluctuations of our local currencies against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar.

In countries where operating cash flows are denominated in the local currency, we seek to maintain debt in the same currency, but due to market conditions it may not be possible to do so. The most material example is in Argentina, where most of our debt is denominated in U.S. dollars while our revenues are mostly in Argentine pesos. Because of this exposure, the cash generated by our subsidiaries can decrease substantially when local currencies devalue against the U.S. dollar. Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures may affect our financial condition and results from operations.

As of December 31, 2013, the amount of Endesa Chile’s total consolidated debt was Ch$ 1,894 billion (net of currency hedging instruments). Of this amount, Ch$ 637 billion, or 34%, was denominated in U.S. dollars and Ch$ 307 billion in Chilean pesos. As of December 31, 2013, our consolidated foreign currency-denominated indebtedness (other than U.S. dollars or Chilean pesos) included the equivalent of:

—	Ch$ 894 billion in Colombian pesos;

—	Ch$ 32 billion in Argentine pesos; and

—	Ch$ 24 billion in Peruvian soles.

These amounts total Ch$ 950 billion in currencies other than U.S. dollars or Chilean pesos.

For the twelve-month period ended December 31, 2013, our operating cash flows were Ch$ 707 billion (before consolidation adjustments) of which:

—	Ch$ 313 billion, or 44%, came from Chile;

—	Ch$ 274 billion, or 39%, came from Colombia;

—	Ch$ 96 billion, or 14%, came from Peru; and

—	Ch$ 24 billion, or 3%, came from Argentina

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

For example, in December 2013, a court granted an injunction in favor of local fishermen ordering a temporary shutdown of our Bocamina II facility. While we are appealing the case, the plant remains shut down and our operating income is reduced between US$ 20 million and US$ 44 million each month the facility is shut down. Our financial condition or results from operations could be adversely affected if we are unsuccessful in defending this litigation or other lawsuits and proceedings against us.

The values of our generation subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities and other factors.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts into which we have entered. We and our subsidiaries have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, the exchange rate, inflation, and the market price of electricity. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our results of operations and financial condition.

Our controlling shareholders may have conflicts of interest relating to our business.

Enel owns 92.1% of Endesa Spain, which in turn beneficially owns 60.6% of Enersis’ share capital, and Enersis owns 60.0% of Endesa Chile’s outstanding capital stock. Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Our controlling shareholders also can exercise influence over our business strategy and operations. Their interests may in some cases differ from those of the other shareholders. Enel and Endesa Spain conduct their business operations in the field of renewable energies in South America through Enel Green Power S.p.A., in which we do not have an equity interest.

Environmental regulations in the countries in which we operate and other factors may cause delays, impede the development of new projects or increase the costs of operations and capital expenditures.

Our operating subsidiaries are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. The approval of these environmental impact studies may take longer than planned and may be withheld by governmental authorities. Local communities and ethnic and environmental activists, among others, may intervene in the approval process to delay or prevent a project’s development. They may also seek injunctive or other relief, which could negatively impact us if they are successful.

Environmental regulations for existing and future generation capacity may become stricter, requiring increased capital investments. For example, Decree 13 of the Chilean Ministry of the Environment promulgated in January 2011, and published in June 2011, defined stricter emission standards for thermoelectric plants that must be met between 2014 and 2016 and stricter standards for new facilities or additional capacity.

In 2009, we presented our 740 MW coal fueled Punta Alcalde project for environmental approval in Chile. In 2012, the regional environmental authority rejected the project. We appealed to the Council of Ministers. Even though the Council unanimously reversed the decision of the environmental authority, the Court of Appeals accepted four injunctions against us in early 2013. Ultimately, the Chilean Supreme Court ruled that the project could proceed in January 2014.

In addition to environmental matters, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, or other unforeseen events.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments, which could adversely affect our results of operations and financial condition.

Our business may be adversely affected by judicial decisions on environmental qualification resolutions for electricity projects in Chile.

The environmental qualification resolutions term for electricity generation or transmission projects in Chile has more than doubled, due primarily to judicial decisions against such projects, environmental opposition, social criticism and government delays. This can cast doubt on the ability of a project to obtain such approval, and increase the uncertainty for investing in electricity generation and transmission projects in Chile. The uncertainty is forcing companies to reassess their business strategies as the delay in the construction of electricity generation and transmission projects may result in a supply constraints over the next five or six years. If any plant within the system ceases operation unexpectedly, we could experience supply shortages in our system, which could lead to power cuts.

For example, in August 2008, the HidroAysén environmental impact assessment study was submitted for approval. In May 2011, a favorable environmental qualification resolution was reached. In June 2011, HidroAysén filed an appeal with the Council of Ministers requesting its review of certain conditions established by the environmental authority. On January 30, 2014, the Council of Ministers met to review the appeals and the majority of them were resolved. The Council of Ministers requested new background information and studies in order for the Council to perform a new evaluation and issue its decision regarding the project.

In March 2014, Chilean President Michelle Bachelet took office, and during this month a new Council of Ministers was convened, and it repealed the decisions taken in January 2014. The new Council stated it would study the issue again and resolve all claims within the 60 business day timeframe established by law.

Our power plant projects may encounter significant opposition from groups that may ultimately damage our reputation and could result in impairment of goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward us, our ability to operate could be impaired and our financial results could suffer.

The development of new power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, all of which may impact the sponsoring company’s reputation and goodwill. For example, our HidroAysén project has encountered substantial opposition by environmental activists. Such groups are sometimes financed internationally and may receive global attention. Similarly, the El Quimbo hydroelectric project in Colombia faced constant social demands that have delayed construction and increased costs. Between August 16, 2013 and September 9, 2013, a national agricultural strike involving communities near the project blocked roads and occupied neighboring lands.

The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders, and ultimately lead to projects and operations that may not be optimal, cause our share prices to drop and hinder our ability to attract or retain valuable employees, all of which could result in an impairment of goodwill with stakeholders.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

A large percentage of our employees are members of unions and have collective bargaining agreements that must be renewed on a regular basis. Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms we view as unfavorable. The laws of many of the countries in which we operate provide legal mechanisms for judicial authorities to impose a collective agreement if the parties are unable to come to an agreement, which may increase our costs beyond what we have budgeted.

In addition, we employ many highly-specialized employees, and certain actions such as strikes, walk-outs or work stoppages by these employees could negatively impact our operating and financial performance, as well as our reputation.

Interruption or failure of our information technology and communications systems or external attacks to or invasions of these systems could have an adverse effect on our operations and results.

We depend on information technology, communication and processing systems (“IT Systems”) to operate our businesses, the failure of which could adversely affect our financial condition and results of operations.

IT Systems are all vital to our generation subsidiaries’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards. Temporary or long-lasting operational failures of any of these IT Systems could have a material adverse effect on our results of operations. Additionally, cyber attacks can have an adverse effect on the company’s image and its relationship with the community.

In the last few years, global cyber attacks on security systems, treasury operations, and IT Systems have intensified. We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. During 2013, we suffered a cyber attack organized by a group known as “Operation Green Rights” to protest the construction of proposed hydroelectric power plants in the Chilean Patagonia as well as other cyber attacks related to the operation of thermal power plants in the north and south of Chile.

We rely on electricity transmission facilities that we do not own or control. If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell. This dependence exposes us to several risks. If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results. On February 27, 2010, due to the 8.8 magnitude earthquake on the Richter scale in Chile, Transelec, a transmission company unrelated to us, experienced damage to its high voltage transmission network that prevented us from delivering our electricity to final consumers.

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of all Chileans), due to the failure of Transelec’s 220 kV Ancoa substation. The failure led to the disruption of two 500 kV transmission lines in the SIC (the Chilean Central Interconnected System) and the subsequent failure of the remote recovery computer software used by CDEC to operate the grid. This blackout, which lasted two hours, exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase the reliability of the transmission grid.

Any such failure could interrupt our business, which could adversely affect our results of operations and financial condition.

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

All of our assets are located outside of the United States. All except one of our directors and all of our officers reside outside of the United States and most of their assets are located outside the United States as well. If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Item 4.     Information on the Company

A.	History and Development of the Company.

Incorporation and Contact Information of the Company

Empresa Nacional de Electricidad S.A. is a publicly held limited liability stock corporation organized under the laws of the Republic of Chile on December 1, 1943. Since 1943, the Company has been registered in Santiago with the SVS under Registration No. 0114. The Company is legally referred to by its full name as well as by the shorter “Endesa Chile.” In Chile, it is also known as “Endesa,” a term that is avoided in this Report because of potential ambiguity when referring to Endesa, S.A., a parent company in Spain.

The Company’s contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4639
Fax:	(56-2) 2378-4689
Web site:	www.endesa.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Street Address:	850 Library Avenue, Suite 204, Newark, Delaware 19711
Telephone:	1 (302) 738-6680

We are an electricity utility company engaged, directly and through our subsidiaries and affiliates, in the generation and transmission of electricity businesses in Chile, Argentina, Brazil, Colombia and Peru. In May 1992, we began our international expansion program with the following developments:

—	We acquired a stake in Endesa Costanera in 1992 and later, in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina. As of December 31, 2013, our equity interest in El Chocón is 65.4% and in Endesa Costanera 75.7%.

—	We acquired Edegel in Peru in October 1995. In June 2006, Edegel and Etevensa merged, after which Endesa Chile’s equity interest in Edegel increased to 33.1%. In October 2009, we purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain. With this transaction, we increased our economic interest in Edegel to 62.5%.

—	We acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively. In September 2007, these subsidiaries were merged into Betania, which then adopted the name of “Emgesa S.A. E.S.P.” As of December 2011, Endesa Chile’s equity interest in Emgesa was 26.9%. Due to a transfer of rights from Enersis, Endesa Chile controls and therefore consolidates Emgesa.

—	We acquired Cachoeira Dourada in Brazil in September 1997, and in 1998 we and Endesa Spain invested in CIEN, which operates an international transmission line connecting Brazil and Argentina. Since October 2005, Cachoeira Dourada and CIEN have been subsidiaries of our affiliate, Endesa Brasil, which we account for based on the equity method.

Since June 2009, Enel S.p.A. has been the ultimate controller of Enersis by virtue of its 92.1% equity interest in Endesa Spain. Endesa Spain beneficially owns 60.6% of the share capital of Enersis, which in turn holds 60% of the share capital of Endesa Chile. Enel publicly trades on the Milan Stock Exchange, is headquartered in Italy and is primarily engaged in the energy sector, with a presence in 40 countries worldwide, and approximately 99 GW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

As of December 31, 2013, we had 13,688 MW of installed capacity, with 178 generation units in the four countries in which we operate, consolidated assets of Ch$ 6,762 billion and operating revenues of Ch$ 2,027 billion.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans or intercompany advances entered into by our subsidiaries, in order to optimize debt and liquidity management. Our operating subsidiaries generally independently plan capital expenditures financed by internally generated funds or with direct financing. One of our goals is to focus on investments that will provide long-term benefits, such as energy loss reduction projects. Additionally, by focusing on Endesa Chile as a group and seeking to provide services group-wide, we aim to reduce investments at the individual subsidiary level for items such as procurement, telecommunication and information systems. Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financing structure. Our investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with its profitability and strategic fit. Our current investment priorities include developing new, environmentally responsible hydroelectric and thermal projects in Chile and Colombia in order to guarantee adequate levels of reliable supply.

From 2014 through 2018, we expect to make capital expenditures of Ch $1,921 billion on a consolidated basis relating to investments currently in progress, maintenance of existing installed capacity and studies required to develop other potential generation projects. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Projects Under Development.”

The table below sets forth the expected capital expenditures from 2014 through 2018 and the capital expenditures incurred by our subsidiaries in 2013, 2012 and 2011:

	Capital Expenditures
	2014-2018	2013 (1)	2012 (1)	2011 (1)
	(in millions of Ch$)
Chile	905,733	85,169	73,673	122,723
Abroad	1,015,116	206,848	183,810	140,885

Total	1,920,849	292,017	257,483	263,608

(1)	CAPEX figures represent actual payments for each year, net of contributions, except for future projections.

Capital Expenditures 2013, 2012 and 2011

Our capital expenditures in the last three years were related principally to (i) the 350 MW Bocamina II project in Chile, (ii) the 400 MW El Quimbo project in Colombia and (iii) maintenance of existing installed capacity. Bocamina II began commercial operations in October 2012, with 350 MW of installed capacity. The El Quimbo project is still under construction. In addition, in November 2013, the first of Salaco project’s hydro plants began its operation in Colombia. The project will add 144 MW of capacity to the system when completed.

For additional information regarding Bocamina II, which currently is not operating due to an environmental restriction, please see “Introduction — Recent Developments.”

Investments Currently in Progress

Our material plans in progress include completion of the El Quimbo project, which is expected to be finished by July 2015 and will add 400 MW of capacity to our Colombian operations. El Quimbo is being constructed in response to increased demand in that market.

In general terms, projects in progress are expected to be financed with external and internal funds for each of the projects described.

B.	Business Overview.

We are a publicly held limited liability stock corporation with consolidated operations in Chile, Argentina, Colombia, and Peru, and an equity interest in a Brazilian company. Our core business is electricity generation. Less than 1.0% of our 2013 revenues came from non-generation activities, and we do not break down our revenues by businesses in this Report or in our consolidated financial statements.

The table below presents our revenues by country:

	Year ended December 31,			Change 2013 vs. 2012
Revenues	2013	2012	2011
	(in millions of Ch$)			(in %)
Generation (Chile) (1)	962,879	1,107,117	1,137,770	(13.0)
Other businesses and intercompany transaction adjustments (Chile)	10,261	7,503	18,699	36.8
Argentina	131,443	344,178	390,136	(61.8)
Colombia	639,504	580,125	498,544	10.2
Peru	283,806	282,124	239,841	0.6
Consolidated adjustments to foreign subsidiaries	(461)	(662)	(725)	(30.4)

Total revenues	2,027,432	2,320,385	2,284,265	(12.6)

(1) Restated in accordance with IFRS 11

For further information related to operating revenue and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 31 to our Consolidated Financial Statements.

The operating figures presented in this Report differs from previously reported figures, due to:

—	application of IFRS 11, “Joint Arrangements” pursuant to which jointly controlled companies as of January 1, 2013 are now recorded using the equity method. Until December 31, 2012, they were consolidated using the proportionate consolidation method. With respect to our generation business, the application of IFRS 11 requires us to exclude GasAtacama figures from 2012 and 2011; and

—	changes to what we define as “electricity generation”, which we now define as total generation output minus (i) the electricity consumed by the facilities themselves, (ii) consumption by external auxiliary facilities, (iii) losses in transmission and (iv) technical losses, which definition is uniformly applied to all countries. We have recalculated the operating data for 2009 through 2012, however we believe the differences in calculation methods are not material. Our consolidated installed capacity as of December 31, 2013 was 13,688 MW, of which 58.6% was hydroelectric capacity, 40.8% was thermal electric and 0.6% was wind power generation capacity. Total installed capacity is defined as the maximum power capacity (measured in MW generation units) under specific technical conditions and characteristics.

We own and operate 178 generation units in the four countries in which we consolidate results, comprised principally of 105 generation units in Chile with an aggregate installed capacity, as of December 31, 2013, of 5,571 MW. This excludes the three units with 390 MW of capacity at GasAtacama.

Additionally, as of December 31, 2013, we had an interest in 73 generation units outside of Chile with an aggregate installed capacity of 8,118 MW compared to 8,224 MW of aggregate installed capacity as of December 31, 2012. This decrease was due to the decomissioning of Edegel’s 121 MW Santa Rosa TG 7 unit and Emgesa’s 39 MW La Tinta and La Junca plants. This decrease was partially offset by a 50 MW increase in Emgesa’s Darío Valencia 2 unit and a 4.2 MW increase in Edegel’s Matucana unit.

We accounted for 30% of Chile’s total generation capacity as of December 31, 2013, measured by the installed capacity published by CDEC-SIC. Hydroelectric installed capacity represents 62.2% of Endesa Chile’s total installed capacity in Chile, thermoelectric installed capacity represents 36.4% and wind power represents 1.4%. The CDEC manages Chile’s electricity distribution. See “Item 4. Information on the Company — B. Business Overview — Electricity Industry and Regulatory Framework.” Hydroelectric installed capacity outside Chile represents 56.2% of Endesa Chile’s total installed capacity outside Chile. Based on 2013 data, the Company’s installed generation capacity in Argentina, Colombia and Peru represents approximately 12%, 20% and 20% of total capacity in each country, respectively.

For additional detail on capacity increase of these units see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

ENDESA CHILE’S CONSOLIDATED GENERATION BY TYPE (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric generation	28,465	55.4	30,732	58.8	30,213	59.2
Thermal generation (2)	22,808	44.4	21,336	40.9	20,695	40.5
Other generation (3)	145	0.3	153	0.3	132	0.3

Total generation	51,417	100.0	52.222	100.0	51,040	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Excludes GasAtacama, which was included in previous reports.
(3)	Other generation refers to the Canela and Canela II wind farms.

Our consolidated electricity production reached 51,417 GWh in 2013, 1.5% lower than the 52,222 GWh produced in 2012, mainly due to a decrease in hydro generation in Chile and Colombia, to conditioned dispatch by CAMMESA in Argentina, and to lower thermal generation in Peru. We increased our generation in Chile from 19,194 GWh to 19,438 GWh, an increase of 1.3%. Our generation decreased by 3.8% in Colombia, 3.3% in Argentina and 2,1% in Peru. Hydroelectric generation in 2013 in the four countries in which we consolidate results from operations was 7.4% lower than in 2012 and thermal generation in 2013 was 6.9% higher than in 2012.

Our consolidated electricity energy sales for 2013 were 57,754 GWh, 1.5% lower than our consolidated electricity energy sales of 58,621 GWh in 2012 as result of less contracts in Chile, Peru and Colombia. We increased our sales in Argentina from 11,852 GWh to 12,354 GWh, an increase of 4.2%. In the other countries our sales decreased compared with 2012, mainly in Peru and Chile with decreases of 7.1% and 2.3% respectively, as set forth in the following table:

ENDESA CHILE ELECTRICITY DATA PER COUNTRY

	As of and for the year ended December 31,
	2013	2012	2011
Chile (1)
Number of generating units (2) (3)	105	105	104
Installed capacity (MW) (3) (4)	5,571	5,571	5,221
Electricity generation (GWh) (5)	19,438	19,194	19,296
Energy sales (GWh)	20,406	20,878	20,315
Argentina
Number of generating units (2)	20	20	20
Installed capacity (MW) (4)	3,652	3,652	3,652
Electricity generation (GWh) (5)	10,840	11,207	10,713
Energy sales (GWh)	12,354	11,852	11,381
Colombia
Number of generating units (2) (3)	29	30	30
Installed capacity (MW) (3) (4)	2,925	2,914	2,914
Electricity generation (GWh) (5)	12,748	13,251	12,051
Energy sales (GWh)	16,090	16,304	15,112
Peru
Number of generating units (2)	24	25	25
Installed capacity (MW) (3)(4)	1,540	1,657	1,668
Electricity generation (GWh) (5)	8,391	8,570	8,980
Energy sales (GWh)	8,903	9,587	9,450
Total (5)
Number of generating units (2)	178	180	179
Installed capacity (MW) (4)	13,688	13,794	13,455
Electricity generation (GWh) (5)	51,417	52.222	51,040
Energy sales (GWh)	57,754	58,621	56,257

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”
(3)	The Bocamina II TV2 generation unit in Chile has been consolidated since April 2012, and the Darío Valencia hydro plant in Colombia has been consolidated since November 2013. Unit 2 of Matucana hydro plant in Peru increased its installed capacity in June 2013. In October 2013, Edegel’s 121 MW Santa Rosa TG 7 unit in Peru and Emgesa’s 39 MW La Tinta and La Junca plants in Colombia were retired.
(4)	Total installed capacity is defined as the maximum MW capacity in generation units, under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by tests performed by equipment suppliers. Data may differ from installed capacity declared to governmental authorities and customers in each country, according to criteria defined by such authorities and relevant contracts.
(5)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

We segment our sales to customers using two different categories. First, we distinguish between regulated and unregulated customers. Regulated customers are distribution companies that mainly serve residential customers.

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

The following table contains information regarding Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA CHILE CONSOLIDATED ELECTRICITY SALES BY CUSTOMER TYPE (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	27,786	48.1	28,863	49.2	26,377	46.9
Unregulated customers	12,392	21.5	14,070	24.0	13,441	23.9

Total contracted sales (2)	40,178	69.6	42,933	73.2	39,818	70.8

Electricity pool market sales	17,576	30.4	15,688	26.8	16,439	29.2

Total electricity sales	57,754	100.0	58,621	100.0	56,257	100.0

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	Includes the sales to distribution companies not backed by contracts in Chile and Peru.

The specific energy consumption limit (measured in GWh) for regulated and unregulated customers is country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This not only involves increasing the total cost of fuel but also the cost of transporting that fuel to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, requiring us to purchase electricity in the pool market at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year primarily by limiting contractual sales requirements to an amount that does not exceed the estimated production in a “dry year.” In determining estimated production in a dry year, we take into account the available statistical information concerning rainfall and water flows, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies such as installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

The following table contains information regarding our electricity generation and purchases:

CONSOLIDATED GENERATION AND PURCHASES (GWh) (1) (2)

	Year ended December 31,
	2013		2012		2011
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	51,417	88.8	52.222	88.9	51,040	90.6
Electricity purchases	6,455	11.2	6,499	11.1	5,320	9.4

Total (3)	57,872	100.0	58.720	100.0	56,360	100.0

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(3)	Total energy generation (GWh) plus purchases differs from GWh sales due to energy losses at the pumps for the Muña reservoir in Colombia.

We have a 48.1% beneficial interest in GasAtacama Chile S.A., through which we participate in the gas transportation and thermal generation business in northern Chile. Since March 2008, we have held a 51% beneficial interest in HidroAysén, through which we participate in a hydroelectric project in the Aysén Region. We also participate in the gas transportation business in Chile through our related company, Electrogas S.A. (“Electrogas”), in which we have a 42.5% beneficial interest. Electrogas owns a pipeline in the Valparaíso Region and supplies natural gas to the power plants of San Isidro and Nehuenco. The other shareholders of Electrogas are Colbún S.A. and ENAP.

Since September 2005, our participation in the Brazilian electricity business has been carried out through our equity investment in Endesa Brasil S.A., in which we have a beneficial ownership interest of 37.1%. Endesa Brasil consolidates operations of (i) two generation companies, Central Geradora Termeléctrica Endesa Fortaleza S.A. (“Endesa Fortaleza”) and Cachoeira Dourada, (ii) CIEN, which owns two transmission lines between Argentina and Brazil, (iii) CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines and (iv) two distribution companies, Ampla Energia e Serviços S.A., (“Ampla”), which is the second largest electricity distribution company in the State of Rio de Janeiro, and Companhia Energética do Ceará S.A. (“Coelce”), which is the sole electricity distributor in the State of Ceará.

Operations in Chile

We own and operate a total of 105 generation units in Chile directly and through our subsidiaries Pehuenche and Celta. Of these generation facilities, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 62.2% of our total installed capacity in Chile. There are 16 thermal units that operate with gas, coal or oil with a total installed capacity of 2,028 MW, representing 36.4% of our total installed capacity in Chile. There are 51 wind power units with 78 MW in the aggregate, representing 1.4% of our total installed capacity in Chile. All of our generation units are connected to the country’s central interconnected electricity systems, Central Interconnected System (Sistema Interconectado Central) (“SIC”), except for two Celta thermoelectric units which are connected to the Northern Interconnected System (Sistema Interconectado del Norte Grande) (“SING”) in the north.

For information on the installed generation capacity for each of the Company’s Chilean subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total electricity generation in Chile (including the SIC and the SING) accounted for 29.4% of total gross electricity production in Chile during 2013.

The following table sets forth the electricity generation for each of our Chilean generation subsidiaries:

ELECTRICITY GENERATION BY SUBSIDIARY IN CHILE (GWh) (1)

	Year ended December 31,
	2013	2012	2011
Endesa	11,967	11,723	11,076
Pehuenche	2,565	2,615	2,975
Pangue (2)	—	325	1,713
San Isidro (2)	2,546	3,529	2,460
Celta (2)	1,564	798	899
Endesa Eco (2)	796	204	173

Total	19,438	19,194	19,296

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	The electricity generation difference from 2011 to 2012 was primarily due to the incorporation of Pangue’s electricity generation into San Isidro’s from May 1, 2012 following the merger of the two entities. The electricity generation difference from 2012 to 2013 was primarily due to the incorporation of San Isidro’s electricity generation into Endesa Eco from September 1, 2013 following the merger of the two entities, and the further consolidation into Endesa Eco following its merger with Celta on November 1, 2013.

The potential energy in Chilean reservoirs reached 2,870 GWh in 2013, an increase of 480 GWh, or 20%, compared to 2,391 GWh in 2012 and 3,844GWh in 2011.

Generation by type in Chile is shown in the following table:

ELECTRICITY GENERATION BY TYPE IN CHILE (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	9,617	49.5	10,578	56.5	11,403	59.1
Thermal generation (2)	9,404	48.4	8,188	42.7	7,497	38.9
Wind generation – NCRE (3)	145	0.7	153	0.8	132	0.7
Mini-hydro generation – NCRE (4)	272	1.4	275	1.4	264	1.4

Total generation	19,438	100.0	19,194	100.0	19,296	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Excludes GasAtacama, which was included in previous reports.
(3)	Refers to the generation of the Canela and Canela II wind farms.
(4)	Refers to the generation of Palmucho and the Ojos de Agua mini-hydroelectric plants.

Our thermal electric generation facilities use natural gas, LNG, coal or oil as fuel. In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers who establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies. We currently use Gas Andes (which is not related to us) and Electrogas (which is not related to us) as our suppliers. Since March 2008, all of our natural gas units can operate using natural gas or diesel, and since December 2009, San Isidro, San Isidro 2 and Quintero can operate using LNG.

In July 2013, Endesa Chile and British Gas successfully ended a renegotiation of its LNG sale and purchase agreement. This renegotiation modified some conditions of the original contract, allowing Endesa Chile to secure its long term LNG supply at competitive prices, with significant flexibility and new capacity sufficient for its current power plants and future projects.

Endesa Chile also exercised a priority option to purchase capacity as part of an expansion at the Quintero LNG Terminal. This will allow us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day, starting late 2014. This expansion will allow our Quintero facility to bring additional thermal electricity generation online, expand our gas commercialization business and develop new power plants. Because Chile has experienced prolonged droughts, we believe LNG is becoming a strategic business for us and for Chile.

In 2013, we signed a new 1,600 kiloton coal supply agreement with Endesa Energía, which we believe is sufficient to supply Tarapacá and Bocamina with coal through until December 2014.

Under Chilean law, power generation companies must demonstrate that certain minimum amounts of their energy sales come from non-conventional renewable sources (“NCRE”) other than large traditional hydro plants. Currently our Canela wind farm, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities. We fully complied with this obligation during 2013. The additional cost of generating electricity using NCRE facilities is being charged as a pass-through in our new contracts, which mitigates the impact to our operating income.

Electricity sales industry-wide in Chile, increased 3.5% during 2013, with sales in the SIC increasing by 3.3% and in the SING by 3.8%, as detailed in the following table:

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh) (1)

	Year ended December 31,
	2013	2012	2011
Electricity sales in the SIC	47,831	46,282	43,805
Electricity sales in the SING	15,399	14,831	14,263

Total electricity sales	63,230	61,113	58,068

(1)	Figures may differ from those previously reported as a result of their update in the CDEC-SIC and CDEC-SING yearly reports.

Our electricity sales in Chile reached 20,406 GWh in 2013 and 20,878 GWh in 2012, which represented a 32.3% and 34.2% market share, respectively. The percentage of the energy purchases to satisfy our contractual obligations to third parties has decreased from 7.8% in 2012 to 4.7% in 2013 as a result of the increase in our generation.

The following table sets forth our electricity generation and purchases in Chile:

ELECTRICITY GENERATION AND PURCHASES IN CHILE (GWh) (1)

	Year ended December 31,
	2013		2012 (2)		2011 (2)
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation (2)	19,438	95.3	19,194	91.9	19,296	95.0
Electricity purchases	968	4.7	1,684	8.1	1,019	5.0

Total	20,406	100.0	20,878	100.0	20,315	100.0

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market. Commercial relationships with our customers are usually governed by contracts. Supply contracts with distribution companies must be auctioned, are generally standardized and have an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each customer and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2013, 2012 and 2011, Endesa Chile had 50, 49 and 47 customers, respectively. In 2013, our customers included 21 distribution companies in the SIC and 29 unregulated customers.

The following table sets forth information regarding our sales of electricity in Chile by type of customer:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN CHILE (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	14,796	72.5	13,971	66.9	12,700	62.5
Unregulated customers	4,185	20.5	5,996	28.7	5,798	28.5

Total contract sales	18,981	93.0	19,967	95.6	18,498	91.1
Electricity pool market sales	1,425	7.0	911	4.4	1,817	8.9

Total electricity sales	20,406	100.0	20,878	100.0	20,315	100.0

(1)	Excludes GasAtacama, which was included in previous reports.

Our most significant supply contracts with regulated customers are with Chilectra S.A. (Chilectra, a subsidiary of Enersis) and with Compañía General de Electricidad S.A. (“CGE”), which is not related to us. These are the two largest distribution companies in Chile in terms of sales.

The following table sets forth Endesa Chile’s public contracts with electricity distribution companies in the SIC for their regulated customers:

	Year ended December 31,
Company	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
	(in GWh)
Chilectra	7,160	7,393	7,375	7,528	7,621	7,624	7,624	6,574	4,874	3,524	3,524	2,850	1,350	1,350
CGE	4,964	5,953	6,258	6,119	6,034	6,078	5,201	5,201	3,801	3,801	3,801	—	—	—
Chilquinta	1,331	1,637	1,639	1,701	1,742	1,755	1,755	1,755	1,755	1,755	1,095	350	350	—
Saesa	2,540	2,524	2,266	2,190	2,140	2,081	581	581	581	581	581	—	—	—

Total Endesa Chile	15,996	17,507	17,538	17,538	17,538	17,538	15,161	14,111	11,011	9,661	9,001	3,200	1,700	1,350

For 2013, 2012 and 2011, Endesa Chile and its Chilean subsidiaries held 46%, 46% and 45% respectively of the total publicly tendered supply regulated contracts with the distribution companies in the SIC for their regulated customers. The rest of the contracts are distributed among eight companies.

Our generation contracts with unregulated customers are generally on a long-term basis and typically range from five to fifteen years. Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice. Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.

Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. If we experience a force majeure event, as contractually defined, we are allowed to reject purchases and we are not required to supply electricity to our unregulated customers. Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh) (1)

	Year ended December 31,
	2013		2012 (6)		2011 (6)
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Distribution companies:
Chilectra	5,296	27.9	5,008	24.0	4,679	22.4
CGE	4,208	22.2	4,152	19.9	3,887	18.6
Chilquinta	1,588	8.4	1,407	6.7	1,332	6.4
Saesa group (2)	2,076	10.9	1,312	6.3	1,066	5.1
Emel group (3)	1,056	5.6	968	4.6	1,018	4.9

Total sales to the largest distribution companies	14,224	74.9	12,848	61.5	11,981	57.4

Unregulated customers:
Cía. Minera Collahuasi	927	4.9	894	4.3	903	4.3
Grupo CAP-CMP (4)	960	5.1	1,027	4.9	1,076	5.2
Cía. Minera Carmen de Andacollo	479	2.5	443	2.1	423	2.1
CMPC (5)	271	1.4	584	2.8	683	3.3
Codelco (6)	129	0.7	538	2.6	557	2.7
Cía. Minera Los Pelambres (7)	—	—	1,165	5.6	1,155	5.5

Total sales to the largest unregulated customers	2,766	14.6	4,650	22.3	4,797	23.1

(1)	Excludes GasAtacama, which was included in previous reports.
(2)	The values of the Saesa Group include the consumption of the distributors Saesa and Empresa Eléctrica de la Frontera S.A.
(3)	The data for the Emel Group includes the consumption of Empresa Eléctrica de Melipilla, Colchagua y Maule (“Emelectric”), Empresa Eléctrica de Talca (“Emetal”) and Empresa Eléctrica de Atacama (“Emelat”), customers of Endesa Chile. The Emel Group is a subsidiary of the CGE Group.
(4)	Consumption of Grupo CAP and Compañía Minera del Pacífico S.A. (“CMP”) includes the contracts with CAP Huachipato, CMP Algarrobo, CMP Hierro Atacama, CMP Los Colorados, CMP Pellets and CMP Romeral.
(5)	CMPC reduced its consumption from the Laja plant.
(6)	The contract with Codelco ended in March 2013.
(7)	The contract with Compañía Minera Los Pelambres ended in December 2012.

We compete in the SIC primarily with two generation companies, Gener and Colbún S.A. (“Colbún”). According to the CDEC-SIC in 2013, in the SIC, Gener and its subsidiaries had an installed capacity of 2,579 MW, of which 89.5% was thermoelectric, and Colbún had an installed capacity of 2,957 MW, of which 57.4% was thermoelectric. In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 2,973 MW that generate electricity in the SIC.

Our primary competitors in the SING are E-CL (GDF Suez group) and Gener, which have 2,147 MW and 1,465 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 64.3% of our installed capacity in the SIC comes from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our thermal installed capacity benefits from access to gas from the Quintero LNG terminal. During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

Directly and through our subsidiaries, we are the principal generation operator in the SIC, with 38.3% of the total installed capacity and 40.5% of the electricity energy sales of this system in 2013.

In the SING, our subsidiary Celta accounted for 4.0% of the total installed capacity in 2013 and 6.6% of the electricity energy sales of this system in 2013.

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of twenty power units. El Chocón owns nine hydroelectric units, with total installed capacity of 1,328 MW and Endesa Costanera owns eleven thermal units, with a total installed capacity of 2,324 MW. Our hydro and thermal generation units in Argentina represented 11.6% of the Argentine National Interconnection System (Sistema Interconectado Nacional, the “Argentine NIS”) installed capacity in 2013.

Our Argentine subsidiaries have holdings in three additional companies, Termoelélectrica Manuel Belgrano S.A., Termoelélectrica San Martín S.A. and Central Vuelta de Obligado S.A. These companies were formed to undertake the construction of three new generation facilities for FONINVEMEM. The first two plants started operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and combined cycles as of March 2010, with an additional 572 MW. The total aggregate capacity of these units is 1,697 MW (848 MW for Manuel Belgrano and 849 MW for San Martín). We expect that the third plant will start open cycle operations in mid-2015 (with an installed capacity of 550 MW) and in combined cycle in the beginning of 2016 (with a total installed capacity of 800 MW).

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector. (See “Item 4. Operation of the Company — B. Business Overview — Electricity Industry Regulatory Framework” for further detail). In addition, since 2002, the Argentine government has taken an active role in controlling the supply of fuel to the electricity generation sector. In March 2013, the government intervened in the fuel markets through Resolution 95/2013. CAMMESA (the electric market operator) is now responsible of the supply and commercial management of fuels for electric generation purposes.

As of December 31, 2013, Endesa Costanera’s installed capacity accounted for 7.4% of the total installed capacity in the Argentine NIS. Endesa Costanera’s second combined-cycle plant can operate with either natural gas or diesel. Our 1,138 MW steam turbine power plant also can operate with either natural gas or fuel oil.

El Chocón accounted for 4.2% of the installed capacity in the Argentine NIS as of December 31, 2013. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity. The larger of the two facilities for which El Chocón has a concession of 1,200 MW of installed capacity is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity. In November 2008, we finished construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec. The additional energy, 69 GWh per year, was sold on the spot market until April 2009 and under the “Energy Plus” program thereafter. The Energy Plus program is the offer of new electricity capacity to supply the electricity demand growth, on top of the demand level for electricity in 2005. (For details on Energy Plus, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Argentina”).

For information on the installed generation capacity for each of the Company’s Argentine subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total generation in Argentina reached 10,840 GWh in 2013. Our generation market share was approximately 8.4% of total electricity production in Argentina during 2013, according to CAMMESA.

Hydroelectric generation in Argentina accounted for nearly 21.4% of our total generation in 2013. This was due to the restrictions of the operation of our El Chocón facility that were imposed by CAMMESA and the dry conditions for the Limay River and for the Collón Curá River, which are the main tributaries of El Chocón. Due to the drought in 2013, the region received around 83% of its historic average rainfall.

Generation by type and subsidiary is shown in the following table:

ELECTRICITY GENERATION IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (El Chocón)	2,317	21.4	2,801	24.8	2,404	22.4
Thermal generation (Endesa Costanera	8,523	78.6	8,406	75.2	8,308	77.6

Total generation	10,840	100.0	11,207	100.0	10,713	100.0

(1)	Figures may differ from those previously reported, as the current data are shown net of all losses.

The following table sets forth our electricity generation and purchases in Argentina:

ELECTRICITY GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2013		2012(1)		2011(1)
	(GWh)%		(GWh)%		(GWh)%
Electricity generation (1)	10,840	87.7	11,207	94.6	10,713	94.1
Electricity purchases	1,514	12.3	645	5.4	668	5.9

Total	12,354	100.0	11,852	100.0	11,381	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

The distribution of electricity sales in Argentina, in terms of customer segment and per subsidiary, is shown in the following tables:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	1,737	14.1	2,155	18.2	2,145	18.8
Non-contracted sales	10,617	85.9	9,696	81.8	9,236	81.2

Total electricity sales	12,354	100.0	11,852	100.0	11,381	100.0

ELECTRICITY SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year ended December 31,
	2013	2012	2011
Endesa Costanera	8,962	8,655	8,493
El Chocón	3,392	3,197	2,888

Total	12,354	11,852	11,381

In March 2013, the government intervened in the commercial market for energy, except with respect to the “Energy Plus” program through the Resolution 95/2013. CAMMESA (the electric market operator) is now responsible for the administration of contracts with end customers, except for contracts under the “Energy Plus” program. The resolution defined a transition period in which the electricity generating companies will continue managing the contracts until their expiration date.

At the end of 2013, Endesa Costanera was serving customers under 24 contracts. Endesa Costanera has no contracts with distribution companies.

The following table sets forth Endesa Costanera’s sales to its largest unregulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Cencosud (Cemsa) (1)	42	7.2	78	9.2	73	9.9
Transclor (Cemsa) (1)	41	7.0	67	8.0	61	8.3
Peugeot (Cemsa) (1)	24	4.1	42	5.0	31	4.2
Hipermercado Libertad	40	6.9	23	2.7	—	—
Rasic Hnos.	25	4.2	41	4.8	39	5.3
YPF (Cemsa) (1)	—	—	145	17.1	152	20.6
Solvay	—	—	—	—	23	3.1

Total sales to our largest unregulated customers	173	29.3	395	46.8	379	51.4

(1)	These customers do not have contracts with Endesa Costanera, but are served through Cemsa, which is a related company.

Sales to the pool market amounted to 8,373 GWh in 2013.

In January 2013, El Chocón had contracts with 17 unregulated customers. Some of these contracts expired during the year and were not renewed. As a result, El Chocón had eight unregulated customers at the end of 2013. El Chocón has two contracts under the “Energy Plus” program; however, it has no contracts with distribution companies.

The following table sets forth sales by volume to El Chocón’s largest unregulated customers for each of the periods indicated:

EL CHOCÓN’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Minera Alumbrera	496	43.1	499	38.1	500	35.5
Air Liquide	152	13.2	161	12.3	161	11.4
Profertil (Cemsa) (1)	96	8.3	105	8.0	113	8.0
Praxair	55	4.8	98	7.5	91	6.4
Chevron	92	8.0	87	6.6	83	5.9
Acindar (Cemsa) (1)	82	7.1	81	6.2	80	5.7

Total sales to our largest unregulated customers	972	84.6	1,031	78.6	1,028	72.9

(1)	Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, which is a related company.

El Chocón does not have the right to terminate its operating agreement with Endesa Chile, unless Endesa Chile fails to perform its obligations under the agreement. Under the terms of the operating agreement, Endesa Chile is entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

Electricity demand throughout the Argentine NIS increased 3.2% during 2013, according to CAMMESA. Total electricity demand was 125,167 GWh in 2013, 121,237 GWh in 2012 and 116,446 GWh in 2011. Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS. According to the installed capacity reported by CAMMESA, in the monthly report for December 2013, our major competitors in Argentina are the state controlled company Enarsa (with an installed capacity of
2,155 MW), a nuclear unit “NASA” (with an installed capacity of 1,010 MW) and the hydroelectric units Yacyretá and Salto Grande (with an aggregate installed capacity of 3,690 MW). The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (“Sadesa”), and Pampa Energía. The AES Group has eight power plants connected to the Argentine NIS with a total installed capacity of 3,224 MW (37% of which is hydroelectric). Sadesa owns a total of approximately 3,858 MW of installed capacity, the most significant of which are Piedra del Águila (with an installed capacity of 1,400 MW) and Central Puerto (a thermal facility with
1,777 MW of installed capacity). Pampa Energía, with a total installed capacity of 2,184 MW, competes against us with six power plants, of which 630 MW is hydroelectric and 1,554 MW is thermal.

Operations in Colombia

Our generation operations in Colombia are carried out through Emgesa. We hold a 26.9% stake in Emgesa as of December 31, 2013, which we control and consolidate pursuant to a shareholder’s agreement with Enersis. Enersis owns an additional 21.6% of Emgesa. As of December 31, 2013, our Colombian subsidiary operated 29 generation units in Colombia, with a total installed capacity of 2,925 MW. Emgesa has 2,482 MW in hydroelectric plants and 444 MW in thermoelectric plants. Our hydroelectric and thermal generation plants in Colombia represent 20.0% of the country’s total electricity generation capacity as of December 2013, according to XM.

For information on the installed generation capacity for each of the Company’s Colombian subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Approximately 85% of our installed capacity in Colombia is hydroelectric. As a result, our electricity generation depends on the reservoir levels and rainfalls. Our generation market share in Colombia was 20.5% in 2013, 22.2% in 2012 and 20.6% in 2011, according to XM. In addition to hydrological conditions, the amount of generation depends on our commercial strategy. Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2013, thermal generation represented 7.6% of total generation and hydroelectric generation represented the remaining 92.4% of our generation in Colombia. During 2013, hydrological conditions were below the historical average in Colombia, with rainfall around 91% of the historical average. For Emgesa, the flows in the Guavio River Basin were 84% of average and the flows in the Magdalena River (Betania) were 89% of average while the flows in the and Bogotá River (Cadena Nueva) were a more favorable 132% of average according to XM. The poor hydrological condition affected Emgesa’s generation which was lower by 6.8% compared to 2012.

Generation by type in Colombia is shown in the following table:

ELECTRICITY GENERATION IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	11,784	92.4	12,649	95.5	11,613	96.4
Thermal generation	964	7.6	602	4.5	438	3.6

Total generation	12,748	100.0	13,251	100.0	12,051	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

During 2013, Emgesa used 465 kilotons of coal for its coal-fired plants, which were obtained from over 20 local suppliers. The local coal price has remained below the export price as high transport costs make it difficult for domestic coal to compete in the export market. This trend is expected to continue in the Colombian coal market.

During 2013, Emgesa also entered into a fuel oil supply agreement with Esapetrol, which complemented the existing oil supply contracts with Petromil and Biomax. We believe this will ensure Emgesa has access to a reliable supply of fuel oil for the Cartagena power plant.

The following table sets forth our electricity generation and purchases in Colombia:

ELECTRICITY GENERATION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2013		2012 (1)		2011 (1)
	GWh	%	GWh	%	GWh	%
Electricity generation (1)	12,748	78.6	13,251	80.8	12,051	79.2
Electricity purchases	3,461	21.4	3,153	19.2	3,163	20.8

Total (2)	16,209	100.0	16,404	100.0	15,215	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.
(2)	Electricity generation plus electricity purchases differ from electricity sales because of the pumps for the Muña reservoir.

The only interconnected electricity system in Colombia is the National Interconnected System (Sistema Interconectado Nacional, the “Colombian NIS”). Electricity demand in the Colombian NIS increased 2.6% during 2013. Total electricity consumption was: 60,890 GWh in 2013, 59,370 in 2012 and 57,150 GWh in 2011.

The generation in Colombia’s electricity market has been affected by an agreement with Ecuador to provide an interconnection between the electricity systems of Colombia and Ecuador. During 2013, Colombian electricity generator sold 662 GWh of electricity to Ecuadorian customers.

In addition, Colombia has interconnection links with Venezuela that operate under exceptional circumstances as needed by either of the two countries. In early April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations. The agreement also includes the import of gasoline and diesel from Venezuela. The total energy exported was 715 GWh in 2013.

The distribution of our electricity sales in Colombia by customer segment is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	11,567	71.9	11,719	71.9	10,544	69.8
Non-contracted sales	4,523	28.1	4,585	28.1	4,568	30.2

Total electricity sales	16,090	100.0	16,304	100.0	15,112	100.0

During 2013, Emgesa served customers under an average of 798 contracts, serving 440 unregulated customers and 13 were for distribution and trading companies. Emgesa’s sales to our distribution company, Codensa, accounted for 36.7% of our total contracted sales in 2013. Electricity sales to the five largest unregulated customers represented 5.9% of total contracted sales.

The following table sets forth our sales by volume to our largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Codensa (Enersis)	4,236	36.7	5,016	42.8	5,035	47.8
Electrificadora del Caribe (Electrocaribe)	2,262	19.6	371	3.2	360	3.4
Cía. Energética del Tolima (Enertolima)	498	4.3	—	—	—	—
Electrificadora de Boyacá (EBSA)	320	2.8	—	—	—	—
Empresas Públicas de Medellín (EPM)	249	2.1	806	6.9	760	7.2
Empresa de Energía de Cundinamarca (EEC) (Enersis)	241	2.1	235	2.0	266	2.5
Centrales Eléctricas del Norte de Santander (CENS)	125	1.1	573	4.9	152	1.4
Electrificadora de Santander	39	0.3	373	3.2	47	0.4
Electrificadora del Huila	80	0.7	—	—	416	3.9
Electrificadora del Meta (Meta)	—	—	—	—	82	0.8

Total sales to our largest distribution customers	8,050	69.7	7,375	62.9	7,118	67.4

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 3,251 MW) and Isagen (with an installed capacity of 2,182 MW). We also compete with the following private sector companies in Colombia: Chivor (with an installed capacity of 1,000 MW), which is owned by Gener; Colinversiones (with an installed capacity of 1,982 MW), which includes Termoflores and Epsa; and Gecelca (with an installed capacity of 1,207 MW).

Operations in Peru

Through our subsidiary Edegel, we operate a total of 24 generation units in Peru, with a total installed capacity of 1,540 MW. As of December 2013. Edegel owns 18 hydroelectric units, with a total installed capacity of 750 MW. The company has six thermal units, which represent the remaining 790 MW of total installed capacity. During October 2013, the TG 7 unit of Santa Rosa in Peru was decommissioned. Our hydroelectric and thermal generation plants in Peru represent 19.7% of the country’s total electricity generation capacity according to the information reported in December 2013 by Osinergmin.

For information on the installed generation capacity for each of the Company’s power plants in Peru, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Generation by type in Peru is shown in the following table:

ELECTRICITY GENERATION IN PERU (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	4,474	53.3	4,428	51.7	4,528	50.4
Thermal generation	3,917	46.7	4,141	48.3	4,452	49.6

Total generation	8,391	100.0	8,570	100.0	8,980	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

In 2013, we generated 21.9% of total electricity production in Peru according to COES.

Hydroelectric generation represented 53.3% of Edegel’s total production in 2013. For Edegel, all hydrological contributions were above their historical average in 2012: in the Rimac River Basin (Huinco, Matucana, Callahuanca, Moyopampa, Huampaní) hydrological contributions were 114%; in the Tulumayo River (Yanango) hydrological contributions were 112%; and in the Tarma River (Chimay) hydrological contributions were 118% according to COES, the operator of the Peruvian system.

The portion of electricity supplied by Edegel’s own generation was 94.2% of total electricity sales, requiring 5.8% of purchases to satisfy contractual obligations to customers.

Edegel has long-term gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities. It has also signed firm transport capacity transfer agreements with other generators, which allows them to trade firm transport capacity to operate as indicated for the COES (the electric market operator) and optimize the use of the natural gas transport system.

The following table sets forth our electricity generation and purchases in Peru:

ELECTRICITY GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2013		2012		2011
	GWh	%	GWh	%	GWh	%
Electricity generation	8,391	94.2	8,570	89.4	8,980	95.0
Electricity purchases	512	5.8	1,018	10.6	469	5.0

Total (1)	8,903	100.0	9,587	100.0	9,450	100.0

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses.

The Peruvian National Interconnected Electric System (Sistema Eléctrico Interconectado Nacional, “SEIN”) is the only interconnected system in Peru. Electricity sales in the SEIN increased 5.9% during 2013 compared to 2012, reaching total annual sales of 35,632 GWh.

The distribution of Edegel’s electricity sales, in terms of customer segment, is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2013		2012		2011
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales (1)	7,892	88.6	9,092	94.8	8,632	91.3
Non-contracted sales	1,011	11.4	495	5.2	818	8.7

Total electricity sales	8,903	100.0	9,587	100.0	9,450	100.0

(1)	Includes sales to distributors without contracts.

Edegel’s electricity sales in 2013 decreased 7.1% compared with 2012 mainly due the expiration of contracts, which is reflected in the lower contracted sales. During 2013, Edegel had nine regulated customers and 14 unregulated customers. Sales to unregulated customers represented 42.2% of Edegel’s total contracted sales in 2013.

During 2011, Luz del Sur carried out a long-term tender process for 2018-2027, with an energy requirement of approximately 2,500 GWh/year. An amount of 2,245 GWh was granted to Cerro del Águila, Celepsa, Egesur, Enersur and Fenix. The remaining unallocated amount of 255 GWh was declared void.

During 2012, Edelnor carried out a long-term tender process for 2016-2027, with an energy requirement of approximately 990 GWh/year. The contracts were granted to EEPSA (12.5%), Egejunin (1.8%), Edegel (42.3%), Fenix (24.9%) and Kallpa (18.5%).

In 2013, there were no long-term tenders in Peru.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2013		2012		2011
	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales	Contracted Sales	% of Contracted Sales
Distribution companies:
Edelnor (Regulated) (1) (2)	2,455	31.1	3,130	34.4	4,173	48.3
Luz del Sur (Regulated) (1)	1,250	15.8	1,917	21.1	1,539	17.8
ElectroSur (3)	367	4.7	362	4.0	–	–
Seal	237	3.0	–	–	99	1.1
Hidrandina (3)	92	1.2	573	6.3	–	–

Total sales to our largest distribution companies	4,401	55.8	5,981	65.8	5,811	67.2

Unregulated customers:
Refinería Cajamarquilla	1,341	17.0	1,332	14.6	1,320	15.3
Antamina	912	11.6	889	9.8	708	8.2
SN Power	349	4.4
Siderúrgica del Peru	322	4.1	309	3.4	288	3.3
Creditex	83	1.0	72	0.8	78	0.9

Total sales to our largest unregulated companies	3,006	38.1	2,601	28.6	2,394	27.7

Total sales to our largest customers	7,407	93.9	8,583	94.4	8,205	94.9

(1)	The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption. The energy sold to these distributors includes the amount granted to Edegel in the bids realized since 2006.
(2)	Edelnor reduced its consumption in 2013 compared to 2012 due to the reduction in the dispatch of two contracts.
(3)	Hidrandina and ElectroSur have been customers since 2012. Edegel entered into bilateral contracts with each customer at the bar price between January 2012 and December 2012 and between January 2012 and December 2013, respectively.

Our most important competitors in Peru are Enersur (GDF-Suez group, with an installed capacity of 1,264 MW); Electroperú (a state-owned competitor, with an installed capacity of 902 MW); Kallpa (Inkia Energy group, with an installed capacity of 861 MW); and Egenor (Duke Energy group, with an installed capacity of 622 MW).

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework by business segment in the countries in which we operate.

		Argentina	Brazil	Chile	Peru	Colombia
	Unregulated Market	Regulated remuneration scheme Resolution 95/2013	Spot markets with costs audited by the regulator			Spot market with auctioned cost (Price- offered)
Gx	Regulated	Seasonal Price	Auction 20 years for Thermal / 30 years for Hydro	Node Price auction 15 years	Node Price auction 20 years	Auction 3/5 years
	Capacity	Contribution peak demand	—	Income based on contributions during peak demand		Firm energy contribution (energy auctions for at least 20 years)
Tx	Features		Public - Open Access - Regulated Tariff – Monopoly Regime for Transmission System Operators (“TSOs”)
	Law	Concession contract		Administrative Concession (indefinite)		Authorization Operation Zone
Dx	Expansion	95 years	30 years	Undefined
				4 years		5 years
	Tariff review	5 years	4/5 years

Cx	Unregulated Agents	> 0.03 MW	> 0.5 MW	> 0.5 MW	> 0.2 MW	> 0.1 MW

	Liberalized (%)	≈ 20%	≈25%	≈30%	≈45%	≈30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Cx: Trading

Chile

Industry Overview

Industry Structure

The Chilean electricity industry is divided into three business segments: generation, transmission and distribution. These business segments are carried out by publicly-owned private sector companies. The state’s role is circumscribed to regulation, supervision and indicative investment planning through non-binding recommendations in the case of the generation and transmission businesses, with the exception of the main transmission system in which indicative planning is binding as well as part of the bidding processes for its construction.

The following chart shows the relationships among the various participants in the Chilean market:

The generation segment comprises a group of electricity companies that own generating plants, whose energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market which operates under market-driven conditions. Generating plants sell their production to distribution companies, unregulated customers, other generation companies, and their surpluses on the spot market.

The transmission system comprises a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution. Transmission in Chile is defined as lines or substations with a voltage or tension higher than 23 kV. The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as all electricity supplies to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their amount of demand, as follows: (i) unregulated customers with a connected capacity over 2,000 kW; (ii) regulated customers with connected capacity of no more than 500 kW; and (iii) customers that choose for either a regulated-tariff or an unregulated regime, for a minimum period of four years in each regime, available to customers whose connected capacity falls in the range of 500 kW to 2,000 kW.

The distribution companies supply regulated customers, a segment for which the price and supply conditions are the result of tender processes regulated by the CNE, and unregulated customers, with bilateral agreements between generators, whose conditions are freely negotiated and agreed.

In Chile, there are four separate interconnected electricity systems. The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the territory, where 92% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located and where 6% of the Chilean population lives (figures based on the 2013 CDEC-SIC annual report). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 2% of the population lives.

In 2013, the Chilean government sent a proposal to modify the Chilean Electricity Law (described below) to allow the state to promote the interconnection project between the SIC and the SING. In January 2014, the proposal was approved and signed into law by the Chilean President as Law 20,726. The interconnection is expected to be completed between 2018 and 2019.

The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch centers, known as a CDEC, an independent entity that coordinates generators, transmission companies and large customers. CDEC coordinates the operation of its system with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system. The marginal cost used is the price at which generators trade energy on an hourly basis, involving both their injections into the system and their withdrawals or purchases for supplying their customers.

Principal Regulatory Authorities

The Chilean Ministry of Energy develops and coordinates plans, policies and standards for the proper operation of the sector, approves tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies.

The CNE is the technical entity in charge of defining prices, technical standards and regulatory requirements. The SEF monitors the proper operation of electricity, gas and fuel sectors in compliance with the law in terms of safety, quality, and technical standards.

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

Chilean antitrust authorities are responsible for preventing, investigating and correcting any threats to free market competition and any anti-competitive practices by potentially monopolistic companies. These authorities include:

—	Free Market Competition Tribunal (“TDLC” in its Spanish acronym). This is a special and independent jurisdictional entity, subject to the directive, correctional and economic authority of the Chilean Supreme Court, which functions to prevent, correct and sanction threats to free market competition.

—	National Economic Prosecutor (“FNE” in its Spanish acronym). This is the attorney general responsible for economic matters and for investigating and prosecuting all antitrust conduct before the FNE’s resolutory commission and other tribunals.

The panel of experts acts as a tribunal in electricity matters arising from disputes between participants in the electricity market and the regulatory authority in certain tariff processes. It issues enforceable resolutions and comprises experts in industry matters, five engineers or economists and two lawyers, all of whom are elected every six years by the TDLC.

There are also other entities related to the energy sector: the Chilean Nuclear Energy Committee in charge of research, development, use and control of nuclear energy, and the Chilean Energy Efficiency Agency, in charge of promoting energy efficiency.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization was carried out during the period 1970-73. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as DFL 1, allowing participation of private capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government by establishing objective criteria for setting prices. The goal is an economically efficient allocation of resources. The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity to all who request it.

DFL 1 was published in 1982 and has had only two important changes since then. The first one took place in 2004 to encourage investments in transmission lines. The second one was in 2005 to create long-term contracts between generation and distribution companies as part of a bid process.

The present text of the law was restated in DFL No. 4 of 2006, which is supplemented with a series of regulations and standards.

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

According to the Chilean Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase the transparency within the different companies that form the Enersis group. The FNE’s resolution 667/2002 requires:

(i)	board members of Enersis, Endesa Chile and Chilectra be elected from different and independent groups;

(ii)	the external auditors of Enersis, Endesa Chile and Chilectra be different;

(iii)	Enersis, Endesa Chile and Chilectra may not merge companies within the Enersis group which operate in electricity generation and distribution; instead, Enersis must continue to maintain both business segments separately through companies that are independent business units; and

(iv)	Enersis, Endesa Chile and Chilectra must remain subject to the regulatory authority of the SVS and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation.

Additionally, in October 2012, Official Letter No. 1479 imposed additional restrictions on Endesa Chile stating that:

(i)	the controlling shareholders should refrain from designating those persons who had been directors of Chilectra the prior term, as Endesa Chile directors; and

(ii)	Endesa Chile’s management should refrain from designating employees in first and second level positions, that had held the same positions in Chilectra during the six months prior to their designation.

In addition, the Water Utility Services Law also sets restrictions on the overlapping of concessions in the same area, setting restrictions on the ownership of the property between sewage services concessions and utilities that are natural monopolies, such as electricity distribution, gas or home telephone networks.

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

Sales to Distribution Companies and Certain Regulated Customers

Prior to 2005, sales to distribution companies for resale to regulated customers were made through contracts at regulated prices set by the CNE (node prices) in effect at the relevant locations (or nodes) on the interconnected system through which such electricity was supplied. Under Law 20,018 Ley Corta II, enacted on May 19, 2005, all new contracts between generation and distribution companies to supply electricity to regulated customers must arise from international bids. The bids must have a maximum energy price offer based on the average price paid by the unregulated customers at the time that the bid takes place, which is calculated twice a year by the CNE. If a first bid is unsuccessful, the CNE may increase this maximum price by an additional 15%. The bids are awarded on a minimum price basis. The average prices associated with these bids are transferred directly to end customers, replacing the regulated node price regime. During the term of the contracts, the energy and capacity prices are indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation. Under the bid system, all distribution companies have separate electricity contracts for their regulated and unregulated customers.

Due to the bankruptcy of the generating company Campanario in September 2011, certain regulated customers in the central-southern region of the country no longer had electricity contracts. In response, the Chilean government published two resolutions: RM 2288 and RM 239. Pursuant to these resolutions, all generating companies must meet demand from their customers on a pro rata basis to their injections into the system until new contracts are awarded under new tendering processes. As of the date of this Report, only 47% of this energy has been awarded to generation companies until December 2014 (of which 38% was to Endesa Chile and 9% to Gener).

As in most of the countries of the region, the Chilean electricity markets are concentrated on a few big operators. In the generation market, ranked by electricity generation market share, the major participants are as follows: Endesa Chile 29%, Gener 28%, Colbún 16.5% and GDF Suez 14%, according to CDEC-SIC and CDEC-SING. In the distribution market, ranked by physical sales market share, the major participants are as follows: Chilectra (an Enersis subsidiary) 40%, Compañía General de Electricidad 39% Saesa Frontel 9% and Chilquinta 9%, according to Empresas Eléctricas A.G.

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

Regulatory Charges

Chilean laws have not established any specific charge for the electric system. Nevertheless, if the tariff for residential customers increases by more than 5% in a six-month period, the government can establish a subsidy for low-income families. The last governmental subsidy was granted in 2009.

Promotion of Generation from Renewable Energy Sources

On April 1, 2008, Law 20,257 amended Law 19,940 of March 2004, known as the General Electric Services Law. The purpose of the amendment was to promote the use of NCRE. This law defines the different types of technologies that qualify as NCRE and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of a certain type, and to progressively increase this percentage by 0.5 percentage points annually up to a minimum of 10% as of 2024.

On October 22, 2013, Law 20,698 (known as the “20/25 Law”) supported renewable energy sources and modified the previously defined NCRE minimum requirements. This law establishes a mandatory share of renewable energy sources in 2025, calculated as a percentage of the total contracted energy of each generator. In particular, for those contracts signed between 2007 and 2013, the target is 10% in 2024, while for contracts beyond 2013, the target is 20% by 2025.

Incentives and Penalties

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree. A severe drought is not considered a force majeure event under our service agreements.

Generation companies may also be required to pay fines to the regulatory authorities, as well as to make compensatory payments to electricity customers affected by shortages of electricity. The fines are related to system blackouts due to an electricity generator’s operational problems, including failures related to the coordination duties of all system agents. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at a rate known as the “failure cost” determined by the authority in each tariff setting. This failure cost, which is updated semiannually by the CNE, is a measurement of how many final customers would pay for one extra MWh under rationing conditions.

Regulation in Transmission

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and customers. Every four years, a study is done to evaluate the existing system and to define the expansion plan. On December 31, 2010, the last study was delivered to the CNE. In November 2011, the CNE promulgated Decree 61, which defines the current value of the existing lines to be remunerated for the 2011 to 2014 period. The main transmission system is paid by generators and customers.

According to the modifications to the General Electricity Services Law, the transportation of electricity by main transmission systems and sub-transmission systems are defined as a public service. Therefore, the transmitter has a service obligation and is responsible for the maintenance and improvement of its facilities.

On October 14, 2013, the Electricity Concessions Law was approved, which law aims to streamline the processing of electrical concessions, including, among other things, compensation, taxation and notifications.

Regulation in Subtransmission

Subtransmission systems are defined as voltage lines exceeding 23 kV. There are seven subtransmission systems defined by decree. The subtransmission systems are paid mainly by customers according to the values fixed by decree of the Ministry of Energy. Generators and unregulated customers pay only for the lines they use in each system. In April 2013, Decree 14 was promulgated, which established a tariff schedule from 2011 through 2014.

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

In January 2010, Law 19,300 was modified by Law 20,417, which introduced changes in the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendency of Environment. Consequently, environmental assessment processes are coordinated by this entity and the Environmental Assessment Service.

For more information about Chile’s NCRE regulations, see “— Promotion of Generation from Renewable Energy Sources”.

In June 2011, the Ministry of Environment published Decree 13, emission standards for thermoelectric plants applicable to generation units of at least 50 MW, in the Diario Oficial, a governmental publication. The object of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to prevent and protect the health of the population and protect the environment. Existing emission sources will have to meet emission limits as established in the regulation for MP emissions within two and a half years from the date this decree was published (December 2013) and for SO2 and NOx emissions, within four years in highly polluted areas and within five years elsewhere.

In June 2012, Law 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and look into other matters that are submitted for their attention under the law. The law created three such courts, the first of which began operating in December 2012 and the other two of which began operating in June 2013.

On December 28, 2012, the Superintendency of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

The Chilean constitution considers water as a national public good on which real utilization rights are defined; that is similar to holding the private property rights over water, as set forth in article 19, paragraph 24 “The rights of individuals over water, recognized or constituted in accordance with the law, grant their holders ownership over such rights.” Notwithstanding the foregoing, paragraph 24 also elaborates on the societal function of the private property so that water rights are subject to legal limitations.

Argentina

Industry Overview

Industry Structure

In the Argentine Wholesale Electricity Market (“Argentine MEM” in its Spanish acronym) there are four categories of local agents (generators, transmitters, distributors, and large customers) and external agents (traders of generation and traders of demand) who are allowed to buy and sell electricity as well as related products.

The following chart shows the relationships among the various participants in the Argentine MEM:

The generation sector was organized on a competitive basis until March 2013, with independent generating companies selling their output in the Argentine MEM spot market, through private contracts to purchasers in the Argentine MEM contract market or to CAMMESA, which is the entity in charge of the operation of the Argentine MEM, through special transactions like contracts under Resolutions SE 220/2007 and 724/2008.

On March 26, 2013 the Secretariat for Energy published Resolution 95/2013 that set out a regulated remuneration scheme for power generation activity beginning retroactively from February 2013. The main features of the Resolution are as follows:

—	It applies to generators, co-generators and self-generators except for power plants entered into operation after 2005, nuclear generation, cross-border hydro generation.

—	CAMMESA, the market operator, will be the single buyer/seller for the fuel needed for plant operations. This implies that market agents will not be allowed to trade commodities.

—	Free bilateral trading is suspended: large customers will have to buy electricity directly from CAMMESA (no change of supply for residential customers, they will still be served by distribution companies).

—	Generators are to receive a regulated remuneration, which should cover fixed and variable costs and include an additional remuneration.

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

Distribution is regarded as a public service operating under monopoly conditions and is comprised of companies that have been granted concessions by the Argentine government. Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator. Accordingly, these companies have regulated tariffs and are subject to quality service specifications. Distribution companies may obtain electricity on the Argentine MEM’s spot market, at a price called “seasonal price,” which is defined by the Argentine Secretariat of Energy as the cap for the costs of electricity bought by distributors that can be passed through to regulated customers.

There are two electricity distribution areas subject to federal concessions. The concessionaires are Edesur (one of our subsidiaries) and Edenor (which is not a related company), both of which are located in the greater Buenos Aires area. The local distribution areas are subject to concessions granted by the provincial or municipal authorities. However, all distribution companies acting on the Argentine MEM must operate under its rules.

Regulated customers are supplied by distributors at regulated tariffs.

“Large Customers” are classified into three categories: major large customers, minor large customers and private large customers. Each of these categories of customers has different requirements with respect to purchases of their energy demand. For example, major large customers are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while minor large customers and private large customers are required to purchase all of their demand through supply contracts. Large customers participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power for Large Customers.

There is one interconnected system, the Argentine Interconnection System (“Argentine SADI”), and smaller systems that provide electricity to specific areas. According to the Argentine National Institute of Statistics and Census (“INDEC” in its Spanish acronym), 99.2% of the energy required by the country is supplied by the Argentine SADI interconnected system and only 0.8% is supplied by isolated systems.

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

The Electricity National Regulatory Agency (“ENRE” in its Spanish acronym) carries out the measures necessary for meeting national policy objectives with respect to the generation, transmission and distribution of electricity. Its principal objectives are to protect the rights of customers, promote competitiveness in production, encourage investments that assure long-term supply; promote free access, non-discrimination and the generalized use of the transmission and distribution services; regulate transmission and distribution services to ensure fair and reasonable tariffs, and encourage private investment in production, transmission, and distribution, ensuring the competitiveness of the markets where possible. ENRE directly controls the management of Edenor and Edesur as distribution companies operating under a national concession. In the case of Edesur, on July 12, 2012, ENRE temporarily appointed an overseer for 45 business days, a term that was extended for successive periods of the same duration, in order to monitor and control all acts of management of the Company. ENRE resolution 243/13 increased the term from 45 to 90 business days and it may be extended further. The Vice President of ENRE was initially appointed to oversee Edesur. However, pursuant to ENRE Resolution 31/2014 passed January 30, 2014, the President of ENRE will oversee Edesur for 90 business days, which may be extended further.

The principal functions of the Administrative Company for the Wholesale Electricity Market (“CAMMESA”) are the coordination of dispatch operations, the establishment of wholesale prices and the administration of economic transactions made through the SIN. It is also responsible for executing the economic dispatch through economic considerations and rationality in the administration of energy resources, coordinating the centralized operation of the SIN to guarantee its security and quality, and managing the Argentine MEM, in order to ensure transparency through the participation of all the players involved and with respect to the respective regulations.

The principal functions of the Argentine Federal Electricity Council are the following: (i) managing specific funds for the electricity sector and (ii) advising the national executive authority and the provincial governments with respect to the electricity industry, the priorities in performing studies and works, concessions and authorizations, and prices and tariffs in the electricity sector. It also provides advice regarding modifications resulting from legislation referring to the electricity industry.

The Federal Environmental Council is an institutional branch of the federal government empowered to address environmental problems and solutions in Argentina. It has legal authority to coordinate the development of environmental policy among member states. The member states adopt regulations or rules that are issued by the Assembly, which are issued as resolutions.

The Ministry of Environment and Sustainable Development, a member of the Federal Environment Council, assists the Chief of Cabinet of Ministers in the implementation of environmental measures and articulates its insertion in the ministries and other areas of the national public administration. It seeks to foster rational exploitation and sovereignty over Argentina’s natural resources with consideration to fairness and social inclusion. The Secretariat is involved in environmental planning and preservation, planning and implementation of national environmental management in the implementation of sustainable development, rational use of non-renewable resources and the diagnosis of environmental issues in coordination with different areas of the government.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies. As a result of service problems, the government began to intervene in the sector in the 1950s and initiated a nationalization process. Law 15,336/60 was passed to organize the sector and establish the federal legal framework for the start of major transmission and generation projects. Many state companies were created within this framework in order to carry out various hydroelectric and nuclear projects.

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

Regulatory Developments: The Industry After the Public Emergency Law

Law 25,561, the Public Emergency Law, was enacted in 2002 to manage the economic crisis that began that year. It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of U.S. dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1.00 per US$ 1.00. The mandatory conversion of transmission and distribution tariffs from

U.S. dollars to Argentine pesos at this pegged rate (compared to the market exchange rate at that time of approximately Ar$ 3.00 per US$ 1.00) and the regulatory measures that cap and reduce the spot and seasonal prices hindered the pass-through of generation variable costs in the tariffs to end customers.

The Public Emergency Law also empowered the Argentine government to implement additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term. These measures have been periodically extended. Law 26,729, which was enacted in December 2011, extended the measures until December 31, 2013 and Law 26,896, enacted in October 2013 further extended the measures until December 31, 2015.

The Argentine Secretariat of Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the Argentine MEM’s costs and prices and to reduce the price paid by the end customers.

Resolution SE 240/2003 changed the method for calculating spot prices by decoupling such prices from the marginal cost of operation. Prior to this resolution, spot prices in the Argentine MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with liquid fuel/diesel in the winter (May through August). Due to restrictions on natural gas supply, winter prices were higher and affected by the price of imported fuels priced in U.S. dollars. Resolution SE 240/2003 sought to avoid price indexation pegged to the U.S. dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply. In addition, water value is not considered if its opportunity cost is higher than the cost of generating with natural gas. The resolution also set a cap on the spot price at Ar$ 120/MWh, which was valid until the adoption of Resolution 95/2013. The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho, or “STD”) plus a margin of Ar$ 2.5/MWh, according to the Resolutions SE 6,866/2009 and 6,169/2010, that came into effect in May 2010.

The government has avoided the increase in electricity tariffs to end customers and seasonal prices have been maintained substantially fixed in Argentine pesos. In contrast, gas producers have received price revisions by the authority and thereby were able to recover part of the value that they lost as a result of the 2002 devaluation.

Under this system, CAMMESA sells energy to distributors who pay seasonal prices and buys energy from generators at spot prices that recognize rising gas prices at a contractual price defined by the instructions of the Argentine Secretariat of Energy. To overcome this imbalance, the Argentine Secretariat of Energy — through Resolution SE 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market. This resolution set a priority of payment for different services, such as capacity payment, fuel cost and energy sales margin, among others. As a result, CAMMESA accumulates debt with generators while the system gives a distorted price incentive to the market that encourages electricity consumption but discourages investments to satisfy the growth in electricity demand, including investments in transmission capacity. Additionally, electricity generators experience a reduction of estimated income from contract prices because of the reduction of the spot price.

The Argentine government has gradually reversed its decision to freeze distribution tariffs. During 2011, various resolutions authorizing the elimination of electricity and natural gas subsidies were issued. However, the subsidy elimination has been applied to only 5% of the demand. For further details, see “— Sales to Distribution Companies and Certain Regulated Customers” below.

In order to enhance the energy supply, the Argentine Secretariat of Energy created different schemes to sell “more reliable energy.” Resolution 1,281/2006 created the Energy Plus Service Program, which was designed to increase generation capacity in order to meet growth in electricity demand over the “Base Demand,” which was the demand for electricity in 2005.

Resolutions SE 220/2007 and 724/2008 gave thermal generators the opportunity to reduce some of the adverse effects of Resolution SE 406/2003 by entering into MEM Supply Commitment Contracts, (“CCAM” in its Spanish acronym). Under these resolutions, a thermal generator can perform maintenance or repowering investments to improve the availability of its units and add additional capacity to the system. After authorization, the thermal generator can then sign a CCAM at prices that would permit the recovery of such capital expenditures. Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales under Resolution 406/2003). Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE 762/2009 created the National Hydroelectric Program to promote the construction of new hydro plants. The program enables authorized generators to enter into energy supply contracts with CAMMESA for up to 15 years at prices that would allow for the recoupment of their investment.

The Argentine government has adopted several other measures to encourage new investments, including the following: auctions to expand the capacity of natural gas transportation and electricity transmission; the implementation of certain projects for the construction of power plants; the creation of fiduciary funds to finance these expansions; and the awarding of contracts with renewable energy, called the “GENREN program.” For more details, refer to “— Environmental Regulation” below. In addition, Law 26,095/2006 created specific charges that must be paid by end customers, which are used to finance new electricity and gas infrastructure projects. The Argentine government has also enacted regulations to encourage the rational and efficient use of electricity.

Since the implementation of Law 24,065 (“Electricity Framework”), the generation sector has sold the electricity it generates on the wholesale spot market and the private contract market. However, a series of resolutions have been published in recent years that have permitted the Argentine government and generators to sign contracts for the incorporation of new generation and/or maintenance of existing plants to guarantee the availability of the units, all in accordance with Resolutions 146/02, 220/07, 724/08 and 200/09.

On August 24, 2012, the Argentine government informed electricity sector companies that it would reform the Argentine MEM and end the marginalist system of the 1990s. To implement these changes, a Strategic Planning and Coordination Commission of the National Hydrocarbons Investment Plan was created. The principal change in the generation sector is the evolution of the “liberalized marginalist” model into a “Cost Plus” model in accordance with the following “Declared Principles”: (i) any income shall be applied to each company based on the sum of its equity and debt, less redundant assets, (ii) a “Reasonable Profit” would be recognized, and (iii) efficient operating costs would be recognized.

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

As mentioned above, Resolution 95/2013 attempted to implement the majority of the reforms announced in 2012 by moving from a marginalist system to a regulated system, in which an electricity generation company’s income is driven by regulated streams of revenues. Based on the new regulation, generators’ remuneration is now made up of the following items, which vary depending on the method of generation:

—	Fixed costs: capacity remuneration subject to the achievement of a target availability.

—	Variable costs: variable remuneration for operation and maintenance costs only, given that electricity generators do not incur fuel cost, which is managed by CAMMESA.

—	Additional remuneration: part is paid in cash to the electricity generators, and the remainder is accumulated in a fund that will be used to finance investments in new generation facilities.

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

Pursuant to Resolution SE 1,193/2005, all private generators in the Argentine MEM were called upon to participate in the construction, operation and maintenance of the electricity generation plants to be built with the funds from FONINVEMEM, consisting of two combined -cycle generation plants of approximately 825 MW each.

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

Agreement to Manage and Operate Projects

On November 25, 2010, the Argentine Secretariat of Energy signed an agreement with several generation companies, including Enersis’ subsidiaries, in order to: (i) increase thermoelectric unit availability, (ii) increase energy and capacity prices and (iii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies. This agreement seeks to accomplish the following: (i) continue the reform of the Argentine MEM; (ii) enable the incorporation of new generation to meet the increased demand for energy in the Argentine MEM (pursuant to this agreement, Endesa Chile’s subsidiaries, together with the SADESA Group and Duke, formed a company to develop the combined-cycle project with a capacity of approximately 800 MW at the Vuelta de Obligado thermal plant); (iii) determine a mechanism to pay the generators’ sales settlements with maturity dates to be determined (“LVFVDs” in the Spanish acronym), which represent generators’ claims for the period from January 1, 2008 to December 31, 2011; and (iv) determine the method for recognizing the total remuneration due to generators. On October 24, 2012, the contract for the turnkey supply and construction of the Vuelta de Obligado plant was entered into among General Electric Internacional Inc. and General Electric Internacional Inc., Argentina branch, and the Argentine Secretariat of Energy. The project also includes the expansion of the Río Coronda 500 kV transformer station which connects to the Argentine Interconnected System (“Argentine NIS”), the construction of four new fuel tanks, the construction of a gas pipeline to supply natural gas from the national network, and maintenance of the plant during the single and combined-cycle operation periods for a period of ten years.

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

Dispatch and Pricing

CAMMESA controls the coordination of dispatch operations and the administration of the Argentine MEM’s economic transactions. All generators that are Argentine MEM agents must be connected to the Argentine NIS and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS.

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

The introduction of the Resolution 95/2013, (see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.— Argentina — Industry Overview” and — Regulatory Developments: the industry after the Public Emergency Law”), suppressed the market for energy transactions among generators, large customers and traders. This resolution defines a regulated remuneration scheme for each type of technology used in power generation.

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the Argentine MEM, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. These prices have not changed since November 2008.

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

Regulation in Transmission

The transmission sector is regulated based on the principles established in Law 24,065 and the terms of the concession granted to Transener S.A. (not an affiliated company) under Decree 2,743/92. Due to technological reasons, the transmission sector is heavily affected by economies of scale that limit competition. As a result, the transmission sector operates under monopoly conditions and is subject to considerable regulation.

Natural Gas Market

Since the emergency economic measures of 2002, the lack of investment in natural gas production forced the system to burn increasing amounts of liquid fuels.

The Argentine government has adopted different measures to improve the natural gas supply. Since 2004, local gas producers and the Argentine government have entered into various agreements to guarantee gas supply. The last agreement was signed in July 2009 and resulted in a 30% increase in the natural gas price for power generators until December 2009. In addition, Argentina and Bolivia entered into a 20-year agreement in 2006 that guarantees Argentina’s right to receive up to 28 million cubic meters of natural gas on a daily basis.

The Electronic Gas Market (“MEG” in its Spanish acronym) was also recently created to increase the transparency of physical and commercial operations in the spot market.

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

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law 24,051, the “Hazardous Waste Law,” and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector. Failure to satisfy these requirements entitles the Argentine government to impose penalties such as suspension of operations which, in case of public services, could result in the cancellation of concessions.

Law 26,190, enacted in 2007, defined the use of nonconventional renewable energy for electricity production as a national interest and set as a target 8% market share for generation from renewable energies within a term of 10 years. During 2009, the government took actions to reach this objective by publishing Resolution 712/ 2009 and launching an international auction to promote the installation of up to 1,000 MW of renewable energy capacity. This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA. In June 2010, the “GENREN program” awarded a total of 895 MW, distributed in the following manner: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydro, and 20 MW of solar units. The prices awarded vary from US$ 150/MWh (for mini-hydro units) to US$ 598/MWh (for solar units). In 2011, the Argentine Secretariat of Energy issued Resolution 108/11 which allowed CAMMESA to sign contracts directly with generators of renewable energy on conditions similar to Resolution 712/ 2009.

Brazil

Industry Overview

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, the Brazilian NIS, which comprises most of the regions of Brazil, and several other small isolated systems.

The following chart shows the relationships among the various participants in the Brazilian NIS:

Generation, transmission, distribution and trading are legally separated activities in Brazil.

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts with distributors, traders or unregulated customers. Differences are sold on the short-term market or spot market at the Settlement Price for the Differences (“PLD” in its Portuguese acronym) and there is also a special mechanism between generators that seeks to re-allocate hydrological risk by offsetting differences between generators’ assured energy and that which is actually produced, called the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym).

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

The selling of electricity is governed by Law 10,848/ 2004 and Decrees 5,163/2004 and 5,177/2004 of the Electricity Trading Chamber or Clearing House (“CCEE” in its Portuguese acronym), and ANEEL Resolution 109/2004, which introduced the Electricity Trading Convention. This is a convention in which the terms, rules and procedures of the trading in the CCEE are defined. Two possible situations were introduced by these regulations for the execution of energy sales agreements: (i) the regulated contracting environment, in which energy generation and distribution agents participate, and (ii) the free market contracting environment, in which energy generation, trading, importing and exporting agents, and unregulated customers, participate.

Commercial relations between the agents participating in the CCEE are governed mainly by energy sales agreements. All the agreements between the agents in the Brazilian NIS should be registered with the CCEE. The register includes the amounts of energy and the terms. The energy prices agreed are not registered with the CCEE, but instead are specified by the parties involved in the agreements.

The CCEE books the differences between energy produced or consumed and the contracted amount. The positive or negative differences are settled in the short-term market and priced at the PLD, determined weekly for each level of load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated, and special customers. It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework. According to the specifications set forth in Law Number 9,427/96, unregulated customers in Brazil are those who currently have: (i) a demand of at least 3,000 kW , generated using any method and purchase the energy supply directly with generators or traders, but not directly from distributors or (ii) a demand in the range of 500 to 3,000 kW generated using ERNC and purchase their energy supply directly with alternative generators or traders, with the option to purchase energy from distributors as well.

The Brazilian NIS is coordinated by the Brazilian Electricity System Operator (“ONS” in its Portuguese acronym) and is divided into four electric sub-systems: South-East/Center-West, South, North-East, and North. In addition to the Brazilian NIS, there are also the isolated systems that are not part of the Brazilian NIS. These isolated systems are generally located in the Northern and North-Eastern regions of Brazil, and rely solely on electricity generated from coal-fired and oil-fueled thermal plants. According to the ONS, more than 98% of the energy required by Brazil is supplied by the Brazilian NIS and only 1.7% is supplied by isolated systems.

Principal Regulatory Authorities

The Brazilian Ministry of Mines and Energy (“Brazilian MME”) regulates the electricity industry and its primary role is to establish the policies, guidelines and regulations for the sector.

The Brazilian National Energy Policy Council (“CNPE” in its Portuguese acronym) is in charge of developing the national electricity policy. Among its roles are to guide the President in the formulation of energy policies and guidelines, promote the stable and secure supply of the country’s energy resources, ensure the energy supply to the most distant places of the country, establish directives for specific programs (such as the use of natural gas, alcohol, biomass, coal and thermonuclear energy), and establish directives for the import and export of energy.

The Energy Research Company (“EPE” in its Portuguese acronym) is an entity under the Brazilian MME. Its purpose is to provide services in the area of studies and research to support the energy sector planning.

ANEEL, the Brazilian National Agency for Electric Energy, is the entity that implements the regulatory policies, and its main responsibilities include, among others: (i) supervision of the concessions for electricity sale, generation, transmission and distribution; (ii) enactment of regulations for the electricity sector; (iii) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (iv) promotion of a bidding process for new concessions; (v) resolution of administrative disputes between electricity sector agents; and (vi) setting the criteria and methodology for determining distribution and transmission tariffs, as well as the approval of all the electricity tariffs, ensuring that customers pay a fair price for energy supplied and, at the same time, preserving the economic-financial balance of the distribution companies, so that they can provide the service to agreed quality and continuity.

The Energy Sector Monitoring Committee (“CMSE” in its Portuguese acronym) is an entity created under the scope of the Brazilian MME and is under the Brazilian MME’s direct coordination. CMSE was established to evaluate the continuity and security of the energy supply across the country. CMSE has the mandate to: (i) follow the development of the energy generation, transmission, distribution, trading, import and export activities; (ii) assess the supply and customer service as well as the security of the system; (iii) identify difficulties and obstacles that affect the supply security and regularity; and (iv) recommend proposals for preventive actions that can help preserve the supply security and service.

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

The Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA” in its Portuguese acronym) is an executive body of the National Environmental Policy, which takes the form of a federal autarchy. It is part of the Ministry of Environment, with responsibility for the implementation of the National Environmental Policy and the preservation and conservation of natural heritage, exercising control and supervision over the use of natural resources (water, flora, wildlife, soil, etc.).

IBAMA is also responsible for the environmental impact studies and the granting of environmental licenses for projects nationwide. The environmental license is a procedure by which the competent environmental agency at the federal, state or municipal levels, allows the location installation, expansion, and operation of businesses and activities that require natural resources. It also can consider the effective or potential pollution, in whatever form, and any cause of environmental degradation. This license seeks to ensure that preventive and control measures taken in the draft are compatible with sustainable development.

The Electricity Law

General

Before 1993, power tariffs were the same throughout Brazil. The dealers were entitled to a guaranteed return because the regulatory regime provided for the cost of service. Concession areas that obtained a higher return than the one guaranteed deposited the surplus in a fund from which the distributors with less than the guaranteed return withdrew the difference.

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

The Power Sector Law also introduced the concept of independent power producers (“IPPs”) in order to open the electricity sector to private sector investment. IPPs are single agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale for their own account.

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

Limits and Restrictions

Regulatory Resolution 299/2008 repeals certain sections of ANEEL Resolution 278/2000, which established the limits and conditions for the participation of electricity distributors and traders. Specifically, the section of Resolution 278/2000 on limits to generation was repealed. Subsequently, Resolution 378/2009 establishes new procedures for analyzing mergers and violations of economic regulations in the electric power sector.

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

In September 2012, ANEEL’s Provisional Resolution 579 established the criteria for the renewal of generation, transmission and distribution concessions that expire between 2015 and 2017. It foresees the reduction of energy tariffs and indemnities for non-depreciated investments in hydroelectric plants and transmission installations. In addition, Provisional Resolution 577 defines procedures for the temporary provision of the electricity energy service in the case of cancellation of concessions due to management problems. It also reinforces the powers of ANEEL to intervene in the case of economic-financial imbalance in order to avoid affecting the service provided.

On January 23, 2013, the Brazilian Congress approved Law 12,783, which renewed electricity concessions according to Provisional Resolution 579. This law requires companies to reduce the average electricity tariff by 20.2% from February 2013, and to extend generation, transmission and distribution concessions for up to 30 years, for both hydroelectric and thermal plants, which expire between 2015 and 2017.

Dispatch and Pricing (Settlement Price for the Differences (“PLD”)

The PLD is used to value the purchase and the sale of electric power in the short term market. The price-setting process of the electric power traded in the short-term market is accomplished by using the data employed by the ONS to optimize the operation of the Brazilian NIS.

The mathematical models used to compute the PLD take into account the preponderance of hydro-electric plants within the Brazilian power generation grid. The purpose is to find an optimal equilibrium solution between the current benefit obtained from the use of the water and the future benefit resulting from its storage, measured in terms of the savings from the use of fuels for thermal plants.

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

Electricity Reallocation Mechanism

The Electricity Reallocation Mechanism (“MRE”) provides financial protection against hydrological risks for hydro-generators in order to mitigate the shared hydrological risks that affect generators and assure the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that despite of the centralized dispatch all the generators that participate in the MRE will have a participation in the overall hydro generation dispatched in the proportion of its assured energy. The value of the final allocated energy to a generator can be greater or less than its assured energy depending if the overall hydro generation is greater or less than the overall hydro assured energy, respectively. This mechanism permits each generator, before buying energy in the spot market to fulfill its contracts, to purchase cheaper energy at a price that covers the incremental costs of operation and maintenance of hydroelectric plants and the payment of financial use of water compensation. The tariff used for trading energy in the MRE, the Optimum Energy Tariff, was set as R$ 10.54 per MWh for 2014.

As the overall generation is more stable than the individual production, the MRE is a very efficient mechanism to reduce the volatility of the individual production and the hydrological risk. Therefore, the energy contracts are only financial instruments in the Brazilian system and generation is totally disassociated from the energy contracts.

Sales Between the Agents of the Market

The current model for the electric sector states that the trading of electric power is accomplished in two market environments: the Regulated Contracting Environment (“ACR” in its Portuguese acronym) and the Free-Market Contracting Environment (“ACL” in its Portuguese acronym).

Contracting in the ACR is formalized by means of regulated, bilateral agreements, called Electric Power Trading Agreements within the Regulated Environment (“CCEAR” in its Portuguese acronym) entered into between selling agents (sellers, generators, independent producers or self-producers) and purchasing agents (distributors) who participate in electric power purchase and sale auctions.

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

Sales by Generation Companies to Unregulated Customers

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers. As for the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL. In 2012, the Brazilian MME’s Decree 455 mandated the creation of a prices index and a requirement to register energy contracts ex-ante. According to the internal schedule of the CCEE, the new price index is expected to be published in June 2014. It is expected that this index will be subject to internal tests over a six month period before being officially published in the market.

Sales by Distribution Companies and Regulated Customers

Pursuant to market regulations, 100% of the energy demand from distributors must be satisfied through long-term contracts. Contracts must be renewed or newly entered into prior to the expiration of current contracts.

Tenders under the current regulatory environment are as follows: (i) A-5 tenders, corresponding to tenders for energy purchases from new generation sources to be supplied five years following the tender; (ii) A-3 tenders, for the acquisition of energy from new generation sources; (iii) A- 1 tenders, for the acquisition of energy from existing generation sources; and (iv) A- 0 tenders, energy adjustment tenders, for supplementing the energy load necessary for servicing customers in the distribution concession market, with a limit of 1% of such load. Reserve tenders are also carried out for increasing the security of the system.

Various energy tenders were held during 2011, including an A-3 tender and a reserve tender completed in August and an A-5 tender in December.

In the A-3 tender process for the supply of 2014, 2,744.6 MW of new capacity was assigned and is to be generated by 51 plants. Of the total contracted, 62% was from renewable sources (hydroelectric, wind and biomass) and the remaining 38% from fossil fuels (natural gas).

The tender for reserve energy in August 2011 assigned 1,218.1 MW. These were from wind farm, thermal and biomass projects, involving a total of 41 generating plants. The average price was R$ 99.61 per MWh.

For the new A-5 tender process carried out in December 2011, 42 projects were assigned with a capacity of 1,211.5 MW at an average price of R$ 102.18 per MWh.

For 2012, two tenders were planned. An A-3 tender for December 12, 2012 was cancelled due to the low demand of distributors. An A-5 tender for new energy was held on December 14, 2012. Of the 574.3 MW of total installed capacity up for tender, 303.5 MW was allocated. The weighted average price was fixed in R$ 91.25 per MWh. Of the total energy allocated, 294.2 MW was allocated to two hydroelectric plants (at an average price of R$ 93.46 per MWh) and 281.9 MW was allocated to ten wind farms (at an average price of R$ 87.94 per MWh) .

In 2013, six tenders took place: (i) an energy adjustments tender in which no energy was allocated and the maximum price was fixed at R$ 163 per MWh; (ii) an A-0 tender in which no energy was allocated and the maximum price was fixed at R$ 177.22 per MWh; (iii) an A-1 tender in which only 39% of the distributors requirements was allocated at average price of R$ 177.22 per MWh; (iv) an A-3 tender with 332.5 MWh allocated to 39 wind power plants at average price of R$ 124.43 per MWh; (v) an A-5.1 tender in which 690.8 MWh was allocated (46% hydroelectric plants and 54% of biomass thermal plants) at an average price of R$ 124.97 per MWh; and (vi) an A-5.2 tender in which 1,599.5 MWh (33% of hydroelectric plants, 5% of biomass thermal plants and 62% of wind power plants) was allocated at an average price of R$ 109.93 MWh.

For 2014, an A-3 tender has been scheduled for June 6, 2014. Three energy adjustment tenders, at least one A-1 tender and one A-5 are expected to be held as well.

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

Law 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity, known under the name of Proinfa. It assures the purchase of the electricity generated by Eletrobras for a period of 20 years and financial support from the Brazilian National Development Bank (“BNDES” in its Portuguese acronym) a state-owned development bank. Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the customers with electricity demand in the range of 500 to 3,000 kW who decide to migrate to an unregulated environment, provided that such customers purchase electricity from generating companies using non-conventional sources of electricity.

Selling agents are responsible for paying the buying agent if they are unable to satisfy their delivery obligations. ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture). For each violation, fines may be imposed for up to 2% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice.

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

Regulation in Transmission

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará are still not connected to the interconnected power system. In these states, supply is carried out by small thermal plants or hydroelectric plants located close to their respective capital cities, but the Brazilian government is gradually connecting these areas.

The interconnected power system provides for the exchange of power among the different regions when any region faces problems such as a reduction in hydroelectric power generation due to a drop in its reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient power production to be supplied by generation centers located in a more favorable location.

Any electric power market agent that produces or consumes power is entitled to use the basic network. Free-market customers also have this right, provided that they comply with certain technical and legal requirements. This is called “free access” and is guaranteed by law and by ANEEL.

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

Colombia

Industry Overview

Industry Structure

The Wholesale Electricity Market in Colombia (“Colombian MEM” in its Spanish acronym) is based on a competitive market model and operates under open access principles. The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants. The Colombian MEM relies for its effective operation on a central agency known as the Colombian Administrator of the Commercial Exchange System (“ASIC” in its Spanish acronym).

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

The following chart shows the relationships among the various participants in the Colombian MEM:

Generation activity consists of the production of electricity through hydroelectric, thermoelectric and all other generation plants connected to the Colombian NIS. The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers, other generators and traders. Generation companies are required to participate in the Colombian MEM with all of their generation plants or units connected to the Colombian NIS with generating capacities equivalent to or exceeding 20 MW. Generation companies declare their energy availability and the price at which they are willing to sell it. This electricity is centrally dispatched by the National Dispatch Center (“CND” in its Spanish acronym).

Trading consists of intermediation between the market participants that provide electricity generation, transmission and distribution services and the customers of these services, whether or not that activity is carried out together with other electricity-sector activities.

Electricity transactions in the Colombian MEM are carried out under the three following modes:

1. Energy spot market: short term daily market

2. Bilateral contracts: long term market; and

3. “Firm Energy.”

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, in extreme conditions of hydro inflows. The generator who acquires a Firm Energy Commitment (“OEF” in its Spanish acronym) will receive a fixed remuneration during the commitment period, which is explained in the “Incentives and Penalties” section below.

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

The Colombian Mining and Energy Planning Agency (“UPME” in its Spanish acronym) is in charge of planning the expansion of the generation and transmission networks.

The National Council for Economic and Social Policy (“CONPES” in its Spanish acronym) is the highest national planning authority and works as an advisory entity to the government in all aspects related to Colombia’s economic and social development. It coordinates and directs the entities responsible for economic and social direction, through the study and approval of documents on policy development.

The National Planning Department (“DNP” in its Spanish acronym) performs the functions of Executive Secretariat of the CONPES and is therefore the entity responsible for coordinating and presenting the documents for discussion at meetings.

The Energy and Gas Regulatory Commission (“CREG” in its Spanish acronym) implements the principles of the industry set out by the Colombian Electricity Act. This commission is constituted by five experts named by the Colombian President, the Colombian MME, the Colombian Ministry of Public Credit and the director of the DNP or their delegates. Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost); quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions); adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment of all electricity customers); solidarity (the provision of funds by high-income customers to subsidize the subsistence consumption of low-income customers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

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

The National Operation Council (“CNO” in its Spanish acronym) is responsible for establishing technical standards to facilitate the efficient integration and operation of the Colombian NIS. It is a consultative entity composed of the CND’s Director and generation, transmission and distribution company representatives.

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

The Superintendency of Domestic Public Services (“SSPD” in its Spanish acronym) is responsible for overseeing all public utility services companies. The SSPD monitors the efficiency of all utility companies and the quality of services. The SSPD can also assume control over utility companies when the availability of utility services or the viability of such companies is at risk. Other duties include (i) enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility companies, (ii) providing accounting norms and rules for public service companies, and (iii) in general, organizing information networks and databases pertaining to public utilities.

The Ministry of Environment and Sustainable Development is responsible for the management of the environment and renewable natural resources. It is also responsible for guiding and regulating environmental planning as well as developing policies and regulations. The Ministry of Environment and Sustainable Development’s goal is to recover, conserve, protect, and promote sustainable use of renewable natural resources, the environment of the nation, and to ensure sustainable development, without prejudice to the functions assigned to other sectors.

The Ministry of Environment and Sustainable Development, together with the Colombian President, aims to develop national environmental and renewable natural resource policies to ensure the right of Colombians to a healthy environment in which natural heritage and national sovereignty are protected.

The Electricity Law

General

In 1994, the Colombian Congress passed significant reforms affecting the public utilities industry. These reforms, contained in Law 142, known as the Public Utility Services Law (“LSPD” in its Spanish acronym), and Law 143, were the result of constitutional amendments made in 1991. These laws form the basic legal framework that currently governs the electricity sector in Colombia. The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies and the adoption of universal access principles applicable to transmission and distribution networks.

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

Additionally, if an electricity generation company’s share of Colombia’s total Firm Energy ranges from 25% to 30% and the market’s Herfindahl Hirschman Index (“IHH” in its Spanish acronym), a measure of market concentration, is at least 1,800, such company becomes subject to monitoring by the SSPD. If an electricity generation company’s share of Colombia’s total Firm Energy exceeds 30%, such company may be required to sell its share exceeding the 25% threshold.

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

The Colombian government cannot legally participate in the execution and exploitation of generation projects. As a general rule, such projects are to be carried out by the private sector. The Colombian government is only authorized to enter into concession agreements on its own behalf relating to generation when there is no entity prepared to assume these activities on comparable conditions.

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

Additionally, the CND plans for the dispatch, which takes into account the limitations of the network, as well as other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner. The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs.” The net value of such restriction costs is assigned proportionally to all the traders within the Colombian NIS, according to their energy demand, and these costs are passed through to the end customers. Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions on the grounds that current regulations do not take into account all the costs incurred under safely reliable generation. However, from CREG’s point of view, Resolution 036-2010 modified the remuneration of these restrictions for hydro plants by assigning the opportunity cost to the spot price.

In July 2012 and October 2013, CREG published Resolutions 076-2012 and 082-2013, respectively (“Statute for situations of scarcity in the MEM as part of the operative regulations”) that proposed a draft resolution for defining the rules of operation under critical supply conditions.

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

Sales by Distribution Companies to Regulated Customers

The regulated market is served by traders and by distributors acting as traders, who bill all service costs, according to prices regulated by CREG. The scheme allows distributors to pass through the average purchase price of all the market transactions that affect the regulated market into the customer’s tariff, thereby mitigating spot price volatility and providing an efficiency signal to the market. Additionally, CREG established a formula for the total cost of service, which transfers transmission, distribution, marketing costs, and physical losses costs to the regulated market.

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

Generation contribution to the Financial Support Fund for Energy for Unconnected Zones (“FAZNI” in its Spanish acronym): Law 633 of 2000 (tax reform) states that generators must make a contribution of 1 Colombian peso to the FAZNI for every kilowatt dispatched on the Wholesale Energy Exchange. Initially, this requirement was effective until December 31, 2007 but it was extended to 2014 by Law 2,099 of November 2006.

Incentives and Penalties

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the OEF that they provide to the system. The OEF is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods. A generator that acquires an OEF will receive fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required. To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying such firm energy. Until November 2012, the transition period, the firm energy supply for reliability purposes was assigned proportionally to the declared firm energy of each generator. Beyond the transition period, the additional firm energy required by the system is allocated by bids.

During 2011, CREG published resolutions for the assignment of OEF for the periods from December 2014 to November 2015 and from December 2015 to November 2016. For the first of these periods, the OEF assigned this pro rata to the existing generators while, for the second, it carried out a second tender for the electricity sector on December 27, 2011.

During 2013, Resolution 062-2013 created incentives for thermal plants to back up their OEF with imported natural gas to guarantee their OEF for 10 years, beginning December 2015.The new resolution proposes the foundations of the remuneration for the group of thermal plants in order to develop the first regasification terminal in Colombia. The project will be constructed by an “Infrastructure Agent” that will be chosen through a tender process in 2014.

On March 10, 2014, CREG published Resolution 022/ 2014, which defined a transitory regulated revenue in order to motivate the agents to build the regasification terminal.

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

In addition, on January 26, 2012, the auction was concluded for projects with long construction periods (“GPPS” in its Spanish acronym) which assigned OEFs for a period of twenty years to three hydroelectric projects and one thermal project. Two of these were assigned to new plants: Termonorte which will have a capacity of 88

MW by 2017 and the Porvenir II hydroelectric power plant which will have a capacity of 352 MW by 2018. The other two involved increases in OEF for plants already under construction and had available firm energy following the GPPS process carried out in 2008 (Sogamoso and Pescadero-Ituango hydroelectric plants). The process ended with assignment prices below the maximum defined for the auction in December (US$ 15.7/MWh), and were in connection with Termonorte (US$ 14.9/MWh); Porvenir II (US$ 11.7/MWh); Sogamoso and Pescadero-Ituango (US$ 15.7/MWh).

CREG regulated the reconfiguration auction scheme, under the methodology of reliability charge that allowed agents to change the beginning of the OEF by renouncing the “reliability payments” and paying a premium. The market operator, XM, published the results of the auction sale reconfiguration of OEF and Termocol, Amoya and Gecelca were the participating companies.

During 2012 CREG also issued the statement regarding OEF allocation for the period from December 2016 to November 2017. CREG indicated that (i) a tender for OEF allocation was not necessary due to the conditions of the system and (ii) the assignment schedule will be published once there is greater certainty with regards the dates for execution of the Colombia-Panama interconnection agreement and the processes for importing natural gas. CREG Circular 045 states that this publication will be made after June 30, 2014.

Despite the statement, a tender was finalized in July 2012 for the reconfiguration of the OEF for the period from December 2012 to November 2013. The OEF was allocated to Termocol, which owns the Poliobras project (4.5 GWh per day) and to Amoyá, which owns the Isagen project (0.5 GWh per day). Such tenders are called when previously allocated OEFs exceed the projected demand for a certain period. The tender ended with a price margin of US$ 0.6 per MWh, which is over the reliability load price for the period from December 2012 to November 2013.

Electricity Exports and Imports

Decision CAN 536 of 2002, CAN 720 of 2009, and CAN 757 of 2011, signed by the countries that participate in the Andean Nations Community (“CAN” in its Spanish acronym), Colombia, Ecuador, Bolivia and Peru, established the general framework for the interconnection of electrical systems that created a coordinated economic dispatch for the countries involved in the interconnections. Under this framework, the interconnection system between Colombia and Ecuador was inaugurated in March 2003. The two countries adopted a transitional regime pursuant to CAN 757, while adopting common standards in order to make such international transactions viable.

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

There is also an energy interconnection project with Venezuela being carried out by the Institute of Planning and Promotion of Energy Solutions for Non-Interconnected Zones (“IPSE” in its Spanish acronym) pursuant to an agreement between Colombia and Venezuela. Under the terms of this agreement, Colombia will sell electricity to Venezuela at a rate that is much cheaper than the costs to produce it. Venezuela is expected to pay for the electricity with fuel rather than cash. This interconnection project is estimated to cost US$ 8 billion and contemplates the construction of a 35.6 kilometer transmission line with a capacity of 34,500 volts in order to supply electricity to the region of San Fernando de Atabapo, Venezuela.

In the first half of 2012, CREG and the National Public Services Authority of Panama (“ASEP” in its Spanish acronym) issued resolutions that provided for enhancing the process for tendering of rights to construct the future interconnection line between Colombia and Panama.

The resolutions also supplement pre-existing resolutions by providing for provisions that allow Panamanian distribution companies to participate in future tenders in Colombia. The most important resolutions issued by

Colombia are (i) CREG-002-2012, which attempts to resolve the discrepancies between firm capacity in Panama and the OEF in Colombia; (ii) CREG-004-2012, which outlines the exchanges in conditions of rationing; and (iii) CREG 057-2012, which is an operative agreement between the operators of the systems of Colombia and Panama. Panama has also issued parallel resolutions that enable Colombian companies to participate in tenders in Panama as international interconnection agents.

Emgesa, Isagen, Celsia and its subsidiary EPSA participated in the tender process to obtain line capacity rights in Panama that took place on August 21, 2012. These companies were able to participate in the tender by forming subsidiaries in Panama and complying with all requirements under Panamanian law, including the provisions relating to guarantees.

In June 2012, Interconexión Eléctrica Colombia-Panamá (“ICP”), which is jointly owned by Interconexión Eléctrica de Colombia (“ISA”) and the state-owned Empresa de Transmisión Eléctrica de Panamá (“ETESA”), was entrusted with the construction of an interconnection project and was allowed to join the tender for capacity rights. ICP submitted the base amount that is necessary to participate in the tender and proceeded to obtain prequalifications in July and August 2012. However, the tender process was suspended indefinitely on August 19, 2012. This was primarily due to financial reasons as the Panamanian government, citing budget constraints, refused to provide a firm commitment to contribute capital.

ICP is expected to continue to seek financial support in order to ensure the viability of the project and reduce uncertainties for the participants. With the support from the Interamerican Development Bank, ICP has hired a consultant to carry out a study that will explore alternatives plans that would result in more competitive energy prices and greater business opportunities. The Colombian government is also in conversations with its Panamanian counterpart in order to restart the process.

In November 2012, the Declaration of Santiago was signed by Chile, Colombia, Ecuador, Peru and Bolivia. The main purpose of this declaration was to facilitate regional electricity transaction by harmonizing regulatory frameworks of the member countries.

Gas Market

Natural gas is important for the Colombian electricity sector, as natural gas is a key fuel for generation. The Colombian natural gas market operates under near monopolistic conditions and consists of a primary market, secondary market and short-term market. Supply contracts depend on a balance between supply and demand for the next five years, which is calculated by the regulatory authority every year. Transportation contracts are traded under bilateral negotiation schemes or through auctions.

This regulatory framework is the result of a former proposal that sought to reform the wholesale market for natural gas and ensure that it operates under the principles of transparency and liquidity. This new framework also outlines entities that are eligible to participate in each market, the types of permitted transactions, and the kind of contracts that may be entered into. It even seeks to create standardized force majeure provisions for such contracts in order to clarify the responsibilities of the parties. The new rules took effect in August 2013.

Additionally, in June 2013 the regulatory authorities published a new incentive framework so as to enable the possibility for the first regasification facility on the north coast of the country. The principal purpose of this facility will be to serve as a backup source of gas to certain thermal plants in Colombia. In the long term, this facility will be an alternative point of supply for the market.

Regulation in Transmission

Transmission companies which operate at no less than 220 kV constitute the National Transmission System (“NTS”). They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services. The transmission tariff includes a connection charge that covers the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies. Income is determined by the new replacement value of the network and equipment and by the resulting value of bidding processes awarding new projects for the expansion of the NTS. This value is allocated among the traders of the NTS in proportion to their energy demand.

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency (“UPME”, in its Spanish acronym) and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the Colombian MME in accordance with the guidelines set by CREG. The construction, operation and, maintenance of new projects is awarded to the company that offers the lowest present value of future cash flows needed for carrying out the project.

In 2012, CREG established the new quality of service regulation for the NTS. It defined incentives for failure to provide energy and required companies to compensate customers, by reducing their charges, for service interruptions in the NTS.

Trading Regulation

The retail market is divided into regulated and unregulated customers. Customers in the unregulated market may freely and directly enter into electricity supply contracts with a generator or a distributor, acting as traders, or from a pure trader. The unregulated customer, which for 2013 represented about 33% of the market, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

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

In December 2011, CREG issued the Retailing Code, which includes specific rules that improve retailers’ relations with other electricity market members. It established new regulations about energy measurement, non-technical losses, the retailers’ connection to the wholesale electricity market, and the retailers’ credit risks, among other considerations.

In October 2013, CREG published a new resolution that defines “technical equity” (technical equity corresponding to the minimum equity that allows agents to perform operations on the wholesale market, either as sellers or buyers) as a mechanism to rate the technical abilities of companies in order to protect the wholesale market from unstable companies. According to the new rule, any transaction in the spot market has to be lower than the technical equity of the companies involved in the transaction.

In order to improve wholesale price formation, CREG has been designing a new energy procurement scheme based on long term energy bids, known as Organized Market (“MOR” in its Spanish acronym). The final rules for this new system are not available, but CREG issued a new draft version of the mechanism by Resolution 117-2013, and the deadline for consultations has passed. It is expected that CREG will issue the final resolution on MOR in early 2014 and will call for the first auction in mid-2014.

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

In addition, the final costs of the service are affected by subsidies and/or contributions that are applied according to the socio-economic level of each customer. When subsidies exceed contributions, the Colombian government covers the difference. The subsidies mechanism is experiencing some modifications. Colombian MME’s Resolution 18 1479 (August 2012) modified the subsidy removal method for residential customers whose consumption exceeds the subsistence consumption, as established in article 2 of Resolution 18 1272 of 2011.Colombian MME’s Decree 011 2012 regulating the Social Energy Fund (“FOES” in its Spanish acronym) as provided in article 103 of Law 1450 of 2011 (published in 2012). The purpose of FOES is to cover up to CPs 46 per kWh of the value of electricity for subsistence consumption of residential customers belonging to income groups 1 and 2 of the least developed rural areas.

Another factor that affects the final tariff is the Distribution Area which established a single tariff for the distribution companies in adjacent geographic zones.

Environmental Regulation

The environmental framework in Colombia was established by Law 99/1993, which also established the Colombian Ministry of the Environment (now the Ministry of Environment and Sustainable Development) as the authority for determining environmental policies. The Colombian Ministry of Environment defines issues, executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.

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

Law 1450 of 2011 issued the National Development Plan 2010-2014. The plan establishes that between 2010 and 2014, the government must develop strategies for environmental sustainability and for the prevention of environment risks. These include measures such as the national plan for adaptation to climate change, the environmental licensing process and environmental impact studies.

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

NAMA and CDM are two mechanisms established by the United Nations in order to promote the developments of project which reduce emissions of greenhouse gases in certain countries (listed in Exhibit I of the Kyoto Protocol), for example, electric vehicles promoted by Endesa Spain and Enersis.

The Colombian Ministry of the Environment and Sustainable Development publishes progress reports annually for the portfolio projects of CDM and NAMA under development in Colombia. This gives interested parties a chance to buy CERs (Certified Emission Reduction) in connection with CDM projects and also provides financing opportunities in the case of NAMA projects.

In December 2012, the UPME published Resolution 0563, which establishes the procedure for the exclusion of sales tax for the programs or activities related to reduced energy consumption and energy efficiency.

In August 2013, the DNP issued CONPES Document 3762, a policy text that established guidelines for the identification and priorization of infrastructure projects that are of national and strategic interest in the energy, mining, oil, gas, and transportation sectors. It defines the relevant issues related with the formalities and procedures for acquiring land, prior consultation, community relations, environmental licensing and permits, and institutional coordination, all of which need to be resolved in order to assure the correct formulation and development of those projects.

In the last few years, the environmental regulation for the electricity sector has been focused on regulating power plant emissions, hydro policies (including water discharges and basin organizations), and environmental licensing and penalties.

Peru

Industry Overview

Industry Structure

In the Wholesale Electricity Market (“Peruvian MEM” in its Spanish acronym) there are four categories of local agents: generators, transmitters, distributors and large customers.

The following chart shows the relationships among the various participants in the interconnected system, (“SEIN” in its Spanish acronym)

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

The energy received by a generator’s unregulated and regulated customers does not necessarily coincide with the energy produced by that supplier since the generation plants’ production is allocated by the Committee of Economic Operation of the System (“COES” in its Spanish acronym), the system operator, through a centralized dispatch. The transfer cost is minimized through a consideration of the variable production costs of each power plant, regardless of their contractual commitments (the only exception to this rule are the natural gas (NG) plants wich declare once a year the NG price for dispatch purpose). Therefore, there is a short-term market also managed by the COES, where an economic balance is made between the energy produced and the consumption required by the generators’ customers. The only exception to this rule are the natural gas plants which declare (once a year) the natural gas price for dispatch matters.

The generation plants’ production and the customers’ energy consumption at the nodal short-term marginal cost are valued, and the deficit generators pay for the energy purchased from surplus generators. The balance made in connection with energy sales is also carried out with respect to capacity, in which case the price of the capacity corresponds to a price regulated by the Supervising Entity on Investment in Energy and Mining (“Osinergmin” in its Spanish acronym), the Peruvian regulatory electricity authority.

In 2008, Osinergmin defined a new rule to calculate spot prices through December 2013 due to gas transport and electricity transmission problems. Decree 049/2008 established two models, one which represented a theoretical dispatch without considering any restrictions and another that considered real dispatch with restrictions. The spot price is obtained from the theoretical dispatch (known as “idealized marginal cost”), and the additional operating costs resulting from system restrictions are paid by demand to the affected generators through a mechanism established by the authority. The “idealized marginal cost” regime was finally extended until December 31, 2016.

The settlements made by the COES also include payments and/or collections for complementary services such as frequency and tension regulation. They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, etc.

Regulation DS 027-2011-EM of June 2011 established that as of January 2014, several participants may also participate as buyers in the short-term market, in addition to the generators. These other participants include distributors (in order to meet the demand of their unregulated customers), large customers with demand over 10 MW, and a group of unregulated customers whose aggregate demand exceeds 10 MW. This regulation is now suspensed until the wholesale market prices return to previous levels (anticipated to occur after 2017).

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

There is only one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas. According to the National Institute of Statistics of Peru (“INEI” in its Spanish acronym as of December 2012, 91.2% of the population obtained electricity through the public network.

Principal Regulatory Authorities

The Peruvian Ministry of Energy and Mining (“MINEM” in its Spanish acronym) defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities. On August 10, 2012, Regulation DS 030-2012-EM amended the articles of organization and defined the functions of MINEM and the Natural Gas Management Department.

The Agency for the Promotion of Private Investment (“PROINVERSIÓN” in its Spanish acronym) is a public entity responsible for attracting private investment in public utilities and infrastructure works. It also advises regarding the difficulties faced by investors in making their investments.

Osinergmin, the Energy and Mining Investment Supervisor, is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs. It also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The COES coordinates the SEIN’s short, medium- and long-term operations at minimum cost, maintaining the security of the system and optimizing energy resources. It also plans for the SEIN’s transmission development and manages the short-term market.

The National Institute for Defense of Competition and Intellectual Property (“INDECOPI” in its Spanish acronym) is responsible for promoting competition, protecting customer rights and safeguarding all forms of intellectual property.

The General Electricity Authority (“DGE” in its Spanish acronym) is the regulatory technical entity responsible for evaluating the electricity sector, and proposes the necessary regulations for the development of the electricity generation, transmission and distribution activities.

The Peruvian Ministry of Environment (“MINAM” in its Spanish acronym) defines environmental policies applicable nationwide and is the head of the national environmental management system, which includes the National Environmental Impact Assessment System, the National Environmental Information System, the Protected Natural Areas System, as well as the management of natural resources in its area of competence, biodiversity and climate change, among others.

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

Law 29,852/2012 and Regulation 021-2012-EM created the Hydrocarbons Energy Security System and the Fund of Social Energy Inclusion (“FISE” in its Spanish acronym). These laws also created a system of social compensation and universal service for the most vulnerable sectors of the population which will be financed by surcharges on the electricity billing of unregulated customers (equivalent to the surcharge that exists today for regulated customers on the Electrical Social Compensation Fund (“FOSE” in its Spanish acronym)), transport surcharges for hydrocarbon-derivate liquids and natural gas multi-pipelines and surcharges on the use of the natural-gas pipeline.

Osinergmin and distribution companies will be the administrators of the FISE, which funds will be directed to (i) the massification of natural gas to vulnerable sectors, (ii) develop new energy sources like photovoltaic cells, solar panels, etc., and (iii) supply liquefied petroleum gas (“LPG”) to vulnerable sectors.

Law 29,969/2012 provides for the massification of natural gas. State electricity distributors are authorized to carry out natural-gas programs, including the distribution of natural gas in their concession area. They will also be able to associate with companies specializing in the development of gas-distribution projects. Within a maximum term of three years from the start of the gas distribution, MINEM will start the process of promoting private investment for the granting of the gas-distribution concession of gas by the pipeline network.

Law 29,970/2012 guarantees energy security and promotes the development of the petro-chemical complex in the south of the country. Under this law, the following agendas have been declared as a matter of national interest: (i) guaranteeing energy security, (ii) transporting ethane to the south of Peru; and (iii) constructing regional pipelines in the regions of Huancavelica, Junín, and Ayacucho and linking them with the existing gas pipelines.

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

Regulation of Generation Companies

Concessions

Generation companies that own or operate a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM. A concession for electricity generation activity is an agreement between the generator and the MINEM, while an authorization is merely a unilateral permit granted by said public entity. Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Law of Electricity Concessions, and its related regulations.

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

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and management of economic transactions that take place in the SEIN are controlled by COES. Generators can sell energy directly to large customers and buy the deficit or transfer the surplus between contracted energy and actual production in the pool at the spot price. Resolution 080-2012-OS/CD (2012) established the criteria and methodology for deciding the real-time operation under exceptional conditions as declared by the MINEM.

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

Sales of Capacity to Other Generation Companies

COES determines a firm capacity for each power plant on an annual basis. Firm capacity is the highest capacity that a generator may supply to the system at certain peak hours, taking into consideration statistical information and accounting for time out of service for maintenance purpose and for extremely dry conditions in the case of hydroelectric plants.

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

Tenders Promoted by the State

During 2009, MINEM carried out several studies which concluded that there will be lack of power generation capacity in the system, in the near future. MINEM recommended the construction of new power plants that would serve as backup in order to guarantee the flow of electricity to the system and avoid blackouts. As a result, PROINVERSIÓN carried out a public bid in August 2010, seeking to secure investments for three projects located in Talara, Trujillo and Ilo that will add another 800 MW to the system. The bid resulted in only two of the projects being awarded: Talara (200 MW, for EEPSA, now an Enersis subsidiary) and Ilo (400 MW, for Enersur, an unrelated company). These plants will receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred for generating electricity. The Trujillo generation facility was later substituted by the Eten generation facility, and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW) (the “Cold Reserve Project”).

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

PROINVERSIÓN established February 28, 2013 as the date to submit offers for the international public tender that is intended to promote private investments for the Hydroelectric Plants project (CH Molloco—310 MW), which is located in the hills of the Arequipa region.

Services provided by generation, transmission, and distribution companies have to comply with technical standards stated in the Technical Regulations on the Quality of the Electric Supply. Failure to do so might result in the imposition of fines by Osinergmin.

Generators receive a capacity payment whose main component is the annuity of a peak-load plant. However, to be eligible to obtain this charge, plants have to be part of the reserve margin established annually by Osinergmin. The capacity ranking is constructed in base of firm power of every power plant connected to the system and their relative efficiency (ordered by variable costs). Only those plants that appear in the ranking as required to cover the peak demand plus the reserve margin obtain capacity payment. Every year, Osinergmin sets the power price that shall be assigned and paid to each generator pursuant to this concept.

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador, with a limited capacity of 160 MW. However, the line has not operated continuously because of regulatory issues. During June and August 2011, Peru imported energy from Ecuador due to the lack of generation in northern Peru and transmission problems to that zone in the SEIN. In 2012, Peru imported 4.5 GWh of electricity from Ecuador due to the maintenance of the Talara Zorritos line (3.9 GWh in February 2012) and the TGN4 Malacas power plant (0.6 GWh in March 2012). All of the exports to Ecuador totaling 5.5 GWh occurred in August and September 2012 (1.9 GWh and 3.6 GWh, respectively.)

Internal regulations were also approved for the application of Decision 757 of the Andean Community of Nations (“CAN” in its Spanish acronym), which establishes that when bilateral electricity transactions are carried out with other countries of the CAN, the Economic Operation Committee of the SEIN should send to the MINEM and to Osinergmin weekly reports showing that priority has been given to supplying the domestic market (Supreme Decree 011-2012-EM).

In addition to the interconnection with Ecuador, the governments of Peru and Brazil in 2010 signed the “Agreement between the Republic of Peru and the Federal Republic of Brazil for the supply of electricity to Peru and export of surpluses to Brazil,” with the main purpose of exploiting Peruvian hydroelectric resources in the Amazon basin. In January 2012, Peru created a commission to handle the aspects contemplated in that agreement. The general framework establishes that the accumulated capacity of the generation plants that can be committed to export to Brazil is a maximum of 7,200 MW and dispatch will have the following order of priority: (i) the Peruvian regulated market, (ii) the Peruvian unregulated market, and lastly, (iii) the Brazilian market. As of the date of this Report, the process is on hold, and is expected to be approved by the Peruvian Congress that currently is under the study of the Commission of Andean, Amazonian and Afro-Peruvian Peoples, Environment and Ecology.

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

Regulation in Transmission

Transmission activities are divided in two categories: “principal,” which are for common use and allow the flow of energy through the national grid; and “secondary,” which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network or that connect directly to certain final customers. Law 28,832 also defined “guaranteed transmission systems” and “supplementary transmission systems,” applicable to projects commissioned after the enactment of that law. Guaranteed system lines are the result of a public bid and supplementary system lines are freely constructed and exploited as private projects. Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers. Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW. The secondary and complementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

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

Law 29,968/2012 created the National Environmental Certification Service for Sustainable Investments (“SENACE” in its Spanish acronym), a specialized public organization with technical autonomy and a separate legal constitution, reporting to the Peruvian Ministry of the Environment. This organization is responsible for reviewing and approving detailed environmental impact studies of public, private or mixed capital investment projects, whether national or multi-regional, that involve activities, construction and other commercial and service activities whose characteristics, importance and/or location can result in significant environmental impacts, with the exception of those expressly excluded by Supreme Decree with the consenting vote of the Council of Ministers.

SENACE seeks to implement just one system of environmental administrative procedures to guarantee sustainable investments through the implementation of a sole window of environmental certification.

Raw Materials

For information regarding Enersis’ raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of a group led by the Italian company, Enel. Enel owns 92.1% of Endesa Spain, which beneficially owns 60.6% of Enersis directly and through its Spanish subsidiary, Endesa Latinoamérica, and Enersis in turn owns 60% of Endesa Chile. Enel publicly trades on the Milan Stock Exchange, is headquartered in Italy and is primarily engaged in the energy sector, with a presence in 40 countries worldwide, and approximately 99 GW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

The following chart shows our most important operating subsidiaries and jointly-controlled companies as of December 31, 2013.

Endesa Chile's Organizational Structure as of December 31, 2013

Foreign
ENDESA CHILE
Chilean
Hidroinvest S.A.
41.94%
2.48%
59.00%
54.15%
Hidroeléctrica El Chocón S.A.
6.19%
18.85%
Termoeléctrica Manuel Belgrano S.A.
5.33%
18.85%
Termoeléctrica José de San Martín S.A.
5.33%
33.2%
Central Vuelta de Obligado S.A.
1.3%
Endesa Argentina S.A.
99.66
0.34%
Southern Cone Power Argentina S.A.
2.0%
98%
1.1512%
49.68%
Endesa Costanera S.A.
24.85%
Distrilec S.A.
0.89%
Ingendesa do Brasil Ltda.
99.00%
1.00%
45.00%
Endesa Cemsa S.A.
Túnel el Melón S.A.
99.99%
0.01%
96.21%
Compañía Eléctrica Tarapacá S.A. (CELTA)
50.00%
Inv. Gas Atacama Holding Ltda.
99.90%
Atacama Finance Co.
0.1%
100%
Gas Atacama S.A.
0.001147%
Progas S.A.
0.1%
0.05%
Gas Atacama Chile S.A.
99.90%
99.9%
100 %
Energex Co.
42.71%
0.12%
99.88%
Gasoducto Taltal S.A.
0.03%
Gasoducto Atacama Argentina S.A.
57.23%
100%
Gasoducto Atacama Argentina S.A. Sucursal Argentina
Consorcio Ara-Ingendesa Ltda.
50.00%
Central Eólica Canela S.A.
75%
Transquillota Ltda.
50.00%
61%
Generandes Perú S.A.
Chinango S.A.C.
80%
4%
29.40%
54.20%
Edegel S.A.
Endesa Brasil S.A. (Holdco)
36.64%
Emgesa S.A.
26.87 %
100 %
Emgesa Panamá S.A.
94.95 %
Sociedad Portuaria Central Cartagena S.A.
4.90 %
Inversora Codensa S.A.S.
58.87 %
Coelce S.A.
Ampla S.A.
46.89%
99.95 %
Eólica Fazenda Nova-Gerecao e Comercializacao de Energia S.A.
99.9999 %
EN-Brasil Comercio e Servicios S.A.
Cien
100%
0.0001 %
100%
C.G.T.Fortaleza S.A.
99.999%
0.001%
Transportadora de Energía del Mercosur S.A. (Tesa)
100%
Cía. de Transmisión del Mercosur S.A. (Ctm)
99.75%
Cachoeira Dourada S.A.
0.98%
EGP Modelo I Eólica
0.98%
EGP Modelo II Eólica
51%
Centrales Hidroeléctricas de Aysén S.A.
0.00005%
0.51%
Aysén Transmisión S.A.
99%
0.51%
Aysén Energía S.A.
99%
92.65%
Pehuenche S.A.
33.33%
GNL Chile S.A.
20%
GNL Quintero S.A.
42.50%
Electrogas S.A.

The companies listed in the following table were consolidated by us as of December 31, 2013. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies and Country of Operations	% Economic Ownership of Main Subsidiary by Endesa Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
Electricity Generation	(in %)	(in billions of Ch$)
Celta (Chile) (1)	96.2	596.8	103.0
Pehuenche (Chile)	92.7	251.4	144.0
El Chocón (Argentina)	65.4	147.7	14.2
Endesa Costanera (Argentina)	75.7	142.8	21.1
Emgesa (Colombia) (2)	26.9	2,028.4	363.9
Edegel (Peru)	62.5	776.6	95.9
Other Non-Electricity Business
Túnel El Melón (Chile)	100	22.3	6.5

(1)	Includes Endesa Eco and San Isidro, which were merged into Celta in 2013.
(2)	We hold 31.3% of Emgesa’s voting shares and, due to a transfer of rights from Enersis, we have the right to appoint the majority of the Board members, and we effectively control Emgesa.

Celta (Chile)

Celta was formed in 1995 to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW and a gas/fuel oil power plant with 24 MW of installed capacity. On November 1, 2013, Endesa Eco (including San Isidro and Pangue) was merged into Celta. This merger was completed under the organizational simplification announced by Endesa Chile on February 29, 2012.

Pehuenche (Chile)

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities south of Santiago in the hydrological basin of the Maule River, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. Endesa Chile holds 92.7% of Pehuenche.

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

Endesa Costanera (Argentina)

Endesa Costanera is a publicly held electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including six steam turbines with an aggregate capacity of 1,138 MW which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,186 MW. Endesa Costanera was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 2,925 MW, 85% of which corresponds to hydroelectric power plants and 15% to thermoelectric power plants. Empresa de Energía de Bogotá S.A. has a direct 51.5% equity interest in Emgesa. Endesa Chile’s beneficial ownership in Emgesa is 26.9%; however, it has 31.3% of the voting rights, and due to a transfer of rights from Enersis, Endesa Chile has the right to appoint the majority of the Board members and, therefore, controls Emgesa.

Edegel (Peru)

Edegel, an electricity generation company, was acquired by Endesa Chile in 1995. It currently owns seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,540 MW. In October 2009, Endesa Chile purchased an additional 29.4% stake in Edegel from Generalima, S.A.C., a subsidiary of Enersis. Consequently, Endesa Chile increased its beneficial ownership in Edegel from 33.1% to 62.5%.

Edegel holds an 80% share of Chinango S.A.C., and Peruana de Energía S.A.A. (an unaffiliated entity) owns the remaining 20% share.

Túnel El Melón (Chile)

Túnel El Melón is a 2.5 kilometer two-lane highway tunnel, located between the provinces of Petorca and Quillota, Valparaíso Region, Chile. The tunnel operations will take place until the termination of the concession’s contractual period in June 2016.

Selected Associates and Jointly-Controlled Companies

Electrogas (Chile)

Electrogas was incorporated in 1996. This company offers natural gas transportation services to the Valparaíso Region in Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota. Endesa Chile has a 42.5% beneficial interest in this company. The other shareholders are Colbún S.A. and Empresa Nacional del Petróleo S.A. (“ENAP”) (both unaffiliated entities).

Cemsa (Argentina)

Cemsa’s principal activities are electricity and fuel oil trading. Cemsa has executed several agreements with Argentine electricity power stations to support its supply contracts. The power stations that provide Cemsa’s electricity supply contracts are: Endesa Costanera S.A., Central Dock Sud S.A., Centrales Térmicas del Noroeste S.A., and El Chocón. Endesa Chile has an indirect ownership interest of 45% in Cemsa, and its other shareholder is Enersis.

Endesa Brasil (Brazil)

In 2005, Endesa Brasil was formed to manage all Brazilian generation, transmission and distribution assets that Endesa Latinoamérica, a subsidiary of Endesa Spain, held together with Enersis, Endesa Chile and Chilectra. Endesa Brasil consolidates operations of two generation companies (Cachoeira Dourada and Endesa Fortaleza, both operated by us), the transmission company CIEN, as well as two distribution companies (Ampla and Coelce). Endesa Fortaleza is a combined-cycle power plant of 322 MW fueled by natural gas, with a capacity to generate one-third of the electricity requirements of the State of Ceará, a state with a population of 8.2 million people. Cachoeira Dourada is a hydro run of the river plant using the flows from the Paranaiba River, with ten generating units totaling 665 MW of installed capacity, located in the State of Goias. CIEN is a Brazilian transmission and trading company wholly owned by Endesa Brasil, transmits electricity through two owned transmission lines between Argentina and Brazil covering a distance of 500 kilometers, with a total interconnection capacity of 2,100 MW. Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil, in terms of the number of customers and annual energy sales. Ampla is engaged mainly in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.8 million customers in a concession area of 32,615 square kilometers. Coelce is the sole electricity distributor in the State of Ceará, in northeastern Brazil, and serves over 3.2 million customers within a concession area of 148,825 square kilometers. Endesa Chile has a beneficial interest of 37.1% in Endesa Brasil and accounts for this unconsolidated investment under the equity method.

GNL Quintero (Chile)

GNL Quintero was incorporated in March 2007. Endesa Chile has a 20% ownership interest, and the remaining interest is owned by British Gas (20%), ENAP (20%), Metrogas (20%) and Enagas (20%). This company operates a LNG regasification facility located in Quintero Bay whereby LNG is unloaded, stored and regasified.

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

Transquillota (Chile)

Transquillota was incorporated in June 1997, as part of an agreement between San Isidro and Colbún, for the joint development of a 220 kV transmission line for dispatching the energy produced and connecting San Isidro (which is now merged with Celta, an Endesa Chile subsidiary) and Nehuenco (a subsidiary of Colbún) plants to the Central Interconnected Electric System (SIC). The 220 kV transmission line is 8 kilometers long. The property is equally divided among Endesa Chile and Nehuenco. Endesa Chile’s economic interest is 50%.

For additional information on all of Endesa Chile’s subsidiaries and jointly-controlled companies, please refer to Appendix 1 of our Consolidated Financial Statements.

D.	Property, Plant and Equipment.

In Chile, Endesa Chile owns 27 generation power plants. Endesa Chile also consolidates revenues from other non wholly-owned generation companies in Argentina, Colombia and Peru, which involve an additional 25 generation power plants.

A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on their operations. Endesa Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods, other acts of god (but not for prolonged droughts, which are a force majeure risk not covered by insurance companies) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of an event with a material adverse effect is remote. Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa Chile also maintains business interruption insurance providing for coverage for failure of any of our facilities for a period of up to 24 months, including the deductible period.

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

The following table identifies the power plants that we own, at the end of each year, and their basic characteristics:

			Installed capacity
Country/Company	Power Plant Name	Power Plant Type (1)	2013	2012	2011
			(in MW)
Chile
Endesa Chile
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34

	Total hydroelectric		2,290	2,290	2,290
	Bocamina (2)	Steam Turbine/Coal	478	478	128
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257

	Total thermal		1,467	1,467	1,117

	Total		3,757	3,757	3,407
Pehuenche
	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40

	Total		699	699	699
Pangue (3)	Pangue	Reservoir	—	—	467
San Isidro (3) (4)
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	—	379	379
	Pangue	Reservoir	—	467	—

	Total		—	846	379
Endesa Eco (4)
	Canela	Wind Farm	—	18	18
	Canela II	Wind Farm	—	60	60
	Ojos de Agua	Pass-through	—	9	9

	Total		—	87	87
Celta (4)
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	—	—
	Pangue	Reservoir	467	—	—
	Canela	Wind Farm	18	—	—
	Canela II	Wind Farm	60	—	—
	Ojos de Agua	Pass-through	9	—	—

	Total		1,115	182	182

Total capacity in Chile (5)			5,571	5,571	5,221

(1)	“Reservoir” and “Pass-through” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” (“GT”) or “Open Cycle” refers to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas that escapes from that process to generate steam to move a second turbine.
(2)	On October 28, 2012, Bocamina II (350 MW) commenced commercial operation.
(3)	Empresa Eléctrica Pangue S.A. was merged with San Isidro on May 2, 2012. San Isidro was the surviving company.
(4)	San Isidro S.A. merged with Endesa Eco S.A. on September 1, 2013, and the latter remained the surviving company. Subsequently, Endesa Eco S.A. merged with Celta S.A. on November 1, 2013, and Celta S.A. remained as the surviving company.
(5)	For comparative purposes we have subtracted 50% of the capacity of our jointly-controlled company, GasAtacama (390 MW for 2011 and 2012 figures) since we account for it under the equity method as of January 1, 2013 pursuant to IFRS 11.

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type	2013	2012	2011
			(in MW)
Argentina
Endesa Costanera	Endesa Costanera Steam Turbine	Steam Turbine/Natural Gas+Fuel Oil	1,138	1,138	1,138
	Endesa Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	859	859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	327	327

	Total		2,324	2,324	2,324
El Chocón	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128

	Total		1,328	1,328	1,328

Total capacity in Argentina			3,652	3,652	3,652

Colombia
Emgesa	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas	208	208	208
	Minor plants (1)	Pass-through	77	116	116
	Betania	Reservoir	541	541	541
	Dario Valencia (2)	Pass-through	50	—	—

Total capacity in Colombia			2,926	2,914	2,914

Peru
Edegel	Huinco	Pass-through	247	247	247
	Matucana (3)	Pass-through	133	129	129
	Callahuanca	Pass-through	80	80	80
	Moyopampa	Pass-through	66	66	66
	Huampani	Pass-through	30	30	30
	Santa Rosa (4) (5)	Gas Turbine/Diesel Oil	305	426	429
	Ventanilla (4)	Combined Cycle/Natural Gas	485	485	493

	Total		1,346	1,463	1,474
Chinango	Yanango	Pass-through	43	43	43
	Chimay	Pass-through	151	151	151

	Total		194	194	194
Total capacity in Peru			1,540	1,657	1,668

Consolidated capacity			13,689	13,795	13,455

(1)	Minor plants have an aggregate capacity of 77 MW. As of December 31, 2013 Emgesa owned and operated four minor plants: Charquito, El Limonar, Tequendama and San Antonio. In October 2013, the La Tinta (19.5 MW) and La Junca (19.5 MW) were decommissioned.
(2)	In November 2013, the Dario Valencia (50 MW) power plant began commercial operations.
(3)	In June 2013, the Matucana power plant increased its installed capacity by 4 MW.
(4)	The installed capacity of this power plant in 2012 was the result of tests made by the COES.
(5)	In October 2013, unit TG 07 (121 MW) of the Santa Rosa power plant was decommissioned.

As of December 31, 2013, Endesa Chile received the ISO 14,001 certification for 97.4% of its installed capacity in South America, which included 51 out of 52 generation facilities that produced 95.9% of the total annual generation in accordance with the ISO 14,001 standard.

Projects Under Construction

Colombia. El Quimbo Hydroelectric Project

El Quimbo hydroelectric project is located in the province of Huila, on the Magdalena River, upstream of the Betania power plant. Its installed capacity will be 400 MW through two generation units. The construction began in December 2010, and completion is expected by July 2015.

In 2008, as a result of the awarding process, Emgesa assumed a firm energy obligation for El Quimbo starting in December 2014 and increasing annually from 1.1 GWh/day during the first year up to 4.5 GWh/day from December 2017 to November 2034. In 2009, the Colombian Ministry of the Environment approved the environmental license and granted building permission.

The principal contracts, corresponding to the civil works and the manufacturing, supply and assembly of the equipment, were awarded to the Impregilo-OHL consortium and the Alstom - Schrader Camargo consortium.

The main advances in construction in 2013 were:

—	In February 2013 we finished phase one of the dam fillings.

—	In June 2013 we started activities associated with the “Construction of Substitutes for Roads and Bridges” contract.

—	In October 2013 the beam tracks for assembling the first bridge crane were in place.

In accordance with the equipment contract, we received the first turbine parts for the first unit at the site on December 3, 2012. In April 2013, we received the predistributor of unit 1, and in August, we received the predistributor of unit 2.

This project is being financed primarily with external sources, through local and international bonds. The estimated total investment is Ch$ 699,179 million of which Ch$ 342,696 million was accrued as of December 31, 2013.

Colombia. Salaco Hydroelectric Project

The Salaco project consists of adding 145 MW of capacity to the current hydro cascade of the Bogotá River, through major maintenance and modernization of six generating units that have been out of service. The units to be refurbished are located in three generating stations: Salto II (increasing capacity from 19.4 MW to 35.0 MW), Laguneta (increasing capacity from 18.0 MW to 36.0 MW) and Dario Valencia (increasing capacity from 38.8 MW to 150.0 MW), all of which were previously being marginally dispatched as small hydro plants. The increase in capacity will generate an additional 482 GWh per year, approximately.

Renovation work began in February 2013 and is expected to be completed in 2015. On November 6, 2013, Dario Valencia’s HPP unit 2 (50.0 MW) resumed commercial operation.

This project is being financed with internally generated funds. The total estimated investment is Ch$ 22,925 million of which Ch$ 11,332 million was accrued as of December 31, 2013.

Projects Under Development

The total investment of each project described below was translated into Chilean pesos at the exchange rate of Ch$ 524.61 per U.S. dollar, the Observed Exchange Rate for December 31, 2013. Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls, unless otherwise indicated

We continuously analyze different growth opportunities in the countries in which we participate. Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and our financing capacity to fund these projects. The most relevant projects in the pipeline are as follows:

Chile. Los Cóndores Hydroelectric Project

The Los Cóndores project will be located in the Maule region. It consists of a 150 MW run-of-river hydroelectric power plant, which will use water from the Maule Lake reservoir through a 12 kilometer penstock. The power plant will be connected to the SIC at the Ancoa substation (220 kV) through an 87 kilometer transmission line.

The feasibility study for the project has been completed. It considers the use of TBM technology (Tunnel Boring Machine), which is more efficient, has higher safety standards and a lower environmental impact for the construction of the tunnel connecting the project to the Maule Lake. The environmental permit for this generation power plant was obtained in 2011. Basic engineering was completed at the end of 2011.

The transmission line project received its environmental qualification resolution in May 2012. In May 2013, some administrative claims were solved and the transmission project obtained its final approval. In November 2013, Endesa Chile obtained a hydraulic work permit, authorizing the river course change for the construction of the plant.

Construction is expected to start in 2014, and completion is estimated for 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 394,960 million, of which Ch$ 18,972 million was accrued as of December 31, 2013.

Chile. Neltume Hydroelectric Project

The Neltume project is located in Los Ríos region, on the upper part of the Valdivia River basin. The Neltume project consists of a 490 MW installed capacity run-of-river hydro power plant, that will be connected to the SIC through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

The Neltume power generation project has been under the environmental assessment process since December 2010. During 2011, basic engineering studies began and supplementary studies for environmental process were carried out. During 2012, basic engineering studies were completed.

During 2013, we prepared and submitted supplemental information (Addenda Number 4) to the environmental authority, both for the plant and for the transmission line, in response to a fourth consolidated observations report (ICSARA Number 4) issued by the Environmental Evaluation Service (“SEA”). During the second half of 2013, the SEA initiated the indigenous consultation process to the communities in the area, so as to know their position about the project and comply with Convention Number 169, “Indigenous and Tribal Peoples Convention” of the International Labor Organization (“ILO”).

Construction is expected to start during 2016 and completion is expected for 2021. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 456,905 million, of which Ch$ 23,590 million was accrued as of December 31, 2013.

Chile. HidroAysén Hydroelectric Project

The HidroAysén hydroelectric project consists of five hydroelectric power plants, with an aggregated installed capacity of 2,750 MW, two of which are in the Baker River (660 MW and 360 MW) and the other three are in the Pascua River (770 MW, 500 MW and 460 MW). The transmission project will be defined depending on the substation where the complex will be connected to the SIC.

On May 9, 2011, the environmental authority approved the Environmental Impact Assessment Study presented for the HidroAysén project, with some environmental observations. However, opponents to the project presented 34 claims and HidroAysén presented one claim, all requesting the review of certain requirements established by the environmental authority. In January 2014, during president Piñera’s government, the majority of these claims were resolved by the Council of Ministers, consisting of six public cabinet members and presided over by the Minister of the Environment. Although the Council should have taken 60 business days to resolve the matters, it took over two years, and it requested additional studies in order to resolve the pending claims.

In March 2014, President Michelle Bachelet took office, and during this month a new Council of Ministers was convened, and it repealed the decisions taken in January 2014. The new Council stated it would study the issue again and resolve all claims within the 60 business day timeframe established by law.

As of May 2011 (the last project budget review), the estimated investment for Endesa Chile’s 51% participation in HidroAysén had been in the range of US$ 2,700 to US$ 3,200 million. However, the Company is not able to estimate future capital expenditures or an expected start up date because the final Council of Ministers resolution is still pending. The project is expected to be financed through internally generated funds and, if needed, external financing. As of December 31, 2013 Ch$ 83,223 million has been accrued.

Chile. Punta Alcalde Power Plant

The project consists of the construction of two 370 MW coal-fired thermoelectric power plants located in the Atacama region, totaling 740 MW of installed capacity. The plant will be connected to the SIC at the Maitencillo substation (220 kV) through a 44 kilometer transmission line.

In 2009, we completed and submitted an Environmental Impact Study (EIA) of the generation project to the SEA, which initiated the required environmental assessment process. In 2012, the regional environmental authority rejected the project. We appealed to the Council of Ministers. Even though it unanimously reversed the decision of the environmental authority, the Court of Appeals accepted four injunctions against us in early 2013. Ultimately, the Supreme Court ruled in favor of the project in January 2014.

In June 2013, we completed and submitted an Environmental Impact Study (EIA) of the transmission line project to the SEA, which initiated the required environmental assessment process.

Construction is expected to start during 2016 and completion is expected for 2020. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 837,318 million, of which Ch$ 14,491 million was accrued as of December 31, 2013.

Chile. Renaico Wind Farm

This project is located in the ninth region of Chile, in the town of Renaico. It consists of 44 wind generators of 2 MW each, with a bushing height of 95 meters and a total generation capacity of 255 GWh per year. The energy produced will be injected into the SIC by two transmission lines: (i) the main line, which will consist of a 27 kilometer, 220 kV simple-circuit line to Bureo substation and (ii) a secondary line, which will consist of a 66 kV line that will tap into Renaico-Angol transmission line.

During 2012, the project’s basic engineering was finished and tendering processes were initiated for the project’s main contracts. The environmental qualification resolutions for the wind farm and the main transmission line were also obtained. During 2013, the tendering process the supply of equipment, internal connections, transmission line, substation and the transforming equipment was carried out.

After completing the tendering process and making the investment decision, construction will be initiated and is expected to last 18 months. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 118,118 million, of which Ch$ 3,007 million was accrued as of December 31, 2013.

Chile. Taltal Combined Cycle

The project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined cycle plant, by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy. Currently, the existing Taltal power plant has two gas turbines of 123 MW each. The extra power to be added by the steam turbine would be approximately 120 MW and therefore, the Taltal power plant would achieve a total capacity of 366 MW and an efficiency increase.

In December 2013, an optimized Environmental Impact Statement was submitted for approval to the Environmental Evaluation Service. The main optimization relates to a change in the cooling system, which was originally designed as a wet system (using sea water) and is being modified to a dry cooling system. The energy produced will be supplied to the SIC through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

Construction is expected to begin in 2015 and is expected to be completed in 2017. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 131,250 million, of which Ch$ 1,486 million was accrued as of December 31, 2013.

Peru. Curibamba Hydroelectric Project

Curibamba consists of a 188 MW run-of-river power plant and a 134 kilometer transmission line that will connect it to the national interconnected system at Pachachaca substation (220 kV). This power plant will be located 385 kilometers northeast of Lima, upstream of Chimay hydroelectric power plant (province of Junín), and will use the waters of the Comas and Uchubamba rivers (86 m3 per second) through an 8.1 kilometer penstock.

During 2013, the EIA study for the first section of the transmission line (Curibamba – Oroya Nueva, 112 kilometers) was approved, while the EIA study for the second section (Oroya Nueva – Pachachaca, 22 kilometers) is currently in its final stage of assessment. In addition, archaeological permits were successfully obtained for the transmission line and the electrical connection study that was submitted in 2012 was granted COES approval. All documents required to obtain the electricity concession were submitted to the authority in December 2013.

The bidding process for the project’s main contracts (construction, equipment supply and electrical interconnection) is expected to take place during 2014, and construction is expected to begin during the first quarter of 2015, with completion scheduled for 2019. This project is being financed primarily with internally generated funds, with an estimated total investment of Ch$ 236,075 million, of which Ch$ 10,755 million has been accrued as of December 31, 2013.

Major Encumbrances

Endesa Costanera’s supplier debt with Mitsubishi Corporation corresponds to the remaining payments on equipment purchased from the Mitsubishi. The value of the assets pledged to secure this debt was Ch$ 24 billion as of December 31, 2013. Additionally, Endesa Costanera has granted liens in favor of Credit Suisse in guarantee of a loan, which were valued at Ch$ 11 billion as of December 31, 2013.

Climate Change

In recent years, Chile and the region has seen growing development related to non-conventional renewable energy and strategies to combat climate change. This has led both the public and private sectors to adopt strategies to comply with the new environmental requirements, as evidenced by legal obligations at the local level, commitments assumed by countries at the international level, and the demanding requirements of the international markets.

Non-conventional renewable energies (“NCRE”) provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered as technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

During 2013, Endesa Chile and its subsidiaries held working meetings with different public, academic, and private entities. This was done in order to learn and share experiences concerning the technical and regulatory developments in connection with NCRE, discuss climate change at both the local and international levels, analyze and establish strategic alliances, develop social and private projects, and strengthen our leadership position in Chile.

The Canela wind farm (18 MW, in operation since late 2007) and Canela II wind farm (60 MW, in operation since late 2009) and the Callahuanca hidroelectric power station (80.2 MW installed capacity, in operation since 1938) are the NCRE facilities owned by Enersis, which have contributed with clean and renewable energy to their respective national grids. Regarding the development of CO2 emission reduction mechanisms, during 2013, the projects in the Clean Development Mechanism (“CDM”) circuit were as follows:

Canela Wind Farm: On April 3, 2009, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the Canela project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions that it will avoid during its useful life. During 2013, we continued the CDM verification procedure in order to meet the requirements of the UNFCCC. Since its registration under the UNFCCC as a CDM project, the installation has avoided approximately 127,171 tons of CO2 emissions, which can be traded in the carbon markets once they are verified.

On August 8, 2013, the Canela wind farm achieved registration under the Gold Standard (“GS”). This allows Enersis to apply for the GS verification process, which would provide GS Voluntary Emission Reductions (“VER”). This is one of the most recognized carbon standards in the market.

Canela II Wind Farm: On August 12, 2012, the UNFCCC approved the registration of the Canela II project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions that it will avoid during its useful life. Since its registration under the UNFCCC as a CDM project, the Canela II wind farm has avoided approximately 121,485 tons of CO2 emissions, which can be traded in the carbon markets once they are verified.

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project: On June 20, 2011, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the project as a CDM, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during it useful life. During 2013, we continued the CDM verification procedure in order to meet the requirements of the UNFCCC.

On October 31, 2013 Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project got the registration/verification under the VER + standard. A total amount of 2,496,494 tons of CO2 were avoided during the period of October 19, 2006 through June 19, 2011 and as a result, Edegel S.A.A. got a total amount of 2,496,494 pre CDM VERs (2).

The Rehabilitation of the Callahuanca hydroelectric power station project: On January 4, 2008, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the project as a CDM, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during it useful life. During 2013, we continued the CDM verification procedure in order to meet the requirements of the UNFCCC.

On July 7, 2008 the Rehabilitation of the Callahuanca hydroelectric power station project got the registration/verification under the VER + standard. A total amount of 19 951 tons of CO2 were avoided during the year 2007 and as a result, Edegel S.A.A. got a total amount of 19 951 pre CDMVERs (2).

Detail of CDM Projects Processed in 2013 by Endesa Chile

CDM project	Company/country	Position as of December 31, 2013	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)

Canela Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009. CDM procedure implemented.	0.5713	27,251 (CER not yet verified) (1)

Canela Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Gold Standard (Voluntary Standard) since August 2013.	0.5713	27,251 (VER not yet verified) (2)

Canela II Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since August 2012. CDM procedure implemented.	0.6541	37,000 (CER not yet verified) (1)

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project	EDEGEL S.A.A. (Peru)	Registered with the Executive Authority of the UNFCCC since 2011. CDM procedure implemented.	0.454	407,296

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project	EDEGEL S.A.A. (Peru)	Registered with the VER + Standard (Voluntary Standard) since October 2013.	0.454	407,296

Rehabilitation of the Callahuanca hydroelectric power station	EDEGEL S.A.A. (Peru)	Registered with the Executive Authority of the UNFCCC since 2008. CDM procedure implemented.	0.449	18,189

Rehabilitation of the Callahuanca hydroelectric power station	EDEGEL S.A.A. (Peru)	Registered with the VER + Standard (Voluntary Standard) since July 2008.	0.449	18,189

(1)	CER: Certified Emission Reductions.
(2)	VER: Voluntary Emission Reductions.

In compliance with our group climate change guidelines, Endesa Chile, together with Endesa Spain, has secured the certification of their carbon footprint for a second time. This means that the independent certification authority of the Spanish Association of Standards and Certification (Asociación Española de Normalización y Certificación) (“AENOR”) has acknowledged the validity of the methodology. Acknowledgement by AENOR includes verification of the group’s “Endesa carbon footprint 2009-2010-2011” and “Endesa carbon footprint 2012” reports, which describe the work carried out by the group to calculate its carbon footprint and the results obtained for those years.

A carbon footprint is the sum of all greenhouse gases (“GHGs”) produced by a company in the course of its business activity. Endesa Chile, together with Enersis and as part of Endesa Spain’s policies, is striving to reduce its emissions due to its commitment to combat climate change. The first step involves measuring our carbon footprint.

As part of the process of calculating our carbon footprint, we plan to obtain a GHG inventory including direct emissions, associated with activities controlled by Enersis. We also plan to obtain a GHG inventory of indirect emissions, which are not generated through sources controlled by us, but are consequences of our activities.

The tools used to calculate emissions include audits and checks at all of our facilities. This enables Endesa Chile to monitor its carbon footprint throughout the entire electricity supply chain. Calculating the carbon footprint also enables us to identify phases of our activities with the greatest potential to boost energy efficiency and reduce emissions.

Item 4A.  Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our audited consolidated financial statements as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile, Argentina, Colombia and Peru. We also have equity investments in Endesa Brasil, which owns generation companies in Brazil that we operate, as well as companies in the transmission and distribution businesses. Our revenues, cash flow and equity income primarily come from the electricity generation business of Endesa Chile and of our subsidiaries and associates, which operate in these five countries. For the years ended December 31, 2013, 2012 and 2011, other operating revenues, related primarily to a tunnel concession, represented 0.5%, 0.3% and 0.8%, respectively, of consolidated total revenues for each year.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes to the economic conditions in countries in which we operate may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rates between the Chilean peso and the currencies of the other four countries in which we operate. These exchange variations may materially impact in the consolidation of the results of our companies outside Chile. Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our diversification strategy aims to balance the impact of significant changes in one country with opposing changes in other countries, reducing the impact on our consolidated figures. The impact of these factors on us, for the years covered by this Report, is discussed below.

Until December 31, 2012, jointly-controlled companies were consolidated using the proportionate consolidation method. Commencing January 1, 2013, we began recording these jointly controlled companies using the equity method, as required by IFRS 11, “Joint Arrangements”. This change affected our accounting for Centrales Hidroeléctricas de Aysén S.A., Inversiones GasAtacama Holding Ltda. and their subsidiaries and Transmisora Eléctrica de Quillota Ltda. Our audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were restated to give retrospective effect to the application of IFRS 11. These changes do not have any effect on equity or net income, in both cases, attributable to the shareholders of Endesa Chile. Our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 are presented in the form in which they were originally prepared in accordance with IFRS, as issued by the IASB, and do not reflect the application of IFRS 11. For detailed information, refer to Note 2.2 to our Consolidated Financial Statements and Annex VII.

a.	Hydrological Conditions

A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries in which we operate, although only extreme hydrological conditions would generally materially affect the Company’s operating results and financial condition. In terms of installed capacity, as of December 31, 2013 (8,025 MW), 2012 (8,014 MW) and 2011 (8,010 MW), 58.6%, 58.0% and 58.0% of Endesa Chile’s consolidated installed capacity, respectively, was hydroelectric. (See “Item 4. Information on the Company — A. History and Development of the Company”).

Hydroelectric generation was 28,465 GWh in 2013, 30,732 GWh in 2012 and 30,555 GWh in 2011. Our 2013 generation was lower than in previous years due to increasingly challenging hydrological conditions in Chile, characterized by low rainfalls and a poor snowmelt. These drought conditions have prevailed since 2010. Because of this lack of water, hydroelectric generation in Chile had to be substituted with thermal generation and energy purchases on the spot market, both of which incur higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

During 2013, our Bocamina II facilities were able to substitute most of the energy shortfall which improved margins compared to 2012. As a result of this situation, Chilean operating income increased by 58.5% to Ch$ 272 billion in 2013 from Ch$ 171 billion in 2012. Consolidated operating income increased by 27.8% to Ch$ 783 billion in 2013 and Ch$ 612 billion in 2012.

Our thermal generators burn natural gas, LNG, coal or diesel. We can offset the effect of poor hydrological conditions (reservoir levels, rain and snow) with thermal generation and electricity purchases. Our thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments. In addition, given the industry structure and the percentage of hydroelectric generation capacity in the countries in which we operate, when hydrological conditions are poor, electricity prices generally increase. Under certain circumstances, poor hydrological conditions can potentially lead to higher revenues and sometimes, higher operating income.

Operating costs in connection with thermal generation and energy purchases are higher than the variable cost of hydroelectric generation in normal hydrological conditions. The cost of thermal generation does not depend on hydrology, but instead on global commodity prices for natural gas coal, LNG and diesel. However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of low hydrology on our operating results depends on the resulting effects on electricity prices in the market, the severity of the impact of hydrological conditions on our hydroelectric generation, our cost of thermal generation and the need for energy purchases. The effect of poor hydrological conditions on market prices may increase or decrease our operating margin, depending on the conditions of all relevant market factors. In recent years, the addition of additional thermal capacity has more than offset the lower hydrology, resulting in increased operating margins.

For additional information on the effects of hydrological conditions on our operating results, see “Item 3. Key Information — D. Risk Factors. Since our generation business depends heavily on hydrological conditions, drought conditions may adversely affect our profitability.”

b.	Selective Regulatory Developments

The regulatory framework governing our business in the five countries in which we operate has a material effect on our results of operations. In particular, regulators set generation tariffs taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, all of which are intended to allow our companies to earn a regulated level of return on investment and guarantee service quality and reliability. The earnings of our electricity subsidiaries are determined to a large degree by government regulators, mainly through the tariff setting process.

For additional information relating to the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

In Argentina, on March 26, 2013, the Argentine Secretariat for Energy published Resolution 95/2013, which set forth a non-recurring regulated remuneration schedule for power generation activity beginning retroactively as of February 2013. For additional information relating to the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework —Argentina— Industry Overview— Industry Structure.”

c.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels, gross domestic product and inflation or deflation in the countries in which we operate may have a significant effect on our operating results. When a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases. Other macroeconomic factors, such as the variation of a local currency against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the percentage denominated in U.S. dollars. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.” and “— South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.”

Economic Growth and Electricity Demand

Overall electricity demand increased during 2013, primarily due to favorable economic conditions in most of the countries in which we operate. The GDP and electricity demand growth rate for the years 2013, 2012 and 2011 are included in the following table:

	2013 (estimated)		2012		2011
	GDP Growth	Electricity Demand Growth	GDP Growth	Electricity Demand Growth	GDP Growth	Electricity Demand Growth
	(in %)
Chile (1)	4.4	3.5	5.6	5.2	5.8	6.0
Argentina	3.5	3.2	1.9	4.2	8.9	5.5
Brazil	2.5	2.5	0.9	4.5	2.7	3.4
Colombia	3.7	2.6	4.0	3.8	6.6	1.7
Peru	5.4	5.9	6.3	5.9	6.9	7.5

Sources: GDP growth data was obtained from the World Economic Outlook (October 2013) of the International Monetary Fund and corresponds to real growth for 2012 and 2011, and an estimate for 2013. Electricity demand growth data was obtained from sales reported by the CDEC to the CNE for Chile, from electricity demand reported by CAMMESA for Argentina, from total demand of the NIS reported by the XM for Colombia, from energy charges reported by the ONS for Brazil and from monthly reports of tariffs and the electricity market reported by the Osinergmin for Peru.

(1) Electricity demand growth includes growth in the SIC and the SING.

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we have operations may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities and also the translation of statements of comprehensive income of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of December 31, 2013, Endesa Chile had total consolidated indebtedness of the equivalent of Ch$ 1,894 billion, of which 33.6% was denominated in U.S. dollars, 47.2% in Colombian pesos, 16.2% denominated in Chilean pesos, 1.7% in Argentine pesos, and 1.2% in soles.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the periods indicated.

	Local currency U.S. dollar exchange rates
	2013		2012		2011
	Average	Year End	Average	Year End	Average	Year End
Chile (Chilean pesos per U.S. dollar)	495.18	524.61	486.59	479.96	483.57	519.20
Argentina (Argentine pesos per U.S. dollar)	5.48	6.52	4.55	4.92	4.13	4.30
Brazil (reais per U.S. dollar)	2.16	2.34	1.95	2.04	1.67	1.88
Colombia (Colombian pesos per U.S. dollar)	1,870	1,927	1,798	1,768	1,847	1,943
Peru (soles per U.S. dollar)	2.70	2.80	2.64	2.55	2.75	2.70

Sources: Central banks of each country.

For the year ended December 31, 2013, our revenues were Ch$ 2.027.9 or US$ 4.1billion, of which 48.0% was generated by operations in Chile, 31.5% in Colombia, 14.0% in Peru and 6.5% in Argentina.

d.	Critical Accounting Policies

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

Impairment of Long-Lived Assets

During the period, and principally at period end, we evaluate whether there is any indication that an asset has been impaired. Should any such indication exist, we estimate the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of cash generating units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets, we use value in use criteria in nearly all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units, revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 2.2% and 9.0%, which in no case are increasing nor exceed the average long term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity and the country involved.

The pre tax nominal discount rates applied in 2013, 2012 and 2011 are as follows:

		Year ended December 31,
		2013		2012		2011
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	8.6%	16.3%	8.4%	14.6%	9.2%	10.1%
Argentina	Argentine peso	42.0%	44.4%	26.0%	29.0%	23.0%	26.0%
Brazil	Real	9.0%	18.8%	9.5%	18.0%	9.5%	11.6%
Colombia	Colombian peso	14.2%	14.2%	14.5%	14.5%	10.9%	10.9%
Peru	Nuevo sol	11.8%	12.3%	12.5%	12.5%	9.3%	9.3%

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

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 20 to our Consolidated Financial Statements as of December 31, 2013, we have estimated the probable outflows for resources of resolving these claims to be Ch$ 9.8 billion. We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to an equity reserve account and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

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

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include employee turnover, life expectancy and retirement ages, discount rates, the future level of compensation and benefits, the claims rate under medical plans, and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 3.0 billion in 2013, Ch$ 3.1 billion in 2012 and Ch$ 2.5 billion in 2011 and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 3.5 billion in 2013, Ch$ 3.6 billion in 2012 and Ch$ 2.9 billion in 2011.

Recent Accounting Pronouncements

Please see Note 2.2 to our Consolidated Financial Statements for additional information regarding recent accounting pronouncements.

Argentina

Our Argentine operations do not affect Endesa Chile’s consolidated liquidity. As a result of the Argentine economic crisis in the early 2000s and the significant governmental intervention in the electricity sector in 2002, we have not received dividends from our Argentine subsidiaries, Endesa Costanera and El Chocón, since 2000 and 2012 respectively. In 2011, we recorded a Ch$ 5.4 billion goodwill impairment charge for Endesa Costanera. Additional economic deterioration of Argentina, of our subsidiaries that operate in that country is not expected to have any material effect on our financial and operating results.

Our Argentine liquid assets were Ch$ 6.7 billion as of December 2013, which represents 2.1% of Endesa Chile’s total liquid assets. Of our total Argentine current assets, 92.9% is denominated in local currency and the remaining 7.1% is denominated in U.S. dollars. Our Argentine debt was Ch$ 142.6 billion as of December 2013, representing 7.5% of Endesa Chile’s total debt. Of the total Argentine debt, 22.8% is denominated in local currency, and the remaining 77.2% is denominated in U.S. dollars. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso led to a 15.4% decrease in 2013 compared to 2012. A default by any of our Argentine subsidiaries on their indebtedness would not affect Endesa Chile. For more information, see “Item 5. Operating and Financial Review and Prospects. — B. Liquidity & Capital Resources”.

The Argentine government has avoided increasing electricity tariffs to end customers, and seasonal prices have remained fixed in Argentine pesos. On the other hand, a generation company’s tariffs are also regulated based on defined fixed and variable remuneration. Due to rate controls, revenues of electric utility companies do not always cover their operating costs. Argentine authorities have created a new mechanism to improve the financial situation of these companies in recognition that their performance is directly related to the regulatory framework. For more detail, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Argentina.”

2.	Country by Country Comparative Analysis of Operating and Non-Operating Results for 2013 and 2012

Revenues from operations

The following table sets forth the revenues by country, as a percentage of total consolidated revenues for 2013 and 2012:

	Year ended December 31,
	2013	2012
	(as a % of total)

Chile (1)	47.5	47.7
Other businesses and intercompany transaction adjustments (Chile) (2)	0.5	0.3
Argentina	6.5	14.8
Colombia	31.5	25.0
Peru	14.0	12.2

Total consolidated revenues	100.0	100.0

(1)	Restated in accordance with IFRS 11.
(2)	We consider that our revenues from operations that are not related to the electricity business are immaterial and believe that they do not affect the analysis of our consolidated financial statements. These revenues come mainly from a tunnel concession.

The tables below set forth the country breakdown for Endesa Chile’s total revenues from operations, the volume of energy sales (expressed in GWh) and the volume of energy produced, in each case for 2013 and 2012:

	Year ended December 31,
Revenues	2013	2012	Change
	(in millions of Ch$)		(in %)

Generation (Chile) (1)	962,879	1,107,117	(13.0)
Other businesses and intercompany transaction adjustments (Chile)	10,261	7,503	36.8
Argentina	131,443	344,178	(61.8)
Colombia	639,504	580,125	10.2
Peru	283,806	282,124	0.6
Consolidated adjustment foreign subsidiaries	(461)	(662)	30.4

Total revenues	2,027,432	2,320,385	(12.6)

(1)	Restated in accordance with IFRS 11.

	Year ended December 31,
Energy Sales	2013	2012	Change
	(GWh)		(in %)

Chile (1)	20,406	20,878	(2.3)
Argentina	12,354	11,852	4.2
Colombia	16,090	16,304	(1.3)
Peru	8,904	9,587	(7.1)

Total	57,754	58,621	(1.5)

(1)	Restated in accordance with IFRS 11.

	Year ended December 31,
Generation (1)	2013	2012	Change
	(in GWh)		(in %)

Chile (2)	19,438	19,194	1.2
Argentina	10,840	11,207	(3.3)
Colombia	12,748	13,251	(3.8)
Peru	8,391	8,570	(2.1)

Total	51,417	52,222	(1.5)

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses and defined as generation minus power plants’ own consumption, external auxiliaries, transmission and technical losses.
(2)	Restated in accordance with IFRS 11.

Lower revenues in Chile (generation and other businesses) of Ch$ 141.4 billion during 2013 were primarily due to a 11.5% reduction in average energy sales prices, mostly explained by fewer contracts indexed to the marginal cost, coupled with a 2.3% reduction of physical energy sales, mainly to unregulated customers. In addition, we recorded two non-recurring sources of gains in 2012. In March 2012, we had extraordinary income of Ch$ 29.2 billion due to an agreement reached between Endesa Chile and CMPC, a pulp and paper company. In December 2012, extraordinary additional income of Ch$ 55.1 billion was recorded due to the agreed compensation with an insurance company for loss of profits in connection with Bocamina as a result of earthquake damage on February 27, 2010.

Due to Argentine Resolution 95, there was a one-time adjustment of Ch$ 207 billion in Endesa Costanera as of December 31, 2013. This amount was related to fuel value and was deducted from both revenues and operating costs, with no impact on operating income. Revenues from operations in Argentina reached Ch$ 131.4 billion in 2013, also because of a 25.4% reduction in operating revenues in El Chocón, primarily related to the exchange rate conversion effect, a decline in average sales price and lower hydrology. Lower revenues in Argentina were partially offset by Ch$ 33.1 billion in revenues related to Endesa Costanera’s combined cycle availability contract executed with the Secretariat of Energy. The “currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso in Argentina led to a 15.4% decrease in 2013, when compared to 2012.

Total revenues from operations in Colombia increased by Ch$ 59.4 billion, or 10.2%, due to an 11.1 % increase in average sale electricity prices, offsetting a 1.3% decrease in physical sales. The effect of translating the statements of comprehensive income from Colombian pesos to Chilean pesos in both periods resulted in a 2.0% decline in Chilean peso terms in 2013 when compared to 2012.

Revenues from operations in Peru grew by 0.6% in 2013, primarily due to the compensation claim recognition from the TG 7 turbine damage at the Santa Rosa plant, for Ch$ 20.0 billion. The currency translation effect of converting the statements of comprehensive income from soles to the peso for both periods resulted in a 0.5% decrease in 2013, when compared to 2012.

Operating Expenses

The table below sets forth the country breakdown for operating expenses for 2013 and 2012:

	Year ended December 31,
Raw materials and consumables used (1)	2013	2012	Change
	(in millions of Ch$)		(in %)

Generation (Chile) (2)	494,892	753,998	(34.4)
Other businesses and intercompany transaction adjustments (Chile)	4	8	(44.1)
Argentina	36,479	282,316	(87.1)
Colombia	204,419	171,063	19.5
Peru	95,080	111,095	(14.4)

Total	830,874	1,318,480	(37.0)

(1)	Excludes selling and administrative expenses.
(2)	Restated in accordance with IFRS 11.

Operating expenses in the generation business in Chile decreased by 34.4% in 2013 as a result of Ch$ 173.7 billion of lower fuel costs and increased generation using coal. Additionally, energy purchases declined by Ch$ 94.9 billion due to reduced energy sales needs and a lower average price of purchased energy in the spot market and reduced transportation expenses of Ch$ 3.8 billion. These cost reductions were partially offset by higher other variable procurements and services of Ch$ 13.4 billion, higher personnel expenses of Ch$9.9 billion and higher other fixed costs of Ch$ 8.3 billion.

In Argentina, due to Resolution 95, there was a one-time adjustment of Ch$ 207 billion to Endesa Costanera in December 2013. This amount was related to fuel value and was deducted from both revenues and operating costs, with no impact on operating income. This Resolution ended the marginal remuneration system in the Argentine electricity generation market and defined instead remuneration by technology and size of the facilities, setting for each case a recognition of fixed costs (to be determined by availability) and variable costs plus an additional payment (these two concepts to be determined based on energy effectively generated). As a result, operating expenses in Argentina reached Ch$ 36.5 billion in 2013, which included a Ch$ 3.1 billion increase in energy purchases at Endesa Costanera due to higher physical energy purchases, offset by Ch$ 2.1 billion of lower other variable procurement and service costs and Ch$ 0.9 billion of lower energy purchases in El Chocón.

In Colombia, operating expenses increased by 19.5% in 2013 primarily due to a Ch$ 38.5 billion increase in energy purchases as a result of higher purchase prices in the spot market related to the worsening of hydrological conditions, coupled with higher physical energy purchases due to the lower hydroelectric generation.

In Peru, operating expenses decreased by 14.4% mostly due to a Ch$ 18.7 billion reduction in energy purchases associated with lower purchase prices in the spot market, and Ch$ 3.3 billion of lower fuel cost related to lower thermal generation due the reduced availability of Santa Rosa units.

Selling and Administrative Expenses

The table below sets forth the country breakdown of selling and administrative expenses for 2013 and 2012:

	Year ended December 31,
	2013	2012	Change
	(in millions of Ch$)		(in %)
Selling and administrative expenses
Generation (Chile) (1)	112,731	94,567	19.2
Other businesses and intercompany transaction adjustments (Chile)	1,210	(907)	n.a.
Argentina	39,166	36,696	6.7
Colombia	33,511	32,917	1.8
Peru	31,408	31,192	0.7
Consolidated adjustment foreign subsidiaries	(461)	(661)	30.4

Total selling and administrative expense	217,565	193,804	12.3

(1)	Restated in accordance with IFRS 11.

Selling and administrative expenses, related to salaries, compensation, administrative expenses, office materials and supplies, increased by Ch$ 23.8 billion in 2013.

Approximately 52.4% of total selling and administrative expenses are concentrated in Chile, a 21.7% increase in 2013 over 2012, mainly due to higher payroll expenses, which increased by Ch$ 12 billion due to higher staff and to wages indexing to inflation.

In Colombia, selling and administrative expenses increased from Ch$ 32.9 billion in 2012 to Ch$ 33.5 billion in 2013, mainly as a result of Ch$ 2.3 billion of higher payroll expenses mainly due to more personnel, partly related to El Quimbo project. In Argentina, selling and administrative expenses rose by 6.7% when compared to 2012, primarily due to Ch$ 6.1 billion of higher payroll expenses due mostly due to union negotiations, wages indexing to inflation and increased staffing.

Operating Margin and Operating Income

The following is our operating margin by country for 2013 and 2012:

	Year ended December 31,
	2013	2012
Operating margin
Chile (1)	27.9%	15.4%
Argentina	26.6%	0.7%
Colombia	56.9%	58.2%
Peru	39.5%	35.8%

Total operating margin	38.6%	26.4%

(1)	Restated in accordance with IFRS 11.

Our operating margin, or operating income as a percentage of revenues, increased to 38.6% in 2013 from 26.4% in 2012. This growth was primarily due to higher operating margins reported in Chile and Argentina, partially offset by a lower operating margin in Colombia. The Argentine margin improvement was affected by the additional Ch$ 33.0 billion in revenues received under the Endesa Costanera combined-cycle gas turbine availability contract. However, there is a distortion attributable to Resolution 95 which affected operating income and operating expense by the same amount. The Chilean margin improvement is explained mainly by the Ch$ 241.8 billion decrease in operating costs due primarily to lower fuel costs, despite revenues decreasing by Ch$ 141.5 billion. The lower margin in Colombia is due to the proportionally higher cost in relation to the revenue increase, due to lower hydroelectric generation. The Peruvian margin improvement is explained mainly for the Ch$ 29,6 billion cost operating reduction , due mostly to the lower price in the spot market and the reduced availability of Santa Rosa units.

The following table summarizes operating income by country for 2013 and 2012:

	Year ended December 31,
	2013	2012	Change
Operating income	(in millions of Ch$)		(in %)
Generation (Chile) (1)	265,258	165,459	60.3
Other businesses and intercompany transaction adjustments (Chile)	6,468	5,935	9.0
Argentina	34,928	2,473	1,312.6
Colombia	363,993	337,651	7.8
Peru	112,192	100,898	11.2

Total operating income	782,839	612,416	27.8

(1)	Restated in accordance with IFRS 11.

Endesa Chile’s consolidated operating income was Ch$ 782.8 billion in 2013 and Ch$ 612.4 billion in 2012. This increase was primarily due to lower generation costs explained by lower fuel consumption costs in Argentina and Chile, lower energy purchases in Chile and Peru, coupled with lower transportation costs in Chile.

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for 2013 and 2012:

	Year ended December 31,
	2013	2012	Change
Financial results	(in millions of Ch$)		(in %)
Financial income	18,292	14,630	25.0
Financial costs	(142,667)	(148,469)	3.9
Income (loss) for indexed assets and liabilities	1,002	(1,066)	n.a.
Foreign currency exchange differences	(13,757)	(12,090)	(13.8)

Total	(137,130)	(146,995)	(6.7)

Other non-operating results
Share of the profit (loss) of associates accounted for using the equity method	119,347	135,013	(11.6)
Net income from other investments	793	657	20.7
Net income from sales of assets	2,564	765	235.2

Total	122,704	136,435	(10.1)

Total non-operating results	(14,426)	(10,560)	36.6

Our total financial results in 2013 amounted to Ch$ 137.1 billion, a decrease of 6.7% from 2012. This variation was primarily explained by the Ch$ 5.8 billion reduction in financial costs mainly in Peru due to debt amortizations which were not refinanced, Ch$ 3.7 billion of higher financial income mainly from Colombia related to its higher cash availability, and Ch$ 2.1 billion of higher gains for indexed assets and liabilities. These were partly offset by a Ch$ 1.7 loss due to exchange differences.

The share of the profit of associates accounted for under the equity method amounted to Ch$ 119.3 billion in 2013, 11.6% lower than 2012. This variation was mostly explained by Ch$ 13.1 billion of lower net income in Endesa Brasil, Ch$ 1.7 billion of lower net income in HidroAysén and Ch$ 1.3 billion of lower net income in GasAtacama S.A. As a result of all the foregoing, total non-operating results for 2013 amounted to an expense of Ch$ 14.4 billion.

Net Income

The following table sets forth our net income for 2013 and 2012:

	Year ended December 31,
	2013	2012	Change
	(in millions of Ch$)		(in %)
Net income before tax	768,413	601,856	27.7
Income tax	(204,907)	(182,833)	12.1

Net income	563,506	419,023	34.5
Net income attributable to: shareholders of Endesa Chile	353,927	234,335	51.0
Net income attributable to: non-controlling interest	209,579	184,688	13.5

Income tax expenses increased by 12.1%, equivalent to Ch$ 22,074 million, when compared to 2012. For more information see Note 30 to our Consolidated Financial Statements.

3.	Country by Country Comparative Analysis of Operating and Non-Operating Results for 2012 and 2011

Revenues from Operations

The following table sets forth the revenues by country, as a percentage of total consolidated revenues for 2012 and 2011:

	Year ended December 31,
	2012	2011
	(as a % of total)
Chile (1)	47.7	49.8
Other businesses and intercompany transaction adjustments (Chile)(2)	0.3	0.8
Argentina	14.8	17.1
Colombia	25.0	21.8
Peru	12.2	10.5

Total consolidated revenues	100.0	100.0

(1)	Restated in accordance with IFRS 11.
(2)	We consider that our revenues from operations that were not related to its electricity business are immaterial and believe that they do not affect the analysis of our consolidated financial statements. These revenues come mainly from a tunnel concession.

The tables below set forth the country breakdown for Endesa Chile’s total revenues from operations, the volume of energy sales (expressed in GWh) and the volume of energy produced, in each case for 2012 and 2011:

	Year ended December 31,
Revenues	2012	2011	Change
	(in millions of Ch$)		(in %)
Generation (Chile) (1)	1,107,117	1,137,770	(2.7)
Other businesses and intercompany transaction adjustments (Chile)	7,503	18,698	(59.9)
Argentina	344,178	390,136	(11.8)
Colombia	580,125	498,544	16.4
Peru	282,124	239,841	17.6
Consolidated adjustments foreign subsidiaries	(662)	(724)	(8.7)

Total revenues	2,320,385	2,284,264	1.6

(1)	Restated in accordance with IFRS 11.

	Year ended December 31,
Energy sales	2012	2011	Change
	(in GWh)		(in %)
Chile (1)	20,878	20,315	2.8
Argentina	11,852	11,381	4.1
Colombia	16,304	15,112	7.9
Peru	9,587	9,450	1.5

Total	58,621	56,258	4.2

(1)	Restated in accordance with IFRS 11.

	Year ended December 31,
Generation (1)	2012	2011	Change
	(in GWh)		(in %)
Chile (2)	19,194	19,296	(0.5)
Argentina	11,207	10,713	4.6
Colombia	13,251	12,051	10.0
Peru	8,570	8,980	(4.6)

Total	52,222	51,040	2.3

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses and it is defined as generation minus power plants’ own consumption, external auxiliaries, transmission and technical losses.
(2)	Restated in accordance with IFRS 11.

Lower revenues in Chile (generation and other businesses) of Ch$ 41.8 billion during 2012 were primarily due to a 5.3% reduction in average energy sales prices as a result of lower indexation of contracts to the marginal cost in Chile, coupled with the absence of revenues from government Resolution 88, that forced generators of the CDEC-SIC system to supply energy to distribution companies without contracts, (Ch$ 68.3 billion in 2011). This was partially offset by the agreed compensation with the insurance company for loss of profits of Ch$ 55.1 billion as a result of the disaster of February 27, 2010.

Total revenues from operations in Colombia increased by Ch$ 81.6 billion due to a 7.9% rise in electricity sales due to a higher hydro generation and a 7.9% increase in the average energy sales price in pesos due to a higher energy wholesale market price recorded since August 2012. The “currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos. The Colombian currency translation effect was positive, resulting in a 3.4% increase in Chilean pesos in 2012, when compared to 2011. For additional information of our principal distribution and trading customers in Colombia see “Item 4. Information on the Company — B. Business Overview.”

Revenues from operations in Peru grew by 17.6% in 2012 primarily explained by a 15.3% growth in the average energy sales price due to higher contract prices as a result of the fuel prices indexation and to a higher node price since May 2012. The currency translation effect of converting the statements of comprehensive income from soles to the peso for both periods produced a 5.0% increase in Chilean pesos in 2012, when compared to 2011. For additional information of our principal customers in Peru see “Item 4. Information on the Company — B. Business Overview.”

Total revenues from operations in Argentina decreased by 11.8% in 2012 as a result of a lower operating and labor costs recognition, and lower capacity payment in Endesa Costanera, explained by the non renewal of the one-year term agreement between the Ministry of Energy and the generation companies of the MEM system executed in November 2010. This was partially offset by a 1.8% increase in El Chocón revenues due to higher electricity sales in the spot market resulting from increased hydro generation in the period. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso in both companies led to a 8.6% decrease in 2012, when compared to 2011. For additional information of our principal customers in Argentina see “Item 4. Information on the Company — B. Business Overview.”

Operating Expenses

The table below sets forth the country breakdown for operating expenses for 2012 and 2011:

	Year ended December 31,
	2012	2011	Change
	(in millions of Ch$)		(in %)
Raw materials and consumables used (1)
Generation (Chile) (2)	753,998	601,672	25.3
Other businesses and intercompany transaction adjustments (Chile)	8	8	(4.1)
Argentina	282,316	315,717	(10.6)
Colombia	171,063	134,852	26.9
Peru	111,095	86,884	27.9

Total	1,318,480	1,139,133	15.7

(1)	Excludes selling and administrative expenses.
(2)	Restated in accordance with IFRS 11.

Operating expenses in the generation business in Chile increased by 25.3% in 2012 as a result of higher fuel costs of Ch$ 65.7 billion since 2012 was the third consecutive dry year. This was coupled with higher transportation costs of Ch$ 34.5 billion explained by increased toll costs related to the drought in the central-southern zone of the country. Additionally, energy purchase costs grew by Ch$ 62.8 billion due to higher energy purchase prices in the spot market.

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

Operating expenses in Peru rose by 27.9% primarily explained by higher energy purchase costs of Ch$ 14.7 billion in 2012 due to higher physical energy purchases in the spot market to supplement the plant maintenance activities, coupled with higher fuel costs of Ch$ 6.1 billion partly due to increased diesel generation as a result of dual gas units maintenance activities.

Operating expenses in Argentina declined by 10.6% in 2012 primarily as a result of lower fuel costs of Ch$ 27.8 billion in Endesa Costanera due to lower generation with gas oil and a Ch$ 3.1 billion decrease in transportation costs, coupled with lower energy purchase costs of Ch$ 1.6 billion in El Chocón due to the increased hydro generation in 2012.

Selling and Administrative Expenses

Selling and administrative expenses, related to salaries, compensation, administrative expenses, office materials and supplies, decreased by Ch$ 4.7 billion in 2012.

The table below sets forth the breakdown of selling and administrative expenses for 2012 and 2011:

	Year ended December 31,
	2012	2011	Change
	(in millions of Ch$)		(in %)
Selling and administrative expenses
Generation (Chile) (1)	94,567	76,362	23.8
Other businesses and intercompany transaction adjustments (Chile)	(907)	10,024	n.a
Argentina	36,696	28,188	(30.2)
Colombia	32,917	72,867	54.8
Peru	31,192	11,748	(165.5)
Consolidated adjustment foreign subsidiaries	(661)	(725)	8.7

Total selling and administrative expense	193,804	198,464	(2.3)

(1)	Restated in accordance with IFRS 11.

Approximately 48.3% of total selling and administrative expenses are concentrated in Chile, between the generation business and other businesses, with a 8.4% increase in 2012 over 2011, mainly due to higher payroll expenses which increased by 10.3% primarily reflecting the engineering staff transfer.

In Colombia, selling and administrative expenses decreased from Ch$ 72.9 billion in 2011 to Ch$ 32.9 billion in 2012, mainly as a result of the one-time effect of the equity tax reform in that country in 2011, which required booking the entire amount of tax payable for the four year period from 2011 to 2014 for a total of Ch$ 43.5 billion on January 1, 2011. Also the reversal of a provision of profit sharing for workers in Peru created a one-time benefit on payroll expenses of Ch$ 14.6 million in June 2011.

Operating Margin and Operating Income

The following is our operating margin by country for 2012 and 2011:

	Year ended December 31,
	2012	2011
Operating margin
Chile(1)	15.4%	33.2%
Argentina	0.7%	7.7%
Colombia	58.2%	50.9%
Peru	35.8%	43.6%

Total operating margin	26.4%	33.6%

(1)	Restated in accordance with IFRS 11.

Our operating margin, or operating income as a percentage of revenues, decreased to 26.4% in 2012 from 33.6% in 2011. This decrease is primarily due to lower operating margins reported in Chile, partially offset by a higher operating margin in Colombia.

As a consequence of the prolonged drought, Chilean operating margins decreased from 33.2% in 2011 to 15.4% in 2012, mainly due to the increase in operating expenses, which represented 52.0% of 2011 revenues and 67.6% of 2012 revenues. Operating expenses increased by 25.3% in 2012 compared to 2011 as a result of lower hydroelectric generation that forced the Company to utilize more thermal generation with more costly LNG and coal. This led to a 20.6% increase in fuel consumption costs to Ch$ 65.7 billion in 2012, and to the purchase of energy in the spot market, with higher purchase costs of Ch$ 62.8 billion, or 40.1%. These higher costs were partially offset by lower transportation costs and lower other operating expenses. To a lesser extent, the decline in operating margin is also due to an increase in depreciation and amortization expenses, which increased by Ch$ 4.2 billion, or 2.5%, associated primarily with the commissioning of our Bocamina II coal-fired plant in October 2012 and represented 7.6% of revenues in 2012 compared to 5.9% in 2011.

In Colombia, the operating margin increase was mainly due to the Ch$ 81.6 billion or 16.4% revenue increase slightly helped by the Ch$ 2.6 billion or 1.0% cost operating decrease. In Peru, the operating margin deterioration is due to that the Ch$ 45.9 billion or 33.9% operating cost increase that were partially offset for smaller improvement in the revenues of Ch$ 42.3 billion or 17.6%.

The following table summarizes operating income by country for 2012 and 2011:

	Year ended December 31,
	2012	2011	Change
	(in millions of Ch$)		(in %)
Operating income
Generation (Chile) (1)	165,459	377,522	(56.2)
Other businesses and intercompany transaction adjustments (Chile)	5,935	6,431	7.7
Argentina	2,473	30,154	(91.8)
Colombia	337,651	253,546	33.2
Peru	100,898	104,485	(3.4)
Consolidated adjustment foreign subsidiaries	—	(5,448)	n.a.

Total operating income	612,416	766,690	(20.1)

(1)	Restated in accordance with IFRS 11.

Endesa Chile’s consolidated operating income was Ch$ 612.4 billion in 2012 and Ch$ 766.7 billion in 2011. This decrease was primarily due to lower revenues as a consequence of lower average energy sales prices in Chile and Argentina, higher fuel costs in Chile, Colombia and Peru and increased energy purchase costs in Colombia, Peru and Chile.

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for each of the periods indicated:

	Year ended December 31,
	2012	2011	Change
	(in millions of Ch$)		(in %)
Financial results:
Financial income	14,630	28,264	(48.2)
Financial costs	(148,469)	(135,258)	9.8
Income (loss) for indexed assets and liabilities	(1,066)	(5,447)	(80.4)
Foreign currency exchange differences	(12,090)	(6,650)	81.8

Total	(146,995)	(119,091)	(23.4)

Other non-operating results:
Share of the profit (loss) of associates accounted for using the equity method	135,013	138,856	(2.8)
Net income from other investments	657	1,037	(36.7)
Net income from sales of assets	765	973	(24.4)

Total	136,435	140,866	(3.1)

Total non-operating results	(10,560)	21,775	n.a

Our financial results in 2012 amounted to an expense of Ch$ 147.0 billion, a 23.4% increase over 2011. This variation is explained by higher interest expenses of Ch$ 13.2 billion, mostly due to a contingency update with SUNAT (Peruvian Tax Authority), an exchange difference loss increased by Ch$ 5.4 billion, lower financial income of Ch$ 13.6 billion, due to lower cash availability, partly offset by a gain for indexed assets and liabilities of Ch$ 4.4 billion.

The share of the profit of associates, accounted for under the equity method, amounted to Ch$ 135.0 billion in 2012, decreasing by 2.8% compared to 2011. This variation was mostly explained by Ch$ 7.9 billion of lower net income in Endesa Brasil, Ch$ 1.8 billion of increased net income in HidroAysén, Ch$ 1.1 billion of increased net income in GNL Quinteros, Ch$ 0.4 billion of increased net income in GNL Chile and Ch$ 0.4 billion of increased net income in GasAtacama.

As a result of all the foregoing, total non-operating results for 2012 amounted to an expense of Ch$ 10.6 billion.

Net Income

The following table sets forth our net income for the periods indicated:

	Year ended December 31,
	2012	2011	Change
	(in millions of Ch$)		(in %)
Net income before tax	601,856	788,465	(24.0)
Income tax	(182,833)	(207.330)	(11.8)

Net income	419,023	581,135	(27.9)
Net income attributable to: shareholders of Endesa Chile	234,335	446,874	(47.6)
Net income attributable to: non-controlling interest	184,688	134,261	(37.6)

Income taxes in 2012 decreased by 11.8%, the equivalent of Ch$ 24.5 billion, when compared to 2011.

B.	Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of cash flow for Endesa Chile.

We have a direct ownership in Pehuenche (92.7%), and Celta (96.2%), which are our main Chilean consolidated subsidiaries. For the list of principal subsidiaries, please see Exhibit 8.1. We receive cash inflows from our own operating assets and from our subsidiaries, as well as from related companies in Chile and abroad. Foreign subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.

We have economic interests of 62.5% in our Peruvian subsidiary, Edegel, 26.9% in our Colombian subsidiary, Emgesa (which we control pursuant to a shareholders’ agreement), 75.7% in our Argentine subsidiary, Endesa Costanera, and 65.4% in our Argentine subsidiary, El Chocón. We consolidate these subsidiaries since we control the majority of the voting rights.

Set forth below is the consolidated cash flow from an accounting perspective:

	Year ended December 31,
	2013	2012	2011
	(in billions of Ch$)
Net cash flows from (used in) operating activities	708	538	665
Net cash flows from (used in) investing activities	(186)	(258)	(193)
Net cash flows from (used in) financing activities	(430)	(434)	(400)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	92	(154)	(72)
Effect of exchange rate changes on cash and cash equivalents	(4)	—	15
Cash and cash equivalents at beginning of period	236	390	303

Cash and cash equivalents at end of period	324	236	390

For the year ended December 31, 2013, cash provided by operating activities was Ch$ 708 billion, an increase of Ch$ 170 billion, or 31.6% compared to 2012, primarily as a consequence of a decrease in payments to suppliers for goods and services of
Ch$ 258 billion, mainly in Chile and Argentina, a Ch$ 47 billion decrease in income taxes paid, and an increase in collections from premiums and services, annual payments, and other obligations from policies held of Ch$ 68 billion, all of which were partially offset by the decrease in collections from the sale of goods and services of Ch$ 198 billion, mainly in Chile and Argentina.

For the year ended December 31, 2012, cash provided by operating activities was Ch$ 538 billion, a decrease of Ch$ 127 billion, or 19.1% compared to 2011, primarily as a consequence of an increase in payments to suppliers for goods and services of
Ch$ 203 billion, mainly in Chile and Peru, a Ch$ 34 billion increase in payments to and on behalf of employees, mainly in Chile and Argentina, and an increase in other outflows of cash of Ch$ 66 billion, all of which were partially offset by the increase in collections from the sale of goods and services of Ch$ 131 billion and an increase in other collections from operating activities of Ch$ 52 billion.

For the year ended December 31, 2013, cash used by investment activities was Ch$ 186 billion, mostly explained by the acquisition of property, plant and equipment and the incorporation of intangible assets for a total amount of Ch$ 292 billion, mainly at Endesa Chile, Endesa Argentina and Emgesa. See “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures.” The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 51 billion, other collections from the sale of equity or debt instruments belonging to other entities of Ch$ 24 billion and interest received of Ch$ 17 billion.

For the year ended December 31, 2012, cash used by investment activities was Ch$ 258 billion, mostly explained by the acquisition of property, plant and equipment and the incorporation of intangible assets for a total amount of Ch$ 257 billion, mainly at Endesa Chile, Endesa Argentina and Emgesa, and other investment disbursements of Ch$ 19 billion. See “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures.” The aforementioned cash outflow was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 11 billion and interest received of Ch$ 7 billion.

For the year ended on December 31, 2013, cash used by financing activities was Ch$ 430 billion. The main drivers of this change are described below.

The aggregate cash inflows were primarily due to:

—	Emgesa issued bonds and for Ch$ 149 billion.

—	Costanera obtained cash for Ch$ 10.8 billion through a capital increase.

—	El Chocón obtained loans for Ch$ 15 billion.

The aggregate cash outflows were primarily due to:

—	Ch$ 294 billion in dividend payments (including Ch$ 118 billion from Endesa Chile on a stand-alone basis, Ch$ 53 billion from Emgesa among others).

—	Ch$ 136 billion of interest expense (including Ch$ 71 billion in Endesa Chile on a stand-alone basis, Ch$ 51 billion in Emgesa among others).

—	Ch$ 253 billion on payments of loans, bonds and other and other financial instruments from Endesa Chile consolidated.

For the year ended on December 31, 2012, cash used by financing activities was Ch$ 434 billion. The main drivers of this change are described below.

The aggregate cash inflows were primarily due to:

—	Emgesa obtained loans for Ch$ 83 billion.

—	Emgesa issued bonds for Ch$ 136 billion

—	Edegel obtained loans for Ch$ 5 billion.

The aggregate cash outflows were primarily due to:

—	Ch$ 380.3 billion in dividend payments (including Ch$ 42.1 billion from Emgesa and Ch$ 221.8 billion from Endesa Chile on a stand-alone basis).

—	Payments on loans, bonds, financial leasing and other instruments for Ch$ 361 billion (including Ch$ 105.2 billion in Emgesa and Ch$ 202 billion in Endesa Chile on a stand-alone basis).

—	Ch$ 125 billion of interest expense (including Ch$ 39.3 billion in Emgesa and Ch$ 67.3 billion in Endesa Chile on a stand-alone basis).

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

The following table lists the Yankee Bonds issued by us and Endesa Chile outstanding as of December 31, 2013. The weighted average annual coupon interest rate for such bonds is 8.1%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(in %)	(in millions of US$)
Endesa Chile	12 years	August 2015	8.625	200	200
Endesa Chile (1)	30 years	February 2027	7.875	230	206
Endesa Chile (2)	40 years	February 2037	7.325	220	71
Endesa Chile (1)	100 years	February 2097	8.125	200	40

Total			8.109 (3)	850	517

(1)	Endesa Chile repurchased some of these bonds in 2001.
(2)	Holders of the Endesa Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.
(3)	Weighted-average coupon.

The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos. The annual interest rate for such bond is 8.75%.

			Coupon (inflation- adjusted rate)	Aggregate Principal Amount
Issuer	Term	Maturity		Issued	Outstanding
				(in billions of Colombian pesos)	(in billions of Colombian pesos)	(in billions of Ch$)

Emgesa	10 years	January 2021	8.75%	737	737	201

(1)	Calculated based on the observed exchange rate as of December 31, 2013, which was CPs$ 3.6717 per Ch$ 1.00.

We, as well as our subsidiaries in the five countries in which we operate, have access to the domestic capital markets where we have issued debt instruments including commercial paper and medium and long term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us and Endesa Chile, outstanding as of December 31, 2013.

Issuer	Term	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
				(in millions of UF)	(in millions of UF)	(in billions of Ch$)

Endesa Chile Series H	25 years	October 2028	6.20%	4.0	3.2	74
Endesa Chile Series M	21 years	December 2029	4.75%	10.0	10.0	233

Total				14.0	13.2	307

For a full description of the local bonds issued by us and Endesa Chile, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 18 to our Consolidated Financial Statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2013. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon (1)	Aggregate Principal Amount Outstanding
			(in billions of Ch$)
Edegel	January 2028	6.69%	61
Emgesa	December 2027	6.76%	585

Total			646

(1)	Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2013.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through syndicated senior unsecured loans. As of December 31, 2013, the amounts outstanding or available for these bank loans are listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Endesa Chile	Syndicated revolving loan	June 2014	200	—
Endesa Chile	Syndicated term loan	June 2014	200	200

Total			400	200

The Endesa Chile revolving credit facility due June 2014 do not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing the Company full flexibility to draw on up to US$ 200 million in the aggregate from such committed revolving facilities under any circumstances, including situations involving a MAE.

Endesa Chile also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity. In early 2013 entered into 3-year bilateral revolving loans for an aggregate of UF 4.8 million (equivalent to Ch$ 111 billion as of December 31, 2013) as shown below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)

Endesa Chile	Syndicated revolving loan	February 2016	106	—
Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed above.
Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in Ch$ billion)

Emgesa	Bilateral revolving loans	January 2015	187	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately Ch$ 258 billion in the aggregate as of December 31, 2013.

Endesa Chile also borrows routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 161 billion in the aggregate, which is not currently drawn upon. Unlike the committed lines described above, which is not subject to material adverse effect condition precedents prior to disbursements, these facilities are not guaranteed under all circumstances. Our foreign subsidiaries also have access to uncommitted local bank facilities, for a total amount of Ch$ 74 billion, none of which we currently draw upon.

Endesa Chile can also tap the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$ 200 million for each borrower.

Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2013, the most restrictive financial covenant affecting us was the Adjusted Consolidated Leverage Ratio in connection with the syndicated term and revolving facility that matures in June 2014. Under such covenant, the maximum additional debt that could be incurred without a breach of the most restrictive covenant is Ch$ 2,775 billion. As of December 31, 2013 and as of the date of this Report, we are in compliance with the financial covenants contained in our debt instruments.

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

The cross default provision for our revolving credit facilities due in July 2014, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so. None of our local facilities due in February 2016, has cross default provisions to debt other than the respective borrower’s own indebtedness.

The Yankee Bonds’ cross default provisions may be triggered only by debt of Endesa Chile or its Chilean subsidiaries. A matured default of either us or one of our Chilean subsidiaries could result in a cross default to our

Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. A payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material. Likewise, Endesa Chile’s local bonds have no subsidiary cross default provisions.

Our Argentine subsidiary, Endesa Costanera, did not make any installment payments due in 2012 and 2013 under the terms of a 1996 supplier credit agreement with Mitsubishi Corporation (“MC”). As of December 31, 2013, Endesa Costanera has missed US$ 68.5 million in payments, including principal and interest. It has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis began in 2002, but had received waivers from MC in the past expressing its willingness to renegotiate payments. Additionally, MC has liens over the Mitsubishi combined cycle power plant at Endesa Costanera. Endesa Costanera carried out a capital increase in November 2013, that improved its working capital. Its weak financial situation is attributable to its inability to obtain tariff adjustments that reflect its actual generation costs.

As of the date of this Report, Endesa Costanera has not received any waivers for the past-due payments or any acceleration notices. We continue with active negotiations aimed at restructuring the debt. If MC were to declare an event of default and accelerate payment of the US$ 185 million principal and interest balance under the supplier credit agreement, Endesa Costanera would be required to enter into bankruptcy proceedings. As explained elsewhere in this section, payment defaults and bankruptcy proceedings of non Chilean subsidiaries have no financial effect on our debt obligations.

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

Our estimated capital expenditures for the 2014-2018 period amount to Ch$ 1,921 billion, of which Ch$ 1,025 billion are considered non-discretionary investments. We include maintenance capital expenditures as non-discretionary. It is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects as also non-discretionary expenditure. We consider the remaining Ch$ 896 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We are currently renegotiating the terms of repayment with MC and expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2013 included:

—	Endesa Costanera: capital increase for Ch$ 48 billion, of which 77% was subscribed by Endesa Chile, to support the capital structure of the company.

—	Emgesa: local bond issuance for Ch$ 149 billion to finance El Quimbo investment needs.

—	El Chocón: syndicated loan with local banks for Ch$ 15 billion to refinance short term debt.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2012 included:

—	Endesa Costanera: refinancing of 2012 indebtedness for approximately Ch$ 52 billion.

—	El Chocón: obtained a working capital loan for Ch$ 4 billion, which enabled the company to increase the debt’s average life.

—	Emgesa: syndicated loan with local banks for Ch$ 83 billion to refinance short-term debt and local bonds issuance for Ch$ 136 billion with 10 and 15 year maturity tranches.

—	Edegel: Ch$ 5 billion in a five-year term loan to refinance short term maturities in 2012.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

We are a company with electricity generation assets, and with subsidiaries and unconsolidated equity investments engaged primarily in the generation of electricity in Chile, Brazil, Argentina, Colombia and Peru. Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a result of our operating income from our generation business and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

Operating income varies in each of the four countries where we consolidate operations due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity, and the prevailing regulated and spot market prices for electricity. We expect our reasonably good operating performance to continue during the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate, except for Argentina. Despite current uncertainties concerning the global economy, there are good expectations for this region’s growth during the next five years, including an expected 4.1% growth in gross domestic product, on average, based on World Economic Outlook (October 2013) of the International Monetary Fund (“IMF”) and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always lagged behind demand growth. We anticipate that this tendency will continue for the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation, and scarcity of places where to locate plants, these new projects involve higher development costs than in the past. We expect that average electricity prices will adjust to recognize these increased costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus have greater profitability in scenarios of increasing prices to end users. Furthermore, an important part of the new installed capacity under development in the four countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels. Fewer hydroelectric projects are being developed. Thus, we expect this situation will also impact long term spot prices positively. Long-term contracts awarded in different bids to us, directly and through our subsidiaries, have already incorporated these expected price levels. Currently, we have 37% of our expected annual generation is sold under contracts with terms of at least ten years and an additional 39% under contracts with terms of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income. In order to address this risk, the Company has implemented commercial policies to control relevant variables and provide stability to the profit margins. Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives. Therefore, the Company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes risk mitigation clauses, where necessary, with some unregulated customers.

In order to mitigate the risk of increasing fuel costs, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with coal, natural gas, diesel, and fuel oil. In Chile, through an equity interest in GNL Quintero and GNL Chile, and a Long Term Gas Supply Agreement with GNL Chile, we are the only electricity company in Chile with direct access to the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market). This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have a larger environmental impact.

In July 2013, Endesa Chile and British Gas renegotiated the LNG Sale and Purchase Agreement, which had been in dispute since January 2013 due to a change in the reference price. This renegotiation has modified some conditions of the original contract, allowing us to secure our long term LNG supply at very competitive prices, with significant flexibilities and with an additional supply sufficient for our current power plants and future projects.

In addition, because of the drought in Chile and price volatility of coal and petroleum, we decided to hedge this risk with commodity instruments available in international markets. During 2013, we entered into swap arrangements for 107,000 barrels of Brent crude and 25,000 tons of coal. As of December 31, 2013, no swap arrangements were outstanding. We plan to continuously monitor operating conditions and, if necessary, entered into new swap arrangements.

Although having operations in the four countries in which we consolidate and our equity interest in Brazil, allows us to somewhat offset and counterbalance variations with respect to the main factors that can affect our operating results, we cannot claim that our -portfolio of assets is fully hedged. Furthermore, there can be no assurance that past performance will be indicative of future performance with respect to our business. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our 2013 results compared with those recorded in previous periods, please see “— A. Operating Results - Endesa Chile’s Results of Operations for the Years ended December 31, 2013 and December 31, 2012” and “— A. Operating Results - Endesa Chile’s Results of Operations for the Years ended December 31, 2012 and December 31, 2011.” Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, would have a negative impact on our capital expenditure plan and we have many sources of proven liquidity in the international and domestic capital markets. As of December 31, 2013, we are able to incur up to Ch$ 2,775 billion in incremental debt, without entering into a breach of the debt covenants, beyond current levels of consolidated indebtedness. We believe that we will continue to have similar comfortable levels of leverage capacity for the foreseeable future (see “ Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources”).

Finally, we expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.	Off-balance Sheet Arrangements.

Endesa Chile is not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2013:

Cash payment obligation	Total	2014	2015-2016	2017-2018	After 2018
	(in billions of Ch$)
Bank debt	282	138	39	50	55
Local bonds (1)	930	37	92	121	680
Yankee bonds	472	—	105	—	367
Other debt (2)	281	274	7	—	—
Interest expense (3)	1,037	122	204	178	533
Pension and post-retirement obligations (4)	36	6	5	4	21
Purchase obligations (5)	2,889	306	466	402	1,715
Financial leases	49	7	17	15	11

Total contractual obligations	5,976	890	935	770	3,382

(1)	Net value, hedging instruments included substantially modify the principal amount of debt.
(2)	All of our pension and post-retirement plans are unfunded. Cash flows estimated in the table are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations.
(3)	Interest expenses are the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, presented according to when the interest payment comes due.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.
(5)	Of the total contractual obligations of Ch$ 2,889 billion, 41% corresponds to miscellaneous services, such as LNG regasification, fuel transport, and coal handling, 28% to tolls, 23% to energy purchases and the remaining 8% to fuel supply long term contracts.

G.	Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this Report, for safe harbor provisions.

Item 6.     Directors, Senior Management and Employees

A.	Directors and Senior Management.

Our Board of Directors consists of nine members who are elected for a three-year term at an Ordinary Shareholders’ Meeting (“OSM”). If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected. Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.

Set forth below are the members of our Board of Directors as of December 31, 2013.

Name	Position	Current Position Held Since

Directors

Jorge Rosenblut R	Chairman	2009
Paolo Bondi	Vice Chairman	2009
Alfredo Arahuetes G	Director	2012
Jaime Bauzá B	Director	2010
Francesco Buresti	Director	2008
Enrique Cibié B	Director	2012
Vittorio Corbo L	Director	2010
Felipe Lamarca C	Director	2010
Manuel Morán C	Director	2012

Set forth below are brief biographical descriptions of our directors, of whom five reside in Chile, three reside in Spain and one resides in the United States.

Jorge Rosenblut R.

Chairman of the Board of Directors

Mr. Rosenblut has been Chairman of Endesa Chile since December 2009. During the previous 10 years he was Chairman of Chilectra. Mr. Rosenblut is an advisor for Ripley, a retail and financial services business. He is currently a board member of the Institute of Americas of La Jolla, California. He has been a representative of Sun Life Financial (Canada) and Director of AFP Cuprum, a Chilean pension fund. Between 1990 and 1996, he held positions in the government of Chile, including the Undersecretary of Telecommunications from 1994 to 1995, and the Undersecretary of the Presidency of Chile from 1995 to 1996. He is also involved in various educational organizations and business advisory committees, including the Dean’s Littauer Society, the Kennedy School of Government, Florida International University’s President’s Council of 100, the Steering Committee for TEDx Coconut Grove, the Advisory Board of the Center of International Studies at the Catholic University of Chile, and the Group of Fifty (G -50) with support from the Carnegie Endowment, based in Washington D.C. Mr. Rosenblut received the “Entrepreneur of the Year” award from the U.S.- Chile Chamber of Commerce in 2007 and again in 2013. He was named one of the “Top 100 Businessmen in Latin America” by the Latin Business Chronicle. Mr. Rosenblut has a degree in industrial engineering from the Universidad de Chile, with a masters in public administration from Harvard University’s Kennedy School of Government.

Paolo Bondi

Vice Chairman of the Board of Directors

Mr. Bondi was elected a Director and Vice Chairman in July 2009. Mr. Bondi was an executive of the Montedison group, an Italian industrial conglomerate, holding diverse positions in Italy, the U.S. and France. In 2002, he joined the Enel group as Head of Strategic and Financial Analysis and then as CFO of the International Division, becoming a member of the board of its principal subsidiaries. In October 2007, he was appointed as Endesa Spain’s Deputy Managing Director for Economics and Finance and then Vice Chairman of Chilectra. In March 2009, he became Managing Director for Economics and Finance and member of the Executive Committee at Endesa Spain. Mr. Bondi holds a degree in business administration from Università Commerciale Luigi Bocconi di Milano (Italy).

Alfredo Arahuetes G.

Director

Mr. Arahuetes was elected a Director in April 2012. He is currently a Professor of International Economics and Dean of the School of Economics and Business (ICADE) of the Pontificia Universidad de Comillas (Spain). He has been published widely in journals and books. He has participated in various organizations and agencies such as the Foundation for Latin American Studies holding the position of Secretary General, the Trilateral Commission as an

advisor, and in the Economic and Social Committee of the European Union as an expert advisor. He participated as a collaborator in Direct Investments of the Inter-American Development Bank (IDB). Mr. Arahuetes has a law degree from the Universidad de Deusto (Spain), and a Ph.D. in economics and business administration from the School of Economics and Business (ICADE) of the Pontificia Universidad de Comillas (Spain).

Jaime Bauzá B.

Director and Member of the Directors’ Committee

Mr. Bauzá was elected a Director in April 2010. Currently, he is also Director of other companies unrelated to Endesa Chile, such as Claro Chile and Grupo Costanera. Mr. Bauzá was also Director of the Company between 1999 and 2007. He joined Endesa Chile in 1990 after more than twenty years of work in the electricity sector. Mr. Bauzá served as Endesa Chile’s CEO from 1990 to May 1999.Mr. Bauzá was the CEO of Endesa Chile’s subsidiary, Empresa Eléctrica Pehuenche S.A., from 1987 to 1990, and Chairman of AES Gener S.A. (formerly Chilgener S.A.), an unrelated electricity generation company, from 1987 to 1989. Mr. Bauzá also served as AES Gener S.A.’s CEO from 1982 to 1987. He holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

Francesco Buresti

Director

Mr. Buresti was elected a Director in April 2008. Mr. Buresti was a consultant for Accenture in the industrial sector and a consultant for McKinsey in the industrial and utilities sectors. In 2005, Mr. Buresti joined Enel as Purchasing Director for Enel Distribution (Electronic Market).Mr. Buresti was appointed Chief Procurement Officer and member of the Executive Committee of Endesa Spain in October 2007 and Executive Vice President for Enel’s Global Procurement in May 2012. He is also a Board member of several Enel subsidiaries. Mr. Buresti holds a degree in electronics engineering from the Università degli Studi di Bologna (Italy).

Enrique Cibié B.

Director and Member of the Directors’ Committee

Mr. Cibié was elected a Director in April 2012. Currently, Mr. Cibié is a Board member of several companies unrelated to us, such as Masisa S.A. and Terramater. He has been a CEO for various companies such as Masisa S.A. from 2005 to 2009, Farmacias Ahumada S.A. from 2001 to 2004, and Coca Cola Embonor Inc. from 2000 to 2001. He holds a commercial engineer, public accountant and auditor degree from the Pontificia Universidad Católica de Chile, and in 1982 he earned his M.B.A. from Stanford University.

Vittorio Corbo L.

Director

Mr. Corbo was elected a Director in April 2010. Mr. Corbo is a Senior Research Associate at CEP, a leading Chilean public policy center. Currently, Mr. Corbo is also Chairman of the Board of Seguros de Vida SURA S.A, a Chilean insurance company, and a member of the Board of Directors of Banco Santander-Chile, Banco Santander-México, Banco Santander-España and Compañía Cervecerías Unidas S.A. Mr. Corbo is a member of the Advisory Council of the Chief Economist of the World Bank, a member of the Advisory Committee of Monetary and Foreign Exchange Policies of the Capital Markets Department of the International Monetary Fund and a member of the International Advisory Council at the Center for Social and Economic Research (Warsaw, Poland). Mr. Corbo was a senior executive of the World Bank in Washington, D.C. between 1984 and 1991 and he was Chairman of the Board of the Central Bank of Chile and Chairman of its committee between 2003 and 2007. He was chosen World Central Banker of the Year in 2006 by the publication Global Finance. He holds a commercial engineering degree from the Universidad de Chile and a Ph.D. in economics from the Massachusetts Institute of Technology.

Felipe Lamarca C.

Director and Chairman of the Directors’ Committee

Mr. Lamarca was elected a Director in April 2010. Currently, Mr. Lamarca is Director of several companies that belong to different industrial sectors such as Ripley, a retail store, Deutsche Bank Chile, and Fundación Un Techo para Chile, a non-profit organization. He has served as Director of the Servicio de Impuestos Internos, the Chilean tax authority. From 1986 to 2005, Mr. Lamarca was Chairman of COPEC, a Chilean forestry and fuel conglomerate. Between 1997 and 2001, Mr. Lamarca was Chairman of SOFOFA, Chile’s Manufacturers Association. Mr. Lamarca was the Superintendent of the SVS between 1982 and 1983. He holds a degree in commercial engineering from the Pontificia Universidad Católica de Chile and in 2001 he was awarded the “Distinguished Professional of the Year” by the Business and Economics School of that university.

Manuel Morán C.

Director

Mr. Morán was elected a Director in April 2012. Between 1990 and 1998, Mr. Morán served as executive officer and board member in several airline companies, such as Iberia, Aerolineas Argentinas and Austral Líneas Aéreas. He was also member of the Executive Committee of IATA. Currently, Mr. Morán is General Manager of Endesa Spain Generation and member of the Executive Committee at Endesa Spain and also Board member of several of Endesa Spain subsidiaries. He earned his aeronautic engineering degree from the E.T.S.I.A. of Universidad Politécnica de Madrid (Spain), and in 1989 he earned an M.B.A. from IESE Business School, Madrid (Spain).

Executive Officers

Set forth are our Executive Officers as of December 31, 2013, except for a few updates as of the date of this Report, as noted below.

Name	Position	Current Position Held Since

Executive Officers
Joaquín Galindo V	Chief Executive Officer	2009
Ramiro Alfonsín B	Assistant Chief Executive Officer	2013
Paulo Jorge Domínguez D	Regional Manager of Electricity Production	2013
Sebastián Fernández C	Energy Planning Officer	2008
Fernando Gardeweg R	Chief Financial Officer	2012
Juan Fernando La Fuente V	Planning & Control Officer	2013
María Francisca Moya M	Communications Officer	2011
Federico Polemann	Human Resources Officer	2013
Fernando Prieto P	Engineering, Projects and Research & Development Officer	2013
Luis Ignacio Quiñones S	General Counsel	2013
José Venegas M	Trading & Marketing Officer	2001

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Joaquín Galindo V. became CEO in November 2009. From 1983 to 1996, he held several positions in Sevillana de Electricidad, an Endesa Spain subsidiary, where he was Director of the Thermal Plants of Bahía de Algeciras. In 1998, he became Director of Systems Production of the Islands outside the Iberian Peninsula and Generation Planning for Endesa Spain Generation. Between 2001 and 2004, he was Director of Production and Engineering for Endesa Italia S.p.A. and Counselor of the Centro Sperimentale Elettrotecnico Italiano (CESI) S.p.A. From 2004 to 2006, he was Counselor-General Director of the Société Nationale d´Électricité et de Thermique S.A, in Paris and Counselor of the Thermal Production Society of Bialystok (Poland). Between 2006 and 2008, he served as Counselor-General Director of Endesa Italia S.p.A. He was also a member of the board of Endesa Europe between 2004 and 2008. Mr. Galindo holds a degree in electrical industrial engineering from Universidad de Sevilla (Spain), a degree in economics and business administration and an M.B.A. from the Universidad Comercial de Deusto (Spain).

Ramiro Alfonsín B. was appointed Assistant Chief Executive Officer in April 2013. He joined the Endesa Spain group in June 2000 working at Endesa Net Factory as Manager of Investments and Venture Capital and later as Planning and Control Manager. From 2004, he worked at Endesa Italy as Assistant of Planning and Investment and in Endesa Europe as Assistant Director of Investment and Corporate Relations. From 2007 to March 2013 he held the position of Regional Manager of Planning and Control of Enersis. Before joining the Endesa Spain group, he worked as a Senior Financial Advisor at Banco Urquijo KBL group, at Alcatel in the Management of Corporate Development and Institutional Relations, and as an Associate in Corporate Banking at ABN AMRO Bank N.V. Currently, Mr. Alfonsín is Director of several subsidiaries of Endesa Chile in Chile, Argentina, and Brazil. Mr. Alfonsín has a degree in business administration from the Pontificia Universidad Católica Argentina.

Paulo Jorge Domínguez D. was appointed Regional Manager of Electricity Production in November 2013. He has been working in the power sector for 23 years, with a decade of work in power plants, where he became Head of Maintenance after having held various roles including installation and commissioning. He joined the Enel group in 2000, where he served successively as Head of Maintenance (2000-2002), Head of Asset Management (2003-2006) and Head of Technical Services of Generation for Spain and Portugal (2007-2013). He was Joint Counselor of an Enel group company (2004-2005) and participated in several international projects for the acquisition and divestment of assets as well as integration. He has been member of several international organizations. Mr. Domínguez has several papers published in specialty journals; he co-authored two books and has three international awards. Mr. Domínguez holds a degree in mechanical engineering from the Instituto Superior Técnico (Lisboa) and has a graduate degree from the Harvard Business School (2012) as well as the degree of specialist in industrial maintenance from the Colegio de Ingenieros de Portugal.

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

Fernando Gardeweg R. became Chief Financial Officer in September 2012. He joined the Enersis group in 1992. Mr. Gardeweg has served primarily in development and finance positions in the group. He was Enersis’ National Finance Director from June 2002 to August 2012. Mr. Gardeweg holds a degree in economics from the Universidad de Chile.

Juan Fernando La Fuente V. was appointed Planning and Control Manager in June 2013. In 1997 he worked in Chilectra in the commercial and Service Quality areas, and a year later he joined Endesa Chile, as International Planning Assistant Manager. He was later appointed to the position of Head of Energy Management, after which, between 2006 and 2008 he worked in Endesa Latin-America, in energy management and environmental regulation positions. In 2010, he took over as Enersis’ Investment Control Deputy Manager, with a main focus on new generation projects. Mr. La Fuente holds a degree in electrical civil engineering from the Universidad de Chile.

Francisca Moya M. became Communications Officer in September 2011. In May 2002, she began her career as a journalist in Enersis’ Communications Department. After two years she became Head of Internal Communications in Endesa Chile. From 2005 to 2009, she worked in Endesa Spain’s Internal Communications Area. In 2009, she was appointed to the position of Head of Strategic Planning in Communications in Endesa Chile. In May 2010, she became Communications Deputy Officer. Mrs. Moya holds a degree in journalism from Universidad de Santiago de Chile and a certificate in management and project evaluation from Universidad de Chile. Mrs. Moya left the Company on February 28, 2014.

Federico Polemann was appointed Human Resources Manager in July 2013. His professional career began with various roles in the Human Resources area at Citibank N.A., after which he joined the Enersis group in September 2003 as Senior Analyst of Human Resource Development at Endesa Costanera. Then he took the responsibility of Head of Development and Labor Relations in Argentine Generation and was Managing Director of Personnel for Argentina. Mr. Polemann holds a degree in business administration from the Universidad de Buenos Aires and a masters in strategic human resource planning from the Universidad de San Andrés (Argentina).

Fernando Prieto P. became Engineering, Projects and Research & Development Officer in March 2013. Mr. Prieto joined the Endesa group in 1999, where he worked in Project Development until 2005, mostly in generation projects. From 2006 until 2008, he served as Project Management Deputy Director in the Engineering and R&D Area. Since 2008, he has served as Project Management and Construction Officer at Endesa Spain. Mr. Prieto holds a degree in industrial engineering energy technologies from Universidad Politécnica de Madrid (Spain), and in 2009 he attended the general management program from IESE Business School, in Madrid (Spain).

Luis Ignacio Quiñones S. became General Counsel in November 2013. In 1989, he began his career as in-house lawyer for Chilectra until 1994. Between 1994 and 1996 he was in-house lawyer for Ingeniería y Construcción Sigdo Koppers S.A. Between 1996 and 2004 he worked as an in-house lawyer for Placer Dome Latin America and then as Legal Advisor for its affiliate company, Compañía Minera Zaldívar. Between 2004 and 2005 he was Head of the Legal area in Gasoducto del Pacífico S.A. Between 2005 and 2013, he was the General Counsel in Chile for Anglo American Chile Limitada. Mr. Quiñones studied law at Universidad Diego Portales (Chile) and holds the title of lawyer granted by the Supreme Court of Justice in Chile.

José Venegas M. has been the Trading & Marketing Officer since June 2001. Mr. Venegas joined the Company in 1992. He was Director of the CDEC-SIC Economic Load Dispatch Center in 1997 and the Commercial Officer from September 1997 to May 2000. He has also served as Planning and Energy Officer from June 2000 to May 2001. Mr. Venegas holds a degree in industrial civil engineering from the Pontificia Universidad Católica de Chile and an M.B.A. from Universidad Adolfo Ibáñez (Chile).

B.	Compensation.

At the OSM held on April 15, 2013, our shareholders approved the current compensation policy for the Board of Directors. Each director receives fixed compensation of UF 101 per month and a fee of UF 66 for attending meetings of the Board. The Vice Chairman will receive fixed compensation of UF 151.5 per month and a fee of UF 99 for attending meetings of the Board. The Chairman will receive fixed compensation of UF 202 per month and a fee of UF 132 for attending meetings of the Board.

In 2013, the total compensation paid to each of our Directors, including fees for attending Directors’ Committee meetings, was as follows:

	Year ended December 31, 2013
Director	Fixed Compensation	Ordinary Session	Extraordinary Session	Directors’ Committee	Total
	(in thousands of Ch$)
Jorge Rosenblut R	55,732	36,419	6,046	—	98,197
Paolo Bondi (1)	—	—	—	—	—
Francesco Buresti (1)	—	—	—	—	—
Manuel Morán C. (1)	—	—	—	—	—
Alfredo Arahuetes G.	27,866	18,210	3,023	—	49,099
Jaime Bauzá B.	27,866	18,210	3,023	15,451	64,549
Vittorio Corbo L.	27,866	18,210	3,023	—	49,099
Felipe Lamarca C.	27,866	18,210	3,023	15,451	64,549
Enrique Cibié B	27,866	18,210	3,023	15,451	64,549

Total	195,063	127,467	21,161	46,352	390,042

(1)	Messrs. Bondi, Buresti and Morán waived compensation for their positions as Directors.

We do not disclose, to our shareholders or otherwise, information about an individual Executive Officer’s compensation. For the year ended December 31, 2013, the aggregate gross compensation paid or accrued, attributable to fiscal year 2013 (including performance-based bonuses) for our Executive Officers, was

Ch$ 2,072 million. Executive Officers are eligible for variable compensation under a bonus plan. Endesa Chile provides an annual bonus plan for its Executive Officers for meeting company-wide objectives and for their individual contribution to the Company’s results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level. The bonuses paid to executives consist of a certain number of gross monthly salaries.

The amount accrued by the Company in 2013 to provide severance indemnity to its Executive Officers totaled Ch$ 514 million, of which Ch$ 81 million was accrued during 2013. There are no other amounts set aside or accrued to provide for pension, retirement, or similar benefits for our Executive Officers.

All of our Executive Officers have severance indemnity agreements with the Company in the event of voluntary resignation, termination by mutual agreement among the parties, or death. They do not have a right to severance indemnity if their relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 160 of the Chilean Labor Code. All of the Company’s employees are entitled to legal severance pay if terminated due to the needs of the Company, as defined in article 161 of the Chilean Labor Code.

C.	Board Practices.

The Board of Directors as of December 31, 2013 was elected at the OSM of April 26, 2012. For information as to the years in which each director began his service on the board, please see “— A. Directors and Senior Management” above. The members of the Board of Directors do not have service contracts with Endesa Chile or any of its subsidiaries that provide benefits upon termination of service.

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

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors at its meeting held on May 29, 2008, approved the “Manual for the Management of Information of Interest to the Market” (the “Manual”). This document addresses applicable standards regarding the information in connection with transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual was released to the market on May 29, 2008 and is posted on the Company’s website at www.endesa.cl. In February 2010, the Manual was modified in order to comply with the provisions of Law No. 20,382 (Corporate Governance Improvement Law).

The provisions of this Manual shall be applied to the members of our Board, as well as Endesa Chile’s executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

In order to supplement the aforementioned corporate governance regulations, our Board, at its meeting held on June 24, 2010 approved a Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”). The Code of Ethics is structured on the basis of general principles such as impartiality, honesty, integrity and other values of similar importance, which are expected in the behavior criteria detailed in the document. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

At its meeting of March 31, 2011, our Board approved the Penal Risk Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials. The law encourages companies to adopt this model, whose implementation involves compliance with duties of management and supervision. The adoption of this model therefore mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the Penal Risk Prevention Officer, who was appointed by the Board at its meeting held on October 27, 2010. As of December 31, 2013 our Penal Risk Prevention Officer was Alain Rosolino, Internal Audit Officer of Enersis, our controlling company.

On October 27, 2010, our Board approved “GUIDELINES 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001. Application to Endesa Spain and its Group.” Given that Endesa Chile’s ultimate parent company, Enel S.p.A., has to comply with Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, this document, approved by the Board, sets a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities. All of the above is supplementary to the behavioral regulations included in the Code of Ethics and ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation No. 341 which established regulations for the disclosure of information with respect to the standards of corporate governance adopted by publicly held limited liability corporations that must be complied with, and sets the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to the investing public with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include Endesa Chile, and permit entities like stock exchanges to produce their own analyses to help the various market participants to know and evaluate the commitment of companies. The Appendix is divided into the following five sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning of the board,( ii) relations between the company, shareholders and the general public, (iii) the replacement and compensation of senior executives, (iv) the definition, implementation and supervision of the company’s internal control and risk management policies and procedures, and (v) other practices adopted by the company that do not refer to the above matters. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS, no later than March 31 of each year, using as parameters the contents of the Appendix to this regulation. Should the company not have adopted any of them, it must explain its reasons. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information shall also be made available to the public on the company’s web site and the information sent to the stock exchanges. The SVS directed that the first dispatch and publication of the information be made in June 2013 and refer to the period ended March 31, 2013, and Endesa made the dispatch in compliance with the SVS directions.

Compliance with the New York Stock Exchange (“NYSE”) Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE:

Independence and Functions of the Directors’ Committee (Audit Committee)

Under the NYSE corporate governance rules, all members of the audit committee must be independent. We have been subject to this requirement since July 31, 2005. On April 22, 2010, at an Extraordinary Shareholders’ Meeting (“ESM”), the Company’s bylaws were amended and the Audit Committee was merged with the Directors’ Committee. According to the Company’s bylaws, all of the members of this Committee must satisfy the requirements of independence, as stipulated by the NYSE. Also, Chilean law requires that the majority of the Directors’ Committee (at least two out of three members) be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he or she: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the rest of the Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (approximately Ch$ 35 billion as of December 31, 2013) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005 but are not required to comply with Rule 303A.07. Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules, on June 29, 2005, Endesa Chile’s Board of Directors created an Audit Committee, composed of three directors who were also members of the Board. As previously mentioned, this Audit Committee was merged into the Directors’ Committee in April 2010. As required by the Company’s bylaws, the members of Directors’ Committee, composed of three members of the Board, should comply with Chilean law, as well as with the criteria and requirements of independence prescribed by SOX, the SEC and the NYSE. As of December 31, 2013, our Directors’ Committee was composed of three independent directors, all of whom met the independence criteria of Chilean law, SOX, the SEC and the NYSE.

Our Directors’ Committee performs the following functions:

—	review of Financial Statements and the Reports of the external auditors prior to their submission to shareholders’ approval;

—	formulation of proposals to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;

—	review of information related to transactions of the Company with related parties and report the opinion of the Directors’ Committee to the Board of Directors;

—	examination of the compensation framework and plans for managers, executive officers and employees;

—	preparation of an Annual Management Report, including its main recommendations to shareholders;

—	information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

—	oversight of the work of external auditors;

—	review and approval of the annual auditing plan by the external auditors;

—	evaluation of the qualifications, independence and quality of the auditing services;

—	elaboration of policies regarding employment of former members of the external auditing firm;

—	review and discussion of problems or disagreements between management and external auditors regarding the auditing process;

—	establishment of procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

—	any other function mandated to the committee by the bylaws, the Board of Directors or the shareholders of the Company.

As of December 31, 2013, Messrs. Jaime Bauzá, Enrique Cibié and Felipe Lamarca (Chairman) were members of this Committee, all of whom satisfied the independence requirements of the NYSE.

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

In order to comply with the new requirements of Law No. 20,382, which amended the Chilean Companies Act, at the ESM held on April 22, 2010, the shareholders of the Company approved amendments to the Company’s bylaws, including amendments providing for the merger of the Directors’ and Audit Committees. The Directors’ Committee is currently composed of three members that comply with the SOX independence requirements and the NYSE corporate governance rules. The Directors’ Committee includes among its functions the duties previously performed by the Audit Committee.

D.	Employees.

The following table provides the total number of personnel (both permanent and temporary employees) of the Company and its consolidated subsidiaries for the last three fiscal years:

Company	2013	2012	2011
Argentina
Endesa Costanera	481	452	421
El Chocón	48	49	52

Total personnel in Argentina	529	501	473

Chile
Endesa Chile	1,137	1,102	1,077
Pehuenche	3	3	3
Celta	1	1	1
Ingendesa (1)	—	1	3
Túnel El Melón	16	16	16

Total personnel in Chile (2)	1,157	1,123	1,100

Colombia
Emgesa	563	517	498

Total personnel in Colombia	563	517	498

Peru
Edegel	260	263	247

Total personnel in Peru	260	263	247

Total personnel of Endesa Chile and subsidiaries	2,509	2,404	2,318

(1)	Includes employees of Ingendesa’s subsidiary in Brazil. During 2011, Ingendesa employees were transferred to Endesa Chile.
(2)	Through December 31, 2012, our jointly controlled companies GasAtacama and HidroAysén were consolidated on a proportional basis, so for those companies we included personnel accordingly. Since January 1, 2013, jointly controlled companies have been consolidated under the equity method as a result of the application of IFRS 11. For comparative purposes we have subtracted the personnel of those companies from the 2011 and 2012 figures.

The following table provides the total number of temporary employees of the Company and its consolidated subsidiaries for the last three fiscal years:

Company	Average 2013	2013	2012	2011
Argentina
Endesa Costanera	9.1	20	—	55
El Chocón	0.8	3	—	3

Total temporary personnel in Argentina	9.9	23	—	58
Chile
Endesa Chile	111.2	96	75	74
Pehuenche	—	—	—	—
Pangue	—	—	—	—
San Isidro		—	—	—
Celta	—	—	—	—
Túnel El Melón	—	—	—	—

Total temporary personnel in Chile (2)	111.2	96	75	74
Colombia
Emgesa	84.7	87	76	57

Total temporary personnel in Colombia	84.7	87	76	57
Peru
Edegel	25.9	22	27	17

Total temporary personnel in Peru	25.9	22	27	17

Total temporary personnel of Endesa Chile and subsidiaries	231.7	228	178	206

Chile

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable. Under Endesa Chile’s collective bargaining agreements, the Company is obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority. Endesa Chile has four collective bargaining agreements in Chile, which will expire between 2015 and 2017.

Argentina

El Chocón has two collective bargaining agreements, one which expires in December 2016, and another which is still pending. Endesa Costanera has two collective bargaining agreements, which will expire in March 2014.

Colombia

Emgesa has two collective bargaining agreements with two different unions; which will be in force until October and December 2014, respectively.

Peru

Edegel has one collective bargaining agreement that expired in 2013 and is currently in the process of renegotiation.

Our management believes that is has a good relationship with its labor unions.

E.	Share Ownership.

To the best of Management’s knowledge, none of Endesa Chile’s directors or officers own more than 0.1% of the shares of the Company. None of Endesa Chile’s directors or officers have any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in the shares of Endesa Chile. To the best of our knowledge, any share ownership by all of the directors and officers of Endesa Chile, in the aggregate, amounts to significantly less than 10% of outstanding shares.

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Endesa Chile has only one class of capital stock and Enersis, our controlling shareholder, has no different voting rights than Endesa Chile’s other shareholders. As of February 28, 2014 our 8,201,754,580 shares of common stock outstanding were held by 17,143 stockholders of record. There were four record holders in the United States of America, as of such date.

It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States, as the depositary only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As such, we are not able to ascertain the domicile of the final beneficial holders represented by the official ADS record holders in the United States of America. Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

As of February 28, 2014 Enersis owned 60.0% of the shares of Endesa Chile. Chilean private pension funds, “Administradoras de Fondos de Pensiones,” or AFPs, owned 14.9% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 14.9% of our equity. ADS holders owned 3.4% of the equity. The remaining 6.8% was held by 16,966 minority shareholders.

The following table sets forth information concerning ownership of our common stock as of February 28, 2014, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding

Enersis	4,919,488,794	60.0%

Enersis is a company primarily engaged, through its subsidiaries and related companies, in the generation and distribution of electricity in Chile, Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil. Enersis is controlled by Endesa Spain, one of the largest Spanish electricity companies, which beneficially owns 60.6% of Enersis’ outstanding capital stock.

Since June 25, 2009, Enel has been the ultimate controlling shareholder of Endesa Chile by virtue of its 92.1% shareholding in Endesa Spain. Enel publicly trades on the Milan Stock Exchange, is headquartered in Italy and is primarily engaged in the energy sector, with a presence in 40 countries worldwide, and approximately 99 GW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

B.	Related Party Transactions.

Article 146 of Law 18,046 (the “Chilean Companies Act”) defines related-party transactions as all operations involving the company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement and approval of the transaction by the board (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

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

It is the Endesa Group’s policy that all cash inflows and outflows of Endesa Chile and Endesa Chile’s Chilean subsidiaries are managed through a centralized cash management policy in coordination with Enersis. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These operations are carried out through either short-term loans or through structured inter-company loans. These operations are carried out through either short-term or structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s length basis. Our centralized cash management is efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Directors’ Committee. As of December 31, 2013, these operations were priced at TIP (a Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these inter-company transactions are permitted, but they have adverse tax consequences. Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries.

Endesa Chile has made structured loans to its related parties in Chile, primarily to finance projects. As of December 31, 2013, the outstanding net balance for such loans was US$ 28.2 million, at an interest rate of 3.5% per annum. The largest amounts outstanding during 2013 and 2012 were US$ 28,2 million and US$ 38,5 million, respectively.

During the two-year period ended December 31, 2013, Endesa Chile granted only one loan to a foreign subsidiary, Endesa Costanera, at a spread of 6.0% over LIBOR. This loan ended in November 2013, because it was contributed to Endesa Costanera in connection with its capital increase. The largest amount outstanding during 2013 and 2012 for such loan was US$ 7.1 million.

During 2013, Endesa Chile obtained two structured loans from Enersis, primarily to finance projects. As of December 31, 2013, the outstanding net balance for such loans was Ch$ 196 billion composed of a Ch$ 67 billion loan with a fixed interest rate of 6.36% of which Ch$ 31.5 billion was repaid in January 2014 and Ch$ 35.5 billion was repaid in March 2014, and a second loan for Ch$ 127 billion at fixed interest rate of 5.99%, also repaid in March 2014.

As of the date of this Report, the abovementioned transactions have not experienced material changes. For more information regarding transactions with related parties, refer to Note 8 to our Consolidated Financial Statements.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.     Financial Information

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our Consolidated Financial Statements.

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2013 on the status of the material pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 32.3 to our Consolidated Financial Statements. In 2009, the Company adopted IFRS, and in relation to the legal proceedings reported in the Notes to the Consolidated Financial Statements, the Company decided to use the criteria of disclosing lawsuits above a minimum threshold of US$ 15 million of potential impact to Endesa Chile, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. As agreed at a meeting held on February 27, 2014, the Board of Directors will propose to the OSM that is expected to be held on April 22, 2014, the payment of a definitive dividend of Ch$ 17.698562 per share for fiscal year 2013, equal to a payout ratio of 50% (based on annual net income before negative goodwill amortization). The provisional dividend of Ch$ 3.87772 per share paid on January 31, 2014, will be deducted from the definitive dividend to be paid on May 15, 2014.

The Board of Directors also approved a dividend policy for fiscal year 2014 according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2014. The Board of Directors will propose a definitive dividend payout equal to 50% of the annual net income for fiscal year 2014. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on actual 2014 net income. The proposed dividend policy is subject to the Board of Director’s prerogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

Currently, there are no restrictions on the ability of Endesa Chile or any of its subsidiaries to pay dividends, other than certain legal restriction of limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances under the conditions of certain credit agreements, including that Endesa Costanera and El Chocón may not pay dividends unless they comply with certain financial covenants. In general terms, companies may not pay dividends in case of default on credit agreements. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Endesa Chile debt instruments).

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

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 30 shares of common stock) in U.S. dollars. See “Item 10. Additional Information — D. Exchange Controls.”

	Dividends distributed (1)
Year	Nominal Ch$ per Share	US$ per ADS (2)
2013	14.29	0.82
2012	27.24	1.70
2011	32.53	1.88
2010	17.53	1.12
2009	25.25	1.49

(1)	This chart details dividends paid in any given year and not the dividends accrued in that year. These dividends may have been accrued during the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.
(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate for December 31 of each year. One ADS = 30 shares of common stock.

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

The table below shows, for the periods indicated, high and low prices in Chilean pesos on the Santiago Stock Exchange and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE.

	Santiago Stock Exchange (1)		U.S. Stock Exchanges (2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low

2014	800.00	698.09	44.43	37.63
March	796.70	738.50	43.59	38.73
February	779.00	700.10	42.75	37.63
January	800.00	698.09	44.43	37.77

2013	854.00	663.04	54.02	38.26
December	798.00	760.00	45.11	42.50
November	795.00	746.85	46.14	42.79
October	785.00	702.70	47.67	41.64
September	759.90	677.84	45.58	39.73
4th Quarter	798.00	702.70	47.67	41.64
3rd Quarter	775.60	663.04	45.58	38.26
2nd Quarter	854.00	685.00	54.02	40.11
1st Quarter	839.99	767.25	53.43	48.76

2012	899.00	710.00	55.96	44.05
4th Quarter	785.00	710.00	49.89	44.53
3rd Quarter	888.90	747.90	54.31	47.43
2nd Quarter	899.00	790.90	55.96	46.50
1st Quarter	884.90	740.00	54.91	44.05

2011	908.00	700.01	58.23	39.28

2010	948.00	774.00	58.42	42.47

2009	905.00	708.00	52.30	33.28

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSENET. Endesa Chile’s ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 30 shares of common stock.

On the last trading day in 2013, the common stock closed at Ch$ 782.77 per share on the Santiago Stock Exchange and the ADS closed at US$ 44.58 on the NYSE.

On March 31, 2014, the common stock closed at Ch$ 792.63 per share on the Santiago Stock Exchange and the ADS closed at US$ 43.18 on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, the Company’s stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 48 shares held by 44 stockholders as of the date of this Report. As of December 31, 2013, 227 companies had shares listed on the Santiago Stock Exchange. For the year ended 2013, the Santiago Stock Exchange accounted for 86.1% of Endesa Chile’s total equity traded in Chile and amounted to 1,246,414,650 shares. In addition, approximately 13.7% of Endesa Chile’s equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.2% was traded on the Valparaíso Stock Exchange.

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

There are two share price indexes on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 (Ch$ 231 million as of December 31, 2013) and a free float of at least 5%. The IPSA is calculated using the prices of the 40 shares with higher amounts traded, on a quarterly basis, with market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Endesa Chile has been included in the IPSA since the beginning of its privatization process in 1987.

Shares of our common stock have traded in the United States in the form of ADSs on the New York Stock Exchange (“NYSE”) since 1994 under the ticker symbol “EOC”. Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (ADRs). The ADRs are outstanding under the Amended and Restated Deposit Agreement dated as of September 30, 2010, among us, Citibank, N.A. as Depositary, and the holders and beneficial owners from time to time of ADRs issued thereunder. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of March 31, 2014, ADRs evidencing 9,401,747 ADSs (equivalent to 282,052,410 shares of common stock) were outstanding, representing 3.45% of the total number of outstanding shares. It is not practicable for the Company to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading of our shares on the NYSE and other exchanges during 2013 amounted to approximately 770 million ADSs, which in turn was equivalent to US$ 1,189 million.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist brokers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution, or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”) to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

Shares of Endesa Chile were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (“Latibex”) as of December 2001, under the ticker symbol “XEOC”. Until April 2011, a trading unit represented 30 shares of common stock (the same unit conversion of 30:1 as an ADS), but since May 2011 the equivalence changed to a 1:1 ratio. Santander Investment S.A. acts as the liaison entity, and Banco Santander-Chile as the Depositary Bank in Chile. Trading of our shares on the Latibex during 2013 amounted to approximately 2.3 million units, which in turn was equivalent to € 2.51 million. The stock closed at € 1.02 on the last 2013 trading day.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2013:

	Endesa Chile
	Number of common shares	Percent
Market
Chile (1)	1,448,191,935	65.2%
United States (One ADS = 30 common shares) (2)	770,439,360	34.7%
Spain (3)	2,258,629	0.1%

Total	2,220,889,924	100.0%

(1)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(2)	Includes the New York Stock Exchange and over-the-counter trading.
(3)	Latibex.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item 10. Additional	Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our bylaws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws, which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, and by Law 18,046 (the Chilean Companies Act). In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the board of directors, managers, officers and principal executives of the company, or shareholders that individually own shares with book value or stock value higher that UF 5,000 (Ch$ 116 million as of December 31, 2013) do not have the option to bring the procedure to the courts.

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

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The chief executive officer or the person replacing him will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes (by two thirds of the voting shares) a reduction of the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

As of December 31, 2013, the subscribed and fully paid capital of the Company totaled Ch$ 1,332 billion and consisted of 8,201,754,580 shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. The last OSM was held on April 15, 2013. An ESM may be called by the board of directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights or by the SVS. To convene an OSM, or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

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

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on the Company’s website. In the case of an OSM, the annual report of the Company’s, activities which includes audited financial statements, must also be made available to shareholders and published on the Company’s website at: www.endesa.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with article 136 of the Chilean Companies Regulation (“Reglamento de Sociedades Anónimas”), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

—	make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30 days after its ending;

—	make comments and proposals on matters that the board submits for the knowledge or voting of the shareholders. The board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10 days prior to the date of dispatch of the information by the company. The shareholders should present their comments and proposals to the company, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be. The observations referred to in this Article may be made separately by each shareholder holding 10% or more of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

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

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer Fire Department.

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

Title XII companies are required to have bylaws that limit the ownership of any shareholder to a specified maximum percentage, bylaws that require that certain actions be taken only at a meeting of the shareholders and bylaws that give the shareholders the right to approve certain investment and financing policies.

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

In connection with our initial public offering of ADS in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank of Chile and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (“Chapter XXVI”), which governed the issuance of ADS by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADS could be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments needed to be remitted through the Formal Exchange Market.

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

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of shares and ADSs and, to the extent any are issued, rights and ADS rights. The summary that follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and rights or ADS rights, if any, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

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

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend Withholding Tax Rate	=	(Withholding tax rate) - (Chilean corporate income tax rate)
1 - (Chilean corporate income tax rate)

Using the prevailing rates, the Effective Dividend Withholding Rate is

35%-20%) / (100%-20%) = 18.75%

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

Taxation of Rights and ADS Rights

For Chilean tax purposes and to the extent we have outstanding ADS rights, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a nontaxable event. In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

Any gain on the sale, exchange or transfer of any ADS rights by a foreign holder is not subject to taxes in Chile.

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

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning and disposing of ADS rights, rights, shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

—	certain financial institutions;

—	insurance companies;

—	dealers and traders in securities who use a mark-to-market method of tax accounting;

—	persons holding shares or ADSs as part of a “straddle”, integrated transaction or similar transaction;

—	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

—	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

—	persons liable for the alternative minimum tax;

—	tax-exempt organizations;

—	persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

—	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

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

You are a “U.S. Holder” for purposes of this discussion if you are a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

—	a citizen or individual resident of the United States; or

—	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

If a beneficial owner is a U.S. Holder, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to the beneficial owner that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. Beneficial owners should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of the beneficial owner’s, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult the beneficial owner’s tax advisor regarding the availability of foreign tax credits in the beneficial owner’s particular circumstances. Instead of claiming a credit, a beneficial owner may, at the beneficial owner’s election, deduct such Chilean taxes in computing the beneficial owner’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs”. If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against the beneficial owner’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2013 taxable year and do not expect to be or become one for our 2014 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for 2013 or for any prior or future taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the beneficial owner is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that the beneficial owner is not subject to backup withholding.

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability and may entitle the beneficial owner to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions. A beneficial owner should consult such beneficial owner’s own tax advisor regarding the possible application of this legislation in the beneficial owner’s particular circumstances.

Beneficial owners should consult their tax advisors with respect to the particular consequences to them of receiving, owning or disposing of shares or ADSs.

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

We are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. Natural gas is used in some of our power plants in South America. We seek to ensure our supply of this fuel by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2013, 2012 and 2011 and, we did not hold any contracts classified as either derivative financial instruments, financial instruments, or derivative commodity instruments related to natural gas.

In the countries where we operate using coal and diesel oil, the dispatch mechanism allows the thermal power plants to cover their operational costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to the sale contract prices according to indexing formulas but only to the degree that this is possible in our different markets. Because of the drought in Chile and price volatility of coal and petroleum, the Company decided to hedge this risk with commodity instruments available in international markets. During 2013, we entered into contracts classified as derivative commodity instruments related to coal (25,000 tons) and to petroleum (107,000 barrels), both deals for the period between January and December 2013. As of December 31, 2013 and 2012 we did not hold any contracts classified as either derivative financial instruments, financial instruments, or derivative commodity instruments related either to coal or to diesel oil.

Additionally, through adequate commercial risk mitigation policies and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2013, we did not hold electricity price-sensitive instruments.

The Company is continually analyzing ways to hedge commodity price risk, like adjusting commodity indexed price formulas for new PPAs according to our exposition and/or analyzing ways to mitigate risk through hydrological insurance in dry years.

Interest Rate and Foreign Currency Risk

The recorded values of our debt as of December 31, 2013, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
	(in millions of Ch$)
Fixed Rate	194,115	—	—	—	—	—	194,115	194,115
Ch$ /UF
Weighted average interest rate	6.2%	—	—	—	—	—	6.2%	—
US$	83,080	110,386	11,846	1,442	6,782	192,049	405,585	507,935
Weighted average interest rate	7.3%	8.9%	6.2%	6.5%	6.3%	7.9%	8.0%	—
Other currencies (2)	51,568	—	—	—	—	209,979	261,548	355,705
Weighted average interest rate	11.7%	—	—	—	—	10.0%	10.3%	—
Total fixed rate	328,764	110,386	11,846	1,442	6,782	402,028	861,248	1,057,755
Weighted average interest rate	7.4%	8.9%	6.2%	6.5%	6.3%	9.0%	8.3%	—

Variable rate
Ch$ /UF	7,541	7,756	6,420	4,848	4,848	282,698	314,113	390,101
Weighted average interest rate	10.1%	10.2%	9.5%	8.3%	8.3%	7.0%	7.2%	—
US$	125,620	17,281	20,913	26,060	13,173	—	203,047	202,777
Weighted average interest rate	2.5%	3.3%	2.9%	2.7%	3.9%	—	2.7%	—
Other currencies (2)	18,892	74,847	10,067	57,357	70,481	428,403	660,047	739,563
Weighted average interest rate	11.6%	8.4%	16.9%	6.4%	7.6%	6.4%	7.1%	—
Total variable rate	152,054	99,884	37,400	88,266	88,502	711,101	1,177,206	1,332,441
Weighted average interest rate	4.0%	7.6%	7.8%	5.5%	7.1%	6.6%	6.4%	—
	480,817	210,270	49,246	89,708	95,284	1,113,130	2,038,454	2,390,196

(1)	As of December 31, 2013, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian nuevo sol.

The recorded values of our debt as of December 31, 2012, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
	(in millions of Ch$)
Fixed Rate	0.27	—	—	—	—	—	0.27	—
Ch$ /UF
Weighted average interest rate	6.7%	—	—	—	—	—	6.7%	—

US$	267,941	6,543	100,991	10,838	1,319	181,908	569,540	721,377
Weighted average interest rate	8.2%	8.3%	8.8%	6.5%	6.3%	7.7%	8.1%	—

Other currencies (2)	36,475	39,232	—	—	—	2.9,394	285,101	289,627
Weighted average interest rate	13.1%	8.4%	—	—	—	10.0%	10.2%	—

Total fixed rate	3.4,417	45,774	100,991	10,838	1,319	391,302	854,641	1,011,005
Weighted average interest rate	8.8%	8.4%	8.8%	6.5%	6.3%	8.9%	8.8%	—

Variable rate
Ch$ /UF	117,474	7,389	7,600	6,291	4,751	281,763	425,268	335,265
Weighted average interest rate	7.6%	9.4%	9.4%	9.2%	8.8%	7.5%	7.7%	—

US$	20,581	110,440	15,810	19,133	23,842	12,052	201,859	201,859
Weighted average interest rate	64%	2.3%	3.6%	3.3%	3.1%	4.4%	3.1%	—

Other currencies (2)	14,368	24,425	80,849	11,038	57,182	327,443	515,305	569,770
Weighted average interest rate	20.0%	12.2%	8.3%	9.2%	8.1%	7.9%	8.6%	—

Total variable rate	152,423	142,254	104,259	36,462	85,775	621,259	1,142,432	1,106,893
Weighted average interest rate	9.5%	6.6%	7.8%	6.9%	7.0%	7.7%	6.9%	—
	456,839	188,029	205,250	47,300	87,095	1,0212,560	1,997,073	2,117,898

(1)	As of December 31, 2012, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian nuevo sol.

Interest Rate Risk

At December 31, 2013 and 2012, 29% and 26%, respectively, of our outstanding net debt obligations were subject to floating interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2013, the recorded values for financial accounting purposes and the corresponding fair values of the instruments that hedge our interest rate risk exposure were as follows:

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)
Variable to fixed rates	104,922	—	—	28,300	—	—	133,222	2,101
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	104,922	—	—	28,300	—	—	133,222	2,101

(1)	Calculated based on the Observed Exchange Rate for December 31, 2013, which was Ch$ 524.61 for US$ 1.00.
(2)	Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2012, the recorded values for financial accounting purposes and the corresponding fair values of the instruments that hedge for our interest rate risk exposure were as follows:

	Expected Maturity Date
As of December 31,	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
Variable to fixed rates	1,728	95,992	—	—	—	29,462	127,181	4,670
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	1,728	95,992	—	—	—	29,462	127,181	4,670

(1)	Calculated based on the Observed Exchange Rate for December 31, 2012, which was Ch$ 479.96 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

We are exposed to foreign currency risk arising from debt denominated in U.S. dollars, Chilean pesos, and in other currencies. Some of our subsidiaries have a natural hedge between their revenues and the currency of their debt. For example, in the case of our subsidiaries in Colombia, their revenues as well as their debts are linked to the Colombian peso. In other cases, we do not have this natural hedge and therefore we try to manage this exposure with currency derivatives, such as U.S. dollar/UF exchange and U.S. dollar/local currency derivatives. However, this is not always possible because of market conditions. For example, that is the case of Endesa Costanera in Argentina, with revenues linked to the Argentine peso and a substantial part of its debt denominated in U.S. dollars, with no reasonable possibility of hedging this debt. Our corporate currency risk policy has been in effect since 2004. This policy takes the level of operating income of each country that is indexed to the U.S. dollar and seeks to hedge income with liabilities denominated in the same currency.

As of December 31, 2013, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk are as follows:

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
UF to US$	207,560	—	—	—	—	—	207,560	20,865
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	25,619	—	—	—	—	—	25,619	362
US$ to other currencies (3)	—	—	—	—	—	—	—	—
Other currencies to US$ (4)	4,605	—	—	—	—	—	4,605	121

Total	237,784	—	—	—	—	—	237,784	21,348

(1)	Calculated based on the Observed Exchange Rate for December 31, 2013, which was Ch$ 524.61 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Other currencies include Brazilian reais.
(4)	Include a Peruvian soles-US$ hedge of Edegel (Chinango).

By comparison, as of December 31, 2012 the recorded values for financial accounting purposes and the corresponding fair values of the instruments that hedge for our interest rate risk was as follows:

	Expected Maturity Date
As of December 31,	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
UF to US$	—	189,894	—	—	—	—	189,894	28,634
US$ to Ch$/UF	—	—	—	—	—	—	—	—
US$ to other currencies(3)	—	—	—	—	—	—	—	—
Other currencies to US$ (4)	—	4,213	—	—	—	—	4,213	578

Total	—	194,107	—	—	—	—	194,107	29,212

(1)	Calculated based on the Observed Exchange Rate for December 31, 2012, which was Ch$ 479.96 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	Currencies include Brazilian Reais.
(4)	Include a Peruvian soles-US$ hedge of Edegel (Chinango).

(d).	Safe Harbor

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

Item 12.   Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

The Company’s ADS program is administered by Citibank, N.A., as depositary. Under the terms of the deposit agreement, an ADS holder may have to pay the following service fees to the depositary:

Service Fees	Fees
(1) Issuance of ADS upon deposit of shares	Up to US$ 5.00 per 100 ADS (or fraction thereof) issued

(2) Delivery of deposited securities against surrender of ADS	Up to US$ 5.00 per 100 ADS (or fraction thereof) surrendered

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin—off of shares)	Up to US$ 5.00 per 100 ADS (or fraction thereof) held

(6) Depositary services	Up to US$ 5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the Depositary

Depositary Payments for Fiscal Year 2013

The depositary has agreed to reimburse certain expenses incurred by the Company in connection with the Company’s ADS program. In 2013, the depositary reimbursed expenses related to investor relations’ activities for a total amount of US$ 251,724 (after applicable US taxes).

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

E.	Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures

(a)	Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a) -15 (e) and 15 (d) -15 (e) under the Exchange Act) for the year ended December 31, 2013.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2013. The assessment was based on criteria established in “Internal Control — Integrated Framework

(1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, Endesa Chile’s management has concluded that as of December 31, 2013, the Company’s internal control over financial reporting was effective.

(c)	Attestation Report

KPMG Auditores Consultores Ltda., the independent registered public accounting firm that has audited our consolidated financial statements and has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013. This attestation report appears on page F-3.

(d)	Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.    Reserved

Item 16A. Audit Committee Financial Expert

As of December 31, 2013, the Directors’ Committee’s (which performs the functions of the Audit Committee) financial expert was Mr. Enrique Cibié, as determined by the Board of Directors. Mr. Cibié is an independent member of the Directors’ Committee, pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B. Code of Ethics

The standards of ethical conduct at Endesa Chile are governed by means of five corporate rulings or policies: the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

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

The Manual, adopted by Endesa Chile’s Board of Directors in May 2008 and amended in February 2010, addresses the following issues: applicable standards and blackout periods in connection with the transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; mechanisms for the continuous release of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the above mentioned corporate governance rules, the Board of the Company approved the Code of Ethics and the ZTAC Plan in its meeting held on June 24, 2010. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribery, preferential treatment, and other similar acts.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(562) 2630-9847

During fiscal year 2013, there have been no amendments to any provisions of the abovementioned documents. No waivers from any provisions of the Charter Governing Executives, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2013.

Item 16C. Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, KPMG Auditores Consultores Ltda., as well as the other member firms of KPMG and their respective affiliates, by type of service rendered for the periods indicated.

Services Rendered	2013	2012
	(in millions of Ch $)
Audit fees (1)	593.51	603.36
Audit-related fees	—	—
Tax fees	—	7.06
All other fees	—	—

Total	593.51	610.42

(1)	Audit fees decreased in 2013, mainly due to a smaller scope of reviews than in 2012, as a result of the mergers of some of our subsidiaries.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

All of the fees disclosed under audit related fees and all other fees were pre-approved by the Directors’ Committee.

Directors’ Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint such subsidiaries’ external auditors.

The Directors’ Committee (which performs the functions of the Audit Committee), acting through the CFO, manages appointment proposals, reviews engagement letters, negotiates fees, ensures quality control in respect of the services provided, reviews and controls independence issues, and other related matters.

The Directors’ Committee has a pre-approval policy regarding the contracting of Endesa Chile’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Endesa Chile.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the CFO, are submitted to the Directors’ Committee for approval or rejection.

The pre-approval policy established by the Directors’ Committee for non-audit services and audit-related fees is as follows:

—	The business unit that has requested the service and the audit firm expected to perform the service must request that the CFO review the nature of the service to be provided.

—	The CFO then analyzes the request and requires the selected audit firm to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

—	Finally, the proposal is submitted to the Directors’ Committee for approval or denial.

The Directors’ Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described in SEC release number 34-53677, File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services).

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither Endesa Chile nor any affiliated purchaser acquired any shares of Endesa Chile during 2013.

Item 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2013 and 2012 and through the date of this Report, the principal independent accountant engaged to audit our financial statements, KPMG Auditores Consultores Ltda., has not resigned, or indicated that it has declined to stand for re-election after the completion of its current audit, or been dismissed.

Item 16G. Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, please see “Item  6. Directors, Senior Management and Employees — C. Board Practices.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.      Financial Statements

None.

Item 18.      Financial Statements

Endesa Chile and Subsidiaries

Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Item 19.      Exhibits

Exhibit	Description

1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.(*)

8.1	List of Subsidiaries as of December 31, 2013.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

(*)	Incorporated by reference to Endesa Chile’s Form 20-F for the year ended December 31, 2009.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Endesa Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual Report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:
Name:	Joaquín Galindo V.

Title:	Chief Executive Officer

Date:

Endesa Chile and Subsidiaries

Audited Consolidated Financial Statements as of December 31, 2013, December 31, 2012 and January 1, 2012 and for each of the three years in the period ended December 31, 2013 together with the Report of Independent Registered Public Accounting Firms

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2013, 2012 and January 1, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 36.12 percent, 33.54 percent and 31.22 percent, of the Company’s consolidated total asset position as of December 31, 2013, 2012 and January 1, 2012, respectively, and total revenues constituting 36.26 percent, 38.27 percent and 39.3 percent of the Company’s consolidated revenues for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, we did not audit the financial statements of Endesa Brasil S.A. The Company’s investment in Endesa Brasil S.A. at December 31, 2013, 2012 and January 1, 2012 was ThCh$ 543,713,349, ThCh$ 574,168,681 and ThCh$ 569,012,759 as of December 31, 2013,2012 and January 1, 2012, respectively, and its equity earning was ThCh$94,402,624, ThCh$107,503,620 and ThCh$115,355,267 for the years ended December 31, 2013, 2012 and 2011, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2013, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

© 2014 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

As indicated in Note 2.2 a) to the consolidated financial statements, starting from January 1, 2013 and due to the application of International Financial Reporting Standards (IFRS) 11 “Joint Arrangements,” the Company changed its valuation method of investments which business are jointly controlled. As required by this standard, the consolidated statements of financial position as of December 31, 2012 and January 1, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2012 and 2011, and their related notes to the financial statements, were retrospectively restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2014, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
March 27, 2014

© 2014 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

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

© 2014 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa-Chile and subsidiaries as of December 31, 2013 and 2012 and January 1, 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of years in the three-year period ended December 31, 2013, and our report dated March 27, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
March 27, 2014

© 2014 KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the accompanying consolidated balance sheet of Emgesa S.A. E.S.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emgesa S.A. E.S.P. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting policies generally accepted in Colombia.

/S/ ERNST & YOUNG Audit S.A.S.

Ernst & Young

Bogotá, Colombia

February 17, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the accompanying consolidated balance sheet of Emgesa S.A. E.S.P. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emgesa S.A. E.S.P. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting policies generally accepted in Colombia.

/S/ ERNST & YOUNG Audit Ltda.

Ernst & Young

Bogotá, Colombia

February 11, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Buenos Aires City, Argentine Republic.

February 28, 2014

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

February 28, 2013

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

We have audited the accompanying consolidated statements of financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Brasil S.A. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Márcio F. Ostwald

Márcio F. Ostwald
Partner

Rio de Janeiro, RJ - Brazil
March 25, 2014

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

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Brasil S.A. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards.

ERNST & YOUNG TERCO
Auditores Independentes S.S.

/s/ Márcio F. Ostwald

Márcio F. Ostwald
Partner

Rio de Janeiro, RJ - Brazil
March 19, 2013

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position, Classified

At December 31, 2013, December 31, 2012, and January 1, 2012

(In Thousands of Chilean pesos)

ASSETS		31-12-2013	12/31/2012 (*)	1/12012 (*)
	Note		Restated	Restated
		ThCh$	ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents	5	323,807,379	235,677,733	389,768,271
Other current financial assets	6	24,136,478	25,119,785	914,209
Other current non-financial assets		37,265,346	17,342,247	14,307,830
Trade and other current receivables	7	247,762,922	217,682,591	278,790,141
Accounts receivable from related companies	8	131,909,802	75,488,611	103,848,707
Inventories	9	46,155,045	59,362,620	49,276,026
Current tax assets	10	154,394,684	150,680,329	82,053,456

TOTAL CURRENT ASSETS		965,431,656	781,353,916	918,958,640

NON-CURRENT ASSETS
Other non-current financial assets	6	4,060,289	33,304,990	13,492,454
Other non-current non-financial assets		54,998	1,931,475	1,175,332
Non-current receivables	7	131,597,410	146,964,151	151,608,768
Investments accounted for using the equity method	11	760,681,333	755,133,157	732,426,214
Intangible assets other than goodwill	12	56,048,545	55,752,625	45,528,291
Goodwill	13	100,096,198	101,747,086	106,385,017
Property, plant and equipment	14	4,692,288,945	4,515,242,392	4,451,020,122
Deferred tax assets	15	51,865,462	61,801,271	86,152,590

TOTAL NON-CURRENT ASSETS		5.796.693.180	5,671,877,147	5,587,788,788

TOTAL ASSETS		6,762,124,836	6,453,231,063	6,506,747,428

(*) See Note 2.2 a)

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position, Classified

At December 31, 2013, December 31, 2012, and January 1, 2012

(In Thousands of Chilean pesos)

LIABILITIES AND EQUITY		31-12-2013	12/31/2012 (*)	1/12012 (*)
	Note		Restated	Restated
		ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES

Other current financial liabilities	16	353.733.521	406.455.036	294.300.017
Trade and other current payables	19	414.751.007	320.459.388	341.751.089
Accounts payable to related companies	8	312.914.164	215.916.921	137.455.787
Other current provisions	20	44.684.665	38.424.832	36.347.930
Current tax liabilities	10	104.559.351	78.374.028	90.465.240
Other current non-financial liabilities		7.748.727	6.387.423	5.700.771

TOTAL CURRENT LIABILITIES		1.238.391.435	1.066.017.628	906.020.834

NON-CURRENT LIABILITIES

Other non-current financial liabilities	16	1.540.762.609	1.525.651.818	1.728.093.903
Other long-term provisions	20	21.006.807	19.593.979	12.301.639
Deferred tax liabilities	15	305.689.520	320.277.100	321.510.926
Non-current provisions for employee benefits	21	40.868.802	39.672.411	36.041.426
Other non-current non-financial liabilities		27.591.673	47.524.798	61.780.693

NON-CURRENT LIABILITIES		1.935.919.411	1.952.720.106	2.159.728.587

TOTAL LIABILITIES		3.174.310.846	3.018.737.734	3.065.749.421

EQUITY
Issued capital	22	1.331.714.085	1.331.714.085	1.331.714.085
Retained earnings		1.908.211.855	1.709.375.632	1.636.787.540
Share premium	22	206.008.557	206.008.557	206.008.557
Other reserves	22	(793.966.650)	(705.855.875)	(615.972.185)
Equity attributable to shareholders of Endesa		2.651.967.847	2.541.242.399	2.558.537.997

Non-controlling interests		935.846.143	893.250.930	882.460.010

TOTAL EQUITY		3.587.813.990	3.434.493.329	3.440.998.007

TOTAL LIABILITIES AND EQUITY		6.762.124.836	6.453.231.063	6.506.747.428

(*) See Note 2.2 a)

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by type

for the years ended December 31, 2013, 2012, and 2011

(In Thousands of Chilean pesos)

STATEMENTS OF COMPREHENSIVE INCOME Profit (Loss)	Note	2013	2012 (*)	2011 (*)
			Restated	Restated
		ThCh$	ThCh$	ThCh$
Sales	23	1,965,903,869	2,255,145,360	2,267,839,378
Other operating income	23	61,528,111	65,239,964	16,425,409
Revenues		2,027,431,980	2,320,385,324	2,284,264,787

Raw materials and consumables used	24	(830,873,572)	(1,318,479,928)	(1,139,133,019)
Contribution Margin		1,196,558,408	1,001,905,396	1,145,131,768

Other work performed by the entity and capitalized		18,981,922	12,763,186	10,597,856
Employee benefits expenses	25	(123,449,758)	(102,456,232)	(75,915,220)
Depreciation and amortization expense	26	(189,695,339)	(184,567,997)	(170,505,351)
Impairment loss recognized in the period’s profit or loss	26	(6,458,953)	(11,117,362)	(9,472,766)
Other expenses	27	(113,097,401)	(104,111,190)	(133,146,638)
Operating Income		782,838,879	612,415,801	766,689,649

Other gains	28	3,357,139	1,422,458	2,010,780
Financial income	29	18,292,343	14,629,962	28,264,192
Financial costs	29	(142,666,776)	(148,468,667)	(135,257,667)
Share of profit of associates accounted for using the equity method	11	119,347,183	135,012,994	138,855,650
Foreign currency exchange differences	29	(13,756,657)	(12,090,438)	(6,649,911)
Profit (loss) from indexed assets and liabilities	29	1,001,573	(1,066,291)	(5,447,396)

Income before tax		768,413,684	601,855,819	788,465,297
Income tax	30	(204,907,447)	(182,832,956)	(207,329,896)
Net income from continuing operations		563,506,237	419,022,863	581,135,401
Net income from discontinued operations		-	-	-
NET INCOME		563,506,237	419,022,863	581,135,401

Net income attributable to
Shareholders of Endesa		353,926,779	234,335,264	446,874,043
Non-controlling interests	22.6	209,579,458	184,687,599	134,261,358
NET INCOME		563,506,237	419,022,863	581,135,401

Basic earnings per share
Basic earnings per share from continuing operations	Ch$ / share	43.15	28.57	54.49
Basic earnings per share	Ch$ / share	43.15	28.57	54.49

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$ / share	43.15	28.57	54.49
Diluted earnings per share	Ch$ / share	43.15	28.57	54.49

(*) See Note 2.2 a)

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by type

for the years ended December 31, 2013, 2012, and 2011

(In Thousands of Chilean pesos)

STATEMENTS OF COMPREHENSIVE INCOME	Note	2013 ThCh$	2012 (*) Restated ThCh$	2011 (*) Restated ThCh$

Net Income		563,506,237	419,022,863	581,135,401
Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes
Actuarial gains (losses) on defined benefit plans	21	(3,618,423)	(4,355,056)	(3,275,638)

Other comprehensive income that will not be reclassified subsequently to profit or loss		(3,618,423)	(4,355,056)	(3,275,638)
Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation gains (losses)		(18,023,501)	(126,559,182)	148,560,224
Gains (losses) of available-for-sale financial assets		109	581	(55,554)
Gains (losses) from cash flow hedge		(70,970,740)	63,458,260	(73,226,736)
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		(9,985,207)	(11,553,610)	(9,763,590)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method		10,923,982	158,675	(22,722,630)

Other comprehensive income that will be reclassified subsequently to profit or loss		(88,055,357)	(74,495,276)	42,791,714

Other components of other comprehensive income, before taxes		(91,673,780)	(78,850,332)	39,516,076
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		990,340	801,138	537,200

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		990,340	801,138	537,200
Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		14,235,483	(19,893,304)	17,363,818
Income tax related to available-for-sale financial assets		(22)	(235)	9,444

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss		14,235,461	(19,893,539)	17,373,262

Total Other Comprehensive Income		(76,447,979)	(97,942,733)	57,426,538

TOTAL COMPREHENSIVE INCOME		487,058,258	321,080,130	638,561,939
Comprehensive income attributable to
Shareholders of Endesa		279,020,022	143,125,464	425,287,567
Non-controlling interests		208,038,236	177,954,666	213,274,372
TOTAL COMPREHENSIVE INCOME		487,058,258	321,080,130	638,561,939

(*) See Note 2.2 a)

ENDESA CHILE AND SUBSIDIARIES

Statements of Changes in Equity

For the years ended December 31, 2013, December 31, 2012, and December 31, 2011

(In Thousands of Chilean pesos)

Statements of Changes in Equity			Changes in Other Reserves
	Issued Capital	Share Premium	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserves for Gains and Losses for Defined Benefit Plans	Reserves for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other reserves	Retained earnings	Equity Attributable to Shareholders of Endesa	Non- Controlling Interests	Total Equity
Equity at beginning of period 1/1/2013	1,331,714,085	206,008,557	(25,411,914)	47,991,711	-	3,629	(728,439,301)	(705,855,875)	1,709,375,632	2,541,242,399	893,250,930	3,434,493,329
Changes in equity
Comprehensive income
Net income									353,926,779	353,926,779	209.579.458	563.506.237
Other comprehensive income			(20,197,677)	(63,587,701)	(2,045,448)	87	10,923,982	(74,906,757)		(74,906,757)	(1.541.222)	(76.447.979)
Comprehensive income										279,020,022	208.038.236	487.058.258
Dividends									(153,045,108)	(153,045,108)		(153.045.108)
Increase (decrease) through transfers and other changes	-	-	-	-	2,045,448	-	(15,249,466)	(13,204,018)	(2,045,448)	(15,249,466)	(165,443,023)	(180.692.489)
Total changes in equity	-	-	(20,197,677)	(63,587,701)	-	87	(4,325,484)	(88,110,775)	198,836,223	110,725,448	42,595,213	153.320.661
Equity at end of period 12/31/2013	1,331,714,085	206,008,557	(45,609,591)	(15,595,990)	-	3,716	(732,764,785)	(793,966,650)	1,908,211,855	2,651,967,847	935,846,143	3,587,813,990

Statements of Changes in Equity			Changes in Other Reserves
	Issued Capital	Share Premium	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedge	Reserves for Gains and Losses for Defined Benefit Plans	Reserves for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves	Retaomed Earmomgs	Equity Attributable to Shareholders of Endesa	Non/controlling Interests	Total Equity
Equity at beginning of period 1/1/2012	1,331,714,085	206,008,557	93,661,622	17,610,043	-	3,283	(727,247,133)	(615,972,185)	1,636,787,540	2,558,537,997	882,460,010	3,440,998,007
Changes in equity
Comprehensive income
Net income									234,335,264	234,335,264	184.687.599	419.022.863
Other comprehensive income			(119,073,536)	30,381,668	(2,071,797)	346	(446,481)	(91,209,800)		(91,209,800)	(6.732.933)	(97.942.733)
Comprehensive income										143,125,464	177.954.666	321.080.130
Dividends									(159,675,375)	(159,675,375)		(159.675.375)
Increase (decrease) through transfers and other changes	-	-	-	-	2,071,797	-	(745,687)	1,326,110	(2,071,797)	(745,687)	(167,163,746)	(167.909.433)
Total changes in equity	-	-	(119,073,536)	30,381,668	-	346	(1,192,168)	(89,883,690)	72,588,092	(17,295,598)	10,790,920	(6.504.678)
Equity at end of period 12/31/2012 (*) Restated	1,331,714,085	206,008,557	(25,411,914)	47,991,711	-	3,629	(728,439,301)	(705,855,875)	1,709,375,632	2,541,242,399	893,250,930	3,434,493,329

Statements of Changes in Equity			Changes in Other Reserves
	Issued capital	Share Premium	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedge	Reserves for Gains and Losses for Defined Benefit Plans	Reserves for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves	Retaomed Earmomgs	Equity Attributable to Shareholders of Endesa	Non/controlling Interests	Total Equity
Equity at beginning of period 1/1/2011	1,331,714,085	206,008,557	19,847,960	104,200,016	-	49,393	(727,647,609)	(603,550,240)	1,442,314,476	2,376,486,878	728,340,314	3,104,827,192
Changes in equity
Comprehensive income
Net income									446,874,043	446,874,043	134.261.358	581.135.401
Other comprehensive income			73,813,662	(86,589,973)	(8,764,055)	(46,110)	-	(21,586,476)		(21,586,476)	79.013.014	57.426.538
Comprehensive income								-		425,287,567	213.274.372	638.561.939
Dividends								-	(240,773,372)	(240,773,372)		(240.773.372)
Increase (decrease) through transfers and other changes	-	-	-	-	8,764,055	-	400,476	9,164,531	(11,627,607)	(2,463,076)	(59,154,676)	(61.617.752)
Total changes in equity	-	-	73,813,662	(86,589,973)	-	(46,110)	400,476	(12,421,945)	194,473,064	182,051,119	154,119,696	336.170.815
Equity at end of period 12/31/2011 (*) Restated	1,331,714,085	206,008,557	93,661,622	17,610,043	-	3,283	(727,247,133)	(615,972,185)	1,636,787,540	2,558,537,997	882,460,010	3,440,998,007

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statement of Direct Cash Flows

For the years ended December 31, 2013, 2012, and 2011

(In Thousands of Chilean pesos)

		2013	2012 (*)	2011 (*)
Statements of Direct Cash Flow	Note		Restated	Restated
		ThCh$	ThCh$	ThCh$

Cash flow from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services		2,301,874,412	2,499,606,379	2,368,738,929
Collections from premiums and services, annual payments, and other benefits from policies held		74,183,266	5,903,050	16,628,221
Other collections from operating activities		33,887,194	54,355,078	2,378,295
Types of payments
Payments to suppliers for goods and services		(1,265,530,791)	(1,523,776,643)	(1,321,067,912)
Payments to and on behalf of employees		(117,293,888)	(101,337,905)	(67,270,485)
Payments on premiums and services, annual payments, and other obligations from policies held		(5,574,523)	(6,428,460)	(5,064,371)
Other payments for operating activities		(33,439,518)	(39,729,787)	(25,946,895)
Income taxes paid		(166,026,029)	(213,016,120)	(231,950,211)
Other outflows of cash		(114,311,073)	(137,591,721)	(71,911,854)

Net cash flows from operating activities		707,769,050	537,983,871	664,533,717

Cash flows from (used in) investment activities
Cash flows used to obtain control of subsidiaries or other business		(5,084,700)	(7,140,000)	(4,058,192)
Other collections from the sale of equity or debt instruments belonging to other entities		24,340,564	-	-
Other payments to acquire equity or debt instruments from other entities		-	(25,017,177)	-
Loans to related companies		(29,112,042)	(2,000)	(36,828,162)
Proceeds from the sale of property, plant, and equipment		5,462,527	755,445	4,808,823
Purchases of property, plant, and equipment		(292,016,898)	(257,474,634)	(259,673,138)
Purchases of intangible assets		-	(8,535)	(3,935,477)
Payments from future, forward, option, and swap contracts		(753,082)	(2,691,688)	(3,474,792)
Collections from future, forward, option, and swap contracts		14,308,008	2,013,452	4,108,554
Collections from related entities		29,162,747	2,600,730	-
Dividends received		51,167,601	10,898,590	100,121,048
Interest received		17,176,674	7,053,828	6,138,870
Other inflows (outflows) of cash		(397,620)	10,693,352	41,114

Net cash flows used in investment activities		(185,746,221)	(258,318,637)	(192,751,352)

Cash flows from (used in) financing activities
Proceeds from share issuance		11,468,280	-	-
Total proceeds from loans		173,402,389	233,456,449	219,433,669
Proceeds from long-term loans		164,871,359	229,377,002	219,433,669
Proceeds from short-term loans		8,531,030	4,079,447	-
Loans from related companies		692,658,296	210,996,548	53,289,193
Payments on borrowings		(253,224,175)	(253,055,606)	(139,777,444)
Payments on financial lease liabilities		(5,071,087)	(7,522,468)	(8,811,381)
Payments on loans to related companies		(608,822,618)	(100,716,674)	(34,110,125)
Dividends paid		(293,937,897)	(380,332,864)	(368,222,978)
Interest paid		(136,456,892)	(124,326,459)	(107,274,772)
Other outflows of cash		(9,603,719)	(12,497,098)	(14,786,723)

Net cash flows used in financing activities		(429,587,423)	(433,998,172)	(400,260,561)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		92,435,406	(154,332,938)	71,521,804

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(4,305,760)	242,400	14,486,741
Net increase (decrease) in cash and cash equivalents		88,129,646	(154,090,538)	86,008,545
Cash and cash equivalents at beginning of period	5	235,677,733	389,768,271	303,759,726
Cash and cash equivalents at end of period	5	323,807,379	235,677,733	389,768,271

     (*) See Note 2.2 a)

ENDESA CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENDESA S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In thousands of Chilean pesos)

1.    THE GROUP´S ACTIVITIES AND FINANCIAL STATEMENTS

Empresa Nacional de Electricidad S.A. (hereinafter the Parent Company or the Company) and its subsidiaries comprise the Endesa Chile Group (hereinafter Endesa Chile or the Group).

Endesa Chile is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC) and with Spain’s Comisión Nacional del Mercado de Valores. The Company’s shares have been listed on the New York Stock Exchange since 1994 and on the Latibex since 2001

Endesa Chile is a subsidiary of Enersis S.A., a company which, in turn, is a subsidiary of Endesa S.A., a Spanish entity controlled by Enel, S.p.A. (hereinafter Enel).

The Company was initially created by a public deed dated December 1, 1943. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the creation of the company and approved its by-laws. For tax purposes, the Company operates under Chilean tax identification number 91,081,000-6.

As of December 31, 2013, the Group had 2,509 employees. During 2013, the Group averaged a total of 2,497 employees. See Note 33 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of generating, transporting, producing, and distributing electrical energy. Its corporate purpose also includes investing in financial assets, developing projects, carrying out activities in the energy industry and in other fields in which electrical energy is essential, and participating in public civil or hydraulic infrastructure concessions in which it may participate directly or through subsidiaries or associate companies in Chile or abroad.

The Company’s 2012 consolidated financial statements were approved by the Board of Directors at a meeting held on January 30, 2013. The consolidated financial statements were then submitted to the consideration of a General Shareholders Meeting held on April 15, 2013, which gave its final approval of the consolidated financial statements.

These consolidated financial statements are shown in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency with which Endesa Chile operates. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.k.

2.    BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1  Accounting principles

The December 31, 2013 consolidated financial statements of Endesa Chile and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (hereinafter IASB), and approved by its Board of Directors at its meeting held on February 7, 2014.

These consolidated financial statements faithfully reflect the financial position of Endesa Chile as of December 31, 2013, December 31, 2012, and January 1, 2012, as well as the results of operations, the changes in equity, and the cash flows for the years ended December 31, 2013, 2012, and 2011.

These consolidated financial statements voluntarily present the figures for the 2011 fiscal year from the consolidated comprehensive income statement, the consolidated cash flow statement, the statement of changes in consolidated equity, and their notes.

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

2.2  New accounting pronouncements

a)    Accounting pronouncements effective from January 1, 2013:

Standards, Interpretations, and Amendments	Mandatory Application for:

Amendment to IAS 1: Presentation of financial statements

Modifies aspects of the presentation of components of “Other Comprehensive Income.” It requires that these components be grouped under those that will and those that will not subsequently be reclassified as profits and losses.

Annual periods beginning on or after July 1, 2012.

IFRS 10: Consolidated Financial Statements

Establishes clarifications and new parameters for defining control and for the principles of preparing consolidated financial statements. It applies to all entities (including special purpose or structured entities).

Annual periods beginning on or after January 1, 2013.

IFRS 11: Joint Arrangements

Redefines the concept of joint arrangement in order to align it with IFRS 10. It requires that the entities that are party to a joint arrangement determine what type of arrangement is involved (joint operation or joint venture) by assessing their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint ventures.

Annual periods beginning on or after January 1, 2013.

IFRS 12: Disclosures of Interests in Other Companies

Requires certain disclosures that allow for assessing the nature of stakes in other entities and the risks associated with these stakes, as well as the effects of these stakes on the entity’s financial situation, financial performance, and cash flows.

Annual periods beginning on or after January 1, 2013.

IFRS 13: Fair Value Measurement

Establishes, in a single standard, a framework for measuring the fair value of assets and liabilities, and incorporates new concepts and clarifications for such measurement. It also requires information to be disclosed by the entities on the measurements of the fair value of their assets and liabilities.

Annual periods beginning on or after January 1, 2013.

New IAS 27: Separate Financial Statements

The issuance of IFRS 10 eliminated all matters regarding consolidated financial statements from IAS 27, restricting its scope to separate financial statements only.

Annual periods beginning on or after January 1, 2013.

New IAS 28: Investments in Associates and Joint Ventures

Amended by the issuance of IFRS 10 and IFRS 11 for the purpose of making the definitions and other clarifications contained in these new IFRS uniform.

Annual periods beginning on or after January 1, 2013.
Amendment to IFRS 7: Financial Instruments - Disclosures Clarifies the requirements of disclosures relating to offsetting of financial assets and financial liabilities.	Annual periods beginning on or after January 1, 2013.

Amendment to IAS 19: Employee Benefits

Modifies the recognition and disclosure for changes in obligations for defined benefit plans and the assets involved in the plan, eliminating the corridor method and accelerating recognition of past service costs.

Annual periods beginning on or after January 1, 2013.
Improvements to the IFRS Corresponds to a number of necessary but non-urgent improvements that amend the following standards: IFRS 1, IAS 1, IAS 16, IAS 32, and IAS 34.	Annual periods beginning on or after January 1, 2013.

Transition Guide (Amendments to IFRS 10, 11, and 12)

The amendments clarify IFRS 10 transition guidance. These amendments also simplify the transition for IFRS 10, IFRS 11, and IFRS 12, limiting the requirements to the provision of adjusted comparative information for the immediately preceding period only. In addition, the amendments eliminate the requirement to present comparative information for disclosures related to unconsolidated structured entities for periods prior to the first application of IFRS 12.

Annual periods beginning on or after January 1, 2013.

The Group applied of these new pronouncements retrospectively, except for IFRS 13, Fair Value Measurement, which was applied prospectively.

NIIF 11 “Joint Arrangements”

As of 2013, with the application of IFRS 11, Joint Arrangements, companies controlled jointly by the Group that were consolidated proportionally up to the financial statements presented as of December 31, 2012, must now be recorded using the equity method (see Notes 2.5 and 3.g), as required by the new standard for joint arrangements that qualify as Joint Ventures.

The companies involved are the following:

-	Centrales Hidroeléctricas de Aysén S.A. and subsidiaries.
-	Inversiones Gas Atacama Holding Ltda. and subsidiaries.
-	Transmisora Eléctrica de Quillota Ltda.

Since the application of IFRS 11, Joint Arrangements, is retrospective, these consolidated financial statements include restatements made to the statements of financial position as of December 31 and January 1, 2012; to the comprehensive income, changes in net equity, and cash flow statements for the years ended December 31, 2012 and 2011; and the explanatory notes; all previously issued and approved by the Endesa Chile management bodies. These changes do not affect the determination of equity or profit attributable to the shareholders of Endesa. The application of this standard has not affected basic earnings per share, nor has it given rise to a stock dilution.

The following is a summary of the net effect of the restatement on the each of the respective financial statement line items:

	Change
Consolidated Statements of Financial Position	12-31-2012 ThCh$	01-01-2012 ThCh$

Current assets	(53,631,975)	(41,096,680)
Non-current assets	18,173,114	(14,169,008)
TOTAL ASSETS	(35,458,861)	(55,265,688)

Current liabilities	(19,480,600)	(31,208,445)
Non-current liabilities	(15,828,145)	(23,915,677)
Equity attributable to shareholders of Endesa	-	-
Non-controlling interests	(150,116)	(141,566)
TOTAL LIABILITY AND EQUITY	(35,458,861)	(55,265,688)

Consolidated Statements of Comprehensive Income	12-31-2012 ThCh$	12-31-2011 ThCh$

Revenues	(49,001,050)	(120,225,418)
Raw materials and consumables used	10,222,847	78,127,058
CONTRIBUTION MARGIN	(38,778,203)	(42,098,360)

Depreciation and amortization expenses	5,954,973	5,941,749
Operating income	(19,793,404)	(21,280,961)
Net income before tax	(2,657,183)	(3,253,918)
Net income attributable to shareholders of Endesa	-	-
Net income attributable to non-controlling interests	(19,916)	(19,309)
NET INCOME	(19,916)	(19,309)

Consolidated Statements of Cash Flow	12-31-2012 ThCh$	12-31-2011 ThCh$

Net cash flow from (used in) operating activities	(16,273,758)	(20,572,417)
Net cash flow from (used in) investment activities	(150,868)	1,640,816
Net cash flow from (used in) financing activities	4,520,385	16,927,789
Effect of exchange rate changes on cash and cash equivalents	2,301,312	(68)
Cash and cash equivalents at beginning of period	(31,514,013)	(29,510,133)
Cash and cash equivalents at end of period	(41,116,942)	(31,514,013)

For more details, see Appendix 7, Restated Financial Statements.

The rest of the standards and amendments adopted, which went into effect on January 1, 2013, have not had a significant effect on the consolidated financial statements of Endesa Chile and its subsidiaries.

b)  Accounting pronouncements effective from January 1, 2014 and subsequent periods:

As of the issuance date of these consolidated financial statements, the following accounting pronouncements had been issued by the International Accounting Standards Boards (IASB), but they were not yet mandatory:

Standards, Interpretations, and Amendments	Mandatory Application for:

Amendment to IAS 32: Financial Instruments: Presentation

Clarifies the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies in applying the current IAS 32 criteria for offsetting.

Annual periods beginning on or after January 1, 2014.

Amendments to IFRS 10, 12, and IAS 27: Investment Entities

Under IFRS 10, reporting entities are required to consolidate all of the companies over which they have control. The amendment establishes an exception to these requirements, allowing Investment Entities to measure their investments at fair value with changes in income as provided for under IFRS 9 instead of consolidating them.

Annual periods beginning on or after January 1, 2014.

IFRS 9: Financial Instruments: Classification and Measurement

This is the first stage of the IASB project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” It modifies the classification and measurement of financial assets and includes the treatment and classification of financial liabilities.

No date set. Early application of concluded stages is permitted.

IFRIC 21: Levies

This interpretation of IAS 37, “Provisions, Contingent Assets, and Contingent Liabilities,” provides guidance on when an entity must recognize a liability for a levy imposed by a government other than income tax in its financial statements.

Annual periods beginning on or after January 1, 2014.

Amendment to IAS 36: Impairment of Assets

The amendment clarifies the extent of disclosures regarding the recoverable value of impaired assets, limiting the information requirements to the recoverable amount, based on the fair value less costs of disposal.

Annual periods beginning on or after January 1, 2014.

Amendment to IAS 39: Financial Instruments: Recognition and Measurement

This amendment incorporates into the Standard the criteria that must be met in order not to discontinue hedge accounting if a hedging derivative is novated.

Annual periods beginning on or after January 1, 2014.

Amendment to IFRS 9: Financial Instruments: Classification and Measurement

This is the second stage of the IASB project to replace IAS 39, Financial Instruments: Recognition and Measurement. This amendment adds a special chapter on hedge accounting that establishes a new model aimed at reflecting better alignment between accounting and risk management. Improvements have also been made to the disclosures required.

This amendment also eliminates the mandatory application date for IFRS 9 since the third and final stage of the project, which covers impairment of financial assets, has still not been completed.

No date set. Early application of concluded stages is permitted.

Amendment to IAS 19: Employee Benefits

The purpose of this modification to the scope of IAS 19 is to simplify the accounting for contributions not affected by the employee’s years of service, such as employee contributions calculated on the basis of a fixed percentage of a salary.

Annual periods beginning on or after July 1, 2014.

Improvements to the IFRS

(2010-2012 and 2011-2013 Cycles)

This is a set of improvements that are necessary but not urgent. They make changes to the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38, and IAS 40.

Annual periods beginning on or after July 1, 2014.

The Group is assessing the impact of applying IFRS 9 from the date it goes into effect. In Management’s opinion, the application of other standards, interpretations, and amendments pending application will not have a significant effect on the consolidated financial statements of Endesa Chile.

2.3  Responsibility for the information given and the estimates made

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, income, expenses, and commitments recorded in the statements.

These estimates basically refer to:

-	The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.d).

-	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.j.1 and 21).

-	The useful life of property, plant, and equipment, and intangible assets (see Notes 3.a and 3.c).

-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.f.5 and 18).

-	Energy supplied to customers whose meter readings are pending.

-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income, and expenses recorded in the statements.

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.j).

-	Future disbursements for the closure of facilities and restoration of land (see Note 3.a).

-

The tax results of the various subsidiaries of the Endesa Chile that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.m).

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

2.4  Subsidiaries

Subsidiaries are defined as entities in which Endesa Chile controls, directly or indirectly, the majority of the substantive voting rights or, should that not be the case, entities where it has rights granting it the present power to direct the entities’ relevant activities, including, for these purposes, its potential voting rights or those of third parties that are exercisable or convertible at the end of each fiscal year.

Endesa Chile is exposed to, or entitled to, these companies’ variable results and is able to influence the amount of such results.

Appendix 1 of these consolidated financial statements, entitled Endesa Chile Group Companies, describes the relationship of Endesa Chile with each of its subsidiaries.

2.4.1	Changes in the scope of consolidation

During the 2013 and 2012 fiscal years, there were no significant changes in Endesa Chile’s scope of consolidation. Other than the retrospective adoption of IAS 11 described in note 2.2 a).

Appendix 2 to these consolidated financial statements, entitled Changes in the Endesa Chile Group’s Scope of Consolidation, lists the companies included within the scope of the Group’s consolidation, together with information on the Group’s respective ownership interest percentages.

2.4.2	Consolidated companies with an ownership interest of less than 50%

Although the Endesa Chile Group holds a 26.87% interest in Empresa Generadora de Energía Eléctrica S.A. (“Emgesa”), it is considered to be a subsidiary since Endesa Chile exercises control over the entity, through contracts or agreements with shareholders, or as a consequence of its structure, composition, and shareholder classes. The Groups holds 56.43% of the voting shares in Emgesa.

2.4.3	Unconsolidated companies with an ownership interest of more than 50%

Although the Endesa Chile Group holds more than a 50% interest in Centrales Hidroeléctricas de Aysén, S.A. (“Aysén”), it is considered a joint venture since the Group, through contracts and agreements with shareholders, exercises joint control of the company.

2.5  Associated companies and joint arrangements

Associated companies are those in which Endesa Chile, either directly or indirectly, exercises significant influence.

Significant influence is having the power to influence the financial and operational policy decisions of the associated company without having either sole or joint control of the company. In general, significant influence is assumed to be those cases in which the Group has an ownership interest over 20% (see Note 3.g).

Joint arrangements are defined as those entities in which the Group exercises control given an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as:

-	Joint venture: an agreement under which the parties exercising joint control have rights to the entity’s net assets.

-

Joint operation: an agreement under which the parties exercising joint control have rights to the assets and obligations with respect to the liabilities involved in the arrangement. At this time, Endesa Chile does not have any joint arrangements that qualify as joint operations.

Appendix 3 to these consolidated financial statements, entitled “Associated Companies and Joint Ventures,” describes the relationship of Endesa Chile with each of these companies.

2.6 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-Group transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated comprehensive income statement from the date that the parent company obtains control of the subsidiary until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent takes control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If, in the parent company’s stake, there is a positive difference between the fair value of the consideration transferred (the acquisition cost) and the fair value of the assets and liabilities of the subsidiary, including contingent liabilities, this difference is recorded as goodwill. If the difference is negative, the resulting profit is recorded as a credit to income after reevaluating whether all of the assets acquired and the liabilities assumed have been correctly identified and following a review of the procedures used to measure these amounts.

For business combinations carried out in stages, the fair value of the stake previously held in the acquired company’s equity is measured on the date of acquisition and any profit or loss is recognized in the results for that fiscal year or in other comprehensive income, as applicable.

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

b.

For items in the comprehensive income statement, the average exchange rate for the fiscal year is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of generation.

d.

Exchange differences arising in the conversion of financial statements are recognized in the item “Exchange differences on translation” within the consolidated statement of comprehensive income: Other comprehensive income (see Note 22.2).

4.

Translation adjustments that existed at Endesa Chile’s transition date to IFRS, on January 1, 2004, were transferred to reserves, using the exemption for that purpose in IFRS 1 “First time Adoption of IFRS” (see Note 22.5l).

5.	Balances and transactions between consolidated companies were completely eliminated in the consolidation process.

6.

Changes in interests in subsidiaries that do not result in taking or losing control are recorded as equity transactions, and the book value of the controlling and non-controlling interests is adjusted to reflect the change in relative interest in the subsidiary. Any difference that may exist, between the value for which a non-controlling interest is adjusted and the fair value of a compensation paid or received, is recognized directly in Equity attributable to the shareholders of Endesa Chile.

7.

Business combinations under common control are recorded using, as a reference, the ‘pooling interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same book value at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in Net equity as a debit or credit to Other reserves. The Group does not apply retrospective accounting records of business combinations under common control.

3.	ACCOUNTING CRITERIA APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a)	Property, plant, and equipment

Property, plant, and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 7.22% and 7.5%. The amount capitalized for this concept amounted to ThCh$24,518,935, ThCh$23,915,042, and ThCh$29,922,494 during the years ended December 31, 2013, 2012, and 2011, respectively (see Note 29).

-

Employee expenses directly related to construction in progress. The amounts capitalized under this concept for the periods ended December 31, 2013, 2012, and 2011, respectively, were ThCh$18,981,922, ThCh$12,763,186, and ThCh$10,597,856.

-

Future disbursements that Endesa Chile will have to make to close their facilities are incorporated into the value of the asset at present value, recording in the accounting the corresponding provision for dismantling or restoration. Endesa Chile reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 20).

-

Items acquired before the Endesa Chile’s date of transition to IFRS, on January 1, 2004, include in the purchasing cost, where appropriate, asset reappraisals permitted in the various countries to adjust the value of the Property, plant, and equipment for inflation as of that date (see Note 22.5l).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization, or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost basis for the corresponding assets.

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

Property, plant, and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates and residual values are periodically reviewed and, if appropriate, adjusted prospectively.

The following are the main categories of Property, plant, and equipment with their respective estimated useful lives:

Categories of Property, plant, and equipment	Years of estimated useful life
Buildings	22 – 100
Plant and equipment	3 – 65
IT equipment	3 – 15
Fixtures and fittings	5 – 21
Motor vehicles	5 – 10
Other	2 – 33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Years of estimated useful life
Generating facilities:
Hydroelectric plants
Civil engineering works	35-65
Electromechanical equipment	10-40
Coal-fired /fuel-oil power plants	25-40
Combined cycle plants	10-25
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10-60
Low- and medium-voltage network	10-60
Measuring and remote control equipment	3-50
Other facilities	4-25

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Group’s electric companies, the following lists the periods remaining until expiration for the concession that does not have an indefinite term:

Company	Country	Concession term	Period remaining to expiration

Hidroeléctrica El Chocón S.A. (Generation)	Argentina	30 years	10 years

Endesa Chile’s management evaluated the specific contract terms of the aforementioned concession and concluded that, there are no determining factors indicating that the grantor, a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12 “Service Concession Agreements,” an interpretation that establishes how to record and value certain types of concessions (see Note 3.c.1 for concession agreements within the scope of IFRIC 12).

Concession contracts not covered under IFRIC 12 are recognized according to general criteria. To the extent that the Group recognizes assets as Property, plant, and equipment, they are amortized over their economic life or the concession term, whichever is shorter. Any required investment, improvement, or replacement made by the Group is calculated as an impairment to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

Gains or losses that arise from the sale or disposal of items of Property, plant, and equipment are recognized as Other gains (losses) in the comprehensive income statement and are calculated by deducting the net book value of the asset and any sales expenses from the amount received in the sale.

b)	Goodwill

Goodwill generated on consolidated acquired business represents the difference between the acquisition cost and the Group’s share of the fair value of assets and liabilities, including identifiable contingent liabilities and the non-controlling stake in a subsidiary at the acquisition date.

Assets acquired and liabilities assumed are temporarily valued as of the date the company takes control and are reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts, which are presented for comparison purposes, are modified to include the value of the assets acquired and liabilities assumed and of the definitive goodwill from the acquisition date.

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

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently valued at their cost, net of their accumulated amortization and of the impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful life, starting from the time that they are in usable condition, except for those with an indefinite useful life, which are not amortized. As of December 31, 2013, December 31, 2012, and January 1, 2012, there were no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous fiscal years are explained in letter d) of this Note.

c.1)	Concessions

Public-to-private service concession agreements are recorded according to IFRIC 12, “Service Concession Agreements.” This accounting interpretation applies if:

a)	The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b)	The grantor controls – through ownership, beneficial entitlement, or otherwise – any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, an intangible asset is recognized to the extent that the operator receives the right to charge users of the public service, provided that these charges are conditional on the degree to which the service is used.

These intangible assets are initially recognized at cost, which is understood as the fair value of the service provided plus other direct costs directly attributable to the operation. They are then amortized over the term of the concession.

The Group operates administrative concession in which its counterpart is a government entity; the El Melón Tunnel concession is the only one that has determining factors leading to the conclusion that the requirements explained above have been met simultaneously.

In the concession for the El Melón Tunnel, the Chilean Ministry of Public Works (the MOP, its Spanish acronym) and our subsidiary Sociedad Concesionaria Túnel El Melón S.A. signed a concession agreement establishing the services to be provided by the operator and the prices of these services. The right to the concession expires in June of 2016, at which time the MOP recovers the right to exploit the El Melón Tunnel assets without having to fulfill any specific condition.

The Group has applied the intangibles method established in IFRIC 12. Since the agreement signed with the MOP does not provide for guaranteed revenues regardless of the circumstances, no financial assets have been recognized in connection with Túnel El Melón concession.

The following Endesa Chile subsidiary has recognized an intangible asset from its service concession agreements:

Concession Holder	Country	Term	Period Expiration

Soc. Concesionaria Túnel el Melón S.A. (Highway infrastructure)	Chile	23 years	2.5 years

c.2)	Research and development expenses

Endesa Chile follows the policy of recording the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. These expenses amounted to ThCh$1,996,818, ThCh$2,298,344, and ThCh$2,104,631, at December 31, 2013, 2012, and 2011, respectively.

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

d.1) Non-financial assets (except inventory and deferred tax assets)

During the year, and principally at year-end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater amount between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country. At the end of 2013, 2012, and 2011, projections were extrapolated from the following rates:

		2013	2012	2011
Country	Currency	g Rate	g Rate	g Rate

Chile	Chilean peso	2.2% - 4.1%	2.3% - 4.1%	4.2%
Argentina	Argentine peso	8.6%	8.6%	7.0%
Brazil	Brazilian real	5.1% - 6.1%	5.1% - 6.1%	5.0% - 6.0%
Peru	Peruvian nuevo sol	3.6%	3.7%	3.2%
Colombia	Colombian peso	4.3%	4.3%	4.4%

These flows are discounted to calculate their current value at a before-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The current cost of money and the risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate this value.

The following are the before-tax discount rates applied in 2013, 2012, and 2011, expressed in nominal terms:

		2013		2012		2011
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum

Chile	Chilean peso	8.6%	16.3%	8.4%	14.6%	9.2%	10.1%
Argentina	Argentine peso	42.0%	44.4%	26.0%	29.0%	23.0%	26.0%
Brazil	Brazilian real	9.0%	18.8%	9.5%	18.0%	9.5%	11.6%
Peru	Peruvian nuevo sol	11.8%	12.3%	12.5%		9.3%
Colombia	Colombian peso	14.2%		14.5%		10.9%

If the recoverable amount of the CGU is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income. The provision is first allocated to the CGU’s goodwill value, if any, and then to the other assets comprising it, prorated according to the carrying value of each one, limited to its fair value less sales costs, or its value in use; a negative value may not be obtained.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

d.2) Financial assets

The following procedure is used to determine the need to adjust financial assets for impairment:

-

In the case of commercial assets, provisions are made for the balances for which there is objective evidence that Endesa Chile will not be able to recover all of the amounts provided for in the original terms and conditions of the contracts. In general, the Group’s policy is to record impairment through an allowance account based on the age of past-due balances, except in those cases where a specific collectability analysis is recommended, such as in the case of receivables from publically-owned companies (see Note 7).

-

In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant past-due non-commercial financial assets (see Notes 6 and 18).

e)	Leases

Leases that substantially transfer all of the risks and benefits inherent to the property are classified as finance leases. All others are classified as operating leases.

Finance leases in which the Endesa Chile acts as a lessee are recognized when the agreement begins. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are divided between finance expense and principal reduction. The finance expense is recorded in the income statement and distributed over the lease term, so as to obtain a constant interest rate for each period over the balance of the debt pending amortization. The asset depreciates on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset depreciates over the shorter term between the useful life of the asset and the term of the lease.

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

f.1)  Financial assets other than derivatives

Endesa Chile classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 11) and those held for sale, into four categories:

-

Trade and other accounts receivable and Accounts receivable from related companies: These are recorded at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncharged interest, calculated using the effective interest method.

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

-

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories. They are almost all financial investments in equity instruments (see Note 6).

These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. For interests in unlisted companies or companies with very little liquidity, normally the fair value cannot be reliably determined. When this occurs, those interests are valued at acquisition cost or a lesser amount if evidence of impairment exists.

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

f.2)  Cash and cash equivalents

This account within the statement of consolidated financial position includes cash and bank balances, time deposits, and other highly liquid investments (with a maturity of 90 days or less from the time of investment) that are readily convertible to cash and are subject to insignificant risk of changes in value.

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

f.4)  Derivative financial instruments and hedge accounting

Derivatives held by Endesa Chile are primarily transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

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

-

Cash flow hedges: Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as “Reserve for cash flow hedges.” The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

A hedge is considered highly effective when changes in the fair value or in the cash flows of the underlying item directly attributable to the hedged risk are offset by changes in the fair value or the cash flows of the hedging instrument, with effectiveness ranging from 80% to 125%.

The Company does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

-	The sole purpose of the agreement is for the Group’s own use.

-	Endesa Chile’s future projections justify the existence of these agreements for its own use.

-

Past experience with agreements shows that they have been utilized for the Group’s own use, except in certain isolated cases when they had to be used for exceptional reasons or reasons associated with logistical issues beyond the control and projection of Endesa Chile.

-	The agreement does not stipulate settlement by differences and the parties have not made it a practice to settle similar contracts by differences in the past.

The long-term commodity purchase or sale agreements maintained by Endesa Chile, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, the electricity purchase contracts are used to make sales to end-customers, and the electricity sale contracts are used to sell the company’s own product.

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

f.5)  Fair value measurement and classification of financial instruments

The fair value of the various derivative financial instruments is calculated as follows:

-	For derivatives traded on an active market, by its quoted price as of year-end.

-

Endesa Chile values derivatives not traded on active markets by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end.

Based on the hierarchy of the inputs used these procedures, the Group classifies financial instruments at the following levels:

Level 1:	Quoted price (unadjusted) in active markets for identical assets or liabilities;
Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and hypotheses used to determine the fair values at level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted with the zero coupon interest rate curves for each currency. All of these valuations are carried out using external tools, such as Bloomberg; and

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

f.6)  Derecognition of financial assets and liabilities

Financial assets are derecognized when:

-

The contractual rights to receive cash flows related to the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more receivers.

-

The Company has substantially transferred the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control over the asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.f.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

g)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recorded using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recorded at cost. As of the acquisition date, the investment is recorded in the statement of financial position based on the share of its equity that Endesa Chile’s stake represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless Endesa Chile has a present obligation (either legal or implicit) to support the company’s negative equity situation, in which case a provision is recorded.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which Endesa Chile is entitled based on its stake is recorded under “Share of profit (loss) of associates accounted for using equity method.”

Goodwill from the associate or joint venture is included in the book value of the investment. It is not amortized, nor is it subject to individual impairment testing.

Appendix No. 3, “Associated Companies and Joint Ventures,” included in these consolidated financial statements, provides information about the relationship of Endesa Chile with each of these entities.

h)	Inventories

Inventories are valued at their weighted average acquisition price or the net realizable value, whichever is lower.

i)	Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

The gains and losses from the disposal of treasury shares are recorded directly in “Equity – Retained earnings”, without affecting the profit or loss for the fiscal year. As of December 31, 2013, there are no treasury shares, and no transactions with treasury shares were made during the 2013, 2012, or 2011 fiscal years.

j)	Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events which may negatively impact Endesa Chile’s equity, and whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that Endesa Chile will have to disburse to settle the obligation.

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

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if applicable.

Actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets are recognized in Other Comprehensive Income and then reclassified under “Equity - Retained earnings.”

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

k)	Conversion of balances in foreign currency

Transactions carried out by each company in a currency other than its functional currency are recorded using the exchange rates in effect as of the date of each transaction. During the year, any differences that arise between the exchange rate recorded in accounting and the rate prevailing as of the date of collection or payment are recorded as “Foreign currency exchange differences” in the consolidated statements of comprehensive income.

Likewise, at the end of each fiscal year, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences” in the consolidated statements of comprehensive income.

Endesa Chile has established a policy to hedge the portion of revenue that is directly linked to variations in the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

l)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations, and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations could be classified as long-term liabilities.

m)	Income tax

Income tax expense for the fiscal year is determined as the sum of current taxes from Endesa Chile’s different subsidiaries and results from applying the tax rate to the taxable base for the year, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized or settled. Considered for this purpose are rates that have been approved by the end of the period reported on, or whose approval process is practically complete.

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

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and joint ventures in which Endesa Chile can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

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

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Endesa Chile’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, based on the stage of completion of the service rendered at the date of the statement of financial position.

Endesa Chile excludes from the revenue figure gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

Endesa Chile records the net amount of non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Interest income (expense) is recognized at the effective interest rate applicable to the outstanding principal over the repayment period.

The Company’s primary line of business is in the electricity generation segment, and a minor percentage of its revenues comes from other activities related to this main line of business.

o)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares in circulation during the period (the denominator), excluding the average number of shares of the Parent Company held by any subsidiary company, if any.

During the 2013, 2012, and 2011 fiscal years, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

p)	Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on a yearly basis, prorated by the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Endesa Chile’s highly fragmented share capital, as of the end of each year the amount of the dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies,” as appropriate, and charged to Equity.

Interim and final dividends are deducted from Equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

q)	Cash flow statement

The cash flow statement reflects changes in cash that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

-	Cash flow: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

-	Investment activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS

a)	Chile

In Chile, the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining—whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law)—as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and, finally, the recently created Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy. The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical view point, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on an interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to CDEC-organized energy transfers occurring among power generating companies.

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

A power generating company may have the following types of customers:

(i) Distribution companies that supply power to regulated customers: This distribution is to residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2000 kW may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies for supplying power to regulated customers were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors is being replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

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

Regarding renewable energy, in April of 2008 Law 20,257 was enacted, which encourages the use of Non-Conventional Renewable Energies (NCRE). The principal aspect of this law is that at least 5% of generation companies’ energy sold to its customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was recently amended by Law 20,698, published in the Official Gazette (Diario Oficial) on October 22, 2013 and dubbed the “20/25 law,” as it establishes that by 2025, 20% of power supplied will be generated by NCRE. It does not change plan from the previous law for supplying power under agreements in effect in July 2013.

On December 31, 2012, the Regulations containing the provisions governing complementary services were published in the Official Gazette. These services are understood to be the technical resources in generation, transmission and distribution, and customer facilities that are not subject to price regulations and that each electrical system must have for the coordination of its operations as stipulated in Article 137 of the General Law on Electrical Services.

On August 7, 2013, the Superintendency of Electricity and Fuels (SEF), in ORD No. 7230, invoking its powers of interpretation and supervision, decreed that distribution companies’ consumption in excess of the supply they have contracted with generating companies that have agreed to supply their power through tenders, must be covered with the surplus power that other distributors have contracted through tenders with other generating companies. For this purpose, distribution companies with surpluses may transfer their excess power to distribution companies with deficits with no need to obtain the consent of the respective generator.

Law 20,701, the Electricity Concession Law, whose purpose is to streamline the process for obtaining power concessions, was published in the Official Gazette on October 14, 2013. This new law simplifies the process for obtaining temporary concessions, shortens processing times, identifies possible observations and opposition to projects, modifies the notification process, establishes summary judicial proceedings, makes it possible to divide concession applications, modifies the procedure for real estate appraisals, and resolves conflicts between different types of concessions.

On January 8, 2014, the Senate, unanimously on its third vote, passed the bill amending the General Electricity Services Law in order to permit interconnection of the central grid (the SIC) with the northern grid (the SING).

b)	The rest of Latin America

Brazil, Colombia, and Peru

Legislation in Brazil, Colombia, and Peru allows participation of private capital in the electricity sector, upholds free competition between companies in electricity generation, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

In regards to the main characteristics of the electricity generation business, it can be said that in general, these are open markets in which private players are free to make their own investment decisions, within government guidelines. The exception is Brazil, a country which, based on the contractual needs of the distribution companies, the Ministry of Energy actively participates in the expansion of the electricity system by, on the one hand, establishing capacity quotas by type of technology and, on the other, promoting separate bids for thermal, hydraulic, or renewable energies or participating directly by organizing public bids for specific projects. In addition, operations in these countries are centrally coordinated, with an independent operator coordinating load dispatch. Except for Colombia, where dispatch is based on prices offered by the players, in the other countries load dispatched is centralized, based on variable production costs in order to ensure the fulfillment of the demand at a minimum cost for the system. From that dispatch, the marginal cost, which defines the price for spot transactions, is determined. In Brazil, the price at which spot market transactions are settled is called the Difference Settlement Price (PLD, its Portuguese acronym), which takes into account the risk aversion curve of the players. As for Peru, its spot price fixing system does do not necessarily reflect system costs since it defines an idealized marginal cost which does not take into account the current restrictions of the gas and electricity transport system, and at the same time defines a ceiling price for the market. This was established in an emergency regulation in 2008 (Emergency Decree 049 of 2008) and is expected to remain in effect until 2015.

In Colombia, Brazil, and Peru, generation players are able to sell energy through contracts in the regulated or unregulated markets, and to trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, although the limits that define this status vary in each market: Brazil: 3,000 kW or 500 kW for renewable fuels; Colombia: 100 kW or 55 MWh per month; and Peru: at least 200 kW.

The principal differences among the markets involve how energy sales are regulated among generators and distributors and how regulated prices are established for the determination of the tariffs charged to end users:

—

In Brazil, there are two markets for contracting energy. In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions. In the regulated market, where distribution companies operate, energy purchases must go through a tender process coordinated by ANEEL, the National Electricity Agency. In this way, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

—

In order to reduce the final price of electricity tariffs and to re-launch economic activity in Brazil, on September 11, 2012, the government approved Temporary Measure (Medida Provisoria) 579, which establishes the conditions for renewing the electricity industry’s concessions that expire between 2015 and 2017 and reduces the tax burden on electricity tariffs, which will now be covered with government funds. Law 12,783 converting the Temporary Measure and Development Decree 7891 was published in January of 2013. In compliance with the Law and the Decree, on January 25, 2013 the ANEEL approved an extraordinary tariff revision that reduced electricity rates by an average of 20% for regulated clients, due in part to lower energy costs as a result of renewed generation and transmission concessions and in part to a reduction in tariff charges.

—

In Colombia, distributors are free to decide their supply, being able to define the conditions of public bidding processes where they acquire energy for the regulated market, and they are able to buy energy on the spot market. Prices paid by end users reflect an average of the purchase price. Since 2004, the CREG (the Colombian Energy and Gas Regulation Commission) has working on a proposal called the Regulated Organized Market or MOR, its acronym in Spanish, to modify the energy contracting system in the Colombian market. Under the proposal, the existing contracting system will be modified into an electronic contract system. This mechanism will replace the current bidding processes by energy auctions with standardized commercial conditions, where contractual demand will be treated as a single aggregate demand.

—

In Peru, as in Chile, distributors are obligated to enter into contracts for their energy supply, and the legislation was amended so that public bids would be based on distributor requirements. Currently, there are only a few contracts between generators and distributors that are in force at “bar price” (the equivalent of the node price in Chile), which is set on the basis of centralized calculations. However, since 2007 contracts are based on public bids. Authorities approve the terms and conditions for the bidding and set the maximum price for each bid.

All of these countries have some regulations in force promoting the use of renewable energy. However, unlike Chile, they have not established a mandatory quota for incorporating this type of technology. In Brazil, the ANEEL holds auctions by technology type, taking into consideration the expansion plan set by the planning agency in order to reach the goal set for the level of alternative renewable energy capacity. Peru has a 5% maximum goal for the use of NCRE in the country’s energy system, and the regulatory authority, the Energy and Mining Investment Supervisory Agency (OSINERGIM), holds discriminatory auctions to meet this goal. Colombia currently has an indicative goal of 3.5% for the National Energy System in 2015 and 6.5% in 2020, but the plan is currently under review.

Argentina

Argentina has shown signs of intervention in the electricity market since the crisis of 2002. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations of the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, called the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Electricity Wholesale Market Administration Company (CAMMESA).

However, after the 2002 crisis, the authorities changed the price-setting criteria, bringing the marginal pricing system to an end. First, marginal prices were set as if there were no restrictions on natural gas. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, Resolution SE 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. Second, it established a spot price ceiling of Ar$120/MWh. However, CAMMESA pays the actual variable costs of the liquid fuel-fired thermal plants through the Temporary Dispatch Cost Overruns program.

In addition, as the dollarized economy was devalued and went back to the peso, payment for capacity fell from US$10 to Ar$10 per MWh. Capacity payments have subsequently risen slightly, to 12 pesos.

Additionally, the freezing of prices paid by distributors caused a gap between actual generation costs and the payments made based on demand through the distributors. This resulted in various types of special agreements aimed at recovering costs, in accordance with regulations in force.

It was in this context that the government announced in 2012 its plan to modify the current regulatory framework and to develop in 2013 and 2014 a payment system based on an average cost scheme.

Resolution 95/13 was published in the Official Bulletin (Boletín Oficial) on March 26, 2013, significantly changing the system for generators’ remunerations and other aspects of how the Wholesale Electricity Market, or MEM, operates. This new system applies to previous generation, provided that past and future claims against Resolution SE 406/03 and the Generation Agreement of 2008-2011 are withdrawn.

On May 30 and 31, 2013, the Group’s generating companies (Endesa Costanera and Hidroeléctrica El Chocón) accepted the terms of Resolution SE 95/2013.

This resolution marked the end of marginal pricing as a payment system in the Argentine power generation market and established, instead, payment by type of technology and size of plant. For each case, it recognizes fixed costs (determined on the basis of fulfillment of availability) and variable costs, plus an additional remuneration (the two parts are determined on the basis of the energy generated). Part of the additional remuneration will be placed in a trust for future investments.

In principle, commercial management and fuel dispatch will be in the hands of CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts are up, must purchase their supply from CAMMESA. However, the Secretary of Energy, in Note SE 1807/13, gives generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

It is also important to mention that Endesa Costanera has availability contracts signed in 2012 that are still in effect, as well as combined cycle contracts (until 2015) and steam generation contracts (until 2019) that will enable the company to implement plan for investing in the Costanera plant generation units in order to optimize the reliability and availability of that plant. The contracts also include payment of the commitments under the Long-Term Service Agreement (LTSA) for the plant’s combined cycles.

Limits on integration and concentration

In general, all of the countries have legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Argentina and Colombia there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Chile, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution. In Peru, integrations are subject to authorization if such integration is 5% vertical and 15% horizontal. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities. In addition, Colombian companies created after 1994 can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment.

With regard to consolidations and mergers between agents of the same segment, current regulation requires authorization from the local regulator.

5.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2013, December 31, 2012, and January 1, 2012, is as follows:

Cash and Cash Equivalents		Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Cash balances	170,449	143,980	567,410
Bank balances	92,937,397	192,200,604	160,278,488
Time deposits	201,986,590	41,286,491	42,979,532
Other fixed-income instruments	28,712,943	2,046,658	185,942,841

Total	323,807,379	235,677,733	389,768,271

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of investments. Other fixed-income investments are mainly comprised of operations with maturities of 90 days or less from the date of investment. The company has no restrictions on significant amounts of available cash.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$
Chilean peso	54,192,317	6,284,098	176,040,401
Argentine peso	6,248,527	5,902,409	18,496,001
Colombian peso	227,767,858	187,767,447	136,254,802
Peruvian nuevo sol	20,637,363	31,593,851	29,927,607
U.S. Dollar	14,961,314	4,129,928	29,049,460

Total	323,807,379	235,677,733	389,768,271

6.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	Current			Non-current
Other Financial Assets	12-31-2013	12-31-2012	01-01-2012	12-31-2013	12-31-2012	01-01-2012
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial investments - quoted equity securities	-	-	-	6,468	6,358	61,676
Available-for-sale financial investments - unquoted equity securities or with limited liquidity	-	-	-	4,037,314	3,995,919	3,883,731
Hedging derivatives (*)	21,128,524	51,876	723,067	16,507	29,200,554	9,385,907
Non-hedging derivatives (*)	2,063,414	-	47,504	-	-	-
Financial assets at fair value with change in profit or loss (*)		25,067,909	-	-	-	-
Financial assets held to maturity (*)	944,540	-	-	-	-	-
Other	-	-	143,638	-	102,159	161,140

Total	24,136,478	25,119,785	914,209	4,060,289	33,304,990	13,492,454

( *) See Note 18.2.a.

(**) See Note 18.2.b.

7.	TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Trade and Other Receivables, Gross	Balance at
	12-31-2013		12-31-2012		01-01-2012
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, gross	251,755,148	131,597,410	222,270,043	146,964,151	285,265,470	151,608,768
Trade receivables, gross	229,143,110	125,349,056	139,929,739	140,323,852	250,759,639	148,367,033
Other receivables, gross	22,612,038	6,248,354	82,340,304	6,640,299	34,505,831	3,241,735

Trade and Other Receivables, Net	Balance at
	12-31-2013		12-31-2012		01-01-2012
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, net	247,762,922	131,597,410	217,682,591	146,964,151	278,790,141	151,608,768
Trade receivables, net (*)	226,448,136	125,349,056	136,604,395	140,323,852	245,610,400	148,367,033
Other receivables, net (**)	21,314,786	6,248,354	81,078,196	6,640,299	33,179,741	3,241,735

(*) As of December 31, 2013 and 2012, includes ThCh$1,468,908 and ThCh$12,307,382, respectively, from agreements corresponding to reconciliation, termination of arbitration, and settling of prices between Endesa Chile and Compañía de Papeles y Cartones (CMPC).

(**) As of December 31, 2013, December 31, 2012, and January 1, 2012, includes ThCh$0, ThCh$74,873,533, and ThCh$24,261,059, respectively, in Accounts receivable from insurance (Bocamina I and II plants).

The balances in this account do not generally accrue interest.

The Group does not have clients to which it has sales representing 10% or more of its operating income in the fiscal years ended December 31, 2013 and 2012.

Refer to Note 8.1 for detailed information on amounts, terms, and conditions associated with accounts receivable from related companies

b)	As of December 31, 2013, December 31, 2012, and January 1, 2012, the balance of unimpaired past due trade receivables is as follows:

Trade Receivables Past Due but Not Impaired	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
Less than three months	978,179	851,999	1,419,316
Between three and six months	21,242,045	587,652	302
Between six and twelve months	670,204	1,394,740	350,334
Total	22,890,429	2,834,391	1,769,952

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance at January 1, 2012	6,475,329
Increases (decreases) for the year	(1,460,736)
Amounts written off	(271,908)
Foreign currency translation differences	(30,262)
Other	(124,971)
Balance at December 31, 2012	4,587,452
Increases (decreases) for the year (*)	(140,365)
Amounts written off	(411,830)
Foreign currency translation differences	(43,031)
Balance at December 31, 2013	3,992,226

(*)See Note 26 for Depreciation, amortization, and impairment losses.

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country.

d)	Additional information:

-	Additional statistical information required under Official Bulletin 715 of the SVS, Chile, of February 3, 2012, XBRL Taxonomy: see Appendix 6.

-	Complementary information on trade receivables, see Appendix 6.1.

8.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

8.1  Balances and transactions with related companies

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Receivables from related companies

							Current			Non-current
Taxpayer ID No. (RUT)	Company	Description of Transaction	Term of Transaction	Relationship	Currency	Country	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Foreign	Comercializadora de Energía del Mercosur S.A.	Energy sales	Less than 90 days	Associate	Ar$	Argentina	1,202,518	3,259,940	2,135,015	-	-	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	Ar$	Argentina	-	5,788,317	483,179	-	-	-
96,800,570-7	Chilectra S.A.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	21,575,728	15,575,922	12,737,733	-	-	-
96,800,570-7	Chilectra S.A.	Toll	Less than 90 days	Common immediate parent	CH$	Chile	-	-	1,805,810	-	-	-
96,800,570-7	Chilectra S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	1,578,572	855,814	975,867	-	-	-
Foreign	Companhía Interconexao Energética S.A.	Toll	Less than 90 days	Common immediate parent	Ar$	Brazil	7,467,073	7,903,684	8,412,834	-	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy sales	Less than 90 days	Common immediate parent	CP	Colombia	12,572,443	14,882,711	34,796,603	-	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common immediate parent	CP	Colombia	20,674	84,496	-	-	-	-
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	139,579	-	208,118	-	-	-
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	15,899	-	-	-	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Energy sales	Less than 90 days	Common immediate parent	Sol	Peru	7,085,960	9,221,914	10,301,087	-	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	10,191	-	-	-	-	-
Foreign	Empresa Distribuidora Sur S.A.	Mercantile current account	Less than 90 days	Common immediate parent	Ar$	Argentina	29,718	9,428	3,500	-	-	-
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	8,318	2,768	12,375	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Energy sales	Less than 90 days	Common immediate parent	CP	Colombia	934,281	243,906	307,638	-	-	-
94,271,000-3	Enersis S.A.	Other services	Less than 90 days	Parent	CH$	Chile	575,075	999,042	365,090	-	-	-
94,271,000-3	Enersis S.A.	Mercantile current account	Less than 90 days	Parent	CH$	Chile	20,913	-	-
Foreign	Generalima S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Peru	50,298	23,890	311,013	-	-	-
76,418,940-K	GNL Chile S.A.	Other services	Less than 90 days	Associate	US$	Chile	1,717,013	546,833	591,541	-	-	-
76,418,940-K	GNL Chile S.A.	Advance natural gas purchases	Less than 90 days	Associate	US$	Chile	11,382,879	-	-
76,418,940-K	GNL Chile S.A.	Loans	Less than 90 days	Associate	US$	Chile	445,022	379,802	379,862	-	-	-
76,788,080-4	GNL Quinteros S.A.	Energy sales	Less than 90 days	Associate	CH$	Chile	366,882	771,985	8,926,072	-	-	-
76,107,186-6	ICT Servicios Informáticos Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	11,918	56,689	18,979	-	-	-
79,913,810-7	Inmobiliaria Manso de Velasco S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	1,602	1,667	651	-	-	-
96,800,460-3	Luz Andes Ltda.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	1,953	546	3	-	-	-
96,806,130-5	Electrogas S.A.	Dividends	Less than 90 days	Associate	CH$	Chile	1,375,492	-	-	-	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	66,541	22,457	12	-	-	-
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	11,636	95,399	7	-	-	-
Foreign	Distrilec Inversora S.A.	Dividends	Less than 90 days	Associate	US$	Argentina	6,960	8,443	10,492	-	-	-
Foreign	Endesa Brasil S.A.	Dividends	Less than 90 days	Associate	CH$	Brazil	42,603,758	-	-	-	-	-
Foreign	Endesa Brasil S.A.	Dividends	Less than 90 days	Associate	Sol	Brazil	4,918,900	-	-	-	-	-
Foreign	PH Chucas Costa Rica	Other services	Less than 90 days	Common immediate parent	CH$	Costa Rica	147,234	42,019	317,563	-	-	-
Foreign	Endesa Generación S.A.	Commodity derivatives (*)	Less than 90 days	Common immediate parent	CH$	Spain	129,780	784,741	-	-	-	-
Foreign	Central Dock Sud	Other services	Less than 90 days	Common immediate parent	CH$	Spain	-	17,256	-	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	Loans	Less than 90 days	Joint venture	US$	Chile	14,839,233	13,336,206	20,201,586	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	Energy sales	Less than 90 days	Joint venture	US$	Chile	-	98,150	98,118	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	Other services	Less than 90 days	Joint venture	CH$	Chile	544,015	213	-	-	-	-
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Other services	Less than 90 days	Joint venture	CH$	Chile	-	292,518	270,458	-	-	-
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Other services	Less than 90 days	Joint venture	CH$	Chile	-	181,855	177,501	-	-	-
Foreign	Endesa Energía S.A.	Natural gas sales	Less than 90 days	Associate	CH$	Chile	51,722	-	-	-	-	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	22	-	-	-	-	-

	Total						131,909,802	75,488,611	103,848,707	-	-	-

(*) See Note 18.3.a.

b)	Accounts payable to related companies

							Current			Non-current
Taxpayer ID No. (RUT)	Company	Description of Transaction	Term of Transaction	Relationship	Currency	Country	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Foreign	Carboex S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Spain	-	-	5,586,847	-	-	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Fuel purchases	Less than 90 days	Associate	Ar$	Argentina	1,739,120	7,202,746	19,615,744	-	-	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	Ar$	Argentina	2,319	752	-	-	-	-
96,800,570-7	Chilectra S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	35,609	208,612	1,510,401	-	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy purchases	Less than 90 days	Common immediate parent	CP	Colombia	2,231,822	1,881,909	-	-	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Mercantile current account	Less than 90 days	Common immediate parent	CP	Colombia	-	-	4,155,760	-	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common immediate parent	CP	Colombia	44,023	58,905	-	-	-	-
Foreign	Compañía de Transmisión del Mercosur S.A.	Toll	Less than 90 days	Common immediate parent	Ar$	Argentina	7,467,073	7,903,684	8,412,834	-	-	-
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	165,479	-	-	-	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	15,799	19,405	13,875	-	-	-
Foreign	Empresa Distribuidora Sur S.A.	Mercantile current account	Less than 90 days	Common immediate parent	Ar$	Argentina	85,350	74,533	60,111	-	-	-
96,806,130-5	Electrogas S.A.	Other services	Less than 90 days	Associate	CH$	Chile	200,821	54,607	538,373	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Toll	Less than 90 days	Common immediate parent	CP	Colombia	108,829	95,007	124,779	-	-	-
Foreign	Inversiones Sudamerica Ltda.	Dividends	More than 90 days	Common immediate parent	CH$	Spain	-	-	-	-	-	-
Foreign	Inversiones Sudamerica Ltda.	Dividends	Less than 90 days	Common immediate parent	CP	Spain	-	-	-	-	-	-
Foreign	Endesa Latinoamérica S.A.	Dividends	More than 90 days	Common immediate parent	CH$	Colombia	-	725,029	957,059	-	-	-
Foreign	Endesa Latinoamérica S.A.	Dividends	Less than 90 days	Common immediate parent	CP	Colombia	-	9,726,465	4,457,125	-	-	-
94,271,000-3	Enersis S.A.	Other services	Less than 90 days	Parent	CH$	Chile	1,373,162	819,438	480,824	-	-	-
94,271,000-3	Enersis S.A.	Dividends	Less than 90 days	Parent	CH$	Chile	63,685,881	42,166,288	80,410,515	-	-	-
94,271,000-3	Enersis S.A.	Dividends	Less than 90 days	Parent	CP	Chile	11,513,845	-	-
94,271,000-3	Enersis S.A.	Mercantile current account	Less than 90 days	Parent	CH$	Chile	553	111,270,569	2,800	-	-	-
94,271,000-3	Enersis S.A.	Loans	Less than 90 days	Parent	CH$	Chile	196,671,232	-	-	-	-	-
76,418,940-K	GNL Chile S.A.	Natural gas purchases	Less than 90 days	Associate	CH$	Chile	13,864,085	25,884,955	8,517,317	-	-	-
76,107,186-6	ICT Servicios Informáticos Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	283,695	310,228	270,262	-	-	-
76,107,186-6	ICT Servicios Informáticos Ltda.	Mercantile current account	Less than 90 days	Common immediate parent	CH$	Chile	-	-	8,234	-	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchases	Less than 90 days	Common immediate parent	CH$	Chile	684,882	216,029	182,599	-	-	-
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Energy purchases	Less than 90 days	Common immediate parent	CH$	Chile	2,865	15,896	41,017	-	-	-
Foreign	Endesa Generación S.A.	Fuel purchases	Less than 90 days	Common immediate parent	CH$	Spain	4,947,081	4,556,927	-	-	-	-
Foreign	Endesa Generación S.A.	Commodity derivatives (*)	Less than 90 days	Common immediate parent	CH$	Spain	-	32,200	-	-	-	-
Foreign	Central Termica Manuel Belgrano	Mercantile current account	Less than 90 days	Associate	Ar$	Argentina	-	-	846	-	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	CP	Spain	-	34,487	39,167	-	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	Ar$	Spain	66,996	45,107	-	-	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	Sol	Spain	45,523	48,086	-	-	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	CH$	Spain	73	166,923	-	-	-	-
Foreign	Enel Produzione	Other services	Less than 90 days	Common immediate parent	CH$	Italia	80,928	80,928	-	-	-	-
Foreign	Enel Ingegneria e Innovazione	Other services	Less than 90 days	Common immediate parent	US$	Italia	2,036,678	-	-	-	-	-
Foreign	Central Dock Sud	Other services	Less than 90 days	Common immediate parent	CH$	Spain	-	407	-	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	Natural gas purchases	Less than 90 days	Joint venture	US$	Chile	4,846,992	1,629,774	1,866,685	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	Energy purchases	Less than 90 days	Joint venture	US$	Chile	-	371,650	-	-	-	-
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	Other services	Less than 90 days	Joint venture	US$	Chile	-	90,625	-	-	-	-
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Toll	Less than 90 days	Joint venture	CH$	Chile	-	66,037	-	-	-	-
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Other services	Less than 90 days	Joint venture	CH$	Chile	219,863	158,713	202,613	-	-	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Energy purchases	Less than 90 days	Common immediate parent	CH$	Chile	400,587	-	-	-	-	-
Foreign	Endesa Brasil S.A.	Other services	Less than 90 days	Associate	CH$	Brazil	92,999	-	-	-	-	-

	Total						312,914,164	215,916,921	137,455,787	-	-	-

(*) See Note 18.3.a.

c)	Significant transactions and effects on income/expenses

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					Balance at
Taxpayer ID No. (RUT)	Company	Relationship	Description of Transaction	Country	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
96,800,570-7	Chilectra S.A.	Common immediate parent	Energy sales	Chile	182,946,267	177,486,847	185,387,242
		Common immediate parent	Energy purchases	Chile	-	-	(1,190,687)
		Common immediate parent	Services rendered	Chile	1,558,697	2,564,327	857,384
		Common immediate parent	Services received	Chile	(7,596)	(10,796)	(1,586)
		Common immediate parent	Electricity tolls	Chile	(2,433,950)	(711,218)	(1,836,817)
Foreign	Cia A. Multiser. Perú Ltda.	Common immediate parent	Services received	Peru	-	-	(10,349)
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Common immediate parent	Energy sales	Chile	-	9,124	200,712
		Common immediate parent	Electricity tolls	Chile	9,267	14,055	17,295
		Parent	Services rendered	Chile	15	42	7,963
94,271,000-3	Enersis S.A.	Parent	Services rendered	Chile	-	-	1,103,543
		Parent	Loans	Chile	(17,722,188)	(8,893,011)	(1,631,521)
		Parent	Services received	Chile	(1,093,820)	(1,205,502)	(2,108,577)
96,543,670-1	Cia A. Multiser. Ltda.	Common immediate parent	Services rendered	Chile	-	-	3,659
		Common immediate parent	Services received	Chile	-	-	(187,913)
Foreign	Cia A. Multiser Colombia Ltda.	Common immediate parent	Services received	Colombia	-	-	(76,127)
		Common immediate parent	Services rendered	Colombia	-	-	2,500
96,529,420-1	Synapsis Soluciones y Servicios IT Ltda.	Common immediate parent	Services rendered	Chile	-	-	27,780
		Common immediate parent	Services received	Chile	-	-	(126,593)
Foreign	Synapsis Perú Ltda.	Common immediate parent	Services received	Peru	-	-	(29,294)
Foreign	Synapsis Colombia Ltda.	Common immediate parent	Services received	Colombia	-	-	(11,199)
Foreign	Empresa Distribuidora Sur S.A.	Common immediate parent	Services rendered	Argentina	(35,012)	-	-
		Common immediate parent	Energy sales	Argentina	20,319	24,023	26,337
96,800,460-3	Luz Andes Ltda.	Common immediate parent	Energy sales	Chile	-	732	19,917
		Common immediate parent	Electricity tolls	Chile	1,696	1,486	2,548
		Common immediate parent	Services rendered	Chile	-	-	1,294
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common immediate parent	Energy sales	Colombia	155,432,080	177,490,874	177,111,431
		Common immediate parent	Energy purchases	Colombia	(25,482)	(341,378)	-
		Common immediate parent	Services rendered	Colombia	102,046	128,511	216,572
		Common immediate parent	Services received	Colombia	(156,355)	(285,771)	(544,956)
		Common immediate parent	Loans	Colombia	-	(658,607)	(568,669)
		Common immediate parent	Electricity tolls	Colombia	(24,036,652)	(23,676,437)	(22,164,546)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Electricity tolls	Argentina	-	(5,850)	-
		Associate	Services received	Argentina	(586,483)	(517,069)	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common immediate parent	Energy sales	Peru	82,950,522	98,807,132	113,677,669
		Common immediate parent	Electricity tolls	Peru	(122,031)	(137,978)	(179,444)
		Common immediate parent	Services received	Peru	-	-	(57,535)
		Common immediate parent	Services rendered	Peru	141,190	100,105	9,648
Foreign	Endesa Latinoamericana S.A.	Common immediate parent	Services received	Spain	-	-	(2,891)
Foreign	Endesa Brasil S.A.	Associate	Services rendered	Brazil	-	-	427,898
		Associate	Loans	Brazil	-	-	(3,866,183)
Foreign	Endesa Generación	Common immediate parent	Fuel consumption	Spain	(47,540,061)	(41,522,504)	-
Foreign	Endesa Trading.	Common immediate parent	Fuel consumption	Spain	-	(705,859)	-
Foreign	Empresa de Energía de Piura S.A.	Common immediate parent	Energy sales	Peru	856,559	267,642	97,878
		Common immediate parent	Energy purchases	Peru	(141,984)	(2,374,756)	(2,404,335)
		Common immediate parent	Services rendered	Peru	(726,425)	-	-
		Common immediate parent	Services received	Peru	137,866	128,134	206,808
Foreign	Generalima S.A.	Common immediate parent	Services rendered	Peru	1,826,218	23,890	598,179
Foreign	Empresa de Energía de Cundinamarca S.A.	Common immediate parent	Electricity tolls	Colombia	(883,691)	(505,024)	(409,477)
		Common immediate parent	Energy sales	Colombia	9,145,949	8,171,445	8,534,042
76,788,080-4	GNL Quinteros S.A.	Associate	Energy sales	Chile	2,808,698	638,187	5,839,244
		Associate	Services rendered	Chile	835,543	661,296	600
		Associate	Electricity tolls	Chile	-	-	984,760
Foreign	Compañía de Transmisión del Mercosur S.A.	Common immediate parent	Electricity tolls	Argentina	(1,036,437)	(1,225,319)	-
96,806,130-5	Electrogas S.A.	Associate	Natural gas tolls	Chile	(2,734,877)	(2,175,039)	(2,677,343)
		Associate	Fuel consumption	Chile	(428,555)	(697,653)	(237,593)
96,806,130-5	Electrogas S.A.	Associate	Loans	Chile	-	-	10,783
76,418,940-K	GNL Chile S.A.	Associate	Natural gas consumption	Chile	(60,095,868)	(168,238,842)	(132,888,115)
		Associate	Loans	Chile	40,124	21,995	111,779
		Associate	Natural gas transportation	Chile	(34,796,720)	(34,209,731)	(28,679,684)
		Associate	Services rendered	Chile	769,402	220,493	-
96,976,600-0	Gestión Social S.A. (*)	Related to Director	Other services rendered	Chile	-	(49,133)	(71,711)
78,488,290-k	Tironi y Asociados S.A. (*)	Related to Director	Other services rendered	Chile	-	(2,475)	(33,703)
76,107,186-6	ICT Servicios informáticos Ltda.	Common immediate parent	Services received	Chile	(1,090,847)	(1,072,506)	(1,061,463)
		Common immediate parent	Services rendered	Chile	14,936	80,799	97,993
79,913,810-7	Inmobiliaria Manso de Velasco S.A.	Common immediate parent	Services rendered	Chile	2,939	3,403	8,504
		Common immediate parent	Services received	Chile	-	-	(12,831)
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Common immediate parent	Energy sales	Chile	356,056	98,441	128,210
		Common immediate parent	Energy purchases	Chile	(6,119,652)	(1,987,512)	(3,811,001)
		Common immediate parent	Services rendered	Chile	-	-	1,599
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Common immediate parent	Energy sales	Chile	225,833	133,270	26,659
		Common immediate parent	Energy purchases	Chile	(65,184)	(757,930)	3,085
		Common immediate parent	Services rendered	Chile	-	-	(25,269)
		Common immediate parent	Electricity tolls	Chile	(44,504)	(29,745)	(1,935,166)
Foreign	Companhía Interconexao Energética S.A.	Common immediate parent	Electricity tolls	Brazil	1,036,437	1,225,319	-
		Common immediate parent	Loans	Brazil	-	-	(76,201)
Foreign	Carboex S.A.	Common immediate parent	Fuel consumption	Spain	-	(5,042,960)	(39,042,866)
		Common immediate parent	Services received	Spain	-	-	(265,334)
Foreign	Enel Green Power Mexico	Common immediate parent	Services rendered	Mexico	-	-	19,216
Foreign	Enel Energy Europe	Common immediate parent	Services received	Spain	(396,540)	(297,784)	-
Foreign	Central Térmica Manuel Belgrano S.A.	Associate	Loans	Argentina	-	-	287,347
Foreign	Central Térmica San Martin S.A.	Associate	Loans	Argentina	-	-	211,530
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Associate	Loans	Chile	46,444	-	73,518
		Associate	Services rendered	Chile	10,281	-	1,346,719
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Associate	Electricity tolls	Chile	(1,243,417)	(1,219,958)	(1,292,602)
		Associate	Other financial income	Chile	-	-	46,163
		Associate	Other fixed operating expenses	Chile	-	-	199,133
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	Associate	Energy purchases	Chile	(9,295,172)	(6,589,964)	-
		Associate	Natural gas transportation	Chile	(20,937,075)	(20,131,152)	(19,332,811)
		Associate	Loans	Chile	489,864	765,504	2,577,375
		Associate	Energy sales	Chile	95,845	64,914	4,216,934
		Associate	Services received	Chile	(219,671)	(417,892)	(255,407)
Foreign	PH Chucas Costa Rica	Common immediate parent	Services rendered	Costa Rica	236,173	481,177	419,356
Foreign	CENTRAL DOCK SUD	Common immediate parent	Services rendered	Argentina	3,091	-	-
Foreign	Endesa Energía S.A.	Common immediate parent	Natural gas sales	Spain	21,397,171	-	-
		Common immediate parent	Services rendered	Spain	51,722	-	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Common immediate parent	Energy purchases	Chile	(1,148,051)	-	-
Foreign	Enel Ingegneria e Innovazione	Common immediate parent	Services received	Chile	(573,929)	-	-

			Total		227,811,021	143,915,812	236,041,007

(* ) Company related to former Enersis Director Eugenio Tironi Barrios.

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

8.2  Board of Directors and key management personnel

Endesa Chile is managed by Board of Directors which consists of nine members. Each director serves for a three-year term after which they can be reelected

The Board of Directors was elected at the Ordinary Shareholders Meeting held on April 26, 2012. The Chairman, Vice Chairman, and Secretary were designated at the Board meeting also held on April 26, 2012. The new Secretary was designated at the Board meeting held on October 29, 2013.

a)	Accounts receivable and payable and other transactions

•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel

•	Other transactions

No other transactions have taken place between the Company and the members of the Board of Directors and key management personnel.

b)	Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Endesa Chile. The same methodology has been used since 2001 to determine the compensation described below.

The remuneration breaks down as follows:

a.	101.00 UF as a fixed monthly fee, and

b.	66.00 UF per diem for each Board meeting attended.

Both fees are 100% higher for the Chariman and 50% higher for the Vice Chairman.

If any Director of Endesa Chile is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Endesa Chile has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers of Endesa Chile and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Endesa Chile.

Directors’ Committee

Each Directors’ Committee member receives 56.00 UF for each meeting attended, up to a maximum of 12 remunerated meetings per year.

The enactment of Law 20,382 on improved Corporate Governance resulted in the merger of the Directors’ Committee and the Audit Committee.

The following tables show details of the compensation paid to the members of the Board of Directors as of December 31, 2013, 2012, and 2011:

Name	Position	12-31-2013
		Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$

Jorge Rosenblut Ratinoff	Chairman	1/1/13 to 12/31/13	98,197	-	-
Paolo Bondi (1)	Vice Chairman	1/1/13 to 12/31/13	-	-	-
Francesco Buresti (1)	Director	1/1/13 to 12/31/13	-	-	-
Vittorio Corbo	Director	1/1/13 to 12/31/13	49,099	-	-
Jaime Bauza Bauza	Director	1/1/13 to 12/31/13	49,099	-	15,451
Felipe Lamarca Claro	Director	1/1/13 to 12/31/13	49,099	-	15,451
Alfredo Arahuetes Garcia (3)	Director	1/1/13 to 12/31/13	49,099	-	-
Enrique Cibié Bluth (3)	Director	1/1/13 to 12/31/13	49,099	-	15,451
Manuel Morán Casero (1) ; (3)	Director	1/1/13 to 12/31/13	-	-	-

TOTAL			343,691	-	46,352

Name	Position	12-31-2012
		Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$

Jorge Rosenblut Ratinoff	Chairman	1/1/12 to 12/12/31	99,635	-	-
Paolo Bondi (1)	Vice Chairman	1/1/12 to 12/12/31	-	-	-
Jaime Estévez Valencia (2)	Director	1/1/12 to 12/12/31	15,027	-	5,039
Francesco Buresti (1)	Director	1/1/12 to 12/12/31	-	-	-
José María Calvo-Sotelo Ibañez-Martín (2)	Director	1/1/12 to 4/26/12	15,027	-	-
Vittorio Corbo	Director	1/1/12 to 12/12/31	49,817	-	-
Jaime Bauza Bauza	Director	1/1/12 to 12/12/31	49,818	-	15,201
Felipe Lamarca Claro	Director	1/1/11 to 12/31/11	49,818	-	15,201
Alfredo Arahuetes Garcia (3)	Director	04/26/12 to 12/12/31	35,171	-	-
Enrique Cibié Bluth (3)	Director	04/26/12 to 12/12/31	35,171	-	10,162
Manuel Morán Casero (1) ; (3)	Director	04/26/12 to 12/12/31	-	-	-

TOTAL			349,484	-	45,603

Name	Position	12-31-2011
		Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors’ Committee ThCh$

Jorge Rosenblut Ratinoff	Chairman	1/1/11 to 12/31/11	77,843	-	-
Paolo Bondi (1)	Vice Chairman	1/1/11 to 12/31/11	-	-	-
Jaime Estévez Valencia	Director	1/1/11 to 12/31/11	38,921	-	18,916
Francesco Buresti (1)	Director	1/1/11 to 12/31/11	-	-	-
José María Calvo-Sotelo Ibañez-Martín	Director	1/1/11 to 12/31/11	38,921	-	-
Luis de Guindos Jurado	Director	1/1/11 to 12/31/11	38,921	-	-
Vittorio Corbo	Director	1/1/11 to 12/31/11	38,921	-	-
Jaime Bauza Bauza	Director	1/1/11 to 12/31/11	38,921	-	18,916
Felipe Lamarca Claro	Director	1/1/11 to 12/31/11	38,921	-	18,916

TOTAL			311,369	-	56,748

(1) Paolo Bondi, Francesco Buresti, and Manuel Morán waived the fees and allowances due them as Endesa Chile Directors.

(2) Jaime Estévez Valencia and José Maria Calvo-Sotelo served as Directors until the Ordinary Shareholders’ Meeting held on April 26, 2012.

(3) Alfredo Arahuetes, Enrique Cibié, and Manuel Morán were designated Endesa Chile Directors at the Ordinary Shareholders’ Meeting held on April 26, 2012.

c)	Guarantees established by the Company in favor of the Directors

No guarantees have been given to the Directors.

8.3  Compensation for Endesa Chile executives

a)	Remuneration received by key management personnel

Taxpayer ID No. (RUT)	Company Executives
	Name	Position
23,295,610-0	Joaquín Galindo Vélez	Chief Executive Officer
22,357,225-1	Ramiro Alfonsin Balza	Deputy Chief Executive Officer
24,430,233-5	Paulo Jorge Domingues Dos Santos (6)	Regional Electricity Production Officer
24,240,132-8	Fernando Prieto Plaza (2)	Regional Engineering, Projects, and R&D and Innovation Officer
7,893,919-2	José Venegas Maluenda	Regional Energy Management and Sales Officer
7,044,467-4	Fernando Gardeweg Ried (1)	Chief Finance Officer
12,403,710-7	Juan La Fuente Vila (3)	Planning and Control Officer
24,332,937-K	Federico Polemann (4)	Human Resources Officer
12,690,736-2	María Francisca Moya Moreno	Communications Officer
10,673,365-1	Sebastián Fernández Cox	Energy Projects and Planning Officer
7,776,718-5	Luis Ignacio Quiñones Sotomayor (5)	General Counsel

(1)	Mr. Fernando Gardeweg Ried took over as Chief Finance Officer on September 1, 2012, replacing Mr. Eduardo Escaffi Johnson, who resigned on August 27, 2012.
(2)	Mr. Fernando Prieto Plaza took over as Regional Engineering, Projects, and R&D and Innovation Officer on March 1, 2013, replacing Mr. Juan Benabarre Benaiges, who resigned on January 31, 2013.
(3)	Mr. Juan La Fuente Vila took over as Planning and Control Officer on June 1, 2013, replacing Mr. Luis Larumbe Aragón.
(4)	Mr. Federico Polemann took over as Human Resources Officer on July 24, 2013, replacing Ms. Luz María Torm Silva.
(5)	Mr. Luis Ignacio Quiñones took over as General Counsel on November 1, 2013, replacing Mr. Carlos Martin.
(6)	Mr. Paulo Jorge Domingues Dos Santos took over as Regional Electrical Production Officer on November 1, 2013, replacing Mr. Claudio Iglesis Guillard.

The accrued remuneration of key management personnel is the following:

	Balance at
	12-31-2013	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$
Cash compensation	2,072,023	1,989,781	2,000,299
Short-term benefits for employees	629,114	882,323	995,734
Other long-term benefits	1,000,792	627,678	215,192

TOTAL	3,701,929	3,499,782	3,211,225

Incentive plans for main officers and managers

Endesa Chile has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

b)	Guarantees established by the Company in favor of Endesa Chile executives

No guarantees have been given to Endesa Chile executives.

8.4  Compensation plans linked to share price

There are no Board compensation plans linked to the share price.

9.   INVENTORIES

The detail of inventories as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Classes of Inventories	Balance at
	12-31-13	12-31-12	01-01-12
	ThCh$	ThCh$	ThCh$

Supplies for production	27,632,087	41,909,089	31,215,141
Supplies for projects and spare parts	18,522,958	17,453,531	18,060,885

Total	46,155,045	59,362,620	49,276,026

There are no inventories pledged as security for liabilities.

For the period ended December 31, 2013, the figure for raw materials and consumables recognized as expenses were ThCh$307,849,013 (ThCh$732,310,177 and ThCh$676,035,672 as of December 31, 2012 and January 1, 2012, respectively). See Note 24.

As of December 31, 2013, December 31, 2012, and January 1, 2012, no inventories have been written down.

10.  CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Monthly provisional tax payments	50,221,458	39,095,650	62,900,289

VAT tax credit	59,412,638	67,101,005	17,153,939

Tax credit for absorbed profits	13,940,841	41,528,840	-

Tax credit for training expenses	218,000	180,000	2,040

Tax credits from dividends received abroad	28,896,906	-	-

Other	1,704,841	2,774,834	1,997,188

Total	154,394,684	150,680,329	82,053,456

The detail of current tax payables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Income tax	76,264,733	51,717,091	51,997,329

VAT tax charge	8,485,903	8,492,677	11,846,140

Net worth tax	12,791,531	12,748,320	14,593,219

Other	7,017,184	5,415,940	12,028,552

Total	104,559,351	78,374,028	90,465,240

11.  INVESTMENTS ACCOUNTED FOR WITH THE EQUITY METHOD

11.1  Investments accounted for with the equity method

a)	The following tables present the changes in investments in associated companies and joint ventures accounted for with the equity method at December 31, 2013 and 2012:

Changes in Investments in Associates	Relationship	Country	Currency	Ownership Interest	Balance at 1/1/2013	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Increase (Decrease)	Balance at 12/31/2013	Negative Equity Provision	Balance at 12/31/2013
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Electrogas S.A.	Associate	Chile	U.S. dollar	42.5000%	9,030,441	-	4,186,294	(5,080,897)	769,156	777,330	9,682,324	-	9,682,324
Endesa Brasil S.A.	Associate	Brazil	Brazilian real	38.6367%	574,168,681	-	94,402,624	(101,388,548)	(21,447,127)	(2,022,281)	543,713,349	-	543,713,349
GNL Quinteros S.A. (1)	Associate	Chile	U.S. dollar	20.0000%	-	-	4,914,871	(3,088,495)	36,052	7,922,262	9,784,690	(4,987,182)	4,797,508
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.3300%	376,835	-	137,691	-	45,089	-	559,615	-	559,615
Endesa Cemsa S.A.	Associate	Argentina	Argentine peso	45.0000%	2,743,725	-	144,312	-	(487,934)	-	2,400,103	-	2,400,103
Distrilec Inversora S.A. (1) y (2)	Associate	Argentina	Argentine peso	0.8875%	-	-	490,902	-	7,572	(7,363)	491,111	(349,405)	141,706
Centrales Hidroeléctricas de Aysén S.A.	Joint venture	Chile	Chilean peso	51.0000%	66,894,760	5,084,698	(2,294,594)	-	-	-	69,684,864	-	69,684,864
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.0000%	5,710,960	-	362,937	-	-	-	6,073,897	-	6,073,897
Inversiones Gas Atacama Holding Ltda.	Joint venture	Chile	U.S. dollar	50.0000%	96,207,755	-	17,002,146	-	10,418,066	-	123,627,967	-	123,627,967

				TOTAL	755,133,157	5,084,698	119,347,183	(109,557,940)	(10,659,126)	6,669,948	766,017,920	(5,336,587)	760,681,333

Changes in Investments in Associates	Relationship	Country	Currency	Ownership Interest	Balance at 1/1/2012	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Increase (Decrease)	Balance at 12/31/2012	Negative Equity Provision	Balance at 12/31/2012
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Electrogas S.A.	Associate	Chile	U.S. dollar	42.5000%	9,733,400	-	4,283,023	(4,186,063)	(761,847)	(38,072)	9,030,441	-	9,030,441
Endesa Brasil S.A.	Associate	Brazil	Brazilian real	40.4529%	569,012,759	-	107,503,620	(4,249,443)	(97,520,065)	(578,190)	574,168,681	-	574,168,681
GNL Quinteros S.A. (1)	Associate	Chile	U.S. dollar	20.0000%	-	-	5,198,419	(2,738,825)	644,605	782,465	3,886,664	(3,886,664)	-
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.3300%	-	-	388,865	-	(5,373)	(6,657)	376,835	-	376,835
Endesa Cemsa S.A.	Associate	Argentina	Argentine peso	45.0000%	3,428,480	-	(24,718)	-	(660,005)	(32)	2,743,725	-	2,743,725
Distrilec Inversora S.A. (2)	Associate	Argentina	Argentine peso	0.8875%	24,209	-	(404,308)	-	31,531	(839)	(349,407)	349,407	-
Centrales Hidroeléctricas de Aysén S.A.	Joint venture	Chile	Chilean peso	51.0000%	60,050,165	7,140,000	(581,423)	-	-	286,018	66,894,760	-	66,894,760
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.0000%	5,366,245	-	344,715	-	-	-	5,710,960	-	5,710,960
Inversiones Gas Atacama Holding Ltda.	Joint venture	Chile	U.S. dollar	50.0000%	84,810,956	-	18,304,801	-	(6,908,002)	-	96,207,755	-	96,207,755

				TOTAL	732,426,214	7,140,000	135,012,994	(11,174,331)	(105,179,156)	444,693	758,670,414	(3,537,257)	755,133,157
(1) Balances of negative equity reserves are presented in Other non-current financial liabilities.

(2) Significant influence is exercised through the Enersis (Endesa Chile’s parent) 51.5% ownership of Distrilec.

b)	As of December 31, 2013, December 31, 2012, and January 1, 2012, no changes in ownership interest in our investment associates had occurred.

11.2 Additional financial information on investments in associated companies

The following tables show financial information as of December 31, 2013, December 31, 2012, and January 1, 2012 from the Financial Statements of the investments in associates where the Group has significant influence:

	December 31, 2013
Investments with Significant Influence	% Ownership Interest	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	31,020,655	838,347	26,525,440	-	2,162,235	(1,841,541)	320,694
Endesa Brasil S.A.	38.64%	828,001,927	2,190,312,917	507,172,891	806,219,181	1,871,470,844	(1,548,922,343)	322,548,501
Distrilec Inversora S.A.	0.89%	812,462	16,019,631	864,657	-	55,329,841	(14,799)	55,315,042
GNL Quintero S.A.	20.00%	88,131,062	566,951,431	34,063,764	597,031,096	100,431,648	(75,857,214)	24,574,434
Electrogas S.A.	42.50%	4,624,089	39,891,362	9,624,463	12,109,047	17,591,544	(7,741,439)	9,850,104
GNL Chile S.A.	33.33%	82,737,334	79,263	78,005,985	3,131,599	538,715,428	(538,302,314)	413,114

	December 31, 2012
Investments with Significant Influence	% Ownership Interest	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	46,897,389	873,409	41,673,631	-	3,255,026	(3,309,953)	(54,929)
Endesa Brasil S.A.	40.45%	760,292,147	2,272,323,291	444,024,393	861,339,706	2,132,750,328	(1,754,354,455)	378,395,873
Distrilec Inversora S.A.	0.89%	965,234	-	1,013,028	39,323,517	-	(45,557,576)	(45,557,576)
GNL Quintero S.A.	20.00%	72,284,363	541,694,388	27,968,039	610,947,052	101,634,665	(75,642,607)	25,992,058
Electrogas S.A.	42.50%	2,488,996	38,787,769	7,935,168	12,093,501	18,509,416	(8,431,715)	10,077,701
GNL Chile S.A.	33.33%	82,659,263	117,782	78,867,051	2,779,376	863,830,524	(862,663,812)	1,166,712

	January 1, 2012
Investments with Significant Influence	% Ownership Interest	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	49,705,466	820,787	42,907,410	-	3,423,785	(2,868,957)	554,828
Endesa Brasil S.A.	40.45%	711,159,450	2,554,157,698	649,588,123	929,712,165	1,973,427,447	(1,585,844,382)	387,583,065
Distrilec Inversora S.A.	0.89%	1,198,471	2,767,981	1,238,424	-	-	(88,727,910)	(88,727,910)
GNL Quintero S.A.	20.00%	112,362,755	600,607,534	76,192,955	681,146,225	95,676,650	(75,397,751)	20,278,899
Electrogas S.A.	42.50%	2,688,608	44,772,738	9,510,888	15,048,487	17,218,630	(7,430,408)	9,788,222
GNL Chile S.A.	33.33%	89,649,829	420,708	87,166,091	2,924,702	850,177,561	(848,810,789)	1,366,772

None of our associates have published price quotations.

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

- Additional information

i)	Companhia de Interconexão Energética – CIEN

Companhia de Interconexão Energética (“CIEN”), a subsidiary of our associated company Endesa Brasil, was initially in the business of selling electricity in Argentina and Brazil. However, because of the reduction in the availability of power generation and physical guarantee of energy and its associated capacity, the Company has focused its business on a different compensation structure that is not based on the purchase and sale of energy between the countries. Given the strategic importance of the Company’s assets in the relations between Brazil and Argentina, the Company and the Brazilian Government have jointly drawn up a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation. This new plan involves integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian government.

In previous periods, the Argentine and Uruguayan Governments formalized toll payments with the Company to transport energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian government to approve the new business plan and considers that it will probably be approved. In addition, on June 4, 2010 the Company signed a new transmission contract for a six-month period for a total of US$155 million (app. ThCh$ 81,314,550) to cover the energy transmission required by the Argentine government.

Finally, on April 5, 2011, the Diario Oficial (The Official Gazette) published Portarías Ministeriales (Ministerial Decrees) 210/2011 and 211/2011 that equipped Companhia de Interconexao Energética, S.A. (CIEN) with a regulated interconnection line involving payment of a regulated toll. The Receita Anual Permitida (RAP), or income permitted annually, corresponded to 248 million Brazilian reals, to be adjusted according to the Broad National Consumer Price Index (IPCA) every year in June and with the rate to be reviewed every four years. The Line 1 concession lasts until June 2020 and the Line 2 concession until July 2022, with compensation provisions for non-amortized investments. This successfully concludes the change in CIEN’s business model that we had previously reported.

ii)	Ampla and Coelce

On September 11, 2012, the Brazilian government issued Temporary Law 579, which became permanent on January 13, 2013 and directly affects companies holding electric power generation, transmission, and distribution concessions, including Ampla and Coelce (subsidiaries of our associated company Endesa Brasil). Among its provisions, this legislation establishes that the government, as concession grantor, will use the Valor Nuevo de Reemplazo (VNR, New Replacement Value) to make the corresponding indemnity payments to the concessionaires for those assets that have not been amortized at the end of the concession period.

As a result of this new development, our associate’s subsidiaries have changed how they value and classify the amounts they expect to recover in compensation when the concession period ends. The previous approach was based on the historic cost of the investments, and the rights to compensation were recorded as an account receivable. Now, however, they are valued on the basis of the VNR, and the compensation rights are classified as financial assets available for sale. Therefore, at the end of the last fiscal year, a new estimate was made of the amounts Ampla and Coelce expect to receive at the end of the concession period, and ThCh$112,274,835 was recorded as an increase to assets and financial income (ThCh$14,182,820 for Endesa Chile, recorded as participation in the earnings of associates accounted for using the equity method).

-       Restrictions on funds transfers from associated companies

Endesa Brasil must comply with certain financial ratios or covenants, which require a minimum level of equity, that restrict the transferring of assets to its owners. The Company’s ownership interest in Endesa Brasil’s restricted net assets as of December 31, 2013 totaled ThCh$108,669,927.

11.3  Additional information on investments in joint ventures

The following tables present information from the financial statements of the main companies with which Endesa Chile has joint ventures as of December 31, 2013, December 31, 2012, and January 1, 2012:

	December 31, 2013
	% Ownership Interest	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	9,596,488	131,270,190	4,049,634	180,059	-	(4,499,204)	(4,499,204)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,950,498	10,237,702	670,215	1,370,193	2,394,408	(1,668,535)	725,873
Inversiones Gas Atacama Holding Ltda.	50.00%	176,292,080	295,704,711	63,483,879	44,840,436	176,517,866	(142,513,575)	34,004,291

	December 31, 2012
	% Ownership Interest	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,081,574	127,061,491	5,728,373	248,465	-	(1,140,074)	(1,140,074)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,273,653	9,921,635	503,949	1,269,420	2,265,866	(1,576,437)	689,429
Inversiones Gas Atacama Holding Ltda.	50.00%	109,901,311	280,273,935	48,808,533	42,927,589	119,376,455	(82,726,987)	36,649,468

	January 1, 2012
	% Ownership Interest	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,250,367	115,878,802	7,348,428	1,035,256	-	(4,664,851)	(4,664,851)
Transmisora Eléctrica de Quillota Ltda.	50.00%	1,463,786	10,533,846	298,164	966,978	2,310,668	(1,632,824)	677,844
Inversiones Gas Atacama Holding Ltda.	50.00%	93,103,848	314,752,350	77,452,973	45,808,413	260,889,567	(225,125,891)	35,763,676

- Additional information

i)	Gas Atacama:

Among the assets of Gas Atacama, a company in which Endesa Chile holds a 50% interest, is a combined cycle power generation plant in the north of Chile. Since it has been impossible to import natural gas from neighboring countries, Gas Atacama has been forced to generate electricity using other fuels, whose cost increased sharply in the last few months of 2007 due to higher oil prices. Consequently, the Company filed lawsuits in order to get early termination of the agreement it has with the distributing company Emel. On January 25, 2008, the arbitration ruling denied early termination of the agreement. This situation significantly decreased the recoverable value of that plant, and a loss provision for impairment for US$110 million was recognized as of December 31, 2007.

12.  INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2013, December 31, 2012, and January 1, 2012 are detailed as follows:

Intangible Assets, Net	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Identifiable Intangible Assets, Net	56,048,545	55,752,625	45,528,291
Development costs	7,365,667	6,254,623	5,376,265
Easements and water rights	28,962,374	29,572,872	19,925,736
Concessions (1)	7,247,556	9,728,025	12,152,979
Patents, registered trademarks, and other rights	1,824,734	1,482,187	221,420
Computer software	7,876,555	5,943,571	4,772,198
Other identifiable intangible assets	2,771,659	2,771,347	3,079,693

Intangible Assets, Gross	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Identifiable Intangible Assets, Gross	111,708,387	107,765,140	91,977,523
Development costs	7,427,040	6,299,973	5,659,810
Easements and water rights	34,833,865	34,759,360	24,700,484
Concessions (1)	40,203,523	40,142,065	40,156,864
Patents, registered trademarks, and other rights	2,578,733	1,798,218	486,497
Computer software	18,596,553	16,329,438	14,889,444
Other identifiable intangible assets	8,068,673	8,436,086	6,084,424

Accumulated Amortization and Impairment	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Accumulated Amortization and Impairment	(55,659,842)	(52,012,515)	(46,449,232)
Development costs	(61,373)	(45,350)	(283,545)
Easements and water rights	(5,871,491)	(5,186,488)	(4,774,748)
Concessions (1)	(32,955,967)	(30,414,040)	(28,003,885)
Patents, registered trademarks, and other rights	(753,999)	(316,031)	(265,077)
Computer software	(10,719,998)	(10,385,867)	(10,117,246)
Other identifiable intangible assets	(5,297,014)	(5,664,739)	(3,004,731)

(1)  The detail of net concessions is the following:

Concession Holder	Country	Term of Concession	Period to Expiration	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Soc. Concesionaria Túnel El Melón S.A. (Infraestructura Vial) (*)	Chile	23 years	2.5 years	7,247,556	9,728,025	12,152,979

(*) See Note 3.c.1.

The reconciliation of the carrying amounts of intangible assets during the 2013 and 2012 fiscal years is as follows:

Changes in Intangible Assets	Development Costs	Easements and Water Rights	Concessions	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	6,254,623	29,572,872	9,728,025	1,482,187	5,943,571	2,771,347	55,752,625
Changes in identifiable intangible assets
Additions	1,365,305	(1,547)	-	335,933	2,583,972	-	4,283,663
Disposals	(173,662)	-	-	-	(609)	-	(174,271)
Amortization (*)	(15,449)	(651,701)	(2,540,627)	(425,669)	(317,199)	(9,364)	(3,960,009)
Increase (decrease) from foreign exchange difference	51,063	42,387	1,927	14,118	3,033	10,039	122,567
Other increases (decreases)	(116,213)	363	58,231	418,165	(336,213)	(363)	23,970
Total changes in identifiable intangible assets	1,111,044	(610,498)	(2,480,469)	342,547	1,932,984	312	295,920

Closing balance in intangible assets at 12/31/2013	7,365,667	28,962,374	7,247,556	1,824,734	7,876,555	2,771,659	56,048,545
(*) See Note 26, Depreciation and Amortization.
Changes in Intangible Assets	Development Costs	Easements and Water Rights	Concessions	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 1/1/2012	5,376,265	19,925,736	12,152,979	221,420	4,772,198	3,079,693	45,528,291
Changes in identifiable intangible assets
Additions	3,117,101	727,244	-	458,044	10,522,845	25,162	14,850,396
Disposals	(1,081,543)	-	-	-	(2,322)	-	(1,083,865)
Amortization (*)	(39,527)	(378,740)	(2,426,638)	(47,358)	(306,896)	(438,025)	(3,637,184)
Increase (decrease) from foreign exchange difference	72,086	329,180	1,683	5,811	403	40,279	449,442
Other increases (decreases)	(1,189,759)	8,969,452	1	844,270	(9,042,657)	64,238	(354,455)
Total changes in identifiable intangible assets	878,358	9,647,136	(2,424,954)	1,260,767	1,171,373	(308,346)	10,224,334

Closing balance in intangible assets at 12/31/2012	6,254,623	29,572,872	9,728,025	1,482,187	5,943,571	2,771,347	55,752,625

(*) See Note 26, Depreciation and Amortization.

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of December 31, 2013 (see Note 3.d).

As of December 31, 2013, December 31, 2012, and January 1, 2012, the Company does not have significant intangible assets with an indefinite useful life.

13.  GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of December 31, 2013, December 31, 2012, and January 1, 2012:

Company	Opening Balance 1/1/2013	Mergers	Foreign Currency Translation	Closing Balance 12/31/2013
	ThCh$	ThCh$	ThCh$	ThCh$
Hidroeléctrica El Chocón S.A.	10,345,927	-	(1,780,725)	8,565,202
Compañía Eléctrica San Isidro S.A. (**)	4,656,105	(4,656,105)	-	-
Cía. Eléctrica Tarapacá S.A. (**)	-	4,656,105	-	4,656,105
Edegel S.A.A.	81,550,712	-	110,423	81,661,135
Emgesa S.A.E.S.P.	5,194,342	-	19,414	5,213,756

Total	101,747,086	-	(1,650,888)	100,096,198

Company	Opening Balance 1/1/2012	Mergers	Foreign Currency Translation	Closing Balance 12/31/2012
	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pangue S.A. (*)	3,139,337	(3,139,337)	-	-
Hidroeléctrica El Chocón S.A.	12,822,659	-	(2,476,732)	10,345,927
Compañía Eléctrica San Isidro S.A. (*)	1,516,768	3,139,337	-	4,656,105
Edegel S.A.A.	83,779,596	-	(2,228,884)	81,550,712
Emgesa S.A.E.S.P.	5,126,657	-	67,685	5,194,342

Total	106,385,017	-	(4,637,931)	101,747,086

(*) Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A. on May 1, 2012; it is the latter company that legally continues to exist.

(**) Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A. on September 1, 2013; it is the latter company that legally continues to exist. Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá S.A. on November 1, 2013; it is the latter company that legally continues to exist.

The origin of the goodwill is detailed below:

1.	Empresa Eléctrica Pangue S.A.

On July 12, 2002, Endesa Chile acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder Internacional Finance Corporation (IFC).

2.	Hidroeléctrica el Chocón S.A.

On August 31, 1993, Endesa Chile acquired 59% of Hidroeléctrica El Chocón in an international public bidding process held by the Argentine government.

3.	Compañía Eléctrica San Isidro S.A.

On August 11, 2005, Endesa Chile bought the shares of the company Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in the company San Isidro S.A.

4.	Edegel S.A.A.

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, Endesa Chile acquired an additional 29.3974% interest in Edegel S.A.

5.	Emgesa S.A.E.S.P.

On October 23, 1997, Endesa Chile, together with Endesa España., bought 48.5% of Generadora de Electricidad Emgesa de Santa Fé de Bogotá in Colombia. The purchase was made in an international public bidding process held by the Colombian government.

According to the Endesa Chile management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying value as of December 31, 2013 and December 31, 2012 (see Note 3.b).

14.  PROPERTY, PLANT, AND EQUIPMENT

a)	Property, plant, and equipment as of December 31, 2013, December 31, 2012, and January 1, 2012:

Classes of Property, Plant, and Equipment, Net	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Property, Plant, and Equipment, Net	4,692,288,945	4,515,242,392	4,451,020,122
Construction in progress	870,787,402	577,918,459	804,735,394
Land	56,927,135	57,740,580	51,596,797
Buildings	20,737,186	20,349,421	21,207,831
Plant and equipment	3,706,325,553	3,820,223,098	3,538,116,315
Fixtures and fittings	15,585,705	16,230,612	11,540,105
Other	21,925,964	22,780,222	23,823,680

Classes of Property, Plant, and Equipment, Gross	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Property, Plant, and Equipment, Gross	8,102,848,577	7,851,878,297	7,708,750,074
Construction in progress	870,787,402	577,918,459	804,735,394
Land	56,927,135	57,740,580	51,596,797
Buildings	36,365,813	35,374,273	34,553,797
Plant and equipment	7,054,711,195	7,101,159,979	6,738,150,311
Fixtures and fittings	55,297,001	50,924,975	50,232,946
Other	28,760,031	28,760,031	29,480,829

Classes of Accumulated Depreciation and Impairment in Property, Plant, and Equipment	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Total accumulated depreciation and impairment in property, plant, and equipment	(3,410,559,632)	(3,336,635,905)	(3,257,729,952)
Buildings	(15,628,627)	(15,024,852)	(13,345,966)
Plant and equipment	(3,348,385,642)	(3,280,936,881)	(3,200,033,996)
Fixtures and fittings	(39,711,296)	(34,694,363)	(38,692,841)
Other	(6,834,067)	(5,979,809)	(5,657,149)

b)	The detail of, and changes in, property, plant, and equipment during the 2013 and the 2012 fiscal years are as follows:

Changes in 2013	Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Fixtures and Fittings, Net ThCh$	Other Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$
Opening Balance at January 1, 2013	577,918,459	57,740,580	20,349,421	3,820,223,098	16,230,612	22,780,222	4,515,242,392
Additions	386,015,474	-	22,103	1,058,912	575,244	-	387,671,733
Disposals	(547,205)	(751,843)	-	(3,765,956)	(16,072)	-	(5,081,076)
Depreciation Expense	-	-	(1,276,214)	(180,762,512)	(2,842,346)	(854,258)	(185,735,330)
Impairment losses recognized in profit or loss (*)	-	-	-	(6,599,318)	-	-	(6,599,318)
Foreign currency translation differences	1,013,731	57,138	65,224	(14,132,562)	(153,197)	-	(13,149,666)
Other increases (decreases)	(93,613,057)	(118,740)	1,576,652	90,303,891	1,791,464	-	(59,790)
Total changes	292,868,943	(813,445)	387,765	(113,897,545)	(644,907)	(854,258)	177,046,553
Closing balance at December 31, 2013	870,787,402	56,927,135	20,737,186	3,706,325,553	15,585,705	21,925,964	4,692,288,945

Changes in 2012	Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Fixtures and Fittings, Net ThCh$	Other Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$
Opening Balance at January 1, 2012	804,735,394	51,596,797	21,207,831	3,538,116,315	11,540,105	23,823,680	4,451,020,122
Additions	267,598,180	-	-	16,170,937	1,108,956	-	284,878,073
Disposals	(7,976)	(213,187)	-	(115,797)	(90,100)	-	(427,060)
Depreciation expense	-	-	(1,124,692)	(176,676,009)	(2,275,853)	(854,259)	(180,930,813)
Impairment losses recognized in profit or loss (*)	-	-	-	(12,578,098)	-	-	(12,578,098)
Foreign currency translation differences	(1,201,357)	66,619	93,634	(30,884,746)	(125,817)	-	(32,051,667)
Other increases (decreases)	(493,205,782)	6,290,351	172,648	486,190,496	6,073,321	(189,199)	5,331,835
Total changes	(226,816,935)	6,143,783	(858,410)	282,106,783	4,690,507	(1,043,458)	64,222,270
Closing balance at December 31, 2012	577,918,459	57,740,580	20,349,421	3,820,223,098	16,230,612	22,780,222	4,515,242,392

(*) See Note 26, Depreciation and Amortization.

Major additions to property, plant and equipment are investments in operating plants and new projects by ThCh$353,533,733 in 2013 (ThCh$ 281,703,466 in 2012). Highlights the progress in the construction of the Central Hydraulics El Quimbo in Colombia (400 MW), involving additions in 2013 by ThCh$ 150,262,546 (ThCh$ 174,261,499 in 2012).

c)	Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

In Colombia, the Central Hidráulica El Quimbo, a hydroelectric dam with 400W of installed capacity and an average annual generation of some 2,216 GWh, is currently under construction.

d)	Finance leases

As of December 31, 2013, December 31, 2012, and January 1, 2012, property, plant, and equipment includes ThCh$57,721,214, ThCh$118,407,864, and ThCh$130,228,889, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2013			12-31-2012			01-01-2012
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	8,070,754	1,542,836	6,527,918	7,446,617	1,578,558	5,868,059	11,212,425	2,033,642	9,178,783
From one to five years	35,600,427	3,914,413	31,686,013	37,900,651	3,880,045	34,020,606	35,645,470	5,821,408	29,824,062
More than five years	12,129,432	1,198,490	10,930,942	13,016,926	2,211,594	10,805,332	27,619,488	2,457,926	25,161,562
Total	55,800,613	6,655,739	49,144,873	58,364,194	7,670,197	50,693,997	74,477,383	10,312,976	64,164,407

Leasing assets primarily relate to:

1.

Endesa Chile S.A.: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2.

Edegel S.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions BBVA - Banco Continental, Banco de Crédito del Perú, Citibank del Peru, and Banco Internacional del Peru - Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 1.75%, Libor + 2.5%, and Libor + 2.5% as of December 31, 2013, December 31, 2012, and January 1, 2012, respectively.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%.

e)	Operating leases

As of December 31, 2013, December 31, 2012, and January 1, 2012, the total future lease payments under those contracts are as follows:

	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
Less than one year	1,881,393	1,842,470	273,826
From one to five years	7,863,950	7,747,262	1,084,081
More than five years	9,381,984	9,193,709	16,307,666
Total	19,127,327	18,783,441	17,665,573

f)	Other information

1.

As of December 31, 2013, December 31, 2012, and January 1, 2012, Endesa Chile had contractual commitments for the acquisition of property, plant, and equipment amounting to ThCh$2,947,284, ThCh$11,775,412, and ThCh$104,286,787, respectively.

2.

As of December 31, 2013, December 31, 2012, and January 1, 2012, the Group had property, plant, and equipment pledged as security for liabilities in the amount of ThCh$35,100,296, ThCh$57,129,918, and ThCh$154,141,593, respectively (see Note 32).

3.

The Company and its national and foreign subsidiaries have insurance policies for all risks, earthquake, machinery breakdown and damages for business interruption with a US$500 million limit. The premiums associated with these policies are presented proportionally for each company under the line item “Other non-financial current assets”.

4.

The situation of certain assets has changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will be starting up soon. This has resulted in a new supply configuration for the coming years, in which it is expected that these facilities will not need to be used. Therefore, in the 2009 fiscal year, the Company recorded an impairment provision of ThCh$43,999,600 for these assets, which continues in effect.

5.

As a result of the February 27, 2010 earthquake in Chile, some of our Company’s plant and equipment were partially or totally impaired. The impact on our total assets, however, is minor as the only facilities that suffered some damage in infrastructure were the Bocamina I and Bocamina II plants.

Due to these impairments, ThCh$369,643 in assets were written down in the 2010 fiscal year. Additionally, the Company had to incur expenditures related to repair and capital improvements totaling ThCh$9,733,426, primarily at the Bocamina I plant. All of the disbursements incurred were covered by insurance.

Endesa Chile has the necessary insurance coverage for these types of exceptional claims, covering material damage as well as business interruption.

6.

On October 16, 2012, Endesa Chile began the collection process on all of the bank performance bonds guaranteeing compliance with the works and correct, timely execution of these works as specified in the agreement “Bocamina Thermal Plant Expansion Project”, contract ACP-003.06. This is a turnkey project for a 350 MW coal-fired thermal generation plant (“the contract”) signed on July 25, 2007 between Empresa Nacional de Electricidad S.A. (“the owner”) and the consortium consisting of (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor” or “the Consortium”).

These performance bonds total US$74,795,164.44 and UF796,594.29 (approximately US$38,200,000). The amount actually collected on the bonds as of December 31, 2012 was US$93,996,585.73 (app. ThCh$ 49,311,549), with a pending balance still to be collected of US$18,940,294.84 (app. ThCh$ 9,936,268).

Collection made on these bank performance bonds reduced the cost overruns incurred by the company due to breach of contract; they were capitalized into the Project.

Together collecting on the bonds, Endesa Chile has reserved all of the rights conferred upon it under the Contract and applicable national legislation to demand complete, timely compliance with the obligations agreed to by the Contractor.

On October 17, 2012, Endesa Chile filed an arbitration request with the International Chamber of Arbitration of Paris in order to enforce the rights conferred upon it under the Contract.

7.

At the end of the 2012 fiscal year, our subsidiary Compañía Eléctrica Tarapacá S.A. recorded an impairment loss for ThCh$12,578,098 to adjust the book value of its Properties, plants, and equipment to their recoverable value (see Note 3.d).

15.  DEFERRED TAXES

a)  The origin and changes in deferred tax assets and liabilities at December 31, 2013, December 31, 2012, and January 1, 2012 are as follows:

Deferred Tax Assets	Deferred Tax Assets Relating to						Deferred Tax Assets
	Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Losses	Other
Opening Balance at January 1, 2013	47,982,561	3,868,511	471,979	-	8,368,959	1,109,261	61,801,271
Increase (decrease) in profit or loss	(1,213,098)	597,078	(515,971)	-	(9,824,726)	(1,398,992)	(12,355,709)
Increase (decrease) in comprehensive income	(418,615)	-	708,258		-	-	289,643
Foreign currency translation	128,591	12,459	(954)	559	-	(96,200)	44,455
Other increase (decrease)	(2,140,957)	(448,487)	(296,335)	(559)	2,906,228	2,065,912	2,085,802
Closing balance at December 31, 2013	44,338,482	4,029,561	366,977	-	1,450,461	1,679,981	51,865,462

Deferred Tax Assets	Deferred Tax Assets Relating to						Deferred Tax Assets
	Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Losses	Other
Opening Balance at January 1, 2012	57,236,950	14,131,103	761,989	-	-	14,022,548	86,152,590
Increase (decrease) in profit or loss	557,565	(2,696,788)	(512,482)	-	557,746	6,427,649	4,333,690
Increase (decrease) in comprehensive income	-	-	39,792	(65,408)	-	158,459	132,843
Foreign currency translation	1,484,899	(162,132)	(26,059)	(64,360)	-	(749,689)	482,659
Other increase (decrease)	(11,296,853)	(7,403,672)	208,739	129,768	7,811,213	(18,749,706)	(29,300,511)
Closing balance at December 31, 2012	47,982,561	3,868,511	471,979	-	8,368,959	1,109,261	61,801,271

Deferred Tax Liabilities	Deferred Tax Liabilities Relating to					Deferred Tax Liabilities
	Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other
Opening Balance at January 1, 2013	304,780,129	-	-	5,380,041	10,116,930	320,277,100
Increase (decrease) in profit or loss	(16,864,406)	20,099	(10,491)	937,186	963,333	(14,954,279)
Increase (decrease) in comprehensive income	-	-	2,359	(2,213,576)	(61,684)	(2,272,901)
Foreign currency translation	(455,085)	498	-	575	(1,817,043)	(2,271,055)
Other increase (decrease)	3,195,588	(375)	8,132	(97)	1,707,407	4,910,655
Closing balance at December 31, 2013	290,656,226	20,222	-	4,104,129	10,908,943	305,689,520

Deferred Tax Liabilities	Deferred Tax Liabilities Relating to					Deferred Tax Liabilities
	Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other
Opening Balance at January 1, 2012	304,886,153	-	-	880,379	15,744,394	321,510,926
Increase (decrease) in profit or loss	30,876,871	-	10,917	1,352,762	(792,125)	31,448,425
Increase (decrease) in comprehensive income	-	-	-	3,146,856	234	3,147,090
Foreign currency translation	(4,525,633)	-	-	2,760	(1,903,678)	(6,426,551)
Other increase (decrease)	(26,457,262)	-	(10,917)	(2,716)	(2,931,895)	(29,402,790)
Closing balance at December 31, 2012	304,780,129	-	-	5,380,041	10,116,930	320,277,100

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

b)  As of December 31, 2013, December 31, 2012, and January 1, 2012, the Group has not recognized deferred tax assets related to tax losses totaling ThCh$20,174,721, ThCh$25,935,861, and ThCh$5,466,208, respectively (see Note 3.m).

Endesa Chile has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$410,670,845 as of December 31, 2013 (ThCh$517,045,248 and ThCh$210,035,161 at December 31, 2012 and January 1, 2012, respectively).

The Group companies are potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The following table presents a summary of tax periods potentially subject to examination:

Country	Period
Chile	2008-2013
Argentina	2008-2013
Brazil	2008-2013
Colombia	2011-2013
Peru	2009-2013

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

The effects of deferred tax on the components of Other comprehensive income are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	December 31, 2013			December 31, 2012			December 31, 2011
	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$

Available-for-sale financial assets	109	(22)	87	581	(235)	346	(55,554)	9,444	(46,110)
Cash flow hedge	(80,955,947)	14,235,483	(66,720,464)	51,904,650	(19,893,304)	32,011,346	(82,990,326)	17,363,818	(65,626,508)
Foreign currency translation	(18,023,501)	-	(18,023,501)	(126,559,183)	-	(126,559,183)	148,560,224	-	148,560,224
Adjustments from associated companies and joint ventures	10,923,982	-	10,923,982	158,675	-	158,675	(22,722,630)	-	(22,722,630)
Actuarial income on defined-benefit pension plans	(3,618,423)	990,340	(2,628,083)	(4,355,055)	801,138	(3,553,917)	(3,275,638)	537,200	(2,738,438)

Income tax related to components of other income and expenses debited or credited to Equity	(91,673,780)	15,225,801	(76,447,979)	(78,850,332)	(19,092,401)	(97,942,733)	39,516,076	17,910,462	57,426,538

16.  OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Other Financial Liabilities	December 31, 2013		December 31, 2012		January 1, 2012
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Interest-bearing loans	349,285,334	1,535,382,432	403,037,101	1,513,616,717	290,808,945	1,712,294,737
Hedging derivatives (*)	1,590,779	900,927	975,089	5,007,665	184,042	6,555,571
Non-hedging derivatives (**)	164,983	-	-	-	-	-
Other financial liabilities	2,692,425	4,479,250	2,442,846	7,027,436	3,307,030	9,243,595

Total	353,733,521	1,540,762,609	406,455,036	1,525,651,818	294,300,017	1,728,093,903

 (*) See Note 18.2a.

(**) See Note 18.2b.

Interest-bearing borrowings

1.	The detail of short- and long-term interest-bearing borrowings as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Classes of Loans that Accrue Interest	December 31, 2013		December 31, 2012		January 1, 2012
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Bank loans	139,167,439	144,138,738	44,905,191	244,038,846	145,464,457	194,087,333
Unsecured obligations	96,158,257	1,346,203,508	255,588,166	1,214,433,002	83,118,154	1,403,000,187
Secured obligations	4,828,233	-	4,880,687	4,689,387	10,660,476	9,635,108
Finance leases	6,527,918	42,616,954	5,868,059	44,825,938	9,178,783	54,985,624
Other loans	102,603,487	2,423,232	91,794,998	5,629,544	42,387,075	50,586,485

Total	349,285,334	1,535,382,432	403,037,101	1,513,616,717	290,808,945	1,712,294,737

2.	Bank loans by currency and contractual maturity as of December 31, 2013, December 31, 2012, and January 1, 2012 are as follows:

       -    Summary of bank loans by currency and contractual maturity

The fair value of current and non-current bank borrowings as of December 31, 2013 totaled ThCh$257,150,881 (ThCh$284,110,737 and ThCh$332,248,376 as of December 31, 2012 and January 1, 2012, respectively).

Country	Currency	Amortization	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
						Maturity		Total current at 12/31/2013	Maturity			Total Non- current at 12/31/2013 ThCh$
						One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$

Chile	US$	Semi-annually	2.33%	1.77%	Unsecured	403,872	106,087,194	106,491,066	858,299	-	-	858,299
Chile	CH$	Semi-annually	6.00%	6.00%	Unsecured	-	176	176	-	-	-	-
Peru	US$	Quarterly	2.81%	2.78%	Unsecured	2,676,462	2,785,037	5,461,499	22,038,803	27,745,371	-	49,784,174
Argentina	US$	Semi-annually	9.59%	9.31%	Unsecured	6,425,910	4,853,256	11,279,166	1,617,752	-	-	1,617,752
Argentina	Ar$	Semi-annually	31.73%	28.22%	Unsecured	13,579,212	2,168,081	15,747,293	8,913,225	-	-	8,913,225
Colombia	CP	Semi-annually	6.95%	6.84%	Unsecured	-	188,239	188,239	-	-	82,965,288	82,965,288

					Total	23,085,456	116,081,983	139,167,439	33,428,079	27,745,371	82,965,288	144,138,738

Country	Currency	Amortization	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
						Maturity		Total current at 12/31/2012 ThCh$	Maturity			Total Non- current at 12/31/2012 ThCh$
						One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$

Chile	US$	Semi-annually		1.76%	Unsecured	354,739	1,191,983	1,546,722	97,967,390	-	-	97,967,390
Chile	CH$	Semi-annually		6.00%	Unsecured	277	-	277	-	-	-	-
Peru	US$	Quarterly		3.49%	Unsecured	1,806,758	444,835	2,251,593	10,632,998	25,699,999	12,010,552	48,343,549
Argentina	US$	Semi-annually		8.91%	Unsecured	7,214,852	4,421,192	11,636,044	7,368,666	-	-	7,368,666
Argentina	Ar$	Semi-annually		21.63%	Unsecured	18,788,048	8,972,376	27,760,424	7,702,892	-	-	7,702,892
Colombia	CP	Semi-annually		9.20%	Unsecured	1,710,131	-	1,710,131	-	82,656,349	-	82,656,349

					Total	29,874,805	15,030,386	44,905,191	123,671,946	108,356,348	12,010,552	244,038,846

						Current			Non-current
						Maturity			Maturity
Country	Currency	Amortization	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total current at 1/1/2012 ThCh$	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$	Total Non- current at 1/1/2012 ThCh$

Chile	US$	Semi-annually		2.83%	Unsecured	84,500	1,607,710	1,692,210	106,555,130	849,449	-	107,404,579
Peru	US$	Quarterly		3.44%	Unsecured	2,354,628	8,838,878	11,193,506	4,296,544	19,212,039	26,158,087	49,666,670
Peru	Sol	Quarterly		3.85%	Unsecured	3,068	1,541,618	1,544,686	-	-	-	-
Argentina	US$	Semi-annually		5.10%	Unsecured	494,597	6,393,975	6,888,572	17,983,101	1,598,484	-	19,581,585
Argentina	Ar$	Semi-annually		17.66%	Unsecured	28,051,669	9,299,019	37,350,688	15,020,415	2,414,084	-	17,434,499
Colombia	CP	Semi-annually		6.48%	Unsecured	-	86,794,795	86,794,795	-	-	-	-

					Total	30,988,462	114,475,995	145,464,457	143,855,190	24,074,056	26,158,087	194,087,333

-     Identification of Bank Borrowings by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	12-2013
										Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	Five to ten years	More than ten years
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	3.85%	3.80%	At maturity	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.02%	3.96%	Quarterly	228,354	488,235	716,589	1,301,959	13,833,314	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.05%	3.01%	Quarterly	348,176	984,344	1,332,520	2,624,917	1,312,456	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.76%	0.78%	At maturity	2,099,932		2,099,932			-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.42%	3.38%	Quarterly	-	1,312,458	1,312,458	18,111,927	12,599,601	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	3.45%	3.41%	Quarterly	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	2.99%	2.96%	At maturity	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco de Crédito	Peru	US$	1.65%	1.65%	At maturity	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CP	8.44%	8.27%	At maturity	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CP	8.15%	7.91%	Yearly	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Colombia	CP	8.15%	7.91%	Yearly	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CP	8.44%	8.27%	At maturity	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CP	8.44%	8.27%	At maturity	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	6.89%	6.78%	At maturity	-	138,223	138,223	-	-	61,203,901	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	7.01%	6.90%	At maturity	-	50,016	50,016	-	-	21,761,387	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	5.98%	Semi-annually	-	883,679	883,679	858,299	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile	Chile	US$	1.69%	1.01%	At maturity	-	17,296,605	17,296,605	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile (Credit Line)	Chile	Ch$	6.00%	6.00%	At maturity	-	176	176	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Export Development Corpotation Loan	USA	US$	1.57%	1.40%	Semi-annually	380,556	375,606	756,162	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	USA	US$	1.68%	1.00%	At maturity	-	17,296,605	17,296,605	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Scotiabank & Trust Cayman Ltd	Cayman Islands	US$	1.68%	1.00%	At maturity	23,316	26,206,977	26,230,293	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Bank of America	USA	US$	1.66%	1.03%	At maturity	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Mercantil Commercebank	USA	US$	1.68%	1.00%	At maturity	-	10,482,791	10,482,791	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	US$	1.69%	1.01%	At maturity	-	33,544,931	33,544,931	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.NY	USA	US$	1.72%	1.12%	At maturity	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Banco Español de Crédito S.A. N.Y.B.	USA	US$	1.72%	1.12%	At maturity	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	USA	US$	1.83%	1.83%	At maturity	-	-	-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	21.50%	21.50%	At maturity	798,209	-	798,209	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	25.59%	23.00%	At maturity	99,258	-	99,258	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	32.54%	28.50%	At maturity	2,530,765	-	2,530,765	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	35.15%	30.50%	At maturity	1,075,305	-	1,075,305	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	14.00%	16.00%	At maturity	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	20.57%	18.85%	At maturity	531,359	-	531,359	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	20.20%	18.09%	At maturity	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	34.49%	30.00%	At maturity	658,713	-	658,713	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	30.61%	27.00%	At maturity	1,154,665	-	1,154,665	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	31.89%	28.00%	At maturity	1,031,807	-	1,031,807	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	39.84%	34.00%	At maturity	3,450,479	-	3,450,479	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	13.67%	13.25%	Quarterly	3,155,920	-	3,155,920	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated III	Argentina	Ar$	26.44%	23.69%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario	Argentina	Ar$	26.68%	23.89%	At maturity	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated II	Argentina	Ar$	26.96%	24.11%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	8.24%	7.99%	Quarterly	817,499	1,213,314	2,030,813	404,438	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated III	Argentina	Ar$	26.44%	23.69%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	30.42%	27.75%	Semi-annually	1,651,420	-	1,651,420	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated III	Argentina	Ar$	26.44%	23.69%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	25.59%	23.00%	At maturity	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander -Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.24%	7.99%	Quarterly	1,634,992	2,426,628	4,061,620	808,876	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	8.24%	7.99%	Quarterly	817,499	1,213,314	2,030,813	404,438	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated III	Argentina	Ar$	26.44%	23.69%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank -Syndicated II	Argentina	Ar$	26.62%	23.84%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	25.59%	23.00%	At maturity	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	33.70%	29.25%	At maturity	161,254	-	161,254	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro I	Argentina	Ar$	21.94%	20.00%	At maturity	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau- Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	100,275	498,659	598,934	2,050,042	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau- Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	91,555	455,297	546,852	1,871,777	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	87,195	433,616	520,811	1,782,645	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	30,519	151,766	182,285	623,926	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Syndicated IV	Argentina	Ar$	33.84%	30.22%	Semi-annually	13,080	65,042	78,122	267,397	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Industrial and Commercial Bank of China Argentina	Argentina	Ar$	33.84%	30.22%	Quarterly	113,354	563,701	677,055	2,317,438	-	-	-

				Total ThCh$								139,167,439

12-2013	12-2012							01-2012
Non-current	Current			Non-current				Current			Non-current
Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	Five to ten years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non-current
-	-	-	-	-	-	-	-	3,068	1,541,618	1,544,686	-	-	-	-
15,135,273	62,786	444,835	507,621	1,186,227	1,186,227	12,010,552	14,383,006	71,315	-	71,315	1,127,370	1,288,422	13,689,484	16,105,276
3,937,373	18,702	-	18,702	2,391,588	2,391,588	-	4,783,176	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	31,691,033
30,711,528	-	-	-	7,055,183	22,122,184		29,177,367	-	-	1,870,716	1,298,813	17,923,617	12,468,603	-
-	1,725,270	-	1,725,270	-	-	-	-	-	1,870,716	1,750,050	-	-	-	-
-	-	-	-	-	-	-	-	392,849	1,357,201	7,501,425	-	-	-	1,870,361
-	-	-	-	-	-	-	-	1,890,464	5,610,961	-	1,870,361	-	-	-
-	162,350	-	162,350		7,846,933		7,846,933		-	8,977,569				-
-	-	-	-	-	-	-	-	-	8,977,569	26,730,428	-	-	-	-
-	-	-	-	-	-	-	-	-	26,730,428	21,177,566	-	-	-	-
-	383,776	-	383,776	-	18,549,169		18,549,169	-	21,177,566	6,430,876	-	-	-	-
-	126,712	-	126,712	-	6,124,429		6,124,429	-	6,430,876	23,478,356	-	-	-	-
61,203,901	1,037,293	-	1,037,293	-	50,135,818		50,135,818	-	23,478,356	899,681	-	-	-	2,548,345
21,761,387	-	-	-	-	-	-	-	-	-	-	-	-	-	17,055,976
858,299	-	820,076	820,076	1,570,498	-	-	1,570,498	50,233	849,448	-	1,698,896	849,449	-	-
-	-	-	-	15,792,106	-	-	15,792,106	-	-	758,262	17,055,976	-	-	1,486,682
-	277	-	277		-	-	-			-	-	-	-	17,055,976
-	354,739	343,643	698,382	687,160	-	-	687,160	-	758,262	-	1,486,682	-	-	-
-	-	-	-	15,792,106	-	-	15,792,106	-	-	-	17,055,976	-	-	-
-	-	28,264	28,264	23,927,433	-	-	23,927,433	-	-	-	-	-	-	-
-	-	-	-	11,963,716	-	-	11,963,716	-	-	-	-	-	-	-
-	-	-	-	9,570,973	-	-	9,570,973	-	-	34,267	-	-	-	30,494,018
-	-	-	-	18,663,398	-	-	18,663,398	-	-	-	-	-	-	12,921,194
-	-	-	-	-	-	-	-	34,267	-	-	30,494,018	-	-	25,842,388
-	-	-	-	-	-	-	-	-	-	-	12,921,194	-	-	-
-	-	-	-	-	-	-	-	-	-	978,500	25,842,388	-	-	-
-	-	-	-	-	-	-	-	-	-	5,167,489				-
-	395,963	-	395,963	-	-	-	-	978,500	-	3,529,419	-	-	-	-
-	3,395,077	-	3,395,077	-	-	-	-	5,167,489	-	368,142	-	-	-	-
-	1,341,282	-	1,341,282	-	-	-	-	3,529,419	-	3,555,128	-	-	-	-
-	-		-	-	-	-	-	368,142	-	368,366	-	-	-	-
-	659,346	1,881,095	2,540,441	402,562	-	-	402,562	3,555,128	-	1,898,686	-	-	-	-
-	209,414	-	209,414	-	-	-	-	368,366	-	2,509,954	-	-	-	-
-	878,233		878,233	-	-	-	-	1,898,686	-	2,566,218	-	-	-	-
-	1,390,448	-	1,390,448	-	-	-	-	2,509,954	-	6,393,434	-	-	-	-
-	1,239,740	-	1,239,740	-	-	-	-	2,566,218	-	44,820	-	-	-	5,195,104
-	4,347,020	-	4,347,020	-	-	-	-	6,393,434	-	371,720	-	-	-	487,596
-	5,696,590	-	5,696,590	-	-	-	-	44,820	-	-	5,195,104	-	-	-
-	159,475	261,271	420,746	132,576	-	-	132,576	53,063	318,657	565,544	487,596	-	-	3,627,133
-	199,084	326,151	525,235	165,510	-	-	165,510	-	-	-	-	-	-	-
-	555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	167,311	398,233	464,548	3,023,612	603,521	-	609,361
-	339,482	324,633	664,115	-	-	-	-			-	-	-	-	-
-	199,084	326,151	525,235	165,510	-	-	165,510	66,315	398,233	580,745	609,361	-	-	761,701
404,438	379,564	1,105,298	1,484,862	1,842,165	-	-	1,842,165	-	-	100,996	-	-	-	3,017,724
-	248,855	407,689	656,544	206,887	-	-	206,887	82,953	497,792	-	761,701	-	-	-
-	555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	100,996	-	100,996	2,414,203	603,521	-	3,017,724
-	29,777	1,947,796	1,977,573	-	-	-	-	-		-	-	-	-	-
-	555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	100,996	-	929,505	2,414,203	603,521	-	1,219,258
-	98,269	-	98,269	-	-	-	-	-		3,237,740	-	-	-	7,193,241
-	398,343	652,590	1,050,933	331,165	-	-	331,165	132,688	796,817	3,237,647	1,219,258	-	-	7,193,241
808,876	759,134	2,210,596	2,969,730	3,684,336	-	-	3,684,336	40,734	3,197,006	-	6,393,999	799,242	-	-
404,438	379,564	1,105,298	1,484,862	1,842,165	-	-	1,842,165	40,677	3,196,970	1,378,911	6,393,999	799,242	-	4,694,002
-	555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	-	-	-	-	-	-	-
-	547,656	897,204	1,444,860	455,294	-	-	455,294	283,419	1,095,492	-	4,090,481	603,521	-	-
-	195,452	-	195,452	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	293,468	-	293,468	-	-	-	-	-	-	1,030,882	-	-	-	-
-	-	-	-	-	-	-	-	16,968	1,013,914	1,570,870	-	-	-	-
-	-	-	-	-	-	-	-	25,858	1,545,012	1,570,871	-	-	-	-
-	-	-	-	-	-	-	-	25,859	1,545,012	1,227,237	-	-	-	-
-	-	-	-	-	-	-	-	20,196	1,207,041	490,893	-	-	-	-
-	-	-	-	-	-	-	-	8,077	482,816	-	-	-	-	-
2,050,042	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1,871,777	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1,782,645	-	-	-	-	-	-	-	-	-	-	-	-	-	-
623,926	-	-	-	-	-	-	-	-	-	-	-	-	-	-
267,397	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2,317,438	-	-	-	-	-	-	-	-	-	-	-	-	-	-

144,138,738			44,905,191				244,038,846			145,464,457				194,087,333

Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

3.	The detail of Unsecured Liabilities by currency and maturity as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

   -    Summary of unsecured liabilities by currency and maturity

						Current					Non-current
						Maturity			Maturity
Country	Currency	Amortization	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total Current at 12/31/2013 ThCh$	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$	More than ten years ThCh$	Total Non- current at 12/31/2013 ThCh$

Chile	US$	Semi-annually	8.11%	7.99%	Unsecured	9,165,715	-	9,165,715	104,458,309	-	-	159,088,295	263,546,604
Chile	Ch$	Quarterly	6.00%	5.48%	Unsecured	-	6,273,391	6,273,391	9,696,776	9,696,776	130,194,490	144,396,823	293,984,865
Peru	US$	Semi-annually	7.01%	6.89%	Unsecured	862,593	5,164,073	6,026,666	13,835,937	5,249,833	9,536,848	5,249,834	33,872,452
Peru	Sol	Quarterly	6.59%	6.48%	Unsecured	5,655,132	3,763,999	9,419,131	-	-	9,391,474	-	9,391,474
Colombia	CP	Semi-annually	7.32%	7.19%	Unsecured	39,022,019	26,251,335	65,273,354	68,210,526	105,561,815	403,534,976	168,100,796	745,408,113

					Total	54,705,459	41,452,798	96,158,257	196,201,548	120,508,424	552,657,788	476,835,748	1,346,203,508

						Current			Non-current
						Maturity			Maturity
Country	Currency	Amortization	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total current at 12/31/2012 ThCh$	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$	More than ten years ThCh$	Total Non- current at 12/31/2012 ThCh$

Chile	US$	Semi-annually		8.06%	Unsecured	15,065,057	191,984,000	207,049,057	94,914,421	-	-	144,892,812	239,807,233
Chile	Ch$	Quarterly		5.48%	Unsecured	-	6,178,710	6,178,710	9,501,752	9,501,752	106,811,653	166,629,904	292,445,061
Peru	US$	Semi-annually		6.89%	Unsecured	785,915	55,795	841,710	7,688,954	9,566,350	13,472,288	4,783,175	35,510,767
Peru	Sol	Quarterly		6.50%	Unsecured	5,114,847	9,434,412	14,549,259	9,059,897	-	9,378,776	-	18,438,673
Colombia	CP	Semi-annually		8.25%	Unsecured	26,969,430	-	26,969,430	105,165,633	46,070,752	326,451,927	150,542,956	628,231,268

					Total	47,935,249	207,652,917	255,588,166	226,330,657	65,138,854	456,114,644	466,848,847	1,214,433,002

						Current			Non-current
						Maturity			Maturity
Country	Currency	Amortization	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total current at 1/1/2012 ThCh$	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$	More than ten years ThCh$	Total Non- current at 1/1/2012 ThCh$

Chile	US$	Semi-annually		8.36%	Unsecured	16,296,727	-	16,296,727	206,726,825	102,843,263	-	157,356,125	466,926,213
Chile	Ch$	Quarterly		5.17%	Unsecured	31,548,592	6,789,214	38,337,806	9,274,316	9,274,316	83,987,692	275,252,070	377,788,394
Peru	US$	Semi-annually		6.98%	Unsecured	853,625	60,597	914,222	5,049,784	13,692,084	14,632,944	5,195,251	38,570,063
Peru	Sol	Quarterly		6.60%	Unsecured	437,080	57,158	494,238	23,760,221	-	4,817,555	4,817,555	33,395,331
Colombia	CP	Semi-annually		9.11%	Unsecured	-	27,075,161	27,075,161	-	37,890,242	212,561,450	235,868,494	486,320,186

					Total	49,136,024	33,982,130	83,118,154	244,811,146	163,699,905	315,999,641	678,489,495	1,403,000,187

4.	The detail of Secured Liabilities by currency and maturity as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

   -    Summary of secured liabilities by currency and maturity

						Current			Non-current
						Maturity			Maturity
Country	Currency	Amortization	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total Current at 12/31/2013 ThCh$	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$	Total Non- current at 12/31/2013 ThCh$

Peru	Sol	Semi-annually	6.25%	6.16%	Secured	4,828,233	-	4,828,233	-	-	-	-

					Total	4,828,233	-	4,828,233	-	-	-	-

					Current			Non-current
					Maturity			Maturity
Country	Currency	Amortization	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total current at 12/31/2012 ThCh$	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$	Total Non- current at 12/31/2012 ThCh$

Peru	Sol	Semi-annually	6.35%	Secured	132,316	4,748,371	4,880,687	4,689,387	-	-	4,689,387

				Total	132,316	4,748,371	4,880,687	4,689,387	-	-	4,689,387

					Current			Non-current
					Maturity			Maturity
Country	Currency	Amortization	Nominal Interest Rate	Secured/ Unsecured	One to three months ThCh$	Three to twelve months ThCh$	Total current at 1/1/2012 ThCh$	One to three years ThCh$	Three to five years ThCh$	More than five years ThCh$	Total Non- current at 1/1/2012 ThCh$

Peru	US$	Semi-annually	6.15%	Secured	-	10,463,994	10,463,994	-	-	-	-
Peru	Sol	Semi-annually	6.26%	Secured	135,886	60,596	196,482	9,635,108	-	-	9,635,108

				Total	135,886	10,524,590	10,660,476	9,635,108	-	-	9,635,108

The fair value of current and non-current secured and unsecured liabilities with the public as of December 31, 2013 totaled ThCh$1,784,141,097 (ThCh$1,665,722,865 and ThCh$1,884,977,657 as of December 31. 2012 and January 1, 2012, respectively.

-	Secured and Unsecured Liabilities by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	12-2013
										Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	Five to ten years	More than ten years	Total Non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Secured	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.57%	6.47%	Secured	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.25%	6.16%	Secured	4,828,233	-	4,828,233	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.57%	6.47%	Unsecured	143,386	-	143,386	-	5,249,833	-	-	5,249,833
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	Unsecured	-	7,410	7,410	-	-	4,695,737	-	4,695,737
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	Unsecured	145,018		145,018	-	-	4,695,737	-	4,695,737
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.86%	6.75%	Unsecured	84,523	3,756,589	3,841,112	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.61%	6.50%	Unsecured	-	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.54%	6.44%	Unsecured	-	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.74%	6.63%	Unsecured	-	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.70%	6.59%	Unsecured	5,425,591	-	5,425,591	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	Unsecured	143,391	-	143,391	-	-	-	5,249,834	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	Unsecured	-	5,164,073	5,164,073	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	Unsecured	148,259	-	148,259	-	-	4,287,014	-	4,287,014
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	Unsecured	105,649	-	105,649	3,336,269	-	-	-	3,336,269
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.74%	6.63%	Unsecured	159,409	-	159,409	5,249,834	-	-	-	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	Unsecured	86,622	-	86,622	5,249,834			-	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	Unsecured	75,877	-	75,877			5,249,834	-	5,249,834
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A-10 bonds	Colombia	CP	6.89%	6.72%	Unsecured	410,041	-	410,041	57,333,471	-	-	-	57,333,471
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A102 bonds	Colombia	CP	6.89%	6.72%	Unsecured	78,103	-	78,103	10,877,055	-	-	-	10,877,055
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B-103 bonds	Colombia	CP	7.00%	7.00%	Unsecured	2,793,820	-	2,793,820	-	46,227,482	-	-	46,227,482
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A5 bonds	Colombia	CP	5.54%	5.43%	Unsecured	13,546,078	-	13,546,078	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B10 bonds	Colombia	CP	7.64%	7.43%	Unsecured	452,160	-	452,160	-	-	43,524,534	-	43,524,534
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B15 bonds	Colombia	CP	7.96%	7.73%	Unsecured	163,078	-	163,078	-	-	-	15,091,913	15,091,913
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	E5-09 bonds	Colombia	CP	9.27%	9.27%	Unsecured	-	26,251,335	26,251,335	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B09-09 bonds	Colombia	CP	7.76%	7.55%	Unsecured	1,116,939	-	1,116,939	-	59,334,333	-	-	59,334,333
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B12 bonds	Colombia	CP	7.97%	7.74%	Unsecured	470,239	-	470,239	-	-	24,359,164	-	24,359,164
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	CP	10.17%	10.17%	Unsecured	2,327,070	-	2,327,070	-	-	24,481,561	-	24,481,561
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds	Colombia	CP	10.17%	10.17%	Unsecured	16,722,841	-	16,722,841	-	-	174,754,259	-	174,754,259
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B10 bonds	Colombia	CP	5.34%	5.24%	Unsecured	222,497	-	222,497	-	-	81,524,318	-	81,524,318
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B15 bonds	Colombia	CP	5.46%	5.36%	Unsecured	151,650	-	151,650	-	-	-	54,347,606	54,347,606
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B12-13 bonds	Colombia	CP	6.85%	6.68%	Unsecured	379,429	-	379,429	-	-	-	98,661,277	98,661,277
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B6-13 bonds	Colombia	CP	6.08%	5.95%	Unsecured	142,037	-	142,037	-	-	41,454,410	-	41,454,410
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B6-13 bonds	Colombia	CP	6.08%	5.95%	Unsecured	46,037	-	46,037	-	-	13,436,730	-	13,436,730
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile - 317 Series H	Chile	U.F.	7.17%	6.20%	Unsecured	-	5,792,134	5,792,134	9,696,776	9,696,776	24,241,945	20,890,288	64,525,785
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile - 522 Series M	Chile	U.F.	4.82%	4.75%	Unsecured	-	481,257	481,257	-	-	105,952,545	123,506,535	229,459,080
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	Unsecured	-	-	-		-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	Unsecured	3,770,634	-	3,770,634	104,458,309	-	-	-	104,458,309
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - First Issue S-1	USA	US$	7.96%	7.88%	Unsecured	3,543,987	-	3,543,987	-	-	-	106,741,471	106,741,471
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - First Issue S-2	USA	US$	7.40%	7.33%	Unsecured	1,133,296	-	1,133,296	-	-	-	36,596,392	36,596,392
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - First Issue S-3	USA	US$	8.26%	8.13%	Unsecured	717,798	-	717,798	-	-	-	15,750,432	15,750,432
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile - 264 Series F	Chile	U.F.	6.44%	6.44%	Unsecured	-	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile - 318 Series K	Chile	U.F.	3.86%	3.86%	Unsecured	-	-	-	-	-	-	-	-

				Total	ThCh$							100,986,490					1,346,203,508

12-2012								01-2012
Current			Non-current					Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	Five to ten years	More than ten years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	Five to ten years	More than ten years	Total Non- current
-	-	-	-	-	-	-	-	-	10,463,994	10,463,994	-	-	-	-	-
-	4,748,371	4,748,371	-	-	-	-	-	-	60,596	60,596	4,817,554	-	-	-	4,817,554
132,316	-	132,316	4,689,387			-	4,689,387	135,886	-	135,886	4,817,554	-	-	-	4,817,554
130,640	-	130,640	-	-	4,783,175	-	4,783,175	141,895	-	141,895	-	-	5,195,251	-	5,195,251
-	7,400	7,400	-	-	4,689,388	-	4,689,388	-	7,603	7,603	-	-	-	4,817,555	4,817,555
144,821	-	144,821	-	-	4,689,388	-	4,689,388	148,780	-	148,780	-	-	4,817,555	-	4,817,555
84,409	-	84,409	3,751,510	-	-	-	3,751,510	86,706	-	86,706	3,854,084	-	-	-	3,854,084
4,775,750	-	4,775,750	-	-	-	-	-	-	33,597	33,597	4,817,555	-	-	-	4,817,555
-	4,722,091	4,722,091	-	-	-	-	-	-	15,958	15,958	4,817,555	-	-	-	4,817,555
-	4,704,921	4,704,921	-	-	-	-	-	88,723	-	88,723	4,817,555	-	-	-	4,817,555
109,867	-	109,867	5,308,387	-	-	-	5,308,387	112,871	-	112,871	5,453,472	-	-	-	5,453,472
130,645	-	130,645	-	-	-	-	-	141,900	-	141,900	-	-	-	5,195,251	5,195,251
-	55,795	55,795	4,649,246	-	-	4,783,175	9,432,421	-	60,597	60,597	5,049,784	-	-	-	5,049,784
135,080	-	135,080	-	-	3,905,938	-	3,905,938	146,718	-	146,718	-	4,242,442	-	-	4,242,442
96,257	-	96,257	3,039,708	-	-	-	3,039,708	104,550	-	104,550	-	3,301,582	-	-	3,301,582
145,239	-	145,239	-	4,783,175	-	-	4,783,175	157,752	-	157,752	5,195,251	-	-	-	5,195,251
78,922	-	78,922	-	4,783,175	-	-	4,783,175	85,722	-	85,722	5,195,251	-	-	-	5,195,251
69,132	-	69,132	-	-	4,783,175	-	4,783,175	75,088	-	75,088	-	5,195,251	-	-	5,195,251
469,671	-	469,671	56,910,929	-	-	-	56,910,929	-	534,079	534,079	-	-	56,169,355	-	56,169,355
89,461	-	89,461	9,864,217	-	-	-	9,864,217	-	101,729	101,729	-	-	9,747,283	-	9,747,283
183,657	-	183,657	-	-	-	15,040,745	15,040,745	-	3,654,924	3,654,924	-	-	45,470,431	-	45,470,431
3,205,705	-	3,205,705	-	46,070,752	-	-	46,070,752	-	116,036	116,036	-	13,223,871	-	-	13,223,871
511,529	-	511,529	-	-	43,376,968	-	43,376,968	-	575,302	575,302	-	-	42,811,747	-	42,811,747
1,261,346	-	1,261,346	-	-	59,133,165	-	59,133,165	-	205,704	205,704	-	-	-	14,844,758	14,844,758
529,504	-	529,504	-	-	24,276,576	-	24,276,576	-	1,146,419	1,146,419	-	24,666,371	-	-	24,666,371
134,607	-	134,607	13,398,459	-	-	-	13,398,459	-	1,416,305	1,416,305	-	-	58,362,634	-	58,362,634
1,161,554	-	1,161,554	24,992,028	-	-	-	24,992,028	-	592,993	592,993	-	-	-	23,960,242	23,960,242
2,318,404	-	2,318,404	-	-	24,390,398	-	24,390,398	-	2,288,195	2,288,195	-	-	-	24,072,581	24,072,581
16,660,570	-	16,660,570	-	-	175,274,820	-	175,274,820	-	16,443,475	16,443,475	-	-	-	172,990,913	172,990,913
264,062	-	264,062	-	-	-	81,301,327	81,301,327	-	-	-	-	-	-	-	-
179,360	-	179,360	-	-	-	54,200,884	54,200,884	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	5,731,907	5,731,907	9,501,752	9,501,752	23,754,380	25,021,345	67,779,229	-	5,653,703	5,653,703	9,274,316	9,274,316	23,185,792	28,612,795	70,347,219
-	446,803	446,803	-	-	83,057,273	141,608,559	224,665,832	-	436,109	436,109	-	-	60,801,900	157,707,946	218,509,846
6,679,443	191,984,000	198,663,443	-	-	-	-	-	7,225,533	-	7,225,533	206,726,825	-	-	-	206,726,825
3,449,713	-	3,449,713	94,914,421	-	-	-	94,914,421	3,731,750	-	3,731,750	-	102,843,263	-	-	102,843,263
3,242,355	-	3,242,355	-	-	-	97,491,553	97,491,553	3,507,440	-	3,507,440	-	-	-	105,516,202	105,516,202
1,036,841	-	1,036,841	-	-	-	33,456,554	33,456,554	1,121,609	-	1,121,609	-	-	-	36,254,989	36,254,989
656,705	-	656,705	-	-	-	13,944,705	13,944,705	710,395	-	710,395	-	-	-	15,584,934	15,584,934
-	-	-	-	-	-	-	-	31,548,592	-	31,548,592	-	-	-	-	-
-	-	-	-	-	-	-	-	-	699,402	699,402	-	-	-	88,931,329	88,931,329

		260,468,853					1,219,122,389			93,778,630					1,412,635,295

Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured obligations detailed above.

-	Detail of Finance Lease Obligations

Taxpayer ID No.	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	12-2013
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non- current
91,081,000-6	Empresa Nacional de Electricidad S.A	Chile	87,509,100-K	Abengoa Chile	Chile	US$	6.50%	-	1,193,881	1,193,881	2,625,612	2,978,035	10,930,941	-	16,534,588
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.00%	1,347,864	3,986,173	5,334,037	14,566,758	11,515,608	-	-	26,082,366

				Total	ThCh$					6,527,918					42,616,954

12-2012								01-2012
Current			Non-current					Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non- current
-	1,025,604	1,025,604	2,255,535	2,558,284	8,000,515	3,405,252	16,219,586	1,041,741	-	1,041,741	2,291,023	2,598,536	8,126,396	5,639,145	18,655,100
1,231,661	3,610,794	4,842,455	11,478,411	17,127,941	-	-	28,606,352	1,918,477	6,218,565	8,137,042	10,519,276	14,415,305	11,395,943	-	36,330,524

		5,868,059					44,825,938			9,178,783					54,985,624

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

   -    Other Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	12-2013
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	73,993,677	-	73,993,677	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	22,907,475	-	22,907,475	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%	3,249,165	2,171,469	5,420,634	1,447,643	-	-	1,447,643
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	-	-	-	-	-	-	-
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.67%	-	281,066	281,066	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Other	Argentina	Ar$	19.79%	-	-	-	-	975,589	-	975,589
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.78%	635	-	635	-	-	-	-
96,589,170-6	Empresa Eléctrica Pangue	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-		-	-	-

				Total ThCh$						102,603,487				2,423,232

		12-2012					01-2012
Current			Non-current				Current			Non-current
Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
70,025,348	-	70,025,348	-	-	-	-	7,749,998	14,969,290	22,719,288	12,851,153	37,735,332	-	50,586,485
14,355,259	-	14,355,259	-	-	-	-	-	13,925,511	13,925,511	-	-	-	-
1,791,317	3,600,814	5,392,131	5,629,544	-	-	5,629,544	679,866	1,133,110	1,812,976	-	-	-	-
2,022,260	-	2,022,260	-	-	-	-	3,929,271	-	3,929,271	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	2	-	2	-	-	-	-
-	-						27	-	27	-	-	-	-

		91,794,998				5,629,544			42,387,075				50,586,485

Appendix No. 4 letter d) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle these Other Obligations.

5.	Hedged debt

Of the U.S. dollar denominated debt held by Endesa Chile, as of December 31, 2013, ThCh$754,177,869 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (see Note 3.k). As of December 31, 2012 and January 1, 2012, these amounts were ThCh$663,941,868 and ThCh$739,686,386 respectively.

The following table details changes in “Reserve for cash flow hedges” as of December 31, 2013, December 31, 2012, and January 1, 2012 due to exchange differences of this debt:

HEDGING RESERVE	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
Balance in hedging reserves (hedging income) at beginning of year	57,592,447	42,149,742	101,149,888
Foreign currency exchange differences recorded in net equity	(41,334,780)	30,348,917	(47,549,956)
Recognition of foreign currency exchange differences in profit (loss)	(13,763,582)	(14,713,619)	(12,505,769)
Foreign currency translation differences	(128,301)	(192,593)	1,055,579

Balance in hedging reserves (hedging income) at year end	2,365,784	57,592,447	42,149,742

6.	Other information

As of December 31, 2013, the Endesa Chile has long-term lines of credit available for use amounting to ThCh$153,458,192 (ThCh$193,708,000 and ThCh$199,892,000 as of December 31, 2012 and January 1, 2012, respectively).

17. RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

-	Compliance with good corporate governance standards.

-	Strict compliance with all the Group’s internal policies.

-	Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management.

II.	Criteria regarding counterparts.

III.	Authorized operators.

-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

-

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Endesa Chile policies, standards, and procedures.

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

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 71% as of December 31, 2013.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

The financial debt structure of the Endesa Chile Group detailed by fixed and/or hedged and floating interest rate, net of hedging derivative instruments, is as follows:

Net position:

	12-31-2013	12-31-2012	01-01-2012
	%	%	%
Fixed interest rate	71%	74%	81%
Floating interest rate	29%	26%	19%
Total	100%	100%	100%

17.2. Exchange rate risk

Exchange rate risks involve basically the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

-	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.

-	Income in Group companies directly linked to changes in the dollar.

-	Cash flows from foreign subsidiaries to Chilean parent companies which are exposed to exchange rate fluctuations.

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

17.3. Commodities risk

The Endesa Chile Group has a risk exposure to price changes in certain commodities, basically due to:

-	Purchases of fuel used to generate electricity.

-	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Company is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2013, the Group has no derivative operations in effect for commodities. As of December 31, 2012, the Group had swap operations for 462,000 barrels of Brent crude oil for January 2013, and 365,000 tons of coal for February through June of 2013. (As of January 1, 2012, there were no hedging instruments in effect.)

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities (see Note 18.3.a).

17.4. Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 16 and 18, and Appendix No. 4, respectively.

As of December 31, 2013, the Endesa Chile Group has cash and cash equivalent totaling ThCh$323,807,379 and unconditionally available lines of long-term credit totaling ThCh$153,458,192. As of December 31, 2012, the Endesa Chile Group had ThCh$235,677,733 in cash and cash equivalents and ThCh$193,708,000 in unconditionally available lines of long-term credit (ThCh$389,768,271 and ThCh$199,892,000 respectively, as of January  1, 2012).

17.5. Credit risk

The Endesa Chile Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts.

In some countries, regulations allow the suspension of energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very low.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade) with thresholds established for each entity.

Banks that have received investment grade ratings from the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments may be backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

Derivative instruments are entered into with entities with solid creditworthiness; all derivative transactions are performed with entities with investment grade ratings.

17.6. Risk measurement:

The Endesa Chile Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

-	Financial debt.

-	Hedge derivatives for debt, dividends, and projects.

The VaR determined represents the potential loss in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

-	U.S. dollar Libor interest rate.

-	The different currencies with which our companies operate and the customary local indices used in the banking industry.

-	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. The table of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price returns has been applied to simulate the future price scenario.

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

Taking into account the assumptions described above, the VaR of the previously discussed positions, broken down by type of position, is shown in the following table:

Financial Positions	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$

Interest rate	8,035,082	7,882,191
Exchange rate	2,205,128	1,517,921
Correlation	(3,291,060)	(2,552,715)

Total	6,949,150	6,847,397

The VaR positions have varied during the 2013 and 2012 fiscal years depending on the start/maturity of operations throughout each year.

18.  FINANCIAL INSTRUMENTS

18.1 Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	December 31, 2013
	Financial assets held for trading ThCh$	Financial assets at fair value with change in profit or loss ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives for hedging ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	2,063,414	-	-	-	-	21,128,524
Other financial assets	-	-	944,540	379,672,724	-	-

Total Current	2,063,414	-	944,540	379,672,724	-	21,128,524

Equity instruments	-	-	-	-	4,043,782	-
Derivative instruments	-	-	-	-	-	16,507
Other financial assets	-	-	-	131,597,410	-	-

Total Non-current	-	-	-	131,597,410	4,043,782	16,507

Total	2,063,414	-	944,540	511,270,134	4,043,782	21,145,031

	December 31, 2012
	Financial assets held for trading ThCh$	Financial assets at fair value with change in profit or loss ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives for hedging ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	-	-	-	-	-	51,876
Other financial assets	-	25,067,909	-	293,171,202	-	-

Total Current	-	25,067,909	-	293,171,202	-	51,876

Equity instruments	-	-	-	-	4,002,277	-
Derivative instruments	-	-	-	-	-	29,200,554
Other financial assets	-	-	-	147,066,310	-	-

Total Non-current	-	-	-	147,066,310	4,002,277	29,200,554

Total	-	25,067,909	-	440,237,512	4,002,277	29,252,430

	January 1, 2012
	Financial assets held for trading ThCh$	Financial assets at fair value with change in profit or loss ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives for hedging ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	47,504	-	-	-	-	723,067
Other financial assets	-	-	-	382,782,486	-	-

Total Current	47,504	-	-	382,782,486	-	723,067

Equity instruments	-	-	-	-	3,945,407	-
Derivative instruments	-	-	-	-	-	9,385,907
Other financial assets	-	-	-	151,769,908	-	-

Total Non-current	-	-	-	151,769,908	3,945,407	9,385,907

Total	47,504	-	-	534,552,394	3,945,407	10,108,974

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	December 31, 2013

	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in profit or loss ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	-	-	351,977,759	-
Derivative instruments	164,983	-	-	1,590,779
Other financial liabilities	-	-	727,665,171	-

Total Current	164,983	-	1,079,642,930	1,590,779

Interest-bearing loans	-	-	1,539,861,682	-
Derivative instruments	-	-	-	900,927

Total Non-current	-	-	1,539,861,682	900,927

Total	164,983	-	2,619,504,612	2,491,706

	December 31, 2012

	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in profit or loss ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	-	2,022,260	403,457,687	-
Derivative instruments	-	-	-	975,089
Other financial liabilities	-	-	536,376,308	-

Total Current	-	2,022,260	939,833,996	975,089

Interest-bearing loans	-	-	1,520,644,153	-
Derivative instruments	-	-	-	5,007,665

Total Non-current	-	-	1,520,644,153	5,007,665

Total	-	2,022,260	2,460,478,149	5,982,754

	January 1, 2012

	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in profit or loss ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	-	3,929,271	286,879,674	-
Derivative instruments	807,105	-	-	184,042
Other financial liabilities	-	-	481,706,801	-

Total Current	807,105	3,929,271	768,586,475	184,042

Interest-bearing loans	-	-	1,712,294,737	-
Derivative instruments	-	-	-	6,555,571
Other financial liabilities	-	-	9,243,595	-

Total Non-current	-	-	1,721,538,332	6,555,571

Total	807,105	3,929,271	2,490,124,807	6,739,613

18.2 Derivative instruments

The risk management policy of the Endesa Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedges as follows:

-	Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

-	Fair value hedges: Those that hedge the fair value of the underlying hedged item.

-

Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2013, December 31, 2012, and January 1, 2012, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2013				December 31, 2012				January 1, 2012
	Asset		Liability		Asset		Liability		Asset		Liability
	Current ThCh$	Non- current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non- current ThCh$
Interest rate hedge:	-	6,692	1,215,744	892,361	-	-	78,464	4,586,456	-	-	91,829	6,454,964
Cash flow hedge	-	6,692	1,215,744	892,361	-	-	78,464	4,586,456	-	-	91,829	6,454,964
Exchange rate hedge:	21,128,524	9,815	375,035	8,566	51,876	29,200,554	896,625	421,209	723,067	9,385,907	92,213	100,607
Cash flow hedge	21,128,524	9,815	375,035	8,566	51,876	29,200,554	896,625	421,209	723,067	9,385,907	92,213	100,607

Total	21,128,524	16,507	1,590,779	900,927	51,876	29,200,554	975,089	5,007,665	723,067	9,385,907	184,042	6,555,571

-	General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of Hedge Instruments	Description of Hedge Instrument	Description of Hedged Instrument	Fair Value of Hedged Instruments	Fair Value of Hedged Instruments	Fair Value of Hedged Instruments	Type of Risks Hedged
			12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

SWAP	Interest rate	Bank borrowings	(2,108,105)	(4,664,920)	(6,546,793)	Cash flow
SWAP	Exchange rate	Unsecured obligations (bonds)	20,761,430	27,934,596	9,916,154	Cash flow

For the years ended December 31, 2013, 2012, and 2011, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

b)	Financial derivative instrument assets and liabilities at fair value with changes in net income

As of December 31, 2013, December 31, 2012, and January 1, 2012, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2013				December 31, 2012				January 1, 2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non-current ThCh$	Non- current ThCh$

Non-hedging derivative instruments	2,063,414	164,983	-	-	-	-	-	-	47,504	807,105	-	-

c)	Other information on derivatives

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2013, December 31, 2012, and January 1, 2012:

	December 31, 2013
		Notional value
Financial Derivatives	Fair value ThCh$	Less than one year ThCh$	1-2 years ThCh$	2-3 years ThCh$	3-4 years ThCh$	4-5 years ThCh$	More than 5 years ThCh$	Total ThCh$
Interest rate hedge:	(2,101,413)	110,136,027	6,659,398	6,659,398	9,766,945	-	-	133,221,768
Cash flow hedge	(2,101,413)	110,136,027	6,659,398	6,659,398	9,766,945	-	-	133,221,768
Exchange rate hedge:	20,754,738	229,800,552	1,041,243	-	-	-	-	230,841,795
Cash flow hedge	20,754,738	229,800,552	1,041,243	-	-	-	-	230,841,795
Derivatives not designated for hedge accounting	1,898,431	128,427,671	-	-	-	-	-	128,427,671

Total	20,551,756	468,364,250	7,700,641	6,659,398	9,766,945	-	-	492,491,234

Financial Derivatives	December 31, 2012
		Notional value
	Fair value ThCh$	Less than one year ThCh$	1-2 years ThCh$	2-3 years ThCh$	3-4 years ThCh$	4-5 years ThCh$	More than 5 years ThCh$	Total ThCh$
Interest rate hedge:	(4,664,920)	5,298,212	100,762,256	6,092,611	6,092,611	8,935,672	-	127,181,363
Cash flow hedge	(4,664,920)	5,298,212	100,762,256	6,092,611	6,092,611	8,935,672	-	127,181,363
Exchange rate hedge:	27,934,596	9,407,392	198,183,568	65,598	-	-	-	207,656,557
Cash flow hedge	27,934,596	9,407,392	198,183,568	65,598	-	-	-	207,656,557

Total	23,269,676	14,705,604	298,945,824	6,158,209	6,092,611	8,935,672	-	334,837,920

Financial Derivatives	January 1, 2012
		Notional value
	Fair value	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(6,546,793)	9,479,132	5,731,377	107,702,257	5,292,723	5,292,723	8,368,224	141,866,438
Cash flow hedge	(6,546,793)	9,479,132	5,731,377	107,702,257	5,292,723	5,292,723	8,368,224	141,866,438
Exchange rate hedge:	9,916,154	-	-	209,977,060	-	-	-	209,977,060
Cash flow hedge	9,916,154	-	-	209,977,060	-	-	-	209,977,060
Derivatives not designated for hedge accounting	(759,601)	17,569,294	-	-	-	-	-	17,569,294

Total	2,609,760	27,048,426	5,731,377	317,679,317	5,292,723	5,292,723	8,368,224	369,412,792
The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

18.3 Fair value hierarchies

a)	Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.f.5.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2013, December 31, 2012, and January 1, 2012:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2013 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$

Financial Assets
Financial derivatives designated as cash flow hedge	21,145,031	-	21,145,031	-
Financial derivatives not designated for hedge accounting	2,063,414	-	2,063,414	-
Commodity derivatives designated as cash flow hedge	129,780	-	129,780	-
Financial assets at fair value with change in profit or loss	-	-	-	-
Available-for-sale financial assets, non-current	6,468	6,468	-	-

Total	23,344,693	6,468	23,338,225	-

Financial Liabilities
Financial derivatives designated as cash flow hedge	2,491,706	-	2,491,706	-
Financial derivatives not designated for hedge accounting	164,983	-	164,983	-
Other short-term financial liabilities	-	-	-	-

Total	2,656,689	-	2,656,689	-

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	12-31-2012 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$

Financial Assets
Financial derivatives designated as cash flow hedge	29,252,430	-	29,252,430	-
Commodity derivatives designated as cash flow hedge	784,741	-	784,741	-
Financial assets at fair value with change in profit or loss	25,067,909	25,067,909	-	-
Available-for-sale financial assets, non-current	6,358	6,358	-	-

Total	55,111,438	25,074,267	30,037,171	-

Financial Liabilities
Financial derivatives designated as cash flow hedge	5,982,754	-	5,982,754	-
Commodity derivatives designated as cash flow hedge	32,200	-	32,200	-
Other short-term financial liabilities	2,022,260	-	-	2,022,260

Total	8,037,214	-	6,014,954	2,022,260

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:

	01-01-2012 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$

Financial Assets
Financial derivatives designated as cash flow hedge	10,108,974	-	10,108,974	-
Financial derivatives not designated for hedge accounting	47,504	-	47,504	-
Commodity derivatives designated as cash flow hedge	3,338	-	3,338	-
Financial assets at fair value with change in profit or loss	61,676	61,676	-	-

Total	10,221,492	61,676	10,159,816	-

Financial Liabilities
Financial derivatives designated as cash flow hedge	6,739,613	-	6,739,613	-
Financial derivatives not designated for hedge accounting	807,105	-	807,105	-
Other short-term financial liabilities	3,929,271	-	-	3,929,271

Total	11,475,989	-	7,546,718	3,929,271

b)	The following is the reconciliation between opening and closing balances for financial instruments whose fair value is classified at level 3:

Non-current Interest-bearing borrowings	ThCh$

Balance at January 1, 2012	3,929,271
Total profit recognized in financial profit or loss	(1,907,011)

Balance at December 31, 2012	2,022,260
Total profit recognized in financial profit or loss	(2,022,260)

Balance at December 31, 2013	-

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

19. TRADE AND OTHER PAYABLES

The detail of trade and other payables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	Current			Non-current
Trade and Other Payables	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Trade payables	97,750,747	116,926,554	105,485,376	-	-	-
Other payables	317,000,260	203,532,834	236,265,713	-	-	-

Total	414,751,007	320,459,388	341,751,089	-	-	-

The detail of trade accounts and other payables as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

	Current			Non-current
Trade and Other Payables	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Energy suppliers	74,733,982	80,843,934	71,605,183	-	-	-
Fuel and gas suppliers	23,016,765	36,082,620	33,880,193	-	-	-
Payables for goods and services	188,337,203	115,291,665	154,619,693	-	-	-
Dividends payable to non-controlling interests	73,127,481	54,969,011	39,053,184	-	-	-
Mitsubishi contract (LTSA)	24,837,227	16,988,406	11,514,861	-	-	-
Other payables	30,698,349	16,283,752	31,077,975	-	-	-

Total	414,751,007	320,459,388	341,751,089	-	-	-

  See Note 17.4 for the description of the liquidity risk management policy.

20.  OTHER PROVISIONS

20.1 Provisions

a)	The detail of provisions as of December 31, 2013, December 31, 2012, and January 1, 2012 is as follows:

Provisions	Current			Non-current
	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Provision for legal proceedings	9,025,839	5,260,129	11,249,455	738,840	316,755	316,576
Decommissioning, restoration and rehabilitation costs (*)	-	-	-	20,267,967	19,176,517	11,677,786
Provision for suppliers and services	1,798,849	1,103,908	1,897,986	-	-	-
Provision for employee benefits	15,637,256	11,696,458	8,830,366	-	100,707	65,221
Other	18,222,721	20,364,337	14,370,123	-	-	242,056

Total	44,684,665	38,424,832	36,347,930	21,006,807	19,593,979	12,301,639

(*) See Note 3a.

b)	Changes in provisions as of December 31, 2013, December 31, 2012, and January 1, 2012 are as follows:

Changes in Provisions	Legal Proceedings	Decommissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	5,576,884	19,176,517	33,265,410	58,018,811
Increase (decrease) in existing provisions	5,455,657	-	9,297,563	14,753,220
Provision used	(168,092)	-	(7,000,661)	(7,168,753)
Adjustment for inflation	-	1,085,205	54,712	1,139,917
Foreign currency translation	(425,371)	6,245	99,135	(319,991)
Other increase (decrease)	(674,399)	-	(57,333)	(731,732)
Total Changes in Provisions	4,187,795	1,091,450	2,393,416	7,672,661

Closing Balance al December 31, 2013	9,764,679	20,267,967	35,658,826	65,691,472

Changes in Provisions	Legal Proceedings	Decommissioning, Resoration and Rehabilitation costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2012	11,566,031	11,677,786	25,405,752	48,649,569
Changes in provisions
Additional provisions	-	6,885,645	-	6,885,645
Increase (decrease) in existing provisions	3,524,703	-	4,383,278	7,907,981
Provision used	(10,754,424)	-	(10,376,890)	(21,131,314)
Adjustment for inflation	8,479,603	422,542	54,949	8,957,094
Foreign currency translation	(517,535)	190,544	(359,475)	(686,466)
Other increase (decrease)	(6,721,494)	-	14,157,796	7,436,302
Total Changes in Provisions	(5,989,147)	7,498,731	7,859,658	9,369,242

Closing Balance al December 31, 2012	5,576,884	19,176,517	33,265,410	58,018,811

21.  EMPLOYEE BENEFIT OBLIGATIONS

21.1 General information

Endesa Chile and certain of its subsidiaries in Chile, Colombia, and Argentina provide various post-employment benefits for all or some of its active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.j.1, and include primarily the following:

-	Defined benefit plans

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

Electricity: The beneficiary receives a monthly bonus to cover a portion of his/her billed residential electricity consumption.

Health benefit: The beneficiary receives health coverage in addition to that to which s/he is entitled under his/her social security regime.

-	Other benefits:

Five-year benefits: A benefit certain employees receive after 5 years; begins to accrue from the second year onwards.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

Seniority bonuses in Peru: There is an agreement to give workers (“subject to the collective agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work. This benefit is given according to the following scale:

After 5, 10, and 15 years	–	1 basic monthly salary
After 20 years	–	1 1⁄2 basic monthly salaries
After 25, 30, 35, and 40 years	–	2 1⁄2 basic monthly salaries

-	Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability, or death.

21.2 Details, changes, and presentation in financial statements

a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2013, December 31, 2012, and January 1, 2012 are detailed as follows:

	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$

Post-employment obligations	40,868,802	39,672,411	36,041,426
Total	40,868,802	39,672,411	36,041,426

Non-current portion	40,868,802	39,672,411	36,041,426

b)	The balance and changes in post-employment defined benefit obligations during the 2013 and 2012 fiscal years are as follows:

Net Actuarial Liabilities	ThCh$

Opening Balance at January 1, 2012	36,041,426
Service cost during the period	1,158,442
Net interest cost	2,675,565
Actuarial (gains) losses from changes in financial assumptions	1,442,421
Actuarial (gains) losses from changes in seniority adjustments	2,912,635
Foreign currency translation differences	(224,096)
Contributions paid during the period	(4,334,212)
Personnel transfer	230

Balance at December 31, 2012	39,672,411

Service cost during the period	1,252,990
Net interest cost	2,546,022
Actuarial (gains) losses from changes in financial assumptions	995,219
Actuarial (gains) losses from changes in seniority adjustments	2,623,204
Foreign currency translation differences	(502,403)
Contributions paid during the period	(5,471,428)
Personnel transfer	(247,213)

Balance at December 31, 2013	40,868,802

As of December 31, 2013, of the total amount of post-employment benefit obligations, 37.77% is from defined benefit plans in Chilean companies (36.70% at December 31, 2012); 52.65% is from defined benefit plans provided by our subsidiary Emgesa in Colombia (55.60% at December 31, 2012), 8.02% is from defined benefit plans in the EASA Group in Argentina (6.06% at December 31, 2012), and 1.56% from defined benefit plans granted by Edegel in Peru (1.70% at December 31, 2012).

Group companies make no contributions to funds for financing the payment of these benefits (unfunded).

c)	The following amounts were recognized in the consolidated statement of comprehensive income as of December 31, 2013, 2012, and 2011:

Expense Recognized in Profit or Loss	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
Current service cost for defined benefits plan	1,252,990	1,158,442	2,195,700
Interest cost for defined benefits plan	2,546,022	2,675,565	2,544,632

Expenses recognized in Profit or Loss	3,799,012	3,834,007	4,740,332

Net actuarial (gains) losses	3,618,423	4,355,056	3,275,638

Total expense recognized in Comprehensive Income	7,417,435	8,189,063	8,015,970

21.3 Other disclosures

Actuarial assumptions:

As of December 31, 2013 and 2012 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Colombia		Argentina		Peru
	31-12-2013	31-12-2012	31-12-2013	31-12-2012	31-12-2013	31-12-2012	31-12-2013	31-12-2012

Discount rates used	5.4%	6.0%	7.25%	8.00%	5.50%	5.50%	6.80%	5.55%
Expected rate of salary increases	3.0%	3.0%	4.00%	3.5% - 4.0% - 4.5%	0.00%	0.00%	3.00%	3.00%
Mortality tables	RV 2004	RV 2004	Tabla Colombiana de Mortalidad Rentistas RV08	Tabla Colombiana de Mortalidad Rentistas RV08	RV 2004	RV 2004	RV 2004	RV 2004

Sensitivity:

As of December 31, 2013, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$2,961,820 (ThCh$3,052,186 and ThCh$2,478,385 as of December 31, 2012 and December 31, 2011) if the rate rises and an increase of ThCh$3,508,902 (ThCh$3,608,126 and ThCh$2,918,346 as of December 31, 2012 and December 31, 2011) if the rate falls.

Defined contributions:

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payables to the defined contribution plans by the Group. For the year ended December 31, 2013, the amounts recognized in Edegel as expenses were ThCh$425,242 (ThCh$369,442 and ThCh$325,015 for the years ended December 31, 2012 and 2011, respectively).

Future disbursements:

The estimates available indicate that ThCh$6,829,614 will be disbursed for defined benefit plans in the coming year.

Length of commitments:

The Endesa Group’s obligations have a weighted average length of 14.7 years, and the flow for benefits for the next 5 years and more is expected to be as follows:

Years	ThCh$

1	6,829,614
2	5,189,672
3	5,446,147
4	4,988,618
5	5,005,763
More than 5	31,192,615

22. TOTAL	EQUITY

22.1 Equity attributable to the shareholders of Endesa Chile

22.1.1    Subscribed and paid capital and number of shares

Endesa Chile’s share capital as of December 31, 2013 and 2012 is ThCh$1,331,714,085, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX), There has been no change in the number of shares during the years 2013 and 2012.

Capital contributions made in 1986 and 1994 resulted in share premiums amounting to ThCh$206,008,557.

22.1.2    Dividends

Endesa Chile’s Ordinary Shareholders’ Meeting held on April 26, 2012 approved a dividend policy of distributing 50% of 2012 net income in final dividends; the Board expects to comply with this policy during 2012. Furthermore, it intends to distribute an interim dividend, to be charged against 2012 net income, of up to 15% of net income as of September 30, 2012, as shown in the financial statements at that date. This interim dividend will be paid in January 2013.

In accordance with the above, the Ordinary Shareholders’ Meeting held on April 15, 2013 agreed to distribute a final dividend of Ch$14.28567 per share, for a total distribution of Ch$117,167,652,127, minus the interim dividend of Ch$3.04265 per share paid in January 2013. As a result, the amount left to be distributed to the Company’s shareholders was Ch$11.24302 per share, which was paid on May 9, 2013.

Endesa Chile’s Ordinary Shareholders’ Meeting held on April 25, 2013 approved a dividend policy of distributing 50% of 2013 net income in final dividends; the Board expects to comply with this policy during 2013. Furthermore, it intends to distribute an interim dividend, to be charged against 2013 net income, of up to 15% of net income as of September 30, 2013, as shown in the financial statements at that date. This interim dividend will be paid in January 2014.

The final dividend will be determined by the Ordinary Shareholders’ Meeting to be held in the first four months of 2014.

Fulfillment of the aforementioned dividend plan is subject to the actual net income earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid by the Company in recent years:

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
49	Interim	26-01-2011	6.42895	2010
50	Final	11-05-2011	26.09798	2010
51	Interim	19-01-2012	5.08439	2011
52	Final	17-05-2012	22.15820	2011
53	Interim	24-01-2013	3.04265	2012
54	Final	09-05-2013	11.24302	2012
55	Interim	31-01-2014	3.87772	2013

22.2 Foreign currency translation reserves

The following table details currency translation adjustments attributable to the shareholders of Enersis, in the consolidated statement of financial position as of December 31, 2013, 2012, and 2011:

Reserves for Accumulated Currency Translation Differences	December 31, 2013 ThCh$	December 31, 2012 ThCh$	December 31, 2011 ThCh$
Emgesa S.A.	90,504,354	88,701,327	85,262,487
Generandes Perú S.A.	53,817,903	53,286,339	62,331,378
Gasatacama S.A.	(5,246,916)	(16,793,138)	(9,080,092)
Hidroinvest S.A.	(5,804,721)	(5,773,653)	(5,648,808)
Endesa Argentina S.A.	(4,438,374)	(7,694,500)	(10,784,833)
Hidroelectrica El Chocón S.A.	(41,365,588)	(29,075,486)	(14,204,278)
Endesa Brasil S.A.	(133,472,462)	(107,694,718)	(13,722,525)
Others	396,213	(368,085)	(491,707)

TOTAL	(45,609,591)	(25,411,914)	93,661,622

22.3 Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a sound financial position.

22.4 Restrictions on subsidiaries’ transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transfer of assets to the parent company. The Group’s restricted net assets as of December 31, 2013 from its subsidiaries Edegel and Chocón are ThCh$115,763,295 and ThCh$47,610,895, respectively.

22.5 Other reserves

Other reserves within Equity attributable to shareholders of Endesa Chile as of December 31, 2013, 2012, and 2011 are as follows:

	Balance at January 1, 2013	2013 Changes	Balance at December 31, 2013
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	(25,411,914)	(20,197,677)	(45,609,591)
Cash flow hedges	47,991,711	(63,587,701)	(15,595,990)
Remeasurement of available-for-sale financial assets	3,629	87	3,716
Other miscellaneous reserves	(728,439,301)	(4,325,484)	(732,764,785)

TOTAL	(705,855,875)	(88,110,775)	(793,966,650)

	Balance at January 1, 2012	2012 Changes	Balance at December 31, 2012
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	93,661,622	(119,073,536)	(25,411,914)
Cash flow hedges	17,610,043	30,381,668	47,991,711
Remeasurement of available-for-sale financial assets	3,283	346	3,629
Other miscellaneous reserves	(727,247,133)	(1,192,168)	(728,439,301)

TOTAL	(615,972,185)	(89,883,690)	(705,855,875)

	Balance at January 1, 2011	2011 Changes	Balance at December 31, 2011
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	19,847,960	73,813,662	93,661,622
Cash flow hedges	104,200,016	(86,589,973)	17,610,043
Remeasurement of available-for-sale financial assets	49,393	(46,110)	3,283
Other miscellaneous reserves	(727,647,609)	400,476	(727,247,133)

TOTAL	(603,550,240)	(12,421,945)	(615,972,185)

—	Reserves for foreign currency translation differences: These arise primarily from exchange differences relating to:

-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3); and

-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).

—	Cash flow hedging reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (Note 3.f.4).

—	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their fiscal effect on the available-for-sale investments (see Note 3.f.1).

—	Other reserves:

Other miscellaneous reserves include the following:

I.

In accordance with (Official Bulletin) No. 456 from the Superintendencia de Valores y Seguros de Chile (SVS), included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to IFRS, June 1, 2004, to December 31, 2008.

Please note that, while the Company adopted the IFRS as its statutory accounting standards on January 1, 2009, the date of transition to that international standard used was the same as that used by its parent company, Endesa S.A., January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

II.	Foreign currency translation differences existing at the time of transition to IFRS (IFRS 1 exemption, First Time Adoption).

III.

The effects of business combinations under common control, arising primarily from the creation of the holding company Endesa Brasil in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

22.6 Non-controlling interests

i)	The detail of non-controlling interests is as follows:

		Non-controlling Interests (% financial interest)
		Equity			Profit (Loss)
Companies	%	12-31-2013	12-31-2012	01-01-2012	12-31-2013	12-31-2012	12-31-2011
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Emgesa S.A. E.S.P.	73.13%	686,990,638	666,924,919	644,233,119	168,793,015	147,151,839	93,951,292
Edegel S.A.A	37.54%	168,000,603	164,892,775	163,308,251	27,455,393	19,690,327	26,465,515
Chinango S.A.C.	50.03%	32,047,387	32,238,489	29,152,676	5,086,656	6,057,516	4,088,804
Endesa Costanera S.A.	30.24%	(6,824,508)	(18,741,352)	(6,904,392)	(7,540,189)	(14,333,116)	(6,831,166)
Hidroelectrica El Chocon S.A.	34.63%	28,037,024	29,800,992	33,124,809	3,811,588	4,986,375	4,210,400
Empresa Eléctrica Pehuenche S.A.	7.35%	12,756,939	12,351,472	12,852,583	8,415,147	18,934,978	8,550,930
Compañía Eléctrica Tarapacá S.A. (1)	3.79%	14,685,635	-	-	767,739	-	-
Endesa Eco S.A. (1)	-	-	-	-	496,749	-	-
Compañía Eléctrica San Isidro S.A. (1)	-	-	5,630,530	-	2,344,323	1,676,998	-
Empresa Eléctrica Pangue S.A. (1)	-	-	-	6,529,630	-	583,424	3,926,670
Others	-	152,425	153,105	163,334	(50,963)	(60,742)	(101,087)

TOTAL		935,846,143	893,250,930	882,460,010	209,579,458	184,687,599	134,261,358

(1) On May 1, 2012, Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A. On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., and on November 1, 2013, Endesa Eco was merged with Compañía Eléctrica Tarapacá S.A. It is the latter company that legally continues to exist.

23.  REVENUES

The detail of revenues presented in the Consolidated Statement of Comprehensive Income as of December 31, 2013, 2012, and 2011 is as follows:

	Balance at
Revenues	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Energy sales (1)	1,845,461,249	2,188,395,130	2,225,063,605

Other sales	25,273,582	30,346	35,104
Natural gas sales	25,261,022	-	-
Sales of products and services	12,560	30,346	35,104

Other services rendered	95,169,038	66,719,884	42,740,669
Tolls and transmission	69,856,378	42,372,881	14,607,416
Metering equipment leases	75,660	91,510	83,827
Engineering services	5,054,266	3,800,188	11,896,382
Other services	20,182,734	20,455,305	16,153,044

Total operating revenue	1,965,903,869	2,255,145,360	2,267,839,378

	Balance at
Other Operating Income	12-31-2013	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$

Other revenues (2)	61,528,111	65,239,964	16,425,409

Total other income	61,528,111	65,239,964	16,425,409

(1) Includes ThCh$29,217,154 at December 31, 2012 from agreements corresponding to reconciliation, termination of arbitration, and settling of energy sale prices between Endesa Chile and Compañía de Papeles y Cartones (CMPC).

(2) At December 31, 2013, includes ThCh$33,846,438 (ThCh$0 at December 31, 2012) from new availability agreements in effect starting in December 2012 between our subsidiary Central Costanera S.A. and CAMMESA. In addition, in 2012 the Company recognized ThCh$2,239,336 (ThCh$7,273,992 in 2011) relating to claims under insurance policies covering the Bocamina I power plant business interruption and lost earnings with respect to the Bocamina II plant due to the plant not being operative, amounting to ThCh$ 52,817,785, both activated as a result of the February 27, 2010 earthquake that damaged these plants (see Note 14.f.5).

24.  RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the periods ended December 31, 2013, 2012, and 2011 is as follows:

	Balance at
Raw Materials and Consumables Used	12-31-2013	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$

Energy purchases	(237,676,926)	(310,584,865)	(213,593,880)
Fuel consumption	(307,849,013)	(732,310,177)	(676,035,672)
Transportation costs	(233,607,121)	(235,207,189)	(197,755,417)
Other raw materials and consumables	(51,740,512)	(40,377,697)	(51,748,050)

Total	(830,873,572)	(1,318,479,928)	(1,139,133,019)

25.  EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss as of December 31, 2013, 2012, and 2011 are as follows:

Employee Benefits Expense	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Wages and salaries	(102,926,806)	(85,279,732)	(67,996,496)
Post-employment benefit obligations expense	(1,678,232)	(1,504,362)	(2,523,715)
Social security and other contributions	(18,619,863)	(15,453,692)	(5,246,235)
Other employee expenses	(224,857)	(218,446)	(148,774)

Total	(123,449,758)	(102,456,232)	(75,915,220)

26.  DEPRECIATION, AMORTIZATION, AND IMPAIRMENT LOSSES

The detail of depreciation, amortization, and impairment losses recognized in profit or loss as of December 31, 2013, 2012, and 2011 is as follows:

	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Depreciation	(185,735,330)	(180,930,813)	(167,026,299)
Amortization	(3,960,009)	(3,637,184)	(3,479,052)

Subtotal	(189,695,339)	(184,567,997)	(170,505,351)
Reversal (losses) from impairment (*)	(6,458,953)	(11,117,362)	(9,472,766)

Total	(196,154,292)	(195,685,359)	(179,978,117)

(*) Impairment Losses	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Reversal (loss) from impairment of financial assets (see Note 7)	140,365	1,460,736	(4,024,394)
(Loss) from impairment of goodwill (see Note 13)	-	-	(5,448,372)
(Loss) from impairment of fixed assets (see Note 14.b)	(6,599,318)	(12,578,098)	-

Total	(6,458,953)	(11,117,362)	(9,472,766)

27.  OTHER EXPENSES

Other miscellaneous operating expenses as of December 31, 2013, 2012, and 2011 are as follows:

	Balance at
Other Expenses	12-31-2013	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$

Professional, outsourced, and other services	(28,816,401)	(31,290,097)	(27,745,919)
Other supplies and services	(17,239,304)	(15,298,444)	(16,583,784)
Insurance premiums	(19,417,837)	(16,311,933)	(14,481,652)
Taxes and charges	(16,490,799)	(16,320,126)	(54,252,983)
Repairs and maintenance	(13,504,679)	(12,020,436)	(9,169,020)
Marketing, public relations, and advertising	(602,805)	(718,600)	(1,547,944)
Leases and rental costs	(2,581,257)	(2,519,810)	(2,630,599)
Environmental expenses	(2,414,784)	(3,213,669)	(2,652,610)
Other supplies	(3,883,844)	(3,285,377)	(1,971,253)
Travel expenses	(2,168,389)	(2,492,354)	(1,861,617)
Indemnities and fines	(5,977,302)	(640,344)	(249,257)

Total	(113,097,401)	(104,111,190)	(133,146,638)

28.  OTHER GAINS (LOSSES)

Other gains (losses) as of December 31, 2013, 2012, and 2011 are as follows:

Other Gains (Losses)	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Sale of Charrua transmission lines	2,532,438	-	-
Other assets	824,701	1,422,458	2,010,780

Total	3,357,139	1,422,458	2,010,780

29.  FINANCIAL RESULTS

Financial income and costs as of December 31, 2013, 2012, and 2011 are as follows:

Financial Income	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Income from cash and cash equivalents	12,174,247	11,981,690	22,658,596
Other financial income	6,118,096	2,648,272	5,605,596

Total	18,292,343	14,629,962	28,264,192

Financial Costs	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Financial Costs	(142,666,776)	(148,468,667)	(135,257,667)

Bank loans	(18,750,691)	(22,568,037)	(25,828,606)
Secured and unsecured obligations	(103,384,143)	(105,411,446)	(109,225,126)
Valuation of financial derivatives	(4,854,066)	(4,877,219)	(5,941,616)
Post-employment benefit obligations	(2,546,022)	(2,660,042)	(2,544,632)
Capitalized borrowing costs	24,518,935	23,915,042	29,922,494
Other financial costs	(37,650,789)	(36,866,965)	(21,640,181)

Gain (loss) from indexed assets and liabilities (*)	1,001,573	(1,066,291)	(5,447,396)

Foreign currency exchange differences (**)	(13,756,657)	(12,090,438)	(6,649,911)
Positive	39,657,325	15,770,201	15,446,837
Negative	(53,413,982)	(27,860,639)	(22,096,748)

Total Financial Costs	(155,421,860)	(161,625,396)	(147,354,974)

Total Financial Results	(137,129,517)	(146,995,434)	(119,090,782)

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

Results from Indexed Assets and Liabilities (*)	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Other financial assets (derivative instruments)	4,758,858	5,550,723	8,655,896
Other non-financial assets	9,064	-	-
Trade and other accounts receivable	33,883	7,754	39,420
Current tax assets and liabilities	2,640,499	2,383,296	2,100,153
Other financial liabilities (financial debt and derivative instruments)	(6,428,167)	(8,931,305)	(15,980,262)
Other provisions	(12,564)	(74,945)	(281,472)
Other current non-financial liabilities	-	(1,814)	18,869

Total	1,001,573	(1,066,291)	(5,447,396)

Exchange Differences (**)	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Cash and cash equivalents	2,429,118	(1,401,939)	2,647,753
Other financial assets (derivative instruments)	27,279,969	6,276,291	2,333,430
Other non-financial assets	37,636	53,373	818,472
Trade and other accounts receivable	(3,518,849)	(420,094)	4,561,537
Current tax assets and liabilities	(3,678)	27	(519)
Other financial liabilities (financial debt and derivative instruments)	(34,837,976)	(14,401,345)	(10,086,072)
Trade and other accounts payable	(2,105,672)	(779,903)	(5,584,114)
Other non-financial liabilities	(3,037,205)	(1,416,848)	(1,340,398)

Total	(13,756,657)	(12,090,438)	(6,649,911)

30.  INCOME TAX

The following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” and the income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income at December 31, 2013, 2012, and 2011:

Income Tax	Balance at
	12-31-2013	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$

Current tax expense	(224,469,325)	(210,787,060)	(213,263,163)
Tax benefit from tax assets not previously recognized (credits and/or benefits on current tax)	30,595,472	39,920,277	20,511,576
Adjustments to current tax from the previous period	(549,020)	(1,181,146)	(301,392)
Other current tax expense	(641,266)	(409,335)	(290,463)

Current tax expense, net	(195,064,139)	(172,457,264)	(193,343,442)

Deferred tax income (expense) from origination and reversal of temporary differences	(9,853,759)	5,410,705	(13,986,454)
Deferred tax (income) or expense from tax rate changes or new taxes (*)	10,451	(15,786,397)	-

Deferred tax income (expense), net	(9,843,308)	(10,375,692)	(13,986,454)

Income tax income (expense)	(204,907,447)	(182,832,956)	(207,329,896)

The principal temporary differences are detailed in Note 15.a.

Reconciliation of Tax Expense		31-12-2013 ThCh$		31-12-2012 ThCh$		31-12-2011 ThCh$

INCOME BEFORE TAX		768,413,684		601,855,819		788,465,297

Tax expense using statutory rate	(20.00%)	(153,682,737)	(20.00%)	(120,371,164)	(20.00%)	(157,693,059)
Tax effect of rates in other jurisdictions	(7.61%)	(58,441,486)	(7.44%)	(44,774,217)	(5.03%)	(39,681,126)
Tax effect of non-taxable revenues	8.59%	66,004,129	6.56%	39,485,711	3.74%	29,473,765
Tax effect of non-tax-deductible expenses	(6.31%)	(48,467,799)	(10.06%)	(60,560,721)	(3.77%)	(29,715,812)
Tax effect from change in tax rate (*) (**)	-	10,451	(2.62%)	(15,786,397)	-	-
Tax effect of over-provided tax in previous periods	(0.07%)	(549,020)	(0.20%)	(1,181,146)	(0.04%)	(301,392)
Current tax effects arising from investments	(1.27%)	(9,780,985)	3.38%	20,354,978	(1.19%)	(9,412,272)
Total adjustments to the tax rate and tax expense using statutory rate	(6.66%)	(51,224,710)	(10.38%)	(62,461,792)	(6.30%)	(49,636,837)

Total income tax expense using effective rate	(26.66%)	(204,907,447)	(30.38%)	(182,832,956)	(26.30%)	(207,329,896)

(*)  On July 29, 2010, Law No. 20,455 was passed in Chile, “Modifying different laws to obtain funds to finance the reconstruction of the country.” This law, which was published in the Diario Oficial (Official Gazette) on July 31, 2010, included a temporary First Category tax increase for the 2011 and 2012 business years (to 20% and 18.5%, respectively), with a return to the 17% tax rate for 2013.

Then, on September 27, 2012, Law No. 20,630, which modifies Chilean tax law to finance education reform, was published in the Diario Oficial (Official Gazette). Among other changes, this law increased the First Category tax rate from 18.5% to 20% starting in the 2012 business year.

(**)  Law No. 1607/12 on tax reform was passed in Colombia on December 26, 2012, lowering the income tax rate to 25% (except for foreign companies, whose rate remains at 33%). It also creates a new 8% tax (9% from 2013 to 2015) whose tax base is the same as that used to calculate income tax, but without the inclusion of tax benefits or special deductions.

31.  INFORMATION BY SEGMENT

31.1  Segmentation criteria

Endesa Chile’s activities are organized primarily around its core business, electric energy generation.

In addition, segment information has been organized by the geographical areas in which the Group operates:

—  Chile

—  Argentina

—  Peru

—  Colombia

Given that Endesa Chile’s corporate organization basically matches its business organization and, therefore, the segments organization, the following segment information is based on the financial information of the companies forming each segment.

The following tables present the segment information as of December 31, 2013, December 31, 2012, and January 1, 2012.

31.2 Distribution by country

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
ASSETS	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-201 2 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
CURRENT ASSETS	512,434,448	384,608,631	530,346,053	46,128,070	42,454,666	90,696,940	321,118,496	285,719,119	239,044,005	104,859,261	80,363,360	75,650,050	(19,108,619)	(11,791,860)	(16,778,408)	965,431,656	781,353,916	918,958,640
Cash and cash equivalents	56,819,763	6,284,099	199,085,264	6,729,682	6,336,505	21,658,298	227,781,003	187,772,861	136,260,140	32,476,931	35,284,268	32,764,569	-	-	-	323,807,379	235,677,733	389,768,271
Other current financial assets	23,956,079	-	47,504	-	-	143,638	59,042	25,067,909	674,506	121,357	51,876	48,561	-	-	-	24,136,478	25,119,785	914,209
Other current non-financial assets	2,132,598	5,367,448	2,695,682	2,760,874	217,513	1,189,419	7,825,842	7,515,740	7,964,428	24,546,032	4,241,546	2,458,301	-	-	-	37,265,346	17,342,247	14,307,830
Trade and other current receivables	145,727,616	143,129,548	161,715,297	24,856,149	19,901,491	54,090,162	54,561,960	35,378,529	45,507,596	22,584,515	18,439,139	16,985,155	32,682	833,884	491,931	247,762,922	217,682,591	278,790,141
Accounts receivable from related companies	116,669,764	52,491,021	64,471,072	8,699,310	11,190,308	11,034,528	13,527,398	15,211,112	35,104,241	12,154,631	9,221,914	10,509,205	(19,141,301)	(12,625,744)	(17,270,339)	131,909,802	75,488,611	103,848,707
Inventories	14,662,964	30,054,548	22,853,273	2,907,560	3,158,460	1,783,282	15,841,374	13,257,329	11,993,970	12,743,147	12,892,283	12,645,501	-	-	-	46,155,045	59,362,620	49,276,026
Current tax assets	152,465,664	147,281,967	79,477,961	174,495	1,650,389	797,613	1,521,877	1,515,639	1,539,124	232,648	232,334	238,758	-	-	-	154,394,684	150,680,329	82,053,456

NON-CURRENT ASSETS	4,020,157,839	3,820,876,662	3,875,998,850	252,145,379	274,123,433	309,917,555	1,712,544,281	1,563,308,503	1,393,219,292	773,833,383	786,613,842	812,558,136	(961,987,702)	(773,045,293)	(803,905,045)	5,796,693,180	5,671,877,147	5,587,788,788
Other non-current financial assets	2,759,880	31,436,192	11,908,939	33,548	108,154	161,140	1,260,169	1,236,511	1,205,585	6,692	524,133	216,790	-	-	-	4,060,289	33,304,990	13,492,454
Other non-current non-financial assets	41,505	41,505	76,321	12,151	1,252,852	1,099,011	-	635,776	-	-	-	-	1,342	1,342	-	54,998	1,931,475	1,175,332
Non-current receivables	-	-	162,797	128,087,762	143,949,453	148,204,236	3,509,648	3,014,698	3,241,735	-	-	-	-	-	-	131,597,410	146,964,151	151,608,768
Non-current accounts receivable from related companies	-	5,712,830	6,179,892	-	-	-	-	-	-	-	-	-	-	(5,712,830)	(6,179,892)	-	-	-
Investments accounted for using the equity method	1,739,823,985	1,523,339,947	1,564,106,793	3,246,688	3,766,317	4,695,872	-	-	-	49,498,978	51,856,848	49,887,780	(1,031,888,318)	(823,829,955)	(886,264,231)	760,681,333	755,133,157	732,426,214
Intangible assets other than goodwill	21,502,573	22,095,522	22,788,439	-	-	-	24,751,366	23,938,624	22,281,991	9,794,606	9,718,479	457,861	-	-	-	56,048,545	55,752,625	45,528,291
Goodwill	-	-	-	1,574,810	1,902,217	2,357,592	5,213,756	5,194,342	5,126,657	8,287,322	8,703,399	10,361,690	85,020,310	85,947,128	88,539,078	100,096,198	101,747,086	106,385,017
Property, plant, and equipment	2,249,977,196	2,209,655,771	2,245,565,003	117,875,481	121,684,051	152,419,707	1,618,190,483	1,469,930,901	1,302,924,129	706,245,785	713,971,669	750,111,283	-	-	-	4,692,288,945	4,515,242,392	4,451,020,122
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	6,052,700	28,594,895	25,210,666	1,314,939	1,460,389	979,997	59,618,859	59,357,651	58,439,195	-	1,839,314	1,522,732	(15,121,036)	(29,450,978)	-	51,865,462	61,801,271	86,152,590

TOTAL ASSETS	4,532,592,287	4,205,485,293	4,406,344,903	298,273,449	316,578,099	400,614,495	2,033,662,777	1,849,027,622	1,632,263,297	878,692,644	866,977,202	888,208,186	(981,096,321)	(784,837,153)	(820,683,453)	6,762,124,836	6,453,231,063	6,506,747,428

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
LIABILITIES AND EQUITY	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
CURRENT LIABILITIES	660,163,628	598,505,091	351,025,320	183,233,754	211,961,695	181,542,104	229,570,429	179,614,548	220,413,976	110,158,339	80,997,179	77,444,300	55,265,285	(5,060,885)	75,595,134	1,238,391,435	1,066,017,628	906,020,834
Other current financial liabilities	127,262,132	220,356,753	64,466,046	129,629,312	129,148,163	82,987,086	65,753,442	29,534,134	113,869,956	31,088,635	27,415,986	32,976,929	-	-	-	353,733,521	406,455,036	294,300,017
Trade and other current payables	218,291,076	149,991,909	199,156,447	32,015,166	44,981,230	47,669,549	71,066,493	71,999,845	50,897,328	63,613,836	41,946,210	23,834,560	29,764,436	11,540,194	20,193,205	414,751,007	320,459,388	341,751,089
Accounts payable to related companies	244,708,240	180,556,424	26,362,834	13,530,857	27,129,873	41,348,639	28,331,191	23,917,636	14,328,510	843,027	914,067	13,875	25,500,849	(16,601,079)	55,401,929	312,914,164	215,916,921	137,455,787
Other current provisions	27,762,617	23,580,577	29,595,434	1,301,192	1,564,413	3,901,399	12,139,002	9,808,093	10,860	3,481,854	3,471,749	2,840,237	-	-	-	44,684,665	38,424,832	36,347,930
Current tax liabilities	41,604,289	23,477,747	29,897,084	5,259,200	7,755,869	5,040,483	50,014,588	42,623,796	40,779,406	7,681,274	4,516,616	14,748,267	-	-	-	104,559,351	78,374,028	90,465,240
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	535,274	541,681	1,547,475	1,498,027	1,382,147	594,948	2,265,713	1,731,044	527,916	3,449,713	2,732,551	3,030,432	-	-	-	7,748,727	6,387,423	5,700,771

NON-CURRENT LIABILITIES	775,944,560	880,599,510	1,180,833,098	54,121,669	62,998,738	130,697,313	864,631,943	757,392,281	530,859,723	256,342,275	282,137,010	317,338,453	(15,121,036)	(30,407,433)	-	1,935,919,411	1,952,720,106	2,159,728,587
Other non-current financial liabilities	579,403,606	656,681,229	984,831,601	12,954,207	20,701,104	87,602,569	828,381,968	711,308,825	486,420,793	120,022,828	136,960,660	169,238,940	-	-	-	1,540,762,609	1,525,651,818	1,728,093,903
Non-current accounts payable to related companies	-	-	-	-	4,479,929	-	-	-	-	-	-	-	-	(4,479,929)	-	-	-	-
Other long-term provisions	17,426,844	16,545,029	10,317,033	-	-	-	738,840	316,755	316,576	2,841,123	2,732,195	1,668,030	-	-	-	21,006,807	19,593,979	12,301,639
Deferred tax liabilities	159,958,130	185,347,510	161,913,523	14,019,574	10,607,958	13,165,920	13,991,943	12,001,108	-	132,840,909	141,771,503	146,431,483	(15,121,036)	(29,450,979)	-	305,689,520	320,277,100	321,510,926
Non-current provisions for employee benefits	15,435,886	14,560,716	11,871,005	3,276,309	2,382,287	2,216,852	21,519,192	22,056,756	21,953,569	637,415	672,652	-	-	-	-	40,868,802	39,672,411	36,041,426
Other non-current non-financial liabilities	3,720,094	7,465,026	11,899,936	23,871,579	24,827,460	27,711,972	-	11,708,837	22,168,785	-	-	-	-	3,523,475	-	27,591,673	47,524,798	61,780,693

EQUITY	3,096,484,099	2,726,380,692	2,874,486,485	60,918,026	41,617,666	88,375,078	939,460,405	912,020,793	880,989,598	512,192,030	503,843,013	493,425,433	(1,021,240,570)	(749,368,835)	(896,278,587)	3,587,813,990	3,434,493,329	3,440,998,007
Equity attributable to shareholders of Endesa Chile	3,096,484,099	2,726,380,692	2,874,486,485	60,918,026	41,617,666	88,375,078	939,460,405	912,020,793	880,989,598	512,192,030	503,843,013	493,425,433	(1,021,240,570)	(749,368,835)	(896,278,587)	2,651,967,847	2,541,242,399	2,558,537,997
Issued capital	1,882,832,128	1,800,828,112	1,929,388,051	56,349,375	54,192,633	84,324,737	165,215,801	164,600,583	142,906,410	186,325,266	186,073,314	164,297,758	(959,008,485)	(873,980,557)	(989,202,871)	1,331,714,085	1,331,714,085	1,331,714,085
Retained earnings	1,445,149,625	1,085,463,341	1,068,812,525	(15,857,261)	(11,005,738)	(6,550,908)	543,834,488	524,280,383	128,464,532	103,895,288	75,744,989	70,760,796	(168,810,285)	34,892,657	375,300,595	1,908,211,855	1,709,375,632	1,636,787,540
Share premium	206,008,557	206,008,557	206,008,557	-	-	-	-	-	-	-	-	-	-	-	-	206,008,557	206,008,557	206,008,557
Other reserves	(437,506,211)	(365,919,318)	(329,722,648)	20,425,912	(1,569,229)	10,601,249	230,410,116	223,139,827	609,618,656	221,971,476	242,024,710	258,366,879	106,578,200	89,719,065	(282,376,311)	(793,966,650)	(705,855,875)	(615,972,185)

Non-controlling interests																935,846,143	893,250,930	882,460,010

TOTAL LIABILITIES AND EQUITY	4,532,592,287	4,205,485,293	4,406,344,903	298,273,449	316,578,099	400,614,495	2,033,662,777	1,849,027,622	1,632,263,297	878,692,644	866,977,202	888,208,186	(981,096,321)	(784,837,153)	(820,683,453)	6,762,124,836	6,453,231,063	6,506,747,428

The following table presents the segment information for the 2013, 2012, and 2011 fiscal years.

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
REVENUES	973,139,394	1,114,619,933	1,156,468,987	131,443,285	344,177,955	390,135,504	639,503,536	580,125,143	498,543,761	283,806,401	282,124,274	239,841,441	(460,636)	(661,981)	(724,906)	2,027,431,980	2,320,385,324	2,284,264,787
Sales	971,373,808	1,054,379,612	1,143,089,045	97,596,846	341,123,404	389,963,331	634,847,624	579,490,649	496,479,981	262,546,227	280,813,676	239,031,927	(460,636)	(661,981)	(724,906)	1,965,903,869	2,255,145,360	2,267,839,378
Energy sales	860,581,278	995,304,341	1,105,983,558	95,315,523	341,123,404	389,963,331	634,181,459	578,673,437	495,453,014	255,382,989	273,293,947	233,663,702	-	-	-	1,845,461,249	2,188,395,129	2,225,063,605
Other sales	25,273,582	30,347	35,104	-	-	-	-	-	-	-	-	-	-	-	-	25,273,582	30,347	35,104
Other services rendered	85,518,948	59,044,924	37,070,383	2,281,323	-	-	666,165	817,212	1,026,967	7,163,238	7,519,729	5,368,225	(460,636)	(661,981)	(724,906)	95,169,038	66,719,884	42,740,669
Other operating income	1,765,586	60,240,321	13,379,942	33,846,439	3,054,551	172,173	4,655,912	634,494	2,063,780	21,260,174	1,310,598	809,514	-	-	-	61,528,111	65,239,964	16,425,409

SUPPLIES AND SERVICES	(494,895,933)	(754,005,495)	(601,679,840)	(36,478,648)	(282,316,017)	(315,717,397)	(204,419,042)	(171,063,486)	(134,851,692)	(95,079,949)	(111,094,930)	(86,884,090)	-	-	-	(830,873,572)	(1,318,479,928)	(1,139,133,019)
Energy purchases	(124,419,095)	(219,329,603)	(156,532,305)	(15,687,976)	(13,485,770)	(13,740,208)	(87,695,910)	(49,214,202)	(29,508,762)	(9,873,945)	(28,555,290)	(13,812,605)	-	-		(237,676,926)	(310,584,865)	(213,593,880)
Fuel consumption	(211,612,174)	(385,360,528)	(319,628,442)	(9,173,816)	(255,215,278)	(283,048,981)	(34,870,502)	(36,215,949)	(23,946,682)	(52,192,521)	(55,518,422)	(49,411,567)	-	-		(307,849,013)	(732,310,177)	(676,035,672)
Transportation expenses	(149,447,929)	(153,277,779)	(118,743,579)	(4,541,378)	(4,899,429)	(8,165,583)	(59,719,073)	(57,311,261)	(54,452,560)	(19,898,741)	(19,718,720)	(16,393,695)	-	-		(233,607,121)	(235,207,189)	(197,755,417)
Other miscellaneous supplies and services	(9,416,735)	3,962,415	(6,775,514)	(7,075,478)	(8,715,540)	(10,762,625)	(22,133,557)	(28,322,074)	(26,943,688)	(13,114,742)	(7,302,498)	(7,266,223)	-	-		(51,740,512)	(40,377,697)	(51,748,050)

CONTRIBUTION MARGIN	478,243,461	360,614,438	554,789,147	94,964,637	61,861,938	74,418,107	435,084,494	409,061,657	363,692,069	188,726,452	171,029,344	152,957,351	(460,636)	(661,981)	(724,906)	1,196,558,408	1,001,905,396	1,145,131,768

Infrastructure work	10,625,755	8,472,680	8,391,363	2,994,025	-	-	5,001,430	4,133,486	2,187,900	360,712	157,020	18,593	-	-	-	18,981,922	12,763,186	10,597,856
Employee expenses	(63,696,383)	(51,668,845)	(46,837,103)	(28,253,598)	(22,122,227)	(18,726,175)	(18,284,458)	(15,935,879)	(13,009,393)	(13,215,319)	(12,729,281)	2,657,451	-	-	-	(123,449,758)	(102,456,232)	(75,915,220)
Other fixed operating expenses	(60,870,533)	(50,464,597)	(47,939,112)	(13,905,970)	(14,573,635)	(9,461,693)	(20,227,858)	(21,114,679)	(62,046,375)	(18,553,676)	(18,620,260)	(14,424,364)	460,636	661,981	724,906	(113,097,401)	(104,111,190)	(133,146,638)

GROSS OPERATING RESULT	364,302,300	266,953,676	468,404,295	55,799,094	25,166,076	46,230,239	401,573,608	376,144,585	290,824,201	157,318,169	139,836,823	141,209,031	-	-	-	978,993,171	808,101,160	946,667,766

Depreciation and amortization	(92,641,004)	(84,531,488)	(80,330,233)	(20,870,696)	(22,693,512)	(16,076,458)	(37,656,687)	(38,448,802)	(37,374,270)	(38,526,952)	(38,894,195)	(36,724,390)	-	-	-	(189,695,339)	(184,567,997)	(170,505,351)
Impairment reversals (impairment losses)	64,138	(11,027,857)	(4,119,978)	-	-	-	76,227	(44,846)	95,584	(6,599,318)	(44,659)	-	-	-	(5,448,372)	(6,458,953)	(11,117,362)	(9,472,766)

OPERATING INCOME	271,725,434	171,394,331	383,954,084	34,928,398	2,472,564	30,153,781	363,993,148	337,650,937	253,545,515	112,191,899	100,897,969	104,484,641	-	-	(5,448,372)	782,838,879	612,415,801	766,689,649

FINANCIAL RESULT	(62,908,296)	(63,481,231)	(45,458,360)	(36,683,640)	(27,319,008)	(18,331,475)	(26,968,562)	(38,994,215)	(44,419,835)	(8,116,368)	(16,900,095)	(10,606,999)	(2,452,651)	(300,885)	(274,113)	(137,129,517)	(146,995,434)	(119,090,782)
Financial income	3,544,993	5,440,056	14,398,117	2,824,892	2,981,596	6,772,658	11,243,116	5,192,631	6,432,904	909,512	1,235,495	863,365	(230,170)	(219,816)	(202,852)	18,292,343	14,629,962	28,264,192
Financial expenses	(77,522,891)	(66,781,258)	(55,150,074)	(18,723,405)	(19,897,247)	(18,893,327)	(38,653,807)	(43,919,634)	(50,611,555)	(7,996,843)	(18,090,344)	(10,805,563)	230,170	219,816	202,852	(142,666,776)	(148,468,667)	(135,257,667)
Gain (loss) from indexed assets and liabilities	1,001,573	(1,066,291)	(5,447,396)	-	-	-	-	-	-	-	-	-	-	-	-	1,001,573	(1,066,291)	(5,447,396)
Foreign currency exchange differences	10,068,029	(1,073,738)	740,993	(20,785,127)	(10,403,357)	(6,210,806)	442,129	(267,212)	(241,184)	(1,029,037)	(45,246)	(664,801)	(2,452,651)	(300,885)	(274,113)	(13,756,657)	(12,090,438)	(6,649,911)
Positive	26,215,267	7,585,430	14,069,358	15,593,040	8,137,994	4,840,354	740,030	407,595	389,810	618	3,196	19,821	(2,891,630)	(364,014)	(397,714)	39,657,325	15,770,201	18,921,629
Negative	(16,147,238)	(8,659,168)	(13,328,365)	(36,378,167)	(18,541,351)	(11,051,160)	(297,901)	(674,807)	(630,994)	(1,029,655)	(48,442)	(684,622)	438,979	63,129	123,601	(53,413,982)	(27,860,639)	(25,571,540)

Share of profit (loss) from associates accounted for using the equity method	109,165,914	123,917,501	126,673,587	144,312	(24,718)	249,673	-	-	-	10,036,957	11,120,211	11,932,390	-	-		119,347,183	135,012,994	138,855,650
Negative consolidation difference	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Gain (loss) from other investments	67,385	78,184	539,283	725,672	579,029	498,877	-	-	-	-	-	-	-	-		793,057	657,213	1,038,160
Gain (loss) from the sale of property, plant, and equipment	2,446,539	13,828	475,662	-	2,032	-	310,238	187,055	70,187	(192,695)	562,330	426,771	-	-		2,564,082	765,245	972,620

NET INCOME BEFORE TAX	320,496,976	231,922,613	466,184,256	(885,258)	(24,290,101)	12,570,856	337,334,824	298,843,777	209,195,867	113,919,793	95,680,415	106,236,803	(2,452,651)	(300,885)	(5,722,485)	768,413,684	601,855,819	788,465,297

Income tax	(58,646,152)	(46,417,608)	(76,527,928)	(8,988,962)	(7,526,935)	(22,295,809)	(106,510,265)	(97,613,166)	(80,757,113)	(30,762,068)	(31,275,247)	(27,749,046)	-	-		(204,907,447)	(182,832,956)	(207,329,896)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	261,850,824	185,505,005	389,656,328	(9,874,220)	(31,817,036)	(9,724,953)	230,824,559	201,230,611	128,438,754	83,157,725	64,405,168	78,487,757	(2,452,651)	(300,885)	(5,722,485)	563,506,237	419,022,863	581,135,401
Net income from discontinued operations	-	-		-	-		-	-		-	-			-			-	-
NET INCOME	261,850,824	185,505,005	389,656,328	(9,874,220)	(31,817,036)	(9,724,953)	230,824,559	201,230,611	128,438,754	83,157,725	64,405,168	78,487,757	(2,452,651)	(300,885)	(5,722,485)	563,506,237	419,022,863	581,135,401

NET INCOME ATTRIBUTABLE TO	261,850,824	185,505,005	389,656,328	(9,874,220)	(31,817,036)	(9,724,953)	230,824,559	201,230,611	128,438,754	83,157,725	64,405,168	78,487,757	(2,452,651)	(300,885)	(5,722,485)	563,506,237	419,022,863	581,135,401
Shareholders of Endesa Chile																353,926,779	234,335,264	446,874,043
Non-controlling interests																209,579,458	184,687,599	134,261,358

32.   THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

32.1 Direct guarantees

Creditor of Guarantee	Debtor			Assets Committed			Balance Pending at				Guarantees Released
	Name	Relationship	Type of Guarantee	Type	Currency	Accounting Value	Currency	12-31-2013	12-31-2012	01-01-2012	2013	Assets	2014	Assets	2015	Assets
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	24,374,559	ThCh$	73,830,430	67,546,660	73,262,031	-	-	-	-	-	-
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	10,725,737	ThCh$	3,147,660	4,799,600	5,192,000	-	-	-	-	-	-
Banco de la Nación Argentina	Endesa Costanera	Creditor	Pledge on collection and others	Collection CAMMESA accounts	ThCh$	521,832	ThCh$	521,832	2,902,660	-	-	-	-	-	-	-
Citibank N.A.	Endesa Chile	Creditor	Pledge	Current acct. deposit	ThCh$	1,049,220	ThCh$	796,448	-	-	-	-	-	-	-	-
Various creditors	Edegel	Creditor	Pledge	Real estate and equipment	ThCh$	-	ThCh$	-	-	7,127,904	-	-	-	-	-	-
Scotiabank	Chinango	Creditor	Pledge	Collections	ThCh$	-	ThCh$	-	-	16,095,200	-	-	-	-	-	-
Banco Santander (security agent)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$	4,789,060	ThCh$	102,302,517	97,034,059	109,265,974	-	-	-	-	-	-

As of December 31, 2013, December 31, 2012, and January 1, 2012, the amount of the Group’s property, plant, and equipment pledged as collateral for liabilities amounted to ThCh$35,100,296, ThCh$ 57,129,918, and ThCh$154,141,593, respectively.

As of December 31, 2013, Endesa Chile had future energy purchase commitments totaling ThCh$657,570,340 (there were none at December 31, 2012).

32.2 Indirect guarantees

	Debtor		Assets Committed			Balance Pending at				Guarantees Released
Creditor of Guarantee	Name	Relationship	Type of Guarantee	Currency	Accounting Value	Currency	12-31-2013	12-31-2012	01-01-2012	2013	Assets	2014	Assets	2015	2016

Bonds and bank loans	Chinango	Subsidiary	Guarantee	ThCh$	9,061,826	ThCh$	4,692,397	15,245,788	21,533,733	-	-	-	-	-	-

32.3 Lawsuits and Arbitrations Proceedings.

As of the date of these consolidated financial statements, the most relevant litigation involving the Group companies are as follows:

a) Pending lawsuits of Endesa Chile and Subsidiaries

1.

In 2005, three lawsuits were filed against Endesa Chile, the Government of Chile and the Chilean General Water Affairs Bureau (the “DGA”), currently being treated as a single proceeding, requesting that DGA Resolution 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric station project be declared null as a matter of public policy, with compensation for damages. Alternatively, damages were sought for the detriment allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirehueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. In terms of the status of this proceeding, the regular evidence period has ended and the parties have been summoned to hear the judgment. The resolution that summons the parties to hear the judgment is currently challenged by the State Defense Council, which seeks to leave without effect and in turn resolve the incident of accumulation of proceedings, which is pending to date.

2.

During 2010, three lawsuits for damages were filed against Endesa Chile by plaintiffs alleging that they were affected by the flooding of the Bio-Bio River in Region VIII. The plaintiffs sued Endesa Chile for losses caused by its deficient operation of the Ralco hydroelectric station during the flood. These three cases were joined, and a first instance ruling has been issued which denies the claim filed in all its parts. The ruling was appealed and such appeal has not yet been reviewed by the court. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric station during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation. Regarding the status of the proceedings, on March 27, 2012, there was a first instance judgment filed, which rejects the claim filed in all its parts. The plaintiff filed an appeal on March 12, 2013, where the Court of Appeals ordered proceedings to supplement the judgment, since there were exceptions and defenses that were not resolved in the first instance judgment. On May 2, 2013, the first instance Court of Law filed a supplementary judgment, referring to the exceptions and defenses that were not resolved in the first initial judgment. To date the proceeding is once again in the Court of Appeals of Concepción to be heard and in order to rule on the appeals filed.

The amount involved in the three lawsuits currently pending against Endesa Chile is Ch$ 14,610 million. It is worth noting that the total risk of these proceedings is covered by an insurance policy.

3.

In July and September of 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, filed separate lawsuits against Endesa Chile and the Chilean General Water Affairs Bureau (the “DGA”), seeking to declare the annulment of DGA’s administrative resolution 134 that granted Endesa Chile’s water rights for the Neltume hydroelectric station. Similarly, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, each filed suits against DGA’s administrative resolution 732 that authorized the relocation of the collection point of such rights null as a matter of public policy. Ultimately, the plaintiffs attempted to demand payment for their water rights located in the area of influence of the hydraulic works for the future Neltume station. Endesa Chile has rejected these claims, contending that the plaintiffs are engaging in wrongful prosecution to prevent the construction of the station in order to obtain monetary compensation. As to the status of the two lawsuits, it is worth noting that in the complaint filed by Ingeniería y Construcción Madrid S.A. (Case No. 7036-2010), the discovery period has expired, and the parties have been summoned to hear judgment. Regarding the other lawsuit (Case No. 6705-2010), requesting the annulment of DGA resolution 732, on March 12, 2012 a ruling was issued that declared the proceeding as abandoned. Afterwards, on June 27, 2012, Ingeniería y Construcción Madrid, filed a similar claim before another Court of Law (Role C-15156-2012), proceeding in which the discussion period and the regular evidence period have ended. To date, the testimony obstruction alleged by Endesa Chile is still pending resolution, in order to obtain an extraordinary evidence stage, that allows rendering evidence of the witnesses that are still pending.

On the other hand, in the legal suit filed by Transportes Silva y Silva Ltda, (Case No. 16025-2012), which contests DGA resolution 134, the proceeding was declared as abandoned. In another suit filed (Case No. 17916-2010), a similar request was made for the action to be declared as abandoned, however this request was denied. The plaintiff has filed an appeal against such sentence, which was accepted on May 10, 2013, declaring the proceeding as abandoned. The resolution is firm and executed. The amount of this proceeding is indeterminate.

4.

On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along the Pirihueico Lake, seeking to declare null DGA Resolution 732, which authorized the relocation of water catchment rights for the Neltume station, from the Pirihueico Lake 900 meters downstream along Fui River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized DGA Resolution 732, which approved the transfer of the catchment. The plaintiffs also seek to have the recordation of said instrument struck from the waters registry, if entered, and to require the Chilean Government, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA resolution, seeking to reserve their right to indicate the type and amount of damages in subsequent legal proceeding. The claim is for an undetermined amount since the plaintiffs have requested that damages be determined in another suit, once the DGA’s administrative resolution is declared null and void. To date, the discussion period has ended and the evidence writ has been issued, which when received by the parties was the object of a replacement appeal filed by the plaintiff and an annulment petition filed by Endesa Chile, which were both rejected. The proceeding was suspended by mutual agreement until March 9, 2013, after which the proceeding began again. On August 20, 2013 the conciliation hearing that was pending happened, without arriving to a conciliation. To date, the regular evidence period has expired. The expert examination process is still pending.

5.

On October 24, 2012, Endesa Chile filed suit against Minera Lumina Copper Chile (hereinafter MLCC) before an arbitration court of law so that it can declare electric power and energy purchase - sale contract entered into by and between Endesa Chile and MLCC, on June 22, 2010 terminated, grounded on the fact that complying with the supplying and selling electric power and energy to MLCC had become highly onerous for Endesa Chile breaking the economic balance of economic services for both parties. In subsidy, the arbitration court of law is requested to review and/or adjust MLCC’s supply service, in subsidy of the latter, to declare the MLCC’s obligation to pay for Endesa Chile’s energy and electric power supply at the cost that the latter bears for serving the contract. Finally, it is requested that the court order the defendant to pay for all of Endesa Chile’s detriment on executing the contract. The arbitration proceeding is seen before the Arbitrating Judge Arturo Yrarrázabal. Regarding the proceeding status, on August 13, 2013, the case enters into the evidence period. The parties by mutual agreement decided to suspend the proceeding from August 23 to September 27, 2013, both dates inclusive. The evidence term expired on November 29, 2013, pending performing the expert review that the arbitrator judge decreed.

6.

The arbitration proceeding will be heard by the International Chamber of Commerce (ICC), hereinafter the Chamber, under the framework of the Bocamina Thermal Power Plant Extension Project Contract for the turnkey supply of a coal thermal generation plant, located in Coronel, Eighth Region of Chile, signed in July 2007 between Endesa Chile and the Consortium formed by Ingeniería y Construcción Tecnimont Chile Compañía Limitada, Tecnimont SpA, Tecnimont do Brasil Construcao e Administracao de Projetos Ltda., Slovenske Energeticke Strojarne a.s. (SES) and Ingeniería y Construcción SES Chile Limitada.

As a result of material breaches of the Consortium, for not finishing the works according to the terms and conditions agreed and within the time period stipulated in the Contract and its supplementary documents, on October 16, 2012 Endesa Chile went on, strictly complying with the conditions authorized in the Contract for such purpose, to collect the performance bonds, and in particular, those issued by Banco Santander Chile for US$ 93,992,554 (approximately Ch$ 49,309 million) and the one from Credit Agricole for US$ 18,940,294.84 (approximately Ch$ 9,936 million). To date Endesa Chile has only been able to collect the performance bonds issued by Banco Santander Chile.

Upon collection of the aforementioned performance bonds, Endesa Chile filed before the Chamber (Role 19015/CA) a request for arbitration to obtain the forced compliance of the Contract plus compensation for damages, and, as a subsidiary request, termination of the Contract with compensation for damages. In both cases, Endesa Chile reserved the right to file litigation regarding the amount and sum of the damages at a later stage. Endesa Chile based its claim on the serious non-compliance of the Consortium, among which are the following: Material breach of the contractual date of the end of the works, the lack of payment to subcontractors and suppliers, which has forced Endesa Chile to take on part of their commitments, all of the above in order to avoid a situation of total stoppage of the works; material breach of the schedule of intermediate control stages agreed to; breach of the “Open Book” delivery time period of the works; as well as a lack of compliance with safety and environmental standards agreed to and the administrative standards proscribed for managing the Contract, among other material breaches by the Consortium.

In turn, SES filed legal actions before the Chamber (Role 1924/CA) requesting that the collection of the performance bonds that Endesa Chile carried out be declared illegal.

On January 4, 2013, Endesa Chile notified the Consortium of the anticipatory termination of the Contract due to material breach of its obligations, all of the above according to the norms prescribed in the Contract.

In terms of the status of the proceedings, in January 2013, the members of the Consortium SES- TECNIMONT, separately, have contested the request for arbitration filed by Endesa Chile and along with that, have filed a suit against Endesa Chile for US$ 1,294 million (approximately Ch$ 678,845 million), in Tecnimont’s case, and for US$ 15 million (approximately Ch$ 7,869 million), in SES’s case. On March 26, 2013, Endesa Chile answered the counterclaims filed against the company, requesting their rejection since they are inadmissible and inappropriate.

The proceeding filed by SES (Role 1924/CA) was consolidated with the arbitration proceeding described herein above. On June 21, 2013, upon request of the arbitration court, the bases of the procedural proposals or simultaneous procedure were filed in a clear and precise manner as well as their respective proposed schedules. On July 2, 2013, the procedural order that established the procedural rules whereby the proceeding will be conducted was approved. Dated December 2, 2013 the parties exchanged legal suit briefs. In turn, Endesa Chile requested in its Suit Brief that the arbitrational court declare the contractual non-compliance of the defendants, attributable to serious fraud or negligence by them or, subsidiary, to culpa grave, and that the contract term be recognized due to the cause of the “Contractor’s Non-Compliance”. Grounded on the above, it requests that the presentation of collecting the bond performance bonds given by Endesa Chile is according to the law and requests sentencing the defendants to fines and detriment, amounting in total to US$ 373,269,376 (approximately Ch$ 195,821 million). After filing their claim briefs, the parties will be able to file their contest records. Taking into consideration the extension requested by Tecnimont the term to object the documents is pending to date.

7.

On August 22, 2013, the companies Endesa Chile, Pehuenche and San Isidro filed before the Court of Appeals of Santiago an electrical illegality claim against the Chilean Superintendency of Electricity and Fuels(SEF), due to the decree of legal writ ORD No. 7230, dated August 7, 2013, which, relying on its interpretative and supervisory faculties, decreed that the consumption surpluses over the contracted supply that the distributing companies incur, in regards to the generators that are forced by means of a bid to carry out supply, must be covered with the surpluses in the bids of the other generating companies in reference to its distributors, for whose effect the distributors with surpluses can assign their surpluses to the distributors which have deficits, irrespective of the will of the respective generator, which is contrary to the Law and exceeds SEF’s faculties and authorities, resulting in an illegal resolution.

In terms of the status of this proceeding, in the three illegality claims it was requested that an injunction be declared, which was denied in the San Isidro and Pehuenche suits and instead was granted in the Endesa Chile suit. With the aforementioned, the aggravated effects are suspended of the challenged SEF order. Finally, it was resolved in an effort to achieve the objective, that the effects of the injunction are communicated to all the companies. To date, it has been heard and is in agreement for sentencing.

8.

In August 2013 the Superintendence of the Environment filed charges against Endesa Chile, due to a serious of violations to Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and clarifying resolutions that environmentally qualify the “Bocamina Thermal Power Plant Extension Project (“Proyecto Ampliación Central Térmica Bocamina”). These violations are related to the cooling system discharge channel, not having operational the Bocamina I Desulphurizer, the non-forwarding of information, surpassing the CO limit for Bocamina I imposed for Bocamina II during January 2013, failures in the perimeter acoustic closing of Bocamina I, emitting noise, and not having technological barriers that impede massive entrance of Bio-mass in the power plant intake. Endesa Chile submitted a compliance program that was rejected. On November 27, 2013, the Superintendence of the Environment reformulated the charges filed adding two new ones to those already filed. Endesa Chile has presented its defense in December 2013, which partially recognizes some of these violations (in order to reduce the fine 25%, in case they are recognized) and contesting the rest. Endesa is waiting to hear the decision of the Superintendence of the Environment.

On the other hand, in December 2013, fishermen’s and algae collectors’ trade unions and related activities of Coronel, among others, filed two protection recourses against Endesa Chile before the Court of Appeals of Concepcion. The first is grounded on the fact that Endesa Chile would be operating Unit II of the Bocamina Thermal Power Plant, without having, in the opinion of the parties filing the claim, the environmental qualification for its operation, and second, that it would not have the Desulphurizing Plant operational for the operation of Unit I of the Bocamina Power Plant, according to what is demanded by the Environmental Qualification Resolution. The parties filing the claim attached a copy of the penalizing procedure pursued before the Superintendence of the Environment. The plaintiffs obtained in the first of these recourses a cautionary measure (temporary injunction against further process), which orders stopping the operation of the Generating Unit II of the Bocamina Power Plant. Endesa Chile, in turn, requested releasing this temporary injunction against further process, petition that was rejected by the Court. Similarly, it filed its response to both recourses, contributing background information for their rejection. Both recourses to date are accumulated pending their processing and pending there being heard by the Court of Appeals of Concepción and, therefore, Unit II continues to be detained.

9.

In January and February, 2013, the Municipality of Huasco, and others, filed 4 protection recourses, against Agreement No. 17/2012, of the Honorable Ministers Committee that is referred to in Article No. 20 of Law 19,300, of the Terms and Conditions of the Environment, which based on a claim filed by Endesa Chile, against the Service Resolution of the Environmental Assessment that rejects the environmental authorization of the Punta Alcalde Thermal Project, accepts the claim ordering the project’s favorable environmental qualification. Such agreement was published on January 17, 2013, and in the opinion of the claimants violates the constitutional guarantee of living in an environment free from pollution. The four protection recourses correspond to Roles 59-2013, 7947-2013, 8413-2013 and 8795-2013, in terms of which their joint view was ordered one after the other. Once their view has been done, dated August 1, 2013 a resolution was sentenced that accepts the protection recourses and orders the Ministers’ Committee to hold a new hearing, in order to ground according to law, which is why the functioning of the Central Pta. Alcalde (Alcalde Power Plant) is authorized. Against such resolution, both the Government of Chile as well as Endesa Chile filed an appeal recourse, which to date is still pending sentencing before the Supreme Court. The amount of these prudential procedures is undetermined.

10.

In 2001, a lawsuit was filed against the Colombian generation subsidiary Emgesa S.A. E.S.P., Empresa de Energía de Bogotá S.A. E.S.P. (“EEB”) and Corporación Autónoma Regional, by the inhabitants of Sibaté, Department of Cundinamarca. The lawsuit seeks to make the defendants jointly and severally liable for the damages arising from the pollution of the El Muñá reservoir, as a result of Emgesa’s pumping of polluted waters from the Bogotá River. Emgesa has challenged these allegations, establishing that it is not liable for these damages, arguing, among other things, that it receives already polluted waters, among other arguments. The initial demand of the plaintiffs was for approximately 3 trillion Colombian pesos, which is equal to approximately Ch$ 816,798 million. Emgesa petitioned for the joinder of numerous public and private entities that dump into the waters of the Bogotá River or that in any way or another have responsibility for the environmental management of this river’s basin, with respect to which petition the Third Section of the State Council resolved to have some of these companies joined as defendants. In January 2013 answers that were filed by several of the defendants against the complaint and in June 2013 the petition for annulment of what was done in the proceeding was resolved to be denied as out-of-order. Currently the prior exceptions resolution and call to the conciliation hearing are still pending in the proceedings.

11.

The fiscal authority in Peru SUNAT questioned a EDEGEL in 2001, through Taxes and Fine Resolutions, on the way of depreciating assets valuation. SUNAT did not take into account the depreciation deduction corresponding to a greater part of the superior value allocated to assets in the voluntary re-evaluation performed in 1996, as an expense in the calculation of the company’s income tax. The amount of the appraisal rejected by SUNAT is related with financial interests paid by the company during the energy plants construction phase. The position of the taxing administration is that Edegel has not shown the following in a concluding manner: ( i ) that it is necessary to obtain financing for building power plants that were later re-evaluated or ( ii ) that such financing has effectively been incurred upon. The company’s position is that SUNAT cannot demand such evidence in order to question the company re-evaluation performed, and that it corresponds to when such re-evaluation has been performed and not the historical value of goods. In this case, the valuation method considers that power plants of such magnitude are built with financing. If SUNAT did not agree with the valuation, it should have opposed its own appraisal, which it did not do. In February 2012, the Fiscal Court of Law (TF, as per its acronym in Spanish) sentenced in the case of the of the 1999 Income Tax accounting period, in favor of the company regarding two of its power plants and against the company in regards to four of them, based on the argument that only in the case of the first two, it was verified that there was financing. Thus the TF ordered SUNAT to calculate debt again according to the established criteria. In June 2012, Edegel paid the debt calculated by SUNAT (11 mm €); the amount will be recovered if there are favorable sentences in the following litigations Edegel has filed: (i) Administrative Contentious Claim to the Judicial Power against TF’s sentence, filed in May 2012 (it would correspond to a total return) ii) Partial appeal against the calculation that SUNAT has performed in order to comply with TF’s sentence, based on the fact that the recalculation that SUNAT has performed is incorrect, filed in July 2012 (it would correspond to a partial return). In reference to the Administrative Contentious Claim: In August 2013, the Judicial Power notified Edegel on the correction of procedure errors (Procedural Remediation Resolution). In this Resolution, the Judicial Power denied some of Edegel’s petitions regarding the grounds of its legal inadmissibility. Edegel filed an appeal to annul this Resolution, for being inappropriate (there is a lack of adequate motivation) and because it was issued out of time. In conclusion, the proceedings status is the following: For the 1999 accounting period, the annulment recourse that Edegel filed is pending resolution by the TF. For the 2000-2001 accounting periods, the company will file new evidence found in order to reduce the “part that would be lost” from 6 mm € to 1.3 mm €. The TF can declare that the evidence is inadmissible since it is out of time. The sum of these claims amounts to S/. 116,388,902 (approx. M$ 21,845,718).

12.

A Class Action has been filed by the people of the Municipality of Garzón, based on the fact that due to the construction of the hydroelectric project El Quimbo, their income from handicraft or entrepreneurial activities have been decreased by an average of 30%, which decrease was not considered when the project’s social-economic impact report was drafted. Currently, the number of plaintiffs amounts to 1,900 persons. Emgesa rejects these allegations based on: its allegation that the social-economic impact report complied with all the methodological criteria, including giving all interested parties the opportunity to comment on the report; the fact that the plaintiffs are not residents and for this type of people, compensation are only allowed for those whose income are mainly derived from their activity in the El Quimbo project’s direct area of influence; and that compensation must not be beyond the “first link” of the production chain and must be based on the status of the income indicators of each affected person. In terms of the proceeding status, the conciliation hearing has been held, ending in failure. Afterwards, a resolution was sentenced decreeing the evidences requested by the parties, against which reconsideration recourses were filed, currently pending. It is equally worth mentioning that on August 24, 2013 a document was signed by the Colombian State, Emgesa and the population of the area for the creation of a Governance Structure, a forum for dialogue and coordination that has the purpose of dealing in an efficient manner with the social and environmental conflicts generated in the development of the El Quimbo hydroelectric project and preventing any others that could arise. The amount involved in this proceeding is estimated to be approximately 93 thousand million Colombian pesos (approximately Ch$ 25,321 million).

b) Pending lawsuits in associates and joint ventures

Endesa Brasil and Subsidiaries:

1.

In Brazil, Basilus S/A Serviços, Empreendimentos e Participações (successor of Meridional S/A Serviços, Empreendimentos e Participações starting 2008) is the title holder of the rights it acquired from the construction companies Mistral and CIVEL, which had a civil works contract with Centrais Elétricas Fluminense S.A. (CELF). This contract was terminated before CELF’s privatization process. Since CELF’s assets were transferred to Ampla during the privatization process, Basilus (previously Meridional) sued Ampla in 1998, contending that the referred to assets had been transferred in detriment of its rights. Ampla only acquired assets from CELF, but is not its successor-in-interest since CELF, a state-owned company, still exits and maintains its legal capacity. The plaintiff demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Meridional, and Ampla and the State of Rio de Janeiro filed the corresponding appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by the plaintiff, in Ampla’s favor. Basilus filed an appeal against the resolution, which was denied. In July 2010, the plaintiff filed a new Appeal under Specific Court Regulations (“Agravo Regimental”) with the Superior Court of Justice of Brazil, which the court also denied in late August 2010, ruling it was groundless. In order to overturn such decision, Meridional filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also denied. In June 2011, Meridional filed an Appeal to Petition Clarification of the Decision (Embargos de Declaração) in order to clarify an omission by the Superior Court of Justice in the decision on the Petition of Writ of Mandamus, which was not accepted by the court. Against this decision, Meridional filed a Regular Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On March 28, 2012 the Reporting Justice decided the Regular Appeal in favor of Meridional.

Ampla and the State of Rio de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Regular Appeal of the Petition of Writ of Mandamus must be submitted to the full Court and not only by one single Justice. The plaintiff (Meridional) challenged the decision. The sentence of August 28, 2012 was published on December 10, 2012, once the Amendment of Judgment (Embargos Declaração) had been filed by Ampla and the State of Rio de Janeiro to remedy the existing error in its publication, in order to avoid future divergence. The plaintiff filed its response to the embargoes and on May 27, 2013 the Embargos de Declaração filed by Ampla and the State of Rio de Janeiro were accepted and the error corrected. Consequently, the proceeding is in its second legal instance with a sentence favorable to Ampla and there are pending proceedings before the Superior Court of Law. The amount involved in this trial is estimated to be approximately R$ 1,052 million (approximately Ch$ 235,589 million).

2.

In 1996, 45 workers filed a suit requesting reinstatement to their employment positions with Enersis’s Brazilian distribution company, Ampla. Ampla obtained a favorable ruling in 2003. The Higher Labor Court of Law acknowledged that the early retirement terminated the work contracts. Later based on some rulings that recognized that inclusion in voluntary advanced retirement programs do not terminate the associated work contract, the workers filed a “rescissory suit” before the Higher Labor Court of Law grounded on the aforementioned rulings. The plaintiffs dismissed from Ampla are attempting to be reinstated by the company and that the stability guarantee based on the regulatory resolution of the old Energy Secretary of the State of Rio de Janeiro be applied. Ampla’s defense, in the course of this proceeding, is attempting to uphold the unconstitutionality of the legislative resolution and the consequent non-existence of the stability right, regardless of whether the voluntary early retirement cancels the work contract or not. In terms of the proceedings Ampla alleged that the right of the plaintiffs to file a rescissory suit had expired, which allegation was accepted and the resolution that had caused the reinstatement of the plaintiffs in Ampla was revoked.

Against the aforementioned allegations, the plaintiffs filed an extraordinary appeal before the Supreme Federal Court, which was rejected. Such rejection was appealed by the plaintiffs in August 2013 and the decision of these appeals is currently pending. The amount involved in this proceeding is estimated to be R$ 125 million (approximately Ch$ 27,993 million).

3.

Companhia Brasileira de Antibióticos (“Cibran”) filed suit against Enersis’s Brazilian distribution subsidiary, Ampla, for damages for the loss of products and raw materials, machinery breakdown, among other things, which allegedly occurred as a result of poor service provided by Ampla between 1987 and May 1994. Cibran is also seeking payment of punitive damages. This litigation is in the trial stage and has been joined with various other claims filed by Cibran against Ampla, including five other actions for smaller amounts based on power outages allegedly caused by Ampla, in the period from 1987 to 1994, 1994 to 1999 and part of 2002. These proceedings are in the first instance. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. Ampla challenged such assessment, and requested a new expert assessment. On September 5, 2013 the judge rejected the prior petition, against which Ampla filed Appeals to Petition Clarification of the Decision, which are pending review by the court. The amount involved for all these cases is estimated to be approximately R$ 150 million (approximately Ch$ 33,591 million).

4.

In December 2001, the article of the Brazilian Federal Constitution used by Ampla to claim an exemption from the COFINS (Contribuicao para o Financiamento da Seguridade Social, a tax levied on revenues) tax was amended. Ampla only started to pay the COFINS tax beginning in April 2002 because it believed that the changes in law are effective 90 days after they are published. However, the Federal Revenue (Receita Federal) argued that this constitutional norm applies only to amendments at the level of statutes, but not to those made to the Federal Constitution itself, which would apply immediately. In November 2007, the appeal was decided at the administrative appeals level (Consejo de Contribuyentes, Taxpayers Council), against Ampla. In October 2008, Ampla filed a special appeal that was denied. On December 30, 2013, Ampla was notified on the decision that Ampla’s argument that the COFINS payment was undue in the December 2001 to March 2002 period was not accepted since there is a provision in the Constitution that legislation changes are effective 90 days after they are published. Ampla will continue to recur before the courts of law, which is why it will have to previously guarantee the taxing debt (depending on the formula adopted, the guarantee will increase to 30%, totaling €45.5 thousand). The sum amounts to R$114 million (approximately Ch$ 25,529 million).

5.

After the definite sentence in favor of Enersis was decreed in 2010 regarding COFINS immunity, in which the Public Treasury tried to revoke through a “rescission action” a firm and executed sentence in August 1996 in favor of Ampla protecting it from paying COFINS (until 2001 when the constitution was amended to expressly levy electric power operations with this tax), Ampla has resumed a proceeding filed in 1996 that had been suspended while the first litigation was processed, requesting refund of COFINS’ payments from April 1992 to June 1996, based on the firm sentence in its favor regarding that immunity is applicable to prior accounting periods and therefore that they have the right to get refund of what was paid in an undue manner. In June 2013, there was a first sentence in Ampla’s favor declaring the right to receive refund of the amounts COFINS paid for all the accounting periods requested. The Public Treasury filed an appeal against the sentence before the Court of Río de Janeiro. The sum Ampla requests refund amounts to R$ 157 million (approximately Ch$ 35,159 million).

6.

In order to fund its investment in Coelce in 1998, Ampla issued long-term debt abroad through securities called Fixed Rate Notes (FRNs) which were governed by a special tax regime whereby interest payments received by non-resident holders were exempt from taxation in Brazil, so long as the debt was issued with a minimum maturity of 8 years. In 2005 the Brazilian Taxing Administration notified Ampla through a tax resolution that it had declared the non-applicability of the special tax regime based on its understanding that it had implicitly caused advanced amortization payments before the required maturity, because Ampla had received financing in Brazil which it allocated to the FRN holders. In Ampla’s opinion, they are two independent legally valid transactions. The non-applicability of the regime assumes that Ampla would have failed to comply with its obligation to retain the tax and deposit it in respect of interest payments made to non-resident holders. The tax resolution was appealed and in 2007 the Consejo de Contribuyentes (Taxpayers Council) annulled it. However, the Brazilian Taxing Administration contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative tribunal, and on November 6, 2012 it issued a judgment against Ampla. The decision was notified to Ampla on December 21 and on December 28, 2012; Ampla filed an Appeal to Petition Clarification of the Decision before the Chamber in order to clarify a final resolution regarding contradictory points of the judgment and that the relevant defense arguments that were omitted be incorporated. On October 15, 2013 Ampla was summoned to hear the decision that rejected the clarification recourse (“Embargo de Declaración”) filed on December 28, 2012. With the above, Ampla filed a cautionary legal action in order to assure obtaining certification of fiscal regularity allowing Ampla to continue receiving public funds, which is why the taxing debt had to be previously guaranteed (guarantee insurance, where the guarantee is increased 30%, totaling €338 million).

The judge rejected Ampla’s provisional decision request to accept the guarantee insurance. Ampla will file recourse before the Court of Law of Río de Janeiro to try to change the decision. It is important to state that the final negative resolution of the Superior Court will imply opening a criminal proceeding against certain Ampla employees and administrators (since the Council ratified the existence of simulation). The sum amounts to R$847 million (approximately Ch$ 189,680 million).

7.

In 2002, the State of Rio de Janeiro issued a decree establishing that the ICMS (an equivalent of the Chilean Value Added Tax) should be paid on the 10th, 20th and 30th days of the same month of the accrual. Ampla continued paying ICMS in accordance with the previous system (on the 5th day of the month following its accrual) and did not adopt this system between September 2002 and February 2005 due to cash flow problems. Additionally, Ampla filed a legal suit to dispute the constitutionality of the demand of the anticipatory tax payments. Ampla was not successful in this legal suit in any of the proceeding phases, now pending sentence of the recourse filed before STF (Brasilia Court of Law, which judges constitutional issues). Ampla, starting from March 2005, has paid the ICMS according to the new system. In September 2005 the State of Rio de Janeiro issued a resolution against Ampla to collect the fine and interest on late payments set in the aforementioned Decree of 2002. Ampla appealed the resolution before the Administrative Courts of Law, based on the tax Amnesty Laws of the State of Río de Janeiro published in 2004 and 2005 (forgiving interest and penalties if the taxpayer paid the pending taxes). Ampla alleges that if the aforementioned tax amnesties for Ampla do not turn out to be applicable, the law would mistreat taxpayers that are delayed only a few days in the payment of taxes (Ampla’s case) in a worse manner in comparison to those who, formally, later relied on the various tax amnesties to regulate their tax situation through paying taxes that were not paid in the past.

The “En Banc Council” (a special body within the Taxpayers Council, representing the last administrative instance) on May 9, 2012 issued judgment against Ampla. The sentence was notified on August 29, 2012. Ampla requested the State Public Treasury (Hacienda Pública Estadual) to review the decision through a special review procedure based on the equity principle, before the Governor of the Estado de Río de Janeiro. The recourse has still not been solved, which is why the taxing debt should be suspended. However, the Estado de Rio de Janeiro has registered the debt in the public registry as if it is demandable, which has forced contributing a guarantee of €101 million (R$293 ) on November 12, 2012, in order to suspend the legal action and continue receiving public funds. On June 4, 2013, a sentence in second instance accepted the recourse filed by the Public Treasury of the State of Río de Janeiro against the guarantee Ampla filed. In September 2013, Ampla filed a letter of guarantee to substitute the “guarantee insurance” rejected by the court of law. However, Ampla reiterated to the attorney of the State, the petition for review is still pending a decision. The amount involved in this proceeding is R$ 232 million (approximately Ch$ 51,954 million).

8.

In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” entered into in 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — presently Tractebel Energía). Tractebel asked the court to order that CIEN pay a rescission penalty of R$ 117,666,976 (approximately Ch$ 26,350 million) plus other fines due to the non-availability of “firm capacity and related energy,” and asked the court to determine those other fines in its ruling. The breach allegedly occurred due to a failure by CIEN to assure the availability of capacity contractually agreed with Tractebel over the 20-year period, which allegedly took place beginning in March 2005. In May 2010, Tractebel notified CIEN via a written statement, but not judicially, that it intended to exercise its step-in rights in Line I (30%). The proceeding is currently at the trial stage. CIEN petitioned to join this proceeding with the lawsuit filed by CIEN against Tractebel in 2001, in which the collection of values relative to the rate of exchange and taxing issues is under dispute, which petition for joinder was rejected by the court of law. In May 2013, CIEN requested the suspension of the proceeding for 180 days in order to avoid divergent decisions, which petition was transferred to Tractebel to file its briefs regarding the matter.

9.

In 2010 Furnas Centrais Eletricas S.A. filed a suit against CIEN, based on CIEN’s alleged breach of Firm Capacity Purchase Agreement for the purchase of 700 MW of firm capacity with related energy originating from Argentina, which was signed in 1998 with a term of 20 years starting from June 2000. In its claim, Furnas requests that CIEN be ordered to pay R$ 520,800,659 (approximately Ch$ 116,630 million), as a rescission penalty according to what is provided for in the agreement, as adjusted according to the terms of such agreement, plus interest from the date of filing of the claim until actual payment, as well as other penalties based on the lack of availability of the “firm power and associated energy” (contracted capacity), and other damages to be determined upon the final decision. The proceeding is in its first instance, and the passing of the first trial judgment is pending. In respect of the foreign language documents presented by CIEN, the trial judge of first instance determined that those documents would be excluded from the lawsuit, which decision was affirmed by the 12th Civil Section of the State Court. CIEN has filed a Regular Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice. In addition, CIEN received a communication from Furnas, not at the judicial seat, indicating that in case of termination due to CIEN’s non-compliance, it has the right to acquire 70% of Line I.

10.

At the end of 2002 Endesa Fortaleza filed a legal action against the Federal Union, in order to get recognition that imported goods for the turbo-generating units corresponded to the item “Other Power Generating Units” to thus get access to 0% rate for the Import Tax (II) and the Tax on Industrialized Products (IPI, Impuesto de Productos Industrializados, as per its acronym in Spanish). Endesa Fortaleza got an incidental sentence in its favor in the main legal action that allows importing goods at customs with a 0% rate, but prior to a judicial support of the sum of taxes. Endesa Fortaleza has obtained favorable sentences in the administrative legal instance and in the Superior Court of Law of Justice (Brasilia) (in the main legal suit). In 2002 Endesa Fortaleza filed a judicial action (incidental) that treats the type of import tax applicable to the power generating unit (from 0% to 14%). In this legal action CGTF was also successful in the first and second instances. The Public Treasury has filed a new recourse. The parties are waiting for the recourse sentencing. The judicial deposit must be kept as guarantee of the proceedings until its final sentencing. The sum amounts to R$81 million (Ch$ 18,139 million).

11.

In February 2007, the Brazilian Tax Authorities drew up a minute to Endesa Fortaleza for PIS/COFINS for the accounting periods of December 2003 and from February 2004 to November 2004, referring to the alleged differences produced between the amounts declared in the annual declaration (where the PIS/COFINS amounts were reported under the new non-accrued regime) and the amounts declared in the monthly declaration (where the amounts due were reported under the old accrual system). The company filed an appeal before the Taxpayers’ Council and is currently awaiting decision. The sum is of approximately R$68 million (Ch$ 15,228 million).

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

32.4  Financial restrictions

Various of the company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial covenants, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the agreements’ events-of-default clauses.

1.	Cross Default

Some of the financial debt contracts of Endesa Chile contain cross default clauses. The syndicated loan of Endesa Chile under New York law signed in 2008 and which expires in 2014, with an amount disbursed of US$200 million at the present time, makes no reference to its subsidiaries, so a cross default can only arise with respect to another own debt. In order to accelerate payment of the debt of this loan due to cross default with respect to another debt, the amount overdue of a debt must exceed US$50 million, or the equivalent in other currencies, and other additional conditions should be met including the expiry of grace periods (if any) and formal notification of the intention to accelerate the debt by creditors representing over 50% of the amount due under the agreement. In addition, in February 2013 Endesa Chile signed credit line agreements under Chilean law that stipulate that cross default is triggered only upon default by the Debtor itself, that is, Endesa Chile, on amounts of over US$50 million or its equivalent in other currencies. Amounts drawn against these credit lines have not yet been disbursed, and they mature in February 2016.

Regarding the bond issues of Endesa Chile registered with the United States Securities and Exchange Commission (the SEC), commonly called “Yankee Bonds”, a cross default can be triggered by another of Endesa Chile’s debt amount or by that of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on Endesa Chile’s Yankee Bonds, which mature in February 2097.

The domestic bonds of Endesa Chile state that cross default can be triggered only by the default of the issuer in cases where the amount overdue exceeds US$ 50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series at a bond-holders’ meeting

2.	Financial Covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the company is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the Endesa Chile Group’s financial covenants limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

The Endesa Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

- Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Endesa Chile, and Non-controlling interests. As of December 31, 2013, the ratio was 0.36.

- Equity: A minimum Equity of Ch$760,468 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Endesa. As of December 31, 2013, the equity of Endesa Chile was Ch$2,651,968 million.

- Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associated companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. In the period ended December 31, 2013, this ratio was 7.35.

- Net Asset Position with Related Companies: A Net asset position must be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, current, Accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation. As of December 31, 2013, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$444.0 million, indicating that Enersis S.A. is a net creditor of Endesa Chile rather than a net debtor.

Series M

- The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities and Equity. As of December 31, 2013, the debt ratio was 0.35.

- Equity: Same as for Series H.

- Financial Expense Coverage Ratio: Same as for Series H.

The rest of Endesa Chile’s debt and the undisbursed credit lines include other covenants such as leverage and debt coverage ratios (Debt Ratio/EBITDA ratio), while the Yankee Bonds are not subject to financial covenants.

In the case of Endesa Chile, the most restrictive financial covenant as of December 31, 2013 was the debt ratio requirement in the syndicated loan under New York law, which expires in June 2014.

In Peru, the debt of Edegel includes the following covenants: debt ratio, leverage ratio, and debt to equity and debt coverage (Debt Ratio/EBITDA) ratios. As of December 31, 2013, the most restrictive financial covenant for Edegel was the level of indebtedness corresponding to the second program of locally issued bonds, expiring in January 2014.

In Argentina, Endesa Costanera has just one covenant, the maximum debt, corresponding to a loan from Credit Suisse First Boston International which matures in May 2014. The debt of El Chocón includes covenants related to maximum debt, net consolidated equity, interest coverage, debt coverage (Debt Ratio/EBITDA) and a leverage ratio. In the case of El Chocón, as of December 31, 2013, the most restrictive financial covenant was the Debt/EBITDA ratio, corresponding to the syndicated loan which matures in September 2016.

In Colombia, the debt of Emgesa is not subject to compliance with financial covenants, a situation that also applies to the debt of the rest of the Group’s companies not mentioned in this Note.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of December 31, 2013, December 31, 2012, and January 1, 2012, neither Endesa Chile nor any of its subsidiaries were in default under their financial obligations summarized here or other financial obligations whose defaults might trigger the acceleration of their financial commitments, with the exception of our Argentine subsidiary Endesa Costanera at December 31, 2013, December 31, 2012, and January 1, 2012.

To date, Endesa Costanera has not made the last four payments on a supplier loan with Mitsubishi Corporation, which has a grace period of 180 days for each installment. The past-due payments fell due on March 30, 2012, September 30, 2012, March 31, 2013, and September 30, 2013 for a total of US$68 million, including principal and interest. Under the terms of the agreement, should Mitsubishi Corporation wish to accelerate the debt from this loan for a principal amount of US$141 million, it would have to give formal notification ten days prior to such acceleration. To date, Endesa Costanera has not received such notification from Mitsubishi Corporation. If Mitsubishi Corporation were to issue an official acceleration announcement, a total repayment of US$174 million from the loan would be enforceable under cross default and bankruptcy clauses, including the debt with Mitsubishi Corporation. It is important to note that negotiations on the terms of this loan have been ongoing throughout this time.

As of December 31, 2013, El Chocón would have been in breach of its covenant on the EBITDA/Financial expenses ratio for its US$19 million loan with Standard Bank/Deutsche/Itaú if it had not obtained a waiver in November 2013 allowing it to reduce the limit of the covenant from 3.5 to 2.5 for September and December 2013. A waiver was also signed on December 16, 2013 postponing the US$3 million payment due Standard Bank/Deutsche/Itaú on December 15, 2013 to January 14, 2014. At that time, another waiver was obtained postponing the obligation until February 15, 2014 when the terms of the loan are expected to be renegotiated.

None of this represents a risk of cross default or of another breach for Endesa Chile.

32.5  Other information

Resolution 95/13 from the Argentine Energy Secretariat was published on March 26, 2013 making significant changes to the remunerations system for generating companies and other aspects of operations in the wholesale electricity market. Nevertheless, our Argentine subsidiary Endesa Costanera insisted on the need to consider in the short term adjustments in the values of tariffs. These tariffs reflect 2011 costs and need to be adjusted for 2013, and a methodology for updates that will allow for cost variations needs to be defined. Our Company shows a deficit in working capital until a response to these requests has been obtained, leading to problems in its short-term financial equilibrium. Endesa Costanera expects to correct the present situation depending on a favorable resolution of requests made to the Argentine government.

33. PERSONNEL	FIGURES

Endesa Chile personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2013, December 31, 2012, and January 1, 2012:

Country	12-31-2013				Average for the Year
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total
Chile	38	1,033	86	1,157	1,171
Argentina	5	505	19	529	513
Brazil	-	-	-	-	-
Peru	7	237	16	260	262
Colombia	6	543	14	563	551
Total	56	2,318	135	2,509	2,497

Country	12-31-2012				Average for the Year
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total
Chile	31	1,010	81	1,122	1,122
Argentina	5	479	17	501	497
Brazil	-	1	-	1	2
Peru	9	238	16	263	257
Colombia	6	496	15	517	510
Total	51	2,224	129	2,404	2,388

Country	01-01-2012				Average for the Year
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total
Chile	31	971	95	1,097	1,109
Argentina	6	449	18	473	438
Brazil	-	2	1	3	4
Peru	7	223	17	247	245
Colombia	6	477	15	498	472
Total	50	2,122	146	2,318	2,268

34.	SANCTIONS

The following companies belonging to the Group have received sanctions from the administrative authorities:

a) Endesa	Chile and subsidiaries

Endesa Chile

-

During the 2011 fiscal year, the Company was fined 1,380 UTA (Annual Tax Units), equivalent to ThCh$675,184 by the Superintendency of Electricity and Fuels (SEF) for the blackout that occurred on March 14, 2010. Endesa Chile filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. Endesa Chile then filed an appeal against this ruling with the Supreme Court who, on November 20, 2013, rejected the second appeal and once again upheld the fine, but reduced its amount to 1,246 UTA, equivalent to ThCh$609,623.

Closed.

-

In the 2012 fiscal year, the Company was issued a fine, plus interest, totaling ThCh$13,151 by the Chilean Tax Service (SII) for the excessive use of tax credits for the 2010 tax year. The amount was paid on March 28, 2013.

Closed.

-

During the 2012 fiscal year, the Company was fined 1,200 UTA (Annual Tax Units), the equivalent of ThCh$587,117 by the Electricity and Fuels Superintendency (SEF) for the blackout that occurred on September 24, 2011. Endesa Chile filed a request for reconsideration with the SEF, which was denied in Exempt Resolution 703 of March 25, 2013, which also upheld the fine. The Company later filed an appeal challenging the ruling with the Santiago Court of Appeals, which has not yet viewed the appeal.

-

In January 2013, Endesa Chile was notified of SEF Exempt Resolution 2496 fining the Company 10 UTA for violating Article 123 of Decree Law (DFL) 4/20,018 of 2006 due to its failure to report to the SEF the commissioning of its electricity facilities by the deadline provided for in that law. To clear the charges, Endesa Chile paid the fine in full.

Closed.

-

In the first quarter of 2013, Endesa Chile was notified of three resolutions issued by the Health SEREMI (Regional Ministerial Office) of the Maule Region, Resolutions 1057, 085, and 970, which ruled on health summary proceedings RIT Nos. 355/2011, 354/2011, and 256/2011, respectively, imposing a 20 UTM fine for each of the proceedings. The fines were imposed for the following violations: Resolution 1057 penalizes a health violation of Decree 594 of 1999, Regulations on Basic Health and Environmental Conditions in the Workplace, specifically, at the Cipreses Plant facilities; this fine has been paid in full. Resolution 085 penalizes a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 20.8-kW-capacity Siemens-Schukertwerke A6 power generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Resolution 970 penalizes a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 34 kW Conex generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Total 60 UTM, equivalent to ThCh$2,446.

-

Endesa received notification in September 2013 of ORD No. 603 issued by the Superintendency of the Environment (SMA) initiating sanction proceedings and filing charges against Endesa as Holder of the Expansion Project for Unit Two of the Bocamina Plant for a number of violations against environmental regulations and the RCA environmental regulation instrument. The sanction proceedings are the result of inspections conducted by SMA personnel on February 13 and 14 and on March 19, 26, and 27, 2013, at the Bocamina thermoelectric facilities. The inspections found a number of violations of Exempt Resolution 206 of August 2, 2007 (RCA 206/2007), which was clarified by Exempt Resolutions 229 of August 21, 2007 (RCA 229/2007) and 285 of October 8, 2007 (RCA 285/2007) giving environmental approval to this expansion project. The infractions consist primarily of (i) not having a discharge channel for the cooling system that extends 30 meters into the ocean from the edge of the beach; (ii) not having the Bocamina I Desulfurization unit in operation; (iii) not submitting the information requested by the Superintendency’s official on past records of on-line emissions reports (CEM reports) since the startup of operations until the present time; (iv) exceeding the CO limit for Bocamina I set in the RCA for Bocamina II in January 2013; (v) the defects and gaps between panels in the Bocamina I permiter acoustic enclosure; (vi) noise emissions that exceed regulatory limits; and (vii) not having technological barriers that prevent biomass from pouring into the plant’s intake.

-

Endesa, within the time frame allotted, submitted a compliance schedule that was rejected. On November 27, 2013, the SMA reformulated the charges filed, adding two new charges (failure to comply with RCA 206/2007, considered a grave violation, and failure to comply with the information requirement issued in Ord. UIPS 603, which files charges, also considered a grave violation).

Resolution of this sanction process is pending at this time.

Pehuenche S.A.

-

On October 6, 2011, the Securities and Insurance Superintendency (SVS) issued Exempt Resolution 545 fining the Pehuenche Directors that were involved in approving the Energy and Capacity agreement signed between the company and its parent Empresa Nacional de Electricidad S.A. (Endesa) on November 19, 2007.

-	The following fines were applied:

i) The Directors who were not members of the Directors’ Committee were fined for not having verified, according to the SVS resolution, that the Energy and Capacity sales agreement signed between Empresa Eléctrica Pehuenche S.A. and its parent Endesa on November 19, 2007 was signed under fair conditions normally prevailing on the market, and for having approved the Minutes of the Board Meeting stating that the Directors’ Committee Report had been read, when actually only the Minutes of that meeting had been read. Each Director received a fine of 300 UF (approximately ThCh$6,993).

ii) Directors who were members of the company’s Directors’ Committee at the time the aforementioned agreement was signed were fined for not having prepared, according to the SVS resolution, the Report required under the regulation. Each Director received a fine of 400 UF (approximately ThCh$9,324).

The Directors have filed an appeal with the competent civil court after depositing 25% of the total amount of the fine with the General Treasury of the Republic. Therefore, the allegations and the fines are being studied by the ordinary courts of law, which have been informed of the Directors’ appeal and request for absolution in a summary proceeding.

-

On August 22, 2012, Endesa, as the first party, and Inversiones Tricahue and other minority shareholders as the second party, entered into a transactional agreement by which the minority shareholders withdrew all of their arbitrational, administrative, and criminal actions filed against Endesa and Pehuenche and their Directors on November 19, 2007. In return, Endesa agreed to rescind the November 19, 2007 capacity and energy agreement and to execute a new one under the same conditions, but with a price at marginal cost. The new agreement would be in effect from the date of its signing until December 31, 2021. Both parties also agreed to vote at the Pehuenche Extraordinary Shareholders’ Meeting to approve the rescinding of the former and the execution of the new agreement. Endesa agreed to pay Pehuenche the resulting price difference between the November 19, 2007 agreement price, which was in effect from January 1, 2008 to July 31, 2012, and the price difference between that paid from August 1, 2012, until the signing date of the new energy and capacity agreement, in accordance with the calculation methods and conditions set forth in the new agreement. On October 4, 2012, the Pehuenche Extraordinary Shareholders’ Meeting unanimously voted to rescind the former and execute a new agreement. On October 19, the Pehuenche Board of Directors voted to pay an interim dividend for the amount of the price differences it would receive from Endesa, which would take place on November 5, 2012. Nevertheless, the Directors had to pay the fine imposed by the SVS. The respective insurance policy covered these fines, and the sanctions were declared and paid into the Treasury.

-

During the 2011 fiscal year, the Company was fined 602 UTA (Annual Tax Units), or approximately ThCh$294,537 by the Electricity and Fuels Superintendency (SEF) for the blackout that occurred on March 14, 2010. Pehuenche filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. Pehuenche filed an appeal against this ruling with the Supreme Court, which, on November 20, 2013, rejected the appeal and upheld the fine but reducing the amount to 421 UTA, equivalent to ThCh$205,890.

Closed.

-

On October 2, 2013, the Securities and Insurance Superintendency (SVS) fined Empresa Eléctrica Pehuenche S.A. and its CEO UF 150 (approximately ThCh$3,496) for alleged violations of Article 54 of Law 18,046 “over the right of all shareholders to examine the annual report, balance sheet, inventory, minutes, ledgers, and external auditors’ reports during the 15 days prior to a company’s ordinary shareholders’ meeting.”

The company and its CEO filed an appeal with the courts against the resolution imposing the fine; a ruling on the appeal is pending.

Hidroeléctrica El Chocón S.A.

-

For the year ended December 31, 2012, Hidroeléctrica El Chocón (HECSA) was fined Th$3,069 Argentine pesos (approximately ThCh$246,899) by the Jurisdictional Authority of the Limay, Neuquén, and Negro River Basins (Autoridad Jurisdiccional de las Cuencas de los Ríos Limay, Neuquén Negro, AIC) for failure to comply with certain obligations contained in the Concession Agreement. The company has filed the respective appeal, so the ruling is not yet final.

-	The above agency also imposed a fine of Th$43 Argentine pesos (approximately ThCh$3,459) on HECSA for violation of a duty to report.

-	Finally, the Energy Regulatory Body (ENRE) imposed a fine of Th$20 Argentine pesos (approximately ThCh$1,609) on the company. HECSA has filed an appeal.

Endesa Costanera S.A.

-

During the 2012 fiscal year and until June 30, 2013, the company was issued two fines for a total amount of Th$47,949 Argentine pesos (approximately ThCh$3,857,464) by the General Customs Authority (Dirección General de Aduanas). Possible liability on the part of Mitsubishi is being assessed, in which case that amount could be claimed from this supplier. The ENRE also imposed two fines totaling Th$51 Argentine pesos (approximately ThCh$4,103). The company has filed a protest.

Edegel S.A.A.

-

In April 2011, Edegel S.A.A. was fined by the SUNAT (the Peruvian Tax Administration) for issues with the determination of its 2006 income tax. The amount of the fines, restated at December 31, 2013, was S/. 9,502,978 (approximately ThCh$1,783,670). The company has filed an appeal, which is pending resolution by the Tax Court.

-

In February 2012, the SUNAT ordered Edegel S.A.A. to pay S/. 38,433,190.24 (ThCh$7,213,752) for omitted taxes plus interest and penalties in connection with an audit of its 1999 income tax that began in January of 2006. Edegel S.A.A. paid the penalty imposed by the SUNAT and filed an administrative claim disputing the assessment; a decision on the claim is pending.

-

In August 2012, Edegel S.A.A. received a fine for a total of S/. 18,250 (5 Tax Units, UIT, or approximately ThCh$3,425) from the Agency for the Supervision of Investment in Energy and Mining (OSINERGMIN) for the following violations: (i) CCIT violations: incorrectly calculating indicators and the compensation amount for voltage quality in the first half of 2011; (ii) not having met the deadline for submitting information on product quality for the same fiscal year; and (iii) having submitted empty RDI and RIN extension files.

-

In April 2013, Edegel S.A.A. received the following fines by the OSINERGMIN (the Supervisory Agency for Investments in Energy and Mines: (i) S/. 7,604.57 (approximately ThCh$1,427) for failure to perform maintenance in a timely fashion on its thermal generation units for the last quarter of 2008; (ii) S/. 200,941.48 (approximately ThCh$37,716) for failure to perform maintenance in a timely fashion on its hydraulic generation units for the last quarter of 2008; (iii) S/. 40,700 (approximately ThCh$7,639) (11 Tax Units, UIT) for failure to submit technical justification in a timely fashion for the second quarter of 2008; and (iv) S/. 106,073.17 (approximately ThCh$19,909) for failure to have its generation unit available after having been notified that it was required by the SEIN for the fourth quarter of 2008. Edegel S.A.A. has not protested fines (i) and (iv), and it will pay them to take advantage of early payment benefits. It has, however, appealed sanctions (ii) and (iii), and a ruling by OSINERGMIN is pending.

-

In May 2013, Edegel S.A.A. was fined by the SUNAT for issues with the determination of its 2007 tax payments. The amount of the fine, restated at December 31, 2013, was S/. 8,751,959 (approximately ThCh$1,642,707). An appeal filed with the Tax Court is pending.

-

In June 2013, Edegel S.A.A. was notified by Electroperú S.A. of a penalty applied under contract no. 132991, “Additional Generation Capacity Service through Conversion of Equipment to the Dual Generation System.” The penalty, amounting to S/. 481,104.53 (ThCh$90,301), was applied for breach of the conditions for executing the service offered under that contract.

-

In July 2013, Edegel S.A.A. was fined S/. 453.86 (approximately ThCh$85) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for failure to perform maintenance on its hydraulic generation units in a timely fashion as required under number 6, “Procedure for Overseeing Availability and the Operating Conditions of SEIN Generating Units.” As the company paid the fine prior to the 15-day deadline, the fine was reduced to S/. 340.40 (approximately ThCh$64).

-

In July 2013, Edegel S.A.A. was fined S/. 4,070 (approximately ThCh$764) by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for failure to submit the pertinent technical justification in a timely fashion as required under number 6 of the “Procedures for Overseeing Availability and the Operating Conditions of SEIN Generating Units.” As the company paid the fine prior to the 15-day deadline, the fine was reduced to S/. 3,052.50 (approximately ThCh$573).

-

In November 2013, Edegel S.A.A. was fined S/. 37,000 (approximately ThCh$6,945 or 10 Tax Units – UIT) by the Callahuanca District Municipality (MDC) in Municipal Resolution 060-2013. The MDC imposed the sanction for failure to submit the technical inspection report on multidisciplinary civil defense safety as required under Law 29664 and its regulations.

-

In November 2013, Edegel S.A.A. was fined by the SUNAT for issues with the determination of its 2008 tax payments. The amount of the fine, restated at December 31, 2013, was S/. 1,573,170 (approximately ThCh$295,278). The appeal filed is pending resolution by the SUNAT.

-

In December 2013, Scotiabank Perú S.A.A., which whom Edegel S.A.A. has signed a lease agreement for the Santa Rosa Project, was fined by the SUNAT for duties allegedly unpaid in an import operation. The amount of the fine, restated at December 31, 2013, was S/. 12,701,508 (approximately ThCh$2,384). Scotiabank Perú S.A.A. will file the respective appeal in January 2014.

Chinango S.A.C.

-

In October 2010, Chinango was fined by the District Municipality of San Ramón regarding the Alcabala tax imposed on the transfer of certain assets in the Simple Reorganization that took place between Edegel S.A.A. and Chinango S.A.C. and which went into effect on May 31, 2009. The amount of the fine, restated at December 31, 2013, was S/. 1,643,868 (approximately ThCh$308,547). The appeal filed is pending resolution.

-

In May 2012, Chinango S.A.C. received a fine totaling S/. 40,150 (approximately ThCh$7,536 or 11 Tax Units, UIT) from the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) for the following violations: (i) failure to meet the deadline for submitting information on product quality in NTCSE source files; and (ii) having submitted RIN and CI1 files with errors (incorrect information) in accordance with the Electricity Concessions Law. The fine was paid.

-

In August 2012, Chinango S.A.C. received a fine totaling S/. 18,250 (approximately ThCh$3,425 or five Tax Units, UIT) from the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) for the following violations: (i) CCIT indicator violations; (ii) failure to submit information in a timely fashion; and (iii) having submitted two empty RIN and RD files. The fine was paid.

-

In August 2012, Chinango S.A.C. received a fine totaling S/. 29,200 (approximately ThCh$5,481 or eight Tax Units, UIT) from the Appeals and Sanctions Court of the Agency for the Supervision of Investment in Energy and Mining (OSINERGMIN) when it ruled as groundless the appeal filed by Chinango S.A.C. against Executive Management

Resolution No. 014801 penalizing the failure to comply with the “Procedure for Overseeing the Technical Quality Standard for Electricity Services and its Base Methodology” (NTCSE) in the first half of 2010 and confirmed the Resolution in all of its details. The fine was paid.

-

In January 2013, Chinango S.A.C. received a fine totaling S/. 367,915 (approximately ThCh$69,056) from the SUNAT for issues with the determination of its 2010 income tax. The company challenged the measure despite paying a reduced fine in February 2013. The appeal filed is pending resolution by the Tax Court.

-

In June 2013, Chinango S.A.C. was notified through Coactive Execution Resolution 0398-2012 of a fine of S/. 3,800 (approximately ThCh$713) imposed by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following infractions: (i) failure to comply with the CCII indicator in the first half of 2010 as required under paragraph A of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; (ii) failure to comply with the CPCI indicator in the first half of 2010 as required under paragraph C) of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; and (iii) submitting empty service interruption reports (RIN and RDI files) for the first half of 2010 despite the interruptions affecting its customers, as required under Article 31 of the Electricity Concession Law.

-

In September 2013, Chinango S.A.C. was notified through Managerial Electrical Oversight Resolution No. 19693 issued by the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) of a fine of S/. 1,850 (approximately ThCh$347 or 0.50 Tax Units – UIT) for: (i) failure to submit voltage quality information in a timely fashion in the first half of 2012. As the fine was paid within fifteen (15) days of notification, it was reduced by 25%.

Emgesa

-

In Resolution 110 of August 2012, the Colombian Institute of Anthropology and History—ICANH—imposed a fine of approximately US$55,000 (approximately ThCh$28,854) on the company for not complying with standards and established procedures in cases of archaeological findings, as occurred between April 3 and April 6, 2011 in the area of the El Quimbo Hydroelectric Project. Emgesa filed an appeal against the resolution, but ICANH confirmed the fine in Resolution 149 of October 22, 2012.

b)    Associated companies and joint ventures

Transquillota

-

During the 2012 fiscal year, the company Transquillota, in which Endesa Chile and Colbún each hold a 50% stake, was audited by the Chilean tax service (SII) under an expense verification program, as the SII considers that certain entries such as depreciation of fixed assets were not properly handled. An administrative reconsideration for the Supervisory Review (RAF) was submitted explaining the differences. The SII accepted the company’s explanations and reduced the interest and fines payable to ThCh$19,208, which the company paid on March 27, 2013. Endesa paid only 50% of the amount, or Thch$9,604.

Closed.

Endesa Brasil and subsidiaries

Ampla Energía S.A.

-

For the period ended December 31, 2012, the company received one fine for Th$2,863 Brazilian reals (approximately ThCh$641,150) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica, ANEEL) for power consumption metering. In 2011, it received three fines totaling Th$7,079 Brazilian reals (approximately ThCh$1,585,296) for violation of telemarketing and energy sale tariff indicators. For the period ended December 31, 2012, Ampla was also fined Th$7,478 Brazilian reals (approximately ThCh$1,674,649) by the Federal Revenue Office (Secretaria de Receita Federal) for failure to meet tax obligations. The company has filed the respective appeals.

-

The company received seven fines in 2013 totaling $29,810,687 Brazilian reals (approximately ThCh$6,675,979) from the National Electrical Energy Agency (ANEEL) due to problems with technical quality, erroneous evidence presented in inspections, and for other reasons. The company appealed, and four fines are still awaiting final rulings. The other fines were either revoked or paid, for a total of $143,601 Brazilian reals. Only two fines were received in 2012 totaling $3,557,786 Brazilian reals (approximately ThCh$796,743), for which we have paid $2,112,600 Brazilian reals.

-

In 2013, the company received 19 fines totaling $120,204 Brazilian reals* (approximately ThCh$26,919) from the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, ICM-Bio - Instituto Chico Mendes de Conservação da Biodiversidade, INEA – Instituto Estadual de Ambiente and others) for unauthorized removal of vegetation, the death of animals through contact with our energy network, and construction in prohibited areas or without permission. The company filed appeals against almost all of the fines assessed, but no ruling has yet been given. Ampla paid three fines for $66,310 Brazilian reals. (* Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.) The company had received 14 fines in 2012 for a total of $76,426 Brazilian reals (approximately ThCh$17,115).

-

In 2013, the company received four fines totaling $24,234 Brazilian reals (approximately ThCh$5,427) from the Consumer Defense and Protection Agency (PROCON/RJ) due to problems in reimbursing improper charges and other irregularities. The company has filed appeals against all of the fines, and rulings are pending. Ampla had received three fines in 2012 for a total of $20,840 Brazilian reals (approximately ThCh$4,667); rulings on the appeals filed against these sanctions are also pending.

-

The company received one fine in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The company filed an appeal, and the ruling is pending. The labor agencies have not specified the amount of the fine, which it does only after analyzing the appeal. Ampla had received five fines in 2012, for which rulings are also pending after appeals filed by the company.

Coelce

-	The Company received three fines in 2011 totaling Th$1,397 Brazilian reals (approximately ThCh$312,849) from the National Electrical Energy Agency (ANEEL) for the same reasons it was fined in 2012.

-

For the period ended December 31, 2012, the company received two fines totaling Th$689 Brazilian reals (approximately ThCh$154,297) from the National Electrical Energy Agency (ANEEL) for failure to comply with technical regulations.

-

In 2013, the company received 32 fines totaling $34,877,282 Brazilian reals (approximately ThCh$7,810,540) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties (there were seven), problems with technical quality, erroneous evidence submitted in inspections, irregularities with the Coelce Plus project, and other reasons. The company has filed appeals, and final decisions are pending on 26 sanctions. The other fines were either revoked or paid, for a total of $395,125 Brazilian reals. Coelce had received 24 fines totaling $53,810,352 in 2012 (approximately ThCh$12,050,478), for which we have paid $707,423 Brazilian reals; we are awaiting the final decision on 16 of the sanctions.

-

The company was not fined by the environmental agencies in 2012 and 2013 (IBAMA, the Brazilian Institute for the Environment and Renewable Resources, and ICMBio, the Chico Mendes Institute for Conservation of Biodiversity).

-

Coelce received four fines in 2013 totaling $21,837 Brazilian reals (approximately ThCh$4,890) from the Consumer Defense and Protection Agency (PROCON/CE) for alleged violations of consumer rights. The company filed appeals against the fines, and one has yet to be resolved. The other appeals were rejected, and Coelce paid $15,901 Brazilian reals in fines. Two fines for a total of $12,953 Brazilian reals were received in 2012, which we have paid.

-

The company received two fines in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The appeal filed by the company was unsuccessful, and we paid the amount of $9,694 reals. The company was not fined by these agencies in 2012.

Cien

-

The company received one fine in 2013 for $32,136 Brazilian reals (approximately ThCh$7,197) from the National Electrical Energy Agency (ANEEL) for a formality (a failure to submit documentation). The company appealed, and the decision is pending. The company was not fined by this agency in 2012.

-	In 2012 and 2013, Cien was not fined for other matters (environmental, consumer, or labor).

The company and its Board of Directors have not been subject to other sanctions from the SVS or from other administrative authorities.

35. SUBSEQUENT	EVENTS

Endesa Chile

-

On January 29, 2014, as stipulated in Articles 9 and 10, Paragraph 2 of Law 18,045 and the provisions of General Regulation 30 of the Securities and Insurance Superintendency, the company reported as an essential fact that the Environmental Superintendency, in Exempt Resolution 39 of January 28, 2014, ordered Empresa Nacional de Electricidad S.A., among other provisional measures indicated in that resolution, to shut down, totally and temporarily, the Bocamina Thermoelectric Plant Unit One project for 15 consecutive days. This provisional measure could be renewed or lifted before the completion of the 15 days should new information so warrant, as authorized by the Third Environmental Court on that date and as stipulated in Letter c) of Article 48 of the Organic Law of the Environmental Superintendency.

The financial effects of the shutdown of the Bocamina I Thermal Plant will depend on how long the measure is in effect. The extent of the effects is currently being assessed by the company.

-	On January 31, 2014, the company reported the following essential fact:

Regarding the essential fact reported on December 17, 2013, in which, in addition to reporting the shutdown of the Bocamina II Thermal Plant due to the reasons stated in the report, we announced that the financial effects of the shutdown would be assessed by the company, we hereby report as an essential fact that the effects of the beginning of the shutdown period, from December 17, 2013 to January 30, 2014, are assessed as a total loss of US$31 million in the company’s contribution margin.

In addition, the company will continue to evaluate and report on the financial effects of the shutdown of the Bocamina II Thermal Plant throughout its duration.

-	On February 6, 2014, the company reported the following essential event:

Regarding the essential event of January 29, 2014, the Environmental Superintendency, in Exempt Resolution 59 of February 6, 2014, has lifted the provisional measures ordered in Exempt Resolution 39 of January 28, 2014, including both the total temporary shutdown of the Bocamina Thermoelectric Plant Unit One project and the other corrective, safety, and control measures decreed, as stipulated in Letter c) of Article 48 of the Organic Law of the Environmental Superintendency.

The company will proceed to implement the provisional measures ordered by the authorities and will restart operations at Unit One of the Bocamina Thermoelectric Plant as soon as possible, in coordination with the CDEC.

No other subsequent events of significance have occurred between January 1, 2014 and the date these financial statements were issued.

36. ENVIRONMENT

Environmental expenses as of December 31, 2013, 2012, and 2011 are as follows:

			Balance at
Company Incurring the Cost	Project	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations.	1,996,818	2,298,344	2,104,631
Edegel S.A.	Environmental monitoring, waste management, mitigation, research and development, protection from radiation, vibration reduction, and restoration	417,966	915,325	547,979

Total		2,414,784	3,213,669	2,652,610

37.	FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2013 and 2012, the summarized financial information of our principal subsidiaries under IFRS is as follows:

SUMMARY OF THE ENDESA GROUP CONSOLIDATION, BY SUBSIDIARY

	December 31, 2013
	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Endesa Eco S.A.	-	-	-	-	-	-	48,938,968	(24,522,864)	24,416,104
Empresa Eléctrica Pehuenche S.A.	33,988,505	217,379,509	251,368,014	(35,867,416)	(41,936,800)	(77,804,216)	192,839,780	(78,347,987)	114,491,793
Compañía Eléctrica San Isidro S.A.	-	-	-	-	-	-	211,140,517	(157,918,033)	53,222,484
Compañía Eléctrica Tarapacá S.A.	74,282,837	428,366,270	502,649,107	(173,508,052)	(25,716,898)	(199,224,950)	74,083,557	(66,581,674)	7,501,883
Soc. Concesionaria Túnel El Melón S.A.	12,248,481	10,007,003	22,255,484	(3,182,462)	(4,599,826)	(7,782,288)	10,301,994	(4,155,242)	6,146,752
Endesa Argentina S.A.	1,796,454	47,229,472	49,025,926	(811,271)	-	(811,271)	2,541,610	-	2,541,610
Endesa Costanera S.A.	30,153,983	112,614,109	142,768,092	(162,244,700)	(9,452,339)	(171,697,039)	94,887,720	(118,255,734)	(23,368,014)
Hidroinvest S.A.	528,995	16,812,785	17,341,780	(369,837)	-	(369,837)	20,354	-	20,354
Hidroeléctrica El Chocón S.A.	14,903,801	132,833,440	147,737,241	(21,069,801)	(45,717,551)	(66,787,352)	36,686,734	(25,681,727)	11,005,007
Southern Cone Power Argentina S.A.	7,901	846,585	854,486	(1,209)	-	(1,209)	-	(14,112)	(14,112)
Emgesa S.A. E.S.P.	321,051,970	1,707,315,179	2,028,367,149	(229,533,581)	(864,631,943)	(1,094,165,524)	639,770,439	(408,981,567)	230,788,872
Generandes Perú S.A.	214,375	202,971,423	203,185,798	(10,853)	-	(10,853)	33,470,743	-	33,470,743
Edegel S.A.A.	97,736,569	678,847,872	776,584,441	(98,497,242)	(220,222,435)	(318,719,677)	256,345,889	(175,933,003)	80,412,886
Chinango S.A.C.	7,048,693	104,913,829	111,962,522	(11,790,622)	(36,119,840)	(47,910,462)	27,707,823	(17,541,290)	10,166,533

SUMMARY OF THE ENDESA GROUP CONSOLIDATION, BY SUBSIDIARY

	December 31, 2012
	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Endesa Eco S.A.	96,858,959	69,458,787	166,317,746	(146,333,479)	(2,483,081)	(148,816,560)	8,847,825	(15,201,240)	(6,353,415)
Empresa Eléctrica Pehuenche S.A.	53,256,062	226,690,237	279,946,299	(67,804,287)	(44,094,780)	(111,899,067)	374,992,088	(117,294,279)	257,697,809
Compañía Eléctrica San Isidro S.A.	51,106,086	201,289,793	252,395,879	(106,039,552)	(21,730,290)	(127,769,842)	279,024,743	(223,910,404)	55,114,339
Empresa Eléctrica Pangue S.A.	-	-	-	-	-	-	21,743,845	(10,100,977)	11,642,868
Compañía Eléctrica Tarapacá S.A.	18,675,677	72,323,119	90,998,796	(10,274,500)	(4,390,710)	(14,665,210)	38,465,781	(53,695,291)	(15,229,510)
Endesa Inversiones Generales S.A.	-	-	-	-	-	-	2,255,987	(1,415,630)	840,357
Empresa de Ingeniería Ingendesa S.A.	-	-	-	-	-	-	390,336	(719,190)	(328,854)
Inversiones Endesa Norte S.A.	-	-	-	-	-	-	755,617	(543,185)	212,432
Soc. Concesionaria Túnel El Melón S.A.	5,671,843	14,638,326	20,310,169	(2,924,404)	(9,068,755)	(11,993,159)	9,553,607	(1,237,412)	8,316,195
Endesa Argentina S.A.	13,909,791	30,612,330	44,522,121	(456,855)	(4,479,929)	(4,936,784)	3,123,830	-	3,123,830
Endesa Costanera S.A.	26,248,574	116,505,733	142,754,307	(195,463,171)	(10,460,347)	(205,923,518)	295,139,838	(343,984,979)	(48,845,141)
Hidroinvest S.A.	527,463	20,308,201	20,835,664	(357,128)	-	(357,128)	2,689,410	-	2,689,410
Hidroeléctrica El Chocón S.A.	15,500,507	148,052,530	163,553,037	(29,439,486)	(48,058,461)	(77,497,947)	49,195,031	(34,796,083)	14,398,948
Southern Cone Power Argentina S.A.	24,347	1,022,593	1,046,940	(1,071)	-	(1,071)	-	(8,556)	(8,556)
Emgesa S.A. E.S.P.	285,737,507	1,558,061,492	1,843,798,999	(179,589,763)	(757,392,282)	(936,982,045)	580,343,060	(379,082,030)	201,261,030
Generandes Perú S.A.	190,469	202,696,962	202,887,431	(8,235)	-	(8,235)	18,720,477	-	18,720,477
Edegel S.A.A.	73,195,465	686,321,901	759,517,366	(71,852,384)	(241,375,405)	(313,227,789)	250,100,131	(204,017,304)	46,082,827
Chinango S.A.C.	6,997,326	107,354,750	114,352,076	(9,156,459)	(40,761,605)	(49,918,064)	30,172,752	(18,065,793)	12,106,959

APPENDIX 1 ENDESA CHILE GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries.”

It presents the Group’s ownership interest in each company.

Taxpayer ID No. (RUT)	Company ( in alphabetical order)	Currency	Ownership Interest at 12/31/2013			Ownership Interest at 12/31/2012			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Chinango S.A.C.	Peruvian nuevo sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
96,783,220-0	Compañía Eléctrica San Isidro S.A. (1) (3)	Chilean peso	0.00%	0.00%	0.00%	95.61%	0.00%	95.61%	Subsidiary	Chile	Complete electric energy cycle
96,770,940-9	Compañía Eléctrica Tarapacá S.A. (4)	Chilean peso	96.21%	0.00%	96.21%	99.94%	0.06%	100.00%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Distrilec Inversora S.A.	Argentine peso	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	Subsidiary	Argentina	Portfolio company
Foreign	Edegel S.A.A	Peruvian nuevo sol	29.40%	54.20%	83.60%	29.40%	54.20%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Emgesa S.A. E.S.P.	Colombian peso	26.87%	0.00%	26.87%	26.87%	0.00%	26.87%	Subsidiary	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A.	U.S. dollar	0.00%	26.87%	26.87%	0.00%	26.87%	26.87%	Subsidiary	Colombia	Purchase/sale of electric energy
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	99.66%	0.34%	100.00%	99.66%	0.34%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Endesa Costanera S.A.	Argentine peso	24.85%	50.82%	75.67%	12.33%	57.43%	69.76%	Subsidiary	Argentina	Electric energy generation and sales
96,827,970-K	Endesa Eco S.A. (2) (3) (4)	Chilean peso	0.00%	0.00%	0.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Renewable energy projects
Foreign	Generandes Perú S.A.	Peruvian nuevo sol	61.00%	0.00%	61.00%	61.00%	0.00%	61.00%	Subsidiary	Peru	Portfolio company

Rut	Company	Currency	Ownership Interest at 12/31/2013			Ownership Interest at 12/31/2012			Relationship	Country	Activity
	( in alphabetical order)		Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	2.48%	65.19%	67.67%	2.48%	65.19%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	41.94%	54.15%	96.09%	41.94%	54.15%	96.09%	Subsidiary	Argentina	Portfolio company
Foreign	Ingendesa do Brasil Ltda.	Brazilian real	1.00%	99.00%	100.00%	1.00%	99.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
96,887,060-2	Inversiones Endesa Norte S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Investment in energy projects in northern Chile
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Execution, construction, and operation of the El Melón tunnel
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	Subsidiary	Colombia	Port administration
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	98.00%	2.00%	100.00%	98.00%	2.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Termoeléctrica José de San Martín S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Subsidiary	Argentina	Construction and operation of combined cycle plant
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Subsidiary	Argentina	Electric energy production, transportation, and distribution

(1)	On May 1, 2012, Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A.; the latter is the company which legally continues to exist.
(2)	On May 1, 2012, Empresa de Ingeniería Ingendesa S.A. and Endesa Inversiones Generales S.A. were merged with Inversiones Endesa Norte S.A., and on July 1, 2012, Endesa Norte S.A. was merged with Endesa Eco S.A.; the latter is the company which legally continues to exist.
(3)	On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A.; the latter is the company which legally continues to exist.
(4)	On November 1, 2013, Endesa Eco S.A. was merged with Compañía Eléctrica de Tarapacá; the latter is the company which legally continues to exist.

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation.”

Incorporation into the scope of consolidation during the 2013 and 2012 fiscal years:

Taxpayer ID No. (RUT)	Company	Currency	Ownership Interest at 12/31/2013			Ownership Interest at 12/31/2012			Relationship	Country	Activity
	( in alphabetical order)		Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Emgesa Panama S.A.	U.S. dollar	0.00%	26.87%	26.87%	0.00%	26.87%	26.87%	Subsidiary	Panama	Purchase/sale of electric energy

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is part of Note 3.g, “Investments accounted for using the equity method.”

Taxpayer ID No. (RUT)	Company ( in alphabetical order)	Currency	Ownership Interest at 12/31/2013			Ownership Interest at 12/31/2012			Ownership Interest at 1/1/2012			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Distrilec Inversora S.A.	Argentine peso	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	Associate	Argentina	Portfolio company
96,806,130-5	Electrogas S.A	U.S. dollar	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	Associate	Chile	Portfolio company
Foreign	Endesa Brasil S.A.	Brazilian real	34.64%	4.00%	38.64%	36.27%	4.18%	40.45%	36.27%	4.18%	40.45%	Associate	Brazil	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Associate	Argentina	Wholesale purchase and sale of electric energy
76,418,940-K	GNL Chile.S.A.	U.S. dollar	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76,788,080-4	GNL Quintero S.A.	U.S. dollar	20.00%	0.00%	20.00%	20.00%	0.00%	20.00%	20.00%	0.00%	20.00%	Associate	Chile	Development, design, and supply of liquid natural gas regasifying terminal
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	Joint venture	Chile	Development and operation of a hydroelectric project
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Natural gas transportation
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is part of Note 16, “Other financial liabilities.”

The following tables present the contractual undiscounted cash flows by type of financial debt:

a) Bank borrowings

-	Summary of bank borrowing by currency and maturity:

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current					Current			Non-current					Current			Non-current
					Maturity			Maturity								Maturity								Maturity
					One to three months ThCh$	Three to twelve months ThCh$	Total current at 12/31/2013 ThCh$	One to three years ThCh$	Three to five years ThCh$	Five to ten years ThCh$	More than ten years ThCh$	Total Non- current at 12/31/2013 ThCh$	One to three months ThCh$	Three to twelve months ThCh$	Total current at 12/31/2012 ThCh$	One to three years ThCh$	Three to five years ThCh$	Five to ten years ThCh$	More than ten years ThCh$	Total Non- current at 12/31/2012 ThCh$	One to three months ThCh$	Three to twelve months ThCh$	Total current at 1/1/2012 ThCh$	One to three years ThCh$	Three to five years ThCh$	Five to ten years ThCh$	More than ten years ThCh$	Total Non- current at 1/1/2012 ThCh$

Chile	US$	2.33%	1.77%	Unsecured	842,850	106,843,174	107,686,024	892,825	-	-	-	892,825	818,386	2,531,449	3,349,835	98,982,459	-	-	-	98,982,459	906,389	3,359,497	4,265,886	109,631,899	876,746	-	-	110,508,645
Chile	Ch$	6.00%	6.00%	Unsecured	7	-	7	-	-	-	-	-	272	-	272	-	-	-	-	-	-	-	-	-	-	-	-	-
Peru	US$	2.81%	2.78%	Unsecured	3,055,656	4,146,020	7,201,676	25,010,727	28,623,011		-	53,633,738	2,214,895	1,865,048	4,079,943	14,173,501	27,830,814	12,109,598	-	54,113,913	2,810,297	10,519,166	13,329,463	7,864,024	25,087,748	26,158,087	-	59,109,859
Peru	Sol			Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14,857	1,585,500	1,600,357	-	-	-	-	-
Argentina	US$	9.59%	9.31%	Unsecured	3,542,419	8,408,627	11,951,046	1,641,372	-	-	-	1,641,372	6,645,902	5,093,612	11,739,514	7,836,715	-	-	-	7,836,715	2,662,019	9,436,481	12,098,500	17,142,594	1,612,063	-	-	18,754,657
Argentina	Ar$	31.73%	28.22%	Unsecured	14,276,066	4,487,398	18,763,464	11,751,169	-	-	-	11,751,169	19,209,089	10,912,241	30,121,330	8,750,625	-	-	-	8,750,625	27,019,763	15,322,805	42,342,568	18,975,861	2,458,440	-	-	21,434,301
Colombia	CP	6.95%	6.84%	Unsecured	1,431,306	4,293,917	5,725,223	16,996,306	31,725,477	65,954,840	-	114,676,623	1,900,127	5,700,379	7,600,506	25,790,155	33,339,101	60,191,993	-	119,321,249	1,338,154	82,134,906	83,473,060	-	-	-	-	-

				Total	23,148,304	128,179,136	151,327,440	56,292,399	60,348,488	65,954,840	-	182,595,727	30,788,671	26,102,729	56,891,400	155,533,455	61,169,915	72,301,591	-	289,004,961	34,751,479	122,358,355	157,109,834	153,614,378	30,034,997	26,158,087	-	209,807,462

-	Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	12-2013							12-2012							01-2012
									Current			Non-current				Current			Non-current				Current			Non-current
									Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	Total Non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	3.85%	3.80%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	14,597	1,585,500	1,600,097	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.02%	3.96%	316,892	941,120	1,258,012	2,439,568	14,463,816	-	16,903,384	161,573	923,528	1,085,101	2,391,649	2,288,243	12,109,598	16,789,490	166,062	558,407	724,469	2,423,556	17,774,668		20,198,224
Foreign	Chinango S.A.C.	Peru	Foreign	Bank of Nova Scotia	Peru	US$	3.05%	3.01%	366,751	1,085,588	1,452,339	2,787,364	1,335,025	-	4,122,389	37,359	112,077	149,436	2,621,204	2,471,768	-	5,092,972	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.76%	0.78%	2,103,523	-	2,103,523	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	1.65%	1.65%	-	-	-	-	-	-	-	1,739,482	-	1,739,482	-	-	-	-	1,949,762	5,760,203	7,709,965	1,880,534	-	-	1,880,534
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.42%	3.38%	268,490	2,119,312	2,387,802	19,783,795	12,824,170	-	32,607,965	-	-	-	-	-	-	-	405,477	1,378,129	1,783,606	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.46%	3.41%	-	-	-	-	-	-	-	276,481	829,443	1,105,924	9,160,648	23,070,803		32,231,451	280,841	944,367	1,225,208	3,559,934	7,313,080	26,158,087	37,031,101
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	3.45%	3.41%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,155	1,878,060	1,886,215	-	-	-	-
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.00%	3.00%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	260	-	260	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CP	8.44%	8.27%	-	-	-	-	-	-	-	428,684	1,286,051	1,714,735	5,805,307	7,495,253	13,520,587	26,821,147	326,504	20,008,140	20,334,644	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CP	8.44%	8.27%	-	-	-	-	-	-	-	131,424	394,271	525,695	1,838,073	2,414,481	4,407,478	8,660,032	99,148	6,208,686	6,307,834	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	BBVA Colombia	Colombia	CP	6.89%	6.78%	1,051,003	3,153,008	4,204,011	12,499,230	23,371,517	48,619,434	84,490,181	1,158,673	3,476,018	4,634,691	15,690,942	20,258,627	36,544,265	72,493,834	361,976	22,181,880	22,543,856	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	AV VILLAS	Colombia	CP	8.44%	8.27%	-	-	-	-	-	-	-	181,346	544,039	725,385	2,455,833	3,170,740	5,719,663	11,346,236	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Banco Santander	Colombia	CP	8.15%	7.91%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	412,115	25,254,372	25,666,487	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Banco Davivienda	Colombia	CP	8.15%	7.91%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	138,411	8,481,828	8,620,239	-	-	-	-
Foreign	Emgesa	Colombia	Foreign	Banco Corpbanca	Colombia	CP	7.01%	6.90%	380,303	1,140,909	1,521,212	4,497,076	8,353,960	17,335,406	30,186,442	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	31.89%	28.00%	1,028,903	-	1,028,903	-	-	-	-	1,483,661	-	1,483,661	-	-	-	-	123,454	-	123,454	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	34.49%	30.00%	656,552	-	656,552	-	-	-	-	879,133	-	879,133	-	-	-	-	10,746,076	1,949,571	12,695,647	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	20.57%	18.85%	533,563	-	533,563	-	-	-	-	946,327	1,855,665	2,801,992	411,921	-	-	411,921	1,382,931	1,533,096	2,916,027	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	39.84%	34.00%	3,391,799	-	3,391,799	-	-	-	-	4,349,740	-	4,349,740	-	-	-	-	1,844,142	-	1,844,142	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	25.59%	23.00%	98,467	-	98,467	-	-	-	-	395,870	-	395,870	-	-	-	-	4,670,705	-	4,670,705	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	30.61%	27.00%	1,150,992	-	1,150,992	-	-	-	-	1,388,486	-	1,388,486	-	-	-	-	832,611	-	832,611	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	35.15%	30.50%	1,071,559	-	1,071,559	-	-	-	-	2,459,388	-	2,459,388	-	-	-	-	3,503,302	-	3,503,302	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	32.54%	28.50%	2,514,705	-	2,514,705	-	-	-	-	2,031,944	-	2,031,944	-	-	-	-	1,105,942	-	1,105,942	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	20.20%	18.09%	-	-	-	-	-	-	-	96,871	122,911	219,782	-	-	-	-	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	13.67%	13.25%	113,672	3,229,006	3,342,678	-	-	-	-	4,883,837	-	4,883,837	-	-	-	-	166,419	3,156,573	3,322,992	2,652,744	-	-	2,652,744
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	21.50%	21.50%	809,763	-	809,763	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	B.N.P. Paribas	USA	US$	1.72%	1.12%	28,293	921,118	949,411	892,825	-	-	892,825	31,301	859,843	891,144	1,657,085	-	-	1,657,085	53,521	1,002,756	1,056,277	1,915,379	876,746	-	2,792,125
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Export Development Corporation Loan	USA	US$	1.57%	1.40%	378,291	378,290	756,581	-	-	-	-	347,952	354,206	702,158	689,651	-	-	689,651	379,501	764,980	1,144,481	1,132,904	-	-	1,132,904
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.NY	USA	US$	1.72%	1.12%	436,266	105,543,766	105,980,032	-	-	-	-	439,133	1,317,400	1,756,533	96,635,723	-	-	96,635,723	473,367	1,591,761	2,065,128	106,583,616	-	-	106,583,616
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile (credit line)	Chile	Ch$	6.00%	6.00%	7	-	7	-	-	-	-	272	-	272	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.24%	7.99%	1,712,808	2,587,169	4,299,977	820,490	-	-	820,490	881,121	2,547,013	3,428,134	3,918,502	-	-	3,918,502	518,208	1,530,246	2,048,454	3,576,867	402,643	-	3,979,510
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	8.24%	7.99%	857,292	1,295,083	2,152,375	410,356	-	-	410,356	440,417	1,273,172	1,713,589	1,959,017	-	-	1,959,017	1,611,491	4,749,662	6,361,153	10,912,983	1,209,420	-	12,122,403
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	8.24%	7.99%	858,647	1,297,369	2,156,016	410,526	-	-	410,526	440,527	1,273,427	1,713,954	1,959,196	-	-	1,959,196	1,791,907	-	1,791,907	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	33.70%	29.25%	163,618	-	163,618	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated I	Argentina	Ar$	25.42%	23.31%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	64,001	1,336,177	1,400,178	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated I	Argentina	Ar$	25.42%	23.31%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	80,629	1,707,695	1,788,324	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated I	Argentina	Ar$	26.68%	23.89%	-	-	-	-	-	-	-	354,694	340,398	695,092	-	-	-	-	55,506	1,125,918	1,181,424	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated I	Argentina	Ar$	25.42%	23.31%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	26,301	535,888	562,189	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated II	Argentina	Ar$	26.62%	23.84%	-	-	-	-	-	-	-	239,076	488,681	727,757	230,121	-	-	230,121	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated II	Argentina	Ar$	26.62%	23.84%	-	-	-	-	-	-	-	527,542	1,078,428	1,605,970	507,222	-	-	507,222	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated II	Argentina	Ar$	26.62%	23.84%	-	-	-	-	-	-	-	383,587	784,144	1,167,731	368,840	-	-	368,840	329,514	1,108,036	1,437,550	6,245,072	1,229,220	-	7,474,292
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated II	Argentina	Ar$	26.96%	24.11%	-	-	-	-	-	-	-	190,602	389,550	580,152	183,696	-	-	183,696	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated II	Argentina	Ar$	26.62%	23.84%	-	-	-	-	-	-	-	190,906	390,193	581,099	183,881	-	-	183,881	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad - Syndicated II	Argentina	Ar$	26.62%	23.84%	-	-	-	-	-	-	-	152,374	311,411	463,785	146,892	-	-	146,892	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated III	Argentina	Ar$	26.44%	23.69%	-	-	-	-	-	-	-	614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated III	Argentina	Ar$	26.44%	23.69%	-	-	-	-	-	-	-	614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated III	Argentina	Ar$	26.44%	23.69%	-	-	-	-	-	-	-	614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated III	Argentina	Ar$	26.44%	23.69%	-	-	-	-	-	-	-	614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	30.42%	27.75%	1,511,204	-	1,511,204	-	-	-	-	87,619	2,034,700	2,122,319	-	-	-	-	233,981	2,275,667	2,509,648	2,994,506		-	2,994,506
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro I	Argentina	Ar$	23.14%	21.00%	-	-	-	-	-	-	-	295,652	-	295,652	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	25.59%	23.00%	-	-	-	-	-	-	-	198,116	-	198,116	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	25.59%	23.00%	-	-	-	-	-	-	-	98,949	-	98,949	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	19.84%	BPC + 5,10%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	112,503	1,115,167	1,227,670	1,471,923	-	-	1,471,923
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	BBVA	Argentina	Ar$	19.84%	BPC + 5,10%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	152,645	1,527,554	1,680,199	2,019,288	-	-	2,019,288
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Industrial de Azul	Argentina	Ar$	19.84%	BPC + 5,10%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	329,514	1,108,036	1,437,550	6,245,072	1,229,220		7,474,292
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated IV	Argentina	Ar$	33.84%	30.22%	316,184	1,054,829	1,371,013	2,761,603	-	-	2,761,603	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated IV	Argentina	Ar$	33.84%	30.22%	282,011	940,860	1,222,871	2,463,429	-	-	2,463,429	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated IV	Argentina	Ar$	33.84%	30.22%	270,612	902,848	1,173,460	2,364,010	-	-	2,364,010	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated IV	Argentina	Ar$	33.84%	30.22%	89,772	299,691	389,463	785,764	-	-	785,764	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad - Syndicated IV	Argentina	Ar$	33.84%	30.22%	36,008	120,377	156,385	316,594	-	-	316,594	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Industrial and Commercial Bank of China Argentina	Argentina	Ar$	33.84%	30.22%	350,354	1,168,793	1,519,147	3,059,769	-	-	3,059,769	-	-	-	-	-	-	-	-	-	-	-	-	-	-

				Total ThCh$							151,327,440				182,595,727			56,891,400				289,004,961			157,109,834				209,807,462

b) Secured and unsecured liabilities

-	Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current					Current			Non-current					Current			Non-current
					Maturity		Total current at 12/31/2013 ThCh$	Maturity				Total Non- current at 12/31/2013 ThCh$			Total current at 12/31/2012 ThCh$	Maturity				Total Non- current at 12/31/2012 ThCh$			Total current at 1/1/2012 ThCh$	Maturity				Total Non- current at 1/1/2012 ThCh$
					One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	Five to ten years ThCh$	More than ten years ThCh$		One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	Five to ten years ThCh$	More than ten years ThCh$		One to three months ThCh$	Three to twelve months ThCh$		One to three years ThCh$	Three to five years ThCh$	Five to ten years ThCh$	More than ten years ThCh$

Chile	US$	8.11%	7.99%	Unsecured	5,738,678	17,216,036	22,954,714	138,418,071	27,011,140	67,527,851	331,997,188	564,954,250	9,265,672	213,808,862	223,074,534	134,030,171	24,101,459	60,253,647	336,736,535	555,121,812	10,386,391	34,925,663	45,312,054	265,042,005	188,302,949	67,498,650	357,717,439	878,561,043
Chile	U.F.	6.00%	5.48%	Unsecured	5,444,098	21,021,997	26,466,095	51,727,943	50,122,280	208,402,305	186,171,543	496,424,071	5,802,114	21,972,628	27,774,742	54,304,006	52,643,369	196,716,496	222,067,338	525,731,209	40,166,229	34,130,394	74,296,623	78,626,456	236,315,457	241,310,283	275,252,070	831,504,266
Peru	US$	7.01%	6.89%	Unsecured	649,265	7,018,782	7,668,047	17,490,149	7,500,859	11,710,646	6,578,353	43,280,007	628,048	1,884,143	2,512,191	12,047,614	12,454,106	16,204,773	6,381,057	47,087,550	853,625	2,238,831	3,092,456	15,656,525	27,138,567	18,001,433	6,539,229	67,335,754
Peru	Sol	6.42%	6.32%	Unsecured	10,345,168	4,310,315	14,655,483	1,183,988	1,183,988	10,612,183	—	12,980,159	5,368,613	15,496,309	20,864,922	15,221,745	1,179,069	11,183,287	—	27,584,101	692,196	2,327,605	3,019,801	36,264,691	8,357,628	5,728,426	—	50,350,745
Colombia	CP	7.32%	7.19%	Unsecured	28,242,856	68,060,813	96,303,669	172,336,521	201,975,233	528,141,019	192,489,114	1,094,941,887	13,359,451	40,078,353	53,437,804	203,640,941	133,021,092	534,557,527	87,955,925	959,175,485	11,471,491	38,574,471	50,045,962	128,594,829	116,220,452	353,392,075	236,385,644	834,593,000

				Total	50,420,065	117,627,943	168,048,008	381,156,672	287,793,500	826,394,004	717,236,198	2,212,580,374	34,423,898	293,240,295	327,664,193	419,244,477	223,399,095	818,915,730	653,140,855	2,114,700,157	63,569,932	112,196,964	175,766,896	524,184,506	576,335,053	685,930,867	875,894,382	2,662,344,808

-	Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	12-2013								12-2012								01-2012
										Current			Non-current					Current			Non-current					Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non-current
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - First issue S-1	USA	US$	7.96%	7.88%	Unsecured	2,217,451	6,652,353	8,869,804	17,739,609	17,739,609	44,349,022	136,285,900	216,114,140	1,975,290	5,925,870	7,901,160	15,802,321	15,802,321	39,505,801	132,153,136	203,263,579	703,310	2,364,976	3,068,286	5,672,852	16,469,819	14,104,843	70,869,328	107,116,842
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - First issue S-2	USA	US$	7.40%	7.33%	Unsecured	708,960	2,126,881	2,835,841	5,671,683	5,671,683	14,179,208	54,236,226	79,758,800	630,588	1,891,764	2,522,352	5,044,703	5,044,703	12,611,757	65,754,271	88,455,434	2,204,773	7,413,852	9,618,625	17,783,553	51,630,453	44,216,601	133,463,176	247,093,783
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - First issue S-3	USA	US$	8.26%	8.13%	Unsecured	449,981	1,349,943	1,799,924	3,599,848	3,599,848	8,999,621	141,475,062	157,674,379	406,804	1,220,413	1,627,217	3,254,435	3,254,435	8,136,089	138,829,128	153,474,087	2,384,734	8,018,994	10,403,728	19,235,104	109,486,718	-	-	128,721,822
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	Unsecured	-	-	-	-	-	-	-	-	4,127,302	198,393,750	202,521,052	-	-	-	-	-	4,635,971	15,589,088	20,225,059	218,659,499	-	-	-	218,659,499
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Foreign	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	Unsecured	2,362,286	7,086,859	9,449,145	111,406,931				111,406,931	2,125,688	6,377,065	8,502,753	109,928,712	-	-	-	109,928,712	457,603	1,538,753	1,996,356	3,690,997	10,715,959	9,177,206	153,384,935	176,969,097
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	6.20%	Unsecured	1,528,468	9,275,107	10,803,575	20,402,902	18,797,239	39,968,321	31,038,325	110,206,787	1,684,588	9,620,049	11,304,637	21,363,797	19,703,160	41,992,615	37,768,596	120,828,168	2,124,125	11,532,964	13,657,089	24,422,163	58,670,925	41,070,877	25,027,022	149,190,987
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.75%	Unsecured	3,915,630	11,746,890	15,662,520	31,325,041	31,325,041	168,433,984	155,133,218	386,217,284	4,117,526	12,352,579	16,470,105	32,940,209	32,940,209	154,723,881	184,298,742	404,903,041	4,973,783	16,725,028	21,698,811	40,118,205	136,748,818	165,216,094	140,001,737	482,084,854
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,746,368	5,872,402	7,618,770	14,086,088	40,895,714	35,023,312	110,223,311	200,228,425
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	97,004,000-5	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	31,321,953		31,321,953	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A-10 Bonds	Colombia	CP	6.89%	6.72%	Unsecured	939,183	2,817,550	3,756,733	57,903,035	-	-	-	57,903,035	1,102,280	3,306,839	4,409,119	62,006,104	-	-	-	62,006,104	1,150,327	3,868,134	5,018,461	9,278,465	-	-	56,536,718	65,815,183
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A102 Bonds	Colombia	CP	6.89%	6.72%	Unsecured	178,890	536,671	715,561	11,029,149	-	-	-	11,029,149	209,956	629,869	839,825	11,810,678	-	-	-	11,810,678	216,825	729,104	945,929	1,748,896	10,768,120	-	-	12,517,016
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B-103 Bonds	Colombia	CP	7.00%	7.00%	Unsecured	734,499	2,203,498	2,937,997	5,875,994	46,856,691	-	-	52,732,685	894,296	2,682,888	3,577,184	7,154,367	50,204,631	-	-	57,358,998	1,129,556	3,798,288	4,927,844	9,110,927	-	-	62,840,794	71,951,721
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A5 Bonds	Colombia	CP	5.54%	5.43%	Unsecured	13,616,326	-	13,616,326	-	-	-	-	-	223,748	671,245	894,993	13,536,136	-	-	-	13,536,136	179,093	602,226	781,319	14,001,389	-	-	-	14,001,389
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B10 Bonds	Colombia	CP	7.64%	7.43%	Unsecured	824,131	2,472,393	3,296,524	6,593,049	6,593,049	44,205,339		57,391,437	946,998	2,840,995	3,787,993	7,575,987	7,575,987	47,759,102		62,911,076	989,794	3,328,320	4,318,114	7,983,617	-	65,971,663	-	73,955,280
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B15 Bonds	Colombia	CP	7.96%	7.73%	Unsecured	297,055	891,166	1,188,221	2,376,444	2,376,444	5,941,109	15,335,507	26,029,504	339,573	1,018,719	1,358,292	2,716,583	2,716,583	6,791,458	16,612,523	28,837,147	354,285	1,191,331	1,545,616	2,857,637	8,296,492	21,943,442		33,097,571
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	E5-09 Bonds	Colombia	CP	9.27%	9.27%	Unsecured	582,915	25,929,967	26,512,882	-	-	-	-	-	577,113	1,731,338	2,308,451	26,317,195	-	-	-	26,317,195	569,828	1,916,126	2,485,954	28,105,888	-	-	-	28,105,888
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B09-09 Bonds	Colombia	CP	7.76%	7.55%	Unsecured	1,153,945	3,461,835	4,615,780	9,231,559	66,821,758	-	-	76,053,317	1,325,639	3,976,917	5,302,556	10,605,111	10,605,111	62,175,621	-	83,385,843	1,328,332	4,466,698	5,795,030	10,714,236	84,115,563	-	-	94,829,799
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B12 Bonds	Colombia	CP	7.97%	7.74%	Unsecured	485,500	1,456,499	1,941,999	3,883,998	3,883,998	29,449,526	-	37,217,522	555,900	1,667,701	2,223,601	4,447,203	4,447,203	32,223,666	-	41,118,072	556,858	1,872,513	2,429,371	4,491,583	13,040,277	28,416,894	-	45,948,754
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	CP	10.17%	10.17%	Unsecured	4,486,961	13,460,883	17,947,844	35,895,687	35,895,687	213,793,324	-	285,584,698	618,169	1,854,506	2,472,675	4,945,349	4,945,349	31,993,565	-	41,884,263	610,366	2,052,440	2,662,806	4,923,173	-	28,958,422	14,293,300	48,174,895
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo bonds	Colombia	CP	10.17%	10.17%	Unsecured	624,384	1,873,151	2,497,535	4,995,071	4,995,071	29,750,447	-	39,740,589	4,442,297	13,326,891	17,769,188	35,538,377	35,538,377	229,912,869	-	300,989,623	4,386,227	14,749,291	19,135,518	35,379,018	-	208,101,654	102,714,832	346,195,504
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B10 bonds	Colombia	CP	5.34%	5.24%	Unsecured	1,100,769	3,302,308	4,403,077	8,806,155	8,806,155	99,436,473	-	117,048,783	1,264,032	3,792,096	5,056,128	10,112,255	10,112,255	106,512,256	-	126,736,766	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B15 bonds	Colombia	CP	5.46%	5.36%	Unsecured	753,246	2,259,737	3,012,983	6,025,966	6,025,966	15,064,915	66,601,374	93,718,221	859,450	2,578,349	3,437,799	6,875,596	6,875,596	17,188,990	71,343,402	102,283,584	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B12-13 bonds	Colombia	CP	6.85%	6.68%	Unsecured	1,648,116	4,944,349	6,592,465	13,184,931	13,184,931	32,962,327	110,552,233	169,884,422	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B6-13 bonds	Colombia	CP	6.08%	5.95%	Unsecured	616,960	1,850,879	2,467,839	4,935,677	4,935,677	43,453,010	-	53,324,364	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B6-13 bonds	Colombia	CP	6.08%	5.95%	Unsecured	199,976	599,927	799,903	1,599,806	1,599,806	14,084,549	-	17,284,161	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.57%	6.47%	Unsecured	82,595	247,784	330,379	660,757	5,613,285	-	-	6,274,042	79,897	239,692	319,589	639,178	639,178	4,814,505	-	6,092,861	97,652	235,722	333,374	616,363	1,789,469	5,500,435	-	7,906,267
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	Unsecured	74,183	222,548	296,731	593,463	593,463	5,739,253	-	6,926,179	73,875	221,624	295,499	590,997	590,997	6,023,737	-	7,205,731	160,276		160,276	-	-	10,819,378	-	10,819,378
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	Unsecured	73,816	221,447	295,263	590,525	590,525	4,872,930	-	6,053,980	73,509	220,527	294,036	588,072	588,072	5,159,550	-	6,335,694	79,552	267,504	347,056	4,950,085	-	-	-	4,950,085
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.86%	6.75%	Unsecured	63,459	3,866,320	3,929,779	-	-	-	-	-	63,196	189,587	252,783	3,923,716	-	-	-	3,923,716	78,051	262,457	340,508	4,868,653	-	-	-	4,868,653
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.61%	6.50%	Unsecured	-	-	-	-	-	-	-	-	4,770,062	-	4,770,062	-	-	-	-	-	77,676	261,195	338,871	5,051,067	-	-	-	5,051,067
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.54%	6.44%	Unsecured	-	-	-	-	-	-	-	-	75,338	4,744,218	4,819,556	-	-	-	-	-	73,923	248,577	322,500	5,114,463	-	-	-	5,114,463
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.74%	6.63%	Unsecured	-	-	-	-	-	-	-	-	77,532	4,771,525	4,849,057	-	-	-	-	-	89,628	301,387	391,015	5,873,636	-	-	-	5,873,636
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.70%	6.59%	Unsecured	5,408,901	-	5,408,901	-	-	-	-	-	87,352	262,056	349,408	5,400,952	-	-	-	5,400,952	77,300	259,934	337,234	4,919,966	-	-	-	4,919,966
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	Unsecured	80,999	242,996	323,995	647,989	647,989	1,619,973	6,578,353	9,494,304	78,353	235,060	313,413	626,827	626,827	1,567,066	6,381,057	9,201,777	83,851	281,959	365,810	2,639,913	-	1,681,620	6,539,229	10,860,762
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	Unsecured	111,697	5,406,082	5,517,779	-	-	-	-	-	108,049	324,147	432,196	5,049,991	-	-	-	5,049,991	115,630	388,820	504,450	5,903,654	-	-	-	5,903,654
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	Unsecured	81,132	243,395	324,527	649,053	649,053	4,318,583	-	5,616,689	78,482	235,446	313,928	627,856	627,856	4,249,866	-	5,505,578	83,988	282,422	366,410	677,444	6,208,170	-	-	6,885,614
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	Unsecured	57,826	173,478	231,304	3,359,066	-	-	-	3,359,066	55,926	167,777	223,703	3,285,038	-	-	-	3,285,038	59,850	201,252	261,102	3,783,487	-	-	-	3,783,487
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.74%	6.63%	Unsecured	84,590	253,769	338,359	5,791,110	-	-	-	5,791,110	81,827	245,481	327,308	654,617	4,978,803	-	-	5,633,420	87,568	294,460	382,028	706,319	6,190,863	-	-	6,897,182
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	Unsecured	76,610	229,829	306,439	5,791,642	-	-	-	5,791,642	74,108	222,323	296,431	592,861	5,010,196	-	-	5,603,057	79,307	266,681	345,988	639,685	6,096,813	-	-	6,736,498
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	Unsecured	73,816	221,449	295,265	590,532	590,532	5,772,090	-	6,953,154	71,406	214,217	285,623	571,246	571,246	5,573,336	-	6,715,828	85,503	287,515	373,018	689,660	6,853,252	-	-	7,542,912
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Secured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	75,800	254,886	330,686	611,394	1,775,041	5,728,426	-	8,114,861
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.57%	6.47%	Secured	-	-	-	-	-	-	-	-	75,703	4,870,634	4,946,337	-	-	-	-	-	75,424	253,624	329,048	608,367	6,582,587	-	-	7,190,954
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.25%	6.16%	Secured	4,724,809	-	4,724,809	-	-	-	-	-	72,046	216,138	288,184	4,718,008	-	-	-	4,718,008	64,842	218,041	282,883	4,267,060	-	-	-	4,267,060

				Total	ThCh$							168,048,008					2,212,580,374			327,664,193					2,114,700,157			175,766,896					2,662,344,808

c) Finance lease obligations

-	Finance lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	12-2013								12-2012								01-2012
								Current			Non-current					Current			Non-current					Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	More than five years	More than ten years	Total Non- current
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.50%	581,073	1,742,183	2,323,256	4,637,718	4,624,689	13,024,032	-	22,286,439	517,486	1,552,682	2,070,168	4,142,238	4,145,057	10,377,586	3,477,319	22,142,200	567,586	1,900,568	2,468,154	4,556,135	6,273,409	10,867,880	5,946,866	27,644,290
Foreign	Edegel S.A.A.	Peru	0-E	Scotiabank	Peru	US$	2.00%	1,486,952	4,421,036	5,907,988	15,369,699	11,585,284	-	-	26,954,983	1,406,430	4,177,025	5,583,455	12,608,401	17,546,542	-	-	30,154,943	2,137,134	6,953,795	9,090,929	11,858,222	14,046,200	13,246,071	-	39,150,493

				Total ThCh$						8,231,244					49,241,422			7,653,623					52,297,143			11,559,083					66,794,783
d) Other liabilities

-	Other liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	12-2013						12-2012						01-2012
								Current			Non-current			Current			Non-current			Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to three years	Three to five years	Total Non- current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	70,430,612	-	70,430,612	-	-	-	56,264,078	-	56,264,078	-	-	-	14,958,554	10,030,787	24,989,341	32,747,272	24,243,194	56,990,466
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	1,092,665	-	1,092,665	-	-	-	11,534,186	-	11,534,186	-	-	-	2,296,618	67,527	2,364,145	161,976	1,139,597	1,301,573
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%	605,116	3,546,685	4,151,801	2,802,590	-	2,802,590	799,346	5,846,518	6,645,864	6,019,282	-	6,019,282	547,198	884,765	1,431,963	-	-	-
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.67%	-	138,707	138,707	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Other	Argentina	Ar$	19.79%	48,246	144,738	192,984	1,127,937	-	1,127,937	-	-	-	-	-	-	-	-	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	2,025,842	-	2,025,842	-	-	-	2,017,319	-	2,017,319	-	-	-	-	3,930,734	3,930,734	-	-	-

				Total ThCh$						78,032,611			3,930,527			76,461,447			6,019,282			32,716,183			58,292,039

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Endesa Chile financial statements.

The detail of assets denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	12-31-2013 ThCh$	12-31-2012 ThCh$	01-01-2012 ThCh$
CURRENT ASSETS
Cash and cash equivalents			14,961,313	4,129,928	6,054,467
	U.S. dollar	Colombian peso	13,145	5,413	5,634
	U.S. dollar	Chilean peso	2,627,445	-	-
	U.S. dollar	Peruvian nuevo sol	11,839,569	3,690,418	2,886,536
	U.S. dollar	Argentine peso	481,154	434,097	3,162,297
Accounts receivable from related companies			28,384,147	14,361,204	20,299,704
	U.S. dollar	Chilean peso	28,384,147	14,361,204	20,299,704

TOTAL CURRENT ASSETS			43,345,460	18,491,132	26,354,171
NON-CURRENT ASSETS
Investments accounted for using the equity method			684,153,175	682,114,350	666,985,595
	U.S. dollar	Chilean peso	133,869,906	105,238,196	94,544,356
	Argentine peso	Chilean peso	2,400,103	2,743,725	3,428,480
	Brazilian real	Peruvian nuevo sol	57,778,968	60,504,917	60,249,470
	Brazilian real	Chilean peso	490,104,198	513,627,512	508,763,289

Goodwill			88,651,527	89,481,949	86,830,663
	Peruvian nuevo sol	Chilean peso	81,661,135	81,038,239	76,365,596
	Argentine peso	Chilean peso	6,990,392	8,443,710	10,465,067

TOTAL NON-CURRENT ASSETS			772,804,702	771,596,299	753,816,258

TOTAL ASSETS			816,150,162	790,087,431	780,170,429

The detail of liabilities denominated in foreign currencies is the following:

			12-31-2013								12-31-2012								01-01-2012
			Current Liabilities			Non-current Liabilities					Current Liabilities			Non-current Liabilities					Current Liabilities			Non-current Liabilities
			90 days or less	91 days to one year	Total	More than 1 year upto 3 years	More than 3 years up to 5 years	More than 5 years upto 10 years	More than 10 years	Total	90 days or less	91 days to one year	Total	More than 1 year up to 3 years	More than 3 years up to 5 years	More than 5 years	More than 10 years	Total	90 days or less	91 days to one year	Total	More than 1 year up to 3 years	More than 3 years up to 5 years	More than 5 years	More than 10 years	Total
	Foreign Currency	Functional Currency	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	ThCh$	Non-current	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	ThCh$	Non-current	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	ThCh$	Non-current
LIABILITIES
Other financial liabilities	U.S. dollar		88,212,425	149,941,202	238,153,627	203,460,561	79,344,983	92,262,529	338,575,541	713,643,614	91,312,402	231,044,304	322,356,706	283,821,099	86,077,978	98,945,604	346,594,911	815,439,592	33,973,247	86,968,415	120,941,662	464,660,652	288,720,473	135,772,121	370,203,534	1,259,356,780
	U.S. dollar	Chilean peso	7,162,601	125,801,393	132,963,994	143,948,614	31,635,829	80,551,883	331,997,188	588,133,514	12,618,863	217,892,993	230,511,856	237,154,868	28,246,516	70,631,233	340,213,854	676,246,471	11,860,366	44,116,462	55,976,828	379,230,039	195,453,104	78,366,530	363,664,305	1,016,713,978
	U.S. dollar	Peruvian nuevo sol	3,088,350	15,585,838	18,674,188	57,870,575	47,709,154	11,710,646	6,578,353	123,868,728	4,249,373	7,926,216	12,175,589	38,829,516	57,831,462	28,314,371	6,381,057	131,356,406	5,801,056	19,711,792	25,512,848	35,378,771	66,272,515	57,405,591	6,539,229	165,596,106
	U.S. dollar	Argentine peso	77,961,474	8,553,971	86,515,445	1,641,372	-	-	-	1,641,372	74,444,166	5,225,095	79,669,261	7,836,715	-	-	-	7,836,715	16,311,825	23,140,161	39,451,986	50,051,842	26,994,854	-	-	77,046,696

TOTAL LIABILITIES			88,212,425	149,941,202	238,153,627	203,460,561	79,344,983	92,262,529	338,575,541	713,643,614	91,312,402	231,044,304	322,356,706	283,821,099	86,077,978	98,945,604	346,594,911	815,439,592	33,973,247	86,968,415	120,941,662	464,660,652	288,720,473	135,772,121	370,203,534	1,259,356,780

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Endesa Chile financial statements.

a) Portfolio stratification

-	Trade and other accounts receivable by time in arrears:

Trade and Other Accounts Receivable	Balance at
	12-31-2013
	Up-to-date portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Trade receivables, gross	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110	125,349,056
Impairment provision	(215,507)	-	-	-	-	(55,494)	-	-	-	(2,423,973)	(2,694,974)	-
Other accounts receivable, gross	22,612,038	-	-	-	-	-	-	-	-	-	22,612,038	6,248,354
Impairment provision	(1,297,252)	-	-	-	-	-	-	-	-	-	(1,297,252)	-

Total	224,872,494	751,245	157,913	69,022	70,393	21,170,602	1,050	118	845	669,240	247,762,922	131,597,410

Trade and Other Accounts Receivable	Balance at
	12-31-2012
	Up-to-date portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Trade receivables, gross	134,030,314	742,503	47,700	61,797	308,432	274,643	4,577	-	311	4,459,462	139,929,739	140,323,852
Impairment provision	(260,311)	-	-	-	-	-	-	-	-	(3,065,033)	(3,325,344)	-
Other accounts receivable, gross	82,340,304	-	-	-	-	-	-	-	-	-	82,340,304	6,640,299
Impairment provision	(1,262,108)	-	-	-	-	-	-	-	-	-	(1,262,108)	-

Total	214,848,199	742,503	47,700	61,797	308,432	274,643	4,577	-	311	1,394,429	217,682,591	146,964,151

Trade and Other Accounts Receivable	Balance at
	01-01-2012
	Up-to-date portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Trade receivables, gross	241,535,134	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	250,759,639	148,367,033
Impairment provision	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	-	(5,149,239)	-
Other accounts receivable, gross	34,463,899	-	-	39,056	2,791	-	-	-	-	85	34,505,831	3,241,735
Impairment provision	(1,326,090)	-	-	-	-	-	-	-	-	-	(1,326,090)	-

Total	273,689,838	1,794,517	84,972	2,565,654	440,302	138,523	-	-	-	76,335	278,790,141	151,608,768

-	By type of portfolio:

Time in Arrears	Balance at						Balance at						Balance at
	12-31-2013						12-31-2012						01-01-2012
	Non-renegotiated portfolio		Renegotiated portfolio		Total gross portfolio		Non-renegotiated portfolio		Renegotiated portfolio		Total gross portfolio		Non-renegotiated portfolio		Renegotiated portfolio		Total gross portfolio
	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$	Number of clients	Gross amount ThCh$

Up-to-date	310	203,773,215	-	-	310	203,773,215	307	134,030,314	-	-	307	134,030,314	93	241,535,134	-	-	93	241,535,134
1 to 30 days	50	751,245	-	-	50	751,245	37	742,503	-	-	37	742,503	10	1,794,517	-	-	10	1,794,517
31 to 60 days	16	157,913	-	-	16	157,913	15	47,700	-	-	15	47,700	16	84,972	-	-	16	84,972
61 to 90 days	14	69,022	-	-	14	69,022	18	61,797	-	-	18	61,797	1	6,637,238	-	-	1	6,637,238
91 to 120 days	9	70,393	-	-	9	70,393	16	308,432	-	-	16	308,432	12	493,005	-	-	12	493,005
121 to 150 days	12	21,226,096	-	-	12	21,226,096	17	274,643	-	-	17	274,643	-	138,523	-	-	-	138,523
151 to 180 days	4	1,050	-	-	4	1,050	16	4,577	-	-	16	4,577	-	-	-	-	-	-
181 to 210 days	5	118	-	-	5	118	1	-	-	-	1	-	-	-	-	-	-	-
211 to 250 days	4	845	-	-	4	845	4	311	-	-	4	311	-	-	-	-	-	-
More than 251 days	52	3,093,213	-	-	52	3,093,213	37	4,459,462	-	-	37	4,459,462	5	76,250	-	-	5	76,250

Total	476	229,143,110	-	-	476	229,143,110	468	139,929,739	-	-	468	139,929,739	137	250,759,639	-	-	137	250,759,639

b) Portfolio in default and in legal collection process.

Portfolio in Default and in Legal Collection Process	Balance at		Balance at		Balance at
	12-31-2013		12-31-2012		01-01-2012
	Number of clients	Amount ThCh$	Number of clients	Amount ThCh$	Number of clients	Amount ThCh$

Notes receivable in legal collection process (*)	5	223,563	6	298,950	-	-

Total	5	223,563	6	298,950	-	-

        (*) Legal collections are included in the portfolio in arrears.

c) Provisions and write-offs

Provisions and Write-offs	Balance at
	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Provision for non-renegotiated portfolio	(140,365)	(1,460,736)	4,024,394
Write-offs during the period	(411,830)	(271,908)	(74,259)

Total	(552,195)	(1,732,644)	3,950,135

d) Number and amount of operations

Number and Amount of Operations	Balance at
	12-31-2013		12-31-2012		12-31-2011
	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Impairment provision and recoveries
Number of operations	24	124	10	26	12	12
Amount of operations, in ThCh$	(159,544)	(140,365)	(815,265)	(1,460,736)	4,236,635	4,024,394

APPENDIX 6.1 COMPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Endesa Chile financial statements.

a) Portfolio stratification

-	Trade receivables by time in arrears:

Trade Receivables	Balance at
	12-31-2013
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Generation and transmission receivables	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110	125,349,056
-Large clients	178,104,188	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	203,474,083	-
-Institutional clients	22,542,434	-	-	-	-	-	-	-	-	-	22,542,434	125,349,056
-Others	3,126,593	-	-	-	-	-	-	-	-	-	3,126,593	-
Impairment provision	(215,507)	-	-	-	-	(55,494)	-	-	-	(2,423,973)	(2,694,974)	-

Non-invoiced services	146,445,453	-	-	-	-	-	-	-	-	-	146,445,453	1,510,879
Invoiced services	57,327,762	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	82,697,657	123,838,177

Total Trade Receivables, Gross	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110	125,349,056
Total Impairment Provision	(215,507)	-	-	-	-	(55,494)	-	-	-	(2,423,973)	(2,694,974)	-
Total Trade Receivables, Net	203,557,708	751,245	157,913	69,022	70,393	21,170,602	1,050	118	845	669,240	226,448,136	125,349,056

Trade Receivables	Balance at
	12-31-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Generation and transmission receivables	134,030,314	742,503	47,700	61,797	308,432	274,643	4,577	-	311	4,459,462	139,929,739	140,323,852
-Large clients	108,571,367	129,281	635	6,290	82,886	272,789	2	-	311	4,457,801	113,521,362
-Institutional clients	18,748,525	-	-	-	-	-	-	-	-	-	18,748,525	140,323,852
-Others	6,710,422	613,222	47,065	55,507	225,546	1,854	4,575	-	-	1,661	7,659,852	-
Impairment provision	(260,311)	-	-	-	-	-	-	-	-	(3,065,033)	(3,325,344)	-

Non-invoiced services	65,705,343	-	-	-	-	-	-	-	-	-	65,705,343	-
Invoiced services	68,324,972	742,502	47,700	61,797	308,432	274,643	4,577	-	311	4,459,461	74,224,395	140,323,852

Total Trade Receivables, Gross	134,030,314	742,503	47,700	61,797	308,432	274,643	4,577	-	311	4,459,462	139,929,739	140,323,852
Total Impairment Provision	(260,311)	-	-	-	-	-	-	-	-	(3,065,033)	(3,325,344)	-
Total Trade Receivables, Net	133,770,003	742,503	47,700	61,797	308,432	274,643	4,577	-	311	1,394,429	136,604,395	140,323,852

Trade Receivables	Balance at
	01-01-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non- current ThCh$

Generation and transmission receivables	241,535,134	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	250,759,639	148,367,033
-Large clients	185,245,453	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	194,469,958
-Institutional clients	56,289,681	-	-	-	-	-	-	-	-	-	56,289,681	148,367,033
Impairment provision	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	-	(5,149,239)	-

Non-invoiced services	154,040,301	-	-	-	-	-	-	-	-	-	154,040,301	-
Invoiced services	87,494,833	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	96,719,338	148,367,033

Total Trade Receivables, Gross	241,535,134	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	250,759,639	148,367,033
Total Impairment Provision	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	-	(5,149,239)	-
Total Trade Receivables, Net	240,552,029	1,794,517	84,972	2,526,598	437,511	138,523	-	-	-	76,250	245,610,400	148,367,033

-	By type of portfolio:

Trade Receivables	Balance at
	12-31-2013
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total gross portfolio ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110
-Large clients	178,104,188	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	203,474,083
-Institutional clients	22,542,434	-	-	-	-	-	-	-	-	-	22,542,434
-Others	3,126,593	-	-	-	-	-	-	-	-	-	3,126,593

Total gross portfolio	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110

Trade Receivables	Balance at
	12-31-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total gross portfolio ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	134,030,314	742,503	47,700	61,797	308,432	274,643	4,577	-	311	4,459,462	139,929,739
-Large clients	108,571,367	129,281	635	6,290	82,886	272,789	2	-	311	4,457,801	113,521,362
-Institutional clients	18,748,525	-	-	-	-	-	-	-	-	-	18,748,525
-Others	6,710,422	613,222	47,065	55,507	225,546	1,854	4,575	-	-	1,661	7,659,852

Total gross portfolio	134,030,314	742,503	47,700	61,797	308,432	274,643	4,577	-	311	4,459,462	139,929,739

Trade Receivables	Balance at
	01-01-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total gross portfolio ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	241,535,134	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	250,759,639
-Large clients	192,140,087	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	201,364,592
-Institutional clients	49,395,047	-	-	-	-	-	-	-	-	-	49,395,047

Total gross portfolio	241,535,134	1,794,517	84,972	6,637,238	493,005	138,523	-	-	-	76,250	250,759,639

APPENDIX 7 FINANCIAL STATEMENTS, RESTATED

This appendix forms an integral part of the Endesa Chile financial statements.

a) Consolidated statements of financial position

Assets	12/31/2012 (Restated) ThCh$	12/31/2012 (Issued) ThCh$	Variation at 12/31/2012 ThCh$	1/1/2012 (Restated) ThCh$	1/1/2012 (Issued) ThCh$	Variation at 1/1/2012 ThCh$

CURRENT ASSETS
Cash and cash equivalents	235,677,733	276,794,675	(41,116,942)	389,768,271	421,282,284	(31,514,013)
Other current financial assets	25,119,785	25,119,785	-	914,209	914,209	-
Other current non-financial assets	17,342,247	20,066,719	(2,724,472)	14,307,830	17,191,861	(2,884,031)
Trade and other current receivables	217,682,591	230,397,862	(12,715,271)	278,790,141	296,146,589	(17,356,448)
Accounts receivable from related companies	75,488,611	61,579,669	13,908,942	103,848,707	83,101,044	20,747,663
Inventories	59,362,620	65,658,433	(6,295,813)	49,276,026	55,904,264	(6,628,238)
Current tax assets	150,680,329	155,368,748	(4,688,419)	82,053,456	85,515,069	(3,461,613)

TOTAL CURRENT ASSETS	781,353,916	834,985,891	(53,631,975)	918,958,640	960,055,320	(41,096,680)

NON-CURRENT ASSETS
Other non-current financial assets	33,304,990	33,402,902	(97,912)	13,492,454	13,598,670	(106,216)
Other non-current non-financial assets	1,931,475	1,965,247	(33,772)	1,175,332	1,463,429	(288,097)
Non-current receivables	146,964,151	146,964,151	-	151,608,768	151,608,768	-
Investments accounted for using the equity method	755,133,157	586,319,682	168,813,475	732,426,214	582,198,848	150,227,366
Intangible assets other than goodwill	55,752,625	55,918,748	(166,123)	45,528,291	45,679,853	(151,562)
Goodwill	101,747,086	101,760,013	(12,927)	106,385,017	106,399,041	(14,024)
Property, plant, and equipment	4,515,242,392	4,659,460,624	(144,218,232)	4,451,020,122	4,603,902,502	(152,882,380)
Deferred tax assets	61,801,271	67,912,666	(6,111,395)	86,152,590	97,106,685	(10,954,095)

TOTAL NON-CURRENT ASSETS	5,671,877,147	5,653,704,033	18,173,114	5,587,788,788	5,601,957,796	(14,169,008)

TOTAL ASSETS	6,453,231,063	6,488,689,924	(35,458,861)	6,506,747,428	6,562,013,116	(55,265,688)

LIABILITIES AND EQUITY	12/31/2012 (Restated) ThCh$	12/31/2012 (Issued) ThCh$	Variation at 12/31/2012 ThCh$	1/1/2012 (Restated) ThCh$	1/1/2012 (Issued) ThCh$	Variation at 1/1/2012 ThCh$

CURRENT LIABILITIES
Other current financial liabilities	406,455,036	413,106,828	(6,651,792)	294,300,017	305,557,690	(11,257,673)
Trade and other current payables	320,459,388	330,839,969	(10,380,581)	341,751,089	357,781,381	(16,030,292)
Accounts payable to related companies	215,916,921	213,600,122	2,316,799	137,455,787	135,386,489	2,069,298
Other current provisions	38,424,832	39,824,825	(1,399,993)	36,347,930	36,861,198	(513,268)
Current tax liabilities	78,374,028	79,764,107	(1,390,079)	90,465,240	92,175,628	(1,710,388)
Other current non-financial liabilities	6,387,423	8,362,377	(1,974,954)	5,700,771	9,466,893	(3,766,122)

TOTAL CURRENT LIABILITIES	1,066,017,628	1,085,498,228	(19,480,600)	906,020,834	937,229,279	(31,208,445)

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,525,651,818	1,525,651,818	-	1,728,093,903	1,728,093,903	-
Other long-term provisions	19,593,979	19,593,979	-	12,301,639	12,301,639	-
Deferred tax liabilities	320,277,100	331,894,233	(11,617,133)	321,510,926	338,888,981	(17,378,055)
Non-current provisions for employee benefits	39,672,411	39,799,128	(126,717)	36,041,426	36,569,407	(527,981)
Other non-current non-financial liabilities	47,524,798	51,609,093	(4,084,295)	61,780,693	67,790,334	(6,009,641)

NON-CURRENT LIABILITIES	1,952,720,106	1,968,548,251	(15,828,145)	2,159,728,587	2,183,644,264	(23,915,677)

TOTAL LIABILITIES	3,018,737,734	3,054,046,479	(35,308,745)	3,065,749,421	3,120,873,543	(55,124,122)

EQUITY
Issued capital	1,331,714,085	1,331,714,085	-	1,331,714,085	1,331,714,085	-
Retained earnings	1,709,375,632	1,709,375,632	-	1,636,787,540	1,636,787,540	-
Share premium	206,008,557	206,008,557	-	206,008,557	206,008,557	-
Other reserves	(705,855,875)	(705,855,875)	-	(615,972,185)	(615,972,185)	-
Equity attributable to shareholders of Endesa Chile	2,541,242,399	2,541,242,399	-	2,558,537,997	2,558,537,997	-

Non-controlling interests	893,250,930	893,401,046	(150,116)	882,460,010	882,601,576	(141,566)

TOTAL EQUITY	3,434,493,329	3,434,643,445	(150,116)	3,440,998,007	3,441,139,573	(141,566)

TOTAL LIABILITIES AND EQUITY	6,453,231,063	6,488,689,924	(35,458,861)	6,506,747,428	6,562,013,116	(55,265,688)

b)	Consolidated statement of comprehensive income

STATEMENT OF COMPREHENSIVE INCOME Profit (Loss)	2012 (Restated) ThCh$	2012 (Issued) ThCh$	2012 Variation ThCh$	2011 (Restated) ThCh$	2011 (Issued) ThCh$	2011 Variation ThCh$
Sales	2,255,145,360	2,301,821,443	(46,676,083)	2,267,839,378	2,387,451,263	(119,611,885)
Other operating income	65,239,964	67,564,931	(2,324,967)	16,425,409	17,038,942	(613,533)
Revenues	2,320,385,324	2,369,386,374	(49,001,050)	2,284,264,787	2,404,490,205	(120,225,418)

Raw materials and consumables used	(1,318,479,928)	(1,328,702,775)	10,222,847	(1,139,133,019)	(1,217,260,077)	78,127,058
Contribution Margin	1,001,905,396	1,040,683,599	(38,778,203)	1,145,131,768	1,187,230,128	(42,098,360)

Other work performed by the entity and capitalized	12,763,186	12,763,186	-	10,597,856	10,597,856	-
Employee benefits expenses	(102,456,232)	(106,975,269)	4,519,037	(75,915,220)	(80,389,456)	4,474,236
Depreciation and amortization expense	(184,567,997)	(190,522,970)	5,954,973	(170,505,351)	(176,447,100)	5,941,749
Reversal of impairment loss (impairment loss) recognized in the period’s profit or loss	(11,117,362)	(11,117,362)	-	(9,472,766)	(9,472,766)	-
Other expenses	(104,111,191)	(112,621,980)	8,510,789	(133,146,638)	(143,548,052)	10,401,414
Operating Income	612,415,800	632,209,204	(19,793,404)	766,689,649	787,970,610	(21,280,961)

Other gains (losses)	1,422,458	1,392,470	29,988	2,010,780	2,010,780	-
Financial income	14,629,962	14,922,301	(292,339)	28,264,192	28,039,261	224,931
Financial costs	(148,468,667)	(149,224,963)	756,296	(135,257,667)	(137,535,382)	2,277,715
Share of profit (loss) of associates accounted for using the equity method	135,012,994	116,944,901	18,068,093	138,855,650	123,033,273	15,822,377
Foreign currency exchange differences	(12,090,438)	(10,739,861)	(1,350,577)	(6,649,911)	(6,466,655)	(183,256)
Profit (loss) from indexed assets and liabilities	(1,066,291)	(991,050)	(75,241)	(5,447,396)	(5,332,672)	(114,724)

Net income before tax	601,855,818	604,513,002	(2,657,184)	788,465,297	791,719,215	(3,253,918)
Income tax	(182,832,956)	(185,470,223)	2,637,267	(207,329,896)	(210,564,505)	3,234,609
Net income from continuing operations	419,022,862	419,042,779	(19,917)	581,135,401	581,154,710	(19,309)
Net income from discontinued operations	-	-	-	-	-	-
NET INCOME	419,022,862	419,042,779	(19,917)	581,135,401	581,154,710	(19,309)

Net income attributable to
Shareholders of Endesa Chile	234,335,264	234,335,264	-	446,874,043	446,874,043	-
Non-controlling interests	184,687,599	184,707,515	(19,916)	134,261,358	134,280,667	(19,309)
NET INCOME	419,022,863	419,042,779	(19,916)	581,135,401	581,154,710	(19,309)

Basic earnings per share
Basic earnings per share from continuing operations	28.57	28.57	28.57	54.49	54.49	54.49
Basic earnings per share	28.57	28.57	28.57	54.49	54.49	54.49

Diluted earnings per share
Diluted earnings per share from continuing operations	28.57	28.57	28.57	54.49	54.49	54.49
Diluted earnings per share	28.57	28.57	28.57	54.49	54.49	54.49

c) Consolidated statement of cash flow

Statement of Direct Cash Flow	2012 (Restated) ThCh$	2012 (Issued) ThCh$	2012 Variation ThCh$	2011 (Restated) ThCh$	2011 (Issued) ThCh$	2011 Variation ThCh$

Cash flow from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services	2,499,606,379	2,557,471,193	(57,864,814)	2,368,738,929	2,504,061,586	(135,322,657)
Collections from premiums and services, annual payments, and other benefits from policies held	5,903,050	5,903,050	-	16,628,221	16,628,221	-
Other collections from operating activities	54,355,078	56,299,609	(1,944,531)	2,378,295	7,361,320	(4,983,025)
Types of payments
Payments to suppliers for goods and services	(1,523,776,643)	(1,553,989,987)	30,213,344	(1,321,067,912)	(1,434,235,803)	113,167,891
Payments to and on behalf of employees	(101,337,905)	(106,519,088)	5,181,183	(67,270,485)	(72,061,666)	4,791,181
Payments on premiums and services, annual payments, and other obligations from policies held	(6,428,460)	(7,660,814)	1,232,354	(5,064,371)	(5,126,423)	62,052
Other payments for operating activities	(39,729,787)	(40,479,993)	750,206	(25,946,895)	(27,518,236)	1,571,341
Income taxes reimbursed (paid)	(213,016,120)	(213,483,352)	467,232	(231,950,211)	(232,151,601)	201,390
Other inflows (outflows) of cash	(137,591,721)	(143,282,989)	5,691,268	(71,911,854)	(71,851,264)	(60,590)

Net cash flows from (used in) operating activities	537,983,871	554,257,629	(16,273,758)	664,533,717	685,106,134	(20,572,417)

Cash flows from (used in) investment activities
Cash flows used to obtain control of subsidiaries or other business	(7,140,000)	-	(7,140,000)	(4,058,192)		(4,058,192)
Other payments to acquire equity or debt instruments from other entities	(25,017,177)	(25,017,177)	-	-		-
Loans to related companies	(2,000)	(2,000)	-	(36,828,162)	(35,527,662)	(1,300,500)
Proceeds from the sale of property, plant, and equipment	755,445	755,445	-	4,808,823	4,808,823	-
Purchases of property, plant, and equipment	(257,474,634)	(261,759,378)	4,284,744	(259,673,138)	(266,667,712)	6,994,574
Purchases of intangible assets	(8,535)	(112,193)	103,658	(3,935,477)	(3,940,411)	4,934
Payments from future, forward, option, and swap contracts	(2,691,688)	(2,691,688)	-	(3,474,792)	(3,474,792)	-
Collections from future, forward, option, and swap contracts	2,013,452	2,013,452	-	4,108,554	4,108,554	-
Collections from related entities	2,600,730	-	2,600,730	-		-
Dividends received	10,898,590	10,898,590	-	100,121,048	100,121,048	-
Interest received	7,053,828	7,053,828	-	6,138,870	6,138,870	-
Other inflows (outflows) of cash	10,693,352	10,693,352	-	41,114	41,114	-

Net cash flows from (used in) investment activities	(258,318,637)	(258,167,769)	(150,868)	(192,751,352)	(194,392,168)	1,640,816

Cash flows from (used in) financing activities
Total proceeds from loans	233,456,449	233,456,449	-	219,433,669	219,433,669	-
Proceeds from long-term loans	229,377,002	229,377,002	-	219,433,669	219,433,669	-
Proceeds from short-term loans	4,079,447	4,079,447	-	-	-	-
Loans from related companies	210,996,548	210,996,548	-	53,289,193	44,160,543	9,128,650
Payments on borrowings	(253,055,606)	(255,656,336)	2,600,730	(139,777,444)	(149,315,986)	9,538,542
Payments on finance lease liabilities	(7,522,468)	(7,522,468)	-	(8,811,381)	(8,811,381)	-
Payments on loans to related companies	(100,716,674)	(100,716,674)	-	(34,110,125)	(34,110,125)	-
Dividends paid	(380,332,864)	(380,332,864)	-	(368,222,978)	(368,222,978)	-
Interest paid	(124,326,459)	(125,167,043)	840,584	(107,274,772)	(109,669,012)	2,394,240
Other inflows (outflows) of cash	(12,497,098)	(13,576,169)	1,079,071	(14,786,723)	(10,653,080)	(4,133,643)

Net cash flows from (used in) financing activities	(433,998,172)	(438,518,557)	4,520,385	(400,260,561)	(417,188,350)	16,927,789

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(154,332,938)	(142,428,697)	(11,904,241)	71,521,804	73,525,616	(2,003,812)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	242,400	(2,058,912)	2,301,312	14,486,741	14,486,809	(68)
Net increase (decrease) in cash and cash equivalents	(154,090,538)	(144,487,609)	(9,602,929)	86,008,545	88,012,425	(2,003,880)
Cash and cash equivalents at beginning of period	389,768,271	421,282,284	(31,514,013)	303,759,726	333,269,859	(29,510,133)
Cash and cash equivalents at end of period	235,677,733	276,794,675	(41,116,942)	389,768,271	421,282,284	(31,514,013)

Pursuant to Rule 3-09 and Rule 1-02(w) of Regulation S-X, Endesa Chile is required to present separately the financial statements of Endesa Brasil S.A. and subsidiaries as of December 31, 2013 and 2012, prepared in accordance with International Financial Reporting Standards.

Contents

Audited financial statements

Endesa Brasil S.A.

Consolidated statements of financial position

At December 31, 2013 and 2012

(In thousands of Reais)

	Notes	12/31/2013	12/31/2012

Assets
Current assets
Cash and cash equivalents	5	1,096,850	814,805
Marketable securities	6	735,678	615,150
Accounts receivable
Consumers, concessionaires and permittees, net	7	1,032,458	1,195,904
Low income consumers	8	67,929	65,043
CDE Subventions - Tariff discount	9	20,385	-
CDE Subventions resources - Decree No. 7,945/2013	4	13,429	-
Taxes recoverable	10	322,072	175,322
Tax credit from merger	14	8,793	9,609
Guarantees and judicial deposits	11	52,939	49,656
Free energy		2,775	2,796
Derivative financial instruments – gain on swap		322	-
Other receivables	15	339,240	259,374

Total current assets		3,692,870	3,187,659

Non-current assets
Accounts receivable
Consumers, concessionaires and permittees, net	7	147,079	170,983
Taxes recoverable	10	157,762	163,107
Escrow deposits	12	332,256	300,475
Guarantees and deposits	11	64,054	65,497
Deferred taxes	13	387,531	716,032
Tax credit from merger	14	64,656	73,449
Derivative financial instruments – gain on swap		19,719
Indemnification assets (concession)	16	2,014,096	1,638,619
Other receivables	15	2,124	1,863
Investments		6,578	100
Property, plant and equipment	17	1,990,252	2,006,697
Intangible assets	18	4,606,872	4,599,221

Total non-current assets		9,792,979	9,736,043

Total assets		13,485,849	12,923,702

See accompanying notes.

	Notes	12/31/2013	12/31/2012

Liabilities and equity
Current liabilities
Trade accounts payable	19	847,571	796,962
Loans and financing	20	261,651	319,687
Debentures	21	25,737	143,282
Payroll		85,517	67,621
Taxes payable	23	251,293	215,647
Regulatory charges	24	21,518	76,717
Dividends payable		859,410	375,873
Public lighting contribution collected		25,874	23,820
Post-employment benefit obligations	31	12,824	12,098
Installment tax program	26	14,478	40,792
Provision - “Luz para Todos” program		27,367	12,452
Free energy		29,869	27,490
Research, development and energy efficiency programs	25	95,238	101,310
Other obligations		49,486	44,194

Total current liabilities		2,607,833	2,257,945

Non-current liabilities
Trade accounts payable	19	146,336	126,753
Loans and financing	20	1,113,456	677,333
Debentures	21	1,188,484	1,310,051
Installment tax program	26	19,130	29,893
Deferred taxes	13	73,077	398,912
Post-employment benefit obligations	31	477,845	551,794
Research, development and energy efficiency programs	25	75,386	32,291
Free energy		4,572	4,217
Provision for tax, civil and labor risks	28	568,199	537,095
Other obligations		73,571	52,172

Total non-current liabilities		3,740,056	3,720,511

Equity	29
Attributed to controlling shareholder
Capital		1,056,049	916,879
Treasury shares		(111,025)	(111,025)
Capital reserve		2,504,370	2,504,370
Income reserve		894,086	780,426
Other comprehensive income		8,170	(1,684)
Equity valuation adjustments		205,398	243,074
Proposal for payment of additional dividends		616,152	741,665

		5,173,200	5,073,705
Attributed to non-controlling shareholders
Attributed to other entities in the Enersis S.A. Group		1,289,440	1,041,964
Attributed to other non-controlling shareholders		675,320	829,577

		1,964,760	1,871,541

Total equity		7,137,960	6,945,246

Total liabilities and equity		13,485,849	12,923,702

See accompanying notes.

Endesa Brasil S.A.

Consolidated income statements

For the years ended 31 December 2013, 2012 and 2011

(In thousands of Reais)

	Notes	12/31/2013	12/31/2012	12/31/2011

Net revenue	33	7,635,755	7,485,085	6,579,272

Cost of services	34	(5,420,350)	(5,073,454)	(4,357,864)

Gross profit		2,215,405	2,411,631	2,221,408

Operating expenses
Selling expenses	34	(128,789)	(124,766)	(54,096)
General and administrative expenses	34	(374,110)	(372,151)	(369,471)
Amortization and reversal of goodwill from merger	34	(24,720)	(27,013)	(29,518)
Other operating expenses	34	(65,822)	(13,570)	(13,515)

Total operating expenses		(593,441)	(537,500)	(466,600)

Operating income		1,621,964	1,874,131	1,754,808

Financial income (expenses)
Financial income	35	611,593	767,779	451,739
Financial expenses	35	(549,586)	(607,380)	(575,348)
Foreign exchange variation, net	35	(17,760)	(1,075)	(18,904)

Income before taxes		1,666,211	2,035,605	1,612,295

Current income and social contribution taxes	32	(496,337)	(383,909)	(412,424)
Deferred income and social contribution taxes	13 and 32	32,856	(204,196)	(62,679)
Tax incentives	32	50,911	23,136	66,329

Net income for the year		1,253,641	1,470,636	1,203,521

Attributable to controlling shareholder		910,247	1,003,817	871,135

Attributed to other entities in the Enersis S.A. Group		275,232	248,899	117,743
Other non-controlling shareholders		68,162	217,920	214,643

See accompanying notes.

Endesa Brasil S.A.

Consolidated statements of other comprehensive income

For the years ended 31 December 2013, 2012 and 2011

(In thousands of Reais)

	12/31/2013	12/31/2012	12/31/2011

Net income for the year	1,253,641	1,470,636	1,203,521

Other comprehensive income
Other comprehensive income to be reclassified to income statements In subsequent periods:
Loss on derivative financial instruments	23,635	(2,435)	(2,176)
Deferred tax on loss on derivative financial instruments	(8,085)	828	740
Cumulative translation adjustment	1,824	80	118

Net other comprehensive income to be reclassified to income statements in subsequent periods:	17,374	(1,527)	(1,318)

Other comprehensive income not to be reclassified to income statements In subsequent periods:
Actuarial loss in subsidiary’s pension fund	75,734	(11,476)	(205,740)
Deferred tax on actuarial loss in pension fund	(25,750)	3,902	69,952

Net other comprehensive income not to be reclassified to income statements in subsequent periods:	49,984	(7,574)	(135,788)

Net other comprehensive income, net of tax	67,358	(9,101)	(137,106)

Comprehensive income for the year, net of tax	1,320,999	1,461,535	1,066,415

Attributable to controlling shareholder	941,863	999,299	805,900
Attributable to other entities in the Enersis S.A. Group	314,471	262,542	65,187
Attributable to other non-controlling shareholders	64,665	199,694	195,328

See accompanying notes.

Endesa Brasil S.A.

Consolidated statements of changes in equity

For the years ended 31 December 2013, 2012 and 2011

(In thousands of Reais)

				Capital Reserve	Income reserves
	Capital	Shares redeemable in the future	Treasury shares	Remuneration of goodwill in the issue of shares	Legal reserve	Other reserves	Statutory reserve for working capital	Other comprehensive income	Equity valuation adjustment	Retained earnings	Additional dividend distribution proposal	Shareholders Endesa Brasil	Other shareholders Enersis S.A. Group	Non- controlling shareholders	Total

Balances at December 31, 2010	916,879	(111,025)	-	2,504,370	91,818	-	-	90	333,491	-	507,183	4,242,806	799,330	705,466	5,747,602

Write-off of repurchasable shares		111,025	(111,025)	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	-	(34,713)	34,713	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	-	(507,183)	(507,183)	(10,475)	(101,153)	(618,811)
Net income for the year	-	-	-	-	-	-	-	-	-	871,135	-	871,135	117,743	214,643	1,203,521
Loss on subsidiary’s investment	-	-	-	-	-	-	-	-	-	(1,676)	-	(1,676)	-	-	(1,676)
Actuarial gain (loss) on subsidiary’s pension fund	-	-	-	-	-	-	-	(63,917)	-	-	; -	(63,917)	(52,556)	(19,315)	(135,788)
Transfer to retained earnings	-	-	-	-	-	-	-	63,917	-	(63,917)	-	-	-	-	-
Reversal of dividends prescribed in subsidiaries	-	-	-	-	-	-	-	-	-	162	-	162	49	129	340
Loss on derivative financial instrument	-		-	-	-	-	-	(1,436)	-	-	-	(1,436)	-	-	(1,436)
Legal reserve	-	-	-	-	42,021	-	-	-	-	(42,021)	-	-	-	-	-
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	(163,258)	-	(163,258)	(300)	(536)	(164,094)
Mandatory dividends	-	-	-	-	-	-	-	-	-	(36,341)	-	(36,341)	(15,151)	(40,730)	(92,222)
Statutory reserve for working capital	-	-	-	-	-	-	598,797	-	-	(598,797)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	-	118	-	-	-	118	-	-	118

Balances at December 31, 2011	916,879	-	(111,025)	2,504,370	133,839	-	598,797	(1,228)	298,778	-	-	4,340,410	838,640	758,504	5,937,554

Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	-	(55,704)	55,704	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	(251)	(75,986)	(76,237)
Net income for the year	-	-	-	-	-	-	-	-	-	1,003,817	-	1,003,817	248,899	217,920	1,470,636
Actuarial gain (loss) on subsidiary’s pension fund	-	-	-	-	-	-	-	(4,062)	-	-	-	(4,062)	14,366	(17,878)	(7,574)
Transfer to retained earnings	-	-	-	-	-	-	-	4,062	-	(4,062)	-	-	-	-	-
Loss on derivative financial instrument	-	-	-	-	-	-	-	(536)	-	-	-	(536)	(723)	(348)	(1,607)
Effect of subsidiary’s change	-	-	-	-	-	(1,124)	-	-	-	-	-	(1,124)	(1,089)	-	(2,213)
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	-	(403)	(772)	(1,175)
Mandatory dividends	-	-	-	-	-	-	-	-	-	(264,880)		(264,880)	(57,475)	(51,863)	(374,218)
Additional proposed										(741,665)	741,665	-	-	-	-
Statutory reserve for working capital	-	-	-	-	-	-	48,914	-	-	(48,914)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	-	80	-	-	-	80	-	-	80

Balances at December 31, 2012	916,879	-	(111,025)	2,504,370	133,839	(1,124)	647,711	(1,684)	243,074	-	741,665	5,073,705	1,041,964	829,577	6,945,246

Capital increase (merger)	139,170	-	-	-	-	-	-	-	-	-	-	139,170	(139,170)	-	-
Capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(315)	(563)	(878)
Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	-	(37,676)	37,676	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	-	(741,665)	(741,665)	(216)	(48,648)	(790,529)
Net income for the year	-	-	-	-	-	-	-	-	-	910,247	-	910,247	275,232	68,162	1,253,641
Actuarial gain (loss) on subsidiary’s pension fund	-	-	-	-	-	-	-	21,762	-	-	-	21,762	33,745	(5,523)	49,984
Transfer to retained earnings	-	-	-	-	-	-	-	(21,762)	-	21,762	-	-	-	-	-
Gain on derivative financial instrument	-	-	-	-	-	-	-	8,030	-	-	-	8,030	5,494	2,026	15,550
Effect of merger	-	-	-	-	-	(2,892)	-	-	-	-	-	(2,892)	-	-	(2,892)
Transfer of participations	-	-	-	-	-	-	-	-	-	-	-	-	158,068	(158,068)	-
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	-	(336)	(600)	(936)
Mandatory dividends	-	-	-	-	-	-	-	-	-	(236,981)		(236,981)	(85,026)	(11,043)	(333,050)
Additional proposed										(616,152)	616,152	-	-	-	-
Statutory reserve for working capital	-	-	-	-	-	-	116,552	-	-	(116,552)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	-	1,824	-	-	-	1,824	-	-	1,824

Balances at December 31, 2013	1,056,049	-	(111,025)	2,504,370	133,839	(4,016)	764,263	8,170	205,398	-	616,152	5,173,200	1,289,440	675,320	7,137,960

See accompanying notes

Endesa Brasil S.A.

Consolidated statements of cash flows

For the years ended 31 December 2013, 2012 and 2011

(In thousands of Reais)

	12/31/2013	12/31/2012	12/31/2011

Operating activities
Income before taxes for the year	1,666,211	2,035,605	1,612,295
Adjustments to reconcile income before tax to cash from operating activities:
Allowance for doubtful accounts	98,419	98,970	141,419
Depreciation and amortization	517,941	455,917	450,286
Amortization and reversal of goodwill from merger	24,720	27,013	29,518
Impairment	10,919	-	-
Provisions (reversal) of tax, civil and labor risks	113,167	107,433	(9,142)
Tax credit from merger	9,609	10,501	11,474
Monetary restatements and interest	243,687	300,947	344,400
Indemnification assets revenues	(205,165)	(487,517)	(23,728)
Net book value of written off intangible assets and property, plant and equipment	119,704	13,667	13,457
Research, development and energy efficiency programs	75,890	71,888	24,194
Post-employment benefit obligations	50,214	52,754	13,564
Provision for inventory losses	7,750	(166)	485
Financial instruments through profit and loss	(6,704)	(2,384)	(4,243)
Other revenues	-	-	2,796

	2,726,362	2,684,628	2,606,775

(Increase) decrease in operating assets
Consumers, concessionaires and permittees	91,098	(131,517)	(136,360)
Low income consumers	(2,886)	(16,335)	13,457
CDE Subventions - Tariff discount	(20,385)	-	-
CDE Subventions resources - Decree No. 7,945/2013	(13,429)	-	-
Guarantees and judicial deposits	(1,840)	31,786	(22,430)
Escrow deposits	(290)	(2,733)	(11,721)
Other	(84,311)	(85,738)	25,118
Increase (decrease) in operating liabilities:
Trade accounts payable	74,429	187,447	(46,795)
Payroll	17,896	13,553	(1,477)
Regulatory charges	(55,199)	4,972	10,308
Research, development and energy efficiency programs	(38,867)	(31,741)	(93,813)
Post-employment benefit obligations	(42,380)	(53,681)	(38,542)
Payment of tax, civil and labor claims	(82,063)	(206,415)	(120,795)
Other liabilities	46,394	41,770	(10,257)
Taxes payable / recoverable, net	(551,185)	(424,457)	(297,582)

Net cash flows from operating activities	2,063,344	2,011,539	1,875,886

Investing activities
Marketable securities	(120,528)	5,934	82,198
Result of merger	(2,892)	-	-
Investments	(2,324)	-	(100)
Investments in intangible assets and property, plant and equipment	(843,125)	(641,700)	(686,771)

Net cash flows used in investing activities	(968,869)	(635,766)	(604,673)

Financing activities
Debentures funding	-	400,000	700,000
Payment of debentures	(296,251)	(360,779)	(275,500)
Loans and financing	717,557	124,956	427,421
Payment of loans and financing	(351,978)	(625,710)	(688,706)
Payment of interest on loans and financing	(78,934)	(125,117)	(101,657)
Payment of interest on debentures	(109,106)	(120,822)	(169,440)
Payment of intercompany loans	-	(4,342)	(28,347)
Payment of debt agreement with Faelce	(6,934)	(14,262)	(13,841)
Dividends payment	(640,955)	(168,139)	(918,607)
Capital reduction	(901)	-	-
Installment tax program payment	(46,752)	(47,741)	(37,250)
IFC payments	-	-	(184,065)

Net cash flows used in financing activities	(814,254)	(941,956)	(1,289,992)

Cumulative translation adjustment	1,824	80	118

Increase (decrease) in net cash and cash equivalents	282,045	433,897	(18,661)

Cash and cash equivalents at the beginning of year	814,805	380,908	399,569
Cash and cash equivalents at the end of year	1,096,850	814,805	380,908

Increase (decrease) in net cash and cash equivalents	282,045	433,897	(18,661)

See accompanying notes.

Endesa Brasil S.A.

Notes to the consolidated financial statements

December 31, 2013 and 2012

(In thousands of Reais, unless otherwise stated)

1.	CORPORATE INFORMATION

Operations

The business purpose of Endesa Brasil S.A. (“Endesa Brasil” or “Company”), with registered office located at Praça Leoni Ramos, No.01, Niterói, Rio de Janeiro, Brazil, is to hold interests in other entities that directly or indirectly operate or come to operate in any electric energy industry segment or as a provider of electric energy transmission, distribution, generation or trade services and related activities.

Endesa Brasil S.A. is a subsidiary of Enersis S.A., a Chilean company controlled by Endesa S.A. which is a Spanish company controlled by Enel S.p.A. (“Enel”).

The Company holds interest in the following operational subsidiaries by segment, which together with the Company, form Endesa Brasil Group (“Endesa Group” or “Group”):

a)	Electric energy distribution

Ampla Energia e Serviços S.A.

Ampla Energia e Serviços S.A. (“Ampla Energia”), is a publicly-held company, registered at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, with registered office located at Praça Leoni Ramos, No.01, municipality of Niterói, State of Rio de Janeiro, electric energy utility concessionaire, designed to explore the distribution and marketing of electricity systems and participate in research related to the energy sector, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

Ampla Energia’s concession area includes 66 cities, 65 of which are in the State of Rio de Janeiro and one in the State of Minas Gerais. The concession of public distribution of electricity was arranged by the Concession Contract No. 005/1996 of December 9, 1996 from ANEEL, with maturity in December 2026.

Endesa Brasil holds direct interest of 46.89% of Ampla Energia’s capital.

1.	CORPORATE INFORMATION--Continued

Operations--Continued

a)	Electric energy distribution--Continued

Companhia Energética do Ceará - COELCE

Companhia Energética do Ceará - COELCE (“COELCE”), is a publicly-held company, registered at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua Padre Valdevino, No.150, Fortaleza, Ceará, electric energy utility concessionaire, designed to research, study, plan and explore the distribution of electricity, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

COELCE’s concession area covers the whole State of Ceará. The concession of public distribution of electricity was arranged by the Concession Contract No. 001/1998 of May 13, 1998 from ANEEL, with maturity in May 2028.

Endesa Brasil holds direct interest of 58.87% of COELCE’s capital.

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

On September 5, 1997, a public auction was carried out for acquisition of representative shareholding in the CDSA capital by private entities. This transaction was recognized by the granting authorities by means of the Concession Agreement No. 011/97, of September 12, 1997, which establishes that the concession term is of 30 years, expiring in September 2027. The subsidiary’s fixed assets consist substantially of the power plant assets mentioned above, located in Rio Paranaíba, with installed capacity of 658 MW, subdivided into 10 generating units.

Endesa Brasil holds direct interest of 99.61% of CDSA’s capital.

1.	CORPORATE INFORMATION--Continued

Operations--Continued

b)	Electric energy generation--Continued

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

Central Geradora Termelétrica Fortaleza S.A. - CGTF--Continued

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

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda. (“Fazenda Nova”) is a limited liability entity, headquartered at Rua Felipe Camarão, No.507, sala 201, Cidade Alta - Natal/Rio grande do Norte, engaged in the generation, transmission, distribution and sale of electric energy and related activities.

On September 30, 2009, Endesa Brasil completed the acquisition of a 99.95% equity stake in Eólica Fazenda Nova for R$ 3,942. This investee is in a pre- operational stage and was incorporated to take part in wind power auctions.

1.	CORPORATE INFORMATION--Continued

Operations--Continued

c)	Electric energy transmission

CIEN - Companhia de Interconexão Energética

CIEN - Companhia de Interconexão Energética (“CIEN”), is a privately-held company with registered office located at Praça Leoni Ramos, No.01, Niterói, Rio de Janeiro, primarily engaged in production, processing, distribution and sale of electricity, including related import and export activities, implementing the services required to achieve this business purpose. In this regard, CIEN will work on the study, planning and construction of facilities related to electricity production, transmission, conversion and distribution systems. CIEN may foster the implementation of associated projects, carry out activities related, incidental or supplementary to such services and work it may provide, and may also hold interest in other companies.

On April 4, 2011, by means of Administrative Rulings Nos. 210 and 211, Garabi I and Garabi II lines, respectively, started being treated as equivalent to transmission concessions. Such equivalence treatment subjects both transmission lines of the subsidiary to the methodology whereby revenue is recognized through annual ratification of the Allowed Annual Revenue – RAP by ANEEL.

The commercial and technical equivalence of that subsidiary to an electric power transmission concession, comprising the two lines, has a finite 9-year term to Garabi I, effective through June 20, 2020, and an 11-year term for Garabi II, effective through July 31, 2022.

Endesa Brasil holds direct interest of 100.00% in CIEN.

d)	Holding companies

Ampla Investimentos e Serviços S.A. (“Ampla Investimentos”) and Investluz S.A. (“Investluz”)

The Holding Companies Ampla Investimentos and Investluz are mainly engaged to participate in other companies, either as shareholder or member (“holding companies”). On November 21, 2013, were merged into Endesa Brasil, as mentioned below in greater detail.

e)	Service rendering

En-Brasil Comércio e Serviços S.A.

En-Brasil Comércio e Serviços S.A. (“Prátil”) is a privately-held company, headquartered at Praça Leoni Ramos, No.01, municipality of Niterói, State of Rio de Janeiro, established on August 18, 2009, for the purpose of holding interest in the capital of other companies and/or entities, associations, consortiums and other forms of associations in Brazil and abroad, in addition to rendering of general services, directly or indirectly related to its activities, to the electric energy industry and other economy and general consumption sectors.

Endesa Brasil owns a 99.99% direct interest in Prátil.

1.	CORPORATE INFORMATION--Continued

Operations--Continued

Corporate restructuring

In 2013, the Group went through a corporate restructuring process, in order to optimize the operations and expand the operating structure, as follows:

Merger of Investluz into Endesa Brasil

On November 21, 2013, as decided by the Extraordinary Shareholder’s Meeting, the merger of Investluz into its controlling entity Endesa Brasil was approved under the Protocol and Terms of the Merger. As a result of this merger, Investluz was extinct and Endesa Brasil became its successor.

Investluz’s equity was valuated as of March 31, 2013, considering the book value in R$ 1,164,939, according to the Appraisal Report for Merger Purposes issued by a specialist independent appraisal. This merger was registered based on the book values, considering that it was carried out between entities under common control. Net assets are as follows:

Assets:
Cash and cash equivalents	14,671
Marketable securities	7,177
Dividends receivable	14,653
Taxes recoverable	54,665
Judicial deposits	803
Investments in subsidiary COELCE	919,177
Intangible assets	241,440

Total merged assets	1,252,586

Taxes, fees and contributions payable	5,483
Dividends payable	49,396
Taxes payable	6,024
Provision for tax, civil and labor risk	26,744

Total merged liabilities	87,647

Net assets	1,164,939

The amount invested in COELCE (subsidiary) was eliminated on the merger process.

1.	CORPORATE INFORMATION--Continued

Operations--Continued

Corporate restructuring -- Continued

Merger of Ampla Investimentos into Endesa Brasil

On November 21, 2013, as decided by the Extraordinary Shareholder’s Meeting, the merger of Ampla Investimentos into its controlling entity Endesa Brasil was approved under the Protocol and Terms of the Merger. As a result of this merger, Ampla Investimentos was extinct and Endesa Brasil became its successor.

Ampla Investimentos’s equity was valuated as of March 31, 2013, considering the book value in R$ 262,862, according to the Appraisal Report for Merger Purposes issued by a specialist independent appraisal. This merger was registered based on the book values, considering that it was carried out between entities under common control. Net assets are as follows:

Assets:
Cash and cash equivalents	1,924
Marketable securities	2,600
Dividends receivable	17,995
Taxes recoverable	665
Investments in subsidiary Investluz	424,387

Total merged assets	447,571

Payables to related parties	170,145
Dividends payable	13,687
Other accounts payable	877

Total merged liabilities	184,709

Net assets	262,862

The amount invested in Investluz (subsidiary) was eliminated on the merger process.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.	Statement of compliance

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

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the probabilistic treatment inherent in the estimation process. The Group reviews its estimates and assumptions at least annually.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The authorization for completion of preparation of these financial statements was granted at a board of officers’ meeting held on March 25, 2014.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries at December 31, 2013 and include Endesa Brasil’s operations, and those of its direct and indirect subsidiaries, with ownership interest at the balance sheet date being summarized as follows:

Subsidiary	Shareholding interest (%)	Direct	Indirect

Central Geradora Termelétrica Fortaleza S.A. - CGTF	100.00	100.00	-
Centrais Elétricas Cachoeira Dourada S.A. - CDSA	99.61	99.61	-
Ampla Energia e Serviços S.A. (iii)	46.89	46.89	-
CIEN - Companhia de Interconexão Energética	100.00	100.00	-
Compañia de Transmisión del Mercosur S.A. – CTM (“CTM”) (ii)	99.99	-	99.99
Transportadora de Energia S.A. – TESA (“TESA”) (ii)	100.00	-	100.00
Companhia Energética do Ceará - COELCE	58.87	58.87	-
EN-Brasil Comércio e Serviço S.A. – Prátil	99.99	99.99	-
Eólica Fazenda Nova Geração e Comercialização de Energia Ltda	99.95	99.95	-
Trento Renda Fixa Crédito Privado Fundo de Investimento em Cotas de Fundos de Investimento (“Trento”) (i)	100.00	18.91	81.09
Bradesco Fundo de Investimento em Cotas de Fundos de Investimento RF Crédito Privado Compostela (“Compostela”) (i)	100.00	1.25	98.75
Fundo de Investimento Vicenza Renda Fixa - Crédito Privado (“Vicenza”) (i)	100.00	100.00	-

(i)	Exclusive investment funds Trento, Compostela and Vicenza are managed, respectively, by Banco Itaucard S.A., Banco Bradesco S.A. and Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.
(ii)	Indirect subsidiaries located abroad.
(iii)	Eventhough the interest on Ampla Energia is below 50.1%, Endesa Brasil has the control of this entity, considering it has the power to govern the financial and operating policies of them so as to obtain benefits from their activities.

The reporting period in the financial statements of consolidated subsidiaries is the same as that of the Company, and accounting policies have been consistently applied by the consolidated companies. The main consolidation procedures include:

(a)	Derecognizes the assets and liabilities balances among consolidated companies;

(b)	Derecognizes the share held in the capital, reserves and retained earnings of consolidated companies;

(c)	Derecognizes income and expense balances and unrealized income arising from intercompany transactions; and

(d)	Segregation of non-controlling interests in the consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.3.	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain balances that have been measured at fair value when required by applicable regulations.

2.4.	Foreign currency translation

The Group’s consolidated financial statements are presented in Brazilian Reais (R$), which is also the parent company’s functional currency. For each entity the Group determines the functional currency, and for those entities whose functional currency differs from the Brazilian Real, the financial statements were translated into Brazilian Real at the closing date.

In the preparation of the financial statements, foreign currency transactions, i.e., in any currency other than the functional currency, are recorded based on the exchange rate in force on the date of each transaction. At the end of each reporting period, the monetary items in foreign currency are retranslated at the rates in force at the end of the year. Gains and losses arising from the updates of these assets and liabilities noted between the exchange rate in force on the transaction date and the financial statements date are recognized as financial income or expense, in the income statements.

The financial statements of the indirect subsidiaries CTM and TESA were originally prepared in Argentinean pesos (ARS$ - functional currency). Assets and liabilities were translated into Brazilian Reais, at the exchange rate at December 31, 2013 – ARS 1.00 - R$ 0.3592, disclosed by the Central Bank of Brazil (December 31, 2012 – ARS 1.00 - 0.4156), whereas profit or loss accounts were translated at the average monthly rate.

Assets and liabilities of the foreign indirect subsidiaries are translated into Brazilian Reais at the exchange rate in force at the balance sheet date, and the corresponding income statements are translated at the average exchange rate for the month of the transaction date. Exchange rate differences arising from the referred to translation are recorded separately in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in income statements.

2.5.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Endesa Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and, excluding discounts, rebates and taxes or charges on sales.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.5.	Revenue recognition--Continued

2.5.2.	Transmission revenue

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

The Endesa Group accounts for revenue and costs relating to construction work or improvements to infrastructure facilities used for rendering electric energy distribution services. The construction margin adopted is defined as zero, considering that: (i) the core activity of the subsidiaries is the distribution of electric energy; (ii) all construction revenue refers to construction of infrastructure facilities in order to attain their business purpose, namely distribution of electric energy; and (iii) Endesa Group outsources the construction of infrastructure facilities to unrelated parties. Each month, all additions to intangible assets in progress are transferred to the statement of income as construction costs, after deduction of amounts received in the form of special obligations.

2.5.5.	Interest income

Interest income is recognized on a time-proportion basis using the effective interest rate on the principal amount outstanding. The effective interest rate is the rate that exactly discounts the estimated future cash payment on receipts over the expected life of the financial instrument to the original net carrying amount of the financial asset.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

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

Endesa Group’s financial assets include cash and cash equivalents, marketables securities, accounts receivable from customers, concessionaires and licensees, accounts receivable from resellers, public utility concession (indemnification assets), collaterals, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated in the initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Endesa Group that do not qualify for hedge accounting, as set forth by IAS 39. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with the related gains or losses recognized in the income statement.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Endesa Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The amortization of the effective interest rate is included in the income statement as financial income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.6.	Financial instruments - Initial recognition and subsequent measurement--Continued

2.6.1.	Financial assets--Continued

Subsequent measurement--Continued

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and incurred fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement as financial cost.

Interest income is recognized at the effective interest rate, except for short-term receivables when the recognition of interest is immaterial.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets not classified as:

(a)	Loans and receivables;
(b)	Held-to-maturity investments; or
(c)	Financial assets at fair value through profit or loss.

After initial measurement, available-for-sale financial assets are measured at fair value, with unrealized gains or losses recognized as other comprehensive income until the investment is derecognized, except for impairment losses, interest calculated using the effective interest rate method and exchange gains or losses on monetary assets, which are recognized in the profit or loss of the period.

When the investment is derecognized or determined to be impaired, cumulative gains or losses previously recognized in other comprehensive income must be recognized in the income statement.

Derecognition (write-off) of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

„	The rights to receive cash flows from the asset have expired;

„	Endesa Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either; and (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.6.	Financial instruments - Initial recognition and subsequent measurement--Continued

2.6.1.	Financial assets--Continued

Subsequent measurement--Continued

Derecognition (write-off) of financial assets--Continued

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

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

2.6.1.1.	Cash and cash equivalents and marketable securities

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or any other purposes. The Group considers cash equivalents to be short- term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Thus, an investment normally qualifies as a cash equivalent if it has a short-term maturity, e.g. three months or less, from the date of acquisition, while an investment with maturities greater than three months are usually classified as marketable securities.

2.6.1.2.	Accounts receivable from consumers, concessionaires and permittees

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

The allowance for doubtful accounts is established, substantially, considering receivables from residential consumers in default for more than 90 days, commercial consumers in default for more than 180 days, and industrial, rural, public sector, public lighting and public services in default for more than 360 days, based on a detailed analysis in connection with significant defaulters. This is recognized in an amount considered sufficient by the Group’s management to cover probable losses on credits recorded by the Group’s subsidiaries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.6.	Financial instruments - Initial recognition and subsequent measurement--Continued

Subsequent measurement--Continued

2.6.2.	Impairment of financial assets

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

Financial liabilities are initially recognized at fair value and in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, debentures and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial assets at fair value through income statement

Financial assets at fair value through income statement include financial assets held for trading and financial assets designated upon initial recognition at fair value through income statement. The Group does not present any financial liability at fair value through income statement.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.6.	Financial instruments - Initial recognition and subsequent measurement--Continued

2.6.3.	Financial liabilities--Continued

Subsequent measurement--Continued

Loans, borrowings and debentures

After initial recognition, interest bearing loans and borrowings and debentures are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method during the amortization process.

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

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.7.	Derivative financial instruments

Endesa Group has derivative financial instruments represented by swap contracts, aiming at partially protecting its exposure to the CDI rate arising from debentures issued by Ampla Energia and COELCE, and to exchange rate variation on CGTF’s loans and financing pegged to the US dollar. Derivative financial instruments are classified as cash flow hedge and are recognized at fair value. Gains or losses on the effective portion of these swaps are recognized directly in equity, under other comprehensive income. Note 22 include more detailed information on the derivative financial instruments entered into by the Company’s subsidiaries.

Endesa Group does not have derivative contracts for commercial and speculative purposes.

2.8.	Indemnification assets (Concession)

The Distribution Concession Agreement No. 05/96 – ANEEL, of December 9, 1996, celebrated between the Federal Government (Granting Authority) and Ampla Energia e Serviços S.A. (Concessionaire), and the Distribution Concession Agreement No. 01/98 – ANEEL, of May 13, 1998 and further amendments, celebrated between the Federal Government (Granting Authority) and COELCE (Concessionaire), regulate the operation of the public services of electricity distribution by the Company’s subsidiaries, considering that:

a)	The agreements determine which services the operator has to provide and for whom (consumers);

b)	These agreements determine the standard performance for the provision of public services, in relation to maintenance and improvement of customer service quality, and the operator has the obligation to, upon the end of the concession, return the infrastructure under the same conditions as received when these agreements were executed. To comply with these obligations, constant investments over the concession term are made. Therefore, the concession assets can be sometimes replaced until the end of the concession;

c)	At the end of the concession, the assets linked to the infrastructure must be reversed to the granting authority upon payment of the indemnification; and

d)	The price is regulated through a fee mechanism established in the concession agreements based on parametric formulas (Portion A and B), the fee review modalities are also defined, and they must be sufficient enough to cover the costs, the amortization of investments and remuneration of invested capital.

Based on the characteristics defined in the electricity distribution concession agreement of the Company’s subsidiaries, the Management understands that the conditions for application of IFRIC 12 – Service Concession Agreements, which provides instructions on accounting for concession of public services to private operators, in order to reflect the electricity distribution business, including:

1.	Estimate portion of investments made and not amortized or depreciated until the end of the concession term determined based on the New Replacement Value (“VNR”) classified as financial asset as it is an unconditional right to receive cash or other financial asset directly from the granting authority; and

2.	Remaining portion of financial asset (net book value) determined in accordance with VNR classified as intangible asset once its recovery is conditioned to the use of the public service, i.e. the consumption of electricity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.8.	Indemnification assets (Concession)--Continued

The infrastructure received or built for distribution activities, which was originally represented by the fixed and intangible assets of the Company’s subsidiaries, is recovered through two cash flows, as follows: (i) a portion through consumption of electricity by consumers (issue of monthly bill according to measurement of electricity consumed/sold) during the concession term; and (ii) a portion through indemnification of reversible assets at the end of the concession, to be received directly by the granting authority or whomever thereby appointed.

This indemnification is based on portions of the investments linked to reversible assets, still not amortized or depreciated, which had been made in order to ensure that the granted services are continuous.

Pursuant to Law No. 12783/2013 (“Law No. 12783/13”), of January 11, 2013, the calculation of investments linked to reversible assets not yet amortized or depreciated for indemnification purposes must use the new replacement value method, according to the criteria defined by the granting authority. This method was adopted for the first time in financial statements for year ended December 31, 2012, not affecting prior-year results.

The Company’s subsidiaries recognize financial assets from concession agreements when there is an unconditional contractual right to receive cash or other equivalent financial asset from the granting authority referring to construction or improvement services provided. These financial assets are measured at fair value upon initial recognition; after initial recognition these financial assets are measured at their VNR.

This financial asset, represented by the indemnification value of the Company’s subsidiaries, is classified as “available for sale”.

2.9.	Property, plant and equipment

Endesa Group property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. All other repair and maintenance costs are recognized in profit or loss as incurred. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The net book value and useful lives of assets and depreciation methods are reviewed at the end of each year, and adjusted prospectively, if applicable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.10.	Intangible assets

Concession right-of-use

This includes the right to use the infrastructure built or acquired by the operator, or provided by the granting authority to be used as part of the electric energy service concession arrangement (right to charge consumers for the utility service provided thereby), in accordance with IAS 38 - Intangible Assets (“IAS 38”) and IFRIC 12.

Intangible assets are amortized on a non-straight-line basis and limited to the remaining concession term of the Company’s subsidiaries or useful life of the related asset, whichever is lowers. These are valued at acquisition cost, less accumulated amortization and impairment losses, where applicable.

Concession right from acquisition

The fiscal benefit originated by the concession right from acquisition recorded in the balance sheet of Endesa Brasil S.A. economically grounded on expected statements of operations over the concession exploration period of subsidiary COELCE, and stems from the acquisition of the concession right granted by the Government.

The fiscal benefit is amortized based on the concession arrangement, monthly proportional to its profitability projected through December 31, 2027.

2.11.	Impairment of non-financial assets

The Endesa Group’s management annually reviews net book value of its assets so as to assess events or changes in economic, operating or technological circumstances which may indicate deterioration or impairment. When such evidence is identified and net book value exceeds recoverable amount, a provision for impairment is set up by adjusting net book value to recoverable value.

Recoverable amount of an asset item or of a cash-generating unit (CGU) is defined as the higher of value in use and fair value less cost to sell.

In estimating value in use of an asset item or CGU, estimated future cash flows are discounted to present value at a pre-tax discount rate reflecting the weighted average capital cost for the industry in which the asset or CGU operates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.12. Tax incentive

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset by equal annual instalments.

The subsidiaries COELCE and CGTF have tax incentives (ADENE benefit), such as a 75% decrease in income tax and non-refundable additions, calculated on the operation profit, referring to distribution activities until 2016 (based year). The amounts corresponding to decrease in income tax are recorded as reduction of the corresponding tax expenses in income statement for the year and then transferred to equity in account “Tax Incentive Reserve”.

2.13.	Provisions

General

Provisions are recognized when the Group has present (legal or not formalized) obligations as result of a past event, and it is likely that economic benefits are required to settle said obligations, and they can be reliably estimated. When the Group expects that the amount of one provision will be reimbursed, whether totally or partially, due to, for instance, an insurance contract, this reimbursement is separately recognized as an asset, but only when this reimbursement is virtually certain.

Expenses related to any provisions are presented in income statement, net of any reimbursements.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.14.	Taxation

2.14.1.	Income and social contribution taxes - Current

Current tax assets and liabilities of the previous years are measure at the expected recoverable value or amount payable to tax authorities. The tax rates and laws used to calculate the respective amount are those in effect or substantially in effect at balance sheet date.

Current income and social contribution taxes relating to items recognized directly in equity are recognized under equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.14.2.	Deferred taxes

Deferred taxes are generated by temporary differences at the end of the reporting period between tax bases of assets and liabilities and their book value. Deferred tax liabilities are recognized for all temporary tax differences, except:

—	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

—	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

—	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

—	In respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.14.	Taxation--Continued

2.14.2.	Deferred taxes--Continued

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.14.3.	Sales taxation

Income, expenses and assets are recognized net of taxes on sales, except when:

—	When the sales tax incurred on the purchase of goods or services is not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be;

—	When the amounts receivable or payable are presented together with the amount of tax on sales; and

—	When the net amount of sales tax recoverable or payable is included as a component of the amounts receivable or payable in the balance sheets.

2.15.	Regulatory charges

Since Ampla Energia, CDSA, CIEN, CGTF and COELCE, subsidiaries of Endesa Brasil, operate in regulated segments, they are charged amounts as payment of regulatory charges, as follows:

2.15.1.	Global Reversion Reserve (RGR)

This refers to provision of amounts to be paid to Centrais Elétricas Brasileiras S.A. - Eletrobras, calculated based on 2.5% on Property Plant Equipment, limited to 3% of gross operating revenue from electric energy. The amounts are regulated on an annual basis, by means of decisions handed down by ANEEL’s Financial Supervisory Authority (SFF). Since January 1º, 2013, the Law No.12,783/13 extinguish the collection of the RGR for distribution companies.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.15.	Regulatory charges--Continued

2.15.2.	Fuel Consumption Account (CCC)

The portion of the tariff revenue paid by distribution companies in the interconnected system, for two purposes: payment of expenses with fuel used in thermal plants that are powered to cover hydrologic uncertainties; and subsidy of part of expenses with fuel in isolated systems to enable that electric tariffs in such locations have levels similar to those adopted in interconnected systems. Since January 1º, 2013, the Law No.12,783/13 extinguish the collection of the CCC for energy companies.

2.15.3.	Energy Development Account (CDE)

The objective is to foster the energy development in the Brazilian States and competitiveness of the energy produced from alternative sources, in areas covered by interconnected systems, enabling the universal use of the electric energy services. The amounts payable are also defined by ANEEL. Since January 1º, 2013, the Law No.12,783/13 reduced in 75% the collection of the CDE.

2.15.4.	Energy Efficiency Programs (PEE) - Research and Development (P&D) - National Scientific and Technological Development Fund (FNDCT) and Energy Efficiency Company (EPE).

These refer to reinvestment programs required by ANEEL for electric energy distribution companies, whereby 1% of net regulatory operating revenue (Regulatory ROL) must be annually allocated to such funds.

2.15.5.	Public Electric Energy Service Inspection Fee (TFSEE)

The inspection fees charged on distribution of electric energy are differentiated and proportional to the services offered, calculated annually by ANEEL, considering the economic value added by the concession operator.

2.15.6.	System Service Charges (ESS)

This represents the cost incurred to maintain the reliability and stability of the National Interconnected System to meet energy consumption demand in Brazil. This cost is calculated by CCEE on a monthly basis, and paid by agents of the consumption category to generating agents.

2.15.7.	Financial compensation for use of water resources (CFURH)

This corresponds to a percentage that concessionaires and companies authorized to produce energy for hydroelectric generation pay for the use of water resources, calculated by the value of energy produced.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.16.	Other current and non-current assets and liabilities

These are stated at realization values (assets) and at known or determinable amounts increased, where applicable, by the corresponding charges and monetary restatements incurred (liabilities).

2.17.	Profit sharing

The Endesa Group recognizes a liability and a profit sharing expense from a formula that considers attainment of operating goals and specific objectives, established and approved at the beginning of each year. This amount is paid at the end of March following the year-end.

2.18.	Payment of dividends

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

As such, at the closing of the year and after the proper legal allocations have been made, the Group records the provision corresponding to the minimum mandatory dividends not yet paid in the year, whereas proposed dividends exceeding the minimum mandatory dividends are stated as “Proposal for payment of additional dividends” in equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.19.	Retirement and other post-employment benefits

The Endesa Group sponsors defined benefit pension plans to certain employees, in addition to post-employment health care and gratification in retirement, which require that contributions be made to funds administered separately from the subsidiaries’ own funds.

Obligations relating post-employment benefits are accrued for based on actuarial calculation prepared annually by an independent actuary, using the projected unit credit method, net of collateral plan assets, where applicable, and corresponding costs are recognized over the employees. The projected unit credit method considers each service period as being a taxable event of an additional benefit unit, accumulated for calculation of the total obligation. Other actuarial assumptions are also used, such as biological and economic hypotheses, historical data on expenses incurred and employee contributions.

Actuarial gains and losses generated by adjustments and changes in actuarial assumptions of pension and other retirement benefit plans are posted to other comprehensive income, based on actuarial calculations prepared by the independent actuary, as detailed in Note 31.

Retrospective application of IAS 19 (Revised) – Employee benefits

This standard is applicable for annual periods beginning on or after 1 January 2013, with retrospective application, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The main impacts caused by the application of this standard are (i) elimination of the corridor method (not applicable to Company’s subsidiaries), (ii) computation of the estimate return of assets using the same discount rate used to calculate the actuarial obligation and (iii) allocation of interest on the limiting effect for recognition of asset from benefit defined in plans with surplus which are not subject to recognition in accordance with local rules (which had no material retrospective impact).

In accordance with paragraph 22 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, when a change in the accounting practices is retrospectively applied, the Group has to adjust the opening balance of each equity component affected for the oldest period presented and the other comparative amounts disclosed for each prior period presented, as if the new accounting practice had been applied.

Provided that the adoption of IAS 19 R had no material impact on financial statements for year ended December 31, 2013, Endesa Group is not presenting the corresponding retrospective effects.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.20.	Statement of cash flows

The statements of cash flows were prepared and are presented in accordance with IAS 7 – Statement of Cash Flows (“IAS 7”).

2.21.	New pronouncements/amendment applied for the first time in 2013

Certain standards and interpretations were reviewed and their adoption is mandatory for years beginning on January 1, 2013. Given the nature of changes made and the Company’s and its subsidiary’s operations, the adoption of these standards and interpretations, mentioned below, did not have any significant impact on consolidated financial statements of Endesa Group.

—	New IAS 27 - Separate Financial Statements. The issuance of IFRS 10 eliminated all matters regarding consolidated financial statements from IAS 27, restricting its scope to separate financial statements only.

—	New IAS 28 - Investments in Associates and Joint Ventures. Amended by the issuance of IFRS 10 and IFRS 11 for the purpose of making the definitions and other clarifications contained in these new IFRS uniform.

—	IFRS 10 - Consolidated Financial Statements, IAS 27 - Separate Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 required management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27.

—	IFRS 11 - Joint Arrangements. IFRS 11 replaces IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly-controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

—	IFRS 12 - Disclosure of Interests in Other Entities. The purpose of this pronouncement is providing guidance on disclosure of information referring to equity held in other entities. Therefore, the users of the financial statements can evaluate the risks inherent in this interest and the effects of the equity and financial position, financial performance and respective cash flows.

—	IFRS 13 - Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted.

—	IAS 19 (Revised) - Employee benefits. The purpose of this pronouncement is guiding the accounting and disclosure of benefits granted to employees. Therefore, the pronouncement requires the recognition of the following by the Group: (a) a liability when the employee provided service in exchange of benefits payable in the future; and (b) an expense when the entity uses economic benefits from services received from the employee in exchange of benefits to this employee. For further details, see Note 2.19.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.21.	New pronouncements/amendment applied for the first time in 2013--Continued

—	Amendment to IFRS 7 - Financial Instruments: Disclosures. Clarifies the requirements of disclosures relating to offsetting of financial assets and financial liabilities.

—	Improvements to the IFRS - Corresponds to a number of necessary but non-urgent improvements that amend the following standards: IFRS 1, IAS 1, IAS 16, IAS 32, and IAS 34.

—	Transition Guide (Amendments to IFRS 10, 11, and 12) - The amendments clarify IFRS 10 transition guidance. These amendments also simplify the transition for IFRS 10, IFRS 11, and IFRS 12, limiting the requirements to the provision of adjusted comparative information for the immediately preceding period only. In addition, the amendments eliminate the requirement to present comparative information for disclosures related to unconsolidated structured entities for periods prior to the first application of IFRS 12.

2.22.	New pronouncements/amendment not yet in effect on December 31, 2013

The International Accounting Standard Board (IASB) issued and reviewed the following key standards which were still not in effect at the Group’s financial statements date:

—	IFRS 9 - Financial Instruments: Classification and Measurement. IFRS 9 introduces new requirements for classification, measurement and write-off of financial assets and liabilities (in force for years beginning on or after January 1, 2015). Endesa Group will assess the impact that IFRS 9 will have on its financial statements when the standard is complete.

—	IFRIC 21 - Levies. This provides guidance on when the Group has to recognize liabilities for a levy (i.e. Regulatory charges) when the triggering event occurs (effective for years beginning on or after January 1, 2015). Based on the preliminary analyses performed, IFRIC 21 is not expecting to have any material impact on the Group’s financial statements.

—	Amendment to IFRS 9 - Financial Instruments: Classification and Measurement. This is the second stage of the IASB project to replace IAS 39 - Financial Instruments: Recognition and Measurement. This amendment adds a special chapter on hedge accounting that establishes a new model aimed at reflecting better alignment between accounting and risk management. Improvements have also been made to the disclosures required. This amendment also eliminates the mandatory application date for IFRS 9 since the third and final stage of the project, which covers impairment of financial assets, has still not been completed. Endesa Group will assess the impact that IFRS 9 will have on its financial statements when the standard is complete.

—	Amendments to IFRS 10, 12, and IAS 27- Investment Entities. Under IFRS 10, reporting entities are required to consolidate all of the companies over which they have control. The amendment establishes an exception to these requirements, allowing Investment Entities to measure their investments at fair value with changes in income as provided for under IFRS 9 instead of consolidating them. Endesa Group does not expect that this amendment will have significant impacts on its financial statements.

—	Amendment to IAS 19 - Employee Benefits. The purpose of this modification to the scope of IAS 19 is to simplify the accounting for contributions not affected by the employee’s years of service, such as employee contributions calculated on the basis of a fixed percentage of a salary. Endesa Group does not expect that this amendment will have significant impacts on its financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

2.22.	New pronouncements/amendment not yet in effect on December 31, 2013--Continued

—	Amendment to IAS 32 - Offsetting of financial assets and liabilities. The amendments clarifies the meaning of “currently having a legal right to offset recognized amounts” and the criteria making the non-simultaneous settlement mechanisms of offsetting chambers qualify for offsetting (effective for years beginning on or after January 1, 2015). Endesa Group does not expect that this amendment will have significant impacts on its financial statements.

—	Amendment to IAS 36 - Impairment of Assets. The amendment clarifies the extent of disclosures regarding the recoverable value of impaired assets, limiting the information requirements to the recoverable amount, based on the fair value less costs of disposal. Endesa Group does not expect that this amendment will have significant impacts on its financial statements.

—	Amendment to IAS 39 - Renewal of Derivatives and Continuation of Hedge Accounting - The changes relief the discontinuation of hedge accounting when the renewal of a derivative designed with hedge meets certain criteria (effective for years beginning on or after January 1, 2015). Endesa Group does not expect that this amendment will have significant impacts on its financial statements.

—	Improvements to the IFRS (2010-2012 and 2011-2013 Cycles) - This is a set of improvements that are necessary but not urgent. They make changes to the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38, and IAS 40.

There are no other standards and interpretations issued and not yet adopted that, in management’s opinion, could significantly impact statements of operations or equity disclosed by the Group.

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

The allowance is set up based, substantially, on receivables from residential consumers overdue for more than 90 days, commercial consumers overdue for more than 180 days, industrial, rural, government entities, public lighting and utilities overdue for more than 360 days, also considering in-depth analyses for customers with significant debts.

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS--Continued

Estimates and assumptions--Continued

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

Deferred tax asset is recognized to the extent that it is probable that taxable profit will be available to enable use of the referred to tax losses.

Management is required to make significant judgment to determine the deferred income tax amount to be recognized, based on the probable term and level of future taxable profit, together with future tax planning strategies.

Post-employment benefits

The cost of pension plans with defined benefit and other retirement benefits, and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation involves use of assumptions about discount rates, future salary increases, mortality rates and future increases in retirement and pension benefits.

The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each financial statement date. For more details on the assumptions used, see Note 31.

Unbilled revenue

The calculation of unbilled revenue is based on the number of days not billed in the month, the estimated amount of energy delivered during those days and the estimated average price per customer class for that month. Differences between actual and estimated unbilled revenue are usually immaterial.

4.  ANEEL DECREE NO. 7,945/13 (CDE SUBVENTIONS RESOURCES)

In function of the unfavorable hydroelectric conditions at the end of 2012 and beginning of 2013, including the low levels of hydroelectric plants’ reservoirs – the lowest since 2001 -, thermoelectric plants are working at maximum capacity. Therefore, the cost of electricity from distributors had a significant increase in 2012 and beginning of 2013.

Due to this scenario and considering that the distribution concessionaires are not responsible for managing these issues, the Brazilian government issues the Decree No. 7,945/13, determining the transfer of funds from CDE (Energy Development Account) in order to neutralize a portion of the cash issues and performance faced by distributors in this period

The funds covered by this transfer from CDE totalized R$ 541,350 in the year ended December 31, 2013, and are related to (i) System Service Charges (ESS) (decision apart from adjudging merits for energy safety purposes), amounting to R$ 176,432; (ii) hydrological risk (Mechanism for Energy Relocation – MRE of quotas), amounting to R$ 20,939; (iii) involuntary exposure (Exposure to Differences Settlement Price - PLD) limited to the amount not covered by the allocation of quotas, amounting to R$ 199,171; and (iv) CVA ESS and Energy (full or partial value of system service charge and energy purchased for resale), amounting to R$ 144,808. Of these total funds, R$ 527,921 were received until December 31, 2013. According to IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, this amount was recognized as offsetting of incurred costs, and accounted for under “CDE Funds – Decree No. 7,945/2013” in current assets, matching against “Energy purchased for resale”.

Of the total amount receivable of R$ 13,429 at December 31, 2013, the amount of R$ 5,637 corresponds to supplementary differences from April to November 2013, disclosed in Technical Note No. 537 of December 30, 2013, and the amount of R$ 7,792 refers to provision for December, determined by Management based on its best estimate, information and rules disclosed for computation of funds covered by CDE transfer, which were still not approved by ANEEL.

5.	CASH AND CASH EQUIVALENTS

	12/31/2013	12/31/2012
Cash and checking accounts	16,976	124,035
Short-term investments	1,079,874	690,770

Total cash and cash equivalents	1,096.850	814,805

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

At December 31, 2013 and 2012, financial instruments classified as short-term investment are as follows:

	12/31/2013	12/31/2012

Direct investments
Bank Deposit Certificate – CDB	92,252	131,874
Purchase and sales commitments	56,723	83,602

Total direct investments	148,975	215,476

Exclusive funds
Bank Deposit Certificate – CDB	432,843	299,367
Purchase and sales commitments	498,056	175,927

Total exclusive funds	930,899	475,294

Total short-term investments	1,079,874	690,770

Short-term investments may be redeemed at any time, with possibility of immediate conversion into a known cash amount with an insignificant risk of change in value. Given the nature and characteristics of short-term investments, they are recognized at fair value against profit and loss.

6.	MARKETABLE SECURITIES

At December 31, 2013 and 2012, financial instruments classified as marketable securities are as follows:

	12/31/2013	12/31/2012

Investment funds	22,827	24,894

Total investment funds	22,827	24,894

Exclusive funds
Public securities	550,490	379,654
Investment fund quotas	134,178	165,829
Other	26,436	43,557

Total exclusive investment funds	711,104	589,040

Argentine Republic Bonds	1,747	1,216

Total marketable securities	735,678	615,150

Through the exclusive funds, the Company and its subsidiaries invest their excess cash in post-fixed and pre-fixed government bonds, in addition to other traditional fixed-income securities with low credit risk and high liquidity

7.	CONSUMERS, CONCESSIONAIRES AND PERMITTEES, NET

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance

		Overdue until	Overdue for more than	Total
	Maturing	90 days	90 days	12/31/2013	12/31/2012

Current
Consumer class:
Residential	185,641	123,702	42,068	351,411	387,492
Industrial	43,473	10,711	21,935	76,119	80,250
Commercial	75,402	31,291	31,443	138,136	140,675
Rural	26,903	9,250	9,389	45,542	43,315
Government	59,980	24,259	19,465	103,704	121,590
Public lighting	4,001	809	92	4,902	-
Public service	11,792	1,098	138	13,028	14,159
Resale	5,461	-	-	5,461	4,966

Subtotal	412,653	201,120	124,530	738,303	792,447

Unbilled revenue (d)	271,853	-	-	271,853	308,424
Free consumers	48,656	252	5,070	53,978	43,930
Electric Energy Trade Chamber - CCEE	22,114	20,355	4,136	46,605	88,028
Installment payment of debts (c)	15,764	-	-	15,764	17,059
Energy auction -CCEAR	9,790	-	2,048	11,838	14,871
Emergency charges	-	-	2,487	2,487	2,473
Companhia Energética de Goiás - CELG	174	-	-	174	136
Receivables from clients questioned in court (b)	-	-	64,948	64,948	63,303
Furnas Centrais Elétricas S.A. (e)	1,443	-	2,685	4,128	2,505
Tractebel Energia S.A. (e)	872	-	-	872	2,025
Other	19,456	559	810	20,825	60,287

Subtotal	802,775	222,286	206,714	1,231,775	1,395,488

Allowance for doubtful accounts (a)	-	-	-	(199,317)	(199,584)

Total current assets	802,775	222,286	206,714	1,032,458	1,195,904

Non-current assets
Furnas Centrais Elétricas S.A. (e)	-	-	125,612	125,612	126,955
Tractebel Energia S.A. (e)	-	-	70,772	70,772	69,429
Sale within Electric Energy Trade Chamber -CCEE	-	-	15,289	15,289	15,289
Installment payment of debts (c)	80,762	-	-	80,762	86,100
Contas a receber com partes relacionadas (f)	-	-	119,826	119,826	120,475

Subtotal	80,762	-	331,499	412,261	418,248

Allowance for doubtful accounts (a)	-	-	-	(265,182)	(247,265)

Total non-current assets	80,762	-	331,499	147,079	170,983

7.	CONSUMERS, CONCESSIONAIRES AND PERMITTEES, NET--Continued

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance--Continued

Changes in allowance for doubtful accounts are as follows:

Balance at December 31, 2011	(447,184)

(Additions)	(104,137)
Write-offs	104,472

Balance at December 31, 2012	(446,849)

(Additions)	(96,252)
Write-offs	78,602

Balance at December 31, 2013	(464,499)

Current	(199,317)
Non-current	(265,182)

An allowance for doubtful accounts was set up based on criteria established by regulatory legislation and analysis of specific risks of losing the overdue amounts, legal matters and application of a percentage on installment payment of debts. The amount is considered sufficient by the subsidiaries’ management to cover any losses on realization of the receivables.

b)	Receivables from clients questioned in court

The amount of R$ 64,948 at December 31, 2013 (R$ 63,303 in 2012) related to receivables from clients questioned in court. This amount includes R$ 27,590 at December 31, 2013 (R$ 26,774 in 2012) regarding receivables from various consumers who question the legality and claim refund of amounts arising from electric energy rate increases that took place during effectiveness of the “Cruzado” Economic Plan.

These consumers were granted the right to offset the claimed credits against electricity bills, by means of lawsuits, but the merits of the case are not considered unappealable. The Group records an allowance for doubtful accounts of R$ 53,858 at December 31, 2013 (R$ 52,812 in 2012), deemed sufficient to cover any losses in connection with such lawsuits.

7.	CONSUMERS, CONCESSIONAIRES AND PERMITTEES, NET--Continued

c)	Installment payment of debts

Installment payment of debts corresponds to agreements signed between the Group and their clients referring to renegotiation of electricity bills in arrears. These amounts are included in electricity bills, increased by fine and 1% interest per month, calculated on a pro rata daily basis and monetarily restated based on the General Market Price Index (IGPM) variation. After the amount payable in installments is restated, the first installment, if applicable, is deducted, and the interest agreed in the negotiation is applied, not exceeding 1.8% per month.

d)	Unbilled revenue

The Unbilled revenue corresponds to the income from electricity supply, delivered but not billed to consumer, computed on an estimated basis, referring to the monthly measurement period and until the last day of the month. At December 31, 2013 the Group has recorded in Accounts receivable a total balance of unbilled revenue of R$ 271,853 (R$ 308,424 in 2012).

e)	Furnas Centrais Elétricas S.A. (“Furnas”) and Tractebel Energia S.A. (“Tractebel”)

At December 31, 2013, the subsidiary CIEN records accounts receivable from Furnas and Tractebel, respectively in the amounts of R$ 129,740 and R$ 71,644 (R$ 129,460 and R$ 71,454, respectively, in 2012) corresponding to the billing of firm capacity and associated energy charges, which were not paid in previous years. Based on the best estimate of receiving the amounts involved, the Group records an allowance for doubtful accounts in the total amount of R$ 196,384 at December 31, 2013 and 2012. The remaining accounts receivable balance from Furnas and Tractebel recorded in the current asset in the total amount of R$ 5,000 at December 31, 2013 (R$4,530 in 2012), refers to billing arising from Subsidiary’s new activity, when treated as a transmission company.

f)	Accounts receivable from related parties

Terms and conditions involving related parties are presented in Note 27.

8.	LOW INCOME CONSUMERS

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

Based on ANEEL Rulings No. 407/2010 and No. 414/2010, Centrais Elétricas Brasileiras S.A. - Eletrobras will transfer to distribution companies the subsidy amount on a monthly basis, to adjust the discounts granted to low income consumers classified under the criteria of the former Rulings No. 246/2002 and 485/2004, arising from the Energy Development Account (CDE).

Considering the criteria set out by the mentioned rulings and the schedule for registration of clients entitled to the benefit, the consolidated balance receivable at December 31, 2013 totals R$ 67,929 (R$ 65,043 in 2012).

This subsidy is calculated on a monthly basis by the distribution company and submitted to ANEEL for approval and validation through Decision, after which the transfer occurs.

9.	CDE SUBVENTIONS – TARIFF DISCOUNT

Amount to be transferred by Centrais Elétricas Brasileiras - Eletrobras referring to refund of discounts on fees applicable to public electricity distribution services to end users as provided for in article 13, item VII of Law No. 10,438, of April 26, 2002, whose wording was defined by the Provisional Executive Order No. 605 of January 23, 2013, according to article 3 of Decree No. 7,891 of January 23, 2013. These funds are from CDE and approved by ANEEL in the process for distributors’ annual adjustment. The balance receivable at December 31, 2013 is R$ 20,385 (nil in 2012).

10.	TAXES RECOVERABLE

	12/31/2013	12/31/2012

Income and social contribution tax recoverable (a)	80,780	90,645
Value-Added Tax – ICMS (“ICMS”) (b)	172,600	171,196
Social Integration Program - PIS (“PIS”) and social investment program - COFINS (“COFINS”) ( c )	216,490	65,789
Other taxes	9,964	10,799

	479,834	338,429

Current	322,072	175,322
Non-current	157,762	163,107

a)	The income tax recoverable balance refers to withholding income tax (IRRF) on short-term investments, government agency retentions (Law No. 9,430/96) and prepaid income tax balance referring to calendar years 2006 to 2012.

The social contribution tax recoverable balance refers to prepaid social contribution tax on net income referring to calendar years 2006 and 2012, in addition to government agency retentions, pursuant to Law No. 9,430/96.

b)	This refers to credits arising from capital expenditures (according to concept established by tax legislation), which are subject to monthly offset against ICMS collected from customers at the rate of 1/48ths.

c)	The amounts classified under PIS and COFINS recoverable from subsidiary Ampla Energia in the total amount of R$ 162,835 (R$ 31,845 in 2012) refer to PIS and COFINS computed on the previous sixth-month billings, supported by a court decision in rem judicatam, whereby Decree-Laws Nos. 2.445/88 and 2,449/88 were declared unconstitutional and the right to refund corresponding to the difference between the amounts paid grounded on said Decrees and those due in accordance with Supplementary Law No. 7/70 was recognized. Additionally, Ampla Energia has PIS and COFINS withholdings from government agencies. PIS and COFINS amounts recoverable refer to subsidiary CIEN, totaling R$ 26,444 at December 31, 2013 (R$ 25,511 in 2012), and they are related particularly to PIS and COFINS overpayments made in previous years in relation to the amounts effectively due in the ordinary course of its operations. As a consequence, CIEN filed a claim for offsetting taxes overpaid and currently awaits approval thereof by the Brazilian IRS in order to set these amounts off.

The other amounts of PIS and COFINS recoverable refer to the subsidiaries COELCE, CGTF, CDSA and Prátil, respectively of R$ 2,390, R$ 6,379, R$ 17,965 and R$ 477.

11.	GUARANTEES DEPOSITS

		12/31/2013		12/31/2012

Institution	Type of investment	Current	Non- current	Current	Non- current

Bradesco	Investment fund	-	-	-	8,027
Itaú-Unibanco	Investment fund	52,619	-	49,336	-
Bradesco	CDB	-	436	-	104
Itaú	CDB	-	602	-	575
Banco do Brasil	CDB	-	9,729	-	9,004
BNB	CDB	-	20,302	-	18,804
Banco do Brasil	US Treasury Security	-	4,582	-	4,442
Banco Itaú BBA	Time Deposit	-	28,383	-	24,521
Caixa Econômica Federal	Guarantee	320	-	320	-
Other		-	20	-	20

Total		52,939	64,054	49,656	65,497

At December 31, 2013 the balances of guarantees and judicial deposits recorded in subsidiaries Ampla Energia and COELCE, of R$ 27,628 and R$ 60,730 (R$ 36,049 and R$ 54,583, respectively, in 2012) are basically related to the investment of amounts linked to electric energy purchase agreements, contractual retentions from service providers and financing agreement collateral.

Additionally, subsidiary CGTF, as set forth by the financing agreement entered into with IFC (see Note 20), undertakes to maintain part of its cash for amortization of the debt in half-yearly periods. This investment is linked to a time deposit transaction in Banco Itaú BBA, pegged to the US dollar, which amounts to R$ 28,383 at December 31, 2013 (R$ 24,521 in 2012).

12.	ESCROW DEPOSITS

	12/31/2013	12/31/2012

Labor	164,169	132,901
Civil	53,551	51,614
Tax	114,536	115,960

Total	332,256	300,475

See note 28 for further discussion of related provisions.

13.	DEFERRED TAXES

Endesa Group records deferred tax credits and assets and liabilities on temporary differences, as follows:

	Ampla Energia		CDSA		CGTF		CIEN (Consolidated)		COELCE		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Assets

Provision for tax, civil and labor risks	140,122	132,694	-	-	615	569	7,392	7,170	31,120	28,602	179,249	169,035
Allowance for doubtful accounts	59,830	62,394	-	-	-	-	66,771	66,771	37,388	31,862	163,989	161,027
Provision for inventory obsolescence	385	61	-	-	-	-	-	-	2,803	230	3,188	291
Derecognition of regulatory asset	46,620	29,468	-	-	-	-	-	-	-	-	46,620	29,468
Post-employment benefit obligations	125,497	158,455	-	-	-	-	-	-	45,393	38,188	170,890	196,643
Provision for ARCE fine	-	-	-	-	-	-	-	-	24,452	17,333	24,452	17,333
Interest on construction in progress	-	-	9,633	9,633	-	-	-	-	-	-	9,633	9,633
Reversal of exchange variation on property, plant and equipment	-	-	-	-	-	-	58,337	65,317	-	-	58,337	65,317
Swap operations	-	-	-	-	4,228	5,406	-	-	-	-	4,228	5,406
Unrealized exchange variation	-	-	-	-	3,812	1,005	-	-	-	-	3,812	1,005
Provision for third-party service	-	-	-	-	1,247	612	-	-	-	-	1,247	612
Other	8,417	6,165	-	-	858	909	59,303	52,882	4,613	306	73,191	60,262

Total	380,871	389,237	9,633	9,633	10,760	8,501	191,803	192,140	145,769	116,521	738,836	716,032

Liabilities
Special (CME) and supplementary (CMC) monetary restatement	-	-	-	-	-	-	-	-	(2,359)	(2,598)	(2,359)	(2,598)
Derecognition of regulatory liability	-	(9,452)	-	-	-	-	-	(1,908)	(46,980)	(118,092)	(46,980)	(129,452)
Indemnification assets (concession)	(181,387)	(109,659)	-	-	-	-	-	-	(74,590)	(64,160)	(255,977)	(173,819)
Unrealised foreign exchange variation	-	-	-	-	-	-	(24,915)	(9,948)	-	-	(24,915)	(9,948)
Deferred tax liability- swap	(7,734)	-	-	-	(562)	(385)	-	-	(3,145)	-	(11,441)	(385)
Deemed cost	-	-	(82,710)	(82,710)	-	-	-	-	-	-	(82,710)	(82,710)

Total	(189,121)	(119,111)	(82,710)	(82,710)	(562)	(385)	(24,915)	(11,856)	(127,074)	(184,850)	(424,382)	(398,912)

	Ampla Energia		CDSA		CGTF		CIEN (Consolidated)		COELCE		Consolidated
Deferred taxes	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Deferred assets	191,750	270,126	-	-	10,198	8,116	166,888	180,284	18,695	-	387,531	458,526
Deferred liabilities	-	-	(73,077)	(73,077)	-	-	-	-	-	(68,329)	(73,077)	(141.406)

13.	DEFERRED TAXES--Continued

Changes in the deferred tax balances are shown below:

	Assets	Liabilities

Balances at December 31, 2011	686,151	169,238

Addition - profit or loss for the year - IR/CSLL	79,535	245,500
(Reduction) - profit or loss for the year	(54,057)	(15,826)
Additions - comprehensive income	4,729	-
Effects of changes in foreign exchange rates	(326)	-

Balances at December 31, 2012	716,032	398,912

Addition - profit or loss for the year - IR/CSLL	442,461	161,179
(Reduction) - profit or loss for the year	(395,191)	(146,765)
Additions - comprehensive income	(22,779)	11,056
Effects of changes in foreign exchange rates	(1,687)	-

Balances at December 31, 2013	738,836	424,382

Technical feasibility studies indicate the recovery of deferred income and social contribution tax assets in accordance to the parameters defined by the standard IAS 12 – Income Taxes (“IAS 12”), which correspond to Management’s best estimate regarding the recovery of such assets. Management’s expectancy of recovery of the deferred tax assets is shown below:

	Amount to be realized
Year of realization	12/31/2013	12/31/2012
2013	-	93,489
2014	73,890	95,264
2015	90,581	69,801
2016	56,637	95,106
2017	57,066	79,255
2018 to 2020	171,274	130,788
2021 to 2023	289,388	152,329

Total	738,836	716,032

13.	DEFERRED TAXES--Continued

Since the income and social contribution taxable base originates not only from income that could be generated but also from the existence of non-taxable revenue, non- deductible expenses, tax incentives and other variables, there is no direct correlation between net income and the income and social contribution tax income or expenses. As such, expected use of tax credits should not be the only indication of the Endesa Group’s future income.

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

The deferred tax liabilities in the subsidiary CDSA was recorded on the value of the effect of the deemed cost of fixed assets in CDSA, in the amount of R$ 82,710. The liabilities balance will be settled as from 2015, when the taxable profit of the subsidiary CDSA will be calculated based on accounting records with the end of the REFIS program.

14.	TAX CREDIT FROM MERGER

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

The accumulated balance will be amortized as follows:

Year	Amortization factor	Year	Amortization factor	Year	Amortization factor

2014	0,03333	2019	0,02140	2024	0,01374
2015	0,03051	2020	0,01958	2025	0,01257
2016	0,02792	2021	0,01792	2026	0,01151
2017	0,02555	2022	0,01640	2027	0,01053
2018	0,02338	2023	0,01501	-	-

On April 26, 2004, ANEEL’s Financial Supervisory Authority issued an Inspection Monitoring Report stating that the capital reserve set up upon merger of Distriluz would not have assets with economic basis as a contra entry and, as such, pursuant to CVM Instruction No. 349/01 (CVM is Securities and Exchange Commission of Brazil), determined that only the portion corresponding to the tax credit resulting from goodwill amortization should be recorded in equity of COELCE, as it understood that only this portion has economic basis.

14.	TAX CREDIT FROM MERGER--Continued

Given the conclusion of the understanding with ANEEL, at the Special General Meeting of April 28, 2005, the subsidiary COELCE approved the Board’s proposal of observing the regulatory agency’s recommendations, replacing the share split and redemption mechanism, after the risk of tax and corporate questioning and non- compliance with financial covenants with Financial Institutions have been ruled out, and after approval of the proper accounting adjustments by ANEEL, issued by means of Official Letter No. 584/05, of April 14, 2005. These adjustments were also in compliance with the provisions set out in CVM Instruction No. 319/99, as amended by CVM Instruction No. 349/01.

Accordingly, the share split and redemption operations of subsidiary COELCE to remunerate shareholders for decrease in profit caused by goodwill amortization from merger of Distriluz, suspended in 2003, were replaced by provisions of CVM Rule No. 319/99, amended by CVM Rule No. 349/01, which provides for set up of provision on goodwill to be amortized matching against goodwill reserve (capital reserve), in amount which is not a tax benefit for subsidiary COELCE. To recalculate the impact on income of each year, the provision will be reversed to the same extent of amortization of the portion of goodwill for the respective year.

As a result of the aforementioned adjustments, in April 2005, a provision on unamortized goodwill was set up against capital reserve, in an amount that does not represent a tax credit for the subsidiary COELCE.

Tax credit from the incorporated goodwill	12/31/2013	12/31/2012

Goodwill on acquisition	775,960	775,960
Goodwill amortization	(559,198)	(530,938)
Provision on goodwill	(429,365)	(429,365)
Reversal of provision on goodwill	286,052	267,401

Tax credit	73,449	83,058

Current	8,793	9,609
Non-current	64,656	73,449

Capital reserve	12/31/2013	12/31/2012

Merged Goodwill	775,960	775,960
(-) Share split and redemption	(125,407)	(125,407)
Provision on goodwill	(429,365)	(429,365)

Balance	221,188	221,188

With the new procedure adopted on April 30, 2005, the goodwill reserve recorded in the COELCE’s equity was decreased by R$ 429,365, with the effect of R$ 242,976.

15.	OTHER RECEIVABLES

	12/31/2013	12/31/2012

Disposal of assets and rights	1,509	1,656
Health care plan to retirees	6,422	5,990
Collection covenants	35,433	32,267
Consumers – services rendered	69,923	61,379
Expenses to be reimbursed – consumers	3,496	3,403
Expenses to be reimbursed – public lighting	2,795	2,796
Union	5,658	5,658
Services to third parties	4,475	5,220
Services in progress	145,829	100,902
Bounced checks	845	768
Supplier credits	5,844	6,039
Advances to employees	6,798	6,399
Advances to suppliers	6,428	12,182
Resale of material	-	3,787
New business expenses	10,492	4,814
Inventories	3,627	2,714
Prepaid expenses	15,246	7,054
Other	37,395	24,972
Provision for losses on realization of other credits	(20,851)	(26,763)

Total	341,364	261,237

Current	339,240	259,374
Non-current	2,124	1,863

Changes in the allowance for doubtful accounts are as follows:

Balance at December 31, 2011	(31,930)

Reversal	5,167

Balance at December 31, 2012	(26,763)

Addition	(2,167)
Write off	8,079

Balance at December 31, 2013	(20,851)

16.	INDEMNIFICATION ASSETS (CONCESSION)

Refers to a portion of investments made and not amortized by the subsidiaries Ampla Energia and COELCE until the end of the, respective concessions, classified as financial asset since this is an unconditional right to receive cash or other financial asset directly from the granting authority pursuant to IFRIC 12 - Service Concession Arrangements and SIC 19 - Service Concession Arrangements: Disclosures.

The indemnification will be made based on the portion of the investments linked to reversible assets, still not amortized or depreciated, which had been made in order to ensure that the granted services are continuous and current.

The change in balances related to indemnification assets (concession) is as follows:

Balance at December 31, 2011	765,516

Transfers of intangible assets	385,586
Financial income – indemnification assets	487,517

Balance at December 31, 2012	1,638,619

Transfers of intangible assets	170,312
Financial income – indemnification assets	205,165

Balance at December 31, 2013	2,014,096

The Distribution’s concession of the subsidiaries Ampla Energia and COELCE is not onerous. Accordingly, there are no fixed financial liabilities and payments to be made to the granting authority.

New Replacement Value – Law No. 12,783/13

On January 11, 2013, Law No. 12,783 (“Law No. 12,783/13”) was enacted and made the Provision Executive Order (MP) No. 579, of September 11, 2012 (“MP No. 579/12”) definitive. This MP provides for the postponing and bidding processes for concession of generation, transmission and distribution of electricity, decrease in sectorial charges, low fees and other matters.

New Replacement Value – Law No. 12,783/13

In accordance with this legal provision, the calculation of the value of investments linked to reversible assets, still not amortized or depreciated, for indemnification purposes, must use the VNR, pursuant to the criteria defined in a regulation of the granting authority.

17.	PROPERTY, PLANT AND EQUIPMENT

		12/31/2013			12/31/2012
	Annual depreciation rates	Historical cost	Accumulated depreciation	Net value	Net value

In use

Transmission	24.69%
Land		1,076	-	1,076	1,076
Buildings		84,651	(47,435)	37,216	40,351
Machinery and equipment		1,204,945	(632,439)	572,506	628,560
Vehicles		1,927	(1,390)	537	679
Furniture and fixtures		557	(196)	361	384
Distribution	4.70%
Machinery and equipment		48,628	(33,775)	14,853	14,149
Furniture and fixtures		22,901	(13,993)	8,908	7,290
Other goods		10,640	(8,038)	2,602	2,783
Generation	24.67%
Land		2,194	-	2,194	2,194
Reservoirs		241,472	(153,426)	88,046	92,947
Buildings		113,620	(81,745)	31,875	34,437
Machinery and equipment		2,837,911	(1,886,427)	951,484	1,005,806
Vehicles		1,358	(1,139)	219	270
Furniture and fixtures		11,764	(10,466)	1,298	2,010

Commercialization	10.00%
Machinery and equipment		8,184	(5,988)	2,196	5,621
Furniture and fixtures		7,760	(3,490)	4,270	4,360

Administration	10.70%
Land		374	-	374	374
Buildings		4,128	(1,556)	2,572	2,752
Machinery and equipment		65,455	(50,971)	14,484	8,129
Vehicles		1,935	(1,593)	342	589
Furniture and fixtures		28,185	(24,575)	3,610	4,565

Total PPE in use		4,699,665	(2,958,642)	1,741,023	1,859,326

In progress
Generation		132,872	-	132,872	72,428
Transmission		65,794	-	65,794	35,640
Distribution		9,880	-	9,880	10,532
Commercialization		5,484	-	5,484	5,638
Administration		35,199	-	35,199	23,133

Total PPE in progress		249,229	-	249,229	147,371

Total property, plant and equipment		4,948,894	(2,958,642)	1,990,252	2,006,697

17.	PROPERTY, PLANT AND EQUIPMENT--Continued

Changes in property, plant and equipment in the year are as follows:

	In use			In progress	Total
	Cost	Accumulated depreciation	Net balance	Cost
Balances at December 31, 2011	4,672,991	(2,639,528)	2,033,463	106,022	2,139,485

Transfers	7,693	-	7,693	(7,693)	-
Additions	44	-	44	49,042	49,086
Write-offs	(10,417)	1,736	(8,681)	-	(8,681)
Depreciation	-	(171,544)	(171,544)	-	(171,544)
Effects of changes in foreign exchange rates	(3,359)	1,710	(1,649)	-	(1,649)

Balances at December 31, 2012	4,666,952	(2,807,626)	1,859,326	147,371	2,006,697

Transfers	40,805	-	40,805	(40,805)	-
Additions	1,356	-	1,356	143,071	144,427
Write-offs	(167)	73	(94)	(408)	(502)
Depreciation	-	(156,274)	(156,274)	-	(156,274)
Effects of changes in foreign exchange rates	(9,281)	5,185	(4,096)	-	(4,096)

Balances at December 31, 2013	4,699,665	(2,958,642)	1,741,023	249,229	1,990,252

Property, plant and equipment of Endesa Group are comprised by the balances in subsidiaries CGTF, CDSA and CIEN, in accordance with the characteristics of each one of them.

CGTF

The period over which the subsidiary CGTF is authorized to explore the activities described in its articles of incorporation is thirty years, as mentioned in article 5 of ANEEL Resolution nº 433, of October 19, 2001, as from the date thereof. Under this same article, this period may be extended at ANEEL’s discretion and by request of the authorized entity. CGTF’s property and equipment items are not considered reversible assets and, as such, they are not returned to the Federal Government at the end of the concession period.

These items are stated at acquisition or construction cost, less accumulated depreciation, calculated on a straight-line basis, at the rates defined by ANEEL.

17.	PROPERTY, PLANT AND EQUIPMENT--Continued

CGTF--Continued

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution ANEEL nº 474/2012 are as follows:

Annual depreciation rate (%)
Generation
Boiler	4.00%
Chimney	4.00%
Thermal cycle equipment	4.55%
Equipment support structure	3.13%
Generator	3.33%
Panel and control desk	3.57%
Unit substation	3.57%
Power transformer	2.86%
Auxiliary transformer	3.33%
Turbo-generator	4.00%

Administration
General equipment	6.25%
General computer equipment	16.67%
Vehicles	14.29%

CDSA

CDSA’s property, plant and equipment items are stated at deemed cost, less accumulated depreciation, calculated on a straight-line basis, at the rates defined by ANEEL.

The Endesa Group’s management understands that as the subsidiary CDSA is a public service concession operator, at the end of the concession period, non-depreciated assets will be indemnified for the minimum amount at the net book value, by the concession provider, should it not be renewed. Pursuant to articles 63 and 64 of Decree No. 41,019, of February 26, 1957, assets and facilities used for electric energy production, transmission and distribution, including sale, are tied to these services, and may not be disassembled, sold or assigned without prior express authorization from the regulating authorities.

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

17.	PROPERTY, PLANT AND EQUIPMENT--Continued

CDSA--Continued

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution nº 474/2012 are shown below:

Annual depreciation rate (%)
Generation
Thermal cycle equipment	4.55%
Equipment support structure	3.13%
Generator	3.33%
Panel and control desk	3.57%
Reservoir, dam and pipeline	2.00%
Unit substation	3.57%
Power transformer	2.86%
Auxiliary transformer	3.33%
Turbo-generator	4.00%

Administration
General equipment	6.25%
General computer equipment	16.67%
Vehicles	14.29%

17.	PROPERTY, PLANT AND EQUIPMENT--Continued

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

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution nº 474/2012 are shown below:

Annual depreciation rate (%)
Transmission
Capacitor bank	5.00%
Barring	2.50%
Switch	3.33%
Conductor	2.70%
Circuit breaker	3.03%
Frequency changer	6.67%
Structure (Pole, tower)	2.70%
Panel, Control desk and Cubicle	3.57%
Reactor (Resistor)	2.78%
Power transformer	2.86%
Auxiliary transformer	3.33%

Administration
General equipment	6.25%
Vehicles	14.29%

18.	INTANGIBLE ASSETS

Intangible assets are broken down by nature as follows:

		12/31/2013				12/31/2012
	Useful life Years	Cost	Accumulated amortization	Special obligations	Net value	Net value

In operation	6%
Concession right-of-use		7,742,272	(3,422,977)	(835,958)	3,483,337	3,506,760
Software		228,587	(166,731)	-	61,856	25,171
(-) Impairment		(21,930)	11,011	-	(10,919)
Concession right from acquisition		435,755	(212,855)	-	222,900	247,620
Goodwill		2,104	-	-	2,104	2,104
Trademarks and patents		401	(264)	-	137	203

In progress
Concession right-of-use		1,046,756	-	(269,834)	776,922	758,678
Software		66,183	-	-	66,183	49,434
Other		4,352	-	-	4,352	9,251

Total		9,504,480	(3,791,816)	(1,105,792)	4,606,872	4,599,221

Intangible assets in progress refer substantially to expansion works in the electricity distribution system.

Changes in intangible assets are shown below:

	In operation				In progress
	Cost	Accumulated amortization	Special obligations	Net value	Cost	Special obligations	Net value	Total

Balances at December 31, 2011	8,205,690	(3,184,943)	(898,822)	4,121,925	746,149	(159,480)	586,669	4,708,594

Additions	10,173	(1,495)	-	8,678	674,756	(90,820)	583,936	592,614
Write-offs	(19,318)	14,332	-	(4,986)	-	-	-	(4,986)
Amortization	-	(354,910)	43,524	(311,386)	-	-	-	(311,386)
Transfers	368,066	-	(14,824)	353,242	(368,066)	14,824	(353,242)	-
Effects of changes in foreign exchange rates	(201)	172	-	(29)	-	-	-	(29)
Transfers to indemnification assets	(385,586)	-	-	(385,586)	-	-	-	(385,586)

Balances at December 31, 2012	8,178,824	(3,526,844)	(870,122)	3,781,858	1,052,839	(235,476)	817,363	4,599,221

Additions	-	-	-	-	738,016	(39,318)	698,698	698,698
Write-offs	(267,395)	149,042	-	(118,353)	(849)	-	(849)	(119,202)
Amortization	-	(425,511)	39,124	(386,387)	-	-	-	(386,387)
Reclassification	-	-	-	-	(4,154)	-	(4,154)	(4,154)
Transfers	668,561	-	(4,960)	663,601	(668,561)	4,960	(663,601)	-
Transfers to indemnification assets	(170,312)	-	-	(170,312)	-	-	-	(170,312)
Effects of changes in foreign exchange rates	(559)	486	-	(73)	-	-	-	(73)
(-) Impairment	(21,930)	11,011	-	(10,919)	-	-	-	(10,919)

Balances at December 31, 2013	8,387,189	(3,791,816)	(835,958)	3,759,415	1,117,291	(269,834)	847,457	4,606,872

18.	INTANGIBLE ASSETS--Continued

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

Endesa Group’s management understands that amortization of intangible assets must observe the estimated useful life of each asset comprising the set of tangible assets of the distribution infrastructure. As such, these assets must undergo individual amortization, with observance of the useful life of each item, limited to the end of the concession period. As a result of use of this amortization criterion, total intangible assets will always be amortized on a non-linear basis.

Special obligations linked to the concession of public electric energy services

Obligations linked to the concession of public electric energy services represent amounts from the Federal Government, States, municipalities and consumers, as well as donations not conditional upon any return in favor of the donor and subsidies intended for investments in the distribution activity. According to Circular Letter No. 1,314/2007-SFF/ANEEL, of June 27, 2007, which determines that this registration begins only after the Company’s second tariff review, the amortization started to be recorded in April 2009, considering that this review occurred in March 2009.

The obligations linked to concessions, undergoes amortization as from the second tariff review cycle, at the same amortization rates as infrastructure assets of each distribution company, and the average rates of 4.43% p.a. and 3.98% p.a. are adopted for subsidiaries Ampla Energia and COELCE, respectively.

At the end of the concession period, the net replacement value of obligations linked to the concession of public electric energy services will be deducted from the indemnification asset and removed from assets, in order to evidence the recording of assets belonging to the Federal Government that were under the concession operator’s management during the concession period.

Endesa Group evaluated the impairment of intangible assets using IAS 36 - Impairment of assets (“IAS 36”).

ANEEL Regulatory Decision No. 367/09

In August 2013, COELCE implemented ANEEL Regulatory Decision No. 367/09 (“Decision No. 367/09”), of June 2, 2009, whose main objective is determining certain items of the fixed assets in order to reflect ANEEL requirements.

As a consequence of the Regulatory Decision, subsidiary COELCE, during year ended December 31, 2013, recorded the amount of R$ 33,918 referring to losses for deactivation of goods from physical inventory counting performed according to Decision No. 367/09, setting up a provision for impairment losses amounting to R$ 10,919, corresponding to certain fixed asset items for which no new replacement value was assigned, and therefore they were not considered in the remuneration base calculation.

Decision No. 367/09 was not implemented by subsidiary Ampla Energia for year ended December 31, 2013 as required by Circular Letter No. 43/2013-SFF/ANEEL. Management expects that this decision is effectively implemented in the quarter ending March 31, 2014. Based on its best evaluation, Management understands that the non-implementation of Decision No. 367/09 represents a well remote risk for any delinquency notice from ANEEL, considering the provisions of ANEEL Regulatory Decision No. 63 of May 12, 2004.

19.	TRADE ACCOUNTS PAYABLE

	12/31/2013	12/31/2012

Energy supply and transportation
Electric Energy Sale Chamber – CCEE	120,053	41.703
Companhia de Gás do Ceará – CEGÁS	24,172	20,239
Geração e Transmissão S.A – CEMIG	6,243	5,042
Centrais Elétricas do Norte do Brasil S.A- ELETRONORTE	7,987	9,127
Cia Hidroelétrica do São Francisco – Chesf	-	23,114
Companhia Energética de São Paulo – CESP	12,766	15.633
Agreement of Energy Sale in Regulated Environment (CEAR)	93,412	134.167
Distribution System Use Agreement (LIGHT)	8,460	17.442
Potency physic guarantee quotas	14,573	-
Decree nº 7.945/13 – CDE Subventions resources (a)	26,424	-
Eletrobras Termonuclear S/A – Eletronuclear	10,218	-
Eletronuclear – account payable	39,458	-
Charge for network use	20,314	52.316
Enertrade Comercializadora de Energia S.A.	4,100	39,756
Furnas Centrais Elétricas S/A	17,135	35,969
Generators – Free energy	5,602	5,177
Itaipu (Eletrobras)	60,727	52,105
Surplus and Deficit Offsetting Mechanism (MCSD)	6,748	19,300
Petrobras	17,456	16,099
Related parties (b)	136,578	127.882
Other	39,853	47.082
Materials and services	321,628	261,562

Total	993,907	923.715

Current	847,571	796.962
Non-current	146,336	126.753

(a)	The amount of R$26,424 corresponds to recoverable costs through the CDE funds, related to (i) ESS; (ii) hydrological risk; and (iii) limited involuntary exposure to the amount not covered by the allocation of quotas, and refers to adjustments of period from April to August and November to December 2013. The recovery of these amounts is provided in Decree No. 7,945/13 as commented in Note 4 (ANEEL Decree No. 7,945/13).

(b)	Terms and conditions involving related parties are presented in Note 27.

20.	LOANS AND FINANCING

Loans and financing in local and foreign currencies are as follows:

	Debt charges		Principal
	Current		Current		Non-current
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Foreign currency:
Federal Government - Capitalization bonus (a)	3	7	163	284	-	142
Federal Government - Discount bonus (a)	8	8	-	-	2,673	2,332
Federal Government - Participant bonus (a)	49	44	-	-	3,831	3,342
IFC - A (b)	185	182	12,570	10,208	43,589	48,989
IFC - B (b)	(29)	-	19,745	16,075	21,157	35,680
IFC - C (b)	82	67	-	-	16,399	14,305

Total foreign currency:	298	308	32,478	26,567	87,649	104,790

Local currency:
Eletrobras (c)	13	15	11,177	13,338	68,315	74,858
Federal Government – Law No. 8,727 (Caixa Econômica Federal) (d)	1	3	76	287	-	76
Federal Government – Law No. 8,727 (Eletrobras) (d)	25	114	3,092	11,008	-	2,931
Banco do Brasil (BB Fat Fomentar)	2	10	936	5,343	-	891
Banco do Nordeste - Proinfa (e)	412	455	61,315	33,667	90,259	151,574
BNDES Finem 2007 (Syndicate loan) (f)	171	337	49,106	49,106	-	49,106
BNDES FINAME 2012-2013 (g)	46	-	2,061	-	35,031	-
BNDES FINEM 2012-2013 A (g)	244	-	6,480	-	71,278	-
BNDES FINEM 2012-2013 B (g)	273	-	6,480	-	71,278	-
BNDES PEC (h)	-	9	-	2,328	-	-
BNDES (Finame) (j)	3	7	1,884	2,214	-	1,884
BNDES (Capex 2011) (k)	265	280	10,139	10,210	65,904	75,942
BNDES (Capex 2011) (k)	278	341	19,305	19,324	67,568	86,846
BNDES (Capex 2011) (k)	311	379	19,305	19,324	67,568	86,846
BNDES (Capex 2012-2013) (l)	91	-	4,149	-	69,836	-
BNDES (Capex 2012-2013) (l)	440	-	11,706	-	128,768	-
BNDES (Capex 2012-2013) (l)	495	-	11,706	-	128,768	-
Eletrobras (m)	3	3	2,940	2,940	13,865	16,804
Eletrobras (n)	2	2	2,650	536	9,917	10,169
Bradesco S.A. 4th, 5th and 6th agreements (o)	-	795	-	20,000	-	-
Banco do Brasil S.A (p)	-	612	-	100,000	-	-
Banco do Brasil S.A (p)	1,142	-	-	-	100,000	-
Banco do Brasil S.A (p)	251	-	-	-	30,000	-

Total local currency	4,468	3,362	224,507	289,625	1,018,355	557,927

Transaction costs	-	-	(193)	(285)	-	(193)

Total local currency, net of transaction costs	4,468	3,362	224,314	289,340	1,018,355	557,734

Total with no effect of swap transactions	4,766	3,670	256,792	315,907	1,106,004	662,524

Swap transaction gain/losses	93	110	-	-	7,452	14,809

Total loans and financing	4,859	3,780	256,792	315,907	1,113,456	677,333

20.	LOANS AND FINANCING--Continued

Banks	Start date	Maturity	Type of amortization	Guarantees	Financial charges

Federal Government - Capitalization bonus (a)	8/15/1997	4/10/2014	Semiannual	Receivables and secured account	USD + 8.2% p.a.
Federal Government - Discount bonus (a)	8/15/1997	4/11/2024	At the end	Receivables and secured account	USD + Libor + 1.0125% p.a.
Federal Government - Participant bonus (a)	8/15/1997	4/11/2024	At the end	Receivables and secured account	USD + 6,2% p.a.
IFC – A (b)	2/22/2005	12/15/2017	Semiannual	Secured account and fixed assets	USD + 7.89% p.a.
IFC – B (b)	2/22/2005	12/15/2015	Semiannual	Secured account and Fixed assets	USD + Libor + 2,25% p.a.
IFC – C (b)	4/11/2006	12/15/2019	Semiannual	Secured account and Fixed assets	USD + 11.96% p.a.
Eletrobras (c)	3/3/2000	9/30/2023	Monthly	Receivables and promissory note	6.95% p.a.
Federal Government – Law 8,727 (Caixa Econômica Federal) (d)	6/30/1994	3/1/2014	Monthly	Receivables	TR + 10,028% p.a.
Federal Government – Law 8,727 (Eletrobras) (d)	6/30/1994	3/1/2014	Monthly	Receivables	IGPM + 10,028% p.a.
Banco do Brasil (BB Fat Fomentar)	1/23/2007	2/18/2014	Monthly	Guarantee	TJLP + 4.5% p.a.
Banco do Nordeste – FNE (e)	12/29/2004	3/15/2019	Monthly	Guarantee and secured account	10% p.a.
BNDES Finem 2007 (Syndicate loan) (f)	4/28/2008	12/15/2014	Monthly	Receivables and secured account	TJLP + 3.7% p.a.
BNDES FINAME 2012-2013 (g)	8/28/2013	06/15/2023	Monthly	Receivables and secured account	3.00% p.a
BNDES FINEM 2012-2013 A (g)	8/28/2013	06/15/2020	Monthly	Receivables and secured account	TJLP + 2.8% p.a.
BNDES FINEM 2012-2013 B (g)	8/28/2013	06/15/2020	Monthly	Receivables and secured account	TJLP + 3.8% p.a.
Working Capital Santander (i)	09/30/2013	06/27/2014	Monthly	Receivables	CDI + 1.8% p.a.
BNDES (Finame) (j)	10/15/2010	10/15/2014	Monthly	Guarantee	4.5%
BNDES (Capex 2011) (k)	8/15/2011	06/15/2021	Monthly	Receivables	-
BNDES (Capex 2011) (k)	8/15/2011	06/15/2018	Monthly	Receivables	TJLP + 2.96% p.a.
BNDES (Capex 2011) (k)	8/15/2011	06/15/2018	Monthly	Receivables	TJLP + 3.96% p.a.
BNDES (Capex 2012-2013) (l)	8/16/2013	05/15/2023	Monthly	Receivables	3.0%
BNDES (Capex 2012-2013) (l)	8/16/2013	06/15/2020	Monthly	Receivables	TJLP + 2.80%
BNDES (Capex 2012-2013) (l)	8/16/2013	06/15/2020	Monthly	Receivables	TJLP + 3.80%
Eletrobras (m)	11/23/2006	06/30/2021	Monthly	Receivables and promissory note	6.0%
Eletrobras (n)	09/20/2011	09/30/2018	Monthly	Receivables and promissory note	7.0%
Bradesco S.A. 4th, 5th and 6th agreements (o)	02/01/2008	01/07/2013	Semiannual	-	CDI + 1.05%
Banco do Brasil S.A. (p)	11/19/2013	11/14/2019	Annual	-	107% CDI
Banco do Brasil S.A. (p)	11/29/2013	11/25/2019	Annual	-	107% CDI
Conta Garantida Santander (o)	05/19/2011	05/16/2014	Variable	-	CDI + 1.80%
Conta Garantida Banco Itaú S.A (o)	12/21/2011	12/23/2014	Monthly	-	-
Conta Garantida Banco Bradesco (o)	11/09/2013	07/04/2014	Monthly	-	CDI + 2.30%

(a)	Federal Government (Financial agent: Banco do Brasil) - mid and long-term debt (DMLPs) - Acknowledgment of debt to the Federal Government on August 15, 1997. The agreement is divided into 7 (seven) sub loans (three of which have already been settled), bearing interest based on the foreign exchange variation (US dollars).

(b)	IFC - International Finance Corporation: The subsidiary CGTF has only one long-term financing agreement, entered into in 2006 in the amount of US$130,000 thousand. This project finance agreement is divided into 3 tranches (IFC-A, IFC-B and IFC-C, maturing in December 2017, 2015 and 2019, respectively).

(c)	Eletrobras - Loan raised for financial coverage of direct costs of construction of the rural electrification program, which is part of the universal access and use of electric energy program “Luz Para Todos”, of the Ministry of Mines and Energy (MME), with funds from RGR and CDE.

20.	LOANS AND FINANCING--Continued

(d)	Federal Government - Law No. 8,727: Credit assignment made by Eletrobras and the Caixa Econômica Federal (Federal Savings and Loans Bank) to the Federal Government.

(e)	Banco do Nordeste do Brasil - Program to Foster Alternative Electric Energy Sources (Proinfra): The subsidiary COELCE entered into an agreement with Banco do Nordeste do Brasil to finance fixed assets investments, with funds from the Constitutional Fund to Finance the Northeastern Region (FNE)/Proinfa.

(f)	BNDES FINEM: Financing for the 2007/2009 investment plan of COELCE on April 28, 2008, in the amount of R$ 330,000, raised through loan syndication led by Unibanco, with onlending from the Brazilian Development Bank (BNDES).

(g)	BNDES FINAME/FINEM: Financing for investment plan 2013 of the Group contracted on June 28, 2013, amounting to R$ 217,185, through union approved by Itaú with transfer of funds from BNDES. Until December 31, 2013, BNDES had transferred 89% of the total amount, i.e. R$ 192,698.

(h)	BNDES PEC: Loan taken out considering the need for working capital of subsidiary COELCE. This contract was settled in January 2013.

(i)	Loans taken out due to the need for working capital of subsidiary COELCE..

(j)	BNDES Finame – Financing taken out by subsidiary Ampla Energia from SAFRA with transfer of funds from BNDES for acquisition of national equipment..

(k)	BNDES Capex 2011: Financing amounting to R$ 331,397 for investment plan 2010/2011 of subsidiary Ampla Energia, contract with union approved by Itaú, with funds transferred from BNDES. The Group took out 79% of the contracted amount.

(l)	BNDES Capex: 2012/2013: Financing amounting to R$ 450,171, for 2012/2013 investment plan of subsidiary Ampla Energia, contracted with union and approved by Itaú, with funds transferred from BNDES. Until September 30, 2013, subsidiary Ampla Energia had used 79% of the amount taken out.

(m)	Eletrobras: Loan raised for financial coverage of direct costs of construction of the rural electrification program, which is part of the universal access and use of electric energy program “Luz Para Todos”, of the Ministry of Mines and Energy (MME), with funds from RGR and CDE.

(n)	Eletrobras: Loan raised for financial coverage of costs of construction of the distribution and sub transmission network of the mountainous region of Rio de Janeiro, which were impacted by the heavy rains in the first quarter of 2011. Funds for this transaction originated from RGR.

(o)	Loans raised for purposes of working capital of subsidiary Ampla Energia.

(p)	Bank Credit Notes - Bank of Brazil: Loan maturing in November 2019, in the form of Agrarian Credit for the financial support of the controlled Ampla Energia use in amortization of previous debts.

20.	LOANS AND FINANCING--Continued

As mentioned in Note 11, at December 31, 2013, the subsidiary CGTF held investments in the amount of R$ 28,383 (R$ 24,521 in 2012) linked to the short-term portion of the IFC agreement. The subsidiary CGTF has also fixed assets pledged as guarantee and holds a letter of guarantee in the amount of R$ 488,358 and R$ 36,000, respectively.

In connection with the loans taken out with the Brazilian Development Bank (BNDES) and working capital operations, subsidiaries COELCE and Ampla Energia undertook to comply with the following obligations during effectiveness of the agreements, which were adequately complied with at December 31, 2013:

Banco	Financial obligations	Rate

BNDES/FINEM	Net financial debt/EBITDA (maximum)	3.50
BNDES/FINEM	Net financial debt / Net financial debt + Equity (maximum)	0.60
BNDES	Net financial debt / EBITDA (maximum)	3.50
BNDES	Net financial debt / (Equity + Net financial equity) (maximum)	0.60
Capital de giro	Net financial debt / EBITDA (maximum)	3.50
Capital de giro	EBITDA / Net financial expenses (minimum)	2.00

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

The amortization curve of the principal amounts of long-term loans and financing, without the effects of swap transactions engaged and funding costs, is as follows:

Year	12/31/2013	12/31/2012
2014	-	209,219
2015	206,578	116,167
2016	189,481	101,202
2017	233,081	101,279
2018	196,661	66,689
After 2018	280,203	68,161

Total	1,106,004	662,717

As determined in the financing agreement, subsidiary CGTF should keep swap contracts in order to protect part of the debt from exchange effects and interest rate, and to protect against the risk of changes in foreign exchange rates on loans and financing indexed to the US dollar. The swap contracts are presented in Note 22.

20.	LOANS AND FINANCING--Continued

Variation of currencies/index of debt accumulated in the year until the position at December 31, 2013 and 2012 is as follows:

Currency / Index	12/31/2013	12/31/2012

Dólar norte-americano	14.64%	8.94%
INPC	5.56%	6.20%
IPCA	5.91%	5.84%
IGP-M	5.51%	7.82%
TJLP	5.00%	5.75%
CDI	8.06%	8.40%
TR	0.19%	0.29%
Libor	0.43%	0.69%

The changes in loans and financing without the effects of funding costs are as follows:

	Local currency		Foreign currency
	Current	Non-current	Current	Non-current	Total

At December 31, 2011	587,996	725,126	50,365	137,622	1,501,109

Additions	-	124,956	-	-	124,956
Provisions for charges	98,984	-	9,139	-	108,123
Interest accrued paid	(106,056)	-	(19,061)	-	(125,117)
Monetary and exchange variation	-	1,714	2,781	12,659	17,154
Transfers	293,869	(293,869)	28,446	(28,446)	-
Swap transaction gain/losses	-	-	(781)	(2,236)	(3,017)
Amortization	(581,806)	-	(43,904)	-	(625,710)

At December 31, 2012	292,987	557,927	26,985	119,599	997,498

Additions	-	717,557	-	-	717,557
Provisions for charges	71,489	-	8,167	-	79,656
Interest accued paid	(70,384)	-	(8,550)	-	(78,934)
Monetary and exchange variation	-	636	4,951	13,288	18,875
Transfers	257,765	(257,765)	30,429	(30,429)	-
Swap transaction gain/losses	-	-	(17)	(7,357)	(7,374)
Amortization	(322,882)	-	(29,096)	-	(351,978)

At December 31, 2013	228,975	1,018,355	32,869	95,101	1,375,300

21.	DEBENTURES

		12/31/2013			12/31/2012
		Principal			Principal
Description	Companies	Charges	Current	Non-current	Charges	Current	Non-current

1st Serie 3rd Issue	COELCE	2,219	-	104,000	1,679	-	104.000
1st Serie 6th Issue	Ampla Energia	490	-	117,000	328	-	117.000
1st Serie 7th Issue	Ampla Energia	411	-	100,000	274	-	100.000
2nd Serie 2nd Issue	COELCE	-	-	-	4,175	62.214	62.214
2nd Serie 3rd Issue	COELCE	4,698	-	334,764	4,353	-	316.280
2nd Serie 5th Issue	Ampla Energia	-	-	-	459	53.519	107.038
2nd Serie 6th Issue	Ampla Energia	8,972	-	209,480	8,290	-	197.913
2nd Serie 7th Issue	Ampla Energia	10,683	-	327,093	9,872	-	309.031
(-) Cost to be amortized		-	(1,736)	(3,853)	-	(2.191)	(6.183)

Total with no effect of swap operations		27.473	(1.736)	1,188,484	29,430	113,542	1,307,293

Swap transaction gain/losses		-	(322)	(19,719)	-	310	2,758

Total debentures		27.473	(2.058)	1,168,765	29,430	113,852	1,310,051

Change in debentures:

	Current	Non-current	Total

At December 31, 2011	388,529	973,221	1,361,750

Funds raised	-	400,000	400,000
Provisions for charges	118,635	-	118,635
Interest accrued paid	(120,822)	-	(120,822)
Transfer of terms	117,245	(117,245)	-
Monetary variation	-	52,702	52,702
Repayment of principal	(360,779)	-	(360,779)
Transfer - transaction cost	(2,191)	2,191	-
Allocation of transaction cost	2,356	304	2,660
Transaction cost	-	(3,880)	(2,880)
Swap transaction gain/losses	309	2,758	3,067

At December 31, 2012	143,282	1,310,051	1,453,333

Provisions for charges	107,148	-	107,148
Interest accrued paid	(109,106)	-	(109,106)
Transfer of terms	180,520	(180,520)	-
Monetary variation	-	59,380	59,380
Repayment of principal	(296,251)	-	(296,251)
Transfer - transaction cost	(2,010)	2,010	-
Allocation of transaction cost	2,465	320	2,785
Swap transaction gain/losses	(633)	(22,476)	(23,109)

At December 31, 2013	25,415	1,168,765	1,194,180

21.	DEBENTURES--Continued

Characteristics of debenture issues:

COELCE

Characteristics	3rd Issue –1st Serie	3nd Issue –2nd Serie
Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,400 simple debentures	29,600 simple debentures
Par value	R$ 10	R$ 10
Issue date	October 15, 2011	October 15, 2011
Initial maturity	October 15, 2015	October 15, 2016
Maturity	October 15, 2016	October 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.97%pa	6.85%pa
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

3rd Issue

The third issue of debentures took place on October 15, 2011, with 40,000 (forty thousand) simple, registered, book-entry unsecured debentures, not convertible into shares, in two series, with unit value of R$ 10 as of issue date, in the total amount of R$ 400,000, placed through a public offering. The first series was issued with 10,400 (ten thousand and four hundred) debentures, without restatement, earning CDI plus 0.97% p.a., payable semi-annually and amortized in two (02) annual installments on October 15, 2015 and 2016. The second series was issued with 29,600 (twenty-nine thousand and six hundred) debentures, with restatement by the IPCA, earning 6.85% p.a., payable annually and amortized in three (03) annual installments on October 15, 2016, 2017 and 2018.

21.	DEBENTURES--Continued

Characteristics of debenture issues--Continued

Ampla Energia

Characteristics	2nd Serie -5th Issue
Convertibility	Simple debentures non-convertible into shares
Type	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates
Number of securities	13.467 simple debentures
Par value	R$ 10
Issue date	December 15, 2009
Initial maturity	December 15, 2013
Maturity	December 15, 2015
Monetary restatement	IPCA
Rescheduling	No rescheduling
Remuneration	IPCA + 8.30% p.a.
Interest payment	Annual
Repayment	Three annual installments
Repayment date	2013, 2014 and 2015

Characteristics	1st Serie -6th Issue	2nd Serie -6th Issue
Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11,700 simple debentures	18,300 simple debentures
Par value	R$ 10	R$ 10
Issue date	June 15, 2011	June 15, 2011
Initial maturity	June 15, 2015	June 15, 2016
Maturity	June 15, 2016	June 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.20% p.a.	IPCA + 7.90% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

21.	DEBENTURES--Continued

Characteristics of debenture issues--Continued

Ampla Energia--Continued

Characteristics	1st Serie - 7th Issue	2nd Serie - 7th Issue
Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,000 simple debentures	30,000 simple debentures
Par value	R$ 10	R$ 10
Issue date	June 15, 2012	June 15, 2012
Initial maturity	June 15, 2016	June 15, 2017
Maturity	June 15, 2017	June 15, 2019
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.02% p.a.	IPCA + 6.00% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2016 and 2017	2017, 2018 and 2019

5th Issue

The Extraordinary General Meeting held on October 21, 2009 approved the 5th issue of debentures, which aims to payment and/or amortization of debt falling due of subsidiary Ampla Energia. Debentures are simple, non-privileged, not convertible into shares, nominative and registered, in two series, with total amount of R$ 250.00. The second series was early redeemed on September 25, 2013, thus completing this issuance.

6th Issue

The Extraordinary General Meeting held on May 12, 2011 approved the 6th issue of debentures, which aims to payment and/or amortization of debt falling due of Ampla Energia.

21.	DEBENTURES--Continued

Characteristics of debenture issues:--Continued

Ampla Energia--Continued

7th Issue

The Extraordinary General Meeting held on April 27, 2012 approved the 7th issue of debentures, which aims to payment and/or amortization of debt falling due. The operation has swap for 100% of the tranche in CDI.

In accordance with the indenture of debentures, the subsidiaries COELCE and Ampla Energia are subject to maintaining certain financial ratios, calculated quarterly, based on its financial statements. At December 31, 2013, the subsidiaries Ampla Energia and COELCE are complying with these ratios in the evaluation of its Management.

Issue	Financial obligations	Rate
3nd issue - COELCE	Net financial debt / EBITDA (maximum)	2.50
3rd issue - COELCE	EBITDA/ Net financial debt (minimum)	2.75
5th issue -Ampla Energia	Net financial debt / EBITDA (maximum)	2.70
5th issue -Ampla Energia	EBITDA / Net financial expenses (minimum)	2.50
6th issue -Ampla Energia	Net financial debt / EBITDA (maximum)	2.70
6th issue -Ampla Energia	EBITDA / Net financial expenses (minimum)	2.50
7th issue -Ampla Energia	Net financial debt / EBITDA (maximum)	2.70
7th issue -Ampla Energia	EBITDA / Net financial expenses (minimum)	2.50

Amortization curve of long-term debentures:

	2015	2016	2017	2018	After 2018	Total
1th Serie - 3 th Issue - COELCE	52,000	52,000	-	-	-	104,000
2th Serie - 3 th Issue - COELCE	-	111,578	111,578	111,608	-	334,764
1th Serie - 6 th Issue - Ampla Energia	58,500	58,500	-	-	-	117,000
2th Serie - 6 th Issue - Ampla Energia	-	69,827	69,827	69,826	-	209,480
1th Serie - 7 th Issue - Ampla Energia	-	50,000	50,000	-	-	100,000
2nd Serie - 7th Issue - Ampla Energia	-	-	109,030	109,030	109,033	327,093
(-) Transaction costs	(1,418)	(1,190)	(858)	(387)	-	(3,853)

Total to be amortised	109,082	340,715	339,577	290,077	109,033	1,188,484

22.	FINANCIAL INSTRUMENTS AND OPERATING RISKS

General considerations

The Endesa Group has policies to mitigate financial risks and adopt operating and financial strategies to ensure liquidity, security and profitability of its assets. For this purpose, it maintains managerial systems for controlling and monitoring its financial transactions and corresponding amounts, in order to monitor the risks and rates charged by the market.

Risk factors

a)	Foreign exchange rate risk

This risk arises from the possibility of the Endesa Group to incur losses due to fluctuations in foreign exchange rates, which increase financial expenses and liability balances of loans and financing in foreign currency taken out in the market.

The following table presents the carrying amount of foreign currency liabilities that are not hedged by currency swap instruments:

	Liabilities
	12/31/2013	12/31/2012

US dollars	90,067	92,983

We set out below a sensitivity analysis chart related to the impacts on net income of the Endesa Group if the variation of the exchange rate in 2013 were equal to that expected for 2014, according to projections based on the dollar forward curve of the BM&F (Brazilian Mercantile & Futures Exchange):

		Effects
12/31/2013	Increase	On income statement	On equity

US dollars	9.27%	(8,351)	(8,351)

22.	FINANCIAL INSTRUMENTS AND OPERATING RISKS--Continued

Risk factors--Continued

b)	Interest rate risk

This risk arises from the possibility of the Endesa Group to incur losses due to fluctuations in interest rates or other debt indices, such as inflation rates, which would increase the financial expenses related to loans and financing taken out in the market. In order to minimize this risk, the Group prioritizes loans taken out at fixed rates (BNB and Eletrobras) and linked to other indices less volatile to financial market fluctuations, such as the Long-Term Interest Rate - TJLP (BNDES).

In order to avoid risks with changes in market indexes, the loans indexed to floating rate had its rates fixed through swap contracts, to hedge against the risk of rate fluctuation. The adjustment to the debit and credit of this operation is recorded in the income statement.

The table below shows the sensitivity analysis related to the impact on the Group’s net income if variations in interest rates and inflation rates for 2013 were equal to those expected for 2014, according to projections based on the forward curve of the BM&F:

		Effects
12/31/2013	Increase/reduction	On income statement	On equity

Financial liabilities
CDI	(0.80%)	(1,386)	(1,386)
Libor (6 months)	0.17%	(1)	(1)
IPCA	0.36%	469	469
IGPM	0.73%	9	9

Total		(909)	(909)

c)	Credit risk

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

d)	Lack of energy

The risk is related to an exceeding increase in demand, which may lead to losses due to increase in costs and decrease in revenue with the adoption of a new rationing program, as occurred in 2001. However, considering simulations performed, the National Operator of the Electricity System (ONS) does not expect a rationing program for the next few years

22.	FINANCIAL INSTRUMENTS AND OPERATING RISKS--Continued

Risk factors--Continued

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

The capital structure of the Endesa Group is formed by net indebtedness (loans detailed in Notes 20 and 21, deducting cash and cash equivalents and temporary cash investments detailed in Notes 5 and 6), as well as by equity of the Group.

	12/31/2013	12/31/2012

Debt	2,569,287	2,450,353
Cash and cash equivalents + Marketable securities	(1,832,528)	(1,429,955)

Net debt (a)	736,759	1,020,398
Equity (b)	7,137,960	6,945,246

Net indebtedness ratio (a/[a+b])	9%	13%

(a)	Net debt is represented by total outstanding loans, financing and debentures, including portions of current and noncurrent liabilities, net of balances of cash and cash equivalents and marketable securities. See more details in Notes 5, 6, 20 and 21.
(b)	Equity includes all capital and reserves of the Group.

Subsidiary COELCE, over the year ended December 31, 2013, engaged in interest future agreements. These were solely used for management of fixed revenue funds, in order to hedge cash securities, carry out interest rate positioning transactions and change indexes of cash securities. Strategies in future market are considered for all portfolio assets, i.e. individual results aim at contributing to the global result of fixed income portion, determined in the investment policy

22.	FINANCIAL INSTRUMENTS AND OPERATING RISKS--Continued

Risk factors--Continued

g)	Liquidity risk

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

The tables below present information on future maturities of loans, financing, debentures and related party operations in foreign currency of the Endesa Group that are being considered in the projected cash flows (including interest and principal):

	Less than one month	From one to three months	From three months to one year	From one to five years	Over five years	Total
December 31, 2013
Fixed interest loans and financing	8,873	20,451	111,342	364,722	138,188	643,576
Variable interest loans and financing	10,363	29,021	161,126	690,579	196,642	1,087,731
Debentures	-	-	96,284	1,356,495	117,689	1,570,468
Loans and financings with related parties in local currency	-	-	-	-	-	-

	19,236	49,472	368,752	2,411,796	452,519	3,301,775

December 31, 2012
Fixed interest loans and financing	6,307	14,476	86,085	362,775	124,016	593,659
Variable interest loans and financing	34,092	21,715	220,885	280,990	27,704	585,386
Debentures	-	-	225,525	1,270,146	418,153	1,913,824
Loans and financings with related parties in foreign currency	-	-	362,090	-	-	362,090

	40,399	36,191	894,585	1,913,911	569,873	3,454,959

The tables below present the amounts forecast for the next maturity of hedging instruments:

	Less than one month	From one to three months	From three months to one year	From one to five years	Over five years	Total
December 31, 2013
Currency swap			4,172	3,599		7,771
Interest rate swap			(2,365)	(5,015)		(7,380)

			1,807	(1,416)		391

December 31, 2012
Currency swap			5,085	8,647		13,732
Interest rate swap			8,206	14,364		22,570

			13,291	23,011		36,302

In order to avoid any emergency cash need, the Group uses overdraft facilities that it has taken out as a short-term cash source. We set out below the table on the final position of the 2012 and 2013 fiscal years regarding the use of this facility:

Secured account	12/31/2013	12/31/2012

Agreed	350,000	325,000

22.	FINANCIAL INSTRUMENTS AND OPERATING RISKS--Continued

Valuation of financial instruments

In order to determine the fair value of loans and financing, the Endesa Group’s management used discounted future cash flows at rates deemed as fair to carry out new operations in the market. Regarding the fair value of debentures the quotations traded on the secondary market were adopted.

Hierarchical fair value

There are three levels for the classification of fair value relating to financial instruments and hierarchical level is considered to define priority for unadjusted quoted prices in an active market for financial assets or liabilities. The classification of hierarchical levels may be presented as outlined below:

„	Level 1 - Data from an active market (unadjusted quoted price) allowing daily access including on the date of fair value measurement.

„	Level 2 - Data different from that from the active market (unadjusted quoted price) included in Level 1, extracted from the pricing model based on observable market data.

„	Level 3 - Data from a pricing model based on unobservable market data.

			12/31/2013		12/31/2012

	Category	Level	Book value	Fair value	Book value	Fair value

Assets
Cash and cash equivalents	Fair value through P&L	2	1,096,850	1,096,850	814,805	814,805
Marketable securities	Fair value through P&L	2	735,678	735,678	615,150	615,150
Guarantees and restricted deposits	Loans and receivables	2	116,993	116,993	115,153	115,153
Trade accounts receivable	Loans and receivables	2	1,179,537	1,263,657	1,246,412	1,246,412
Indemnification assets (Concession)	Available for sale	3	2,014,096	2,014,096	1,638,619	1,638,619
Liabilities
Loans and financing in local currency	Loans and receivables	2	1,247,137	1,233,193	850,436	849,629
Debentures in local currency	Loans and receivables	2	1,214,221	1,214,221	1,450,265	1,405,416
Loans and financing in foreign currency	Loans and receivables	2	120,425	135,132	131,665	149,805
Derivative financial instruments	Loans and receivables	2	(12.496)	(12.496)	17,987	17,987
Trade accounts payable	Loans and receivables	2	993,907	1,166,391	795,833	795,833

The change in the balance of the financial asset classified as Level 3 observed in the years ended December 31, 2013 and 2012 is shown in Note 16.

22.	FINANCIAL INSTRUMENTS AND OPERATING RISKS--Continued

Valuation of financial instruments--Continued

Hierarchical fair value--Continued

The estimated market value of swap transactions was prepared based on the discounted present value of future cash flows (DPV) model, discounted at market rates presented by the BM&F as of December 31, 2013.

At December 31, 2013 and 2012, the Group had swap operations, as shown below:

COELCE

				Reference values
Counterparty	Agreement date	Maturity date	Position	12/31/2013	12/31/2012

HSBC Bank Brasil S.A.	11/8/2012	10/17/2016	CDI + 0.97% p.a 9.43%p	(6,548)	637

		Fair value		Accumulated effect up to 12/31/2013		Accumulated effect up to 12/31/2012

Counterparty	Description	12/31/2013	12/31/2012	Receivables/ Received	Payables/ Paid	Receivables/ Received	Payables/ Paid

HSBC Bank Brasil S.A.	(+) Assets	103,870	108,167	-	-	-	-
	(-) Liabilities	97,322	108,804	-	-	-	-
	(=) Adjustment	6,548	(637)	6,548	-	-	(637)

Ampla Energia

				Reference values
				Local currency
Counterparty	Agreement date	Maturity date	Position	12/31/2013	12/21/2012
HSBC Bank Brasil S.A.	09/03/2012	6/16/2017	CDI + 1.02% p.a. 10.05% p.a.	(7,224)	1,891

HSBC Bank Brasil S.A.	11/18/2012	06/16/2016	CDI + 1.20% p.a. 9.59% p.a.	(6,125)	540

				Accumulated effect up to 12/31/2013		Accumulated effect up to 12/31/2012

		Fair value		Receivables/	Payables/	Receivables/	Payables
Counterparty	Description	12/31/2013	12/31/2012	Received	Paid	Received	Paid

	Swap agreements:
HSBC Bank Brasil S.A.	(+) Assets	98,994	103,991	-	-	-	-
	(-) Liabilities	91,770	105,882	-	-	-	-

	(=) Adjustment	7,224	(1,891)	7,224	-	-	(1,891)

HSBC Bank Brasil S.A.	(+) Assets	115,201	121,243	-	-	-	-
	(-) Liabilities	109,076	121,784	-	-	-	-

	(=) Adjustment	6,125	(541)	6,125	-	-	(541)

22.	FINANCIAL INSTRUMENTS AND OPERATING RISKS--Continued

Hierarchical	fair value--Continued

CGTF

				Reference values

				Foreign currency		Local currency

Counterparty	Agreement date	Maturity date	Position	12/31/2013	12/31/2012	12/31/2013	12/21/2012

Banco Santander Brasil S.A.	06/15/2006	12/15/2015	Libor 5.4% (a/360) a.a	5,961	8,647	13,965	17,670

Banco Citibank	03/20/2007	12/15/2015	Libor + 2.25% IGPM + 9.77%.	6,807	9,874	15,946	20,177

				12,768	18,521	29,911	37,847

				Accumulated effect up to 12/31/2013		Accumulated effect up to 12/31/2012

		Fair value		Receivables/	Payables/	Receivables/	Payables/
Counterparty	Description	12/31/2013	12/31/2012	Received	Paid	Received	Paid

	Swap agreements:
Banco Santander Brasil S.A.	(+) Assets	14,036	17,835	-	-	-	-
	(-) Liabilities	14,909	19,378	-	-	-	-

	(=) Adjustment	(873)	(1,543)	-	(873)	-	(1,543)
Banco Citibank	(+) Assets	16,322	20,846	-	-	-	-
	(-) Liabilities	22,994	34,222	-	-	-	-

	(=) Adjustment	(6,672)	(13,376)	-	(6,672)	-	(13,376)
		(7,545)	(14,919)	-	(7,545)	-	(14,919)

23.	TAXES PAYABLE

	12/31/2013	12/31/2012

Value-Added Tax - ICMS	72,540	80,383
Income tax and social contribution	112,558	57,639
Services Tax - ISS	3,268	3,178
Social Integration Program - PIS	8,260	10,264
Social investment program - COFINS	36,146	44,826
PIS/COFINS/IRRF/CSRF (Withheld at source	1,852	2,045
Social contributions	6,160	6,280
Other taxes and contributions	10,509	11,032

Total	251,293	215,647

24.	REGULATORY CHARGES

	12/31/2013	12/31/2012

Fuel consumption bill (CCC)	-	10,389
Energy development account (CDE)	2,945	14,338
Global reversion reserve (RGR) and others	11,475	38,596
Reserve energy charges (EER)	-	1,999
Financial offset for use of water resources (CFURH)	2,507	3,836
Ex-isolated charges	57	3,028
Inspection fee	2,067	2,066
Emergency charges	2,467	2,465

Total	21,518	76,717

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

25.	RESEARCH, DEVELOPMENT AND ENERGY EFFICIENCY PROGRAMS

	12/31/2013		12/31/2012

	Current	Non-current	Current	Non-current

Electricity Efficiency Program (PEE)	36,058	48,342	42,475	18,321
Research & Development Program (P&D)	58,756	27,044	57,976	13,970
Brazilian National Fund for Scientific and Technological Development (FNDCT)	559	-	820	-
Energy Research Company (EPE)	(55)	-	-	-
Ministry of Mines and Energy (MME)	(80)	-	39	-

Total	95,238	75,386	101,310	32,291

Under Law No. 9,991 of July 24, 2000, concessionaires and permittees of public electric energy distribution services must allocate each year, one percent (1%) of their net operating revenue to Research, Development and Energy Efficiency Program, distributed according to the percentages determined by ANEEL.

ANEEL Decision No. 504, of August 14, 2012, and No. 556, of July 2, 2013, approves the Manual of the Research and Development Program and the Procedures of the Energetic Efficiency Program (PROPEE), which determine the guidelines and rules for preparation of R&D and Property Plant and Equipment projects, respectively. The main changes of this new manual and procedure are: Approval of PROPEE, containing the procedures for preparation, forwarding, initial and final evaluation and completion of the respective projects; the possibility of submission of projects at any time of the year, making the process continuous; the submission, through the Management System, of final, measurement and monitoring, and financial accounting audit reports; the emphasis on the financial evaluation of projects, thus increasing the responsibility of the concessionaire on using of the investment.

The subsidiaries COELCE, Ampla Energia, CGTF and CDSA account for expenditures relating to the Research, Development and Energy Efficiency Program on the accrual basis, also amounts are restated by Selic rate through to effective realization.

26. INSTALLMENT TAX PROGRAM

		REFIS IV	REFIS	REFIS		Auto		REFIS
	PAES	Federal	ICMS	INSS	REFERJ	IRPJ/CSLL	ICMS	IR	Total

Balances at December 31, 2011	15,148	21,180	6,304	12,657	2,279	8,422	30,191	15,480	111,661

(-) Payments	(4,507)	(3,649)	(4,712)	(6,676)	(664)	(4,157)	(16,086)	(7,290)	(47,741)
(+) Update	1,183	1,265	1,002	264	102	598	1,980	371	6,765

Balances at December 31, 2012	11,824	18,796	2,594	6,245	1,717	4,863	16,085	8,561	70,685

Current	4,730	1,588	2,594	6,245	711	3,504	16,085	5,335	40,792
Non-current	7,094	17,208	-	-	1,006	1,359	-	3,226	29,893

		REFIS IV	REFIS	REFIS		Auto		REFIS
	PAES	Federal	ICMS	INSS	REFERJ	IRPJ/CSLL	ICMS	IR	Total

Balances at December 31, 2011	11,824	18,796	2,594	6,245	1,717	4,863	16,085	8,561	70,685

(+) Additions	-	-	4,237	-	-	-	-	-	4,237
(-) Payments	(4,786)	(2,799)	(3,441)	(6,890)	(752)	(4,750)	(17,014)	(6,320)	(46,752)
(+) Update	756	1,802	424	1,134	163	101	929	129	5,438

Balances at December 31, 2012	7,794	17,799	3,814	489	1,128	214	-	2,370	33,608

Current	5,196	1,643	3,814	489	752	214	-	2,370	14,478

Non-current	2,598	16,156	-	-	376	-	-	-	19,130

27.	RELATED PARTIES

The Endesa Group carry out operations with related parties that belong to the same economic group, and the balances, nature and total of transactions and effects on the consolidated financial statements are as follows:

			12/31/2013					12/31/2012
Companies	Ref,	Type of transaction	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses	Intangible assets l	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses	Intangible assets l

Enersis S,A,	(a)	Other	-	-	-	-	-	235	2	99	-	-
Fundação COELCE de	(b,1) e	Pension plan			84,506	(7,406)	606			64,849	(5,684)	574
Seguridade Social – FAELCE	(b,2)	Acknowledgment of debt	-	12,824	-	-	-	-	12,098	6,049		-
Fundação Brasiletros	(b,3)	Pension plan	-	-	393,339	(46,715)	-	-	-	480,896	(50,069)	-
CEMSA - Comercializadora del Mercosulr S,A,	(c)	Energy transportation	86,541	-	87,737	24,675	-	86,539	-	87,757	9,824	-
Endesa Costanera S,A,	(c)	Energy transportation	33,285	-	33,267	9,072	-	33,701	-	33,720	3,336	-
Enel Energy Europe	(e)	Services rendered	-	3,382	-	(3,208)	-	-	-	-	-	-
Enel Ingegneria e Innovazione	(f)	Services rendered	-	1,789	-	(1,789)	-	-	-	-	-	-
Enel Green Power Desenvolvimento Ltda		Services rendered	-	1,597	-	-	-	-	-	-	-	-
ICT - Serviciós Informáticos Ltda,	(d)	Services rendered	-	8,806	-	(2,494)	-	-	6,304	-	(3,414)	-

			119,826	28,398	598,849	(27,865)	606	120,475	18,404	673,370	(46,007)	574

(-) Pension plan			-	(12,824)	(477,845)	-	-	-	(12,098)	(551,794)	-	-

Total related parties			119,826	15,574	121,004	(27,865)	606	120,475	6,306	121,576	(46,007)	574

27.	RELATED PARTIES--Continued

The main conditions related to transactions between related parties are described below:

a)	Enersis Agência

Subsidiary Ampla Energia has no accounts payable to Enersis at December 31, 2013 (R$ 99 in 2012).

b)	Private pension obligations

b.1)	Debt Agreement - FAELCE

Subsidiary COELCE sponsors the pension fund administered by Fundação COELCE de Seguridade Social - FAELCE.
On June 30, 1999, the subsidiary COELCE entered into a contract for consolidation of debts in the amount of R$ 46,600, corresponding to the debt balances of the commitment records entered into on December 31, 1992, in May 23, 1996 and January 31, 1997.

On June 30, 2007, a third amendment was entered into with the updated debt amount of R$ 62,200, according to Resolution CGPC No. 17/96 of the Ministry of Social Security, with a deadline for total payment of 14 successive semiannual installments, starting on December 31, 2007 and ending on June 30, 2014. Until December 31, 2012, subsidiary COELCE paid nine installments, with a remaining debt balance of R$ 12,824 (R$ 18,147 until December 31, 2012).

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

The total expenditure in 2013 was R$ 8,012 (R$ 6,258 in 2012), comprising R$ 7,406 (R$ 5,684 in 2012) as operating expense of subsidiary COELCE and R$ 606 (R$ 574 in 2012) capitalized to intangible assets.

The balance as of December 31, 2013 was R$ 84,506 (R$ 64,849 in 2012), which represents the amount of contribution of subsidiary COELCE (sponsor) to pension plans, see Note 31.

27.	RELATED PARTIES--Continued

b)	Private pension obligations--Continued

b.3)	Fundação Ampla de Seguridade Social - BRASILETROS

Subsidiary Ampla Energia, as the sponsor of Fundação Ampla de Seguridade Social - BRASILETROS, performs monthly transfers for the maintenance of that entity and financial contributions to the actuarial reserve of the private pension plans of employees of the subsidiary classified as PCA (Supplementary Private Pension Plan) and PACV (Private Pension Plan with Variable Contribution).

As a guarantee for the operation, subsidiary Ampla Energia offers the credit rights that it has or comes to have, represented by the collection of electricity bills, until the amount of debt due, also collection of amounts from the payment of credit rights will be made through authorized banking network, transferring funds to the bank account indicated by Brasiletros. The total expenditure for the year ended December 31, 2013 was R$ 46,715 (R$ 50,069 in 2012).

c)	CEMSA - Comercializadora del Mercosur S.A. and Endesa Costanera S.A.

The accounts payable with CEMSA and Costanera in the amounts of R$ 121,005 as at December 31, 2013 (R$ 121,477 in 2012) are due to the purchase of electricity for resale in the Brazilian market held in previous years. The balances are financially updated on a monthly basis, incurring also the currency fluctuations, as the contract was settled on US dollars.

d)	ICT – Serviciós Informáticos Ltda.

The Company has a contract with ICT referring to professional advisory services and IT management.

This agreement totaled R$ 2,494 as services cost the year twelve-month period ended December 31, 2013 (R$ 3,414 at December 31, 2012), and the corresponding liability of R$ 8,806 at December 31, 2013 (R$ 6,304 at December 31, 2012).

e)	Enel Energy

The Company has a contract with Enel Energy referring to software licensing, implementation and maintenance services.

This contract totaled R$ 28 in service cost for the twelve-month period ended December 31, 2013, corresponding to a liability of R$ 41 at December 31, 2013.

Endesa Group totaled R$ 3,208 in service cost for the twelve-month period ended December 31, 2013, corresponding to a liability of R$ 3.382 at December 31, 2013.

f)	Enel Ingegneria e Innovazione

The Company has a contract with Enel Ingegneria e Innovazzione, referring to the performance of technological innovation, and R&D projects.

This contract totaled R$ 1,789 service cost for the twelve-month period ended December 31, 2013, corresponding to a liability of R$ 1,789 at December 31, 2013.

27.	RELATED PARTIES--Continued

Management Compensation

The Group’s compensation paid to the key personnel for the year ended December 31, 2013 totaled R$ 10,397 (R$ 12,217 in 2012), which are short-term benefits. Management compensation paid by the Company and its subsidiaries in 2013 aggregated are R$ 34,411 (R$ 31,745 in 2012).

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

Management believes that all provisions set up are sufficient to cover any losses from the proceedings pending trial. Based on the opinion of legal counsel, a provision was set up for all legal proceedings of which the chances of loss were estimated as probable for the Group.

Provisions for probable contingent liabilities

Below is a statement showing the changes in provisions for contingencies for the years ended December 31, 2013 and 2012:

Description	12/31/2011	Additions/ reversals	Monetary restatement	Payment	Transfers	12/31/2012

Labor (a)	173,664	4,759	12,423	(9,893)	-	180,953
Civil (b)	382,374	32,868	45,695	(74,536)	(101,851)	284,550
Tax (c)	77,039	1,771	9,917	(20,135)	-	68,592
Environmental (d)	3,000	-	-	-	-	3,000

Total	636,077	39,398	68,035	(104,564)	(101,851)	537,095

Description	12/31/2012	Additions	Monetary restatement	Payment	12/31/2013

Labor (a)	180,953	4,545	12,624	(12,513)	185,609
Civil (b)	284,550	45,119	48,827	(68,144)	310,352
Tax (c)	68,592	(1,562)	3,614	(1,406)	69,238
Environmental (d)	3,000	-	-	-	3,000

Total	537,095	48,102	65,065	(82,063)	568,199

a)	Labor risks

They refer to various labor suits claiming, among others, indemnification for pain and suffering, reinstatement to work, overtime pay, risk exposure additional, severance pay and salary pay differences. In addition, there are suits relating to employees of subcontractors who claim employment relationship with the subsidiaries and equalization with rights of employees of such subsidiaries.

28.	Provision for tax, civil and labor risks--Continued

Provisions for probable contingent liabilities--Continued

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

Over the 2012 fiscal year, the pending lawsuit in which subsidiary Ampla Energia was a party to against Enertrade was settled on a final and unappealable basis, which resulted in the full reversal of the provisions recognized, thus impacting the Company’s consolidated result by R$ 101,851.

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

Subsidiary Investluz filed an appeal and awaits a decision at the second administrative level. Given the facts and the administrative case law, Investluz recognized a provision for the portion of the violation notices considered as involving probable loss (PIS and COFINS on interest on equity received after the effective date of Laws No. 10,637/2002 and No. 10,833/2003, respectively). The amount of the provision recognized as at December 31, 2013 corresponds to R$ 18,409 for COFINS and R$ 8,204 for PIS.

The remaining portion of the violation notices considered as involving possible loss corresponds to R$ 18,479 for COFINS and R$ 2,614 for PIS (financial income earned during the period of effect of Law No. 9,718/98 and after the effective date of Decree 5,164/2004).

28.	Provision for tax, civil and labor risks--Continued

Provisions for probable contingent liabilities--Continued

c)	Tax risks--Continued

Subsidiary COELCE

Subsidiary COELCE concluded the payment of a COFINS installment payment to the IRS in 2000; however the installment payment was originally in 80 installments and the subsidiary made overpayment of six installments. Considering this overpayment, subsidiary COELCE offset this alleged credit against COFINS liabilities. Analysis of the case evidenced that there was a correction of the amount originally stated in the application for tax offset, thus the total amount paid by COELCE (in the 86 installments) corresponded to the rectified debt. Accordingly, IRS understood that the offset made did not apply. The administrative proceeding is still pending trial, in which subsidiary COELCE is basically alleging lack of knowledge of rectification of the declared amount and statute barring of the excess amount resulting from the rectification. However, in view of the facts, subsidiary COELCE considered that it should change the chances of loss to probable and recognize a provision. At December 31, 2013 the amount involved is R$ 2,562.

Subsidiary Ampla Energia

ICMS - Underpayment

The State of Rio de Janeiro filed a tax foreclosure proceeding to collect tax debit due to alleged tax underpayment for the period from February 1999 to September/2000, in the updated amount at December 31, 2013 of R$ 10,154 (R$ 9,241 in 2012). Ampla Energia filed a defense (motion to stay execution) and awaits lower trial court’s judgment.

Subsidiary Ampla Energia--Continued

ICMS – Credit arising from acquisition of fixed assets

The subsidiary was issued a violation notice levied by the Government to collect debts related to the period from December 1996 to November 1998 and November 1998 to March 1999, on the grounds that the assets acquired as fixed assets were not related to the subsidiary’s end activity. After diligence carried out in 2012, Management decided to recognize a provision equal to 40% and 20% of the tax notice, that is, in the updated amount of R$ 5,744 (total notice amount of R$ 14,361) and of R$ 371 (total notice amount of R$ 1,857) at December 31, 2013. See additional information related to this claim on section of provision for possible contingent liabilities.

Subsidiary CDSA

Offset of CSLL and IRPJ debits

In 2005, CDSA offset CSLL and IRPJ debits due to annual adjustment for 2000. According to the IRS, the credit right is not sufficient to pay the due amount, since CDSA has failed to accurately calculate interest on the payment made in 2001 and to include interest and fines in the offset carried out in 2005.

In its defense, CDSA alleged that its credit is sufficient. However, in view of formal errors in the offset procedure, CDSA opted for recognizing a provision in the updated amount of R$ 2,660.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Provisions for probable contingent liabilities--Continued

c)	Tax risks--Continued

Subsidiary CDSA--Continued

Offset of CSLL and IRPJ debits--Continued

CDSA filed an objection at first administrative level, which was denied on November 30, 2011. After this decision, it filed a Voluntary Appeal, which, on October 4, 2012 was held against CDSA. On April 30, 2013, CDSA presented amendment of judgment, which was declined. On November 22, 2013, the reports were forwarded to Brazil’s IRS Regional Office in Goiânia for review.

d)	Environmental Contingencies

The provision made in the amount of R$ 3,000 refers to the environmental lawsuit filed in 2001 by the Goiás State Office of the Public Prosecutor against CDSA, pending trial in the judicial district of Cachoeira Dourada, for alleged damages caused by the installation of the dam where the hydroelectric Power plant of Cachoeira Dourada was built.

Lower trial court’s judgment was rendered in favor of CDSA, which was reversed by the Appellate Court, determining conduction of an expert inspection to determine any possible damages. CDSA filed a special appeal against the judgment.

Legal advisors, conservatively, recommended recognizing a provision, in view of the case nature and taking into account professional experience in similar cases involving environmental damage with resolution negotiated with the Office of the Public Prosecutor.

Contingencies involving possible loss

There are proceedings against the Endesa Group of tax, civil and labor nature, for which a provision has not been recognized, since they involve risk of loss classified by management and its legal counsel as possible, which total approximately R$ 8,603,000 at December 31, 2013 (R$ 7,440,000 in 2012).

a)	Labor risks

The main labor cases are related to overtime payment, job reinstatement, secondary and joint liability, salary differences, severance pay, indemnification for pain and suffering and material damage, accidents at work, etc.

28.	Provision for tax, civil and labor risks--Continued

b)	Civil risks

The legal position of subsidiaries includes civil lawsuits mostly claiming from defendant indemnification for pain and suffering and material damages.

Subsidiary CIEN

Tractebel Energia S.A. (“Tractebel”)

Tractebel filed an ordinary action claiming alleged noncompliance, by CIEN, of the “Sale Agreement of 300MW of Firm Power and Associated Energy from Argentina” executed on October 20, 1999, by and between CIEN and Centrais Geradoras do Sul do Brasil S.A. (Gerasul), and Tractebel is its successor. According to this action, Tractebel requests that CIEN be condemned to pay the termination fine in the estimated amount of R$ 117,667, in addition to penalties alleged applicable for non-availability of “firm power and associated energy”, which amounts would be calculated at the stage of liquidation of the award and cannot be currently estimated. Also according to this action, Tractebel ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Tractebel itself, from any regulatory penalties, since they have recognized that the crisis in Argentina was a factor alien to CIEN’s willingness and beyond its control. CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations. After successive statements made by the parties, the lawsuit was forwarded to be reviewed by the judge. We wait the start of the stage of production of evidence.

Furnas – Centrais Elétricas S.A. (“Furnas”)

Furnas filed an ordinary action claiming alleged noncompliance by CIEN of the “Agreement for Firm Power with Associated Energy”, executed on May 5, 1998, to acquire 700 MW from Argentina. According to the action, Furnas requests that CIEN be condemned to pay the termination fine in the estimated amount of R$ 520,801 and refunds and penalties which amounts would be calculated in the stage of liquidation of the award and these cannot be currently determined. Also, according to the action, Furnas ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Furnas itself, from any regulatory penalties, since they have recognized that the crisis in Argentina was a factor alien to CIEN’s willingness and beyond its control. CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations. After successive statements made by the parties and production of relevant evidence, we await trial.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

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

Nevertheless, the Ceará State Treasury Office issued four violation notices for 1995, 1996, 1997 and 1998 (period during which the mentioned agreement was in force) to collect unpaid ICMS debits, in the updated amount of R$ 18,555. Subsidiary COELCE filed an appeal (motion for clarification) to the Tax Appeals Council, against the judgment that partially held the violation notices valid, determining the payment of due ICMS at the nominal values, excluding any penalties and interest in arrears. On July 9, 2012 the appeal was denied, but it was ordered that the records be taken for the procedural remedy of applying the payments made up to that moment and for subsidiary COELCE to be notified to pay any existing residual amount.

ICMS - Master records of exempt, immune and non-taxable consumers

The Ceará State Finance Office issued a violation notice on December 29, 2004, in the updated amount of R$ 12,634, in order to claim ICMS debits from errors in master records of consumers who are tax exempt and tax immune (commercial, industrial, street lighting and public service classes) for the period April to August 1999. Subsidiary COELCE challenged the notice and awaits first administrative level decision.

On February 16, 2007, a violation notice was issued related to the same subject matter, in the updated amount of R$ 4,371, for 2002, which is pending first administrative level decision.

ICMS - Credit from acquisition of fixed assets

The Ceará State Finance Office issued a violation notice to collect ICMS debits for 2003 and 2004, in the updated amount of R$ 4,196 for overtaking of ICMS credits arising from the acquisition of fixed assets. Subsidiary COELCE challenged the notice, but a first administrative level ruling was handed down considering the notice valid on November 5, 2008. Subsidiary filed an appeal and awaits an administrative decision at second level.

Additionally, in 2011 and 2012 subsidiary COELCE received a violation notices for the 2006 and 2007 fiscal years, respectively, in the updated amount of R$ 21,100. On July 19, 2011 COELCE filed its defense for the 2006 fiscal year and awaits a decision at first administrative level. The subsidiary will file a defense for the 2007 fiscal year on January 24, 2013 and awaits judgment.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ICMS - Transfer of credits

On August 1, 2005, the State Finance Office filed a tax foreclosure proceeding to collect ICMS debits relating to credit transfer operations occurred in 1999 and 2000 in the updated amount of R$ 1,719. On March 9, 2007 judgment was rendered in favor of the subsidiary. The State Finance Office filed an appeal, which is pending trial.

On May 6, 2005, subsidiary COELCE filed an action for annulment of ICMS debits relating to the operation of credit transfer occurred in 2001, totaling the amount of R$ 2,044. It awaits a lower trial court’s judgment.

ICMS - Cancellation of invoices

On November 29, 2006, subsidiary COELCE was issued a violation notice in the updated amount of R$ 24,838, due to the cancellation of previously issued invoices with errors without proof that the operations were previously taxed. The notice was upheld at the 1st administrative level, thus it filed an appeal, which is pending trial.

On February 16, 2007, subsidiary COELCE was issued a violation notice in the updated amount of R$ 29,608 related to the same subject matter as to 2002. The notice was upheld at the first administrative level, thus the subsidiary filed an appeal, which is pending trial.

On February 18, 2013, subsidiary COELCE was issued a violation notice in the updated amount of R$ 18,889 related to the same subject matter as to 2008. The notice was upheld at the first administrative level, thus the subsidiary filed an appeal, which is pending trial.

On February 18, 2013, the subsidiary COELCE received another tax notice in the updated amount of R$ 18,989 for the year 2008. The subsidiary COELCE will present defense.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ISS - Municipality of Fortaleza

On August 8, 2007, subsidiary COELCE filed an action for annulment of ISS debits on: (i) provision of accessory services essential for power supply, (ii) chattel lease services and (iii) lack of withholding of ISS at source, for the period from July 1998 to January 2000, totaling R$ 5,061. The subsidiary awaits lower trial court’s judgment.

Although the subsidiary has filed an annulment action, on October 10, 2007 the municipality of Fortaleza filed two tax foreclosure proceedings for the collection of the referred to tax debits, for which subsidiary COELCE filed a defense (motion to dismiss the execution) and awaits lower trial court’s judgment.

On July 19, 2007, subsidiary COELCE was issued a violation notice in the updated amount of R$ 1,453, related to the same subject matter. It filed an objection and, following the unfavorable judgment, a voluntary appeal. It awaits the appellate court’s judgment.

The municipality of Fortaleza filed three tax foreclosure proceedings, which total R$ 26,281 to collect ISS debits on the provision of accessory services indispensable for energy supply. Subsidiary COELCE awaits appellate court decision in the two cases. In 2012 a judgment was rendered to one of the tax foreclosures, denying the appeal filed by the Tax Authority and, accordingly, the latter filed a Special Appeal to the Superior Court of Justice, which awaits trial.

ISS - Municipality of Fortaleza--Continued

On July 19, 2007, subsidiary COELCE was issued a violation notice in the updated amount of R$ 3,104, related to services provided in other municipalities, which tax was paid in the respective location it was provided. Subsidiary COELCE filed an objection and, following an unfavorable judgment, a voluntary appeal. An expert evidence was produced and awaits the second administrative level decision

On May 7, 2010, subsidiary COELCE was issued a violation notice in the updated amount of R$ 1,127 related to 2007. It filed an administrative defense and awaits a first administrative level decision.

Subsidiary COELCE was issued four violation notices on September 26, 2012 in the updated amount of R$ 9,871 related to 2008. It filed an administrative defense and awaits the first administrative level decision.

ISS - Municipality of Iguatu

The municipality of Iguatu filed a tax foreclosure proceeding, in the updated amount of R$ 2,852, for ISS debits for the period 2004 to 2008, charged due to existence of differences between the tax returns filed by subsidiary COELCE. COELCE filed a motion to stay execution, which awaits trial.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ICMS - Credit reversal - low income consumers

The municipality of Fortaleza issued a violation notice on October 2, 2009, in the updated amount of R$ 24,345, to collect ICMS in 2005 due to insufficient reversal of ICMS credits for non-taxable sales to consumers classified as “low income”. Subsidiary COELCE filed a defense. An unfavorable administrative decision was rendered and on October 7, 2010 subsidiary COELCE filed an appeal. On June 27, 2011 a second administrative level decision was rendered which upheld the first level decision, which considered the violation notice valid. Subsidiary COELCE filed a Special Appeal. On July 11, 2012, subsidiary COELCE was handed down an unfavorable decision, denying the provision of special appeal because COELCE presented an injunction for anticipation of the guarantee in order to obtain a Certificate Attesting to Regular Payment of Tax Debts. The injunction was granted on August 28, 2012. On September 13, 2012, the state of Ceará requested for amendment of judgment. Subsidiary COELCE presented an answer to this and awaits decision.

Additionally, on June 17, 2011, subsidiary COELCE was issued a violation notice in relation to 2006, in the updated amount of R$ 20,020. On July 19, 2011, it filed a defense, which judgment was unfavorable to COELCE. On May 25, 2012, COELCE presented a voluntary appeal, which was denied. Subsidiary COELCE was summoned about the decision and, consequently, presented a provisional measure for anticipation of guarantee in order to obtain Certificate Attesting to Regular Payment of Tax Debts, which awaits decision.

On December 21, 2012, subsidiary COELCE was issued a violation notice related to the same subject matter, for the 2007 fiscal year, in the updated amount of R$ 22,259. It will file a defense at the first administrative level on January 24, 2013 and awaits trial.

On December 18, 2012, subsidiary COELCE was issued a violation notice related to the same subject matter, for the 2008 fiscal year, in the updated amount of R$ 12,92The subsidiary COELCE presented a defense in first instance on January 24, 2013 and is awaiting decision.

PIS/IRPJ - Violation Notices

These are two violation notices for the collection of PIS and IRPJ for the first, second and third quarters of 1998 due to lack of payment detected by the internal audit of the Brazilian Finance Office, in reviewing tax returns filed. Subsidiary COELCE filed a defense, which was rendered partially valid. On October 16, 2008, subsidiary COELCE filed an appeal. On June 28, 2012, it was notified of the judgment related to the collection of PIS that held the appeal valid and settled the collection. The subsidiary awaits the trial of the appeal related to the violation notice for IRPJ. The updated amount involved is R$ 1,925.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

CSLL/IRPJ - Tax foreclosure proceeding

On January 19, 2009, the Federal Government filed a tax foreclosure proceeding to collect CSLL and IRPJ debits. On April 15, 2009, COELCE filed a motion to stay execution. On June 2, 2011, a ruling was handed down partially upholding it, and declaring terminated the proceedings for two Certificates of Overdue Tax Liability (CDA), with no resolution on the merits, but keeping the collection of one CDA. The Federal Government filed an appeal, as well as the subsidiary (motion for clarification) which were not accepted, and an appeal was filed on November 14, 2012. On February 27, 2013, a favorable decision was handed down to COELCE, determining that the Federal Government must issue a Certificate Attesting to Regular Payment of Tax Debts, and suspend the debt record in CADIN.

Subsequently, the Federal Government shall present a position on the appeal presented by COELCE. The second level decision was favorable for the appeal of the Federal Government, however exclusively to annul the sentence and determine the return of the order to the first level, where it should await final judgment. The restated amount is R$ 18,481.

ICMS in certain operations

On June 17, 2011 COELCE was issued a violation notice claiming ICMS debits from operations in the “COELCE Plus” modality without issue of fiscal documentation in 2006. The subsidiary filed its defense on July 19, 2011and on July 10, 2012 it was notified of the judgment that held the violation notice valid. On August 16, 2012 the subsidiary filed an appeal and awaits the second administrative level decision. The updated amount is R$ 1,720.

On May 30, 2012, the subsidiary COELCE was issued a violation notice related to the same subject matter for the 2007 fiscal year. The subsidiary filed its defense on June 29, 2012 and awaits first administrative level’s decision. The updated amount is R$ 5,738.

On August 1, 2012, subsidiary COELCE was issued a violation notice related to the same subject matter, in connection with the operation carried out in April 2007. The defense was filed on August 31, 2012 and the subsidiary awaits first administrative level’s decision. The updated amount is R$ 384.

Additionally, on October 1, 2012, subsidiary COELCE was issued a violation notice for the 2008 fiscal year, in the updated amount of R$ 4,672. The defense was filed and awaits first administrative level’s decision.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary COELCE--Continued

ICMS - Energy acquired for own consumption

On June 17, 2011, subsidiary COELCE was issued notice of violation claiming ICMS debits related to electricity consumed by COELCE in 2006. The subsidiary filed its defense on July 19, 2011 and awaits a first administrative level decision. On October 10, 2011, a decision was rendered upholding the notice of violation. The judgment was held valid at the second administrative level and the subsidiary waits to be notified to proceed with its defense. The updated amount is R$ 1,443.

On August 1, 2012, the subsidiary COELCE was issued a violation notice related to the same subject matter, related to 2007 fiscal year. On August 31, 2012, the subsidiary filed its defense and awaits first administrative level’s decision. Unfavorable lower court decision. Subsidiary COELCE will file an appeal. The updated amount is R$ 2,362.

On December 18, 2013, subsidiary COELCE received a tax delinquency notice for year 2008. Subsidiary COELCE will present defense. The updated amount is R$ 2,651.

ICMS - Difference between recorded carrying amounts and the related amounts per the tax returns

On June 17, 2011, subsidiary COELCE was issued notice of violation claiming ICMS debits relating to alleged differences between the recorded carrying amounts and the related amounts reported in the tax returns. The subsidiary filed its defense on July 19, 2011, but the violation notice was held invalid at first administrative level. The subsidiary filed a Voluntary Appeal and awaits a decision at the 2nd administrative level. The updated amount is R$ 1,926. On December 18, 2013, COELCE received a tax delinquency notice referring to year 2008. COELCE will present defense. The restated amount is R$ 5,133.

COFINS - Action for annulment

On September 17, 2009, the subsidiary filed an Action for annulment to suspend the payment of credit collected by the Tax Authority as COFINS, since it understands that such credits are settled due to offset, and the right to collect it would be barred by preemption. At a lower trial court’s judgment, the suspensive effect was granted. The updated amount is R$ 1,026.

In addition to the aforementioned lawsuits, subsidiary COELCE is also a party to other minor lawsuits, which involve CSLL, PIS, COFINS, ICMS, IPTU and ISS, in the total amount of R$ 7,019.

Income tax (IR) – Differences between income tax returns

COELCE was served notice for formal errors on completion of income tax returns. After an unfavorable lower court decision, COELCE filed appeal and awaits judgment. The rested value at December 31, 2013 is R$ 5,782.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia

Withholding income tax - Fixed Rate Notes (FRN) issue

On July 1, 2005, the Brazilian IRS issued a notice of violation against Ampla Energia for considering that subsidiary Ampla Energia was not entitled to the tax benefit of reducing to zero the rate of withholding income tax- IRRF levied on interest and other earnings remitted abroad, as a result of Fixed Rate Notes (FRN) issued by the subsidiary in 1998. A second administrative level decision in favor of subsidiary Ampla was rendered not upholding the notice of violation. In January 2010, Ampla Energia was notified of the decision and the Special Appeal filed by IRS, which is pending trial. On December 21, 2012, subsidiary Ampla Energia was notified of the decision by the Higher Board of Tax Appeals that held the violation notice valid. On December 28, 2012 were presented an appeal. The appeals filed by Ampla Energia were not accepted. Consequently, Ampla Energia presented an injunction for anticipation of guarantee to obtain a Certificate Attesting to Regular Payment of Tax Debts, and will continue this issue by means of a lawsuit.

The updated amount involved on the process as of December 31, 2013 is R$846,944 (R$819,886 in 2012).

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

COFINS - Notice of violation - period after tax immunity--Continued

On August 24, 2009, the subsidiary filed an interlocutory appeal to the President of the Higher Board of Tax Appeals for admission of the special appeal filed. The interlocutory appeal was dismissed and, on May 5, 2010, the subsidiary was notified accordingly. The Special Claim presented by the Federal Government was found groundless, and the second level decision was maintains, refraining from COFINS levied on financial income (R$ 70 thousand). Consequently, the decision against Ampla Energia about the non-taxation of income from electricity sale at the end of the period from December 2001 to March 2002 was maintained. Ampla Energia will continue this issue by means of a lawsuit.

The amount involved, updated at December 31, 2013, is R$ 113,591 (R$ 179,434 in 2012)

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

ICMS - Deadline for Payment

On September 26, 2005, the subsidiary was issued a violation notice by the Rio de Janeiro Finance Office, due to voluntary payment, outside the legal term prescribed by Decree No. 31,632/02, of ICMS and additional ICMS destined to the State Fund to Combat Poverty without the payment of legal increases. At the first administrative level decision the violation notice was upheld by the Board of Tax Review. Subsidiary Ampla filed an appeal. On August 26, 2010, it was issued a notification stating that the Board of Tax Appeals decided against Ampla. On September 1, 2010, Ampla filed an appeal to the full Board of Tax Appeals, which was denied on May 9, 2012. On August 30, 2012, Ampla learned about the decision of the Board and filed an appeal to the Tax Authority Office, which awaits trial. Notwithstanding the appeal filed to the Tax Authority Office, the violation notices were registered as overdue tax liabilities on November 1, 2012. Subsequently, Ampla Energia presented an appeal. The state of Rio de Janeiro filed an appeal challenging the guarantee presented, and it was upheld. Ampla appealed. In view of the unfavorable decision which did not accept the guarantee insurance, the subsidiary replaced the guarantee by a bank guarantee.

The amount involved, updated at December 31, 2013, is R$ 232,348 (R$ 210,400 in 2012).

ICMS - Credit arising from acquisition of fixed assets

Subsidiary Ampla has four tax delinquency notices to charge debts for periods from December 1996 to November 1998, November 1998 to March 1999, July 1997 to October 1998, and January 2007 to December 2011, as it states that there is no evidence of ICMS credits from acquisition of fixed assets and/or because the fixed asset items acquired were not related to the core business of Ampla Energia. In relation to the first tax delinquency notice, Ampla obtained a partially favorable second-level decision. On April 5, 2013, Ampla filed an appeal to the Plenary Board. As for the second tax delinquency notice, the subsidiary obtained a favorable second-level decision, and filed an appeal to the Plenary Board by the Public Treasury, which awaits decision. The third tax delinquency notice is awaiting enrollment with the Rio de Janeiro state enforceable debt to continue with the discussion within the legal sphere. As for the fourth tax delinquency notice, the Subsidiary file an objection in September 2012, and awaits judgment; a decision of February 2013, turned the judgment into duty of care to reassessment of the amounts referring to the tax delinquency notice excluding the credits unduly disallowed. The Subsidiary awaits the judgment after the duty of care.

The restated amounts of the four tax delinquency notices at December 31, 2013 are, respectively, R$ 8,617 (tax delinquency notice total amount R$ 14,361), R$ 1,485 (tax delinquency notice total amount R$ 1,857), R$ 24,695 and R$ 50,138 (R$ 6,946, R$ 1,776, R$ 22,124 and R$ 47,390, respectively in 2012). As for the first two tax delinquency notices, Management, based on the legal opinion of its legal counsel, decided to set up a provision at the restated amount, as of December 31, 2013, of, respectively, R$ 5,744 and R$ 371, equivalent to 40% and 20% as it understands that likelihood of loss of these percentages is probable, according to the information of probable risks. The remaining portion (equivalent to 60% and 80%, respectively) was assessed as possible.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

ICMS - Credit arising from acquisition of fixed assets--Continued

Additionally, subsidiary Ampla Energia filed an action for annulment of ICMS debit arising from the notice of violation for the period from November 1998 to march 1999, issued under the allegation that the subsidiary had not evidenced the amounts of ICMS credits arising from the acquisition of fixed assets, in the updated amount at December 31, 2013 of R$ 17,498 (R$ 15,931 in 2012). On August 22, 2011, a lower trial court’s judgment was rendered and dismissed the claim made by Ampla. It awaits trial of the Motions for clarification filed.

ICMS - Offset of credits without supporting documentation

The Rio de Janeiro State Finance Office issued a notice of violation under the allegation that the subsidiary unduly recorded ICMS credits (in 1998) without supporting documentation. Subsidiary Ampla Energia awaits a second administrative level decision. The amount involved, updated at December 31, 2013, is R$ 17,387 (R$ 16,236 in 2012).

ICMS - Shipment of goods for repair

The subsidiary filed two actions for annulment of ICMS debits in the updated amount, at December 31, 2013, of R$ 12,939 and R$ 14,024 (R$ 11,774 and R$ 12,785 in 2012), upon shipments of goods for repair without ICMS levy, with no evidence of return to the establishment of origin within the statutory period of 180 days, from February 1998 to August 2000. Related to both process, Ampla Energia awaits judgment of the appeal after an unfavorable decision.

ICMS – Comparisons between managerial reports and fiscal books

Subsidiary Ampla Energia filed an Action for annulment to render invalid the violation notice to collect alleged ICMS debits in the period from December 2000 to October 2001, arising from differences observed after the comparison between managerial reports and fiscal books. After an accounting inspection is carried out, it awaits a lower trial court’s judgment. The amount involved in this lawsuit, updated at December 31, 2013, is R$ 5,034 (R$4,592 in 2012).

ICMS – Cancellation for prior months

Subsidiary Ampla Energia was issued a violation notice in August 2012 to collect alleged ICMS debits arising from differences observed between the ICMS Shipment Book and Agreement 30. These differences result from an error made while completing the Shipment Book related to invoices cancelled within the month it was incurred and prior months. Subsidiary Ampla Energia filed an objection in September 2012, alleging that such error has not given rise to underpayment of taxes, and awaits trial. The amount involved in this lawsuit, updated at December 31, 2013, is R$ 26,059 (R$ 23.931 in 2012).

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

ICMS and ICMS-FECP – Exempt and not-taxable

Subsidiary Ampla Energia was issued a violation notice in August 2012 to collect alleged ICMS debits arising from non-taxation of customers that should not have, according to inspection, be classified as exempt or non-taxable. Most invoices that allegedly were not ICMS levied have already been taxed in the prior months, since they were reinvoiced from prior months. Ampla Energia filed an objection in September 2012. A duty of care was conducted in March 2013 and April 2013, and Ampla Energia presented an answer to this duty of care. In June 2013, the lower court decided for the annulment of this tax delinquency notice. An appeal is being judged. The amount involved, updated at December 31, 2013, is R$ 6,105 (R$ 5,771 in 2012).

Charge for land use

There are eight proceedings against subsidiary Ampla Energia to collect charge for land use for permanence of fixed installations in public ways and public sites filed by the Municipalities of Niterói, Itaboraí, Rio Bonito and Rio das Ostras, for the period 2002 to 2009, which aggregate the updated amount at December 31, 2013 of R$ 28,015 (R$ 74,043 in 2012). In the proceeding for 2002, the subsidiary awaits a first administrative level decision on the notice of violation. With regard to the proceedings for 2003 to 2009, subsidiary Ampla Energia is discussing the charges in the judicial level, by way of a Writ of Mandamus and six tax foreclosure proceedings.

In the tax enforcement proposed by the city of Niterói for year 2009 after first- and second-level favorable decisions to Ampla Energia, the city of Niterói filed an appeal to the higher courts, which awaits judgment.

Service Tax - ISS

On May 30, 2003, the municipality of Cabo Frio issued a notice of violation against subsidiary Ampla Energia attempting to collect a tax debit in the updated amount at December 31, 2013 of R$ 9,854 (R$ 9,522 in 2012), for the period January 1997 to May 2002. Subsidiary Ampla Energia filed an opposition against the violation notice, which has been pending trial since May 2003.

On September 2, 2009, the municipality of Niterói filed a tax foreclosure proceeding against subsidiary Ampla Energia attempting to collect a tax debit in the updated amount at December 31, 2013 of R$ 1,616 (R$ 1,524 in, 2012), for the period January 1999 to July 2003. In March 2010, subsidiary Ampla Energia filed its defense (motion to stay the tax foreclosure) and awaits lower trial court’s judgment.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary Ampla Energia--Continued

Public site occupation charge

On June 1, 2009, subsidiary Ampla Energia filed a Writ of Mandamus against the municipality of Niterói, seeking to suspend collection of the public site occupation charge and the requirement of prior municipal license for it to perform services and maintenance, repair and intervention works in the electricity distribution network in public ways and places in the municipality. The updated amount at December 31, 2013 is R$ 6,250 (R$ 6,250 in 2012). In May 2010, subsidiary Ampla Energia filed an appeal against the judgment rendered that only partially favored it. The case is pending appellate court’s trial.

In August 2012, the preliminary appeal filed by the city of Niterói was accepted for annulment of the decision due to the lack of summoning to object the appeal requesting clarification of decision challenged by Ampla. Decision published in January 2013. On January 24, 2013, an appeal requesting for clarification of decision was filed and awaits judgment. There are other proceedings against subsidiary Ampla Energia, in addition to those described above, involving IR, PIS, COFINS, ICMS, IPTU and ISS totaling R$ 6,213 at December 31, 2013 (R$ 4,820 in 2012).

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

Subsidiary CDSA filed a declaratory action with request for deposit of the full amount of the debit to discuss the matter in court. On September 11, 2004, a decision was rendered dismissing the application. An appeal was filed and, on April 24, 2012, it was denied. Subsidiary CDSA filed an appeal requesting for clarification of decision, which was also denied on June 11, 2013. On October 29, 2013, CDSA filed a special appeal, which awaits judgment.

The updated amount of the case is R$ 16,609 (R$ 16,094 in December, 2012).

There are other minor proceedings against the subsidiary CDSA, in addition to those aforementioned, involving tax matters aggregating R$ 734 at December 31, 2013.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

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

Subsidiary CGTF obtained a preliminary injunction, by way of providing guarantee to the court through judicial deposit, booked, which corresponds to the amount of R$ 80,704 (R$ 78,049 in 2012). In the main action, a lower trial court’s judgment favorable to CGTF was rendered on September 29, 2008. Consequently, the Brazilian Finance Office filed an appeal and in May 2010 there was publication of a ruling dismissing it. Said decision became definitive in July 2010, making the judgment in favor of CGTF final and unappealable.

In the incidental action, subsidiary CGTF was notified, in September 2004, of the lower trial court judgment which upheld the application of CGTF. In light of this decision, the Federal Government filed an appeal and in September 2009 the appellate court’s judgment was rendered confirming the lower trial court’s judgment in favor of subsidiary CGTF. In November 2009, the Brazilian Finance Office appealed (motions for clarification) and in January 2010 there was publication of decision that dismissed such appeal. The Finance Office filed a special appeal, which was dismissed by the decision published on June 22, 2011. The Finance Office filed an appeal against such decision (interlocutory appeal). On December 13, 2012 the judgment published held the appeal filed by the Tax Authority invalid. On December 20, 2012 the Brazilian Tax Authority filed an interlocutory appeal against this judgment, which awaits trial.

PIS and COFINS

Subsidiary CGTF was assessed by the Brazilian IRS for differences between the amounts of PIS and COFINS declared and those carried in the periods November 2003 and February to November 2004. Subsidiary CGTF appealed (motions for clarification) against the decision of the Board of Tax Appeals, which is currently pending trial. The updated amount of the tax assessment is R$67,926 (R$ 64,983 in 2012).

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary CIEN

PIS/COFINS

The Brazilian Finance Office has filed two tax foreclosure proceedings for the collection of PIS and COFINS debits, subject matter of tax offset processes performed by subsidiary CIEN, in the updated amounts of R$ 1,008 and R$ 3,932.

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

In relation to the second tax foreclosure proceeding, the subsidiary CIEN filed its defense (motion to stay execution). The lower trial court’s judgment, published on December 14, 2012, recognized the nullity of some of the Certificates of Overdue Tax Liability (CDAs) involved in the tax foreclosure proceedings, which reduced the amount from R$ 5,941 to R$ 3,790. CIEN will file an appeal to the appellate court in relation to the remaining CDAs.

IRPJ/CSLL

The Brazilian IRS issued a notice of violation on December 29, 2008 to collect IRPJ and CSLL debits relating to tax underpayments in 2003, totaling R$ 26,188, adjusted by Selic rate. Subsidiary CIEN joined the installment payment program to pay the partial amount of the tax notice and filed an opposition against the portion relating to the collection of fine in December 2003, amounting to R$ 6,040. With respect to the contested portion, on March 31, 2011, subsidiary CIEN was notified of the first administrative level decision which dismissed the appeal filed. On May 2, 2011, CIEN filed a voluntary appeal, which is pending second administrative level decision. The updated contested amount is R$ 8,527.

ICMS - Rate differential

In January 2008, the State of Rio Grande do Sul filed a tax foreclosure proceeding in the amount of R$ 15,734, to collect the rate differential levied, in February, March and April 2001, on goods imported by the head office of subsidiary CIEN, located in Rio de Janeiro, and transferred by it to the branch located in the State of Rio Grande do Sul, for the manufacture and assembly of the power converter station in the municipality of Garruchos. In June 2010 a first level decision was rendered against subsidiary CIEN, dismissing the motion to stay execution. Subsidiary CIEN filed an appeal, which in December 2010 was upheld. On January 17, 2011, the Finance Office filed an appeal (motions for clarification) that was dismissed. On April 15, 2011, the Finance Office filed a special appeal. On August 30, 2011, a decision was rendered which dismissed the special appeal. The Finance Office filed a new appeal (interlocutory appeal), which is pending trial.

28.	PROVISION FOR TAX, CIVIL AND LABOR RISKS--Continued

Contingencies involving possible loss--Continued

c)	Tax risks--Continued

Subsidiary CIEN--Continued

ICMS - Rate differential--Continued

CIEN filed a Writ of Mandamus aimed at recognizing CIEN’s right to non-payment of the difference of ICMS rates levied on the acquisition of equipment intended to CIEN’s fixed assets. The updated amount involved, R$ 1,456, related to this lawsuit is deposited in court.

In view of CIEN’s adherence to the “Ajustar” (adjusting) program (refinancing and payment in installments of debts to the Government), the discussion is currently restricted to the release of the judicial deposit made related to 2001 and 2002.

On June 6, 2011, CIEN filed a request for release of the judicial deposit, which awaits trial.

ICMS – Interstate energy sale

In March 2011 subsidiary CIEN was issued a violation notice assessed by the Tax Authority Office of the State of Ceará to collect ICMS levied on interstate energy sales to industrial consumers. The subsidiary filed a defense at the administrative level and the unenforceability of CIEN liabilities was acknowledged, and the tax delinquency notice was annulled. Therefore, there is no other contingency to be reported on this case.

29.	EQUITY

a)	Capital

At December 31, 2013, fully subscribed and paid-in capital is represented by 178,692,925 voting common shares with no par value (170,877,378 in 2012)

At December 31, 2013 and 2012, the Company’s equity holding breaks down as follows:

	12/31/2013		12/31/2012

	Number of common shares	% equity participation	Number of common shares	% equity participation

Empresa Nacional de Electricidad S.A.	60,299,607	33.75	60,299,607	35.29
Cono Sur Participaciones S.A.	-	-	47,354,669	27.71
Enersis S.A.	87,200,363	48.80	36,677,243	21.47
Chilectra S.A.	9,275,291	5.19	7,742,714	4.53
Chilectra Inversud S.A.	10,342,306	5.79	7,227,787	4.23
Edegel S.A.	6,957,053	3.89	6,957,053	4.07

Grupo Endesa	174,074,620	97.42	166,259,073	97.30

Treasury shares	4,618,298	2.58	4,618,298	2.70
Board of directors’ members	7	-	7	-

Other	4,618,305	2.58	4,618,305	2.70

Total	178,692,925	100.00	170,877,378	100.00

Capital increase

The capital increase of R$ 139,170, correspondent to 7,815,547 common shares issued by the Company in 2013 is the result of the merger of Ampla Investimentos, as mentioned in the Note 1, when the remaining common shares held by other non-controlling interest were acquired by the Company.

Before the merger, Ampla Investimentos had as shareholders’ Chilectra Inversud S.A., Chilectra S.A. and Enersis S.A. with a total percentage of 52.94% and 47.06% belonged to the Company.

At the transaction date, the Ampla Investimento’s equity was R$ 262,862. The Company settled the transaction issuing a total of 7,815,547 corresponding to R$ 139,170, which were converted into the increased participation of Chilectra Inversud S.A., Chilectra S.A. and Enersis S.A.

29.	EQUITY--Continued

b)	Legal reserve

The Company’s Articles of Incorporation sets forth that 5% of the annual net income will be used to set up legal reserve, which shall not exceed 20% of the Company’s capital.

From 2012 on, the Company no longer recognizes a legal reserve, in compliance with the provisions of Article 193, paragraph 1, of Law No. 6,404/76, since the sum-up of its capital reserve and legal reserve exceeded 30% of capital.

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

As shown in the Note below, at December 31, 2013 the Company allocated the amount of R$ 116,552 (R$ 48,914 in 2012) to recognize the statutory reserve for working capital.

d)	Dividends

In accordance with the Company’s Articles of Incorporation, the mandatory minimum dividend is 25% on adjusted net income, as set forth by Article 202 of Law No. 6,404/76.

12/31/2013

Net income for the year	910,247
(+) Depreciation of PP&E (deemed cost)	37,676

Adjusted profit	947,923
Mandatory minimum dividends	236,981
Additional proposed dividends	616,152

94,790
Actuarial gain on subsidiaries’ pension fund	21,762

Income reserve – statutory reserve for working capital	116,552

The General Shareholders Meeting held on April 3, 2013 approved payment of dividends amounting to R$ 1,006,545, referring to net income for the year ended December 31, 2012. Of the total paid at that date, R$ 481,997 was paid on December 30, 2013, with the remaining amount of R$ 524,541 at December 31, 2013, fully settled on January 2, 2014.

29.	EQUITY--Continued

e)	Capital reserve

In 2005, shareholders increased the Company’s capital through investments in its current subsidiaries. This capital increase was divided into paid-up capital and capital reserve - Goodwill at the amount exceeding the value attributed to capital.

f)	Other comprehensive income

f.1)	Other comprehensive income - actuarial gains and losses

Pursuant to the standard IAS 19 - Employee Benefits (“IAS 19”), actuarial gains and losses are generated by adjustments and changes in actuarial assumptions of pension and retirement benefit plans and actuarial commitments referring to the health plan must be recognized under other comprehensive income. At December 31, 2013, the Company recognized the net balance of actuarial losses, under other comprehensive income, in the amount of R$ 49,984 (R$ 7,574 in 2012).

f.2)	Other comprehensive income - cumulative translation adjustment

Pursuant to IAS 21, which determines that the effects of exchange variation on foreign investments be recognized under other comprehensive income, at December 31, 2013 the Company recognized the amount of R$ 1,824 (R$ 80 in 2012) from the conversion of financial statements of foreign subsidiaries, Compañia de Transmisión Del Mercosul S.A. - CTM and Transportadora de Energia S.A. – TESA.

f.3)	Other comprehensive income – gains and losses from cash flow hedge

Pursuant to IAS 39, which determines that the effective portion of gains or losses from derivative financial instruments classified as cash flow hedge be directly recognized in equity under other comprehensive income (OCI), at December 31, 2013 the Company recognized the net amount of R$ 15,550 (R$ 1,607 in 2012) in other comprehensive income. There were no reclassifications to the income statements in 2013, 2012 and 2011.

30.	COMMITMENTS

The Group’s main long-term-contract-related commitments are as follows:

COELCE

	Effective up to	2014	2015	2016	2017	After 2017	Total

Endesa Fortaleza-CGTF	2023	554,093	576,256	599,307	623,279	4,286,826	6,639,761
Proinfa	2025	55,425	57,642	59,948	62,346	597,447	832,808
Energy Works	2013	-	-	-	-	-	-
Eólica - Wobben	2018	6,041	4,079	1,108	1,155	603	12,986
1°LEE - Produto 2005	2012	-	-	-	-	-	-
1°LEE - Produto 2006	2013	155,217	161,426	168,343	174,598	771,621	1,431,205
1°LEE - Produto 2007	2014	44,096	45,860	47,825	49,602	279,559	466,942
2°LEE - Produto 2008	2015	36,111	37,555	39,164	40,620	280,331	433,781
4°LEE - Produto 2009	2016	17,787	18,498	19,291	20,008	164,483	240,067
1°LEN - Produto 2008	2037	35,541	36,821	38,196	39,440	300,056	450,054
1°LEN - Produto 2009	2038	42,449	43,955	45,596	47,081	374,358	553,439
1°LEN - Produto 2010	2039	126,460	131,143	136,041	140,470	2,821,445	3,355,559
2°LEN - Produto 2009	2038	64,250	66,470	68,952	71,197	1,582,214	1,853,083
3°LEN - Produto 2011	2040	97,211	100,568	104,324	107,720	2,325,214	2,735,037
5°LEE - Produto 2007	2014	918	950	985	1,017	5,296	9,166
4°LEN - Produto 2010	2024	14,536	15,039	15,601	16,109	122,299	183,584
5°LEN - Produto 2012	2041	130,092	134,550	139,575	144,119	2,718,189	3,266,525
Leilão Santo Antônio -Produto 2012	2041	30,193	47,093	50,884	52,775	2,146,592	2,327,537
Leilão Jirau - Produto 2013	2042	9,634	14,024	17,377	18,023	781,122	840,180
6°LEN - Produto 2011	2025	5,226	5,435	5,668	5,879	56,372	78,580
7°LEN - Produto 2013	2042	24,574	25,557	28,616	29,680	433,620	542,047
Leilão Belo Monte	2044	-	3,116	54,092	150,078	7,661,690	7,868,976
10° Leilão de Energia Nova	2045	-	18,766	19,570	20,297	994,620	1,053,253
11° Len - Produto 2015	2044	-	35,864	37,400	38,790	1,900,866	2,012,920
12º LEN Produto 2014	2043	93,391	108,068	112,699	116,887	3,028,080	3,459,125
Angra 1 e 2		54,220	56,389	58,805	60,990	198,191	428,595
Cota		70,426	73,243	76,383	79,220	257,429	556,701

Total		1,667,891	1,818,367	1,945,750	2,111,380	34,088,523	41,631,911

EE - Leilão de Energia Existente.

LEN - Leilão de Energia Nova

30.	COMMITMENTS--Continued

Ampla Energia

	Effective up to	2014	2015	2016	2017	After 2017	Total

Angra	2032	57,966	60,918	63,391	65,952	1,382,262	1,630,489
Bilateral	2022	50,980	53,839	56,488	58,920	337,918	558,145
CCGF	2032	98,740	103,769	108,322	112,344	2,356,634	2,779,809
ITAIPU	2023	254,608	261,858	258,504	254,134	1,561,853	2,590,957
Proinfa	2030	63,979	67,237	69,967	72,794	1,265,720	1,539,697
CCEAR 2006	2013	-	-	-	-	-	-
CCEAR 2007	2014	42,676	-	-	-	-	42,676
CCEAR 2008 - Energia Existente	2015	50,810	53,324	-	-	-	104,134
CCEAR 2008 - Energia Nova	2037	2,168	2,274	2,377	2,465	77,079	86,363
CCEAR 2008 - Energia Nova	2022	19,163	20,100	20,999	21,791	123,089	205,142
CCEAR 2009 - Energia Existente	2016	47,196	49,603	51,875	-	-	148,674
CCEAR 2009 - Energia Nova	2038	27,226	28,561	29,854	30,968	1,039,858	1,156,467
CCEAR 2009 - Energia Nova (A-3)	2023	38,240	40,110	41,903	43,484	300,875	464,612
CCEAR 2010 - Energia Nova	2039	48,473	50,849	53,152	55,135	1,984,189	2,191,798
CCEAR 2010 - Energia Nova	2024	59,417	62,322	65,108	67,565	557,086	811,498
CCEAR 2011 - Energia Nova	2040	25,666	26,924	28,143	29,193	1,124,026	1,233,952
CCEAR 2011 - Energia Nova	2025	30,783	32,288	33,731	35,004	336,794	468,600
CCEAR 2012 - Energia Nova	2041	61,291	60,437	46,465	48,199	1,981,579	2,197,971
CCEAR 2012 - Energia Nova	2026	87,133	91,393	95,478	99,081	1,095,256	1,468,341
CCEAR 2013 - Energia Nova	2042	29,919	27,025	18,612	19,308	846,228	941,092
CCEAR 2013 - Energia Nova	2027	137,050	143,750	150,173	155,843	1,955,049	2,541,865
CCEAR 2016 - Energia Nova (A-5)	2045	-	-	2,739	2,841	149,645	155,225
CCEAR 2016 - Energia Nova (A-5)	2035	-	-	18,263	18,952	509,687	546,902
CCEAR 2017 - Energia Nova (A-5)	2036	-	-	-	9,321	270,641	279,962

		1,233,484	1,236,581	1,215,544	1,203,294	19,255,468	24,144,371

The amounts related to contracts for purchase of electricity represent the total amount contract by the current price at the end of 2013, approved by ANEEL.

The subsidiary CDSA maintains commitments of electricity supply entered into with free customers and distributors through Contracts of Purchase and Sale of Electricity under Regulated Environment (CCAR).

	2014	2015	2016	2017	After 2017	Total

Supplies energy	459,660	473,515	481,581	503,441	3,464,323	5,382,520

CGTF maintains commitments of electricity supply entered into with the related party COELCE, with which they have an exclusive long-term electricity supply contract.

	2014	2015	2016	2017	After 2017	Total

Supplies energy	543,302	566,756	588,142	610,307	4,222,251	6,530,758

31.	POST-EMPLOYMENT BENEFITS

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

The retirement and pension benefit plans are actuarially evaluated in order to measure the sponsor’s commitments with benefit plans offered to its employees and former employees. The balance recorded at December 31, 2013, in the amount of R$ 393,339 (R$ 480,896 in 2012), corresponds to the total liabilities of the sponsor in relation to the plan of benefits.

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

31.	POST-EMPLOYMENT BENEFITS--Continued

Subsidiary Ampla Energia--Continued

b)	Variable Contribution Retirement Plan - PACV (Defined Contribution)

Sponsor

It contributes with 4.16% of the active participants’ payroll, of which 0.19% is destined to cover benefits and 3.97% to administrative expenses.

Active participants

PACV active participants shall make the contribution described in the Plan Rules, given that the average percentage calculated based on the PACV active population at the evaluation base date is equivalent to 5.08% of the PACV active participants’ payroll.

c)	Retiree’s health care plan (PAMA)

Ampla Energia is obliged to grant health care benefits only to former employees who were dismissed up to December 31, 1997 and who evidenced their absence through the public pension system. These benefits are optional and covered by Ampla Energia and the users on a pre-paid basis.

The plan is managed by Unimed Leste Fluminense by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The costing is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

The plan may be divided into 3 different groups, which share the same policy:

- Assets – the plan is granted to employees and dependants. The cost collected from employees is determined by Ampla Energia according to the table broken down into three age ranges, collected by family group or family members. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law No. 9,656.

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

d)	Benefit of payment of FGTS fine upon retirement

Subsidiary Ampla Energia has a Retirement Program ensuring the payment of at least 40% of the FGTS balance plus the employee’s 30-day resignation notice, observing the employment agreement, solely to those who are resigning for retirement.

Only employees who achieved at least 70% of the length of service at Ampla Energia will be entitled to this benefit.

31.	POST-EMPLOYMENT BENEFITS--Continued

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

The subsidiary makes monthly contributions for CD Plan in the same amount as the participants’ contributions. The contribution amount varies according to the remunerations, given that its calculation is based on the rates of 2.5%, 4.0% and 9.0% applied on a “cascade” basis. Additionally, the plan offers risk benefits, such as disability and death, paid by Faelce under the cost-sharing regime. To meet IAS 19 (Revised), this portion is considered a defined benefit.

b)	Defined Benefit Plan (BD)

The BD plan is under the capitalization financial regime for retirement, pension and aid benefits.

The benefit plan is covered by contributions from participants and the sponsor. COELCE makes monthly contributions to BD Plan at a 4.45% payroll rate of all its employees and participant managing officers to cover the ordinary cost and at a 2.84% rate on the ratio (not below the unit) between the number of FAELCE employees and participant managing officers at July 31, 1997, and the number of participant employees on the reporting month of amortizing supplementary contribution, being this supplementary contribution in effect for 22 years and 6 months as from July 1997. In addition to this percentage, the sponsor is responsible for paying the administrative expenses of said entity’s social security activities.

Plan benefits include:

„	Supplement to disability retirement;
„	Supplement to retirement for contribution time;
„	Supplement to retirement by age;
„	Supplement to special retirement;
„	Supplement to reclusion support;
„	Supplement to pension for death;
„	Supplement to annual bonus.

The mathematical calculation referring to supplementary retirement and pension benefits of BD plan adopts the projected unit credit.

31.	POST-EMPLOYMENT BENEFITS--Continued

Subsidiary COELCE--Continued

c)	Defined Benefit Plan (BD)—Continued

On June 30, 1999, a debt contract was executed, thus consolidating all debts from retentions and delays on transfer of obligations and financial charges by the subsidiary. On June 30, 2007, a third amendment was executed, according to CGPC Resolution No. 17/96 of the Ministry of Social Security, under the following conditions:

„	Deadline for full payment: 14 half-yearly successive installments starting at December 31, 2007 and ending at June 30, 2014. Up to December 31, 2013, the subsidiary paid 13 amortization payments, leaving an outstanding balance of R$ 12,824 (R$ 18,147 in 2012).

„	Interest is paid on a monthly and successive basis, restated at INPC rate.

„	The principal amount is amortized on a half-yearly basis, calculated based on the debt balance of each month, following the restatement at INPC rate.

c)	Health Care Plan

The health care plan, managed by Unimed Fortaleza, is rule by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The costing is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

The plan may be divided into 3 different groups which share the same policy:

- Assets – the plan is granted to employees and dependants. The cost collected by the plan’s manager is partially covered by COELCE, subject to the contribution proportion determined based on the related salary range. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law No. 9,656.

- Retirees Law No. 9,656 – the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No. 9,656. The cost is directly collected by Unimed, the plan’s manager, according to the plan rules.

- Special retirees – a closed group of retirees and dependants, partially borne by COELCE (60%), as a result of negotiations ratified by way of a collective agreement.

d)	Benefit of payment of FGTS fine upon retirement

Pursuant to the collective agreement in force, for retirement cases in any categories, in the event of termination of the employee agreement, the employee will be entitled to receive the fine equal to 40% of the FGTS balance for termination purposes, as set forth in the Act of Temporary Constitutional Provisions (ADCT).

The subsidiaries opted for recognizing actuarial gains and losses immediately in the year they incurred in other comprehensive income.

31.	POST-EMPLOYMENT BENEFITS--Continued

Reconciliation of opening and ending balances of the present value of the obligation

	Ampla Energia		COELCE		Consolida

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Present value of actuarial obligations at the beginning of the year	(1,169,274)	(1,064,274)	(964,017)	(716,283)	(2,133,291)	(1,780,557)
Cost of current services	(1,515)	(85)	(7,848)	(5,718)	(9,363)	(5,803)
Cost of interest	(110,392)	(107,623)	(91,449)	(72,631)	(201,841)	(180,254)
Participants’ contribution	(27)	(29)	-	-	(27)	(29)
Benefits paid	80,561	76,773	63,320	49,709	143,881	126,482
Actuarial gain/(loss)	267,162	(74,037)	182,132	(219,094)	449,294	(293,131)

Total present value of actuarial obligation	(933,485)	(1,169,275)	(817,862)	(964,017)	(1,751,347)	(2,133,292)

Reconciliation of opening and ending balances of the fair value of plan assets
	Ampla Energia		COELCE		Consolidated

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Fair value of plan assets at the beginning of the year	688,378	539,810	1,006,903	740,786	1,695,281	1,280,596
Participants’ contribution	27	29	4,956	4,522	4,983	4,551
Sponsors’ contribution	40,963	34,013	21,715	21,634	62,678	55,647
Benefits paid in the year	(15,369)	(22,251)	33,673	26,372	18,304	4,121
Actuarial return	(173,853)	136,778	(156,376)	213,590	(330,229)	350,368

Fair value of plan assets at the end of the year	540,146	688,379	910,871	1,006,904	1,451,017	1,695,283

Reconciliation of present value of the obligation and the plan assets value, with assets and liabilities recorded in the balance sheet
	Ampla Energia		COELCE		Consolidated

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Present value of actuarial obligations	(933,485)	(1,169,275)	(817,862)	(964,017)	(1,751,347)	(2,133,292)
Fair value of assets	540,146	688,379	910,871	1,006,904	1,451,017	1,695,283

Present value of obligations exceeding Fair value of assets	(393,339)	(480,896)	93,009	42,887	(300,330)	(438,009)

Effect of limit for asset recognition		-	(177,515)	(107,736)	(177,515)	(107,736)

Net actuarial assets/(liabilities) (*)	(393,339)	(480,896)	(84,506)	(64,849)	(477,845)	(545,745)

Debt raised		-	(12,824)	(18,147)	(12,824)	(18,147)

Net actuarial assets/(liabilities) calculated	(393,339)	(480,896)	(97,330)	(82,996)	(490,669)	(563,892)

(*)The amount for the Ampla Energia comprises the balance of the contracted debt

Expenses recorded in income statements

	Ampla Energia		COELCE		Consolidated

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

current service cost	1,542	114	7,848	5,718	9,390	5,832
Participants’ contribution	(27)	(29)	(4,956)	(4,522)	(4,983)	(4,551)

Service cost	1,515	85	2,892	1,196	4,407	1,281

Net interest on the net defined benefit liability/(asset)	48,817	49,984	11,965	(7,798)	60,782	42,186

Total expenses/ (revenues)	50,332	50,069	14,857	(6,602)	65,189	43,467

31.	Post-employment benefits--Continued

Percentage that each main category of plan assets represents in relation to the total fair value of plan assets

	Ampla Energia		COELCE		Consolidated

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Debt securities	356,306	496,613	690,238	770,068	1,046,544	1,266,681
Equity securities	119,613	108,321	118,159	117,769	237,772	226,090
Real estate	47,025	53,367	63,586	73,455	110,611	126,822
Others	17,202	30,078	38,888	45,612	56,090	75,689

Fair value of plan assets	540,146	688,379	910,871	1,006,904	1,451,017	1,695,282

Total amounts recorded in other comprehensive income
	Ampla Energia		COELCE		Consolidated

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Actuarial gain/ (loss)	(267,162)	74,037	(182,132)	219,094	(449,294)	293,131
Actuarial gain/(loss)	173,853	(136,779)	156,376	(213,590)	330,229	(350,369)
Change in recognized restrictions of assets	-	(5,261)	59,222	80,333	59,222	75,072
Change in adjustment for debt recognition	-	-	(5,323)	(16,926)	(5,323)	(16,926)
Effect of adoption - IAS 19 (R1)	(3,617)	3,617	(6,951)	6,951	(10,568)	10,568

Total other comprehensive income in the year	(96,926)	(64,386)	21,192	75,862	(75,734)	11,476

Actual return on plan assets
	Ampla Energia		COELCE		Consolidated

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Expected return on plan assets	65,192	54,522	96,993	76,081	162,185	130,603
Actuarial gain (loss) on plan assets	(173,853)	136,778	(156,376)	213,590	(330,229)	350,368

Actual return on plan assets	(108,661)	191,300	(59,383)	289,671	(168,044)	480,971

Actuarial amounts for current and prior years
	Ampla Energia		COELCE		Consolidated

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Defined benefit obligation	(933,485)	(1,169,275)	(817,862)	(964,017)	(1,751,347)	(2,133,292)
Plan assets	540,146	688,379	910,871	1,006,904	1,451,017	1,695,283

Surplus (deficit)	(393,339)	(480,896)	93,009	42,887	(300,330)	(438,009)

Adjustments of experiences on plan liabilities	267,162	(74,037)	182,132	(219,094)	449,294	(293,131)
Adjustments of experiences on plan assets	(173,853)	136,778	(156,376)	213,590	(330,229)	350,368

31.	Post-employment benefits--Continued

Reconciliation of opening and closing balances of defined benefit asset ceiling effect

	Ampla Energia		COELCE		Consolidated

	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Unrecognized asset at the start of the year	-	4,761	107,735	24,798	107,735	29,559
Interest on unrecognized asset recognized in P&L	-	500	10,558	2,604	10,558	3,104
Other changes in unrecognized asset due to the asset ceiling	-	(5,261)	59,222	80,333	59,222	75,072

Unrecognized asset at end of year	-	-	177,515	107,735	177,515	107,735

The Group recognized expenses with the defined contributions plan in the amount of R$ 6,301 in 2013 (R$ 3,187 in 2012 and R$ 2,593 in 2011).

Main assumptions adopted

The main assumptions adopted by the independent actuary for calculation were as follows, by its nominal amount:

	Ampla Energia				COELCE

Main actuarial assumptions	PCA	PACV	PAMA	FGTS	BD	CD	Plano de saúde	FGTS

Discount rate	12.35%	12.39%	12.44%	11.95%	9.80%	9.80%	9.80%	9.80%
Salary growth rate	7.61%	7.61%	N/A	7.61%	7.61%	7.61%	N/A	7.61%
Expected inflation rate	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Adjustment of benefits granted	5.50%	5.50%	N/A	N/A	5.50%	5.50%	N/A	N/A
Overall mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Disability table	Light-Média	Light-Média	N/A	N/A	Light-Média	Light-Média	Light-Média	Light-Média
Disability mortality table	AT-49(+6)	AT-49(+6)	AT-49(+6)	N/A	AT-49(+6)	AT-49(+6)	AT-49(+6)	N/A

In order to carry out the actuarial evaluation for year 2013, the assumption that medical costs will increase (medical inflation) by 8.66% p.a. (3.00% p.a. in actual terms) was adopted. In the previous year, this assumption had a decreasing characteristic, varying from 11.57% p.a. (5.75% p.a. in actual terms) in the first projection year, reaching 6.51% p.a. (0.95% p.a. in actual terms) for 2023 onwards.

For cost projection, COELCE adopted the assumption of growth of costs according to age, of 3.00% p.a. (3.00% p.a. in 2012)It also adopted the assumption of actual growth of contributions to the health care plan by 1.50% p.a. (3.00% p.a. in 2012).

All participants will have to opt for remaining in the plan upon retirement.

COELCE adopted the assumption of zero return for the FGTS accumulated balances.

32.	INCOME TAX AND SOCIAL CONTRIBUTION

The reconciliation of provision for income and social contribution taxes, calculated at tax rate, with the amounts in the income statements, is as follows:

Description	12/31/2013	12/31/2012	12/31/2011

Income before income taxes	1,666,211	2,035,605	1,612,295
Nominal rate (34%)*	566,512	692,106	548,180

Permanent additions
Profit sharing (Management)	5,260	2,573	2,032
Management’s bonus	280	-	348
Goodwill amortization of investment using equity method	2,101	-	-
CTM and TESA rates	13,748	9,186	56
Donations	1,266	783	310
Indirect benefits	-	30	124
Nondeductible fines	1,682	7,041	734
Monetary restatement on provisions for tax, civil and labor risks	-	953	72
Depreciation in accordance with Law 8,200	381	196	205
No deductible depreciation expense	11,532	-	-
Losses	1,745	8,715	9,107
Losses on accounts receivable - reversal of provision for bad debt	-	4,738	19,043
Nondeductible Donations	675	838	13
Other additions	4,986	-	29,252

	43,656	35,053	61,296

Permanent exclusions
Tax notice 104/2009 - COELCE Plus	-	-	(2,329)
Amortization of goodwill and reversal of provision	5,368	(3,570)	(7,573)
Net effect of subsidiaries taxed by presumed profit (Income tax)	(94,446)	(104,835)	(78,582)
Actuarial surplus	-	-	(8,897)

	(89,078)	(108,405)	(97,381)

Permanent deductions
Operation profit	(100,091)	(65,147)	(108,166)
PAT tax benefit	(2,463)	(1,778)	(1,955)
Cultural tax incentive	(3,989)	-	-
Sportive tax incentive	(569)	-	-
Additional IRPJ	(336)	-	(96)
Prior periods adjustments	(218)	(312)	-

	(107,666)	(67,237)	(110,217)

Other
Provision for tax, civil and labor risks – ICMS	-	-	(4,961)
Adjustment on provision for tax, civil and labor risks – IRPJ and CSLL	-	-	5,559
Differences in foreign subsidiaries	(5,405)	(4,204)	(1,227)
Other	4,550	18,324	7,525

	(855)	14,120	6,896

Current income and social contribution taxes	496,337	383,909	412,424
Deferred income and social contribution taxes	(32,856)	204,196	62,679
Tax incentives	(50,911)	(23,136)	(66,329)

Effective rate	412,570	564,969	408,774

* Income tax was calculated at a 15% rate, plus 10% surtax and social contribution tax of 9%.

Income and social contribution calculation bases of subsidiary CDSA were determined upon application of 8% and 12% rates, respectively, on gross income (“presumed profits method”), according to the determination rules under taxable profit as a percentage of gross sales, adopted by this subsidiary CDSA, according to liberality provided by Law No. 9,964 of April 10, 2000, for those taxpayers entering into the Tax Recovery Program (REFIS).

33.	NET REVENUE

Electricity supply breakdown by class of consumers is as follows:

	Number of consumers			MWh			R$
	(Unaudited)			(Unaudited)
	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011	12/31/2013	12/31/2012	12/31/2011
Invoiced supply-
Residential	3,533,559	3,392,641	3,362,496	6,815,980	6,397,620	5,699,826	3,396,112	3,535,034	3,045,198
Residential - low income	1,235,736	1,211,463	1,122,859	1,421,776	1,286,522	1,487,933	327,980	329,415	387,228
Industrial	10,687	10,639	10,682	2,170,713	2,253,541	2,651,145	751,589	872,263	915,505
Commercial, services and others	321,887	316,011	311,052	4,034,480	3,912,323	3,605,389	1,789,662	1,953,408	1,788,224
Rural	513,003	487,940	457,745	1,449,190	1,353,037	1,057,623	282,092	295,526	246,023
Government	46,331	45,162	43,697	1,095,538	1,023,873	914,469	464,434	488,161	448,813
Public lighting	3,503	3,395	3,283	808,202	780,139	732,899	221,574	239,000	218,820
Public services	10,751	10,350	9,980	770,263	742,515	707,883	196,863	211,933	204,940
Revenues from over demand and reactive excess	-	-	-	-	-	-	(18,722)	(19,444)	(12,934)

	5,675,457	5,477,601	5,321,794	18,566,142	17,749,570	16,857,167	7,411,584	7,905,296	7,241,817

Unbilled supply	-	-	-	-	-	-	(36,572)	59,042	(24,802)

Consumers, concessionaires and authorized parties							7,375,012	7,964,338	7,217,015

Electricity supply	-	-	-	-	-	-	695,619	878,232	484,308
Low-income	-	-	-	-	-	-	252,997	328,903	266,106
Short-term electricity	-	-	-	-	-	-	1,891	100,624	13,125
Revenue from use of electricity grid – free consumers - resale	68	43	37	-	-	-	82,040	118,557	131,970
Revenue from over demand and reactive excess - Free customers	-	-	-	-	-	-	(89)	(2)	(289)
CDE Subventions - Tariff discount	-	-	-	-	-	-	217,730	-	-
Availability of the electricity network	13	13	14	432,427	418,978	404,663	182,657	252,127	235,997
RAP	-	-	-	-	-	-	270,485	264,404	178,927
Availability of the transmission network to related parties	-	-	-	-	-	-	15,794	18,260	20.641
Revenue from construction	-	-	-	-	-	-	698,047	572,735	619,135
Other revenue	-	-	-	-	-	-	206,795	170,488	158,532

Gross operating revenue							9,998,978	10,668,666	9,325,467

(-) Revenue deductions
State VAT (ICMS	-	-	-	-	-	-	(1,827,592)	(2,136,963)	(1,855,960)
Contribution Tax on Gross Revenue for Social Integration Program (PIS)	-	-	-	-	-	-	(84,168)	(97,093)	(63,276)
Contribution Tax on Gross Revenue for Social Security Financing (COFINS)	-	-	-	-	-	-	(327,781)	(440,955)	(295,519)
Service tax (ISS)	-	-	-	-	-	-	(3,996)	(2,979)	(3,141)
Quota for Global Reversion Reserve (RGR)	-	-	-	-	-	-	1,973	(125,956)	(116,268)
CCC/CDE Subventions	-	-	-	-	-	-	(39,480)	(270,988)	(333,426)
P&D and energy effectiveness	-	-	-	-	-	-	(74,281)	(69,511)	(42,607)
Ex-Isolated charges	-	-	-	-	-	-	(188)	(9,636)	(8,249)
Other taxes and contributions on revenue	-	-	-	-	-	-	(7,710)	(29,500)	(27,749)
Total revenue deductions	-	-	-	-	-	-	(2,363,223)	(3,183,581)	(2,746,195)

Total	5,675,538	5,477,657	5,321,845	18,998,569	18,168,548	17,261,830	7,635,755	7,485,085	6,579,272

34.	OPERATING COSTS AND EXPENSES

Operating expenses breakdown according to their nature is as follows:

	12/31/2013					12/31/2012	12/31/2011
	Cost of services	Selling expenses	General and administrative expenses	Others	Total	Total	Total

Personnel (including private pension plan)	(241,409)	(3,585)	(134,544)	-	(379,538)	(366,776)	(321,577)
Material	(21,668)	(5,854)	(3,832)	-	(31,354)	(29,942)	(26,803)
Raw material and inputs for electricity production	(233,648)	-	-	-	(233,648)	(127,420)	(120,512)
Third-party services	(394,878)	(20,543)	(130,342)	-	(545,763)	(525,003)	(490,810)

Electricity purchased for resale	(2,837,970)	-	-	-	(2,837,970)	(2,599,878)	(2,065,756)
Transmission system charges	(321,758)	-	-	-	(321,758)	(610,898)	(383,374)
System service charges	(25,858)	-	-	-	(25,858)	(53,328)	(57,411)
Asset retirement costs	(82,393)	-	(11,694)	-	(94,087)	(75,482)	(8,774)
Impairment	-	-	-	(10,919)	(10,919)	-	-
Write-off – Decision No 367	-	-	-	(33,918)	(33,918)	-	-
Provision for inventory losses	-	-	-	(7,570)	(7,570)	-	-
Depreciation and amortization	(505,055)	-	(12,886)	-	(517,941)	(455,916)	(452,841)
Financial offsetting or use of water resources	(11,336)	-	-	-	(11,336)	(18,305)	(15,959)
Accrual for doubtful accounts	-	(98,419)	-	-	(98,419)	(98,970)	(128,528)
ANEEL inspection fee	(10,115)	-	-	(4,770)	(14,885)	(15,602)	(28,162)
Construction cost	(698,047)	-	-	-	(698,047)	(572,735)	(13,460)
Provision for contingencies	-	-	(48,102)	-	(48,102)	62,453	(619,135)
Amortization and reversal of incorporation goodwill	-	-	-	(24,720)	(24,720)	(27,013)	(29,518)
Other operating costs/expenses	(36,215)	(388)	(32,710)	(8,645)	(77,958)	(96,139)	(62,024)

	(5,420,350)	(128,789)	(374,110)	(90,542)	(6,013,791)	(5,610,954)	(4,824,464)

34.	OPERATING COSTS AND EXPENSES--Continued

The breakdown of the electricity purchased for resale is as follows:

Description	12/31/2013	12/31/2012	12/31/2011

Centrais Elétricas S.A. - Furnas	(106,011)	(148,120)	(144,050)
Itaipu Binacional	(261,628)	(234,519)	(207,432)
Enertrade Comercializadora de Energia S.A.	(71,627)	(39,706)	(42,276)
EDP Energias do Brasil S.A.	(2,789)	-	-
Tradenergy Emp. Com. Energia	(2,330)	-	-
Energest	(5,052)	-	-
Eletronuclear – account payable	(46,445)	-	-
Eletrobrás termonuclear S.A. - Eletronuclear	(109,178)	-	-
Companhia Hidroelétrica do São Francisco - CHESF	(53,269)	(98,926)	(81,665)
Petróleo Brasileiro S.A. - Petrobras	(61,451)	(70,937)	-
Companhia Energética de São Paulo - CESP	(264,863)	(64,131)	(66,510)
Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE	(40,736)	(46,601)	(46,564)
Copel Geração S.A. - COPEL	(30,485)	(45,562)	(40,251)
CEMIG - Geração e Transmissão S.A.	(51,020)	(43,586)	(41,643)
Electric Energy Sale Chamber – CCEE	(249,085)	(160,232)	(23,851)
CCEARs - Electricity Commercialization Arrangements on Regulated Environment	(684,892)	(693,277)	(661,390)
Program to Foster Alternative Electric Energy Sources -PROINFA	(114,614)	(95,580)	(75,887)
QUATIARA	(3,478)	-	-
SAFIRA	(5,888)	-	-
Tractebel Energia S.A. (*)	(17,051)	(34,517)	(33,426)
Contracts as per availability	(362,526)	(282,660)	(153,455)
Potency physic guarantee quotas	(171,152)	-	-
(-) Recuperation energy buying expense	83,341	-	-
Hydrology Risk	(20,939)	-	-
(-) Recuperation hydrology risk expense	20,939	-	-
Involuntary exposition	(296,109)	-	-
(-) Recuperation involuntary exposition expense	199,171	-	-
MCSD - Leftovers and Deficits Offsetting Mechanism	(75,246)	(215,697)	(201,682)
Other	(33,557)	(325,827)	(245.494)

	(2,837,970)	(2,599,878)	(2,065,576)

(*)   Availability of the generator of electricity is contracted when necessary.

35.	FINANCIAL INCOME (EXPENSES)

Description	12/31/2013	12/31/2012	12/31/2011

Financial income
Income from financial ,investments	151,565	120,075	121,429
Interest income from debentures	-	-	4,168
Penalties and arrears surcharges	89,915	96,447	84,901
Financial income - Indemnifiable assets	205,165	487,517	23,728
Restatement of legal deposits	31,491	4,585	2,583
Pension fund charges	-	7,798	13,166
Credit updated for PIS and COFINS	100,671	-	-
Monetary restatement - CELG	2,891	11,530	117,655
Other finance income	29,895	39,827	84,109

Total financial income	611,593	767,779	451,739

Financial expenses
Monetary variation	(16,043)	(16,459)	(48,339)
Debt charges	(79,656)	(108,123)	(165,955)
Restatement of taxes and penalties	(8,216)	(9,044)	(19,570)
Monetary restatement on provisions for tax, civil and labor risks	(65,065)	(68,035)	(62,177)
Pension plan charges	(50,214)	(49,984)	(25,383)
Interest expenses on debentures	(107,148)	(118,635)	(104,408)
Monetary variation on debentures	(59,380)	(52,702)	(13,691)
DIC / FIC indemnifications	(33,875)	(23,112)	(28,169)
Swap losses	(3,936)	(5,656)	-
Energy Effectiveness Correction and R&D Program	(1,609)	(2,377)	(3,400)
IOF and IOC	(6,076)	(3,505)	(1,011)
Fines	(42,859)	(65,157)	-
Financial restatement	-	(24,197)	(8,649)
Updated Eletronuclear - account payable	(8,495)	-	-
Updated IAS 19 (Revised)	(10,568)	-	-
Other financial expenses	(56,446)	(60,394)	(94,596)

Total financial expenses	(549,586)	(607,380)	(575,348)

Exchange variation – assets	105,620	76,621	121,380
Exchange variation - liabilities	(123,380)	(75,546)	(140,284)

Total exchange variation	(17,760)	1,075	(18,904)

Total	44,247	161,474	(142,513)

36.	PROFIT SHARING

The Company and its subsidiaries implemented a profit sharing program based on operating and financial goals previously defined, given that these goals come from the Group’s strategic planning up to each professional’s respective area, in addition to a behavioral assessment of each employee. In 2013, profit sharing amounted to R$ 3,811 (R$ 3,619 in 2012). The Group’s profit sharing amount summed up to the profit sharing amount of its subsidiaries totaled R$ 34,419 in 2013 (R$ 31,228 in 2012).

37.	INSURANCE COVERAGE

The Company’s subsidiaries main assets in service are covered by an operating risk policy of Endesa Group, with amount in risk for material damages totaling R$ 5,131,246 , with a limit coverage for loss of profit of R$ 7,530,355 and a general indemnification limit, per loss, of R$112,925 for distribution companies, and R$ 1,129,250 for other companies. The Group also takes out civil liability insurance included in Endesa Corporate insurance program amounting to R$ 451,700 per loss or annual aggregate for the first risk, and amounting to R$ 1,129,250 per loss or annual aggregate for the second risk, specifically for CDSA. Both programs are valid for the period from November 01, 2013 to October 31, 2014.

At December 31, 2013, Endesa Brasil’s subsidiaries had the following insurance coverage:

Operating risk

Subsidiaries	Effective date	Insured amount	Maximum guarantee per loss

Ampla Energia	1/11/2013 to 10/31/2014	1,013,914	112,925
CDSA	1/11/2013 to 10/31/2014	1,447,652	1,129,250
CIEN	1/11/2013 to 10/31/2014	1,226,380	1,129,250
CGTF	1/11/2013 to 10/31/2014	691,730	1,129,250
COELCE	1/11/2013 to 10/31/2014	751,570	112,925
Civil liability
Subsidiaries	Effective date	Insured amount	Maximum guaranteeper loss

Ampla Energia	1/11/2013 to 10/31/2014	n/a	451,700
CDSA	1/11/2013 to 10/31/2014	n/a	451,700
CIEN	1/11/2013 to 10/31/2014	n/a	451,700
CGTF	1/11/2013 to 10/31/2014	n/a	451,700
COELCE	1/11/2013 to 10/31/2014	n/a	451,700

38.	OTHER INFORMATION

Provisional Executive Order No. 627/2013

On September 17, 2013, Brazilian IRS Revenue Procedure (IN) No. 1,397 was disclosed and, on November 12, 2013, the Provisional Executive Order No. 627 (“MP 627”) was enacted, thus revoking the Transition Tax Regime (RTT) as from 2015, with the introduction of the new tax regime; (ii) amends Decree-Law No. 1,598/77 for computation of the corporate income tax, and legislation on social contribution tax (CSLL). The new tax regime provided for in MP 627 enters in force as from 2014, if so elected by the entity. Among the provisions of MP 627, we point out those approaching profit sharing and payment of dividends, interest on equity calculation basis and the equity pickup calculation during RTT term.

The Group prepared an analysis of the possible effects of MP 627 and IN 1397, and concluded that they have no significant effect on its operations and financial statements for year ended December 31, 2013, based on our best interpretation of the current wording of MP 627. The possible conversion of MP 627 into Law may lead to a different conclusion. The Group awaits definition of amendments to MP 627 to elect or not early adoption for year 2014.

39.	SUBSEQUENT EVENTS

On January 14, 2014, subsidiary COELCE disclosed a material fact with the Brazilian Securities and Exchange Commission (CVM), informing that, at that date, its indirect controlling shareholders, Enersis S.A., a publicly-held company with head office in Santiago, Chile, at Calle Santa Rosa, No. 76, registered with Chile’s under the no. 175 (“Offeror”), in a Board of Directors’ meeting, held at said date, approved, together with Banco Itaú BBA S.A., as the intermediary entity (“Intermediary Entity”), the Voluntary Initial Public Offering for Acquisition of Shares (“OPA”) under the terms of CVM Rule No. 361 of March 5, 2002, as amended (“CVM Rule No. 361/02”).

Offeror, as informed to subsidiary COELCE, is inclined to acquire, during the OPA, up to all Common Shares (“Common Shares”), A-Class Preferred Shares (“A-Class Preferred Shares”), and B-Class Preferred Shares (“B-Class Preferred Shares”) issued by COELCE and traded in the market (together: Common shares, A-Class Preferred Shares and B-Class Preferred Shares, “OPA Shares”), corresponding, at the date of this material fact, to: (i) 3,086,975 (three million, eighty-six thousand, nine hundred and seventy-five) common shares, representing approximately 6.422% of the total common shares whose issuance is controlled by subsidiary COELCE and 3.965% of total equity capital of subsidiary COELCE; (ii) 26,454,018 (twenty-six million, four hundred and fifty-four thousand, and eighteen) A-Class preferred shares, representing approximately 93.634% of total A-Class preferred shares whose issuance is controlled by COELCE and 33.978% of total capital of subsidiary COELCE; and (iii) 1,534,662 (one million, five hundred and thirty-four thousand, six hundred and sixty-two) B-Class preferred shares, representing 100% of the total B-Class preferred shares whose issuance is controlled by COELCE and 1.971% of total equity capital of subsidiary COELCE.

The price requested by Offeror to holders of OPA shares is R$ 49.00 (forty-nine Brazilian reais) per OPA share, cash-only, in Brazilian currency (“Acquisition Price”). The acquisition price represents, according to the information provided by the Offeror, a premium of 20.1% on the weighted average price of A-Class preferred shares traded with BM&FBOVESPA at the end of 30 trade sessions until January 13, 2014.

The Voluntary OPA Auction took place on February 17, 2014, beginning at 16h00 (GMT-3).

According to the results, its indirect controlling shareholders, Enersis S.A. was able to add the 15.13% of COELCE’s equity, which now holds indirectly a 74% of the shares.

According to Brazilian regulations, the offer will be extended within 90 days only for holders of common shares, due to this series reached the two-thirds of the shares. This, as the regulations in the country stipulates that if an OPA achieved more than two-thirds of the shares, the OPA will be automatically extended by 90 days, whereas if achieved just one-third, but under two-thirds will be purchased pro-rata equivalent to one-third titles. Under this figure, it must purchase all the titles offered.

However, the series of common shares represent only 3.965% of the total capital of COELCE, which Enersis S.A. already has 3.81%. Therefore, under this new process, the indirect controlling shareholders, Enersis S.A., can increase its participation only in 0.15%.

The process is expected to be completed in 90 days, from February 17, 2014, pursuant to the terms of the notice and standards were purchased CVM.