Form 20-F/A
period 2013-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2014-04-02
CIK 926864

UNITED STATES

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

☐ Yes       ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to annual report on Form 20-F for the year ended December 31, 2013 (the “Form 20-F”) is filed solely for the purpose of incorporating the conformed signature page, which was inadvertently omitted from the Form 20-F filed by Empresa Nacional de Electricidad S.A. (the “Company”) on April 1, 2014.

Except for the signature page and the updated certifications of our Chief Executive Officer and Chief Financial Officer, this Amendment No. 1 to our Form 20-F does not modify or update other disclosures in, or exhibits to, the Form 20-F.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.      Financial Statements

None.

Item 18.      Financial Statements

Endesa Chile and Subsidiaries

Index to the Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Item 19.      Exhibits

Exhibit	Description

1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.(*)

8.1	List of Subsidiaries as of December 31, 2013.(**)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.(**)

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.(**)

12.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.(**)

13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

(*)	Incorporated by reference to Endesa Chile’s Form 20-F for the year ended December 31, 2009.
(**)	Previously filed.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Endesa Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:	/s/ Fernando Gardeweg R.
Name:	Fernando Gardeweg R.

Title:	Chief Financial Officer

Date:    April 2, 2014

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