Form 20-F
period 2014-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2015-04-30
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

For the transition period from                to

Commission file number: 1-13240

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

(Exact name of Registrant as specified in its charter)

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

(Translation of Registrant’s name into English)

CHILE

(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile

(Address of principal executive offices)

Ramiro Alfonsín, phone: (56-2) 2353-4639, rdab@endesa.cl, Santa Rosa 76, Piso 15, Santiago, Chile

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

US$ 200,000,000	8.625%	Notes due August 1, 2015
US$ 205,881,000	7.875%	Notes due February 1, 2027
US$ 70,780,000	7.325%	Notes due February 1, 2037
US$ 40,416,000	8.125%	Notes due February 1, 2097
US$ 400,000,000	4.25%	Notes due April 15, 2024

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

☐ Yes       ☒ No

Endesa Chile’s Simplified Organizational Structure(1)

As of December 31, 2014

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents Endesa Chile’s economic interest in such subsidiary.
(2)	Túnel El Melón was sold on January 9, 2015.
(3)	We participate in the Brazilian electricity business through our interest in Enel Brasil, which consolidates operations of two generation companies (Fortaleza and Cachoeira Dourada), one transmission company (CIEN) and two distribution companies (Ampla and Coelce). Enel Brasil is a subsidiary of our parent company, Enersis.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	A publicly held Brazilian distribution company operating in Rio de Janeiro, owned by Enel Brasil, a subsidiary of our parent company, Enersis.

ANEEL	Agência Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

BNDES	Banco Nacional de Desarrollo Económico y Social	The National Bank for Economic and Social Development (“BNDES”) is the principal agent of development in Brazil with a focus on sustainable social and environmental development.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Enel Brasil, a subsidiary of our parent company, Enersis.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Our Chilean generation subsidiary that operates plants in the SING and SIC. Celta merged with Endesa Eco in November 2013 and currently operates several plants in northern Chile including Pangue, San Isidro, and those previously held by Endesa Eco.

Cemsa	Central Comercializadora de Energía S.A.	Energy trading company with operations in Argentina, and a subsidiary of our parent company, Enersis.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area and owned by our parent company, Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Enel Brasil, a subsidiary of our parent company, Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company that operates mainly in Bogota and is controlled by our parent company, Enersis.

Coelce	Companhia Energética do Ceará S.A.	A publicly held Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Enel Brasil, a subsidiary of our parent company, Enersis.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Costanera	Central Costanera S.A.	A publicly held Argentine generation company controlled by us. Formerly known as Endesa Costanera.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Argentine transmission company and a subsidiary of Enel Brasil.

Edegel	Edegel S.A.A.	A publicly held Peruvian generation company and our subsidiary.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	A publicly held Peruvian distribution company, with a concession area in the northern part of Lima, and a subsidiary of our parent company, Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company, with a concession area in the south of the Buenos Aires greater metropolitan area, and a subsidiary of our parent company, Enersis.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company and our subsidiary, with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by us.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with operations in Chile, Argentina , Colombia and Peru, and an equity interest in Brazil. Registrant of this Report.

Endesa Eco	Endesa Eco S.A.	Our former Chilean subsidiary and owner of Central Eólica Canela S.A. and Ojos de Agua mini hydroelectric plant. Endesa Eco was merged with Celta in November 2013.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company which sold its 60.6% beneficial interest in our parent company, Enersis to a subsidiary of Enel in October 2014.

Enel	Enel S.p.A.	An Italian power company with a 60.6% beneficial interest in Enersis.

Enel Brasil	Enel Brasil, S.A.	Brazilian holding company and a subsidiary of our parent company, Enersis. Enel Brasil was formerly known as Endesa Brasil S.A.

Enel Iberoamérica	Enel Iberoamérica, S.R.L.	A wholly-owned subsidiary of Enel and owner of 20.3% of Enersis, which it acquired from Endesa Spain in October 2014. Enel Iberoamérica was formerly known as Enel Energy Europe S.R.L.

Enel Latinoamérica	Enel Latinoamérica S.A.	A wholly-owned subsidiary of Enel Iberoamérica and owner of 40.3% of Enersis.

Enersis	Enersis S.A.	Our Chilean parent company, with a 60.0% controlling stake.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Brazilian generation company that operates a combined cycle plant, located in the state of Ceará. Fortaleza is wholly-owned by Enel Brasil, a subsidiary of our parent company, Enersis.

GasAtacama	GasAtacama S.A.	Our subsidiary involved in gas transportation and electricity generation in northern Chile.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company which owns GasAtacama and became our subsidiary of following the acquisition of an additional 50% interest from Southern Cross Latin America Private Equity Fund III, L.P. in April 2014.

Gener	AES Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina and Colombia.

GNL Quintero	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG is unloaded, stored and regasified.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina, Colombia and Peru.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pangue	Empresa Eléctrica Pangue S.A.

A former Chilean subsidiary of Endesa Chile and former owner of the Pangue power station. Pangue merged with San Isidro, which merged with Endesa Eco, which then merged with Celta. As a result, Pangue is now consolidated by Celta.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held Chilean electricity company, owner of three power stations in the Maule River basin and our subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.

A former Chilean subsidiary of Endesa Chile. San Isidro merged with Pangue in May 2012 and Endesa Eco merged with San Isidro in September 2013. Celta merged with Endesa Eco in November 2013. As a result, San Isidro is now consolidated by Celta.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), which is a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

XM	Expertos de Mercado S.A. E.S.P.	A subsidiary of Interconexión Eléctrica S.A. (“ISA”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the” Company”) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2014.

We are a Chilean company engaged directly and through our subsidiaries and jointly-controlled entities in the electricity generation business in Chile, Argentina, Colombia and Peru. We also have unconsolidated equity investments in companies engaged primarily in the electricity generation, transmission and distribution businesses in Brazil. As of the date of this Report, our direct controlling entity, Enersis S.A. (“Enersis”), beneficially owns 60.0% of our shares. Enel S.p.A. (“Enel”), an Italian generation and distribution company, beneficially owns 60.6% of Enersis through wholly-owned Spanish subsidiaries.

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

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2014, one UF was equivalent to Ch$ 24,627.10. The U.S. dollar equivalent of one UF was US$ 40.59 as of December 31, 2014, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2014 of Ch$ 606.75 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.

The Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to maintain the Observed Exchange Rate within a desired range.

As of March 31, 2015, one UF was equivalent to Ch$ 24,622.78. The U.S. dollar equivalent of one UF was US$ 39.30 on March 31, 2015, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 626.58 per US$ 1.00.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us included in this Report are presented in Chilean pesos. Since January 1, 2009, we have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

All of our subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions.

Investments in associated companies over which we exercise significant influence are recorded in our consolidated financial statements using the equity method. For detailed information regarding subsidiaries, jointly-controlled entities and associated companies, see Appendices 1, 2 and 3 to the consolidated financial statements.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2014, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

Technical Terms

References to “TW” are to terawatts; references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1055 joules. References to “Hz” are to hertz; and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW.

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

Rounding

Certain figures included in our consolidated financial statements have been rounded for ease of presentation. Percentages expressed in this Report may not have been calculated using rounded figures, but by using amounts prior to rounding. For this reason, percentages expressed in this Report may vary from those obtained by performing the same calculations using figures in our consolidated financial statements. Certain other amounts that appear in the tables in this Report may not total exactly due to rounding.

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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory framework of the electricity industry in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the markets in South America where we conduct our business; and

•	the factors discussed below under “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

RECENT DEVELOPMENTS

Corporate Reorganization Process

On April 22, 2015, our Board of Directors was informed of a significant event released as of the same date by our ultimate parent company, Enel, in which it refers to the convening of the Board of Directors of Enersis, Endesa Chile and Chilectra to begin the assessment of a potential corporate reorganization process to separate electricity generation activities and assets in Chile from those in Argentina, Brazil, Colombia and Peru.

Later, on April 28, 2015, our Board of Directors, acknowledge receipt and unanimously decided to evaluate the possibilities of a corporate reorganization and to initiate the study of the aforementioned proposal. On a meeting held as of the same date, the Enersis’ Board of Directors also decided to begin the study of the aforementioned proposal.

        The objective of this reorganization is to generate value for all of our shareholders. This reorganization may include the creation of new companies and future mergers of these new companies, which are the owners of those business stakes outside of Chile. These reorganization transactions would not require any additional cash contributions and will not change current shareholdings from our shareholders.

If the reorganization process is eventually approved by our Board of Directors, it will be submitted for approval at our Shareholders’ Meetings.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 is derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 are derived from our consolidated financial statements not included in this Report. Since January 1, 2009, our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Amounts are expressed in millions, except for ratios, operating data, shares and ADS (American Depositary Shares) data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2014, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 606.75 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.

For more information concerning historical exchange rates, see “ — Exchange Rates” below.

The following tables set forth our selected consolidated financial data for the years indicated and the operating data by country:

	As of and for the year ended December 31,
	2014(1)	2014	2013	2012(2)	2011(2)	2010
	(US$ millions)			(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	4,032	2,446,534	2,027,432	2,320,385	2,284,265	2,435,382
Operating expenses(3)	(2,589)	(1,571,213)	(1,244,593)	(1,707,969)	(1,517,575)	(1,544,658)
Operating income	1,443	875,321	782,839	612,416	766,690	890,724
Financial income (expense), net	(113)	(68,782)	(137,130)	(146,995)	(119,091)	(119,717)
Total gain (loss) on sale of non-current assets not held for sale	0	82	2,564	765	973	1,621
Other non-operating income	83	50,565	120,140	135,670	139,893	91,947

Income before income tax	1,413	857,186	768,413	601,856	788,465	864,575
Income tax	(491)	(298,109)	(204,907)	(182,833)	(207,330)	(179,964)
Net income	922	559,077	563,506	419,023	581,135	684,611

Net income attributable to shareholders of the Company	455	276,027	353,927	234,335	446,874	533,556

Net income attributable to Minority interests	467	283,050	209,579	184,688	134,261	151,055
Net income (loss) per Share, basic and diluted (Ch$/US$ per share)	0.06	33.65	43.15	28.57	54.49	65.05
Net income (loss) per ADS (Ch$/US$ per ADS)	1.66	1,009.50	1,294.50	857.13	1,634.70	1,953
Cash dividends per Share (Ch$/US$ per share)	0.036	21.58	14.29	27.24	32.53	17.53
Cash dividends per ADS (Ch$/US$ per ADS)	1.07	647.29	428.57	817.28	975.90	525.90
Number of shares of common stock (millions)	8,202	8,202	8,202	8,202	8,202	8,202
Number of ADS (millions)	—	12	12	14	13	11

Consolidated Statement of Financial Position Data
Total assets	11,929	7,237,672	6,762,125	6,453,231	6,506,747	6,034,872
Non-current liabilities	3,825	2,321,048	1,935,919	1,952,720	2,159,729	1,969,055
Equity attributable to shareholders of the parent company	4,450	2,700,280	2,651,968	2,541,242	2,558,538	2,376,487
Equity attributable to Minority interests	1,358	823,606	935,846	893,251	882,460	728,340
Total equity	5,808	3,523,886	3,587,814	3,434,493	3,440,998	3,104,827
Capital stock(4)	2,534	1,537,723	1,537,723	1,537,723	1,537,723	1,537,723
Other Consolidated Financial Data
Capital expenditures (CAPEX)(5)	694	421,314	292,017	257,483	263,608	258,790
Depreciation, amortization and impairment losses(6)	362	219,661	196,155	195,685	179,978	179,714

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 606.75 per U.S. dollar, as of December 31, 2014.
(2)	Restated as a result of the application of IFRS 11.
(3)	Operating expenses include selling and administration expense.
(4)	Includes share premium.
(5)	CAPEX figures represent effective payments for each year.
(6)	For further detail please refer to Notes 8C and 28 of the Notes to our consolidated financial statements.

The 2014 net income, net income per share and net income per ADS presented above are based on our consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB. These figures differ from the net income per share included in our statutory consolidated financial statements filed with the SVS on January 29, 2015. This is due to the fact that our statutory consolidated financial statements were prepared in accordance with the SVS guidelines and instructions, which are composed of the IFRS as issued by the IASB and supplemental instructions from the SVS, which require that the effects of the enacted Chilean tax reform on deferred taxes to be recognized in retained earnings instead of the income statement as required under IFRS. As of December 31, 2014, the only SVS instruction that conflicts with IFRS is related to the effects of the Chilean tax reform that consisted in an increase in net deferred tax liabilities. The following table set forth the main differences in net income and net income per share:

	For the year ended December 31, 2014
	Net Income	Net Income per share
	(Ch$ millions)	(Ch$ per share)
Consolidated Financial Statements under IFRS	276,027	33.65
Statutory Financial Statements (SVS)	334,556	40.79

The payment of dividends is based on the net income included in our Chilean statutory consolidated financial statements, which is higher than net income based on IFRS for the reasons described above.

	As of and for the year ended December 31,
	2014	2013	2012	2011	2010
Operating data by country
Endesa Chile
Installed capacity in Chile (MW)(1)	6,351	5,571	5,571	5,221	5,221
Installed capacity in Argentina (MW)	3,652	3,652	3,652	3,652	3,652
Installed capacity in Colombia(MW)	3,059	2,925	2,914	2,914	2,914
Installed capacity in Peru (MW)	1,652	1,540	1,657	1,668	1,668
Generation in Chile (GWh)(1)(2)	18,063	19,438	19,194	19,296	19,096
Generation in Argentina (GWh)(2)	9,604	10,840	11,207	10,713	10,862
Generation in Colombia (GWh)(2)	13,559	12,748	13,251	12,051	11,237
Generation in Peru (GWh)(2)	8,609	8,391	8,570	8,980	8,293

(1)	The 2014 data includes the capacity and generation of GasAtacama, as a result of its consolidation. Prior to 2014, GasAtacama was excluded.
(2)	Beginning in 2013, we changed how we calculate our electricity generation. The impact of applying the new criteria on a cumulative basis for 2009 through 2012 is not material. We now report the energy effectively available for sales in all countries.

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

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank of Chile has the authority to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions and they must be carried out through the Formal Exchange Market.

The U.S. dollar Observed Exchange Rate, which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2014, the U.S. dollar Observed Exchange Rate Ch$ 606.75 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-end
Year ended December 31,
2014	527.53	621.41	573.70	606.75
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
2011	455.91	533.74	483.45	519.20
2010	468.01	549.17	510.38	468.01
Month ended
March 2015	617.38	642.18	n.a.	626.58
February 2015	616.86	632.19	n.a.	618.76
January 2015	612.47	632.03	n.a.	632.03
December 2014	606.75	621.41	n.a.	606.75
November 2014	580.62	605.46	n.a.	605.46
October 2014	576.50	598.64	n.a.	576.50

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of April 28, 2015, the U.S. dollar Observed Exchange Rate was Ch$ 606.39 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2014, one determines the percent change between the reciprocal of Ch$ 524.61 (the value of one U.S. dollar as of December 31, 2013) and the reciprocal of Ch$ 606.75 (the value of one U.S. dollar as of December 31, 2014). In this example, the percentage change between 0.001906 (the reciprocal of Ch$ 524.61) and 0.001648 (the reciprocal of Ch$ 606.75) is negative 13.5%, which represents the 2014 year-end devaluation of the Chilean peso against the 2013 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2010 through December 31, 2014 and through the date indicated in the table below, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2014	606.75	(13.5)
2013	524.61	(8.5)
2012	479.96	8.2
2011	519.20	(9.9)
2010	468.01	8.4

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

A financial or other crisis in any region worldwide can have a significant impact on the countries in which we operate, and consequently, may adversely affect our operations as well as our liquidity.

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

Financial and political crises in other parts of the world could also adversely affect our business. For example, instability in the Middle East could result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, an international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions. A financial crisis could also diminish our ability to access the capital markets in the five countries in which we operate as well as the international capital markets for other sources of liquidity, or increase the interest rates available to us. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

South American economic fluctuations are likely to affect our results from operations and financial condition as well as the value of our securities.

All of our operations are located in five South American countries. Accordingly, our consolidated revenues may be affected by the performance of South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected. Moreover, we have investments in volatile countries such as Argentina. Insufficient cash flows for our subsidiaries located in Argentina have, in some cases, resulted in their inability to meet debt obligations and the need to seek waivers to comply with restrictive debt covenants.

The majority of our operating income is generated in Chile and Colombia, and 81% of our operating revenues in 2014 were derived from our operations in these countries. As a result, our financial condition and results of operations are particularly dependent on Chilean and Colombian economic performance. Set forth below are the GDP growths in 2014 and forecasts for 2015 for the two named countries according to the World Economic Outlook Database published in April 2015 by the International Monetary Fund (“IMF”):

•	In 2014, Chilean GDP increased by 1.8% compared to a 4.2% increase in 2013. In 2015, Chilean GDP is forecast to grow by 3.3%.

•	In 2014, Colombian GDP increased by 4.6% compared to a 4.7% increase in 2013. In 2015, Colombian GDP is forecast to grow by 4.5%.

Future adverse developments in these economies may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition.

In addition, South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Chilean and Colombian financial and securities markets may be adversely affected by events in other countries, which could adversely affect the value of our securities.

A deterioration of the economic situation in Argentina or a deeper devaluation of the Argentine peso could have an adverse effect on our debt.

The Argentine peso suffered a steep devaluation against the U. S. dollar during 2014. Due to the decline in value of the Argentine peso relative to foreign currencies, the Argentine government has implemented policies to limit purchases of U.S. dollars. The Argentine Central Bank raised the reference interest rate, which increased financing costs for banks and for private sector companies. Although the pace of the devaluation of the Argentine peso against the U.S. dollar has slowed recently, the increase in interest paid on deposits has been insufficient to offset the inflation rate. The devaluation of the Argentine peso may continue in 2015 and future years.

If Argentina’s economy were deemed hyperinflationary, a general price index would be used to present the amounts related to our Argentine subsidiaries in our consolidated financial statements under the provisions outlined in IAS 29, “Financial Reporting in Hyperinflationary Economies.” Amounts for the previous reporting periods would be restated by applying the general price index so that the financial statements between the periods presented would be comparative.

In 2014, the Argentine banking industry increased interest rates on loans and shortened maturities. Liquidity in the Argentine derivatives market also deteriorated, which limited access to swaps of Argentine peso-denominated debt into other currencies. As a result our Argentine peso-denominated debt is exposed to further devaluation of the Argentine peso.

Argentina’s sovereign creditworthiness also deteriorated in 2014, based on market data and reports from credit ratings agencies. The insurance cost of sovereign bonds, as measured by credit default swaps, increased to 29.9% from 16.5% during 2014, which indicates increased probability of a distressed credit event. Argentina’s sovereign debt rating was downgraded from “CCC-” to “selective default” by Standard & Poor’s and from “CC” to “restricted default” by Fitch, after a default on Argentina’s sovereign bonds in July 2014. Moody’s maintained the long term foreign currency debt rating at “Ca”, but with negative outlook. Further deterioration of Argentina’s economy could adversely affect our results of operations and financial condition.

For further information on our consolidated financial statements by country, please see Note 33.2 of the Notes to our consolidated financial statements.

Certain South American countries have been historically characterized by frequent and occasionally drastic economic interventionist measures by governmental authorities, including expropriations, which may adversely affect our business and financial results.

Governmental authorities have altered monetary, credit, tariff, tax and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru. To a lesser extent, the Chilean government has also exercised and continues to exercise a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. For example, in September 2014, the Chilean government approved the progressive increase of the corporate income tax and a change in the tax system, which may have an additional negative effect upon non Chilean holders of shares or ADSs. In addition, taxes may be due on accrued dividends prior to their payments depending on the tax mechanism elected. Governmental actions in these South American countries have also involved wage, price and tariff rate controls and other interventionist measures, such as expropriation or nationalization.

For example, Argentina froze bank accounts and imposed capital restrictions in 2001, nationalized the private sector pension funds in 2008, used its Central Bank reserves to pay down indebtedness maturing in 2010, expropriated Repsol’s 51% stake in YPF in 2012 and imposed exchange controls in 2014, which limited Argentine access to foreign currencies. In 2010, Colombia imposed an equity tax to finance reconstruction and repair efforts related to severe flooding, which resulted in an extraordinary tax expense accrual booked in January 2011 for taxes payable in 2011 through 2014.

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

Our primary facilities include power plants, transmission and distribution assets, pipelines, liquefied natural gas (“LNG”) terminals and re-gasification plants, storage and chartered LNG tankers. Our facilities may be damaged by earthquakes, flooding, fires, and other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximums.

As an example, on February 27, 2010, Chile experienced a major earthquake in the Bío-Bío region, with a magnitude of 8.8 on the Richter scale, followed by a very destructive tsunami. Our Bocamina I and Bocamina II thermal generation units, which are located near the epicenter, sustained significant damage as a result of the earthquake.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2014, our debt totaled Ch$ 2,117 billion.

Our debt had the following maturity profile:

•	Ch$ 291 billion in 2015;

•	Ch$ 216 billion from 2016 to 2017;

•	Ch$ 228 billion from 2018 to 2019; and

•	Ch$ 1,382 billion thereafter.

Set forth below is a breakdown by country for debt maturing in 2015:

•	Ch$ 147 billion for Chile;

•	Ch$ 91 billion for Colombia;

•	Ch$ 29 billion for Argentina; and

•	Ch$ 24 billion for Peru.

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

In the event that we or our subsidiaries breach any of these material contractual provisions, our creditors and bond holders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable. For example, as of December 31, 2014 and March 31, 2015, our Argentine subsidiary El Chocón did not meet an interest coverage ratio test (EBITDA to interest expense) pursuant to a covenant requirement under a loan agreement with Standard Bank, Deutsche Bank and Itaú that matures in February 2016. El Chocón has experienced difficulties in meeting this covenant several times in the past and has obtained waivers from its lenders. As of the date of this Report, we are in discussions with the lenders but El Chocón has not received any waivers or acceleration notices for its most recent failure to comply with the ratio. If the lenders decide to declare an event of default and accelerate the loan, US$ 15 million of principal and interest would become immediately due and payable under this facility. Because of cross-acceleration provisions of El Chocón’s other loans, an additional Ch$ 21 billion would also be accelerated and El Chocón would be required to enter into bankruptcy.

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

As of the date of this Report, we believe that Argentina continues to be the country in which we operate with the highest refinancing risk. As of December 31, 2014, the third-party debt of our Argentine subsidiaries amounted to Ch$ 73 billion. As long as fundamental issues concerning the local electricity sector remain unresolved, we will roll over our outstanding Argentine debt to the extent we are able to do so. If our creditors will not continue to roll over our debt when it becomes due and we are unable to refinance such obligations, we could default on such indebtedness.

Our inability to finance new projects or capital expenditures or to refinance our existing debt could adversely affect our results of operation and financial condition.

We may be unable to enter into suitable investments, alliances and acquisitions.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees, amortization expenses related to tangible assets and the diversion of management’s attention from other business concerns. In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

Because our generation business depends heavily on hydrological conditions, droughts and climate change may adversely affect our operations and profitability.

Approximately 55% of our consolidated installed generation capacity in 2014 was hydroelectric. Accordingly, extreme hydrological conditions and climate change could adversely affect our business, results of operations and financial condition. In the last few years, regional hydrological conditions have been affected by two climatic phenomena — El Niño and La Niña — that influence rainfall regularity and resulted in droughts.

The ongoing drought in Chile not only reduced our ability to operate our hydroelectric plants at full capacity, but also resulted in increased number of disputes with both the Chilean government and local farmers over water use. As a result of such disputes, we have entered into agreements with both the Chilean government and the farmers that further restrict our ability to use water for hydroelectric generation. If drought conditions persist or become worse, we may face increased pressure by the Chilean government or other third parties to further restrict our water use.

Droughts also affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, in the following manner:

•	During periods of drought, thermal plants are used more frequently. Operating costs of thermal plants can be considerably higher than those of hydroelectric plants. Our operating expenses increase during these periods. In addition, depending on our commercial obligations, we may have to buy electricity at spot prices in order to meet our contractual supply obligations and the cost of these electricity purchases may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

•	Our thermal plants require water for cooling and the drought in Chile not only reduces the availability of water, but also increases the concentration of chemicals, such as sulfates in the water. The high concentration of these chemicals, in the water we use for cooling increases the risk of damaging the equipment at our thermal plants as well as the risk of violating relevant environmental regulations. As a result, we had to purchase water from agricultural areas that are also experiencing shortages of water. These water purchases may increase our operating costs and also imply additional costs to manage our social responsibility commitments.

•	Thermal power plants burning gas generate emissions such as sulfur dioxide (SO2) and nitrogen oxide (NOx) gases. When operating with diesel they also release particulate matter into the atmosphere. Coal fired plants generate emissions of SO2 and NO2. Therefore, greater use of thermal plants during periods of drought increases the risk of violating applicable regulations regarding health and environment.unsatisfactory performance of the abatement equipment used to control pollutant emissions.

In addition, according to certain weather forecast models, the drought that is affecting the regions where most of our Chilean hydroelectric plants are located may last for an extended period in the future as a result of climate change. A prolonged drought will exacerbate the risks described above and have a further negative impact upon our business, results of operations and financial condition.

Governmental regulations may adversely affect our business.

We are subject to extensive regulation of the tariffs we charge our customers and other aspects of our business and these regulations may adversely affect our profitability. For example, the Chilean government can impose electricity rationing during droughts or prolonged failures of power facilities. During rationing, if we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity at the spot price, as even a severe drought does not release us from our contractual obligations as a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Chilean National Energy Commission (Comisión Nacional de Energía or “CNE”). This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions. If we are unable to buy enough electricity at the spot price to comply with our contractual obligations, we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price. Rationing periods have occurred in the past and may occur in the future. Our generation subsidiaries may be required to pay regulatory penalties if they fail to provide adequate service under their contractual obligations. Material rationing policies imposed by regulatory authorities in any of the countries in which we operate could adversely affect our business, results of operations and financial condition.

Electricity regulations issued by governmental authorities in the countries in which we operate may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs, which has been the case with Costanera in Argentina.

The inability of any company in our consolidated group to collect revenues sufficient to cover operating costs may affect the ability of that company to operate as a going concern and may otherwise have an adverse effect on our business, assets, financial results and operations.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities in the countries in which we operate and, if approved, could have a material adverse impact on our business. For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights. In addition, the Chilean government is initiating a review of the current energy policies through an energy agenda presented in May 2014. These changes could adversely affect our results.

Our business and profitability could be adversely affected if water rights are denied or if water concessions are granted with limited duration.

Approximately 55% of our installed capacity in Chile is hydroelectric. We own water rights granted by the Chilean Water Authority (Dirección General de Aguas or “DGA”) for the supply of water from rivers and lakes near our production facilities. Under current law, these water rights are (i) for unlimited duration, (ii) absolute and unconditional property rights and (iii) not subject to further challenge. Chilean generation companies must pay an annual license fee for unused water rights. New hydroelectric facilities are required to obtain water rights, the conditions of which may impact design, timing or profitability of a project.

For example, the HidroAysén hydroelectric project’s environmental impact assessment study was approved by the environmental authority in May 2011, and was subsequently rejected. The study demonstrated that the design of the project and the use of the waters flows from both the Baker and Pascua Rivers could be optimized. To achieve this optimization, greater volumes of water from both rivers were necessary and we requested additional water rights. In January 2015, the Chilean Water Authority denied approximately 92% of the additional volumes of water requested in the Baker River basin and approximately 70% of those requested in the Pascua River basin. The project now requires a new design, which may result in significant delays and increased costs. As a result of this and other complications, we recorded an impairment loss of Ch$ 69,067 million in connection with HidroAysén in the fourth quarter of 2014.

In addition, the Chilean Congress is currently discussing amendments to the Water Code. Under the proposal: (i) water use concessions would be limited to 30 years, which would be extendable with respect to water rights actually used during the 30-year period, unless the Chilean Water Authority demonstrates the water rights have not been used effectively; (ii) new non-consumptive water rights would expire if the holder does not exercise the rights within eight years; and (iii) existing non-consumptive water rights and have not been used would expire within 14 years from the date of being granted. For the rights granted before 2006, January 1, 2006 will be deemed the grant date.

Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Regulatory authorities may impose fines on our subsidiaries, which could adversely affect our results of operations and financial condition.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures, in the five countries in which we operate. In Chile, such fines may be imposed for a maximum of 10,000 Annual Tax Units (Unidades Tributarias Anuales or “UTA”), or Ch$ 5.2 billion using the UTA and foreign exchange rate as of December 31, 2014. In Peru, fines may be imposed for a maximum of 1,400 Treasury Tax Units (Unidad Impositiva Tributaria or “UIT”), or Ch $ 1,080 million, using the UIT and foreign exchange rates as of December 31, 2014. In Colombia, fines may be imposed for a maximum of 2,000 Minimum Monthly Salaries (Salarios Mínimos Mensuales), or Ch$ 312 million using the Minimum Monthly Salary and the exchange rates as of December 31, 2014. In Argentina, there is no maximum limit for relevant fines.

Our electricity generation subsidiaries are supervised by their local regulatory entities and may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company such as when agents are not coordinated with the system operator. In addition, our subsidiaries may be required to pay fines or compensate customers if those subsidiaries are unable to deliver electricity, even if such failure is due to forces outside of the subsidiaries’ control.

For example, in September 2011, the Chilean Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles or “SEF”) fined us and Pehuenche 1,667 UTA (approximately Ch$ 864 million) due to a blackout that occurred in the Santiago metropolitan region in March 2010. For further information on fines, please refer to Note36 of the Notes to our consolidated financial statements.

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

Dividend Limits and Other Legal Restrictions. Some of our non-Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments. Other legal restrictions, such as foreign currency controls, may limit the ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us. In addition, the ability of any of our subsidiaries that are not wholly-owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. Furthermore, some of our subsidiaries may be forced by local authorities, in accordance with applicable regulation, to diminish or eliminate dividend payments. As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.

Contractual Constraints. Distribution restrictions included in certain credit agreements of our subsidiaries Costanera and El Chocón may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Generally, our credit agreements prohibit any type of distribution if there is an ongoing default.

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

As of December 31, 2014, the amount of our total consolidated debt was Ch$ 2,117 billion (net of currency hedging instruments). Of this amount, Ch$ 811 billion, or 38%, was denominated in U.S. dollars and Ch$ 313 billion, or 15% was denominated in Chilean pesos. As of December 31, 2014, our consolidated foreign currency-denominated indebtedness (other than U.S. dollars or Chilean pesos) included the equivalent of:

•	Ch$ 954 billion in Colombian pesos;

•	Ch$ 29 billion in Argentine pesos; and

•	Ch$ 10 billion in Peruvian soles.

These amounts total Ch$ 993 billion in currencies other than U.S. dollars or Chilean pesos.

For the twelve-month period ended December 31, 2014, our operating cash flows were Ch$ 817 billion (before consolidation adjustments) of which:

•	Ch$ 365 billion, or 45%, came from Colombia;

•	Ch$ 248 billion, or 30%, came from Chile;

•	Ch$ 131 billion, or 16%, came from Peru; and

•	Ch$ 73 billion, or 9%, came from Argentina

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us. We will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

For example, in August 2014, the Chilean Superintendency of Environment fined us 8,640 UTAs (approximately Ch$ 4.5 billion) for alleged environmental violations related to the Bocamina II power plant. We appealed the fine, though a provision for this fine was included in our consolidated financial statements. Our financial condition or results from operations could be adversely affected if we are unsuccessful in defending this litigation or other lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 34.3 of the Notes to our consolidated financial statements.

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

Enel beneficially owns 60.6% of Enersis’ share capital, and Enersis owns 60.0% of our outstanding capital stock. Our controlling shareholder has the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Enel also can exercise influence over our business strategy and operations. Its interests may in some cases differ from those of the other shareholders. Enel conducts its business operations in the field of renewable energies in South America through Enel Green Power S.p.A., in which we do not have an equity interest.

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

Environmental regulations for existing and future generation capacity may become stricter, requiring increased capital investments. For example, Decree 13 of the Chilean Ministry of the Environment promulgated in January 2011 and published in June 2011 defined stricter emission standards for thermoelectric plants that must be met between 2014 and 2016 and stricter standards for new facilities or additional capacity. This regulation also requires the establishment of a system of continuous emission monitoring, pursuant to which thermoelectric plants must implement a monitoring system in accordance with the guidelines and protocols issued by the Chilean Superintendency of the Environment. Failure to certify the implementation of such monitoring system may result in penalties and sanctions. In September 2014, the Chilean government enacted Law 20,780 (a tax reform law), which established an annual tax on stationary power generators, such as thermal generators, tied to their emission of pollutants for the previous year. When this provision of the law enters into force in 2018, it will only apply to generators with a capacity of at least 50 MW.

In compliance with these Chilean environmental regulations, all Chilean thermal plants are expected to invest to comply with the new regulations by installing abatement systems to control pollutant emissions. Any delay in installing the abatement equipment may constitute a violation of the regulations which established emission limits effective on June 23, 2015 or June 23, 2016, depending on the plant’s location.

In 2009, we presented our 740 MW coal-fueled Punta Alcalde project for environmental approval in Chile. In 2012, the regional environmental authority rejected the project and we appealed to the Council of Ministers. The Council unanimously reversed the decision of the environmental authority, and issued an environmental qualification resolution (“RCA” in its Spanish acronym) in December 2012. However, the Court of Appeals accepted four injunctions against us in early 2013. In January 2014, the Chilean Supreme Court ruled that the project could proceed but imposed several conditions in the RCA, including steps to improve air quality in the nearby town of Huasco. In addition, the Chilean Supreme Court requested certain environmental evaluations (including an evaluation for the transmission line). In light of the changes requested by the Chilean Supreme Court, we concluded that major modifications to the approved RCA were needed in order to make the Punta Alcalde project economically sustainable. On January 29, 2015, we halted development of the project and the related transmission project. We recorded a Ch$ 12,582 million impairment loss in connection with the Punta Alcalde project in the fourth quarter of 2014.

In addition to environmental matters, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, or other unforeseen events. Any such event could adversely impact our results of operations and financial condition.

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

The amount of time necessary to obtain an environmental qualification resolution for electricity generation or transmission projects in Chile has materially increased, primarily due to judicial decisions against such projects, environmental opposition, social criticism and government delays. This can cast doubt on the ability of a project to obtain such approval and increase the uncertainty for investing in electricity generation and transmission projects in Chile. The uncertainty is forcing companies to reassess their business strategies as the delay in the construction of electricity generation and transmission projects may result in a supply constraints over the next five or six years. If any plant within the system ceases operation unexpectedly, we could experience supply shortages in our system, which could lead to power cuts. Any such event could adversely affect our results of operations and financial condition.

Our power plant projects may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we are unable to effectively manage real or perceived issues that could negatively impact sentiments toward us, our results of operations and financial condition could be adversely affected.

The development of new and existing power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, all of which may impact the sponsoring company’s reputation and goodwill. For example, since December 2013, our Bocamina II power plant has encountered substantial opposition from local fishermen’s unions who claim that our facility negatively affects marine life and causes pollution, which resulted in the temporary shutdown of the power plant. Even though the Chilean Supreme Court lifted the injunction, the power plant has remained offline pending a new environmental qualification resolution, which we now have, as a direct consequence of the claim. Such groups are sometimes financed internationally and may receive global attention. Similarly, the El Quimbo hydroelectric project in Colombia faced constant demands from the public that have delayed construction and increased costs. From April 27, 2014 to May 12, 2014, a national agricultural strike involving communities near the project blocked roads and occupied neighboring land. Additional protests during 2014 blocked the entrance to the Balseadero viaduct construction site and the reservoir basin.

The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders and ultimately lead to projects and operations that may not be optimal, causing our share prices to drop and hindering our ability to attract or retain valuable employees, all of which could result in an impairment of our goodwill with stakeholders.

We may be exposed to asbestos liability and additional expense related to asbestos.

Several of our facilities have asbestos present in them. We have a policy regarding asbestos control and sanitation, which includes a detailed action plan regarding the detecting the presence of asbestos, measuring air quality, ensuring the compliance with safety requirements, as well as a plan to monitor the health of workers.

In April 2015, we completed the removal of the identifiable asbestos from the Bocamina I power plant.

We may incur additional costs to remediate and implement our asbestos control and sanitation policy, or be subject to legal actions against us, which in turn may have a material adverse effect on our business, results of operation and financial condition.

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

In addition, we employ many highly-specialized employees, and certain actions such as strikes, walk-outs or work stoppages by these employees, could negatively impact our operating and financial performance as well as our reputation.

Interruption or failure of our information technology and communications systems or external attacks to or breaches of these systems could have an adverse effect on our operations and results.

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

In the last few years, global cyber attacks on security systems, treasury operations and IT Systems have intensified. We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. During 2014, we suffered two cyber attacks perpetrated by a cyber-terrorist group, which impacted websites in Chile, Argentina, Colombia and Peru. In one case, the attack resulted in a service interruption of 90 minutes.

We rely on electricity transmission facilities that we do not own or control. If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell. This dependence exposes us to several risks. If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results. Currently, the construction of new transmission lines is taking longer than in the past, mainly because of new social and environmental requirements that are creating uncertainty about the probability of completing the projects. In addition, the increase of new non-conventional renewable energy (“NCRE”) projects is congesting the current transmission system as these projects can be built relatively quickly, while new transmission projects can take as long as seven years to be built.

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of all Chileans), due to the failure of Transelec’s 220 kV Ancoa substation. The failure led to the disruption of two 500 kV transmission lines in the Chilean Central Interconnected System (“SIC” in its Spanish acronym) and the subsequent failure of the remote recovery computer software used by the independent entity that coordinates generators, transmission companies and large customers (“CDEC” in its Spanish acronym) to operate the grid. This blackout, which lasted two hours, exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase the reliability of the transmission grid.

Any such disruption or failure of transmission facilities could interrupt our business, which could adversely affect our results of operations and financial condition.

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

All of our assets are located outside of the United States. All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well. If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Item 4.	Information on the Company

A.	History and Development of the Company.

Empresa Nacional de Electricidad S.A. is a publicly held limited liability stock corporation organized under the laws of the Republic of Chile on December 1, 1943. Since 1943, we have been registered in Santiago with the SVS under Registration No. 0114. The Company is legally referred to by its full name as well as by the shorter “Endesa Chile.” In Chile, it is also known as “Endesa,” a term that is avoided in this Report because of potential ambiguity when referring to Endesa, S.A., a related company in Spain.

Our contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4639
Web site:	www.endesa.cl

We are an electricity utility company engaged, directly and through our subsidiaries and affiliates, in the generation and transmission of electricity businesses in Chile, Argentina, Brazil, Colombia and Peru.

Since June 2009, Enel has been our ultimate parent company through Enersis. Enel is an international energy company operating worldwide in the power and gas markets, with a particular focus on Europe and Latin America. Enel operates in 32 countries, across four continents, with over 95 GW of net installed capacity and distributes electricity and gas through a network covering approximately 1.9 million km. Enel has 61 million customers worldwide.

In May 1992, we began our international expansion program with the following developments:

•	We acquired a stake in Costanera in 1992 and in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina. As of December 31, 2014, our equity interest in El Chocón was 65.4% and 75.7% in Costanera.

•	We acquired Edegel in Peru in October 1995. In June 2006, Edegel and Empresa de Generacíon Termoeléctrica Ventanilla S.A. merged, after which Endesa Chile’s equity interest in Edegel increased to 33.1%. In October 2009, we purchased an additional 29.4% of Edegel from Generalima, an indirect Peruvian subsidiary of Endesa Spain. With this transaction, we increased our economic interest in Edegel to 62.5%.

•	We acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively. In September 2007, these subsidiaries were merged and adopted the name of Emgesa. Pursuant to a shareholders’ agreement with Empresa de Energía de Bogotá S.A. signed on August 27, 1997, we have had the right to appoint the majority of Emgesa’s Board members and therefore control Emgesa. In addition, following Enersis’ 2013 capital increase, Enersis has transferred its 25.1% voting rights to us. As of the date of this Report, we hold a total of 56.4% of Emgesa’s voting rights and therefore, we consolidate Emgesa in our consolidated financial statements and our economic interest in Emgesa is 26.9%. For more information on our control and consolidation of Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

•	We acquired Cachoeira Dourada in Brazil in September 1997, and in 1998 we and Endesa Spain invested in CIEN, which operates an international transmission line connecting Brazil and Argentina. Since October 2005, Cachoeira Dourada and CIEN have been subsidiaries of our affiliate, Enel Brasil (formerly Endesa Brasil), which we account for based on the equity method.

•	On April 22, 2014, we acquired an additional 50% interest of Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”), which had been held by Southern Cross Latin America Private Equity Fund III, L.P since 2007 for US$ 309 million (approximately Ch$ 174 billion). In turn, GasAtacama Holding is the parent company of GasAtacama S.A. (“GasAtacama”), which is a generation company located in the northern region of Chile, and has a 780 MW, four-unit combined-cycle power plant. It also owns a pipeline that allows the import of gas from Argentina. GasAtacama Holding and GasAtacama have been consolidated since May 1, 2014. Before this transaction, we held a 48.1% interest in GasAtacama Holding and as a result these companies were recognized as jointly-controlled companies.

On January 9, 2015, we and Central Eléctrica de Tarapacá S.A. (“Celta”) sold 100% of the shares that were jointly held in Sociedad Concesionaria Túnel El Melón S.A. to Independencia S.A., a Chilean private fund. The transaction was valued at Ch$ 25 billion. The sale was part of the disposal of non-strategic assets that we have undertaken in the past few years.

We continue to assess the organization of our company and our subsidiaries on a regular basis, and we will seek to achieve the greatest value to our shareholders by evaluating, from time to time, potential mergers, acquisitions, spin offs, divestments, organizational simplifications and tax optimizations.

As of December 31, 2014, we had 14,715 MW of installed capacity, with 188 generation units in the four countries in which we operate, consolidated assets of Ch$ 7,238 billion and operating revenues of Ch$ 2,447 billion.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our subsidiaries, in order to optimize debt and liquidity management. Generally, our operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. Additionally, by focusing on Endesa Chile as a group and seeking to provide services across the group of companies, we aim to reduce investments at the individual subsidiary level in items such as procurement, telecommunication and information systems. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on developing additional hydroelectric and thermal capacity in Chile and Colombia, to guarantee adequate levels of reliable supply while remaining focused on the environment.

For the 2015-2019 period, we expect to make capital expenditures of Ch$ 2,159 billion in our consolidated subsidiaries, related to investments currently in progress, maintenance of existing generation plants and in the studies required to develop other potential generation projects. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plant and Equipment—Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2015-2019 period and the capital expenditures incurred in 2014, 2013 and 2012:

	Capital Expenditures(1)
	2015-2019	2014	2013	2012
	(in millions of Ch$)

Chile	1,042,271	155,753	85,169	73,673
Abroad	1,117,166	265,561	206,848	183,810

Total	2,159,437	421,314	292,017	257,483

(1)	Capex amounts represent effective payments for each year, net of contributions, except for future projections.

Capital Expenditures 2014, 2013 and 2012

Our capital expenditures in the last three years were related principally to the 350 MW Bocamina II project in Chile, the 400 MW El Quimbo project in Colombia and the maintenance of existing installed capacity. El Quimbo project is still under construction and Bocamina II began commercial operations in October 2012. Subsequently, Bocamina II suspended operations in December 2013, due to environmental injunctions, and has not resumed operations as of the date of this Report. Additionally, in December 2014, the Salaco plant optimization was completed, adding a total of 145 MW to the Colombian system.

Investments currently in progress

Our material plans in progress include the completion of El Quimbo project, which is expected to be completed by September 2015, and will add 400 MW of capacity to our Colombian operations. Our material plans also include the 150 MW Los Cóndores project in Chile, which began construction in 2014 and is expected to be completed in 2018.

We believe projects in progress will be financed with resources provided by external financing as well as internally generated funds for each of the projects described.

B.	Business Overview.

We are a publicly held limited liability stock corporation with operations in Chile, Argentina, Colombia, and Peru, and an equity interest in a Brazilian company. Our core business is the electricity generation. We also participate in other activities which are not part of our core business. Since these non-core activities represent less than 1% of our 2014 revenues, we do not report them as separate business in this Report or in our consolidated financial statements.

The table below presents our revenues by operating segment:

	Year ended December 31,			Change 2014 vs. 2013
Revenues	2014	2013	2012
	(in millions of Ch$)			(in %)
Generation (Chile)	1,225,716	962,879	1,107,117	27.3
Other businesses and intercompany transaction adjustments (Chile)	10,420	10,261	7,503	1.5
Argentina	105,265	131,443	344,178	(19.9)
Colombia	753,373	639,504	580,125	17.8
Peru	353,795	283,806	282,124	24.7
Consolidated adjustments to foreign subsidiaries	(2,035)	(461)	(662)	n.a.

Total revenues	2,446,534	2,027,432	2,320,385	20.7

For further financial information related to operating segments, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 33 of the Notes to our consolidated financial statements.

We own and operate 188 generation units in the four countries in which we consolidate results, consisting principally of 111 generation units in Chile with an aggregate installed capacity of 6,351 MW as of December 31, 2014.

Additionally, as of December 31, 2014, we held economic interests in 77 generation units outside of Chile with an aggregate installed capacity of 8,363 MW, which represents an increase of 245 MW compared to 2013.

As of December 2014, we accounted for 32% of Chile’s total generation capacity, measured by the installed capacity published by CDEC-SIC. Hydroelectric installed capacity represents 55.5% of our total installed capacity in Chile, thermoelectric represents 44.0% and wind power represents 0.5%. The CDEC manages Chile’s electricity distribution. See “Item 4. Information on the Company — B. Business Overview — Electricity Industry and Regulatory Framework.” Hydroelectric installed capacity outside Chile represents 56.8% of our total installed capacity outside Chile. Based on 2014 data, our installed generation capacity in Argentina, Colombia and Peru represents approximately 12%, 20% and 19% of total capacity in each country, respectively.

For additional detail on capacity increase of these units see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following table summarizes our consolidated generation by type of energy:

CONSOLIDATED GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	31,259	62.7	28,465	55.4	30,732	58.8
Thermal generation(1)	18,419	37.0	22,808	44.4	21,336	40.9
Other generation(2)	158	0.3	145	0.3	153	0.3

Total generation	49,835	100	51,417	100	52.222	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Other generation refers to the Canela and Canela II wind farms.

Our consolidated electricity generation reached 49,835 GWh in 2014, 3.1% lower than in 2013, and it is mainly due to a decrease in hydro generation in Chile and Colombia, a conditioned dispatch by the electric market operator (“CAMMESA” in its Spanish acronym) in Argentina, and lower thermal generation in Peru. Our total generation in Chile decreased from 19,439 GWh to 18,063 GWh, or a decrease of 7.1%. Our total generation increased by 6.4% in Colombia, by 2.5% in Peru and decreased by 11.4% in Argentina. Hydroelectric generation in 2014 in the four countries where we operate was 9.8% higher than in 2013 and thermal generation in 2014 was 19.2% lower than in 2013.

Our consolidated electricity sales for 2014 w 56,692 GWh, 1.8% lower than in 2013. We increased our sales in Chile from 20,406 GWh to 21,157 GWh, or 3.5%. We also increased our sales in Peru from 8,903 GWh to 9,320 GWh, or 4.5%. The decrease in our consolidated electricity sales is mainly explained by the results obtained in Argentina and Colombia, with a decrease of 15.5% and 2.0%, respectively, as set forth in the following table:

ELECTRICITY DATA BY COUNTRY

	As of and for the year ended December 31,
	2014	2013	2012
Chile(1)
Number of generating units(2)(3)	111	105	105
Installed capacity (MW)(3)(4)	6,351	5,571	5,571
Electricity generation (GWh)	18,063	19,438	19,194
Energy sales (GWh)	21,157	20,406	20,878
Argentina
Number of generating units(2)	20	20	20
Installed capacity (MW)(4)	3,652	3,652	3,652
Electricity generation (GWh)	9,604	10,840	11,207
Energy sales (GWh)	10,442	12,354	11,852
Colombia
Number of generating units(2)(3)	32	29	30
Installed capacity (MW)(3)(4)	3,059	2,925	2,914
Electricity generation (GWh)	13,559	12,748	13,251
Energy sales (GWh)	15,773	16,090	16,304
Peru
Number of generating units(2)	25	24	25
Installed capacity (MW)(3)(4)	1,652	1,540	1,657
Electricity generation (GWh)	8,609	8,391	8,570
Energy sales (GWh)	9,320	8,903	9,587
Total

Number of generating units(2)	188	178	180
Installed capacity (MW)(4)	14,715	13,688	13,794
Electricity generation (GWh)	49,835	51,417	52,222
Energy sales (GWh)	56,692	57,754	58,621

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”
(3)	The Bocamina II TV2 generation unit in Chile has been consolidated since April 2012, the Darío Valencia hydro plant in Colombia has been consolidated since November 2013 and unit 2 of the Matucana hydro plant in Peru increased its installed capacity in June 2013. In October 2013, La Junca unit and La Tinta 5 unit in Colombia and the Santa Rosa TG 7 unit in Peru were all decommissioned; however, the Santa Rose TG 7 unit was recommissioned in December 2014.
(4)	Total installed capacity is defined as the maximum capacity (MW), under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers in each country, according to criteria defined by such authorities and relevant contracts.

We breakdown our sales to customers by using the two following criteria:

•	The first criterion corresponds to regulated and unregulated customers. Regulated customers are distribution companies that mainly serve residential customers. Unregulated customers, on the other hand, may freely negotiate the electricity price with generators, or may purchase electricity in the pool market at the spot price. The classification of regulated customers differs from a country to another.

•	The second criterion corresponds to contracted and non-contracted sales. This method is useful because it provides us a uniform way to compare the customers of each country. Contracted sales are defined uniformly throughout.

In the countries in which we operate, the potential for contracting electricity is generally related to electricity demand. Customers identified as small volume regulated customers, including residential customers, are subject to government regulated electricity tariffs, and must purchase electricity directly from a distribution company. These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such large volume industrial customers are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the energy price with generators based on the characteristics of the service required. Finally, the pool market, where energy is normally sold at the spot price, is not carried out through contracted pricing.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

CONSOLIDATED ELECTRICITY SALES BY CUSTOMER TYPE (GWh)(1)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	28,639	50.5	27,786	48.1	28,863	49.2
Unregulated customers	11,809	20.8	12,392	21.5	14,070	24.0

Total contracted sales(2)	40,448	71.3	40,178	69.6	42,933	73.2

Electricity pool market sales	16,244	28.7	17,576	30.4	15,688	26.8

Total electricity sales	56,692	100	57,754	100	58,621	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Includes the sales to distribution companies not backed by contracts in Chile and Peru.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This involves an increase of the total fuel cost and the costs of its transportation to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, which requires us to purchase electricity in the pool market at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year by limiting our contractual sales requirements to a quantity that does not exceed the estimated production in a dry year. To determine an estimated production in a dry year, we take into consideration the available statistical information concerning rainfall, hydrological levels, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

The following table contains information regarding our consolidated electricity generation and purchases:

CONSOLIDATED GENERATION AND PURCHASES (GWh)(1)

	Year ended December 31,
	2014		2013		2012
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	49,835	87.7	51,417	88.8	52,222	88.9
Electricity purchases	6,976	12.3	6,455	11.2	6,499	11.1

Total(2)	56,811	100	57,872	100	58,720	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	The sum of energy generation and electricity purchases differ from total GWh due to the energy used to power the pumps for the Muña reservoir in Colombia.

We beneficially own 98.1% of GasAtacama Chile S.A., through which we participate in the gas transportation and thermal generation business in northern Chile. We also participate in the gas transportation business in Chile through our associate company, Electrogas S.A. (“Electrogas”), in which we have a 42.5% stake. Electrogas owns a pipeline in the Valparaíso Region and supplies natural gas to both the San Isidro and Nehuenco power plants. The other shareholders of Electrogas are Colbún S.A (“Colbún”). and Empresa Nacional del Petróleo S.A.(“ENAP”).

Since September 2005, our participation in the Brazilian electricity business has been carried out through our equity investment in Enel Brasil S.A., in which we have a beneficial ownership interest of 34.1%. Enel Brasil consolidates operations of (i) two generation companies, Fortaleza and Cachoeira Dourada, (ii) CIEN, which owns two transmission lines between Argentina and Brazil, (iii) CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines and (iv) two distribution companies, Ampla Energia e Serviço S.A. (“Ampla”), which is the second largest electricity distribution company in the State of Rio de Janeiro, and Companhia Energética do Ceará S.A. (“Coelce”), which is the sole electricity distributor in the State of Ceará.

Operations in Chile

We own and operate a total of 111 generation units in Chile both directly and through our subsidiaries Pehuenche, Celta and GasAtacama. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 54.6% of our total installed capacity in Chile. There are 22 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,809 MW, representing 44.2% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1.2% of our total installed capacity in Chile. All of our generation units are connected to SIC, except for two of Celta’s thermoelectric generation units and six of GasAtacama’s thermoelectric generation units which are connected to the Northern Interconnected System (“SING”) in northern Chile.

For information on the installed generation capacity for each of our Chilean subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total electricity generation in Chile (including the SIC and the SING) accounted for 25.8% of total gross electricity production in Chile during 2014.

The following table sets forth the electricity generation for each of our Chilean generation subsidiaries:

ELECTRICITY GENERATION BY SUBSIDIARY IN CHILE (GWh)

	Year ended December 31,
	2014	2013	2012
Endesa Chile	10,092	11,967	11,723
Pehuenche	2,902	2,565	2,615
Pangue(1)	—	—	325
San Isidro(1)	—	2,546	3,529
Celta(1)	4,553	1,564	798
Endesa Eco(1)	—	796	204
GasAtacama(2)	516	—	—

Total	18,063	19,438	19,194

(1)	The electricity generation difference from 2012 to 2013 was primarily due to the merger of Pangue into San Isidro on May 1, 2012, and the merger of San Isidro into Endesa Eco on September 1, 2013, as well as the subsequent merger of Endesa Eco into Celta on November 1, 2013.
(2)	GasAtacama has been consolidated since May 2014.

The energy equivalent in Chilean reservoirs reached 3,331 GWh in 2014, an increase of 461 GWh, or 16%, compared to 2013 (2,870 GWh). In 2012, the energy equivalent was 2,390 GWh. Generation by type in Chile is shown in the following table:

ELECTRICITY GENERATION BY TYPE IN CHILE (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	11,272	62.4	9,617	49.5	10,578	56.5
Thermal generation(1)	6,344	35.1	9,404	48.4	8,188	42.7
Wind generation – NCRE(2)	158	0.9	145	0.7	153	0.8
Mini-hydro generation – NCRE(3)	289	1.6	272	1.4	275	1.4

Total generation	18,063	100	19,438	100	19,194	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Refers to the generation of the Canela and Canela II wind farms.
(3)	Refers to the generation of Palmucho and the Ojos de Agua mini-hydroelectric plants.

Our thermal electric generation facilities use natural gas, LNG, coal or oil as fuel. In order to satisfy our natural gas and transportation requirements, we signed long-term gas contracts with suppliers that establish maximum supply amounts and prices, as well as long-term gas transportation agreements with the pipeline companies. We currently use Gas Andes (an unaffiliated entity) and Electrogas (our associate) as our suppliers. Since March 2008, all of our natural gas units operate using natural gas or diesel, and since December 2009, San Isidro, San Isidro 2 and Quintero operate using LNG.

Due to the fact that Chile has experienced continuing droughts and does not have hydrocarbon reserves, we believe that LNG has become a strategic business for us and for Chile.

In July 2013, we successfully ended the renegotiation with British Gas of our LNG sale and purchase agreement. This renegotiation modified some conditions of the original contract, allowing us to secure its long term LNG supply at competitive prices, with significant flexibility and new capacity sufficient for its current and future needs.

We also exercised a priority option to purchase additional regasification capacity as part of an expansion at the Quintero LNG Terminal. This has allowed Enersis to increase its regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day, starting during the first quarter of 2015. This additional capacity will allow our San Isidro and Quintero facilities to provide additional thermal generation and to secure the LNG supply for future power plants.

We have also contracted capacity in the LNG truck loading facility at the Quintero LNG Terminal, which has allowed us to sell the natural gas to industrial customers. In August 2014, the first load of LNG was successfully delivered to the satellite regasification facility of MAERSK, our first industrial customer. During 2014, a 20-year sale and purchase agreement was signed with GasValpo (a gas distribution company) to distribute natural gas using the truck loading facility for new customers in various cities in Chile.

At the end of 2013, we signed a 1,100 kton coal supply agreement with Endesa Generación S.A. (a Spanish company), which was believed to be sufficient for our Tarapacá and Bocamina coal power plants in Chile for 2014. However, due to Bocamina’s prolonged closure during 2014, some of the coal shipments were deferred to 2015 and will cover our requirements until mid-2015.

Under Chilean law, power generation companies must demonstrate that a minimum amount of their energy sales are from NCRE. Currently, our Canela wind farm, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities. We fully complied with this obligation during 2014. The additional cost of generating electricity using NCRE facilities is being charged as a pass-through in our new contracts, which mitigates the impact to our operating income.

Total industry electricity sales in Chile increased 2.6% during 2014, with a sales increase of 2.6% in the SIC and of 2.5% in the SING, as detailed in the following table:

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2014	2013	2012
Electricity sales in the SIC	49,066	47,831	46,282
Electricity sales in the SING	15,785	15,399	14,831

Total electricity sales	64,851	63,230	61,113

Our electricity sales in Chile reached 21,157 GWh in 2014 and 20,406 GWh in 2013, which represented a 32.6% and 32.2% market share, respectively. The percentage of the energy purchases to comply with our contractual obligations to third parties has increased from 4.7% in 2013 to 14.6% in 2014 as a consequence of the decrease of our electricity generation.

The following table sets forth our electricity generation and purchases in Chile:

ELECTRICITY GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2014		2013(2)		2012(2)
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation(1)	18,063	85.4	19,438	95.3	19,194	91.9
Electricity purchases	3,094	14.6	968	4.7	1,684	8.1

Total(1)	21,157	100	20,406	100	20,878	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market. Commercial relationships with our customers are usually governed by contracts. Supply contracts with distribution companies must be auctioned, and are generally standardized with an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each customer, and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2014, 2013 and 2012, we had 46, 50 and 49 customers, respectively. In 2014, our customers included 18 distribution companies in the SIC and 28 unregulated customers.

The following table sets forth information regarding our electricity sales in Chile by type of customer:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN CHILE (GWh)(1)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	15,838	74.9	14,796	72.5	13,971	66.9
Unregulated customers	4,065	19.2	4,185	20.5	5,996	28.7

Total contract sales	19,903	5.9	18,981	93.0	19,967	95.6
Electricity pool market sales	1,254	94.1	1,425	7.0	911	4.4

Total electricity sales	21,157	100	20,406	100	20,878	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.

The most significant supply contracts with regulated customers are with Chilectra S.A. (a subsidiary of Enersis) and with Compañía General de Electricidad S.A. (“CGE”), an unaffiliated entity. These are the two largest distribution companies in Chile in terms of sales.

The following table sets forth our public contracts with electricity distribution companies in the SIC for their regulated customers:

	Year ended December 31,
	(in GWh)
Company	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Chilectra	6,498	7,009	7,384	7,733	7,743	7,743	6,772	5,086	3,838	3,838	3,103	1,485	1,485	—
CGE	6,003	7,144	7,083	7,039	7,092	6,223	6,200	4,746	4,644	4,611	423	—	—	—
Chilquinta	1,507	1,564	1,662	1,747	1,810	1,815	1,817	1,820	1,822	1,097	340	324	—	—
Saesa	3,006	2,451	2,421	2,365	2,299	798	798	798	798	798	159	—	—	—

Total	17,013	18,167	18,550	18,885	18,944	16,580	15,588	12,450	11,102	10,344	4,026	1,809	1,485	—

Our generation contracts with unregulated customers are generally on a long-term basis and typically range from five to fifteen years. Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice. Some include a price adjustment mechanism in the case of high marginal costs, and therefore, reduces the hydrological risk. Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. If we experienced a force majeure event, as defined in the contract, we are allowed to reject purchases and we have no obligation to supply electricity to our unregulated customers. Disputes are typically subject to binding arbitration between the parties, with limited exceptions.

For the year ended December 31, 2014, our principal distribution customers were (ordered alphabetically): CGE, Chilectra, Chilquinta, Emel group and Saesa group and our principal unregulated customers were (ordered alphabetically): Caserones, Compañia Minera Carmen de Andacollo, Compañia Minera Collahuasi, Grupo CAP-Compañía Minera del Pacifico and Minera Valle Central.

We compete in the SIC primarily with two generation companies, AES Gener S.A. (“Gener”), and Colbún. According to the CDEC-SIC in 2014, in the SIC, Colbún had an installed capacity of 3,231 MW, of which 53.2% was thermoelectric and Gener and its subsidiaries had an installed capacity of 2,630 MW, of which 89.2% was thermoelectric. In addition, there are a number of smaller entities with an aggregate installed capacity of 3,935 MW that generate electricity in the SIC.

Our primary competitors in the SING are E-CL (GDF Suez Group) and Gener, which have 2,359 MW and 1,465 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and the 780 MW GasAtacama thermal plant.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 64.3% of our installed capacity in the SIC is from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our installed thermal capacity benefits from access to gas from the Quintero LNG terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to comply with our contractual obligations.

Directly and through our subsidiaries, we are the principal generation operator in the SIC, with 35.0% of the total installed capacity and 40.0% of the electricity energy sales of this system in 2014.

In the SING, our subsidiaries, Celta and GasAtacama, accounted for 20.4% of the total installed capacity and 10.0% of the electricity energy sales of this system in 2014.

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries (Costanera and El Chocón), with an aggregate of 20 power units. Costanera owns eleven thermal units, with a total installed capacity of 2,324 MW and el Chocón owns nine hydroelectric units, with total installed capacity of 1,328 MW. Our hydro and thermal generation units in Argentina represented 11% of the Argentine National Interconnected system (the “Argentine NIS”) installed capacity in 2014.

Our Argentine subsidiaries have stakes in three additional companies: Termoeléctrica Manuel Belgrano S.A., Termoeléctrica San Martín S.A. and Central Vuelta de Obligado S.A. These companies were formed to undertake the construction of three new generation facilities for a fund called “FONINVEMEM”, whose purpose is to increase electricity capacity and generation within the Argentine wholesale electricity market. The first two plants began their operations in 2008 using gas turbines, with an aggregate capacity of 1,125 MW, and combined-cycles plant as of March 2010, with an additional capacity of 572 MW. The total aggregate capacity of these units is 1,697 MW (848 MW from Manuel Belgrano and 849 MW from San Martín). The third plant will begin its open cycle operations in mid-2015 (with an installed capacity of 550 MW), and it is expected to begin its combined cycle operations in 2016 (with a total installed capacity of 800 MW).

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector. (See “Item 4. Operation of the Company— B. Business Overview — Electricity Industry Regulatory Framework” for further detail). In addition, since 2002, the Argentine government has taken an active role in controlling the fuel supply to the electricity generation sector.

In March 2013, the government intervened with the fuel markets through Resolution 95/2013. CAMMESA is now responsible for the supply and the commercial management of fuels for electric generation purposes.

As of December 31, 2014, Costanera’s installed capacity accounted for 7.4% of the total installed capacity in the Argentine NIS. Costanera’s second combined-cycle plant can operate with either natural gas or diesel. Our 2,324 MW steam turbine power plant can also operate with either natural gas or fuel oil.

El Chocón accounted for 4.2% of the installed capacity in the Argentine NIS as of December 31, 2014. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate installed capacity of 1,328 MW. The larger of the two facilities for which El Chocón has a concession of 1,200 MW of installed capacity is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity. A portion of the Arroyito facility’s generation is sold under the “Energy Plus” program, which provides for the offer of new electricity capacity to supply the electricity demand growth, using the 2005 demand level for electricity as a base. (For details on Energy Plus, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Argentina”).

For information on the installed generation capacity for each of our Argentine subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment”.

Our total generation in Argentina amounted to 9,604 GWh in 2014. According to CAMMESA, our generation market share was approximately 12.1% of the total electricity production in Argentina during 2014.

Hydroelectric generation in Argentina accounted for nearly 27.4% of our total generation in 2014. This was due to the fact that hydrological levels of the Limay River were close to average levels.

Generation by type and subsidiary is shown in the following table:

ELECTRICITY GENERATION IN ARGENTINA (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (El Chocón)	2,632	27.4	2,317	21.4	2,801	24.8
Thermal generation (Costanera)	6,972	72.6	8,523	78.6	8,406	75.2

Total generation	9,604	100	10,840	100	11,207	100

The following table sets forth our electricity generation and purchases in Argentina:

ELECTRICITY GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2014		2013		2012
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	9,604	92.0	10,840	87.7	11,207	94.6
Electricity purchases	839	8.0	1,514	12.3	645	5.4

Total	10,442	100	12,354	100	11,852	100

The distribution of our electricity sales in Argentina, by customer segment and per subsidiary, is shown in the following tables:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	857	8.2	1,737	14.1	2,155	18.2
Non-contracted sales(1)	9,586	91.8	10,617	85.9	9,696	81.8

Total electricity sales	10,442	100	12,354	100	11,852	100

(1)	Non-contracted electricity were sold at spot prices determined by the Regulator.

ELECTRICITY SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year ended December 31,
	2014	2013	2012
Costanera	7,051	8,962	8,655
El Chocón	3,391	3,392	3,197

Total	10,442	12,354	11,852

In March 2013, the government intervened in the commercial market for energy, except with respect to the “Energy Plus” program, through the one-time application of Resolution 95/2013. CAMMESA is now responsible for the administration of contracts with end customers, except for those under the “Energy Plus” program. The resolution defined a transition period in which the electricity generating companies will continue managing the contracts until their expiration dates.

At the end of 2014, Costanera only had one customer contract with an unregulated customer Cerro Negro, and has no contracts with distribution companies.

Sales to the pool market amounted to 6,972 GWh in 2014.

At the end of 2014, El Chocón had five contracts with unregulated customers, five contracts under the “Energy Plus” program, and no contracts with distribution companies.

For the year ended December 31, 2014, El Chocón’s principal unregulated customers were (ordered alphabetically): Acindar, Air Liquide, Chevron, Mínera Alumbrera, Petroquimica and Profertil. Acindar and Profertil do not have contracts directly with El Chocón, but are served through Cemsa, our associate company.

El Chocón does not have the right to terminate its operating agreement with us, unless we fail to comply with our obligations under the agreement. Under the terms of the operating agreement, we are entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

According to CAMMESA, electricity demand throughout the Argentine NIS increased by 1.1% during 2014. The total electricity demand was 126,397 GWh in 2014, 125,167 GWh in 2013 and 121,237 GWh in 2012. Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS. According to the installed capacity reported by CAMMESA, in its monthly report as of December 2014, our major competitors in Argentina are: (1) the state controlled company Enarsa (with an installed capacity of 1,002 MW), (2) the nuclear unit “NASA” (with an installed capacity of 1,010 MW), and (3) the hydroelectric units Yacyretá and Salto Grande (with an aggregate installed capacity of 3,690 MW). The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (“Sadesa”), and Pampa Energía. The AES Group has eight power plants connected to the Argentine NIS with a total installed capacity of 2,754 MW (43.7% of which is hydroelectric). Sadesa owns a total of approximately 3,858 MW of installed capacity, the most significant of which are Piedra del Águila (with an installed capacity of 1,400 MW) and Central Puerto (a thermal facility with 1,777 MW of installed capacity). Pampa Energía, with a total installed capacity of 2,163 MW, competes with us with six power plants, of which 612 MW is hydroelectric and 1,551 MW is thermal.

Operations in Colombia

Our generation operations in Colombia are carried out through Emgesa. We beneficially own 26.9% of the economic interest and 56.4% of the voting rights in Emgesa as of December 31, 2014 and have the right to appoint the majority of Emgesa’s Board of Directors pursuant to a shareholder’s agreement and the transfer of Enersis’ 25.1% voting rights to us. As a result, we control and consolidate Emgesa. For more information on our control over Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.” As of December 31, 2014, Emgesa operated 32 generation units, with a total installed capacity of 3,059 MW, of which 2,615 MW was from hydroelectric plants and 444 MW was from thermoelectric plants. According to Expertos de Mercado S.A. E.S.P. (“XM”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors, our hydroelectric and thermal generation plants represented 19.7% of the country’s total electricity generation capacity as of December 2014.

For information on the installed generation capacity for each of our Colombian subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Approximately 85% of our installed capacity in Colombia is hydroelectric, and therefore, our electricity generation depends on reservoir levels and rainfall. According to XM, our generation market share was 21.2% in 2014, 20.6% in 2013 and 22.2% in 2012. In addition to hydrological conditions, the generation amount depends on our commercial strategy. Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2014, thermal generation represented 6.9% of total generation and hydroelectric generation represented the remaining 93.1%. In 2014, hydrological conditions were below the historical averages in Colombia, with rainfall around 93% of the historical averages. In the case of Emgesa, according to XM, the hydrological levels of the Guavio River Basin were 3% below the average and the hydrological levels of the Magdalena River (Betania) were 3% higher than the average, while the hydrological levels of the Bogotá River (Cadena Nueva) were 17% higher than the average. For the year ended December 31, 2014, hydroelectric generation increased by 7.1% over 2013 levels.

Generation by type in Colombia is shown in the following table:

ELECTRICITY GENERATION IN COLOMBIA (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	12,627	93.1	11,784	92.4	12,649	95.5
Thermal generation	932	6.9	964	7.6	602	4.5

Total generation	13,559	100	12,748	100	13,251	100

During 2014, Emgesa used 439 kilotons of coal for its coal-fired plants, which were obtained from over 20 local suppliers. The local coal price has remained below the export price as high transport costs make it difficult for domestic coal to compete in the export market. This trend is expected to continue in the Colombian coal market.

During 2013, Emgesa also entered into a fuel oil supply agreement with Esapetrol, in addition to the existing oil supply contracts with Petromil and Biomax. We believe that this will ensure that Emgesa will have access to a reliable supply of fuel oil for the Cartagena power plant.

The following table sets forth our electricity generation and purchases in Colombia:

ELECTRICITY GENERATION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2014		2013		2012
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	13,559	85.3	12,748	78.6	13,251	80.8
Electricity purchases	2,333	14.7	3,461	21.4	3,153	19.2

Total(1)	15,893	100	16,209	100	16,404	100

(1)	The sum of energy generation and electricity purchases differ from total sold GWh due to the energy used to power the pumps for the Muña reservoir.

Colombia has a single interconnected electricity system, the National Interconnected System (“Colombian NIS”). Electricity demand in the Colombian NIS increased 4.4% during 2014. Total electricity consumption was 63,570 GWh in 2014, 60,890 GWh in 2013 and 59,370 GWh in 2012.

The generation in Colombia’s electricity market has been affected by an agreement with Ecuador to provide an interconnection between the electricity systems of both countries. During 2014, Colombian electricity generators sold 824 GWh of electricity to Ecuadorian customers.

In addition, Colombia has interconnection lines with Venezuela that operate under exceptional circumstances as needed by either of the two countries. In April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations. This agreement also includes the import of gasoline and diesel from Venezuela. The total energy exported to Venezuela was 25 GWh in 2014.

The distribution of our electricity sales in Colombia by customer segment is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	10,969	69.5	11,567	71.9	11,719	71.9
Non-contracted sales	4,804	30.5	4,523	28.1	4,585	28.1

Total electricity sales	15,773	100	16,090	100	16,304	100

During 2014, Emgesa served customers under an average of 860 contracts, serving 401 unregulated customers, of which 16 were for distribution and trading companies. Emgesa’s sales to our distribution company, Codensa, accounted for 24% of our total contracted sales in 2014. Electricity sales to the five largest unregulated customers represented 25% of total contracted sales.

For the year ended December 31, 2014, principal distribution customers were (ordered alphabetically): CEO, Codensa (Enersis’ associate company), Compañía Energética del Tolima (“Enertolima”), Electrificadora del Caribe (“Electrocaribe”), Electrificadora del Huila, Electrificadora del Meta (“Meta”), Electrificadora de Santander, Empresas Públicas de Medellín (“EPM”) and PEREIRA.

Our most significant competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 3,202 MW) and Isagen (with an installed capacity of 3,001 MW). We also compete with the following private sector companies in Colombia: Chivor (with an installed capacity of 1,000 MW), which is owned by Gener; Colinversiones (with an installed capacity of 1,994 MW), which includes Termoflores and Epsa; and Gecelca (with an installed capacity of 1,207 MW).

Operations in Peru

Through our subsidiary, Edegel, we operate a total of 25 generation units in Peru, with a total installed capacity of 1,652 MW. As of December 31, 2014, Edegel owns 18 hydroelectric units, with a total installed capacity of 755 MW, and the remaining 898 MW consists of seven thermal units. On May 6, 2013, the TG 7 unit of Santa Rosa was decommissioned due to fire damage. The damage in the plant resulted in a total loss and the insurance covered both the assets and the business interruption for a period of up two years. On December 5, 2014, the TG 7 unit began its commercial operations again. According to the Energy and Mining Investment Supervisory Authority (“Osinergmin” in its Spanish acronym) , the Peruvian regulatory electricity authority, our hydroelectric and thermal generation plants in Peru represent 19.0% of the country’s total electricity generation capacity as of December 2014.

For information on the installed generation capacity for each of our power plants in Peru, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Generation by type in Peru is shown in the following table:

ELECTRICITY GENERATION IN PERU (GWh)

	Year ended December 31,
	2014		2013		2012
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	4,439	51.6	4,474	53.3	4,428	51.7
Thermal generation	4,170	48.4	3,917	46.7	4,141	48.3

Total generation	8,609	100	8,391	100	8,570	100

According the Committee of Economic Operation of the Peruvian System (“COES” in its Spanish acronym), we generated 21.2% of total electricity production in 2014.

Hydroelectric generation represented 51.6% of total production of Edegel in 2014. In the case of Edegel, all hydrological levels were above their historical averages in 2014. According to COES, hydrological levels of the Rimac River Basin (Huinco, Matucana, Callahuanca, Moyopampa and Huampaní) were 9% higher than the average; hydrological levels of the Tulumayo River (C.H. Chimay) were 4.4% higher than the average; and hydrological levels of the Tarma River (C.H. Yanango) were 5% higher than the average.

In 2014, 92.4% of Edegel’s electricity sales were supplied by its generation, requiring us to purchase 7.6% to comply with our contractual obligations to customers.

Edegel has long-term gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities. It has also signed transport capacity transfer agreements with other generators, which allows it to trade transport capacity in order to operate as instructed by COES, and optimize the use of the natural gas transport system.

The following table sets forth our electricity generation and purchases in Peru:

ELECTRICITY GENERATION AND PURCHASES IN PERU (GWh)

	Year ended December 31,
	2014		2013		2012
	GWh	%	GWh	%	GWh	%
Electricity generation	8,609	92.4	8,391	94.2	8,570	89.4
Electricity purchases	711	7.6	512	5.8	1,018	10.6

Total	9,320	100	8,903	100	9,587	100

The Peruvian National Interconnected Electric System (“SEIN”) is the only interconnected system in Peru. Electricity sales in the SEIN increased by 5.1% in 2014 compared to 2013, amounting to 37,457 GWh.

The distribution of Edegel’s electricity sales by customer segment in Peru is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2014		2013		2012
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales(1)	8,719	93.6	7,892	88.6	9,092	94.8
Non-contracted sales	601	6.4	1,011	11.4	495	5.2

Total electricity sales	9,320	100	8,903	100	9,587	100

(1)	Includes sales to distributors without contract.

Edegel’s electricity sales increased by 4.7% in 2014 compared to 2013, mainly due to the fact it began to supply distribution companies under long-term contracts. During 2014, Edegel had eleven regulated customers and fifteen unregulated customers. Sales to unregulated customers represented 38.5% of Edegel’s total contracted sales.

In 2012, Edelnor carried out a long-term tender process for 2016-2027, with an energy requirement of approximately 990 GWh per year. The contracts were granted to EEPSA (12.5%, an Enersis’ subsidiary), Egejunin (1.8%), Edegel (42.3%), Fenix (24.9%) and Kallpa (18.5%).

In 2013 and 2014, there were no long-term tenders in Peru.

For the year ended December 31, 2014, Edegel’s principal distribution customers were (ordered alphabetically): Edelnor (Enersis’ subsidiary), ElectroSur, Hidrandina, Luz del Sur and Seal, and Edegel’s principal unregulated customers were (ordered alphabetically): Antamina, Creditex, Minera Chinalco Perú, Refinería Cajamarquilla and Siderúrgica del Perú.

Our most significant competitors in Peru are: Enersur (GDF-Suez group, with an installed capacity of 1,247 MW), Electroperú (a state-owned competitor, with an installed capacity of 902 MW), Kallpa (Inkia Energy group, with an installed capacity of 1,056 MW), Egenor (Duke Energy group, with an installed capacity of 622 MW) and Fenix (Fenix Power Peru group, with an installed capacity of 570 MW).

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework by business segment in the countries in which we operate.

		Argentina	Brazil	Chile	Peru	Colombia

Gx	Unregulated Market	Regulated remuneration scheme (Resolution 529/2014)	Spot markets with costs audited by the regulator			Spot market with auctioned cost (Price-offered)
	Regulated	Seasonal Price	Auction Thermal - 20 years / Hydro - 30 years	Node Price auction 15 years	Node Price auction 20 years	Auction 3/5 years
	Capacity	Contribution peak demand	--	Income based on contributions during peak demand		Firm energy contribution (energy auctions for at least 20 years)

Tx	Features	Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators (“TSOs”)

Dx	Law	Concession contract		Administrative Concession (indefinite)		Authorization Operation Zone
	Expansion	95 years	30 years	Undefined
	Tariff review	5 years	4/5 years	4 years		5 years
Cx	Unregulated Agents	> 0.03 MW	> 0.5 MW		> 0.2 MW	> 0.1 MW
	Liberalized (%)	≈ 20%	≈ 25%	≈ 30%	≈ 45%	≈ 30%

Gx: Generation		Tx: Transmission		Dx: Distribution		Cx: Trading

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

The following chart shows the relationships among the various participants in the Chilean market:

The generation segment comprises a group of electricity companies that own generating plants, whose energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market which operates under market-driven conditions. Generation plants sell their production to distribution companies, unregulated customers and other generation companies, and their surpluses on the spot market.

The transmission system is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution. Transmission in Chile is defined as lines or substations with a voltage or tension higher than 23 kV. The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their amount of demand, as follows: (i) unregulated customers with a connected capacity over 2,000 kW; (ii) regulated customers with connected capacity of no more than 500 kW; and (iii) customers that choose for either a regulated-tariff or an unregulated regime, for a minimum period of four years in each regime, available to customers whose connected capacity falls in the range of 500 kW to 2,000 kW. In January 2015, the Chilean Congress approved a reform of the procurement system contained in the Chilean Electricity Law (described below), which will become effective in 2019 and raise the capacity limit for unregulated customers and customers with the option to choose their regime from 2,000 kW to 5,000 kW.

The distribution companies supply regulated customers, a segment for which the price and supply conditions are the result of tender processes regulated by the CNE, and unregulated customers, with bilateral agreements between generators, whose conditions are freely negotiated and agreed upon.

In Chile, there are four separate interconnected electricity systems. The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the country, where 92% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located and where 6% of the Chilean population lives (figures based on the 2014 CDEC-SIC preliminary report). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 2% of the population lives

In 2013, the Chilean government sent a proposal to modify the Chilean Electricity Law to allow the state to promote the interconnection project between the SIC and the SING. In January 2014, the proposal was approved and signed into law by the Chilean President as Law 20,726. The interconnection is expected to be completed between 2018 and 2019.

In May 2014, the Chilean government announced the Energy Agenda in which a plan is established to create and execute a long-term energy policy. The Energy Agenda presents several courses of action and goals to achieve in the short, medium and long term. These objectives are: lower energy prices, facilitating the incorporation of non-conventional renewable energy sources and promoting the efficient use of energy.

The Energy Agenda includes a program of legal initiatives to realize those goals. Among the subjects to be addressed by this program are: “Amendments to the legal framework for procurement of electricity for regulated customers” (approved and published in the Diario Oficial in January 2015), “Incentives to promote local development associated with energy projects” (first quarter of 2015 ), “Amendments to the legal framework of the electricity transmission systems” (expected for the second quarter of 2015), “Energy Efficiency Law” (expected for the fourth quarter of 2015) and “Law to promote geothermal energy” (expected for the fourth quarter of 2015).

For more information about the amendments, see “—The Electricity Law - General” below.

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

Chilean antitrust authorities are responsible for preventing, investigating and correcting any threats to free market competition and any anti-competitive practices by potentially monopolistic companies. These authorities include:

•	Free Market Competition Tribunal (“TDLC” in its Spanish acronym). This is a special and independent jurisdictional entity, subject to the directive, correctional and economic authority of the Chilean Supreme Court, which functions to prevent, correct and sanction threats to free market competition.

•	National Economic Prosecutor (“FNE” in its Spanish acronym). This is the attorney general responsible for economic matters and for investigating and prosecuting all antitrust conduct before the FNE’s regulatory commission and other tribunals.

The Panel of Experts acts as a tribunal in electricity matters arising from disputes between participants in the electricity market and between participants in the electricity market and the regulatory authority in certain tariff processes. It issues enforceable resolutions and is composed of experts in industry matters, five engineers or economists and two lawyers, all of whom are elected every six years by the TDLC.

There are also other entities related to the energy sector: the Chilean Nuclear Energy Commission is in charge of research, development, use and control of nuclear energy, and the Chilean Energy Efficiency Agency is in charge of promoting energy efficiency.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization was carried out during the period 1970-1973. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as DFL 1, allowing participation of private capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

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

DFL 1 was published in 1982 and has had few important changes since then. In 1999, a reform was applied to it due to the drought. The first took place in 2004 to encourage investments in transmission lines. Another took place in 2005 to create long-term contracts between generation and distribution companies as part of a bid process. The present text of the law was restated as DFL 4 of 2006, and has been supplemented with a series of regulations and standards.

In January 2015, the Chilean Congress approved amendments to the legal framework for procurement of electricity by regulated customers. Among the principal changes introduced in these amendments, were:

•	Increased CNE participation in the development of tenders.

•	Additional time to call for tenders: five years in advance.

•	Allocation mechanism: Will be awarded to the lowest prices offered. These prices will be limited by a capped price that will be deemed as a reserve price and keep private until the bid price is public.

•	Reduced risk: Providers of electricity have the ability to postpone delivery of electricity in the event there are delays due to a force majeure and to request a price review, indexed to the conditions prevalent at the time which the supply is delivered.

•	Short-term contracts: Short-term procurement contracts (up to three years), with an advance of one year, have a minimum price equal to the average market price plus 50%. Additionally, within specified ranges from the average marginal cost price, marginal cost will be used.

•	Uncontracted energy: All generators within a particular system will be required to offset energy supply contract deficits in proportion to the energy they inject into the system. Each generator will receive the higher of the short-term node price or variable cost of the plant. When energy without contracts exceeds 5% of the total regulated supply, the excess will be paid by distribution companies at a price equal to marginal cost. In turn, these marginal costs will be passed on to end customers.

•	Unregulated customers: Unregulated customers capacity limit increased from 2,000 kW to 5,000 kW beginning 2019.

Limits and Restrictions

The owners of the main transmission system must be constituted as limited liability stock corporations and cannot take part in the electricity generation or distribution businesses.

Individual participation in the Main Transmission System (“STT” in its Spanish acronym) by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment value of the STT. The aggregate participation of all such agents in the STT must never exceed 40% of the investment value.

According to the Chilean Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase the transparency within the different companies that form our group. The FNE’s resolution 667/2002 requires:

•	board members of Enersis, Endesa Chile and Chilectra be elected from different and independent groups;

•	the external auditors of Enersis, Endesa Chile and Chilectra be different for local statutory purposes;

•	Enersis, Endesa Chile and Chilectra may not merge companies within our group which operate in electricity generation and distribution; instead, Enersis must continue to maintain both business segments separately through companies that are independent business units; and

•	Enersis, Endesa Chile and Chilectra must remain subject to the regulatory authority of the SVS and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation.

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

Regulation of Generation Companies

Concessions

Chilean law permits generation activity without a concession. However, companies may apply for a concession to facilitate access to third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, it may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Dispatch and Pricing

In each of the two major electric systems, the pertinent CDEC coordinates the operations of generation companies, in order to minimize the operating costs in the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to unregulated end customers or to other generation companies under freely negotiated contracts. To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC, based on the lowest cost of production of the last kWh dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Under Law 20,018 (Ley Corta II), enacted on May 19, 2005, all new contracts between generation and distribution companies to supply electricity to regulated customers must arise from international bids. In January 2015, the Diario Oficial published Law 20,805, which amended the bidding process for supplying electricity to regulated customers. These amendments, among others, changed the anticipation required for the bidding process from three to five years; the extension of the maximum contract period from 15 to 20 years; new procedures to assign energies without contracts; new procedures to regulate the short-term bidding process; the adoption of a capped price known as “reserve price”, that is kept private until the bid price is made public; and the possibility to review the price awarded during the supply period.

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

Promotion of Generation from Renewable Energy Sources

On April 1, 2008, Law 20,257 amended the General Electric Services Law. The purpose of the amendment was to promote the development of NCRE. This law defines the different types of technologies that qualify as NCRE and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of a certain type, and to progressively increase this percentage by 0.5 percentage points annually up to a minimum of 10% by 2024.

On October 22, 2013, Law 20,698 (known as the “20/25 Law”) supported renewable energy sources and modified the previously defined NCRE minimum requirements. This law establishes a mandatory share of renewable energy sources in 2025, calculated as a percentage of the total contracted energy of each generator. For contracts signed between 2007 and 2013, the target is 10% by 2024, while for contracts beyond 2013 the target is 20% by 2025.

Incentives and Penalties

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree. A severe drought is not considered a force majeure event under our service agreements.

Generation companies may also be required to pay fines to the regulatory authorities, as well as to make compensatory payments to electricity customers affected by shortages of electricity. The fines are related to system blackouts due to an electricity generator’s operational problems, including failures related to the coordination duties of all system agents. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at a rate known as the “failure cost” determined by the authority in each node price setting. This failure cost, which is updated semiannually by the CNE, is a measurement of how many end customers would pay for one extra MWh under rationing conditions.

Regulation in Transmission

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and customers. Every four years, a study is done to evaluate the existing system and to define the expansion plan. On December 31, 2010, the last study was delivered to the CNE. In November 2011, the CNE promulgated Decree 61, which defines the current value of the existing lines to be remunerated for the 2011 to 2014 period. The main transmission system is paid for by generators and customers.

According to the modifications to the General Electricity Services Law, the transportation of electricity by main transmission systems and sub-transmission systems are defined as a public service. Therefore, the transmitter has a service obligation and is responsible for the maintenance and improvement of its facilities.

On October 14, 2013, the Electricity Concessions Law was approved, which law seeks to streamline the processing of electrical concessions, including, among other things, compensation, taxation and notifications.

During 2014, studies were developed to set tolls of major transmission systems. The results of these studies should have been applied in 2015. However, the authority ruled that the current values will remain in effect for an additional year.

Regulation in Subtransmission

Subtransmission systems are defined as voltage lines exceeding 23 kV. There are six subtransmission systems defined by decree. The subtransmission systems are paid mainly by customers according to the values fixed by decree of the Chilean Ministry of Energy. Generators and unregulated customers pay only for the lines they use in each system. In April 2013, Decree 14 was promulgated, which established a tariff schedule for 2011 through 2014.

During 2014, studies were developed to set tolls of subtransmission systems. The results of these studies should have been applied beginning in 2015. However, the authority ruled that the current values will remain in force for an additional year.

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

Environmental Law 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

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

In June 2012, Law 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and look into other matters that are submitted for their attention under the law. The law created three such courts, all of which are in operation.

On December 28, 2012, the Superintendency of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

On September 10, 2014, Law 20,780 was enacted and included charges for the emission of particles (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and carbon dioxide (CO2) into the atmosphere. For CO2 emissions, the charge is US$ 5 per emitted ton (not applicable to renewable biomass generation). MP, NOx and SO2 emissions will be charged the equivalent of US$ 0.10 per emitted ton, multiplied by the result of a formula based on the population of the municipality where the generation plant is located and an additional fee of US$ 0.90 for MP, US$ 0.01 for SO2 and US$ 0.025 for NOx per ton. This tax will be in effect beginning in 2018, taking into account the previous year’s emissions.

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

The Chilean Constitution considers water as a national public good on which real utilization rights are defined; that is similar to holding the private property rights over water, as set forth in article 19, paragraph 24: “The rights of individuals over water, recognized or constituted in accordance with the law, grant their holders ownership over such rights.” Notwithstanding the foregoing, paragraph 24 also specifies legal limitations to those water rights.

The Chilean Congress is currently discussing amendments to the Water Code, including:

•	Granting of water rights which would be limited to a maximum period of 30 years and extendable, unless the Chilean Water Authority proves the ineffective use of resources. The extension shall be effective only for used water rights.

•	The expiration of the non-consumptive water rights that were granted by law, if the holder does not exercise the right of use within eight years.

•	The expiration of non-consumptive water rights already granted that are not being effectively utilized within a period of 14 years from the date of grant. January 1, 2006, will be considered as the date of grant for the rights granted before 2006.

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

The following chart shows the relationships among the various participants in the Argentine MEM:

The generation sector was organized on a competitive basis until March 2013, with independent generating companies selling their output in the Argentine MEM spot market, through private contracts to purchasers in the Argentine MEM contract market or to CAMMESA, through special transactions.

On March 26, 2013, the Argentine Secretary of Energy published Resolution 95/2013 that set out a regulated remuneration scheme for power generation activity beginning retroactively from February 2013. The main features of the Resolution are as follows:

•	It applies to generators, co-generators and self-generators, except for power plants entered into operation after 2005, nuclear generation and cross-border hydro generation.

•	CAMMESA, the market operator, became the single buyer/seller for the fuel needed for plant operations. This implies that market agents will not be allowed to trade commodities.

•	Free bilateral trading is suspended: large customers will have to buy electricity directly from CAMMESA (no change of supply for residential customers, they will still be served by distribution companies).

•	Generators began to receive a regulated remuneration, which should cover fixed and variable costs plus additional remuneration.

The transmission sector is regarded as a public service, operating under monopoly conditions and is comprised of several companies to whom the Argentine government grants concessions. One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which generation plants, distribution systems and large customers are connected. The international interconnected transmission systems also require concessions granted by the Argentine Secretary of Energy. Transmission companies are authorized to charge different tolls for their services.

Distribution is regarded as a public service, operating under monopoly conditions, and is comprised of companies that have been granted concessions by the Argentine government. Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator. Accordingly, these companies have regulated tariffs and are subject to quality service specifications. Distribution companies may obtain electricity on the Argentine MEM’s spot market, at a price called “seasonal price”, which is defined by the Argentine Secretary of Energy as the cap for the costs of electricity bought by distributors that can be passed through to regulated customers.

There are two electricity distribution areas subject to federal concessions. The concessionaires are Edesur (one of our subsidiaries) and Edenor (an unrelated company), both of which are located in the greater Buenos Aires area. The local distribution areas are subject to concessions granted by the provincial or municipal authorities. However, all distribution companies acting on the Argentine MEM must operate under its rules.

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

There is one interconnected system, the Argentine NIS, and smaller systems that provide electricity to specific areas. According to the Argentine National Institute of Statistics and Census (“INDEC” in its Spanish acronym), 99.2% of the energy required by the country is supplied by the Argentine SADI interconnected system and only 0.8% is supplied by isolated systems.

Principal Regulatory Authorities

The Argentine Ministry of Federal Planning, Public Investment and Services, through the Argentine Secretary of Energy, is primarily responsible for studying and analyzing the behavior of energy markets, preparing the strategic planning with respect to electricity, hydrocarbons and other fuels, promoting policies to increase competition and improve efficiency in the assignment of resources, leading actions for applying the sector policy, orienting new operators to the general interest, respecting the rational exploitation of the resources and the preservation of the environment.

The Electricity National Regulatory Agency (“ENRE” in its Spanish acronym) carries out the measures necessary for meeting national policy objectives with respect to the generation, transmission and distribution of electricity. Its principal objectives are to: protect the rights of customers; promote competitiveness in production; encourage investments that assure long-term supply; promote free access, non-discrimination and the generalized use of the transmission and distribution services; regulate transmission and distribution services to ensure fair and reasonable tariffs, and encourage private investment in production, transmission, and distribution, ensuring the competitiveness of the markets where possible. ENRE directly controls the management of Edenor and Edesur as distribution companies operating under a national concession. In the case of Edesur, on July 12, 2012, ENRE appointed an overseer, originally for 45 business days, a term that was extended for successive periods of the same duration, in order to monitor and actively control management of Edesur. ENRE resolution 243/2013 increased the term from 45 to 90 business days and it may be extended further.

The principal functions of the CAMMESA are the coordination of dispatch operations, the establishment of wholesale prices and the administration of economic transactions made through the Argentine NIS. It is also responsible for executing the economic dispatch through economic considerations and rationality in the administration of energy resources, coordinating the centralized operation of the Argentine NIS to guarantee its security and quality, and managing the Argentine MEM, in order to ensure transparency through the participation of all the players involved and with respect to the respective regulations.

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

The Federal Environmental Council is an institutional branch of the federal government empowered to address environmental problems and solutions in Argentina. It has legal authority to coordinate the development of environmental policy among member states. The member states adopt regulations or rules that are issued by the Argentine Assembly, which are issued as resolutions.

The Ministry of Environment and Sustainable Development, a member of the Federal Environment Council, assists the Chief of Cabinet of Ministers in the implementation of environmental measures and articulates its insertion in the ministries and other areas of the national public administration. It seeks to foster rational exploitation and sovereignty over Argentina’s natural resources with consideration to fairness and social inclusion. The Secretary is involved in environmental planning and preservation, planning and implementation of national environmental management in the implementation of sustainable development, rational use of non-renewable resources and the diagnosis of environmental issues in coordination with different areas of the Argentine government.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies. As a result of service problems, the Argentine government began to intervene in the sector in the 1950s and initiated a nationalization process. Law 15,336/60 was passed to organize the sector and establish the federal legal framework for the start of major transmission and generation projects. Many state companies were created within this framework in order to carry out various hydroelectric and nuclear projects.

As a result of the electricity shortage in 1989, the following laws were passed starting in 1990: Law 23,696 (“State Reform”), Law 23,697 (“Economic Emergency”) and Law 24,065 (“Electricity Framework”). The objective of the new legislation was essentially to replace the vertically-integrated system based on a centrally-planned state monopoly with a competitive system based on the market and indicative planning.

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

The Public Emergency Law also empowered the Argentine government to implement additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term. These measures have been periodically extended. Law 26,729, which was enacted in December 2011, extended the measures until December 31, 2013 and Law 26,896, enacted in October 2013, further extended the measures until December 31, 2015.

The Argentine Secretary of Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the Argentine MEM’s costs and prices and to reduce the price paid by the end customers.

Resolution SE 240/2003 changed the method for calculating spot prices by decoupling such prices from the marginal cost of operation. Prior to this resolution, spot prices in the Argentine MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with liquid fuel/diesel in the winter (May through August). Due to restrictions on natural gas supply, winter prices were higher and affected by the price of imported fuels priced in U.S. dollars. Resolution SE 240/2003 sought to avoid price indexation pegged to the U.S. dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply. In addition, water value is not considered if its opportunity cost is higher than the cost of generating with natural gas. The resolution also set a cap on the spot price at Ar$ 120 per MWh, which was valid until the adoption of Resolution 95/2013 (March 2013). The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho plus a margin of Ar$ 2.5 per MWh, according to the Resolutions SE 6,866/2009 and 6,169/2010, that came into effect in May 2010.

The Argentine government has avoided the increase in electricity tariffs to end customers and seasonal prices have been maintained substantially fixed in Argentine pesos. In contrast, gas producers have received price revisions by the authority and thereby were able to recover part of the value that they lost as a result of the 2002 devaluation.

Under this system, CAMMESA sells energy to distributors who pay seasonal prices and buys energy from generators at spot prices that recognize rising gas prices at a contractual price defined by the instructions of the Argentine Secretary of Energy. To overcome this imbalance, the Argentine Secretary of Energy — through Resolution SE 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market. This resolution set a priority of payment for different services, such as capacity payment, fuel cost and energy sales margin, among others. As a result, CAMMESA accumulates debt with generators while the system gives a distorted price incentive to the market that encourages electricity consumption but discourages investments to satisfy the growth in electricity demand, including investments in transmission capacity. Additionally, electricity generators experience a reduction of estimated income from contract prices because of the reduction of the spot price.

The Argentine government had intentions to gradually reverse its decision to freeze distribution tariffs. During 2011, various resolutions authorizing the elimination of electricity and natural gas subsidies were issued. However, the subsidy elimination has been applied to only 5% of customers, and has not expanded to other customers. For further details, see “— Sales to Distribution Companies and Certain Regulated Customers” below.

In order to enhance the energy supply, the Argentine Secretary of Energy created different schemes to sell “more reliable energy.” Resolution 1,281/2006 created the Energy Plus Service Program, which was designed to increase generation capacity in order to meet growth in electricity demand over the “Base Demand,” which was the demand for electricity in 2005.

Resolutions SE 220/2007 and 724/2008 gave thermal generators the opportunity to reduce some of the adverse effects of Resolution SE 406/2003 by entering into MEM Supply Commitment Contracts (“CCAM” in its Spanish acronym). Under these resolutions, a thermal generator can perform maintenance or repowering investments to improve the availability of its units and add additional capacity to the system. After authorization, the thermal generator can then sign a CCAM at prices that would permit the recovery of such capital expenditures. Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales under Resolution 406/2003. Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional period of six months.

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

Since the implementation of the Electricity Framework, the generation sector has sold the electricity it generates on the wholesale spot market and the private contract market. However, a series of resolutions have been published in recent years that have permitted the Argentine government and generators to sign contracts for the incorporation of new generation and/or maintenance of existing plants to guarantee the availability of the units, all in accordance with Resolutions 146/2002, 220/2007, 724/2008 and 200/2009.

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

With this new regulatory model, the Argentine government will have more information and control over (i) the profitability of companies, (ii) the quality of service, and (iii) the supply of fuels through CAMMESA, which will be the sole supplier of fuels (through imports and a contract with YPF S.A., an Argentine company engaged in the exploration, distribution and sale of petroleum and its derivatives). Therefore, while generation companies will not pay for fuel, reducing their operating costs, they will not be compensated for this expense in their prices, also reducing part of their revenues and changing the method employed to record revenues and operating costs.

The Argentine Secretary of Energy published Resolution 95/2013 and Resolution 529/2014 in 2013 and 2014, respectively, which established a new remuneration scheme based on average costs for generation companies, in contrast with the previous marginal price payment system. The new remuneration scheme establishes payments for fixed and variable costs depending on the type of technology (hydro or thermal plants), the size of plants (small, medium or large units), and the type of fuel used (natural gas, fuel oil/gas oil, biofuels or coal). The generation companies received the payments defined by Resolution 95/2013 from February 2013 until January 2014. Since February 2014, generation payments have been made according to Resolution 529/2014, with increases intended to compensate for inflationary and non- recurring maintenance costs.

The impact of Resolution 529/2014 has been positive for the 2014 operating income of generators, due to higher payments received than those under Resolution 95/2013, leading to a greater stability and better earnings and cash flow quality in the electricity industry in Argentina. However, the future effect of this regulation will depend on the remuneration values constantly being updated by the Argentine Secretary of Energy according to market conditions.

The increases in the payments received due to Resolution 529/2014, as compared to Resolution 95/2013 are summarized as follows:

•	Combined cycles with a capacity greater than 150 MW (Costanera and Dock Sud) will receive a 64% increase.

•	Turbo vapor units with a capacity greater than 100 MW (Costanera) will receive a 67% increase.

•	Hydro plants with a capacity greater than 300 MW (El Chocón) will receive a 7% increase.

•	Turbo gas units with a capacity less than 50 MW (Dock Sud) will receive a 72% increase.

•	Hydro plants with a capacity between 120 and 300 MW (the Arroyito unit of El Chocón) will receive an 11% increase.

Part of the additional remuneration set in Resolution 95/2013 will go into a trust for the execution of works in the electricity sector (“Acreencias Res 95”). The Resolution states that the remuneration bound to the trust is not subject to any deduction or discount, and that the Secretary of Energy will define the mechanism under which the receivables collected by CAMMESA due to Resolution SE 406/2003 will be utilized.

Generators, including our subsidiaries, will now have the option to invest in new capacity, which could be financed with accruals of the Trust. Costanera and El Chocón signed an agreement to install four new 9 MW generators at Costanera. The investment of approximately US$ 43.5 million will be financed with the accruals of El Chocón’s “Additional Remuneration Bound Trust” and, if needed, with a loan from Costanera’s trust.

On September 5, 2014, the Argentine government signed the Agreement for Increasing Thermal Generation Availability. The agreement’s main objective is to establish the framework, conditions and commitments assumed by the signatories to: (i) make the income of new generation profitable before June 1, 2015 and (ii) determine a mechanism for the cancellation of receivables.

FONINVEMEM

Resolution SE 712/2004 created FONINVEMEM, a fund whose purpose is to increase electricity capacity/generation within the Argentine MEM. Pursuant to Resolution SE 406/2003, the Argentine Secretary of Energy decided to pay generators for the spot prices up to the amount available in a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, which were lower than spot prices for the same period. FONINVEMEM would receive the differences between spot prices and payments to sellers, according to Resolution SE 406/2003 from January 1, 2004 to December 31, 2006. CAMMESA was appointed to manage FONINVEMEM.

Pursuant to Resolution SE 1,193/2005, all private generators in the Argentine MEM were called upon to participate in the construction, operation and maintenance of the electricity generation plants to be built with the funds from FONINVEMEM, consisting of two combined-cycle generation plants of approximately 825 MW each.

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

The Energy Plus Program

In September 2006, the Argentine Secretary of Energy issued Resolution SE 1,281/2006 in an effort to respond to the continued increase in energy demand following Argentina’s economic recovery after the crisis. With this resolution, the Argentine government started the Energy Plus Program. which principal objectives are to (i) create incentives to construct electricity generation plants and (ii) ensure that energy available in the market is used primarily to service residential customers and industrial and commercial customers with an energy demand is at or below 300 kW as well as those who do not have access to other viable energy alternatives.

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

Agreement to Manage and Operate Projects

On November 25, 2010, the Argentine Secretary of Energy signed an agreement with several generation companies, including our subsidiaries, in order to: (i) increase thermoelectric unit availability, (ii) increase energy and capacity prices and (iii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies.

This agreement seeks to accomplish the following: (i) continue the reform of the Argentine MEM; (ii) enable the incorporation of new generation to meet the increased demand for energy in the Argentine MEM (pursuant to this agreement, our subsidiaries, together with the SADESA Group and Duke, formed a company to develop the combined-cycle project with a capacity of approximately 800 MW at the Vuelta de Obligado thermal plant (“VOSA”); (iii) determine a mechanism to pay the generators’ sales settlements with maturity dates to be determined (“LVFVD”), which represent generators’ claims for the period from January 1, 2008 to December 31, 2011. These contributions shall be returned with the interests and converted into U.S. dollars at the date of VOSA’s completion, considering the exchange rate existing as of the date on which the agreement was signed; and (iv) determine the method for recognizing the total remuneration due to generators.

On October 24, 2012, the contract for the turnkey supply and construction of the Vuelta de Obligado plant was entered into among General Electric Internacional Inc. and General Electric Internacional Inc., Argentina branch, and the Argentine Secretary of Energy.

The project also includes the expansion of the Río Coronda 500 kV transformer station which connects to the Argentine NIS, the construction of four new fuel tanks, the construction of a gas pipeline to supply natural gas from the national network, and maintenance of the plant during the single and combined-cycle operation periods for a period of ten years.

On December 3, 2014, the Vuelta de Obligado thermal plant started to operate its open cycle, with a capacity of 540 MW. Total installed capacity is expected to reach approximately 800MW in 2015.

Limits and Restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical Integration Restrictions

The vertical integration restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical integration restrictions were imposed by Law 24,065 (“Electricity Framework”), and apply differently to each sub-sector as described below:

Generators

•	Neither a generation company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling entity of a transmission company; and

•	Since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a generation company;

•	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a distribution company; and

•	Transmission companies cannot buy or sell electric energy.

Distributors

•	Neither a distribution company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a transmission company; and

•	A distribution company cannot own generation units. However, the shareholders of an electricity distributor may own generation units either by themselves or through any other entity created with the purpose of owning or controlling generation units.

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

The introduction of Resolution 95/2013 suppressed the market for energy transactions among generators, large customers and traders. This resolution defines a regulated remuneration scheme for each type of technology used in power generation (see— Argentina — Industry Overview” and “— Regulatory Developments: the Industry After the Public Emergency Law”).

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

Sales to Distribution Companies and Regulated Customers

In order to stabilize the prices for distribution, the market uses the seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market. This is a fixed price determined every six months by the Argentine Secretary of Energy based on CAMMESA’s recommended seasonal price level for the next period according to its estimated spot price. CAMMESA estimates this price by evaluating its expected supply, demand and available capacity, as well as other factors. The seasonal price is maintained for at least 90 days. Since 2002, the Argentine Secretary of Energy has been approving seasonal prices lower than those recommended by CAMMESA.

At the end of 2011, the Argentine government issued various resolutions in order to begin a process to reduce subsidies to gas, electricity and water tariffs. These resolutions provide for, among other things, the (i) approval of the seasonal programming of regulated tariffs for the period from November 2011 to April 2012, (ii) establishment of a new non-subsidized seasonal price, which increased from Ar$ 243 per MWh to Ar$ 320 per MWh, (iii) listing of economic activities that are subject to the reduction in subsidies, (iv) creation of a register recording the exceptions to the reduction in subsidies, (v) establishment of the effective date for the new tariffs as of January 1, 2012, and (vi) provisions for voluntarily renouncing gas, electricity and water subsidies through an online system.

Specific Regulatory Charges for Electricity Companies

The authority to impose regulatory charges in Argentina is administratively divided among the federal, provincial and the municipal governments. Therefore, the tax charge varies according to where the customer lives.

Incentives and Penalties

The Energy Plus Service Program, part of the Energy Plus Program, is provided by generators that have (i) installed new generation capacity or (ii) connected previously unconnected existing generation capacity to the Argentine NIS. All “Large Customers” that had a higher demand than their Base Demand as of November 1, 2006, were required to enter into a contract with the Energy Plus Service Program to cover their excess demand. Large Customers that did not enter into such contracts are required to pay additional amounts for any consumption that exceeds the Base Demand. The prices under the contracts with Energy Plus Service Program must be approved by the relevant authorities. Unregulated customers that were unable to secure an Energy Plus Service contract are able to request CAMMESA to conduct an auction in order to satisfy their demand.

Regulation in Transmission

The transmission sector is regulated based on the principles established in the Electricity Framework and the terms of the concession granted to Transener S.A. (the main operator of transmission lines in Argentina and a company not a related to us) under Decree 2,743/92. Due to technological reasons, the transmission sector is heavily affected by economies of scale that limit competition. As a result, the transmission sector operates under monopoly conditions and is subject to considerable regulation.

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

Electricity Exports and Imports

In order to give priority to the internal market supply, the Argentine Secretary of Energy adopted additional measures that restricted electricity and gas exports. Resolution SE 949/2004 established measures that allowed agents to export and import electricity under very restricted conditions. These measures prevented generators from satisfying their export commitments.

The Argentine Secretary of Energy published Disposition 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the use of transport capacity. These measures restricted gas delivery to Chile and Brazil. These restrictions are expected to continue as Resolution Enargas 1,410, which was issued in October 2010, reinforced such restrictions on gas distribution to certain customers. Specifically, the resolution mandated that the distribution of gas be made in the following order, from highest to lowest priority: (i) residential and commercial customers, (ii) the compressed natural gas market, (iii) large customers, (iv) thermal generator units, and (v) exports.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law 24,051, the “Hazardous Waste Law” and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector. Failure to satisfy these requirements entitles the Argentine government to impose penalties such as suspension of operations which, in case of public services, could result in the cancellation of concessions.

Law 26,190, enacted in 2007, defined the use of nonconventional renewable energy as a national interest and set the target at 8% market share for generation from renewable sources within a term of ten years. During 2009, the government took actions to reach this objective by publishing Resolution 712/2009 and launching an international auction to promote the installation of up to 1,000 MW of renewable energy capacity. This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA, a state owned company engaged in upstream and downstream activities associated with hydrocarbons and electricity. In June 2010, the “GENREN program” awarded a total of 895 MW, distributed in the following manner: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydro, and 20 MW of solar units. The prices awarded vary from US$ 150 per MWh (for mini-hydro units) to US$ 598 per MWh (for solar units). In 2011, the Argentine Secretary of Energy issued Resolution 108/11 which allowed CAMMESA to sign contracts directly with generators of renewable energy on conditions similar to Resolution 712/2009.

Brazil

Industry Overview

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, the “Brazilian NIS”, which comprises most of the regions of Brazil, and several other small isolated systems.

The following chart shows the relationships among the various participants in the Brazilian NIS:

Generation, transmission, distribution and trading are legally separated activities in Brazil.

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts with distributors, traders or unregulated customers. Differences are sold on the short-term market or spot market at the Settlement Price for the Differences (“PLD” in its Portuguese acronym). There is also a special mechanism between generators that seeks to re-allocate hydrological risk by offsetting differences between generators’ assured energy and that which is actually produced, called the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym).

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

Distribution is a public service that operates under monopoly conditions and is comprised of companies who have been granted concessions. Distributors in the Brazilian NIS are not permitted to: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to unregulated customers, except for those in their concession area and under the same conditions and tariffs with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Similarly, generators are not allowed to hold equity interests in excess of 10.0% in distributors.

The selling of electricity is governed by Law 10,848/2004 and Decrees 5,163/2004 and 5,177/2004 of the Electricity Trading Chamber or Clearing House (“CCEE” in its Portuguese acronym), and ANEEL Resolution 109/2004, which introduced the Electricity Trading Convention. This convention defines the terms, rules and procedures of the trading in the CCEE. Two possible situations were introduced by these regulations for the execution of energy sales agreements: (i) the regulated contracting environment, in which energy generation and distribution agents participate, and (ii) the free market contracting environment, in which energy generation, trading, importing and exporting agents, and unregulated customers, participate.

Commercial relations between the agents participating in the CCEE are governed mainly by energy sales agreements. All the agreements between the agents in the Brazilian NIS should be registered with the CCEE. The register includes the amounts of energy and the terms. The energy prices agreed are not registered with the CCEE, but instead are specified by the parties involved in the agreements.

The CCEE records the differences between energy produced or consumed and the contracted amount. The positive or negative differences are settled in the short-term market and priced at the PLD and are determined weekly for each level of load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated, and special customers. It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework. According to the specifications set forth in Law 9,427/96, unregulated customers in Brazil are those who currently: (i) represent a demand of at least 3,000 kW, generated using any method and purchase the energy supply directly with generators or traders, but not directly from distributors or (ii) represent a demand in the range of 500 to 3,000 kW with NCRE and purchase their energy supply directly with alternative generators or traders, with the option to purchase energy from distributors as well.

The Brazilian NIS is coordinated by the Brazilian Electricity System Operator (“ONS” in its Portuguese acronym) and is divided into four electric sub-systems: South-East/Center-West, South, North-East, and North. In addition to the Brazilian NIS, there are also the isolated systems that are not part of the Brazilian NIS. These isolated systems are generally located in the Northern and North-Eastern regions of Brazil and rely solely on electricity generated from coal-fired and oil-fueled thermal plants. According to the ONS, more than 98% of the energy required by Brazil is supplied by the Brazilian NIS and only 1.7% is supplied by isolated systems.

Principal Regulatory Authorities

The Brazilian Ministry of Mines and Energy (“Brazilian MME”) regulates the electricity industry and its primary role is to establish the policies, guidelines and regulations for the sector.

The Brazilian National Energy Policy Council (“CNPE” in its Portuguese acronym) is in charge of developing the national electricity policy. Its principal responsibilities include advising the President in the formulation of energy policies and guidelines, promoting the stable and secure supply of the country’s energy resources, ensuring the energy supply to the most remote parts of the country, establishing directives for specific programs (such as the use of natural gas, alcohol, biomass, coal and thermonuclear energy) and establishing directives for the import and export of energy.

The Energy Research Company (“EPE” in its Portuguese acronym) is an entity under the Brazilian MME. Its purpose is to conduct research and studies to support energy sector planning.

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

The Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA” in its Portuguese acronym) is an executive body of the National Environmental Policy, which acts as a federal independent organization. It is part of the Ministry of Environment, with responsibility for the implementation of the National Environmental Policy and the preservation and conservation of natural heritage, exercising control and supervision over the use of natural resources (water, flora, wildlife, soil, etc.).

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

In 1993, the Brazilian electric sector was reformed through Law 8,631/1993, which abolished the equalization of electricity tariffs system.

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

Law 9,648/1998 created the wholesale energy market, composed by the generation and distribution companies. Under this new law, the purchase and sale of electricity are freely negotiated.

The spot price is used to value the purchase and sale of electric power in the short term market. According to the law, the CCEE is responsible for setting electricity prices in the spot market. These prices are calculated on a marginal cost basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week subsequent to the determination.

Pursuant to Law 10,433/2002, the wholesale energy market structure came to be closely regulated and monitored by ANEEL. ANEEL is also responsible for setting wholesale energy market governance rules including measures to stimulate permanent external investment.

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

In terms of tariff reasonability, the model contemplates the purchase of electricity by distributors in a regulated environment through tenders carried out at the lowest tariff. As a result, the cost of acquiring electricity to be passed on to captive customers can be reduced. The new model includes electricity benefits for customers who are not yet included in this program, guaranteeing a subsidy for low income customers.

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

On January 23, 2013, the Brazilian Congress approved Law 12,783, which renewed electricity concessions according to Provisional Resolution 579. This law requires companies to reduce the average electricity tariff by 20.2% from February 2013, and to extend generation, transmission and distribution concessions for a maximum of 30 years, for both hydroelectric and thermal plants, which expire between 2015 and 2017.

The Values Compensation Account (“CVA” in its Portuguese acronym) helps to maintain stability in the market and allows the creation of deferrable costs, which is compensated through tariff adjustments based on the rates needed to offset the deficits of prior year. In the case of Ampla and Coelce, during 2015 the tariff adjustments were on March and April respectively.

In December of 2014, distributors in Brazil, including Ampla and Coelce, signed an amendment to the concession contract that allowed deferrable costs (CVA and others) to be part of the assets to be compensated at the end of the concession, if they were not compensated before through tariffs. Currently, IFRS allows the recognition of deferrable revenues, if the amounts are guaranteed to be recoverable.

Dispatch and Pricing (Settlement Price for the Differences (“PLD”))

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

The model used to compute the PLD seeks to achieve an optimal result for any given period and to define both the hydroelectric and thermal power generation for each submarket considering the hydrological conditions, the demand for electric power, the prices of fuel, the cost of the deficit, the entry of new projects into operation and the availability of equipment used for generation and transmission. As result of this process, the Marginal Operational Costs can be obtained for each load level and submarket.

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

On November 25, 2014, ANEEL approved new limits for the PLD starting in 2015. The maximum limit decreased from R$ 823 per MWh to R$ 388 per MWh and the minimum increased from R$ 16 per MWh to R$ 30 per MWh. The decision was the result of extensive debate, which began with Public Consultation No. 09/2014 and later in Public Hearing No. 54/2014. The main purpose of the new limits was to reduce the financial impact of the distributor’s exposure risks to the spot market for future contracted energy, principally as a reaction to the high spot prices in 2014. Also, the new maximum price mitigates risks faced by generators, such as unrecoverable economic and financial exposure when production is under contracted values. However, the possibility of selling surplus energy decreases with higher prices. Currently, generators can plan their surplus energy in order to boost their income by producing more power in the months where higher prices are expected.

Electricity Reallocation Mechanism

The Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym) provides financial protection against hydrological risks for hydro-generators in order to mitigate the shared hydrological risks that affect generators and assure the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that notwithstanding the centralized dispatch, all generators that participate in the MRE will have a participation in the overall hydro generation dispatched in proportion to their assured energy. The final value of the energy allocated to a generator can be greater or less than its assured energy depending on whether the overall hydro generation is greater or less than the overall hydro assured energy, respectively. This mechanism permits each generator, before buying energy in the spot market to fulfill its contracts, to purchase cheaper energy at a price that covers the incremental costs of operation and maintenance of hydroelectric plants and the payment of financial use of water compensation. The tariff used for trading energy in the MRE, the Optimum Energy Tariff, was set as R$ 10.54 per MWh for 2014.

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

Sales by Generation Companies to Unregulated Customers

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers. As for the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL. In 2012, the Brazilian MME’s Decree 455 mandated the creation of a price index and a requirement to register energy contracts ex-ante. The new price index was published in June 2014 and was tested internally over a six month period before being officially published in the market in December 2014.

Sales by Distribution Companies and Regulated Customers

Pursuant to market regulations, 100% of the energy demand from distributors must be satisfied through long-term contracts. Contracts must be renewed or newly entered into prior to the expiration of current contracts.

Tenders under the current regulatory environment are as follows: (i) A-5 tenders, corresponding to tenders for energy purchases from new generation sources to be supplied five years following the tender; (ii) A-3 tenders, for the acquisition of energy from new generation sources; (iii) A-1 tenders, for the acquisition of energy from existing generation sources; and (iv) A-0 tenders, energy adjustment tenders, for supplementing the energy load necessary for servicing customers in the distribution concession market, with a limit of 1% of such load. Reserve tenders are also carried out for increasing the security of the system.

Various energy tenders were held during 2011, including an A-3 tender and a reserve tender completed in August and an A-5 tender in December. The tender for reserve energy in August 2011 resulted in 1,218.1 MW. These were from wind farm, thermal and biomass projects, involving a total of 41 generating plants. The average price was R$ 99.61 per MWh. For the new A-5 tender process carried out in December 2011, 42 projects were assigned with a capacity of 1,211.5 MW at an average price of R$ 102.18 per MWh.

For 2012, two tenders were planned. An A-3 tender for December 12, 2012, was cancelled due to the low demand of distributors. An A-5 tender for new energy was held on December 14, 2012. Of the 574.3 MW of total installed capacity available for tender, 303.5 MW was allocated. The weighted average price was fixed in R$ 91.25 per MWh. Of the total energy allocated, 294.2 MW was allocated to two hydroelectric plants (at an average price of R$ 93.46 per MWh) and 281.9 MW was allocated to ten wind farms (at an average price of R$ 87.94 per MWh).

In 2013, six tenders took place: (i) an energy adjustments tender, in which no energy was allocated and the maximum price was fixed at R$ 163 per MWh; (ii) an A-0 tender in which no energy was allocated and the maximum price was fixed at R$ 177.22 per MWh; (iii) an A-1 tender in which only 39% of the distributors requirements was allocated at average price of R$ 177.22 per MWh; (iv) an A-3 tender with 332.5 MWh allocated to 39 wind power plants at average price of R$ 124.43 per MWh; (v) an A-5.1 tender in which 690.8 MWh was allocated (46% hydroelectric plants and 54% of biomass thermal plants) at an average price of R$ 124.97 per MWh; and (vi) an A-5.2 tender in which 1,599.5 MWh (33% of hydroelectric plants, 5% of biomass thermal plants and 62% of wind power plants) was allocated at an average price of R$ 109.93 per MWh.

In 2014, an A-0 tender was held on April 30, which resulted in 2,046 MW at an average price of R$ 268 per MWh. An A-3 tender was held on June 6, 2014, and of the 2,744.6 MW energy bid, 418 MW was assigned to the Santo Antonio hydroelectric plant at an average price of R$ 121per MWh and 551 MW was allocated to 21 wind farms at an average price of R$ 130 per MWh.

Sales of Capacity to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation at freely-agreed prices and conditions.

Incentives and Penalties

Another change imposed on the electricity sector is the separation of the bidding process for “formerly existing power” and “new power” projects. The Brazilian government believes that a “new power project” needs more favorable contractual conditions such as long term power purchase agreements (15 years for thermal and 30 years for hydro) and certain price levels for each technology in order to promote investment for the required expansion. On the other hand, “formerly existing power plants,” which include depreciated power plants, can sell their energy at lower prices under contracts with shorter terms.

Law 10,438/2002 created certain incentive programs for the use of alternative sources in the generation of electricity, known under the name of Proinfa. It assures the purchase of the electricity generated by Eletrobras for a period of 20 years and financial support from the Brazilian National Development Bank (“BNDES” in its Portuguese acronym), a state-owned development bank. Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the customers with electricity demand in the range of 500 to 3,000 kW who decide to migrate to an unregulated environment, provided that such customers purchase electricity from generating companies using non-conventional sources of electricity.

Selling agents are responsible for paying the buying agent if they are unable to comply with their delivery obligations. ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture). For each violation, fines may be imposed for up to 2% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice. ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, under extreme circumstances, terminate such agreements.

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

Regulation in Transmission

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located far away from the large centers of energy consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará still do not have access to the interconnected power system. In these states, supply is carried out by small thermal plants or hydroelectric plants located close to their respective capital cities, but the Brazilian government is gradually connecting these areas.

The interconnected power system provides for the exchange of power among the different regions when any region faces problems such as a reduction in hydroelectric power generation due to a drop in its reservoir levels. As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient energy production to be supplied by generation centers located in a more favorable location.

Any electric power market agent that produces or consumes energy is entitled to use the basic network. Free-market customers also have this right, provided that they comply with certain technical and legal requirements. This is called “free access” and is guaranteed by law and by ANEEL.

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

Colombia

Industry Overview

Industry Structure

The Wholesale Electricity Market in Colombia (“Colombian MEM” in its Spanish acronym) is based on a competitive market model and operates under open access principles. The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants. The Colombian MEM relies for its effective operation on a central agency known as the Colombian Administrator of the Commercial Exchange System.

The Colombian NIS includes generation plants, the interconnection grid, regional transmission lines, distribution lines and end-customers.

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

The following chart shows the relationships among the various participants in the Colombian MEM:

Generation activity consists of the production of electricity through hydroelectric, thermoelectric and all other generation plants connected to the Colombian NIS. The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers, other generators and traders. Generation companies are required to participate in the Colombian MEM with all of their generation plants or units connected to the Colombian NIS with generation capacities of at least 20 MW. Generation companies declare their energy availability and the price at which they are willing to sell it. This electricity is centrally dispatched by the National Dispatch Center (“CND” in its Spanish acronym).

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

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, in poor hydrological conditions. The generator who acquires a Firm Energy Commitment (“OEF” in its Spanish acronym) will receive a fixed remuneration during the commitment period, which is explained in the “Incentives and Penalties” section below.

Transmission operates under monopoly conditions with a guaranteed annual fixed income that is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes from the awarding of new projects for the expansion of the National Transmission System. This value is allocated among the traders of the National Transmission System in proportion to their energy demand.

Distribution is defined as the operation of local networks below 220 kV. Any customer may have access to a distribution network for which the customer pays a connection charge.

There is one interconnected system, the Colombian NIS, and several isolated regional and smaller systems that provide electricity to specific areas. According to the Colombian Mining and Energy Planning Agency, 96.5% of the Colombian population in 2013 received electricity through the public network.

Principal Regulatory Authorities

The Colombian Ministry of Mines and Energy is responsible for the policy-making of the electricity sector, which aims for a better use of the mining and energy resources available in Colombia, and in turn contributes to the country’s social and economic development.

The Colombian Mining and Energy Planning Agency is responsible for planning the expansion of the generation and transmission networks.

The Colombian National Council for Economic and Social Policy (“CONPES” in its Spanish acronym) is the highest national planning authority and works as an advisory entity to the government in all aspects related to Colombia’s economic and social development. It coordinates and directs the entities responsible for economic and social direction, through the study and approval of documents related to policy development.

The Colombian National Planning Department performs the functions of Executive Secretariat of the CONPES and therefore is responsible for coordinating and presenting the documents for discussion at meetings.

The Energy and Gas Regulatory Commission (“CREG” in its Spanish acronym) implements the principles of the industry set out by the Colombian Electricity Act. This commission is constituted by eight experts named by the Colombian President, the Colombian Ministry of Mines and Energy, the Colombian Ministry of Public Credit and the director of the Colombian National Planning Department or their delegates. Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost); quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions); adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment of all electricity customers); solidarity (the provision of funds by high-income customers to subsidize the subsistence consumption of low-income customers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

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

The National Operation Council is responsible for establishing technical standards to facilitate the efficient integration and operation of the Colombian NIS. It is a consultative entity composed of the CND’s Director and generation, transmission and distribution company representatives.

The Commercialization Advisory Committee is an advisory entity which assists CREG with the commercial aspects of the Colombian MEM.

The Colombian Superintendency of Industry and Commerce advises the national government and participates in the formulation of policies to promote competition and protect consumers, and industrial property, among others. It also investigates, corrects and sanctions restrictive commercial competition practices, such as antitrust behavior, and oversees mergers of companies operating in the same industries in order to prevent excessive concentration or monopolies in certain industries.

The Colombian Superintendency of Domestic Public Services is responsible for the oversight of all public utility services companies. The Superintendency monitors the efficiency of all utility companies and the quality of services. The Superintendency can also assume control over utility companies when the availability of utility services or the viability of such companies is at risk. Other duties include (i) enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility companies, (ii) providing accounting norms and rules for public service companies, and (iii) in general, organizing information networks and databases pertaining to public utilities.

The Colombian Ministry of Environment and Sustainable Development is responsible for the management of the environment and renewable natural resources. It is also responsible for guiding and regulating environmental planning as well as developing policies and regulations. The Colombian Ministry of Environment and Sustainable Development’s goal is to recover, conserve, protect, and promote sustainable use of renewable natural resources, the environment of the nation, and to ensure sustainable development, without prejudice to the functions assigned to other sectors.

The Colombian Ministry of Environment and Sustainable Development, together with the Colombian President, aims to develop national environmental and renewable natural resource policies in order to ensure the right of Colombians to a healthy environment in which natural heritage and national sovereignty are protected.

The Electricity Law

General

In 1994, the Colombian Congress passed significant reforms affecting the public utilities industry. These reforms, contained in Law 142, known as the Public Utility Services Law, and Law 143, were the result of constitutional amendments made in 1991. These laws form the basic legal framework that currently governs the electricity sector in Colombia. The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies and the adoption of universal access principles applicable to transmission and distribution networks.

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

Additionally, if an electricity generation company’s share of Colombia’s total Firm Energy ranges from 25% to 30% and the market’s Herfindahl Hirschman Index, a measure of market concentration, is at least 1,800, such company becomes subject to monitoring by the Colombian Superintendency of Domestic Public Services. If an electricity generation company’s share of Colombia’s total Firm Energy exceeds 30%, such company may be required to sell its share exceeding the 25% threshold.

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

A distribution company can hold over 25% of an integrated company’s equity if the market share of the latter company accounts for less than 2% of the national generation business. A company created before the enactment of Law 143 is prohibited from merging with another company created after Law 143 came into effect.

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

According to Law 143, these constitutional principles of freedom are the general rule in the electricity sector business, while the concession is the exception. Different economic, public, private or mixed agents may participate in the sector’s activities, which agents shall enjoy the freedom to develop their functions in a context of free market competition. In order to operate or start up projects, they must obtain from the competent authorities the necessary environmental, sanitation and water-right permits as well as other municipal permits and licenses. All economic agents may construct generation plants and their respective connection lines to the interconnection and transmission networks.

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

The Colombian MEM facilitates the sale of surplus energy that has not been committed under contracts. In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced energy dispatched unit for that period. The CND receives price bids each day from all the generators participating in the Colombian MEM. These bids indicate prices and the hourly available capacity for the following day. Based on this information, the CND, guided by an “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the dispatch optimized during the 24-hour period, taking into consideration initial operating conditions, and determining which generators will be dispatched the following day in order to satisfy expected demand. The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch. This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied at the lowest cost combination of available generating units in the country.

Additionally, the CND plans for the dispatch, which takes into consideration the limitations of the network, as well as other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner. The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs”. The net value of such restriction costs is assigned proportionally to all the traders within the Colombian NIS, according to their energy demand, and these costs are passed through to the end customers. Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions because current regulations do not take into account all the costs of safe, reliable generation. However, CREG believes that Resolution 036-2010 modified the remuneration of hydro plants by assigning the opportunity cost to the spot price, which compensated for these costs.

During 2012 and 2013, the “Statute for situations of scarcity in the MEM as part of the operative regulations” was under evaluation. In 2014, CREG published Resolution 026 which enacted the Statute, which defines the rules of operation under critical supply conditions.

Sales by Generation Companies to Unregulated Customers

In the unregulated market, generation companies and unregulated customers sign contracts in which terms and prices are freely agreed. Typically, these agreements establish that the customer pays for the energy that it consumes each month without a minimum or maximum. The prices are fixed in Colombian pesos indexed monthly to the Colombian PPI. According to resolution CREG 131 of 1998, to be considered “unregulated”, customers are required to have an average monthly power demand for six months of at least 0.1 MW, or a minimum of 55 MWh in monthly average energy demand over the prior six months.

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

Sales by Generation Companies to Traders for the Regulated Market

Traders in the regulated market are required to buy energy through procedures that ensure free market competition. For evaluating the bids, the buyer takes into account price factors as well as other technical conditions and commercial objectives to be defined before the contracting process. These agreements can be signed with different terms, such as: “pay for the amount contracted”, “pay for the amount demanded with or without a limit”, “pay for the amount actually consumed”, etc. Prices are denominated in Colombian pesos indexed monthly to the Colombian CPI.

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

Generation contribution to the Financial Support Fund for Energy for Unconnected Zones: Law 633 of 2000 (tax reform) states that generators must make a contribution of 1 Colombian peso to the Financial Support Fund for Energy for Unconnected Zones for every kilowatt dispatched on the Wholesale Energy Exchange. Initially, this requirement was effective until December 31, 2007 but it was extended to 2014 by Law 2,099 of November 2006.

Incentives and Penalties

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the OEF that they provide to the system. The OEF is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods. A generator that acquires an OEF will receive fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required. To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying such firm energy. Until November 2012, the transition period, the firm energy supply for reliability purposes was assigned proportionally to the declared firm energy of each generator. Beyond the transition period, the additional firm energy required by the system is allocated by bids. During 2014, CREG adjusted requirements for thermal plants with the ability to utilize multiple fuels in order to allow them to use natural gas instead of petroleum-based liquid fuels. Projects under construction with delayed start dates are now able to exchange the terms of their OEF, under specific conditions, with geothermal power plants in order to include renewable energy (wind since 2011 and biomass since 2013).

During 2011, CREG published resolutions for the assignment of OEF for the periods from December 2014 to November 2015 and from December 2015 to November 2016. For the first of these periods, the OEF assigned this pro rata to the existing generators while, for the second, it carried out a second tender for the electricity sector on December 27, 2011.

During 2013, Resolution 062-2013 created incentives for thermal plants to back up their OEF with imported natural gas to guarantee their OEF for ten years beginning December 2015. The new resolution proposes the foundations of the remuneration for the group of thermal plants in order to develop the first regasification terminal in Colombia.

On March 10, 2014, CREG published Resolution 022/ 2014, which defined a transitory regulated revenue in order to motivate the system participants to build a LNG terminal. During 2014, the participants were beginning to contract trading and import agents; however, due to the delay in the construction phase, CREG has allowed thermal generators to comply with their OEF using alternative fuels.

The tender for firm energy for the period from November 2015 to December 2016 was made on December 27, 2011. Seven companies participated with a total of eight projects of which five were assigned at a price of US$ 15.7 per MWh. The new projects are Río Ambeima (hydro, 45 MW), Carlos Lleras Restrepo (hydro, 78 MW), San Miguel (hydro, 42 MW), Gecelca 32 (thermal, 250 MW) and Tasajero 2 (thermal, 160 MW). The new assignments were made for a period of twenty years beginning on December 1, 2015.

In addition, on January 26, 2012, the auction was concluded for projects with long construction periods (“GPPS” in its Spanish acronym) which assigned OEFs for a period of twenty years to three hydroelectric projects and one thermal project. Two of these were assigned to new plants: Termonorte which will have a capacity of 88 MW by 2017 and the Porvenir II hydroelectric power plant which will have a capacity of 352 MW by 2018. The other two involved increases in OEF for plants already under construction and had available firm energy following the auction process conducted in 2008 (Sogamoso and Pescadero-Ituango hydroelectric plants). The process ended with assignment prices below the maximum defined for the auction in December (US$ 15.70 per MWh), and were in connection with Termonorte (US$ 14.90 per MWh); Porvenir II (US$ 11.70 per MWh); Sogamoso and Pescadero-Ituango (US$ 15.70 per MWh).

CREG regulated the reconfiguration auction scheme, under the methodology of reliability charge that allowed agents to change the beginning of the OEF by renouncing the “reliability payments” and paying a premium. XM published the results of the auction sale reconfiguration of OEF and Termocol, Amoya and Gecelca were the participating companies.

During 2012, CREG also issued the statement regarding OEF allocation for the period from December 2016 to November 2017. CREG indicated that (i) a tender for OEF allocation was not necessary due to the conditions of the system and (ii) the assignment schedule will be published once there is greater certainty regarding the execution dates Colombia-Panama interconnection agreement and the processes for importing natural gas. CREG Circular 045 states that this publication will be made after June 30, 2014.

Despite the statement, a tender was finalized in July 2012 for the reconfiguration of the OEF for the period from December 2012 to November 2013. The OEF was allocated to Termocol, which owns the Poliobras project (4.5 GWh per day) and to Amoyá, which owns the Isagen project (0.5 GWh per day). Such tenders are called when previously allocated OEFs exceed the projected demand for a certain period. The tender ended with a price margin of US$ 0.60 per MWh, which is greater than the reliability load price of December 2012 to November 2013. Projects such as Ambeima and Porvenir II have lost their OEF.

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

In addition to the interconnection with Ecuador, Colombia is also interconnected with Venezuela by three links, the most important being the Cuestecitas-Cuatricentenario line. During 2011 and 2012, there were energy transfers made from Colombia to Venezuela, through this line, under an agreement between the Presidents of both nations. The agreement allows for estimated transactions of 30 GWh per month, with a demand of 70 MW in periods of low and medium load and of 140 MW in periods of high load. The contract was signed on February 1, 2013 for a period of eleven months and was formalized by a contract between Isagen (Colombia) and Corpoelec (Venezuela).

There is also an energy interconnection project with Venezuela being carried out by the Institute of Planning and Promotion of Energy Solutions for Non-Interconnected Zones pursuant to an agreement between Colombia and Venezuela. Under the terms of this agreement, Colombia will sell electricity to Venezuela at a rate that is much cheaper than the costs to produce it. Venezuela will pay for the electricity with fuel rather than cash. This interconnection project is estimated to cost US$ 8 billion and includes the construction of a 35.6 kilometer transmission line with a capacity of 34,500 volts in order to supply electricity to the region of San Fernando de Atabapo, Venezuela.

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

Emgesa, Isagen, Celsia and its subsidiary EPSA participated in the tender process to obtain line capacity rights in Panama that took place on August 21, 2012. These companies were able to participate in the tender by forming subsidiaries in Panama and complying with all requirements under Panamanian law, including the provisions related to guarantees.

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

In November 2012, the Declaration of Santiago was signed by Chile, Colombia, Ecuador, Peru and Bolivia. The main purpose of this declaration was to facilitate regional electricity transactions by harmonizing regulatory frameworks of the member countries in order to connect the electricity networks of the signatory countries in the Pacific area.

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

During 2014, CREG defined the rules for choosing the Market Manager, invited participants for the subsequent selection as natural gas Market Manager, and regulated the creation of trust instruments in their care.

Also, advancements were made in defining the methodology to be used for calculating the discount rate, based on the WACC to be applied in natural gas transmission and distribution, fuel gas and LPG transport via pipelines, transmission and distribution of electricity in the national grid, and the generation and distribution of electricity in areas that are not connected to the Colombian NIS.

During the second half of 2014, and in accordance with the new regulatory framework, work continued on the second phase of marketing natural gas, which describes short and long term gas bilateral supply negotiations and aftermarket supply negotiations as well as transportation.

As a result of the implementation of the indexes in Annex IV of CREG Resolution 089 of 2013, prices of signed, long-term gas contracts were adjusted in November 2013, yielding an increase of around 25% for gas supply contracts in Guajira. CREG requested that agents resume the discussion to achieve a consensus among all participants in the natural gas chain to introduce tariffs for supply contracts and final rate regulated market.

Regulation in Transmission

Transmission companies which operate at least 220 kV grids constitute the National Transmission System (“NTS”). They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services. The transmission tariff includes a connection charge that covers the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies. Income is determined by the new replacement value of the network and equipment and by the resulting value of the bidding processes of awarding new projects for the expansion of the NTS. This value is allocated among the traders of the NTS in proportion to their energy demand.

The review of regulated transmission charges began in 2013 with the publication of the remuneration bases methodology proposed by CREG Resolution 042 of 2013. Such bases were complemented by the development of the Purposes and Guidelines for the Transmission Remuneration for the period 2015-2019, which was presented in CREG Resolution 078 of 2014. This resolution was defined by the Ministry of Mines and Energy and seeks to ensure timely expansions and adequate assets. It is expected that the new transmission remuneration methodology will be issued in the second quarter of 2015.

The expansion of the NTS is conducted according to model expansion plans designed by the Colombian Mining and Energy Planning Agency and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the Colombian Ministry of Mines and Energy in accordance with the guidelines set by CREG. The construction, operation and, maintenance of new projects is awarded to the company that offers the lowest present value of future cash flows needed for carrying out the project.

In 2012, CREG established the new quality of service regulation for the NTS. It defined incentives for failure to provide energy and required companies to compensate customers, by reducing their charges, for service interruptions in the NTS.

Trading Regulation

The retail market is divided into regulated and unregulated customers. Customers in the unregulated market may freely and directly enter into electricity supply contracts with a generator or a distributor, acting as traders, or with a pure trader. The unregulated customer, which for 2013 represented about 33% of the market, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

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

In October 2013, CREG published a new resolution that defines “technical equity” (equity corresponding to the minimum equity that allows agents to perform operations on the wholesale market, either as sellers or buyers) as a mechanism to rate the technical abilities of companies in order to protect the wholesale market from unstable companies. According to the new rule, any transaction in the spot market has to be lower than the technical equity of the companies involved in the transaction.

In order to improve wholesale price formation, CREG has been designing a new energy procurement scheme based on long term energy bids, known as Organized Market (“MOR” in its Spanish acronym). The final rules for this new system are not available, but CREG issued a draft version of the mechanism through Resolution 117-2013, and the deadline for consultations has passed. It is expected that the final resolution on MOR will be issued in early 2015, and the first auction will be called for by the end of the year.

The revision of Regulated Trading Charges has been on CREG’s agenda for several years. CREG Resolution 044 of 2012 proposed the general criteria and methodology to calculate trading remuneration, and it is expected that the CREG will issue new methodology in the first quarter of 2015.

Tariffs to End Customers

The energy trader is responsible for charging the electricity costs to end customers and the transfer of their payments to the industry’s agents. The tariffs applied to regulated customers are calculated according to a formula established by CREG. This formula reflects the costs of the industry (generation, transmission, distribution), depending on the customer’s connection level, trading losses, constraints, administrative costs, and market operating costs. The pricing formula is currently under review and CREG Resolution 135 of 2014 establishes the basis of the studies to determine the unit cost formula of providing service to regulated customers. It is expected that the commission will issue the formula by the end of 2015.

There are different factors that affect the final costs of the service. Subsidies and/or contributions are applied according to the socio-economic level of each customer, and when subsidies exceed contributions, the Colombian government compensates for the difference. Another factor that affects the final tariff is the distribution area, which establishes a single distribution tariff for the distribution companies in adjacent geographic zones.

In addition, to subsidize the value of electricity for the most financially vulnerable residential customers residing in the least developed rural areas, the Colombian Ministry of Mines and Energy established the Social Energy Fund (“FOES” in its Spanish acronym). Decree 011 2012 regulates FOES as defined in article 103 of Law 1450 of 2011 (published in 2012). FOES offsets CP$ 46 kWh of the price of electricity for the above mentioned customers.

Renewable Energy Law

On May 13, 2014, the Renewable Law (Law 1,715) was published. The new law establishes a general legal framework and created a fund intended to promote the development of non-conventional renewable energy, energy efficiency and programs designed to reduce electricity demand. One of its principal objectives is the progressive replacement of diesel generation in non-interconnected and isolated areas, in order to reduce energy cost and greenhouse gas emissions.

During the second half of 2014, the government worked on several aspects of the regulation, and as a result, in December the Colombian Ministry of Mines and Energy enacted Decrees 2492 and 2469 establishing guidelines for the demand response mechanism and the sale of surplus energy by self-generators.

Environmental Regulation

The environmental framework in Colombia was established by Law 99/1993, which also established the Colombian Ministry of the Environment (now the Colombian Ministry of Environment and Sustainable Development) as the authority for determining environmental policies. The Colombian Ministry of Environment defines issues, executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity that may result in environmental deterioration must first obtain environmental permits and licenses and also establish environmental management plans.

According to Law 99/1993, generation plants that have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment. Hydroelectric power plants must pay 6% of their generation and thermoelectric plants must pay 4% of their generation in addition to a tariff that is annually determined. This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

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

The Colombian Ministry of the Environment and Sustainable Development publishes progress reports annually for the portfolio projects of CDM and NAMA under development in Colombia. This allows interested parties a chance to buy CERs (Certified Emission Reduction) in connection with CDM projects and also provides financing opportunities in the case of NAMA projects.

In December 2012, the Colombian Mining and Energy Planning Agency published Resolution 0563, which establishes the procedure for the exclusion of sales tax for the programs or activities related to reduced energy consumption and energy efficiency.

In August 2013, the Colombian National Planning Department issued CONPES Document 3762, a policy text that established guidelines for the identification and prioritization of infrastructure projects that are of national and strategic interest in the energy, mining, oil, gas, and transportation sectors. It defines the relevant issues related with the formalities and procedures for acquiring land, prior consultation, community relations, environmental licensing and permits, and institutional coordination, all of which need to be resolved in order to assure the correct formulation and development of those projects.

During 2014, environmental regulation focused primarily on reducing the water contamination caused by discharged water and ecological flow.

Due to national discussions about environmental licensing, Colombian Ministry of the Environment and Sustainable Development enacted Decree 2041 which aims to reduce the timing needed to receive the necessary licenses.

Peru

Industry Overview

Industry Structure

In the Peruvian Wholesale Electricity Market (“Peruvian MEM” in its Spanish acronym) there are four categories of local agents: generators, transmitters, distributors and large customers. The following chart shows the relationships among the various participants in the SEIN.

The generation segment is composed of companies that own generation plants. This segment is noted for being a competitive market in which prices tend to reflect the marginal cost of production. Electricity generators, as energy producers, have capacity and energy sale commitments with their contracted customers. Generators may sell their capacity and energy to both distributors and unregulated customers.

The energy received by a generator’s customers does not necessarily coincide with the energy produced by that supplier since the generation plants’ production is allocated by the COES, through a centralized dispatch. The transfer cost is minimized by reviewing the variable production costs of each power plant, regardless of their contractual commitments. The only exception to this rule are the natural gas plants, which declare the natural gas price once a year for dispatch purposes. Therefore, there is a short-term market also managed by the COES, where an economic balance is made between the energy produced and the consumption required by the generators’ customers.

The generation plants’ production and the customers’ energy consumption at the nodal short-term marginal cost are valued, and the deficit generators pay for the energy purchased from surplus generators. The balance made in connection with energy sales is also carried out with respect to capacity, in which case the price of the capacity corresponds to a price regulated by the Osinergmin.

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices. Decree 049/2008 established two models, one which represented a theoretical dispatch without considering any restrictions and another that considered real dispatch with restrictions. The spot price is obtained from the theoretical dispatch (known as “ideal marginal cost”), and the additional operating costs resulting from system restrictions are paid through demand from the affected generators through a mechanism established by the authority. The “ideal marginal cost” regime was extended until December 31, 2016.

The settlements made by the COES also include payments and/or collections for supplementary services such as frequency and tension regulation. They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, etc.

Regulation DS 027-2011-EM of June 2011 established that as of January 2014, several participants may also act as buyers in the short-term market, in addition to the generators. These other participants include distributors (in order to meet the demand of their unregulated customers), large customers with demand over 10 MW, and a group of unregulated customers whose aggregate demand exceeds 10 MW. This regulation is now suspended until the wholesale market prices return to previous levels (anticipated to occur after 2017).

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

Electricity distribution is an activity carried out in the concession areas granted to different distribution companies. Customers with a capacity demand lower than 200 kW are considered regulated customers, and their energy supply is considered to be a public service. Customers whose capacity demand is within the range of 200-2,500 kW are free to choose whether to be considered regulated or unregulated customers. Once this type of customer chooses an option, the customer must remain in that category for at least three years. If the customer wants to change its category from regulated to unregulated customer, or vice versa, at least one year advance notice must be provided.

There is only one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas. According to the National Institute of Statistics of Peru (“INEI” in its Spanish acronym) as of December 2012, 91.2% of the population obtained electricity through the public network.

Principal Regulatory Authorities

The Peruvian Ministry of Energy and Mining (“MINEM” in its Spanish acronym) defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities. On August 10, 2012, Regulation DS 030-2012-EM amended the articles of organization and defined the activities of MINEM and the Natural Gas Management Department.

The Agency for the Promotion of Private Investment (“PROINVERSIÓN” in its Spanish acronym) is a public entity responsible for attracting private investment in public utilities and infrastructure works. It also advises provides advice to investors in making their investment decisions.

Osinergmin, is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs. It also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The COES coordinates the SEIN’s short, medium and long-term operations at minimum cost, maintaining the security of the system and optimizing energy resources. It also plans for the SEIN’s transmission development and manages the short-term market.

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

Law 29,852/2012 and Regulation 021-2012-EM created the Hydrocarbons Energy Security System and the Fund of Social Energy Inclusion (“FISE” in its Spanish acronym). These laws also created a system of social compensation and universal service for the most vulnerable sectors of the population which will be financed by surcharges on the electricity billing of unregulated customers (equivalent to the surcharge that exists today for regulated customers on the Electrical Social Compensation Fund, “FOSE” in its Spanish acronym), transport surcharges for hydrocarbon-derivate liquids and natural gas multi-pipelines and surcharges on the use of the natural gas pipeline.

Osinergmin and distribution companies are the administrators of the FISE, which directs funds to (i) the massification of natural gas to vulnerable sectors, (ii) develop new energy sources like photovoltaic cells, solar panels, etc., and (iii) supply liquefied petroleum gas (“LPG”) to vulnerable sectors.

Law 29,969/2012 provides for the massification of natural gas. State electricity distributors are authorized to carry out natural-gas programs, including the distribution of natural gas in their concession area. They are also able to associate with companies specializing in the development of gas distribution projects. Within a maximum period of three years from the start of the gas distribution, MINEM will start the process of promoting private investment by granting gas distribution concessions through the pipeline network.

Law 29,970/2012 guarantees energy security and promotes the development of the petro-chemical complex in the south of the country. Under this law, the following agendas have been declared as a matter of national interest: (i) the guarantee of energy security, (ii) the transport of ethane to southern Peru; and (iii) the construction of regional pipelines in Huancavelica, Junín, and Ayacucho and their connection to existing gas pipelines.

Limits and Restrictions

Since the enactment of the Law of Electricity Concessions, vertical integration is restricted, and activities in the generation, transmission and distribution segments must be developed by different companies. The Antitrust Law for the Electricity Sector regulates the cases in which vertical and horizontal integration is admissible.

An antitrust authorization is compulsory for those electricity companies that hold more than 5% of another business segment, either before or as a result of a merger or integration. An authorization is also required for the horizontal integration of generation, transmission and distribution activities which result in a market share of 15% or higher of any business segment, either before or as a result of any operation.

Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property, using the market share information provided by Osinergmin.

Regulation of Generation Companies

Concessions

Generation companies that own or operate a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM. A concession for electricity generation activity is a unilateral permit granted to the generator by the MINEM. Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Law of Electricity Concessions, and its related regulations.

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

Tenders Promoted by the State

During 2009, MINEM carried out several studies which concluded that there will be lack of power generation capacity in the system in the near future. MINEM recommended the construction of new power plants that would serve as backup in order to guarantee the flow of electricity to the system and avoid blackouts. As a result, PROINVERSIÓN carried out a public bid in August 2010, seeking to secure investments for three projects located in Talara, Trujillo and Ilo that would add another 800 MW to the system. The bid resulted in two of the projects being awarded: Talara (200 MW, for EEPSA, an Enersis subsidiary) and Ilo (400 MW, for Enersur, an unrelated company). These plants receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred for generating electricity. The Trujillo generation facility was later replaced by the Eten generation facility and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW) (the “Cold Reserve Project”).

An international tender was held in 2012 for the concession for the Cold Reserve Project for the Pucallpa (Ucayali) and Puerto Maldonado (Madre de Dios) plants, which were awarded to Consorcio Energía Perú S.A. The construction period of the plants will be 30 months from the signing of the contracts, and the concession covers a period of 20 years plus the construction period. The Pucallpa thermal plant will require an investment of approximately US$ 31.5 million and will have a capacity between 35 and 40 MW, covering 80% of the energy demand. The Puerto Maldonado thermal plant will require an investment of approximately US$ 18.5 million, and will have a capacity between 15 and 18 MW, covering 100% of the energy demand.

On March 21, 2013, PROINVERSIÓN held an international public tender to promote private investments in the Hydroelectric Plants project (CH Molloco—280 MW), which is located in the hills of the Arequipa region. It was awarded to the Corsan Corviam – Engevix – Enex partnership.

Services provided by generation, transmission, and distribution companies must comply with technical standards stated in the Technical Regulations on the Quality of the Electric Supply. Failure to do so might result in the imposition of fines by Osinergmin.

Generators receive a capacity payment whose main component is the annuity of a peak-load plant. However, to be eligible to receive this payment, plants have to be part of the reserve margin established annually by Osinergmin. The capacity ranking is constructed in base of firm power of every power plant connected to the system and their relative efficiency (ordered by variable costs). Only plants included in the ranking as required to cover the peak demand plus the reserve margin receive the capacity payment. Every year, Osinergmin sets the power price that shall be assigned and paid to each generator pursuant to this concept.

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador, with a limited capacity of 160 MW. However, the line has not operated continuously because of regulatory issues. During June and August 2011, Peru imported energy from Ecuador due to the lack of generation in northern Peru and transmission problems in the SEIN in that zone. In 2012, Peru imported 4.5 GWh of electricity from Ecuador due to the maintenance of the Talara Zorritos line (3.9 GWh in February 2012) and the TGN4 Malacas power plant (0.6 GWh in March 2012). During 2014, electricity exports to Ecuador totaled 12.7 GWh.

Internal regulations were also approved for the application of Decision 757 of the Andean Community of Nations (“CAN” in its Spanish acronym), which establishes that when bilateral electricity transactions are carried out with other CAN countries, the Economic Operation Committee of the SEIN should send weekly reports to the MINEM and to Osinergmin demonstrating that priority has been given to supplying the domestic market (Supreme Decree 011-2012-EM).

In addition to the interconnection with Ecuador, the governments of Peru and Brazil in 2010 signed the “Agreement between the Republic of Peru and the Federal Republic of Brazil for the supply of electricity to Peru and export of surpluses to Brazil” with the main purpose of exploiting Peruvian hydroelectric resources in the Amazon basin. In January 2012, Peru created a commission to handle the aspects contemplated in that agreement. The general framework establishes that the accumulated capacity of the generation plants that can be committed to export to Brazil is a maximum of 7,200 MW and dispatch will have the following order of priority: (i) the Peruvian regulated market, (ii) the Peruvian unregulated market, and lastly, (iii) the Brazilian market. As of the date of this Report, the process is on hold, and is expected to be approved by the Peruvian congress that currently is under the study of the Commission of Andean, Amazonian and Afro-Peruvian Peoples, Environment and Ecology.

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

Regulation in Transmission

Transmission activities are divided in two categories: “principal”, which are for common use and allow the flow of energy through the national grid; and “secondary”, which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network or that connect directly to certain end customers. Law 28,832 also defined “guaranteed transmission systems” and “supplementary transmission systems”, applicable to projects commissioned after the enactment of that law. Guaranteed system lines are the result of a public bid and supplementary system lines are freely constructed and exploited as private projects. Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers. Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW. The secondary and supplementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is established in the Environmental Law (Law 28,611/2005) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM). MINEM dictates the specific environmental legal dispositions applicable to electricity activities, and Osinergmin is in charge of supervising certain aspects of their application and implementation. According to the Environmental Law, the Peruvian Ministry of Environment has the principal duties of (i) designing the general environmental policies to every productive activity; and (ii) establishing the main guidelines of the different government authorities for their specific environmental sector regulations. During 2010, most supervision functions regarding the application and implementation of the Environmental Law’s dispositions were transferred from Osinergmin to the Peruvian Ministry of the Environment.

Renewable Energy Resources (“RER”) for electricity generation are considered to be from the following sources: biomass, wind, solar, geothermal and tidal sources, as well as hydroelectric plants with an installed capacity lower than 20 MW.

In 2008, the authority issued regulations to promote the use of RER. The principal investment incentives established by these regulations are (i) an objective percentage of national electricity consumption, set every five years, to be covered by RER-based electricity generation, excluding hydroelectric plants (for the first five-year period, this percentage is 5%); (ii) through tenders of energy to be covered by RER, the investor awarded the tender is guaranteed a firm price for the energy injected into the system during the supply contract period of up to 20 years; and (iii) priority in the dispatch of load and access to transmission and distribution networks.

The second RER tender was held in August 2011 for the 1,300 GWh per year, which must be generated from non-hydroelectric sources. Out of 21 initiatives proposed, 473 GWh were awarded to three projects.

The third RER tender was held in December 2013, with the objective to provide 1,300 GWh per year of hydroelectric power and 320 GWh of biomass derived electricity. Nineteen small hydroelectric projects with individual capacities below 20 MW were awarded to supply 1,268 GWh.

The fourth RER tender is scheduled to take place in August 2015, with the objective to provide 1,300 GWh to both the interconnected and isolated systems. In addition, 450 GWh per year are required from small hydroelectric projects with a maximum capacity of 20 MW each.

In addition, other regulations established tax incentives, including (i) accelerated asset depreciation for income tax purposes, and (ii) the advanced recovery of the sales tax. In 2011, the permanent congressional commission approved Law 29,764, extending these tax benefits through 2020.

Law 29,968/2012 created the National Environmental Certification Service for Sustainable Investments (“SENACE” in its Spanish acronym), a specialized public organization with technical autonomy and a separate legal constitution, which reports to the Peruvian Ministry of the Environment. This organization is responsible for reviewing and approving detailed environmental impact studies of public, private or mixed capital investment projects, whether national or multi-regional, that involve activities, construction and other commercial and service activities whose characteristics, importance and/or location can result in significant environmental impacts, with the exception of those expressly excluded by Supreme Decree with the consenting vote of the Council of Ministers.

SENACE seeks to implement a single system of environmental administrative procedures to guarantee sustainable investments through the implementation of a sole window of environmental certification

Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by the Italian company, Enel, our ultimate parent company. Enersis, our controlling shareholder, owns 60.0% of our shares, and Enel beneficially owns, 60.6% of Enersis through wholly-owned Spanish subsidiaries. Enel publicly trades on the Milan Stock Exchange. It is headquartered in Italy and is primarily engaged in the energy sector, with a presence in 32 countries across four continents, mainly in Europe and Latin America, and generating power from power plants with over 95 GW of net installed capacity. Enel provides service to more than 61 million customers through its electricity and gas businesses through distribution networks of 1.9 million kilometers.

The following chart shows our most important operating subsidiaries and jointly-controlled companies as of December 31, 2014. Please refer to the inside cover for a simplified chart.

The companies listed in the following table were consolidated by us as of December 31, 2014. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies and Country of Operations	% Economic Ownership of Main Subsidiary by Endesa Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
Electricity Generation	(in %)	(in billions of Ch$)
Celta (Chile) (1)	96.2	649.1	89.1
Pehuenche (Chile)	92.7	284.5	180.5
El Chocón (Argentina)	65.4	160.8	14.3
Costanera (Argentina)	75.7	186.5	13.7
Emgesa (Colombia)(2)	26.9	2,112.0	449.5
Edegel (Peru) (3)	62.5	830.6	121.7
GasAtacama (Chile)(4)	98.1	414.2	36.7
Other Non-Electricity Business
Túnel El Melón (Chile)(5)	100	26.3	6.5

(1)	Includes Central Eólica Canela S.A.
(2)	We hold 56.4% of Emgesa’s voting rights as a result of a transfer of voting rights from Enersis. In addition, we are allowed to appoint the majority of the Board members pursuant to a shareholders’ agreement, and therefore control Emgesa. For more information on our control of Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”
(3)	Excludes Chinango S.A.C.
(4)	GasAtacama has been consolidated since May 2014.
(5)	On December 18, 2014, our Board of Directors approved the binding offer from the private fund administered by Independencia S.A. to acquire the total participation of Túnel El Melón S.A. from Celta S.A.

Celta (Chile)

Celta was formed in 1995 in order to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW and a gas/fuel oil power plant with 24 MW of installed capacity. On November 1, 2013, Endesa Eco (including San Isidro and Pangue) was merged into Celta. This merger was completed under the organizational simplification that we announced on February 29, 2012. We hold a 96.2% equity interest in Celta.

GasAtacama (Chile)

GasAtacama is a generation company located in the northern region of Chile. It consists of a four-unit combined-cycle power plant with a capacity of 780 MW and a gas pipeline, which allows the import of gas from Argentina.

After completing the purchase of a 50% ownership interest in GasAtacama Holding, we beneficially own 98.1% of GasAtacama’s shares. Since May 1, 2014, we have fully consolidated GasAtacama Holding and GasAtacama in our consolidated financial statements.

Pehuenche (Chile)

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. We hold 92.7% of Pehuenche.

Túnel El Melón (Chile)

Túnel El Melón is a 2.5 kilometer two-lane highway tunnel, located between the provinces of Petorca and Quillota in the Valparaíso Region, Chile. The tunnel operation will take place until the termination of the concession’s contractual period in June 2016. On December 18, 2014, our Board of Directors approved the binding offer from the private fund administered by Independencia S.A. to acquire the total participation of Túnel El Melón S.A.that Endesa Chile and Celta jointly held. This transaction was completed on January 9, 2015 and was part of the selling process of non-core assets.

Costanera (Argentina)

Costanera is an Argentine publicly held electricity generation company, with 2,324 MW of total installed capacity in Buenos Aires. Costanera consists of six steam turbines with an aggregate capacity of 1,138 MW which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,186 MW. Costanera was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. We beneficially own 75.7% of Costanera.

El Chocón (Argentina)

El Chocón is an Argentine electricity generation company. It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW located between Neuquén and Río Negro provinces, in the Comahue Basin in southern Argentina. A 30-year concession, which expires in 2023, was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of El Chocón’s shares in July 1993 during the privatization process. We operate El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession. We beneficially own 65.4% of El Chocón.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 3,059 MW, of which 85% is from hydroelectric power plants and 15% is from thermoelectric power plants. Empresa de Energía de Bogotá S.A. directly holds a 51.5% equity interest in Emgesa. We beneficially own 26.9% of Emgesa’s shares and have 31.3% of the voting rights. However, due to a transfer of 25.1% of the voting rights in Emgesa from Enersis and a shareholders’ agreement, we hold the majority of the voting rights and are allowed to appoint the majority of the Board members and, therefore, control Emgesa. For more information on our control of Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Edegel (Peru)

Edegel, an electricity generation company, was acquired by us in 1995. It consists of seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,652 MW. In October 2009, we purchased an additional 29.4% stake in Edegel from Generalima, S.A.C., a subsidiary of Enersis. As a result of this transaction, we increased our ownership interest in Edegel from 33.1% to 62.5%.

Edegel holds 80% of the shares of Chinango S.A.C. and Peruana de Energía S.A.A. (an unaffiliated entity) owns the remaining 20% of the shares.

Selected Related and Jointly-Controlled Companies

GNL Quintero (Chile)

GNL Quintero was incorporated in March 2007 and operates a LNG regasification facility located in Quintero Bay at which the LNG is unloaded, stored and regasified. We own 20% of GNL Quintero, and the remaining ownership interest is held by British Gas (20%), ENAP (20%), Metrogas (20%) and Enagas (20%).

As of December 31, 2014, this project had a regasification capacity of 9.6 million cubic meters per day and two 160,000 cubic meter LNG containment tanks. Since March 24, 2015, the regasification capacity has increased to 15 million cubic meters.

HidroAysén (Chile)

HidroAysén was incorporated in March 2007 to develop and exploit a hydroelectric project in the Aysén Region, in southern Chile. We own 51% of HidroAysén, and Colbún owns the remaining 49%. We recorded an impairment loss of Ch$ 69,067 million attributed to the fourth quarter of 2014, related to the uncertainty of recovering the investment made in HidroAysén.

Transquillota (Chile)

Transquillota was formed by San Isidro and Colbún for the joint development of a 220 kV transmission line to dispatch the energy produced and to connect to both the San Isidro (which is now merged with Celta, one of our subsidiaries) and Nehuenco (a subsidiary of Colbún) plants to the SIC. The 220 kV transmission line is 8 kilometers long. The property is equally divided between Nehuenco and us. Our economic interest in Transquillota is 48.1%.

Electrogas (Chile)

Electrogas was incorporated in 1996. It offers natural gas transportation services to the Valparaíso Region of Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota. We beneficially own 42.5% of Electrogas. The remaining shareholders are Colbún. and ENAP, both unaffiliated entities.

Cemsa (Argentina)

Cemsa’s principal activities are the trading of electricity, fuel and oil. Cemsa has signed several agreements with the Argentine electricity power stations in order to support its supply contracts. The power stations that provide Cemsa’s electricity supply contracts are: Costanera, Dock Sud, Centrales Térmicas del Noroeste S.A., and El Chocón. We indirectly own 45% of Cemsa.

Enel Brasil (Brazil)

In 2005, Enel Brasil was formed in order to manage all Brazilian generation, transmission and distribution assets that Enel Latinoamérica owns in conjunction with Enersis, Endesa Chile and Chilectra. Enel Brasil consolidates operations of two generation companies (Cachoeira Dourada and Fortaleza, both operated by us), the transmission company CIEN, as well as two distribution companies (Ampla and Coelce). Fortaleza is a combined-cycle power plant of 322 MW fueled by natural gas, with a capacity to generate one-third of the electricity requirements of the State of Ceará, a state with a population of 8.2 million people. Cachoeira Dourada is a run-of–the-river hydroelectric plant using the flows from the Paranaiba River, located in the State of Goias, and consisting in ten generating units totaling 665 MW of installed capacity. CIEN is a transmission and trading Brazilian company wholly-owned by Enel Brasil. It transmits electricity through two owned transmission lines located between Argentina and Brazil, covering a distance of 500 kilometers, with a total interconnection capacity of 2,100 MW. Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil, in terms of customers number and annual energy sales. Ampla is mainly engaged in the distribution of electricity to 66 municipalities located in the State of Rio de Janeiro, and serves 2.8 million customers in a concession area of 32,615 square kilometers. Coelce is the sole electricity distributor of the State of Ceará, located in the northeastern of Brazil, and serves over 3.2 million customers within a concession area of 148,825 square kilometers. We beneficially own 37.1% of Enel Brasil and record this unconsolidated investment under the equity method.

For additional information on all of our subsidiaries and jointly-controlled companies, please refer to Appendix 1 of our consolidated financial statements.

D.	Property, Plant and Equipment.

In Chile, we own 28 generation power plants. We also consolidate revenues from other non wholly-owned generation companies in Argentina, Colombia and Peru, which in turn own 26 additional generation power plants. As a result, we have an aggregate of 54 power plants in South America.

A substantial portion of our cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on our operations. We insure all of our electricity generation facilities against damage due to earthquakes, fires, floods, other acts of god (but not for prolonged droughts, which are force majeure risks, and are not covered by insurance companies) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of an event with a material adverse effect is remote. Claims under our insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period.

The insurance coverage taken for Chilean non-Chilean property are approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines.

All insurance policies are purchased from reputable international insurers. We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

The following table identifies the power plants that we own, at the end of each year, by country and their basic characteristics:

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type(1)	2014	2013	2012
Chile			(in MW)
Endesa Chile	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34

	Total hydroelectric		2,290	2,290	2,290
	Bocamina(2)	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257

	Total thermal		1,467	1,467	1,467

	Total		3,757	3,757	3,757
Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40

	Total		699	699	699
San Isidro(3)	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	—	—	379
	Pangue	Reservoir	—	—	467

	Total		—	—	846
Endesa Eco(3)	Canela	Wind Farm	—	—	18
	Canela II	Wind Farm	—	—	60
	Ojos de Agua	Pass-through	—	—	9

	Total		—	—	87
Celta(3)	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	—
	Pangue	Reservoir	467	467	—
	Canela	Wind Farm	18	18	—
	Canela II	Wind Farm	60	60	—
	Ojos de Agua	Pass-through	9	9	—

	Total		1,115	1,115	182

GasAtacama(4)	Atacama	Combined Cycle /Natural Gas+Diesel Oil	781	—	—

	Total		781

Total capacity in Chile			6,351	5,571	5,571

(1)	“Reservoir” and “pass-through” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” (“GT”) or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.
(2)	On October 28, 2012, Bocamina II (350 MW) commenced commercial operation.
(3)	San Isidro merged into Endesa Eco on September 1, 2013, and the latter was the surviving company. Subsequently, Endesa Eco merged into Celta on November 1, 2013 and Celta was the surviving company.
(4)	GasAtacama was accounted for using the equity method and its installed capacity was not included in 2012, 2013 and a portion of 2014. Since May 1, 2014, GasAtacama has been fully consolidated following our purchase of an additional 50% interest in GasAtacama Holding.

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type	2014	2013	2012
			(in MW)
Argentina
Costanera	Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138	1,138	1,138
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	859	859
	Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	327	327

	Total		2,324	2,324	2,324
El Chocón	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128

	Total		1,328	1,328	1,328

Total capacity in Argentina			3,652	3,652	3,652

Colombia
Emgesa	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas	208	208	208
	Minor plants (1)	Pass-through	57	77	116
	Betania	Reservoir	541	541	541
	Dario Valencia(2)	Pass-through	150	50	—
	Salto II(3)	Pass-through	35	—	—
	Laguneta(4)	Pass-through	18	—	—

Total capacity in Colombia			3,059	2,926	2,914

Peru
Edegel
	Huinco	Pass-through	247	247	247
	Matucana(5)	Pass-through	137	133	129
	Callahuanca	Pass-through	80	80	80
	Moyopampa	Pass-through	66	66	66
	Huampani	Pass-through	30	30	30
	Santa Rosa(6)(7)	Gas Turbine/Diesel Oil	413	305	426
	Ventanilla(6)	Combined Cycle/Natural Gas	485	485	485

	Total		1,458	1,346	1,463
Chinango
	Yanango	Pass-through	43	43	43
	Chimay	Pass-through	151	151	151

	Total		194	194	194

Total capacity in Peru			1,652	1,540	1,657

Consolidated capacity			14,715	13,689	13,795

(1)	Minor plants have an aggregate capacity of 57 MW. As of December 31, 2014 Emgesa owned and operated three minor plants: Charquito (19 MW), El Limonar (18 MW) and Tequendama (19.5 MW). In March 2014, the San Antonio (19.5 MW) plant was decommissioned. In October 2013, the La Tinta (19.5 MW) and La Junca (19.5 MW) plants were decommissioned.
(2)	In November 2013, the Dario Valencia power plant began commercial operations with 50 MW of installed capacity. During 2014 unit 1 (January) and unit 5 (April) also began commercial operations adding 100 MW of capacity. This power plant is part of the Salaco Hydroelectric project (see “— Investment Projects Completed during 2014” below) , together with the El Limonar, El Salto II and Laguneta power plants.
(3)	In June 2014, the El Salto II (35 MW) power plant began commercial operations.
(4)	In December 2014, the Laguneta (18 MW) power plant began commercial operations.
(5)	The Matucana power plant increased its installed capacity by 4 MW in June 2013 and by 4 MW in July 2014.
(6)	The installed capacity of this power plant in 2014 was the result of tests made by COES.
(7)	In October 2013, unit TG 7 (121 MW) of the Santa Rosa power plant was decommissioned and in December 2014 it began commercial operations again. During 2014, unit TG 5 (January) and unit TG 8 (December) decreased Santa Rosa’s installed capacity by 13 MW.

As of December 31, 2014, we received the ISO 14,001 certification for 97.6% of our installed capacity in South America, which included all of our generation facilities that produced 100% of the total annual generation in accordance with this standard. The Bocamina II generating unit is the only not certified facility because it was out of service during 2014.

Project Investments

The total investment of each project described below was translated into Chilean pesos at the exchange rate of Ch$ 606.75 per U.S. dollar, the U.S. dollar Observed Exchange Rate for December 31, 2014. Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls, unless otherwise indicated.

Investment Projects Completed during 2014

Colombia. Salaco Hydroelectric Project

The Salaco optimization project consisted of adding 145 MW of capacity to the hydro cascade of the Bogotá River, through major maintenance and modernization of six generating units that had been out of service. The units refurbished are located in three generating stations: Salto II (increasing capacity from 19.4 MW to 35 MW), Laguneta (increasing capacity from 18 MW to 36 MW) and Darío Valencia (increasing capacity from 38.8 MW to 150 MW), all of which were previously being dispatched as small hydro plants on a marginal basis. The Laguneta power plant was reconfigured for commercial convenience into two minor plants: Laguneta and Limonar, allowing us to have a continuous generation and to increase our operating income. The increase in capacity generated an additional 323.8 GWh during 2014 and is expected to generate approximately 482 GWh per year.

Renovation work began in February 2013, and is substantially completed, although there is some work still pending related to auxiliary and ancillary equipment and the integration of the SCADA system, a system to control and remotely operate the power plant. On November 6, 2013, Darío Valencia’s HPP unit 2 (50 MW) resumed commercial operation and during 2014 the remainder of the units also began commercial operation (see notes (3) through (5) of the table showing the installed capacity in Colombia).

This project is being financed with internally generated funds. The total estimated investment is Ch$ 26,515 million of which Ch$ 22,771 million was accrued as of December 31, 2014.

Projects under Construction

Colombia. El Quimbo Hydroelectric Project

The El Quimbo hydroelectric project is located in the province of Huila, southeast of Bogotá, on the Magdalena River, upstream of the Betania power plant. Its installed capacity will be 400 MW through two generation units. The estimated average generation is 2,216 GWh per year. The construction began in December 2010 and is expected to be completed by September 2015.

During 2014, two significant landslides (March 12th and June 14th) occurred in the area of the auxiliary dam, downstream of the structure. As a consequence, we needed to reschedule activities and the initial filling of the reservoir is anticipated to take place in June 2015. As a result, units 1 and 2 are estimated to begin operations on August 30 and September 30, 2015, respectively.

The main advances in construction in 2014 were:

•	In March 2014, we finished all the concrete work and machine housing of unit 1 and unit 2.

•	In May 2014, we finished phase I of civil works, including the concrete face of the dam.

•	In October 2014, we completed of the unit 1 rotor assembly in the penstock (including alignment and leveling).

•	In November 2014, we finished the testing of the unit 1 transformer in its final location.

This project is being financed primarily with external sources, through local and international bonds. The estimated total investment is Ch$ 723,308 million, of which Ch$ 473,828 million was accrued as of December 31, 2014.

Chile. Los Cóndores Hydroelectric Project

The Los Cóndores project will be located in the Maule region. It consists of a 150 MW run-of-the river hydroelectric power plant, which will use water from the Maule Lake reservoir through a 12 kilometer penstock. The power plant will be connected to the SIC at the Ancoa substation (220 kV) through an 87 kilometer transmission line.

The feasibility study for the project has been completed. It considers the use of a Tunnel Boring Machine (TBM) for the construction of the tunnel, which is a method that does not use explosives, therefore being more efficient than the conventional method of drilling and blasting. The TBM method has higher safety standards and a lower environmental impact for the construction of the tunnel connecting the project to the Maule Lake. The environmental permit for this generation power plant was obtained in 2011. Basic engineering was completed at the end of 2011. The transmission line project received its environmental qualification resolution in May 2012, and in May 2013, the transmission project obtained its final approval. In November 2013, Endesa Chile obtained a hydraulic work permit authorizing the river course change for the construction of the plant.

On March 27, 2014, our Board of Directors authorized the project. During 2014, we awarded the main contracts of the power plant, in order to start the construction; civil works were awarded to the Ferrovial Agroman Consortium, the electromechanical equipment to Voith and the transmission line to Abengoa, all unrelated companies.

Construction is expected to be completed in 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 393,995 million, of which Ch$ 54,471 million was accrued as of December 31, 2014.

Projects Under Development

We continuously analyze different growth opportunities in the countries in which we participate. Currently, we are studying and assessing our project portfolio, focusing on constructing smaller, less invasive power plants. These plants are constructed faster, allow greater flexibility to activate or deactivate according to system needs, and are generally more acceptable to residents. Additionally, an additional focus will be placed on the development of renewable technologies. Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and our financing capacity to fund these projects. The most relevant projects in the pipeline are as follows:

Generation Business

Chile. Neltume Hydroelectric Project

The Neltume project is located in Los Ríos region, on the upper part of the Valdivia River basin. The Neltume project consists of a 490 MW installed capacity run-of-the-river hydro power plant that will take advantage of the existing energy potential between the Pirehueico and Neltume Lakes. It will be connected to the SIC through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

The Neltume power generation project has been under the environmental assessment process since December 2010, and is currently entering the fourth round of questions and answers. During 2011, basic engineering studies began and supplementary studies for environmental process were carried out. During 2012, basic engineering studies were completed.

During 2013, we prepared and submitted supplemental information Addenda Number 4 to the environmental authority, both for the plant and for the transmission line, in response to a fourth consolidated observations report (ICSARA Number 4) issued by the Environmental Evaluation Service (“SEA”). During the second half of 2013, the SEA initiated the indigenous survey process to the local people in the area, to ascertain their position about the project and to comply with Convention Number 169, “Indigenous and Tribal Peoples Convention” of the International Labor Organization (“ILO”). There is no legal deadline to complete the indigenous inquiry and the environmental assessment process is suspended until it is concluded. However, we expect that both the Indigenous Inquiry and the environmental assessment will conclude during 2015.

Currently, we expect construction to start during 2018 and completion in 2022. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 762,547 million, of which Ch$ 30,271 million was accrued as of December 31, 2014.

Chile. HidroAysén Hydroelectric Project

The HidroAysén hydroelectric project, 51%-owned by Endesa Chile, consisted of five hydroelectric power plants, with an aggregate installed capacity of 2,750 MW, two of which were planned in the Baker River (660 MW and 360 MW) and the remaining three in the Pascua River (770 MW, 500 MW and 460 MW). The project was expected to have an annual average generation capacity of 18,430 GWh, or 36% of the consumption of the SIC during 2013, and had the potential of becoming the most important hydroelectric initiative in Chile. The total surface of the dam, considering the five power plants, was planned for 5,910 hectares, and would have been one of the most efficient worldwide in terms of power capacity per surface flooded.

As is established by law, the HidroAysén project entered its Environmental Impact Assessment Study (“EIA”) for processing in August 2008, and after three years of exhaustive evaluation, obtained a favorable EIA with some environmental observations on May 9, 2011. During 2012, HidroAysén ended a long judicial process started by opponents to the project, who attempted to stop the initiative. In April 2012, the Santiago Supreme Court ruled in favor of HidroAysén, rejecting the claims filed by environmental organizations, which had been heard by the Court of Appeals of Coyhaique and then the Court of Appeals of Puerto Montt. The highest court of law in the country validated the environmental approval of HidroAysén.

Opponents to the project and HidroAysén filed appeals with the Chilean Council of Ministers regarding certain requirements established in the approved environmental qualification resolution (“RCA” in its Spanish acronym). Although the Chilean Council should have taken 60 business days to resolve the matters, it took over two years, and it requested additional studies in order to resolve the pending claims. In January 2014, during President Piñera’s government, the majority of these claims were resolved by the Chilean Council of Ministers. In March 2014, President Michelle Bachelet took office, and during that month a new Chilean Council of Ministers was convened, and it repealed the decisions taken in January 2014. The new Chilean Council of Ministers stated it would study the issue again and resolve all claims within the 60 business day timeframe established by law. In June 2014 the new Council of Ministers unanimously voted to revoke the RCA.

In August 2014, HidroAysén appealed to the Santiago and Valdivia Environmental Courts of Law, and later requested the processing of the legal cases be unified in a single court of law. As of the date of this Report, there is still no clarity regarding the time periods to resolve, both the definition of competence of both courts of law, as well as the definite resolution of the appeal.

On January 29, 2015, Endesa Chile determined not to proceed with this project as had been defined until recently and recorded an impairment loss of Ch$ 69,067 million attributed to the fourth quarter of 2014, related to the uncertainty of recovering the investment made in HidroAysén, mainly as a consequence of its long judicial process in order to obtain enviromental approvals. For more details about the impairment charge, please refer to “Item 5 Operating and Financial Review and Prospects — A. Operating Results. — 2. Results of Operations for the Years ended December 31, 2014 and December 31, 2013. — Results of Associates.”

Chile. Punta Alcalde Thermoelectric Power Plant

The project consisted of the construction of two 370 MW coal-fired thermoelectric power plants located in the Atacama region, totaling 740 MW of installed capacity. The plant would have been connected to the SIC at the Maitencillo substation (220 kV) through a 44 kilometer transmission line.

In 2009, we started with the required assessment process in front of the environmental authorities, who rejected the project. In January 2014, the Supreme Court ruled in favor of the project, but imposed several conditions in the RCA, including steps to improve air quality in the nearby town of Huasco, as well as certain additional environmental evaluations.

In light of the changes requested by the Court, we concluded that major modifications to the approved RCA were needed in order to make the project economically and technologically more sustainable. On January 29, 2015, we halted development of the power plant and the related transmission project. We recorded a Ch$ 12,582 million impairment loss related to the Punta Alcalde project in the fourth quarter of 2014. For more details about the impairment charge, please refer to “Item 5 Operating and Financial Review and Prospects — A. Operating Results. — 2. Results of Operations for the Years ended December 31, 2014 and December 31, 2013. — Operating Costs — Selling and Administrative Costs.”

Chile. Taltal Combined-Cycle

The project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy. Taltal power plant is located in the Antofagasta region. Currently, the existing Taltal power plant has two gas turbines of 123 MW each. The extra power to be added by the steam turbine would be approximately 120 MW and therefore, the Taltal power plant would achieve a total capacity of 370 MW and an efficiency increase. The energy produced will be supplied to the SIC through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

In December 2013, an optimized Environmental Impact Statement (“DIA” in its Spanish acronym) was submitted for approval to the SEA. The main optimization relates to a change in the cooling system, which was originally designed as a wet system (using sea water) and is being modified to a dry cooling system. During 2014, we progressed on drafting Addendum No. 1 of the DIA responding to the first round of observations formulated by the SEA. The Addendum was submitted to the SEA during the first quarter 2015. Currently, we are studying and assessing our project portfolio; therefore, the project does not have any defined dates for the beginning of construction and commercial start-up. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 179,439 million. The amount invested as of December 31, 2014 was Ch$ 2,337 million.

Peru. Curibamba Hydroelectric Project

Curibamba consists of a 188 MW run-of-the-river power plant and a 134 kilometer transmission line that will connect it to SEIN at Pachachaca substation (220 kV). This power plant will be located 385 kilometers northeast of Lima, upstream of Chimay hydroelectric power plant (province of Junín), and will use the waters of the Comas and Uchubamba Rivers through an 8.1 kilometer penstock.

During 2013, the EIA study for the first section of the transmission line (Curibamba – Oroya Nueva, 112 kilometers) was approved, while the EIA study for the second section (Oroya Nueva – Pachachaca, 22 kilometers) is currently in its final stage of assessment. In addition, archaeological permits were successfully obtained for the transmission line and the electrical connection study that was submitted in 2012 obtained COES approval. All documents required to obtain the electricity concession were presented to the authority in December 2013. In January 2015, the Peruvian Ministry of Energy and Mining approved the 2015 - 2024 Binding Transmission Plan, with this the connection of the power plant is being reviewed as it would enable an interconnection to a closer substation located only 40 km from the project.

During 2014, we continued with the bidding process for the project’s main contracts (civil works, equipment supply and electrical interconnection) and we started with studies required for obtaining prior permits to the project construction.

Currently, the project has a definite generation concession for the power plant, the approved Environmental Impact Study, as well as certificates stating the Non-Existence of Archaeological Remains, both for the power plant as well as for the transmission line.

We anticipate participations in hydroelectric bids that the Peruvian government expects to hold in 2015. The construction is expected to start during the first quarter of 2015 with completion scheduled for 2019. This project is being financed primarily with internally generated funds, with an estimated total investment of Ch$ 436,281 million, of which Ch$ 13,887 million has been accrued as of December 31, 2014.

Major Encumbrances

Costanera’s supplier debt with Mitsubishi Corporation (“MC”) corresponds to the remaining payments on equipment purchased from MC in November 1996, which was refinanced in October 2014. The value of the assets pledged to secure this debt was Ch$ 16 billion as of December 31, 2014. Additionally, Costanera has granted liens in favor of Credit Suisse in guarantee of a loan, which were valued at Ch$ 6 billion as of December 31, 2014.

Climate Change

In recent years, Chile and the region have seen an increase of developments related to NCRE and strategies to combat climate change. This has required both the public and private sectors to adopt strategies in order to comply with the new environmental requirements, as evidenced by legal obligations at the local level, commitments assumed by countries at the international level, and the demanding requirements of the international markets.

NCREs provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

The Canela wind farm (18 MW, in operation since 2007) and Canela II wind farm (60 MW, in operation since 2009) and the Callahuanca hydroelectric power station (80.2 MW in operation since 1938) are the NCRE facilities that we own, and which have contributed clean and renewable energy to their respective national grids. Regarding the development of CO2 emission reduction mechanisms, the projects in the Clean Development Mechanism (“CDM”) circuit were as follows:

Canela Wind Farm: On April 3, 2009, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the Canela project as a CDM project, which recognizes that this wind farm may verify and trade credits for greenhouse gas emissions that it will avoid during its useful life. On February 24, 2014, the UNFCCC approved the issuance of credits for 44,919 tons of CO2 emissions for the operational period of 2009 through 2011. Certified Emission Reductions (“CERs”) of subsequent periods have not yet been verified.

On August 8, 2013, the Canela wind farm achieved registration under the Gold Standard (“GS”). This allowed us to apply for the GS verification process, which would provide GS Voluntary Emission Reductions (“VER”).

Canela II Wind Farm: On August 12, 2012, the UNFCCC approved the registration of the Canela II project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions that it will avoid during its useful life.

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project: On June 20, 2011, the UNFCCC approved the registration of this project as a CDM, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during it useful life.
On October 31, 2013, the Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project obtained the registration/verification under the VER + standard. A total amount of 2,496,494 tons of CO2 were avoided during the period of October 19, 2006 through June 19, 2011. As a result of it, Edegel received credit for 2,496,494 tons of CO2 emissions in the form of pre-CDM VERs.

The Rehabilitation of the Callahuanca Hydroelectric Power Station Project: On January 4, 2008, the UNFCCC approved the registration of this project as a CDM, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during it useful life.

On July 7, 2008 the Rehabilitation of the Callahuanca Hydroelectric Power Station Project obtained the registration/verification under the VER + standard. A total amount of 19,951 tons of CO2 were avoided during 2007. As a result, Edegel received credit for 19,949 tons of CO2 emissions in the form of pre-CDM VERs.

Detail of CDM Projects Processed in 2014 by the Company

CDM project	Company/country	Position as of December 31, 2014	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)(1)

Canela Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009. Issuance of 44,919 CERs(2) during the period from 2009 to 2011.Subsequent periods are not yet verified.	0.5713	27,251

Canela Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Gold Standard (Voluntary Standard) since August 2013.	0.5713	27,251 (VER not yet verified) (3)

Canela II Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since August 2012. CDM procedure implemented.	0.6541	89,990

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project	Edegel (Peru)	Registered with the Executive Authority of the UNFCCC since 2011. CDM procedure implemented.	0.454	407,296

Ventanilla Conversion from Single-cycle to Combined-cycle Power Generation Project	Edegel (Peru)	Registered with the VER + Standard (Voluntary Standard) since October 2013.	0.454	407,296

Rehabilitation of the Callahuanca hydroelectric power station	Edegel (Peru)	Registered with the Executive Authority of the UNFCCC since 2008. CDM procedure implemented.	0.449	18,189

Rehabilitation of the Callahuanca hydroelectric power station	Edegel. (Peru)	Registered with the VER + Standard (Voluntary Standard) since July 2008.	0.449	18,189

(1)	Obtained from the PDD (Project Design Document) of each project.
(2)	CER: Certified Emission Reductions.
(3)	VER: Voluntary Emission Reductions.

In compliance with our group climate change guidelines, we have secured the certification of our carbon footprint for a third time. The independent certification authority of the Spanish Association of Standards and Certification (Asociación Española de Normalización y Certificación or “AENOR”) has acknowledged the validity of the methodology. Acknowledgement by AENOR includes verification of the group’s “carbon footprint reports from 2009 to 2013, while for the 2014 report, the data will be audited during 2015.

A carbon footprint is the sum of all greenhouse gases (“GHGs”) produced by a company in the course of its business activity. We, together with Enersis, are striving to reduce our emissions as part of our commitment to combat climate change. The first step involves measuring our carbon footprint.

As part of the process of calculating our carbon footprint, we plan to obtain a GHG inventory including direct emissions, associated with activities controlled by Enersis. We also plan to obtain a GHG inventory of indirect emissions, which are not generated through sources we control, but are consequences of our activities.

The tools used to calculate emissions include audits and checks at all of our facilities. This enables us to monitor our carbon footprint throughout the entire electricity supply chain. Calculating the carbon footprint also enables us to identify phases of our activities with the greatest potential to boost energy efficiency and reduce emissions.

Item 4A. Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile, Argentina, Colombia and Peru. We also have an equity investment in Enel Brasil, which owns generation companies in Brazil that we operate, as well as companies in the transmission and distribution businesses. Our revenues and cash flow primarily come from our electricity generation business as well as from our subsidiaries and associates, which operate in these five countries. For the years ended December 31, 2014, 2013 and 2012, other operating revenues, relating primarily to a tunnel concession, represented 0.4%, 0.5% and 0.3%, respectively, of consolidated total revenues for each year.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes to the economic conditions in countries in which we operate may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rates between the Chilean peso and the currencies of the other four countries in which we operate. These exchange variations may materially impact the consolidation of the results of our companies outside Chile. Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our diversification strategy aims to balance the impact of significant changes in one country with opposing changes in other countries, in order to reducing, as much as practicable, the adverse impact of variations in the main factors that affect our consolidated operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

Prior to the 2013 capital increase conducted by Enersis, Enersis did not have a direct participation in Emgesa, while we directly owned 26.9% of the equity interest and 31.3% of the voting rights of Emgesa (through the ownership of shares with voting rights). Although we owned less than 50% of the equity interest and the voting rights of Emgesa, we were deemed to exercise control over Emgesa as a result of the transfer of 25.1% of the voting rights to Endesa Chile by Enel Latinoamérica, as the holder of a 21.6% interest in Emgesa at the time, and pursuant to a shareholders’ agreement with EEB (which owns 51.5% of the equity interest in Emgesa) signed in August 27, 1997. This agreement along with the ownership of shares with voting rights gave us the right to appoint a majority of Emgesa’s Board members and, therefore, we historically consolidated Emgesa in our consolidated financial statements.

After the contribution of Enel Latinoamérica’s 21.6% interest in Emgesa to Enersis in the Enersis’ 2013 capital increase, Enersis transferred its 25.1% voting rights in Emgesa to us. As a result of this transfer, we directly own 26.9% of the equity interest and have 56.4% of the voting rights of Emgesa as of the date of this Report and we continue to consolidate Emgesa in our consolidated financial statements and to appoint a majority of Emgesa’s Board members. While Enersis owns less than 50% of the equity interests and the voting rights of Emgesa as of the date of this Report, Emgesa is regarded as a subsidiary of Enersis because of our control over Emgesa.

Since May 2014, we have fully consolidated GasAtacama Holding and its subsidiaries, including GasAtacama, in our consolidated financial statements, as a result of our purchase of an additional 50% of GasAtacama Holding’s shares from Southern Cross Latin America Private Equity Fund III, L.P., which increased our economic interest to 98.1%. Before this transaction, the companies were recognized as jointly-controlled companies. The measurement of the fair value of the 50% pre-existing stake we had already held in GasAtacama Holding resulted in a gain of Ch$ 21.5 billion. Since the date of acquisition, GasAtacama Holding has contributed Ch$ 113.1 billion in revenues and Ch$ 33.4 billion in income before tax to our results.

a.	Hydrological Conditions

A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries in which we operate, although generally only extreme hydrological conditions would materially affect our operating results and financial condition. In terms of installed capacity, as of December 31, 2014 (8,162 MW), 2013 (8,025 MW) and 2012 (8,014 MW), 55.5%, 58.6% and 58.0% of our consolidated installed capacity, respectively, was hydroelectric. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 31,258 GWh in 2014, 28,465 GWh in 2013 and 30,732 GWh in 2012. Our 2014 hydro generation was higher than 2013 mainly due to more favorable hydrological conditions in Chile, Argentina and Colombia. Nevertheless, some important reservoirs, principally in Chile and Argentina, are still at low levels due to droughts over the last four years, characterized by low rainfalls and a poor snowmelt. Several years of good hydrological conditions are needed to reach historical normal levels.

In order to mitigate hydrological risk, hydroelectric generation in Chile can be substituted with thermal generation (natural gas, LNG, coal or diesel) and energy purchases on the spot market, both of which resulted in higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

Our thermal installed capacity and the ability to purchase electricity from other generators allows us to increase thermal generation and/or purchase electricity from competitors to meet our energy commitments. In addition, given the industry structure and the percentage of hydroelectric generation capacity in the countries in which we operate, when hydrological conditions are poor, electricity prices generally increase. Under certain circumstances, poor hydrological conditions can potentially lead to higher revenues and sometimes, higher operating income.

On December 17, 2013 the local Court of Concepción ordered the temporary shutdown of the Bocamina II power plant. The court ruled in favor of a local fishermen’s union based on claims that our Bocamina II coal-fired facility adversely affected marine life and polluted ocean water. We submitted several documents and studies, mitigation plans to the authorities, as well as a new Environmental Impact Study regarding the optimization of the plant. Nevertheless, the plant and all the related facilities remained closed during 2014. On March 16, 2015, the Chilean Court approved the new RCA; therefore the power plant may be in operation within the first half of 2015, after complying with the conditions established in the new RCA.

Operating costs in connection with thermal generation and energy purchases are higher than the variable cost of hydroelectric generation in normal hydrological conditions. The cost of thermal generation does not depend on hydrology, but instead on global commodity prices for natural gas, coal, LNG and diesel. However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of poor hydrological conditions on our operating results depends on the effects of such conditions on the electricity market prices, on our hydroelectric generation, our cost of thermal generation and our need for energy purchases. The effect of poor hydrological conditions on market prices may increase or decrease our operating margin, depending on several relevant market factors. In recent years, additional thermal capacity has helped to offset poor hydrology, resulting in better operating margins.

For additional information on the effects of hydrological conditions on our operating results, see “Item 3. Key Information — D. Risk Factors — Because our generation business depends heavily on hydrological conditions, droughts may adversely affect our profitability.”

b.	Selective Regulatory Developments

The regulatory framework governing our businesses in the five countries in which we operate has a material effect on our results of operations. In particular, regulators set energy prices in the generation business taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, all of which are intended to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. The earnings of our electricity subsidiaries are determined to a large degree by government regulators, mainly through the tariff setting process.

In Argentina, the Argentine Secretary of Energy published Resolution 95/2013 and Resolution 529/2014 in 2013 and 2014, respectively, which set forth a non-recurring regulated remuneration schedule for power generation activity effective retroactively as of February 2013. For additional information relating to the Argentine regulatory frameworks, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework —Argentina— Industry Overview— Industry Structure.”

For additional information relating to the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

c.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels, and inflation or deflation in the countries in which we operate may have a significant effect on our operating results. Macroeconomic factors, such as the variation of a local currency against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the percentage denominated in U.S. dollars. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “— South American economic fluctuations are likely to affect our results from operations and financial condition as well as the value of our securities.”

In order to determine if Argentina could be qualified as a hyperinflationary economy, we have considered the behavior of historical and projected inflation, along with other indicators established in IAS 29, Financial Reporting in Hyperinflationary Economies. We have also taken into consideration various analyses and studies issued by international agencies such as the International Practices Task Force of the U.S. SEC Regulations Committee, which have suggested that Argentina is not currently a hyperinflationary economy. In addition, we have checked our peers in Argentina and, in that context, have noted that publicly held Argentine companies which adopted IFRS have not introduced adjustments to reflect inflation since the date of their transition to IFRS.

In February 2013, the Argentine National Statistics and Census Institute (“Instituto Nacional de Estadística y Censos”) issued a new inflation index that measures national prices of goods, and replaces the previous index that only measured inflation in the Buenos Aires metropolitan area. This new index represents a substantial change in comparison to the previous one, and shows a significant structural deviation that prevents the comparability of data with previous years.

We have not observed objective verifiable data leading to a conclusion that the Argentine economy should be considered a hyperinflationary economy in accordance with the indicators set forth in IAS 29.

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we operate may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities and also the translation of statements of comprehensive income of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of December 31, 2014, we had total consolidated indebtedness of Ch$ 2,117 billion (net of currency hedging instruments), of which 38.3% was denominated in U.S. dollars, 45.1% in Colombian pesos, 14.8% in Chilean pesos (including the Chilean UF, which is inflation-indexed), 1.3% in Argentine pesos and 0.5% in Peruvian soles.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the years indicated.

	Local Currency U.S. Dollar Exchange Rates
	2014		2013		2012
	Average	Year End	Average	Year End	Average	Year End
Chile (Chilean pesos per U.S. dollar)	570.40	606.75	495.18	524.61	486.59	479.96
Argentina (Argentine pesos per U.S. dollar)	8.11	8.55	5.48	6.52	4.55	4.92
Brazil (reais per U.S. dollar)	2.35	2.66	2.16	2.34	1.95	2.04
Colombia (Colombian pesos per U.S. dollar)	1,997	2,392	1,870	1,927	1,798	1,768
Peru (soles per U.S. dollar)	2.84	2.99	2.70	2.80	2.64	2.55

Sources: Central banks of each country.

For the year ended December 31, 2014, our revenues were Ch$ 2,446.5 billion or US$ 4.3 billion, of which 50.5% was generated by operations in Chile, 30.8% in Colombia, 14.4% in Peru and 4.3% in Argentina.

Argentina

Our Argentine operations do not affect our consolidated liquidity. As a result of the Argentine economic crisis in the early 2000s and the significant governmental intervention in the electricity sector in 2002, we have not received dividends from our Argentine subsidiaries, Costanera and El Chocón, since 2000 and 2012, respectively. In 2011, we recorded a Ch$ 5.4 billion goodwill impairment charge for Costanera. Additional economic deterioration of Argentina, or of our subsidiaries that operate in that country, is not expected to have any material effect on our financial and operating results.

Our Argentine liquid assets were Ch$ 13.0 billion as of December 31, 2014, which represents 3.9% of our total liquid assets. Of the total Argentine liquid assets, 95.7% is denominated in local currency, and the remaining 4.3% is denominated in U.S. dollars. Our Argentine debt was Ch$ 73.2 billion as of December 31, 2014, representing 3.5% of our total debt. Of the total Argentine debt, 40.0% is denominated in local currency, and the remaining 60.0% is denominated in U.S. dollars. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso led to a 22.3% decrease in the amount of Chilean pesos in 2014 compared to 2013. A default by any of our Argentine subsidiaries on their indebtedness would not affect us. For more information, see “Item 5. Operating and Financial Review and Prospects. — B. Liquidity & Capital Resources.”

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

Critical accounting policies are defined as those that reflect significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below with reference to the preparation of our consolidated financial statements under IFRS.

For further detail of the accounting policies and the methods used in the preparation of the consolidated financial statements, see Notes 2 and 3 of the Notes to our consolidated financial statements.

Impairment of Long-Lived Assets

During the year, and principally at year end, we evaluate whether there is any indication that an asset has been impaired. Should any such indication exist, we estimate the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

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

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 2.2% and 6.9%, which in no case are increasing nor exceed the average long term growth rates for the particular sector and country.

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

The pre tax nominal discount rates applied in 2014, 2013 and 2012 are as follows:

		Year ended December 31,
		2014		2013		2012
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	9.6%	13.0%	8.6%	16.3%	8.4%	14.6%
Argentina	Argentine peso	37.2%	38.9%	42.0%	44.4%	26.0%	29.0%
Brazil	Brazilian reais	9.7%	22.7%	9.0%	18.8%	9.5%	18.0%
Colombia	Colombian peso	13.3%	13.3%	14.2%	14.2%	14.5%	14.5%
Peru	Peruvian Nuevo sol	12.6%	12.6%	11.8%	12.3%	12.5%	12.5%

Sources: Central banks of each country.

If the recoverable amount is less than the net carrying amount of the asset, the corresponding impairment loss provision is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, any adjustments made are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 22 of the Notes to our consolidated financial statements as of December 31, 2014, we have estimated the probable outflows of resources for resolving these claims to be Ch$ 24.3 billion. We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to an equity reserve account and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

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

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include employee turnover, life expectancy, retirement ages, discount rates, the future level of compensation and benefits, the claims rate under medical plans, and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch 3.1 billion in 2014, Ch$ 3.0 billion in 2013 and Ch$ 3.1 billion in 2012 and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 3.6 billion in 2014, Ch$ 3.5 billion in 2013 and Ch$ 3.6 billion in 2012.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the years ended December 31, 2014 and 2013

Revenues from operations

The following table sets forth the revenues by operating segment, as a percentage of total consolidated revenues for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(as a % of total)

Chile	50.1	47.5
Other businesses and intercompany transaction adjustments (Chile)(1)	0.4	0.5
Argentina	4.3	6.5
Colombia	30.8	31.5
Peru	14.4	14.0

Total consolidated revenues	100	100

(1)	We consider that our revenues from operations that are not related to the electricity business are immaterial and believe that they do not affect the analysis of our consolidated financial statements. These revenues come mainly from a tunnel concession.

The tables below set forth the breakdown for our total revenues from operations by operating segment, the volume of energy sales (expressed in GWh) and the volume of energy produced, in each case for the years ended December 31, 2014 and 2013:

	Year ended December 31,
Revenues	2014	2013	Change
	(in millions of Ch$)		(in %)

Generation (Chile)	1,225,716	962,879	27.3
Other businesses and intercompany transaction adjustments (Chile)	10,420	10,261	1.5
Argentina	105,265	131,443	(19.9)
Colombia	753,373	639,504	17.8
Peru	353,795	283,806	24.7
Consolidated adjustment foreign subsidiaries	(2,035)	(461)	n.a.

Total revenues	2,446,534	2,027,432	20.7

	Year ended December 31,
Energy Sales	2014	2013	Change
	(in GWh)		(in %)

Chile	21,157	20,406	3.7
Argentina	10,442	12,354	(15.5)
Colombia	15,773	16,090	(2.0)
Peru	9,320	8,904	4.7

Total	56,692	57,754	(1.8)

	Year ended December 31,
Generation(1)	2014	2013	Change
	(in GWh)		(in %)

Chile	18,063	19,438	(7.1)
Argentina	9,604	10,840	(11.4)
Colombia	13,559	12,748	6.4
Peru	8,609	8,391	2.6

Total	49,835	51,417	(3.1)

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses and defined as generation minus power plants’ own consumption, external auxiliaries, transmission and technical losses.

Revenues from generation and other businesses in Chile increased by Ch$ 263.0 billion during 2014 primarily due to a 29.5% increase in average energy sales prices of electricity, coupled with a 3.7% growth of physical energy sales, mainly to regulated customers. In addition, since May 2014 we consolidate the full operations of GasAtacama, which recorded Ch$ 113.1 billion in revenues during 2014.

Revenues from operations in Argentina decreased 19.9%, or Ch$ 26.2 billion, as a result of a 45.7% decrease in energy sales due to 35.8% lower average energy sale prices and lower physical sales of 1,911 GWh, mostly in Costanera. Revenues from operations in Argentina reached Ch$ 105.2 billion in 2014, because of a 17.8% reduction in operating revenues in El Chocón, primarily explained by a 17.7% decrease in average sale prices as a consequence of the effects of converting Argentine pesos to Chilean pesos. These lower Argentine electricity revenues were partially offset by Ch$ 16.3 billion Costanera revenues related to its combined-cycle availability contract executed with the Secretary of Energy. The “currency translation effect” is obtained by translating results from the local currency of each country to Chilean pesos. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso in Argentina led to a 22.3% reduction in 2014 when compared to 2013.

Total revenues from operations in Colombia increased by Ch$ 113.9 billion, or 17.8%, mainly due to a 17.3 % increase in energy sales, as a consequence of 19.6% higher average sale electricity prices, partially offset by a 2% decrease in physical sales. The effect of translating the statements of comprehensive income from Colombian pesos to Chilean pesos in both periods resulted in a 7.6% increase in Chilean peso terms in 2014 when compared to 2013.

Revenues from operations in Peru grew by 24.7% in 2014, mainly due to a 13.6% increase in electricity sales as a consequence of an 8.5% increase in the average electricity sales price expressed in Chilean pesos and a 4.7% increase in physical electricity sales. The currency translation effect of converting the statements of comprehensive income from soles to the peso for both periods resulted in a 9.6% increase in 2014, when compared to 2013.

Operating Costs

Operating costs consist primarily of electricity purchases from third parties, fuel purchases, tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, and employee salaries. Operating costs also include administrative and selling expenses.

The following table shows the breakdown of our consolidated operating costs, as a percentage of total consolidated operating costs, for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013
Operating Costs as a Percentage of Total Operating Costs	(in %)
Electricity purchases	25.3	19.1
Fuel purchases	25.9	24.7
Transmission tolls	15.7	18.8
Other variable cost	4.5	4.2
Other fixed costs	8.0	9.1
Staff benefit costs	6.7	8.4
Depreciation, amortization and impairment losses	14.0	15.8

Total	100	100

The table below sets forth the breakdown for operating costs (excluding selling and administrative expenses) by operating segment for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change
	(in millions of Ch$)		(in %)
Generation (Chile)	750,212	494,891	51.6
Other businesses and intercompany transaction adjustments (Chile)	3.8	4.4	(14.6)
Argentina	15,204	36,478	(58.3)
Colombia	220,302	204,419	7.8
Peru	133,734	95,080	40.7

Total	1,119,458	830,874	34.7

Operating expenses in the generation business in Chile increased by 51.6% in 2014 as a result of Ch$ 164 billion higher energy purchase costs explained by the increase of 219.7% or 1,938 GWh in physical energy purchases needed to fulfill our contractual commitments. This is also a consequence of a 7.1% lower physical energy generation in the period, due to lower thermal generation of 32.5% principally as a consequence of the stoppage of Bocamina II coal fired power plant since December 2013. Additionally, fuel costs increased by 44.4% or Ch$ 93.9 billion, mainly as a consequence of the full consolidation of GasAtacama since May 2014. These higher costs were partially offset by lower transmission expenses of Ch$ 6.6 billion.

In Argentina, due to Resolution 95 and subsequent Resolution 529, the marginal remuneration system in the Argentine electricity generation market has ended. Remuneration is now determined by technology and capacity. The basis for the remuneration is the recognition of fixed (to be determined by availability) and variable costs, plus an additional payment (based on energy generated). As a result, operating expenses (or procurement and service costs) in Argentina were Ch$ 15.2 billion in 2014, a 58.3% decrease compared to Ch$ 36.5 billion in 2013. The latter is partially explained by an 18.2% decline in energy generation in Costanera which in turn reduced its procurement and service costs by Ch$ 17.5 billion. Additionally, El Chocón’s physical electricity generation increased 13.6% resulting in a reduction in electricity purchases by Ch$ 3.8 billion which mostly explains the 30.7% decrease in its procurement and service costs. (See “Item 4. Information on the Company— B. Business Overview — Electricity Industry Regulatory Framework — Argentina — Regulatory Developments” for further detail)

In Colombia, operating expenses in the generation business increased by 7.8% in 2014 primarily due to a Ch$ 16.2 billion, or 72.7%, increase in other variable procurement and service costs as a consequence of expenses related to environmental royalties and other technical support services. Additionally, transmission expenses increased by 15.1%, or Ch$ 9 billion, as a result of higher toll costs and 6.4% higher electricity generation, mainly hydro.

In Peru, operating expenses increased by 40.7% due to a Ch$ 14.1 billion higher fuel costs as a consequence of a 6.5% higher thermal generation as a result of the unavailability of some relevant generation units of the Peruvian system during the period; Ch$ 13.4 billion higher energy purchases explained by a 69.9% increase in electricity purchase prices in the spot market, and Ch$ 12.1 billion higher transmission expenses related to higher toll costs.

Selling and Administrative Expenses

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table shows the breakdown of our consolidated selling and administrative expenses, as a percentage of total consolidated selling and administrative expenses, for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
Operating Costs as a Percentage of Total Operating Costs	(in %)
Other fixed costs	28.0	27.3
Staff benefit costs	23.4	25.3
Depreciation, amortization and impairment losses	48.6	47.4

Total	100	100

The table below sets forth the breakdown of selling and administrative expenses by operating segment for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change
	(in millions of Ch$)		(in %)
Selling and administrative expenses
Generation (Chile)	225,376	202,729	(11.2)
Other businesses and intercompany transaction adjustments (Chile)	3,868	3,789	(2.1)
Argentina	62,106	60,036	(3.4)
Colombia	83,435	71.010	(17.5)
Peru	78,902	76,535	(3.1)
Consolidated adjustment foreign subsidiaries	(2,035)	(461)	n.a.

Total selling and administrative expense	451,756	413,720	(9.2)

Selling and administrative expenses increased by Ch$ 38 billion in 2014.

Approximately 50.8% of total selling and administrative expenses are concentrated in Chile, which increased by11.2% when compared to 2013, mainly due to higher charges of depreciation and amortization of Ch$ 15.4 billion, which includes Ch$ 12.6 billion of impairment losses with respect to the Punta Alcalde project. On January 29, 2015, we halted development of the power plant and the related transmission project, in light of the changes requested by the Chilean Court, which may require major modifications to the approved RCA in order to make the project economically and technologically more sustainable (see “Item 4. Information on the Company – D. Property, Plant and Equipment – Projects Under Development – Generation Business – Chile. Punta Alcalde Thermoelectric Power Plant.” Selling and administrative expenses were also affected by other fixed operating expenses related to outsourced services, coupled with Ch$ 1.6 billion higher payroll expenses, which increased due to additional staff from the consolidation of GasAtacama since May 2014. The abovementioned was almost completely offset by the Ch$ 5.8 billion increase in the account “Other work performed by entity and capitalized,” mainly explained by provisions for fines related to the Bocamina power plant.

In Colombia, selling and administrative expenses increased from Ch$ 71.1 billion in 2013 to Ch$ 83.5 billion in 2014, mainly as a result of Ch$ 6.2 higher charges of depreciation and amortization and of Ch$ 4.3 billion higher other fixed operating expenses due accounting reclassifications and expenses related to the El Quimbo project coupled with higher payroll expenses related to the same project. In Argentina, selling and administrative expenses rose by 3.4% compared to 2013, primarily due to Ch$ 6.9 billion of higher payroll expenses mostly due to salary increases during the year.

Operating Margin

The following is our operating margin by operating segment for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
Operating margin
Chile	20.8%	27.9%
Argentina	26.6%	26.6%
Colombia	59.7%	56.9%
Peru	39.9%	39.5%

Total operating margin	35.8%	38.6%

Our operating margin, or operating income as a percentage of revenues, a measure of efficiency, decreased to 35.8% in 2014 from 38.6% in 2013. This was due to lower operating margins in Chile, partly offset by higher operating margins in Colombia. The lower operating margin in Chile is explained by a lower revenue increase in relation to the higher operating costs, mainly related with the Punta Alcalde project impairment loss, recognized under the account “Reversal of impairment profit (loss) recognized in profit or loss.” The Colombian improvement in efficiency is mainly a result of Ch$ 113.9 billion increase in revenues due to higher average sale prices, coupled with decreased operating costs of Ch$ 15.9 billion due to greater hydro generation.

Operating Income

The following table summarizes operating income by operating segment for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change
	(in millions of Ch$)		(in %)
Operating income
Generation (Chile)	250,127	265,258	(5.7)
Other businesses and intercompany transaction adjustments (Chile)	6,548	6,468	1.2
Argentina	27,955	34,928	(20.0)
Colombia	449,533	363,993	23.5
Peru	141,158	112,192	25.8

Total operating income	875,321	782,839	11.8

Our consolidated operating income was Ch$ 875.3 billion in 2014 or 11.8% higher than the Ch$ 782.8 billion reported in 2013. This increase was as a consequence of higher average electricity sale prices in Chile, Colombia and Peru, along with the full consolidation of Ch$ 113.1 billion from GasAtacama. This increase was partially offset by Ch$ 159.1 billion greater electricity purchase costs explained by the greater cost of electricity purchases in Chile and Peru, Ch$ 98.4 billion greater fuel consumption costs partially explained by the full consolidation of GasAtacama, Ch$ 12.8 billion greater transportation costs, Ch$ 12.6 billion impairment provision in connection with the Punta Alcalde project, and Ch$ 18.3 billion greater other procurement and service costs, mostly in Colombia and Peru.

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change
	(in millions of Ch$)
Financial results
Financial income	95,554	18,292	77,262
Financial costs	(136,829)	(142,667)	5,838
Income (loss) for indexed assets and liabilities	13,926	1,002	12,924
Foreign currency exchange differences	(41,433)	(13,757)	(27,676)

Total	(68,782)	(137,130)	68,348

Other non-operating results
Share of the profit (loss) of investments accounted for using the equity method	7,246	119,347	(112,101)
Net income from other investments	43,320	793	42,527
Net income from sales of assets	82	2,564	(2,482)

Total	50,647	122,704	(72,057)

Total non-operating results	(18,135)	(14,426)	(3,709)

Financial Result

Our total financial results in 2014 amounted to a charge of Ch$ 68.8 billion, an improvement of 49.8% compared to the Ch$ 137.1 billion charge in 2013. This variation was mainly due to a Ch$ 77.2 billion increase in financial income primarily due to the renegotiating of the terms of Costanera’s debt with Mitsubishi Corporation (“MC”) in October 2014, which resulted in US$ 107 million in higher financial income, including principal and interest. In accordance with the terms, MC forgave accrued interest of US$ 66 million as of September 30, 2014. Our financial result was also a consequence of a Ch$ 12.9 billion increase in financial income related to price level adjustments and Ch$ 5.8 billion lower financial expenses mainly related to the Costanera’s debt renegotiation with MC, partially offset by greater negative exchange differences amounting to Ch$ 27.7 billion, mainly related to our financial derivative contracts. For more information see Note 31 of the Notes to our consolidated financial statements.

Share of the profit (loss) of investments accounted for using the equity method

Our share of the net profits of investments accounted for under the equity method totaled Ch$ 7.2 billion as of December 2014, a 94% decrease compared to December 2013. This variation was mainly due to Ch$ 69.1 billion impairment provision in HidroAysén, due to our decision not to proceed with this project. This decision was based on the uncertainty of recovering the investment made in the project, mainly as a consequence of the long judicial process in order to obtain environmental approvals. For further details, please see “Item 4. Information on the Company – D. Property, Plant and Equipment – Projects Under Development – Generation Business – Chile. HidroAysén Hydroelectric Project.” Our share of the net profits of investments accounted for using the equity method was also a result of Ch$ 32.1 billion lower net income from Enel Brasil caused by lower profits from distribution companies in Brazil and Ch$ 13.9 billion lower net income from GasAtacama as a result of its consolidation. For more information see Note 13 of the Notes to our consolidated financial statements.

Result of Assets and other investments

Additionally, income from other investments totaled Ch$ 43.3 billion, primarily due to the revaluation of our pre-existing shareholding of 50% in GasAtacama Holding before the purchase of an additional 50% of GasAtacama Holding in April 2014 and the recognition of retained conversion differences in that investment at the acquisition date. For more information see Note 30 of the Notes to our consolidated financial statements.

Corporate Income Tax

Corporate income tax expenses increased by 45.5%, amounting to Ch$ 93,201 million, when compared to 2013. Our effective income tax rate increased from 26.7% in 2013 to 34.8% in 2014. This increase is mostly a consequence of the effect of the Chilean tax rate increase following the tax reform enacted on September 29, 2014, which resulted in an increase of the corporate income tax expenses in Chile of Ch$ 59,895 million. For more information about the tax reform, see “Item 10. Additional Information —E. Taxation — Chilean Tax Considerations”. Corporate income tax expenses were also a result increased tax base in Colombia of Ch$ 11,501 million and Ch$ 14,282 million higher deferred taxes in Argentina related to the Costanera’s debt renegotiation with MC. For more information see Note 32 of the Notes to our consolidated financial statements.

Net Income

The following table sets forth our consolidated net income before tax, income tax and net income for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change
	(in millions of Ch$)		(in %)
Net income before tax	857,186	768,413	11.6
Income tax	(298,109)	(204,907)	45.5

Net income	559,077	563,506	0.8
Net income attributable to: shareholders of Endesa Chile	276,027	353,927	(22.0)
Net income attributable to: non-controlling interest	283,050	209,579	35.1

For a breakdown of the net income by country, see Note 33.2 of the Notes to our consolidated financial statements.

3.	Analysis of Results of Operations for the years ended December 31, 2013 and 2012

Revenues from operations

The following table sets forth the revenues by operating segment, as a percentage of total consolidated revenues for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	(as a % of total)

Chile	47.5	47.7
Other businesses and intercompany transaction adjustments (Chile) (1)	0.5	0.3
Argentina	6.5	14.8
Colombia	31.5	25.0
Peru	14.0	12.2

Total consolidated revenues	100	100

(1)	We consider that our revenues from operations that are not related to the electricity business are immaterial and believe that they do not affect the analysis of our consolidated financial statements. These revenues come mainly from a tunnel concession.

The tables below set forth the breakdown of our total revenues from operations by operating segment, the volume of energy sales (expressed in GWh) and the volume of energy produced, in each case for the years ended December 31, 2013 and 2012:

	Year ended December 31,
Revenues	2013	2012	Change
	(in millions of Ch$)		(in %)

Generation (Chile)	962,879	1,107,117	(13.0)
Other businesses and intercompany transaction adjustments (Chile)	10,261	7,503	36.8
Argentina	131,443	344,178	(61.8)
Colombia	639,504	580,125	10.2
Peru	283,806	282,124	0.6
Consolidated adjustment foreign subsidiaries	(461)	(662)	30.4

Total revenues	2,027,432	2,320,385	(12.6)

	Year ended December 31,
Energy Sales	2013	2012	Change
	(GWh)		(in %)

Chile	20,406	20,878	(2.3)
Argentina	12,354	11,852	4.2
Colombia	16,090	16,304	(1.3)
Peru	8,904	9,587	(7.1)

Total	57,754	58,621	(1.5)

	Year ended December 31,
Generation(1)	2013	2012	Change
	(in GWh)		(in %)

Chile	19,438	19,194	1.2
Argentina	10,840	11,207	(3.3)
Colombia	12,748	13,251	(3.8)
Peru	8,391	8,570	(2.1)

Total	51,417	52,222	(1.5)

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses and defined as generation minus power plants’ own consumption, external auxiliaries, transmission and technical losses.

Lower revenues in Chile (generation and other businesses) of Ch$ 141.4 billion during 2013 were primarily due to a 11.5% reduction in average energy sales prices, mostly explained by fewer contracts indexed to the marginal cost, coupled with a 2.3% reduction of physical energy sales, mainly to unregulated customers. In addition, we recorded two non-recurring sources of gains in 2012. In March 2012, we had extraordinary income of Ch$ 29.2 billion due to an agreement reached between us and CMPC, a pulp and paper company. In December 2012, additional income of Ch$ 55.1 billion was recognized due to the agreed compensation with an insurance company for loss of profits in connection with Bocamina as a result of earthquake damage on February 27, 2010.

Revenues from operations in Argentina decreased 49.4% or Ch$ 170 billion. This amount was related to fuel value and was deducted from both revenues and operating costs, with no impact on operating income. Revenues from operations in Argentina reached Ch$ 131.4 billion in 2013, also because of a 25.4% reduction in operating revenues in El Chocón, primarily related to the exchange rate conversion effect, a decline in average sales price and lower hydrology. Lower revenues in Argentina were partially offset by Ch$ 33.1 billion in revenues related to Costanera’s combined-cycle availability contract executed with the Secretary of Energy. The “currency translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso in Argentina led to a 15.4% decrease in 2013, when compared to 2012.

In May 2014, the Argentine Secretary of Energy adopted Resolution 529, which superseded Resolution SE 95/2013. Resolution 529 applies retroactively to February 2014. This has led to greater payments by CAMMESA in 2014 for our Argentine subsidiaries. As a result of Resolution 529, there is now greater stability and better earnings and cash flow quality in the electricity industry in Argentina, including more predictable financial results for our Argentine subsidiaries. However, the future effect of this regulation will depend on remuneration values being constantly updated by the Argentine Secretary of Energy according to market conditions, which is currently not the case.

Resolution 95 and Resolution 529 established new remuneration schemes based on the average costs for generation companies, in contrast with the previous marginal price payment system. The new remuneration establishes payments for fixed and variable costs depending on the type of technology (hydro or thermal plants), on the size of plants (small, medium or large units), and on the type of fuel (natural gas, fuel oil/gas oil, biofuel, coal).

Generation companies received the payments defined by Resolution 95 between February 2013 and January 2014. One of the consequences of Resolution 95 is that CAMMESA, the market operator, became the fuel provider for generation companies. Therefore, generation companies did not pay for fuel, reducing their operating costs, but also, they were not compensated for this expense, also reducing part of their revenues. For Costanera, this caused a one-time adjustment of Ch$ 207 billion, which reduced both revenues and operating costs, with no effect on 2013 operating income. As a result of these resolutions, the method employed to record revenues and operating costs changed.

Total revenues from operations in Colombia increased by Ch$ 59.4 billion, or 10.2%, due to an 11.1 % increase in average sale electricity prices, offsetting a 1.3% decrease in physical sales. The effect of translating the statements of comprehensive income from Colombian pesos to Chilean pesos in both periods resulted in a 2.0% decline in Chilean peso terms in 2013 when compared to 2012.

Revenues from operations in Peru grew by 0.6% in 2013, primarily due to the compensation claim recognition from the TG 7 turbine damage at the Santa Rosa plant, for Ch$ 20.0 billion. The currency translation effect of converting the statements of comprehensive income from soles to the Chilean peso for both periods resulted in a 0.5% decrease in 2013, when compared to 2012.

Operating Costs

The table below sets forth the breakdown for operating costs by operating segment for the years ended December 31, 2013 and 2012:

	Year ended December 31,
Raw materials and consumables used(1)	2013	2012	Change
	(in millions of Ch$)		(in %)

Generation (Chile)	494,892	753,998	(34.4)
Other businesses and intercompany transaction adjustments (Chile)	4	8	(44.1)
Argentina	36,479	282,316	(87.1)
Colombia	204,419	171,063	19.5
Peru	95,080	111,095	(14.4)

Total	830,874	1,318,480	(37.0)

(1)	Excludes selling and administrative expenses.

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

In Argentina, due to Resolution 95, there was an adjustment of Ch$ 207 billion to Costanera in December 2013. This amount was related to fuel value and was deducted from both revenues and operating costs, with no impact on operating income. This Resolution ended the marginal remuneration system in the Argentine electricity generation market and defined instead remuneration by technology and size of the facilities, setting for each case a recognition of fixed costs (to be determined by availability) and variable costs plus an additional payment (these two concepts to be determined based on energy effectively generated). As a result, operating expenses in Argentina reached Ch$ 36.5 billion in 2013, which included a Ch$ 3.1 billion increase in energy purchases at Costanera due to higher physical energy purchases, offset by Ch$ 2.1 billion of lower other variable procurement and service costs and Ch$ 0.9 billion of lower energy purchases in El Chocón.

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

Selling and Administrative Expenses

The table below sets forth the breakdown of selling and administrative expenses by operating segment for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Change
	(in millions of Ch$)		(in %)
Selling and administrative expenses
Generation (Chile)	112,731	94,567	19.2
Other businesses and intercompany transaction adjustments (Chile)	1,210	(907)	n.a.
Argentina	39,166	36,696	6.7
Colombia	33,511	32,917	1.8
Peru	31,408	31,192	0.7
Consolidated adjustment foreign subsidiaries	(461)	(661)	30.4

Total selling and administrative expense	217,565	193,804	12.3

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

Operating Margin

The following is our operating margin by operating segment for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
Operating margin
Chile	27.9%	15.4%
Argentina	26.6%	0.7%
Colombia	56.9%	58.2%
Peru	39.5%	35.8%

Total operating margin	38.6%	26.4%

Our operating margin, or operating income as a percentage of revenues, increased to 38.6% in 2013 from 26.4% in 2012. This growth was primarily due to higher operating margins reported in Chile and Argentina, partially offset by a lower operating margin in Colombia. The Argentine margin improvement was affected by the additional Ch$ 33.0 billion in revenues received under the Costanera combined-cycle gas turbine availability contract. However, there is a distortion attributable to Resolution 95 which affected operating income and operating expense by the same amount. The Chilean margin improvement is explained mainly by the Ch$ 241.8 billion decrease in operating costs due primarily to lower fuel costs, despite revenues decreasing by Ch$ 141.5 billion. The lower operating margin in Colombia is due to the proportionally higher cost in relation to the revenue increase, due to lower hydroelectric generation. The Peruvian margin improvement is explained mainly for the Ch$ 29.6 billion cost operating reduction, due mostly to the lower price in the spot market and the reduced availability of Santa Rosa units.

Operating Income

The following table summarizes operating income by operating segment for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Change
	(in millions of Ch$)		(in %)
Operating income
Generation (Chile)	265,258	165,459	60.3
Other businesses and intercompany transaction adjustments (Chile)	6,468	5,935	9.0
Argentina	34,928	2,473	n.a.
Colombia	363,993	337,651	7.8
Peru	112,192	100,898	11.2

Total operating income	782,839	612,416	27.8

Our consolidated operating income was Ch$ 782.8 billion in 2013 and Ch$ 612.4 billion in 2012. This increase was primarily due to lower generation costs explained by lower fuel consumption costs in Argentina and Chile, lower energy purchases in Chile and Peru, coupled with lower transportation costs in Chile.

Non-operating Results

The following table sets forth certain information regarding our consolidated non-operating results for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Change
	(in millions of Ch$)
Financial results
Financial income	18,292	14,630	3,662
Financial costs	(142,667)	(148,469)	5,802
Income (loss) for indexed assets and liabilities	1,002	(1,066)	2,068
Foreign currency exchange differences	(13,757)	(12,090)	(1,667)

Total	(137,130)	(146,995)	9,865

Other non-operating results
Share of the profit (loss) of investments accounted for using the equity method	119,347	135,013	(15,666)
Net income from other investments	793	657	136
Net income from sales of assets	2,564	765	1,799

Total	122,704	136,435	(13,731)

Total non-operating results	(14,426)	(10,560)	(3,866)

Financial Result

Our total financial results in 2013 amounted to a Ch$ 137.1 billion charge, a decrease of 6.7% from 2012. This variation was primarily explained by the Ch$ 5.8 billion reduction in financial costs mainly in Peru due to debt amortizations which were not refinanced, Ch$ 3.7 billion of higher financial income mainly from Colombia related to its higher cash availability, and Ch$ 2.1 billion of higher gains for indexed assets and liabilities. These were partly offset by a Ch$ 1.7 billion loss due to exchange differences. For more information see Note 31 of the Notes to our consolidated financial statements.

Share of the profit (loss) of investments accounted for using the equity method

Our share of the net profits of investments accounted for under the equity method amounted to Ch$ 119.3 billion in 2013, 11.6% lower than 2012. This variation was mostly explained by Ch$ 13.1 billion of lower net income in Enel Brasil, Ch$ 1.7 billion of lower net income in HidroAysén and Ch$ 1.3 billion of lower net income in GasAtacama. As a result of all the foregoing, total non-operating results for 2013 amounted to an expense of Ch$ 14.4 billion. For more information see Note 13 of the Notes to our consolidated financial statements.

Corporate Income Tax

Corporate income tax expenses increased by 12.1%, equivalent to Ch$ 22,074 million, as compared to 2012, mainly due to higher taxes in Chile and Colombia. Higher taxes in Chile were mainly as a result of an increased tax base and increased expenses by Ch$ 76,100 million and Ch$ 25,874 million related to the hedge of U.S. dollar denominated debt, offset by Ch$ 36,720 million lower taxes of Pehuenche, Ch$ 28,897 million in tax credit related to foreign dividends received by us, and a change of the corporate income tax rate from 20% to 17% which reduced the expenses by Ch$ 23,405 million. Higher taxes in Colombia were primarily due to a new tax that became effective on January 1, 2013 the “CRRE tax equity”, amounting to Ch$ 29,954 million. For more information see Note 32 of the Notes to our consolidated financial statements.

Net Income

The following table sets forth our consolidated net income before tax, income tax, and net income for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Change
	(in millions of Ch$)		(in %)
Net income before tax	768,413	601,856	27.7
Income tax	(204,907)	(182,833)	12.1

Net income	563,506	419,023	34.5
Net income attributable to: shareholders of Endesa Chile	353,927	234,335	51.0
Net income attributable to: non-controlling interest	209,579	184,688	13.5

For a breakdown of the net income by country, see Note 33.2 of the Notes to our consolidated financial statements.

B.	Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We have a direct ownership in Pehuenche (92.7%), Celta (96.2%) and GasAtacama (98.1%), our main Chilean consolidated subsidiaries. For a list of all the principal subsidiaries, please see Exhibit 8.1. We, on a stand-alone basis, receive cash inflows from our own operating assets and from our subsidiaries, as well as from related companies in Chile and abroad. Foreign subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions.

Our current liabilities exceeded our current assets by Ch$ 273.0 billion as of December 31, 2013 and by Ch$354.7 billion as of December 31, 2014. These are both temporary situations and do not represent material working capital deficits. We believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both foreign and Chilean capital markets are sufficient to satisfy all of our needs for working capital, debt service, dividends and routine capital expenditures in the foreseeable future.

We have economic interests of 62.5% in our Peruvian subsidiary, Edegel, 75.7% in our Argentine subsidiary, Costanera, 65.4% in our Argentine subsidiary, El Chocón, and 26.9% in our Colombian subsidiary, Emgesa, which we control pursuant to a shareholders’ agreement; for more information on our control and consolidation of Emgesa, see “— A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.” above. We consolidate these subsidiaries since we control the majority of the voting rights.

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in billions of Ch$)
Net cash flows from (used in) operating activities	817	708	538
Net cash flows from (used in) investing activities	(327)	(186)	(258)
Net cash flows from (used in) financing activities	(452)	(430)	(434)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	37	92	(154)
Effect of exchange rate changes on cash and cash equivalents	(24)	(4)	—
Cash and cash equivalents at beginning of period	324	236	390

Cash and cash equivalents at end of period	337	324	236

For the year ended December 31, 2014, net cash flow from operating activities was Ch$ 817 billion, an increase of Ch$ 109 billion, or 15.4% compared to 2013, primarily as a consequence of an increase in collections from the sale of goods and services of Ch$ 510 billion, mainly in Chile and Colombia and a Ch$ 25 billion decrease in income taxes paid, all of which were partially offset by the increase in payments to suppliers for goods and services of Ch$ 337 billion, mainly in Chile and Peru and a Ch$ 54 billion decrease in collections from insurance policies and services, annual payments, and other benefits policies held.

For the year ended December 31, 2013, net cash flow from operating activities was Ch$ 708 billion, an increase of Ch$ 170 billion, or 31.6% compared to 2012, primarily as a consequence of a decrease in payments to suppliers for goods and services of Ch$ 258 billion, mainly in Chile and Argentina, a Ch$ 47 billion decrease in income taxes paid, and an increase in collections from premiums and services, annual payments, and other obligations from policies held of Ch$ 67 billion, all of which were partially offset by the decrease in collections from the sale of goods and services of Ch$ 198 billion, mainly in Chile and Argentina.

For the year ended December 31, 2014, net cash used in investment activities was Ch$ 327 billion, mostly explained by the acquisition of property, plant and equipment of Ch$ 421 billion, mainly at Endesa Chile on a stand-alone basis and Emgesa (see “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures”), investments in time deposits with a maturity greater than 90 days of Ch$ 36 billion and the purchase of an additional 50% participation of GasAtacama for Ch$ 38 billion. All of which was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 139 billion and interest received of Ch$ 12 billion.

For the year ended December 31, 2013, net cash used in investment activities was Ch$ 186 billion, mostly explained by the acquisition of property, plant and equipment for Ch$ 292 billion, mainly at Endesa Chile on a stand-alone basis, Endesa Argentina S.A. and Emgesa, all of which was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 51 billion, other collections from the sale of equity or debt instruments belonging to other entities for Ch$ 24 billion and interest received of Ch$ 17 billion.

For the year ended on December 31, 2014, cash used for financing activities was Ch$ 452 billion. The main drivers of this change are described below.

The aggregate cash inflows from financings were primarily due to:

•	Ch$ 222 billion in bond issuances carried out by Endesa Chile.

•	Ch$ 165 billion in bond issuances by Emgesa.

•	Ch$ 28 billion in loans by Edegel.

The aggregate cash outflows were primarily due to:

•	Ch$ 369 billion in dividend payments (including Ch$ 177 billion from Endesa Chile on a stand-alone basis, and Ch$ 153 billion from Emgesa among others).

•	Ch$ 145 billion of interest expense (including Ch$ 63 billion in Endesa Chile on a stand-alone basis, Ch$ 66 billion in Emgesa among others).

•	Ch$ 118 billion on payments of loans and bonds from Endesa Chile on a stand-alone basis.

For the year ended on December 31, 2013, cash used by financing activities was Ch$ 430 billion. The main drivers of this change are described below.

The aggregate cash inflows were primarily due to:

•	Ch$ 149 billion in bond issuances by Emgesa.

•	Ch$ 11 billion in capital increase by Costanera.

•	Ch$ 20 billion in loans by El Chocón.

The aggregate cash outflows were primarily due to:

•	Ch$ 294 billion in dividend payments (including Ch$ 118 billion from Endesa Chile on a stand-alone basis, Ch$ 53 billion from Emgesa among others).

•	Ch$ 136 billion of interest expense (including Ch$ 71 billion in Endesa Chile on a stand-alone basis, Ch$ 51 billion in Emgesa among others).

•	Ch$ 213 billion on payments of loans and bonds from Endesa Chile on a stand-alone basis.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors —We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our controlled subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We have no legal obligations or other commitments to financially support our subsidiaries. In addition, and as disclosed later in this section, none of our debt agreements include cross default provisions that could be triggered by Argentine or any other foreign subsidiary default. Only defaults by certain Chilean subsidiaries could trigger a cross default for us. Chilean subsidiaries are financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below.

Having stated our corporate policy in connection with the financial autonomy that we expect from our subsidiaries, we have in the recent past, and to a very limited extent, provided financial support in Argentina in the form of intercompany loans and capital contributions in which debt was capitalized. We have also guaranteed a loan with a third party for an immaterial amount. Most of the loans have been provided by our wholly-owned investment vehicle, Endesa Argentina S.A., using local funds such as dividends from other Argentine subsidiaries.

Additionally, information about our participation in Costanera’s 2013 capital increase can be found later in this section, and information regarding our structured loans to Costanera can be found in “Item 7— Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

We believe that the level of such financial support is insignificant in the context of our consolidated financial statements taken as a whole. The fundamental drivers of such limited support are recent regulatory changes implemented by Argentine authorities and our expectation that our Argentine long-lived assets will eventually be appropriately recovered by free cash flows arising from new and more favorable electricity sector regulations.

To the extent there may be positive market signals regarding regulatory improvements which allow us to forecast favorable effects on our Argentine subsidiaries’ operating results, we may continue to evaluate additional, temporary and exceptional financial support (primarily in the form of intercompany loans) on a case by case basis, as described in this context.

We have accessed the international equity capital markets, with an SEC-registered ADS issuance on August 3, 1994. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, we and our subsidiary Pehuenche have issued a total of US$ 2,770 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2014. The weighted average annual coupon interest rate for such bonds is 6.4%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Endesa Chile	12 years	August 2015	8.625	200	200
Endesa Chile	10 years	April 2024	4.250	400	400

Endesa Chile(1)	30 years	February 2027	7.875	230	206
Endesa Chile(2)	40 years	February 2037	7.325	220	71
Endesa Chile(1)	100 years	February 2097	8.125	200	40

Total			6,426(3)	1,250	917

(1)	Endesa Chile repurchased some of these bonds in 2001.
(2)	Holders of the Endesa Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.
(3)	Weighted-average coupon.

The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos. The annual interest rate for such bond is 8.75%.

			Coupon (inflation -adjusted rate)	Aggregate Principal Amount
Issuer	Term	Maturity		Issued	Outstanding
			(%)	(in billions of CP$)	(in billions of CP$)	(in billions of Ch$)(1)

Emgesa	10 years	January 2021	8.75	737	737	187

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was CP$ 3.9431 per Ch$ 1.00.

We, as well as our subsidiaries in the five countries in which we operate, have access to the domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us, outstanding as of December 31, 2014.

Issuer	Term	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
			( %)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)

Endesa Chile Series H	25 years	October 2028	6.20	4.0	3.0	73
Endesa Chile Series M	21 years	December 2029	4.75	10.0	10.0	246

Total			5.08(1)	14.0	13.0	319

(1)	Weighted-average coupon.

For a full description of the local bonds issued by us, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 18 of the Notes to our consolidated financial statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2014. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon(1)	Aggregate Principal Amount Outstanding
		(%)	(in billions of Ch$)
Edegel	January 2028	6.48	49
Emgesa	May 2030	8.02	659

Total			708

(1)	Many of the coupon rates are variable rates based on local indexes, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2014.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through syndicated senior unsecured loans. As of December 31, 2014, the amount outstanding or available for this bank loan is listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Endesa Chile	Syndicated revolving loan	July 2019	200	—

The revolving credit facility due July 2019 does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 200 million in the aggregate from such committed revolving facilities under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity. In early 2013, we entered into 3-year bilateral revolving loans for an aggregate of UF 2.4 million (equivalent to Ch$ 59 billion as of December 31, 2014) as shown below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF)	(in millions of UF)

Endesa Chile	Bilateral revolving loan	February 2016	2.4	—

Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in billions of Ch$)	(in billion of Ch$)

Emgesa	Bilateral revolving loans	January 2015	91	—
Edegel	Bilateral revolving loans	November 2016	21	—

Total			112	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately Ch$ 292 billion in the aggregate as of December 31, 2014.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 113 billion in the aggregate, which is not currently drawn upon. Unlike the committed lines described above, which are not subject to material adverse effect condition precedents prior to disbursements, these facilities are not guaranteed under all circumstances. Our foreign subsidiaries also have access to uncommitted local bank facilities, for a total amount of Ch$ 68 billion, none of which we currently draw upon.

We can also tap the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$ 200 million. Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2014, the most restrictive financial covenant affecting us was the Leverage Ratio in connection with the bilateral revolving loan facility that matures in February 2016. Under such covenant, the maximum additional debt that could be incurred without a breach of the most restrictive covenant is Ch$ 2,792 billion. As of December 31, 2014 and as of the date of this Report, we and our subsidiaries are in compliance with the financial covenants contained in our debt instruments with the exception of our Argentine subsidiary, El Chocón.

As of December 31, 2014 and March 31, 2015, El Chocón did not meet an interest coverage ratio test (EBITDA to interest expense) pursuant to a covenant requirement under a loan agreement with Standard Bank, Deutsche Bank and Itaú that matures in February 2016. El Chocón has experienced difficulties in meeting this requirement several times in the past and has obtained waivers of compliance from its lenders. As of the date of this Report, we are in discussions with the lenders and El Chocón has not received any waivers or acceleration notices for its most recent failure to comply with the ratio. If the lenders decide to declare an event of default and accelerate the loan, US$ 15 million of principal and interest would become immediately due and payable under this facility. Because of cross-acceleration provisions of El Chocón’s other loans, an additional Ch$ 21 billion would also be accelerated and El Chocón would be required to enter into bankruptcy.

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

The cross default provision for our revolving credit facilities due in July 2019, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular outstanding facility choose to do so. None of our local facilities due in February 2016, has cross default provisions to debt other than the respective borrower’s own indebtedness.

The Yankee Bonds’ cross default provisions may be triggered only by our or our Chilean subsidiaries’ debt. A matured default of either us or one of our Chilean subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies, and in the specific case of the Yankee Bond issued by us in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. A payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material. Likewise, our local bonds have no subsidiary cross default provisions.

All of our Yankee Bonds, including those registered with the United States Securities and Exchange Commission, are unsecured and not subject to any guarantees by any of our subsidiaries or parent company.

Our Argentine subsidiary, Costanera, did not make any installment payments due in 2012, 2013 and 2014 under the terms of a 1996 supplier credit agreement with Mitsubishi Corporation (“MC”) for a total amount of US$ 107 million in payments, including principal and interest. After a negotiation process, which ended on October 27, 2014, Costanera and MC agreed to refinance the debt under the following summary terms:

•	forgiveness of accrued interest under the agreement for US$ 66 million as of September 30, 2014;

•	the rescheduling of US$ 120.6 million in capital maturities for a period of 18 years, with a grace period of 12 months;

•	the debt must be completely paid by December 15, 2032;

•	an annual amortization of capital payment of at least US$ 3 million, in quarterly installments;

•	a 0.25% annual interest rate

•	maintenance of the lien on the combined-cycle power plant at Costanera in favor of MC;

•	restrictions to dividend payment; and

•	the condition precedent for the rescheduling agreement effectiveness was the payment of US$ 5 million of capital, carried out on November 14, 2014.

As explained elsewhere in this section, payment defaults and bankruptcy proceedings of non Chilean subsidiaries have no financial effect on our debt obligations.

In addition, Costanera carried out a capital increase in November 2013 that improved its working capital. Its weak financial situation is attributable to its inability to obtain tariff adjustments that reflect its actual generation costs.

With the exception of our Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs. Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector) since 2002, the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework. Notwithstanding these unusual circumstances, these subsidiaries were still able to refinance debt maturing in 2014.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. Legal counsels in the countries where our subsidiaries and affiliates operate have informed us of the current legal restrictions regarding the payment of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain special circumstances. For a description of liquidity risks resulting from our company status, see “Item 3. Key Information — D. Risk factors — We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

Our estimated capital expenditures for 2015 trough 2019 amount to Ch$ 2,159 billion, of which Ch$ 1,433 billion are considered non-discretionary investments. We include maintenance capital expenditures as non-discretionary because it is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects as also non-discretionary expenditure. We consider the remaining Ch$ 726 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2014 included:

•	Emgesa: local bond issuance for Ch$ 165 billion to finance the El Quimbo project.

•	Edegel: loan for Ch$ 28 billion to cover cash needs.

Transactions that most significantly affected our foreign subsidiaries’ liquidity in 2013 included:

•	Costanera: capital increase for Ch$ 11 billion, of which 77% was subscribed by Endesa Chile, to support the capital structure of the company.

•	Emgesa: local bond issuance for Ch$ 149 billion to finance the El Quimbo project.

•	El Chocón: syndicated loan with local banks for Ch$ 14 billion to refinance short term debt.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

We are a company with electricity generation assets, and with subsidiaries and unconsolidated equity investments engaged primarily in the generation of electricity in Chile, Argentina, Brazil, Colombia and Peru. Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a result of our operating income from our generation business and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

Operating income varies in each of the four countries where we consolidate operations due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity, and the prevailing regulated and spot market prices for electricity.

We expect our reasonably good operating performance to continue during the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate, except for Argentina. Despite current uncertainties concerning the global economy, there are favorable expectations for this region’s growth during the next five years, including an expected 3.6% growth in gross domestic product in 2015, based on World Economic Outlook published by the IMF in October 2014, and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always lagged behind demand growth. We anticipate that this tendency will continue for the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation, and scarcity of places where to locate plants; these new projects involve higher development costs than in the past. We expect that average electricity prices will adjust to recognize these increased costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus have greater profitability in scenarios of increasing prices to end users. Furthermore, an important part of the new installed capacity under development in the four countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels. Thus, we expect this situation will also impact long term spot prices positively. Long-term contracts awarded to us in different bids, directly and through our subsidiaries, have already incorporated these expected price levels. Currently, 46% of our expected annual generation is sold under contracts with terms of at least ten years and an additional 57% under contracts with terms of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income. In order to address this risk, we have implemented commercial policies to control relevant variables and provide stability to the profit margins. Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with our objectives. Therefore, we define contractual volumes that minimize the risk of supply in adverse hydrological conditions and include risk mitigation clauses, where necessary, with some unregulated customers.

In order to mitigate the risk of increasing fuel costs, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with coal, natural gas, diesel, and fuel oil. In Chile, through an equity interest in GNL Quintero and GNL Chile, and a Long Term Gas Supply Agreement with GNL Chile, we are the only electricity company in Chile with direct access to the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market). This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have a greater environmental impact.

In July 2013, we successfully renegotiated a LNG sale and purchase agreement with British Gas. This renegotiation modified some conditions of the original contract, allowing us to secure its long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for our current and future needs.

We also exercised a priority option to purchase additional regasification capacity as part of an expansion at the Quintero LNG Terminal. This allows us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day, as of in the first quarter of 2015. This expansion will allow our San Isidro and Quintero power plants to generate additional thermal electricity and also allows us to secure the LNG supply necessary for potential new power plants.

Although having consolidated operations in the four countries and our equity interest in Brazil, allows us to somewhat offset and counterbalance variations with respect to the main factors that can affect our operating results, we cannot claim that our portfolio of assets is fully hedged. Furthermore, there can be no assurance that past performance will be indicative of future performance with respect to our business. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic or population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our 2014 results compared with those recorded in previous periods, please see “— A. Operating Results - Results of Operations for the Years ended December 31, 2014 and December 31, 2013” and “— A. Operating Results - Results of Operations for the Years ended December 31, 2013 and December 31, 2012.” Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, would have a negative impact on our capital expenditure plan and we have many sources of proven liquidity in the international and domestic capital markets. As of December 31, 2014, we are able to incur up to Ch$ 2,792 billion in incremental debt, without entering into a breach of the debt covenants, beyond current levels of consolidated indebtedness. We believe that we will continue to have similar comfortable levels of leverage capacity for the foreseeable future (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”).

We expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

In order to be more responsive to the wishes of the residents living in the surrounding areas of prospective new sites, we have shifted our focus to constructing smaller, less invasive power plants. These plants are constructed faster, allow greater flexibility to activate or deactivate according to system needs, and are generally more acceptable to residents. The local population will be involved in the planning stages of any future projects.

E.	Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2014:

Cash payment obligation	Total	2015	2016-2017	2018-2019	After 2019

	(in billions of Ch$)
Bank debt	194	34	80	37	43
Local bonds(1)	1,030	72	54	199	705
Yankee bonds	743	121	—	—	622
Other debt(2)	101	65	11	1	24
Interest expense(3)	1,285	148	262	234	641
Pension and post-retirement obligations(4)	39	8	6	4	21
Purchase obligations(5)	5,263	490	747	736	3,290
Financial leases	55	11	32	12	—

Total contractual obligations	8,710	949	1,192	1,223	5,346

(1)	Net value, hedging instruments included substantially modify the principal amount of debt.
(2)	Other debt includes governmental loan facilities, supplier credits and short-term commercial paper among others.
(3)	Interest expenses are the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, presented according to when the interest payment comes due.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.
(5)	Of the total contractual obligations of Ch$ 5,263 billion, 49% corresponds to long term fuel supply contracts, 23% corresponds to miscellaneous services, such as LNG regasification, fuel transport, and coal handling, 15% to tolls, and the remaining 14% to energy purchases.

G.	Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this Report, for safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Our Board of Directors consists of nine members who are elected for a three-year term at an Ordinary Shareholders’ Meeting (“OSM”). If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected. Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.

Set forth below are the members of our Board of Directors as of December 31, 2014.

Name	Position	Current Position Held Since

Directors

Enrico Viale(1)	Chairman	2014
Ignacio Mateo M.(1)	Vice Chairman	2014
Alfredo Arahuetes G.	Director	2012
Francesco Buresti	Director	2008
Susana Carey C.(1)	Director	2014
Enrique Cibié B.	Director	2012
Felipe Lamarca C.	Director	2010
Isabel Marshall L.(1)	Director	2014
Vittorio Vagliasindi(1)	Director	2014

(1)	Appointed to the Board of Directors in November 2014.

At the OSM held on April 27, 2015, a new Board of Directors was elected for a period of three years starting from the date of the meeting. The members of our new Board of Directors are:

•	Enrico Viale

•	Ignacio Mateo M.

•	Vittorio Vagliasindi

•	Francesco Buresti

•	Francesca Gostinelli

•	Felipe Lamarca C.

•	Isabel Marshall L.

•	Enrique Cibié B.

•	Jorge Atton P.

At the Board of Directors meeting held on April 27, 2015, our new Board of Directors agreed to appoint Mr. Enrico Viale as Chairman of the Board of Directors, and Mr. Ignacio Mateo M. as the Vice Chairman. At the same meeting, it was agreed to appoint Mr. Enrique Cibié B., Mr. Jorge Atton P. and Mr. Felipe Lamarca C. as members of the Directors’ Committee. Additionally, Mr. Enrique Cibié B. was appointed as the Directors’ Committee’s Financial Expert.

Set forth below are brief biographical descriptions of our directors, of whom four reside in Chile, three reside in Italy and two reside in Spain, as of December 31, 2014.

Enrico Viale

Chairman of the Board of Directors

Mr. Viale was elected Chairman of Endesa Chile in November 2014. Mr. Viale joined Enel in 2003 as Country Manager for Southeastern Europe and has occupied diverse positions within Enel subsidiaries, such as CEO of Maritza East 3, Operations Director in Russia, CEO of OGK 5, Country Manager in Russia and Country Manager of CEI, a supranational organization comprised of ten of the 15 former Soviet republics. Mr. Viale is currently the Global Director of Enel’s generation line of business. He began his career in 1986 at GIE, an Italian energy company. He was Vice Chairman of ABB, a global provider of power and automation technologies, for the Structure Finance business, a division that provided debt capital for projects and equipment, and asset-based financing such as leasing. He was also CFO of Ansaldo Energía, an Italian supplier, installer and service provider for power generation plants, among various finance positions. Mr. Viale earned a civil engineering degree with specialization in hydraulic engineering from Polytechnic University of Turin (Turin, Italy) and an M.B.A. from University of Santa Clara Business School (California, USA). He has also taken training courses at Politecnico di Milano (Milan, Italy) and at the Massachusetts Institute of Technology (Massachusetts, USA).

Ignacio Mateo M.

Vice Chairman of the Board of Directors

Mr. Mateo was elected a Director and Vice Chairman in November 2014. Mr. Mateo has been the Director for Planning and Control Global Generation of Enel since 2010. Previously, he was Endesa Spain’s Deputy Strategy Director, Head of Strategic Planning and Strategy Assistant Manager, as well as Corporate Development Director for Endesa Telecom, an Endesa Spain subsidiary, and Head of Endesa Spain’s International Cogeneration and Renewable Energy Division. His prior experience was as Head of the Environmental Department and Control Department Engineer of Unión Fenosa Generación (Spain). Mr. Mateo has a mining engineering degree with specialization in energy and fuel from Universidad Politécnica de Madrid (Madrid, Spain) and he also earned his M.B.A. at the IESE Business School (Barcelona, Spain).

Alfredo Arahuetes G.

Director

Mr. Arahuetes was elected a Director in April 2012. He is currently a Professor of International Economics and Dean of the School of Economics and Business (ICADE) of the Pontificia Universidad de Comillas (Madrid, Spain). He has published widely in journals and books. He has participated in various organizations and agencies such as CEDEAL, a Spanish foundation for Latin American studies, holding the position of Secretary General, the Trilateral Commission, a non-profit international foundation, created to foster closer cooperation among The United States, Western Europe, and Japan, as an advisor, and in the Economic and Social Committee of the European Union as an expert advisor. He participated as a collaborator in Direct Investments of the Inter-American Development Bank (IDB). Mr. Arahuetes earned a law degree from the Universidad de Deusto (Bilbao, Spain), and a Ph.D. in economics and business administration from the School of Economics and Business (ICADE) of the Pontificia Universidad de Comillas (Madrid, Spain).

Francesco Buresti

Director

Mr. Buresti was elected a Director in April 2008. Mr. Buresti was a consultant in the industrial sector for Accenture, a multinational management consulting, technology services, and outsourcing company and a consultant for McKinsey & Company, a management consulting firm, in the industrial and utilities sectors. In 2005, Mr. Buresti joined Enel as Purchasing Director for Enel Distribution (electronic market). Mr. Buresti was appointed Chief Procurement Officer and member of the Executive Committee of Endesa Spain in October 2007 and Executive Vice Chairman for Enel’s Global Procurement in May 2012. He is also a Board member of several Enel subsidiaries. Mr. Buresti holds a degree in electronics engineering from Università degli Studi di Bologna (Bologna, Italy).

Susana Carey C.

Director and Member of the Directors’ Committee

Ms. Carey was elected a Director in November 2014. Ms. Carey is Chairman of the Board of Supermercados de Chile A.G., a Chilean supermarkets association, Consultant and Chairman of SOFOFA’s Labor Committee, a non-profit trade association representing the views and interests of Chilean industry, consultant of the National Chamber of Commerce, Director of Envases del Pacífico S.A., a Chilean company in the flexible packaging industry, Tricot S.A., a Chilean retail company, and of the Fundación Emplea, a nonprofit foundation focused on promoting the employment of vulnerable people. Previously, she was Chairman and Vice Chairman of the Board of Directors of Correos de Chile (Chilean National Post Office), Director of AxisRSE, a consulting company in corporate social responsibility, and Executive Director of Comunidad Mujer, a private nonprofit corporation that promotes greater participation of women in the public sphere. In addition, Ms. Carey has been a consultant and coached executives in different companies, as a Senior Consultant of Seminarium Penrhyn Internacional, a head hunting firm. Ms. Carey also worked 11 year at the mining company Compañía Minera Disputada de Las Condes, where she held positions as Finance Project Manager, Financial Reports Manager and Senior Advisor to Operational Planning Management, among others. Ms. Carey earned a business administration degree from Pontificia Universidad Católica de Chile (Santiago, Chile), and also was trained as an ontological coach in The Newfield Network (Santiago, Chile).

Enrique Cibié B.

Director and Member of the Directors’ Committee

Mr. Cibié was elected a Director in April 2012 and the Committee’s Financial Expert since such date. Currently, Mr. Cibié is a Board member of several companies unrelated to us, such as Masisa S.A., a wood products company, and Terramater, a Chilean winery. He was CEO of Masisa S.A. from 2005 to 2009, Farmacias Ahumada S.A., a Chilean pharmacy chain, from 2001 to 2004, and Coca Cola Embonor Inc., a Chilean company which bottles Coca-Cola products, from 2000 to 2001. He holds a degree in commercial engineering, public accounting and auditing from Pontificia Universidad Católica de Chile (Santiago, Chile) and an M.B.A. from Stanford University (California, USA).

Felipe Lamarca C.

Director and Chairman of the Directors’ Committee

Mr. Lamarca was elected a Director in April 2010. Currently, Mr. Lamarca is Director of several companies unrelated to us including Ripley, a retailer and financial services firm. He has served as Director of the Servicio de Impuestos Internos, the Chilean tax authority, between 1978 and 1984. From 1986 to 2005, Mr. Lamarca was Chairman of COPEC, a Chilean forestry and fuel conglomerate. Between 1997 and 2001, Mr. Lamarca was Chairman of SOFOFA, Chile’s Manufacturers’ Association. Mr. Lamarca was the Superintendent of the SVS between 1982 and 1983. He holds a degree in commercial engineering from Pontificia Universidad Católica de Chile (Santiago, Chile) and in 2001 he was awarded the “Distinguished Professional of the Year” by the Business and Economics School of that university.

Isabel Marshall L.

Director

Ms. Marshall was elected a Director in November 2014. Ms. Marshall’s professional experience has been mainly focused in the Chilean mining sector. She is currently director and founding member of CESCO, a copper and mining study center, and is Associate and Senior Consultant of the consulting company, Mymco Consultores Ltda. She is also a consultant on matters relating to sustainability at Ecometales Ltda., a Codelco affiliate dedicated to the treatment of metal products with high impurities. She has been responsible for the development of the Comprehensive Management Systems in safety, health, environment and the sustainability report for Ecometales and Advisor to CIPMA, an environmental research and planning center. She was the founding associate and CEO of the consulting company, Consultora GS3, dedicated to topics pertaining to mining, sustainability and market development, and previously the Studies and Strategic Administration Manager and Vice Chairman of Corporate Finance, Operational Excellence, Promotion and Sustainability at Codelco, the Chilean state-owned copper company. Ms. Marshall participated in Cochilco, a stated owned Chilean copper commission, and was the Corporate Planning and Administration Control Manager in Antofagasta Minerals, a mining company. She received a joint degree in sociology and economics from Pontificia Universidad Católica de Chile as well as an M.A. in economics from the same university. Ms. Marshall also earned an M.A. in Public Administration and a Ph.D. in economics and government from Harvard University (Massachusetts, USA).

Vitorrio Vagliasindi

Director

Mr. Vagliasindi was elected a Director in November 2014. He is responsible for Engineering and Construction of Enel’s worldwide generation line of business. Previously, he worked in affiliated companies of Enel as Operations and Engineering Executive Vice Chairman in Italy and Head of Engineering and Construction of Enel Green Power, as well as Head of the Business area of Renewable Energies, Head of the Thermal Electricity Business area, Head of Coal and Orimulsion (a type of fuel) Plants and Head of Thermal Electric Production at Enel Produzione (Sicily, Italy). He was Plants Director and Responsible for Planning and Control at Enel Mr. Vagliasindi holds a degree in nuclear engineering from Università di Roma “La Sapienza” (Rome, Italy).

Executive Officers

Set forth are our Executive Officers as of December 31, 2014, except as otherwise noted below.

Name	Position	Current Position Held Since

Executive Officers
Valter Moro	Chief Executive Officer	2014
Ramiro Alfonsín B.(1)	Deputy Chief Executive Officer	2013
Paulo Jorge Domínguez D. (2)	Regional Manager of Electricity Production	2013
Sebastián Fernández C.(3)	Energy Planning Officer	2008
Fernando Gardeweg R.(1)	Chief Financial Officer	2012
María Teresa González R.	Communications Officer	2014
Juan Fernando La Fuente V.	Planning & Control Officer	2013
Federico Polemann	Human Resources Officer	2013
Fernando Prieto P.(4)	Engineering & Construction Officer	2013
Ignacio Quiñones S.	General Counsel	2013
José Venegas M.(5)	Trading & Marketing Officer	2001

(1)	In February 2015, Mr. Alfonsín also became the Chief Financial Officer in addition to retaining his position as Deputy CEO.
(2)	Mr. Paulo Domínguez served in this position until February, 2015.
(3)	In February 2015, Mr. Claudio Helfmann replaced Mr. Fernández, as the Business Development Officer.
(4)	In February 2015, Mr. Bernardo Canales replaced Mr. Prieto as Engineering & Construction Officer.
(5)	In February 2015, Mr. Humberto Espejo replaced Mr. Venegas as Trading & Marketing Officer.

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Valter Moro became CEO in November 2014. Mr. Moro has 18 years of experience working for Enel and its subsidiaries. He worked for ten years in generation installations and eight years in energy management activities in Italy, Spain and Chile. He was the Maintenance Manager and then the Generation Manager of Enel’s power plant in La Spezia (Italy), and Production Scheduling and Fuel Manager at Enel in Rome. He was later Energy Management Director of Enel Viesgo (Madrid, Spain) and worked in the Generation Energy Management Division as the Project Coordination Unit Manager, providing support to the Iberia and South American Group Divisions. Mr. Moro holds a mechanical engineering degree and a Ph.D. in energy engineering from Università Politécnica delle Marche (Ancona, Italy).

Ramiro Alfonsín B. was appointed Deputy Chief Executive Officer in April 2013 and Chief Financial Officer in February 2015. He joined Endesa Spain in June 2000. From 2004, he worked at Endesa Italy as Planning and Investment Manager and at Endesa Europe as Deputy Director of Investment and Corporate Relations. From 2007 to March 2013, he held the position of Regional Planning and Control Officer of Enersis. Before joining Endesa Spain, he worked as a Senior Financial Advisor at Banco Urquijo KBL group, a Spanish bank, in the Management of Corporate Development and Institutional Relations area at Alcatel, a telecom company and as an Associate in Corporate Banking at ABN AMRO Bank N.V., a Dutch bank. Currently, Mr. Alfonsín is Director of several subsidiaries of Endesa Chile in Chile, Argentina, Brazil, and Peru. Mr. Alfonsín holds a degree in business administration from Pontificia Universidad Católica de Argentina (Buenos Aires, Argentina).

Paulo Jorge Domínguez D. was appointed Regional Manager of Electricity Production in November 2013. He has been working in the power sector for 23 years, with a decade of work in power plants, where he became Head of Maintenance after having held various roles including installation and commissioning. He joined Endesa Spain in 2000, where he served successively as Head of Maintenance (2000-2002), Head of Asset Management (2003-2006) and Head of Technical Services of Generation for Spain and Portugal (2007-2013). He was Joint Director of an Enel subsidiary (2004-2005) and participated in several international projects for the acquisition, integration and divestment of assets. He has been member of several international organizations. Mr. Domínguez has published several papers in specialty journals. He co-authored two books and received three international awards. Mr. Domínguez holds a degree in mechanical engineering from the Instituto Superior Técnico (Lisbon, Portugal) and earned an M.B.A from the Harvard Business School (Massachusetts, USA), as well as specialized industrial maintenance degree from the Colegio de Ingenieros (Portugal).

Sebastián Fernández C. served as Energy Planning Officer from January 2008 to February 2015. He joined Enersis in January 1997, beginning his professional career in the Development department. He served in different positions, including Project Manager of Endesa Europe, Deputy Manager of Planning and Investments at Endesa Italy and Deputy Manager of Generation Projects at Endesa Chile. Mr. Fernández holds a commercial engineering degree from the Universidad de Los Andes (Santiago, Chile), and attended the YMP program at INSEAD (Fontainebleau, France).

Fernando Gardeweg R. served as Chief Financial Officer from September 2012 to February 2015. He joined a subsidiary of Enersis in 1992. Mr. Gardeweg has served primarily in finance and development positions. He was Enersis’ Finance Director from June 2002 until August 2012. Mr. Gardeweg holds a degree in economics from the Universidad de Chile (Santiago, Chile).

María Teresa González became Communications Officer in April 2014. Prior to her appointment, she was CEO of the nonprofit foundation “San Ignacio del Huinay,” created jointly by us and by the Pontificia Universidad Católica de Valparaiso (Valparaíso, Chile). Ms. González was the Cabinet Head of the Chilean Ministry of Transportation and Manager of Public Affairs of the Board of Directors of the Metropolitan Public Transportation, the Chilean operator of the transportation system, Human Resources Director and Communications Assistant Manager of Essbio S.A., a Chilean water utility, Head of Communications of Serviu Bío Bío, a state-owned housing and urbanization service and Head of Regional Government Communications of Bío Bío, a Chilean region. Ms. González holds a journalism degree from Universidad de Concepción (Concepción, Chile) and an M.A. in strategic communications from Universidad del Pacífico (Santiago, Chile) and is a candidate for a M.A. in management and human resources from Institute for Executive Development (IEDE, Santiago, Chile).

Juan Fernando La Fuente V. was appointed Planning and Control Manager in June 2013. In 1997 started working for Chilectra in the commercial and Service Quality areas, and a year later he joined Endesa Chile, as International Planning Assistant Manager. He was later appointed to the position of Head of Energy Management. Between 2006 and 2008, he worked at Enel Latinoamérica, a subsidiary of Enel, in energy management and environmental regulation positions. In 2010, he became as Enersis’ Investment Control Deputy Manager, with a main focus on new generation projects. Mr. La Fuente holds a degree in electrical civil engineering from the Universidad de Chile (Santiago, Chile).

Federico Polemann was appointed Human Resources Manager in July 2013. His professional career began with various roles in the Human Resources department at Citibank, N.A., U.S. bank, after which in September 2003, he was appointed as the Senior Analyst of Human Resource Development at Costanera. In 2007, he became the Head of Development and Labor Relations in Argentine Generation and was Managing Director of Personnel for Argentina. Mr. Polemann holds a degree in business administration from Universidad de Buenos Aires (Buenos Aires, Argentina) and a Masters’ in strategic human resource planning from the Universidad de San Andrés (Buenos Aires, Argentina).

Fernando Prieto P. served as Engineering & Construction Officer from March 2013 to February 2015. Mr. Prieto joined Endesa Spain in 1999, where he worked in Project Development until 2005, primarily working on development of generation projects. From 2006 to 2008, he served as Project Management Deputy Director in the Engineering and R&D department. Between 2008 and 2013, he served as Project Management and Construction Officer at Endesa Spain. Mr. Prieto holds a degree in industrial engineering energy technologies from Universidad Politécnica de Madrid (Madrid, Spain) and in 2009 he completed the general management program at IESE Business School (Madrid, Spain).

Ignacio Quiñones S. became General Counsel in November 2013. In 1989, he began his career as lawyer for Chilectra and served in such role until 1994. Between 1994 and 1996, he was a lawyer for Ingeniería y Construcción Sigdo Koppers S.A., a Chilean company related to construction and industrial assembly in a large scale. Between 1996 and 2004, he worked as a lawyer for Placer Dome Latin America, a mining company, and then as Legal Advisor for its affiliated company, Compañía Minera Zaldívar. Between 2004 and 2005, he was Head of the Legal area in Gasoducto del Pacífico S.A., a natural gas transport company. Between 2005 and 2013, he was the General Counsel in Chile for Anglo American Chile Limitada, a mining company. Mr. Quiñones studied law at Universidad Diego Portales (Santiago, Chile) and holds a law degree granted by the Chilean Supreme Court of Justice.

José Venegas M. served as the Trading & Marketing Officer from June 2001 to February 2015. Mr. Venegas joined Endesa Chile in 1984. He served as a Director of the CDEC-SIC Economic Load Dispatch Center in 1997 and as a Commercial Officer from September 1997 to May 2000. He has also served as Planning and Energy Officer from June 2000 to May 2001. Mr. Venegas holds a degree in industrial civil engineering from Pontificia Universidad Católica de Chile (Santiago, Chile) and an M.B.A. from Universidad Adolfo Ibáñez (Santiago, Chile).

B.	Compensation.

At the OSM held on April 15, 2013, our shareholders approved the current compensation policy for the Board of Directors. Directors are paid a monthly fee depending on their attendance at Board meetings and their participation as Director of any of our subsidiaries. These monthly payments consist of a fixed compensation of UF 101 and a fee of UF 66 depending on attendance to Board meetings. The Chairman of the Board is entitled to double the compensation compared to other directors under this policy, while the Vice Chairman will receive fixed compensation of UF 151.5 per month and a fee of UF 99 depending on attendance to Board meetings. The members of the Directors’ Committee are paid a monthly fee of UF 38 and a fee of UF 18 depending on attendance to Directors’ Committee meetings with a limit of 12 sessions per year. In 2014, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings, was as follows:

	Year ended December 31, 2013
Director	Fixed Compensation	Variable Compensation	Directors’ Committee	Total
	(in thousands of Ch$)
Enrico Viale(1)(2)	—	—	—	—
Ignacio Mateo M.(1)(2)	—	—	—	—
Alfredo Arahuetes G.	29,088	26,882	—	55,970
Jaime Bauzá B.(3)	26,583	15,652	14,625	56,860
Paolo Bondi(2)(3)	—	—	—	—
Francesco Buresti(2)	—	—	—	—
Susana Carey C.(1)	4,635	4,852	4,121	13,607
Enrique Cibié B.	29,088	26,882	17,321	73,291
Vittorio Corbo L.(4)	16,794	15,652	—	32,446
Felipe Lamarca C.	29,088	25,293	17,321	71,703
Isabel Marshall L.(1)	4,635	4,852	—	9,486
Manuel Morán C.(2)(3)	—	—	—	—
Jorge Rosenblut R.(3)	48,907	44,060	—	92,967
Vittorio Vagliasindi(1)(2)	—	—	—	—

Total	188,818	164,124	53,388	406,330

(1)	Appointed director in November 2014.
(2)	Messrs. Viale, Mateo, Buresti, Vagliasindi, Bondi and Morán waived compensation for their positions as directors.
(3)	Ceased to be a director in November 2014.
(4)	Ceased to be a director in July 2014.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. For the year ended December 31, 2014, the aggregate gross compensation, paid or accrued, for all our Executive Officers, attributable to fiscal year 2014, was Ch$ 2,144.8 million in fixed compensation and Ch$ 1,250 million in variable compensation. Executive Officers are eligible for variable compensation under a bonus plan. We provide an annual bonus plan for our Executive Officers for meeting company-wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level. The bonuses paid to executives consist of a certain multiple of gross monthly salaries.

All of our Executive Officers have severance indemnity agreements with us in the event of voluntary resignation, termination by mutual agreement among the parties, or death. They do not have a right to severance indemnity if their relationship with us is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in Article 160 of the Chilean Labor Code. All of the Company’s employees are entitled to legal severance pay if terminated due to the needs of the Company, as defined in Article 161 of the Chilean Labor Code.

The amount we accrued in 2014 to provide severance indemnity to our Executive Officers totaled Ch$ 521.9 billion, of which Ch$ 172.5 billion was accrued during 2014. There are no other amounts set aside or accrued to provide for pension, retirement, or similar benefits for our Executive Officers.

C.	Board Practices.

Our Board of Directors was elected at the OSM held on April 26, 2012, for a three years period which ends in April 2015. However, given that several members of the elected Board of Directors resigned from their positions during 2014, our Board in its meeting held on November 4, 2014 and exercising the power under article 32 of the Companies Act, replaced the directors until the April 27, 2015 OSM, in which a new Board of Directors will be elected for a new three year period. For information about each of the directors and the year that they began their service on the Board of Directors, see “— A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by our Board of Directors, which, in accordance with our bylaws, consists of nine directors who are elected by our shareholders at an OSM. Each director serves for a three-year term, at the end of which each of the nine directors will be re-elected or replaced. Directors can be reelected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws and the stockholders’ resolutions. In addition to the bylaws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

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

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors, at its meeting held on May 29, 2008, approved the “Manual for the Management of Information of Interest to the Market” (the “Manual”). This document addresses applicable standards regarding the information in connection with transactions of the our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual was released to the market in 2008 and is posted on our website at www.endesa.cl. In 2010, the Manual was modified in order to comply with the provisions of Law 20,382 (Corporate Governance Improvement Law). The provisions of this Manual shall be applied to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

In order to supplement the aforementioned corporate governance regulations, at its meeting held on June 24, 2010, our Board approved a Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”). The Code of Ethics is structured on the basis of general principles such as impartiality, honesty, integrity and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

At its meeting held on March 31, 2011, our Board approved the Penal Risk Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials. The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties. The adoption of this model therefore mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the Penal Risk Prevention Officer, who was appointed by the Board at its meeting held on October 27, 2010. As of December 31, 2014 our Penal Risk Prevention Officer was Alain Rosolino, Internal Audit Officer of Enersis, our parent company.

On October 27, 2010, our Board approved “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001. Application to Endesa Spain and its Group.” Given that our ultimate parent company, Enel, has to comply with Italian Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, this document, approved by the Board, sets a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities. These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation No. 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and sets the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. The Appendix is divided into the following five sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning of the board,( ii) relations between the company, shareholders and the general public, (iii) the replacement and compensation of senior executives, (iv) the definition, implementation and supervision of the company’s internal control and risk management policies and procedures, and (v) other practices adopted by the company that do not refer to the above matters. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS, no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the SVS. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE:

Independence and Functions of the Directors’ Committee (Audit Committee)

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. We have been subject to this requirement since July 31, 2005. On April 22, 2010, at an Extraordinary Shareholders’ Meeting (“ESM”), our bylaws were amended and the Audit Committee was merged with the Directors’ Committee. According to our bylaws, all members of this Committee must satisfy the requirements of independence, as stipulated by the NYSE. Also, Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 36.9 billion as of December 31, 2014) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. As of July 31, 2005, Non-U.S. companies have been required to comply with Rule 303A.06, but are not required to comply with Rule 303A.07. Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules, on June 29, 2005, our Board of Directors created an Audit Committee, composed of three directors who were also members of the Board. As previously mentioned, this Audit Committee was merged into the Directors’ Committee in April 2010. As required by our bylaws, the members of the Directors’ Committee, composed of three members of the Board, should comply with Chilean law, as well as with the criteria and requirements of independence prescribed by SOX, the SEC and the NYSE. As of December 31, 2014, our Directors’ Committee was composed of three independent directors, all of whom met the independence criteria of Chilean law, SOX, the SEC and the NYSE.

Our Directors’ Committee performs the following functions:

•	review of financial statements and the reports of the external auditors prior to their submission for shareholders’ approval;

•	formulate proposals to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;

•	review of information related to transactions of the Company with related parties and reports the opinion of the Directors’ Committee to the Board of Directors;

•	the examination of the compensation framework and plans for managers, executive officers and employees;

•	the preparation of an Annual Management Report, including its main recommendations to shareholders;

•	provide information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

•	oversee the work of external auditors;

•	review and approval of the annual auditing plan by the external auditors;

•	evaluate the qualifications, independence and quality of the auditing services;

•	elaborate on policies regarding employment of former members of the external auditing firm;

•	review and discuss problems or disagreements between management and external auditors regarding the auditing process;

•	establish procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

•	any other function mandated to the committee by the bylaws, our Board of Directors or our shareholders.

As of December 31, 2014, Messrs. Cibié and Lamarca (Chairman), as well as Ms. Carey, were members of the Audit Committee, all of whom complied with the independence requirements of the SEC, SOX, the NYSE and Chilean law.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Although Chilean law does not provide for this practice (except for the Manual), we have adopted the codes of conduct described above, and at our ESM held in March 2006, we approved the inclusion of articles in our bylaws that govern the creation, composition, attributions, functions and compensation of the Directors’ Committee and the Audit Committee.

In order to comply with the new requirements of Law No. 20,382, which amended the Chilean Companies Act, at the ESM held on April 22, 2010, our shareholders approved amendments to our bylaws, including amendments providing for the merger of the Directors’ and Audit Committees. The Directors’ Committee is currently composed of three members that comply with the SOX independence requirements and the NYSE corporate governance rules. The Directors’ Committee includes among its functions the duties previously performed by the Audit Committee.

D.	Employees.

The following table provides the total number of personnel (both permanent and temporary employees) and the number of personnel (both permanent and temporary) of each of our consolidated subsidiaries as of December 31, 2014, 2013 and 2012:

Company	2014	2013	2012
Argentina
Costanera	485	481	452
El Chocón	49	48	49
GasAtacama Argentina(1)	29	—	—

Total personnel in Argentina	563	529	501

Chile
Endesa Chile	1,137	1,137	1,102
Pehuenche	3	3	3
Celta	1	1	1
Ingendesa(2)	—	—	1
Túnel El Melón(3)	15	16	16
GasAtacama(1)	105	—	—

Total personnel in Chile	1,261	1,157	1,123

Colombia
Emgesa	589	563	517

Total personnel in Colombia	589	563	517

Peru
Edegel	268	260	263

Total personnel in Peru	268	260	263

Total personnel of Endesa Chile and subsidiaries	2,681	2,509	2,404

(1)	As a result of our purchase of an additional 50% interest in GasAtacama Holding., we began accounting for GasAtacama Holding and its subsidiaries, including GasAtacama on a consolidated basis since May 2014.
(2)	Includes employees of Ingendesa’s subsidiary in Brazil. During 2011, Ingendesa employees were transferred to Endesa Chile.
(3)	This company was sold by us in January 2015.

The following table provides the total number of temporary employees and the number of temporary employees of each of our consolidated subsidiaries as of December 31, 2014, 2013, and 2012 and the average during our most recent financial year:

Company	Average 2014	2014	2013	2012
Argentina
Costanera	18.6	18	20	—
El Chocón	2.8	3	3	—
GasAtacama Argentina(1)	—	—	—	—

Total temporary personnel in Argentina	21.4	21	23	—
Chile
Endesa Chile	108.2	119	96	75
Pehuenche	—	—	—	—
Celta	—	—	—	—
Ingendesa(2)	—	—	—	—
Túnel El Melón(3)	—	—	—	—
GasAtacama(1)	0.9	1	—	—

Total temporary personnel in Chile	109.1	120	96	75
Colombia
Emgesa	85.3	92	87	76

Total temporary personnel in Colombia	85.3	92	87	76
Peru
Edegel	21.5	26	22	27

Total temporary personnel in Peru	21.5	26	22	27

Total temporary personnel of Endesa Chile and subsidiaries	237.3	259	228	178

(1)	As a result of our purchase of an additional 50% interest in GasAtacama Holding we began accounting for GasAtacama Holding and its subsidiaries including GasAtacama on a consolidated basis since May, 2014.
(2)	Includes employees of Ingendesa’s subsidiary in Brazil. During 2011, Ingendesa employees were transferred to Endesa Chile.
(3)	This company was sold by us in January 2015.

Chile

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to a severance payment. According to Chilean law, permanent employees are entitled to a basic payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable. Under our collective bargaining agreements, we are obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority and may exceed the amounts required under Chilean law.

Endesa Chile has four collective bargaining agreements in Chile, which will expire between 2015 and 2017.

Argentina

El Chocón has two collective bargaining agreements, of which one expires in December 2016, and the other already expire and is still in process of renegotiation. Costanera has two collective bargaining agreements, which both expired in 2014. Under Argentine law, collective bargaining agreements are automatically renewed until a new agreement is reached, which it is expected to occur in 2015.

Colombia

Emgesa has two collective bargaining agreements with two different unions; which expired in October and December 2014, and are currently being renegotiated. Under Colombian labor law, collective bargaining agreements are automatically renewed until a new agreement is in force.

Peru

Edegel has one collective bargaining agreement signed in 2009, which expired in December 2014 and is currently in the process of renegotiation.

Our management believes that is has a good relationship with its labor unions.

E.	Share Ownership.

To the best of our knowledge, none of our directors or officers own more than 0.1% of our shares. None of our directors or officers has any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in our shares. To the best of our knowledge, any share ownership by all of our directors and officers, in the aggregate, amounts to significantly less than 10% of outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

We have only one class of capital stock and Enersis, our controlling shareholder, has no different voting rights than our other shareholders. As of April 28, 2015 our 8,201,754,580 shares of common stock outstanding were held by 16,445 stockholders of record. There were three record holders of our ADSs, as of such date.

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

On October 23, 2014 Endesa Spain sold its direct and indirect ownership interest in shares of Enersis to a wholly-owned Spanish subsidiary of Enel. As a result, Enel now owns 60.6% of Enersis through Enel Latinoamérica (40.3%) and Enel Iberoamérica (20.3%), as described further below.

As of April 28, 2015 Enersis owned 60.0% of our shares. Chilean private pension funds (AFPs), owned 15.6% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 14.5% of our equity. ADS holders owned 3.5% of the equity. The remaining 6.4% was held by 16,263 minority shareholders.

The following table sets forth information concerning ownership of our common stock as of April 28, 2015, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding

Enersis	4,919,488,794	60.0%

Enersis is a company primarily engaged, through its subsidiaries and related companies, in the generation and distribution of electricity in Chile, Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil. Enersis is controlled by Enel Iberoamérica, a Spanish company which beneficially owns 60.6% of Enersis’ outstanding capital stock.

Since June 25, 2009, Enel has been our ultimate parent company, by virtue of its beneficial shareholding of 60.6% of Enersis. Enel continues to be our final controller and such control will be exercised through Enersis. Enel, an Italian generation and distribution company which is publicly traded on the Milan Stock Exchange, is primarily engaged in the energy sector, with a presence in 32 countries worldwide, and approximately 95 GW of net installed capacity. It provides service to more than 61 million customers through its electricity and gas businesses.

B.	Related Party Transactions.

Article 146 of Law 18,046 (the “Chilean Companies Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement and approval of the transaction by the board (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions”, pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meetings held on December 17, 2009 and April 23, 2010, our Board of Directors approved a related-party transaction policy (política de habitualidad) effective as of January 1, 2010. This policy was amended by our Board of Directors at the board meeting held on April 25, 2012. This policy is available on our website.

If a transaction is not in compliance with Article 146, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and reparation for damages. We believe that we have complied with the requirements of Article 146 in all transactions with related parties.

Our largest electricity distribution customer is Chilectra, a subsidiary of Enersis. The terms of our contracts with Chilectra are regulated in accordance with the Chilean Electricity Law.

It is our policy that all of our and our Chilean subsidiaries cash inflows and outflows are managed through our centralized cash management policy in coordination with Enersis. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are carried out through either short-term loans or through structured inter-company loans. These transactions are carried out through either short-term or structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s length basis. Our centralized cash management is more efficient for both financial and tax reasons. All of these transactions are subject to the supervision of our Directors’ Committee. As of December 31, 2014, these transactions were priced at TIP (a Chilean variable interest rate) plus 0.05% per month.

In other countries in which we do business, these inter-company transactions are permitted, but they have adverse tax consequences. Accordingly, we do not manage the cash flows of our non-Chilean subsidiaries.

We have received structured loans from our related parties in Chile, primarily to satisfy working capital needs. As of December 31, 2014, the outstanding net balance for such loans was Ch$ 173 billion (of which Ch$ 132 billion or US$ 218 million was denominated in US$), at a weighted average interest rate of 1.4% annually. The largest amounts outstanding during 2014 and 2013 were Ch$ 280 billion and Ch$ 329 billion, respectively.

During the three-year period ended December 31, 2014, we granted only one loan to a foreign subsidiary, Costanera, at a spread of 6.0% over LIBOR. This loan ended in November 2013, because it was contributed to Costanera in connection with its capital increase.

During 2014, we obtained two structured loans from Enersis, primarily to finance projects. As of December 31, 2014, the outstanding net balance for such loans was Ch$ 61 billion composed of a Ch$ 29 billion loan with a fixed interest rate of 4.97% and a second loan for Ch$ 32 billion, denominated in U.S. dollars (US$ 52 million), at a fixed interest rate of 0.95%.

As of the date of this Report, the transactions described above have not experienced material changes. For more information regarding transactions with related parties, refer to Note 8 of the Notes to our consolidated financial statements.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2014 on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 34.3 of the Notes to our consolidated financial statements. In relation to the legal proceedings reported in the Notes to our consolidated financial statements, we use the criteria of disclosing lawsuits above a minimum threshold of US$ 25 million of potential impact to us, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, accrued in the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. In the meeting held on April 22, 2014, the OSM agreed to distribute a definitive dividend of Ch$ 176,963,389,500 equivalent to Ch$ 21.57628 per share accrued in fiscal year 2013. This corresponds to a payout ratio of 50%, based on annual net income before negative goodwill amortization. On January 31, 2014, an interim dividend of Ch$ 3.87772 per share was paid as part of the definitive dividend, with the remainder of Ch$ 145,159,259,700 equivalent to Ch$17.698562 paid on May 15, 2014. As agreed at a meeting held on February 26, 2015, the Board of Directors will propose the payment of a definitive dividend of Ch$ 20.395415 per share, accrued in fiscal year 2014, equal to a payout ratio of 50%, based on annual net income before negative goodwill amortization at the April 27, 2015 OSM. On November 27, 2014, the Board of Directors agreed to distribute an interim dividend of Ch$ 3.4404636 per share on January 30, 2015, accrued in fiscal year 2014. The aforementioned interim dividend will be deducted from the definitive dividend to be paid on May 25, 2015. The payment of dividends for fiscal year 2014 is based on the net income filed with the SVS. For further details, see “Item 3. Key Information — A. Selected Financial Data.”

In accordance with our current dividend policy, the interim dividend corresponds to 15% of liquid net income as of September 30, 2014. The Board of Directors will propose a definitive dividend payout equal to 50% of the annual net income for fiscal year 2015. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on actual 2015 net income. The proposed dividend policy is subject to the Board of Director’s prerogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

The payments of dividend are subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria, and other contractual restrictions such as the non-default on credit agreements. For example, Costanera and El Chocón may not pay dividends unless they comply with certain financial covenants. However, these legal restrictions are not currently affecting our ability or any of our subsidiaries to pay dividends. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on our debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate. There are currently no material currency controls which prohibit us from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

We pay dividends to shareholders of record as of midnight of the fifth business day prior to the payment date. Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share dividend amounts distributed by us in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 30 shares of common stock) in U.S. dollars. See “Item 10. Additional Information — D. Exchange Controls.”

	Dividends distributed(1)
Year	Nominal Ch$ per Share	US$ per ADS (2)
2014	21.58	1.07
2013	14.29	0.82
2012	27.24	1.70
2011	32.53	1.88
2010	17.53	1.12

(1)	This chart details dividends actually paid in any given year, and not the dividends accrued in that year. These dividends may have been accrued during the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.
(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate as of December 31 of each year. One ADS = 30 shares of common stock.

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

	Santiago Stock Exchange(1)		U.S. Stock Exchanges(2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low

2015
March	947.00	896.13	45.79	42.51
February	939.95	900.00	47.05	42.83
January	960.01	895.00	45.95	42.34

2014	948.00	698.09	48.22	37.63
December	933.60	853.00	46.51	41.21
November	930.46	885.00	47.05	44.25
October	901.00	829.00	47.18	42.29
September	948.00	865.56	48.22	43.12
4th Quarter	933.60	829.00	47.18	41.21
3rd Quarter	948.00	825.99	48.22	43.12
2nd Quarter	840.00	789.99	45.76	41.61
1st Quarter	800.00	698.09	44.43	37.63

2013	854.00	663.04	54.02	38.26
4th Quarter	798.00	702.70	47.67	41.64
3rd Quarter	775.60	663.04	45.58	38.26
2nd Quarter	854.00	685.00	54.02	40.11
1st Quarter	839.99	767.25	53.43	48.76

2012	899.00	710.00	55.96	44.05
4th Quarter	785.00	710.00	49.89	44.53
3rd Quarter	888.90	747.90	54.31	47.43
2nd Quarter	899.00	790.90	55.96	46.50
1st Quarter	884.90	740.00	54.91	44.05

2011	908.00	700.01	58.23	39.28

2010	948.00	774.00	58.42	42.47

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSENET. Our ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 30 shares of common stock.

On the last trading day in 2014, our common stock closed at Ch$ 921.50 per share on the Santiago Stock Exchange and the ADS closed at US$ 44.74 on the NYSE.

On March 31, 2015, our common stock closed at Ch$ 933.46 per share on the Santiago Stock Exchange and the ADS closed at US$ 45.05 on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 48 shares as of the date of this Report. As of December 31, 2014, 230 companies had shares listed on the Santiago Stock Exchange. For the year ended 2014, the Santiago Stock Exchange accounted for 87.8% of our total equity traded in Chile and amounted to 972,847,331 shares. In addition, approximately 12.14% of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.01% was traded on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. during daylight savings time (usually from November to March), which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:00 a.m. to 5:00 p.m. during daylight savings time, on each business day. During local standard time, electronic auctions may be conducted four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m. During daylight savings time there is an additional electronic auction at 4:30 p.m. More than 99% of the auctions and transactions take place electronically.

There are two share price indexes on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 (Ch$ 246 million as of December 31, 2014, equivalent to US$ 0.41 million) and a free float representing at least 5% of the capital. The IPSA is calculated using the prices of the 40 shares with highest amounts traded on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. We have been included in the IPSA since the beginning of our privatization process in 1987.

Shares of our common stock have traded in the United States in the form of ADSs on the NYSE and Over the Counter (“OTC”) since 1994 under the ticker symbol “EOC”. Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under the Amended and Restated Deposit Agreement dated as of September 30, 2010, among us, Citibank, N.A. as Depositary, and the holders and beneficial owners from time to time of ADRs issued thereunder. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of March 31, 2015, ADRs evidencing 11,352,963 ADSs (equivalent to 340,588,890 shares of common stock) were outstanding, representing 3.45% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other exchanges during 2014 amounted to approximately 743 million ADSs, which in turn was equivalent to US$ 1,082 million.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist brokers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”) to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

Our shares were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (“Latibex”) as of December 2001, under the ticker symbol “XEOC”. Until April 2011, a trading unit represented 30 shares of common stock (the same unit conversion of 30:1 as an ADS), but since May 2011 the equivalence changed to a 1:1 ratio. Santander Investment S.A. acts as the liaison entity, and Banco Santander-Chile as the Depositary Bank in Chile. Trading volume of our shares on the Latibex during 2014 amounted to approximately 2.5 million units, which in turn was equivalent to € 2.7 million. The stock closed at € 1.27 on the last 2014 trading day.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2014:

	Endesa Chile
	Number of common shares traded	Percent
Market
Chile(1)	1,107,341,692	59.8%
United States (One ADS = 30 shares of common stock)(2)	743,210,940	40.1%
Spain(3)	2,526,876	0.1%

Total	1,853,079,508	100%

(1)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(2)	Includes the New York Stock Exchange and over-the-counter trading.
(3)	Latibex.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our bylaws.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (Estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States, and by Law 18,046 (the Chilean Companies Act). In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 123 million as of December 31, 2014) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance (SVS) under Securities Market Law No18,045, and the Chilean Companies Act. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committee, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were constituted by public deed issued on December 1, 1943 by the Santiago Notary Public Mr. Luciano Hiriart C. Our existence and bylaws were approved by Decree No. 97 of the Ministry of Finance on January 3, 1944. An excerpt of the bylaws was registered on page 61, and the Decree was registered on page 65 in the Commercial Registrar (“Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago”), on January 17, 1944. We are registered with the SVS under the entry number 0114. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-13240.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on, or are conditioned in whole or in part on the price of such shares, must be reported to the SVS and the Chilean stock exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS. Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•	any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•	any direct or indirect acquisition or sale of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock company.

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

Board of Directors

Our Board of Directors consists of nine members who are appointed by shareholders at the OSM and are elected for a three year term, at the end of which they will be re-elected or replaced.

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

The compensation of the directors is set annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Companies Act.

Certain Powers of the Board of Directors

Our bylaws provide that every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or with our related parties, must be previously approved by two thirds of the Board of Directors and be included in the Board meetings, and must comply with the provisions of the Chilean Companies Act.

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

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, our capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability for capital calls by us.

Under Chilean law, the rights of our stockholders may only be modified by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if the subscriber has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for shares for which the subscriber has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The chief executive officer or the person replacing him will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes (by two thirds of the voting shares) a reduction of the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

As of December 31, 2014, our subscribed and fully paid capital totaled Ch$ 1,332 billion and consisted of 8,201,754,580 shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. The last OSM was held on April 22, 2014. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the SVS. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

The OSM shall be held on the day stated in the notice and should remain in session until having exhausted all the matters stated in the notice. However, once constituted, upon the proposal of the chairman or shareholders representing at least 10% of the shares with voting rights, the majority of the shareholders present may agree to suspend it and to continue it within the same day and place, with no new constitution of the meeting or qualification of powers being necessary, recorded in one set of minutes. Only those shareholders who were present or represented may attend the recommencement of the meeting with voting rights.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45-days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting. An ESM must be called to take the following actions:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Companies Act, a merger or split-up of the company;

•	an amendment to the term of duration or early dissolution of the company;

•	a change in the company’s domicile;

•	a decrease of corporate capital;

•	an approval of capital contributions in kind and non-monetary assessments;

•	a modification of the authority reserved to shareholders or limitations on the Board of Directors;

•	a reduction in the number of members of the Board of Directors;

•	a disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage;

•	the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controller;

•	the form of distributing corporate benefits;

•	issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the Board of Directors is deemed sufficient;

•	the purchase of the company’s own shares;

•	other actions established by the bylaws or the laws;

•	certain remedies for the nullification of the company’s bylaws;

•	inclusion in the bylaws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders; and

•	approval or ratification of acts or contracts with related parties.

Regardless of the quorum present, the vote required for any of the actions above is at least two-thirds of the outstanding shares with voting rights.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.endesa.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Companies Regulation (“Reglamento de Sociedades Anónimas”), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

•	make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30-days after its ending; or

•	make comments and proposals on matters that the board submits for the knowledge or voting of the shareholders. The board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10-days prior to the date of dispatch of the information by the company. The shareholders should present their comments and proposals to the company, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be. The observations referred to in this Article may be made separately by each shareholder holding 10% or more of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

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

Only shareholders registered as such with us, as of 11:59 p.m. on the fifth business day prior to the date of a meeting, are entitled to attend and vote their shares. A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf. Proxies for such representation shall be given for all the shares held by the owner. The proxy may contain specific instructions to approve, reject, or abstain with respect to any of the matters submitted for voting at the meeting and which were included in the notice. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

There are no limitations imposed by Chilean law or our bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to us when preparing financial statements to be submitted to the SVS), unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, or in our shares, or in shares of publicly held corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30-days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer Fire Department.

In the event of our liquidation, the shareholders would participate in the assets available in proportion to the number of paid-in shares held by them, after payment to all creditors.

Approval of Financial Statements

The Board of Directors is required to submit our consolidated financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60-days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period. Our shareholders have never rejected the financial statements presented by the Board of Directors.

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

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30-days following the shareholders’ meeting. Shareholders present or represented at the meeting and who abstain in exercising their voting rights shall not be considered as dissenting. The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company. The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges, is the greater of (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

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

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Companies Act;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater than such percentage;

•	the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the company, as well as any disposition of its shares that results in the parent company losing its position of controller;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient);

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate bylaws; and

•	such other causes as may be established by the law or by the company’s bylaws.

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions than other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. We have been a Title XII Company since 1987 and we are approved by the Risk Classification Committee.

Title XII companies are required to have bylaws that limit the ownership of any shareholder to a specified maximum percentage, require that certain actions be taken only at a meeting of the shareholders, and give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by us are registered with an administrative agent named DCV Registros S.A. This entity is also responsible for our shareholders registry. In case of jointly-owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with us.

C.	Material Contracts.

None.

D.	Exchange Controls.

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

In connection with our initial public offering of ADS in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank of Chile and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (“Chapter XXVI”), which governed the issuance of ADS by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to ADSs could be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments needed to be remitted through the Formal Exchange Market.

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADSs by non-residents of Chile are now governed instead by Chapter XIV of the Compendium. This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile. As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured. However, because our Foreign Investment Contract was entered into pursuant to Chapter XXVI, the terms of Chapter XXVI still apply. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to U.S. dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). However, foreign investors who have not deposited the shares of common stock into our ADS facility will not have the benefits of our Foreign Investment Contract with the Central Bank of Chile but instead will be subject to the normal foreign investment rules.

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

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as Withdrawn Shares) access to the Formal Exchange Market to convert pesos into U.S. dollars (and to remit such U.S. dollars outside of Chile), including amounts received as:

•	cash dividends;

•	proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean stock exchange;

•	proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock;

•	proceeds from our liquidation, merger or consolidation; and

•	other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADS or Withdrawn Shares.

Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs had the right to redeposit such shares in exchange for ADRs, provided that certain conditions relating to redeposit were satisfied.

Chapter XXVI stated that access to the Formal Exchange Market in connection with dividend payments was conditioned upon certification by us to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also stated that the access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon was conditioned upon receipt by the Central Bank of Chile of certification by the Depositary (or the Custodian on its behalf) that such shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares were redeposited.

The Foreign Investment Contract states that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same day and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire U.S. dollars, provided that the applicable request is presented to the Central Bank of Chile within seven banking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected, that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Such access requires approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile. The Foreign Investment Contract states that if the Central Bank of Chile has not acted on such request within seven banking days, the request will be deemed approved.

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

The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

As used in this Report, the term “foreign holder” means either:

•	in the case of an individual holder, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•	in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: The following taxation of cash dividends and property distributions applies until 2016. Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company. As described in the example below, the amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax paid by the issuer), and then subtracting as a credit such correlative Chilean corporate income tax paid by the issuer. For years 2004 through 2010, the Chilean corporate income tax rate was 17%; for 2011 and until 2014 the rate was 20%. In September 2014, a tax reform was enacted (Law 20,780), which, among other topics, progressively increased the corporate income tax (“CIT”). The CIT rate will be adjusted as follows: in 2014 it increased from 20% to 21%; in 2015 it increases to 22.5%; in 2016 it increases to 24%; in 2017, depending on which of the two new alternative systems enacted as part of the 2014 tax reform (discussed below) is chosen, the rate increases to 25% for companies electing the accrued income basis and 25.5% for companies electing the cash basis for shareholders and in 2018 and after it increases to 25% for companies electing the accrued income basis and 27% for companies electing the cash basis for shareholders.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 21% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 21% x Line 1	21.0
3	Net distributable income: Line 1 — Line 2	79.0
4	Dividend distributed (50% of net distributable income): 50% of Line 3	39.5
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	10.5
7	Net withholding tax : Line 5 + Line 6	(7.0)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	18%

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the rates prevailing until 2014, the Effective Dividend Withholding Rate is

(35%-21%) / (100%-21%) = 18.0%

Dividends are generally assumed to have been paid out of our oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by us. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 17 of the Notes to our consolidated financial statements.

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

Exceptions: Despite the aforementioned general rule, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution. The most common special cases are briefly described below:

1) Circumstances where there is no CIT credit against the Chilean withholding tax: These cases are when: (i) profits paid as dividends (following the seniority rule indicated above) exceed a company’s taxable income (such dividend distributions in excess of a company’s taxable income determined as of December 31 of the distribution’s year will be subject to the Chilean withholding tax rate of 35%, without the CIT credit; in relation to the provisional withholding rule applicable on the date of the dividend payment, please see number 3 below); or (ii) the income was not subject to CIT due to an exemption of the Chilean corporate income tax, in which case the foreign holder will be also subject to the Chilean withholding tax rate of 35% without the CIT credit.

2) Circumstances where dividends have been imputed to income exempted from all the Chilean income taxes: In these cases, dividends distributed by a company to the foreign holder will not be subject to Chilean withholding tax. Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3) Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 21% Chilean CIT credit is applicable. This provisional 21% Chilean corporate income tax credit granted must be confirmed with the information of a company’s taxable income as of December 31 of the year in which the dividend was paid. A company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

4) Circumstances when it is possible to use certain credits in Chile against income taxes paid abroad, or “foreign tax credit”: This occurs when dividends distributed by the Chilean company have income generated by companies domiciled in third countries as their source. If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “foreign tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of a Chilean company.

New System in effect starting in 2017

The tax reform released in September 2014 created two alternative mechanisms of shareholder-level income taxation beginning on January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially integrated system in Chile) shareholder taxation. These two alternative mechanisms must be chosen by companies in an ESM with a minimum 2/3 of shares votes. The selection should be made before the end of 2016. Once the election is made, it will remain in effect for five years. If no regime is selected by the taxpayer, the law states that the default mechanism for foreign shareholders will be the cash basis mechanism (the most similar to the current system).

a)	Accrued income basis

Shareholders would be taxed in Chile on income attributed to them as of the end of the tax year in which the income is generated, eliminating the taxable profits fund ledger (“FUT” in its Spanish acronym). These profits would be taxed at the shareholder level whether or not they are distributed. The underlying CIT paid at the entity level may be used by shareholders as a credit to reduce the Chilean shareholder tax. Therefore, the combined total company and shareholder Chilean income tax burden remains at 35%. Future distributions are not subject to taxation.

Taxpayers will be taxed on the income of companies in which they have an interest in the year such income is recognized, regardless of whether actual distributions are made, with the corresponding credit.

Taxation in two stages

•	Company:	25% of accrued profits (using the maximum CIT applicable as of 2018).

•	Shareholder:	35% of accrued profits (whether or not distributions are received, with 100% credit of the CIT paid, resulting in an effective tax rate to the shareholder of 10%).

Total Tax Burden: 35%

Progressive CIT tax rate increase: 21% in 2014, 22.5% in 2015, 24% in 2016 and 25% as of 2017.

Advantages:

•	CIT Rate of 25% vs. 27% for the cash basis.
•	Shareholders are granted 100% credit of taxes paid by a company.

Disadvantages:

•	Shareholders are taxed on undistributed profits.
•	Shareholders of record must pay tax by December 31st (regardless of having received dividends).
•	Complex management for companies.

b)	Cash basis

A company pays CIT on its annual result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the tax paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against and reduces the 35% shareholder-level tax (as opposed to 100% under the current FUT regime and under the accrued income basis). However, if there is a tax treaty in effect with Chile, the CIT is fully creditable against and reduces the 35% shareholder tax.

Taxation in two stages

•	Company:	27% of accrued profits (using the maximum CIT applicable from 2018 and forward).

•	Shareholder:	35% of cash disbursement (65% of CIT tax is creditable against the shareholder level tax, resulting in an effective tax rate to the shareholder of 17.5%. However, if the shareholder is a resident of a country with a tax treaty in effect with Chile, CIT tax is fully creditable, resulting in an effective tax rate to the shareholder of 8%).

Total Tax Burden: 44.45% (35% for residents of countries with tax treaties)

Advantages:

•	Shareholders are only taxed on actual distributions.
•	Shareholders must pay taxes only if they hold the share on the dividend distribution date.

Disadvantages:

•	CIT Rate of 27% vs. 25% for the accrued income basis.
•	Only shareholders residing in countries with a tax treaty are granted full CIT credit (others 65%).

Taxation on sale or exchange of ADSs, outside of Chile

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

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) the general tax regime, with a 21% Chilean corporate income tax and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 21% Chilean corporate income tax as sole tax regime, when all the following circumstances are met: (i) the sale is made between unrelated parties, (ii) the sale of shares is not a recurrent or habitual activity for the seller and (iii) at least one year has elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes and to the extent we issue any rights or ADS rights, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a nontaxable event. In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

Any gain on the sale, exchange or transfer of any ADS rights by a foreign holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Currently, there are no rights that are outstanding.

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

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a “straddle” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

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

This discussion assumes, and we believe, that we are not, and we will not become, a passive foreign investment company, as described below.

Beneficial owners should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two regimes we elect to adopt. See “— Chilean Tax Considerations — Taxation of shares and ADSs — Taxation of Cash Dividends and Property Distributions” above.

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

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of the beneficial owner’s, or in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “— Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions” above) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult the beneficial owner’s tax advisor regarding the availability of foreign tax credits in the beneficial owner’s particular circumstances. Instead of claiming a credit, a beneficial owner may, at the beneficial owner’s election, deduct such Chilean taxes in computing the beneficial owner’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “— Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against the beneficial owner’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2014 taxable year and do not expect to be or become one for our 2015 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability and may entitle the beneficial owner to a refund, provided that the required information is furnished in a timely fashion to the Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions. A beneficial owner should consult the beneficial owner’s tax advisor regarding the possible application of this legislation in the beneficial owner’s particular circumstances.

Beneficial owners should consult their tax advisors with respect to the particular consequences to them of receiving, owning or disposing of shares or ADSs.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains electronically filed information, which can be accessed at http://www.sec.gov.

I.	Subsidiary information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates. These risks are monitored and managed by us in coordination with Enersis, our parent company. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. Natural gas is used in some of our power plants in South America. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas at market prices prevailing at the time the purchase occurs. As of December 31, 2014, 2013 and 2012, we did not hold contracts classified as derivative financial instruments or financial instruments related to natural gas. However, during 2014, we entered into contracts classified as derivative commodity instruments related to natural gas (17.1 million MBTU) for the period between January and December 2014. As of December 31, 2014, we held contracts classified as a derivative commodity instruments related to natural gas (350,000 MBTU).

In the countries where we operate using coal and diesel oil, the dispatch mechanism allows the thermal power plants to cover their operational costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to the sale contract prices according to indexing formulas but only to the extent possible in our different markets. Due to the continuing drought in Chile and the price volatility of coal and petroleum, we hedged this risk with commodity instruments available in international markets. During 2014, we entered into contracts classified as derivative commodity instruments related to petroleum-based liquid fuel (3.3 million BBL), for the period between January and December 2014. As of December 31, 2014, 2013 and 2012, we did not hold any contracts classified as either derivative financial instruments or financial instruments related either to coal or petroleum-based liquid fuel. As of December 31, 2014, we held contracts classified as a derivative commodity instruments related to petroleum-based liquid fuel (266,000 BBL).

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2014, we did not hold electricity price-sensitive instruments.

We are continually analyzing ways to hedge commodity price risk, like adjusting commodity indexed price formulas for new Power Purchase Agreements (“PPAs”) according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

The recorded values of our debt as of December 31, 2014, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
As of December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(1)
	(in millions of Ch$)
Fixed Rate
Ch$/UF	29,178	—	—	—	—	—	29,178	29,178
Weighted average interest rate	4.8%	—	—	—	—	—	4.8%	—
US$	162,062	15,357	3,324	9,500	7,876	481,621	679,741	923,905
Weighted average interest rate	6.9%	5.6%	4.1%	5.4%	6.3%	5.6%	5.9%	—
Other currencies(2)	3,366	3,028	184	—	5,075	191,924	203,577	310,244
Weighted average interest rate	30.7%	31.8%	31.9%	—	6.3%	10.1%	10.7%	—

Total fixed rate	194,607	18,385	3,508	9,500	12,951	673,545	912,496	1,263,327
Weighted average interest rate	7.0%	9.9%	5.6%	5.4%	6.3%	6.9%	6.9%	—

Variable Rate
Ch$/UF	5,122	5,122	5,122	5,122	16,317	282,361	319,167	515,939
Weighted average interest rate	11.9%	11.9%	11.9%	11.9%	10.6%	10.4%	10.5%	—
US$	31,510	47,041	30,140	15,235	—	—	123,928	150,258
Weighted average interest rate	8.6%	2.2%	2.7%	3.8%	—	—	4.1%	—
Other currencies(2)	71,008	16,277	55,322	65,651	102,128	446,549	756,934	989,165
Weighted average interest rate	10.8%	12.1%	8.8%	8.5%	7.8%	7.2%	8.0%	—

Total variable rate	107,641	68,440	90,585	86,009	118,444	728,910	1,200,029	1,655,363
Weighted average interest rate	10.2%	5.3%	6.9%	7.9%	8.2%	8.4%	8.2%	—

Total	302,247	86,826	94,093	95,509	131,595	1,402,455	2,112,525	2,918,690

(1)	As of December 31, 2014, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

The recorded values of our debt as of December 31, 2013, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
	(in millions of Ch$)
Fixed Rate
Ch$/UF	194,115	—	—	—	—	—	194,115	194,115
Weighted average interest rate	6.2%	—	—	—	—	—	6.2%	—
US$	83,080	110,386	11,846	1,442	6,782	192,049	405,585	507,935
Weighted average interest rate	7.3%	8.9%	6.2%	6.5%	6.3%	7.9%	8.0%	—
Other currencies(2)	51,568	—	—	—	—	209,979	261,548	355,705
Weighted average interest rate	11.7%	—	—	—	—	10.0%	10.3%	—

Total fixed rate	328,764	110,386	11,846	1,442	6,782	402,028	861,248	1,057,755
Weighted average interest rate	7.4%	8.9%	6.2%	6.5%	6.3%	9.0%	8.3%	—

Variable Rate
Ch$/UF	7,541	7,756	6,420	4,848	4,848	282,698	314,113	390,101
Weighted average interest rate	10.1%	10.2%	9.5%	8.3%	8.3%	7.0%	7.2%	—
US$	125,620	17,281	20,913	26,060	13,173	—	203,047	202,707
Weighted average interest rate	2.5%	3.3%	2.9%	2.7%	3.9%	—	2.7%	—
Other currencies(2)	18,892	74,847	10,067	57,357	70,481	428,403	660,047	739,563
Weighted average interest rate	11.6%	8.4%	16.9%	6.4%	7.6%	6.4%	7.1%	—

Total variable rate	152,054	99,884	37,400	88,266	88,502	711,101	1,177,206	1,332,441
Weighted average interest rate	4.0%	7.6%	7.8%	5.5%	7.1%	6.6%	6.4%	—

Total	480,817	210,270	49,246	89,708	95,284	1,113,130	2,038,454	2,390,196

(1)	As of December 31, 2013, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(2)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.

Interest Rate Risk

At December 31, 2014 and 2013, 33% and 29%, respectively, of our outstanding net debt obligations were subject to variable interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2014, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our interest rate risk exposure were as follows:

	Expected Maturity Date
As of December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Variable to fixed rates	—	—	26,700	—	—	—	26,700	(581)
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	—	—	26,700	—	—	—	26,700	(581)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2013, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge for our interest rate risk exposure were as follows:

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Variable to fixed rates	104,922	—	—	28,300	—	—	133,222	2,101
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	104,922	—	—	28,300	—	—	133,222	2,101

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2013, which was Ch$ 524.61 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

We are exposed to foreign currency risk arising from debt denominated in U.S. dollars, Chilean pesos and other currencies. Some of our subsidiaries have a natural hedge between their revenues and the currency of their debt. For example, in the case of our Colombian subsidiaries, their revenues as well as their debts are linked to the Colombian peso. In some other cases, we do not have this natural hedge, and therefore, we try to manage this exposure with currency derivatives, such as U.S. dollar/UF exchange and U.S. dollar/local currency derivatives. However, this is not always possible due to market conditions. It is the case, for example, of Costanera in Argentina which its revenues are linked to the Argentine peso, and a substantial part of its debt is denominated in U.S. dollars, with no possibility of hedging this debt under reasonable conditions. Argentine debt denominated in U.S. dollars amounted to Ch$43.9 billion as of December 31, 2014.

Our corporate currency risk policy has been in effect since 2004. This policy seeks to hedge the operating income of each country that is indexed to the U.S. dollar with liabilities in the same currency.

As of December 31, 2014, the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk were as follows:

	Expected Maturity Date
As of December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	—	—	260,451	—	260,451	(24,639)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
US$ to other currencies(3)	—	—	—	—	—	—	—	—
Other currencies to US$(4)	—	—	—	—	—	—	—	—

Total	—	—	—	—	260,451	—	260,451	(24,639)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.
(4)	Include a Peruvian soles to US$ hedge of Edegel (Chinango).

By comparison, as of December 31, 2013 the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge for our interest rate risk were as follows:

	Expected Maturity Date
As of December 31,	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	207,560	—	—	—	—	—	207,560	20,865
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	25,619	—	—	—	—	—	25,619	362
US$ to other currencies(3)	—	—	—	—	—	—	—	—
Other currencies to US$(4)	4,605	—	—	—	—	—	4,605	121

Total	237,784	—	—	—	—	—	237,784	21,348

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2013, which was Ch$ 524.61 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Euro, Brazilian real, Colombian peso, Argentine peso and Peruvian Nuevo Sol.
(4)	Include a Peruvian soles to US$ hedge of Edegel (Chinango).

(d).	Safe Harbor

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

Depositary Fees and Charges

Our ADS program’s depository is Citibank, N.A. Under the terms of the deposit agreement, an ADS holder may have to pay the following service fees to the depositary:

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

Depositary Payments for Fiscal Year 2014

The depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2014, the depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of approximately US$ 277,000 (after applicable U.S. taxes).

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13 (a)-15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2014.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS, as issued by the IASB.

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

During the first half of 2014, GasAtacama Holding and its subsidiaries, including GasAtacama, became part of our consolidated subsidiaries as a result of the acquisition made by us on April 22, 2014of an additional 50% interest in GasAtacama Holding. GasAtacama Holding, on a consolidated basis, represents 5.7% of our total assets and 4.1% of our total revenues as reported in our consolidated financial statements for the year ended December 31, 2014.

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2014. The assessment, which excluded the internal controls over financial reporting at GasAtacama Holding and its subsidiaries, was based on criteria established in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the assessment, our management has concluded that as of December 31, 2014, our internal control over financial reporting was effective.

(c) Attestation Report

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2014. Their attestation report appears on page F-3.

(d) Changes in internal control

During the first half of 2014, GasAtacama Holding and its subsidiaries, including GasAtacama, became part of our consolidated subsidiaries as a result of the acquisition made by us on April 22, 2014 of an additional 50% interest in GasAtacama Holding. GasAtacama Holding, on a consolidated basis, represents 5.7% of our total assets and 4.1% of our total revenues as reported in our consolidated financial statements for the year ended December 31, 2014.

In this acquisition, the companies Inversiones GasAtacama Holding Ltda., GasAtacama S.A., GasAtacama Chile S.A., Gasoducto TalTal S.A., Progas S.A., Gasoducto Atacama Argentina S.A., Atacama Finance Co., GNL Norte S.A. and Energex Co. became our subsidiaries. GasAtacama Holding has been included in the scope of the internal control model for financial reporting, and its processes and controls will be included and certified beginning in 2015.

There are no additional changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 under the Exchange Act that occurred during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.	Reserved

Item 16A. Audit Committee Financial Expert

As of December 31, 2014, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Enrique Cibié, as determined by the Board of Directors. Mr. Cibié is an independent member of the Directors’ Committee, pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.	Code of Ethics

Our standards of ethical conduct are governed by means of the following five corporate rulings or policies: the Charter Governing Executives (“Estatuto del Directivo”), the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors in July 2003 and is applicable to all executives contractually related to us or our controlled subsidiaries in which we are the majority shareholder, both in Chile and abroad, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The objective of this set of rules is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within our vision, mission and values. Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

The Manual, adopted by our Board of Directors in May 2008 and amended in February 2010, addresses the following issues: applicable standards and blackout periods in connection with the transactions of our securities or those of our affiliates by directors, management, principal executives, employees and other related parties; mechanisms for the continuous release of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the corporate governance rules described above, our Board approved the Code of Ethics and the ZTAC Plan in its meeting held on June 24, 2010. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribery, preferential treatment, and other similar acts.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Empresa Nacional de Electricidad S.A.

Attention: Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

During fiscal year 2014, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2014.

Item 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as their other member firms and their affiliates, by type of services for the periods indicated.

Services	2014	2013
	(in millions of Ch$)
Audit fees	709.98	593.51
Audit-related fees(1)	74.07	—
Tax fees	—	—
All other fees(2)	63.15	—

Total	847.20	593.51

(1)	Pertains to audits related to the Yankee Bond we issued totaling Ch$ 74.0 million.
(2)	During 2014, all other fees were incurred due to the implementation of an administrative restructuring project named Concentra in Colombia in the amount of Ch$ 63.15 million.

All of the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

Directors’ Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint their own external auditors.

The Directors’ Committee (which performs the functions of the Audit Committee), acting through the CFO, manages appointment proposals, reviews engagement letters, negotiates fees, ensures quality control in respect of the services provided, reviews and controls independence issues, and other related matters.

The Directors’ Committee has a pre-approval policy regarding the contracting of our external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to us.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the CFO, are submitted to the Directors’ Committee for approval or rejection.

The pre-approval policy established by the Directors’ Committee for non-audit services and audit-related fees is as follows:

•	The business unit that has requested the service and the audit firm expected to perform the service must request that the CFO review the nature of the service to be provided.

•	The CFO then analyzes the request and requires the selected audit firm to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the Directors’ Committee for approval or denial.

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

Neither we nor any affiliated purchaser acquired any of our shares during 2014.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management and Employees —C. Board Practices”.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

None.

Item 18.	Financial Statements

Endesa Chile and Subsidiaries

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.	Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended. (*)
8.1	List of Principal Subsidiaries as of December 31, 2014.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1	Consent of KPMG Auditores Consultores Ltda., an independent registered public accounting firm (Empresa Nacional de Electricidad S.A.).
23.2	Consent of Ernst & Young Audit S.A.S., an independent registered public accounting firm (Emgesa S.A. ESP).
23.3	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global, an independent registered public accounting firm (Endesa Argentina S.A.)
23.4	Consent of Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm (Enel Brasil S.A.).

(*)	Incorporated by reference to Endesa Chile’s Form 20-F for the year ended December 31, 2009.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Endesa Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:	/s/ Valter Moro
Name:	Valter Moro
Title:	Chief Executive Officer

Date: April 30, 2015

Endesa Chile and Subsidiaries

Audited Consolidated Financial Statements as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 together with the Report of Independent Registered Public Accounting Firms

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 34.13 percent and 36.12 percent of the Company’s consolidated total assets as of December 31, 2014 and 2013, respectively, and total revenues constituting 36.74 percent, 36.26 percent and 38.27 percent of the Company’s consolidated total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, we did not audit the financial statements of Enel Brasil S.A. (formerly Endesa Brasil S.A.) (a 38.64 percent owner investee company). The Company’s investment in Enel Brasil S.A. (formerly Endesa Brasil S.A.) as of December 31, 2014 and 2013 was ThCh$ 538,876,929 and ThCh$ 543,713,349, respectively, and its equity in earnings was ThCh$62,181,301, ThCh$94,402,624 and ThCh$107,503,620 for the years ended December 31, 2014, 2013 and 2012, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2015, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
April 30, 2015

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited the internal control over financial reporting of Endesa-Chile as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Endesa-Chile’s internal control over financial reporting based on our audit.

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

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Endesa-Chile acquired a controlling interest in Inversiones GasAtacama Holdings Limitada (GasAtacama) during 2014, and management excluded from its assessment of the effectiveness of Endesa-Chile’s internal control over financial reporting as of December 31, 2014, GasAtacama’s internal control over financial reporting associated with total assets of ThCh$414,169,914 and total revenues of ThCh$113.630.908 included in the consolidated financial statements of Endesa-Chile and subsidiaries as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of Endesa-Chile also excluded an evaluation of the internal control over financial reporting of GasAtacama.

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated the statements of financial position of Endesa-Chile and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated April 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
April 30, 2015

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the accompanying consolidated balance sheet of Emgesa S.A. E.S.P. and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of income, shareholders’ equity and cash flows for the four-month period ended December 31, 2014 and eight-month period ended August 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emgesa S.A. E.S.P. and subsidiaries as of December 31, 2014, and the consolidated results of their operations and their cash flows for the four-month period ended December 31, 2014 and eight-month period ended August 31, 2014, in conformity with accounting principles generally accepted in Colombia.

/s/ Ernst & Young Audit S.A.S.
Ernst & Young Audit S.A.S.
Bogotá, Colombia
January 27, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the accompanying consolidated balance sheet of Emgesa S.A. E.S.P. and subsidiaries (the “Company”) as of December 31 2013 and 2012, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emgesa S.A. E.S.P. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Colombia.

/s/ Ernst & Young
Ernst & Young Audit S.A.S.
Bogotá, Colombia
February 17, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Buenos Aires City, Argentine Republic.

April 20, 2015

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L Member of Ernst & Young Global

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

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Enel Brasil S.A.

(Formerly known as Endesa Brasil S.A.)

We have audited the accompanying consolidated statements of financial position of Enel Brasil S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enel Brasil S.A. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Márcio F. Ostwald

Partner

Rio de Janeiro, RJ - Brazil

April 24, 2015

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2014 and 2013

(in thousands of Chilean pesos)

ASSETS	Note	12-31-2014 ThCh$	12-31-2013 ThCh$

CURRENT ASSETS
Cash and cash equivalents	6	336,628,803	323,807,379
Other current financial assets	7	24,850,020	24,136,478
Other current non-financial assets		41,040,138	37,265,346
Trade and other current receivables	8	433,407,008	308,874,999
Current accounts receivable from related companies	9	81,090,930	131,909,802
Inventories	10	65,771,121	46,155,045
Current tax assets	12	47,290,575	93,282,607
Non-current assets or groups of assets for disposal classified as held for sale	11	7,978,963	-

TOTAL CURRENT ASSETS		1,038,057,558	965,431,656

NON-CURRENT ASSETS
Other non-current financial assets	7	7,936,806	4,060,289
Other non-current non-financial assets		2,374,351	54,998
Trade and other non-current receivables	8	141,216,512	131,597,410
Investments accounted for using the equity method	13	581,221,384	760,681,333
Intangible assets other than goodwill	14	52,451,833	56,048,545
Goodwill	15	125,609,898	100,096,198
Property, plant and equipment	16	5,230,428,848	4,692,288,945
Deferred tax assets	17	58,374,709	51,865,462

TOTAL NON-CURRENT ASSETS		6,199,614,341	5,796,693,180

TOTAL ASSETS		7,237,671,899	6,762,124,836

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2014 and 2013

(in thousands of Chilean pesos)

LIABILITIES AND EQUITY	Note	12-31-2014 ThCh$	12-31-2013 ThCh$

CURRENT LIABILITIES
Other current financial liabilities	18	290,758,963	353,733,521
Trade and other current payables	21	692,298,346	447,926,992
Current accounts payable to related companies	9	237,525,246	312,914,164
Other current provisions	22	38,351,988	30,341,160
Current tax liabilities	12	94,392,334	71,383,366
Other current non-financial liabilities		33,920,467	22,092,232
Liabilities associated with groups of assets for disposal classified as held for sale	11	5,490,249	-

TOTAL CURRENT LIABILITIES		1,392,737,593	1,238,391,435

NON-CURRENT LIABILITIES
Other non-current financial liabilities	18	1,825,702,867	1,540,762,609
Other non-current payables	21	3,711,078	-
Other long-term provisions	22	28,853,555	21,006,807
Deferred tax liabilities	17	390,319,963	305,689,520
Non-current provisions for employee benefits	23	43,461,827	40,868,802
Other non-current non-financial liabilities		28,998,675	27,591,673

TOTAL NON-CURRENT LIABILITIES		2,321,047,965	1,935,919,411

TOTAL LIABILITIES		3,713,785,558	3,174,310,846

EQUITY
Issued capital	24	1,331,714,085	1,331,714,085
Retained earnings		2,010,744,273	1,908,211,855
Share premium	24	206,008,557	206,008,557
Other reserves	24	(848,186,431)	(793,966,650)
Equity attributable to Shareholders of Endesa		2,700,280,484	2,651,967,847
Non-controlling interests		823,605,857	935,846,143
TOTAL EQUITY		3,523,886,341	3,587,813,990

TOTAL LIABILITIES AND EQUITY		7,237,671,899	6,762,124,836

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Type

For the years ended December 31, 2014, 2013 and 2012

(in thousands of Chilean pesos)

STATEMENTS OF COMPREHENSIVE INCOME Profit (loss)	Note	2014 ThCh$	2013 ThCh$	2012 ThCh$
Revenues	25	2,364,210,976	1,965,903,869	2,255,145,360
Other operating income	25	82,323,337	61,528,111	65,239,964
Revenues and Other Operating Income		2,446,534,313	2,027,431,980	2,320,385,324

Raw materials and consumables used	26	(1,119,458,199)	(830,873,572)	(1,318,479,928)
Contribution Margin		1,327,076,114	1,196,558,408	1,001,905,396

Other work performed by the entity and capitalized		29,170,488	18,981,922	12,763,186
Employee benefits expense	27	(134,904,835)	(123,449,758)	(102,456,232)
Depreciation and amortization expense	28	(205,141,244)	(189,695,339)	(184,567,997)
Impairment loss recognized in the period’s profit or loss	28	(14,519,312)	(6,458,953)	(11,117,362)
Other expenses	29	(126,360,628)	(113,097,401)	(104,111,190)
Operating Income		875,320,583	782,838,879	612,415,801

Other gains (losses)	30	43,401,445	3,357,139	1,422,458
Financial income	31	95,553,630	18,292,343	14,629,962
Financial costs	31	(136,828,592)	(142,666,776)	(148,468,667)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	13	7,245,829	119,347,183	135,012,994
Foreign currency exchange differences	31	(41,433,028)	(13,756,657)	(12,090,438)
Profit (loss) from indexed assets and liabilities	31	13,926,117	1,001,573	(1,066,291)

Income from continuing operations before taxes		857,185,984	768,413,684	601,855,819
Income tax expense, continuing operations	32	(298,108,704)	(204,907,447)	(182,832,956)
NET INCOME		559,077,280	563,506,237	419,022,863

Net income attributable to
Shareholders of Endesa		276,026,798	353,926,779	234,335,264
Non-controlling interests	24,6	283,050,482	209,579,458	184,687,599
NET INCOME		559,077,280	563,506,237	419,022,863

Basic earnings per share
Basic earnings per share	Ch$ / share	33.65	43.15	28.57
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

Diluted earnings per share
Diluted earnings per share	Ch$ / share	33.65	43.15	28.57
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Type (continued)

For the years ended December 31, 2014, 2013 and 2012

(in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	2014 ThCh$	2013 ThCh$	2012 ThCh$

Net Income		559,077,280	563,506,237	419,022,863

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes

Gains (losses) from defined benefit plans	23	(4,680,070)	(3,618,423)	(4.355.056)

Other comprehensive income that will not be reclassified subsequently to profit or loss		(4,680,070)	(3,618,423)	(4,355,056)

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation gains (losses)		(8,365,502)	(18,023,501)	(126,559,182)
Gains (losses) from available-for-sale financial assets		(6,042)	109	581
Gains (losses) from cash flow hedges		(130,534,462)	(70,970,740)	63.458.260
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		(7,884,692)	(9,985,207)	(11,553,610)
Share of other comprehensive income from associates and joint ventures accounted for using the equity method		11,478,398	10,923,982	158,675

Other comprehensive income that will be reclassified subsequently to profit or loss		(135.312.300)	(88,055,357)	(74,495,276)

Components of other comprehensive income, before taxes		(139,992,370)	(91,673,780)	(78,850,332)
Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		1,929,441	990,340	801,138

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		1,929,441	990,340	801,138

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Income tax related to cash flow hedge		34,120,329	14,235,483	(19,893,304)
Income tax related to available-for-sale financial assets		1,306	(22)	(235)

Income tax related to components of comprehensive income that will be reclassified subsequently to profit or loss		34,121,635	14,235,461	(19,893,539)

Total Other Comprehensive Income		(103,941,294)	(76,447,979)	(97,942,733)

TOTAL COMPREHENSIVE INCOME		455,135,986	487,058,258	321,080,130

Comprehensive income attributable to
Shareholders of Endesa		217,472,247	279,020,022	143,125,464
Non-controlling interests		237,663,739	208,038,236	177,954,666
TOTAL COMPREHENSIVE INCOME		455,135,986	487,058,258	321,080,130

ENDESA CHILE AND SUBSIDIARIES

Statement of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(in thousands of Chilean pesos)

			Changes in Other Reserves
Statements of Changes in Equity	Issued Capital	Share Premium	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Endesa	Non- controlling Interests	Total Equity
Equity at beginning of period 1/1/2014	1,331,714,085	206,008,557	(45,609,591)	(15,595,990)	-	3,716	(732,764,785)	(793,966,650)	1,908,211,855	2,651,967,847	935,846,143	3,587,813,990
Changes in equity
Comprehensive income
Profit (loss)									276,026,798	276,026,798	283,050,482	559,077,280
Other comprehensive income			34,199,721	(101,963,289)	(2,342,125)	(4,736)	11,555,878	(58,554,551)		(58,554,551)	(45,386,743)	(103,941,294)
Comprehensive income										217,472,247	237,663,739	455,135,986
Dividends									(171,152,255)	(171,152,255)	(349,898,166)	(521,050,421)
Increase (decrease) from other changes	-	-	-	-	2,342,125	-	1,992,645	4,334,770	(2,342,125)	1,992,645	(5,859)	1,986,786
Total changes in equity	-	-	34,199,721	(101,963,289)	-	(4,736)	13,548,523	(54,219,781)	102,532,418	48,312,637	(112,240,286)	(63,927,649)
Equity at end of period 12/31/2014	1,331,714,085	206,008,557	(11,409,870)	(117,559,279)	-	(1,020)	(719,216,262)	(848,186,431)	2,010,744,273	2,700,280,484	823,605,857	3,523,886,341

			Changes in Other Reserves
Statements of Changes in Equity	Issued Capital	Share Premium	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Endesa	Non- controlling Interests	Total Equity
Equity at beginning of period 1/1/2013	1,331,714,085	206,008,557	(25,411,914)	47,991,711	-	3,629	(728,439,301)	(705,855,875)	1,709,375,632	2,541,242,399	893,250,930	3,434,493,329
Changes in equity
Comprehensive income
Profit (loss)									353,926,779	353,926,779	209,579,458	563,506,237
Other comprehensive income			(20,197,677)	(63,587,701)	(2,045,448)	87	10,923,982	(74,906,757)		(74,906,757)	(1,541,222)	(76,447,979)
Comprehensive income										279,020,022	208,038,236	487,058,258
Dividends									(153,045,108)	(153,045,108)	-	(153,045,108)
Increase (decrease) from other changes	-	-	-	-	2,045,448	-	(15,249,466)	(13,204,018)	(2,045,448)	(15,249,466)	(165,443,023)	(180,692,489)
Total changes in equity	-	-	(20,197,677)	(63,587,701)	-	87	(4,325,484)	(88,110,775)	198,836,223	110,725,448	42,595,213	153,320,661
Equity at end of period 12/31/2013	1,331,714,085	206,008,557	(45,609,591)	(15,595,990)	-	3,716	(732,764,785)	(793,966,650)	1,908,211,855	2,651,967,847	935,846,143	3,587,813,990

			Changes in Other Reserves
Statements of Changes in Equity	Issued Capital	Share Premium	Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Endesa	Non- controlling Interests	Total Equity
Equity at beginning of period 1/1/2012	1,331,714,085	206,008,557	93,661,622	17,610,043	-	3,283	(727,247,133)	(615,972,185)	1,636,787,540	2,558,537,997	882,460,010	3,440,998,007
Changes in equity
Comprehensive income
Profit (loss)									234,335,264	234,335,264	184,687,599	419,022,863
Other comprehensive income			(119,073,536)	30,381,668	(2,071,797)	346	(446,481)	(91,209,800)		(91,209,800)	(6,732,933)	(97,942,733)
Comprehensive income										143,125,464	177,954,666	321,080,130
Dividends									(159,675,375)	(159,675,375)		(159,675,375)
Increase (decrease) from other changes	-	-	-	-	2,071,797	-	(745,687)	1,326,110	(2,071,797)	(745,687)	(167,163,746)	(167,909,433)
Total changes in equity	-	-	(119,073,536)	30,381,668	-	346	(1,192,168)	(89,883,690)	72,588,092	(17,295,598)	10,790,920	(6,504,678)
Equity at end of period 12/31/2012	1,331,714,085	206,008,557	(25,411,914)	47,991,711	-	3,629	(728,439,301)	(705,855,875)	1,709,375,632	2,541,242,399	893,250,930	3,434,493,329

ENDESA CHILE AND SUBSIDIARIES

Consolidated Statement of Cash Flow, Direct

For the years ended December 31, 2014, 2013 and 2012

(in thousands of Chilean pesos)

Statement of Direct Cash Flow	Note	2014 ThCh$	2013 ThCh$	2012 ThCh$
Cash flow from (used in) operating activities

Types of collection from operating activities
Collections from the sale of goods and services		2,811,897,399	2,301,874,412	2,499,606,379
Collections from royalties, payments, commissions, and other income from ordinary activities		3,680,012	6,152,266	2,838,495
Collections from premiums and services, annual payments, and other benefits from policies held		20,348,278	74,183,266	7,552,852
Other collections from operating activities		10,278,543	27,734,928	49,866,781
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,602,355,475)	(1,265,530,791)	(1,523,776,643)
Payments to and on behalf of employees		(115,501,402)	(117,293,888)	(101,337,905)
Payments on premiums and services, annual payments, and other obligations from policies held		(11,604,575)	(5,574,523)	(6,428,460)
Other payments for operating activities		(41,309,466)	(33,439,518)	(39,729,787)
Cash flows from operating activities
Income taxes paid		(141,369,833)	(166,026,029)	(213,016,120)
Other outflows of cash		(117,263,976)	(114,311,073)	(137,591,721)

Net cash flows from operating activities		816,799,505	707,769,050	537,983,871

Cash flow from (used in) investment activities
Cash flows used to obtain control of subsidiaries or other businesses	6.c	(37,654,762)	(5,084,700)	(7,140,000)
Other collections from the sale of equity or debt instruments belonging to other entities		90,115,470	24,340,564	-
Other payments to acquire equity or debt instruments belonging to other entities		(126,137,803)	-	(25,017,177)
Other payments to acquire stakes in joint ventures		(3,315,000)	-	-
Loans to related companies		(98,813)	(29,112,042)	(2,000)
Proceeds from the sale of property, plant and equipment		1,223,429	5,462,527	755,445
Purchases of property, plant and equipment		(421,313,962)	(292,016,898)	(257,474,634)
Purchases of intangible assets		-	-	(8,535)
Payments from future, forward, option and swap contracts		(19,237,796)	(753,082)	(2,691,688)
Collections from future, forward, option and swap contracts		11,498,294	14,308,008	2,013,452
Collections from related companies		-	29,162,747	2,600,730
Dividends received		139,059,018	51,167,601	10,898,590
Interest received		11,725,222	17,176,674	7,053,828
Other inflows (outflows) of cash		26,689,567	(397,620)	10,693,352

Net cash flows used in investing activities		(327,447,136)	(185,746,221)	(258,318,637)

Cash flows from (used in) financing activities
Proceeds from share issues		-	11,468,280	-
Total proceeds from loans		421,411,263	173,402,389	233,456,449
Proceeds from long-term loans		413,726,267	164,871,359	229,377,002
Proceeds from short-term loans		7,684,996	8,531,030	4,079,447
Loans from related companies		448,358,997	692,658,296	210,996,548
Payments on borrowings		(203,817,014)	(253,224,175)	(253,055,606)
Payments on financial lease liabilities		(5,730,333)	(5,071,087)	(7,522,468)
Payments on loans to related companies		(582,861,850)	(608,822,618)	(100,716,674)
Dividends paid		(368,635,733)	(293,937,897)	(380,332,864)
Interest paid		(144,524,347)	(136,456,892)	(124,326,459)
Other outflows of cash		(16,459,962)	(9,603,719)	(12,497,098)

Net cash flows used in finance activities		(452,258,979)	(429,587,423)	(433,998,172)

Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes		37,093,390	92,435,406	(154,332,938)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(24,242,264)	(4,305,760)	242,400
Net increase in cash and cash equivalents		12,851,126	88,129,646	(154,090,538)
Cash and cash equivalents at beginning of period	6	323,807,379	235,677,733	389,768,271
Cash and cash equivalents at end of period	6	336,658,505	323,807,379	235,677,733

ENDESA CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENDESA CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013.

(in thousands of Chilean pesos)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Empresa Nacional de Electricidad S.A. (hereinafter the Parent Company or the Company) and its subsidiaries comprise the Endesa Chile Group (hereinafter Endesa Chile or the Group).

Endesa Chile is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or SVS) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC) and with Spain’s Comisión Nacional del Mercado de Valores. The Company’s shares have been listed on the New York Stock Exchange since 1994 and on the Latibex since 2001.

Endesa Chile is a subsidiary of Enersis S.A., a company which, in turn, is a subsidiary of Enel Iberoamérica S.R.L, a company controlled by Enel S.p.A. (hereinafter Enel).

The Company was initially created by a public deed dated December 1, 1943. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the creation of the company and approved its by-laws. For tax purposes, the Company operates under Chilean tax identification number 91,081,000-6.

As of December 31, 2014 the Group had 2,681 employees. During the fiscal year 2014, the Group averaged a total of 2,605 employees. See Note 35 for additional information regarding employee distribution by category and geographic location.

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

The Company’s 2013 consolidated financial statements were approved by the Board of Directors at a meeting held on February 7, 2014. The consolidated financial statements were then submitted to the consideration of a General Shareholders´ Meeting held on April 22, 2014, which gave its final approval to the consolidated financial statements.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.m.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Accounting principles

The December 31, 2014 consolidated financial statements of Endesa Chile have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They were approved by the Company’s Board of Directors at its meeting held on April 24, 2015.

These consolidated financial statements present fairly the financial position of Endesa Chile and its subsidiaries at December 31, 2014 and 2013, as well as the results of operations, the changes in equity, and the cash flows for the years ended December 31, 2014, 2013 and 2012.

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

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, so the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS.

2.2   New accounting pronouncements

a)   Accounting pronouncements effective from January 1, 2014:

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 32: Financial Instruments: Presentation

Clarifies the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies from the application of the current IAS 32 offsetting criteria.

Annual periods beginning on or after January 1, 2014.

Amendments to IFRS 10 and 12, and IAS 27: Investment Entities

Under IFRS 10 requirements, the reporting entities must consolidate all of the companies over which they have control. The amendment establishes an exception to these requirements, allowing the Investment Entities to measure their investments at fair value with changes in income as per IFRS 9 instead of consolidating them.

Annual periods beginning on or after January 1, 2014.

IFRIC 21: Levies

This interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” outlines when an entity must recognize a government-imposed levy other than income tax as a liability in its financial statements.

Annual periods beginning on or after January 1, 2014.

Amendment to IAS 36: Impairment of Assets

This amendment remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, the amendment require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognised or reversed during the period.

Annual periods beginning on or after January 1, 2014.

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 39: Financial Instruments: Recognition and Measurement (Novation of derivatives)

This amendment incorporates into the Standard the criteria that must be met in order not to discontinue hedge accounting in circumstances when a hedging instrument is novated.

Annual periods beginning on or after January 1, 2014.

The new interpretation and amendments adopted, which went into effect on January 1, 2014, had no effect on the consolidated financial statements of Endesa Chile and its subsidiaries.

b)     Accounting pronouncements in effect from January 1, 2015 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

Standards, Interpretations and Amendments	Mandatory Application for:

IFRS 9: Financial Instruments

This is the final version of the standard issued in July 2014 and which completes the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” This project was divided into 3 phases:

Phase 1 – Classification and measurement of financial assets and financial liabilities. This introduces a logical focus for the classification of financial assets driven by cash flow characteristics and the business model. This new model also results in a single impairment model being applied to all financial instruments.

Phase 2 – Impairment methodology. The objective is a more timely recognition of expected credit losses. The standard requires entities to account for expected credit losses from the time when financial instruments are first recognized in the financial statements.

Phase 3 – Hedge accounting. This establishes a new model aimed at reflecting better alignment between hedge accounting and risk management activity. Also included are enhancements to required disclosures.

This final version of IFRS 9 replaces the previous versions of the Standard.

Annual periods beginning on or after January 1, 2018.

IFRS 14: Regulatory Deferral Accounts

The purpose of this interim standard is to reduce the barriers to adoption of the IFRS by entities that carry out business activities that are subject to price or rate regulation. This standard allows those who are first-time adopters of IFRS, and who meet the requirements, to continue to account for regulatory deferral balances in their first IFRS financial statements using their previous GAAP accounting practices regarding regulated rates. It also establishes specific requirements for presenting balances and disclosing information.

Annual periods beginning on or after January 1, 2016.

IFRS 15: Revenue from Contracts with Customers

This new standard applies to all contracts with customers except leases, financial instruments and insurance contracts. Its purpose is to make financial information more comparable, and it provides a new model for revenue recognition and more detailed requirements for contracts with multiple obligations. It also requires more itemized information. This standard will replace IAS 11 and IAS 18 as well as their interpretations (IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31).

Annual periods beginning on or after January 1, 2017.

Standards, Interpretations and Amendments	Aplicación obligatoria para:

Amendment to IAS 19: Employee Benefits

The purpose of this amendment is to simplify the accounting for contributions from employees or third parties that are not determined on the basis of an employee’s years of service, such as employee contributions calculated according to a fixed percentage of salary.

Annual periods beginning on or after July 1, 2014.

Improvements to IFRS (Cycles 2010-2012 and 2011-2013)

These are a set of improvements that were necessary, but not urgent, and that amend the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38 and IAS 40.

Annual periods beginning on or after July 1, 2014.

Amendment to IFRS 11: Joint Arrangements

This amendment states that the accounting standards contained in IFRS 3 and other standards that are pertinent to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitutes a business.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendment to IAS 16 explicitly forbids the use of revenue-based depreciation for property, plant and equipment. The amendment to IAS 38 introduces the rebuttable presumption that, for intangible assets, the revenue-based amortization method is inappropriate and establishes two limited exceptions.

Annual periods beginning on or after January 1, 2016.

Improvements to IFRS (Cycles 2012-2014) These are a set of improvements that were necessary, but not urgent, and that amend the following standards IFRS 5, IFRS7, IAS19 and IAS 34.	Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 and IAS 28 relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 27: Equity Method in Separate Financial Statements

This improvement allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The objective of the improvement is to minimize the costs associated with complying with the IFRS, particularly for those entities applying IFRS for the first time, without reducing the information available to investors.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to assist companies in applying professional judgment to determine what type of information to disclose in their financial statements.

Annual periods beginning on or after January 1, 2016.

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities, Application of the Consolidation Exception

The modifications, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016.

The Group is assessing the impact of applying IFRS 9 and IFRS 15 from the date they go into effect. In Management’s opinion, the application of the other standards and amendments pending application is not expected to have a significant effect on the consolidated financial statements of Endesa Chile.

2.3     Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, income, expenses and commitments recorded in the statements.

The most important areas that have required professional judgment are:

-

In a service concession agreement, the decision as to whether a principal controls or regulates which services the operator should provide, to whom and at what price. These are essential details when applying IFRIC 12 (see Note 3.c.1).

-	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.d).

-	The hierarchy of information used to value assets and liabilities measured at fair value (see Note 3.g).

These estimates refer basically to:

-	The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.d).

-	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.l.1 and 23).

-	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).

-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.f.5 and 20).

-	Energy supplied to customers whose meter readings are pending.

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

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).

-	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).

-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.o).

-	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in the company acquired in a business combination

Although these judgments and estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects this change of judgments and estimates in the corresponding future consolidated financial statements

2.4     Subsidiaries

Subsidiaries are defined as entities controlled either directly or indirectly by Endesa Chile. Control is exercised if, and only if, the following conditions are met: Endesa Chile has i) power over the subsidiary; ii) exposure or rights to variable returns from these companies; and iii) the capacity to use power to influence the amount of these returns.

Endesa Chile has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting it the present capacity to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Group will reassess whether it has control of a subsidiary if the facts and circumstances indicate that changes have taken place in one or more of the aspects of control mentioned above.

Appendix 1 of these consolidated financial statements, entitled Endesa Chile Group Companies, describes the relationship of Endesa Chile with each of its subsidiaries.

    2.4.1     Changes in the scope of consolidation

During the fiscal year 2014, the company Inversiones GasAtacama Holding Limitada entered the Group’s scope of consolidation as a result of Endesa Chile S.A.’s acquisition of an additional 50% stake in that company on April 22, 2014 (see Note 5).

By virtue of this operation, the following companies became subsidiaries of the Group: Inversiones GasAtacama Holding Limitada, GasAtacama S.A., GasAtacama Chile S.A., Gasoducto TalTal S.A., Progas S.A., Gasoducto Atacama Argentina S.A., Atacama Finance Co., GNL Norte S.A. and Energex Co.

The entry of GasAtacama Holding Limitada into the Group’s scope of consolidation brought about an increase in the consolidated statement of financial position of ThCh$198,924,289 in current assets, ThCh$221,471,415 in non-current assets, ThCh$69,989,919 in current liabilities and ThCh$35,672,488 in non-current liabilities.

Appendix 2 of these consolidated financial statements, “Variations in the Scope of Consolidation”, lists the companies that entered into the scope of consolidation, along with details of the stakes involved.

    2.4.2     Consolidated companies with an ownership interest of less than 50%

Although the Endesa Chile Group holds a 26.87% interest in Empresa Generadora de Energía Eléctrica S.A. (Emgesa), it is considered to by subsidiary since Endesa Chile exercises control over the entity, through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes. The Group holds 56.43% of the voting shares in Emgesa

    2.4.3     Non-consolidated companies with an ownership interest of over 50%

Although the Endesa Chile Group holds more than a 50% interest in Centrales Hidroeléctricas de Aysén S.A. (Aysén), it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of the company.

2.5     Associated companies and joint arrangements

Associated Companies are those in which Endesa Chile, either directly or indirectly, exercises significant influence.

Significant influence is having the power to influence the financial and operational policy decisions of the associated company without having either sole or joint control over these policies. In general, significant influence is assumed to be those cases in which the Group has an ownership interest of over 20% (see Note 3.h).

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as:

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

Appendix 3 to these consolidated financial statements, entitled “Associated Companies and Joint Ventures,” describes the relationship of Endesa Chile each of these companies.

2.6     Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-Group transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated comprehensive income statements from the date that the parent company obtains control of the subsidiary until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent takes control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interest exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reevaluating whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair falue of these amounts.

For each business combination, the Group chooses whether to value the non-controlling interests in an acquired company at fair value or at the proportional share of the net identifiable assets acquired.

If it is impossible to determine the fair value of all assets acquired and liabilities assumed on the date of acquisition, the Group will report the provisional values recorded. During the measurement period, which sall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively and additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but that were unknown to the management at that time.

For business combinations carried out in stages, the fair value of the stake previously held in the acquired company’s equity is measured on the date of acquisition and any profit or loss is recognized in the results for that fiscal year.

2.

Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statements of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statements of comprehensive income.

3.	The financial statements of foreign companies with functional currencies other than the Chilean peso are translated as follows:

a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.

For items in the comprehensive income statements, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of generation.

d.

Exchange differences arising in the conversion of financial statements are recognized in the item “Foreign currency translation gains (losses)” within the consolidated statements of comprehensive income: Other comprehensive income (see Note 24.2).

4.	Balances and transactions between consolidated companies were completely eliminated in the consolidation process.

5.

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

6.

Business combinations under common control are recorded using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same book value at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in Net equity as a debit or credit to Other reserves. The Group does not apply retrospective accounting records of business combinations under common control.

3.	ACCOUNTING CRITERIA

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a)	Property, plant and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 7.5% and 10.8% as of December 31, 2014 (7.22% and 7.5% as of December 31, 2013). The amount capitalized for this concept amounted to ThCh$41,829,814, ThCh$24,518,935 and ThCh$23,915,042 during the fiscal years ended December 31, 2014, 2013 and 2012, respectively (see Note 31).

-

Employee expenses directly related to construction in progress. The amounts capitalized under this concept during the fiscal years ended December 31, 2014, 2013 and 2012 were ThCh$29,170,488, ThCh$18,981,922 and ThCh$12,763,186 respectively.

-

Future disbursements that Endesa Chile will have to make to close their facilities are incorporated into the value of the asset at fair value, recording in the accounting the corresponding provision for dismantling or restoration. Endesa Chile reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost basis for the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Expenses for periodic maintenance, conservation and repair are recorded directly in income as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in Note 3.d, considers that the book value of assets does not exceed their net recoverable value.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates and residual values are, at least once a year, reviewed and if appropriate adjusted prospectively.

The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful life
Buildings	22 – 100
Plant and equipment	3 – 85
IT equipment	3 – 15
Fixtures and fittings	5 – 21
Motor vehicles	5 – 10
Other	2 – 33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful life
Generating facilities:
Hydroelectric plants
Civil engineering works	35-65
Electromechanical equipment	10-85
Fuel oil/coal-fired power plants	25-40
Combined cycle plants	10-35
Renewable energy power plants	35
Natural gas transport facilities:
Pipelines	35

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Group’s electric companies, the following lists the periods remaining until expiration for the concessions that do not have an indefinite term.

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration
Hidroeléctrica El Chocón S.A. (Generación)	Argentina	1993	30 years	9 years

To the extent that the Group recognizes assets as Property, plant and equipment, they are amortized over their economic life or the concession term, whichever is shorter. Any required investment, improvement or replacement made by the Group is considered in the impairment test to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

Endesa Chile’s management has evaluated the specific case of the concession described above and has concluded that there are no conclusive factors indicating that the grantor of the concession (a governmental body) has control over the infrastructure and that it can simultaneously determine the service price on a permanent basis. These are essential requirements for applying IFRIC 12, an interpretation that establishes how to record and value certain types of concessions. (Those that are within the scope of this Standard are presented in Note 3.c.1.)

Gains or losses that arise from the sale or disposal of items of Property, plant, and equipment are recognized as Other gains (losses) in the comprehensive income statement and are calculated by deducting the net book value of the asset and any sales expenses from the amount received in the sale.

b)	Goodwill

Goodwill arising from business combinations and reflected in the consolidation represents the excess value of the consideration paid plus the value of any non-controlling interest over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts, which are presented for comparison purposes, are modified to include the value of the assets acquired and liabilities assumed and the value of the definitive goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued in the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill is not amortized; instead, at each period end or when indicators so suggest, the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if so, it immediately adjusts for impairment (see Note 3.d).

c)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently valued at their cost, net of their accumulated amortization and of the impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful life, starting from the time that they are in usable condition, except for those with an indefinite useful life, which are not amortized. As of December 31, 2014 and 2013, there were no significant amounts in intangible assets with an indefinite useful life.

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

c.2)	Research and development expenses

Endesa Chile recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the fiscal year in which they are incurred. These expenses amounted to ThCh$1,894,105, ThCh$1,996,818 and ThCh$2,298,344, for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

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

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater amount between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country. At the end of 2014 and 2013, projections were extrapolated from the following rates:

		2014	2013
Country	Currency	Rate	Rate

Chile	Chilean peso	2.2% - 4.0%	2.2% - 4.1%
Argentina	Argentine peso	6.9%	8.6%
Brazil	Brazilian real	5.0% - 5.9%	5.1% - 6.1%
Peru	Peruvian sol	3.4%	3.6%
Colombia	Colombian peso	4.3%	4.3%

These flows are discounted to calculate their current value at a before-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The current cost of money and the risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate this value.

The following are the before-tax discount rates applied in 2014 and 2013 expressed in nominal terms:

		2014		2013
Country	Currency	Minimum	Maximum	Minimum	Maximum

Chile	Chilean peso	9.6%	13.0%	8.6%	16.3%
Argentina	Argentine peso	37.2%	38.9%	42.0%	44.4%
Brazil	Brazilian real	9.7%	22.7%	9.0%	18.8%
Peru	Peruvian sol	12.6%		11.8%	12.3%
Colombia	Colombian peso	13.3%		14.2%

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

Impairment losses recognized for an asset in prior periods are reversed when there are indications that this loss no longer exists or may have decreased, thus increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

d.2)	Financial assets

The following procedure is used to determine the need to adjust financial assets for impairment:

-

In the case of commercial assets, provisions are made for the balances for which there is objective evidence that Endesa Chile will not be able to recover all of the amounts provided for in the original terms and conditions of the contracts. In general, the Group’s policy is to record impairment through an allowance account based on the age of past-due balances, except in those cases where a specific collectability analysis is recommended, such as in the case of receivables from publically-owned companies (see Note 8).

-

In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant past-due non-commercial financial assets (see Notes 7 and 20).

e)	Leases

In order to determine whether a contract is, or contains, a lease, Endesa Chile examines the economic basis of agreement, to assess whether fulfillment of the contract depends on the use of a specific asset and whether the agreement transfers the right to the use of the asset. If both conditions are met, at the beginning of the contract the Company separates the payments and considerations relating to the lease, at their fair values, from those corresponding to the other components of the agreement.

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

In the case of operating leases, payments are recognized as expenses in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

f)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one company and a financial liability or equity instrument in another company.

f.1)	Financial assets other than derivatives

Endesa Chile classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 13) and those held for sale, into four categories:

-

Trade and other receivables and accounts receivable from related companies: These are recorded at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncharged interest, calculated using the effective interest method.

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

-	Held-to-maturity investments: Investments that the Group intends to hold and is capable of holding until their maturity is accounted for at amortized cost as defined in the preceding paragraph.

-

Financial assets at fair value with changes in net income: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated using fair value criteria. They are valued in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

-

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories. They are almost all financial investments in equity instruments (see Note 7).

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

In order to calculate the fair value of debt, both in the cases when it is recorded in the statement of financial position and for fair value disclosure purposes as seen in Note 18, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been valued by discounting expected future cash flows with a market interest rate curve based on the payment’s currency.

f.4)	Derivative financial instruments and hedge accounting

Derivatives held by Endesa Chile are primarily transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive value is recorded in “Trade and other receivables,” and negative values are recorded in “Trade and other liabilities.”

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

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

-

The sole purpose of the agreement is for the Group’s own use, which is understood, in the case of fuel purchase agreements, as fuel to be used to generate electricity; in the case of electrical energy purchased for sale, as electricity to be sold to the end user; and in the case of electricity sales, it is understood as sales to the end user.

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

f.5)	Fair value of derivative instruments

The	fair value of the various derivative financial instruments is calculated as follows:

-	For derivatives traded on an active market, by its quoted price as of the end of the fiscal year.

-

The Group values derivatives not traded on active markets by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. It also adjusts the value according to its own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

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

f.7)	Offsetting of financial assets and liabilities

The Group offsets financial assets and liabilities, and the net amount is presented in the statement of financial position only when:

-	there is a legally binding right to offset recognized amounts; and

-	the company intends to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

g)	Measured at fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an organized transaction between participants on the market on the date of measurement.

Measurement of fair value assumes that the transaction to sell an asset or transfer a liability takes place in the principal market, that is, in the market with the largest volume and level of activity for the particular asset or liability. If there is no principal market, it is assumed that the transaction takes place in the most advantageous market to which the entity has access, that is, the market which maximizes the amount that would be received for selling the asset or minimizes the amount that would be paid for transferring the liability.

In order to determine the fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to make the measurement, maximizing the use of relevant, observable entry data and minimizing the use of non-observable entry data.

Given the hierarchy of the entry data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

Level 1: Quoted price (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and hypotheses used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero coupon interest rate curves for each currency (these valuations are carried out using external tools such as Bloomberg); and

Level 3: Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

When measuring fair value, the Group takes into account the characteristics of the asset or liability, particularly:

-

For non-financial assets, a measurement of the fair value takes into account the capacity of the market player to generate financial benefits through the use of the asset at its maximum and best use, or through the sale of this asset to another player who would put the asset to its best, maximum use;

-

For liabilities and own equity instruments, the fair value assumes that the liability will not be settled and the equity instrument will not be cancelled, nor will they be extinguished by any other means on the measurement date. The fair value of the liability reflects the effect of the risk of non-fulfillment, that is, the risk that an entity fails to fulfill an obligation, which includes, but is not limited to, the company’s own credit risk;

-

For financial assets and financial liabilities whose positions are offset by market risk or the counterparty’s credit risk, fair value may be measured on a net basis so as to be congruent with the way in which market players would put a price on the net risk exposure on the date of the measurement.

h)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recorded using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recorded at cost. As of the acquisition date, the investment is recorded in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or implicit) to support the company’s negative equity situation, in which case a provision is recorded.

Goodwill from the associate or joint venture is included in the book value of the investment. It is not amortized but is subject impairment testing as part of the overall investment carrying value when there are indicators of impairment.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which the Group is entitled based on its interest is recorded under “Share of profit (loss) of associates accounted for using equity method.”

Appendix No. 3, “Associated Companies and Joint Ventures,” included in these consolidated financial statements, provides information about the relationship of Endesa Chile with each of these entities.

i)	Inventories

Inventories are valued at their weighted average acquisition price or the net realizable value, whichever is lower.

j)	Non-current assets held for sale and discontinued operations

The Company classifies the following as “Non-current assets held for sale”: property, plant and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), if, as of the date of the consolidated financial statements, active measures have been taken for their sale and such a sale is highly probable.

These held-for-sale assets or disposal groups are valued at the lower of their book value or estimated sale value less selling costs. Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale.

Non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups classified as held for sale,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups classified as held for sale.”

The Group classifies as “Discontinued operations” those separate major lines of business that have been sold or disposed of in another way, or those that may be classified as held for sale, including other assets that are part of the same coordinated sales or disposal plan. In the same way, entities that have been acquired solely in order to be resold are also considered “Discontinued operations.”

The components of profit or loss after taxes from discontinued operations are presented as a single line item in the consolidated comprehensive income statement as “Net income from discontinued operations.

k)	Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

The gains and losses from the disposal of treasury shares are recorded directly in “Equity – Retained earnings”, without affecting the profit or loss for the fiscal year. As of December 31, 2014, there are no treasury shares, and no transactions with treasury shares were conducted during the fiscal years 2014 and 2013.

l)	Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events which may negatively impact the Group’s equity, and whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that the Endesa Chile will have to disburse to settle the obligation.

Provisions are quantified using the best information available as of the date of issuance of the consolidated financial statements regarding the consequences of the event causing the provision and are re-estimated at each subsequent accounting close.

l.1)	Provisions for post-employment benefits and similar obligations

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

For each of the plans, any positive difference between the actuarial liability for past services and the plan assets is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the consolidated statement of financial position.

Actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets, are recognized directly within “Other comprehensive income”.

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

m)	Conversion of balances to foreign currency

Transactions carried out by each company in a currency other than its functional currency are recorded using the exchange rates in effect as of the date of each transaction. During the year, any differences that arise between the exchange rate recorded in accounting and the rate prevailing as of the date of collection or payment are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

Likewise, at the end of each fiscal year, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

Endesa Chile has established a policy to hedge the portion of its subsidiaries’ revenue that is directly linked to variations in the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

n)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations, and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations could be classified as non-current long-term liabilities.

o)	Income taxes

Income tax expense for the fiscal year is determined as the sum of current taxes from the Group’s different subsidiaries and results from applying the tax rate to the taxable base for the fiscal year, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized or settled. Considered for this purpose are rates that have been approved by the end of the period reported on, or whose approval process is practically complete.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of tax credits. This is the case unless the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability that:

-	Did not arise from a business combination, and
-	At initial recognition affected neither accounting profit nor taxable profit (loss).

In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in the statement of net income or in Total equity within the statement of financial position, depending on where the gains or losses that triggered these tax entries have been recognized.

Any deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, and makes any necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the statement of financial position if regulations allow current tax assets to be offset with current tax liabilities, and only when the deferred taxes are related to income taxes payable to the same tax authority.

p)	Revenues and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are taken:

-

Generation of electricity: revenue is recorded according to the physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as the case. This revenue includes an estimate of the service provided and not billed until the closing date (see Note 2.3).

Revenue is recognized based on the economic substance of the transaction and are recognized when all are met and each of the following conditions:

-	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

-	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

-	the amount of revenue can be measured reliably;

-	it is probable that the economic benefits associated with the transaction will flow to the entity; and

-	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

In arrangements under which the Group will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, based on the stage of completion of the service rendered at the date of the statement of financial position.

The Group excludes from the revenue figure gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

The Group records the net amount of non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Interest income (expense) is recognized at the effective interest rate applicable to the outstanding principal over the repayment period.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when not meet the requirements for recording them as assets.

q)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of shares of the Parent Company held by the Group, if any.

During the fiscal years 2014, 2013 and 2012, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

r)	Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on a yearly basis, prorated by the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior fiscal years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Endesa Chile’s highly fragmented share capital, as of the end of each year the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies,” as appropriate, and charged to Equity.

Interim and final dividends are deducted from Equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)	Cash flow statement

The cash flow statement reflects changes in cash and cash equivalents that took place during the fiscal year, determined with the direct method. It uses the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS

    Chile

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining—whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law)—as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables - CER), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables - CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical view point, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. On January 8, 2014, a law was passed permitting the SIC to be connected with the SING.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost and within the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on an interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers occurring among power generating companies.

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

A power generating company may have the following types of customers:

(i) Distribution companies that supply power to regulated customers: This distribution is to residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2,000 kW (1) may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies for supplying power to regulated customers were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors is being replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(1) At the end of 2014, a legal amendment to the articles of the electricity law is going through Congress. One of the modifications involves raising the limit from 2,000 to 5,000 kW.

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

On May 15, 2014, the Ministry of energy presented its “Energy Agenda,” a document outlining the new government’s energy policy.

The Tax Reform bill, passed on September 10, imposes a “green tax” on particulate emissions, nitrogen oxides (NOx), sulfur dioxide (SO2) and carbon dioxide (CO2). For CO2 the tax will be equivalent to US$5 per ton.

Argentina

Argentina has shown signs of intervention in the electricity market since the crisis of 2002. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations of the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, called the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Electricity Wholesale Market Administration Company (CAMMESA - Compañía Administradora del Mercado Mayorista Eléctrico).

However, after the 2002 crisis, the authorities changed the price-setting criteria, bringing the marginal pricing system to an end. First, marginal prices were calculated without taking into account restrictions on natural gas. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, Resolution SE 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. Second, it established a spot price ceiling of Ar$120/MWh. However, CAMMESA pays the actual variable costs of the liquid fuel-fired thermal plants through the Temporary Dispatch Cost Overruns program.

In addition, as the dollarized economy was devalued and went back to the Argentine peso, payment for capacity fell from US$10 to Ar$10 per MWh. Capacity payments have subsequently risen slightly, to Ar$12.

Additionally, the freezing of prices paid by distributors caused a difference with the real generation costs, resulting in various types of special agreements aimed at recovering costs, in accordance with regulations in force.

It was in this context that the government announced in 2012 its plan to replace the current regulatory framework with one based on an average cost scheme.

Resolution 95/2013 was published in March 2013, significantly changing the system for generators’ remunerations and setting new prices for capacity depending on the type of technology and availability. It also established new remuneration values for non-fuel variable costs and included additional remuneration for energy generated.

In May 2013, the Group’s generating companies (Endesa Costanera and Hidroeléctrica El Chocón) accepted the terms of Resolution SE 95/2013.

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

Resolution 529/2014 issued by the Energy Secretariat updated the system for remunerating generators, which had been in effect since February 2013 under Resolution 95/2013. Recognition of fixed costs of combined cycle and large hydraulic plants was increased by 25%. Variable costs were adjusted by 41% for thermal and 25% for hydraulic plants, and a new variable remuneration was set for those fueled by biodiesel. Additional remunerations increased by 25% for thermal plants, and a new charge for one-time maintenance was established at AR$21/MWh for combined cycle plants and Ar$24/MWh for other thermal plants. This resolution is retroactive from February 2014.

Brazil

Legislation in Brazil allows participation of private capital in the electricity sector, upholds free competition between companies in electricity generation, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

Based on the contractual needs specified by the distribution companies, the Ministry of Energy actively participates in the expansion of the electricity system by, on the one hand, establishing capacity quotas by type of technology and, on the other, promoting separate bids for thermal, hydraulic, or renewable energies or participating directly by organizing public bids for specific projects. In addition, operations are centrally coordinated, with an independent operator coordinating centralized load dispatch based on variable production costs seeking to ensure that demand is supplied at the system’s lowest cost. The price for spot market transactions is called the Difference Liquidation Price, or PLD, which takes into account the players’ aversion to risk.

Generation players are able to sell energy through contracts in the regulated or unregulated markets, and to trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, with a limit of 3,000 kW or 500 kW for those purchasing renewable energies.

In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions. However, in the regulated market, where distribution companies operate, energy purchases must go through a tender process coordinated by ANEEL, the National Electricity Agency. In this way, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

On November 25, 2014, the ANEEL approved the new PLD limits for 2015. The maximum limits decreased from R$823 to R$388/MWh and the minimum increased from R$16 to R$30/MWh. The decision was the result of extensive debate, which began with Public Consultation number 09/2014 and later with Public Hearing number 54/2014.

The main effect of the new limit is to reduce the financial impact for distributors of potential future risks when contracting energy on the spot market, as in 2014 the spot price was at its maximum for much of the year. The new maximum price also mitigates the risk of unrecoverable economic and financial losses for generators, when production is below contract values. However, the possibility of selling excess energy at higher prices decreases. Currently generators can divide their excess energy across the months of the year, to boost their revenues by allocating more energy to those months where higher prices are expected, as the ceiling is lower.

These regulatory mechanisms ensure the creation of regulatory assets, whose rate adjustment for deficits in 2014 will take place in the tariff adjustments starting in 2015 (March for Ampla and April for Coelce). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A (Cuenta de Compensación de Valores – Parte A, “CVA”).

On December 10, 2014 an addendum was signed to the concession contract for distributors in Brazil (Ampla and Coelce), which allows these regulatory assets (CVA’s and others) to be included in indemnizable assets at the end of the concession, and if this is not possible over time, it allows compensation through tariffs. Therefore, accounting for these regulatory assets/liabilities is allowed under IFRS.

Colombia

The Public Utility Law (Ley de Servicios Públicos Domiciliarios, Law 142) and the Electricity Law (Ley Eléctrica, Law 143) were passed in 1994 establishing the new framework ordered by the Constitution. These laws set out the general criteria and policies that are to govern public utility service provision in the country, as well as the procedures and mechanisms for regulating, monitoring and overseeing them.

The Electricity Law puts the constitutional focus into practice, regulating the generation, transmission, distribution and sale of electricity, creating the market and competitive environment, strengthening the industry and setting the boundaries for government intervention. Taking into account the nature of each activity or business, general guidelines were established for developing the regulatory framework, creating and implementing the rules that would allow for free competition in the power generation and sales industries, while the directives for the transmission and distribution industries were geared toward treating these activities as monopolies while seeking out competitive conditions wherever possible.

The main institution in the electricity sector is the Mining and Energy Ministry, whose Planning Unit (Unidad de Planeación Minero Energética, UPME) draws up the National Energy Plan and the Generation and Transmission Expansion Plan. The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas, CREG) and the Public Service Superintendency (Superintendencia de Servicios Públicos, SSPD) regulate and oversee, respectively, the companies in the industry, and the Superintendency of Industry and Commerce is the national authority for free trade protection issues.

The electricity industry operates on the basis of electricity-selling companies and the large consumers being able to buy and sell energy through bilateral contracts or on a short-term energy exchange market, called the energy exchange, that operates freely according to supply and demand conditions. In addition, long-term auctions of Firm Energy within a Reliable Charge scheme are carried out to promote the expansion of the system. The market is operated and administered by XM, which is in charge of the National Dispatch Center (Centro Nacional de Despacho, CND), and the Commercial Interchange System Manager (Administrador del Sistema de Intercambios Comerciales, ASIC).

Peru

The Electricity Concessions Law and its regulations, the Law to Ensure Efficient Development of Electricity Generation (Law 28,832), the Electricity Industry Antimonopoly and Oligopoly Law, the Technical Standard for Electricity Service Quality, the Environmental Protection Regulations for Electricity Activities, the Law Creating the Energy and Mining Investment Supervisory Agency (Osinergmin) and its regulations, and the Regulations for Unregulated Electricity Users all comprise the main legislation in the regulatory framework for doing business in the power industry in Peru.

Law 28,832, whose purpose is to ensure enough efficient power generation to reduce the risk of price volatility and rationing, promotes the establishment of market prices based on competition, planning and ensuring a mechanism that guarantees expansion of the transmission grid, and also allows Large Unregulated Users and Distributors to participate in the short-term market. Accordingly, the law promotes tender processes for long-term power supply contracts at firm prices in order to encourage investment in efficient generation and contracts with distribution companies. Distribution companies must begin the tender processes at least three years ahead of time in order to keep Regulated Users’ demand covered.

Expansion in transmission must be planned through a binding Transmission Plan drawn up by the COES SINAC and approved first by the Osinergmin and then by the Energy and Mining Ministry. There are two types of system: a) the Guaranteed Transmission System, which is paid for by the demand; and b) the Complementary Transmission System, which is financed jointly by the generation companies and by the demand.

The purpose of the COES SINAC is to coordinate operations at the lowest possible cost while ensuring a reliable system and the best use of energy resources, to plan transmission and to manage the short-term market. It is made up of generation, transmission and distribution companies and Large Unregulated Users (those with demand of 10 MW or higher) who belong to the National Interconnected Grid (Sistema Eléctrico Interconectado Nacional).

Generation companies may sell their power to: (i) Distribution companies through tender contracts or regulated bilateral contracts; (ii) Unregulated clients; and (iii) the spot market, where surplus energy is traded among generation companies. Generation companies are also paid for the firm capacity they contribute to the system regardless of their dispatch.

Peru’s spot price, given the definition of its ideal marginal cost, does not necessarily reflect the costs in the system, as it does not consider the current shortages in the natural gas and electricity transport system. Furthermore, it sets a ceiling price for the market. This was established in an emergency regulation in 2008 (Emergency Decree 049 of 2008) that will remain in effect at least until the end of 2016.

Non-conventional renewable energy

-

In Chile, Law 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of power supplied will be generated by NCRE. It does not change the supply of power under agreements in effect in July 2013 included in the previous law.

-

In Brazil, the ANEEL holds auctions by technology considering the expansion plan set by the EPE, the planning agency, so that the target amount set for non-conventional renewable energy capacity is met.

-

In Colombia, Law 697 was issued in 2001 by the Program for the Rational and Efficient Use of Energy and Other Forms of Non-Conventional Energy (Programa de Uso Racional y Eficiente de la Energía y demás formas de Energías No Convencionales - PROURE). Subsequently, indicative targets were defined for NCRE of 3.5% for 2015 and 6.5% for 2020. Law 1715 was enacted in 2014, which created a legal framework for the development of non-conventional renewable energy, in which guidelines for declarations of public interest, as well as tax, tariff and accounting incentives were established. The competent authorities are expected to develop detailed regulations supporting this Act during 2015.

-

In Peru, a target of 5% has been set as NCRE’s share in the country’s energy system. It is a nonbinding target and the regulatory agency, the Osinergmin, holds differential auctions by technology to help reach the goal.

Limits on integration and concentration

In general, all of the countries have legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Argentina, Chile and Colombia there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Chile, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution. In Peru, integrations are subject to authorization. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotality conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994 can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same business segment.

Market for unregulated customers

In all of the countries where the Group operates, distributing companies can supply their customers under regulated or freely agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW or > 500 kW (1)
Chile	> 500 kW (2)
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (3)

(1) The >500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.

(2) Clients purchasing 500 to 2,000 kW may choose between the regulated or unregulated markets. Clients using over 2,000 kW are required to be unregulated customers.

(3) In April 2009, it was established that clients between 200 kW and 2,500 kW could choose between the regulated and unregulated markets. Those using over 2,500 kW are required to be unregulated customers.

5.	BUSINESS COMBINATION – ACQUISITION OF INVERSIONES GASATACAMA HOLDING LIMITADA

On April 22, 2014, Endesa Chile acquired the 50% interest in Inversiones GasAtacama Holding Limitada (hereinafter GasAtacama) that was held by Southern Cross Latin America Private Equity Fund III L.P. (hereinafter Southern Cross) at that time.

Consequently, the Group now has 100% of control over GasAtacama, which is the company that controls the Atacama Plant, a 780 MW capacity combined cycle thermal power plant fired by natural gas or diesel oil located in the north of Chile; the 940 km Atacama Pipeline that runs between Coronel Cornejo in Argentina and Mejillones in Chile; and the 223 km Taltal Pipeline between Mejillones and Paposo.

With control of GasAtacama, the Group’s total generation capacity in Chile’s northern grid (the Sistema Interconectado del Norte Grande, or SING) reached 1,000 MW. This is expected enable it to satisfy greater industrial, residential and mining demand through a competitively priced energy supply with a low environmental impact.

The GasAtacama acquisition was recorded using the accounting criteria for business combinations carried out in phases, as detailed in Note 2.6.1.

Since the date of acquisition, Inversiones GasAtacama Holding Limitada has contributed ThCh$113,074,006 in revenues and ThCh$33,443,547 in income before tax to the Group’s results. Had the acquisition taken place on January 1, 2014, it is estimated that these amounts would have been ThCh$179,474,707 in revenues and ThCh$41,772,291 in consolidated income before tax for the fiscal year ended December 31, 2014.

a)	Consideration transferred

The following table summarizes the fair value of each type of consideration transferred in connection with the GasAtacama acquisition:

ThCh$
Total price paid	174,028,622
Transaction recorded separately from the assets acquisition and liabilities assumed (i)	(16,070,521)
Total paid in cash	157,958,101

(i)

The total transaction payment was ThCh$174,028,622 and included the assignment of rights to collect on an outstanding loan of ThCh$16,070,521 owed by Pacific Energy Sub Co. (a subsidiary of Southern Cross) to Atacama Finance Co. (a subsidiary of GasAtacama).

b)	Acquisition costs

Endesa Chile incurred costs of ThCh$23,543 in financial consulting fees related to the acquisition of Inversiones GasAtacama Holding Limitada. These costs were recognized under the line item “Other expenses” in the consolidated statements of comprehensive income.

c)	Identifiable assets acquired and identifiable liabilities assumed

The following table summarizes the fair values recognized for assets acquired and liabilities assumed in connection with the acquisition:

Fair value
Identifiable Assets Acquired, Net	ThCh$

Cash and cash equivalents	120,303,339
Trade and other current receivables	34,465,552
Current accounts receivable from related companies	5,692,257
Inventories	15,009,265
Property, plant and equipment (*)	199,660,391
Deferred tax assets (**)	2,392,531
Other assets	23,906,126
Trade and other current payables	(30,818,836)
Current accounts payable to related companies	(34,445,277)
Deferred tax liabilities (**)	(28,923,167)
Other liabilities	(10,874,817)

Total	296,367,364

(*)	See Note 16.b.
(**)	See Note 17.a.

No risk of default is expected for the gross amount of trade and other receivables.

Given the nature of GasAtacama’s business and assets, the fair value of the assets acquired and the liabilities assumed was measured using the following valuation focuses:

i.- The market approach using the comparison method, based on the market prices quoted for identical or comparable items when available.

ii. The cost approach or depreciated replacement cost, which reflects adjustments for physical wear as well as for functional and economic obsolescence.

iii. The income approach, which uses valuation techniques that convert future amounts (such as cash flows or revenues and expenses) into a single present amount (that is, discounted). The fair value measurement is determined based on the value indicated for present market expectations for these future amounts.

Reconciliation of values

Finally, the fair values are reached from an assessment and reconciliation of the results obtained from the methods selected, based on the nature of each asset acquired and liability assumed.

Should new information be obtained during a period of one year after the acquisition date of events and circumstances that existed at the time of acquisition and result in the recognition of additional assets or liabilities, the accounting of the acquisition will be reviewed and the pertinent corrections made, following the criteria described in Note 2.6.

d)	Goodwill

ThCh$
Cash paid	157,958,101
Fair value of pre-existing interest	157,147,000
Fair value of identifiable net assets acquired	(296,367,364)
Goodwill	18,737,737

See Note 15.

The goodwill is attributable primarily to the value of the synergies expected to be obtained by integrating GasAtacama into the Group. These synergies include reduced administrative, research and structure costs, which could be absorbed by Endesa Chile.

e)	Remeasurement of pre-existing stake and foreign currency exchange differences

The remeasurement of the fair value of Endesa Chile’s pre-existing 50% stake in GasAtacama resulted in a gain of ThCh$21,546,320. This amount is the positive difference arising from comparing the fair value of the pre-existing stake of ThCh$157,147,000, and the investment value accounted for using the equity method at the acquisition date of ThCh$135,600,680.

Moreover, the exchange differences on translation of the pre existing stake accumulated in the equity of Endesa Chile/Enersis at the acquisition date, were reclassified to income for the period, generating a profit of ThCh$21,006,456.

Both amounts have been recorded under “Other gains (losses)” in the consolidated statement of comprehensive income (see Note 30).

6.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2014 and 2013 is as follows:

Cash and cash equivalents	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash balances	551,153	170,449
Bank balances	130,725,229	92,937,397
Time deposits	168,153,726	201,986,590
Other fixed-income instruments	37,198,695	28,712,943
Total	336,628,803	323,807,379

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of investments. Other fixed-income investments are mainly comprised of repurchase agreements with maturities of 90 days or less from the date of investment. The company has no restrictions on significant amounts of available cash.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	12-31-2014 ThCh$	12-31-2013 ThCh$
Chilean peso	43,104,563	54,192,317
Argentine peso	16,686,627	6,248,527
Colombian peso	224,221,908	227,767,858
Peruvian nuevo sol	27,175,201	20,637,363
U.S. dollar	25,440,504	14,961,314

Total	336,628,803	323,807,379

c)	The following table presents the amounts paid to gain control of subsidiaries as of December 31, 2014 and 2013:

Acquisition of Subsidiaries	12-31-2014 ThCh$	12-31-2013 ThCh$
Acquisitions paid in cash and cash equivalents	(157,958,101)	-
Cash and cash equivalents in entities acquired	120,303,339	-

Total, net (*)	(37,654,762)	-

(*) See Note 5.

d)

The following table shows a reconciliation of cash and cash equivalents presented in the statement of financial position with cash and cash equivalents in the cash flow statement at December 31, 2014 and 2013:

	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash and cash equivalents (statement of financial position)	336,628,803	323,807,379
Cash and cash equivalents attributable to assets held for sale (*)	29,702	-
Cash and cash equivalents (statement of cash flow)	336,658,505	323,807,379

(*) See Note 11.

7.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2014 and 2013 is as follows:

Other Financial Assets	Current		Non-current
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Available-for-sale financial investments - quoted equity securities	-	-	331,550	6,468
Available-for-sale financial investments - unquoted equity securities or with limited liquidity	-	-	3,871,452	4,037,314
Hedging derivatives (*)	1,221,342	21,128,524	3,711,802	16,507
Non-hedging derivatives (**)	2,958,770	2,063,414	22,002	-
Financial assets held to maturity	20,669,908	944,540	-	-
Total	24,850,020	24,136,478	7,936,806	4,060,289

( *) See Note 20.2.a.

(**) See Note 20.2.b.

8.	TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2014 and 2013 is as follows:

Trade and Other Receivables, Gross	Balance at
	12-31-2014		12-31-2013
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$

Trade and other receivables, gross	437,038,801	141,216,512	312,867,225	131,597,410
Trade receivables, gross	335,438,803	136,744,799	229,143,110	125,349,056
Other receivables, gross	101,599,998	4,471,713	83,724,115	6,248,354

Trade and Other Receivables, Net	Balance at
	12-31-2014		12-31-2013
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, net	433,407,008	141,216,512	308,874,999	131,597,410
Trade receivables, net (*)	333,117,446	136,744,799	226,448,136	125,349,056
Other receivables, net	100,289,562	4,471,713	82,426,863	6,248,354

(*) As of December 31, 2013, this included ThCh$1,468,908 from the reconciliation, termination of arbitration and price settlement agreement between Endesa Chile and Compañía de Papeles y Cartones (CMPC).

The balances in this account do not generally accrue interest.

The Group does not have clients to which it has sales representing 10% or more of its operating income in the fiscal years ended December 31, 2014 and 2013.

Refer to Note 9.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies.

b)	As of December 31, 2014 and 2013, the balance of unimpaired past due trade receivables is as follows:

Trade Receivables Past Due but Not Impaired	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$
Less than three months	9,595,932	978,179
Between three and six months	571,114	21,242,045
Between six and twelve months	1,812,932	670,204
Total	11,979,978	22,890,428

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance at January 1, 2013	4,587,452
Increases (decreases) for the year	(140,365)
Amounts written off	(411,830)
Foreign currency translation differences	(43,031)
Balance at December 31, 2013	3,992,226
Increases (decreases) for the year (*)	748,748
Amounts written off	(1,035,170)
Foreign currency translation differences	(74,011)
Balance at December 31, 2014	3,631,793

(*) See Note 28 for Depreciation, amortization, and impairment losses.

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country.

d)	Additional information:

-

Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros (Chilean Superintendency of Securities and Insurance) of February 3, 2012, XBRL Taxonomy: see Appendix 6.

-	Complementary information on trade receivables: see Appendix 6.1.

9.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

9.1	Balances and transactions with related companies

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Receivables from related companies:

							Current		Non-current
Taxpayer ID No. (RUT)	Company	Description of Transaction	Term of Transaction	Relationship	Currency	Country	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Foreign	Comercializadora de Energía del Mercosur S.A.	Energy sales	Less than 90 days	Associate	Ar$	Argentina	180,969	1,202,518	-	-
96,800,570-7	Chilectra S.A.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	38,040,166	21,575,728	-	-
96,800,570-7	Chilectra S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	163,098	1,578,572	-	-
Foreign	Companhía Interconexao Energética S.A.	Toll	Less than 90 days	Common immediate parent	Real	Brazil	7,467,263	7,467,073	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy sales	Less than 90 days	Common immediate parent	CP	Colombia	7,529,800	12,572,443	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common immediate parent	CP	Colombia	27,827	20,674	-	-
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	321,910	139,579	-	-
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	23,983	15,899	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Energy sales	Less than 90 days	Common immediate parent	Sol	Peru	5,507,890	7,085,960	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	653,237	10,191	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Toll	Less than 90 days	Common immediate parent	Sol	Peru	926,965	-	-	-
Foreign	Empresa Distribuidora Sur S.A.	Mercantile current account	Less than 90 days	Common immediate parent	Ar$	Argentina	3,415	29,718	-	-
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	7,659	8,318	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Energy sales	Less than 90 days	Common immediate parent	CP	Colombia	260,417	934,281	-	-
94,271,000-3	Enersis S.A.	Other services	Less than 90 days	Parent	CH$	Chile	296,325	575,075	-	-
94,271,000-3	Enersis S.A.	Mercantile current account	Less than 90 days	Parent	CH$	Chile	-	20,913	-	-
Foreign	Generalima S.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	3,176,838	50,298	-	-
76,418,940-K	GNL Chile S.A.	Other services	Less than 90 days	Associate	CH$	Chile	1,644,650	1,717,013	-	-
76,418,940-K	GNL Chile S.A.	Advance natural gas purchases	Less than 90 days	Associate	CH$	Chile	11,845,926	11,382,879	-	-
76,418,940-K	GNL Chile S.A.	Loans	Less than 90 days	Associate	CH$	Chile	549,359	445,022	-	-
76,788,080-4	GNL Quinteros S.A.	Energy sales	Less than 90 days	Associate	CH$	Chile	649,986	366,882	-	-
76,107,186-6	ICT Servicios Informáticos Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	10,500	11,918	-	-
79,913,810-7	Inmobiliaria Manso de Velasco S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	579	1,602	-	-
96,800,460-3	Luz Andes Ltda.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	1,524	1,953	-	-
96,806,130-5	Electrogas S.A.	Dividends	Less than 90 days	Associate	CH$	Chile	1,477,177	1,375,492	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	156,613	66,541	-	-
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	64	11,636	-	-
Foreign	Distrilec Inversora S.A.	Dividends	Less than 90 days	Associate	Ar$	Argentina	6,158	6,960	-	-
Foreign	Enel Brasil S.A.	Dividends	Less than 90 days	Associate	Real	Brazil	-	42,603,758	-	-
Foreign	Enel Brasil S.A.	Dividends	Less than 90 days	Associate	Real	Brazil	-	4,918,900	-	-
Foreign	PH Chucas Costa Rica	Other services	Less than 90 days	Common immediate parent	Crc	Costa Rica	-	147,234	-	-
Foreign	Endesa Generación	Commodity derivatives	Less than 90 days	Common immediate parent	Eur	Spain	99,662	129,780	-	-
Foreign	Endesa Generación	Other services	Less than 90 days	Common immediate parent	Eur	Spain	36,067	-	-	-
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	Loans	Less than 90 days	Joint venture	CH$	Chile	-	14,839,233	-	-
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	Other services	Less than 90 days	Joint venture	CH$	Chile	-	544,015	-	-
Foreign	Endesa Energía S.A.	Natural gas sales	Less than 90 days	Associate	CH$	Chile	-	51,722	-	-
76,126,507-5	Parque Eolico Talinay Oriente S.A.	Energy sales	Less than 90 days	Common immediate parent	CH$	Chile	21,647	22	-	-
96,764,840-k	Enel Trade S.p.A	Other services	Less than 90 days	Common immediate parent	CH$	Chile	3,256	-

	Total						81,090,930	131,909,802	-	-
    (*) See Note 2.4.1, 5 and 13.

b)	Accounts payable to related companies:

							Current		Non-current
Taxpayer ID No. (RUT)	Company	Description of Transaction	Term of Transaction	Relationship	Currency	Country	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Foreign	Comercializadora de Energía del Mercosur S.A.	Fuel purchases	Less than 90 days	Associate	Ar$	Argentina	1,782,295	1,739,120	-	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	Ar$	Argentina	33,288	2,319	-	-
96,800,570-7	Chilectra S.A.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	33,575	35,609	-	-
96,800,570-7	Chilectra S.A.	Toll	Less than 90 days	Common immediate parent	CH$	Chile	12,169,357	-	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy purchases	Less than 90 days	Common immediate parent	CP	Colombia	2,088,174	2,231,822	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common immediate parent	CP	Colombia	59,568	44,023	-	-
Foreign	Compañía de Transmisión del Mercosur S.A.	Toll	Less than 90 days	Common immediate parent	Ar$	Argentina	7,467,263	7,467,073	-	-
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	207,716	165,479	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common immediate parent	Sol	Peru	478,950	15,799	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Toll	Less than 90 days	Common immediate parent	Sol	Peru	35,678	-	-	-
Foreign	Empresa Distribuidora Sur S.A.	Mercantile current account	Less than 90 days	Common immediate parent	Ar$	Argentina	176,620	85,350	-	-
96,806,130-5	Electrogas S.A.	Other services	Less than 90 days	Associate	CH$	Chile	335,962	200,821	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Energy purchases	Less than 90 days	Common immediate parent	CP	Colombia	127,568	108,829	-	-
94,271,000-3	Enersis S.A.	Other services	Less than 90 days	Parent	CH$	Chile	1,442,312	1,373,162	-	-
94,271,000-3	Enersis S.A.	Dividends	Less than 90 days	Parent	CH$	Chile	61,089,088	63,685,881	-	-
94,271,000-3	Enersis S.A.	Dividends	Less than 90 days	Parent	CH$	Chile	57,423,449	11,513,845	-	-
94,271,000-3	Enersis S.A.	Mercantile current account	Less than 90 days	Parent	CH$	Chile	36,253	553	-	-
94,271,000-3	Enersis S.A.	Loans	Less than 90 days	Parent	CH$	Chile	60,904,443	196,671,232	-	-
94,271,000-3	Enersis S.A.	Dividends	Less than 90 days	Parent	CH$	Chile	3,139,149	-	-	-
76,418,940-K	GNL Chile S.A.	Natural gas purchases	Less than 90 days	Associate	CH$	Chile	19,808,375	13,864,085	-	-
76,107,186-6	ICT Servicios Informáticos Ltda.	Other services	Less than 90 days	Common immediate parent	CH$	Chile	180,080	283,695	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchases	Less than 90 days	Common immediate parent	CH$	Chile	1,547,416	684,882	-	-
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Energy purchases	Less than 90 days	Common immediate parent	CH$	Chile	-	2,865	-	-
Foreign	Endesa Generación S.A.	Fuel purchases	Less than 90 days	Common immediate parent	Eur	Spain	2,881,032	4,947,081	-	-
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common immediate parent	Eur	Spain	1,102,253	-	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	Eur	Spain	7,961	-	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	Eur	Spain	20,444	66,996	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	Eur	Spain	-	45,523	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	Eur	Spain	261,050	73	-	-
Foreign	Enel Energy Europe S.L.	Other services	Less than 90 days	Common immediate parent	Eur	Spain	209,132	-	-	-
Foreign	Enel Produzione	Other services	Less than 90 days	Common immediate parent	Eur	Italy	99,837	80,928	-	-
Foreign	Enel Ingegneria e Innovazione	Other services	Less than 90 days	Common immediate parent	Eur	Italy	-	2,036,678	-	-
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	Natural gas purchases	Less than 90 days	Joint venture	CH$	Chile	-	4,846,992	-	-
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Other services	Less than 90 days	Joint venture	CH$	Chile	-	219,863	-	-
Foreign	Enel Ingegneria e Innovazione	Other services	Less than 90 days	Common immediate parent	Eur	Italy	2,123,506	-	-	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Energy purchases	Less than 90 days	Common immediate parent	CH$	Chile	-	400,587	-	-
77,017,930-0	TRANSQUILLOTA	Other services	Less than 90 days	Joint venture	CH$	Chile	157,762	-	-	-
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	Real	Brazil	95,690	92,999	-	-

	Total						237,525,246	312,914,164	-	-

  (*) See Note 2.4.1, 5 and 13.

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					Balance at
Taxpayer ID No. (RUT)	Company	Relationship	Description of Transaction	Country	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

96,800,570-7	Chilectra S.A.	Common immediate parent	Energy sales	Chile	262,011,113	182,946,267	177,486,847
96,800,570-7	Chilectra S.A.	Common immediate parent	Services rendered	Chile	17,612,598	1,558,697	2,564,327
96,800,570-7	Chilectra S.A.	Common immediate parent	Services received	Chile	(82,255)	(7,596)	(10,796)
96,800,570-7	Chilectra S.A.	Common immediate parent	Electricity tolls	Chile	(11,335,478)	(2,433,950)	(711,218)
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Common immediate parent	Energy sales	Chile	-	-	9,124
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Common immediate parent	Electricity tolls	Chile	31,007	9,267	14,055
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Parent	Services rendered	Chile	-	15	42
94,271,000-3	Enersis S.A.	Parent	Services rendered	Chile	1,380,813	-	-
94,271,000-3	Enersis S.A.	Parent	Loans	Chile	(14,263,659)	(17,722,188)	(8,893,011)
94,271,000-3	Enersis S.A.	Parent	Services received	Chile	(5,069,370)	(1,093,820)	(1,205,502)
Foreign	Empresa Distribuidora Sur S.A.	Common immediate parent	Services rendered	Argentina	(118,566)	(35,012)	-
Foreign	Empresa Distribuidora Sur S.A.	Common immediate parent	Energy sales	Argentina	17,099	20,319	24,023
96,800,460-3	Luz Andes Ltda.	Common immediate parent	Energy sales	Chile	-	-	732
96,800,460-3	Luz Andes Ltda.	Common immediate parent	Electricity tolls	Chile	3,369	1,696	1,486
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common immediate parent	Energy sales	Colombia	106,451,872	155,432,080	177,490,874
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common immediate parent	Energy purchases	Colombia	(1,015,099)	(25,482)	(341,378)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common immediate parent	Services rendered	Colombia	112,364	102,046	128,511
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common immediate parent	Services received	Colombia	(147,705)	(156,355)	(285,771)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common immediate parent	Loans	Colombia	-	-	(658,607)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common immediate parent	Electricity tolls	Colombia	(26,321,732)	(24,036,652)	(23,676,437)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Electricity tolls	Argentina	-	-	(5,850)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Services received	Argentina	(540,848)	(586,483)	(517,069)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common immediate parent	Energy sales	Peru	63,798,914	82,950,522	98,807,132
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common immediate parent	Electricity tolls	Peru	(141,495)	(122,031)	(137,978)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common immediate parent	Services rendered	Peru	11,966,790	141,190	100,105
Foreign	Endesa Generación	Common immediate parent	Fuel consumption	Spain	(30,318,202)	(47,540,061)	(41,522,504)
Foreign	Endesa Generación	Common immediate parent	Commodity derivatives (*)	Spain	(2,521,138)	-	-
Foreign	Endesa Generación	Common immediate parent	Services rendered	Spain	17,157	-	-
Foreign	Endesa Trading.	Common immediate parent	Fuel consumption	Spain	-	-	(705,859)
Foreign	Empresa de Energía de Piura S.A.	Common immediate parent	Energy sales	Peru	67,108	856,559	267,642
Foreign	Empresa de Energía de Piura S.A.	Common immediate parent	Energy purchases	Peru	(2,879,068)	(141,984)	(2,374,756)
Foreign	Empresa de Energía de Piura S.A.	Common immediate parent	Services rendered	Peru	264,024	(726,425)	-
Foreign	Empresa de Energía de Piura S.A.	Common immediate parent	Services received	Peru	-	137,866	128,134
Foreign	Generalima S.A.	Common immediate parent	Services rendered	Peru	3,126,444	1,826,218	23,890
Foreign	Empresa de Energía de Cundinamarca S.A.	Common immediate parent	Electricity tolls	Colombia	(1,055,225)	(883,691)	(505,024)
Foreign	Empresa de Energía de Cundinamarca S.A.	Common immediate parent	Energy sales	Colombia	3,230,442	9,145,949	8,171,445
76,788,080-4	GNL Quinteros S.A.	Associate	Energy sales	Chile	2,671,120	2,808,698	638,187
76,788,080-4	GNL Quinteros S.A.	Associate	Services rendered	Chile	956,854	835,543	661,296
76,788,080-4	GNL Quinteros S.A.	Associate	Electricity tolls	Chile	47,263	-	-
Foreign	Compañía de Transmisión del Mercosur S.A.	Common immediate parent	Electricity tolls	Argentina	(805,099)	(1,036,437)	(1,225,319)
96,806,130-5	Electrogas S.A.	Associate	Natural gas tolls	Chile	(3,409,581)	(2,734,877)	(2,175,039)
96,806,130-5	Electrogas S.A.	Associate	Fuel consumption	Chile	(434,289)	(428,555)	(697,653)
76,418,940-K	GNL Chile S.A.	Associate	Natural gas consumption	Chile	(114,115,041)	(60,095,868)	(168,238,842)
76,418,940-K	GNL Chile S.A.	Associate	Loans	Chile	58,169	40,124	21,995
76,418,940-K	GNL Chile S.A.	Associate	Natural gas transportation	Chile	(39,638,398)	(34,796,720)	(34,209,731)
76,418,940-K	GNL Chile S.A.	Associate	Services rendered	Chile	56,042	769,402	220,493
96,976,600-0	Gestión Social S.A. (*)	Related to Director	Other services rendered	Chile	-	-	(49,133)
78,488,290-k	Tironi y Asociados S.A. (*)	Related to Director	Other services rendered	Chile	-	-	(2,475)
76,107,186-6	ICT Servicios informáticos Ltda.	Common immediate parent	Services received	Chile	(954,995)	(1,090,847)	(1,072,506)
76,107,186-6	ICT Servicios informáticos Ltda.	Common immediate parent	Services rendered	Chile	14,419	14,936	80,799
79,913,810-7	Inmobiliaria Manso de Velasco S.A.	Common immediate parent	Services rendered	Chile	5,526	2,939	3,403
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Common immediate parent	Energy sales	Chile	942,615	356,056	98,441
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Common immediate parent	Energy purchases	Chile	(8,117,834)	(6,119,652)	(1,987,512)
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Common immediate parent	Services rendered	Chile	6,433	-	-
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Common immediate parent	Electricity tolls	Chile	(152,045)	225,833	133,270
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Common immediate parent	Energy sales	Chile	34,008	(65,184)	(757,930)
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Common immediate parent	Energy purchases	Chile	(3,805)	-	-
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Common immediate parent	Services rendered	Chile	-	(44,504)	(29,745)
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Common immediate parent	Electricity tolls	Chile	(12,399)	1,036,437	1,225,319
Foreign	Companhía Interconexao Energética S.A.	Common immediate parent	Electricity tolls	Brazil	805,099	-	-
Foreign	Carboex S.A.	Common immediate parent	Fuel consumption	Spain	-	-	(5,042,960)
Foreign	Enel Iberoamérica, srl	Common immediate parent	Services received	Spain	(722,172)	(396,540)	(297,784)
76,652,400-1	Centrales Hidroeléctricas de Aysén S.A.	Joint venture	Loans	Chile	-	46,444	-
76,652,400-1	Centrales Hidroeléctricas de Aysén S.A.	Joint venture	Services rendered	Chile	23,891	10,281	-
77,017,930-0	TRANSQUILLOTA	Joint venture	Electricity tolls	Chile	(1,378,743)	(1,243,417)	(1,219,958)
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	Joint venture	Energy purchases	Chile	(3,322,616)	(9,295,172)	(6,589,964)
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	Joint venture	Natural gas transportation	Chile	(7,764,442)	(20,937,075)	(20,131,152)
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	Joint venture	Loans	Chile	229,609	489,864	765,504
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	Joint venture	Energy sales	Chile	1,858,318	95,845	64,914
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	Joint venture	Services received	Chile	(5,487)	(219,671)	(417,892)
Foreign	PH Chucas Costa Rica	Common immediate parent	Services rendered	Costa Rica	-	236,173	481,177
Foreign	CENTRAL DOCK SUD	Common immediate parent	Services rendered	Argentina	2,442	3,091	-
Foreign	Endesa Energía S.A.	Common immediate parent	Natural gas sales	Spain	-	21,397,171	-
Foreign	Endesa Energía S.A.	Common immediate parent	Services rendered	Spain	-	51,722	-
76,126,507-5	Parque Eolico Talinay Oriente SA	Common immediate parent	Energy purchases	Chile	(5,141,673)	(1,148,051)	-
Foreign	Enel Ingegneria e Innovazione	Common immediate parent	Services rendered	Chile	(437,196)	(573,929)	-
96,764,840-k	Maitenes	Common immediate parent	Services rendered	Chile	9,305	-	-
96,764,840-k	Enel Trade S.p.A	Common immediate parent	Services rendered	Chile	3,222	-	-
					195,589,794	227,811,021	143,915,812

(*) See Note 2.4.1, 5 and 13.

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

9.2	Board of directors and key management personnel

Endesa Chile is managed by Board of Directors which consists of nine members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31, 2014 was elected at the Ordinary Shareholders’ Meeting held on April 26, 2012. The current Chairman and Vice-Chairman of the Board were designated at a Board meeting held on November 4, 2014, and new directors were appointed to replace those who resigned during the period. The Secretary was designated at the Board meeting held on October 29, 2013.

a)	Accounts receivable and payable and other transactions

—	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

—	Other transactions

No other transactions have taken place between the Company and the members of the Board of Directors and key management personnel.

b)	Compensation for Directors.

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Endesa Chile. The same methodology has been used since 2001 to determine the compensation described below.

The remuneration breaks down as follows:

a.	101 UF as a fixed monthly fee, and

b.	66 UF per diem for each Board meeting attended.

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

Directors’ Committee

Each Directors’ Committee member receives 56 UF for each meeting attended, up to a maximum of 12 remunerated meetings per year.

The enactment of Law 20,382 on improved Corporate Governance resulted in the merger of the Directors’ Committee and the Audit Committee.

The following tables show details of the compensation paid to the members of the Board of Directors as of December 31, 2014, 2013 and 2012:

Name	Position	12-31-2014
		Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors Committee ThCh$
Jorge Rosenblut Ratinoff (3)	Chairman	01/01/14 to 11/04/14	92,967	-	-
Paolo Bondi (1) (3)	Vice Chairman	01/01/14 to 11/04/14	-	-	-
Enrico Viale (6)	Chairman	11/04/14 to 12/31/14	-	-	-
Ignacio Mateo Montoya (5)	Vice Chairman	11/04/14 to 12/31/14	-	-	-
Francesco Buresti (1)	Director	01/01/14 to 12/31/14	-	-	-
Vittorio Corbo (2)	Director	01/01/14 to 07/28/14	32,446	-	-
Jaime Bauzá Bauzá (3)	Director	01/01/14 to 11/04/14	42,235	-	14,624
Felipe Lamarca Claro	Director	01/01/14 to 12/31/14	54,383	-	17,321
Alfredo Arahuetes García	Director	01/01/14 to 12/31/14	55,970	-	-
Enrique Cibié Bluth	Director	01/01/14 to 12/31/14	55,970	-	17,321
Susana Carey Claro (6)	Director	11/04/14 to 12/31/14	9,486	-	4,121
Isabel Marshall Lagarrigue (7)	Director	11/04/14 to 12/31/14	9,486	-	-
Manuel Morán Casero (1) (3)	Director	01/01/14 to 11/04/14	-	-	-
Vittorio Vagliasindi (8)	Director	11/04/14 to 12/31/14	-	-	-

TOTAL			352,943	-	53,387

Name		12-31-2013
	Position	Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors Committee ThCh$
Jorge Rosenblut Ratinoff	Chairman	01/01/13 to 12/31/13	98,197	-	-
Paolo Bondi (1)	Vice Chairman	01/01/13 to 12/31/13	-	-	-
Francesco Buresti (1)	Director	01/01/13 to 12/31/13	-	-	-
Vittorio Corbo Lioi	Director	01/01/13 to 12/31/13	49,099	-	-
Jaime Bauza Bauza	Director	01/01/13 to 12/31/13	49,099	-	15,451
Felipe Lamarca Claro	Director	01/01/13 to 12/31/13	49,099	-	15,451
Alfredo Arahuetes García	Director	01/01/13 to 12/31/13	49,099	-	-
Enrique Cibié Bluth	Director	01/01/13 to 12/31/13	49,099	-	15,451
Manuel Morán Casero (1)	Director	01/01/13 to 12/31/13	-	-	-

TOTAL			343,692	-	46,353

Name		12-31-2012
	Position	Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors Committee ThCh$
Jorge Rosenblut Ratinoff	Chairman	01/01/12 to 12/31/12	99,635	-	-
Paolo Bondi	Vice Chairman	01/01/12 to 12/31/12	-	-	-
Jaime Estévez Valencia	Director	01/01/12 to 04/26/12	15,027	-	5,039
Francesco Buresti	Director	01/01/12 to 12/31/12	-	-	-
José María Calvo-Sotelo Ibañez-Martín	Director	01/01/12 to 04/26/12	15,027	-	-
Vittorio Corbo	Director	01/01/12 to 12/31/12	49,817	-	-
Jaime Bauza Bauza	Director	01/01/12 to 12/31/12	49,818	-	15,201
Felipe Lamarca Claro	Director	01/01/12 to 12/31/12	49,818	-	15,201
Alfredo Arahuetes Garcia	Director	04/26/12 to 12/31/12	35,171	-	-
Enrique Cibié Bluth	Director	04/26/12 to 12/31/12	35,171	-	10,162
Manuel Morán Casero	Director	04/26/12 to 12/31/12	-	-	-

TOTAL			349,484	-	45,603

(1)	Mr. Paolo Bondi, Francesco Buresti and Manuel Morán Casero waived their fees and allowances due as Endesa Chile Directors.
(2)	Mr. Vittorio Corbo served on the Endesa Chile Board of Directors until July 28, 2014.
(3)	Mr. Jorge Rosenblut Ratinoff, Paolo Bondi, Jaime Bauzá Bauzá and Manuel Morán Casero, served as Directors until November 4, 2014.
(4)	Mr. Enrico Viale became Chairman on November 4, 2014, replacing Jorge Rosenblut Ratinoff.
(5)	Mr. Ignacio Mateo Montoya became Vice-Chairman on November 4, 2014 replacing Paolo Bondi.
(6)	Ms. Susana Carey Claro became a Director on November 4, 2014, replacing Jaime Bauzá Bauzá.
(7)	Ms. Isabel Marshall Lagarrigue became a Director on November 4, 2014, replacing Vittorio Corbo.
(8)	Mr. Vittorio Vagliasindi became a Director on November 4, 2014 replacing Manuel Morán Montoya.

c)	Guarantees established by the Company in favor of the Directors

No guarantees have been given to the Directors.

9.3	Compensation for Endesa Chile executives

a)	Remunerations received by key management personnel

Chilean ID No. (RUT)	Company Executives
	Name	Position
24,789,926-K	Valter Moro (1)	Chief Executive Officer
22,357,225-1	Ramiro Alfonsin Balza	Deputy Chief Executive Officer
24,430,233-5	Paulo Jorge Domingues Dos Santos (6)	Regional Electricity Production Officer
24,240,132-8	Fernando Prieto Plaza (2)	Regional Engineering, Projects and R&D and Innovation Officer
7,893,919-2	José Venegas Maluenda	Regional Energy Management and Sales Officer
7,044,467-4	Fernando Gardeweg Ried	Chief Financial Officer
12,403,710-7	Juan Fernando La Fuente Vila (3)	Planning and Control Officer
24,332,937-K	Federico Polemann (4)	Human Resources Officer
10,673,365-1	Sebastián Fernández Cox	Energy Planning Officer
7,776,718-5	Luis Ignacio Quiñones Sotomayor (5)	General Counsel
10,603,713-2	María Teresa González Ramírez (7)	Community Relations and Communications Officer

(1) Mr. Valter Moro became CEO on November 1, 2014, replacing Mr. Joaquín Galindo, who resigned on October 31, 2014.

(2) Mr. Fernando Prieto Plaza became Regional Engineering, Projects and R&D and Innovation Officer on March 1, 2013, replacing Mr. Juan Benabarre Benaiges, who resigned on January 31, 2013.

(3) Mr. Juan La Fuente Vila became Planning and Control Officer on June 1, 2013, replacing Mr. Luis Larumbe Aragón.

(4) Mr. Federico Polemann became Human Resources Officer on July 24, 2013, replacing Ms. Luz María Torm Silva.

(5) Mr. Luis Ignacio Quiñones Sotomayor became General Counsel on November 1, 2013, replacing Mr. Carlos Martin.

(6) Mr. Paulo Jorge Domingues Dos Santos became Regional Electrical Production Officer on November 1, 2013, replacing Mr. Claudio Iglesis Guillard.

(7) Ms. María Teresa González Ramírez became Community Relations and Communications Officer on April 1, 2014, replacing Ms. María Francisca Moya Moreno.

Incentive plans for key management personnel

Endesa Chile has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

The accrued remuneration of key management personnel is the following:

	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash compensation	2,144,848	2,072,023
Short-term benefits for employees	730,281	629,114
Other long-term benefits	519,990	1,000,792

TOTAL	3,395,119	3,701,929

b)	Guarantees established by the Company in favor of Endesa Chile executives

No guarantees have been given to Endesa Chile executives.

9.4	Compensation plans linked to share price

There are no Board compensation plans linked to the share price.

10.	INVENTORIES

The detail of inventories as of December 31, 2014 and 2013 is as follows:

Classes of Inventories	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$

Supplies for production	36,493,097	27,632,087
- Gas	1,407,285	-
- Oil	13,587,203	14,188,139
- Coal	21,498,609	13,443,948
Supplies for projects and spare parts	29,278,024	18,522,958

Total	65,771,121	46,155,045

There are no inventories pledged as security for liabilities.

For the fiscal year ended December 31, 2014, the figure for raw materials and consumables recognized as fuel consumption was ThCh$406,234,484 (ThCh$307,849,013 as of December 31, 2013). See Note 26.

As of December 31, 2014 and 2013, no inventories have been written down.

11.	NON-CURRENT ASSETS OR GROUPS OF ASSETS FOR DISPOSAL CASSIFIED AS HELD FOR SALE

During the month of December 2014, Empresa Nacional de Electricidad SA and its subsidiary Compañía Eléctrica de Tarapacá SA signed a contract to sell to Temsa Private Investment Fund all their shares in Sociedad Concesionaria Túnel El Melón S.A. This agreement established a number of conditions, which had not been fulfilled at the end of 2014, preventing the closure of the sale. Finally, the sale was perfected during January 2015 (See Note 39.1).

Túnel El Melón S.A is a private corporation whose purpose is the construction, maintenance and operation of the public work called the El Melón Tunnel and the provision of ancillary services authorized by the Ministry of Public Works (MOP).

The El Melón Tunnel is an alternative to the road that climbs the El Melon pass, which is located between 126 and 132 kilometers north of Santiago on Route 5. This is the main highway linking the country from Arica to Puerto Montt.

As described in Note 3-k), non-current assets and groups of assets held for sale have been recorded at the lower of book value and fair value less selling costs.

The main items of assets, liabilities and cash flow held for sale at December 31, 2014 are as follows:

El Melón Tunnel	Balance at
ASSETS	12-31-2014
CURRENT ASSETS	ThCh$

Cash and cash equivalents	29,702
Other current non-financial assets	81,275
Trade and other current receivables	758,645
Current tax assets	1,400
TOTAL CURRENT ASSETS	871,022

NON-CURRENT ASSETS
Intangible assets other than goodwill	4,404,615
Property, plant and equipment	81,432
Deferred tax assets	2,621,894
TOTAL NON-CURRENT ASSETS	7,107,941

TOTAL ASSETS	7,978,963

CURRENT LIABILITIES
Other current financial liabilities	3,072,179
Trade and other current payables	495,235
Current accounts payable to related companies	2,102
Other current non-financial liabilities	131,030
TOTAL CURRENT LIABILITIES	3,700,546

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,660,254
Non-current provisions for employee benefits	102,423
Other non-current non-financial liabilities	27,026
TOTAL NON-CURRENT LIABILITIES	1,789,703

TOTAL LIABILITIES	5,490,249
Summary of net cash flow
Net cash flows from (used in) operating activities	9,045,776
Net cash flows from (used in) investment activities	(5,604,740)
Net cash flows from (used in) financing activities	(3,450,774)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(9,739)
Net increase (decrease) in cash and cash equivalents	(9,739)
Cash and cash equivalents at beginning of period	39,440
Cash and cash equivalents at end of period	29,702

12.	CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2014 and 2013 is as follows:

	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$

Monthly provisional tax payments	13,423,607	50,226,860
VAT tax credit	21,113,943	-
Tax credit for absorbed profits	11,110,824	13,940,841
Tax credit for training expenses	218,000	218,000
Tax credits from dividends received abroad	-	28,896,906
Other	1,424,201	-

Total	47,290,575	93,282,607

The detail of current tax payables as of December 31, 2014 and 2013 is as follows:

	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$

Income tax	94,391,510	71,383,366
Other	824	-

Total	94,392,334	71,383,366

13.	INVESTMENTS ACCOUNTED FOR WITH THE EQUITY METHOD

13.1	Investments accounted for with the equity method

a)	The following tables present the changes in investments in associated companies and joint ventures accounted for with the equity method at December 31, 2014 and 2013:

Changes in Investments in Associates	Relationship	Country	Currency	Ownership Interest	Balance at 01-01-2014	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance at 12-31-2014	Negative Equity Provision	Balance at 12-31-2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Electrogas S.A.	Associate	Chile	U.S. dollar	42.5000%	9,682,324	-	4,456,124	(4,239,280)	847,016	31,475	-	10,777,659	-	10,777,659
Enel Brasil S.A. (5)	Associate	Brazil	Brazilian real	38.6367%	543,713,349	-	62,181,301	(75,642,378)	10,619,850	(1,995,193)	-	538,876,929	-	538,876,929
GNL Quinteros S.A.	Associate	Chile	U.S. dollar	20.0000%	4,797,508	-	3,541,883	(6,897,599)	311,747	13,445,396	-	15,198,935	-	15,198,935
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.3300%	559,615	-	1,099,143	-	159,410	-	-	1,818,168	-	1,818,168
Inversiones GasAtacama Holding Ltda. (3)	Joint venture	Chile	U.S. dollar	50.0000%	123,627,967	-	3,053,468	-	8,919,247	-	(135,600,682)	-	-	-
Centrales Hidroeléctricas de Aysén S.A. (4)	Joint venture	Chile	Chilean peso	51.0000%	69,684,864	3,315,000	(66,855,307)	-	-	-	-	6,144,557	-	6,144,557
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.0000%	6,073,897	-	352,107	-	-	-	-	6,426,004	-	6,426,004
Endesa Cemsa S.A.	Associate	Argentina	Argentine peso	45.0000%	2,400,103	-	(153,554)	-	(267,417)	-	-	1,979,132	-	1,979,132
Distrilec Inversora S.A. (1) y (2)	Associate	Argentina	Argentine peso	0.8875%	141,706	-	(429,336)	-	(24,724)	(3,280)	-	(315,634)	315,634	-

				TOTALES	760,681,333	3,315,000	7,245,829	(86,779,257)	20,565,129	11,478,398	(135,600,682)	580,905,750	315,634	581,221,384

Changes in Investments in Associates	Relationship	Country	Currency	Ownership Interest	Balance at 01-01-2013	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance at 12-31-2013	Negative Equity Provision	Balance at 12-31-2013
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Electrogas S.A.	Associate	Chile	U.S. dollar	42.5000%	9,030,441	-	4,186,294	(5,080,897)	769,156	777,330	-	9,682,324	-	9,682,324
Enel Brasil S.A.	Associate	Brazil	Brazilian real	38.6367%	574,168,681	-	94,402,624	(101,388,548)	(21,447,127)	1,597,229	(3,619,510)	543,713,349	-	543,713,349
GNL Quinteros S.A. (1)	Associate	Chile	U.S. dollar	20.0000%	-	-	4,914,871	(3,088,495)	36,052	7,922,262	-	9,784,690	(4,987,182)	4,797,508
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.3300%	376,835	-	137,691	-	45,089	-	-	559,615	-	559,615
Endesa Cemsa S.A.	Associate	Argentina	Argentine peso	45.0000%	2,743,725	-	144,312	-	(487,934)	-	-	2,400,103	-	2,400,103
Distrilec Inversora S.A. (1) y (2)	Associate	Argentina	Argentine peso	0.8875%	-	-	490,902	-	7,572	-	(7,363)	491,111	(349,405)	141,706
Centrales Hidroeléctricas de Aysén S.A.	Joint venture	Chile	Chilean peso	51.0000%	66,894,760	5,084,698	(2,294,594)	-	-	-	-	69,684,864	-	69,684,864
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.0000%	5,710,960	-	362,937	-	-	-	-	6,073,897	-	6,073,897
Inversiones GasAtacama Holding Ltda. (3)	Joint venture	Chile	U.S. dollar	50.0000%	96,207,755	-	17,002,146	-	10,418,066	-	-	123,627,967	-	123,627,967

				TOTALES	755,133,157	5,084,698	119,347,183	(109,557,940)	(10,659,126)	10,296,821	(3,626,873)	766,017,920	(5,336,587)	760,681,333

(1) Balances of negative equity reserves are presented in Other non-current financial liabilities.

(2) Significant influence is exercised through the Enersis (Endesa Chile’s parent) 51.5% ownership of Distrilec.

(3) In April 2014, the company Inversiones GasAtacama Holding Ltda. began to be included in the consolidation using the full integration method (see Notes 2.4.1, 5 and 13).

(4) The loss recognized during 2014 includes a provision for impairment of ThCh$69,066,857 as a result of uncertainty about the recoverability of this investment (see Note 34.5 and 39.2).

(5) Change in legal name on December 12, 2014 from Endesa Brasil SA to Enel Brasil SA.

b)	As of December 31, 2014 and 2013, no changes in ownership interest in our investment associates had occurred.

13.2	Additional financial information on investments in associated companies

The following tables show financial information as of December 31, 2014 and 2013 from the financial statements of the investments in associates where the Group has significant influence:

Investments with Significant Influence	December 31, 2014
	Ownership Interest	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Endesa Cemsa S.A.	45.00%	28,225,495	873,712	24,701,137	-	1,280,939	(1,622,171)	(341,232)	(594,259)	(935,491)

Enel Brasil S.A.	38.64%	754,829,591	2,402,919,071	481,334,130	959,822,163	2,269,559,959	(2,058,056,356)	211,503,603	23,085,739	234,589,342

Distrilec Inversora S.A.	0.89%	759,186	-	823,444	35,501,499	-	(48,377,741)	(48,377,741)	-	(48,377,741)

GNL Quintero S.A.	20.00%	98,325,654	597,812,711	20,036,542	600,107,009	117,435,890	(99,726,467)	17,709,423	68,785,714	86,495,137

Electrogas S.A.	42.50%	6,085,889	43,289,210	10,076,915	13,938,983	19,635,597	(9,150,599)	10,484,998	2,067,038	12,552,036

GNL Chile S.A.	33.33%	73,425,419	81,983	64,329,604	3,723,224	732,138,386	(728,840,589)	3,297,797	478,277	3,776,074

Investments with Significant Influence	December 31, 2013

	Ownership Interest	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Endesa Cemsa S.A.	45.00%	31,020,655	838,347	26,525,440	-	2,162,235	(1,841,541)	320,694	(1,084,299)	(763,605)

Enel Brasil S.A.	40.45%	828,001,927	2,190,312,917	507,172,891	806,219,181	1,871,470,844	(1,548,922,343)	322,548,501	(54,523,686)	268,024,815

Distrilec Inversora S.A.	0.89%	812,462	16,019,631	864,657	-	55,329,841	(14,799)	55,315,042	853,216	56,168,258

GNL Quintero S.A.	20.00%	88,131,062	566,951,431	34,063,764	597,031,096	100,431,648	(75,857,214)	24,574,434	39,791,400	64,365,834

Electrogas S.A.	42.50%	4,624,089	39,891,362	9,624,463	12,109,047	17,591,544	(7,741,439)	9,850,104	3,638,791	13,488,895

GNL Chile S.A.	33.33%	82,737,334	79,263	78,005,985	3,131,599	538,715,428	(538,302,314)	413,114	135,281	548,395

None of our associates have published price quotations.

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

- Additional information

i)	Ampla and Coelce

On September 11, 2012, the Brazilian government issued Temporary Law 579, which became permanent on January 13, 2013 and directly affects companies holding electric power generation, transmission, and distribution concessions, including Ampla and Coelce (subsidiaries of our associated company Enel Brasil SA). Among its provisions, this legislation establishes that the government, as concession grantor, will use the Valor Nuevo de Reemplazo (VNR, New Replacement Value) to make the corresponding indemnity payments to the concessionaires for those assets that have not been amortized at the end of the concession period.

As a result of this new development, our associate’s subsidiaries have changed how they value and classify the amounts they expect to recover in compensation when the concession period ends. The previous approach was based on the historic cost of the investments, and the rights to compensation were recorded as an account receivable. Now, however, they are valued on the basis of the VNR, and the compensation rights are classified as financial assets available for sale. Therefore, a new estimate was made of the amounts Ampla and Coelce expect to receive at the end of the concession period, and as of December 2014 ThCh$68,728,638 was recorded as a decrease to assets and a financial cost (ThCh$13,099,670 for Endesa Chile). As of December 31, 2013 ThCh$54,591,750 was recorded as an increase to assets and financial income (ThCh$9,659,610 for Endesa Chile) and as of December 31, 2012 ThCh$112,274,835 was recorded as an increase to assets and financial income (ThCh$14,182,820 for Endesa Chile). These were recorded as participation in the earnings of associates accounted for using the equity method.

-       Restrictions on funds transfers from associated companies

Enel Brasil must comply with certain financial ratios or covenants that require a minimum level of equity and restrict the transferring of assets to its owners. The Company’s ownership interest in Enel Brasil’s restricted net assets as of December 31, 2014 totaled ThCh$145,138,680.

13.3	Additional information on investments in joint ventures

The following tables present information from the financial statements of the main companies with which Endesa Chile has joint ventures as of December 31, 2014 and 2013:

	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.		Inversiones Gas Atacama Holding Ltda. (*)
Ownership Interest	51.0%	51.0%	50.0%	50.0%	50.0%	50.0%
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Total current assets	8,700,785	9,596,488	4,426,445	3,950,498	-	176,292,080
Total non-current assets	6,811,887	131,270,190	11,420,593	10,237,702	-	295,704,711
Total current liabilities	3,419,214	4,049,634	1,159,095	670,215	-	63,483,879
Total non-current liabilities	45,348	180,059	1,835,937	1,370,193	-	44,840,436
Cash and cash equivalents	319,670	1,727,261	3,930,814	3,450,144	-	108,934,464
Other current financial liabilities	-	-	-	-	-	14,865,354
Other non-current financial liabilities	-	-	-	-	-	-

Revenues	-	-	2,672,950	2,394,408	-	176,517,866
Depreciation and amortization expense	(52,978)	(69,316)	(738,927)	(680,519)	-	(11,145,909)
Impairment losses	(126,657,707)	-	-	-	-	-
Interest income	53,579	121,509	88,597	134,631	-	1,040,933
Interest expense	425,939	78,059	-	-	-	(1,575,774)
Income tax expense	-	1,333,808	(671,727)	(124,757)	-	(9,908,686)
Gains (losses)	(131,088,876)	(4,499,239)	704,214	725,873	-	34,042,459
Other comprehensive income	-	-	-	-	-	-
Comprehensive income	(131,088,876)	(4,499,239)	704,214	725,873	-	34,042,459

(*)See Note 2.4.1, 5 and 13.

14.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2014 and 2013 are detailed as follows:

Intangible Assets, Net	12-31-2014	12-31-2013
	ThCh$	ThCh$

Identifiable Intangible Assets, Net	52,451,833	56,048,545
Development costs	5,666,572	7,365,667
Easements and water rights	31,781,522	28,962,374
Concessions (1)	-	7,247,556
Patents, registered trademarks and other rights	1,514,216	1,824,734
Computer software	12,995,648	7,876,555
Other identifiable intangible assets	493,875	2,771,659

Intangible Assets, Gross	12-31-2014	12-31-2013
	ThCh$	ThCh$

Identifiable Intangible Assets, Gross	81,236,477	111,708,387
Development costs	8,192,203	7,427,040
Easements and water rights	38,543,363	34,833,865
Concessions (1)	-	40,203,523
Patents, registered trademarks and other rights	2,662,312	2,578,733
Computer software	25,534,402	18,596,553
Other identifiable intangible assets	6,304,197	8,068,673

Accumulated Amortization and Impairment	12-31-2014	12-31-2013
	ThCh$	ThCh$

Accumulated Amortization and Impairment	(28,784,644)	(55,659,842)
Development costs	(2,525,631)	(61,373)
Easements and water rights	(6,761,841)	(5,871,491)
Concessions (1)	-	(32,955,967)
Patents, registered trademarks and other rights	(1,148,096)	(753,999)
Computer software	(12,538,754)	(10,719,998)
Other identifiable intangible assets	(5,810,322)	(5,297,014)
(1) The detail of net concessions is the following:
Concession holder	12-31-2014	12-31-2013
	ThCh$	ThCh$

Soc. Concesionaria Túnel El Melón S.A. (Highway infrastructure) (*)	-	6,951,508
Other Concessions	-	296,048
Total	-	7,247,556
(*) See Note 11.

The reconciliation of the carrying amounts of intangible assets during the fiscal years 2014 and 2013 is as follows:

Año 2014

Changes in Intangible Assets	Development Costs	Easements and Water Rights	Concessions	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	7,365,667	28,962,374	7,247,556	1,824,734	7,876,555	2,771,659	56,048,545
Changes in identifiable intangible assets
Increases other than those from business combinations	1,990,879	1,778,162	-	280,380	5,355,491	-	9,404,912
Increase (decrease) from net foreign exchange differences	(311,518)	(431,185)	(3,305)	(91,295)	(11,790)	125,942	(723,151)
Amortización (*)	(2,734,208)	(1,272,127)	(2,564,216)	(613,665)	(850,304)	(7,207)	(8,041,727)
Increases (decreases) from transfers and other changes	(530,532)	2,744,298	(275,420)	(5,381)	628,545	(2,396,519)	164,991
Increases (decreases) from transfers	-	(557,131)	-	(5,381)	562,512	-	-
Increases (decreases) from other changes	(530,532)	3,301,429	(275,420)	-	66,033	(2,396,519)	164,991

Disposals and withdrawals from service	(113,716)	-	-	119,443	(2,849)	-	2,878
Withdrawals from service	(113,716)	-	-	-	(2,849)	-	(116,565)
Disposals	-	-	-	119,443	-	-	119,443
Decreases to be classified as held for sale	-	-	(4,404,615)	-	-	-	(4,404,615)
Total changes in identifiable intangible assets	(1,699,095)	2,819,148	(7,247,556)	(310,518)	5,119,093	(2,277,784)	(3,596,712)

Closing Balance at December 31, 2014	5,666,572	31,781,522	-	1,514,216	12,995,648	493,875	52,451,833

(*)	See Note 28 Depreciation and Amortization.

Año 2013

Changes in Intangible Assets	Development Costs	Easements and Water Rights	Concessions	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	6,254,623	29,572,872	9,728,025	1,482,187	5,943,571	2,771,347	55,752,625
Changes in identifiable intangible assets
Increases other than those from business combinations	1,365,305	(1,547)	-	335,933	2,583,972	-	4,283,663
Increase (decrease) from net foreign exchange differences	51,063	42,387	1,927	14,118	3,033	10,039	122,567
Amortization	(15,449)	(651,701)	(2,540,627)	(425,669)	(317,199)	(9,364)	(3,960,009)
Increases (decreases) from transfers and other changes	(116,213)	363	58,231	418,165	(336,213)	(363)	23,970
Increases (decreases) from transfers	(116,213)	363	58,231	418,165	(360,183)	(363)	-
Increases (decreases) from other changes	-	-	-	-	23,970	-	23,970

Disposals and withdrawals from service	(173,662)	-	-	-	(609)	-	(174,271)
Withdrawals from service	(173,662)	-	-	-	(609)	-	(174,271)

Total changes in identifiable intangible assets	1,111,044	(610,498)	(2,480,469)	342,547	1,932,984	312	295,920

Closing Balance at December 31, 2013	7,365,667	28,962,374	7,247,556	1,824,734	7,876,555	2,771,659	56,048,545

(*)	See Note 28 Depreciation and Amortization.

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of December 31, 2014 (see Note 3.d).

As of December 31, 2014 and 2013, the Company does not have significant intangible assets with an indefinite useful life.

15.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes for the fiscal years 2014 and 2013:

Company	Cash-Generating Unit	Balance at 01-01-2014	Increases from Business Combinations	Mergers	Foreign Currency Exchange Differences	Balance at 12-31-2014
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroeléctrica El Chocón S.A.	Hidroeléctrica El Chocón S.A.	8,565,202	-	-	(942,764)	7,622,438
Cía. Eléctrica Tarapacá S.A. (*)	Generación Chile	4,656,105	-	-	-	4,656,105
Edegel S.A.A.	Edegel S.A.A.	81,661,135	-	-	6,579,905	88,241,040
Emgesa S.A.E.S.P.	Emgesa S.A.E.S.P.	5,213,756	-	-	(327,692)	4,886,064
Inversiones GasAtacama Holding Ltda.	Inversiones Gasatacama Holding Ltda.	-	18,737,737	-	1,466,514	20,204,251

Total		100,096,198	18,737,737	-	6,775,963	125,609,898

Company	Cash-Generating Unit	Balance at 01-01-2013	Increases from Business Combinations	Mergers	Foreign Currency Exchange Differences	Balance at 12-31-2013
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroeléctrica El Chocón S.A.	Hidroeléctrica El Chocón S.A.	10,345,927	-	-	(1,780,725)	8,565,202
Compañía Eléctrica San Isidro S.A. (*)	Generación Chile	4,656,105	-	(4,656,105)	-	-
Cía. Eléctrica Tarapacá S.A. (*)	Generación Chile	-	-	4,656,105	-	4,656,105
Edegel S.A.A.	Edegel S.A.A.	81,550,712	-	-	110,423	81,661,135
Emgesa S.A.E.S.P.	Emgesa S.A.E.S.P.	5,194,342	-	-	19,414	5,213,756

Total		101,747,086	-	-	(1,650,888)	100,096,198

(*) Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A. on September 1, 2013; it is the latter company that legally continues to exist. Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá S.A. on November 1, 2013; it is the latter company that legally continues to exist.

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

6.	Inversiones GasAtacama Holding Limitada

On April 22, 2014, Endesa Chile purchased the 50% stake in Inversiones GasAtacama Holding Limitada held by Southern Cross Latin America Private Equity Fund III L.P. at that time (see Notes 2.4.1. 5 and 13).

According to the Endesa Chile management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying value as of December 31, 2014 and 2013 (see Note 3.b).

16.	PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant, and equipment as of December 31, 2014 and 2013:

Classes of Property,Plant and Equipment, Net	12-31-2014	12-31-2013
	ThCh$	ThCh$

Property, plant and equipment, net	5,230,428,848	4,692,288,945
Construction in progress	1,187,912,827	870,787,402
Land	59,924,326	56,927,135
Buildings	22,025,921	20,737,186
Plant and equipment	3,868,224,748	3,670,530,303
Fixtures and fittings	35,627,709	15,585,705
Finance leases	56,713,317	57,721,214

Classes of Property, Plant and Equipment, Gross	12-31-2014	12-31-2013
	ThCh$	ThCh$

Property, plant and equipment, gross	8,969,956,729	8,102,848,577
Construction in progress	1,187,912,827	870,787,402
Land	59,924,326	56,927,135
Buildings	42,788,328	36,365,813
Plant and equipment	7,514,750,306	7,007,488,465
Fixtures and fittings	84,793,177	55,297,001
Finance leases	79,787,765	75,982,761

Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	12-31-2014	12-31-2013
	ThCh$	ThCh$

Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(3,739,527,881)	(3,410,559,632)
Buildings	(20,762,407)	(15,628,627)
Plant and equipment	(3,646,525,558)	(3,336,958,162)
Fixtures and fittings	(49,165,468)	(39,711,296)
Finance leases	(23,074,448)	(18,261,547)

b)	The detail of, and changes in, property, plant, and equipment for the fiscal years 2014 and 2013 are as follows:

Changes in 2014	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2014	870,787,402	56,927,135	20,737,186	3,670,530,303	15,585,705	57,721,214	4,692,288,945
Increases other than those from business combinations	601,694,765	-	-	3,988	550,469	-	602,249,222
Acquisitions through business combinations (*)	10,802,165	3,216,432	-	171,934,311	13,707,483	-	199,660,391
Increase (decrease) from net foreign exchange differences	(49,116,078)	(180,363)	(631,466)	(17,912,049)	1,428,360	2,853,253	(63,558,343)
Depreciation (**)	-	-	(1,301,473)	(189,570,715)	(2,366,179)	(3,861,150)	(197,099,517)
Impairment losses recognized in the period’s net income (**)	-	-	-	(13,770,564)	-	-	(13,770,564)
Increases (decreases) from transfers and other changes	(246,310,557)	74	1,801,536	242,636,252	1,872,695	-	-
Increases (decreases) from transfers	(246,310,557)	74	1,801,536	242,636,252	1,872,695	-	-
Increases (decreases) from transfers from construction in process	(246,310,557)	74	1,801,536	242,636,252	1,872,695	-	-
Disposals and withdrawals from service	-	-	-	(186,817)	(40,632)	-	(227,449)
Withdrawals	-	-	-	(186,817)	(40,632)	-	(227,449)
Decreases to be classifed as held for sale	-	-	-	-	(81,432)	-	(81,432)
Other increases (decreases)	55,130	(38,952)	1,420,138	4,560,039	4,971,240	-	10,967,595
Total changes	317,125,425	2,997,191	1,288,735	197,694,445	20,042,004	(1,007,897)	538,139,903
Closing balance at December 31, 2014	1,187,912,827	59,924,326	22,025,921	3,868,224,748	35,627,709	56,713,317	5,230,428,848
(*) See Note 5.c. (**) See Note 16.f.7 and 28
Changes in 2013	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at January 1, 2013	577,918,459	57,740,580	20,349,421	3,724,595,456	16,230,612	118,407,864	4,515,242,392
Increases other than those from business combinations	386,015,474	-	22,103	697,175	575,244	361,737	387,671,733
Increase (decrease) from net foreign exchange differences	1,013,731	57,138	65,224	(12,811,471)	(153,197)	(1,321,091)	(13,149,666)
Depreciation (*)	-	-	(1,276,214)	(178,019,183)	(2,842,346)	(3,597,587)	(185,735,330)
Impairment losses recognized in the period’s net income	-	-	-	(6,599,318)	-	-	(6,599,318)
Increases (decreases) from transfers and other changes	(93,613,057)	(118,740)	1,576,652	146,433,600	1,791,464	(56,129,709)	(59,790)
Increases (decreases) from transfers	(93,589,089)	(118,740)	1,587,110	146,251,811	1,998,617	(56,129,709)	-
Increases (decreases) from transfers from construction in process	(93,589,089)	(118,740)	1,587,110	146,251,811	1,998,617	(56,129,709)	-
Increases (decreases) from other changes	(23,968)	-	(10,458)	181,789	(207,153)	-	(59,790)
Dispoals and withdrawals from service	(547,205)	(751,843)	-	(3,765,956)	(16,072)	-	(5,081,076)
Disposals	-	(742,271)	-	(3,563,694)	(15,665)	-	(4,321,630)
Withdrawals	(547,205)	(9,572)	-	(202,262)	(407)	-	(759,446)
Total changes	292,868,943	(813,445)	387,765	(54,065,153)	(644,907)	(60,686,650)	177,046,553
Closing balance at December 31, 2013	870,787,402	56,927,135	20,737,186	3,670,530,303	15,585,705	57,721,214	4,692,288,945

(*) See Note 28.

c)	Main investments

Material investments in the electricity generation business include developments in the program to create new capacity, including progress on the construction of the El Quimbo Hydroelectric Plant in Colombia with 400 MW of installed capacity and an average annual generation of 2,216 GWh. The construction involved additions of ThCh$175,419,903 as of December 31, 2014 (ThCh$150,262,546 as of December 31, 2013).

d)	Finance leases

As of December 31, 2014 and 2013, property, plant and equipment included ThCh$56,713,317 and ThCh$57,721,214, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2014			12-31-2013
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	11,492,537	1,587,086	9,905,451	8,070,754	1,542,836	6,527,918
From one to five years	43,679,052	4,302,450	39,376,602	35,600,426	3,914,414	31,686,012
More than five years	-	-	-	12,129,432	1,198,490	10,930,942
Total	55,171,589	5,889,536	49,282,053	55,800,612	6,655,740	49,144,872

(*)See Note 18.1

Leased assets primarily relate to:

1.        Endesa Chile S.A.: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2.        Edegel S.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions BBVA - Banco Continental, Banco de Crédito del Perú, Citibank del Peru, and Banco Internacional del Perú - Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 1.75% as of December 31, 2014 and 2013.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%.

e) Operating leases

The consolidated income statements at December 31, 2014 and 2013 include ThCh$4,464,950 and ThCh$2,581,257, respectively, for accrual of assets in operation during these periods for the operating lease agreements.

As of December 31, 2014 and 2013, the total future lease payments under these contracts are as follows:

	12-31-2014	12-31-2013
	ThCh$	ThCh$
Less than one year	1,687,492	1,881,393
From one to five years	7,098,048	7,863,950
More than five years	8,401,914	9,381,984
Total	17,187,454	19,127,327

f) Other information

1.	As of December 31, 2014 and 2013, Endesa Chile had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$89,623,698 and ThCh$24,394,815, respectively.

2.	As of December 31, 2014 and 2013, the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$21,952,283 and ThCh$35,100,296, respectively (see Note 34).

3.

The Company and its national and foreign subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million limit. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a €500 million limit. The premiums associated with these policies are presented proportionally for each company under the line item “Expenses paid in advance”.

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

These performance bonds amounted to US$74,795,164.44 and UF796,594.29 (approximately US$38,200,000). As of December 31, 2012 it was collected US$93,992,554 of these bonds and currently it is still pending to collect US$18,940,295, equivalent to ThCh$11,492,024 (see Note 34.3.a.6 and 39).

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

On October 17, 2012, Endesa Chile filed an arbitration request with the International Chamber of Arbitration of Paris in order to enforce the rights conferred upon it under the Contract (see Note 34.3.a.6).

6.

At the end of the 2012 fiscal year, our subsidiary Compañía Eléctrica Tarapacá S.A. recorded an impairment loss, which is still in effect, for ThCh$12,578,098 to adjust the book value of its property, plant and equipment to their recoverable value (see Note 3.d).

7.

At the end of the 2014 fiscal year, Endesa Chile SA recorded an impairment loss provision for ThCh$12,581,947 related to the Punta Alcalde project. This provision arises because the current definition of the project is not fully aligned with the strategy that the Company is reformulating, particularly with regard to technological leadership, and to community and environmental sustainability. Endesa Chile has decided to suspend the project pending clarification of its profitability (see Note 3.e and 39.3).

17.   DEFERRED TAXES

a)	The origin and changes in deferred tax assets and liabilities at December 31, 2014 and 2013 are as follows:

Deferred Tax Assets	Deferred Tax Assets Relating to
	Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other	Deferred Tax Assets
Opening balance at January 1, 2014	44,338,482	4,029,561	366,977	-	1,450,461	1,679,981	51,865,462
Increase (decrease) in profit or loss	573,564	3,699,561	(532,469)	(1,716)	6,332,662	3,972,077	14,043,679
Increase (decrease) in other comprehensive income	-	-	1,779,099	(348,587)	-	-	1,430,512
Acquisitions through business combinations (*)	-	879,716	-	-	537,933	974,882	2,392,531
Foreign currency translation	(2,365,601)	(63,965)	(55,492)	12,753		86,414	(2,385,891)
Transfers to (from) non-current assets and groups held for sale	-	(29,583)	(1,761)	-	(1,448,281)	(1,142,270)	(2,621,895)
Other increase (decrease)	(135,956)	(726,918)	(1,061,674)	391,810	(2,020,937)	(2,796,014)	(6,349,689)
Closing Balance at December 31, 2014	42,410,489	7,788,372	494,680	54,260	4,851,838	2,775,070	58,374,709

Deferred Tax Assets	Deferred Tax Assets Relating to
	Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Losses Carry forwards	Other	Deferred Tax Assets
Opening balance at January 1, 2013	47,982,561	3,868,511	471,979	-	8,368,959	1,109,261	61,801,271
Increase (decrease) in profit or loss	(1,213,098)	597,078	(515,971)	-	(9,824,726)	(1,398,992)	(12,355,709)
Increase (decrease) in other comprehensive income	(418,615)	-	708,258	-	-	-	289,643
Foreign currency translation	128,591	12,459	(954)	559	-	(96,200)	44,455
Other increase (decrease)	(2,140,957)	(448,487)	(296,335)	(559)	2,906,228	2,065,912	2,085,802
Closing Balance at December 31, 2013	44,338,482	4,029,561	366,977	-	1,450,461	1,679,981	51,865,462

(*) See Note 5.c.

Deferred Tax Liabilities	Deferred Tax Liabilities Relating to
	Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Liabilities
Opening balance at January 1, 2014	290,656,226	20,222	-	4,104,129	10,908,943	305,689,520
Increase (decrease) in profit or loss	38,037,322	379	1,210	(4,490,773)	14,414,698	47,962,836
Increase (decrease) in other comprehensive income	-	-	(3,674)	665,247	(1,306)	660,267
Acquisitions through business combinations (*)	27,088,856	-	-	-	1,834,311	28,923,167
Foreign currency translation	14,540,966	(307,279)		13,619	(813,443)	13,433,863
Transfers to (from) non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-
Other increase (decrease)	(8,752,968)	328,231	2,464	(129,160)	2,201,743	(6,349,690)
Closing Balance at December 31, 2014	361,570,402	41,553	-	163,062	28,544,946	390,319,963

Deferred Tax Liabilities	Deferred Tax Liabilities Relating to
	Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Liabilities
Opening balance at January 1, 2013	304,780,129	-	-	5,380,041	10,116,930	320,277,100
Increase (decrease) in profit or loss	(16,864,406)	20,099	(10,491)	937,186	963,333	(14,954,279)
Increase (decrease) in other comprehensive income	-	-	2,359	(2,213,576)	(61,684)	(2,272,901)
Foreign currency translation	(455,085)	498	-	575	(1,817,043)	(2,271,055)
Other increase (decrease)	3,195,588	(375)	8,132	(97)	1,707,407	4,910,655
Closing Balance at December 31, 2013	290,656,226	20,222	-	4,104,129	10,908,943	305,689,520

(*) See Note 5.c.

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its various subsidiaries will allow these assets to be recovered.

b)                As of December 31, 2014 and 2013, the Group has not recognized deferred tax assets related to tax losses carry forward totaling ThCh$9,087,377 and ThCh$20,174,721, respectively (see Note 3.o).

Endesa Chile has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$395,525,524 as of December 31, 2014 (ThCh$410,670,845 at December 31, 2013).

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

Country	Period
Chile	2012-2014
Argentina	2008-2014
Brazil	2009-2014
Colombia	2012-2014
Peru	2009-2014

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

The effects of deferred tax on the components of Other Comprehensive Income are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	December 31, 2014			December 31, 2013			December 31, 2012
	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial assets	(6,042)	1,306	(4,736)	109	(22)	87	582	(235)	346
Cash flow hedge	(138,419,154)	34,120,329	(104,298,825)	(80,955,947)	14,235,483	(66,720,464)	51,904,650	(19,893,304)	32,011,346
Foreign currency translation	(8,365,502)	-	(8,365,502)	(18,023,501)	-	(18,023,501)	(126,559,183)	-	(126,559,183)
Adjustments from associated companies and joint ventures	11,478,398	-	11,478,398	10,923,982	-	10,923,982	158,675	-	158,675
Actuarial income on defined-benefit pension plans	(4,680,070)	1,929,441	(2,750,629)	(3,618,423)	990,340	(2,628,083)	(4,355,056)	801,138	(3,553,917)

Income tax related to components of other income and expenses debited or credited to Equity	(139,992,370)	36,051,076	(103,941,294)	(91,673,780)	15,225,801	(76,447,979)	(78,850,332)	(19,092,401)	(97,942,733)

c)                Law No. 20.780 was published in the Diario Oficial (the Official Gazette) on September 29, 2014, modifying the income tax and other tax systems. The law stipulates that, starting in 2017, the current income tax system will be replaced with two alternative tax systems: the attributed income system and the partially integrated system.

The new law gradually increases the corporate income tax rate. The 2014 rate will increase to 21%, then to 22.5% in 2015, and up to 24% in 2016. Starting in 2017, taxpayers subject to the attributed income system will pay a tax rate of 25%, while the tax rate for companies covered under the partially integrated system will increase to 25.5% in 2017 and 27% in 2018.

The law also states that corporations will automatically be subject to the partially integrated system unless a future Special Shareholders’ Meeting agrees to select the attributed income system.

Assuming that the partially integrated system will be applied, since that is the system that will be automatically be used by corporations, and that a Special Shareholders’ Meeting has not been held to agree to use the alternate system, Endesa Chile has recognized directly in net income for the fiscal year the variations in its deferred tax assets and liabilities resulting as a direct effect of the increase in the corporate tax rate. Specifically, on December 31, 2014, a net charge of ThCh$59,956,195 was posted to Endesa Chile’s net income.

d)                In Colombia, Law 1,739 dated 2014 increased from 8% to 9% indefinitely the rate for the specific income tax for financing social programs known as CREE, levied on taxable profits earned each year for the tax year 2016 onwards. Additionally, this Law established the CREE surcharge of 5%, 6%, 8% and 9% for 2015, 2016, 2017 and 2018, respectively.

The effect of temporary differences involving the payment of less or more income tax in the current year is recorded as a deferred tax credit or debit respectively at the tax rates in effect when the differences are reversed (39% in 2015 40% in 2016, 42% in 2017, 43% in 2018 and 34% from 2019), provided there is a reasonable expectation that such differences will reverse in the future and that the asset will generate sufficient taxable income.

Due to this rate increase, the Colombian subsidiaries have recognized changes in their deferred tax assets and liabilities as of December 31, 2014. The net effect on income was a profit of ThCh$1,766,932.

e)                 In Peru, the rate of corporate income tax is 30% on taxable income, after deducting the employees profit share of 5% of taxable income, as of December 31, 2014 and 2013.

Law No. 30296 establishes that the applicable rate of corporate income tax on taxable income, after deducting the employees profit share will be as follows: 28% in 2015 and 2016, 27% in 2017 and 2018, and 26% from 2019 onwards.

Due to this rate increase, the Peruvian subsidiaries have recognized changes in their deferred tax assets and liabilities as of December 31, 2014. The net effect on income was a profit of ThCh$18,906,796.

18.   OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2014 and 2013 is as follows:

Other Financial Liabilities	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	287,550,354	1,790,657,084	349,285,334	1,535,382,432
Hedging derivatives (*)	681,811	28,758,801	1,590,779	900,927
Non-hedging derivatives (**)	2,526,798	6,286,982	164,983	-
Other financial liabilities	-	-	2,692,425	4,479,250

Total	290,758,963	1,825,702,867	353,733,521	1,540,762,609

(*)   See Note 20.2.a.

(**) See Note 20.2.b.

18.1   Interest-bearing borrowings

The detail of current and non-corrent interest-bearing borrowings as of December 31, 2014 and 2013 is as follows:

Classes of Loans that Accrue Interest	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Bank loans	34,908,368	158,762,494	139,167,439	144,138,738
Unsecured obligations	236,367,105	1,556,488,063	96,158,257	1,346,203,508
Secured obligations	-	-	4,828,233	-
Finance leases	9,905,451	39,376,602	6,527,918	42,616,954
Other obligations	6,369,430	36,029,925	102,603,487	2,423,232

Total	287,550,354	1,790,657,084	349,285,334	1,535,382,432

Bank loans by currency and contractual maturity as of December 31, 2014 and 2013 are as follows:

                     -    Summary of bank loans by currency and contractual maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
					Maturity			Maturity					Total Non-
					One to three months	Three to twelve months	Total Current at 12/31/2014	One to two years	Two to three years	Three to four years	Four to five years	More than five years	current at 12/31/2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.32%	3.66%	Unsecured	-	1,007,362	1,007,362	-	-	-	-	-	-
Chile	CH$	6.00%	6.00%	Unsecured	1,338	-	1,338	-	-	-	-	-	-
Peru	US$	3.02%	3.42%	Unsecured	2,472,247	8,382,913	10,855,160	38,628,554	17,850,471	16,254,959	255,432	-	72,989,416
Argentina	US$	13.33%	13.02%	Unsecured	11,451,387	2,126,669	13,578,056	1,022,595	-	-	-	-	1,022,595
Argentina	Ar$	37.26%	37.42%	Unsecured	2,861,876	6,395,181	9,257,057	6,999,683	-	-	-	-	6,999,683
Colombia	CP	7.78%	7.63%	Unsecured	-	209,395	209,395	-	-	-	-	77,750,800	77,750,800

				Total	16,786,848	18,121,520	34,908,368	46,650,832	17,850,471	16,254,959	255,432	77,750,800	158,762,494

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
					Maturity			Maturity					Total Non-
					One to three months	Three to twelve months	Total Current at 12/31/2014	One to two years	Two to three years	Three to four years	Four to five years	More than five years	current at 12/31/2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	1.77%	1.77%	Unsecured	403,872	106,087,194	106,491,066	858,299	-	-	-	-	858,299
Chile	CH$	6.00%	6.00%	Unsecured	-	176	176	-	-	-	-	-	-
Perú	US$	2.78%	2.78%	Unsecured	2,676,462	2,785,037	5,461,499	8,394,485	13,644,318	14,563,037	13,182,334	-	49,784,174
Argentina	US$	9.31%	9.31%	Unsecured	6,425,910	4,853,256	11,279,166	1,617,752	-	-	-	-	1,617,752
Argentina	Ar$	28.22%	28.22%	Unsecured	13,579,212	2,168,081	15,747,293	8,913,225	-	-	-	-	8,913,225
Colombia	CP	6.95%	6.84%	Unsecured	-	188,239	188,239	-	-	-	-	82,965,288	82,965,288

				Total	23,085,456	116,081,983	139,167,439	19,783,761	13,644,318	14,563,037	13,182,334	82,965,288	144,138,738

                     - Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2014 totaled ThCh$202,035,189 (ThCh$257,150,881 as of December 31, 2013). During both fiscal years, the borrowings have been classified as Level 2 fair values based on the entry data from the valuation techniques used (see Note 3.g).

                     -      Identification of Bank Borrowings by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	12-31-2014									12-31-2013
										Current			Non-current						Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current

Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.08%	3.93%	Quarterly	260,672	564,193	824,865	752,258	752,258	15,233,217	-	-	16,737,733	228,354	488,235	716,589	650,979	650,980	650,980	13,182,334	-	15,135,273
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.07%	2.97%	Quarterly	395,746	1,137,486	1,533,232	1,516,648	1,516,648	-	-	-	3,033,296	348,176	984,344	1,332,520	1,312,459	1,312,458	1,312,456	-	-	3,937,373
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	Quarterly	287,425	766,306	1,053,731	1,021,742	1,021,742	1,021,742	255,432	-	3,320,658	-	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.76%	0.78%	At maturity	-	-	-	-	-	-	-	-	-	2,099,932	-	2,099,932	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.48%	3.36%	Quarterly	1,516,649	5,914,928	7,431,577	13,498,170	14,559,823	-	-	-	28,057,993	-	1,312,458	1,312,458	6,431,047	11,680,880	12,599,601	-	-	30,711,528
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	0.98%	0.96%	At maturity	11,755	-	11,755	21,839,736	-	-	-	-	21,839,736	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	7.88%	7.73%	At maturity	-	55,892	55,892	-	-	-	-	20,393,652	20,393,652	-	50,016	50,016	-	-	-	-	21,761,387	21,761,387
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	7.68%	7.54%	At maturity	-	153,503	153,503	-	-	-	-	57,357,148	57,357,148	-	138,223	138,223	-	-	-	-	61,203,901	61,203,901
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	5.98%	Semi- annually	-	1,007,362	1,007,362	-	-	-	-	-	-	-	883,679	883,679	858,299	-	-	-	-	858,299
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	Monthly	1,338	-	1,338	-	-	-	-	-	-	-	176	176	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	Banco Santander C.H. SA Chile	USA	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	-	17,296,605	17,296,605	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	EDC	USA	US$	1.42%	1.34%	Semi- annually	-	-	-	-	-	-	-	-	-	380,556	375,606	756,162	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	The Bank of Tokyo- Mitsubishi, Ltd.	USA	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	-	17,296,605	17,296,605	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	Scotiabank & Trust Cayman Ltd	Cayman Islands	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	23,316	26,206,977	26,230,293	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	Mercantil Commercebank	USA	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	-	10,482,791	10,482,791	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	US$	1.56%	0.99%	At maturity	-	-	-	-	-	-	-	-	-	-	33,544,931	33,544,931		-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	30.40%	30.40%	At maturity	710,351	-	710,351	-	-	-	-	-	-	798,209	-	798,209	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	25.59%	23.00%	At maturity	-	-	-	-	-	-	-	-	-	99,258	-	99,258	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	35.75%	42.24%	At maturity	-	800,033	800,033	853,856	-	-	-	-	853,856	2,530,765	-	2,530,765	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	37.50%	44.68%	At maturity	-	302,809	302,809	350,571	-	-	-	-	350,571	1,075,305	-	1,075,305	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	18.85%	20.57%	At maturity	-	-	-	-	-	-	-	-	-	531,359	-	531,359	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Rĺo	Argentina	Ar$	32.00%	37.14%	At maturity	-	185,138	185,138	215,736	-	-	-	-	215,736	658,713	-	658,713	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	36.00%	42.59%	At maturity	-	-	-	-	-	-	-	-	-	1,154,665	-	1,154,665	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	35.00%	41.21%	At maturity	-	289,401	289,401	337,088	-	-	-	-	337,088	1,031,807	-	1,031,807		-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	32.50%	37.81%	At maturity	-	955,718	955,718	1,113,199	-	-	-	-	1,113,199	3,450,479	-	3,450,479	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	13.25%	13.92%	Quarterly	-	2,126,669	2,126,669	1,022,595	-	-	-	-	1,022,595	3,155,920	-	3,155,920	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	36.00%	42.59%	Quarterly	-	324,772	324,772	377,538	-	-	-	-	377,538	-	-	-	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	33.89%	30.63%	At maturity	1,461,573	-	1,461,573	-	-	-	-	-	-	1,651,420	-	1,651,420	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.35%	12.73%	Quarterly	5,725,691	-	5,725,691	-	-	-	-	-	-	1,634,992	2,426,628	4,061,620	808,876	-	-	-	-	808,876
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.35%	12.73%	Quarterly	2,862,848	-	2,862,848	-	-	-	-	-	-	817,499	1,213,314	2,030,813	404,438	-	-	-	-	404,438
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.35%	12.73%	Quarterly	2,862,848	-	2,862,848	-	-	-	-	-	-	817,499	1,213,314	2,030,813	404,438	-	-	-	-	404,438
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	33.70%	29.25%	At maturity	-	-	-	-	-	-	-	-	-	161,254	-	161,254	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado IV	Argentina	Ar$	41.43%	36.19%	Quarterly	158,689	813,581	972,270	862,890	-	-	-	-	862,890	100,275	498,659	598,934	2,050,042	-	-	-	-	2,050,042
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado IV	Argentina	Ar$	41.43%	36.19%	Quarterly	144,890	742,835	887,725	787,856	-	-	-	-	787,856	91,555	455,297	546,852	1,871,777	-	-	-	-	1,871,777
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado IV	Argentina	Ar$	41.43%	36.19%	Quarterly	137,990	707,462	845,452	750,339	-	-	-	-	750,339	87,195	433,616	520,811	1,782,645	-	-	-	-	1,782,645
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado IV	Argentina	Ar$	41.43%	36.19%	Quarterly	48,297	247,612	295,909	262,618	-	-	-	-	262,618	30,519	151,766	182,285	623,926	-	-	-	-	623,926
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad - Sindicado IV	Argentina	Ar$	41.43%	36.19%	Quarterly	20,699	106,119	126,818	112,552	-	-	-	-	112,552	13,080	65,042	78,122	267,397	-	-	-	-	267,397
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	41.43%	36.19%	Quarterly	179,387	919,701	1,099,088	975,440	-	-	-	-	975,440	113,354	563,701	677,055	2,317,438	-	-	-	-	2,317,438

				Total ThCh$								34,908,368						158,762,494			139,167,439						144,138,738
Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

18.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2014 and 2013 is as follows:

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
					Maturity			Maturity
					One to three months	Three to twelve months	Total Current at 12/31/2014	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current at 12/31/2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.55%	7.24%	Unsecured	10,600,825	123,527,558	134,128,383	-	-	-	-	419,950,580	419,950,580
Chile	U.F.	6.00%	5.48%	Unsecured	-	6,562,506	6,562,506	5,122,437	5,122,437	5,122,437	27,510,710	263,190,670	306,068,691
Peru	US$	7.01%	6.89%	Unsecured	4,852,113	-	4,852,113	12,133,186	-	6,066,593	4,953,980	12,133,186	35,286,945
Peru	Sol	6.40%	6.30%	Unsecured	156,702	8,008	164,710	-	-	-	5,074,099	5,074,099	10,148,198
Colombia	CP	8.07%	7.90%	Unsecured	90,659,393	-	90,659,393	-	43,326,710	55,611,108	92,241,270	593,854,561	785,033,649

				Total	106,269,033	130,098,072	236,367,105	17,255,623	48,449,147	66,800,138	129,780,059	1,294,203,096	1,556,488,063

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
					Maturity			Maturity
					One to three months	Three to twelve months	Total Current at 12/31/2013	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current at 12/31/2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.11%	7.99%	Unsecured	9,165,715	-	9,165,715	104,458,309	-	-	-	159,088,295	263,546,604
Chile	U.F.	6.00%	5.48%	Unsecured	-	6,273,391	6,273,391	4,848,388	4,848,388	4,848,388	4,848,388	274,591,313	293,984,865
Peru	US$	7.01%	6.89%	Unsecured	862,593	5,164,073	6,026,666	3,336,269	10,499,668	-	5,249,833	14,786,682	33,872,452
Peru	Sol	6.59%	6.48%	Unsecured	5,655,132	3,763,999	9,419,131	-	-	-	-	9,391,474	9,391,474
Colombia	CP	7.32%	7.19%	Unsecured	39,022,019	26,251,335	65,273,354	68,210,526	-	46,227,482	59,334,333	571,635,772	745,408,113

				Total	54,705,459	41,452,798	96,158,257	180,853,492	15,348,056	51,075,870	69,432,554	1,029,493,536	1,346,203,508

18.3 Secured liabilities

The detail of secured liabilities by currency and maturity as of December 31, 2014 and 2013 is as follows:

                    - Summary of secured liabilities by currency and maturity

There are no secured liabilities as of December 31, 2014. The secured liabilities as of December 31, 2013 are as follows:

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current
					Maturity		Total	Maturity					Total Non-
					One to three months	Three to twelve months	Current at 12/31/2013	One to two years	Two to three years	Three to four years	Four to five years	More than five years	current at 12/31/2013
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	Sol	6.25%	6.16%	Secured	4,828,233	-	4,828,233	-	-	-	-	-	-
				Total	4,828,233	-	4,828,233	-	-	-	-	-	-

                     - Fair value measurement and hierarchy

The fair value of current and non-current bond obligations, both secured and unsecured, as of December 31, 2014 totaled ThCh$2,088,424,694 (ThCh$1,784,141,097 as of December 31, 2013). During both periods, the obligations have been classified as Level 2 fair values based on the entry data from the valuation techniques used (see Note 3.h).

                - Secured and Unsecured Liabilities by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate		12-31-2014									12-31-2013
										Current			Non-current						Current			Non-current
									Secured/ Unsecured	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.25%	6.16%	Secured	-	-	-	-	-	-	-	-	-	4,828,233	-	4,828,233	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.70%	6.59%	Unsecured	-	-	-	-	-	-	-	-	-	5,425,591	-	5,425,591	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	Unsecured	-	8,008	8,008	-	-	-	-	5,074,099	5,074,099	-	7,410	7,410	-	-	-	-	4,695,737	4,695,737
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	Unsecured	156,702	-	156,702	-	-	-	5,074,099	-	5,074,099	145,018	-	145,018	-	-	-	-	4,695,737	4,695,737
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.86%	6.75%	Unsecured	-	-	-	-	-	-	-	-	-	84,523	3,756,589	3,841,112	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	Unsecured	165,699	-	165,699	-	-	-	-	6,066,593	6,066,593	143,391	-	143,391	-	-	-	-	5,249,834	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	Unsecured	-	-	-	-	-	-	-	-	-	-	5,164,073	5,164,073	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	Unsecured	171,325	-	171,325	-	-	-	4,953,980	-	4,953,980	148,259	-	148,259	-	-	-	-	4,287,014	4,287,014
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	Unsecured	3,977,405	-	3,977,405	-	-	-	-	-	-	105,649	-	105,649	3,336,269	-	-	-	-	3,336,269
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	Unsecured	184,210	-	184,210	6,066,593	-	-	-	-	6,066,593	159,409	-	159,409	-	5,249,834	-	-	-	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	Unsecured	100,099	-	100,099	6,066,593	-	-	-	-	6,066,593	86,622	-	86,622	-	5,249,834	-	-	-	5,249,834
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	Unsecured	165,694	-	165,694	-	-	6,066,593	-	-	6,066,593	143,386	-	143,386	-	-	-	5,249,833	-	5,249,833
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	Unsecured	87,681	-	87,681	-	-	-	-	6,066,593	6,066,593	75,877	-	75,877	-	-	-	-	5,249,834	5,249,834
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A5 Bonds	Colombia	CP	5.54%	5.43%	Unsecured	-	-	-	-	-	-	-	-	-	13,546,078	-	13,546,078	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A10 Bonds	Colombia	CP	8.21%	7.97%	Unsecured	54,029,298	-	54,029,298	-	-	-	-	-	-	410,041	-	410,041	57,333,471	-	-	-	-	57,333,471
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A102 Bonds	Colombia	CP	8.21%	7.97%	Unsecured	10,288,151	-	10,288,151	-	-	-	-	-	-	78,103	-	78,103	10,877,055	-	-	-	-	10,877,055
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B-103 Bonds	Colombia	CP	8.33%	8.33%	Unsecured	3,361,512	-	3,361,512	-	43,326,710	-	-	-	43,326,710	2,793,820	-	2,793,820	-	-	46,227,482	-	-	46,227,482
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B10 Bonds	Colombia	CP	8.97%	8.69%	Unsecured	530,887	-	530,887	-	-	-	40,793,373	-	40,793,373	452,160	-	452,160	-	-	-	-	43,524,534	43,524,534
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B15 Bonds	Colombia	CP	9.29%	8.99%	Unsecured	190,004	-	190,004	-	-	-	-	14,144,897	14,144,897	163,078	-	163,078	-	-	-	-	15,091,913	15,091,913
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	E5-09 Bonds	Colombia	CP	9.10%	8.80%	Unsecured	-	-	-	-	-	-	-	-	-	-	26,251,335	26,251,335	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B09-09 Bonds	Colombia	CP	9.00%	8.71%	Unsecured	1,307,418	-	1,307,418	-	-	55,611,108	-	-	55,611,108	1,116,939	-	1,116,939	-	-	-	59,334,333	-	59,334,333
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B12 Bonds	Colombia	CP	9.30%	9.00%	Unsecured	547,749	-	547,749	-	-	-	-	22,830,628	22,830,628	470,239	-	470,239	-	-	-	-	24,359,164	24,359,164
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Overseas Bonds	Colombia	CP	10.17%	10.17%	Unsecured	2,180,810	-	2,180,810	-	-	-	-	22,942,859	22,942,859	2,327,070	-	2,327,070	-	-	-	-	24,481,561	24,481,561
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds	Colombia	CP	10.17%	10.17%	Unsecured	15,671,786	-	15,671,786	-	-	-	-	163,885,784	163,885,784	16,722,841	-	16,722,841	-	-	-	-	174,754,259	174,754,259
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B10 Bonds	Colombia	CP	6.65%	6.49%	Unsecured	282,892	-	282,892	-	-	-	-	76,406,981	76,406,981	222,497	-	222,497	-	-	-	-	81,524,318	81,524,318
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B15 Bonds	Colombia	CP	6.77%	6.60%	Unsecured	191,716	-	191,716	-	-	-	-	50,934,262	50,934,262	151,650	-	151,650	-	-	-	-	54,347,606	54,347,606
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B12- 13 Bonds	Colombia	CP	8.17%	7.93%	Unsecured	455,387	-	455,387	-	-	-	-	92,464,960	92,464,960	379,429	-	379,429	-	-	-	-	98,661,277	98,661,277
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B6- 13 Bonds	Colombia	CP	7.40%	7.20%	Unsecured	174,976	-	174,976	-	-	-	38,854,059	-	38,854,059	142,037	-	142,037	-	-	-	-	41,454,410	41,454,410
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B6-13 Bonds	Colombia	CP	7.40%	7.20%	Unsecured	56,716	-	56,716	-	-	-	12,593,838	-	12,593,838	46,037	-	46,037	-	-	-	-	13,436,730	13,436,730
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B16- 14	Colombia	CP	7.30%	7.10%	Unsecured	403,310	-	403,310	-	-	-	-	41,380,613	41,380,613	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B10- 14	Colombia	CP	6.97%	6.79%	Unsecured	443,930	-	443,930	-	-	-	-	47,472,761	47,472,761	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Quimbo B6- 14	Colombia	CP	6.54%	6.39%	Unsecured	295,149	-	295,149	-	-	-	-	33,378,162	33,378,162	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B6-14 Bonds	Colombia	CP	6.54%	6.39%	Unsecured	247,702	-	247,702	-	-	-	-	28,012,654	28,012,654	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon—First Series S-1	USA	US$	7.96%	7.88%	Unsecured	4,098,882	-	4,098,882	-	-	-	-	123,713,346	123,713,346	3,543,987	-	3,543,987	-	-	-	-	106,741,471	106,741,471
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon —First Series S-2	USA	US$	7.40%	7.33%	Unsecured	1,310,741	-	1,310,741	-	-	-	-	42,390,409	42,390,409	1,133,296	-	1,133,296	-	-	-	-	36,596,392	36,596,392
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon —First Series S-3	USA	US$	8.26%	8.13%	Unsecured	830,186	-	830,186	-	-	-	-	18,905,448	18,905,448	717,798	-	717,798	-	-	-	-	15,750,432	15,750,432
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon —144—A	USA	US$	8.83%	8.63%	Unsecured	4,361,016	121,350,000	125,711,016	-	-	-	-	-	-	3,770,634	-	3,770,634	104,458,309	-	-	-	-	104,458,309
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon —Single Series 24296	USA	US$	5.30%	4.25%	Unsecured	-	2,177,558	2,177,558	-	-	-	-	234,941,377	234,941,377	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander - 317 Series-H	Chile	U.F.	7.17%	6.20%	Unsecured	-	6,054,055	6,054,055	5,122,437	5,122,437	5,122,437	5,122,437	42,939,415	63,429,163	-	5,792,134	5,792,134	4,848,388	4,848,388	4,848,388	4,848,388	45,132,233	64,525,785
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander 522 Series-M	Chile	U.F.	4.82%	4.75%	Unsecured	-	508,451	508,451	-	-	-	22,388,273	220,251,255	242,639,528	-	481,257	481,257	-	-	-	-	229,459,080	229,459,080
				Total	ThCh$							236,367,105						1,556,488,063			100,986,490						1,346,203,508

Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured obligations detailed above.

                     - Detail of Finance Lease Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	12-31-2014									12-31-2013
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
91,081,000-6	Endesa Chile S.A.	Chile	87,509,100-K	Abengoa Chile	Chile	US$	6.50%	-	1,470,563	1,470,563	2,427,000	1,566,150	1,667,950	1,776,367	10,215,436	17,652,903	-	1,193,881	1,193,881	1,271,483	1,354,129	1,442,148	1,535,887	10,930,941	16,534,588
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	1.98%	2,122,504	6,312,384	8,434,888	8,416,512	13,307,187	-	-	-	21,723,699	1,347,864	3,986,173	5,334,037	7,283,379	7,283,379	11,515,608	-	-	26,082,366

				Total	ThCh$					9,905,451						39,376,602			6,527,918						42,616,954

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

                         - Other Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	12-31-2014									12-31-2013
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	0.25%	-	2,391,399	2,391,399	7,362,677	7,362,678	7,362,678	4,532,769	-	26,620,802	73,993,677	-	73,993,677		-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	0.25%	-	-	-	-	-	-	-	-	-	22,907,475	-	22,907,475		-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	-	3,099,889	3,099,889	-	-	-	-	-	-	3,249,165	2,171,469	5,420,634	1,447,643	-	-	-	-	1,447,643
Foreign	Hidroinvest S.A.	Argentina	Foreign	Others	Argentina	US$	2.33%	-	331,928	331,928	-	-	-	-	-	-	-	281,066	281,066		-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Others	Argentina	Ar$	23.54%	32,719	-	32,719	-	-	-	-	-	-	-	-	-	975,589	-	-	-	-	975,589
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.78%	513,495	-	513,495	9,409,123	-	-	-	-	9,409,123	635	-	635		-	-	-	-	-

				Total	ThCh$					6,369,430						36,029,925			102,603,487						2,423,232

Appendix No. 4 letter d) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle these Other Obligations.

18.4	Hedged debt

Of the U.S. dollar denominated debt held by Endesa Chile, as of December 31, 2014, ThCh$761,130,114 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (see Note 3.l). As of December 31, 2013, this amount was ThCh$754,177,869.

The following table details changes in “Reserve for cash flow hedges” as of December 31, 2014 and 2013 due to exchange differences corresponding to this debt:

HEDGING RESERVE	12-31-2014	12-31-2013	12-31-2012
	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at beginning of year	2,365,784	57,592,447	42,149,742
Foreign currency exchange differences recorded in net equity	(53,502,315)	(41,334,780)	30,348,917
Recognition of foreign currency exchange differences in profit (loss)	(13,702,067)	(13,763,582)	(14,713,619)
Foreign currency translation differences	308,388	(128,301)	(192,593)

Balance in hedging reserves (hedging income) at year end	(64,530,210)	2,365,784	57,592,447

18.5	Other information

As of December 31, 2014 and 2013, Endesa Chile had long-term lines of credit unconditionally available for use amounting to ThCh$200,530,219 and ThCh$153,458,192, respectively.

19.	RISK MANAGEMENT POLICY

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

19.1	Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 67% as of December 31, 2014.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

The financial debt structure of the Endesa Chile Group detailed by fixed and/or hedged and floating interest rate on total net debt, net of hedging derivative instruments, is as follows:

Net position:

	12-31-2014%	12-31-2013%
Fixed interest rate	67%	71%
Floating interest rate	33%	29%
Total	100%	100%

19.2	Exchange rate risk

Exchange rate risks involve basically the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

-	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.

-	Revenues in Group companies directly linked to changes in currencies other than those of its cash flows.

-	Cash flows from foreign subsidiaries to Chilean parent companies which are exposed to exchange rate fluctuations.

In order to mitigate exchange rate risk, the Endesa Chile Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3	Commodities risk

The Endesa Chile Group has a risk exposure to price changes in certain commodities, due basically to:

-	Purchases of fuel used to generate electricity.

-	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and, in the case of regulated customers subject to long-term tender agreements, it determines indexation polynomials that help reduce exposure to commodity risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Company is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2014 there were swap hedges for 266,000 barrels of Brent oil for January 2015 and 350,000 MMBTU of Henry Hub gas for February 2015. As of December 31, 2013, there were no derivative operations in effect for commodities.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities

19.4	Liquidity risk

The Group’s liquidity risk management policy consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 18, 20, and Appendix No. 4, respectively.

As of December 31, 2014, the Endesa Chile Group has liquidity of cash and cash equivalent totaling ThCh$336,628,803 and unconditionally available lines of long-term credit totaling ThCh$200,530,219. As of December 31, 2013, the Endesa Chile Group had ThCh$323,807,379 in cash and cash equivalents and ThCh$153,458,192 in unconditionally available lines of long-term credit.

19.5	Credit risk

The Endesa Chile Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short-term period of collections from customers, resulting in non-significant cumulative receivables amounts.

In some countries, regulations allow the suspension of energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very low.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade whenever possible) with thresholds established for each entity.

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

19.6	Risk measurement

The Endesa Chile Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

-	Financial debt.
-	Hedge derivatives for debt, dividends and projects.

The VaR determined represents the potential variation in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

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

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, thereby obtaining a distribution of possible values at one day. The one-day 95%-confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one day.

Taking into account the assumptions described above, the VaR of the previously discussed positions, broken down by type of position, is shown in the following table:

Financial Positions	Balance at
	12-31-2014	12-31-2013
	ThCh$	ThCh$
Interest rate	20,291,690	8,035,082
Exchange rate	2,632,675	2,205,128
Correlation	(3,443,888)	(3,291,060)
Total	19,480,477	6,949,150

These values represent the potential increase of the Debt and Derivatives’ Portfolio, thus these Values At Risk are inherently related, among other factors, to the Portfolio’s value at each years’ end.

The VaR positions have varied during the fiscal years 2014 and 2013 depending on the start/maturity of operations.

20.	FINANCIAL INSTRUMENTS

20.1	Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2014 and 2013 is as follows:

	December 31, 2014
	Financial assets held for trading ThCh$	Financial assets at fair value with change in profit or loss ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives for hedging ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	2,958,770	-	-	-	-	1,221,342
Other financial assets	-	-	20,669,908	514,497,938	-	-

Total current	2,958,770	-	20,669,908	514,497,938	-	1,221,342

Equity instruments	-	-	-	-	4,203,002	-
Derivative instruments	22,002	-	-	-	-	3,711,802
Other financial assets	-	-	-	141,216,512	-	-

Total non-current	22,002	-	-	141,216,512	4,203,002	3,711,802

Total	2,980,772	-	20,669,908	655,714,450	4,203,002	4,933,144

	December 31, 2013
	Financial assets held for trading ThCh$	Financial assets at fair value with change in profit or loss ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives for hedging ThCh$

Equity instruments	-	-	-	-	-	-
Derivative instruments	2,063,414	-	-	-	-	21,128,524
Other financial assets	-	-	944,540	440,784,801	-	-

Total current	2,063,414	-	944,540	440,784,801	-	21,128,524

Equity instruments	-	-	-	-	4,043,782	-
Derivative instruments	-	-	-	-	-	16,507
Other financial assets	-	-	-	131,597,410	-	-

Total non-current	-	-	-	131,597,410	4,043,782	16,507

Total	2,063,414	-	944,540	572,382,211	4,043,782	21,145,031

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2014 and 2013 is as follows:

	December 31, 2014
	Financial liabilities held for trading	Financial liabilities at fair value with change in profit or loss	Loans and payables	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	-	287,550,354	-
Derivative instruments	2,526,798	-	-	681,811
Other financial liabilities	-	-	929,823,592	-

Total current	2,526,798	-	1,217,373,946	681,811

Interest-bearing loans	-	-	1,790,657,084	-
Derivative instruments	6,286,982	-	-	28,758,801
Other financial liabilities	-	-	3,711,078	-

Total non-current	6,286,982	-	1,794,368,162	28,758,801

Total	8,813,780	-	3,011,742,108	29,440,612

	December 31, 2013
	Financial liabilities held for trading	Financial liabilities at fair value with change in profit or loss	Loans and payables	Financial derivatives for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	-	351,977,759	-
Derivative instruments	164,983	-	-	1,590,779
Other financial liabilities	-	-	760,841,156	-

Total current	164,983	-	1,112,818,915	1,590,779

Interest-bearing loans	-	-	1,539,861,682	-
Derivative instruments	-	-	-	900,927

Total non-current	-	-	1,539,861,682	900,927

Total	164,983	-	2,652,680,597	2,491,706

20.2	Derivative instruments

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2014 and 2013, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2014				December 31, 2013
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest rate hedge:	-	16,166	14,637	582,788	-	6,692	1,215,744	892,361
Cash flow hedge	-	16,166	14,637	582,788	-	6,692	1,215,744	892,361
Exchange rate hedge:	1,221,342	3,695,636	667,174	28,176,013	21,128,524	9,815	375,035	8,566
Cash flow hedge	1,221,342	3,695,636	667,174	28,176,013	21,128,524	9,815	375,035	8,566

Total	1,221,342	3,711,802	681,811	28,758,801	21,128,524	16,507	1,590,779	900,927

-	General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of hedge instruments	Description of hedge instrument	Description of instrument hedged	Fair value of instruments hedged	Fair value of instruments hedged	Type of risks hedged
			12-31-2014	12-31-2013
			ThCh$	ThCh$

SWAP	Interest rate	Bank borrowings	(581,259)	(2,101,413)	Cash flow
SWAP	Exchange rate	Unsecured obligations (bonds)	(23,926,209)	20,754,738	Cash flow

For the fiscal years ended December 31, 2014 and 2013, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

b)	Financial derivative instrument assets and liabilities at fair value with changes in net income

As of December 31, 2014 and 2013, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2014				December 31, 2013
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$

Non-hedging derivative instruments	2,958,770	2,526,798	22,002	6,286,982	2,063,414	164,983	-	-

c)	Other information on derivatives

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2014 and 2013:

Financial Derivatives	December 31, 2014
	Fair Value ThCh$	Notional Value
		Less than one year ThCh$	1 - 2 years ThCh$	2 - 3 years ThCh$	3 - 4 years ThCh$	4 - 5 years ThCh$	More than 5 years ThCh$	Total ThCh$
Interest rate hedge:	(581,259)	7,702,083	7,702,083	11,296,190	-	-	-	26,700,356
Cash flow hedge	(581,259)	7,702,083	7,702,083	11,296,190	-	-	-	26,700,356
Exchange rate hedge:	(23,926,209)	7,029,775	-	-	-	260,451,370	-	267,481,145
Cash flow hedge	(23,926,209)	7,029,775	-	-	-	260,451,370	-	267,481,145
Derivatives not designated for hedge accounting	(5,833,008)	87,814,734	46,908,791	45,078,924	19,426,499	-	-	199,228,948

Total	(30,340,476)	102,546,592	54,610,874	56,375,114	19,426,499	260,451,370	-	493,410,449

Financial Derivatives	December 31, 2013
	Fair Value ThCh$	Notional Value
		Less than one year ThCh$	1 - 2 years ThCh$	2 - 3 years ThCh$	3 - 4 years ThCh$	4 - 5 years ThCh$	More than 5 years ThCh$	Total ThCh$
Interest rate hedge:	(2,101,413)	110,136,027	6,659,398	6,659,398	9,766,945	-	-	133,221,768
Cash flow hedge	(2,101,413)	110,136,027	6,659,398	6,659,398	9,766,945	-	-	133,221,768
Exchange rate hedge:	20,754,738	229,800,552	1,041,243	-	-	-	-	230,841,795
Cash flow hedge	20,754,738	229,800,552	1,041,243	-	-	-	-	230,841,795
Derivatives not designated for hedge accounting	1,898,431	128,427,671	-	-	-	-	-	128,427,671

Total	20,551,756	468,364,250	7,700,641	6,659,398	9,766,945	-	-	492,491,234

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3	Fair value hierarchies

a)	Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.f.5.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2014 and 2013:

Financial instruments measured at fair value
		Fair value measured at end of reporting period using:

	12-31-2014	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$

Financial Assets
Financial derivatives designated as cash flow hedge	4,933,144	-	4,933,144	-
Financial derivatives not designated for hedge accounting	2,980,772	-	2,980,772	-
Available-for-sale financial assets, non-current	331,550	331,550	-	-

Total	8,245,466	331,550	7,913,916	-

Financial Liabilities
Financial derivatives designated as cash flow hedge	29,440,612	-	29,440,612	-
Financial derivatives not designated for hedge accounting	8,813,780	-	8,813,780	-

Total	38,254,392	-	38,254,392	-

Financial instruments measured at fair value
		Fair value measured at end of reporting period using:
	12-31-2013	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	21,145,031	-	21,145,031	-
Financial derivatives not designated for hedge accounting	2,063,414	-	2,063,414	-
Available-for-sale financial assets, non-current	6,468	6,468	-	-

Total	23,214,913	6,468	23,208,445	-

Financial Liabilities
Financial derivatives designated as cash flow hedge	2,491,706	-	2,491,706	-
Financial derivatives not designated for hedge accounting	164,983	-	164,983	-

Total	2,656,689	-	2,656,689	-

b)	The following is the reconciliation between opening and closing balances for financial instruments whose fair value is classified at level 3:

Non-current Interest-bearing Borrowings	ThCh$

Balance at January 1, 2013	2,022,260
Total profit recognized in financial profit or loss	(2,022,260)

Balance at December 31, 2013	-
Total profit recognized in financial profit or loss	-

Balance at December 31, 2014	-

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

21.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of December 31, 2014 and 2013 is as follows:

	Current		Non-current
Trade and Other Payables	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Trade payables	106,970,790	97,750,747	-	-
Other payables	585,327,556	350,176,245	3,711,078	-

Total	692,298,346	447,926,992	3,711,078	-

The detail of trade accounts and other payables as of December 31, 2014 and 2013 is as follows:

	Current		Non-current
Trade and Other Payables	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Energy suppliers	71,502,579	74,733,982	-	-
Fuel and natural gas suppliers	35,468,211	23,016,765	-	-
Taxes other than Corporate Income Tax	30,076,590	33,175,985	-	-
Payables for goods and services	283,735,659	188,337,203	-	-
Dividends payable to non-controlling interests	182,128,890	73,127,481	-	-
Mitsubishi contract (LTSA)	34,214,611	24,837,227	-	-
Other payables	55,171,806	30,698,349	3,711,078	-

Total	692,298,346	447,926,992	3,711,078	-

See Note 19.4 for the description of the liquidity risk management policy

The detail of payments due and paid as of December 31, 2014 and 2013 is presented in Appendix 7.

22.	PROVISIONS

a)	The breakdown of provisions as of December 31, 2014 and 2013 is as follows:

Provisions	Current		Non-current
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Legal proceedings	23,866,779	9,025,839	388,126	738,840
Decommissioning and restoration (*)	-	-	28,388,046	20,267,967
Suppliers and services	1,798,849	1,798,849	-	-
Environmental provisions	6,689,829	12,139,002	77,383	-
Other	5,996,531	7,377,470	-	-

Total	38,351,988	30,341,160	28,853,555	21,006,807

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the provisioned matters (See note 3.l)

(*) See Note 3.a.

b)	Changes in provisions as of December 31, 2014 and 2013 are as follows:

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning and Restoration ThCh$	Other Provisions ThCh$	Total ThCh$
Opening balance at January 1, 2014	9,764,679	20,267,967	21,315,321	51,347,967
Changes in Provisions
Additional provisions	-	6,684,278	-	6,684,278
Increase (decrease) in existing provisions	(164,004)	-	(528,008)	(692,012)
Provisions used	(2,361,954)	-	-	(2,361,954)
Increase for adjustment to value of money over time	-	1,205,276	62,493	1,267,769
Foreign currency translation	(110,904)	230,525	(2,071,722)	(1,952,101)
Other increase (decrease)	17,127,088	-	(4,215,492)	12,911,596
Total changes in provisions	14,490,226	8,120,079	(6,752,729)	15,857,576

Closing Balance at December 31, 2014	24,254,905	28,388,046	14,562,592	67,205,543

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning and Restoration ThCh$	Other Provisions ThCh$	Total ThCh$
Opening balance at January 1, 2013	5,576,884	19,176,517	18,921,906	43,675,307
Increase (decrease) in existing provisions	5,455,657	-	9,297,563	14,753,220
Provisions used	(168,092)	-	(7,000,661)	(7,168,753)
Increase for adjustment to value of money over time	-	1,085,205	54,712	1,139,917
Foreign currency translation	(425,371)	6,245	99,135	(319,991)
Other increase (decrease)	(674,399)	-	(57,334)	(731,733)
Total changes in provisions	4,187,795	1,091,450	2,393,415	7,672,660

Closing Balance at December 31, 2013	9,764,679	20,267,967	21,315,321	51,347,967

23.	EMPLOYEE BENEFIT OBLIGATIONS

23.1	General information

Endesa Chile and certain of its subsidiaries in Chile, Colombia, Peru and Argentina provide various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

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

Health benefit: The beneficiary receives health coverage in addition to that to which s/he is entitled under applicable social security regime.

-	Other benefits:

Five-year benefits: A benefit certain employees receive after 5 years; accrues from the second year onwards.

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

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

23.2	Details, changes and presentation in financial statements

a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2014 and 2013 are as follows:

	12-31-2014	12-31-2013
	ThCh$	ThCh$

Post-employment obligations	43,461,827	40,868,802
Total	43,461,827	40,868,802

Non-current portion	43,461,827	40,868,802

b)	The balance and changes in post-employment defined benefit obligations as of December 31, 2014 and 2013 are as follows:

Net Actuarial Liabilities	ThCh$
Opening balance at January 1, 2013	39,672,411
Service cost during the period	1,252,990
Net interest cost	2,546,022
Actuarial (gains) losses from changes in financial assumptions	995,219
Actuarial (gains) losses from changes in seniority adjustments	2,623,204
Foreign currency translation differences	(502,403)
Contributions paid during the period	(5,471,428)
Transfer of personnel	(247,213)

Closing balance at December 31, 2013	40,868,802

Service cost during the period	1,306,750
Net interest cost	3,043,960
Actuarial (gains) losses from changes in financial assumptions	2,177,069
Actuarial (gains) losses from changes in seniority adjustments	2,503,001
Foreign currency translation differences	(1,864,029)
Contributions paid during the period	(5,554,487)
Cost of past services	478,603
Transfer of personnel	(692,467)
Defined benefit plan obligations from business combinations	1,297,048
Transferred to held for sale	(102,423)

Closing balance at December 31, 2014	43,461,827

As of December 31, 2014, of the total amount of post-employment benefit obligations, 43.45% is from defined benefit plans in Chilean companies (37.77% at December 31, 2013); 45.54% is from defined benefit plans provided by our subsidiary Emgesa in Colombia (52.65% at December 31, 2013), 9.19% is from defined benefit plans in the EASA Group in Argentina (8.02% at December 31, 2013), and 1.82% from defined benefit plans granted by Edegel in Peru (1.56% at December 31, 2013).

Group companies make no contributions to funds for financing the payment of these benefits.

c)	The following amounts were recognized in the consolidated statement of comprehensive income as of December 31, 2014, 2013 and 2012:

Expense Recognized in Comprehensive Income Statement	12-31-2014	12-31-2013	12-31-2012
	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	1,306,750	1,252,990	1,158,442
Interest cost for defined benefits plan	3,043,960	2,546,022	2,675,565
Cost of past services	478,603	-	-

Expenses recognized in Net Income Statement	4,829,313	3,799,012	3,834,007

Gains (losses) from remeasurement of defined benefit plans	4,680,070	3,618,423	4,355,055

Total expense recognized in Comprehensive Income Statement	9,509,383	7,417,435	8,189,062

23.3	Other disclosures

Actuarial assumptions

As of December 31, 2014 and 2013 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Colombia		Argentina		Peru
	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013

Discount rates used	4.6%	5.4%	7.40%	7.25%	5.50%	5.50%	6.35%	6.80%
Expected rate of salary increases	4.0%	3.0%	4.00%	4.00%	0.00%	0.00%	3.00%	3.00%
Mortality tables	RV 2009	RV 2004	RV 2008	RV 2008	RV 2004	RV 2004	RV 2009	RV 2004

Sensitivity

As of December 31, 2014, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$3,064,996 (ThCh$2,961,820 as of December 31, 2013) if the rate rises and an increase of ThCh$3,616,170 (ThCh$3,508,902 as of December 31, 2013) if the rate falls.

Defined contributions

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payables to the defined contribution plans by the Group. For the year ended December 31, 2014, the amounts recognized in Edegel as expenses were ThCh$586,839 (ThCh$425,242 at December 31, 2013).

Future disbursements

The estimates available indicate that ThCh$6,690,715 will be disbursed for defined benefit plans in the coming year.

Length of commitments

The Endesa Group’s obligations have a weighted average length of 13.93 years, and the flow for benefits for the next 5 years and more is expected to be as follows:

Years	ThCh$

1	6,690,715
2	4,422,304
3	3,658,881
4	3,688,282
5	3,637,450
More than 5	22,563,282

24.	TOTAL EQUITY

24.1	Equity attributable to the shareholders of Endesa Chile

24.1.1	Subscribed and paid-up capital and number of shares

Endesa Chile’s share capital as of December 31, 2014 and 2013 is ThCh$1,331,714,085, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX), There has been no change in the number of shares during the fiscal years 2014 and 2013.

Capital contributions made in 1986 and 1994 resulted in share premiums amounting to ThCh$206,008,557.

24.1.2	Dividends

Endesa Chile’s Ordinary Shareholders’ Meeting held on April 15, 2013 approved the distribution of a minimum obligatory dividend (interim dividend No. 55 represents a portion of this dividend), as well as an additional dividend for a total of Ch$21.57628. With interim dividend No. 55 having been paid on January 31, 2014, the remaining portion of final dividend No. 56, amounting to Ch$17.698562, was distributed and paid on May 15, 2014.

Endesa Chile’s Ordinary Shareholders’ Meeting held on April 22, 2014 approved a dividend policy of distributing 50% of 2014 net income in final dividends; the Board expects to comply with this policy during 2014. Furthermore, it intends to distribute an interim dividend, to be charged against 2014 net income, of up to 15% of net income as of December 31, 2014, as shown in the financial statements at that date. This interim dividend will be paid in January 2015.

The final dividend will be determined by the Ordinary Shareholders’ Meeting to be held in the first four months of 2015.

Fulfillment of the aforementioned dividend plan is subject to the actual net income earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid by the Company in recent years:

Dividend Number	Type of Dividend	Payment date	Pesos per Share	Charged to
49	Interim	01-26-2011	6.42895	2010
50	Final	05-11-2011	26.09798	2010
51	Interim	01-19-2012	5.08439	2011
52	Final	05-17-2012	22.15820	2011
53	Interim	01-24-2013	3.04265	2012
54	Final	05-09-2013	11.24302	2012
55	Interim	01-31-2014	3.87772	2013
56	Final	05-15-2014	17.69856	2013

24.2	Foreign currency translation reserves

The following table details currency translation adjustments attributable to the shareholders of Endesa Chile in the consolidated statement of financial position as of December 31, 2014, 2013 and 2012:

Reserves for Accumulated Currency Translation Differences	December 31, 2014 ThCh$	December 31, 2013 ThCh$	December 31, 2012 ThCh$
Emgesa	69,075,372	89,562,631	87,759,605
Generandes Perú	69,304,036	38,809,462	38,277,898
Gasatacama	19,881,460	11,075,533	(470,689)
Hidroeléctrica el Chocón	(53,592,631)	(46,868,871)	(34,547,702)
Endesa Argentina	(13,561,202)	(13,287,564)	(11,156,246)
Endesa Costanera	10,185,346	7,083,247	1,207,868
Enel Brasil	(105,465,588)	(122,479,241)	(96,701,494)
GNL Quintero	(3,824,104)	(5,035,164)	(4,976,893)
Others	(3,412,559)	(4,469,624)	(4,804,261)

TOTAL	(11,409,870)	(45,609,591)	(25,411,914)

24.3	Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a solid financial position.

24.4	Restrictions on subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transfer of assets to the parent company. The Group’s restricted net assets as of December 31, 2014 from its subsidiaries Edegel and Chocón are ThCh$76,179,011 and ThCh$56,298,520, respectively.

24.5	Other reserves

Other reserves within Equity attributable to shareholders of Endesa Chile as of December 31, 2014, 2013 and 2012 are as follows:

	Balance at January 1, 2014 ThCh$	2014 Changes ThCh$	Balance at December 31, 2014 ThCh$
Exchange differences on translation	(45,609,591)	34,199,721	(11,409,870)
Cash flow hedges	(15,595,990)	(101,963,289)	(117,559,279)
Remeasurement of available-for-sale financial assets	3,716	(4,736)	(1,020)
Other miscellaneous reserves	(732,764,785)	13,548,523	(719,216,262)

TOTAL	(793,966,650)	(54,219,781)	(848,186,431)

	Balance at January 1, 2013 ThCh$	2013 Changes ThCh$	Balance at December 31, 2013 ThCh$
Exchange differences on translation	(25,411,914)	(20,197,677)	(45,609,591)
Cash flow hedges	47,991,711	(63,587,701)	(15,595,990)
Remeasurement of available-for-sale financial assets	3,629	87	3,716
Other miscellaneous reserves	(728,439,301)	(4,325,484)	(732,764,785)

TOTAL	(705,855,875)	(88,110,775)	(793,966,650)

	Balance at January 1, 2012 ThCh$	2012 Changes ThCh$	Balance at December 31, 2012 ThCh$
Exchange differences on translation	93,661,622	(119,073,536)	(25,411,914)
Cash flow hedges	17,610,043	30,381,668	47,991,711
Remeasurement of available-for-sale financial assets	3,283	346	3,629
Other miscellaneous reserves	(727,247,133)	(1,192,168)	(728,439,301)

TOTAL	(615,972,185)	(89,883,690)	(705,855,875)

•	Reserves for foreign currency translation differences: These arise primarily from exchange differences relating to:

-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3);

-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).

•	Cash flow hedging reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (see Note 3.f.4).

•	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their fiscal effect on the available-for-sale investments (see Note 3.f.1).

-	Other reserves:

Other miscellaneous reserves include the following:

I.

In accordance with Official Bulletin (Oficio Circular) No. 456 from the Chilean Superintendency of Securities and Insurance, included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to IFRS, June 1, 2004, to December 31, 2008.

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

III.

The effects of business combinations under common control, arising primarily from the creation of the holding company Enel Brasil SA in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

24.6	Non-controlling interests

The detail of non-controlling interests is as follows:

		Non-controlling Interests (% financial interest)
		Equity		Profit (Loss)
Companies	Non-controlling interests	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
Emgesa S.A. E.S.P.	73.13%	536,351,255	686,990,638	211,210,105	168,793,015	147,151,839
Generandes Perú	39.00%	116,762,865	105,507,715	22,882,930	17,074,639	13,075,545
Edegel S.A.A	16.40%	90,506,207	81,809,239	17,790,998	13,397,572	10,191,998
Chinango S.A.C.	20.00%	14,707,216	12,810,412	3,002,284	2,033,307	2,421,392
Endesa Costanera S.A.	24.32%	5,197,207	(6,822,454)	11,072,950	(7,538,477)	(14,333,072)
Hidroelectrica El Chocon S.A.	32.33%	26,841,549	26,167,780	3,538,006	3,557,468	4,654,590
Empresa Eléctrica Pehuenche S.A.	7.35%	12,597,077	12,756,939	9,526,575	8,415,147	18,934,978
Compañía Eléctrica Tarapacá S.A. (1)	3.79%	18,668,968	14,731,930	3,774,076	443,878	-
Endesa Eco S.A. (1)	-	-	-	-	819,958	-
Compañía Eléctrica San Isidro S.A. (1)	-	-	-	-	2,344,323	1,676,986
Empresa Eléctrica Pangue S.A. (1)	-	-	-	-	-	583,424
Others	-	1,973,513	1,893,944	252,558	238,628	329,919

TOTAL		823,605,857	935,846,143	283,050,482	209,579,458	184,687,599

(1) On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., and on November 1, 2013, Endesa Eco was merged with Compañía Eléctrica Tarapacá S.A. It is the latter company that legally continues to exist.

25.	REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income as of December 31, 2014, 2013 and 2012 is as follows:

Revenues	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
Energy sales (1)	2,241,228,219	1,845,461,249	2,188,395,130

Generation	2,241,228,219	1,845,461,249	2,188,395,130
Regulated customers	926,896,789	817,439,456	608,695,003
Non-regulated customers	933,144,208	761,751,818	1,104,083,366
Spot market sales	335,750,226	226,151,179	445,645,712
Other customers	45,436,996	40,118,796	29,971,049
Other sales	11,539,550	25,273,582	30,346
Natural gas sales	5,198,158	25,261,022	-
Sales of products and services	6,341,392	12,560	30,346

Other services rendered	111,443,207	95,169,038	66,719,884
Tolls and transmission	76,644,524	69,856,378	42,372,881
Metering equipment leases	82,070	75,660	91,510
Engineering services	3,427,597	5,054,266	3,800,188
Other services	31,289,016	20,182,734	20,455,305
Total operating revenue	2,364,210,976	1,965,903,869	2,255,145,360

Other Operating Income	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
Other revenues (2)	82,323,337	61,528,111	65,239,964

Total other operating income	82,323,337	61,528,111	65,239,964

(1) Includes ThCh$29,217,154 at December 31, 2012 under settlement and energy sales price agreements between Endesa Chile and Compañía Manufacturera de Papeles Cartones (CMPC).

(2) At December 31, 2014, includes ThCh$39,282,571 (ThCh$33,846,438 at December 31, 2013) from new availability agreements in effect starting in December 2012 between our subsidiary Central Costanera S.A. and CAMMESA.

26.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the periods ended December 31, 2014, 2013 and 2012 is as follows:

Raw Materials and Consumables	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Energy purchases	(396,791,222)	(237,676,926)	(310,584,865)
Fuel consumption	(406,234,484)	(307,849,013)	(732,310,177)
Transportation costs	(246,384,376)	(233,607,121)	(235,207,189)
Other raw materials and consumables	(70,048,117)	(51,740,512)	(40,377,697)

Total	(1,119,458,199)	(830,873,572)	(1,318,479,928)

27.	EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss as of December 31, 2014, 2013 and 2012 are as follows:

Employee Benefits Expense	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Wages and salaries	(115,299,210)	(102,926,806)	(85,279,732)
Post-employment benefit obligations expense	(2,372,192)	(1,678,232)	(1,527,884)
Social security and other contributions	(16,985,150)	(18,619,863)	(15,430,170)
Other employee expenses	(248,283)	(224,857)	(218,446)

Total	(134,904,835)	(123,449,758)	(102,456,232)

28.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss as of December 31, 2014, 2013 and 2012 is as follows:

	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Depreciation	(197,099,517)	(185,735,330)	(180,930,813)
Amortization	(8,041,727)	(3,960,009)	(3,637,184)

Subtotal	(205,141,244)	(189,695,339)	(184,567,997)
Reversal (losses) from impairment (*)	(14,519,312)	(6,458,953)	(11,117,362)

Total	(219,660,556)	(196,154,292)	(195,685,359)

(*) Impairment Losses	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
Impairment reversal (loss) on financial assets (see Note 8)	(748,748)	140,365	1,460,736
Impairment reversal (loss) on fixed assets (see Note 16.f.7)	(13,770,564)	(6,599,318)	(12,578,098)

Total	(14,519,312)	(6,458,953)	(11,117,362)

29.	OTHER EXPENSES

Other miscellaneous operating expenses as of December 31, 2014. 2013 and 2012 are as follows:

Other Expenses	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$
Professional, outsourced and other services	(38,307,840)	(28,816,401)	(31,290,097)
Other supplies and services	(23,780,017)	(17,239,304)	(15,298,444)
Insurance premiums	(24,696,966)	(19,417,837)	(16,311,933)
Taxes and charges	(6,361,107)	(16,490,799)	(16,320,126)
Repairs and maintenance	(14,209,243)	(13,504,679)	(12,020,436)
Marketing, public relations and advertising	(607,435)	(602,805)	(718,600)
Leases and rental costs	(4,464,950)	(2,581,257)	(2,519,810)
Environmental expenses	(2,870,098)	(2,414,784)	(3,213,669)
Other supplies	(6,716,864)	(3,883,844)	(3,285,377)
Travel expenses	(2,650,960)	(2,168,389)	(2,492,354)
Indemnities and fines	(1,695,148)	(5,977,302)	(640,344)

Total	(126,360,628)	(113,097,401)	(104,111,190)

30.	OTHER GAINS (LOSSES)

Other gains (losses) as of December 31, 2014, 2013 and 2012 are as follows:

Other Gains (Losses)	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Gain from remeasurement of the pre-existing stake held in GasAtacama (*)	21,546,320	-	-
Gain from currency exchange difference in the pre-existing stake held in GasAtacama (*)	21,006,456	-	-
Sale of Charrua transmission lines	-	2,532,438	-
Others	848,669	824,701	1,422,458

Total	43,401,445	3,357,139	1,422,458

(*) See Note 5.e.

31.	FINANCIAL RESULTS

Financial income and costs as of December 31, 2014, 2013 and 2012 are as follows:

Financial Income	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Term deposits and other fixed-income investments	13,895,339	12,174,247	11,981,690
Other financial income (1)	81,658,291	6,118,096	2,648,272

Total	95,553,630	18,292,343	14,629,962

Financial Costs	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Financial costs	(136,828,592)	(142,666,776)	(148,468,667)

Bank loans	(17,228,923)	(18,750,691)	(22,568,037)
Secured and unsecured obligations	(126,776,309)	(103,384,143)	(105,411,446)
Valuation of financial derivatives	(3,073,183)	(4,854,066)	(4,877,219)
Post-employment benefit obligations	(3,043,960)	(2,546,022)	(2,660,042)
Capitalized borrowing costs	41,829,814	24,518,935	23,915,042
Other financial costs (1)	(28,536,031)	(37,650,789)	(36,866,965)

Gain (loss) from indexed assets and liabilities (*)	13,926,117	1,001,573	(1,066,291)

Foreign currency exchange differences (**)	(41,433,028)	(13,756,657)	(12,090,438)
Positive	44,422,575	39,657,325	15,770,201
Negative	(85,855,603)	(53,413,982)	(27,860,639)
Total Financial Costs	(164,335,503)	(155,421,860)	(161,625,396)

Total Financial Results	(68,781,873)	(137,129,517)	(146,995,434)

(1) On December 31, 2014 our subsidiary Endesa Costanera was forgiven interest owed to Mitsubish and the present value of the Mitsubishi debt amounting to ThCh$84,534,955, under a restructuring agreement for this debt. The main conditions of the restructuring agreement include: the forgiveness of interest due and accrued as of September 30, 2014; the rescheduling of capital repayments over a period of 18 years, with a 12 month grace period so that obligations must be fully repaid before December 15, 2032; a minimum annual payment of US$3,000,000 in principal in quarterly installments at an interest rate of 0.25% per annum; the maintenance of a pledge over assets and restrictions on the payment of dividends

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

Results from Indexed Assets and Liabilities (*)	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Other financial assets (derivative instruments)	23,320,934	4,758,858	5,550,723
Other non-financial assets	105,212	9,064	-
Trade and other accounts receivable	-	33,883	7,754
Current tax assets and liabilities	8,189,573	2,640,499	2,383,296
Other financial liabilities (financial debt and derivative instruments)	(17,623,602)	(6,428,167)	(8,931,305)
Other provisions	(66,000)	(12,564)	(74,945)
Other non-current financial liabilities	-	-	(1,814)

Total	13,926,117	1,001,573	(1,066,291)

Exchange Differences (**)	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Cash and cash equivalents	2,580,233	2,429,118	(1,401,939)
Other financial assets (derivative instruments)	(6,776,673)	27,279,969	6,276,291
Other non-financial assets	613,461	37,636	53,373
Trade and other accounts receivable	(8,582,298)	(3,518,849)	(420,094)
Current tax assets and liabilities	(1,077,140)	(3,678)	27
Other financial liabilities (financial debt and derivative instruments)	(35,321,179)	(34,837,976)	(14,401,345)
Trade and other accounts payable	9,880,604	(2,105,672)	(779,903)
Other non-financial liabilities	(2,750,036)	(3,037,205)	(1,416,848)

Total	(41,433,028)	(13,756,657)	(12,090,438)

32.	INCOME TAXES

The following table presents the components of the income tax expense/(benefit) recorded in the accompanying Consolidated Statement of Comprehensive Income at December 31, 2014, 2013 and 2012:

Current Income Tax and Adjustments to Current Income Tax for Previous Periods	Balance at
	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Current income tax	(266,015,574)	(208,014,297)	(170,866,785)
Tax benefit from tax assets not previously recognized (credits and/or benefits on current tax)	13,376,346	1,698,566	-
Adjustments to current tax from the previous period	(4,013,469)	(549,020)	(1,181,146)
(Benefit) / expense for current income tax due to changes in tax rates or the introduction of new taxes	(5,050,864)	-	-
Other current tax benefit / (expense)	(2,485,986)	(641,266)	(409,333)

Current tax expense, net	(264,189,547)	(207,506,017)	(172,457,264)

(benefit) / expense from deferred taxes for origination and reversal of temporary differences	5,363,310	2,588,119	5,410,705
(benefit) / expense from deferred taxes due to changes in tax rate or the introduction of new taxes (*)	(39,282,467)	10,451	(15,786,397)

Total deferred tax benefit / (expense)	(33,919,157)	2,598,570	(10,375,692)

Income tax expense, continuing operations	(298,108,704)	(204,907,447)	(182,832,956)

(*) See Note 17.c, d and e.

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income at December 31, 2014, 2013and 2012:

Reconciliation of Tax Expense	RATE %	12-31-2014 ThCh$	RATE %	12-31-2013 ThCh$	RATE %	12-31-2012 ThCh$

ACCOUNTING INCOME BEFORE TAX		857,185,984		768,413,684		601,855,819

Total tax income (expense) using statutory rate	(21.00%)	(180,009,056)	(20.00%)	(153,682,737)	(20.00%)	(120,371,164)
Tax effect of rates applied in other countries	(9.04%)	(77,448,621)	(7.61%)	(58,441,486)	(7.44%)	(44,774,217)
Tax effect of non-taxable revenues	12.01%	102,961,801	8.59%	66,004,129	6.56%	39,485,711
Tax effect of non-tax-deductible expenses	(10.11%)	(86,673,407)	(6.31%)	(48,467,799)	(10.06%)	(60,560,721)
Tax effect from change in tax rate (*)	(4.58%)	(39,282,467)	0.00%	10,451	(2.05%)	(15,786,397)
Tax effect of adjustments to taxes in previous periods	(0.47%)	(4,013,469)	(0.07%)	(549,020)	(0.20%)	(1,181,146)
Price level restatement for tax purposes (investments and equity)	(1.59%)	(13,643,485)	(1.27%)	(9,780,985)	3.38%	20,354,978
Total adjustments to tax expense using statutory rates	(13.78%)	(118,099,648)	(6.67%)	(51,224,710)	(9.81%)	(62,461,792)

Income tax benefit (expense), continuing operations	(34.78%)	(298,108,704)	(26.67%)	(204,907,447)	(29.81%)	(182,832,956)

(*) See Note 17.c.

The principal temporary differences are detailed in Note 17.a.

33.	INFORMATION BY SEGMENT

33.1	Basis of segmentation criteria

Endesa Chile’s activities are organized primarily around its core business, electric energy generation.

Considering the differentiated information that is analyzed by the Company’s chief operating decision maker, segment information has been organized by the geographical areas in which the Group operates:

•	Chile
•	Argentina
•	Peru
•	Colombia

Given that Endesa Chile’s corporate organization basically matches its business organization and, therefore, the segments organization, the following information is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of thhe Group’s consolidated financial statements.

The following tables present the segment information.

33.2	Distribution by country

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
CURRENT ASSETS	595,881,466	512,434,448	56,079,003	46,128,070	329,704,908	321,118,496	121,446,537	104,859,261	(65,054,356)	(19,108,619)	1,038,057,558	965,431,656
Cash and cash equivalents	50,627,591	56,819,763	13,044,779	6,729,682	224,564,345	227,781,003	48,392,088	32,476,931	-	-	336,628,803	323,807,379
Other current financial assets	4,389,709	23,956,079	-	-	20,460,311	59,042	-	121,357	-	-	24,850,020	24,136,478
Other current non-financial assets	10,766,654	2,132,598	1,436,607	2,760,874	9,272,519	7,825,842	19,564,358	24,546,032	-	-	41,040,138	37,265,346
Trade and other current receivables	317,283,266	205,148,723	31,777,379	25,025,243	53,822,823	56,083,836	30,523,540	22,584,515	-	32,682	433,407,008	308,874,999
Current accounts receivable from related companies	113,257,285	116,669,764	7,651,647	8,699,310	7,818,044	13,527,398	7,413,257	12,154,631	(55,049,303)	(19,141,301)	81,090,930	131,909,802
Inventories	36,871,184	14,662,964	2,121,378	2,907,560	12,342,664	15,841,374	14,435,895	12,743,147	-	-	65,771,121	46,155,045
Current tax assets	44,701,761	93,044,557	47,213	5,401	1,424,202	1	1,117,399	232,648	-	-	47,290,575	93,282,607

Non-current assets classified as held for sale or discontinued operations	17,984,016	-	-	-	-	-	-	-	(10,005,053)	-	7,978,963	-

NON-CURRENT ASSETS	4,509,737,796	4,020,157,839	297,803,640	252,145,379	1,787,224,364	1,712,544,281	816,077,566	773,401,183	(1,211,229,025)	(961,555,502)	6,199,614,341	5,796,693,180
Other non-current financial assets	6,719,853	2,759,880	29,855	33,548	1,170,931	1,260,169	16,167	6,692	-	-	7,936,806	4,060,289
Other non-current non-financial assets	42,847	41,505	1,255,693	12,151	1,075,811	-	-	-	-	1,342	2,374,351	54,998
Trade and other non-current receivables	-	-	139,038,803	128,087,762	2,177,709	3,509,648	-	-	-	-	141,216,512	131,597,410
Investments accounted for using the equity method	1,852,154,230	1,739,823,985	2,732,534	3,246,688	-	-	48,358,845	49,066,778	(1,322,024,225)	(1,031,456,118)	581,221,384	760,681,333
Intangible assets other than goodwill	18,851,912	21,502,573	-	-	22,960,563	24,751,366	10,639,358	9,794,606	-	-	52,451,833	56,048,545
Goodwill	-	-	1,401,472	1,574,810	4,886,065	5,213,756	8,527,161	8,287,322	110,795,200	85,020,310	125,609,898	100,096,198
Property, plant and equipment	2,621,113,892	2,249,977,196	153,233,564	117,875,481	1,707,545,357	1,618,190,483	748,536,035	706,245,785	-	-	5,230,428,848	4,692,288,945
Deferred tax assets	10,855,062	6,052,700	111,719	1,314,939	47,407,928	59,618,859	-	-	-	(15,121,036)	58,374,709	51,865,462

TOTAL ASSETS	5,105,619,262	4,532,592,287	353,882,643	298,273,449	2,116,929,272	2,033,662,777	937,524,103	878,260,444	(1,276,283,381)	(980,664,121)	7,237,671,899	6,762,124,836

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	661,682,705	660,163,628	140,463,117	183,233,754	500,427,460	229,570,429	95,676,184	110,158,339	(5,511,873)	55,265,285	1,392,737,593	1,238,391,435
Other current financial liabilities	146,364,103	127,262,132	29,204,543	129,629,312	90,868,809	65,753,442	24,321,508	31,088,635	-	-	290,758,963	353,733,521
Trade and other current payables	330,234,622	228,142,783	80,964,391	36,147,697	194,459,886	88,750,766	57,377,029	65,121,310	29,262,418	29,764,436	692,298,346	447,926,992
Current accounts payable to related companies	120,867,395	244,708,240	13,946,683	13,530,857	131,257,351	28,331,191	6,228,108	843,027	(34,774,291)	25,500,849	237,525,246	312,914,164
Other current provisions	10,932,577	13,419,112	666,299	1,301,192	24,071,622	12,139,002	2,681,490	3,481,854	-	-	38,351,988	30,341,160
Current tax liabilities	31,480,257	31,752,582	6,819,509	1,126,669	55,331,792	32,330,315	760,776	6,173,800	-	-	94,392,334	71,383,366
Other current non-financial liabilities	16,313,502	14,878,779	8,861,692	1,498,027	4,438,000	2,265,713	4,307,273	3,449,713	-	-	33,920,467	22,092,232

Liabilities associated with current assets classified as held for sale or discontinued operations	5,490,249	-	-	-	-	-	-	-	-	-	5,490,249	-

NON-CURRENT LIABILITIES	1,060,892,736	775,944,560	101,749,459	54,121,669	883,041,285	864,631,943	275,049,420	256,342,275	315,065	(15,121,036)	2,321,047,965	1,935,919,411
Other non-current financial liabilities	778,135,168	579,403,606	44,052,205	12,954,207	862,784,448	828,381,968	140,731,046	120,022,828	-	-	1,825,702,867	1,540,762,609
Trade and other non-current payables	3,711,078	-	-	-	-	-	-	-	-	-	3,711,078	-
Other non-current provisions	25,161,118	17,426,844	-	-	465,509	738,840	3,226,928	2,841,123	-	-	28,853,555	21,006,807
Deferred tax liabilities	232,045,127	159,958,130	27,977,026	14,019,574	-	13,991,943	130,297,810	132,840,909	-	(15,121,036)	390,319,963	305,689,520
Non-current provisions for employee benefits	18,882,216	15,435,886	3,994,647	3,276,309	19,791,328	21,519,192	793,636	637,415	-	-	43,461,827	40,868,802
Other non-current non-financial liabilities	2,958,029	3,720,094	25,725,581	23,871,579	-	-	-	-	315,065	-	28,998,675	27,591,673

EQUITY	3,383,043,821	3,096,484,099	111,670,067	60,918,026	733,460,527	939,460,405	566,798,499	511,759,830	(1,271,086,573)	(1,020,808,370)	3,523,886,341	3,587,813,990
Equity attributable to Shareholders of Endesa	3,383,043,821	3,096,484,099	111,670,067	60,918,026	733,460,527	939,460,405	566,798,499	511,759,830	(1,271,086,573)	(1,020,808,370)	2,700,280,484	2,651,967,847
Issued capital	2,085,370,999	1,882,832,128	50,147,052	56,349,375	167,029,702	165,215,801	201,338,557	186,325,266	(1,172,172,225)	(959,008,485)	1,331,714,085	1,331,714,085
Retained earnings	1,405,870,674	1,445,149,625	14,567,871	(15,857,261)	110,289,985	543,834,488	130,039,328	103,653,663	349,976,415	(168,568,660)	2,010,744,273	1,908,211,855
Share premium	206,008,557	206,008,557	-	-	-	-	-	-	-	-	206,008,557	206,008,557
Other reserves	(314,206,409)	(437,506,211)	46,955,144	20,425,912	456,140,840	230,410,116	235,420,614	221,780,901	(448,890,763)	106,768,775	(848,186,431)	(793,966,650)
NON-CONTROLLING INTERESTS	-	-	-	-	-	-	-	-	-	-	823,605,857	935,846,143
TOTAL LIABILITIES AND EQUITY	5,105,619,262	4,532,592,287	353,882,643	298,273,449	2,116,929,272	2,033,662,777	937,524,103	878,260,444	(1,276,283,381)	(980,664,121)	7,237,671,899	6,762,124,836
The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
STATEMENTS OF COMPREHENSIVE INCOME	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	1 2-31-2012 ThCh$
REVENUES	1,236,135,812	973,139,394	1,114,619,933	105,265,323	131,443,285	344,177,955	753,373,023	639,503,536	580,125,143	353,794,700	283,806,401	282,124,274	(2,034,545)	(460,636)	(661,981)	2,446,534,313	2,027,431,980	2,320,385,324
Revenue from ordinary activities	1,214,957,723	971,373,808	1,054,379,612	62,653,768	97,596,846	341,123,404	744,252,510	634,847,624	579,490,649	344,381,520	262,546,227	280,813,676	(2,034,545)	(460,636)	(661,981)	2,364,210,976	1,965,903,869	2,255,145,360
Energy sales	1,155,805,379	860,581,278	995,304,341	51,748,523	95,315,523	341,123,404	743,649,327	634,181,459	578,673,437	290,024,990	255,382,989	273,293,947	-	-	-	2,241,228,219	1,845,461,249	2,188,395,129
Other sales	11,062,697	25,273,582	30,347	-	-	-	476,853	-	-	-	-	-	-	-	-	11,539,550	25,273,582	30,347
Other services rendered	48,089,647	85,518,948	59,044,924	10,905,245	2,281,323	-	126,330	666,165	817,212	54,356,530	7,163,238	7,519,729	(2,034,545)	(460,636)	(661,981)	111,443,207	95,169,038	66,719,884
Other operating revenue	21,178,089	1,765,586	60,240,321	42,611,555	33,846,439	3,054,551	9,120,513	4,655,912	634,494	9,413,180	21,260,174	1,310,598	-	-	-	82,323,337	61,528,111	65,239,964

RAW MATERIALS AND CONSUMABLES	(750,216,671)	(494,895,933)	(754,005,495)	(15,204,196)	(36,478,648)	(282,316,017)	(220,302,722)	(204,419,042)	(171,063,486)	(133,734,610)	(95,079,949)	(111,094,930)	-	-	-	(1,119,458,199)	(830,873,572)	(1,318,479,928)
Energy purchases	(288,442,686)	(124,419,095)	(219,329,602)	(4,795,536)	(15,687,976)	(13,485,770)	(80,294,032)	(87,695,910)	(49,214,202)	(23,258,968)	(9,873,945)	(28,555,290)	-	-	-	(396,791,222)	(237,676,926)	(310,584,864)
Fuel consumption	(305,479,173)	(211,612,174)	(385,360,528)	(1,531,860)	(9,173,816)	(255,215,278)	(33,015,871)	(34,870,502)	(36,215,949)	(66,207,580)	(52,192,521)	(55,518,422)	-	-	-	(406,234,484)	(307,849,013)	(732,310,177)
Transportation expenses	(142,831,143)	(149,447,929)	(153,277,779)	(2,765,795)	(4,541,378)	(4,899,429)	(68,739,282)	(59,719,073)	(57,311,261)	(32,048,156)	(19,898,741)	(19,718,720)	-	-	-	(246,384,376)	(233,607,121)	(235,207,189)
Other miscellaneous supplies and services	(13,463,669)	(9,416,735)	3,962,414	(6,111,005)	(7,075,478)	(8,715,540)	(38,253,537)	(22,133,557)	(28,322,074)	(12,219,906)	(13,114,742)	(7,302,498)	-	-	-	(70,048,117)	(51,740,512)	(40,377,698)

CONTRIBUTION MARGIN	485,919,141	478,243,461	360,614,438	90,061,127	94,964,637	61,861,938	533,070,301	435,084,494	409,061,657	220,060,090	188,726,452	171,029,344	(2,034,545)	(460,636)	(661,981)	1,327,076,114	1,196,558,408	1,001,905,396

Other work performed by the entity and capitalized	16,466,173	10,625,755	8,472,680	4,717,343	2,994,025	-	5,763,278	5,001,430	4,133,486	550,306	360,712	157,020	1,673,388	-	-	29,170,488	18,981,922	12,763,186
Employee benefits expense	(65,258,852)	(63,696,383)	(51,668,845)	(35,160,437)	(28,253,598)	(22,122,227)	(20,155,909)	(18,284,458)	(15,935,879)	(14,329,637)	(13,215,319)	(12,729,281)	-	-	-	(134,904,835)	(123,449,758)	(102,456,232)
Other expenses	(66,685,460)	(60,870,533)	(50,464,597)	(13,992,507)	(13,905,970)	(14,573,635)	(24,525,494)	(20,227,858)	(21,114,679)	(21,518,324)	(18,553,676)	(18,620,260)	361,157	460,636	661,981	(126,360,628)	(113,097,401)	(104,111,190)

GROSS OPERATING RESULT	370,441,002	364,302,300	266,953,676	45,625,526	55,799,094	25,166,076	494,152,176	401,573,608	376,144,585	184,762,435	157,318,169	139,836,823	-	-	-	1,094,981,139	978,993,171	808,101,160

Depreciation and amortization expense	(101,304,909)	(92,641,004)	(84,531,488)	(17,588,468)	(20,870,696)	(22,693,512)	(43,831,768)	(37,656,687)	(38,448,802)	(42,416,099)	(38,526,952)	(38,894,195)	-	-	-	(205,141,244)	(189,695,339)	(184,567,997)
Impairment losses (reversal of impairment losses) recognized in profit or loss	(12,461,456)	64,138	(11,027,857)	(81,595)	-	-	(787,644)	76,227	(44,846)	(1,188,617)	(6,599,318)	(44,659)	-	-	-	(14,519,312)	(6,458,953)	(11,117,362)

NET OPERATING INCOME	256,674,637	271,725,434	171,394,331	27,955,463	34,928,398	2,472,564	449,532,764	363,993,148	337,650,937	141,157,719	112,191,899	100,897,969	-	-	-	875,320,583	782,838,879	612,415,801

FINANCIAL RESULT	(81,629,608)	(62,908,296)	(63,481,231)	49,186,699	(36,683,640)	(27,319,008)	(34,612,887)	(26,968,562)	(38,994,215)	(7,267,238)	(8,116,368)	(16,900,095)	5,541,161	(2,452,651)	(300,885)	(68,781,873)	(137,129,517)	(146,995,434)
Financial income	2,029,191	3,544,993	5,440,056	81,628,144	2,824,892	2,981,596	11,360,916	11,243,116	5,192,631	535,379	909,512	1,235,495	-	(230,170)	(219,816)	95,553,630	18,292,343	14,629,962
Financial costs	(73,879,175)	(77,522,891)	(66,781,258)	(11,071,561)	(18,723,405)	(19,897,247)	(44,883,364)	(38,653,807)	(43,919,634)	(6,994,492)	(7,996,843)	(18,090,344)	-	230,170	219,816	(136,828,592)	(142,666,776)	(148,468,667)
Profit (loss) from indexed assets and liabilities	13,926,117	1,001,573	(1,066,291)	-	-	-	-	-	-	-	-	-	-	-	-	13,926,117	1,001,573	(1,066,291)
Foreign currency exchange differences	(23,705,741)	10,068,029	(1,073,738)	(21,369,884)	(20,785,127)	(10,403,357)	(1,090,439)	442,129	(267,212)	(808,125)	(1,029,037)	(45,246)	5,541,161	(2,452,651)	(300,885)	(41,433,028)	(13,756,657)	(12,090,438)
Positive	30,901,975	26,215,267	7,585,430	13,670,821	15,593,040	8,137,994	1,172,568	740,030	407,595	904	618	3,196	(1,323,693)	(2,891,630)	(364,014)	44,422,575	39,657,325	15,770,201
Negative	(54,607,716)	(16,147,238)	(8,659,168)	(35,040,705)	(36,378,167)	(18,541,351)	(2,263,007)	(297,901)	(674,807)	(809,029)	(1,029,655)	(48,442)	6,864,854	438,979	63,129	(85,855,603)	(53,413,982)	(27,860,639)
Share of profit of associates and joint ventures accounted for using the equity method	967,327	109,165,914	123,917,501	(153,554)	144,312	(24,718)	-	-	-	6,432,056	10,036,957	11,120,211	-	-	-	7,245,829	119,347,183	135,012,994
Other gains (losses)	42,651,567	2,513,924	92,012	622,942	725,672	581,061	74,183	310,238	187,055	52,753	(192,695)	562,330	-	-	-	43,401,445	3,357,139	1,422,458
Gain (loss) from other investments	42,651,567	67,385	78,184	668,100	725,672	579,029	-	-	-	-	-	-	-	-	-	43,319,667	793,057	657,213
Gain (loss) from the sale of assets	-	2,446,539	13,828	(45,158)	-	2,032	74,183	310,238	187,055	52,753	(192,695)	562,330	-	-	-	81,778	2,564,082	765,245

Income before tax	218,663,923	320,496,976	231,922,613	77,611,550	(885,258)	(24,290,101)	414,994,060	337,334,824	298,843,777	140,375,290	113,919,793	95,680,415	5,541,161	(2,452,651)	(300,885)	857,185,984	768,413,684	601,855,819

Income tax	(121,814,680)	(58,646,152)	(46,417,608)	(21,104,876)	(8,988,962)	(7,526,935)	(126,163,972)	(106,510,265)	(97,613,166)	(29,025,176)	(30,762,068)	(31,275,247)	-	-	-	(298,108,704)	(204,907,447)	(182,832,956)

NET INCOME	96,849,243	261,850,824	185,505,005	56,506,674	(9,874,220)	(31,817,036)	288,830,088	230,824,559	201,230,611	111,350,114	83,157,725	64,405,168	5,541,161	(2,452,651)	(300,885)	559,077,280	563,506,237	419,022,863

Net income attributable to:	96,849,243	261,850,824	185,505,005	56,506,674	(9,874,220)	(31,817,036)	288,830,088	230,824,559	201,230,611	111,350,114	83,157,725	64,405,168	5,541,161	(2,452,651)	(300,885)	559,077,280	563,506,237	419,022,863
Shareholders of Endesa	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	276,026,798	353,926,779	234,335,264
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	283,050,482	209,579,458	184,687,599
		-	-		-	-		-	-		-	-	-	-	-	-	-	-

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOW	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2012 ThCh$

Cash flow from (used in) operating activities	248,147,763	314,380,460	136,166,527	73,261,969	23,604,635	29,993,290	364,425,930	273,903,244	285,686,789	131,371,133	96,410,549	85,267,321	(407,290)	(529,838)	869,944	816,799,505	707,769,050	537,983,871
Cash flow from (used in) investment activities	34,558,118	64,846,892	4,356,762	(46,912,356)	(39,495,666)	(20,356,977)	(185,214,366)	(125,834,718)	(172,564,767)	(21,749,651)	(4,785,154)	(11,625,051)	(108,128,882)	(80,477,575)	(58,128,604)	(327,447,137)	(185,746,221)	(258,318,637)
Cash flows from (used in) financing activities	(290,982,024)	(328,525,319)	(333,324,455)	(20,558,700)	16,625,223	(22,601,449)	(151,340,517)	(104,425,180)	(64,595,057)	(97,913,910)	(94,269,560)	(70,735,871)	108,536,172	81,007,413	57,258,660	(452,258,979)	(429,587,423)	(433,998,172)

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

34.1	Direct guarantees

Creditor of Guarantee			Type	Assets Committed
	Debtor		of	Type	Currency	Accounting	Balance Pending			Guarantees Released
	Name	Relationship	Guarantee			Value	Currency	12-31-2014	12-31-2013	2015	Assets	2016	Assets	2017	Assets
Mitsubishi	Endesa Costanera S.A.	Creditor	Pledge	Combined cycle	ThCh$	16,050,998	ThCh$	73,177,119	73,830,430	-	-	-	-	-	-
Credit Suisse First Boston	Endesa Costanera S.A.	Creditor	Pledge	Combined cycle	ThCh$	5,901,285	ThCh$	3,033,750	3,147,660	-	-	-	-	-	-
Banco de la Nación Argentina	Endesa Costanera S.A.	Creditor	Pledge on collection and others	Collection on CAMMESA accounts	ThCh$	-	ThCh$	-	521,832	-	-	-	-	-	-
Citibank N.A.	Endesa Chile	Creditor	Pledge	Deposit in current account	ThCh$	788,775	ThCh$	702,470	796,448	-	-	-	-	-	-
Banco Santander (Guarantee Agent)	G.N.L. Quintero	Associate	Pledge	Shares	ThCh$	-	ThCh$	-	102,302,517	-	-	-	-	-	-

As of December 31, 2014 and 2013, the amount of the Group’s property, plant and equipment pledged as collateral for liabilities amounted to ThCh$21,952,283 and ThCh$35,100,296, respectively.

As of December 31, 2014, Endesa Chile had future energy purchase commitments totaling ThCh$714,390,637 (ThCh$657,570,340 as of December 31, 2013).

34.2	Indirect guarantees

Creditor of Guarantee			Assets Committed
	Debtor				Accounting	Balance Pending			Guarantees Released
	Name	Relationship	Type	Currency	Value	Currency	12-31-2014	12-31-2013	2015	Assets	2016	Assets	2017

Bonds and bank loans	Chinango SAC.	Subsidiary	Guarantor	ThCh$	-	ThCh$	-	4,692,397	-	-	-	-	-

34.3	Litigation and arbitration

As of the date of these Consolidated Financial Statements, the most relevant litigation involving Endesa Chile and its subsidiaries are as follows:

a)	Pending lawsuits in of Endesa Chile and Subsidiaries:

1.

In 2005, three lawsuits were filed against Endesa Chile, the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirehueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against Endesa Chile that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Endesa Chile filed an appeal and cassation resources with the Court of Appeals of Santiago, which to date are still pending.

2.

During 2010, three lawsuits for damages were filed against Endesa Chile by plaintiffs who alleged they were affected by the flooding of the Bio-Bio River in Region VIII of Chile. The plaintiffs sued Endesa Chile for losses caused by its deficient operation of the Ralco hydroelectric power plant during the flood. These three cases were joined, and a first instance ruling has been issued which denies the claim filed in all its parts. The ruling was appealed and such appeal has not yet been reviewed by the court. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric power plant during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation. On March 27, 2012, there was a first instance judgment filed, which rejects the claim filed in all its parts. The plaintiff filed an appeal on March 12, 2013, where the Court of Appeals ordered proceedings to supplement the judgment, since there were exceptions and defenses that were not resolved in the first instance judgment. On May 2, 2013, the first instance Court of Law filed a supplementary judgment, referring to the exceptions and defenses that were not resolved in the first initial judgment. On July 14, 2014, the Court of Appeals of Concepción rejected the appeal filed by the plaintiffs and confirmed the first ruling denying relief in the lawsuit. The plaintiffs filed an appeal with the Supreme Court, which is pending resolution. The amount involved in the three lawsuits currently pending against Endesa Chile is ThCh$14,610,043, which is covered by an insurance policy.

3.

In July and September 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, filed separate lawsuits against Endesa Chile and the DGA seeking to declare the annulment of DGA Resolution No 134 that granted Endesa Chile’s water rights for the Neltume hydroelectric station. Similarly, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, each filed suits against Resolution No 732 that authorized the relocation of the collection point of such water rights, arguing its invalidity as a violation of public policy. Ultimately, the plaintiffs attempted to demand payment for their water rights located in the area of influence of the hydraulic works for the future Neltume hydroelectric station. Endesa Chile has rejected these claims, contending that the plaintiffs are engaging in wrongful prosecution to prevent the construction of the power plant in order to obtain monetary compensation. The evidentiary period of the complaint filed by Ingeniería y Construcción Madrid S.A. (Case No. 7036-2010) has expired, and the parties have been summoned to hear judgment. Regarding the other lawsuit (Case No. 6705-2010), requesting the annulment of DGA Resolution No. 732, on March 12, 2012 a ruling was issued that declared the proceeding as abandoned. On June 27, 2012, Ingeniería y Construcción Madrid, filed a similar claim before another Court of Law (Case C-15156-2012), in which the discussion period and the regular evidentiary period have ended, and only some expert testimony is pending. On November 26, 2014, the court considering the lack of agreement between the parties, designated an expert, who has not accepted the position to date.

With respect to the Transportes Silva y Silva Ltda lawsuit (Case No. 16025-2012), which contests DGA Resolution No. 134, the proceeding was declared abandoned. In another lawsuit (Case No. 17916-2010), a similar request was made for the action to be declared abandoned, however, this request was denied. The plaintiff filed an appeal against the ruling, which was decided on May 10, 2013, declaring the proceeding abandoned. The resolution is final and executed. The amount of this proceeding is undetermined.

4.

On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along the Pirihueico Lake, seeking to nullify DGA Resolution No. 732, which authorized the relocation of water rights collection for the Neltume power plant, from the Pirihueico Lake drainage 900 meters downstream along Fui River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized DGA Resolution No. 732, which approved the transfer of the collection. The plaintiffs also seek to have the recording of the deed struck from the Water Rights Registry, if entered, and to require the Chilean Treasury, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA Resolution. The plaintiffs seek to reserve their right to indicate the type and amount of damages in a subsequent legal proceeding. The claim is for an undetermined amount because the plaintiffs have requested that damages be determined in another suit, once the DGA Resolution is nullified. To date, the discussion period has ended and the evidence writ has been issued, which when received by the parties was the object of a replacement appeal filed by the plaintiff and an annulment petition filed by Endesa Chile, both of which were denied. On August 20, 2013 a conciliation hearing was initiated, and is still pending to date.

Afterwards, hydraulic and appraisal expert analysis were carried out. The Court of Appeals of Santiago’s resolution was also notified incorporating evidence, and Endesa provided documentary evidence consisting of: (i) a law report drafted by Mr. Cristián Maturana M., (ii) a law report drafted by Mr. Luis S. Figueroa, (iii) an engineering report drafted by Mr. Guillermo Cabrera, and (iv) an update of a land appraisal report on the zone farms drafted by Mr. Armando Illanes. Finally, other documents relative to the Environmental Impact Study (EIA, in its Spanish acronym) were provided, and testimonial evidence was presented both by Endesa Chile and by the plaintiffs. To date the regular and special evidentiary period has ended.

5.

On October 24, 2012, Endesa Chile filed a lawsuit against Minera Lumina Copper Chile (MLCC) before an arbitral tribunal, in order to declare the termination of the electric power sales contract held between Endesa Chile and MLCC on June 22, 2010. The lawsuit considered that the compliance of the obligation to supply and sell electric power to MLCC has imposed an exacting obligation on Endesa, which break the balance of economic benefits for both parties. Alternatively, Endesa Chile requested the arbitral tribunal to review and/or adjust MLCC’s supply and, as a substitute of the latter, to declare that MLCC pay for the energy and electricity supplied by Endesa at a cost necessary to serve the contract. Finally, Endesa requested that the defendant be sentenced to pay for all detriments that Endesa incurs in due to the contract execution. Arbitration proceedings are before Arbiter Arthur Yrarrázabal. On August 13, 2013, the legal action filed for evidence was accepted. The parties mutually suspended the process from August 23 until September 27. The probationary term expired on November 29, 2013.

On June 4, 2014, observations to the evidence were filed. The arbiter requested the parties to hear the judgment on June 9, 2014. In October 2014, the parties reached a settlement that ended the contingency.

Ended.

6.

The arbitration proceeding being heard by the International Chamber of Commerce (the Chamber), under the framework of the Bocamina Thermal Power Plant Extension Project contract for the turnkey supply of a coal thermal generation plant, located in Coronel, Region VIII of Chile, executed in July 2007 between Endesa Chile and a consortium comprised of: Ingeniería y Construcción Tecnimont Chile Compañía Limitada, Tecnimont SpA, Tecnimont do Brasil Construção e Administração de Projetos Ltda., Slovenské Energetické Strojárne a.s. (SES) and Ingeniería y Construcción SES Chile Limitada, (the “Consortium”).

As a result of material breaches of the Consortium, for not finishing the works according to the terms and conditions agreed and within the time period stipulated in the contract and its supplementary documents, on October 16, 2012, Endesa Chile proceeded, strictly complying with the conditions authorized in the contract for such purpose, to collect the performance bonds, and in particular, those issued by Banco Santander Chile for US$93,992,554 (approximately

ThCh$57,029,982) and the one from Credit Agricole for US$18,940,295 (approximately ThCh$11,492,024). To date, Endesa Chile has only been able to collect the performance bonds issued by Banco Santander Chile. Upon collection of the aforementioned performance bonds, Endesa Chile filed before the Chamber (Case 19015/CA) a request for arbitration to compel compliance with the contract plus compensation for damages, and, as an alternate request, termination of the contract with compensation for damages. In both cases, Endesa Chile reserved the right to file litigation regarding the amount and sum of the damages at a later stage. Endesa Chile based its claim on the serious non-compliance of the Consortium, including, among other material breaches: (i) material breach of the contractual date of the end of the works, (ii) the lack of payment to subcontractors and suppliers, which has forced Endesa Chile to take on part of their commitments to avoid a situation of total work stoppage, (iii) material breach of the schedule of intermediate control stages agreed to, (iv) breach of the “Open Book” delivery time period of the works, and (v) lack of compliance with safety and environmental standards agreed to and the administrative standards proscribed for managing the contract.

In turn, SES filed legal actions before the Chamber (Case 1924/CA) requesting that the collection of the performance bonds that Endesa Chile carried out be declared illegal.

On January 4, 2013, Endesa Chile notified the Consortium of the early termination of the contract due to material breach of its obligations according to the terms of it.

In January 2013, SES and Tecnimont separately contested the request for arbitration filed by Endesa Chile and sued Endesa Chile. Tecnimont sued for approximately US$1,294 million (approximately ThCh$785,134,500) and SES sued for US$15 million (approximately ThCh$9,101,250). On March 26, 2013, Endesa Chile responded to the counterclaims and petitioned for their dismissal. The proceeding filed by SES (Case 1924/CA) was consolidated with the arbitration proceeding described above.

On June 21, 2013, upon request of the arbitration court, the bases of the procedural proposals or simultaneous procedure were filed by each of the parties in a clear and precise manner as well as their respective proposed schedules. On July 2, 2013, the procedural order that established the procedural rules whereby the proceeding will be conducted was approved. On December 2, 2013 the parties exchanged legal briefs. Endesa Chile requested in its brief that the arbitrational court find (i) the defendants in breach of the contract, (ii) the defendants’ breach was attributable to serious fraud or negligence on their part and (iii) that the contract termination be recognized as occurring due to the defendant’s breach. On the grounds stated above, Endesa Chile has asserted that the performance bonds are consistent with the law and petitioned the court to order the defendants to pay fines and damages amounting to US$373,269,376 (approximately ThCh$226,481,193). Tecnimont requested an extension in order to object the documents, which was accepted by the arbitrational court.

The parties submitted documents, against which objections were filed. For the arbitration court, the parties resolved the objections raised by replacing the documents or performing complementation if necessary. On May 2, 2014, the parties submitted briefs, and rebuttal is expected to occur by January 15, 2015. (see Note 39.4).

7.

On May 12, 2014, Compañía Eléctrica Tarapacá S.A., (Celta) formally filed an arbitration claim against Compañía Minera Doña Inés de Collahuasi, requesting that the Arbitration Court of Law declare that through the contracts entered into in 1995 and 2001, the parties have established a long-term contractual relation, characterized by the economic balance that there must be in their reciprocal services supplied and that, due to the above, greater costs corresponding to the investment that must be made to comply with the emission standard contained in DS (Supreme Decree) (MMA) No. 13, 2011 must be shared by the parties. Based on this, the defendant should start paying up to the maturity of the contract, a fixed monthly charge that as of March 31, 2020 amounts to US$72,275,000 (approximately ThCh$43,852,856), for the proportional part of the investments that the defendant must pay due to the Supreme Decree abovementioned.

The claim was notified on July 3, 2014. On August 8, 2014, Collahuasi contested Celta’s claim and filed a counterclaim against Celta requesting that the Court declare that Celta has violated the prohibition to call on as precedent what was agreed to in the modifications of the 2009 supply contracts, reserving the right to discuss and prove the amount of the detriment. On August 26, 2014, Celta filed its response to the main claim and contested the counterclaim. On September 11, 2014 Collahuasi filed its rejoinder to the main claim and its response to the counterclaim. On October 1, 2014, Celta filed its response to the counterclaim. Additionally, the Arbitration Judge formulated a questionnaire with questions separately to each one of the parties and also with common questions for both.

Once these were responded, the arbitrator gave the parties a deadline until January 16, 2015 to contest or observe the answers provided and the documents attached specifying the contrary.

8.

On August 22, 2013, Endesa Chile, Pehuenche and San Isidro filed before the Court of Appeals of Santiago a claim against the Chilean Superintendency of Electricity and Fuels (SEF). The claim asserts the illegality of Resolution ORD No. 7230, dated August 7, 2013, in which the SEF, relying on its interpretative and supervisory authority, decreed that consumption by distributing companies in excess of the contracted supply, with respect to electricity generators that are forced by means of a bid to supply electricity, must be covered by electricity surpluses generated by other companies. The distributors with surplus electricity can assign their surpluses to distributors with deficits, irrespective of the will of the respective generator. The claim asserts this is contrary to the law and exceeds SEF’s faculties and authorities, resulting in an illegal resolution.

An injunction was requested, which was denied in the San Isidro and Pehuenche suits but was granted in the Endesa Chile suit. As a result, the effects of the decree are suspended. The three claims were heard one after the other and the result were communicated to all the companies. On April 10, 2014 the claims were dismissed as having been filed outside of the period allowed by law. An appeal was filed against such resolution before the Chilean Supreme Court, which accepted the appeal on July 8, 2014 and found the claim was filed in a timely manner. The cases were remanded to the Court of Appeals of Santiago to determine the validity of the claim, which are still pending of resolution.

9.

In August 2013, the Chilean Superintendence of the Environment (SMA, in its Spanish acronym) filed charges against Endesa Chile alleging several violations of Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and explanatory resolutions that environmentally certified the Bocamina Thermal Power Plant Extension Project. These alleged violations are related to the cooling system discharge channel, an inoperative Bocamina I desulphurizer, non-compliance with information delivery obligations, surpassing CO limits, failures in the acoustic perimeter fence of Bocamina I, excessive noise levels and having no technological barriers that prevent the massive entry of biomass in the intake of the central power plant. Endesa Chile submitted a compliance program that was not approved. On November 27, 2013, SMA added two additional violations to its charges. Endesa Chile presented its defense in December 2013, partially recognizing some of these violations (which could reduce the fine by 25% in case of recognition) and contesting the rest. On August 11, 2014, SMA passed Resolution No. 421 that fined Endesa Chile 8,640.4 UTA for environmental non-compliances that are the matter of the sanctioning proceeding. Endesa Chile filed an illegality claim against the SMA before the Third Environmental Court of Valdivia that to date is pending resolution.

In December 2013, the fishermen’s and algae collector trade unions of Coronel, among others, filed two constitutional protection appeals against Endesa Chile before the Court of Appeals of Concepcion. The first appeal alleges Endesa Chile would be operating Unit II of the Bocamina thermal power plant without the proper environmental authorizations. The second appeal alleges that Endesa Chile would not have an operational desulphurizing plant for the operation of Unit I of the Bocamina thermal power plant. The first plaintiff obtained a temporary injunction that halted operation of Unit II of the Bocamina thermal power plant. Endesa Chile contested the injunction but was denied relief. Endesa Chile also presented its defense in both resources, providing the background for rejection. On May 29, 2014, the ruling was upheld that accepted the appeal and imposed a series of requirements designed to prevent the Bocamina thermal power plant from causing environmental damage. An appeal was filed against this judgment before the Chilean Supreme Court, with which on November 6, 2014 ruling was sentenced that although it confirms the appealed decision (i.e., it confirms the resolution that picked up the protection appeals it contains certain declarations that are favorable for the company). Definitely, it recognizes that the Bocamina II thermal power plant has an Environmental Qualification Resolution (RCA, in its Spanish acronym), and the changes introduced in it must be approved through an Environmental Impact Study (EIA, in its Spanish acronym).

10.

In 2001, a lawsuit was filed against Endesa Chile’s Colombian generation subsidiary Emgesa S.A. E.S.P., as well as the non-related companies, Empresa de Energía de Bogotá S.A. E.S.P. (EEB) and Corporación Autónoma Regional de Cundinamarca (CAR), by the residents of Sibaté, in the Colombian Department of Cundinamarca. This lawsuit seeks to hold the defendants jointly liable for the damages and prejudices derived from the pollution to the El Muñá reservoir, resulting from the pumping of polluted waters from the Bogotá River by Emgesa. Emgesa has denied these allegations arguing, among others, that it does not have any responsibility since it receives the waters already contaminated. The plaintiffs’ initial demand was for approximately CPs 3,000 billion (approximately ThCh$ 750,000,000). Emgesa filed a motion for the joinderof numerous public and private entities that dump into the waters of the Bogotá River or that in any way are responsible for the environmental stewardship of the river basin. The Third Section of the State Council has received the petition and ordered certain companies joined as defendants. In January 2013, several of the defendants filed responses to the complaint. In June 2013, a motion to terminate the proceedings was denied. The resolving preliminary objections and the summons to a conciliation hearing are currently pending.

11.

The fiscal authority in Peru, SUNAT, questioned Edegel in 2001 regarding the manner in which it was accounting for the valuation of its depreciating assets. Edegel had conducted a voluntary reevaluation for the 1996 fiscal year, and as a result of such reevaluation it recorded a reduction of goodwill with respect to assets. This depreciation was recorded as an expense. The amount rejected by SUNAT is related to financial interest paid during the construction phase of the power plants. SUNAT claims (i) that Edegel has not demonstrated that it was necessary to obtain financing to build the power plants or (ii) that such financing was actually incurred. Edegel has responded that SUNAT cannot request such evidence in its review because the reevaluation assigns the assets a market value when the reevaluation was performed, instead of the historical value of the assets. In this case, the methodology considered that the power plants of such scale were built with financings. In addition, Edegel claimed that if SUNAT disagreed with the valuation, it should have conducted its own appraisal, which it failed to do. On February 2, 2012, the Tax Court (TF) issued a ruling for the 1999 fiscal year in favor of Edegel regarding two of its power plants, but against it regarding the remaining four power plants, based on the fact that a verified financing was only evidenced for the first two power plants. Consequently, the TF ordered SUNAT to recalculate the taxes payable by Edegel, which amounted to €11 million and were paid by Edegel in June 2012. This amount will be recovered if Edegel obtains favorable rulings in the following claims it has subsequently filed:

i)	an administrative contentious claim before the Judicial Power against the TF’s ruling, filed in May 2012 (which would result in a complete recovery of the taxes).

ii)

a partial appeal against the recalculation that SUNAT performed in order to comply with the TF’s ruling, on the basis that the recalculation was incorrect, filed in July 2012 (which would result in a partial recovery of the taxes).

In August 2013, Edegel received notice of an unfavorable ruling regarding certain of the claims it had brought. Edegel filed an annulment appeal against ruling, since the resolution violates its motivation right and it is untimely. The annulment appeal that Edegel filed is pending resolution by the TF, which is expected to be resolved in 2015. The TF has ruled on the appeal, but Edegel has not been notified yet of the decision.

For the 2000 to 2001 fiscal years, Edegel paid the equivalent of €5 million and made a provision of €1 million. Edegel filed new evidence in order to reducethe amount of that could be paid from €6 million to €1.3 million, however the TF could determine that the evidence is inadmissible as untimely.

The taxes involved in these proceedings is S/. 122,556,694 (approximately ThCh$ 24,877,783), which is divided between the active amount of S/. 59,819,819 (approximately ThCh$ 12,142,825) and the passive amount of S/. 62,736,874 (approximately ThCh$ 12,734,958).

12.

A class action lawsuit has been filed by residents of the Colombian Municipality of Garzón, alleging that the construction of the El Quimbo hydroelectric project has caused the plaintiffs’ income from handicrafts or entrepreneurial activities to decrease by an average of 30%. The lawsuit claims the decrease was not considered when the project’s social-economic impact report was drafted. Emgesa has denied these allegations on the basis that (i) the social-economic impact report complied with all methodological criteria, including giving all interested parties the opportunity to be registered in the report, (ii) the plaintiffs are not residents and therefore, compensation is allowed only for those whose revenues are, in their majority, coming from of their activity in the direct area of influence of the El Quimbo hydroelectric project and (iii) compensation must not go beyond the “first link” of the production chain and must be based on the status of the income indicators of each affected person. A proceeding was filed in parallel by 38 inhabitants of the Municipality of Garzón, who are claiming compensation for being affected by the El Quimbo hydroelectric project since they were not included in the social-economic impact report. A mandatory settlement hearing was unsuccessful. The court ordered a test, which is currently in the preliminary phase. In the parallel proceeding, an exception previous of pending lawsuit was filed, based on the existence of the principal proceeding. The proposed exception is pending ruling. The amount involved in this proceeding is estimated to be approximately CPs 94 billion (approximately ThCh$ 23,500,000).

13.

The Colombian Constitutional Court, under its authority to review records of actions for protection already ruled upon in first and second instances, selected seven actions for protection related to the El Quimbo hydroelectric project, which had been decided in favor of Emgesa. The plaintiffs of these actions for protection sought compensation saying that they belonged to trade associations such as: small handicraft fishermen, transporters, “paleros”, foremen, constructors and contractors. As a result of this review, consolidated into one proceeding, the Constitutional Court passed ruling T-135, and notified Emgesa on February 11, 2014. The Constitutional Court considered that the manner of conducting the census of the El Quimbo hydroelectric project was in violation of the principle of the citizen participation. Although the decision does not impact the validity of the project’s environmental license, it expands its geographical coverage and potentially adds additional affected parties. As a consequence of the above mentioned review, the Constitutional Court overturned the rulings of the courts in the first and second instances and ruled in favor of the plaintiffs. The Constitutional Court ordered the inclusion and grant of the benefits included in the environmental license to them, and ordered, as protective measure for other similarly-situated people, that a new census be conducted in accordance with its order, particularly with respect to the right to effective participation by the local residents. On February 14, 2014, Emgesa filed a petition for clarification before the Constitutional Court which, while not disputing the decision, petitions the Court to clarify or limit its effects, particularly the economic effects. On March 6, 2014, Emgesa filed a writ to inform the Court of the actions it has taken to comply with the decision, such as: (i) including the seven plaintiffs identified by the Constitutional Court within the census of the El Quimbo hydroelectric project, (ii) holding informational sessions and social-economic interviews with the plaintiffs, (iii) forming a multi-disciplinary team to develop a structured methodological proposal to uphold the Court’s ruling and (iv) providing a timetable of activities to develop by the company to comply with the objectives indicated. The Constitutional Court ruled on the petition for clarification that Emgesa requested, considering it inadmissible because in its opinion, the scope of the protected fundamental rights is well established in ruling T-135. Similarly, the Court considers that, since it is a proceeding in which seven protected lawsuits were consolidated, the competent authority to verify compliance withthe Court’s order is the court that ruled in the first instance on the first of the accrued proceedings (i.e. the Civil Chamber, Family Division of the High Court of the District of Neiva). This court of law will be the one in charge of carrying out public audiences requested by Emgesa to verify compliance with the judgment. There are no pending appeals. The amount of this proceeding is an undetermined.

b)	Pending lawsuits in Associates and Joint Ventures companies:

Enel	Brasil S.A. and Subsidiaries

-	Ampla Energía S.A.

1.

In Brazil, Basilus S/A Serviços, Empreendimentos e Participações (successor to Meridional S/A Serviços, Empreendimentos e Participações from 2008) is the holder of the litigation rights that it acquired from the construction companies Mistral and CIVEL, which had a civil works contract with Centrais Elétricas Fluminense S.A. (CELF). This contract was terminated before CELF’s privatization process. Since CELF’s assets were transferred to Ampla during the privatization process, Basilus (previously Meridional) sued Ampla in 1998, contending that the transfer of the referred assets was done in detriment of its rights. Ampla only acquired assets from CELF, but is not its legal successor since CELF, a state-owned company, still exits and maintains its legal personality. Basilus demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Basilus, and Ampla and the State of Rio de Janeiro filed the corresponding appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by Basilus, in Ampla’s favor. Basilus filed an appeal against the resolution, which was denied. In July 2010, Basilus filed an Appeal under Specific Court Regulations (Agravo Regimental) before the Superior Court of Justice of Brazil, which also rejected the appeal in August 2010. In order to overturn such decision, Basilus filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also rejected. In June 2011, Basilus filed an Appeal to Amendment of Judgment (Embargos de Declaração) in order to clarify a supposed omission by the Superior Court of Justice in the decision on the Petition of Writ of Mandamus, which was not accepted by the court. Against this decision, Basilus filed a Ordinary Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On March 28, 2012 the Reporting Justice decided the Ordinary Appeal in favor of Basilus. Ampla and the State of Rio de Janeiro filed an Appeal under Specific Court

Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Ordinary Appeal of the Petition of Writ of Mandamus must be submitted to the decision by an en banc session and not by a single Reporting Justice. Basilus challenged the decision. The decision of August 28, 2012 was published on December 10, 2012, once the Appeal to Amendment of Judgment had been filed by Ampla and the State of Rio de Janeiro to remedy the existing error in its publication, in order to avoid future divergence. Basilus filed its response and on May 27, 2013, the Appeals to Amendment of Judgment filed by Ampla and the State of Rio de Janeiro were accepted and the error corrected. Consequently, the proceeding is in its second legal instance with a decision favorable to Ampla and there are pending proceedings before the Superior Court of Law. The amount involved in this proceeding is estimated to be approximately R$ 1,096 million (approximately ThCh$ 250,359,280).

2.

The Brazilian Internal Revenue Service claims an alleged underreporting of dividends by Endesa Brasil, now called Enel Brasil than it reported. The Brazilian IRS claims that the total amortization of goodwill (greater value) recorded by Enel Brasil, in 2009 in the equity accounts, should have been recorded in the comprehensive income accounts. As a result, the procedure performed was inadequate and a greater profit would have been generated and consequently, a higher amount of dividends distributed. The alleged surplus in dividends was interpreted by the Brazilian IRS as payments to non-residents, which would be subject to a 15% income tax retained at the source. Enel Brasil responded that all the procedures adopted by Enel Brasil were based on the company’s interpretation and in accordance with Brazilian accounting standards (Brazilian GAAP),and confirmed by the external auditors and by a legal opinion (from Souza Leão Advogados). Enel Brasil has filed its defense in the administrative first instance and is waiting for an administrative first instance ruling. This contingency has not been provisioned. The amount involved in this proceeding is R$ 212 million (approximately ThCh$ 48,427,160).

3.

Companhia Brasileira de Antibióticos (Cibran) filed suit against Ampla in order to receive compensation for the loss of products and raw materials, machinery breakdown, among other things, that occurred as a consequence of poor service provided by Ampla between 1987 and May 1994, and compensation for moral damages. This litigation is related to other five actions filed by Cibran against Ampla based on power outages allegedly caused by Ampla in the period from 1987 to 1994, 1994 to 1999 and part of 2002. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. Ampla challenged such assessment and requested a new expert assessment. On September 5, 2013, the judge rejected the prior petition, whereupon Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) and subsequently a Special Appeal (Agravo de Instrumento), both of which were rejected by the court. Against the latter, Ampla filed a Special Appeal before the Superior Court of Justice, which is pending review. In September 2014, a first instance judgment in one of these proceedings ordered to Ampla to pay compensation of R$ 200,000 (approximately ThCh$ 48,896) for moral damages, in addition to the payment of material damages caused due to failures in supply of service, which have to be assessed by an expert in the sentence execution stage. Ampla, filed a Clarification Attachment against this ruling that was rejected. In December 2014, Ampla filed an appeal, currently pending decision. In the remaining proceedings, a first instance ruling is pending. The amount involved for all these cases is estimated to be approximately R$166 million (approximately ThCh$ 37,919,380).

4.

In December 2001, the Brazilian Federal Constitution was amended to apply the CONFINS tax (Contribuicao para o Financiamento da Seguridade Social) a tax levied on revenues, to electricity energy sales. The Constitution states that the changes on social contributions are effective 90 days after their publication, which is the reason why Ampla started to pay this COFINS tax in April 2002. However, the Brazilian Internal Revenue Service notified Ampla that the 90-day of entry into force is applied to statutory amendments, but are not applicable to constitutional amendments, which are effective immediately. In November 2007, the appeal filed with the Taxpayers Council (Consejo de Contribuyentes, ), the administrative appeals level, ruled against Ampla. In October 2008, Ampla filed a special appeal that was denied. On December 30, 2013, Ampla was notified of the decision to reject its position that the COFINS taxpayments were not due for the period from December 2001 to March 2002 since the Constitution states that legislative changes are effective 90 days after their publication. Ampla filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public fundsand was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must be120%, rather than previous 130%, of the tax debt and the bond was reduced to € 44 million. Ampla submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Ampla opposed its defense in July 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. The amount involved in this case is estimated to be approximately R$ 142 million (approximately ThCh$ 32,437,060).

5.

In August 1996, Ampla obtained a favorable ruling granting it an exemption from paying the COFINS tax for the period prior to the 2001 amendment of the Brazilian Federal Constitution wich expresslymade electric power operations subject to the CONFINS tax.Following the definite decision in favor of Ampla issued in 2010,the Brazilian Public Treasury attempted to overturn the 1996 decision favorable to Ampla Through a rescission action. In Ampla refiled a suit originally filed in 1996 seeking a refund of its COFINS tax payments from April 1992 to June 1996, based on the favorable ruling in the first lawsuit that had been suspended pending the resolution of the first lawsuit described above. In June 2013, Ampla received a favorable decision entitling it to a refund of its COFINS tax payments, for the periods requested. The Brazilian Public Treasury appealed the decision. In October 2014, the Court of the State of Río de Janeiro ordered a new trial since it considered that the Brazilian Public Treasury did not have the opportunity to manifest in the prior proceeding. A new first instance judgment is expected. The sum Ampla has requested as a tax refund amounts to R$ 161 million (approximately ThCh$ 36,777,230).

6.

In order to fund the purchase of Coelce in 1998, Ampla issued long-term debt abroad through securities called Fixed Rate Notes (FRNs) which were governed by a special tax regime whereby interest payments received by non-resident holders were exempt from taxation in Brazil, as long as the debt was issued with a minimum maturity of 8 years. In 2005, the Brazilian Internal Revenue Service notified Ampla the special tax regimedid not apply based on its understanding that prepayments were made before the stated maturity, due to the fact that Ampla had received financing in Brazil which was allocated to the FRN holders. Amplabelives that these two transactions are independent and legally valid. The non-application of the special tax regime means that Ampla would have failed to comply with its obligation to retain the tax and to record it as interest payments made to non-resident holders. The tax resolution was appealed and in 2007 the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level, annulled it. However, the Brazilian Internal Revenue Service (responsible for tax collection and compliance with tax laws) contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative appeals level, and on November 6, 2012, it ruled against Ampla. The decision was notified to Ampla on December 21, 2012. On December 28, 2012, Ampla filed a Petition for Clarification of the Decision (Embargado de Aclaración) before the Superior Chamber of Fiscal Resources in order to obtain a final resolution regarding contradictory points of the decision and to incorporate in it the relevant defense arguments that were omitted. On October 15, 2013, Ampla was informed of the decision to deny the Petition for Clarification of the Decision filed on December 28, 2012. As a consequence, Ampla filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds. Ampla was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must be 120% rather than the previous 130%, of the tax debt and the bond was reduced to € 331 million. Ampla submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Ampla opposed its defense on June 27, 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding . It is important to mention that the final unfavorable decision of the Superior Chamber of Fiscal Resources could lead to a possible criminal proceeding against some employees and managers of Ampla. The amount involved in this case is estimated to be approximately R$ 1,068 million (approximately ThCh$ 243,963,240).

7.

In 2002, the State of Rio de Janeiro issued a decree stating that the ICMS (a tax similar to the Chilean Value Added Tax) should be paid and filed on the 10th, 20th and 30th days of the same month of the tax accrual. Ampla continued paying ICMS in accordance with the previous system (filing within five days after the end of the month of its accrual) and did not adopt the new system between September 2002 and February 2005 due to cash flow issues. Additionally, Ampla filed a lawsuit to dispute the constitutionality of the new filing requirement. These lawsuits were unsuccessful, and Ampla has filed suit alleging constitutional violations with the Brazilian Supreme Federal Tribune. Since March 2005, Ampla has been paying the ICMS according to the new system. In September 2005, the IRF notified to Ampla of fines and interest due to the delay in filing the ICMS as set forth in the aforementioned decree of 2002. Ampla appealed the resolution before the Administrative Courts, based on the fiscal Amnesty Laws of the State of Río de Janeiro published in 2004 and 2005 (foregiving interest and penalties if the taxpayer paid the taxes due). Ampla alleges that if the aforementioned tax amnesties are found to be inapplicable to it, the law would punish taxpayers that are delayed only a few days in their tax payments (as in the case of Ampla) more harshly than those who failed to pay their taxes and later formally adopted the various tax amnesties and thus, regulate their tax situation through the filing of overdue unpaid taxes.

On May 9, 2012, The “En Banc Council” (a special body within the Taxpayers Council, representing the last administrative instance) issued a judgment against Ampla. The decision was notified on August 29, 2012. Ampla appealed to the State Public Treasury (Hacienda Pública Estadual) using a special review procedure based on the equity principle, before the Governor of the State of Río de Janeiro. The appeal has not been resolved and therefore, the tax should be suspended. However, the State of Río de Janeiro recorded the tax due in the Public Register as if demandable and therefore, Ampla was obliged to post, on November 12, 2012, a surety bond in the amount of € 101 million (R$ 293 million) in order to receive a certification of fiscal good standing to continue receiving public funds. On June 4, 2013, in a decision of second instance, the State Public Treasury obtained a ruling against Ampla’s surety bond. In September 2013, Ampla filed a letter of guarantee to substitute for the surety bond rejected by the court. However, Ampla reiterated to the attorney of the State, the petition of review, which is still pending decision. Despitethis, the State Public Treasury submitted the fiscal execution and Ampla opposed its defense. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding . The amount involved in this proceeding is R$ 269 million (approximately ThCh$ 61,447,670).

-	Cien

1.

In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the contract of Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” signed in 1999 between CIEN and Centrais Geradoras do Sul do Brasil S.A (which is now known as Tractebel Energía). Tractebel Energía asked the court to order CIEN to pay a rescission penalty of R$ 117,666,976 (approximately ThCh$ 26,878,667) plus other fines due to the unavailability of energy. The breach allegedly occurred due to a failure by CIEN to ensure sufficient capacity as contracted with Tractebel Energía during the 20-year period, which allegedly took place beginning in March 2005. In May 2010, Tractebel Energía notified CIEN via a written statement, but not judicially, its intention to exercise step-in rights of Line I (30%). The proceeding is currently at the first instance. CIEN petitioned to join this proceeding with the lawsuit filed by it against Tractebel Energía in 2001, which involves a dispute relative to exchange rates and taxing issues. The petition to join both proceedings was rejected by the court. Subsequently, CIEN filed a request to suspend the proceeding for 180 days in order to avoid potentially divergent decisions. The court ordered the suspension of proceedings for one year pending the outcome of the other lawsuit of CIEN against Tractebel Energía.

2.

In 2010, Furnas Centrais Eletricas S.A. filed a suit against CIEN, based on CIEN’s alleged breach of the contract “Firm Capacity Purchase with Related Energy for the purchase of 700 MW of firm capacity with related energy originating from Argentina”, which was signed in 1998 with a term of 20 years beginning in June 2000. In its lawsuit, Furnas requested a compensation of R$ 520,800,659 (approximately ThCh$ 118,966,495) corresponding to a rescission penalty included in the contract, plus adjustments and delinquent interests, from the date of filing of the claim until actual payment. Furnas also requested for additional penalties based on the lack of availability of the “firm power and related energy” and for other damages to be determined upon the final decision. The first trial judgment denied the claims of Funas for CIEN’s responsibility for breach of its contractual obligations . The Court recognized the existence of force majeure because of the energy crisis in Argentina. Regarding the foreign language documents presented by CIEN, the judge of first instance determined that those documents would be excluded from the lawsuit, which decision was confirmed by the 12th Civil Section of the State Court. CIEN has filed a Special Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice. In addition to the foregoing, CIEN received a notice from Furnas, not at the judicial headquarters, indicating that in case of rescission due to CIEN’s breach, Furnas would have the right to acquire 70% of Line I.

-	Coelce

1.

In 1982 under the framework of an electricity supply network expansion in Brazilian rural areas, which was financed principally by international development banks (IDBs), the then-state-owned Companhia Energética do Ceará S.A. (Coelce) executed contracts with 13 cooperatives at the request of the Brazilian government and the IDBs to implement this project. Under the contracts, Coelce operated and maintained the assets and paid a monthly fee, which was adjusted for inflation. These contracts were of indefinite length and failed to clearly identify the networks that were under their scope due the public nature of Coelce and the fact that they were often amended, creating a confusion between the assets that were operated and maintained by Coelce, and the assets that were owned by it. After 13 years of regular performance of the lease by making payments adjusted for inflation, in 1995 Coelce started making payments without adjustment, and continued to do so after its privatization in 1998. In view of the foregoing, some of these cooperatives have filed claims against Coelce for the payment of the adjustment for inflation. Coelce’s defense is basically grounded on the argument that the adjustment is not applicable, since the assets lacked value due to their very extended useful lives, taking into consideration their depreciation, or, alternatively, if the assets were deemed to have any value, that said value would be very low since Coelce performed their replacement, extension and maintenance. The amount involved in this litigation is approximately R$ 161,742,815 (approximately ThCh$ 36,946,911).

2.

One of the plaintiffs in this litigation, Cooperativa de Eletrificação Rural do V do Acarau Ltda (Coperva), filed a review action requesting expert evaluation of the issue. Once the expert report was delivered, Coelce claimed there were technical inconsistencies therein and requested a new evaluation to be conducted, but the court ruled the “anticipated execution of the decision”, which entails the preliminary determination of the adjusted monthly payments Coelce should have made and ordering the immediate payment of the difference between such adjusted values and the values Coelce actually paid. An appeal has been filed and a precautionary measure has been obtained in favor of Coelce, staying the anticipated execution of the decision. On April 4, 2014 a court of first instance denied Coperva’s claims. Coperva has appealed the decision. Coperva filed a appeal which is pending decision. filed a review action in 2007, through which Coperva is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará), to be calculated at 1% of the value of the asset leased, estimated by Coperca to be at R$ 15.6 million (approximately ThCh$ 3,563,508). This proceeding is in a first instance, and has not yet started the evidence presenting stage .The amount involved in this proceeding is estimated to be R$ 87,843,275 (approximately ThCh$ 20,066,039) . In Coerce’s case, the review action was filed in 2006 and Coerce is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará),to be calculated 2% of the value of the asset leased. The amount involved in this proceeding is R$ 101,127,109 (approximately ThCh$ 23,100,466). This proceeding, as well as the one of for Coperva, has not been impulsed by the plaintiff and is in its first instance.

-	Endesa Fortaleza

1.

At the end of 2002, Fortaleza filed an action against the Brazilian federal government in order to obtain a ruling that considered imported goods for the turbo-generating units to be qualified as “Other Power Generating Units” under the applicable tax legislation, which would be entitled to a 0% rate of import tax (II) and industrialized products tax(IPI). Fortaleza obtained a preliminary favorable ruling in the principal proceeding which allows it to import goods at a 0% rate, provided it deposited the applicable taxes as a bond in the event of a final adverse ruling. To date, Fortaleza has obtained favorable rulings in an administrative proceeding and from the Superior Court of Justice (Brasilia), for its principal proceeding. In 2002, Fortaleza filed an action due to the tax increase from 0% to 14% applicable to the importation of generator. In this proceeding, Fortaleza obtained a favorable decision in the first and second instances. The Brazilian Treasury re-filed a proceeding and Fortaleza obtained a favorable ruling, which will allow it to recover the € 27 million (approximately ThCh$ 20,347,991) bond. In December 2014, Fortaleza recovered € 25.3 million (approximately ThCh$ 18,274,400) of the bond and the remaining € 1.7 million (approximately ThCh$ 685,290) of the bond is pending of recovery.

2.

In February 2007, the Brazilian tax authorities audited Fortaleza regarding the payment of PIS/COFINS tax during December 2003 and from February 2004 to November 2004. The audit resulted in a claim alleging differences between the amounts stated in Fortaleza annual tax return (where the PIS/COFINS tax amounts were reported under the new non-accrued regime) and the amounts stated in monthly tax returns (where the amounts due were reported under an older accrual system). On appeal, the Taxpayer’s Council confirmed the validity of the compensations of credits resulting from the regime change of PIS/COFINS. The Brazilian Treasury can file a Special Appeal before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales). The amount involved in this proceeding is R$ 85 million (approximately ThCh$ 19,416,550).

The management of Endesa Chile considers the provisions it has recorded in the Consolidated Statements of Financial Position as adequate to cover the risks resulting from litigation.

34.4	Financial restrictions

Various of the company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial covenants, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the agreements’ events-of-default clauses that must be complied with.

1)	Cross Default

Some of the financial debt contracts of Endesa Chile contain cross default clauses. The credit line agreement that Endesa Chile signed in February 2013 under Chilean law stipulate that cross default is triggered only upon default by the Debtor itself and does not refer to subsidiaries, that is, Endesa Chile. In order to accelerate payment of the debt of this credit line due to cross default originating in another debt, the amount overdue of a debt must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met including the expiry of grace periods. Amounts against these credit lines have not yet been disbursed, and they mature in February 2016. The international credit line that Endesa Chile signed under New York law in July 2014 and which expires in July 2019, makes no reference to subsidiaries either, so a cross default can only arise with respect to another of its own debts. In order to accelerate payment of the debt of this credit line due to cross default with respect to another debt, the amount overdue of a debt must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met including the expiry of grace periods (if any) and a formal notification of the intention to accelerate the debt by creditors representing over 50% of the amount due or committed under the agreement. No funds have been disbursed from this line of credit as of this date.

Regarding the bond issues of Endesa Chile registered with the United States Securities and Exchange Commission (the SEC), commonly called “Yankee Bonds”, a cross default for non-payment can be triggered by another of Endesa Chile’s debt amount or by that of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on Endesa Chile’s Yankee Bonds. Its longest-term Yankee Bonds mature in February 2097, while others mature in 2015, 2024, 2027 and 2037. Specifically for those maturing in 2024 (issued in April 2014), the threshold at which cross default would be triggered was increased to US$50 million or the equivalent in other currencies.

The domestic bonds of Endesa Chile state that cross default can be triggered only by the default of the issuer in cases where the amount overdue exceeds US$ 50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series at a bond-holders’ meeting.

2)	Financial Covenants

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

The Endesa Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

- Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Endesa Chile, and Non-controlling interests. As of December 31, 2014, the ratio was 0.37.

- Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Endesa. As of December 31, 2014, the equity of Endesa Chile was Ch$2,700,280 million.

- Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associated companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending at the close of the quarter being reported. For the period ended December 31, 2014, this ratio was 9.72.

- Net Asset Position with Related Companies: A net asset position must be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, Current, accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation. As of December 31, 2014, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$330.29 million, indicating that Enersis S.A. is a net creditor of Endesa Chile rather than a net debtor.

Series M

- The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities and Equity. As of December 31, 2014, the debt ratio was 0.37.

- Equity: Same as for Series H.

- Financial Expense Coverage Ratio: Same as for Series H.

The rest of Endesa Chile’s debt and the undisbursed credit lines include other covenants such as leverage and debt coverage ratios (Debt Ratio/EBITDA ratio), while the Yankee Bonds are not subject to financial covenants.

In the case of Endesa Chile as of December 31, 2014, the most restrictive financial covenant was the Debt Ratio requirement in the line of credit under Chilean law, which expires in February 2016.

In Peru, the debt of Edegel includes the following covenants: Debt and Debt Coverage (Debt Ratio/EBITDA) Ratios. As of December 31, 2014, the most restrictive financial covenant for Edegel was the Debt/EBITDA Ratio corresponding to the finance lease with Scotiabank expiring in March 2017.

In Argentina, Endesa Costanera has just one covenant, the maximum debt, corresponding to a loan from Credit Suisse First Boston International which matures in February 2016. The debt of El Chocón includes covenants related to Maximum Debt, Net Consolidated Equity, Interest Coverage, Debt Coverage (Debt Ratio/EBITDA) and a Leverage ratio. In the case of El Chocón, as of December 31, 2014, the Interest Coverage covenant (EBITDA/Financial Expenses) was in default, for the loan with Standard Bank, Deutsche Bank and Itau, which expires in February 2016. The company is negotiating the respective waiver with these creditors. This does not present a cross default risk or a breach for Endesa Chile.

In Colombia, the debt of Emgesa is not subject to compliance with financial covenants, a situation that also applies to the debt of the rest of the Group’s companies not mentioned in this Note.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of December 31, 2014 and 2013, neither Endesa Chile nor any of its subsidiaries were in default under their financial obligations summarized here or other financial obligations whose defaults might trigger the acceleration of their financial commitments, with the exception of our power generation Argentine subsidiaries Hidroeléctrica El Chocón at the close of 2014 as mentioned above, and Endesa Costanera at the close of 2013.

Endesa Costanera has not made the biannual payments on a supplier loan with Mitsubishi Corporation since March of 2012, for a total US$107.1 million, including principal and interest. After a long period of negotiations, a restructuring agreement was signed on October 27, 2014. The main conditions of this restructuring include: the elimination of accrued interest at September 30, 2014 of US$66 million; the rescheduling of the capital repayment of US$120.6 million over 18 years with a grace period of 12 months, to be fully repaid by December 15, 2032; a minimum annual capital repayment of US$3,000,000 in quarterly installments; an interest rate of 0.25% per annum; the maintaining of the pledge over assets; and restrictions on the payment of dividends. The preceding condition to making the agreement effective was that Endesa Costanera SA should pay US$5,000,000 of the debt due within 15 business days of signing the agreement; this was carried out on November 14, 2014.

None of this represents a cross default risk or a breach for Endesa Chile.

34.5   Other information

Endesa Costanera

-

Resolution 95/13 from the Argentine Energy Secretariat was published on March 26, 2013 making significant changes to the remunerations system for generating companies and other aspects of operations in the wholesale electricity market. Among the measures set forth in Argentine Energy Secretariat Resolution 529/14, published on May 23, 2014, is an update of the system for remunerating generation companies, replacing Appendices I, II and III of Resolution 95/13 and incorporating a new system for one-time maintenance remuneration that is determined monthly and is calculated on the basis of the total power generated. These funds will be used to finance major maintenance, subject to the approval of the Energy Secretariat. Nevertheless, our Argentine subsidiary Endesa Costanera still has a deficit in working capital, which is causing difficulties in its short-term financial equilibrium and compromising the company’s future ability to continue operating successfully and to maintain its assets. Endesa Costanera expects to correct the present situation depending on a favorable resolution of requests made to the Argentine government.

Centrales Hidroeléctricas de Aysén

-

On July 9, 2014, the Ministers’ Committee, through (i) Exempt Resolution 569, resolved the invalidation process and (ii) Exempt Resolution 570, resolved the complaint proceedings, presented by individuals, citizens’ organizations and the proposer of the Aysén Hydroelectric Project against Exempt Resolution 225/2011 issued by the Evaluation Commission of the Aysén del General Carlos Ibañez del Campo Region (the project’s RCA, or environmental approval).

Centrales Hidroeléctricas de Aysén S.A. was notified of these agreements and resolutions on July 14, 2014. Since appeals on these resolutions may be filed with the Environmental Court within 30 days of notification, Centrales Hidroeléctricas de Aysén S.A. is currently evaluating and analyzing the different actions and legal options that may be taken.

Moreover, as of December 31, 2014, a decision by the General Water Directorate is still pending regarding the water rights application requested by Hidroaysén. (See Note 39.2.).

35.   PERSONNEL FIGURES

Endesa Chile personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2014 and 2013:

Country	12-31-2014
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	40	1,127	94	1,261	1,224
Argentina	3	528	32	563	544
Peru	8	244	16	268	261
Colombia	11	563	15	589	576
Total	62	2,462	157	2,681	2,605

Country	12-31-2013
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	38	1,033	86	1,157	1,171
Argentina	5	505	19	529	513
Peru	7	237	16	260	262
Colombia	6	543	14	563	551
Total	56	2,318	135	2,509	2,497

36.   SANCTIONS

  The following sanctions have been received from administrative authorities:

a)   Endesa Chile and subsidiaries

1.   Endesa Chile

-

Income for fiscal year 2011: the Chilean Internal Revenue Service (SII) issued a fine after investigating the use of a credit for taxes paid abroad for income earned outside Chile. The investigation found discrepancies in the calculation of the net income from the foreign source, and a tax credit for a lower amount should have been used for that foreign income than what was declared at the time on the FY 2011 Income Tax Return. A fine of Ch$82,923,124 was imposed.

Closed and paid (May 2014).

-

During the 2011 fiscal year, the Company was fined 1,380 UTA (Annual Tax Units), equivalent to ThCh$683,315 by the Superintendency of Electricity and Fuels (SEF) for the blackout that occurred on March 14, 2010. Endesa Chile filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. Endesa Chile then filed an appeal against this ruling with the Supreme Court who, on November 20, 2013, rejected the second appeal and once again upheld the fine, but reduced its amount to 1,246 UTA, equivalent to ThCh$616,964.

Closed and paid.

-

In the 2012 fiscal year, the Company was issued a fine, plus interest, totaling ThCh$13,151 by the Chilean Tax Service (SII) for the excessive use of tax credits for the 2010 tax year. The amount was paid on March 28, 2013.

Closed and paid.

-

During the 2012 fiscal year, the Company was fined 1,200 UTA (Annual Taxation Units) by the Electricity and Fuels Superintendency (SEF) for the blackout that occurred on September 24, 2011. Endesa Chile filed a request for reconsideration with the SEF, which was denied in Exempt Resolution 703 of March 25, 2013, which also upheld the fine. The Company later filed appeal No. 2262-2013 challenging the ruling with the Santiago Court of Appeals. After studying the appeal, the Court of Appeals confirmed the fine imposed by the SEC but reduced it from 1,200 to 400 UTA. Endesa filed another appeal against this ruling with the Supreme Court, which upheld the 400 UTA fine (approximately ThCh$203,059).

Closed and paid.

-

In January 2013, Endesa Chile was notified of SEF Exempt Resolution 2496 fining the Company 10 UTA, equivalent to ThCh$4,952 for violating Article 123 of Decree Law (DFL) 4/20,018 of 2006 due to its failure to report to the SEF the commissioning of its electricity facilities by the deadline provided for in that law. To clear the charges, Endesa Chile paid the fine in full.

Closed and paid.

-

In the first quarter of 2013, Endesa Chile was notified of three resolutions issued by the Health SEREMI (Regional Ministerial Office) of the Maule Region, Resolutions 1057, 085 and 970, which ruled on health summary proceedings RIT Nos. 355/2011, 354/2011, and 356/2011, respectively, imposing a 20 UTM fine for each of the proceedings. The fines were imposed for the following violations: Resolution 1057 penalizes a health violation of Decree 594 of 1999, Regulations on Basic Health and Environmental Conditions in the Workplace, specifically, at the Cipreses Plant facilities; this fine has been paid in full. Resolution 085 penalizes a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 20.8-kW-capacity Siemens-Schukertwerke A6 power generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Resolution 970 penalizes a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 34 kW Conex generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Total: 60 UTM, equivalent to ThCh$2,592.

-

Endesa received notification in September 2013 of ORD No. 603 issued by the Superintendency of the Environment (SMA) initiating sanction proceedings and filing charges against Endesa as Holder of the Expansion Project for Unit Two of the Bocamina Plant for a number of violations against environmental regulations and the RCA environmental regulation instrument. The sanction proceedings are the result of inspections conducted by SMA personnel on February 13 and 14 and on March 19, 26, and 27, 2013, at the Bocamina thermoelectric facilities. The inspections found a number of violations of Exempt Resolution 206 of August 2, 2007 (RCA 206/2007), which was clarified by Exempt Resolutions 229 of August 21, 2007 (RCA 229/2007) and 285 of October 8, 2007 (RCA 285/2007) giving environmental approval to this expansion project. The infractions consist primarily of (i) not having a discharge channel for the cooling system that extends 30 meters into the ocean from the edge of the beach; (ii) not having the Bocamina I Desulfurization unit in operation; (iii) not submitting the information requested by the Superintendency’s official on past records of on-line emissions reports (CEM reports) from the startup of operations until the present time; (iv) exceeding the CO limit for Bocamina I set in the RCA for Bocamina II in January 2013; (v) the defects and gaps between panels in the Bocamina I perimeter acoustic enclosure; (vi) noise emissions that exceed regulatory limits; and (vii) not having technological barriers that prevent biomass from pouring into the plant’s intake.

Within the timeframe allotted, Endesa submitted a compliance schedule that was rejected. On November 27, 2013, the SMA reformulated the charges filed, adding two new charges (failure to comply with RCA 206/2007, considered a grave violation, and failure to comply with the information requirement issued in Ord. UIPS 603, which makes charges that are also considered a grave violation).

On August 11, 2014, the SMA passed Resolution 421 fining Endesa 8,640.4 UTA (approximately ThCh$4,478,976) for these environmental violations. Endesa filed an appeal with the Third Environmental Court of Valdivia claiming that the ruling is illegal. The resolution of this sanction process is pending at this time.

-

The Labor Directorate (Inspección del Trabajo) of the Bío Bío Region fined Endesa ThCh$2,523 for failure to fulfill its duties as the operating company after confirming, on June 12, 2014, an accident suffered by a worker employed by the contractor Metalcav at the Bocamina II worksite.

Closed and paid.

-

On May 20, 2014, the Valparaiso Court of Appeals confirmed the fine of ThCh$2,646 imposed by the Quintero Local Police Court (Juzgado de Policía Local) upholding CONAF’s claim that Endesa cut trees without first having a forestry management plan approved by CONAF. The trees were cut in the Valle Alegre area in lot 22, site 3 in the municipality of Quintero in order to clear trees from the high voltage wires. The fine was paid at the competent court.

Closed and paid.

-

On June 23, 2014, the SISS (Sanitary Services Superintendency) fined Endesa 13 UTA (approximately ThCh$6,599) for discharging liquid waste from the San Isidro II thermal plant during the cooling process in excess of the amount permitted under D.S. 90. High concentration of sulfate.

Closed and paid.

-

In July 2014 the Coronel Labor Directorate fined Endesa for labor legislation violations relating to staff serving at the Bocamina plant. The infringements are: i) exceeding the maximum of two hours overtime per day; ii) not allowing staff to rest on Sundays; iii) incorrectly recording attendance; iv) exceeding the maximum 10-hour working day. The fine imposed for these offenses totaled ThCh$10,123, which the company has paid in full.

Closed and paid.

2.	Pehuenche

-

During the 2011 fiscal year, the Company was fined 602 UTA (Annual Tax Units), or approximately ThCh$298,084 by the Electricity and Fuels Superintendency (SEF) for the blackout that occurred on March 14, 2010. Pehuenche filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. Pehuenche filed an appeal against this ruling with the Supreme Court, which, on November 20, 2013, rejected the appeal and upheld the fine but reducing the amount to 421 UTA, equivalent to ThCh$208,461.

Closed and paid.

-

On October 2, 2013, the Chilean Superintendency of Securities and Insurance fined Empresa Eléctrica Pehuenche S.A. and its CEO for alleged violations of Article 54 of Law 18,046 “over the right of all shareholders to examine the annual report, balance sheet, inventory, minutes, ledgers and external auditors’ reports during the 15 days prior to a company’s ordinary shareholders’ meeting.” It resolved the following:

To impose on Empresa Eléctrica Pehuenche S.A. and its General Manager, Lucio Castro Márquez, a fine of 150 UF each for violation of Article 54 of Law 18,046 and Article 61 of the Regulations on Corporations in effect at the time the events penalized occurred.

The fine was applied as a result of a claim made by Tricahue Inversiones S.A.’s against Empresa Eléctrica Pehuenche S.A. based on the fact that, on April 24, 2012, the Tricahue S.A. General Manager went to Pehuenche’s offices to examine the Minutes book of the company’s Board of Directors and stated that he was first required to sign a statement of confidentiality and indemnity in Pehuenche’s favor, which he considered illegal and arbitrary.

On August 24, 2012, Tricahue Inversiones S.A. withdrew its complaint filed against Empresa Eléctrica Pehuenche S.A.

The Company and its General Manager, respectively, exercised the action provided for under Article 30 of Decree Law 3,538, within the conditions and time frame required, to file a claim against the SVS resolution with the ordinary courts of law to have the resolution revoked.

Finally, on May 20, 2014, the Court recognized the claim filed and revoked the sanction applied as groundless.
Closed.

3.	Hidroeléctrica El Chocón S.A.

-

For the fiscal year ended December 31, 2012, Hidroeléctrica El Chocón (HECSA) was fined Th$3,069 Argentine pesos (approximately ThCh$217,766) by the Jurisdictional Authority of the Limay, Neuquén and Negro River Basins (Autoridad Jurisdiccional de las Cuencas de los Ríos Limay, Neuquén y Negro, AIC) for failure to comply with certain obligations contained in the Concession Agreement. The company has filed the respective appeal, so the ruling is not yet final. The AIC also fined HECSA Th$43 Argentine pesos (approximately ThCh$3,051) for failure to submit required reports. On June 11, 2014, the company paid Th$58.91 Argentine pesos (approximately ThCh$4) in penalty interest on this fine.

-	For the fiscal year ended December 31, 2013, the Energy Regulatory Body (ENRE) imposed a fine of Th$20 Argentine pesos (approximately ThCh$1,419) on the company. HECSA has filed an appeal.

-	Between January 1, 2014 and March 31, 2014, the Electricity Regulatory Body (ENRE) imposed a fine of Th$11 Argentine pesos (approximately ThCh$781). The company has filed an appeal.

-	Finally, between April 1, 2014 and June 30, 2014, the Electricity Regulatory Body (ENRE) imposed two fines amounting to Th$3 Argentine pesos (approximately ThCh$213).

4.	Endesa Costanera S.A.

-

During the 2012 fiscal year and until June 30, 2013, the company was issued two fines for a total amount of Th$47,949 Argentine pesos (approximately ThCh$3,402,299) by the General Customs Authority (Dirección General de Aduanas). Possible liability on the part of Mitsubishi is being assessed, in which case that amount could be claimed from this supplier. The ENRE also imposed two fines totaling Th$51 Argentine pesos (approximately ThCh$3,619). The company has filed an appeal.

-	From April 1, 2014 to June 30, 2014, the Electricity Regulatory Body (ENRE) imposed a fine of Th$40 Argentine pesos (approximately ThCh$2,843), which was paid on June 30, 2014.

-

Finally, during the period from 1 July 2014 to 31 December 2014, the Electricity Regulatory Body (ENRE) imposed a fine of Th$102 Argentine pesos (approximately ThCh$7,238), which was paid on November 20, 2014.

5.	Edegel S.A.A.

-

In April 2011, Edegel S.A.A. was fined by the SUNAT (the Peruvian Tax Administration) for issues with the calculation of its 2006 income tax. The amount of the fines, restated at December 31, 2014, was S/.10,162,561 (approximately ThCh$2,062,942). The company has filed an appeal, which is pending resolution by the Tax Court.

-

In February 2012, the SUNAT ordered Edegel S.A.A. to pay S/.38,433,190.24 (ThCh$7,597,565) for omitted taxes plus interest and penalties in connection with an audit of its 1999 income tax that began in January of 2006. Edegel S.A.A. paid the penalty imposed by the SUNAT and filed an administrative claim disputing the assessment; a decision on the claim is pending.

-

In August 2012, Edegel S.A.A. received a fine for a total of S/.18,250 (5 Tax Units, UIT, or approximately ThCh$3,704) from the Agency for the Supervision of Investment in Energy and Mining (OSINERGMIN) for the following violations: (i) CCIT violations: incorrectly calculating indicators and the compensation amount for voltage quality in the first half of 2011; (ii) not having met the deadline for submitting information on product quality for the same period; and (iii) having submitted empty RDI and RIN extension files.

-

In April 2013, Edegel S.A.A. received the following fines by the OSINERGMIN: (i) S/.7,604.57 (approximately ThCh$1,391) for failure to perform maintenance in a timely fashion on its thermal generation units for the last quarter of 2008; (ii) S/.200,941.48 (approximately ThCh$40,789) for failure to perform maintenance in a timely fashion on its hydraulic generation units for the last quarter of 2008; (iii) S/.40,700 (approximately ThCh$8,261) (11 Tax Units, UIT) for failure to submit technical justification in a timely fashion for the second quarter of 2008; and (iv) S/.106,073.17 (approximately ThCh$19,404) for failure to have its generation unit available after having been notified that it was required by the SEIN for the fourth quarter of 2008.

-

Edegel S.A.A. has not protested fines (i) and (iv) and paid them on May 2, 2013 in order to take advantage of early payment benefits. It has, however, appealed sanctions (ii) and (iii), and Edegel S.A. was notified on April 15, 2014 of Resolution 107-2014-OS/TASTEM-S1 issued by the OSINERGMIN’s Energy and Mining Sanctions Appeal Court declaring null and void the Management Resolution imposing the fine, as it did not have the power to do so. The agency with competence in this area is the Gerencia de Fiscalización Eléctrica (Electrical Oversight Management).

-

Accordingly, on September 1, 2014, Edegel S.A.A. received notification of OSINERGMIN’s Managerial Electrical Oversight Resolution 1380-2014 sanctioning Edegel S.A.A. with the same fines contained in the Management Resolution. Edegel S.A.A. has again protested, noting that sanctions (i) and (iv) had already been paid.

-

In May 2013, Edegel S.A.A. was fined by the SUNAT for issues with the determination of its 2007 tax payments. The amount of the fine, restated at December 31, 2014, was S/.9,384,971 (approximately ThCh$1,905,095). An appeal filed with the Tax Court is pending.

-

In June 2013, Edegel S.A.A. was notified by Electroperú S.A. of a penalty applied under contract no. 132991, “Additional Generation Capacity Service through Conversion of Equipment to the Dual Generation System.” The penalty, amounting to S/.481,104.53 (approximately ThCh$97,661), was applied for breach of the conditions for executing the service offered under that contract.

-

In July 2013, Edegel S.A.A. was fined S/.453.86 (approximately ThCh$90) by the OSINERGMIN for failure to perform maintenance on its hydraulic generation units in a timely fashion as required under number 6, “Procedure for Overseeing Availability and the Operating Conditions of SEIN Generating Units.” As the company paid the fine prior to the 15-day deadline, the fine was reduced to S/.340.40 (approximately ThCh$67).

-

In July 2013, Edegel S.A.A. was fined S/.4,070 (approximately ThCh$805) by the OSINERGMIN for failure to submit the pertinent technical justification in a timely fashion as required under number 6 of the “Procedures for Overseeing Availability and the Operating Conditions of SEIN Generating Units.” As the company paid the fine prior to the 15-day deadline, the fine was reduced to S/.3,052.50 (approximately ThCh$603).

-

In November 2013, Edegel S.A.A. was fined S/.37,000 (approximately ThCh$7,510 or 10 Tax Units – UIT) by the Callahuanca District Municipality (MDC) in Municipal Resolution 060-2013. The MDC imposed the sanction for failure to submit the technical inspection report on multidisciplinary civil defense safety as required under Law 29664 and its regulations.

-

In November 2013, Edegel S.A.A. was fined by the SUNAT for issues with the calculation of its 2008 tax payments. The amount of the fine, restated at December 31, 2014, was S/.1,695,331 (approximately ThCh$344,142). The appeal filed is pending resolution by the SUNAT.

-

In December 2013, Scotiabank Perú S.A.A., with whom Edegel S.A.A. has signed a lease agreement for the Santa Rosa Project, was fined by the SUNAT for duties allegedly unpaid in an import operation. The amount of the fine, restated at December 31, 2014, was S/.13,515.230 (approximately ThCh$2,743). Scotiabank Perú S.A.A. filed the respective appeal in January 2014.

-

In May 2014, Managerial Electrical Oversight Resolution No. 743-2014 issued by the OSINERGMIN on May 27, 2014, notified Edegel S.A. of a fine of 0.50 tax units (UIT) for having violated the CCIT indicator, regarding compliance with the correct calculation of indicators and compensation amounts for voltage quality, in the second half of 2012. The fine was imposed in accordance with number 5.1.2, section B) of the Procedures for Supervising the Technical Standards for Electricity Service Quality and their Methodology Base.

-	In June 2014, as a result of the inspection of its 2009 income tax return, Edegel S.A.A corrected an omission made in determining the tax owed and paid a penalty of S/.2,070 (approximately ThCh$409).

-

In September 2014, Edegel S.A.A. was fined by the SUNAT in connection with its 2009 income tax return for an amount restated at September 30, 2014 of S/.315,230 (approximately ThCh$65,315). Edegel accepted the fine and proceeded to pay the penalty.

6.	Chinango S.A.C.

-

In October 2010, Chinango was fined by the District Municipality of San Ramón regarding the Alcabala tax imposed on the transfer of certain assets in the Simple Reorganization that took place between Edegel S.A.A. and Chinango S.A.C. and which went into effect on May 31, 2009. The amount of the fine, restated at December 31, 2014, was S/.1,786,533 (approximately ThCh$362,656). The appeal filed is pending resolution.

-

In May 2012, Chinango S.A.C. received a fine totaling S/.40,150 (approximately ThCh$7,937 or 11 Taxation Units, UIT) from the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) for the following violations: (i) failure to meet the deadline for submitting information on product quality in NTCSE source files; and (ii) having submitted RIN and CI1 files with errors (incorrect information) in accordance with the Electricity Concessions Law. The fine was paid.

-

In August 2012, Chinango S.A.C. received a fine totaling S/.18,250 (approximately ThCh$3,608 or five Taxation Units, UIT) from the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) for the following violations: (i) CCIT indicator violations; (ii) failure to submit information in a timely fashion; and (iii) having submitted two empty RIN and RD files. The fine was paid.

-

In August 2012, Chinango S.A.C. received a fine totaling S/.29,200 (approximately ThCh$5,772 or eight Taxation Units, UIT) from the Appeals and Sanctions Court of the Agency for the Supervision of Investment in Energy and Mining (OSINERGMIN) when it ruled as groundless the appeal filed by Chinango S.A.C. against Executive Management Resolution No. 014801 penalizing the failure to comply with the “Procedure for Overseeing the Technical Quality Standard for Electricity Services and its Base Methodology” (NTCSE) in the first half of 2010 and confirmed the Resolution in all of its details. The fine was paid.

-

In January 2013, Chinango S.A.C. received a fine totaling S/.367,915 (approximately ThCh$76,232) from the SUNAT for issues with the determination of its 2010 income tax. The company challenged the measure despite paying a reduced fine in February 2013. The appeal filed is pending resolution by the Tax Court.

-

In June 2013, Chinango S.A.C. was notified through Coactive Execution Resolution 0398-2012 of a fine of S/.3,800 (approximately ThCh$771) imposed by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following infractions: (i) failure to comply with the CCII indicator in the first half of 2010 as required under paragraph A of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; (ii) failure to comply with the CPCI indicator in the first half of 2010 as required under paragraph C) of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; and (iii) submitting empty service interruption reports (RIN and RDI files) for the first half of 2010 despite the interruptions affecting its customers, as required under Article 31 of the Electricity Concession Law.

-

In September 2013, Chinango S.A.C. was notified through Managerial Electrical Oversight Resolution No. 19693 issued by the Supervisory Agency for Investments in Energy and Mining (OSINERGMIN) of a fine of S/.1,850 (approximately ThCh$366 or 0.50 Tax Units – UIT) for: (i) failure to submit voltage quality information in a timely fashion in the first half of 2012. As the fine was paid within fifteen (15) days of notification, it was reduced by 25%.

-

In March 2014, Chinango S.A.C. was notified through Coactive Execution Resolution No. 0350-2014 that it must pay a balance of S/.12,100 (approximately $2,456) on a fine imposed by the OSINERGMIN. The total amount of the fine, imposed through sanction No. 014799-2012-OS/CG, was 11 tax units (UIT) or S/.48,800 (approximately ThCh$9,906).

-

In January 2014, Chinango S.A.C. was fined S/.613,390 (approximately ThCh$122,542) by the SUNAT in connection with the determination of its 2011 income tax. The company challenged the measure despite paying a reduced fine in February 2014. The appeal was rejected under SUNAT Resolution dated December 2014, and Chinango SAC has filed the respective appeal.

7.	Emgesa

-

In Resolution 10 of August 2012, the Colombian Institute of Anthropology and History (ICANH) imposed a fine of 200 minimum legal monthly salaries, CP113,340,000 (approximately ThCh$28,744) on the company since it considered that it did not comply with standards and established procedures in cases of archaeological findings, as occurred between April 3 and April 6, 2011 in the area of the El Quimbo Hydroelectric Project. Emgesa filed an appeal against the resolution, but ICANH confirmed the fine in Resolution 149 of October 22, 2012.

b)	Associates and joint ventures

1.	Enel Brasil S.A. and subsidiaries

1.1	Ampla Energía S.A.

-

For the period ended December 31, 2012, the company received one fine for Th$2,863 Brazilian reals (approximately ThCh$653,989) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica, ANEEL) for power consumption metering. In 2011, it received three fines totaling Th$7,079 Brazilian reals (approximately ThCh$1,617,041) for violation of telemarketing and energy sale tariff indicators. For the period ended December 31, 2012, Ampla was also fined Th$7,478 Brazilian reals (approximately ThCh$1,708,183) by the Federal Revenue Office (Secretaria de Receita Federal) for failure to meet tax obligations. The company has filed the respective appeals.

The company received seven fines in 2013 totaling $29,810,687 Brazilian reals (approximately ThCh$6,809,591) from the National Electrical Energy Agency (ANEEL) due to problems with technical quality, erroneous evidence presented in inspections and for other reasons. The company appealed, and four fines are still awaiting final rulings. The other fines were either revoked or paid, for a total of $143,601 Brazilian reals (approximately ThCh$36,037). Only two fines were received in 2012 totaling $3,557,786 Brazilian reals (approximately ThCh$812,697), of which $2,112,600 Brazilian reals (approximately ThCh$530,159) have been paid.

-

In 2013, the company received 19 fines totaling $120,204 Brazilian reals* (approximately ThCh$27,457) from the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, ICMBio - Instituto Chico Mendes de Conservação da Biodiversidade, INEA – Instituto Estadual de Ambiente and others) for unauthorized removal of vegetation, the death of animals through contact with the energy network, and construction in prohibited areas or without permission. The company filed appeals against almost all of the fines assessed, but no ruling has yet been given. Ampla has paid $66,310 Brazilian reals in fines (approximately ThCh$16,641). (*Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.) The company had received 14 fines in 2012 for a total of $76,426 Brazilian reals (approximately ThCh$17,457).

-

In 2013, the company received four fines totaling $24,234 Brazilian reals (approximately ThCh$5,535) from the Consumer Defense and Protection Agency (PROCON/RJ) due to problems in reimbursing improper charges and other irregularities. The company has filed appeals against all of the fines, and rulings are pending. Ampla had received three fines in 2012 for a total of $20,840 Brazilian reals (approximately ThCh$4,760); rulings on the appeals filed by the company against these sanctions are also pending.

-

The company received one fine in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The company filed an appeal, and the ruling is pending. The labor agencies have not specified the amount of the fine, which it does only after analyzing the appeal. Ampla had received five fines in 2012, for which rulings are also pending after appeals filed by the company.

-

In 2014, the company received two fines from the National Electrical Energy Agency (ANEEL) for technical quality, totaling €6,759,518 (approximately ThCh$4,983,770). The company has appealed, and one was rejected, while the other is still pending resolution. Ampla has paid €1,202,986 (approximately ThCh$886,957). In 2013, Ampla was fined 7 times for service quality totaling €9,368,747 (approximately ThCh$6,907,545), and has paid €843,869 (approximately ThCh$622,181). There are two appeals pending, which were filed by Ampla against the 2013 fines.

-

The company received 15 fines in 2014 totaling €80,263* (approximately ThCh$59,177) from the environmental agencies (ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade and the INEA, Instituto Estadual de Medioambiente y órgano municipal del medioambiente) for unauthorized suppression of vegetation, the death of animals that have come in contact with the power network, waste dumping and power network construction in prohibited or unauthorized areas. The company has appealed almost all of the fines assessed, but no rulings have been handed down as yet. Ampla has paid €460 in fines. The company received 19 fines in 2013 totaling €35,940* (approximately ThCh$26,498) from the environmental agencies for the same violations as in 2014. The company filed appeals against almost all of the fines received, but no rulings have been handed down as yet. Ampla paid three fines totaling €19,826 (approximately ThCh$14,617) in 2013.

(*) Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.)

-

Ampla has received 14 fines in 2014 totaling €665,565 (approximately ThCh$490,718) from the Brazilian Consumer Defense and Protection Agency (Autarquía de Defensa a Protección del Consumidor, PROCON/RJ) for problems with the quality of its power supply. It has appealed against the fines, Only one appeal has been resolved, and Ampla has paid €1,958 (approximately ThCh$1,443). It received four fines totaling €7,616 (approximately ThCh$5,615) in 2013, for which appeals filed by Ampla also remain pending.

-

In 2014, the company received four fines from the employee defense agencies (SRTE) against which it has filed administrative appeals. An appeal was rejected and Ampla has paid the amount of €61.74 (approximately ThCh$46); the others have not yet received rulings. In 2013, Ampla received one fine for €641 which has already been paid.

1.2	Coelce

-

For the fisal year ended December 31, 2012, the company received two fines totaling Th$689 Brazilian reals (approximately ThCh$157,387) from the National Electrical Energy Agency (ANEEL) for failure to comply with technical regulations

-

In 2013, the company received 32 fines totaling $34,877,282 Brazilian reals (approximately ThCh$7,966,942) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties (there were seven), problems with technical quality, erroneous evidence submitted in inspections, irregularities with the Coelce Plus project, and other reasons. The company has filed appeals, and final decisions are pending on 26 sanctions. The other fines were either revoked or paid, for a total of $395,125 Brazilian reals (approximately

ThCh$90,257). In 2012 Coelce had received 24 fines totaling $53,810,352 in 2012 (approximately ThCh$12,291,781), of which $707,423 Brazilian reals (approximately ThCh$177,529) have been paid; the final decision on 16 of the sanctions is pending.

-

The company was not fined by the environmental agencies in 2013 and 2014 (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

-

Coelce received four fines in 2013 totaling $21,837 Brazilian reals (approximately ThCh$4,988) from the Consumer Defense and Protection Agency (PROCON/CE) for alleged violations of consumer rights. The company filed appeals against all of the fines, and one has yet to be resolved. The other appeals were rejected, and Coelce paid $15,901 Brazilian reals (approximately ThCh$3,990) in fines. Two fines for a total of $12,953 Brazilian reals (approximately ThCh$3,251) were received in 2012, which have been paid.

-

The company received two fines in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The appeal filed by the company was unsuccessful, and the amount of $9,694 Brazilian reals (approximately ThCh$2,433) was paid. The company was not fined by these agencies in 2012.

-

The company has received eight fines in 2014 totaling €8,702,775 (approximately ThCh$6,416,527) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties among the population, technical quality and errors in the asset base. Coelce has paid €16,319 for one of the fines and has filed appeals against the others. The company received 32 fines from ANEEL or ARCE in 2013 totaling €10,938,249 (approximately ThCh$8,064,734) for accidents with third parties among the population (there were seven), problems with technical quality, erroneous evidence presented during inspections, irregularities with the Coelce Plus Project and other reasons. The company filed appeals, of which 17 are still pending the final ruling. The other fines were either revoked or paid, for a total of €1,418,561 (approximately ThCh$1,045,900).

-

The company has not been fined in 2013 and 2014 by the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

-

Coelce has received four fines in 2014 totaling €24,743 (approximately ThCh$18,242) from the Brazilian Consumer Defense and Protection Agency (PROCON/CE) for allegedly failing to meet deadlines and for damaged equipment. The company has filed three administrative appeals and has paid one fine for €933. The company received four fines in 2013 from PROCON/CE totaling €7,220 (approximately ThCh$5,323) for allegedly violating consumers’ rights. The company appealed all of the sanctions, but they were rejected and Coelce has paid the fines.

-

The company received six violation notifications from the employee defense agencies (SRTE) in 2014, for accidents suffered by workers. It received two fines in 2013 from the SRTE for failure to comply with formalities. Coelce paid €3,206 (approximately ThCh$2,363) for the 2013 fines.

1.3	Cien

-

The company received one fine in 2013 for $32,136 Brazilian reals (approximately ThCh$7,340) from the National Electrical Energy Agency (ANEEL) for a formality (a failure to submit documentation). The company appealed, and the decision is pending. The company was not fined by this agency in 2012.

-	The company has not been fined for other matters in 2012 and 2013 (environmental, consumer or labor).

-

Cien has not been fined by the National Electrical Energy Agency (ANEEL) or by any other supervisory agency in 2014. In 2013, the company received one fine from the ANEEL for €10,100 (approximately ThCh$7,446) for a formality (a failure to present documentation). Cien filed an appeal, which was accepted, and the fine was cancelled by the judicial body.

-

In 2014, the company received two fines from the employee defense agencies (SRTE) and the company has filed appeals against them. Cien has paid a fine of €61.74 (approximately Ch$45,521) and the appeal against the other fine has not yet been tried. In 2013, the company was not fined.

-	The company has not been fined for other matters in 2013 and 2014 (environmental or labor).

2.	Transquillota

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

Closed and paid.

The Company and its Board of Directors have not received other fines from the SVS nor from other administrative authorities.

37.   ENVIRONMENT

Environmental expenses as of December 31, 2014, 2013 and 2012 are as follows:

		Balance at
Company Incurring the Cost	Project	12-31-2014	12-31-2013	12-31-2012
		ThCh$	ThCh$	ThCh$

Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations.	1,894,105	1,996,818	2,298,344
Edegel S.A.	Environmental monitoring, waste management, mitigation, protection from radiation, vibration reduction, and restoration.	975,993	417,966	915,325

Total		2,870,098	2,414,784	3,213,669

38.   FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2014 and 2013, the summarized financial information of our principal subsidiaries under IFRS is as follows:

SUMMARY OF THE ENDESA GROUP CONSOLIDATION, BY SUBSIDIARY

	December 31, 2014
	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Revenues	Costs	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	75,414,557	209,069,274	284,483,831	(59,142,217)	(53,952,811)	(113,095,028)	227,886,302	(98,273,049)	129,613,253	(51,043)	129,562,210
Compañía Eléctrica Tarapacá S.A.	Separate	77,067,775	450,573,978	527,641,753	(110,849,007)	(30,918,614)	(141,767,621)	318,959,142	(218,090,253)	100,868,889	(604)	100,868,285
Soc. Concesionaria Túnel El Melón S.A.	Separate	19,183,735	7,107,942	26,291,677	(3,709,123)	(1,789,703)	(5,498,826)	10,484,435	(4,152,625)	6,331,810	(12,156)	6,319,654
Endesa Argentina S.A.	Separate	1,924,047	42,081,267	44,005,314	(749,815)	-	(749,815)	340,599	-	340,599	(5,299,756)	(4,959,157)
Endesa Costanera S.A.	Separate	31,868,372	154,649,134	186,517,506	(108,956,607)	(56,967,994)	(165,924,601)	75,204,382	(29,671,728)	45,532,654	3,989,198	49,521,852
Hidroinvest S.A.	Separate	562,612	14,962,217	15,524,829	(423,843)	-	(423,843)	-	(2,811)	(2,811)	(1,868,145)	(1,870,956)
Hidroeléctrica El Chocón S.A.	Separate	22,930,536	137,891,546	160,822,082	(31,540,350)	(46,058,232)	(77,598,582)	30,178,802	(19,141,980)	11,036,822	(8,763,212)	2,273,610
Southem Cone Power Argentina S.A.	Separate	4,162	753,403	757,565	(3,229)	-	(3,229)	-	(4,919)	(4,919)	(94,023)	(98,942)
Emgesa S.A. E.S.P.	Separate	329,672,209	1,782,307,979	2,111,980,188	(500,414,812)	(883,041,284)	(1,383,456,096)	753,455,621	(464,634,223)	288,821,398	(73,145,883)	215,675,515
Generandes Perú S.A.	Separate	3,473,185	219,325,990	222,799,175	(3,148,425)	-	(3,148,425)	46,503,610	-	46,503,610	12,303,680	58,807,290
Edegel S.A.A.	Separate	110,164,628	720,449,664	830,614,292	(85,724,692)	(235,667,176)	(321,391,868)	319,399,578	(213,260,179)	106,139,399	23,688,400	129,827,799
Chinango S.A.C.	Separate	8,439,096	111,912,667	120,351,763	(7,433,439)	(39,382,244)	(46,815,683)	34,656,130	(19,644,709)	15,011,421	3,041,428	18,052,849
Grupo Inversiones GasAtacama Holding Ltda.	Consolidated	197,276,197	216,893,717	414,169,914	(29,892,670)	(48,748,663)	(78,641,333)	179,474,707	(159,244,645)	20,230,062	51,288,697	71,518,759
Grupo Generandes Perú	Consolidated	121,446,538	816,077,565	937,524,103	95,676,185	(275,049,420)	(179,373,235)	353,847,452	(242,497,338)	111,350,114	23,990,135	135,340,249
Grupo Endesa Argentina	Consolidated	56,074,841	297,050,238	353,125,079	140,459,888	(101,749,459)	38,710,429	105,281,293	(48,769,700)	56,511,593	(5,660,609)	50,850,984

SUMMARY OF THE ENDESA GROUP CONSOLIDATION, BY SUBSIDIARY

	December 31, 2013
	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Revenues	Costs	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Eco S.A.	Separate	-	-	-	-	-	-	48,938,968	(24,522,864)	24,416,104	-	24,416,104
Empresa Eléctrica Pehuenche S.A.	Separate	33,988,505	217,379,509	251,368,014	(35,867,416)	(41,936,800)	(77,804,216)	192,839,780	(78,347,987)	114,491,793	(13,866)	114,477,927
Compañía Eléctrica San Isidro S.A.	Separate	-	-	-	-	-	-	211,140,517	(157,918,033)	53,222,484	-	53,222,484
Compañía Eléctrica Tarapacá S.A.	Separate	74,282,837	428,366,270	502,649,107	(173,508,052)	(25,716,898)	(199,224,950)	74,083,557	(66,581,674)	7,501,883	5,793	7,507,676
Soc. Concesionaria Túnel El Melón S.A.	Separate	12,248,481	10,007,003	22,255,484	(3,182,462)	(4,599,826)	(7,782,288)	10,301,994	(4,155,242)	6,146,752	9,435	6,156,187
Endesa Argentina S.A.	Separate	1,796,454	47,229,472	49,025,926	(811,271)	-	(811,271)	2,541,610	-	2,541,610	(8,696,980)	(6,155,370)
Endesa Costanera S.A.	Separate	30,153,983	112,614,109	142,768,092	(162,244,700)	(9,452,339)	(171,697,039)	94,887,720	(118,255,734)	(23,368,014)	7,442,633	(15,925,381)
Hidroinvest S.A.	Separate	528,995	16,812,785	17,341,780	(369,837)	-	(369,837)	20,354	-	20,354	(3,526,947)	(3,506,593)
Hidroeléctrica El Chocón S.A.	Separate	14,903,801	132,833,440	147,737,241	(21,069,801)	(45,717,551)	(66,787,352)	36,686,734	(25,681,727)	11,005,007	(16,110,208)	(5,105,201)
Southem Cone Power Argentina S.A.	Separate	7,901	846,585	854,486	(1,209)	-	(1,209)	-	(14,112)	(14,112)	(178,479)	(192,591)
Emgesa S.A. E.S.P.	Separate	321,051,970	1,707,315,179	2,028,367,149	(229,533,581)	(864,631,943)	(1,094,165,524)	639,770,439	(408,981,567)	230,788,872	8,255,648	239,044,520
Generandes Perú S.A.	Separate	214,375	202,971,423	203,185,798	(10,853)	-	(10,853)	33,470,743	-	33,470,743	450,172	33,920,915
Edegel S.A.A.	Separate	97,736,569	678,847,872	776,584,441	(98,497,242)	(220,222,435)	(318,719,677)	256,345,889	(175,933,003)	80,412,886	(6,517,312)	73,895,574
Chinango S.A.C.	Separate	7,048,693	104,913,829	111,962,522	(11,790,622)	(36,119,840)	(47,910,462)	27,707,823	(17,541,290)	10,166,533	(1,599,071)	8,567,462
Grupo Generandes Perú	Consolidated	104,859,262	773,401,182	878,260,444	110,158,341	(256,342,275)	(146,183,934)	283,613,705	(200,901,785)	82,711,920	(9,871,336)	72,840,584
Grupo Endesa Argentina	Consolidated	46,120,168	251,298,793	297,418,961	183,232,544	(54,121,669)	129,110,875	131,443,285	(141,303,392)	(9,860,107)	(10,906,856)	(20,766,963)

39.	SUBSEQUENT EVENTS

1)

On January 9, 2015 Empresa Nacional de Electricidad S.A. and its subsidiary Compañía Eléctrica de Tarapacá S.A sold all its shares in Sociedad Concesionaria Túnel El melón S.A. to Temsa Fondo de Inversión Privado. The price of the transaction was ThCh$25,000,000 and as a result the Endesa Group Chile will recognize a net gain of approximately ThCh$4,207,150 in 2015.

2)

In May 2014, the Committee of Ministers reversed the Environmental Qualification Resolution (Resolución de Calificación Ambiental - RCA) for the Hydroaysen project. As it is publically known, this decision has been appealed against at courts in Valdivia and Santiago. Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hydroaysen”) applied for water rights in 2008. On January 28, 2015 Endesa Chile discovered that these had been partially denied.

Endesa Chile has expressed its desire to defend the water rights and the environmental approval awarded to the project in the appropriate manner, continuing the lawsuits already started or initiating new administrative or judicial actions as may be necessary to achieve this purpose. Endesa Chile remains convinced that the water resources of the Aysén region are important for the country’s energy sector development.

However, there is now a degree of uncertainty about the recoverability of the investment already made in Hydroaysen. It heavily depends on judicial decisions and political opinions regarding energy issues that are difficult to anticipate. The project is not in the immediate project portfolio of Endesa.

As a result, the company has decided to record an impairment provision for its stake in Hidroaysen S. A. of ThCh$69,066,857 (approximately US$121 million), which affects the net income of the company for the fiscal year 2014.

3)

The Punta Alcalde Project has RCA approval for this generation project (ratified subject to conditions by the Supreme Court in January 2014). The approval of the Environmental Impact Study (Estudio de Impacto Ambiental - EIA) associated with the transmission line is required, to complete the environmental processing.

The engineering team at Endesa Chile, with the support of our coal technology experts, have studied the possibilities of adapting Punta Alcalde to make it a profitable project and technologically more sustainable. The conclusion reached is that these adaptations would involve major amendments to the approved RCA that would be difficult to process.

Therefore, the company has decided to halt the development of the Punta Alcalde Project and the associated transmission project Punta Alcalde-Maitencillo. While it waits to dispel the uncertainty regarding the profitability, provisions are being taken for the value of unrecoverable assets.

As a result, the company has decided to record an impairment provision for the project of ThCh$12,582,000 (approximately US$22 million), which reduces the net income of the company for the fiscal year 2014 by ThCh$9,184,000.

4)

As described in Note 16. f) 5., on October 17, 2012 Endesa Chile brought before the International Court of Arbitration of the International Chamber of Commerce (ICC), hereinafter referred to as the Court, a request for arbitration against the Chilean company “Ingeniería y Construcción Tecnimont Chile y Compañía Limitada”; the Italian company “Tecnimont SpA”; the Brazilian company “Tecnimont do Brasil Construcao e Administracao de Projetos Ltda.”; the Slovak company “Slovenske Energeticke Strojarne a.s.” (“SES”); and the Chilean company “Ingeniería y Construcción SES Chile Limitada”, hereinafter collectively referred to as “the Consortium”, with the purpose of demanding the full and timely implementation of the obligations agreed by the consortium under the Bocamina Thermoelectric Plant Extension Project Contract (Contrato Proyecto

Ampliación Central Térmica Bocamina), contract ACB-003.06, to supply a turnkey coal-fired electricity generating plant, (hereinafter referred to as the Construction Contract). This information was communicated as a essential event to the Superintendent on the same date.

On January 29, 2013 the Superintendent was informed as a essential event that Endesa Chile had been notified by the Technical Secretariat of the above-mentioned Court that the members of the Consortium had separately responded to Endesa Chile’s arbitration request with counterclaims against Endesa Chile. The Tecnimont companies’ claim was for US$1,294 million, and the SES companies’ counterclaim was for US$15 million.

On January 29, 2015, the Board of Empresa Nacional de Electricidad S.A. approved the terms, and all its elements of essence and nature as well as those merely incidental, of a document called the “Conditional Transaction, Termination and Cancellation”, hereinafter the Transaction, where all the parties that signed this document (Empresa Nacional de Electricidad S.A. and the Consortium) terminate the above arbitration and a broad mutual settlement for liabilities under the Construction Contract were agreed. It leaves on record that the Endesa Chile Board approval of the Transaction is subject to the proper and timely fulfilment the preceding conditions agreed in this instrument, which include that each and every Board and/or governing body of the companies that make up the Consortium have accepted and expressly approved all the terms of the Transaction and all its elements in essence and nature as well as those that are merely incidental. If the preceding conditions cannot be verified in a timely and appropriate manner, this Transaction will have no value and will be unenforceable, in accordance with the terms of the Transaction.

Finally, the financial effect of the Transaction on Endesa Chile and the Bocamina II Project in particular, is the recognition of an increase in capital expenditures of US$125 million.

5)

As of April 22, 2015, Endesa Chile has been informed of a significant event released as of the same date by our ultimate parent company, Enel, in which it refers to the convening of the Boards of Directors of Enersis, Endesa Chile and Chilectra to begin the process of assessing of a potential corporate reorganization to separate electricity generation activities and assets in Chile from those in Argentina, Brazil, Colombia and Peru.

No other subsequent events have occurred between January 1, 2015 and the issuance date of these financial statements.

APPENDIX 1 ENDESA CHILE GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries”

It presents the Group’s percentage of control in each company.

Taxpayer ID No.	Company		Percentage of control at 12/31/2014			Percentage of control at 12/31/2013			Relation-
	(in alphabetical order)	Currency	Direct	Indirect	Total	Direct	Indirect	Total	ship	Country	Activity

76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Chinango S.A.C.	Peruvian sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
96,770,940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	96.21%	0.00%	96.21%	96.21%	0.00%	96.21%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Edegel S.A.A	Peruvian sol	29.40%	54.20%	83.60%	29.40%	54.20%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Emgesa S.A. E.S.P.(*)	Colombian peso	56.43%	0.00%	56.43%	56.43%	0.00%	56.43%	Subsidiary	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A.(*)	U.S. dollar	0.00%	56.43%	56.43%	0.00%	56.43%	56.43%	Subsidiary	Colombia	Electric energy purchases and sales
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	99.66%	0.34%	100.00%	99.66%	0.34%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Endesa Costanera S.A.	Argentine peso	24.85%	50.82%	75.67%	24.85%	50.82%	75.67%	Subsidiary	Argentina	Electric energy generation and sales
78,932,860-9	GasAtacama S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Electric energy and natural gas exploitation, generation, transmission and distribution
96,830,980-3	GasAtacama Chile S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Management of Companies
78,952,420-3	Gasoducto Atacama Argentina S.A.	U.S. dollar	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Natural gas exploitation and transportation
77,032,280-4	Gasoducto TalTal S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Natural gas transportation, sales and distribution
Foreign	Generandes Perú S.A.	Peruvian sol	61.00%	0.00%	61.00%	61.00%	0.00%	61.00%	Subsidiary	Peru	Portfolio company
76,676,750-8	GNL Norte S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	0.00%	0.00%	Subsidiary	Chile	Energy and fuel production, transportation and distribution
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	2.48%	65.19%	67.67%	2.48%	65.19%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	41.94%	54.15%	96.09%	41.94%	54.15%	96.09%	Subsidiary	Argentina	Portfolio company
Foreign	Ingendesa do Brasil Ltda.	Brazilian real	1.00%	99.00%	100.00%	1.00%	99.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
76,014,570-K	Inversiones GasAtacama Holding Ltda. (**)	U.S. dollar	50.00%	50.00%	100.00%	0.00%	50.00%	50.00%	Subsidiary	Chile	Energy generation and natural gas transportation
96,905,700-K	Progas S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	0.00%	50.00%	Subsidiary	Chile	Natural gas acquisition, production, transportation and commercial distribution
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	99.99%	0.01%	100.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Execution, construction and exploitation of the El Melón tunnel
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	Subsidiary	Colombia	Port administration
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	98.00%	2.00%	100.00%	98.00%	2.00%	100.00%	Subsidiary	Argentina	Portfolio company

(*) See Note 2.4.2

(**) See Note 2.4.1 and 5.

- The companies Atacama Finance Co. y Energex Co. were liquidated on September 17, 2014.

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”

Incorporation into the scope of consolidation during the fiscal years 2014 and 2013.

Company	Ownership Interest at December 31, 2014				Ownership Interest at December 31, 2013
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Inversiones GasAtacama Holding Ltda. (*)	50.00%	50.00%	100.00%	Full integration	0.00%	0.00%	0.00%	-
GasAtacama S.A.	0.00%	100.00%	100.00%	Full integration	0.00%	0.00%	0.00%	-
GasAtacama Chile S.A.	0.00%	100.00%	100.00%	Full integration	0.00%	0.00%	0.00%	-
Gasoducto TalTal S.A.	0.00%	100.00%	100.00%	Full integration	0.00%	0.00%	0.00%	-
Gasoducto Atacama Argentina S.A.	0.00%	100.00%	100.00%	Full integration	0.00%	0.00%	0.00%	-
GNL Norte S.A.	0.00%	100.00%	100.00%	Full integration	0.00%	0.00%	0.00%	-
Progas S.A.	0.00%	100.00%	100.00%	Full integration	0.00%	0.00%	0.00%	-

(*) See Note 2.4.1 and 5.

- The companies Atacama Finance Co. y Energex Co. were liquidated on September 17, 2014.

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is part of Note 3.h, “Investments accounted for using the equity method”

Taxpayer	Company		Ownership Interest at 12/31/2014			Ownership Interest at 12/31/2013
ID No.	(in alphabetical order)	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	Joint venture	Chile	Hydroelectric plant development and operation
Foreign	Distrilec Inversora S.A.	Argentine peso	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	Associate	Argentina	Portfolio company
96,806,130-5	Electrogas S.A.	U.S. dollar	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	Associate	Chile	Portfolio company
Foreign	Enel Brasil S.A.	Brazilian real	34.64%	4.00%	38.64%	34.64%	4.00%	38.64%	Associate	Brazil	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Argentina	Argentina	Wholesale purchase and sale of electric energy
76,418,940-K	GNL Chile.S.A.	U.S. dollar	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76,788,080-4	GNL Quintero S.A.	U.S. dollar	20.00%	0.00%	20.00%	20.00%	0.00%	20.00%	Associate	Chile	Development, design and supply of liquid natural gas regasifying terminal
76,014,570-K	Inversiones GasAtacama Holding Ltda. (*)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Energy generation and natural gas transportation
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution

(*) See Note 2.4.1 and 5.

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is part of Note 18, “Other financial liabilities”.

The following tables present the contractual undiscounted cash flows by type of financial debt:

a) Bank borrowings

-	Summary of bank borrowing by currency and maturity

Country	Currency		Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current						Current			Non-current
						Maturity		Total Current at 12/31/2014 ThCh$	Maturity					Total Non- current at 12/31/2014 ThCh$	Maturity		Total Current at 12/31/2013 ThCh$	Maturity					Total Non- current at 12/31/2013 ThCh$
						One to three months ThCh$	Three to twelve months ThCh$		One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$		One to three months ThCh$	Three to twelve months ThCh$		One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$

Chile	US$		6.32%	5.98%	Unsecured	20,269	1,020,576	1,040,845	-	-	-	-	-	-	842,850	106,843,174	107,686,024	892,825	-	-	-	-	892,825
Chile	Ch$		6.00%	6.00%	Unsecured	582	-	582	-	-	-	-	-	-	7	-	7	-	-	-	-	-	-
Peru	US$		3.01%	2.93%	Unsecured	2,914,574	9,996,364	12,910,938	40,274,383	18,781,256	16,391,794	256,394		75,703,827	3,055,656	4,146,020	7,201,676	10,047,517	14,963,210	15,340,751	13,282,260	-	53,633,738
Argentina	US$		13.33%	13.03%	Unsecured	2,808,939	12,054,341	14,863,280	1,039,398	-	-	-	-	1,039,398	3,542,419	8,408,627	11,951,046	1,641,372	-	-	-	-	1,641,372
Argentina	Ar$		34.36%	35.13%	Unsecured	4,667,574	8,107,262	12,774,836	7,968,912	188,784	-	-	-	8,157,696	14,276,066	4,487,398	18,763,464	6,898,796	4,852,373	-	-	-	11,751,169
Colombia		CP	8.29%	8.13%	Unsecured	1,401,291	4,203,875	5,605,166	10,766,379	15,367,075	14,619,719	13,872,363	48,015,897	102,641,433	1,431,306	4,293,917	5,725,223	5,725,223	11,271,083	16,244,420	15,481,057	65,954,840	114,676,623

					Total	11,813,229	35,382,418	47,195,647	60,049,072	34,337,115	31,011,513	14,128,757	48,015,897	187,542,354	23,148,304	128,179,136	151,327,440	25,205,733	31,086,666	31,585,171	28,763,317	65,954,840	182,595,727

-	Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency		Effective Interest Rate	Nominal Interest Rate	12-31-2014									12-31-2013
										Current			Non-current						Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$		4.08%	3.93%	353,913	1,051,014	1,404,927	1,376,324	1,347,722	15,345,293	-	-	18,069,339	316,892	941,120	1,258,012	1,232,527	1,207,041	1,181,556	13,282,260	-	16,903,384
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$		3.07%	2.97%	411,404	1,217,828	1,629,232	1,585,546	1,541,859	-	-	-	3,127,405	366,751	1,085,588	1,452,339	1,413,234	1,374,130	1,335,025	-	-	4,122,389
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$		3.48%	3.40%	289,876	857,071	1,146,947	1,113,465	1,079,983	1,046,501	256,394	-	3,496,343	-	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$		0.76%	0.78%	-	-	-	-	-	-	-	-	-	2,103,523	-	2,103,523	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$		3.44%	3.36%	1,807,054	6,713,471	8,520,525	14,284,700	14,811,692	-	-	-	29,096,392	268,490	2,119,312	2,387,802	7,401,756	12,382,039	12,824,170	-	-	32,607,965
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$		0.97%	0.97%	52,327	156,980	209,307	21,914,348	-	-	-	-	21,914,348	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia		CP	8.39%	8.22%	1,027,774	3,083,323	4,111,097	7,918,549	11,314,891	10,766,745	10,218,598	35,392,929	75,611,712	1,051,003	3,153,008	4,204,011	4,204,011	8,295,219	11,966,026	11,405,491	48,619,434	84,490,181
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia		CP	8.19%	8.03%	373,517	1,120,552	1,494,069	2,847,830	4,052,184	3,852,974	3,653,765	12,622,968	27,029,721	380,303	1,140,909	1,521,212	1,521,212	2,975,864	4,278,394	4,075,566	17,335,406	30,186,442
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$		30.00%	30.00%	749,636	-	749,636	-	-	-	-	-	-	809,763	-	809,763	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$		25.59%	23.00%	-	-	-	-	-	-	-	-	-	98,467	-	98,467	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$		35.75%	42.24%	308,554	836,632	1,145,186	990,314	-	-	-	-	990,314	2,514,705	-	2,514,705	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$		37.50%	44.68%	119,500	337,442	456,942	390,884	27,716	-	-	-	418,600	1,071,559	-	1,071,559	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$		18.85%	18.85%	-	-	-	-	-	-	-	-	-	533,563	-	533,563	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$		32.00%	37.14%	70,593	200,874	271,467	236,632	17,012	-	-	-	253,644	656,552	-	656,552	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$		36.00%	42.59%	-	-	-	-	-	-	-	-	-	1,150,992	-	1,150,992	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$		35.00%	41.21%	112,554	319,053	431,607	372,729	26,615	-	-	-	399,344	1,028,903	-	1,028,903	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$		32.50%	37.81%	347,807	998,639	1,346,446	1,199,174	87,541	-	-	-	1,286,715	3,391,799	-	3,391,799	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$		13.25%	13.92%	122,704	2,324,204	2,446,908	1,039,398	-	-	-	-	1,039,398	113,672	3,229,006	3,342,678	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$		36.00%	42.59%	132,215	371,509	503,724	425,630	29,900	-	-	-	455,530	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	B.N.P. Paribas	USA	US$		6.32%	5.98%	20,269	1,020,576	1,040,845	-	-	-	-	-	-	28,293	921,118	949,411	892,825	-	-	-	-	892,825
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander	Chile	Ch$		6.00%	6.00%	582	-	582	-	-	-	-	-	-	7	-	7	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	EDC	USA	US$		1.42%	1.34%	-	-	-	-	-	-	-	-	-	378,291	378,290	756,581	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BBVA S.A.NY	USA	US$		1.56%	0.99%	-	-	-	-	-	-	-	-	-	436,266	105,543,766	105,980,032	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$		13.35%	12.73%	1,331,375	4,844,938	6,176,313	-	-	-	-	-	-	1,712,808	2,587,169	4,299,977	820,490	-	-	-	-	820,490
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$		13.35%	12.73%	667,376	2,425,364	3,092,740	-	-	-	-	-	-	857,292	1,295,083	2,152,375	410,356	-	-	-	-	410,356
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$		13.35%	12.73%	687,484	2,459,835	3,147,319	-	-	-	-	-	-	858,647	1,297,369	2,156,016	410,526	-	-	-	-	410,526
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$		33.70%	29.25%	-	-	-	-	-	-	-	-	-	163,618	-	163,618	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$		30.72%	28.00%	1,522,852	-	1,522,852	-	-	-	-	-	-	1,511,204	-	1,511,204	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicated IV	Argentina	Ar$		35.26%	31.36%	306,765	1,185,867	1,492,632	1,023,289	-	-	-	-	1,023,289	316,184	1,054,829	1,371,013	1,621,376	1,140,227	-	-	-	2,761,603
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau - Sindicated IV	Argentina	Ar$		35.26%	31.36%	273,493	1,057,510	1,331,003	912,706	-	-	-	-	912,706	282,011	940,860	1,222,871	1,446,280	1,017,149	-	-	-	2,463,429
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicated IV	Argentina	Ar$		35.26%	31.36%	262,403	1,014,727	1,277,130	875,846	-	-	-	-	875,846	270,612	902,848	1,173,460	1,387,893	976,117	-	-	-	2,364,010
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicated IV	Argentina	Ar$		35.26%	31.36%	86,271	335,251	421,522	290,454	-	-	-	-	290,454	89,772	299,691	389,463	461,142	324,622	-	-	-	785,764
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicated IV	Argentina	Ar$		35.26%	31.36%	34,894	135,536	170,430	117,383	-	-	-	-	117,383	36,008	120,377	156,385	185,639	130,955	-	-	-	316,594
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$		35.26%	31.36%	340,037	1,314,222	1,654,259	1,133,871	-	-	-	-	1,133,871	350,354	1,168,793	1,519,147	1,796,466	1,263,303				3,059,769

				Total ThCh$								47,195,647						187,542,354			151,327,440						182,595,727

b) Secured and unsecured liabilities

-	Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Current			Non-current						Current			Non-current
					Maturity		Total Current at 12/31/2014 ThCh$	Maturity					Total Non-current at 12/31/2014 ThCh$	Maturity		Total Current at 12/31/2013 ThCh$	Maturity					Total Non- current at 12/31/2013 ThCh$
					One to three months ThCh$	Three to twelve months ThCh$		One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$		One to three months ThCh$	Three to twelve months ThCh$		One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$

Chile	US$	7.43%	7.24%	Unsecured	9,028,616	144,138,509	153,167,125	25,547,239	25,547,239	25,547,239	25,547,239	733,419,902	835,608,858	5,738,678	17,216,036	22,954,714	124,912,501	13,505,570	13,505,570	13,505,570	399,525,039	564,954,250
Chile	U.F.	6.00%	5.48%	Unsecured	8,377,677	30,005,314	38,382,991	37,771,918	37,160,846	36,549,774	46,672,611	429,466,743	587,621,892	5,444,098	21,021,997	26,466,095	26,064,680	25,663,263	25,261,848	24,860,432	394,573,848	496,424,071
Peru	US$	6.70%	6.59%	Unsecured	4,424,492	1,630,232	6,054,724	14,072,738	1,443,269	7,173,013	5,691,115	15,362,941	43,743,076	649,265	7,018,782	7,668,047	5,278,029	12,212,120	1,274,164	6,226,695	18,288,999	43,280,007
Peru	Sol	6.40%	6.30%	Unsecured	159,918	479,754	639,672	639,671	639,671	639,671	5,586,014	5,880,850	13,385,877	10,345,168	4,310,315	14,655,483	591,993	591,995	591,995	591,993	10,612,183	12,980,159
Colombia	CP	8.67%	8.45%	Unsecured	80,341,828	48,241,503	128,583,331	64,322,005	104,199,084	113,756,973	143,560,968	753,218,536	1,179,057,566	28,242,856	68,060,813	96,303,669	120,634,353	51,702,168	95,620,862	106,354,371	720,630,133	1,094,941,887

				Total	102,332,531	224,495,312	326,827,843	142,353,571	168,990,109	183,666,670	227,057,947	1,937,348,972	2,659,417,269	50,420,065	117,627,943	168,048,008	277,481,556	103,675,116	136,254,439	151,539,061	1,543,630,202	2,212,580,374

-	Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	12-31-2014									12-31-2013
										Current			Non-current						Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.25%	6.16%	Secured	-	-	-	-	-	-	-	-	-	4,724,809	-	4,724,809	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.70%	6.59%	Unsecured	-	-	-	-	-	-	-	-	-	74,183	222,548	296,731	296,731	296,732	296,731	296,732	5,739,253	6,926,179
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	Unsecured	80,157	240,472	320,629	320,629	320,629	320,629	320,629	5,880,850	7,163,366	73,816	221,447	295,263	295,263	295,262	295,263	295,262	4,872,930	6,053,980
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	Unsecured	79,761	239,282	319,043	319,042	319,042	319,042	5,265,385	-	6,222,511	63,459	3,866,320	3,929,779	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.86%	6.75%	Unsecured	-	-	-	-	-	-	-	-	-	5,408,901	-	5,408,901	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	Unsecured	91,749	275,246	366,995	366,994	366,994	366,994	366,994	9,039,318	10,507,294	80,999	242,996	323,995	323,995	323,994	323,995	323,994	8,198,326	9,494,304
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	Unsecured	-	-	-	-	-	-	-	-	-	111,697	5,406,082	5,517,779	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	Unsecured	91,899	275,698	367,597	367,597	367,597	367,597	4,989,668	-	6,092,459	81,132	243,395	324,527	324,526	324,527	324,526	324,527	4,318,583	5,616,689
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	Unsecured	3,881,082	-	3,881,082	-	-	-	-	-	-	57,826	173,478	231,304	3,359,066	-	-	-	-	3,359,066
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	Unsecured	95,816	287,449	383,265	6,296,355	-	-	-	-	6,296,355	84,590	253,769	338,359	338,359	5,452,751	-	-	-	5,791,110
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	Unsecured	86,777	260,331	347,108	6,333,114	-	-	-	-	6,333,114	76,610	229,829	306,439	306,438	5,485,204	-	-	-	5,791,642
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	Unsecured	93,556	280,669	374,225	374,225	374,225	6,103,969	-	-	6,852,419	73,816	221,449	295,265	295,266	295,266	295,266	295,266	5,772,090	6,953,154
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	Unsecured	83,613	250,839	334,452	334,453	334,453	334,453	334,453	6,323,623	7,661,435	82,595	247,784	330,379	330,379	330,378	330,379	5,282,906	-	6,274,042
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A5 Bonds	Colombia	CP	5.54%	5.43%	Unsecured	-	-	-	-	-	-	-	-	-	13,616,326	-	13,616,326	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A10 Bonds	Colombia	CP	8.87%	8.59%	Unsecured	53,979,516	-	53,979,516	-	-	-	-	-	-	939,183	2,817,550	3,756,733	57,903,035	-	-	-	-	57,903,035
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A102 Bonds	Colombia	CP	8.87%	8.59%	Unsecured	10,281,812	-	10,281,812	-	-	-	-	-	-	178,890	536,671	715,561	11,029,149	-	-	-	-	11,029,149
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B 103 Bonds	Colombia	CP	8.99%	8.99%	Unsecured	982,211	2,946,634	3,928,845	3,928,846	43,805,925	-	-	-	47,734,771	734,499	2,203,498	2,937,997	2,937,997	2,937,997	46,856,691	-	-	52,732,685
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B10 Bonds	Colombia	CP	9.64%	9.31%	Unsecured	882,562	2,647,687	3,530,249	3,530,250	3,530,250	3,530,250	41,216,421	-	51,807,171	824,131	2,472,393	3,296,524	3,296,525	3,296,524	3,296,524	3,296,525	44,205,339	57,391,437
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B15 Bonds	Colombia	CP	9.96%	9.61%	Unsecured	316,557	949,671	1,266,228	1,266,228	1,266,228	1,266,228	1,266,228	19,363,519	24,428,431	297,055	891,166	1,188,221	1,188,222	1,188,222	1,188,222	1,188,222	21,276,616	26,029,504
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	E5-09 Bonds	Colombia	CP	9.10%	8.80%	Unsecured	-	-	-	-	-	-	-	-	-	582,915	25,929,967	26,512,882	-	-		-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B09-09 Bonds	Colombia	CP	9.77%	9.43%	Unsecured	1,213,148	3,639,445	4,852,593	4,852,593	4,852,593	58,216,407	-	-	67,921,593	1,153,945	3,461,835	4,615,780	4,615,780	4,615,779	4,615,780	62,205,978	-	76,053,317
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B12 Bonds	Colombia	CP	9.97%	9.62%	Unsecured	509,006	1,527,019	2,036,025	2,036,026	2,036,026	2,036,026	2,036,026	25,961,808	34,105,912	485,500	1,456,499	1,941,999	1,941,999	1,941,999	1,941,999	1,941,999	29,449,526	37,217,522
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign Bonds	Colombia	CP	10.17%	10.17%	Unsecured	581,078	1,743,234	2,324,312	2,324,312	2,324,312	2,324,312	2,324,312	25,362,714	34,659,962	4,486,961	13,460,883	17,947,844	2,497,535	2,497,536	2,497,535	2,497,536	29,750,447	39,740,589
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds	Colombia	CP	10.17%	10.17%	Unsecured	4,175,756	12,527,267	16,703,023	16,703,023	16,703,023	16,703,023	16,703,023	182,262,097	249,074,189	624,384	1,873,151	2,497,535	17,947,843	17,947,844	17,947,843	17,947,844	213,793,324	285,584,698
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B10 Bonds	Colombia	CP	7.30%	7.11%	Unsecured	1,246,095	3,738,285	4,984,380	4,984,380	4,984,380	4,984,380	4,984,380	91,102,169	111,039,689	1,100,769	3,302,308	4,403,077	4,403,078	4,403,077	4,403,078	4,403,077	99,436,473	117,048,783
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B15 Bonds	Colombia	CP	7.42%	7.22%	Unsecured	845,671	2,537,012	3,382,683	3,382,682	3,382,682	3,382,682	3,382,682	77,827,476	91,358,204	753,246	2,259,737	3,012,983	3,012,983	3,012,983	3,012,983	3,012,983	81,666,289	93,718,221
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B12-13 Bonds	Colombia	CP	8.83%	8.55%	Unsecured	1,843,223	5,529,669	7,372,892	7,372,892	7,372,892	7,372,892	7,372,892	134,542,069	164,033,637	1,648,116	4,944,349	6,592,465	6,592,465	6,592,466	6,592,465	6,592,466	143,514,560	169,884,422
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B6-13 Bonds	Colombia	CP	8.06%	7.82%	Unsecured	703,731	2,111,194	2,814,925	2,814,926	2,814,926	2,814,926	40,827,900	-	49,272,678	616,960	1,850,879	2,467,839	2,467,839	2,467,838	2,467,839	2,467,838	43,453,010	53,324,364
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B6-13	Colombia	CP	8.06%	7.82%	Unsecured	228,103	684,309	912,412	912,412	912,412	912,412	13,233,669	-	15,970,905	199,976	599,927	799,903	799,903	799,903	799,903	799,903	14,084,549	17,284,161
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B16-14	Colombia	CP	7.95%	7.73%	Unsecured	743,130	2,229,390	2,972,520	2,972,520	2,972,520	2,972,520	2,972,520	72,211,138	84,101,218	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B10-14 Bonds	Colombia	CP	7.62%	7.41%	Unsecured	816,008	2,448,025	3,264,033	3,264,033	3,264,033	3,264,033	3,264,033	61,737,690	74,793,822	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo B6-14 Bonds	Colombia	CP	7.19%	7.01%	Unsecured	540,559	1,621,676	2,162,235	2,162,235	2,162,235	2,162,235	2,162,235	34,170,442	42,819,382	-	-	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B6-14 Bonds	Colombia	CP	7.19%	7.01%	Unsecured	453,662	1,360,986	1,814,648	1,814,647	1,814,647	1,814,647	1,814,647	28,677,414	35,936,002	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - First Emission S-1	USA	US$	7.96%	7.88%	Unsecured	2,474,039	7,422,118	9,896,157	9,896,157	9,896,157	9,896,157	9,896,157	195,949,534	235,534,162	2,217,451	6,652,353	8,869,804	8,869,804	8,869,805	8,869,804	8,869,805	180,634,922	216,114,140
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - First Emission S-2	USA	US$	7.40%	7.33%	Unsecured	789,495	2,368,484	3,157,979	3,157,979	3,157,979	3,157,979	3,157,979	77,747,246	90,379,162	708,960	2,126,881	2,835,841	2,835,842	2,835,841	2,835,842	2,835,841	68,415,434	79,758,800
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - First Emission S-3	USA	US$	8.26%	8.13%	Unsecured	502,137	1,506,412	2,008,549	2,008,549	2,008,549	2,008,549	2,008,549	168,757,572	176,791,768	449,981	1,349,943	1,799,924	1,799,924	1,799,924	1,799,924	1,799,924	150,474,683	157,674,379
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - 144 - A	USA	US$	8.83%	8.63%	Unsecured	2,641,806	124,978,079	127,619,885	-	-	-	-	-	-	2,362,286	7,086,859	9,449,145	111,406,931	-	-	-	-	111,406,931
91,081,000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Single Series 24296	USA	US$	5.30%	4.25%	Unsecured	2,621,139	7,863,416	10,484,555	10,484,554	10,484,554	10,484,554	10,484,554	290,965,550	332,903,766	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander -317 Series-H	Chile	U.F.	7.17%	6.20%	Unsecured	2,174,007	11,394,304	13,568,311	12,957,238	12,346,166	11,735,094	11,124,022	73,777,578	121,940,098	1,528,468	9,275,107	10,803,575	10,402,159	10,000,743	9,599,327	9,197,912	71,006,646	110,206,787
91,081,000-6	Endesa Chile S.A.	Chile	97,004,000-5	Banco Santander 522 Series-M	Chile	U.F.	4.82%	4.75%	Unsecured	6,203,670	18,611,010	24,814,680	24,814,680	24,814,680	24,814,680	35,548,589	355,689,165	465,681,794	3,915,630	11,746,890	15,662,520	15,662,520	15,662,521	15,662,520	15,662,521	323,567,202	386,217,284
				Total ThCh$								326,827,843						2,659,417,269			168,048,008						2,212,580,374

c) Finance lease obligations

-	Finance lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution		Country	Currency	Effective Interest Rate	12-31-2014									12-31-2013
									Current			Non-current						Current			Non-current
									Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
91,081,000-6	Empresa Nacional de Electricidad S.A	Chile	87.509.100-K		Abengoa Chile	Chile	US$	6.50%	652,199	1,957,446	2,609,645	2,611,991	2,614,490	2,617,151	2,619,984	12,287,815	22,751,431	581,073	1,742,183	2,323,256	2,320,387	2,317,331	2,314,078	2,310,611	13,024,032	22,286,439
Foreign	Edegel S.A.A.	Peru	Foreign		Banco Scotiabank	Peru	US$	1.98%	2,250,920	6,692,173	8,943,093	8,781,527	13,384,629	-	-	-	22,166,156	1,486,952	4,421,036	5,907,988	7,757,609	7,612,090	11,585,284	-	-	26,954,983

				Total ThCh$							11,552,738						44,917,587			8,231,244						49,241,422

d) Other liabilities

-	Other liabilities by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	12-31-2014									12-31-2013
								Current			Non-current						Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	0.25%	9,523	1,850,404	1,859,927	671,565	670,617	669,670	808,784	23,886,776	26,707,412	72,176,231	-	72,176,231	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	0.25%	-	-	-	-	-	-	-	-	-	2,242,057	-	2,242,057	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%	1,097,278	1,294,252	2,391,530	-	-	-	-	-	-	922,114	2,556,048	3,478,162	1,528,787	-	-	-	-	1,528,787
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.33%	952	168,039	168,991	-	-	-	-	-	-	767	145,344	146,111	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Other	Argentina	Ar$	23.54%	127,042	381,125	508,167	7,769,157	1,945,985	-	-	-	9,715,142	48,246	144,738	192,984	784,122	343,815	-	-	-	1,127,937

				Total ThCh$						4,928,615						36,422,554			78,235,545						2,656,724

APPENDIX 5 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Endesa Chile financial statements.

The detail of assets denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	12-31-2014	31-12-2013
			ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents			32,565,577	14,961,313
	U.S. dollar	Chilean peso	124,074	2,627,445
	U.S. dollar	Colombian peso	342,438	13,145
	U.S. dollar	Peruvian sol	21,216,886	11,839,569
	U.S. dollar	Argentine peso	564,885	481,154
	Argentine peso	U.S. dollar	4,206,734	-
	Chilean peso	U.S. dollar	6,110,560	-
Current accounts receivable from related companies			14,039,935	28,384,147
	U.S. dollar	Chilean peso	14,039,935	28,384,147
Total current assets other than assets classified as held for sale and discontinued operations			46,605,512	43,345,460

TOTAL CURRENT ASSETS			46,605,512	43,345,460
NON-CURRENT ASSETS
Investments accounted for using the equity method			568,650,823	684,780,866
	U.S. dollar	Chilean peso	27,794,762	138,667,414
	Argentine peso	Chilean peso	1,979,132	2,400,103
	Brazilian real	Peruvian sol	56,886,006	57,354,100
	Brazilian real	Chilean peso	481,990,923	486,359,249
Goodwill			94,462,005	88,651,527
	Peruvian sol	Chilean peso	88,241,039	81,661,135
	Argentine peso	Chilean peso	6,220,966	6,990,392
TOTAL NON-CURRENT ASSETS			663,112,828	773,432,393

TOTAL ASSETS			709,718,340	816,777,853

The detail of liabilities denominated in foreign currencies is the following:

			12-31-2014									12-31-2013
			Current Liabilities			Non-current Liabilities						Current Liabilities			Non-current Liabilities
			90 days or less	91 days to one year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current	90 days or less	91 days to one year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
	Foreign Currency	Functional Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	U.S. dollar		22,110,484	179,508,084	201,618,568	92,998,841	62,441,500	52,398,867	34,923,516	784,957,434	1,027,720,158	88,212,425	149,941,202	238,153,627	152,850,240	50,610,321	44,019,849	35,325,134	430,838,070	713,643,614
	U.S. dollar	Chilean peso	9,701,084	147,116,531	156,817,615	28,159,230	28,161,729	28,164,390	28,167,223	745,707,717	858,360,289	7,162,601	125,801,393	132,963,994	128,125,713	15,822,901	15,819,647	15,816,182	412,549,071	588,133,514
	U.S. dollar	Sol	9,589,986	18,318,769	27,908,755	63,128,648	33,609,154	23,564,807	5,947,509	15,362,941	141,613,059	3,088,350	15,585,838	18,674,188	23,083,155	34,787,420	28,200,202	19,508,952	18,288,999	123,868,728
	U.S. dollar	Argentine peso	2,819,414	14,072,784	16,892,198	1,710,963	670,617	669,670	808,784	23,886,776	27,746,810	77,961,474	8,553,971	86,515,445	1,641,372	-	-	-	-	1,641,372

TOTAL LIABILITIES			22,110,484	179,508,084	201,618,568	92,998,841	62,441,500	52,398,867	34,923,516	784,957,434	1,027,720,158	88,212,425	149,941,202	238,153,627	152,850,240	50,610,321	44,019,849	35,325,134	430,838,070	713,643,614

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Endesa Chile financial statements.

a) Portfolio stratification

-	Trade and other accounts receivable by time in arrears:

Trade and Other Accounts Receivable	Balance at
	12-31-2014
	Up-to-date portfolio	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables, gross	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803	136,744,799
Impairment provision	(278,332)	-	-	-	-	-	-	-	-	(2,043,025)	(2,321,357)	-
Other accounts receivable, gross	101,599,998	-	-	-	-	-	-	-	-	-	101,599,998	4,471,713
Impairment provision	(1,310,436)	-	-	-	-	-	-	-	-	-	(1,310,436)	-

Total	421,427,030	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	1,610,584	433,407,008	141,216,512

Trade and Other Accounts Receivable	Balance at
	12-31-2013
	Up-to-date portfolio	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade receivables, gross	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110	125,349,056
Impairment provision	(215,507)	-	-	-	-	(55,494)	-	-	-	(2,423,973)	(2,694,974)	-
Other accounts receivable, gross	83,724,115	-	-	-	-	-	-	-	-	-	83,724,115	6,248,354
Impairment provision	(1,297,252)	-	-	-	-	-	-	-	-	-	(1,297,252)	-

Total	285,984,571	751,245	157,913	69,022	70,393	21,170,602	1,050	118	845	669,240	308,874,999	131,597,410

-	By type of portfolio:

Time in Arrears	Balance at						Balance at
	12-31-2014						12-31-2013
	Non-renegotiated portfolio		Renegotiated portfolio		Total gross portfolio		Non-renegotiated portfolio		Renegotiated portfolio		Total gross portfolio
	Number of clients	Gross value ThCh$	Number of clients	Gross value ThCh$	Number of clients	Gross value ThCh$	Number of clients	Gross value ThCh$	Number of clients	Gross value ThCh$	Number of clients	Gross value ThCh$

Up-to-date	395	321,415,800	-	-	395	321,415,800	310	203,773,215	-	-	310	203,773,215
1 to 30 days	150	6,649,258	-	-	150	6,649,258	50	751,245	-	-	50	751,245
31 to 60 days	98	2,333,183	-	-	98	2,333,183	16	157,913	-	-	16	157,913
61 to 90 days	50	613,491	-	-	50	613,491	14	69,022	-	-	14	69,022
91 to 120 days	49	228,410	-	-	49	228,410	9	70,393	-	-	9	70,393
121 to 150 days	34	77,466	-	-	34	77,466	12	21,226,096	-	-	12	21,226,096
151 to 180 days	58	265,238	-	-	58	265,238	4	1,050	-	-	4	1,050
181 to 210 days	7	65,525	-	-	7	65,525	5	118	-	-	5	118
211 to 250 days	6	136,823	-	-	6	136,823	4	845	-	-	4	845
More than 251 days	122	3,653,609	-	-	122	3,653,609	52	3,093,213	-	-	52	3,093,213

Total	969	335,438,803	-	-	969	335,438,803	476	229,143,110	-	-	476	229,143,110

b) Portfolio in default and in legal collection process

Portfolio in Default and in Legal Collection Process	Balance at		Balance at
	12-31-2014		12-31-2013
	Number of clients	Value	Number of clients	Value
		ThCh$		ThCh$

Notes receivable in legal collection process (*)	5	186,025	5	223,563

Total	5	186,025	5	223,563

(*) Legal collections are included in the portfolio in arrears.

c) Provisions and write-offs

Provisions and Write-offs	Balance at
	12-31-2014	12-31-2013	12-31-2012
	ThCh$	ThCh$	ThCh$

Provision for non-renegotiated portfolio	748,748	(140,365)	(1,460,736)
Write-offs during the period	-	(411,830)	(271,908)
Recoveries during the period	-	-	-

Total	748,748	(552,195)	(1,732,644)

d) Number and value of operations

Number and Value of Operations	Balance at
	12-31-2014		12-31-2013		12-31-2012
	Last quarter	Year	Last quarter	Year	Last quarter	Year

Impairment provision and recoveries
Number of operations	181	181	24	124	10	26
Value of operations, in ThCh$	748,748	748,748	(159,544)	(140,365)	(815,265)	(1,460,736)

APPENDIX 6.1 COMPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Endesa Chile financial statements.

a)       Portfolio stratification

-	Trade receivables by time in arrears:

Trade and Other Receivables	Balance at
	12-31-2014
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation and transmission receivables	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803	136,744,799
-Large clients	288,234,785	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	302,207,305	-
-Institutional clients	31,379,347	-	-	-	-	-	-	-	-	-	31,379,347	136,744,799
-Others	1,801,668	-	-	50,483	-	-	-	-	-	-	1,852,151	-
Impairment provision	(278,332)	-	-	-	-	-	-	-	-	(2,043,025)	(2,321,357)	-

Non-invoiced services	194,575,599	-	-	-	-	-	-	-	-	-	194,575,599	-
Invoiced services	126,840,201	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	140,863,204	136,744,799

Total Trade Receivables, Gross	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803	136,744,799
Total Impairment Provision	(278,332)	-	-	-	-	-	-	-	-	(2,043,025)	(2,321,357)	-
Total Trade Receivables, Net	321,137,468	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	1,610,584	333,117,446	136,744,799

Trade and Other Receivables	Balance at
	12-31-2013
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation and transmission receivables	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110	125,349,056
-Large clients	178,104,188	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	203,474,083	-
-Institutional clients	22,542,434	-	-	-	-	-	-	-	-	-	22,542,434	125,349,056
-Others	3,126,593	-	-	-	-	-	-	-	-	-	3,126,593	-
Impairment provision	(215,507)	-	-	-	-	(55,494)	-	-	-	(2,423,973)	(2,694,974)	-

Non-invoiced services	146,445,453	-	-	-	-	-	-	-	-	-	146,445,453	1,510,879
Invoiced services	57,327,762	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	82,697,657	123,838,177

Non-invoiced services	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110	125,349,056
Invoiced services	(215,507)	-	-	-	-	(55,494)	-	-	-	(2,423,973)	(2,694,974)	-
Total Trade Receivables, Net	203,557,708	751,245	157,913	69,022	70,393	21,170,602	1,050	118	845	669,240	226,448,136	125,349,056

-	By type of portfolio:

Portfolio Type	Balance at
	12-31-2014
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total gross portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803
-Large clients	288,234,785	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	302,207,305
-Institutional clients	31,379,347	-	-	-	-	-	-	-	-	-	31,379,347
-Others	1,801,668	-	-	50,483	-	-	-	-	-	-	1,852,151

Total gross portfolio	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803

Portfolio Type	Balance at
	12-31-2013
	Up to date	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total gross portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110
-Large clients	178,104,188	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	203,474,083
-Institutional clients	22,542,434	-	-	-	-	-	-	-	-	-	22,542,434
-Others	3,126,593	-	-	-	-	-	-	-	-	-	3,126,593

Total gross portfolio	203,773,215	751,245	157,913	69,022	70,393	21,226,096	1,050	118	845	3,093,213	229,143,110

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Endesa Chile financial statements.

Country	Colombia				Peru				Argentina				Chile				Total
	12-31-2014		12-31-2013		12-31-2014		12-31-2013		12-31-2014		12-31-2013		12-31-2014		12-31-2013		12-31-2014		12-31-2013
BALANCE	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity	Energy and Tolls	Capacity
Current accounts receivable from related companies	7,786,508	-	13,456,841	-	5,368,119	1,066,736	4,951,544	2,134,415	-	-	-	-	30,645,060	5,030,017	17,240,768	3,364,415	43,799,687	6,096,753	35,649,152	5,498,830
Trade and other current receivables	40,601,712	-	38,659,559	-	17,278,485	3,882,644	12,182,345	4,158,171	4,480,943	2,247,911	9,700,852	3,817,585	88,822,807	10,403,137	75,669,872	7,535,000	151,183,946	16,533,692	136,212,628	15,510,756
Total Estimated Assets	48,388,220	-	52,116,399	-	22,646,604	4,949,380	17,133,889	6,292,586	4,480,943	2,247,911	9,700,852	3,817,585	119,467,867	15,433,154	92,910,640	10,899,415	194,983,634	22,630,445	171,861,780	21,009,586
Current accounts payable to related companies	-		-		-	-	-	-	-	-	-	-	10,284,266	-	-	-	10,284,266	-	-	-
Trade and other current payables	7,649,456	-	6,624,845	-	3,678,805	208,310	1,532,078	5,133	600,929	6,529	1,668,713	110,013	44,165,832	3,334,071	61,643,367	1,928,835	56,095,022	3,548,911	71,469,003	2,043,982
Total Estimated Liabilities	7,649,456	-	6,624,845	-	3,678,805	208,310	1,532,078	5,133	600,929	6,529	1,668,713	110,013	54,450,098	3,334,071	61,643,367	1,928,835	66,379,288	3,548,911	71,469,003	2,043,982
Energy Sales	54,137,539	-	50,812,335	-	22,846,244	4,468,362	17,235,999	6,140,336	4,586,523	2,405,065	10,371,211	4,283,230	106,840,736	15,433,154	89,504,578	10,899,415	188,411,042	22,306,581	167,924,124	2,043,982
Energy Purchases	7,769,885	-	5,989,034	-	3,641,295	206,188	1,495,015	5,009	623,093	7,326	1,872,252	123,432	38,974,833	3,334,071	65,049,429	1,928,835	51,009,106	3,547,585	74,405,730	2,043,982

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Endesa Chile financial statements.

Suppliers with Payments Up-to-Date	Balance at				Balance at
	12-31-2014				12-31-2013
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Up to 30 days	-	99,765,926	-	99,765,926	-	75,858,538	21,892,209	97,750,747
From 31 to 60 days	-	6,067,846	-	6,067,846	-	-	-	-

Total	-	105,833,772	-	105,833,772	-	75,858,538	21,892,209	97,750,747

Suppliers with Past Due Payments	Balance at				Balance at
	12-31-2014				12-31-2013
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

More than 180 days	-	1,137,018	-	1,137,018	-	-	-	-

Total	-	1,137,018	-	1,137,018	-	-	-	-

Pursuant to Rule 3-09 and Rule 1-02(w) of Regulation S-X, Endesa Chile is required to present separately the financial statements of Enel Brasil S.A. and subsidiaries as of December 31, 2014 and 2013, prepared in accordance with International Financial Reporting Standards.

Contents

Audited financial statements

Enel Brasil S.A.

(Formerly known as Endesa Brasil S.A.)

Consolidated statements of financial position

At December 31, 2014 and 2013

(In thousands of reais)

	Notes	12/31/2014	12/31/2013

Assets
Current assets
Cash and cash equivalents	6	864,071	1,096,850
Marketable securities	7	230,313	735,678
Consumers, concessionaires and permittees, net	8	1,220,263	1,100,387
CDE Subventions - Tariff discount	9	181,646	20,385
CDE Subventions resources - Decree No. 7,945/2013		-	13,429
Financial asset from Portion A and other	13	487,333	-
Taxes recoverable	10	229,140	322,072
Tax credit from merger	15	8,049	8,793
Guarantees deposits	11	58,242	52,939
Derivative financial instruments - gain on swap		844	322
Other receivables	16	490,671	342,015

Total current assets		3,770,572	3,692,870

Non-current assets
Consumers, concessionaires and permittees, net	8	148,073	147,079
Financial asset from Portion A and other	13	234,865	-
Taxes recoverable	10	148,178	157,762
Escrow deposits	12	261,720	332,256
Guarantees deposits	11	24,130	64,054
Deferred taxes	14	498,257	387,531
Tax credit from merger	15	56,606	64,656
Derivative financial instruments – gain on swap		15,365	19,719
Indemnification assets (concession)	17	2,125,968	2,014,096
Other receivables	16	19,574	2,124
Investments		100	6,578
Property, plant and equipment	18	1,969,507	1,990,252
Intangible assets	19	4,490,006	4,606,872

Total non-current assets		9,992,349	9,792,979

Total assets		13,762,921	13,485,849

	Notes	12/31/2014	12/31/2013

Liabilities and equity
Current liabilities
Trade accounts payable	20.a)	1,174,456	847,571
Notes payable	20.b)	84,000	-
Loans and financing	21	187,495	261,651
Debentures	22	155,469	25,737
Payroll		99,836	85,517
Taxes payable	24	173,405	251,293
Regulatory charges	25	18,881	21,518
Dividends payable		219,327	859,410
Public lighting contribution collected		-	25,874
Post-employment benefit obligations	32	770	12,824
Installment tax program	27	2,183	14,478
Provision - “Luz para Todos” program		52,074	27,367
Free energy		33,282	29,869
Research, development and energy efficiency programs	26	77,438	95,238
Other obligations		85,950	49,486

Total current liabilities		2,364,566	2,607,833

Non-current liabilities
Trade accounts payable	20	126,363	146,336
Loans and financing	21	1,309,261	1,113,456
Debentures	22	1,434,910	1,188,484
Deferred taxes	14	73,077	73,077
Post-employment benefit obligations	32	535,345	477,845
Research, development and energy efficiency programs	26	105,527	75,386
Installment tax program	27	15,045	19,130
Free energy		5,071	4,572
Provision for tax, civil and labor risks	29	666,896	638,607
Other obligations		13,948	3,163

Total non-current liabilities		4,285,443	3,740,056

Equity	30
Attributed to controlling shareholder
Capital		1,056,049	1,056,049
Treasury shares		(111,025)	(111,025)
Capital reserve		2,504,370	2,504,370
Income reserve		1,400,766	894,086
Other comprehensive income		9,561	8,170
Equity valuation adjustments		167,722	205,398
Proposal for payment of additional dividends		-	616,152

		5,027,443	5,173,200
Attributed to non-controlling shareholders
Attributed to other entities in the Enersis S.A. Group		1,629,624	1,289,440
Attributed to other non-controlling shareholders		456,206	675,320

		2,085,470	1,964,760

Total equity		7,112,912	7,137,960

Total liabilities and equity		13,762,921	13,485,849

See accompanying notes.

Enel Brasil S.A.

(Formerly known as Endesa Brasil S.A.)

Consolidated income statements

For the years ended 31 December 2014, 2013 and 2012

(In thousands of reais)

	Notes	12/31/2014	12/31/2013	12/31/2012

Net revenue	34	9,450,500	7,635,755	7,485,085

Cost of services	35	(7,097,461)	(5,420,350)	(5,073,454)

Gross profit		2,353,039	2,215,405	2,411,631

Operating expenses
Selling expenses	35	(85,313)	(128,789)	(124,766)
General and administrative expenses	35	(428,438)	(374,110)	(372,151)
Amortization and reversal of goodwill from merger	35	(22,622)	(24,720)	(27,013)
Other operating expenses	35	(20,371)	(65,822)	(13,570)

Total operating expenses		(556,744)	(593,441)	(537,500)

Operating income		1,796,295	1,621,964	1,874,131

Financial income (expenses)
Financial income	36	336,250	611,593	767,779
Financial expenses	36	(958,544)	(549,586)	(607,380)
Foreign exchange variation, net	36	(18,650)	(17,760)	(1,075)

Income before taxes		1,155,351	1,666,211	2,035,605

Current income and social contribution taxes	33	(450,304)	(496,337)	(383,909)
Deferred income and social contribution taxes	14 and 33	91,484	32,856	(204,196)
Tax incentives	33	76,111	50,911	23,136

Net income for the year		872,642	1,253,641	1,470,636

Attributable to controlling shareholder		664,705	910,247	1,003,817

Attributed to other entities in the Enersis S.A. Group		102,773	275,232	248,899
Other non-controlling shareholders		105,164	68,162	217,920

See accompanying notes.

Enel Brasil S.A.

(Formerly known as Endesa Brasil S.A.)

Consolidated statements of other comprehensive income

For the years ended 31 December 2014, 2013 and 2012

(In thousands of reais)

	12/31/2014	12/31/2013	12/31/2012

Net income for the year	872,642	1,253,641	1,470,636

Other comprehensive income
Other comprehensive income (loss) to be reclassified to income statements in subsequent periods
Gain (loss) on derivative financial instruments	(2,959)	23,635	(2,435)
Deferred tax on (gain) loss on derivative financial instruments	1,006	(8,085)	828
Cumulative translation adjustment	2,089	1,824	80

Net other comprehensive income (loss) to be reclassified to income statements in subsequent periods	136	17,374	(1,527)

Other comprehensive income (loss) not to be reclassified to income statements in subsequent periods
Remeasurement gain (loss) in subsidiary’s pension fund	(63,747)	75,734	(11,476)
Deferred tax on remeasurement (gain) loss in pension fund	21,674	(25,750)	3,902

Net other comprehensive income (loss) not to be reclassified to income statements in subsequent periods	(42,073)	49,984	(7,574)

Net other comprehensive income (loss), net of tax	(41,937)	67,358	(9,101)

Comprehensive income for the year, net of tax	830,705	1,320,999	1,461,535

Attributable to controlling shareholder	645,499	941,863	999,299
Attributable to other entities in the Enersis S.A. Group	120,433	314,471	262,542
Attributable to other non-controlling shareholders	64,773	64,665	199,694

See accompanying notes.

Enel Brasil S.A.

(Formerly known as Endesa Brasil S.A.)

Consolidated statements of changes in equity

For the years ended 31 December 2014, 2013 and 2012

(In thousands of reais)

			Capital Reserve	Income reserves
	Capital	Treasury shares	Remuneration of goodwill in the issue of shares	Legal reserve	Other reserves	Statutory reserve for working capital	Other comprehensive income	Equity valuation adjustment	Retained earnings	Additional dividend distribution proposal	Shareholders Enel Brasil	Other shareholders Enersis S.A. Group	Non-controlling shareholders	Total

Balances at December 31, 2011	916,879	(111,025)	2,504,370	133,839	-	598,797	(1,228)	298,778	-	-	4,340,410	838,640	758,504	5,937,554

Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	(55,704)	55,704	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	-	-	(251)	(75,986)	(76,237)
Net income for the year	-	-	-	-	-	-	-	-	1,003,817	-	1,003,817	248,899	217,920	1,470,636
Actuarial gain (loss) on subsidiary’s pension fund	-	-	-	-	-	-	(4,062)	-	-	-	(4,062)	14,366	(17,878)	(7,574)
Transfer to retained earnings	-	-	-	-	-	-	4,062	-	(4,062)	-	-	-	-	-
Loss on derivative financial instrument	-	-	-	-	-	-	(536)	-	-	-	(536)	(723)	(348)	(1,607)
Effect of subsidiary’s change	-	-	-	-	(1,124)	-	-	-	-	-	(1,124)	(1,089)	-	(2,213)
Management’s proposal for net income allocation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(403)	(772)	(1,175)
Mandatory dividends	-	-	-	-	-	-	-	-	(264,880)		(264,880)	(57,475)	(51,863)	(374,218)
Additional proposed									(741,665)	741,665	-	-	-	-
Statutory reserve for working capital	-	-	-	-	-	48,914	-	-	(48,914)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	80	-	-	-	80	-	-	80

Balances at December 31, 2012	916,879	(111,025)	2,504,370	133,839	(1,124)	647,711	(1,684)	243,074	-	741,665	5,073,705	1,041,964	829,577	6,945,246

Capital increase (merger)	139,170	-	-	-	-	-	-	-	-	-	139,170	(139,170)	-	-
Capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(315)	(563)	(878)
Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	(37,676)	37,676	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	(741,665)	(741,665)	(216)	(48,648)	(790,529)
Net income for the year	-	-	-	-	-	-	-	-	910,247	-	910,247	275,232	68,162	1,253,641
Actuarial gain (loss) on subsidiary’s pension fund	-	-	-	-	-	-	21,762	-	-	-	21,762	33,745	(5,523)	49,984
Transfer to retained earnings	-	-	-	-	-	-	(21,762)	-	21,762	-	-	-	-	-
Gain on derivative financial instrument	-	-	-	-	-	-	8,030	-	-	-	8,030	5,494	2,026	15,550
Effect of merger	-	-	-	-	(2,892)	-	-	-	-	-	(2,892)	-	-	(2,892)
Transfer of participations	-	-	-	-	-	-	-	-	-	-	-	158,068	(158,068)	-
Management’s proposal for net income allocation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(336)	(600)	(936)
Mandatory dividends	-	-	-	-	-	-	-	-	(236,981)		(236,981)	(85,026)	(11,043)	(333,050)
Additional proposed	-	-	-	-	-	-	-	-	(616,152)	616,152	-	-	-	-
Statutory reserve for working capital	-	-	-	-	-	116,552	-	-	(116,552)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	1,824	-	-	-	1,824	-	-	1,824

Balances at December 31, 2013	1,056,049	(111,025)	2,504,370	133,839	(4,016)	764,263	8,170	205,398	-	616,152	5,173,200	1,289,440	675,320	7,137,960

Depreciation of PP&E (deemed Cost)	-	-	-	-	-	-	-	(37,676)	37,676	-	-	-	-	-
Effect accounted for by subsidiary – unclaimed dividends	-	-	-	-	-	-	-	-	654	-	654	371	153	1,178
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	(616,152)	(616,152)	(8,208)	(14,045)	(638,405)
Net income for the year	-	-	-	-	-	-	-	-	664,705	-	664,705	140,960	66,977	872,642
Actuarial gain (loss) on subsidiary’s pension fund	-	-	-	-	-	-	(20,597)	-	-	-	(20,597)	(19,470)	(2,006)	(42,073)
Transfer to retained earnings	-	-	-	-	-	-	20,597	-	(20,597)	-	-	-	-	-
Gain on derivative financial instrument	-	-	-	-	-	-	(698)	-	-	-	(698)	(1,057)	(198)	(1,953)
Transfer of participations	-	-	-	-	-	-	-	-	-	-	-	258,385	(258,385)	-
Management’s proposal for net income allocation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(331)	(593)	(924)
Mandatory dividends	-	-	-	-	-	-	-	-	(175,759)	-	(175,759)	(30,826)	(11,017)	(217,602)
Statutory reserve for working capital	-	-	-	-	-	506,679	-	-	(506,679)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	2,089	-	-	-	2,089	-	-	2,089

Balances at December 31, 2014	1,056,049	(111,025)	2,504,370	133,839	(4,016)	1,270,942	9,561	167,722	-	-	5,027,442	1,370,879	714,591	7,112,912

See accompanying notes.

Enel Brasil S.A.

(Formerly known as Endesa Brasil S.A.)

Consolidated statements of cash flows

For the years ended 31 December 2014, 2013 and 2012

(In thousands of reais)

	12/31/2014	12/31/2013	12/31/2012

Operating activities
Income before taxes for the year	1,155,351	1,666,211	2,035,605
Adjustments to reconcile income before tax to cash from operating activities
Allowance for doubtful accounts	60,262	98,419	98,970
Depreciation and amortization	544,974	517,941	455,917
Deferred tax from merger	22,622	24,720	27,013
Impairment	-	10,919	-
Provisions for tax, civil and labor risks, net	164,799	113,167	107,433
Tax credit from merger	8,794	9,609	10,501
Monetary restatements and interest	290,548	243,687	300,947
Indemnification assets revenues	306,060	(205,165)	(487,517)
Net book value of written off intangible assets and property, plant and equipment	56,318	119,704	13,667
Research, development and energy efficiency programs	86,061	75,890	71,888
Post-employment benefit obligations	55,109	50,214	52,754
Provision for inventory losses, net	(329)	7,750	(166)
Financial instruments through profit and loss	(6,672)	(6,704)	(2,384)
Financial asset from Portion A and other	(722,198)	-	-
Other revenues	(2,363)	-	-

	2,019,336	2,726,362	2,684,628

(Increase) decrease in operating assets
Consumers, concessionaires and permittees	(177,682)	88,212	(147,852)
CDE Subventions - Tariff discount	(161,261)	(20,385)	-
CDE Subventions resources - Decree No. 7,945/2013	13,429	(13,429)	-
Guarantees and judicial deposits	34,621	(1,840)	31,786
Escrow deposits	78,083	(290)	(2,733)
Other receivables	(151,547)	(84,311)	(85,738)
Increase (decrease) in operating liabilities
Trade accounts payable	390,912	74,429	187,447
Payroll	14,319	17,896	13,553
Regulatory charges	(2,637)	(55,199)	4,972
Research, development and energy efficiency programs	(73,720)	(38,867)	(31,741)
Post-employment benefit obligations	(60,586)	(42,380)	(53,681)
Provisions of tax, civil and labor claims	(136,510)	(82,063)	(206,415)
Other liabilities	56,007	46,394	41,770
Taxes payable / recoverable, net	15,834	(115,368)	(74,185)
Income tax paid	(365,399)	(435,817)	(350,272)

Net cash flows from operating activities	1,493,199	2,063,344	2,011,539

Investing activities
Marketable securities	505,365	(120,528)	5,934
Result of merger	-	(2,892)	-
Investments	-	(2,324)	-
Investments in intangible assets and property, plant and equipment	(909,636)	(843,125)	(641,700)

Net cash flows used in investing activities	(404,271)	(968,869)	(635,766)

Financing activities
Debentures funding	300,000	-	400,000
Payment of debentures	-	(296,251)	(360,779)
Loans and financing	594,603	717,557	124,956
Payment of loans and financing	(488,907)	(351,978)	(625,710)
Payment of interest on loans and financing	(98,988)	(78,934)	(125,117)
Payment of interest on debentures	(98,466)	(109,106)	(120,822)
Payment of intercompany loans	-	-	(4,342)
Payment of debt agreement with Faelce	(12,824)	(6,934)	(14,262)
Dividends payment	(1,495,836)	(640,955)	(168,139)
Capital reduction	-	(901)	-
Installment tax program payment	(23,378)	(46,752)	(47,741)

Net cash flows used in financing activities	(1,323,796)	(814,254)	(941,956)

Cumulative translation adjustment	2,089	1,824	80

Increase (decrease) in net cash and cash equivalents	(232,779)	282,045	433,897

Cash and cash equivalents at the beginning of year	1,096,850	814,805	380,908
Cash and cash equivalents at the end of year	864,071	1,096,850	814,805

Increase (decrease) in net cash and cash equivalents	(232,779)	282,045	433,897

See accompanying notes.

Enel Brasil S.A.

(Formerly known as Endesa Brasil S.A.)

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information

Operations

The business purpose of Enel Brasil S.A. (“Enel Brasil” or “Company”), with registered office located at Praça Leoni Ramos, No.01, Niterói, Rio de Janeiro, Brazil, is to hold interests in other entities that directly or indirectly operate or come to operate in any electric energy industry segment or as a provider of electric energy transmission, distribution, generation or trade services and related activities.

Enel Brasil S.A. is a subsidiary of Enersis S.A., a Chilean company controlled by Enel Iberoamérica S.R.L., a company controlled by Enel S.p.A. (“Enel”).

On December, 12, 2014, the Company had its name changed from “Endesa Brasil S.A.” to “Enel Brasil S.A.”.

The Company holds interest in the following operational subsidiaries by segment, which together with the Company, form Enel Brasil Group (“Enel Group” or “Group”):

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

As a consequence of Public Hearing No. 061/2014, on December 10, 2014, the addenda to the concession contract of the subsidiary was approved, whereby in the event that the concession ceases to exist, in addition to compensation amounts stemming from investments not amortized or depreciated in the course of the concession, the remaining balances of Portion A and other financial items that have not been recovered or returned through the tariff cycle(s) will also be subject to compensation or return by the Granting Power (see Note 13).

Enel Brasil holds direct interest of 46.89% of Ampla Energia’s capital.

1.	Corporate information (Continued)

Operations (Continued)

a)	Electric energy distribution (Continued)

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

As a consequence of Public Hearing No. 061/2014, on December 10, 2014, the addenda to the concession contract of the subsidiary was approved, whereby in the event that the concession ceases to exist, in addition to compensation amounts stemming from investments not amortized or depreciated in the course of the concession, the remaining balances of Portion A and other financial items that have not been recovered or returned through the tariff cycle(s) will also be subject to compensation or return by the Granting Power (see Note 13).

Enel Brasil holds direct interest of 58.87% of COELCE’s capital.

b)	Electric energy generation

Centrais Elétricas Cachoeira Dourada S.A. - CDSA

Centrais Elétricas Cachoeira Dourada S.A. - CDSA (“CDSA”), is a privately-held company with registered office located at Rodovia GO 206, KM0, Cachoeira Dourada, Goiás, primarily engaged in conducting studies and projections, and in building, installing and operating electric generation power plants, as well as performing commercial acts deriving from such activities, which are regulated by the National Agency of Electric Energy - ANEEL under the Ministry of Mines and Energy - MME.

Centrais Elétricas Cachoeira Dourada S.A. - CDSA (Continued)

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

Enel Brasil holds direct interest of 99.61% of CDSA’s capital.

1.	Corporate information (Continued)

Operations (Continued)

a)	Electric energy generation (Continued)

Central Geradora Termelétrica Fortaleza S.A. - CGTF

Central Geradora Termelétrica Fortaleza S.A. - CGTF (“CGTF”), is a privately-held company, with registered office located at Rodovia CE422, Km 01, Complexo Industrial e Portuária do Pecém, Caucaia, Ceará, organized on August 20, 2001 and authorized by the National Agency of Electric Energy - ANEEL to operate as an independent energy producer, by means of ANEEL Resolution No. 433, of October 19, 2001, formed by a combined cycle of two gas turbines and a vapor turbine, pursuant to ANEEL Decision No. 73/2002. Start-up of operations occurred on December 27, 2003.

As defined in the articles of incorporation, CGTF is engaged in the study, project, construction and exploration of energy production, transmission, distribution and sale systems that may be granted, permitted or authorized by any law, in addition to exercising other related activities and providing services of any nature referring to mentioned activities.

CGTF is part of the Federal Government’s Thermoelectric Priority Program (PPT) to expand the supply of electric energy throughout Brazil, and CGTF contracted on August 31, 2001 the sale of 2,690 GWh/year (equivalent to an average 307 MW) to the subsidiary COELCE, also belonging to Enel Group, over 20 years, as from the beginning of the energy supply in January 2004, at the price established by ANEEL, subject to annual adjustment based on a basket of indicators that includes IGPM, US dollar and contracted natural gas variations.

CGTF is a wholly-owned subsidiary of Enel Brasil.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda. (“Fazenda Nova”) is a limited liability entity, headquartered at Rua Felipe Camarão, No. 507, sala 201, Cidade Alta - Natal/Rio grande do Norte, engaged in the generation, transmission, distribution and sale of electric energy and related activities.

On September 30, 2009, Enel Brasil completed the acquisition of a 99.95% equity stake in Eólica Fazenda Nova for R$ 3,942. This investee is in a pre- operational stage and was incorporated to take part in wind power auctions.

1.	Corporate information (Continued)

Operations (Continued)

c)	Electric energy transmission

CIEN - Companhia de Interconexão Energética

CIEN - Companhia de Interconexão Energética (“CIEN”), is a privately-held company with registered office located at Praça Leoni Ramos, No. 01, Niterói, Rio de Janeiro, primarily engaged in production, processing, distribution and sale of electricity, including related import and export activities, implementing the services required to achieve this business purpose. In this regard, CIEN will work on the study, planning and construction of facilities related to electricity production, transmission, conversion and distribution systems. CIEN may foster the implementation of associated projects, carry out activities related, incidental or supplementary to such services and work it may provide, and may also hold interest in other companies.

On April 4, 2011, by means of Administrative Rulings Nos. 210 and 211, Garabi I and Garabi II lines, respectively, started being treated as equivalent to transmission concessions. Such equivalence treatment subjects both transmission lines of the subsidiary to the methodology whereby revenue is recognized through annual ratification of the Allowed Annual Revenue – (“RAP”) by ANEEL.

CIEN - Companhia de Interconexão Energética (Continued)

The commercial and technical equivalence of that subsidiary to an electric power transmission concession, comprising the two lines, has a finite 9-year term to Garabi I, effective through June 20, 2020, and an 11-year term for Garabi II, effective through July 31, 2022.

By means of Approval Resolution No. 1756, of June 24, 2014, ANEEL approved RAP amounting to R$ 315,270, for the period from July 1, 2014 to June 30, 2015, and adjustment portion relating to transfers in excess amounting to R$ 3,488. RAP is adjusted annually, always in June of each year. Every four years, the subsidiary will be subject to a review of tax bases and RAP approval.

Enel Brasil holds direct interest of 100.00% in CIEN.

d)	Service rendering

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

Enel Brasil owns a 99.99% direct interest in Prátil.

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

The authorization for completion of preparation of these financial statements was granted at a board of officers’ meeting held on April 01, 2015.

2.   Summary of significant accounting policies (Continued)

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries at December 31, 2014 and include Enel Brasil’s operations, and those of its direct and indirect subsidiaries, with ownership interest at the balance sheet date being summarized as follows:

Subsidiary	Shareholding interest (%)	Direct	Indirect

Central Geradora Termelétrica Fortaleza S.A. - CGTF	100.00	100.00	-
Centrais Elétricas Cachoeira Dourada S.A. - CDSA	99.61	99.61	-
Ampla Energia e Serviços S.A. (i)	46.89	46.89	-
CIEN - Companhia de Interconexão Energética	100.00	100.00	-
Compañia de Transmisión del Mercosur S.A. - CTM (“CTM”) (ii)	99.99	-	99.99
Transportadora de Energia S.A. - Tesa (“TESA”) (ii)	100.00	-	100.00
Companhia Energética do Ceará - COELCE	58.87	58.87	-
EN-Brasil Comércio e Serviço S.A. - Prátil	99.99	99.99	-
Eólica Fazenda Nova Geração e Comercialização de Energia Ltda.	99.95	99.95	-
Trento Renda Fixa Crédito Privado Fundo de Investimento em Cotas de Fundos de Investimento (“Trento”) (iii)	100.00	18.91	81.09
Bradesco Fundo de Investimento em Cotas de Fundos de Investimento RF Crédito Privado Compostela (“Compostela”) (iii)	100.00	1.25	98.75
Fundo de Investimento Vicenza Renda Fixa - Crédito Privado (“Vicenza”) (iii)	100.00	100.00	-
(i)

Even though the interest on Ampla Energia is below 50.1%, Enel Brasil has the control of this entity, considering it has the power through contract to govern the financial and operating policies of them so as to obtain benefits from their activities.

(ii)	Indirect subsidiaries located abroad.
(iii)

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

The reporting period in the financial statements of consolidated subsidiaries is the same as that of the Company, and accounting policies have been consistently applied by the consolidated companies. The main consolidation procedures include:

(a)	Derecognizing the assets and liabilities balances among consolidated companies;

(b)	Derecognizing the share held in the capital, reserves and retained earnings of consolidated companies;

(c)	Derecognizing income and expense balances and unrealized income arising from intercompany transactions; and

(d)	Segregation of non-controlling interests in the consolidated financial statements.

2.	Summary of significant accounting policies (Continued)

2.3.	Basis of preparation

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

The financial statements of the indirect subsidiaries CTM and TESA were originally prepared in Argentinean pesos (ARS$ - functional currency). Assets and liabilities were translated into Brazilian Reais, at the exchange rate at December 31, 2014 - ARS1.00 - R$ 0.3172, disclosed by the Central Bank of Brazil (December 31, 2013 - ARS1.00 – R$ 0.3592), whereas profit or loss accounts were translated at the average monthly rate.

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

2.	Summary of significant accounting policies (Continued)

2.5.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Enel Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and, excluding discounts, rebates and taxes or charges on sales.

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

IFRIC 12 - Service Concession Arrangements (“IFRIC 12”) requires electric energy concessionaires to record and measure service revenue in accordance with IAS 11 - Construction Contracts (“IAS 11”) (construction or improvement services) and IAS 18 - Revenue (“IAS 18”) (operation - electric energy supply services), even if subject to one single concession arrangement.

The Enel Group accounts for revenue and costs relating to construction work or improvements to infrastructure facilities used for rendering electric energy distribution services. The construction margin adopted is defined as zero, considering that: (i) the core activity of the subsidiaries is the distribution of electric energy; (ii) all construction revenue refers to construction of infrastructure facilities in order to attain their business purpose, namely distribution of electric energy; and (iii) Enel Group outsources the construction of infrastructure facilities to unrelated parties. Each month, all additions to intangible assets in progress are transferred to the statement of income as construction costs, after deduction of amounts received in the form of special obligations.

2.	Summary of significant accounting policies (Continued)

2.5.	Revenue recognition (Continued)

2.5.5.	Interest income

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

Initial recognition and measurement

Financial assets within the scope of IAS 39 - Financial Instruments: Recognition and Measurement - are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. Enel Group determines the classification of its financial assets at initial recognition, as they become part of the instrument’s contractual provisions.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, transaction costs directly attributable to the acquisition of that financial asset.

Enel Group’s financial assets include cash and cash equivalents, marketable securities, accounts receivable from customers, financial asset from Portion A and other, public utility concession (indemnification assets), collaterals, and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated in the initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Enel Group that do not qualify for hedge accounting, as set forth by IAS 39. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with the related gains or losses recognized in the income statement.

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments - Initial recognition and subsequent measurement (Continued)

2.6.1.	Financial assets (Continued)

Subsequent measurement (Continued)

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Enel Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The amortization of the effective interest rate is included in the income statement as financial income.

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

(a)     Loans and receivables.

(b)     Held-to-maturity investments.

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

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments - Initial recognition and subsequent measurement (Continued)

2.6.1.	Financial assets (Continued)

Subsequent measurement (Continued)

Derecognition (write-off) of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

—	The rights to receive cash flows from the asset have expired.

—

Enel Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either; and (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments - Initial recognition and subsequent measurement (Continued)

2.6.1.	Financial assets (Continued)

Subsequent measurement (Continued)

Derecognition (write-off) of financial assets (Continued)

2.6.1.2.	Accounts receivable from consumers, concessionaires and permittees

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

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments - Initial recognition and subsequent measurement (Continued)

2.6.3.	Financial liabilities (Continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through income statement

Financial liabilities at fair value through income statement include financial liabilities held for trading and financial assets designated upon initial recognition at fair value through income statement.

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

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments - Initial recognition and subsequent measurement (Continued)

2.6.4.	Offsetting of financial instruments

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

2.7.	Derivative financial instruments

Enel Group has derivative financial instruments represented by swap contracts, aiming at partially protecting its exposure to the CDI rate arising from debentures issued by Ampla Energia and COELCE. Derivative financial instruments are classified as cash flow hedge and are recognized at fair value. Gains or losses on the effective portion of these swaps are recognized directly in equity, under other comprehensive income. Note 23 include more detailed information on the derivative financial instruments entered into by the Company’s subsidiaries.

Enel Group does not use derivative contracts for commercial and speculative purposes.

2.	Summary of significant accounting policies (Continued)

2.8.	Indemnification assets (Concession)

The Distribution Concession Agreement No. 05/96 - ANEEL, of December 9, 1996, celebrated between the Federal Government (Granting Authority) and Ampla Energia e Serviços S.A. (Concessionaire), and the Distribution Concession Agreement No. 01/98 - ANEEL, of May 13, 1998 and further amendments, celebrated between the Federal Government (Granting Authority) and COELCE (Concessionaire), regulate the operation of the public services of electricity distribution by the Company’s subsidiaries, considering that:

a)	The agreements determine which services the operator has to provide and for whom (consumers).

b)

These agreements determine the standard performance for the provision of public services, in relation to maintenance and improvement of customer service quality, and the operator has the obligation to, upon the end of the concession, return the infrastructure under the same conditions as received when these agreements were executed. To comply with these obligations, constant investments over the concession term are made. Therefore, the concession assets can be sometimes replaced until the end of the concession.

c)	At the end of the concession, the assets linked to the infrastructure must be reversed to the granting authority upon payment of the indemnification.

d)

The price is regulated through a fee mechanism established in the concession agreements based on parametric formulas (Portion A and B), the fee review modalities are also defined, and they must be sufficient enough to cover the costs, the amortization of investments and remuneration of invested capital.

Based on the characteristics defined in the electricity distribution concession agreement of the Company’s subsidiaries, the Management understands that the conditions for application of IFRIC 12 - Service Concession Agreements, which provides instructions on accounting for concession of public services to private operators, in order to reflect the electricity distribution business, including:

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

2.	Summary of significant accounting policies (Continued)

2.8.	Indemnification assets (Concession) (Continued)

The infrastructure received or built for distribution activities, which was originally represented by the fixed and intangible assets of the Company’s subsidiaries, is recovered through two cash flows, as follows: (i) a portion through consumption of electricity by consumers (issue of monthly bill according to measurement of electricity consumed/sold) during the concession term; and (ii) a portion through indemnification of reversible assets at the end of the concession, to be received directly from the granting authority or whomever thereby appointed.

This indemnification is based on portions of the investments linked to reversible assets, still not amortized or depreciated, which had been made in order to ensure that the granted services are continuous.

Pursuant to Law No. 12783/2013 (“Law No. 12,783/13”), of January 11, 2013, the calculation of investments linked to reversible assets not yet amortized or depreciated for indemnification purposes must use the new replacement value method, according to the criteria defined by the granting authority. This method was adopted for the first time in financial statements for year ended December 31, 2012, not affecting prior-year results.

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

Enel Group property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. All other repair and maintenance costs are recognized in profit or loss as incurred. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

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

2.	Summary of significant accounting policies (Continued)

2.10.	Intangible assets

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

Concession right from acquisition

The fiscal benefit originated by the concession right from acquisition recorded in the balance sheet of Enel Brasil S.A. economically grounded on expected statements of operations over the concession exploration period of subsidiary COELCE, and stems from the acquisition of the concession right granted by the Government.

The fiscal benefit is amortized based on the concession arrangement, monthly proportional to its profitability projected through December 31, 2027.

2.11.	Impairment of non-financial assets

The Enel Group’s management annually reviews net book value of its assets so as to assess events or changes in economic, operating or technological circumstances which may indicate deterioration or impairment. When such evidence is identified and net book value exceeds recoverable amount, a provision for impairment is set up by adjusting net book value to recoverable value.

Recoverable amount of an asset item or of a cash-generating unit (CGU) is defined as the higher of value in use and fair value less cost to sell.

In estimating value in use of an asset item or CGU, estimated future cash flows are discounted to present value at a pre-tax discount rate reflecting the weighted average capital cost for the industry in which the asset or CGU operates.

2.	Summary of significant accounting policies (Continued)

2.12.	Tax incentives

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

The subsidiary COELCE has tax incentives (ADENE benefit), such as a 75% decrease in income tax and non-refundable additions, calculated on the operation profit, referring to distribution activities until 2016 (based year). The amounts corresponding to decrease in income tax are recorded as reduction of the corresponding tax expenses in income statement for the year and then transferred to equity in account “Tax Incentive Reserve” of the subsidiary COELCE individual financial statements.

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

Provisions for tax, civil and labor risks

The Group is party to various legal and administrative proceedings. Provisions are set up for all contingencies referring to legal proceedings, the settlement of which is likely to require an outflow of funds, and that can be reliably estimated. Assessment of the likelihood of loss includes the evaluation of evidence available, hierarchy of laws and jurisdiction, the latest court decisions and their relevance in the legal realm, as well as evaluation of the Group’s legal counsel. Provisions are reviewed and adjusted to consider changes in circumstances such as applicable limitation period, conclusion of tax inspections or additional exposures found based in new legal issues or court decisions.

2.14.	Taxation

2.14.1.	Income and social contribution taxes - current

Current income and social contribution tax assets and liabilities are measure at the expected recoverable value or amount payable to tax authorities. The tax rates and laws used to calculate the respective amount are those in effect or substantially in effect at balance sheet date.

Current income and social contribution taxes relating to items recognized directly in equity are recognized under equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.	Summary of significant accounting policies (Continued)

2.14.	Taxation (Continued)

2.14.2.	Deferred taxes

Deferred taxes are generated by temporary differences at the end of the reporting period between tax bases of assets and liabilities and their book value. Deferred tax liabilities are recognized for all temporary tax differences, except:

—

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

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

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

—

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

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

2.	Summary of significant accounting policies (Continued)

2.14.	Taxation (Continued)

2.14.3.	Sales taxation

Income, expenses and assets are recognized net of taxes on sales, except:

—

When the sales tax incurred on the purchase of goods or services is not recoverable from the tax authorities, in which case the sales tax is recognized as part of the acquisition cost of the asset or expense item, as the case may be.

—	When the amounts receivable or payable are presented together with the amount of tax on sales.

—	When the net amount of sales tax recoverable or payable is included as a component of the amounts receivable or payable in the balance sheets.

2.15.	Regulatory charges

Since Ampla Energia, CDSA, CIEN, CGTF and COELCE, subsidiaries of Enel Brasil, operate in regulated segments, they are charged amounts as payment of regulatory charges, as follows:

2.15.1.	Global Reversion Reserve (RGR)

This refers to provision of amounts to be paid to Centrais Elétricas Brasileiras S.A. - Eletrobras, calculated based on 2.5% on Property Plant Equipment, limited to 3% of gross operating revenue from electric energy of subsidiaries CDSA and CIEN. The amounts are regulated on an annual basis, by means of decisions handed down by ANEEL’s Financial Supervisory Authority (SFF).

2.15.2.	Energy Development Account (CDE)

The objective is to foster the energy development in the Brazilian States and competitiveness of the energy produced from alternative sources, in areas covered by interconnected systems, enabling the universal use of the electric energy services. The amounts payable are also defined by ANEEL.

2.15.3.	Energy Efficiency Programs (PEE) - Research and Development (P&D) - National Scientific and Technological Development Fund (FNDCT) and Energy Efficiency Company (EPE)

These refer to reinvestment programs required by ANEEL for electric energy distribution companies, whereby 1% of net regulatory operating revenue (Regulatory ROL) must be annually allocated to such funds.

2.15.4.	Public Electric Energy Service Inspection Fee (TFSEE)

The inspection fees charged on distribution of electric energy are differentiated and proportional to the services offered, calculated annually by ANEEL, considering the economic value added by the concession operator.

2.	Summary of significant accounting policies (Continued)

2.15.	Regulatory charges (Continued)

2.15.5.	System Service Charges (ESS)

This represents the cost incurred to maintain the reliability and stability of the National Interconnected System to meet energy consumption demand in Brazil. This cost is calculated by CCEE on a monthly basis, and paid by agents of the consumption category to generating agents.

2.15.6.	Financial compensation for use of water resources (CFURH)

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

The Enel Group recognizes a liability and a profit sharing expense from a formula that considers attainment of operating goals and specific objectives, established and approved at the beginning of each year. The amount assigned to this participation is registered as operational expense.

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

2.	Summary of significant accounting policies (Continued)

2.19.	Retirement and other post-employment benefits

The Enel Group sponsors defined benefit pension plans to certain employees, in addition to post-employment health care and gratification in retirement, which require that contributions be made to funds administered separately from the subsidiaries’ own funds.

Obligations relating to post-employment benefits are accrued for based on actuarial calculation prepared annually by an independent actuary, using the projected unit credit method, net of collateral plan assets, where applicable, and corresponding costs are recognized over the service lives of employees. The projected unit credit method considers each service period as being a taxable event of an additional benefit unit, accumulated for calculation of the total obligation. Other actuarial assumptions are also used, such as biological and economic hypotheses, historical data on expenses incurred and employee contributions.

Remeasurement gains and losses generated by adjustments and changes in actuarial assumptions of pension and other retirement benefit plans are posted to other comprehensive income, based on actuarial calculations prepared by the independent actuary, as detailed in Note 32.

2.	Summary of significant accounting policies (Continued)

2.20.	New accounting pronouncements

2.20.1.	Accounting pronouncements effective from January 1, 2014

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 32: Financial Instruments: Presentation

Clarifies the requirements for offsetting financial assets and financial liabilities in order to eliminate inconsistencies from the application of the current IAS 32 offsetting criteria.

Annual periods beginning on or after January 1, 2014.

Amendments to IFRS 10 and 12, and IAS 27: Investment Entities

Under IFRS 10 requirements, the reporting entities must consolidate all of the companies over which they have control. The amendment establishes an exception to these requirements, allowing the Investment Entities to measure their investments at fair value with changes in income as per IFRS 9 instead of consolidating them.

Annual periods beginning on or after January 1, 2014.

IFRIC 21: Levies

This interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” outlines when an entity must recognize a government-imposed levy other than income tax as a liability in its financial statements.

Annual periods beginning on or after January 1, 2014.

Amendment to IAS 36: Impairment of Assets

This amendment remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, the amendment require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period.

Annual periods beginning on or after January 1, 2014.

Amendment to IAS 39: Financial Instruments: Recognition and Measurement: Novation of Derivatives

This amendment incorporates into the Standard the criteria that must be met in order not to discontinue hedge accounting in circumstances when a hedging instrument is novated.

Annual periods beginning on or after January 1, 2014.

The new interpretation and amendments adopted, which went into effect on January 1, 2014, have not had a significant effect on the consolidated financial statements of Enel Brasil and its subsidiaries.

2.	Summary of significant accounting policies (Continued)

2.20.	New accounting pronouncements (Continued)

2.20.2.	Accounting pronouncements in effect from January 1, 2015 and subsequent periods

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

Standards, Interpretations and Amendments	Mandatory Application for:

IFRS 9: Financial Instruments

This is the final version of the standard issued in July 2014 and which completes the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” This project was divided into 3 phases:

Phase 1 – Classification and measurement of financial assets and financial liabilities. This introduces a logical focus for the classification of financial assets driven by cash flow characteristics and the business model. This new model also results in a single impairment model being applied to all financial instruments.

Phase 2 – Impairment methodology. The objective is a more timely recognition of expected credit losses. The standard requires entities to account for expected credit losses from the time when financial instruments are first recognized in the financial statements.

Phase 3 – Hedge accounting. This establishes a new model aimed at reflecting better alignment between hedge accounting and risk management activity. Also included are enhancements to required disclosures.

This final version of IFRS 9 replaces the previous versions of the Standard.

Annual periods beginning on or after January 1, 2018.

IFRS 15: Revenue from Contracts with Customers

This new standard applies to all contracts with customers except leases, financial instruments and insurance contracts. Its purpose is to make financial information more comparable, and it provides a new model for revenue recognition and more detailed requirements for contracts with multiple obligations. It also requires more itemized information. This standard will replace IAS 11 and IAS 18 as well as their interpretations (IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31).

Annual periods beginning on or after January 1, 2017.

2.	Summary of significant accounting policies (Continued)

2.20.	New accounting pronouncements (Continued)

2.20.2.	Accounting pronouncements in effect from January 1, 2015 and subsequent periods (Continued)

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 19: Employee Benefits

The purpose of this amendment is to simplify the accounting for contributions from employees or third parties that are not determined on the basis of an employee’s years of service, such as employee contributions calculated according to a fixed percentage of salary.

Annual periods beginning on or after July 1, 2014.

Improvements to IFRS (Cycles 2010-2012 and 2011-2013)

These are a set of improvements that were necessary, but not urgent, and that amend the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38 and IAS 40.

Annual periods beginning on or after July 1, 2014.

Amendment to IFRS 11: Joint Arrangements

This amendment states that the accounting standards contained in IFRS 3 and other standards that are pertinent to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitutes a business.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendment to IAS 16 explicitly forbids the use of revenue-based depreciation for property, plant and equipment. The amendment to IAS 38 introduces the rebuttable presumption that, for intangible assets, the revenue-based amortization method is inappropriate and establishes two limited exceptions.

Annual periods beginning on or after January 1, 2016.

Improvements to IFRS (Cycles 2012-2014) These are a set of improvements that were necessary, but not urgent, and that amend the following standards IFRS 5, IFRS7, IAS19 and IAS 34.	Annual periods beginning on or after January 1, 2016.

2.	Summary of significant accounting policies (Continued)

2.20.	New accounting pronouncements (Continued)

2.20.2.	Accounting pronouncements in effect from January 1, 2015 and subsequent periods (Continued)

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 and IAS 28 relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 27: Equity Method in Separate Financial Statements

This improvement allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The objective of the improvement is to minimize the costs associated with complying with the IFRS, particularly for those entities applying IFRS for the first time, without reducing the information available to investors.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to companies is applying professional judgment to determine what type of information to disclose in their financial statements.

Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities, Application of the Consolidation Exception

The modifications, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016.

2.	Summary of significant accounting policies (Continued)

2.20.	New accounting pronouncements (Continued)

2.20.2.	Accounting pronouncements in effect from January 1, 2015 and subsequent periods (Continued)

Standards, Interpretations and Amendments	Mandatory Application for:

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply.

Annual periods beginning on or after January 1, 2016.

The Group is assessing the impact of applying IFRS 9 and IFRS 15 from their effective date. In Management’s opinion, the application of the other standards and amendments pending application is not expected to have a significant effect on the consolidated financial statements of Enel Brasil and its subsidiaries.

3.	Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities, as of the financial statements date.

Estimates and assumptions

Significant assumptions regarding the sources of uncertainty of future estimates and other significant estimate-related sources of uncertainty as of the consolidated statement of financial position date, including significant risk of future adjustments in the book value of assets and liabilities for the following financial year, are discussed below. Management based its assumptions and estimates on parameters available at the financial statement date. Any future changes in these parameters will be reflected when the changes occur.

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

3.	Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions (Continued)

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

The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each financial statement date. For more details on the assumptions used, see Note 32.

Unbilled revenue

The calculation of unbilled revenue is based on the number of days not billed in the month, the estimated amount of energy delivered during those days and the estimated average price per customer class for that month. Differences between actual and estimated unbilled revenue are usually immaterial.

4.	Tariff revision and adjustment

Subsidiary Ampla Energia went through the 3rd tariff revision cycle, on March 15, 2014, as provided for in the concession arrangement. ANEEL defined the electricity charges only on April 7, 2014, retroactive to the date referred to above, by means of Technical Note No. 112/2014-SRE/ANEEL. This definition leads to an average tariff effect for loyal consumers of the distributor of 2.64%, comprising: (i) tariff repositioning of -3.49%; (ii) addition of financial components for 2014-2015 of 4.52%; and (iii) subtraction of financial components for 2013-2014, corresponding to -1.61%. These changes in electricity charges together result in an average effect of 2.64% [-3.49% + 4.52% - (-1.61%)].

With relation to tariff repositioning, the net effect of -3.49% particularly arises from positive effects from the definition of the new Regulatory Remuneration Base (“BRR”) for the 3rd cycle, which considers all new investments made by the subsidiary, and definition of the “Quota de Reintegração” (the distributor’s asset base multiplied by the depreciation rate) by means of an average depreciation rate of 4.10%, and negative effects from the reduction of WACC net of taxes from 9.95% to 7.50%, among other effects. These definitions are effective for the next 5 years (2014-2019).

By virtue of the definition of the new BRR, management recalculated and adjusted the financial assets remaining at the end of the concession. See Notes 17 and 19 for further details.

5.	Amendments to Brazilian legislation and regulatory matters

Since the last quarter of 2012, there has been an increase in energy purchase costs in the short-term market, as well as in energy produced by thermal generators, due to various factors, such as: hydrologic conditions, offer reduction arising from some plants that did not renew their concessions under Law No. 12,783/13, increased cost of thermal energy due to the level of output currently used by plants and delayed entering into operation of some generating ventures.

Law No. 12,783/13, among other provisions, set forth the use of funds from the Energy Development Account (CDE), which includes neutralization of short-term market exposure (SPOT) and coverage of additional cost of output of thermal plants added for energy security purposes. It also created new possibilities of sources of funds to CDE, such as bank credit transactions.

Additionally, on April 2, 2014, Decree No. 8,221/14 was published, which created “CONTA-ACR” and regulated legislation provisions, including Law No. 12,783/13, on the possibility that the Electric Energy Sale Chamber (CCEE) may take out loans from banks in order to make payments to distributors for increased energy costs to which they were exposed due to the factors described above. Subsequently, on April 16, 2014, ANEEL issued Resolution No. 612/14 detailing CONTA-ACR.

On April 25, 2014, the Regulated Contracting Environment (ACR) Financing Agreement was executed by CCEE with various financial institutions, limited to R$ 11.2 billion, which were transferred to distributors that incurred the additional costs referred to above for the period from February to April 2014. CCEE will settle this financing upon receipt of CDE shares to be established in the future by ANEEL for each agent of the electricity industry. For these agents, there is no association of these future shares with the amounts received to cover energy costs by means of financing. The subsidiaries did not provide any direct guarantee for this agreement.

On August 15, 2014, a new ACR Financing Agreement was executed by CCEE with various financial institutions, amounting to R$ 6 billion, which are being transferred to distributors that incurred the additional costs referred to above from May onwards, limited to balance extinction. The conditions are the same as those of the prior agreement.

5.	Amendments to Brazilian legislation and regulatory matters (Continued)

The recognition of funds covered by these CDE transfers in profit or loss of subsidiaries Ampla Energia and COELCE is matched against “Energy purchased for resale” and is on an accrual basis (when costs are incurred), amounting to R$ 1,214,376 at December 31, 2014, comprising: (i) R$ 81,848 related to January 2014, received directly from CDE on March 11, 2014 and (ii) R$ 1,132,528 related to the period from February to October 2014, received by means of CONTA-ACR in this year. Considering that no other agreement was executed by CCEE, the amounts for the period from November to December 2014 were recorded in receivables from Portion A and other financial items and will be refunded in the electricity charge from the next tariff revision cycle, pursuant to the new regulatory regime approved by ANEEL in December 2014. See also Note 1 a).

6.	Cash and cash equivalents

	12/31/2014	12/31/2013

Cash and checking accounts	104,758	16,976
Short-term investments	759,313	1,079,874

Total cash and cash equivalents	864,071	1,096,850

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

At December 31, 2014 and 2013, financial instruments classified as short-term investment are as follows:

	12/31/2014	12/31/2013

Direct investments
Bank Deposit Certificate - CDB	221,522	92,252
Repurchase agreements	49,367	56,723

Total direct investments	270,889	148,975

Exclusive funds
Bank Deposit Certificate - CDB	163,524	432,843
Repurchase agreements	324,900	498,056

Total exclusive funds	488,424	930,899

Total short-term investments	759,313	1,079,874

Short-term investments may be redeemed at any time, with possibility of immediate conversion into a known cash amount with an insignificant risk of change in value. Given the nature and characteristics of short-term investments, they are recognized at fair value against profit and loss.

7.	Marketable securities

At December 31, 2014 and 2013, financial instruments classified as marketable securities are as follows:

	12/31/2014	12/31/2013

Investment funds	25,379	22,827

Total investment funds	25,379	22,827

Exclusive funds
Public securities	204,729	550,490
Investment fund quotas	-	134,178
Other	-	26,436

Total exclusive investment funds	204,729	711,104

Argentine Republic Bonds	205	1,747

Total marketable securities	230,313	735,678

Through the exclusive funds, the Company and its subsidiaries invest their excess cash in post-fixed and pre-fixed government bonds, in addition to other traditional fixed-income securities with low credit risk and high liquidity.

8.	Consumers, concessionaires and permittees, net

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance

		Overdue until	Overdue for more than	Total
	Maturing	90 days	90 days	12/31/2014	12/31/2013

Current
Consumer class
Residential	194,081	148,679	42,662	385,422	351,411
Industrial	43,755	10,171	22,856	76,782	76,119
Commercial	78,662	34,360	25,812	138,834	138,136
Rural	32,816	14,744	10,195	57,755	45,542
Government	65,327	38,411	15,644	119,382	103,704
Public lighting	4,919	3,200	262	8,381	4,902
Public service	13,148	1,729	307	15,184	13,028
Resale	6,471	533	473	7,477	5,461

Subtotal	439,179	251,827	118,211	809,217	738,303

Unbilled revenue (d)	305,039	-	-	305,039	271,853
Free consumers	55,394	-	5,477	60,871	53,978
Low income consumers (g)	-	47,904	-	47,904	67,929
Electric Energy Trade Chamber – CCEE	20,563	32,748	4,136	57,447	46,605
Installment payment of debts (c)	12,447	-	-	12,447	15,764
Energy auction -CCEAR	15,085	-	1,900	16,985	11,838
Emergency charges	-	-	2,457	2,457	2,487
Companhia Energética de Goiás - CELG	206	-	-	206	174
Receivables from clients questioned in court (b)	-	-	65,980	65,980	64,948
Furnas Centrais Elétricas S.A. (e)	1,553	-	2,685	4,238	4,128
Tractebel Energia S.A. (e)	1,018	-	-	1,018	872
Other	23,279	5,184	1,482	29,945	20,825

Subtotal	873,763	337,663	202,328	1,413,754	1,299,704

Allowance for doubtful accounts (a)	-	-	(193,491)	(193,491)	(199,317)

Total current assets	873,763	337,663	8,837	1,220,263	1,100,387

Non-current assets

Furnas Centrais Elétricas S.A. (e)	-	-	125,612	125,612	125,612
Tractebel Energia S.A. (e)	-	-	70,772	70,772	70,772
Sale within Electric Energy Trade Chamber – CCEE	-	-	15,289	15,289	15,289
Installment payment of debts (c)	83,259	-	-	83,259	80,762
Receivables with third parties (f)	-	-	119,697	119,697	119,826

Subtotal	83,259	-	331,370	414,629	412,261

	-	-	-	-
Allowance for doubtful accounts (a)	(536)	-	(266,020)	(266,556)	(265,182)

Total non-current assets	82,723	-	65,350	148,073	147,079

8.	Consumers, concessionaires and permittees, net (Continued)

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance (Continued)

Changes in allowance for doubtful accounts are as follows:

Balance at December 31, 2012	(446,849)

(Additions)	(96,252)
Write-offs	78,602

Balance at December 31, 2013	(464,499)

(Additions)	(56,812)
Write-offs	61,264

Balance at December 31, 2014	(460,047)

Current	(193,491)
Non-current	(266,556)

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

b)	Receivables from clients questioned in court

The amount of R$ 65,980 at December 31, 2014 (R$ 64,948 in 2013) related to receivables from clients questioned in court. This amount includes R$ 28,561 at December 31, 2014 (R$ 27,590 in 2013) regarding receivables from various consumers who question the legality and claim refund of amounts arising from electric energy rate increases that took place during effectiveness of the “Cruzado” Economic Plan.

These consumers were granted the right to offset the claimed credits against electricity bills, by means of lawsuits, but the merits of the case are not considered unappealable. The Group records an allowance for doubtful accounts of R$ 54,751 at December 31, 2014 (R$ 53,858 in 2013), deemed sufficient to cover any losses in connection with such lawsuits.

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

8.	Consumers, concessionaires and permittees, net (Continued)

d)	Unbilled revenue

The Unbilled revenue corresponds to the income from electricity supply, delivered but not billed to consumer, computed on an estimated basis, referring to the monthly measurement period and until the last day of the month. At December 31, 2014 the Group has recorded in Accounts receivable a total balance of unbilled revenue of R$ 305,039 (R$ 271,853 in 2013).

e)	Furnas Centrais Elétricas S.A. (“Furnas”) and Tractebel Energia S.A. (“Tractebel”)

At December 31, 2014, the subsidiary CIEN records accounts receivable from Furnas and Tractebel, respectively in the amounts of R$ 129,850 and R$ 71,790 (R$ 129,740 and R$ 71,644, respectively, in 2013) corresponding to the billing of firm capacity and associated energy charges, which were not paid in previous years. Based on the best estimate of receiving the amounts involved, the Group records an allowance for doubtful accounts in the total amount of R$ 196,384 at December 31, 2014 and 2013.The remaining accounts receivable balance from Furnas and Tractebel recorded in the current asset in the total amount of R$ 5,256 at December 31, 2014 (R$ 5,000 in 2013), refers to billing arising from Subsidiary’s new activity, when treated as a transmission company.

f)	Accounts receivable from related parties

Terms and conditions involving related parties are presented in Note 28.

g)	Low income consumers

Based on ANEEL Rulings No. 407/2010 and No. 414/2010, Centrais Elétricas Brasileiras S.A. - Eletrobras will transfer to distribution companies the subsidy amount on a monthly basis, to adjust the discounts granted to low income consumers classified under the criteria of the former Rulings No. 246/2002 and 485/2004, arising from the Energy Development Account (CDE).

Considering the criteria set out by the mentioned rulings and the schedule for registration of clients entitled to the benefit, the consolidated balance receivable at December 31, 2014 totals R$ 47,904 (R$ 67,929 in 2013).

This subsidy is calculated on a monthly basis by the distribution company and submitted to ANEEL for approval and validation through Decision, after which the transfer occurs.

9.	CDE Subventions - tariff discount

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

In April 2014, Approval Resolutions Nº1703/2014 and Nº1711/2014 were enacted to approve monthly value of R$ 24,965 to be passed on by Eletrobras for the period spanning March 2014 to February 2015, R$ 2,860 of which corresponds to the adjustment regarding the budget to actual difference for the period February 2013 to March 2014, whilst the R$ 22,105 corresponds to the budget for the period April 2014 to March 2015 regarding subsidiary COELCE and the budget for the period March 2014 to February 2015 regarding subsidiary Ampla Energia.

At December 31, 2014 the Group recorded R$ 181,646 (R$ 20,385 in 2013), comprised of: (i) R$ 154,735 regarding the budget for June to December 2014; (ii) R$ 26,833 regarding the record of ten (10) installments of the adjustment for February 2013 to March 2014; and (iii) R$ 78 corresponds to the estimated adjustment of the difference between budget and the values approved by Resolutions Nº1703/2014 and Nº 1711/2014 in 2014.

10.	Taxes recoverable

	12/31/2014	12/31/2013

Income and social contribution tax recoverable (a)	91,516	80,780
Value-Added Tax - ICMS (“ICMS”) (b)	184,807	172,600
Social Integration Program - PIS (“PIS”) and social investment program - COFINS (“COFINS”) ( c )	73,303	216,490
Employer’s contribution to INSS	18,645	-
Other taxes	9,047	9,964

	377,318	479,834

Current	229,140	322,072
Non-current	148,178	157,762

a)	The income tax recoverable balance refers to withholding income tax (IRRF) on short-term investments, government agency retentions (Law No. 9,430/96) and prepaid income tax balance.

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

c)

The amounts classified under PIS and COFINS recoverable from subsidiary Ampla Energia in the total amount of R$ 31,845 (R$ 162,835 in 2013) refer to PIS and COFINS computed on the previous sixth-month billings, supported by a court decision in rem judicatam, whereby Decree-Laws Nos. 2,445/88 and 2,449/88 were declared unconstitutional and the right to refund corresponding to the difference between the amounts paid grounded on said Decrees and those due in accordance with Supplementary Law No. 7/70 was recognized.

Additionally, Ampla Energia has PIS and COFINS withholdings from government agencies. PIS and COFINS amounts recoverable refer to subsidiary CIEN, totaling R$ 29,631 at December 31, 2014 (R$ 26,444 in 2013), and they are related particularly to PIS and COFINS overpayments made in previous years in relation to the amounts effectively due in the ordinary course of its operations. As a consequence, CIEN filed a claim for offsetting taxes overpaid and currently awaits approval thereof by the Brazilian IRS in order to set these amounts off.

The other amounts of PIS and COFINS recoverable refer to the subsidiaries COELCE, CGTF, CDSA and Prátil, respectively of R$ 2,452, R$ 3,656, R$ 5,191 and R$ 528.

11.	Guarantee deposits

		12/31/2014		12/31/2013
Institution	Type of investment	Current	Non-current	Current	Non-current

Itaú-Unibanco	Investment fund	57,922	-	52,619	-
Bradesco	CDB	-	81	-	436
Itaú	CDB	-	659	-	602
Banco do Brasil	CDB	-	-	-	9,729
BNB	CDB	-	17,458	-	20,302
Banco do Brasil	US Treasury Security	-	5,912	-	4,582
Banco Itaú BBA	Time Deposit	-	-	-	28,383
Caixa Econômica Federal	Guarantee	320	-	320	-
Other		-	20	-	20

Total		58,242	24,130	52,939	64,054

At December 31, 2014 the balances of guarantees deposits recorded in subsidiaries Ampla Energia and COELCE, of R$ 27,854 and R$ 54,518 (R$ 27,628 and R$ 60,730, respectively, in 2013) are basically related to the investment of amounts linked to electric energy purchase agreements, contractual retentions from service providers and financing agreement collateral.

Additionally, subsidiary CGTF, as determined by the loan and financing agreement with the International Finance Corporation (see Note 21), during the term thereof, undertook to maintain a portion of its cash to amortize the debt in six-month periods. This was associated with time deposit in Banco Itaú BBA, which was indexed to U.S. dollar. Since the financing was voluntarily prepaid on December 15, 2014, the subsidiary does not need to maintain this guarantee (R$ 28,383 in 2013).

Guarantee deposits are invested in fixed-income investment funds, CDBs and other low-risk financial instruments. They include guarantees required in loan and financing agreements, retained amounts of suppliers and electric energy acquisition agreements.

12.	Escrow deposits

	12/31/2014	12/31/2013

Labor	169,315	164,169
Civil	54,511	53,551
Tax	37,894	114,536

Total	261,720	332,256

See Note 29 for further discussion of related provisions.

13.	Account receivables from Portion A and other financial items

As mentioned in Note 1.a and 1.b, as a consequence of Public Hearing No. 061/2014, on December 10, 2014, the addenda to the concession contracts for Ampla and Coelce distributors were approved, whereby in the event that the concession ceases to exist, in addition to compensation amounts stemming from investments not amortized or depreciated in the course of the concession, the remaining balances of Tranche-A items of the tariff and other financial components that have not been recovered or returned through the tariff cycle(s) will also be subject to compensation or return by the Granting Power.

Thus, the amendments to concession and permission contracts represented a new element that eliminates - as from the execution of these contracts by distributors - uncertainties, if any, as to the likelihood of realization of the asset or enforcement of the liability represented by these items originated from tariff discussions between the distributors and the regulator, and which until then were deemed to be regulatory assets and liabilities of which were not guaranteed of recovery or settlement.

Thus, since the amendments and addenda to the concession and permission contracts have come into effect, such assets and liabilities have been recorded in the financial statements of the electric power distributors and classified as financial in nature.

Since this is a new event, the subsidiaries recognized the balances of CVA and other financial components prospectively, from execution of the respective contractual amendments. The amounts receivable were recorded in asset accounts, matched against P&L for this year, under revenue from sales of goods and services.

	12/31/2014
	Current	Non-current

Tariff deferrals (CVAs) (a)	186,563	63,755

Energy purchase	244,429	82,246
System Service Charge (ESS)	(98,086)	(31,158)
Use of electric grid	42,061	13,560
Other	(1,841)	(893)

Other receivables from Portion A and other financial items	300,770	171,110

Overcontracted energy (b)	293,322	74,929
Restoration of State VAT (ICMS) (c)	30,710	91,210
Eletronuclear Differential (d)	14,903	4,826
Postponement of tariff revision (e)	(28,327)	1,589
Other liabilities	(9,838)	(1,444)

Total other receivables from Portion A and other financial items	487,333	234,865

13.	Account receivables from Portion A and other financial items (Continued)

a)	Electricity charges not manageable to be offset of Portion A - CVA

Interministerial Administrative Ruling of State Ministers of Finance and Mines and Energy No. 25, of January 24, 2002, established the Memorandum Account for Changes in Item Values of “Portion A” - CVA, in order to record changes in costs, either negative or positive, for the period between annual tariff adjustments, related to items provided for in electric energy distribution concession arrangements.

These changes are calculated by means of the difference between expenses effectively incurred and expenses estimated in establishing the electricity charge in annual tariff adjustments. The amounts considered in CVA are monetarily restated based on the SELIC rate.

b)	Overcontracted energy (exceeding energy or involuntary exposure)

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL.

Decree N° 5,163, of July 30, 2004, article 38, amended by Decree Nº 7,945, of March 7, 2013, establishes that, when passing on electric energy acquisition costs at end consumers’ electricity charges, ANEEL shall consider up to 105% of the total amount of the contracted electric energy in relation to the annual supply load of the distribution concessionaire. Such passthrough was regulated by ANEEL Resolution N° 255, of March 6, 2007.

With regard to the involuntary exposure to the short-term market, the penalties arising from noncompliance with total electric energy market shall not be applicable, thus ensuring full pass-through of costs to end consumers’ electricity charges.

c)	Restoration of State VAT (ICMS)

When adjusting charges, ANEEL authorized the non-offset historical cost to be passed on to the charge, which, as restated by the General Market Price Index (IGP-M) amount to R$ 156,693 regarding reference periods between May 2003 and February 2014, corresponding to the change to classification criteria of Low Income Household Subclass and to the increase in the tax rate in certain energy purchase agreements. Subsidiary COELCE has already amortized R$ 34,773 in connection with the present charge adjustment process.

d)	Eletronuclear Differential

This consists of the difference between the present charge and the referential charge between Furnas and Eletronuclear, pursuant to Law Nº 12,111, of December 9, 2009. The difference was shared between the concessionaires which acquired CCEAR 2005 – 1st Auction, the value of which has being monthly passed on by the distribution concessionaires to Eletronuclear between 2013 and 2015, according to the amounts ratified by REH 1406/2012. At December 31, 2014 the Group’s accounts receivable arise from recognized payables in 2015, pursuant to ANEEL Approval Resolution Nº 1585, of August 13, 2013 and which will be reflected in the upcoming adjustments to charge.

13.	Account receivables from Portion A and other financial items (Continued)

e)	Postponement of tariff revision

In accordance with Decision Nº 4991, of December 29, 2011 the companies which underwent a tariff revision in 2011 and that, due to Comment Letter Nº 40, the amounts were not ratified by ANEEL, had to accounted for, on the best estimate, the impact of such tariff revision for 2011 and for January, February and March 2012.

Technical Note Nº 111/2013-SRE/ANEEL established that the annual value of the revenue difference in question was duly determined, by energy charge level, and monthly restated by the IGPM change up to April 2012, amount to a negative total of R$ 245,768 (values as of April/2012). Also, as referred to in Technical Note, this value was restated up to April 2013 on a temporary basis, in accordance with the compensation guidelines contained in Technical Note N° 185/2012 - SRE/ANEEL.

Through Standard-setting Resolution Nº 552, of May 21, 2013, ANEEL determined that such financial component shall be restated by applying the Central Bank Benchmark Rate (SELIC). Accordingly, the charge adjustment for 2014 included in the subsidiary COELCE charges the negative financial component regarding to total liabilities restated by SELIC, net of the amount already considered in the 2013 adjustment.

14.	Deferred taxes

Enel Group records deferred tax credits and assets and liabilities on temporary differences, as follows:

	Ampla Energia		CDSA		CGTF		CIEN (Consolidated)		COELCE		Consolidated

	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Assets
Provision for tax, civil and labor risks	156,072	140,122	-	-	607	615	6,068	7,392	32,245	31,120	194,992	179,249
Allowance for doubtful accounts	56,867	59,830	-	-	-	-	67,396	66,771	38,678	37,388	162,941	163,989
Provision for inventory obsolescence	249	385	-	-	-	-	-	-	1,039	2,803	1,288	3,188
Derecognition of regulatory asset	-	46,620	-	-	-	-	-	-	-	-	-	46,620
Post-employment benefit obligations	143,439	125,497	-	-	-	-	-	-	49,128	45,393	192,567	170,890
Provision for ARCE fine	-	-	-	-	-	-	-	-	34,992	24,452	34,992	24,452
Interest on construction in progress	-	-	9,633	9,633	-	-	-	-	-	-	9,633	9,633
Reversal of exchange variation on property, plant and equipment	-	-	-	-	-	-	54,858	58,337	-	-	54,858	58,337
Swap operations	7,055	-	-	-	-	4,228	-	-	-	-	7,055	4,228
Unrealized exchange variation	-	-	-	-	-	3,812	-	-	-	-	-	3,812
Provision for third-party service	-	-	-	-	958	1,247	-	-	-	-	958	1,247
Other	1,883	8,417	-	-	-	858	49,208	59,303	6,179	4,613	57,270	73,191

Total	365,565	380,871	9,633	9,633	1,565	10,760	177,530	191,803	162,261	145,769	716,554	738,836

Liabilities
Special (CME) and supplementary (CMC) monetary restatement	-	-	-	-	-	-	-	-	(1,832)	(2,359)	(1,832)	(2,359)
Derecognition of regulatory liability	-	-	-	-	-	-	-	-	-	(46,980)	-	(46,980)
Indemnification assets (concession)	(113,019)	(181,387)	-	-	-	-	-	-	(40,394)	(74,590)	(153,413)	(255,977)
Unrealised foreign exchange variation	-	-	-	-	-	-	(38,443)	(24,915)	-	-	(38,443)	(24,915)
Deferred tax liability – swap	(10,672)	(7,734)	-	-	-	(562)	-	-	(4,304)	(3,145)	(14,976)	(11,441)
Deemed cost	-	-	(82,710)	(82,710)	-	-	-	-	-	-	(82,710)	(82,710)

Total	(123,691)	(189,121)	(82,710)	(82,710)	-	(562)	-	(24,915)	(46,530)	(127,074)	(291,374)	(424,382)

	Ampla Energia		CDSA		CGTF		CIEN (Consolidated)		COELCE		Consolidated

	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Deferred taxes
Deferred assets	241,874	191,750	-	-	1,565	10,198	139,087	166,888	115,731	18,695	498,257	387,531
Deferred liabilities	-	-	(73,077)	(73,077)	-	-	-	-	-	-	(73,077)	(73,077)

14.	Deferred taxes (Continued)

Changes in the deferred tax balances are shown below:

	Assets	Liabilities

Balances at December 31, 2012	716,032	398,912

Addition - profit or loss for the year - IR/CSLL	442,461	161,179
(Reduction) - profit or loss for the year	(395,191)	(146,765)
Additions - comprehensive income	(22,779)	11,056
Effects of changes in foreign exchange rates	(1,687)	-

Balances at December 31, 2013	738,836	424,382

Addition - profit or loss for the year - IR/CSLL	636,704	397,961
(Reduction) - profit or loss for the year	(659,965)	(512,706)
Additions - comprehensive income	4,417	(18,263)
Effects of changes in foreign exchange rates	(3,438)	-

Balances at December 31, 2014	716,554	291,374

Technical feasibility studies indicate the recovery of deferred income and social contribution tax assets in accordance to the parameters defined by the standard IAS 12 - Income Taxes (“IAS 12”), which correspond to Management’s best estimate regarding the recovery of such assets. Management’s expectancy of recovery of the deferred tax assets is shown below:

	Amount to be realized
Year of realization	12/31/2014	12/31/2013

2014	-	73,890
2015	231,999	90,581
2016	46,698	56,637
2017	35,132	57,066
2018 to 2020	144,531	171,274
2021 to 2023	258,194	289,388

Total	716,554	738,836

14.	Deferred taxes (Continued)

Since the income and social contribution taxable base originates not only from income that could be generated but also from the existence of non-taxable revenue, non- deductible expenses, tax incentives and other variables, there is no direct correlation between net income and the income and social contribution tax income or expenses. As such, expected use of tax credits should not be the only indication of the Enel Group’s future income.

As from 2001, with establishment of the Tax Recovery Program (REFIS), the subsidiary CDSA now determines income and social contribution taxes whereby taxable profit is computed as a percentage of gross revenue (“presumed profits method”), according to liberality provided by Law No. 9,964 of April 10, 2000.

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

15.	Tax credit from merger

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

The accumulated balance will be amortized as follows:

Year	Amortization factor	Year	Amortization factor	Year	Amortization factor

2015	0,03051	2021	0,01792	2027	0,01053
2016	0,02792	2022	0,01640	-	-
2017	0,02555	2023	0,01501	-	-
2018	0,02338	2024	0,01374	-	-
2019	0,02140	2025	0,01257	-	-
2020	0,01958	2026	0,01151	-	-

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

15.	Tax credit from merger (Continued)

As a result of the aforementioned adjustments, in April 2005, a provision on unamortized goodwill was set up against capital reserve, in an amount that does not represent a tax credit for the subsidiary COELCE.

Tax credit from the incorporated goodwill	12/31/2014	12/31/2013

Goodwill on acquisition	775,960	775,960
Goodwill amortization	(585,061)	(559,198)
Provision on goodwill	(429,365)	(429,365)
Reversal of provision on goodwill	303,121	286,052

Tax credit	64,655	73,449

Current	8,049	8,793
Non-current	56,606	64,656
Capital reserve	12/31/2014	12/31/2013

Merged Goodwill	775,960	775,960
(-) Share split and redemption	(125,407)	(125,407)
Provision on goodwill	(429,365)	(429,365)

Balance	221,188	221,188

With the new procedure adopted on April 30, 2005, the goodwill reserve recorded in the COELCE’s equity was decreased by R$ 429,365, with the effect of R$ 242,976.

16.	Other receivables

	12/31/2014	12/31/2013

Disposal of assets and rights	1,583	1,509
Health care plan to retirees	6,492	6,422
Collection covenants	52,527	35,433
Consumers - services rendered	77,048	69,923
Deactivations in progress	50,528	7,375
Expenses to be reimbursed - consumers	3,576	3,496
Expenses to be reimbursed - public lighting	2,795	2,795
Union	5,658	5,658
Services to third parties	13,159	4,475
Services in progress	176,099	145,829
Supplier credits	16,149	5,844
Advances to employees	10,909	6,798
Advances to suppliers	6,111	6,428
Free Energy	2,742	2,775
New business expenses	11,955	10,492
Consortium Tapajós	16,920	-
Inventories	2,794	3,627
Prepaid expenses	9,122	15,246
Other	68,210	30,865
Provision for losses on realization of other credits	(24,132)	(20,851)

Total	510,245	344,139

Current	490,671	342,015
Non-current	19,574	2,124

Changes in the allowance for doubtful accounts are as follows:

Balance at December 31, 2012	(26,763)

Addition	(2,167)
Write off	8,079

Balance at December 31, 2013	(20,851)

Addition	(3,450)
Write off	169

Balance at December 31, 2014	(24,132)

17.	Indemnification assets (concession)

Refers to a portion of investments made and not amortized by the subsidiaries Ampla Energia and COELCE until the end of the respective concessions classified as financial asset since this is an unconditional right to receive cash or other financial asset directly from the granting authority pursuant to IFRIC 12 - Service Concession Arrangements and SIC 19 - Service Concession Arrangements: Disclosures.

New Replacement Value - Law No. 12,783/13

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

The change in balances related to indemnification assets (concession) is as follows:

Balance at December 31, 2012	1,638,619

Transfers from intangible assets	170,312
Mark-to-market - indemnification assets	205,165

Balance at December 31, 2013	2,014,096

Transfers from intangible assets	417,932
Mark-to-market - indemnification assets (a)	(306,060)

Balance at December 31, 2014	2,125,968

(a)

Based on the results determined upon the tariff revision of some electric energy distributors over the 3rd cycle of tariff revisions, Company management found that ANEEL started using new assumptions and concepts to calculate mark-to-market of the BRR.

Considering the prospective nature of such matter, arising from new estimates used by ANEEL to adjust the remuneration base of electric energy distributors, management recalculated the financial asset remaining at the end of the concession, which resulted in the recognition of financial expenses marked-to-market in profit or loss for the year amounting to R$ 406,249.

In addition to such impact, the Company recognized financial income marked-to-market in profit or loss for the year amounting to R$ 100,189, referring to financial assets adjusted by the IGP-M rate, which is the main assumption used by ANEEL to adjust the remuneration base.

The Distribution’s concession of the subsidiaries Ampla Energia and COELCE is not onerous. Accordingly, there are no fixed financial liabilities and payments to be made to the granting authority.

18.	Property, plant and equipment

	12/31/2014			12/31/2013
	Historical cost	Accumulated depreciation	Net value	Net value

In use
Transmission
Land	1,076	-	1,076	1,076
Buildings	85,253	(50,072)	35,181	37,216
Machinery and equipment	1,200,629	(680,530)	520,099	572,506
Vehicles	2,380	(1,519)	861	537
Furniture and fixtures	652	(220)	432	361
Distribution
Machinery and equipment	54,771	(37,043)	17,728	14,853
Furniture and fixtures	24,572	(13,969)	10,603	8,908
Other goods	24,791	(15,420)	9,371	2,602
Generation
Land	2,194	-	2,194	2,194
Reservoirs	243,081	(158,383)	84,698	88,046
Buildings	113,709	(84,318)	29,391	31,875
Machinery and equipment	2,912,898	(1,968,413)	944,485	951,484
Vehicles	1,428	(1,179)	249	219
Furniture and fixtures	11,764	(11,183)	581	1,298

Commercialization
Machinery and equipment	5,372	(4,720)	652	2,196
Furniture and fixtures	7,715	(3,394)	4,321	4,270

Administration
Land	374	-	374	374
Buildings	4,128	(1,733)	2,395	2,572
Machinery and equipment	84,323	(58,098)	26,225	14,484
Vehicles	1,935	(1,781)	154	342
Furniture and fixtures	31,492	(24,438)	7,054	3,610

Total PPE in use	4,814,537	(3,116,413)	1,698,124	1,741,023

In progress
Generation	152,711	-	152,711	132,872
Transmission	74,996	-	74,996	65,794
Distribution	12,010	-	12,010	9,880
Commercialization	5,101	-	5,101	5,484
Administration	26,565	-	26,565	35,199

Total PPE in progress	271,383	-	271,383	249,229

Total property, plant and equipment	5,085,920	(3,116,413)	1,969,507	1,990,252

18.	Property, plant and equipment (Continued)

Changes in property, plant and equipment in the year are as follows:

	In use			In progress
	Cost	Accumulated depreciation	Net balance	Cost	Total

Balances at December 31, 2012	4,666,952	(2,807,626)	1,859,326	147,371	2,006,697

Transfers	40,805	-	40,805	(40,805)	-
Additions	1,356	-	1,356	143,071	144,427
Write-offs	(167)	73	(94)	(408)	(502)
Depreciation	-	(156,274)	(156,274)	-	(156,274)
Effects of changes in foreign exchange rates	(9,281)	5,185	(4,096)	-	(4,096)

Balances at December 31, 2013	4,699,665	(2,958,642)	1,741,023	249,229	1,990,252

Transfers	114,710	-	114,710	(114,710)	-
Additions	5,500	-	5,500	139,570	145,070
Reclassifications	5,478	(7,060)	(1,582)	(2,706)	(4,288)
Write-offs	(3,828)	3,803	(25)	-	(25)
Depreciation	-	(158,550)	(158,550)	-	(158,550)
Effects of changes in foreign exchange rates	(6,988)	4,036	(2,952)	-	(2,952)

Balances at December 31, 2014	4,814,537	(3,116,413)	1,698,124	271,383	1,969,507

Property, plant and equipment of Enel Group are comprised by the balances in subsidiaries CGTF, CDSA and CIEN, in accordance with the characteristics of each one of them.

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

18.	Property, plant and equipment (Continued)

CGTF (Continued)

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution Normative nº 474/2012 are as follows:

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

The Enel Group’s management understands that as the subsidiary CDSA is a public service concession operator, at the end of the concession period, non-depreciated assets will be indemnified for the minimum amount at the net book value, by the concession provider, should it not be renewed. Pursuant to articles 63 and 64 of Decree No. 41,019, of February 26, 1957, assets and facilities used for electric energy production, transmission and distribution, including sale, are tied to these services, and may not be disassembled, sold or assigned without prior express authorization from the regulating authorities.

18.	Property, plant and equipment (Continued)

CDSA (Continued)

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

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution Normative nº 474/2012 are shown below:

Annual depreciation rate (%)
Generation
Boiler	4.00%
Chimney	4.00%
Thermal cycle equipment	4.55%
Equipment support structure	3.13%
Generator	3.33%
Panel and control desk	3.57%
Reservoir, dam and pipeline	2.00%
Unit substation	3.57%
Power transformer	2.86%
Auxiliary transformer	3.33%
Turbo-generator	4.00%

Administration
General equipment	6.25%
General computer equipment	16.67%
Vehicles	14.29%

18.	Property, plant and equipment (Continued)

CIEN

Property and equipment items are stated at acquisition or construction cost, less accumulated depreciation, calculated at the rates defined by ANEEL.

Pursuant to articles 63 and 64 of Decree Nº 41,019, of February 26, 1957, the assets and installations used in production, transmission, distribution, including sale, are linked to these services, and cannot be separated, sold or assigned without the previous and express authorization by the Regulator.

The main annual depreciation rates by macro activity, pursuant to ANEEL Resolution Normative nº 474/2012 are shown below:

Annual depreciation rate (%)
Transmission
Capacitor bank	5.00%
Barring	2.50%
Switch	3.33%
Conductor	2.70%
Circuit breaker	3.03%
Frequency changer	6.67%
Structure (Pole, tower)	2.70%
Panel, Control desk and Cubicle	3.57%
Reactor (Resistor)	2.78%
Power transformer	2.86%
Auxiliary transformer	3.33%

Administration
General equipment	6.25%
Vehicles	14.29%

19.	Intangible assets

Intangible assets are broken down by nature as follows:

	12/31/2014					12/31/2013
	Useful life years	Cost	Accumulated amortization	Special obligations	Net value	Net value

In operation	5%
Concession right-of-use		8,193,952	(3,642,442)	(866,560)	3,684,950	3,483,337
Software		301,518	(183,676)	-	117,842	61,856
Concession right from acquisition		435,755	(235,477)	-	200,278	222,900
Goodwill		2,104	-	-	2,104	2,104
Trademarks and patents		-	-	-	-	137
		-	-	-	-
In progress
Concession right-of-use		683,760	-	(245,471)	438,289	776,922
Software		44,946	-	-	44,946	66,183
Other		1,597	-	-	1,597	4,352

Total		9,663,632	(4,061,595)	(1,112,031)	4,490,006	4,606,872

Intangible assets in progress refer substantially to expansion works in the electricity distribution system recognized to the extent that the Company is entitled to charge for services provided to utilities consumers.

Changes in intangible assets are shown below:

	In operation				In progress
	Cost	Accumulated amortization	Special obligations	Net value	Cost	Special obligations	Net value	Total

Balances at December 31, 2012	8,178,824	(3,526,844)	(870,122)	3,781,858	1,052,839	(235,476)	817,363	4,599,221

Additions	-	-	-	-	738,016	(39,318)	698,698	698,698
Write-offs	(267,395)	149,042	-	(118,353)	(849)	-	(849)	(119,202)
Amortization	-	(425,511)	39,124	(386,387)	-	-	-	(386,387)
Reclassification	-	-	-	-	(4,154)	-	(4,154)	(4,154)
Transfers	668,561	-	(4,960)	663,601	(668,561)	4,960	(663,601)	-
Transfers to indemnification assets	(170,312)	-	-	(170,312)	-	-	-	(170,312)
Effects of changes in foreign exchange rates	(559)	486	-	(73)	-	-	-	(73)
(-) Impairment	(21,930)	11,011	-	(10,919)	-	-	-	(10,919)

Balances at December 31, 2013	8,387,189	(3,791,816)	(835,958)	3,759,415	1,117,291	(269,834)	847,457	4,606,872

Additions	-	-	-	-	814,722	(50,156)	764,876	764,566
Write-offs	(232,050)	175,757	-	(56,293)	-	-	-	(56,293)
Amortization	-	(452,963)	43,917	(409,046)	-	-	-	(409,046)
Reclassification	(5,478)	7,060	-	1,582	310	-	-	1,892
Transfers	1,202,020	-	(74,519)	1,127,501	(1,202,020)	74,519	(1,127,501)	-
Transfers to indemnification assets	(417,932)	-	-	(417,932)	-	-	-	(417,932)
Effects of changes in foreign exchange rates	(420)	367	-	(53)	-	-	-	(53)

Balances at December 31, 2014	8,933,329	(4,061,595)	(866,560)	4,005,174	730,303	(245,471)	484,832	4,490,006

19.	Intangible assets (Continued)

ANEEL is responsible for establishing the estimated economic useful life of each distribution-related infrastructure asset, in order to determine the tariff and calculate the indemnity of reversible assets upon termination of the concession period. This estimate is periodically reviewed and accepted by the market as a reasonable and adequate estimate for accounting and regulatory purposes, representing the best estimate of useful life of assets.

Enel Group’s management understands that amortization of intangible assets must observe the estimated useful life of each asset of the distribution infrastructure, as defined by ANEEL for purposes of pricing and compensating reversible assets. In connection with the use of such amortization criterion, total intangible assets will be amortized on a straight-line basis and limited to the remaining time of the concession contract entered into by the Company. Such intangible assets are valued at the acquisition cost, net of accumulated amortization and impairment losses, where applicable.

The net book value of each asset exceeding the deadline of the concession is allocated as Financial Asset pursuant to Law Nº 12,783. See also Note 17.

Special obligations linked to the concession of public electric energy services

Obligations linked to the concession of public electric energy services represent amounts from the Federal Government, States, municipalities and consumers, as well as donations not conditional upon any return in favor of the donor and subsidies intended for investments in the distribution activity. According to Circular Letter No. 1,314/2007-SFF/ANEEL, of June 27, 2007, which determines that this registration begins only after the Company’s second tariff review, the amortization started to be recorded in April 2009, based on an average rate.

The obligations linked to concessions, undergoes amortization as from the second tariff review cycle, at the same amortization rates as infrastructure assets of each distribution company, and the average rates of 4.10% p.a. and 3.98% p.a. are adopted for subsidiaries Ampla Energia and COELCE, respectively.

At the end of the concession period, the net replacement value of obligations linked to the concession of public electric energy services will be deducted from the indemnification asset.

20.	Trade accounts payable and notes payable

a)	Trade accounts payable

	12/31/2014	12/31/2013

Energy supply and transportation
Energy purchase	760,160	406,302
Companhia de Gás do Ceará – CEGÁS	27,612	24,172
Diferencial Eletronuclear	21,373	39,458
Charge for network use	26,325	20,314
Generation - Free energy	17,942	5,602
Related parties (a)	125,414	136,578
Other	5,051	39,853
Materials and services	316,942	321,628

Total	1,300,819	993,907

Current	1,174,456	847,571
Non-current	126,363	146,336

(a)	Terms and conditions involving related parties are presented in Note 28.

b)	Notes payable

	12/31/2014	12/31/2013

Credit Assignment	84,000	-

	84,000	-

On December 22, 2014, subsidiary CGTF and Banco Itaú BBA S.A. (“Banco Itaú”) entered into a credit assignment agreement without right of recourse for a maximum R$ 85,000, transferring to Banco Itaú the partial right to credit due in connection with the electric energy supply service provided to Coelce regarding to the invoices for November and December 2014 . In order to advance receivables from Coelce, subsidiary CGTF used R$ 84,000 available in the credit assignment agreement entered into, which will be settled on the due date of each invoice.

21.	Loans and financing

Loans and financing in local and foreign currencies are as follows:

	Debt charges		Principal

	Current		Current		Non-current

	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Foreign currency:
Federal Government - Capitalization bonus (a)	-	3	-	163	-	-
Federal Government - Discount bonus (a)	9	8	-	-	3,031	2,673
Federal Government - Participant bonus (a)	56	49	-	-	4,344	3,831
IFC - A	-	185	-	12,570	-	43,589
IFC - B	-	(29)	-	19,745	-	21,157
IFC - C	-	82	-	-	-	16,399

Total foreign currency:	65	298	-	32,478	7,375	87,649

Local currency:
Eletrobras (b)	16	13	10,212	11,177	52,006	68,315
Federal Government - Law No. 8,727 (Caixa Econômica Federal)	-	1	-	76	-	-
Federal Government - Law No. 8,727 (Eletrobras)	-	25	-	3,092	-	-
Banco do Brasil (BB Fat Fomentar)	-	2	-	936	-	-
Banco do Nordeste - Proinfa (c)	304	412	21,237	61,315	69,022	90,259
BNDES Finem 2007 (Syndicate loan)	-	171	-	49,106	-	-
BNDES FINAME 2012-2013 (d)	46	46	4,121	2,061	30,909	35,031
BNDES FINEM 2012-2013 A (d)	238	244	12,960	6,480	58,318	71,278
BNDES FINEM 2012-2013 B (d)	268	273	12,960	6,480	58,319	71,278
Itaú CCB (e)	5,070	-	-	-	150,000	-
BNDES PEC	-	3	-	1,884	-	-
BNDES (Finame) (f)	2	-	236	-	1,063	-
BNDES (Finame Seccionamento) (g)	39	-	2,115	-	9,516	-
BNDES (Capex 2011) (h)	245	265	10,139	10,139	55,765	65,904
BNDES (Capex 2011) (h)	230	278	19,305	19,305	48,263	67,568
BNDES (Capex 2011) (h)	258	311	19,305	19,305	48,263	67,568
BNDES (Capex 2012-2013) (i)	92	91	8,297	4,149	61,539	69,836
BNDES (Capex 2012-2013) (i)	431	440	23,412	11,706	105,356	128,768
BNDES (Capex 2012-2013) (i)	484	495	23,412	11,706	105,356	128,768
Eletrobras (j)	2	3	2,941	2,940	10,923	13,865
Eletrobras (k)	2	2	2,655	2,650	7,268	9,917
Banco do Brasil (BB Agropecuário) (l)	4,692	-	-	-	300,000	-
Banco do Brasil S.A (l)	1,384	-	-	-	100,000	-
Banco do Brasil S.A (l)	320	1,142	-	-	30,000	100,000
Banco do Brasil S.A (l)	-	251	-	-	-	30,000

Total local currency	14,123	4,468	173,307	224,507	1,301,886	1,018,355

Transaction costs	-	-	-	(193)	-	-
Total local currency, net of transaction costs	14,123	4,468	173,307	224,314	1,301,886	1,018,355

Total with no effect of swap transactions	14,188	4,766	173,307	256,792	1,309,261	1,106,004

Swap transaction gain/losses	-	93	-	-	-	7,452

Total loans and financing	14,188	4,859	173,307	256,792	1,309,261	1,113,456

21.	Loans and financing (Continued)

Banks	Start date	Maturity	Type of amortization	Guarantees	Financial charges

Foreign Currency:
Federal Government - Discount bonus (a)	08/15/1997	04/11/2024	At the end	Receivables and secured account	USD + Libor + 1.0125% p.a.
Federal Government - Participant bonus (a)	08/15/1997	04/11/2024	At the end	Receivables and secured account	USD + 6,2% p.a.
IFC - A (b)	02/22/2005	12/15/2017	Semiannual	Secured account and fixed assets	USD + 7.89% p.a.
IFC - B (b)	02/22/2005	12/15/2015	Semiannual	Secured account and Fixed assets	USD + Libor + 2,25% p.a.
IFC - C (b)	04/11/2006	12/15/2019	Semiannual	Secured account and Fixed assets	USD + 11.96% p.a.

National Currency
Eletrobras (b)	03/3/2000	09/30/2023	Monthly	Receivables and promissory note	6.95% p.a.
Banco do Nordeste - FNE (c)	12/29/2004	03/15/2019	Monthly	Guarantee and secured account	10% p.a.
BNDES FINAME 2012-2013 (d)	08/28/2013	06/15/2023	Monthly	Receivables and secured account	3.00% p.a.
BNDES FINEM 2012-2013 A (d)	08/28/2013	06/15/2020	Monthly	Receivables and secured account	TJLP + 2.8% p.a.
BNDES FINEM 2012-2013 B (d)	08/28/2013	06/15/2020	Monthly	Receivables and secured account	TJLP + 3.8% p.a.
Itaú CCB (e)	03/20/2014	03/20/2019	Monthly	-	112%CDI
BNDES (Finame) (f)	03/24/2014	06/15/2020	Monthly	Receivables	3,5%
BNDES (Finame seccionamento) (g)	03/24/2014	06/15/2020	Monthly	Receivables	TJLP + 2,8%
BNDES (Capex 2011) (h)	08/15/2011	06/15/2021	Monthly	Receivables	0,087
BNDES (Capex 2011) (h)	08/15/2011	06/15/2018	Monthly	Receivables	TJLP + 2,96%
BNDES (Capex 2011) (h)	08/15/2011	06/15/2018	Monthly	Receivables	TJLP + 3,96%
BNDES (Capex 2012-2013) (i)	08/16/2013	05/15/2023	Monthly	Receivables	3,0%
BNDES (Capex 2012-2013) (i)	08/16/2013	06/15/2020	Monthly	Receivables	TJLP + 2,80%
BNDES (Capex 2012-2013) (i)	08/16/2013	06/15/2020	Monthly	Receivables	TJLP + 3,80%
Eletrobras (j)	11/23/2006	06/30/2021	Monthly	Receivables and promissory note	6,0%
Eletrobras (k)	09/20/2011	09/30/2018	Monthly	Receivables and promissory note	7,0%
Banco do Brasil S.A (l)	11/19/2013	11/14/2019	Annual	-	107% CDI
Banco do Brasil S.A (l)	11/29/2013	11/25/2019	Annual	-	107% CDI
Banco do Brasil S.A (BB Agropecuário) (l)	11/12/2014	11/07/2019	Semiannual	-	107% CDI

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

(c)

Banco do Nordeste do Brasil - Program to Foster Alternative Electric Energy Sources (Proinfra): The subsidiary COELCE entered into an agreement with Banco do Nordeste do Brasil to finance fixed assets investments, with funds from the Constitutional Fund to Finance the Northeastern Region (FNE) / Proinfra.

(d)

BNDES FINAME/FINEM: Financing for investment plan 2013 of the Group contracted on June 28, 2013, amounting to R$ 217,185, through union approved by Itaú with transfer of funds from BNDES. Until December 31, 2014, BNDES had transferred 89% of the total amount.

(e)	Bank credit bond - Itaú: Loan maturing in March 2019, as working capital for financial support to subsidiary COELCE and used to cover operating costs.

(f)

BNDES Finame: Financing, totaling R$ 3,296, for implementing reinforcements in the electric grid of subsidiary CIEN, by sectioning transmission line Garabi II, which was taken out from Itaú, with funds raised from BNDES. Through December 31, 2014, subsidiary CIEN had used 40% of the amount taken out.

21.	Loans and financing (Continued)

(g)

BNDES Finame sectioning: Financing, amounting to R$ 29,520, for acquisition of domestic machinery and equipment needed for implementing reinforcements in the electric grid of subsidiary CIEN, by sectioning transmission line Garabi II, which was taken out from Itaú, with funds raised from BNDES. Through December 31, 2014, subsidiary CIEN had used 40% of the amount taken out

(h)

BNDES Capex 2011: Financing amounting to R$ 331,397 for investment plan 2010/2011 of subsidiary Ampla Energia, contract with union approved by Itaú, with funds transferred from BNDES. The Group took out 79% of the contracted amount.

(i)

BNDES Capex: 2012/2013: Financing amounting to R$ 450,171, for 2012/2013 investment plan of subsidiary Ampla Energia, contracted with union and approved by Itaú, with funds transferred from BNDES. Until December 31, 2014, subsidiary Ampla Energia had used 79% of the amount taken out.

(j)

Eletrobras: Loan raised for financial coverage of direct costs of construction of the rural electrification program, which is part of the universal access and use of electric energy program “Luz Para Todos”, of the Ministry of Mines and Energy (MME), with funds from RGR and CDE.

(k)

Eletrobras: Loan raised for financial coverage of costs of construction of the distribution and sub transmission network of the mountainous region of Rio de Janeiro, which were impacted by the heavy rains in the first quarter of 2011. Funds for this transaction originated from RGR.

(l)

Bank Credit Note (Banco do Brasil): Loan with maturing in November 2019, in the modality of Agrarian Credit for the financial support of the subsidiary Ampla Energia and Coelce in use in the amortization of previous debts.

21.	Loans and financing (Continued)

As mentioned in Note 11, subsidiary CGTF had a long-term financing agreement, entered into in 2006 with IFC (“International Finance Corporation”) amounting to US$ 130 million. This agreement, for project finance, was divided into 3 “tranches” (IFC-A, IFC-B and IFC-C), maturing in December 2017, 2018 and 2019, respectively. On December 15, 2014, subsidiary CGTF voluntarily paid total debt balance with IFC and respective swaps associated with this financing agreement. Subsidiary CGTF voluntarily decided to early settle the debt considering favorable market conditions to reduce financial costs given the availability of subsidiary’s cash.

In connection with the loans taken out with the Brazilian Development Bank (BNDES) and working capital operations, subsidiaries COELCE, Ampla Energia and CIEN undertook to comply with the following obligations during effectiveness of the agreements, which were adequately complied with at December 31, 2014:

Banco	Financial obligations	Rate

BNDES/FINEM	Net financial debt/EBITDA (maximum)	3.50
BNDES/FINEM	Net financial debt/Net financial debt + Equity (maximum)	0.60
Banco do Brasil S.A (BB Agropecuário)	EBITDA / Net financial expenses (minimum)	3.00
Working capital	Net financial debt/EBITDA (maximum)	3.50
Working capital	EBITDA / Net financial expenses (minimum)	2.00

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

21.   Loans and financing (Continued)

The contractual amortization of the principal amounts of long-term loans and financing, without the effects of swap transactions engaged and funding costs, is as follows:

Year	12/31/2014	12/31/2013

2015	-	206,578
2016	247,913	189,481
2017	340,041	233,081
2018	318,764	196,661
After 2018	402,543	280,203

Total	1,309,261	1,106,004

The changes in loans and financing without the effects of funding costs are as follows:

	Local currency		Foreign currency
	Current	Non-current	Current	Non-current	Total

At December 31, 2012	292,987	557,927	26,985	119,599	997,498
Additions	-	717,557	-	-	717,557
Interest accrued	71,489	-	8,167	-	79,656
Interest accrued paid	(70,384)	-	(8,550)	-	(78,934)
Monetary and exchange variation	-	636	4,951	13,288	18,875
Transfers	257,765	(257,765)	30,429	(30,429)	-
Swap transaction gain/losses	-	-	(17)	(7,357)	(7,374)
Amortization	(322,882)	-	(29,096)	-	(351,978)

At December 31, 2013	228,975	1,018,355	32,869	95,101	1,375,300

Additions	131,477	463,126	-	-	594,603
Interest accrued	109,070	-	7,069	-	116,139
Interest accrued paid	(98,712)	-	(276)	-	(98,988)
Monetary and exchange variation	-	37	12,684	864	13,585
Transfers	179,632	(179,632)	88,590	(88,590)	-
Swap transaction gain/losses	-	-	(7,545)	-	(7,545)
Amortization	(363,012)	-	(125,895)	-	(488,907)

At December 31, 2014	187,430	1,301,886	7,496	7,375	1,504,187

22.	Debentures

		12/31/2014			12/31/2013
		Principal			Principal
Description	Companies	Charges	Current	Non-current	Charges	Current	Non-current

1st Serie 3rd Issue	COELCE	2,613	52,000	52,000	2,219	-	104,000
1st Serie 6th Issue	Ampla Energia	508	58,500	58,500	490	-	117,000
1st Serie 7th Issue	Ampla Energia	428	-	100,000	411	-	100,000
1st Serie 8th Issue	Ampla Energia	8,392	-	150,000	-	-	334,764
2nd Serie 3rd Issue	COELCE	5,105	-	356,970	4,698	-	-
2nd Serie 6th Issue	Ampla Energia	9,638	-	223,375	8,972	-	209,480
2nd Serie 7th Issue	Ampla Energia	11,476	-	348,788	10,683	-	327,093
2nd Serie 8th Issue	Ampla Energia	8,392	-	150,000	-	-	-
(-) Cost to be amortized		-	(1,583)	(4,723)	-	(1,736)	(3,853)

Total with no effect of swap operations		46,552	108,917	1,434,910	27,473	(1,736)	1,118,484

Swap transaction gain/losses		-	(844)	(15,360)	-	322	(19,719)

Total debentures		46,552	108,073	1,419,545	27,473	(2,058)	1,168,765

Change in debentures:

	Current	Non-current	Total

At December 31, 2012	143,282	1,310,051	1,453,333

Provisions for charges	107,148	-	107,148
Interest accrued paid	(109,106)	-	(109,106)
Transfer of terms	180,520	(180,520)	-
Monetary variation	-	59,380	59,380
Repayment of principal	(296,251)	-	(296,251)
Transfer - transaction cost	(2,010)	2,010	-
Allocation of transaction cost	2,465	320	2,785
Swap transaction gain/losses	(633)	(22,476)	(23,109)

At December 31, 2013	25,415	1,168,765	1,194,180

Additions	-	300,000	300,000
Provisions for charges	117,542	-	117,542
Interest accrued paid	(98,466)	-	(98,466)
Transfer of terms	110,500	(110,500)	-
Monetary variation	-	57,801	57,801
Transfer - transaction cost	(101)	101	-
Allocation of transaction cost	257	(976)	(719)
Swap transaction gain/losses	(522)	4,354	3,832

At December 31, 2014	154,625	1,419,545	1,574,170

22.	Debentures (Continued)

Characteristics of debenture issues

COELCE

Characteristics	3rd Issue - 1st Serie	3nd Issue - 2nd Serie

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,400 simple debentures	29,600 simple debentures
Par value	R$ 10	R$ 10
Issue date	October 15, 2011	October 15, 2011
Initial maturity	October 15, 2015	October 15, 2016
Maturity	October 15, 2016	October 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.97%pa	6.85%pa
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

Ampla Energia

Characteristics	1st Serie - 6th Issue	2nd Serie - 6th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11,700 simple debentures	18,300 simple debentures
Par value	R$ 10	R$ 10
Issue date	June 15, 2011	June 15, 2011
Initial maturity	June 15, 2015	June 15, 2016
Maturity	June 15, 2016	June 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.20% p.a.	IPCA + 7.90% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

22.	Debentures (Continued)

Characteristics of debenture issues (Continued)

Characteristics	1st Serie - 7th Issue	2nd Serie - 7th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,000 simple debentures	30,000 simple debentures
Par value	R$ 10	R$ 10
Issue date	June 15, 2012	June 15, 2012
Initial maturity	June 15, 2016	June 15, 2017
Maturity	June 15, 2017	June 15, 2019
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.02% p.a.	IPCA + 6.00% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2016 and 2017	2017, 2018 and 2019

Characteristics	1st Serie - 8th Issue	2nd Serie - 8th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	15,000 simple debentures	35,000 simple debentures
Par value	R$ 10	R$ 10
Issue date	July 16, 2014	July 16, 2014
Initial maturity	July 15, 2017	July 15, 2017
Maturity	July 15, 2019	July 15, 2019
Monetary restatement	No restatement	No restatement
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.45% p.a.	CDI + 1.45% p.a.
Interest payment	Semiannual	Semiannual
Repayment	Three annual installments	Three annual installments
Repayment date	2017, 2018 and 2019	2017, 2018 and 2019

22.	Debentures (Continued)

In accordance with the indenture of debentures, the subsidiaries COELCE and Ampla Energia are subject to maintaining certain financial ratios, calculated quarterly, based on its financial statements. As of December 31, 2014, the subsidiaries Ampla Energia and COELCE are complying with these ratios in the evaluation of its Management.

Issue	Financial obligations	Rate

3nd issue – COELCE	Net financial debt/EBITDA (maximum)	2.50
3rd issue – COELCE	EBITDA/Net financial debt (minimum)	2.75
6th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	2.70
6th issue - Ampla Energia	EBITDA/Net financial expenses (minimum)	2.50
7th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	2.70
7th issue - Ampla Energia	EBITDA/Net financial expenses (minimum)	2.50
8th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	3.50
8th issue - Ampla Energia	Net financial debt/EBITDA (maximum) /Net financial expenses (minimum)	0.60

On September 26, 2014 the subsidiary COELCE held a General Meeting of Debenture holders – 3rd Issue, approving the revised wording of the deeds of issue, in order to change the EBITDA* calculation methodology to incorporate positive and negative adjustments of the CVA (regulatory assets and liabilities), and elimination of the automatic accelerated maturity condition for non-compliance with financial indexes for two consecutive quarters. The approved change did not modify the historical level of financial covenants and aimed at reflecting more fairly the subsidiary’s economic results, thus eliminating the volatility from excluding these positive and negative adjustments of CVA, in the EBITDA calculation to verify the financial indexes required.

More information about the 3rd issue of the subsidiary COELCE is available on the investors relationship website www.coelce.com.br/ri.htm

* As defined in the deed of issue of debenture, EBTIDA means the Issuer’s profit or loss for the last 12 (twelve) months before income tax and social contribution, equity pickup, financial results, provision for contingencies, allowance for doubtful accounts, write-off of bad debts, depreciation and amortization and positive and negative adjustments of CVA – Portion A Variation Adjustments Account, provided that not included in operating results (unaudited information).

Contractual amortization of long-term debentures is as follows:

	2015	2016	2017	2018	After 2018	Total

1th Serie - 3 th Issue - COELCE	52,000	-	-	-	-	52,000
1th Serie - 6 th Issue - Ampla Energia	-	58,500	-	-	-	58,500
1th Serie - 7 th Issue - Ampla Energia	-	50,000	50,000	-	-	100,000
1th Serie - 8 th Issue - Ampla Energia	-	-	50,000	50,000	50,000	150,000
2nd Serie - 3 th Issue – Coelce	-	118,980	118,980	119,010	-	356,970
2nd Serie - 6 th Issue - Ampla Energia	-	74,459	74,458	74,458	-	223,375
2nd Serie - 7 th Issue - Ampla Energia	-	-	116,263	116,263	116,262	348,788
2nd Serie - 8 th Issue - Ampla Energia	-	-	50,000	50,000	50,000	150,000
(-) Transaction costs	-	(1,494)	(1,225)	1,009	(995)	(4,723)

Total to be amortised	52,000	300,445	458,476	408,722	215,267	1,434,910

23.	Financial instruments and operating risks

General considerations

The Enel Group has policies to mitigate financial risks and adopt operating and financial strategies to ensure liquidity, security and profitability of its assets. For this purpose, it maintains managerial systems for controlling and monitoring its financial transactions and corresponding amounts, in order to monitor the risks and rates charged by the market.

Risk factors

a)	Foreign exchange rate risk

This risk arises from the possibility of the Enel Group to incur losses due to fluctuations in foreign exchange rates, which increase financial expenses and liability balances of loans and financing in foreign currency taken out in the market.

The following table presents the carrying amount of foreign currency liabilities that are not hedged by currency swap instruments:

	Liabilities
	12/31/2014	12/31/2013

US dollars	7,440	90,067

We set out below a sensitivity analysis chart related to the impacts on net income of the Enel Group if the variation of the exchange rate in 2014 were equal to that expected for 2015, according to projections based on the dollar forward curve of the BM&F (Brazilian Mercantile & Futures Exchange):

		Effects
12/31/2014	Increase	On income statement	On equity

US dollars	2.14%	(61)	(61)

23.	Financial instruments and operating risks (Continued)

Risk factors (Continued)

b)	Interest rate risk

This risk arises from the possibility of the Enel Group to incur losses due to fluctuations in interest rates or other debt indices, such as inflation rates, which would increase the financial expenses related to loans and financing taken out in the market. In order to minimize this risk, the Group prioritizes loans taken out at fixed rates (BNB and Eletrobras) and linked to other indices less volatile to financial market fluctuations, such as the Long-Term Interest Rate - TJLP (BNDES).

In order to avoid risks with changes in market indexes, the loans indexed to floating rate had its rates fixed through swap contracts, to hedge against the risk of rate fluctuation. The adjustment to the debit and credit of this operation is recorded in the income statement.

The table below shows the sensitivity analysis related to the impact on the Group’s net income if variations in interest rates and inflation rates for 2014 were equal to those expected for 2015, according to projections based on the forward curve of the BM&F:

		Effects
12/31/2014	Increase/ reduction	On income statement	On equity

Financial liabilities
CDI	1.41%	(1,723)	(1,723)
IPCA	4.97%	(1,150)	(1,150)

Total		(2,873)	(2,873)

c)	Credit risk

The risk arises from the possibility of its subsidiaries to incur losses due to the difficulty in collecting amounts billed to its customers. This risk is assessed as low by the subsidiaries due to the diversification in the number of customers and the collection policy and cutting of electricity supply to customers in default. The allowance for doubtful accounts is established in an amount deemed sufficient by management of the Enel Group to cover possible risks of realization of accounts receivable.

d)	Accelerated debt maturity risk

Some subsidiaries have loans and financing agreements and debentures with covenants that, in general, require the maintenance of economic and financial ratios at certain levels (financial covenants). Failure to comply with these covenants may result in acceleration of debt maturity. These restrictions are adequately monitored and do not restrict the subsidiaries’ capacity to carry out their normal business. Currently, the Enel Group’s debt ratio is at levels below the limit established by the financial covenants.

23.	Financial instruments and operating risks (Continued)

Risk factors (Continued)

e)	Risk of revision and supply tariff adjustment

Tariff adjustment and revision processes are secured by agreement and rely on previously set methodologies. Changes to the methodology in force should be extensively discussed and supported by contributions by Group companies, concessionaires and other agents in the industry.

In case of an unforeseeable event affects the economic and financial balance of the concession, Ampla Energia may justify and require the Regulator to open an Extraordinary Tariff Revision, and it shall be at the Regulator’s discretion to determine whether or not such revision should be made. ANEEL itself also may carry out Extraordinary Revisions in case of introduction, change or exclusion of charges and/or taxes to be passed on to tariffs.

f)	Capital risk management

The Enel Group manages its capital to ensure continuity of its normal activities, while maximizing the return to all parties interested or involved in its operations by optimizing the debt and equity balances.

The capital structure of the Enel Group is formed by net indebtedness (loans detailed in Notes 21 and 22, deducting cash and cash equivalents and temporary cash investments detailed in Notes 6 and 7), as well as by equity of the Group.

	12/31/2014	12/31/2013
Debt	3,070,926	2,569,287
Cash and cash equivalents + Marketable securities	(1,094,384)	(1,832,528)

Net debt (a)	1,976,542	736,759
Equity (b)	7,112,912	7,137,960

Net indebtedness ratio (a/[a+b])	22%	9%

(a)

Net debt is represented by total outstanding loans, financing and debentures, including portions of current and non-current liabilities, net of balances of cash and cash equivalents and marketable securities. See more details in Notes 6, 7, 21 and 22.

(b)	Equity includes all capital and reserves of the Group.

23.	Financial instruments and operating risks (Continued)

Risk factors (Continued)

g)	Liquidity risk

The Enel Group’s liquidity is managed through the monitoring of forecast and actual cash flows in order to meet possible cash needs in the short-term. So as to ensure the capacity of paying its obligations in a conservative manner, the management of temporary cash investments has focused on very short-term instruments, primarily with daily maturities in order to provide maximum liquidity.

The tables below present information on future maturities of loans, financing, debentures and related party operations in foreign currency of the Enel Group that are being considered in the projected cash flows (including interest and principal):

	Less than one month	From one to three months	From three months to one year	From one to five years	Over five years	Total
December 31, 2014
Fixed interest loans and financing	6,765	14,118	61,517	263,033	89,265	434,698
Variable interest loans and financing	10,219	37,003	168,788	1,216,925	40,516	1,473,451
Debentures	17,112	-	228,709	1,739,708	-	1,985,529
Loans and financings with related parties in local currency	-	-	-	-	-	-

	34,096	51,121	459,014	3,219,666	129,781	3,893,678

December 31, 2013
Fixed interest loans and financing	8,873	20,451	111,342	364,722	138,188	643,576
Variable interest loans and financing	10,363	29,021	161,126	690,579	196,642	1,087,731
Debentures	-	-	96,284	1,356,495	117,689	1,570,468
Loans and financings with related parties in local currency	-	-	-	-	-	-

	19,236	49,472	368,752	2,411,796	452,519	3,301,775

The tables below present the amounts forecast for the next maturity of hedging instruments:

	Less than one month	From one to three months	From three months to one year	From one to five years	Over five years	Total
December 31, 2014
Currency swap	-	-	-	-	-	-
Interest rate swap	-	-	(8,586)	(3,032)	-	(11,618)

	-	-	(8,586)	(3,032)	-	(11,618)

December 31, 2013
Currency swap	-	-	4,172	3,599	-	7,771
Interest rate swap	-	-	(2,365)	(5,015)	-	(7,380)

	-	-	1,807	(1,416)	-	391

In order to avoid any emergency cash need, the Group uses overdraft facilities that it has taken out as a short-term cash source. We set out below the table on the final position of the 2014 and 2013 fiscal years regarding the use of this facility:

Secured account	12/31/2014	12/31/2013
Agreed	485,000	350,000

23.	Financial instruments and operating risks (Continued)

Risk factors (Continued)

Valuation of financial instruments

In order to determine the fair value of loans and financing, the Enel Group’s management used discounted future cash flows at rates deemed as fair to carry out new operations in the market. Regarding the fair value of debentures the quotations traded on the secondary market were adopted.

Hierarchical fair value

There are three levels for the classification of fair value relating to financial instruments and hierarchical level is considered to define priority for unadjusted quoted prices in an active market for financial assets or liabilities. The classification of hierarchical levels may be presented as outlined below:

—	Level 1 - Data from an active market (unadjusted quoted price) allowing daily access including on the date of fair value measurement.

—	Level 2 - Data different from that from the active market (unadjusted quoted price) included in Level 1, extracted from the pricing model based on observable market data.

—	Level 3 - Data from a pricing model based on unobservable market data.

23.	Financial instruments and operating risks (Continued)

Hierarchical fair value (Continued)

			12/31/2014		12/31/2013
	Category	Level	Book value	Fair value	Book value	Fair value

Assets
Cash and cash equivalents	Fair value through P&L	2	864,071	864,071	1,096,850	1,096,850
Marketable securities	Fair value through P&L	2	230,313	230,313	735,678	735,678
Guarantees deposits	Loans and receivables	2	82,372	82,372	116,993	116,993
Consumers, concessionaires and permittees, net	Loans and receivables	2	1,368,336	1,368,336	1,247,466	1,247,466
Derivative financial instruments	Loans and receivables	2	16,209	16,209	12,496	12,496
Account receivables from Portion A and other financial items	Loans and receivables	2	722,198	722,198	-	-
Indemnification assets (concession)	Available for sale	3	2,125,968	2,125,968	2,014,096	2,014,096

Liabilities
Loans and financing in local currency	Loans and receivables	2	1,489,316	1,473,502	1,247,137	1,233,193
Debentures in local currency	Loans and receivables	2	1,590,379	1,592,056	1,214,221	1,214,221
Loans and financing in foreign currency	Loans and receivables	2	7,440	7,034	120,425	135,132
Trade accounts payable	Loans and receivables	2	1,384,819	1,384819	993,907	1,166,391

The estimated market value of swap transactions was prepared based on the discounted present value of future cash flows model, discounted at market rates presented by the BM&F as of December 31, 2014.

At December 31, 2014 and 2013, the Group had swap operations, as shown below:

COELCE

				Reference values
Counterparty	Agreement date	Maturity date	Position	12/31/2014	12/31/2013

HSBC Bank Brasil S.A.	11/8/2012	10/17/2016	CDI + 0.97% p.a. 9.43%p	(5,569)	(6,548)

		Fair value		Accumulated effect up to 12/31/2014		Accumulated effect up to 12/31/2013
Counterparty	Description	12/31/2014	12/31/2013	Receivables/ received	Payables/Paid	Receivables/ received	Payables/paid

HSBC Bank Brasil S.A.	(+) Assets	104,566	103,870	-	-	-	-
	(-) Liabilities	98,997	97,322	-	-	-	-

	(=) Adjustment	5,569	6,548	5,569	-	6,548	-

23.	Financial instruments and operating risks (Continued)

Ampla Energia

				Reference values
				Local currency
Counterparty	Agreement date	Maturity date	Position	12/31/2014	12/21/2013

HSBC Bank Brasil S.A.	09/03/2012	06/16/2017	CDI + 1.02% p.a. 10.05% p.a.	(6,235)	(7,224)

HSBC Bank Brasil S.A.	11/08/2012	06/16/2016	CDI + 1.20% p.a. 9.59% p.a.	(4,405)	(6,125)

				Accumulated effect up to 12/31/2014		Accumulated effect up to 12/31/2013
		Fair value		Receivables/	Payables/	Receivables/	Payables
Counterparty	Description	12/31/2014	12/31/2013	received	paid	received	paid

	Swap agreements
HSBC Bank Brasil S.A.	(+) Assets	99,029	98,994	-	-	-	-
	(-) Liabilities	92,794	91,770	-	-	-	-

	(=) Adjustment	6,235	7,224	-	6,235	7,224

HSBC Bank Brasil S.A.	(+) Assets	115,057	115,201	-	-	-	-
	(-) Liabilities	110,652	109,076	-	-	-	-

	(=) Adjustment	4,405	6,125	-	4,405	6,125

CGTF

				Reference values
				Foreign currency		Local currency
Counterparty	Agreement date	Maturity date	Position	12/31/2014	12/31/2013	12/31/2014	12/21/2013

Banco Santander Brasil S.A.	06/15/2006	12/15/2015	Libor 5.4% (a/360) a.a.		5,961		13,965

Banco Citibank	03/20/2007	12/15/2015	Libor + 2.25% IGPM + 9.77%.		6,807		15,946

					12,768		29,911

				Accumulated effect up to 12/31/2014		Accumulated effect up to 12/31/2013
		Fair value		Receivables/	Payables/	Receivables/	Payables/
Counterparty	Description	12/31/2014	12/31/2013	received	paid	received	paid

	Swap agreements
Banco Santander Brasil S.A.	(+) Assets	-	14,036	-	-	-	-
	(-) Liabilities	-	14,909	-	-	-	-

	(=) Adjustment	-	(873)	-	-	-	(873)
Banco Citibank	(+) Assets	-	16,322	-	-	-	-
	(-) Liabilities	-	22,994	-	-	-	-

	(=) Adjustment	-	(6,672)	-	-	-	(6,672)
		-	(7,545)	-	-	-	(7,545)

24.	Taxes payable

	12/31/2014	12/31/2013

Value-Added Tax - ICMS	67,091	72,540
Income tax and social contribution	33,702	112,558
Services Tax - ISS	4,402	3,268
Social Integration Program - PIS	5,933	8,260
Social investment program - COFINS	27,568	36,146
PIS/COFINS/IRRF/CSRF (withheld at source)	3,243	1,852
Social contributions	4,292	6,160
Other taxes and contributions	27,174	10,509

Total	173,405	251,293

25.	Regulatory charges

	12/31/2014	12/31/2013

Energy development account (CDE)	5,551	2,945
Global reversion reserve (RGR) and others	6,039	11,475
Reserve energy charges (EER)	2,620	-
Financial offset for use of water resources (CFURH)	101	2,507
Ex-isolated charges	72	57
Inspection fee	2,030	2,067
Emergency charges	2,468	2,467

Total	18,881	21,518

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

26.	Research, development and energy efficiency programs

	12/31/2014		12/31/2013
	Current	Non-current	Current	Non-current

Electricity Efficiency Program (PEE)	21,965	64,797	36,058	48,342
Research & Development Program (P&D)	54,723	40,730	58,756	27,044
Brazilian National Fund for Scientific and Technological Development (FNDCT)	493	-	559	-
Energy Research Company (EPE)	-	-	(55)	-
Ministry of Mines and Energy (MME)	257	-	(80)	-

Total	77,438	105,527	95,238	75,386

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

27.	Installment tax program

	PAES	REFIS IV Federal	REFIS ICMS	REFIS INSS	REFERJ	Auto IRPJ/CSLL	ICMS	REFIS IR	Total

Balance at December 31, 2012	11,824	18,796	2,594	6,245	1,717	4,863	16,085	8,561	70,685

(+) Additions	-	-	4,237	-	-	-	-	-	4,237
(-) Payments	(4,786)	(2,799)	(3,441)	(6,890)	(752)	(4,750)	(17,014)	(6,320)	(46,752)
(+) Updates	756	1,802	424	1,134	163	101	929	129	5,438

Balance at December 31, 2013	7,794	17,799	3,814	489	1,128	214	-	2,370	33,608

Current	5,196	1,643	3,814	489	752	214	-	2,370	14,478
Non-Current	2,598	16,156	-	-	376	-	-	-	19,130

	PAES	REFIS IV Federal	REFIS ICMS	REFIS INSS	REFERJ	Auto IRPJ/CSLL	ICMS	REFIS IR	Total

Balance at December 31, 2013	7,794	17,799	3,814	489	1,128	214	-	2,370	33,608

(-) Write-offs	-	-	-	-	-	-	-	6,013	6,013
(-) Payments	(8,229)	(1,035)	(4,201)	(583)	(726)	(214)	-	(8,390)	(23,378)
(+) Updates	435	-	387	94	62	-	-	7	985

Balance at December 31, 2014	-	16,764	-	-	464	-	-	-	17,228

Current	-	1,719	-	-	464	-	-	-	2,183
Non-current	-	15,045	-	-	-	-	-	-	15,045

28.	Related parties

The Enel Group carry out operations with related parties that belong to the same economic group, and the balances, nature and total of transactions and effects on the consolidated financial statements are as follows:

			12/31/2014					12/31/2013
Companies	Ref,	Type of transaction	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses)	Intangible assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues (expenses	Intangible assets

Fundação COELCE de Seguridade Social – FAELCE	(a.1)	Acknowledgment of debt	-	770	-	-	-	-	12,824	-	-	-
	(a.2)	Pension plan	-	-	90,312	(2,719)	406	-	-	84,506	(7,406)	606
Fundação Brasiletros	(a.3)	Pension plan	-	-	445,033	(47,753)	-	-	-	393,339	(46,715)	-
CEMSA - Comercializadora del Mercosulr S.A.	(b)	Energy transportation	86,686	-	86,182	20,527	-	86,541	-	87,737	24,675	-
Endesa Costanera S.A.	(b)	Energy transportation	33,011	-	32,324	7,557	-	33,285	-	33,267	9,072	-
Enel Energy Europe	(c)	Services rendered	-	2,894	-	(3,718)	-	-	3,382	-	(3,208)	-
Enel Ingegneria e Innovazione	(d)	Services rendered	-	2,417	-	(630)	-	-	1,789	-	(1,789)	-
Enel Green Power Desenvolvimento Ltda.		Services rendered	-	1,597	-	-	-	-	1,597	-	-	-
ICT - Serviciós Informáticos Ltda.	(e)	Services rendered	-	-	-	-	-	-	8,806	-	(2,494)	-

			119,697	7,678	653,851	(26,736)	406	119,826	28,398	598,849	(27,865)	606

(-) Pension plan			-	(770)	(535,345)	-	-	-	(12,824)	(477,845)	-	-

Total related parties			119,697	6,908	118,506	(26,736)	406	119,826	15,574	121,004	(27,865)	606

28.	Related parties (Continued)

The main conditions related to transactions between related parties are described below:

a)	Private pension obligations

a.1)	Debt Agreement - FAELCE

Subsidiary COELCE sponsors the pension fund administered by Fundação COELCE de Seguridade Social - FAELCE.

On June 30, 1999, the subsidiary COELCE entered into a contract for consolidation of debts in the amount of R$ 46,600, corresponding to the debt balances of the commitment records entered into on December 31, 1992, in May 23, 1996 and January 31, 1997.

On June 30, 2007, a third amendment was entered into with the updated debt amount of R$ 62,200, according to Resolution CGPC No. 17/96 of the Ministry of Social Security, with a deadline for total payment of 14 successive semiannual installments, starting on December 31, 2007 and conclude on June 30, 2014 (R$ 12,824 in 2013).

a.2)	Private Pension - FAELCE

Subsidiary COELCE, as the sponsor of FAELCE, performs monthly transfers for the financial maintenance of FAELCE and makes contributions to the actuarial reserve for private pension plans of employees of subsidiary COELCE, classified as for “Defined Benefits” and “Defined Contribution”.

The total expenditure in 2014 was R$ 3,125 (R$ 8,012 in 2013), comprising R$ 2,719 (R$ 7,406 in 2013) as operating expense of subsidiary COELCE and R$ 406 (R$ 606 in 2013) capitalized to intangible assets.

The balance at December 31, 2014 was R$ 90,312 (R$ 84,506 in 2013), which represents the amount of contribution of subsidiary COELCE (sponsor) payable to pension plans, see Note 32.

a.3)	Fundação Ampla de Seguridade Social - BRASILETROS

Subsidiary Ampla Energia, as the sponsor of Fundação Ampla de Seguridade Social - BRASILETROS, performs monthly transfers for the maintenance of that entity and financial contributions to the actuarial reserve of the private pension plans of employees of the subsidiary classified as PCA (Supplementary Private Pension Plan) and PACV (Private Pension Plan with Variable Contribution).

As a guarantee for the operation, subsidiary Ampla Energia offers the credit rights that it has or comes to have, represented by the collection of electricity bills, until the amount of debt due, also collection of amounts from the payment of credit rights will be made through authorized banking network, transferring funds to the bank account indicated by Brasiletros. The total expenditure for the year ended December 31, 2014 was R$ 47,753 (R$ 46,715 in 2013).

At December 31, 2014, the balance of R$ 445,033 (R$ 393,339 in 2013) corresponds to contribution of subsidiary Ampla Energia (sponsor) payable to pension plans, see Note 32.

28.	Related parties (Continued)

b)	CEMSA - Comercializadora del Mercosur S.A. and Endesa Costanera S.A.

The accounts payable with CEMSA and Costanera in the amounts of R$ 118,506 as at December 31, 2014 (R$ 121,004 in 2013) are due to the purchase of electricity for resale in the Brazilian market held in previous years. The balances are financially updated on a monthly basis, incurring also the currency fluctuations, as the contract was settled on US dollars.

c)	Enel Energy

The Company has a contract with Enel Energy referring to software licensing, implementation and maintenance services.

This agreement totaled R$ 3,718 as services cost for the year ended December 31, 2014 (R$ 3,208 for December 31, 2013), and the corresponding liability of R$ 2,894 at December 31, 2014 (R$ 3,208 in 2013).

d)	Enel Ingegneria e Innovazione

The Company has a contract with Enel Ingegneria e Innovazzione, referring to the performance of technological innovation, and R&D projects.

This agreement totaled R$ 630 as services cost for the year ended December 31, 2014 (R$ 1,789 for the year ended December 31, 2013), and the corresponding liability of R$ 2,417 at December 31, 2014 (R$ 1,789 in 2013).

e)	ICT - Serviciós Informáticos Ltda.

The Company had a contract with ICT referring to professional advisory services and IT management. Such agreement ended in 2014.

This agreement totaled R$ 2,494 as services cost for the year ended December 31, 2013, and the corresponding liability of R$ 8,806 at December 31, 2013.

Management Compensation

The Group’s compensation paid to the key personnel for the year ended December 31, 2014 totaled R$ 12,468 (R$ 10,397 for December 31, 2013), which are short-term benefits. Management compensation paid by the Company and its subsidiaries in 2014 aggregated are R$ 38,217 (R$ 34,411 in 2013).

29.	Provision for tax, civil and labor risks

Management believes that all provisions set up are sufficient to cover any losses from the proceedings pending trial. Based on the opinion of legal counsel, a provision was set up for all legal proceedings of which the chances of loss were estimated as probable for the Group.

a)	Provisions for probable contingent liabilities

Below is a statement showing the changes in provisions for contingencies for the year ended December 31, 2014:

Description	12/31/2013	Additions	Disposals / reversals	Monetary restatement	Payment	12/31/2014

Labor (i)	186,506	49.068	(44.161)	16,590	(17,068)	190,935
Civil (ii)	292,883	122.203	(63.712)	42,907	(81,155)	313,126
Tax (iii)	68,341	1.566	(1.407)	(17,882)	(18,670)	31,948
Regulatory (iv)	87,877	-	-	59,627	(19,617)	127,887
Environmental (v)	3,000	-	-	-	-	3,000

Total	638,607	172.837	(109.280)	101,242	(136,510)	666,896

(i)	Labor risks

They refer to various labor suits claiming, among others, indemnification for pain and suffering, reinstatement to work, overtime pay, risk exposure additional, severance pay and salary pay differences. In addition, there are suits relating to employees of subcontractors who claim employment relationship with the subsidiaries and equalization with rights of employees of such subsidiaries.

(ii)	Civil risks

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

29.	Provision for tax, civil and labor risks (Continued)

a)	Provisions for probable contingent liabilities (Continued)

(iii)	Tax risks

Enel Brasil

Notices of delinquency - PIS/Cofins

In 2006, the Brazilian IRS served two notices of delinquency for PIS and Cofins on equity interest and other financial income earned from 2001 to 2005. At the Brazilian IRS appellate division level, the notices of delinquency were ruled to have partial grounds, but groundless as financial income was concerned.

In view of the foregoing and of the administrative case law, the Company established a provision for the portion of notices of delinquency whose likelihood of loss was rated as probable (amounts of PIS and Cofins levied on interest on equity). The remaining portion of the notices of delinquency was rated as possible loss (See Note 29.b)(iii)).

The Company settled this required probable portion in cash in August 2014 within the REFIS program, pursuant to Law Nº 12,996/14, recording a financial gain of R$ 12,902 (related to the benefit of the reduction of the penalties to settle the claim).

Subsidiary COELCE

The main value related to an administrative claim to offset COFINS paid in excess. The Brazilian IRS understood that the offset had no grounds, since the related amount was amended. The subsidiary basically alleged not to be aware of the amendment and statute-barring aspect of the excess in connection with the amendment. However, in light of the facts, the subsidiary decided to rate as probable the likelihood of loss and establish a provision. The subsidiary settled the amount required through a payment cash in August 2014 within the REFIS program, pursuant to Law Nº 12,996/14, recording a financial gain of R$ 475 (related to the benefit of the reduction of the penalties to settle the claim).

Subsidiary Ampla Energia:

Rio de Janeiro State filed a Tax Enforcement Claim to collect tax debts arising from alleged tax underpayment, from February 1999 to September 2000, amounting to R$ 11,694 at December 31, 2014 (restated).

Tax notices issued by the Rio de Janeiro State for collection of State value-added tax (ICMS), for the period from December 1996 to November 1998, and November 1998 to March 1999, arguing that assets acquired for fixed assets purposes were not related to the subsidiary’s business activity. Provisions equivalent to 40% and 20% of the tax notices, i.e., in the amount restated at December 31, 2014 of R$ 4,771 (notice amounts to R$ 11,927) and R$ 407 (notice amounts to R$ 2,037).

29.	Provision for tax, civil and labor risks (Continued)

a)	Provisions for probable contingent liabilities (Continued)

(iii)	Tax risks (Continued)

Subsidiary CDSA

Offsetting of Social contribution tax on net profit (CSLL) and Corporate income tax (IRPJ) debts

In 2005, the subsidiary offset CSLL and IRPJ tax debts due in the 2000 annual adjustment. According to the Brazilian IRS, the credit right would not be sufficient. In defense, the subsidiary argued that its tax credit would be sufficient. However, there were formal errors in the offsetting procedures, and the subsidiary decided to set up a provision therefor. In November 2014, the subsidiary was awarded a final favorable decision for the administrative proceedings, and reversed the provision in the restated amount of R$ 2,750 (principal of R$ 889 and monetary restatement of R$ 1,861). So, in December, there was no provision set up for these proceedings.

(iv)	Regulatory Risk

Subsidiary Ampla Energia

Punitive regulatory proceedings are regulated by ANEEL Administrative Ruling No. 063/2004. The penalties provided for in the regulation range from warning to revocation of the concession or permission.

Initially, the subsidiary is served a notice by the regulator about any nonconformity identified. The subsidiary will have 15 days to respond to such notice. Subsequently, if any irregularities are confirmed, a violation notice is issued with penalties to nonconformities. The subsidiary will have 10 days to file an appeal.

These penalties are applicable to all agents of the electric energy industry and calculated based on billing.

Subsidiary COELCE

At December 31, 2014, subsidiary COELCE reclassified fines ARCE (regulatory penalties that are directly related to performance indicators of ANEEL), which were recorded in other non-current liabilities and will be recognized in contingencies, for better presentation and comparability of information.

(v)	Environmental Contingencies

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

29.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss

There are proceedings against the Enel Group of tax, civil and labor nature, for which a provision has not been recognized, since they involve risk of loss classified by management and its legal counsel as possible, which total approximately R$ 4,310,892 at December 31, 2014 (R$ 8,603,000 in 2013).

(i)	Labor risks

The main labor cases are related to overtime payment, job reinstatement, secondary and joint liability, salary differences, severance pay, indemnification for pain and suffering and material damage, accidents at work, etc.

(ii)	Civil risks

The legal position of subsidiaries includes civil lawsuits mostly claiming from defendant indemnification for pain and suffering and material damages.

Subsidiary CIEN

Tractebel Energia S.A. (“Tractebel”)

Tractebel filed an ordinary action claiming alleged noncompliance, by CIEN, of the “Sale Agreement of 300MW of Firm Power and Associated Energy from Argentina” executed on October 20, 1999, by and between CIEN and Centrais Geradoras do Sul do Brasil S.A. (Gerasul), and Tractebel is its successor. According to this action, Tractebel requests that CIEN be condemned to pay the termination fine in the estimated amount of R$ 117 million, in addition to penalties alleged applicable for non-availability of “firm power and associated energy”, which amounts would be calculated at the stage of liquidation of the award and cannot be currently estimated. Also according to this action, Tractebel ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Tractebel itself, from any regulatory penalties, since they have recognized that the crisis in Argentina was a factor alien to CIEN’s willingness and beyond its control. CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations. The claim is currently suspended until the outcome of another legal claim involving the parties, whose matter impairs the development of the former.

Furnas - Centrais Elétricas S.A. (“Furnas”)

Furnas filed an ordinary action claiming alleged noncompliance by CIEN of the “Agreement for Firm Power with Associated Energy”, executed on May 5, 1998, to acquire 700 MW from Argentina. According to the action, Furnas requests that CIEN be condemned to pay the termination fine in the estimated amount of R$ 520 million and refunds and penalties which amounts would be calculated in the stage of liquidation of the award and these cannot be currently determined. Also, according to the action, Furnas ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Furnas itself, from any regulatory penalties, since they have recognized that the crisis in Argentina was a factor alien to CIEN’s willingness and beyond its control. CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations. The claim was ruled not to have grounds in relation to all claims filed by Furnas. Within the deadline to file an appeal, a petition was presented by Furnas, currently pending decision. CIEN have not yet had access to the contents of such petition.

29.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks

Enel Brasil

Notices of delinquency – Brazilian IR

In 2014, the Brazilian IRS served a notice of delinquency requiring the collection of income tax on dividends supposedly distributed in excess in 2009 and 2010. The Company filed a protest letter and waits for the decision to be handed down at the Brazilian IRS appellate division level. The relevant amount, updated at December 31, 2014, is R$ 212,334.

Notices of delinquency - PIS/Cofins

The remaining portion of the notices of delinquency mentioned on Note 29.a)(iii), whose likelihood of loss was rated as possible, amounts to R$ 19,425 for Cofins and R$ 2,750 for PIS (financial income earned during the effectiveness of Law Nº 9,718/98 and after the effectiveness of Decree Nº 5,164/2004).

Subsidiary Coelce

Following are significant claims to which legal advisors estimate the likelihood of loss as possible and which do not require any provision to be established.

—

At the state level, the subsidiary has been holding discussions on various ICMS matters, amounting to R$ 307,636 at December 31, 2014, as follows: special regime from Agreement No. 035/91; master records of tax exempt, immune and non-taxable consumers; credit on capital expenditures; transfer of credits; cancellation of invoices; reversal of credit – low income consumer; tax on certain operations; energy acquired for own consumption and difference between values recorded and values reported in the tax statements.

—

At City level, the subsidiary is party to legal and administrative proceedings in the City of Fortaleza, referring to the Service tax (ISS), totaling R$ 50,792 at December 31, 2014. These refer to: ancillary services; personal property leases; amounts withheld at source, and services rendered in other cities. In the City of Iguatu, tax enforcement amounting to R$ 3,083 at December 31, 2014.

—

With regard to federal taxes, the subsidiary is a party to (i) administrative claims on IRPJ, amounting to R$ 7,530, (ii) legal claim on IRPJ and CSLL for R$ 19,573, and a (iii) legal claim on COFINS for R$ 1,064 at December 31, 2014.

In addition to these proceedings, the subsidiary is party to other proceedings involving lower amounts, in connection with CSLL, Contribution tax on gross revenue for social integration program (PIS), Contribution tax on gross revenue for social security financing (COFINS), State value-added tax (ICMS), Municipal real property tax (IPTU) and Service tax (ISS), totaling R$ 7,000 (R$ 7,315 in 2013).

29.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

Subsidiary Ampla Energia

Tax withheld at source – Issue of Fixed Rate Notes (FRN)

In 2005 by the Brazilian IRS issued a tax notice, as it understood that the subsidiary was no longer subject to the zero rate tax benefit of the Withholding income tax (IRRF) levied on interest and other income transferred to parties abroad, due to Fixed Rate Notes (FRN) issued by the subsidiary in 1998. A decision awarded to an appeal was favorable to the subsidiary. The subsidiary was served notice about the decisions handed down by the Administrative Board of Tax Appeals (CARF), whereby the Tax Notice was deemed founded. As a result, the subsidiary filed for a provisional remedy for guarantee anticipation in order to obtain a certificate attesting to the regular payment of existing tax debts. This is still under discussion by means of a legal proceeding. The amount involved in this proceeding, restated at December 31, 2014, is R$ 1,068,018 (R$ 846,944 at December 31, 2013).

COFINS

Delinquent tax collection procedures in connection with a notice of delinquency served by the Brazilian IRS in 2003 to collect COFINS debts from a supposed default from December 2001 to March 2002. The value involved in the claim, restated at December 31, 2014, reaches R$ 142,141 (R$ 113,591 at December 31, 2013).

ICMS - Due date

The Rio de Janeiro State Finance Office served in 2005 a notice of delinquency in connection with a voluntary payment, out of the legal due date set by Decree No. 31,632/02, of ICMS and ICMS surtax earmarked for the State Fund to Combat Poverty, without payment of legal interest and fines. In 2012 the subsidiary was noticed of the decision made by the Full Bench Board, which upheld the notice of delinquency and filed an appeal to the State Finance Officer. Notwithstanding the appeal filed, delinquent tax collection procedures were initiated, and the subsidiary has been discussing the matter through legal claims. The amount involved in these claims, restated at December 31, 2014, reaches R$ 268,912 (R$ 232,348 at December 31, 2013).

ICMS – Various subjects

At the state level, the subsidiary has been holding discussions on various ICMS matters, amounting to R$ 199,158 at December 31, 2014, as follows: due date; credit on capital expenditures; offsetting of credits; outgoing goods for repair; comparison between management reports and tax registers and prior months’ cancellations.

29.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

Subsidiary Ampla Energia (Continued)

Local issues

At local level, the subsidiary has been challenging, with the Niterói, Rio Bonito and Rio das Ostras Cities, issues related to the Soil Use Charge, and, with the City of Niterói, issues related to the occupation charge, totaling R$ 35,773 at December 31, 2014. As regards the ISS, there is a tax notice issued by the City of Cabo Frio and tax enforcement filed by the City of Niterói, amounting to R$ 10,296 and R$ 1,739, respectively, at December 31, 2014.

In addition to these proceedings, as of December 31, 2014, the subsidiary is party to other proceedings involving lower amounts, in connection with IRPJ, PIS, COFINS, ICMS, IPTU and ISS, in the restated amount of R$ 6,955 (R$ 6,269 in 2013).

Subsidiary CDSA

CSLL – offsetting of tax loss balance

The Brazilian IRS served the subsidiary a tax notice for the offsetting of tax base losses computed in base years 1998 to 1999. The subsidiary filed a declaratory judgment action, claiming for full deposit of the debt amount, to discuss the matter in court. The appeal of this matter is pending judgment. The restated proceeding amount in December 2014 is R$ 17,182 (R$ 16,609 in 2013).

In addition to these proceedings, the subsidiary is party to other tax proceedings involving lower amounts, totaling R$ 747 at December 31, 2014.

Subsidiary CGTF

II and IPI - Eletrogêneo Group

The subsidiary filed two legal actions (a declaratory judgment action and an incidental declaratory action) in February 2002 and January 2003, respectively, to ensure its right to classify as “Eletrogêneo Group” imported machinery and equipment, thus levying II and IPI at 0% rate. The subsidiary was handed down a final favorable decision and, at December 5, 2014, and judicial deposits of R$ 80,615 were ultimately released to the subsidiary. The remaining value of judicial deposit, restated as R$ 3,640 in December 2014 (R$ 80,704 in 2013), is still pending release.

PIS and COFINS

The subsidiary was served a notice by the Brazilian IRS for differences between PIS and COFINS amounts reported and those recorded in November 2003 and from February to November 2004. The subsidiary is awaiting a decision on its appeal by CARF. The tax notice restated amount is R$ 71,205 in December 2014 (R$ 67,926 in 2013).

29.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

Subsidiary CIEN

PIS/COFINS

The National Finance Department filed two tax enforcement actions to collect PIS and COFINS debts, in the restated amount of R$ 1,042 and R$ 4,066 at December 31, 2014. The subsidiary is awaiting judgment of the appeals filed.

IRPJ/CSLL

Brazilian IRS issued a tax notice on December 29, 2008, to collect IRPJ and CSLL debts arising from underpayment in 2003. The subsidiary partially paid the tax notice, and challenged the portion related to the collection of a single fine in December 2003. The challenged amount is R$ 7,209 (restated) at December 31, 2014.

ICMS – rate differential

In 2008 the State of Rio Grande do Sul filed a delinquent tax collection suit for R$ 16,372 at December 31, 2014 to charge the rate differential levied in February, March and April 2001. The appeal filed by the State is still pending decision.

The subsidiary filed a petition for a writ of mandamus to ensure its right not to pay the rate differential on interstate acquisitions. Whereas the subsidiary has become a member in the “Adjust Program” (refinancing and installment payment of State debts), and in light of relevant conversion to income and partial release to the subsidiary , the remaining value currently deposited was as high as R$ 613 at December 31, 2014. The subsidiary expects this amount to be released.

c)	Contingent asset

Subsidiary Ampla Energia

In connection with the Motion to set aside the judgment filed by the Public Treasury, an unappealable decision by way of Writ of Mandamus whereby subsidiary Ampla COFINS contribution tax immunity until year 2001 had been recognized was confirmed in March 2010. Subsidiary Ampla currently seeks refund of amounts paid in a specific suit. The likelihood of loss is remote since the sole subject matter of this proceeding is claiming refund of amounts unduly paid (recognized as such by operation of the COFINS immunity confirmed), and there is nothing further to object to subsidiary Ampla’s right to said refund. The updated amount of this process at December 31, 2014 is R$ 161,686.

30.	Equity

a)	Capital

At December 31, 2014, fully subscribed and paid-in capital is represented by 178,692,925 voting common shares with no par value (178,692,925 in 2013)

At December 31, 2014 and 2013, the Company’s equity holding breaks down as follows:

	12/31/2014		12/31/2013
	Number of common shares	% equity participation	Number of common shares	% equity participation

Empresa Nacional de Electricidad S.A.	60,299,607	33.75	60,299,607	33.75
Enersis S.A.	87,200,363	48.80	87,200,363	48.80
Chilectra S.A.	9,275,291	5.19	9,275,291	5.19
Chilectra Inversud S.A.	10,342,306	5.79	10,342,306	5.79
Edegel S.A.	6,957,053	3.89	6,957,053	3.89

Grupo Enel	174,074,620	97.42	174,074,620	97.42

Treasury shares	4,618,298	2.58	4,618,298	2.58
Board of directors’ members	7	-	7	-

Other	4,618,305	2.58	4,618,305	2.58

Total	178,692,925	100.00	178,692,925	100.00

On January 14, 2014 the subsidiary COELCE reported to the market on that date that Enersis S.A., its indirect controlling shareholder, a Chilean publicly-held company headquartered in the City of Santiago, Chile, at Calle Santa Rosa, n.º 76, in a meeting of its board of directors held on that date, approved a Voluntary Equity Offering (OPA), together with Banco Itaú BBA S.A., as an intermediary institution, pursuant to Brazilian SEC Rule Nº 361, of March 5, 2002 (Brazilian SEC Rule No. 361/02), as amended, in order to acquire up to total Common Shares, Class A Preferred Shares, and Class B Preferred Shares outstanding, issued by the subsidiary COELCE.

The equity offering took place on February 17, 2014, in which Enersis S.A. acquired 2,964,650 Common Shares; 8,818,006 Class A Preferred Shares and 424 Class B Preferred Shares. In connection with such acquisitions, the economic group of Enersis S.A. now directly and indirectly holds, (i) 47,043,336 Common Shares comprising 97.83% of total Common Shares issued by the subsidiary COELCE, and 60.40% of the subsidiary COELCE equity capital; (ii) 10,588,006 Class A Preferred Shares, comprising 37.47% of total Class A Preferred Shares issued by subsidiary COELCE, and 13.60% of the subsidiary COELCE equity capital; and (iii) 424 Class B Preferred Shares, comprising 0.03% of total Class B Preferred Shares issued by the subsidiary COELCE and 0.00054% of the subsidiary COELCE equity capital.

30.	Equity (Continued)

a)	Capital (Continued)

Whereas Enersis S.A. acquired more than 2/3 of total Common Shares outstanding, it was required to acquire, whether directly or through another company directly or indirectly controlled by it, under the conditions established in the equity offering, Common Shares outstanding from any party (ies) interested in selling them within a 3-month deadline beginning February 17, 2014, pursuant to Clause 10.2 of the Equity Offering, and pursuant to paragraph 2 of article 10 of Brazilian SEC Rule No. 361/02.

In view of the foregoing, by adding shares acquired by it through the Voluntary Equity Offering and during the additional period, Enersis S.A. acquired in the aggregate 3,002,812 Common Shares, 8,818,006 Class A Preferred Shares and 424 Class B Preferred Shares. Eventually, as a result of the offering the Enel economic group now directly and indirectly holds 74.05% of the subsidiary COELCE total equity capital. This transaction has no direct effect on the Enel Brasil consolidated financial statements.

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

As shown in the Note below, at December 31, 2014 the Company allocated the amount of R$ 506,680 (R$ 116,552 in 2013) to recognize the statutory reserve for working capital.

30.	Equity (Continued)

d)	Dividends

In accordance with the Company’s Articles of Incorporation, the mandatory minimum dividend is 25% on adjusted net income, as set forth by Article 202 of Law No. 6,404/76.

	12/31/2014	12/31/2013

Net income for the year	664,705	910,247
(+) Depreciation of PP&E (deemed cost)	37,676	37,676
Prescribed dividends	654	-

Adjusted profit	703,035	947,923
Mandatory minimum dividends	175,759	236,981
Additional proposed dividends	-	616,152

	527,276	94,790
Remeasurement gain (loss) on subsidiaries’ pension plans	(20,597)	21,762

Income reserve - statutory reserve for working capital	506,679	116,552

The General Shareholders Meeting held on April 22, 2014 approved payment of dividends amounting to R$ 853,133, referring to net income for the year ended December 31, 2013, which were paid on December 11, 2014.

e)	Capital reserve

In 2005, shareholders increased the Company’s capital through investments in its current subsidiaries. This capital increase was divided into paid-up capital and capital reserve - Goodwill at the amount exceeding the value attributed to capital.

30.	Equity (Continued)

f)	Other comprehensive income

f.1)	Other comprehensive income - actuarial gains and losses

Pursuant to the standard IAS 19 - Employee Benefits (“IAS 19”), remeasurement gains and losses are generated by adjustments and changes in actuarial assumptions of pension and retirement benefit plans and actuarial commitments referring to the health plan must be recognized under other comprehensive income. For the year ended December 31, 2014, the Company recognized the net balance of remeasurement losses, under other comprehensive income, in the amount of R$ 42,073 (R$ 49,984 in 2013).

f.2)	Other comprehensive income - cumulative translation adjustment

Pursuant to IAS 21, which determines that the effects of exchange variation on foreign investments be recognized under other comprehensive income, for the year ended December 31, 2014 the Company recognized the amount of R$ 2,089 (R$ 1,824 in 2013) from the conversion of financial statements of foreign subsidiaries, Compañia de Transmisión Del Mercosul S.A. - CTM and Transportadora de Energia S.A. - TESA.

f.3)	Other comprehensive income - gains and losses from cash flow hedge

Pursuant to IAS 39, which determines that the effective portion of gains or losses from derivative financial instruments classified as cash flow hedge be directly recognized in equity under other comprehensive income (OCI), for the year ended December 31, 2014 the Company recognized the net amount of R$ 1,953 (R$ 15,550 in 2013) in other comprehensive income.

g)	Excess of income reserves

At December 31, 2014, the accumulated balance of income reserves is higher than the Company’s total capital stock. The General Meeting of Shareholders, to be held in April 2015, will decide on the application of these excess reserves, in order to comply with the provisions contained in Article 199 of the Corporation Law.

31.	Commitments

The Group’s main long-term-contract-related commitments are as follows:

COELCE

	Effective up to	2015	2016	2017	After 2018	Total

01º LEN	2039	239,746	252,422	264,319	4,965,445	5,721,932
02º LEE	2015	39,014	-	-	-	39,014
02º LEN	2038	10,243	10,785	11,293	398,941	431,262
03º LEN	2040	71,155	74,918	78,449	1,878,440	2,102,962
04º LEE	2016	19,339	20,362	-	-	39,701
04º LEN	2024	13,154	13,850	14,503	121,633	163,140
05º LEN	2041	121,726	128,162	126,846	2,574,219	2,950,953
06º LEN	2025	3,065	3,227	3,379	33,143	42,814
07º LEN	2042	22,303	23,483	6,058	77,832	129,676
08º LEN	2041	1	1	1	37	40
10º LEN	2044	19,567	20,602	21,573	1,144,067	1,205,809
11º LEN	2044	37,205	39,172	41,019	2,175,334	2,292,730
12º LEE	2016	43,199	45,483	-	-	88,682
12º LEN	2043	197,341	207,776	217,568	5,597,928	6,220,613
13º LEE	2019	197,510	207,953	217,754	465,346	1,088,563
14º LEE	2017	42,970	45,242	47,375	-	135,587
16º LEN	2047	-	-	-	1,898,641	1,898,641
17º LEN	2035	-	6,303	6,601	185,345	198,249
18º LEN	2047	-	-	-	3,075,046	3,075,046
ANGRA	2019	55,536	58,313	61,228	130,847	305,924
Belo Monte	2044	3,233	56,658	158,711	8,768,545	8,987,147
Endesa Fortaleza	2023	632,616	657,921	684,238	4,720,073	6,694,848
Cota	2042	108,235	113,647	119,329	5,932,018	6,273,229
Jirau	2042	7,780	8,191	8,577	373,941	398,489
PROINFA	2025	55,968	58,766	61,705	604,837	781,276
Santo Antonio	2041	13,563	14,281	14,953	651,913	694,710
Wobben	2019	4,567	1,712	1,707	3,398	11,384

Total		1,959,036	2,069,230	2,167,186	45,776,969	51,972,421

EE - Leilão de Energia Existente.

LEN - Leilão de Energia Nova

31.	Commitments (Continued)

Ampla Energia

	Effective up to	2015	2016	2017	2018	After 2018	Total

Angra	2032	60,918	63,391	65,952	68,643	1,313,619	1,572,523
Bilateral	2022	52,851	56,488	58,920	61,625	276,293	506,177
CCGF	2032	120,935	144,725	150,099	156,224	2,992,404	3,564,387
ITAIPU	2023	368,583	387,127	394,796	420,866	2,377,334	3,948,706
Proinfa	2030	67,237	69,967	72,794	75,764	1,189,956	1,475,718
CCEAR 2006	2013	-	-	-	-	-	-
CCEAR 2007	2014	-	-	-	-	-	-
CCEAR 2008 - Energia Existente	2015	53,342	-	-	-	-	53,342
CCEAR 2008 - Energia Nova	2037	2,275	2,377	2,465	2,566	74,513	84,196
CCEAR 2008 - Energia Nova	2022	20,110	20,999	21,791	22,679	100,410	185,989
CCEAR 2009 - Energia Existente	2016	49,603	51,875	-	-	-	101,478
CCEAR 2009 - Energia Nova	2038	28,577	29,854	30,968	32,230	1,007,628	1,129,257
CCEAR 2009 - Energia Nova (A-3)	2023	40,130	41,903	43,484	45,257	255,619	426,393
CCEAR 2010 - Energia Nova	2039	50,878	53,152	55,135	57,382	1,926,807	2,143,354
CCEAR 2010 - Energia Nova	2024	62,354	65,108	67,565	70,319	486,766	752,112
CCEAR 2011 - Energia Nova	2040	26,939	28,143	29,193	30,383	1,093,644	1,208,302
CCEAR 2011 - Energia Nova	2025	32,304	33,731	35,004	36,431	300,363	437,833
CCEAR 2012- Energia Nova	2041	83,165	89,005	92,325	96,088	3,699,658	4,060,241
CCEAR 2012- Energia Nova	2026	91,440	95,478	99,081	103,121	992,136	1,381,256
CCEAR 2013- Energia Nova	2042	58,448	79,673	82,649	86,017	3,536,397	3,843,184
CCEAR 2013- Energia Nova	2027	87,806	91,683	95,144	99,022	1,094,566	1,468,221
CCEAR 2014 - Energia Existente (12M)	2014	-	-	-	-	-	-
CCEAR 2014 - Energia Existente (18M)	2015	2,071	-	-	-	-	2,071
CCEAR 2014 - Energia Existente (36M)	2016	31,690	33,106	-	-	-	64,796
CCEAR 2014 - Energia Existente (13LEE)	2019	152,140	158,937	164,873	171,591	178,614	826,155
CCEAR 2014 - Energia Existente (14LEE)	2017	27,373	28,594	29,662	-	-	85,629
CCEAR 2016- Energia Nova (A-5)	2045	-	2,739	2,841	2,957	146,688	155,225
CCEAR 2016- Energia Nova (A-5)	2035	-	18,263	18,952	19,724	489,963	546,902
CCEAR 2017- Energia Nova (A-5)	2036	-	-	9,321	9,701	260,940	279,962
CCEAR 2017- Energia Nova (A-3)	2046	-	-	20,962	20,961	586,900	628,823
CCEAR 2018- Energia Nova	2047	-	-	-	44,213	3,451,222	3,495,435
CCEAR 2018- Energia Nova	2047	-	-	-	75,636	5,904,217	5,979,853
CCEAR 2019- Energia Nova (A-5)	2048	-	-	-	-	7,024,781	7,024,781

Total		1,571,169	1,646,318	1,643,976	1,809,400	40,761,438	47,432,301

31.	Commitments (Continued)

The amounts related to contracts for purchase of electricity represent the total amount contract by the current price at the end of 2014, approved by ANEEL.

The subsidiary CDSA maintains commitments of electricity supply entered into with free customers and distributors through Contracts of Purchase and Sale of Electricity under Regulated Environment (CCEAR).

	2015	2016	2017	2018	2019	After 2019

Supplies energy	564,378	481,267	503,272	517,092	545,033	3,035,803

CGTF maintains commitments of electricity supply entered into with the related party COELCE, with which they have an exclusive long-term electricity supply contract.

	2015	2016	2017	2018	2019	After 2019

Supplies energy	860,106	877,530	928,418	972,380	1,016,378	4,522,664

Net Revenue	627,878	640,597	677,746	709,837	741,956	3,301,545

32.	Post-employment benefits

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

The retirement and pension benefit plans are actuarially evaluated in order to measure the sponsor’s commitments with benefit plans offered to its employees and former employees. The balance recorded at December 31, 2014, in the amount of R$ 455,033 (R$ 393,339 in 2013), corresponds to the total liabilities of the sponsor in relation to the plan of benefits.

32.	Post-employment benefits (Continued)

   Subsidiary Ampla Energia (Continued)

The plans managed by subsidiary have the following key characteristics:

a)	Supplementary Retirement Plan - PCA (Defined Benefit)

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

At December 31, 2001, the subsidiary Ampla Energia recorded actuarial deficit amounting to R$ 118,221, presented in the Supplementary Retirement Plan (PCA), in accordance with CVM Rule No. 371 of December 13, 2000. This deficit was supported by the contract executed on January 1, 2002 with BRASILETROS, setting forth that the deficit would be amortized within 20 years with a grace period of 2 and a half years at a 6% interest rate per annum, plus INPC variations.

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

32.	Post-employment benefits (Continued)

Subsidiary Ampla Energia (Continued)

c)	Retiree’s health care plan (PAMA)

Ampla Energia is obliged to grant health care benefits only to former employees who were dismissed up to December 31, 1997 and who evidenced their absence through the public pension system. These benefits are optional and covered by Ampla Energia and the users on a pre-paid basis.

The plan is managed by Unimed Leste Fluminense by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The cost is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

The plan may be divided into 3 different groups, which share the same policy:

—

Assets - the plan is granted to employees and dependents. The cost collected from employees is determined by Ampla Energia according to the table broken down into three age ranges, collected by family group or family members. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law No. 9,656.

—

Retirees Law No. 9,656 - the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No. 9,656. The cost is directly collected by Unimed, the plan’s manager, and contributions per capita are structured by age range.

—

Retirees PDI - the group of retirees and dependents who enjoy the benefit to remain in the plan, and the costs are determined according to the same rules applied to that of employees, that is, contribution tables with three age ranges, collected by family group or family member in the plan.

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

Retirement and pension benefit plans are actuarially assessed in order to measure sponsor’s commitments to benefit plans offered to its employees and former employees. The balance recorded at December 31, 2014 in subsidiary Ampla Energia, amounting to R$ 445,033 (R$ 393,339 in 2013), corresponds to total sponsor’s obligations for benefit plans. Based on IFRIC 14 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, total liabilities include actuarial debt agreements that subsidiary Ampla Energia entered into with Brasiletros, in order to equate deficits of both PCA and PACV plans, since the sponsor assumes the responsibilities of these plans in accordance with current legislation.

32.	Post-employment benefits (Continued)

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

Plan benefits include:

—	Supplement to disability retirement.
—	Supplement to retirement for contribution time.
—	Supplement to retirement by age.
—	Supplement to special retirement.
—	Supplement to reclusion support.
—	Supplement to pension for death.
—	Supplement to annual bonus.

The mathematical calculation referring to supplementary retirement and pension benefits of BD plan adopts the projected unit credit.

On June 30, 1999, a debt contract was executed, thus consolidating all debts from retentions and delays on transfer of obligations and financial charges by the subsidiary. On June 30, 2007, a third amendment was executed, according to CGPC Resolution No. 17/96 of the Ministry of Social Security. This contract was paid in 14 semi-annual and successive installments, starting December 31, 2007 and conclude on June 30, 2014 (R$ 12,824 in 2013).

32.	Post-employment benefits (Continued)

Subsidiary COELCE (Continued)

c)	Health Care Plan

The health care plan, managed by Unimed Fortaleza, is rule by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The costing is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

The plan may be divided into 3 different groups which share the same policy:

—

Assets - the plan is granted to employees and dependents. The cost collected by the plan’s manager is partially covered by COELCE, subject to the contribution proportion determined based on the related salary range. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law No. 9,656.

—

Retirees Law No. 9,656 - the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No. 9,656. The cost is directly collected by Unimed, the plan’s manager, according to the plan rules.

—	Special retirees - a closed group of retirees and dependents, partially borne by COELCE (60%), as a result of negotiations ratified by way of a collective agreement.

d)	Benefit of payment of FGTS fine upon retirement

Pursuant to the collective agreement in force, for retirement cases in any categories, in the event of termination of the employee agreement, the employee will be entitled to receive the fine equal to 40% of the FGTS balance for termination purposes, as set forth in the Act of Temporary Constitutional Provisions (ADCT).

Currently, BD and CD plans of subsidiary COELCE have a total actuarial surplus of R$ 147,257 at December 31, 2014. Actuarial surplus is not accounted for since, in accordance with the rules of the Brazil’s National Supplementary Pension Board (CNPC) – CGPC Resolution No. 26/2008, as amended by CNPC Resolution No. 09/2012, any economic benefits for the sponsor may only be required if the contingency reserve is recognized at its maximum percentage, which is 25% of mathematical reserves, in order to ensure financial balance of the plan due to volatility of these obligations. Surplus may only be used by the sponsor as from such limit to cover future contributions or to be reimbursed thereto. For subsidiary COELCE, this was below 5% at December 31, 2014. For health care plans and FGTS for 2014, liabilities totaled R$ 91,082.

32.   Post-employment benefits (Continued)

    Reconciliation of opening and ending balances of the present value of the obligation

	Ampla Energia		COELCE		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Present value of actuarial obligations at the beginning of the year	(933,485)	(1,169,274)	(817,861)	(964,017)	(1,751,346)	(2,133,291)
Cost of current services	(1,231)	(1,515)	424	(2,892)	(807)	(4,407)
Cost of interest	(109,714)	(110,391)	(97,120)	(91,449)	(206,834)	(201,840)
Participants’ contribution	(29)	(28)	(2,089)	(4,956)	(2,118)	(4,984)
Benefits paid	88,353	80,561	60,038	63,320	148,391	143,881
Actuarial gain/(loss)	(65,092)	267,162	(48,366)	182,132	(113,458)	449,294

Total present value of actuarial obligation	(1,021,198)	(933,485)	(904,974)	(817,862)	(1,926,172)	(1,751,347)

    Reconciliation of opening and ending balances of the fair value of plan assets

	Ampla Energia		COELCE		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Fair value of plan assets at the beginning of the year	540,146	688,378	910,871	1,006,903	1,451,017	1,695,281
Interest income on assets	63,192	65,192	110,589	96,993	173,781	162,185
Participants’ contribution	29	28	2,089	4,956	2,118	4,983
Sponsors’ contribution	48,820	40,962	25,395	21,715	74,215	62,678
Benefits paid in the year	(88,352)	(80,561)	(60,038)	(63,320)	(148,390)	(143,881)
Actuarial return	82,572	(173,853)	(27,756)	(156,376)	54,816	(330,229)

Fair value of plan assets at the end of the year	646,407	540,146	961,150	910,871	1,607,557	1,451,017

Reconciliation of present value of the obligation and the plan assets value, with assets and liabilities recorded in the balance sheet

	Ampla Energia		COELCE		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Present value of actuarial obligations	(1,021,198)	(933,485)	(904,974)	(817,862)	(1,926,172)	(1,751,347)
Fair value of assets	646,407	540,146	961,150	910,871	1,607,557	1,451,017

Present value of obligations exceeding Fair value of assets	(374,791)	(393,339)	56,176	93,009	(318,615)	(300,330)

Effect of limit for asset recognition	-	-	(147,258)	(177,515)	(147,258)	(177,515)

Net actuarial assets/(liabilities) (*)	(374,791)	(393,339)	(91,082)	(84,506)	(465,873)	(477,845)

Debt raised	(70,242)		-	(12,824)	(70,242)	(12,824)

Net actuarial assets/(liabilities) calculated	(445,033)	(393,339)	(91,082)	(97,330)	(536,115)	(490,669)

(*) The amount for the Ampla Energia comprises the balance of the contracted debt

32.   Post-employment benefits (Continued)

    Expenses recorded in income statements

	Ampla Energia		COELCE		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Current service cost	1,260	1,543	1,665	7,848	2,925	9,391
Participants’ contribution	(29)	(28)	(2,089)	(4,956)	(2,118)	(4,984)

Service cost	1,231	1,515	(424)	2,892	807	4,407

Net interest on the net defined benefit liability/(asset)	46,522	48,817	8,587	11,965	55,109	60,782

Total expenses/ (revenues)	47,753	50,332	8,163	14,857	55,916	65,189

    Percentage that each main category of plan assets represents in relation to the total fair value of plan assets

	Ampla Energia		COELCE		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Debt securities	400,662	356,306	779,064	690,238	1,179,726	1,046,544
Equity securities	134,592	119,613	70,244	118,159	204,836	237,772
Real estate	92,341	47,025	90,071	63,586	182,412	110,611
Others	18,811	17,202	21,771	38,888	40,582	56,090

Fair value of plan assets	646,406	540,146	961,150	910,871	1,607,556	1,451,017

    Total amounts recorded in other comprehensive income

	Ampla Energia		COELCE		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Actuarial (gain)/loss	65,092	(267,162)	48,366	(182,132)	113,458	(449,294)
Actuarial (gain)/loss	(82,572)	173,853	27,756	156,376	(54,816)	330,229
Change in recognized restrictions of assets	-	-	(52,313)	59,222	(52,313)	59,222
Change in adjustment for debt recognition	70,242	-	(12,824)	(5,323)	57,418	(5,323)
Effect of adoption - IAS 19 (R1)	-	(3,617)	-	(6,951)	-	(10,568)

Total other comprehensive income in the year	52,762	(96,926)	10,985	21,192	63,747	(75,734)

    Actual return on plan assets

	Ampla Energia		COELCE		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Interest income on plan assets	63,192	65,192	110,589	96,993	173,781	162,185
Actuarial gain (loss) on plan assets	82,572	(173,853)	(27,756)	(156,376)	54,816	(330,229)

Actual return on plan assets	145,764	(108,661)	82,833	(59,383)	228,597	(168,044)

32.   Post-employment benefits (Continued)

    Actuarial amounts for current and prior years

	Ampla Energia		COELCE		Consolidated

	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Defined benefit obligation	(1,021,198)	(933,485)	(904,974)	(817,862)	(1,926,172)	(1,751,347)
Plan assets	646,407	540,146	961,150	910,871	1,607,557	1,451,017

Surplus (deficit)	(374,791)	(393,339)	56,176	93,009	(318,615)	(300,330)

Adjustments of experiences on plan liabilities	(65,092)	267,162	(48,366)	182,132	(113,458)	449,294
Adjustments of experiences on plan assets	82,572	(173,853)	(27,756)	(156,376)	54,816	(330,229)

Reconciliation of opening and closing balances of defined benefit asset ceiling effect

	Ampla Energia		COELCE		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Unrecognized asset at the start of the year	-	-	177,515	107,735	177,515	107,735
Interest on unrecognized asset recognized in P&L	-	-	22,056	10,558	22,056	10,558
Other changes in unrecognized asset due to the asset ceiling	-	-	(52,313)	59,222	(52,313)	59,222

Unrecognized asset at end of year	-	-	147,258	177,515	147,258	177,515

  The Group recognized expenses with the defined contributions plan in the amount of R$ 7,442 in 2014 (R$ 6,301 in 2013).

32.   Post-employment benefits (Continued)

Main assumptions adopted

The main assumptions adopted by the independent actuary for calculation were as follows, by its nominal amount:

	Ampla Energia				COELCE
Main actuarial assumptions	PCA	PACV	PAMA	FGTS	BD	CD	Plano de saúde	FGTS

Discount rate	12,52%	12,52%	12,52%	12,52%	12,52%	12,52%	12,52%	12,52%

Salary growth rate	9,18%	9,18%	N/A	9,18%	9,18%	9,18%	N/A	9,18%
Expected inflation rate	6,00%	6,00%	6,00%	6,00%	6,00%	6,00%	6,00%	6,00%
Adjustment of benefits granted	6,00%	6,00%	N/A	N/A	6,00%	6,00%	N/A	N/A
Overall mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Entry disability table	Light-Média	Light-Média	Light-Média	N/A	Light-Média	Light-Média	Light-Média	Light-Média
Disability mortality table	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	N/A	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	N/A

For actuarial assessment for 2014, a medical cost growth assumption (medical inflation) of 9.18% p.a. (3% p.a. in real terms) was adopted. In the previous year, this assumption had a decreasing nature, ranging from 8.66% p.a. (3% p.a. in real terms) in the first year of projection, to 6.51% p.a. (0.95% p.a. in real terms) from 2023 onwards.

For projected costs, a cost growth assumption was adopted due to aging factor of 3.00% p.a. (3.00% p.a. in 2013). An actual growth assumption was adopted for health care plan contributions of 1.50% p.a. in 2014 (1.50% p.a. in 2013). An assumption that all members will remain in the health care plan in retirement was adopted.

For balances accumulated in FGTS, a zero profitability assumption was adopted.

33.	Income tax and social contribution

The reconciliation of provision for income and social contribution taxes, calculated at tax rate, with the amounts in the income statements, is as follows:

Description	12/31/2014	12/31/2013	12/31/2012

Income before income taxes	1,155,351	1,666,211	2,035,605
Nominal rate (34%)*	392,819	566,512	692,106

Permanent additions
Profit sharing (Management)	6,090	5,260	2,573
Management’s bonus	-	280	-
Goodwill amortization of investment using equity method	7,691	2,101	-
CTM and TESA rates	-	13,748	9,186
Donations	906	1,266	783
Indirect benefits	-	-	30
Nondeductible fines	1,824	1,682	7,041
Monetary restatement on provisions for tax, civil and labor risks	-	-	953
Depreciation in accordance with Law 8,200	273	381	196
Losses	8,027	1,745	8,715
Losses on investments	36,488	-	-
Earnings on investments	(1,815)	-	4,738
No deductible depreciation expense	(9,176)	11,532	-
Nondeductible donations	1,861	675	838
Other additions	739	4,986	-

	52,908	43,656	35,053
Permanent exclusions
Amortization of goodwill and reversal of provision	(5,804)	5,368	(3,570)
Net effect of subsidiaries taxed by presumed profit (Income tax)	(64,225)	(94,446)	(104,835)

	(70,029)	(89,078)	(108,405)
Permanent deductions
Operation profit	(84,904)	(100,091)	(65,147)
PAT tax benefit	(2,890)	(2,463)	(1,778)
Cultural tax incentive	(4,750)	(3,989)	-
Sportive tax incentive	(612)	(569)	-
Additional IRPJ	(768)	(336)	-
Prior periods adjustments	-	(218)	(312)

	(93,924)	(107,666)	(67,237)
Other
Differences in foreign subsidiaries	4,426	(5,405)	(4,204)
Other	(3,491)	4,551	18,324

	935	(854)	14,120

	282,709	412,570	564,969

Current income and social contribution taxes	450,304	496,337	383,909
Deferred income and social contribution taxes	(91,484)	(32,856)	204,196
Tax incentives	(76,111)	(50,911)	(23,136)

Total income tax and social contribution	282,709	412,570	564,969

*	Income tax was calculated at a 15% rate, plus 10% surtax and social contribution tax of 9%.

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

34.	Net revenue

Electricity supply breakdown by class of consumers is as follows:

	12/31/2014	12/31/2013	12/31/2012

Billed supply	8,260,953	7,411,584	7,905,296

Unbilled supply	33,186	(36,572)	59,042

Consumers, concessionaires and authorized parties	8,294,139	7,375,012	7,964,338

Electricity supply	988,803	695,619	878,232
Low-income	273,912	252,997	328,903
Short-term electricity	-	1,891	100,624
Revenue from use of electricity grid - free consumers - resale	76,343	82,040	118,557
Revenue from over demand and reactive excess - Free customers	-	(89)	(2)
CDE Subventions - Tariff discount	294,374	217,730	-
Availability of the electricity network	164,663	182,657	252,127
RAP	311,925	270,485	264,404
Availability of the transmission network to related parties	12,768	15,794	18,260
Revenue from construction	763,142	698,047	572,735
Revenue from Portion A and other financial items	722,198	-	-
Other revenue	235,523	206,795	170,488

Gross operating revenue	12,137,790	9,998,978	10,668,666

(-) Revenue deductions
State VAT (ICMS)	(2,049,512)	(1,827,592)	(2,136,963)

Contribution Tax on Gross Revenue for Social Integration Program (PIS)	(84,413)	(84,168)	(97,093)
Contribution Tax on Gross Revenue for Social Security Financing (COFINS)	(388,909)	(327,781)	(440,955)
Service tax (ISS)	(3,713)	(3,996)	(2,979)
Quota for Global Reversion Reserve (RGR)	(15,260)	1,973	(125,956)
CCC/CDE Subventions	(50,554)	(39,480)	(270,988)
P&D and energy effectiveness	(84,314)	(74,281)	(69,511)
Ex-Isolated charges	-	(188)	(9,636)
Other taxes and contributions on revenue	(10,615)	(7,710)	(29,500)

Total revenue deductions	(2,687,290)	(2,363,223)	(3,183,581)

Total	9,450,500	7,635,755	7,485,085

35.	Operating costs and expenses

Operating expenses breakdown according to their nature is as follows:

	12/31/2014					12/31/2013	12/31/2012
	Cost of services	Selling expenses	General and administrative expenses	Others	Total	Total	Total
Personnel (including private pension plan)	(230,800)	(3,352)	(160,263)	-	(394,415)	(379,538)	(366,776)
Administrators	(1,890)	(1,632)	(4,534)	-	(8,056)	-	-
Material	(26,407)	(4,077)	(4,149)	-	(34,633)	(31,354)	(29,942)
Raw material and inputs for electricity production	(248,512)	-	-	-	(248,512)	(233,648)	(127,420)
Third-party services	(448,405)	(17,747)	(129,006)	-	(595,158)	(545,763)	(525,003)
Electricity purchased for resale	(4,357,390)	-	-	-	(4,357,390)	(2,837,970)	(2,599,878)
Transmission system charges	(376,392)	-	-	-	(376,392)	(321,758)	(610,898)
System service charges	582	-	-	-	582	(25,858)	(53,328)
Asset retirement costs	(41,367)	-	359	-	(41,008)	(94,087)	(75,482)
Impairment	-	-	-	-	-	(10,919)	-
Write-off - Decision No 367	-	-	-	-	-	(33,918)	-
Provision for inventory losses	-	-	-	329	329	(7,570)	-
Depreciation and amortization	(524,253)	-	(20,721)	-	(544,974)	(517,941)	(455,916)
Financial offsetting or use of water resources	(15,271)	-	-	-	(15,271)	(11,336)	(18,305)
Accrual for doubtful accounts	-	(57,647)	(2,615)	-	(60,262)	(98,419)	(98,970)
ANEEL inspection fee	(9,802)	-	-	(4,576)	(14,378)	(14,885)	(15,602)
Construction cost	(763,142)	-	-	-	(763,142)	(698,047)	(572,735)
Provision for contingencies	-	-	(63,557)	-	(63,557)	(48,102)	62,453
Amortization and reversal of incorporation goodwill	-	-	-	(22,622)	(22,622)	(24,720)	(27,013)
Other operating costs/expenses	(54,412)	(858)	(43,952)	(16,124)	(115,346)	(77,958)	(96,139)

	(7,097,461)	(85,313)	(428,438)	(42,993)	(7,654,205)	(6,013,791)	(5,610,954)

35.	Operating costs and expenses (Continued)

The breakdown of the electricity purchased for resale is as follows:

Description	12/31/2014	12/31/2013	12/31/2012

Itaipu Binacional	(298,418)	(261,628)	(234,519)
Enertrade Comercializadora de Energia S.A.	(50,994)	(71,627)	(39,706)
EDP Energias do Brasil S.A.	(31,733)	(2,789)	-
Tradenergy Emp. Com. Energia	(3,728)	(2,330)	-
Energest	-	(5,052)	-
Eletronuclear - account payable	-	(46,445)	-
Eletrobras termonuclear S.A. - Eletronuclear	(116,293)	(109,178)	-
Câmara de Comercialização de Energia Elétrica – CCEE	(737,652)	(249,085)	-
CCEARs - Electricity Commercialization Arrangements on Regulated Environment	(2,317,262)	(1,672,304)	(1,294,323)
Program to Foster Alternative Electric Energy Sources -PROINFA	(125,891)	(114,614)	(95,580)
QUATIARA	(3,490)	(3,478)	-
SAFIRA	(14,108)	(5,888)	-
Potency physic guarantee quotas	(169,400)	(171,152)	-
(-) Recuperation energy buying expense	195,632	83,341	-
Hydrology Risk	(350,541)	(20,939)	-
(-) Recuperation hydrology risk expense	168,871	20,939	-
Involuntary exposition	(1,208,871)	(296,109)	-
(-) Recuperation involuntary exposition expense	957,456	199,171	-
MCSD - Leftovers and Deficits Offsetting Mechanism	(79,133)	(75,246)	(215,697)
Other	(171,835)	(33,557)	(325,827)

	(4,357,390)	(2,837,970)	(2,599,878)

(*)	Availability of the generator of electricity is contracted when necessary.

36.	Financial income (expenses)

Description	12/31/2014	12/31/2013	12/31/2012

Financial income
Income from financial ,investments	163,339	151,565	120,075
Penalties and arrears surcharges	96,207	89,915	96,447
Financial income - indemnification assets	-	205,165	487,517
Pension fund charges	-	-	7,798
Credit updated for PIS and COFINS	269	100,671	-
Monetary restatement - CELG	-	2,891	11,530
Employer’s contribution to INSS	12,681	-	-
Other finance income	63,754	61,386	44,412

Total financial income	336,250	611,593	767,779

Financial expenses
Monetary variation	(781)	(16,043)	(16,459)
Debt charges	(116,139)	(79,656)	(108,123)
Restatement of taxes and penalties	(6,032)	(8,216)	(9,044)
Monetary restatement on provisions for tax, civil and labor risks	(101,242)	(65,065)	(68,035)
Pension plan charges	(55,109)	(50,214)	(49,984)
Interest expenses on debentures	(117,542)	(107,148)	(118,635)
Monetary variation on debentures	(57,801)	(59,380)	(52,702)
DIC / FIC indemnifications	(46,206)	(33,875)	(23,112)
Swap losses	(3,507)	(3,936)	(5,656)
Energy Effectiveness Correction and P&D Program	(1,747)	(1,609)	(2,377)
IOF and IOC	(14,734)	(6,076)	(3,505)
Fines	(36,024)	(42,859)	(65,157)
Financial restatement	-	-	(24,197)
Updated Eletronuclear - account payable	-	(8,495)	-
Indemnification assets expense	(306,060)	-	-
Updated IAS 19 (Revised)	-	(10,568)	-
Other financial expenses	(95,620)	(56,446)	(60,394)

Total financial expenses	(958,544)	(549,586)	(607,380)

Exchange variation - assets	110,797	105,620	76,621
Exchange variation - liabilities	(129,447)	(123,380)	(75,546)

Total exchange variation	(18,650)	(17,760)	1,075

Total	(640,944)	44,247	161,474

37.	Profit sharing

The Company and its subsidiaries implemented a profit sharing program based on operating and financial goals previously defined, given that these goals come from the Group’s strategic planning up to each professional’s respective area, in addition to a behavioral assessment of each employee. In 2014, profit sharing amounted to R$ 4,299 (R$ 3,811 in 2013 and R$ 3,619 in 2012). The Group’s profit sharing amount summed up to the profit sharing amount of its subsidiaries totaled R$ 39,897 in 2014 (R$ 34,419 in 2013 and R$ 31,228 in 2012).

38.	Insurance coverage

The Company’s subsidiaries main assets in service are covered by an operating risk policy of Enel Group, with amount in risk for material damages totaling R$ 4,767,288 with a limit coverage for loss of profit of R$ 1,226,750 and a general indemnification limit, per loss, of R$ 122,675 for distribution companies, and R$ 1,536,382 for other companies. The Group also takes out civil liability insurance included in Enel Corporate insurance program amounting to R$ 490,700 per loss or annual aggregate. Both programs are valid for the period from November 01, 2014 to October 31, 2015.

At December 31, 2014, Enel Brasil’s subsidiaries had the following insurance coverage:

Operating risk

Subsidiaries	Effective date	Insured amount	Maximum guarantee per loss

Ampla Energia	11/01/2014 to 10/31/2015	1,000,768	122,675
CDSA	11/01/2014 to 10/31/2015	1,305,442	1,536,382
CIEN	11/01/2014 to 10/31/2015	1,106,570	1,536,382
CGTF	11/01/2014 to 10/31/2015	679,538	1,536,382
COELCE	11/01/2014 to 10/31/2015	674,970	122,675

Civil liability

Subsidiaries	Effective date	Maximum guarantee per loss

Ampla Energia	11/01/2014 to 10/31/2015	490,700
CDSA	11/01/2014 to 10/31/2015	490,700
CIEN	11/01/2014 to 10/31/2015	490,700
CGTF	11/01/2014 to 10/31/2015	490,700
COELCE	11/01/2014 to 10/31/2015	490,700