Form 20-F
period 2015-12-31
EMPRESA NACIONAL DE ELECTRICIDAD S.A.
filed 2016-05-02
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Raúl Arteaga, phone: (56-2) 2630-9727, raul.arteaga@enel.com, Santa Rosa 76, Piso 15, Santiago, Chile

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

☐ Yes       ☒ No

Endesa Chile’s Organizational Structure (1)

As of December 31, 2015 (assuming the spin-off of Endesa Américas had occurred as of such date)

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents our economic interest in such subsidiary.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Our Chilean generation subsidiary that operates plants in the SING and SIC. Celta merged with Endesa Eco in November 2013 and currently operates several plants in northern Chile including Pangue, San Isidro, and those previously held by Endesa Eco.

Chilean Stock Exchanges	Chilean Stock Exchanges	The three principal stock exchanges located within Chile: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.

Chilectra Américas	Chilectra Américas S.A.	Electricity distribution company owned by Enersis Américas holding minority interests in Argentina, Brazil, Colombia and Peru.

Chilectra Chile	Chilectra S.A.	Chilean electricity distribution company owned by Enersis Chile operating in the Santiago metropolitan area.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

Endesa Américas	Endesa Américas S.A.	A related limited liability stock corporation incorporated under the laws of the Republic of Chile in connection with its demerger from us, with electricity generation operations in Argentina, Colombia and Peru, and a subsidiary of Enersis Américas.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with electricity generation operations in Chile. Registrant of this Report.

Endesa Eco	Endesa Eco S.A.	Our former Chilean subsidiary and owner of Central Eólica Canela S.A. and Ojos de Agua mini hydroelectric plant. Endesa Eco merged with Celta in November 2013.

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 60.6% beneficial owner of Enersis Chile and our ultimate parent company.

Enel Iberoamérica	Enel Iberoamérica, S.R.L.	A wholly-owned subsidiary of Enel and owner of 20.3% of Enersis Chile, which it acquired from Endesa Spain in October 2014. Enel Iberoamérica was formerly known as Enel Energy Europe S.R.L.

Enel Latinoamérica	Enel Latinoamérica S.A.	A wholly-owned subsidiary of Enel Iberoamérica and owner of 40.3% of Enersis Chile.

Enersis Américas	Enersis Américas S.A.	A related publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Peru, and is controlled by Enel. Formerly known as Enersis S.A.

Enersis Chile	Enersis Chile S.A.	Our parent company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile in connection with its demerger from Enersis S.A., with combined entities engaged primarily in the generation and distribution of electricity in Chile, and is controlled by Enel.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

GasAtacama	GasAtacama S.A.	Our subsidiary involved in gas transportation and electricity generation in northern Chile.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company which owns GasAtacama and became our subsidiary following the acquisition of an additional 50% interest in April 2014.

Gener	AES Gener S.A.	Chilean generation company and our competitor in Chile.

GNL Quintero	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG is unloaded, stored and regasified.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	Chilean national interconnected electric system.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pangue	Empresa Eléctrica Pangue S.A.	Our former Chilean subsidiary and former owner of the Pangue power station. Pangue merged with San Isidro, which merged with Endesa Eco, which then merged with Celta. As a result, Pangue is now included in Celta.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held Chilean electricity company, owner of three power stations in the Maule River basin and our subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Our former Chilean subsidiary. San Isidro merged with Pangue in May 2012 and Endesa Eco merged with San Isidro in September 2013. Celta merged with Endesa Eco in November 2013. As a result, San Isidro is now included in Celta.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendence of Electricity and Fuels, a governmental entity in charge of supervising the Chilean electricity industry.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean Superintendence of Securities and Insurance, the authority that supervises public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), which is a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

INTRODUCTION

As used in this Report on Form 20-F (the “Report”), first person personal pronouns such as “we,” “us” or “our” refer to Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the” Company”) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2015.

We are a Chilean company engaged in the electricity generation business in Chile directly and through our subsidiaries and jointly-controlled entities. As of the date of this Report, our direct controlling entity, Enersis Chile S.A. (“Enersis Chile”), beneficially owns 60.0% of our shares. Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, beneficially owns 60.6% of Enersis Chile through wholly-owned subsidiaries.

On April 21, 2016, (i) we completed the spin-off of Endesa Américas; (ii) Enersis S.A. completed the spin-off of Enersis Chile; and (iii) Chilectra S.A. completed the spin-off of Chilectra Américas. As a result of these transactions, we continue to own the Chilean assets we owned prior to the spin-off; Chilectra Chile continues to own the Chilean assets it owned prior to the spin-off; and Enersis Chile became the 60.0% beneficial owner of us. The respective spin-offs were effected by means of a division or “demerger” under Chilean law of each of Enersis S.A., Endesa Chile and Chilectra S.A. effective as of March 1, 2016, which created Enersis Chile, Endesa Américas and Chilectra Américas, respectively, and following the “demerger” of Enersis Chile, Enersis S.A. changed its name to Enersis Américas S.A. These “demergers” were followed by the distribution on April 21, 2016 of the shares of Enersis Chile, Endesa Américas and Chilectra Américas and on April 26, 2016 of the ADRs of Enersis Chile and Endesa Américas. We do not hold any remaining interest in Endesa Américas, which holds the non-Chilean assets owned by us prior to the spin-off.

The purpose of the transactions described above is to separate the generation, transmission and distribution businesses in Chile from the generation, transmission and distribution businesses in Argentina, Brazil, Colombia and Peru.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Development Units (Unidades de Fomento).

The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2015, one UF was equivalent to Ch$ 25,629.09. The U.S. dollar equivalent of one UF was US$ 36.09 as of December 31, 2015, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2015 of Ch$ 710.16 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.

The Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to maintain the Observed Exchange Rate within a desired range.

As of March 31, 2016, one UF was equivalent to Ch$ 25,812.05. The U.S. dollar equivalent of one UF was US$ 38.54 on March 31, 2016, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 669.80 per US$ 1.00.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us included in this Report are presented in Chilean pesos. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All of our subsidiaries are integrated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions. Investments in associated companies over which we exercise significant influence are included in our consolidated financial statements using the equity method. For detailed information regarding consolidated entities, jointly-controlled entities and associated companies, see Appendices 1, 2 and 3 to the consolidated financial statements.

Since the conditions established under IFRS were met by December 31, 2015, in the financial statements included in this Report, all operations regarding the former non-Chilean businesses have been presented as discontinued operations.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2015, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

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

Statistics relating to aggregate annual electricity production are expressed in GWh and based on a year of 8,760 hours, except for leap years, which are based on 8,784 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.

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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the Chilean regulatory framework of the electricity industry;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in Chile; and

•	the factors discussed below under “Risk Factors.”

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

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 is derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2015 is derived from our consolidated financial statements not included in this Report. Since January 1, 2009, our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Amounts are expressed in millions, except for ratios, operating data, shares and ADS (American Depositary Shares) data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2015, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 710.16 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.

For more information concerning historical exchange rates, see “— Exchange Rates” below.

The following tables set forth our selected consolidated financial data for the years indicated and the operating data by country:

	As of and for the year ended December 31,
	2015(1)	2015	2014	2013(2)
	(US$ millions)			(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	2,174	1,543,810	1,230,975	970,037
Operating expenses(3)	(1,608)	(1,141,991)	(978,713)	(700,715)
Operating income	566	401,819	252,262	269,322
Financial expense, net	(161)	(114,252)	(77,345)	(73,995)
Total net on sale of non-current assets not held for sale	6	4,015	42,652	2,514
Other non-operating income	13	8,905	(54,353)	24,309

Income before income tax	423	300,487	163,216	222,150
Income tax	(108)	(76,656)	(94,058)	(36,995)
Income from continuing operations	315	223,831	69,158	185,155
Income from discontinued operations	579	411,190	489,919	378,351
Net income	894	635,021	559,077	563,506

Net income attributable to shareholders of the Company	553	392,868	276,027	353,927

Net income attributable to Minority interests	341	424,153	283,050	209,579
Net income from continuing operation per Share, basic and diluted (Ch$/US$ per share)	0.04	25.89	6.81	21.11
Net income (loss) from continuing operation per ADS (Ch$/US$ per ADS)	1.09	776.70	204.30	633.30
Net income per Share, basic and diluted (Ch$/US$ per share)	0.07	47.90	33.49	43.15
Net income operation per ADS (Ch$/US$ per ADS)	2.02	1,437.00	1,004.70	1.294.50
Cash dividends per Share (Ch$/US$ per share)	0.03	20.40	21.58	14.29
Cash dividends per ADS (Ch$/US$ per ADS)	0.86	611.9	647.4	428.7
Number of shares of common stock (millions)		8,202	8,202	8,202
Number of ADS (millions)(4)		11	9	10

Consolidated Statement of Financial Position Data
Non-current assets and disposal groups held for sale or distribution to owners		3,889,706	7,979	0
Total assets	10,249	7,278,770	7,237,672	6,762,125
Non-current liabilities	1,700	1,207,005	2,321,048	1,935,919
Liabilities associated with disposal groups held for sale or distribution to owners		1,851,784	5,490	0
Equity attributable to shareholders of the parent company	3,729	2,648,190	2,700,280	2,651,968
Equity attributable to minority interests	1,261	895,700	823,606	935,846
Total equity	4,990	3,543,890	3,523,886	3,587,814
Capital stock(5)	2,165	1,537,723	1,537,723	1,537,723
Other Consolidated Financial Data
Capital expenditures (CAPEX)(6)	757	537,805	421,314	292,017
Depreciation, amortization and impairment losses(7)	162	115,042	113,766	92,577

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 710.16 per U.S. dollar, as of December 31, 2015.
(2)	Restated as a result of the application of IFRS 11.
(3)	Operating expenses include selling and administration expense.
(4)	As of December 31 of each year.
(5)	Includes share premium.
(6)	CAPEX figures represent effective payments for each year.
(7)	For further detail please refer to Notes 9C and 28 of the Notes to our consolidated financial statements.

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011
OPERATING DATA
Installed capacity (MW)(1)	6,351	6,351	5,571	5,571	5,221
Generation (GWh)(1)	18,294	18,063	19,438	19,194	19,296

(1)	The 2014 and 2015 data includes the capacity and generation of GasAtacama, as a result of its consolidation. Prior to 2014, GasAtacama was excluded.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso). These exchange rate fluctuations affect the price of our American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank of Chile has the authority to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions that must be carried out through the Formal Exchange Market.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2015, the U.S. dollar Observed Exchange Rate was Ch$ 710.16 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-end
Year ended December 31,
2015	597.10	715.66	654.66	710.16
2014	527.53	621.41	573.70	606.75
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
2011	455.91	533.74	483.45	519.20
Month ended
March 2016	669.80	694.82	n.a.	669.80
February 2016	689.18	715.41	n.a.	694.17
January 2016	710.37	730.31	n.a.	710.37
December 2015	693.72	711.52	n.a.	710.16
November 2015	688.94	715.66	n.a.	711.20
October 2015	673.91	695.53	n.a.	690.32

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of April 28, 2016, the U.S. dollar Observed Exchange Rate was Ch$ 663.40 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the devaluation of the year-end Chilean peso in 2015, one determines the percent change between the reciprocal of Ch$ 606.75, the value of one U.S. dollar as of December 31, 2014, or 0.001648, and the reciprocal of Ch$ 710.16, the value of one U.S. dollar as of December 31, 2015, or 0.001408. In this example, the percentage change between the two periods is negative 14.6%, which represents the 2015 year-end devaluation of the Chilean peso against the 2014 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2011 through December 31, 2015, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2015	710.16	(14.6)
2014	606.75	(13.5)
2013	524.61	(8.5)
2012	479.96	8.2
2011	519.20	(9.9)

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

A financial or other crisis in any region worldwide can have a significant impact in Chile, and consequently, may adversely affect our operations as well as our liquidity.

Chile is vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect its growth. If the Chilean economy experiences lower than expected economic growth or a recession, it is likely that our customers will demand less electricity and that some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political crises in other parts of the world could also adversely affect our business. For example, instability in the Middle East or in other oil producing regions could result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, an international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions. A financial crisis could also diminish our ability to access the Chilean and international capital markets or increase the interest rates available to us. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.

All of our operations are located in Chile. Accordingly, our consolidated revenues may be affected by the performance of the Chilean economy. If local, regional or worldwide economic trends adversely affect the Chilean economy, our financial condition and results from operations could be adversely affected. Moreover, insufficient cash flows for our subsidiaries could result in their inability to meet debt obligations and the need to seek waivers to comply with restrictive debt covenants.

During 2015, the Chilean economy was affected by (i) the economic uncertainty derived from the global contraction in several commodities markets, such as copper, which has affected the exchange rate evolution and caused the Chilean peso to further depreciate, (ii) several law reforms still under discussion by the Chilean authorities (labor, education, among others), and (iii) the possibility of a reform to the Chilean Constitution.

The Chilean government has exercised in the past, and continues to exercise, a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. For example, in September 2014, the Chilean government approved the progressive increase of the corporate income tax and a change in the tax system, which may have an additional negative effect upon non-Chilean holders of shares or ADSs. On February 8, 2016, Law 20,899 was enacted, which made adjustments to this tax reform. For further details regarding Chilean tax considerations, please refer to “Item 10. Additional Information — E. Taxation.” Other governmental actions could involve wage, price and tariff rate controls and other interventionist measures, such as expropriation or nationalization.

Future adverse developments in Chile or changes in policies regarding tariffs, exchange controls, regulations and taxation may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition. Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances, could also reduce our profitability. In addition, Chilean financial and securities markets are influenced by economic and market conditions in other countries and may be adversely affected by events in other countries, which could adversely affect the value of our securities.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants, transmission assets, pipelines, liquefied natural gas (“LNG”) terminals and re-gasification plants, storage and chartered LNG tankers. Our facilities may be damaged by earthquakes, flooding, fires, and other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximums.

As an example, on February 27, 2010, Chile experienced a major earthquake in the Bío-Bío region, with a magnitude of 8.8 on the Richter scale, followed by a very destructive tsunami. Our Bocamina I and Bocamina II thermal generation units, which are located near the epicenter, sustained significant damage as a result of the earthquake. More recently, on September 16, 2015, Chile experienced an 8.3-magnitude earthquake in the Coquimbo region, followed by a tsunami, though there was no significant damage to any of our power facilities.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2015, our consolidated debt totaled Ch$ 845 billion. Our debt had the following maturity profile:

•	Ch$ 18 billion in 2016;

•	Ch$ 16 billion from 2017 to 2018;

•	Ch$ 15 billion from 2019 to 2020; and

•	Ch$ 796 billion thereafter.

Some of our debt agreements are subject to (1) financial covenants, (2) affirmative and negative covenants, (3) events of default and (4) mandatory prepayments for contractual breaches, among other provisions. A significant portion of our financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds and applicability with respect to subsidiaries that could give rise to such a cross default.

In the event that we or our subsidiaries breach any of these material contractual provisions, our creditors and bondholders may demand immediate repayment, and a significant portion of our or our subsidiaries’ indebtedness could become due and payable.

We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make the payments due on our or our subsidiaries’ indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, we may be unable to sell our assets quickly enough, or at sufficiently high prices, to enable us to make such payments.

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

Approximately 55% of our consolidated installed generation capacity in 2015 was hydroelectric. Accordingly, extreme hydrological conditions and climate change could adversely affect our business, results of operations and financial condition. In the last few years, our results were affected due to the fact that hydrological conditions in Chile have been below the historical average.

In addition, the below-average hydrological conditions not only reduced our ability to operate our hydroelectric plants at full capacity, but also resulted in increased water transportation costs for the operation of the San Isidro thermal power plant for cooling purposes. While we have entered into certain agreements with the Chilean government and local farmers regarding the use of water for hydroelectric generation purposes, especially during periods of low water levels, if drought conditions persist or become worse, we may face increased pressure by the Chilean government or other third parties to further restrict our water use (for further details regarding water agreements, please refer to “Item 4. Information on the Company—B. Business Overview—Operations— Water Agreements”).

Droughts also affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, in the following manner:

•	During drought periods, thermal plants are used more frequently. Thermal plant operating costs can be considerably higher than those of hydroelectric plants. Our operating expenses could increase during these periods. In addition depending on our commercial obligations, we may need to buy electricity at spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts. For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects— A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition—a. Hydrological Conditions.”

•	Our thermal plants require water for cooling and droughts not only reduce the availability of water, but also increase the concentration of chemicals, such as sulfates in the water. The high concentration of chemicals in the water we use for cooling increases the risk of damaging the equipment at our thermal plants as well as the risk of violating environmental regulations. As a result, we have had to purchase water from agricultural areas that are also experiencing shortages of water. These water purchases may increase our operating costs and also require us to further negotiate with the local communities.

•	Thermal power plants burning natural gas generate emissions such as sulfur dioxide (SO2) and nitrogen oxide (NO) gases. When operating with diesel, they also release particulate matter into the atmosphere. Coal fired plants generate emissions of SO2 and NO. Therefore, greater use of thermal plants during periods of drought increases the risk of producing a higher level of pollutants.

In addition, according to certain weather forecast models, the drought that is affecting the regions where most of our hydroelectric plants are located may last for an extended period and may recur in the future. A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

Governmental regulations may adversely affect our business.

We are subject to extensive regulation on the tariffs we charge to our customers and on other aspects of our business, and these regulations may adversely affect our profitability. For example, the Chilean government can impose electricity rationing during droughts or prolonged failures of power facilities. During rationing, if we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity at the spot price, as even a severe drought does not release us from our contractual obligations as a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Chilean National Energy Commission (Comisión Nacional de Energía or “CNE”). This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions. If we are unable to buy enough electricity at the spot price to comply with our contractual obligations, we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price. Rationing periods have occurred in the past and may occur in the future. Our generation subsidiaries may be required to pay regulatory penalties if they fail to provide adequate service under their contractual obligations. Material rationing policies imposed by Chilean regulatory authorities could adversely affect our business, results of operations and financial condition.

Electricity regulations issued by governmental authorities in Chile may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs.

The inability of any company in our consolidated group to collect revenues sufficient to cover operating costs may affect the ability of that company to operate as a going concern and may otherwise have an adverse effect on our business, financial results and operations.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities and, some of these changes could have a material adverse impact on our business and affect our results. For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights. In addition, the Chilean government is initiating a review of the current energy policies through an energy agenda presented in May 2014 and complemented in December 2015. This strategy aims to improve electricity service for the impoverished, to have 70% of national generation electricity from non-conventional renewable energy (“NCRE”) and to have 100% of new construction with energy control systems and smart energy management by 2050. However external factors, primarily commodity prices, lower local energy prices and restrictions in the transmission system, have hindered the development of NCRE projects and some unrelated companies have disposed contracts that were awarded in the last two distribution companies’ tenders. Meanwhile, Celta recorded an impairment loss of Ch$ 2.5 billion as of December 31, 2015 related to the 200 MW capacity wind project, Waiwen, since we determined that the project’s profitability is uncertain under current conditions. As a consequence, the project was abandoned.

These changes could adversely affect our business, results of operations and financial condition.

Our business and profitability could be adversely affected if water rights are denied or if water concessions are granted with limited duration.

Approximately 55% of our installed capacity is hydroelectric. We own water rights granted by the Chilean Water Authority (Dirección General de Aguas or “DGA”) for the supply of water from rivers and lakes near our production facilities. Under current law, these water rights are (i) for unlimited duration, (ii) absolute and unconditional property rights and (iii) not subject to further challenge. Chilean generation companies must pay an annual license fee for unused water rights. New hydroelectric facilities are required to obtain water rights, the conditions of which may impact design, timing or profitability of a project.

In addition, the Chilean Congress is currently discussing amendments to the Water Code in order to prioritize the use of water by defining its access as a human right that must be guaranteed by the State. The amendment will establish that water use for human consumption, domestic subsistence and sanitation will always take precedence, in both the granting and limiting the exercise of rights of exploitation. Under the proposal: (i) water use concessions would be limited to 30 years, which would be extendable with respect to water rights actually used during the 30-year period, unless the Chilean Water Authority demonstrates the water rights have not been used effectively; (ii) new non-consumptive water rights would expire if the holder does not exercise the rights within eight years; (iii) existing non-consumptive water rights which have not been used would expire within eight years from the date of enactment of the new Water Code; and (iv) late in 2015, a new requirement regarding the preservation of water flow to protect ecology for existing and future water rights was added for both consumptive and non-consumptive water use, which would reduce water availability for generation purposes. Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Regulatory authorities may impose fines on our subsidiaries, which could adversely affect our results of operations and financial condition.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures. In Chile, such fines may be imposed for a maximum of 10,000 Annual Tax Units (“UTA” in its Spanish acronym), or Ch$ 5.4 billion using the UTA as of December 31, 2015. Our electricity generation subsidiaries are supervised by local regulatory entities and may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company such as when agents are not coordinated with the system operator. In addition, our subsidiaries may be required to pay fines or compensate customers if those subsidiaries are unable to deliver electricity, even if such failure is due to forces outside of the subsidiaries’ control.

For example, in August 2014, the Chilean Superintendence of Environment (“SMA” in its Spanish acronym) fined us 8,640 UTAs (approximately Ch$ 4.5 billion) for alleged environmental violations related to the Bocamina II power plant. For further information on fines, please refer to Note 37 of the Notes to our financial statements.

We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.

In order to pay our obligations, we rely partly on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries. The ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, and contractual limitations that may be imposed by local authorities.

Historically, we have been able to access the cash flows of our subsidiaries, but future economic and political uncertainties, such as government regulations, economic conditions and credit restrictions, could affect our future results from operations, and therefore we may not be able to rely on cash flows from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions. The ability of any of our subsidiaries that are not wholly-owned to distribute cash to us may be limited by the directors’ fiduciary duties of such subsidiaries to their minority shareholders. Furthermore, some of our subsidiaries may be forced by law, in accordance with applicable regulation, to diminish or eliminate dividend payments. As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be impeded from distributing cash to us.

Contractual Constraints. Distribution restrictions included in certain credit agreements of our subsidiaries may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Generally, our credit agreements prohibit any type of distribution if there is an ongoing default.

Operating Results of Our Subsidiaries. The ability of our subsidiaries to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements of any of our subsidiaries exceed their available cash, the subsidiary will not be able to make cash available to us.

Any of the situations described above could adversely affect our business, results of operations and financial condition.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The Chilean peso has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to U.S. dollars, we generally have been and will continue to be materially exposed to fluctuations of the Chilean peso against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar.

A substantial portion of our operating cash flows is linked to U.S. dollars, and we seek to maintain debt in the same currency, but due to market conditions it may not be possible to do so. Because of this exposure, the cash generated by our subsidiaries can decrease substantially due to devaluations against the U.S. dollar. Future volatility in the exchange rate of the currency in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition.

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us. We will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 36.3 of the Notes to our consolidated financial statements.

The values of our generation business’s subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities and other factors.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts into which we have entered. We and our subsidiaries have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, the exchange rate, inflation, and the market price of electricity. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert a substantial influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel beneficially owns 60.6% of Enersis Chile’s share capital and Enersis Chile owns 60.0% of our outstanding capital stock. Enel, our ultimate controlling shareholder, has the power to determine the outcome of substantially all material matters that require shareholder votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, our dividend policy. Enel also exercises decisive influence over our business strategy and operations. Its interests may in some cases differ from those of our minority shareholders. For example, Enel conducts its business operations in the field of renewable energies in Chile through Enel Green Power S.p.A., in which we do not have an equity interest. Any present or future conflict of interest affecting Enel may be resolved against our best interests in these matters. As a consequence, our growth may be potentially limited, and our business and results of operations may be adversely affected.

Environmental regulations and other factors may cause delays, impede the development of new projects or increase the costs of operations and capital expenditures.

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

Environmental regulations for existing and future generation capacity may become stricter, requiring increased capital investments. For example, Decree 13 of the Chilean Ministry of the Environment, which was promulgated in January 2011 and published in June 2011, defined stricter emission standards for thermoelectric plants that must be met between 2014 and 2016 and stricter standards for new facilities or additional capacity. This regulation also requires the establishment of a system of continuous emission monitoring, pursuant to which thermoelectric plants must implement a monitoring system in accordance with the guidelines and protocols issued by the Chilean Superintendence of the Environment. Failure to certify the implementation of such monitoring system may result in penalties and sanctions. In September 2014, the Chilean government enacted Law 20,780 (a tax reform law), which established an annual tax on stationary power generators, such as thermal generators, tied to their emission of pollutants for the previous year. When this provision of the law enters into force in 2018, it will apply to generators with a capacity of at least 50 MW.

In compliance with these Chilean environmental regulations, all thermal plants are expected to incur in incremental investments so as to comply with the new regulations by installing abatement systems to control pollutant emissions. Any delay in the filing may constitute a violation of the regulations which established emission limits effective on June 23, 2015 or June 23, 2016 depending on the plant’s location.

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

For example, considering the likely rejection of the Environmental Impact Study of the Neltume project, we have redesigned the discharge to the lake. As a result of the redesign, we recorded a write-off of Ch$ 2.7 billion in the fourth quarter of fiscal year 2015. The original Environmental Impact Study has been withdrawn and there are studies underway to file it again. This is not related to the transmission line project, which is continuing as planned.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments, which could adversely affect our business, results of operations and financial condition.

Our business may be adversely affected by judicial decisions on environmental qualification resolutions for electricity projects in Chile.

The amount of time necessary to obtain an environmental qualification resolution for electricity generation or transmission projects in Chile has materially increased, primarily due to judicial decisions against such projects, environmental opposition, social criticism and government delays. This can cast doubt on the ability of a project to obtain such approval and increase the uncertainty for investing in electricity generation and transmission projects in Chile. The uncertainty is forcing companies to reassess their business strategies as the delay in the construction of electricity generation and transmission projects may result in a supply constraints over the next five or six years. If any plant within the system ceases operation unexpectedly, we could experience supply shortages in our system, which could lead to power cuts. Any such event could adversely affect our business, results of operations and financial condition.

Our power plant projects may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we are unable to effectively manage real or perceived issues that could negatively impact sentiments toward us, our business, results of operations and financial condition could be adversely affected.

The development of new and existing power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, all of which may impact the sponsoring company’s reputation and goodwill. For example, since December 2013, the Bocamina II power plant has encountered substantial opposition from local fishermen’s unions that claim that our facility negatively affects marine life and causes pollution, which resulted in the interruption of the operation of the power plant for more than a year. On July 1, 2015, the Bocamina II power plant resumed operations, after the approval of a new RCA in April 2015. Also, between November 23, 2015 and January 7, 2016, a new group of fishermen illegally occupied the first high-tension pylon which supports the 154 kV and 220 kV circuits owned by Transelec S.A. and serve the Bocamina I and II power plants. As a consequence, both Bocamina I and II power plants were temporarily shut down. This group claimed that they should receive the same package of benefits that we granted to the rest of fishermen in the zone. The financial effects of this illegal occupation and electricity transmission interruption amounted to US$ 3.8 million (Ch$ 2.7 billion using the 2015 year end exchange rate) of contribution margin loss between November 23, 2015 and January 7, 2016. At the level of the electrical system, this situation impacts the rising global costs of supplying demand, increasing spot prices and the anticipated use of hydroelectric reserves, which in the coming months will not be available. Such groups and other similar groups may have the ability to block our power plants and directly affect our results.

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

Several of our facilities have asbestos present in them. In April 2015, we completed the removal of the identifiable asbestos from the Bocamina I power plant. However, some Akeron Caf employees, working for the contractor removing asbestos in the power plant, reported to the regional Health Ministerial Office (“Seremi” in its Spanish acronym) that their health had been affected subsequently. According to Chilean regulations, any company that removes asbestos must present a work plan, which must be approved by the Seremi and supervised by the Workers Safety Association (Mutual de Seguridad) to avoid workers being contaminated with asbestos. After an investigation, in September 2015, the Seremi of the Bio-Bío region fined us for Ch$ 22 million because we did not meet the necessary requirements for the removal of asbestos. We appealed the decision, which is still pending. In addition, we are implementing asbestos removal plans in the Tarapacá, Huasco and Ralco power plants, which processes could also be affected by similar problems.

We may have to incur additional costs to remediate and implement our asbestos control and sanitation policy, or be subject to legal actions against us, which in turn may have a material adverse effect on our business, results of operation and financial condition.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

A large percentage of our employees are members of unions and have collective bargaining agreements that must be renewed on a regular basis. Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms we view as unfavorable. Chilean law provides legal mechanisms for judicial authorities to impose a collective agreement if the parties are unable to come to an agreement, which may increase our costs beyond what we have budgeted.

In addition, we employ many highly-specialized employees, and certain actions such as strikes, walk-outs or work stoppages by these employees, could adversely impact our business, results of operations and financial condition as well as our reputation.

Interruption or failure of our information technology and communications systems or external attacks to or breaches of these systems could have an adverse effect on our operations and results.

We depend on information technology, communication and processing systems (“IT Systems”) to operate our businesses, the failure of which could adversely affect our business, results of operations and financial condition.

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

In the last few years, global cyber attacks on security systems, treasury operations, and IT Systems have intensified. We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. During 2014, we suffered two cyber attacks perpetrated by a cyber-terrorist group, which impacted our websites. In one case, the attack resulted in a service interruption of 90 minutes. Further cyber attacks may occur and may affect us in the future.

We rely on electricity transmission facilities that we do not own or control. If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell. This dependence exposes us to several risks. If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results. Currently, the construction of new transmission lines is taking longer than in the past, mainly because of new social and environmental requirements that are creating uncertainty about the probability of completing the projects. In addition, the increase of new NCRE projects is congesting the current transmission system as these projects can be built relatively quickly, while new transmission projects may take longer to be built. In May 2014, the Chilean government announced the Energy Agenda, a plan established to create and execute a long-term energy policy, which includes amendments to the legal framework of the electricity transmission systems, mainly the interconnection between the Chilean Central Interconnected System (“SIC” in its Spanish acronym) and the Northern Interconnected System (“SING” in its Spanish acronym).

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of the Chilean population), due to the failure of Transelec’s 220 kV Ancoa substation. The failure led to the disruption of two 500 kV transmission lines in the SIC and the subsequent failure of the remote recovery computer software used by the independent entity that coordinates generators, transmission companies and large customers (“CDEC” in its Spanish acronym) to operate the grid. This blackout, which lasted two hours, exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase the reliability of the transmission grid.

Any such disruption or failure of transmission facilities could interrupt our business, which could adversely affect our results of operations and financial condition.

The relative liquidity and volatility of Chilean securities markets could adversely affect the price of our common stock and ADS.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets. The low liquidity of the Chilean market may impair the ability of holders of ADS to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so. Also, the liquidity and the market for our shares or ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability.

Our historical performance may not be representative of our performance after the Spin-Off.

Our historical performance might have been different if we had been a separate entity during the periods presented in our financial statements. The historical financial information included in this Report is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. There may be changes that will occur in our cost structure, funding and operations as a result of the separation of Endesa Américas from us, including increased costs associated with reduced economies of scale.

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

Empresa Nacional de Electricidad S.A. is a publicly held limited liability stock corporation organized under the laws of the Republic of Chile on December 1, 1943. Since 1943, we have been registered in Santiago with the SVS under Registration No. 0114. The Company is legally referred to by its full name as well as by the abbreviated name “Endesa Chile.” In Chile, it is also known as “Endesa,” a term that is avoided in this Report because of potential ambiguity when referring to Endesa, S.A., a related company in Spain. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-13240.

Our contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4639
Web site:	www.endesa.cl

We are an electricity utility company engaged, directly and through our subsidiaries and affiliates, in the generation businesses in Chile.

Since June 2009, Enel S.p.A. (“Enel”) has been our ultimate parent company. Enel is an international energy company operating worldwide in the power and gas markets, with a particular focus on Europe and Latin America. Enel operates in 32 countries, across four continents, with over 95 GW of net installed capacity and distributes electricity and gas through a network covering approximately 1.9 million km. Enel has 61 million customers worldwide.

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

In the Extraordinary Shareholders’ Meeting (“ESM”) held on December 18, 2015, our shareholders agreed to carry out a spin-off in order to separate the Chilean activities from those in other Latin American countries (Argentina, Brazil, Colombia and Peru). Since March 1, 2016, the new company, Endesa Américas S.A. (“Endesa Américas”) was established as a separate company and was assigned the equity interests, assets and associated liabilities of our businesses outside of Chile and we, the continuing company, only hold the Chilean businesses and assets. On April 21, 2016, we distributed to our shareholders shares of Endesa Américas in proportion to their share ownership in our Company based on a ratio of one share of Endesa Américas for each of our outstanding share.

Each of Enersis S.A. and Chilectra S.A. also conducted a demerger to separate Enersis S.A. and Chilectra S.A. into two companies. As part of the demerger, Enersis Chile S.A. and Chilectra Américas S.A. were formed on March 1, 2016 to hold the Chilean businesses of Enersis S.A. and the non-Chilean businesses of Chilectra, respectively. Enersis S.A., which changed its name to Enersis Américas S.A., and Chilectra S.A. (now referred to as Chilectra Chile) each continue to hold the non-Chilean businesses of Enersis S.A. and Chilean businesses of Chilectra, respectively.

Enersis Chile owns 60.0% of our Company and is the 99.1% owner of Chilectra Chile. Our and Chilectra’s Chile minority shareholders received their respective percentage interests in Endesa Américas and Chilectra Américas, respectively, based on a pro rata distribution of the spin-off company shares.

As of December 31, 2015, we had 6,351 MW of installed capacity, with 111 generation units, consolidated assets of Ch$ 3,389 billion and operating revenues of Ch$ 1,544 billion.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our subsidiaries in order to optimize debt and liquidity management. Generally, our operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on developing additional hydroelectric and thermal capacity to guarantee adequate levels of reliable supply while remaining focused on the environment.

For the 2016-2020 period, we expect to make capital expenditures of Ch$ 864 billion, related to investments currently in progress, maintenance of existing generation plants and in the studies required to develop other potential generation projects. For further detail regarding these projects please see “Item 4. Information on the Company— D. Property, Plant and Equipment— Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2016-2020 period and the capital expenditures incurred in 2015, 2014 and 2013:

	Estimated 2016-2020	2015	2014	2013
	(in millions of Ch$)
Capital Expenditure(1)	864,056	537,805	421,314	292,017

(1)	Capex amounts represent effective payments for each year, except for future projections.

Capital Expenditures for 2015, 2014 and 2013

Our capital expenditures in the last three years were related principally to the 350 MW Bocamina II power plant and the 150 MW Los Cóndores power plant. Bocamina II began commercial operations in October 2012. Subsequently, Bocamina II suspended operations in December 2013 due to environmental injunctions and reassumed operations in July 2015. Los Cóndores is a hydroelectric project, which began construction in 2014 with completion expected in 2018.

Investments currently in progress

Our material plans in progress include the 150 MW Los Cóndores project described above. A portion of our capital expenditures are reserved for the maintenance of existing installed capacity to increase the quality and operation standards of our facilities.

Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation with operations in Chile. Our core business is the electricity generation. We also participate in other activities which are not part of our core business. Since these non-core activities represent less than 1% of our 2015 revenues, we do not report them as separate business in this Report or in our consolidated financial statements.

The table below presents our revenues by operating segment:

	Year ended December 31,			Change 2015 vs. 2014
Revenues	2015	2014	2013
	(in millions of Ch$)			(in %)
Generation	1,543,810	1,220,555	959,776	26.5
Other businesses and intercompany transaction adjustments	—	10,420	10,261	(100.0)

Total revenues	1,543,810	1,230,975	970,037	25.4

For further financial information related to operating segments, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 33 of the Notes to our consolidated financial statements.

We own and operate 111 generation units in Chile with an aggregate installed capacity of 6,351 MW as of both December 31, 2015 and December 31, 2014.

Our consolidated electricity sales in 2015 were 23,558 GWh and our production was 18,294 GWh, an 11.4% increase and a 1.3% increase, respectively, compared to 2014.

As of December 31, 2015, we accounted for 32% of Chile’s total generation capacity, measured by the installed capacity published by CDEC-SIC. Hydroelectric installed capacity represents 54.6% of our total installed capacity in Chile, thermoelectric represents 44.2% and wind power represents 1.2%. The CDEC manages Chile’s electricity distribution. See “Item 4. Information on the Company — B. Business Overview — Electricity Industry and Regulatory Framework.”

For additional detail on our historical capacity see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following tables summarize the information relating to our electricity generation:

ELECTRICITY DATA(1)

	Year ended December 31,
	2015	2014	2013
Number of generating units(2)	111	111	105
Installed capacity (MW)(3)	6,351	6,351	5,571
Electricity generation (GWh)	18,294	18,063	19,438
Energy sales (GWh)	23,558	21,157	20,406

(1)	The 2014 and 2015 data includes GasAtacama, which has been consolidated since May 2014.
(2)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”
(3)	Total installed capacity is defined as the maximum capacity (MW), under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers, according to criteria defined by such authorities and relevant contracts.

In the electricity industry, it is common to segment the business into hydroelectric and thermoelectric generation because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, which leads to a high variable costs compared with hydro generation from reservoirs or rivers that have no marginal costs. Of our total consolidated generation in 2015, 64.7% was from hydroelectric sources, 34.5% was from thermal sources, and less than 1% was from wind energy, which is generated by the Canela I and Canela II wind farms, which are subsidiaries of Celta.

The following table summarizes our consolidated generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2015		2014		2013
	Generation	%	Generation	%	Generation	%
Hydroelectric	11,842	64.7	11,561	64.0	9,889	50.9
Thermal (1)	6,314	34.5	6,344	31.5	9,404	48.4
Other generation (2)	138	0.8	158	0.9	145	0.7

Total generation	18,294	100	18,063	100	19,438	100

(1)	The 2014 and 2015 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Other generation refers to the generation from the Canela I and Canela II wind farms.

The potential for contracting electricity is generally related to electricity demand. Customers identified as small volume regulated customers, including residential customers, are subject to government regulated electricity tariffs and must purchase electricity directly from a distribution company. These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such large volume industrial customers are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the energy price with generators based on the characteristics of the service required. Finally, the pool market, where energy is normally sold at the spot price, is not carried out through contracted pricing.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)(1)

	Year ended December 31,
	2015		2014		2013
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	17,622	80.3	15,838	74.9	14,796	72.5
Unregulated customers	4,319	19.7	4,065	19.2	4,185	20.5

Total contracted sales(2)	21,940	93.1	19,903	94.1	18,981	93.0

Electricity pool market sales	1,618	6.9	1,254	5.9	1,425	7.0

Total electricity sales	23,558	100	21,157	100	20,406	100

(1)	The 2014 and 2015 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Includes the sales to distribution companies not backed by contracts.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are established. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

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

Seasonality

While our core business is subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, may materially affect our operating results and financial condition.

The generation business is affected by seasonal changes throughout the year. During normal hydrological years, snow melts typically occur during the warmer months of October through March. These snow melts increase the level in our reservoirs. The months with most precipitation are typically May through August.

When there is more precipitation hydroelectric generating facilities can accumulate additional water to be used for generation. The increased level of our reservoirs allows us to generate more electricity with hydro power plants during months in which marginal electricity costs are lower.

In general, hydrological conditions such as droughts and insufficient rainfall adversely affect our generation capacity. For example, severe prolonged drought conditions or reduced rainfall levels in Chile caused by El Niño phenomenon reduces the amount of water that can be accumulated in reservoirs, thereby curtailing our hydroelectric generation capacity. In order to mitigate hydrological risk, hydroelectric generation may be substituted with thermal generation (natural gas, LNG, coal or diesel) and energy purchases on the spot market, both of which could result in higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

Operations

We own and operate a total of 111 generation units in Chile both directly and through our subsidiaries, Pehuenche, Celta and GasAtacama. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 54.6% of our total installed capacity in Chile. There are 22 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,808 MW, representing 44.2% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1.2% of our total installed capacity in Chile. All of our generation units are connected to SIC, except for two of Celta’s thermoelectric generation units and six of GasAtacama’s thermoelectric generation units which are connected to the Northern Interconnected System (“SING” in its Spanish acronym) in northern Chile.

For information on the installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total electricity generation in Chile (including the SIC and the SING) accounted for 26.2% of total gross electricity production in Chile during 2015.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2015	2014(1)	2013(1)
Endesa Chile	10,450	10,092	11,967
Pehuenche	2,959	2,902	2,565
San Isidro	—	—	2,546
Celta	3,614	4,553	1,564
Endesa Eco	—	—	796
GasAtacama(2)	1,270	516	—

Total	18,294	18,063	19,438

(1)	The electricity generation difference from 2013 to 2014 was primarily due to the merger of San Isidro into Endesa Eco on September 1, 2013, as well as the subsequent merger of Endesa Eco into Celta on November 1, 2013.
(2)	GasAtacama has been consolidated since May 2014.

The energy equivalent in Chilean reservoirs reached 4,409 GWh in 2015, an increase of 523 GWh, or 13%, compared to 2014 (3,886 GWh). In 2013, the energy equivalent was 3,227 GWh.

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2015		2014		2013
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	11,557	63.2	11,272	62.4	9,617	49.5
Thermal generation(1)	6,314	34.5	6,344	35.1	9,404	48.4
Wind generation – NCRE(2)	138	0.8	158	0.9	145	0.7
Mini-hydro generation – NCRE(3)	285	1.5	289	1.6	272	1.4

Total generation	18,294	100	18,063	100	19,438	100

(1)	The 2014 and 2015 data includes GasAtacama, which has been consolidated since May 2014.
(2)	Refers to the generation of the Canela I and Canela II wind farms.
(3)	Refers to the generation of Palmucho and the Ojos de Agua mini-hydroelectric plants.

Water Agreements

Water agreements refer to the right of a user to use water from a water source, such as a river, stream, pond or groundwater. In times of good hydrological conditions, water agreements are generally not complicated or contentious. However, in times of poor hydrological conditions, water agreements protect our ability to use water resources for hydroelectric generation.

We have two agreements in force with the purpose of utilizing water for both irrigation and hydroelectric generation more efficiently.

These agreements between us and the Chilean Water Works Authority (“DOH” in its Spanish acronym) are related to the water consumption during the most intense irrigation period (normally from September to April) from Laja Lake and Maule Lagoon, both located in southern Chile. We signed the first agreements with the DOH with respect to Laja Lake and Maule Lagoon on October 24, 1958 and September 9, 1947, respectively. Both basins have been severely impacted by drought conditions and high consumption over the past several years. As a result, during recent years, the Company and the DOH signed supplementary agreements that apply for special irrigation periods depending on hydrological conditions. For example, on December 9, 2015, the parties agreed on the terms for the 2015-2016 irrigation period for Laja Lake (the “Laja Agreement”) and on December 29, 2015 the parties entered into a similar agreement with respect to Maule Lagoon (the “Maule Agreement”, and together with the Laja Agreement, the “Water Agreements”). The Water Agreements: (i) preserve the level of water of the reservoirs, assuring its availability for the future and (ii) satisfy the requirements for both agricultural and hydroelectric generation usage.

According to the terms of the Laja Agreement, users are allowed to draw a fixed volume from the lake, excluding filtrations, between December 1, 2015 and November 30, 2016, for both irrigation and hydroelectric generation purposes, as follows: (i) 300 million cubic meters (“mcm”) for irrigation; (ii) 300 mcm for electricity generation, and (iii) 100 mcm unrestricted use for us, unless the agriculture sector has a need during the months of February, March and April, with the approval of the DOH. We are also entitled to draw a “variable” volume of a maximum of 200 mcm of water, to be executed in four installments, with a maximum of 50 mcm for each installment, depending of the level of the reservoir. Additionally, if by April 30, 2016, the amount allocated for irrigation purposes has not been completely used, the Laja Agreement entitles us to draw the remaining part of the unused volume of water.

According to the terms of the Maule Agreement, usage rights of water depend on the level of the reservoir. During the 2010-2014 period, a severe drought resulted in the reservoir reaching critically low levels and part of the irrigation usage rights being reduced. The Maule Agreement was signed in order to give us the flexibility to draw water during off-season periods, when electricity spot prices are lower, and at the same time avoiding potential conflicts with local farmers, preventing riots, roadblocks, and future litigation. Pursuant to the Maule Agreement, irrigation usage must occur during specific periods, based on the forecasted thaw conditions published by CDEC-SIC and the DOH, and the Maule River Watch Committee (“JVRM” in its Spanish acronym), to prevent water deficits. We may partially or totally cover the irrigation deficits from the Maule Lagoon with water from the Invernada Lagoon (part of the Maule River system), replacing the required irrigation draws from Maule Lagoon. The decision over the use of the Invernada Lagoon would be at our discretion depending on its electricity generation calendar.

We have the ability to draw a specified amount of water for irrigation at a specific time from Invernada Lagoon, which is our property, instead of water from Maule Lagoon, which is owned by the Chilean government. In exchange, for each cubic meter of Invernada Lagoon water drawn for irrigation, we will receive an extra 0.82 cubic meters of water when the Maule Lagoon level is at medium level and an extra 1 cubic meter of water when the Maule Lagoon level is at high level. During the medium level scenario, the remaining unused volume (0.18 cubic meters of water), will be stored at Maule Lagoon, increasing the reserves of the reservoir, and will be accessible in the following season according to the rights granted to all the parties to the Maule Agreement. The decision as to when and how much to use the extra water volume is solely at our discretion, and cannot exceed 30 cubic meters of water per second per month. The Maule Agreement expires on August 1, 2018, and a new agreement will be entered into based on the conditions of the Maule River system at that time.

Both Water Agreements will allow the two reservoirs to recover their accumulated water levels and to preserve water use for future years. From our point of view, these agreements allow us to use the water more efficiently, primarily in Maule Lagoon, and to avoid further litigation with the local community, especially with farmers.

Thermal Generation

Our thermal electric generation facilities use LNG, coal and to a lesser extent, diesel. This allows us to use other fuels if the price of LNG is too high, if there is a shortage of supply, or if there is another circumstance that makes LNG unavailable. In order to satisfy our natural gas and transportation requirements, we signed long-term gas contracts with suppliers that establish maximum supply amounts and prices, as well as long-term gas transportation agreements with the pipeline companies. We currently use Gas Andes (an unaffiliated entity) and Electrogas (our associate) as our suppliers. Since March 2008, all of our natural gas units operate using natural gas or diesel and since December 2009, San Isidro, San Isidro 2 and Quintero operate using LNG.

Our contract for LNG is the largest supply contract and it is based on long-term agreements with Quintero LNG Terminal (“GNLQ”) for regasification services and British Gas for supply. In July 2013, we renegotiated our LNG Sale and Purchase Agreement with British Gas and modified some conditions of the original contract. Our current LNG Sale and Purchase Agreement with British Gas runs through 2030 and is indexed to the Henry Hub/Brent commodity prices. The Company receives 29.7 TBtu of gas annually, and the contract provides the flexibility to purchase between 23.6 TBtu and 24.6 TBtu additionally, if needed. There are contingencies in the contract that would allow cancellations (for a fee), and deviations, under certain conditions. We are not dependent on any one particular source of LNG, as long as the LNG meets the contracted specifications.

Our Terminal Use Agreement, through GNLQ, is the most relevant for our LNG supply and is sufficient to meet its current needs. This contract runs through 2035, has a fixed pricing structure of 10% return on assets plus a marketing fee and allows us, through GNL Chile, to access additional supply from the spot market, if needed.

These contracts allow us to secure its long-term LNG supply at competitive prices, with significant flexibility and the addition of new capacity sufficient for its current and potential needs.

We also exercised a priority right to purchase additional regasification capacity as part of an expansion of GNLQ. This has allowed us to increase its regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day as of the date of this Report. This additional capacity will allow our San Isidro and Quintero facilities to provide additional thermal generation, to secure the regasification for future power plants, as well as develop new businesses, such as the tolling agreement signed with Gener during 2015, which has allowed us to utilize LNG in Gener’s Nueva Renca combined-cycle power plant to generate electricity.

We also contracted capacity in the LNG truck loading facility (“TLF”) in GNLQ, which has allowed it to sell natural gas to industrial customers. In August 2014, the first load of LNG was successfully delivered to MAERSK’s satellite regasification facility, first industrial customer of the Company. During 2014, a 20-year sale and purchase agreement was signed with GasValpo (a gas distribution company) to distribute natural gas using the TLF for new customers in various cities in Chile. The first stage began operations in August 2015, to supply the city of Talca (270 km south of Santiago). Additionally, during November 2015, the TLF was used to supply the cities of Coquimbo and La Serena and during December 2015, to supply the city of Los Andes. Other plants are currently in advanced construction and will start to operate during first quarter of 2016.

In January 2015, an agreement with Intergas (a gas distribution company) was signed to supply LNG by trucks to the city of Temuco (700 km south of Santiago). This supply arrangement is expected to start during May 2016

During 2015, 723 kilotons of coal were consumed by the Tarapacá and Bocamina power plants. Between January and September 2015, four loads of coal were received by the Tarapacá power plant (206 kilotons total), which had been deferred according to the terms of the Coal Sale and Purchase Agreement we entered into in September 2013 with Endesa Generación S.A., a Spanish subsidiary of Enel, to supply the Bocamina I and II units, which were stopped for 8 and 18 months respectively, until July 2015, due to judicial issues affecting the power plants during 2013 and 2014. The cost associated with these deferrals was approximately US$ 760,000.

Under Chilean law, power generation companies must demonstrate that a minimum amount of their energy sales are from NCRE. Currently, our Canela wind farms, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities. We fully complied with this obligation during 2015. The additional cost of generating electricity using NCRE facilities is being charged as a pass-through in our new contracts, which mitigates the impact to our operating income.

Total industry electricity sales increased 2.6% during 2015 as compared to 2014, with a sales increase of 1.2% in the SIC and of 7.0% in the SING, as set forth in the following table:

ELECTRICITY SALES PER SYSTEM (GWh)

	Year ended December 31,
	2015	2014	2013
Electricity sales in the SIC	49,581	49,066	47,831
Electricity sales in the SING	16,887	15,785	15,399

Total electricity sales	66,468	64,851	63,230

Our electricity sales reached 23,558 GWh in 2015 and 21,157 GWh in 2014, which represented a 35.4% and 32.6% market share, respectively. The percentage of the energy purchases to comply with our contractual obligations to third parties increased from 14.6% in 2014 to 22.3% in 2015, primarily due to more sales to regulated customers during 2015.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh) (1)

	Year ended December 31,
	2015		2014		2013
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	18,294	77.7	18,063	85.4	19,438	95.3
Electricity purchases	5,264	22.3	3,094	14.6	968	4.7

Total(1)	23,558	100	21,157	100	20,406	100

(1)	The 2014 data includes GasAtacama, which has been consolidated since May 2014.

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

In 2015, 2014 and 2013, we had 41, 46 and 50 customers, respectively. In 2015, our customers included 18 distribution companies in the SIC and 23 unregulated customers.

In addition, through our subsidiary, GasAtacama, we began exporting electricity to Argentina during February 2016. This follows the signing of an agreement during October 2015. Approximately 2.3 GWh of electricity is exported per day to Argentina using the AES Gener transmission line that connects Mejillones, Chile and Salta, Argentina. Through February 29, 2016 approximately 45 GWh had been exported to Argentina.

The most significant supply contracts with regulated customers are with Chilectra S.A. (a subsidiary of Enersis Chile) and with Compañía General de Electricidad S.A. (“CGE”), an unaffiliated entity. These are the two largest distribution companies in Chile in terms of sales.

The following table sets forth our public contracts with electricity distribution companies in the SIC for their regulated customers as of December 31, 2015:

	Year ended December 31,
	(in GWh)
Company	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Chilectra	6,873	7,110	7,180	6,745	7,129	6,795	5,114	3,855	3,840	2,952	1,485	1,485	—	—
CGE	7,350	6,883	6,469	5,694	5,597	5,589	4,670	4,621	4,674	66	—	—	—	—
Chilquinta	1,673	1,762	1,806	1,775	1,795	1,775	1,811	1,815	1,097	324	324	—	—	—
Saesa	2,541	2,374	2,309	2,146	824	872	812	806	800	1	—	—	—	—

Total	18,437	18,130	17,765	16,361	15,344	15,030	12,407	11,096	10,411	3,343	1,809	1,485	—	—

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

For the year ended December 31, 2015, our principal distribution customers were (ordered alphabetically): CGE, Chilectra Chile, Chilquinta, Emel group and Saesa group and our principal unregulated customers were (ordered alphabetically): Caserones, Compañía Minera Carmen de Andacollo, Compañía Minera Collahuasi, Grupo CAP-Compañía Minera del Pacífico and Minera Valle Central. The contracts with Grupo CAP-Compañía Minera del Pacífico were terminated on December 31, 2015.

We compete in the SIC primarily with two generation companies, AES Gener S.A. (“Gener”) and Colbún. According to the CDEC-SIC in 2015, in the SIC, Colbún had an installed capacity of 3,305 MW, of which 53.2% was thermoelectric and Gener and its subsidiaries had an installed capacity of 2,736 MW, of which 89.7% was thermoelectric. In addition, there are a number of smaller entities with an aggregate installed capacity of 4,483 MW that generate electricity in the SIC.

As of December 31, 2015, our primary competitors in the SING were E-CL (GDF Suez Group) and Gener, which have 2,147 MW and 822 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and the 780 MW GasAtacama thermal plant.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 64.3% of our installed capacity in the SIC is from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our installed thermal capacity benefits from access to gas from the GNLQ. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to comply with our contractual obligations.

Directly and through our subsidiaries, we are the principal generation operator in the SIC, with 33.9% of the total installed capacity and 42.6% of the electricity energy sales in this system in 2015.

In the SING, our subsidiaries, Celta and GasAtacama, accounted for 23.2% of the total installed capacity and 14.4% of the electricity energy sales in this system in 2015.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the Chilean electricity regulatory framework by business segment.

Gx	Unregulated Market	Spot markets with costs audited by the regulator
	Regulated	Node price public auction up to 20 years
	Capacity	Income based on contributions during
Tx	Features	Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators (“TSOs”)
Dx	Law	Administrative Concession (indefinite
	Expansion	Undefined
	Tariff review	4 years
Cx	Unregulated	> 0.5 MW
	Unregulated market	≈ 30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Cx: Trading

Industry Overview

Industry Structure

The Chilean electricity industry is divided into three business segments: generation, transmission and distribution. These business segments are carried out by publicly-owned private sector companies, in which generators also can trade energy with unregulated customers. The state’s role is circumscribed to regulation, supervision and indicative investment planning through non-binding recommendations in the case of generation and transmission. However, the indicative investment planning and construction bidding processes of the transmission system are binding.

The following chart shows the relationships among the various participants in the Chilean electricity market:

The generation segment is comprised of a group of electricity companies that own generating plants, whose energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market which operates under market-driven conditions. Generation plants sell their energy to distribution companies, unregulated customers and other generation companies, and their surpluses on the spot market.

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution. Transmission in Chile is defined as lines or substations with a voltage or tension higher than 23 kV. The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their demand, as follows: (i) unregulated customers with connected capacity of over 2,000 kW; (ii) regulated customers with connected capacity of no more than 500 kW; and (iii) customers that choose either a regulated tariff or an unregulated regime, for a minimum period of four years, available to customers whose connected capacity falls in the range of 500 kW to 2,000 kW. In January 2015, Chilean Congress approved a reform of the procurement system contained in the Chilean Electricity Law (described below), which becomes effective in 2019 and will raise the capacity limit for unregulated customers from 2,000 kW to 5,000 kW and will lower the minimum capacity from 2,000 kW to 500 kW.

The distribution companies supply regulated customers, a segment for which the price and supply conditions are the result of tender processes regulated by the CNE, and unregulated customers, with bilateral agreements between generators, whose conditions are freely negotiated and agreed upon.

In Chile, there are four separate interconnected electricity systems. The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the country, where 92.2% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located and where 6.3% of the Chilean population lives (2014 CDEC-SIC annual report). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 1.5% of the population lives.

In 2013, the Chilean government sent a proposal to modify the Chilean Electricity Law to allow the state to promote the interconnection project between the SIC and the SING. In January 2014, the proposal was approved and signed into law by the Chilean President as Law No. 20,726. The interconnection, which is being built by GDF SUEZ, is expected to be completed in by 2019.

In May 2014, the Chilean government announced the Energy Agenda in which a plan was established to create and execute a long-term energy policy. The Energy Agenda presents several courses of action and goals to achieve in the short, medium and long term. These objectives are: lower energy prices, facilitating the incorporation of non-conventional renewable energy sources and promoting the efficient use of energy.

The Energy Agenda includes a program of legal initiatives to realize those goals. Among the subjects to be addressed by this program are: “Amendments to the legal framework for procurement of electricity for regulated customers” (approved and published in the Diario Oficial in January 2015), “Amendments to the legal framework of the electricity transmission systems” (presented to Congress in August 2015, currently under study, and expected to be enacted during the third quarter of 2016), “Energy Efficiency Law” (expected to be enacted during the fourth quarter of 2016) and “Law to promote geothermal energy” (expected to be enacted during the fourth quarter of 2016).

As part of the energy agenda, Decree No. 148 (“Energía 2050 Política Energética de Chile”) was signed on December 30, 2015. Decree No. 148 approves the new long-term strategy for the electricity sector, which aims to (i) improve electricity service for the impoverished, (ii) have 70% of national electricity generation from NCRE and (iii) ensure that 100% of new construction to be built with energy control systems and smart energy management by 2050.

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

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization was carried out during the period from 1970 to 1973. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as DFL 1, allowing participation of private capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

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

DFL 1 was published in 1982 and has had few important changes since then to deal with droughts, encourage investments in transmission lines and to create long-term contracts between generation and distribution companies as part of a bid process. The present text of the law was restated as DFL 4 of 2006, and has been supplemented with a series of regulations and standards.

In January 2015, the Chilean Congress approved amendments to the legal framework for procurement of electricity by regulated customers. Among the principal changes introduced in these amendments, were:

•	Increased CNE participation in the development of tenders.

•	Additional time to call for tenders: five years in advance.

•	Allocation mechanism: Will be awarded to the lowest prices offered. These prices will be limited by a capped price that will be deemed as a reserve price and keep private until the bid price is public.

•	Reduced risk: Providers of electricity have the ability to postpone delivery of electricity in the event there are delays due to well-founded reasons not attributable to the tenderer and to request a price review, indexed to the conditions prevalent at the time which the supply is delivered.

•	Short-term contracts: Short-term procurement contracts (up to three years), with an advance of one year, have a minimum price equal to the average market price plus 50%. Additionally, within specified ranges from the average marginal cost price, marginal cost will be used.

•	Uncontracted energy: All generators within a particular system will be required to offset energy supply contract deficits in proportion to the energy they inject into the system. Each generator will receive the higher of the short-term node price or variable cost of the plant. When energy without contracts exceeds 5% of the total regulated supply, the excess will be paid by distribution companies at a price equal to marginal cost. In turn, these marginal costs will be passed on to end customers.

•	Unregulated customers: Unregulated customers capacity limit increased from 2,000 kW to 5,000 kW beginning 2019.

Currently, a new modification is under study by the Chilean Congress and is expected to be enacted during the second quarter of 2016, with the purpose of addressing two issues:

•	Planning the expansion and remuneration of the Chilean transmission systems.

•	Long-term energy planning for terms of at least 40 years by the Chilean Ministry of Energy.

•	Annual transmission system planning by the CNE.

•	Transmission network valuation process every four years.

•	Transmission network cost to be financed by unregulated and regulated consumers.

•	The creation of a new entity to coordinate the power plant operations and the transmission facilities of the Chilean electricity system (Comité Independiente del Sistema Eléctrico Nacional,“CISEN” in its Spanish acronym)

•	Independent power plant directory.

•	Attributions and resources

•	In the middle-term, due to the SING-SIC interconnection, there will be only one new operator of the Chilean electricity system.

Limits and Restrictions

The owners of the main transmission system must be constituted as limited liability stock corporations and cannot take part in the electricity generation or distribution businesses.

Individual interest in the Main Transmission System (“STT” in its Spanish acronym) by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment value of the STT. The aggregate interest of all such agents in the STT must never exceed 40% of the investment value.

According to the Chilean Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase the transparency within the different companies within the group of Enersis S.A. and its subsidiaries. The TDLC’s Resolution No. 667/2002 requires:

•	board members of Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. be elected from different and independent groups;

•	the external auditors of Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. be different for local statutory purposes;

•	Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. may not merge companies within the group which operate in electricity generation and distribution; instead, Enersis S.A. must continue to maintain both business segments separately through companies that are independent business units; and

•	Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. must remain subject to the regulatory authority of the SVS and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation.

We are subject to these restrictions. However, as stated in their by-laws, these restrictions are not applicable between Endesa Chile and Endesa Américas. In addition, these restrictions are not applicable between Enersis Americas, Endesa Americas and Chilectra Américas because these companies do not participate in markets within Chile.

Additionally, in October 2012, FNE Official Letter No. 1479 imposed additional restrictions on Empresa Nacional de Electricidad S.A., which are still applicable to Endesa Chile and Chilectra Chile after the spin-offs, stating that:

•	the controlling shareholders should refrain from designating those persons who had been directors of Chilectra Chile during the prior term as Endesa Chile directors; and

•	Endesa Chile’s management should refrain from designating employees in first and second level positions that had held the same positions in Chilectra Chile during the six months prior to their designation.

In addition, the Water Utility Services Law also sets restrictions on the overlapping of concessions in the same area, setting restrictions on the ownership of the property for water and sewage service concessions and utilities that are natural monopolies, such as electricity distribution, gas or home telephone networks.

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

Sales to Distribution Companies and Certain Regulated Customers

Under Law No. 20,018 (Ley Corta II), enacted on May 19, 2005, all new contracts between generation and distribution companies to supply electricity to regulated customers must arise from international bids. In January 2015, the Diario Oficial published Law No. 20,805, which amended the bidding process for supplying electricity to regulated customers. These amendments, among others, changed the anticipation required for the bidding process from three to five years; extended the maximum contract period from 15 to 20 years; adopted a capped price known as “reserve price” that is kept private until the bid price is made public; and allowed for the possibility to review the price awarded during the supply period, setting new procedures to assign energy without contracts and to regulate the short-term bidding process.

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

Promotion of Generation from Renewable Energy Sources

On April 1, 2008, Law No. 20,257 amended the General Electric Services Law. The purpose of the amendment was to promote the development of NCRE. This law defines the different types of technologies that qualify as NCRE and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of a certain type, and to progressively increase this percentage by 0.5 percentage points annually up to a minimum of 10% by 2024.

On October 22, 2013, Law No. 20,698 was adopted to promote the use of NCRE and modify the previously defined NCRE minimum requirements. This law establishes a mandatory share of renewable energy sources in 2025, calculated as a percentage of the total contracted energy of each generator. For contracts signed between 2007 and 2013, the target is 10% by 2024, while for contracts beyond 2013 the target is 20% by 2025.

Incentives and Penalties

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree. A severe drought is not considered a force majeure event under our service agreements.

Generation companies may also be required to pay fines to the regulatory authorities, as well as compensate electricity customers affected by shortages of electricity. The fines are related to system blackouts due to an electricity generator’s operational problems, including failures related to the coordination duties of all system agents. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at a rate known as the “failure cost” determined by the authority in each node price setting. This failure cost, which is updated semiannually by the CNE, is a measurement of how much end customers would pay for one extra MWh under rationing conditions.

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

The Chilean Constitution considers water as a national public good on which real utilization rights are defined. That is similar to holding the private property rights over water, as set forth in article 19, paragraph 24: “The rights of individuals over water, recognized or constituted in accordance with the law, grant their holders ownership over such rights.” Notwithstanding the foregoing, paragraph 24 also specifies legal limitations to those water rights.

The Chilean Congress is currently discussing amendments to the Water Code with the objective of making water use related to human consumption, household subsistence and sanitation a priority. The amendments are currently in the first stage of the legislative process in the Chilean House of Representatives and have been approved by the Mining and Energy Commission and are currently being evaluated by the Agricultural Commission. The main aspects of the amendments are as follows:

•	Granting of water rights which would be limited to a maximum period of 30 years and extendable, unless the Chilean Water Authority proves the ineffective use of resources. The extension shall be effective only for used water rights.

•	The expiration of non-consumptive water rights that were granted by law, if the holder does not exercise the right of use within eight years.

•	The expiration of non-consumptive water rights already granted, if the user does not effectively use the rights within a period of eight years from the date of enactment of the new Water Code. Only in justified cases, such as delays in obtaining permits or environmental approvals, can the term be extended for up to four years.

•	Late in 2015, there was a new requirement regarding to the preservation of an water ecological flows to protect the ecology for existing and future water rights and for both consumptive and non-consumptive water use, which would reduce the water availability for generation purposes.

Environmental Regulation

The Chilean constitution grants citizens the right to live in a pollution-free environment. It further provides that certain other constitutional rights may be limited in order to protect the environment. Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas that may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, which introduced changes to the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendence of Environment. Environmental assessment processes are coordinated by this entity and the Environmental Assessment Service. In June 2011, the Ministry of Environment published Decree 13, emission standards for thermoelectric plants applicable to generation units of at least 50 MW. The objective of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to prevent and protect the health of the population and protect the environment. Existing emission sources are required to meet emission limits as established in the regulation for MP emissions and for SO2 and NOx emissions by June 2015 in highly polluted areas and by June 2016 elsewhere.

In June 2012, Law No. 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and look into other matters that are submitted for their attention under the law. The law created three such courts, all of which are in operation.

On December 28, 2012, the Superintendence of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

On September 10, 2014, Law No. 20,780 was enacted and included charges for the emission of MP, NOx, SO2 and CO2 into the atmosphere. For CO2 emissions, the charge is US$ 5 per emitted ton (not applicable to renewable biomass generation). MP, NOx and SO2 emissions will be charged the equivalent of US$ 0.10 per emitted ton, multiplied by the result of a formula based on the population of the municipality where the generation plant is located and an additional fee of US$ 0.90 per ton of MP emitted, US$ 0.01 per ton of SO2 emitted and US$ 0.025 per ton of NOx emitted. This tax will be in effect beginning in 2018, taking into account the previous year’s emissions.

Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by the Italian company, Enel, our ultimate parent company. Enersis Chile, our controlling shareholder, owns 60.0% of our shares, and Enel beneficially owns 60.6% of Enersis Chile. Enel publicly trades on the Milan Stock Exchange. It is headquartered in Italy and is primarily engaged in the energy sector, with a presence in over 32 countries across four continents, mainly in Europe and Latin America, and generating power from power plants with over 89 GW of net installed capacity. Enel provides service to more than 61 million customers through its electricity and gas businesses through distribution networks of 1.9 million kilometers.

Endesa Chile’s Organizational Structure (1)

As of December 31, 2015 (assuming the spin-off of Endesa Américas had occurred as of such date)

(1)	Only principal operating subsidiaries are presented here. The percentage listed for each of our subsidiaries represents our economic interest in such subsidiary.

The companies listed in the following table were consolidated by us as of December 31, 2015. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies	% Economic Ownership of Main Subsidiary by Endesa Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in %)	(in billions of Ch$)
Celta(1)	96.2	710.2	61.2
Pehuenche	92.7	265.1	150.6
GasAtacama(2)	98.1	452.7	46.4

(1)	Includes Central Eólica Canela S.A.
(2)	GasAtacama has been consolidated since May 2014.

Generation Business

Celta

Celta was formed in 1995 in order to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW and a gas/fuel oil power plant with 24 MW of installed capacity. On November 1, 2013, Endesa Eco (including San Isidro and Pangue) was merged into Celta. We hold a 96.2% equity interest in Celta.

GasAtacama

GasAtacama is a generation company located in the northern region of Chile. It consists of a four-unit combined-cycle power plant with a total installed capacity of 780 MW and a gas pipeline, which allows the import of gas from Argentina. After completing the purchase of a 50% ownership interest in GasAtacama Holding in April 2014, we beneficially own 98.1% of GasAtacama’s shares. Since May 1, 2014, we have fully consolidated GasAtacama Holding and GasAtacama in our consolidated financial statements.

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

Selected Related and Jointly-Controlled Companies

GNL Quintero

GNL Quintero was incorporated in March 2007 and operates a LNG regasification facility located in Quintero Bay at which the LNG is unloaded, stored and regasified. We own 20% of GNL Quintero, and the remaining ownership interest is held by, ENAP (20%), Metrogas (20%) and Terminal de Valparaíso (20%), which is 40% owned by Enagas and Oman Oil.

As of December 31, 2015, this project has a regasification capacity of 15 million cubic meters per day and three containment tanks totaling 334,000 cubic meters LNG of storage capacity.

HidroAysén

HidroAysén was incorporated in March 2007 to develop and exploit a hydroelectric project in the Aysén Region in southern Chile. We own 51% of HidroAysén, and Colbún owns the remaining 49%. We recorded an impairment loss of Ch$ 69,067 million attributed to the fourth quarter of 2014, related to the uncertainty of recovering the investment made in HidroAysén.

Transquillota

Transquillota was formed by San Isidro and Colbún for the joint development of a 220 kV transmission line to dispatch the energy produced and to connect both the San Isidro (which is now merged with Celta, one of our subsidiaries) and Nehuenco (a subsidiary of Colbún) plants to the SIC. The 220 kV transmission line is 8 kilometers long. The property is equally divided between Celta and Nehuenco. Our economic interest in Transquillota is 48.1%.

Electrogas

Electrogas was incorporated in 1996. It offers natural gas transportation services to the Valparaíso Region of Chile, including the San Isidro and Nehuenco combined-cycle plants at Quillota. We beneficially own 42.5% of Electrogas. The remaining shareholders are Colbún and ENAP, both non-related entities.

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

Our electricity generation facilities are insured against damage due to earthquakes, fires, floods, other acts of god (but not for droughts, which are not force majeure risks, and are not covered by insurance) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of an event with a material adverse effect is remote. Claims under our insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period. The insurance coverage taken for our property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines. All insurance policies are purchased from reputable international insurers. We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

The following table identifies the power plants that we own, all in Chile, at the end of each year, by company and their basic characteristics:

			Installed Capacity As of December 31,
Company	Power Plant Name	Power Plant Type(1)	2015	2014	2013
			(in MW)
Endesa Chile	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34

	Total hydroelectric		2,290	2,290	2,290
	Bocamina	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257

	Total thermal		1,467	1,467	1,467

	Total		3,757	3,757	3,757
Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40

	Total		699	699	699
Celta(2)	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
	Pangue	Reservoir	467	467	467
	Canela I	Wind Farm	18	18	18
	Canela II	Wind Farm	60	60	60
	Ojos de Agua	Pass-through	9	9	9

	Total		1,115	1,115	1,115

GasAtacama(3)	Atacama	Combined Cycle /Natural Gas+Diesel Oil	781	781	—

	Total		781	781

Total capacity			6,351	6,351	5,571

(1)	“Reservoir” and “pass-through” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” (“GT”) or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.
(2)	San Isidro merged into Endesa Eco on September 1, 2013, and the latter remained the surviving company. Subsequently, Endesa Eco merged into Celta on November 1, 2013 and Celta was the surviving company.
(3)	Since May 1, 2014, GasAtacama has been fully consolidated following our purchase of an additional 50% interest in GasAtacama Holding. Previously, it was accounted for under the equity method and its installed capacity was not included in 2013 and a portion of 2014.

As of December 31, 2015, we received the ISO 14,001 certification for 94.5% of our installed capacity in Chile, which included our generation facilities that produced 98.1% of the total annual generation.

Project Investments

The total investment for each project described below was translated into Chilean pesos at the exchange rate of Ch$ 710.16 per U.S. dollar, the U.S. dollar Observed Exchange Rate as of December 31, 2015. Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls, unless otherwise indicated.

Projects under Construction

Los Cóndores Hydroelectric Project

Los Cóndores project will be located in the Maule region, in the San Clemente area. It consists of a 150 MW run-of-the river hydroelectric power plant, which will use water from the Maule Lagoon reservoir through a 12 km penstock. The power plant will be connected to the SIC at the Ancoa substation (220 kV) through an 87 km transmission line and will consist of two units.

The basic engineering and the Environmental Impact Statement (“DIA”, in its Spanish acronym) of the Los Cóndores optimized project were concluded in early 2011. The Environmental Qualifications Resolution (“RCA”, in its Spanish acronym) was obtained in November 2011 and the RCA of the transmission line project was granted in May 2012. In November 2014, the General Water Authority approved the waterworks permit.

During July 2015, we conducted scale model tests of the turbines. The results were satisfactory and enabled a hydraulic design, giving rise to the detailed design of the main generating equipment, a process that will take approximately eight months.

During August 2015, we participated in the assembling tests of the Tunnel Boring Machine (“TBM”), which will be used to build a 12 km headrace tunnel. By the end of 2015, all components of the TBM were received and assembly was started.

We entered into easement agreements for 218 structures, or 73.6% of the total structures required for connecting the project to the SIC. In addition, the process of notification and publication of the Electric Definitive Concession began after that the Chilean Superintendence of Electricity and Fuels issued a Resolution granting the admissibility of the concession that we presented on December 9, 2015.

The main advances in 2015 were:

•	In January 2015, we completed the first 10 meters of Tunnel Ventana Lo Aguirre.

•	In April 2015, we completed the digging of the access tunnel to the underground powerhouse (390 meters in length).

•	In July 2015, we performed the turbines scale model tests.

•	In August 2015, we completed the digging of the auxiliary tunnel to the discharge tunnel (141 meters in length).

•	In September 2015, we completed the digging of the discharge tunnel of both units that connect the underground powerhouse with the principal discharge tunnel of the power plant.

•	In November 2015, we completed the digging of the underground powerhouse.

•	In December 2015, we completed the assembly, outside the tunnel, of the complete shield of the TBM, which initiated the preparations for inserting the TBM into the tunnel. In addition, we completed 70 structural foundations required for connecting the project to the SIC, with a progress of 13.55% in the construction and 55.8% in the supplies.

Construction is expected to be completed in 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 369.883 million, of which Ch$ 101,795 million was accrued as of December 31, 2015.

Projects Under Development

We continuously analyze different growth opportunities in Chile. During 2015, our projects’ portfolio has been modified to permit flexibility in the investment decision. The focus is to have a portfolio with projects that are sustainable from a technical, environmental, social and economic perspective. Expected dates of commissioning of each of the projects are constantly reviewed and are defined based on commercial opportunities and on our financial capacity to undertake these projects. The most important projects under development are as follows:

Generation Business

Neltume Hydroelectric Project

The Neltume project is located in Los Ríos region, on the upper part of the Valdivia River basin. The Neltume project consists of a 490 MW installed capacity run-of-the-river hydro power plant. It will be connected to the SIC through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

In 2007, we started an early process of social integration in the local territory, which has been reinforced through the Indigenous Inquiry process for the communities in the territory, in order to ascertain their position on the project and comply with Convention No. 169 “Indigenous and Tribal Peoples Convention” of the International Labor Organization (“ILO”). The Indigenous Inquiry process was carried out by Environmental Evaluation Authority (“SEA” in its Spanish acronym) from the second half of 2013 until the end of December 2015. Due to this process and the engineering studies required, the Environmental Impact Study was submitted in December 2010.

This Indigenous Inquiry process indicated that there were some social and environmental controversies in the land associated with the Neltume project. As part of our new strategy of sustainability and community relations, we will develop generation initiatives in a collaborative approach with local communities. The original Environmental Impact Study was likely to be rejected, given the official announcements of various public services issued in late 2015 as well as several meetings with the authorities and in response to the concerns of residents living near Lake Neltume, we decided to study new design alternatives in order to redesign the discharge to the lake. As a consequence of this decision, we recorded a write-off of Ch$ 2.7 billion in the fourth quarter of fiscal year 2015, associated with some assets related with the original Environmental Impact Study, which was withdrawn on December 29, 2015, and other studies directly related to the original design. This is not related to the transmission line project, which is continuing as planned and there are studies underway to be filed again.

Regarding the social area, we have established a permanent working model for engaging local communities where its power plants and projects are located, supporting forum of discussion and promoting competitive funds in order to be the community and its members themselves who define which projects to develop, based on their interests and needs.

The new design for the Neltume project will require additional technical and environmental studies, a process that will be carried out by generating opportunities for collaboration and common views, as far as possible, with communities and local authorities. Our purpose is to achieve project development in a harmonious way with the territorial, social and environment framework, in line with the energy requirements of the region and the country.

We expect construction to start during 2020 and completion in 2025. This project is being financed primarily with internally generated funds. The estimated total investment is between Ch$ 500 and 800 billion, of which Ch$ 43,221 million was accrued as of December 31, 2015. This accrued amount does not include the aforementioned write-off.

Piruquina Hydroelectric Project

The Piruquina Hydroelectric project is located in Los Lagos region, on Chiloé Island, and will use water from the Carihueico river. The Piruquina project consists of an 8 MW installed capacity mini hydroelectric power plant. Its architecture provides a small connecting tunnel of approximately 200 meters. It will be connected to the SIC at the Pid-Pid substation, through a 6 kilometer 23 kV transmission line.

This project has all the engineering studies and principal permits required, as well as the favorable RCA issued on November 10, 2009 and the Hydraulic Work Permit (“PHO” in its Spanish acronym) granted on August 6, 2014 that approves and authorizes the construction of hydraulic works for the power plant.

Currently, we expect construction to start during 2016 and completion in 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 21,141 million, of which Ch$ 2,698 million was accrued as of December 31, 2015.

Ttanti Combined-Cycle Project

The Ttanti project is located in Antofagasta region, on land adjacent to the existing Atacama power plant that is located in the industrial zone of Mejillones city. The project consists of the construction of three units of natural gas combined-cycle power plant with an aggregate installed capacity of approximately 1.290 MW (430 MW each one) and would be able to use diesel oil as a backup in case of scarcity of natural gas. The power plant would be connected to SING through a 0.5 km 220 kV double circuit transmission line to the Atacama substation, which will required to be expanded for this purpose.

Currently, the project is in the environment assessment phase. On December 22, 2015, we registered the Addendum No. 1, which responded to the inquiries formulated by the SEA and we are currently waiting for the new comments that might formulate the SEA.

We expect to receive the RCA at the end of 2016. If the RCA is favorable, we expect construction to start during 2018 and completion in 2021. The estimated total investment of the first unit is Ch$ 321,653 million, of which Ch$ 677 million was accrued as of December 31, 2015.

Taltal Combined-Cycle Project

The project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy, which will considerably improve its efficiency. The Taltal power plant is located in the Antofagasta region. Currently, the existing Taltal power plant has two gas turbines of 120 MW each. The extra power to be added by the steam turbine would be approximately 130 MW and therefore, the Taltal power plant would achieve a total capacity of 370 MW and an efficiency increase. The energy produced will be supplied to the SIC through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

In December 2013, a DIA was submitted to the SEA for approval, in order to optimize the project. The main modification relates to a change in the cooling system, which was originally designed as a wet system (using sea water) and is being modified to a dry cooling system (using air condensers). During the second quarter of 2015, Addendum No. 2 was submitted, responding to the second round of observations formulated by the SEA. During the third quarter of 2015, the SEA formulated its third round of observations and we decided to postpone sending a response until the end of 2016. This decision was made to create opportunities for dialogue and work in partnership with the local community and thus, build a collaborative, transparent and constructive relationship, enabling us to benefit mutually in the development of the project.

We expect construction to start during 2018 and its commissioning is expected for 2021. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 186,106 million, of which Ch$ 2,879 million was accrued as of December 31, 2015.

Major Encumbrances

As of December 31, 2015, we have full ownership of our assets and they are not subject to material encumbrances.

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

The Canela I wind farm (18 MW, in operation since 2007) and Canela II wind farm (60 MW, in operation since 2009) are the NCRE facilities that we owned which, have contributed clean and renewable energy to the SIC. Regarding the development of CO2 emission reduction mechanisms, the projects in the Clean Development Mechanism (“CDM”) circuit were as follows:

Canela I Wind Farm: On April 3, 2009, the United Nations Framework Convention on Climate Change (“UNFCCC”) approved the registration of the Canela project as a CDM project, which recognizes that this wind farm may verify and trade credits for greenhouse gas emissions that it will avoid during its useful life. On February 24, 2014, the UNFCCC approved the issuance of credits for 44,919 tons of CO2 emissions for the operational period of 2009 through 2011. Certified Emission Reductions (“CERs”) of subsequent periods have not yet been verified.

On August 8, 2013, the Canela I wind farm achieved registration under the Gold Standard (“GS”). This allowed us to apply for the GS verification process, which would provide GS Voluntary Emission Reductions (“VER”).

Canela II Wind Farm: On August 12, 2012, the UNFCCC approved the registration of the Canela II project as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions that it will avoid during its useful life.

Detail of CDM Projects Processed in 2015

CDM project	Company/country	Position as of December 31, 2015	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)(1)

Canela I Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009. Issuance of 44,919 CERs(2) during the period from 2009 to 2011. Subsequent periods are not yet verified.	0.5713	27,251

Canela I Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Gold Standard (Voluntary Standard) since August 2013.	0.5713	27,251 (VER not yet verified) (3)

Canela II Wind Farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since August 2012. CDM procedure implemented.	0.6541	89,990

(1)	Obtained from the PDD (Project Design Document) of each project.
(2)	CER: Certified Emission Reductions.
(3)	VER: Voluntary Emission Reductions.

In compliance with the group climate change guidelines, we have secured the certification of our carbon footprint for a fourth time. The Spanish Association of Standards and Certification (Asociación Española de Normalización y Certificación or “AENOR”), an independent certification authority, acknowledged the validity of the methodology. Acknowledgement by AENOR includes verification of the group’s carbon footprint reports from 2009 to 2014. A carbon footprint is the sum of all greenhouse gases (“GHGs”) produced by a company in the course of its business activity. We are striving to reduce our emissions as part of our commitment to combat climate change. The first step involves measuring our carbon footprint.

As part of the process of calculating our carbon footprint, we plan to obtain a GHG inventory, including direct emissions associated with activities controlled by us. We also plan to obtain a GHG inventory of indirect emissions, which are not generated through sources we control but are consequences of our activities.

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

General

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our audited consolidated financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Chile. Our consolidated revenues and cash flow primarily come from our core business, electricity generation. Consolidated revenues from generation represented 100.0%, 99.2% and 98.9% of consolidated total revenues in 2015, 2014 and 2013, respectively.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in the economic conditions may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

Since May 2014, we have fully consolidated GasAtacama Holding and its subsidiaries, including GasAtacama, in our consolidated financial statements, as a result of our purchase of an additional 50% of GasAtacama Holding’s shares from Southern Cross Latin America Private Equity Fund III, L.P., which increased our economic interest to 98.1% and granted the control of this entity. Prior to this transaction, the company was recognized as jointly-controlled company.

a.	Hydrological Conditions

A substantial part of our generation capacity depends on the prevailing hydrological conditions. Our installed capacity as of December 31, 2015 and 2014 was 6,351 MW and as of December 31, 2013 was 5,571 MW, of which 54.6% and 62.2% respectively, was hydroelectric. The 780 MW increase in installed capacity between December 31, 2013 and 2014 is due to the inclusion of GasAtacama’s thermal generation capacity since May, 2014. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 11,842 GWh, 11,561 GWh and 9,889 GWh in 2015, 2014 and 2013, respectively. Our 2015 hydroelectric generation was higher than 2014 mainly due to more favorable hydrological conditions. Nevertheless, some important reservoirs are still at low levels due to several years of drought since 2010, characterized by low rainfalls and a poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of hydrology as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought. In Chile, the months that typically have the most precipitation are May through August, and the months when snow and ice melts typically are October though March, providing water flow to our lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them concentrated in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions into dry, wet, or normal, although there are many other possible scenarios well beyond these three. Extreme hydrological conditions materially affect our operating results and financial conditions. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric or thermal generation, which is constantly being defined by the CDEC to minimize the operating cost of the entire system. Pass-through hydroelectric generation is almost always the least expensive method to generate electricity and normally has a marginal cost close to zero. In the case of reservoirs, Chilean authorities assign a cost for the use of water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. This is the case of Laja Lake, which is used as a reference for the SIC. The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

Spot prices primarily depend on hydrological conditions and commodity prices. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase prices. Spot market prices affect our results since we purchase electricity in the spot market in the case that we have deficits between our contracted energy sales and our generation, and we sell electricity in the spot market if we have electricity surpluses.

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

To illustrate the effects of hydrology on our operating results, the following table describes certain hydrological conditions, their expected effects on spot prices and generation, and the expected impact on our operating income, assuming that other factors remain unchanged. In all cases, hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

Hydrological Conditions	Expected effects on spot prices and generation	Expected impact on our operating results
Dry	Higher spot prices	Positive: if our generation is higher than contracted energy sales, energy surpluses are sold in the spot market at high prices.
Negative: if our generation is less than contracted sales, there is an energy deficit and we must purchase in the spot market at high prices.
	Reduced hydro generation	Negative: less energy available to sell in the spot market.
	Increased thermal generation	Positive: increases our energy available for sale and either reduces purchases in the spot market or increases sales in the spot market at high prices.
Wet	Lower spot prices	Positive: if our generation is less than energy contracted sales, the energy deficit is covered by purchases in the spot market at low prices.
Negative: if there are energy surpluses, they are sold in the spot market at low prices.
	Increased hydroelectric generation	Positive: more energy available to sell in the spot market despite the low prices.
	Reduced thermal generation	Negative: less energy available to sell in the spot market.

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different than those shown above. For example, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year if the demand grows, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

In recent years, additional thermal capacity has helped to offset poor hydrological conditions, resulting in better operating margins. However, operations of the Bocamina I and II thermal power plants were stopped for extended periods in 2014 due to an injunction from the Court of Concepción. This shutdown would have had less impact if there had been better hydrological conditions during this period. On July 1, 2015, the plants became available for dispatch after obtaining the required authorization. Hydrological conditions were less favorable than the historical average during the period between January 2015 and July 2015. During this time, we also had reduced thermal generation due to the shutdown of Bocamina I and II, and higher spot prices than normal years that to some extent were mitigated by the reduction of commodity prices. Our generation was lower than our contracted sales, resulting in higher energy purchase costs. Since July 2015, Bocamina I and II have been available, and since August 2015 hydrological conditions have improved, and have been within the normal historical range, resulting in better operating income compared to the same period in 2014.

Hydrological conditions in 2013 were slightly drier than 2014, with fuel oil and coal being more expensive in 2013 than in 2014. We also purchased energy on the spot market at a higher price to meet our contractual obligations. Operating income, excluding depreciation, amortization and impairment losses, was similar to 2014.

b.	Selective Regulatory Developments

The regulatory framework governing our businesses has a material effect on our operating results. In particular, regulators set energy prices in the generation business, taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth.

For additional information relating to the regulatory framework, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

c.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “— Chilean economic fluctuations could affect our results of operations and financial condition as well as the value of our securities.”

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the Chilean peso may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities.

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2015		2014		2013
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	654.66	710.16	570.40	606.75	495.18	524.61

Source: Central Bank of Chile

d.	Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies with reference to the preparation of our combined financial statements under IFRS are those described below.

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

The recoverable amount is the greater of (i) the fair value less the cost needed to sell and (ii) the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets, that form part of a cash generating unit, we use value in use criteria in nearly all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units, revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying a reasonable growth rate of 4.5%, which are not increasing nor do they exceed the average long term growth rates for the particular sector.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business in Chile. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity.

The pre-tax nominal discount rates applied in 2015, 2014 and 2013 are as follows:

		Year ended December 31,
		2015		2014		2013
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	12.7%		9.6%	13.0%	8.6%	16.3%

If the recoverable amount is less than the net carrying amount of the cash generating unit , the corresponding impairment loss provision is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, any adjustments made are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 22 of the Notes to our consolidated financial statements as of December 31, 2015, we have estimated the probable outflows of resources for resolving these claims to be Ch$ 9.8 billion. We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Cash Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account that forms part of Other Comprehensive Income and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future U.S. dollar revenue streams. Such analysis may change in the future due to new electricity regulations limiting the amount of cash flows tied to the U.S. dollar.

Pension and Post-Employment Benefit Liabilities

We have various defined benefit plans for our employees. These plans pay benefits to employees at retirement and use formulas based on years of service and employee compensations. We also offer certain additional benefits for some retired employees in particular.

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include employee turnover, life expectancy, retirement age, discount rates, the future level of employee compensations and benefits, the claims rate under medical plans, and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of 100 basis points in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 0.9 billion, Ch$ 3.1 billion and Ch$ 3.0 billion as of December 31, 2015, 2014 and 2013, respectively and the effect of a decrease of 100 basis points in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 1.1 billion, Ch$ 3.6 billion and Ch$ 3.5 billion as of December 31, 2015, 2014 and 2013, respectively.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014

I. Analysis of Results from Continuing Operations

Revenues from Continuing Operations

The following table sets forth the revenues by business, as a percentage of total consolidated revenues from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(as a % of total)

Generation	100	99.2
Other businesses and intercompany transaction adjustments (1)	—	0.8

Total consolidated revenues from continuing	100	100

(1)	We consider that our revenues from continuing operations that are not related to the electricity business are immaterial and believe that they do not affect the analysis of our consolidated financial statements. These revenues came mainly from a tunnel concession, which was sold in January 2015.

The following tables set forth our total revenues from continuing operations, physical energy sales and generation (expressed in GWh), in each case for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)

Revenues	1,543,810	1,230,975	312,835	25.4

	Year ended December 31,
	2015	2014	Change	Change
	(in GWh)			(in %)

Energy Sales	23,558	21,157	2,401	11.3

	Year ended December 31,
	2015	2014	Change	Change
	(in GWh)			(in %)

Generation(1)	18,294	18,063	231	1.3

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses and defined as generation minus power plants’ own consumption, external auxiliaries, transmission and technical losses.

Revenues from generation and other businesses increased by Ch$ 312.8 billion or 25.4% in 2015 compared to 2014, primarily due to (i) Ch$153.6 billion as a result of a 16.0% increase in average energy sale prices, (ii) Ch$ 88.9 billion from increased physical sales of 2,401 GWh, an increase of 11.3%, due to both increased contractual sales, especially to distributors, and increased sales in the spot market, and (iii) Ch$69.9 billion of higher revenues contributed by GasAtacama, a consolidated entity since May 2014.

Total Operating Costs from Continuing Operations

Total operating costs consist primarily of energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs in Chilean pesos, and as a percentage of total consolidated operating costs from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in million of Ch$)	(in %)	(in million of Ch$)	(in %)
Energy purchases	320,732	28.1	288,443	29.5
Fuel consumption	327,503	28.7	305,479	31.2
Transportation costs	179,691	15.7	142,831	14.6
Depreciation, amortization and impairment loss (1)	115,042	10.1	113,766	11.6
Other expenses (1)	90,340	7.9	66,336	6.8
Employee benefit expense and others (1)	55,719	4.9	48,394	4.9
Other raw materials and consumables	52,965	4.6	13,464	1.4

Total Operating cost from Continuing Operations	1,141,992	100	978,713	100

(1)     Corresponds to selling and administration expenses.

The following table sets forth our operating costs (excluding selling and administrative expenses) from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Operating costs (excluding selling and administrative expenses)	880,891	750,217	130,674	17.4

Operating costs (excluding selling and administrative expenses) from continuing operations, increased by Ch$ 130.7 billion, or 17.4%, in 2015 compared to 2014, were mainly due to (i) Ch$ 39.5 billion of higher other variable procurement and services costs mostly attributable to (a) Ch$ 23.7 billion related to the cost of the agreement with Gener to use its Nueva Renca combined-cycle power plant, allowing us to use our available LNG and (b) Ch$ 9.4 billion of higher water transportation costs for the operation of the San Isidro power plant, (ii) Ch$ 36.9 billion of higher gas transportation costs related to additional energy purchases, (iii) Ch$ 22.0 billion of higher fuel consumption costs mainly due to higher coal consumption costs of Ch$ 16.0 billion, and (iv) increased purchases of energy in the spot market of Ch$ 32.2 billion due to higher sales.

Selling and Administrative Expenses from Continuing Operations

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses, as a percentage of total selling and administrative expenses from continuing operations, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
Selling and administrative expenses as a Percentage of Total Selling and administrative expenses	(in %)
Other expenses	34.6	29.0
Employee benefit expense and others	21.3	21.2
Depreciation, amortization and impairment loss	44.1	49.8

Total	100	100

The following table sets forth our selling and administrative expenses from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Selling and administrative expenses	261,101	228,496	32,605	14.3

Total selling and administrative expenses from continuing operations increased by Ch$ 32.6 billion, or 14.3%, in 2015 compared to 2014, mainly due to (i) higher other fixed costs of Ch$ 24.0 billion mostly attributable to increased costs related to the corporate reorganization and higher fines for sanctions and litigations and (ii) higher charges for depreciation of Ch$ 2.8 billion from the full consolidation of GasAtacama.

Operating Income from Continuing Operations

The following table sets forth our operating income from continuing operations, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Operating income	401,819	252,262	149,557	59.3
Operating margin	26.0%	20.5%	—	—

Other Results from Continuing Operations

The following table sets forth our other results from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	235	1,586	(1,351)	(85.2)
Financial costs	(64,207)	(71,617)	7,410	10.3
Profit from indexed assets and liabilities	3,600	13,926	(10,326)	(74.1)
Foreign currency exchange differences	(53,880)	(21,240)	(32,640)	n.a.

Total	(114,252)	(77,345)	(36,907)	(47.7)

Others
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	8,905	(54,353)	63,258	n.a.
Gain from other investments	4,309	42,652	(38,343)	(89.9)
Loss from sales of assets	(294)	—	(294)	n.a.

Total	12,920	(11,701)	24,621	n.a.

Total other results	(101,332)	(89,046)	(12,286)	(13.8)

Financial Results from Continuing Operations

Our net financial results for the year ended December 31, 2015 was an expense of Ch$ 114.3 billion, an increase of Ch$ 36.9 billion, or 47.7%, compared to 2014. This increase was primarily due to higher charges for foreign currency exchange differences of Ch$ 32.6 billion, mainly as a result of a devaluation of the Chilean peso against the U.S. dollar that affected the valuation of intercompany debt from Enersis Américas denominated in U.S. dollars.

Others from Continuing Operations

Our share of the profit (loss) of associates and joint venture investments accounted for using the equity method in 2015 was Ch$ 8.9 billion, an increase of Ch$ 63.3 billion as compared to 2014, primarily due to the non-recurring impairment loss of Ch$ 69.1 billion recorded in December 2014 in connection with HidroAysén project, due to our decision not to proceed with this project. This decision was based on the uncertainty of recovering the investment made in the project, mainly as a consequence of the long judicial process in order to obtain environmental approvals.

Gain from other investments was Ch$ 4.3 billion in 2015, a Ch$ 38.3 billion decrease compared to 2014. This decrease was primarily due to the non-recurring gain of Ch$ 42.6 billion recorded in 2014 arising from the revaluation of the 50% pre-existing investments in GasAtacama and the recognition of its accumulated currency exchange differences.

Income Taxes

Total income tax expense totaled Ch$ 76.7 billion in 2015, a decrease of Ch$ 17.4 billion compared to 2014. The effective tax rate was 25.5% in 2015 compared to 57.6% in 2014.

The decrease in total income tax expense and the effective tax rate was mainly due to the absence in 2015 of an adjustment recognized as a net deferred tax liability of Ch$ 60.0 billion in 2014, following the tax reform enacted in Chile on September 29, 2014, partially offset by increase of income taxes in 2015 for Ch$ 42.6 billion related to the improvement of our financial results. The 2014 tax reform established a gradual increase in the taxation rate until 2018 and is expected to slightly affect our results in the future, considering that the main impacts on deferred taxes have been already recognized.

Net Income

The following table sets forth our consolidated income from continuing operations before income taxes, income taxes, net income from discontinued operations and net income for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Operating income	401,819	252,262	149,557	59.3
Other results	(101,332)	(89,046)	(12,286)	(13.8)
Income from continuing operations before income taxes	300,487	163,216	137,271	84.1
Income taxes	(76,656)	(94,058)	17,402	18.5

Net Income from continuing operations	223,831	69,158	154,673	n.a
Net Income from discontinued operations	411,190	489,919	(78,729)	(16.1)

Net income	635,021	559,077	75,944	13.6
Net income attributable to the parent company	392,868	276,027	116,841	42.3
Net income attributable to non-controlling interest	242,153	283,050	(40,897)	(14.4)

The decrease in net income attributable to non-controlling interests of Ch$ 40.9 billion in 2015 compared to 2015 is principally from discontinued operations due to the Ch$ 56.3 billion decrease of the net income attributable to the non-controlling interests of Emgesa and to the Ch$ 11.3 billion decrease of net income attributable to the non-controlling interests of Costanera in 2015. This was partially offset by a Ch$ 32.2 billion increase of net income attributable to the non-controlling interests of El Chocón in 2015, mainly due to corresponding increases and decreases in net income of our subsidiaries contributed to Endesa Américas in the Spin-offs. The controlling and economic interest of these subsidiaries is the same in both years.

II. Analysis of Results from Discontinued Operations

The following table sets forth the revenues by geographical location, as a percentage of our total consolidated revenues from discontinued operations years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(as a % of total)
Argentina	10.8	8.7
Colombia	59.8	62.0
Peru	29.3	29.1
Chile(1)	0.3	0.4
Intercompany transaction adjustments(1)	(0.2)	(0.2)

Total revenues from discontinued operations	100	100

(1)	We consider our revenues from operations in Chile and that are not related to the electricity generation business to be immaterial and believe that they do not affect the analysis of our financial statements. Revenues that are not related to the electricity generation business come mainly from engineering services provided to our entities in Argentina and Peru.

The following tables set forth our revenues from discontinued operations, physical energy sales and generation (expressed in GWh) by geographical location, in each case for the years ended December 31, 2015 and 2014:

	Year ended December 31,
Revenues	2015	2014	Change	Change
	(in millions of Ch$)			(in %)

Argentina	140,399	105,265	35,134	33.4
Colombia	778,756	753,373	25,383	3.4
Peru	382,452	353,795	28,657	8.1
Chile	4,082	5,161	(1,079)	(20.9)
Consolidation adjustment	(2,574)	(2,035)	(539)	(26.5)

Total net revenues from discontinued operations	1,303,115	1,215,559	87,556	7.2

	Year ended December 31,
Energy Sales	2015	2014	Change	Change
	(in GWh)			(in %)

Argentina	11,968	10,442	1,526	14.6
Colombia	16,886	15,773	1,113	7.1
Peru	8,633	9,320	(687)	(7.4)

Total energy sales from discontinued operations	37,488	35,535	1,953	5.5

	Year ended December 31,
Generation	2015	2014	Change	Change
	(in GWh)			(in %)

Argentina	11,405	9,604	1,801	18.8
Colombia	13,705	13,559	146	1.1
Peru	8,218	8,609	(391)	(4.5)

Total generation from discontinued operations	33,328	31,772	1,556	4.9

Revenues from operations in Argentina grew by 33.4%, or Ch$ 35.1 billion, in 2015. This increase was explained by Ch$ 25.7 billion greater revenues in Costanera compared to 2014, comprised of Ch$ 8.8 billion due to tariff increases related to Resolution No. 482/2015, Ch$ 5.6 billion due to 1,195 GWh higher thermal dispatch, and Ch$ 3 billion related to its combined-cycle availability contracts executed with the Secretary of Energy. In addition, El Chocón’s revenues increased by Ch$ 9.8 billion, mostly due to Ch$ 7.6 billion related to 607 GWh higher hydroelectric dispatch because of improved hydrological conditions and Ch$ 2.6 billion attributable to higher tariffs related to Resolution No. 482/2015.

Revenues from operations in Colombia grew by 3.4%, or Ch$ 25.4 billion in 2015, due to Ch$ 60.2 billion higher physical sales of 1,113 GWh, mainly contracted sales, and Ch$ 90.2 billion increase related to higher sales price on the spot market as a result of drought caused by El Niño phenomenon. These increases were partially offset by a Ch$ 124.1 billion loss due to the devaluation of Colombian peso in relation to the Chilean peso, which resulted in a 16.5% decline in terms of Chilean peso in 2015 as compared to 2014.

Revenues from operations in Peru grew by 8.1%, or Ch$ 28.7 billion in 2015, due to the appreciation of Peruvian sol in relation to the Chilean peso resulted in a 2.4% increase in revenues, or Ch$ 52.8 billion compared to 2014. This was partly offset by a Ch$ 19.1 billion decrease from 687 GWh lower physical sales by primarily to distribution companies, and a Ch$ 4.8 billion decrease due to lower spot prices because of lower demand.

Operating Costs from Discontinued Operations

Operating costs consist primarily of energy purchases from third parties, fuel consumption, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our operating costs in Chilean pesos, and as a percentage of our consolidated operating costs from discontinued operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	181,642	24.5	108,349	18.3
Fuel consumption	140,546	18.9	100,755	17.0
Transportation costs	104,202	14.1	103,553	17.5
Other raw materials and combustibles	55,357	7.5	56,584	9.5
Other expenses (1)	73,291	9.9	60,036	10.1
Employee benefit expense and other (1)	73,291	9.9	57,341	9.7
Depreciation, amortization expense and impairment losses(1)	113,219	15.3	105,894	17.9

Total Operating Costs from discontinued operations	741,548	100.0	592,512	100.0

(1)	Corresponds to selling and administration expenses

The table below sets forth our operating costs (excluding selling and administrative expenses) from discontinued operations by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Argentina	9,172	15,204	(6,032)	(39.7)
Colombia	321,529	220,303	101,226	45.9
Peru	151,046	133,735	17,311	12.9

Total operating costs from discontinued operations	481,747	369,242	112,505	30.5

In Argentina, operating costs decreased by Ch$ 6.0 billion or 39.7% compared to 2014. This decline was comprised of Ch$ 2.3 billion in Costanera and Ch$ 2.2 billion in El Chocón due lower energy purchases because of the termination of sale contracts, which were not renewed according to current regulation.

In Colombia, operating costs increased by Ch$ 101.2 billion or 45.9% in 2015, mainly attributable to Ch$ 95.2 billion higher energy purchases due higher spot prices, which in turn was as a result of the drought, and Ch$ 35.4 billion related to 550 MWh higher thermal generation. These increases were partially offset by a Ch$ 36.5 billion gain due to the devaluation of the Colombian peso in relation to the Chilean peso.

In Peru, operating costs increased by Ch$17.3 billion or 12.9%, in 2015 as compared to 2014, mainly due to a Ch$ 20.0 billion higher cost related to the appreciation of the Peruvian sol in relation to the Chilean peso. This increase was partially offset by a Ch$ 2.8 billion decrease related to lower spot prices.

Selling and Administrative Expenses from Discontinued Operations

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses and office materials and supplies.

The following table sets forth our selling and administrative expenses, as a percentage of our consolidated total selling and administrative expenses from discontinued operations, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in %)
Selling and Administrative Expenses as a Percentage of Total Selling and Administrative Expenses from discontinued operations
Other expenses	28.2	26.9
Employee benefit expense and other	28.2	25.7
Depreciation, amortization expense and impairment losses	43.6	47.4

Total	100.0	100.0

The following table sets forth our selling and administrative expenses from discontinued operations by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Selling and administrative expenses from discontinued operations
Argentina	83,942	62,106	21,836	35.2
Colombia	84,362	83,538	824	1.0
Peru	91,750	78,902	12,848	16.3
Chile	2,320	760	1,560	n/a
Consolidation adjustments	(2,574)	(2,035)	(539)	26.5

Total selling and administrative expenses	259,800	223,271	36,529	16.4

Selling and administrative expenses from discontinued operations increased by Ch$ 36.5 billion, or 16.4%, during 2015 compared to 2014, mainly as explained below.

In Argentina, selling and administrative expenses increased by Ch$ 21.8 billion or 35.2% primarily due to higher payroll expenses of Ch$ 12.8 billion following increases in the workforce and in wages and benefits during 2015 and higher depreciation and amortization expenses of Ch$ 5.5 billion.

In Peru, selling and administrative expenses increased by Ch$ 12.8 billion or 16.3% mainly due to higher depreciation and amortization expenses of Ch$ 3.8 billion and Ch$ 3.5 billion of impairment losses due to Ch$ 4.7 billion attributable to the impairment of debt in 2015.

Operating Margin from Discontinued Operations

The following table sets forth our operating margin from discontinued operations by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in %)
Operating margin
Argentina	33.7	26.6
Colombia	47.9	59.7
Peru	36.5	39.9

Total operating margin from discontinued operations	43.1	51.3

Our operating margin, or operating income as a percentage of our revenues from discontinued operations, decreased to 43.1% as of December 31, 2015 as compared to 51.3% for 2014.

This was due to lower operating margins in Colombia and Peru, partially offset by higher operating margins in Argentina. Operating margin in Argentina improved from 26.6% to 33.7% mainly as a consequence of higher tariffs related to Resolution No. 482/2015 and higher dispatch. The lower operating margin in Colombia was due to the higher increase of operating costs of 33.6% in comparison to the increase of 3.4% of revenues, mainly related to devaluation of the Colombian peso in relation to the Chilean peso. The operating margin in Peru decreased from 39.9% to 36.5% mainly due its 14.2% increase in total operating costs in contrast with the increase of its revenues of 8.1%.

Operating Income from Discontinued Operations

The following table summarizes operating income from discontinued operations by geographical location for the years 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Operating income
Argentina	47,284	27,955	19,329	69.1
Colombia	372,865	449,533	(76,668)	(17.1)
Peru	139,656	141,158	(1,502)	(1.1)
Chile	1,762	4,401	(2,639)	(60.0)

Total operating income from discontinued operations	561,567	623,047	(61,480)	(9.9)

Other Results from Discontinued Operations

The following table shows our other results from discontinued operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	59,300	93,968	(34,668)	(36.9)
Financial costs	(87,794)	(65,211)	(22,583)	34.6
Foreign currency exchange gains (losses), net	96,181	(20,193)	116,374	n.a.

Total	67,687	8,564	59,123	n.a.

Others
Share of the profit of associates and joint ventures accounted for using the equity method	38,680	61,598	(22,918)	(37.2)
Gain from other investments	—	668	(668)	n.a.
Gain (loss) from the sale of assets	(509)	82	(591)	n.a.

Total	38,171	62,348	(24,177)	(38.8)

Total Other results from discontinued operations	105,858	70,912	34,946	49.3

Financial Results from Discontinued Operations

Our net financial results for the year ended December 31, 2015 was a profit of Ch$ 67.7 billion, a Ch$ 59.1 billion increase compared to 2014. This result was mainly explained by a Ch$ 116.4 billion gain mainly due to a positive foreign currency exchange differences related to accounts receivable denominated in U.S. Dollars from the Vuelta de Obligado thermal plant (“VOSA”) of Ch$ 124.8 billion. This plant was financed through the contribution of outstanding debts of CAMMESA owed to our Argentine consolidated entities. These contributions were returned with interest according to the agreement (recorded as a financial income as explained below) and recognized in U.S. dollars, based on the exchange rate as of the date on which the agreement was signed. In December 2015, a technical report confirmed that the gas plant passed all operational tests. Therefore, we accounted for the effects of the dollarization of the receivables based on the current exchange rate between the Argentine peso and the U.S. Dollar.

This was partially offset by (i) Ch$ 34.7 billion lower financial income mainly due to Ch$ 84.5 billion due to a non-recurring income recognized in 2014 because of the renegotiation of the terms of Costanera’s debt with Mitsubishi Corporation (“MC”) in October 2014, partially offset by Ch$ 41.6 billion higher interest accrued in accounts receivable from VOSA and (ii) Ch$ 22.6 billion higher financial costs because of greater debt of Costanera with CAMMESA of Ch$ 14.8 billion.

Others from Discontinued Operations

Our share of the net profits (loss) of associates and joint ventures accounted for using the equity method totaled Ch$ 38.7 billion for the year ended December 31, 2015, a 37.2% or Ch$ 22.9 billion decrease compared to 2014. This decrease was mainly a result of Ch$ 25.7 billion reduction in net profit from Enel Brasil primarily related to the distribution business.

Income Tax expenses from Discontinued Operations

Income tax was Ch$ 256.3 billion in 2015, a Ch$ 52.2 billion increase compared to 2014, mainly explained by Ch$ 53.1 billion higher expense in El Chocón due to improved financial results compared to the previous year due to the dollarization of the accounts receivable from VOSA.

The effective tax rate from discontinued operations was 38.4% in 2015 and 29.4% in 2014, mainly as result of higher taxes due to the devaluation of the Chilean peso in terms of U.S. dollar and in corporate tax rate in Colombia.

Net Income from Discontinued Operations

The following table sets forth our consolidated income before income tax expenses, income tax expenses and net income from discontinued operations for the year ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Income from discontinued operations before income tax expenses	667,425	693,959	(26,534)	(3.8)
Income tax expenses	(256,249)	(204,051)	(52,198)	(25.6)
Net income from discontinued operations	411,176	489,908	(78,732)	(16.1)
Net income attributable to the parent company	180,532	220,155	(39,623)	(18.0)
Net income attributable to non-controlling interests	230,643	269,753	(39,110)	(14.5)

3. Analysis of Results of Operations for the years ended December 31, 2014 and 2013

I. Analysis of Results from Continuing Operations

Revenues from Continuing Operations

The following table sets forth the revenues by type of business, as a percentage of total consolidated revenues from continuing operations for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(as a % of total)

Generation	99.2	98.9
Other businesses and intercompany transaction adjustments (1)	0.8	1.1

Total consolidated revenues from continuing operations	100	100

(1)	We consider that our revenues from operations that are not related to the electricity business are immaterial and believe that they do not affect the analysis of our consolidated financial statements. These revenues come mainly from a tunnel concession, which was sold on January 2015.

The following tables set forth our total revenues from continuing operations, physical energy sales and generation (expressed in GWh), in each case for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Revenues	1,230,975	970,037	260,938	26.9

	Year ended December 31,
	2014	2013	Change	Change
	(in GWh)			(in %)
Energy sales	21,156	20,406	750	3.7

	Year ended December 31,
	2014	2013	Change	Change
	(in GWh)			(in %)
Generation(1)	18,063	19,438	(1,375)	(7.1)

(1)	Figures may differ from those previously reported, as the current figures are shown net of all losses and defined as generation minus power plants’ own consumption, external auxiliaries, transmission and technical losses.

Total revenues increased by Ch$ 260.9 billion, or 26.9%, in 2014 compared to 2013, primarily due to (i) Ch$ 160 billion as result of 29.5% increase in average energy sales prices; (ii) Ch$ 113.0 billion of revenues contributed by GasAtacama, which we have consolidated since May 2014 and (ii) Ch$ 30 billion as a consequence of an increase in physical sales of 3.7%, mainly to distribution companies. This increase was partially offset by Ch$ 39.7 billion lower revenues from other services, mostly tolls.

Total Operating Costs from Continuing Operations

Total operating costs consist primarily of energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs in Chilean pesos and as a percentage of total consolidated operating costs from continuing operations for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013
	(in million of Ch$)	(in %)	(in million of Ch$)	(in %)
Energy purchases	288,443	29.5	124,419	17.8
Fuel consumption	305,479	31.2	211,612	30.2
Transportation costs	142,831	14.6	149,448	21.3
Other raw materials and consumables	13,464	1.4	9,417	1.3
Other expenses (1)	66,336	6.8	60,567	8.6
Employee benefit expense and others (1)	48,394	4.9	52,675	7.5
Depreciation, amortization and impairment loss (1)	113,766	11.6	92,577	13.2

Total Operating cost from Continuing Operations	978,713	100	700,715	100

(1)	Corresponds to selling and administration expenses.

The following table sets forth the operating costs (excluding selling and administrative expenses) from continuing operations for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Operating costs (excluding selling and administrative expenses)	750,217	494,896	255,321	51.6

Our operating costs (excluding selling and administrative expenses) from continuing operations increased by Ch$ 255.3 billion, or 51.6%, in 2014 compared to 2013, mainly due to (i) Ch$ 164.0 billion greater purchases of energy on the spot market, principally as a consequence of the stoppage of Bocamina II thermal power plant from December 2013 through 2014 and (ii) Ch$ 93.9 billion higher fuel consumption costs mainly as a consequence of the full consolidation of GasAtacama since May 2014, which added Ch$ 53.9 billion and a Ch$ 35.0 billion increase associated with the San Isidro and Tarapaca thermal plants due to higher price of LNG.

Selling and Administrative Expenses from Continuing Operations

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses, as a percentage of total selling and administrative expenses from continuing operations, for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(in %)
Selling and administrative expenses as a Percentage of Total Selling and administrative expenses
Other expenses	29.0	29.4
Employee benefit expense and others	21.2	25.6
Depreciation, amortization and impairment loss	49.8	45.0

Total	100	100

The following table sets forth our selling and administrative expenses for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Selling and administrative expenses	228,496	205,819	22,677	11.0

Selling and administrative expenses from continuing operations increased by Ch$ 22.7 billion, or 11.0%, in 2014 compared to 2013, mainly due to (i) Ch$ 12.6 billion of impairment losses with respect to the Punta Alcalde project. On January 29, 2015, we halted development of the power plant and the related transmission project, in light of the changes requested by the Chilean Court, which may require major modifications to make the project economically and technologically more sustainable and (ii) Ch$ 8.7 billion higher charges of depreciation and amortization.

Operating Income from Continuing Operations

The following table sets forth our operating income and margin for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in%)
Operating income	252,262	269,322	(17,060)	(6.3)
Operating margin	20.5%	27.8%	—	—

Other Results from Continuing Operations

The following table sets forth the other results from continuing operations for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in%)
Financial results
Financial income	1,586	3,155	(1,569)	(49.7)
Financial costs	(71,617)	(75,971)	4,354	5.7
Profit from indexed assets and liabilities	13,926	1,002	12,924	n.a.
Foreign currency exchange differences	(21,240)	(2,180)	(19,060)	n.a.

Total	(77,345)	(73,994)	(3,351)	4.5

Other
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	(54,353)	24,309	(78,662)	n.a.
Gain from other investments	42,652	67	42,585	n.a.
Gain from sales of assets	—	2,447	(2,447)	n.a.

Total	(11,701)	26,823	(38,524)	n.a.

Total other results	(89,046)	(47,171)	(41,875)	(88.8)

Financial Results from continuing operations

The net financial results for the year ended December 31, 2014 was a net expense of Ch$ 77.3 billion, an increase of Ch$ 3.4 billion, or 4.5%, in 2014 compared to 2013. This increase was mainly due to an increase in negative exchange differences of Ch$ 19.1 billion, mostly related to our financial derivative contracts. This was partially offset by (i) lower financial cost of Ch$ 4.3 billion, mainly due the decrease in the financial debt, and (ii) a gain for indexation adjustments of Ch$ 12.9 billion, mainly due to the positive variation of financial derivatives asset position over the UF.

Others from continuing operations

Our share of the net profits (loss) of associates and joint ventures accounted for using the equity method totaled a loss of Ch$ 54.4 billion in 2014, a decrease of Ch$ 78.7 billion compared to 2013. This decrease was mainly due to the impairment loss of Ch$ 69.1 billion in connection with HidroAysén project, due to our decision not to proceed with this project. This decision was based on the uncertainty of recovering the investment made in the project, mainly as a consequence of the long judicial process in order to obtain environmental approvals.

Gain from other investments was Ch$ 42.7 billion in 2014, a gain of Ch$ 42.6 billion compared to 2013, primarily due to the revaluation of our pre-existing shareholding of 50% in GasAtacama Holding before the purchase of an additional 50% of GasAtacama Holding in April 2014 and the recognition of retained conversion differences in that investment at the acquisition date for the amount of Ch$ 42.6 billion.

Income Taxes

Total income tax increased by Ch$ 57.1 billion in 2014 compared to 2013 and the effective tax rate increased to 57.6% in 2014 from 16.7% in 2013, mainly due to increased charges of Ch$ 60.0 billion resulting from an adjustment as a net deferred tax liabilities as a result of the application of the tax reform enacted in Chile on September 29, 2014, which established a gradual increase in the taxation rate.

Net Income

The following table sets forth our consolidated income from continuing operations before income taxes, income taxes, net income from discontinued operations and net income for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Operating income	252,262	269,322	(17,060)	(6.3)
Other results	(89,046)	(47,171)	(41,875)	(88.8%)

Income from continuing operations before income taxes	163,216	222,151	(58,935)	(26.5)
Income taxes	(94,058)	(36,995)	(57,063)	n.a.

Net income from continuing operations	69,158	185,156	(115,998)	(62.6)
Net income from discontinued operations	489,919	378,351	111,568	29.5

Net income	559,077	563,506	(4,429)	(0.8)
Net income attributable to the Parent Company	276,027	353,927	(77,900)	(22.0)
Net income attributable to non-controlling interest	283,050	209,579	73,471	35.1

The increase in net income attributable to non-controlling interests of Ch$ 73.5 billion in 2014 compared to 2013 is principally from discontinued operations due to the Ch$ 42.5 billion increase of net income attributable to the non-controlling interests of Emgesa and to the Ch$ 18.6 billion increase of net income attributable to the non-controlling interests of Costanera for the corresponding year, all changes mainly due to increases and decreases in net income of our subsidiaries. The controlling and economic interest of these subsidiaries contributed to Endesa Américas in the Spin-Off is the same in both years.

II. Analysis of Results from Discontinued Operations

The following table sets forth the revenues by geographical location, as a percentage of our total consolidated revenues from discontinued operations years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(as a % of total)
Argentina	8.7	12.4
Colombia	62.0	60.5
Peru	29.1	26.8
Chile	0.4	0.3
Consolidation adjustments	(0.2)	—

Total revenues from discontinued operations	100	100

The following tables set forth our revenues from discontinued operations, physical energy sales and generation (expressed in GWh) by geographical location, in each case for the years ended December 31, 2014 and 2013:

	Year ended December 31,
Revenues	2014	2013	Change	Change
	(in millions of Ch$)			(in %)

Argentina	105,265	131,443	(26,178)	(19.9)
Colombia	753,373	639,504	113,869	17.8
Peru	353,795	283,806	69,989	24.7
Chile	5,161	3,102	2,059	66.4
Consolidation adjustment foreign entities	(2,035)	(461)	(1,574)	n/a

Total revenues from discontinued operations	1,215,559	1,057,395	158,164	15.0

	Year ended December 31,
Energy Sales	2014	2013	Change	Change
	(in GWh)			(in %)

Argentina	10,442	12,354	(1,912)	(15.5)
Colombia	15,773	16,090	(317)	(2.0)
Peru	9,320	8,904	416	4.7

Total sales from discontinued operations	35,535	37,348	(1,813)	(4.9)

	Year ended December 31,
Generation	2014	2013	Change	Change
	(in GWh)			(in %)

Argentina	9,604	10,840	(1,236)	(11.4)
Colombia	13,559	12,748	811	6.4
Peru	8,609	8,391	218	2.6

Total generation from discontinued operations	31,772	31,979	(207)	(0.6)

Revenues from operations in Argentina decreased 19.9%, or Ch$ 26.2 billion, in 2014, mainly as a result of the devaluation of the Argentine peso in relation to the Chilean peso, which led to a 22.3% decrease, or Ch$ 23 billion, in 2014 when compared to 2013, partially offset by the impact of Resolution No. 529/2014 that updated tariffs and increased El Chocón’s revenues by Ch$ 1.5 billion. Costanera’s revenues also increased by Ch$ 1.5 billion related to its combined-cycle availability contract executed with the Secretary of Energy.

Total revenues from operations in Colombia increased by Ch$ 113.9 billion, or 17.8%, in 2014, mainly due to Ch$ 65 billion increase in energy sale revenues mainly due to higher spot price because of the drought and the appreciation of the Colombian peso in relation to the Chilean peso, which in both periods resulted in a 7.6% increase in terms of Chilean peso, or Ch$ 48 billion higher revenues in 2014 when compared to 2013.

Revenues from operations in Peru grew by 24.7%, or Ch$ 70.0 billion in 2014, mainly due to a 13.6% increase in electricity sales as a consequence of 417 GWh higher physical sales, amounting to Ch$ 43 billion and a Ch$ 27 billion increase as result of the appreciation of Peruvian sol in relation to the Chilean peso which resulted in a 9.6% increase in terms of Chilean peso when compared to 2013.

Operating Costs from Discontinued Operations

Operating costs consist primarily of energy purchases from third parties, fuel consumption, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our operating costs in Chilean peso and, as a percentage of our consolidated operating costs from discontinued operations, for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	108,349	18.3	113,258	20.8
Fuel consumption	100,755	17.0	96,237	17.7
Transportation costs	103,553	17.5	84,159	15.5
Other raw materials and combustibles	56,584	9.5	42,324	7.8
Other expenses (1)	60,036	10.1	52,541	9.7
Employee benefit expense and other (1)	57,341	9.7	51,793	9.5
Depreciation amortization expense and impairment losses (1)	105,894	17.9	103,577	19.0

Total Operating Costs from discontinued operations	592,512	100.0	543,889	100.0

(1)	Corresponds to selling and administration expenses

The following table sets forth our operating costs (excluding selling and administrative expenses) from discontinued operations by geographical location for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Argentina	15,204	36,479	(21,275)	(58.3)
Colombia	220,303	204,419	15,884	7.8
Peru	133,735	95,080	38,655	40.7

Total operating cost from discontinued operations	369,242	335,978	33,264	9.9

In Argentina, operating costs decreased by 58.3%, or Ch$ 21.3 billion, in 2014 compared to 2013, mainly due to an 18.2% decline in energy generation in Costanera which in turn reduced its procurement and service costs by Ch$ 17.5 billion. Additionally, El Chocón’s physical electricity generation increased 13.6%, resulting in a reduction in energy purchases by Ch$ 3.8 billion.

In Colombia, operating costs in the generation business increased by 7.8%, or Ch$ 15.8 billion, in 2014 compared to 2013, primarily due to a Ch$ 16.1 billion, increase in other variable procurement and service costs as a consequence of expenses related to environmental royalties and other technical support services.

In Peru, operating costs increased by 40.7% or Ch$ 38.7 billion, due to a Ch$ 14.0 billion higher fuel costs as a consequence of a 6.5% higher thermal generation as a result of the unavailability of some relevant generation units of the Peruvian system during the year, Ch$ 13.4 billion higher energy purchases in the spot market and Ch$ 12.1 billion higher transportation costs related to higher toll costs.

Selling and Administrative Expenses from Discontinued Operations selling and administrative expenses from discontinued operations relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses and office materials and supplies.

The following table sets forth our selling and administrative expenses from discontinued operations, as a percentage of total our selling and administrative expenses from discontinued operations, for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(in %)
Selling and Administrative Expenses as a Percentage of Total Selling and Administrative Expenses from discontinued operations
Other expenses	26.9	25.3
Employee benefit expense and other	25.7	24.9
Depreciation and amortization expense and impairment losses	47.4	49.8

Total	100.0	100.0

The following table sets forth our selling and administrative expenses from discontinued operations by geographical location for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Selling and administrative expenses
Argentina	62,106	60,036	2,070	3.4
Colombia	83,538	71,091	12,447	17.5
Peru	78,902	76,535	2,367	3.1
Chile	760	709	51	7.2
Consolidation adjustments	(2,035)	(461)	(1,574)	n/a

Total selling and administrative expense from discontinued operations	223,271	207,911	15,360	7.4

Selling and administrative expenses from discontinued operations increased by Ch$ 15.4 billion in 2014.

In Colombia, selling and administrative expenses increased by Ch$ 12.4 billion, mainly as a result of Ch$ 7.0 billion higher charges of depreciation, amortization and impairment losses and Ch$ 4.3 billion higher other fixed operating and higher payroll expenses related to the El Quimbo project. In Argentina, selling and administrative expenses rose by Ch$ 2.1 billion, primarily due to higher payroll expenses mostly due to salary increases during the year.

Operating Margin from Discontinued Operations

The following is our operating margin from discontinued operations by geographical location for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(in %)
Operating margin
Argentina	26.6	26.6
Colombia	59.7	56.9
Peru	39.9	39.5

Total operating margin from discontinued operations	51.3	48.6

Our operating margin, or operating income as a percentage of revenues from discontinued operations, a measure of efficiency, increased to 51.3% in 2014 from 48.6% in 2013, mainly due to higher operating margins in Colombia.

The Colombian improvement in efficiency was mainly a result of Ch$ 113.9 billion increase in revenues due to higher average sale prices, coupled with decreased operating costs of Ch$ 15.9 billion due to greater hydroelectric generation.

Operating Income from Discontinued Operations

The following table sets forth our operating income from discontinued operations by geographical location for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Operating income
Argentina	27,955	34,928	(6,973)	(20.0)
Colombia	449,533	363,993	85,540	23.5
Peru	141,158	112,192	28,966	25.8
Chile	4,401	2,393	2,008	83.9

Total operating income from discontinued operations	623,047	513,506	109,541	21.3

Other Results from Discontinued Operations

The following table sets forth our other results from discontinued operations for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	93,968	15,137	78,831	n/a
Financial costs	(65,211)	(66,695)	1,484	(2.2)
Foreign currency exchange, net	(20,193)	(11,577)	(8,616)	(74.4)

Total	8,564	(63,135)	71,699	113.6

Other
Share of the profit or loss of investments accounted for using the equity method	61,598	95,038	(33,440)	(35.2)
Gain from other investments	668	726	(58)	(7.9)
Gain from the sale of assets	82	118	(36)	(30.5)

Total	62,348	95,882	(33,534)	(35.0)

Total other results from discontinued operations	70,912	32,747	38,165	116.6

Financial Results from Discontinued Operations

Our net financial results in 2014 was a gain of Ch$ 8.6 billion compared to an expense of Ch$ 63.1 billion in 2013. This improvement was mainly due to a Ch$ 84.5 billion non-recurrent increase in financial income primarily as a result of renegotiating of the terms of Costanera’s debt with Mitsubishi Corporation (“MC”) in October 2014, which resulted in US$ 107 million in higher financial income. In accordance with the terms, MC forgave accrued interest of US$ 66 million as of September 30, 2014.

Share of the profit or loss of investments accounted for using the equity method from Discontinued Operations

Our share of the net profits of investments accounted for under the equity method totaled Ch$ 61.6 billion as of December 2014, a 35.2% decrease compared to 2013. This decrease was mostly explained by Ch$ 32.2 billion lower net profit from Enel Brasil due to reduced distribution and generation profits as result of the drought that has affected Brazil since 2012.

Income Tax from Discontinued Operations

Income tax expenses increased by 21.5%, to Ch$ 204.1 billion, when compared to 2013, as a result of increased tax base in Colombia of Ch$ 11.5 billion and Ch$ 14.3 billion higher deferred taxes in Argentina related to Costanera’s debt renegotiation with MC.

The effective tax rate was 29.4% in 2014 and 30.7% in 2013. The decrease is mainly explained by the higher benefits in Colombia due to tax credit for properties, plants and equipment.

Net Income from Discontinued Operations

The following table sets forth our income before tax, income tax and net income from discontinued operations for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Income from discontinued operations before tax	693,959	546,252	147,707	27.0
Income tax expense	(204,051)	(167,912)	(36,139)	21.5

Net Income from discontinued operations	489,908	378,340	111,568	29.5
Net income attributable to the parent company	220,155	180,784	39,371	21.8
Net income attributable to non-controlling interests	269,753	197,557	72,196	36.5

B.	Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We have a direct ownership in Pehuenche (92.7%), Celta (96.2%) and GasAtacama (98.1%), our main Chilean consolidated subsidiaries. We, on a stand-alone basis, receive cash inflows from our own operating assets and from our subsidiaries, as well as from related companies in Chile. Our subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions.

Our current liabilities exceeded our current assets by Ch$ 355 billion as of December 31, 2014. However, as of December 31, 2015, our current liabilities did not exceed our current assets. The 2014 amount does not represent material working capital deficits and cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks and related companies, and ample access to capital markets were sufficient to satisfy all of our needs for working capital, debt service, dividends and routine capital expenditures, which we believe will also be sufficient in the foreseeable future.

Set forth below is a summary of our consolidated cash flow information (including both continued and discontinued operations) for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in billions of Ch$)
Net cash flows from (used in) operating activities	901	817	708
Net cash flows from (used in) investing activities	(488)	(327)	(186)
Net cash flows from (used in) financing activities	(606)	(452)	(430)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(193)	37	92
Effect of exchange rate changes on cash and cash equivalents	6	(24)	(4)
Cash and cash equivalents at beginning of period	337	324	236

Cash and cash equivalents at end of period	150	337	324

Set forth below is a summary of the net cash flow attributable to discontinued operations for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
	(in billions of Ch$)
Net cash flows from (used in) operating activities	473	568	395
Net cash flows from (used in) investing activities	(233)	(137)	(119)
Net cash flows from (used in) financing activities	(431)	(394)	(218)

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(191)	38	59
Effects of exchange rate changes on cash and cash equivalents	5	(25)	(4)
Cash and cash equivalents at beginning of period	298	286	231

Cash and cash equivalents at end of period	112	298	286

For the year ended December 31, 2015, net cash flow from operating activities was Ch$ 901 billion, an increase of Ch$ 84 billion, or 10.3%, compared to Ch$ 817 billion for the same period in 2014. The increase was primarily the result of an increase in collections from the sale of goods and services of Ch$ 438 billion comprised of: Ch$ 286 billion from Endesa Chile, on a standalone basis, mainly due to an increase in physical sales and Ch$ 116 billion from the full consolidation of GasAtacama. This increase was partially offset by: (i) an increase in payments to suppliers of goods and services of Ch$ 252 billion comprised of: (a) Ch$ 86 billion from Endesa Chile, on a stand-alone basis, to third parties, which was mostly a consequence of higher variable procurement and services of Ch$ 39.5 billion, mostly attributable to costs related to the lease of Gener’s Nueva Renca combined-cycle power plant for use of Endesa Chile’s available LNG and Ch$ 36.9 billion higher transportation costs related to additional energy purchases, (b) Ch$ 80 billion from Emgesa as a consequence of Ch$ 82 billion higher energy purchases and (c) Ch$ 64 billion from the full inclusion of GasAtacama; and (ii) an increase in income tax payments of Ch$ 95 billion due to lower tax refunds for Endesa Chile and increased tax advances for Emgesa, in both cases as a consequence of higher sales (see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 2. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014”).

For the year ended December 31, 2014, net cash flow from operating activities was Ch$ 817 billion, an increase of Ch$ 109 billion, or 15.4%, compared to Ch$ 708 billion for the same period in 2013. The increase was primarily the result of an increase in collections from the sale of goods and services of Ch$ 510 billion, mainly in Chile (Ch$ 169 billion from Endesa Chile, on a stand-alone basis, mainly due to higher physical sales and Ch$ 122 billion from the full consolidation of GasAtacama) and a Ch$ 25 billion decrease in income taxes paid mainly attributable to higher tax refunds in Endesa Chile. This increase was partially offset by (i) the increase in payments to suppliers for goods and services of Ch$ 337 billion, mainly in Chile (Ch$ 205 billion from Endesa Chile, on a stand-alone basis, mainly due to Ch$ 164.0 billion greater purchases of energy on the spot market, principally as a consequence of the stoppage of Bocamina II coal fired power plant during 2014 and Ch$ 90 billion from the full consolidation of GasAtacama), and (ii) a Ch$ 54 billion decrease in collections from insurance policies and services, annual payments, and other benefits policies held mainly in Endesa Chile, on a stand-alone basis. In 2013, Endesa Chile received a Ch$ 72.2 billion insurance reimbursement for the loss of profits from the Bocamina I power plant and Ch$ 1.4 billion of material damages at the Bocamina II power plant, both related to the 2010 earthquake in Chile (see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 3. Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013”).

For the year ended December 31, 2015, net cash used in investment activities was Ch$ 488 billion, mostly explained by the acquisition of property, plant and equipment of Ch$ 538 billion, mainly by Endesa Chile, on a stand-alone basis, related to the 150 MW Los Cóndores project and by Emgesa, related to the construction of El Quimbo (see “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures”), which was partially offset by investments in time deposits with a maturity greater than 90 days of Ch$ 20 billion, proceeds from dividends classified as investment cash flow of Ch$ 11 billion, interest received of Ch$ 9 billion and loss of control of subsidiaries for Ch$ 7 billion, arising from the proceeds received for the sale of all of our shareholdings in Sociedad Concesionaria Túnel El Melón S.A.
For the year ended December 31, 2014, net cash used in investment activities was Ch$ 327 billion, mostly explained by the acquisition of property, plant and equipment of Ch$ 421 billion, mainly by Endesa Chile on a stand-alone basis and by Emgesa (see “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures”), investments in time deposits with a maturity greater than 90 days of Ch$ 36 billion and the purchase of an additional 50% participation of GasAtacama for Ch$ 38 billion. All of which was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 139 billion and interest received of Ch$ 12 billion.

For the year ended on December 31, 2015, cash used for financing activities increased to Ch$ 606 billion from Ch$ 452 billion in 2014. The main drivers are described below.

The aggregate cash outflows from financings were primarily due to:

•	Ch$ 460 billion of payments of loans and bonds (including Ch$ 140 bonds for Endesa Chile, on a stand-alone basis, Ch$ 207 billion of payments of loans and bond for Emgesa, Ch$ 67 billion of loans by Egedel, among others).

•	Ch$ 400 billion in dividend payments (including Ch$ 164 billion from Endesa Chile, on a stand-alone basis, Ch$ 191 billion from Emgesa, excluding dividends paid to us, Ch$ 34 billion from Generandes Perú, including Edegel and Chinango, excluding dividends paid to us, among others).

•	Ch$ 153 billion of interest expense (including Ch$ 60 billion in Endesa Chile, on a stand-alone basis, Ch$ 80 billion in Emgesa, among others).

These outflows were partially offset by cash inflows primarily due to:

•	Ch$ 79 billion in loans from related entities, mainly by Endesa Chile on a stand-alone basis.

•	Ch$ 290 billion in loans by Emgesa.

•	Ch$ 29 billion in loans by Edegel on a stand-alone basis.

•	Ch$ 18 billion in loans by Chinango.

For the year ended on December 31, 2014, cash used for financing activities increased to Ch$ 452 billion from Ch$ 430 billion in 2013. The main drivers are described below.

The aggregate cash inflows from financings were primarily due to:

•	Ch$ 222 billion in bond issuances by Endesa Chile.

•	Ch$ 165 billion in bond issuances by Emgesa.

•	Ch$ 28 billion in loans by Edegel on a stand-alone basis.

The aggregate cash outflows were primarily due to:

•	Ch$ 369 billion in dividend payments (including Ch$ 177 billion from Endesa Chile, on a stand-alone basis, Ch$ 153 billion from Emgesa, excluding dividends paid to us, among others).

•	Ch$ 145 billion of interest expense (including Ch$ 63 billion in Endesa Chile, on a stand-alone basis, Ch$ 66 billion in Emgesa, among others).

•	Ch$ 118 billion on payments of loans and bonds from Endesa Chile on a stand-alone basis.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors —We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our controlled subsidiaries. Our operating subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We have no legal obligations or other commitments to financially support our subsidiaries. In addition, and as disclosed later in this section, only defaults by certain Chilean subsidiaries could trigger a cross default for us. Our subsidiaries could be financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “F. Tabular Disclosure of Contractual Obligations.”

Having stated our corporate policy in connection with the financial autonomy that we expect from our subsidiaries, we have in the recent past, and to a very limited extent, provided financial support in Argentina in the form of intercompany loans and capital contributions in which debt was capitalized. We have also guaranteed a loan with a third party for an immaterial amount. Most of the loans have been provided by our wholly-owned investment vehicle, Endesa Argentina, using local funds such as dividends from other Argentine subsidiaries. However since March 1, 2016, after the separation of Endesa Américas from Endesa Chile, we no longer have foreign subsidiaries.

Additionally, information regarding our past structured loans to Costanera can be found in “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

We believe that the level of such past financial support is insignificant in the context of our consolidated financial statements taken as a whole. As mentioned before, after the Spin-Off, Argentine subsidiaries are no longer our subsidiaries. We have accessed the international equity capital markets, with an SEC-registered ADS issuance on August 3, 1994. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, we and our subsidiary Pehuenche have issued a total of US$ 2.77 billion in Yankee Bonds.

The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2015. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Endesa Chile	10 years	April 2024	4.250	400	400
Endesa Chile(1)	30 years	February 2027	7.875	230	206
Endesa Chile(2)	40 years	February 2037	7.325	220	71
Endesa Chile(1)	100 years	February 2097	8.125	200	40

Total			5.813(3)	1,050	717

(1)	Endesa Chile repurchased some of these bonds in 2001.
(2)	Holders of the Endesa Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.
(3)	Weighted-average coupon.

We have access to the Chilean domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us, outstanding as of December 31, 2015.

Issuer	Term	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
			( %)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Endesa Chile Series H	25 years	October 2028	6.20	4.0	2.9	71
Endesa Chile Series M	21 years	December 2029	4.75	10.0	10.0	256

Total			5.06(1)	14.0	12.9	327

(1)	Weighted-average coupon.

For a full description of the local bonds issued by us, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 18 of the Notes to our consolidated financial statements.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through syndicated senior unsecured loans. As of December 31, 2015, the amount outstanding or available for this bank loan is listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Endesa Chile	Syndicated revolving loan	July 2019	200	—

The revolving credit facility due July 2019 does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 200 million in the aggregate from such committed revolving facilities under any circumstances, including situations involving a MAE. On February 29, 2016, we entered into a new syndicated senior unsecured revolving loan under similar conditions due February 2020, which permit to draw on up to an additional US$ 200 million in the aggregate, of which US$ 150 million have been drawn as of the date of this Report.

We also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity. In 2013, we entered into 3-year bilateral revolving loans for an aggregate of UF 2.4 million (Ch$ 61 billion as of December 31, 2015) as shown below. These loans were closed voluntarily in January 2016, before their due date and were renewed for an aggregate amount of UF 2.8 million (Ch$ 73 billion as of December 31, 2015) with a 3-year term starting in March 2016.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF)	(in millions of UF)

Endesa Chile	Bilateral revolving loan	February 2016	2.4	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately Ch$ 203 billion in the aggregate as of December 31, 2015 and Ch$ 251 billion in the aggregate (using 2015 year-end exchange rate), considering the renewal of our own bilateral revolving loans.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 113 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are not guaranteed, and therefore could limit our liquidity under certain circumstances.

We can also tap the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$ 200 million.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2015, the most restrictive financial covenant affecting us was the Leverage Ratio in connection with the bilateral revolving loan facility that was closed in January 2016. Under such covenant, the maximum additional debt that could be incurred without a breach of the most restrictive covenant is Ch$ 4,053 billion. As of December 31, 2015 and as of the date of this Report, we and our subsidiaries are in compliance with the financial covenants contained in our debt instruments.

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

The cross default provisions for our revolving credit facilities that are due in July 2019 and in February 2020, governed by the laws of the State of New York, refer to defaults of the borrower, without reference to any subsidiary. Under such credit facilities, only matured defaults exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular outstanding facility choose to do so.

Neither the local facility, which was terminated in January 2016, nor the new facility due in March 2019, have cross default provisions to debt other than the respective borrower’s own indebtedness.

The Yankee Bonds’ cross default provisions may be triggered only by our or our Chilean subsidiaries’ debt. A matured default of either us or one of our subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies, and in the specific case of the Yankee Bond issued by us in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. Likewise, our local bonds have no subsidiary cross default provisions.

All of our Yankee Bonds, including those registered with the United States Securities and Exchange Commission, are unsecured and not subject to any guarantees by any of our subsidiaries or parent company, or contain any financial covenants.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. Legal counsel informed us of the current legal restrictions regarding the payment of dividends or distributions to us in Chile. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries may restrict the payment of dividends or distributions in certain special circumstances. For a description of liquidity risks resulting from our company status, see “Item 3. Key Information — D. Risk factors — We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

Our estimated capital expenditures for 2016 trough 2020 amount to Ch$ 864 billion, of which Ch$ 809 billion are considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because we need it to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures, such as those for Los Cóndores, as well as water rights. We consider the remaining Ch$ 55 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

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

We are a company with electricity generation assets engaged, directly and through our subsidiaries and affiliates, in the generation of electricity in Chile. Our businesses are subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year.

Our net income is principally the result of operating income from our generation business, and non-operating income including primarily income arising from related companies accounted for under the equity method, interest expense and tax expense.

In our generation business, our operating income is impacted by the combined effect of several factors including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impacts our operating income, which can be more or less favorable from year to year. For example, for the year ended December 31, 2015, our operating income increased by 59.3 % as compared to the same period in 2014 because of a better combination of these factors, as described in further detail in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Analysis of results of operations for the Years Ended December 31, 2015 and 2014.”

One of the main drivers of our results of operations of our electricity generation business is our sale prices and energy costs. Generally, the quantity of electricity sold has been relatively stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price. However, the applicable price for sales and purchases for electricity sold and purchased in the spot market is much harder to predict because the spot generation price is influenced by many factors. In general, abundant hydrological conditions lower spot prices while dry conditions increase them. However, our operating income may not be impacted even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well balanced commercial policy, which aims at controlling relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market: (i) we project our aggregate generation taking into consideration our generation mix, the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.

Spot prices could also be affected by international prices for commodities such as fuel oil, coal and LNG, since Chile does not produce coal or hydrocarbons in any significant quantities. Fuel prices affect our results since commodity prices directly impact generation costs of our thermal power plants. Commodity prices, mainly oil, have materially decreased since the second half of 2014 and we expect that this trend will continue until the end of 2016, when oil prices are expected to begin increasing. This decreasing trend will likely lower our costs in the generation business, but they also depend on other factors such as spot prices, generation mix, hydrology conditions and our contractual surpluses/deficits. As described below, our contracted sales prices are indexed to coal, Brent and Henry Hub prices; therefore, sales prices will also be affected by variations of commodity prices, reducing in part our results. Commodities are contracted for long-term period (10-15 years) and we try to determine the indexation formula based on our cost forecasts. The indexation of long-term sale prices tries to hedge revenues and operating costs, which are also constantly monitored and analyzed to reach favorable hedge positions in the short-term as well.

Between January and March 2016, marginal costs in the SIC decreased compared to the previous year, was due to an increase of NCRE generation, a decrease of the commodity prices and a greater availability of thermal electricity generation. We purchased energy in the spot market at lower prices because our contracted sales exceeded our own generation. Also, we increased our thermal generation because of the availability of the Bocamina thermal power plants. If this combination of factors continues, it is likely to have a positive effect on our results.

In order to mitigate the risk of fuel costs increases, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with coal, natural gas, diesel, and fuel oil. Through an equity interest in GNL Quintero and GNL Chile, and a Long Term Gas Supply Agreement with GNL Chile, we are the only electricity company in Chile with direct access to the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market). This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts. However, in March 2016, Gener and Colbún, our main competitor in the SIC, entered into a 20-year agreements with GNL Chile for an additional capacity that is expected to be available by 2021. Both companies will have the same rights as the current terminal’s client, including us.

In July 2013, we successfully renegotiated a LNG sale and purchase agreement with British Gas. This renegotiation modified some conditions of the original contract, allowing us to secure our long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for our current and future needs.

We also have contracted capacity in the LNG truck loading facility (TLF) in the Quintero LNG Terminal, allowing it to sell natural gas to industrial customers. In August 2014, the first load of LNG was successfully delivered to Maersk’s satellite regasification facility. During 2014, a 20-year sale and purchase agreement was signed with GasValpo (an unrelated gas distribution company) to distribute natural gas using the TLF for new customers in various cities in Chile. The first stage started its operations during August 2015, supplying the city of Talca (270 km south of Santiago). During November 2015, the first load of GNL was delivered to supply cities of Coquimbo and La Serena. During December 2015, the first load of GNL was delivered to supply the city Los Andes. Other plants are currently in advanced construction and will begin operation during the first quarter of 2016.

In January 2015, we entered into an agreement with Intergas (an unrelated gas distribution company) to supply LNG by trucks to the city of Temuco (700 km south of Santiago). This supply arrangement will start during the first quarter of 2016.

We also exercised a priority option to purchase additional regasification capacity as part of an expansion at the Quintero LNG Terminal. This allowed us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day during the first quarter of 2015. This expansion will allow our San Isidro and Quintero power plants to generate additional thermal electricity, to secure the LNG supply necessary for potential new power plants and to develop new businesses, such as the leasing agreement signed with Gener during 2015, which allowed us to utilize Gener’s Nueva Renca combined-cycle power plant to generate electricity with its LNG.

Between January to December 2015, 723 kTons of coal were consumed in Tarapacá and Bocamina power plants. Due to judicial issues, units I and II of Bocamina power plant stopped their operations for 8 and 18 months, respectively and therefore, deliveries from a short term agreements signed between Endesa Generación S.A. and us, a Spanish subsidiary of Enel, to supply the Bocamina power plants was deferred to the Tarapacá power plant. This agreement was effective until the end of 2015.

Between February 12, 2016 to February 26, 2016, due to high energy requirements by the Argentine system and pursuant to an existing agreement between Gener and other generators in the SING, including us, the GasAtacama power plant was able to export energy to Argentina. Total energy exported was approximately 40 GWh.

Other factors that affect operating income include transmission costs incurred when delivering electricity from its source to end consumers. The transmission charge is set by the Chilean regulator, and has tended to remain stable over time. A new transmission law is expected to be enacted during the third quarter of 2016 and it is expected that from 2019 to 2034, the transmission cost for the use of the main transmission system will progressively be transferred to customers, who will fully assume that cost beginning in 2035.

As a consequence of hydrological conditions, the stoppage of Bocamina I and II and our requirement to comply with our contracted obligations, we have been a net purchaser of electricity in the spot market since the second half of 2014, a trend that increased in 2015 compared to 2014. During this period, average spot prices (measured in US$/MWh) have been decreasing. The CDEC-SIC forecasted that the 2016 energy costs, and therefore spot prices, would decrease significantly compared to the average of previous years, mainly due to the entry of new efficient generation capacity, low cost of fuels and the increase of power plants based on NCRE. This decrease may be greater depending on the availability of water for generation.

NCRE energy generation will increase in the upcoming years. According to the Observatorio de la Inversión (Issue No. 14) prepared by the Sociedad de Fomento Fabril (“SOFOFA” in its Spanish acronym), the companies trade association, in December 2015, 279 NCRE projects, representing 25,010 MW of gross electricity production, were in development. It is estimated that in 2017, NCREs will represent approximately 40% of the estimated total energy generation in the SIC and SING systems for that year, with most NCREs concentrated in the SIC. This tendency is a direct consequence of several initiatives that the Chilean government is promoting with the “Energy Agenda” program, which aim to have by 2050, 70% of the national generation of electricity to be produced by NCRE.

Another main factor affecting our operating income is our contractual sales. Currently, our contracted sales are not standardized and the terms and conditions of these sale contracts are individually negotiated. Typically, when we negotiate these sale contracts, we try to set the price at a premium over future expected spot prices so as to mitigate the risk of future increases in spot prices. However, the premium can vary substantially depending on a variety of conditions. The proportion of contracted sales with regulated customers (distributors) has increased in relation to the non-regulated customers. This allows us to have consistent prices for longer periods, normally between 10 to 20 years, which combined with our conservative commercial policy, provides for our profitability. Most regulated tariffs are composed of 70% U.S. consumer price index (“CPI”) and 30% commodities prices. Recently, the tariff components have been 25% of U.S. CPI, 25% Henry Hub prices, 25% Brent prices and 25% coal prices, in order to better reflect higher commodity dependence. We expect that during the next three years, regulated tariff rates in Chile will remain fairly stable, without material changes.

Our tax expense increased significantly in 2014 as a consequence of a tax reform enacted in Chile on September 29, 2014, which established a gradual increase in the taxation rate until 2018. In accordance with IFRS, the main effect of the new Chilean tax reform was applied as an adjustment to our net deferred tax liabilities as of September 30, 2014 and recognized in our statement of comprehensive income. It is expected that this reform will slightly affect our results in the future, considering its main impacts on deferred taxes have been already recognized. For more detail see “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations.”

For more detail on how each of these factors impact the net income of our electricity generation and distribution businesses, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

We expect reasonably good operating performance during the coming years given the macroeconomic perspective for Chile. Despite current uncertainties concerning the global economy, there is favorable expectation for Chile’s growth during the next five years, including an expected 1.9% growth in gross domestic product in 2016, based on Latin American Consensus Forecasts published by Consensus Economics Inc. on March 14, 2016, and the annual electricity demand growth over the next five years is expected to be 2.5%.

On the other hand, development of new generation facilities in Chile has always lagged behind demand growth. However, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation, and scarcity of places where to locate plants, these new projects involve higher development costs than in the past.

Enel, our ultimate controller, has announced that it will no longer build coal power plants because it considers the technology to be obsolete, and the company expects to have no CO2 emissions by 2050. Closure of these coal power plants are scheduled between now and 2040 or 2045. Their capacity must be substituted by other types of generation. Natural gas power plants are not an option because of the CO2 costs and current carbon capture and storage technology are not economically viable and therefore, the focus will be on NCRE.

We expect that average electricity prices will rise to recognize these higher costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus have greater profitability in scenarios of increasing prices to end customers. We expect this situation will also impact long term spot prices positively. Long term contracts awarded to our subsidiaries in different bids have already incorporated these expected price levels. Currently, 15.4% of our expected annual generation is sold under contracts with terms of at least ten years and an additional 70.5% under contracts with terms of at least five years.

There can be no assurance that past performance will be indicative of future performance with respect to our businesses. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic or population growth, as well as changes in the regulatory regimes in Chile, among other factors, could affect our operating income. Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. For further information regarding our 2015 results compared with previous years, please see “— A. Operating Results — Results of Operations for the years ended December 31, 2015 and 2014” and “— A. Operating Results — Results of Operations for the Years Ended December 31, 2014 and 2013.” Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, would have a negative impact on our capital expenditure plan and we have many sources of proven liquidity in the international and domestic capital markets. As of December 31, 2015, we are able to incur up to Ch$ 4,053 billion in incremental debt, without entering into a breach of the debt covenants, beyond current levels of consolidated indebtedness. We believe that we will continue to have similar comfortable levels of leverage capacity for the foreseeable future (see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”).

We expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.	Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2015:

	Payments due by Period
Ch$ billion	Total	2016	2017-2018	2019-2020	After 2020
Bank debt	0	0	0	0	0
Local bonds(1)	375	5	11	106	254
Yankee bonds(1)	509	0	0	0	509
Other debt(2)	0	0	0	0	0
Interest expense(3)	720	54	107	107	453
Pension and post-retirement obligations(4)	15	3	2	2	8
Purchase obligations(5)	17,926	1,112	2,370	2,648	11,796
Financial leases	25	3	6	8	8
Total contractual obligations	19,570	1,177	2,496	2,871	13,028

(1)	Net value, hedging instruments included substantially modify the principal amount of debt.
(2)	Other debt includes governmental loan facilities, supplier credits and short-term commercial paper among others.
(3)	Interest expenses are the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, presented according to when the interest payment comes due.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.
(5)	Includes generation and distribution business purchase obligations which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$ 17,926 billion, 45% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles, and energy purchased for generation, and 42% corresponds to energy purchased for distribution and the remaining 13% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

G.	Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this Report, for safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Our Board of Directors consists of nine members who are elected for a three-year term at an Ordinary Shareholders’ Meeting (“OSM”). If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected. Our Executive Officers are appointed and hold office at the discretion of the Board of Directors.

The business address of our directors is c/o Empresa Nacional de Electricidad S.A., Santa Rosa 76, Santiago, Chile.

Directors	Position	Current Position Held Since
Enrico Viale	Chairman	2014
Ignacio Mateo M.	Vice Chairman	2014
Jorge Atton P.	Director	2014
Francesco Buresti	Director	2014
Enrique Cibié B.	Director	2012
Francesca Gostinelli	Director	2014
Felipe Lamarca C.	Director	2012
Isabel Marshall L.	Director	2014
Vittorio Vagliasindi	Director	2014

Set forth below are brief biographical descriptions of our directors, of whom four reside in Chile and the rest in Europe, as of December 31, 2015.

At the OSM held on April 27, 2016, our new Board of Directors was elected for a term of three years starting from the date of the meeting. At the Board of Directors meeting held on April 28, 2016, the directors agreed to appoint Mr. Jorge Atton P., Mr. Enrique Cibié B. and Mr. Julio Pellegrini V. as members of the Directors’ Committee. Additionally, Mr. Cibié was appointed as Financial Expert of the Directors’ Committee.

The members of our new Board of Directors are as follows:

•	Mr. Giuseppe Conti (Chairman)

•	Mr. Francesco Giorgianni (Vice Chairman)

•	Mr. Jorge Atton P.

•	Mr. Francesco Buresti

•	Mr. Enrique Cibié B.

•	Mr. Mauro Di Carlo

•	Mr. Luca Noviello

•	Mr. Umberto Magrini

•	Mr. Julio Pellegrini V.

Enrico Viale

Chairman of the Board of Directors

Mr. Viale is currently the Director of Enel’s Global Generation. Mr. Viale joined Enel in 2003 as Country Manager for Southeastern Europe and has occupied diverse positions within Enel subsidiaries, such as Chief Executive Officer (“CEO”) of Enel Maritza East 3. Between 2008 and 2014, he served as Chief Operating Officer, managing Enel’s interest in OGK-5 and Rusenergosbyt, and supporting SeverEnergia’s upstream gas operations, before becoming Country Manager and CEO of Enel Russia. He began his career in 1986 at GIE, an Italian energy company. He was Vice Chairman of ABB, a global provider of power and automation technologies, for the Structured Finance business, a division that provided debt capital and equipment for projects, and asset-backed financing such as leasing. He was also Chief Financial Officer (“CFO”) of Ansaldo Energía, an Italian supplier, installer and service provider for power generation plants, among various finance positions. Mr. Viale holds a civil engineering degree with specialization in hydraulic engineering from the Polytechnic University of Turin (Turin, Italy) and an M.B.A. from the University of Santa Clara Business School (California, USA). He has also taken training courses at Politecnico di Milano (Milan, Italy) and at the Massachusetts Institute of Technology (Massachusetts, USA).

Ignacio Mateo M.

Vice Chairman of the Board of Directors

Mr. Mateo has been the Director of Planning and Control of the Global Generation Business Division of Enel since 2010. Previously, he was Deputy Strategy Director, Head of Strategic Planning and Strategy Assistant Manager of Endesa Spain, as well as Corporate Development Director for Endesa Telecom, an Endesa Spain subsidiary, and Head of Endesa Spain’s International Cogeneration and Renewable Energy Division. His prior experience was as Head of the Environmental Department and Control Department Engineer of Unión Fenosa Generación (Spain). Mr. Mateo holds a mining engineering degree with specialization in energy and fuel and a Masters in Energy and Environment, both from Universidad Politécnica de Madrid (Madrid, Spain). He also holds an M.B.A. from the IESE Business School (Madrid, Spain).

Jorge Atton P.

Director, Member of the Directors’ Committee

Mr. Atton currently serves as director of Ionix S.A., an industrial scale ionization company. Since May 2014, he served as external consultant in the European Economic Commission (Cepal). From March 2010 to March 2014, he was subsecretary of the Chilean Department of Telecommunications. Between 1998 and January 2010, he was CEO of Telefónica del Sur and Compañia de Teléfonos de Coyhaique, both telecommunication companies. From 1984 to 1998, he served as Chief Operating Officer before becoming Customers Director of the aforementioned companies. Mr. Atton holds a degree in Electronic Engineering from the Universidad Austral de Chile (Valdivia, Chile) and graduate studies in Project Management and Assessment from the Universidad de Chile (Santiago, Chile).

Francesco Buresti

Director

Mr. Buresti currently serves as the Head of Enel’s Global Procurement. Mr. Buresti was a consultant in the industrial sector for Accenture, a multinational management consulting, technology services, and outsourcing company, and a consultant in the industrial and utilities sectors for McKinsey & Company, a management consulting firm. In 2005, Mr. Buresti joined Enel as Purchasing Director for the Grids and Market divisions. Between 2007 and 2012, Mr. Buresti was Director of Purchasing for Endesa, S.A. (Spain), after which he became Head of Global Procurement. He is also a member of the Board of Directors of several Enel subsidiaries, including Endesa Chile. Mr. Buresti holds a degree in electronics engineering from Università degli Studi di Bologna (Bologna, Italy).

Enrique Cibié B.

Director, Member and Financial Expert of the Directors’ Committee

Mr. Cibié currently serves as director of several companies unrelated to us, such as Masisa S.A., a wood products company, and Terramater, a Chilean winery. He was CEO of Masisa S.A. (from 2005 to 2009), Farmacias Ahumada S.A. (from 2001 to 2004), a Chilean pharmaceutical chain and Coca Cola Embonor Inc. (from 2000 to 2001), a Chilean company which bottles Coca-Cola products. Mr. Cibié holds a degree in Business Administration from Pontificia Universidad Católica de Chile (Santiago, Chile) and an M.B.A. from Stanford University (California, USA).

Francesca Gostinelli

Director

Ms. Gostinelli is currently the Business Development Director in the Global Generation Business Line Division of Enel. During 2014, she served as Enel’s Director of Business and Improvement of Operations in the International Division, as Business Development Director in the International Division from 2010 to 2014 and as International Regulation Director from September 2007 to December 2010. Ms. Gostinelli started working for Enel and its subsidiaries as an expert in Energy Management at Enel Produzione S.p.A. in July 2000 and during two years, was part of the team that managed the international trading and sale of energy in the open market. Ms. Gostinelli was previously a member of the Board of Directors of multiple Enel subsidiaries, including Enel Green Power, Enel Trade S.p.A., Enel OGK5, Enel France, Marcinelle Energie, Enel Energie and Enel Energie Muntenia and served as Supervisor of the Board of Slovénske Elektrarne. Prior to joining Enel, Ms. Gostinelli worked in Italy as Head of the Technical Department of the Public Agency for Energy and Environment (Perugia, Italy) and as part of the staff of the La Scuola Enrico Mattei (Milan, Italy). Ms. Gostinelli holds a degree in environmental engineering and a Masters in management and energy economy and environment from La Scuola Enrico Mattei (Milan, Italy), a graduate school specialized in international relations and the third world. Ms. Gostinelli has also participated in several training courses and programs in Milan, and in the United States at the German Marshall Fund (Washington D.C., USA) and at the Harvard Business School (Massachusetts, USA).

Felipe Lamarca C.

Director and Chairman of the Directors’ Committee

Mr. Lamarca currently serves as director of several companies unrelated to us including Ripley, a retailer and financial services firm. He served as Director of the Servicio de Impuestos Internos, the Chilean tax authority, between 1978 and 1984. From 1986 to 2005, Mr. Lamarca was Chairman of COPEC, a Chilean fuel distributor company. Between 1997 and 2001, Mr. Lamarca was Chairman of Sociedad de Fomento Fabril (SOFOFA), a non-profit trade association representing the views and interests of Chilean businessmen. Mr. Lamarca was the Superintendent of the SVS between 1982 and 1983. He holds a degree in Business Administration from Pontificia Universidad Católica de Chile (Santiago, Chile). In 2001, he received the award “Distinguished Professional of the Year” from the Business and Economics School of that university.

Isabel Marshall L.

Director

Ms. Marshall currently serves as director and founding member of CESCO, a copper and mining study center. She is also an Associate and Senior Consultant of the consulting company, Mymco Consultores Ltda. She is also a consultant on matters relating to sustainability at Ecometales Ltda., a Codelco affiliate dedicated to the treatment of metal products with high impurities. She has been responsible for the development of the Comprehensive Management Systems in safety, health, environment and the sustainability report for Ecometales and Advisor to CIPMA, an environmental research and planning center. She was the founding associate and CEO of the consulting company, Consultora GS3, dedicated to topics pertaining to mining, sustainability and market development, and previously the Studies and Strategic Administration Manager and Vice Chairman of Corporate Finance, Operational Excellence, Promotion and Sustainability at Codelco, the Chilean state-owned copper company. Ms. Marshall participated in Cochilco, a stated owned Chilean copper commission, and was the Corporate Planning and Administration Control Manager in Antofagasta Minerals, a mining company. She holds a joint degree in sociology and economics from Pontificia Universidad Católica de Chile and a Masters degree in economics from the same university. Ms. Marshall also holds a Masters degree in Public Administration and a Ph.D. in economics and government from Harvard University (Massachusetts, USA).

Vitorrio Vagliasindi

Director

Mr. Vagliasindi is currently the Director of Engineering and Construction of Enel’s Global Generation Division and a member of the Board of Directors of Endesa Chile since November 2014. Previously, he worked in affiliated companies of Enel as Deputy Chief Executive of Operations and Engineering (Italy) and Head of Engineering and Construction of Enel Green Power, as well as Head of the Business area of Renewable Energies, Head of Coal and Orimulsion (a type of fuel) Plants and Head of Thermal Electric Generation at Enel Produzione (Sicily, Italy). He was Director of Torrevaldaliga Nord power plant and Sulcis di Portoscuso power plant, both located in Italy. Mr. Vagliasindi holds a degree in nuclear engineering from Università di Roma “La Sapienza” (Rome, Italy).

Executive Officers

Set forth below are our Executive Officers as of December 31, 2015.

The business address of our Executive Officers is c/o Empresa Nacional de Electricidad S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Current Position Held Since
Valter Moro	Chief Executive Officer	2014
Ramiro Alfonsín B.	Chief Financial Officer and Deputy Chief Executive Officer	2015
Claudio Helfmann S.	Business Development Officer	2015
María Teresa González R.	Communication and Sustainability Officer	2016
Luis Alberto Vergara A.(1)	Human Resources Officer	2016
Bernardo Canales F.	Engineering & Construction Officer	2015
Ignacio Quiñones S.	General Counsel	2013
Humberto Espejo P.	Trading & Marketing Officer	2015

(1)	In April 2016, Mr. Luis Alberto Vergara A. replaced Mr. Federico Polemann as the Human Resources Officer.

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Valter Moro became CEO in November 2014 and he is currently also the Generation Director of Chile. Mr. Moro has 18 years of experience working for Enel and its subsidiaries. He has worked for ten years in generation installations and eight years in energy management activities in Italy, Spain and Chile. He was the Maintenance Manager and then the Generation Manager of Enel’s power plant in La Spezia (Italy), and Production Scheduling and Fuel Manager at Enel in Rome. He was later Energy Management Director of Enel Viesgo (Madrid, Spain) and worked in the Generation Energy Management Division as the Project Coordination Unit Manager, providing support to the Iberian and South American Group Divisions. Mr. Moro holds a mechanical engineering degree and a Ph.D. in energy engineering from Università Politécnica delle Marche (Ancona, Italy).

Ramiro Alfonsín B. was appointed Deputy Chief Executive Officer in April 2013 and Chief Financial Officer in February 2015. He joined Endesa Spain in June 2000. From 2004, he worked at Endesa Italy as Planning and Investment Manager and at Endesa Europe as Deputy Director of Investment and Corporate Relations. From 2007 to March 2013, he held the position of Regional Planning and Control Officer of Enersis Américas. Before joining Endesa Spain, he worked as a Senior Financial Advisor at Banco Urquijo KBL group, a Spanish bank, in the Management of Corporate Development and Institutional Relations area at Alcatel, a telecom company and as an Associate in Corporate Banking at ABN AMRO Bank N.V., a Dutch bank. Currently, Mr. Alfonsín is Director of several subsidiaries of Endesa Chile in Chile, Argentina, Brazil, and Peru. Mr. Alfonsín holds a degree in business administration from Pontificia Universidad Católica de Argentina (Buenos Aires, Argentina).

Bernardo Canales F., is currently our Engineering & Construction Officer and has served as our Regional Engineering Director since November 2010. Mr. Canales joined the company in 1996 to become a part of the Engineering Team that developed multiple energy projects in Chile and Perú; after which, he became Head of Production Projects for both countries in 2000. He then served as CEO for the electricity company Piura (Peru) from 2004 to 2006. Later, he developed the Chief Technical Officer of Hydro Power Plant of HidroAysén from 2006 to 2010 until he was appointed as Regional Engineering Director. Mr. Canales holds a degree in Mechanical Engineering from Universidad de Chile and graduate studies in economics (1999) from the Pontificia Universidad Católica de Chile (Santiago, Chile). In 2011, he undertook the Enel Leadership for Energy Executive Program at the Harvard Business School.

Humberto Espejo P., currently serves as our Trading & Marketing Officer. He began in our Company in 1996 and has worked in areas of business development, regulatory and commercial, both for Enersis Américas and Endesa Chile, country level and in projects in other Latin American countries. He has served on the board of various companies in the group, both in electricity generation and transmission of electricity and fuel. Mr. Espejo also was part of the board of the CDEC-SIC, operator of the main Chilean electricity system. Mr. Espejo holds a degree in Industrial Engineering and a Master of Science in Engineering from the Pontificia Universidad Católica de Chile. He also holds a MSc degree in Policy Economics from the University of Illinois (USA).

María Teresa González R. became Communications Officer in April 2014 and was appointed as Sustainability Officer in April 2016. Prior to her appointment, she was CEO of the nonprofit foundation San Ignacio del Huinay, created jointly by us and by the Pontificia Universidad Católica de Valparaiso (Valparaíso, Chile). Ms. González was the Cabinet Head of the Chilean Ministry of Transportation and Manager of Public Affairs of the Board of Directors of the Metropolitan Public Transportation, the Chilean operator of the transportation system, Human Resources Director and Communications Assistant Manager of Essbio S.A., a Chilean water utility, Head of Communications of Serviu Bío Bío, a state-owned housing and urbanization service and Head of Regional Government Communications of Bío Bío, a Chilean region. Ms. González holds a journalism degree from Universidad de Concepción (Concepción, Chile) and an M.A. in strategic communications from Universidad del Pacífico (Santiago, Chile) and is a candidate for a M.A. in management and human resources from the Institute for Executive Development (Santiago, Chile).

Claudio Helfmann S., currently serves as Business Development Manager. He previously held the position of Development Manager for the group in Peru. From 2008, he served as assistant manager of thermal and renewable projects, with an area of responsibility in Latin America. Mr. Helfmann holds a degree in Industrial Engineering, specializing in electrical engineering, from Pontificia Universidad Católica de Chile (Santiago, Chile).

Federico Polemann was appointed Human Resources Officer from July 2013 to March 31, 2016. His professional career began with various roles in the Human Resources department at Citibank, N.A., U.S. bank, after which in September 2003, he was appointed as the Senior Analyst of Human Resource Development at Costanera. In 2007, he became the Head of Development and Labor Relations in Argentine Generation and was Managing Director of Personnel for Argentina. Mr. Polemann holds a degree in Business Administration from Universidad de Buenos Aires (Buenos Aires, Argentina) and a Masters’ in strategic human resource planning from the Universidad de San Andrés (Buenos Aires, Argentina).

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

Luis Alberto Vergara A. became the Human Resources Officer in April 2016. In the past three years, he served as Head of Human Resources Organizational Development of Enel for Generation and Power Management business. From 2007 to 2012, Mr. Vergara served as Head of Organization and Planning of Human Resources at Latam level. From 2001 to 2006, he worked for

Enersis in the Organizational and Process department. From 1996 to 2000, he worked in Chilectra Chile in the Commercial Process and Big Clients department. Mr. Vergara holds a degree in Electronic Civil Engineering from Universidad Técnica Federico Santa María (Valparaíso, Chile) and an M.B.A. from the Pontificia Universidad Católica de Chile (Santiago, Chile).

B.	Compensation.

At the OSM held on April 15, 2015, our shareholders approved the current compensation policy for the Board of Directors. Directors are paid a monthly fee depending on their attendance at Board meetings and their participation as Director of any of our subsidiaries. These monthly payments consist of a fixed compensation of UF 174 and a fee of UF 84 depending on attendance to Board meetings. The Chairman of the Board is entitled to double the compensation compared to other directors under this policy, while the Vice Chairman receives fixed compensation higher than the directors but lower than the Chairman. The members of our Directors’ Committee are paid a monthly fee of UF 58 and a fee of UF 28 depending on attendance to Directors’ Committee meetings with a limit of 12 sessions per year. If a Director serves on one or more Boards of Directors of the subsidiaries and/or related companies or serves as director of other companies or corporations in which the economic group holds an interest directly or indirectly, the Director can only receive compensation in one of these Boards of Directors. Executive Officers of our Company and/or of our subsidiaries or related companies will not receive compensation in the case that they serve as Director of any subsidiary, related company or are affiliated in any way to our Company.

In 2015, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings, was as follows:

	Year ended December 31, 2015
Director	Fixed Compensation	Variable Compensation	Directors’ Committee	Total
	(in Ch$)
Enrico Viale(1)	—	—	—	—
Ignacio Mateo M.(1)	—	—	—	—
Alfredo Arahuetes G.	18,065,362	—	—	18,065,362
Jorge Atton P.	73,366,268	—	24,453,650	97,819,918
Francesco Buresti(1)	—	—	—	—
Susana Carey C.	18,065,162	—	7,336,488	25,401,650
Enrique Cibié B.	91,431,630	—	32,037,538	123,469,168
Francesca Gostinelli	—	—	—	—
Felipe Lamarca C.	91,431,630	—	32,037,538	123,469,168
Isabel Marshall L.	91,431,630	—	—	91,431,630
Vittorio Vagliasindi(1)	—	—	—	—

Total	383,791,682	—	95,865,215	479,656,896

(1)	Messrs. Viale, Mateo, Buresti, Vagliasindi and Ms. Gostinelli waived compensation for their positions as directors.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. For the year ended December 31, 2015, the aggregate gross compensation, paid or accrued, for all our Executive Officers, attributable to fiscal year 2015, was Ch$ 1,582 million in fixed compensation and Ch$ 466 million in variable compensation. Executive Officers are eligible for variable compensation under a bonus plan. The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries.

We entered into severance indemnity agreements with all of our Executive Officers, pursuant to which we will pay a severance indemnity in the event of voluntary resignation or termination by mutual agreement among the parties. The severance indemnity does not apply if the termination is due to willful misconduct, prohibited negotiations, unjustified absences or abandonment of duties, among other causes, as defined in Article 160 of the Chilean Labor Code. All of our employees are entitled to legal severance pay if terminated due to our needs, as defined in Article 161 of the Chilean Labor Code.

The amounts accrued in 2015 to provide severance indemnity to our Executive Officers totaled Ch$ 480.5 billion, of which Ch$ 208.3 billion was accrued during 2015. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

C.	Board Practices.

Our Board of Directors in office as of December 31, 2015 was elected at the OSM held on April 27, 2015, for a three-year term which ends in April 2018. However, a new Board of Directors was elected at the OSM held on April 27, 2016 for a three-year term which end in April 2019. For information about each of the directors and the year that they began their service on the Board of Directors, see “— A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by a Board of Directors, which, in accordance with our by-laws, consists of nine directors who are elected by our shareholders at an OSM. Each director serves for a three-year term. Following the end of their term, they may be re-elected or replaced. Directors can be re-elected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s by-laws and the stockholders’ resolutions. In addition to the by-laws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

Our corporate governance policies are included in the following policies or procedures: the Charter Governing Executives, The Employee Code of Conduct, the Manual for the Management of Information of Interest to the Market” (the “Manual”), the Human Rights Policy (Política de Derechos Humanos), the Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”), the Penal Risk Prevention Model, the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree No. 231 of June 8, 2001” and procedures issued in compliance with General Regulation No. 385 issued by the SVS.

The Charter Governing Executives and the Employee Code of Conduct, explain our principles and ethical values, establish the rules governing our contact with customers and suppliers, and establish the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. They also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

In order to ensure compliance with Securities Market Law No. 18,045 and SVS regulations, our Board of Directors, at its meeting held on May 29, 2008, approved the “Manual for the Management of Information of Interest to the Market” (the “Manual”). This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual was released to the market in 2008 and is posted on our website at www.endesa.cl. In 2010, the Manual was modified in order to comply with the provisions of Law No. 20,382 (Corporate Governance Improvement Law). The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationship between People Politically Exposed (Procedimiento Personas Expuestas y Conexas) and our Company, which established a specific regulation for their commercial and contractual relationships.

The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into the corporate reality.

In order to supplement the aforementioned corporate governance regulations, at its meeting held on June 24, 2010, our Board of Directors approved a Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”). The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

At its meeting held on March 31, 2011, our Board approved the Penal Risk Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials. The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties. The adoption of the Penal Risk Prevention Model mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the Penal Risk Prevention Officer, who was appointed by the Board at its meeting held on October 27, 2010. As of December 31, 2015 our Penal Risk Prevention Officer was Alain Rosolino, Internal Audit Officer of Enersis Américas and Enersis Chile.

On October 27, 2010, our Board of Directors approved the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree No. 231 of June 8, 2001” (“Guidelines 231”). The Guidelines 231 is defined by Italian Legislative Decree No. 231, which was enacted on June 8, 2001. It establishes a compliance program that identifies the behaviors expected of related parties for the non-Italian subsidiaries of Enel. Given that our ultimate parent company, Enel, has to comply with Italian Legislative Decree No. 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law No. 20,393, these guidelines set a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree No. 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law No. 20,393, which deals with the criminal responsibility of legal entities. These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation No. 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. General Regulation No. 341 was substituted by General Regulation No. 385, issued by the SVS on June 8, 2015. This regulation has similar objectives than the former General Regulation No. 341, but includes additional issues, by the way of separating each policy in several more detailed policies. Subjects such as non discrimination, inclusion and sustainability are particularly important in this new regulation. The Appendix of General Regulation No. 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders, and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the SVS. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website, and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE.

Independence and Functions of the Directors’ Committee (Audit Committee)

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. We have been subject to this requirement since July 31, 2005. On April 22, 2010, at an Extraordinary Shareholders’ Meeting (“ESM”), our by-laws were amended and the Audit Committee was merged with the Directors’ Committee. According to our by-laws, all members of this Committee must satisfy the requirements of independence, as stipulated by the NYSE. Also, Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 38.4 billion as of December 31, 2015) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. The Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company

Manual Rules 303A.06 and 303A.07. As of July 31, 2005, non-U.S. companies have been required to comply with Rule 303A.06, but not with Rule 303A.07. Since July 31, 2005, we have complied with the independence and the functional requirement of Rule 303A.06.

On June 29, 2005, our Board of Directors created an Audit Committee, composed of three directors who were also members of the Board, as required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules. In April 2010, this Audit Committee was merged into the Directors’ Committee. Pursuant to our by-laws, all members of the Directors’ Committee must satisfy the requirements of independence, as stipulated by the NYSE. The Directors’ Committee is composed of three members of the Board and complies with Chilean law, as well as with the criteria and requirements of independence prescribed by the SOX, the SEC and the NYSE. As of the date of this Report, the Directors’ Committee complies with the conditions of the Audit Committee as required by the SOX, the SEC and the NYSE corporate governance rules. As a result, we have a single Committee, the Directors’ Committee, which includes among its functions the duties performed by the Audit Committee.

Our Directors’ Committee performs the following functions:

•	review of financial statements and the reports of the external auditors prior to their submission for shareholders’ approval;

•	formulate proposals to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;

•	review of information related to our transactions with related parties and reports the opinion of the Directors’ Committee to the Board of Directors;

•	the examination of the compensation framework and plans for managers, executive officers and employees;

•	the preparation of an Annual Management Report, including its main recommendations to shareholders;

•	provide information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

•	oversee the work of external auditors;

•	review and approval of the annual auditing plan by the external auditors;

•	evaluate the qualifications, independence and quality of the auditing services;

•	elaborate on policies regarding employment of former members of the external auditing firm;

•	review and discuss problems or disagreements between management and external auditors regarding the auditing process;

•	establish procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

•	any other function mandated to the committee by the by-laws, our Board of Directors or our shareholders.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law provides for this practice through the disclosure of the procedures related to General Resolution No. 385 and the Manual. We have also adopted the codes of conduct described above, and at our ESM held in March 2006, we approved the inclusion of articles in our by-laws that govern the creation, composition, attributions, functions and compensation of both Directors’ and Audit Committees described above.

D.	Employees.

The following table sets forth the total number of our personnel (both permanent and temporary employees) and the number of personnel (both permanent and temporary employees) of each of our consolidated subsidiaries as of December 31, 2015, 2014 and 2013, assuming that the Spin-offs had been completed as of December 31, 2015:

Company	2015	2014	2013
Endesa Chile	919	1,137	1,137
Pehuenche	2	3	3
Celta	—	1	1
Túnel El Melón(1)	—	15	16
GasAtacama(2)(3)	99	134	—

Total personnel	1,020	1,290	1,157

(1)	We sold this company in January 2015.
(2)	As a result of our purchase of an additional 50% interest in GasAtacama Holding., we began accounting for GasAtacama Holding and its subsidiaries, including GasAtacama on a consolidated basis since May 2014.
(3)	Includes GasAtacama Argentina S.A.

The following table sets forth the total number of our temporary employees and the number of temporary employees of each of our consolidated subsidiaries as of December 31, 2015, 2014, and 2013 and the average during the most recent financial year, assuming that the Spin-offs had been completed as of December 31, 2015:

Company	Average 2015	2015	2014	2013
Endesa Chile	82	51	119	96
Pehuenche	—	—	—	—
Celta	—	—	—	—
Túnel El Melón(1)	—	—	—	—
GasAtacama(2)(3)	—	—	1	—

Total temporary personnel in Chile	82	51	120	96

(1)	We sold this company in January 2015.
(2)	As a result of our purchase of an additional 50% interest in GasAtacama Holding, we began accounting for GasAtacama Holding and its subsidiaries including GasAtacama on a consolidated basis since May, 2014.
(3)	Includes GasAtacama Argentina S.A.

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

To the best of our knowledge, none of our directors or officers owns more than 0.1% of our shares or owns any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in our shares. To the best of our knowledge, any share ownership by all of our directors and officers, in the aggregate, amounts to significantly less than 10% of our outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

We have only one class of capital stock and Enersis Chile, our controlling shareholder, has no different voting rights than our other shareholders. As of April 26, 2016 our 8,201,754,580 shares of common stock outstanding were held by 15,934 stockholders of record. There were three record holders of our ADSs, as of such date.

It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States, as the depositary only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As such, we are not able to ascertain the domicile of the final beneficial holders represented by the official ADS record holders in the United States of America. Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

On October 23, 2014, Endesa S.A., a Spanish subsidiary of Enel, sold its direct and indirect ownership interest in shares of Enersis Américas (formerly known as Enersis S.A.) to Enel Iberoamérica, a wholly-owned Spanish subsidiary of Enel. As a result of this transaction, Enel owned 60.6% of Enersis Américas through Enel Latinoamérica (40.3%) and Enel Iberoamérica (20.3%).

On March 1, 2016, our shares were assigned to Enersis Chile as a result of the demerger of Enersis Chile from Enersis Américas described above.

As of April 26, 2016, Enersis Chile owned 60.0% of our shares. Chilean private pension funds (AFPs), owned 15.9% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 14.5% of our equity. ADS holders owned 3.5% of the equity. The remaining 6.2% was held by 15,744 minority shareholders.

The following table sets forth certain information concerning ownership of our common stock as of April 26, 2016, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding

Enersis Chile	4,919,488,794	60.0%

Enersis Chile is a company primarily engaged, through its subsidiaries and related companies, in the generation and distribution of electricity in Chile. Enersis Chile is controlled by Enel Iberoamérica, a Spanish subsidiary of Enel, which beneficially owns 60.6% of Enersis Chile’s outstanding capital stock.

Since June 25, 2009, Enel has been our ultimate parent company, by virtue of its beneficial shareholding of 60.6% of Enersis Américas and the spin-off of Enersis Chile by Enersis Américas. Enel continues to be our final controller and such control is exercised through Enersis Chile.

Enel is an Italian energy company with multinational operations in the power and gas markets. Enel operates in over 30 countries across 4 continents, producing energy through a net installed capacity of more than 89 GW and distributes electricity and gas through a network of approximately 1.9 million kilometers. With over 61 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA.

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

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions,” pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meetings held on December 17, 2009 and April 23, 2010, our Board of Directors approved a related-party transaction policy (política de habitualidad) effective as of January 1, 2010. This policy was amended by our Board of Directors at the board meeting held on April 25, 2012. This policy is available on our website.

If a transaction is not in compliance with Article 146, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and reparation for damages. We believe that we have complied with the requirements of Article 146 in all transactions with related parties.

Our largest electricity distribution customer is Chilectra Chile, a subsidiary of Enersis Chile. The terms of our contracts with Chilectra Chile are regulated in accordance with the Chilean Electricity Law.

It is our policy that all of our and our Chilean subsidiaries’ cash inflows and outflows are managed through our centralized cash management policy in coordination with Enersis Chile. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transactions are carried out through either short-term or structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s length basis. All of these transactions are subject to the supervision of our Directors’ Committee. As of December 31, 2015, these transactions were priced at TIP (a Chilean variable interest rate) plus 0.05% per month.

We have received short term loans from our related parties in Chile, primarily to satisfy working capital needs. As of December 31, 2015, the outstanding balance for such short term loans was US$ 295 million comprised of a US$248 million loan from Gas Atacama and a US$46 million from Pehuenche.

During the three-year period ended December 31, 2015, Costanera received one loan from us at a spread of 6.0% over LIBOR. This loan matured in November 2013, because it was contributed to Costanera in connection with its capital increase.

During 2015, we obtained four structured loans from Enersis Américas, primarily to satisfy working capital needs. As of December 31, 2015, the outstanding balance was comprised of a US$ 250 million loan denominated in U.S. dollars with a fixed interest rate of 1.38%.

Intercompany Arrangements Related to the Spin-Off

We do not own any of Endesa Américas’ common stock or ADSs and Endesa Américas does not own any of our common stock or ADSs. Under Chilean law, we remain jointly and severally liable for some obligations assumed by Endesa Américas pursuant to the Spin-Off. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving us of such liability and approving the Spin-Off.

There are a variety of contractual relationships between Endesa Américas and us to provide for ongoing relationships. They fall into two broad categories:

Arrangements Related to the Spin-Off. The separation of the two companies and the transfer of certain assets and liabilities owned by us to Endesa Américas were effected by the action of our shareholders at our ESM held on December 18, 2015.

Post-Spin-Off Intercompany Services. We entered into intercompany agreements with Endesa Américas under which we provide a variety of services to Endesa Américas following the Spin-Off. The services rendered to Endesa Américas include certain corporate functions, such as legal, tax services, investor relations. These services are provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage.

We may also enter into a tax indemnity agreement with Enersis Américas pursuant to which Enersis Américas will indemnify us for net tax costs paid by us in connection with the Spin-Off. This indemnification would be applicable only if the Merger is not approved before December 31, 2017 due to reasons not attributable to us or Endesa Américas or if an event of force majeure has occurred.

As of the date of this Report, the transactions described above have not experienced material changes. For more information regarding transactions with related parties, refer to Note 9 of the Notes to our consolidated financial statements.

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

For detailed information as of December 31, 2015 on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 34.3 of the Notes to our consolidated financial statements. Please note that since March 1, 2016, Endesa Américas is the defendant instead of us for all legal proceedings originating from our previous non-Chilean businesses.

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

Dividend Policy

The Board generally establishes a definitive dividend payable each year, accrued in the prior year, which cannot be less than the legal minimum of 30% of the annual net income. In the meeting held on April 27, 2015, the OSM agreed to distribute a definitive dividend of Ch$ 167,278,188,000 equivalent to Ch$ 20.39541 per share of common stock accrued in fiscal year 2014. This corresponds to a payout ratio of 50%, based on annual consolidated net income before negative goodwill amortization. On January 30, 2015, an interim dividend of Ch$ 3.44046 per share of common stock was paid as part of the definitive dividend, with the remainder of Ch$ 139,060,349,700 equivalent to Ch$ 16.95495 per share of common stock paid on May 25, 2015. On November 30, 2015, the Board of Directors agreed to distribute an interim dividend of Ch$ 3.55641 per share on January 29, 2016, accrued in fiscal year 2015. The aforementioned interim dividend will be deducted from the total dividend, which will be paid on May 24, 2016. The total dividend of Ch$ 196,434 million that has been agreed to be paid, corresponds to a payout ratio of 50%, based on annual consolidated net income. As a consequence of the spin-off approved at the ESM held on December 18, 2015, the remaining dividend will be divided in a determined proportion between our Company and Endesa Américas, which will correspond to Ch$ 11.02239 and Ch$ 9.37144 per share, respectively. The payment of dividends for fiscal year 2015 is based on the net income filed with the SVS. For further details, see “Item 3. Key Information — A. Selected Financial Data.”

In accordance with our current dividend policy, the interim dividend corresponds to 15% of liquid net income as of September 30, 2015. Additionally, our Board of Directors will propose a definitive dividend payout equal to 50% of the annual consolidated net income for fiscal year 2016. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on actual 2016 net income. The proposed dividend policy is subject to our Board of Director’s prerogative to change the amount and timing of the dividends under the circumstances at the time of the payment.

Enel, our ultimate controller, has stated its interest into modifying our current dividend payment policy progressively as follows: 50% of the annual consolidated net income for fiscal year 2016, 55% for fiscal year 2017, 60% for fiscal year 2018, 65% for fiscal year 2019 and 70% for fiscal year 2020. The payments of dividend are subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria, and other contractual restrictions such as the non-default on credit agreements. However, these legal restrictions are not currently affecting our ability or any of our subsidiaries to pay dividends. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further detail on our debt instruments).

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

	Dividends distributed(1)
Year	Nominal Ch$ per Share	US$ per ADS(2)
2015	20.39	0.86
2014	21.58	1.07
2013	14.29	0.82
2012	27.24	1.70
2011	32.53	1.88

(1)	This chart details dividends actually paid in any given year, and not the dividends accrued in that year. These dividends may have been accrued during the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.
(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate as of December 31 of each year. One ADS = 30 shares of common stock.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

The financial statements must be audited in accordance with U.S. generally accepted auditing standards, and the auditor must comply with the U.S. and Commission standards for auditor independence. Note Article 2 of Regulation S-X, which contains requirements for qualifications and reports of accountants.

Other Considerations

KPMG, our registered independent public accountants, informed our Directors’ Committee that in their review of the affiliate structure and review of services provided to affiliates in contemplation of the registration of Endesa Américas in connection with the Spin-Off, they determined that impermissible services were provided by other member firms of KPMG International Cooperative, to companies ultimately controlled by Enel. By virtue of Enel being the common ultimate parent of Endesa Chile it was concluded that these entities are affiliates of Endesa Chile under SEC independence rules. None of the impermissible services were provided to Endesa Chile or entities “downstream” of Endesa Chile, and none of the services were provided by KPMG. The services provided to affiliates included elements of loaned personnel staff in Spain, legal advice specific to the application of regulations to employees in France, management functions related to an ongoing monitoring in Uruguay, and other activities and responsibilities that were concluded to be broker-dealer or investment banking services in Italy. Total fees for services related to these services provided to affiliates, which are not part of the consolidated group consisting of Endesa Chile and its consolidated entities and investments in associates and joint ventures, were approximately US$ 249,300.

KPMG considered whether the relationships noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as Endesa Chile’s auditors and have concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment. After taking into consideration the facts and circumstances of the above matter and KPMG’s determination, our Directors’ Committee also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

B.	Significant Changes

On April 21, 2016, we completed the spin-off of Endesa Américas and since the conditions established under IFRS were met by December 31, 2015, the results of the non-Chilean businesses assigned to Endesa Américas were classified as discontinued operations. See “Introduction”, “Item 4. Information on the Company — A. History and Development of the Company — History” and Notes 4 and 39 of the Notes to our consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

Market Price Information

The shares of our common stock currently trade on Chilean and United States exchanges.

The table below shows, for the periods indicated, high and low prices in Chilean pesos on the Santiago Stock Exchange and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE (which include the value of Endesa Américas in the price of the common stock through April 21, 2016 and in the price of the ADSs through April 26, 2016).

	Santiago Stock Exchange(1)		U.S. Stock Exchanges(2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low
2016
April (up to April 26, 2016)	935.50	585.00	41.70	39.01
March	971.89	900.00	43.03	39.70
February	944.00	889.21	41.01	37.52
January	949.99	833.01	39.16	33.84

2015	898.00	785.11	37.84	33.08
December	910.00	830.00	38.44	35.43
November	895.00	813.00	39.30	35.01
October	865.33	805.00	37.91	34.24
September	910.00	785.11	39.30	33.08
4th Quarter	922.40	805.00	42.89	34.24
3rd Quarter	985.32	870.00	48.52	40.31
2nd Quarter	960.01	895.00	47.05	42.34
1st Quarter

2014	948.00	698.09	48.22	37.63
4th Quarter	933.60	829.00	47.18	41.21
3rd Quarter	948.00	825.99	48.22	43.12
2nd Quarter	840.00	789.99	45.76	41.61
1st Quarter	800.00	698.09	44.43	37.63

2013	854.00	663.04	54.02	38.26
4th Quarter	798.00	702.70	47.67	41.64
3rd Quarter	775.60	663.04	45.58	38.26
2nd Quarter	854.00	685.00	54.02	40.11
1st Quarter	839.99	767.25	53.43	48.76

2012	899.00	710.00	55.96	44.05

2011	908.00	700.01	58.23	39.28

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSENET. Our ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 30 shares of common stock.

On the last trading day in 2015, our common stock closed at Ch$ 878.61 per share on the Santiago Stock Exchange and the ADS closed at US$ 36.98 on the NYSE.

On April 27, 2016, our common stock closed at Ch$ 612.91 per share on the Santiago Stock Exchange and the ADS closed at US$ 27.32 on the NYSE after giving effect to the spin-off of Endesa Américas.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our common stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 42 shares as of the date of this Report. As of December 31, 2015, 223 companies had shares listed on the Santiago Stock Exchange. For the year ended 2015, the Santiago Stock Exchange accounted for 93.4% of our total equity traded in Chile and amounted to 1,009,217,281 shares. In addition, approximately 6.6% of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and finally, less than 1% was traded on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. when daylight saving energy is in place (or alternatively from November to March), which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:30 a.m. to 5:00 p.m. when daylight saving energy is in place (or alternatively from November to March), on each business day. During local standard time, electronic auctions may be conducted four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m. When daylight saving energy is in place (or alternatively from November to March), there is an additional electronic auction at 4:30 p.m. More than 99% of the auctions and transactions take place electronically.

There are two share price indexes on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 (US$ 0.042 million as of December 31) and a free float representing at least 5% of the capital. The IPSA is calculated using the prices of the 40 shares with highest amounts traded on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Enersis has been included in the IPSA since the last quarter of 1988. Endesa Chile has been included in the IPSA since its privatization in 1987.

Shares of our common stock have traded in the United States in the form of ADSs on the NYSE and Over the Counter (“OTC”) since 1994 under the ticker symbol “EOC”. Since the completion of the Spin-Off of Endesa Américas in April 2016, our ADSs currently trade under the ticker symbol “EOCC”. Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under the Amended and Restated Deposit Agreement dated as of September 30, 2010, among us, Citibank, N.A. as Depositary (The “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of April 26, 2016, ADRs evidencing 9,559,707 ADSs (equivalent to 286,791,210 shares of common stock) were outstanding, representing 3.5% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other exchanges during 2015 amounted to approximately 27.4 million ADSs, which in turn was equivalent to US$ 1,120 million.

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

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2015:

	Endesa Chile
	Number of common shares traded	Percent
Market
Chile(1)	1,080,090,775	56.4%
United States (One ADS = 30 shares of common stock)(2)	834,709,890	43.6%

Total	1,914,800,665	100%

(1)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(2)	Includes the New York Stock Exchange and over-the-counter trading.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our by-laws.

General

Shareholders’ rights in Chilean companies are governed by the company’s by-laws (Estatutos), which have the same purpose as the articles or the certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act Law No. 18,046. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 128 million as of December 31, 2015) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the SVS under Securities Market Law, No. 18,045, and the Chilean Companies Act. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were constituted by public deed issued on December 1, 1943 by the Santiago Notary Public Mr. Luciano Hiriart C. Our existence and by-laws were approved by Decree No. 97 of the Ministry of Finance on January 3, 1944. An excerpt of the by-laws was registered on page 61, and the Decree was registered on page 65 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on January 17, 1944. We are registered with the SVS under the entry number 0114. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-13240 on July 26, 1994.

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

Corporate Objectives and Purposes

Article 4 of our by-laws states that our corporate objectives and purposes are, among other things, to exploit the production, transportation, distribution and supply of electric power, as well as to provide engineering consultant services, directly or through other companies, in Chile and abroad.

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

Certain Powers of the Board of Directors

Our by-laws provide that every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or with our related parties, must be previously approved by two-thirds of the Board of Directors and be included in the Board meetings, and must comply with the provisions of the Chilean Companies Act.

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

Our by-laws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability for capital reductions by us.

Under Chilean law, the rights of our stockholders may only be modified by an amendment to the by-laws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association — Shareholders’ Meetings and Voting Rights.”

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

As of December 31, 2015, our subscribed and fully paid capital totaled Ch$ 553 billion and consisted of 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period. The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata to the shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period. The preemptive rights offering and the start of the 30-day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper that should be used for notifications of shareholders’ meetings. During such 30-day period, and for an additional period of up to 30-days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders. At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. The last OSM was held on April 27, 2015. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the SVS. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

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

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. This second meeting must take place within 45-days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting. An ESM must be called to take the following actions:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Companies Act, a merger or split-up of the company;

•	an amendment to the term of duration or early dissolution of the company;

•	a change in the company’s domicile;

•	a decrease of corporate capital;

•	an approval of capital contributions in kind and non-monetary assessments;

•	a modification of the authority reserved to shareholders or limitations on the Board of Directors;

•	a reduction in the number of members of the Board of Directors;

•	a disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage;

•	the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controller;

•	the form of distributing corporate benefits;

•	issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the Board of Directors is deemed sufficient;

•	the purchase of the company’s own shares;

•	other actions established by the by-laws or the laws;

•	certain remedies for the nullification of the company’s by-laws;

•	inclusion in the by-laws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders; and

•	approval or ratification of acts or contracts with related parties.

Regardless of the quorum present, the vote required for any of the actions above is at least two-thirds of the outstanding shares with voting rights.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.endesa.cl.

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

Only shareholders registered as such with us as of midnight on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf. Proxies for such representation shall be given for all the shares held by the owner. The proxy may contain specific instructions to approve, reject, or abstain with respect to any of the matters submitted for voting at the meeting and which were included in the notice. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

There are no limitations imposed by Chilean law or our by-laws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the by-laws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

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

Any dividend in excess of 30% of net income may be paid, at the election of the shareholders in cash, or in our shares, or in shares of publicly held corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends, which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30-days after declaration; as to additional dividends, the date set for payment at the time of declaration), are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer Fire Department.

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

Acquisition of Shares

No provisions in our by-laws discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder. Additionally, our by-laws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

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

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30-days following the shareholders’ meeting. Shareholders present or represented at the meeting and who abstain in exercising their voting rights shall not be considered as dissenting. The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company. The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

Article 126 of the Chilean Companies Act Regulation establishes that in cases where the right to withdraw arises, the company shall be obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it. Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting. A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw are born. In the case of publicly held companies, such information shall be communicated by a prominent notice in a newspaper with a wide national circulation and on its website, plus a written communication addressed to the shareholders with rights at the address they have registered with the company. The notice of the shareholders meeting that should pronounce on a matter that could originate withdrawal rights should mention this circumstance.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Companies Act;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater than such percentage;

•	the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the company, as well as any disposition of its shares that results in the parent company losing its position of controller;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient);

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate by-laws; and

•	such other causes as may be established by the law or by the company’s by-laws.

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions than other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. We are a Title XII Company since 1987 and we are approved by the Risk Classification Committee.

Title XII companies are required to have by-laws that: limit the ownership of any shareholder to a specified maximum percentage; require that certain actions be taken only at a meeting of the shareholders; and give the shareholders the right to approve certain investment and financing policies.

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

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: The following taxation of cash dividends and property distributions applies until 2016. Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company. As described in the example below, the amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax paid by the issuer), and then subtracting as a credit such Chilean corporate income tax paid by the issuer. From 2004 through 2010, the Chilean corporate income tax rate was 17% and from 2011 until 2014, the rate was 20%.

In September 2014, a tax reform was enacted (Law 20,780) which, among other topics, progressively increased the corporate income tax (“CIT”). The CIT rate will be adjusted as follows: in 2014 it increased from 20% to 21%; in 2015 it increased to 22.5%; in 2016 it increases to 24%; in 2017, depending on which of the two new alternative systems enacted as part of the 2014 tax reform (discussed below) is chosen, the rate increases to 25% for companies electing the accrued income basis and 25.5% for companies electing the cash basis for shareholders. As of 2018, the CIT rate will remain at 25% for companies that elected the accrued income basis and will increase to 27% for companies that elected the cash basis for shareholders.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 22.5% (CIT rate for 2015) and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 22.5% x Line 1	22.5
3	Net distributable income: Line 1 — Line 2	77.5
4	Dividend distributed (50% of net distributable income): 50% of Line 3	38.75
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	11.25
7	Net withholding tax : Line 5 + Line 6	(6.25)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	16.13%

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the rates prevailing until 2015, the Effective Dividend Withholding Rate is

(35%-22.5%) / (100%-22.5%) = 16.13%

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

2) Circumstances where dividends have been attributed to income exempted from all the Chilean income taxes: In these cases, dividends distributed by a company to the foreign holder will not be subject to Chilean withholding tax. Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3) Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 22.5% Chilean CIT credit is applicable. This provisional 22.5% Chilean corporate income tax credit must be confirmed with the information of a company’s taxable income as of December 31 of the year in which the dividend was paid. A company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

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

New System in effect starting in 2017

The tax reform released in September 2014 created two alternative mechanisms of shareholder-level income taxation beginning on January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially-integrated system in Chile and most similar to the current system) shareholder taxation. On February 8, 2016, Law 20,899 was enacted, which made adjustments to the tax reform released in September 2014. Among other adjustments, Law 20,899 established that taxpayers whose owners (partners or shareholders) are exclusively individual persons may choose to apply either of the aforementioned systems. The selection should be made before the end of 2016. Once the election is made, it will remain in effect for five years. If no regime is chosen by a taxpayer whose owners are individual persons, the law states that the default system will be the accrued income basis. For other taxpayers, whose owners are not exclusively individual persons, the cash basis system (partially-integrated system) must be used.

In addition, the aforementioned Law 20,899, expanded the 100% CIT credit against the Chilean shareholder tax to taxpayers who are residents in countries with which Chile has an effective or signed tax treaty to avoid international double taxation prior to January 1, 2017, even if not in force as of such date. This is currently the status of the treaty signed between Chile and United States. This temporary rule will be in force from January 1, 2017 through December 31, 2019.

a)	Accrued income basis

Shareholders would be taxed in Chile on income attributed to them as of the end of the tax year in which the income is generated, eliminating the taxable profits fund ledger (“FUT” in its Spanish acronym). These profits would be taxed at the shareholder level whether or not they are distributed. The underlying CIT paid at the entity level may be used by shareholders as a credit to reduce the Chilean shareholder tax. Therefore, the total company and shareholder Chilean income tax burden remains at 35%. Future distributions are not subject to taxation.

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

Advantages to accrued income tax basis:

•	CIT Rate of 25% vs. 27% for the cash basis.
•	Shareholders are granted 100% credit of taxes paid by a company.

Disadvantages to accrued income tax basis:

•	Shareholders are taxed on undistributed profits.
•	Shareholders of record must pay tax by December 31st (regardless of having received dividends).
•	Complex management for companies.

b)	Cash basis

A company pays CIT on its annual result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the tax paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the current FUT regime and under the accrued income basis). However, if there is an effective or signed tax treaty with Chile before January 1, 2017 (even if not yet in effect), the CIT is fully creditable against the 35% shareholder tax.

Taxation in two stages

•	Company:	27% of accrued profits (using the maximum CIT applicable from 2018 and forward).

•	Shareholder:	35% of cash disbursement (65% of CIT tax is creditable against the shareholder level tax, resulting in an effective tax rate to the shareholder of 17.5%. However, if the shareholder is a resident of a country with an effective or signed tax treaty with Chile before January 1, 2017 (even if not yet in effect), CIT tax is fully creditable, resulting in an effective tax rate to the shareholder of 8%).

Total Tax Burden: 44.45% (35% for residents of countries with tax treaties)

Advantages to cash basis:

•	Shareholders are only taxed on actual distributions.
•	Shareholders must pay taxes only if they hold the share on the dividend distribution date.

Disadvantages to cash basis:

•	CIT Rate of 27% versus 25% for the accrued income basis.
•	Only shareholders residing in countries with an effective or signed tax treaty with Chile before January 1, 2017 (even if not yet in effect), are granted full CIT credit (others 65%).

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

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) the general tax regime, with a 22.5% Chilean corporate income tax and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 22.5% Chilean corporate income tax as sole tax regime, when all the following circumstances are met: (i) the sale is made between unrelated parties, (ii) the sale of shares is not a recurrent or habitual activity for the seller and (iii) at least one year has elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes and to the extent we issue any rights or ADS rights, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to rights offering is a nontaxable event. In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

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

You will be a “U.S. Holder” for purposes of this discussion if you become a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

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

This discussion assumes that we will not be a passive foreign investment company, as described below.

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

Passive Foreign Investment Company Rules

We believe that we will not be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2016 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains electronically filed information, which can be accessed at http://www.sec.gov.

I.	Subsidiary information.

Not applicable.

Item 11. Quantitative	and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates that affect the generation business in Chile. These risks are monitored and managed by us in coordination with Enersis Chile, our parent company. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time the purchase occurs. As of December 31, 2015 we held contracts classified as derivative financial instruments related to diesel oil (133,058 barrels of Brent diesel oil). As of December 31, 2014 we held contracts classified as financial instruments related to natural gas and diesel oil (350,000 MMBTU of Henry Hub and 266,000 barrels of Brent diesel oil).

In our coal-burning power plants the dispatch or bidding mechanism allows the thermal power plants to cover their operational costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to contracted sale prices according to indexing formulas. Due to the drought conditions in the past several years in Chile and the price volatility of coal, we hedged this risk with commodity instruments available in the international markets. As of December 31, 2015 and 2014, we did not hold any contracts classified as either derivative financial instruments or financial instruments related either to coal or petroleum based liquid fuel.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2015 and 2014, we did not hold electricity price-sensitive instruments.

We are continually analyzing strategies to hedge commodity price risk, like transferring commodity price variations to the customer’s contract prices and/or permanently adjusting commodity indexed price formulas for new Power Purchase Agreements (“PPAs”) according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

The carrying values of our debt as of December 31, 2015, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	0	—	—	—	—	—	0	0
Weighted average interest rate	6.7%	—	—	—	—	—	6.7%	—
US$	1,833	1,952	2,079	2,214	2,358	519,464	529,901	594,108
Weighted average interest rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.7%	5.7%

Total fixed rate	1,833	1,952	2,079	2,214	2,358	519,464	529,901	594,108
Weighted average interest rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.7%	5.7%	—

Variable Rate
Ch$/UF	5,331	5,331	5,331	28,630	28,630	253,570	326,822	410,256
Weighted average interest rate	10.6%	10.6%	10.6%	9.0%	9.0%	9.0%	9.1%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—

Total variable rate	5,331	5,331	5,331	28,630	28,630	253,570	326,822	410,256
Weighted average interest rate	10.6%	10.6%	10.6%	9.0%	9.0%	9.0%	9.1%	—

Total	7,164	7,283	7,410	30,844	30,988	773,034	856,723	1,004,364

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)	As of December 31, 2015, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

The carrying values of our debt as of December 31, 2014, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
For the year ended December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	0.58	—	—	—	—	—	0.58	—
Weighted average interest rate	0.1%	—	—	—	—	—	0.1%	—
US$	123,813	1,566	1,668	1,776	1,892	445,837	576,553	685,462
Weighted average interest rate	8.7%	6.2%	6.2%	6.2%	6.2%	5.9%	6.5%	—

Total fixed rate	123,814	1,566	1,668	1,776	1,892	445,837	576,553	685,462
Weighted average interest rate	8.7%	6.2%	6.2%	6.2%	6.2%	5.9%	6.5%	—

Variable Rate
Ch$/UF	5,122	5,122	5,122	5,122	16,317	282,361	319,167	424,956
Weighted average interest rate	11.9%	11.9%	11.9%	11.9%	10.6%	10.4%	10.5%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—

Total variable rate	5,122	5,122	5,122	5,122	16,317	282,361	319,167	424,956
Weighted average interest rate	11.9%	11.9%	11.9%	11.9%	10.6%	10.4%	10.5%	—

Total	128,936	6,689	6,790	6,899	18,208	728,198	895,720	1,110,418

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$ 1.00.
(2)	As of December 31, 2014, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Interest Rate Risk

At both December 31, 2015 and 2014, 8%, of our outstanding debt obligations were subject to variable interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2015 and 2014 we did not hold derivatives to hedge our interest rate risk.

Foreign Currency Risk

Our policy seeks to maintain a balance between the currency in which cash flows are indexed and the currency of the debt of each company. Most of our subsidiaries have access to funding in the same currency as their revenues, therefore reducing the exchange rate volatility impact. In some cases, we cannot fully benefit from this, and therefore, we try to manage the exposure with financial derivatives such as cross currency swaps or currency forwards, among others. However, this may not always be possible under reasonable terms due to market conditions.

As of December 31, 2015, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk were as follows:

	Expected Maturity Date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$				541,153			541,153	(60,304)
US$ to Ch$/UF
Ch$ to US$

Total				541,153			541,153	(60,304)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2014 the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge for our interest rate risk were as follows:

	Expected Maturity Date
For the year ended December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$					260,451		260,451	(24,639)
US$ to Ch$/UF
Ch$ to US$

Total					260,451		260,451	(24,639)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(d)	Safe Harbor

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

Depositary Fees and Charges

Our ADS program’s depository is Citibank, N.A. The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders. The Depositary may generally refuse to provide the requested services until its fees for those services are paid. Under the terms of the deposit agreement, an ADS holder may have to pay the following service fees to the depositary:

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

The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders. The Depositary may generally refuse to provide the requested services until its fees for those services are paid.

Depositary Payments for Fiscal Year 2015

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2015, the depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of US$ 374,550 (after applicable U.S. taxes).

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a)-15(e) and 15d -15(e) under the Exchange Act) for the year ended December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13a -15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS, as issued by the IASB.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2015. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Based on the assessment, our management has concluded that as of December 31, 2015, our internal control over financial reporting was effective.

(c) Attestation Report

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2015. Their attestation report appears on page F-3.

(d) Changes in internal control

During our first half of 2015, we finalized the implementation in our Argentine, Chilean and Peruvian operations of our new “Internal Control Over Financial Reporting Model”, which applies an end-to-end approach in order to enhance the design and documentation of the internal control over financial reporting processes and their related monitoring to maintain suitable oversight over our financial reporting. We are expecting to implement during the first half of 2016 the new model in our Colombian companies and processes.

With the exception of the implementation described in previous paragraph, there are no additional changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) or Rule 15d-15(d) under the Exchange Act that occurred during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.	Reserved

Item 16A. Audit Committee Financial Expert

As of April 27, 2015 the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Enrique Cibié, as determined by the Board of Directors. Mr. Cibié is an independent member of the Directors’ Committee, pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.	Code of Ethics

Our standards of ethical conduct are governed by means of the following six corporate rulings or policies: the Charter Governing Executives (Estatuto del Directivo), the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Human Rights Policy and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors in May 2003 and is applicable to all executives contractually related to us or our controlled subsidiaries in which we are the majority shareholder, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The objective of this set of rules is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within our vision, mission and values. Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

The Manual, adopted by our Board of Directors in May 2008 and amended in February 2010, addresses the following issues: applicable standards and blackout periods regarding the information in connection with transactions of our securities or those of our affiliates, entered into by directors, management, principal executives, employees and other related parties; the existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the corporate governance rules described above, our Board approved the Code of Ethics and the ZTAC Plan in its meeting held on June 24, 2010. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

On October 30, 2013, the Board approved the Human Rights Policy, which incorporated and adapted the United Nations general principles related to human rights into the corporate reality.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Empresa Nacional de Electricidad S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

During fiscal year 2015, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2015.

Item 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other members firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2015	2014
	(in million of Ch$)
Audit fees(1)	1,668.60	709.98
Audit-related fees(2)	87.17	74.07
Tax fees	—	—
All other fees	20.73	63.15

Total	1,776.50	847.20

(1)	The increase in audit fees was mainly due to the approval of non-recurrent audit services related to the group’s reorganization in the amount of Ch$ 1,011.67 million.
(2)	The increase in audit-related fees was due to services related Endesa Chile’s internal control processes (“Mappatura”) in the amount of Ch$ 87.17 million.

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

The Directors’ Committee has designed, approved, and implemented the necessary procedures to fulfill the new requirements described in SEC release number 34-53677, File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services).

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management and Employees —C. Board Practices”.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

None.

Item 18.	Financial Statements

Endesa Chile and Subsidiaries

Index to the Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of KPMG Auditores Consultores Ltda. — Empresa Nacional de Electricidad S.A. 2015, 2014, and 2013	F-1
Report of KPMG Auditores Consultores Ltda. — Empresa Nacional de Electricidad S.A. — Internal Control over Financial Reporting 2015	F-2
Report of Ernst & Young Audit S.A.S — Emgesa S.A. E.S.P. 2015	F-4
Report of Ernst & Young Audit S.A.S — Emgesa S.A. E.S.P. 2014	F-5
Report of Ernst & Young Audit S.A.S — Emgesa S.A. E.S.P. 2013	F-6
Report of Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global — Endesa Argentina S.A. 2015 and 2014	F-7
Report of Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global — Endesa Argentina S.A. 2014 and 2013	F-8
Report of Ernst & Young Auditores Independentes S.S. — Enel Brasil S.A. 2015, 2014, and 2013	F-9

Consolidated Financial Statements:

Consolidated Statements of Financial Position at December 31, 2015, 2014 and 2013	F-5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014, and 2013	F-6
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014, and 2013	F-8
Consolidated Statements of Direct Cash Flows for the years ended December 31, 2015, 2014 and 2013	F-9
Notes to the Consolidated Financial Statements	F-10

S-X Rule 3-09 Financial Statements:

Consolidated Financial Statements Enel Brasil S.A.	G-1

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.	Exhibits

Exhibit	Description
1.1	Bylaws (Estatutos) of Empresa Nacional de Electricidad S.A., as amended.
8.1	List of Principal Subsidiaries as of December 31, 2015.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1	Consent of KPMG Auditores Consultores Ltda., an independent registered public accounting firm (Empresa Nacional de Electricidad S.A.).
23.2	Consent of Ernst & Young Audit S.A.S., an independent registered public accounting firm (Emgesa S.A. ESP).
23.3	Consent of Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global, an independent registered public accounting firm (Endesa Argentina S.A.)
23.4	Consent of Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm (Enel Brasil S.A.).

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

Date: April 29, 2016

Endesa Chile and its Subsidiaries

Consolidated Financial Statements as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 together with the Reports of Independent Registered Public Accounting Firms

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 33.52 percent and 34.13 percent of the Company’s consolidated total assets as of December 31, 2015 and 2014, respectively, and ThCh$ 321,253,877, ThCh$ 345,341,681 and ThCh$ 220,964,452 of the Company’s consolidated profit from discontinued operations for the years ended December 31, 2015, 2014 and 2013, respectively. In addition, we did not audit the financial statements of Enel Brasil S.A. (a 38.64 percent owner investee company). The Company’s investment in Enel Brasil S.A. as of December 31, 2015 and 2014 was ThCh$ 444,182,602 and ThCh$ 538,876,929, respectively, and its equity in earnings was ThCh$36,473,505, ThCh$62,181,301 and ThCh$94,402,624 for the years ended December 31, 2015, 2014 and 2013, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2016, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
April 29, 2016

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa–Chile):

We have audited the internal control over financial reporting of Endesa-Chile as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Endesa-Chile’s internal control over financial reporting based on our audit.

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

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Endesa-Chile and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated April 29, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
April 29, 2016

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the accompanying statement of financial position of Emgesa S.A. E.S.P. and subsidiaries (the “Company”) as of December 31 2015, and the related consolidated statements of income, other comprehensive income, shareholders’ equity and cash flows for the years (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emgesa S.A. E.S.P. and subsidiaries as of December 31, 2015, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting and financial information accepted in Colombia.

/s/ Ernst & Young Audit S.A.S.
Ernst & Young Audit S.A.S. Bogotá, Colombia
April 25, 2016

A member firm of Ernst & Young Global Limited

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

/s/ Ernst & Young Audit S.A.S.
Ernst & Young Audit S.A.S.
Bogotá, Colombia
January 27, 2015

A member firm of Ernst & Young Global Limited

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

In our opinion, such financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emgesa S.A. E.S.P. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Colombia.

/s/ Ernst & Young Audit S.A.S.
Ernst & Young Audit S.A.S.
Bogotá, Colombia
January 27, 2015

A member firm of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the consolidated balance sheet of Endesa Argentina S.A. as of December 31, 2015 and 2014, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Buenos Aires City, Argentine Republic.

March 22, 2016

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L Member of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the consolidated balance sheet of Endesa Argentina S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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
Member of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Enel Brasil S.A.

We have audited the accompanying consolidated statements of financial position of Enel Brasil S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enel Brasil S.A. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Paulo José Machado
Paulo José Machado Partner

Rio de Janeiro, RJ - Brazil

March 28, 2016

A member firm of Ernst & Young Global Limited

ENDESA CHILE AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In thousands of Chilean pesos)

ASSETS	Note	12-31-2015	12-31-2014
CURRENT ASSETS
Cash and cash equivalents	7	37,425,233	336,628,803
Other current financial assets	8	1,011,555	24,850,020
Other current non-financial assets		462,748	41,040,138
Trade and other current receivables	9	363,475,277	433,407,008
Current accounts receivable from related parties	10	68,867,726	81,090,930
Inventories	11	36,755,409	65,771,121
Current tax assets	12	14,857,462	47,290,575
Non-current assets and disposal groups held for sale or distribution to owners	4	3,889,706,030	7,978,963
TOTAL CURRENT ASSETS		4,412,561,440	1,038,057,558
NON-CURRENT ASSETS
Other non-current financial assets	8	21,718,720	7,936,806
Other non-current non-financial assets		3,387,709	2,374,351
Trade and other non-current receivables	9	35,901	141,216,512
Investments accounted for using the equity method	13	45,716,371	581,221,384
Intangible assets other than goodwill	14	20,905,426	52,451,833
Goodwill	15	24,860,356	125,609,898
Property, plant and equipment	16	2,729,717,092	5,230,428,848
Deferred tax assets	17	19,867,318	58,374,709
TOTAL NON-CURRENT ASSETS		2,866,208,893	6,199,614,341
TOTAL ASSETS		7,278,770,333	7,237,671,899

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	18	27,921,565	290,758,963
Trade and other current payables	21	360,459,609	692,298,346
Current accounts payable to related parties	10	257,584,485	237,525,246
Other current provisions	22	15,617,614	38,351,988
Current tax liabilities	12	14,484,736	94,392,334
Other current non-financial liabilities		23,330	33,920,467
Liabilities associated with disposal groups held for sale or distribution to owners	4	1,851,784,156	5,490,249
TOTAL CURRENT LIABILITIES		2,527,875,495	1,392,737,593
NON-CURRENT LIABILITIES
Other non-current financial liabilities	18	917,197,790	1,825,702,867
Other non-current payables	21	5,975,686	3,711,078
Non-current accounts payables to related parties	22	97,186	-
Other long-term provisions		50,702,975	28,853,555
Deferred tax liabilities	17	217,759,706	390,319,963
Non-current provisions for employee benefits	23	15,271,416	43,461,827
Other non-current non-financial liabilities		-	28,998,675
TOTAL NON-CURRENT LIABILITIES		1,207,004,759	2,321,047,965
TOTAL LIABILITIES		3,734,880,254	3,713,785,558
EQUITY
Issued capital	24	1,331,714,085	1,331,714,085
Retained earnings		2,218,373,368	2,010,744,273
Share premium	24	206,008,557	206,008,557
Other reserves	24	(1,107,906,103)	(848,186,431)
Equity attributable to Shareholders of Endesa		2,648,189,907	2,700,280,484
Non-controlling interests		895,700,172	823,605,857
TOTAL EQUITY		3,543,890,079	3,523,886,341

TOTAL LIABILITIES AND EQUITY		7,278,770,333	7,237,671,899

The accompanying notes are an integral part of these consolidated financial statements

ENDESA CHILE AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

		For the years ended
STATEMENTS OF COMPREHENSIVE INCOME Profit (loss)	Note	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$
Revenues	25	1,539,977,511	1,209,796,735	968,271,355
Other operating income	25	3,832,806	21,178,089	1,765,996
Revenues and Other Operating Income from continuing operations		1,543,810,317	1,230,974,824	970,037,351

Raw materials and consumables used	26	(880,891,223)	(750,216,671)	(494,895,934)
Contribution Margin from continuing operations		662,919,094	480,758,153	475,141,417

Other work performed by the entity and capitalized	16	15,250,810	16,466,173	10,625,755
Employee benefits expense	27	(70,969,357)	(64,859,965)	(63,300,839)
Depreciation and amortization expense	28	(124,835,559)	(101,304,909)	(92,641,004)
Impairment loss recognized in the period’s profit or loss	28	9,793,652	(12,461,456)	64,138
Other expenses	29	(90,339,822)	(66,335,541)	(60,567,284)
Operating Income from continuing operations		401,818,818	252,262,455	269,322,183

Other gains, net	30	4,015,401	42,651,567	2,513,923
Financial income	31	234,821	1,586,033	3,154,877
Financial costs	31	(64,206,719)	(71,617,257)	(75,971,351)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	13	8,905,045	(54,352,583)	24,309,344
Foreign currency exchange differences	31	(53,880,472)	(21,240,269)	(2,179,798)
Gains from indexed assets and liabilities, net	31	3,600,187	13,926,117	1,001,573

Income from continuing operations before income taxes		300,487,081	163,216,063	222,150,751
Income tax expense, continuing operations	32	(76,655,819)	(94,057,652)	(36,995,257)
NET INCOME FROM CONTINUING OPERATIONS		223,831,262	69,158,411	185,155,494

Discontinued operations
Profit after tax for the year from discontinued operations (**)		411,189,551	489,918,869	378,350,743
NET PROFIT FOR THE YEAR		635,020,813	559,077,280	563,506,237

Net profit for the year attributable to
Shareholders of Endesa		392,868,115	276,026,798	353,926,779
Non-controlling interests	24.6	242,152,698	283,050,482	209,579,458
NET PROFIT FOR THE YEAR		635,020,813	559,077,280	563,506,237

Basic and diluted earnings per share
Net profit for the year attributable to shareholders of Endesa from continuing operations		212,322,046	55,861,255	173,132,609
Net profit for the year attributable to shareholders of Endesa from discontinued operations		180,546,069	220,165,543	180,794,170
Basic and diluted earnings per share from continuing operations	Ch$ / share	25.89	6.81	21.11
Basic and diluted earnings per share from discontinued operation	Ch$ / share	22.01	26.84	22.04
Total Basic and diluted earnings per share	Ch$ / share	47.90	33.65	43.15
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

(*)	Prior period amounts were adjusted to conform with current period classification of disconutinued operations.See Note 4.1.II.iii
(**)	See Note 4 for the information related to discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements

ENDESA CHILE AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2015, 2013 and 2013

(In thousands of Chilean pesos)

		For the years ended
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	12-31-2015 ThCh$	12-31-2014 As adjusted ThCh$	12-31-2013 As adjusted ThCh$

Net Profit for the Year		635,020,813	559,077,280	563,506,237

Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes

Losses from defined benefit plans, net	23	(216,648)	(4,680,070)	(3,618,423)

Other comprehensive loss that will not be reclassified subsequently to profit or loss		(216,648)	(4,680,070)	(3,618,423)

Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Foreign currency translation losses, net		(244,110,922)	(8,365,502)	(18,023,501)
Gains (losses) from available-for-sale financial assets, net		(441,585)	(6,042)	109
Net losses from cash flow hedges		(151,642,828)	(130,534,462)	(70,970,740)
Reclassification adjustments on cash flow hedges		15,850,894	(7,884,692)	(9,985,207)
Share of other comprehensive income from investments accounted for using the equity method		(2,475,299)	11,478,398	10,923,982

Other comprehensive loss that will be reclassified subsequently to profit or loss		(382,819,740)	(135,312,300)	(88,055,357)

Total other comprehensive loss, before income taxes		(383,036,388)	(139,992,370)	(91,673,780)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		(5,476)	1,929,441	990,340

Income tax related to components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss		(5,476)	1,929,441	990,340
Income taxes related to components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Income tax related to cash flow hedge		35,463,169	34,120,329	14,235,483
Income tax related to available-for-sale financial assets		10	1,306	(22)

Income taxes related to components of comprehensive income (losses) that will be reclassified subsequently to profit or loss		35,463,179	34,121,635	14,235,461

Total Other Comprehensive Loss		(347,578,685)	(103,941,294)	(76,447,979)

TOTAL COMPREHENSIVE INCOME		287,442,128	455,135,986	487,058,258

Comprehensive income attributable to
Shareholders of Endesa		132,746,446	217,472,247	279,020,022
Non-controlling interests		154,695,682	237,663,739	208,038,236
TOTAL COMPREHENSIVE INCOME		287,442,128	455,135,986	487,058,258

The accompanying notes are an integral part of these consolidated financial statements

ENDESA CHILE AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

			Changes in Other Reserves
Statements of Changes in Equity	Issued Capital	Share Premium	Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves related to assets held for sale and disposal groups	Total Reserves Other than Retained Earnings	Retained Earnings	Equity Attributable to Shareholders of Endesa	Non- controlling Interests	Total Equity
Equity as of 1-1-2015	1,331,714,085	206,008,557	(11,409,870)	(117,559,279)	-	(1,020)	(719,216,262)	-	(848,186,431)	2,010,744,273	2,700,280,484	823,605,857	3,523,886,341
Changes in equity
Comprehensive income
Net profit for the year										392,868,115	392,868,115	242,152,698	635,020,813
Other comprehensive loss			(160,979,109)	(96,154,779)	(467,310)	(118,688)	(2,401,783)		(260,121,669)		(260,121,669)	(87,457,016)	(347,578,685)
Total comprehensive income											132,746,446	154,695,682	287,442,128
Dividends										(184,771,710)	(184,771,710)	(80,862,173)	(265,633,883)
Increase (decrease) from other changes			191,041,945	8,022,483	467,310	118,662	1,901,739	(201,150,142)	401,997	(467,310)	(65,313)	(1,739,194)	(1,804,507)
Total changes in equity			30,062,836	(88,132,296)	-	(26)	(500,044)	(201,150,142)	(259,719,672)	207,629,095	(52,090,577)	72,094,315	20,003,738
Equity as of 12-31-2015	1,331,714,085	206,008,557	18,652,966	(205,691,575)	-	(1,046)	(719,716,306)	(201,150,142)	(1,107,906,103)	2,218,373,368	2,648,189,907	895,700,172	3,543,890,079

			Changes in Other Reserves
Statements of Changes in Equity	Issued Capital	Share Premium	Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Total Reserves Other than Retained Earnings	Retained Earnings	Equity Attributable to Shareholders of Endesa	Non- controlling Interests	Total Equity
Equity as of 1-1-2014	1,331,714,085	206,008,557	(45,609,591)	(15,595,990)	-	3,716	(732,764,785)	(793,966,650)	1,908,211,855	2,651,967,847	935,846,143	3,587,813,990
Changes in equity
Comprehensive income
Net profit for the year									276,026,798	276,026,798	283,050,482	559,077,280
Other comprehensive income (loss)			34,199,721	(101,963,289)	(2,342,125)	(4,736)	11,555,878	(58,554,551)		(58,554,551)	(45,386,743)	(103,941,294)
Total comprehensive income										217,472,247	237,663,739	455,135,986
Dividends									(171,152,255)	(171,152,255)	(349,898,166)	(521,050,421)
Increase (decrease) from other changes	-	-	-	-	2,342,125	-	1,992,645	4,334,770	(2,342,125)	1,992,645	(5,859)	1,986,786
Total changes in equity	-	-	34,199,721	(101,963,289)	-	(4,736)	13,548,523	(54,219,781)	102,532,418	48,312,637	(112,240,286)	(63,927,649)
Equity as of 12-31-2014	1,331,714,085	206,008,557	(11,409,870)	(117,559,279)	-	(1,020)	(719,216,262)	(848,186,431)	2,010,744,273	2,700,280,484	823,605,857	3,523,886,341

			Changes in Other Reserves
Statements of Changes in Equity	Issued Capital	Share Premium	Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for-Sale Financial Assets	Other Miscellaneous Reserves	Total Reserves Other than Retained Earnings	Retained Earnings	Equity Attributable to Shareholders of Endesa	Non- controlling Interests	Total Equity
Equity as of 1-1-2013	1,331,714,085	206,008,557	(25,411,914)	47,991,711	-	3,629	(728,439,301)	(705,855,875)	1,709,375,632	2,541,242,399	893,250,930	3,434,493,329
Changes in equity
Comprehensive income
Net profit for the year									353,926,779	353,926,779	209,579,458	563,506,237
Other comprehensive income (loss)			(20,197,677)	(63,587,701)	(2,045,448)	87	10,923,982	(74,906,757)		(74,906,757)	(1,541,222)	(76,447,979)
Total comprehensive income										279,020,022	208,038,236	487,058,258
Dividends									(153,045,108)	(153,045,108)	-	(153,045,108)
Increase (decrease) from other changes	-	-	-	-	2,045,448	-	(15,249,466)	(13,204,018)	(2,045,448)	(15,249,466)	(165,443,023)	(180,692,489)
Total changes in equity	-	-	(20,197,677)	(63,587,701)	-	87	(4,325,484)	(88,110,775)	198,836,223	110,725,448	42,595,213	153,320,661
Equity as of 12-31-2013	1,331,714,085	206,008,557	(45,609,591)	(15,595,990)	-	3,716	(732,764,785)	(793,966,650)	1,908,211,855	2,651,967,847	935,846,143	3,587,813,990

The accompanying notes are an integral part of these consolidated financial statements

ENDESA CHILE AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flow, Direct

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

		For the years ended

Statement of Direct Cash Flow	Note	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash flows from operating activities

Types of collection from operating activities
Collections from the sale of goods and services		3,249,925,184	2,811,897,399	2,301,874,412
Collections from royalties, payments, commissions, and other income from ordinary activities		3,865,539	3,680,012	6,152,266
Collections from premiums and services, annual payments, and other benefits from policies held		14,740,827	20,348,278	74,183,266
Other collections from operating activities		24,297,790	10,278,543	27,734,928
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,854,215,926)	(1,602,355,475)	(1,265,530,791)
Payments to and on behalf of employees		(117,343,733)	(115,501,402)	(117,293,888)
Payments on premiums and services, annual payments, and other obligations from policies held		(10,788,411)	(11,604,575)	(5,574,523)
Other payments for operating activities		(51,345,413)	(41,309,466)	(33,439,518)
Cash generated from operating activities
Income taxes paid		(236,640,545)	(141,369,833)	(166,026,029)
Other outflows of cash		(121,281,076)	(117,263,976)	(114,311,073)

Net cash provided by operating activities		901,214,236	816,799,505	707,769,050

Cash flows from investment activities
Cash collections from the loss of control of subsidiaries or other businesses		6,639,653	-	-
Cash flows used to obtain control of subsidiaries or other businesses or to increase ownership in subsidiaries	7.c	-	(37,654,762)	(5,084,700)
Other collections from the sale of equity or debt instruments belonging to other entities		20,000,882	90,115,470	24,340,564
Other payments to acquire equity or debt instruments belonging to other entities		-	(126,137,803)	-
Other payments to acquire stakes in joint ventures		(2,550,000)	(3,315,000)	-
Loans to related companies		-	(98,813)	(29,112,042)
Proceeds from the sale of property, plant and equipment		49,916	1,223,429	5,462,527
Purchases of property, plant and equipment		(525,755,416)	(421,313,962)	(292,016,898)
Purchases of intangible assets		(12,049,927)	-	-
Payments from future, forward, option and swap contracts		(6,376,166)	(19,237,796)	(753,082)
Collections from future, forward, option and swap contracts		10,906,446	11,498,294	14,308,008
Collections from related companies		98,813	-	29,162,747
Dividends received		11,249,679	139,059,018	51,167,601
Interest received		9,190,650	11,725,222	17,176,674
Other inflows (outflows) of cash		-	26,689,567	(397,620)

Net cash used in investing activities		(488,595,470)	(327,447,136)	(185,746,221)

Cash flows from financing activities
Proceeds from share issues		-	-	11,468,280
Total proceeds from loans		347,776,657	421,411,263	173,402,389
Proceeds from long-term loans		79,136,157	413,726,267	164,871,359
Proceeds from short-term loans		268,640,500	7,684,996	8,531,030
Loans from related companies		645,635,959	448,358,997	692,658,296
Payments on borrowings		(460,398,335)	(203,817,014)	(253,224,175)
Payments on financial lease liabilities		(10,747,974)	(5,730,333)	(5,071,087)
Payments on loans to related companies		(566,771,227)	(582,861,850)	(608,822,618)
Dividends paid		(400,032,465)	(368,635,733)	(293,937,897)
Interest paid		(152,767,801)	(144,524,347)	(136,456,892)
Other outflows of cash		(8,479,868)	(16,459,962)	(9,603,719)

Net cash used in finance activities		(605,785,054)	(452,258,979)	(429,587,423)

Net (decrease) increase in cash and cash equivalents before the effect of exchange rate changes		(193,166,288)	37,093,390	92,435,406

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		6,246,146	(24,242,264)	(4,305,760)
Net (decrease) increase in cash and cash equivalents		(186,920,142)	12,851,126	88,129,646
Cash and cash equivalents at beginning of the year	7	336,658,505	323,807,379	235,677,733
Cash and cash equivalents at end of the year	7	149,738,363	336,658,505	323,807,379

The accompanying notes are an integral part of these consolidated financial statements

ENDESA CHILE AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENDESA CHILE AND ITS SUBSIDIARIES

FINANCIAL STATEMENTS AS DECEMBER 31, 2015 and 2014 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2015

(In thousands of Chilean pesos)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Empresa Nacional de Electricidad S.A. (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Endesa Chile Group (hereinafter “Endesa Chile” or the “Group”).

Empresa Nacional de Electricidad S.A. is a publicly traded corporation with a registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered with the securities register of the Chilean Superintendency of Securities and Insurance (“Superintendencia de Valores y Seguros” or “SVS”) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC). The Company’s shares have been listed on the New York Stock Exchange since 1994. As of April 13, 2016, the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, “SVS”) proceeded to record Endesa Américas and its shares in the Securities Registry, according to a certificate issued by this entity, and that it has made the respective listings in the Santiago Stock Exchange, the Valparaíso Stock Exchange, the Chile Electronic Stock Exchange and the New York Stock Exchange of United States of America, all in accordance with the decision made at the Extraordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A. held on December 18, 2015. Therefore, the shares of the divided equity of Endesa Américas were distributed free of any payment to the shareholders of Endesa Chile entitled to receive them as of April 21, 2016.

Empresa Nacional de Electricidad S.A. is a subsidiary of Enersis Américas S.A.1, a company which, in turn, is a subsidiary of Enel Iberoamérica S.R.L, a company controlled by Enel S.p.A. (hereinafter “Enel”).

The Company was initially incorporated by a public deed dated December 1, 1943. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the incorporation of the Company and approved its by-laws. For tax purposes, the Company operates under Chilean tax identification number 91.081.000-6.

As of December 31, 2015 the Group had 2,288 employees. During the year ended December 31, 2015, the Group averaged a total of 2,480 employees (see Note 35).

Endesa Chile’s corporate purpose consists of generating, transporting, producing, and distributing electrical energy. The Company’s corporate purpose also includes investing in financial assets, developing projects, carrying out activities in the energy industry and in other fields in which electrical energy is essential, and participating in public civil or hydraulic infrastructure concessions in which it may participate directly or through subsidiaries or associate companies in Chile or abroad.

The consolidated financial statements of Endesa Chile for the year ended December 31, 2014 were approved by the Board of Directors on April 24, 2015.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Accounting principles

The consolidated financial statements as of December 31, 2015 of Endesa Chile, approved by the Company’s Board of Directors at its meeting held on April 28, 2016, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

[1]	On March 1, 2016, Enersis S.A. changed its legal name to Enersis Américas S.A.

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except, in accordance with International Financial Reporting Standards (“IFRS”), those assets and liabilities that are measured at a fair value and those non-current assets and disposal groups held for sale, which are recognized at the carrying amount or the fair value less cost of disposal, whichever is lower (see Note 3).

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, and the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.m.

2.2   New accounting pronouncements

a)   Accounting pronouncements effective from January 1, 2015:

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

Improvements to IFRS (2010-2012 and 2011-2013 Cycles)

These are a set of improvements that were necessary, but not urgent, and that amend the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38 and IAS 40.

Annual periods beginning on or after July 1, 2014.

The new interpretation and amendments adopted, which went into effect on January 1, 2015, had no significant effect on the consolidated financial statements of the Endesa Chile and its subsidiaries.

b)     Accounting pronouncements effective from January 1, 2016 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IFRS 11: Joint Arrangements

This amendment states that the accounting standards contained in IFRS 3 and other standards that are applicable to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitutes a business.

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

Annual periods beginning on or after January 1, 2016.

Improvements to IFRS (2012-2014 Cycles) These are a set of improvements that were necessary, but not urgent, and that amend the following standards IFRS 5, IFRS7, IAS19 and IAS 34.	Annual periods beginning on or after January 1, 2016.

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 and IAS 28 relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

Effective date deferred indefinitely.

Amendment to IAS 27: Equity Method in Separate Financial Statements

This amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The objective of the amendment is to minimize the costs associated with complying with the IFRS, particularly for those entities applying IFRS for the first time, without reducing the information available to investors.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to assist companies in applying professional judgment to determine the disclosures that should be included in their financial statements.

Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities, Application of the Consolidation Exception

The amendments, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016.

IFRS 9: Financial Instruments

This is the final version of the standard issued in July 2014 and which completes the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. This project was divided into 3 phases:

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

Annual periods beginning on or after January 1, 2018.

IFRS 16: Leases

The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. However, for lessee accounting, the new standard requires recognition of a right of use an asset and a corresponding liability, similar to finance lease accounting under IAS 17 for most lease contracts. IFRS 16 supersedes IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has also been applied.

Annual periods beginning on or after January 1, 2019.

The Group is assessing the impact of applying IFRS 9, IFRS 15 and IFRS 16 as of their effective date. In Management’s opinion, the application of the other standards and amendments pending application is not expected to have a significant effect on the consolidated financial statements of the Endesa Chile.

2.3     Responsibility for the information, judgments and estimates provided

Management is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized in the statements.

The most important areas that have required professional judgment are:

-

In a service concession agreement, the decision as to whether a principal controls or regulates which services the operator should provide, to whom and at what price. These are essential details when applying IFRIC 12 Service Concession Arrangements (see Note 3.c.1).

-	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.d).

-	The hierarchy of information used to value assets and liabilities measured at fair value (see Note 3.g).

These estimates refer basically to:

-	The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.d).

-	The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.l.1 and 23).

-	The useful lives of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).

-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g and 20).

-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the statements.

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).

-	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).

-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have been used as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.o).

-	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in the Company acquired in a business combination.

Although these judgments and estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects this change of judgments and estimates in the corresponding future consolidated financial statements.

2.4     Consolidated subsidiaries

Subsidiaries are defined as entities that are controlled either directly or indirectly by the Endesa Chile. Control is achieved when the following conditions are met: the Company has i) power over the subsidiary; ii) is exposed, or has rights to variable returns from its involvement with the subsidiary; and iii) has the capacity to use its power to affect its returns.

Endesa Chile has power over its subsidiaries when it holds the majority of the substantive voting rights or when it has less than a majority of the voting rights, and those rights are sufficient to give it the practical ability to direct the relevant activities of the subsidiary unilaterally.

The Group will reassess whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control listed above.

Appendix 1 to these consolidated financial statements, entitled “Group Companies”, describes the relationship of the Endesa Chile with each of its subsidiaries.

    2.4.1     Changes in the scope of consolidation

On January 9, 2015, Endesa Chile, together with its subsidiary Compañía Eléctrica de Tarapacá S.A., sold 100% of its shares in the subsidiary Sociedad Concesionaria Túnel El Melón S.A., for the amount of ThCh$ 25,000,000 (See Notes 7.e and 30).

The disposal of Sociedad Concesionaria Túnel El Melón S.A. from the scope of consolidation of Endesa Chile led to a reduction in the consolidated statement of financial position of ThCh$ 871,022 in current assets, ThCh$ 7,107,941 in non-current assets, ThCh$ 3,700,546 in current liabilities and ThCh$ 1,789,703 in non-current liabilities.

During 2014, the company Inversiones GasAtacama Holding Ltda. entered the Group’s scope of consolidation as a result of Endesa Chile S.A.’s acquisition of an additional 50% interest in that company on April 22, 2014 (see Note 6).

By virtue of this operation, the following companies became subsidiaries of the Group: Inversiones GasAtacama Holding Ltda., GasAtacama S.A., GasAtacama Chile S.A., Gasoducto TalTal S.A., Progas S.A., Gasoducto Atacama Argentina S.A., Atacama Finance Co., GNL Norte S.A. and Energex Co.

The inclusion of Inversiones GasAtacama Holding Ltda. into the Group’s scope of consolidation brought about an increase in the consolidated statement of financial position of ThCh$ 198,924,289 in current assets, ThCh$ 221,471,415 in non-current assets, ThCh$ 69,989,919 in current liabilities and ThCh$ 35,672,488 in non-current liabilities.

Appendix 2 to these consolidated financial statements, entitled “Changes in the Scope of Consolidation”, lists the companies that entered into the scope of consolidation, along with details of the stakes involved.

    2.4.2     Unconsolidated companies with an ownership interest of over 50%.

Although Endesa Chile Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Aysén”), it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of the company.

    2.4.3     Consolidated companies with an ownership interest of less than 50%

Although the Group holds a 26.87% ownership in the company Empresa Generadora de Energía Eléctrica S.A. (also hereinafter “Emgesa” or “Emgesa S.A.E.S.P.”), this entity is considered a subsidiary since Endesa Chile exercises control over the entity through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes. The Group holds 56.43% of the voting rights of Emgesa.

As of December 31, 2015, assets and liabilities of Emgesa have been classified as non-current assets and liabilities associated with disposal groups held for sale or distribution to owners. Similarly, the results of this subsidiary for the years 2015, 2014 and 2013 have been classified as discontinued operations (see Notes 3.j and 4.1).

2.5     Investments in associated companies and joint arrangements

Associated are those entities in which Endesa Chile S.A., either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the investee but does not control or have joint control over these policies. In general, if the Group holds 20% or more of the voting power of an investee, it is presumed that the Group has significant influence over an investee (see Note 3.h).

Joint arrangements are those agreements in which the Group exercises joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the entities’ relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as:

-	Joint venture: an agreement whereby the parties exercising joint control have rights to the net assets of the arrangement.

-

Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations for the liabilities relating to the arrangement. At the end of the reporting period, Endesa Chile does not have any joint arrangements that qualify as joint operations.

Appendix 3 to these consolidated financial statements, entitled “Associated Companies and Joint Ventures”, describes the relationship of the Endesa Chile and each of these companies.

2.6     Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, revenues, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-group transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated statement of comprehensive income from the date that the Parent Company gains control of the subsidiary until the date when it ceases to control the subsidiary.

The operations of the Parent Company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the Parent obtains control, the identifiable assets acquired and liabilities assumed are recognized at their fair value, except for certain assets and liabilities that are recognized using valuation principles established in other IFRS standards. Goodwill is recognized as the excess of the sum of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the net assets acquired and liabilities assumed. In the case when the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred and the amount of any non-controlling interests in the acquiree, the excess after reassessment is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, the Group chooses whether to value the non-controlling interests in an acquired company at fair value or at the proportional share of the net identifiable assets acquired.

If it is not possible to determine the fair value of all assets acquired and liabilities assumed at the acquisition date, the Group will report the provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

For business combinations achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

2.

Non-controlling interests in equity and in comprehensive income of the subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net profit attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of the Group companies with functional currencies other than the Chilean peso are translated as follows:

a.	For assets and liabilities the prevailing closing exchange rate is used.

b.

For items of the comprehensive income, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	For equity accounts the historical exchange rate from the date of acquisition or contribution is used, and retained earnings are translated at the average exchange rate at the date of origination.

d.	Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation losses, net” in other comprehensive income (See Note 24.2).

4.	The balances and transactions between consolidated companies were eliminated in full on consolidation.

5.

Changes in the ownership interests in subsidiaries that do not result in the Group taking or losing control are accounted for as equity transactions. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in Equity attributable to the shareholders of the Parent.

6.

Business combinations between entities under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in equity, as a charge or credit to “Other reserves”. The Company does not restate comparative periods in its financial statements for business combinations under common control.

3.	ACCOUNTING POLICIES

The principle accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 16.d.1).

-	Employee expenses directly related to construction in progress (see Note 16.d.2).

-

Future disbursements that the Endesa Chile will have to make to close their facilities are incorporated into the value of the asset at fair value, recording in the accounting the corresponding provision for dismantling or restoration. Endesa Chile reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recognized as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the period in which they are incurred.

The Company, based on the outcome of impairment testing performed explained in Note 3.d, considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group companies expect to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives
Buildings	22 – 100
Plant and equipment	3 – 85
IT equipment	3 – 15
Fixtures and fittings	5 – 21
Motor vehicles	5 – 10
Other	2 – 33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	35-65
Electromechanical equipment	10-85
Thermal power stations	10-40
Renewable energy power plants	10-35
Transport lines	20-35
Natural gas transport facilities:
Pipelines	30-35

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Group’s electric companies, the following lists the periods remaining until expiration for the concessions that do not have an indefinite term:

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration
Hidroeléctrica El Chocón S.A. (Generación)	Argentina	1993	30 years	8 years

To the extent that the Group recognizes assets as Property, plant and equipment, they are amortized over their economic life or the concession term, whichever is shorter, when the economic benefit from the asset is limited to its use during the concession term. At the end of each concession period it can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the Group, upon reimbursement for investments made and not yet amortized. Any required investment, improvement or replacement made by the Group is considered in the impairment test to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

Endesa Chile’s management has evaluated the specific case of the concession described above and has concluded that there are no conclusive factors indicating that the grantor of the concession (a governmental body) has control over the infrastructure and that it can simultaneously determine the service price on a permanent basis. These are essential requirements for applying IFRIC 12 Service Concession Arrangements, an interpretation that establishes how to recognize and value certain types of concessions. (Those that are within the scope of this Standard are presented in Note 3.c.1). As of December 31, 2015, assets and liabilities of Hidroeléctrica El Chocón S.A. have been classified as non-current assets and liabilities associated with disposal groups held for sale or distribution to owners. Similarly, the results of this subsidiary for the years 2015, 2014 and 2013 have been classified as discontinued operations (see Notes 3.j and 4.1).

Gains or losses that arise from the sale or disposal of items of Property, plant, and equipment are recognized as “Other gains, net” in the comprehensive income statement and are calculated by deducting the carrying amount of the asset and any sales expenses from the amount received in the sale.

b)	Goodwill

Goodwill arising from business combinations represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed, as well as the determination of goodwill, after the end of the reporting period in which the combination occurs, the amounts previously reported presented are adjusted, for comparative purposes, to include the value of the assets acquired and liabilities assumed and the value of the final goodwill as of acquisition date.

Goodwill arising from acquisition of entities with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the closing exchange rate.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Company estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, it impairment loss is immediately recognized in profit or loss (see Note 3.d).

c)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2015 and 2014 there are no significant intangible assets with an indefinite useful life.

The criteria for recognizing these assets impairment losses and, if applicable, recovery of impairment losses recognized in previous periods are explained in Note 3.d below.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

c.1)	Concessions

Public-to-private service concession agreements are recognized in accordance with IFRIC 12, Service Concession Agreements. This accounting interpretation applies if:

a)	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

b)	The grantor controls – through ownership, beneficial entitlement, or otherwise – any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, the operator shall recognize an intangible asset to the extent that it receives a right (a license) to charge users of the public service. A right to charge users of the public service is not an unconditional right to receive cash because the amounts are contingent on the extent that the public uses the service.

These intangible assets are initially recognized at cost, i.e. the fair value of consideration transferred to acquire the asset, which is the fair value of the consideration received or receivable for the construction services delivered.

They are then amortized over the term of the concession.

c.2)	Research and development expenses

Endesa Chile recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

c.3)	Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over five years. Certain easements and water rights have indefinite useful lives and, therefore, are not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

d)	Impairment of non-financial assets

During the period, and principally at the end of each reporting period, the Company evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Company estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Company estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Company uses value-in-use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2015 and 2014 future cash flows projections were extrapolated from the following rates:

	Growth rates
Country	12-31-2015	12-31-2014
	Rate	Rate

Chile	4.5%	2.2% - 4.1%
Argentina	11.1%	6.9%
Brazil	4.1% - 5.6%	5.0% - 5.9%
Peru	3.1%	3.4%
Colombia	3.5%	4.3%

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The following are the pre-tax discount rates applied as of December 31, 2015 and 2014 expressed in nominal terms:

		As of
		12-31-2015		12-31-2014
Country	Currency	Minimum	Maximum	Minimum	Maximum

Chile	Chilean peso	12.7%		9.6%	13.0%
Argentina	Argentine peso	34.5%	39.4%	37.2%	38.9%
Brazil	Brazilian real	11.1%	21.1%	9.7%	22.7%
Peru	Peruvian sol	11.3%		12.6%
Colombia	Colombian peso	15.1%		13.3%

If the recoverable amount of the CGU is estimated to be less than its carrying amount, an impairment loss is recognized in the consolidated statement of comprehensive income under the item “Impairment loss”. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

Impairment losses recognized for an asset in prior periods are reversed when there are indications that the impairment loss no longer exists or may have decreased, thus increasing the asset’s carrying amount with a credit to earnings. The increase in the asset’s carrying amount shall not exceed that carrying amount that would have been determined had no impairment loss been recognized for the asset. Goodwill impairment losses are not reversed in subsequent periods.

As of December 31, 2015 the assets subject to impairment analysis were related to operations outside of Chile and have been classified as non-current assets and liabilities associated with disposal groups held for sale or distribution to owners (see Notes 3.j and 4.1).

e)	Leases

In order to determine whether an arrangement is, or contains, a lease, Endesa Chile assesses the economic substance of the agreement, in order to determine whether fulfillment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which Endesa Chile acts as a lessee are recognized at the inception of the arrangement. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

In the case of operating leases, payments are recognized as an expense in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

f)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

f.1)	Financial assets other than derivatives

Endesa Chile classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Note 13) and non-current assets and disposal groups held for sale, into four categories:

-

Loans and trade and other receivables: These financial assets, that are not quoted in the active market, are measured at amortized cost, which is the initial fair value minus principal repayments made, plus accrued interest, calculated using the effective interest method, minus any reduction through the use of an allowance account for impairment or uncollectibility.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and is charged to finance income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches discounts the estimated future cash flows to be received or paid over the expected life of the financial instrument (or, when appropriate, over a shorter period) to the net carrying amount of the financial asset or financial liability.

-

Held-to-maturity investments: Investments quoted in an active market that the Group intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

-

Financial assets at fair value through profit or loss: This category includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated on a fair value basis. They are measured in the consolidated statement of financial position at fair value, with changes in value recognized directly in income when they occur.

-

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories. They are almost all financial investments in equity instruments (see Note 8).

These financial assets are recognized in the consolidated statement of financial position at fair value when it can be reliably determined. For investments in equity instruments in unlisted companies or companies with lower levels of liquidity, normally the fair value cannot be reliably measured. When this occurs, those investments in equity instruments are measured at cost less impairment losses, if any.

Changes in fair value, net of tax, are recognized in other comprehensive income, until the investments are disposed of, at which time the amount accumulated in other comprehensive income is reclassified to profit or loss.

If the fair value is lower than cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recognized directly in profit or loss.

Purchases and sales of financial assets are accounted for using their trade date.

f.2)	Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits with original maturity of less than or equal to 90 days, and other highly liquid investments (with original maturity of less or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

f.3)	Impairment of financial assets

The following criteria are used to determine if a financial asset has been impaired:

-

For trade receivables in the electricity generation, transmission and distribution segments, the Company’s policy is to recognize impairment losses based on the aging of past-due balances. This is the policy generally applied except in cases where a specific collective basis analysis is recommended, such as in the case of receivables from public entities (see Note 9).

-

In the case of receivables of a financial nature, included in the loans and trade and other receivables and held-to-maturity investments categories, impairment is determined on case-by-case basis and it is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate (see Notes 8 and 20).

-	In the case of financial investments available-for-sale, impairment criteria are detailed in Note 3.f.1.

f.4)	Financial liabilities other than derivatives

Financial liabilities are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest method (see Note 3.f.1).

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recognized in the statement of financial position and for fair value disclosure purposes as shown in Note 18, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

f.5)	Derivative financial instruments and hedge accounting

Derivatives held by Endesa Chile are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recognized at fair value at the end of each reporting period as follows: if their fair value is positive, they are recognized within “Other financial assets”; and if their fair value is negative, they are recognized within “Other financial liabilities”. For derivatives on commodities, the positive fair value is recognized in “Trade and other receivables”, and negative fair values are recognized in “Trade and other payables”.

Changes in fair value are recognized directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

-

Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the consolidated statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

-

Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative loss or gain in this account this reserve is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income because of the hedged risk, offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recognized directly in the consolidated statement of comprehensive income.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

The Company does not apply hedge accounting of net investments in foreign operations.

As a general rule, long-term commodity purchase or sale agreements are recognized in the consolidated statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

-

The sole purpose of the agreement is for its own use, which is understood as: (i) in the case of fuel purchase agreements its used to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale to the end-customers; and, (iii) in the case of electricity sales its sale to the end-customers.

-	Endesa Chile’s future projections evidence the existence of these agreements for its own use.

-

Past experience with agreements evidence that they have been utilized for its own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of Endesa Chile.

-	The agreement does not stipulate settlement of differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by Endesa Chile, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell its own products.

The Company also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recognized separately and changes in value are accounted for directly in profit or loss.

f.6)	Derecognition of financial assets and liabilities

Financial assets are derecognized when:

-

The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Company has assumed a contractual obligation to pay these cash flows to one or more recipients.

-

The Company has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

Transactions in which the Company retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.f.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

f.7)	Offsetting of financial assets and liabilities

The Group offsets financial assets and liabilities, and the net amount is presented in the statement of financial position only when:

-	there is a legally binding right to set-off recognized amounts; and

-	the company intends to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

f.8)	Financial guarantees

The financial guarantee contracts, defined as the guarantees issued by Endesa Chile and its subsidiaries to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

-	The amount determined in accordance with the accounting policy in Note 3.m; and

-	The amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

g)	Fair value measurement

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value of an asset or liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to conduct the measurement. The Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

Given the hierarchy of the entry data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero coupon interest rate curves for each currency (these valuations are carried out using external tools such as Bloomberg); and

The Group measures derivatives not traded on active markets by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. It also adjusts the value according to its own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

Level 3: Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

When measuring fair value, the Group takes into account the characteristics of the asset or liability, particularly:

-

For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

-

For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes, but is not limited to, the Company’s own credit risk;

-

In the case of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

h)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Company’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recognized for that investment in the statement of financial position, unless Endesa Chile has a present obligation (either legal or implicit) to support the company’s negative equity position, in which case a provision is recognized.

Goodwill from the associate or joint venture is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when there are indicators of impairment.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which the Group is entitled based on its interest is recognized under “Share of profit (loss) of investments accounted for using equity method”.

Appendix 3 to these consolidated financial statements, entitled “Associated Companies and Joint Ventures”, describes the relationship of Endesa Chile and each of these companies.

i)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

j)	Non-current assets and disposal groups and liabilities associated held for sale or distribution to owners and discontinued operations

Non-current assets (including property, plant and equipment, intangible assets, investments accounted for using the equity method and joint ventures) and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets (or disposal groups) are classified as held for distribution to owners when the entity is committed to distribute the assets (or disposal groups) to the owners. For this to be the case, the assets must be available for immediate sale or distribution in their present condition and the sale or distribution must be highly probable. For the sale or distribution to be highly probable, actions to complete the sale or distribution must have been initiated and should be expected to be completed within one year from the date of classification. Actions required to complete the sale or distribution should indicate that it is unlikely that significant changes to the sale or distribution will be made or that the sale or distribution will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

These assets and disposal groups held for sale are measured at the lower of their carrying amount and estimated sale value less cost of disposal or distribution. Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that cease to be classified as held for sale or held for distribution to owners, or cease to form part of a disposal group are valued at the lower of their carrying amount before classification, less depreciation, amortization or revaluations that would have been recognized if they would not have been classified as such, and the recoverable value on the date on which they will be classified as non-current assets.

Non-current assets held for sale or held for distribution to owners and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a line item entitled “Non-current assets and disposal groups held for sale or distribution to owners,” and the respective liabilities are presented as a line item entitled “Liabilities associated with disposal groups held for sale or distribution to owners.”

Discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and:

-	represents a separate major line of business or geographical area of operations;

-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

-	is a subsidiary acquired exclusively with a view to resale.

The post-tax profit or loss of discontinued operations is presented as a single line item in the consolidated statement of comprehensive income as “Net profit from discontinued operations”, as well as the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or disposal groups constituting the discontinued operation.

k)	Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and measured at acquisition cost.

Gains and losses from the disposal of treasury shares are recognized directly in “Equity – Retained earnings”, without affecting profit or loss for the period. For the years ended December 31, 2015, 2014 and 2013 the Group neither held any treasury shares nor entered into treasury share transactions.

l)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

l.1)	Provisions for post-employment benefits and similar obligations

Endesa Chile and some of the subsidiaries have pension and similar obligations with their employees. These obligations, which can be defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

For each of the defined benefit plans, any deficit between the actuarial liability and the plan assets is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the consolidated statement of financial position.

Actuarial gains and losses arising in measurement of both the plan liabilities and the plan assets are recognized directly in other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

m)	Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the period, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange losses, net” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recognized as “Foreign currency exchange losses, net” in the consolidated statement of comprehensive income.

Endesa Chile has established a policy to hedge the portion of revenue from its subsidiaries that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at ten years.

n)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Company has any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as long-term liabilities.

o)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Endesa Chile’s different subsidiaries and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

-	Did not arise from a business combination; and
-	At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recognized in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recognized as government grants.

At the end of each reporting period, the Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of its review.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

p)	Revenue and expense recognition

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

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are taken:

-

Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts; at prices stipulated in the electricity market by applicable regulations; or at marginal cost determined on the spot market, as the case. This revenue includes an estimate of the service provided and not billed until the closing date (see Note 2.3).

Revenue from rendering of services is recognized, if it can be estimated reliably, by reference to the stage of completion of the service at the end of the reporting period.

Revenue is recognized based on the economic substance of the transaction and is recognized when all of the following conditions are met:

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

In arrangements under which Endesa Chile will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

Endesa Chile excludes from revenue those gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

Endesa Chile recognizes the net amount of non-financial asset purchases or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Finance income (expense) is recognized using the effective interest method.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when they do not meet the requirements for recording them as assets.

q)	Earnings per share

Basic earnings per share are calculated by dividing net profit attributable to shareholders of the Parent (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of shares of the Parent held by the Group, if any.

Total basic earnings per share are calculated as the ratio of the net profit for the year after tax from continuing and discontinued operations, less the corresponding portion attributable to non-controlling interests, and the weighted average number of common shares of the parent company outstanding during the period, excluding the average number of shares of the parent held by the Group.

During the years ended December 31, 2015, 2014 and 2013 the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

r)	Dividends

Article No. 79 of the Chilean Public Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of profit for each year, except when accumulated deficit from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Group’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other payables” and “Accounts payable to related parties”, as appropriate, and recognized in Equity.

Interim and final dividends are deducted from Equity when approved by the competent body, which in the first case is normally the Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

4.	NON-CURRENT ASSETS AND DISPOSAL GROUPS AND LIABILITIES ASSOCIATED HELD FOR SALE OR DISTRIBUTION TO OWNERS

4.1	Corporate reorganization – non-current assets and disposal groups and liabilities associated held for sale or distribution to owners

I.	General background

On April 28, 2015, Empresa Nacional de Electricidad S.A. informed the SVS through a significant event, that the Board of Directors of its direct parent, Enersis S.A., communicated that it had decided to initiate an analysis of a corporate reorganization aimed at the separation of the activities of power generation and distribution in Chile from other activities conducted outside of Chile by Enersis S.A. and its subsidiaries Endesa and Chilectra S.A., maintaining its inclusion in the Enel S.p.A. group.

In the same significant event, the Board of Directors of Empresa Nacional de Electricidad S.A. reported that it had agreed to initiate studies to analyze a possible corporate reorganization consisting of the spin-off of Endesa’s businesses in Chile from those outside of Chile, and eventually merge the latter into a single company. Furthermore, it indicated that the objective of this reorganization is to create value for all of its shareholders, as none of these operations require the contribution of additional resources from shareholders. The possible corporate reorganization would take into account the best interests as well as all shareholders’ interests, with special attention paid to minority interests, and if it were approved, be subject to approval at an Extraordinary Shareholders’ Meeting.

This corporate reorganization consists of two steps:

-

Enersis S.A. and its subsidiaries Endesa and Chilectra S.A., would effect a spin-off, resulting in separation (the “Spin-off”) of the business in Chile (which will be allocated to companies Enersis Chile, Endesa Chile and Chilectra Chile) and outside of Chile (which will be allocated to companies Enersis Américas, Endesa Américas and Chilectra Américas).

-

Once the previously mentioned spin-off are completed, Enersis Américas would absorb by merger Chilectra Américas and Endesa Américas, and would dissolve them without liquidation, thus grouping all international shares of the Enersis group outside of Chile in Enersis Américas.

On December 18, 2015, the Extraordinary Shareholders’ Meeting of Endesa Chile approved the demerger of Empresa Nacional de Electricidad S.A., subject to the conditions precedent consistent in approving demerger of Enersis S.A. and Chilectra S.A. by their respective Extraordinary Shareholders’ Meetings, additionaly to the relevant legal procedures and related matters. In addition, it was agreed that the Spin-off shall take effect from the first calendar day of the month following that in which a deed of compliance with conditions of the Spin-Off is granted.

As a result of the Spin-Off of Endesa Chile will be created a new corporation to be called Endesa Américas S.A. to which will be allocated the shareholdings and other associated assets and liabilities of Empresa Nacional de Electricidad S.A. outside Chile.

On March 1, 2016, Empresa Nacional de Electricidad S.A. was demerged and Endesa Américas S.A. began to exist. Consequently, a corresponding capital decrease of Empresa Nacional de Electricidad S.A. and other amendments to its by-laws were verified (see Note 39.2).

II.	Accounting aspects

As of December 31, 2015, in compliance with the requirements of IFRS 5 “Non-current assets held for sale and discontinued operations”, the following financial reporting has been reflected in the Company’s consolidated financial statements:

i)	Assets and liabilities

All assets and liabilities related to the generation and distribution business outside of Chile (Enel Brasil, distribution subsidiaries) have been classified as “non-current assets and disposal groups held for sale or distribution to owners” or “liabilities associated with non-current assets and disposal groups held for sale or distribution to owners”, as appropriate, according to the accounting policy indicated in Note 3.j.

As of 31 December 2015, the main groups of assets and liabilities classified as held for distribution to owners, which relate to Empresa Nacional de Electricidad S.A.’ operations outside of Chile, are as follows:

12-31-2015
ASSETS	ThCh$
CURRENT ASSETS
Cash and cash equivalents	112,313,130
Other current financial assets	5,641,903
Other current non-financial assets	14,336,049
Trade and other current receivables, net	199,139,964
Current accounts receivable from related parties	37,639,756
Inventories	25,926,892
Current income tax receivables	50,966
TOTAL CURRENT ASSETS	395,048,660
NON-CURRENT ASSETS
Other non-current financial assets	625,981
Other non-current non-financial assets	3,239,510
Trade and other non-current receivables, net	230,824,700
Investments accounted for using the equity method	446,338,964
Intangible assets other than goodwill	31,083,689
Goodwill	100,700,656
Property, plant and equipment, net	2,663,590,814
Deferred income tax assets	18,253,056
TOTAL NON-CURRENT ASSETS	3,494,657,370
TOTAL ASSETS (*)	3,889,706,030

LIABILITIES	12-31-2015
ThCh$
CURRENT LIABILITIES
Other current financial liabilities	221,018,241
Trade and other current payables	259,664,724
Current accounts payable to related parties	48,124,723
Provisions	78,935,605
Current income tax liabilities	65,310,111
Other current non-financial liabilities	1,951,294
TOTAL CURRENT LIABILITIES	675,004,698
NON-CURRENT LIABILITIES
Other non-current financial liabilities	896,924,119
Other non-current payables	39,373,175
Provisions	36,473,503
Deferred income tax liabilities	163,761,907
Non-current provisions for employee benefits	21,548,342
Other non-current non-financial liabilities	18,698,412
TOTAL NON-CURRENT LIABILITIES	1,176,779,458
TOTAL LIABILITIES (*)	1,851,784,156

(*) It does not include balances from intercompany loan and other arrangements between Endesa and Endesa Américas which were eliminated in the consolidation.

ii)	Other comprehensive income accumulated in equity

Other comprehensive income amounts accumulated in equity reserves associated with assets and liabilities held for distribution to owners is as follows:

For the year ended
Reserves for	12-31-2015
ThCh$
Exchange differences in foreign currency translation	(191,041,945)
Cash flow hedges	(8,022,483)
Gains and losses on remeasuring available-for-sale financial assets	(118,662)
Other miscellaneous reserves	(1,967,052)
Total	(201,150,142)

iii)	Profit and loss

All income and expenses related to generation and distribution business located outside of Chile (Enel Brasil, distribution subsidiaries), subject to distribution to owners, represent discontinued operations and are presented in the “Profit after tax for the year from discontinued operations” line within the consolidated statement of comprehensive income.

Therefore, the consolidated statements of comprehensive income included in these consolidated financial statements for comparative purposes have been revised for the years ended 2014 and 2013, to restropsectively present revenues and expenses from continuing operations and also to present the net profit and loss from the discontinued operations in those years.

Following is the breakdown of profit after tax for the year from discontinued operations by nature for the years ended December 31, 2015, 2014 and 2013:

	For the years ended
	12-31-2015	31-21-2014	31-21-2013
	ThCh$	ThCh$	ThCh$

Revenues	1,238,466,148	1,154,414,241	997,632,514
Other operating income	64,649,040	61,145,248	59,762,115
Revenues and Other Operating Income	1,303,115,188	1,215,559,489	1,057,394,629

Raw materials and consumables used	(481,747,189)	(369,241,528)	(335,977,638)
Contribution Margin	821,367,999	846,317,961	721,416,991

Other work performed by the entity and capitalized	11,937,667	12,704,315	8,356,167
Employee benefits expense	(85,228,546)	(70,044,870)	(60,148,919)
Depreciation and amortization expense	(108,405,664)	(103,836,335)	(97,054,335)
Impairment losses	(4,813,372)	(2,057,856)	(6,523,091)
Other expenses	(73,277,014)	(60,025,087)	(52,530,118)
Operating Income	561,581,070	623,058,128	513,516,695
Other gains, net	(508,842)	749,878	843,216
Financial income	59,300,320	93,967,597	15,137,466
Financial costs	(87,794,374)	(65,211,335)	(66,695,425)
Share of profit and losses of investments accounted for using the equity method	38,679,661	61,598,412	95,037,839
Foreign currency exchange gains (losses), net	96,180,972	(20,192,759)	(11,576,858)
Profit before income taxes	667,438,807	693,969,921	546,262,933
Income tax expense	(256,249,256)	(204,051,052)	(167,912,190)
NET PROFIT for the year from discontinued operations	411,189,551	489,918,869	378,350,743

Following is the breakdown of comprehensive income for the year from discontinued operations for the years ended December 31, 2015, 2014 and 2013:

	For the years ended
	12-31-2015	31-21-2014	31-21-2013
	ThCh$	ThCh$	ThCh$

NET PROFIT FOR THE YEAR FROM DISCONTINUED OPERATIONS	411,189,551	489,918,869	378,350,743

Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, net of tax
Gains (losses) from defined benefit plans, net of tax	247,120	(698,362)	(1,242,837)
Other comprehensive loss that will not be reclassified subsequently to profit or loss, net of tax	247,120	(698,362)	(1,242,837)

Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, net of tax
Foreign currency translation losses, net of tax	(245,784,132)	(20,835,470)	(30,821,405)
Losses from available-for-sale financial assets, net of tax	(441,549)	-	-
Net losses from cash flow hedges and reclassification adjustments on cash flow hedges, net of tax	(10,204,780)	(6,445,743)	(8,580,147)
Share of other comprehensive (loss) income from investments accounted for using the equity method, net of tax	(1,897,437)	(1,998,473)	2,224,390
Other comprehensive loss that will be reclassified subsequently to profit or loss, net of tax	(258,327,898)	(29,279,686)	(37,177,162)
Total other comprehensive loss from discontinued operations	(258,080,778)	(29,978,048)	(38,419,999)
TOTAL COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS	153,108,773	459,940,821	339,930,744

Total comprehensive income from discontinued operations attributable to
Shareholders of Endesa	9,868,045	236,406,268	144,406,674
Non-controlling interests	143,240,728	223,534,553	195,524,070
TOTAL COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS	153,108,773	459,940,821	339,930,744

As a result of the classification of the generating and power distribution activities located outside of Chile as discontinued operations, these business lines are not disclosed in Note 33 “Segment information”.

iv)	Cash flows

Net cash flows from operating, investing and financing activities, attributable to discontinued operations for the years ended December 31, 2015, 2014 and 2013 are presented below:

	For the years ended
	12-31-2015	31-21-2014	31-21-2013
	ThCh$	ThCh$	ThCh$

Net cash provided by operating activities	473,002,615	567,896,051	395,386,771
Net cash used in investing activities	(233,343,856)	(136,647,445)	(118,745,497)
Net cash used in finance activities	(430,690,847)	(393,584,765)	(217,551,915)
Net increase in cash and cash equivalents before the effect of exchange rate changes	(191,032,088)	37,663,841	59,089,359
Effect of exchange rate changes on cash and cash equivalents	4,902,989	(25,440,304)	(4,195,957)
Net increase in cash and cash equivalents	(186,129,099)	12,223,537	54,893,402
Cash and cash equivalents at beginning of the year	298,442,229	286,218,692	231,325,290
Cash and cash equivalents at end of the year	112,313,130	298,442,229	286,218,692

Appendix 4 of these consolidated financial statements includes additional information in respect of assets and liabilities held for distribution to owners, as well as of the results of discontinued operations.

4.2	Sale of Sociedad Concesionaria Túnel El Melón S.A. – non-current assets or disposal groups and liabilities associated classified as held for sale.

During December 2014, Empresa Nacional de Electricidad S.A. and its subsidiary Compañía Eléctrica de Tarapacá S.A. entered into a contract to sell to Temsa Private Investment Fund all their shares in Sociedad Concesionaria Túnel El Melón S.A. Such contract established a number of conditions, which had not been fulfilled at the end of 2014, preventing the closure of the sale. The sale was finalized on January 9, 2015 (See Note 30).

Sociedad Concesionaria Túnel El Melón S.A. is a private corporation whose purpose is the construction, maintenance and operation of the public work called the El Melón Tunnel and the provision of ancillary services authorized by the Ministry of Public Works (MOP).

The El Melón Tunnel is an alternative to the road that climbs the El Melon pass, which is located between 126 and 132 kilometers north of Santiago on Route 5. This is the main highway linking the country from Arica to Puerto Montt.

As described in Note 3.j, non-current assets and disposal groups held for sale have been recorded at the lower of their carrying amount and fair value less costs to sell.

The main items of assets, liabilities and cash flows held for sale as of December 31, 2014 are as follows:

Sociedad Concesionaria Túnel El Melón S.A.	Balance as of
ASSETS	12-31-2014
CURRENT ASSETS	ThCh$

Cash and cash equivalents	29,702
Other current non-financial assets	81,275
Trade and other current receivables	758,645
Current tax assets	1,400
TOTAL CURRENT ASSETS	871,022

NON-CURRENT ASSETS
Intangible assets other than goodwill	4,404,615
Property, plant and equipment	81,432
Deferred tax assets	2,621,894
TOTAL NON-CURRENT ASSETS	7,107,941
TOTAL ASSETS	7,978,963

CURRENT LIABILITIES
Other current financial liabilities	3,072,179
Trade and other current payables	495,235
Current accounts payable to related parties	2,102
Other current non-financial liabilities	131,030
TOTAL CURRENT LIABILITIES	3,700,546

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,660,254
Non-current provisions for employee benefits	102,423
Other non-current non-financial liabilities	27,026
TOTAL NON-CURRENT LIABILITIES	1,789,703
TOTAL LIABILITIES	5,490,249

Summary of net cash flows
For the year ended
12-31-2014
ThCh$
Net cash flows from (used in) operating activities	9,045,776
Net cash flows from (used in) investment activities	(5,604,740)
Net cash flows from (used in) financing activities	(3,450,774)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(9,738)
Net increase (decrease) in cash and cash equivalents	(9,738)
Cash and cash equivalents at beginning of period	39,440
Cash and cash equivalents at end of period	29,702

See Note 2.4.1.

5.	SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS

a)	Continuing operations

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

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. A law was passed on January 8, 2014, which will allow the SIC to be connected to the SING.

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

Under the Chilean Electricity Law, companies engaged in generation and transmission on an interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining a reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

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

A power generating company may have the following types of customers:

(i) Distribution companies that supply power to regulated customers: This distribution is to residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Until January 2015, customers consuming between 500 kW and 2,000 kW may choose to be regulated or unregulated customers. On January 29, 2015 an amendment to the law was published in the Official Gazzete increasing the upper threshold from 2,000 kW to 5,000 kW. A summarized description of the scope of the amendments to the law are described below.

Until 2009, the transfer prices between generators and distribution companies for supplying power to regulated customers were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors are being replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(ii) Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity of over 5,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system. As previously discussed, the 5,000 kW threshold became effective beginning on January 2015.

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

Beginning in 2010 with the enactment of Law No. 20,018, distribution companies must have sufficient supply permanently available to cover their entire demand projected for a period of three years; to do so, they must carry out long-term public bidding processes. This period of three years has been changed to five years, following the legislative amendment published in January 2015.

On May 15, 2014, the Minister of Energy presented the “Energy Agenda”, a document outlining general guidelines for the energy policy of the new government.

On September 29, 2014 a Tax Reform act was published in the Official Gazette, which emphasizes the creation of a so-called “green tax” to be levied on air emissions of particulate matter (PM), nitrogen oxides (NOx), sulfur dioxide (SO2) and carbon dioxide (CO2). The tax will be US$5/ton for CO2 emissions.

On January 29, 2015, Law No. 20,805 was published in the Official Gazette, incorporating a legal amendment to the energy bidding processes for consumption of regulated customers. Among the main changes incorporated through this amendment, are the increased participation of the CNE in the bidding processes; the increase from three to five years for the anticipated bidding announcements; the increase of the duration of supply contracts for up to 20 years; the incorporation of a reserved price as a limit price for each bid; the chance for a bidder to delay the energy supply in case of force majeure; the incorporation of short-term biddings, the treatment for energy without contract; and the increase in the upper threshold to qualify as regulated customer from 2,000 to 5,000 kW.

Non-conventional renewable energy

-

In Chile, Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of power supplied will be generated by NCRE. It does not change the previous law’s plan for supplying power under agreements in effect in July 2013.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Chile there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution.

b)	Discontinued operations

    Argentina

Argentina has shown signs of intervention in the electricity market since the crisis of 2002. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations at the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, called the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Electricity Wholesale Market Administration Company (CAMMESA - Compañía Administradora del Mercado Mayorista Eléctrico).

However, after the 2002 crisis, the authorities changed the pricing criteria, bringing the marginal pricing system to an end. First, marginal prices were calculated without taking into consideration the natural gas shortages. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, Resolution SE 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. Second, it established a spot price ceiling of Ar$120/MWh. However, CAMMESA pays the actual variable costs of the thermal plants that run on liquid fuels through the Temporary Dispatch Cost Overruns program.

In addition, as the dollarized economy was devalued and went back to the Argentine peso, payment for capacity fell from US$10 to Ar$10 per MWh. Capacity payments have subsequently risen slightly, to Ar$12 pesos.

Additionally, the freezing of prices paid by distributors caused a gap in relation to actual generation costs, resulting in various types of special agreements for recovering costs, in accordance with regulations in force.

It was within this context that the government announced in 2012 its plan to change the current regulatory framework for one based on an average cost scheme.

Resolution 95/2013 was published in March of 2013, significantly changing the system for generators’ remunerations and setting new prices for capacity depending on the type of technology used and availability. It also established new values for paying for non-fuel variable costs, as well as additional fee for energy generated.

In May 2013, the Group’s generating companies (Central Costanera, Dock Sud and Hidroeléctrica El Chocón S.A.) accepted the terms of Resolution SE 95/2013.

This resolution marked the end of marginal pricing as a payment system in the Argentine power generation market and established, instead, payment by type of technology and size of plant. For each case, it recognizes fixed costs (determined on the basis of fulfillment of availability) and variable costs, plus an additional fee (the two parts are determined on the basis of the energy generated). Part of the additional fee will be placed in a trust for future investments.

In principle, commercial management and fuel dispatch will be in the hands of CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts are up, must purchase their supply from CAMMESA. However, the Energy Secretary, in Note SE 1807/13, gave generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

It is also important to mention that Central Costanera S.A. has availability contracts signed in 2012 that are still in effect, as well as combined cycle contracts (until 2015) and steam generation contracts (until 2019) that will enable the company to implement a plan for investing in the Central Costanera plant generation units in order to optimize the reliability and availability of that plant. The contracts also include payment of the commitments under the Long-Term Service Agreement (LTSA) for the plant’s combined cycles.

Through Resolution 529/2014, the Energy Secretary updated generators’ fee , which had been in effect since they were set in February 2013 under Resolution 95/2013. The new resolution increased recognition of fixed costs for combined cycle and large hydroelectric plants by 25%, and adjusted variable costs by 41% for thermal plants and 25% for hydroelectric plants. A new variable fee was set for biodiesel-fired plants. The additional fee increased 25% for thermal plants, and a new charge of AR$21/MWh was set for one-time maintenance for combined cycle and Ar$24/MWh for other thermal generation plants. The resolution is retroactive to February 2014.

Through Resolution 482/2015, Energy Secretary updated generators’ fee, which had been in effect since they were set in February 2014 under Resolution 529/2014. The new resolution increased recognition of fixed costs for combined cycle and large hydroelectric plants by 28%, and 64% for mid-size hydroelectric plants. The variable costs were adjusted by 23%, hydroelectric plants are exempted of variable electric transmission payments and has been implemented a new incentive scheme for generation and operating effectiveness for thermal plants. The additional fee increased by 26% for thermal plants and 10% for mid-size hydroelectric plants. For non-recurring maintenance was increased by 17% and the same concept is created for hydroelectric plants in Ar$8/MWh. Finally, a new charge of Ar$15.8/MWh for thermal plants and Ar$6.3/MWh for hydroelectric plants was set for investments funding, which will be effective from February 2015 to December 2018 only for those generators participating in the projects. The new generation will have an additional fee equivalent to 50% of the direct additional fee based on technology for a 10-years period. The resolution is retroactive to February 2015.

    Brazil

Legislation in Brazil allows the participation of private capital in the electricity sector, upholds free competition among companies in electricity generation, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

Based on the contract requirements as stated by distribution companies, the Ministry of Energy has been involved in planning the expansion of the electricity system, setting capacity quotas by type of technology on the one hand and, on the other, promoting separate tender processes thermal, hydroelectric, or renewable energies, or directly holding tender processes for specific projects. The operation is being coordinated in a centralized fashion in which one independent operator coordinates centralized load dispatch based on variable production costs and seeks to guarantee to meet demand at the minimum cost for the system. The price at which transactions take place on the spot market is called the Difference Liquidation Price (Precio de Liquidación de las Diferencias, PLD), which takes into account the players’ aversion to risk.

Generation companies sell their energy on the regulated or unregulated market through contracts, and they trade their surpluses or deficits on the spot market. The free market is aimed at large users, with a limit of 3,000 kW or 500 kW if they purchase energy produced with renewable resources.

In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions; whereas in the regulated market, where distribution companies operate, energy purchases must go through a tender process coordinated by the National Electricity Agency (ANEEL). Accordingly, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy considers shorter contractual terms and seeks to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

On November 25, 2014, the ANEEL approved the new PLD limits for 2015. The maximum limits decreased from R$823 to R$388/MWh and the minimum increased from R$16 to R$30/MWh. The decision was the result of extensive debate, which began with Public Consultation number 09/2014 and later with Public Hearing number 54/2014.

The main effect of the new limit is to reduce the financial impact for distributors of potential future risks when contracting energy in the spot market, as in 2014 the spot price was at its maximum for much of the year. The new maximum price also mitigates the risk of unrecoverable economic and financial losses for generators, when production is below contract values. However, the possibility of selling excess energy at higher prices decreases. Currently generators can divide their excess energy across the months of the year, to boost their revenues by allocating more energy to those months where higher prices are expected, as the ceiling is lower.

Annually the ANEEL ratifies by resolution the minimum and maximum limits of PLD, so that by 2016 the maximum and minimum PLD are fixed at R$422.56/MWh and R$30.25/MWh, respectively. These PLD limits incorporate the estimation of Itaipú mega hydro costs, which will be in 2016 of US$25.78/kW.

These regulatory mechanisms ensure the creation of regulatory assets, whose rate adjustment for deficits in 2014, took place in the tariff adjustments starting in 2015 (March for Ampla Energía E Serviços S.A. (Ampla) and April for Compañía Energética Do Ceará S.A. (Coelce), subsidiaries of our associate). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A (Cuenta de Compensación de Valores – Parte A, “CVA”). They aimed to maintain consistent operating margins for the dealer by allowing tariff revenue due to the costs of Parcel A.

Compensation Clearing Account (“CVA” for its acronym in Portuguese) helps maintain stability in the market and enables the creation of deferred costs, which is compensated through tariff adjustments based on the fees necessary to compensate for deficits from the previous year.

In December 2014 an addendum was signed to the concession contract for distributors in Brazil (including Ampla y Coelce), which allows these regulatory assets (CVA’s and others) to be included in indemnizable assets at the end of the concession, and if this is not possible over time, it allows compensation through tariffs. Therefore, the recognition for these regulatory assets/liabilities is allowed under IFRS.

In 2014 Brazil continued to face a drought. In November, the system has reached the maximum of the energy rationing risk. The average reservoir levels were 1% below the lowest rationing. However, the Government affirms no risk of supply.

To cover the extra cost of energy, the government has created the ACR account through bank loans to be paid off within two years using funds from tariffs. Until December 31, 2014 distributors used an amount of approximately 18 billion Reals of the ACR, however, it was not enough to cover the deficit. In March 2015 a new loan to the ACR account was approved to cover the deficit of November and December 2014. An extension of the deadline for payment of all loans also was approved; now they have to be paid in 54 months after November 2015.

Depending on the mismatches between costs incorporated in the tariffs and the actual distribution costs, and intensified by the implicit costs of drought, ANEEL, in January 2015, began to implement a system (known as “Tariff Flags”) of additional monthly charge to consumers’ tariff, as long as the marginal cost of the system reaches levels above the regulatory standard. The aim of the regulator is to give the consumer an economic signal of the subsequent month’ generation cost, and indicate to the distributor the anticipation of the amount (right) that would only be received with the application of the next tariff.

    Colombia

The Public Utility Law (Ley de Servicios Públicos Domiciliarios, Law No. 142) and the Electricity Law (Ley Eléctrica, Law No. 143) were passed in 1994 establishing the new framework ordered by the Constitution. These laws set out the general criteria and policies that are to govern public utility service provision in the country, as well as the procedures and mechanisms for regulating, monitoring and overseeing them.

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

The main institution in the electricity sector is the Mining and Energy Ministry, whose Mining Energy Planning Unit (Unidad de Planeación Minero Energética, UPME) draws up the National Energy Plan and the Generation and Transmission Expansion Plan. The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas, CREG) and the Public Service Superintendency (Superintendencia de Servicios Públicos, SSPD) regulate and oversee, respectively, the companies in the industry, and the Superintendency of Industry and Commerce is the national authority for free trade protection issues.

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

    Peru

The Electricity Concessions Law and its regulations, the Law to Ensure Efficient Development of Electricity Generation (Law No. 28,832), the Electricity Industry Antimonopoly and Oligopoly Law, the Technical Standard for Electricity Service Quality, the Environmental Protection Regulations for Electricity Activities, the Law Creating the Energy and Mining Investment Supervisory Agency (Osinergmin) and its regulations, and the Regulations for Unregulated Electricity Users and Decree Law No. 1221 which improves the regulation of the distribution of electricity to promote access to electricity in Peru, all comprise the main legislation in the regulatory framework for doing business in the power industry in Peru.

Law No. 28,832, whose purpose is to ensure enough efficient power generation to reduce the risk of price volatility and rationing, promotes the establishment of market prices based on competition, planning and ensuring a mechanism that guarantees expansion of the transmission grid, and also allows Large Unregulated Users and Distributors to participate in the short-term market. Accordingly, the law promotes tender processes for long-term power supply contracts at firm prices in order to encourage investment in efficient generation and contracts with distribution companies. Distribution companies must begin the tender processes at least three years ahead of time in order to keep Regulated Users’ demand covered.

Expansion in transmission must be planned through a binding Transmission Plan drawn up by the COES SINAC and approved first by the Osinergmin and then by the Energy and Mining Ministry. There are two types of systems: a) the Guaranteed Transmission System, which is paid for by the demand; and b) the Complementary Transmission System, which is financed jointly by the generation companies and by the demand.

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

Legislative Decree No. 1221, published on September 24, 2015, amends certain aspects of the current framework, among others:

-	In tariff distribution, VAD (Value Added Distribution) and the Internal Rate of Return (IRR) calculation will be made individually for each distribution company with more than 50,000 customers.

-

The Energy and Mining Ministry will define a Technical Responsibility Zone (ZRT) for each distributor, taking into consideration the environment of the regions where they operate (near to concession zones). The works conducted at the ZRT shall be approved by the Distributor, and it will have priority to conduct them or might be subsequently transferred to them. A VAD will be recognized for investment and audited actual costs (with an upper threshold).

-	Add to the VAD a charge for Technological Innovation and/or Energy Efficiency in Distribution.

-	Add an adjustment factor to the VAD that encourages service quality in distribution.

-	Establishes an obligation to the Distributors to assure their regulated demand for 24 months.

-	Establishes an obligation to the Distributor for electric works for urban housing or return the contribution once housing has reached 40%.

-

Regarding the concessions, it limits to 30 years those granted through bidding processes, it establishes a requirement for a favorable report of basin management for hydroelectric generation, and the granting and expiration of concessions shall be ruled through Ministry Resolution.

-

Establish conditions for distributed generation of non-conventional renewable energy and co-generation that allows them to inject the surpluses to the distribution system without affecting the operational assurance.

The description of the regulatory framework in the document does not include this Legislative Decree, since most of the amended aspects will be finalized by the end of 2015 or beginning of 2016, for its subsequent implementation.

Non-conventional renewable energy

-

In Brazil, the ANEEL holds auctions by technology considering the expansion plan set by the EPE, the planning agency, so that the target amount set for non-conventional renewable energy capacity is met.

-

In Colombia, Law No. 697 was issued in 2001 by the Program for the Rational and Efficient Use of Energy and Other Forms of Non-Conventional Energy (Programa de Uso Racional y Eficiente de la Energía y demás formas de Energías No Convencionales - PROURE). Subsequently, indicative targets were defined for NCRE of 3.5% for 2015 and 6.5% for 2020. Law No. 1715 was enacted in 2014, which created a legal framework for the development of non-conventional renewable energy, in which guidelines for declarations of public interest, as well as tax, tariff and accounting incentives were established. As part of the implementation, the Ministry of Mines and Energy enacted Decree 2469 in 2014, establishing the guidelines for energy policy on supply of self-generation surpluses. Likewise, the Energy and Gas Regulatory Commission (CREG) issued Resolution 24/2015 regulating high-scale self-generation activity, and the Mining Energy Planning Unit (UPME) published resolution 281/2015, establishing the limit for low-scale (equal to 1MW) self-generation. Additionally, the CREG issued Resolution 11/2015 encouraging demand response mechanisms. In 2015 the CREG issued Resolution 138 that amends the remuneration scheme for confidence charged for minor plants. This new regulation establishes that such plants will belong to the centralized scheme of the charge and will declare ENFICC in order to obtain OEF assignments. If the difference between actual and programmed generation in those plants is lower than +/- 5%, they could keep the current remuneration scheme. The Ministry of Mines and Energy issued in 2015 Decree 1623 that establishes guidelines on zone expansion policies and Decree 2143 in 2015 that provides guidelines for the implementation of fiscal and tax incentives established in Law No. 1715.

-

In Peru, a target of 5% has been set as the NCRE’s share in the country’s energy system. It is a nonbinding target and the regulatory agency, the Osinergmin, holds differential auctions by technology to help reach the goal.

-

In Argentina, on September 23, 2015, the House of Representatives approved the new law for Renewable Energy in Argentina, replacing the current Law No. 26,190. The new regulation postpones to December 31, 2017 the goal to reach an 8% share in the national demand of energy with renewable sources for generation and establishes as a second goal to reach a 20% share in 2025 establishing mid-objectives of 12%, 16% and 18% for the end of years 2019, 2021 and 2023. The enacted Law creates a Fiduciary Fund (“FODER”) to finance works, grants tax benefits to renewable energy projects and establishes exemptions for specific taxes, national, provincial and municipality royalties until December 31, 2025. The customers categorized as Large Users (> 300 kW) shall comply on an individual basis with the renewable share goals, establishing that the price of the contracts shall not exceed 113 US$/MWh, and setting sanctions to those not fulfilling the goals.

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

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Peru, integrations are subject to authorization. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotality conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994 can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law No. 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same business segment.

6.	BUSINESS COMBINATION – ACQUISITION OF INVERSIONES GASATACAMA HOLDING LTDA.

On April 22, 2014, Endesa Chile acquired the 50% interest in Inversiones GasAtacama Holding Ltda. (hereinafter “GasAtacama”) that was held by Southern Cross Latin America Private Equity Fund III L.P. (hereinafter Southern Cross) at that time.

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

Since the date of acquisition and to December 31, 2014, Inversiones GasAtacama Holding Limitada has contributed ThCh$ 113,074,006 in revenues and ThCh$ 33,443,547 in profit before income tax to the Group’s results. Had the acquisition taken place on January 1, 2014, it is estimated that these amounts would have been ThCh$ 179,474,707 in revenues and ThCh$ 41,772,291 in consolidated profit before income tax for the fiscal year ended December 31, 2014.

a)	Consideration transferred

The following table summarizes the fair value of each type of consideration transferred in connection with the GasAtacama acquisition:

Acquisition date, ThCh$
Total price paid	174,028,622
Transaction recorded separately from the assets acquisition and liabilities assumed (*)	(16,070,521)
Total paid in cash	157,958,101

(*)

The total transaction payment was ThCh$ 174,028,622 and included the assignment of rights to collect on an outstanding loan of ThCh$ 16,070,521 owed by Pacific Energy Sub Co. (a subsidiary of Southern Cross) to Atacama Finance Co. (a subsidiary of GasAtacama).

b)	Acquisition-related costs

Endesa Chile incurred costs of ThCh$ 23,543 in financial consulting fees related to the acquisition of Inversiones GasAtacama Holding Ltda. These costs were recognized in 2014 under the line item “Other expenses” in the consolidated statements of comprehensive income.

c)	Identifiable assets acquired and identifiable liabilities assumed

The following table summarizes the fair values recognized for assets acquired and liabilities assumed in connection with the acquisition:

Acquisition date, Fair value
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

Given the nature of GasAtacama’s business and assets, the fair value of the assets acquired and the liabilities assumed was measured using the following valuation focuses:

i. The market approach using the comparison method, based on the market prices quoted for identical or comparable items when available.

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

d)	Goodwill

Balance as of 12-31-2014, ThCh$
Cash paid	157,958,101
Fair value of pre-existing interest	157,147,000
Fair value of identifiable net assets acquired	(296,367,364)
Goodwill(*)	18,737,737

(*) See Note 15.

The goodwill is attributable primarily to the value of the synergies expected to be obtained by integrating GasAtacama into the Group. These synergies include reduced administrative, research and structure costs, which could be absorbed by Endesa Chile.

e)	Remeasurement of pre-existing stake and foreign currency exchange differences

The remeasurement of the fair value of Endesa Chile’s pre-existing 50% interest in GasAtacama resulted in a gain of ThCh$ 21,546,320. This amount is the positive difference arising from comparing the fair value of the pre-existing interest of ThCh$ 157,147,000, and the investment value accounted for using the equity method at the acquisition date of ThCh$ 135,600,680.

Moreover, the exchange differences on translation of the preexisting interest accumulated in the equity of Endesa Chile at the acquisition date, were reclassified to income for the period, generating a gain of ThCh$ 21,006,456.

Both amounts have been recorded in the caption “Other gains, net” in the consolidated statement of comprehensive income in 2014.

7.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2015 and 2014:

Cash and cash equivalents	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Cash balances	4,759	551,153
Bank balances	10,802,821	130,725,229
Time deposits	971,873	168,153,726
Other fixed-income instruments	25,645,780	37,198,695
Total	37,425,233	336,628,803

Time deposits included in cash and cash equivalents represent interest-bearing time deposits with original maturity of less or equal to 90 days. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days. There is no significant available cash held by the Group that is restricted.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Chilean peso	27,625,086	43,104,563
Argentine peso	5,531,184	16,686,627
Colombian peso	-	224,221,908
Peruvian sol	-	27,175,201
U.S. dollar	4,268,963	25,440,504
Total	37,425,233	336,628,803

c)	The following table presents the amounts paid to gain control of subsidiaries for years ended December 31, 2015, 2014 and 2013:

Acquisition of Subsidiaries	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Acquisitions costs paid in cash and cash equivalents	-	(157,958,101)	-
Cash and cash equivalents in entities acquired	-	120,303,339	-
Total, net (*)	-	(37,654,762)	-

(*) See Note 6.

d)

The following table shows a reconciliation of cash and cash equivalents presented in the statement of financial position with cash and cash equivalents in the cash flow statement as of December 31, 2015 and 2014:

Cash and cash equivalents	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Cash and cash equivalents (statement of financial position)	37,425,233	336,628,803
Cash and cash equivalents attributable to assets held for sale or distribution to owners (*)	112,313,130	29,702
Cash and cash equivalents (statement of cash flow)	149,738,363	336,658,505

(*) See Note 4.

e)	The following table shows cash and cash equivalents received for the sale of ownership in subsidiaries for the years ended December 31, 2015, 2014 and 2013:

Cash and cash equivalents	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Amounts received for the sale of subsidiaries (*)	25,000,000	-	-
Cash and cash equivalents of the disposed subsidiaries	(18,360,347)	-	-
Cash and cash equivalents (statement of cash flow)	6,639,653	-	-

(*) See Notes 2.4.1 and 30.

8.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2015 and 2014 is as follows:

Other Financial Assets	Balance as of
	Current		Non-current
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Available-for-sale financial investments - quoted equity securities	-	-	389	425
Available-for-sale financial investments - non-quoted equity securities or with limited liquidity	-	-	3,001,868	4,202,577
Hedging derivatives (*)	76,703	1,221,342	18,716,463	3,711,802
Non-hedging derivatives (**)	-	2,958,770	-	22,002
Financial assets held-to-maturity	934,852	20,669,908	-	-
Total	1,011,555	24,850,020	21,718,720	7,936,806

(*) See Note 20.2.a.

(**) See Note 20.2.b.

9.	TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2015 and 2014 is as follows:

Trade and Other Receivables, Gross	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, gross	365,024,469	35,901	437,038,801	141,216,512
Trade receivables, gross	271,783,505	35,901	335,438,803	136,744,799
Other receivables, gross	93,240,964	-	101,599,998	4,471,713

Trade and Other Receivables, Net	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, net	363,475,277	35,901	433,407,008	141,216,512
Trade and other receivables, net	270,234,313	35,901	333,117,446	136,744,799
Other receivables, net	93,240,964	-	100,289,562	4,471,713

The balances in this account do not generally accrue interest.

The Group did not have clients to which it had sales representing 10% or more of its revenues in the years ended December 31, 2015, 2014 and 2013.

Refer to Note 10.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	As of December 31, 2015 and 2014 the balance of unimpaired past due trade receivables is as follows:

Trade Receivables Past Due But Not Impaired	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Less than three months	1,122,810	9,595,932
Between three and six months	522	571,114
Between six and twelve months	411,387	1,812,932
Total	1,534,719	11,979,978

The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance as of January 1, 2013	4,587,452
Increases (decreases) for the year (*)	(140,365)
Amounts written off	(411,830)
Foreign currency translation differences	(43,031)
Balance as of December 31, 2013	3,992,226
Increases (decreases) for the year (*)	748,748
Amounts written off	(1,035,170)
Foreign currency translation differences	(74,011)
Balance as of December 31, 2014	3,631,793
Increases (decreases) for the year (*) (**)	5,152,884
Amounts written off	(3,566)
Foreign currency translation differences	(151,074)
Transferred to assets held for sale or distribution to owners	(7,080,845)
Balance as of December 31, 2015	1,549,192

(*) Increases (decreases) of allowance related to continuing operations for the years ended December 31, 2015, 2014 and 2013 were ThCh$ 64,138, ThCh$ 120,491 and ThCh$ (371,558), respectively. See Note 28.

(**) The increase impairment provision of trade and other receivables in the year 2015 related to continuing operations of Endesa Chile amounted to ThCh$ 371,558. Moreover, 100% of the amounts written off and foreign currency translation differences in the year 2015 related to discontinued operations (see Note 4).

Write-offs of bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country.

c)	Additional information:

-

Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros (Chilean Superintendency of Securities and Insurance) of February 3, 2012, XBRL Taxonomy: see Appendix 7.

-	Complementary information on trade receivables: see Appendix 7.1.

10.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not itemized in this note.

As of the date of these consolidated financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recognized with respect to receivable balances for related party transactions.

10.1	Balances and transactions with related parties

The balances of accounts receivable and payables between the Company and its non-consolidated related parties are as follows:

a)	Receivables from related parties:

							Balance as of
Taxpayer ID No. (RUT)	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	12-31-2015	12-31-2014
							Current
							ThCh$	ThCh$

Foreign	Comercializadora de Energía del Mercosur S.A.	Energy sales	Less than 90 days	Associate	Ar$	Argentina	-	180,969
96.800.570-7	Chilectra S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	44,709,413	38,040,166
96.800.570-7	Chilectra S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	501,764	163,098
Foreign	Companhía Interconexao Energética S.A.	Toll	Less than 90 days	Common control	Ar$	Brazil	-	7,467,263
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy sales	Less than 90 days	Common control	CP	Colombia	-	7,529,800
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common control	CP	Colombia	-	27,827
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common control	Sol	Peru	-	321,910
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	-	23,983
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Energy sales	Less than 90 days	Common control	Sol	Peru	-	5,507,890
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common control	Sol	Peru	-	653,237
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Toll	Less than 90 days	Common control	Sol	Peru	-	926,965
Foreign	Empresa Distribuidora Sur S.A.	Current account	Less than 90 days	Common control	Ar$	Argentina	-	3,415
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Energy sales	Less than 90 days	Common control	Ch$	Chile	3,009	7,659
Foreign	Empresa de Energía de Cundinamarca S.A.	Energy sales	Less than 90 days	Common control	CP	Colombia	-	260,417
94.271.000-3	Enersis Américas S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	265,162	296,325
Foreign	Generalima S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	-	3,176,838
76.418.940-K	GNL Chile S.A.	Other services	Less than 90 days	Associate	US$	Chile	-	1,644,650
76.418.940-K	GNL Chile S.A.	Advance gas purchase	Less than 90 days	Associate	US$	Chile	15,570,315	11,845,926
76.418.940-K	GNL Chile S.A.	Loans	Less than 90 days	Associate	US$	Chile	1,498,339	549,359
76.788.080-4	GNL Quintero S.A.	Energy sales	Less than 90 days	Associate	Ch$	Chile	571,118	649,986
76.107.186-6	ICT Servicios Informáticos Ltda.(*)	Other services	Less than 90 days	Common control	Ch$	Chile	-	10,500
79.913.810-7	Inmobiliaria Manso de Velasco S.A. (*)	Other services	Less than 90 days	Common control	Ch$	Chile	-	579
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	18,277	-
96.800.460-3	Luz Andes Ltda.	Energy sales	Less than 90 days	Common control	Ch$	Chile	462	1,524
96.806.130-5	Electrogas S.A.	Dividends	Less than 90 days	Associate	Ch$	Chile	1,849,765	1,477,177
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	86,713	156,613
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	198	-
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	64	64
Foreign	Distrilec Inversora S.A.	Dividends	Less than 90 days	Associate	US$	Argentina	-	6,158
Foreign	PH Chucas S.A.	Other services	Less than 90 days	Common control	Ch$	Costa Rica	1,188,564	-
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common control	Ch$	Spain	1,858,366	99,662
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	-	36,067
Foreign	Endesa Energía S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	232,867	-
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	59,786	21,647
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	215,977	-
76.321.458-3	Almeyda Solar SPA	Other services	Less than 90 days	Common control	Ch$	Chile	91,443	-
76.052.206-6	Parque Eólico Valle de los Vientos SA	Energy sales	Less than 90 days	Common control	Ch$	Chile	125,727	-
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	Ch$	Italia	20,397	-
Foreign	Enel Trade S.p.A	Other services	Less than 90 days	Common control	Ch$	Italia	-	3,256

	Total						68,867,726	81,090,930

(*) On December 31, 2014 Inmobiliaria Manso de Velasco S.A. was merged with ICT Servicios Informáticos Ltda., the latter being the legal successor company under the name Servicios Informáticos e Inmobiliarios Ltda.

As of December 31, 2015 and 2014 the Group did not have non-current receivables from related parties.

b)	Accounts payable to related parties:

							Balance as of
Taxpayer ID No. (RUT)	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	12-31-2015	12-31-2014	12-31-2015	12-31-2014
							Current		Non-current
							ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Comercializadora de Energía del Mercosur S.A.	Fuel purchase	Less than 90 days	Associate	Ar$	Argentina	-	1,782,295	-	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	Ar$	Argentina	17,836	33,288	-	-
96.800.570-7	Chilectra S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	57,024	33,575	-	-
96.800.570-7	Chilectra S.A.	Toll	Less than 90 days	Common control	Ch$	Chile	8,996,228	12,169,357	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy purchase	Less than 90 days	Common control	CP	Colombia	-	2,088,174	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common control	CP	Colombia	-	59,568	-	-
Foreign	Compañía de Transmisión del Mercosur S.A.	Toll	Less than 90 days	Common control	Ar$	Argentina	-	7,467,263	-	-
Foreign	Empresa de Energía de Piura S.A.	Toll	Less than 90 days	Common control	Sol	Peru	-	207,716	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common control	Sol	Peru	-	478,950	-	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Toll	Less than 90 days	Common control	Sol	Peru	-	35,678	-	-
Foreign	Empresa Distribuidora Sur S.A.	Current account	Less than 90 days	Common control	Ar$	Argentina	-	176,620	-	-
96.806.130-5	Electrogas S.A.	Other services	Less than 90 days	Associate	Ch$	Chile	641,113	335,962	-	-
96.806.130-5	Electrogas S.A.	Toll	Less than 90 days	Associate	Ch$	Chile	77,049	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Energy purchase	Less than 90 days	Common control	CP	Colombia	-	127,568	-	-
94.271.000-3	Enersis Américas S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	1,436,317	1,442,312	-	-
94.271.000-3	Enersis Américas S.A.	Dividends	Less than 90 days	Parent	Ch$	Chile	47,843,968	61,089,088	-	-
94.271.000-3	Enersis Américas S.A.	Dividends	Less than 90 days	Parent	CP	Chile	-	57,423,449	-	-
94.271.000-3	Enersis Américas S.A.	Current account	Less than 90 days	Parent	Ch$	Chile	-	36,253	-	-
94.271.000-3	Enersis Américas S.A.	Loans	Less than 90 days	Parent	Ch$	Chile	177,747,326	60,904,443	-	-
94.271.000-3	Enersis Américas S.A.	Dividends	Less than 90 days	Parent	Sol	Chile	-	3,139,149	-	-
76.418.940-K	GNL Chile S.A.	Gas purchase	Less than 90 days	Associate	Ch$	Chile	6,357,467	19,808,375	-	-
76.107.186-6	ICT Servicios Informáticos Ltda.(*)	Other services	Less than 90 days	Common control	Ch$	Chile	-	180,080	-	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	1,457,580	-	-	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchase	Less than 90 days	Common control	Ch$	Chile	334,425	1,547,416	-	-
Foreign	Endesa Generación S.A.	Coal purchase	Less than 90 days	Common control	Ch$	Spain	309,558	2,881,032	-	-
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	482,211	-	-	-
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common control	Ch$	Spain	2,899,021	1,102,253	-	-
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	CP	Spain	-	7,961	-	-
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Ar$	Spain	-	20,444	-	-
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Ch$	Spain	419,898	261,050	-	-
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Eur	Spain	-	209,132	-	-
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	Ch$	Italy	216,599	99,837	97,186	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Other services	Less than 90 days	Joint venture	Ch$	Chile	258,625	157,762	-	-
Foreign	Enel Ingegneria & Ricerca	Other services	Less than 90 days	Common control	Ch$	Italy	4,295,894	2,123,506	-	-
76.126.507-5	Parque Eolico Talinay Oriente S.A.	Energy purchase	Less than 90 days	Common control	Ch$	Chile	50,757	-	-	-
Foreign	Enel Brazil S.A.	Other services	Less than 90 days	Associate	Ch$	Brazil	76,021	95,690	-	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy purchase	Less than 90 days	Common control	Ch$	Chile	2,196,983	-	-	-
76.321.458-3	Almeyda Solar S.P.A	Energy purchase	Less than 90 days	Common control	Ch$	Chile	113	-	-	-
76.052.206-6	Parque Eólico Valle de los Vientos SA	Energy purchase	Less than 90 days	Common control	Ch$	Chile	1,162,999	-	-	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Eur	Italy	11,849	-	-	-
Foreign	Enel Trade S.p.A	Other services	Less than 90 days	Common control	Ch$	Italy	237,624	-	-	-

	Total						257,584,485	237,525,246	97,186	-
(*) On December 31, 2014 Inmobiliaria Manso de Velasco S.A. was merged with ICT Servicios Informáticos Ltda., the latter being the legal successor company under the name Servicios Informáticos e Inmobiliarios Ltda.

c)	Significant transactions and effects on income/expenses:

Transactions with related parties that are not consolidated and their effects on profit or loss for both continuing and discontinued operations are as follows:

					For the years ended
Taxpayer ID No. (RUT)	Company	Relationship	Description of Transaction	Country	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

96.800.570-7	Chilectra S.A.	Common control	Energy sales	Chile	337,882,270	262,011,113	182,946,267
96.800.570-7	Chilectra S.A.	Common control	Services provided	Chile	30,650,096	17,612,598	1,558,697
96.800.570-7	Chilectra S.A.	Common control	Services received	Chile	-	(82,255)	(7,596)
96.800.570-7	Chilectra S.A.	Common control	Enectricity tolls	Chile	(28,371,022)	(11,335,478)	(2,433,950)
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Common control	Enectricity tolls	Chile	21,641	31,007	9,267
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Parent	Services provided	Chile	-	-	15
94.271.000-3	Enersis Américas S.A.	Parent	Services provided	Chile	1,467,189	1,380,813	-
94.271.000-3	Enersis Américas S.A.	Parent	Loans	Chile	(4,545,877)	(14,263,659)	(17,722,188)
94.271.000-3	Enersis Américas S.A.	Parent	Services received	Chile	(6,283,408)	(5,069,370)	(1,093,820)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Services received	Argentina	(1,281,486)	(118,566)	(35,012)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Energy sales	Argentina	15,903	17,099	20,319
96.800.460-3	Luz Andes Ltda.	Common control	Enectricity tolls	Chile	1,907	3,369	1,696
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy sales	Colombia	69,490,689	106,451,872	155,432,080
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy purchase	Colombia	(838,185)	(1,015,099)	(25,482)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services provided	Colombia	97,342	112,364	102,046
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services received	Colombia	(142,605)	(147,705)	(156,355)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Loans	Colombia	(12,947)	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Enectricity tolls	Colombia	(24,597,268)	(26,321,732)	(24,036,652)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Services received	Argentina	(525,165)	(540,848)	(586,483)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Energy sales	Peru	71,454,196	63,798,914	82,950,522
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Enectricity tolls	Peru	16,442,636	(141,495)	(122,031)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services provided	Peru	-	11,966,790	141,190
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services received	Peru	(523,969)	-	-
Foreign	Endesa Generación S.A.	Common control	Fuel consumption	Spain	(15,030,911)	(30,318,202)	(47,540,061)
Foreign	Endesa Generación S.A.	Common control	Commodity derivatives	Spain	(2,144,063)	(2,521,138)	-
Foreign	Endesa Generación S.A.	Common control	Services received	Spain	(23,329)	-	-
Foreign	Endesa Generación S.A.	Common control	Services provided	Spain	-	17,157	-
Foreign	Empresa de Energía de Piura S.A.	Common control	Energy sales	Peru	320,120	67,108	856,559
Foreign	Empresa de Energía de Piura S.A.	Common control	Energy purchase	Peru	(2,337,992)	(2,879,068)	(141,984)
Foreign	Empresa de Energía de Piura S.A.	Common control	Services provided	Peru	608,437	264,024	(726,425)
Foreign	Empresa de Energía de Piura S.A.	Common control	Services received	Peru	(192)	-	137,866
Foreign	Empresa de Energía de Piura S.A.	Common control	Loans	Peru	(27,502)	-	-
Foreign	Generalima S.A.	Common control	Services provided	Peru	151,907	3,126,444	1,826,218
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Enectricity tolls	Colombia	(1,076,426)	(1,055,225)	(883,691)
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Energy sales	Colombia	4,239,620	3,230,442	9,145,949
76.788.080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	3,260,734	2,671,120	2,808,698
76.788.080-4	GNL Quintero S.A.	Associate	Services provided	Chile	650,390	956,854	835,543
76.788.080-4	GNL Quintero S.A.	Associate	Enectricity tolls	Chile	151,088	47,263	-
Foreign	Compañía de Transmisión del Mercosur S.A.	Common control	Enectricity tolls	Argentina	(811,173)	(805,099)	(1,036,437)
96.806.130-5	Electrogas S.A.	Associate	Gas tolls	Chile	(3,296,956)	(3,409,581)	(2,734,877)
96.806.130-5	Electrogas S.A.	Associate	Fuel consumption	Chile	(952,044)	(434,289)	(428,555)
76.418.940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(123,964,573)	(114,115,041)	(60,095,868)
76.418.940-K	GNL Chile S.A.	Associate	Loans	Chile	81,749	58,169	40,124
76.418.940-K	GNL Chile S.A.	Associate	Gas transportation	Chile	(52,195,582)	(39,638,398)	(34,796,720)
76.418.940-K	GNL Chile S.A.	Associate	Services provided	Chile	54,377	56,042	769,402
76.107.186-6	ICT Servicios informáticos Ltda.(*)	Common control	Services received	Chile	(826,358)	(954,995)	(1,090,847)
76.107.186-6	ICT Servicios informáticos Ltda.(*)	Common control	Services provided	Chile	17,780	14,419	14,936
79.913.810-7	Inmobiliaria Manso de Velasco S.A.	Common control	Services provided	Chile	-	5,526	2,939

					For the years ended
Taxpayer ID No. (RUT)	Company	Relationship	Description of Transaction	Country	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy sales	Chile	286,833	942,615	356,056
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy purchase	Chile	(5,713,909)	(8,117,834)	(6,119,652)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Services provided	Chile	2,292	6,433	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Enectricity tolls	Chile	(61,307)	(152,045)	225,833
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Common control	Energy sales	Chile	-	34,008	(65,184)
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Common control	Energy purchase	Chile	-	(3,805)	-
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Common control	Services provided	Chile	-	-	(44,504)
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Common control	Enectricity tolls	Chile	-	(12,399)	1,036,437
Foreign	Companhía Interconexao Energética S.A.	Common control	Enectricity tolls	Brasil	811,173	805,099	-
Foreign	Enel Iberoamérica SRL	Parent	Services received	Spain	(363,777)	(722,172)	(396,540)
76.652.400-1	Centrales Hidroeléctricas de Aysén S.A.	Associate	Loans	Chile	(9,322)	-	46,444
76.652.400-1	Centrales Hidroeléctricas de Aysén S.A.	Associate	Services provided	Chile	-	23,891	10,281
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Associate	Enectricity tolls	Chile	(1,473,974)	(1,378,743)	(1,243,417)
76.014.570-K	Gas Atacama Chile S.A. (**)	Joint Venture	Energy purchase	Chile	-	(3,322,616)	(9,295,172)
76.014.570-K	Gas Atacama Chile S.A. (**)	Joint Venture	Gas transportation	Chile	-	(7,764,442)	(20,937,075)
76.014.570-K	Gas Atacama Chile S.A. (**)	Joint Venture	Loans	Chile	-	229,609	489,864
76.014.570-K	Gas Atacama Chile S.A. (**)	Joint Venture	Energy sales	Chile	-	1,858,318	95,845
76.014.570-K	Gas Atacama Chile S.A. (**)	Joint Venture	Services received	Chile	-	(5,487)	(219,671)
Foreign	PH Chucas S.A.	Common control	Services provided	Costa Rica	1,188,564	-	236,173
Foreign	Central Dock Sud S.A.	Common control	Services provided	Argentina	3,383	2,442	3,091
Foreign	Endesa Energía S.A.	Common control	Gas sales	Spain	14,604,841	-	21,397,171
Foreign	Endesa Energía S.A.	Common control	Services provided	Spain	226,509	-	51,722
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Energy purchase	Chile	(502,332)	(5,141,673)	(1,148,051)
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Energy sales	Chile	153,158	-	-
Foreign	Enel Ingegneria & Ricerca	Common control	Services received	Italy	(2,140,170)	(437,196)	(573,929)
96.764.840-k	Construcciones y Proyectos Los Maitenes S.A.	Common control	Services provided	Chile	-	9,305	-
Foreign	Enel Trade S.p.A	Common control	Commodity derivatives	Italy	(833,366)	-	-
Foreign	Enel Trade S.p.A	Common control	Services received	Italy	(216,437)	-	-
Foreign	Enel Trade S.p.A	Common control	Services provided	Italy	-	3,222	-
Foreign	Endesa Spain S.A.	Common control	Services received	Spain	(74,767)	-	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy purchase	Chile	(26,456,123)	-	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy sales	Chile	217,448	-	-
76.052.206-6	Parque Eólico Valle de los Vientos SA	Common control	Energy purchase	Chile	(14,929,463)	-	-
76.052.206-6	Parque Eólico Valle de los Vientos SA	Common control	Energy sales	Chile	670,035	-	-
76.321.458-3	Almeyda Solar S.P.A	Common control	Energy purchase	Chile	(289,186)	-	-
76.321.458-3	Almeyda Solar S.P.A	Common control	Energy sales	Chile	87,080	-	-
Foreign	Compania Energetica Veracruz S.A.C.	Common control	Services provided	Peru	1,058,037	-	-
Foreign	Enel Produzione S.p.A.	Common control	Services received	Italy	(403,404)	-	-
Foreign	Enel Latinoamercia	Parent	Services received	Spain	(89,075)	-	-
Foreign	Enel S.p.A	Parent	Services received	Italy	(1,166,150)	-	-
Foreign	Inversiones Distrilima	Common control	Loans	Peru	(1,747)	-	-
					231,835,882	195,589,794	227,811,021

(*) On December 31, 2014 Inmobiliaria Manso de Velasco S.A. was merged with ICT Servicios Informáticos Ltda., the latter being the legal successor company under the name Servicios Informáticos e Inmobiliarios Ltda.

(**) See Notes 2.4.1 and 6.

Transfers of short-term funds between related parties are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 day terms, with automatic rollover for the same periods and amortization in line with cash flows.

10.2	Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of nine members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of December 31, 2015 was elected at the Ordinary Shareholders’ Meeting held on April 27, 2015. The current Chairman, Vice-Chairman and Secretary of the Board were designated at a Board meeting held on the same date, and the appointment of new directors was made to replace those who had resigned during the period.

a)	Accounts receivable and payable and other transactions

●	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

●	Other transactions

No transactions other than transactions in the normal course of business-electricity supply have taken place between the Company and the members of the Board of Directors and key management personnel.

b)	Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Endesa Chile. The methodology to determining the compensation, described below, was established at the 2015 Annual Shareholders Meeting of Endesa Chile.The remuneration breaks down as follows:

a)	174 UF as a fixed monthly fee, and

b)	84 UF per diem for each Board meeting attended.

Both fees are 100% higher for the Chairman and 50% higher for the Vice Chairman.

If any Director of the Company is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which the Company has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers the Company and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of the Group.

Directors’ Committee

Each Directors Committee member receives 58 UF monthly as a fixed payment for the meeting and 28 UF for each session attended with an unlimited number of sessions.

At the 2015 Annual Shareholders Meeting of Endesa Chile the amendment was approved to modify the remuneration methodology of the Board of Directors adopted at the 2014 Annual Shareholders Meeting. This amendment eliminates the limit of 12 remunerated sessions per year and establishes the fixed monthly payment of 58 UF for each session which had assisted in the aforementioned period mentioned above the limit of 12 sessions.

The enactment of Law No. 20,382 on improved Corporate Governance resulted in the merger of the Directors’ Committee and the Audit Committee.

The following tables show details of the compensation paid to the members of the Board of Directors for the years ended December 31, 2015, 2014 and 2013:

Name	Position	For the year ended 12-31-2015
		Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors Committee ThCh$
Enrico Viale (1)(8)	Chairman	01/01/15 to 12/31/15	-	-	-
Ignacio Mateo Montoya (2)(8)	Vice Chairman	01/01/15 to 12/31/15	-	-	-
Francesco Buresti (8)	Director	01/01/15 to 12/31/15	-	-	-
Felipe Lamarca Claro	Director	01/01/15 to 12/31/15	91,432	-	32,038
Enrique Cibié Bluth	Director	01/01/15 to 12/31/15	91,432	-	32,038
Susana Carey Claro (3)(6)	Director	01/01/15 to 04/27/15	18,065	-	7,336
Isabel Marshall Lagarrigue (4)	Director	01/01/15 to 12/31/15	91,432	-	-
Vittorio Vagliasindi (5)(8)	Director	01/01/15 to 12/31/15	-	-	-
Alfredo Arahuetes García (6)	Director	01/01/15 to 04/27/15	18,065	-	-
Jorge Atton Palma (7)	Director	04/27/15 to 12/31/15	73,366	-	24,454
Francesca Gostinelli (7)(8)	Director	04/27/15 to 12/31/15	-	-	-

TOTAL			383,792	-	95,866

Name		For the year ended 12-31-2014
	Position	Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors Committee ThCh$
Jorge Rosenblut Ratinoff (1)	Chairman	01/01/14 to 11/04/14	92,967	-	-
Paolo Bondi (2)(8)	Vice Chairman	01/01/14 to 11/04/14	-	-	-
Enrico Viale (1)(8)	Chairman	11/04/14 to 12/31/14	-	-	-
Ignacio Mateo Montoya (2)(8)	Vice Chairman	11/04/14 to 12/31/14	-	-	-
Francesco Buresti (8)	Director	01/01/14 to 12/31/14	-	-	-
Vittorio Corbo (4)	Director	01/01/14 to 07/28/14	32,446	-	-
Jaime Bauzá Bauzá (3)	Director	01/01/14 to 11/04/14	42,235	-	14,624
Felipe Lamarca Claro	Director	01/01/14 to 12/31/14	54,383	-	17,321
Alfredo Arahuetes García (6)	Director	01/01/14 to 12/31/14	55,970	-	-
Enrique Cibié Bluth	Director	01/01/14 to 12/31/14	55,970	-	17,321
Susana Carey Claro (3)(6)	Director	11/04/14 to 12/31/14	9,486	-	4,121
Isabel Marshall Lagarrigue (4)	Director	11/04/14 to 12/31/14	9,486	-	-
Manuel Morán Casero (5)(8)	Director	01/01/14 to 11/04/14	-	-	-
Vittorio Vagliasindi (5)	Director	11/04/14 to 12/31/14	-	-	-

TOTAL			352,943	-	53,387

Name		For the year ended 12-31-2013
	Position	Period in Position	Endesa Board ThCh$	Board of Subsidiaries ThCh$	Directors Committee ThCh$
Jorge Rosenblut Ratinoff (1)	Chairman	01/01/13 to 12/31/13	98,197	-	-
Paolo Bondi (2)(8)	Vice Chairman	01/01/13 to 12/31/13	-	-	-
Francesco Buresti (8)	Director	01/01/13 to 12/31/13	-	-	-
Vittorio Corbo (4)	Director	01/01/13 to 12/31/13	49,099	-	-
Jaime Bauza Bauza (3)	Director	01/01/13 to 12/31/13	49,099	-	15,451
Felipe Lamarca Claro	Director	01/01/13 to 12/31/13	49,099	-	15,451
Alfredo Arahuetes García (6)	Director	01/01/13 to 12/31/13	49,099	-	-
Enrique Cibié Bluth	Director	01/01/13 to 12/31/13	49,099	-	15,451
Manuel Morán Casero (5)(8)	Director	01/01/13 to 12/31/13	-	-	-

TOTAL			343,692	-	46,353

(1)	Mr. Enrico Viale became Chairman on November 4, 2014, replacing Jorge Rosenblut Ratinoff.
(2)	Mr. Ignacio Mateo Montoya became Vice-Chairman on November 4, 2014 replacing Paolo Bondi.
(3)	Ms. Susana Carey Claro became a Director on November 4, 2014, replacing Jaime Bauzá Bauzá.
(4)	Ms. Isabel Marshall Lagarrigue became a Director on November 4, 2014, replacing Vittorio Corbo, who served on the Endesa Chile Board of Directors until July 28, 2014.
(5)	Mr. Vittorio Vagliasindi became a Director on November 4, 2014 replacing Manuel Morán Casero.
(6)	Ms. Susana Carey Claro and Mr. Alfredo Arahuetes García, served on the Endesa Chile Board of Directors until April 27, 2015.
(7)	Ms. Francesca Gostinelli and Mr. Jorge Atton Palma became Directors on April 27, 2015.
(8)

Mr. Enrico Viale, Ignacio Mateo Montoya, Francesco Buresti, Vittorio Vagliasindi, Paolo Bondi, Manuel Morán Casero y Francesca Gostinelli waived their fees and allowances due as Endesa Chile Directors.

For additional information see note 39.4).

c)	Guarantees established by the Company in favor of the Directors

No guarantees have been granted to the Directors.

10.3	Compensation for Endesa Chile executives

a)	Compensation received by key management personnel

Chilean ID No. (RUT)	Company Executives
	Name	Position
24.789.926-K	Valter Moro	Chief Executive Officer
22.357.225-1	Ramiro Alfonsin Balza (1)	Deputy Chief Executive Officer and Chief Financial Officer
12.403.710-7	Juan Fernando La Fuente Vila	Planning and Control Officer
24.332.937-K	Federico Polemann	Human Resources Officer
7.776.718-5	Luis Ignacio Quiñones Sotomayor	Fiscal
10.603.713-2	María Teresa González Ramírez	Community Relations and Communications Officer
11.629.179-7	Humberto Espejo Paluz (2)	Marketing and Trading Officer
13.191.190-4	Claudio Helfmann Soto (3)	Business Development Officer
11.565.097-1	Bernardo Canales Fuenzalida (4)	Engineering and Construction Officer

(1) On February 26, 2015, Ramiro Alfonsin Balza, who at the time was serving as Deputy Chief Executive Officer, additionally became a Chief Financial Officer, replacing Mr. Fernando Gardeweg Ried, who resigned on the same date.

(2) Mr. Humberto Espejo Paluz took became Marketing and Trading Officer on February 26, 2015, replacing Mr. José Venegas Maluenda, who as mutually agreed with the Company resigned on January 31, 2015.

(3) Mr. Claudio Helfmann Soto became Business Development Officer on February 26, 2015.

(4) Mr. Bernardo Canales Fuenzalida became Engineering and Construction Officer on February 26, 2015.

(*) Mr. Sebastián Fernández Cox, who held the position of Energy Planning Officer, resigned on January 8, 2015.

(*) Mr. Fernando Prieto Plaza, who held the position of Engineering, Projects and R&D and Innovation Officer, as mutually agreed with the Company resigned on January 31, 2015.

(*) Mr. Paulo Jorge Domingues Dos Santos, who held the position of Regional Electricity Production Officer, resigned on February 26, 2015.

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

The compensation of key management personnel for the years ended December 31, 2015, 2014 and 2013 is detailed as follows:

	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Cash compensation	1,581,984	2,144,848	2,072,023
Short-term benefits for employees	460,027	730,281	629,114
Other long-term benefits	695,840	519,990	1,000,792

TOTAL	2,737,851	3,395,119	3,701,929

b)	Guarantees established by the Company in favor of Endesa Chile’s executives

No guarantees have been granted to Endesa Chile’s executives.

10.4	Compensation plans linked to share price

There are no compensation plans linked to the share price.

11.	INVENTORIES

As of December 31, 2015 and 2014, this caption is composed of the following:

Classes of Inventories	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$

Supplies for Production	17,838,254	36,493,097
Gas	3,882,410	1,407,285
Oil	3,183,800	13,587,203
Coal	10,772,044	21,498,609
Supplies for projects and spare parts	18,917,155	29,278,024

Total	36,755,409	65,771,121

As of December 31, 2015 and 2014, there were no inventories pledged as collateral to hedge any liability.

For the year ended December 31, 2015, the amount for raw materials and consumables recognized as fuel consumption for continuing operations was ThCh$ 327,502,996 (ThCh$ 305,479,173 and ThCh$ 211,612,174 for the years ended December 31, 2014 and 2013, respectively). See Note 26.

As of December 31, 2015 and 2014, no inventories have been written down due to obsolesce or impairment.

12.	CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2015 and 2014 is as follows:

Tax Receivables	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$

Monthly provisional tax payments	12,656,076	13,423,607
VAT tax credit	-	21,113,943
Tax credit for absorbed profits	9,597	11,110,824
Tax credit for training expenses	22,000	218,000
Minimum presumed income	1,095	-
Other	2,168,694	1,424,201

Total	14,857,462	47,290,575

The detail of current tax payables as of December 31, 2015 and 2014 is as follows:

Tax Payables	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$

Income tax	14,484,736	94,391,510
Other	-	824

Total	14,484,736	94,392,334

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

13.1	Investments accounted for using the equity method

a)	The following tables present the changes in investments accounted for with the equity method as of December 31, 2015 and 2014:

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1-1-2015	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Balance as of 12-31-2015	Negative Equity Provision	Transferred to assets held for distribution to owners	Balance as of 12-31-2015
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Electrogas S.A.	Associate	Chile	U.S. dollar	42.5000	10,777,659	-	5,121,427	(4,398,423)	1,120,074	(577,863)	12,042,874	-	-	12,042,874
GNL Quinteros S.A.	Associate	Chile	U.S. dollar	20.0000	15,198,935	-	4,534,344	(4,449,179)	1,852,923	-	17,137,023	-	-	17,137,023
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.3300	1,818,168	-	495,389	-	348,472	-	2,662,029	-	-	2,662,029
Centrales Hidroeléctricas de Aysén S.A. (3)	Joint venture	Chile	Chilean peso	51.0000	6,144,557	2,550,000	(2,414,264)	-	-	-	6,280,292	-	-	6,280,292
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.0000	6,426,004	-	1,168,149	-	-	-	7,594,153	-	-	7,594,153
Enel Brasil S.A. (1)	Associate	Brazil	Brazilian real	38.6367	538,876,929	-	36,473,505	(16,467,640)	(112,807,060)	(1,893,133)	444,182,602	-	(444,182,602)	-
Endesa Cemsa S.A.	Associate	Argentina	Argentine peso	45.0000	1,979,132	-	(820,910)	-	(281,870)	-	876,352	-	(876,352)	-
Distrilec Inversora S.A. (4) y (5)	Associate	Argentina	Argentine peso	0.8875	-	-	497,609	-	(36,875)	(4,306)	456,428	(315,634)	(140,794)	-
Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	24.1760	-	8,623	1,336,702	(585,303)	(171,618)	-	588,404	-	(588,404)	-
Central Termica San Martin	Associate	Argentina	Argentine peso	24.1760	-	8,623	1,192,755	(502,124)	(157,897)	-	541,357	-	(541,357)	-
Central Vuelta Obligada S.A.	Associate	Argentina	Argentine peso	34.5000	-	12,213	-	-	(2,758)	-	9,455	-	(9,455)	-

				TOTAL	581,221,384	2,579,459	47,584,706	(26,402,669)	(110,136,609)	(2,475,302)	492,370,969	(315,634)	(446,338,964)	45,716,371

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1-1-2014	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2014	Negative Equity Provision	Balance as of 12-31-2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Electrogas S.A.	Associate	Chile	U.S. dollar	42.5000	9,682,324	-	4,456,124	(4,239,280)	847,016	31,475	-	10,777,659	-	10,777,659
Enel Brasil S.A. (1)	Associate	Brazil	Brazilian real	38.6367	543,713,349	-	62,181,301	(75,642,378)	10,619,850	(1,995,193)	-	538,876,929	-	538,876,929
GNL Quinteros S.A.	Associate	Chile	U.S. dollar	20.0000	4,797,508	-	3,541,883	(6,897,599)	311,747	13,445,396	-	15,198,935	-	15,198,935
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.3300	559,615	-	1,099,143	-	159,410	-	-	1,818,168	-	1,818,168
Inversiones GasAtacama Holding Ltda. (2)	Joint venture	Chile	U.S. dollar	50.0000	123,627,967	-	3,053,468	-	8,919,247	-	(135,600,682)	-	-	-
Centrales Hidroeléctricas de Aysén S.A. (3)	Joint venture	Chile	Chilean peso	51.0000	69,684,864	3,315,000	(66,855,307)	-	-	-	-	6,144,557	-	6,144,557
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.0000	6,073,897	-	352,107	-	-	-	-	6,426,004	-	6,426,004
Endesa Cemsa S.A.	Associate	Argentina	Argentine peso	45.0000	2,400,103	-	(153,554)	-	(267,417)	-	-	1,979,132	-	1,979,132
Distrilec Inversora S.A. (4) y (5)	Associate	Argentina	Argentine peso	0.8875	141,706	-	(429,336)	-	(24,724)	(3,280)	-	(315,634)	315,634	-

				TOTAL	760,681,333	3,315,000	7,245,829	(86,779,257)	20,565,129	11,478,398	(135,600,682)	580,905,750	315,634	581,221,384

(1) Change in legal name on December 12, 2014 from Endesa Brasil S.A. to Enel Brasil S.A.

(2) In April 2014, the company Inversiones GasAtacama Holding Ltda. began to be consolidated (see Notes 2.4.1, and 6).

(3) Loss recognized in 2014 includes a provision for impairment of ThCh$ 69,066,857 as a result of uncertainty over the recoverability of the investment (See Note 34.5).

(4) Balances of negative equity reserves are presented in Other non-current financial liabilities.

(5) Significant influence is exercised through the Enersis (Endesa Chile’s parent) 51.5% ownership of Distrilec Inversora S.A.

(*) The share of profit (loss) for continuing operations of Empresa Nacional de Electricidad S.A. amounted to ThCh$ 8,905,045, ThCh$ 54,413,310 and ThCh $ 24,309,344 for the years ended December 31, 2015, 2104 and 2013, respectively.

b)	As of December 31, 2015 and 2014, no significant changes in ownership interest in our investment associates had occurred.

13.2	Additional financial information on investments in associated companies

The following tables show financial information as of December 31, 2015 and 2014 from the financial statements of the investments in associates where the Group has significant influence:

Investments with Significant Influence	As of and for the year ended December 31, 2015
	Ownership Interest, %	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

GNL Quintero S.A.	20.00%	154,169,202	679,246,875	22,104,679	725,626,283	130,540,774	(107,869,054)	22,671,720	9,264,617	31,936,337

Electrogas S.A.	42.50%	9,800,478	46,815,192	12,191,561	16,087,931	23,546,048	(10,624,229)	12,921,819	1,275,795	14,197,614

GNL Chile S.A.	33.33%	73,289,529	19,843,392	59,207,958	25,938,077	655,759,390	(654,273,074)	1,486,316	1,045,519	2,531,835

Endesa Cemsa S.A.	45.00%	22,954,619	91,195	21,098,368	-	2,269,586	(4,093,829)	(1,824,243)	(626,380)	(2,450,623)

Enel Brasil S.A.	38.64%	796,102,019	1,994,170,371	653,756,271	725,006,818	2,016,488,835	(1,898,139,782)	118,349,053	(370,529,946)	(252,180,893)

Distrilec Inversora S.A.	0.89%	587,602	-	648,086	51,369,880	56,070,768	-	56,070,768	(9,439,319)	46,631,449

Investments with Significant Influence	As of and for the year ended December 31, 2014

	Ownership Interest, %	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

GNL Quintero S.A.	20.00%	98,325,654	597,812,711	20,036,542	600,107,009	117,435,890	(88,392,142)	17,709,423	68,785,714	86,495,137

Electrogas S.A.	42.50%	6,085,889	43,289,210	10,076,915	13,938,983	19,635,597	(8,891,705)	10,484,998	2,067,038	12,552,036

GNL Chile S.A.	33.33%	73,425,419	81,983	64,329,604	3,723,224	732,138,386	(728,840,589)	3,297,797	478,277	3,776,074

Endesa Cemsa S.A.	45.00%	28,225,495	873,712	24,701,137	-	1,280,939	(1,622,171)	(341,232)	(594,259)	(935,491)

Enel Brasil S.A.	38.64%	754,829,591	2,402,919,071	481,334,130	959,822,163	2,269,559,959	(2,058,056,356)	211,503,603	23,085,739	234,589,342

Distrilec Inversora S.A.	0.89%	759,186	-	823,444	35,501,499	-	(48,377,741)	(48,377,741)	-	(48,377,741)

None of our associates have published price quotations.

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

13.3	Additional financial information on investments in joint ventures

The following tables present information from the financial statements of the principle joint ventures of Empresa Nacional de Electricidad S.A. as of December 31, 2015 and 2014:

	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
Ownership Interest	51.00%	51.00%	50.00%	50.00%
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$

Total current assets	502,938	485,966	4,870,520	4,426,445
Total non-current assets	15,159,321	15,026,706	12,228,334	11,420,593
Total current liabilities	3,290,947	3,419,214	463,983	1,159,095
Total non-current liabilities	56,685	45,348	1,674,416	1,835,937
Cash and cash equivalents	428,440	319,670	4,457,803	3,930,814

Revenues	-	-	2,099,517	2,672,950
Depreciation and amortization expense	-	(52,978)	(529,169)	(738,927)
Impairment losses	-	(131,894,113)	-	-
Interest income	20,009	479,518	1,652,413	88,597
Income tax expense	(8,586)	-	(496,978)	(205,839)
Gains (losses)	(4,733,482)	(136,325,281)	2,108,449	1,170,102
Comprehensive income	(4,733,482)	(136,325,281)	2,108,449	1,170,102

- Additional information related to discontinued operations

i)	Ampla Energía E Serviços S.A. (Ampla) and Compañía Energética Do Ceará S.A. (Coelce) (subsidiaries of our associate Enel Brasil S.A.)

On September 11, 2012, the Brazilian Government issued Provisional Resolution No. 579. This provisional resolution, which became definitive on January 13, 2013, directly affects companies dealing with concessions of generation, transmission and distribution of electricity, among others Ampla and Coelce (subsidiaries of our associate Enel Brasil S.A.). In accordance with this legal provision, the Government in its capacity as grantor shall use the New Replacement Value (NRV) for the calculation of the value of investments linked to reversible assets, which will be paid to the concessionaires as a compensation for assets that have not been written up at the end of the concession period.

These new circumstances changed the approach for classification and valuation of the compensation amounts, expected at the end of the concession period, which subsidiaries report to our associate. Previously, following the historical cost of the investment approach, these amounts were recognized as accounts receivable. Currently, calculated based on NRV, these amounts are classified as available-for-sale financial assets. Considering the above, the amounts that Ampla and Coelce expect to receive at the end of the concession period were re-estimated, resulting in increase as of December 31, 2015 of asset and recognition of financial income for ThCh$ 61,136,882, which led to increase of ThCh$ 13,848,637 at the level of Empresa Nacional de Electricidad S.A. (as of December 31, 2014 decrease of assets and recognition of financial costs for ThCh$ 68,728,638, which led to decrease of ThCh$ 13,099,670 on the level of Empresa Nacional de Electricidad S.A.). Share of profit and losses of Enel Brasil were classified as profit after tax for the year from discontinued operations (see Note 4.1).

-       Restrictions on funds transfers from associated companies

Enel Brasil must comply with certain financial ratios or covenants that require a minimum level of equity and restrict the transferring of assets to its owners. The Company’s ownership interest in Enel Brasil’s restricted net assets as of December 31, 2015 totaled ThCh$ 100,594,399.

As of December 31, 2015 investment in Enel Brasil was classified as non-current assets and disposal groups held for distribution to owners (see Note 4.1).

13.4	Commitments and contingencies

As of December 31, 2015 and 2014 associated companies and joint ventures did not have significant commitments and contingencies.

14.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2015 and 2014 are detailed as follows:

Intangible Assets, Net	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$

Development costs	-	5,666,572
Easements and water rights	8,052,525	31,781,522
Patents, registered trademarks and other rights	-	1,514,216
Computer software	12,373,049	12,995,648
Other identifiable intangible assets	479,852	493,875
Total	20,905,426	52,451,833
Intangible Assets, Gross	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$

Development costs	-	8,192,203
Easements and water rights	8,634,831	38,543,363
Patents, registered trademarks and other rights	-	2,662,312
Computer software	25,214,814	25,534,402
Other identifiable intangible assets	479,852	6,304,197
Total	34,329,497	81,236,477
Accumulated Amortization and Impairment	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$

Development costs	-	(2,525,631)
Easements and water rights	(582,306)	(6,761,841)
Patents, registered trademarks and other rights	-	(1,148,096)
Computer software	(12,841,765)	(12,538,754)
Other identifiable intangible assets	-	(5,810,322)
Total	(13,424,071)	(28,784,644)

The reconciliation of the carrying amounts of intangible assets for the years ended December 31, 2015 and 31, 2014 is as follows:

Changes in Intangible Assets	Development Costs	Easements and Water Rights	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening Balance as of January 1, 2015	5,666,572	31,781,522	1,514,216	12,995,648	493,875	52,451,833
Changes in identifiable intangible assets
Increases other than those from business combinations	4,181,283	209,063	213,815	3,739,977	-	8,344,138
Increase (decrease) from net foreign exchange differences, net	(747,993)	(1,533,670)	(166,947)	(76,106)	18,464	(2,506,252)
Amortization (*)	-	(872,437)	(530,306)	(1,994,281)	(20,145)	(3,417,169)
Increases (decreases) from transfers and other changes	(2,398,107)	275,065	5,439	224,384	79,875	(1,813,344)
Increases (decreases) from transfers	2	275,419	5,439	(5,439)	(275,421)	-
Increases (decreases) from other changes	(2,398,109)	(354)	-	229,823	355,296	(1,813,344)

Disposals and withdrawals from service	(949,049)	(80,000)	-	(41,042)	-	(1,070,091)
Withdrawals from service	(949,049)	-	-	(41,042)	-	(990,091)
Disposals	-	(80,000)	-	-	-	(80,000)
Classified as held for distribution to owners	(5,752,706)	(21,727,018)	(1,036,217)	(2,475,531)	(92,217)	(31,083,689)
Total changes in identifiable intangible assets	(5,666,572)	(23,728,997)	(1,514,216)	(622,599)	(14,023)	(31,546,407)

Closing Balance as of December 31, 2015	-	8,052,525	-	12,373,049	479,852	20,905,426

(*)	Amortization for the continuing operations for the year ended December 31, 2015, 2014 and 2013 was ThCh$ 1,498,864, ThCh$ 2,990,986 and ThCh$ 2,580,352, respectively. See Note 28.

Increases other than those from business combinations of intangible assets related to continuing operations of Empresa Nacional de Electricidad S.A. amounted to ThCh$ 3,025,400 for the year ended December 31, 2015. In addition, amortization of intangible assets related to continuing operations amounted to ThCh$ 1,498,864, ThCh$ 2,990,986 and ThCh$ 2,580,352 for the years ended December 31, 2015, 2014 and 2013, respectively (see Notes 4.1 and 28).

Changes in Intangible Assets	Development Costs	Easements and Water Rights	Concessions	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening Balance as of January 1, 2014	7,365,667	28,962,374	7,247,556	1,824,734	7,876,555	2,771,659	56,048,545
Changes in identifiable intangible assets
Increases other than those from business combinations	1,990,879	1,778,162	-	280,380	5,355,491	-	9,404,912
Increase (decrease) from net foreign exchange differences, net	(311,518)	(431,185)	(3,305)	(91,295)	(11,790)	125,942	(723,151)
Amortization (*)	(2,734,208)	(1,272,127)	(2,564,216)	(613,665)	(850,304)	(7,207)	(8,041,727)
Increases (decreases) from transfers and other changes	(530,532)	2,744,298	(275,420)	(5,381)	628,545	(2,396,519)	164,991
Increases (decreases) from transfers	-	(557,131)	-	(5,381)	562,512	-	-
Increases (decreases) from other changes	(530,532)	3,301,429	(275,420)	-	66,033	(2,396,519)	164,991

Disposals and withdrawals from service	(113,716)	-	-	119,443	(2,849)	-	2,878
Withdrawals from service	(113,716)	-	-	-	(2,849)	-	(116,565)
Disposals	-	-	-	119,443	-	-	119,443
Classified as held for sale	-	-	(4,404,615)	-	-	-	(4,404,615)
Total changes in identifiable intangible assets	(1,699,095)	2,819,148	(7,247,556)	(310,518)	5,119,093	(2,277,784)	(3,596,712)

Closing Balance as of December 31, 2014	5,666,572	31,781,522	-	1,514,216	12,995,648	493,875	52,451,833

(*)	Amortization for the continuing operations for the year ended December 31, 2015, 2014 and 2013 was ThCh$ 1,498,864, ThCh$ 2,990,986 and ThCh$ 2,580,352, respectively. See Note 28.

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recognized as of December 31, 2015 (see Note 3.d).

As of December 31, 2015 and 2014 the Company does not have significant intangible assets with an indefinite useful life.

15.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes for the years ended December 31, 2015 and 2014:

Company	Cash-Generating Unit	Balance as of 1-1-2015	Foreign Currency Exchange Differences	Transferred to assets held for distribution to owners	Balance as of 12-31-2015
		ThCh$	ThCh$	ThCh$	ThCh$
Inversiones GasAtacama Holding Ltda. (*)	Inversiones Gasatacama Holding Ltda.	20,204,251	-	-	20,204,251
Cía. Eléctrica Tarapacá S.A.	Generación Chile	4,656,105	-	-	4,656,105
Edegel S.A.A.	Edegel S.A.A.	88,241,040	2,351,245	(90,592,285)	-
Empresa Generadora de Energía Eléctrica S.A.	Emgesa S.A.E.S.P.	4,886,064	(600,606)	(4,285,458)	-
Hidroeléctrica El Chocón S.A.	Hidroeléctrica El Chocón S.A.	7,622,438	(1,799,525)	(5,822,913)	-

Total		125,609,898	(48,886)	(100,700,656)	24,860,356

Company	Cash-Generating Unit	Balance as of 1-1-2014	Increases from Business Combinations	Foreign Currency Exchange Differences	Balance as of 12-31-2014
		ThCh$	ThCh$	ThCh$	ThCh$
Inversiones GasAtacama Holding Ltda. (*)	Inversiones Gasatacama Holding Ltda.	-	18,737,737	1,466,514	20,204,251
Cía. Eléctrica Tarapacá S.A.	Generación Chile	4,656,105	-	-	4,656,105
Edegel S.A.A.	Edegel S.A.A.	81,661,135	-	6,579,905	88,241,040
Empresa Generadora de Energía Eléctrica S.A.	Emgesa S.A.E.S.P.	5,213,756	-	(327,692)	4,886,064
Hidroeléctrica El Chocón S.A.	Hidroeléctrica El Chocón S.A.	8,565,202	-	(942,764)	7,622,438

Total		100,096,198	18,737,737	6,775,963	125,609,898
(*) See Note 6.d and Apendix 1.

The origin of goodwill is detailed below:

a)	Continuing operations

1.	Inversiones GasAtacama Holding Ltda.

On April 22, 2014, Endesa Chile purchased the 50% interest in Inversiones GasAtacama Holding Ltda. held by Southern Cross Latin America Private Equity Fund III L.P. at that time (see Notes 2.4.1, 6.d and 13).

2.	Empresa Eléctrica Pangue S.A.

On July 12, 2002, Endesa Chile acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder Internacional Finance Corporation (IFC).

On May 2, 2012, Empresa Eléctrica Pangue S.A. merged with Compañía Eléctrica San Isidro S.A.; which was merged with Endesa Eco S.A. on September 1, 2013; which was merged with Compañía Eléctrica de Tarapacá S.A. on November 1, 2013; it is the latter company that legally continues to exist.

3.	Compañía Eléctrica San Isidro S.A.

On August 11, 2005, Endesa Chile acquired social rights of Inversiones Lo Venecia Ltda., which hold as an only asset 25% stake in the company San Isidro S.A.

On September 1, 2013 the company San Isidro S.A. was merged with Endesa Eco S.A., the latter being the legal successor company.

On November 1, 2013 Endesa Eco S.A. was merged with Compañía Eléctrica de Tarapacá S.A., the latter being the legal successor company.

b)	Discontinued operations

1.	Hidroeléctrica El Chocón S.A.

On August 31, 1993, the Group acquired 59% of Hidroeléctrica El Chocón in an international public bidding process held by the Argentine government.

2.	Edegel S.A.A.

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, the Group acquired an additional 29.3974% interest in Edegel S.A.A.

3.	Empresa Generadora de Energía Eléctrica S.A (Emgesa)

On October 23, 1997, the Group, together with Endesa Spain, bought 48.5% of Generadora de Electricidad Emgesa de Santa Fé de Bogotá in Colombia. The purchase was made in an international public bidding process held by the Colombian government.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of December 31, 2015 and 2014 (see Note 3.b).

16.	PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant, and equipment as of December 31, 2015 and 2014:

Classes of Property, Plant and Equipment, Net	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$

Construction in progress	511,700,683	1,187,912,827
Land	51,375,538	59,924,326
Buildings	10,394,207	22,025,921
Plant and equipment	2,109,572,014	3,868,224,748
Fixtures and fittings	26,457,203	35,627,709
Finance leases	20,217,447	56,713,317
Property, plant and equipment, net	2,729,717,092	5,230,428,848

Classes of Property, Plant and Equipment, Gross	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$

Construction in progress	511,700,683	1,187,912,827
Land	51,375,538	59,924,326
Buildings	22,542,374	42,788,328
Plant and equipment	4,452,010,828	7,514,750,306
Fixtures and fittings	87,187,343	84,793,177
Finance leases	28,760,031	79,787,765
Property, plant and equipment, gross	5,153,576,797	8,969,956,729

Classes of Accumulated Depreciation and Impairment of Property, Plant and Equipment	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$

Buildings	(12,148,167)	(20,762,407)
Plant and equipment	(2,342,438,814)	(3,646,525,558)
Fixtures and fittings	(60,730,140)	(49,165,468)
Finance leases	(8,542,584)	(23,074,448)
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(2,423,859,705)	(3,739,527,881)

b)	The detail of, and changes in, property, plant, and equipment for the years December 31, 2015 and 2014 are as follows:

Changes in the year ended December 31, 2015	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2015	1,187,912,827	59,924,326	22,025,921	3,868,224,748	35,627,709	56,713,317	5,230,428,848
Increases other than those from business combinations	564,234,389	50,874,933	126,085	139,715	275,145	168,589	615,818,856
Increase (decrease) from net foreign exchange differences	(62,471,079)	(5,108,866)	(1,757,484)	(183,492,582)	(1,359,443)	901,095	(253,288,359)
Depreciation (*)	-	-	(1,750,734)	(218,184,844)	(5,997,874)	(3,890,602)	(229,824,054)
Reversal of impairment losses recognized in profit or loss (**)	(2,522,445)	-	-	12,655,609	-	-	10,133,164
Increases (decreases) from transfers and other changes	(1,026,969,936)	14,273,553	5,680,711	1,025,604,765	5,980,519	(712,122)	23,857,490
Increases (decreases) from transfers	(1,030,758,049)	3,985,957	341,572	1,026,911,028	3,436,292	(3,916,800)	-
Increases (decreases) from transfers from construction in process	3,788,113	10,287,596	5,339,139	(1,306,263)	2,544,227	3,204,678	23,857,490
Increases (decreases) from other changes	(3,021,358)	-	(679)	(701,220)	(83,731)	(11,051)	(3,818,039)
Disposals and withdrawals from service	-	-	-	(10,367)	(66,114)	(11,051)	(87,532)
Withdrawals	(3,021,358)	-	(679)	(690,853)	(17,617)	-	(3,730,507)
Other increases/decreases	(145,461,715)	(68,588,408)	(13,929,613)	(2,394,674,177)	(7,985,122)	(32,951,779)	(2,663,590,814)
Classified as held for contributions to owners	(676,212,144)	(8,548,788)	(11,631,714)	(1,758,652,734)	(9,170,506)	(36,495,870)	(2,500,711,756)
Total changes	(1,026,969,936)	14,273,553	5,680,711	1,025,604,765	5,980,519	(712,122)	23,857,490
Closing balance as of December 31, 2015	511,700,683	51,375,538	10,394,207	2,109,572,014	26,457,203	20,217,447	2,729,717,092

(*) Depreciation for continuing operations for the years ended December 31, 2015, 2014 and 2013 was ThCh$ 123,336,695, ThCh$ 98,313,923 and ThCh$ 90,060,652, respectively. See Note 28.

(**) Reversal of impairment losses (impairment) recognized in profit or loss for continuing operations for the years ended December 31, 2015, 2014 and 2013 was ThCh$ 10,165,210, ThCh$ (12,581,947) and ThCh$ 0, respectively. See Note 28.

Increase other than those from business combinations of property, plant and equipment related to continuing operations of Empresa Nacional de Electricidad S.A. amounted to ThCh$ 204,350,080 for the year ended December 31, 2015. Moreover, depreciation of property, plant and equipment related to continuing operations amounted to ThCh$ 123,336,694, ThCh$ 98,813,923 and ThCh$ 90,060,652 for the years ended December 31, 2015, 2014 and 2013 (see Notes 4.1 and 28).

Changes in the year ended December 31, 2014	Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2014	870,787,402	56,927,135	20,737,186	3,670,530,303	15,585,705	57,721,214	4,692,288,945
Increases other than those from business combinations	601,694,765	-	-	3,988	550,469	-	602,249,222
Acquisitions through business combinations (***)	10,802,165	3,216,432	-	171,934,311	13,707,483	-	199,660,391
Increase (decrease) from net foreign exchange differences	(49,116,078)	(180,363)	(631,466)	(17,912,049)	1,428,360	2,853,253	(63,558,343)
Depreciation (*)	-	-	(1,301,473)	(189,570,715)	(2,366,179)	(3,861,150)	(197,099,517)
Impairment losses recognized in the profit or loss (*)	-	-	-	(13,770,564)	-	-	(13,770,564)
Increases (decreases) from transfers and other changes	(246,310,557)	74	1,801,536	242,636,252	1,872,695	-	-
Increases (decreases) from transfers	(246,310,557)	74	1,801,536	242,636,252	1,872,695	-	-
Increases (decreases) from transfers from construction in process	(246,310,557)	74	1,801,536	242,636,252	1,872,695	-	-
Disposals and withdrawals from service	-	-	-	(186,817)	(40,632)	-	(227,449)
Withdrawals	-	-	-	(186,817)	(40,632)	-	(227,449)
Other movements
Reclassification as assets held for sale	-	-	-	-	(81,432)	-	(81,432)
Other increases/decreases	55,130	(38,952)	1,420,138	4,560,039	4,971,240	-	10,967,595
Total changes	317,125,425	2,997,191	1,288,735	197,694,445	20,042,004	(1,007,897)	538,139,903
Closing balance as of December 31, 2014	1,187,912,827	59,924,326	22,025,921	3,868,224,748	35,627,709	56,713,317	5,230,428,848

(*) Depreciation for continuing operations for the years ended December 31, 2015, 2014 and 2013 was ThCh$ 123,336,695, ThCh$ 98,313,923 and ThCh$ 90,060,652, respectively. See Note 28.

(**) Reversal of impairment losses (impairment) recognized in profit or loss for continuing operations for the years ended December 31, 2015, 2014 and 2013 was ThCh$ 10,165,210, ThCh$ (12,581,947) and ThCh$ 0, respectively. See Note 28.

(***) See Note 6.c

c)	Principle investments

c.1)	Continuing operations

Material investments in the electricity generation business in Chile include developments in the program to create new capacity, including progress on the construction of the Central Hidroeléctrica Los Cóndores Plant, which will use the resources of the Laguna del Maule and will have approximately 150 MW of installed capacity. The construction involved additions of ThCh$ 111,059,753 for the year ended December 31, 2015 (ThCh$ 61,514,232 and ThCh$ 24,198,078 for the years ended December 31, 2014 and 2013, respectively).

c.2)	Discontinued operations

Material investments in the electricity generation business include developments in the program to create new capacity, including progress on the construction of the El Quimbo Hydroelectric Plant in Colombia with 400 MW of installed capacity and an average annual generation of 2,216 GWh (already completed). The construction involved additions of ThCh$ 287,285,701 for the year ended December 31, 2015 (ThCh$ 175,419,903 and ThCh$ 150,262,546 for the years ended December 31, 2014 and 2013, respectively).

d)	Capitalized costs

d.1)	Capitalized borrowing costs:

Borrowing costs capitalized during the years ended December 31, 2015, 2014 and 2013 amounted to ThCh$ 42,484,720, ThCh$ 41,829,814 and ThCh$ 24,518,935, respectively. Weighted average capitalization rate varied from 9.0% to 108% for the year ended December 31, 2015 (from 7.5% to 10.8% for the year ended December 31, 2014 and from 7.22% to 7.5% for the year ended December 31, 2013).

Borrowing costs capitalized during the years ended December 31, 2015, 2014 and 2013 related to the continuing operations of Empresa Nacional de Electricidad S.A. amounted to ThCh$ 2,221,329, ThCh$ 1,817,283 and ThCh$ 998,984, respectively (see Notes 4.1 and 31).

d.2)	Capitalized personnel expenses:

Personnel expenses directly related to the construction capitalized during the years ended December 31, 2015, 2014 and 2013 amounted to ThCh$ 27,188,477, ThCh$ 29,170,488 and ThCh$ 18,981,922, respectively. Of these amounts, ThCh$ 15,250,810, ThCh $ 16,466,173 and ThCh$ 10,625,755, respectively, relate to continuing operations of Empresa Nacional de Electricidad S.A.

e)	Finance leases

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2015			12-31-2014
	Gross ThCh$	Unearned Interest ThCh$	Present Value ThCh$	Gross ThCh$	Unearned Interest ThCh$	Present Value ThCh$
Less than one year	2,840,639	1,007,567	1,833,072	11,492,537	1,587,086	9,905,451
From one to five years	14,203,200	2,758,773	11,444,427	43,679,052	4,302,450	39,376,602
More than five years	7,897,586	513,553	7,384,033	-	-	-
Total (*)	24,941,425	4,279,893	20,661,532	55,171,589	5,889,536	49,282,053

(*) See Note 18.1.

Leased assets primarily relate to:

-       Continuing operations

Empresa Nacional de Electricidad S.A.: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%. The carrying amount of these leased assets totaled ThCh$ 20,217,448 as of December 31, 2015 (ThCh$ 21,071,706 as of December 31, 2014).

-       Discontinued operations

Edegel S.A.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions BBVA - Banco Continental, Banco de Crédito del Perú, Citibank del Peru, and Banco Internacional del Perú - Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 1.75% as of December 31, 2015 and 2014.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%. The carrying amount of these leased assets totaled ThCh$ 33,533,825 as of December 31, 2015 (ThCh$ 35,641,611 as of December 31, 2014).

f)	Operating leases

The consolidated income statements for the years ended December 31, 2015, 2014 and 2013 include ThCh$ 1,240,625, ThCh$ 2,939,241 and ThCh$ 1,462,256, respectively, related to accrual during these periods of operating lease agreements for material assets in operation from continuing operations.

As of December 31, 2015 and 2014 the total future lease payments under these contracts are as follows:

Future lease payments	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Less than one year	1,764,360	1,661,609
From one to five years	7,361,782	6,850,130
More than five years	8,769,808	8,268,791
Total	17,895,950	16,780,530

g)	Other information related to continuing operations

1.	As of December 31, 2015 and 2014 the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$ 226,793,675 and ThCh$ 89,623,698, respectively.

2.

The Company and its Chilean subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million limit. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a €500 million limit. The premiums associated with these policies are presented proportionally for each company in the caption “Prepaid Expenses”.

3.

The situation of certain assets has changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will be starting up soon. This has resulted in a new supply configuration for the coming years, in which it is expected that these facilities will not need to be used. Accordingly, in 2009, the Company recognized an allowance account for impairment loss of ThCh$ 43,999,600 for these assets, which continues in effect.

4.

On October 16, 2012, Endesa Chile began the collection process on all of the bank performance bonds guaranteeing compliance with the works and correct, timely execution of these works as specified in the agreement “Bocamina Thermal Plant Expansion Project”, contract ACP-003.06. This is a turnkey project for a 350 MW coal-fired thermal generation plant (“the contract”) signed entered into on July 25, 2007 between Empresa Nacional de Electricidad S.A. (“the owner”) and the group composed of (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor” or “the Consortium”).

These performance bonds amounted to US$ 74,795,164.44 and UF 796,594.29 (approximately US$ 38,200,000). As of December 31, 2012 it was collected US$ 93,992,554. Collection made on these bank performance bonds reduced the cost overruns incurred by the company due to breach of contract; they were capitalized into the Project.

On October 17, 2012, Endesa Chile filed an arbitration request with the International Chamber of Arbitration of Paris in order to enforce the rights conferred upon it under the Contract. On December 29, 2014, the Board of Directors of Endesa Chile accepted and approved an agreement with the Consortium which finalizes the arbitration and grants a comprehensive settlement of mutual obligations. As a result of this agreement, at the end of 2014 Endesa Chile recognized a provision for US$ 125 million (approximately ThCh$ 75,843,750), corresponding to an investment in property, plant and equipment. Finally, the payment was made on April 6, 2015.

5.

At the end of 2014, Endesa Chile S.A. recognized an allowance account for impairment loss of ThCh$ 12,581,947 related to the Punta Alcalde project. This allowance arises because the current definition of the project is not fully aligned with the strategy that the Company is reformulating; particularly, with regard to technological leadership, and to community and environmental sustainability. Endesa Chile has decided to suspend the project as its profitability is still unclear (see Note 3.d).

6.

At the end of 2012, our subsidiary Compañía Eléctrica de Tarapacá S.A. recognized an impairment loss of ThCh$ 12,578,098 to adjust the carrying amount of its property, plant and equipment to their recoverable value (see Note 3.d).

At the closing of 2015, a number of new facts and circumstances was evaluated by the company, which resulted in the identification of a new single CGU for all generation assets in Chile. The analysis took into account the fact that Empresa Nacional de Electricidad S.A. performed an optimization and joint development of all assets related to generation and transmission work, centralized trade policy, with sales contracts agreed at company level and not assigned to grids. Generation of flows depends on all the assets as a whole.

Previously, the company identified one CGU for assets operating in the SIC grid and another one for assets operating in the SING, under the consideration that there were two separate markets. The new scheme posed by the interconnection of SIC and SING, unifies markets and considers formation of a single price, which was illustrated by latest bids for supply to regulated customers.

Therefore, these new conditions indicated that an impairment loss recognised in prior periods for CGUs may no longer exists or may have decreased and caused the need to reverse the impairment loss indicated above. This was based, inter alia, on the generation of additional value by the interconnection project between the SIC and SING which is expected to be operational in 2019, by better utilization of reserves, by expanding the potential market for specific impaired assets and decreasing overall risk of the portfolio. The effects of interconnection are considered in the five-year projections used by the company to perform impairment tests (see Note 3.d).

7.

In line with its sustainability strategy and in order to develop community relations, Empresa Nacional de Electricidad S.A. has decided to research new design alternatives for the Neltume project, in particular regarding the question of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

To start a new phase of research of an alternative project, which includes the discharge of water on the Fuy river in late December 2015, the Company withdrew the Environmental Impact Study. This decision applies only to the Neltume project and not to the transmission project, which continues its course on handling in the Environmental Assessment Service.

As a result of the above, as of December 31, 2015 Empresa Nacional de Electricidad S.A. recognized a loss of ThCh$ 2,706,830, associated with the write-off of certain assets related to Environmental Impact Study, which has been withdrawn and to other studies directly linked to the old design of assets.

8.

As of December 31, 2015, Empresa Nacional de Electricidad S.A. recognized impairment of ThCh$ 2,522,445 related to wind project Waiwen. This loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, profitability is uncertain.

h)	Other information related to discontinued operations

1.

As of December 31, 2015 and 2014 the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$ 13,903,028 and ThCh$ 21,952,283, respectively (see Note 34), all related to discontinued operations.

2.

The foreign subsidiaries of the Company have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million limit. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a €500 million limit. The premiums associated with these policies are presented proportionally for each company in the caption “Prepaid Expenses”.

3.

In November 2010, the Combined Group signed the contract CEQ-21 with Consortium Impregilo-Obrascon Huarte Lain (“OHL”) for construction of the principal public works of the hydroelectric project El Quimbo. As of December 31, 2015 relevant works of the contract are mostly completed, and commenced the process of analysis, review and verification of all the issues inherent in the contract, especially with regard to the final acceptance of the works, required for the initiation of the final settlement process.

Within referred review and analysis, and under the general framework of the contract, the Combined Group is also verifying compliance with a series of contractual milestones (binding on the contractor of the Consortium Impregilo - OHL), whose violation leads to the application of fines or constraints, besides the additional future issues that may arise during the final settlement of the contract.

Within this milestones analysis, paragraph 15 of the contract section “works completion” was identified. This paragraph sets a deadline for the completion as October 15, 2015. Taking into account that as of December 31, 2015 this milestone has not been reached, this led to a delay of 77 days and to a possible discount to be applied to the contractor amounted to Th$ 83,849,329 pesos Colombians (ThCh$ 18,906,813).

On the other side, the contract also establishes a variation margin to the agreed amounts, so that, if the actual executed amounts are below the 85% of the estimated contract value, the Contractor will get from the administration the missing amount to reach the floor of 85% of the contract value. Reciprocally, if the actual executed amounts exceed 115% of the estimated contract value, it will be reduced by the administration and contingency by the amount exceeding this ceiling of 115% of the contract value.

Consistent with the above, the Combined Group by analyzing the activities related to the contract, identified significant variations in amounts of work (VICO) that according to the agreement would generate a discount to be applied to the contractor amounted to Th$ 8,455,079 pesos Colombians (ThCh$ 1,906,498).

Meanwhile, the Consortium Impregilo OHL presented to the Combined Group eight claims for Th$ 147,685,420 pesos Colombians (ThCh$ 33,300,929). This amount includes financial costs and estimated overruns generated by issues such as stripping, changes of materials used to fill dam and auxiliary dam, archaeological findings, achievement of skilled personnel and differences for volatility of the exchange rate. The Combined Group, based on the technical and legal analysis performed on each of the claims considers, that they would not proceed because these conditions are not specified in the scope of the contract, and not authorized by the Combined Group (as it required by the contract) to be included (agreed and settled) in the addendum 13.

Additionally, the contractor submitted notifications of the change of the orders (“NOC”) for Th$ 28,522,475 pesos Colombians (ThCh$ 6,431,406). As a result of the preliminary analysis of these notifications, the Combined Group recognized Th$ 8,425,765 pesos Colombians (ThCh$ 1,899,888) in the financial statements. The remained amounts were rejected for the reason that they correspond to costs that are not the responsibility of the Combined Group or are recognized in the Addendum 12 for the amount of Th$ 11,945,357 pesos Colombians (ThCh$ 2,693,505).

17.   DEFERRED TAXES

a)	The origin and changes in deferred tax assets and liabilities as of December 31, 2015 and 2014 are as follows:

Deferred Tax Assets	Deferred Tax Assets Relating to
	Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other	Deferred Tax Assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2015	42,410,489	7,788,371	494,680	54,260	4,851,839	2,775,070	58,374,709
Increase (decrease) in profit or loss	1,319,678	6,151,750	23,625	(50,718)	7,868,630	(2,117,518)	13,195,447
Increase (decrease) in other comprehensive income	-	-	191,008	557,599	-	-	748,607
Foreign currency translation	(3,717,007)	(414,275)	(69,045)	(3,542)	-	(98,171)	(4,302,040)
Classified as assets held for distribution to owners	(14,361,783)	(3,241,403)	(576,075)	-	-	(39,660)	(18,218,921)
Other increase (decrease)	(20,668,904)	(8,822,737)	(64,193)	(557,599)	-	182,949	(29,930,484)
Closing Balance as of 12-31-2015	4,982,473	1,461,706	-	-	12,720,469	702,670	19,867,318

Deferred Tax Assets	Deferred Tax Assets Relating to
	Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other	Deferred Tax Assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2014	44,338,482	4,029,561	366,977	-	1,450,462	1,679,980	51,865,462
Increase (decrease) in profit or loss	573,564	3,699,561	(532,469)	(1,716)	6,332,662	3,972,077	14,043,679
Increase (decrease) in other comprehensive income	-	-	1,779,099	(348,587)	-	-	1,430,512
Acquisitions through business combinations (*)	-	879,716	-	-	537,933	974,882	2,392,531
Foreign currency translation	(2,365,601)	(63,966)	(55,492)	12,753		86,414	(2,385,892)
Classified as assets held for sale	-	(29,583)	(1,761)	-	(1,448,281)	(1,142,270)	(2,621,895)
Other increase (decrease)	(135,956)	(726,918)	(1,061,674)	391,810	(2,020,937)	(2,796,013)	(6,349,688)
Closing Balance as of 12-31-2014	42,410,489	7,788,371	494,680	54,260	4,851,839	2,775,070	58,374,709

(*) See Note 6.c.

Deferred Tax Liabilities	Deferred Tax Liabilities Relating to
	Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2015	361,570,401	41,553	-	163,062	28,544,947	390,319,963
Increase (decrease) in profit or loss	17,320,050	243,817	(678)	-	21,344,620	38,907,809
Increase (decrease) in other comprehensive income	-	-	(65,055)	184,060	(200,434)	(81,429)
Foreign currency translation	3,299,350	-	65,061	5,424	(10,368,839)	(6,999,004)
Classified as assets held for distributions to owners	(131,174,728)	(16,764)	(237)	(249,770)	(32,286,273)	(163,727,772)
Other increase (decrease)	(34,332,672)	16,649	909	(102,776)	(6,241,971)	(40,659,861)
Closing Balance as of 12-31-2015	216,682,401	285,255	-	-	792,050	217,759,706

Deferred Tax Liabilities	Deferred Tax Liabilities Relating to
	Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2014	290,656,225	20,222	-	4,104,129	10,908,943	305,689,519
Increase (decrease) in profit or loss	38,037,322	379	1,210	(4,490,773)	14,414,699	47,962,837
Increase (decrease) in other comprehensive income	-	-	(3,674)	665,247	(1,306)	660,267
Acquisitions through business combinations (*)	27,088,856	-	-	-	1,834,311	28,923,167
Foreign currency translation	14,540,966	(307,279)		13,619	(813,443)	13,433,863
Other increase (decrease)	(8,752,968)	328,231	2,464	(129,160)	2,201,743	(6,349,690)
Closing Balance as of 12-31-2014	361,570,401	41,553	-	163,062	28,544,947	390,319,963

(*) See Note 6.c.

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its various subsidiaries will allow these assets to be recovered.

b)                As of December 31, 2015 and 2014 the Group has not recognized deferred tax assets related to tax losses carry forward totaling ThCh$ 9,925,718 and ThCh$ 9,087,377, respectively (see Note 3.o).

As of December 31, 2015 the Group recognized a deferred tax liability of ThCh$ 5,555,110 in relation with the existing taxable temporary differences arising from the investment in the subsidiaries that Endesa Chile hold in Peru, considering that, as part of the corporate reorganization, said investments are to be transferred to Endesa Américas S.A. (See Note 39).

Endesa Chile has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$ 493,810,478 as of December 31, 2015 (ThCh$ 395,525,524 as of December 31, 2014).

Additionally, the Group has not recognized deferred tax assets for deductible temporary differences which as of December 31, 2015, totaled ThCh$ 471,291,386 (ThCh$ 342,408,426 as of December 31, 2014), because that it is not probable that sufficient future taxable profits exist to recover such temporary differences.

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

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, the Company Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the companies’ future results.

As of December 31, 2015, assets and liabilities associated with operations of Empresa Nacional de Electricidad S.A. outside of Chile have been classified as non-current assets and liabilities associated with disposal groups held for sale or distribution to owners. Similarly, the results have been classified as discontinued operations (see Notes 3.j, 4.1 and 39).

The effects of deferred tax on the components of Other Comprehensive Income are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	December 31, 2015 (*)			December 31, 2014			December 31, 2013
	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial assets	(441,585)	10	(441,575)	(6,042)	1,306	(4,736)	109	(22)	87
Cash flow hedge	(135,791,934)	35,463,169	(100,328,765)	(138,419,154)	34,120,329	(104,298,825)	(80,955,947)	14,235,483	(66,720,464)
Foreign currency translation	(244,110,922)	-	(244,110,922)	(8,365,502)	-	(8,365,502)	(18,023,501)	-	(18,023,501)
Investments accounted for using the equity method	(2,475,299)	-	(2,475,299)	11,478,398	-	11,478,398	10,923,982	-	10,923,982
Actuarial income on defined-benefit pension plans	(216,648)	(5,476)	(222,124)	(4,680,070)	1,929,441	(2,750,629)	(3,618,423)	990,340	(2,628,083)

Income tax related to components of other income and expenses debited or credited to Equity	(383,036,388)	35,457,703	(347,578,685)	(139,992,370)	36,051,076	(103,941,294)	(91,673,780)	15,225,801	(76,447,979)

(*) For disclosures related to other comprehensive income amounts accumulated in equity reserves associated with assets and liabilities held for distribution to owners see Note 4.1.II.ii.

c)                Continuing operations

In Chile Law No. 20.780 was published in the Diario Oficial (the Official Gazette) on September 29, 2014, modifying the income tax and other tax systems. The law stipulates that, starting in 2017, the current income tax system will be replaced with two alternative tax systems: the attributed income system and the partially integrated system.

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

In accordance with the policy disclosed in Note 3.o and assuming that the application of partially integrated system, since that is the system that will be automatically be used by corporations, and that A Special Shareholders’ Meeting has not been held to agree to use the alternate system, Endesa Chile has recognized in net profit the variations in its deferred tax assets and liabilities resulting as a direct effect of the increase in the corporate tax rate. Specifically, as of September 30, 2014, a net charge of ThCh$ 59,956,195 was recognized in Endesa Chile’s net profit, from which ThCh$ 3,351 related to discontinued operations, decreasing the net profit attributable to the Parent for ThCh$ 58,529,578.

d)                Discontinued operations

-

In Colombia, Law No. 1,739 dated 2014 increased from 8% to 9% indefinitely the rate for the specific income tax for financing social programs known as CREE, levied on taxable profits earned each year for the tax year 2016 onwards. Additionally, this Law established the CREE surcharge of 5%, 6%, 8% and 9% for 2015, 2016, 2017 and 2018, respectively.

The effect of temporary differences involving the payment of less or more income tax in the current period is recognized as a deferred tax credit or debit respectively at the tax rates in effect when the differences are reversed (39% in 2015 40% in 2016, 42% in 2017, 43% in 2018 and 34% from 2019), provided there is a reasonable expectation that such differences will reverse in the future and that the asset will generate sufficient taxable income.

As a result of this rate increase, Colombian subsidiaries recognized changes in assets and deferred tax liabilities as of December 31, 2014. The net charge to income was a profit of ThCh$ 1,766,932.

-	In Peru, as of December 31, 2014 the rate of corporate income tax was established as 30% on taxable income, after deducting the employees profit share of 5% of taxable income.

Law No. 30296 of 2014 establishes that the applicable rate of corporate income tax on taxable income, after deducting the employees profit share will be as follows: 28% in 2015 and 2016, 27% in 2017 and 2018, and 26% from 2019 onwards.

As a result of this rate decrease, Peruvian subsidiaries recognized changes in assets and deferred tax liabilities as of December 31, 2014. The net charge to income was a profit of ThCh$ 18,906,796.

18.   OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2015 and 2014 is as follows:

Other Financial Liabilities	Balance as of
	12-31-2015		12-31-2014
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	18,446,476	826,380,628	287,550,354	1,790,657,084
Hedging derivatives (*)	328,415	78,768,620	681,811	28,758,801
Non-hedging derivatives (**)	9,146,674	12,048,542	2,526,798	6,286,982
Total	27,921,565	917,197,790	290,758,963	1,825,702,867

(*)   See Note 20.2.a.

(**) See Note 20.2.b.

18.1   Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2015 and 2014 is as follows:

Interest-bearing borrowings	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Bank loans	58	-	34,908,368	158,762,494
Unsecured liabilities	16,613,346	807,552,168	236,367,105	1,556,488,063
Finance leases (*)	1,833,072	18,828,460	9,905,451	39,376,602
Other obligations	-	-	6,369,430	36,029,925
Total	18,446,476	826,380,628	287,550,354	1,790,657,084

(*)   See Note 16.e.

18.2   Bank loans by currency and contractual maturity as of December 31, 2015 and 2014 are as follows:

                     -     Summary of bank loans by currency and contractual maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	No	58	-	58	-	-	-	-	-	-

				Total	58	-	58	-	-	-	-	-	-

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.32%	5.98%	No	-	1,007,362	1,007,362	-	-	-	-	-	-
Chile	CH$	6.00%	6.00%	No	1,338	-	1,338	-	-	-	-	-	-
Peru	US$	3.01%	2.93%	No	2,472,247	8,382,913	10,855,160	38,628,554	17,850,471	16,254,959	255,432	-	72,989,416
Argentina	US$	13.68%	13.03%	No	11,451,387	2,126,669	13,578,056	1,022,595	-	-	-	-	1,022,595
Argentina	Ar$	39.91%	35.13%	No	2,861,876	6,395,181	9,257,057	6,999,683	-	-	-	-	6,999,683
Colombia	CP	8.29%	8.13%	No	-	209,395	209,395	-	-	-	-	77,750,800	77,750,800

				Total	16,786,848	18,121,520	34,908,368	46,650,832	17,850,471	16,254,959	255,432	77,750,800	158,762,494

                    - Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2015 and 2014 totaled ThCh$ 0 and ThCh$ 189,554,750 respectively. During both periods, the borrowings have been classified as Level 2 fair values based on the entry data from the valuation techniques used (see Note 3.g). Notably, these financial liabilities are measured at amortized cost.

                     -      Identification of Bank Loans by Company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of 12-31-2015
										Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non-current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	Monthly	58	-	58	-	-	-	-	-	-

				Total ThCh$						58	-	58	-	-	-	-	-	-

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of 12-31-2014
										Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non-current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	3.98%	3.96%	Quarterly	260,672	564,193	824,865	752,258	752,258	15,233,217	-	-	16,737,733
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.18%	3.01%	Quarterly	395,746	1,137,486	1,533,232	1,516,648	1,516,648	-	-	-	3,033,296
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	Quarterly	287,425	766,306	1,053,731	1,021,742	1,021,742	1,021,742	255,432	-	3,320,658
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.44%	3.36%	Quarterly	1,516,649	5,914,928	7,431,577	13,498,170	14,559,823	-	-	-	28,057,993
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	1.02%	1.00%	At maturity	11,755	-	11,755	21,839,736	-	-	-	-	21,839,736
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	$ Col	8.39%	8.22%	At maturity	-	55,892	55,892	-	-	-	-	20,393,652	20,393,652
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	$ Col	6.71%	6.60%	At maturity	-	153,503	153,503	-	-	-	-	57,357,148	57,357,148
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	B.N.P. Paribas	US	US$	6.32%	5.98%	Semi-annually	-	1,007,362	1,007,362	-	-	-	-	-	-
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	Monthly	1,338	-	1,338	-	-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	28.00%	28.00%	At maturity	710,351	-	710,351	-	-	-	-	-	-
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	$ Arg	51.47%	42.24%	At maturity	-	800,033	800,033	853,856	-	-	-	-	853,856
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	$ Arg	55.08%	44.68%	At maturity	-	302,809	302,809	350,571	-	-	-	-	350,571
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	$ Arg	44.17%	37.14%	At maturity	-	185,138	185,138	215,736	-	-	-	-	215,736
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	$ Arg	49.97%	41.21%	At maturity	-	289,401	289,401	337,088	-	-	-	-	337,088
Foreign	Central Costanera S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	45.11%	37.81%	At maturity	-	955,718	955,718	1,113,199	-	-	-	-	1,113,199
Foreign	Central Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	14.84%	13.92%	Quarterly	-	2,126,669	2,126,669	1,022,595	-	-	-	-	1,022,595
Foreign	Central Costanera S.A.	Argentina	Foreign	ICB Argentina	Argentina	$ Arg	51.99%	42.59%	Quarterly	-	324,772	324,772	377,538	-	-	-	-	377,538
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	$ Arg	30.56%	27.87%	At maturity	1,461,573	-	1,461,573	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.40%	12.78%	Quarterly	5,725,691	-	5,725,691	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.40%	12.78%	Quarterly	2,862,848	-	2,862,848	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.40%	12.78%	Quarterly	2,862,848	-	2,862,848	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated IV	Argentina	$ Arg	36.21%	32.11%	Quarterly	158,689	813,581	972,270	862,890	-	-	-	-	862,890
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau- Syndicated IV	Argentina	$ Arg	36.21%	32.11%	Quarterly	144,890	742,835	887,725	787,856	-	-	-	-	787,856
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated IV	Argentina	$ Arg	36.21%	32.11%	Quarterly	137,990	707,462	845,452	750,339	-	-	-	-	750,339
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated IV	Argentina	$ Arg	36.21%	32.11%	Quarterly	48,297	247,612	295,909	262,618	-	-	-	-	262,618
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Syndicated IV	Argentina	$ Arg	36.21%	32.11%	Quarterly	20,699	106,119	126,818	112,552	-	-	-	-	112,552
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICB Argentina	Argentina	$ Arg	36.21%	32.11%	Quarterly	179,387	919,701	1,099,088	975,440	-	-	-	-	975,440

				Total ThCh$						16,786,848	18,121,520	34,908,368	46,650,832	17,850,471	16,254,959	255,432	77,750,800	158,762,494

Appendix 5, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

18.3 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2015 and 2014 is as follows:

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	6.99%	6.90%	No	7,303,274	2,548,685	9,851,959	-	-	-	-	493,795,141	493,795,141
Chile	UF	6.00%	5.48%	No	-	6,761,387	6,761,387	5,330,851	5,330,851	5,330,851	5,330,851	292,433,623	313,757,027

				Total ThCh$	7,303,274	9,310,072	16,613,346	5,330,851	5,330,851	5,330,851	5,330,851	786,228,764	807,552,168

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.43%	7.24%	No	10,600,825	123,527,558	134,128,383	-	-	-	-	419,950,580	419,950,580
Chile	U.F.	6.00%	5.48%	No	-	6,562,506	6,562,506	5,122,437	5,122,437	5,122,437	27,510,710	263,190,670	306,068,691
Peru	US$	6.70%	6.59%	No	4,852,113	-	4,852,113	12,133,186	-	6,066,593	4,953,980	12,133,186	35,286,945
Peru	Sol	6.40%	6.30%	No	156,702	8,008	164,710	-	-	-	5,074,099	5,074,099	10,148,198
Colombia	CP	8.067%	8.45%	No	90,659,393	-	90,659,393	-	43,326,710	55,611,108	92,241,270	593,854,561	785,033,649

				Total ThCh$	106,269,033	130,098,072	236,367,105	17,255,623	48,449,147	66,800,138	129,780,059	1,294,203,096	1,556,488,063

18.4 Secured liabilities

The detail of secured liabilities by currency and maturity as of December 31, 2015 and 2014 is as follows:

                    - Summary of secured liabilities by currency and maturity

There are no secured liabilities as of December 31, 2015 and 2014.

                    - Fair value measurement and hierarchy

The fair value of current and non-current bond obligations, both secured and unsecured, as of December 31, 2015 and 2014 totaled ThCh$ 981,390,150 and ThCh$ 1,959,415,197 respectively. During both periods, the obligations have been classified as Level 2 fair values based on the inputs from the valuation techniques used (see Note 3.g). Notably, these financial liabilities are measured at amortized cost.

                     - Secured and Unsecured Liabilities by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
										Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-1	US	US$	7.96%	7.88%	No	4,797,465	-	4,797,465	-	-	-	-	145,068,065	145,068,065
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-2	US	US$	7.40%	7.33%	No	1,534,133	-	1,534,133	-	-	-	-	49,690,671	49,690,671
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Primera Emisión S-3	US	US$	8.26%	8.13%	No	971,676	-	971,676	-	-	-	-	23,252,023	23,252,023
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - 144 - A	US	US$	8.83%	8.63%	No	-	-	-	-	-	-	-	-	-
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Unica 24296	US	US$	4.32%	4.25%	No	-	2,548,685	2,548,685	-	-	-	-	275,784,382	275,784,382
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	No	-	6,232,249	6,232,249	5,330,851	5,330,851	5,330,851	5,330,851	39,700,607	61,024,011
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	-	529,138	529,138	-	-	-	-	252,733,016	252,733,016
				Total ThCh$						7,303,274	9,310,072	16,613,346	5,330,851	5,330,851	5,330,851	5,330,851	786,228,764	807,552,168

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured	Balance as of 12-31-2014
										Current			Non-current
										Less than 90 days	More than 90 days	Less than 90 days	More than 90 days	Less than 90 days	More than 90 days	Less than 90 days	More than 90 days	Less than 90 days
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.41%	6.31%	No	-	8,008	8,008	-	-	-	-	5,074,099	5,074,099
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.38%	6.28%	No	156,702	-	156,702	-	-	-	5,074,099	-	5,074,099
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	165,699	-	165,699	-	-	-	-	6,066,593	6,066,593
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	171,325	-	171,325	-	-	-	4,953,980	-	4,953,980
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	3,977,405	-	3,977,405	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	No	184,210	-	184,210	6,066,593	-	-	-	-	6,066,593
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	100,099	-	100,099	6,066,593	-	-	-	-	6,066,593
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	No	87,681	-	87,681	-	-	-	-	6,066,593	6,066,593
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	No	165,694	-	165,694	-	-	6,066,593	-	-	6,066,593
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series A-10	Colombia	$ Col	8.87%	8.59%	No	54,029,298	-	54,029,298	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series A102	Colombia	$ Col	8.87%	8.59%	No	10,288,151	-	10,288,151	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B-103	Colombia	$ Col	9.79%	9.79%	No	3,361,512	-	3,361,512	-	43,326,710	-	-	-	43,326,710
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B10	Colombia	$ Col	10.44%	10.06%	No	530,887	-	530,887	-	-	-	40,793,373	-	40,793,373
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B15	Colombia	$ Col	10.77%	10.36%	No	190,004	-	190,004	-	-	-	-	14,144,897	14,144,897
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B09-09	Colombia	$ Col	10.57%	10.17%	No	1,307,418	-	1,307,418	-	-	55,611,108	-	-	55,611,108
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B12	Colombia	$ Col	10.78%	10.37%	No	547,749	-	547,749	-	-	-	-	22,830,628	22,830,628
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	$ Col	10.17%	10.17%	No	2,180,810	-	2,180,810	-	-	-	-	22,942,859	22,942,859
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo	Colombia	$ Col	10.17%	10.17%	No	15,671,786	-	15,671,786	-	-	-	-	163,885,784	163,885,784
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B10	Colombia	$ Col	8.09%	7.85%	No	282,892	-	282,892	-	-	-	-	76,406,981	76,406,981
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B15	Colombia	$ Col	8.21%	7.97%	No	191,716	-	191,716	-	-	-	-	50,934,262	50,934,262
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B12-13	Colombia	$ Col	9.63%	9.30%	No	455,387	-	455,387	-	-	-	-	92,464,960	92,464,960
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B6-13	Colombia	$ Col	8.85%	8.57%	No	174,976	-	174,976	-	-	-	38,854,059	-	38,854,059
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-13	Colombia	$ Col	8.85%	8.57%	No	56,716	-	56,716	-	-	-	12,593,838	-	12,593,838
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B16-14	Colombia	$ Col	8.74%	8.47%	No	403,310	-	403,310	-	-	-	-	41,380,613	41,380,613
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B10-14	Colombia	$ Col	8.41%	8.16%	No	443,930	-	443,930	-	-	-	-	47,472,761	47,472,761
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B6-14	Colombia	$ Col	7.98%	7.75%	No	295,149	-	295,149	-	-	-	-	33,378,162	33,378,162
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-14	Colombia	$ Col	7.98%	7.75%	No	247,702	-	247,702	-	-	-	-	28,012,654	28,012,654
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - First issuance, S-1	United States	US$	7.96%	7.88%	No	4,098,882	-	4,098,882	-	-	-	-	123,713,346	123,713,346
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - First issuance, S-2	United States	US$	7.40%	7.33%	No	1,310,741	-	1,310,741	-	-	-	-	42,390,409	42,390,409
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon -First issuance, S-3	United States	US$	8.26%	8.13%	No	830,186	-	830,186	-	-	-	-	18,905,448	18,905,448
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - 144 – A	United States	US$	8.83%	8.63%	No	4,361,016	121,350,000	125,711,016	-	-	-	-	-	-
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Single 24296	United States	US$	4.32%	4.25%	No	-	2,177,558	2,177,558	-	-	-	-	234,941,377	234,941,377
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Series-H	Chile	U.F.	7.17%	6.20%	No	-	6,054,055	6,054,055	5,122,437	5,122,437	5,122,437	5,122,437	42,939,415	63,429,163
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Series-M	Chile	U.F.	4.82%	4.75%	No	-	508,451	508,451	-	-	-	22,388,273	220,251,255	242,639,528
				Total ThCh$						106,269,033	130,098,072	236,367,105	17,255,623	48,449,147	66,800,138	129,780,059	1,294,203,096	1,556,488,063
Appendix 5, letter b) shows the detail of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured liabilities detailed above.

                     - Detail of Finance Lease Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2015
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	-	1,833,072	1,833,072	2,840,640	1,952,223	2,079,117	2,214,260	9,742,220	18,828,460

				Total ThCh$						1,833,072						18,828,460

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2014
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	-	1,470,563	1,470,563	2,427,000	1,566,150	1,667,950	1,776,367	10,215,436	17,652,903
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	2,122,504	6,312,384	8,434,888	8,416,512	13,307,187	-	-	-	21,723,699

				Total ThCh$						9,905,451						39,376,602

Appendix 5 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

                     - Detail of other obligations

There are no other obligations as of December 31, 2015.

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2014
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Central Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	0.25%	-	2,391,399	2,391,399	7,362,677	7,362,678	7,362,678	4,532,769	-	26,620,802
Foreign	Central Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	-	3,099,889	3,099,889	-	-	-	-	-	-
Foreign	Hidroinvest S.A.	Argentina	Foreign	Others	Argentina	US$	2.33%	-	331,927	331,927	-	-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Others	Argentina	Ar$	30.00%	32,719	-	32,719	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Others	Argentina	Ar$	22.97%	513,496	-	513,496	9,409,123	-	-	-	-	9,409,123
			Total ThCh$							6,369,430						36,029,925

Appendix 5 letter d) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle these Other Obligations.

18.5	Hedged debt

Of the U.S. dollar denominated debt held by the Group, as of December 31, 2015 ThCh 814,080,185 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (see Note 3.m). As of December 31, 2014, this amount was ThCh$ 608,113,125.

The following table details changes in “Reserve for cash flow hedges” for the years ended December 31, 2015, 2014 and 2013 due to exchange differences corresponding to this debt:

HEDGING RESERVE	12-31-2015	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at beginning of year	(64,530,210)	2,365,784	57,592,447
Foreign currency exchange differences recorded in net equity	(70,199,670)	(53,502,315)	(41,334,780)
Recognition of foreign currency exchange differences in profit (loss)	6,438,133	(13,702,067)	(13,763,582)
Foreign currency translation differences	(73,961)	308,388	(128,301)
Classified as assets held for distribution to owners (*)	5,916,984	-	-

Balance in hedging reserves (hedging income) at year end	(122,448,724)	(64,530,210)	2,365,784

(*) Corresponds to the effects generated by the financial debt of Edegel S.A.A.

18.6	Other information

As of December 31, 2015 and 2014 Group had long-term lines of credit unconditionally available for use amounting to ThCh$ 142,032,000 and ThCh$ 179,926,296, respectively.

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

-

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Group policies, standards, and procedures.

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

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 96% as of December 31, 2015.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set a floating rate at a fixed rate.

The financial debt structure of the Group detailed by fixed and/or hedged and floating interest rate on total net debt, net of hedging derivative instruments, is as follows:

Net position:

	Balance as of
	12-31-2015	12-31-2014
	%	%
Fixed interest rate	96%	96%
Floating interest rate	4%	4%
Total	100%	100%

19.2	Exchange rate risk

Exchange rate risks involve basically the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

-	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.

-	Revenues in Group companies directly linked to changes in currencies other than those of its cash flows.

In order to mitigate exchange rate risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3	Commodities risk

The Group has a risk exposure to price changes in certain commodities, due basically to:

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

Considering the operating conditions faced by the power generation market in the countries in which the Group is represented, with drought and highly volatile commodity prices on international markets, the Company is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2015, there were no hedging operations. As of December 31, 2014 there were swap hedges for 266,000 barrels of Brent oil for January 2015 and 350,000 MMBTU of Henry Hub gas for February 2015.

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

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 18, 20, and Appendix 6).

As of December 31, 2015 the Endesa Chile Group has liquidity of cash and cash equivalent totaling ThCh$ 37,425,233 and unconditionally available lines of long-term credit totaling ThCh$ 142,032,000. As of December 31, 2014, the Endesa Chile Group had liquidity of cash and cash equivalent totaling ThCh$ 38,186,573 and unconditionally available lines of long-term credit totaling ThCh$ 179,926,296.

19.5	Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short-term period of collections from customers, resulting in non-significant cumulative receivables amounts.

In some countries, regulations allow the suspension of energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very limited.

Financial assets, other than trade receivables:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade whenever possible) with thresholds established for each entity.

Investments may be backed with Chilean treasury bonds and/or with commercial paper issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

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

The portfolio of positions included in calculating the current VaR consists of the following:

-	Financial debt.
-	Hedge derivatives for debt, dividends and projects.

The VaR determined represents the potential variation in value of the portfolio of positions described above within a quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

-	U.S. dollar Libor interest rate.
-	The different currencies with which our companies operate and the customary local indices used in the banking industry.
-	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables, using Bootstrapping simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. The table of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price returns has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, thereby obtaining a distribution of possible values at one day. The one-day 95%-confidence VaR number is calculated as the 5% percentile of the potential quarterly variations in the fair value of the portfolio.

Given the aforementioned assumptions, the quarterly VaR of the positions discussed above corresponds to ThCh$ 95,917,431.

These values represent the potential increase of the Debt and Derivatives’ Portfolio, thus these Values At Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’s end.

20.	FINANCIAL INSTRUMENTS

20.1	Financial instruments, classified by type and category

a)	The detail of financial assets, less cash and cash equivalents, classified by type and category, as of December 31, 2015 and 2014 is as follows:

	Balance as of 12-31-2015
	Financial assets held for trading ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives designated for hedging ThCh$

Derivative instruments	-	-	-	-	76,703
Other financial assets	-	934,852	355,204,957	-	-

Total current	-	934,852	355,204,957	-	76,703

Equity instruments	-	-	-	3,002,257	-
Derivative instruments	-	-	-	-	18,716,463
Other financial assets	-	-	35,901	-	-

Total non-current	-	-	35,901	3,002,257	18,716,463

Total	-	934,852	355,240,858	3,002,257	18,793,166

	Balance as of 12-31-2014
	Financial assets held for trading ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives designated for hedging ThCh$

Derivative instruments	2,958,770	-	-	-	1,221,342
Other financial assets	-	20,669,908	514,497,938	-	-

Total current	2,958,770	20,669,908	514,497,938	-	1,221,342

Equity instruments	-	-	-	4,203,002	-
Derivative instruments	22,002	-	-	-	3,711,802
Other financial assets	-	-	141,216,512	-	-

Total non-current	22,002	-	141,216,512	4,203,002	3,711,802

Total	2,980,772	20,669,908	655,714,450	4,203,002	4,933,144

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2015 and 2014 is as follows:

	Balance as of 12-31-2015
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	18,446,476	-
Derivative instruments	9,146,674	-	328,415
Other financial liabilities	-	608,479,539	-

Total current	9,146,674	626,926,015	328,415

Interest-bearing loans	-	826,380,628	-
Derivative instruments	12,048,542	-	78,768,620
Other financial liabilities	-	6,072,872	-

Total non-current	12,048,542	832,453,500	78,768,620

Total	21,195,216	1,459,379,515	79,097,035

	Balance as of 12-31-2014
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	287,550,354	-
Derivative instruments	2,526,798	-	681,811
Other financial liabilities	-	929,823,592	-

Total current	2,526,798	1,217,373,946	681,811

Interest-bearing loans	-	1,790,657,084	-
Derivative instruments	6,286,982	-	28,758,801
Other financial liabilities	-	3,711,078	-

Total non-current	6,286,982	1,794,368,162	28,758,801

Total	8,813,780	3,011,742,108	29,440,612

20.2	Derivative instruments

The risk management policy of the Group primarily uses interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its derivatives as follows:

-	Derivatives designated for Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

-	Derivatives designated for Fair value hedges: Those that hedge the fair value of the underlying hedged item.

-

Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recognized at fair value with changes in net profit (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2015 and 2014 financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	Balance as of
	12-31-2015				12-31-2014
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest rate hedge:	-	-	-	-	-	16,166	14,637	582,788
Cash flow hedge	-	-	-	-	-	16,166	14,637	582,788
Exchange rate hedge:	76,703	18,716,463	328,415	78,768,620	1,221,342	3,695,636	667,174	28,176,013
Cash flow hedge	76,703	18,716,463	328,415	78,768,620	1,221,342	3,695,636	667,174	28,176,013

TOTAL	76,703	18,716,463	328,415	78,768,620	1,221,342	3,711,802	681,811	28,758,801

-	General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of hedge instruments	Description of hedge instrument	Description of instrument hedged	Fair value of instruments hedged	Fair value of instruments hedged	Type of risks hedged
			12-31-2015	12-31-2014
			ThCh$	ThCh$

SWAP	Interest rate	Bank borrowings	-	(581,259)	Cash flow
SWAP	Exchange rate	Unsecured liabilities (bonds)	(60,303,869)	(23,926,209)	Cash flow

For the years ended December 31, 2015, 2014 and 2013 the Group has not recognized significant gains or losses for ineffective cash flow hedges.

b)	Financial derivative instrument assets and liabilities at fair through profit or loss

As of December 31, 2015 and 2014 financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	Non-hedging derivative instruments
	Current	Current	Non-current	Non-current
	assets ThCh$	liabilities ThCh$	assets ThCh$	liabilities ThCh$

December 31, 2015	-	9,146,674	-	12,048,542
December 31, 2014	2,958,770	2,526,798	22,002	6,286,982

c)	Other disclosures on financial derivatives

The following tables present the fair value of hedging and non-hedging financial derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2015 and 2014:

Financial Derivatives	12-31-2015
	Fair Value ThCh$	Notional Value
		Less than one year ThCh$	1 - 2 years ThCh$	2 - 3 years ThCh$	3 - 4 years ThCh$	4 - 5 years ThCh$	Total ThCh$
Exchange rate hedges:	(60,303,869)	-	-	-	541,153,412	-	541,153,412
Cash flow hedges	(60,303,869)	-	-	-	541,153,412	-	541,153,412
Derivatives not designated for hedge accounting	(21,195,216)	55,337,986	52,761,844	22,737,409	-	-	130,837,239

Total	(81,499,085)	55,337,986	52,761,844	22,737,409	541,153,412	-	671,990,651

Financial Derivatives	12-31-2014
	Fair Value ThCh$	Notional Value
		Less than one year ThCh$	1 - 2 years ThCh$	2 - 3 years ThCh$	3 - 4 years ThCh$	4 - 5 years ThCh$	Total ThCh$
Interest rate hedges:	(581,259)	7,702,083	7,702,083	11,296,190	-	-	26,700,356
Cash flow hedges	(581,259)	7,702,083	7,702,083	11,296,190	-	-	26,700,356
Exchange rate hedges:	(23,926,209)	7,029,775	-	-	-	260,451,370	267,481,145
Cash flow hedges	(23,926,209)	7,029,775	-	-	-	260,451,370	267,481,145
Derivatives not designated for hedge accounting	(5,833,008)	87,814,734	46,908,791	45,078,924	19,426,499	-	199,228,948

Total	(30,340,476)	102,546,592	54,610,874	56,375,114	19,426,499	260,451,370	493,410,449

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts recorded in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3	Fair value hierarchy

a)	Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchy described in Note 3.g above.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2015 and 2014:

Financial instruments measured at fair value
		Fair value measured at end of reporting period using:

	12-31-2015	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$

Financial Assets
Financial derivatives designated as cash flow hedges	18,793,166	-	18,793,166	-
Commodity derivatives not designated for hedge accounting	20,397	-	20,397	-
Available-for-sale financial assets, non-current	389	389	-	-

Total	18,813,952	389	18,813,563	-

Financial Liabilities
Financial derivatives designated as cash flow hedges	79,097,035	-	79,097,035	-
Financial derivatives not designated for hedge accounting	21,195,216	-	21,195,216	-

Total	100,292,251	-	100,292,251	-

Financial instruments measured at fair value
		Fair value measured at end of reporting period using:
	12-31-2014	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	4,933,144	-	4,933,144	-
Financial derivatives not designated for hedge accounting	2,980,772	-	2,980,772	-
Available-for-sale financial assets, non-current	425	425	-	-

Total	7,914,341	425	7,913,916	-

Financial Liabilities
Financial derivatives designated as cash flow hedges	29,440,612	-	29,440,612	-
Financial derivatives not designated for hedge accounting	8,813,780	-	8,813,780	-

Total	38,254,392	-	38,254,392	-

b)	Financial instruments whose fair value is classified at Level 3

The Company is involved in certain operations which require recognition of a financial liability at fair value. The fair value of Level 3 has been calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining certain of the Company’s plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level. The fair value of these financial liabilities was ThCh$ 0 as of December 31, 2015 and 2014.

21.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of December 31, 2015 and 2014 is as follows:

	Current		Non-current
Trade and other payables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$

Trade payables	122,490,300	106,970,790	-	-
Other payables	237,969,309	585,327,556	5,975,686	3,711,078

Total	360,459,609	692,298,346	5,975,686	3,711,078

The detail of trade and other payables as of December 31, 2015 and 2014 is as follows:

	Current		Non-current
Trade and other payables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$

Energy suppliers	79,795,564	71,502,579	-	-
Fuel and gas suppliers	42,694,736	35,468,211	-	-
Payables to tax authorities other than Corporate Income Tax	6,346,470	16,494,464	-	-
Payables for goods and services	169,583,420	283,735,659	-	-
VAT debit tax (VAT/ICMS)	3,218,085	13,582,126	-	-
Dividends payable to non-controlling interests	34,076,876	182,128,890	-	-
Payables to third parties on decrease of capital of the subsidiary	1,804,507	-	-	-
Mitsubishi contract (LTSA)	6,402,157	34,214,611	-	-
Other payables	16,537,794	55,171,806	5,975,686	3,711,078

Total trade and other payables	360,459,609	692,298,346	5,975,686	3,711,078

See Note 19.4 for the description of the liquidity risk management policy.

The detail of payments due and paid as of December 31, 2015 and 2014 is presented in Appendix 8.

22.	PROVISIONS

a)	The breakdown of provisions as of December 31, 2015 and 2014 is as follows:

Provisions	Current		Non-current
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$

Provision for legal proceedings (*)	9,798,765	23,866,779	-	388,126
Decommissioning or restoration (**)	-	-	50,702,975	28,388,046
Provision for environmental issues (***)	-	6,689,829	-	77,383
Other provisions	5,818,849	7,795,380	-	-

Total	15,617,614	38,351,988	50,702,975	28,853,555

(*) Provision for legal proceedings as of December 31, 2014 includes provisions of Emgesa (Colombian entities) associated with contracts related to Quimbo project for the amount of ThCh$ 17,381,792 and paid during 2015 for the amount of ThCh$ 16,914,262.

(**) See Note 3.a.

(***) Provision for environmental issuers is integrally related to “Quimbo” project of our subsidiary Empresa Generadora de Energía Eléctrica S.A.

Provision for legal proceedings mainly consist of the contingencies related to the lawsuits on administrative sanctions.

The increase in provisions for decommissioning or restoration in 2015 arises from the fact that during the fourth quarter of the year, considering the new environmental framework in Chile, the scope of the rights and obligations associated with environmenta licenses have been clarifying. Based on the above, provisions have been adjusted to reflect the best estimate at the closing date of the financial statements.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the provisioned matters. For example, in the specific case of the legal proceedings it depends on the final resolution of the related legal claim. The Management considers that the provisions recognized in the Consolidated Statements of Financial Position adequately cover the related risks.

Changes in provisions for the years ended December 31, 2015, 2014 and 2013 are as follows:

Changes in Provisions	Legal Proceedings	Decommissioning and Restoration	Environmental issues	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2015	24,254,905	28,388,046	6,767,212	7,795,380	67,205,543
Changes in Provisions
Additional provisions	-	23,678,951	-	-	23,678,951
Increase (decrease) in existing provisions	(7,886,540)	89,280	103,641,796	2,416,314	98,260,850
Provisions used	(329,563)	-	-	-	(329,563)
Increase for adjustment to value of money over time	95,164	2,029,978	(109,582)	64,829	2,080,389
Foreign currency translation	(866,814)	82,695	(6,457,892)	(1,924,462)	(9,166,473)
Reclassified to liabilities associated with assets held for distribution to owners	(5,468,387)	(3,565,975)	(103,841,534)	(2,533,212)	(115,409,108)
Total changes in provisions	(14,456,140)	22,314,929	(6,767,212)	(1,976,531)	(884,954)

Closing Balance as of December 31, 2015	9,798,765	50,702,975	-	5,818,849	66,320,589

Changes in Provisions	Legal Proceedings	Decommissioning and Restoration	Environmental issues	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2014	9,764,679	20,267,967	12,139,002	9,176,319	51,347,967
Changes in Provisions
Additional provisions	-	6,684,278	-	-	6,684,278
Increase (decrease) in existing provisions	16,963,084	-	(4,608,836)	(134,664)	12,219,584
Provisions used	(2,361,954)	-	-	-	(2,361,954)
Increase for adjustment to value of money over time	-	1,205,276	-	62,493	1,267,769
Foreign currency translation	(110,904)	230,525	(762,954)	(1,308,768)	(1,952,101)
Total changes in provisions	14,490,226	8,120,079	(5,371,790)	(1,380,939)	15,857,576

Closing Balance as of December 31, 2014	24,254,905	28,388,046	6,767,212	7,795,380	67,205,543

Changes in Provisions	Legal Proceedings	Decommissioning and Restoration	Environmental issues	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2013	5,576,884	19,176,517	9,802,203	9,119,703	43,675,307
Increase (decrease) in existing provisions	5,455,657	-	2,300,162	6,997,401	14,753,220
Provisions used	(168,092)	-	-	(7,000,661)	(7,168,753)
Increase for adjustment to value of money over time	-	1,085,205	-	54,712	1,139,917
Foreign currency translation	(425,371)	6,245	36,637	62,498	(319,991)
Other increase (decrease)	(674,399)	-	-	(57,334)	(731,733)
Total changes in provisions	4,187,795	1,091,450	2,336,799	56,616	7,672,660

Closing Balance as of December 31, 2013	9,764,679	20,267,967	12,139,002	9,176,319	51,347,967

23.	EMPLOYEE BENEFIT OBLIGATIONS

23.1	General information

Endesa Chile and certain subsidiaries of the Group in Chile, Colombia, Peru and Argentina provide various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

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

Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.

Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security regime.

-	Other benefits:

Five-year benefits: A benefit certain employees receive after 5 years; accrues from the second year onwards.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

Seniority bonuses: There is an agreement to give workers (“subject to the collective agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work.

-	Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

As of December 31, 2015, employee benefit obligations of foreign subsidiaries of Empresa Nacional de Electricidad S.A. have been classified as liabilities associated with non-current assets held for distribution to owners. Similarly, the results for the years 2015, 2014 and 2013 have been classified as discontinued operations (see Notes 3.j and 4.1).

23.2	Details, changes and presentation in financial statements

a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2015 and 2014 are as follows:

	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$

Post-employment obligations	15,271,416	43,461,827
Total	15,271,416	43,461,827

Non-current portion	15,271,416	43,461,827

b)	The balance and changes in post-employment defined benefit obligations as of and for the years ended December 31, 2015, 2014 and 2013 are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Opening Balance as of January 1, 2013	39,672,411
Current service cost	1,252,990
Net interest cost	2,546,022
Actuarial losses from changes in financial assumptions	995,219
Actuarial losses from changes in seniority adjustments	2,623,204
Foreign currency translation differences	(502,403)
Contributions from plan participants	(5,471,428)
Transfer of personnel	(247,213)

Closing balance as of December 31, 2013	40,868,802

Current service cost	1,306,750
Net interest cost	3,043,960
Actuarial losses from changes in financial assumptions	2,177,069
Actuarial losses from changes in seniority adjustments	2,503,001
Foreign currency translation differences	(1,864,029)
Contributions from plan participants	(5,554,487)
Defined benefit plan obligations from the past service costs	478,603
Defined benefit plan obligation from the business combinations	1,297,048
Transfer of personnel	(692,467)
Transfer to held for sale	(102,423)

Closing balance as of December 31, 2014	43,461,827

Current service cost	2,271,559
Net interest cost	3,320,289
Actuarial gains from changes in financial assumptions	(82,320)
Actuarial losses from changes in seniority adjustments	298,968
Foreign currency translation differences	(3,557,400)
Contributions from plan participants	(8,839,400)
Defined benefit plan obligations from the past service costs	(523)
Transfer of personnel	(53,242)
Classified as liabilities associated with assets held for distribution to owners	(21,548,342)

Closing balance as of December 31, 2015	15,271,416

Current service costs related to continuing operations of Empresa Nacional de Electricidad S.A. amounted to ThCh$ 1,063,547, ThCh$ 1,291,996 and ThCh$ 722,800 for the years ended December 31, 2015, 2014 and 2013, respectively. Net interest cost related to continuing operations of Empresa Nacional de Electricidad S.A. amounted to ThCh$ 759,311, ThCh$ 785,598 and ThCh$ 800,020 for the years ended December 31, 2015, 2014 and 2013, respectively. Finally, the actuarial losses related to continuing operations of Empresa Nacional de Electricidad S.A. amounted to ThCh$ 830,089, ThCh$ 3,620,399 and ThCh$ 1,731,559 for the years ended December 31, 2015, 2014 and 2013, respectively.

The Group companies make no contributions to funds for financing the payment of these benefits.

c)	The following amounts were recognized in the consolidated statement of comprehensive income for continuing and discontinued operations for the years ended December 31, 2015, 2014 and 2013:

	For the years ended
Expense Recognized in Comprehensive Income Statement	12-31-2015	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	2,271,559	1,306,750	1,252,990
Interest cost for defined benefits plan	3,320,289	3,043,960	2,546,022
Past service costs	(523)	487,603	-

Expenses recognized in the Statement of Income	5,591,325	4,838,313	3,799,012

Gains (losses) from remeasurement of defined benefit plans	216,648	4,680,070	3,618,423

Total expense recognized in Comprehensive Income Statement	5,807,973	9,518,383	7,417,435

23.3	Other disclosures

Actuarial assumptions

As of December 31, 2015 and 2014 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Colombia		Argentina		Peru
	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014

Discount rates used	4.95%	4.60%	7.25%	7.04%	5.50%	5.50%	7.60%	6.35%
Expected rate of salary increases	4.00%	4.00%	4.20%	4.00%	0.00%	0.00%	3.00%	3.00%
Mortality tables	RV 2009	RV 2009	RV 2008	RV 2008	RV 2004	RV 2004	RV 2009	RV 2009

Sensitivity

As of December 31, 2015, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 922,260 (ThCh$ 3,064,996 as of December 31, 2014) if the rate rises and an increase of ThCh$ 1,057,543 (ThCh$ 3,616,170 as of December 31, 2014) if the rate falls.

Defined contributions

The total expense recognized in the consolidated statement of comprehensive income in the caption “Employee expenses” represents contributions payables to the defined contribution plans by the Group. For the years ended December 31, 2015, the amount recognized as expense was ThCh$ 637,368 (ThCh$ 586,839 and ThCh$ 425,242 for the years ended December 31, 2014 and 2013, respectively), all related to discontinued operations.

Future disbursements

The estimates available indicate that disbursements for defined benefit plans will increase to ThCh$ 2,432,890 in the next year.

Term of commitments

The Group’s obligations have a weighted average term of 7.74 years, and the flow for benefits for the next 5 years and more is expected to be as follows:

Years	ThCh$

1	2,432,890
2	1,437,793
3	1,175,531
4	1,575,504
5	1,134,820
More than 5	7,174,896

23.4	Other information related to discontinued operations

Defined contributions

Contributions to defined contribution plans are recognized directly within “personnel expenses” in the consolidated statement of comprehensive income. The amounts recognized in Edegel S.A.A. for this concept are ThCh$ 637,368, ThCh$ 586,839 and ThCh$ 425,242 for the years ended December 31, 2015, 2014 and 2013, respectively.

24.	TOTAL EQUITY

24.1	Equity attributable to the Parent

24.1.1	Subscribed and paid-up capital and number of shares

Endesa Chile’s issued capital as of December 31, 2015 and 2014 is ThCh$ 1,331,714,085, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX), There has been no change in the number of shares during the years ended December 31, 2015, 2014 and 2013.

Capital contributions made in 1986 and 1994 resulted in share premiums of ThCh$ 206,008,557.

24.1.2	Dividends

The shareholders at the Ordinary Shareholders’ Meeting held on April 22, 2014 approved a distribution of obligatory minimum dividends (partially composed of interim dividends No. 57), and an additional dividend, totaling Ch$ 20.39541. The aforementioned interim dividends No. 57 were paid on January 27, 2015, the remainder final dividends No. 58 up to Ch$ 16.95495 were distributed on May 25, 2015.

The shareholders at the Ordinary Shareholders’ Meeting held on April 27, 2015 approved the dividend policy, in accordance with which the Board of Directors expects to comply with during 2015, the distribution as a final dividend an amount equal to 50% of net profit for 2015, of which up to 15% of net profit for the nine month period ended September 30, 2015, as shown in the financial statements at that date, which were paid in January 2016.

The final dividend will be determined by the shareholders at the Ordinary Shareholders’ Meeting to be held during the first four months of 2016.

Compliance with the aforementioned dividend plan is subject to the actual net profit earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid by the Company in recent years:

Dividend Number	Type of Dividend	Payment date	Pesos per Share	Effecting the year
49	Interim	01-26-2011	6.42895	2010
50	Final	05-11-2011	26.09798	2010
51	Interim	01-19-2012	5.08439	2011
52	Final	05-17-2012	22.15820	2011
53	Interim	01-24-2013	3.04265	2012
54	Final	05-09-2013	11.24302	2012
55	Interim	01-31-2014	3.87772	2013
56	Final	05-15-2014	17.69856	2013
57	Interim	01-27-2015	3.44046	2014
58	Final	05-25-2015	16.95495	2014
59	Interim	01-29-2016	3.55641	2015

24.2	Foreign currency translation reserves

The following table details currency translation adjustments attributable to the shareholders of the Parent in the consolidated statement of financial position for the years ended December 31, 2015, 2014 and 2013:

	For the years ended
Reserves for Accumulated Currency Translation Differences	12-31-2015 (*) ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Emgesa S.A.E.S.P	-	69,075,372	89,562,631
Generandes Perú S.A.	-	69,304,036	38,809,462
Inversiones GasAtacama Holding Ltda.	16,780,346	19,881,460	11,075,533
Hidroeléctrica El Chocón S.A.	-	(53,592,631)	(46,868,871)
Endesa Argentina S.A.	-	(13,561,202)	(13,287,564)
Central Costanera S.A.	-	10,185,346	7,083,247
Enel Brasil S.A.	-	(105,465,588)	(122,479,241)
GNL Quintero S.A.	(1,164,922)	(3,824,104)	(5,035,164)
Others	3,037,542	(3,412,559)	(4,469,624)

TOTAL	18,652,966	(11,409,870)	(45,609,591)

(*) For disclosures related to other comprehensive income amounts accumulated in equity reserves associated with assets and liabilities held for distribution to owners see Note

24.3	Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a solid financial position.

24.4	Restrictions on subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transfer of assets to the parent company. The Group’s restricted net assets as of December 31, 2015 from its subsidiaries Edegel S.A.A. and Hidroeléctrica El Chocón S.A. are ThCh$ 63,188,793 and ThCh$ 102,591,323, respectively.

As of December 31, 2015, assets and liabilities of Edegel S.A.A. and Hidroeléctrica El Chocón S.A. have been classified as non-current assets and disposal groups and liabilities associated held for sale or distribution to owners (see Note 4.1).

24.5	Other reserves

Other reserves within Equity attributable to shareholders of the Parent for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Balance as of 1-1-2015 ThCh$	Changes ThCh$	Balance as of 12-31-2015 ThCh$
Exchange differences on translation	(11,409,870)	30,062,836	18,652,966
Cash flow hedges	(117,559,279)	(88,132,296)	(205,691,575)
Remeasurement of available-for-sale financial assets	(1,020)	(26)	(1,046)
Other miscellaneous reserves	(719,216,262)	(500,044)	(719,716,306)
Other reserves within Equity related to non-current assets and disposal groups and liabilities associated held for sale or distribution to owners (see Note 4)	-	(201,150,142)	(201,150,142)

TOTAL	(848,186,431)	(259,719,672)	(1,107,906,103)

	Balance as of 1-1-2014 ThCh$	Changes ThCh$	Balance as of 12-31-2014 ThCh$
Exchange differences on translation	(45,609,591)	34,199,721	(11,409,870)
Cash flow hedges	(15,595,990)	(101,963,289)	(117,559,279)
Remeasurement of available-for-sale financial assets	3,716	(4,736)	(1,020)
Other miscellaneous reserves	(732,764,785)	13,548,523	(719,216,262)

TOTAL	(793,966,650)	(54,219,781)	(848,186,431)

	Balance as of 1-1-2013 ThCh$	Changes ThCh$	Balance as of 12-31-2013 ThCh$
Exchange differences on translation	(25,411,914)	(20,197,677)	(45,609,591)
Cash flow hedges	47,991,711	(63,587,701)	(15,595,990)
Remeasurement of available-for-sale financial assets	3,629	87	3,716
Other miscellaneous reserves	(728,439,301)	(4,325,484)	(732,764,785)

TOTAL	(705,855,875)	(88,110,775)	(793,966,650)

•	Reserves for Exchange differences on translation: These arise primarily from exchange differences relating to:

-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3);

-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).

•	Cash flow hedges reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (see Note 3.f.5 and 3.m).

•	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their effect on the available-for-sale investments (see Note 3.f.1).

-	Other miscellaneous reserves:

Other miscellaneous reserves primarily include the following:

I.

In accordance with Official Bulletin (Oficio Circular) No. 456 from issued by the Chilean Superintendence of Securities and Insurance, this caption records the price-level adjustment of cumulative paid-in capital from the date of the transition to IFRS, January 1, 2004, to December 31, 2008.

Please note that, while the Company adopted the IFRS as its statutory accounting standards on January 1, 2009, the date of transition to that international standard used was January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

II.	Foreign currency translation differences existing at the time of transition to IFRS (IFRS 1 exemption, First Time Adoption).

III.

The effects of business combinations under common control, arising primarily from the creation of the holding company Enel Brasil S.A. in 2005 and the merger of our Colombian subsidiaries Empresa Generadora de Energía Eléctrica S.A. and Betania in 2007.

24.6	Non-controlling interests

The details of non-controlling interests are as follows:

		Non-controlling Interests (% financial interest)
		Equity		Profit (Loss)
Companies	Non-controlling interests	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 As adjusted (*) ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$
Emgesa S.A.E.S.P.	73.13%	584,922,225	536,351,255	154,959,234	211,210,105	168,793,015
Generandes Perú S.A.	39.00%	118,101,218	116,762,865	19,466,375	22,882,930	17,074,639
Edegel S.A.A.	16.40%	91,467,160	90,506,207	15,078,085	17,790,998	13,397,572
Chinango S.A.C.	20.00%	14,268,911	14,707,216	3,042,018	3,002,284	2,033,307
Central Costanera S.A.	24.32%	3,759,405	5,197,207	(242,897)	11,072,950	(7,538,477)
Hidroelectrica El Chocon S.A.	32.33%	48,208,347	26,841,549	35,783,793	3,538,006	3,557,468
Empresa Eléctrica Pehuenche S.A.	7.35%	10,900,863	12,597,077	8,674,207	9,526,575	8,415,147
Compañía Eléctrica Tarapacá S.A. (**)	3.79%	20,589,138	18,668,968	2,840,348	3,774,076	443,878
Endesa Eco S.A. (**)	-	-	-	-	-	819,958
Compañía Eléctrica San Isidro S.A. (**)	-	-	-	-	-	2,344,323
Others	-	3,482,905	1,973,513	2,551,535	252,558	238,628

TOTAL		895,700,172	823,605,857	242,152,698	283,050,482	209,579,458

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii

(**) On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged by Endesa Eco S.A. and on November 1, 2013 Eco Endesa S.A. was merged by Compañía Eléctrica Tarapacá S.A., the latter being the legal successor.

25.	REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013 is as follows:

Revenues	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$
Energy sales	1,474,818,366	1,155,805,379	860,581,278

Generation	1,474,818,366	1,155,805,379	860,581,278
Regulated customers	1,067,435,085	760,297,236	664,184,624
Non-regulated customers	264,113,111	274,937,535	156,628,497
Spot market sales	140,339,721	98,450,911	27,394,359
Other customers	2,930,449	22,119,697	12,373,798
Other sales	24,293,133	11,062,697	25,273,582
Natural gas sales	16,492,734	4,721,305	25,261,022
Sales of products and services	7,800,399	6,341,392	12,560

Other services rendered	40,866,012	42,928,659	82,416,495
Tolls and transmission	34,734,375	24,835,318	63,761,602
Metering equipment leases	-	290,887	48,063
Other services	6,131,637	17,802,454	18,606,830
Total operating revenue	1,539,977,511	1,209,796,735	968,271,355

Other Operating Income	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$
Other revenues	3,832,806	21,178,089	1,765,996

Total other operating income	3,832,806	21,178,089	1,765,996

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

26.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the years ended December 31, 2015, 2014 and 2013 is as follows:

Raw Materials and Consumables	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Energy purchases	(320,731,795)	(288,442,686)	(124,419,095)
Fuel consumption (**)	(327,502,996)	(305,479,173)	(211,612,174)
Transportation costs	(179,691,471)	(142,831,143)	(149,447,930)
Other raw materials and consumables	(52,964,961)	(13,463,669)	(9,416,735)

Total	(880,891,223)	(750,216,671)	(494,895,934)

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

(**) See Note 11.

27.	EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the years ended December 31, 2015, 2014 and 2013 are as follows:

Employee Benefits Expense	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Wages and salaries	(57,501,658)	(58,145,903)	(56,903,237)
Post-employment benefit obligations expense	(1,063,547)	(1,291,995)	(722,800)
Social security and other contributions	(12,404,152)	(5,422,067)	(5,674,802)

Total	(70,969,357)	(64,859,965)	(63,300,839)

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

28.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss for the years ended December 31, 2015, 2014 and 2013 is as follows:

	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Depreciation (**)	(123,336,695)	(98,313,923)	(90,060,652)
Amortization	(1,498,864)	(2,990,986)	(2,580,352)

Subtotal	(124,835,559)	(101,304,909)	(92,641,004)
Reversal (losses) from impairment (1)	9,793,652	(12,461,456)	64,138

Total	(115,041,907)	(113,766,365)	(92,576,866)

(1) Impairment Losses	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$
Impairment reversal (loss) on financial assets (see Note 9.c)	(371,558)	120,491	64,138
Impairment reversal (loss) on fixed assets (**)	10,165,210	(12,581,947)	-

Total	9,793,652	(12,461,456)	64,138

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

(**) See Note 16.b. Impairment reversal on fixed assets mainly related to impairment reversal of ThCh$ 12,578,098 related to Compañía Eléctrica de Tarapacá S.A. (see Note 16.g.6), parcially compensated by impairment of ThCh$ 2,522,445, related to Empresa Nacional de Electricidad S.A. (see Note 16.g.8).

29.	OTHER EXPENSES BY NATURE

Other operating expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

Other Expenses	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$
Professional, outsourced and other services	(35,580,482)	(25,679,586)	(20,512,663)
Other supplies and services	(17,249,969)	(15,000,018)	(8,915,561)
Insurance premiums	(14,750,997)	(11,189,610)	(8,899,768)
Taxes and charges	(5,897,231)	(4,118,235)	(8,759,890)
Repairs and maintenance	(3,277,318)	(2,237,638)	(1,807,986)
Marketing, public relations and advertising	(572,883)	(273,283)	(264,040)
Leases and rental costs	(1,240,625)	(2,939,241)	(1,462,256)
Environmental expenses	(2,679,888)	(2,066,568)	(1,996,818)
Other supplies	(6,142,845)	(697,698)	(1,053,128)
Travel expenses	(2,057,192)	(2,133,664)	(1,779,104)
Indemnities and fines	(890,392)	-	(5,116,070)

Total	(90,339,822)	(66,335,541)	(60,567,284)
(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

Expenditures on research activities are recognized as an expense in the year in which they are incurred. Research activities expenses amounted to ThCh$ 4,413,727, ThCh$ 1,894,105 and ThCh$ 1,996,818 for the years ended December 31, 2015, 2014 and 2013, respectively.

30.	OTHER GAINS, NET

Other gains, net for the years ended December 31, 2015, 2014 and 2013 are as follows:

Other Gains, Net	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Gain on disposal of Sociedad Concesionaria Túnel El Melón S.A. (**)	4,207,167	-	-
Gain from remeasurement of the pre-existing stake held in GasAtacama (***)	-	21,546,320	-
Gain from currency exchange difference in the pre-existing stake held in GasAtacama (***)	-	21,006,456	-
Sale of Charrua transmission lines	-	-	2,532,438
Others	(191,766)	98,791	(18,515)

Total	4,015,401	42,651,567	2,513,923

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

(**) See Notes 2.4.1 and 4.

(***) See Notes 2.4.1 and 6.e.

31.	FINANCIAL RESULTS

Financial income and costs for the years ended December 31, 2015, 2014 and 2013 are as follows:

Financial Income	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Term deposits and other fixed-income investments	152,518	1,283,124	310,628
Other financial income	82,303	302,909	2,844,249

Total	234,821	1,586,033	3,154,877

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

Financial Costs	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Financial costs	(64,206,719)	(71,617,257)	(75,971,351)

Bank loans	(129,350)	(612,003)	(1,199,794)
Secured and unsecured obligations	(51,697,708)	(48,046,358)	(46,713,612)
Valuation of financial derivatives	(1,725,211)	(2,634,032)	(4,380,154)
Post-employment benefit obligations	(759,311)	(785,598)	(800,020)
Capitalized borrowing costs	2,221,329	1,817,283	998,984
Other financial costs	(12,116,468)	(21,356,549)	(23,876,755)

Gains from indexed assets and liabilities, net (1)	3,600,187	13,926,117	1,001,573

Foreign currency exchange differences (2)	(53,880,472)	(21,240,269)	(2,179,798)
Positive	26,738,738	17,473,252	6,200,002
Negative	(80,619,210)	(38,713,521)	(8,379,800)
Total Financial Costs	(114,487,004)	(78,931,409)	(77,149,576)

Total Financial Results	(114,252,183)	(77,345,376)	(73,994,699)

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

(1) Gains from Indexed Assets and Liabilities, Net	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Other financial assets (derivative instruments)	10,153,342	23,320,934	4,758,859
Other non-financial assets	819,503	105,210	9,064
Trade and other accounts receivable	526,361	2	33,883
Current tax assets and liabilities	4,965,940	8,189,573	2,640,499
Other financial liabilities (financial debt and derivative instruments)	(12,864,959)	(17,623,602)	(6,428,168)
Other provisions	-	(66,000)	(12,564)

Total	3,600,187	13,926,117	1,001,573

(2) Exchange Differences	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Cash and cash equivalents	2,584,228	882,326	1,084,551
Other financial assets (derivative instruments)	10,637,768	(23,775,272)	150,051
Other non-financial assets	-	23,905	37,636
Trade and other accounts receivable	9,884,307	5,299,539	(2,859,972)
Current tax assets and liabilities	-	(1,077,140)	(3,678)
Other financial liabilities (financial debt and derivative instruments)	(30,533,746)	(2,694,805)	(1,511,102)
Trade and other accounts payable	(46,453,029)	830,878	1,189,070
Other non-financial liabilities	-	(729,700)	(266,354)

Total	(53,880,472)	(21,240,269)	(2,179,798)

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

32.	INCOME TAXES

The following table presents the components of the income tax expense/(benefit) recognized in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013:

Current Income Tax and Adjustments to Current Income Tax for Previous Periods	For the years ended
	12-31-2015 ThCh$	12-31-2014 As adjusted (*) ThCh$	12-31-2013 As adjusted (*) ThCh$

Current income tax	(49,317,727)	(46,489,891)	(30,441,521)
Tax benefit arising from previously unrecognized tax credit of prior period used to reduce current tax expense	-	-	1,698,566
Adjustments to current tax from the previous period	(7,068,433)	(3,795,517)	484,711
Expense for current income tax due to changes in tax rates or the introduction of new taxes	-	(5,050,864)	-
Current tax income/(expense) related to hedge accounting	(32,386,954)	(2,460,042)	(8,998,661)

Current tax expense, net	(88,773,114)	(57,796,314)	(37,256,905)

Expense from deferred taxes for origination and reversal of temporary differences	12,117,295	23,698,208	261,648
Expense for deferred income tax due to changes in tax rates or the introduction of new taxes	-	(59,959,546)	-

Total deferred tax benefit / (expense)	12,117,295	(36,261,338)	261,648

Income tax expense, continuing operations	(76,655,819)	(94,057,652)	(36,995,257)

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

The principal temporary differences are detailed in Note 17.a.

The following table reconciles computed income tax expense resulting from applying the applicable statutory tax rate to “Profit before income taxes” and the actual income tax expense recognized in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013:

Reconciliation of Tax Expense	RATE %	12-31-2015 ThCh$	RATE %	12-31-2014 As adjusted (*) ThCh$	RATE %	12-31-2013 As adjusted (*) ThCh$

ACCOUNTING PROFIT BEFORE INCOME TAX		300,487,081		163,216,063		222,150,751

Total tax income (expense) using statutory rate	(22.50%)	(67,609,594)	(21.00%)	(34,275,372)	(20.00%)	(44,430,150)
Tax effect of rates applied in other countries	-	-	-	689	-	-
Tax effect of non-taxable revenues	0.70%	2,118,333	6.82%	11,132,065	5.39%	11,965,418
Tax effect of non-tax-deductible expenses	(3.47%)	(10,419,563)	(5.04%)	(8,225,638)	(3.20%)	(7,118,128)
Tax effect from change in tax rate	-	-	(39.82%)	(64,997,657)	-	-
Tax effect of adjustments to current taxes in previous periods	-	-	(2.33%)	(3,795,517)	0.22%	484,711
Tax effect of adjustments to deferred taxes in previous periods	(2.35%)	(7,068,433)	-	-	-	-
Price level restatement for tax purposes (equity investments)	2.10%	6,323,438	3.74%	6,103,778	0.95%	2,102,892
Total adjustments to tax expense using statutory rates	(3.01%)	(9,046,225)	(36.63%)	(59,782,280)	3.35%	7,434,893

Actual income tax expense	(25.51%)	(76,655,819)	(57.63%)	(94,057,652)	(16.65%)	(36,995,257)

(*) Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii.

33.	INFORMATION BY SEGMENT

The Endesa Chile’s activities were previously organized primarily around its core business, electric energy generation. Considering the differentiated information that was analyzed by the Company’s chief operating decision maker, segment information had been organized by the geographical areas in which the Group operates:

•	Chile
•	Argentina
•	Peru
•	Colombia

However, since all non-Chilean operations are now being presented as discontinued operations in the Group’s 2015 consolidated financial statements as a result of the corporate reorgainization described in Note 4.1 and 39, the Group now only has one operating segment, which is Chile. No separate segment results information is being presented since the they are the same results reported from continuing operations in the Group’s consolidated financial statements. Management has elected to present segment asset, liability and cash flow information on the previous basis of segmentation. The accounting policies used to determine that segment information are the same as those used in the preparation of the Endesa Chile’s consolidated financial statements.

The following tables present the asset and liability information on the previous basis of segmentation.

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
CURRENT ASSETS	567,841,878	595,881,466	459,495,019	56,079,003	1,980,785,898	329,704,908	928,453,235	121,446,537	475,985,410	(65,054,356)	4,412,561,440	1,038,057,558
Cash and cash equivalents	37,425,233	50,627,591	-	13,044,779	-	224,564,345	-	48,392,088	-	-	37,425,233	336,628,803
Other current financial assets	1,011,555	4,389,709	-	-	-	20,460,311	-	-	-	-	1,011,555	24,850,020
Other current non-financial assets	462,748	10,766,654	-	1,436,607	-	9,272,519	-	19,564,358	-	-	462,748	41,040,138
Trade and other current receivables	363,475,277	317,283,266	-	31,777,379	-	53,822,823	-	30,523,540	-	-	363,475,277	433,407,008
Current accounts receivable from related parties	68,946,489	113,257,285	-	7,651,647	-	7,818,044	-	7,413,257	(78,763)	(55,049,303)	68,867,726	81,090,930
Inventories	36,755,409	36,871,184	-	2,121,378	-	12,342,664	-	14,435,895	-	-	36,755,409	65,771,121
Current tax assets	14,857,462	44,701,761	-	47,213	-	1,424,202	-	1,117,399	-	-	14,857,462	47,290,575

Non-current assets and disposal groups held for sale	44,907,705	17,984,016	459,495,019	-	1,980,785,898	-	928,453,235	-	476,064,173	(10,005,053)	3,889,706,030	7,978,963

NON-CURRENT ASSETS	4,648,220,875	4,509,737,796	-	297,803,640	-	1,787,224,364	-	816,077,566	(1,782,011,982)	(1,211,229,025)	2,866,208,893	6,199,614,341
Other non-current financial assets	21,718,720	6,719,853	-	29,855	-	1,170,931	-	16,167	-	-	21,718,720	7,936,806
Other non-current non-financial assets	3,387,709	42,847	-	1,255,693	-	1,075,811	-	-	-	-	3,387,709	2,374,351
Trade and other non-current receivables	35,901	-	-	139,038,803	-	2,177,709	-	-	-	-	35,901	141,216,512
Investments accounted for using the equity method	1,852,588,709	1,852,154,230	-	2,732,534	-	-	-	48,358,845	(1,806,872,338)	(1,322,024,225)	45,716,371	581,221,384
Intangible assets other than goodwill	20,905,426	18,851,912	-	-	-	22,960,563	-	10,639,358	-	-	20,905,426	52,451,833
Goodwill	-	-	-	1,401,472	-	4,886,065	-	8,527,161	24,860,356	110,795,200	24,860,356	125,609,898
Property, plant and equipment	2,729,717,092	2,621,113,892	-	153,233,564	-	1,707,545,357	-	748,536,035	-	-	2,729,717,092	5,230,428,848
Deferred tax assets	19,867,318	10,855,062	-	111,719	-	47,407,928	-	-	-	-	19,867,318	58,374,709

TOTAL ASSETS	5,216,062,753	5,105,619,262	459,495,019	353,882,643	1,980,785,898	2,116,929,272	928,453,235	937,524,103	(1,306,026,572)	(1,276,283,381)	7,278,770,333	7,237,671,899

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	650,993,509	661,682,705	289,631,652	140,463,117	1,180,904,567	500,427,460	355,978,337	95,676,184	50,367,430	(5,511,873)	2,527,875,495	1,392,737,593
Other current financial liabilities	27,921,565	146,364,103	-	29,204,543	-	90,868,809	-	24,321,508	-	-	27,921,565	290,758,963
Trade and other current payables	341,275,697	330,234,622	-	80,964,391	-	194,459,886	-	57,377,029	19,183,912	29,262,418	360,459,609	692,298,346
Current accounts payable to related parties	250,892,133	120,867,395	-	13,946,683	-	131,257,351	-	6,228,108	6,692,352	(34,774,291)	257,584,485	237,525,246
Other current provisions	15,617,614	10,932,577	-	666,299	-	24,071,622	-	2,681,490	-	-	15,617,614	38,351,988
Current tax liabilities	14,484,736	31,480,257	-	6,819,509	-	55,331,792	-	760,776	-	-	14,484,736	94,392,334
Other current non-financial liabilities	23,330	16,313,502	-	8,861,692	-	4,438,000	-	4,307,273	-	-	23,330	33,920,467

Liabilities associated with disposal groups held for sale	778,434	5,490,249	289,631,652	-	1,180,904,567	-	355,978,337	-	24,491,166	-	1,851,784,156	5,490,249

NON-CURRENT LIABILITIES	1,177,739,370	1,060,892,736	-	101,749,459	-	883,041,285	-	275,049,420	29,265,389	315,065	1,207,004,759	2,321,047,965
Other non-current financial liabilities	917,197,790	778,135,168	-	44,052,205	-	862,784,448	-	140,731,046	-	-	917,197,790	1,825,702,867
Trade and other non-current payables	7,389,664	3,711,078	-	-	-	-	-	-	(1,413,978)	-	5,975,686	3,711,078
Non-current accounts payable to related parties	97,186	-	-	-	-	-	-	-	-	-	97,186	-
Other non-current provisions	50,702,975	25,161,118	-	-	-	465,509	-	3,226,928	-	-	50,702,975	28,853,555
Deferred tax liabilities	187,080,339	232,045,127	-	27,977,026	-	-	-	130,297,810	30,679,367	-	217,759,706	390,319,963
Non-current provisions for employee benefits	15,271,416	18,882,216	-	3,994,647	-	19,791,328	-	793,636	-	-	15,271,416	43,461,827
Other non-current non-financial liabilities	-	2,958,029	-	25,725,581	-	-	-	-	-	315,065	-	28,998,675

EQUITY	3,387,329,874	3,383,043,821	169,863,367	111,670,067	799,881,331	733,460,527	572,474,898	566,798,499	(1,385,659,391)	(1,271,086,573)	3,543,890,079	3,523,886,341
Equity attributable to Shareholders of the Parent	3,387,329,874	3,383,043,821	169,863,367	111,670,067	799,881,331	733,460,527	572,474,898	566,798,499	(1,385,659,391)	(1,271,086,573)	2,648,189,907	2,700,280,484
Issued capital	2,041,622,319	2,085,370,999	38,308,208	50,147,052	146,498,021	167,029,702	312,948,407	201,338,557	(1,207,662,870)	(1,172,172,225)	1,331,714,085	1,331,714,085
Retained earnings	1,726,639,411	1,405,870,674	52,817,928	14,567,871	217,958,121	110,289,985	39,261,286	130,039,328	181,696,622	349,976,415	2,218,373,368	2,010,744,273
Share premium	206,008,557	206,008,557	-	-	-	-	-	-	-	-	206,008,557	206,008,557
Other reserves	(586,940,413)	(314,206,409)	78,737,231	46,955,144	435,425,189	456,140,840	220,265,205	235,420,614	(359,693,143)	(448,890,763)	(1,107,906,103)	(848,186,431)
NON-CONTROLLING INTERESTS	-	-	-	-	-	-	-	-	-	-	895,700,172	823,605,857
TOTAL LIABILITIES AND EQUITY	5,216,062,753	5,105,619,262	459,495,019	353,882,643	1,980,785,898	2,116,929,272	928,453,235	937,524,103	(1,306,026,572)	(1,276,283,381)	7,278,770,333	7,237,671,899

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOW (*)	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Cash flow from (used in) operating activities	433,106,626	248,147,763	314,380,460	71,449,572	73,261,969	23,604,635	254,539,609	364,425,930	273,903,244	144,659,247	131,371,133	96,410,549	(2,540,818)	(407,290)	(529,838)	901,214,236	816,799,505	707,769,050
Cash flow from (used in) investment activities	(132,241,285)	34,558,118	64,846,892	(50,193,057)	(46,912,356)	(39,495,666)	(159,371,575)	(185,214,366)	(125,834,718)	(32,455,858)	(21,749,651)	(4,785,154)	(114,333,695)	(108,128,882)	(80,477,575)	(488,595,470)	(327,447,137)	(185,746,221)
Cash flows from (used in) financing activities	(302,477,643)	(290,982,024)	(328,525,319)	(18,352,756)	(20,558,700)	16,625,223	(259,847,758)	(151,340,517)	(104,425,180)	(141,981,410)	(97,913,910)	(94,269,560)	116,874,513	108,536,172	81,007,413	(605,785,054)	(452,258,979)	(429,587,423)

(*) See Note 4.1.II.iv for cash flows related to discontinued operations.

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

34.1	Direct guarantees

Creditor of Guarantee			Type	Assets Committed
	Debtor		of	Type	Currency	Book	Balance Pending as of			Guarantees Released
	Company	Relationship	guarantee			Value	Currency	12-31-15	12-31-14	2016	Assets	2017	Assets	2018	Assets
Mitsubishi	Central Costanera S.A.	Creditor	Pledge	Combined cycle	ThCh$	10,804,894	ThCh$	35,254,202	73,177,119	-	-	-	-	-	-
Credit Suisse First Boston	Central Costanera S.A.	Creditor	Pledge	Combined cycle	ThCh$	3,098,134	ThCh$	1,183,600	3,033,750	-	-	-	-	-	-
Citibank N.A.	Endesa Chile	Creditor	Pledge	Deposit in current account	ThCh$	435,681	ThCh$	435,681	702,470	-	-	-	-	-	-

As of December 31, 2015 and 2014, the amount of the Group’s property, plant and equipment pledged as collateral for liabilities amounted to ThCh$ 13,903,028 and ThCh$ 21,952,283, respectively.

As of December 31, 2015 and 2014, the Group had future energy purchase commitments totaled ThCh$ 3,060,828,771 (from which ThCh$ 3,050,571,988 related to continuing operations) and ThCh$ 714,390,637, respectively.

34.2	Indirect guarantees

There were no indirect guarantees as of December 31, 2015 and 2014.

34.3	Litigation and arbitration

As of the date of these consolidated financial statements, the most relevant contingent liabilities, for which no provisions have been recognized, because the Management believes that a present obligation does not exists, related to current litigation involving the Group are as follows:

a)	Continuing operations

Pending lawsuits of Endesa Chile and Subsidiaries

1.

In 2005, three lawsuits were filed against Endesa Chile, the Chilean Treasury and the Chilean Water Authority (“DGA”, for its acronym in Spanish), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15.279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against Endesa Chile that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Endesa Chile filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending.

2.

On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along the Pirihueico Lake, seeking to nullify DGA Resolution No. 732, which authorized the relocation of water rights collection for the Neltume power plant, from the Pirihueico Lake drainage 900 meters downstream along Fui River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized the DGA Resolution No. 732, which approved the transfer of the collection. The plaintiffs also seek to have the recording of the deed struck from the Water Rights Register, if entered, and to require the Chilean Treasury, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA Resolution. The plaintiffs seek to reserve their right to indicate the type and amount of damages in a subsequent legal proceeding. The claim is for an undetermined amount because the plaintiffs have requested that damages be determined in another suit, once the DGA Resolution is nullified. The discussion period has ended and the evidence action has been determined, which after notification was subject to a motion of reversal filed by the plaintiff, and to a nullity incidental plea filed by Endesa Chile, which both rejected. The proceeding was suspended by mutual agreement until March 9, 2013, after which it was immediately restarted. On August 20, 2013 the pending conciliation hearing took place without success. After the end of the ordinary, extraordinary and special periods of evidence on January 22, 2015, the parties were summoned to acknowledge the ruling, and on April 23, 2015, the Court issued a ruling accepting the complaint, declaring DGAResolution No. 732 null as public legislation. Endesa Chile, in turn, filed a writ of appeal and reversal in the form before the Santiago Court of Appeals, which are still pending of resolution.

3.

On May 12, 2014, Compañía Eléctrica Tarapacá S.A., (hereinafter “Celta”) formally filed an arbitration claim against Compañía Minera Doña Inés de Collahuasi, requesting that the Arbitration Court of Law declare that through the contracts entered into in 1995 and 2001, the parties have established a long-term contractual relation, characterized by the economic balance that there must be in their reciprocal services supplied and that, due to the above, greater costs corresponding to the investment that must be made to comply with the emission standard contained in DS (Supreme Decree) (MMA) No. 13, 2011 must be shared by the parties. Based on this, the defendant should start paying up to the maturity is the aggregate of the contract, a fixed monthly charge that through March 31, 2020 would amounts to US$72,275,000 (approximately ThCh$ 51,326,814), for the proportional part of the investments that the defendant must pay due to the Supreme Decree mentioned above.

The claim was notified on July 3, 2014. On August 8, 2014, Collahuasi contested Celta’s claim and filed a counterclaim against Celta requesting that the Court declare that Celta has violated the prohibition to call on as precedent what was agreed to in the modifications of the 2009 supply contracts, reserving the right to discuss and prove the amount of damages. On August 26, 2014, Celta filed its response to the main claim and contested the counterclaim. On September 11, 2014 Collahuasi filed its rejoinder to the main claim and its response to the counterclaim. On October 1, 2014, Celta filed its response to the counterclaim. Additionally, the Arbitration Judge formulated a questionnaire with questions separately to each one of the parties and also with common questions for both.

Once the parties responded to the questions, the arbitrator gave the parties a deadline of January 16, 2015 to contest or observe the answers provided and the documents attached specifying the contrary. The arbitrator gave the parties for their study a base for an agreement.

4.

In August 2013, the Chilean Superintendence of the Environment (SMA, for its acronym in Spanish) filed charges against Endesa Chile alleging several violations of Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and explanatory resolutions that environmentally certified the Bocamina Thermal Power Plant Extension Project. These alleged violations are related to the cooling system discharge channel, an inoperative Bocamina I desulphurizer, non-compliance with information delivery obligations, surpassing CO limits, failures in the acoustic perimeter fence of Bocamina I, excessive noise levels and having no technological barriers that prevent the massive entry of biomass in the intake of the central power plant. Endesa Chile submitted a compliance program that was not approved. On November 27, 2013, SMA added two additional violations to its charges. Endesa Chile presented its defense in December 2013, partially recognizing some of these violations (which could reduce the fine by 25% in case of recognition) and contesting the remainder. On August 11, 2014, the SMA passed Resolution No. 421 that fined Endesa Chile 8,640.4 UTA for environmental non-compliances that are the subject matter of the sanction proceeding. Endesa Chile filed an illegality claim against the SMA before the Third Environmental Court of Valdivia which on March 27, 2015 issued a ruling that partially annulled the sanctions imposed of by the SMA, instructing it to consider aggravating circumstances evidenced in connection with the calculation of the fine imposed. The company filed a writ of reversal in substance before the Chilean Supreme Court, which was rejected, the sanction imposed was confirmed. As of December 31, 2015, and the amount has been paid.

b)	Discontinued operations

Pending lawsuits of Endesa Chile and Subsidiaries

1.

In 2001, a lawsuit was filed against Endesa Chile’s Colombian generation subsidiary Emgesa S.A. E.S.P., as well as the non-related companies, Empresa de Energía de Bogotá S.A. E.S.P. (EEB) and Corporación Autónoma Regional de Cundinamarca (CAR), by the residents of Sibaté, in the Colombian Department of Cundinamarca. This lawsuit seeks to hold the defendants jointly liable for the damages and prejudices derived from the pollution to the El Muñá dam reservoir, resulting from the pumping of polluted waters from the Bogotá River by Emgesa. Emgesa has denied these allegations arguing, among others, that it does not have any responsibility since it receives the waters already contaminated. The plaintiffs’ initial demand was for approximately Th$3,000,000,000 colombian pesos (approximately ThCh$ 675,000,000). Emgesa filed a motion for the joinder of numerous public and private entities that dump into the waters of the Bogotá River or that in any way are responsible for the environmental stewardship of the river basin. The Third Section of the State Council has received the petition and ordered certain companies joined as defendants. In January 2013, several of the defendants filed responses to the complaint. In June 2013, a motion to annul the proceedings was denied. The resolving preliminary objections and the summons to a conciliation hearing are currently pending. In June 2015 a resolution was enacted instructing the dismissal of EEB by reason of a nullity defect as well as the exclusion of those entities that had been identified by the Cundinamarca Administrative Court as defendants for having polluted the waters of Bogotá River, which had been confirmed by the State Council. A motion for reversal was filed against this decision, or an appeal. The resolution of such actions is pending.

2.

A class action lawsuit has been filed by residents of the Colombian Municipality of Garzón, alleging that the construction of the El Quimbo hydroelectric project has caused the plaintiffs’ income from handicrafts or entrepreneurial activities to decrease by an average of 30%. The lawsuit claims the decrease was not considered when the project’s social-economic impact report was drafted. Emgesa has denied these allegations on the basis that (i) the social-economic impact report complied with all methodological criteria, including giving all interested parties the opportunity to be registered in the report, (ii) the plaintiffs are not residents and therefore, compensation is allowed only for those whose revenues are, in their majority, coming from of their activity in the direct area of influence of the El Quimbo hydroelectric project and (iii) compensation must not go beyond the “first link” of the production chain and must be based on the status of the income indicators of each affected person. A proceeding was filed in parallel by 38 inhabitants of the Municipality of Garzón, who are claiming compensation for being affected by the El Quimbo hydroelectric project since they were not included in the social-economic impact report. A mandatory settlement hearing was unsuccessful. The court ordered a test, which is currently in the preliminary phase. In the parallel proceeding, an exception previous of pending lawsuit was filed, based on the existence of the principal proceeding. The proposed exception is pending ruling. The amount involved in this proceeding is estimated to be approximately Th$93,000,000 colombian pesos (approximately ThCh$ 20,925,000).

3.

The fiscal authority in Peru, SUNAT (in Spanish Superintendencia Nacional de Administración Tributaria), questioned Edegel in 2001 regarding the manner in which it was accounting for the valuation of its depreciating assets. Edegel had conducted a voluntary reevaluation for the 1996 fiscal year, and as a result of such reevaluation it recorded a reduction of goodwill with respect to assets. This depreciation was recorded as an expense. The amount rejected by SUNAT is related to financial interest paid during the construction phase of the power plants. SUNAT claims (i) that Edegel has not demonstrated that it was necessary to obtain financing to build the power plants and (ii) that such financing was actually incurred. Edegel has responded that SUNAT cannot request such evidence because the reevaluation assigns the assets a market value when the reevaluation was performed, instead of the historical value of the assets. In this case, the methodology considered that the power plants of such scale were built with financings. In addition, Edegel claimed that if SUNAT disagreed with the valuation, it should have conducted its own appraisal, which it failed to do. On February 2, 2012, the Tax Court (“TF”) issued a ruling for the 1999 fiscal year in favor of two of Edegel’s power plants, and against four power plants, based on the fact that a verified financing was only evidenced for the first two power plants. Consequently, the TF ordered SUNAT to recalculate the taxes payable by Edegel, which amounted to ThCh$ 8,474,708 (€11 million) that were paid by Edegel in June 2012. This amount will be recovered if Edegel obtains favorable rulings in the following claims it has subsequently filed:

(i).	an administrative contentious claim before the Judicial System against the TF’s ruling, filed in May 2012 (which would result in a complete recovery of the taxes).

(ii).

a partial appeal against the recalculation that SUNAT performed according to TF’s ruling, on the basis that the recalculation was incorrect, filed in July 2012 (which would result in a partial recovery of the taxes).

In August 2013, Edegel received notice of an unfavorable ruling with respect to claim i). Edegel filed an annulment appeal against the ruling, since the resolution violates its motivation right and it is untimely. In May 2015, Edegel received notice of the resolution of the Court of Appeal which: (i) annulled the resolution from the Justice Department (“JD”) which rejected the petitions of the demand of the company; (ii) the claims rejected were declared admitted; and (iii) it was ordered to the JD to return to the stage of determination of the controversy points. In June 2015, Edegel received notice from the JD that it declared admitted the claims rejected and it was submitted to the attorney general’s office for issuance of a new pronouncement (in Peru when the Government is engaged as a party in a judicial process a general attorney designated by the Public Ministry must be involved, in order for him to be informed and to opine regarding the controversy. Such opinion is not binding for the judge or the Court that must resolve the litigation).

For the 2000 to 2001 fiscal years, Edegel paid ThCh$ 3,852,140, the equivalent of €5 million, and made a provision of ThCh$ 770,428 (€1 million).

In November 2015, Edegel was notified through Resolution No. 15281-8-2014, stating that the TF ruled with respect to the indicated appeal by which it was declared annulled the Resolution where the SUNAT objected to the loss deductions related to the financial derivative instruments. Then, it confirmed the objections related to the non-deductibility of depreciation of the non-accredited technical assistance services rendered to Generandes and the financial interests accrued on the loans for the acquisition of treasury shares; and, finally, it revoked both matters. It is important to note that, although the TF’s resolution revoked the objections related to the excess in depreciation of the revalued assets, it nevertheless, stated that the SUNAT will apply what is resolved in the company’s appeal of Income Taxes filed for the fiscal year 1999 (EXp. No. 10099 to 2012), which is still pending resolution.

In December 2015, it still pending that the TF submit the case to the SUNAT in order for it to recalculate the debt based on the established criteria.

For the 1999 fiscal year it is expected that the Judicial System will enact a new resolution on the Edegel lawsuit and that the TF will decide on the partial appeal filed by Edegel. For the 2000 and 2001 fiscal years, filed new evidence in order to reduce amount of that could be paid from ThCh $4,622,568 (€6 million) to ThCh$ 1,001,556 (€1.3 million); however, the TF could determine that the evidence is inadmissible as untimely. In December 2014, the TF enacted a resolution on the appeal filed by Edegel, but it has not yet been notified. Notification is expected. TF is expected to forward the case to the SUNAT for the recalculation of the debt according to the established criteria.

The amount involved in these proceedings is S/.63,944,287 (approximately ThCh$ 13,305,207), which is divided between the assets amount of S/.59,819,819 (approximately ThCh$ 12,447,008) and the liabilities amount of S/. 4,124,468 (approximately ThCh$ 858,198).

4.

The Regional Autonomous Corporation of Cundinamarca (CAR for its acronym in Spanish) in Colombia, through Resolution No. 506, enacted on March 28, 2005, and Resolution No. 1189, enacted on July 8, 2005, imposed on Emgesa S.A.E.S.P., EEB and Empresa de Acueducto y Alcantarillado de Bogotá (“EAAB”) the execution of construction work on the El Muña dam reservoir, whose effectiveness, among other things, depends on maintaining Emgesa’s water concession. Emgesa S.A.E.S.P. filed an action for annulment and reestablishment of Law against these Resolutions before the Administrative Court of Law of Cundinamarca, Section One. The first instance court rejected the annulment of the resolutions mentioned above. Appeals were filed by Emgesa, EEB and the Empresa de Acueducto y Alcantarillado de Bogotá, which are pending resolution decision. Also, there is another action for annulment and reestablishment filed by Emgesa against the CAR for annulment of Article 2 of Resoultion 1318 of 2017 and Article 2 of Resolution 2000 of 2009, both of which imposed to Emgesa the implementation of a Contingency Plan and to carry out an study on “Air Quality” for the potential suspension of water pumping in the dam reservoir. This action pretends to annul the administrative acts imposed due to impracticability to anticipate the “Air Quality” and the implementation of the “Contingency Plan”. In this action it was presented a favorable accountant expert report, for which it was requested clarification to Emgesa. It is pending clarification of previous expert report and a second expert report to value the Works anticipated by the company. The amount at issue is undetermined.

5.

In February 2015 Emgesa was notified of a Popular Action filed by Comepez S.A. and other fish farming companies located near the Betania dam, on the grounds of the protection of the right to a healthy environment, public health and food safety, in order to prevent, in the opinion of the plaintiffs, the danger of a massive fish mortality among other damages from the filling of the reservoir for the El Quimbo Hydroelectric Project dam, also located at the basin of the Magdalena river. Regarding the status of the proceeding, the Huila administrative court issued in February 2015, a preliminary injunction that prevents the filling of the El Quimbo dam reservoir until the river has reached optimal flow, among other requirements. Emgesa filed a motion for reversal against this decision requesting a probation order and the release of such measure, which motion was dismissed by the court. The appeal filed by Emgesa was granted only in the remand effect. The preliminary injunction was amended, allowing Emgesa to start filling the dam reservoir. Nevertheless, CAM, the regional environmental authority, in Resolution No. 1503 issued on July 3, 2015 directed Emgesa to temporarily stop filling the El Quimbo dam reservoir. The legal actions to be adopted are under analysis by Emgesa, notwithstanding the filling procedure continues normally. The appeal is pending. The Colombian Government, through Decree 1979, has requested the lifting of the generation suspension and reported that Emgesa must abide by such Decree. On December 15, 2015, the Constitutional Court decided that the referred Decree 1979 was unenforceable, consequently, EMGESA suspended at midnight of that date the generation of energy at El Quimbo. Emgesa presented presented the corresponding arguments.

On December 24, 2015, the Ministry of Energy and Mining and the National Authority of Aquaculture and Fishing (“AUNAP”) filed a writ of protection of constitutional rights to Civil Courts of Circuito de Neiva as a transitional mechanism to avoid damage, and meanwhile the Huila administrative court decides on releasing the precautionary measure, they requested the generation of energy of El Quimbo. Moreover, they requested to authorize such generation as an interim measure until a ruling on the writ of protection is made. On January 8, 2016, Emgesa was notified of the decision of the Civil Court of Circutio de Neiva which authorized Emgesa to immediately restore the generation of energy as a transitional measure until the Huila administrative court decides on releasing or not the precautionary measure. The amount of this proceeding is undetermined.

Enel	Brasil S.A. and Subsidiaries.

-	Ampla Energía S.A.

1.

In Brazil, Basilus S/A Serviços, Empreendimentos e Participações (successor to Meridional S/A Serviços, Empreendimentos e Participações from 2008) is the holder of the litigation rights that it acquired from the construction companies Mistral and CIVEL, which had a civil works contract with Centrais Elétricas Fluminense S.A. (CELF). This contract was terminated before CELF’s privatization process. Since CELF’s assets were transferred to Ampla during the privatization process, Basilus (previously Meridional) sued Ampla in 1998, arguing that the transfer of the referred assets was done in detriment of its rights. Ampla only acquired assets from CELF, but is not its legal successor since CELF, a state-owned company, still exits and maintains its legal personality. Basilus demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Basilus, and Ampla and the State of Rio de Janeiro filed the corresponding appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by Basilus, in Ampla’s favor. Basilus filed an appeal against the resolution, which was denied. In July 2010, Basilus filed an Appeal under Specific Court Regulations (Agravo Regimental) before the Superior Court of Justice of Brazil, which also rejected the appeal in August 2010. Seeking to overturn such decision, Basilus filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also rejected. In June 2011, Basilus filed an Appeal to Amendment of Judgment (Embargos de Declaração) in order to clarify a supposed omission by the Superior Court of Justice in the decision on the Petition for Writ of Mandamus, which was not accepted by the court. Against this decision, Basilus filed an Ordinary Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On March 28, 2012 the Reporting Justice decided the Ordinary Appeal in favor of Basilus. Ampla and the State of Rio de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Ordinary Appeal of the Petition for Writ of Mandamus must be submitted to the decision by an en banc session and not by a single Reporting Justice. Basilus challenged the decision. The decision of August 28, 2012 was published on December 10, 2012, and the Appeal to Amendment of Judgment had been filed by Ampla and the State of Rio de Janeiro to remedy the existing error in its publication, in order to avoid future divergence. Basilus filed its arguments and on May 27, 2013, the Appeal to Amendment of Judgment filed by Ampla and the State of Rio de Janeiro were accepted and the error corrected. On August 25, 2015 the appeal filed by the plaintiff was rejected. The decision was published on December 10, 2015, and Basilus filed an appeal to Amendment of Judgment, which is pending resolution. The amount involved in this proceeding is estimated to be approximately R$1,344 million (approximately ThCh$ 244,430,592).

2.

The Brazilian Internal Revenue Service (IRS) claims an alleged underreporting of dividends by Endesa Brasil, now called Enel Brasil than it reported. The Brazilian IRS claims that the total amortization of goodwill (greater value) recorded by Enel Brasil, in 2009 in the equity accounts, should have been recorded in the comprehensive income accounts. As a result, the procedure performed was inadequate and a greater profit would have been generated and consequently, a higher amount of dividends distributed. The alleged surplus in dividends was interpreted by the Brazilian IRS as payments to non-residents, which would be subject to a 15% income tax retained at the source. Enel Brasil responded that all the procedures adopted by Enel Brasil were based on the company’s interpretation and in accordance with Brazilian accounting standards (Brazilian GAAP), and confirmed by the external auditor and by a legal opinion (from Souza Leão Advogados). Enel Brasil has filed its defense in the administrative first instance and is waiting for an administrative first instance ruling. The amount involved in this proceeding is R$233 million (approximately ThCh$ 42,375,244).

3.

In December 2001, the Brazilian Federal Constitution was amended to apply the CONFINS tax (Contribuicao para o Financiamento da Seguridade Social) a tax levied on revenues, to electricity energy sales. The Constitution states that the changes on social contributions are effective 90 days after their publication. Ampla started to pay this COFINS tax in April 2002. However, the Brazilian Internal Revenue Service notified Ampla that the 90-day delay of entry into force is applied to statutory amendments, but are not applicable to constitutional amendments, which are effective immediately. In November 2007, the appeal filed before the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level, ruled against Ampla. In October 2008, Ampla filed a special appeal that was rejected. On December 30, 2013, Ampla was notified of the decision to reject its position that the COFINS tax payments were not due for the period from December 2001 to March 2002 based on the Constitution providing that legislative changes are effective 90 days after their publication. Ampla filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds and was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must be 120%, rather than the previous 130%, of the tax debt and the bond was reduced to € 44 million. Ampla submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Ampla opposed its defense in July 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. The amount involved in this case is estimated to be approximately R$ 149 million (approximately ThCh$ 27,098,332).

4.

In August 1996, Ampla obtained a favorable ruling granting it an exemption from paying the COFINS tax for the period prior to the 2001 amendment of the Brazilian Federal Constitution which expressly made electric power operations subject to the COFINS tax. Following the definite decision in favor of Ampla issued in 2010, the Brazilian Treasury attempted to overturn the 1996 decision favorable to Ampla through a recession action. Ampla refiled a suit originally filed in 1996 seeking a refund of its COFINS tax payments from April 1992 to June 1996, based on the favorable ruling in the first lawsuit described above. The suit seeking a refund of the COFINS tax had been suspended pending the resolution of the first lawsuit above. In June 2013, Ampla received a favorable decision entitling it to a refund of its COFINS tax payments for the periods requested. The Brazilian Treasury appealed the decision. In October 2014, the Court of the State of Río de Janeiro ordered a new trial since it considered that the Brazilian Treasury did not have the opportunity to manifest in the prior decision judgment. In May 2015, the Brazilian Treasury presented its final plea and in July 2015 a new favorable first instance ruling entitling Ampla to a refund of its COFINS made from 1992 to 1996 was issued. In August 2015, the tax authorities filed an appeal at the Court of the State of Rio de Janeiro. The sum Ampla has requested as a tax refund amounts to R$ 167 million (approximately ThCh$ 30,371,956).

5.

In 2002, the State of Rio de Janeiro issued a decree stating that the ICMS (a tax similar to the Chilean Value Added Tax) should be paid and filed on the 10th, 20th and 30th days of the same month of the tax accrual. Ampla continued paying ICMS in accordance with the previous system (filing within five days after the end of the month of its accrual) and did not adopt the new system between September 2002 and February 2005 due to cash flow issues. Additionally, Ampla filed a lawsuit to dispute the constitutionality of the new filing requirement. These lawsuits were unsuccessful, and Ampla has filed suit alleging constitutional violations before the Brazilian Supreme Federal Tribune. Since March 2005, Ampla has been paying the ICMS according to the new system. In September 2005, the IRF imposed on Ampla a penalty fee and interests due to the delay in filling the ICMS as set forth in the aforementioned decree of 2002. Ampla appealed the resolution before the Administrative Courts, based on the fiscal Amnesty Laws of the State of Río de Janeiro published in 2004 and 2005 (forgiving interest and penalties if the taxpayer paid the taxes due).

Ampla alleges that if the aforementioned tax amnesties are found to be inapplicable to it, the law would punish taxpayers that are delayed only a few days in their tax payments (as in the case of Ampla) more harshly than those who failed to pay their taxes and later formally adopted the various tax amnesties and thus, regulate their tax situation through the filing of overdue unpaid taxes.

On May 9, 2012, The “En Banc Council” (a special body within the Taxpayers Council, representing the last administrative instance) issued a judgment against Ampla. The decision was notified on August 29, 2012. Ampla appealed to the State Public Treasury (Hacienda Pública Estadual) using a special review procedure based on the equity principle, before the Governor of the State of Río de Janeiro. The appeal has not been resolved and therefore, the tax should be suspended. However, the State of Río de Janeiro recorded the tax due in the Public Register as if demandable and therefore, on November 12, 2012, Ampla was obliged to post a surety bond in the amount of € 101 million (R$ 293 million) in order to receive a certification of fiscal good standing to continue receiving public funds. On June 4, 2013, in a decision of second instance, the State Public Treasury obtained a ruling against Ampla’s surety bond. In September 2013, Ampla filed a letter of guarantee to substitute for the surety bond rejected by the court. However, Ampla reiterated to the attorney of the State, the petition of review, which is still pending decision. Despite this, the State Public Treasury submitted the fiscal execution and Ampla opposed its defense. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. In June 2015, the Supreme Court of Brazil issued a favorable ruling for Ampla for a lawsuit filed in 2002 to dispute the constitutionality of the new filing requirements. This resolution will lead to the suspension of the collection procedures of penalties and interests, since the tax is already paid. The State of Rio de Janeiro might eventually appeal, but its likelihood of winning are very limited as the outcome of the procedure was issued by the plenary. Also, the sentence will mean the release of the guarantee. The decision was published on October 2, 2015 and the Brazilian Treasury has 10 days to appeal. Once elapsed the period the resolution becomes final, and at that time the resolution will be presented to the administrative collection body (process). The State Public Treasury did not file an appeal and on October 25, 2015, Ampla presented to the special collection body the favorable resolution to it issued by the Brasilia Supreme Court. The amount involved in this proceeding is R$ 285 million (approximately ThCh$ 51,832,380).

6.

In order to fund the purchase of Coelce in 1998, Ampla issued long-term debt abroad through securities called Fixed Rate Notes (FRNs) which were governed by a special tax regime whereby interest payments received by non-resident holders were exempt from taxation in Brazil, as long as the debt was issued with a minimum maturity of 8 years. In 2005, the Brazilian IRS notified Ampla the special tax regime did not apply based on its understanding that prepayments were made before the stated maturity, due to the fact that Ampla had received financing in Brazil which was allocated to the FRN holders. Ampla argues that these two transactions are independent and legally valid. The non-application of the special tax regime means that Ampla would have failed to comply with its obligation to retain the tax and to record it as interest payments made to non-resident holders. The tax resolution was appealed and in 2007 the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level, annulled it. However, the Brazilian Internal Revenue Service (responsible for tax collection and compliance with tax laws) contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative appeals level, and on November 6, 2012, it ruled against Ampla. The decision was notified to Ampla on December 21, 2012. On December 28, 2012, Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) before the Superior Chamber of Fiscal Resources in order to obtain a final resolution regarding contradictory points of the decision and to incorporate in it the relevant defense arguments that were omitted. The petition was denied. As a consequence, Ampla filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds. Ampla was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must be 120%, rather than the previous 130%, of the tax debt and the bond was reduced to € 331 million. Ampla submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Ampla opposed its defense on June 27, 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. It is important to mention that the final unfavorable decision of the Superior Chamber of Fiscal Resources could lead to a possible criminal proceeding against some employees and managers of Ampla. The amount involved in this case is estimated to be approximately R$ 1,128 million (approximately ThCh$ 205,147,104).

7.

The Trade Union of Niterói, representing 2,841 employees, filed a labor claim against Ampla, requesting the payment of salary differences of 26.05% retroactive to February 1989, pursuant to the Economic Plan instituted by Law Decree No.2,335/87. In the court of first instance, the decision was partially unfavorable for Ampla. The court ordered payment of the salary differences requested retroactive to February 1, 1989, and legal fees of 15% of such amount. Ampla filed several appeals, among them an Extraordinary Appeal which is currently pending. A mandatory mediation was unsuccessful. In parallel, Ampla has filed a motion for Advanced Dismissal of Enforcement (Exceção de Pré-Executividade) based on the jurisprudence of the Federal Supreme Court, which has previously declared the non-existence of a right acquired on the URP readjustment of Law Decree No. 2,335/87. In addition, Ampla alleged the exception of the payment for these readjustments and, alternatively, requested the limitation of this readjustment using October 1989 salaries as a baseline. In the court of first instance, Ampla obtained the declaration of unenforceability of legal title, against which the applicant filed an appeal (Agravo de Petição). The decision was partly favorable regarding the exception of payment, but not regarding the limitation of the salary differences, using October 1989 salaries as a baseline. On September 10, 2014, the court rejected the Special Appeals (Agravo de Instrumento) presented by both parties, who filed a Petition for Clarification of the Decision (Embargos de Aclaración) against this judgment. In June 2015, Ampla presented its arguments to the Court regarding the Extraordinary Appeal filed by the Union, which were rejected by the Court. On December 16, 2015 the Extraordinary Appeal has been submitted to the Superior Court of Law for its judgment. The amount involved in this proceeding is estimated to be approximately R $ 63,678,286 (approximately ThCh$ 11,581,042).

8.

Companhia Brasileira de Antibióticos (Cibran) filed suit against Ampla in order to receive compensation for the loss of products and raw materials, machinery breakdown, among other things that occurred as a consequence of poor service provided by Ampla between 1987 and May 1994 and compensation for moral damages. This litigation is related to other five actions filed by Cibran against Ampla based on power outages allegedly caused by Ampla in the period from 1987 to 1994, 1994 to 1999 and part of 2002. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. Ampla challenged such assessment and requested a new expert assessment. On September 5, 2013, the judge rejected the prior petition, whereupon Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) and subsequently a Special Appeal (Agravo de Instrumento), both of which were rejected by the court. Against the latter, Ampla filed a Special Appeal before the Superior Court of Justice, which is pending review. In September 2014, a first instance judgment in one of these proceedings ordered Ampla to pay compensation of R$ 200,000 (approximately ThCh$ 36,373) for moral damages, in addition to the payment of material damages caused due to failures in supply of service, which have to be assessed by an expert in the sentence execution stage. Ampla filed a Clarification Attachment against this ruling that was rejected.

In December 2014, Ampla filed an appeal, currently pending decision. On June 1, 2015, a judgement in other of the proceeding ordered Ampla to pay moral damages of R$80,000 (approximately ThCh$ 14,534), in addition to material damages for Ampla’s failures in supply of service of R$95,465,103 (approximately ThCh$ 17,362,047) (plus price-level restatement and interest). Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) against this judgement, which was rejected by the court. Ampla has filed an appeal. In the remaining proceedings, a first instance court ruling is pending. The amount involved for all these cases is estimated to be approximately R$ 374,014,593 million (approximately ThCh$ 68,021,285).

-	Compañía de Interconexión Energética S.A. (CIEN, subsidiary of our associate)

1.

In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the contract “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” signed in 1999 between CIEN and Centrais Geradoras do Sul do Brasil S.A (which is now known as Tractebel Energía). Tractebel Energía asked the court to order CIEN to pay a rescission penalty of R$ 117,666,976 (approximately ThCh$ 21,399,857) plus other fines due to the unavailability of energy. The breach allegedly occurred due to a failure by CIEN to ensure sufficient capacity as contracted with Tractebel Energía during the 20-year period, which allegedly took place beginning in March 2005. In May 2010, Tractebel Energía notified CIEN via a written statement, but not judicially, its intention to exercise step-in rights of Line I (30%). The proceeding is currently at the first instance. CIEN petitioned to join this proceeding with the lawsuit filed by it against Tractebel Energía in 2001, which involves a dispute relative to exchange rates and taxing issues. The petition to join both proceedings was rejected by the court. Subsequently, CIEN filed a request to suspend the proceeding for 180 days in order to avoid potentially divergent decisions. The court ordered the suspension of proceedings for one year pending the outcome of the other lawsuit of CIEN against Tractebel Energía. The court issued a resolution extending this suspension until July 9, 2015. This proceeding has not had any changes as of to date.

2.

In 2010, Furnas Centrais Eletricas S.A. filed a suit against CIEN, based on CIEN’s alleged breach of the contract “Firm Capacity Purchase with Related Energy for the purchase of 700 MW of firm capacity with related energy originating from Argentina”, which was signed in 1998 with a term of 20 years beginning in June 2000. In its lawsuit, Furnas requested a compensation of R$ 520,800,659 (approximately ThCh$ 94,716,974) corresponding to a rescission penalty included in the contract, plus adjustments and default interests, from the date of filing of the claim until actual payment. Furnas also requested for additional penalties based on the lack of availability of the “firm power and related energy” and for other damages to be determined upon the final decision. The first trial judgment denied the claims of Furnas for CIEN’s responsibility for breach of its contractual obligations. The Court recognized the existence of force majeure because of the energy crisis in Argentina. The claimant filed an appeal against this sentence. In July, CIEN presented its arguments to the Court regarding the appeal filed by Furnas. Moreover, regarding the foreign language documents presented by CIEN, the judge of first instance determined that those documents would be excluded from the lawsuit, which decision was confirmed by the 12th Civil Section of the State Court. CIEN has filed a Special Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice. In addition to the foregoing, CIEN received a notice from Furnas, not at the judicial headquarters, indicating that in case of rescission due to CIEN’s breach, Furnas would have the right to acquire 70% of Line I.

-	Compañía Energética Do Ceará S.A. (Coelce, subsidiary of our associate)

1.

In 1982 under the framework of an electricity supply network expansion in Brazilian rural areas, which was financed principally by international development banks (IDBs), the then-state-owned Coelce signed contracts with 13 cooperatives at the request of the Brazilian government and the IDBs to implement this project. Under the contracts, Coelce operated and maintained the assets and paid a monthly fee, which was adjusted for inflation. These contracts were of indefinite length and failed to clearly identify the networks that were under their scope due the public nature of Coelce and the fact that they were often repaired, creating a confusion between the assets that were operated and maintained by Coelce, and the assets that were owned by it. From 1982 until June 1995 COELCE regularly paid rent for the use of the electric system to cooperatives, updated monthly by the relevant rate of inflation. However, from June 1995, Coelce, he was still state-owned, decided not to continue updating the value of payments nor make adjustments which they came. In 1998 Coelce was privatized, at which time it became part of the Enersis Group, and continued to pay the rent of networks cooperative mode was being done even before its privatization, that is, without updating lease values. Consequence of the above, some of these cooperatives have brought legal action against Coelce, among which highlight the two actions initiated by Cooperativa de Eletrificacao Rural do V do Acarau Ltda (Coperva) and filed by Coperca and Coerce. After 13 years of regular performance of the lease by making payments adjusted for inflation, in 1995 Coelce started making payments without adjustment, and continued to do so after its privatization in 1998. In view of the foregoing, some of these cooperatives have filed claims against Coelce for the payment of the adjustment for inflation.

Coelce’s defense is basically grounded on the argument that the adjustment is not applicable, since the assets lacked value due to their very extended useful lives, taking into consideration their depreciation; or, alternatively, if the assets were deemed to have any value, it would be very low since Coelce performed their replacement, extension and maintenance. The amount involved in this litigation is approximately R$179,581,359 (approximately ThCh$ 32,660,102). One of the plaintiffs in this litigation, Cooperativa de Eletrificação Rural do V do Acarau Ltda (Coperva), filed a review action requesting expert evaluation of the issue. Once the expert report was delivered, Coelce claimed there were technical inconsistencies therein and requested a new evaluation to be conducted, but the court denied the claim and ruled the “anticipated execution of the decision”, which entails the preliminary determination of the adjusted monthly payments Coelce should have made and ordering the immediate payment of the difference between such adjusted values and the values Coelce actually paid. An appeal has been filed and a precautionary measure has been obtained in favor of Coelce, staying the anticipated execution of the decision. On April 7, 2014 a court of first instance denied Coperva’s claims. Coperva has appealed and the decision is pending. Another plaintiff in the ligation filed a review action in 2007, through which Coperva is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará), to be calculated at 1% of the value of the asset leased, estimated by Coperca to be at R$15.6 million (approximately ThCh$ 2,837,140). This proceeding is in a first instance and has not yet started the evidence presenting stage. The amount involved in this proceeding is estimated to be R$94,359,638 (approximately ThCh$ 17,160,998). In Coelce’s case, the review action was filed in 2006 and Coelce is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará), to be calculated at 2% of the value of the asset leased. The amount involved in this proceeding is R$108,628,889 (approximately ThCh$ 19,756,118). This proceeding, as well as the one for Coperva, has not been advanced by the plaintiff and both are in their first instance.

2.

Coelce bills the “low income” consumer with a social discount that determines a final rate called “baja renta” (low income). The State compensates Coelce for this discount as a state subsidy. The ICMS (a tax similar to the Chilean Value Added Tax) is transferred (deducted) by Coelce over the amount of the normal rate (without the discount). On the other hand, the State of Ceará establishes that the ICMS does not apply to billings that fluctuate between 0 and 140 kW/h. Also, Coelce, in order to calculate the ICMS deducible amount in reference to the total ICMS supported in energy purchases must apply the “pro rata” rule. The rule states that the percentage that represents revenues subject to ICMS over the total income (whether or not subject to ICMS). Coelce considers, for the purpose of its inclusion in the pro rata denominator, that the revenue not subject to ICM is the result of applying the end sales price of energy (price after the subsidy is discounted) and the Brazilian IRS holds that the income not subject to ICMS is the price of the normal rate (without discounting the subsidy). The Brazilian IRS’s position implies a lower ICMS deduction percentage. The Brazilian Treasury view is that the “ICMS pro rata” calculation should be based on the normal rate value in “low income” energy sales cases, instead of the reduced rate that Coelce uses. The Brazilian Treasury criteria results in a greater ICMS non-recoverable percentage, which results in a higher ICMS payable.

Coelce argues that its calculation is correct, since it must be used in the “ICMS Pro Rata” calculation, reducing the value of the ICMS rate since that is the accurate value of the energy sales transaction (the ICMS’s base is the transaction value of the merchandise sold). In reference to the 2005 and 2006 litigation, after the unfavorable decision in the administrative process, Coelce is waiting for the filing of the State’s judicial execution. However, Coelce has already presented the banking guarantee in order to assure its right to obtain the Regular Tax Certification. In reference to the 2007, 2008 and 2009 litigation, Coelce filed the administration defense, and the decision is pending. In reference to 2010, the proceeding was received in January 2015 and Coelce filed first instance administrative defense. The next step is to continue with the defense of judicial and administrative processes. The amount of these claims is R$123 million (approximately ThCh$ 22,369,764).

-	Endesa Fortaleza.

1.

In February 2004, two Brazilian taxes, COFINS and PIS were amended from an accrued regime (rate of 3.65% without credit deduction) to a non-accrued regime (9.25% with credit). According to legislation, long term assets and service supply agreements performed before October 31, 2003 under “predetermined price” could remain in the accrued regime. Endesa Fortaleza had entered into energy purchase agreements that complied with the requirements, and as a result the revenues for such agreements were initially taxed under the accrued regime, which is more advantageous. In November 2004, an administrative order was released which defines the concept of “predetermined price”. According to it, CGTF agreements (Endesa Fortaleza) must be subject to the non-accrued regime. In November 2005, a new Law clarified the “predetermined price” concept. On the basis of the 2005 legislation, the regime that should be applied to the agreements was the accrued regimen (more advantageous). Besides, the ANEEL issued a (Administrative Law) Technical Note indicating that the agreements entered into by virtue of its standards and with its approval comply with the legislative requirement. PIS and COFINS paid in excess under the non-accrued regime by CGTF and CIEN between November 2004 and November 2005, originate tax credits which were used to pay other taxes due. Nevertheless, in 2009 the tax authorities rejected the compensation procedures. In February 2007, the Brazilian tax authorities audited Endesa Fortaleza regarding the payment of PIS/COFINS tax during December 2003 and from February 2004 to November 2004. The audit resulted in a claim alleging differences between the amounts stated in Fortaleza’s annual tax return (where the PIS/COFINS tax amounts were reported under the new non-accrued regime) and the amounts stated in monthly tax returns (where the amounts due were reported under an older accrual system). On appeal, the Taxpayer’s Council confirmed the validity of the compensations of credits resulting from the regime change of PIS/COFINS. The Brazilian Treasury can file a Special Appeal before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales). The amount involved in this proceeding is R$75 million (approximately ThCh$ 13,640,100).

The management of Endesa Chile considers that the provisions recognized in the Consolidated Financial Statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

34.4	Financial restrictions

A number of the Group’s loan agreements include the obligation to comply with certain financial covenants, which is normal for the contracts of this nature. There are also affirmative and negative ratios requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1)	Cross Default

Some of the financial debt contracts of Endesa Chile contain cross default clauses. The credit line agreements governed by Chilean law, which Endesa Chile signed in February 2013, stipulate that cross default arises only in the event of non-compliance by the borrower itself, with no reference made to its subsidiaries; i.e., Endesa Chile. In order to accelerate payment of the debt in these credit lines due to cross default originating from other debt, the amount overdue of a debt must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiry of grace periods. Since being signed, these credit lines have not been disbursed. They mature in February 2016. Endesa Chile’s international credit line governed by New York State law, which was signed in July 2014 and expires in July 2019, also makes no reference to its subsidiaries, so cross default arises only arise in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under this credit facility due to cross default on another debt, the amount in default should exceed US$50 million or its equivalent in other currencies. It must also meet other conditions, including the expiration of any grace periods and a formal notice of the intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. This line of credit has not currently been used.

Regarding the bond issues of Endesa Chile registered with the United States Securities and Exchange Commission (the SEC), commonly called “Yankee Bonds”, a cross default can be triggered by another debt of Endesa Chile or of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on Endesa Chile’s Yankee Bonds. Its longest-term Yankee Bonds mature in February 2097, while others mature in 2024, 2027 and 2037. Specifically for those maturing in 2024 (issued in April 2014), the threshold for triggering cross default increased to US$50 million or its equivalent in other currencies.

The domestic bonds of Endesa Chile state that cross default can be triggered only by the default of the issuer in cases where the amount overdue exceeds US$ 50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series at a bondholders’ meeting.

2)	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the company is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the Group’s financial covenants limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

The Endesa Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

- Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of Endesa Chile, and Non-controlling interests. As of December 31, 2015, the ratio was 0.19.

- Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Endesa. As of December 31, 2015, the equity of Endesa Chile was Ch$2,648,190 million.

- Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associates, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending at the close of the quarter being reported. For the year ended December 31, 2015, this ratio was 8.21.

- Net Asset Position with Related Companies: A net asset position must be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, Current, accounts receivable from related entities, non-current, less transactions in the ordinary course of business of less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis Américas S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis Américas S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis Américas S.A. has no participation. As of December 31, 2015, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$341.86 million, indicating that Enersis Américas S.A. is a net creditor of Endesa Chile rather than a net debtor.

Series M

- Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities and Equity. As of December 31, 2015, the debt ratio was 0.19.

- Consolidated Equity: Same as for Series H.

- Financial Expense Coverage Ratio: Same as for Series H.

The rest of Endesa Chile’s debt and the undisbursed credit lines include other covenants such as leverage and debt coverage ratios (Debt /EBITDA ratio), while the Yankee Bonds are not subject to financial covenants.

In the case of Endesa Chile as of December 31, 2015, the most restrictive financial covenant was the Debt Ratio requirement for the credit line under Chilean law, which was early closed on January 18, 2016.

In Peru, the debt of Edegel S.A.A. (Edgel) includes the following covenants: Debt and Debt Coverage (Debt Ratio/EBITDA) Ratios. As of December 31, 2015, the most restrictive financial covenant for Edegel was the Debt/EBITDA Ratio corresponding to the finance lease with Banco Scotiabank, which expires in March 2017.

In Argentina, Central Costanera S.A. (Costanera) has just one covenant, the maximum debt, corresponding to a loan from Credit Suisse First Boston International which matures in February 2016. The debt of Hidroeléctrica El Chocón S.A. (El Chocón) includes covenants related to Maximum Debt, Net Consolidated Equity, Interest Coverage, Debt Coverage (Debt /EBITDA) and the Leverage ratio. As of December 31, 2015 the most strict covenant was the Leverage ratio for the syndicated loan, maturing in September 2016.

In Colombia, the debt of Emgesa has only one covenant, Net Debt / EBITDA, corresponding to the loan with the Bank of Tokyo maturing in June 2017. However, the obligation to comply with this covenant is subject to a downgrade in the Emgesa’s credit rating that could result in losing in Investment Grade quality, as stated in the debt agreement. As of December 31, 2015, the covenant was not triggered.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of December 31, 2015 and 2014, no company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments, with the exception of our power generation Argentine subsidiaries Hidroeléctrica El Chocón at the close of December 2014.

This situation does not represent a risk of default or a breach for Endesa Chile.

As of December 31, 2015, all assets and liabilities related to the generation business outside of Chile have been classified as non-current assets and liabilities held for distribution to owners (see Note 4.1).

34.5	Other information

a)	Continuing operations

Centrales Hidroeléctricas de Aysén

-

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (“RCA”) of the HidroAysén project, in which Endesa Chile participates by accepting some of the claims filed against this project. It is a public information that this decision was resorted before the Environmental Courts in Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”) has been partially rejected in 2008.

Endesa Chile has expressed its intention to thrive at Hidroaysén the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of the Aysen region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recoverability of the investment made so far at Hidroaysén, since it depends both on judicial decisions and on definitions in the energy agenda which cannot be foreseen at present, consequently the investment is not included in the portfolio of Endesa Chile’s immediate projects. Consequently, at closing date of fiscal year 2014, Endesa Chile recorded a provision for impairment of its participation in Centrales Hidroeléctricas de Aysén S.A. amounting of ThCh$ 69,066 (approximately US$ 121 million) (see Note 13.1.a), which remains in effect as of December 31, 2015.

b)	Discontinued operations

Central Costanera S.A.

-

On July 17, 2015, and in force as of the economic transactions corresponding to February 2015, Resolution S.E. No. 482/2015 was enacted which, among other aspects updated the remuneration of the MEM’s generating agents of thermal conventional type or hydraulic national (with the exception of the hydraulic bi-national), replacing to this end Schedules I, II, III, IV and V of Resolution S.A. No.529/14, and including a new remuneration concept that is the Investment Writ FONINVEMEM 2015-2018, which application is from February 2015 until December 2018, for those generating companies participating in investment projects approved or to be approved by the Secretary of Energy. In this sense, each generation unit built within the framework of the FONINVEMEM 2015-2018 investments is granted a Direct FONINVEMEM 2015-2018 remuneration equal to 50% the Direct Additional Remuneration for a period of up to 10 years from its commercial implementation.

On June 5, 2015, our generating subsidiaries in Argentina entered into the “Agreement of Management and Operation of Projects to Increase the Availability of Thermal Generation and Adjustment of the Generation Remuneration 2015-2018”, hereinafter FONINVEMEM 2015-2018, and adhered to all the terms established in such agreement on July 2, 2015. Adhering includes the irrevocable commitment to participate in the formation of FONINVEMEM 2015-2018, undertaking according to point 3.2.v of the Agreement to contribute with the Sales Statements with a Maturity to be defined (LVFVD) and/or Collectibles accrued or to be accrued during the entire period between February 2015 and December 2018 not previously committed to similar programs, together with all unused Collectibles. Both the Secretary of Energy and the generating agents that adhered to the Agreement maintain the right to consider this Agreement lawfully terminated if during the 90 days indicated in point 9 of the Agreement the corresponding supplementary agreements are not entered into.

By adhering to such Agreement, generating companies will participate, together with other Generating Agents, in the construction of a Combined Cycle of about 800 MW +/- 15%, which shall generate both with natural gas and with gasoil and biodiesel. The new combined cycle will be subject to a bidding in order to be implemented no longer than 34 months after the work is granted.

Notwithstanding the above, our subsidiary in Argentina, Central Costanera still shows a deficit in its working capital, causing difficulties to its financial balance in the short term which compromise its future capability to continue operating as a company and to recover assets. Central Costanera expects to revert the current situation provided that there is a favorable resolution on the requests made to the National Government of Argentina.

-

On March 18, 2015, the Undersecretary of Electric Energy issued its Note S.E. No. 476/2015, which establishes the procedure to coordinate the remuneration according to Resolution S.E. No. 95/2013 and the Availability Agreements for Combined Cycles and Turbosteam entered into between Central Costanera S.A. and CAMMESA, as from February 2014. As established in the above, Central Costanera S.A. shall temporarily relinquish to receive the Additional Remuneration Trust established Resolution S.E. No. 95/2013, its amendments and supplements which were already undertaken, as well as the Remuneration for Non Recurrent Maintenance as established in Resolution S.E. No. 529/2014, its amendments and supplements.

The procedure implies the reversal of the deductions made and applied to the Company as established in Notes S.E. No. 7594/2013 and No. 8376/2013, as from the effective date of this standard. Since the economic transaction in the month of January, 2015, the concepts relinquished by the Company shall be applied to the compensation funds transferred by CAMMESA to the company as of that date to perform the tasks provided for in the agreements. In case the amount accrued for this concept it not sufficient to offset the total funds transferred by CAMMESA to the Company, they shall be accrued in a special account “Available Agreements Account”. In order to materialize the conditions established above, the company and CAMMESA should enter into the corresponding addendum to the agreements.

On July 3, 2015 the company entered into the addendum with CAMMESA to the Availability Agreements for Combined Cycles and Turbosteam. These Agreements regulations plus the amendments introduced by the addendum regulate the agreement between the parties and they shall be understood as entirely valid until the validity term established in such agreements expires.

As a consequence of the above, during the year 2015 a decrease of Ar$ 14,418,986 (approximately ThCh$ 1,020,869) in revenues for sales and a net loss of Ar$ 59,225,685 (approximately ThCh$ 4,193,197) in other operating income/expenses were recognized.

In December 2014, the Vuelta de Obligado (VOSA) thermal plant started to operate it open cycle with two gas turbines of 270 MW each, it is expected the closing as combined cycle of high efficiency in October 2016.

According to the technical report issued by VOSA’s authorities, the gas turbines have passed all operational tests and have functioned properly. There is still pending to nationalize very few components to complete stage two, and there is certainty that the works will be completed and implemented in 2016.

Based on above, in December 2015 the effects of the dollarization of the receivables were accounted for, resulting in recognition of the following income:

-

Exchange difference for dollarization of the receivables at an exchange rate lower than the closing exchange rate of 2015 for Ar$ 1,323,430,283 (ThCh$ 93,699,288) in Hidroelectrica El Chocón S.A. and Ar$ 129,092,580 (ThCh$ 9,139,796) in Central Costanera S.A.

-

Interest accrued between the maturity date of each sale settlement contributed to the VOSA project and the sign-off date of the Agreement at the interest rate that CAMMESA obtains for its financial deposits, capitalized and dollarized in accordance with above, for Ar$ 49,797,906 (ThCh$ 3,525,708) in Hidroelectrica El Chocón.

-

Interest accrued on dollarized receivables, once included the interests mentioned in the previous paragraph, at an interest rate LIBOR 30 days + 5%, for a total of Ar$ 493,816,698 (ThCh$ 34,962,380) in Hidroelectrica El Chocón and Ar$ 43,989,703 (ThCh$ 3,114,485) in Central Costanera S.A.

-

On July 25, 1990, the Italian Government authorized MedioCredito Centrale to grant a financial loan to the Government of the Republic of Argentina of up to US$ 93,995,562 aimed to finance the acquisition of assets and the delivery of services of Italian origin, used in the restoration of four groups at the thermal station owned by Servicios Eléctricos del Gran Buenos Aires (“SEGBA”) (Electric Services for Great Buenos Aires). This loan financed the acquisition of assets and services included in the Work Order Nº 4322 (the “Order”) issued by SEGBA in favor of a consortium headed by Ansaldo S.p.A. from Italy.

In accordance with the terms of the “Contract related to the Work Order No. 4322”: (i) SEGBA granted to Central Costanera S.A. a power to manage the execution of the services contained in the Order, and it performed the works and services that according to the Order corresponded to SEGBA; and (ii) Central Costanera S.A. undertook to pay to the Secretary of Energy of the Nation (the “Secretary of Energy”) the capital installments plus interests originated by the loan granted by MedioCredito Centrale, at an annual rate of 1.75% (the “Contract”).

As a collateral for the compliance with the economic obligations undertaken by Central Costanera S.A., the buyers set up a pledge over the total shares owned by them. In the event of non-compliance which provokes the execution of the collateral, the Secretary of Energy will be entitled to immediately proceed with the sale of the pledged shares through a public bid, and it could exercise the political rights related to the pledged shares.

By reason of application of Law No. 25,561, Decree No. 214/02 and its regulatory stipulations, the payment obligation by Central Costanera S.A. resulting from the Contract and subject to the Argentinian legislation was mandatorily converted into Argentine pesos, at an exchange rate of one Argentine peso equivalent to one U.S. dollar, plus the application of the stabilization reference coefficient (“CER”), maintaining the original interest rate of the obligation.

On January 10, 2003, the National Executive Power enacted Decree No. 53/03 which amended Decree No. 410/02 by incorporating a paragraph j) in its first article. By means of this standard, the obligation to deliver funds in foreign currency to the province states, municipalities, companies of the public and private sector and the National Government originated by subsidiary or other nature loans and guarantors originally financed by multilateral credit organizations, or originated by liabilities assumed by the National Treasury and refinanced with external creditors is exempt from the mandatory conversion into Argentine pesos.

Central Costanera S.A. considers that the loan resulting from the Contract does not match with any of the assumptions provided for in Decree No. 53/03, and even if it did, there are solid grounds to consider Decree No. 53/03 unconstitutional since it evidently violates the principle of equality and the right of property as established in the National Constitution.

On May 30, 2011, the company repaid the last installment of the loan’s capital and notified this fact to the Secretary of Energy and to the Secretary of Finance and, even if as of the date of these financial statements the Secretary of Energy has not made any claim for the payments effected by Central Costanera S.A., on October 22, 2015 we received a letter from the Secretary of Finance – Director for the Administration of the Public Debt, which indicates that the Ministry of Economy and Public Finance included the balance of the debt for the financial credit with MedioCredito Centrale in the agreement entered into with the Club of Paris creditors on April 30, 2014. According to the letter, the Secretary also claims from Costanera the reimbursement of US$5,472,703.76 without providing grounds for such request.

As a result, Central Costanera S.A. rejected the indicated requirement indicating, among other, that (i) it does not have a debt related to the Contract since May 30, 2011, the company repaid the last installment of it and notified such circumstance to the Secretary of Energy and to the Secretary of Finance, (ii) the creditor has not expressed any caution to the Contract payments derived from the mandatory conversion into Argentine pesos imposed by the Argentinian legislation, and (iii) notwithstanding the fact that the company does not acknowledge the terms of the agreement entered into with the Club of Paris creditors, the decisions of the Argentinian Government regarding the debt with such organization are unrelated to the company.

The Secretary of Finance, due to the rejection from Costanera, submitted the DADP Note No. 2127/2015 attaching Resoultion DGAJ No. 257501 from the Ministry of Economy and Public Finance, insisting on the existence of the debt and requesting the Company to pay the claimed amounts. The Company filed a hierarchy appeal so as to the Minister of Economy and Public Finance revoke the petition of the note due to lack of legitimacy.

35.   PERSONNEL FIGURES

Endesa Chile personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2015 and 2014:

Country	12-31-2015
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	24	914	48	986	1,105
Argentina	6	456	70	532	531
Peru	15	245	-	260	264
Colombia	12	484	14	510	580
Total	57	2,099	132	2,288	2,480

Country	12-31-2014
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	40	1,127	94	1,261	1,224
Argentina	3	528	32	563	544
Peru	8	244	16	268	261
Colombia	11	563	15	589	576
Total	62	2,462	157	2,681	2,605

It is important to note that Endesa Chile’ operations outside of Chile, beginning on March 1, 2016, are part of the new company named Endesa Américas S.A. (See Note 3.j, 4.1 and 39), which is being held for distribution to owners.

36.   SANCTIONS

  The following sanctions have been received from administrative authorities:

a)	Continuing operations

1.	Endesa Chile

-

In January 2013, Endesa Chile was notified of SEF Exempt Resolution 2496 fining the Company 10 UTA, equivalent to ThCh$ 4,952 for violating Article 123 of Decree Law (DFL) 4/20,018 of 2006 due to its failure to report to the SEF the commissioning of its electricity facilities by the deadline provided for in that law. To clear the charges, Endesa Chile paid the fine in full. Closed and paid in September, 2012.

-

In the first quarter of 2013, Endesa Chile was notified of three resolutions issued by the Health SEREMI (Regional Ministerial Office) of the Maule Region, Resolutions 1057, 085 and 970, which ruled on health summary proceedings RIT Nos. 355/2011, 354/2011, and 356/2011, respectively, imposing a 20 UTM fine for each of the proceedings. The fines were imposed for the following violations: Resolution 1057 penalizes a health violation of Decree 594 of 1999, Regulations on Basic Health and Environmental Conditions in the Workplace, specifically, at the Cipreses Plant facilities; this fine has been paid in full. Resolution 085 penalizes Endesa Chile for a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 20.8-kW-capacity Siemens-Schukertwerke A6 power generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Resolution 970 penalizes Endesa Chile for a violation of Executive Decree 90/2011, which requires a statement of the emissions made in 2009 and 2010 by a 34 kW Conex generator located at the Bocatoma Maule Isla facility. This resolution is currently being challenged. Total: 60 UTM, equivalent to ThCh$ 2,626.

-

Endesa Chile received notification in September 2013 of ORD No. 603 issued by the Superintendency of the Environment (SMA) initiating sanction proceedings and filing charges against Endesa as Holder of the Expansion Project for Unit Two of the Bocamina Plant for a number of violations against environmental regulations and the RCA environmental regulation instrument. The sanction proceedings are the result of inspections conducted by SMA personnel on February 13 and 14 and on March 19, 26, and 27, 2013, at the Bocamina thermoelectric facilities. The inspections found a number of violations of Exempt Resolution 206 of August 2, 2007 (RCA 206/2007), which was clarified by Exempt Resolutions 229 of August 21, 2007 (RCA 229/2007) and

285 of October 8, 2007 (RCA 285/2007) giving environmental approval to this expansion project. The infractions consist primarily of (i) not having a discharge channel for the cooling system that extends 30 meters into the ocean from the edge of the beach; (ii) not having the Bocamina I Desulfurization unit in operation; (iii) not submitting the information requested by the Superintendency’s official on past records of on-line emissions reports (CEM reports) from the startup of operations until the present time; (iv) exceeding the CO limit for Bocamina I set in the RCA for Bocamina II in January 2013; (v) the defects and gaps between panels in the Bocamina I perimeter acoustic enclosure; (vi) noise emissions that exceed regulatory limits; and (vii) not having technological barriers that prevent biomass from pouring into the plant’s intake.

Within the timeframe allotted, Endesa Chile submitted a compliance schedule that was rejected. On November 27, 2013, the SMA reformulated the charges filed, adding two new charges (failure to comply with RCA 206/2007, which as considered a grave violation, and failure to comply with the information requirement issued in Ord. UIPS 603, which is also considered a grave violation).

On August 11, 2014, the SMA issued Resolution No. 421 which penalized Endesa Chile for 8,640.4 UTA (approximately ThCh$ 4,537,247) for these environmental violations. Endesa Chile filed a counter-claim of illegality before the Third Environmental Court of Valdivia, which on March 27, 2015 resolved to partially annull the sanction imposed by the SMA and in order to consider the aggravated circumstances in relation to the calculation of the fine. The parties filed an appeal against such resolution with the Supreme Court, which finally rejected Endesa Chile’s appeal, and confirmed the fine imposed of by the SMA. Closed and paid in January, 2016.

-

The Labor Directorate (Inspección del Trabajo) of the Bío Bío Region fined Endesa Chile ThCh$ 2,523 for failure to fulfill its duties as the operating company after confirming, on June 12, 2014, an accident suffered by a worker employed by the contractor Metalcav at the Bocamina II worksite. Closed and paid.

-

On May 20, 2014, the Valparaiso Court of Appeals confirmed the fine of ThCh$ 2,646 imposed by the Quintero Local Police Court (Juzgado de Policía Local) upholding CONAF’s claim that Endesa Chile cut trees without first having a forestry management plan approved by CONAF. The trees were cut in the Valle Alegre area in lot 22, site 3 in the municipality of Quintero in order to clear trees from the high voltage wires. The fine was paid through the appropriate court. Closed and paid in June, 2014.

-

On June 23, 2014, the SISS (Sanitary Services Superintendency) fined Endesa Chile 13 UTA (approximately ThCh$ 6,599) for discharging liquid waste from the San Isidro II thermal plant during the cooling process in excess of the amount permitted under D.S. 90. on sulfate concentration. Closed and paid in July, 2014.

-

In July 2014 the Coronel Labor Directorate fined Endesa Chile for labor legislation violations relating to staff serving at the Bocamina plant. The infringements are: i) exceeding the maximum of two hours overtime per day; ii) not allowing staff to rest on Sundays; iii) incorrectly recording attendance; iv) exceeding the maximum 10-hour working day. The fine imposed for these offenses totaled Ch$ 10,122,720, which the company has paid in full. Closed and paid in December, 2014.

-

The Labor Directorate, through Resolution No. 1209/15/16 fined Endesa Chile for ThCh$ 2,594 for failure to fulfill the labor resolutions authorizing an exceptional distribution of the working hours. The fine was paid.

-

On December 31, 2015, the Health SEREMI of the Biobío Region, through resolution No. 158s3890 fined Endesa 500 UTM (approximately ThCh$ 22,122) for failure in supervising the personal delivery of safety materials for asbestos management to each worker and instead doing it through group discussion. The claim it is not supported by any legal regulation, as such Endesa filed an administrative proceeding, which is currently pending.

2.	Empresa Eléctrica Pehuenche S.A. (Pehuenche)

-

On October 2, 2013, the Chilean Superintendency of Securities and Insurance (SVS) fined Empresa Eléctrica Pehuenche S.A. and its CEO for alleged violations of Article 54 of Law No. 18,046 “over the right of all shareholders to examine the annual report, balance sheet, inventory, minutes, ledgers and external auditors’ reports during the 15 days prior to a company’s ordinary shareholders’ meeting.” It resolved the following:

To impose on Empresa Eléctrica Pehuenche S.A. and its General Manager, Lucio Castro Márquez, a fine of 150 UF each for violation of Article 54 of Law No. 18,046 and Article 61 of the Regulations on Corporations in effect at the time the events penalized occurred.

The fine was applied as a result of a claim made by Tricahue Inversiones S.A. against Empresa Eléctrica Pehuenche S.A. based on the fact that, on April 24, 2012, the Tricahue General Manager went to Pehuenche’s offices to examine the Minutes books of the company’s Board of Directors and stated that he was first required to sign a statement of confidentiality and indemnity in Pehuenche’s favor, which he considered illegal and arbitrary.

On August 24, 2012, Tricahue withdrew its complaint filed against Empresa Eléctrica Pehuenche S.A.

The Company and its General Manager, respectively, exercised the action provided for under Article 30 of Decree Law No. 3,538, within the conditions and time frame required, to file a claim against the SVS resolution with the ordinary courts of law to have the resolution revoked.

Finally, on May 20, 2014, the Court recognized the claim filed and revoked the sanction applied as groundless. Closed.

b)	Discontinued operations

1.	Hidroeléctrica El Chocón S.A. (“El Chocón”)

-	For the fiscal year ended December 31, 2013, the Electricity Regulatory Body (ENRE) imposed a fine of Th$20 Argentine pesos (approximately ThCh$ 1,089). El Chocón has filed an appeal.

-	For the period between January 1, 2014 and March 31, 2014, the ENRE imposed a fine of Th$11 Argentine pesos (approximately ThCh$ 599). El Chocón has filed an appeal.

-	Finally, for the period between April 1, 2014 and June 30, 2014, the ENRE imposed two fines amounting to Th$3 Argentine pesos (approximately ThCh$ 163).

-	During the year ended December 31, 2015 no sanctions have been imposed by administrative authorities.

2.	Central Costanera S.A. (Central Costanera)

-

During the 2012 fiscal year and until June 30, 2013, the company was received two fines for a total amount of Th$ 47 Argentine pesos (approximately ThCh$ 2,560) from the General Customs Authority (Dirección General de Aduanas). Possible liability on the part of Mitsubishi is being assessed, in which case that amount could be claimed from this supplier. The ENRE also imposed two fines totaling Th$51 Argentine pesos (approximately ThCh$ 2,777). Central Costanera has filed an appeal.

-	For the period from April 1, 2014 to June 30, 2014, the ENRE imposed a fine of Th$40 Argentine pesos (approximately ThCh$ 2,178), which was paid on June 30, 2014.

-	For the period from July 1, 2014 to December 31, 2014, the ENRE imposed a fine of Th$102 Argentine pesos (approximately ThCh$ 5,555), which was paid on November 20, 2014.

-

During the year ended December 31, 2015 the Federal Administration of Public Revenue imposed Central Costanera of a fine of Ar$58,479.75 (approximately ThCh$ 3,185) and the payment of difference in taxes of Ar$ 9,746.63 (approximately ThCh$ 531), for breaching the Article 970 of Customs Code (i.e., for not having re-imported to the Country within the period granted, goods temporarily exported). The company appealed to the sanction because it duly complied in time and substance with the re-importing the goods temporary exported, which was evidenced from the corresponding supporting documentation.

3.	Edegel S.A.A.

-

In April 2013, Edegel S.A.A. received the following fines from the OSINERGMIN: (i) S/.7,604.57 (approximately ThCh$ 1,582) for failure to perform maintenance in a timely fashion on its thermal generation units for the last quarter of 2008;

(ii) S/.200,941.48 (approximately ThCh$ 41,811) for failure to perform maintenance in a timely fashion on its hydraulic generation units for the last quarter of 2008; (iii) S/.40,700 (11 Tax Units, UIT) (approximately ThCh$ 8,469) for failure to submit technical justification in a timely fashion for the second quarter of 2008; and (iv) S/.106,073.17 (approximately ThCh$ 22,071) for failure to have its generation unit available after having been notified that it was required by the SEIN for the fourth quarter of 2008. Edegel S.A.A. has not challenged the fines (i) and (iv), and paid them on May 2, 2013 in order to obtain prompt payment benefits. However, the company appealed sanctions (ii) and (iii), and the Court of Appeals for Energy and Mining Sanctions for OSINERGMIN, through Resolution No. 107-2014-OS/TASTEM-S1 notified Edegel S.A.A. on April 15,2014, that the General Management Resolution imposing the fine was invalid, because the appropriate body was Electrical Oversight Division at OSINERGMIN.

Therefore, on September 1, 2014, Edegel S.A.A. was notified by Resolution No. 1380-2014 of the Electrical Oversight Division at OSINERGMIN, of the same fines contained in the General Management Resolution. In response, Edegel S.A.A. has resubmitted the appeal, noting that sanctions (i) and (iv) had already been paid. On September 17, 2014 Edegel filed a written appeal to OSINERGMIN, by which it requested the Management of Electrical Control to raise the appeal to the second instance body, to which it seeks to get declaration of establishment and recalcuation of penalty.

-

In May 2013, Edegel S.A.A. was fined by the SUNAT for issues related to the determination of its 2007 tax assessment. The amount of the fine, updated as of December 31, 2015, was S/.9,755,900 (approximately ThCh$ 2,029,959). An appeal filed with the Tax Court is pending.

-

In June 2013, Edegel S.A.A. was notified by Electroperú S.A. of a penalty applied under contract no. 132991, “Additional Generation Capacity Service through Conversion of Equipment to the Dual Generation System.” The penalty, amounting to S/.481,104.53 (approximately ThCh$ 100,106), was applied for breach the conditions for executing the service offered under that contract.

-

In July 2013, Edegel S.A.A. was fined by the OSINERGMIN for S/. 453.86 (approximately ThCh$ 94) for exceeding the deadline to perform maintenance activities to the hydro generation units in accordance with number 6 of the “Procedure for the Supervision of the Availability and Operative State of the Generation Units” of the SEIN. As the fine was paid prior to the 15-day deadline, it was reduced to S/. 340.40 (approximately ThCh$ 71).

-

In July 2013, Edegel S.A.A. was fined by the OSINERGMIN for S/. 4,070 (approximately ThCh$ 847) for failure to provide technical justification within the deadline established in number 6 of the “Procedures for Supervision of the Availability and Operative State of the Generation Units” of the SEIN. As the company paid the fine prior to the 15-day deadline, it was reduced to S/. 3,052.50 (approximately ThCh$ 635).

-

In November 2013, Edegel S.A.A. was fined S/.37,000 (approximately ThCh$ 7,699 or 10 Tax Units – UIT) by the Callahuanca District Municipality (MDC) in Municipal Resolution 060-2013. The MDC imposed the fine for failure to submit the technical inspection report on multidisciplinary civil defense safety as required under Law No. 29,664 and its regulations.

-

In November 2013, Edegel S.A.A. was fined by the SUNAT for issues related to the calculation of its 2008 tax assessment. The amount of the fine, updated as of December 31, 2015, was S/.1,759,227 (approximately ThCh$ 366,051). The appeal filed is pending resolution by the SUNAT.

-

In December 2013, Scotiabank Perú S.A.A., with whom Edegel S.A.A. has signed a lease agreement for the Santa Rosa Project, was fined by the SUNAT for duties allegedly unpaid in an import operation. The amount of the fine, restated as of December 31, 2015, was S/.15,721.523 (approximately ThCh$ 3,271). Scotiabank Perú S.A.A. filed the respective appeal in January 2014, and is yet pending of resolution.

-

On December 23, 2013, the OSINERGMIN filed an administrative proceeding against Edegel S.A.A. for outdated payment of the regulation contribution. Finally, on June 5, 2015, the OSINERGMIN archived the mentioned proceeding.

-

On January 28, 2014, the National Authority of Water (ANA) filed an administrative proceeding against Edegel S.A.A. for reuse of industrial sewage water treated for garden irrigation. Subsequent to Edegel S.A.A presenting its case, on June 5, 2015, ANA archive the proceeding.

-

On March 20, 2014, the OSINERGMIN filed an administrative proceeding against Edegel S.A.A. for non-compliance of current regulations on implementation and execution of the Fondo de Inclusión Social Energético (FISE). On June 12, 2015, the proceeding was archived.

-

In May 2014, Electrical Oversight Division Resolution No. 743-2014 issued by the OSINERGMIN on May 27, 2014, notified Edegel S.A.A. of a fine of 0.50 tax units (UIT) for having violated the CCIT indicator, regarding compliance with the correct calculation of indicators and compensation amounts for voltage quality, in the second half of 2012. The fine was imposed in accordance with number 5.1.2, section B) of the Procedures for Supervising the Technical Standards for Electricity Service Quality and their Methodology Base. Edegel presented a document confirming payment of the fine imposed by OSINERGMIN of S /.1,425.00 (approximately ThCh$ 297), through OSINERGMIN Resolution of Management of Electrical Control No. 743-2014.

-	In June 2014, as a result of the inspection of its 2009 income tax return, Edegel S.A.A corrected an omission made in determining the tax owed and paid a penalty of S/.2,070 (approximately ThCh$ 431).

-

In September 2014, Edegel S.A.A. was fined by the SUNAT in connection with its 2009 income tax return for an amount updated at September 30, 2014 of S/.315,230 (approximately ThCh$ 65,591). Edegel accepted the fine paid the penalty.

-

On December 4, 2014, the OSINERGMIN notified Edegel S.A.A. of the filing of an administrative proceeding for non-compliance of the procedures to verify availability and the operative status of the generation units of SEIN. On April 24, 2015, Edegel S.A.A. paid the fine for S/2,928.42 (approximately ThCh$ 609) imposed by Directorial Resolution 691-2015.

-

On March 11, 2015, the Environmental Assessment and Supervisory Agency (OEFA) filed an administrative proceeding against Edegel S.A.A. for noise contamination caused for failing to install noise mitigation panels at the Santa Rosa de Ventanilla Thermal Plant. Through Resolution No. 388-2015-OEFA-DSAI issued on April 30, 2015, Edegel S.A.A. was fined for 1 to 100 UIT. On June 16, 2015, Edegel S.A.A filed an appeal against such Resolution, which was accepted on June 19, 2015. Edegel was notified by Resolution No. 039-2015-OEFA / TFA-SEE of September 18, 2015 of the nullity of the Directorial Resolution No. 388-2015-OEFA / DFSAI and therefore of the roll back of the sanctioning administrative procedure at the time defect occurred; and of the return of the Directorate of Control, Punishment and Application of Incentives’s case in order to pronounce it again.

-

On May 13, 2015, the OSINERGMIN started an administrative proceeding against Edegel S.A.A. for non-compliance with the Electric Concessions Law and the Transmission of Electricity Final Concession Contract related to transmission line 220kV Callahuanca-Chavarria, since it does not comply with formalities of the goods affected to such concession as stated in term No.9 of such contract. Edegel S.A.A. has presented its corresponding case. On December 15, 2015 Resolution No. 2916-2015 was received, by which fined Edegel for S /. 986,710.00 (approximately ThCh$ 205,310) for non-compliance with Clause 9.4 of the Transmission of Electricity Final Concession Contract related to transmission line 220kV Callahuanca-Chavarria. On January 6, 2016, Edegel S.A.A. filed an appeal against such resolution.

-

In June 2015, Edegel S.A.A. was fined by the OSINERGMIN for an alleged omission in the declaration of the Regulation Contribution declaration for several months during the years 2011 to 2014. The contingency updated to December 31, 2015 amounts to S/85,695 (approximately ThCh$ 17,831). Edegel S.A.A. accepted the fines and paid them without filing any appeal.

-

On October 13, 2015 Edegel S.A.A. received notice of Resolution No. 2391-2015 issued on September 29, 2015, by which the OSINERGMIN resolved to: 1) fine Edegel S.A.A. for S /. 237.96 (approximately ThCh$ 50) for exceeding the deadline to perform maintenance activities to generation unit G1 at Matucana power plant during the first quarter of 2014; 2) fine Edegel S.A.A. for S /. 8,927.03 (approximately ThCh$ 1,857) for exceeding the deadline to perform maintenance activities to the generation unit TG8 at Santa Rosa power plant during the first quarter of 2014 and to the generation unit TV at Ventanilla power plant during the second quarter of 2014; 3) fine Edegel S.A.A. for 1.99 UIT for failure to submit within the mandatory deadline the technical justification for the first quarter of 2014 for generation unit G1 at Matucana power plant, generation unit TG8 at Santa Rosa power plant and generation unit TV at Ventanilla power plant during the first quarter of 2014. On November 3, 2015, Edegel S.A.A. filed an appeal against Articles 2 and 3 of Resolution No. 2391-2015 on the same date, Edegel S.A.A. paid the fine related to Article 1 of Resolution No. 2391-2015.

-

In December 2015, Edegel S.A.A. was fined by the SUNAT for issues related to the determination of the payments on account of March, April and June of 2010 for an updated amount as of November 30, 2015 of S /. 14,211 (approximately ThCh$ 2,957); and for the understatement of income tax expenses for the financial year 2010, for an updated amount as of December 31, 2015 of S/.17,103,702 (approximately ThCh$ 3,558,853). The claim has already been presented and is pending resolution from the SUNAT.

4.	Chinango S.A.C.

-

In January 2013, Chinango S.A.C. received a fine totaling S/.367,915 (approximately ThCh$ 76,554) from the SUNAT for issues with the determination of its 2010 income tax. The company challenged the measure despite paying a reduced fine in February 2013. The appeal filed is pending resolution by the Tax Court.

-

In June 2013, Chinango S.A.C. was notified through Coactive Execution Resolution 0398-2012 of a fine of S/.3,800 (approximately ThCh$ 791) imposed by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following infractions: (i) failure to comply with the CCII indicator in the first half of 2010 as required under paragraph A of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; (ii) failure to comply with the CPCI indicator in the first half of 2010 as required under paragraph C) of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; and (iii) submitting empty service interruption reports (RIN and RDI files) for the first half of 2010 despite the interruptions affecting its customers, as required under Article 31 of the Electricity Concession Law.

-

In September 2013, Chinango S.A.C. was notified through Electrical Oversight Division Resolution No. 19693 issued by the OSINERGMIN of a fine of S/.1,850 (approximately ThCh$ 385 or 0.50 Tax Units – UIT) for: (i) failure to submit voltage quality information in a timely fashion in the first half of 2012. As the fine was paid within fifteen (15) days of notification, it was reduced by 25%.

-

In March 2014, Chinango S.A.C. was notified through Coactive Execution Resolution No. 0350-2014 that it must pay a balance of S/.12,100 (approximately ThCh$ 2,518) on a fine imposed by the OSINERGMIN. The total amount of the fine, imposed through sanction No. 014799-2012-OS/CG, was 11 tax units (UIT) or S/.48,800 (approximately ThCh$ 10,154).

-

In January 2014, Chinango S.A.C. was fined by the SUNAT for issues with its 2011 income tax assessment for S/.613,390 (approximately ThCh$ 127,631), that was paid in February 2014 using a rebate system and without prejudice to the respective appeal. The filed appeal was resolved against Chinango S.A.C. by the SUNAT Resolution notified in December 2014, against which Chinango S.A.C. lodged the respective appeal, which as of December 31, 2015 is still pending resolution.

-

On May 19, 2015, the Environmental Assessment and Supervisory Agency (OEFA) filed an administrative proceeding against Chinango S.A.C. for allegedly presenting an incomplete third quarterly report of environmental monitoring for the year 2013. On June 16, 2015, Chinango S.A.C. presented its corresponding case. On October 27, 2015 Chinango S.A.C. received a notice of Resolution No. 616-2015-OEFA/DFSAI issued on June 30, 2015, by which it was resolved to declare the administrative responsibility of Chinango S.A.C and stated that it is not relevant to dictate corrective measures, and informed Chinango S.A.C. that it is possible to file against the resolution a reconsideration claim and an appeal within 15 business days and to register this Resolution to the Register of Administrative Acts. On December 3, 2015, through Resolution No. 1078-2015- DFSAI-OEFA, it acceptance of the resolution was declared giving administrative responsibility to Chinango S.A.C.

-

In June 2015, Chinango S.A.C. was fined by the OSINERGMIN for an alleged omission in presenting the Regulation Contribution declaration in several months during the year 2014. The contingency updated to September 30, 2015 is for S/79,857 (approximately ThCh$ 16,616). Chinango S.A.C. accepted the fines imposed and paid them without filing any appeal.

-

In September 2015, Chinango S.A.C. was notified through several Resolutions of Fines for S/1,424.122 (approximately ThCh$ 296) related to the determination of the Income Tax for year 2012 and the corresponding payment in such year. In October 2015, Chinango paid the aforementioned debt using the current gradually regime, irrespective of the filing the corresponding appeal.

5.	Emgesa.

-

On July 30, 2013, through Resolution 20138100353652, the Superintendency of Public Household Services (SPPD) imposed of a fine of warning (without value) to Emgesa S.A.E.S.P., for failure to attend a non-regulated user (SUNCHINE BOUQUET LTDA). Through resolution 20148150176905 issued on October 28, 2014, the SPPD confirmed the fine. Closed.

Associates

1.	Enel Brasil S.A. and subsidiaries

1.1	Ampla Energía S.A.

-

The company received seven fines in 2013 totaling R$29,810,687 (approximately ThCh$ 5,421,624) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica, ANEEL) due to problems with technical quality, erroneous evidence presented in inspections and for other reasons. The company appealed, and four fines are still awaiting final rulings. The other fines were either revoked or paid, for a total of R$143,601 (approximately ThCh$ 26,116). Only two fines were received in 2012 totaling R$3,557,786 (approximately ThCh$ 647,049), of which R$2,112,600 (approximately ThCh$ 384,215) have been paid.

-

In 2013, the company received 19 fines totaling R$120,204 * (approximately ThCh$ 21,861) from the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, ICMBio - Instituto Chico Mendes de Conservação da Biodiversidade, INEA – Instituto Estadual de Ambiente and others) for unauthorized removal of vegetation, death of animals through contact with the energy network, and construction in prohibited areas or without permission. The company filed appeals against almost all of the fines assessed, but no ruling has yet been given. Ampla has paid R$66,310 in fines (approximately ThCh$ 12,060). The company had received 14 fines in 2012 for a total of R$76,426 (approximately ThCh$ 13,899). (*Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.)

-

In 2013, the company received four fines totaling R$24,234 (approximately ThCh$ 4,407) from the Consumer Defense and Protection Agency (PROCON/RJ) due to problems in reimbursing improper charges and other irregularities. The company has filed appeals against all of the fines, and rulings are pending. Ampla had received three fines in 2012 for a total of R$20,840 (approximately ThCh$ 3,790); rulings on the appeals filed by the company against these sanctions are also pending.

-

The company received one fine in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The company filed an appeal, and the ruling is pending. The labor agencies have not specified the amount of the fine, which it does only after analyzing the appeal. Ampla had received five fines in 2012, for which rulings are also pending after appeals filed by the company.

-

In 2014, the company received two fines from the National Electrical Energy Agency (ANEEL) for technical quality, totaling €6,759,518 (approximately ThCh$ 5,223,165). The company has appealed, and one was rejected, while the other is still pending resolution. Ampla has paid €1,202,986 (approximately ThCh$ 929,563). In 2013, Ampla was fined 7 times for service quality totaling €9,368,747 (approximately ThCh$ 7,239,350), and has paid €843,869 (approximately ThCh$ 652,068). There are two appeals pending, which were filed by Ampla against the 2013 fines. In 2014, the company received 15 fines totaling €80,263* (approximately ThCh$ 62,020) from the environmental agencies (ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade and the INEA, Instituto Estadual de Medioambiente y órgano municipal del medioambiente) for unauthorized suppression of vegetation, the death of animals that have come in contact with the power network, waste dumping and power network construction in prohibited or unauthorized areas. The company has appealed almost all of the fines assessed, but no rulings have been handed down as yet. Ampla has paid €460 (approximately ThCh$ 355). The company received 19 fines in 2013 totaling €35,940* (approximately ThCh$ 27,771) from the environmental agencies for the same violations as in 2014. The company filed appeals against almost all of the fines received, but no rulings have been handed down as yet. Ampla paid three fines totaling €19,826 (approximately ThCh$ 15,320) in 2013. (*) Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.)

-

In 2014 Ampla has received 14 fines totaling €665,565 (approximately ThCh$ 514,291) from the Brazilian Consumer Defense and Protection Agency (Autarquía de Defensa a Protección del Consumidor, PROCON/RJ) for problems with the quality of its power supply. It has appealed the fines. Only one appeal has been resolved, and Ampla has paid €1,958 (approximately ThCh$ 1,513). It received four fines totaling €7,616 (approximately ThCh$ 5,885) in 2013, for which appeals filed by Ampla also remain pending. In 2014, the company received four fines from the employee defense agencies (SRTE) against which it has filed administrative appeals. An appeal was rejected and Ampla has paid the amount of €61.74 (approximately ThCh$ 48); the others have not yet received rulings. In 2013, Ampla received one fine for €641 which has already been paid (approximately ThCh$ 495). In 2015, the company has received 2 fines totaling €126,424 (approximately ThCh$ 97,689) from the National Electrical Energy Agency (ANEEL) for “lower income” tariff matters. The appeals presented by Ampla were partially accepted, and the amount of the fines was reduced to €101,173 (approximately ThCh$ 78,178). Ampla has paid these fines. In 2014, the company received two fines for technical quality of the service, totaling €6,743,609 (approximately ThCh$ 5,210,872). Ampla has paid €974,291 (approximately ThCh$ 752,847) of them. There is pending of analysis one appeal filed by Ampla against a fine in 2014.

-

In 2015, the company received 36 fines totaling €197,563 (approximately ThCh$ 152,659) from the environmental agencies (ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade and the INEA, Instituto Estadual de Medioambiente y órgano municipal del medioambiente), being 8 warnings and 28 fines for power network construction in prohibited or unauthorized areas, the death of animals at a substation and authorized suppression of vegetation and others (notification of non-compliance). The company has appealed almost all of the fines assessed, but no rulings have been handed down as yet. Ampla has paid €540 (approximately ThCh$ 417) in fines. The company received 17 fines in 2014 totaling €80,263* (approximately ThCh$ 62,020) from the environmental agencies (ICMBio and the INEA) for the same violations. The company has appealed almost all of the fines assessed, but no rulings have been handed down as yet. Ampla has paid €460 (approximately ThCh$ 355) in fines. (*) Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.)

-

In 2015, Ampla has received 11 fines totaling €1,768,001 (approximately ThCh$ 1,366,157) from the Brazilian Consumer Defense and Protection Agency (Autarquía de Defensa a Protección del Consumidor, PROCON/RJ) for problems with the quality of its power supply. Ampla has filed 5 appeals against the fines and there are 6 administrative appeals pending of judgment from the agency. In 2014, Ampla received 14 fines totaling €663,530 (approximately ThCh$ 512,718). Ampla appealed against all of the fines, which remain pending. Ampla has filed 4 appeals against the fines and there are 8 administrative appeals pending of judgment from the agency. Ampla has paid 2 fines for €2,343 (approximately ThCh$ 1,810). In 2015, Ampla has not received any fines from the employee defense agencies (SRTE). In 2014, the company received four fines from the employee defense agencies (SRTE) against which it has filed administrative appeals. An appeal was rejected and Ampla has paid the amount of €62 (approximately ThCh$ 48); the others have not yet received rulings.

1.2	Compañía Energética Do Ceará S.A. (Coelce)

-

In 2013, the company received 32 fines totaling R$34,877,282 (approximately ThCh$ 6,343,078) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties (there were seven), problems with technical quality of the service, erroneous evidence submitted in inspections, irregularities with the Coelce Plus project, and other reasons. The company has filed appeals, and final decisions are pending on 26 sanctions. The other fines were either revoked or paid, for a total of R$395,125 (approximately ThCh$ 71,861). In 2012 Coelce received 24 fines totaling R$53,810,352 (approximately ThCh$ 9,786,403), of which R$707,423 (approximately ThCh$ 128,658) have been paid; the final decision on 16 of the fines is pending.

-

The company had not been sanctioned by the environmental agencies in 2014 and 2013 (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

-

Coelce received four fines in 2013 totaling R$21,837 (approximately ThCh$ 3,971) from the Consumer Defense and Protection Agency (PROCON/CE) for alleged violations of consumer rights. The company filed appeals against all of the fines, and one has not yet resolved. The other appeals were rejected, and Coelce paid R$15,901 (approximately ThCh$ 2,892) in fines. Two fines for a total of R$12,953 (approximately ThCh$ 2,356) were received in 2012, which have been paid.

-

In 2013 the company received two fines from the employee defense agencies (SRTE) due to problems with formalities. The appeal filed by the company was unsuccessful, and the amount of R$9,694 (approximately ThCh$ 1,763) was paid. The company was not fined by these agencies in 2012.

-

In 2014 the company has received eight fines totaling €8,702,775 (approximately ThCh$ 6,724,745) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties among the population, technical quality of the service and errors in the asset base. Coelce has paid €16,319 (approximately ThCh$ 12,610) for one of the fines, and has filed appeals against the rest. The company received 32 fines from ANEEL or ARCE in 2013 totaling €10,938,249 (approximately ThCh$ 8,452,124) for accidents with third parties among the population (there were seven), problems with technical quality of the service, erroneous evidence presented during inspections, irregularities with the Coelce Plus Project and other reasons. The company filed appeals, of which 17 are still pending the final ruling. The other fines were either revoked or paid, for a total of €1,418,561 (approximately ThCh$ 1,096,140).

-

The company has not been fined in 2014 and 2013 by the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

-

Coelce has received four fines in 2014 totaling €24,743 (approximately ThCh$ 19,119) from the Brazilian Consumer Defense and Protection Agency (PROCON/CE) for allegedly failing to meet deadlines and for damaged equipment. The company has filed three administrative appeals and has paid one fine for €933 (approximately ThCh$ 721). The company received four fines in 2013 from PROCON/CE totaling €7,220 (approximately ThCh$ 5,579) for allegedly violating consumers’ rights. The company appealed all of the sanctions, but they were rejected and Coelce has paid the fines. The company received six violation notifications from the employee defense agencies (SRTE) in 2014, for accidents suffered by workers. It received two fines in 2013 from the SRTE for failure to comply with formalities. Coelce paid €3,206 (approximately ThCh$ 2,477) for the 2013 fines.

-

In 2015, the company has received four fines totaling €2,517,677 (approximately ThCh$ 1,945,441) from ANEEL or its local representative (ARCE) for problems with technical quality of the service. The company has filed appeals. Two cases are pending and another two have been rejected. Coelce paid €85,593 (approximately ThCh$ 66,139) for the fine. The company has received eight fines in 2014 totaling €8,676,161 (approximately ThCh$ 6,704,180) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties among the population, technical quality of the service and errors in the asset base. Coelce has paid €16,270 (approximately ThCh$ 12,572) for two fines and has filed appeals against the others.

-

In 2015, the company has been received one fine totaling €5,406 (approximately ThCh$ 4,177) for irregular vegetation suppression and others such as notification breach. The company filed the appeal against this fine, which is currently pending. The company has not been fined in 2014 by the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

-

In 2015, the company has received three fines totaling €1,649,834 (approximately ThCh$ 1,274,848) from the Brazilian Consumer Defense and Protection Agency (PROCON/CE) for allegedly failing to meet deadlines. Coelce has paid €7,407 (approximately ThCh$ 5,723) for one of the sanctions and has submitted two applications without manifestation of the body as of the reporting date. Coelce has received four fines in 2014 totaling €26,492 (approximately ThCh$ 20,471) from the Brazilian Consumer Defense and Protection Agency (PROCON/CE) for allegedly failing to meet deadlines and for damaged equipment. The company has filed three administrative appeals, one is still pending, and has paid one fine for €6,874 (approximately ThCh$ 5,312).

-

In 2015, the company received 14 resolutions from the employee defense agencies (SRTE), for failure to comply with formalities and social securities contributions. The company received six resolutions from the employee defense agencies (SRTE) in 2014, for the same reason.

1.3	Compañía de Interconexión Energética S.A. (CIEN)

-

In 2013 the company received one fine for R$32,136 (approximately ThCh$ 5,845) from the National Electrical Energy Agency (ANEEL) for a formal breach (a failure to submit documentation). The company appealed, and the decision is pending. The company was not fined by this agency in 2012.

-	The company has not been fined for other matters in 2012 and 2013 (environmental, consumer or labor).

-

CIEN has not been fined by the National Electrical Energy Agency (ANEEL) or by any other supervisory agency in 2014. In 2013, the company received one fine from the ANEEL for €10,100 (approximately ThCh$ 7,804) for a formal breach (a failure to present documentation). Cien filed an appeal, which was accepted, and the fine was annulled by the judicial body.

-

In 2014, the company received two fines from the employee defense agencies (SRTE) and the company has filed appeals against them. CIEN has paid a fine of €61.74 (approximately Ch$48) and the appeal against the other fine has not yet been decided. In 2013, the company was not fined.

-	The company has not been fined for other matters in 2014 and 2013 (environmental or labor).

-	CIEN has not been fined by ANEEL or by any other supervisory authority in 2015 and 2014.

-

In 2015 the company has not been fined. In 2014, the company received two fines from the employee defense agencies (SRTE) and the company has filed appeals against them. CIEN has paid a fine of €61.74 (approximately Ch$48) and the appeal against the other fine has not yet been decided. In 2013, the company was not fined.

-	The company has not been fined for other environmental matters in 2014 and 2015.

1.4	Transportadora de Energía S.A. (TESA, or Transener S.A.)

-

During 2013, the Electricity Regulatory Body (ENRE) issued penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time for $38,487.65 Argentine pesos (approximately ThCh$ 2,096). In 2014 TESA made a partial payment, including interests, of $46,072.38 Argentine pesos (approximately ThCh$ 2,509).

-

During 2014, the ENRE issued penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time for $15,820 Argentine pesos (approximately ThCh$ 862). In 2014 TESA made a partial payment, including interests, of $17,951 Argentine pesos (approximately ThCh$ 978).

-

During the year 2015, the ENRE issued penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time, for $17,104 Argentine pesos (approximately ThCh$ 931). To date TESA made a partial payment, including interest, of Ar$ 21,087 (approximately ThCh$ 1,148).

1.5	Compañía de Transmisión del Mercosur S.A. (CTM S.A.)

-

During 2013, the ENRE issued five penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time for $7,896.95 Argentine pesos (approximately ThCh$ 430) which Compañía de Transmisión del Mercosur S.A. in 2013 and 2014 made a payment of $11,337.32 Argentine pesos (approximately ThCh$ 617) including interests.

-

During 2014, the ENRE issued three penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station for $5,728.49 Argentine pesos (approximately ThCh$ 312) which Compañía de Transmisión del Mercosur S.A. in 2014 made a payment of $8,181 Argentine pesos (approximately ThCh$ 446) including interests.

-

During the year ended December 31, 2015, the ENRE issued two penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time, for $34,618 Argentine pesos (approximately ThCh$ 1,885) which Compañía de Transmisión del Mercosur S.A. made a partial payment, including interests, of Ar$44,749 (approximately ThCh$ 2,437).

The Company and its Board of Directors have not received other fines from the SVS nor from other administrative authorities.

37.   ENVIRONMENT

Environmental expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

Company	Project name	Description	Project status (Terminated, In process)	12-31-2015						12-31-2014
				ThCh$						ThCh$
				Disbursements	Amortized	Expenses	Future disbursements	Estimated date of future disbursement	Total dibursement	Prior year disbursement As adjusted (*)
PEHUENCHE	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	16,877	-	16,877	-	-	16,877	522
	Investments in Central Hidroelectric Plants	Regularization fuel facilities; Regularization water and sewer system; Regularization collection wells; Fabrication and installation cubetos acid spill; Normalization fenced site archeology	In process	361,712	361,712	-	-	-	361,712	-
ENDESA CHILE	Central Environmental Costs	Waste treatment, sanitation	In process	2,455,575	-	2,455,575	-	-	2,455,575	1,703,168
	CT Bocamina	Emissions monitoring, CEMS project, NOX abatement	In process	1,855	1,855	-	-	-	1,855	20,335,487
	Cems Projec	Cems C.T. Quintero project	In process	33	33	-	-	-	33	286,750
		Cems C.T. San Isidro II project	In process	16	16	-	-	-	16	108,973
		Cems C.T. Tal Tal project	In process	12	12	-	-	-	12	1,401,989
	Regularizaciones C.H.	Regularizaciones C.H.	In process	155,485	155,485	-	-	-	155,485	-
	Regularizaciones C.H. Ralco	Social Afforestation Program and Restorations Palmucho Chenqueco bypass road; Bridge reconstruction Lonquimay.	In process	1,051,017	61	-	-	-	1,051,017	-
CELTA	Waste	Studies, monitoring, laboratory analysis and waste disposal retirement	Terminated	196,060	-	196,060	-	-	196,060	380,554
	Waste treatment	Removal of non-hazardous household and industrial waste	Terminated	127,053	-	-	-	-	127,053	-
	Abatement Nox (LNF burners + OFA), desulfurizer and monitoring CEMS emissions	Abatement Nox (LNF burners + OFA), desulfurizer and monitoring CEMS emissions	Terminated	9,624	-	-	-	-	9,624	10,531,670
	Afforestation (RCA) Water Eyes	Afforestation (RCA) Water Eyes	Terminated	27,032	-	-	-	-	27,032	-
CANELA	Central Environmental expenses	Analysis and monitoring water quality and Sanitation Canela	In process	11,376	-	11,376	-	-	11,376	16,079
Total ThCh$				4,413,727	519,174	2,679,888	-	-	4,413,727	34,765,192

Company	Project name	Description	Project status (Terminated, In process)	12-31-2014						12-31-2013
				ThCh$ As adusted (*)						ThCh$ As adjusted (*)
				Disbursements	Amortized	Expenses	Future disbursements	Estimated date of future disbursement	Total dibursement	Expenses	Prior year disbursement
PEHUENCHE	Environmental expenses CC.HH	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	Terminated	522	-	522	-	-	522	-	-
ENDESA CHILE	Central Environmental Costs	Waste treatment, sanitation and monitoring	In process	1,703,168	-	1,703,168	-	-	1,703,168	1,176,590	1,176,590
	CT Bocamina	Emissions monitoring, CEMS project, NOX abatement	In process	20,335,487	20,335,487	-	-	-	20,335,487	805,388	805,388
	CT Los Molles	Compliance DS 78 chemicals storage	In process	22,069	22,069	-	-	-	22,069	-	-
	C.T. San Isidro I	Cems project	In process	55,878	55,878	-	-	-	55,878	-	-
	C.T. San Isidro II	Cems project	In process	108,973	108,973	-	-	-	108,973	-	-
	C.T. Quintero	Cems project	In process	286,750	286,750	-	-	-	286,750	-	-
	CT Tal Tal	Compliance DS 78 Health Ministry; Cems project	In process	1,401,989	1,401,989	-	-	-	1,401,989	-	-
CELTA	Thermal environmental costs	Studies monit., Lab.retiro analysis and disp.residuos	In process	184,494	-	184,494	196,060	12-31-2015	380,554	14,840	274,582
	CEMS project	Abatement system particulate material (baghouses / emissions monitoring)	In process	10,522,046	10,522,046	-	9,624	12-31-2015	10,531,670	-	-
GAS ATACAMA	Monitoring, MA audits, consultants, etc.	RCA commitments, studies, air quality monitoring and analysis, water	Terminated	162,305	-	162,305	-	-	162,305	-	88,772
CANELA	Central Environmental Costs	Analysis and monitoring water quality and Sanitation Canela	In process	16,079	-	16,079	-	-	16,079	-	-
Total ThCh$				34,799,760	32,733,192	2,066,568	205,684		35,005,444	1,996,818	2,345,332
(*)	Prior period amounts were adjusted to conform with current period classification of disconutinued operations. See Note 4.1.II.iii

38.   FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of December 31, 2015 and 2014 the summarized financial information of our principal subsidiaries under IFRS is as follows:

SUMMARY OF THE GROUP CONSOLIDATION, BY SUBSIDIARY

	As of and for the year ended 12-31-2015
	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and equity	Revenues	Costs	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Subsidiaries within continuing operations
Empresa Eléctrica Pehuenche S.A.	Separate	63,745,589	201,366,300	265,111,889	(62,820,897)	(51,972,920)	(150,318,072)	(265,111,889)	193,189,705	(28,569,912)	118,016,421	33,526	118,049,947
Compañía Eléctrica de Tarapacá S.A.	Separate	82,875,363	509,275,829	592,151,192	(115,138,485)	(44,379,433)	(432,633,274)	(592,151,192)	230,852,534	(139,555,849)	70,262,390	(624)	70,261,766
Inversiones GasAtacama Holding Ltda. Group	Consolidated	245,456,212	207,236,190	452,692,402	(24,048,629)	(49,959,438)	(378,684,335)	(452,692,402)	183,015,183	(110,330,364)	46,215,560	(3,059,806)	43,155,754
Subsidiaries within discontinued operations
Endesa Argentina S.A.	Separate	1,814,204	32,328,045	34,142,249	(616,318)	-	(33,525,931)	(34,142,249)	-	-	622,972	(10,352,540)	(9,729,568)
Central Costanera S.A.	Separate	27,559,412	142,918,106	170,477,518	(102,001,988)	(53,611,202)	(14,864,328)	(170,477,518)	100,856,664	(4,598,130)	(998,809)	(4,729,767)	(5,728,576)
Hidroinvest S.A.	Separate	575,373	11,429,899	12,005,272	(452,427)	-	(11,552,845)	(12,005,272)	-	-	21,877	(3,570,020)	(3,548,143)
Hidroeléctrica El Chocón S.A.	Separate	44,240,854	240,460,115	284,700,969	(71,433,902)	(63,908,193)	(149,358,874)	(284,700,969)	40,004,655	(4,574,336)	110,802,880	(44,667,506)	66,135,374
Southem Cone Power Argentina S.A.	Separate	8,003	575,537	583,540	(12,826)	-	(570,714)	(583,540)	-	-	(7,151)	(176,471)	(183,622)
Empresa Generadora de Energía Eléctrica S.A.	Separate	172,918,511	1,803,546,987	1,976,465,498	(349,736,334)	(831,187,906)	(795,541,258)	(1,976,465,498)	778,768,426	(321,664,855)	211,896,264	(91,252,276)	120,643,988
Generandes Perú S.A.	Separate	1,945,582	225,170,087	227,115,669	(1,364,513)	-	(225,751,156)	(227,115,669)	-	-	42,044,140	4,890,902	46,935,042
Edegel S.A.A.	Separate	111,421,412	723,995,979	835,417,391	(117,775,269)	(188,814,672)	(528,827,450)	(835,417,391)	343,761,564	(143,234,611)	91,161,037	4,059,334	95,220,371
Chinango S.A.C.	Separate	7,647,526	112,688,111	120,335,637	(8,369,365)	(40,621,719)	(71,344,553)	(120,335,637)	39,114,967	(8,235,270)	15,210,089	(708,295)	14,501,794
Generandes Perú Group	Consolidated	120,047,319	808,405,916	928,453,235	(126,541,945)	(229,436,392)	(572,474,899)	(928,453,236)	382,452,709	(151,046,058)	95,054,809	(9,131,696)	85,923,113
Endesa Argentina Group	Consolidated	73,348,681	385,562,798	458,911,479	(173,663,474)	(115,955,351)	(169,292,654)	(458,911,479)	140,398,933	(9,172,466)	109,347,016	(50,970,094)	58,376,922

SUMMARY OF THE GROUP CONSOLIDATION, BY SUBSIDIARY

	As of and for the year ended 12-31-2014
	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and equity	Revenues	Costs	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Subsidiaries within continuing operations
Empresa Eléctrica Pehuenche S.A.	Separate	75,414,557	209,069,274	284,483,831	59,142,217	53,952,811	171,388,803	284,483,831	227,886,302	(98,273,049)	129,613,253	(51,043)	129,562,210
Compañía Eléctrica de Tarapacá S.A.	Separate	77,067,775	450,573,978	527,641,753	110,849,007	30,918,614	385,874,132	527,641,753	318,959,142	(236,099,025)	82,860,117	(604)	100,868,285
Inversiones GasAtacama Holding Ltda. Group	Consolidated	197,276,197	216,893,717	414,169,914	29,892,670	48,748,663	335,528,581	414,169,914	179,474,707	(159,244,645)	20,230,062	51,288,697	71,518,759
Subsidiaries within discontinued operations
Sociedad Concesionaria Túnel El Melón S.A. (*)	Separate	19,183,735	7,107,942	26,291,677	3,709,123	1,789,703	20,792,851	26,291,677	10,484,435	(4,152,625)	6,331,810	(12,156)	6,319,654
Endesa Argentina S.A.	Separate	1,924,047	42,081,267	44,005,314	749,815	-	43,255,499	44,005,314	340,599	-	340,599	(5,299,756)	(4,959,157)
Central Costanera S.A.	Separate	31,868,372	154,649,134	186,517,506	108,956,607	56,967,994	20,592,905	186,517,506	75,204,382	(29,671,728)	45,532,654	3,989,198	49,521,852
Hidroinvest S.A.	Separate	562,612	14,962,217	15,524,829	423,843	-	15,100,986	15,524,829	-	-	(2,811)	(1,868,145)	(1,870,956)
Hidroeléctrica El Chocón S.A.	Separate	22,930,536	137,891,546	160,822,082	31,540,350	46,058,232	83,223,500	160,822,082	30,178,802	(19,141,980)	11,036,822	(8,763,212)	2,273,610
Southem Cone Power Argentina S.A.	Separate	4,162	753,403	757,565	3,229	-	754,336	757,565	-	(4,919)	(4,919)	(94,023)	(98,942)
Empresa Generadora de Energía Eléctrica S.A.	Separate	329,672,209	1,782,307,979	2,111,980,188	500,414,812	883,041,284	728,524,092	2,111,980,188	753,455,621	(464,634,223)	288,821,398	(73,145,883)	215,675,515
Generandes Perú S.A.	Separate	3,473,185	219,325,990	222,799,175	3,148,425	-	219,650,750	222,799,175	46,503,610	-	46,503,610	12,303,680	58,807,290
Edegel S.A.A.	Separate	110,164,628	720,449,664	830,614,292	85,724,692	235,667,176	509,222,424	830,614,292	319,399,578	(213,260,179)	106,139,399	23,688,400	129,827,799
Chinango S.A.C.	Separate	8,439,096	111,912,667	120,351,763	7,433,439	39,382,244	73,536,080	120,351,763	34,656,130	(19,544,709)	15,011,421	3,041,428	18,052,849
Generandes Perú Group	Consolidated	121,446,538	816,077,565	937,524,103	95,676,185	275,049,420	566,798,498	937,524,103	353,847,452	(242,497,338)	111,350,114	23,990,135	135,340,249
Endesa Argentina Group	Consolidated	56,074,841	297,050,238	353,125,079	140,459,888	101,749,459	110,915,732	353,125,079	105,281,293	(48,769,700)	56,511,593	(5,660,609)	50,850,984

(*) Sociedad Concesionaria Túnel El Melón S.A. was sold on January 9, 2015.

39.	SUBSEQUENT EVENTS

1)

On January 8, 2016, Empresa Nacional de Electricidad S.A. reported that three people that had illegally occupied the First Tower have vacated it beginning that date, which will allow Bocamina power plant to begin again its operation in the next hours. The First Tower is supporting circuit 154 kv and 220 kv, owned by Transelec, which serves the Bocamina power plant. The financial effects due to this illegal occupation that Endesa Chile had to assume during the interruption of the transmission of electrical energy, amounted ThCh$ 2,698,608 (US$ 3.8 million), as contribution margin loss between November 23, 2015 and January 7, 2016.

At the level of the electrical system, this situation impacts the rising global costs of supplying demand, increasing spot prices and the anticipated use of hydroelectric reserves, which in the coming months will not be available.

2)

On January 29, 2016 Empresa Nacional de Electricidad S.A. reported that in compliance with the agreement reached at the Extraordinary Shareholders’ Meeting of Endesa held on December 18, 2015 (hereinafter “Meeting”), the Board of Directors of Endesa acknowledges that the condition precedent regarding the spin-off of Endesa has been met as of January 28, 2016, and accordingly has also arranged to grant the public deed that declares the completion of the condition precedent, entitled “Public Deed of Compliance of the Condition of the Spin-Off of Empresa Nacional de Electricidad S.A.”, effective on the same date.

Consequently, and as agreed at the Meeting, the Endesa’s Spin-Off took effect on Tuesday, March 1, 2016, whereupon the new corporation, Endesa Américas S.A. (“Endesa Américas”), began to exist, and verifies the capital decrease and the other amendments to the by-laws of Endesa Chile that have been approved.

Additionally, as a result of formalization of Endesa Chile’s spin-off, it was triggered on that date the obligation for Endesa Chile to pay taxes in Peru for a total amount of $558 million of Peruvian Soles (approximately ThCh$112,187,442). This tax, that was paid during March 2016, is applicable under the Peruvian Income Tax Law to the transfer of the ownership interests that Endesa Chile held in that country that where transfer to Endesa Américas S.A. The tax is calculated as the difference between the disposal value and the acquisition cost of the ownership interests previously mentioned.

It is noted that, as agreed to at the Meeting, the Board of Directors of Endesa Américas, proceeds in due time to request the registration of Endesa Américas S.A. and its respective shares in the Securities Registry of the Superintendence of Securities and Insurance and in the Stock Exchanges where the shares of Endesa Chile are currently traded. The distribution, and the material delivery of the shares issued by Endesa Américas S.A. will take place at a date established by the Board of Directors of Endesa Américas S.A., once the shares registration in the Securities Registry of the Superintendence of Securities and Insurance and Chilean Stock Exchanges are complete, and when the legal and regulatory requirements have been fulfilled. The paid-in capital allocated to Endesa Américas S.A. amounted to ThCh$ 778,936,764.

3)

As of April 13, 2016, the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, “SVS”) proceeded to record Endesa Américas and its shares in the Securities Registry, according to a certificate issued by this entity, and that it has made the respective listings in the Santiago Stock Exchange, the Valparaíso Stock Exchange, the Chile Electronic Stock Exchange and the New York Stock Exchange of United States of America, all in accordance with the decision made at the Extraordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A. held on December 18, 2015. Therefore, the shares of the divided equity of Endesa Américas were distributed free of any payment to the shareholders of Endesa Chile entitled to receive them as of April 21, 2016.

4)

At the OSM held on April 27, 2016, our new Board of Directors was elected for a term of three years starting from the date of the meeting. At the Board of Directors meeting held on April 28, 2016, the directors agreed to appoint Mr. Jorge Atton P., Mr. Enrique Cibié B. and Mr. Julio Pellegrini V. as members of the Directors’ Committee. Additionally, Mr. Cibié was appointed as Financial Expert of the Directors’ Committee.

The members of our new Board of Directors are as follows:

•	Mr. Giuseppe Conti (Chairman)

•	Mr. Francesco Giorgianni (Vice Chairman)

•	Mr. Jorge Atton P.

•	Mr. Francesco Buresti

•	Mr. Enrique Cibié B.

•	Mr. Mauro Di Carlo

•	Mr. Luca Noviello

•	Mr. Umberto Magrini

•	Mr. Julio Pellegrini V.

There are no other subsequent events that have occurred between January 1, 2016 and the issuance date of these financial statements other than those include in theses combined financial statements.

APPENDIX 1 GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries”. It presents the Group’s percentage of control in each subsidiary.

Taxpayer ID No.	Company		Percentage of control as of 12-31-2015			Percentage of control as of 12-31-2014
	(in alphabetical order)	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity

76.003.204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
96.770.940-9	Compañía Eléctrica de Tarapacá S.A.	Chilean peso	96.21%	0.00%	96.21%	96.21%	0.00%	96.21%	Subsidiary	Chile	Complete electric energy cycle
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
78.932.860-9	GasAtacama S.A. (4)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Electric energy and natural gas exploitation, generation, transmission and distribution
96.830.980-3	GasAtacama Chile S.A. (4)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Management of Companies
77.032.280-4	Gasoducto TalTal S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas transportation, sales and distribution
76.676.750-8	GNL Norte S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel production, transportation and distribution
76.014.570-K	Inversiones GasAtacama Holding Ltda. (2) (4)	Chilean peso	50.00%	50.00%	100.00%	50.00%	50.00%	100.00%	Subsidiary	Chile	Energy generation and natural gas transportation
96.671.360-7	Sociedad Concesionaria Túnel El Melón S.A. (3)	Chilean peso	0.00%	0.00%	0.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Execution, construction and exploitation of the El Melón tunnel
96.905.700-K	Progas S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas acquisition, production, transportation and commercial distribution
78.952.420-3	Gasoducto Atacama Argentina S.A. (4)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation
Foreign	Edegel S.A.A	Peruvian sol	29.40%	54.20%	83.60%	29.40%	54.20%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Chinango S.A.C.	Peruvian sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Generandes Perú S.A.	Peruvian sol	61.00%	0.00%	61.00%	61.00%	0.00%	61.00%	Subsidiary	Peru	Portfolio company
Foreign	Empresa Generadora de Energía Eléctrica S.A. (Emgesa) (1)	Colombian peso	56.43%	0.00%	56.43%	56.43%	0.00%	56.43%	Subsidiary	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A. (1)	U.S. dollar	0.00%	56.43%	56.43%	0.00%	56.43%	56.43%	Subsidiary	Colombia	Electric energy purchases and sales
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	Subsidiary	Colombia	Investment, construction and maintenance of public or private wharves and ports
Foreign	Hidroeléctrica El Chocón S.A. (H. El Chocón S.A.)	Argentine peso	2.48%	65.19%	67.67%	2.48%	65.19%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	41.94%	54.15%	96.09%	41.94%	54.15%	96.09%	Subsidiary	Argentina	Portfolio company
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	98.00%	2.00%	100.00%	98.00%	2.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Endesa Argentina S.A.	Argentine peso	99.66%	0.34%	100.00%	99.66%	0.34%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Central Costanera S.A.	Argentine peso	24.85%	50.82%	75.67%	24.85%	50.82%	75.67%	Subsidiary	Argentina	Electric energy generation and sales
Foreign	Ingendesa do Brasil Ltda.	Brazilian real	1.00%	99.00%	100.00%	1.00%	99.00%	100.00%	Subsidiary	Brazil	Project engineering consulting

(1) See Note 2.4.3

(2) See Note 2.4.1 and 6

(3) On January 9, 2015 Sociedad Concesionaria Túnel El Melón S.A. was sold.

(4) From January 1, 2015, determinated functional currency of these companies was changed from US Dollar to Chilean Peso.

- The companies Atacama Finance Co. y Energex Co. were liquidated on September 17, 2014

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”

Incorporation into the scope of consolidation for the years ended December 31, 2015 and 2014.

Company	Ownership Interest as of December 31, 2015				Ownership Interest as of December 31, 2014
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Inversiones GasAtacama Holding Ltda.	-	-	-	-	50.00%	50.00%	100.00%	Full integration
GasAtacama S.A.	-	-	-	-	0.00%	100.00%	100.00%	Full integration
GasAtacama Chile S.A.	-	-	-	-	0.00%	100.00%	100.00%	Full integration
Gasoducto TalTal S.A.	-	-	-	-	0.00%	100.00%	100.00%	Full integration
Gasoducto Atacama Argentina S.A.	-	-	-	-	0.00%	100.00%	100.00%	Full integration
GNL Norte S.A.	-	-	-	-	0.00%	100.00%	100.00%	Full integration
Progas S.A.	-	-	-	-	0.00%	100.00%	100.00%	Full integration

The companies Atacama Finance Co. y Energex Co. were liquidated on September 17, 2014.

Exclusion from the scope of consolidation for the years ended December 31, 2015 and 2014.

Company	Ownership Interest as of December 31, 2015				Ownership Interest as of December 31, 2014
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Sociedad Concesionaria Túnel El Melón S.A.	99.99%	0.01%	100.00%	Full integration	-	-	-	-

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is part of Note 3.h, “Investments in associated companies and joint arrangements”

Taxpayer	Company	Functional	Ownership Interest as of 12-31-2015			Ownership Interest as of 12-31-2014
ID No.	(in alphabetical order)	currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	Joint venture	Chile	Hydroelectric plant development and operation
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution
96.806.130-5	Electrogas S.A.	U.S. dollar	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	Associate	Chile	Portfolio company
76.418.940-K	GNL Chile. S.A.	U.S. dollar	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76.788.080-4	GNL Quintero S.A.	U.S. dollar	20.00%	0.00%	20.00%	20.00%	0.00%	20.00%	Associate	Chile	Development, design and supply of liquid natural gas regasifying terminal
Foreign	Distrilec Inversora S.A.	Argentine peso	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	Associate	Argentina	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Associate	Argentina	Wholesale purchase and sale of electric energy
Foreign	Central Térmica Manuel Belgrano	Argentine peso	0.00%	24.18%	24.18%	0.00%	24.18%	24.18%	Associate	Argentina	Production and marketing of electric energy
Foreign	Central Térmica San Martin	Argentine peso	0.00%	24.18%	24.18%	0.00%	24.18%	24.18%	Associate	Argentina	Production and marketing of electric energy
Foreign	Central Vuelta Obligada S.A.	Argentine peso	0.00%	3.45%	3.45%	0.00%	3.45%	3.45%	Associate	Argentina	Production and marketing of electric energy
Foreign	Enel Brasil S.A.	Brazilian real	34.64%	4.00%	38.64%	34.64%	4.00%	38.64%	Associate	Brazil	Portfolio company

APPENDIX 4 SUPPLEMENTARY INFORMATION RELATED TO ASSETS AND LIABILITIES HELD FOR DISTRIBUTION TO OWNERS AND RESULTS FROM DISCONTINUED OPERATIONS

ENDESA S.A. AND SUBSIDIARIES

Consolidated Statement of Financial Position

as of December 31, 2015

(In thousands of Chilean pesos)

ASSETS	Endesa Chile Historical ThCh$	Discontinued Operations (IFRS 5) ThCh$	Intercompany eliminations and other adjustments ThCh$	Endesa Historical (Combined) ThCh$	Endesa Chile ThCh$	Endesa Américas ThCh$

CURRENT ASSETS
Cash and cash equivalents	149,738,363	(112,313,130)	-	149,738,363	37,425,233	112,313,130
Other current financial assets	6,653,458	(5,641,903)	-	6,653,458	1,011,555	5,641,903
Other current non-financial assets	14,798,797	(14,336,049)	-	14,798,797	462,748	14,336,049
Trade and other current receivables	562,615,241	(199,139,964)	-	562,615,241	363,475,277	199,139,964
Current accounts receivable from related companies	106,507,482	(37,639,756)	3,526	106,511,008	68,871,252	37,639,756
Inventories	62,682,301	(25,926,892)	-	62,682,301	36,755,409	25,926,892
Current tax assets	14,908,428	(50,966)	-	14,908,428	14,857,462	50,966
Total current assets other than assets or disposal groups classified as held for sale or for distribution to owners	917,904,070	(395,048,660)	3,526	917,907,596	522,858,936	395,048,660

TOTAL CURRENT ASSETS	917,904,070	(395,048,660)	3,526	917,907,596	522,858,936	395,048,660

NON-CURRENT ASSETS
Other non-current financial assets	22,344,701	(625,981)	-	22,344,701	21,718,720	625,981
Other non-current non-financial assets	6,627,219	(3,239,510)	-	6,627,219	3,387,709	3,239,510
Trade and other non-current receivables	230,860,601	(230,824,700)	-	230,860,601	35,901	230,824,700
Investments accounted for using the equity method	492,055,335	(446,338,964)	-	492,055,335	45,716,371	446,338,964
Intangible assets other than goodwill	51,989,115	(31,083,689)	-	51,989,115	20,905,426	31,083,689
Goodwill	125,561,012	(100,700,656)	-	125,561,012	24,860,356	100,700,656
Property, plant and equipment	5,393,307,906	(2,663,590,814)	-	5,393,307,906	2,729,717,092	2,663,590,814
Deferred tax assets	38,086,239	(18,253,056)	34,135	38,120,374	19,867,318	18,253,056

TOTAL NON-CURRENT ASSETS	6,360,832,128	(3,494,657,370)	34,135	6,360,866,263	2,866,208,893	3,494,657,370

TOTAL ASSETS	7,278,736,198	(3,889,706,030)	37,661	7,278,773,859	3,389,067,829	3,889,706,030

ENDESA S.A. AND SUBSIDIARIES

Consolidated Statement of Financial Position

as of December 31, 2015

(In thousands of Chilean pesos)

LIABILITIES AND EQUITY	Endesa Chile Historical ThCh$	Discontinued Operations (IFRS 5) ThCh$	Intercompany eliminations and other adjustments ThCh$	Endesa Historical (Combined) ThCh$	Endesa Chile ThCh$	Endesa Américas ThCh$

CURRENT LIABILITIES
Other current financial liabilities	248,939,806	(221,018,241)	-	248,939,806	27,921,565	221,018,241
Trade and other current payables	620,124,333	(259,664,724)	-	620,124,333	360,459,609	259,664,724
Current accoutns payable to related companies	305,709,208	(48,124,723)	3,526	305,712,734	257,584,485	48,128,249
Other current provisions	94,553,219	(78,935,605)	-	94,553,219	15,617,614	78,935,605
Current tax liabilities	79,794,847	(65,310,111)	-	79,794,847	14,484,736	65,310,111
Other current non-financial liabilities	1,974,624	(1,951,294)	-	1,974,624	23,330	1,951,294
Total current liabilities other than liabilities associated with assets or disposal groups classified as held for sale or for distribution to owners	1,351,096,037	(675,004,698)	3,526	1,351,099,563	676,091,339	675,008,224

TOTAL CURRENT LIABILITIES	1,351,096,037	(675,004,698)	3,526	1,351,099,563	676,091,339	675,008,224

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,814,121,909	(896,924,119)	-	1,814,121,909	917,197,790	896,924,119
Trade and other non-current payables	45,348,861	(39,373,175)	-	45,348,861	5,975,686	39,373,175
Non-current accounts payable to related companies	97,186	-	-	97,186	97,186	-
Other long-term provisions	87,176,478	(36,473,503)	-	87,176,478	50,702,975	36,473,503
Deferred tax liabilities	381,487,478	(163,761,907)	34,135	381,521,613	217,759,706	163,761,907
Non-current provisions for employee benefits	36,819,758	(21,548,342)	-	36,819,758	15,271,416	21,548,342
Other non-current non-financial liabilities	18,698,412	(18,698,412)	-	18,698,412	-	18,698,412

TOTAL NON-CURRENT LIABILITIES	2,383,750,082	(1,176,779,458)	34,135	2,383,784,217	1,207,004,759	1,176,779,458

TOTAL LIABILITIES	3,734,846,119	(1,851,784,156)	37,661	3,734,883,780	1,883,096,098	1,851,787,682

EQUITY
Issued capital	1,537,722,642	(899,433,829)	-	1,537,722,642	638,288,813	899,433,829
Retained earnings	2,218,373,368	(1,275,029,104)	-	2,218,373,368	943,344,264	1,275,029,104
Other reserves	(1,107,906,103)	1,000,759,977	-	(1,107,906,103)	(107,142,600)	(1,000,763,503)
Equity attributable to owners of parent	2,648,189,907	(1,173,702,956)	-	2,648,189,907	1,474,490,477	1,173,699,430
Non-controlling interests	895,700,172	(864,218,918)	-	895,700,172	31,481,254	864,218,918

TOTAL EQUITY	3,543,890,079	(2,037,921,874)	-	3,543,890,079	1,505,971,731	2,037,918,348

TOTAL LIABILITIES AND EQUITY	7,278,736,198	(3,889,706,030)	37,661	7,278,773,859	3,389,067,829	3,889,706,030

ENDESA S.A. AND SUBSIDIARIES

Consolidated Statement of Income, by Nature

For the year ended December 31, 2015

(In thousands of Chilean pesos)

	January - December
CONSOLIDATED STATEMENT OF INCOME Profit (loss)	Endesa Chile Historical ThCh$	Discontinued Operations (IFRS 5) ThCh$	Intercompany eliminations and other adjustments ThCh$	Endesa Historical (Combined) ThCh$	Endesa Chile ThCh$	Endesa Américas ThCh$
Revenues	2,778,443,659	(1,238,466,148)	14,008	2,778,457,667	1,539,991,519	1,238,466,148
Other income	68,481,846	(64,649,040)	-	68,481,846	3,832,806	64,649,040
Revenues and other operating income	2,846,925,505	(1,303,115,188)	14,008	2,846,939,513	1,543,824,325	1,303,115,188

Raw materials and consumables used	(1,362,638,412)	481,747,189	-	(1,362,638,412)	(880,891,223)	(481,747,189)
Contribution Margin	1,484,287,093	(821,367,999)	14,008	1,484,301,101	662,933,102	821,367,999

Other work performed by the entity and capitalized	27,188,477	(11,937,667)	-	27,188,477	15,250,810	11,937,667
Employee benefits expense	(156,197,903)	85,228,546	-	(156,197,903)	(70,969,357)	(85,228,546)
Depreciation and amortization expense	(233,241,223)	108,405,664	-	(233,241,223)	(124,835,559)	(108,405,664)
Impairment loss recognized in the period’s profit or loss	4,980,280	4,813,372	-	4,980,280	9,793,652	(4,813,372)
Other expenses	(163,616,836)	73,277,014	(14,008)	(163,630,844)	(90,339,822)	(73,291,022)
Operating income	963,399,888	(561,581,070)	-	963,399,888	401,832,826	561,567,062

Other gains (losses)	3,506,559	508,842	-	3,506,559	4,015,401	(508,842)
Financial income	59,535,141	(59,300,320)	-	59,535,141	234,821	59,300,320
Financial costs	(152,001,093)	87,794,374	-	(152,001,093)	(64,206,719)	(87,794,374)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	47,584,706	(38,679,661)	-	47,584,706	8,905,045	38,679,661
Foreign currency exchange differences	42,300,500	(96,180,972)	-	42,300,500	(53,880,472)	96,180,972
Profit (loss) from indexed assets and liabilities	3,600,187	-	-	3,600,187	3,600,187	-

Profit before income taxes	967,925,888	(667,438,807)	-	967,925,888	300,501,089	667,424,799
Income tax expense	(332,905,075)	256,249,256	-	(332,905,075)	(76,655,819)	(256,249,256)
Net income from continuing operations	635,020,813	(411,189,551)	-	635,020,813	223,845,270	411,175,543
NET PROFIT FOR THE YEAR	635,020,813	(411,189,551)	-	635,020,813	223,845,270	411,175,543
Net profit for the year attributable to:
Equity owners of parent	392,868,115	(180,546,069)	-	392,868,115	212,336,054	180,532,061
Non-controlling interests	242,152,698	(230,643,482)	-	242,152,698	11,509,216	230,643,482
NET PROFIT FOR THE YEAR	635,020,813	(411,189,551)	-	635,020,813	223,845,270	411,175,543

Basic and diluted earnings per share
Basic and diluted earnings per share	47.90	(22.01)	-	47.90	25.89	22.01
Weighted average number of shares of common stock	8,201,754.58	8,201,754.58	-	-	8,201,754.58	8,201,754.58

ENDESA S.A. AND SUBSIDIARIES

Consolidated Statement of Financial Position

as of December 31, 2014

(In thousands of Chilean pesos)

ASSETS	Endesa Chile Historical ThCh$	Discontinued Operations (IFRS 5) ThCh$	Intercompany eliminations and other adjustments ThCh$	Endesa Historical (Combined) ThCh$	Endesa Chile ThCh$	Endesa Américas ThCh$

CURRENT ASSETS
Cash and cash equivalents	336,628,803		-	336,628,803	38,186,573	298,442,230
Other current financial assets	24,850,020		-	24,850,020	1,464,821	23,385,199
Other current non-financial assets	41,040,138		-	41,040,138	10,766,654	30,273,484
Trade and other current receivables	433,407,008		-	433,407,008	317,250,690	116,156,318
Current accounts receivable from related companies	81,090,930		2,929	81,093,859	54,967,866	26,125,993
Inventories	65,771,121		-	65,771,121	36,871,184	28,899,937
Current tax assets	47,290,575		-	47,290,575	44,701,761	2,588,814
Total current assets other than assets or disposal groups classified as held for sale or for distribution to owners	1,030,078,595		2,929	1,030,081,524	504,209,549	525,871,975
Non-current assets or disposal groups held for sale or for distributions to owners	7,978,963		-	7,978,963	7,978,963	-

TOTAL CURRENT ASSETS	1,038,057,558		2,929	1,038,060,487	512,188,512	525,871,975

NON-CURRENT ASSETS
Other non-current financial assets	7,936,806		-	7,936,806	6,719,853	1,216,953
Other non-current non-financial assets	2,374,351		-	2,374,351	42,847	2,331,504
Trade and other non-current receivables	141,216,512		-	141,216,512	-	141,216,512
Investments accounted for using the equity method	581,221,384		-	581,221,384	40,365,323	540,856,061
Intangible assets other than goodwill	52,451,833		-	52,451,833	18,851,913	33,599,920
Goodwill	125,609,898		-	125,609,898	24,860,356	100,749,542
Property, plant and equipment	5,230,428,848		-	5,230,428,848	2,621,113,891	2,609,314,957
Deferred tax assets	58,374,709		39,970	58,414,679	10,855,062	47,559,617

TOTAL NON-CURRENT ASSETS	6,199,614,341		39,970	6,199,654,311	2,722,809,245	3,476,845,066

TOTAL ASSETS	7,237,671,899		42,899	7,237,714,798	3,234,997,757	4,002,717,041

ENDESA S.A. AND SUBSIDIARIES

Consolidated Statement of Financial Position

as of December 31, 2014

(In thousands of Chilean pesos)

LIABILITIES AND EQUITY	Endesa Chile Historical ThCh$	Discontinued Operations (IFRS 5) ThCh$	Intercompany eliminations and other adjustments ThCh$	Endesa Historical (Combined) ThCh$	Endesa Chile ThCh$	Endesa Américas ThCh$

CURRENT LIABILITIES
Other current financial liabilities	290,758,963		-	290,758,963	146,364,103	144,394,860
Trade and other current payables	692,298,346		-	692,298,346	332,677,495	359,620,851
Current accounts payable to related companies	237,525,246		2,929	237,528,175	124,467,399	113,060,776
Other current provisions	38,351,988		-	38,351,988	10,932,577	27,419,411
Current tax liabilities	94,392,334		-	94,392,334	31,480,257	62,912,077
Other current non-financial liabilities	33,920,467		-	33,920,467	16,168,436	17,752,031
Total current liabilities other than liabilities associated with assets or disposal groups classified as held for sale or for distribution to owners	1,387,247,344		2,929	1,387,250,273	662,090,267	725,160,006
Liabilities associated with assets or disposal groups classified as held for sale or for distributions to owners	5,490,249		-	5,490,249	5,490,249	-

TOTAL CURRENT LIABILITIES	1,392,737,593		2,929	1,392,740,522	667,580,516	725,160,006

NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,825,702,867		-	1,825,702,867	778,135,168	1,047,567,699
Trade and other non-current payables	3,711,078		-	3,711,078	3,711,078	-
Other long-term provisions	28,853,555		-	28,853,555	25,161,118	3,692,437
Deferred tax liabilities	390,319,963		39,970	390,359,933	232,085,097	158,274,836
Non-current provisions for employee benefits	43,461,827		-	43,461,827	18,537,036	24,924,791
Other non-current non-financial liabilities	28,998,675		-	28,998,675	2,957,460	26,041,215

TOTAL NON-CURRENT LIABILITIES	2,321,047,965		39,970	2,321,087,935	1,060,586,957	1,260,500,978

TOTAL LIABILITIES	3,713,785,558		42,899	3,713,828,457	1,728,167,473	1,985,660,984

EQUITY
Issued capital	1,537,722,642		-	1,537,722,642	638,288,813	899,433,829
Retained earnings	2,010,744,273		-	2,010,744,273	834,633,984	1,176,110,289
Other reserves	(848,186,431)		-	(848,186,431)	2,648,092	(850,834,523)
Equity attributable to owners of parent	7,237,671,899		42,899	7,237,714,798	3,234,997,757	4,002,717,041

ENDESA S.A. AND SUBSIDIARIES

Consolidated Statement of Income, by Nature

For the year ended December 31, 2014

(In thousands of Chilean pesos)

	January - December
CONSOLIDATED STATEMENT OF INCOME Profit (loss)	Endesa Chile Historical	Discontinued Operations (IFRS 5)	Intercompany eliminations and other adjustments	Endesa Historical (Combined)	Endesa Chile	Endesa Américas
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues	2,364,210,976	(1,154,414,241)	10,930	2,364,221,906	1,209,807,666	1,154,414,240
Other income	82,323,337	(61,145,248)	-	82,323,337	21,178,089	61,145,248
Revenues and other operating income	2,446,534,313	(1,215,559,489)	10,930	2,446,545,243	1,230,985,755	1,215,559,488

Raw materials and consumables used	(1,119,458,199)	369,241,528	-	(1,119,458,199)	(750,216,671)	(369,241,528)
Contribution Margin	1,327,076,114	(846,317,961)	10,930	1,327,087,044	480,769,084	846,317,960

Other work performed by the entity and capitalized	29,170,488	(12,704,315)	-	29,170,488	16,466,172	12,704,316
Employee benefits expense	(134,904,835)	70,044,870	-	(134,904,835)	(64,859,966)	(70,044,869)
Depreciation and amortization expense	(205,141,244)	103,836,335	-	(205,141,244)	(101,304,909)	(103,836,335)
Impairment loss recognized in the period’s profit or loss	(14,519,312)	2,057,856	-	(14,519,312)	(12,461,456)	(2,057,856)
Other expenses	(126,360,628)	60,025,087	(10,930)	(126,371,558)	(66,335,540)	(60,036,018)
Operating income	875,320,583	(623,058,128)	-	875,320,583	252,273,385	623,047,198

Other gains, net	43,401,445	(749,878)	-	43,401,445	42,651,567	749,878
Financial income	95,553,630	(93,967,597)	-	95,553,630	1,586,033	93,967,597
Financial costs	(136,828,592)	65,211,335	-	(136,828,592)	(71,617,256)	(65,211,336)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	7,245,829	(61,598,412)	-	7,245,829	(54,352,582)	61,598,411
Foreign currency exchange differences	(41,433,028)	20,192,759	-	(41,433,028)	(21,240,267)	(20,192,761)
Gains from indexed assets and liabilities, net	13,926,117	-	-	13,926,117	13,926,117	-

Profit before income taxes	857,185,984	(693,969,921)	-	857,185,984	163,226,997	693,958,987
Income tax expense	(298,108,704)	204,054,403	-	(298,108,704)	(94,057,652)	(204,051,052)
Net income from continuing operations	559,077,280	(489,915,518)	-	559,077,280	69,169,345	489,907,935
NET PROFIT FOR THE YEAR	559,077,280	(489,915,518)	-	559,077,280	69,169,345	489,907,935
Net profit for the year attributable to:
Equity owners of parent	276,026,798	(220,162,192)	-	334,556,376	55,872,189	220,154,609
Non-controlling interests	283,050,482	(269,753,326)	-	284,416,371	13,297,156	269,753,326
NET PROFIT FOR THE YEAR	559,077,280	(489,915,518)	-	618,972,747	69,169,345	489,907,935

Basic and diluted earnings per share
Basic and diluted earnings per share	40.79	(26.84)	-	40.79	6.81	26.84
Weighted average number of shares of common stock	8,201,754.58	8,201,754.58	-	-	8,201,754.58	8,201,754.58

APPENDIX 5 ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is part of Note 18, “Other financial liabilities”.

The following tables present the contractual undiscounted cash flows by type of financial debt:

a) Bank borrowings

-	Summary of bank borrowing by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- current ThCh$

Chile	Ch$	6.00%	6.00%	No	4	-	4	-	-	-	-	-	-
				Total	4	-	4	-	-	-	-	-	-

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
					Current			Non-current
					One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- current ThCh$

Chile	US$	6.32%	5.98%	No	20,269	1,020,576	1,040,845	-	-	-	-	-	-
Chile	Ch$	6.00%	6.00%	No	582	-	582	-	-	-	-	-	-
Peru	US$	2.45%	2.35%	No	2,914,574	9,996,364	12,910,938	40,274,383	18,781,256	16,391,794	256,394	-	75,703,827
Argentina	US$	13.76%	13.06%	No	2,808,939	12,054,341	14,863,280	1,039,398	-	-	-	-	1,039,398
Argentina	$ Arg	40.97%	35.30%	No	4,667,574	8,107,262	12,774,836	7,968,912	188,784	-	-	-	8,157,696
Colombia	$ Col	5.94%	5.81%	No	1,401,291	4,203,875	5,605,166	10,766,379	15,367,075	14,619,719	13,872,363	48,015,897	102,641,433
				Total	11,813,229	35,382,418	47,195,647	60,049,072	34,337,115	31,011,513	14,128,757	48,015,897	187,542,354

-	Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Balance as of 12-31-2015
									Current			Non-Current
									One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- current ThCh$

91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	4	-	4	-	-	-	-	-	-
				Total, ThCh$					4	-	4	-	-	-	-	-	-

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Balance as of 12-31-2014
									Current			Non-current
									One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- current ThCh$

Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	3.98%	3.96%	353,913	1,051,014	1,404,927	1,376,324	1,347,722	15,345,293	-	-	18,069,339
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.18%	3.01%	411,404	1,217,828	1,629,232	1,585,546	1,541,859	-	-	-	3,127,405
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	289,876	857,071	1,146,947	1,113,465	1,079,983	1,046,501	256,394	-	3,496,343
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.44%	3.36%	1,807,054	6,713,471	8,520,525	14,284,700	14,811,692	-	-	-	29,096,392
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	1.02%	1.00%	52,327	156,980	209,307	21,914,348	-	-	-	-	21,914,348
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	$ Col	8.39%	8.22%	373,517	1,120,552	1,494,069	2,847,830	4,052,184	3,852,974	3,653,765	12,622,968	27,029,721
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	$ Col	6.71%	6.60%	1,027,774	3,083,323	4,111,097	7,918,549	11,314,891	10,766,745	10,218,598	35,392,929	75,611,712
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	B.N.P. Paribas	US	US$	6.32%	5.98%	20,269	1,020,576	1,040,845	-	-	-	-	-	-
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander	Chile	Ch$	6.00%	6.00%	582	-	582	-	-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	28.00%	28.00%	749,636	-	749,636	-	-	-	-	-	-
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	$ Arg	51.47%	42.24%	308,554	836,632	1,145,186	990,314	-	-	-	-	990,314
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	$ Arg	55.08%	44.68%	119,500	337,442	456,942	390,884	27,716	-	-	-	418,600
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	$ Arg	44.17%	37.14%	70,593	200,874	271,467	236,632	17,012	-	-	-	253,644
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	$ Arg	49.97%	41.21%	112,554	319,053	431,607	372,729	26,615	-	-	-	399,344
Foreign	Central Costanera S.A.	Argentina	Foreign	Citibank	Argentina	$ Arg	45.11%	37.81%	347,807	998,639	1,346,446	1,199,174	87,541	-	-	-	1,286,715
Foreign	Central Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	14.84%	13.92%	122,704	2,324,204	2,446,908	1,039,398	-	-	-	-	1,039,398
Foreign	Central Costanera S.A.	Argentina	Foreign	ICB Argentina	Argentina	$ Arg	51.99%	42.59%	132,215	371,509	503,724	425,630	29,900	-	-	-	455,530
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	$ Arg	30.56%	27.87%	1,522,852	-	1,522,852	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.40%	12.78%	1,331,375	4,844,938	6,176,313	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.40%	12.78%	667,376	2,425,364	3,092,740	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.40%	12.78%	687,484	2,459,835	3,147,319	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado IV	Argentina	$ Arg	36.21%	32.11%	306,765	1,185,867	1,492,632	1,023,289	-	-	-	-	1,023,289
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado IV	Argentina	$ Arg	36.21%	32.11%	273,493	1,057,510	1,331,003	912,706	-	-	-	-	912,706
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado IV	Argentina	$ Arg	36.21%	32.11%	262,403	1,014,727	1,277,130	875,846	-	-	-	-	875,846
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado IV	Argentina	$ Arg	36.21%	32.11%	86,271	335,251	421,522	290,454	-	-	-	-	290,454
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicado IV	Argentina	$ Arg	36.21%	32.11%	34,894	135,536	170,430	117,383	-	-	-	-	117,383
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICB Argentina	Argentina	$ Arg	36.21%	32.11%	340,037	1,314,222	1,654,259	1,133,871	-	-	-	-	1,133,871
				Total ThCh$					11,813,229	35,382,418	47,195,647	60,049,072	34,337,115	31,011,513	14,128,757	48,015,897	187,542,354

b) Secured and unsecured liabilities

-	Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-current ThCh$

Chile	US$	6.99%	6.90%	No	7,318,857	21,956,571	29,275,428	29,275,427	29,275,427	29,275,427	29,275,427	827,386,294	944,488,002
Chile	U.F.	6.00%	5.48%	No	7,420,915	27,355,985	34,776,900	34,213,890	33,650,880	55,868,495	53,284,158	359,246,902	536,264,325
				Total ThCh$	14,739,772	49,312,556	64,052,328	63,489,317	62,926,307	85,143,922	82,559,585	1,186,633,196	1,480,752,327

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
					Current			Non-current
					One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-current ThCh$

Chile	US$	6.99%	6.90%	No	9,028,616	144,138,509	153,167,125	25,547,239	25,547,239	25,547,239	25,547,239	733,419,902	835,608,858
Chile	UF	6.00%	5.48%	No	8,377,677	30,005,314	38,382,991	37,771,918	37,160,846	36,549,774	46,672,611	429,466,743	587,621,892
Peru	US$	6.61%	6.50%	No	4,424,492	1,630,232	6,054,724	14,072,738	1,443,269	7,173,013	5,691,115	15,362,941	43,743,076
Peru	Soles	6.40%	6.30%	No	159,918	479,754	639,672	639,671	639,671	639,671	5,586,014	5,880,850	13,385,877
Colombia	$ Col	9.64%	9.38%	No	80,341,828	48,241,503	128,583,331	64,322,005	104,199,084	113,756,973	143,560,968	753,218,536	1,179,057,566
				Total ThCh$	102,332,531	224,495,312	326,827,843	142,353,571	168,990,109	183,666,670	227,057,947	1,937,348,972	2,659,417,269

-	Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
										Current			Non-current
										One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-current ThCh$

91.081.000-6	Endesa Chile S.A.	Chile	Extranjera	BNY Mellon - Primera Emisión S-1	US	US$	7.96%	7.88%	No	2,879,332	8,637,995	11,517,327	11,517,326	11,517,326	11,517,326	11,517,326	217,149,037	263,218,341
91.081.000-6	Endesa Chile S.A.	Chile	Extranjera	BNY Mellon - Primera Emisión S-2	US	US$	7.40%	7.33%	No	919,193	2,757,578	3,676,771	3,676,770	3,676,770	3,676,770	3,676,770	90,711,728	105,418,808
91.081.000-6	Endesa Chile S.A.	Chile	Extranjera	BNY Mellon - Primera Emisión S-3	US	US$	8.26%	8.13%	No	584,223	1,752,670	2,336,893	2,336,894	2,336,894	2,336,894	2,336,894	196,474,523	205,822,099
91.081.000-6	Endesa Chile S.A.	Chile	Extranjero	BNY Mellon - Unica 24296	US	US$	4.32%	4.25%	No	2,936,109	8,808,328	11,744,437	11,744,437	11,744,437	11,744,437	11,744,437	323,051,006	370,028,754
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	No	1,862,265	10,680,034	12,542,299	11,979,289	11,416,279	10,853,268	10,290,258	63,261,536	107,800,630
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	No	5,558,650	16,675,951	22,234,601	22,234,601	22,234,601	45,015,227	42,993,900	295,985,366	428,463,695
				Total ThCh$						14,739,772	49,312,556	64,052,328	63,489,317	62,926,307	85,143,922	82,559,585	1,186,633,196	1,480,752,327

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
										Current			Non-current
										One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-current ThCh$

Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.41%	6.31%	No	80,157	240,472	320,629	320,629	320,629	320,629	320,629	5,880,850	7,163,366
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Soles	6.38%	6.28%	No	79,761	239,282	319,043	319,042	319,042	319,042	5,265,385	-	6,222,511
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	91,749	275,246	366,995	366,994	366,994	366,994	366,994	9,039,318	10,507,294
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	91,899	275,698	367,597	367,597	367,597	367,597	4,989,668	-	6,092,459
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	3,881,082	-	3,881,082	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	No	95,816	287,449	383,265	6,296,355	-	-	-	-	6,296,355
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	86,777	260,331	347,108	6,333,114	-	-	-	-	6,333,114
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	No	83,613	250,839	334,452	334,453	334,453	334,453	334,453	6,323,623	7,661,435
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	No	93,556	280,669	374,225	374,225	374,225	6,103,969	-	-	6,852,419
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds, Series A-10	Colombia	$ Col	8.87%	8.59%	No	53,979,516	-	53,979,516	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds, Series A102	Colombia	$ Col	8.87%	8.59%	No	10,281,812	-	10,281,812	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds, Series B-103	Colombia	$ Col	9.79%	9.79%	No	982,211	2,946,634	3,928,845	3,928,846	43,805,925	-	-	-	47,734,771
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds, Series B10	Colombia	$ Col	10.44%	10.06%	No	882,562	2,647,687	3,530,249	3,530,250	3,530,250	3,530,250	41,216,421	-	51,807,171
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds, Series B15	Colombia	$ Col	10.77%	10.36%	No	316,557	949,671	1,266,228	1,266,228	1,266,228	1,266,228	1,266,228	19,363,519	24,428,431
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds, Series B09-09	Colombia	$ Col	10.57%	10.17%	No	1,213,148	3,639,445	4,852,593	4,852,593	4,852,593	58,216,407	-	-	67,921,593
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds, Series B12	Colombia	$ Col	10.78%	10.37%	No	509,006	1,527,019	2,036,025	2,036,026	2,036,026	2,036,026	2,036,026	25,961,808	34,105,912
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign bonds	Colombia	$ Col	10.17%	10.17%	No	581,078	1,743,234	2,324,312	2,324,312	2,324,312	2,324,312	2,324,312	25,362,714	34,659,962
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo	Colombia	$ Col	10.17%	10.17%	No	4,175,756	12,527,267	16,703,023	16,703,023	16,703,023	16,703,023	16,703,023	182,262,097	249,074,189
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B10	Colombia	$ Col	8.09%	7.85%	No	1,246,095	3,738,285	4,984,380	4,984,380	4,984,380	4,984,380	4,984,380	91,102,169	111,039,689
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B15	Colombia	$ Col	8.21%	7.97%	No	845,671	2,537,012	3,382,683	3,382,682	3,382,682	3,382,682	3,382,682	77,827,476	91,358,204
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B12-13	Colombia	$ Col	9.63%	9.30%	No	1,843,223	5,529,669	7,372,892	7,372,892	7,372,892	7,372,892	7,372,892	134,542,069	164,033,637
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B6-13	Colombia	$ Col	8.85%	8.57%	No	703,731	2,111,194	2,814,925	2,814,926	2,814,926	2,814,926	40,827,900	-	49,272,678
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-13	Colombia	$ Col	8.85%	8.57%	No	228,103	684,309	912,412	912,412	912,412	912,412	13,233,669	-	15,970,905
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B16-14	Colombia	$ Col	8.74%	8.47%	No	743,130	2,229,390	2,972,520	2,972,520	2,972,520	2,972,520	2,972,520	72,211,138	84,101,218
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B10-14	Colombia	$ Col	8.41%	8.16%	No	816,008	2,448,025	3,264,033	3,264,033	3,264,033	3,264,033	3,264,033	61,737,690	74,793,822
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series Quimbo B6-14	Colombia	$ Col	7.98%	7.75%	No	540,559	1,621,676	2,162,235	2,162,235	2,162,235	2,162,235	2,162,235	34,170,442	42,819,382
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-14	Colombia	$ Col	7.98%	7.75%	No	453,662	1,360,986	1,814,648	1,814,647	1,814,647	1,814,647	1,814,647	28,677,414	35,936,002
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - First issuance, S-1	US	US$	7.96%	7.88%	No	2,474,039	7,422,118	9,896,157	9,896,157	9,896,157	9,896,157	9,896,157	195,949,534	235,534,162
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - First issuance, S-2	US	US$	7.40%	7.33%	No	789,495	2,368,484	3,157,979	3,157,979	3,157,979	3,157,979	3,157,979	77,747,246	90,379,162
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - First issuance, S-3	US	US$	8.26%	8.13%	No	502,137	1,506,412	2,008,549	2,008,549	2,008,549	2,008,549	2,008,549	168,757,572	176,791,768
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Series 144 - A	US	US$	8.83%	8.63%	No	2,641,806	124,978,079	127,619,885	-	-	-	-	-	-
91.081.000-6	Endesa Chile S.A.	Chile	Foreign	BNY Mellon - Single Series 24296	US	US$	4.32%	4.25%	No	2,621,139	7,863,416	10,484,555	10,484,554	10,484,554	10,484,554	10,484,554	290,965,550	332,903,766
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander -317 Series-H	Chile	U.F.	7.17%	6.20%	No	2,174,007	11,394,304	13,568,311	12,957,238	12,346,166	11,735,094	11,124,022	73,777,578	121,940,098
91.081.000-6	Endesa Chile S.A.	Chile	97.004.000-5	Banco Santander 522 Series-M	Chile	U.F.	4.82%	4.75%	No	6,203,670	18,611,010	24,814,680	24,814,680	24,814,680	24,814,680	35,548,589	355,689,165	465,681,794
				Total ThCh$						102,332,531	224,495,312	326,827,843	142,353,571	168,990,109	183,666,670	227,057,947	1,937,348,972	2,659,417,269

c) Finance lease obligations

-	Finance lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Balance as of 12-31-2015
								Current			Non-current
								One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-current ThCh$
91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	732,936	2,203,853	2,936,789	2,950,745	2,965,609	2,981,438	2,998,297	11,193,448	23,089,537
				Total ThCh$				732,936	2,203,853	2,936,789	2,950,745	2,965,609	2,981,438	2,998,297	11,193,448	23,089,537

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Balance as of 12-31-2014
								Current			Non-current
								One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non-current ThCh$
91.081.000-6	Endesa Chile S.A.	Chile	87.509.100-K	Abengoa Chile	Chile	US$	6.50%	652,199	1,957,446	2,609,645	2,611,991	2,614,490	2,617,151	2,619,984	12,287,815	22,751,431
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	2,250,920	6,692,173	8,943,093	8,781,527	13,384,629	-	-	-	22,166,156
				Total ThCh$				2,903,119	8,649,619	11,552,738	11,393,518	15,999,119	2,617,151	2,619,984	12,287,815	44,917,587

d) Other obligations

-	Other obligations by company

As of Decmber 31, 2015 there are no other obligations.

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Balance as of 12-31-2014
								Current			Non-current
								One to three months ThCh$	Three to twelve months ThCh$	Total Current ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total Non- current ThCh$
Foreign	Central Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	0.25%	9,523	1,850,404	1,859,927	671,565	670,617	669,670	808,784	23,886,776	26,707,412
Foreign	Central Costanera S.A.	Argentina	Foreign	Other	Argentina	$ Arg	17.29%	1,097,278	1,294,252	2,391,530	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Other	Argentina	$ Arg	23.54%	127,042	381,125	508,167	7,769,157	1,945,985	-	-	-	9,715,142
Foreign	Hidroinvest S.A.	Argentina	Foreign	Other	Argentina	US$	2.33%	952	168,039	168,991	-	-	-	-	-	-
				Total ThCh$				1,234,795	3,693,820	4,928,615	8,440,722	2,616,602	669,670	808,784	23,886,776	36,422,554

APPENDIX 6 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Endesa Chile’s financial statements.

The detail of assets denominated in foreign currencies is the following:

			Balance as of
ASSETS	Foreign Currency	Functional Currency	12-31-2015	12-31-2014
			ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents			9,800,147	32,565,577
	U.S. dollars	Chilean peso	4,268,963	124,074
	U.S. dollars	Colombian peso	-	342,438
	U.S. dollars	Peruvian sol	-	21,216,886
	U.S. dollars	Argentine peso	-	564,885
	Argentine peso	U.S. dollars	-	4,206,734
	Chilean peso	U.S. dollars	-	6,110,560
	Argentine peso	Chilean peso	5,531,184	-
Trade receivables due from related parties			-	14,039,935
	U.S. dollars	Chilean peso	-	14,039,935
TOTAL CURRENT ASSETS			9,800,147	46,605,512

NON-CURRENT ASSETS
Investments accounted for using the equity method			31,841,928	568,650,823
	U.S. dollars	Chilean peso	31,841,928	27,794,762
	Argentine peso	Chilean peso	-	1,979,132
	Brazilian real	Peruvian sol	-	56,886,006
	Brazilian real	Chilean peso	-	481,990,923
Goodwill			-	94,462,005
	Peruvian sol	Chilean peso	-	88,241,039
	Argentine peso	Chilean peso	-	6,220,966
TOTAL NON-CURRENT ASSETS			31,841,928	663,112,828

TOTAL ASSETS			41,642,075	709,718,340

The detail of liabilities denominated in foreign currencies is the following:

			Balance as of 12-31-2015
			Current			Non-current
			One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
	Foreign Currency	Functional Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	U.S. dollars		8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539
	U.S. dollars	Chilean peso	8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539

TOTAL LIABILITIES			8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539

			Balance as of 12-31-2014
			Current			Non-current
			One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
	Foreign Currency	Functional Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	U.S. dollars		22,110,484	179,508,084	201,618,568	92,998,841	62,441,500	52,398,867	34,923,516	784,957,434	1,027,720,158
	U.S. dollars	Chilean peso	9,701,084	147,116,531	156,817,615	28,159,230	28,161,729	28,164,390	28,167,223	745,707,717	858,360,289
	U.S. dollars	Peruvian sol	9,589,986	18,318,769	27,908,755	63,128,648	33,609,154	23,564,807	5,947,509	15,362,941	141,613,059
	U.S. dollars	Argentine peso	2,819,414	14,072,784	16,892,198	1,710,963	670,617	669,670	808,784	23,886,776	27,746,810

TOTAL LIABILITIES			22,110,484	179,508,084	201,618,568	92,998,841	62,441,500	52,398,867	34,923,516	784,957,434	1,027,720,158

APPENDIX 7 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Endesa Chile’s financial statements.

a)       Portfolio stratification

-	Trade and other receivables by aging:

Trade and Other Receivables	Balance as of 12-31-2015
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	268,755,088	1,110,952	199	11,659	175	345	2	12	36,166	1,868,907	271,783,505	35,901
Allowance for doubtful accounts	(55,494)	-	-	-	-	-	-	-	-	(1,493,698)	(1,549,192)	-
Other receivables, gross	93,240,964	-	-	-	-	-	-	-	-	-	93,240,964	-
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	-	-	-
Total	361,940,558	1,110,952	199	11,659	175	345	2	12	36,166	375,209	363,475,277	35,901

Trade and Other Receivables	Balance as of 12-31-2014
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803	136,744,799
Allowance for doubtful accounts	(278,332)	-	-	-	-	-	-	-	-	(2,043,025)	(2,321,357)	-
Other receivables, gross	101,599,998	-	-	-	-	-	-	-	-	-	101,599,998	4,471,713
Allowance for doubtful accounts	(1,310,436)	-	-	-	-	-	-	-	-	-	(1,310,436)	-
Total	421,427,030	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	1,610,584	433,407,008	141,216,512

-	By type of portfolio:

Aging of balances of trade receivables	Balance as of 12-31-2015
	Non-renegotiated portfolio		Portfolio with renegotiation terms		Total gross portfolio
	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$
On demand and non-current	355	268,790,989	-	-	355	268,790,989
1 to 30 days	161	1,110,952	-	-	161	1,110,952
31 to 60 days	18	199	-	-	18	199
61 to 90 days	6	11,659	-	-	6	11,659
91 to 120 days	43	175	-	-	43	175
121 to 150 days	35	345	-	-	35	345
151 to 180 days	2	2	-	-	2	2
181 to 210 days	3	12	-	-	3	12
211 to 250 days	120	36,166	-	-	120	36,166
More than 251 days	20	1,868,907	-	-	20	1,868,907
Total	763	271,819,406	-	-	763	271,819,406

Aging of balances of trade receivables	Balance as of 12-31-2014
	Non-renegotiated portfolio		Portfolio with renegotiated terms		Total gross portfolio
	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$
On demand and non-current	395	458,160,599	-	-	395	458,160,599
1 to 30 days	150	6,649,258	-	-	150	6,649,258
31 to 60 days	98	2,333,183	-	-	98	2,333,183
61 to 90 days	50	613,491	-	-	50	613,491
91 to 120 days	49	228,410	-	-	49	228,410
121 to 150 days	34	77,466	-	-	34	77,466
151 to 180 days	58	265,238	-	-	58	265,238
181 to 210 days	7	65,525	-	-	7	65,525
211 to 250 days	6	136,823	-	-	6	136,823
More than 251 days	122	3,653,609	-	-	122	3,653,609
Total	969	472,183,602	-	-	969	472,183,602

b) Portfolio in default and in legal collection process

Portfolio in Default and in Legal Collection Process	Balance as of
	12-31-2015		12-31-2014
	Number of customers	Amount	Number of customers	Amount
		ThCh$		ThCh$

Notes receivable in legal collection process (*)	-	-	5	186,025

Total	-	-	5	186,025

(*) Legal collections are included in the portfolio in arrears.

c) Provisions and write-offs

Provisions and Write-offs	For the years ended
	12-31-2015	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$

Provision for non-renegotiated portfolio	5,152,884	748,748	(140,365)
Write-offs during the period	(3,566)	(1,035,170)	(411,830)

Total	5,149,318	(286,422)	(552,195)

d) Number and value of operations

Number and Value of Operations	For the years ended
	12-31-2015		12-31-2014		12-31-2013
	Last quarter	Year	Last quarter	Year	Last quarter	Year

Impairment provision and recoveries
Number of operations	12	12	181	181	24	124
Value of operations, in ThCh$	5,152,884	5,152,884	748,748	748,748	(159,544)	(140,365)

APPENDIX 7.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Endesa Chile’s financial statements.

a)	Portfolio stratification

-	Trade receivables by aging:

Trade Receivables	Balance as of 12-31-2015
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation and transmission receivables
- Large customers	268,735,520	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,763,936	-
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-	-
- Others	19,569	-	-	-	-	-	-	-	-	-	19,569	35,901
Allowance for doubtful accounts	(55,494)	-	-	-	-	-	-	-	-	(1,493,698)	(1,549,192)	-

Unbilled services	169,489,606	-	-	-	-	-	-	-	-	390,612	169,880,218	-
Services billed	99,265,483	1,110,952	199	11,659	175	345	2	12	36,166	1,478,294	101,903,287	35,901

Total Trade Receivables, Gross	268,755,089	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,783,505	35,901
Total Allowance for doubtful accounts	(55,494)	-	-	-	-	-	-	-	-	(1,493,698)	(1,549,192)	-
Total Trade Receivables, Net	268,699,595	1,110,952	199	11,659	175	345	2	12	36,166	375,208	270,234,313	35,901

Trade Receivables	Balance as of 12-31-2014
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation and transmission receivables
- Large customers	288,234,785	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	302,207,305	-
- Institutional customers	31,379,347	-	-	-	-	-	-	-	-	-	31,379,347	136,744,799
- Others	1,801,668	-	-	50,483	-	-	-	-	-	-	1,852,151	-
Allowance for doubtful accounts	(278,332)	-	-	-	-	-	-	-	-	(2,043,025)	(2,321,357)	-

Non-invoiced services	194,575,599	-	-	-	-	-	-	-	-	-	194,575,599	-
Invoiced services	126,840,201	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	140,863,204	136,744,799

Total Trade Receivables, Gross	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803	136,744,799
Total Allowance for doubtful accounts	(278,332)	-	-	-	-	-	-	-	-	(2,043,025)	(2,321,357)	-
Total Trade Receivables, Net	321,137,468	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	1,610,584	333,117,446	136,744,799

-	By type of portfolio:

Portfolio Type	Balance as of 12-31-2015
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total gross portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	268,755,089	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,783,505
- Large customers	268,735,520	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,763,936
- Institutional customers	-	-	-	-	-	-	-	-	-	-	-
- Others	19,569	-	-	-	-	-	-	-	-	-	19,569

Total gross portfolio	268,755,089	1,110,952	199	11,659	175	345	2	12	36,166	1,868,906	271,783,505

Portfolio Type	Balance as of 12-31-2014
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total gross portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803
- Large customers	288,234,785	6,649,258	2,333,183	563,008	228,410	77,466	265,238	65,525	136,823	3,653,609	302,207,305
- Institutional customers	31,379,347	-	-	-	-	-	-	-	-	-	31,379,347
- Others	1,801,668	-	-	50,483	-	-	-	-	-	-	1,852,151

Total gross portfolio	321,415,800	6,649,258	2,333,183	613,491	228,410	77,466	265,238	65,525	136,823	3,653,609	335,438,803

APPENDIX 7.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Endesa Chile’s financial statements.

Balance as of 12-31-2015	Colombia		Peru		Argentina		Chile		Total
STATEMENT OF FINANCIAL POSITION	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	-	-	-	-	-	-	34,406,648	5,631,953	34,406,648	5,631,953
Trade and other current receivables	-	-	-	-	-	-	123,429,202	28,572,415	123,429,202	28,572,415
Discontinued operations	50,383,731	-	28,793,710	6,819,173	3,800,557	114,662	-	-	82,977,998	6,933,835
Total Estimated Assets	50,383,731	-	28,793,710	6,819,173	3,800,557	114,662	157,835,850	34,204,368	240,813,848	41,138,203
Trade and other current payables to related parties	-	-	-	-	-	-	3,685,869	5,400,614	3,685,869	5,400,614
Trade and other current payables	-	-	-	-	-	-	24,944,506	37,803,719	24,944,506	37,803,719
Discontinued operations	-	5,255,942	1,176,124	3,590,591	4,875,237	148,113	-	-	6,051,361	8,994,646
Total Estimated Liabilities	-	5,255,942	1,176,124	3,590,591	4,875,237	148,113	28,630,375	43,204,333	34,681,736	52,198,979

Balance as of 12-31-2014	Colombia		Peru		Argentina		Chile		Total
STATEMENT OF FINANCIAL POSITION	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	7,786,508	-	5,368,119	1,066,736	-	-	30,645,060	5,030,017	43,799,687	6,096,753
Trade and other current receivables	40,601,712	-	17,278,485	3,882,644	4,480,943	2,247,911	88,822,807	10,403,137	151,183,947	16,533,692
Total Estimated Assets	48,388,220	-	22,646,604	4,949,380	4,480,943	2,247,911	119,467,867	15,433,154	194,983,634	22,630,445
Trade and other current payables to related parties	-	-	-	-	-	-	10,284,266	-	10,284,266	-
Trade and other current payables	7,649,456	-	1,154,319	2,732,796	600,929	6,529	44,165,832	3,334,071	53,570,536	6,073,396
Total Estimated Liabilities	7,649,456	-	1,154,319	2,732,796	600,929	6,529	54,450,098	3,334,071	63,854,802	6,073,396

For the year ended	Chile
	For the year ended 21-31-2015		For the year ended 21-31-2014		For the year ended 21-31-2013
STATEMENT OF INCOME	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy Sales	157,835,850	34,204,368	121,647,612	626,278	82,716,227	17,687,766
Energy Purchases	28,630,375	43,067,797	26,351,205	15,957,699	24,912,420	42,065,844

APPENDIX 8 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Endesa Chile’s financial statements.

Suppliers	Balance as of
	12-31-2015				12-31-2014
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers with Current Payment Amounts
Up to 30 days	-	122,490,300	-	122,490,300	-	99,765,926	-	99,765,926
From 31 to 60 days	-	-	-	-	-	6,067,846	-	6,067,846
Total	-	122,490,300	-	122,490,300	-	105,833,772	-	105,833,772
Suppliers with Past Due Amounts
More than 180 days	-	-	-	-	-	1,137,018	-	1,137,018
Total	-	-	-	-	-	1,137,018	-	1,137,018

Consolidated Financial Statements

Enel Brasil S.A.

December 31, 2015

with Report of Independent Registered

Public Accounting Firm

Enel Brasil S.A.

Consolidated financial statements

December 31, 2015

Enel Brasil S.A.

Consolidated statements of financial position

At December 31, 2015 and 2014

(In thousands of reais)

	Notes	12/31/2015	12/31/2014

Assets
Current assets
Cash and cash equivalents	5	509,396	864,071
Marketable securities	6	206,168	230,313
Consumers, concessionaires and permittees, net	7	1,869,857	1,220,263
CDE subventions - tariff discount	8	432,717	181,646
Guarantees and deposits	10	65,811	58,242
Financial asset from Portion A and other financial items	11	689,519	487,333
Taxes recoverable	9	268,053	229,140
Services in progress		159,028	176,099
Derivative financial instruments - gain on swap	19	5,068	844
Other receivables	13	367,852	314,572

Total current assets		4,573,469	3,762,523

Non-current assets
Consumers, concessionaires and permittees, net	7	142,321	148,073
Financial asset from Portion A and other financial items	11	151,932	234,865
Taxes recoverable	9	186,146	148,178
Escrow deposits	23	294,381	261,720
Guarantees and deposits	10	25,575	24,130
Deferred taxes	27	485,466	498,257
Tax credit from merger	12	56,606	64,655
Derivative financial instruments – gain on swap	19	5,385	15,365
Indemnification assets (concession)	14	2,722,423	2,125,968
Other receivables	13	19,306	19,574
Investments		100	100
Property, plant and equipment	15	1,953,228	1,969,507
Intangible assets	16	4,905,218	4,490,006

Total non-current assets		10,948,087	10,000,398

Total assets		15,521,556	13,762,921

	Notes	12/31/2015	12/31/2014

Liabilities and equity
Current liabilities
Trade accounts payable	17	1,530,701	1,258,456
Loans and financing	18	328,819	187,495
Debentures	19	426,156	155,469
Payroll		95,440	99,836
Taxes payable	21	565,565	173,405
Regulatory charges	8	372,128	18,881
Dividends payable		351,572	219,327
Post-employment benefit obligations	26	2,040	770
Provision - “Luz para Todos” program (light for all)		48,489	52,074
Research, development and energy efficiency programs		71,802	77,438
Other obligations		172,827	121,415

Total current liabilities		3,965,539	2,364,566

Non-current liabilities
Trade accounts payable	17	134,664	126,363
Loans and financing	18	1,210,462	1,309,261
Debentures	19	1,160,061	1,434,910
Deferred taxes	27	60,662	73,077
Post-employment benefit obligations	26	577,031	535,345
Provision for tax, civil and labor risks	23	737,759	666,896
Research, development and energy efficiency programs		100,109	105,527
Other obligations		32,718	34,064

Total non-current liabilities		4,013,466	4,285,443

Equity	24
Attributed to controlling shareholder
Capital		1,320,049	1,056,049
Treasury stock		(111,025)	(111,025)
Capital reserve		2,504,370	2,504,370
Income reserve		1,477,824	1,400,765
Other comprehensive income		46,526	9,561
Equity valuation adjustments		142,856	167,722

		5,380,600	5,027,442
Attributed to non-controlling shareholders
Attributed to other entities in the Enersis S.A. Group		1,631,058	1,629,264
Attributed to other non-controlling shareholders		530,897	456,206

		2,161,955	2,085,470

Total equity		7,542,555	7,112,912

Total liabilities and equity		15,521,556	13,762,921

See accompanying notes.

Enel Brasil S.A.

Consolidated income statements

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	Notes	12/31/2015	12/31/2014	12/31/2013

Net revenue	28	10,222,799	9,420,851	7,609,534

Cost of services	29	(8,343,979)	(7,118,594)	(5,432,774)

Gross profit		1,878,820	2,302,257	2,176,760

Operating expenses
Selling expenses	29	(172,371)	(85,313)	(128,789)
General and administrative expenses	29	(540,047)	(428,438)	(374,110)
Amortization and reversal of goodwill from merger	29	(23,269)	(22,622)	(24,720)
Other operating expenses	29	(5,567)	(15,795)	(61,052)

Total operating expenses		(741,254)	(552,168)	(588,671)

Operating income		1,137,566	1,750,089	1,588,089

Financial income (expenses)
Financial income	30	631,836	336,250	611,593
Financial expenses	30	(749,527)	(912,338)	(515,711)
Foreign exchange variation, net	30	(46,011)	(18,650)	(17,760)

Income before taxes		973,864	1,155,351	1,666,211

Current income and social contribution taxes	27	(425,766)	(450,304)	(496,337)
Deferred income and social contribution taxes	27	(27,550)	91,484	32,856
Tax incentives	27	(66,630)	76,111	50,911

Net income for the year		587,178	872,642	1,253,641

Attributable to controlling shareholder		455,805	664,705	910,247

Attributed to other entities in the Enersis S.A. Group		36,799	140,960	275,232
Attributed to other non-controlling shareholders		94,574	66,977	68,162

See accompanying notes.

Enel Brasil S.A.

Consolidated statements of other comprehensive income

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	12/31/2015	12/31/2014	12/31/2013

Net income for the year	587,178	872,642	1,253,641

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to income statements in subsequent periods
Gain (loss) on derivative financial instruments	(11,274)	(2,959)	23,635
Deferred tax on (gain) loss on derivative financial instruments	3,833	1,006	(8,085)
Cumulative translation adjustment	42,302	2,089	1,824

Net other comprehensive income (loss) to be reclassified to income statements in subsequent periods	34,861	136	17,374

Other comprehensive income (loss) not to be reclassified to income statements in subsequent periods
Remeasurement gain (loss) on subsidiary’s pension fund	(63,497)	(63,747)	75,734
Deferred tax on remeasurement (gain) loss in pension fund	21,589	21,674	(25,750)

Net other comprehensive income (loss) not to be reclassified to income statements in subsequent periods	(41,908)	(42,073)	49,984

Other comprehensive income (loss), net of tax	(7,047)	(41,937)	67,358

Comprehensive income for the year, net of tax	580,131	830,705	1,320,999

Attributable to controlling shareholder	473,144	645,499	941,863
Attributable to other entities in the Enersis S.A. Group	13,033	120,433	314,471
Attributable to other non-controlling shareholders	93,954	64,773	64,665

See accompanying notes.

Enel Brasil S.A.

Consolidated statements of changes in equity

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

			Capital Reserve	Income reserves
	Capital	Treasury stocks	Remuneration of goodwill on the issue of shares	Legal reserve	Other reserves	Statutory reserve for working capital	Other comprehensive income	Equity valuation adjustment	Retained earnings	Additional dividend distribution proposal	Shareholders Enel Brasil	Other shareholders Enersis S.A. Group	Non-controlling shareholders	Total

Balances at January 1st, 2013	916,879	(111,025)	2,504,370	133,839	(1,124)	647,711	(1,684)	243,074	-	741,665	5,073,705	1,041,964	829,577	6,945,246

Capital increase (merger)	139,170	-	-	-	-	-	-	-	-	-	139,170	(139,170)	-	-
Capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(315)	(563)	(878)
Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	(37,676)	37,676	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	(741,665)	(741,665)	(216)	(48,648)	(790,529)
Net income for the year	-	-	-	-	-	-	-	-	910,247	-	910,247	275,232	68,162	1,253,641
Actuarial gain on subsidiary’s pension fund	-	-	-	-	-	-	21,762	-	-	-	21,762	33,745	(5,523)	49,984
Transfer to retained earnings	-	-	-	-	-	-	(21,762)	-	21,762	-	-	-	-	-
Gain on derivative financial instrument	-	-	-	-	-	-	8,030	-	-	-	8,030	5,494	2,026	15,550
Effect of merger	-	-	-	-	(2,892)	-	-	-	-	-	(2,892)	-	-	(2,892)
Transfer of equity interests	-	-	-	-	-	-	-	-	-	-	-	158,068	(158,068)	-
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(336)	(600)	(936)
Mandatory dividends	-	-	-	-	-	-	-	-	(236,981)		(236,981)	(85,026)	(11,043)	(333,050)
Additional proposed dividends									(616,152)	616,152	-	-	-	-
Statutory reserve for working capital	-	-	-	-	-	116,552	-	-	(116,552)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	1,824	-	-	-	1,824	-	-	1,824

Balances at December 31, 2013	1,056,049	(111,025)	2,504,370	133,839	(4,016)	764,263	8,170	205,398	-	616,152	5,173,200	1,289,440	675,320	7,137,960

Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	(37,676)	37,676	-	-	-	-	-
Effect accounted for by subsidiary – unclaimed dividends	-	-	-	-	-	-	-	-	654	-	654	371	153	1,178
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	(616,152)	(616,152)	(8,208)	(14,045)	(638,405)
Net income for the year	-	-	-	-	-	-	-	-	664,705	-	664,705	140,960	66,977	872,642
Actuarial loss on subsidiary’s pension fund	-	-	-	-	-	-	(20,597)	-	-	-	(20,597)	(19,470)	(2,006)	(42,073)
Transfer to retained earnings	-	-	-	-	-	-	20,597	-	(20,597)	-	-	-	-	-
Loss on derivative financial instrument	-	-	-	-	-	-	(698)	-	-	-	(698)	(1,057)	(198)	(1,953)
Transfer of equity interests	-	-	-	-	-	-	-	-	-	-	-	258,385	(258,385)	-
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(331)	(593)	(924)
Mandatory dividends	-	-	-	-	-	-	-	-	(175,759)	-	(175,759)	(30,826)	(11,017)	(217,602)
Statutory reserve for working capital	-	-	-	-	-	506,679	-	-	(506,679)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	2,089	-	-	-	2,089	-	-	2,089

Balances at December 31, 2014	1,056,049	(111,025)	2,504,370	133,839	(4,016)	1,270,942	9,561	167,722	-	-	5,027,442	1,629,264	456,206	7,112,912

Capital increase	264,000	-	-	-	-	(264,000)	-	-	-	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	-	-	(79)	(141)	(220)
Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	(24,866)	24,866	-	-	-	-	-
Effect accounted for subsidiary – unclaimed dividends	-	-	-	-	-	-	-	-	242	-	242	15	-	257
Net income for the period	-	-	-	-	-	-	-	-	455,805	-	455,805	36,799	94,574	587,178
Actuarial gain (loss) on subsidiary’s pension fund	-	-	-	-	-	-	(19,626)	-	-	-	(19,626)	(22,184)	(98)	(41,908)
Transfer to retained earnings	-	-	-	-	-	-	19,626	-	(19,626)	-	-	-	-	-
Loss on derivative financial instrument	-	-	-	-	-	-	(5,337)	-	-	-	(5,337)	(1,582)	(522)	(7,441)
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(231)	(413)	(644)
Mandatory dividends	-	-	-	-	-	-	-	-	(120,228)	-	(120,228)	(10,944)	(18,709)	(149,881)
Statutory reserve for working capital	-	-	-	-	-	341,059	-	-	(341,059)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	42,302	-	-	-	42,302	-	-	42,302

Balances at December 31, 2015	1,320,049	(111,025)	2,504,370	133,839	(4,016)	1,348,001	46,526	142,856	-	-	5,380,600	1,631,058	530,897	7,542,555

See accompanying notes.

Enel Brasil S.A.

Consolidated statements of cash flows

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	12/31/2015	12/31/2014	12/31/2013

Operating activities
Income before taxes for the year	973,864	1,155,351	1,666,211
Adjustments to reconcile income before tax to cash from operating activities
Allowance for doubtful accounts	158,072	60,262	98,419
Depreciation and amortization	544,887	544,974	517,941
Deferred tax from merger	23,272	22,622	24,720
Impairment	-	-	10,919
Provisions for tax, civil and labor risks, net	213,624	164,799	140,582
Tax credit from merger	8,049	8,794	9,609
Monetary adjustments and interest	443,262	290,548	243,687
Indemnification assets revenues	(212,922)	306,060	(205,165)
Net book value of written off intangible assets and property, plant and equipment	22,543	56,318	119,704
Research, development and energy efficiency programs	86,502	86,061	75,890
Post-employment benefit obligations	57,516	55,109	50,214
Provision for inventory losses	-	(329)	7,750
Financial instruments through profit and loss	920	(6,672)	(6,704)
Monetary adjustment of financial asset from Portion A and other financial items	(108,134)	-	-
Other revenues	-	(2,363)	-

	2,211,455	2,741,534	2,753,777

(Increase) decrease in operating assets
Consumers, concessionaires and permittees	(810,487)	(177,682)	88,212
Financial asset from Portion A and other	(11,119)	(722,198)	-
CDE subventions - tariff discount	(251,071)	(161,261)	(20,385)
Guarantees and deposits	(9,014)	34,621	(1,840)
Escrow deposits	(17,202)	78,083	(290)
Other receivables	(84,692)	(138,118)	(97,740)
Increase (decrease) in operating liabilities
Trade accounts payable	275,994	390,912	74,429
Payroll	(4,396)	14,319	17,896
Regulatory charges	353,247	(2,637)	(55,199)
Post-employment benefit obligations	(78,057)	(60,586)	(42,380)
Provisions of tax, civil and labor claims	(142,761)	(136,510)	(93,446)
Other liabilities	(49,108)	(17,713)	(8,505)
Taxes payable / recoverable, net	190,903	15,834	(115,368)
Income taxes paid	(233,151)	(365,399)	(435,817)

Net cash flows from operating activities	1,340,541	1,493,199	2,063,344

Investing activities
Marketable securities	22,573	505,365	(120,528)
Result of merger	-	-	(2,892)
Investments	-	-	(2,324)
Investments in intangible assets and property, plant and equipment	(1,323,048)	(909,636)	(843,125)

Net cash flows applied in investing activities	(1,300,475)	(404,271)	(968,869)

Financing activities
Debentures funding	-	300,000	-
Payment of debentures	(110,502)	-	(296,251)
Loans and financing	405,235	594,603	717,557
Payment of loans and financing	(371,416)	(488,907)	(351,978)
Payment of interest on loans and financing	(149,239)	(98,988)	(78,934)
Payment of interest on debentures	(145,671)	(98,466)	(109,106)
Payment of debt agreement with Faelce	-	(12,824)	(6,934)
Dividends payment	(17,599)	(1,495,836)	(640,955)
Capital reduction	-	-	(901)
Installment tax program payment	(3,093)	(23,378)	(46,752)

Net cash flows applied in financing activities	(392,285)	(1,323,796)	(814,254)

Cumulative translation adjustment	(2,456)	2,089	1,824

Increase (decrease) in net cash and cash equivalents	(354,675)	(232,779)	282,045

Cash and cash equivalents at the beginning of year	864,071	1,096,850	814,805
Cash and cash equivalents at the end of year	509,396	864,071	1,096,850

Increase (decrease) in net cash and cash equivalents	(354,675)	(232,779)	282,045

See accompanying notes.

Enel Brasil S.A.

Notes to consolidated financial statements

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information

Operations

The business purpose of Enel Brasil S.A. (“Enel Brasil” or “Company”), with registered office at Praça Leoni Ramos, No 01, Niterói, Rio de Janeiro, Brazil, is to hold interests in other entities that directly or indirectly operate or come to operate in any electric energy industry segment or as a provider of electric energy transmission, distribution, generation or trade services and related activities.

The Company holds interest in the following operational subsidiaries by segment, which together with the Company, form Enel Brasil Group (“Enel Group” or “Group”):

a)	Electric energy distribution

Ampla Energia e Serviços S.A.

Ampla Energia e Serviços S.A. (“Ampla Energia”), is a publicly-held company, registered with BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, with registered office located at Praça Leoni Ramos, no 01, municipality of Niterói, State of Rio de Janeiro, electric energy utility concessionaire, designed to explore the distribution and marketing of electricity systems and participate in research related to the energy sector, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

Ampla Energia’s concession area includes 66 cities, 65 of which are in the State of Rio de Janeiro and one in the State of Minas Gerais. The concession of public distribution of electricity was arranged by Concession Contract No, 005/1996 of December 9, 1996 from ANEEL, maturing in December 2026. At the end of the concession period it can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the Government or its designee, upon reimbursement for investments made and not yet amortized as described in Note 14.”

Enel Brasil holds direct interest of 46.89% of Ampla Energia’s capital.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information (Continued)

Operations (Continued)

a)	Electric energy distribution (Continued)

Companhia Energética do Ceará - COELCE

Companhia Energética do Ceará - COELCE (“COELCE”), is a publicly-held company, registered at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua Padre Valdevino, no 150, Fortaleza, Ceará, electric energy utility concessionaire, designed to research, study, plan and explore the distribution of electricity, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

COELCE’s concession area covers the whole State of Ceará. The concession of public distribution of electricity was arranged by Concession Contract No 001/1998 of May 13, 1998 from ANEEL, maturing in May 2028. At the end of the concession period it can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the Government or its designee, upon reimbursement for investments made and not yet amortized as described in Note 14.”

Enel Brasil holds direct interest of 58.87% of COELCE’s capital.

b)	Electric energy generation

Centrais Elétricas Cachoeira Dourada S.A. - CDSA

Centrais Elétricas Cachoeira Dourada S.A. - CDSA (“CDSA”), is a privately-held company with registered office at Rodovia GO 206, KM0, Cachoeira Dourada, Goiás, primarily engaged in conducting studies and projections, and in building, installing and operating electric generation power plants, as well as performing commercial acts deriving from such activities, which are regulated by the National Agency of Electric Energy - ANEEL under the Ministry of Mines and Energy – MME.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information (Continued)

Operations (Continued)

a)	Electric energy distribution (Continued)

Centrais Elétricas Cachoeira Dourada S.A. - CDSA (Continued)

On September 5, 1997, a public auction was carried out for acquisition of representative shareholding in the CDSA capital by private entities. This transaction was recognized by the granting authorities by means of Concession Agreement No 011/97, of September 12, 1997, which establishes that the concession term is 30 years, expiring in September 2027. The subsidiary’s fixed assets consist substantially of the power plant assets mentioned above, located in Rio Paranaíba, with installed capacity of 658 MW, subdivided into 10 generating units.

Enel Brasil holds direct interest of 99.61% of CDSA’s capital.

Central Geradora Termelétrica Fortaleza S.A. - CGTF

Central Geradora Termelétrica Fortaleza S.A. - CGTF (“CGTF”), is a privately-held company, with registered office at Rodovia CE422, Km 01, Complexo Industrial e Portuária do Pecém, Caucaia, Ceará, organized on August 20, 2001 and authorized by the National Agency of Electric Energy-ANEEL to operate as an independent energy producer, by means of ANEEL Resolution No. 433, of October 19, 2001, formed by a combined cycle of two gas turbines and a vapor turbine, pursuant to ANEEL Decision No. 73/2002. Start-up of operations occurred on December 27, 2003.

As defined in the articles of incorporation, CGTF is engaged in the study, project, construction and exploration of energy production, transmission, distribution and sale systems that may be granted, permitted or authorized by any law, in addition to exercising other related activities and providing services of any nature referring to mentioned activities.

CGTF is part of the Federal Government’s Thermoelectric Priority Program (PPT) to expand the supply of electric energy throughout Brazil, and CGTF contracted on August 31, 2001 the sale of 2,690 GWh/year (equivalent to an average 307 MW) to the subsidiary COELCE, also belonging to the Enel Group, over 20 years, as from the beginning of the energy supply in January 2004, at the price established by ANEEL, subject to annual adjustment based on a basket of indicators that includes IGPM, US dollar and contracted natural gas variations.

CGTF is a wholly-owned subsidiary of Enel Brasil.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information (Continued)

Operations (Continued)

b)	Electric energy generation (Continued)

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda. (“Fazenda Nova”) is a limited liability entity, headquartered at Rua Felipe Camarão, no 507, sala 201, Cidade Alta - Natal/Rio Grande do Norte, engaged in the generation, transmission, distribution and sale of electric energy and related activities.

On September 30, 2009, Enel Brasil completed the acquisition of a 99.95% equity stake in Eólica Fazenda Nova for R$3,942. This investee is in the pre-operational stage and was incorporated to take part in wind power auctions.

c)	Electric energy transmission

CIEN - Companhia de Interconexão Energética

CIEN - Companhia de Interconexão Energética (“CIEN”) is a privately-held company with registered office at Praça Leoni Ramos, No 01, Niterói, Rio de Janeiro, primarily engaged in production, processing, distribution and sale of electricity, including related import and export activities, implementing the services required to achieve this business purpose. In this regard, CIEN will work on the study, planning and construction of facilities related to electricity production, transmission, conversion and distribution systems. CIEN may foster the implementation of associated projects, carry out activities related, incidental or supplementary to such services and work it may provide, and may also hold interest in other companies.

On April 4, 2011, by means of Administrative Rulings No. 210 and 211, Garabi I and Garabi II lines, respectively, started being treated as equivalent to transmission concessions. Such equivalence treatment subjects both transmission lines of the subsidiary to the methodology whereby revenue is recognized through annual ratification of the Allowed Annual Revenue – (“RAP”) by ANEEL.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information (Continued)

Operations (Continued)

c)	Electric energy transmission (Continued)

CIEN - Companhia de Interconexão Energética (Continued)

The commercial and technical equivalence of that subsidiary to an electric power transmission concession, comprising the two lines, has a finite 9-year term to Garabi I, effective through June 20, 2020, and an 11-year term for Garabi II, effective through July 31, 2022.

By means of Approval Resolution No. 1756, of June 24, 2014, ANEEL approved RAP amounting to R$315,270 for the period from July 1, 2014 to June 30, 2015, and adjustment portion relating to transfers in excess amounting to R$3,488. RAP is adjusted annually, always in June of each year. Every four years, the subsidiary will be subject to a review of tax bases and RAP approval.

On June 10, 2015, through the Technical Note 139/2015, ANEEL held the company’s periodic review and approved RAP of R$270,242 for the period between July 1, 2015 and June 30, 2016.

Enel Brasil holds direct interest of 100.00% in CIEN.

d)	Service rendering

En-Brasil Comércio e Serviços S.A.

En-Brasil Comércio e Serviços S.A. (“Prátil”) is a privately-held company, headquartered at Praça Leoni Ramos, No 01, municipality of Niterói, State of Rio de Janeiro, established on August 18, 2009, for the purpose of holding interest in the capital of other companies and/or entities, associations, consortiums and other forms of associations in Brazil and abroad, in addition to rendering of general services, directly or indirectly related to its activities, to the electric energy industry and other economy and general consumption sectors.

Enel Brasil owns a 99.99% direct interest in Prátil.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

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

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to uncertainties inherent to the estimation process. The Group reviews its estimates and assumptions at least annually.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The authorization for completion of preparation of these financial statements was on March 28, 2016.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.   Summary of significant accounting policies (Continued)

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries at December 31, 2015 and include Enel Brasil’s operations, and those of its direct and indirect subsidiaries, with ownership interest at the balance sheet date being summarized as follows:

Subsidiary	Shareholding interest (%)	Direct	Indirect

Central Geradora Termelétrica Fortaleza S.A. - CGTF	100.00	100.00	-
Centrais Elétricas Cachoeira Dourada S.A. - CDSA	99.61	99.61	-
Ampla Energia e Serviços S.A. (i)	46.89	46.89	-
CIEN - Companhia de Interconexão Energética	100.00	100.00	-
Compañia de Transmisión del Mercosur S.A. - CTM (“CTM”) (ii)	99.99	-	99.99
Transportadora de Energia S.A. - Tesa (“TESA”) (ii)	100.00	-	100.00
Companhia Energética do Ceará - COELCE	58.87	58.87	-
EN-Brasil Comércio e Serviço S.A. - Prátil	99.99	99.99	-
Eólica Fazenda Nova Geração e Comercialização de Energia Ltda.	99.95	99.95	-
Santander FI Cordoba Renda Fixa Crédito Privado	100.00	59.00	41.00
Pienza Renda Fixa CP FI (iii)	100.00	29.00	71.00
Bradesco FI RF Crédito Privado Firenze	100.00	-	100.00
(i)

Even though the interest in Ampla Energia is below 50.1%, Enel Brasil holds the control of this entity, considering it is contractually empowered to govern its financial and operating policies so as to obtain benefits from activities.

(ii)	Indirect subsidiaries located abroad.
(iii)	Exclusive investment fund Cordoba, Pienza and Firenze are managed by Banco Santander S.A., Banco Unibanco S.A. and Banco Bradesco S.A. respectively.

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

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

In the preparation of the financial statements, foreign currency transactions, i.e., in any currency other than the functional currency, are recorded based on the exchange rate in force on the date of each transaction. At the end of each reporting period, the monetary items in foreign currency are retranslated at the rates in force at the end of the year. Gains and losses arising from the updates of these assets and liabilities noted between the exchange rate in force on the transaction date and the financial statements date are recognized as financial income or expense, in the income statement.

Assets and liabilities of the foreign indirect subsidiaries are translated into Brazilian Reais at the exchange rate ruling on the balance sheet date, and the corresponding income statements are translated at the average exchange rate for the month of the transaction date. Exchange rate differences arising from the referred to translation are recorded separately in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in income statements.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

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

Electric energy distribution services are measured by reference to electric energy amounts delivered within a given period. This measurement takes place based on the electricity meter-reading schedule defined by subsidiaries COELCE and Ampla Energia. Electric energy distribution services are billed considering this reading schedule, and service revenue is recorded as bills are issued, In order to adjust readings to the related accounting periods, the services rendered between the reading date and the end of each month are recorded on an estimated basis.

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.5.	Revenue recognition (Continued)

2.5.3.	Unbilled revenue

This corresponds to revenue from electric energy supplied to customers but not billed, and to revenue from the use of the distribution network but not yet billed, Unbilled revenue is estimated for the period between the last monthly meter reading and the last day of the month.

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments

The Group classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the proper classification at initial recognition.

a)	Financial assets

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments

a)	Financial assets (Continued)

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments

a)	Financial assets (Continued)

Subsequent measurement (Continued)

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

Derecognition (write-off) of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights to receive cash flows from the asset have expired.

●

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either; and (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

a)	Financial assets

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

b)	Financial liabilities

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Loans and borrowings are initially recognized at fair value, net of directly attributable transaction costs. After initial recognition, are subsequently measured at amortized cost using the effective interest rate method.

The Group has derivatives financial instruments from cash flow hedges operations represented by swap agreements, in order to partially hedge the exposure of the CDI rate produced by its debentures and derivatives represented by “Non-Deliverable Forward (“NDF’s”) in order to protect the cash flow of payments of future commitments in foreign currency (USD) established in the gas purchase agreement. The effective portion of cash flow hedges is recognized in other comprehensive income, in equity and subsequently reclassified to profit and loss when the hedged item affects the results. The relevant note includes more detailed information about the derivative financial instrument contracted by the Group.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

b)	Financial liabilities (Continued)

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

b)	Financial liabilities (Continued)

Subsequent measurement (Continued)

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

c)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

d)	Fair value of financial instruments

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

e)	Cash flow hedge

Derivatives designated as cash flow hedge provides protection against changes in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable transaction that could affect profit and loss.

At the inception of a hedge relationship, the Enel Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.7.	Indemnification assets (concession)

The financial asset is recognized when the Company has the unconditional right of receiving cash or cash equivalents in the end of the concession, as an indemnification for the investments made and not recovered through the services provided within the period of the agreement.

2.8.	Intangible assets

The company recognizes as intangible assets the right of charging the users for the energy distribution services provided – concession agreements.

The intangible asset is stated by the cost of acquisition and/or the cost of construction, including the construction margin. The intangible asset begins its amortization when available for use, in the place and condition required to be able to operate as intended by the Company.

The share of investments linked to reversible assets, not yet amortized or depreciated until the end of the concession is classified as an indemnification asset based on the characteristics established in the concession agreement, which management believes are met observing the requirements for the application of technical interpretation IFRIC 12 – Concession Contracts.

Amortization of intangible assets reflects the pattern in which it is expected that the future economic benefits of the asset are consumed by the Company. The consumption pattern of the assets is related to their economic life in which the assets built by the Company are part of the calculation basis for measuring the performance of the concession rate. Amortization is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives.

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.9.	Property, plant and equipment

Enel Group property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. All other repair and maintenance costs are recognized in profit or loss as incurred. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

2.10.	Income and social contribution taxes

Current and deferred income tax and social contribution are calculated at rates of 15% plus a surcharge of 10% on the taxable income that exceeds R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of losses on income taxes and social contribution carryforwards limited to 30% of taxable income annually.

The expense with income tax and social contribution comprises current and deferred taxes. The current and deferred taxes are recognized in profit and loss unless they are related to the business combination, or items recognized directly in equity or in other comprehensive income.

a)	Current taxes

Current tax is the tax payable or receivable on the estimated taxable income or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on the tax rates enacted or substantively enacted at the balance sheet date.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.10.	Income and social contribution taxes (continued)

a)	Current taxes (continued)

The active current tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or realize the asset and settle the liability simultaneously.

b)	Deferred taxes

Deferred taxes are recognized based on the temporary differences at the end of the reporting period between tax bases of assets and liabilities and their corresponding book values.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

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

The measurement of deferred tax reflects the tax consequences that would follow the way in which the Company expects to recover or settle the book value of its assets and liabilities.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.11.	Retirement and other post-employment benefits

The net obligation for retirement and other post-employment benefits is calculated separately for each plan by estimating the amount of future benefit that employees receive in return for their services in the current year and prior year. This benefit is discounted to determine its present value.

The calculation of the defined benefit plan obligation is performed annually by a qualified actuary using the projected unit credit method.

The deficit / surplus is calculated by deducting the fair value of plan assets. When the calculation results in a potential asset, the asset to be recognized is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits any applicable minimum funding requirements, including debt agreements entered into by the company with the plans, are taken into account.

The measurements of the defined benefit net obligation, including: actuarial gains and losses, return on plan assets (excluding interests) and the effect of the asset ceiling (excluding interests, if applicable) are recognized in other comprehensive income. The net interests on the defined benefit liability and the service cost are recognized in the income statement. The company determines the net interest on the liability (asset) net value of defined benefits in the period based on the discount rate used to measure the defined benefit obligation and defined liabilities, both as determined at the beginning of the year to which refer to the financial statements, taking into account any changes in the net liability value (assets) defined benefit during the period due to contributions and benefits payments. The cost of the service is calculated according to the projected unit credit method, adopted in the calculation of actuarial liabilities, net of contributions by participants. When the benefits of a plan are increased, the portion of the benefit increased related to past services rendered by employees is recognized immediately in the year they occur in the statement of income for the year, as part of the service cost; gains and losses previously recognized in other comprehensive income also are recognized in profit or loss in the settlement, or partial settlement, of the respective plan.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.12.	Provisions for tax, civil and labor risks

Provisions for contingencies (labor, civil and tax) are recognized when the Company has a present or non-formalized obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. When there are a number of similar obligations, the likelihood to settle them is determined taking into consideration the class of obligations as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to passage of time is recognized as interest expense. For purposes of the financial statements, the provision for contingencies is stated net of escrow deposits based on the related contingent obligations.

2.13.	Significant accounting judgments, estimates and assumptions

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.13.	Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions (Continued)

Impairment of non-financial assets

Impairment occurs when the book value of a non-financial asset or cash-generating unit exceeds its recoverable amount, which is the higher of the fair value less sale costs and the value in use. The calculation of fair value less costs of sales is based on the information available of sales transactions of similar assets or market prices less additional costs to sell the asset. The calculation of the value in use considers the discounted cash flow model. Cash flows derive from a budget prepared for the following five years and do not include reorganization activities not yet engaged by the Group or significant future investments that will improve the base of assets of the cash generating unit subject to testing. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, to receipts of expected future cash and to the growth rate adopted for extrapolation purposes.

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.13.	Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions (Continued)

Taxes

There may be uncertainties regarding the interpretation of complex tax regulation as well as the amount and period of future taxable profit. Given the long-term nature and complexity of existing contractual arrangements, differences between actual results and assumptions adopted, or future changes to such assumptions could require future adjustments to the previously recorded tax income and expenses. The Group sets up provisions based on applicable estimates for possible consequences of audits by tax authorities of the jurisdictions in which it operates. The provision amounts are based on various factors, such as experience from prior tax audits and divergent interpretations of tax regulations by the taxable entity and the tax authority in charge. Such divergent interpretations could arise from a wide range of issues, depending on the conditions prevailing in the domicile of the Company and its subsidiaries.

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

The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each financial statement date. For more details on the assumptions used, see Note 26.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.13.	Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions (Continued)

Unbilled revenue

The calculation of unbilled revenue is based on the number of days not billed in the month, the estimated amount of energy delivered during those days and the estimated average price per customer class for that month. Differences between actual and estimated unbilled revenue are usually immaterial.

2.14.	Accounting pronouncements effective from January 1, 2015

The amendments issued by the IASB, which went into effect on January 1, 2015, have not had a significant effect on the consolidated financial statements of Enel Brasil and its subsidiaries.

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.15.	Accounting pronouncements in effect from January 1, 2016 and subsequent periods

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

IFRS 15: Revenue from Contracts with Customers

This new standard applies to all contracts with customers except leases, financial instruments and insurance contracts. Its purpose is to make financial information more comparable, and provides a new model for revenue recognition and more detailed requirements for contracts with multiple obligations. It also requires more itemized information. This standard will replace IAS 11 and IAS 18 as well as their interpretations (IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31).

Annual periods beginning on or after January 1, 2018.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.15.	Accounting pronouncements in effect from January 1, 2016 and subsequent periods (Continued)

Standards, Interpretations and Amendments	Mandatory Application for:

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.15.	Accounting pronouncements in effect from January 1, 2016 and subsequent periods (Continued)

Standards, Interpretations and Amendments	Mandatory Application for:

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

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to companies applying professional judgment to determine what type of information to disclose in their financial statements.

Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities: Application of the Consolidation Exception

The modifications, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016.

IFRS 16: Leases

This new standard provides a definition of a lease contract and specifies the accounting treatment for the assets and liabilities originated under those contracts from both lessor and lessee perspective. Lessor accounting remains largely unchanged from its predecessor IAS 17, Leases. However, for lessee accounting, the new standard requires recognition of a right of use asset and a corresponding liability, similar to finance lease accounting under IAS 17, for most lease contracts.

Annual periods beginning on or after January 1, 2019.

The Group is assessing the impact of applying IFRS 9, IFRS 15 and IFRS 16 from their effective date. In Management’s opinion, the application of the other standards and amendments pending application is not expected to have a significant effect on the consolidated financial statements of Enel Brasil and its subsidiaries.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

3.	Tariff revision and adjustment

Ampla Energia

In accordance with the concession agreement, the subsidiary Ampla Energia tariffs were adjusted on March 15, 2015. The average tariff adjustment stood at 42.19%, according to Approval Resolution Nº 1861, of March 10, 2015, revised on April 7, 2015, due to the extension of the deadline to repay the ACR account financing. In connection with this new approval and Resolution Nº 1869/2015, the new tariffs will have a 37.34% average effect on captive consumers. The increase in the revenues resulting from the tariff increase is expected to be substantially offset by a similar increase in the corresponding cost of energy purchases as well as regulatory charges.

COELCE

On February 27, 2015, through Resolution Nº1.858, the extraordinary tariff review for COELCE was approved. Such review intended to include in the tariff to be charged to the customers the effect of the mismatching noted on the actual costs incurred and the tariff coverage previously considered on the Energy Development Account charges (CDE) and on the energy purchase costs. The average increase approved for COELCE totaled 10.28%. The increase in the revenues resulting from the tariff increase is expected to be substantially offset by a similar increase in the corresponding cost of energy purchases as well as regulatory charges.

On April 22, 2015, subsidiary COELCE had approved, on interim basis, the 4th tariff revision cycle, as provided in the concession agreement. ANEEL set tariffs, through Resolution No 1,882/2015. This definition leads to an average tariff effect for consumers of the distributor of 11.69%. The increase in the revenues resulting from the tariff increase is expected to be substantially offset by a similar increase in the corresponding cost of energy purchases as well as regulatory charges.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

4.	Amendments to Brazilian legislation and regulatory matters

a)	Account Regulated Environment - ACR

Due to the high increase in the cost of energy, Aneel decided to pay to the distribution companies an advance of the Portion A that would be recovered in the next tariff review. Therefore the subsidiaries Ampla Energia and COELCE received the amount of R$243,764 and R$132,560 respectively, as per the Decision No 773 of 03/27/2015, which reduced the account “Amounts receivable from Portion A” recorded in current assets of the Companies.

b)	Centralizing Account of Tariff Flags Resources

In January 2015 began the additional charge applied tariff to all captive consumers in terms of power generation conditions, seeking to reduce possible mismatches between the actual costs of energy purchased by the distributors and their tariff coverage.

Decree No 8401 of 04.02.2015 determined that the resources obtained in excess through the application of tariff flags by the distribution agents should be destined to the Centralizing Account of Tariff Flags Resources (“CCRBT”) administered by the Electric Energy Trading Chamber (“CCEE”). The resources available in this Chamber will be passed on to distribution agents considering the difference between the amounts realized by each distributor and the current tariff coverage of each agent.

b)	PIS and COFINS on financial income

From 01/07/2015, pursuant to Decree No. 8426 of 01/04/2015, the rates of Social Integration Program/Public Servant Fund (“PIS/PASEP”) and Contribution on Gross Revenues for Social Security Funding (“COFINS”) on financial income, including arising from transactions for hedging purposes, earned by companies subject to the non-cumulative calculation system of such contributions will be 0.65% and 4%, respectively.

c)	Change the refresh rate of the asset base of the assets of the concessionaires

Standard-setting Resolution No 686 of 11/23/2015 provides that the remuneration basis of the assets of dealers linked to the concession of the public electric power distribution, should be updated by the variation of the National Index of Consumer Price (“IPCA”) between the base date of the appraisal report and the date of the annual tariff review.

d)	Tariff review PRORET - 4th Cycle of Periodic Tariff (“RTP”)

From Standard-setting Resolution No 660 of 04/28/2015, among other changes, the revenues billed to Demand Overdrive - UD and Reactive surplus - ER, from May 2015 now recorded as sector liabilities, noncurrent liabilities. From the 5th CRTP, these funds will be returned to the consumer through the tariff.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

5.	Cash and cash equivalents

	12/31/2015	12/31/2014

Direct investments
Cash and checking accounts	72,450	104,758
Bank Deposit Certificate - CDB	89,998	221,522
Repurchase agreements	40,929	49,367

Total direct investments	203,377	375,647

Exclusive funds
Bank Deposit Certificate - CDB	99,239	163,524
Repurchase agreements	206,780	324,900

Total exclusive funds	306,019	488,424

Total short-term investments	509,396	864,071

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

6.	Marketable securities

At December 31, 2015 and 2014, financial instruments classified as marketable securities are as follows:

	12/31/2015	12/31/2014

Investment funds	28,308	25,379

Total investment funds	28,308	25,379

Exclusive funds
Public securities	167,040	204,729
Financial bills	2,559	-

Total exclusive investment funds	169,599	204,729

Argentine Republic Bonds	8,261	205

Total marketable securities	206,168	230,313

Through the exclusive funds, the Company and its subsidiaries invest their excess cash in post-fixed and pre-fixed government bonds, in addition to other traditional fixed-income securities with low credit risk and high liquidity.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

7.	Consumers, concessionaires and permittees, net

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance

		Overdue until	Overdue for more than	Total
	Maturing	90 days	90 days	12/31/2015	12/31/2014

Current
Consumer class
Residential	303,715	227,282	79,005	610,002	385,422
Industrial	98,468	19,153	63,803	181,424	142,762
Commercial	127,415	59,799	39,960	227,174	138,834
Rural	48,597	21,812	23,040	93,449	57,755
Government/public lightning	111,637	82,124	77,470	271,231	127,763
Public service	22,547	4,188	1,490	28,225	15,184
Resale	11,656	89	-	11,745	7,477

Subtotal	724,035	414,447	284,768	1,423,250	875,197

Unbilled revenue (c)	465,902	-	-	465,902	305,039
Free consumers	57,150	585	7,749	65,484	60,871
Low income consumers (f)	34,884	-	-	34,884	47,904
Electric Energy Trade Chamber – CCEE	57,330	-	4,136	61,466	57,447
Companhia de Gás do Ceará (CEGAS)	-	-	34,432	34,432	34,432
Installment payment of debts (b)	33,131	-	-	33,131	12,447
Energy auction -CCEAR	13,506	-	-	13,506	16,985
Emergency charges	-	-	-	-	2,457
Companhia Energética de Goiás - CELG	-	-	-	-	206
Furnas Centrais Elétricas S.A. (d)	-	-	2,685	2,685	4,238
Tractebel Energia S.A. (d)	-	-	-	-	1,018
Receivables from related parties (e)	201	-	-	201	-
Other	15,563	7,077	2,783	25,423	29,945

Subtotal	1,401,702	422,109	336,553	2,160,364	1,448,186

Allowance for doubtful accounts (a)	-	-	(290,507)	(290,507)	(227,923)

Total current assets	1,401,702	422,109	46,046	1,869,857	1,220,263

Non-current assets

Furnas Centrais Elétricas S.A. (d)	-	-	125,612	125,612	125,612
Tractebel Energia S.A. (d)	-	-	70,772	70,772	70,772
Sale within Electric Energy Trade Chamber – CCEE	-	-	15,289	15,289	15,289
Installment payment of debts (b)	65,382	-	-	65,382	83,259
Receivables from related parties (e)	-	-	127,107	127,107	119,697

Subtotal	65,382	-	338,780	404,162	414,629

Allowance for doubtful accounts (a)	-	-	(261,841)	(261,841)	(266,556)

Total non-current assets	65,382	-	76,939	142,321	148,073

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

7.	Consumers, concessionaires and permittees, net (Continued)

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance (Continued)

Changes in allowance for doubtful accounts are as follows:

Balance at December 31, 2013	(498,931)

(Additions)	(56,812)
Write-offs	61,264

Balance at December 31, 2014	(494,479)

(Additions)	(156,513)
Write-offs	98,644

Balance at December 31, 2015	(552,348)

Current	(290,507)
Non-current	(261,841)

An allowance for doubtful accounts was set up based on criteria established by regulatory legislation and analysis of specific risks of losing the overdue amounts, legal matters and application of a percentage on installment payment of debts. The amount is considered sufficient by the subsidiaries’ management to cover any losses on realization of the receivables.

b)	Installment payment of debts

Installment payment of debts corresponds to agreements signed between the Group and their customers referring to renegotiation of electricity bills in arrears. These amounts are included in electricity bills, increased by fine and 1% interest per month, calculated on a pro rata daily basis and monetarily restated based on the General Market Price Index (IGPM) variation. After the amount payable in installments is restated, the first installment, if applicable, is deducted, and the interest agreed in the negotiation is applied, not exceeding 1.8% per month.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

7.	Consumers, concessionaires and permittees, net (Continued)

c)	Unbilled revenue

The Unbilled revenue corresponds to income from electricity supply, delivered but not billed to consumer, computed on an estimated basis, referring to the monthly measurement period and until the last day of the month. At December 31, 2015 the Group has recorded in Accounts receivable a total balance of unbilled revenue of R$465,902 (R$305,039 in 2014).

d)	Furnas Centrais Elétricas S.A. (“Furnas”) and Tractebel Energia S.A. (“Tractebel”)

At December 31, 2015, the subsidiary CIEN records accounts receivable from Furnas and Tractebel, respectively in the amounts of R$128,297 and R$70,772 (R$129,850 and R$71,790 in 2014) corresponding to the billing of firm capacity and associated energy charges, which were not paid in previous years. Based on the best estimate of receiving the amounts involved, the Group records an allowance for doubtful accounts in the total amount of R$196,384 at December 31, 2015 (R$196,384 in 2014).

e)	Accounts receivable from related parties

Terms and conditions involving related parties are presented in Note 22.

f)	Low income consumers

Based on ANEEL Rulings No. 407/2010 and No. 414/2010, Centrais Elétricas Brasileiras S.A. - Eletrobras will transfer to distribution companies the subsidy amount on a monthly basis, to adjust the discounts granted to low income consumers classified under the criteria of the former Rulings No. 246/2002 and 485/2004, arising from the Energy Development Account (CDE).

Considering the criteria set out by the mentioned rulings and the schedule for registration of customers entitled to the benefit, the consolidated balance receivable at December 31, 2015 totals R$34,884 (R$47,904 in 2014).

This subsidy is calculated on a monthly basis by the distribution company and submitted to ANEEL for approval and validation through Decision, after which the transfer occurs.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

8.	CDE Subventions - tariff discount

Amount to be transferred by Centrais Elétricas Brasileiras S.A. (“Eletrobras”) referring to refund of discounts on fees applicable to public electricity distribution services to end users. These funds are from CDE and approved by ANEEL in the process for distributors’ annual adjustment.

	Ampla Energia		COELCE		Consolidado
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Approval Resolution 1.703/2014	51,742	75,988	-	-	51,742	75,988
Approval Resolution 1.711/2014	-	-	74,489	105,581	74,489	105,581
Approval Resolution 1.861/2015	113,703	-	-	-	113,703	-
Approval Resolution 1.882/2015	-	-	188,630	-	188,630	-
Estimated portion	6,147	2,355	(10,361)	(2,278)	(4,214)	77
Monetary restatement (*)	1,636	-	6,731	-	8,367	-

Total	173,228	78,343	259,489	103,303	432,717	181,646

* The Approval Resolution no. 1,857, established that Eletrobras will restate the CDE resource amounts due based on the variation of the IPCA, being such restatement applied as from March 2015

On July 8, 2015 there was issue in favor of the subsidiaries Ampla Energia and Coelce, an injunction, authorizing the full offset of the amounts owed by Eletrobras, as a tariff subsidy, accumulated since October and November 2014, against the values monthly due by subsidiaries Ampla Energia and COELCE, respectively, as a monthly quota of CDE. Considering that the decision is preliminary, Ampla Energia and COELCE subsidiaries have recorded in current liabilities, in the line of regulatory charges, the amount of R$231,405 and R$137,704, respectively, corresponding to the portion to be transferred to Eletrobras arising from the CDE grant which will be offset when the decision is handed down.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

9.	Taxes recoverable

	12/31/2015	12/31/2014

Income and social contribution tax recoverable (a)	136,567	91,516
Value-Added Tax - ICMS (“ICMS”) (b)	222,610	184,807
Contribution Tax on Gross Revenue for Social Integration Program - PIS and Contribution Tax on Gross Revenue for Social Security Financing - COFINS (c)	91,288	73,303
Employer’s contribution to INSS	1,676	18,645
Other taxes	2,058	9,047

	454,199	377,318

Current	268,053	229,140
Non-current	186,146	148,178

a)	The income tax recoverable balance refers to withholding income tax (IRRF) on short-term investments, government agency retentions (Law No. 9,430/96) and prepaid income tax balance.

The social contribution tax recoverable balance refers to prepaid social contribution tax on net income referring to calendar years 2006 and 2012, in addition to government agency retentions, pursuant to Law No. 9,430/96.

b)

This refers basically to credits arising from capital expenditures (according to concept established by tax legislation), which are subject to monthly offset against ICMS collected from customers on a 1/48th basis

c)

The amounts classified under PIS and COFINS recoverable for subsidiary Ampla Energia in the total amount of R$39,181 at December 31, 2015 (R$31,845 in 2014) refer to PIS and COFINS computed on the previous sixth-month billings, supported by a court decision in rem judicatam, whereby Decree-Laws no, 2,445/88 and 2,449/88 were declared unconstitutional and the right to refund corresponding to the difference between the amounts paid grounded on said Decrees and those due in accordance with Supplementary Law no 7/70 was recognized.

Additionally, PIS and COFINS amounts recoverable refer also to subsidiary CIEN, totaling R$33,521 at December 31, 2015 (R$29,631 in 2014), and they are related particularly to PIS and COFINS overpayments made in previous years in relation to the amounts effectively due in the ordinary course of its operations. As a consequence, CIEN filed a claim for offsetting taxes overpaid and currently awaits approval thereof by the Brazilian IRS in order to set these amounts off.

The other amounts of PIS and COFINS recoverable refer to the subsidiaries COELCE, CGTF, CDSA and Prátil, respectively of R$7,049, R$3,633, R$7,159 and R$745 at December 31, 2015.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

10.	Guarantee deposits

		12/31/2015		12/31/2014
Institution	Type of investment	Current	Non-current	Current	Non-current

Itaú-Unibanco	Investment fund	65,492	-	57,922	-
Bradesco	CDB	-	6	-	81
Itaú	CDB	-	717	-	659
BNB	CDB	-	17,751	-	17,458
Banco do Brasil	US Treasury Security	-	6,907	-	5,912
Caixa Econômica Federal	Guarantee	319	-	320	-
Other		-	194	-	20

Total		65,811	25,575	58,242	24,130

At December 31, 2015, the balances of guarantee deposits recorded in subsidiaries Ampla Energia and COELCE of R$40,923 and R$50,463 (R$27,854 and R$54,518 respectively, in 2014) are basically related to the investment of amounts linked to electric energy purchase agreements, contractual retentions from service providers and financing agreement collateral.

Guarantee deposits are invested in fixed-income investment funds, CDBs and other low-risk financial instruments. They include guarantees required in loan and financing agreements, retained amounts of suppliers and electric energy acquisition agreements.

11.	Accounts receivable from Portion A and other financial items

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

11.	Accounts receivable from Portion A and other financial items (Continued)

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

	12/31/2015		12/31/2014
	Current	Non-Current	Current	Non-current

Tariff deferrals (CVAs)	544,219	121,216	186,563	63,755

Energy purchase	523,808	98,369	244,429	82,246
System Service Charge (ESS)	(164,035)	(26,680)	(98,086)	(31,158)
Energy Development Account - CDE	59,239	15,118	23.406	6.085
Use of electric grid	108,579	26,478	20.831	8.231
Other	16,628	7,931	(4.017)	(1.649)

Other receivables from Portion A and other financial items	145,300	30,716	300,770	171,110

Overcontracted energy	27,360	57	293,322	74,929
Recovered State VAT (ICMS)	80,771	28,016	30,710	91,210
Eletronuclear Differential	-	-	14,903	4,826
Postponement of tariff revision	-	-	(28,327)	1,589
CCRBT unbilled	(44,305)	-	-	-
Neutrality	24,816	7,674	-	-
Other liabilities	56,658	(5,031)	(9,838)	(1,444)

Total other receivables from Portion A and other financial items	689,519	151,932	487,333	234,865

The Interministerial Administrative Ruling of State Ministry of Finance and Mines and Energy no 25, of January 24, 2002, established the Memorandum Account for Changes in Item Values of “Portion A” - CVA, in order to record changes in costs, either negative or positive, for the period between annual tariff adjustments, related to items provided for in electric energy distribution concession arrangements.

These changes are calculated by means of the difference between expenses effectively incurred and expenses estimated in establishing the electricity charge in annual tariff adjustments. The amounts considered in CVA are monetarily restated based on the SELIC rate variation.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

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

The accumulated balance will be amortized as follows:

Year	Amortization factor	Year	Amortization factor

2016	0.02792	2022	0.0164
2017	0.02555	2023	0.01501
2018	0.02338	2024	0.01374
2019	0.0214	2025	0.01257
2020	0.01958	2026	0.01151
2021	0.01792	2027	0.01053

On April 26, 2004, ANEEL’s Financial Supervisory Authority issued an Inspection Monitoring Report stating that the capital reserve set up upon merger of Distriluz would not have assets with economic basis as a contra entry and, as such, pursuant to CVM Rule No 349/01 (CVM is Securities and Exchange Commission of Brazil), determined that only the portion corresponding to the tax credit resulting from goodwill amortization should be recorded in equity of COELCE, as it understood that only this portion has economic basis.

Given the conclusion of the understanding with ANEEL, at the Special General Meeting of April 28, 2005, the subsidiary COELCE approved the Board’s proposal of observing the regulatory agency’s recommendations, replacing the share split and redemption mechanism, after the risk of tax and corporate questioning and non-compliance with financial covenants with Financial Institutions have been ruled out, and after approval of the proper accounting adjustments by ANEEL, issued by means of Official Letter no 584/05, of April 14, 2005, These adjustments were also in compliance with the provisions set out in CVM Rule no 319/99, as amended by CVM Rule no 349/01.

Accordingly, the share split and redemption operations of subsidiary COELCE to remunerate shareholders for decrease in profit caused by goodwill amortization from merger of Distriluz, suspended in 2003, were replaced by provisions of CVM Rule no, 319/99, amended by CVM Rule no 349/01, which provides for set up of provision on goodwill to be amortized matching against goodwill reserve (capital reserve), in amount which is not a tax benefit for subsidiary COELCE. To recalculate the impact on income of each year, the provision will be reversed to the same extent of amortization of the portion of goodwill for the respective year.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

12.	Tax credit from merger (Continued)

The accounting involved set up of a provision for unamortized goodwill instead of the goodwill reserve (capital reserve) in the amount that does not constitute tax benefit to its subsidiary COELCE. To recalculate the results of each period, there will be reversal of the provision in proportion to the amortization of the portion of goodwill for the respective period.

Tax credit from goodwill on merger	12/31/2015	12/31/2014

Goodwill on acquisition	775,960	775,960
Goodwill amortization	(608,736)	(585,061)
Provision for goodwill	(429,365)	(429,365)
Reversal of provision for goodwill	318,747	303,121

Tax credit	56,606	64,655

Capital reserve	12/31/2015	12/31/2014

Merged Goodwill	775,960	775,960
(-) Share split and redemption	(125,407)	(125,407)
Provision for goodwill	(429,365)	(429,365)

Balance	221,188	221,188

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

13.	Other receivables

	12/31/2015	12/31/2014

Disposal of assets and rights	1,484	1,583
Health care plan to retirees	7,692	6,492
Collection covenants	77,063	52,527
Consumers - services rendered	81,368	77,048
Deactivations in progress	23,297	50,528
Expenses to be reimbursed - consumers	3,569	3,576
Expenses to be reimbursed - public lighting	2,795	2,795
Federal Government	5,658	5,658
Services to third parties	17,716	13,159
Supplier credits	21,597	16,149
Advances to employees	11,924	10,909
Advances to suppliers	24,671	6,111
Free Energy	2,729	2,742
New business expenses	13,025	11,955
Consortium Tapajós	16,920	16,920
Inventories	6,685	2,794
Prepaid expenses	39,915	9,122
Other	54,742	68,210
Provision for losses on realization of other credits	(25,691)	(24,132)

Total	387,158	334,146

Current	367,852	314,572
Non-current	19,306	19,574

Changes in the allowance for doubtful accounts are as follows:

Balance at December 31, 2013	(20,851)

Addition	(3,450)
Write-off	169

Balance at December 31, 2014	(24,132)

Addition	(1,559)

Balance at December 31, 2015	(25,691)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

14.	Indemnification assets (concession)

These refer to a portion of investments made and not amortized by the subsidiaries Ampla Energia and COELCE until the end of the respective concessions classified as financial asset since this is an unconditional right to receive cash or other financial asset directly from the granting authority pursuant to IFRIC 12 - Service Concession Arrangements and SIC 19 - Service Concession Arrangements: Disclosures.

The balance of the investments linked to reversible assets, still not amortized or depreciated, for indemnification purposes, is recognized based on its New Replacement Value (“VNR”).

The change in balances related to indemnification assets (concession) is as follows:

Balance at December 31, 2013	2,014,096

Transfers from intangible assets (*)	417,932
Mark-to-market - indemnification assets	(306,060)

Balance at December 31, 2014	2,125,968

Transfers from intangible assets (*)	402,865
Mark-to-market - indemnification assets	193,590

Balance at December 31, 2015	2,722,423

(*) The net book value of each new acquired asset exceeding the deadline of the concession is transferred from intangible assets and allocated as Financial Asset pursuant to Law nº 12,783.

15.	Property, plant and equipment

		12/31/2015			12/31/2014
	Useful Life	Historical costs	Accumulated depreciation	Net value	Net value

In use
Lands		3,644	-	3,644	3,644
Reservoirs	50	243,081	(163,370)	79,711	84,698
Buildings	30	203,042	(141,669)	61,373	66,967
Machinery and equipment	31	4,320,579	(2,893,037)	1,427,542	1,509,189
Vehicles	7	5,551	(4,508)	1,043	1,264
Furniture and fixtures	16	81,981	(56,060)	25,921	22,991
Other goods	40	25,005	(15,880)	9,125	9,371

Total PPE in use		4,882,883	(3,274,524)	1,608,359	1,698,124

In progress
PPE in progress		344,869	-	344,869	271,383

Total PPE in progress		344,869	-	344,869	271,383

Total property, plant and equipment		5,227,752	(3,274,524)	1,953,228	1,969,507

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

15.	Property, plant and equipment (Continued)

Changes in property, plant and equipment in the year are as follows:

	In use			In progress
	Cost	Accumulated depreciation	Net balance	Cost	Total

Balances at December 31, 2013	4,699,665	(2,958,642)	1,741,023	249,229	1,990,252

Transfers	114,710	-	114,710	(114,710)	-
Additions	5,500	-	5,500	139,570	145,070
Reclassifications	5,478	(7,060)	(1,582)	(2,706)	(4,288)
Write-offs	(3,828)	3,803	(25)		(25)
Depreciation	-	(158,550)	(158,550)	-	(158,550)
Effects of changes in foreign exchange rates	(6,988)	4,036	(2,952)	-	(2,952)

Balances at December 31, 2014	4,814,537	(3,116,413)	1,698,124	271,383	1,969,507

Transfers	78,471	-	78,471	(78,471)	-
Additions	214	-	214	147,218	147,432
Reclassifications	-	183	183	4,739	4,922
Write-offs	(7,774)	3,191	(4,583)	-	(4,583)
Depreciation	-	(163,209)	(163,209)	-	(163,209)
Effects of changes in foreign exchange rates	(2,565)	1,724	(841)	-	(841)

Balances at December 31, 2015	4,882,883	(3,274,524)	1,608,359	344,869	1,953,228

Property, plant and equipment of Enel Group are comprised by the balances in subsidiaries CGTF, CDSA and CIEN, in accordance with the characteristics of each one of them.

CGTF

The period over which the subsidiary CGTF is authorized to explore the activities described in its articles of incorporation is thirty years, as mentioned in article 5 of ANEEL Resolution nº 433, of October 19, 2001, as from the date thereof. Under this same article, this period may be extended at ANEEL’s discretion and by request of the authorized entity, CGTF’s property, plant and equipment items are not considered reversible assets and, as such, they are not returned to the Federal Government at the end of the concession period.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

15.	Property, plant and equipment (Continued)

CDSA

The Enel Group’s management understands that as the subsidiary CDSA is a public service concession operator, at the end of the concession period, non-depreciated assets will be indemnified for the minimum amount at the net book value, by the concession grantor, should it not be renewed. Pursuant to articles 63 and 64 of Decree no 41,019, of February 26, 1957, assets and facilities used for electric energy production, transmission and distribution, including the disposal thereof, are tied to these services, and may not be disassembled, sold or assigned without prior express authorization from the regulating authorities.

Pursuant to sub-clauses two and three of clause eleven of the Concession Agreement No. 11/1997, entered into by and between CDSA and ANEEL on September 12, 1997, upon termination of the final term of the Concession Agreement, assets and facilities related to independent production of electric energy used in hydroelectric plants, will be included as Federal Government’s assets, with indemnity of investments made and not yet amortized, provided that they are authorized and calculated by means of ANEEL audit.

CIEN

Property, plant and equipment items are stated at acquisition or construction cost, less accumulated depreciation, calculated at the rates defined by ANEEL.

Pursuant to articles 63 and 64 of Decree nº 41,019, of February 26, 1957, the assets and facilities used in production, transmission, distribution, including the disposal thereof, are linked to these services, and cannot be separated, sold or assigned without the previous and express authorization by the Regulator.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

16.	Intangible assets

Changes in intangible assets are shown below:

	In operation				In progress
	Cost	Accumulated amortization	Special obligations	Net value	Cost	Special obligations	Net value	Total

Balances at December 31, 2013	8,171,551	(3,791,816)	(620,320)	3,759,415	1,117,291	(269,834)	847,457	4,606,872

Additions	-	-	-	-	814,722	(50,156)	764,566	764,566
Write-offs	(232,050)	175,757	-	(56,293)	-	-	-	(56,293)
Amortization	-	(452,963)	43,917	(409,046)	-	-	-	(409,046)
Reclassification	(5,478)	7,060	-	1,582	310	-	310	1,892
Transfers	1,202,020	-	(74,519)	1,127,501	(1,202,020)	74,519	(1,127,501)	-
Transfers to indemnification assets(*)	(417,932)	-	-	(417,932)	-	-	-	(417,932)
Effects of changes in foreign exchange rates	(420)	367	-	(53)	-	-	-	(53)

Balances at December 31, 2014	8,717,691	(4,061,595)	(650,922)	4,005,174	730,303	(245,471)	484,832	4,490,006

Additions	-	-	-	-	1,223,803	(48,162)	1,175,641	1,175,641
Write-offs	(182,001)	164,031	69,859	51,889	-	-	-	51,889
Amortization	-	(449,829)	45,318	(404,511)	-	-	-	(404,511)
Reclassification	-	(183)	-	(183)	(4,739)	-	(4,739)	(4,922)
Transfers	954,571	-	(8,830)	945,741	(954,571)	8,830	(945,741)	-
Transfers to indemnification assets(*)	(407,150)	-	4,285	(402,865)	-	-	-	(402,865)
Effects of changes in foreign exchange rates	(154)	134	-	(20)	-	-	-	(20)

Balances at December 31, 2015	9,082,957	(4,347,442)	(540,290)	4,195,225	994,796	(284,803)	709,993	4,905,218

(*) The net book value of each asset exceeding the deadline of the concession is allocated as Financial Asset pursuant to Law nº 12,783. See also Note 14.

Special obligations linked to the concession of public electric energy services

Obligations linked to the concession of public electric energy services represent amounts from the Federal Government, States, municipalities and consumers, as well as donations not conditional upon any return in favor of the donor and subsidies intended for investments in the distribution activity. According to Circular Letter no 1,314/2007-SFF/ANEEL, of June 27, 2007, which determines that this registration begins only after the Company’s second tariff review, the amortization started to be recorded in April 2009, based on an average rate.

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

17.	Trade accounts payable and notes payable

	12/31/2015	12/31/2014

Energy supply and transportation
Energy purchase	988,398	760,160
Companhia de Gás do Ceará – CEGÁS	44,578	27,612
Diferencial Eletronuclear	1,440	21,373
Charge for network use	22,871	26,325
Generation - Free energy	10,690	17,942
Related parties (a)	204,953	125,414
Notes payable (b)	-	84,000
Other	4,730	5,051
Materials and services	387,705	316,942

Total	1,665,365	1,384,819

Current	1,530,701	1,258,456
Non-current	134,664	126,363

(a)	Terms and conditions involving related parties are presented in Note 22.

(b)

In December 2014, subsidiary CGTF and Banco Itaú BBA S.A. (“Banco Itaú”) entered into a credit assignment agreement without right of recourse for a maximum amount of R$85,000, transferring to Banco Itaú the partial right to credit due in connection with the electric energy supply service provided to COELCE regarding the invoices for the months of November and December 2014. In order to advance receivables from COELCE, subsidiary CGTF used R$84,000 available in the credit assignment agreement entered into, amount that was settled during 2015.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

18.	Loans and financing

Loans and financing in local and foreign currencies are as follows:

	Debt charges		Principal

	Current		Current		Non-current

	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Foreign currency:
Federal Government - Discount bonus (a)	15	9	-	-	4,456	3,031
Federal Government - Participant bonus (a)	83	56	-	-	6,386	4,344

Total foreign currency:	98	65	-	-	10,842	7,375

Local currency:
Eletrobras (b)	250	16	9,902	10,212	37,459	52,006
Banco do Nordeste - Proinfa (c)	232	304	21,237	21,237	47,784	69,022
BNDES FINAME 2012-2013 (d)	41	46	4,121	4,121	26,788	30,909
BNDES FINEM 2012-2013 A (d)	220	238	13,007	12,960	45,523	58,318
BNDES FINEM 2012-2013 B (d)	244	268	13,006	12,960	45,523	58,319
Itaú CCB (e)	6,299	5,070	-	-	150,000	150,000
BNDES (Finame) (f)	4	2	561	236	1,963	1,063
BNDES (Finem seccionamento) (g)	71	39	4,243	2,115	14,850	9,516
BNDES (Capex 2011) (h)	207	245	10,140	10,139	45,626	55,765
BNDES (Capex 2011) (h)	185	230	19,374	19,305	29,062	48,263
BNDES (Capex 2011) (h)	205	258	19,374	19,305	29,062	48,263
BNDES (Capex 2012-2013) (i)	80	92	8,256	8,297	52,977	61,539
BNDES (Capex 2012-2013) (i)	398	431	23,528	23,412	82,349	105,356
BNDES (Capex 2012-2013) (i)	441	484	23,528	23,412	82,348	105,356
Eletrobras (j)	-	2	-	2,941	-	10,923
Eletrobras (k)	-	2	-	2,655	-	7,268
Banco do Brasil S.A. (BB Agropecuário) (l)	6,298	4,692	75,000	-	225,000	300,000
Banco do Brasil S,A. (l)	1,813	1,384	-	-	100,000	100,000
Banco do Brasil S,A. (l)	424	320	-	-	30,000	30,000
BNDES (Capex 2014-2015) A	61	-	7,666	-	76,656	-
BNDES (Capex 2014-2015) B	165	-	7,666	-	76,650	-
Working Capital Santander (m)	-	-	50,474	-	-	-

Total local currency	17,638	14,123	311,083	173,307	1,199,620	1,301,886

Total loans and financing	17,736	14,188	311,083	173,307	1,210,462	1,309,261

Banks	Start date	Maturity	Type of amortization	Guarantees	Financial charges

Foreign Currency:
Federal Government - Discount bonus (a)	08/15/1997	04/11/2024	At the end	Receivables and secured account	USD + Libor + 1.0125% p.a.
Federal Government - Participant bonus (a)	08/15/1997	04/11/2024	At the end	Receivables and secured account	USD + 6.2% p.a.
Local Currency
Eletrobras (b)	03/3/2000	09/30/2023	Monthly	Receivables and promissory note	6.95% p.a.
Banco do Nordeste - FNE (c)	12/29/2004	03/15/2019	Monthly	Guarantee and secured account	10% p.a.
BNDES FINAME 2012-2013 (d)	08/28/2013	06/15/2023	Monthly	Receivables and secured account	3.00% p.a.
BNDES FINEM 2012-2013 A (d)	08/28/2013	06/15/2020	Monthly	Receivables and secured account	TJLP + 2.8% p.a.
BNDES FINEM 2012-2013 B (d)	08/28/2013	06/15/2020	Monthly	Receivables and secured account	TJLP + 3.8% p.a.
Itaú CCB (e)	03/20/2014	03/20/2019	Monthly	-	112%CDI
BNDES (Finame) (f)	03/24/2014	06/15/2020	Monthly	Receivables	3.5%
BNDES (Finem seccionamento) (g)	03/24/2014	06/15/2020	Monthly	Receivables	TJLP + 2.8%
BNDES (Capex 2011) (h)	08/15/2011	06/15/2021	Monthly	Receivables	8.7% p.a.
BNDES (Capex 2011) (h)	08/15/2011	06/15/2018	Monthly	Receivables	TJLP + 2.96%
BNDES (Capex 2011) (h)	08/15/2011	06/15/2018	Monthly	Receivables	TJLP + 3.96%
BNDES (Capex 2012-2013) (i)	08/16/2013	05/15/2023	Monthly	Receivables	3.0%
BNDES (Capex 2012-2013) (i)	08/16/2013	06/15/2020	Monthly	Receivables	TJLP + 2.80%
BNDES (Capex 2012-2013) (i)	08/16/2013	06/15/2020	Monthly	Receivables	TJLP + 3.80%
Eletrobras	11/23/2006	06/30/2021	Monthly	Receivables and promissory note	6.0%
Eletrobras	09/20/2011	09/30/2018	Monthly	Receivables and promissory note	7.0%
Banco do Brasil S,A (j)	11/19/2013	11/14/2019	Annual	-	107% CDI
Banco do Brasil S,A (j)	11/29/2013	11/25/2019	Annual	-	107% CDI
Banco do Brasil S,A (BB Agropecuário) (j)	11/12/2014	11/07/2019	Semiannual	-	107% CDI
BNDES (Capex 2014-2015) A (k)	12/28/2015	12/15/2021	Monthly	Receivables	TJLP + 3.1%
BNDES (Capex 2014-2015) B (k)	12/28/2015	12/15/2021	Monthly	Receivables	SELIC + 3.18%
Working Capital Santander (l)	03/21/2011	06/27/2016	Monthly	-	CDI + 1.80%

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

18.	Loans and financing (Continued)

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

(c)

Banco do Nordeste do Brasil - Program to Foster Alternative Electric Energy Sources (Proinfra): The subsidiary COELCE entered into an agreement with Banco do Nordeste do Brasil to finance fixed assets investments, with funds from the Constitutional Fund to Finance the Northeastern Region (FNE)/Proinfra.

(d)

BNDES FINAME/FINEM: Financing for investment plan 2012/2013 of subsidiary COELCE taken out on June 28, 2013, amounting to R$217,185, through credit union led by Itaú with transfer of funds from BNDES. Until December 31, 2015, BNDES had transferred 89% of the total amount.

(e)	Bank credit bond - Itaú: Loan maturing in March 2019, as working capital for financial support to subsidiary COELCE and used to cover operating costs.

(f)

BNDES Finame: Financing, totaling R$3,296, for the acquisition of machinery and equipment necessary for implementing reinforcements in the electric grid of subsidiary CIEN, by sectioning transmission line Garabi II, which was taken out from Itaú, with funds raised from BNDES. Through to December 31, 2015, subsidiary CIEN had used 89% of the amount taken out.

(g)

BNDES Finem seccionamento: Financing, amounting to R$29,520, destined to the project of implementation of reinforcements in the electric grid of subsidiary CIEN, by sectioning transmission line Garabi II, which was taken out from Itaú, with funds raised from BNDES. Through December 31, 2015, subsidiary CIEN had used 75% of the amount taken out.

(h)

BNDES Capex 2011: Financing amounting to R$331,397 for investment plan 2010/2011 of subsidiary Ampla Energia, contract with credit union led by Itaú, with funds transferred from BNDES. Through to December 31, 2015, subsidiary Ampla Energia took out 90% of the contractual amount.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

18.	Loans and financing (Continued)

(i)

BNDES Capex: 2012/2013: Financing amounting to R$450,171, for 2012/2013 investment plan of subsidiary Ampla Energia, agreed with credit union led by Itaú, with funds transferred from BNDES, Until December 31, 2015, subsidiary Ampla Energia had used 79% of the amount taken out.

(j)

Bank Credit Note (Banco do Brasil): Loan maturing in November 2019, in the modality of Agrarian Credit for the financial support of the subsidiary Ampla Energia and COELCE used for the repayment of previous debts.

(k)

Financing amounting to R$562,101, for 2014/2015 investment plan of subsidiaries Ampla Energia and COELCE, except for the acquisition of machinery and equipment, agreed with Itaú, with funds transferred from BNDES. Until December 31, 2015, the subsidiaries had taken out 30% of the contractual amount.

(l)	Working Capital Santander: with Banco Santander, used as subsidiary COELCE’s working capital.

In connection with the loans taken out from the Brazilian Development Bank (BNDES), Banco do Brasil, Banco Itaú and working capital operations, subsidiaries COELCE, Ampla Energia and CIEN undertook to comply with the following obligations during effectiveness of the agreements, which were adequately complied with at December 31, 2015:

Bank	Financial obligations	Rate	Periodicity

BNDES/FINEM/Itaú CCB	Net financial debt / EBITDA (maximum)	3.50	Semiannual
BNDES/FINEM/Itaú CCB	Net financial debt / Net financial debt + Equity (maximum)	0.60	Semiannual
BNDES (Capex 2012-2013 and 2014-2015)	Net bank debt / EBITDA (maximum)	3.50	Annual
BNDES (Capex 2012-2013 and 2014-2015)	Net bank debt / Net financial debt + Equity (maximum)	0.60	Annual
Banco do Brasil S.A.	Net financial debt / EBITDA (maximum)	3.00	Semiannual

(*) EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

On December 31, 2015, the subsidiaries were in compliance with these obligations, except for the ratio “Net Financial Debt/ EBITDA” for which the subsidiary Ampla Energia obtained a waiver from the financing banks, valid as of December 31, 2015, which also formalized a modification to the covenant with respect to future periods.

The contractual repayment of the amount of principal of long-term loans and financing, without the effects of swap transactions carried out, is as follows:

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

18.	Loans and financing (Continued)

Year	12/31/2015	12/31/2014

2016	-	247,913
2017	367,682	340,041
2018	347,714	318,764
2019	311,778	280,789
2020	98,151	68,460
After 2020	85,137	53,294

Total	1,210,462	1,309,261

The changes in loans and financing without the effects of funding costs are as follows:

	Local currency		Foreign currency
	Current	Non-current	Current	Non-current	Total

At December 31, 2013	228,975	1,018,355	32,869	95,101	1,375,300
Additions	131,477	463,126	-	-	594,603
Interest accrued	109,070	-	7,069	-	116,139
Interest accrued paid	(98,712)	-	(276)	-	(98,988)
Monetary and exchange variation	-	37	12,684	864	13,585
Transfers	179,632	(179,632)	88,590	(88,590)	-
Swap transaction gain/losses	-	-	(7,545)	-	(7,545)
Amortization	(363,012)	-	(133,326)	-	(496,338)

At December 31, 2014	187,430	1,301,886	65	7,375	1,496,756

Additions	338,147	67,088	-	-	405,235
Interest accrued	152,356	-	390	-	152,746
Interest accrued paid	(148,837)	-	(402)	-	(149,239)
Monetary and exchange variation	-	1,687	-	3,512	5,199
Transfers	171,041	(171,041)	45	(45)	-
Amortization	(371,416)	-	-	-	(371,416)

At December 31, 2015	328,721	1,199,620	98	10,842	1,539,281

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.	Debentures

		12/31/2015			12/31/2014
		Principal			Principal
Description	Companies	Charges	Current	Non-current	Charges	Current	Non-current

1st Series 3rd Issue	COELCE	1,575	52,000	-	2,613	52,000	52,000
1st Series 6th Issue	Ampla Energia	369	58,500	-	508	58,500	58,500
1st Series 7th Issue	Ampla Energia	624	50,000	50,000	428	-	100,000
1st Series 8th Issue	Ampla Energia	11,050	-	150,000	8,392	-	150,000
2nd Series 3rd Issue	COELCE	5,537	131,522	263,073	5,105	-	356,970
2nd Series 6th Issue	Ampla Energia	10,576	82,307	164,613	9,638	-	223,375
2nd Series 7th Issue	Ampla Energia	12,593	-	385,551	11,476	-	348,788
2nd Series 8th Issue	Ampla Energia	11,050	-	150,000	8,392	-	150,000
(-) Cost to be amortized		-	(1,547)	(3,176)	-	(1,583)	(4,723)

Total with no effect of swap transactions		53,374	372,782	1,160,061	46,552	108,917	1,434,910

Swap transaction gain/losses		-	(5,068)	(5,385)	-	(844)	(15,365)

Total debentures		53,374	367,714	1,154,676	46,552	108,073	1,419,545

Changes in debentures:

	Current	Non-current	Total

At December 31, 2013	25,415	1,168,765	1,194,180

Funds raised	-	300,000	300,000
Accrued interests	117,542	-	117,542
Interest accrued paid	(98,466)	-	(98,466)
Transfer of terms	110,500	(110,500)	-
Monetary restatement	-	57,801	57,801
Transfer - transaction cost	(101)	101	-
Allocation of transaction cost	257	(976)	(719)
Swap transaction gain/losses	(522)	4,354	3,832

At December 31, 2014	154,625	1,419,545	1,574,170

Accrued interests	152,499	-	152,499
Interest accrued paid	(145,671)	-	(145,671)
Transfer of terms	370,072	(370,072)	-
Monetary restatement	-	97,929	97,929
Repayment of principal	(110,502)	-	(110,502)
Transfer - transaction cost	(1,547)	1,547	-
Allocation of transaction cost	1,583	-	1,583
Swap transaction gain/losses	29	5,727	5,756

At December 31, 2015	421,088	1,154,676	1,575,764

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.	Debentures

Characteristics of debenture issues:

COELCE

Characteristics	3rd Issue - 1st Series	3rd Issue - 2nd Series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,400 simple debentures	29,600 simple debentures
Par value	R$10	R$10
Issue date	October 15, 2011	October 15, 2011
Initial maturity	October 15, 2015	October 15, 2016
Maturity	October 15, 2016	October 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.97% p.a.	6.85%pa
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

Ampla Energia

Characteristics	1st Series - 6th Issue	2nd Series - 6th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11,700 simple debentures	18,300 simple debentures
Par value	R$10	R$10
Issue date	June 15, 2011	June 15, 2011
Initial maturity	June 15, 2015	June 15, 2016
Maturity	June 15, 2016	June 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.20% p.a.	IPCA + 7.90% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.	Debentures (Continued)

Characteristics of debenture issues: (Continued)

Ampla Energia (Continued)

Characteristics	1st Series - 7th Issue	2nd Series - 7th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,000 simple debentures	30,000 simple debentures
Par value	R$10	R$10
Issue date	June 15, 2012	June 15, 2012
Initial maturity	June 15, 2016	June 15, 2017
Maturity	June 15, 2017	June 15, 2019
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.02% p.a.	IPCA + 6.00% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2016 and 2017	2017, 2018 and 2019

Characteristics	1st Series - 8th Issue	2nd Series - 8th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	15,000 simple debentures	35,000 simple debentures
Par value	R$10	R$10
Issue date	July 16, 2014	July 16, 2014
Initial maturity	July 15, 2017	July 15, 2017
Maturity	July 15, 2019	July 15, 2019
Monetary restatement	No restatement	No restatement
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.45% p.a.	CDI + 1.45% p.a.
Interest payment	Semiannual	Semiannual
Repayment	Three annual installments	Three annual installments
Repayment date	2017, 2018 and 2019	2017, 2018 and 2019

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.	Debentures (Continued)

In 2015 the subsidiary Ampla Energia obtained the approval of the Bondholders to change the formula applied to calculate the covenants.

In accordance with the indenture of debentures, the subsidiaries COELCE and Ampla Energia are subject to maintaining certain financial ratios, calculated quarterly, based on their financial statements. As of December 31, 2015, the subsidiaries Ampla Energia and COELCE are compliant with these ratios in the evaluation of their Management.

Issue	Financial obligations	Rate

3rd issue – COELCE	Net financial debt/EBITDA (maximum)	2.50
3rd issue – COELCE	EBITDA/Net financial debt (minimum)	2.75
6th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	3.75
6th issue - Ampla Energia	EBITDA/Net financial expenses (minimum)	1.75
7th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	3.75
7th issue - Ampla Energia	EBITDA/Net financial expenses (minimum)	1.75
8th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	3.75
8th issue - Ampla Energia	Net financial debt/ Net financial expenses (minimum)	0.60

Contractual amortization of long-term debentures is as follows:

	2017	2018	After 2018	Total

1st Series - 7 th Issue - Ampla Energia	50,000	-	-	50,000
1st Series - 8 th Issue - Ampla Energia	50,000	50,000	50,000	150,000
2nd Series - 3 rd Issue – COELCE	131,522	131,551	-	263,073
2nd Series - 6 th Issue - Ampla Energia	82,307	82,306	-	164,613
2nd Series - 7 th Issue - Ampla Energia	128,517	128,517	128,517	385,551
2nd Series - 8 th Issue - Ampla Energia	50,000	50,000	50,000	150,000
(-) Transaction costs	(1,161)	(1,020)	(995)	(3,176)

Total to be amortized	491,185	441,354	227,522	1,160,061

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks

General considerations

The Enel Group has policies to mitigate financial risks and adopts operating and financial strategies to ensure liquidity, security and profitability of its assets. For this purpose, it maintains managerial systems for controlling and monitoring its financial transactions and corresponding amounts, in order to monitor the risks and rates charged by the market.

Risk factors

a)	Foreign exchange rate risk

This risk arises from the possibility of the Enel Group to incur losses due to fluctuations in foreign exchange rates, which increase financial expenses and liability balances of loans and financing in foreign currency taken out in the market.

The following table presents the carrying amount of foreign currency liabilities that are not hedged by currency swap instruments:

	Liabilities
	12/31/2015	12/31/2014	12/31/2013

US dollars	10,940	7,440	90,067

We set out below a sensitivity analysis chart related to the impacts on net income of the Enel Group if the variation of the exchange rate in 2015 were equal to that expected for 2016, according to projections based on the forward dollar curve of the BM&F (Brazilian Mercantile & Futures Exchange):

		Effects
12/31/2015	Increase	On income statement

US dollars	4.29%	(167)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Risk factors (Continued)

b)	Interest rate risk

This risk arises from the possibility of the Enel Group to incur losses due to fluctuations in interest rates or other debt indices, such as inflation rates, which would increase the financial expenses related to loans and financing taken out in the market, In order to minimize this risk, the Group prioritizes loans taken out at fixed rates (BNB and Eletrobras) and linked to other indices less volatile to financial market fluctuations, such as the Long - Term Interest Rate - TJLP (BNDES).

In order to avoid risks with changes in market indexes, the loans indexed to floating rate had their rates fixed through swap contracts, to hedge against the risk of rate fluctuation. The adjustment to the debit and credit of this operation is recorded in the income statement.

The table below shows the sensitivity analysis related to the impact on the Group’s net income if variations in interest rates and inflation rates for 2015 were equal to those expected for 2016, according to projections based on the forward curve of the BM&F:

		Effects
12/31/2015	Increase/ reduction	On income statement	On equity

Financial liabilities
CDI	0.59%	(9,548)	(9,548)
IPCA	8.90%	(3,070)	(3,070)

Total		(12,618)	(12,618)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Risk factors (Continued)

c)	Credit risk

The risk arises from the possibility of Enel subsidiaries to incur losses due to the difficulty in collecting amounts billed to their customers. This risk is assessed as low by the subsidiaries due to the diversification in the number of customers and the collection policy and cutting of electricity supply to customers in default. The allowance for doubtful accounts is established in an amount deemed sufficient by management of the Enel Group to cover possible risks of realization of accounts receivable.

d)	Accelerated debt maturity risk

Some subsidiaries have loans and financing agreements and debentures with covenants that, in general, require the maintenance of economic and financial ratios at certain levels (financial covenants). Failure to comply with these covenants may result in acceleration of debt maturity. These restrictions are adequately monitored and do not restrict the subsidiaries’ capacity to carry out their normal business. Currently, for the debt ratios that are not at levels below the limits established by the financial covenants, the Enel Group has obtained a waiver from the respective counterparty banks, as disclosed in Note 18.

e)	Risk of revision and supply tariff adjustment

Tariff adjustment and revision processes are secured by agreement and rely on previously set methodologies. Changes to the methodology in force should be extensively discussed and supported by contributions by Group companies, concessionaires and other agents in the industry.

In case an unforeseeable event affects the economic and financial balance of the concession, Ampla Energia and COELCE may justify and require the Regulator to open an Extraordinary Tariff Revision, and it shall be at the Regulator’s discretion to determine whether or not such revision should be made. ANEEL itself also may carry out Extraordinary Revisions in case of introduction, change or exclusion of charges and/or taxes to be passed on to tariffs.

f)	Capital risk management

The Enel Group manages its capital to ensure continuity of its normal activities, while maximizing the return to all parties interested or involved in its operations by optimizing the debt and equity balances. The capital structure of the Enel Group is formed by net indebtedness (loans detailed in Notes 18 and 19, deducting cash and cash equivalents and temporary cash investments detailed in Notes 5 and 6), as well as by equity of the Group.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Risk factors (Continued)

f)	Capital risk management (Continued)

	12/31/2015	12/31/2014
Debt	3,115,045	3,070,926
Cash and cash equivalents + Marketable securities	(715,564)	(1,094,384)

Net debt (a)	2,399,481	1,976,542
Equity (b)	7,542,555	7,112,912

Net indebtedness ratio (a/[a+b])	24%	22%

(a)

Net debt is represented by total outstanding loans, financing and debentures, including portions of current and non-current liabilities, net of balances of cash and cash equivalents and marketable securities. See more details in Notes 5, 6, 18 and 19.

(b)	Equity includes all capital and reserves of the Group.

g)	Liquidity risk

The Enel Group’s liquidity is managed through the monitoring of forecast and actual cash flows in order to meet possible cash needs in the short-term. So as to ensure the capacity of paying its obligations in a conservative manner, the management of temporary cash investments has focused on very short-term instruments, primarily with daily maturities in order to provide maximum liquidity.

The tables below present information on future maturities of loans, financing and debentures that are being considered in the projected cash flows of the Enel Group (including interest and principal):

	Less than one month	From one to three months	From three months to one year	From one to five years	Over five years	Total
December 31, 2015
Fixed interest loans and financing	7,320	12,448	55,089	213,881	54,416	343,154
Variable interest loans and financing	63,732	36,411	280,599	1,985,543	71,984	2,438,269
Debentures	22,852	-	495,462	1,380,667	-	1,898,981

	93,904	48,859	831,150	3,580,091	126,400	4,680,404

December 31, 2014
Fixed interest loans and financing	6,765	14,118	61,517	263,033	89,265	434,698
Variable interest loans and financing	10,219	37,003	168,788	1,216,925	40,516	1,473,451
Debentures	17,112	-	228,709	1,739,708	-	1,985,529

	34,096	51,121	459,014	3,219,666	129,781	3,893,678

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Risk factors (Continued)

g)	Liquidity risk (Continued)

The tables below present the amounts forecast for the next maturity of hedging instruments that are also considered in the cash flows for subsidiaries Ampla Energia, COELCE and CGTF:

	Less than one month	From one to three months	From three months to one year	From one to five years	Total
December 31, 2015
NDF BRL x USD (CGTF)	(117)	(2,456)	(2,327)	-	(4,900)
Interest rate swap (Ampla Energia and Coelce)	-	-	(7,743)	(1,632)	(9,375)

	(117)	(2,456)	(10,070)	(1,632)	(14,275)

December 31, 2014
Interest rate swap (Ampla Energia and Coelce)	-	-	(8,586)	(3,032)	(11,618)

	-	-	(8,586)	(3,032)	(11,618)

In order to avoid any emergency cash need, the Group uses overdraft facilities that it has taken out as a short-term cash source. We set out below the table on the final position at December 31, 2015 and December 31, 2014 regarding the use of this facility:

Secured account	12/31/2015	12/31/2014
Agreed	410,000	485,000

Valuation of financial instruments

In order to determine the fair value of loans and financing, the Enel Group’s management used discounted future cash flows at rates deemed as fair to carry out new operations in the market. Regarding the fair value of debentures the quotations traded on the secondary market were adopted.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Hierarchical fair value

There are three levels for the classification of fair value relating to financial instruments and hierarchical level is considered to define priority for unadjusted quoted prices in an active market for financial assets or liabilities. The classification of hierarchical levels may be presented as outlined below:

●	Level 1 - Data from an active market (unadjusted quoted price) allowing daily access including on the date of fair value measurement.

●	Level 2 - Data different from that from the active market (unadjusted quoted price) included in Level 1, extracted from the pricing model based on observable market data.

●	Level 3 - Data from a pricing model based on unobservable market data.

			12/31/2015		12/31/2014
	Category	Level	Book value	Fair value	Book value	Fair value

Assets
Cash and cash equivalents	Fair value through P&L	2	509,396	509,396	864,071	864,071
Marketable securities	Fair value through P&L	2	206,168	206,168	230,313	230,313
Guarantees deposits	Loans and receivables	2	91,386	91,386	82,372	82,372
Consumers, concessionaires and permittees, net	Loans and receivables	2	2,012,178	2,012,178	1,368,336	1,368,336
Derivative financial instruments	Loans and receivables	2	10,453	10,453	16,209	16,209
Account receivables from Portion A and other financial items	Loans and receivables	2	841,451	841,451	722,198	722,198
Indemnification assets (concession)	Available for sale	3	2,722,423	2,722,423	2,125,968	2,125,968

Liabilities
Loans and financing in local currency	Loans and receivables	2	1,528,341	1,419,864	1,489,316	1,473,502
Debentures in local currency	Loans and receivables	2	1,586,217	1,554,540	1,590,379	1,592,056
Loans and financing in foreign currency	Loans and receivables	2	10,940	9,406	7,440	7,034
Derivative financial instruments - (energy purchase)	Loans and receivables	2	4,712	4,712	-	-
Trade accounts payable	Loans and receivables	2	1,665,365	1,665,365	1,384,819	1,384,819

The amounts of the curve and market value of the derivative instrument (swap) of December 31, 2015 are as follows:

Derivative	Curve value	Market value (book)	Diference

COELCE
Swap DI x PRÉ 08.11.12 HSBC Bank Brasil S.A.	598	3,156	2,558
Ampla Energia
Swap DI x PRÉ 03.09.12 HSBC Bank Brasil S.A.	205	5,591	5,386
Swap DI x PRÉ 08.11.12 HSBC Bank Brasil S.A.	135	1,706	1,571
CGTF
NDF BRL x USD Itaú	(4,900)	(4,712)	188

Total	(3,962)	5,741	9,703

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Hierarchical fair value (Continued)

The estimated market value of swap transactions was determined based on the discounted present value of future cash flows model, discounted at market rates presented by the BM&F as of December 31, 2015.

At December 31, 2015 and December 31, 2014, the Group had swap operations, as shown below:

COELCE

				Notional values
Counterparty	Agreement date	Maturity date	Position	12/31/2015	12/31/2014

HSBC Bank Brasil S.A.	11/8/2012	10/17/2016	CDI + 0.97% p.a. 9.43% p.a.	(3,156)	(5,569)

Ampla Energia

				Notional values
				Local currency
Counterparty	Agreement date	Maturity date	Position	12/31/2015	12/21/2014

HSBC Bank Brasil S.A.	09/03/2012	06/16/2017	CDI + 1.02% p.a. 10.05% p.a.	(5,591)	(6,235)

HSBC Bank Brasil S.A.	11/08/2012	06/16/2016	CDI + 1.20% p.a. 9.59% p.a.	(1,706)	(4,405)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Hierarchical fair value (Continued)

CGTF

					Notional values
					Foreign Currency	Local Currency	Fair Value		Accumulated effect up to 12/31/2015
Description	Contraparty	Agreement date	Maturity date	Position	12/31/15	12/31/15	12/31/15		Receivables or received	Payables or Paid
NDFs

(+) Asset				USD	USD 4,360	R$17,016	R$	17,358	-		-
(-) Liability	Itaú	18/09/15	22/01/16	BRL			R$	17,473	-		-

(=) Adjustment							(R$	115)	-	(R$	115)

(+) Asset				USD	USD 4,654	R$18,162	R$	18,325	-		-
(-) Liability	Itaú	28/09/15	22/02/16	BRL			R$	19,548	-		-

(=) Adjustment							(R$	1,223)	-	(R$	1,223)

(+) Asset				USD	USD 4,353	R$16,990	R$	17,067	-		-
(-) Liability	Itaú	28/09/15	22/03/16	BRL			R$	18,229	-		-

(=) Adjustment							(R$	1,162)	-	(R$	1,162)

(+) Asset				USD			(R$	18,166)	-		-
(-) Liability	Itaú	28/09/15	22/04/16	BRL	USD 4,654	R$18,162	R$	19,432	-		-

(=) Adjustment							(R$	1,266)	-	(R$	1,266)

(+) Asset				USD	USD 3,152	R$12,303	R$	12,184	-		-
(-) Liability	Itaú	28/09/15	22/05/16	BRL			R$	13,129	-		-

(=) Adjustment							(R$	945)	-	(R$	945)

21.	Taxes payable

	12/31/2015	12/31/2014

State Value-Added Tax - ICMS	249,977	67,091
Income tax and social contribution	159,687	33,702
Services Tax - ISS	4,766	4,402
Contribution Tax on Gross Revenue for Social Integration Program - PIS	13,849	5,933
Contribution Tax on Gross Revenue for Social Security Financing - COFINS	64,859	27,568
PIS/COFINS/IRRF/CSRF (withheld at source)	4,344	3,243
Social contributions	9,024	4,292
Other taxes and contributions	59,059	27,174

Total	565,565	173,405

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

22.	Related parties

The Enel Group carries out operations with related parties that belong to the same economic group, and the balances, nature and total of transactions and effects on the consolidated financial statements are as follows:

			12/31/2015						12/31/2014
Companies	Ref.	Type of transaction	Current assets	Non-current assets (*)	Current liabilities (*)	Non-current liabilities (*)	Revenues (expenses)	Intangible assets	Non-current assets (*)	Current liabilities (*)	Non-current liabilities (*)	Revenues (expenses)	Intangible assets

Fundação COELCE de Seguridade		Acknowledgment of debt	-	-	-	-	-	-	-	770	-	-	-
Social – FAELCE	(a.1)	Pension plan	-	-	2,040	85,396	(8,882)	431	-	-	90,312	(2,719)	406
Fundação Brasiletros	(a.2)	Pension plan	-	-	-	491,635	(44,757)	-	-	-	445,033	(47,753)	-
CEMSA - Comercializadora de Mercosur S.A.	(b)	Energy transportation	-	92,252	-	93,270	4,604	-	86,686	-	86,182	20,527	-
Endesa Costanera S.A.	(b)	Energy transportation	-	34,855	-	34,594	1,855	-	33,011	-	32,324	7,557	-
Enel Energy Europe	(c)	Services rendered	-	-	2,143	-	(2,143)	-	-	2,894	-	(3,718)	-
Enel Ingegneria e Innovazione	(d)	Services rendered	-	-	-	-	-	-	-	2,417	-	(630)	-
Enel Green Power Desenvolvimento Ltda,		Services rendered	-	-	-	-	-	-	-	1,597	-	-	-
Enel SPA	(e)	Services rendered	-	-	67,060	-	(67,060)	-	-	-	-	-	-
EGP – Joana Eólica		Energy transportation	3	-	-	-	37	-	-	-	-	-	-
EGP – Modelo i Eólica		Energy transportation	3	-	-	-	36	-	-	-	-	-	-
EGP – Modelo II Eólica		Energy transportation	3	-	-	-	32	-	-	-	-	-	-
EGP – Primavera Eólica		Energy transportation	2	-	-	-	28	-	-	-	-	-	-
EGP – São Judas Eólica		Energy transportation	2	-	-	-	27	-	-	-	-	-	-
EGP – Cristal Eólica		Energy transportation	2	-	-	-	28	-	-	-	-	-	-
EGP – Emiliana Eólica		Energy transportation	3	-	-	-	40	-	-	-	-	-	-
EGP – Pau Ferro Eólica		Energy transportation	2	-	-	-	18	-	-	-	-	-	-
EGP – Pedra do Gerônimo Eólica		Energy transportation	2	-	-	-	18	-	-	-	-	-	-
EGP – Tacaicó Eólica		Energy transportation	2	-	-	-	11	-	-	-	-	-	-
EGP – Soluções Energéticas		Energy transportation	-	-	-	-	2	-	-	-	-	-	-
EGP – Maniçoba Eólica		Energy transportation	3	-	-	-	14	-	-	-	-	-	-
EGP – Esperança Eólica		Energy transportation	3	-	-	-	13	-	-	-	-	-	-
EGP – Damascena Eólica		Energy transportation	3	-	-	-	14	-	-	-	-	-	-
Enel Green Power Participações Ltda.		Energy transportation	168	-	7,886	-	(71,007)	-	-	-	-	-	-

			201	127,107	79,129	704,895	(187,072)	431	119,697	7,678	653,851	(26,736)	406

(-) Pension plan			-	-	(2,040)	(577,031)	-	-	-	(770)	(535,345)	-	-

Total related parties			201	127,107	77,089	127,864	(187,072)	431	119,697	6,908	118,506	(26,736)	406

*	Those amounts are presented as accounts receivable (see Note 7), trade payables (see Note 17), post-employment benefits (see note 26).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

22.	Related parties (Continued)

The main conditions related to transactions between related parties are described below:

a)	Private pension obligations

a.1)	Private Pension - FAELCE

Subsidiary COELCE, as the sponsor of FAELCE, performs monthly transfers for the financial maintenance of FAELCE and makes contributions to the actuarial reserve for private pension plans of employees of subsidiary COELCE, classified as for “Defined Benefits” and “Defined Contribution”. For further details, see Note 26.

a.2)	Fundação Ampla de Seguridade Social - BRASILETROS

Subsidiary Ampla Energia, as the sponsor of Fundação Ampla de Seguridade Social - BRASILETROS, performs monthly transfers for the maintenance of that entity and financial contributions to the actuarial reserve of the private pension plans of employees of the subsidiary classified as PCA (Supplementary Private Pension Plan) and PACV (Private Pension Plan with Variable Contribution). For further details, see Note 26.

b)	CEMSA - Comercializadora del Mercosur S.A. and Endesa Costanera S.A.

The accounts payable with CEMSA and Costanera in the amounts of R$124,864 as at December 31, 2015 (R$118,506 for 2014) are due to the purchase of electricity for resale in the Brazilian market held in previous years. The balances are financially updated on a monthly basis, incurring also the currency fluctuations, as the contract was settled on US dollars.

c)	Enel Energy Europe

The Company has a contract with Enel Energy Europe referring to software licensing, implementation and maintenance services.

This agreement totaled R$4,219 as services cost for the year ended December 31, 2015 (R$3,718 and R$3,208 for 2014 and 2013, respectively), and the corresponding liability of R$4,219 at December 31, 2015 (R$2,894 for 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

22.	Related parties (Continued)

d)	Enel S.p.A.

The Group has a contract with Enel S.p.A. relating to technology services, structure and availability of human resources.

Management Compensation

The Group’s compensation paid to the key management personnel for the year ended December 31, 2015 totaled R$14,330 (R$12,468 for 2014), which refers to short-term benefits. Management compensation paid by the Group for the year ended December 31, 2015 aggregated R$50,522 (R$38,217 in 2014).

23.	Provision for tax, civil and labor risks

Management believes that all provisions set up are sufficient to cover any losses from the proceedings pending trial. Based on the opinion of legal counsel, a provision was set up for all legal proceedings of which the chances of loss were estimated as probable for the Group.

a)	Provisions for probable contingent liabilities

Below is a statement showing the changes in provisions for contingencies at December 31, 2015, compared to prior periods:

Description	12/31/2014	Additions	Disposals / reversals	Monetary restatement	Payment	12/31/2015

Labor (i)	190,935	34,445	(26,351)	40,585	(17,697)	221,917
Civil (ii)	313,126	122,190	(68,071)	100,534	(85,881)	381,898
Tax (iii)	31,948	-	-	2,680	(610)	34,018
Regulatory (iv)	127,887	7,326	(2,243)	2,529	(38,573)	96,926
Environmental (v)	3,000	-	-	-	-	3,000

Total	666,896	163,961	(96,665)	146,328	(142,761)	737,759

Description	12/31/2013	Additions	Disposals / reversals	Monetary restatement	Payment	12/31/2014

Labor (i)	186,506	49,068	(44,161)	16,590	(17,068)	190,935
Civil (ii)	292,883	122,203	(63,712)	42,907	(81,155)	313,126
Tax (iii)	68,341	1,566	(1,407)	(17,882)	(18,670)	31,948
Regulatory (iv)	87,877	-	-	59,627	(19,617)	127,887
Environmental (v)	3,000	-	-	-	-	3,000

Total	638,607	172,837	(109,280)	101,242	(136,510)	666,896

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

a)	Provisions for probable contingent liabilities (Continued)

(i)	Labor risks

They refer to various labor suits claiming, among others, indemnification for damages, reinstatement to work, overtime pay, risk exposure additional, severance pay and salary pay differences. In addition, there are suits relating to employees of subcontractors who claim employment relationship with the subsidiaries and equalization with rights of employees of such subsidiaries.

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

(iii)	Tax risks

Ampla Energia:

Rio de Janeiro State filed a Tax Enforcement Claim to collect tax debts arising from alleged tax underpayment, from February 1999 to September 2000, amounting to R$12,326 at December 31, 2015 (R$11,694 in 2014).

Tax notices issued by the Rio de Janeiro State for collection of State value-added tax (ICMS), for the period from December 1996 to November 1998, and November 1998 to March 1999, arguing that assets acquired for fixed assets purposes were not related to the subsidiary’s business activity. Such case is accrued for in the total amount of R$4,991 (R$4,771 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

a)	Provisions for probable contingent liabilities (Continued)

(iv)	Regulatory Risk

Ampla Energia

Punitive regulatory proceedings are regulated by ANEEL Administrative Ruling No, 063/2004. The penalties provided for in the regulation range from warning to revocation of the concession or permission.

Initially, the subsidiary is served a notice by the regulator about any nonconformity identified. The subsidiary will have 15 days to respond to such notice. Subsequently, if any irregularities are confirmed, a violation notice is issued with penalties to nonconformities. The subsidiary will have 10 days to file an appeal.

These penalties are applicable to all agents of the electric energy industry and calculated based on billing.

(v)	Environmental Contingencies

CDSA

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss

There are proceedings against the Enel Group of tax, civil and labor nature, for which a provision has not been recognized, since they involve risk of loss classified by management and its legal counsel as possible, which total approximately R$4,606,082 at December 31, 2015 (R$4,310,892 in 2014).

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(ii)	Civil risks

CIEN

Tractebel Energia S.A. (“Tractebel”)

Tractebel filed an ordinary action claiming alleged noncompliance, by CIEN, with the “Sale Agreement of 300MW of Firm Power and Associated Energy from Argentina” executed on October 20, 1999, by and between CIEN and Centrais Geradoras do Sul do Brasil S.A. (Gerasul), and Tractebel as its successor, According to this action, Tractebel requests that CIEN be condemned to pay the termination fine in the estimated amount of R$117 million, in addition to penalties alleged applicable for non-availability of “firm power and associated energy”, of which the amounts would be calculated at the stage of liquidation of the award and cannot be currently estimated, Also according to this action, Tractebel ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Tractebel itself, from any regulatory penalties, since they have recognized that the crisis in Argentina was a factor alien to CIEN’s will and beyond its control, CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations, The claim is currently suspended until the outcome of another legal claim involving the parties, whose matter impairs the development of the former.

Furnas - Centrais Elétricas S.A. (“Furnas”)

Furnas filed an ordinary action claiming alleged noncompliance by CIEN with the “Agreement for Firm Power with Associated Energy”, executed on May 5, 1998, to acquire 700 MW from Argentina, According to the action, Furnas requests that CIEN be condemned to pay the termination fine in the estimated amount of R$520 million and refunds and penalties of which the amounts would be calculated in the stage of liquidation of the award and these cannot be currently determined, Also, according to the action, Furnas ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Furnas itself, from any regulatory penalties, since they have recognized that the crisis in Argentina was a factor alien to CIEN’s will and beyond its control, CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations, The claim was ruled not to have grounds in relation to all claims filed by Furnas, Within the deadline to file an appeal, a petition was presented by Furnas, currently pending decision, CIEN has not yet had access to the contents of such petition.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks

Enel Brasil

Notices of delinquency – Brazilian IR

In 2014, the Brazilian IRS served a notice of delinquency requiring the collection of income tax on dividends supposedly distributed in excess in 2009 and 2010. The Company filed a protest letter and waits for the decision to be handed down at the Brazilian IRS appellate division level. The relevant amount, updated at December 31, 2015, is R$233,300 (R$212,334 in 2014).

Notices of delinquency - PIS/Cofins

In 2006, the Brazilian IRS filed two tax assessments for the collection of PIS and Cofins on interest on equity and other financial income, earned from 2001 to 2005. In the first administrative level, infraction notices were judged partially founded, rejected in relation to financial income.

In the face of facts and administrative law, the company in August 2014 paid the portion considered as probable loss (amounts related to PIS and Cofins on interest on equity) equal to the amount required under the REFIS in accordance with Law No. 12,996 / 14.

The remaining portion of the notices of delinquency whose likelihood of loss was rated as possible, amounts to R$21,756 for Cofins (R$19,425 in 2014) and R$3,080 for PIS (R$2,750 in 2014) on financial income earned during the effectiveness of Law nº 9,718/98 and after the effectiveness of Decree nº 5,164/2004.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

COELCE

Following are significant claims to which legal advisors estimate the likelihood of loss as possible and which do not require any provision to be established.

●

At the state level, the subsidiary has been holding discussions on various ICMS matters, amounting to R$333,750 at December 31, 2015 (R$307,636 in 2014), as follows: special regime from Agreement No, 035/91; master records of tax exempt, immune and non-taxable consumers; credit on capital expenditures; transfer of credits; cancellation of invoices; reversal of credit – low income consumer; tax on certain operations; energy acquired for own consumption and difference between values recorded and values reported in the tax statements.

●

At City level, the subsidiary is party to legal and administrative proceedings in the City of Fortaleza, referring to the Service tax (ISS), totaling R$35,685 at December 31, 2015 (R$50,792 in 2014). These refer to: ancillary services; personal property leases; amounts withheld at source, and services rendered in other cities, In the City of Iguatu, tax enforcement amounting to R$3,370 at December 31, 2015 (R$3,083 in 2014).

Ampla Energia

Tax withheld at source – Issue of Fixed Rate Notes (FRN)

In 2005 the Brazilian IRS issued a tax notice, as it understood that the subsidiary was no longer subject to the zero rate tax benefit of the Withholding income tax (IRRF) levied on interest and other income transferred to parties abroad, due to Fixed Rate Notes (FRN) issued by the subsidiary in 1998. A decision awarded to an appeal was favorable to the subsidiary. The subsidiary was served notice about the decisions handed down by the Administrative Board of Tax Appeals (CARF), whereby the Tax Notice was deemed founded. As a result, the subsidiary filed for a provisional remedy for guarantee anticipation in order to obtain a certificate attesting to the regular payment of existing tax debts. This is still under discussion by means of a legal proceeding. The amount involved in this proceeding, restated at December 31, 2015, is R$1,127,837 (R$1,068,018 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

Ampla Energia (Continued)

COFINS

Delinquent tax collection procedures in connection with a notice of delinquency served by the Brazilian IRS in 2003 to collect COFINS debts from a supposed default from December 2001 to March 2002. The value involved in the claim, restated at December 31, 2015, reaches R$149,174 (R$142,141 in 2014).

ICMS - Due date

The Rio de Janeiro State Finance Office served in 2005 a notice of delinquency in connection with a voluntary payment, out of the legal due date set by Decree No, 31,632/02, of ICMS and ICMS surtax earmarked for the State Fund to Combat Poverty, without payment of legal interest and fines. In 2012 the subsidiary was noticed of the decision made by the Full Bench Board, which upheld the notice of delinquency and filed an appeal to the State Finance Officer. Notwithstanding the appeal filed, delinquent tax collection procedures were initiated, and the subsidiary has been discussing the matter through legal claims. The amount involved in these claims, restated at December 31, 2015, reaches R$284,798 (R$268,912 in 2014).

ICMS – Various subjects

At the state level, the subsidiary has been holding discussions on various ICMS matters, amounting to R$187,062 at December 31, 2015 (R$199,158 in 2014), as follows: due date; credit on capital expenditures; offsetting of credits; outgoing goods for repair; comparison between management reports and tax registers and prior months’ cancellations.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

Ampla Energia (Continued)

Local issues

At local level, the subsidiary has been challenging, with the Niterói, Rio Bonito and Rio das Ostras Cities, issues related to the Soil Use Charge, and, with the City of Niterói, issues related to the occupation charge, totaling R$35,485 at December 31, 2015. As regards the ISS, there is a tax notice issued by the City of Cabo Frio and tax enforcement filed by the City of Niterói, amounting to R$10,830 and R$1,887, respectively, at December 31, 2015 (R$10,296 and R$1,739 in 2014, respectively).

In addition to these proceedings, as of December 31, 2015, the subsidiary is party to other proceedings involving lower amounts, in connection with IRPJ, PIS, COFINS, ICMS, IPTU and ISS, in the restated amount of R$10,144 (R$6,955 in 2014).

CDSA

CSLL – offsetting of tax loss balance

The Brazilian IRS served the subsidiary a tax notice for the offsetting of tax base losses computed in base years 1998 to 1999, The subsidiary filed a declaratory judgment action, claiming for full deposit of the debt amount, to discuss the matter in court. The appeal of this matter is pending judgment, The restated proceeding amount in December 2015 is R$17,931 (R$17,182 in 2014).

In addition to these proceedings, the subsidiary is party to other tax proceedings involving lower amounts, totaling R$764 at December 31, 2015 (R$747 in 2014).

CGTF

PIS and COFINS

The subsidiary was served a notice by the Brazilian IRS for differences between PIS and COFINS amounts reported and those recorded in November 2003 and from February to November 2004. The subsidiary is awaiting a decision on its appeal by CARF. The tax notice restated amount is R$75,491 in December 2015 (R$71,205 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

CIEN

PIS/COFINS

The National Finance Department filed two tax enforcement actions to collect PIS and COFINS debts, in the restated amount of R$7,697 at December 31, 2015 (R$5,108 in 2014). The subsidiary is awaiting judgment of the appeals filed.

IRPJ/CSLL

Brazilian IRS issued a tax notice on December 29, 2008, to collect IRPJ and CSLL debts arising from underpayment in 2003. The subsidiary partially paid the tax notice, and challenged the portion related to the collection of a single fine in December 2003. The challenged amount is R$10,130 (restated) at December 31, 2015 (R$7,209 in 2014).

c)	Contingent asset

Ampla Energia

In connection with the Motion to set aside the judgment filed by the Public Treasury, an unappealable decision by way of Writ of Mandamus whereby subsidiary Ampla COFINS contribution tax immunity until year 2001 had been recognized was confirmed in March 2010, Subsidiary Ampla currently seeks refund of amounts paid in a specific suit. The likelihood of loss is remote since the sole subject matter of this proceeding is claiming refund of amounts unduly paid (recognized as such by operation of the COFINS immunity confirmed), and there is nothing further to object to subsidiary Ampla Energia’s right to said refund, The updated amount of this process at December 31, 2015 is R$166,758 (R$161,686 in 2014)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

Escrow deposits

The group has some deposits related to certain of the lawsuits, which are presented below

	12/31/2015	12/31/2014

Labor	197,135	169,315
Civil	68,312	54,511
Tax	28,934	37,894

Total	294,381	261,720

24.	Equity

a)	Capital

At December 31, 2015, fully subscribed and paid-in capital is represented by 178,692,925 voting common shares with no par value (178,692,925 in 2014)

At December 31, 2015 and December 31, 2014, the Company’s equity holding breaks down as follows:

	12/31/2015		12/31/2014		12/31/2013
	Number of common shares	% equity interest	Number of common shares	% equity interest	Number of common shares	% equity interest

Empresa Nacional de Electricidad S.A.	60,299,607	33.75	60,299,607	33.75	60,299,607	33.75
Cono Sur Participaciones S.A.	-	-	-	-	-	-
Enersis S.A.	87,200,363	48.80	87,200,363	48.80	87,200,363	48.80
Chilectra S.A.	9,275,291	5.19	9,275,291	5.19	9,275,291	5.19
Chilectra Inversud S.A.	10,342,306	5.79	10,342,306	5.79	10,342,306	5.79
Edegel S.A.	6,957,053	3.89	6,957,053	3.89	6,957,053	3.89

Grupo Enel	174,074,620	97.42	174,074,620	97.42	174,074,620	97.42

Treasury shares	4,618,298	2.58	4,618,298	2.58	4,618,298	2.58
Board of directors’ members	7	-	7	-	7	-

Other	4,618,305	2.58	4,618,305	2.58	4,618,305	2.58

Total	178,692,925	100.00	178,692,925	100.00	178,692,925	100.00

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

24.	Equity (Continued)

b)	Legal reserve

The Company’s Articles of Incorporation sets forth that 5% of the annual net income will be used to set up legal reserve, which shall not exceed 20% of the Company’s capital.

From 2012 on, the Company no longer recognizes a legal reserve, in compliance with the provisions of Article 193, paragraph 1, of Law No, 6,404/76, since the sum-up of its capital reserve and legal reserve exceeded 30% of capital.

c)	Statutory reserve for working capital

As provided for by the Company’s Articles of Incorporation, the remaining income for the year, after dividend distribution, will be allocated to a statutory reserve for working capital, except for an adverse resolution at the General Shareholders’ Meeting, as proposed by the Board of Directors. The total of the statutory reserve for working capital amount should not exceed the amount of the subscribed capital.

As presented in the note below, at December 31, 2015, the Group destined the amount of R$341,059 (R$506.680 in 2014) to the constitution of a statutory reserve for working capital.

d)	Dividends

In accordance with the Company’s Articles of Incorporation, the mandatory minimum dividend is 25% on adjusted net income, as set forth by Article 202 of Law no 6,404/76.

12/31/2015

Net income for the year	455,805
(+) Depreciation of PP&E (deemed cost)	24,866
(+) Unclaimed dividends	242

Adjusted profit	480,913
(-) Mandatory minimum dividends (25%)	120,228

360,685
Remeasurement loss on subsidiaries’ pension plans	(19,626)

Income reserve - statutory reserve for working capital	341,059

By resolution of the Annual General Meeting held on April 30, 2015, the dividend balance of R$175,759, related to the net income for the year ended December 31, 2014 would be paid until December 31, 2015. At December 30, 2015 shareholders issued individual letter of consent authorizing the Company to postpone dividend payment until December 2017 in order to enhance its liquidity.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

24.	Equity (Continued)

e)	Capital reserve

In 2005, shareholders increased the Company’s capital through investments in its current subsidiaries. This capital increase was divided into paid-up capital and capital reserve - Goodwill at the amount exceeding the value attributed to capital.

f)	Other comprehensive income

f.1)	Other comprehensive income - actuarial gains and losses

Pursuant to the standard IAS 19 - Employee Benefits (“IAS 19”), remeasurement gains and losses generated by adjustments and changes in actuarial assumptions of pension and retirement benefit plans and actuarial commitments referring to the health plan must be recognized under other comprehensive income, For the year ended December 31, 2015, the Company recognized the net balance of remeasurement losses, under other comprehensive income, in the amount of R$41,908 (R$42,073 in 2014).

f.2)	Other comprehensive income - cumulative translation adjustment

Pursuant to IAS 21, which determines that the effects of exchange variation on foreign investments be recognized under other comprehensive income, for the year ended December 31, 2015, the Company recognized the gain amount of R$42,302 (gain of R$2,089 in 2014, from the translation of financial statements of foreign subsidiaries, Compañia de Transmisión Del Mercosul S.A. - CTM and Transportadora de Energia S.A. – TESA).

f.3)	Other comprehensive income - gains and losses from cash flow hedge

Pursuant to IAS 39, which determines that the effective portion of gains or losses from derivative financial instruments classified as cash flow hedge be directly recognized in equity under other comprehensive income, for the year ended December 31, 2015 the Company recognized the net amount of R$7,441 (R$1,953 in 2014) in other comprehensive income.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

24.	Equity (Continued)

g)	Excess of income reserves

In December 31, 2015, the accumulated balance of income reserves is greater than the amount of capital. The General Shareholders’ Meeting to be held in April 2016, will decide on the application of these excess reserves in order to meet the defined in article 199 of Corporate Law.

25.	Commitments

The Group’s main long-term-contract-related commitments are as follows:

COELCE

The commitments related to the long-term contracts related to energy purchase will occur in the amount of R$2,315,471 in 2016, R$2,462,972 in 2017, R$2,661,669 in 2018 and R$62,541,029 after 2018.

The amounts related to power purchase agreements represents the total volume agreed at the current price at the end of the 2015 fiscal year that were approved by ANEEL.

Ampla Energia

The commitments related to the long-term contracts related to energy purchase will occur in the amount of R$2,318,300 in 2016, R$2,330,151 in 2017, R$2,533,185 in 2018and R$48,980,760 after 2018.

The amounts related to power purchase agreements represents the total volume agreed at the current price at the end of the 2015 fiscal year that were approved by ANEEL.

CDSA

The subsidiary CDSA maintains energy supply agreements signed with free customers and distributors through the CCEARs (agreements of purchase and sale of energy in the regulated environment).

	2016	2017	2018	2019	2020

Gross revenue	573,448	548,335	724,133	725,097	752,220

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits

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

The retirement and pension benefit plans are actuarially evaluated in order to measure the sponsor’s commitments with benefit plans offered to its employees and former employees, The balance recorded at December 31, 2015, in the amount of R$491,635 (R$455,033 for 2014), corresponds to the total liabilities of the sponsor in relation to the plan of benefits.

The plans managed by subsidiary have the following key characteristics:

a)	Supplementary Retirement Plan - PCA (Defined Benefit)

Sponsor

The BD plan is under the capitalization regime for retirement, pension and aid benefits. The contributions are determined based on actuarial studies prepared by independent actuaries, and in accordance with the applicable rules in Brazil.

Active participants

At December 31, 2015 there are only two active participants employed by the Company.

Assisted participants

This contribution is set on an annual basis, based on the funding plan, which currently corresponds to the same cumulative percentages effective to the active participants.

At December 31, 2001, the subsidiary Ampla Energia recorded actuarial deficit amounting to R$118,221, presented in the Supplementary Retirement Plan (PCA), in accordance with CVM Rule No, 371 of December 13, 2000. This deficit was supported by the contract executed on January 1, 2002 with BRASILETROS, setting forth that the deficit would be amortized within 20 years with a grace period of 2 and a half years at a 6% interest rate per annum, plus INPC variations.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

   Ampla Energia (Continued)

b)	Variable Contribution Retirement Plan - PACV (Defined Contribution)

Sponsor

It contributes with 5.85% of the active participants’ payroll, of which 4.43% is destined to cover benefits and 1.42% to administrative expenses.

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

The plan may be divided into 3 different groups, which share the same policy:

●

Assets - the plan is granted to employees and dependents. The cost collected from employees is determined by Ampla Energia according to the table broken down into three age ranges, collected by family group or family members. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law no 9,656.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Ampla Energia (Continued)

c)	Retiree’s health care plan (PAMA) (Continued)

●

Retirees Law no 9,656 - the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No, 9,656. The cost is directly collected by Unimed, the plan’s manager, and contributions per capita are structured by age range.

●

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

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

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

Sponsor

The BD plan is under the capitalization regime for retirement, pension and aid benefits. The contributions are determined based on actuarial studies prepared by independent actuaries, and in accordance with the applicable rules in Brazil.

Active participants

At December 31, 2015 there is approximately 270 active participant employed by the Company

Assisted participants

This contribution is set on an annual basis, based on the funding plan, which currently corresponds to the same cumulative percentages effective to the active participants.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

COELCE (Continued)

b)	Defined Benefit Plan (BD) (Continued)

Plan benefits include:

●	Supplement to disability retirement;
●	Supplement to retirement for contribution time;
●	Supplement to retirement by age;
●	Supplement to special retirement;
●	Supplement to reclusion support;
●	Supplement to pension for death; and
●	Supplement to annual bonus.

The mathematical calculation referring to supplementary retirement and pension benefits of BD plan adopts the projected unit credit method.

c)	Health Care Plan

The health care plan, managed by Unimed Fortaleza, is ruled by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The costing is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

The plan may be divided into 3 different groups which share the same policy:

●

Active employees - the plan is granted to employees and dependents. The cost collected by the plan’s manager is partially covered by COELCE, subject to the contribution proportion determined based on the related salary range. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law no 9,656.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Subsidiary COELCE (Continued)

c)	Health Care Plan (Continued)

●

Retirees Law no 9,656 - the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No, 9,656. The cost is directly collected by Unimed, the plan’s manager, according to the plan rules.

●	Special retirees - a closed group of retirees and dependents, partially borne by COELCE (60%), as a result of negotiations ratified by way of a collective agreement.

d)	Benefit of payment of FGTS fine upon retirement

Pursuant to the collective agreement in force, for retirement cases in any categories, in the event of termination of the employee agreement, the employee will be entitled to receive the fine equal to 40% of the FGTS balance for termination purposes, as set forth in the Act of Temporary Constitutional Provisions (ADCT).

Currently, BD and CD plans of subsidiary COELCE have a total actuarial surplus of R$123,077 at December 31, 2015 (R$147,258 in 2014). Actuarial surplus is not accounted for since, in accordance with the rules of the Brazil’s National Supplementary Pension Board (CNPC) – CGPC Resolution No, 26/2008, as amended by CNPC Resolution no 09/2012, any economic benefits for the sponsor may only be required if the contingency reserve is recognized at its maximum percentage, which is 25% of mathematical reserves, in order to ensure financial balance of the plan due to volatility of these obligations. Surplus may only be used by the sponsor as from such limit to cover future contributions or to be reimbursed thereto. For subsidiary COELCE, this was below 5% at December 31, 2015. For health care plans and FGTS for 2014, liabilities totaled R$87,436 (R$91,082 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Reconciliation of opening and ending balances of present value of actuarial obligations

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Present value of actuarial obligations at the beginning of the year	1,021,198	933,485	904,974	817,861	1,926,172	1,751,346
Cost of current services	1,837	1,231	3,038	(424)	4,875	807
Cost of interest	121,575	109,714	108,390	97,120	229,965	206,834
Participants’ contribution	22	29	2,287	2,089	2,309	2,118
Benefits paid	(97,301)	(88,353)	(70,087)	(60,038)	(167,388)	(148,391)
Actuarial gain/(loss)	(18,327)	65,092	(54,902)	48,366	(73,229)	113,458

Total present value of actuarial obligation	1,029,004	1,021,198	893,700	904,974	1,922,704	1,926,172

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Present value of actuarial obligations at the beginning of the year	1,169,274	964,017	2,133,291
Cost of current services	1,515	7,848	9,363
Cost of interest	110,392	91,449	201,841
Participants’ contribution	27	-	27
Benefits paid	(80,561)	(63,320)	(143,881)
Actuarial gain/(loss)	(267,162)	(182,132)	(449,294)

Total present value of actuarial obligation	933,485	817,862	1,751,347

Reconciliation of opening and ending balances of the fair value of plan assets

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Fair value of plan assets at the beginning of the year	646,407	540,146	961,150	910,871	1,607,557	1,451,017
Interest income on assets	78,655	63,192	117,105	110,589	195,760	173,781
Participants’ contribution	22	29	2,287	2,089	2,309	2,118
Sponsors’ contribution	61,967	48,820	16,091	25,395	78,058	74,215
Benefits paid in the year	(97,301)	(88,352)	(70,087)	(60,038)	(167,388)	(148,390)
Actuarial return	(33,093)	82,572	(97,205)	(27,756)	(130,298)	54,816

Fair value of plan assets at the end of the year	656,657	646,407	929,341	961,150	1,585,998	1,607,557

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Fair value of plan assets at the beginning of the year	688,378	1,006,903	1,695,281
Interest income on assets	65,192	96,993	162,184
Participants’ contribution	28	4,956	4,983
Sponsors’ contribution	40,962	21,715	62,677
Benefits paid in the year	(80,561)	(63,320)	(143,881)
Actuarial return	(173,853)	(156,376)	(330,229)

Fair value of plan assets at the end of the year	540,146	910,871	1,451,016

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Reconciliation of present value of actuarial obligations and plan assets value, with assets and liabilities recorded in the balance sheet

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Present value of actuarial obligations	(1,029,004)	(1,021,198)	(893,700)	(904,974)	(1,922,704)	(1,926,172)
Fair value of assets	656,657	646,407	929,341	961,150	1,585,998	1,607,557

Present value of obligations exceeding Fair value of assets	(372,347)	(374,791)	35,641	56,176	(336,706)	(318,615)
Effect of limit for asset recognition	-	-	(123,077)	(147,258)	(123,077)	(147,258)

Net actuarial assets/(liabilities) (*)	(372,347)	(374,791)	(87,436)	(91,082)	(459,783)	(465,873)
Debt raised	(119,288)	(70,242)	-	-	(119,288)	(70,242)

Net actuarial assets/(liabilities) calculated	(491,635)	(445,033)	(87,436)	(91,082)	(579,071)	(536,115)

Current	-	-	(2,040)	(770)	(2.040)	(770)
Non-current	(491.635)	(445,033)	(85,396)	90,312	(577.031)	535,345

(*) The amount for the Ampla Energia comprises the balance of the agreed debt

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Present value of actuarial obligations	(933,485)	(817,862)	(1,751,347)
Fair value of assets	540,146	910,871	1,451,017

Present value of obligations exceeding Fair value of assets	(393,339)	93,009	(300,330)

Effect of limit for asset recognition		(177,515)	(177,515)
Net actuarial assets/(liabilities) (*)	(393,339)	(84,506)	(477,845)
Debt raised		(12,824)	(12,824)

Net actuarial assets/(liabilities) calculated	(393,339)	(97,330)	(490,669)

Expenses recorded in income statements

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Current service cost	1,859	1,260	5,325	1,665	7,184	2,925
Participants’ contribution	(22)	(29)	(2,287)	(2,089)	(2,309)	(2,118)

Service cost	1,837	1,231	3,038	(424)	4,875	807

Net interest on the net defined benefit liability/(asset)	42,920	46,522	9,722	8,587	52,642	55,109

Total expenses/ (revenues)	44,757	47,753	12,760	8,163	57,517	55,916

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Expenses recorded in income statements (Continued)

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Current service cost	1,542	7,848	9,390
Participants’ contribution	(27)	(4,956)	(4,983)

Service cost	1,515	2,892	4,407

Net interest on the net defined benefit liability/(asset)	48,817	11,965	60,782

Total expenses/ (revenues)	50,332	14,857	65,189

Amount that each main category of plan assets represents in relation to the total fair value of plan assets
	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Debt securities	416,343	400,662	757,386	779,064	1,173,729	1,179,726
Equity securities	131,822	134,592	64,446	70,244	196,268	204,836
Real estate	94,991	92,341	91,333	90,071	186,324	182,412
Others	13,500	18,811	16,176	21,771	29,676	40,582

Fair value of plan assets	656,656	646,406	929,341	961,150	1,585,998	1,607,556

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Debt securities	356,306	690,238	1,046,544
Equity securities	119,613	118,159	237,772
Real estate	47,025	63,586	110,611
Others	17,202	38,888	56,090

Fair value of plan assets	540,146	910,871	1,451,017

Total amounts recorded in other comprehensive income
	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Actuarial (gain) loss on obligation	(18,327)	65,092	(54,902)	48,366	(73,229)	113,458
Actuarial (gain) loss on plan assets	33,093	(82,572)	97,205	27,756	130,298	(54,816)
Change in recognized restrictions of assets	-	-	(42,617)	(52,313)	(42,617)	(52,313)
Change in adjustment for debt recognition	49,045	70,242	-	(12,824)	49,045	57,418
Effect of adoption - IAS 19 (R1)	-	-	-	-	-	-

Total other comprehensive loss (income) in the year	63,811	52,762	(314)	10,985	63,497	63,747

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Total amounts recorded in other comprehensive income (Continued)

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Actuarial gain/ (loss) on obligations	(267,162)	(182,132)	(449,294)
Actuarial gain/(loss) on plan assets	173,853	156,376	330,229
Change in recognized restrictions of assets	-	59,222	59,222
Change in adjustment for debt recognition	-	(5,323)	(5,323)
Effect of adoption - IAS 19 (R1)	(3,617)	(6,951)	(10,568)

Total other comprehensive loss (income) in the year	(96,926)	21,192	(75,734)

Actual return on plan assets
	Ampla Energia		COELCE		Consolidated

	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Interest income on plan assets	78,655	63,192	117,105	110,589	195,760	173,781
Actuarial gain (loss) on plan assets	(33,093)	82,572	(97,205)	(27,756)	(130,298)	54,816

Actual return on plan assets	45,562	145,764	19,900	82,833	65,462	228,597

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Interest income on plan assets	65,192	96,993	162,185
Actuarial gain (loss) on plan assets	(173,853)	(156,376)	(330,229)

Actual return on plan assets	(108,661)	(59,383)	(168,044)

Reconciliation of opening and closing balances of defined benefit asset ceiling effect
	Ampla Energia		COELCE		Consolidated

	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Unrecognized asset at the beginning of the year	70,242	-	147,258	190,339	217,500	190,339
Interest on unrecognized asset recognized in P&L	-	-	18,436	22,056	18,436	22,056
Other changes in unrecognized asset due to the asset ceiling	49,046	70,242	(42,617)	(65,137)	6,429	5,105

Unrecognized asset at end of year	119,288	70,242	123,077	147,258	242,365	217,500

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Unrecognized asset at the beginning of the year	-	125,882	107,735
Interest on unrecognized asset recognized in P&L	-	10,558	10,558
Other changes in unrecognized asset due to the asset ceiling	-	53,899	59,222

Unrecognized asset at end of year	-	190,339	177,515

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.   Post-employment benefits (Continued)

The Group recognized expenses with the defined contributions plan in the amount of R$4,597 for the year ended December 31, 2015 (R$7,442 in 2014).

Main assumptions adopted

The main assumptions adopted by the independent actuary for calculation were as follows, considering nominal amounts:

	Ampla Energia				COELCE
Main actuarial assumptions	PCA	PACV	PAMA	FGTS	BD	CD	Health Plan	FGTS

Discount rate	14,18%	14,18%	14,18%	14,21%	14,18%	14,21%	14,16%	14,02%
Expected assets return rate	14.18%	14.18%	N/A	N/A	14.18%	14.21%	N/A	N/A

Salary growth rate	9.69%	9.69%	N/A	9.69%	9.69%	9.69%	N/A	9.69%
Expected inflation rate	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Adjustment of benefits granted	6.50%	6.50%	N/A	N/A	6.50%	6.50%	N/A	N/A
Overall mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Entry disability table	Light-Average	Light-Average	Light-Average	Light-Average	Light-Average	Light-Average	Light-Average	Light-Average
Disability mortality table	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	N/A

For actuarial assessment for 2015, a medical cost growth assumption (medical inflation) of 9.69% p.a. (3% p.a. in actual terms) was adopted.

For projected costs, a cost growth assumption was adopted due to aging factor of 3.00% p.a. (3.00% p.a. in 2014). An actual growth assumption was adopted for health care plan contributions of 1.50% p.a. in 2015 (1.50% p.a. in 2014). An assumption that all members will remain in the health care plan in retirement was adopted.

For balances accumulated in FGTS, a zero profitability assumption was adopted.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

27.	Income tax and social contribution

The reconciliation of provision for income and social contribution taxes, calculated at the statutory tax rate, with the amounts in the income statements, is as follows:

Description	12/31/2015	12/31/2014	12/31/2013

Income before income taxes	973.864	1.155.351	1.666.211
Nominal rate of taxes	34%	34%	34%

	(331.114)	(392.819)	(566.512)
Effects of (additions) exclusions on taxes calculation
Permanents – no deductible expenses and fines	(118.368)	26.141	52.997
Differences in foreign subsidiaries	(6.960)	(4.426)	5.405
Tax incentives	74.679	84.904	100.091
Others	(4.923)	3.491	(4.551)

Income and social contribution taxes on profit and loss	(386.686)	(282.709)	(412.570)

Current income and social contribution taxes	(359.136)	374.193	445.426
Deferred income and social contribution taxes	(27.550)	(91.484)	(32.856)

Total	(386.686)	282.709	412.570

Below is presented the detail of deferred taxes:
	Balance sheets		Income statement and other comprehensive income

	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Income tax and social contribution calculated on temporary differences	383,298	334,800	48,498	(55,109)

Allowance for doubtful accounts	183,015	162,941	20,074	(1,048)
Provision for tax, civil, labor and regulatory risks	251,658	229,985	21,673	26,284
Provision for inventory obsolescence	1,369	1,288	81	(1,900)
Derecognition of regulatory asset	-	-	-	(46,620)
Provision for gains and losses - hedge	-	-	-	(4,228)
Unrealized exchange variation	(60,153)	(38,443)	(21,710)	(17,340)
Deemed cost	(60,662)	(73,077)	12,415	-
Others	68,071	52,106	15,965	(14,485)

Deferred Income tax and social contribution calculated on CPCs adjustments- P&L	(170,969)	(96,674)	(74,295)	146,593

Indemnifiable assets (concession)	(224,311)	(153,413)	(70,898)	102,564
Derecognition of exchange variation over PP&E	51,384	54,859	(3,475)	(3,478)
Derecognition of regulatory liability	-	-	-	46,981
Special (CME) and supplementary (CMC) monetary restatement	(1,754)	(1,832)	78	526
Deferred losses	3,712	3,712	-	-

Subtotal - impact on profit & loss	212,329	238,126	(25,797)	91,484

Deferred Income tax and social contribution calculated on CPCs adjustments - Other comprehensive income	212,475	187,054	25,421	22,680

Pension plan	214,153	192,564	21,589	21,674
Swap	(3,241)	(5,510)	2,269	1,006
NDF	1,563	-	1,563	-

Total	424,804	425,180	(376)	114,164

Deferred taxes (Asset)	485,466	498,257
Deferred taxes (Liability)	(60,662)	(73,077)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

28.	Net revenue

Electricity supply breakdown by class of consumers is as follows:

	12/31/2015	12/31/2014	12/31/2013

Billed supply	10,943,440	8,260,953	7,411,584
Unbilled supply	141,274	33,186	(36,572)

Consumers, concessionaires and authorized parties	11,084,714	8,294,139	7,375,012

Electricity supply	724,722	988,803	695,619
Low-income	235,797	273,912	252,997
Revenue from use of electricity grid - free consumers - resale	100,909	76,343	82,040
CDE Subventions - Tariff discount	357,572	294,374	217,730
Availability of the electricity network	246,762	164,663	182,657
RAP	315,492	311,925	270,485
Availability of the transmission network to related parties	16,140	12,768	15,794
Revenue from construction	1,174,337	763,142	698,047
Revenue from Portion A and other financial items	1,443,325	722,198	-
Other revenue	245,566	235,523	208,597

Gross operating revenue	15,945,336	12,137,790	9,998,978

(-) Revenue deductions
State VAT (ICMS)	(2,931,942)	(2,049,512)	(1,827,592)

Contribution Tax on Gross Revenue for Social Integration Program (PIS)	(260,924)	(84,413)	(84,168)
Contribution Tax on Gross Revenue for Social Security Financing (COFINS)	(1,201,837)	(388,909)	(327,781)
Service tax (ISS)	(4,415)	(3,713)	(3,996)
CCC/CDE Subventions	(1,194,873)	(50,554)	(39,480)
P&D and energy effectiveness	(85,480)	(84,314)	(74,381)
Other taxes and contributions on revenue	(43,066)	(55,524)	(32,046)

Total revenue deductions	(5,722,537)	(2,716,939)	(2,389,444)

Total	10,222,799	9,420,851	7,609,534

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

29.	Operating costs and expenses

Operating expenses breakdown according to their nature is as follows:

	12/31/2015					12/31/2014	12/31/2013
	Cost of services	Selling expenses	General and administrative expenses	Others	Total	Total	Total

Personnel (including private pension plan)	(260,381)	(4,707)	(190,596)	-	(455,684)	(394,415)	(379,538)
Administrators	(841)	(619)	(3,607)	-	(5,067)	(8,056)	-
Material	(61,538)	-	(1,766)	-	(63,304)	(34,633)	(31,354)
Raw material and inputs for electricity production	(320,904)	-	-	-	(320,904)	(248,512)	(233,648)
Third-party services	(568,588)	(9,381)	(139,723)	-	(717,692)	(595,158)	(545,763)
Electricity purchased for resale	(4,719,542)	-	-	-	(4,719,542)	(4,357,390)	(2,837,970)
Transmission system charges	(484,016)	-	-	-	(484,016)	(376,392)	(321,758)
System service charges	(134,307)	-	-	-	(134,307)	582	(25,858)
Asset retirement costs	(34,552)	-	-	-	(34,552)	(41,008)	(94,087)
Depreciation and amortization	(490,459)	-	(25,108)	-	(515,567)	(544,974)	(517,941)
Allowance for doubtful accounts	-	(157,618)	(454)	-	(158,072)	(60,262)	(98,419)
Construction cost	(1,174,337)	-	-	-	(1,174,337)	(763,142)	(698,047)
Provision for contingencies	-	-	(67,296)	-	(67,296)	(63,557)	(75,517)
Amortization and reversal of goodwill on merger	-	-	-	(23,269)	(23,269)	(22,622)	(24,720)
DIC/FIC indemnification	(51,988)	-	-	-	(51,988)	(46,206)	(33,875)
Other operating costs/expenses	(42,526)	(46)	(111,497)	(5,567)	(159,636)	(115,017)	(102,950)

	(8,343,979)	(172,371)	(540,047)	(28,836)	(9,085,233)	(7,670,762)	(6,021,445)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

30.	Financial income (expenses)

Description	12/31/2015	12/31/2014	12/31/2013

Financial income
Income from short-term investments	97,510	163,339	151,565
Penalties and arrears surcharges	139,577	96,207	89,915
Financial income - indemnifiable assets	212,922	-	205,165
Credit updated for PIS and COFINS	-	269	100,671
Employer’s contribution to INSS	-	12,681	-
Judicial deposits restatement	15,744	-	-
Financial asset from portion A and other financial items	108,134	-	-
Other financial income	57,949	63,754	64,277

Total financial income	631,836	336,250	611,593

Financial expenses
Monetary restatement	(9,868)	(781)	(16,043)
Debt charges	(152,746)	(116,139)	(79,656)
Restatement of taxes and penalties	(6,408)	(6,032)	(8,216)
Monetary restatement on provisions for tax, civil and labor risks	(146,328)	(101,242)	(65,065)
Pension plan charges	(52,642)	(55,109)	(50,214)
Interest expenses on debentures	(152,499)	(117,542)	(107,148)
Monetary restatement of debentures	(97,929)	(57,801)	(59,380)
Energy Effectiveness Correction and P&D Program	(1,022)	(1,747)	(1,609)
IOF and IOC	(16,610)	(14,734)	(6,076)
Fines	(34,982)	(36,024)	(42,859)
Indemnification assets expense	-	(306,060)	-
Other financial expenses	(78,493)	(99,127)	(79,445)

Total financial expenses	(749,527)	(912,338)	(515,711)

Exchange gains	90,802	110,797	105,620
Exchange losses	(136,813)	(129,447)	(123,380)

Exchange gains (losses), net	(46,011)	(18,650)	(17,760)

Financial income (expenses), net	163,702	(594,738)	78,122

31.	Profit sharing

The Company and its subsidiaries implemented a profit sharing program based on operating and financial goals previously defined, given that these goals come from the Group’s strategic planning up to each professional’s respective area, in addition to a behavioral assessment of each employee. In 2015, profit sharing amounted to R$3,918 (R$4,299 in 2014). The Group’s profit sharing amount summed up to the profit sharing amount of its subsidiaries totaled R$33,367 in 2015 (R$39,897 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

32.	Insurance coverage

The Company’s subsidiaries main assets in service are covered by an operating risk policy of Enel Group, with amount in risk for material damages totaling R$8,063,159, for loss of profit of R$11,314,165 and a general indemnification limit, per loss, of R$192,195 for distribution companies, and R$2,964,377 for other companies. The Group also takes out civil liability insurance included in Enel Corporate insurance program amounting to R$768,700 per loss or annual aggregate. Both programs are valid for the period from November 1st, 2014 to October 31, 2015.

At December 31, 2015, Enel Brasil’s subsidiaries had the following insurance coverage:

Operational risk

Subsidiaries	Effective date	Insured amount	Maximum guarantee per loss

Ampla Energia	11/01/2015 to 10/31/2016	1,505,861	192,195
CDSA	11/01/2015 to 10/31/2016	3,005,103	2,964,377
CIEN	11/01/2015 to 10/31/2016	1,542,452	2,964,377
CGTF	11/01/2015 to 10/31/2016	1,027,835	2,964,377
COELCE	11/01/2015 to 10/31/2016	968,230	192,195
Enel Brasil	11/01/2015 to 10/31/2016	5,186	2,964,377
Prátil	11/01/2015 to 10/31/2016	8,492	2,964,377

Civil liability

Subsidiaries	Effective date	Maximum guarantee per loss

Ampla Energia	11/01/2015 to 10/31/2016	768,780
CDSA	11/01/2015 to 10/31/2016	768,780
CIEN	11/01/2015 to 10/31/2016	768,780
CGTF	11/01/2015 to 10/31/2016	768,780
COELCE	11/01/2015 to 10/31/2016	768,780
Enel Brasil	11/01/2015 to 10/31/2016	768,780
Prátil	11/01/2015 to 10/31/2016	768,780