Form 20-F
period 2016-12-31
ENEL GENERACION CHILE S.A.
filed 2017-04-27
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

Commission file number: 1-13240

ENEL GENERACIÓN CHILE S.A.

(Exact name of Registrant as specified in its charter)

ENEL GENERACIÓN CHILE S.A.

(Translation of Registrant’s name into English)

CHILE

(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile

(Address of principal executive offices)

Nicolás Billikopf, phone: (56-2) 2353-4628, nicolas.billikopf@enel.com, Santa Rosa 76, Piso 15, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Representing Common Stock Common Stock, no par value *	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

US$ 205,881,000	7.875%	Notes due February 1, 2027
US$ 70,780,000	7.325%	Notes due February 1, 2037
US$ 40,416,000	8.125%	Notes due February 1, 2097
US$ 400,000,000	4.250%	Notes due April 15, 2024

(Title of Class)

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

☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒                        Accelerated filer ☐                                     Non-accelerated filer ☐                Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares of Common Stock:	8,201,754,580

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Celta was a former Chilean generation subsidiary of Enel Generación Chile that operates plants in the SING and the SIC. Celta merged into GasAtacama Chile in November 2016.

Chilean Stock Exchanges	Chilean Stock Exchanges	The three principal stock exchanges located in Chile: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

Endesa Eco	Endesa Eco S.A.	Our former Chilean subsidiary and owner of Central Eólica Canela S.A. and Ojos de Agua mini hydroelectric plant. Endesa Eco merged with Celta in November 2013.

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 60% beneficial owner of Enel Chile and our ultimate parent company.

Enel Américas	Enel Américas S.A.

A related publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Peru, and is controlled by Enel. Formerly known on an interim basis as Enersis Américas S.A. and prior to that as Enersis S.A.

Enel Chile	Enel Chile S.A.

Our parent company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile in connection with its demerger from Enersis S.A., with subsidiaries engaged primarily in the generation and distribution of electricity in Chile, and is controlled by Enel. Formerly known on an interim basis as Enersis Chile. S.A. Owner of 60% of us.

Enel Distribución Chile	Enel Distribución Chile S.A.	Chilean electricity distribution company owned by Enel Chile operating in the Santiago metropolitan area. Formerly known on an interim basis as Chilectra Chile S.A. and prior to that as Chilectra S.A.

Enel Generación Chile	Enel Generación Chile S.A.

Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with electricity generation operations in Chile. Registrant of this Report. Formerly known as Empresa Nacional de Electricidad S.A. or Endesa Chile.

Enel Iberoamérica	Enel Iberoamérica, S.R.L.	A wholly-owned subsidiary of Enel and owner of 60.6% of Enel Chile.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

GasAtacama Chile	GasAtacama Chile S.A.	Our subsidiary involved in gas transportation and electricity generation in northern Chile.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company subsidiary which previously held GasAtacama Chile. GasAtacama Holding merged into Celta during 2016, which later merged into GasAtacama Chile.

Gener	AES Gener S.A.	Chilean generation company and our competitor in Chile.

GNL Quintero	GNL Quintero S.A.

Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) at which LNG is unloaded, stored and regasified. We sold our 20% stake in this company to Enagás Chile S.p.A., an unaffiliated company, in September 2016.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, solar or tidal energy.

NIS	Sistema Interconectado Nacional	Chilean national interconnected electric system.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held limited liability Chilean electricity stock corporation, owner of three power stations in the Maule River basin and our subsidiary.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendence of Electricity and Fuels, the governmental authority that supervises the Chilean electricity industry.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean Superintendence of Securities and Insurance, the governmental authority that supervises public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit equivalent to Ch$ 26,347.98 as of December 31, 2016.

UTA	Unidad Tributaria Anual

Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes. As of December 31, 2016, one UTM was equivalent to Ch$ 46,183 and one UTA to Ch$ 554,196.

INTRODUCTION

As used in this Report on Form 20-F (the “Report”), first person personal pronouns such as “we,” “us” or “our”, as well as “Enel Generación Chile” or the “Company”, refer to Enel Generación Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2016.

We are a Chilean company engaged in the electricity generation business in Chile directly and through our subsidiaries and jointly-controlled entities and are the surviving company spun off from Empresa Nacional de Electricidad S.A. (“Endesa Chile”).

As of the date of this Report, our direct controlling entity, Enel Chile S.A. (“Enel Chile”), owns 60.0% of our shares.

Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, beneficially owns 60.6% of Enel Chile and is our ultimate controlling shareholder.  Enel has an economic interest of 36.4% in our Company.

During 2016, Enersis S.A. (now known as Enel Américas S.A.) and certain of its subsidiaries including Endesa Chile carried out a reorganization process, which, among other things, involved the separation of their Chilean and non-Chilean electricity businesses in South America. The separation of the businesses was effective on March 1, 2016, resulting, in among other things, the Company spinning off its non-Chilean businesses, resulting in the Company holding the Chilean generation business. For additional information relating to the reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization.”

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2016, one UF was equivalent to Ch$ 26,347.98. The U.S. dollar equivalent of one UF was US$ 39.36 as of December 31, 2016, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2016 of Ch$ 669.47 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been carried out at the rates applicable for December 31, 2016.

The Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to maintain the Observed Exchange Rate within a desired range.

As of April 25, 2017, one UF was equivalent to Ch$ 26,543.75. The U.S. dollar equivalent of one UF was US$ 40.22 as of the same date, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 660.04 per US$ 1.00.

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

Since the conditions established under IFRS were met by December 31, 2016, in the financial statements included in this Report, all operations regarding the former Chilean businesses have been presented as discontinued operations. Therefore, the financial statements for the year ended as of December 31, 2016 include discontinued operations for two months while the financial statements for the years ended December 31, 2015 and 2014 include discontinued operations for twelve months.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2016, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.”

Technical Terms

References to “TW” are to terawatts (1012 watts or a trillion watts); references to “GW” and “GWh” are to gigawatts (109 watts or a billion watts) and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts (106 watts or a million watts) and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts (103 watts or a thousand watts) and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1,055 joules. References to “Hz” are to hertz; and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW.

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

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enel Generación Chile in its related companies. We could have direct and indirect interest is such companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we directly own a 6% equity stake in an associated company and 40% is directly held by our 60%-owned subsidiary, our economic interest in such associate would be 60% times 40% plus 6%, or 30%.

Rounding

Certain figures included in this Report have been rounded for ease of presentation.  Because of this rounding, it is possible that amounts in tables may not add up to exactly the same amounts as the sum of the entries.

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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	demographic developments, political events, economic fluctuations and interventionist measures by authorities in Chile;
•	hydrology, droughts, flooding and other weather conditions;
•	changes in the Chilean environmental regulations and the regulatory framework of the electricity industry;
•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;
•	the nature and extent of future competition in our principal markets; and
•	the factors discussed below under “Risk Factors.”

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 are derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2014 and 2013, and for the year ended December 31, 2013 are derived from our consolidated financial statements not included in this Report. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. Pursuant to transitional relief granted by the SEC, selected consolidated financial data as of and for the year ended December 31, 2012 have been omitted as such information cannot be provided on a restated basis to reflect the spin-off of Endesa Américas without unreasonable effort or expense.

Amounts are expressed in millions, except for ratios, operating data and data for shares and American Depositary Shares (“ADS”). For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2016, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 669.47 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. For more information concerning historical exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” below.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	As of and for the year ended December 31,
	2016(1)	2016	2015	2014	2013
	(US$ millions)	(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	2,479	1,659,727	1,543,810	1,230,975	970,037
Operating costs(2)	(1,835)	(1,228,341)	(1,141,991)	(978,713)	(700,715)
Operating income from continuing operations	644	431,386	401,819	252,262	269,322
Financial results(3)	(53.3)	(35,679)	(114,252)	(77,345)	(73,995)
Other gains	181	121,491	4,015	42,652	2,514
Share of profit (loss) of associates and joint ventures accounted for using the equity method	12	7,878	8,905	(54,353)	24,309

Income from continuing operations before income taxes	784	525,077	300,487	163,216	222,150
Income tax expense, from continuing operations	(124)	(83,217)	(76,656)	(94,058)	(36,995)
Net income from continuing operations	660	441,860	223,831	69,158	185,155
Profit after tax from discontinued operations	119	79,572	411,190	489,919	378,351
Net income for the year	779	521,432	635,021	559,077	563,506

Net income attributable to the parent Company	706	472,558	392,868	276,027	353,927
Net income attributable to non-controlling interests	73	48,874	242,153	283,050	209,579
Basic and diluted earnings per share from continuing operations (Ch$/US$ per share)	0.08	52.77	25.89	6.81	21.11
Basic and diluted earnings per share from continuing operations (Ch$/US$ per share)	2.36	1,583.10	776.70	204.30	633.30
Total Basic and diluted earnings per share (Ch$/US$ per share)	0.09	57.62	47.90	33.49	43.15
Total Basic and diluted earnings per ADS (Ch$/US$ per ADS)	2.58	1,728.50	1,437.00	1,004.70	1,294.50
Cash dividends per share (Ch$/US$ per share)	0.02	14.58	20.39	21.58	14.29
Cash dividends per ADS (Ch$/US$ per ADS)	0.65	437.4	611.7	647.4	428.7
Number of shares of common stock (millions)		8,202	8,202	8,202	8,202

Consolidated Statement of Financial Position Data
Non-current assets and disposal groups held for sale or distribution to owners	19.4	12,993	3,889,706	7,979	—
Total assets	5,078	3,399,682	7,278,770	7,237,672	6,762,125
Non-current liabilities	1,664.2	1,114,145	1,207,005	2,321,048	1,935,919
Liabilities associated with disposal groups held for sale or distribution to owners	—	—	1,851,784	5,490	—
Equity attributable to the parent company	2,541	1,700,962	2,648,190	2,700,280	2,651,968
Equity attributable to non-controlling interests	43	28,798	895,700	823,606	935,846
Total equity	2,584	1,729,760	3,543,890	3,523,886	3,587,814
Capital stock(4)	953	638,289	1,537,723	1,537,723	1,537,723
Other Consolidated Financial Data
Capital expenditures (CAPEX)(5)	291	194,880	537,805	421,314	292,017
Depreciation, amortization and impairment losses(6)	244	163,386	115,042	113,766	92,577

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 669.47 per U.S. dollar, as of December 31, 2016.
(2)

Operating costs represent raw materials and supplies used, other work performed by the entity and capitalized, employee benefits expenses, depreciation and amortization expenses, impairment loss recognized in the period’s profit or loss and other expenses.

(3)	Financial results represent (+) financial income, (-) financial expenses, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.
(4)	Capital stock represents issued capital plus share premium.
(5)	CAPEX figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.
(6)	For further detail please refer to Notes 9C and 28 of the Notes to our consolidated financial statements

	As of and for the year ended December 31,
	2016	2015	2014	2013	2012
OPERATING DATA
Installed capacity (MW)(1)	6,351	6,351	6,351	5,571	5,571
Generation (GWh)(1)	17,564	18,294	18,063	19,438	19,194

(1)	The 2014 and 2015 data includes the capacity and generation of GasAtacama Chile, as a result of its consolidation. Prior to 2014, our unconsolidated interest in GasAtacama Chile was excluded.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2016, the U.S. dollar Observed Exchange Rate was Ch$ 669.47 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-end
Year ended December 31,
2016	645.22	730.31	676.67	669.47
2015	597.10	715.66	654.66	710.16
2014	527.53	621.41	570.34	606.75
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
Month ended
March 2017	650.98	669.52	n.a.	663.97
February 2017	638.35	648.88	n.a.	648.88
January 2017	646.19	673.36	n.a.	646.19
December 2016	649.40	677.11	n.a.	669.47
November 2016	650.72	679.24	n.a.	673.54
October 2016	651.18	670.88	n.a.	651.18

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of April 25, 2017, the U.S. dollar Observed Exchange Rate was Ch$ 660.04 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2016, one determines the percent change between the reciprocal of Ch$ 710.16, the value of one U.S. dollar as of December 31, 2015, or 0.001408, and the reciprocal of Ch$ 669.47, the value of one U.S. dollar as of December 31, 2016, or 0.001494. In this example, the percentage change between the two periods is 6.1%, which represents the 2016 year-end appreciation of the Chilean peso against the 2015 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2012 through December 31, 2016, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2016	669.5	6.1
2015	710.2	(14.6)
2014	606.8	(13.5)
2013	524.6	(8.5)
2012	480.0	8.2

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.
B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

The Chilean government has exercised in the past, and continues to exercise, a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. For example, in 2014 and 2016, the Chilean government approved Law 20,780, a tax reform law, and Law 20,940, a labor reform law, both of which may have a negative effect upon non-Chilean holders of shares or ADSs. For further details regarding Chilean tax considerations, please refer to “Item 10. Additional Information — E. Taxation.” Other governmental actions could involve wage, price and tariff rate controls, increase strikes and give workers greater collective bargaining power and other interventionist measures, such as expropriation or nationalization.

Future adverse developments in Chile or changes in policies regarding tariffs, water rights, exchange controls, regulations and taxation may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition. Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances, could also reduce our profitability. In addition, Chilean financial and securities markets are influenced by economic and market conditions in other countries and may be affected by events in other countries, which could adversely affect the value of our securities.

Because our businesses depend heavily on hydrology, droughts, flooding and other weather conditions may adversely affect our operations and profitability.

Approximately 55% of our consolidated installed generation capacity in 2016 was hydroelectric. Accordingly, extremely dry hydrological conditions could adversely affect our business, results of operations and financial condition. Our results have been adversely affected when hydrological conditions in Chile have been below their historical average.

In addition, the below-average hydrological conditions not only reduce our ability to operate our hydroelectric plants at full capacity, but also may result in increased water transportation costs for the operation of the San Isidro thermal power plant for cooling purposes. While Enel Generación Chile has entered into certain agreements with the Chilean government and local irrigators regarding the use of water for hydroelectric generation purposes, especially during periods of low water levels, if drought conditions persist or become worse, we may face increased pressure by the Chilean government or other third parties to further restrict our water use.

Thermal plant operating costs can be considerably higher than those of hydroelectric plants. Our operating expenses increase during these drought periods when thermal plants are used more frequently. In addition, depending on our commercial obligations, we may need to buy electricity at spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts. For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects— A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company —a. Hydrological Conditions.”

Droughts also affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, in the following manner:

•

Our thermal plants require water for cooling and droughts not only reduce the availability of water, but also increase the concentration of chemicals, such as sulfates in the water. The high concentration of chemicals in the water that we use for cooling increases the risk of damaging the equipment at our thermal plants as well as the risk of violating environmental regulations. As a result, we have had to purchase water from agricultural areas that are also experiencing water shortages. These water purchases may increase our operating costs and also require us to further negotiate with the local communities.

•

Thermal power plants that burn natural gas generate emissions such as sulfur dioxide (SO2) and nitrogen oxide (NO) gases. When operating with diesel they also release particulate matter into the atmosphere. Coal fired plants generate emissions of SO2 and NO. Therefore, greater use of thermal plants during periods of drought generally increases the risk of producing a higher level of pollutants.

The recovery from the drought that has been affecting the regions where most of our hydroelectric plants are located may last for an extended period and new drought periods may recur in the future. A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

Governmental regulations may adversely affect our business.

Our business and the tariffs that we charge to our customers are subject to extensive regulation and these regulations may adversely affect our profitability. For example, governmental authorities might impose material rationing policies during droughts or prolonged failures of power facilities, which may adversely affect our business, results of operations and financial condition.

Similarly, electricity regulations issued by governmental authorities in Chile may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities and, some of these changes could have a material adverse impact on our business, results of operations and financial condition. For instance, in 2005 there was a change in the water rights law in Chile that requires us to pay for unused water rights, increasing the annual cost to maintain unused water rights for hydroelectric projects  that are neither economically nor technically feasible. In August 2016, Enel Generación Chile waived its unused water rights and recorded a write-off of Ch$ 35.4 billion.

Regulatory authorities may impose fines on our subsidiaries due to operational failures or any breach of regulations.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures.

In Chile, such fines may be imposed for a maximum of 10,000 Annual Tax Units (“UTA” in its Spanish acronym), or Ch$ 5.5 billion using the UTA as of December 31, 2016. Our electricity generation subsidiaries are supervised by local regulatory entities and may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company such as when agents are not coordinated with the system operator. In addition, the new transmission law establishes a compensation fee to end customers when the energy supply is interrupted more than the standard allowed time. The compensation is a proportion of the energy not supplied with a minimum value between 20,000 UTA (Ch$ 11.1 billion) and the previous year's energy sales revenues in the case of generators.

In 2015, the CDEC-SING audited GasAtacama Chile’s thermal plant and reported its findings to the Superintendence of Electricity and Fuels (“SEF”).  In August 2016, the SEF fined GasAtacama Chile Ch$ 5.5 billion for allegedly providing inaccurate information to the CDEC-SING related to certain technical operating parameters that implied higher operating costs to the system.  Further fines to any of our plants could adversely affect our business, results of operations and financial condition.

We depend in part on payments from our subsidiaries and jointly-controlled entities to meet our payment obligations.

In order to pay our obligations, we may rely on cash distributions from our subsidiaries. The ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties and contractual limitations that may be imposed by the authorities.

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

Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 38 of the Notes to our consolidated financial statements.

Environmental regulations and other factors may cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.

We and our operating subsidiaries are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. The approval of these environmental impact studies may be withheld by governmental authorities and therefore their processing time may be longer than expected.

The projects that require consultation with local stakeholders in their evaluation process may be rejected or their development may be impeded or slowed down. Our stakeholders may also seek injunctive or other relief, which could negatively impact us if they are successful. Moreover, projects that do not require consultation with local stakeholders may be subject to intervention or suffer continuous resistance, delaying their approval process or development.

Environmental regulations for existing and future generation capacity may become stricter, requiring increased capital investments. For example, Decree13/2011 of the Chilean Ministry of the Environment, published in June 2011, established stricter emission standards for existing thermoelectric plants that were required to be met between 2014 and 2016, and stricter standards for new facilities or additional capacity. This regulation also required the establishment of a system of continuous emission monitoring, pursuant to which thermoelectric plants must implement a monitoring system in accordance with the guidelines and protocols issued by the Chilean Superintendence of the Environment. In compliance with these Chilean environmental regulations, all thermal plants made incremental investments to comply with the new regulations by installing abatement systems to control pollutant emissions. For example, we are improving our Tarapacá thermal plant through the installation of a desulphurizer to reduce sulfur oxides (SO2) and implementation of measures to improve combustion to reduce emissions of nitrogen oxide (NOx). As of December 31, 2016, the amount accrued in connection with such investments was Ch$ 65,718 million.

Any delay in meeting the standards constitutes a violation of the regulations which established emission limits effective June 23, 2015 or June 23, 2016 depending on the plant’s location and failure to certify the implementation of such monitoring system may result in penalties and sanctions.

In addition, any deviation from the environmental license to operate could result in severe sanctions from authorities. For example, during 2016 Enel Generación Chile paid fines of Ch$ 1.1 billion for non-compliance with the requirements under the environmental licenses and failing to send the monitoring reports for our Bocamina, Huasco and Diego de Almagro thermal plants in past years.

Currently, the Chilean Ministry of Environment is working on new prevention and decontamination plans in polluted areas and the Chilean Ministry of Energy is also  preparing new mitigation plans to reduce carbon dioxide emissions and comply with the Paris Agreement under the United Nations Framework Convention on Climate Change. Such plans may modify Decree 13/2011 and even further restrict the emission standards for thermoelectric plants, which in turn may require additional investments in the future.

In September 2014, the Chilean government enacted Law 20,780, a tax reform law, which will come into effect in 2018, and thereby established an annual tax on stationary power generators, such as thermal generators, based on their emission of pollutants for the previous year. In December 2016, the Chilean Ministry of Environment published the list of thermal generators that are affected by this tax, and the list included all of our thermal plants.  These plants will have to report their emissions during 2017 and will have an additional tax liability in 2018.  It is possible that the tax expense might increase in the future, discouraging thermal generation given the increasing cost of operation.

In December 2016, Enel Generación Chile recorded a write-off of Ch$ 1.1 billion for the Tames 2 and Totoralillo thermal projects, due to their technology (steam turbine/coal), which is becoming more expensive because of stricter regulation and its uncertain profitability, among other reasons.

We may have to incur additional costs to remediate and implement our asbestos control and sanitation policy, or be subject to legal actions against us, which in turn may have a material adverse effect on our business, results of operation and financial condition.

In addition to environmental considerations, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, constructions delays, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, or other unforeseen events. For example, many of our power plants have been delayed by years in relation to their original planning and design. Any such event could adversely impact our results of operations and financial condition.

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

The amount of time necessary to obtain an environmental qualification resolution for electricity generation or transmission projects in Chile has materially increased, primarily due to judicial decisions against such projects, environmental opposition, social criticism and government delays. This can cast doubt on the ability of a project to obtain such approval and increase the uncertainty for investing in electricity generation and transmission projects in Chile. The uncertainty is forcing companies to reassess their business strategies.

Our power plant projects may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders. If we are unable to effectively manage real or perceived issues that could impact us negatively, our business, results of operations and financial condition could be adversely affected.

In 2015, the Chilean Ministry of Environment enacted Law 20,500, setting the procedures for stakeholder participation in the preliminary phase of the evaluation process to avoid risk of conflict and minimize the project impacts. Plants built before this adoption of these rules that were not submitted to local consultation may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, any of whom may impact the sponsoring company’s reputation and goodwill.  For example, since December 2013, the Bocamina II power plant has encountered substantial opposition from local fishermen’s unions that claim that our facility negatively affects marine life and causes pollution, which resulted in the interruption of the operation of the power plant for more than a year. On July 1, 2015, the Bocamina II power plant resumed operations, after the approval of a new RCA in April 2015. Also, between November 23, 2015 and January 7, 2016, a second group of fishermen illegally occupied the first high-tension pylon which supports the 154 kV and 220 kV circuits owned by Transelec S.A. and serve the Bocamina I and II power plants. As a consequence, both Bocamina I and II power plants were temporarily shut down. This second group claimed that they should receive the same benefits that Enel Generación Chile granted to the first group of fishermen in the zone. The financial effects of this illegal occupation and electricity transmission interruption amounted to Ch$ 2.8 billion of losses between November 23, 2015 and January 7, 2016. At the level of the electrical system, this situation increased the spot prices and the anticipated use of hydroelectric reserves. Such groups and other similar groups may have the ability to block our power plants and directly affect our results.

The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to emissions such as particulate matter, sulfur dioxide (SO2) and nitrogen oxide (NO), which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders and ultimately lead to projects and operations that may be abandoned, causing our share prices to drop and hindering our ability to attract and retain valuable employees, any of which could result in an impairment of our goodwill with stakeholders.

Political events or financial or other crises in any region worldwide can have a significant impact in Chile, and consequently, may adversely affect our operations as well as our liquidity.

Chile is vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect growth. If the Chilean economy experiences lower than expected economic growth or a recession, it is likely that our customers will demand less electricity and that some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political events in other parts of the world could also adversely affect our business. For example, the 2016 presidential election in the United States considerably increased the volatility of financial markets worldwide based on the uncertainty of political decisions. New United States policies could affect world markets and global trade and result in renewed volatility, especially in commodity prices.  Moreover, instability in the Middle East or in any other major oil producing region could result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, an international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions that we have benefited from to date.

Political events or financial or other crises could also diminish our ability to access the Chilean and international capital markets or increase the interest rates available to us. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

We may be unable to enter into suitable acquisitions.

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

We own water rights granted by the Chilean Water Authority (Dirección General de Aguas) for the supply of water from rivers and lakes near our production facilities. Under current law, these water rights are (i) for unlimited duration, (ii) absolute and unconditional property rights and (iii) not subject to further challenge. Chilean generation companies must pay an annual license fee for unused water rights. New hydroelectric facilities are required to obtain water rights, the conditions of which may impact design, timing or profitability of a project.

In addition, the Chilean Congress is currently discussing amendments to the Water Code in order to prioritize the use of water by defining its access as a human right that must be guaranteed by the State. The amendment will establish that water use for human consumption, domestic subsistence and sanitation will always take precedence, in both the granting and limiting the exercise of rights of exploitation. Under the proposal: (i) new water use concessions would be limited to 30 years, which would be extendable with respect to water rights actually used during the 30-year period, unless the Chilean Water Authority demonstrates the water rights have not been used effectively; (ii) new non-consumptive water rights would expire if the holder does not exercise the rights within eight years; (iii) existing non-consumptive water rights which have not been used would expire within eight years from the date of enactment of the new Water Code; and (iv) the preservation of water environmental flows to protect the ecosystem for future water rights was added for both consumptive and non-consumptive water use and empowers the Chilean Water Authority to mandate an enviromental flow requirement for existing water rights. This last point would reduce water availability for generation purposes. Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability. Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The Chilean peso has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to U.S. dollars, we generally have been and will continue to be materially exposed to fluctuations of the Chilean peso against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar and the eventual difficulty of incurring debt in the same currency as our operating cash flow.

Because of this exposure, the cash generated by our subsidiaries can decrease substantially due to devaluations against the U.S. dollar. Future volatility in the exchange rate of the currency in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition.

Our long-term energy sale contracts are subject to fluctuations in the market prices of certain commodities, energy and other factors.

In our generation business, we have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts into which we have entered, and the fact that currently 83.0% of our expected annual generation is sold under contracts with terms of at least five years.  We have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, the exchange rate, inflation, and the market price of electricity. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel beneficially owns 60.6% of our share capital. Enel, our ultimate controlling shareholder, has the power to determine the outcome of substantially all material matters that require shareholder votes in accordance with Chilean corporate law, such as the election of the majority of our board members and, subject to contractual and legal restrictions, adoption of our dividend policy. Enel also exercises significant influence over our business strategy and operations. Its interests may in some cases differ from those of our minority shareholders.  For example, Enel conducts its business operations in the field of renewable energy in Chile through Enel Green Power S.p.A. in which we have no equity interest.  Certain conflicts of interest affecting Enel in these matters may be resolved in a manner that is different from interests of our company or our minority shareholders.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants assets. Our facilities may be damaged by earthquakes, flooding, fires, and other catastrophic disasters arising from natural or accidental human causes, as well as acts of vandalism, riot, and terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximum amounts.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2016, our consolidated interest-bearing debt totaled Ch$ 820 billion.

Our consolidated interest-bearing debt had the following maturity profile:

•	Ch$ 18 billion in 2017;
•	Ch$ 16 billion from 2018 to 2019;
•	Ch$ 15 billion from 2020 to 2021; and
•	Ch$ 771 billion thereafter.

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

In the event that we breach any of these material contractual provisions, our creditors and bondholders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable. We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, we may be unable to sell our assets quickly enough, or at sufficiently high prices, to enable us to make such payments.

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

In addition, the increase of new NCRE projects is congesting the current transmission system as these projects can be built relatively quickly, while new transmission projects may take longer to be built. In May 2014, the Chilean government’s Energy Agenda established a long-term energy policy. In 2016, a new transmission law called for the interconnection between the Chilean Central Interconnected System (“SIC” in its Spanish acronym) and the Northern Interconnected System (“SING” in its Spanish acronym) by 2019.

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of the Chilean population), due to the failure of Transelec’s 220 kV Ancoa substation. The failure led to the disruption of two 500 kV transmission lines in the SIC and the subsequent failure of the remote recovery computer software used by the independent entity that coordinates generators, transmission companies and large customers (“CDEC” in its Spanish acronym) to operate the grid. This blackout, which lasted two hours, exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase the reliability of the transmission grid. Additional failures of lesser magnitude have occurred in the recent past.

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

The relative illiquidity and volatility of the Chilean securities markets and its dependence on economic conditions in Latin America and other parts of the world could adversely affect the price of our common stock and ADS.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States or other developed countries. The low liquidity of the Chilean market may impair the ability of shareholders to sell shares, or holders of ADSs to sell shares of our common stock withdrawn from the ADS program, into the Chilean market in the amount and at the price and time they wish to do so. Also, the liquidity and the market for our shares or ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability.

In addition, Chilean securities markets may be affected to varying degrees by economic and market conditions and developments in Latin American countries, other emerging markets and elsewhere in the world. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value and the liquidity of securities for Chilean issuers. An increase in the perceived risks associated with investing in South American countries and elsewhere in the world could lessen capital flows to Chile and adversely affect the Chilean economy in general, and the interests of investors in our shares or ADSs in particular.

We cannot give assurance that the price or the liquidity of our shares or ADSs will not be negatively affected by events in Latin American markets or the global economy in general.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

All of our investments are located outside of the United States. All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well. If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

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

IT Systems are vital to our ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards. Temporary or long-lasting operational failures of any of these IT Systems could have a material adverse effect on our results of operations. Additionally, cyber-attacks can have an adverse effect on our image and our relationship with the community. In the last few years, global cyber-attacks on security systems, treasury operations, and IT Systems have intensified worldwide. We are exposed to cyber- attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. We are exposed to several types of cyber-attacks, including denial-of-service attacks that may affect the accessibility of our services to our users and attacks that may affect our domain name systems, preventing the use of certain useful web pages.

We have suffered cyber-attacks in the past. Further cyber-attacks may occur and may affect us adversely in the future.

Item 4.Information on the Company

A.	History and Development of the Company.

We are a publicly held limited liability stock corporation originally organized on December 1, 1943 under the laws of the Republic of Chile. Since 1943, we have been registered in Santiago with the SVS under Registration No. 0114. We have also been registered with the SEC under the commission file number 001-13240 since 1994. We are legally referred to by our full name Enel Generación Chile S.A. as well as by the abbreviated name “Enel Generación Chile.”

Our shares are listed and traded on the Chilean Stock Exchanges and our ADSs are listed and traded on the NYSE.

Our contact information in Chile is:

Contact Person:	Nicolás Billikopf
Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4628
Web site:	www.enelgeneracion.cl

We are an electricity utility company engaged, directly and through our subsidiaries and affiliates, in the generation businesses in Chile. As of December 31, 2016, we had 6,351 MW of installed capacity, with 28 generation facilities and a total of 111 generation units. Of our total installed capacity, 54.6% consists of hydroelectric power plants and includes, among others, Ralco with 690 MW, Pehuenche with 570 MW, El Toro with 450 MW, Rapel with 377 MW, and Antuco with 320 MW. 77% of our thermoelectric installed capacity is gas/fuel oil power plants, and the remaining is coal-fired steam power plants. As of December 31, 2016, we had consolidated assets of Ch$ 3,399.7 billion and operating revenues of Ch$ 1,659.7 billion.

The Chilean government owned Enel Generación Chile from our incorporation until 1987, when the Chilean government commenced a privatization process through a series of public offerings. The privatization process was completed in 1989.

During the 1990’s, we began an international expansion program with the acquisition of several companies in Argentina (Costanera in 1992 and El Chocón in 1993), Peru (Edegel, currently known as Enel Generación Perú, in 1995), Colombia (Emgesa in 1996) and Brazil (Cachoeira Dourada in 1997 and Cien in 1998), among other companies.

Since June 2009, our ultimate parent company has been the Italian company Enel, which currently holds a beneficial ownership of 60.6% of our shares. Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 84 GW and distributes electricity and gas through a network covering 1.9 million kilometers. With over 61 million customers worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel publicly trades on the Milan Stock Exchange.

During the 2000’s we have focused on increasing our installed capacity in Chile to satisfy the growing electricity demand by constructing power plants. For example, in October 2012, the Bocamina II thermal power plant, in the Bio Bío Region, started commercial operations with an installed capacity of 350 MW. The power plant benefits from harbor services as well as some ancillary facilities of the first unit built, Bocamina I, which started operations in the 1970’s.

During the last few years, we have focused on our core-business, the generation of electricity, by increasing our shareholdings in subsidiaries related to electricity generation, selling certain non-strategic assets and reducing the number of companies mainly through mergers, which should lead to operational efficiencies.

•

In June 2007, we purchased a 50% equity interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”). GasAtacama Holding is the parent company of seven companies, including GasAtacama Chile S.A. (“GasAtacama

Chile”), a 780 MW generation company located in northern Chile. It also owns a pipeline that allows the import of gas from Argentina.  On April 22, 2014, we acquired an additional 50% interest in GasAtacama Holding.  GasAtacama Holding and GasAtacama Chile have been consolidated since May 1, 2014, and were treated as jointly controlled companies prior to such date.

•

On January 9, 2015, we and our subsidiary Central Eléctrica de Tarapacá S.A. (“Celta”) sold 100% of the shares that were jointly held in Sociedad Concesionaria Túnel El Melón S.A. (“Túnel El Melón) to Independencia S.A., a Chilean private fund. Túnel El Melón is a 2.5 kilometer two-lane highway tunnel, located between the provinces of Petorca and Quillota in the Valparaíso Region, Chile.

•

In May 2007, as part of a consortium with ENAP, Metrogas and British Gas, in which we participated with a 20% stake in GNL Quintero S.A (“GNL Quintero”), we constructed the LNG regasification facility in Quintero Bay. Partial commercial operations began in September 2009 and full commercial operations began on January 1, 2011. On September 14, 2016, we sold our 20% equity interest in GNL Quintero to Enagás Chile S.p.A. The sale amounted to US$ 197 million (Ch$ 133 billion at that time), including the discounts pursuant to the terms and conditions of the sales contract.

•

In November 2016, we finalized a corporate simplification process with the merger of Celta, GasAtacama Chile, GasAtacama Holding, Gasoducto Taltal, GNL Norte and Progas into GasAtacama Chile, the surviving company. Celta was our investment vehicle through which we had an interest in the GasAtacama companies, Central Eólica Canela S.A., our wind farm company, and Transquillota Ltda., our associate and a 220 kV transmission line. This transaction was part of a simplification process that started in 2013, when San Isidro merged into Endesa Eco and Endesa Eco merged into Celta, the surviving company.

•

On December 16, 2016, we sold our 42.5% equity interest in Electrogas S.A. (“Electrogas”). Electrogas is a company dedicated to the transportation of natural gas and other fuels, which serves our San Isidro and Quintero power plants, among others. We received the proceeds of US$ 180 million (Ch$ 115 billion at that time) on February 7, 2017.

The 2016 Reorganization

During 2016, our shareholders carried out a reorganization process to separate the Chilean businesses from the non-Chilean businesses (the “2016 Reorganization”).

The first phase of the 2016 Reorganization involved the separation of the respective Chilean and non-Chilean electricity generation, transmission and distribution businesses of Endesa Chile, Chilectra S.A. (“Chilectra”) and Enersis S.A. (“Enersis”) by means of a “demerger” under Chilean law and the subsequent distribution of the shares of the newly created entities to each company’s respective shareholders (collectively, the “Spin-Offs”). Following the approvals of the Spin-Offs by the shareholders of Enersis, Endesa Chile and Chilectra at their extraordinary shareholders’ meetings held on December 18, 2015, the “demerger” or separation of the businesses occurred on March 1, 2016 and the Spin-Offs were completed in April 2016, with the creation and public listing of the shares of the newly incorporated entities: Enersis Chile S.A. (“Enersis Chile”), Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”). As a result of the Spin-Offs: (i) Endesa Chile spun-off Endesa Américas, which held the non-Chilean businesses of Endesa Chile, (ii) Chilectra spun-off Chilectra Américas, which held the non-Chilean businesses of Chilectra and (iii) Enersis spun-off Enersis Chile, which holds the Chilean businesses of Enersis.

The second phase of the 2016 Reorganization involved the merger between the companies holding the non‑Chilean assets. On September 28, 2016, the respective shareholders of Enersis Américas S.A., Endesa Américas and Chilectra Américas approved the merger of Endesa Américas and Chilectra Américas with and into Enersis Américas S.A., with Enersis Américas S.A. continuing as the surviving company. The merger combined the non-Chilean generation, transmission and distribution businesses under a single holding company, with the aim of contributing to the simplification of the corporate structure of the group and providing benefits such as subsidiary cash leakage reduction, strategic interest alignment and increased decision-making and operational efficiencies. The merger became effective on December 1, 2016.

As part of this process, Enersis changed its name to Enersis Américas S.A. on March 1, 2016 and subsequently to Enel Américas S.A. on December 1, 2016, and on October 18, 2016 (i) Endesa Chile changed its name to Enel Generación Chile S.A.; (ii) Chilectra changed its name to Enel Distribución Chile S.A.; and (iii) Enersis Chile S.A. changed its name to Enel Chile S.A.

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

For the 2017-2019 period, we expect to make capital expenditures of Ch$ 452 billion, related to investments currently in progress, maintenance of existing generation plants and in the studies required to develop other potential generation projects. For further detail regarding these projects please see “Item 4. Information on the Company — D. Property, Plants and Equipment— Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2017-2019 period and the capital expenditures incurred in 2016, 2015 and 2014:

	Estimated 2017-2019	2016	2015	2014
	(in millions of Ch$)
Capital Expenditure(1)	452,442	194,880	537,805	421,314

(1)	Capex amounts represent effective payments for each year, except for future projections.

In the past, we reported a five‑year estimate of future capital expenses. However, while our planned investments go beyond the three years highlighted in this table, we are now reporting three years to be aligned with Enel’s three-year industrial plan that was disclosed in November 2016. For further information, please refer to “Item 4. Information on the Company — D. Property, Plants and Equipment. — Project Investments” and “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.”

Capital Expenditures for 2016, 2015 and 2014

Our capital expenditures in the last three years were principally related to the optimization of the 350 MW Bocamina II power plant, the construction of the 150 MW Los Cóndores power plant and maintenance of our current power plants. The Bocamina II power plant suspended operations in December 2013 due to environmental injunctions and resumed operations in July 2015. On April 2, 2016, the Environmental Qualifications Resolutions for “optimization” (environmental improvements) were approved. We expect to complete the improvements in 2018.

Investments currently in progress

Our material plans in progress include:

(i)

the optimization of Bocamina II, in connection with environmental improvements for the power plant (including coating of the fields of carbon, filters of biomass) and sustainability initiatives (including relocation programs for families living near the power plant, agreements with fishermen in order to support their economic activities in the Coronel Bay, funds that seek to develop sustainable projects agreed to with the local community); and

(ii)	Los Cóndores project, a 150 MW hydroelectric power plant located in the El Maule region, which began construction in 2014 with completion expected by the end of 2018.

A portion of our capital expenditures is reserved for maintenance, and for the assurance of quality and operational standards of our facilities.   Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation with operations in Chile. Our core business is electricity generation. We also participate in other activities, which are not part of our core business. Since these non-core activities represent less than 1% of our 2016 revenues, we do not report them as separate business segment in this Report or in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,			Change
Revenues	2016	2015	2014	2016 vs. 2015
	(in millions of Ch$)			(in %)
Generation	1,659,727	1,543,810	1,220,555	7.51
Other businesses and intercompany transaction adjustments	—	—	10,420	n.a.
Total revenues	1,659,727	1,543,810	1,230,975	7.51

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 38 of the Notes to our consolidated financial statements.

We own and operate 111 generation units in Chile with an aggregate installed capacity of 6,351 MW as of both December 31, 2016 and December 31, 2015.

Our consolidated electricity sales in 2016 were 23,689 GWh and our production was 17,564 GWh, a 0.6% increase and a 4.0% decrease, respectively, compared to 2015. Our hydroelectric installed capacity represents 54.6% of our total installed capacity in Chile, our thermoelectric capacity represents 44.2% and our wind power capacity represents 1.2%. For additional detail on our historical capacity see “Item 4. Information on the Company — D. Property, Plants and Equipment.” The following tables summarize the information relating to our capacity, electricity generation and energy sales:

ELECTRICITY DATA

	Year ended December 31,
	2016	2015	2014
Number of generating units(1)	111	111	111
Installed capacity (MW)(2)	6,351	6,351	6,351
Electricity generation (GWh)	17,564	18,294	18,063
Energy sales (GWh)	23,689	23,558	21,157
(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plants and Equipment — Property, Plant and Equipment of Generating Companies.”
(2)

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

In the electricity industry, it is common to divide the business into hydroelectric, thermoelectric and other generation, because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, which generally leads to higher variable costs than the hydroelectric generation from reservoirs or rivers that normally has minimal variable costs. Of our total consolidated generation in 2016, 51.7% was from hydroelectric sources, 47.7% was from thermal sources, and less than 1% was from wind energy, which is generated by the Canela I and Canela II wind farms, which are subsidiaries of GasAtacama Chile (the continuing company of Celta after their merger on November 1, 2016).

The following table summarizes our consolidated generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2016		2015		2014
	Generation	%	Generation	%	Generation	%
Hydroelectric	9,078	51.7	11,842	64.7	11,561	64.0
Thermal	8,379	47.7	6,314	34.5	6,344	35.1
Other generation(1)	107	0.6	138	0.8	158	0.9
Total generation	17,564	100	18,294	100	18,063	100

(1)	Other generation refers to the generation from the Canela I and Canela II wind farms.

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

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2016		2015		2014
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	18,516	78.2	17,622	74.8	15,838	74.9
Unregulated customers	4,321	18.2	4,319	18.3	4,065	19.2
Total contracted sales(1)	22,838	96.4	21,940	93.1	19,903	94.1
Electricity pool market sales	852	3.6	1,618	6.9	1,254	5.9
Total electricity sales	23,689	100	23,558	100	21,157	100

(1)	Includes the sales to distribution companies not backed by contracts.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are established. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation increases. This involves an increase of the total fuel cost and the costs of its transportation to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, which requires us to purchase electricity in the pool market at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year by limiting our contractual sales requirements to a quantity that does not exceed the estimated production in a dry year. To determine an estimated production in a dry year, we take into consideration the available statistical information concerning rainfall, mountain snow and ice which is expected to melt, hydrological levels, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

Seasonality

While our core business is subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, materially affect our operating results and financial condition.

The generation business is affected by seasonal changes throughout the year. During normal hydrological years, snow melts typically occur during the warmer months of October through March. These snow melts increase the level in our reservoirs. The months with most precipitation are typically May through August.

When there is more precipitation, hydroelectric generating facilities can accumulate additional water to be used for generation. The increased level of our reservoirs allows us to generate more electricity with hydro power plants during months in which marginal electricity costs are lower.

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

Operations

We own and operate a total of 111 generation units in Chile both directly and through our subsidiaries, GasAtacama Chile and Pehuenche. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,465 MW. This represents 54.6% of our total installed capacity in Chile. There are 22 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,808 MW, representing 44.2% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1.2% of our total installed capacity in Chile. All of our generation units are connected to the SIC, except for eight of GasAtacama Chile’s thermoelectric generation units which are connected to the SING in northern Chile.

For information on the installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company —D. — Property, Plants and Equipment.”

Our total gross electricity generation in Chile (including the SIC and the SING) accounted for 23.9% of total gross electricity generation in Chile during 2016.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2016	2015(1)	2014(1)
Enel Generación Chile	11,538	10,450	10,092
Pehuenche	2,369	2,959	2,902
Celta(1)	—	3,614	4,553
GasAtacama Chile(1)	3,657	1,270	516
Total	17,564	18,294	18,063

(1)	In November 2016 Celta was merged into GasAtacama Chile.

In 2016, Chilean reservoirs reached 3,049 GWh of energy equivalent, a 1,360 GWh decrease, or 30.8%, compared to 4,409 GWh in 2015. In 2014, the energy equivalent was 3,886 GWh.

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2016		2015		2014
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	8,815	50.2	11,557	63.2	11,272	62.4
Thermal generation	8,379	47.7	6,314	34.5	6,344	35.1
Wind generation – NCRE(1)	107	0.6	138	0.8	158	0.9
Mini-hydro generation – NCRE(2)	263	1.5	285	1.6	289	1.6
Total generation	17,564	100	18,294	100	18,063	100

(1)	Electricity generated by the Canela I and Canela II wind farms.
(2)	Electricity generated by the Palmucho and the Ojos de Agua mini-hydroelectric plants.

Water Agreements

Water agreements refer to the right of a user to use water from a water source, such as a river, stream, pond or groundwater. In times of good hydrological conditions, water agreements are generally not complicated or contentious. However, in times of poor hydrological conditions, water agreements protect our ability to use water resources for hydroelectric generation.

We have three agreements in force with the purpose of utilizing water for both irrigation and hydroelectric generation more efficiently.  Two of them are agreements between us and the Chilean Water Works Authority (“DOH” in its Spanish acronym) and are related to the water consumption during the most intense irrigation period (normally from September to April) from Laja Lake and Maule Lagoon, both located in southern Chile. We signed the first agreements with the DOH with respect to Laja Lake and Maule Lagoon on October 24, 1958 and September 9, 1947, respectively. Both basins have been severely impacted by drought conditions and high consumption over the past several years. As a result, during recent years, the Company and the DOH signed supplementary agreements that apply for special irrigation periods depending on hydrological conditions. These agreements will allow the Laja Lake and Maule Lagoon reservoirs to recover their accumulated water levels and to preserve water use for future years.  The third agreement was signed in September 2016 between our subsidiary Pehuenche and the Canal Melado irrigators in the Maule basin to optimize the use of the water during the drought periods.  These agreements allow us to use the water more efficiently and to avoid further litigation with the local community, especially with farmers.

Thermal Generation

Our thermal electric generation facilities mainly use LNG, coal and to a lesser extent, diesel. This allows us to use other fuels if the price of LNG is too high, if there is a shortage of supply, or if there is another circumstance that makes LNG unavailable. In order to satisfy our natural gas and transportation requirements, we signed long-term gas contracts with suppliers that establish maximum supply amounts and prices, as well as long-term gas transportation agreements with the pipeline companies. Currently, we use Gasoducto GasAndes S.A. (an unaffiliated entity) and Electrogas S.A. (our associate until February 2017) as our suppliers. Since March 2008, all of our natural gas units operate using natural gas or diesel and since December 2009, San Isidro, San Isidro 2 and Quintero power plants operate using LNG.

Our contract for LNG is the largest supply contract and it is based on long-term agreements with the Quintero LNG Terminal (“GNLQ terminal”) for regasification services and British Gas for supply. In July 2013, we renegotiated our LNG Sale and Purchase Agreement with British Gas and modified some conditions of the original contract. Our current LNG Sale and Purchase Agreement with British Gas runs through 2030 and is indexed to the Henry Hub/Brent commodity prices. We receive 29.7 TBtu of gas annually, and the contract provides the flexibility to purchase an additional amount between 23.6 TBtu and 24.6 TBtu. There are contingencies in the contract that would allow cancellations (for a fee), and deviations, under certain conditions. We are not dependent on any one particular source of LNG, as long as the LNG meets the contracted specifications.

Our Terminal Use Agreement, through the GNLQ terminal, is the most relevant for our LNG supply and is sufficient to meet our current needs. This contract runs through 2035, has a fixed pricing structure of 10% return on assets plus a marketing fee and allows us, through GNL Chile, to access additional supply from the spot market, if needed.

These contracts allow us to secure its long-term LNG supply at competitive prices, with significant flexibility and the addition of new capacity sufficient for our current and potential needs.

We also exercised a priority right to purchase additional regasification capacity as part of an expansion of the GNLQ terminal. This allowed us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day since first quarter of 2015. This additional capacity allows our San Isidro and Quintero facilities to provide additional thermal generation, to secure the regasification for future power plants, as well as develop new businesses, such as the lease agreement signed with Gener in 2015, which has allowed us to generate energy utilizing our additional capacity of LNG in Gener’s Nueva Renca combined-cycle power plant.

In September 2016, we completed the sale of our 20% equity interest in GNL Quintero S.A. to Enagás Chile S.p.A., but retained our contracted capacity for LNG supply.

In 2016, Enel Generación Chile, together with ENAP and Metrogas exported 274 million cubic meters of natural gas from the GNLQ terminal to Argentina during the winter through an existing transport infrastructure, which includes the LNG satellite stations and the pipeline network used to transport gas from Argentina to Chile from the late 1990’s until 2006. Enel Generación Chile contributed 57% of the gas volume. This export was unprecedented and considered a milestone in natural gas commercialization.

We also contracted capacity in the LNG truck loading facility (“TLF”) in the GNLQ terminal, which has allowed us to sell natural gas to industrial customers since August 2014. During 2014, a 20-year agreement was signed with GasValpo (a gas distribution company) to distribute natural gas using the TLF for new customers in various cities in Chile. The first stage began operations in August 2015 to supply the city of Talca (270 km south of Santiago) and later in 2015 to supply the cities of Coquimbo and La Serena (both approximately 475 km north of Santiago) and Los Andes (84 km south of Santiago). In May 2016, we began to operate a new satellite station to supply Intergas, a distributor in the city of Temuco (700 km south of Santiago). Other plants are currently in construction and will start to operate in 2017, which will strengthen our position in the LNG distribution business to industrial customers.

During 2016, we signed the Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to discharge LNG, becoming one of the main suppliers in the zone. This agreement allowed us to renew gas purchase contracts with industrial customers and to supply our thermal plants that are part of the SING.

During 2016, 1,263 kilotons of coal were consumed by the Tarapacá and Bocamina power plants, an increase of 540 kilotons compared to 2015. The higher coal consumption is mainly due to the return of the Bocamina I and II units to normal operating conditions in 2016, after they were stopped for 8 and 18 months, respectively, until July 2015, due to judicial issues affecting the power plants.

Generation from NCRE sources

Under Chilean law, power generation companies must derive a minimum amount of their energy sales from NCRE. This minimum amount depends on the date of execution of the sale contract and ranges from zero, for those signed prior to 2007, to 20% for those signed starting in July 2013. Currently, our Canela wind farms, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities. We have fully complied with the applicable NCRE generation requirements since the promulgation of the law. The additional cost of generating electricity using NCRE facilities is being charged as a pass-through costs in our new contracts, which mitigates the impact to our operating income.

Electricity sales and generation

The total industry electricity sales increased 1.6% during 2016 as compared to 2015, with a sales increase of 1.9% in the SIC and of 0.4% in the SING, as set forth in the following table:

ELECTRICITY SALES PER SYSTEM (GWh)

	Year ended December 31,
	2016	2015	2014
Electricity sales in the SIC	50,516	49,581	49,066
Electricity sales in the SING	16,960	16,887	15,785
Total electricity sales	67,476	66,468	64,851

Our electricity sales reached 23,689 GWh in 2016, 23,558 GWh in 2015 and 21,157 GWh in 2014, which represented a 35.1%, 35.4% and 32.6% market share, respectively. The percentage of the energy purchases to comply with our contractual obligations to third parties increased by 16.4% in 2016 when compared to 2015 primarily due to more sales to regulated customers.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2016		2015		2014
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	17,564	74.1	18,294	77.7	18,063	85.4
Electricity purchases	6,125	25.9	5,264	22.3	3,094	14.6
Total	23,689	100	23,558	100	21,157	100

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

In 2016, 2015 and 2014, we had 46, 41 and 46 customers, respectively. In 2016, our customers included 23 distribution companies in the SIC and 23 unregulated customers.

In addition, through our subsidiary, GasAtacama Chile, we began electricity exports to Argentina in February 2016. During 2016, 103.9 GWh were exported to Argentina using the AES Gener S.A. (“Gener”) transmission line that connects Mejillones, Chile and Salta, Argentina. The most significant supply contracts with regulated customers are with Enel Distribución Chile S.A. (a subsidiary of Enel Chile) and with Compañía General de Electricidad S.A. (“CGE”), an unaffiliated entity. These are the two largest electricity distribution companies in Chile in terms of sales.

The following table sets forth our public contracts with electricity distribution companies in the SIC for their regulated customers as of December 31, 2016:

	Year ended December 31,
	(in GWh)
Company	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Enel Distribución Chile	7,601	7,824	7,971	8,018	6,851	7,682	6,426	6,427	5,592	3,937	3,937	2,452	2,452	2,452
CGE	7,075	6,973	6,814	5,951	6,067	6,558	6,778	6,524	2,432	2,055	2,055	2,055	2,055	2,055
Chilquinta	1,792	1,856	1,913	1,941	1,915	2,183	2,135	1,739	967	933	548	548	548	548
Saesa	2,552	2,368	2,322	735	761	1,950	1,684	1,607	987	863	863	863	863	863
Total	19,020	19,021	19,020	16,645	15,594	18,373	17,023	16,297	9,978	7,788	7,403	5,918	5,918	5,918

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

For the year ended December 31, 2016, our principal distribution customers were (ordered alphabetically): CGE, Chilquinta, Emel group, Enel Distribución Chile and Saesa group. Our principal unregulated customers were (ordered alphabetically): Caserones, Compañía Minera Carmen de Andacollo, Compañía Minera Collahuasi and Minera Valle Central.

We compete in the SIC primarily with two generation companies, Gener and Colbún S.A. (“Colbún”). According to the CDEC-SIC in 2016, in the SIC, Colbún had an installed capacity of 3,301 MW, of which approximately 53.2% was thermoelectric and Gener and its subsidiaries had an installed capacity of 2,756 MW, of which 89% was thermoelectric. In addition, there are a number of smaller entities with an aggregate installed capacity of 5,999 MW that generate electricity in the SIC.

As of December 31, 2016, our primary competitors in the SING were Engie (formerly named GDF Suez Group) and Gener, which have 1,971.7 MW and 1,405 MW of installed capacity, respectively. Our direct participation in the SING includes our 182 MW Tarapacá thermal plant and the 780 MW GasAtacama Chile thermal plant.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 64.3% of our installed capacity in the SIC is from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants. Our installed thermal capacity benefits from access to gas from the GNLQ terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to comply with our contractual obligations.

Directly and through our subsidiaries, we are the principal generation operator in the SIC, with 32.3% of the total installed capacity and 42.7% of the electricity energy sales in this system in 2016.

In the SING, our subsidiary GasAtacama Chile, accounted for 18.4% of the total installed capacity and 12.4% of the electricity energy sales in this system in 2016.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the Chilean electricity regulatory framework by business segment.

Gx	Unregulated Market	Spot market with costs audited by the regulator
Gx	Regulated	Node price public auction for up to 20 years
	Capacity	Income based on power contributions during peak demand
Tx	Features	Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators
Dx	Law	Administrative Concession (indefinite duration)
	Expansion	Undefined
	Tariff review	Every 4 years
Td	Unregulated customers	> 5 MW
	Unregulated market (%)	≈ 30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Td: Trading

Industry Overview and Structure

The Chilean electricity industry is divided into three business segments: generation, transmission and distribution. These business segments are carried out by publicly listed private sector companies, in which generators can also trade energy with unregulated customers. The state’s role is limited to regulation, supervision and indicative investment planning through non-binding recommendations in the case of generation. In the transmission segment, investment planning and construction bidding processes are binding.

The following chart shows the relationships among the various participants in the Chilean electricity market:

The generation segment is comprised of a group of electricity companies that own generating plants, whose energy is transmitted and distributed to end customers. This segment is characterized by being a competitive market, which operates under market-driven conditions. Generation plants sell their energy through contracts to distribution companies, who in turn serve the regulated market, to unregulated customers and to other generation companies. Generators sell surpluses on the spot market. The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from generators’ production points to the centers of consumption or distribution. In Chile, transmission is defined as the conveying of electricity over lines or substations with a voltage or tension higher than 23 kV. The transmission system operates under open access, and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as the electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their capacity, as follows: (i) new unregulated customers as of 2016 with connected capacity of over 5,000 kW (existing customers who were formerly subject to the lower 2,000 kW threshold prior to 2016 will be grandfathered as of 2019); (ii) regulated customers with connected capacity up to 500 kW; and (iii) customers that choose either a regulated tariff or an unregulated regime for a minimum period of four years, available to customers whose connected capacity falls in the range of 500 kW to 5,000 kW.

The distribution companies supply regulated customers, a segment for which the price and supply conditions are the result of tender processes regulated by the CNE (“Comisión Nacional de Energía”), and unregulated customers that have agreements with generators or distributors, which terms are freely negotiated and agreed upon.

In Chile, there are four separate interconnected electricity systems. The main systems in Chile are the SIC and the SING. The SIC services the central and south central part of the country, where 92.2% of the Chilean population lives. The SING, which operates in the northern part of the country and where most of the mining industry is located, is where 6.3% of the Chilean population lives (according to the 2015 CDEC-SIC annual report). In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity to remote areas, where 1.5% of the population lives.

In January 2014, Law No 20,726 approved the interconnection between the SIC and the SING.  The interconnection is being built by GDF SUEZ and is expected to be completed by 2019.  Once in place, energy generated in one system will be able to cover a portion of any shortfalls in the other system.

The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch centers, the CDEC-SIC and the CDEC-SING, independent entities that coordinate generators, transmission companies and large customers. Each CDEC coordinates the operation of its system with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system. The marginal cost used is the price at which generators trade energy on an hourly basis, involving both their injections into the system and their withdrawals or purchases for supplying their customers.

The Energy Agenda

In May 2014, the Chilean government announced the Energy Agenda, establishing a plan to create and execute a long-term energy policy. The Energy Agenda presents several lines of action and goals to achieve in the short, medium and long term. These objectives are lower energy prices, the incorporation of non-conventional renewable energy sources (“NCRE”) and promotion of the efficient use of energy.  In Chile, NCRE refers to power from wind, solar, geothermal, biomass, ocean (tides, waves and currents, as well as the ocean’s thermal gradient) and mini-hydro plants under 20 MW.

The Energy Agenda includes a program of legal initiatives to achieve those goals. Among the subjects to be addressed by the program are: “Amendments to the legal framework for procurement of electricity for regulated customers” (January 2015), “Amendments to the legal framework of the electricity transmission systems” (July 2016), and “Energy Efficiency Law” (expected to be enacted during 2017).

As part of the Energy Agenda, Decree 148 (“Energía 2050 Política Energética de Chile”) was signed on December 30, 2015. Decree 148 approves the new long-term strategy for the electricity sector, which aims to (i) improve electricity service for the impoverished, (ii) have 70% of national electricity generation come from NCRE and (iii) ensure that all new construction will incorporate energy control systems and smart energy management by 2050.

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

The Chilean Ministry of Environment is responsible for the development and application of regulatory and policy instruments that provide for the protection of natural resources, the promotion of environmental education and the control of pollution, among other matters. It is also responsible for administering the environmental impact assessment system at the national level, coordinating the preparation of environmental standards and establishing the programs for compliance with those standards.

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

There are also other entities related to the energy sector: the Chilean Nuclear Energy Commission is in charge of research, development, use and control of nuclear energy, the Chilean Energy Efficiency Agency is in charge of promoting energy efficiency, and the Center for Innovation and Promotion of Sustainable Energies is in charge of strategic programs and projects with public financing for innovation and promotion of sustainable energies.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies. Nationalization had been carried out during the period from 1970 to1973. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as DFL 1, allowing participation of private sector capital in the electricity sector. By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

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

DFL 1 was published in 1982 and has had few important changes since then to deal with droughts, encourage investments in transmission lines and to create long-term contracts between generation and distribution companies as part of a bid process. The present law was restated as DFL 4 of 2006, and has been supplemented with a series of regulations and standards.

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

•

Reduced risk: Providers of electricity have the ability to postpone delivery of electricity in the event there are delays due to well-founded reasons not attributable to the tenderer and to request a price review, indexed to the conditions prevalent at the time at which the energy is delivered.

•

Short-term contracts: Short-term procurement contracts (up to three years), with an advance of one year, have a minimum price equal to the average market price plus 50%. Additionally, within specified ranges from the average marginal cost price, marginal cost will be used.

•

Non-contracted energy: All generators within a particular system will be required to offset energy supply contract deficits in proportion to the energy they inject into the system. Each generator will receive the higher of the short-term node price or variable cost of the plant. When energy without contracts exceeds 5% of the total regulated supply, the excess will be paid by distribution companies at a price equal to marginal cost. In turn, these marginal costs will be passed on to end customers.

•

Customers are classified according to their capacity, as follows: (i) new unregulated customers as of 2016 with connected capacity of over 5,000 kW (existing customers who were formerly subject to the lower 2,000 kW threshold prior to 2016 will be grandfathered as of 2019); (ii) regulated customers with connected capacity up to 500 kW; and (iii) customers that choose either a regulated tariff or an unregulated regime for a minimum period of four years, available to customers whose connected capacity falls in the range of 500 kW to 5,000 kW.

In 2016, transmission Law No 20,936 restructured the electricity transmission system operation. The main provisions included are:

•

Functional redefinition of Transmission Systems, which will now be classified into National Transmission Systems, Zonal, Dedicated Systems, development poles and international interconnections. The creation of a single independent national coordinator, who will replace the current CDEC-SING and CDEC-SIC dispatching operators as of January 2017;

•	A new remuneration mechanism for assets with a progressive shift of all costs from generators to the end customers; and

•	Government assumes a main role in planning reinforcement and expansion of the grid.

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

According to the Chilean Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase transparency associated with Enel Chile and its subsidiaries, us and Enel Distribución Chile. The TDLC’s Resolution 667 requires that for all three of these companies:

•	board members must be elected from different and independent groups;
•	the external auditors must be different for local statutory purposes;
•	electricity generation and distribution activities cannot be merged; instead, Enel Chile must continue to keep separate both business segments and manage them as independent business units; and
•

all three companies must remain subject to the regulatory authority of the SVS and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation.

Enel Américas, as the continuing company following the spin-off of Enel Chile in 2016, is also subject to the restrictions of Resolution 667. However, these antitrust restrictions are not applicable between Enel Chile and Enel Américas.

Additionally, in October 2012, FNE Official Letter 1479 imposed additional antitrust restrictions which have the following implications for the current Enel Generación Chile:

•	the controlling shareholders of Enel Generación Chile should refrain from designating as directors any persons who may have been directors of Enel Distribución Chile during the prior term; and
•

Enel Generación Chile’s management should refrain from designating employees in first and second level positions who may have held the same positions in Enel Distribución Chile during the six months prior to their designation.

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

Dispatch and Pricing

In each of the two major electric systems, the pertinent CDEC coordinates the operations of generation companies, in order to minimize the operating costs in the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market. As of January 2017, a single independent national coordinator replaced the two CDECs.

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to distribution companies, unregulated end customers or to other generation companies under freely negotiated contracts. To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC based on the lowest cost of production of the last kWh dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Under Law 20,018 (Ley Corta II), enacted on May 19, 2005, all new contracts between generation and distribution companies to supply electricity to regulated customers must arise from international bids. In January 2015, Law 20,805 amended the bidding process for supplying electricity to regulated customers. These amendments, among others, changed the anticipation required for the bidding process from three to five years, extended the maximum contract period from 15 to 20 years, adopted a capped price known as “reserve price” that is kept private until the bid price is made public, and allowed for the possibility to review the price awarded during the supply period, setting new procedures to assign energy without contracts and to regulate the short-term bidding process.

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

Promotion of Generation from Renewable Energy Sources

On April 1, 2008, Law 20,257 amended the General Electric Services Law. The purpose of the amendment was to promote the development of NCRE. This law defines the different types of technologies that qualify as NCRE and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007 to be of a certain type, and to progressively increase this percentage by 0.5% annually up to a minimum of 10% by 2024.

On October 22, 2013, Law 20,698 was adopted to promote the use of NCRE and modify the previously defined NCRE minimum requirements. This law establishes a mandatory share of renewable energy sources in 2025, calculated as a percentage of the total contracted energy of each generator. For contracts signed between 2007 and 2013, the target is 10% by 2024, while for contracts beyond 2013 the target is 20% by 2025.

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

The Chilean Congress is currently discussing amendments to the Water Code with the objective of making water use for human consumption, household subsistence and sanitation a high priority. On November 22, 2016, the Chilean House of Representatives approved an amendment which is currently being evaluated by the Water Resources, Desertification and Drought Commission of the Chilean Senate. The main aspects of the amendments are as follows:

•

Granting of new water rights which would be limited to a maximum period of 30 years and extendable, unless the Chilean Water Authority proves the ineffective use of resources. The extension shall be effective only for used water rights.

•	The expiration of new non-consumptive water rights that were granted by law, if the holder does not exercise the right of use within eight years.
•

The expiration of new non-consumptive water rights already granted, if the user does not effectively use the rights within a period of eight years from the date of enactment of the new Water Code. The term can be extended for up to four years only in justified cases such as delays in obtaining permits or environmental approvals.

•

In April 2017, the President modified this amendment stating that the preservation of water environmental flows to protect the ecosystem only applies to future water rights for both consumptive and non-consumptive water use, which would reduce the water availability for generation purposes.

Regulation of Distribution Companies

Concessions

Distribution service concessions give the right to use public areas for building distribution lines. The concessions are given by the Chilean Ministry of Energy for an undefined period. Distribution companies have the obligation to serve and connect the customers that make the requirement in the concession area. The president of Chile can declare a concession expired if the quality of service does not meet certain minimum standards.

Energy Purchases

Since 2005, with the enactment of the law “Ley Corta II,” energy sales between generation and distribution companies have been made by an international auction process. After the last modification of the law (Law 20,805 – 2015), the auctions of all distribution companies are managed by the CNE. The auctions are based on distribution companies’ projections of energy demand for the coming years. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In addition, the modifications of the law establish a mechanism to supply the excess demand that is not covered by the contract.

Distribution Tariffs to End Customers

Tariffs charged by distribution companies to end customers are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge, and the value added from distribution of electricity (“VAD”), which allows distribution companies to recover their investment and operating costs, including a return on investment, which is set by law. The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole. The transmission charge reflects the cost paid for electricity transmission and transformation.

The VAD is based on a so-called “efficient model company,” which considers the cost of building and operating the company at the minimum cost, fulfilling quality and safety standards. It includes the annualized investment in distribution assets, the company’s operation, administration, and maintenance costs, and an expected return on investment, before taxes of 10% per year in real terms, based on the replacement cost of assets used for the distribution business.

Generation costs are passed on to distributors end consumers through the “Average Node Price” stated in government’s price decrees. The Average Node Price is adjusted in three instances: (1) every six months, in January and July of each year, based on local and international indexes; (2) upon the entry of a new supply contract with any distribution company; and (3) upon indexation of a supply contract in excess of 10%.

Regulatory Charges and Subsidies

The Chilean law deems that transitory subsidies can be granted, if the residential customer tariff increased by 5% or more within a six-month period. The application of this subsidy is optional and the last one was granted in 2009.

Distribution Tariff-Setting Process

The VAD is set every four years. The CNE classifies companies into groups called Typical Distribution Areas (“TDA”) based on economic factors that group companies with similar distribution costs, which in turn determines the equipment requirements of the network. The CNE selects one distribution company for every group and estimates its cost under the concept of an efficient model company. At the same time, distribution companies also carry out their own studies, which are based on the same one company selected by the CNE for each TDA. The VAD of each TDA is determined in a weighted manner with one third of the value estimated by the study of the companies and two thirds by the CNE. Preliminary tariffs, as a result of the VAD, are tested to ensure that they provide a rate of return between 6% and 14% on distribution assets.

The real return on investment for a distribution company depends on its actual performance relative to the standards chosen by the CNE for the efficient model company. The tariff system allows for a greater return to distribution companies that are more efficient than the model company.

At the end of 2015, the CNE set the typical distribution areas, and started the process for setting distribution tariffs for 2016-2020. In March 2016, Enel Distribución Chile engaged a consultant to calculate its one-third weighting of the VAD, while the CNE must provide its value for its two-thirds weighting. The study was delivered to the CNE on September 5, 2016.

Associated Electrical Services

In 2013, the CNE concluded the tariff setting process for 25 regulated associated services (which include meter rental, disconnection and reconnection of service, among others). These new prices were applied starting March 14, 2014 and will remain in effect until the publication of a new decree, which was initially expected in November 2016. Currently, this tariff setting process is not concluded and it is expected to be completed in 2017.

Incentives and Penalties

Distribution companies may be required to compensate end customers in the case of electricity shortages that exceed the authorized standards. These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the so-called “failure cost.”

Transmission Regulation

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and customers. Every four years, a study is carried out to evaluate the existing system and to define the expansion plan. On July 31, 2015, the last study was delivered to the CNE. In February 2016, the Chilean Ministry of Energy promulgated Decree 23T, which defines the current value of the existing lines to be remunerated for the period from 2016 to 2019. The main transmission system is paid for generators and customers.

According to the General Electricity Services Law, the transportation of electricity by main transmission systems and sub-transmission systems are defined as a public service. Therefore, the transmitter has a service obligation and is responsible for the maintenance and improvement of its facilities.

In July 2016, Transmission Law No 20,936 restructured electrical transmission system operations, introducing a single independent national coordinator that replaces the current CDECs (notwithstanding the existence of some intermediate and isolated electrical systems). In addition, the government assumes the main role in the planning of the transmission system, including the tender process. Among other aspects of the law, open access is extended to all transmission facilities. It unites the process of the transmission facility qualification process of each segment into a single process, and modifies the remuneration mechanism by means of the application of a stamped rate of charge of the demand. The new independent national coordinator will take the CDECs’ responsibilities and assume its new functions dated prior to July 2018, by which time the process will be fully operative.

Zonal Transmission System Regulation

The Transmission Law redefines the previous subtransmission system as the Zonal Transmission System. The Zonal Transmission Systems are defined as voltage lines exceeding 23 kV and are grouped geographically. There are six zonal systems defined by decree. The zonal systems are paid mainly by customers according to the tariffs fixed by decree of the Chilean Ministry of Energy. Zonal tariffs remunerate the Zonal Transmission Annual Value, which is calculated every four years in a process carried out by the government. The annual value of each system includes efficient operation, maintenance, administration costs and annual valuation of real investments, which are valued as new, and uses a discount rate determined by the CNE. The discount rate is calculated using a CAPM model with a minimum value of 7% after tax. If major discrepancies are discovered between the government and zonal companies, an expert panel will resolve them based on technical aspects.

In April 2013, Decree 14 was promulgated, which established a tariff schedule for 2011 through 2014. During 2014, studies were developed to set tariffs for zonal systems. The results of these studies should have been applied at the beginning of 2015. However, the authority ruled that the current values will remain in effect for an additional year. Subsequently, with the application of Law 20,936, the current values will remain in effect for another two additional years, until 2018.

On September 30, 2016, in accordance with the definitions of the Transmission Law, Enel Distribución Chile delivered the updated and supplemented list of zonal assets as of December 31, 2015 of the Stx-D system (the zonal system that includes the Enel Distribución Chile assets) and the summary report valuation of the annual investments and costs of operation, maintenance and administration of these installations, for their consideration in the determination of the annual value of the zonal transmission systems for the 2018 – 2019 period. Currently, the CNE is reviewing this information to prepare a technical document.

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

Environmental Law 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law requires companies to conduct an environmental impact study (“EIA” in its Spanish acronym) and a declaration of any future generation or transmission projects.

In January 2010, Law 19,300 was modified by Law 20,417, which introduced changes to the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendence of Environment. Environmental assessment processes are coordinated by this entity and by the Environmental Assessment Service. In June 2011, the Ministry of Environment published Decree 13, emission standards for thermoelectric plants applicable to generation units of at least 50 MW. The objective of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to prevent and protect the health of the population and protect the environment. Existing emission sources are required to meet emission limits as established in the regulation for MP emissions and for SO2 and NOx emissions by June 2015 in highly polluted areas and by June 2016 elsewhere.

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

On September 10, 2014, Law 20,780 was enacted and included charges for the emission of MP, NOx, SO2 and CO2 into the atmosphere. For CO2 emissions, the charge is US$ 5 per emitted ton (not applicable to renewable biomass generation). MP, NOx and SO2 emissions will be charged the equivalent of US$ 0.10 per emitted ton, multiplied by the result of a formula based on the population of the municipality where the generation plant is located and an additional fee of US$ 0.90 per ton of MP emitted, US$ 0.01 per ton of SO2 emitted and US$ 0.025 per ton of NOx emitted. This tax will be in effect beginning in 2018, taking into account the previous year’s emissions.

As of December 30, 2016, all thermal plants of Enel Generación Chile and its subsidiary GasAtacama Chile have established methodologies to measure emissions during 2017 and pay related taxes, in line with the requirements of the Environmental Superintendence of Chile.

Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel, our Italian ultimate controlling shareholder. Enel Chile, our controlling shareholder, owns 60.0% of our shares, and Enel beneficially owns 60.6% of Enel Chile. Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 84 GW and distributes electricity and gas through a network covering 1.9 million kilometers. With over 61 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel publicly trades on the Milan Stock Exchange.

The companies listed in the following table were consolidated by us as of December 31, 2016. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies	% Economic Ownership of Each Main Subsidiary by Enel Generación Chile	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Revenues and Other Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in %)	(in billions of Ch$)
Pehuenche	92.7	229.2	155.6
GasAtacama Chile(1)	97.4	857.9	598.4

(1)

Includes Central Eólica Canela S.A and Gasoducto Atacama Argentina S.A. On November 1, 2016, Celta was merged into GasAtacama Chile, which was the surviving company. GasAtacama Chile has been fully consolidated since May 2014.

Principal Subsidiaries

GasAtacama Chile

GasAtacama Chile is a generation company located northern Chile, which contains a four-unit combined-cycle power plant with a total installed capacity of 780 MW and a gas pipeline, which connects to Argentina. In April 2014, we acquired a 50% ownership interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”). As a result, we owned a controlling equity interest in GasAtacama Holding, and GasAtacama Holding merged into GasAtacama Chile, the surviving company, on November 1, 2016 through Celta. Since May 1, 2014, we have fully consolidated GasAtacama Chile in our consolidated financial statements.

During the second half of 2016, we carried out a corporate simplification process, which involved several mergers, including the merger of Celta into GasAtacama Chile, the legal surviving company. As of December 31, 2016, GasAtacama Chile also owns the following power plants: Tarapacá, San Isidro, Pangue, Canela I and II and Ojos de Agua, which have an aggregate capacity of 1,115 MW as of December 31, 2016. We hold 97.4% of the economic interest in GasAtacama Chile.

Pehuenche

Pehuenche, a generation company connected to the SIC, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. We hold 92.7% of the economic interest in Pehuenche.

Selected Related and Jointly-Controlled Companies

HidroAysén

HidroAysén was incorporated in March 2007 to develop and exploit a hydroelectric project in the Aysén Region in southern Chile. Enel Generación Chile owns 51.0% of HidroAysén, and Colbún, an unaffiliated entity, owns the remaining 49.0%. In the fourth quarter of 2014, we recorded an impairment loss of Ch$ 69,067 million, related to the uncertainty of recovering the investment carried out in HidroAysén.

Transquillota

Transquillota was formed by San Isidro and Colbún for the joint development of a 220 kV transmission line to dispatch the energy produced and to connect both the San Isidro generation plant (currently owned by GasAtacama Chile) and Nehuenco generation plant (a subsidiary of Colbún) to the SIC. The 220 kV transmission line is 8 kilometers long. The property is equally divided between us and Nehuenco. Our economic interest in Transquillota is 48.7%.

D.	Property, Plants and Equipment.

We own 28 generation power plants in Chile. A substantial portion of our cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity, severe and extended droughts or any other such natural disasters, could have a material adverse effect on our operations.

The following table identifies the power plants that we own, all in Chile, at the end of each year, by company and their basic characteristics:

			Installed Capacity(1) As of December 31,
Company	Power Plant Name	Power Plant Type(2)	2016	2015	2014
			(in MW)
Enel Generación Chile	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70
	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34
	Total hydroelectric		2,290	2,290	2,290
	Bocamina	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas	257	257	257
	Total thermal		1,467	1,467	1,467
	Total		3,757	3,757	3,757
Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40
	Total		699	699	699
Celta(3)	Tarapacá	Steam Turbine/Coal	—	158	158
	Tarapacá	Gas Turbine/Diesel Oil	—	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	—	379	379
	Pangue	Reservoir	—	467	467
	Canela I	Wind Farm	—	18	18
	Canela II	Wind Farm	—	60	60
	Ojos de Agua	Pass-through	—	9	9
	Total		—	1,115	1,115
GasAtacama Chile(4)	Atacama	Combined Cycle /Natural Gas+Diesel Oil	781	781	781
	Tarapacá	Steam Turbine/Coal	158	—	—
	Tarapacá	Gas Turbine/Diesel Oil	24	—	—
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	—	—
	Pangue	Reservoir	467	—	—
	Canela I	Wind Farm	18	—	—
	Canela II	Wind Farm	60	—	—
	Ojos de Agua	Pass-through	9	—	—
		Total	1,896	781	781
		Total Capacity	6,351	6,351	6,351

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

(2)

“Reservoir” and “pass-through” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined-Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.

(3)	Celta merged into GasAtacama Chile, the surviving company, on November 1, 2016.
(4)

Since May 1, 2014, GasAtacama Chile has been fully consolidated following our purchase of an additional 50% interest in GasAtacama Chile. Previously, it was accounted for under the equity method and its installed capacity was not included in a portion of 2014.

Insurance

Our electricity generation facilities are insured against damage due to natural disasters such as earthquakes, fires, floods, other acts of god (but not for droughts, which are not considered force majeure risks, and are not covered by insurance) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of the previously described events resulting in a material adverse effect on our generation facilities is remote. Claims under our insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period. The insurance coverage taken for our property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each facility, and is based on general corporate guidelines. All insurance policies are purchased from reputable international insurers. We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

Project Investments

The total investment for each project described below was translated into Chilean pesos at the exchange rate of Ch$ 669.47 per U.S. dollar, the U.S. dollar Observed Exchange Rate as of December 31, 2016. Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls, unless otherwise indicated.

Projects under Construction

Los Cóndores Hydroelectric Project

The Los Cóndores project is located in the Maule region, in the San Clemente area. It consists of a 150 MW run-of-the river hydroelectric power plant, with two Pelton water turbine vertical units, which will use water from the Maule Lagoon reservoir through a 12 km penstock. The power plant will be connected to the SIC at the Ancoa substation (220 kV) through an 87 km transmission line and will consist of two power units.

The basic engineering and the Environmental Impact Statement (“DIA” in its Spanish acronym) of the Los Cóndores optimized project were concluded in early 2011. The Environmental Qualifications Resolution (“RCA” in its Spanish acronym) for the power plant was obtained in November 2011 and the RCA of the transmission line project was granted in May 2012. In November 2014, the General Water Authority approved the waterworks permit.

By the end of 2016, we entered into easement agreements for 93.2% of the total structures required for connecting the project to the SIC. In addition, the process for obtaining the definitive concession for electricity, which relates to the authorization of a legal easement by the competent authority for access to carry out works of generation, transmission or distribution of energy, is progressing in case it needs to be applied in situations or locations where a voluntary easement agreement has not been reached.

The main developments in 2016 were:

•	In March 2016, the raise borer machine started the first stage of excavation on vertical shaft.
•	In May 2016, we started the excavation of the headrace tunnel downstream from the intake area.
•	In June 2016, we received the distributor and lining of Unit 1.
•	In July 2016, we started the construction of Unit 1, with the placement of the lining and distributor.
•	In September 2016, we started the construction of the structures for the transmission line.

•	In November 2016, the tunnel boring machine finished the excavation of Lo Aguirre gallery and we started the excavation of the headrace tunnel downstream from Lo Aguirre gallery
•	Since November 2016, the overhead construction crane has been in operation.

Construction is expected to be completed by the end of 2018. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 407,928 million, of which Ch$ 172,479 million was accrued as of December 31, 2016.

Bocamina Optimization Project

Bocamina is a coal-fired power plant, located in Coronel in the Bío region in southern Chile composed of two units: 128 MW (Bocamina I) and 350 MW (Bocamina II). Bocamina II started its commercial operations in July 2013 but suspended operations in December 2013 due to environmental injunctions. We submitted several documents, studies and mitigation plans to the authorities, and in December 2013, we presented a new EIA regarding the technical optimization of the plant, which was approved on March 16, 2015. On April 2, 2015, the Chilean Court approved the new RCA and after complying with the conditions established in the new RCA, the plant resumed operations in July 2015.

The scope of work of the optimization plan is as follows: (i) installation of Johnson filters in both units; (ii) installation of domes for the north and south coal fields; (iii) improvement of the ash dump in operation; (iv) studies of a new ash dump, and (v) construction of a water treatment plant.

The main developments in 2016 were:

•	In January 2016, the installation of the Johnson filter for Bocamina II was completed.
•	In April 2016, the installation of the Johnson filter for Bocamina I was completed.
•	In June 2016, completion of the improvements to zone 3 of the current dump and in July 2016 to zone 2 of the current dump.
•	In December 2016, the construction of the dome for the north coal field was completed.

On January 27, 2017, the Municipal Works Department of Coronel granted the construction permit for the dome for the south coal field.

Construction is expected to be completed in 2018. This project is being financed with internally generated funds. The estimated total investment is Ch$ 62,644 million, of which Ch$ 42,483 million was accrued as of December 31, 2016.

Tarapacá Environmental Retro-fitting Project

Tarapacá is a 158 MW coal-fired power plant of located in the Tarapacá region in northern Chile, with an annual average generation of 1,100 GWh supplied to the SING.

Decree 13/2011 regulates the emissions of thermal power plants, and requires the reduction of SO2 and NOx emissions effective as of June 23, 2016. In order to comply with this decree, we are improving Tarapacá through the installation of a desulfurizers and implementation of measures to reduce emissions of NOx.

The project is in the final stage of commissioning, pending the termination of some tests since the power plant was limited to generating no more than 70 MW of power due to the unavailability of water supply pumps.

The scope of work of the project is as follows: (i) execution of preliminary works and activities (elimination of the electrostatic precipitator, demolition of its foundations, and demolition and construction of a new electromechanical workshop); (ii) construction and commissioning of desulfurizers; (iii) change and installation of low NOx burners, improvement in the coal mills and installation of an Over-Fire Air system, a system that also will reduce NOx emissions; (iv) construction and start-up of lime storage silos; (v) construction and commissioning of a seawater desalination system, and (vi) modification of the ash discharge site to improve the handling and disposal of waste resulting from the desulfurization process.

The main developments in 2016 were:

•	In June 2016, the desalination plant started operations and the ash handling system and the electrical system were delivered for the operation of the power plant.

•	In August 2016, the semi-dry desulfurizers and its auxiliaries were delivered for the operation of the power plant.
•	In November 2016, the performance test of the desalination plant was completed, with positive results.
•	In December 2016, the CDEC reported that the unit was commercially operable.

Commissioning is expected to be completed within the first half of 2017. This project is being financed with internally generated funds. The estimated total investment is Ch$ 68,350 million, of which Ch$ 65,718 million was accrued as of December 31, 2016.

Projects Under Development

We continuously analyze different growth opportunities in Chile. We study and assess our project portfolio, focusing recently on constructing smaller, less environmentally invasive power plants. These plants are constructed faster, allow greater flexibility to activate or deactivate according to system needs, and are generally more acceptable to area residents. An additional focus will be placed on the development of renewable energy technologies. In the thermal generation business, we seek new opportunities, either by building new greenfield projects or by modernizing existing brownfield assets and improving (operationally and / or environmentally) in the performance of such assets. The expected start-up for each project is assessed and is defined based on the commercial opportunities and our financing capacity to fund these projects. The most important projects under development are as follows:

Vallecito Hydroelectric Project

The Vallecito hydroelectric project is located in the Maule region, in the upper part of the Maule river basin. It consists of a run-of-the-river hydroelectric plant with an installed capacity of 70 MW. The energy produced is expected to be delivered to the SIC through the transmission line of the Los Cóndores hydroelectric plant, which is currently under construction (see above).

The Vallecito project has been developed on the basis of a sustainable development plan, which consists of defining activities to be developed in the technical-economic, environmental and social scope of the project. We have established lines of action by locality with nine communities of the Pehuenche Route in order to incorporate their aspirations, capacities and projects.

During 2016, the technical feasibility studies of the project were carried out and a series of field studies campaigns (drilling, paving, geophysical prospecting, etc.) were culminated. We also started the environmental baseline campaigns, as well as the implementation of a sustainable development plan. The next steps are to complete the technical designs and the environmental baseline studies, prepare the EIA and initiate collaborative processes with the communities that are directly related to the project. The Vallecito project is part of our renewable energy projects.

Based on current market conditions, we expect construction to start during 2020 and commissioning is expected in 2023. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 129,542 million, of which Ch$ 6,869 million was accrued as of December 31, 2016.

Quintero Combined-Cycle Project

The Quintero project is located in the Valparaíso region and consists of an energy efficiency project that takes advantage of the heat of the gases emitted by the existing turbines to produce steam. This is accomplished through the installation of a steam turbine and a generator, which allows converting the existing open cycle plant into a combined-cycle gas plant. Currently, the Quintero plant has two gas turbines with a total capacity of 257 MW. With the addition of a steam turbine unit of 130 MW capacity, the Quintero plant would reach a total capacity of 387 MW. The energy produced would be delivered to the SIC through the existing Quintero-San Luis line, a simple 220 kV circuit built to evacuate the energy of the combined-cycle power plant.

During 2016, technical feasibility studies of the project and the environmental baseline campaigns were carried out and the sustainable development plan was implemented.

We expect construction to start during 2019 and commissioning is expected in 2022, based on current market conditions. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 147,685 million, of which Ch$ 2,474 million was accrued as of December 31, 2016.

Ttanti Combined-Cycle Project

The Ttanti project is located in Antofagasta region, on land adjacent to the existing Atacama power plant that is located in the industrial zone of the city of Mejillones. The project consists of the construction of a natural gas combined-cycle power plant with an installed capacity of 1,290 MW (430 MW for each of three units) and would be able to use diesel oil as a backup in case of scarcity of natural gas for one unit with 430 MW of capacity. The power plant would be connected to the SING through a 0.5 km 220 kV double circuit transmission line to the Atacama substation, which would be expanded for this purpose.

Currently, the project is in the environment assessment phase. On December 22, 2015, we registered Addendum 1, which responded to the inquiries carried out by the SEA. On February 4, 2016, the SEA issued ICSARA 2, which contains new inquiries and clarification requests for the project. We submitted our response on March 14, 2017.

We expect to receive the RCA during the second quarter of 2017. If the RCA is favorable and we have successful participation in energy auctions, we expect construction to start during 2021 and completion in 2024. The estimated total investment of the first unit is Ch$ 234,984 million, of which Ch$ 1,185 million was accrued as of December 31, 2016.

Taltal Combined-Cycle Project

The Taltal project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy, which will considerably improve its efficiency. The Taltal power plant is located in the Antofagasta region. Currently, the existing Taltal power plant has two gas turbines of 120 MW each. The extra power to be added by the steam turbine would be 130 MW and therefore, the Taltal power plant would achieve a total capacity of 370 MW. The energy produced will be supplied to the SIC through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

In December 2013, a DIA was submitted to the SEA for approval, in order to optimize the project. The main modification relates to a change in the cooling system, which was originally designed as a wet system (using sea water) and is being modified to a dry cooling system (using air condensers). During the second quarter of 2015, Addendum 2 was submitted which responded to the second round of observations formulated by the SEA. During the third quarter of 2015, the SEA formulated its third round of observations and we responded at the end of 2016. We postponed the response so as to improve our dialog and work in partnership with the local community (Paposo). After the submission of additional requirements requested by the authority, the DIA was approved on January 19, 2017.

Based on current market conditions, we expect construction to start during 2020 and commissioning for 2022. This project is being financed primarily with internally generated funds. The estimated total investment is Ch$ 132,555 million, of which Ch$ 2,942 million was accrued as of December 31, 2016.

Neltume Hydroelectric Project

The Neltume project is expected to be located in Los Ríos region, on the upper part of the Valdivia River basin. The future of this project is uncertain. If completed, it would consist of a 490 MW installed capacity run-of-the-river hydro power plant. It would be connected to the SIC through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

In the fourth quarter of 2016, we recorded an impairment loss of Ch$ 20.5 billion related to the Neltume project due to the fact that under current electricity market conditions, the project’s profitability is less than the capitalized investment. In addition, considering our new focus on investing in more manageable projects with shorter construction periods and shorter paybacks, the project will need to be redesigned in order to be economically and technically feasible.

Our indigenous community inquiry process, which was completed at the end of 2015, revealed that there were some significant social and environmental controversies in the land associated with the Neltume project.  Therefore, the original 2010 EIA was likely to be rejected given the official announcements of various public services issued in late 2015 as well as several meetings with the authorities and the concerns of residents living near Lake Neltume. We decided to study new design alternatives in order to redesign the discharge to the lake. As a consequence of this decision, we recorded a write-off of Ch$ 2.7 billion in the fourth quarter of fiscal year 2015, associated with some assets related to the 2010 EIA, which was withdrawn on December 29, 2015, and other studies directly related to the original design.

The project does not have any defined dates for the beginning of construction and commercial start-up. To date, Neltume has been financed primarily with internally generated funds. The accrued investment as of December 31, 2016 was Ch$ 20,356 million, including the impairment loss and write-off mentioned above.

Piruquina Hydroelectric Project

The Piruquina hydroelectric project is expected to be located in Los Lagos region, on Chiloé Island, and would use water from the Carihueico River. The future of this project is uncertain. If completed, it would consist of an 8 MW installed capacity mini hydroelectric power plant and would be connected to the SIC at the Pid-Pid substation, through a 6 kilometer 23 kV transmission line.

This project has all the engineering studies and principal permits required, as well as the favorable RCA issued on November 10, 2009 and the Hydraulic Work Permit granted on August 6, 2014 that approves and authorizes the construction of hydraulic works for the power plant.

However, we have placed Piruquina on hold mainly due to the drop in energy prices in the market. This project has been financed primarily with internally generated funds. The accrued investment as of December 31, 2016 was Ch$ 2,823 million.

Major Encumbrances

As of December 31, 2016, we have full ownership of our assets and they are not subject to material encumbrances.

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

NCRE plants provide energy with minimal environmental impact and without CO2 emissions. They are therefore considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

Enel, our ultimate controlling shareholder, announced in October 2015 that it will no longer build coal power plants because it considers the technology to be counterproductive to its goal of being carbon neutral by 2050. Closures of existing coal power plants are scheduled at the end of their life cycles. The lost capacity will be substituted with more environmentally friendly types of generation, focusing on NCRE.  This announcement is aligned with the Energy Agenda that the Chilean government released in May 2014. Among its objectives are facilitating the incorporation of NCRE sources and promoting the efficient use of energy.

Our NCRE facilities are: (i) Canela I wind farm with 18 MW of installed capacity and 11 self-generators, which has been in operation since 2007, (ii) Canela II wind farm with 60 MW of installed capacity and 40 self-generators, which has been in operation since 2009, and (iii) Ojos de Agua pass-through mini-hydro power plant with 9 MW of installed capacity, which has been in operation since 2008. In addition, we are constructing Los Cóndores project (see above), a run-of-the river hydroelectric power plant, which will displace thermal units in the SIC, and we are improving the efficiency of some of our power plants.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our consolidated financial statements as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation plants in Chile. Our consolidated revenues, income and cash flows primarily come from our core business, electricity generation. In 2016 and 2015, all of our consolidated revenues came from the generation business, while in 2014, 99.2% of our consolidated revenues came from the generation business.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in economic conditions may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

a.	Hydrological Conditions

A substantial part of our generation capacity depends on the prevailing hydrological conditions. Our installed capacity as of December 31, 2016, 2015 and 2014 was 6,351 MW, of which 54.6% was hydroelectric for the three years. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 9,078 GWh, 11,842 GWh and 11,561 GWh in 2016, 2015 and 2014, respectively. Our 2016 hydroelectric generation was lower than 2015 mainly due to slightly drier hydrological conditions. In addition, some important reservoirs are still at low levels due to several years of drought since 2010, characterized by low rainfalls and a poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of hydrology as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought. In Chile, the months that typically have the most precipitation are May through August, and the months when snow and ice melts typically are October through March, providing water flow to our lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them concentrated in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions as dry, wet or normal, although there are many other possible scenarios. Extreme hydrological conditions materially affect our operating results and financial conditions. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric, thermal and NCRE generation, which is constantly being defined by the CDEC to minimize the operating cost of the entire system. Pass-through hydroelectric generation is almost always the least expensive method to generate electricity and normally has a marginal cost close to zero. In the case of reservoirs, Chilean authorities assign a cost for the use of water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. This is the case of Laja Lake, which is used as a reference for the SIC. The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

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

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand and supply, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

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

In the last few years, hydrological conditions in Chile have been below the historical average.

b.	Selective Regulatory Developments

The regulatory framework governing our business has a material effect on our operating results. In particular, regulators set not only energy prices, taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, but also technical standards based on environmental, health and social considerations, among others.

For additional information relating to the regulatory framework, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

c.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “Item 3. Key Information — D. Risk Factors — Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.”

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the Chilean peso may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, costs for purchases of energy and fuels in the international markets, costs or revenues from buying and selling in the spot market and U.S. dollar-denominated assets and liabilities.

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2016		2015		2014
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	676.67	669.47	654.66	710.16	570.40	606.75

Source: Central Bank of Chile

d.	Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies with reference to the preparation of our consolidated financial statements under IFRS are those described below.

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

The recoverable amount is the greater of (i) the fair value less the cost needed to sell and (ii) the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets that form part of a cash generating unit, we use value in use criteria in nearly all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units, revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, with estimates of cash flows for future years based on applying a reasonable growth rate of 4.6% for 2016 and 4.5% for each of 2015 and 2014, and a unique growth rate applied for the entire forecasted period that is also in line with the average long-term growth rates for the electricity sector.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business in Chile. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity.

The pre-tax nominal discount rates applied in 2016, 2015 and 2014 are as follows:

		Year ended December 31,
		2016		2015		2014
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	12.2%		12.7%		9.6%	13.0%

If the recoverable amount is less than the net carrying amount of the cash generating unit, the corresponding impairment loss provision is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset other than goodwill in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. Impairment adjustments to goodwill are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 22 of the Notes to our consolidated financial statements as of December 31, 2016, we recognized provisions for legal and tax proceedings in an aggregate amount of Ch$ 4.7 billion as of December 31, 2016. This amount was based on consultations with our legal and tax advisors, who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

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

The effect of an increase of 100 basis points in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 1.0 billion and Ch$ 0.9 billion as of December 31, 2016 and 2015, respectively, and the effect of a decrease of 100 basis points in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 1.2 billion and Ch$ 1.1 billion as of December 31, 2016 and 2015, respectively.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015

I. Analysis of Results from Continuing Operations

In 2016, hydrological conditions were slightly drier than in 2015 and adversely affected our hydroelectric generation. However, our Bocamina and San Isidro thermal plants generated during the full year 2016, compared to 2015 during which they only operated partially, which helped to offset our lower hydroelectric generation. In 2015, Bocamina operated for only five months due to legal issues and San Isidro generated at half of its capacity due to the lack of water needed to produce energy as a combined-cycle power plant.

In 2016, despite the drought that especially affected southern Chile, where most of our plants are located, the marginal cost of electricity decreased mainly as a consequence of: (i) higher thermal generation, and a greater reliance on coal, with its lower marginal cost in relation to LNG; (ii) low international prices, and (iii) the commissioning of new NCRE plants into the system.

As result, we were able to cover our energy deficit in the spot market at lower prices, partially offsetting our higher physical purchases, and to reduce our fuel consumption cost.  The combination of these factors, among others, contributed to increase our operating income in 2016 compared to 2015. Please refer to “Operating Income and Operating Margin from Continuing Operations” below.

Revenues from Continuing Operations

For the years ended December 31, 2016 and 2015, all of our consolidated revenues from continuing operations originated from our core generation business.

The following tables set forth our total revenues from continuing operations, physical energy sales and generation (expressed in GWh), and the corresponding changes for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Revenues	1,659,727	1,543,810	115,917	7.5

	Year ended December 31,
	2016	2015	Change	Change
	(in GWh)			(in %)
Energy Sales	23,689	23,558	131	0.6

	Year ended December 31,
	2016	2015	Change	Change
	(in GWh)			(in %)
Generation	17,564	18,294	(730)	(4.0)

Revenues increased by Ch$ 115.9 billion, or 7.5%, in 2016 compared to 2015, primarily due to (i) Ch$ 53.1 billion as a result of a 3.6% increase in average energy sale prices, (ii) Ch$ 40.6 billion of higher natural gas sales, mainly related to exports to Argentina, (iii) Ch$ 15.9 billion increase in other income mainly related to better results in commodity hedges in Enel Generación Chile (Ch$ 9.0 billion) and insurance indemnification for damage to the Tarapacá power plant (Ch$ 6.5 billion), and (iv)  Ch$ 8.2 billion from increased physical sales of 131 GWh, an increase of 0.6%, mostly to regulated customers.

Total Operating Costs from Continuing Operations

Total operating costs from continuing operations consist primarily of energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs from continuing operations in Chilean pesos and as a percentage of total consolidated operating costs from continuing operations for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016		2015
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	335,732	27.3%	320,732	28.1%
Fuel consumption	295,149	24.0%	327,503	28.7%
Transportation costs	192,503	15.7%	179,691	15.7%
Depreciation, amortization and impairment losses(1)	163,386	13.3%	115,042	10.1%
Other expenses(1)	119,303	9.7%	90,340	7.9%
Employee benefit expense and others(1)	50,592	4.1%	55,719	4.9%
Other variable procurement and services	71,676	5.8%	52,965	4.6%
Total Operating Cost from Continuing Operations	1,228,341	100%	1,141,991	100%

(1)	Corresponds to selling and administration expenses.

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) from continuing operations for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Operating costs (excluding selling and administrative expenses) from continuing operations	895,060	880,891	14,169	1.6%

Operating costs (excluding selling and administrative expenses) from continuing operations, increased by Ch$ 14.2 billion, or 1.6%, in 2016 compared to 2015, mainly due to (i) Ch$ 18.7 billion of higher other variable procurement and services costs mostly attributable to Ch$ 31.9 billion of higher costs in the gas commercialization business, (ii) increased purchases of energy of Ch$ 15.0 billion due to higher physical purchases of 861 GWh, an increase of 16.3%, mostly in the spot market, and (iii) Ch$ 12.8 billion of higher transportation costs due to higher tolls. This increase was partially offset by (i) Ch$ 32.4 billion of lower fuel consumption costs mainly due to lower average prices, given the decrease of international commodity prices, which accounted for Ch$ 93.9 billion of the decrease, partially offset by Ch$ 69.3 billion related to higher thermal generation and by (ii) Ch$ 15.9 billion lower costs related to the lease agreement with Gener to use its Nueva Renca combined-cycle power plant, allowing us to use our available LNG, which directly compensates other variable procurement and services costs.

Selling and Administrative Expenses from Continuing Operations

Selling and administrative expenses from continuing operations relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses from continuing operations in Chilean pesos, and as a percentage of total selling and administrative expenses from continuing operations, for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016		2015
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Depreciation, amortization and impairment losses	163,386	49.0%	115,042	44.1%
Other expenses	119,303	35.8%	90,340	34.6%
Employee benefit expense and others	50,592	15.2%	55,719	21.3%
Total Selling and Administrative Expenses from Continuing Operations	333,281	100%	261,100	100%

The following table sets forth a comparison of our consolidated selling and administrative expenses from continuing operations between the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Total Selling and Administrative Expenses from Continuing Operations	333,281	261,100	72,181	27.6

Selling and administrative expenses from continuing operations increased by Ch$ 72.2 billion, or 27.6%, in 2016 compared to 2015, mainly due to (i) higher impairment losses of property, plant and equipment of Ch$ 40.6 billion related to a recognition in 2016 of Ch$ 24.2 billion of impairment charges related to the Neltume (Ch$ 20.5 billion) and Choshuenco (Ch$ 3.7 billion) projects and an increase of Ch$ 4.1 billion impairment of capitalized investments in NCRE projects between 2016 and 2015, compared to income in 2015 of Ch$ 12.6 billion due to the reversal of impairment charges associated with the Tarapacá power plant; and (ii) higher other fixed costs of Ch$ 29.0 billion mostly attributable to the write-off of Ch$ 32.8 billion of property, plant and equipment related to the waiver of water rights associated with the Bardón, Chillán 1 and 2, Futaleufú, Hechún, Puelo, Tames 2 and Totoralillo hydroelectric projects, which was partially offset by Ch$ 4.1 billion in lower expenses of outsourced services, compared to 2015 in which we incurred higher costs related to the corporate reorganization.

Operating Income and Operating Margin from Continuing Operations

The following table sets forth our operating income and operating margin from continuing operations, for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Operating income from continuing operations	431,386	401,819	29,568	7.4%
Operating margin from continuing operations(1)	26.0%	26.0%	—	—

(1)	Operating margin from continuing operations represents operating income from continuing operations as a percentage of revenues from continuing operations.

The 7.5% increase in revenues from continuing operations offset a slight increase in operating costs (excluding selling and administrative expenses) from continuing operations of 1.6% and a 27.6% increase in selling and administrative expenses from continuing operations and contributed to a 7.4% increase in our operating income in 2016 compared to 2015, while keeping operating margin steady at 26%.

Financial and Other Results from Continuing Operations

The following table sets forth our financial and other results from continuing operations for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Financial results from continuing operations
Financial income	6,151	235	5,916	n.a.
Financial costs	(55,702)	(64,207)	8,505	(13.2)%
Gains from indexed assets and liabilities, net	606	3,600	(2,994)	(83.2)%
Foreign currency exchange differences	13,266	(53,880)	67,147	n.a.
Total financial results from continuing operations	(35,679)	(114,252)	78,574	(68.8)%

Other results from continuing operations
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	7,878	8,905	(1,027)	(11.5)%
Gain from other investments	121,457	4,309	117,148	n.a.
Loss from sales of assets	34	(294)	327	n.a.
Total other results from continuing operations	129,369	12,920	116,449	n.a.
Total financial and other results from continuing operations	93,691	(101,332)	195,022	(192.5)%

Financial Results from Continuing Operations

Our financial results from continuing operations for the year ended December 31, 2016 was an expense of Ch$ 35.7 billion, an increase of Ch$ 78.6 billion, or 68.8%, compared to 2015. This increase is primarily due to lower charges for foreign currency exchange differences of Ch$ 67.1 billion, mainly as a result of the lower Chilean peso value of the U.S. dollar intercompany debt owed to Enel Américas for Ch$ 48.0 billion and the higher gain in forward contracts for Ch$ 14.4 billion.

Other Results from Continuing Operations

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method for the year ended December 31, 2016 was Ch$ 7.9 billion, a decrease of Ch$ 1.0 billion, or 11.5%, as compared to 2015, primarily because we sold our former associate GNL Quintero in September 2016, while in 2015 we recognized a full year of operations of GNL Quintero.

Gain from other investments was Ch$ 121.5 billion in 2016, an increase of Ch$ 117.1 billion compared to 2015. This increase was primarily due to the gain of Ch$ 121.3 billion from the sale of our former associate GNL Quintero, when compared to the gains recognized in 2015 of Ch$ 4.2 billion arising from the sale of our former associate Túnel El Melón in January 2015.

Income Tax Expense from Continuing Operations

Total income tax expenses from continuing operations totaled Ch$ 83.2 billion in 2016, an increase of Ch$ 6.6 billion compared to 2015.

The increase in total income tax expenses from continuing operations was mainly due to Ch$ 4.5 billion related to the increase of the statutory tax rate from 22.5% to 24% and Ch$ 53.9 billion higher income from continuing operations effect for the year ended December 31, 2016, including Ch$ 28.1 billion of higher taxes due to the effect generated by the sale of our former associate GNL Quintero. These increases were partially offset by Ch$ 18.8 billion of tax benefits gained as part of the corporate simplification process related to generating companies in Chile, Ch$ 10.8 billion of lower taxes on taxable price-level readjustment of investments, Ch$ 5.6 billion lower deferred taxes associated with our investments in Peru and Ch$ 16.4 lower income taxes due to other different concepts of non-taxable revenues. These decreases resulted in the decrease of the effective income tax rate.

The effective tax rate was 15.9% in 2016 compared to 25.5% in 2015. For further details, please refer to note 32 of the Notes to our consolidated financial statements.

Income from Continuing Operations and Net Income

The following table sets forth our consolidated income from continuing operations before income taxes, income tax expenses from continuing operations, income after tax for the year from discontinued operations and net income for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Operating income from continuing operations	431,386	401,819	29,568	7.4%
Total financial and Other results from continuing operations	93,691	(101,332)	195,022	n.a.
Income from continuing operations before income taxes	525,077	300,487	224,590	74.7%
Income tax expense, continuing operations	(83,217)	(76,656)	(6,561)	8.6%
Net Income from continuing operations	441,860	223,831	218,029	97.4%
Net Income from discontinued operations	79,572	411,190	(331,617)	(80.6)%
Net income	521,432	635,021	(113,588)	(17.9)%
Net income attributable to the parent company	472,558	392,868	79,690	20.3%
Net income attributable to non-controlling interest	48,874	242,153	(193,279)	(79.8)%

The decrease in net income attributable to non-controlling interests of Ch$ 193.2 billion in 2016 compared to 2015 is primarily due to the decrease of the net income attributable to the non-controlling interests from discontinued operations as a result of the separation of businesses that occurred on March 1, 2016, which resulted in only two months of discontinued operations results for 2016 compared to a full year for 2015. On that date, we transferred all of our ownership in foreign companies to a newly formed company Endesa Américas, which in December 2016 merged with and into Enel Américas. See “Item 4. Information on the Company — A. History and Development of the Company —the 2016 Reorganization.” Therefore, our consolidated statement of comprehensive income for 2016 includes only two months of contribution from foreign companies, compared to twelve months included in 2015. The details of non-controlling interests is listed on Note 24.6 of the Notes to our consolidated financial statements.

II. Analysis of Results from Discontinued Operations

Net income from discontinued operations decreased by Ch$ 332 billion in 2016 compared to 2015. The decrease is a direct result of the separation of businesses that occurred on March 1, 2016. On that date, we transferred all of our ownership in foreign companies to a newly formed company, Endesa Américas. See “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization.”

In 2016, the Ch$ 80 billion net income after taxes from discontinued operations represents the results of the non-Chilean generation business for only the two-month period ended February 29, 2016, while in 2015 the Ch$ 411 billion net income after tax from discontinued operations represents results of the non-Chilean generation business for the twelve months ended December 31, 2015.

The following table sets forth the breakdown by nature of the line item “Net Profit after tax from discontinued operations” for the two-month period ended February 29, 2016 and the year ended December 31, 2015:

	For the two months ended February 29, 2016	For the year ended December 31, 2015
	(In millions of Ch$)

Revenues	229,075	1,238,466
Other operating income	6,648	64,649
Total Revenue and Other Operating Income	235,723	1,303,115

Raw materials and consumables used	(95,954)	(481,747)
Contribution Margin	139,770	821,368

Other work performed by the entity and capitalized	1,188	11,938
Employee benefits expense	(11,609)	(85,229)
Depreciation and amortization expense	—	(108,406)
Impairment losses	(907)	(4,813)
Other expenses	(16,296)	(73,277)
Operating income	112,146	561,581

Other gains, net	42	(509)
Financial income	2,780	59,300
Financial costs	(21,057)	(87,794)
Share of profit of investments accounted for using the equity method	6,376	38,680
Foreign currency exchange gain (losses), net	25,485	96,181
Profit before income taxes	125,772	667,439
Income tax expense, discontinued operations	(46,200)	(256,249)
NET PROFIT FROM DISCONTINUED OPERATIONS	79,572	411,190

Net profit from discontinued operations attributable to:
Shareholders of Enel Generación Chile	39,759	180,546
Non-controlling interests	39,813	230,643
NET PROFIT FROM DISCONTINUED OPERATIONS	79,572	411,190
3.	Analysis of Results of Operations for the years ended December 31, 2015 and 2014

I. Analysis of Results from Continuing Operations

For the first seven months of 2015, hydrological conditions were less favorable than average. During this period, we reduced our thermal generation due to the shutdown of Bocamina I and II. In the spot market, prices were higher than normal despite lower commodity prices. Our generation was lower than our contracted sales and we covered our physical energy deficit in the spot market, resulting in higher energy purchase costs. As of July 2015, Bocamina I and II were in service again, and in August 2015 hydrological conditions improved.  Therefore, in the last five months of 2015, we generated at normal levels, and experienced better operating income compared to the same period in 2014. Please refer to “Operating Income and Operating Margin from Continuing Operations” below.

Revenues from Continuing Operations

The following table sets forth the revenues by business, as a percentage of total consolidated revenues from continuing operations, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(as a % of total)
Generation	100%	99.2%
Other businesses and intercompany transaction adjustments(1)	—	0.8%
Total consolidated revenues from continuing operations	100%	100%

(1)

We believe that our revenues from continuing operations that are unrelated to the electricity business are immaterial and do not affect the analysis of our consolidated financial statements. These revenues came mainly from a tunnel concession, which was sold in January 2015.

The following tables set forth our total revenues from continuing operations, physical energy sales and generation (expressed in GWh), and the corresponding changes for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)		(in %)
Revenues	1,543,810	1,230,975	312,835	25.4%

	Year ended December 31,
	2015	2014	Change	Change
	(in GWh)		(in %)
Energy sales	23,558	21,156	2,402	11.4%

	Year ended December 31,
	2015	2014	Change	Change
	(in GWh)		(in %)
Generation	18,294	18,063	231	1.3%

Revenues increased by Ch$ 312.8 billion, or 25.4%, in 2015 compared to 2014, mainly due to (i) Ch$153.6 billion as a result of a 16.0% increase in average energy sale prices, (ii) Ch$ 88.9 billion as a result of increased physical sales of 2,402 GWh, an increase of 11.3%, due to both increased contractual sales, especially to distributors, and increased sales in the spot market, and (iii) Ch$69.9 billion of higher revenues contributed by GasAtacama Chile, a consolidated entity since May 2014.

Total Operating Costs from Continuing Operations

Total operating costs from continuing operations consist primarily of energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs from continuing operations in Chilean pesos, and as a percentage of total consolidated operating costs from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	320,732	28.1%	288,443	29.5%
Fuel consumption	327,503	28.7%	305,479	31.2%
Transportation costs	179,691	15.7%	142,831	14.6%
Depreciation, amortization and impairment losses(1)	115,042	10.1%	113,766	11.6%
Other expenses(1)	90,340	7.9%	66,336	6.8%
Employee benefit expense and others(1)	55,719	4.9%	48,394	4.9%
Other variable procurement and services	52,965	4.6%	13,464	1.4%
Total Operating Cost from Continuing Operations	1,141,991	100%	978,712	100%

(1)	Corresponds to selling and administration expenses.

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Operating costs (excluding selling and administrative expenses) from continuing operations	880,891	750,217	130,675	17.4%

Operating costs (excluding selling and administrative expenses) from continuing operations, increased by Ch$ 130.7 billion, or 17.4%, in 2015 compared to 2014,  mainly due to (i) Ch$ 39.5 billion of higher other variable procurement and services costs mostly attributable to (a) Ch$ 23.7 billion related to the cost of the agreement with Gener’s Nueva Renca combined-cycle power plant, that allow us to use our available LNG and (b) Ch$ 9.4 billion of higher water transportation costs for the operation of the San Isidro power plant, (ii) Ch$ 36.9 billion of higher gas transportation costs related to additional energy purchases, (iii) Ch$ 22.0 billion of higher fuel consumption costs mainly due to higher coal consumption costs of Ch$ 16.0 billion, and (iv) increased purchases of energy on the spot market of Ch$ 32.2 billion due to higher sales.

Selling and Administrative Expenses from Continuing Operations

Selling and administrative expenses from continuing operations relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses from continuing operations in Chilean pesos, and as a percentage of total selling and administrative expenses from continuing operations, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Depreciation, amortization and impairment losses	115,042	44.1%	113,766	49.8%
Other expenses	90,340	34.6%	66,336	29.0%
Employee benefit expense and others	55,719	21.3%	48,394	21.2%
Total Selling and Administrative Expenses from Continuing Operations	261,100	100%	228,496	100%

The following table sets forth a comparison of our consolidated selling and administrative expenses from continuing operations between the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Total Selling and Administrative Expenses from Continuing Operations	261,100	228,496	32,605	14.3

Total selling and administrative expenses from continuing operations increased by Ch$ 32.6 billion, or 14.3%, in 2015 compared to 2014, mainly due to (i) higher other fixed costs of Ch$ 24.0 billion mostly attributable to increased costs related to the corporate reorganization and higher fines for sanctions and litigations and (ii) higher charges for depreciation of Ch$ 2.8 billion from the full consolidation of GasAtacama Chile.

Operating Income and Operating Margin from Continuing Operations

The following table sets forth our operating income and operating margin from continuing operations, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in%)
Operating income from continuing operations	401,819	252,262	149,556	59.3%
Operating margin from continuing operations(1)	26.0%	20.5%	—	—

(1)	Operating margin from continuing operations represents income from continuing operations as a percentage of revenues from continuing operations.

The 25.4% increase in revenues from continuing operations offset the 17.4% increase in operating costs (excluding selling and administrative expenses) from continuing operations and a 14.3% increase in selling and administrative expenses from continuing operations and contributed to a 59.3% increase in our operating income in 2015 compared to 2014 and an increase in operating margin from 20.5% to 26.0%.

Financial and Other Results from Continuing Operations

The following table sets forth our financial and other results from continuing operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in%)
Financial results from continuing operations
Financial income	235	1,586	(1,351)	(85.2)%
Financial costs	(64,207)	(71,617)	7,411	10.3%
Gain from indexed assets and liabilities	3,600	13,926	(10,326)	(74.1)%
Foreign currency exchange differences	(53,880)	(21,240)	(32,640)	n.a.
Total financial results from continuing operations	(114,252)	(77,345)	(36,907)	47.7%

Other results from continuing operations
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	8,905	(54,353)	63,258	n.a.
Gain from other investments	4,309	42,652	(38,342)	(89.9)%
Loss from sales of assets	(294)	—	(294)	n.a.
Total other results from continuing operations	12,920	(11,702)	24,622	n.a.
Total financial and other results from continuing operations	(101,332)	(89,047)	(12,285)	13.8%

Financial Results from Continuing Operations

Our financial results from continuing operations for the year ended December 31, 2015 was an expense of Ch$ 114.3 billion, an increase of Ch$ 36.9 billion, or 47.7%, compared to 2014. This increase was primarily due to higher charges for foreign currency exchange differences of Ch$ 32.6 billion, mainly as a result of the devaluation of the Chilean peso against the U.S. dollar that affected the valuation of intercompany debt owed to Enel Américas.

Other Results from Continuing Operations

Our share of the profit (loss) of associates and joint venture investments accounted for using the equity method for the year ended December 31, 2015 was Ch$ 8.9 billion, an increase of Ch$ 63.3 billion compared to 2014, primarily due to the non-recurring impairment loss of Ch$ 69.1 billion recorded in December 2014 in connection with HidroAysén project, due to our decision not to proceed with this project. This decision was based on the uncertainty of recovering the investment made in the project, mainly as a consequence of the long judicial process in order to obtain environmental approvals.

Gain from other investments was Ch$ 4.3 billion in 2015, a Ch$ 38.3 billion decrease, or 89.9%, compared to 2014. This decrease was primarily due to the non-recurring gain of Ch$ 42.6 billion recorded in 2014 arising from the revaluation of the 50% pre-existing investments in GasAtacama Chile and the recognition of its accumulated currency exchange differences.

Income Tax Expense from Continuing Operations

Total income tax expense from continuing operations totaled Ch$ 76.7 billion in 2015, a decrease of Ch$ 17.4 billion compared to 2014. The effective tax rate was 25.5% in 2015 compared to 57.6% in 2014.

The decrease in total income tax expense from continuing operations and the effective tax rate was mainly due to the absence in 2015 of an adjustment recognized as a net deferred tax liability of Ch$ 60.0 billion in 2014, following the tax reform enacted in Chile on September 29, 2014, partially offset by an increase in income tax expense from continuing operations in 2015 of Ch$ 42.6 billion, related to the improvement of our financial results. The 2014 tax reform established a gradual increase in the taxation rate until 2018 and is expected to slightly affect our results in the future, considering that the main impacts on deferred taxes have been already recognized.

Income from Continuing Operations and Net Income

The following table sets forth our consolidated income from continuing operations before income taxes, income tax expenses from continuing operations, income after tax from discontinued operations, and net income for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)		(in %)
Operating income from continuing operations	401,819	252,262	149,556	59.3%
Total financial and other results from continuing operations	(101,332)	(89,047)	(12,285)	(13.8)%
Income from continuing operations before income taxes	300,487	163,215	137,272	84.1%
Income tax expense, continuing operations	(76,656)	(94,058)	17,402	18.5%
Net income from continuing operations	223,831	69,157	154,674	n.a.
Net income from discontinued operations	411,190	489,916	(78,726)	(16.1)%
Net income	635,021	559,073	75,948	13.6%
Net income after tax from continuing operations attributable to the Parent Company	392,868	276,027	116,841	42.3%
Net income after taxes from continuing operations attributable to non-controlling interest	242,153	283,050	(40,897)	(14.4)%

The decrease in net income after tax from continuing operations attributable to non-controlling interests of Ch$ 40.9 billion in 2015 compared to 2014 is primarily due to discontinued operations due to the Ch$ 56.3 billion decrease of net income after tax from discontinued operations attributable to the non-controlling interests of Emgesa as well as to the Ch$ 11.3 billion decrease of net income after tax from discontinued operations attributable to the non-controlling interests of Costanera in 2015. This was partially offset by a Ch$ 32.2 billion increase of net income after tax from discontinued operations attributable to the non-controlling interests of El Chocón in 2015, mainly due to corresponding increases and decreases in net income of our subsidiaries that were contributed to Endesa Américas in the spin-off. The controlling and economic interest of these subsidiaries is the same in both years.

II. Analysis of Results from Discontinued Operations

The following table sets forth the revenues by geographical location, as a percentage of our total consolidated revenues from discontinued operations years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(as a % of total)
Argentina	10.8	8.7
Colombia	59.8	62.0
Peru	29.3	29.1
Chile	0.3	0.4
Intercompany transaction adjustments(1)	(0.2)	(0.2)
Total revenues from discontinued operations	100	100

(1)

We believe that our revenues from operations in Chile that are unrelated to the electricity generation business are immaterial and do not affect the analysis of our financial statements. Revenues that are not related to the electricity generation business come mainly from engineering services provided to our entities in Argentina and Peru.

The following tables set forth our revenues from discontinued operations, physical energy sales and generation (expressed in GWh) by geographical location, in each case for the years ended December 31, 2015 and 2014:

	Year ended December 31,
Revenues	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Argentina	140,399	105,265	35,134	33.4%
Colombia	778,756	753,373	25,383	3.4%
Peru	382,452	353,795	28,657	8.1%
Chile	4,082	5,161	(1,079)	(20.9)%
Consolidation adjustment foreign entities	(2,574)	(2,035)	(539)	(26.5)%
Total revenues from discontinued operations	1,303,115	1,215,559	87,556	7.2%

	Year ended December 31,
Energy Sales	2015	2014	Change	Change
	(in GWh)			(in %)
Argentina	11,968	10,442	1,526	14.6%
Colombia	16,886	15,773	1,113	7.1%
Peru	8,633	9,320	(687)	(7.4)%
Total sales from discontinued operations	37,487	35,535	(1,952)	(5.5)%

	Year ended December 31,
Generation	2015	2014	Change	Change
	(in GWh)			(in %)
Argentina	11,405	9,604	1,801	18.8%
Colombia	13,705	13,559	146	1.1%
Peru	8,218	8,609	(391)	(4.5)%
Total generation from discontinued operations	33,328	31,772	1,556	4.9%

Revenues from operations in Argentina grew by 33.4%, or Ch$ 35.1 billion, in 2015. This increase was explained by Ch$ 25.7 billion greater revenues in Costanera compared to 2014, comprised of Ch$ 8.8 billion due to tariff increases related to Resolution 482/2015, Ch$ 5.6 billion due to 1,195 GWh higher thermal dispatch, and Ch$ 3 billion related to its combined-cycle availability contracts executed with the Secretary of Energy. In addition, El Chocón’s revenues increased by Ch$ 9.8 billion, mostly due to Ch$ 7.6 billion related to 607 GWh higher hydroelectric dispatch because of improved hydrological conditions and Ch$ 2.6 billion attributable to higher tariffs related to Resolution 482/2015.

Revenues from operations in Colombia grew by 3.4%, or Ch$ 25.4 billion in 2015, due to Ch$ 60.2 billion higher physical sales of 1,113 GWh, mainly contracted sales, and Ch$ 90.2 billion increase related to higher sales prices on the spot market as a result of drought caused by El Niño phenomenon. These increases were partially offset by a Ch$ 124.1 billion loss due to the devaluation of the Colombian peso in relation to the Chilean peso, which resulted in a 16.5% decline in terms of Chilean peso in 2015 as compared to 2014.

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

Operating Costs from Discontinued Operations

Operating costs from discontinued operations consist primarily of energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our operating costs from discontinued operations in Chilean pesos, and as a percentage of our consolidated operating costs from discontinued operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	181,642	24.5%	108,349	18.3%
Fuel consumption	140,546	19.0%	100,755	17.0%
Transportation costs	104,202	14.1%	103,553	17.5%
Other raw materials and combustibles	55,357	7.5%	56,584	9.5%
Other expenses(1)	73,291	9.9%	60,036	10.1%
Employee benefit expense and other(1)	73,291	9.9%	57,341	9.7%
Depreciation amortization expense and impairment losses(1)	113,219	15.3%	105,894	17.9%
Total Operating Costs from discontinued operations	741,548	100.0%	592,512	100.0%

(1)	Corresponds to selling and administration expenses

The table below sets forth our total consolidated operating costs (excluding selling and administrative expenses) from discontinued operations by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)		(in %)
Argentina	9,172	15,204	(6,032)	(39.7)%
Colombia	321,529	220,303	101,226	45.9%
Peru	151,046	133,735	17,311	12.9%
Total operating cost (excluding selling and administrative expenses) from discontinued operations	481,747	369,242	112,505	30.5%

In Argentina, total operating costs (excluding selling and administrative expenses) from discontinued operations decreased by Ch$ 6.0 billion, or 39.7%, in 2015 as compared to 2014. This decline was comprised of Ch$ 2.3 billion in Costanera and Ch$ 2.2 billion in El Chocón due to lower energy purchases because of the termination of sales contracts, which were not renewed based on current regulations.

In Colombia, total operating costs (excluding selling and administrative expenses) from discontinued operations increased by Ch$ 101.2 billion, or 45.9%, in 2015 as compared to 2014, mainly attributable to Ch$ 95.2 billion higher energy purchases due to higher spot prices, which in turn were a result of the drought, and Ch$ 35.4 billion related to 550 MWh higher thermal generation. These increases were partially offset by a Ch$ 36.5 billion gain due to the devaluation of the Colombian peso in relation to the Chilean peso.

In Peru, total operating costs (excluding selling and administrative expenses) from discontinued operations increased by Ch$17.3 billion, or 12.9%, in 2015 as compared to 2014, mainly due to a Ch$ 20.0 billion higher cost related to the appreciation of the Peruvian sol in relation to the Chilean peso. This increase was partially offset by a Ch$ 2.8 billion decrease related to lower spot prices.

Selling and Administrative Expenses from Discontinued Operations

Selling and administrative expenses from discontinued operations relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses and office materials and supplies.

The following table sets forth our selling and administrative expenses from discontinued operations in Chilean pesos and as a percentage of our consolidated total selling and administrative expenses from discontinued operations, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Other expenses	73,291	28.2%	60,036	26.9%
Employee benefit expense and other	73,291	28.2%	57,341	25.7%
Depreciation amortization expense and impairment losses	113,219	43.6%	105,894	47.4%
Total selling and administrative expenses from discontinued operations	259,800	100.0%	223,271	100.0%

The following table sets forth our selling and administrative expenses from discontinued operations by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Selling and administrative expenses from discontinued operations
Argentina	83,942	62,106	21,836	35.2%
Colombia	84,362	83,538	824	1.0%
Peru	91,750	78,902	12,848	16.3%
Chile	2,320	760	1,560	n.a.
Consolidation adjustments	(2,574)	(2,035)	(539)	26.5%
Total selling and administrative expense from discontinued operations	259,800	223,271	36,529	16.4%

Selling and administrative expenses from discontinued operations increased by Ch$ 36.5 billion, or 16.4%, during 2015 compared to 2014, mainly as explained below.

In Argentina, selling and administrative expenses from discontinued operations increased by Ch$ 21.8 billion, or 35.2%, primarily due to higher payroll expenses of Ch$ 12.8 billion following increases in the workforce and in wages and benefits during 2015 and higher depreciation and amortization expenses of Ch$ 5.5 billion.

In Peru, selling and administrative expenses from discontinued operations increased by Ch$ 12.8 billion, or 16.3%, mainly due to higher depreciation and amortization expenses of Ch$ 3.8 billion and Ch$ 3.5 billion of impairment losses due to Ch$ 4.7 billion attributable to the impairment of debt in 2015.

Operating Margin from Discontinued Operations

The following table sets forth our operating margin from discontinued operations by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in %)
Operating margin from discontinued operations
Argentina	33.7%	26.6%
Colombia	47.9%	59.7%
Peru	36.5%	39.9%
Total operating margin from discontinued operations	43.1%	51.3%

Our operating margin from discontinued operations, or operating income from discontinued operations as a percentage of our revenues from discontinued operations, decreased to 43.1% as of December 31, 2015 as compared to 51.3% for 2014.

This was due to lower operating margins from discontinued operations in Colombia and Peru, partially offset by higher operating margins from discontinued operations in Argentina. Operating margin from discontinued operations in Argentina improved from 26.6% to 33.7% mainly as a consequence of higher tariffs related to Resolution 482/2015 and higher dispatch. The lower operating margin from discontinued operations in Colombia was due to the higher increase of operating costs of 33.6% in comparison to an increase of 3.4% of revenues, mainly related to devaluation of the Colombian peso in relation to the Chilean peso. The operating margin from discontinued operations in Peru decreased from 39.9% to 36.5% mainly due to a 14.2% increase in total operating costs in contrast with an increase in revenues of 8.1%.

Operating Income from Discontinued Operations

The following table sets forth our operating income from discontinued operations by geographical location for the years 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Operating income from discontinued operations
Argentina	47,284	27,955	19,329	69.1%
Colombia	372,865	449,533	(76,668)	(17.1)%
Peru	139,656	141,158	(1,502)	(1.1)%
Chile	1,762	4,401	(2,639)	(60.0)%
Total operating income from discontinued operations	561,567	623,047	(61,480)	(9.9)%

Financial and Other Results from Discontinued Operations

The following table shows our financial and other results from discontinued operations for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)		(in %)
Financial results from discontinued operations
Financial income	59,300	93,968	(34,668)	(36.9)%
Financial costs	(87,794)	(65,211)	(22,583)	34.6%
Foreign currency exchange gains (losses), net	96,181	(20,193)	116,374	n.a.
Total financial results from discontinued operations	67,687	8,564	59,123	n.a.

Other results from discontinued operations
Share of the profit of associates and joint ventures accounted for using the equity method	38,680	61,598	(22,918)	(37.2)%
Gain from other investments	—	668	(668)	n.a.
Gain (loss) from the sale of assets	(509)	82	(591)	n.a.
Total other results from discontinued operations	38,171	62,348	(24,177)	(38.8)%
Total financial and other results from discontinued operations	105,858	70,912	34,946	49.3%

Financial Results from Discontinued Operations

Our financial results from discontinued operations for the year ended December 31, 2015 was a profit of Ch$ 67.7 billion, a Ch$ 59.1 billion increase compared to 2014. This result was mainly explained by a Ch$ 116.4 billion gain mainly due to positive foreign currency exchange differences related to accounts receivable denominated in U.S. dollars from the Vuelta de Obligado thermal plant (“VOSA”) of Ch$ 124.8 billion. This plant was financed through the contribution of outstanding debts of CAMMESA owed to our Argentine consolidated entities. These contributions were returned with interest according to the agreement (recorded as a financial income as explained below) and recognized in U.S. dollars, based on the exchange rate as of the date on which the agreement was signed. In December 2015, a technical report confirmed that the gas plant passed all operational tests. Therefore, we accounted for the effects of the dollarization of the receivables based on the current exchange rate between the Argentine peso and the U.S. dollar.

This was partially offset by (i) Ch$ 34.7 billion lower financial income mainly due to Ch$ 84.5 billion non-recurring income recognized in 2014 because of the renegotiation of the terms of Costanera’s debt with Mitsubishi Corporation in October 2014, partially offset by Ch$ 41.6 billion higher interest accrued in accounts receivable from VOSA and (ii) Ch$ 22.6 billion higher financial costs because of greater debt of Costanera with CAMMESA of Ch$ 14.8 billion.

Other Results from Discontinued Operations

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

Income Tax Expenses from Discontinued Operations

Income tax expenses from discontinued operations was Ch$ 256.3 billion in 2015, a Ch$ 52.2 billion increase compared to 2014, mainly explained by Ch$ 53.1 billion higher expense in El Chocón due to improved financial results compared to the previous year due to the dollarization of the accounts receivable from VOSA.

The effective tax rate from discontinued operations was 38.4% in 2015 and 29.4% in 2014, mainly as result of higher taxes due to the devaluation of the Chilean peso in terms of U.S. dollar and in corporate tax rate in Colombia.

Income and Net Income from Discontinued Operations

The following table sets forth our consolidated income from discontinued operations before income tax expenses, income tax expenses from discontinued operations and net income from discontinued operations for the year ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Income from discontinued operations before income taxes	667,425	693,959	(26,534)	(3.8)%
Income tax expense from discontinued operations	(256,249)	(204,051)	(52,198)	(25.6)%
Net Income after taxes from discontinued operations	411,176	489,908	(78,732)	(16.1)%
Net income after tax from discontinued operations attributable to the parent company	180,532	220,155	(39,623)	(18.0)%
Net income after tax from discontinued operations attributable to non-controlling interests	230,643	269,753	(39,110)	(14.5)%

B.	Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We have a direct ownership in GasAtacama Chile (97.4%) and Pehuenche (92.7%), our main consolidated subsidiaries. On a stand-alone basis, we receive cash inflows from our own operating assets, from our subsidiaries, as well as from related companies. Our subsidiaries and associates’ cash flows may not always be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions.

At December 31, 2016, we had a working capital deficit (i.e., total current liabilities exceeded total current assets) of Ch$ 12 billion. As of December 31, 2015, our current assets were Ch$ 1,885 higher than our current liabilities. The 2016 working capital deficit did not represent a material amount, and cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks and related companies, and ample access to capital markets were sufficient to satisfy all of our working capital needs, debt service, dividends and routine capital expenditures.  We believe this will continue to be the case for the foreseeable future.

Our statement of cash flows for 2016 includes cash flows for two months from the non-Chilean businesses as compared to the 2015 and 2014 statements of cash flow that include 12 months of cash flows from the non-Chilean businesses (see Note 4 of the Notes to our consolidated financial statements).

Set forth below is a summary of our consolidated cash flow information (including both continued and discontinued operations) for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	(in billions of Ch$)
Net cash flows provided by operating activities	559	901	817
Net cash flows used in investing activities	(61)	(488)	(327)
Net cash flows used in financing activities	(520)	(606)	(452)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(21)	(193)	37
Effect of exchange rate changes on cash and cash equivalents	(14)	6	(24)
Cash and cash equivalents at beginning of period	150	337	324
Cash and cash equivalents at end of period	114	150	337

Set forth below is a summary of the net cash flow attributable to discontinued operations for the two months ended February 29, 2016 and for the years ended December 31, 2015 and 2014:

	Two months ended February 29,	Year ended December 31, (12 months)
	2016	2015	2014
	(in billions of Ch$)
Net cash provided by operating activities	69	473	568
Net cash flows used in investing activities	(26)	(233)	(137)
Net cash flows provided by (used in) financing activities	80	(431)	(394)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	123	(191)	38
Effects of exchange rate changes on cash and cash equivalents	(24)	5	(25)
Cash and cash equivalents at beginning of period	112	298	286
Cash and cash equivalents at end of period	211	112	298

For the year ended December 31, 2016, net cash flow provided by operating activities from continuing and discontinued operations was Ch$ 559 billion, a decrease of Ch$ 342 billion, or 38%, compared to Ch$ 901 billion for the same period in 2015. The main drivers of this change are described below.

The changes in net cash flow provided by operating activities from continuing operations were primarily due to Ch$ 158 billion higher collections from the sale of goods and services mainly comprised of Ch$ 221 billion, mainly due to an increase in physical sales to regulated customers and gas export to Argentina, partially offset by Ch$ 52 billion in lower collections from the sale of goods and services from GasAtacama Chile related to lower energy sales. This Ch$ 158 billion net cash increase provided by operating activities from continuing operations was offset by a Ch$ 616 billion decrease in net cash inflows related to collections from the sale and payments to suppliers of goods and services from discontinued operations from non-Chilean companies, which as a result of the spin-off of Endesa Américas are no longer consolidated by us since March 1, 2016.

Other changes from operating activities from continuing and discontinued operations, which decreased the cash provided by operating activities were as follows:

(i)

a decrease in income tax payments of Ch$ 129 billion, which consisted of a decrease of Ch$ 136 billion related to discontinued operations and an increase of Ch$ 6 billion related to continuing operations mainly as a result of Ch$ 20 billion higher income tax payments by us, due to improved operating results in 2016; and

(ii)	a decrease of Ch$ 47 billion in payments to and on behalf of employees resulting from a reduction in the number of employees, of which Ch$ 6 billion were related to continuing operations.

For the year ended December 31, 2015, net cash flow provided by operating activities from continuing and discontinued operations was Ch$ 901 billion, an increase of Ch$ 84 billion, or 10.3%, compared to Ch$ 817 billion for the same period in 2014. The increase was primarily the result of an increase in collections from the sale of goods and services of Ch$ 438 billion comprised of:

(i)	Ch$ 286 billion from our own operations, mainly due to an increase in physical sales and
(ii)	Ch$ 116 billion from the full consolidation of GasAtacama Chile.

This increase was partially offset by:

(i)	an increase in payments to suppliers of goods and services of Ch$ 252 billion comprised of:
(a)

Ch$ 86 billion from us to third parties, which was mostly a consequence of higher variable procurement and services of Ch$ 39.5 billion, mostly attributable to costs related to the lease of Gener’s Nueva Renca combined-cycle power plant for use of our available LNG and Ch$ 36.9 billion in higher transportation costs related to additional energy purchases;

(b)	Ch$ 80 billion from Emgesa as a consequence of Ch$ 82 billion higher energy purchases;

(c)	Ch$ 64 billion from the full inclusion of GasAtacama Chile; and
(ii)	an increase in income tax payments of Ch$ 95 billion due to lower tax refunds for us and increased tax advances for Emgesa, in both cases as a consequence of higher sales.

For further information regarding our operational results in 2016, 2015 and 2014, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 2. Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 3. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014.”

For the year ended December 31, 2016, net cash used in investing activities from continuing and discontinued operations was Ch$ 61 billion, mostly explained by the acquisition of property, plant and equipment of Ch$ 195 billion, of which Ch$ 172 billion was related to our continuing operations, specifically to the 150 MW Los Cóndores project, partially offset by other collections of Ch$ 133 billion from continuing operations related to the sale of equity or debt instruments belonging to other entities specifically related to the sale of GNL Quintero.

For the year ended December 31, 2015, net cash used in investing activities from continuing and discontinued operations was Ch$ 488 billion, mostly explained by the acquisition of property, plant and equipment of Ch$ 538 billion including Enel Generación Chile’s (on a stand-alone basis) construction of the 150 MW Los Cóndores project and Emgesa’s construction of El Quimbo power plant. This was partially offset by (i) proceeds received from investments in time deposits with a maturity greater than 90 days of Ch$ 20 billion, (ii) proceeds received from dividends classified as investment cash flow of Ch$ 11 billion, (iii) Ch$ 9 billion of interest received and (iv) proceeds received from the sale of all of our ownership interest in Túnel El Melón of Ch$ 7 billion.

For further information regarding the acquisition of fixed assets in 2016 and 2015, please see “Item 4. Information of the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures.”

For the year ended December 31, 2016, net cash used in financing activities from continuing and discontinued operations was Ch$ 520 billion, a decrease of Ch$ 86 billion, or 14%, compared to Ch$ 606 billion for the same period in 2015. The main drivers of the cash used are described below.

The aggregate cash outflows from financing activities from continuing operations were primarily due to:

•	Ch$ 138 billion of payments of loans and bonds by us.
•	Ch$ 167 billion in net payments of loans from related entities mainly by us, on a stand-alone basis.
•	Ch$ 127 billion in dividend payments to third parties, excluding dividends paid to us (including Ch$ 117 billion paid by us, on a stand-alone basis, and Ch$ 8 billion paid by Pehuenche, among others).
•	Ch$ 49 billion of interest paid by us.
•	Ch$ 221 billion of other outflows of cash including cash distribution of Ch$ 211 billion as a result of the separation of the Chilean and non-Chilean businesses which took place on March 1, 2016.

These outflows were partially offset by cash inflows from financing activities from continuing operations primarily due to:

•	Ch$ 137 billion in loans received in connection with our own operations.

For the year ended December 31, 2015, net cash used in financing activities from continuing and discontinued operations increased to Ch$ 606 billion from Ch$ 452 billion in 2014. The main drivers are described below.

The aggregate cash outflows used in financing activities were primarily due to:

•

Ch$ 460 billion of loan and bond payments (including Ch$ 140 in loan and bond payments by us, Ch$ 207 billion in loan and bond payments by Emgesa and Ch$ 67 billion in loan payments by Enel Generación Perú, among others).

•

Ch$ 400 billion in dividend payments to third parties, excluding dividends paid to us (including Ch$ 164 billion in dividend payments made by us, Ch$ 191 billion in dividend payments made by Emgesa and Ch$ 34 billion dividend payments made by Generandes Perú, including Enel Generación Perú and Chinango, among others).

•	Ch$ 153 billion of interest paid (including Ch$ 60 billion paid by us and Ch$ 80 billion paid by Emgesa, among others).

These outflows were partially offset by cash inflows primarily due to:

•	Ch$ 79 billion in loans granted to us by related entities.
•	Ch$ 290 billion in loans granted to Emgesa.
•	Ch$ 29 billion in loans granted to Enel Generación Perú.
•	Ch$ 18 billion in loans granted to Chinango.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or financings, if necessary. We have no legal obligations or other commitments to financially support our subsidiaries. In some cases, our subsidiaries may be financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.”

We have accessed the international equity capital markets, with an SEC-registered ADS issuance on August 3, 1994. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, we and our subsidiary Pehuenche have issued a total of US$ 2.8 billion in Yankee Bonds.

The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2016. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Enel Generación Chile	10 years	April 2024	4.250	400	400
Enel Generación Chile(1)	30 years	February 2027	7.875	230	206
Enel Generación Chile(2)	40 years	February 2037	7.325	220	71
Enel Generación Chile(1)	100 years	February 2097	8.125	200	40
Total			5.813 (3)	1,050	717

(1)Enel Generación Chile repurchased some of these bonds in 2001.

(2)

Holders of the Enel Generación Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)	Weighted-average coupon by outstanding amount.

We have access to the Chilean domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us, outstanding as of December 31, 2016.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation- adjusted rate)	Issued	Outstanding
			( %)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generación Chile Series H	25 years	October 2028	6.20	4.0	2.5	67
Enel Generación Chile Series M	21 years	December 2029	4.75	10.0	10.0	263
Total			5.04 (1)	14.0	12.5	331

(1)	Weighted-average coupon by outstanding amount.

For a full description of the local bonds issued by us, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 18 of the Notes to our consolidated financial statements.

We frequently participate in the international commercial bank markets through syndicated senior unsecured loans. As of December 31, 2016, the amounts outstanding or available for these bank loans are listed below. The syndicated revolving loan due in July 2019 was voluntarily terminated in February 2017, before its due date.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Generación Chile	Syndicated revolving loan	July 2019	200	—
Enel Generación Chile	Syndicated revolving loan	February 2020	200	—
Total			400	—

Both undrawn revolving credit facilities are governed by the laws of the State of New York and do not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 400 million in the aggregate as of December 31, 2016 and US$ 200 million as of the date of this Report from such committed revolving facilities under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities under which a potential MAE would not be an impediment to this source of liquidity. In 2016, we entered into a 3-year bilateral revolving loan for an aggregate amount of UF 2.8 million (Ch$ 75 billion as of December 31, 2016) as set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF)	(in millions of UF)
Enel Generación Chile	Bilateral revolving loan	March 2019	2.8	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to Ch$ 343 billion in the aggregate as of December 31, 2016.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 23 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are subject to greater risk of not being disbursed in the event of a MAE, and therefore could limit our liquidity under such circumstances.

We may also access the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$ 200 million. Finally, we also have access to other types of financing, including supplier credits, leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2016, the most restrictive financial covenant affecting us was the leverage ratio in connection with the bilateral revolving loan facility that matures in March 2019, and both syndicated senior unsecured loans that mature in July 2019 and February 2020, respectively. Under such covenants, the maximum additional debt that could be incurred without a breach is Ch$ 1,602 billion. As of December 31, 2016 and as of the date of this Report, we and our subsidiaries are in compliance with the financial covenants contained in our debt instruments.

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

The cross default provisions for our revolving credit facilities that are due in July 2019 and in February 2020, governed by the laws of the State of New York, refer to defaults of the borrower, without reference to any of our subsidiaries. Under such credit facilities, only matured defaults exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies, although our subsidiaries do not have any financial obligation. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular outstanding facility choose to do so. All of our Yankee Bonds are unsecured and not subject to any guarantees by any of our subsidiaries or parent companies.

Our local facility due in March 2019 does not have cross default provisions to debt other than the respective borrower’s own indebtedness.

The Yankee Bonds’ cross default provisions may be triggered by our or our subsidiaries’ debt. A matured default of either us or any of our subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies.  In the case of the Yankee Bond, issued by us in April 2014, due in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. Our local bonds have no subsidiary cross default provisions.

The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. For a description of liquidity risks resulting from our company status, see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

Our estimated capital expenditures for 2017 through 2019 amount to Ch$ 452 billion, of which Ch$ 424 billion are considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because we need to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures, such as those for Los Cóndores project, as well as water rights. We consider the remaining Ch$ 28 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

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

Our subsidiaries are engaged in the generation of electricity in Chile. Our business is subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year. We seek to establish a conservative and well-balanced commercial policy, which aims at controlling relevant variables, reducing risks and providing stability in our results of operations.

Our net income is principally the result of operating income from our generation business, and non-operating income, which consists primarily of income arising from related companies accounted for under the equity method, interest expense and tax expense.

In our generation business, our operating income is impacted by the combined effect of several factors including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impact our operating income.

Among the main drivers of our results of operations of our electricity generation business are our sale prices and energy costs. The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price. However, the applicable price for sales and purchases for electricity sold and purchased in the spot market is much harder to predict because the spot generation price is influenced by many factors. Abundant hydrological conditions generally lower spot prices, while dry conditions increase them. However, our operating income might not be impacted adversely even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well balanced commercial policy, which aims at controlling relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market we: (i)  project our aggregate generation taking into consideration our generation mix, the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.

Currently, our contracted sales are not standardized and the terms and conditions of these sale contracts are individually negotiated. Typically, when we negotiate these sale contracts, we try to set the price at a premium over future expected spot prices so as to mitigate the risk of future increases in spot prices. However, the premium can vary substantially depending on a variety of conditions. The proportion of contracted sales with regulated customers (distributors) has increased in relation to the non-regulated customers. This allows us to have consistent prices for longer periods, normally between 10 to 20 years, which combined with our conservative commercial policy, generally provides for our profitability. Most regulated tariffs are composed of 70% U.S. consumer price index (“CPI”) and 30% commodities prices. Recently, the tariff components have been 25% of U.S. CPI, 25% Henry Hub prices, 25% Brent prices and 25% coal prices, in order to better reflect higher commodity dependence. We expect that during the next three years, regulated tariff rates in Chile will remain fairly stable, without material changes.

We routinely participate in energy bids and we have been awarded long-term energy sale contracts. These contracts incorporate the expected variable cost considering the changes in the main variables, secure the sale of our current and expected new capacity and allow us to stabilize our income. Currently, 30.6 % of our expected annual generation is sold under contracts with terms of at least ten years and 83.0 % is sold under contracts with terms of at least five years.

Spot prices could be affected by international prices for commodities such as fuel oil, coal and LNG, since Chile does not produce coal or hydrocarbons in any significant quantities. Fuel prices affect our results since commodity prices directly affect generation costs of our thermal power plants. Commodity prices, mainly oil, materially decreased since the second half of 2014 reaching their lowest level in February 2016 and increasing slightly during 2016, but still remaining lower than 2015 prices. It is expected that fuel prices will continue to increase during 2017 and, therefore our costs would correspondingly increase. Our costs also depend on other factors such as spot prices, generation mix, hydrology conditions and our contractual surpluses/deficits. As described above, our contracted sales prices are indexed to coal, Brent and Henry Hub prices; therefore, sales prices will also be affected by variations of commodity prices, impacting in part our results. Commodities are contracted for long-term periods (10-15 years) and we try to determine the indexation formula based on our cost forecasts. The indexation of long-term sale prices tries to hedge revenues and operating costs, which are also constantly monitored and analyzed to reach favorable hedge positions in the short-term as well.

In order to mitigate the risk of fuel cost increases, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with natural gas among other types of fuel. In July 2013, we renegotiated a LNG sale and purchase agreement with British Gas through 2030, allowing us to secure our long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for our current and future needs. This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

In 2016, we signed a Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to discharge LNG, becoming one of the main suppliers in the zone. This agreement allowed us to renew gas purchase contracts with industrial customers and to supply our thermal plants that are part of the SING.

During 2016, the average marginal costs in the SIC decreased by 37% compared to the previous year, mainly due to a decrease in commodity prices, an increase in NCRE generation and a greater availability of thermal electricity generation despite the drought that has affected southern Chile. This decrease could continue depending on the availability of water for generation. The lower marginal cost partially offset our higher energy purchase costs due to higher physical energy purchases in the spot market in 2016 compared to 2015. Also, we increased our thermal generation given the higher availability of the Bocamina and San Isidro thermal power plants. The combination of these factors had a positive effect on our operating income.

 Other factors that affect operating income include transmission costs incurred when delivering electricity from its source to end consumers. The transmission charge is set by the Chilean regulator, and has tended to remain stable over time and with the recent regulations, the costs will be progressively transferred to the customers.

NCRE energy generation will increase in the upcoming years. According to the “Study of Integration of NCRE into the National Interconnected System” published by the CDEC -SIC in December 2016, it is expected that NCRE capacity will increase from the current 12.9% of the aggregate capacity of the SIC and the SING to 30% of the estimated capacity of the National Interconnected System (“SIN” in its Spanish acronym, that has replaced and combined the SIC and the SING since January 2017) in 2025.  This growth tendency is a direct consequence of several initiatives that the Chilean government is promoting with the Energy Agenda program, which aim to have by 2050 70% of the national generation of electricity to be produced by NCRE. The government is also promoting a new transmission law, with which it introduced the “Development Poles” concept to encourage the development of new projects in zones that might have high potential to generate NCRE, using the same transmission system.  For more detail, see “Item 4. Information on the Company— B. Business Overview — Electricity Industry Regulatory Framework.”

With respect to the development of new projects to increase our installed capacity, the cost of developing conventional energy projects has increased over time due to growing environmental restrictions, scarcity of places to locate plants coupled with significant opposition from different groups that delay development and increase costs.  On the other hand, in the last couple of years, the cost of NCRE has decreased as a result of technological improvements, enabling smaller projects to become profitable while simultaneously facing less environmental restrictions and minor opposition. In addition, NCRE sources have a shorter construction period and their smaller size provides more flexibility to address changes in demand. The emergence of NCRE power plants will require that markets be more flexible and focus on operational efficiency to combine the different technologies.

Enel, our ultimate controlling shareholder, announced in October 2015 that it will no longer build coal power plants because it considers the technology to be counterproductive considering its desire to be carbon neutral by 2050. Closures of these existing coal power plants are scheduled at the end of their life cycles. The lost capacity will most likely be substituted with NCRE generation.

For more detail on how factors impact the net income of our electricity generation business and 2016 results compared with those recorded in previous periods, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015.”

We expect reasonably good operating performance during the coming years given the macroeconomic perspective for Chile. Despite current uncertainties concerning the global economy, there is favorable expectation for Chile’s growth during the next five years, including an expected 1.8% growth in GDP in 2017, based on Latin American Consensus Forecasts published by Consensus Economics Inc. on March 20, 2017, and an expected 4% growth in the annual electricity demand over the next five years.

E.Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2016:

	Payments due by Period
Ch$ billion	Total	2017	2018-2019	2020-2021	After 2021
Purchase obligations(1)	7,017	399	723	728	5,167
Interest expense(2)	494	53	103	101	237
Yankee bonds(3)	480	0	0	0	480
Local bonds(4)	354	5	59	59	231
Financial leases	21	3	5	5	8
Pension and post-retirement obligations(4)	17	3	2	2	9
Total contractual obligations	8,383	464	893	895	6,132

(1)

Includes generation and distribution business purchase obligations, which are comprised mainly of energy purchases, operating and maintenance contracts, and other services. Of the total contractual obligations of Ch$ 7,017 billion, 57.0% corresponds to energy purchased for distribution, 25.0% corresponds primarily to fuel supply, maintenance of medium and low voltage lines, supplies of cable and utility poles and energy purchased for generation, and the remaining 8.0% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling.

(2)	Interest expense includes the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, as of the date when each interest payment comes due.
(3)	Represents net value. Hedging instruments might substantially affect the outstanding amount of debt.
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

G.	Safe Harbor.

The information contained in Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this information statement, for safe harbor provisions.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors

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

The business address of our directors is c/o Enel Generación Chile S.A., Santa Rosa 76, Santiago, Chile.

Our Board of Directors is as follows:

Directors	Position	Current Position Held Since
Giuseppe Conti	Chairman	2016
Francesco Giorgianni	Vice Chairman	2016
Jorge Atton P.	Director	2016
Francesco Buresti	Director	2016
Enrique Cibié B.	Director	2016
Mauro Di Carlo	Director	2016
Umberto Magrini	Director	2016
Luca Noviello	Director	2016
Julio Pellegrini V.	Director	2016

Set forth below are brief biographical descriptions of the members of our Board of Directors, of whom four reside in Chile and the rest in Europe, as of December 31, 2016.

Giuseppe Conti

Chairman of the Board of Directors

Mr. Conti has been Head of Legal &Corporate Affairs of Enel Green Power S.p.A. since 2014 and has held several positions within Enel since he joined the company in 2003. Between 2012 and 2013, he served as Head of Significant Litigation and Legal Coordination for Enel. Between 2009 and 2012, he served as Head of Legal Coordination and Research and Development for Endesa, S.A. (Spain), an Enel subsidiary. Previously, he worked as an in -house lawyer for Enel and Enel Green Power North America Inc. Mr. Conti holds a law degree from Università degli Studi di Messina (Messina, Italy).

Francesco Giorgianni

Vice Chairman of the Board of Directors

Mr. Giorgianni has been the Institutional Affairs Officer for Enel Américas since 2014 and the Head of Enel’s Institutional Affairs worldwide since 2011. From 2007 to 2011, he served as Head of Enel’s European and Italian Institutional Affairs in Rome. From 2004 to 2007, he served as Head of European Institutional Affairs as a representative of Enel in Brussels. From 2000 to 2004, he held the role of Head of Regulatory and Antitrust Policies at Enel. Mr. Giorgianni holds a degree in law from the Università di Roma La Sapienza (Rome, Italy), a masters’ degree in public administration from the Scuola Nazionale dell’Amministrazione (Rome, Italy), and a graduate degree from the London Business School (London, England).

Jorge Atton P.

Director, Member of the Directors’ Committee

Mr. Atton currently serves as director of Televisión Nacional de Chile (TVN), a Chilean  public TV channel, Ionix S.A., an industrial scale ionization company, and Adexus S.A. a software solution provider. During 2014 and 2015, he served as external consultant in the European Economic Commission (Cepal). From March 2010 to March 2014, he was Deputy Minister of the Chilean Ministry of Telecommunications. Between 1998 and January 2010, he was CEO of Telefónica del Sur and Compañía de Teléfonos de Coyhaique, both telecommunications companies. From 1984 to 1998, he served as Chief Operating Officer before becoming Customers Director of the telecommunications companies. Mr. Atton holds a degree in electronic engineering from the Universidad Austral de Chile and a graduate degree in project management and assessment from the Universidad de Chile.

Francesco Buresti

Director

Mr. Buresti has served as the Head of Global Procurement for Enel since 2012. Between 2007 and 2012, Mr. Buresti was Head of Procurement for Endesa, S.A. (Spain). Between 2005 and 2007, he served as Purchasing Director for the Grids and Market divisions of Enel in Italy. Before joining Enel, Mr. Buresti was a consultant in the industrial and utilities sectors for multinational management consulting firms McKinsey & Company (1998-2005) and Accenture (1990-1998). Mr. Buresti holds a degree in electronics engineering from Università degli Studi di Bologna (Bologna, Italy).

Enrique Cibié B.

Director, Chairman and Financial Expert of the Directors’ Committee

Mr. Cibié currently serves as director of several companies, including The Grange School, a British school in Chile, Sun International, a resort hotel chain and casino destination based in South Africa and Terramater, a Chilean winery, and he is the Chairman of Dominó, a Chilean fast food chain. Previously, he served as director in other companies such as Masisa S.A., a wood products company between 2009 and 2014 and, Farmacias Ahumada S.A., a Chilean pharmaceutical chain, where he was Chairman from 2008 to 2010. He was CEO of Masisa S.A. (from 2005 to 2009), Farmacias Ahumada S.A. (from 2001 to 2004), and Coca Cola Embonor Inc. (from 2000 to 2001), a Chilean company which bottles Coca-Cola products.   He holds a degree in business administration from Pontificia Universidad Católica de Chile and an M.B.A. from Stanford University (California, USA).

Mauro Di Carlo

Director

Mr. Di Carlo has been the Head of Planning and Control in Global Generation for Enel since October 2015 and has held several positions within Enel since he joined the company in 2003. Between November 2014 and September 2015, he served as Head of Operational Performance Optimization in Global Generation.  Between December 2013 and October 2014 he was the Head of Generation Performance Optimization. Between 2008 and 2013, he was the Head of Short Term Planning and Real Time Control. Previously, he served as Energy Manager. He holds a degree in electronics engineering from Università degli Studi di Cassino (Cassino, Italy).

Umberto Magrini

Director

Mr. Magrini has been Head of Engineering and Construction for Enel Green Power S.p.A. since 2014. Between May 2010 and November 2014, he served as the Head of Engineering. He has held several positions within Enel since he joined the company in 2001. Between 2009 and 2010, he served as Head of Retail Market Development. Between 2007 and 2008, he served as Head of Engineering and new technology and from 2001 to 2006 he served as Engineering and Sales Department Officer. He holds a degree in mechanical engineering from Università di Genova (Genoa, Italy) and attended an Executive MBA program in European Utility Management at Jacobs University of Bremen (Bremen, Germany).

Luca Noviello

Director

Mr. Noviello currently serves as Head of Operations & Maintenance at Enel’s Global Thermal Generation since June 2016. Between October 2014 and April 2016, Mr. Noviello was Head of Human Resources and Organization at the Global Generation Business Line. Between May 2011 and September 2014, he served as Head of Oil & Gas Power Generation. Between January 2007 and May 2011, he served as Head of Generation & Engineering Procurement. From 2003 to 2006, he served as Head of Internal Audit Department for Generation and International Division. Previously, since he joined Enel in 1998, he served as Audit team leader and also worked in the Engineering & Construction area.  Mr. Noviello holds a degree in mechanical engineering from Università degli Studi di Roma La Sapienza  (Rome, Italy) and a master’s degree in economics and energy management from LUISS Scuola di Management and the AIEE - Associazione Italiana Economisti dell'Energi (Rome, Italy).

Julio Pellegrini V.

Director and Member of the Directors’ Committee

Mr. Pellegrini is a partner at Pellegrini & Cía., a Chilean law firm specialized in commercial litigation, arbitration, regulation and antitrust. Mr. Pellegrini serves as an arbitrator at the Centro Nacional de Arbitraje and at Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago, both Chilean associations that provide arbitration services to solve disputes. In 2016, Mr. Pellegrini became a member of Círculo Legal of Instituto Chileno de Administración Racional de Empresas (ICARE), a non-profit business association which promotes excellence in business.  He has  also been a member of the Consejo Consultivo del Centro de Libre Competencia, an antitrust advisory committee of the Pontificia Universidad Católica de Chile since 2012, where he has also taught  civil law, antitrust and economics law courses since 2003. Since 2011, he has been a Board Member of the Chilean Bar Association and Chairman of the Antitrust Commission at the same institution. Mr. Pellegrini holds a law degree from Pontificia Universidad Católica de Chile and a master’s degree in law from The University of Chicago (Illinois, USA).

Executive Officers
Set forth below are our Executive Officers as of December 31, 2016.

The business address of our Executive Officers is c/o Enel Generación Chile S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Current Position Held Since
Valter Moro	Chief Executive Officer	2014
Raúl Arteaga E.	Chief Financial Officer	2016
Jorge Burlando B.	Planning and Control Officer	2015
Bernardo Canales F.	Engineering & Construction Officer	2015
Carlo Carvallo A.	Chilean Hydroelectric Generation Officer	2016
Humberto Espejo P.	Trading & Marketing Officer	2015
Claudio Ordenes T.	Thermal Engineering & Construction Officer	2016
Ignacio Quiñones S.	General Counsel	2013
Michele Siciliano	Chilean Thermal Generation Officer	2016
Luis Alberto Vergara A	Human Resources Officer	2016

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Valter Moro became our Chief Executive Officer in November 2014. Mr. Moro joined Enel in 1996. Mr. Moro served as Head of La Spezia Power Plant in Italy (July 2009 to October 2014), Head of Coordination of Generation and Energy Management (2008‑2009), Head of Energy Management of Enel Viesgo in Spain (2006‑2008), Production Optimization Officer of the Italian power generation fleet at Enel’s Energy Management in Italy (2003-2006), Energy Generation Coordinator (2001‑2003), Maintenance Officer of La Spezia Power Plant (1999‑2001) and Specialist in combustion at Pisa Power Plant. Mr. Moro holds a mechanical engineering degree and a Ph.D. in energy engineering from Università Politécnica delle Marche (Ancona, Italy) and a degree from an International Executive Program at INSEAD Business School (Fontainebleau, France).

Raúl Arteaga E. became our Chief Financial Officer in May 2016. Mr. Arteaga joined the company in 1985. Before that, he was Deputy Chief Financial Officer (2011‑2016) and Corporate Treasurer for Enel Américas, formerly Enersis (2007‑2011). Previously, he worked in Enel Generación Chile as Financial Coordinator (2002‑2007), Corporate Treasurer (2000‑2001), Chief of Financial Operations (1997‑1999) and Head of Investor Relations (1994‑1997).  Mr. Arteaga was also part of the international expansion in South America and served in Costanera (Argentina) as Chief of Cost Controlling Area between 1992 and 1994. Mr. Arteaga is the chairman of Pehuenche and GasAtacama Chile and director of Canela since May 2016. Mr. Arteaga holds a degree in industrial civil engineering from the Universidad de Chile.

Jorge Burlando B. became Planning and Control Officer in 2015. Mr. Burlando joined the company in 1984. From 2012 to 2015, he was Planning and Control Officer in Enel Argentina and Deputy Director of Costanera and El Chocón. Between 2008 and 2012, he served as Planning and Control Officer for the generation business in Enel Argentina. Between 2000 and 2008, he was Planning and Control Officer for Costanera and El Chocón. Previously, he held several other positions in Costanera and in our predecessor company.  Mr. Burlando holds a degree in electrical engineering from the Universidad de Chile.

Bernardo Canales F. is our Engineering & Construction Officer and has served as our Regional Engineering Officer since November 2010 and also director of Canela and HidroAysén. From 2006 to 2010, he was the Chief Technical Officer of HidroAysén. Between 2004 and 2006, he served as CEO for Enel Generación Piura. Between 2000 and 2004, he was Head of Production Projects in Chile and South America.  He joined the company in 1996 as part of the engineering team that developed several energy projects in Chile and Peru. Mr. Canales holds a degree in mechanical engineering from Universidad de Chile.

Carlo Carvallo A. has been our Hydroelectric Generation Officer since December 2016. In addition he serves as CEO of our subsidiary, Pehuenche, since 2015, and as director of Canela and HidroAysén.  He has served as Deputy Hydroelectric Generation Officer (2013‑2016), Deputy Technical Service Officer (2011‑2013), Deputy Southern Hydroelectric Plants Officer (2009‑2011) and Deputy Maintenance Officer (2005‑2009). Mr. Carvallo holds a degree in industrial engineering from Universidad de Chile.

Humberto Espejo P. has served as our Trading & Marketing Officer since 2015. He began in our Company in 1996 and has worked in business development, regulatory and commercial areas, for both Enel Generación Chile and Enel Américas, in Chilean projects and in other South American countries. He has served on the boards of several of our affiliates, both in electricity generation and transmission. Mr. Espejo also served on the board of the CDEC-SIC, the operator of the main Chilean electricity system. Mr. Espejo holds a degree in industrial engineering and a Master of Science in engineering from Pontificia Universidad Católica de Chile. He also holds a master’s of science degree in policy economics from the University of Illinois (USA).

Claudio Helfmann S. has served as our Business Development Officer since 2015 and he is currently director of Canela and HidroAysén.  Between 2011 and 2014, he was Project and Planning Officer and also member of the Enel Distribución Perú and Enel Generación Piura Board of Directors. He previously served as Development Officer in Peru. In 2011 he was Deputy Programming and Risk Control Officer in Endesa, S.A. (Spain). From 2008 to 2011, he served as Deputy Officer of thermal and renewable projects, focused on South America, at Endesa, S.A. (Spain). Mr. Helfmann holds a degree in industrial engineering, with a specialty in electrical engineering, from Pontificia Universidad Católica de Chile.

Claudio Órdenes T. has been our Thermal Engineering & Construction Officer since December 2016.  In 2015 and 2016, Mr. Órdenes served as Head of Thermal Projects. From 2011 to 2015, he served as Deputy Thermal Project Officer. From 2007 to 2010, he was Head of Mechanical Engineering.  In 2007, he was Head of the Thermal Mechanical Engineering department.  From 2004 to 2006, he was the Project Manager of Ventanilla (Enel Generación Peru’s plant, our former subsidiary) Thermal Power Plant Conversion.  From 2001 to 2004, he served as Head of commissioning of Fortaleza (Brazil). He joined the company in 1996 and he was a project engineer in the construction of our San Isidro Thermal Plant. Mr. Órdenes holds a degree in mechanical engineering from Universidad de Santiago de Chile.

Ignacio Quiñones S. became General Counsel in November 2013 and he is currently director of Pehuenche S.A. and HidroAysén.  Between 2005 and 2013, he was the General Counsel in Chile for Anglo American Chile Limitada, an unrelated mining company. Between 2004 and 2005, he was Head of the Legal area in Gasoducto del Pacífico S.A., a natural gas transport company. Between 1996 and 2004, he worked as a lawyer for Placer Dome Latin America, a mining company, and then as Legal Advisor for its affiliated company, Compañía Minera Zaldívar. Between 1994 and 1996, he was a lawyer for Ingeniería y Construcción Sigdo Koppers S.A., an important Chilean construction and industrial assembly company. In 1989, he began his career as lawyer for Enel Distribución Chile (formerly) Chilectra and served in such role until 1994. Mr. Quiñones holds a degree in law from Universidad Diego Portales (Santiago, Chile) and a lawyer title granted by the Chilean Supreme Court of Justice.

Michele Siciliano has been our Head of Thermal Generation since December 2016.  He has held many generation and energy management positions in Enel since he joined in 2001, including Head of Generation Brazil (2015‑2016), Head of Central Maintenance Officer in Italy Generation (2015), Head of Sulcis Business Unit (2009‑2014), Head of Piombino Business Unit (2008‑2009), Head of Bari Business Unit (2006‑2007), Head of Maintenance at the Brindisi Business Unit (2003‑2006) and, prior to that, Deputy Head of Maintenance. Mr. Siciliano holds a degree in mechanical engineering from Università degli Studi della Calabria (Calabria, Italy).

Luis Alberto Vergara A. became the Human Resources Officer for Enel Generación Chile in April 2016. Between 2012 and April 2016, he served for Enel S.p.A as Head of Generation and Energy Management Organizational Development. From 2007 to 2012, Mr. Vergara worked for Enel Américas as Head of Organization and Planning of Human Resources at the Latin America level. From 2001 to 2006, he worked for Enel Américas in the Organization and Process Department. From 1996 to 2000, he worked in Enel Distribución Chile in the Commercial Process and Large Customer Department. Mr. Vergara holds a degree in electronic civil engineering from Universidad Técnica Federico Santa María (Valparaíso, Chile) and an M.B.A. from the Pontificia Universidad Católica de Chile.

B.	Compensation.

At the OSM held on April 27, 2016, our shareholders approved the current compensation policy for our Board of Directors. Directors are paid a monthly fee depending on their attendance at Board meetings and their participation as a director of any of our subsidiaries. These monthly payments consist of a fixed compensation of UF 174 per month and an additional fee of UF 84 per meeting, depending on attendance to Board meetings. The Chairman of the Board is entitled to double the compensation compared to other directors under this policy, while the Vice Chairman receives fixed compensation higher than the directors but lower than the Chairman. The members of our Directors’ Committee are paid a monthly fee of UF 58 and an additional fee of UF 28 per meeting, depending on attendance to Directors’ Committee meetings, with a limit of 12 sessions per year. If a Director serves on one or more Boards of Directors of the subsidiaries and/or related companies or serves as director of other companies or corporations in which the economic group holds an interest, whether directly or indirectly, the Director can only receive compensation in one of these Boards of Directors. Executive Officers of our Company and/or of our subsidiaries or related companies will not receive compensation in the case that they serve as director of any subsidiary, related company or are affiliated in any way to our Company.

In 2016, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings, was as follows:

	Year ended December 31, 2016
Director	Fixed Compensation	Variable Compensation	Directors’ Committee	Total
	(in Ch$)
Giuseppe Conti(1)	—	—	—	—
Francesco Giorgianni(1)	—	—	—	—
Jorge Aton P.	98,102	—	29,796	127,898
Francesco Buresti(1)	—	—	—	—
Enrique Cibié B.	98,102	—	29,796	127,898
Mauro Di Carlo(1)	—	—	—	—
Umberto Magrini (1)	—	—	—	—
Luca Noviello(1)	—	—	—	—
Julio Pellegrini V.	73,865		23,162	97,027
Felipe Lamarca C.(2)	28,744	—	6,634	35,378
Isabel Marshall L.(2)	28,744	—	—	28,744
Total	327,557	—	89,388	416,945

(1)	Messrs. Conti, Giorgianni, Buresti, Di Carlo, Magrini and Noviello waived their compensation for their position as director.
(2)	Mr. Lamarca and Ms. Marshall ceased to be directors as of April 27, 2016.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation.

For the year ended December 31, 2016, the aggregate gross compensation, paid or accrued, for all of our Executive Officers, attributable to fiscal year 2016, was Ch$ 2,671 million in fixed compensation and Ch$ 347 million in variable compensation. Executive Officers are eligible for variable compensation under a bonus plan. The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries.

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

The total amounts accrued as of the end of 2016 to provide severance indemnity to our Executive Officers totaled Ch$ 878 million, of which Ch$ 150 million was accrued during 2016. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

C.	Board Practices.

Our Board of Directors in office as of December 31, 2016 was elected at the OSM held on April 27, 2016, for a three-year term which ends in April 2019. For information about each of the directors and the year that they began their service on the Board of Directors, see “Item 6. — A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by a Board of Directors, in accordance with our by-laws, consisting of nine directors who are elected by our shareholders at an OSM. Each director serves for a three-year term. Following the end of their term, they may be re-elected or replaced. Directors can be re-elected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s by-laws and the shareholders’

resolutions. In addition to the by-laws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

Our corporate governance policies are included in the following policies or procedures: the Charter Governing Executives, the Employee Code of Conduct, the Manual for the Management of Information of Interest to the Market (the “Manual”), the Human Rights Policy (Política de Derechos Humanos), the Code of Ethics and a Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Penal Risk Prevention Model, the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001” (the “Guidelines 231”) and procedures issued in compliance with General Regulation 385 issued by the SVS.

The Charter Governing Executives and the Employee Code of Conduct, explain our principles and ethical values, establish rules governing our contact with customers and suppliers, and establish the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. They also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors approved the Manual at its meeting held on May 29, 2008. This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual was released to the public in 2008 and is posted on our website at www.enelgeneracion.cl. In 2010, the Manual was modified in order to comply with the provisions of Law 20,382 (Corporate Governance Improvement Law). The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationship between People Politically Exposed (Procedimiento Personas Políticamente Expuestas y Conexas) and our Company, which established a specific regulation for their commercial and contractual relationships.

The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into the corporate reality.

In order to supplement the aforementioned corporate governance regulations, our Board of Directors approved a Code of Ethics and the ZTAC Plan at its meeting held on June 24, 2010. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.  At its meeting held on January 25, 2017,  our Board of Directors approved the amendment to the Code of Ethics and ZTAC Plan to eliminate the reference to Law 19,885 in connection with political donations and to forbid political donations altogether.

At its meeting held on March 31, 2011, our Board approved the Penal Risk Prevention Model in order to comply with Chilean Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials. The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties. The adoption of the Penal Risk Prevention Model mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed.

At its meeting held on October 27, 2016, our Board approved “The Global Compliance Program on Corporate Penal Liability”, which was incorporated into the Penal Risk Prevention Model to reflect the current standards and also appointed Mr. Rafael Cutrignelli as current Penal Risk Prevention and Global Compliance Program for Corporate Penal Liability Officer, as required by the Penal Risk Prevention Model. Mr. Cutrignelli also serves as Internal Audit Officer for both of Enel Américas and Enel Chile.

On October 27, 2010, our Board of Directors approved the Guidelines 231. The Guidelines 231 is defined by Italian Legislative Decree 231, which was enacted on June 8, 2001. It establishes a compliance program that identifies the behaviors expected of related parties for the non-Italian subsidiaries of Enel. Given that our ultimate controlling shareholder,, Enel, complies with Italian Legislative Decree  231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, these guidelines set a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities. These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. General Regulation 341 was substituted by General Regulation. 385, issued by the SVS on June 8, 2015. This regulation has similar objectives than the former General Regulation 341, but includes additional issues, by the way of separating each policy in several more detailed policies. Subjects such as non-discrimination, inclusion and sustainability are particularly important in this new regulation. The Appendix of General Regulation 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the SVS. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website, and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE.

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 39.5 billion as of December 31, 2016) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

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

On June 29, 2005, our Board of Directors created an Audit Committee, composed of three directors who were also members of the Board of Directors, as required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules. On April 22, 2010, at an Extraordinary Shareholders’ Meeting (“ESM”), our by-laws were amended and the Audit Committee was merged with the Directors’ Committee.

Pursuant to our by-laws, all members of the Directors’ Committee must satisfy the requirements of independence as stipulated by the NYSE. The Directors’ Committee is composed of three members of the Board and complies with Chilean law, as well as with the criteria and requirements of independence prescribed by the SOX, the SEC and the NYSE. As of the date of this Report, the Directors’ Committee complies with the conditions of the Audit Committee as required by the SOX, the SEC and the NYSE corporate governance rules. As a result, we have a single Committee, the Directors’ Committee, which includes among its functions the duties performed by the Audit Committee.

Our Directors’ Committee performs the following functions:

•	review of financial statements and the reports of the external auditors prior to their submission for shareholders’ approval;
•	present proposals to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;
•	review of information related to our transactions with related parties and reports the opinion of the Directors’ Committee to the Board of Directors;
•	the examination of the compensation framework and plans for managers, executive officers and employees;
•	the preparation of an Annual Management Report, including its main recommendations to shareholders;
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

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law provides for this practice through the disclosure of the procedures related to General Resolution 385 and the Manual. We have also adopted the codes of conduct described above, and at our ESM held in March 2006, we approved the inclusion of provisions in our by-laws that govern the creation, composition, attributions, functions and compensation of both Directors’ and Audit Committees described above.

D.	Employees.

The following table sets forth the total number of our personnel (both permanent and temporary employees) and the number of personnel (both permanent and temporary employees) of each of our consolidated subsidiaries as of December 31, 2016, 2015 and 2014, assuming that the Spin-Offs had been completed as of December 31, 2015:

Company	2016	2015	2014
Enel Generación Chile	790	919	1,137
Pehuenche	2	2	3
Celta(1)	—	—	1
Túnel El Melón(2)	—	—	15
GasAtacama Chile (1)(3)	0	99	134
Total personnel	792	1,020	1,290

(1)	In November 2016, Celta merged into GasAtacama Chile, which is the continuing company.
(2)	We sold this company in January 2015.
(3)	Includes GasAtacama Argentina S.A.

The following table sets forth the total number of our temporary employees and the number of temporary employees of each of our consolidated subsidiaries as of December 31, 2016, 2015, and 2014 and the average during the most recent financial year, assuming that the Spin-Offs had been completed as of December 31, 2015:

Company	Average 2016	2016	2015	2014
Enel Generación Chile	46	29	51	119
GasAtacama Chile(1)(2)	—	—	—	1
Total temporary personnel in Chile	46	29	51	120

(1)	In November 2016, Celta merged into GasAtacama Chile, which is the continuing company.
(2)	Includes GasAtacama Argentina S.A.

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

Enel Generación Chile has four collective bargaining agreements, which will expire between 2017 and 2020.

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

Item 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders.

We have only one class of capital stock and Enel Chile, our controlling shareholder, has no different voting rights than our other shareholders. As of April 25, 2017, our 8,201,754,580 shares of common stock outstanding were held by 15,392 stockholders of record. There were three record holders of our ADSs, as of such date.

It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States, as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As such, we are not able to ascertain the domicile of the final beneficial holders represented by the official ADS record holders in the United States. Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

On April 26, 2016, we distributed the shares of Endesa Américas to our shareholders as part of the spin-off of Endesa Américas from Endesa Chile. For further details related to the reorganization process, please refer to “Item 4. Information on the Company — A. History — The 2016 Reorganization.”

In addition, as of March 31, 2017, Enel Chile beneficially owned 60.0% of our shares, Chilean private pension funds (“AFPs”) in the aggregate owned 16.0% of our shares, Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 15.8% of our equity, ADS holders owned 3.3% of our equity, and the remaining 4.9% of our equity was held by 15,255 minority shareholders.

The following table sets forth certain information concerning ownership of our common stock as of April 25, 2017, with respect to each stockholder known by us to own more than 5% of our outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel Chile	4,919,488,794	60.0%

Enel Chile is a company primarily engaged, through its subsidiaries and related companies, in the generation and distribution of electricity in Chile. Enel Chile is ultimately controlled by Enel, which beneficially owns 60.6% of Enel Chile’s outstanding capital stock. Since June 25, 2009, Enel has been our ultimate parent company and continues to be our ultimate controlling shareholder, and such control is exercised through Enel Chile.

Enel is an Italian energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 84 GW and distributes electricity and gas through a network covering 1.9 million kilometers. With over 61 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel publicly trades on the Milan Stock Exchange.

B.	Related Party Transactions.

Article 146 of Law 18,046 (the “Chilean Companies Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement and approval of the transaction by the Board of Directors (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions,” pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meetings held on December 17, 2009 and April 23, 2010, our Board of Directors approved a related-party transaction policy (política de habitualidad) effective as of January 1, 2010. This policy, amended by our Board of Directors on April 25, 2012, is available on our website at www.enelgeneracion.cl.

If a transaction is not in compliance with Article 146 of the Chilean Companies Act, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and reparation for damages.

Our largest electricity distribution customer is Enel Distribución Chile, a subsidiary of Enel Chile. The terms of our contracts with Enel Distribución Chile are regulated in accordance with the Chilean Electricity Law.

It is our policy that all of our and our Chilean subsidiaries’ cash inflows and outflows are managed through our centralized cash management policy in coordination with Enel Chile. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are carried out through either short-term transactions or structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis. All of these transactions are subject to the supervision of our Directors’ Committee. As of April 25, 2017, these transactions were priced at TIP (a Chilean variable interest rate) plus 0.05% per month.

We have received short term loans from our related parties in Chile and also granted short term loans to such parties, primarily to satisfy reciprocal working capital needs. As of March 31, 2017, the outstanding balance of the loan received from GasAtacama Chile was Ch$ 65,569 million and the outstanding balance of the loan received from Pehuenche was Ch$ 1,035 million. Our subsidiary GasAtacama Chile has granted short term loans to its subsidiaries, Canela and GasAtacama Argentina, primarily to satisfy working capital needs. As of March 31, 2017, the outstanding balance of the loan granted to Canela was Ch$ 4,209 million and the outstanding balance of the loan granted to GasAtacama Argentina was Ch$ 118 million.

In addition, our subsidiary GasAtacama Chile has granted a structured loan to Canela to satisfy working capital needs. As of March 31, 2017, the outstanding balance was US$ 167 million at a fixed annual interest rate of 5.5%.

During 2016, we repaid in full a structured loan of US$ 250 million from Enel Américas with a fixed annual interest rate of 1.38%.

There are various contractual relationships between Enel Chile and us to provide for intercompany services for us and for our subsidiaries. We entered into intercompany agreements with Enel Chile under which Enel Chile provides a variety of services to us. The services rendered by Enel Chile include certain corporate functions, such as legal, finance, treasury, insurance services, capital markets, financial compliance, accounting, human resources, communications, security, relations with contractors, purchases, IT services, tax services, corporate affairs and other corporate support and administrative services. These services are provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage. The intercompany services contracts are valid for five years with renewable terms.

As of the date of this Report, the transactions described above have not experienced material changes. For more information regarding transactions with related parties, refer to Note 9 of the Notes to our consolidated financial statements.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.Financial Information

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2016 on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 34.3 of the Notes to our consolidated financial statements. Please note that between March 1, 2016 and December 1, 2016, Endesa Américas was the defendant instead of us for all legal proceedings originating from our former non-Chilean businesses. Since December 1, 2016, and as a consequence of the merger of Endesa Américas with and into Enel Américas, Enel Américas appears as the defendant instead of Endesa Américas for current legal proceedings or those that may arise from our former non-Chilean businesses.

In relation to the legal proceedings reported in the Notes to our consolidated financial statements, we use the criteria of disclosing lawsuits above a minimum threshold of US$ 25 million of potential impact to us and, in some cases, qualitative criteria according to the materiality of the plausible impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

Our Board of Directors generally establishes a definitive dividend payable each year, accrued in the prior year, which cannot be less than the legal minimum of 30% of annual net income On November 30, 2015, the Board of Directors agreed to distribute an interim dividend of approximately Ch$ 3.55641 per share on January 29, 2016, accrued in fiscal year 2015. The aforementioned interim dividend was deducted from the total dividend, which was paid on May 24, 2016, after the approval by the OSM on April 27, 2016. The total dividend of Ch$ 196,434 million corresponds to a payout ratio of 50%, based on annual consolidated net income. As a consequence of the spin-off approved at the ESM held on December 18, 2015, the remaining dividend was divided in a determined proportion between our Company and Endesa Américas, which amounted to approximately Ch$ 11.02239 and approximately Ch$ 9.37144 per share, respectively. The payment of dividends for fiscal year 2015 was based on net income in our financial statements as filed with the SVS, which was marginally different from net income based on IFRS.

For the fiscal year 2016, the Board of Directors, in accordance with the current dividend policy, on November 29, 2016, agreed to distribute an interim dividend of Ch$ 7.24787 per share on January 27, 2017, accrued in fiscal year 2016. As in previous years, this interim dividend will be deducted from the total dividend attributable to 2016. The total dividend of approximately Ch$ 236,279 million for 2016 is composed of the interim dividend plus a definitive dividend of Ch$ 176,834 million, equivalent to approximately Ch$ 21,560504 per share, which will be paid on May 2017, as agreed at the OSM that was held on April 25, 2017. This corresponds to a payout ratio of 50%, based on annual consolidated net income.

In accordance with our current dividend policy, the interim dividend corresponds to 15% of liquid net income as of September 30 of each year. Additionally, our Board of Directors will propose a definitive dividend payout equal to 55% of the annual consolidated net income for fiscal year 2017. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on actual 2017 consolidated net income. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under the circumstances at the time of the payment.

Enel, our ultimate controlling shareholder, has stated its interest in modifying our current dividend payment policy progressively as follows: 50% of the annual consolidated net income for fiscal year 2016, 55% for fiscal year 2017, 60% for fiscal year 2018, 65% for fiscal year 2019 and 70% for fiscal year 2020.

The payment of dividends is potentially subject to legal restrictions, such as the requirement to pay dividends either from the net income or from retained earnings of the fiscal year, in both cases from financial statements formally approved by the shareholders.  The Board of Directors may approve the distribution of provisional dividends during any given year only in the absence of retained losses. There may be also other contractual restrictions such as the non-default on credit agreements. However, these potential legal and contractual restrictions do not currently affect our ability or any of our subsidiaries’ ability to pay dividends. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further detail on our debt instruments).

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

	Dividends distributed(1)
Year	Nominal Ch$ per Share	US$ per ADS(2)
2016(3)	14.58	0.65
2015	20.39	0.86
2014	21.58	1.07
2013	14.29	0.82
2012	27.24	1.70

(1)

This chart details dividends actually paid in any given year, and not the dividends accrued in that year. These dividends may have been accrued during the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.

(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate as of December 31 of each year. One ADS = 30 shares of common stock.
(3)	The current company is not necessarily comparable to its predecessor before the 2016 Reorganization.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

B.	Significant Changes.

None.

Item 9.The Offer and Listing

A.	Offer and Listing Details.

Market Price Information

The shares of our common stock and our ADSs currently trade on Chilean exchanges and the NYSE, respectively.

The table below shows, for the periods indicated, high and low prices in Chilean pesos on the Santiago Stock Exchange and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE. As of April 21, 2016 and April 26, 2016, the price of common stocks and ADSs, respectively, reflect only the value of the Company and its Chilean operations. Before such dates, the stock prices pertain to Endesa Chile, prior to the spin-off of Endesa Américas, which included operations in five countries, including Chile.

	Santiago Stock Exchange(1)		U.S. Stock Exchanges(2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low
2017	527.00	400.00	23.86	18.36
April (up to April 25, 2017)	527.00	519.44	23.86	23.50
March	500.00	442.00	22.66	20.03
February	448.10	400.00	20.88	18.36
January	455.00	415.50	20.68	19.19

2016	971.89	369.22	43.03	18.35
December	445.00	416.00	20.69	18.37
November	462.00	416.00	21.31	18.35
October	480.00	434.98	21.52	19.74
September	511.43	431.00	22.83	19.75
4th Quarter	480.00	416.00	21.52	18.35
3rd Quarter	620.00	431.00	27.82	19.75
2nd Quarter	893.00	369.22	41.70	25.22
1st Quarter	971.89	833.01	43.03	33.84

2015	985.32	785.11	48.52	33.08
4th Quarter	898.00	785.11	37.84	33.08
3rd Quarter	922.40	805.00	42.89	34.24
2nd Quarter	985.32	870.00	48.52	40.31
1st Quarter	960.01	895.00	47.05	42.34

2014	948.00	698.09	48.22	37.63
4th Quarter	933.60	829.00	47.18	41.21
3rd Quarter	948.00	825.99	48.22	43.12
2nd Quarter	840.00	789.99	45.76	41.61
1st Quarter	800.00	698.09	44.43	37.63

2013	854.00	663.04	54.02	38.26

2012	899.00	710.00	55.96	44.05

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSE and over-the-counter trading. Our ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 30 shares of common stock.

On the last trading day in 2016, our common stock closed at Ch$ 441.93 per share on the Santiago Stock Exchange and our ADSs closed at US$ 19.44 per ADS on the NYSE.

On April 25, 2017, our common stock closed at Ch$ 523.65 per share on the Santiago Stock Exchange and our ADSs closed at US$ 23.71 per ADS on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our common stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  As of December 31, 2016, 214 companies had shares listed on the Santiago Stock Exchange. For 2016, the Santiago Stock Exchange accounted for 92% of our total equity traded in Chile and amounted to 1,036,839,429 shares. In addition, 7.9% of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and finally, less than 0.1% was traded on the Valparaíso Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. when daylight savings time is in place (usually from November to March), which may differ from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:30 a.m. to 5:00 p.m. when daylight savings time in Chile is in place, on each business day. During local standard time, electronic auctions may be conducted at any of four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m. During daylight savings time, there is an additional electronic auction at 4:30 p.m. More than 99% of the auctions and transactions take place electronically.

There are two main share price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with total annual transactions exceeding UF 10,000 (Ch$ 263 million as of December 31, 2016, equivalent to US$ 393,565) and a free float representing at least 5%. The IPSA is calculated using the prices of the 40 shares with highest trading volume, on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Either we or Endesa Chile, from whom we were spun off in 2016, have been included in the IPSA since 1987.

Shares of our common stock traded in the United States in the form of ADSs on the NYSE and over-the–counter from 1994 until the completion of the spin-off under our predecessor’s ticker symbol “EOC.” Since the completion of the spin-off of Endesa Américas in April 2016, our ADSs trade under the ticker symbol “EOCC.” Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under the Amended and Restated Deposit Agreement dated as of September 30, 2010, among us, Citibank, N.A. as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder (the “Deposit Agreement”). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of April 25, 2017, ADRs evidencing 8,984,942 ADSs (equivalent to 269,548,260 shares of common stock) were outstanding, representing 3.3% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other exchanges during 2016 amounted to 34.1 million ADSs, equivalent to US$ 993 million.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Specialist brokers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the SEC and the Commodity Futures Trading Commission to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2016:

	Number of common shares traded	Percent
Market
Chile(1)	1,127,273,928	52.4%
United States (One ADS = 30 shares of common stock)(2)	1,024,315,530	47.6%
Total	2,151,589,458	100%

(1)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(2)	Includes the New York Stock Exchange and over-the-counter trading.

For further information, see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our by-laws.

General

Shareholders’ rights in Chilean companies are governed by the company’s by-laws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act Law 18,046. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 132 million as of December 31, 2016) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the SVS under Securities Market Law (Law 18,045), and the Chilean Companies Act. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were constituted by public deed issued on December 1, 1943 by the Santiago Notary Public, Mr. Luciano Hiriart C. Our existence and by-laws were approved by Decree 97 of the Ministry of Finance on January 3, 1944. An excerpt of the by-laws was registered on page 61, and the Decree was registered on page 65 of the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on January 17, 1944. We are registered with the SVS under the entry number 0114. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-13240 on July 26, 1994.

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

Corporate Objectives and Purposes

Article 4 of our by-laws states that our corporate objectives and purposes are, among other things, to engage in the production, transportation, distribution and supply of electric power, as well as to provide engineering consulting services, whether directly or through other companies, in Chile and abroad.

Board of Directors

Our Board of Directors consists of nine members who are appointed by shareholders at an OSM and are elected for a three year term, at the end of which they will be re-elected or replaced.

The nine directors elected at the OSM are the nine individual nominees who receive the highest majority of the votes. Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.

The effect of these voting provisions is to ensure that a shareholder owning more than 10% of our shares is able to elect a member of the Board.

The compensation of the directors is established annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Companies Act.

Certain Powers of the Board of Directors

Our by-laws provide that every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or their related parties, must be previously approved by two-thirds of the Board of Directors and be included in the Board meetings, and must comply with the provisions of the Chilean Companies Act.

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

Under Chilean law, the rights of our shareholders may only be modified by an amendment to the by-laws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if the subscriber has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise. If a subscriber does not fully pay for shares for which the subscriber has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The Chief Executive Officer, or the person replacing him, will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes (by two thirds of the voting shares) a reduction of the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

As of December 31, 2016, our subscribed and fully paid capital totaled Ch$ 553 billion and consisted of 8,201,754,580 shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 25, 2017. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the SVS. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

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

•

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controlling shareholder;

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

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enelgeneracion.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Companies Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

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

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholders, in cash, or in our shares, or in shares of publicly held corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

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

Acquisition of Shares

No provision in our by-laws discriminates against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder. Additionally, our by-laws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

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

Article 126 of the Chilean Companies Act Regulations establishes that in cases where the right to withdraw arises, the company shall be obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it. Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting. A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw are born. In the case of publicly held companies, such information shall be communicated by a prominent notice in a newspaper with a wide national circulation and on its website, plus a written communication addressed to the shareholders with rights at the address they have registered with the company. The notice of the shareholders meeting that should pronounce on a matter that could originate withdrawal rights should mention this circumstance.

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

•

the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the company, as well as any disposition of its shares that results in the parent company losing its position of controlling shareholder;

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

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and these companies are subject to greater restrictions than other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. We have been a Title XII Company since 1987 and we are approved by the Risk Classification Committee.

Title XII companies are required to have by-laws that:

•	limit the ownership of any shareholder to a specified maximum percentage, currently at 65%;

•	require that certain actions be taken only at a meeting of the shareholders; and

•	give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by us are registered with an administrative agent, which is DCV Registros S.A. This entity is also responsible for our shareholders registry. In case of jointly-owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with us.

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

In connection with our initial public offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank of Chile and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to ADSs could be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments needed to be remitted through the Formal Exchange Market.

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

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of shares and ADSs. The summary that follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs, if any, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries, which has not happened as of the date of this Report. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

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

In September 2014, a tax reform was enacted (Law 20,780) which, among other topics, progressively increased the corporate income tax (“CIT”). The CIT rate will be adjusted as follows: in 2014 it increased from 20% to 21%; in 2015 it increased to 22.5%; in 2016 it increased to 24%; in 2017, depending on which of the two new alternative systems enacted as part of the 2014 tax reform (discussed below) is chosen, the rate increases to 25% for companies electing the accrued income basis and 25.5% for companies electing the cash basis for shareholders. As of 2018, the CIT rate will remain at 25% for companies that elected the accrued income basis and will increase to 27% for companies that elected the cash basis for shareholders. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 24% (CIT rate for 2016) and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 24% x Line 1	24
3	Net distributable income: Line 1 — Line 2	76
4	Dividend distributed (50% of net distributable income): 50% of Line 3	38
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	12
7	Net withholding tax : Line 5 + Line 6	(5.6)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	14.5

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend Withholding	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Tax Rate		1 - (Chilean corporate income tax rate)

Using the rates prevailing until 2016, the Effective Dividend Withholding Rate is

(35%-24%) / (100%-24%) = 14.47%

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

3)

Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 24% Chilean CIT credit is applicable. This provisional 24% Chilean corporate income tax credit must be confirmed with the information of a company’s taxable income as of December 31 of the year in which the dividend was paid. A company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

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

New System in effect starting in 2017

The tax reform released in September 2014, as amended by Law 20,899 enacted on February 8, 2016, created two alternative mechanisms of shareholder-level income taxation beginning on January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially-integrated system in Chile and most similar to the current system) shareholder taxation. Since we are a public limited company (“Sociedad Anónima” in Spanish), no election is available to us, and therefore the cash basis system is mandatory for us according to the law.

In addition, the aforementioned Law 20,899 expanded the 100% CIT credit against the Chilean shareholder tax to taxpayers who are residents in countries with which Chile has an effective or signed tax treaty to avoid international double taxation prior to January 1, 2017, even if not in force as of such date. This is currently the status of the treaty signed between Chile and the United States. This temporary rule will be in force from January 1, 2017 through December 31, 2019.

Under the cash basis system, we will pay CIT (at 25% in 2017 and at 27% thereafter) on our annual result. Foreign and local individual shareholders will only pay in Chile the relevant tax (as described below) on effective profit distributions and will be allowed to use the tax paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder- level tax (as opposed to 100% under the current FUT regime and under the accrued income basis). However, if there is an effective or signed tax treaty with Chile before January 1, 2017 (even if not in effect), the CIT is fully creditable against the 35% shareholder tax.

Taxation in two stages:

•	Company: 27% of accrued profits (using the maximum CIT applicable from 2018 and forward).
•

Shareholder:  35% of cash disbursement (65% of CIT tax is creditable against the shareholder level tax, resulting in an effective tax rate to the shareholder of 17.5%. However, if the shareholder is a resident of a country with an effective or signed tax treaty with Chile before January 1, 2017 (even if not in effect), CIT tax is fully creditable, resulting in an effective tax rate to the shareholder of 8%).

Total Tax Burden: 44.45% (35% for residents of countries with tax treaties).

Taxation on sale or exchange of ADSs, outside of Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

Until December 31, 2016, the Chilean Income Tax Law included a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there were certain restrictions, in general terms, the amendment provided that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which were being sold must have been acquired on a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

If the shares did not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) the general tax regime, with a 24% Chilean CIT and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 24% Chilean CIT as sole tax regime, when all the following circumstances were met: (i) the sale was made between unrelated parties, (ii) the sale of shares was not a recurrent or habitual activity for the seller and (iii) at least one year had elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs was considered to be the date of acquisition of the shares for which the ADSs were exchanged.

Since January 1, 2017, the capital gains obtained in the sales of shares owned by foreign holders are subject to CIT and Chilean withholding tax, and the CIT serves as a credit in Chile to reduce the withholding tax.

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

Taxation of Distributions

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two regimes we elect to adopt. We adopted the cash basis system, which is very similar to the regime that was in effect until 2016. See “Item 10. Additional Information — E. Taxation— Chilean Tax Considerations — Taxation of shares and ADSs — Taxation of Cash Dividends and Property Distributions” above.

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

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long- term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year. The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances prior to 2017, and in all circumstances starting in 2017, Chilean taxes may be imposed upon the sale of shares (but not ADSs). See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against the beneficial owner’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we will not be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2017 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were to become a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless:

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

Not applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates that affect the generation business in Chile. These risks are monitored and managed by us in coordination with Enel Chile, our parent company. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time the purchase occurs. As of December 31, 2016, we held contracts classified as derivative financial instruments related to diesel oil (2,928,675 barrels of Brent diesel oil) and natural gas (3,317,491 MMBTU of Henry Hub). As of December 31, 2015, we held contracts classified as financial instruments related to diesel oil (133,058 barrels of Brent diesel oil).

In our thermal power plants, which use coal or petroleum-based liquid fuel, the dispatch or bidding mechanism allows these plants to cover their operating costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. We transfer commodity prices variations to contracted sale prices according to indexing formulas. Due to the drought conditions in the past several years in Chile and the price volatility of coal, we hedged this risk with commodity instruments available in the international markets. As of December 31, 2016 and 2015, we did not hold any contracts classified as either derivative financial instruments or financial instruments related either to coal or petroleum based liquid fuel.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2016 and 2015, we did not hold electricity price-sensitive instruments.

We are continually analyzing strategies to hedge commodity price risk, like transferring commodity price variations to the customers’ contract prices and/or permanently adjusting commodity indexed price formulas for new Power Purchase Agreements according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2016, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	1,840	1,960	2,087	2,223	2,368	487,333	497,811	596,452
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.1%	6.1%
Total fixed rate	1,840	1,960	2,087	2,223	2,368	487,333	497,811	596,452
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.1%	6.1%	—
Variable Rate
Ch$/UF	5,480	5,480	29,433	49,433	29,433	231,249	330,509	422,604
Weighted average interest rate	9.1%	9.1%	7.8%	7.8%	7.8%	7.8%	7.8%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
Total variable rate	5,480	5,480	29,433	49,433	29,433	231,249	330,509	422,604
Weighted average interest rate	9.1%	9.1%	7.8%	7.8%	7.8%	7.8%	7.8%	—
Total	7,320	7,440	31,520	51,656	31,801	718,582	828,320	1,019,056

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2016, which was Ch$ 669.47 per US$ 1.00.
(2)

As of December 31, 2016, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2015, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	6.7%	—	—	—	—	—	—	—
US$	1,833	1,952	2,079	2,214	2,358	519,464	529,901	594,108
Weighted average interest rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.7%	5.7%
Total fixed rate	1,833	1,952	2,079	2,214	2,358	519,464	529,901	594,108
Weighted average interest rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.7%	5.7%	—
Variable Rate
Ch$/UF	5,331	5,331	5,331	28,630	28,630	253,570	326,822	410,256
Weighted average interest rate	10.6%	10.6%	10.6%	9.0%	9.0%	9.0%	9.1%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate		—	—	—	—	—	—	—
Total variable rate	5,331	5,331	5,331	28,630	28,630	253,570	326,822	410,256
Weighted average interest rate	10.6%	10.6%	10.6%	9.0%	9.0%	9.0%	9.1%	—
Total	7,164	7,283	7,410	30,844	30,988	773,034	856,723	1,004,364

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)

As of December 31, 2015, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Interest Rate Risk

Our policy aims to minimize the average cost of debt and reduce the volatility of our financial results. Depending on our estimates and the debt structure, we sometimes manage interest rate risk through the use of interest rate derivatives.

At both December 31, 2016 and 2015, 92% of our total outstanding debt was denominated in fixed terms and 8% was subject to variable interest rates.  Because the exposure to variable interest rate risk was so low, we did not engage in derivative hedging instruments.

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

As of December 31, 2016, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	523,687	—	—	—	523,687	(23,641)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	—	523,687	—	—	—	523,687	(23,641)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2016, which was Ch$ 669.47 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2015, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	—	541,153	—	—	541,153	(60,304)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	—	—	541,153	—	—	541,153	(60,304)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

For further detail, please refer to Note 19.6 of the Notes to our consolidated financial statements.

(d)	Safe Harbor.

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

Item 12.Description of Securities Other Than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Depositary Fees and Charges

Our ADS program’s depositary is Citibank, N.A. The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders. The Depositary may generally refuse to provide the requested services until its fees for those services are paid. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees

(1) Issuance of ADS upon deposit of shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to US$ 5 per 100 ADSs (or fraction thereof) issued

(2) Delivery of deposited securities against surrender of ADS	Up to US$ 5 per 100 ADSs (or fraction thereof) surrendered

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$ 5 per 100 ADSs (or fraction thereof) held

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$ 5 per 100 ADSs (or fraction thereof) held

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin-off of shares)	Up to US$ 5 per 100 ADSs (or fraction thereof) held

(6) Depositary services	Up to US$ 5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary

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

Depositary Payments for Fiscal Year 2016

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2016, the Depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of US$ 0.2 million (after the deduction of applicable U.S. taxes).

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15 (e) under the Exchange Act) for the year ended December 31, 2016.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13 a-15 (f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS, as issued by the IASB.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2016. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Based on the assessment, our management has concluded that as of December 31, 2016, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2016. Their attestation report appears on page F-2.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.Reserved

Item 16A.Audit Committee Financial Expert

As of December 31, 2016, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Enrique Cibié, as determined by the Board of Directors. Mr. Cibié is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.Code of Ethics

Our standards of ethical conduct are governed by means of the following seven corporate rulings or policies: the Charter Governing Executives (“Estatuto del Directivo”), the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-

Corruption Plan (the “ZTAC Plan”), the Human Rights Policy, the Manual for the Management of Information of Interest to the Market (the “Manual”) and the Diversity Policy.

The Charter Governing Executives was adopted by the Board of Directors in May 2003 and is applicable to all executives contractually related to us or our subsidiaries in which we are the majority shareholder, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The objective of this set of rules is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within the context of our vision, mission and values. Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

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

On October 30, 2013, the Board approved the Human Rights Policy, which incorporates and adapts the general human rights principles championed by the United Nations into a corporate reality.

The Diversity Policy was approved by the Board of Directors on March 23, 2016. This policy aims to define the key principles required to spread a culture that focuses on diversity and is based on the respect and promotion of the principles of preventing arbitrary discrimination and encouraging equal opportunities and inclusion, which are fundamental values in the development of the Company's activities. In this sense, the Company seeks to improve the work environment and make possible a better quality of life at work. The Company is committed to creating an inclusive work environment where workers can develop their potential and maximize their contribution.

A copy of these documents is available on our webpage at www.enelgeneracion.cl as well as upon request, free of charge, by writing or calling us at:

Enel Generación Chile S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

During fiscal year 2016, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officers of the Company in fiscal year 2016. However, at its meeting held on January 19, 2017, our Board of Directors approved an amendment to the Code of Ethics and ZTAC Plan to eliminate the reference to Law 19,885, in connection with political donations and to forbid them under all circumstances.

Item 16C.Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2016	2015
	(in millions of Ch$)
Audit fees	567	657
Audit-related fees(1) (2)	101	1,099
Tax fees	—	—
All other fees(3)	—	21
Total	668	1,777

(1)	2016 audit-related fees included audit services related to the merger between Celta and GasAtacama Chile of Ch$ 97 million.
(2)	2015 audit-related fees included audit services related to the group’s reorganization of Ch$ 1,012 million and services related to internal control processes (“Mappatura”) of Ch$ 87 million.
(3)	2015 all other fees included audit services related to the preparation of the inventory of fixed assets and definition of a control system for Emgesa.

All of the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

Directors’ Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so require, appoint their own external auditors.

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

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Change in Registrant’s Certifying Accountant

None.

Item 16G.Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Item 16H.Mine Safety Disclosure

Not applicable.

PART III

Item 17.Financial Statements

Not Applicable.

Item 18.Financial Statements

Enel Generación Chile and Subsidiaries

Index to the Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of KPMG Auditores Consultores Ltda. — Enel Generación Chile S.A. 2016, 2015 and 2014	F-1
Report of KPMG Auditores Consultores Ltda. — Enel Generación Chile S.A. — Internal Control Over Financial Reporting 2016	F-2
Report of Ernst & Young Audit S.A.S — Emgesa S.A. E.S.P. 2015	F-3
Report of Ernst & Young Audit S.A.S — Emgesa S.A. E.S.P. 2014	F-4

Report of Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global — Endesa Argentina S.A. 2015 and 2014	F-5

Report of Ernst & Young Auditores Independentes S.S. — Enel Brasil S.A. 2015 and 2014	F-6

Consolidated Financial Statements:

Consolidated Statements of Financial Position at December 31, 2016 and 2015	F-7
Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014	F-8
Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014	F-10
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014	F-12
Notes to the Consolidated Financial Statements	F-15

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Generación Chile S.A.
8.1	List of Principal Subsidiaries as of December 31, 2016.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Enel Generación Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL GENERACION CHILE S.A.

By:	/s/ Valter Moro
Name:	Valter Moro
Title:	Chief Executive Officer

Date: April 27, 2017

Enel Generación Chile S.A. (formerly named Empresa Nacional de Electricidad S.A. or Endesa Chile) and its Subsidiaries

Consolidated Financial Statements as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 together with the Reports of Independent Registered Public Accounting Firms

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Enel Generación Chile S.A. (Enel Generación Chile) Formerly Named Empresa Nacional de Electricidad S.A. (Endesa−Chile):

We have audited the accompanying consolidated statements of financial position of Enel Generación Chile and subsidiaries (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Emgesa S.A. E.S.P. and its subsidiaries and Endesa Argentina S.A. and its subsidiaries, which statements reflect total assets constituting 33.52 percent of the Company’s consolidated total assets as of December 31, 2015, and ThCh$321,253,877 and ThCh$345,341,681 of the Company’s consolidated profit from discontinued operations for the years ended December 31, 2015 and 2014, respectively. In addition, we did not audit the financial statements of Enel Brasil S.A. (a 38.64 percent owner investee company as of December 31, 2015). The Company’s investment in Enel Brasil S.A. as of December 31, 2015 was ThCh$444,182,602, and its equity in earnings was, ThCh$36,473,505 and ThCh$62,181,301 for the years ended December 31, 2015 and 2014, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enel Generación Chile and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enel Generación Chile’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 27, 2017, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
April 27, 2017

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Enel Generación Chile S.A. (Enel Generación Chile) Formerly Named Empresa Nacional de Electricidad S.A. (Endesa−Chile):

We have audited the internal control over financial reporting of Enel Generación Chile as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Enel Generación Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Enel Generación Chile’s internal control over financial reporting based on our audit.

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

In our opinion, Enel Generación Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Enel Generación Chile and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated April 27, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
April 27, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the consolidated statement of financial position of Emgesa S.A. E.S.P. and subsidiaries (the “Company”) as of December 31 2015, and the related consolidated statements of income, other comprehensive income, shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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
April 25, 2016

A member firm of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the consolidated balance sheet of Emgesa S.A. E.S.P. and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of income, shareholders’ equity and cash flows for the four-month period ended December 31, 2014 and eight-month period ended August 31, 2014 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L Member of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enel Brasil S.A.

We have audited the consolidated statements of financial position of Enel Brasil S.A. and subsidiaries as of December 31, 2015, and the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2015 and 2014 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enel Brasil S.A. and subsidiaries at December 31, 2015, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Paulo José Machado

Partner

Rio de Janeiro, RJ - Brazil

March 28, 2016

ENEL GENERACIÓN CHILE S.A. (FORMERLY NAMED EMPRESA NACIONAL DE ELECTRICIDAD S.A. OR ENDESA CHILE) AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In thousands of Chilean pesos)

ASSETS	Note	12-31-2016	12-31-2015
CURRENT ASSETS		ThCh$	ThCh$
Cash and cash equivalents	7	114,486,479	37,425,233
Other current financial assets	8	487,106	1,011,555
Other current non-financial assets		4,409,288	462,748
Trade and other current receivables, net	9	260,440,086	363,475,277
Current accounts receivable from related parties	10	82,727,781	68,867,726
Inventories	11	33,390,799	36,755,409
Current taxes receivable	12	34,438,408	14,857,462
Non-current assets and disposal groups held for sale or distribution to owners	4	12,993,008	3,889,706,030
TOTAL CURRENT ASSETS		543,372,955	4,412,561,440
NON-CURRENT ASSETS
Other non-current financial assets	8	28,802,568	21,718,720
Other non-current non-financial assets		12,318,443	3,387,709
Trade and other non-current receivables, net	9	6,788,437	35,901
Investments accounted for using the equity method	13	18,738,198	45,716,371
Intangible assets other than goodwill, net	14	19,266,874	20,905,426
Goodwill	15	24,860,356	24,860,356
Property, plant and equipment, net	16	2,726,838,537	2,729,717,092
Deferred tax assets	17	18,696,123	19,867,318
TOTAL NON-CURRENT ASSETS		2,856,309,536	2,866,208,893
TOTAL ASSETS		3,399,682,491	7,278,770,333

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	18	25,696,064	27,921,565
Trade and other current payables	21	341,088,664	360,459,609
Current accounts payable to related parties	10	121,018,039	257,584,485
Current provisions	22	6,493,428	15,617,614
Current tax liabilities	12	61,457,940	14,484,736
Other current non-financial liabilities		23,330	23,330
Liabilities associated with disposal groups held for sale or distribution to owners	4	-	1,851,784,156
TOTAL CURRENT LIABILITIES		555,777,465	2,527,875,495
NON-CURRENT LIABILITIES
Other non-current financial liabilities	18	854,016,751	917,197,790
Other non-current payables	21	1,453,022	5,975,686
Non-current accounts payables to related parties	10	251,527	97,186
Non-current provisions, other than for employee benefits	22	57,325,915	50,702,975
Deferred tax liabilities	17	185,277,005	217,759,706
Non-current provisions for employee benefits	23	15,820,557	15,271,416
TOTAL NON-CURRENT LIABILITIES		1,114,144,777	1,207,004,759
TOTAL LIABILITIES		1,669,922,242	3,734,880,254
EQUITY
Issued capital	24	552,777,321	1,331,714,085
Retained earnings		1,199,429,221	2,218,373,368
Share premium	24	85,511,492	206,008,557
Other reserves	24	(136,755,547)	(1,107,906,103)
Equity attributable to Shareholders of the Parent Company		1,700,962,487	2,648,189,907
Non-controlling interests		28,797,762	895,700,172
TOTAL EQUITY		1,729,760,249	3,543,890,079

TOTAL LIABILITIES AND EQUITY		3,399,682,491	7,278,770,333

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. (FORMERLY NAMED EMPRESA NACIONAL DE ELECTRICIDAD S.A. OR ENDESA CHILE) AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

STATEMENTS OF COMPREHENSIVE INCOME	Note	Year ended
		12-31-2016	12-31-2015	12-31-2014
Profit (loss)		ThCh$	ThCh$	ThCh$
Revenues	25	1,639,959,815	1,539,977,511	1,209,796,735
Other operating income		19,767,514	3,832,806	21,178,089
Revenues and Other Operating Income from continuing operations		1,659,727,329	1,543,810,317	1,230,974,824

Raw materials and consumables used	26	(895,060,114)	(880,891,223)	(750,216,671)
Contribution Margin from continuing operations		764,667,215	662,919,094	480,758,153

Other work performed by the entity and capitalized	16	9,758,304	15,250,810	16,466,173
Employee benefits expense	27	(60,350,072)	(70,969,357)	(64,859,965)
Depreciation and amortization expense	28	(132,600,381)	(124,835,559)	(101,304,909)
Impairment losses	28	(30,785,531)	9,793,652	(12,461,456)
Other expenses	29	(119,303,215)	(90,339,822)	(66,335,541)
Operating Income from continuing operations		431,386,320	401,818,818	252,262,455

Other gains, net	30	121,490,974	4,015,401	42,651,567
Financial income	31	6,150,751	234,821	1,586,033
Financial costs	31	(55,701,778)	(64,206,719)	(71,617,257)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	13	7,878,201	8,905,045	(54,352,583)
Foreign currency exchange differences	31	13,266,320	(53,880,472)	(21,240,269)
Gains from indexed assets and liabilities, net	31	606,075	3,600,187	13,926,117
Income from continuing operations before income taxes		525,076,863	300,487,081	163,216,063
Income tax expense, continuing operations	32	(83,216,935)	(76,655,819)	(94,057,652)
NET INCOME FROM CONTINUING OPERATIONS		441,859,928	223,831,262	69,158,411

Discontinued operations
Profit after tax for the year from discontinued operations	4	79,572,445	411,189,551	489,918,869
NET PROFIT FOR THE YEAR		521,432,373	635,020,813	559,077,280

Net profit for the year attributable to
Shareholders of the parent company		472,558,428	392,868,115	276,026,798
Non-controlling interests	24	48,873,945	242,152,698	283,050,482
NET PROFIT FOR THE YEAR		521,432,373	635,020,813	559,077,280

Basic and diluted earnings per share
Net profit for the year attributable to shareholders of the parent company from continuing operations		432,799,393	212,322,046	55,861,255
Net profit for the year attributable to shareholders of parent from discontinued operations		39,759,035	180,546,069	220,165,543
Basic and diluted earnings per share from continuing operations	Ch$ / share	52.77	25.89	6.81
Basic and diluted earnings per share from discontinued operation	Ch$ / share	4.85	22.01	26.84
Total Basic and diluted earnings per share	Ch$ / share	57.62	47.90	33.65
Weighted average number of shares of common stock	Thousands	8,201,755	8,201,755	8,201,755

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. (FORMERLY NAMED EMPRESA NACIONAL DE ELECTRICIDAD S.A. OR ENDESA CHILE) AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	Year ended
		12-31-2016	12-31-2015	12-31-2014
		ThCh$	ThCh$	ThCh$

Net Profit for the Year		521,432,373	635,020,813	559,077,280

Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes
Losses from defined benefit plans, net	23	(1,757,402)	(216,648)	(4,680,070)
Other comprehensive loss that will not be reclassified subsequently to profit or loss		(1,757,402)	(216,648)	(4,680,070)

Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Foreign currency translation losses, net		(139,529,128)	(244,110,922)	(8,365,502)
Gains (losses) from available-for-sale financial assets, net		18	(441,585)	(6,042)
Net losses from cash flow hedges		66,502,675	(151,642,828)	(130,534,462)
Reclassification adjustments on cash flow hedges		20,456,663	15,850,894	(7,884,692)
Share of other comprehensive income from investments accounted for using the equity method		(11,904,709)	(2,475,299)	11,478,398
Other comprehensive loss that will be reclassified subsequently to profit or loss		(64,474,481)	(382,819,740)	(135,312,300)

Total other comprehensive loss, before income taxes		(66,231,883)	(383,036,388)	(139,992,370)

Income taxes related to components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		474,498	(5,476)	1,929,441
Income tax related to components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss		474,498	(5,476)	1,929,441

Income taxes related to components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Income tax related to cash flow hedge		(20,924,809)	35,463,169	34,120,329
Income tax related to available-for-sale financial assets		(5)	10	1,306
Income taxes related to components of comprehensive income (losses) that will be reclassified subsequently to profit or loss		(20,924,814)	35,463,179	34,121,635

Total Other Comprehensive Loss		(86,682,199)	(347,578,685)	(103,941,294)
TOTAL COMPREHENSIVE INCOME		434,750,174	287,442,128	455,135,986

Comprehensive income (loss) attributable to
Shareholders of the parent company		450,858,649	132,746,446	217,472,247
Non-controlling interests		(16,108,475)	154,695,682	237,663,739
TOTAL COMPREHENSIVE INCOME		434,750,174	287,442,128	455,135,986

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. (FORMERLY NAMED EMPRESA NACIONAL DE ELECTRICIDAD S.A. OR ENDESA CHILE) AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

Statements of Changes in Equity	Issued Capital	Share Premium	Changes in Reserves Other than Retained Earnings						Total Reserves Other than Retained Earnings	Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non- controlling Interests	Total Equity
			Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves related to assets held for sale and disposal groups
Equity as of 1-1-2016	1,331,714,085	206,008,557	19,691,866	(205,691,575)	-	(1,046)	(719,716,306)	(202,189,042)	(1,107,906,103)	2,218,373,368	2,648,189,907	895,700,172	3,543,890,079
Changes in equity
Comprehensive income
Net profit for the year										472,558,428	472,558,428	48,873,945	521,432,373
Other comprehensive loss			(3,527,400)	67,731,875	(1,284,713)	13	(11,690,790)	(72,928,764)	(21,699,779)		(21,699,779)	(64,982,420)	(86,682,199)
Total comprehensive income											450,858,649	(16,108,475)	434,750,174
Dividends										(184,234,740)	(184,234,740)	(7,405,769)	(191,640,509)
Increase (decrease) from distribution to owners	(778,936,764)	(120,497,065)	-	-	-	-	776,186,804	275,117,804	1,051,304,608	(1,305,983,122)	(1,154,112,343)	(839,096,192)	(1,993,208,535)
Increase (decrease) from other changes	-	-	46,375	14,460,299	1,284,713	-	(76,967,775)	2,722,115	(58,454,273)	(1,284,713)	(59,738,986)	(4,291,974)	(64,030,960)
Total changes in equity	(778,936,764)	(120,497,065)	(3,481,025)	82,192,174	-	13	687,528,239	204,911,155	971,150,556	(1,018,944,147)	(947,227,420)	(866,902,410)	(1,814,129,830)
Equity as of 12-31-2016	552,777,321	85,511,492	16,210,841	(123,499,401)	-	(1,033)	(32,188,067)	2,722,113	(136,755,547)	1,199,429,221	1,700,962,487	28,797,762	1,729,760,249

Statements of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves							Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non- controlling Interests	Total Equity
			Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves related to assets held for sale and disposal groups	Total Reserves Other than Retained Earnings
Equity as of 1-1-2015	1,331,714,085	206,008,557	(11,409,870)	(117,559,279)	-	(1,020)	(719,216,262)	-	(848,186,431)	2,010,744,273	2,700,280,484	823,605,857	3,523,886,341
Changes in equity
Comprehensive income
Net profit for the year										392,868,115	392,868,115	242,152,698	635,020,813
Other comprehensive loss			(160,979,109)	(96,154,779)	(467,310)	(118,688)	(2,401,783)		(260,121,669)		(260,121,669)	(87,457,016)	(347,578,685)
Total comprehensive income											132,746,446	154,695,682	287,442,128
Dividends										(184,771,710)	(184,771,710)	(80,862,173)	(265,633,883)
Increase (decrease) from other changes			192,080,845	8,022,483	467,310	118,662	1,901,739	(202,189,042)	401,997	(467,310)	(65,313)	(1,739,194)	(1,804,507)
Total changes in equity			31,101,736	(88,132,296)	-	(26)	(500,044)	(202,189,042)	(259,719,672)	207,629,095	(52,090,577)	72,094,315	20,003,738
Equity as of 12-31-2015	1,331,714,085	206,008,557	19,691,866	(205,691,575)	-	(1,046)	(719,716,306)	(202,189,042)	(1,107,906,103)	2,218,373,368	2,648,189,907	895,700,172	3,543,890,079

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. (FORMERLY NAMED EMPRESA NACIONAL DE ELECTRICIDAD S.A. OR ENDESA CHILE) AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity (continued)

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

Statements of Changes in Equity	Issued Capital	Share Premium	Changes in Other Reserves					Total Reserves Other than Retained Earnings	Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non-controlling Interests	Total Equity
			Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves
Equity as of 1-1-2014	1,331,714,085	206,008,557	(45,609,591)	(15,595,990)	-	3,716	(732,764,785)	(793,966,650)	1,908,211,855	2,651,967,847	935,846,143	3,587,813,990
Changes in equity
Comprehensive income
Net profit for the year									276,026,798	276,026,798	283,050,482	559,077,280
Other comprehensive income (loss)			34,199,721	(101,963,289)	(2,342,125)	(4,736)	11,555,878	(58,554,551)		(58,554,551)	(45,386,743)	(103,941,294)
Total comprehensive income										217,472,247	237,663,739	455,135,986
Dividends									(171,152,255)	(171,152,255)	(349,898,166)	(521,050,421)
Increase (decrease) from other changes	-	-	-	-	2,342,125	-	1,992,645	4,334,770	(2,342,125)	1,992,645	(5,859)	1,986,786
Total changes in equity	-	-	34,199,721	(101,963,289)	-	(4,736)	13,548,523	(54,219,781)	102,532,418	48,312,637	(112,240,286)	(63,927,649)
Equity as of 12-31-2014	1,331,714,085	206,008,557	(11,409,870)	(117,559,279)	-	(1,020)	(719,216,262)	(848,186,431)	2,010,744,273	2,700,280,484	823,605,857	3,523,886,341

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. (FORMERLY NAMED EMPRESA NACIONAL DE ELECTRICIDAD S.A. OR ENDESA CHILE) AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flow, Direct

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Chilean pesos)

Statement of Direct Cash Flow		Year ended
	Note	12-31-2016	12-31-2015	12-31-214
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Types of collection from operating activities
Collections from the sale of goods and services		2,374,348,805	3,249,925,184	2,811,897,399
Collections from royalties, payments, commissions, and other income from ordinary activities		1,967,684	3,865,539	3,680,012
Collections from premiums and services, annual payments, and other benefits from policies held		4,108,308	14,740,827	20,348,278
Other collections from operating activities		260,080	24,297,790	10,278,543
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,432,187,182)	(1,854,215,926)	(1,602,355,475)
Payments to and on behalf of employees		(70,830,372)	(117,343,733)	(115,501,402)
Payments on premiums and services, annual payments, and other obligations from policies held		(21,525,259)	(10,788,411)	(11,604,575)
Other payments for operating activities		(185,124,143)	(51,345,413)	(41,309,466)
Cash generated from operating activities
Income taxes paid		(107,229,062)	(236,640,545)	(141,369,833)
Other outflows of cash		(4,600,270)	(121,281,076)	(117,263,976)
Net cash provided by operating activities		559,188,589	901,214,236	816,799,505
Cash flows from investment activities
Cash collections from the loss of control of subsidiaries or other businesses	7	-	6,639,653	-
Cash flows used to obtain control of subsidiaries or other businesses or to increase ownership in subsidiaries	7	-	-	(37,654,762)
Other collections from the sale of equity or debt instruments belonging to other entities	13.1.b.	133,206,429	20,000,882	90,115,470
Other payments to acquire equity or debt instruments belonging to other entities		-	-	(126,137,803)
Other payments to acquire stakes in joint ventures		(2,346,000)	(2,550,000)	(3,315,000)
Loans to related parties		(6,457,077)	-	(98,813)
Proceeds from the sale of property, plant and equipment		42,597	49,916	1,223,429
Purchases of property, plant and equipment		(194,880,395)	(525,755,416)	(421,313,962)
Purchases of intangible assets		-	(12,049,927)	-
Payments from future, forward, option and swap contracts		(7,860,258)	(6,376,166)	(19,237,796)
Collections from future, forward, option and swap contracts		3,439,049	10,906,446	11,498,294
Collections of loans to related parties		1,907,339	98,813	-
Dividends received		8,682,538	11,249,679	139,059,018
Interest received		3,686,258	9,190,650	11,725,222
Other inflows (outflows) of cash		-	-	26,689,567
Net cash used in investing activities		(60,579,520)	(488,595,470)	(327,447,136)
Cash flows from financing activities
Total proceeds from loans		257,661,770	347,776,657	421,411,263
Proceeds from long-term loans		249,359,440	79,136,157	413,726,267
Proceeds from short-term loans		8,302,330	268,640,500	7,684,996
Loans from related parties		37,096,734	645,635,959	448,358,997
Payments on borrowings		(182,345,064)	(460,398,335)	(203,817,014)
Payments on financial lease liabilities		(1,744,003)	(10,747,974)	(5,730,333)
Repayments of loans from related parties		(204,524,335)	(566,771,227)	(582,861,850)
Dividends paid		(126,718,920)	(400,032,465)	(368,635,733)
Interest paid		(76,403,433)	(152,767,801)	(144,524,347)
Other outflows of cash	7.f.	(222,675,977)	(8,479,868)	(16,459,962)
Net cash used in financing activities		(519,653,228)	(605,785,054)	(452,258,979)
Net (decrease) increase in cash and cash equivalents before the effect of exchange rate changes		(21,044,159)	(193,166,288)	37,093,390
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(14,207,725)	6,246,146	(24,242,264)
Net (decrease) increase in cash and cash equivalents		(35,251,884)	(186,920,142)	12,851,126
Cash and cash equivalents at the beginning of the year	7	149,738,363	336,658,505	323,807,379
Cash and cash equivalents at the end of the year	7	114,486,479	149,738,363	336,658,505

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. (FORMERLY NAMED EMPRESA NACIONAL DE ELECTRICIDAD S.A. OR ENDESA CHILE) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL GENERACIÓN CHILE S.A. (FORMERLY NAMED EMPRESA NACIONAL DE ELECTRICIDAD S.A. OR ENDESA CHILE) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Chilean pesos)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Generación Chile S.A., formerly named Empresa Nacional de Electricidad S.A., or Endesa Chile, (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Generación Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with a registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered with the securities register of the Chilean Superintendence of Securities and Insurance (“Superintendencia de Valores y Seguros” or “SVS”) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC). The Company’s shares have been listed on the New York Stock Exchange since 1994.

The Company is a subsidiary of Enel Chile S.A. (formerly named Enersis Chile S.A.), a company which, in turn, is a subsidiary of Enel Iberoamérica S.R.L, a company controlled by Enel S.p.A. (hereinafter “Enel”).

The Company was initially incorporated by a public deed dated December 1, 1943 under the name Empresa Nacional de Electricidad S.A. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the incorporation of the Company and approved its by-laws. The Company changed its name to Enel Generación Chile S.A. effective October 18, 2016, the date its by-laws were amended in connection with the corporate reorganization of the Group (see Note 4.2). For tax purposes, the Company operates under Chilean tax identification number 91.081.000-6.

As of December 31, 2016 the Group had 883 employees. During the year ended December 31, 2016, the Group averaged a total of 937 employees (see Note 35).

The Group’s corporate purpose consists of generating, transporting, producing, and distributing electrical energy. The Company’s corporate purpose also includes investing in financial assets, developing projects, carrying out activities in the energy industry and in other fields in which electrical energy is essential, and participating in public civil or hydraulic infrastructure concessions in which it may participate directly or through subsidiaries or associate companies in Chile or abroad.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.1	Accounting principles

The consolidated financial statements as of December 31, 2016 of the Group, approved for issuance by the Company’s Board of Directors at its meeting held on April 26, 2017, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except, in accordance with IFRS, those assets and liabilities that are measured at a fair value (see Note 3.f) and those non-current assets and disposal groups held for sale, which are recognized at the carrying amount or the fair value less cost of disposal, whichever is lower (see Note 3.j).

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.7 and 3.m.

2.2	New accounting pronouncements
a)	Accounting pronouncements effective from January 1, 2016:

Amendments to Standards	Effective date

Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11)

This amendment states that the accounting standards contained in IFRS 3 “Business Combinations” and other standards that are applicable to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitute a business.

Annual periods beginning on or after January 1, 2016

Annual Improvements 2012-2014 Cycle

These are a set of improvements that were necessary, but not urgent, and that amend the following standards: IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, IFRS7 “Financial Instruments: Disclosures”, IAS19 “Employee Benefits” and IAS 34 “Interim Financial Reporting”.

Annual periods beginning on or after January 1, 2016

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

The amendment to IAS 16 “Property, Plant and Equipment” explicitly forbids the use of revenue-based depreciation for property, plant and equipment. The amendment to IAS 38 “Intangible Assets” introduces the rebuttable presumption that, for intangible assets, the revenue-based amortization method is inappropriate and establishes two limited exceptions.

Annual periods beginning on or after January 1, 2016

Equity Method in Separate Financial Statements (Amendments to IAS 27)

This amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The objective of the amendment is to minimize the costs associated with complying with the IFRS, particularly for those entities applying IFRS for the first time, without reducing the information available to investors.

Annual periods beginning on or after January 1, 2016

Disclosure Initiative (Amendments to IAS 1)

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to assist companies in applying professional judgment to determine the disclosures that should be included in their financial statements.

Annual periods beginning on or after January 1, 2016

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)

The amendments, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016

The new interpretation and amendments adopted, which went into effect on January 1, 2016, had no significant effect on the consolidated financial statements of the Company and its subsidiaries.

b)	Accounting pronouncements effective from January 1, 2017 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards	Effective date
IFRS 9 Financial Instruments	Annual periods beginning on or after January 1, 2018
IFRS 15 Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2018
IFRS 16 Leases	Annual periods beginning on or after January 1, 2019

IFRS 9 Financial Instruments

In June 2014, the IASB issued a finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard brings together the results of the three phases of the IASB project on financial instruments: (i) classification and measurement, (ii) impairment, and (iii) hedge accounting.

IFRS 9 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2018.  Early adoption is permitted. The standard imposes many specific transition rules, exceptions and exemptions, but, in general, should be applied retrospectively, except for most of the hedge accounting requirements, which shall be applied prospectively. IFRS 9 does not require any prior period restatements. The Group has no plans to adopt this standard early.

The effects that IFRS 9 will have on the Group's consolidated financial statements in 2018 are not yet known and cannot be reliably estimated, as it will depend on the financial instruments the Group possesses and the economic conditions as of the date of its adoption, as well as on the accounting choices and judgments made during the implementation period. However, the Group has made a preliminary assessment of the potential impact, which is based on currently available information and may therefore be subject to changes arising from the detailed analysis to be developed or new information available in the future.

i)	Classification and measurement.

IFRS 9 introduces a new approach to classification of financial assets, based on two concepts: contractual cash flows characteristics and the business model. Under this new approach, the four classification categories that existed under IAS 39 “Financial Instruments: Recognition and Measurement” are replaced by the following three categories:

- amortized cost;

- fair value with changes in other comprehensive income; or

- fair value through profit or loss.

Financial liabilities under IFRS 9 are classified in a similar manner to under IAS 39 “Financial Instruments: Recognition and Measurement”. However there are differences in the requirements applicable to the measurement of financial liabilities designated at fair value through profit or loss. Changes originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

On the basis of its preliminary assessment, the Group believes that the new classification and measurement requirements for financial assets and financial liabilities, if applied as of December 31, 2016, would not have had significant effects on its consolidated financial statements.

ii)	Impairment.

IFRS 9 introduces an expected credit loss model, different to the incurred credit loss model required by IAS 39 “Financial Instruments: Recognition and Measurement”. This means that under IFRS 9 impairment will be generally recognized earlier than under the current standard.

The new impairment model will be applied to financial assets measured at amortized cost or at fair value with changes in other comprehensive income. Loss allowance will be measured based on:

-	expected credit losses over the next 12 months; or
-

expected credit losses over the life of the asset if, at the reporting date of the financial statements, there is a significant increase in the credit risk of a financial instrument since the initial recognition.

The standard allows, as a matter of simplification, accounting for loss allowance on commercial receivables, contractual assets or lease receivables, based on expected credit losses over the life of these assets. The Group preliminarily believes that it will apply the simplified approach to all trade accounts receivable.

iii)	Hedge accounting.

IFRS 9 introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non- financial risk exposures, and establishes a more principles based approach. The new approach will better reflect the results of risk management activities in the financial statements, allowing more elements to be eligible as hedged items: risk component of non-financial items, net positions and aggregate exposures (i.e. a combination of non-derivative and derivative instruments).

At the initial application of IFRS 9, the Group may choose as an accounting policy to continue applying IAS 39 “Financial Instruments: Recognition and Measurement” the hedge accounting requirements of IAS 39 instead of the IFRS 9 requirements. The Group currently intends to apply new IFRS 9 for hedge accounting on the date of its adoption.

The Group believes that all hedging relationships currently in existence, which have been designated as effective hedges, will continue to be eligible for hedge accounting in accordance with IFRS 9. The Group will evaluate possible changes related to accounting for the time value of options, forward elements or monetary base differential in greater details in the future.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers”. This standard establishes a single, principles based five-step model to be applied to all contracts with customers. In accordance with IFRS 15, income is recognized at an amount that reflects the consideration to which an entity will be entitled in exchange for the promised goods or services.

The new revenue standard supersedes all current revenue recognition standards:

-	IAS 11 Construction Contracts;
-	IAS 18 Revenue;
-	IFRIC 13 Customer Loyalty Programs;
-	IFRIC 15 Agreements for the Construction of Real Estate;
-	IFRIC 18 Transfers of Assets from Customers; and
-	SIC-31 Revenue—Barter Transactions Involving Advertising Services.

IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2018. The standard is to be applied retrospectively to each prior reporting period presented in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, subject to some practical expedients; or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.  Early adoption is permitted. The Group preliminarily estimates that on the date of mandatory application it will apply the cumulative effect method. As a result, the Group will apply IFRS 15 retrospectively only to contracts in effect on the date of initial application, recognizing the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings of the annual presentation period which includes the date of initial application.

The Group has made a preliminary assessment of IFRS 15, determining that, if these standards were applied as of December 31, 2016, there would have been no significant effects on the consolidated financial statements of the Group.

IFRS 15 introduces new revenue disclosures in comparison to the current standards. These requirements represent a significant change from current practice and significantly increase the volume of disclosures to be included in the Group’s financial statements. During 2017, in accordance with the schedule of the IFRS 15 implementation established internally, the Group will evaluate and implement changes and improvements in the systems, internal controls, policies and procedures, necessary to enable collection and disclosure of the required information.

IFRS 16 Leases

In January 2016 the IASB has published a new standard, IFRS 16 “Leases”. The new standard establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases—Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

i)

Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17 “Leases”. As a result, at the date of commencement of a lease, the lessee will recognize an asset for the right to use the asset and a liability for the future payments. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)

Lessor accounting: does not change substantially from the current model of IAS 17 “Leases”. The lessor will continue to classify leases under the same principles of the current standard as operating or financial leases.

The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has also been applied.

IFRS 16 sets out a number of practical expedients for the transition, both for the lease definition and for the retrospective application. The Group has not yet decided whether to use any or all of the practical expedients.

The Group is currently conducting an initial assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend, among other things, on the chosen transition method, on the extent of practical expedients and recognition exemptions utilized, and on any additional lease that the Group may enter into in the future. The Group plans to disclose its transition method and quantitative information before the application date.

New Interpretations and Amendments to Standards	Effective date

Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

The amendments to IAS 12 “Income Tax” aim to clarify the accounting of deferred tax assets arising from unrealized losses related to debt instruments measured at fair value.

Annual periods beginning on or after January 1, 2017

Disclosure Initiative (Amendments to IAS 7)

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB's initiative to improve the presentation and disclosure of information in the financial statements. These modifications introduce additional disclosure requirements to the cash flow statement.

Annual periods beginning on or after January 1, 2017

Annual Improvements to IFRS Standards 2014-2016 Cycle

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in the following standards: IFRS 1 “First-time Adoption of IFRS”, IFRS 12 “Disclosures of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures”.

The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after January 1, 2018. The amendment to IFRS 12 for annual periods beginning on or after January 1, 2017.
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	Annual periods beginning on or after January 1, 2018

This interpretation addresses determination of the transaction date for the purpose of establishing the exchange rate to be used in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

These amendments specify accounting requirements for: (i) performance conditions for cash-settled share-based payments;(ii) the classification of withholding tax obligations for share-based payment transactions with net settlement features; and (iii) the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

Annual periods beginning on or after January 1, 2018

Transfers of Investment Property (Amendments to IAS 40)

The IASB issued this amendment to clarify that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use and is not a sufficient reclassification criteria.

Annual periods beginning on or after January 1, 2018

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

The amendment corrects an inconsistency between IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” with respect to the accounting treatment of the sale or contributions between an investor and its associate or joint venture.

The IASB decided to defer the date of effective implementation of this amendment indefinitely, pending the outcome of its research project on the method of participation.

Effective date deferred indefinitely

In Management’s opinion, the application of IFRIC 22 and amendments is not expected to have a significant effect on the consolidated financial statements of the Group.

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
-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the statements (see Appendix 6.2).

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

Although these judgments and estimates have been based on the best information available as of the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects of this change of judgments and estimates in the corresponding future consolidated financial statements.

2.4	Consolidated subsidiaries

Subsidiaries are defined as entities that are controlled either directly or indirectly by the Group. Control is achieved when the following conditions are met: the Company has i) power over the subsidiary; ii) is exposed, or has rights to variable returns from its involvement with the subsidiary; and iii) has the capacity to use its power to affect its returns.

The Group has power over its subsidiaries when it holds the majority of the substantive voting rights or when it has less than a majority of the voting rights, and those rights are sufficient to give it the practical ability to direct the relevant activities of the subsidiary unilaterally.

The Group will reassess whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control listed above.

As described in Note 2.7, subsidiaries are consolidated by applying full integration method.

Appendix 1 to these consolidated financial statements, entitled “Group Companies”, describes the relationship of the Company with each of its subsidiaries.

2.4.1	Changes in the scope of consolidation

On March 1, 2016, as part of the corporate reorganization and as a result of the spin-off described in Note 4.2, the Group distributed to owners all of the shares of Endesa Américas S.A., to which the companies associated with the generation business outside of Chile, which are detailed in Appendix 2, had been assigned. The impact of this transaction on the consolidated financial statements as of December 31, 2016 is described in Note 4.2.

On January 9, 2015, the Company, together with its subsidiary Compañía Eléctrica Tarapacá S.A., sold 100% of the shares of its subsidiary Sociedad Concesionaria Túnel El Melón S.A., for the amount of ThCh$ 25,000,000 (see Notes 7.e and 30).

The disposal of Sociedad Concesionaria Túnel El Melón S.A. from the consolidation scope of the Group led to a reduction in the consolidated statement of financial position of ThCh$ 871,022 in current assets, ThCh$ 7,107,941 in non-current assets, ThCh$ 3,700,546 in current liabilities and ThCh$ 1,789,703 in non-current liabilities (see Note 4.3).

During 2014, Inversiones GasAtacama Holding Ltda. came within the Group’s scope of consolidation as a result of the Company’s acquisition of an additional 50% interest in that company on April 22, 2014 (see Note 6 and Appendix 1).

The inclusion of Inversiones GasAtacama Holding Ltda. in the Group’s scope of consolidation brought about an increase in the consolidated statement of financial position of ThCh$ 198,924,289 in current assets, ThCh$ 221,471,415 in non-current assets, ThCh$ 69,989,919 in current liabilities and ThCh$ 35,672,488 in non-current liabilities.

2.4.2	Unconsolidated companies with an ownership interest of over 50%

Although the Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A., it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of the company.

2.4.3	Consolidated companies with an ownership interest of less than 50%

Although the Group held a 26.87% ownership in the company Empresa Generadora de Energía Eléctrica S.A. E.S.P. (hereinafter “Emgesa” or “Emgesa S.A.E.S.P.”), which was classified as a discontinued operation as of December 31, 2015, this entity was considered a subsidiary because the Group exercised control over the entity through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes. The Group held 56.43% of the voting rights of Emgesa until the effective date of the spin-off (see Note 4.2).

2.5	Investments in associated companies

Associated companies are those entities in which the Group, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the investee but does not control or have joint control over these policies. In the evaluation of the existence of significant influence, the Group considers potential voting rights (held either by the Company or by another Group entity) exercisable or convertible at the closing date of each period. In general, if the Group holds 20% or more of the voting power of an investee, it is presumed that the Group has significant influence over an investee.

Associates are accounted for under equity method as described in Note 3.h.

Appendix 3 to these consolidated financial statements, entitled “Associated Companies and Joint Ventures”, describes the relationship of the Company and each of these companies.

2.6	Joint arrangements

Joint arrangements are those agreements in which the Group exercises joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

-	Joint venture: an agreement whereby the parties exercising joint control have rights to the net assets of the arrangement.
-

Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations for the liabilities relating to the arrangement. At the end of the reporting period, the Group does not have any joint arrangements that qualify as joint operations.

In order to determine the type of joint agreement that results from a contractual agreement, Management evaluates the legal structure and form of the agreement, the terms agreed by the parties, as well as other relevant facts and circumstances. In the event of changes in the contractual elements of a joint agreement, these relevant facts and circumstances are re-evaluated.

Appendix 3 to these consolidated financial statements, entitled “Associated Companies and Joint Ventures”, describes the relationship of the Company and each of these companies.

2.7	Basis of consolidation and business combinations

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

2.

Non-controlling interests in equity and in comprehensive income of the subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net profit attributable to non-controlling interests” and “Comprehensive income (loss) attributable to non-controlling interests” in the consolidated statement of comprehensive income.

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

c.	For equity accounts the historical exchange rate from the date of acquisition or contribution is used, and retained earnings are translated at the average exchange rate at the date of origination.
d.	Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation losses, net” in other comprehensive income (see Note 24.2).
4.	The balances and transactions between consolidated companies were eliminated in full upon consolidation.

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
-

Future disbursements that the Group will have to make to close their facilities are incorporated into the value of the asset at fair value, recording in the accounting the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

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

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group companies expect to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate, adjusted prospectively.

The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives
Buildings	10 – 50
Plant and equipment	10 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 40
Coal / fuel plants	25 – 40
Combined cycle plants	10 – 25
Renewable energy power plants	20
Natural gas transport facilities:
Pipelines	20

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of property, plant, and equipment are recognized as “Other gains, net” in the comprehensive income statement and are calculated by deducting the carrying amount of the asset and any sales expenses from the amount received in the sale.

b)	Goodwill

Goodwill arising from business combinations and represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value as of the acquisition date. If the accounting for a business combination is completed, as well as the determination of goodwill, after the end of the reporting period in which the combination occurs, the amounts previously reported presented are adjusted, for comparative purposes, to include the value of the assets acquired and liabilities assumed and the value of the final goodwill as of acquisition date (see Note 2.7.1).

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

c.1) Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Expenditures on research activities are recognized as an expense in the year in which they are incurred.

c.2) Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over four years. Easements and water rights have indefinite useful lives and, therefore, are not amortized.

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

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2016 and 2015 future cash flows projections were extrapolated using the growth rate 4.6% and 4.5%, respectively.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate. As of December 31, 2016 and 2015 the Group applied the pre-tax discount rate 12.2% and 12.7%, respectively, expressed in nominal terms.

If the recoverable amount of the CGU is estimated to be less than its carrying amount, an impairment loss is recognized in the consolidated statement of comprehensive income in the line item “Impairment loss”. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then on a pro rata basis to the other carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

Impairment losses recognized for an asset (other than goodwill) in prior periods are reversed when there are indications that the impairment loss no longer exists or may have decreased, thus increasing the asset’s carrying amount with a credit to earnings. The increase in the asset’s carrying amount shall not exceed that carrying amount that would have been determined had no impairment loss been recognized for the asset. Goodwill impairment losses are not reversed in subsequent periods.

e)	Leases

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, in order to determine whether fulfillment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized at the inception of the arrangement. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

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

f.1) Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.h and 13) and non-current assets and disposal groups held for sale or distribution to owners (see Note 3.j), into four categories:

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

In order to calculate the fair value of debt, both when it is recognized in the statement of financial position and for fair value disclosure purposes as shown in Note 20.3, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

f.5) Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

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

-	The Group’s future projections evidence the existence of these agreements for its own use.
-

Past experience with agreements evidence that they have been utilized for its own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Group.

-	The agreement does not stipulate settlement of differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell its own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recognized separately and changes in value are accounted for directly in profit or loss.

f.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

-

The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Company has assumed a contractual obligation to pay these cash flows to one or more recipients.

-

The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

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

The right of set-off may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties.

f.8) Financial guarantees

The financial guarantee contracts, defined as the guarantees issued by the Company and its subsidiaries to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

-	The amount determined in accordance with the accounting policy in Note 3.l; and
-	The amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with the revenue recognition policies described in Note 3.p.

g)	Fair value measurement

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

-

For derivatives not traded on active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself;

-

For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are presented in Note 20.3.

h)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recognized for that investment in the statement of financial position, unless the Group has a present obligation (either legal or implicit) to support the company’s negative equity position, in which case a provision is recognized.

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

Appendix 3 to these consolidated financial statements, entitled “Associated Companies and Joint Ventures”, describes the relationship of the Company and each of these companies.

i)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

j)	Non-current assets and disposal groups and liabilities associated held for sale or distribution to owners and discontinued operations

Non-current assets (including property, plant and equipment, intangible assets, investments accounted for using the equity method and joint ventures) and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets) are classified as:

-	held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use; or
-	held for distribution to owners when the entity is committed to distribute the assets (or disposal groups) to the owners.

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

Non-current assets held for sale or held for distribution to owners and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a line item entitled “Non-current assets and disposal groups held for sale or distribution to owners”, and the respective liabilities are presented as a line item entitled “Liabilities associated with disposal groups held for sale or distribution to owners”.

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

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as a finance cost.  Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current, best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision.  Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred.  Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

l.1) Provisions for post-employment benefits and similar obligations

The Company and some of the subsidiaries have pension and similar obligations with their employees. These obligations, which can be defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

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

The Group has established a policy to hedge the portion of revenue from its subsidiaries that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at ten years.

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

When the Group has any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as long-term liabilities.

o)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Group’s different subsidiaries and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if has a legally enforceable right to set off current taxes receivable against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

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

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are taken:

-

Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts; at prices stipulated in the electricity market by applicable regulations; or at marginal cost determined on the spot market, as the case may be. This revenue includes an estimate of the service provided and not billed as of the closing date (see Note 2.3).

Revenue from rendering of services is recognized, only if it can be estimated reliably, by reference to the stage of completion of the service at the end of the reporting period.

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

The Group excludes from revenue those gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

The Group recognizes the net amount of non-financial asset purchases or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

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

s)	Operating Segments and Geographical Information

The Group’s activities were previously organized primarily around its core business, electric energy generation. Considering the differentiated information that was analyzed by the Company’s chief operating decision maker (“CODM”), segment information had been organized by the geographical areas in which the Group operates:

•	Chile
•	Argentina (discontinued)
•	Peru (discontinued)
•	Colombia (discontinued)

However, since all non-Chilean operations were presented as discontinued operations in the Group’s 2015 consolidated financial statements as a result of the corporate reorganization described in Note 4.2, the Group no longer has any operating segments as that term is defined by IFRS 8 “Operating Segments”. The information currently provided to the CODM is the same as reported in Group’s consolidated financial statements. Management has elected to voluntarily present supplemental disaggregated asset, liability and cash flow information on a geographic basis. The accounting policies used to determine this supplemental disaggregated financial information are the same as those used in the preparation of the Group’s consolidated financial statements.  See Note 33.

The Group generates substantially all of its revenue from continuing operations from customers located in Chile.  Also, substantially of all of the Group’s non-current assets not classified as held for distribution are located in Chile. Consequently, no further geographic consolidated revenue and non-current asset information is presented.

4.	NON-CURRENT ASSETS AND DISPOSAL GROUPS AND LIABILITIES ASSOCIATED HELD FOR SALE OR DISTRIBUTION TO OWNERS
4.1	Electrogas S.A. sale process – non-current assets and disposal groups held for sale.

On December 16, 2016, the Company entered into a share purchase agreement with Aerio Chile SpA (hereinafter “Aerio Chile”), a company that is indirectly wholly owned by Redes Energeticas Nacionais, S.G.P.S. S.A. (“REN”). In accordance with this agreement the Company agreed to sell its entire ownership interest in Electrogas S.A., representing 42.5% of the capital of that company. The agreed price amounts to US$ 180 million (approximately ThCh$ 120,544,600), which will be paid on the transaction closing date.

The sale of this investment to Aerio Chile is subject to satisfaction of customary conditions precedent for this type of transaction, which includes, among others, the non-exercise by the other shareholders of Electrogas S.A. of the preferential acquisition rights, which they possess in accordance with the terms and conditions established in the shareholders agreement. The closing of the transaction and transfer of the investment occurred in February 2017 (see Note 39).

Electrogas S.A.’s corporate purpose consists of providing natural gas and other fuels transportation services, for its own account or for others, for which it can build, operate and maintain gas pipelines, pipelines, pipelines and complementary facilities.

As described in Note 3.j, non-current assets and disposal groups classified as held for sale have been recognized at the lower of their carrying amount and estimated sale value less cost of disposal. The investment in Electrogas S.A. does not represent a significant business line for the Group.

The following table presents the balance of the Group’s investment in Electrogas S.A. as of December 31, 2016, which has been classified as non-current assets held for sale:

Equity of Electrogas S.A.	Ownership	Carrying Value of investment in Electrogas S.A
ThCh$	%	ThCh$
30,571,784	42.50%	12,993,008

4.2	Corporate reorganization – non-current assets and disposal groups and liabilities associated held for sale or distribution to owners
I.	General background

On April 28, 2015, the Company informed the SVS through a significant event notice, that the Board of Directors of its direct parent at that time, Enersis S.A. (currently Enel Américas S.A.), communicated that it had decided to initiate an analysis of a corporate reorganization aimed at the separation of the activities of power generation and distribution in Chile from other activities conducted outside of Chile by Enersis S.A. (currently Enel Américas S.A.) and its subsidiaries Empresa Nacional de Electricidad S.A. (the Company, currently Enel Generación Chile S.A.) and Chilectra S.A. (currently Enel Distribución Chile S.A.), while maintaining its inclusion in the Enel S.p.A. group.

In the same significant event notice, the Board of Directors of the Company reported that it had agreed to initiate studies to analyze a possible corporate reorganization consisting of the spin-off of its businesses in Chile from those outside of Chile, and the subsequent merger of the latter into a single company. Furthermore, it indicated that the objective of this reorganization was to create value for all of its shareholders, as none of these operations require the contribution of additional resources from shareholders. The possible corporate reorganization would take into account the best interests as well as all shareholders’ interests, with special attention paid to minority interests, and if it were approved, it would be subject to approval at an Extraordinary Shareholders’ Meeting.

This corporate reorganization consisted of two steps:

-

Each of Enersis S.A. (currently Enel Américas S.A.) and its subsidiaries the Company and Chilectra S.A. (currently Enel Distribución Chile S.A.), would effect a spin-off, resulting in separation (the “Spin-off”) of the businesses in Chile and outside of Chile.

-

Once the previously mentioned spin-off transactions were completed, Enersis S.A. (currently Enel Américas S.A.) would absorb by merger the newly created companies to which the businesses outside of Chile would be allocated, and would dissolve them without liquidation.

On December 18, 2015, the Extraordinary Shareholders' Meeting of the Company approved the demerger, subject to the conditions precedent consistent in approving the demergers of Enersis S.A. (currently Enel Américas S.A.) and Chilectra S.A. (currently Enel Distribución Chile S.A.) by their respective Extraordinary Shareholders’ Meetings, in addition to the relevant legal procedures and related matters.

The Company conducted a “división” or “demerger” under Chilean corporate law to divide the Company into two separate companies. The new company, Endesa Américas S.A. (“Endesa Américas”), was assigned the Company’s non-Chilean businesses and related assets and liabilities (the “Separation”). On March 1, 2016, having satisfied all conditions precedent including a corresponding capital decrease and amendments to the by-laws, the Separation became effective (see Note 24). Endesa Américas registered its shares with the Securities Registry of the SVS pursuant to Chilean law and with the U.S. Securities and Exchange Commission (the “SEC”)  pursuant to applicable U.S. federal securities laws, and on April 21, 2016, the Company distributed shares of Endesa Américas to its shareholders in proportion to such shareholders’ share ownership in the Company based on a ratio of one share of Endesa Américas for each outstanding share of the Company (the “Distribution,” and together with the Separation, the “Spin-off”). Following the Spin-off, the Company retained its Chilean businesses and related assets and liabilities.

Chilectra S.A. (currently Enel Distribución Chile S.A.), a Chilean electricity distribution company and subsidiary of Enersis S.A. (currently Enel Américas S.A.), also conducted a “división” or “demerger” and distributed to its shareholders pro rata the shares of a new Chilean company, Chilectra Américas S.A. (“Chilectra Américas”), that was assigned the non-Chilean equity interests and related assets and liabilities of Chilectra S.A., which consisted exclusively of ownership interests in shares of companies domiciled outside of Chile (the “Chilectra Spin-off” and together with the Spin-off, the “Endesa/Chilectra Spin-offs”). Chilectra Américas registered its shares with the Securities Registry of the SVS pursuant to Chilean law and Chilectra S.A. (currently Enel Distribución Chile S.A.) continues to hold its Chilean businesses and related assets and liabilities.

In connection with the “demergers” of the Company and Chilectra S.A., Enersis S.A. (currently Enel Américas S.A.) conducted a “división” or “demerger”. Following the Endesa/Chilectra Spin-offs, Enersis S.A. (currently Enel Américas S.A.) distributed to its shareholders pro rata the shares of a new Chilean company, Enersis Chile S.A. (“Enersis Chile”), that was assigned the Chilean businesses and assets, including the equity interests in each of the Company and Chilectra S.A., after giving effect to the “demergers” of the Company and Chilectra S.A. (the “Enersis Spin-off”). On March 1, 2016, having satisfied all conditions precedent including the capital decrease and modifications to the by-laws, the demerger became effective and Enersis S.A.’s corporate name was changed to Enersis Américas S.A. The new entity Enersis Chile was also incorporated on that date and allocated the equity interest and related assets and liabilities of Enersis S.A.’s businesses in Chile. Enersis Chile registered its shares with the Securities Registry of the SVS pursuant to Chilean law and the SEC pursuant to applicable U.S. federal securities laws in connection with the Enersis Spin-off, which was completed in April 2016.

II.	Accounting aspects

As of December 31, 2015, the following financial reporting has been reflected in the Company’s consolidated financial statements:

i)	Assets and liabilities

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

As of March 1, 2016 (the date when Spin-off became effective) and December 31, 2015, the main groups of assets and liabilities classified as held for distribution to owners, which relate to the Group’s operations outside of Chile, were as follows:

	Classified as held for distribution to owners	Classified as held for distribution to owners
	Balance as of 3-1-2016	Balance as of 12-31-2015
	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	211,252,436	112,313,130
Other current financial assets	4,026,343	5,641,903
Other current non-financial assets	11,065,826	14,336,049
Trade and other current receivables, net	211,703,393	199,139,964
Current accounts receivable from related parties	54,507,295	37,639,756
Inventories	22,562,325	25,926,892
Current income tax receivables	1,180,380	50,966
TOTAL CURRENT ASSETS	516,297,998	395,048,660
NON-CURRENT ASSETS
Other non-current financial assets	577,719	625,981
Other non-current non-financial assets	2,764,888	3,239,510
Trade and other non-current receivables, net	220,651,649	230,824,700
Investments accounted for using the equity method	441,310,088	446,338,964
Intangible assets other than goodwill, net	29,219,975	31,083,689
Goodwill	94,270,450	100,700,656
Property, plant and equipment, net	2,481,383,742	2,663,590,814
Deferred income tax assets	16,403,221	18,253,056
TOTAL NON-CURRENT ASSETS	3,286,581,732	3,494,657,370
TOTAL ASSETS	3,802,879,730	3,889,706,030
LIABILITIES
CURRENT LIABILITIES
Other current financial liabilities	198,963,253	221,018,241
Trade and other current payables	238,547,183	259,664,724
Current accounts payable to related parties	55,541,485	48,124,723
Current provisions	67,049,521	78,935,605
Current income tax liabilities	69,623,615	65,310,111
Other current non-financial liabilities	1,797,957	1,951,294
TOTAL CURRENT LIABILITIES	631,523,014	675,004,698
NON-CURRENT LIABILITIES
Other non-current financial liabilities	908,367,472	896,924,119
Other non-current payables	37,652,705	39,373,175
Non-current provisions, other than for employee benefits	33,922,531	36,473,503
Deferred income tax liabilities	158,913,576	163,761,907
Non-current provisions for employee benefits	19,308,134	21,548,342
Other non-current non-financial liabilities	17,547,661	18,698,412
TOTAL NON-CURRENT LIABILITIES	1,175,712,079	1,176,779,458
TOTAL LIABILITIES	1,807,235,093	1,851,784,156

ii)	Profit and loss

All income and expenses related to generation and distribution business located outside of Chile (Enel Brasil, distribution subsidiaries), subject to distribution to owners, represent discontinued operations and are presented in the “Profit after tax for the year from discontinued operations” line within the consolidated statement of comprehensive income.

The following is the breakdown of comprehensive income for the year from discontinued operations for the two months ended February 29, 2016 and years ended December 31, 2015 and 2014:

STATEMENTS OF COMPREHENSIVE INCOME	Discontinued operations
	For 2 months ended	For the years ended
	2-29-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Revenues	229,074,809	1,238,466,148	1,154,414,241
Other operating income	6,648,363	64,649,040	61,145,248
Revenues and Other Operating Income	235,723,172	1,303,115,188	1,215,559,489
Raw materials and consumables used	(95,953,531)	(481,747,189)	(369,241,528)
Contribution Margin	139,769,641	821,367,999	846,317,961
Other work performed by the entity and capitalized	1,187,538	11,937,667	12,704,315
Employee benefits expense	(11,608,563)	(85,228,546)	(70,044,870)
Depreciation and amortization expense	-	(108,405,664)	(103,836,335)
Impairment losses	(906,638)	(4,813,372)	(2,057,856)
Other expenses	(16,295,714)	(73,277,014)	(60,025,087)
Operating Income	112,146,264	561,581,070	623,058,128
Other gains, net	41,806	(508,842)	749,878
Financial income	2,779,987	59,300,320	93,967,597
Financial costs	(21,056,624)	(87,794,374)	(65,211,335)
Share of profit and losses of investments accounted for using the equity method	6,375,719	38,679,661	61,598,412
Foreign currency exchange gains (losses), net	25,485,086	96,180,972	(20,192,759)
Profit before income taxes	125,772,238	667,438,807	693,969,921
Income tax expense	(46,199,793)	(256,249,256)	(204,051,052)
NET PROFIT for the year from discontinued operations	79,572,445	411,189,551	489,918,869
Attributable to
Shareholders of the parent	39,759,035	180,546,069	220,165,543
Non-controlling interests	39,813,410	230,643,482	269,753,326
Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes
Losses from defined benefit plans, net	-	247,120	(698,362)
Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Foreign currency translation losses, net	(135,953,119)	(245,784,132)	(20,835,470)
Gains (losses) from available-for-sale financial assets, net	-	(441,549)	-
Net losses from cash flow hedges and reclassification adjustments on cash flow hedges, net of tax	(1,697,346)	(10,204,780)	(6,445,743)
Share of other comprehensive income from investments accounted for using the equity method	(213,919)	(1,897,437)	(1,998,473)
Total other comprehensive loss, before income taxes	(137,864,384)	(258,327,898)	(29,279,686)
TOTAL COMPREHENSIVE INCOME	(58,291,939)	153,108,773	459,940,821
Comprehensive (loss) income attributable to
Shareholders of the parent	(33,070,495)	9,868,045	236,406,268
Non-controlling interests	(25,221,444)	143,240,728	223,534,553
TOTAL COMPREHENSIVE INCOME	(58,291,939)	153,108,773	459,940,821

iii)	Other comprehensive income accumulated in equity

Other comprehensive income amounts accumulated in equity reserves associated with assets and liabilities held for distribution to owners is as follows:

Reserves for	Balance as of
	3-1-2016	12-31-2015
	ThCh$	ThCh$
Exchange differences in foreign currency translation	(263,741,101)	(192,080,845)
Cash flow hedges	(8,696,789)	(8,022,483)
Gains and losses on remeasuring available-for-sale financial assets	(118,662)	(118,662)
Other miscellaneous reserves	(2,561,252)	(1,967,052)
Total	(275,117,804)	(202,189,042)

As a result of the classification of the generation and distribution activities located outside of Chile as discontinued operations in 2015, these business lines are not disclosed in Note 33 “Information by Segment”.

iv)	Cash flows

Net cash flows from operating, investing and financing activities, attributable to discontinued operations for the two months ended February 29, 2016 and the years ended December 31, 2015 and 2014 are presented below:

Summary of the net cash flows	Discontinued operations
	For 2 months ended	For the years ended
	2-29-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Net cash provided by operating activities	69,011,031	473,002,615	567,896,051
Net cash used in investing activities	(25,947,761)	(233,343,856)	(136,647,445)
Net cash provided by (used in) financing activities	80,160,648	(430,690,847)	(393,584,765)
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	123,223,918	(191,032,088)	37,663,841
Effect of exchange rate changes on cash and cash equivalents	(24,284,612)	4,902,989	(25,440,304)
Net increase in cash and cash equivalents	98,939,306	(186,129,099)	12,223,537
Cash and cash equivalents at the beginning of the year	112,313,130	298,442,229	286,218,692
Cash and cash equivalents at the end of the year	211,252,436	112,313,130	298,442,229

III.	Other information

The Spin-off by the Company triggered the Company’s obligation to pay taxes in Peru for a total amount of 577 million Peruvian Soles (approximately ThCh$ 116,053,255). This tax, paid during March 2016, was generated as a result of the application of the Peruvian Income Tax Law to the transfer of the ownership interests, which the Group held in Peru, to Endesa Américas S.A. The tax is calculated as the difference between the disposal value and the acquisition cost of the ownership interests.

Because this payment was directly linked to the Spin-off, the effect has been recognized directly in equity, specifically in other reserves, following the nature of the principal transaction (transaction with shareholders in their capacity as owners).

4.3	Sale of Sociedad Concesionaria Túnel El Melón S.A. – non-current assets or disposal groups and liabilities associated classified as held for sale.

During December 2014, the Company and its subsidiary Compañía Eléctrica Tarapacá S.A. (hereinafter “Celta”, a company merged with GasAtacama Chile S.A. on November 1, 2016) entered into a contract to sell to Temsa Private Investment Fund all their shares in Sociedad Concesionaria Túnel El Melón S.A. The contract established a number of conditions precedent, which had not been satisfied at the end of 2014, preventing the closing of the sale. The sale was finalized on January 9, 2015 and resulted in a post-tax gain of ThCh$ 4,207,167 (see Note 30).

Sociedad Concesionaria Túnel El Melón S.A. is a private corporation whose purpose is the construction, maintenance and operation of the public work called the El Melón Tunnel and the provision of ancillary services authorized by the Ministry of Public Works (MOP).

The El Melón Tunnel is an alternative to the road that climbs the El Melón pass, which is located between 126 and 132 kilometers north of Santiago on Route 5. This is the main highway linking the country from Arica to Puerto Montt.

As described in Note 3.j, non-current assets and disposal groups held for sale have been recorded at the lower of their carrying amount and fair value less costs to sell.

The main items of assets, liabilities and cash flows held for sale as of December 31, 2014 are as follows:

Sociedad Concesionaria Túnel El Melón S.A.	Balance as of
ASSETS	12-31-2014
CURRENT ASSETS	ThCh$
Cash and cash equivalents	29,702
Other current non-financial assets	81,275
Trade and other current receivables, net	758,645
Current taxes receivable	1,400
TOTAL CURRENT ASSETS	871,022
NON-CURRENT ASSETS
Intangible assets other than goodwill, net	4,404,615
Property, plant and equipment, net	81,432
Deferred tax assets	2,621,894
TOTAL NON-CURRENT ASSETS	7,107,941
TOTAL ASSETS	7,978,963
CURRENT LIABILITIES
Other current financial liabilities	3,072,179
Trade and other current payables	495,235
Current accounts payable to related parties	2,102
Other current non-financial liabilities	131,030
TOTAL CURRENT LIABILITIES	3,700,546
NON-CURRENT LIABILITIES
Other non-current financial liabilities	1,660,254
Non-current provisions for employee benefits	102,423
Other non-current non-financial liabilities	27,026
TOTAL NON-CURRENT LIABILITIES	1,789,703
TOTAL LIABILITIES	5,490,249

Summary of net cash flows	For the year ended
12-31-2014
ThCh$
Net cash flows provided by operating activities	9,045,776
Net cash flows used in investment activities	(5,604,740)
Net cash flows used in financing activities	(3,450,774)
Net decrease in cash and cash equivalents	(9,738)
Cash and cash equivalents at beginning of period	39,440
Cash and cash equivalents at end of period	29,702

See Note 2.4.1.

5.	SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS
1)	Regulatory framework

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining – whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law) – as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (“CNE”), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendence of Electricity and Fuels (“SEF”), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (“ChCNE”), thus strengthening coordination and allowing for an integrated view of the energy sector.

The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy, (Centro de Energías Renovables – “CER”), which in November 2014 was replaced by the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – “CIFES”).

The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (“SIC”), the Sistema Interconectado del Norte Grande (“SING”), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellón, on the island of Chiloé in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. Currently, the project for the interconnection of the SIC with the SING is being developed.

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

Under the Chilean Electricity Law, companies engaged in generation and transmission on an interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining a reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost”, which is the price assigned to energy transfers among power generating companies.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The General Law on Electrical Services establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems, and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

1.1.	Generation segment

Generation companies must comply with the centralizing operating agent’s (CDEC) operation plan. However, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generation company may have the following types of customers:

(i)

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

(ii)	Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the SNE for the supply to their free customers through bilateral contracts.
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

Non-Conventional Renewable Energy

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

1.2.	Transmission segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System. The International Interconnection Systems, which are governed by special rules, are also part of the transmission segment.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems corresponds to a regulated and centralized process, in which the CDEC annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). The bids correspond to the value resulting from the tender, which constitutes the income for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

1.3.	Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified according to their demand, as follows: regulated and unregulated. Regulated customers are those with connected capacity of over 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW can choose either a regulated or an unregulated regime.

Distribution companies can supply both regulated customers, under supply conditions regulated by the Electricity Law, and non-regulated customers, whose supply conditions are freely negotiated and agreed in bilateral contracts with energy suppliers (generation or distribution companies).

Regarding the price regulation, the Electricity Law establishes that the distribution companies must permanently dispose of the energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of deviations not foreseen in the projections of demand, the regulator has the authority to carry out a short-term tenders. In addition a reimbursement mechanism exists allowing supply without contract and regulating corresponding fees.

The fees are fixed every four years in order to determine the distribution value added (“VAD”) as a result of model companies cost studies, composed of fixed costs, average energy and power losses and standard distribution costs. Both the CNE and the distribution companies grouped by typical areas engage independent consultants for these studies. The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2/3 and 1/3, respectively. With this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years review carried out a review of services associated with the calculation of VAD, which do not represent energy supply and which Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of fees fixation since the privatization of the sector.

2)	Regulatory issues
i.	National Energy Policy

On May 15, 2014, the Minister of Energy presented the “Energy Agenda”, a document outlining general guidelines for the energy policy of the new government.

In this context, on February 29, 2016, the Ministry of Public Energy published in the Official Gazette the approval of the National Energy Policy contained in the document entitled “Energy 2050: Chilean Energy Policy”, establishing a long-term strategy for the electricity sector. The National Energy Policy is based on four pillars: Security and Quality of Supply, Energy as a Development Engine, Compatibility with the Environment and Efficiency, and Energy Education.

ii.	Law No. 20,936 - Transmission Law

On July 20, 2016, the Transmission Law was published in the Official Gazette, restructuring the electrical system operation scheme, introducing a single independent national centralizing operating agent that replaces the CDEC (without prejudice to the existence of some medium and isolated electrical systems). In addition, the CDEC successor assumes a key role in the transmission planning, subsequent tendering and adjudication of new projects and enlargement. Open access to all transmission facilities is extended. The law, among other relevant aspects, unifies each segment qualification of the transmission facilities processes in a single process and modifies the remuneration scheme by applying a stamped rate of demand charge.

3)	Supply tender processes

Under the new bidding law, two processes have been developed: Procurement of Supply No. 2015/01 and Procurement of Supply No. 2015/02.

Procurement of Supply No. 2015/02 started in June 2015 and finalized in October 2016 with the bidding and award of 3 blocks of energy for 1,200 GWh per year (100%).

It should be noted that in this process, the weighted average price of the award was US$ 79.3/MWh, 30% less than the price observed in the last tenders, indicating that the modifications to the law effectively allows for the price reduction by improving competition and reducing generator’s risk.

Procurement of Supply No. 2015/01 started in May 2015 with the Call for Tender and finalized in July 2016 with the award of 5 blocks of energy, totaling 12,430 GWh/year (100%) to 84 companies at a weighted average price of US$ 47.6/MWh, with new players entering the market.

The main contractor of the Procurement of Supply No. 2015/01 was the Company, which was awarded supply contracts for 5,918 GWh/year, representing 47.6% of the total awarded.

6.	BUSINESS COMBINATION – ACQUISITION OF Inversiones GasAtacama Holding Ltda.

On April 22, 2014, the Group acquired the 50% interest in Inversiones GasAtacama Holding Ltda. (hereinafter “GasAtacama”) that was held by Southern Cross Latin America Private Equity Fund III L.P. (hereinafter Southern Cross) at that time.

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

The GasAtacama acquisition was recorded using the accounting criteria for business combinations achieved in stages, as detailed in Note 2.7.1.

Since the date of acquisition and to December 31, 2014, Inversiones GasAtacama Holding Limitada has contributed ThCh$ 113,074,006 in revenues and ThCh$ 33,443,547 in profit before income tax to the Group’s results from continuing operations. Had the acquisition taken place on January 1, 2014, it is estimated that these amounts would have been ThCh$ 179,474,707 in revenues and ThCh$ 41,772,291 in consolidated profit before income tax from continuing operations for the fiscal year ended December 31, 2014.

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

The Group incurred costs of ThCh$ 23,543 in financial consulting fees related to the acquisition of Inversiones GasAtacama Holding Ltda. These costs were recognized in 2014 under the line item “Other expenses” in the consolidated statements of comprehensive income.

c)	Identifiable assets acquired and identifiable liabilities assumed

The following table summarizes the fair values recognized for assets acquired and liabilities assumed in connection with the acquisition:

Identifiable Assets Acquired, Net	Acquisition date, Fair value
ThCh$
Cash and cash equivalents	120,303,339
Trade and other current receivables, net	34,465,552
Current accounts receivable from related parties	5,692,257
Inventories	15,009,265
Property, plant and equipment, net	199,660,391
Deferred tax assets	2,392,531
Other assets	23,906,126
Trade and other current payables	(30,818,836)
Current accounts payable to related parties	(34,445,277)
Deferred tax liabilities	(28,923,167)
Other liabilities	(10,874,817)
Total	296,367,364

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
(*)

Goodwill is attributable primarily to the value of the synergies expected to be achieved through the integration of GasAtacama into the Group. These synergies are related, among others, to the reduction of administrative costs, studies and structures, which could be absorbed by the Group.

e)	Remeasurement of pre-existing stake and foreign currency exchange differences

The remeasurement of the fair value of the Group’s pre-existing 50% interest in GasAtacama resulted in a gain of ThCh$ 21,546,320. This amount is the positive difference arising from comparing the fair value of the pre-existing interest of ThCh$ 157,147,000, and the investment value accounted for using the equity method at the acquisition date of ThCh$ 135,600,680.

Moreover, the exchange differences on translation of the preexisting interest accumulated in the equity of the Group at the acquisition date, were reclassified to income for the period, generating a gain of ThCh$ 21,006,456.

Both amounts have been recorded in the caption “Other gains, net” in the consolidated statement of comprehensive income in 2014.

7.	CASH AND CASH EQUIVALENTS
a)	The detail of cash and cash equivalents as of December 31, 2016 and 2015:

Cash and cash equivalents	Balance as of
	12-31-2016 ThCh$	12-31-2015 ThCh$
Cash balances	31,293	4,759
Bank balances	24,787,424	10,802,821
Time deposits	17,325,478	971,873
Other fixed-income instruments	72,342,284	25,645,780
Total	114,486,479	37,425,233

Time deposits included in cash and cash equivalents represent interest-bearing time deposits with original maturity of less or equal to 90 days. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days. There is no significant available cash held by the Group that is restricted.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	Balance as of
	12-31-2016 ThCh$	12-31-2015 ThCh$
Chilean peso	105,038,095	27,625,086
Argentine peso	4,807,406	5,531,184
U.S. dollar	4,640,978	4,268,963
Total	114,486,479	37,425,233

c)	The following table presents the amounts paid to gain control of subsidiaries for years ended December 31, 2016, 2015 and 2014:

Acquisition of Subsidiaries	For the years ended
	12-31-2016 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Acquisitions costs paid in cash and cash equivalents	-	-	(157,958,101)
Cash and cash equivalents in entities acquired	-	-	120,303,339
Total, net (*)	-	-	(37,654,762)
(*)	See Note 6.
d)

The following table shows a reconciliation of cash and cash equivalents presented in the statement of financial position with cash and cash equivalents in the cash flow statement as of December 31, 2016 and 2015:

Cash and cash equivalents	Balance as of
	12-31-2016 ThCh$	12-31-2015 ThCh$
Cash and cash equivalents (statement of financial position)	114,486,479	37,425,233
Cash and cash equivalents attributable to assets held for sale or distribution to owners (*)	-	112,313,130
Cash and cash equivalents (statement of cash flow)	114,486,479	149,738,363
(*)	See Note 4.2.
e)	The following table shows cash and cash equivalents received for the sale of ownership in subsidiaries for the years ended December 31, 2016, 2015 and 2014:

Cash and cash equivalents	For the years ended
	12-31-2016 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$
Amounts received for the sale of subsidiaries (*)	-	25,000,000	-
Cash and cash equivalents of the disposed subsidiaries	-	(18,360,347)	-
Cash and cash equivalents (statement of cash flow)	-	6,639,653	-

(*) See Note 2.4.1.

f)

As a result of the Spin-off by the Company (see Note 4.2), on March 1, 2016, cash and cash equivalent balances for a total of ThCh$ 211,252,436 were distributed to the Endesa Américas Group. This amount corresponds to the proportion of the balance held by the parent company at that date, plus all the balances held by foreign subsidiaries. This cash outflow is presented in the Consolidated Statements of Cash Flow as a financing activity, within the line “Other cash outflows”.

8.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2016 and 2015 is as follows:

Other Financial Assets	Balance as of
	12-31-2016		12-31-2015
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial investments - quoted equity securities	-	407	-	389
Available-for-sale financial investments – non-quoted equity securities or with limited liquidity	-	2,616,240	-	3,001,868
Hedging derivatives (*)	121,443	25,533,188	76,703	18,716,463
Financial assets held-to-maturity	365,663	652,733	934,852	-
Total	487,106	28,802,568	1,011,555	21,718,720
(*)	See Note 20.2.a.
9.	TRADE AND OTHER RECEIVABLES
a)	The detail of trade and other receivables as of December 31, 2016 and 2015 is as follows:

Trade and Other Receivables, Gross	Balance as of
	12-31-2016		12-31-2015
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	261,754,397	6,788,437	365,024,469	35,901
Trade receivables, gross	214,479,114	5,751,510	271,783,505	35,901
Other receivables, gross	47,275,283	1,036,927	93,240,964	-

Trade and Other Receivables, Net	Balance as of
	12-31-2016		12-31-2016
	Current	Current	Current	Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	260,440,086	6,788,437	363,475,277	35,901
Trade and other receivables, net	213,164,803	5,751,510	270,234,313	35,901
Other receivables, net	47,275,283	1,036,927	93,240,964	-

The balances in this account do not generally accrue interest.

The Group did not have any customers for which it had sales representing 10% or more of the Group’s total consolidated revenues for the years ended December 31, 2016, 2015 and 2014.

Refer to Note 10.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	As of December 31, 2016 and 2015 the balance of unimpaired past due trade receivables is as follows:

Trade Receivables Past Due But Not Impaired	Balance as of
	12-31-2016	12-31-2015
	ThCh$	ThCh$
Less than three months	4,709,261	1,122,810
Between three and six months	6,014,819	522
Between six and twelve months	13,747,986	411,387
More than twelve months	10,508,696	64,125,613
Total	34,980,762	65,660,332

The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current
ThCh$
Balance as of January 1, 2014	3,992,226
Increases (decreases) for the year (*)	748,748
Amounts written off	(1,035,170)
Foreign currency translation differences	(74,011)
Balance as of December 31, 2014	3,631,793
Increases (decreases) for the year (*)	480,617
Amounts written off (**)	(3,566)
Foreign currency translation differences (**)	(213,092)
Transferred to assets held for sale or distribution to owners	(2,346,560)
Balance as of December 31, 2015	1,549,192
Amounts written off	(215,826)
Foreign currency translation differences	(19,055)
Balance as of December 31, 2015	1,314,311
(*)	(Increases)/decreases of allowance related to continuing operations for the years ended December 31, 2015 and 2014 were ThCh$ (371,558) and ThCh$ 120,491, respectively. See Note 28.
(**)	100% of the amounts written off and foreign currency translation differences in the year 2015 related to discontinued operations (see Note 4.2).

Write-offs of bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country.

c)	Additional information:
-

Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros (Chilean Superintendence of Securities and Insurance) of February 3, 2012, XBRL Taxonomy: see Appendix 6.

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

10.1	Balances and transactions with related parties

The balances of accounts receivable and payables between the Company and its non-consolidated related parties are as follows:

a)	Receivables from related parties:

Receivables from related parties							Balance as of
Taxpayer ID No. (RUT)	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	12-31-2016	12-31-2015
							Current
							ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A. (*)	Energy sales	Less than 90 days	Common control	Ch$	Chile	35,228,094	44,709,413
96.800.570-7	Enel Distribución Chile S.A. (*)	Dividends	Less than 90 days	Common control	Ch$	Chile	26	-
96.800.570-7	Enel Distribución Chile S.A. (*)	Other services	Less than 90 days	Common control	Ch$	Chile	15,840	501,764
Foreign	Enel Generación Piura S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	346,061	-
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Energy sales	Less than 90 days	Common control	Ch$	Chile	22	3,009
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Tolls	Less than 90 days	Common control	Ch$	Chile	22,944	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	152,290	-
76.536.353-5	Enel Chile S.A. (*)	Other services	Less than 90 days	Parent	Ch$	Chile	251,977	265,162
Foreign	Generalima S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	341,948	-
76.418.940-K	GNL Chile S.A.	Anticipated gas purchase	Less than 90 days	Associate	US$	Chile	16,780,275	15,570,315
76.418.940-K	GNL Chile S.A.	Loans	Less than 90 days	Associate	US$	Chile	-	1,498,339
76.788.080-4	GNL Quintero S.A.	Energy sales	Less than 90 days	Associate	Ch$	Chile	-	571,118
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	60,740	18,277
96.800.460-3	Luz Andes Ltda.	Energy sales	Less than 90 days	Common control	Ch$	Chile	2	2
96.800.460-3	Luz Andes Ltda.	Tolls	Less than 90 days	Common control	Ch$	Chile	4,917	460
96.806.130-5	Electrogas S.A.	Dividends	Less than 90 days	Associate	Ch$	Chile	-	1,849,765
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	129,755	86,713
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	198	198
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	64	64
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	Ch$	Brazil	2,097,313	-
Foreign	PH Chucas S.A.	Other services	Less than 90 days	Common control	Ch$	Costa Rica	1,614,168	1,188,564
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common control	Ch$	Spain	587,224	1,858,366
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	U.F	Spain	36,067	-
Foreign	Endesa Energía S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	-	232,867
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	142,926	59,786
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	8	-
Foreign	Endesa España S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	13,077	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	243,946	215,977
76.321.458-3	Almeyda Solar S.p.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	98,353	91,443
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	81,377	125,727
Foreign	Compania Energetica Veracruz S.A.C.	Other services	Less than 90 days	Common control	Ch$	Peru	639,233	-
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	Ch$	Italy	8,144	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Ch$	Italy	125,960	-
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	Ch$	Italy	22,321,017	20,397
Foreign	Emgesa S.A.	Other services	Less than 90 days	Common control	Ch$	Colombia	29,989	-
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	1,328,268	-
76.412.562-2	Enel Green Power del Sur S.p.A	Energy sales	Less than 90 days	Common control	Ch$	Chile	25,558	-
		Total					82,727,781	68,867,726
(*)	See Note 1.

As of December 31, 2016 and 2015 the Group did not have non-current receivables from related parties.

b)	Accounts payable to related parties:

Payables to related parties							Balance as of
Taxpayer ID No. (RUT)	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	12-31-2016		12-31-2015
							Current	Non-Current	Current	Non-Current
							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	Ar$	Argentina	13,574	-	17,836	-
96.800.570-7	Enel Distribución Chile S.A. (*)	Other services	Less than 90 days	Common control	Ch$	Chile	124	-	57,024	-
96.800.570-7	Enel Distribución Chile S.A. (*)	Tolls	Less than 90 days	Common control	Ch$	Chile	7,264,883	-	8,996,228	-
96.806.130-5	Electrogas S.A.	Other services	Less than 90 days	Associate	Ch$	Chile	257,060	-	641,113	-
96.806.130-5	Electrogas S.A.	Tolls	Less than 90 days	Associate	Ch$	Chile	74,388	-	77,049	-
76.536.353-5	Enel Chile S.A. (*)	Other services	Less than 90 days	Parent	Ch$	Chile	1,709,803	-	1,436,317	-
76.536.353-5	Enel Chile S.A. (*)	Dividends	Less than 90 days	Parent	Ch$	Chile	85,032,236	-	47,843,968	-
94.271.000-3	Enel Américas S.A.	Loans	Less than 90 days	Parent	Ch$	Chile	-	-	177,747,326	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	CP	Chile	14,457	-	-	-
76.418.940-K	GNL Chile S.A.	Gas purchase	Less than 90 days	Associate	Ch$	Chile	4,872,264	-	6,357,467	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	682,650	-	1,457,580	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchase	Less than 90 days	Common control	Ch$	Chile	1,285,768	-	334,425	-
Foreign	Endesa Generación S.A.	Carbon purchase	Less than 90 days	Common control	Ch$	Spain	486,180	-	309,558	-
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	379,731	-	482,211	-
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common control	Ch$	Spain	-	-	2,899,021	-
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Ch$	Spain	183,607	-	419,898	-
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	Ch$	Italy	-	-	216,599	97,186
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Other services	Less than 90 days	Joint Ventures	Ch$	Chile	-	-	258,625	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Tolls	Less than 90 days	Joint Ventures	Ch$	Chile	332,709	-	-	-
Foreign	Enel Ingegneria & Ricerca S.p.A	Other services	Less than 90 days	Common control	Ch$	Italy	6,343,845	251,527	4,295,894	-
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy purchase	Less than 90 days	Common control	Ch$	Chile	48,432	-	50,757	-
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	Ch$	Brazil	85,864	-	76,021	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy purchase	Less than 90 days	Common control	Ch$	Chile	2,171,862	-	2,196,983	-
76.321.458-3	Almeyda Solar S.p.A	Energy purchase	Less than 90 days	Common control	Ch$	Chile	2,283	-	113	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Energy purchase	Less than 90 days	Common control	Ch$	Chile	475	-	1,162,999	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Euro	Italy	79,990	-	11,849	-
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	Ch$	Italy	1,103,206	-	-	-
Foreign	Enel Trade S.p.A	Other services	Less than 90 days	Common control	Ch$	Italy	571,754	-	237,624	-
76.412.562-2	Enel Green Power del Sur S.p.A	Energy purchase	Less than 90 days	Common control	Ch$	Chile	7,406,880	-	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Tolls	Less than 90 days	Common control	Ch$	Chile	42,901	-	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Other services	Less than 90 days	Common control	Ch$	Chile	87,448	-	-	-
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	Euro	Italy	483,665	-	-	-
		Total					121,018,039	251,527	257,584,485	97,186
(*)	See Note 1.

c)	Significant transactions and effects on income/expenses:

Transactions with related parties that are not consolidated and their effects on profit or loss for both continuing and discontinued operations are as follows:

Transactions with effects on income/expenses					For the years ended
Taxpayer ID No. (RUT)	Company	Relationship	Description of Transaction	Country	12-31-2016	12-31-2015	12-31-2014
					ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A. (*)	Common control	Energy sales	Chile	374,962,639	337,882,270	262,011,113
96.800.570-7	Enel Distribución Chile S.A. (*)	Common control	Services provided	Chile	34,506,435	30,650,096	17,612,598
96.800.570-7	Enel Distribución Chile S.A. (*)	Common control	Services received	Chile	-	-	(82,255)
96.800.570-7	Enel Distribución Chile S.A. (*)	Common control	Electricity tolls	Chile	(29,498,711)	(28,371,022)	(11,335,478)
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Common control	Electricity tolls	Chile	42,779	21,641	31,007
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Parent	Services provided	Chile	2,233	-	-
94.271.000-3	Enel Américas S.A.	Parent	Services provided	Chile	498,284	1,467,189	1,380,813
94.271.000-3	Enel Américas S.A.	Parent	Loans	Chile	(1,589,749)	(4,545,877)	(14,263,659)
94.271.000-3	Enel Américas S.A.	Parent	Services received	Chile	(979,655)	(6,283,408)	(5,069,370)
76.536.353-5	Enel Chile S.A. (*)	Parent	Services provided	Chile	1,134,766	-	-
76.536.353-5	Enel Chile S.A. (*)	Parent	Loans	Chile	(420,867)	-	-
76.536.353-5	Enel Chile S.A. (*)	Parent	Services received	Chile	(5,148,683)	-	-
Foreign	Empresa Distribuidora Sur S.A.	Common control	Services received	Argentina	(151,365)	(1,281,486)	(118,566)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Energy sales	Argentina	1,879	15,903	17,099
96.800.460-3	Luz Andes Ltda.	Common control	Electricity tolls	Chile	6,294	1,907	3,369
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy sales	Colombia	19,901,620	69,490,689	106,451,872
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy purchase	Colombia	(128,794)	(838,185)	(1,015,099)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services provided	Colombia	15,714	97,342	112,364
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services received	Colombia	(17,587)	(142,605)	(147,705)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Loans	Colombia	11,355	(12,947)	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Electricity tolls	Colombia	(3,864,016)	(24,597,268)	(26,321,732)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Services received	Argentina	(56,368)	(525,165)	(540,848)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Energy sales	Peru	16,304,643	71,454,196	63,798,914
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Electricity tolls	Peru	(102,171)	16,442,636	(141,495)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services provided	Peru	4,889,644	-	11,966,790
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services received	Peru	-	(523,969)	-
Foreign	Endesa Latinoamericana S.A.	Common control	Services received	Spain	(12,388)	-	-
Foreign	Enel Brasil S.A.	Associate	Services provided	Brazil	2,044,935	-	-
Foreign	Endesa Generación S.A.	Common control	Fuel consumption	Spain	(66,297,066)	(15,030,911)	(30,318,202)
Foreign	Endesa Generación S.A.	Common control	Commodity derivatives	Spain	-	(2,144,063)	(2,521,138)
Foreign	Endesa Generación S.A.	Common control	Services received	Spain	-	(23,329)	-
Foreign	Endesa Generación S.A.	Common control	Services provided	Spain	-	-	17,157
Foreign	Enel Generación Piura S.A.	Common control	Energy sales	Peru	34,935	320,120	67,108
Foreign	Enel Generación Piura S.A.	Common control	Energy purchase	Peru	(308,224)	(2,337,992)	(2,879,068)
Foreign	Enel Generación Piura S.A.	Common control	Services provided	Peru	222,826	608,437	264,024
Foreign	Enel Generación Piura S.A.	Common control	Services received	Peru	-	(192)	-
Foreign	Enel Generación Piura S.A.	Common control	Loans	Peru	(520)	(27,502)	-
Foreign	Generalima S.A.	Common control	Services provided	Peru	108,817	151,907	3,126,444
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Electricity tolls	Colombia	(194,805)	(1,076,426)	(1,055,225)
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Energy sales	Colombia	1,161,383	4,239,620	3,230,442
76.788.080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	2,356,971	3,260,734	2,671,120
76.788.080-4	GNL Quintero S.A.	Associate	Services received	Chile	(37,162)	-	-
76.788.080-4	GNL Quintero S.A.	Associate	Services provided	Chile	960,390	650,390	956,854
76.788.080-4	GNL Quintero S.A.	Associate	Electricity tolls	Chile	(71,599)	151,088	47,263
Foreign	Compañía de Transmisión del Mercosur S.A.	Common control	Electricity tolls	Argentina	(95,813)	(811,173)	(805,099)
96.806.130-5	Electrogas S.A.	Associate	Gas tolls	Chile	(3,625,100)	(3,296,956)	(3,409,581)
96.806.130-5	Electrogas S.A.	Associate	Fuel consumption	Chile	(553,905)	(952,044)	(434,289)
76.418.940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(116,391,269)	(123,964,573)	(114,115,041)
76.418.940-K	GNL Chile S.A.	Associate	Loans	Chile	(436)	81,749	58,169
76.418.940-K	GNL Chile S.A.	Associate	Gas transportation	Chile	(49,418,058)	(52,195,582)	(39,638,398)
76.418.940-K	GNL Chile S.A.	Associate	Services provided	Chile	82,762	54,377	56,042
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Common control	Services received	Chile	(925,095)	(826,358)	(954,995)

Transactions with effects on income/expenses					For the years ended
Taxpayer ID No. (RUT)	Company	Relationship	Description of Transaction	Country	12-31-2016	12-31-2015	12-31-2014
					ThCh$	ThCh$	ThCh$
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Common control	Services provided	Chile	159,606	17,780	14,419
79.913.810-7	Inmobiliaria Manso de Velasco S.A.	Common control	Services provided	Chile	-	-	5,526
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy sale	Chile	248,136	286,833	942,615
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy purchase	Chile	(5,064,692)	(5,713,909)	(8,117,834)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Services provided	Chile	-	2,292	6,433
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Electricity tolls	Chile	(67,341)	(61,307)	(152,045)
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Common control	Energy sale	Chile	-	-	34,008
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Common control	Energy purchase	Chile	-	-	(3,805)
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Common control	Electricity tolls	Chile	-	-	(12,399)
Foreign	Companhía Interconexao Energética S.A.	Common control	Electricity tolls	Brazil	95,813	811,173	805,099
Foreign	Enel Iberoamérica SRL	Parent	Services provided	Spain	(167,186)	(363,777)	(722,172)
76.652.400-1	Centrales Hidroeléctricas de Aysén S.A.	Associate	Loans	Chile	-	(9,322)	-
76.652.400-1	Centrales Hidroeléctricas de Aysén S.A.	Associate	Services provided	Chile	-	-	23,891
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Associate	Electricity tolls	Chile	(1,537,963)	(1,473,974)	(1,378,743)
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Energy sale	Chile	48,337	-	-
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Energy purchase	Chile	(34,954,457)	-	-
76.014.570-K	GasAtacama Chile S.A. (**)	Joint Venture	Energy purchase	Chile	-	-	(3,322,616)
76.014.570-K	GasAtacama Chile S.A. (**)	Joint Venture	Gas transportation	Chile	-	-	(7,764,442)
76.014.570-K	GasAtacama Chile S.A. (**)	Joint Venture	Loans	Chile	-	-	229,609
76.014.570-K	GasAtacama Chile S.A. (**)	Joint Venture	Energy sale	Chile	-	-	1,858,318
76.014.570-K	GasAtacama Chile S.A. (**)	Joint Venture	Services received	Chile	-	-	(5,487)
Foreign	PH Chucas S.A.	Common control	Services provided	Costa Rica	425,604	1,188,564	-
Foreign	Central Dock Sud S.A.	Common control	Services provided	Argentina	454	3,383	2,442
Foreign	Endesa Energía S.A.	Common control	Gas sale	Spain	18,655,911	14,604,841	-
Foreign	Endesa Energía S.A.	Common control	Fuel consumption	Spain	(134,393)	-	-
Foreign	Endesa Energía S.A.	Common control	Services provided	Spain	-	226,509	-
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Energy purchase	Chile	(471,210)	(502,332)	(5,141,673)
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Energy sale	Chile	129,418	153,158	-
Foreign	Enel Ingegneria & Ricerca	Common control	Services received	Italy	(772,044)	(2,140,170)	(437,196)
96.764.840-k	Construcciones y Proyectos Los Maitenes S.A.	Common control	Services provided	Chile	-	-	9,305
Foreign	Enel Trade S.p.A	Common control	Commodity derivatives	Italy	7,012,879	(833,366)	-
Foreign	Enel Trade S.p.A	Common control	Services received	Italy	-	(216,437)	-
Foreign	Enel Trade S.p.A	Common control	Services provided	Italy	-	-	3,222
Foreign	Endesa España S.A.	Common control	Services received	Spain	(7,528)	(74,767)	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy purchase	Chile	(26,796,385)	(26,456,123)	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy sale	Chile	49,477	217,448	-
76.052.206-6	Parque Eólico Valle de los Vientos SA	Common control	Energy purchase	Chile	(14,802,199)	(14,929,463)	-
76.052.206-6	Parque Eólico Valle de los Vientos SA	Common control	Energy sale	Chile	697,970	670,035	-
76.321.458-3	Almeyda Solar S.P.A	Common control	Energy purchase	Chile	(35,362)	(289,186)	-
76.321.458-3	Almeyda Solar S.P.A	Common control	Energy sale	Chile	98,994	87,080	-
Foreign	Compania Energetica Veracruz S.A.C.	Common control	Services provided	Peru	52,524	1,058,037	-
Foreign	Enel Produzione S.p.A.	Common control	Services received	Italy	(40,217)	(403,404)	-
Foreign	Endesa Latinoamericana S.A.	Parent	Services received	Spain	-	(89,075)	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Loans	Peru	-	(1,747)	-
Foreign	Enel S.p.A	Parent	Services received	Italy	(475,401)	-	-
Foreign	Enel S.p.A	Parent	Services received	Italy	(35,949)	(1,166,150)	-
Foreign	Enel Generación Perú S.A.	Common control	Services received	Peru	(125,069)	-	-
Foreign	Enel Global Trading S.p.A.	Common control	Services received	Italy	(13,114)	-	-
76.536.351-9	Endesa Américas S.A.	Common control	Services provided	Chile	641,087	-	-
Foreign	Enel Argentina S.A. (formerly named Endesa Argentina S.A.)	Common control	Services received	Argentina	(972)	-	-
		Total			122,176,626	231,835,882	195,589,794
(*)	See Note 1.
(**)	See Notes 2.4.1 and 6.

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

The Board of Directors as of December 31, 2016 was elected at the Ordinary Shareholders’ Meeting held on April 27, 2016. The current Chairman, Vice-Chairman and Secretary of the Board of Directors were designated at a Board meeting held on April 28, 2016.

Members of the Board of Directors:

•	Giuseppe Conti (Chairman)
•	Francesco Giorgianni (Vice-Chairman)
•	Francesco Buresti
•	Mauro Di Carlo
•	Umberto Magrini
•	Luca Noviello
•	Enrique Cibié Bluth
•	Jorge Atton Palma
•	Julio Pellegrini Vial
a)	Accounts receivable and payable and other transactions
•	Accounts receivable and payable

As of December 31, 2016 and 2015 there were no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

•	Other transactions

During the years ended December 31, 2016, 2015 and 2014 no transactions other than transactions in the normal course of business-electricity supply have taken place between the Company and the members of the Board of Directors and key management personnel.

b)	Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company. The methodology to determining the compensation, described below, was established at the 2016 Annual Shareholders Meeting of the Company.

The remuneration is detailed as follows:

a)	174 UF as a fixed monthly fee, and
b)	84 UF per diem for each Board meeting attended.

In accordance with the bylaws, the remuneration of the Chairman shall be double that of a Director, while that of the Vice-Chairman shall be 50% more than that of a Director.

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

The Executive Officers the Company and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of Director in any of the Chilean or foreign subsidiaries or associates of the Company.

Directors’ Committee

Each member of the Directors’ Committee receives monthly remuneration, a portion of which is for each session attended and a portion of which is a fixed monthly payment for every meeting. This remuneration is as follows:

a.	58 UF monthly remuneration as a fixed payment for every meeting, and
b.	28 UF for each session attended with an unlimited number of sessions.

The enactment of Law No. 20,382 on improved Corporate Governance resulted in the merger of the Directors’ Committee and the Audit Committee.

The following tables show details of the compensation paid to the members of the Board of Directors for the years ended December 31, 2016, 2015 and 2014:

Name	Position	Period in Position	For the year ended 12-31-2016
			Company Board	Board of Subsidiaries	Directors Committee
			ThCh$	ThCh$	ThCh$
Giuseppe Conti (1) (*)	Chairman	4-27-16 to 12-31-16	-	-	-
Enrico Viale (1) (*)	Chairman	1-1-16 to 4-27-16	-	-	-
Francesco Giorgianni (2) (*)	Vice-Chairman	4-27-16 to 12-31-16	-	-	-
Ignacio Mateo Montoya (2) (*)	Vice-Chairman	1-1-16 to 4-27-16	-	-	-
Francesco Buresti (*)	Director	1-1-16 to 12-31-16	-	-	-
Enrique Cibié Bluth	Director	1-1-16 to 12-31-16	98,102	-	29,796
Jorge Atton Palma	Director	1-1-16 to 12-31-16	98,102	-	29,796
Julio Pellegrini Vial (3)	Director	4-27-16 to 12-31-16	73,864	-	23,162
Mauro Di Carlo (3) (*)	Director	4-27-16 to 12-31-16	-	-	-
Umberto Magrini (3) (*)	Director	4-27-16 to 12-31-16	-	-	-
Luca Noviello (3) (*)	Director	4-27-16 to 12-31-16	-	-	-
Felipe Lamarca Claro (3)	Director	1-1-16 to 4-27-16	28,744	-	6,634
Isabel Marshall Lagarrigue (3)	Director	1-1-16 to 4-27-16	28,744	-	-
Vittorio Vagliasindi (3) (*)	Director	1-1-16 to 4-27-16	-	-	-
Francesca Gostinelli (3) (*)	Director	1-1-16 to 4-27-16	-	-	-
Total			327,556	-	89,388
(1)	Mr. Giuseppe Conti became Chairman on April 27, 2016, replacing Mr. Enrico Viale.
(2)	Mr. Francesco Giorgianni became Vice-Chairman on April 27, 2016 replacing Ignacio Mateo Montoya.
(3)

Mr. Julio Pellegrini Vial, Mr. Mauro Di Carlo, Mr. Umberto Magrini and Mr. Luca Noviello became Directors on April 27, 2016, replacing Mr. Felipe Lamarca Claro, Ms. Isabel Marshall Lagarrigue, Mr. Vittorio Vagliasindi and Ms. Francesca Gostinelli.

(*)

Mr. Giuseppe Conti, Mr. Enrico Viale, Mr. Francesco Giorgianni, Mr. Ignacio Mateo Montoya, Mr. Francesco Buresti, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, Mr. Vittorio Vagliasindi and Ms. Francesca Gostinelli waived their fees and allowances due as the Company’s Directors.

Name	Position	For the year ended 12-31-2015
		Period in Position	Company Board ThCh$	Board of Subsidiaries ThCh$	Directors Committee ThCh$
Enrico Viale	Chairman	1-1-15 to 12-31-15	-	-	-
Ignacio Mateo Montoya	Vice Chairman	1-1-15 to 12-31-15	-	-	-
Francesco Buresti	Director	1-1-15 to 12-31-15	-	-	-
Felipe Lamarca Claro	Director	1-1-15 to 12-31-15	91,432	-	32,038
Enrique Cibié Bluth	Director	1-1-15 to 12-31-15	91,432	-	32,038
Susana Carey Claro	Director	1-1-15 to 4-27-15	18,065	-	7,336
Isabel Marshall Lagarrigue	Director	1-1-15 to 12-31-15	91,432	-	-
Vittorio Vagliasindi	Director	1-1-15 to 12-31-15	-	-	-
Alfredo Arahuetes García	Director	1-1-15 to 4-27-15	18,065	-	-
Jorge Atton Palma	Director	4-27-15 to 12-31-15	73,366	-	24,454
Francesca Gostinelli	Director	4-27-15 to 12-31-15	-	-	-
TOTAL			383,792	-	95,866

Name	Position	For the year ended 12-31-2014
		Period in Position	Company Board ThCh$	Board of Subsidiaries ThCh$	Directors Committee ThCh$
Jorge Rosenblut Ratinoff	Chairman	1-1-14 to 11-4-14	92,967	-	-
Paolo Bondi	Vice-Chairman	1-1-14 to 11-4-14	-	-	-
Enrico Viale	Chairman	11-4-14 to 12-31-14	-	-	-
Ignacio Mateo Montoya	Vice-Chairman	11-4-14 to 12-31-14	-	-	-
Francesco Buresti	Director	1-1-14 to 12-31-14	-	-	-
Vittorio Corbo	Director	1-1-14 to 7-28-14	32,446	-	-
Jaime Bauzá Bauzá	Director	1-1-14 to 11-4-14	42,235	-	14,624
Felipe Lamarca Claro	Director	1-1-14 to 12-31-14	54,383	-	17,321
Alfredo Arahuetes García	Director	1-1-14 to 12-31-14	55,970	-	-
Enrique Cibié Bluth	Director	1-1-14 to 12-31-14	55,970	-	17,321
Susana Carey Claro	Director	11-4-14 to 12-31-14	9,486	-	4,121
Isabel Marshall Lagarrigue	Director	11-4-14 to 12-31-14	9,486	-	-
Manuel Morán Casero	Director	1-1-14 to 11-4-14	-	-	-
Vittorio Vagliasindi	Director	11-4-14 to 12-31-14	-	-	-
TOTAL			352,943	-	53,387
c)	Guarantees established by the Company in favor of the Directors

During the years ended December 31, 2016, 2015 and 2014, no guarantees have been granted to the Directors.

10.3	Compensation for the Group’s executives
a)	Compensation received by key management personnel

Chilean ID No. (RUT)	Company Executives
	Name	Position
24.789.926-K	Valter Moro	Chief Executive Officer
7.415.913-3	Jorge Burlando Bonino (1)	Planning and Control Officer
7.012.475-0	Raúl Arteaga Errazuriz (2)	Chief Financial Officer
8.586.744-K	Luis Alberto Vergara Adamides (3)	Human Resources Officer
7.776.718-5	Luis Ignacio Quiñones Sotomayor	General Counsel
10.603.713-2	María Teresa González Ramírez (4)	Community Relations and Communications Officer
11.629.179-7	Humberto Espejo Paluz	Marketing and Trading Officer
13.191.190-4	Claudio Helfmann Soto	Business Development Officer
11.565.097-1	Bernardo Canales Fuenzalida	Engineering and Construction Officer
25.467.930-5	Michele Siciliano (5)	Chilean Thermal Generation Officer
10.939.381-9	Claudio Ordenes Tirado (5)	Engineering and Thermal Construction Officer
8.803.928-9	Carlo Carvallo Artigas (5)	Chilean Hydroelectric Generation Officer
(1)	On June 30, 2016, Mr. Jorge Burlando Bonino became Planning and Control Officer, replacing Mr. Juan Fernando La Fuente Vila.
(2)	On May 1, 2016, Mr. Raúl Arteaga Errazuriz became Chief Financial Officer, replacing Mr. Ramiro Alfonsin Balza.
(3)	On April 1, 2016, Mr. Luis Alberto Vergara Adamides became Human Resources Officer, replacing Mr. Federico Polemann.
(4)	On November 4, 2016, Ms. María Teresa González Ramírez resigned as Community Relations and Communications Officer.

(5)

On December 15, 2016, Mr. Michele Siciliano, Mr. Claudio Ordenes Tirado and Mr. Carlo Carvallo Artigas became Chilean Thermal Generation Officer, Engineering and Thermal Construction Officer and Chilean Hydroelectric Generation Officer, respectively.

Incentive plans for key management personnel

The Group has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

The compensation of key management personnel for the years ended December 31, 2016, 2015 and 2014 is detailed as follows:

Remuneration of the Key Management Personnel	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Cash compensation	1,865,334	1,581,984	2,144,848
Short-term benefits for employees	553,550	460,027	730,281
Other long-term benefits	252,533	695,840	519,990
TOTAL	2,671,417	2,737,851	3,395,119
b)	Guarantees established by the Company in favor of the Group’s executives

During the years ended December 31, 2016, 2015 and 2014, no guarantees have been granted to the Group’s executives.

10.4	Compensation plans linked to share price

As of December 31, 2016 and 2015, there were no compensation plans linked to the share price.

11.	INVENTORIES

As of December 31, 2016 and 2015, this caption is composed of the following:

Classes of Inventories	Balance as of
	12-31-2016	12-31-2015
	ThCh$	ThCh$
Supplies for Production	12,377,179	17,838,254
Gas	2,159,901	3,882,410
Oil	2,556,438	3,183,800
Coal	7,660,840	10,772,044
Supplies for projects and spare parts	21,013,620	18,917,155
Total	33,390,799	36,755,409

As of December 31, 2016 and 2015, there were no inventories pledged as collateral to hedge any liability.

For the year ended December 31, 2016, the amount for raw materials and consumables recognized as fuel consumption for continuing operations was ThCh$ 295,148,838 (ThCh$ 327,502,996 and ThCh$ 305,479,173 for the years ended December 31, 2015 and 2014, respectively). See Note 26.

As of December 31, 2016, “Other non-current non-financial assets” includes an amount of ThCh$ 5,118,917 corresponding to spare parts and materials that will be used over a twelve-month period.

During the years ended December 31, 2016, 2015 and 2014, no inventories have been written down due to obsolesce or impairment.

12.	CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2016 and 2015 is as follows:

Tax Receivables	Balance as of
	12-31-2016	12-31-2015
	ThCh$	ThCh$
Monthly provisional tax payments	24,452,330	12,656,076
Tax credit for absorbed profits	9,839,979	9,597
Tax credit for training expenses	-	22,000
Minimum presumed income	146,099	1,095
Other	-	2,168,694
Total	34,438,408	14,857,462

The detail of current tax payables as of December 31, 2016 and 2015 is as follows:

Tax Payables	Balance as of
	12-31-2016	12-31-2015
	ThCh$	ThCh$
Income tax	61,457,940	14,484,736
Total	61,457,940	14,484,736

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
13.1	Investments accounted for using the equity method
a)	The following tables present the changes in investments accounted for with the equity method for the years ended December 31, 2016, 2015 and 2014:

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1-1-2016	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2016	Transferred to assets held for distribution to owners	Balance as of 12-31-2016
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Electrogas S.A. (1)	Associate	Chile	U.S. dollar	42.5000	12,042,874	-	5,166,226	(3,979,095)	(844,372)	607,375	-	12,993,008	(12,993,008)	-
GNL Quinteros S.A. (2)	Associate	Chile	U.S. dollar	20.0000	17,137,023	-	2,750,075	(2,598,035)	(816,094)	(12,298,165)	(4,174,804)	-	-	-
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.3300	2,662,029	-	1,491,025	-	(170,122)	-	-	3,982,932	-	3,982,932
Centrales Hidroeléctricas de Aysén S.A.	Joint venture	Chile	Chilean peso	51.0000	6,280,292	2,346,000	(2,185,127)	-	-	-	-	6,441,165	-	6,441,165
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.0000	7,594,153	-	628,611	-	-	-	-	8,222,764	-	8,222,764
Enel Argentina (formerly named Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.3400	-	235,090	23,611	-	(21,043)	(656)	(145,665)	91,337	-	91,337
Southern Cone Power Argentina S.A. (3)	Associate	Argentina	Argentine peso	2.0000	-	3,326	3,780	-	(1,080)	(63)	(5,963)	-	-	-
				TOTAL	45,716,371	2,584,416	7,878,201	(6,577,130)	(1,852,711)	(11,691,509)	(4,326,432)	31,731,206	(12,993,008)	18,738,198
(1)	See Note 4.1.
(2)	See Note 13.1 b.
(3)	In May 2016, Southern Cone Power Argentina S.A. was merged into Enel Argentina S.A. (formerly named Endesa Argentina S.A.), the latter being the legal successor company.

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1-1-2015	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Balance as of 12-31-2015	Negative Equity Provision	Transferred to assets held for distribution to owners	Balance as of 12-31-2015
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Electrogas S.A. (1)	Associate	Chile	U.S. dollar	42.5000	10,777,659	-	5,121,427	(4,398,423)	1,120,074	(577,863)	12,042,874	-	-	12,042,874
GNL Quinteros S.A. (1)	Associate	Chile	U.S. dollar	20.0000	15,198,935	-	4,534,344	(4,449,179)	1,852,923	-	17,137,023	-	-	17,137,023
GNL Chile S.A. (1)	Associate	Chile	U.S. dollar	33.3300	1,818,168	-	495,389	-	348,472	-	2,662,029	-	-	2,662,029
Centrales Hidroeléctricas de Aysén S.A. (1)	Joint venture	Chile	Chilean peso	51.0000	6,144,557	2,550,000	(2,414,264)	-	-	-	6,280,292	-	-	6,280,292
Transmisora Eléctrica de Quillota Ltda. (1)	Joint venture	Chile	Chilean peso	50.0000	6,426,004	-	1,168,149	-	-	-	7,594,153	-	-	7,594,153
Enel Brasil S.A. (2)	Associate	Brazil	Brazilian real	38.6367	538,876,929	-	36,473,505	(16,467,640)	(112,807,060)	(1,893,133)	444,182,602	-	(444,182,602)	-
Enel Trading Argentina S.R.L. (formerly named Endesa Cemsa S.A.) (2)	Associate	Argentina	Argentine peso	45.0000	1,979,132	-	(820,910)	-	(281,870)	-	876,352	-	(876,352)	-
Distrilec Inversora S.A. (2), (3) and (4)	Associate	Argentina	Argentine peso	0.8875	-	-	497,609	-	(36,875)	(4,306)	456,428	(315,634)	(140,794)	-
Central Térmica Manuel Belgrano (2)	Associate	Argentina	Argentine peso	24.1760	-	8,623	1,336,702	(585,303)	(171,618)	-	588,404	-	(588,404)	-
Central Térmica San Martin (2)	Associate	Argentina	Argentine peso	24.1760	-	8,623	1,192,755	(502,124)	(157,897)	-	541,357	-	(541,357)	-
Central Vuelta Obligada S.A. (2)	Associate	Argentina	Argentine peso	34.5000	-	12,213	-	-	(2,758)	-	9,455	-	(9,455)	-
				TOTAL	581,221,384	2,579,459	47,584,706	(26,402,669)	(110,136,609)	(2,475,302)	492,370,969	(315,634)	(446,338,964)	45,716,371

(1)	The share of profit (loss) for continuing operations of the Group amounted to ThCh$ 8,905,045 for the year ended December 31, 2015.
(2)	These investments were reclassified to assets held for distribution to owners as of December 31, 2015 and derecognized on March 1, 2016, the date the Spin-off was effective (see Notes 3.j and 4.2).
(3)	Balances of negative equity reserves are presented in other non-current financial liabilities.
(4)	Significant influence is exercised through the Company’s parent company’s 51.5% ownership of Distrilec Inversora S.A.

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1-1-2014	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2014	Negative Equity Provision	Balance as of 12-31-2014
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Electrogas S.A. (1)	Associate	Chile	U.S. dollar	42.5000	9,682,324	-	4,456,124	(4,239,280)	847,016	31,475	-	10,777,659	-	10,777,659
Enel Brasil S.A. (2)	Associate	Brazil	Brazilian real	38.6367	543,713,349	-	62,181,301	(75,642,378)	10,619,850	(1,995,193)	-	538,876,929	-	538,876,929
GNL Quinteros S.A. (1)	Associate	Chile	U.S. dollar	20.0000	4,797,508	-	3,541,883	(6,897,599)	311,747	13,445,396	-	15,198,935	-	15,198,935
GNL Chile S.A. (1)	Associate	Chile	U.S. dollar	33.3300	559,615	-	1,099,143	-	159,410	-	-	1,818,168	-	1,818,168
Inversiones GasAtacama Holding Ltda. (1)	Joint venture	Chile	U.S. dollar	50.0000	123,627,967	-	3,053,468	-	8,919,247	-	(135,600,682)	-	-	-
Centrales Hidroeléctricas de Aysén S.A. (1)	Joint venture	Chile	Chilean peso	51.0000	69,684,864	3,315,000	(66,855,307)	-	-	-	-	6,144,557	-	6,144,557
Transmisora Eléctrica de Quillota Ltda.(1)	Joint venture	Chile	Chilean peso	50.0000	6,073,897	-	352,107	-	-	-	-	6,426,004	-	6,426,004
Enel Trading Argentina S.R.L. (formerly named Endesa Cemsa S.A.) (2)	Associate	Argentina	Argentine peso	45.0000	2,400,103	-	(153,554)	-	(267,417)	-	-	1,979,132	-	1,979,132
Distrilec Inversora S.A. (2), (3) and (4)	Associate	Argentina	Argentine peso	0.8875	141,706	-	(429,336)	-	(24,724)	(3,280)	-	(315,634)	315,634	-
				TOTAL	760,681,333	3,315,000	7,245,829	(86,779,257)	20,565,129	11,478,398	(135,600,682)	580,905,750	315,634	581,221,384
(1)	The share of profit (loss) for continuing operations of the Group amounted to ThCh$ 54,413,310 for the year ended December 31, 2104.
(2)	These investments were reclassified to assets held for distribution to owners as of December 31, 2015 and derecognized on March 1, 2016, the date the Spin-off was effective (see Notes 3.j and 4.2).
(3)	Balances of negative equity reserves are presented in other non-current financial liabilities.
(4)	Significant influence is exercised through the Company’s parent company’s 51.5% ownership of Distrilec Inversora S.A.
b)	Sale of GNL Quintero S.A.

On June 9, 2016, the Company entered into a share purchase agreement with Enagás Chile S.p.A. (“Enagás Chile”), a wholly-owned subsidiary of Enagás S.A., under which Enagás Chile would acquire the entire 20% ownership interest held by the Company in the associated company GNL Quintero S.A.

The sale of this investment to Enagás Chile was subject to satisfaction of customary conditions precedent for this type of transaction, which included, among others, non-exercising by the other shareholders of GNL Quintero S.A. of the preferential acquisition rights, which they possess in accordance with the terms and conditions of the shareholders agreement.

On September 14, 2016, upon satisfaction of the conditions precedent, the Company transferred the shares it held in GNL Quintero S.A. to Enagás Chile. The purchase price was US$ 197,365,113.2 million (ThCh$ 132,820,800). Cash received for GNL Quintero S.A. is included in “Other collections from the sale of equity or debt instruments belonging to other entities” of the Consolidated Statements of Cash Flows. Also see Note 30 for the net financial result of the transaction.

GNL Quintero S.A.’s corporate purpose consists of developing, financing, designing, engineering, supplying, constructing, commissioning, operating and maintenance of a liquefied natural gas (“GNL” for its acronym in Spanish) storage and regasification plant and its corresponding marine terminal for the loading and unloading of GNL and its expansions, including facilities and connections necessary for the delivery of GNL, through a truck loading yard and/or one or more GNL pipeline delivery points.

13.2	Additional financial information on investments in associated companies

The following tables show financial information as of December 31, 2016 and 2015 from the financial statements of the investments in associates where the Group has significant influence:

Investments with Significant Influence	As of and for the year ended December 31, 2016
	Ownership Interest	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Quintero S.A.	20.00%	-	-	-	-	86,471,706	(72,752,059)	13,719,647	(65,571,292)	(51,851,645)
Electrogas S.A.	42.50%	9,318,456	40,746,438	5,683,680	13,809,430	24,126,070	(11,970,244)	12,155,826	(347,369)	11,808,457
GNL Chile S.A.	33.33%	90,283,944	117,703	78,452,153	-	615,229,994	(610,756,322)	4,473,522	(510,406)	3,963,116

Investments with Significant Influence	As of and for the year ended December 31, 2015
	Ownership Interest	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Quintero S.A.	20.00%	154,169,202	679,246,875	22,104,679	725,626,283	130,540,774	(107,869,054)	22,671,720	9,264,617	31,936,337
Electrogas S.A.	42.50%	9,800,478	46,815,192	12,191,561	16,087,931	23,546,048	(10,624,229)	12,921,819	1,275,795	14,197,614
GNL Chile S.A.	33.33%	73,289,529	19,843,392	59,207,958	25,938,077	655,759,390	(654,273,074)	1,486,316	1,045,519	2,531,835
Enel Trading Argentina S.R.L. (formerly named Endesa Cemsa S.A.)	45.00%	22,954,619	91,195	21,098,368	-	2,269,586	(4,093,829)	(1,824,243)	(626,380)	(2,450,623)
Enel Brasil S.A.	38.64%	796,102,019	1,994,170,371	653,756,271	725,006,818	2,016,488,835	(1,898,139,782)	118,349,053	(370,529,946)	(252,180,893)
Distrilec Inversora S.A.	0.89%	587,602	-	648,086	51,369,880	56,070,768	-	56,070,768	(9,439,319)	46,631,449

None of our associates have published price quotations.

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

13.3	Additional financial information on investments in joint ventures

The following tables present information from the financial statements of the principle joint ventures of the Group as of December 31, 2016 and 2015:

Investments in Joint Ventures	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
	51.00%	51.00%	50.00%	50.00%
	12-31-2016	12-31-2015	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	863,962	502,938	6,366,378	4,870,520
Total non-current assets	15,159,321	15,159,321	12,034,576	12,228,334
Total current liabilities	3,324,706	3,290,947	245,025	463,983
Total non-current liabilities	68,081	56,685	1,710,406	1,674,416
Cash and cash equivalents	860,719	428,440	5,716,196	4,457,803

Revenues	-	-	2,774,316	2,099,517
Depreciation and amortization expense	-	-	(773,093)	(529,169)
Interest income	42,046	20,009	134,995	1,652,413
Income tax expense	(7,070)	(8,586)	(225,008)	(496,978)
Gains (losses)	(4,284,195)	(4,733,482)	1,257,220	2,108,449
Comprehensive income	(4,284,195)	(4,733,482)	1,257,220	2,108,449
-	Restrictions on funds transfers from associated companies and joint ventures

As of December 31, 2016, there were no restrictions on funds transfers from associates or joint ventures.

Enel Brasil S.A., which was classified as non-current assets and disposal groups held for distribution to owners as of December 31, 2015 (see Note 4.2), had to comply with certain financial ratios or covenants that required a minimum level of equity and restricted the transferring of assets to its owners. The Company’s ownership interest in Enel Brasil’s restricted net assets as of December 31, 2015 totaled ThCh$ 100,594,399.

13.4	Commitments and contingencies

As of December 31, 2016 and 2015, associated companies and joint ventures did not have significant commitments and contingencies.

14.	INTANGIBLE ASSETS OTHER THAN GOODWILL, NET

Intangible assets as of December 31, 2016 and 2015 are detailed as follows:

Intangible Assets, Net	Balance as of
	12-31-2016 ThCh$	12-31-2015 ThCh$
Easements and water rights	6,043,003	8,052,525
Computer software	10,189,162	12,373,049
Other identifiable intangible assets	3,034,709	479,852
Total	19,266,874	20,905,426

Intangible Assets, Gross	Balance as of
	12-31-2016 ThCh$	12-31-2015 ThCh$
Easements and water rights	6,625,309	8,634,831
Computer software	22,478,362	25,214,814
Other identifiable intangible assets	5,773,153	479,852
Total	34,876,824	34,329,497

Accumulated Amortization and Impairment	Balance as of
	12-31-2016 ThCh$	12-31-2015 ThCh$
Easements and water rights	(582,306)	(582,306)
Computer software	(12,289,200)	(12,841,765)
Other identifiable intangible assets	(2,738,444)	-
Total	(15,609,950)	(13,424,071)

The reconciliation of the carrying amounts of intangible assets for the years ended December 31, 2016, 2015 and 31, 2014 is as follows:

Changes in Intangible Assets	Easements and Water Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2016	8,052,525	12,373,049	479,852	20,905,426
Changes in identifiable intangible assets
Increases other than those from business combinations	540,052	-	2,571,273	3,111,325
Increase (decrease) from net foreign exchange differences, net	-	-	2,897	2,897
Amortization (*)	-	(2,183,887)	(18,961)	(2,202,848)
Increases (decreases) from transfers and other changes	352	-	(352)	-
Increases (decreases) from transfers	352	-	(352)	-
Disposals and withdrawals from service	(2,549,926)	-	-	(2,549,926)
Disposals (**)	(2,549,926)	-	-	(2,549,926)
Total changes in identifiable intangible assets	(2,009,522)	(2,183,887)	2,554,857	(1,638,552)
Closing Balance as of December 31, 2016	6,043,003	10,189,162	3,034,709	19,266,874
(*)	See Note 28.
(**)	See Note 16.g.10.

Changes in Intangible Assets	Development Costs	Easements and Water Rights	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2015	5,666,572	31,781,522	1,514,216	12,995,648	493,875	52,451,833
Changes in identifiable intangible assets
Increases other than those from business combinations	4,181,283	209,063	213,815	3,739,977	-	8,344,138
Increase (decrease) from net foreign exchange differences, net	(747,993)	(1,533,670)	(166,947)	(76,106)	18,464	(2,506,252)
Amortization (*)	-	(872,437)	(530,306)	(1,994,281)	(20,145)	(3,417,169)
Increases (decreases) from transfers and other changes	(2,398,107)	275,065	5,439	224,384	79,875	(1,813,344)
Increases (decreases) from transfers	2	275,419	5,439	(5,439)	(275,421)	-
Increases (decreases) from other changes	(2,398,109)	(354)	-	229,823	355,296	(1,813,344)
Disposals and withdrawals from service	(949,049)	(80,000)	-	(41,042)	-	(1,070,091)
Withdrawals from service	(949,049)	-	-	(41,042)	-	(990,091)
Disposals	-	(80,000)	-	-	-	(80,000)
Classified as held for distribution to owners	(5,752,706)	(21,727,018)	(1,036,217)	(2,475,531)	(92,217)	(31,083,689)
Total changes in identifiable intangible assets	(5,666,572)	(23,728,997)	(1,514,216)	(622,599)	(14,023)	(31,546,407)
Closing Balance as of December 31, 2015	-	8,052,525	-	12,373,049	479,852	20,905,426
(*)	Amortization of intangible assets related to continuing operations amounted to ThCh$ 1,498,864 and ThCh$ 2,990,986 for the years ended December 31, 2015 and 2014, respectively. See Note 28.

Increases other than those from business combinations of intangible assets related to continuing operations of the Group amounted to ThCh$ 3,025,400 for the year ended December 31, 2015.

Changes in Intangible Assets	Development Costs	Easements and Water Rights	Concessions	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2014	7,365,667	28,962,374	7,247,556	1,824,734	7,876,555	2,771,659	56,048,545
Changes in identifiable intangible assets
Increases other than those from business combinations	1,990,879	1,778,162	-	280,380	5,355,491	-	9,404,912
Increase (decrease) from net foreign exchange differences, net	(311,518)	(431,185)	(3,305)	(91,295)	(11,790)	125,942	(723,151)
Amortization (*)	(2,734,208)	(1,272,127)	(2,564,216)	(613,665)	(850,304)	(7,207)	(8,041,727)
Increases (decreases) from transfers and other changes	(530,532)	2,744,298	(275,420)	(5,381)	628,545	(2,396,519)	164,991
Increases (decreases) from transfers	-	(557,131)	-	(5,381)	562,512	-	-
Increases (decreases) from other changes	(530,532)	3,301,429	(275,420)	-	66,033	(2,396,519)	164,991
Disposals and withdrawals from service	(113,716)	-	-	119,443	(2,849)	-	2,878
Withdrawals from service	(113,716)	-	-	-	(2,849)	-	(116,565)
Disposals	-	-	-	119,443	-	-	119,443
Classified as held for sale	-	-	(4,404,615)	-	-	-	(4,404,615)
Total changes in identifiable intangible assets	(1,699,095)	2,819,148	(7,247,556)	(310,518)	5,119,093	(2,277,784)	(3,596,712)
Closing Balance as of December 31, 2014	5,666,572	31,781,522	-	1,514,216	12,995,648	493,875	52,451,833
(*)	Amortization of intangible assets related to continuing operations amounted to ThCh$ 1,498,864 and ThCh$ 2,990,986 for the years ended December 31, 2015 and 2014, respectively. See Note 28.

According to Management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recognized as of December 31, 2016 (see Note 3.d).

As of December 31, 2016 and 2015, the Group does not have significant intangible assets with an indefinite useful life.

15.	GOODWILL

The following table shows goodwill by the CGU or group of CGUs to which it belongs and changes for the years ended December 31, 2016 and 2015:

Company	Cash-Generating Unit	Balance as of 1-1-2016	Transfer on mergers	Balance as of 12-31-2016
		ThCh$	ThCh$	ThCh$
Inversiones GasAtacama Holding Ltda.	Generación Chile	20,204,251	(20,204,251)	-
Compañía Eléctrica Tarapacá S.A.	Generación Chile	4,656,105	(4,656,105)	-
GasAtacama Chile S.A.	Generación Chile	-	24,860,356	24,860,356
Total		24,860,356	24,860,356	24,860,356

Company	Cash-Generating Unit	Balance as of 1-1-2015	Foreign Currency Exchange Differences	Transferred to assets held for distribution to owners	Balance as of 12-31-2015
		ThCh$	ThCh$	ThCh$	ThCh$
Inversiones GasAtacama Holding Ltda.	Generación Chile	20,204,251	-	-	20,204,251
Compañía Eléctrica Tarapacá S.A.	Generación Chile	4,656,105	-	-	4,656,105
Enel Generación Perú S.A. (formerly named Edegel S.A.A.)	Enel Generación Perú S.A.	88,241,040	2,351,245	(90,592,285)	-
Empresa Generadora de Energía Eléctrica S.A.	Emgesa S.A.E.S.P.	4,886,064	(600,606)	(4,285,458)	-
Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	Enel Generación el Chocón S.A.	7,622,438	(1,799,525)	(5,822,913)	-
Total		125,609,898	(48,886)	(100,700,656)	24,860,356

The origin of goodwill as detailed below is a result of the acquisitions of the following entities, subsequently merged directly or indirectly into GasAtacama Chile S.A.:

On July 12, 2002, the Company acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On August 11, 2005, the Company acquired social rights of Inversiones Lo Venecia Ltda., which hold as an only asset 25% stake in the company San Isidro S.A.

Subsequently, Empresa Eléctrica Pangue S.A. and the company San Isidro S.A. were merged into Compañía Eléctrica Tarapacá S.A., the latter being the legal successor company.

On April 22, 2014, the Company purchased the 50% interest in Inversiones GasAtacama Holding Ltda. held by Southern Cross Latin America Private Equity Fund III L.P. at that time (see Note 6.d).

On October 1, 2016, Inversiones GasAtacama Holding Ltda was merged into Compañía Eléctrica Tarapacá S.A., the latter being the legal successor company.

On November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor company.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of December 31, 2016 and 2015 (see Note 3.b).

16.	PROPERTY, PLANT AND EQUIPMENT, NET
a)	Property, plant, and equipment as of December 31, 2016 and 2015:

Classes of Property, Plant and Equipment, Net	Balance as of
	12-31-2016	12-31-2015
	ThCh$	ThCh$
Construction in progress	588,700,578	511,700,683
Land	51,342,724	51,375,538
Buildings	9,703,906	10,394,207
Plant and equipment	2,033,720,809	2,109,572,014
Fixtures and fittings	24,007,331	26,457,203
Finance leases	19,363,189	20,217,447
Property, plant and equipment, net	2,726,838,537	2,729,717,092

Classes of Property, Plant and Equipment, Gross	Balance as of
	12-31-2016	12-31-2015
	ThCh$	ThCh$
Construction in progress	588,700,578	511,700,683
Land	51,342,724	51,375,538
Buildings	22,458,889	22,542,374
Plant and equipment	4,481,701,141	4,452,010,828
Fixtures and fittings	87,281,446	87,187,343
Finance leases	28,760,031	28,760,031
Property, plant and equipment, gross	5,260,244,809	5,153,576,797

Classes of Accumulated Depreciation and Impairment of Property, Plant and Equipment	Balance as of
	12-31-2016	12-31-2015
	ThCh$	ThCh$
Buildings	(12,754,983)	(12,148,167)
Plant and equipment	(2,447,980,332)	(2,342,438,814)
Fixtures and fittings	(63,274,115)	(60,730,140)
Finance leases	(9,396,842)	(8,542,584)
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(2,533,406,272)	(2,423,859,705)

b)	The detail of, and changes in, property, plant, and equipment, net for the years December 31, 2016, 2015 and 2014 are as follows:

Changes in the year ended December 31, 2016		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2016		511,700,683	51,375,538	10,394,207	2,109,572,014	26,457,203	20,217,447	2,729,717,092
Change	Increases other than those from business combinations	189,236,636	-	-	-	22,459	-	189,259,095
	Increase (decrease) from net foreign exchange differences	(186,893)	(32,814)	(59,699)	(361,199)	(153,858)	-	(794,463)
	Depreciation (*)	-	-	(630,602)	(126,106,763)	(2,805,910)	(854,258)	(130,397,533)
	Impairment losses recognized in profit or loss (*) (**)	(30,785,531)	-	-	-	-	-	(30,785,531)
	Increases (decreases) from transfers and other changes	(34,679,145)	-	-	34,183,229	495,916	-	-
	Increases (decreases) from transfers
	Increases (decreases) from transfers from construction in process	(34,679,145)	-	-	34,183,229	495,916	-	-
	Disposals and withdrawals from service	(34,061,865)	-	-	-	(8,479)	-	(34,070,344)
	Write-offs (***)	(34,061,865)	-	-	-	(8,479)	-	(34,070,344)
	Other increases/decreases	(12,523,307)	-	-	16,433,528	-	-	3,910,221
	Total changes	76,999,895	(32,814)	(690,301)	(75,851,205)	(2,449,872)	(854,258)	(2,878,555)
Closing balance as of December 31, 2016		588,700,578	51,342,724	9,703,906	2,033,720,809	24,007,331	19,363,189	2,726,838,537
(*)	See Note 28.
(**)	See Note 16.g.9 and 11
(***)

Of this amount ThCh$ 32,834,160 was related to the costs capitalized with respect to the water rights associated with the Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo hydroelectric projects (see Note 16.g.10) and ThCh$ 1,096,137 was related to the costs capitalized with respect to the Tames 2 and Totoralillo projects (see Note 16.g.11).

Changes in the year ended December 31, 2015		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2015		1,187,912,827	59,924,326	22,025,921	3,868,224,748	35,627,709	56,713,317	5,230,428,848
Change	Increases other than those from business combinations	564,234,389	50,874,933	126,085	139,715	275,145	168,589	615,818,856
	Increase (decrease) from net foreign exchange differences	(62,471,079)	(5,108,866)	(1,757,484)	(183,492,582)	(1,359,443)	901,095	(253,288,359)
	Depreciation (*)	-	-	(1,750,734)	(218,184,844)	(5,997,874)	(3,890,602)	(229,824,054)
	(Impairment)/Reversal of impairment losses recognized in profit or loss (*)	(2,522,445)	-	-	12,655,609	-	-	10,133,164
	Increases (decreases) from transfers and other changes	(1,026,969,936)	14,273,553	5,680,711	1,025,604,765	5,980,519	(712,122)	23,857,490
	Increases (decreases) from transfers
	Increases (decreases) from transfers from construction in process	(1,030,758,049)	3,985,957	341,572	1,026,911,028	3,436,292	(3,916,800)	-
	Increases (decreases) from other changes	3,788,113	10,287,596	5,339,139	(1,306,263)	2,544,227	3,204,678	23,857,490
	Disposals and withdrawals from service	(3,021,358)	-	(679)	(701,220)	(83,731)	(11,051)	(3,818,039)
	Write-offs	-	-	-	(10,367)	(66,114)	(11,051)	(87,532)
	Other increases/decreases	(3,021,358)	-	(679)	(690,853)	(17,617)	-	(3,730,507)
	Classified as held for contributions to owners	(145,461,715)	(68,588,408)	(13,929,613)	(2,394,674,177)	(7,985,122)	(32,951,779)	(2,663,590,814)
	Total changes	(676,212,144)	(8,548,788)	(11,631,714)	(1,758,652,734)	(9,170,506)	(36,495,870)	(2,500,711,756)
Closing balance as of December 31, 2015		511,700,683	51,375,538	10,394,207	2,109,572,014	26,457,203	20,217,447	2,729,717,092
(*)

Depreciation for continuing operations for the years ended December 31, 2015 and 2014 was ThCh$ 123,336,695 and ThCh$ 98,313,923, respectively. Reversal of impairment losses (impairment) recognized in profit or loss for continuing operations for the years ended December 31, 2015 and 2014 was ThCh$ 10,165,210 and ThCh$ (12,581,947), respectively. See Note 28.

Increase other than those from business combinations of property, plant and equipment, net related to continuing operations of the Group amounted to ThCh$ 204,350,080 for the year ended December 31, 2015.

Changes in the year ended December 31, 2014		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2014		870,787,402	56,927,135	20,737,186	3,670,530,303	15,585,705	57,721,214	4,692,288,945
Change	Increases other than those from business combinations	601,694,765	-	-	3,988	550,469	-	602,249,222
	Acquisitions through business combinations (**)	10,802,165	3,216,432	-	171,934,311	13,707,483	-	199,660,391
	Increase (decrease) from net foreign exchange differences	(49,116,078)	(180,363)	(631,466)	(17,912,049)	1,428,360	2,853,253	(63,558,343)
	Depreciation (*)	-	-	(1,301,473)	(189,570,715)	(2,366,179)	(3,861,150)	(197,099,517)
	Impairment losses recognized in the profit or loss (*)	-	-	-	(13,770,564)	-	-	(13,770,564)
	Increases (decreases) from transfers and other changes	(246,310,557)	74	1,801,536	242,636,252	1,872,695	-	-
	Increases (decreases) from transfers
	Increases (decreases) from transfers from construction in process	(246,310,557)	74	1,801,536	242,636,252	1,872,695	-	-
	Disposals and withdrawals from service	-	-	-	(186,817)	(40,632)	-	(227,449)
	Write-offs	-	-	-	(186,817)	(40,632)	-	(227,449)
	Reclassification as assets held for sale	-	-	-	-	(81,432)	-	(81,432)
	Other increases/decreases	55,130	(38,952)	1,420,138	4,560,039	4,971,240	-	10,967,595
	Total changes	317,125,425	2,997,191	1,288,735	197,694,445	20,042,004	(1,007,897)	538,139,903
Closing balance as of December 31, 2014		1,187,912,827	59,924,326	22,025,921	3,868,224,748	35,627,709	56,713,317	5,230,428,848
(*)

Depreciation for continuing operations for the years ended December 31, 2015 and 2014 was ThCh$ 123,336,695 and ThCh$ 98,313,923, respectively. Reversal of impairment losses (impairment) recognized in profit or loss for continuing operations for the years ended December 31, 2015 and 2014 was ThCh$ 10,165,210 and ThCh$ (12,581,947), respectively. See Note 28.

(**)	See Note 6.c.
c)	Principal investments

Material investments in the electricity generation business in Chile include developments in the program to create new capacity, including progress on the construction of the Central Hidroeléctrica Los Cóndores Plant, which will use the resources of the Laguna del Maule and will have approximately 150 MW of installed capacity. The construction involved additions of ThCh$ 183,597,710 for the year ended December 31, 2016 (ThCh$ 109,612,156 and ThCh$ 61,514,232 for the years ended December 31, 2015 and 2014, respectively).

d)	Capitalized costs

d.1) Capitalized borrowing costs:

Borrowing costs capitalized during the years ended December 31, 2016, 2015 and 2014 amounted to ThCh$ 3,001,211, ThCh$ 2,221,329 and ThCh$ 1,817,283, respectively. Weighted average capitalization rate varied from 8.0%  to 9.0% for the year ended December 31, 2016 (from 9.0% to 10.8% for the year ended December 31, 2015 and from 7.5% to 10.8% for the year ended December 31, 2014) (see Note 31).

d.2) Capitalized personnel expenses:

Personnel expenses directly related to the construction capitalized during the years ended December 31, 2016, 2015 and 2014 amounted to ThCh$ 9,758,304, ThCh$ 15,250,810 and ThCh$ 16,466,173, respectively.

e)	Finance leases

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2016			12-31-2015
	Gross ThCh$	Unearned Interest ThCh$	Present Value ThCh$	Gross ThCh$	Unearned Interest ThCh$	Present Value ThCh$
Less than one year	2,677,880	837,513	1,840,367	2,840,639	1,007,567	1,833,072
From one to five years	10,711,520	1,763,191	8,948,329	14,203,200	2,758,773	11,444,427
More than five years	7,445,079	484,128	6,960,951	7,897,586	513,553	7,384,033
Total (*)	20,834,479	3,084,832	17,749,647	24,941,425	4,279,893	20,661,532
(*)	See Note 18.1.

Leased assets primarily relate to:

The Company: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between the Company and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

f)	Operating leases

The consolidated statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014 include ThCh$ 1,229,779, ThCh$ 1,240,625 and ThCh$ 2,939,241, respectively, related to accrual during these periods of operating lease agreements for material assets in operation from continuing operations (see Note 29).

As of December 31, 2016 and 2015 the total future lease payments under these contracts are as follows:

Future lease payments	Balance as of
	12-31-2016 ThCh$	12-31-2015 ThCh$
Less than one year	1,827,649	1,764,360
From one to five years	7,633,602	7,361,782
More than five years	9,011,009	8,769,808
Total	18,472,260	17,895,950
g)	Other information
1.	As of December 31, 2016 and 2015 the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$ 310,558,229 and ThCh$ 226,793,675, respectively.
2.

As of December 31, 2016, no property, plant and equipment was pledged as security for liabilities. As of December 31, 2015 the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$ 13,903,028 (see Note 34.1), all related to discontinued operations.

3.

The Company and its Chilean subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a € 1,000 million (Ch$ 704,945,187 thousand) limit. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a € 500 million (Ch$ 352,472,594 thousand) limit. The premiums associated with these policies are presented proportionally for each company in the caption “Prepaid Expenses”.

4.

In 2009 the situation of certain assets, primarily works and infrastructure for facilities built to support power generation in the Sistema Interconectado Central (SIC) grid in 1998, changed, mainly due to the installation in the SIC of new thermoelectric plants, the arrival of Gas Natural Licuado (GNL), and the entry of new projects. This has resulted in a new supply configuration, in which these facilities will not need to be used. Accordingly, in 2009, the Company recognized an allowance account for impairment loss of ThCh$ 43,999,600 for these assets, which continues in effect.

5.

On October 16, 2012, the Company began the collection process on all of the bank performance bonds guaranteeing compliance with the works and correct, timely execution of these works as specified in the agreement “Bocamina Thermal Plant Expansion Project”, contract ACP-003.06. This is a turnkey project for a 350 MW coal-fired thermal generation plant (“the contract”) signed entered into on July 25, 2007 between the Company (“the owner”) and the group composed of (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor” or “the Consortium”).

These performance bonds amounted to US$ 74,795,164.44 and UF 796,594.29 (approximately US$ 38,200,000). As of December 31, 2012 US$ 93,992,554 was collected. Collection made on these bank performance bonds reduced the cost overruns incurred by the company due to breach of contract; they were capitalized into the abovementioned project.

On October 17, 2012, the Company filed an arbitration request with the International Chamber of Arbitration of Paris in order to enforce the rights conferred upon it under the Contract. On December 29, 2014, the Board of Directors of the Company accepted and approved an agreement with the Consortium which finalizes the arbitration and grants a comprehensive settlement of mutual obligations. As a result of this agreement, at the end of 2014 the Group recognized US$ 125 million (approximately ThCh$ 75,843,750), corresponding to an acquisition cost of property, plant and equipment. Finally, the payment was made on April 6, 2015.

6.

At the end of 2014, the Group recognized an impairment of ThCh$ 12,581,947 related to the Punta Alcalde project. This impairment happened because the current definition of the project is not fully aligned with the strategy that the Company is reformulating; particularly, with regard to technological leadership, and to community and environmental sustainability. The Company has decided to suspend the project as its profitability is still unclear (see Note 3.d).

7.

At the end of 2012, the Company’s subsidiary Compañía Eléctrica Tarapacá S.A. recognized an impairment loss of ThCh$ 12,578,098 to adjust the carrying amount of its property, plant and equipment to their recoverable value (see Note 3.d).

At the closing of 2015, a number of new facts and circumstances was evaluated by the company, which resulted in the identification of a new single CGU for all generation assets in Chile. The analysis took into account the fact that the Group performed an optimization and joint development of all assets related to generation and transmission work, centralized trade policy, with sales contracts agreed at company level and not assigned to grids. Generation of flows depends on all the assets as a whole.

Previously, the company identified one CGU for assets operating in the SIC grid and another one for assets operating in the Sistema Interconectado del Norte Grande (SING), under the consideration that there were two separate markets. The new scheme posed by the interconnection of SIC and SING, unifies markets and considers formation of a single price, which was illustrated by latest bids for supply to regulated customers.

Therefore, these new conditions indicated that an impairment loss recognized in prior periods for CGUs may no longer exists or may have decreased and caused the need to reverse the impairment loss indicated above. This was based, inter alia, on the generation of additional value by the interconnection project between the SIC and SING which is expected to be operational in 2019, by better utilization of reserves, by expanding the potential market for specific impaired assets and decreasing overall risk of the portfolio. The effects of interconnection are considered in the five-year projections used by the company to perform impairment tests (see Note 3.d).

8.

As of December 31, 2015 the Group recognized impairment of ThCh$ 2,522,445 related to wind project Waiwen. This loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, profitability is uncertain.

9.

In line with its sustainability strategy and in order to develop community relations, the Company has decided to research new design alternatives for the Neltume project, in particular regarding the question of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

To start a new phase of research of an alternative project, which includes the discharge of water on the Fuy River in late December 2015, the Company withdrew the Environmental Impact Study. This decision applies only to the Neltume project and not to the transmission project, which continues its course on handling in the Environmental Assessment Service.

As a result of the above, as of December 31, 2015 the Group written-off ThCh$ 2,706,830, associated with certain assets related to Environmental Impact Study and to other studies directly linked to the previous design of assets.

Consequently in line with the new sustainability strategy and as a result of sustained dialog with the communities, the Company’s projects in the territory, namely Neltume and Choshuenco, have good prospects from the social point of view. However, given the current conditions of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is below the total capitalized investment in them. As a result, at the end of 2016 the Group recognized an impairment of ThCh$ 20,459,461 associated with the Neltume project and ThCh$ 3,748,124 associated with the Choshuenco project.

10.

As of August 31, 2016 the Company decided to waive the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was taken because of, among other aspects evaluated, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local community support. As a result the Group wrote-off ThCh$ 32,834,160 of property, plant and equipment ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized (see Note 29).

11.

As of December 31, 2016 the Group recognized an impairment of ThCh$ 6,577,946 associated with some Non-Conventional Renewable Energy (“NCRE”) initiatives, such as Wind, Mini-Hydro, Biomass and Solar projects. These initiatives deal with collection of natural resources data (wind speed, solar radiation, etc.) as well as engineering studies enabling the Company to perform and support technical and economical assessments in order to visualize their perspectives and decide on future steps. The results of the studies have not been entirely satisfactory, mainly due to the current conditions in the Chilean electricity market, as future viability of the NCRE projects is uncertain. As a result the Group recognized an impairment of 100% of the capitalized investments to date in NCRE projects.

On the other hand, the Group decided to write-off 100% of capitalized investment in two thermal projects that until now were held in its portfolio. These are the Tames 2 and Totoralillo projects, which were being developed within the framework of the public land concessions provided by the National Heritage Ministry in 2013. The amount of the write-off was ThCh$ 1,096,137 and arose as a result of the current conditions in the Chilean electricity market, lack of future viability of this type of technology (steam-coal) and high development costs, which make these projects unfeasible. In addition, the Group recognized a provision of ThCh$ 2,244,900 for the fines for a waiver of the concessions related to these projects.

17.	DEFERRED TAXES
a)	The origin and changes in deferred tax assets and liabilities for the years ended December 31, 2016, 2015 and 2014 are as follows:

Deferred Tax Assets		Deferred Tax Assets Relating to
		Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Tax Loss Carry forwards	Other	Deferred Tax Assets
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2016		4,982,473	1,461,706	-	12,720,469	702,670	19,867,318
Change	Increase (decrease) in profit or loss	487,371	1,515,506	(597,481)	(809,016)	(2,074,574)	(1,478,194)
	Increase (decrease) in other comprehensive income	-	-	474,498	-	-	474,498
	Foreign currency translation	-	-	-	-	12,645	12,645
	Classified as assets held for distribution to owners	-	9,032	(22,675)	-	-	(13,643)
	Other increase (decrease)	(281,458)	(1,389,903)	145,658	(57)	1,359,259	(166,501)
Closing Balance as of 12-31-2016		5,188,386	1,596,341	-	11,911,396	-	18,696,123

Deferred Tax Assets		Deferred Tax Assets Relating to
		Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other	Deferred Tax Assets
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2015		42,410,489	7,788,371	494,680	54,260	4,851,839	2,775,070	58,374,709
Change	Increase (decrease) in profit or loss	1,319,678	6,151,750	23,625	(50,718)	7,868,630	(2,117,518)	13,195,447
	Increase (decrease) in other comprehensive income	-	-	191,008	557,599	-	-	748,607
	Foreign currency translation	(3,717,007)	(414,275)	(69,045)	(3,542)	-	(98,171)	(4,302,040)
	Classified as assets held for distribution to owners	(14,361,783)	(3,241,403)	(576,075)	-	-	(39,660)	(18,218,921)
	Other increase (decrease)	(20,668,904)	(8,822,737)	(64,193)	(557,599)	-	182,949	(29,930,484)
Closing Balance as of 12-31-2015		4,982,473	1,461,706	-	-	12,720,469	702,670	19,867,318

Deferred Tax Assets		Deferred Tax Assets Relating to
		Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Tax Loss Carry forwards	Other	Deferred Tax Assets
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2014		44,338,482	4,029,561	366,977	-	1,450,462	1,679,980	51,865,462
Change	Increase (decrease) in profit or loss	573,564	3,699,561	(532,469)	(1,716)	6,332,662	3,972,077	14,043,679
	Increase (decrease) in other comprehensive income	-	-	1,779,099	(348,587)	-	-	1,430,512
	Acquisitions through business combinations (*)	-	879,716	-	-	537,933	974,882	2,392,531
	Foreign currency translation	(2,365,601)	(63,966)	(55,492)	12,753		86,414	(2,385,892)
	Classified as assets held for sale	-	(29,583)	(1,761)	-	(1,448,281)	(1,142,270)	(2,621,895)
	Other increase (decrease)	(135,956)	(726,918)	(1,061,674)	391,810	(2,020,937)	(2,796,013)	(6,349,688)
Closing Balance as of 12-31-2014		42,410,489	7,788,371	494,680	54,260	4,851,839	2,775,070	58,374,709

(*) See Note 6.c.

Deferred Tax Liabilities		Deferred Tax Liabilities Relating to
		Accumulated Depreciation	Provisions	Other	Deferred Tax Liabilities
		ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2016		216,682,401	285,255	792,050	217,759,706
Change	Increase (decrease) in profit or loss	(28,890,517)	-	(1,272,442)	(30,162,959)
	Increase (decrease) in other comprehensive income	-	-	5	5
	Increase (decrease) in equity (*)	-	-	(5,555,110)	(5,555,110)
	Foreign currency translation	(79,558)	-	-	(79,558)
	Other increase (decrease)	(1,009,620)	-	4,324,541	3,314,921
Closing Balance as of 12-31-2016		186,702,706	285,255	(1,710,956)	185,277,005

(*) As of December 31, 2015 the Group recognized a deferred tax liability of ThCh$ 5,555,110 in relation with the existing taxable temporary differences arising from the investment in the subsidiaries that the Company holds in Peru, considering that, as part of the corporate reorganization, these investments were transferred to Endesa Américas S.A. As this liability was directly linked to the spin-off, the effect has been recognized directly in equity, specifically in other reserves, following the nature of the principle transaction (transaction with shareholders in their capacity as owners) (see Note 4.2.III).

Deferred Tax Liabilities		Deferred Tax Liabilities Relating to
		Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2015		361,570,401	41,553	-	163,062	28,544,947	390,319,963
Change	Increase (decrease) in profit or loss	17,320,050	243,817	(678)	-	21,344,620	38,907,809
	Increase (decrease) in other comprehensive income	-	-	(65,055)	184,060	(200,434)	(81,429)
	Foreign currency translation	3,299,350	-	65,061	5,424	(10,368,839)	(6,999,004)
	Classified as assets held for distributions to owners	(131,174,728)	(16,764)	(237)	(249,770)	(32,286,273)	(163,727,772)
	Other increase (decrease)	(34,332,672)	16,649	909	(102,776)	(6,241,971)	(40,659,861)
Closing Balance as of 12-31-2015		216,682,401	285,255	-	-	792,050	217,759,706

Deferred Tax Liabilities		Deferred Tax Liabilities Relating to
		Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Liabilities
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of 1-1-2014		290,656,225	20,222	-	4,104,129	10,908,943	305,689,519
Change	Increase (decrease) in profit or loss	38,037,322	379	1,210	(4,490,773)	14,414,699	47,962,837
	Increase (decrease) in other comprehensive income	-	-	(3,674)	665,247	(1,306)	660,267
	Acquisitions through business combinations (*)	27,088,856	-	-	-	1,834,311	28,923,167
	Foreign currency translation	14,540,966	(307,279)		13,619	(813,443)	13,433,863
	Other increase (decrease)	(8,752,968)	328,231	2,464	(129,160)	2,201,743	(6,349,690)
Closing Balance as of 12-31-2014		361,570,401	41,553	-	163,062	28,544,947	390,319,963

(*) See Note 6.c.

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its various subsidiaries will allow these assets to be recovered.

b)As of December 31, 2016, the Group does not have unrecognized deferred tax assets related to tax losses carry forward. As of December 31, 2015 the Group has not recognized deferred tax assets related to tax losses carry forward totaling ThCh$ 9,925,718, respectively (see Note 3.o), all related to discontinued operations.

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$ 116,489,507 as of December 31, 2016 (ThCh$ 493,810,478 as of December 31, 2015).

Additionally, the Group has not recognized deferred tax assets for deductible temporary differences, associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future, which as of December 31, 2016, totaled ThCh$ 385,427,246 (ThCh$ 471,291,386 as of December 31, 2015).

The Group companies are potentially subject to income tax audits by the tax authorities in Chile. Such tax audits are limited to a number of annual tax periods and once these have expired audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. Tax periods potentially subject to examination correspond to fiscal years 2013-2015.

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, the Company Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the Company’s future results.

The effects of deferred tax on the components of Other Comprehensive Income are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	For the year ended December 31, 2016			For the year ended December 31, 2015			For the year ended December 31, 2014
	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	18	(5)	13	(441,585)	10	(441,575)	(6,042)	1,306	(4,736)
Cash flow hedge	86,959,338	(20,924,809)	66,034,529	(135,791,934)	35,463,169	(100,328,765)	(138,419,154)	34,120,329	(104,298,825)
Foreign currency translation	(139,529,128)	-	(139,529,128)	(244,110,922)	-	(244,110,922)	(8,365,502)	-	(8,365,502)
Investments accounted for using the equity method	(11,904,709)	-	(11,904,709)	(2,475,299)	-	(2,475,299)	11,478,398	-	11,478,398
Actuarial income on defined-benefit pension plans	(1,757,402)	474,498	(1,282,904)	(216,648)	(5,476)	(222,124)	(4,680,070)	1,929,441	(2,750,629)
Income tax related to components of other income and expenses debited or credited to Equity	(66,231,883)	(20,450,316)	(86,682,199)	(383,036,388)	35,457,703	(347,578,685)	(139,992,370)	36,051,076	(103,941,294)

The reconciliation of deferred tax movements between balance sheet and comprehensive income for the years 2016 and 2015 is as follows:

	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Increase (decrease) of the deferred taxes related to continuing operations	474,493	830,036	770,245
Deferred taxes on hedge movements (revenue and derivatives hedge)	(21,528,043)	31,318,550	32,036,006
Increase (decrease) of the deferred taxes related to discontinuing operations	603,234	3,309,117	3,244,825
Total	(20,450,316)	35,457,703	36,051,076

Law No. 20.780 was published in the Diario Oficial (the Official Gazette) on September 29, 2014, modifying the income tax and other tax systems. The law stipulates that, starting in 2017, the current income tax system will be replaced with two alternative tax systems: the attributed income system and the partially integrated system.

The new law gradually increases the corporate income tax rate. The rate increased to 21% in 2014, then to 22.5% in 2015, and to 24% in 2016. Starting in 2017, taxpayers subject to the attributed income system will pay a tax rate of 25%, while the tax rate for companies covered under the partially integrated system will increase to 25.5% in 2017 and 27% in 2018.

The law also states that corporations will automatically be subject to the partially integrated system unless a future Special Shareholders’ Meeting agrees to select the attributed income system.

In accordance with the policy disclosed in Note 3.o and assuming that the application of partially integrated system, since that is the system that will be automatically be used by corporations, and that A Special Shareholders’ Meeting has not been held to agree to use the alternate system, the Group has recognized in net profit the variations in its deferred tax assets and liabilities resulting as a direct effect of the increase in the corporate tax rate. Specifically, as of September 30, 2014, a net charge of ThCh$ 59,956,195 was recognized in the Group’s net profit, from which ThCh$ 3,351 related to discontinued operations, decreasing the net profit attributable to the Parent for ThCh$ 58,529,578.

Law No. 20,899 was published on February 8, 2016, simplifying the income tax system. This law among its main modifications, imposes a partially integrated system as mandatory for corporations, cancelling previously available attributed income system option.

18.	OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2016 and 2015 is as follows:

Other Financial Liabilities	Balance as of
	12-31-2016		12-31-2015
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest-bearing borrowings	18,013,012	802,046,968	18,446,476	826,380,628
Hedging derivatives (*)	313,571	48,981,953	328,415	78,768,620
Non-hedging derivatives (**)	7,369,481	2,987,830	9,146,674	12,048,542
Total	25,696,064	854,016,751	27,921,565	917,197,790

(*) See Note 20.2.a.

(**) See Note 20.2.b.

18.1	Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2016 and 2015 is as follows:

Interest-bearing borrowings	Balance as of
	12-31-2016		12-31-2015
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Bank loans	4,172	-	58	-
Unsecured liabilities	16,168,473	786,137,688	16,613,346	807,552,168
Finance leases (*)	1,840,367	15,909,280	1,833,072	18,828,460
Total	18,013,012	802,046,968	18,446,476	826,380,628

(*) See Note 16.e.

18.2	Bank loans by currency and contractual maturity as of December 31, 2016 and 2015 are as follows:
-	Summary of bank loans by currency and contractual maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2016			Balance as of 12-31-2015
					One to three months	Three to twelve months	Total Current	One to three months	Three to twelve months	Total Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	CH$	6.00%	6.00%	No	4,172	-	4,172	58	-	58
Total					4,172	-	4,172	58	-	58
-	Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2016 and 2015 totaled ThCh$ 0. During both periods, the borrowings have been classified as Level 2 fair values based on the entry data from the valuation techniques used (see Note 3.g). Notably, these financial liabilities are measured at amortized cost.

-	Identification of Bank Loans by Company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Interest payment	Balance as of 12-31-2016		Balance as of 12-31-2015
										Less than 90 days	Total Current	Less than 90 days	Total Current
										ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	2,037	2,037	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	2,135	2,135	58	58
				Total ThCh$						4,172	4,172	58	58

Appendix 4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

18.3	Unsecured liabilities

The detail of unsecured liabilities by currency and maturity as of December 31, 2016 and 2015 is as follows:

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2016
					Current			Non-current
					One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	6,884,819	2,402,653	9,287,472	-	-	-	-	468,578,474	468,578,474
Chile	UF	6.00%	5.48%	No	-	6,881,001	6,881,001	5,480,380	5,480,380	5,480,380	5,480,380	295,637,694	317,559,214
				Total	6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	7,303,274	2,548,685	9,851,959	-	-	-	-	493,795,141	493,795,141
Chile	UF	6.00%	5.48%	No	-	6,761,387	6,761,387	5,330,851	5,330,851	5,330,851	5,330,851	292,433,623	313,757,027
				Total	7,303,274	9,310,072	16,613,346	5,330,851	5,330,851	5,330,851	5,330,851	786,228,764	807,552,168

18.4	Secured liabilities

The detail of secured liabilities by currency and maturity as of December 31, 2016 and 2015 is as follows:

-	Summary of secured liabilities by currency and maturity

There are no secured liabilities as of December 31, 2016 and 2015.

-	Fair value measurement and hierarchy

The fair value of current and non-current bond obligations, both secured and unsecured, as of December 31, 2016 and 2015 totaled ThCh$ 998,383,047 and ThCh$ 981,390,150 respectively. During both periods, the obligations have been classified as Level 2 fair values based on the inputs from the valuation techniques used (see Note 3.g). Notably, these financial liabilities are measured at amortized cost.

-	Secured and Unsecured Liabilities by Company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Company	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/ No)	Balance as of 12-31-2016
										Current			Non-current
										Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	4,522,585	-	4,522,585	-	-	-	-	136,759,395	136,759,395
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	1,446,232	-	1,446,232	-	-	-	-	46,792,429	46,792,429
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	916,002	-	916,002	-	-	-	-	21,608,757	21,608,757
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	-	2,402,653	2,402,653	-	-	-	-	263,417,893	263,417,893
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	-	6,337,021	6,337,021	5,480,380	5,480,380	5,480,380	5,480,380	35,587,764	57,509,284
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	-	543,980	543,980	-	-	-	-	260,049,930	260,049,930
				Total						6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Company	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/ No)	Balance as of 12-31-2015
										Current			Non-current
										Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	4,797,465	-	4,797,465	-	-	-	-	145,068,065	145,068,065
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	1,534,133	-	1,534,133	-	-	-	-	49,690,671	49,690,671
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	971,676	-	971,676	-	-	-	-	23,252,023	23,252,023
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	-	2,548,685	2,548,685	-	-	-	-	275,784,382	275,784,382
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	-	6,232,249	6,232,249	5,330,851	5,330,851	5,330,851	5,330,851	39,700,607	61,024,011
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	-	529,138	529,138	-	-	-	-	252,733,016	252,733,016
				Total						7,303,274	9,310,072	16,613,346	5,330,851	5,330,851	5,330,851	5,330,851	786,228,764	807,552,168

Appendix 4, letter b) shows the detail of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured liabilities detailed above.

-	Detail of Finance Lease Obligations

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Name	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
								Current			Non-current
								Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280
				Total						1,840,367						15,909,280

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Name	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2015
								Current			Non-current
								Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	-	1,833,072	1,833,072	2,840,640	1,952,223	2,079,117	2,214,260	9,742,220	18,828,460
				Total						1,833,072						18,828,460

Appendix 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

18.5	Hedged debt

Of the U.S. dollar denominated debt held by the Group, as of December 31, 2016 ThCh 480,061,539 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (see Note 3.m). As of December 31, 2015, this amount was ThCh$ 509,239,402.

The following table details changes in “Reserve for cash flow hedges” for the years ended December 31, 2016, 2015 and 2014 due to exchange differences corresponding to this debt:

HEDGING RESERVE	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at beginning of year	(122,448,724)	(64,530,210)	2,365,784
Foreign currency exchange differences recorded in net equity	23,870,051	(70,199,670)	(53,502,315)
Recognition of foreign currency exchange differences in profit (loss)	12,788,000	6,438,133	(13,702,067)
Foreign currency translation differences	-	(73,961)	308,388
Classified as assets held for distribution to owners (*)	-	5,916,984	-
Balance in hedging reserves (hedging income) at year end	(85,790,673)	(122,448,724)	(64,530,210)

(*) Corresponds to the effects generated by the financial debt of Enel Generación Perú S.A. (formerly named Edegel S.A.A.)

18.6	Other information

As of December 31, 2016 and 2015 the Group had long-term lines of credit unconditionally available for use totaling ThCh$ 342,827,047 and ThCh$ 142,032,000, respectively.

19.	RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

-	Compliance with good corporate governance standards.
-	Strict compliance with all the Group’s internal policies.
-	Each business and corporate area determines:
i)	The markets in which it can operate based on its knowledge and ability to ensure effective risk management.
ii)	Criteria regarding counterparts.
iii)	Authorized operators.
-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.
-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.
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

The financial debt structure of the Group detailed by fixed and/or hedged and floating interest rate on total net debt, net of hedging derivative instruments, is as follows:

Gross position:

	Balance as of
	12-31-2016%	12-31-2015%
Fixed interest rate	92%	92%

19.2	Exchange rate risk

Exchange rate risks principally involve the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.
-	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.
-	Revenues in Group companies directly linked to changes in currencies other than those of its cash flows.

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

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Company is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2016, there were swap hedges for 2.9 million barrels of Brent oil for November 2017 and 3.3 million MMBTU of Henry Hub gas for dates between January and September 2017. As of December 31, 2015, there were swap hedges for 133 thousand barrels of Brent oil for dates between February and November 2016.

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

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 18, 20, and Appendix 4).

As of December 31, 2016 the Group has liquidity of cash and cash equivalent totaling ThCh$ 114,486,479 (ThCh$ 37,425,233 as of December 31, 2015) and unconditionally available lines of long-term credit totaling ThCh$ 342,827,047 (ThCh$ 142,032,000 as of December 31, 2015).

19.5	Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short-term period of collections from customers, resulting in non-significant cumulative receivables amounts.

Energy service to customers with outstanding payments is suspended, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very limited.

Financial assets, other than trade receivables:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade whenever possible) with thresholds established for each entity.

Banks having investment grade ratings from the three main international rating agencies (Moody's, S&P and Fitch) are considered in the investment selection process.

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

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

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

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values for the risk variables, using scenarios based on actual observations for 5 years of the same period (quarter).

The quarterly 95%-confidence VaR number is calculated as the 5% percentile of the potential quarterly variations in the fair value of the portfolio.

Given the aforementioned assumptions, the quarterly VaR of the positions discussed above corresponds to ThCh$ 73,197,508.

These values represent the potential increase of the Debt and Derivatives’ Portfolio, thus these Values At Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’s end.

20.	FINANCIAL INSTRUMENTS
20.1	Financial instruments, classified by type and category
a)	The detail of financial assets, less cash and cash equivalents, classified by type and category, as of December 31, 2016 and 2015 is as follows:

Balance as of 12-31-2016	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	-	-	-	121,443
Other financial assets	365,663	309,844,312	-	-
Total current	365,663	309,844,312	-	121,443
Equity instruments	-	-	2,616,647	-
Derivative instruments	-	-	-	25,533,188
Other financial assets	652,733	6,788,437	-	-
Total non-current	652,733	6,788,437	2,616,647	25,533,188
Total	1,018,396	316,632,749	2,616,647	25,654,631

Balance as of 12-31-2015	Held-to-maturity investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	-	-	-	76,703
Other financial assets	934,852	355,204,957	-	-
Total current	934,852	355,204,957	-	76,703
Equity instruments	-	-	3,002,257	-
Derivative instruments	-	-	-	18,716,463
Other financial assets	-	35,901	-	-
Total non-current	-	35,901	3,002,257	18,716,463
Total	934,852	355,240,858	3,002,257	18,793,166
b)	The detail of financial liabilities, classified by type and category, as of December 31, 2016 and 2015 is as follows:

Balance as of 12-31-2016	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	18,013,012	-
Derivative instruments	7,369,481	-	313,571
Other financial liabilities	-	441,818,602	-
Total current	7,369,481	459,831,614	313,571
Interest-bearing loans	-	802,046,968	-
Derivative instruments	2,987,830	-	48,981,953
Other financial liabilities	-	1,704,549	-
Total non-current	2,987,830	803,751,517	48,981,953
Total	10,357,311	1,263,583,131	49,295,524

Balance as of 12-31-2015	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	18,446,476	-
Derivative instruments	9,146,674	-	328,415
Other financial liabilities	-	608,479,539	-
Total current	9,146,674	626,926,015	328,415
Interest-bearing loans	-	826,380,628	-
Derivative instruments	12,048,542	-	78,768,620
Other financial liabilities	-	6,072,872	-
Total non-current	12,048,542	832,453,500	78,768,620
Total	21,195,216	1,459,379,515	79,097,035

20.2	Derivative instruments

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2016 and 2015, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	Balance as of
	12-31-2016				12-31-2015
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Exchange rate hedge:	121,443	25,533,188	313,571	48,981,953	76,703	18,716,463	328,415	78,768,620
Cash flow hedge	121,443	25,533,188	313,571	48,981,953	76,703	18,716,463	328,415	78,768,620
Total	121,443	25,533,188	313,571	48,981,953	76,703	18,716,463	328,415	78,768,620
-	General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of hedging instrument	Description of hedging instrument	Description of hedged item	Fair value of hedged item	Fair value of hedged item	Type of risks hedged
			12-31-2016	12-31-2015
			ThCh$	ThCh$
SWAP	Exchange rate	Unsecured liabilities (bonds)	(23,640,893)	(60,303,869)	Cash flow

For the years ended December 31, 2016, 2015 and 2014, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

b)	Financial derivative instrument assets and liabilities at fair through profit or loss

As of December 31, 2016 and 2015, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

Balance as of
	12-31-2016		12-31-2015
	Current liabilities	Non-Current liabilities	Current liabilities	Non-Current liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instruments	7,369,481	2,987,830	9,146,674	12,048,542

These derivative instruments correspond to forward contracts entered into by the Group, whose purpose is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic background, they do not qualify as accounting hedge because they do not strictly comply with the accounting hedge requirements established in IAS 39 “Financial Instruments: Recognition and Measurement”.

c)	Other disclosures on financial derivatives

The following tables present the fair value of hedging and non-hedging financial derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2016 and 2015:

Financial derivatives	Balance as of 12-31-2016
	Fair value	Notional value			Total
		Less than one year	1 - 2 years	2 - 3 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:	(23,640,893)	-	-	523,686,966	523,686,966
Cash flow hedges	(23,640,893)	-	-	523,686,966	523,686,966
Derivatives not designated for hedge accounting	(10,357,311)	49,738,751	21,434,625	-	71,173,376
Total	(33,998,204)	49,738,751	21,434,625	523,686,966	594,860,342

Financial derivatives	Balance as of 12-31-2015
	Fair value	Notional value				Total
		Less than one year	1 - 2 years	2 - 3 years	3 - 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:	(60,303,869)	-	-	-	541,153,412	541,153,412
Cash flow hedges	(60,303,869)	-	-	-	541,153,412	541,153,412
Derivatives not designated for hedge accounting	(21,195,216)	55,337,986	52,761,844	22,737,409	-	130,837,239
Total	(81,499,085)	55,337,986	52,761,844	22,737,409	541,153,412	671,990,651

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts recorded in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3	Fair value hierarchy
a)	Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchy described in Note 3.g above.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2016 and 2015:

Financial instruments measured at fair value	Balance as of 12-31-2016	Fair value measured at end of reporting period using:
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	25,654,631	-	25,654,631	-
Commodity derivatives designated as cash flow hedges	875,481	-	875,481	-
Commodity derivatives not designated for hedge accounting	16,159,565	-	16,159,565	-
Available-for-sale financial assets, non-current	407	407	-	-
Total	42,690,084	407	42,689,677	-
Financial Liabilities
Financial derivatives designated as cash flow hedges	49,295,524	-	49,295,524	-
Financial derivatives not designated for hedge accounting	10,357,311	-	10,357,311	-
Commodity derivatives not designated for hedge accounting	40,013	-	40,013	-
Commodity derivatives designated as cash flow hedges	1,063,193	-	1,063,193	-
Total	60,756,041	-	60,756,041	-

Financial instruments measured at fair value	Balance as of 12-31-2015	Fair value measured at end of reporting period using:
		Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	18,793,166	-	18,793,166	-
Commodity derivatives not designated for hedge accounting	20,397	-	20,397	-
Available-for-sale financial assets, non-current	389	389	-	-
Total	18,813,952	389	18,813,563	-
Financial Liabilities
Financial derivatives designated as cash flow hedges	79,097,035	-	79,097,035	-
Financial derivatives not designated for hedge accounting	21,195,216	-	21,195,216	-
Total	100,292,251	-	100,292,251	-

b)	Financial instruments whose fair value is classified at Level 3

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

The fair value of these financial liabilities was ThCh$ 0 as of December 31, 2016 and 2015.

21.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of December 31, 2016 and 2015 is as follows:

Trade and other payables	Balance as of
	12-31-2016		12-31-2015
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	90,386,018	-	122,490,300	-
Other payables	250,702,646	1,453,022	237,969,309	5,975,686
Total trade and other payables	341,088,664	1,453,022	360,459,609	5,975,686

The detail of trade and other payables as of December 31, 2016 and 2015 is as follows:

Trade and other payables	Balance as of
	12-31-2016		12-31-2015
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	72,361,322	-	79,795,564	-
Fuel and gas suppliers	18,024,696	-	42,694,736	-
Payables to tax authorities other than Corporate Income Tax	7,152,058	-	6,346,470	-
Payables for goods and services	147,606,676	40,256	169,583,420	-
VAT debit tax (VAT/ICMS)	13,136,043	-	3,218,085	-
Dividends payable to non-controlling interests	58,901,712	-	34,076,876	-
Payables to third parties on decrease of capital of the subsidiary	-	-	1,804,507	-
Mitsubishi contract (LTSA)	10,582,997	-	6,402,157	-
Accounts payable to staff	12,401,802	-	15,669,083
Other payables	921,358	1,412,766	868,711	5,975,686
Total trade and other payables	341,088,664	1,453,022	360,459,609	5,975,686

See Note 19.4 for the description of the liquidity risk management policy.

The detail of payments due and paid as of December 31, 2016 and 2015 is presented in Appendix 7.

22.	PROVISIONS
a)	The breakdown of provisions as of December 31, 2016 and 2015 is as follows:

Provisions	Balance as of
	12-31-2016		12-31-2015
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings	4,694,579	-	9,798,765	-
Decommissioning or restoration (*)	-	57,325,915	-	50,702,975
Other provisions	1,798,849	-	5,818,849	-
Total	6,493,428	57,325,915	15,617,614	50,702,975

(*) See Note 3.a.

Provision for legal proceedings mainly consist of the contingencies related to the lawsuits on administrative sanctions.

The ultimate timing and amount of the cash outflows related to the above provisions depends on the final resolution of the provisioned matters. For example, in the specific case of the legal proceedings it depends on the final resolution of the related legal claim.

Changes in provisions for the years ended December 31, 2016, 2015 and 2014 are as follows:

Changes in Provisions	Legal Proceedings	Decommissioning and Restoration	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	9,798,765	50,702,975	5,818,849	66,320,589
Changes in Provisions
Increase (decrease) in existing provisions	(165,886)	4,091,238	-	3,925,352
Provisions used	(4,948,437)	-	(4,020,000)	(8,968,437)
Increase for adjustment to value of money over time	-	2,531,702	-	2,531,702
Foreign currency translation	10,137	-	-	10,137
Total changes in provisions	(5,104,186)	6,622,940	(4,020,000)	(2,501,246)
Closing Balance as of December 31, 2016	4,694,579	57,325,915	1,798,849	63,819,343

Changes in Provisions	Legal Proceedings	Decommissioning and Restoration	Environmental issues	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2015	24,254,905	28,388,046	6,767,212	7,795,380	67,205,543
Changes in Provisions
Additional provisions	-	23,678,951	-	-	23,678,951
Increase (decrease) in existing provisions	(7,886,540)	89,280	103,641,796	2,416,314	98,260,850
Provisions used	(329,563)	-	-	-	(329,563)
Increase for adjustment to value of money over time	95,164	2,029,978	(109,582)	64,829	2,080,389
Foreign currency translation	(866,814)	82,695	(6,457,892)	(1,924,462)	(9,166,473)
Reclassified to liabilities associated with assets held for distribution to owners	(5,468,387)	(3,565,975)	(103,841,534)	(2,533,212)	(115,409,108)
Total changes in provisions	(14,456,140)	22,314,929	(6,767,212)	(1,976,531)	(884,954)
Closing Balance as of December 31, 2015	9,798,765	50,702,975	-	5,818,849	66,320,589

The increase in provisions for decommissioning or restoration in 2015 arises from the fact that during the fourth quarter of the year, considering the new environmental framework in Chile, the scope of the rights and obligations associated with environmental licenses have been clarifying. Based on the above, provisions have been adjusted to reflect the best estimate at the closing date of the financial statements.

Changes in Provisions	Legal Proceedings	Decommissioning and Restoration	Environmental issues	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2014	9,764,679	20,267,967	12,139,002	9,176,319	51,347,967
Changes in Provisions
Additional provisions	-	6,684,278	-	-	6,684,278
Increase (decrease) in existing provisions	16,963,084	-	(4,608,836)	(134,664)	12,219,584
Provisions used	(2,361,954)	-	-	-	(2,361,954)
Increase for adjustment to value of money over time	-	1,205,276	-	62,493	1,267,769
Foreign currency translation	(110,904)	230,525	(762,954)	(1,308,768)	(1,952,101)
Total changes in provisions	14,490,226	8,120,079	(5,371,790)	(1,380,939)	15,857,576
Closing Balance as of December 31, 2014	24,254,905	28,388,046	6,767,212	7,795,380	67,205,543

23.	EMPLOYEE BENEFIT OBLIGATIONS
23.1	General information

The Company and GasAtacama Chile S.A. provide various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

-	Defined benefit plans:

Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a required minimum service vesting requirement period, which depending on the company, varies within a range from 5 to 15 years.

Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.

Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security system.

23.2	Details, changes and presentation in financial statements
a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2016 and 2015 are as follows:

Post-employment obligations	Balance as of
	12-31-2016	12-31-2015
	ThCh$	ThCh$
Post-employment obligations	15,820,557	15,271,416
Total	15,820,557	15,271,416
Non-current portion	15,820,557	15,271,416

b)	The balance and changes in post-employment defined benefit obligations as of and for the years ended December 31, 2016, 2015 and 2014 are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Opening Balance as of January 1, 2014	40,868,802
Current service cost (*)	1,306,750
Net interest cost (*)	3,043,960
Actuarial losses from changes in financial assumptions (*)	2,177,069
Actuarial losses from changes in seniority adjustments (*)	2,503,001
Foreign currency translation differences	(1,864,029)
Contributions paid by the Company	(5,554,487)
Defined benefit plan obligations from the past service costs	478,603
Defined benefit plan obligation from the business combinations	1,297,048
Transfer of personnel	(692,467)
Transfer to held for sale	(102,423)
Closing balance as of December 31, 2014	43,461,827
Current service cost (*)	2,271,559
Net interest cost (*)	3,320,289
Actuarial gains from changes in financial assumptions (*)	(82,320)
Actuarial losses from changes in seniority adjustments (*)	298,968
Foreign currency translation differences	(3,557,400)
Contributions paid by the Company	(8,839,400)
Defined benefit plan obligations from the past service costs	(523)
Transfer of personnel	(53,242)
Classified as liabilities associated with assets held for distribution to owners	(21,548,342)
Closing balance as of December 31, 2015	15,271,416
Current service cost	802,823
Net interest cost	705,211
Actuarial gains from changes in financial assumptions	245,683
Actuarial gains from changes in seniority adjustments	1,511,719
Contributions paid by the Company	(2,949,958)
Transfer of personnel	224,066
Other changes	9,597
Closing balance as of December 31, 2016	15,820,557

(*) Current service costs related to continuing operations of the Group amounted to ThCh$ 1,063,547 and ThCh$ 1,291,996 for the years ended December 31, 2015 and 2014, respectively. Net interest cost related to continuing operations of the Group amounted to ThCh$ 759,311 and ThCh$ 785,598 for the years ended December 31, 2015 and 2014, respectively. Finally, the actuarial losses related to continuing operations of the Group amounted to ThCh$ 830,089 and ThCh$ 3,620,399 for the years ended December 31, 2015 and 2014, respectively.

The Group companies make no contributions to funds for financing the payment of these benefits.

c)	The following amounts were recognized in the consolidated statement of comprehensive income for continuing and discontinued operations for the years ended December 31, 2016, 2015 and 2014:

Expense Recognized in Comprehensive Income Statement	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	802,823	2,271,559	1,306,750
Interest cost for defined benefits plan	705,211	3,320,289	3,043,960
Past service costs	-	(523)	487,603
Expenses recognized in the Statement of Income	1,508,034	5,591,325	4,838,313
Losses from remeasurement of defined benefit plans	1,757,402	216,648	4,680,070
Total expense recognized in Comprehensive Income Statement	3,265,436	5,807,973	9,518,383

23.3	Other disclosures

Actuarial assumptions

As of December 31, 2016 and 2015 the following assumptions were used in the actuarial calculation of defined benefits:

Actuarial assumptions	Chile
	12-31-2016	12-31-2015
Discount rates used	4.70%	4.95%
Expected rate of salary increases	4.00%	4.00%
Mortality tables	CB-H-2014 and RV-M-2014	RV 2009
Expected rotation rate	7%	7%

Sensitivity

As of December 31, 2016, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 1,019,805 (ThCh$ 922,260 as of December 31, 2015) if the rate rises and an increase of ThCh$ 1,173,586 (ThCh$ 1,057,543 as of December 31, 2015) if the rate falls.

Future disbursements

The estimates available indicate that disbursements for defined benefit plans will increase to ThCh$ 2,233,666 in the next year.

Term of commitments

The Group’s obligations have a weighted average term of 7.52 years, and the flow for benefits for the next 5 years and more is expected to be as follows:

Years	ThCh$
1	2,233,666
2	1,218,573
3	1,609,333
4	1,076,489
5	1,732,027
More than 5	6,982,496

24.	TOTAL EQUITY
24.1	Equity attributable to the Parent
24.1.1	Subscribed and paid-up capital and number of shares

As a result of Spin-off of the Company and the creation of Endesa Américas S.A., the Extraordinary Shareholders’ Meeting of the Company held on December 18, 2015 approved the distribution of a portion of the Company’s equity and the proportional reduction of the issued capital and other equity accounts of the Company, based on the net assets allocated to business in Chile and abroad. This Spin-off had legal effects as of March 1, 2016, when the new company Endesa Américas S.A. began to exist, and the capital decrease of the Company was confirmed (see Note 4.2).

As a consequence, the Company’s issued capital as of December 31, 2016 is ThCh$ 552,777,321, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso and New York Stock Exchange (NYSE). The Company’s issued capital as of December 31, 2015 was ThCh$ 1,331,714,085, divided into 8,201,754,580 fully subscribed and paid no par value shares.

As a result of the Spin-off, share premium, raised from capital contributions made in 1986 and 1994, which amounted to ThCh$ 206,008,557 as of December 31, 2015, as of December 31, 2016 decreased to ThCh$ 85,511,492.

During the years ended December 31, 2016, 2015 and 2014, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

24.1.2	Dividends

The shareholders at the Ordinary Shareholders’ Meeting held on April 27, 2015 approved the dividend policy for 2015. This policy established the distribution as final dividends of an amount equal to 50% of net profit for 2015, of which up to 15% of net profit for the nine month period ended September 30, 2015, as shown in the interim financial statements at that date, represent provisional interim dividends. In accordance with this policy provisional interim dividend No. 59 was paid on January 29, 2016, and the remaining of the final dividend No. 60, amounting to Ch$ 11.02239 per share, was distributed and paid on May 24, 2016.

The shareholders at the Ordinary Shareholders’ Meeting held on April 27, 2016 approved the dividend policy for 2016. This policy established the distribution as final dividends of an amount equal to 50% of net profit for 2016, of which up to 15% of net profit for the nine month period ended September 30, 2016, as shown in the financial statements at that date, represent provisional interim dividends to be paid in January 2017, equivalent to Ch$ 7.24787 per share.

Compliance with the aforementioned dividend plan is subject to the actual net profit earned by the Company during the applicable year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid by the Company in recent years:

Number	Type of Dividends	Payment date	Pesos per Share	Effecting the year
51	Interim	1-19-2012	5.08439	2011
52	Final	5-17-2012	22.15820	2011
53	Interim	1-24-2013	3.04265	2012
54	Final	5-9-2013	11.24302	2012
55	Interim	1-31-2014	3.87772	2013
56	Final	5-15-2014	17.69856	2013
57	Interim	1-27-2015	3.44046	2014
58	Final	5-25-2015	16.95495	2014
59	Interim	1-29-2016	3.55641	2015
60	Final	5-24-2016	11.02239	2015
61	Interim	1-27-2017	7.24787	2016

24.2	Foreign currency translation reserves

The following table details currency translation adjustments attributable to the shareholders of the Parent in the consolidated statement of financial position for the years ended December 31, 2016, 2015 and 2014:

Reserves for Accumulated Currency Translation Differences	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
GasAtacama Chile S.A.	14,979,960	16,780,346	19,881,460
Empresa Generadora de Energía Eléctrica S.A. (Emgesa S.A. E.S.P.)	-	-	69,075,372
Generandes Perú	-	-	69,304,036
Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	-	-	(53,592,631)
Enel Argentina S.A. (formerly named Endesa Argentina S.A.)	-	-	(13,561,202)
Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	-	-	10,185,346
Enel Brasil S.A.	-	-	(105,465,588)
GNL Quintero S.A.	-	(1,164,922)	(3,824,104)
Others	1,230,881	4,076,442	(3,412,559)
Total	16,210,841	19,691,866	(11,409,870)

24.3	Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a solid financial position.

24.4	Restrictions on subsidiaries transferring funds to the parent

As of December 31, 2016, there were no restrictions on funds transfers from subsidiaries to the parent.

Enel Generación Perú S.A. (formerly named Edegel S.A.A.) and Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.), both classified as non-current assets and disposal groups held for distribution to owners as of December 31, 2015 (See Note 4.2), had to comply with financial ratio covenants which required them to have a minimum level of equity or imposed restrictions on transferring funds to the parent company. The Group’s restricted net assets as of December 31, 2015 from its subsidiaries Enel Generación Perú S.A. (formerly named Edegel S.A.A.) and Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.) were ThCh$ 63,188,793 and ThCh$ 102,591,323, respectively.

24.5	Other reserves

Other reserves within equity attributable to shareholders of the Parent for the years ended December 31, 2016, 2015 and 2014 are as follows:

Other Reserves	Balance as of 1-1-2016	Changes	Balance as of 12-31-2016
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	19,691,866	(3,481,025)	16,210,841
Cash flow hedges	(205,691,575)	82,192,174	(123,499,401)
Remeasurement of available-for-sale financial assets	(1,046)	13	(1,033)
Other miscellaneous reserves	(202,189,042)	204,911,155	2,722,113
Exchange differences on translation	(719,716,306)	687,528,239	(32,188,067)
Total	(1,107,906,103)	971,150,556	(136,755,547)

Other Reserves	Balance as of 1-1-2015	Changes	Balance as of 12-31-2015
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	(11,409,870)	31,101,736	19,691,866
Cash flow hedges	(117,559,279)	(88,132,296)	(205,691,575)
Remeasurement of available-for-sale financial assets	(1,020)	(26)	(1,046)
Other miscellaneous reserves	-	(202,189,042)	(202,189,042)
Other reserves within Equity related to non-current assets and disposal groups and liabilities associated held for sale or distribution to owners	(719,216,262)	(500,044)	(719,716,306)
Total	(848,186,431)	(259,719,672)	(1,107,906,103)

Other Reserves	Balance as of 1-1-2014	Changes	Balance as of 12-31-2014
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	(45,609,591)	34,199,721	(11,409,870)
Cash flow hedges	(15,595,990)	(101,963,289)	(117,559,279)
Remeasurement of available-for-sale financial assets	3,716	(4,736)	(1,020)
Other miscellaneous reserves	(732,764,785)	13,548,523	(719,216,262)
Total	(793,966,650)	(54,219,781)	(848,186,431)

•	Reserves for Exchange differences on translation: These arise primarily from exchange differences relating to:
-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.7.3);
-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).
•	Cash flow hedges reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (see Notes 3.f.5 and 3.m).
•	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their effect on the available-for-sale investments (see Note 3.f.1).
-	Other miscellaneous reserves:

Other miscellaneous reserves primarily include the following:

I.	Spin-off Reserve: Arose as a result of the Spin-off and allocation of the businesses outside of Chile to Endesa Américas S.A. (see Notes 4.2 and 24.1.1).
II.	IFRS Transition Reserve: Arose as a result of:
•

In accordance with Official Bulletin (Oficio Circular) No. 456 from issued by the Chilean Superintendence of Securities and Insurance,  this caption records the price-level adjustment of cumulative paid-in capital from the date of the transition to IFRS, January 1, 2004, to December 31, 2008.

•	Foreign currency translation differences existing at the time of transition to IFRS (IFRS 1 exemption, First Time Adoption).

Please note that, while the Company adopted the IFRS as its statutory accounting standards on January 1, 2009, the date of transition to that international standard used was January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

III.

Business Combinations Reserve: The effects of business combinations under common control, arising primarily from the creation of the holding company Enel Brasil S.A. in 2005 and the merger of our Colombian subsidiaries Empresa Generadora de Energía Eléctrica S.A. and Betania in 2007.

24.6	Non-controlling interests

The details of non-controlling interests are as follows:

Non-Controlling Interests		% financial interest
		Equity		Profit (loss)
Company	Non-Controlling Interests	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2014
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	7.35%	10,008,502	10,900,863	6,512,893	8,674,207	10,522,428
Compañía Eléctrica Tarapacá S.A.(*)	3.79%	-	20,589,138	-	2,840,348	4,144,136
GasAtacama Chile S.A. (*)	2.63%	18,789,260	-	2,547,670	-	-
Empresa Generadora de Energía Eléctrica S.A. (Emgesa S.A. E.S.P.)	73.13%	-	584,922,225	23,510,575	154,959,234	211,210,105
Generandes Perú S.A.	39.00%	-	118,101,218	5,488,220	19,466,375	22,882,930
Enel Generación Perú S. A. (formerly named Edegel S.A.A.)	16.40%	-	91,467,160	4,257,097	15,078,085	17,790,998
Chinango S.A.C.	20.00%	-	14,268,911	697,822	3,042,018	3,002,284
Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	24.32%	-	3,759,405	(1,729,294)	(242,897)	11,072,950
Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	32.33%	-	48,208,347	7,090,623	35,783,793	3,538,006
Others	-	-	3,482,905	498,339	2,551,535	252,534
Total		28,797,762	895,700,172	48,873,945	242,152,698	284,416,371

(*) On November 1, 2016 Inversiones Compañía Eléctrica Tarapacá S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor.

25.	REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income for the years ended December 31, 2016, 2015 and 2014 is as follows:

Revenues	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Energy sales	1,516,688,442	1,474,818,366	1,155,805,379
Generation	1,516,688,442	1,474,818,366	1,155,805,379
Regulated customers	1,180,042,597	1,081,142,280	775,781,024
Non-regulated customers	234,641,908	243,596,910	281,573,444
Spot market sales	102,003,937	150,079,176	98,450,911
Other sales	64,638,599	24,293,133	11,062,697
Natural gas sales	64,443,715	23,797,122	4,721,305
Sales of products and services	194,884	496,011	6,341,392
Other services provided	58,632,774	40,866,012	42,928,659
Tolls and transmission	50,437,592	34,734,375	24,835,318
Other services	8,195,182	6,131,637	18,093,341
Total operating revenue	1,639,959,815	1,539,977,511	1,209,796,735

26.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the years ended December 31, 2016, 2015 and 2014 is as follows:

Raw Materials and Consumables	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Energy purchases	(335,731,822)	(320,731,795)	(288,442,686)
Fuel consumption (*)	(295,148,838)	(327,502,996)	(305,479,173)
Transportation costs	(192,502,995)	(179,691,471)	(142,831,143)
Other raw materials and consumables	(71,676,459)	(52,964,961)	(13,463,669)
Total raw materials and consumables	(895,060,114)	(880,891,223)	(750,216,671)

 (*) See Note 11.

27.	EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the years ended December 31, 2016, 2015 and 2014 are as follows:

Employee Benefits Expense	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Wages and salaries	(47,845,074)	(57,501,658)	(57,994,957)
Post-employment benefit obligations expense	(802,823)	(1,063,547)	(363,445)
Social security and other contributions	(7,031,344)	(5,603,779)	(4,842,700)
Other staff expenses	(4,670,831)	(6,800,373)	(1,658,863)
Total employee benefits expense	(60,350,072)	(70,969,357)	(64,859,965)

28.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss for the years ended December 31, 2016, 2015 and 2014 is as follows:

Depreciation, amortization and impairment losses	For the years ended
	12-31-2016	12-31-2016	12-31-2016
	ThCh$	ThCh$	ThCh$
Depreciation (*)	(130,397,533)	(123,336,695)	(98,313,923)
Amortization (**)	(2,202,848)	(1,498,864)	(2,990,986)
Subtotal	(132,600,381)	(124,835,559)	(101,304,909)
(Impairment)/Reversal of impairment (1)	(30,785,531)	9,793,652	(12,461,456)
Total depreciation, amortization and impairment losses	(163,385,912)	(115,041,907)	(113,766,365)

 (*) See Note 16.

 (**) See Note 14.

(1) (Impairment)/Reversal of impairment	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
(Charge)/Reversal of bad debt expense for financial assets (*)	-	(371,558)	120,491
(Impairment)/Reversal of impairment of property, plant and equipment (**)	(30,785,531)	10,165,210	(12,581,947)
Total	(30,785,531)	9,793,652	(12,461,456)

(*) See Note 9.

 (**) See Note 16.

29.	OTHER EXPENSES BY NATURE

Other operating expenses for the years ended December 31, 2016, 2015 and 2014 are as follows:

Other expenses by nature	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Professional, outsourced and other services	(31,529,339)	(35,580,482)	(25,679,586)
Other supplies and services	(16,538,925)	(17,249,969)	(15,000,018)
Insurance premiums	(15,963,457)	(14,750,997)	(11,189,610)
Taxes and charges	(3,589,932)	(5,897,231)	(4,118,235)
Repairs and maintenance	(2,467,908)	(3,277,318)	(2,237,638)
Marketing, public relations and advertising	(713,691)	(572,883)	(273,283)
Leases and rental costs	(1,229,779)	(1,240,625)	(2,939,241)
Environmental expenses	(1,341,773)	(2,806,941)	(2,066,568)
Huechún and Chillán projects write-off (*)	(2,549,926)	-	-
Current projects write-off (*)	(33,930,297)	(2,706,830)	-
Other supplies	(4,680,233)	(3,308,962)	(697,698)
Travel expenses	(1,974,202)	(2,057,192)	(2,133,664)
Indemnities and fines	(2,793,753)	(890,392)	-
Total other expenses by nature	(119,303,215)	(90,339,822)	(66,335,541)

(*) See Note 16.g.9, 10 and 11.

Research activities expenses amounted to ThCh$ 36,674,837, ThCh$ 4,413,727 and ThCh$ 1,894,105 for the years ended December 31, 2016, 2015 and 2014, respectively.

30.	OTHER GAINS, NET

Other gains, net for the years ended December 31, 2016, 2015 and 2014 are as follows:

Other gains (losses)	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Gain on disposal of Sociedad Concesionaria Túnel El Melón S.A. (*)	-	4,207,167	-
Gain from remeasurement of the pre-existing stake held in GasAtacama	-	-	21,546,320
Gain from currency exchange difference in the pre-existing stake held in GasAtacama	-	-	21,006,456
Gain on disposal of GNL Quintero (**)	121,325,018	-	-
Others	165,956	(191,766)	98,791
Total other gains, net	121,490,974	4,015,401	42,651,567

(*) See Notes 2.4.1 and 4.3.

(**) See Note 13.1.b.

31.	FINANCIAL RESULTS

Financial income and costs for the years ended December 31, 2016, 2015 and 2014 are as follows:

Financial Income	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	2,150,797	152,518	1,283,124
Other financial income	3,999,954	82,303	302,909
Total financial income	6,150,751	234,821	1,586,033

Financial Costs	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Financial Costs	(55,701,778)	(64,206,719)	(71,617,257)
Bank loans	(2,033,835)	(129,350)	(612,003)
Secured and unsecured obligations	(44,268,489)	(51,697,708)	(48,046,358)
Valuation of financial derivatives	(824,922)	(1,725,211)	(2,634,032)
Post-employment benefit obligations	(705,211)	(759,311)	(785,598)
Capitalized borrowing costs (*)	3,001,211	2,221,329	1,817,283
Bank loans	(10,870,532)	(12,116,468)	(21,356,549)
Gains from indexed assets and liabilities, net (1)	606,075	3,600,187	13,926,117
Foreign currency exchange differences (2)	13,266,320	(53,880,472)	(21,240,269)
Positive	48,546,664	26,738,738	17,473,252
Negative	(35,280,344)	(80,619,210)	(38,713,521)
Total financial costs	(41,829,383)	(114,487,004)	(78,931,409)
Total financial results	(35,678,632)	(114,252,183)	(77,345,376)

(*) See Note 16.d.1.

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

(1) Gains from indexed assets and liabilities, net	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Other financial assets (derivative instruments)	7,188,900	10,153,342	23,320,934
Other non-financial assets	-	819,503	105,210
Trade and other accounts receivable	452,440	526,361	2
Current tax receivables and liabilities	1,979,594	4,965,940	8,189,573
Other financial liabilities (financial debt and derivative instruments)	(9,014,859)	(12,864,959)	(17,623,602)
Other provisions	-	-	(66,000)
Total gains from indexed assets and liabilities, net	606,075	3,600,187	13,926,117

(2) Foreign currency exchange differences	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	183,225	2,584,228	882,326
Other financial assets (derivative instruments)	25,048,205	10,637,768	(23,775,272)
Other non-financial assets	-	-	23,905
Trade and other accounts receivable	2,541,385	9,884,307	5,299,539
Current tax receivables and liabilities	-	-	(1,077,140)
Other financial liabilities (financial debt and derivative instruments)	(18,217,515)	(30,533,746)	(2,694,805)
Trade and other accounts payable	3,711,020	(46,453,029)	830,878
Other non-financial liabilities	-	-	(729,700)
Total foreign currency exchange differences	13,266,320	(53,880,472)	(21,240,269)

32.	INCOME TAXES

The following table presents the components of the income tax expense/(benefit) recognized in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014:

Current Income Tax and Adjustments to Current Income Tax for Previous Periods	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Current income tax	(135,594,643)	(49,317,727)	(46,489,891)
Adjustments to current tax from the previous period	(295,585)	(7,068,433)	(3,795,517)
Expense for current income tax due to changes in tax rates or the introduction of new taxes	-	-	(5,050,864)
Current tax income/(expense) related to hedge accounting	23,630,564	(32,386,954)	(2,460,042)
Current tax expense, net	(112,259,664)	(88,773,114)	(57,796,314)
Expense from deferred taxes for origination and reversal of temporary differences	29,042,729	12,117,295	23,698,208
Expense for deferred income tax due to changes in tax rates or the introduction of new taxes	-	-	(59,959,546)
Total deferred tax benefit	29,042,729	12,117,295	(36,261,338)
Income tax expense, continuing operations	(83,216,935)	(76,655,819)	(94,057,652)

The principal temporary differences are detailed in Note 17.a.

The following table reconciles computed income tax expense resulting from applying the applicable statutory tax rate to “Profit before income taxes” and the actual income tax expense recognized in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014:

Reconciliation of Tax Expense	Rate	12-31-2016	Rate	12-31-2015	Rate	12-31-2014
	%	ThCh$	%	ThCh$	%	ThCh$
ACCOUNTING PROFIT BEFORE INCOME TAX		525,076,863		300,487,081		163,216,063
Total tax income (expense) using statutory rate	(24.00%)	(126,018,446)	(22.50%)	(67,609,594)	(21.00%)	(34,275,372)
Tax effect of rates applied in other countries	0.06%	330,353	0.00%	-	0.00%	689
Tax effect of non-taxable revenues	7.51%	39,421,280	0.70%	2,118,333	6.82%	11,132,065
Tax effect of non-tax-deductible expenses	(1.95%)	(10,216,591)	(3.47%)	(10,419,563)	(5.04%)	(8,225,638)
Tax effect from change in tax rate	0.00%	-	0.00%	-	(39.82%)	(64,997,657)
Tax effect of adjustments to current taxes in previous periods	0.00%	-	0.00%	-	(2.33%)	(3,795,517)
Tax effect of adjustments to deferred taxes in previous periods	(0.05%)	(295,585)	(2.35%)	(7,068,433)	0.00%	-
Price level restatement for tax purposes (equity investments)	2.58%	13,562,054	2.10%	6,323,438	3.74%	6,103,778
Total adjustments to tax expense using statutory rates	8.15%	42,801,511	(3.01%)	(9,046,225)	(36.63%)	(59,782,280)
Actual income tax expense	(15.85%)	(83,216,935)	(25.51%)	(76,655,819)	(57.63%)	(94,057,652)

33.	SUPPLEMENTAL DISAGGREGATED FINANCIAL INFORMATION

The following table presents disaggregated asset and liability information on a geographic basis.

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2016 ThCh$	12-31-2015 ThCh$	12-31-2016 ThCh$	12-31-2015 ThCh$	12-31-2016 ThCh$	12-31-2015 ThCh$	12-31-2016 ThCh$	12-31-2015 ThCh$	12-31-2016 ThCh$	12-31-2015 ThCh$	12-31-2016 ThCh$	12-31-2015 ThCh$
CURRENT ASSETS	543,372,955	567,841,878	-	459,495,019	-	1,980,785,898	-	928,453,235	-	475,985,410	543,372,955	4,412,561,440
Cash and cash equivalents	114,486,479	37,425,233	-	-	-	-	-	-	-	-	114,486,479	37,425,233
Other current financial assets	487,106	1,011,555	-	-	-	-	-	-	-	-	487,106	1,011,555
Other current non-financial assets	4,409,288	462,748	-	-	-	-	-	-	-	-	4,409,288	462,748
Trade and other current receivables, net	260,440,086	363,475,277	-	-	-	-	-	-	-	-	260,440,086	363,475,277
Current accounts receivable from related parties	82,727,781	68,946,489	-	-	-	-	-	-	-	(78,763)	82,727,781	68,867,726
Inventories	33,390,799	36,755,409	-	-	-	-	-	-	-	-	33,390,799	36,755,409
Current taxes receivable	34,438,408	14,857,462	-	-	-	-	-	-	-	-	34,438,408	14,857,462
Non-current assets and disposal groups held for sale	12,993,008	44,907,705	-	459,495,019	-	1,980,785,898	-	928,453,235	-	476,064,173	12,993,008	3,889,706,030
NON-CURRENT ASSETS	2,856,309,536	4,648,220,875	-	-	-	-	-	-	-	(1,782,011,982)	2,856,309,536	2,866,208,893
Other non-current financial assets	28,802,568	21,718,720	-	-	-	-	-	-	-	-	28,802,568	21,718,720
Other non-current non-financial assets	12,318,443	3,387,709	-	-	-	-	-	-	-	-	12,318,443	3,387,709
Trade and other non-current receivables, net	6,788,437	35,901	-	-	-	-	-	-	-	-	6,788,437	35,901
Investments accounted for using the equity method	18,738,198	1,852,588,709	-	-	-	-	-	-	-	(1,806,872,338)	18,738,198	45,716,371
Intangible assets other than goodwill, net	19,266,874	20,905,426	-	-	-	-	-	-	-	-	19,266,874	20,905,426
Goodwill	24,860,356	-	-	-	-	-	-	-	-	24,860,356	24,860,356	24,860,356
Property, plant and equipment, net	2,726,838,537	2,729,717,092	-	-	-	-	-	-	-	-	2,726,838,537	2,729,717,092
Deferred tax assets	18,696,123	19,867,318	-	-	-	-	-	-	-	-	18,696,123	19,867,318
TOTAL ASSETS	3,399,682,491	5,216,062,753	-	459,495,019	-	1,980,785,898	-	928,453,235	-	(1,306,026,572)	3,399,682,491	7,278,770,333
LIABILITIES AND EQUITY
CURRENT LIABILITIES	555,777,465	650,993,509	-	289,631,652	-	1,180,904,567	-	355,978,337	-	50,367,430	555,777,465	2,527,875,495
Other current financial liabilities	25,696,064	27,921,565	-	-	-	-	-	-	-	-	25,696,064	27,921,565
Trade and other current payables	341,088,664	341,275,697	-	-	-	-	-	-	-	19,183,912	341,088,664	360,459,609
Current accounts payable to related parties	121,018,039	250,892,133	-	-	-	-	-	-	-	6,692,352	121,018,039	257,584,485
Current provisions	6,493,428	15,617,614	-	-	-	-	-	-	-	-	6,493,428	15,617,614
Current tax liabilities	61,457,940	14,484,736	-	-	-	-	-	-	-	-	61,457,940	14,484,736
Other current non-financial liabilities	23,330	23,330	-	-	-	-	-	-	-	-	23,330	23,330
Liabilities associated with disposal groups held for sale	-	778,434	-	289,631,652	-	1,180,904,567	-	355,978,337	-	24,491,166	-	1,851,784,156
NON-CURRENT LIABILITIES	1,114,144,777	1,177,739,370	-	-	-	-	-	-	-	29,265,389	1,114,144,777	1,207,004,759
Other non-current financial liabilities	854,016,751	917,197,790	-	-	-	-	-	-	-	-	854,016,751	917,197,790
Trade and other non-current payables	1,453,022	7,389,664	-	-	-	-	-	-	-	(1,413,978)	1,453,022	5,975,686
Non-current accounts payable to related parties	251,527	97,186	-	-	-	-	-	-	-	-	251,527	97,186
Non-current provisions, other than for employee benefits	57,325,915	50,702,975	-	-	-	-	-	-	-	-	57,325,915	50,702,975
Deferred tax liabilities	185,277,005	187,080,339	-	-	-	-	-	-	-	30,679,367	185,277,005	217,759,706
Non-current provisions for employee benefits	15,820,557	15,271,416	-	-	-	-	-	-	-	-	15,820,557	15,271,416
EQUITY	1,729,760,249	3,387,329,874	-	169,863,367	-	799,881,331	-	572,474,898	-	(1,385,659,391)	1,729,760,249	3,543,890,079
Equity attributable to Shareholders of the Parent	1,729,760,249	3,387,329,874	-	169,863,367	-	799,881,331	-	572,474,898	-	(1,385,659,391)	1,700,962,487	2,648,189,907
Issued capital	552,777,321	2,041,622,319	-	38,308,208	-	146,498,021	-	312,948,407	-	(1,207,662,870)	552,777,321	1,331,714,085
Retained earnings	1,199,429,221	1,726,639,411	-	52,817,928	-	217,958,121	-	39,261,286	-	181,696,622	1,199,429,221	2,218,373,368
Share premium	85,511,492	206,008,557	-	-	-	-	-	-	-	-	85,511,492	206,008,557
Other reserves	(107,957,785)	(586,940,413)	-	78,737,231	-	435,425,189	-	220,265,205	-	(359,693,143)	(136,755,547)	(1,107,906,103)
NON-CONTROLLING INTERESTS	-	-	-	-	-	-	-	-	-	-	28,797,762	895,700,172
TOTAL LIABILITIES AND EQUITY	3,399,682,491	5,216,062,753	-	459,495,019	-	1,980,785,898	-	928,453,235	-	(1,306,026,572)	3,399,682,491	7,278,770,333

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

The following table presents disaggregated cash flow information on a geographic basis.

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOW	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash provided by (used in) operating activities	490,177,558	433,106,626	248,147,763	13,638,776	71,449,572	73,261,969	47,055,127	254,539,609	364,425,930	8,317,128	144,659,247	131,371,133	-	(2,540,818)	(407,290)	559,188,589	901,214,236	816,799,505
Net cash (used in) provided by investing activities	(34,631,759)	(132,241,285)	34,558,118	(5,901,336)	(50,193,057)	(46,912,356)	(16,448,412)	(159,371,575)	(185,214,366)	(3,598,013)	(32,455,858)	(21,749,650)	-	(114,333,695)	(108,128,882)	(60,579,520)	(488,595,470)	(327,447,136)
Net cash (used in) provided by financing activities	(388,561,440)	(302,477,643)	(290,982,024)	(17,813,237)	(18,352,756)	(20,558,700)	(90,476,446)	(259,847,758)	(151,340,517)	(22,802,105)	(141,981,410)	(97,913,910)	-	116,874,513	108,536,172	(519,653,228)	(605,785,054)	(452,258,979)

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

34.1 Direct guarantees

Creditor of Guarantee	Debtor	Type of guarantee	Pending balance as of			Pledged assets
			Currency	12-31-2016	12-31-2015	Type	Currency	Book value
Mitsubishi Corporation	Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	Pledge	ThCh$	-	35,254,202	Combined cycle	ThCh$	10,804,894
Credit Suisse First Boston	Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	Pledge	ThCh$	-	1,183,600	Combined cycle	ThCh$	3,098,134
Citibank N.A.	Enel Argentina S.A. (formerly named Endesa Argentina S.A.)	Pledge	ThCh$	-	435,681	Deposit	ThCh$	435,681

As of December 31, 2016 no property, plant and equipment was pledged as security for liabilities. As of December 31, 2015 the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$ 13,903,028, all related to discontinued operations.

As of December 31, 2016 and 2015, the Group had future energy purchase commitments totaled ThCh$ 3,981,128,504 and ThCh$ 3,050,571,988, respectively.

34.2	Indirect guarantees

There were no indirect guarantees as of December 31, 2016 and 2015.

34.3	Litigation and arbitration

As of the date of these consolidated financial statements, the most relevant litigation involving the Group are as follows:

Pending lawsuits of the Company and Subsidiaries

1.

In 2005, three lawsuits were filed against the Company, the Chilean Treasury and the Chilean Water Authority (“DGA”, for its acronym in Spanish), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of the Company to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15.279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning the Company’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against the Company that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. The Company filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending.

2.

On May 12, 2014, Compañía Eléctrica Tarapacá S.A., (hereinafter “Celta”), a subsidiary, which was merged into GasAtacama Chile S.A. on November 1, 2016, formally filed an arbitration claim against Compañía Minera Doña Inés de Collahuasi, requesting that the Arbitration Court of Law declare that through the contracts entered into in 1995 and 2001, the parties have established a long-term contractual relation, characterized by the economic balance that there must be in their reciprocal services supplied and that, due to the above, greater costs corresponding to the investment that must be made to comply with the emission standard contained in DS (Supreme Decree) (MMA) No. 13 of 2011 must be shared by the parties. Based on this, the defendant should start paying up to the maturity is the aggregate of the contract, a fixed monthly charge that through March 31, 2020 would amounts to US$ 72,275,000 (approximately ThCh$ 48,385,944), for the proportional part of the investments that the defendant must pay due to the Supreme Decree mentioned above.

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

Once the parties responded to the questions, the arbitrator gave the parties a deadline of January 16, 2015 to contest or observe the answers provided and the documents attached specifying the contrary. The arbitrator gave the parties for their study a base for an agreement, which was analyzed and accepted by the parties in November 2016, resulting in definitive final disposition of the lawsuit.

3.

In August 2013, the Chilean Superintendence of the Environment (“SMA” for its acronym in Spanish) filed charges against the Company alleging several violations of Exempt Resolution No. 206, dated August 2, 2007 and its supplementary and explanatory resolutions that environmentally certified the Bocamina Thermal Power Plant Extension Project. These alleged violations are related to the cooling system discharge channel, an inoperative Bocamina I desulphurizer, non-compliance with information delivery obligations, surpassing CO limits, failures in the acoustic perimeter fence of Bocamina I, excessive noise levels and having no technological barriers that prevent the massive entry of biomass in the intake of the central power plant. The Company submitted a compliance program that was not approved. On November 27, 2013, SMA added two additional violations to its charges. The Company presented its defense in December 2013, partially recognizing some of these violations (which could reduce the fine by 25% in case of recognition) and contesting the remainder. On August 11, 2014, the SMA passed Resolution No. 421 that fined the

Company UTA 8,640.4 for environmental non-compliances that are the subject matter of the sanction proceeding. The Company filed an illegality claim against the SMA before the Third Environmental Court of Valdivia which on March 27, 2015 issued a ruling that partially annulled the sanctions imposed of by the SMA, instructing it to consider aggravating circumstances evidenced in connection with the calculation of the fine imposed. The Company filed a writ of reversal in substance before the Chilean Supreme Court, which was rejected, confirming the imposed fine except for a UTA 1,477 fine, in respect of which the decision was postponed until December 13, 2016, the date on which the decision of the Supreme Court was notified, confirming the totality of the fine. The imposed sanction confirmed in 2015 was paid in 2015. The UTA 1,477 fine was fully paid in December 2016, finalizing the lawsuit.

4.

On May 23, 2016 the Superintendence of Electricity and Fuels by means of ORD No. 5,705, filed charges against GasAtacama Chile S.A., for providing allegedly erroneous information to national centralizing operating agent CDEC-SING regarding the Minimum Technical (MT) and Average Time of Operation (TMO) parameters during the period from January 1, 2011 to October 29, 2015. GasAtacama Chile S.A. submitted its objections, which were rejected through notification by Superintendence’s Resolution No. 014606 dated August 4, 2016, setting a fine for UTM 120,000. Disagreeing with the Superintendence’s resolution applying the fine in question, GasAtacama Chile S.A. filed an appeal for reinstatement before the same Superintendence, which was rejected by the Superintendence through Resolution No. 15908, dated November 2, 2016, confirming the totality of the fine imposed. Despite the aforementioned resolution, GasAtacama Chile S.A. filed an illegality claim before the Court of Appeals of Santiago, recognizing a provision for 25% of the fine. To date, the claim of illegality is pending resolution by the Court of Appeals of Santiago. The contingency loss rating on this issue is likely.

The management of the Company considers that the provisions recognized in the Consolidated Financial Statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

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

Some of the financial debt contracts of the Company contain cross default clauses. The domestic credit line agreement governed by Chilean law, which the Company signed in March 2016 for U.F. 2,8 million, stipulate  that cross default arises only in the event of non-compliance by the borrower itself, with no reference made to its subsidiaries; i.e., the Company. In order to accelerate payment of the debt in this credit line due to cross default originating from other debt, the amount overdue of a debt must exceed US$ 50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiry of grace periods. Since being signed and up to December 31, 2016, this credit line has not been drawn upon.

The Company’s international credit lines governed by New York State law, which were signed in July 2014 and February 2016, and which expire in July 2019 and February 2020, respectively, also makes no reference to its subsidiaries, so cross default arises only arise in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under this credit facility due to cross default on another debt, the amount in default should exceed US$50 million or its equivalent in other currencies. It must also meet other conditions, including the expiration of any grace periods and a formal notice of the intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. Since being signed and up to December 31, 2016, these credit lines have not been drawn upon.

Regarding the bond issues of the Company registered with the United States Securities and Exchange Commission (the “SEC”), commonly called “Yankee Bonds”, a cross default can be triggered by another debt of the Company or of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$ 30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Company’s Yankee Bonds. The Company’s Yankee Bonds

mature in mature in 2024, 2027, 2037 and 2097. Specifically for those maturing in 2024 (issued in April 2014), the threshold for triggering cross default increased to US$ 50 million or its equivalent in other currencies. As of December 31, 2016, the outstanding amount of Yankee Bonds totals ThCh$ 477,865,946 (see Note 18).

The domestic bonds of the Company state that cross default can be triggered only by the default of the issuer in cases where the amount overdue exceeds US$ 50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series at a bondholders’ meeting. As of December 31, 2016, the outstanding amount owed of domestic bonds totals ThCh$ 324,440,215 (see Note 18).

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

The Company bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company, and Non-controlling interests. As of December 31, 2016, the ratio was 0.32.

-

Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of the parent company. As of December 31, 2016, the equity attributable to shareholders of the Company was Ch$ 1,700,962 million.

-

Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associates, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending at the close of the quarter being reported. For the year ended December 31, 2016, this ratio was 10.94.

-

Net Asset Position with Related Parties: A net asset position must be maintained with related parties of no more than a hundred million dollars. The Net asset position with related parties is the difference between i) the sum of Accounts receivable from related entities, Current, accounts receivable from related entities, non-current, less transactions in the ordinary course of business of less than 180 days term, short-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and long-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and long-term transactions of associates of the Company in which Enel Américas S.A. has no participation. As of December 31, 2016, using the exchange rate prevailing on that date, the net asset position with related parties was a negative US$ 117.29 million, indicating that Enel Américas S.A. is a net debtor of the Company.

Series M

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities and Equity. As of December 31, 2016, the debt ratio was 0.32.

-	Consolidated Equity: Same as for Series H.
-	Financial Expense Coverage Ratio: Same as for Series H.

The Company’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in July 2019 and February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

-

Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net Equity is the sum of the Equity attributable to the shareholders of the Company, and Non-controlling interests. As of December 31, 2016, the ratio was 0.47.

-

Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses/(reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of December 31, 2016, the Debt/EBITDA ratio was 1.38.

Yankee Bonds are not subject to financial covenants.

As of December 31, 2016, the most restrictive financial covenant was the Debt Equity Ratio requirement for three credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of December 31, 2016 and 2015, no company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

34.5	Other information

Centrales Hidroeléctricas de Aysén S.A.

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (“RCA”) of the HidroAysén project, in which the Company participates by accepting some of the claims filed against this project. It is a public information that this decision was resorted before the Environmental Courts in Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. has been partially rejected in 2008.

The Company has expressed its intention to thrive at Centrales Hidroeléctricas de Aysén S.A. the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of the Aysén region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recoverability of the investment made so far at Centrales Hidroeléctricas de Aysén S.A., since it depends both on judicial decisions and on definitions in the energy agenda which cannot be foreseen at present, consequently the investment is not included in the portfolio of the Company’s immediate projects. Consequently, at closing date of fiscal year 2014, the Company recognized an impairment of its participation in Centrales Hidroeléctricas de Aysén S.A. amounting of ThCh$ 69,066,857 (approximately US$ 121 million), which remains in effect as of December 31, 2016.

35.PERSONNEL FIGURES

The Group personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2016 and 2015:

Country	As of and for the year ended 12-31-2016
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	25	798	34	857	910
Argentina	-	26	-	26	27
Total	25	824	34	883	937

Country	As of and for the year ended 12-31-2015
	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	24	914	48	986	1,105
Argentina	6	456	70	532	531
Peru	15	245	-	260	264
Colombia	12	484	14	510	580
Total	57	2,099	132	2,288	2,480

It is important to note that the Group’ operations outside of Chile, beginning on March 1, 2016, are part of the new company named Endesa Américas S.A. (See Notes 3.j and 4.2 and Appendix 2).

36.	SANCTIONS

There are no sanctions that could materially affect the financial statements for the years ended December 31, 2016, 2015 and 2014.

37.	ENVIRONMENT

Environmental expenses for the years ended December 31, 2016, 2015 and 2014 are as follows:

Company	Project Name	Project Description	Project Status [Terminated, In Process]	For the year ended 12-31-2016
				Total Disbursements	Amounts Capitalized	Expenses
				ThCh$	ThCh$	ThCh$
PEHUENCHE	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	6,515	-	6,515
GAS ATACAMA CHILE	Studies, monitoring and waste disposal	Hygiene, waste treatment, management system and pest control	Terminated	78,221	-	78,221
	Studies, monitoring and laboratory analysis	Withdrawal and final disposal of solid waste in thermal power plants	In process	169,743	-	169,743
	ZLD plant (studies)	ZLD plant (studies)	Terminated	13,470	13,470	-
	Coal-fired power stations	Emissions Standard (Desox and Denox Tarapacá)	In process	27,648,451	27,648,451	-
EOLICA CANELA	Environmental expenditures in power plants.	Analysis and monitoring of water quality and cinnamonization	In process	94,770		94,770
Enel Generación Chile S.A	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	567,616	-	567,616
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants (C.H.)	In process	243,264	-	243,264
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (C.T.)	In process	181,644	-	181,644
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	4,497,330	4,497,330	-
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In process	3,173,813	3,173,813	-
Total				36,674,837	35,333,064	1,341,773

Company	Project Name	Project Description	Project Status [Terminated, In Process]	For the year ended 12-31-2015
				Total Disbursements	Amounts Capitalized	Expenses
				ThCh$	ThCh$	ThCh$
PEHUENCHE	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	16,877	-	16,877
	Investments in Central Hydroelectric Plants	Regularization fuel facilities; Regularization water and sewer system; Regularization collection wells; Fabrication and installation cubits acid spill; Normalization fenced site archeology	In process	361,712	361,712	-
ENEL GENERACIÓN CHILE	Central Environmental Costs	Waste treatment, sanitation	In process	2,455,575	-	2,455,575
	CT Bocamina	Emissions monitoring, CEMS project, NOX abatement	In process	1,855	1,855	-
	Cems project	Cems C.T. Quintero project	In process	33	33	-
	Cems project	Cems C.T. San Isidro II project	In process	16	16	-
	Cems project	Cems C.T. Tal Tal project	In process	12	12	-
	Regularizations C.H.	Regularizations C.H.	In process	155,485	155,485	-
	Regularizations C.H. Ralco	Social Afforestation Program and Restorations Palmucho Chenqueco bypass road; Bridge reconstruction Lonquimay.	In process	1,051,017	61	-
Compañía Eléctrica de Tarapacá S.A.	Waste	Studies, monitoring, laboratory analysis and waste disposal retirement	Terminated	196,060	-	196,060
	Waste treatment	Removal of non-hazardous household and industrial waste	Terminated	127,053	-	127,053
	Abatement Nox (LNF burners + OFA), desulfurizer and monitoring CEMS emissions	Abatement Nox (LNF burners + OFA), desulfurizer and monitoring CEMS emissions	Terminated	9,624	9,624	-
	Afforestation (RCA) Water Eyes	Afforestation (RCA) Water Eyes	Terminated	27,032	27,032	-
CANELA	Central Environmental expenses	Analysis and monitoring water quality and Sanitation Canela	In process	11,376	-	11,376
Total				4,413,727	555,830	2,806,941

Company	Project name	Description	Project status [Terminated, In process]	For the year ended 12-31-2014
				ThCh$
				Disbursements	Capitalized	Expenses	Future disbursements	Estimated date of future disbursement	Total disbursement
PEHUENCHE	Environmental expenses CC.HH	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	Terminated	522	-	522	-	-	522
ENEL GENERACIÓN CHILE	Central Environmental Costs	Waste treatment, sanitation and monitoring	In process	1,703,168	-	1,703,168	-	-	1,703,168
	CT Bocamina	Emissions monitoring, CEMS project, NOX abatement	In process	20,335,487	20,335,487	-	-	-	20,335,487
	CT Los Molles	Compliance DS 78 chemicals storage	In process	22,069	22,069	-	-	-	22,069
	C.T. San Isidro I	Cems Project	In process	55,878	55,878	-	-	-	55,878
	C.T. San Isidro II	Cems Project	In process	108,973	108,973	-	-	-	108,973
	C.T. Quintero	Cems Project	In process	286,750	286,750	-	-	-	286,750
	CT Tal Tal	Compliance DS 78 Health Ministry; Cems project	In process	1,401,989	1,401,989	-	-	-	1,401,989
CELTA	Thermal environmental costs	Studies monit., Lab. waste analysis and disp. waste	In process	184,494	-	184,494	196,060	12-31-2015	380,554
	CEMS project	Abatement system particulate material (baghouses / emissions monitoring)	In process	10,522,046	10,522,046	-	9,624	12-31-2015	10,531,670
GASATACAMA	Monitoring, MA audits, consultants, etc.	RCA commitments, studies, air quality monitoring and analysis, water	Terminated	162,305	-	162,305	-	-	162,305
CANELA	Central Environmental Costs	Analysis and monitoring water quality and Sanitation Canela	In process	16,079	-	16,079	-	-	16,079
Total				34,799,760	32,733,192	2,066,568	205,684	-	35,005,444

38.	FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of and for the years ended December 31, 2016, 2015 and 2014 the summarized financial information of our principal subsidiaries under IFRS is as follows:

As of and for the year ended 12-31-2016	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	35,730,340	193,496,141	229,226,481	(43,012,321)	(50,044,060)	(136,170,100)	(229,226,481)	155,568,982	(23,529,449)	88,610,786	-	88,610,786
Compañía Eléctrica Tarapacá S.A.	Consolidated	-	-	-	-	-	-	-	219,980,554	(139,960,874)	61,981,668	(924,812)	61,056,856
Group Inversiones GasAtacama Holding Ltda.	Consolidated	195,487,529	662,442,813	857,930,342	(86,380,335)	(89,573,087)	(681,976,920)	(857,930,342)	173,489,754	(87,098,923)	43,329,082	(1,779,413)	41,549,669

As of and for the year ended 12-31-2015	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Subsidiaries within continuing operations
Empresa Eléctrica Pehuenche S.A.	Separate	63,745,589	201,366,300	265,111,889	(62,820,897)	(51,972,920)	(150,318,072)	(265,111,889)	193,189,705	(28,569,912)	118,016,421	33,526	118,049,947
Compañía Eléctrica de Tarapacá S.A.	Separate	82,875,363	509,275,829	592,151,192	(115,138,485)	(44,379,433)	(432,633,274)	(592,151,192)	230,852,534	(139,555,849)	70,262,390	(624)	70,261,766
Inversiones GasAtacama Holding Ltda. Group	Consolidated	245,456,212	207,236,190	452,692,402	(24,048,629)	(49,959,438)	(378,684,335)	(452,692,402)	183,015,183	(110,330,364)	46,215,560	(3,059,806)	43,155,754
Subsidiaries within discontinued operations
Enel Argentina S.A. (formerly named Endesa Argentina S.A.)	Separate	1,814,204	32,328,045	34,142,249	(616,318)	-	(33,525,931)	(34,142,249)	-	-	622,972	(10,352,540)	(9,729,568)
Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	Separate	27,559,412	142,918,106	170,477,518	(102,001,988)	(53,611,202)	(14,864,328)	(170,477,518)	100,856,664	(4,598,130)	(998,809)	(4,729,767)	(5,728,576)
Hidroinvest S.A.	Separate	575,373	11,429,899	12,005,272	(452,427)	-	(11,552,845)	(12,005,272)	-	-	21,877	(3,570,020)	(3,548,143)
Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	Separate	44,240,854	240,460,115	284,700,969	(71,433,902)	(63,908,193)	(149,358,874)	(284,700,969)	40,004,655	(4,574,336)	110,802,880	(44,667,506)	66,135,374
Southem Cone Power Argentina S.A.	Separate	8,003	575,537	583,540	(12,826)	-	(570,714)	(583,540)	-	-	(7,151)	(176,471)	(183,622)
Empresa Generadora de Energía Eléctrica S.A.	Separate	172,918,511	1,803,546,987	1,976,465,498	(349,736,334)	(831,187,906)	(795,541,258)	(1,976,465,498)	778,768,426	(321,664,855)	211,896,264	(91,252,276)	120,643,988
Generandes Perú S.A.	Separate	1,945,582	225,170,087	227,115,669	(1,364,513)	-	(225,751,156)	(227,115,669)	-	-	42,044,140	4,890,902	46,935,042
Enel Generación Perú S. A. (formerly named Edegel S.A.A.)	Separate	111,421,412	723,995,979	835,417,391	(117,775,269)	(188,814,672)	(528,827,450)	(835,417,391)	343,761,564	(143,234,611)	91,161,037	4,059,334	95,220,371
Chinango S.A.C.	Separate	7,647,526	112,688,111	120,335,637	(8,369,365)	(40,621,719)	(71,344,553)	(120,335,637)	39,114,967	(8,235,270)	15,210,089	(708,295)	14,501,794
Generandes Perú Group	Consolidated	120,047,319	808,405,916	928,453,235	(126,541,945)	(229,436,392)	(572,474,899)	(928,453,236)	382,452,709	(151,046,058)	95,054,809	(9,131,696)	85,923,113
Enel Argentina S.A. (formerly named Endesa Argentina S.A.) Group	Consolidated	73,348,681	385,562,798	458,911,479	(173,663,474)	(115,955,351)	(169,292,654)	(458,911,479)	140,398,933	(9,172,466)	109,347,016	(50,970,094)	58,376,922

As of and for the year ended 12-31-2014	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Subsidiaries within continuing operations
Empresa Eléctrica Pehuenche S.A.	Separate	75,414,557	209,069,274	284,483,831	59,142,217	53,952,811	171,388,803	284,483,831	227,886,302	(98,273,049)	129,613,253	(51,043)	129,562,210
Compañía Eléctrica de Tarapacá S.A.	Separate	77,067,775	450,573,978	527,641,753	110,849,007	30,918,614	385,874,132	527,641,753	318,959,142	(236,099,025)	82,860,117	(604)	100,868,285
Inversiones GasAtacama Holding Ltda. Group	Consolidated	197,276,197	216,893,717	414,169,914	29,892,670	48,748,663	335,528,581	414,169,914	179,474,707	(159,244,645)	20,230,062	51,288,697	71,518,759
Subsidiaries within discontinued operations
Sociedad Concesionaria Túnel El Melón S.A.	Separate	19,183,735	7,107,942	26,291,677	3,709,123	1,789,703	20,792,851	26,291,677	10,484,435	(4,152,625)	6,331,810	(12,156)	6,319,654
Enel Argentina S.A. (formerly named Endesa Argentina S.A.)	Separate	1,924,047	42,081,267	44,005,314	749,815	-	43,255,499	44,005,314	340,599	-	340,599	(5,299,756)	(4,959,157)
Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	Separate	31,868,372	154,649,134	186,517,506	108,956,607	56,967,994	20,592,905	186,517,506	75,204,382	(29,671,728)	45,532,654	3,989,198	49,521,852
Hidroinvest S.A.	Separate	562,612	14,962,217	15,524,829	423,843	-	15,100,986	15,524,829	-	-	(2,811)	(1,868,145)	(1,870,956)
Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	Separate	22,930,536	137,891,546	160,822,082	31,540,350	46,058,232	83,223,500	160,822,082	30,178,802	(19,141,980)	11,036,822	(8,763,212)	2,273,610
Southem Cone Power Argentina S.A.	Separate	4,162	753,403	757,565	3,229	-	754,336	757,565	-	(4,919)	(4,919)	(94,023)	(98,942)
Empresa Generadora de Energía Eléctrica S.A.	Separate	329,672,209	1,782,307,979	2,111,980,188	500,414,812	883,041,284	728,524,092	2,111,980,188	753,455,621	(464,634,223)	288,821,398	(73,145,883)	215,675,515
Generandes Perú S.A.	Separate	3,473,185	219,325,990	222,799,175	3,148,425	-	219,650,750	222,799,175	46,503,610	-	46,503,610	12,303,680	58,807,290
Enel Generación Perú S. A. (formerly named Edegel S.A.A.)	Separate	110,164,628	720,449,664	830,614,292	85,724,692	235,667,176	509,222,424	830,614,292	319,399,578	(213,260,179)	106,139,399	23,688,400	129,827,799
Chinango S.A.C.	Separate	8,439,096	111,912,667	120,351,763	7,433,439	39,382,244	73,536,080	120,351,763	34,656,130	(19,544,709)	15,011,421	3,041,428	18,052,849
Generandes Perú Group	Consolidated	121,446,538	816,077,565	937,524,103	95,676,185	275,049,420	566,798,498	937,524,103	353,847,452	(242,497,338)	111,350,114	23,990,135	135,340,249
Enel Argentina S.A. (formerly named Endesa Argentina S.A.). Group	Consolidated	56,074,841	297,050,238	353,125,079	140,459,888	101,749,459	110,915,732	353,125,079	105,281,293	(48,769,700)	56,511,593	(5,660,609)	50,850,984

39.	SUBSEQUENT EVENTS

On February 7, 2017, the Company completed the sale of its investment in Electrogas S.A, representing a 42.5% of the capital of this company, to Aerio Chile (see Note 4.1).

In accordance with the terms and conditions of the share purchase agreement the purchase price was US$ 180 million (Ch$ 120,505 thousands) and was paid on the same date. The financial effect of the operation for the Group, adjusted to this date according to the exchange rate, represents a net profit equivalent to approximately US$ 121 million (Ch$ 60,252 thousands).

There are no other subsequent events that have occurred between January 1, 2017 and the issuance date of these financial statements other than those include in theses combined financial statements.

APPENDIX 1 GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries”. It presents the Group’s percentage of control in each subsidiary.

Taxpayer ID No. (RUT)	Company	Functional Currency	% of control as of 12-31-2016			% of control as of 12-31-2015			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
76.003.204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
96.770.940-9	Compañía Eléctrica Tarapacá S.A. (3) (4)	Chilean peso	n/a	n/a	n/a	96.21%	0.00%	96.21%	Subsidiary	Chile	Complete electric energy cycle
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
96.830.980-3	GasAtacama Chile S.A. (1), (2), (3) and (4)	Chilean peso	0.00%	97.37%	97.37%	0.00%	100.00%	100.00%	Subsidiary	Chile	Management of Companies
76.676.750-8	GNL Norte S.A. (2)	Chilean peso	n/a	n/a	n/a	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel production, transportation and distribution
77.032.280-4	Gasoducto TalTal S.A. (1)	Chilean peso	n/a	n/a	n/a	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas transportation, sales and distribution
96.905.700-K	Progas S.A. (1)	Chilean peso	n/a	n/a	n/a	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas acquisition, production, transportation and commercial distribution
78.932.860-9	GasAtacama S.A. (3)	Chilean peso	n/a	n/a	n/a	0.00%	100.00%	100.00%	Subsidiary	Chile	Electric energy and natural gas exploitation, generation, transmission and distribution
76.014.570-K	Inversiones GasAtacama Holding Ltda. (3)	Chilean peso	n/a	n/a	n/a	50.00%	50.00%	100.00%	Subsidiary	Chile	Energy generation and natural gas transportation
Foreign	Southern Cone Power Argentina S.A. (7)	Argentine peso	n/a	n/a	n/a	98.00%	2.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Enel Argentina S.A. (formerly named Endesa Argentina S.A.) (6) and (7)	Argentine peso	0.00%	0.34%	0.34%	99.66%	0.34%	100.00%	Subsidiary	Argentina	Portfolio company
78.952.420-3	Gasoducto Atacama Argentina S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation
Foreign	Enel Generación Perú S.A. (formerly named Edegel S.A.A.) (5)	Peruvian sol	0.00%	0.00%	0.00%	29.40%	54.20%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Chinango S.A.C. (5)	Peruvian sol	0.00%	0.00%	0.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Generandes Perú S.A. (5)	Peruvian sol	0.00%	0.00%	0.00%	61.00%	0.00%	61.00%	Subsidiary	Peru	Portfolio company
Foreign	Empresa Generadora de Energía Eléctrica S.A. (Emgesa S.A. E.S.P.) (5)	Colombian peso	0.00%	0.00%	0.00%	56.43%	0.00%	56.43%	Subsidiary	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A. (5)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	56.43%	56.43%	Subsidiary	Colombia	Electric energy purchases and sales
Foreign	Sociedad Portuaria Central Cartagena S.A. (5)	Colombian peso	0.00%	0.00%	0.00%	0.00%	94.95%	94.95%	Subsidiary	Colombia	Investment, construction and maintenance of public or private wharves and ports
Foreign	Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.) (5)	Argentine peso	0.00%	0.00%	0.00%	2.48%	65.19%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A. (5)	Argentine peso	0.00%	0.00%	0.00%	41.94%	54.15%	96.09%	Subsidiary	Argentina	Portfolio company
Foreign	Enel Generación Costanera S.A. (formerly named Central Costanera S.A.) (5)	Argentine peso	0.00%	0.00%	0.00%	24.85%	50.82%	75.67%	Subsidiary	Argentina	Electric energy generation and sales
Foreign	Ingendesa do Brasil Ltda. (5)	Brazilian real	0.00%	0.00%	0.00%	1.00%	99.00%	100.00%	Subsidiary	Brazil	Project engineering consulting

(1) On September 1, 2016 Gasoducto TalTal S.A. and Progas S.A. were merged into GasAtacama Chile S.A., the latter being the legal successor company.

(2) On September 12, 2016 GNL Norte S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor company.

(3) On October 1, 2016 GasAtacama Holding Ltda and GasAtacama S.A. were merged into Compañía Eléctrica Tarapacá S.A, the latter being the legal successor company.

(4) On November 1, 2016 Compañía Eléctrica Tarapacá S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor company.

(5) On March 1, 2016 the company was distributed to owners. See Note 4.2 for discontinued operations.

(6) The company ceased to be a subsidiary in 2016, however became an associated company. Significant influence is exercised through the Company’s parent company’s control of the company.

(7) In May 2016 Southern Cone Power Argentina S.A. was merged into Enel Argentina S.A. (formerly named Endesa Argentina S.A.), the latter being the legal successor company.

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”

Exclusion from the scope of consolidation for the years ended December 31, 2016 and 2015.

Company	For the year ended 12-31-2016				For the year ended 12-31-2015
	% ownership interest				% ownership interest
	Direct	Indirect	Total	Consolidation method	Direct	Indirect	Total	Consolidation method
Sociedad Concesionaria Túnel El Melón S.A. (1)	-	-	-	-	99.99%	0.91%	100.00%	Full integration
Gasoducto TalTal S.A. (2)	0.00%	100.00%	100.00%	Full integration	-	-	-	-
GNL Norte S.A. (2)	0.00%	100.00%	100.00%	Full integration	-	-	-	-
Progas S.A. (2)	0.00%	100.00%	100.00%	Full integration	-	-	-	-
GNL Quintero S.A. (3)	20.00%	0.00%	20.00%	Equity method	-	-	-	-
Compañía Eléctrica Tarapacá S.A. (2)	96.21%	0.00%	96.21%	Full integration	-	-	-	-
Inversiones GasAtacama Holding Ltda. (2)	50.00%	50.00%	100.00%	Full integration	-	-	-	-
GasAtacama S.A. (2)	0.00%	100.00%	100.00%	Full integration	-	-	-	-
Southern Cone Power Argentina S.A. (4) and (6)	98.00%	2.00%	100.00%	Full integration	-	-	-	-
Empresa Generadora de Energía Eléctrica S.A. (Emgesa S.A. E.S.P.) (4)	56.43%	0.00%	56.43%	Full integration	-	-	-	-
Emgesa Panama S.A. (4)	0.00%	56.43%	56.43%	Full integration	-	-	-	-
Sociedad Portuaria Central Cartagena S.A. (4)	0.00%	94.95%	94.95%	Full integration	-	-	-	-
Enel Generación El Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.) (4)	2.48%	65.19%	67.67%	Full integration	-	-	-	-
Hidroinvest S.A. (4)	41.94%	54.15%	96.09%	Full integration	-	-	-	-
Enel Generación Costanera S.A. (formerly named Central Costanera S.A.) (4)	24.85%	50.82%	75.67%	Full integration	-	-	-	-
Ingendesa do Brasil Ltda. (4)	1.00%	99.00%	100.00%	Full integration	-	-	-	-
Enel Generación Perú S.A. (formerly named Edegel S.A.A) (4)	29.40%	54.20%	83.60%	Full integration	-	-	-	-
Chinango S.A.C. (4)	0.00%	80.00%	80.00%	Full integration	-	-	-	-
Generandes Perú S.A. (4)	61.00%	0.00%	61.00%	Full integration	-	-	-	-
Distrilec Inversora S.A. (4)	0.89%	0.00%	0.89%	Equity method	-	-	-	-
Enel Trading Argentina S.R.L. (formerly named Endesa Cemsa S.A.) (4)	0.00%	45.00%	45.00%	Equity method	-	-	-	-
Enel Argentina S.A. (formerly named Endesa Argentina S.A.). (4), (5) and (6)	99.66%	0.34%	100.00%	Full integration	-	-	-	-
Central Térmica Manuel Belgrano	0.00%	24.18%	24.18%	Equity method	-	-	-	-
Central Térmica San Martin	0.00%	24.18%	24.18%	Equity method	-	-	-	-
Central Vuelta Obligada S.A.	0.00%	3.45%	3.45%	Equity method	-	-	-	-
Enel Brasil S.A.	34.64%	4.00%	38.64%	Equity method	-	-	-	-

(1) Sociedad Concesionaria Túnel El Melón S.A. was sold on January 9, 2015. See Note 4.3.

(2) In 2016 the company was merged into GasAtacama Chile S.A., the latter being the legal successor company. See Appendix 1.

(3) GNL Quintero S.A. was sold on September 14, 2016. See Note 13.1.b.

(4) On March 1, 2016 the company was distributed to owners. See Note 4.2 for discontinued operations.

(5) The company ceased to be a subsidiary in 2016, however became an associated company. Significant influence is exercised through the Company’s parent company’s control of the company.

(6) In May 2016 Southern Cone Power Argentina S.A. was merged into Enel Argentina S.A. (formerly named Endesa Argentina S.A.), the latter being the legal successor company.

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is part of Note 3.h, “Investments accounted for using the equity method”

Taxpayer ID No.	Company	Functional currency	Ownership Interest as of 12-31-2016			Ownership Interest as of 12-31-2015			Relationship	Country	Activity
	(in alphabetical order)		Direct	Indirect	Total	Direct	Indirect	Total
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	Joint venture	Chile	Hydroelectric plant development and operation
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution
96.806.130-5	Electrogas S.A.	U.S. dollar	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	Associate	Chile	Portfolio company
76.418.940-K	GNL Chile. S.A.	U.S. dollar	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76.788.080-4	GNL Quintero S.A. (1)	U.S. dollar	0.00%	0.00%	0.00%	20.00%	0.00%	20.00%	Associate	Chile	Development, design and supply of liquid natural gas degasifying terminal
Foreign	Distrilec Inversora S.A. (2)	Argentine peso	0.00%	0.00%	0.00%	0.89%	0.00%	0.89%	Associate	Argentina	Portfolio company
Foreign	Enel Trading Argentina S.R.L. (formerly named Endesa Cemsa S.A.) (2)	Argentine peso	0.00%	0.00%	0.00%	0.00%	45.00%	45.00%	Associate	Argentina	Wholesale purchase and sale of electric energy
Foreign	Central Térmica Manuel Belgrano (2)	Argentine peso	0.00%	0.00%	0.00%	0.00%	24.18%	24.18%	Associate	Argentina	Production and marketing of electric energy
Foreign	Central Térmica San Martin (2)	Argentine peso	0.00%	0.00%	0.00%	0.00%	24.18%	24.18%	Associate	Argentina	Production and marketing of electric energy
Foreign	Central Vuelta Obligada S.A. (2)	Argentine peso	0.00%	0.00%	0.00%	0.00%	3.45%	3.45%	Associate	Argentina	Production and marketing of electric energy
Foreign	Enel Brasil S.A. (2)	Brazilian real	0.00%	0.00%	0.00%	34.64%	4.00%	38.64%	Associate	Brazil	Portfolio company
Foreign	Enel Argentina S.A. (formerly named Endesa Argentina) (3)	Argentine peso	0.00%	0.34%	0.34%	99.66%	0.34%	100.00%	Associate	Argentina	Portfolio company

(1) GNL Quintero S.A. was sold on September 14, 2016. See Note 13.1.b.

(2) On March 1, 2016 the company was distributed to owners. See Note 4.2 for discontinued operations.

(3) The company ceased to be a subsidiary in 2016, however became an associated company. Significant influence is exercised through the Company’s parent company’s control of the company.

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is part of Note 18, “Other financial liabilities”.

The following tables present the contractual undiscounted, including contractual interest obligations, cash flows by type of financial debt:

a)	Bank borrowings
-	Summary of bank borrowing by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2016			Balance as of 12-31-2015
					One to three months	Three to twelve months	Total Current	One to three months	Three to twelve months	Total Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	CH$	6.00%	6.00%	No	4,181	-	4,181	4	-	4
Total					4,181	-	4,181	4	-	4

-	Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Interest payment	Balance as of 12-31-2016		Balance as of 12-31-2015
										Less than 90 days	Total Current	Less than 90 days	Total Current
										ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	2,048	2,048	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	2,133	2,133	4	4
				Total ThCh$						4,181	4,181	4	4

b)	Secured and unsecured liabilities
-	Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2016
					Current			Non-current
					One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	7,264,786	21,794,359	29,059,145	29,059,146	29,059,146	29,059,146	29,059,146	641,348,382	757,584,966
Chile	UF	6.00%	5.48%	No	6,466,160	24,665,200	31,131,360	30,632,431	53,611,843	51,316,337	49,020,830	305,390,728	489,972,169
				Total	13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	7,318,857	21,956,571	29,275,428	29,275,427	29,275,427	29,275,427	29,275,427	827,386,294	944,488,002
Chile	UF	6.00%	5.48%	No	7,420,915	27,355,985	34,776,900	34,213,890	33,650,880	55,868,495	53,284,158	359,246,902	536,264,325
				Total	14,739,772	49,312,556	64,052,328	63,489,317	62,926,307	85,143,922	82,559,585	1,186,633,196	1,480,752,327

-	Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Company	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/ No)	Balance as of 12-31-2016
										Current			Non-current
										Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	2,832,647	8,497,942	11,330,589	11,330,590	11,330,590	11,330,590	11,330,590	196,227,387	241,549,747
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	903,234	2,709,703	3,612,937	3,612,937	3,612,937	3,612,937	3,612,937	93,701,216	108,152,964
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	574,765	1,724,294	2,299,059	2,299,059	2,299,059	2,299,059	2,299,059	56,341,806	65,538,042
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	2,954,140	8,862,420	11,816,560	11,816,560	11,816,560	11,816,560	11,816,560	295,077,973	342,344,213
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	1,525,571	9,843,433	11,369,004	10,870,075	10,371,146	9,872,218	9,373,289	52,887,199	93,373,927
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	4,940,589	14,821,767	19,762,356	19,762,356	43,240,697	41,444,119	39,647,541	252,503,529	396,598,242
				Total						13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Company	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/ No)	Balance as of 12-31-2015
										Current			Non-current
										Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	2,879,332	8,637,995	11,517,327	11,517,326	11,517,326	11,517,326	11,517,326	217,149,037	263,218,341
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	919,193	2,757,578	3,676,771	3,676,770	3,676,770	3,676,770	3,676,770	90,711,728	105,418,808
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	584,223	1,752,670	2,336,893	2,336,894	2,336,894	2,336,894	2,336,894	196,474,523	205,822,099
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	2,936,109	8,808,328	11,744,437	11,744,437	11,744,437	11,744,437	11,744,437	323,051,006	370,028,754
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	1,862,265	10,680,034	12,542,299	11,979,289	11,416,279	10,853,268	10,290,258	63,261,536	107,800,630
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	5,558,650	16,675,951	22,234,601	22,234,601	22,234,601	45,015,227	42,993,900	295,985,366	428,463,695
				Total						14,739,772	49,312,556	64,052,328	63,489,317	62,926,307	85,143,922	82,559,585	1,186,633,196	1,480,752,327

c)	Finance lease obligations
-	Finance lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Name	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
								Current			Non-current
								Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431
				Total				734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Name	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2015
								Current			Non-current
								Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	732,936	2,203,853	2,936,789	2,950,745	2,965,609	2,981,438	2,998,297	11,193,448	23,089,537
				Total				732,936	2,203,853	2,936,789	2,950,745	2,965,609	2,981,438	2,998,297	11,193,448	23,089,537

APPENDIX 5 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Group’s financial statements.

The detail of assets denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	Balance as of
			12-31-2016	12-31-2015
			ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents			9,448,384	9,800,146
	U.S. dollars	Chilean peso	4,640,978	4,268,962
	Argentine peso	Chilean peso	4,807,406	5,531,184
Trade receivables due from related parties			50,976,270	64,125,614
	U.S. dollars	Chilean peso	50,976,270	64,125,614
Current accounts receivable from related parties			16,780,275	17,068,654
	U.S. dollars	Chilean peso	16,780,275	17,068,654
TOTAL CURRENT ASSETS			77,204,929	90,994,414
TOTAL ASSETS			77,204,929	90,994,414

The detail of liabilities denominated in U.S. dollars is the following:

	Foreign Currency	Functional Currency	Balance as of 12-31-2015
			Current			Non-current
			One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	U.S. dollars		7,998,792	23,995,186	31,993,978	31,990,679	31,987,165	31,983,422	31,979,435	649,125,696	777,066,397
	U.S. dollars	Chilean peso	7,998,792	23,995,186	31,993,978	31,990,679	31,987,165	31,983,422	31,979,435	649,125,696	777,066,397
TOTAL LIABILITIES			7,998,792	23,995,186	31,993,978	31,990,679	31,987,165	31,983,422	31,979,435	649,125,696	777,066,397

	Foreign Currency	Functional Currency	Balance as of 12-31-2016
			Current			Non-current
			One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	U.S. dollars		8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539
	U.S. dollars	Chilean peso	8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539
TOTAL LIABILITIES			8,051,793	24,160,424	32,212,217	32,226,172	32,241,036	32,256,865	32,273,724	838,579,742	967,577,539

APPENDIX 6 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Group’s financial statements.

a)	Portfolio stratification
-	Trade and other receivables by aging (original maturity):

Trade and Other Receivables	Balance as of 12-31-2016
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	20,108,963	214,479,114	5,751,510
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	(1,314,311)	-
Other receivables, gross	47,275,283	-	-	-	-	-	-	-	-	-	47,275,283	1,036,927
Total	226,773,635	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	18,794,652	260,440,086	6,788,437

Trade and Other Receivables	Balance as of 12-31-2015
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	204,629,475	1,110,952	199	11,659	175	345	2	12	36,166	65,994,520	271,783,505	35,901
Allowance for doubtful accounts	(55,494)	-	-	-	-	-	-	-	-	(1,493,698)	(1,549,192)	-
Other receivables, gross	93,240,964	-	-	-	-	-	-	-	-	-	93,240,964	-
Total	297,814,945	1,110,952	199	11,659	175	345	2	12	36,166	64,500,822	363,475,277	35,901

-	By type of portfolio:

Aging (original maturity) of balances of trade receivables	Non-renegotiated portfolio as of 12-31-2016		Non-renegotiated portfolio as of 12-31-2015
	Number of customers	Gross value	Number of customers	Gross value
		ThCh$		ThCh$
On demand and non-current	402	185,249,862	355	204,665,376
1 to 30 days	91	2,770,582	161	1,110,952
31 to 60 days	62	1,165,177	18	199
61 to 90 days	55	773,502	6	11,659
91 to 120 days	41	900,093	43	175
121 to 150 days	85	5,101,117	35	345
151 to 180 days	87	13,609	2	2
181 to 210 days	29	553,986	3	12
211 to 250 days	26	3,593,733	120	36,166
More than 251 days	80	20,108,963	20	65,994,520
Total	958	220,230,624	763	271,819,406

As of December 31, 2016 and 2015 the Group did not have trade receivables with renegotiated terms.

b)	Provisions and write-offs

Provisions and Write-offs	For the years ended
	12-31-2016	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$
Provision (recovery of provision) for non-renegotiated portfolio	-	371,558	(120,491)
Write-offs during the period	-	-	-
Total	-	371,558	(120,491)

c)	Number and value of operations

Number and Value of Operations	For the years ended
	12-31-2016		12-31-2015		12-31-2014
	Last quarter	Year	Last quarter	Year	Last quarter	Year
Impairment provision and recoveries
Number of operations	-	-	12	12	181	181
Value of operations, in ThCh$	-	-	371,558	371,558	(120,491)	(120,491)

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Group’s financial statements.

a)	Portfolio stratification
-	Trade receivables by aging (original maturity):

Trade Receivables	Balance as of 12-31-2016
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,479,114	5,751,510
-Large customers	179,482,500	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,463,262	5,723,943
-Others	15,852	-	-	-	-	-	-	-	-	-	-	15,852	27,567
Allowance for doubtful Accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	-	(1,314,311)	-
Unbilled services	125,367,509	-	-	-	-	-	-	-	-	-	-	125,367,509	3,308,454
Billed services	54,130,843	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	89,111,605	2,443,056
Total trade receivables, gross	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,479,114	5,751,510
Total allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	-	(1,314,311)	-
Total trade receivables, net	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	8,285,956	10,508,696	213,164,803	5,751,510

Trade Receivables	Balance as of 12-31-2015
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	204,629,475	1,110,952	199	11,659	175	345	2	12	36,166	65,994,520	-	271,783,505	35,901
-Large customers	204,609,906	1,110,952	199	11,659	175	345	2	12	36,166	65,994,520	-	271,763,936	-
-Others	19,569	-	-	-	-	-	-	-	-	-	-	19,569	35,901
Allowance for doubtful accounts	(55,494)	-	-	-	-	-	-	-	-	(1,493,698)	-	(1,549,192)	-
Unbilled services	169,489,606	-	-	-	-	-	-	-	-	390,612	-	169,880,218	-
Billed services	99,265,483	1,110,952	199	11,659	175	345	2	12	36,166	1,478,294	-	101,903,287	35,901
Total trade receivables, gross	204,629,475	1,110,952	199	11,659	175	345	2	12	36,166	65,994,520	-	271,783,505	35,901
Total allowance for doubtful accounts	(55,494)	-	-	-	-	-	-	-	-	(1,493,698)	-	(1,549,192)	-
Total trade receivables, net	204,573,981	1,110,952	199	11,659	175	345	2	12	36,166	64,500,822	-	270,234,313	35,901

-	By type of portfolio:

Portfolio type	Balance as of 12-31-2016
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,479,114	5,751,510
-Large customers	179,482,500	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,463,262	5,723,943
-Others	15,852	-	-	-	-	-	-	-	-	-	-	15,852	27,567
Total gross portfolio	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,479,114	5,751,510

Portfolio type	Balance as of 12-31-2015
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission	204,629,475	1,110,952	199	11,659	175	345	2	12	36,166	65,994,520	-	271,783,505	35,901
-Large customers	204,609,906	1,110,952	199	11,659	175	345	2	12	36,166	65,994,520	-	271,763,936	-
-Others	19,569	-	-	-	-	-	-	-	-	-	-	19,569	35,901
Total gross portfolio	204,629,475	1,110,952	199	11,659	175	345	2	12	36,166	65,994,520	-	271,783,505	35,901

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Group’s financial statements.

Balance as of 12-31-2016	Chile		Total
STATEMEMENT OF FINANCIAL POSITION	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	29,836,181	5,522,921	29,836,181	5,522,921
Trade and other current receivables	111,304,041	19,109,490	111,304,041	19,109,490
Total Estimated Assets	141,140,222	24,632,411	141,140,222	24,632,411
Trade and other current payables to related parties	17,499,611	191,657	17,499,611	191,657
Trade and other current payables	20,844,033	37,425,664	20,844,033	37,425,664
Total Estimated Liabilities	38,343,644	37,617,321	38,343,644	37,617,321

Balance as of 12-31-2015	Colombia		Peru		Argentina		Chile		Total
STATEMEMENT OF FINANCIAL POSITION	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	-	-	-	-	-	-	34,406,648	5,631,953	34,406,648	5,631,953
Trade and other current receivables	-	-	-	-	-	-	123,429,202	28,572,415	123,429,202	28,572,415
Discontinued operations	50,383,731	-	28,793,710	6,819,173	3,800,557	114,662	-	-	82,977,998	6,933,835
Total Estimated Assets	50,383,731	-	28,793,710	6,819,173	3,800,557	114,662	157,835,850	34,204,368	240,813,848	41,138,203
Trade and other current payables to related parties	-	-	-	-	-	-	3,685,869	5,400,614	3,685,869	5,400,614
Trade and other current payables	-	-	-	-	-	-	24,944,506	37,803,719	24,944,506	37,803,719
Discontinued operations	-	5,255,942	1,176,124	3,590,591	4,875,237	148,113	-	-	6,051,361	8,994,646
Total Estimated Liabilities	-	5,255,942	1,176,124	3,590,591	4,875,237	148,113	28,630,375	43,204,333	34,681,736	52,198,979

Chile	For the year ended 12-31-2016		For the year ended 12-31-2015		For the year ended 12-31-2014
STATEMENT OF INCOME	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy Sales	141,140,222.0	24,632,411.0	131,440,713	23,919,361	121,647,612	626,278
Energy Purchases	38,343,644.0	37,687,588.0	28,630,375	43,204,333	26,351,205	15,957,699

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Group’s financial statements.

Suppliers	Balance as of
	12-31-2016				12-31-2015
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers with Current Payment Amounts
Up to 30 days	-	90,386,018	-	90,386,018	-	122,490,300	-	122,490,300
From 31 to 60 days	-	-	-	-	-	14,290,685	-	14,290,685
Total	-	90,386,018	-	90,386,018	-	136,780,985	-	136,780,985