Form 20-F
period 2017-12-31
ENEL GENERACION CHILE S.A.
filed 2018-04-27
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Enel Generación Chile’s Organizational Structure (1)

As of December 31, 2017(2)

(1)

Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Generación’s consolidated subsidiaries represents its economic interest in such consolidated subsidiary.

(2)	Reflects organizational structure prior to giving effect to the 2018 Reorganization, which was completed on April 2, 2018.

Enel Generación Chile’s Organizational Structure (1)

As of the date of this Report and

after giving effect to the 2018 Reorganization

(1)

Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Generación’s consolidated subsidiaries represents its economic interest in such consolidated subsidiary.

(2)	As of the date of this Report and after giving effect to the 2018 Reorganization, Enel owns 61.9% of Enel Chile’s voting shares (excluding Enel Chile’s treasury stock which will be cancelled).

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

CDEC	Centro de Despacho Económico de Carga	The autonomous entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand in the SIC and SING that was replaced by the CEN in November 2017.

Celta	Compañía Eléctrica Tarapacá S.A.	Celta was a former Chilean generation subsidiary of Enel Generación that operated plants in the SING and the SIC. Celta merged into GasAtacama in November 2016.

CEN	Coordinador Eléctrico Nacional

An autonomous entity in charge of coordinating the efficient operation of the SEN, dispatching generation units to satisfy demand and known as the National Electricity Coordinator. It replaced the CDEC for both the SIC and SING in November 2017.

Chilean Stock Exchanges	Chilean Stock Exchanges	The three principal stock exchanges located in Chile: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.

CMF	Comisión para el Mercado Financiero

Chilean Financial Market Commission, the governmental authority that supervises public companies, securities and the insurance business. Formerly the Chilean Superintendence of Securities and Insurance or SVS in its Spanish acronym.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

Enel	Enel S.p.A.

An Italian energy company with multinational operations in the power and gas markets. A 60.6% beneficial owner of Enel Chile as of December 31, 2017 and 61.9% owner of Enel Chile’s voting shares (excluding Enel Chile’s treasury stock which will be cancelled) as of the date of this Report and after giving effect to the 2018 Reorganization, and our ultimate parent company.

Enel Américas	Enel Américas S.A.

An affiliated related publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Peru, and which is controlled by Enel. Formerly known on an interim basis as Enersis Américas S.A. and prior to that as Enersis S.A.

Enel Chile	Enel Chile S.A.

Our parent company, a publicly held limited liability stock

corporation incorporated under the laws of the Republic of Chile in connection with its demerger from Enersis S.A., with subsidiaries engaged primarily in the generation and distribution of electricity in Chile, and which is controlled by Enel. Formerly known on an interim basis as Enersis Chile. S.A. Owner of 60.0% of our shares as of December 31, 2017 and 93.6% of our shares as of the date of this Report and after giving effect to the 2018 Reorganization.

Enel Distribución	Enel Distribución Chile S.A.	Chilean electricity distribution company owned by Enel Chile operating in the Santiago metropolitan area. Formerly known on an interim basis as Chilectra Chile S.A. and prior to that as Chilectra S.A.

Enel Generación	Enel Generación Chile S.A.

Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with electricity generation operations in Chile. Registrant of this Report. Formerly known as Empresa Nacional de Electricidad S.A. or Endesa Chile.

EGP Chile	Enel Green Power Chile Ltda.

A closely held stock corporation organized under the laws of the Republic of Chile, with non-conventional renewable electricity generation operations and since April 2, 2018, a consolidated subsidiary of Enel Chile.

EGPL	Enel Green Power Latin America S.A.	A closely held stock corporation organized under the laws of the Republic of Chile that merged with Enel Chile on April 2, 2018. As a result, Enel Chile now consolidates EGP Chile.

GasAtacama	GasAtacama Chile S.A.	A company engaged in gas transportation and electricity generation in northern Chile and our subsidiary.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company subsidiary which previously held GasAtacama. GasAtacama Holding merged into Celta during 2016, which later merged into GasAtacama.

Gener	AES Gener S.A.	A Chilean generation company and our competitor in Chile.

GNL Quintero	GNL Quintero S.A.

A company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay at which LNG is unloaded, stored and regasified. We sold our 20% stake in this company to Enagas Chile S.p.A., an unaffiliated company, in September 2016.

HidroAysén	Centrales Hidroeléctricas de Aysén S.A.

A company created to develop a hydroelectric project in the Aysén region, southern Chile. We owned 51% of HidroAysén and Colbún, an unaffiliated company, owned the remaining 49%. The company terminated its activities in 2017.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, solar or tidal energy.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A publicly held limited liability Chilean electricity stock corporation, owner of three power stations in the Maule River basin and our subsidiary.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendence of Electricity and Fuels, the governmental authority that supervises the Chilean electricity industry.

SEN	Sistema Eléctrico Nacional	The National Electricity System is the Chilean national interconnected electricity system formed in November 2017 through the integration of the SIC and SING.

SIC	Sistema Interconectado Central	Chilean central interconnected electricity system that was integrated with the SING in November 2017 to form a single interconnected system, the SEN.

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile that was integrated with the SIC in November 2017 to form a single interconnected system, the SEN.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit equivalent to Ch$ 26,798.14 as of December 31, 2017.

UTA	Unidad Tributaria Anual

Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes. For December 2017, one UTM was equivalent to Ch$ 46,972 and one UTA was equivalent to Ch$ 563,664.

INTRODUCTION

As used in this Report on Form 20-F (the “Report”), first person personal pronouns such as “we,” “us” or “our”, as well as “Enel Generación Chile”, “Enel Generación” or the “Company”, refer to Enel Generación Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries, jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2017.

We are a Chilean company engaged in the electricity generation business in Chile directly and through our subsidiaries and jointly-controlled entities and are the surviving company spun off from Empresa Nacional de Electricidad S.A. (“Endesa Chile”).

As of the date of this Report and after giving effect to the 2018 Reorganization, (i) our direct controlling entity, Enel Chile S.A. (“Enel Chile”), owns 93.6% of our shares and (ii) Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, beneficially owns 61.9% of Enel Chile (excluding Enel Chile’s treasury shares which will be cancelled), as of the date of this Report and after giving effect to the 2018 Reorganization, and is our ultimate controlling shareholder with an economic interest of 57.9% in our Company. For additional information relating to the 2018 Reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — The 2018 Reorganization.”

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2017, one UF was equivalent to Ch$ 26,798.14. The U.S. dollar equivalent of one UF was US$ 43.59 as of December 31, 2017, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2017 of Ch$ 614.75 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been carried out at the rates applicable as of December 31, 2017.

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

Solely for the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2017, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

Prior to 2016, our financial statements included non-Chilean businesses in South America. During 2016, we carried out a reorganization process, which involved the separation of our Chilean and non-Chilean electricity businesses in South America, resulting in us retaining only the Chilean electricity businesses, effective as of March 1, 2016. All operations regarding the former non-Chilean businesses in South America have been presented as discontinued operations. In order to comply with conditions established under IFRS, the financial statements for the year ended as of December 31, 2016 include discontinued operations for two months while the financial statements for the year ended December 31, 2015 include discontinued operations for twelve months. The financial statements for the year ended as of December 31, 2017 do not include discontinued operations. For additional information relating to the reorganization, please see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization.”

Technical Terms

References to “TW” are to terawatts (1012 watts or a trillion watts); references to “GW” and “GWh” are to gigawatts (109 watts or a billion watts) and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts (106 watts or a million watts) and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts (103 watts or a thousand watts) and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately

1,055 joules. References to “Hz” are to hertz; and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW. The installed capacity we are presenting in this Report corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

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

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enel Generación in its related companies. We could have direct and indirect interest is such companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we directly own a 6% equity stake in an associate company and 40% is directly held by our 60%-owned subsidiary, our economic interest in such associate would be 60% times 40% plus 6%, equal to 30%.

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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	demographic developments, political events, economic fluctuations and interventionist measures by authorities in Chile;
•	water supply, droughts, flooding and other weather conditions;
•	changes in Chilean environmental regulations and the regulatory framework of the electricity industry;
•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;
•	the nature and extent of future competition in our principal markets; and
•	the factors discussed below under “Risk Factors.”

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

RECENT DEVELOPMENTS

On April 2, 2018, Enel Chile completed a corporate reorganization to consolidate Enel’s conventional and non-conventional renewable energy business in Chile under one company. The corporate reorganization involved a tender offer for all of our outstanding shares of common stock (including in the form of American Depositary Shares or “ADSs”) other than shares owned by Enel Chile (the “Tender Offer”), a capital increase, including a preemptive rights offering, and a merger of Enel Green Power Latin America S.A. (“EGPL”) with and into Enel Chile. For additional information relating to the 2018 Reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — The 2018 Reorganization.”

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 are derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2015, 2014 and 2013, and for the year ended December 31, 2014 and 2013 is derived from our consolidated financial statements not included in this Report. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Amounts in the tables are expressed in millions, except for ratios, operating data and data for shares and American Depositary Shares (“ADS”). For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2017, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 614.75 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. For more information concerning historical exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” below.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	As of and for the year ended December 31,
	2017(1)	2017	2016	2015	2014	2013
	(US$ millions)		(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	2,660	1,634,937	1,659,727	1,543,810	1,230,975	970,037
Operating costs(2)	(1,905)	(1,171,077)	(1,228,341)	(1,141,991)	(978,713)	(700,715)
Operating income from continuing operations	755	463,860	431,386	401,819	252,262	269,322
Financial results(3)	(59.6)	(36,610)	(35,679)	(114,252)	(77,345)	(73,995)
Other gains	184	113,089	121,491	4,015	42,652	2,514
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(4)	(2,697)	7,878	8,905	(54,353)	24,309

Income from continuing operations before income taxes	875	537,642	525,077	300,487	163,216	222,150
Income tax expense, from continuing operations	(182)	(112,100)	(83,217)	(76,656)	(94,058)	(36,995)
Net income from continuing operations	692	425,542	441,860	223,831	69,158	185,155
Profit after tax from discontinued operations	—	—	79,572	411,190	489,919	378,351
Net income for the year	692	425,542	521,432	635,021	559,077	563,506

Net income attributable to the parent Company	681	418,454	472,558	392,868	276,027	353,927
Net income attributable to non-controlling interests	12	7,088	48,874	242,153	283,050	209,579
Basic and diluted earnings per share from continuing operations (Ch$/US$ per share)	0.08	51.0	52.8	25.9	6.8	21.1
Basic and diluted earnings per share from continuing operations (Ch$/US$ per ADS)	2.49	1,531	1,583	777	204	633
Total Basic and diluted earnings per share (Ch$/US$ per share)	0.08	51.0	57.6	47.9	33.5	43.2
Total Basic and diluted earnings per ADS (Ch$/US$ per ADS)	2.49	1,531	1,729	1,437	1,005	1,295
Cash dividends per share (Ch$/US$ per share)	0.05	28.8	14.6	20.4	21.6	14.3
Cash dividends per ADS (Ch$/US$ per ADS)	1.41	864	437	612	647	429
Number of shares of common stock (millions)		8,202	8,202	8,202	8,202	8,202

Consolidated Statement of Financial Position Data
Non-current assets and disposal groups held for sale or distribution to owners	6.8	4,205	12,993	3,889,706	7,979	—
Total assets	5,782	3,554,462	3,399,682	7,278,770	7,237,672	6,762,125
Non-current liabilities	1,662.6	1,022,092	1,114,145	1,207,005	2,321,048	1,935,919
Liabilities associated with disposal groups held for sale or distribution to owners	—	—	—	1,851,784	5,490	—
Equity attributable to the parent company	3,191	1,961,518	1,700,962	2,648,190	2,700,280	2,651,968
Equity attributable to non-controlling interests	45	27,496	28,798	895,700	823,606	935,846
Total equity	3,235	1,989,014	1,729,760	3,543,890	3,523,886	3,587,814
Capital stock(4)	1,038	638,289	638,289	1,537,723	1,537,723	1,537,723
Other Consolidated Financial Data
Capital expenditures (CAPEX)(5)	3	1,943	194,880	537,805	421,314	292,017
Depreciation, amortization and impairment losses(6)	191	117,282	163,386	115,042	113,766	92,577

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 614.75 per U.S. dollar, as of December 31, 2017.
(2)

Operating costs represent raw materials and supplies used, other work performed by the entity, employee benefits expenses, depreciation and amortization expenses, impairment losses recognized in the period’s profit or loss and other expenses.

(3)	Financial results represent (+) financial income, (-) financial costs, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.
(4)	Capital stock represents issued capital plus share premium.
(5)	CAPEX figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.
(6)	For further detail please refer to Notes 8c and 27 of the Notes to our consolidated financial statements

	As of and for the year ended December 31,
	2017	2016	2015	2014	2013
OPERATING DATA
Installed capacity (MW)(1)	6,351	6,351	6,351	6,351	5,571
Generation (GWh)(1)	17,073	17,564	18,294	18,063	19,438

(1)	The 2014 and 2015 data includes the capacity and generation of GasAtacama, as a result of its consolidation. Prior to 2014, our unconsolidated interest in GasAtacama was excluded.

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

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign currency exchange houses and travel agencies, among others. The Central Bank of Chile has the authority to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions that must be carried out through the Formal Exchange Market.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2017, the U.S. dollar Observed Exchange Rate was Ch$ 614.75 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-end
Month ended
March 2018	595.93	609.58	n.a.	603.39
February 2018	588.28	603.07	n.a.	593.61
January 2018	599.33	609.49	n.a.	603.25
December 2017	614.75	655.74	n.a.	614.75
November 2017	629.21	645.32	n.a.	645.32
October 2017	619.68	640.52	n.a.	636.80
Year ended December 31,
2017	614.75	679.05	649.11	614.75
2016	645.22	730.31	676.67	669.47
2015	597.10	715.66	654.66	710.16
2014	527.53	621.41	570.34	606.75
2013	466.50	533.95	498.83	524.61

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of April 24, 2018, the U.S. dollar Observed Exchange Rate was Ch$ 599.87 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the appreciation of the year-end Chilean peso in 2017, one determines the percentage of change between the reciprocal of Ch$ 669.47, the value of one U.S. dollar as of December 31, 2016, or 0.001494, and the reciprocal of Ch$ 614.75, the value of one U.S. dollar as of December 31, 2017, or 0.001627. In this example, the percentage change between the two periods is 8.9%, which represents the 2017 year-end appreciation of the Chilean peso against the 2016 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2013 through December 31, 2017, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2017	614.8	8.9
2016	669.5	6.1
2015	710.2	(14.6)
2014	606.8	(13.5)
2013	524.6	(8.5)

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.
B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.

All of our operations are located in Chile.  Accordingly, our revenues are affected by the performance of the Chilean economy.  If local, regional or worldwide economic trends adversely affect the Chilean economy, our financial condition and results from operations could be adversely affected.  Moreover, insufficient cash flows for our subsidiaries could result in their inability to meet debt obligations and the need to seek waivers to comply with restrictive debt covenants and increasing costs for subsequent financings.

The Chilean government has exercised in the past, and continues to exercise, a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies.

Future adverse developments in Chile or changes in policies regarding exchange controls, regulations and taxation may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition.  Inflation, devaluation, social instability and other political, economic or diplomatic developments, could also reduce our profitability.  In addition, Chilean financial and securities markets are influenced by economic and market conditions in other countries and may be affected by events in other countries, which could adversely affect the value of our securities.

Our businesses depend heavily on water supply, and the occurance of droughts, flooding, storms, oceanographic currents and other weather conditions and may adversely affect our operations and profitability.

Approximately 55% of our installed generation capacity in 2017 was hydroelectric.  Accordingly, dry hydrological conditions could adversely affect our business, results of operations and financial condition.  Our results have been adversely affected when hydrological conditions in Chile have been below their historical average.

We have entered into certain agreements with the Chilean government and local irrigators regarding the use of water for hydroelectric generation purposes, during periods of low water levels, if drought conditions persist or become worse, we may face increased pressure by the Chilean government or other third parties to further restrict our water use.

The below-average hydrological conditions not only reduce our ability to operate our hydroelectric plants at full capacity, but also may result in increased water transportation costs for the operation of the San Isidro thermal power plant (778 MW) for cooling purposes.  In addition, thermal plant operating costs can be considerably higher than those of hydroelectric plants.  Our operating expenses increase during these drought periods when thermal plants are used more frequently.  We may need to buy electricity at higher spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts.  For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results —1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company —a. Generation Business.”

Droughts also indirectly affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal, in the following manner:

•

Our thermal plants require water for cooling and droughts not only reduce the availability of water, but also increase the concentration of chemicals, such as sulfates in the water.  The high concentration of chemicals in the water that we use for cooling increases the risk of damaging the equipment at our thermal plants as well as the risk of violating environmental regulations.  As a result, we have had to purchase water from agricultural areas that are also experiencing water shortages. These water purchases may increase our operating costs and may require us to negotiate with the local communities.

•

Thermal power plants that burn natural gas generate emissions such as nitrogen oxide (NO), carbon dioxide (CO2) and carbon monoxide (CO) gases.  When operating with diesel they release NO, sulfur dioxide (SO2) and particulate matter into the atmosphere.  Coal fired plants generate emissions of SO2 and NO.  Therefore, greater use of thermal plants during periods of drought generally increases the risk of producing a higher level of pollutants, which also would decrease our operating income due to the payment of so called “green taxes” (see “Environmental regulations may cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures” below).

It may take an extended period of time to fully recover from the drought that has been affecting the regions where most of our hydroelectric plants are located and new drought periods may recur in the future.  A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

Governmental regulations may adversely affect our businesses.

Our businesses and the tariffs that we charge to our customers are subject to extensive regulation and these regulations may adversely affect our profitability.  For example, governmental authorities might impose material rationing policies during droughts or prolonged failures of power facilities, which may adversely affect our business, results of operations and financial condition.

Governmental authorities may also delay the distribution tariff review process, or tariff adjustments may be insufficient to pass through all of our costs to customers.  Similarly, electricity regulations issued by governmental authorities in Chile may affect the ability of our generation companies to collect revenues sufficient to cover their operating costs.

The inability of any company in our consolidated group to collect revenues sufficient to cover operating costs may affect the ability of that company to operate as a going concern and may otherwise have an adverse effect on our business, financial results and operations.

In 2014, the Chilean government implemented the Energy Agenda, with an emphasis on promoting non-conventional renewable energy (“NCRE”) sources aimed at diversifying conventional energy sources and reducing the cost of electricity.  Solar and wind sources are the NCRE technologies most widely used.  NCRE facilities dispatch energy at very low marginal costs, and substitute expensive sources, such as conventional thermal plants.  However, wind and solar sources have higher intermittency since they can only generate electricity when the wind blows or the sun shines.  Handling this intermittency requires integration and flexibility from the rest of the grid’s power plants.  The National Electricity Coordinator (“CEN”) coordinates dispatch from all sources.  The balance of production not supplied by hydro and NCRE plants comes from thermal plants, which are among the most expensive producers, and in some cases, are subject to operating restrictions.  Authorities sometimes request that thermal generators reduce their “technical minimum power capacity,” the minimum capacity at which a power plant should be safely and permanently operated, and its “minimum operating time” as specified by the turbine manufacturer.  A turbine that operates for less than the manufacturers’ recommended minimum time, or at less than the technical minimum power capacity, is subject to higher maintenance costs, which are not always recognized by the CEN.  Generation below the technical minimum power capacity may also have adverse environmental effects.  The CEN has the authority to audit power plant technical parameters, and impose fines or request injunctions.

Changes in the regulatory framework are often submitted to the legislators and administrative authorities and, some of these changes could have a material adverse impact on our business, results of operations and financial condition.

Regulatory authorities may impose fines on our subsidiaries due to operational failures or any breach of regulations.

Our electricity businesses are subject to regulatory fines for any breach of current regulations, including energy supply failures.  Such fines may be imposed for a maximum of 10,000 Annual Tax Units (“UTA” in its Spanish acronym), or Ch$ 5.6 billion using the UTA as of December 31, 2017.  Our electricity generation subsidiaries are supervised by local regulatory authorities and are subject to fines in cases where, in the opinion of the regulatory authority, operational failures affecting the regular energy supply to the system, including coordination issues, are the fault of the generator.  Regulations establish a compensation fee to end customers when energy is interrupted more than the standard allowed time due to events or failures affecting transmission facilities.  Compensation is a proportion of the energy not supplied with a minimum value between 20,000 UTA (Ch$ 11.3 billion) and the previous year's energy sales revenues in the case of generators.

In 2015, the CDEC-SING audited GasAtacama’s thermal plant and reported its findings to the Superintendence of Electricity and Fuels (“SEF”), which in August 2016 fined GasAtacama 10,000 UTA (Ch$ 5.6 billion as of December 31, 2017) for allegedly providing inaccurate information to the CDEC-SING.  In 2017, Gener, a competitor, requested Enel Generación to pay US$ 65.8 million as compensation for their alleged overpayments to GasAtacama associated with the technical minimum power capacity reported by GasAtacama at 310 MW with a 30‑hour minimum operating time that was later estimated by the CEN at only 118 MW and just a 2‑hour minimum time. Further compensation claims from other market players may arise in the future and further fines to any of our plants could adversely affect our business, results of operations and financial condition.

We depend in part on payments from our subsidiaries and associates to meet our payment obligations.

In order to pay our obligations, we may rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries.  The ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties and limitations that may be imposed by local authorities, except for legal minimums.

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

We are involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us.  We will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending lawsuits and proceedings against us.  For further information on litigation proceedings, please see Note 33.3 of the Notes to our consolidated financial statements.

Environmental regulations may cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.

Our operating subsidiaries are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain construction and operating permits from both local and national regulators.

The approval of these environmental impact studies may be withheld by governmental authorities and therefore their processing time may be longer than expected.

Environmental regulations for existing and future generation capacity have become stricter and now require increased capital investments.  For example, we performed improvements to our Tarapacá power plant for which the estimated total investment in reducing and monitoring emissions is Ch$ 68,240 million.  Any delay in meeting the standards constitutes a violation of the regulations.  Failure to certify the original implementation and ongoing emission standard requirements of such monitoring system may result in significant penalties and sanctions or legal claims for damages.  We expect that even more restrictive emission limits will be established in the future.  Between 2016 and 2017, we paid fines amounting to Ch$ 4.9 billion for non-compliance with environmental license requirements and failure to submit the monitoring reports for our Bocamina, Huasco and Diego de Almagro thermal plants in past years.

The 2014 tax reform law established an annual green tax on stationary power generators, such as thermal generators, based on their emission of pollutants in the previous year.  This green tax is payable in 2018 and is applicable to all our thermal facilities.  Our plants have reported their emissions during 2017, recognizing a tax liability as of December 31, 2017 in the amount of Ch$ 17.3 billion, which was paid in April 2018.  Tax expense may continue to increase in the future, and discourage thermal electricity generation.

Our power plants, both in operation and under development, may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders.  If we are unable to effectively manage real or perceived issues that could impact us negatively, our business, results of operations and financial condition could be adversely affected.

In 2015, Chilean governmental authorities established procedures that require all stakeholders to participate in the preliminary phase of the evaluation process.  Plants built before the adoption of these rules that were not submitted to local consultation may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, any of whom may impact the sponsoring company’s reputation and goodwill.  The projects that require consultation with local stakeholders in their evaluation process may be rejected or their development may be impeded or slowed down.  Our stakeholders may also seek injunctive or other relief, which could negatively impact us if they are successful.  Moreover, projects that do not require consultation with local stakeholders may be subject to intervention or suffer continuous resistance, delaying their approval process or development.  In 2013‑2016, the Bocamina II power plant encountered substantial opposition from local fishermen’s unions that claimed that our facility negatively affected marine life and caused pollution, which resulted in the interruption of the operation of the power plant for over a year.  In July 2015, the Bocamina II power plant resumed operations but then a second group of fishermen illegally occupied a high-voltage pylon which supports the transmission lines owned by Transelec S.A. and serve our power plants.  As a consequence, both Bocamina I and II plants were temporarily shut down.  The financial effects of this illegal occupation and electricity transmission interruption amounted to a Ch$ 2.8 billion reduction in operating income.  Such groups may have the ability to block our power plants and directly affect our results.

The operation of our thermal power plants, especially coal power plants, may also affect our goodwill with stakeholders, due to greenhouse gas emissions, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders and ultimately lead to projects and operations that may be abandoned, causing our share prices to drop and hindering our ability to attract and retain valuable employees, any of which could result in an impairment of our goodwill with stakeholders.

Power plant construction may encounter delays and significant cost over-runs.

Our power plant projects may be delayed in obtaining regulatory approvals, or may face shortages and increases in the price of equipment, materials or labor, and they may be subject to construction delays, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, and human error.  Any such event could adversely impact our results of operations and financial condition.

Market conditions at the time when the projects are initially approved may significantly differ from those that prevail when the projects are completed, which in some cases make such projects commercially unfeasible.  This has been the case of many of our former projects, which were initially planned under completely different market conditions with higher energy prices prevailing in the market and less competition than currently exists, especially with the growth of NCRE sources.  Deviations in these assumptions, including the estimation of the timing and expenditures related to these projects, may lead to cost over-runs and a completion time widely exceeding our initial estimates, which in turn may have a material adverse effect on our business, results of operation and financial condition.  In 2016‑2017, we recorded over Ch$ 90 billion in impairment losses and write-offs due to the abandonment of such projects.

We are currently constructing the Los Cóndores project, a 150 MW run-of-the-river hydroelectric plant. We began the initial evaluation of Los Cóndores, which also includes a transmission line, in 1991, and we originally expected to begin operations in 2012.  The project has been delayed for many reasons, including its redesign due to a technological construction change, which required a new emviromental approval.  Finally, construction began during 2014 and the project’s commercial start-up has now been deferred until 2020, with an estimated aggregate investment of US$ 940 million, significantly greater than the initial project, although the two are not completely comparable because of the different design and the higher standards employed today.

The locations where we may develop new projects are also sometimes highly challenging in terms of geographical topography, in some cases in mountain slopes with very limited access.  These factors may also lead to significant delays and cost overruns.

Political events or financial or other crises in any region worldwide can have a significant impact in Chile, and consequently, may adversely affect our operations as well as our liquidity.

Chile is vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect growth.    For example, the 2016 U.S. presidential election considerably increased the volatility of financial markets worldwide due to the uncertainty of political decisions.  New policies adopted by the U.S. could affect world markets and global trade and result in renewed volatility, especially in commodity prices.   Instability in the Middle East or in any other major oil producing region could also result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.  Even temporary or threatened U.S. government shut‑downs, such as those of early 2018, can have a very adverse effect on the timing, execution and increased expense associated with our major transactions and reorganizations.

An international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new financings on the same historical terms and conditions that we have benefited from to date.  Political events or financial or other crises could also diminish our ability to access the Chilean and international capital markets or increase the interest rates available to us.  Reduced liquidity could, in turn, adversely affect our capital expenditures, our long term investments and acquisitions, our growth prospects and our dividend payout policy.

We may be unable to enter into suitable acquisitions or successfully integrate businesses that we acquire.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future.  The acquisition and integration of independent companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures.  If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees, amortization expenses related to tangible assets and the diversion of management’s attention from other business concerns.  In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple businesses could have a material adverse effect on our business, financial condition or results of operations.

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

In addition, Chilean Congress has discussed amendments to the Water Code since 2014 in order to prioritize the use of water by defining its access as a basic human need that must be guaranteed by the State.  The amendment will establish that water use for human consumption, domestic subsistence and sanitation will always take precedence, in both the granting and limiting the exercise of rights of exploitation.  Under the proposal: (i) new water use concessions would be limited to 30 years, which would be extendable with respect to water rights actually used during the 30-year period, unless the Chilean Water Authority demonstrates the water rights have not been used effectively; (ii) new non-consumptive water rights would expire if the holder does not exercise the rights within eight years; (iii) existing non-consumptive water rights which have not been used would expire within eight years from the date of enactment of the new Water Code; and (iv)  the preservation of water environmental flows to protect the ecosystem was added for both consumptive and non-consumptive water use and empowers the Chilean Water Authority to mandate an environmental flow requirement for existing water rights.  Restrictions enacted to preserve environmental flows would reduce water availability for generation purposes.

Any limitations on our water rights, our need for additional water rights, or our unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The Chilean peso has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future.  Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars.  Although a substantial portion of our operating cash flows is linked to U.S. dollars (primarily coming from the generation business), we generally have been and will continue to be exposed to fluctuations of the Chilean peso against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar and the potential difficulty of obtaining loans in the same currency as our operating cash flow.

Because of this exposure, the U.S. dollar value of cash generated by our subsidiaries can decrease substantially due to peso devaluations against the U.S. dollar.  Future volatility in the exchange rate of the currency in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition.

Our long-term electricity sale contracts are subject to fluctuations in the market prices of certain commodities, energy and other factors.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long term electricity sales contracts into which we have entered, and the fact that currently 97% of our expected annual generation is sold under contracts with terms of at least five years.  We have material obligations as selling parties under long term fixed-price electricity sales contracts.  Prices in these contracts are indexed according to different commodities, exchange rates, inflation, and the market price of electricity.  Adverse changes to these indices would reduce the rates we charge under our long term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel Chile owns 93.6% of our shares and Enel’s economic interest in us is 57.9% (excluding Enel Chile’s treasury stock which will be cancelled), as of the date of this Report and after giving effect to the 2018 Reorganization.  Enel, our controlling shareholder, has the power to determine the outcome of substantially all material matters that require shareholder votes in accordance with Chilean corporate law, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the adoption of our dividend policy.  Enel also exercises significant influence over our business strategy and operations.  Its interests may in some cases differ from those of our minority shareholders.  Certain conflicts of interest affecting Enel in these matters may be resolved in a manner that is different from interests of our company or our minority shareholders.

After giving effect to the 2018 Reorganization, the ownership interest of our minority shareholders was considerably reduced, from 40% to 6.4%.  However, as long as there are minority shareholders, potential conflicts of interests may continue to arise.  The 2018 Reorganization increased the indirect controlling interest of Enel as our ultimate controlling shareholder to 57.9% (excluding Enel Chile treasury stock which will be cancelled) and the interest of Enel Chile to 93.6%.  However, this increase in the controlling interest may not necessarily eliminate the potential conflicts of interests between us and the business formerly held by EGPL that are now owned by Enel Chile.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants.  Our facilities may be damaged by earthquakes, flooding, fires, and other catastrophic disasters arising from natural or accidental human causes, as well as acts of protest, vandalism, riot, and terrorism.  A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance.  There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximum amounts.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2017, our consolidated interest-bearing debt totaled Ch$ 778 billion.

Our consolidated interest-bearing debt had the following maturity profile:

•	Ch$ 17 billion in 2018;
•	Ch$ 15 billion in 2019-2020;
•	Ch$ 16 billion in 2021-2022; and
•	Ch$ 730 billion thereafter.

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

In the event that we breach any of these contractual provisions, our debtholders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable.  We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us.  In the absence of such refinancing, we could be forced to dispose of assets in order to make the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets.  Furthermore, we may be unable to sell our assets quickly enough, or at sufficiently high prices, to enable us to make such payments.

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

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell.  This dependence exposes us to several risks.  If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity.  If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient.  If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results.  The construction of new transmission lines may take longer than in the past, mainly because of social and environmental requirements that are creating uncertainty on the probability of completing the projects.

There have been blackout events in the past due to the failure of transmission lines, which exposed weaknesses in the transmission grid and its need for expansion and technological improvements to increase its reliability.  Additional failures of transmission lines may occur in the future.

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

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States or other developed countries.  The low liquidity of the Chilean market may impair the ability of shareholders to sell shares, or holders of ADSs to sell shares of our common stock withdrawn from the ADS program, into the Chilean market in the amount and at the price and time they wish to do so.  Also, the liquidity and the market for our shares or ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability.  The price of our securities may also decline as a result of the 2018 Reorganization.

In addition, Chilean securities markets may be affected to varying degrees by economic and market conditions and developments in Latin American countries, other emerging markets and elsewhere in the world.  Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value and the liquidity of securities for Chilean issuers.  An increase in the perceived risks associated with investing in South American countries and elsewhere in the world could lessen capital flows to Chile and adversely affect the Chilean economy in general, and the interest of investors in our shares or ADSs in particular.

The price or the liquidity of our shares or ADSs may be negatively affected by events in Latin American markets or the global economy in general.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

All of our investments are located outside of the United States.  All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well.  If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States, against them in United States or Chilean courts.  In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Interruption or failure of our information technology and communications systems or external attacks to or breaches of these systems could have an adverse effect on our operations and results.

We depend on information technology, communication and processing systems (“IT Systems”) to operate our businesses, the failure of which could adversely affect our business, results of operations and financial condition.  In our generation business, IT systems are critical in monitoring our power plants’ operations, maintaining generation and network performance, adequately generating invoices to customers, achieve operating efficiencies and meeting our service targets and standards.  Temporary or long-lasting operational failures of any of these IT Systems, either intentional or not, could have a material adverse effect on our results of operations.  Cyber-attacks can have an adverse effect on our image and our relationship with the community.  Over the last few years, global cyber-attacks on security systems, treasury operations, and IT Systems have intensified worldwide.  We are exposed to cyber-attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including customer information.  We are also exposed to denial-of-service attacks that may affect the accessibility of our services to our users and attacks that may affect our domain name systems, preventing the use of certain useful web pages and applications.

Those holders who did not tender their securities in the 2018 Reorganization will continue to be our minority shareholders and ADS holders.  The value of any of our securities not tendered in the 2018 Reorganization could decrease, and there may not be a liquid market for our securities following the completion of the 2018 Reorganization.

Following the completion of the 2018 Reorganization, those holders who did not tender their securities will continue to be our minority shareholders and ADS holders with a very limited ability to influence the outcome of any matters that are or can be subject to shareholder approval, including the appointment of directors, acquisition or disposition of substantial assets, the issuance of capital stock and other securities and the payment of dividends on our securities.  Furthermore, the market for our securities may become illiquid.  As a result, any future sale of our securities could be at a price per share or ADS significantly lower than the offer price in the 2018 Reorganization.  In addition, the potential lack of market liquidity after completion of the offers could also increase the difficulty of selling our securities in large blocks without adversely affecting their price.  Our shares may also lose the “sufficient stock market liquidity” (presencia bursátil) status on the Chilean Stock Exchanges, which would result in loss of a capital gains tax exemption for certain holders of our shares under Chilean law.

In addition, it is possible that after completion of the 2018 Reorganization, our securities will fail to meet the criteria for continued listing on Chilean Stock Exchanges or the NYSE.  If this were to happen, our securities could be delisted from one or more of these exchanges.  In the event our securities are delisted, the value of any of our securities not tendered in the 2018 Reorganization could decrease to a price per share significantly lower than the consideration offered in the offers of the 2018 Reorganization.

Item 4.Information on the Company

A.	History and Development of the Company.

We are a publicly held limited liability stock corporation originally organized on December 1, 1943 under the laws of the Republic of Chile. Since 1943, we have been registered in Santiago with the CMF (which replaced the SVS) under Registration No. 0114. We have also been registered with the SEC under the commission file number 001-13240 since 1994. We are legally referred to by our full name Enel Generación Chile S.A. as well as by the abbreviated name “Enel Generación Chile” or “Enel Generación.”  Our shares are listed and traded on the Chilean Stock Exchanges and our ADSs are listed and traded on the NYSE.

Our contact information in Chile is:

Contact Person:	Nicolás Billikopf
Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Email:	nicolas.billikopf@enel.com
Telephone:	(56-2) 2353-4628
Web site:	www.enelgeneracion.cl

We are an electric utility company engaged, directly and through our subsidiaries and affiliates, in the generation businesses in Chile. As of December 31, 2017, we had 6,351 MW of installed capacity, with 28 generation facilities and a total of 111 generation units. Of our total installed capacity, 55% consists of hydroelectric power plants and includes, among others, Ralco with 690 MW, Pehuenche with 570 MW, El Toro with 450 MW, Rapel with 377 MW, and Antuco with 320 MW. 77% of our thermoelectric installed capacity is gas/fuel oil power plants, and the remaining is coal-fired steam power plants. As of December 31, 2017, we had consolidated assets amounting to Ch$ 3,554 billion and operating revenues of Ch$ 1,635 billion.

The Chilean government owned Enel Generación from our incorporation in 1943 under the name Empresa Nacional de Electricidad S.A., until 1987, when the Chilean government commenced a privatization process through a series of public offerings. The privatization process was completed in 1989.

In Chile, in 2004, the Company inaugurated the power plant Ralco adding 690 MW of hydroelectric capacity to the Chilean electricity system.  In 2007, we formed Centrales Hidroeléctricas de Aysén S.A. (“HidroAysén”) to develop a hydroelectric project in to provide 2,750 MW of new installed capacity; however, the company was terminated during 2017. Also the first phase of the San Isidro II combined-cycle thermal power plant with a capacity of 248 MW, began operations and Canela, our first wind farm power plant, became commercial.  In 2008, San Isidro II combined-cycle thermal power plant started up adding 151 MW of additional capacity, the TalTal thermal plant added 245 MW and the 9 MW Ojos de Agua mini-hydro plant began operations.  In 2012, the Bocamina II thermal power plant started commercial operations adding 350 MW of installed capacity to the Chilean electricity system.  The power plant benefits from harbor services as well as some ancillary facilities of the first unit built, Bocamina I, which started operations in the 1970s.

During the last few years, our business strategy has focused on increasing our shareholdings in subsidiaries, selling certain non-strategic assets and reducing the number of companies by simplifying our corporate structure, mainly through mergers.

We have conducted the following sales of non-core assets over the past few years:

•

On January 9, 2015, we and our subsidiary Central Eléctrica de Tarapacá S.A. (“Celta”) sold 100% of the shares that were jointly held in Sociedad Concesionaria Túnel El Melón S.A. (“Túnel El Melón”) to Independencia S.A., a Chilean private equity fund. Túnel El Melón is a 2.5 kilometer two-lane highway tunnel, located between the provinces of Petorca and Quillota in the Valparaíso region, Chile.

•

On September 14, 2016, we sold our 20% equity interest in GNL Quintero S.A. (“GNL Quintero”), to Enagás Chile S.p.A. We obtained the 20 % interest in GNL Quintero in 2007, as part of a consortium we formed along with ENAP, Metrogas and British Gas to build the LNG regasification facility in the Quintero Bay. Partial commercial operations of the facility began in September 2009 and full commercial operations began on January 1, 2011.

•

On December 16, 2016, we sold our 42.5% equity interest in Electrogas S.A. (“Electrogas”).  Electrogas is a company dedicated to the transportation of natural gas and other fuels, which serves our San Isidro and Quintero power plants, among others.  We received the proceeds of this sale, amounting to US$ 180 million (Ch$ 115 billion at that time) on February 7, 2017.

In order to simplify our corporate structure, we have reduced the number of our companies over the last few years:

•

On April 22, 2014, we acquired an additional 50% interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”), which was the parent company of several subsidiaries, including GasAtacama Chile S.A. (“GasAtacama”), a 780 MW generation company located in northern Chile.  We have consolidated GasAtacama since May 1, 2014.

•

During 2016, GasAtacama Holding merged into Celta, which in turn merged into GasAtacama, the surviving company, on November 1, 2016.  Celta was our investment vehicle through which we owned the San Isidro thermal plants, the Pangue hydroelectric plant and the Tarapaca thermal generation facility in addition to our interest in Central Éolica Canela S.A, that owned the Canela wind farms.

•

On November 9, 2017, GasAtacama purchased the 25% minority interest of Central Éolica Canela S.A., which was later dissolved on December 22, 2017.  Our economic interest in GasAtacama was 97.4% as of December 31, 2017.

The 2016 Reorganization

During 2016, our shareholders carried out a reorganization process to separate the Chilean businesses from the non-Chilean businesses (the “2016 Reorganization”).

The first phase of the 2016 Reorganization involved the separation of the respective Chilean and non-Chilean electricity generation, transmission and distribution businesses of Endesa Chile, Chilectra S.A. (“Chilectra”) and Enersis S.A. (“Enersis”) by means of a “demerger” under Chilean law and the subsequent distribution of the shares of the newly created entities to each company’s respective shareholders (collectively, the “Spin-Offs”).  Following the approvals of the Spin-Offs by the shareholders of Enersis, Endesa Chile and Chilectra at their extraordinary shareholders’ meetings held on December 18, 2015, the “demerger” or separation of the businesses occurred on March 1, 2016 and the Spin-Offs were completed in April 2016, with the creation and public listing of the shares of the newly incorporated entities: Enersis Chile S.A. (“Enersis Chile”), Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”).  As a result of the Spin-Offs: (i) Endesa Chile spun-off Endesa Américas, which held the non-Chilean businesses of Endesa Chile, (ii) Chilectra spun-off Chilectra Américas, which held the non-Chilean businesses of Chilectra and (iii) Enersis spun-off Enersis Chile, which held the Chilean businesses of Enersis.

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

As part of this process, Enersis changed its name to Enersis Américas S.A. on March 1, 2016 and subsequently to Enel Américas S.A. on December 1, 2016. On October 18, 2016 (i) Endesa Chile changed its name to Enel Generación Chile S.A.; (ii) Chilectra changed its name to Enel Distribución Chile S.A.; and (iii) Enersis Chile S.A. changed its name to Enel Chile S.A.

The 2018 Reorganization

On August 25, 2017, Enel Chile proposed a corporate reorganization (the “2018 Reorganization”) to consolidate Enel’s conventional and non-conventional renewable energy businesses in Chile under one company, Enel Chile, which will become Enel’s only vehicle to invest in Chile. The 2018 Reorganization involved the following transactions:

•

a cash tender offer by Enel Chile of all outstanding shares of our common stock (including American Depositary Shares or “ADSs”) not owned by Enel Chile (the “Tender Offer”). The Tender Offer was subject to the condition that the tendering holders of Enel Generación shares and ADSs use Ch$236 of the Ch$590 tender offer consideration for each Enel Generación share and Ch$7,080 of the Ch$17,700 tender offer consideration for each Enel Generación ADS to subscribe for shares of our common stock at a subscription price of Ch$82 per Enel Chile share (or Ch$2,460 per Enel Chile ADS) (the "Enel Chile U.S. Share/ADS Subscription Condition”);

•

a capital increase (the “Capital Increase”) to make available a sufficient number of shares of common stock of Enel Chile to deliver to tendering holders of Enel Generación shares and ADSs to satisfy the Enel Chile U.S. Share/ADS Subscription Condition and the Enel Chile Share Subscription Condition in the Tender Offer; and

•

a merger pursuant to which Enel Green Power Latin América S.A. (“EGPL”) merged into Enel Chile (the “Merger”).  EGPL is a closely held stock corporation organized under the laws of the Republic of Chile.  Before the 2018 Reorganization, EGPL was a member of the Enel Green Power group of companies.  Enel Green Power is a transnational company dedicated to electricity generation with renewable resources, which in turn is controlled by Enel.  EGPL is a renewable energy generation holding company engaged, through its wholly owned subsidiary Enel Green Power Chile Ltda. (“EGP Chile”), in the electricity generation business in Chile.

Under Chilean Law, the 2018 Reorganization was deemed a related party transaction, subject to the statutory requirements and protections of the Title XVI of the Chilean Corporations Act.  Therefore, the following additional key requirements were met:

•	directors and executive officers who have an interest in the related party transaction disclosed such interest;

•	unanimously approved by the directors of Enel Generación that did not have an interest in the transaction; and

•

the Board of Directors resolutions adopting the related party transaction were disclosed at the ESM held on December 20, 2017 along with the identification of the board members who approved said transaction.

Additionally, the following requirements were also met:

•	the Board of Directors appointed an independent evaluator to report on the conditions, effects and potential impact of the transaction on the company to shareholders;

•	the Directors’ Committee appointed an additional independent evaluator;

•	the opinions of the independent evaluators were made publicly available; and

•

each director made a publicly available statement as to whether the related party transaction is in the best interest of the company as well as disclosed any relationship with the counterparty or such director’s interest in the related party transaction.

The different steps of the 2018 Reorganization were approved by the respective shareholders of Enel Chile, Enel Generación and EGPL at their extraordinary shareholders’ meetings held on December 20, 2017.  The Tender Offer occurred between February 16, 2018 and March 22, 2018, the preemptive rights offering in connection with the Capital Increase took place between February 15, 2018 and March 16, 2018 and the 2018 Reorganization, in the aggregate, was completed and effective on April 2, 2018

As a result of the consummation of the 2018 Reorganization, Enel Chile remains as our major shareholder. Currently, Enel Chile consolidates the Chilean electricity generation business through us, the Chilean electricity distribution business through Enel

Distribución and the Chilean non-conventional renewable electricity generation business through EGP Chile.  Enel remains as the majority shareholder of Enel Chile with a 61.9% of its voting shares (excluding Enel Chile’s treasury stock which will be cancelled) after giving effect to the 2018 Reorganization and, through its majority ownership share of Enel Chile, also remains as our majority owner and ultimate parent company.

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

For the 2018-2020 period, we expect to make capital expenditures of Ch$ 498 billion, related to investments currently in progress, maintenance of existing generation plants and in the studies required to develop other potential generation projects. For further detail regarding these projects please see “Item 4. Information on the Company — D. Property, Plants and Equipment— Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2018-2020 period and the capital expenditures incurred in 2017, 2016 and 2015:

	Estimated 2018-2020	2017	2016	2015
	(in millions of Ch$)
Capital Expenditure(1)	498,288	206,776	194,880	537,805

(1)	Capex amounts represent effective payments for each year, except for future projections.

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

Capital Expenditures for 2017, 2016 and 2015

Our capital expenditures in the last three years were principally related to the optimization of the 350 MW Bocamina II power plant, improvements to the Tarapacá coal-fired power plant, the construction of the 150 MW Los Cóndores power plant and maintenance of our current power plants. Investments related to the Bocamina II and Tarapacá power plants focused on making improvements to reduce environmental impact.  These improvements were the consequence of environmental injunctions in the case of Bocamina II and new environmental regulations in the case of Tarapacá.  We expect to complete the improvements to Bocamina II in 2018, while those of Tarapacá were completed in 2017.

Our material plans in progress include Los Cóndores project, which began construction in 2014 with completion expected during the second half of 2020.  For further detail of the Los Cóndores project, please see “Item 4. Information on the Company — D. Property, Plants and Equipment. — Projects Under Construction.”

A portion of our capital expenditures is reserved for maintenance, and for the assurance of quality and operational standards of our facilities.   Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

We are a publicly held limited liability stock corporation that operates in Chile. Our core business is electricity generation. We also participate in other activities but that are not core businesses and represent less than 1% of our 2017 revenues. We do not report them as separate business segment in this Report nor in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,			Change
Revenues	2017	2016	2015	2017 vs. 2016
	(in millions of Ch$)			(in %)
Generation	1,634,937	1,659,727	1,543,810	(1.5)
Other businesses and intercompany transaction adjustments	—	—	—	n.a.
Total revenues	1,634,937	1,659,727	1,543,810	(1.5)

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 37 of the Notes to our consolidated financial statements.

We are a generation company in the SEN, representing 34.2% of the electricity market share in 2017.

As of December 31, 2017, we accounted for 27.8% of SEN’s total generation capacity, measured by the installed capacity, according to figures published by the National Electricity Coordinator (“CEN” in its Spanish acronym). Hydroelectric, thermal and wind power represent 54.6%, 44.2% and 1.2% of our total installed capacity in Chile, respectively.

For additional detail on our historical capacity see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

The following tables summarize the information relating to our capacity, electricity generation and energy sales:

ELECTRICITY DATA

	Year ended December 31,
	2017	2016	2015
Number of generating units(1)	111	111	111
Installed capacity (MW)(2)	6,351	6,351	6,351
Electricity generation (GWh)	17,073	17,564	18,294
Energy sales (GWh)	23,356	23,689	23,558

(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”
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

Our consolidated electricity generation sales in 2017 were 23,356 GWh and our production was 17,073 GWh, which represents a 1.4% and 2.8% decrease, when compared to 2016, respectively.

Dividing the electricity generation business into hydroelectric, thermoelectric and other generation is customary in the electricity industry, because each generation type has significantly different variable costs. Thermoelectric generation, for instance, requires the purchase of fuel, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers that normally has minimal variable costs. Of our total consolidated generation in 2017, 56.5% was from hydroelectric sources, 42.7% was from thermal sources, and less than 1% was from wind energy, which is generated by the Canela I and Canela II wind farms, which are subsidiaries of GasAtacama.

The following table summarizes our consolidated generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2017		2016		2015
	Generation	%	Generation	%	Generation	%
Hydroelectric	9,652	56.5	9,078	51.7	11,842	64.7
Thermal	7,292	42.7	8,379	47.7	6,314	34.5
Other generation(1)	129	0.8	107	0.6	138	0.8
Total generation	17,073	100	17,564	100	18,294	100

(1)	Other generation refers to the generation from the Canela I and Canela II wind farms.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2017		2016		2015
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	17,029	72.9	18,516	78.2	17,622	74.8
Unregulated customers	5,586	23.9	4,321	18.2	4,319	18.3
Total contracted sales(1)	22,615	96.8	22,838	96.4	21,940	93.1
Electricity pool market sales	742	3.2	852	3.6	1,618	6.9
Total electricity sales	23,356	100	23,689	100	23,558	100

(1)	Includes sales to distribution companies not backed by contracts.

Dividing sales by customer type in terms of regulated and unregulated customer is useful in managing and understanding the business.  We sell electricity to regulated customers through distribution companies, and to unregulated customers directly.   The sales to distribution companies to supply the distributors’ regulated customers, that is, either residential, commercial or others, are classified as regulated sales and are subject to government regulated electricity tariffs. The sales of generation companies to distribution companies to supply the distributors’ unregulated customers are also classified as regulated sales and are also governed by contracts at a regulated electricity tariff. We directly to large commercial and industrial customers and other generators are classified as unregulated sales and are generally governed by contracts with freely negotiated prices and terms.  Finally, pool market sales are the sales that take place when generation companies are dispatched by the CEN in excess of their contractual obligations and therefore must sell their surplus electricity in the pool market, or when the generators electricity dispatched is less than their contractual commitments with their customers and therefore must purchase the deficit in the pool market.   These purchase and sale transactions among electricity companies are normally carried out in the pool market at the spot price, and do not require a contractual agreement.

The regulatory framework often requires that electricity distribution companies have contracts to support their commitments to small volume customers. Chilean regulations also determine which customers can purchase energy directly in the electricity pool market.

We attempt to minimize the risk of electricity generation deficits resulting from poor hydrological conditions in any given year by limiting our contractual sales requirements to a quantity that does not exceed our estimated electricity production in a dry year.  We consider the available statistical information concerning rainfall, mountain snow and ice, and when they are expected to melt, hydrological levels, and the capacity of key reservoirs to determine our estimated production for a dry year.  In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers to cover the cost of spot market purchases.

In 2022, distribution company contracts awarded in the August 2016 auction will come into effect and therefore the tariffs of our regulated contracts will decrease by 6% as a consequence of the lower prices offered by NCRE providers in the energy auction for distribution companies.  In 2024, contracts awarded in the November 2017 auction will come into effect with an average price of US$ 32.5 per MWh, which is 31.7% lower than the average price of the previous tender process.  We routinely participate in energy bids and we have been awarded long term energy sale contracts that incorporate the expected variable costs considering changes to the most relevant variables.  These contracts secure the sale of our current and expected new capacity and allow us to stabilize our income.  Currently, 39.4% of our expected annual generation is sold under contracts with terms of at least ten years and 96.8% is sold under contracts with terms of at least five years.

In November 2017, the outcome of the latest bidding process was announced.  This process tendered 2,200 GWh per year to be delivered between 2024 and 2043.  The total amount of energy tendered was based on renewable energy offers, thus representing a milestone in the industry.  We were awarded 54% of the tender, corresponding to 1.2 TW at an average price of US$ 34.7 per MWh with a mix of wind, solar and geothermal generation.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low hydrology, the amount of our thermal generation increases. This involves an increase in the amount of fuel required and the costs of its transportation to the thermal generation power plants. Under dry conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate. Therefore, to satisfy our contractual commitments, we may be required to purchase electricity in the pool at spot market prices. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any given year by limiting our contractual sales requirements to a quantity that does not exceed our estimated electricity production in a dry year. We consider the available statistical information concerning rainfall, mountain snow and ice which is expected to melt, hydrological levels, and the capacity of key reservoirs to determine our estimated production for a dry year. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

Seasonality

While our core business is subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, materially affect our operating results and financial condition.

The generation business is affected by seasonal changes throughout the year. During normal hydrological years, snow melts typically occur during the warmer months of October through March. These snow melts increase the level of water in our reservoirs. The months with most precipitation are typically May through August.

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

Operations

We own and operate a total of 111 generation units in Chile both directly and through our subsidiaries, GasAtacama and Pehuenche. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,465 MW, representing 54.6% of our total installed capacity in Chile. There are 22 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,808 MW, representing 44.2% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1.2 % of our total installed capacity in Chile. On November 21, 2017, the integration of the SIC and the SING into one interconnected system was completed and resulted in the creation of the SEN, a new national interconnected system that extends from Arica in the north to Chiloé in the south.

For information on the installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Our total gross electricity generation in Chile accounted for 23.8% of total gross electricity generation in Chile during 2017.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2017	2016	2015(1)
Enel Generación	10,976	11,538	10,450
Pehuenche	2,443	2,369	2,959
Celta(1)	—	—	3,614
GasAtacama(1)	3,654	3,657	1,270
Total	17,073	17,564	18,294

(1)	In November 2016 Celta was merged into GasAtacama.

In 2017, Chilean reservoirs reached 4,277 GWh of energy equivalent, a 1,228 GWh increase, or 40%, compared to 3,049 GWh in 2016. In 2015, the energy equivalent was 4,409 GWh.

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2017		2016		2015
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	9,392	55.0	8,815	50.2	11,557	63.2
Thermal generation	7,292	42.7	8,379	47.7	6,314	34.5
Wind generation – NCRE(1)	129	0.8	107	0.6	138	0.8
Mini-hydro generation – NCRE(2)	260	1.5	263	1.5	285	1.6
Total generation	17,073	100	17,564	100	18,294	100

(1)	Electricity generated by the Canela I and Canela II wind farms.
(2)	Electricity generated by the Palmucho and the Ojos de Agua mini-hydroelectric plants.

Water Agreements

Water agreements refer to the right of a user to utilize water from a particular source, such as a river, stream, pond or groundwater. In times of good hydrological conditions, water agreements are generally not complicated or contentious. However, in times of poor hydrological conditions, water agreements protect our right to use water resources for hydroelectric generation.

Through our subsidiaries, we have three agreements in force with the purpose of utilizing water for both irrigation and hydroelectric generation more efficiently.  Two of them are agreements between Enel Generación and the Chilean Water Works Authority (“DOH” in its Spanish acronym) and are related to the water consumption during the most intense irrigation period (normally from September to April) from Laja Lake and Maule Lagoon, both located in southern Chile. Enel Generación signed the first agreement with the DOH related to Laja Lake and Maule Lagoon on October 24, 1958 and September 9, 1947, respectively.

After four years of studies and dialogue with different sectors making use of water from the Laja Lake, on November 16, 2017, the Operation and Recovery of Laja Lake Agreement was signed, which complements the agreement signed with the DOH in 1958. This agreement provides reasonable irrigation security to irrigators in the area, giving priority to extractions for irrigation when the reservoir is at low levels, which are also used by generation. It also contemplates the use of a certain volume of water to maintain the scenic beauty of Salto del Laja, a well-known tourist attraction in the area. It also significantly improves the flexibility in the use of water, eliminating most of the restrictions that existed in the form of water extraction, replacing it by annual volumes that will manage irrigation and generation according to their needs. Another agreement was signed in October 2017 between our subsidiary Pehuenche and the irrigators of the Maule Lagoon Monitoring Board to optimize the use of water during drought periods.  These agreements allow us to use the water more efficiently and to avoid further litigation with the local community, especially with farmers.

Thermal Generation

Our thermal electricity generation facilities use mostly LNG, coal and to a lesser extent, diesel. This mix allows us to use other fuels if the price of LNG were to be relatively too high, if there were to be a shortage of supply, or another circumstance were to make LNG unavailable. To satisfy our natural gas and transportation requirements, we signed a long-term gas supply contract with suppliers that establishes maximum supply amounts and prices, as well as long-term gas transportation agreements with the pipeline companies.  Gasoducto GasAndes S.A. and Electrogas S.A. are our current gas transportation providers. Since March 2008, all of our natural gas units can operate using either natural gas or diesel and since December 2009, San Isidro, San Isidro 2 and Quintero power plants operate using LNG.

The LNG contract is the largest supply contract and it is based on long-term agreements between us and Quintero LNG Terminal (“GNLQ terminal”) for regasification services and British Gas for supply. Our LNG Sale and Purchase Agreement is in force through 2030 and is indexed to the Henry Hub/Brent commodity prices. We receive 29.7 TBtu of gas annually, and the contract provides the flexibility to purchase an additional amount between 23.6 TBtu and 24.6 TBtu. There are contingencies clauses in the contract that would allow cancellations (for a fee), and deviations, under certain conditions. We are not dependent on any one particular source of LNG, as long as the LNG meets the contracted specifications.

The Terminal Use Agreement, between us and the GNLQ terminal, is the most relevant agreement regarding our LNG supply and covers our foreseeable needs. This contract runs through 2035, has a fixed pricing structure, providing a 10% return on assets plus a marketing fee and allows us, through GNL Chile, to access additional supply from the spot market, if needed.

These contracts allow us to secure its long-term LNG supply at competitive prices, with significant flexibility and the addition of new capacity sufficient for our current and potential needs.

We also exercised a priority right to purchase additional regasification capacity as part of an expansion of the GNLQ terminal. This allowed us to increase our regasification capacity from 3.2 million cubic meters per day to 5.4 million cubic meters per day since first quarter of 2015. This additional capacity allows our San Isidro and Quintero facilities to provide additional thermal generation, to secure the regasification for future power plants, as well as develop new businesses, such as the lease agreement signed with Gener in 2017, which allowed us to generate energy utilizing our additional capacity of LNG in Gener’s Nueva Renca combined-cycle power plant.

In February 2017, we completed the sale of our 42.5% equity interest in Electrogas to Aerio Chile S.A., a subsidiary of the Portuguese REN-Redes Energeticas Nacionais. This agreement does not affect our gas and oil transportation agreements with Electrogas, allowing us to satisfy San Isidro CCGT units’ gas and oil requirements through Electrogas’ network.

In 2017, we, along with ENAP and Metrogas, exported 277 million cubic meters of natural gas from the GNLQ terminal to Argentina during the winter through an existing transport infrastructure. We contributed with 32% of the gas volume. This is the second year that we have exported natural gas to Argentina along with ENAP and Metrogas.

Since August 2014, we have been delivering our gas sales through a LNG truck loading facility (“TLF”) in the GNLQ terminal. This facility has allowed us to reach both industrial customers and gas distributor companies in different cities within 700 km from Santiago. The largest satellite regasification facility for industrial supply built so far was put into operations during 2017 and supplied by us, which strengthens our position in the LNG distribution business to industrial customers.

During 2017, we signed a Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to unload LNG, which has allowed us to become one of the main suppliers in the region. This agreement has allowed us to renew gas purchase contracts with industrial customers and to supply our thermal generation plants located in northern electric grid.

Regarding LNG trading, during 2017 we sold LNG to Enel Trade to be delivered at Isle of Grain, UK, which was the first LNG transaction with delivery outside Latin America.

With respect to coal-based power plant operations, during 2017, 924 kilotons of coal were consumed by Tarapacá and Bocamina power plants. This consumption was equivalent of 1.8 TWh of energy generated by Bocamina 2 and 0.6 TWh generated by Bocamina.

Generation from NCRE sources

Under Chilean law, electricity generation companies must derive a minimum amount of their energy sales from NCRE. This minimum amount depends on the date of execution of the sale contract and ranges from zero, for those signed prior to 2007, to 20% for those signed starting in July 2013. Currently, our Canela wind farms, Ojos de Agua mini-hydroelectric plant and 40% of the installed capacity of our Palmucho mini-hydroelectric plant qualify as NCRE facilities.

Electricity sales and generation

The SEN’s electricity sales increased 1.2% during 2017 compared to 2016, as set forth in the following table:

ELECTRICITY SALES PER SYSTEM (GWh)

	Year ended December 31,
	2017(1)	2016	2015
Electricity sales in the SIC		50,516	49,581
Electricity sales in the SING		16,960	16,887
Total electricity sales (SEN)	68,256	67,476	66,468

(1)	On November 21, 2017, the SIC and the SING were integrated into one interconnected system and resulted in the creation of SEN.

Our electricity sales reached 23,356 GWh in 2017, 23,689 GWh in 2016 and 23,558 GWh in 2015, which represented a 34.2%, 35.1% and 35.4% market share, respectively. The percentage of the energy purchases to comply with our contractual obligations to third parties increased by 2.6% in 2017 when compared to 2016 primarily due to a decrease in electricity generation, partially offset by a slight decrease in our volume of sales to customers.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2017		2016		2015
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	17,073	73.1	17,564	74.1	18,294	77.7
Electricity purchases	6,283	26.9	6,125	25.9	5,264	22.3
Total	23,356	100	23,689	100	23,558	100

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

In 2017, 2016 and 2015, we had 152, 46 and 41 customers, respectively.  This significant increase in 2017 is mainly due to a transfer of regulated clients to unregulated clients resulting from the advantage given by the regulation by seeking lower prices when negotiating directly their contracts with the generators in a competitive market, and due to changes in our commercial strategy.  In 2017, our customers included 25 distribution companies in the SEN and 127 unregulated customers.

The most significant supply contracts with regulated customers are with Enel Distribución and with Compañía General de Electricidad S.A. (“CGE”), an unaffiliated entity. These are the two largest electricity distribution companies in Chile in terms of sales.

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

For the year ended December 31, 2017, our principal distribution customers were (in alphabetical order): Enel Distribución, Grupo CGE, Grupo Chilquinta and Grupo Saesa.

Our principal unregulated customers were (in alphabetical order): Compañia Minera Doña Inés de Collahuasi SCM, Enel Distribución, Empresa CMPC S.A., Minera Valle Central S.A. and SCM Minera Lumina Copper Chile.

We compete in the SEN primarily with three generation companies, AES Gener, Colbún S.A. (“Colbún”) and Engie.  According to the National Electricity Coordinator (“CEN” in its Spanish acronym) in 2017, AES Gener and its subsidiaries had an installed capacity of 4,048 MW, of which 93% was thermoelectric. Colbún had an installed capacity of 3,302 MW connected to the SEN, of which approximately 52% was thermoelectric. Engie had an installed capacity of 2,054 MW connected to the SEN, of which approximately 95% was thermoelectric In addition, there are a number of smaller entities with an aggregate installed capacity of 7,093 MW that generate electricity in the SEN.

Electricity generation companies compete largely on the basis of price, technical experience and reliability. In addition, because 54.6% of our installed capacity connected to the SEN is hydroelectric, we have lower marginal production costs than companies whose installed capacity is primarily thermal. Our installed thermal capacity benefits from access to gas from the GNLQ terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to comply with our contractual obligations.

ELECTRICITY INDUSTRY STRUCTURE AND REGULATORY FRAMEWORK

1. Overview and Industry Structure

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government.  This goal is acheived by establishing objective criteria for setting prices that provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity in the system to all who request it.

The Chilean electricity sector is physically divided into three main networks, the SEN and two smaller isolated networks (Aysén and Magallanes).  The SEN was created by of the integration of the SIC and the SING that took place in November 2017 and extends from Arica in the north to Chiloé in the south.

The operation of the SEN is coordinated by a centralized dispatch center, the CEN (National Electricity Coordinator).  Until the interconnection of the SIC and SING in 2017, each system was coordinated by its respective dispatch center, the CDEC-SIC and the CDEC-SING.

The Chilean electricity market provides energy and capacity and several related services to regulated customers (49% of electricity sales in 2017) and non-regulated customers (51% of electricity sales in 2017). The SEN had a total 22,835 MW of installed capacity as of December 31, 2017 of which 29% was hydro, 58% was thermal, and 13% was from other sources including NCRE capacity.

The industry is divided into three business segments: generation, transmission and distribution.  The electricity installations that carry out these activities must operate in an interconnected and coordinated manner to supply electricity at the minimum cost and within the standards of quality and security required by the industry’s rules and regulations.

Given the structural characteristics of the transmission and distribution segments, they are considered natural monopolies and are therefore subject to special industry regulations, including antitrust legislation.  The electricity network is open access and tariffs of transmission and distribution are regulated.  Electricity distribution requires a concession and a distributor has the obligation to supply electricity to regulated customers within a concession area.  The generation segment, on the other hand, operates competitively and does not require a concession granted by the authority.

The following chart shows the relationships among the various participants in the Chilean electricity market:

As presented in the chart above, generators supply electricity to end customers using the lines and substations that belong to transmission and distribution companies.  They may sell their energy through contracts to unregulated customers, and other generation companies at freely negotiated prices, but their sales to distribution companies to supply regulated customers must be carried out through contracts governed by bids.

The operation of electricity generation companies is coordinated by the CEN, with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time and therefore differences between electricity production and contracted sales of generators are sold in the spot market at a price equal to the hourly marginal cost of the system.

Transmission companies own lines and substations with a voltage above 23 kV flowing from generators’ production points to the centers of consumption or distribution, charging a regulated toll for the use of their installations.

Distribution companies supply electricity to end customers using lines and substations with less than 23 kV.   They have the obligation to provide electricity to the regulated customers within their concession area and at regulated prices.  They may sell to unregulated customers through contracts at freely negotiated prices.

Customers are classified according to their demand as regulated or unregulated. Certain customers may choose to be either regulated or unregulated, and therefore subject to the respective price regime.

2. Electricity Law and Authorities

Since its inception, the Chilean electricity industry has been developed primarily by private sector companies.  However, nationalization by the government was carried out between 1970 and 1973. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as Decreto con Fuerza de Ley DFL 1 (“DFL 1”), allowing for the renewed participation of the private sector.

The industry is currently governed by the electricity law Ley General de Servicios Eléctricos No. 20,018 and its modifications, under the Electricity Law, known as Decreto con Fuerza de Ley DFL 4 (“DFL 4”), the restated DFL 1, published in 2006 by the Ministry of Economy and its respective Regulations included in Decreto Supremo D.S. No. 327/1998.

The main authority in the energy industry is the Ministry of Energy that has existed since February 1, 2010.  This government body is responsible for proposing and delivering comprehensive public policies as a coordinate effort.  The Ministry of Energy also elaborates and coordinates plans, policies and standards for the proper operation of the sector and the development of the industry in Chile.

The National Energy Commission (“CNE”, in its Spanish acronym) and the Superintendence of Electricity and Fuel, “SEF,” are also relevant industry authorities.  They report to the Ministry of Energy.

The CNE is the entity in charge of approving the annual transmission expansion plans, elaborating the indicative plan for the construction of new electricity generation facilities and proposing regulated tariffs to the Ministry of Energy for approval.  The SEF inspects and oversees compliance with the law, rules regulations and technical norms applicable to electricity generation, transmission and distribution, liquid fuels and gas.

Other important entities related to the energy sector are: the Chilean Energy Efficiency Agency that is in charge of promoting energy efficiency, and the Center for Innovation and Promotion of Sustainable Energies (“CIFES”, in its Spanish acronym) in charge of strategic programs and projects with public financing for innovation and promotion of sustainable energies, which in 2014, replaced the Renewable Energies Center (“CER”, in its Spanish acronym).

Additionally, the law provides for a “Panel of Experts”, whose main responsibility is to acts as a court, issuing enforceable resolutions in disputes related to subjects referred to by DFL 4, and other electricity related laws.  This panel is comprised of professional experts, all of whom are elected every six years by the antitrust government agency, Tribunal de la Libre Competencia (“TDLC” in its Spanish acronym).

According to DFL 4, the operation and coordination of the Chilean electricity system is to be carried out by CEN.  The CEN is an independent entity in charge of coordinating the operation of the electricity system with the following objectives: i) maintain service security, ii) guarantee the efficient operation of the facilities connected to the system and iii) guarantee open access to all transmission networks.  The main activities of the CEN include: coordination of electricity market operations, authorization of connections, ancillary services management, implementation of information systems available for the public and monitor competition and payments, among others.  The CEN performs the calculation of market balances (energy injections and withdrawals), determines the transfers among generation companies and calculates the hourly marginal cost, which is the price at which energy transfers are carried out in the spot market. However, the CEN does not calculate the prices of generation capacity. Such prices are calculated by the CNE.

Limits on Integration and Concentration

The criteria regarding economic concentration and abusive market practices in Chile are provided by the antitrust legislation established in DFL 211, modified by Law No. 20,945 in 2016, and the regulations particularly applicable to the electricity industry stated in DFL 4 and Law No. 20,018, mentioned above.

Companies can participate in the different market segments (generation, distribution, transmission) to the extent that they are adequately separate, both from an accounting perspective and a corporate perspective according to the requirements established in DFL 4 and Law 20,018 and the antitrust law DL 211 referred to above, in addition to complying with the conditions established in Resolution No 667/2002, listed below.

The transmission sector is subject to the greatest restrictions, mainly because of its open access requirements. DFL 4 sets limits to the shareholdings of generation and distribution companies in companies that participate in the national transmission segment of the transmission system.

The owners of the National Transmission System (“STN” in its Spanish acronym) must be constituted as limited liability stock corporations.

Individual interests in the STN by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment value of the STN.  The aggregate interest of all such agents in the STN cannot exceed 40% of the total investment value.

According to the Electricity Law, there are no restrictions on market concentration for generation and distribution activities.  However, Chilean antitrust authorities have imposed certain measures to increase transparency associated with us and our subsidiaries, Enel Generación and Enel Distribución through Resolution 667 issued by the TDLC.

Resolution 667 states that:

•	electricity generation and distribution activities cannot be merged. For instance, Enel Chile must continue to keep both business segments separate and manage them as independent business units; and
•

all three companies must remain subject to the regulatory authority of the CMF and comply with the regulations applicable to publicly held stock corporations, even if they should lose such designation;

•board members must be elected from different and independent groups;

•the external auditors of the companies must be different for local statutory purposes.

In addition, the Water Utility Services Law also sets restrictions on the overlapping of different utility concessions in the same area, setting restrictions on the ownership of the property for water and sewage service concessions and utilities that are natural monopolies, such as electricity distribution, gas or home telephone networks.  By way of example, an electricity distribution company and a water utility company that belong to the same owner cannot operate in the same concession area.

3. Generation Segment

The generation segment is comprised of companies that own electricity generation power plants.  They operate under market-driven conditions delivering their electricity to end customers through transmission and distribution networks.  Generation companies freely determine whether to sell their energy and capacity to regulated or unregulated customers, but the operation of their power plants is determined by the CEN.  The surplus or deficit between the generation company’s electricity sales and production is sold or purchased, as the case may be, to other generators at the spot market price.

Law No. 20,257 was issued in 2008 to promote the development of NCRE generation.  In Chile, NCRE refers to power from wind, solar, geothermal, biomass, ocean (movement of tides, waves and currents, as well as the ocean’s thermal gradient) and mini-hydro plants under 20 MW.

Law No. 20,257 requires generators, between 2010 and 2014, to supply at least 5% of their total contracted sales with NCRE sources and progressively increases that percentage by 0.5% a year beginning in 2015 with the aim of reaching 10% by 2024.  In 2013, Law 20,698, modified the previously defined NCRE minimum requirements, establishing a mandatory 20% share of NCRE as a percentage of total contracted energy sales by 2025, but allowing contracts signed between 2007 and 2013 to maintain the 10% target by 2024.

Dispatch, Customers and Pricing

Generation companies may sell to distribution companies, unregulated end customers or to other generation companies through contracts.  Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.  They balance their contractual obligations with their dispatch by trading deficit and surplus electricity at the spot market price, which is set hourly by the CEN based on the lowest cost of production of the last kWh dispatched.

The CEN operates the electricity system to minimize operating costs and also monitors the quality of the service provided by the generation and transmission companies.  To minimize operating costs, it applies an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system.  This marginal cost, on an hourly basis, is the price at which generators trade energy in the spot market, both their injections (sales) and their withdrawals (purchases) to balance their contracted customer sales to their production determined by the CEN.

The customers of generation companies are classified according to demand, in terms of the electricity capacity they require, as follows:

i)

Unregulated customers: Customers who demand over 5,000 kW of capacity, mainly industrial and mining companies.  These customers freely negotiate their electricity supply prices with generators and/or distributors.  This customer category also includes those who demand between 500 and 5,000 kW of capacity that have the option to choose between the unregulated regime and the regulated regime and choose the unregulated regime.

i)

Distribution companies: Distributors distinguishing between the energy they require to satisfy their regulated customers from the energy they require to satisfy their unregulated customers. The energy they require to supply their regulated customers is purchased from generation companies through an open bid process regulated by the CNE, while the supply for their unregulated customers is freely negotiated through bilateral contracts.

i)

Generation companies trading on the spot or short term market:  The energy and capacity transactions between generation companies arise from the difference between the electricity produced by a generator, as determined by the CEN, and the contractual obligations of that generator with its customers.  The price of energy traded on the spot market is the hourly marginal cost of the system and the price of capacity traded on the spot market is the “node price” that is set by the CNE.

Each generators’ capacity remuneration is calculated annually by the CEN based on what is called “capacidad de suficiencia” regarding the generation capacity of each power plant.  This power plant capacity “capacidad de suficiencia” replaces the previous firm capacity concept.  It continues to depend primarily on the availability of such facility, the type of power plant technology, and the resources used to generate.  It is the maximum capacity a generator may supply to the system at certain peak hours, considering statistical information, accounting for maintenance time and extremely dry conditions for hydroelectric power plants, but differs from firm capacity because it does not consider the power plants’ contribution to the security of the entire system as firm capacity does.

Generation costs are passed on to distributors end consumers through the “average node price.”  The average node price is adjusted in three instances: (1) every six months, in January and July of each year, based on local and international indexes; (2) upon the entry of a new supply contract with any distribution company; and (3) upon indexation of a supply contract in more than 10%.

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

The Chilean Constitution considers water as a national public good in which real utilization rights are defined.  It is similar to holding private property rights over water, as set forth in article 19, paragraph 24: “The rights of individuals over water, recognized or constituted in accordance with the law, grant their holders ownership over such rights.”  Notwithstanding the foregoing, paragraph 24 also specifies legal limitations to those water rights.

The Chilean Congress is currently discussing amendments to the Water Code with the objective of making water use for human consumption, household subsistence and sanitation a high priority.  On November 22, 2016, the Chilean House of Representatives approved an amendment which is being evaluated by the Water Resources, Desertification and Drought Commission of the Chilean Senate.  The main aspects of the amendments are as follows:

•

Granting of new water rights which would be limited to a maximum period of 30 years and extendable, unless the Water Authority proves the ineffective use of resources. The extension shall be effective only for used water rights.

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

In April 2017, the President modified this amendment to state that the preservation of water environmental flows to protect the ecosystem only applies to future water rights for both consumptive and non-consumptive use, which would reduce the water availability for generation purposes.

4. Transmission Segment

The transmission segment supplies electricity over lines or substations with a voltage or tension higher than 23 kV from generators’ production points to the centers of consumption or distribution.  Transmission systems are comprised of the electricity lines and substations that are not considered part of the distribution network.

Given the structural characteristics of the transmission segments, it is considered a natural monopoly and it is therefore subject to special electricity industry regulation. Tariffs are regulated, and access must be open and guaranteed under nondiscriminatory conditions.

Law No. 20,936 published in July 2016 established a new regulatory framework for all electricity transmission systems in Chile, redefining the system into the following segments: National, Development Poles, Zonal, Dedicated, and International.

National and Zonal Transmission Systems planning is a centralized, regulated process carried out by the CEN that annually issues an expansion plan to be approved by the CNE.

The expansion of both systems is granted through an open tender process that distinguishes new installations from enlargement of existing installations.  The tenders carried out for new installations grant the winner ownership of the installation to be built.  The expansion of existing installations, on the other hand, belongs to the owner of the original installation, who is obliged to tender the construction of the required expansion.

The remuneration of existing national and zonal transmission installations is determined by a tariff setting process performed every four years.  This process determines the Annual Transmission Value that considers efficient operation and maintenance costs and an annual valuation of investments that is based on a discount rate determined by the authority every four years (minimum 7% after tax) and the useful life of the installations.

The remuneration of expansions is the value resulting from the respective bid of such expansion for the first 20 years of operations.  From year 21 on, such expansion is considered an existing installation and remunerated accordingly.

Regulation currently in force states that transmission remuneration is the sum of tariff revenue and the usage charge (“CUT”, in its Spanish acronym) revenue, received for use of the transmission system defined as $/kWh by the CNE every six months.

Transmission Tariffs

Law No. 20,936 introduced changes to the transmission tariff setting process.   In transitioning to the implementation of the new law, the 2016-2019, zonal transmission tariff setting process is to continue as stated by transitory Article No. 20 of Law No. 20,936.  The results obtained are to be used for the 2018-2019 tariffs.  The 2020-2023 tariff setting process is also in progress.  No new tariff decree has been published as of the date hereof.

5. Distribution Segment

The distribution segment is comprised of substations and electricity lines with a voltage lower than 23 kV to supply electricity to end customers.  Electricity distribution is considered a natural monopoly and companies therefore operate under a public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.  They may sell to unregulated customers at negotiated prices.

Customers are classified according to their demand as regulated or unregulated.  Regulated customers are those whose connected capacity is below or equal to 5,000 kW and unregulated customers are those whose connected capacity is at least 5,000 kW.  Customers with connected capacity between 500 kW and 5,000 kW may choose to be regulated or unregulated, subject to the respective price regime.

Customers subject to the unregulated price regime may negotiate their electricity supply with any generator or distributor, although they must pay a regulated toll for using the distribution network.

Distribution concessions are given by the Chilean Ministry of Energy for an undefined period of time and give the right to use public areas for building distribution lines.  Distribution companies have the obligation to supply electricity to regulated customers that request service within their concession area, except for customers that have chosen the unregulated regime.  A concession may be declared expired if the quality of service does not meet certain minimum standards.

Regarding the supply of electricity to regulated customers, DFL 4 establishes that distribution companies must permanently have electricity supply available.  They must contract their energy supply through open, non-discriminatory and transparent public tenders.  These bidding processes are managed by the CNE and are based on distribution companies’ projections of energy demand.  They are carried out at least five years in advance from the expected effective date of the energy supply contract, which has a 20-year term.  In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out short term tenders.  There is also a regulated mechanism to remunerate supply not covered by a contract if this were to take place.

The latest tender was carried out in 2017.  A total 2,200 GWh/year were awarded for the period from January 1, 2024 to December 31, 2043 at an average price of 32.5 US$/MWh, which must be completely sourced from NCRE.  For further detail on the outcome of tenders, please see “Item 4.B Information on the Company – Business overview.”

Distribution Tariffs

The Chilean distribution tariff model is mature and has gone through nine tariff setting process since its privatization in the 1980s.

Tariffs charged by distribution companies to end regulated customers are set every four years and are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and the Value Added from Distribution of electricity (“VAD”), which allows distribution companies to recover their investment and operating costs, including a return on investment, which is set by law.  The transmission charge reflects the cost paid for electricity transmission and transformation.

The VAD is based on a so-called “efficient model company” within a Typical Distribution Area (“TDA”).  It considers the cost of building and operating the company at the minimum cost, fulfilling quality and safety standards of a company within that TDA.  Therefore, the CNE classifies all distribution companies according to their TDA, then selects one distribution company from each TDA and estimates its cost as an efficient model company.  Distribution companies also carry out their own studies to determine the costs of such company as the efficient model company.  Cost estimates include fixed costs, average energy and capacity losses, standard investment costs, and operation and maintenance costs.  The annual investment costs are calculated considering the Replacement Cost (“VNR” in its Spanish acronym) of the installations, useful life and a 10% return on assets associated with electricity investments.

The VAD of each TDA is determined as a weighted average with one third of the value estimated by the study of the companies and two thirds by the CNE.  Preliminary tariffs, with the resulting VAD, are tested to ensure that they provide an industry aggregate rate of return between 6% and 14%.

The real return on investment for a distribution company depends on its actual performance relative to the standards chosen by the CNE for the efficient model company.  The tariff system allows for a greater return to distribution companies that are more efficient than the model company.

Electricity regulation establishes tariff equality mechanisms for electrical services.  Law No. 20,928 states that the maximum tariff that distribution companies may charge residential customers must not exceed the average national tariff by more than 10%.  The differences arising from the application of this mechanism will be progressively absorbed by the remaining customers subject to regulated prices that are under the mentioned average, except for those residential users whose monthly average consumption of energy in the prior calendar year is lower than or equal to 200 kWh.

Additionally, Chilean law provides that transitory subsidies can be granted if the residential customer tariff increases by 5% or more within a six-month period.  This subsidy is conferred by the state, its application is a faculty of the government  and the last one was granted in 2009.

The tariff setting process for 2016-2020 concluded in August 2017 and has been effective, retroactively, since November 4, 2016.

Distribution-Related Services

Distribution-related services are services identified by the TDLC as subject to regulation, such as meter rentals and meter verification, among others.  The tariffs of these services are set every four years by the CNE along with the VAD calculation.  On March 14, 2014, the Ministry of Energy published the prices for distribution-related services, which are currently still effective.

In 2015, the CNE began a new tariff setting process for electricity distribution-related services.  The CNE communicated the terms for the “Electricity Distribution-Related Services Cost Study” as part of the 2016 – 2020 tariff setting process.  These terms identify five new distribution-related services, of which the most significant are “Construction and installment of temporary junctions” and “Lease of temporary junctions”.

On April 27, 2017, the CNE published Exempt Resolution No. 213, approving the report regarding the formulas to calculate the tariffs of electricity distribution related services. As of the date of this Report, the decree setting new tariffs has not been issued.

Incentives and Penalties

Distribution companies may be required to compensate end customers in the case of electricity shortages that exceed the authorized standards.  These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the “failure cost.”  In addition, distribution companies are subject to the provisions of the SEF, in particular to articles 15 and 16 of the Law No. 18,410.

6. Environmental Regulation

The Chilean constitution grants citizens the right to live in a pollution-free environment.  It further provides that certain other constitutional rights may be limited to protect the environment.  Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations.  Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas that may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001.  This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, and introduced changes to the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendence of Environment.  Environmental assessment processes are coordinated by this entity and by the Environmental Assessment Service.

In June 2011, the Ministry of Environment published Decree 13, which establishes emission standards for thermoelectric plants applicable to generation units of at least 50 MW.  The objective of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), to prevent and protect the health of the population and protect the environment.  Existing emission sources are required to meet emission limits as established in the regulation for MP emissions and for SO2 and NOx emissions by June 2015 in highly polluted areas and by June 2016 elsewhere.

In June 2012, Law No. 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court.  Their primary function is to resolve environmental disputes within their jurisdiction and investigate other matters that are submitted for their attention under the law.  The law created three such courts, all of which are in operation.

On December 28, 2012, the Superintendence of Environment was formally created and began to exercise its powers of enforcement and sanctions pursuant to Chilean environmental regulations.

On September 10, 2014, Law No. 20,780 was enacted and included charges for the emission of MP, NOx, SO2 and CO2 into the atmosphere.  For CO2 emissions, the charge is US$ 5 per emitted ton (not applicable to renewable biomass generation).  MP, NOx and SO2 emissions will be charged the equivalent of US$ 0.10 per emitted ton, multiplied by the result of a formula based on the population of the municipality where the generation plant is located and an additional fee of US$ 0.90 per ton of MP emitted, US$ 0.01 per ton of SO2 emitted and US$ 0.025 per ton of NOx emitted.  This tax became effective in 2018, with the amount due calculated based on the previous year’s emissions.

In 2017, authorities published Exempt Resolution No. 659 related to the implementation of Article No. 8 of Law No. 20,780 regarding taxes on thermal electric power plant emissions as a result of the country’s latest tax reform.

All thermal plants of Enel Generación and its subsidiary GasAtacama have established methodologies to measure emissions and pay related taxes, in line with the requirements of the Environmental Superintendence of Chile.

Regarding biodiversity, on January 8, 2018, the Chilean Sustainable Development Board approved the 2017-2039 National Biodiversity Strategy.  This strategy replaces the existing national strategy adopted in 2003.  The new strategy identifies five objectives related to the sustainable use of biodiversity, and the development of the institutions and regulation required for the sustainable management of ecosystems.

7.  Recent Regulatory Events

Law No. 20,928 (Tariff Equality Law).  In January 2017, the Ministry of Energy, the CNE and the SEF announced that the cost of service interruption and reconnection due to non-payment would no longer be charged as a distribution-related service.  The cost is to be included in the electricity distribution tariff for 2016 – 2020.

On October 6, 2017, the CNE issued a resolution stating the approval of the New Tariff Study by the CNE and the electricity distribution companies as required by electricity law.  Within this context, the CNE requested distribution companies to provide information regarding their investment plans and costs necessary to comply with the electricity Distribution Systems Technical Service Quality Standards not recognized in the current electricity distribution tariffs|. On December 18, 2017, the CNE published a resolution which sets the Distribution System Technical Service Quality Standards, establishing higher technical and commercial standards.

On December 18, 2017, the CNE published Exempt Resolution No. 706 which sets forth the Distribution System Technical Service Quality Standards. The Distribution System Technical Service Quality Standards establish higher technical and commercial standards, including electricity supply reliability indicators, such as, the System Average Interruption Frequency Index (SAIFI) which measures the average number of times a customer’s supply is interrupted in a year; and the System Average Interruption Duration Index (SAIDI), which measures the total number of minutes, on average, that a customer is without electricity in a year, among others.  This resolution also refers to product quality, metering, monitoring and controlling and commercial service quality. Regarding the transmission expansion plan, on December 29, 2017, the CNE published a resolution which identified the new installations and the expansions of existing installations of the 2017 annual transmission expansion plan.

8. Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.	Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel, our Italian ultimate controlling shareholder. Enel Chile, our controlling shareholder, owned 60.0% of our shares, and Enel beneficially owned 60.6% of Enel Chile as of December 31, 2017.  As of April 2, 2018 and after giving effect to the 2018 Reorganization, Enel Chile owns 93.6% of our shares, and Enel’s economic interest in Enel Chile is 57.9% (excluding Enel Chile’s treasury stock which will be cancelled). For additional information on the 2018 Reorganization, see “Item 4. Information on the Company – A. History and Development of the Company – The 2018 Reorganization.”

Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 83 GW and distributes electricity and gas through a network covering 2.1 million kilometers. With over 65 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel shares trade on the Milan Stock Exchange.

Enel Generación Chile’s Organizational Structure (1)

As of December 31, 2017(2)

(1)

Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Generación’s consolidated subsidiaries represents its economic interest in such consolidated subsidiary.

(2)	Reflects organizational structure prior to giving effect to the 2018 Reorganization, which was completed on April 2, 2018.

Enel Generación Chile’s Organizational Structure (1)

As of the date of this Report and

after giving effect to the 2018 Reorganization

(1)

Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Generación’s consolidated subsidiaries represents its economic interest in such consolidated subsidiary.

(2)	As of the date of this Report and after giving effect to the 2018 Reorganization, Enel owns 61.9% of Enel Chile’s voting shares (excluding Enel Chile’s treasury stock which will be cancelled).

The companies listed in the following table were consolidated by us as of December 31, 2017. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies	% Economic Ownership of Each Main Subsidiary by Enel Generación	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Revenues and Other Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in %)	(in billions of Ch$)
Pehuenche	92.7	222.1	152.5
GasAtacama(1)	97.4	793.5	307.3

(1)

Includes Central Eólica Canela S.A and Gasoducto Atacama Argentina S.A. On November 1, 2016, Celta was merged into GasAtacama, which was the surviving company. GasAtacama has been fully consolidated since May 2014.

Principal Subsidiaries

GasAtacama

GasAtacama is a generation company located northern Chile, which owns and operate a four-unit combined-cycle power plant with a total installed capacity of 780 MW and a gas pipeline, which connects to Argentina.  In April 2014, we acquired a 50% ownership interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”) and as a result of it, we owned a controlling equity interest in GasAtacama Holding.

Since the second half of 2016, we have been carrying out a corporate simplification process, which mainly involved mergers. During 2016, GasAtacama Holding merged into Celta, which later merged into GasAtacama, the surviving company, on November 1, 2016.  On November 9, 2017, GasAtacama purchased the 25% minority interest of Central Éolica Canela S.A. On December 22, 2017, Central Éolica Canela S.A. was dissolved subsequent to the sale of its assets to GasAtacama on November 21, 2017.

As of December 31, 2017, GasAtacama owned the following power plants: Tarapacá, San Isidro, Pangue, Canela I and II and Ojos de Agua, which have an aggregate capacity of 1,115 MW.

We hold 97.4% of the economic interest in GasAtacama and since May 1, 2014, we have fully consolidated GasAtacama in our consolidated financial statements.

Pehuenche

Pehuenche, a generation company connected to the SEN, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 699 MW. The 570 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. We hold 92.7% of the economic interest in Pehuenche.

Selected Related and Jointly-Controlled Companies

HidroAysén

Centrales Hidroeléctricas de Aysén S.A. (“HidroAysén”) was incorporated in March 2007 to develop and exploit a hydroelectric project in the Aysén Region in southern Chile. As of December 31, 2017, we owned 51% of HidroAysén, and Colbún, an unaffiliated entity, owns the remaining 49%. In the fourth quarter of 2014, we recorded an impairment loss of Ch$ 69,067 million, related to the uncertainty of recovering the investment carried out in HidroAysén mainly as a consequence of the long judicial process in order to obtain enviromental approvals.

On November 17, 2017, the Board of Directors of HidroAysén approved the termination of its activities and the waiver of the water rights related to the project.  The termination of HidroAysén was approved by HidroAysén’s ESM on December 7, 2017.  As of December 31, 2017, the book value of our investment in HidroAysén was Ch$ 4,205 million, which is expected to be recovered in the liquidation process.  The liquidation process is expected to conclude in the first half of 2018.

For additional information on all of our subsidiaries and jointly-controlled companies, please refer to Appendix 1 of our consolidated financial statements.

D.	Property, Plants and Equipment.

We own 28 generation power plants, all located in Chile, of which 16 are hydroelectric (3,465 MW installed capacity), ten are thermal (2,808 MW installed capacity) and two are wind farms (78 MW installed capacity). A substantial portion of our cash flow and net income is derived from the sale of electricity produced by these electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity, severe and extended droughts or any other such natural disasters, could have a material adverse effect on our operations.

The following table identifies the power plants that we own, all located in Chile, at the end of each year, by company and their basic characteristics:

			Installed Capacity(1) As of December 31,
Company	Power Plant Name	Power Plant Type(2)	2017	2016	2015
			(in MW)
Enel Generación	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Run-of-the-river	18	18	18
	Sauzal	Run-of-the-river	77	77	77
	Sauzalito	Run-of-the-river	12	12	12
	Isla	Run-of-the-river	70	70	70
	Antuco	Run-of-the-river	320	320	320
	Abanico	Run-of-the-river	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Run-of-the-river	34	34	34
	Total hydroelectric		2,290	2,290	2,290
	Bocamina	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas	257	257	257
	Total thermal		1,467	1,467	1,467
	Total		3,757	3,757	3,757
Pehuenche	Pehuenche	Reservoir	570	570	570
	Curillinque	Run-of-the-river	89	89	89
	Loma Alta	Run-of-the-river	40	40	40
	Total		699	699	699
Celta(3)	Tarapacá	Steam Turbine/Coal	—	—	158
	Tarapacá	Gas Turbine/Diesel Oil	—	—	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	—	—	379
	Pangue	Reservoir	—	—	467
	Canela I	Wind Farm	—	—	18
	Canela II	Wind Farm	—	—	60
	Ojos de Agua	Run-of-the-river	—	—	9
	Total		—	—	1,115
GasAtacama(4)	Atacama	Combined Cycle /Natural Gas+Diesel Oil	781	781	781
	Tarapacá	Steam Turbine/Coal	158	158	—
	Tarapacá	Gas Turbine/Diesel Oil	24	24	—
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	—
	Pangue	Reservoir	467	467	—
	Canela I	Wind Farm	18	18	—
	Canela II	Wind Farm	60	60	—
	Ojos de Agua	Run-of-the-river	9	9	—
		Total	1,896	1,896	781
		Total Capacity	6,351	6,351	6,351

(1)	The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

(2)

“Reservoir” and “run-of-the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce gas that moves the turbines. “Combined-Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.

(3)	Celta merged into GasAtacama, the surviving company, on November 1, 2016.
(4)

Since May 1, 2014, GasAtacama has been fully consolidated following our purchase of an additional 50% interest in GasAtacama Holding. Previously, it was accounted for under the equity method and its installed capacity was not included in a portion of 2014.

Insurance

Our electricity generation facilities are insured against damage caused by natural disasters such as earthquakes, fires, floods, other acts of god (but not for droughts, which are not considered force majeure risks, and are not covered by insurance) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of the previously described events resulting in a material adverse effect on our generation facilities is remote.  Claims under our insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period.  Insurance policies include liability clauses, which protect our companies from claims made by third parties.  The insurance coverage taken for our property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each facility, and is based on general corporate guidelines.  All insurance policies are purchased from reputable international insurers.  We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

Project Investments

We continuously analyze different growth opportunities in Chile.  The study and profitability assessment of our project portfolio is an ongoing effort.  Industry technology is allowing for smaller, less environmentally impactful power plants.  These plants can be constructed more quickly, allow greater flexibility to activate or deactivate according to system needs, and are preferred by the community.  When it comes to power plant investments, greater focus is also being placed on renewable energy technologies.  In the thermal generation business, we seek new opportunities, either by building new greenfield projects or by modernizing existing brownfield assets and improving (operationally and/or environmentally) the performance of such assets.  The expected start-up for each project is assessed and is defined based on the commercial opportunities and our financing capacity to fund these projects.  Our most important projects are described below.

The total investment for each project described below was translated into Chilean pesos at the exchange rate of Ch$ 614.75 per U.S. dollar, the U.S. dollar Observed Exchange Rate as of December 31, 2017.  Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls, unless otherwise indicated.

During 2017, we and our subsidiaries, invested a total of Ch$ 137.6 billion in projects already under construction and projects in the pre-construction, developmental stage.

A.	Projects completed during 2017

Tarapacá Environmental Retro-fitting Project

Tarapacá is a 158 MW coal-fired power plant located in the Tarapacá region in northern Chile.  The Tarapacá environmental retro-fitting project seeks to comply with regulations for the emissions of thermal power plants, which required the reduction of SO2 and NOx emissions effective as of June 2016.  The project involved installing desulfurizers and modifying the ash discharge site to improve the handling and disposal of waste resulting from the desulfurization process (DeSOx) and implementing measures to reduce emissions of NOx (DeNOx), such as installing low NOx burners, improving coal mills, installing an Over-Fire Air system, building lime storage silos, and implementing a seawater desalination system.

The power plant became commercially operational again in December 2016 and during 2017 the pending works were concluded and the principal contracts related to the project were completed.  The estimated total investment is Ch$ 68,240 million, of which Ch$ 67,696 million was incurred as of December 31, 2017.  This project is being financed primarily with internally generated funds.

B.	Projects under Construction

Los Cóndores Hydroelectric Project

The Los Cóndores project is located in the Maule region, in the San Clemente area.  It consists of a 150 MW run-of-the-river hydroelectric power plant, with two Pelton vertical water turbine units, which will use water from the Maule Lagoon reservoir through a pressure tunnel.  The power plant will be connected to the SEN at the Ancoa substation (220 kV) through an 87 km transmission line.

The basic engineering and the Environmental Impact Statement of the Los Cóndores optimized project concluded in early 2011.  The Environmental Qualifications Resolution (“RCA” in its Spanish acronym) for the power plant was obtained in November 2011 and the RCA for the transmission line project was granted in May 2012.  In November 2014, the General Water Authority approved the waterworks permit.

As of December 31, 2017, 61% of the project was completed and 60% of the transmission lines were completed and assembled.

Construction is expected to be completed during the second half of 2020.  The estimated total investment is Ch$ 577,865 million, of which Ch$ 274,995 million was accrued as of December 31, 2017.  This project is being financed primarily with internally generated funds.

Bocamina Optimization Project

Bocamina is 478 MW coal-fired power plant, located in Coronel in the Bíobío region in southern Chile consisting of two units, Bocamina I (128 MW) and Bocamina II (350 MW).  Bocamina II started commercial operations in July 2013 but suspended operations in December 2013 due to environmental injunctions.  We submitted a new environmental impact study including developing a new technical optimization plan of the plant, which was approved on March 16, 2015.  On April 2, 2015, the Chilean Court approved the new RCA, and the plant resumed operations in July 2015 after we satisfied all necessary conditions established in the new RCA.

The technical optimization plan involves the following: (i) installation of Johnson filters in both units; (ii) installation of domes over the north and south coal fields; (iii) improvement of the ash dump in operation; (iv) studies of a new ash dump, and (v) construction of a water treatment plant.  In 2016, the Johnson filters were installed in both units, and the improvements to zones 2 and 3 of the ash dump concluded.   During 2017, the Municipal Works Department of Coronel approved the dome built over the north coal field, which became operational on July 17, and granted the construction permit of the dome over the south coal field, which is expected to conclude in 2018.

The estimated total investment is Ch$ 62,026 million, of which Ch$ 53,695 million was accrued as of December 31, 2017.  This project is being financed primarily with internally generated funds.

C.	Projects Under Development

The following projects are in an evaluation stage and still under development.  The final investment decision regarding whether to build a project or not will depend on, among others, the commercial opportunities foreseen in the upcoming years, and in particular, the prices in future tenders for supplying the energy requirements of the regulated market and/or negotiations with existing or new unregulated customers.

Vallecito Hydroelectric Project

The Vallecito hydroelectric project is located in the Maule region, in the upper part of the Maule river basin.  It consists of a run-of-the-river hydroelectric plant with an installed capacity of 55 MW.  The energy produced is expected to be delivered to the SEN through the transmission line of the Los Cóndores hydroelectric plant, which is currently under construction (see above).

The Vallecito project has been developed on the basis of a sustainable development plan, which consists of defining activities to be developed in the technical-economic, environmental and social scope of the project.  We have established community-specific actions to be carried out with nine communities of the Pehuenche Route in order to incorporate, social aspirations, capacities and local projects in the hydro projet development plan.

During 2016, the technical feasibility studies of the project were carried out and a series of field studies (drilling, paving, geophysical prospecting, etc.) were completed.  During 2017, complete basic design and environmental base line campaigns were developed, as well as the implementation of the sustainable development plan after several meetings with local communities aimed to codesign the best shared use for the hydro project and to obtain agreements with local communities that will be integrated in the Environmental Impact Study (“EIA” in its Spanish acronym).

The next steps are to finalize and prepare the EIA that will include collaborative agreements with communities directly related to the project.  Based on current market conditions and future commercial options, decisions should be taken whether or not continuing with the development plan of this project. The current plan contemplates commencing construction during 2020 and commissioning to take place in 2023.  The estimated total investment is Ch$ 127,357 million, of which Ch$ 5,824 million was accrued as of December 31, 2017. This project is being financed primarily with internally generated funds.

Quintero Combined-Cycle Project

The Quintero project is located in the Valparaíso region and consists of an energy efficiency project that takes advantage of the heat of the gases emitted by the existing turbines to produce steam.  This is accomplished through the installation of a steam turbine and a generator, which allows converting the existing open cycle plant into a combined-cycle gas plant.  Currently, the Quintero plant has two gas turbines with a total capacity of 257 MW.  With the addition of a steam turbine unit of 130 MW capacity, the Quintero plant would reach a total capacity of 387 MW.  The energy produced would be delivered to the SEN through the existing Quintero-San Luis line, a simple 220 kV circuit built to evacuate the energy of the combined-cycle power plant.

During 2017 the preparation of the environmental impact study and the implementation of the sustainability plan have continued.

The final investment decision of the project will depend, among other factors, on the commercial opportunities foreseen in the upcoming years, including the prices in future tenders for supplying the energy requirements of the regulated market and/or negotiations with existing or new unregulated customers.  The estimated total investment is Ch$ 133,695 million, of which Ch$ 2,825 million was accrued as of December 31, 2017. This project is being financed primarily with internally generated funds.

Ttanti Combined-Cycle Project

The Ttanti project is located in the Antofagasta region, on land adjacent to the existing Atacama power plant that is located in the industrial zone of the city of Mejillones.  The project consists of the construction of a natural gas combined-cycle power plant with an aggregate installed capacity of 1,290 MW, 430 MW for each of three units, and one unit would be able to use diesel oil as a backup in case of a shortage of natural gas.  The power plant would be connected to the SEN through a 0.5 km 220 kV double circuit transmission line to the Atacama substation, which would be expanded for this purpose.

The project is in the environment assessment phase.  On December 28, 2017, the Environmental Evaluation Commission of the Antofagasta region voted in favor of the power plant’s environmental approval and we are waiting for the issuance of the resolution to obtain the environmental permit.  Any decision related to the construction of the project will depend, among others, on the commercial opportunities foreseen in the upcoming years, including prices in future tenders for supplying the energy requirements of the regulated market and/or negotiations with existing or new unregulated customers.

The estimated total investment for the first unit is Ch$ 231,937 million, of which Ch$ 1,163 million was accrued as of December 31, 2017. This project is being financed primarily with internally generated funds.

Taltal Combined-Cycle Project

The Taltal project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy, which will considerably improve its efficiency.  The Taltal power plant is located in the Antofagasta Region.  Currently, the existing Taltal power plant has two gas turbines with 120 MW installed capacity each.  The steam turbine would add 130 MW and therefore, the Taltal power plant would reach a total capacity of 370 MW.  The energy produced will be supplied to the SEN through the existing 220 kV double circuit Diego de Almagro – Paposo transmission line.

The environmental permit, requested through an Environmental Impact Statement submitted in December 2013, was approved by the relevant authority in January 2017.  Any decision related to the construction of the project will depend, among others, on the commercial opportunities foreseen in the upcoming years, e.g., prices in future tenders for supplying the energy requirements of the regulated market and/or negotiations with existing or new unregulated customers.

The estimated total investment is Ch$ 121,550 million, of which Ch$ 2,873 million was accrued as of December 31, 2017. This project is being financed primarily with internally generated funds.

Tarapacá Battery Energy Storage System

We are analyzing the installation of a battery energy storage system (BESS) in the Tarapacá power plant to provide ancillary services in upcoming years.

The project would consider the installation of a BESS with about 14 MW of installed capacity and 7 MWh of energy storage, connected to the 11.5 kV bar of the existing 23 MW turbine installed in the Tarapacá power plant.

On December 2017, the Environmental Evaluation Service (“SEA” in its Spanish acronym) of the Tarapacá Region issued the resolution waiving the obligation to submit the project to environmental assessment before its construction.  Despite this fact, any decision related to the construction of the project will depend, among others, on the commercial opportunities foreseen in the upcoming years and, particularly, on the evolution of the regulatory framework for the provision and remuneration of the ancillary services.

The estimated total investment is about Ch$ 6,803 million.  As of December 31, 2017, Ch$ 74 million was incurred. This project is being financed primarily with internally generated funds.

Smart Repowering Projects

Within the context of projects under development, we are analyzing the following three Smart Repowering projects to increase the installed capacity or electricity generation, or both, of power plants already in operations by either upgrading some components or improving the hydraulic potential of the plant, or both. This project is being financed primarily with internally generated funds.

Antuco Repowering

Antuco Repowering is a project to be implemented within the Antuco operating power plant, located in Biobío region in southern Chile.  The project involves replacing one turbine installed in 1981 with an 88% load factor, with a new turbine with a target efficiency rate of 94%, obtaining 21 GWh of new energy.  The estimated total investments is Ch$ 3,507 million, none of which has been incurred as of December 31, 2017, and is expected to begin operations in the second quarter of 2020. This project is being financed primarily with internally generated funds.

Sauzal Repowering

Sauzal Repowering is a project to be implemented within the Sauzal power plant, Región del Libertador General Bernando O’Higgins in central Chile.  The project involves changing one turbine supplied by Charmilles in 1951 with an 88% load factor replacing it with a new one with target efficiency rate of 94%, obtaining up to 3MW of new capacity and 12 GWh coming from repowering.  The estimated total investment is Ch$ 1,752 million, none of which has been incurred as of December 31, 2017, and is expected to begin operations in the fourth quarter of 2019. This project is being financed primarily with internally generated funds.

Estero Atravesado Repowering

Estero Atravesado Repowering is a project to be developed in Biobío Region, souther Chile, in the upper basin area of Laja River.  This project involves increase the water flow use to generate by installing an additional adduction pipeline for the Antuco power plant.  The project will increase electricity generation in 1,240 GWh.  The estimated total investment is Ch$ 1,936 million and is expected to begin operations in the fourth quarter of 2019.  The incurred investment as of December 31, 2017 was Ch$ 16.7 million.  This project is being financed primarily with internally generated funds.

D.	Projects Cancelled in 2017

Neltume Hydroelectric Project

The Neltume project was expected to be located in Los Ríos region, on the upper part of the Valdivia River basin.  The project was officially abandoned and closing activities with communities and other environmental commitments are ongoing.  The project would have consisted of a 490 MW installed capacity run-of -the-river hydro power plant to be connected to the SEN through a 42 kilometer 220 kV transmission line from Neltume to Pullinque.

Our indigenous community inquiry process, which was completed at the end of 2015, revealed that there were some significant social and environmental controversies in the land associated with the Neltume project.  Therefore, the original 2010 EIA was likely to be rejected given the official announcements of various public service authorities issued in late 2015 as well as several meetings with the authorities and the concerns of residents living near Lake Neltume.  We decided to study new design alternatives in order to redesign the discharge to the lake.  As a consequence of this decision, we recorded a Ch$ 2.7 billion write-off in the fourth quarter of 2015, associated with some assets related to the 2010 EIA, which was withdrawn on December 29, 2015, and other studies directly related to the original design.

In the fourth quarter of 2016, we recorded a Ch$ 20.5 billion impairment loss related to the Neltume project because under the prevailing electricity market conditions, the expected returns would not cover the projected investment.  In addition, considering our new focus on investing in more manageable projects with shorter construction periods and shorter paybacks, the project would have needed to be redesigned to become economically and technically feasible.

In 2017, an additional Ch$ 21,975 billion write-off was booked based on non-recoverable amounts due to the lower value of the asset, net of the impairments and write-offs mentioned above that were recorded before 2017.

Choshuenco Hydroelectric Project

The Choshuenco project was expected to be located in Los Ríos region, connected in series with the Neltume project.  The project would have consisted of a 135 MW run-of-the-river hydroelectric plant using the water of the Llanquihue River and restoring water to the Panguipulli Lake.  It was to be connected to the Loncoche substation through Neltume’s transmission line.  A feasibility analysis determined results to be lower than expected.

In the fourth quarter of 2016, we recorded a Ch$ 3.7 billion impairment loss, related to the Choshuenco project.  Even though the project offers positive environmental and social impacts, the expected profit of the project is lower than the expected investment.

In 2017, an additional Ch$ 3.1 billion write-off was recorded, mainly due to the relevance of the synergies with the construction and operation phase of the Neltume Project and based on the non-recoverable amounts due to the lower value of the asset, net of the impairments and write-offs mentioned above that were performed before 2017.

Major Encumbrances

As of December 31, 2017, we have full ownership of our assets and they are not subject to material encumbrances.

Environmental Issues and Focus on Renewable Energy

In recent years, Chile and the region have seen an increase in the development of regulations and other strategies to promote environmentally friendly NCRE.  Our operating subsidiaries are subject to increasing environmental regulations.  We are required to perform environmental impact studies for future projects and obtain permits from both local and national regulators.  The approval of these environmental impact studies may be withheld by governmental authorities and therefore their processing time may be longer than expected.  In addition, any deviation from the environmental license to operate could result in penalties or sanctions from authorities.

Environmental regulations have established stricter emission limits for existing and future generation capacity requiring increased capital investments.  Any delay in meeting the standards constitutes a violation of the regulations which established emission limits effective June 23, 2015 or June 23, 2016 and may result in penalties and sanctions.  All of our thermal plants made incremental investments focused on the new stricter regulations, such as installing abatement systems to control pollutant emissions. The Tarapacá Environmental Retro-fitting Project described above is an example of additional investments driven by stricter environmental regulatory requirements.

Enel, our ultimate controlling shareholder, is aiming for a complete de-carbonization of energy generation by 2050.  The lost capacity resulting from the closure of existing coal power plants will be substituted with more environmentally friendly types of generation, focusing on NCRE.  This announcement is aligned with the Energy Agenda released by the Chilean government in May 2014, which seeks to facilitate the incorporation of NCRE sources and promote the efficient use of energy, among other objectives.

NCRE plants provide energy with minimal environmental impact and without CO2 emissions.  They are therefore considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

The promotion of NCRE has driven Enel Distribución to invest in replacing traditional electricity meters with digital smart meters that allow a permanent and bidirectional connection with customers, increasing operational efficiency and enabling customers to inject their surplus solar energy into the distribution network.

Our NCRE generation facilities as of December 31, 2017 are: (i) Canela I wind farm with 18 MW of installed capacity and 11 self-generators, which has been in operation since 2007, (ii) Canela II wind farm with 60 MW of installed capacity and 40 self-generators, which has been in operation since 2009, and (iii) Ojos de Agua run-of-the-river mini-hydro power plant with 9 MW of installed capacity, which has been in operation since 2008, which as of December 31, 2017, totaled 1.4% of our installed capacity (including the Ojos de Agua power plant).

In addition, as described above, we are constructing Los Cóndores project, a run-of-the-river hydroelectric power plant, which is intended to displace thermal units connected to the SEN.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein.  Our consolidated financial statements as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation plants in Chile.  Our consolidated revenues, income and cash flows come from our core business, electricity generation.

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

A substantial part of our generation capacity is hydroelectric and depends on the prevailing hydrological conditions.  Our installed capacity as of December 31, 2017, 2016 and 2015 was 6,351 MW, of which 55% was hydroelectric for the three years. See “Item 4. Information on the Company — D. Property, Plants and Equipment.”

Hydroelectric generation was 9,652 GWh, 9,078 GWh and 11,842 GWh in 2017, 2016 and 2015, respectively.  Our 2017 hydroelectric generation was greater than 2016 mainly due to more humid hydrological conditions especially during the last quarter of 2017, even though some important reservoirs are still at low levels due to several years of drought, characterized by low rainfalls and a poor snowmelt, since 2010.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of available water as a consequence of lower melts.  In between these two extremes, there is a wide range of possible hydrological conditions.  For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall.  On the other hand, a good hydrological year has less marginal impact if it comes after several wet years rather than after a prolonged drought.  In Chile, the period of the year that typically has the most precipitation is from May through August, and the period with more snow and ice melt is from October through March, providing water flow to lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them located in southern Chile.  For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions as either dry or wet, although there are several other intermediate scenarios.  Extreme hydrological conditions materially affect our operating results and financial condition.  However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently considering other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric, thermal and NCRE generation, which is constantly being determined by the CEN to minimize the operating costs of the entire system.  According to the current regulatory framework, the price at which energy is traded on the spot market (known as spot price) is determined by the marginal cost of the system.  The marginal cost is the cost of the most expensive power plant in operation given an efficiency-based dispatch.  Regulation also considers capacity payments to generators, which remunerates each power plant’s installed capacity according to its availability and contribution to the system’ safety. This capacity payment is determined by the regulator every six months.  Run of the river hydroelectric and NCRE generation are almost always the least expensive generation technology and normally have a marginal cost close to zero.  Water from reservoirs used to generate electricity, on the other hand, is assigned an opportunity cost for the use of water, which may lead to hydroelectric generation using water from reservoirs having a significant cost in extended drought conditions.  The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil. Solar and wind sources are currently the NCRE technologies most widely used.  NCRE facilities are able to dispatch energy to the system at very low marginal costs, but they depend on the blowing of the wind or the shining of the sun.

Spot prices primarily depend on hydrological conditions and commodity prices and, to a lesser extent, on NCRE availability. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase spot prices. Spot market prices affect our results because we must purchase electricity in the spot market when our contracted energy sales are greater than our generation, and we sell electricity in the spot market when we have electricity surpluses.

There are many other factors that may affect our operating income, including the level of contracted sales, purchases and sales in the spot market, commodity prices, energy demand and supply, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

To illustrate the effects of hydrology on our operating results, the following table describes certain hydrological conditions, their expected effects on spot prices and generation, and the expected impact on our operating income, assuming that other factors remain unchanged.  In all cases, hydrological conditions do not have an isolated effect but need to be evaluated along with other factors to better understand the impact on our operating results.

Hydrological Conditions	Expected effects on spot prices and generation	Expected impact on our operating results

Dry	Higher spot prices

Positive: if our generation is higher than our contracted energy sales, energy surpluses are sold in the spot market at higher prices.

Negative: if our generation is lower than our contracted sales, we have an energy deficit and must purchase energy in the spot market at higher prices.

	Reduced hydro generation	Negative: less energy available to sell in the spot market.
	Increased thermal generation	Positive: increases our energy available for sale and either reduces purchases in the spot market or increases sales in the spot market at higer prices.

Wet	Lower spot prices

Positive: if our generation is lower than contracted energy sales, the energy deficit is covered by purchases in the spot market at lower prices.

Negative: if we have energy surpluses, they are sold in the spot market at lower prices.

	Increased hydroelectric generation	Positive: more energy available to sell in the spot market at lower prices.

	Reduced thermal generation	Negative: less energy available to sell in the spot market.

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different than those shown above.  For instance, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year if demand increases, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

b.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation may have a significant effect on our operating results.  Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars.  For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans depending on the level at which our revenues are denominated in Chilean pesos.  For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “Item 3. Key Information — D. Risk Factors — Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.”

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2017		2016		2015
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	649.11	614.75	676.67	669.47	654.66	710.16

Source: Central Bank of Chile

c.Critical Accounting Policies

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

Impairment of Long-Lived Assets

From time to time, and principally at the end of any year, we evaluate whether there is any indication that an asset has been impaired.  Should any such indication exist, we estimate the recoverable amount of that asset to determine, where appropriate, the amount of impairment.  In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

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

In general, these projections cover the next five years, estimating cash flows for future years and applying reasonable growth rates, which in no case are increasing nor exceed the average long-term growth rates for the Chilean electricity sector.  At the end of December 2017, projected cash flows were extrapolated using an annual growth rate of 3.1%.
These future cash flows are discounted at a given pre-tax rate to calculate their present value.  This rate reflects the cost of capital of the business in Chile.  The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity.

The pre-tax nominal discount rates applied in 2017, 2016 and 2015 are as follows:

Year ended December 31,
2017		2016		2015
Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
10.7%		12.2%		12.7%

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

Litigation and Contingencies

We are currently involved in legal and tax proceedings.  As discussed in Note 22 of the Notes to our consolidated financial statements as of December 31, 2017, we recognized provisions for legal and tax proceedings in an aggregate amount of Ch$ 3.5 billion as of December 31, 2017.  This amount was based on consultations with our legal and tax advisors, who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Cash Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars.  Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account that forms part of “Other Comprehensive Income” and recorded as income during the period in which the hedged cash flows are realized.  This term has been estimated at ten years.

This policy reflects a detailed analysis of our future U.S. dollar revenue streams.  Such analysis may change in the future due to new electricity regulations limiting the amount of cash flows tied to the U.S. dollar.

    Recent Accounting Pronouncements

With respect to the new accounting pronouncements effective since January 1, 2018, we determined that its application will not have a significant impact on our and our subsidiaries consolidated financial statements. For more details, please refer to note 2.2. b) of the Notes to our consolidated financial statements.

2.	Analysis of Results of Operations for the Years Ended December 31, 2017 and 2016

Hydrological conditions in Chile have been below the historical average since 2010.  However, in 2017, hydrological conditions were slightly more humid than in 2016, mainly during the fourth quarter of 2017.  This allowed us to produce more electricity through hydroelectric generation rather than thermal generation that is more expensive.  In addition, the commissioning of new NCRE plants reduced the impact of dry conditions.  Therefore, the marginal cost of electricity decreased in 2017 when compared to 2016.  As a result, we were able to cover our energy deficit in the spot market at lower prices.  Our physical sales decreased when compared to 2016 and our customer mix changed because a portion of our former regulated clients chose the unregulated regime instead.  Our selling and administrative expenses decreased considerably in 2017, mainly due to the impairments and write-offs we booked in 2016.

The combination of these factors, among others, contributed to an increase of our operating income in 2017 when compared to 2016.  For details, please refer to “Operating Income and Operating Margin from Continuing Operations” below.

Revenues from Continuing Operations

The following tables set forth our total revenues from continuing operations and the corresponding change for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Revenues	1,634,937	1,659,727	(24,790)	(1.5)

Revenues decreased in 2017 compared to 2016. The decrease was mainly due to Ch$59.0 billion lower revenues from energy sales, which was primarily attributable due to  (i) Ch$41.2 billion associated with lower energy average sales price, (ii) lower physical sales of Ch$ 39.6 billion as a result of an 8% decrease in sales to regulated clients, and (iii) partially offset by Ch$ 21.9 billion of higher revenues as a result of settlements performed by the CEN associated with price and quantity adjustments. The decrease was partially offset by Ch$28.4 billion in higher natural gas sales.

  Total Operating Costs from Continuing Operations

Our total operating costs from continuing operations are primarily energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth the principal items for consolidated operating cost for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Energy purchases	346,955	335,732	11,222.9	3.3
Fuel consumption	280,739	295,149	(14,409)	(4.9)
Transportation costs	152,870	192,503	(39,633)	(20.6)
Other variable procurement and services	123,414	71,676	51,738	72.2
Total Operating Cost from Continuing Operations	903,978	895,060	8,918	1.0

Our operating costs increased in 2017 compared to 2016, mainly due to Ch$ 51.7 billion higher other variable procurement and services costs, which in turn was mostly attributable to (i) Ch$ 29.5 billion higher costs in the gas commercialization business, (ii) Ch$17.3 billion higher thermal emissions taxes and (iii) Ch$ 7.6 billion higher commodity derivative costs and increased purchases of Ch$11.2 billion due to higher physical purchases to comply with our contractual sales obligations.  Such increases were partially offset by Ch$ 39.6 billion lower transportation costs due to lower tolls and Ch$ 14.4 billion lower fuel consumption costs mainly due to better hydrology in southern Chile during the fourth quarter of 2017, which allowed us to reduce our thermal generation during such quarter.

  Selling and Administrative Expenses from Continuing Operations

Our selling and administrative expenses from continuing operations are salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses from continuing operations for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Depreciation, amortization and impairment losses	117,282	163,386	(46,104)	(28.2)
Other expenses	102,821	119,303	(16,482)	(13.8)
Employee benefit expense and others	46,996	50,592	(3,596)	(7.1)
Total Selling and Administrative Expenses from Continuing Operations	267,099	333,281	(66,182)	(19.9)

Consolidated selling and administrative expenses from continuing operations decreased in 2017 compared to 2016.  This reduction is primarily due to (i) lower impairment losses of property, plant and equipment of Ch$ 30.8 billion due to the non-recurring impairment charges of Ch$ 24.2 billion booked in 2016 related to NCRE projects and the Neltume and Choshuenco projects (see “― 2. Analysis of Result of operations for the year ended December 31, 2016 and 2015 ― Consolidated Selling and Administrative Expenses”); (ii) lower other fixed costs of Ch$ 16.5 billion primarily attributable to the non-recurring impairment charges of Ch$ 35.4 billion related to the waiver of water rights of the Bardón, Chillán 1 and 2, Futaleufú, Huechún and Puelo hydroelectric projects recorded in 2016 compared with the Ch$ 25.1 billion loss recognized in 2017 in connection with our decision to abandon the Neltume and Choshuenco projects for being economically unfeasible to reduce the net book value of the associated assets to zero; and (iii) lower depreciation and amortization of Ch$ 15.3 billon primarily due to the modification of the remaining useful life of fixed assets applied to property, plants, and equipment in 2017.

Operating Income and Operating Margin from Continuing Operations

The following table sets forth our operating income and operating margin from continuing operations, for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating income from continuing operations	463,860	431,386	32,474	7.5
Operating margin from continuing operations(1)	28.4%	26.0%	—	—

(1)	Operating margin from continuing operations, a measure of efficiency, represents operating income from continuing operations as a percentage of revenues from continuing operations.

The 1.0% increase in operating costs (excluding selling and administrative expenses) from continuing operations offset a slight 1.5% increase in revenues from continuing operations.  However, the 19.9% decrease in selling and administrative expenses from continuing operations was the main factor that contributed to the 7.5% increase in our operating income in 2017 when compared to 2016, increasing our operating margin from 26% to 28.4%.

Financial and Other Results from Continuing Operations

The following table sets forth our financial and other results from continuing operations for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Financial results from continuing operations
Financial income	5,274	6,151	(877)	(14.3)
Financial costs	(50,852)	(55,702)	4,850	(8.7)
Gains from indexed assets and liabilities, net	146	606	(460)	(76.0)
Foreign currency exchange differences	8,822	13,266	(4,444)	(33.5)
Total financial results from continuing operations	(36,610)	(35,679)	(932)	2.6

Other results from continuing operations
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	(2,697)	7,878	(10,575)	n.a
Gain from other investments	105,463	121,457	(15,995)	(13.2)
Loss from sales of assets	7,626	34	7,593	n.a
Total other results from continuing operations	110,392	129,369	(18,977)	(14.7)
Total financial and other results from continuing operations	73,782	93,691	(19,909)	(21.2)

Financial Results from Continuing Operations

We recorded a net financial expense from continuing operations for the year ended December 31, 2017 in an amount greater compared to 2016.  This decrease is primarily due to lower charges for foreign currency exchange differences amounting to Ch$ 4.5 billion, mainly as a result of the lower Chilean peso value of the U.S. dollar intercompany debt we owed  Enel Américas for Ch$ 10.1 billion that was offset by greater income on cash and cash equivalents in U.S. dollars for Ch$ 5.7 billion.  This variation was completely compensated by the Ch$ 4.9 billion lower financial costs mainly due to lower interest expenses on structured loans for Ch$ 1.5 billion with Enel Américas that expired in September 2016 and to lower interest expenses on bank loans and bonds for Ch$ 4.8 bilion mainly due to the lower level of average debt in 2017, offset by a Ch$1.4 billion increase in bank fees.  The reduction of our financial result was also the consequence of Ch$ 0.9 billion lower financial income due to an agreement with YPF we settled in 2016 for Ch$ 2.0 billion offset by higher income from temporary investments in fixed income securities for Ch$ 1.1 billion.

Other Results from Continuing Operations

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method for the year ended December 31, 2017 decreased compared to 2016, primarily due to the sale of our former associate Electrogas in February 2017 and GNL Quintero in September 2016, accounting for a Ch$ 5.2 billion and Ch$ 2.8 billion decrease in equity investment profits, respectively.  In addition, the loss from our associate HydroAysén increased by Ch$ 2.0 billion.  For further details regarding the termination of HydroAysén, please refer to “Item 4. Information on the Company ― C. Organizational Structure. ― Selected Related and Jointly-Controlled Companies ― HydroAysén.”

Due to the sale of Electrogas in 2017 and GNL Quintero in 2016, we also registered a lower gain from other investments in 2017  when compared to 2016 .  In 2017 we recorded a Ch$ 105.3 billion gain from the sale of Electrogas and the sale of a land owned by GasAtacama for Ch$ 7.6 billion, while in 2016 we recognized a Ch$ 121.3 billion gain arising from the sale of GNL Quintero.

Income Tax Expense from Continuing Operations

Total income tax expenses from continuing operations totaled Ch$ 112 billion in 2017, an increase of Ch$ 28.9 billion compared to 2016.

The increase in total income tax expenses from continuing operations was primarily due to (i) Ch$ 13.5 billion higher expense due to the reversal of the deferred income tax related to the dissolution of Central Canela S.A., (ii) Ch$ 6.3 billion related to the increase of the statutory tax rate from 24% to 25.5% and (iii) greater income tax related to lower exchange rate and price-level restatement losses for Ch$ 8.4 billion.  The increase in income tax expenses resulted in the increase of the effective income tax rate.

The effective tax rate was 20.9% in 2017 compared to 15.9% in 2016.  For further details, please refer to Note 31 of the Notes to our consolidated financial statements.

Income from Continuing Operations and Net Income

The following table sets forth our consolidated income from continuing operations before income taxes, income tax expenses from continuing operations, income after tax for the year from discontinued operations and net income for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating income from continuing operations	463,860	431,386	32,474	7.5%
Total financial and Other results from continuing operations	73,782	93,691	(19,909)	n.a.
Income from continuing operations before income taxes	537,642	525,077	12,565	2.4%
Income tax expense, continuing operations	(112,100)	(83,217)	(28,883)	34.7%
Net Income from continuing operations	425,542	441,860	(16,318)	(3.7)%
Net Income from discontinued operations	—	79,572	(79,572)	(100.0)%
Net income	425,542	521,432	(95,890)	(18.4)%
Net income attributable to the parent company	418,454	472,558	(54,105)	(11.4)%
Net income attributable to non-controlling interest	7,088	48,874	(41,786)	(85.5)%

The decrease in net income attributable to non-controlling interests in 2017 compared to 2016 is primarily due to the decrease of net income attributable to the non-controlling interests from discontinued operations as a result of the separation of businesses that occurred on March 1, 2016.  On that date, we transferred our interests in foreign companies to a newly formed company Endesa Américas, which in December 2016 merged with and into Enel Américas. See “Item 4. Information on the Company — A. History and Development of the Company —the 2016 Reorganization.” Therefore, our consolidated statement of comprehensive income for 2016 includes two months of contribution from foreign companies, while in 2017 we did not include discontinued operations.  The details of non-controlling interests is listed in Note 23.7 of the Notes to our consolidated financial statements.

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

The following table sets forth our consolidated operating costs from continuing operations in Chilean pesos for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016		2015
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	335,732	27.3%	320,732	28.1%
Fuel consumption	295,149	24.0%	327,503	28.7%
Transportation costs	192,503	15.7%	179,691	15.7%
Depreciation, amortization and impairment losses	163,386	13.3%	115,042	10.1%
Other expenses	119,303	9.7%	90,340	7.9%
Employee benefit expense and others	50,592	4.1%	55,719	4.9%
Other variable procurement and services	71,676	5.8%	52,965	4.6%
Total Operating Cost from Continuing Operations	1,228,341	100%	1,141,991	100%

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

Selling and administrative expenses from continuing operations increased by Ch$ 72.2 billion, or 27.6%, in 2016 compared to 2015, mainly due to (i) higher impairment losses of property, plant and equipment of Ch$ 40.6 billion related to a recognition in 2016 of Ch$ 24.2 billion of impairment charges related to the Neltume (Ch$ 20.5 billion) and Choshuenco (Ch$ 3.7 billion) projects and an increase of Ch$ 4.1 billion impairment of capitalized investments in NCRE projects between 2016 and 2015, compared to income in 2015 of Ch$ 12.6 billion due to the reversal of impairment charges associated with the Tarapacá power plant; and (ii) higher other fixed costs of Ch$ 29.0 billion mostly attributable to the write-off of Ch$ 35.4 billion related to the waiver of water rights associated with the Bardón, Chillán 1 and 2, Futaleufú, Hechún and Puelo hydroelectric projects, which was partially offset by Ch$ 4.1 billion in lower expenses of outsourced services, compared to 2015 in which we incurred higher costs related to the corporate reorganization.

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

The effective tax rate was 15.9% in 2016 compared to 25.5% in 2015. For further details, please refer to Note 31 of the Notes to our consolidated financial statements.

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

The decrease in net income attributable to non-controlling interests of Ch$ 193.2 billion in 2016 compared to 2015 is primarily due to the decrease of the net income attributable to the non-controlling interests from discontinued operations as a result of the separation of businesses that occurred on March 1, 2016, which resulted in only two months of discontinued operations results for 2016 compared to a full year for 2015. On that date, we transferred all of our ownership in foreign companies to a newly formed company Endesa Américas, which in December 2016 merged with and into Enel Américas.  See “Item 4. Information on the Company — A. History and Development of the Company —the 2016 Reorganization.”  Therefore, our consolidated statement of comprehensive income for 2016 includes only two months of contribution from foreign companies, compared to twelve months included in 2015.  The details of non-controlling interests is listed on Note 23.7 of the Notes to our consolidated financial statements.

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

We have a direct ownership interest in GasAtacama and Pehuenche, our main consolidated subsidiaries. On a stand-alone basis, we receive cash inflows from our own operating assets, from our subsidiaries, as well as from related companies. Our subsidiaries and associates’ cash flows may not always be available to satisfy our own liquidity needs because there may be a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, short-term intercompany loans and ample access to the Chilean and international capital markets will be sufficient to satisfy all our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

Our statement of cash flows for 2016 includes cash flows for two months from the discontinued non-Chilean generation businesses as the result of the separation of businesses that occurred on March 1, 2016, compared to the statement of cash flow for 2017, which does not include cash flows from the discontinued non-Chilean generation businesses.  On March 1, 2016, we transferred all of our ownership in the non-Chilean generation businesses to a newly formed company, Endesa Américas S.A., which was spun-off to our shareholders in April 2016 and merged with and into Enel Américas S.A. in December 2016.

Set forth below is a summary of our consolidated cash flow information (including both continued and discontinued operations) for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(in billions of Ch$)
Net cash flows provided by operating activities	488	559	901
Net cash flows used in investing activities	(92)	(61)	(488)
Net cash flows used in financing activities	(302)	(520)	(606)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	94	(21)	(193)
Effect of exchange rate changes on cash and cash equivalents	2	(14)	6
Cash and cash equivalents at beginning of period	114	150	337
Cash and cash equivalents at end of period	211	114	150

Set forth below is a summary of the net cash flow attributable to discontinued operations for the two months ended February 29, 2016 and for the years ended December 31, 2015:

	Two months ended February 29,	Year ended December 31, (12 months)
	2016	2015
	(in billions of Ch$)
Net cash provided by operating activities	69	473
Net cash flows used in investing activities	(26)	(233)
Net cash flows provided by (used in) financing activities	80	(431)
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	123	(191)
Effects of exchange rate changes on cash and cash equivalents	(24)	5
Cash and cash equivalents at beginning of period	112	298
Cash and cash equivalents at end of period	211	112

For the year ended December 31, 2017, net cash flows provided by operating activities decreased 12.7%, compared to the same period in 2016 primarily due to the inclusion of Ch$ 69 billion of cash provided by operating activities from discontinued operations in 2016.

For the year ended December 31, 2016, net cash flow provided by operating activities from continuing and discontinued operations decreased 38%, compared to the same period in 2015. The main drivers of this change are described below.

The changes in net cash flow provided by operating activities from continuing operations were primarily due to Ch$ 158 billion increase in collections on the sale of goods and services. This increase is mainly explained by Ch$ 221 billion related to an increase in physical sales to regulated customers and gas export to Argentina. This increase was offset by i) a Ch$ 616 billion lower collections on the sale and payments to suppliers of goods and services from discontinued operations from non-Chilean companies, which as a result of the spin-off of Endesa Américas are no longer consolidated by us since March 1, 2016; and ii) a Ch$ 52 billion lower collections from the sale of goods and services received from GasAtacama due to lower energy sales.

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

For further information regarding our operating results in 2017, 2016 and 2015, please see “— A. Operating Results. — 2. Analysis of Results of Operations for the Years Ended December 31, 2017 and 2016” and “— A. Operating Results. — 3. Analysis of Results of Operations for the Years Ended December 31, 2016 and 2015.”

For the year ended December 31, 2017, net cash flows used by investing activities increased Ch$ 31 billion, or 34% compared to the same period in 2016, primarily due to Ch$ 207 billion invested in the acquisition of fixed assets, of which Ch$ 108 billion was invested in Los Cóndores project, Ch$ 24 billion in the Bocamina II project and Ch$ 31 billion in various expansion plans of our subsidiary GasAtacama. This was partially offset by Ch$ 115 billion other collections from the sale of equity or debt instruments belonging to other entities, specifically related to the Electrogas sale.

For the year ended December 31, 2016, net cash used in investing activities from continuing and discontinued operations decreased 87.5% compared to the same period in 2015, mostly due to the acquisition of property, plant and equipment of Ch$ 195 billion, of which Ch$ 172 billion was related to our continuing operations, specifically to Los Cóndores project, partially offset by other collections of Ch$ 133 billion from continuing operations related to the sale of equity or debt instruments belonging to other entities specifically related to the sale of GNL Quintero.

For further information regarding the acquisition of fixed assets in 2017 and 2016, please see “Item 4. Information of the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures.”

For the year ended December 31, 2017, net cash flows used in financing activities decreased Ch$ 218 billion, or 42%, compared to the same period in 2016, mainly due to a non-recurring cash distribution as a result of the separation of the Chilean and non-Chilean businesses on March 1, 2016, net payments of loans from related entities in 2016 and a decrease of payments on loans and bonds by us, partially offset by an increase in dividend payments to third parties.

The aggregate cash outflows from financing activities from continuing operations in 2017 were primarily due to:

•

Ch$ 245 billion in dividends payments to third parties, excluding dividends received, of which, Ch$ 236 billion was paid by us, Ch$ 6 billion was paid by Pehuenche and Ch$ 3 billion was paid by GasAtacama;

•	Ch$ 44 billion in interest expenses payments;
•	Ch$ 6 billion in payments of loans and bonds by us; and
•	Ch$ 5 billion are from derivative instrument payments.

For the year ended December 31, 2016, net cash used in financing activities from continuing and discontinued operations decreased Ch$ 86 billion, or 14%, compared to the same period in 2015, mainly due to a decrease in payments of loans and bonds by us, a decrease in dividend payments and a decrease in interest payments, partially offset by the cash distribution as a result of the separation of the Chilean and non-Chilean businesses on March 1, 2016.

The aggregate cash outflows from financing activities from continuing operations in 2016 were primarily due to:

•	Ch$ 138 billion in payments of loans and bonds by us;
•	Ch$ 167 billion in net payments mainly made by us, on a stand-alone basis, of loans from related entities;
•	Ch$ 127 billion in dividend payments to third parties, excluding dividends paid to us (including Ch$ 117 billion paid by us, on a stand-alone basis, and Ch$ 8 billion paid by Pehuenche, among others);
•	Ch$ 49 billion of interest paid by us; and
•	Ch$ 221 billion of other cash outflows including a Ch$ 211 billion cash distribution as a result of the separation of the Chilean and non-Chilean businesses on March 1, 2016.

These outflows were partially offset by Ch$ 137 billion in loans received in connection with our own operations.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or financings, if necessary. We have no legal obligations or other commitments to financially support our subsidiaries. In some cases, our subsidiaries may be financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “— F. Tabular Disclosure of Contractual Obligations.”

As of December 31, 2017, our consolidated interest-bearing debt totaled Ch$ 778 billion and had the following maturity profile:

•	Ch$ 17 billion in 2018;
•	Ch$ 15 billion from 2019 to 2020;
•	Ch$ 16 billion from 2021 to 2022; and
•	Ch$ 730 billion thereafter.

We have accessed the international equity capital markets, with an SEC-registered ADS issuance on August 3, 1994. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, we and our subsidiary Pehuenche have issued a total of US$ 2.8 billion in Yankee Bonds.

The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2017. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon	Issued	Outstanding
			(%)	(in millions of US$)
Enel Generación	10 years	April 2024	4.250	400	400
Enel Generación (1)	30 years	February 2027	7.875	230	206
Enel Generación (2)	40 years	February 2037	7.325	220	71
Enel Generación (1)	100 years	February 2097	8.125	200	40
Total			5.813 (3)	1,050	717

(1)     We repurchased some of these bonds in 2001.

(2)

Holders of our 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)	Weighted-average coupon by outstanding amount.

We also have access to the Chilean domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us, outstanding as of December 31, 2016.

				Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation- adjusted rate)	Issued	Outstanding
			( %)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generación Series H	25 years	October 2028	6.20	4.0	2.3	63
Enel Generación Series M	21 years	December 2029	4.75	10.0	10.0	268
Total			5.02 (1)	14.0	12.3	331

(1)	Weighted-average coupon by outstanding amount.

For a full description of the local bonds issued by us, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 17 of the Notes to our consolidated financial statements.

We frequently participate in the international commercial bank markets through syndicated senior unsecured loans. As of December 31, 2016, the amounts outstanding or available for these bank loans are listed below. The syndicated revolving loan due in July 2019 was voluntarily terminated in February 2017, before its due date.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Generación	Syndicated revolving loan	February 2020	200	—
Total			200	—

Both undrawn revolving credit facilities are governed by the laws of the State of New York and do not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 200 million in the aggregate as of December 31, 2017 from such committed revolving facility under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities under which a potential MAE would not be an impediment to this source of liquidity. In 2016, we entered into a 3-year bilateral revolving loan for an aggregate amount of UF 2.8 million (Ch$ 76 billion as of December 31, 2017) as set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF)	(in millions of UF)
Enel Generación	Bilateral revolving loan	March 2019	2.8	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to Ch$ 199 billion in the aggregate as of December 31, 2017.

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

We may also access the Chilean commercial paper market under programs that have been registered with the Chilean CMF for up to US$ 200 million. Finally, we also have access to other types of financing, including supplier credits, leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2017, the most restrictive financial covenant affecting us was the leverage ratio in connection with the bilateral revolving loan facility that matures in March 2019, and the syndicated senior unsecured loan that matures in February 2020. Under such covenants, the maximum additional debt that could be incurred without a breach is Ch$ 2,006 billion. As of December 31, 2017 and as of the date of this Report, we and our subsidiaries are in compliance with the financial covenants contained in our debt instruments.

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

The cross default provisions for our revolving credit facility that is due in February 2020, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any of our subsidiaries. Under such credit facility, only matured defaults exceeding US$ 50 million qualify for a potential cross default when the principal exceeds US$ 50 million, or its equivalent in other currencies, although our subsidiaries do not have any financial obligation. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of the outstanding facility choose to do so. All of our Yankee Bonds are unsecured and not subject to any guarantees by any of our subsidiaries or parent companies.

The Yankee Bonds’ cross default provisions may be triggered by our debt. A matured default of either us or any of our subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies.  In the case of the Yankee Bond, issued by us in April 2014, due in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.

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

Our estimated capital expenditures for 2018 through 2020 amount to Ch$ 498 billion, of which Ch$ 491 billion are considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because we need to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution, such as those for Los Cóndores project, as well as water rights, as non-discretionary expenditures. We consider the remaining Ch$ 7 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

Our subsidiaries are engaged in the generation of electricity in Chile, which is undergoing changes including more restrictive government regulations, the introduction of new technologies and business models, and more competition.  Our business is subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year.  We seek to establish a conservative and well-balanced commercial policy, which aims at controlling relevant variables, reducing risks and providing stability to our results of operations.

Our net income is principally the result of operating income from our generation business, and non-operating income, which consists primarily of income arising from related companies accounted for using the equity method, interest expense and tax expense.

Generation

Our operating income is impacted by the combined effect of several factors including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others.  The combined effect of many, and sometimes all, of these factors impacts our operating income.

Sales prices and energy costs are among the main drivers of our results of operations of our electricity generation business.  The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth.  Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price.  However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because the spot generation price is influenced by many factors (mainly hydrology and fuel prices).  Thus abundant hydrological conditions generally lower spot prices, while dry conditions increase them, although this effect on prices is mitigated with the incorporation of NCRE.  We expect that the integration of the two electricity systems, the former SIC (central and southern area of the country) and SING (northern area), into one interconnected system, the SEN, that took place in November 2017, will help to better address the conditions of electricity production especially for extreme situations and also improve investment and commercialization opportunities between both markets.

Our operating income might not be impacted adversely even when we are required to buy electricity at high prices in the spot market if our commercial policy is appropriately managed.  Our goal is to have a conservative and well-balanced commercial policy that controls relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting a significant portion of our expected electricity generation through long term electricity supply contracts.  The optimal level of electricity supply commitments is one that protects us against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices, during dry years.  In order to determine the optimal mix of long-term contracts and sales in the spot market we: (i) project our aggregate generation taking into consideration our diversified generation mix (hydro, thermal and renewables), the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.

Currently, our sales contracts to customers not subject to regulated prices are not standardized and the terms and conditions of these contracts are individually negotiated.  When we negotiate these sale contracts, we typically try to set the price at a premium over future expected spot prices to mitigate the risk of increases in future spot prices.  However, the premium can vary substantially depending on several conditions such as the node of supply, load profile or the term of the contract.  Our contracted sales with regulated customers represent on average more than 70% of our sales, which allows us to maintain steady prices for longer periods, normally 10 to 20 years, which combined with our balanced commercial policy, generally provides for a stable profit.  Most of our current regulated tariffs are indexed to the U.S. consumer price index and, to a lesser extent, to commodity prices.  We expect regulated tariffs to remain fairly stable, without material changes, until 2020.

In 2022, distribution company contracts awarded by us in the August 2016 auction will come into effect and therefore the tariffs of our regulated contracts will decrease by 6% as a consequence of the lower prices offered by NCRE providers in the energy auction for distribution companies.  In 2024, contracts awarded in the November 2017 auction will come into effect with an average price of the total awarded energy of US$ 32.5 per MWh, which is 32% lower than the average price of the previous tender process.  We regularly participate in energy bids and we have been awarded long term energy sale contracts that incorporate the expected variable costs considering changes to the most relevant variables.  These contracts secure the sale of our current and expected new capacity and allow us to stabilize our income.  Currently, 39% of our expected annual generation is sold under contracts with terms of at least ten years and 97% is sold under contracts with terms of at least five years.

In November 2017, the outcome of the latest bidding process was announced.  This process tendered 2,200 GWh per year to be delivered between 2024 and 2043.  The total amount of energy tendered was based on renewable energy offers, thus representing a milestone in the industry.  We were awarded 54% of the tender, corresponding to 1.2 TWh per year at an average US$ 34.7 per MWh with a mix of wind, solar and geothermal generation.

Spot prices could also be affected by international prices of fuel commodities such as fuel oil, coal and LNG, since Chile does not produce those fuels in any significant quantities.  Fuel prices affect our results because commodity prices directly affect our thermal generation costs, which as of December 31, 2017 represented 44% of our installed capacity.  Commodity prices, mainly oil, have significantly decreased from 2014 to their lowest level in the first quarter of 2016.  Since then, fuel prices have increased, and the trend is expected to continue in 2018.  Our costs depend on factors such as spot prices, generation mix, including NCRE generation, hydrology, and our contractual surpluses/deficits.  As described above, our contracted sale prices are currently indexed to U.S. CPI, but also to commodities prices, including coal, Brent oil and Henry Hub gas prices, and therefore, sales prices are also affected by variations of these commodity prices.  We estimate our exposure to commodity risk by considering the balance between our generation and the portion of our contracted sales that are indexed to commodity prices.

To mitigate the risk of fuel cost increases, we manage the respective commodity price risk using derivative contracts and we have entered into long term supply contracts (10-15 years) to cover part of the fuel needed to operate our thermal generation units, which use natural gas among other types of fuel.  This allows us to use other fuels if the price of LNG is too high, if there is a shortage of its supply, or if this fuel is unavailable.  In July 2013, we renegotiated a LNG sale and purchase agreement with British Gas through 2030, allowing us to secure our long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for our current and future needs.  This enhances our position to manage fuel supply risks, especially when facing increasing fuel cost scenarios.  This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

During 2016, we entered into a Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to discharge LNG during 2017, becoming one of the main suppliers in the region. This agreement allowed us to renew gas purchase contracts with industrial customers and to supply our thermal plants located in the northern region of the SEN.  During 2017, Enel Generación entered into a similar Terminal Use Agreement with GNL Mejillones to discharge LNG during 2018 and 2019.

During 2017, the average marginal costs in the SEN decreased by 4% compared to the previous year, a 41% cumulative decrease over the last two years, mainly due to better hydrology, especially by the end of the year, despite the drought that has affected southern Chile since 2010.  This decrease could continue depending on the availability of water for generation and the effect of having only one major interconnected system, the SEN, since the integration of the SIC and SING, which allows covering deficits in one part of the country with energy from the other.  The lower marginal cost partially offset our higher physical energy purchases in the spot market in 2017 compared to 2016.  The combination of these factors had a positive effect on our operating income in the generation segment.

During the last few years, NCRE generation has shown a solid growth trend faster than expected, mainly as a consequence of the declining amount of capital required by competitive wind and solar technologies.  This growth trend is boosted by several initiatives that the government is promoting with the Energy Agenda Program.  The main goal of these initiatives is that 70% of the country’s electricity generation be produced by NCRE by 2050.  The government also established a regulated tender framework which allows the energy market to access this price reduction in the medium and long term, and has reduced the long term energy tariff 75% over the last 6 years.

Currently, NCRE installed capacity market share is 18%, according to the monthly CEN report as of February, 2018.  As a result of NCRE’s consolidation, a slower growth rate is expected in the upcoming years, but is expected to grow at a rate that will satisfy the Energy Agenda Program and the country´s de-carbonization target.

Addressing environmental impacts potentially associated with climate change is one of the elements which guides Enel’s goal for a complete de-carbonization of our energy generation by 2050.   Closures of existing coal power plants are scheduled to take place as they reach the end of their life cycles.  The decommissioned capacity will most likely be substituted with NCRE generation.  As of December 31, 2017, 1.4% of our installed capacity comes from NCRE sources (including the Ojos de Agua power plant).

On July 20, 2016, the government enacted a new transmission law, which introduced the “Development Poles” concept to encourage the development of new projects in areas that might have high NCRE generation potential, using the same transmission system.  A key aspect of this new regulatory framework was the interconnection project. The integration of the SIC and SING was possible due to the commissioning of a 600 km transmission line (2 × 500 kV).  During 2018, a new line is expected to be added to complete the integration of the central and northern areas of Chile. This interconnection will support the consolidation of NCRE generation coming from new plants that shall cover the last two distributors’ tenders that awarded a total 12 TWh of energy per year beginning in 2022 and 2.2 TWh per year beginning in 2024.

With respect to the development of new projects to increase our installed capacity, smaller projects are becoming profitable although economies of scale have not been reached.  These projects are facing fewer environmental restrictions and lesser opposition.  In addition, they also have shorter construction periods, and therefore lower financing risks and have the additional advantage of being more flexible when it comes to addressing changes in demand and customers’ needs.  For instance, in 2017, we decided to abandon the Neltume and Choshuenco projects for being economically unfeasible and recognized a Ch$ 25.1 billion loss for reducing the net book value of the assets associated to the aforementioned projects to zero.  The evaluation considered, among other variables, the high level of competition in the Chilean electricity market, the time associated with developing a new water discharge alternative, considering a term of no less than five years, given that it was necessary to request and obtain a new environmental impact study.  The continuous addition of NCRE power plants to the grid will require further market flexibility and focus on operational efficiency to combine the different technologies while maintaining the security and attempting to maintain the system’s supply continuity, which is typically a NCRE weakness.  Wind and solar sources, the NCRE sources most widely used, have higher intermittency than other non-NCRE facilities since they can only generate electricity when the wind blows or the sun shines.  In addition, some customers are also expected to be able to generate their own energy based on NCRE higher availability.  This will lead to greater commercialization of surpluses in the system, and therefore will require the grid operator and distribution companies to address these changes and adapt to these upcoming events as well as to the upcoming storage of energy, which development will lead to a new growth momentum. Battery energy solutions will likely play a key role in the next decade, providing a crucial solution for frequency control and grid stability in the context of significant wind and solar penetration.

For more detail on how factors impact the net income of our electricity generation business and 2017 results compared with those recorded in previous periods, see “— A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company” and “— A. Operating Results — 2. Analysis of Results of Operations for the Years Ended December 31, 2017 and 2016.”  Investors should not look at our past performance as indicative of future performance.

We expect a reasonably stable operating performance during the coming years given the macroeconomic perspective for Chile.  Despite current uncertainties concerning the global economy, there is favorable expectation for Chile’s growth during the next five years, including an expected 3.4% growth in GDP in 2018, based on Latin American Consensus Forecasts published by Consensus Economics Inc. on March 19, 2018, and an expected 3% growth in the annual electricity demand over the next five years.

E.Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2017:

	Payments due by Period
Ch$ billion	Total	2018	2019-2020	2021-2022	After 2022
Purchase obligations(1)	6,894	385	833	754	4,922
Interest expense(2)	411	49	95	88	179
Yankee bonds	441	—	—	—	441
Local bonds(3)	327	6	56	60	205
Financial leases	15	2	4	4	5
Pension and post-retirement obligations(4)	15	3	2	2	8
Total contractual obligations	8,103	445	990	908	5,760

(1)

Of the total contractual obligations of Ch$ 6,894 billion, 57% corresponds to energy purchased, 25% corresponds primarily to fuel supply, 9% corresponds to tolls services and the remaining 9% corresponds to miscellaneous services.

(2)	Interest expense includes the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, as of the date when each interest payment comes due.
(3)	Hedging instruments might substantially affect the outstanding amount of debt.
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

Directors

Our Board of Directors consists of nine members who are elected for a three-year term at an Ordinary Shareholders’ Meeting (“OSM”). If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be up for election. Our Executive Officers are appointed and hold office at the discretion of the Board of Directors.

The members of our Board of Directors as of December 31, 2017 were as follows:

Directors (1)	Position	Current Position Held Since
Giuseppe Conti	Chairman	2016
Jorge Atton P.	Director	2016
Fabrizio Barderi (2)	Director	2017
Enrique Cibié B.	Director	2016
Mauro Di Carlo	Director	2016
Francesco Giorgianni	Director	2016
Umberto Magrini	Director	2016
Luca Noviello	Director	2016
Julio Pellegrini V.	Director	2016

(1)	The elimination of the Vice Chairman position was approved at the ESM held on April 25, 2017.
(2)	Mr. Francesco Buresti resigned as a director in June 2017 and was replaced by Mr. Barderi on August 28, 2017.

As required by Chilean law, the full Board was up for election, at the OSM held on April 24, 2018 for a new three‑year term due to Mr. Buresti’s resignation as director in June 2017. The members of the Board as of the date of this Report are:

•	Giuseppe Conti (Chairman)
•	Jorge Atton P.
•	Fabrizio Barderi
•	Hernán Cheyre V.
•	Mauro Di Carlo
•	Francesco Giorgianni
•	Luca Noviello
•	Julio Pellegrini V.
•	Antonio Scala

During the Board of Directors’ meeting held on April 24, 2018, our new Board appointed Mr. Conti as Chairman and agreed to appoint Mr. Cheyre V., Mr. Atton P. and Mr. Pellegrini V. as members of the Directors’ Committee.  Mr. Cheyre V. was also appointed Financial Expert of the Directors’ Committee.

Set forth below are brief biographical descriptions of the members of our Board of Directors, of whom four reside in Chile and the rest in Europe, as of December 31, 2017.

Giuseppe Conti

Chairman of the Board of Directors

Mr. Conti has been Head of Legal & Corporate Affairs of Enel Italia since 2017 and has held several positions within Enel since he joined the company in 2003.  In 2014-2017, he was Head of Legal and Corporate Affairs of Enel Green Power SpA.  In 2012‑2013, he was Head of Enel Significant Litigation and Legal Coordination, and in 2009‑2012, Head of Legal Coordination and Research and Development of Endesa, S.A. (Spain), an Enel subsidiary.  Previously, he worked as an in-house lawyer for Enel and Enel Green Power North America Inc.  Mr. Conti holds a law degree from Università degli Studi di Messina (Messina, Italy).

Jorge Atton P.

Director, Member of the Directors’ Committee

Mr. Atton currently serves as Director of Televisión Nacional de Chile, a Chilean state-owned TV channel, Adexus S.A., a software solution provider, and, Ionix S.A., an electronic solutions company.  He was a consultant of the European Commission, ECLAC, since 2014.  In 2010‑2014, he was Deputy Minister Secretary of the Chilean Ministry of Telecommunications.  Between 1998 and January 2010, he was CEO of two telecom companies, Telefónica del Sur and Compañía de Teléfonos de Coyhaique.  From 1984 to 1998, he served as Chief Operations Officer before becoming Customers Director of the telecom companies.  Mr. Atton holds a degree in electronic engineering from Universidad Austral de Chile (Valdivia, Chile) and a graduate degree in project management and assessment from the Universidad de Chile. (Santiago, Chile)

Fabrizio Barderi

Director

Mr. Barderi serves as Head of Planning and Control within the Global Trading Business and as Head of Latin America Regional Energy Management for Enel S.p.A.  Mr. Barderi has held several positions since joining the Enel Group. Until 2014, he was Head of Generation Fleet Management in Enel Produzione S.p.A, and in 2008‑2013, he was the Head of Power Origination and Wholesale position in Enel Trade S.P.A.   In 2003‑2007, he was Head of Strategic Planning in Enel Produzione S.p.A. Mr. Barderi holds a degree in Electrical Engineering from the Università di Pisa and a master’s degree in Economics and Energy and Environmental Management from the Scuola Superiore Enrico Mattei (Italy).

Enrique Cibié B.

Director, Chairman and Financial Expert of the Directors’ Committee

Mr. Cibié currently serves as director of The Grange School, a British school in Santiago, Sun International, a resort hotel chain and casino based in South Africa and Terramater, a Chilean winery, and he is Chairman of Dominó, a Chilean fast food chain.  Previously, he served as director of Masisa S.A., a wood products company, in 2009-2014 and Farmacias Ahumada S.A., a Chilean pharmaceutical chain, where he was Chairman in 2008-2010.  He was CEO of Masisa S.A. in 2005‑2009, Farmacias Ahumada S.A. in 2001‑2004, and Coca Cola Embonor Inc. in 2000-2001.  He holds a degree in business administration from Pontificia Universidad Católica de Chile and a MBA from Stanford University (Palo Alto, U.S.A.).

Mauro Di Carlo

Director

Mr. Di Carlo has been the Head of Planning and Control in Global Generation for Enel since October 2015 and has held several positions within Enel since he joined the company in 2003.  In 2014‑2015, he served as Head of Operational Performance Optimization in Global Generation.  In 2013-2014, he was the Head of Generation Performance Optimization in Italy.  In 2008‑2013, he worked in Energy Management as the Head of Short Term Planning and Real Time Control in Italy and previously as Energy Manager. He holds a degree in electrical engineering from Università degli Studi di Cassino (Cassino, Italy).

Francesco Giorgianni

Director

Mr. Giorgianni has been the Data Protection Officer of Enel Group since June 2017.  Mr. Giorgianni was the Institutional Affairs Officer for Enel Américas since 2014 and the Head of Enel’s Institutional Affairs worldwide since 2011.  In 2007-2011, he served as Head of Enel’s European and Italian Institutional Affairs in Rome.  From 2004‑07, he served as Head of European Institutional Affairs representing Enel in Brussels.  In 2000‑2004, he was Enel’s Head of Regulatory and Antitrust Policies.  Mr. Giorgianni holds a degree in law from the Università di Roma La Sapienza (Rome, Italy), a Masters’ degree in public administration from the Scuola Nazionale dell’Amministrazione (Rome, Italy), and a graduate degree from the London Business School (London, England).  Mr. Giorgianni is a Member of the Bar Association in Rome.

Umberto Magrini

Director

Mr. Magrini has been Head of Engineering and Construction for Enel Green Power S.p.A. since 2014.  In 2010‑2014, he was Head of Engineering.  He has held several top Enel positions since he joined in 2001.  In 2009-2010, he was Head of Retail Market Development.  In 2007‑2008, he was Head of Engineering and New Technology and in 2001‑2006, he was the Engineering and Sales Department Officer.  He holds a degree in mechanical engineering from Università di Genova (Genoa, Italy) and attended an Executive MBA program in European Utility Management at Jacobs University in Bremen (Germany).

Luca Noviello

Director

Mr. Noviello has been the Head of Operations & Maintenance at Enel’s Global Thermal Generation since June 2016.  In 2014‑2016, Mr. Noviello was Head of Human Resources and Organization at the Global Generation Business Line.  In 2011-2014, he was Head of Oil & Gas Power Generation.  In 2007-2011, he was Head of Generation & Engineering Procurement.  In 2003‑2006, he served as Head of Internal Audit Department for Generation and International Division.  Previously, he served as audit team leader and also worked in the engineering & construction since joining Enel in 1998.  Mr. Noviello holds a degree in mechanical engineering from Università degli Studi di Roma La Sapienza (Rome, Italy) and a master’s degree in economics and energy management from LUISS Scuola di Management and the AIEE - Associazione Italiana Economisti dell'Energi (Rome, Italy).

Julio Pellegrini V.

Director and Member of the Directors’ Committee

Mr. Pellegrini is a partner at Pellegrini & Cía., a Chilean law firm specialized in commercial litigation, arbitration, regulation and antitrust.  Mr. Pellegrini serves as an arbitrator at the Centro Nacional de Arbitraje and at Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago.  In 2016, Mr. Pellegrini became a member of Círculo Legal of Instituto Chileno de Administración Racional de Empresas (ICARE), a non-profit business association which promotes excellence in business.  He has been a member of the Consejo Consultivo del Centro de Libre Competencia, an antitrust advisory committee of the Pontificia Universidad Católica de Chile since 2012, where he has also taught civil law, antitrust and economics law courses since 2003.  Since 2011, he has been a board member of the Chilean Bar Association and Chairman of its Antitrust Commission.  Mr. Pellegrini holds a law degree from Pontificia Universidad Católica de Chile and a master’s degree in law from The University of Chicago (Illinois, USA).

Executive Officers

Set forth below are our Executive Officers as of December 31, 2017.

The business address of our Executive Officers is c/o Enel Generación Chile S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Current Position Held Since
Valter Moro	Chief Executive Officer	2014
Raúl Arteaga E.	Chief Financial Officer	2016
Juan Candia N.(1)	Planning and Control Officer	2017
Bernardo Canales F.	Engineering & Construction Officer	2016
Carlo Carvallo A.	Chilean Hydroelectric Generation Officer	2016
Humberto Espejo P.	Trading & Marketing Officer	2015
Claudio Helfmann S.(2)	Business Development Officer	2015
Claudio Ordenes T.	Thermal Engineering & Construction Officer	2016
Ignacio Quiñones S.	General Counsel	2013
Michele Siciliano	Chilean Thermal Generation Officer	2016
Luis Alberto Vergara A.	Human Resources Officer	2016

(1)	Mr. Candia replaced Mr. Jorge Burlando as Planning and Control Officer on April 1, 2017.
(2)	Mr. Valter Moro replaced Mr. Helfmann as Business Development Officer on April 1, 2018.

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Valter Moro, our CEO since November 2014, joined Enel in 1996.  Mr. Moro was Head of La Spezia Power Plant in Italy (2009‑2014), Head of Coordination of Generation and Energy Management (2008‑2009), Head of Energy Management of Enel Viesgo in Spain (2006‑2008), Production Optimization Officer of the power generation at Enel’s Energy Management in Italy (2003-2006), Energy Generation Coordinator (2001‑2003), Maintenance Officer of La Spezia Power Plant (1999‑2001) and specialist in combustion at Pisa Power Plant.  Mr. Moro holds a mechanical engineering degree and a Ph.D. in energy engineering from Università Politécnica delle Marche (Ancona, Italy) and an executive international business degree from INSEAD Business School (Fontainebleau, France).

Raúl Arteaga, our CFO since 2016, joined us in 1985.  In 2011‑2016, he was our Deputy CFO after being Treasurer of Enel Américas, formerly Enersis (2007‑2011).  Previously, he worked in Enel Generación as Financial Coordinator (2002‑2007), Treasurer (2000‑2001), Chief of Financial Operations (1997‑1999), Head of Investor Relations (1994‑1997).  Mr. Arteaga was also part of the international expansion in South America, working in Central Costanera (Argentina) as Chief of Cost Controlling in 1992‑1994.  Mr. Arteaga is Chairman of Pehuenche S.A. and GasAtacama since May 2016, two of our subsidiaries.  Mr. Arteaga holds a degree in industrial civil engineering from the Universidad de Chile.

Juan Candia N., our Planning and Control (“P&C”) Officer since 2017, is currently Chairman of Almeyda Solar SpA and Director of Pehuenche.  In 2015‑2017, he was responsible for P&C Market Chile.  Mr. Candia joined the Enel Group as P&C Control Specialist in 2007, and held positions of P&C Assistant Manager for Chilectra, P&C of Integrated Functions in Latam for us, and Head of Finance for Chilectra.  Before joining Enel, he worked in the telecom industry.  Mr. Candia holds a civil engineering degree from Pontificia Universidad Católica de Valparaíso and from the Universidad Técnica Federico Santa María (both in Valparaíso, Chile) and an MBA from the Pontificia Universidad Católica de Chile (Santiago, Chile).

Bernardo Canales F., our Hydro Engineering & Construction Officer, has served as our Regional Engineering Officer since November 2010 and as director of Canela and HidroAysén.  In 2006‑2010, he was the Chief Technical Officer of HidroAysén.  In 2004‑2006, he was CEO of Enel Generación Piura (Peru).  In 2000‑2004, he was Head of Production Projects in Chile and South America.  He joined us in 1996 as part of the engineering team that developed several energy projects in Chile and Peru.  Mr. Canales holds a degree in mechanical engineering from Universidad de Chile (Santiago, Chile).

Carlo Carvallo A., our Hydroelectric Generation Officer since December 2016, serves as CEO of Pehuenche since 2015, and as director of Canela and HidroAysén.  He has served as Deputy Hydroelectric Generation Officer (2013‑2016), Deputy Technical Service Officer (2011‑2013), Deputy Southern Hydroelectric Plants Officer (2009‑2011) and Deputy Maintenance Officer (2005‑2009).  Mr. Carvallo holds a degree in industrial engineering from Universidad de Chile (Santiago, Chile)

Humberto Espejo P., our Trading & Marketing Officer since 2015, joined us in 1996 and has held top positions in business development, regulatory and commercial areas, both for us and Enel Américas, in Chile and abroad.  He has served on the Boards of several of our generation and transmission affiliates.  Mr. Espejo also served on the board of the CDEC-SIC, the former operator of the principal Chilean electricity grid.  Mr. Espejo holds a degree in industrial engineering and a master’s of science in engineering from Pontificia Universidad Católica de Chile (Santiago, Chile) as well as a master’s of science degree in economic policy from the University of Illinois (Chicago, U.S.A).

 Claudio Helfmann S., our Business Development Officer since 2015, is director of Canela, Pehuenche and HidroAysén.  In 2011‑2014, he was Business Development Officer and director of Enel Distribución Perú and Enel Generación Piura. In 2011 he was Deputy Programming and Risk Control Officer in Endesa, S.A. (Spain).  In 2008‑2011, he served as Deputy Officer of thermal and renewable projects, focused on South America, at Endesa, S.A. Mr. Helfmann holds a degree in industrial engineering, specializing in electrical engineering, from Pontificia Universidad Católica de Chile. (Santiago, Chile)

Claudio Órdenes T., our Thermal Engineering & Construction Officer since December 2016, was Head of Thermal Projects in 2015‑2016, and Deputy Thermal Project Officer for the previous four years.  In 2007‑2010, he was Head of Mechanical Engineering.  In 2007, he was Head of the Thermal Mechanical Engineering Department.  In 2004‑2006, he was Project Manager of the Ventanilla Thermal Power Plant Conversion.  In 2001-2004, he was Head of Commissioning of Fortaleza (Brazil).  He joined us in 1996 as a project engineer in the construction of our San Isidro Thermal Plant.  Mr. Órdenes holds a degree in mechanical engineering from Universidad de Santiago de Chile.

Ignacio Quiñones S., General Counsel since 2013, is director of Pehuenche, HidroAysén and two affiliates. In 2005‑2013, he was Chilean General Counsel for Anglo American Chile Ltda., a mining company.  In 2004‑2005, he was Head of the Legal Area in Gasoducto del Pacífico S.A., a natural gas transportation company.  In 1996‑2004, he worked as a lawyer for Placer Dome Latin America, a mining company, and then as Legal Advisor for its affiliated company, Compañía Minera Zaldívar.  In 1994‑1996, he was a lawyer for Ingeniería y Construcción Sigdo Koppers S.A., a Chilean construction and industrial assembly company.  In 1989-1994, he began his career as a lawyer at Chilectra (now Enel Distribución Chile).  Mr. Quiñones holds a degree in law from Universidad Diego Portales (Santiago, Chile).

Michele Siciliano, our Head of Thermal Generation since December 2016, has held several generation and energy management positions in Enel since he joined in 2001, including Head of Generation Brazil (2015‑2016), Head of Central Maintenance in Italy Generation (2015), Head of Sulcis Business Unit (2009‑2014), Head of Piombino Business Unit (2008‑2009), Head of Bari Business Unit (2006‑2007), Head of Maintenance at the Brindisi Business Unit (2003‑06) and, prior to that, Deputy Head of Maintenance.  Mr. Siciliano holds a degree in mechanical engineering from Università degli Studi della Calabria (Calabria, Italy).

Luis Alberto Vergara A., our Human Resources Officer since April 2016, was previously the Head of Generation and Energy Management Development of Enel for four years.  In 2007-2012, Mr. Vergara worked for Enel Américas as Head of Organization and Planning of Human Resources at the regional level.  In 2001-2006, he worked for Enel Américas in the Organization and Process Department.  In 1996‑2000, he worked for Enel Distribución Chile in the commercial process and large customer department.  Mr. Vergara holds a degree in electronic civil engineering from Universidad Técnica Federico Santa María (Valparaíso, Chile) and an MBA from the Pontificia Universidad Católica de Chile (Santiago, Chile).

B.	Compensation.

At the OSM held on April 25, 2017, our shareholders approved the current compensation policy for our Board of Directors.  Directors are paid a monthly fee depending on their attendance at Board meetings and their participation as a director of any of our subsidiaries.  These monthly payments consist of a fixed compensation of UF 174 per month and an additional fee of UF 84 per meeting, up to a maximum of 15 meetings in total, including ordinary and extraordinary meetings, within the corresponding fiscal.  The Chairman of the Board is entitled to double the compensation compared to other directors under this policy.

The members of our Directors’ Committee are paid a monthly fee of UF 58 and an additional fee of UF 28 per meeting,  up to a maximum of 15 meetings in total, including ordinary and extraordinary meetings, within the corresponding fiscal.

If a director serves on one or more Boards of Directors of the subsidiaries and/or related companies or serves as director of other companies or corporations in which the economic group holds an interest, whether directly or indirectly, the director can only receive compensation from one of these Boards of Directors.

Executive Officers of our Company and/or of our subsidiaries or related companies will not receive compensation in the case that they serve as director of any subsidiary, related company or are affiliated in any way to our Company.

In 2017, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings, was as follows:

	Year ended December 31, 2016
Director	Fixed Compensation	Variable Compensation	Directors’ Committee	Total
	(in Th Ch$)
Giuseppe Conti(1)	—	—	—	—
Francesco Giorgianni(1)	—	—	—	—
Jorge Atton P.	95,729	—	32,649	128,378
Fabrizio Barderi(1)(2)	—	—	—	—
Enrique Cibié B.	95,729	—	32,649	128,378
Mauro Di Carlo(1)	—	—	—	—
Umberto Magrini(1)	—	—	—	—
Luca Noviello(1)	—	—	—	—
Julio Pellegrini V.	95,729		32,649	128,378
Total	287,188	—	97,946	385,134

(1)	Messrs. Conti, Giorgianni, Barderi, Di Carlo, Magrini and Noviello waived their compensation for their position as director.
(2)	Mr. Fabrizio Barderi was appointed as director on August 28, 2017 to serve until the next OSM to fill the vacancy created by the resignation of Mr. Francesco Buresti in June 2017.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation.

For the year ended December 31, 2017 the aggregate gross compensation, paid or accrued, for all of our Executive Officers, attributable to fiscal year 2017, was Ch$ 2,058 million in fixed compensation and Ch$ 391 million in variable compensation. Executive Officers are eligible for variable compensation under a bonus plan.  The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives.  The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries.

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

The total amounts accrued as of the end of 2017 to provide severance indemnity to our Executive Officers totaled Ch$ 988 million.  There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

C.	Board Practices.

Our Board of Directors in office as of December 31, 2017 was elected at the OSM held on April 27, 2016, for a three-year term. However, a vacancy occurred due to a resignation in June 2017 and therefore, the entire Board of Directors was up for election at the OSM held on April 24, 2018, for a three-year term which ends in April 2021.  For information about each of the directors and the year that they began their service on the Board of Directors, see “Item 6. — A. Directors and Senior Management” above.  Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

We are managed by a Board of Directors, in accordance with our bylaws, consisting of nine directors who are elected by our shareholders at an OSM.  Each director serves for a three-year term.  Following the end of their term, they may be re-elected or replaced.  Directors can be re-elected indefinitely.  Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy.  Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws and the shareholders’ resolutions.  In addition to the bylaws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

Our corporate governance policies are included in the following policies or procedures: the Charter Governing Executives, the Employee Code of Conduct, the Manual for the Management of Information of Interest to the Market (the “Manual”), the Human Rights Policy (Política de Derechos Humanos), the Code of Ethics and a Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Penal Risk Prevention Model, the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001” (the “Guidelines 231”) and procedures issued in compliance with General Regulation 385 issued by the CMF.

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

In order to ensure compliance with Securities Market Law 18,045 and CMF regulations, our Board of Directors approved the Manual at its meeting held on May 29, 2008.  This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information.  The Manual was released to the public in 2008 and is posted on our website at www.enelgeneracion.cl.  In 2010, the Manual was modified in order to comply with the provisions of Law 20,382 (Corporate Governance Improvement Law).  The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationships between Politically Exposed People (Procedimiento Personas Políticamente Expuestas y Conexas) and our Company, which established a specific regulation for their commercial and contractual relationships.

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

On October 27, 2010, our Board of Directors approved the Guidelines 231.  The Guidelines 231 is defined by Italian Legislative Decree 231, which was enacted on June 8, 2001.  It establishes a compliance program that identifies the behaviors expected of related parties for the non-Italian subsidiaries of Enel.  Given that our ultimate controlling shareholder, Enel, complies with Italian Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, these guidelines set a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities.  These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the CMF issued General Regulation 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation.  The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. General Regulation 341 was substituted by General Regulation 385, issued by the CMF on June 8, 2015.  This regulation has similar objectives than the former General Regulation 341, but includes additional issues, by the way of separating each policy into several more detailed policies. Subjects such as non-discrimination, inclusion and sustainability are particularly important in this new regulation.  The Appendix of General Regulation 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the CMF no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the CMF.  The information should refer to December 31 of the calendar year prior to its dispatch.  At the same time, such information should also be at the public’s disposal on the company’s website and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE.

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two thirds of the Directors’ Committee be independent directors.  According to Article 50 bis of Law No.18,046, a member would not be considered independent if, at any time, within the last 18 months he: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers.  In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements.  Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 40.2 billion as of December 31, 2017) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

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

Pursuant to our bylaws, all members of the Directors’ Committee must satisfy the requirements of independence as stipulated by the NYSE.  The Directors’ Committee is composed of three members of the Board and complies with Article 50 bis of Law No.18,046, as well as with the criteria and requirements of independence prescribed by the SOX, the SEC and the NYSE.  As of the date of this Report, the Directors’ Committee complies with the conditions of the Audit Committee as required by the SOX, the SEC and the NYSE corporate governance rules.  As a result, we have a single Committee, the Directors’ Committee, which includes among its functions the duties performed by an Audit Committee.

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

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law provides for this practice through the disclosure of the procedures related to General Resolution 385 and the Manual. We have also adopted the Codes of Ethics described above, and at our ESM held in March 2006, we approved the inclusion of provisions in our bylaws that govern the creation, composition, attributions, functions and compensation of the Directors’ Committee, which includes among its functions the duties performed by an Audit Committee described above.

D.	Employees.

The following table sets forth the total number of our personnel (permanent and temporary employees), in Enel Generación and in our subsidiaries as of December 31, 2017, 2016 and 2015, assuming that the Spin-Offs (for details on the Spin-Offs see “Item.4. History and Development of the Company – 2016 Reorganization”) had been completed as of December 31, 2015:

Company	2017	2016	2015
Enel Generación	753	790	919
Pehuenche	2	2	2
GasAtacama (1)	93	91	99
Total personnel (2)	848	883	1,020

(1)	Includes GasAtacama Argentina S.A.
(2)	The total number of temporary employees was not significant.

All Chilean employees who are dismissed for reasons other than misconduct are entitled by law to severance payment.  According to Chilean law, permanent employees are entitled to a payment of one-month’s salary for each year (or a six-month portion thereof) worked, subject to a limit of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981.  Severance payments to employees hired prior to that date consist of one-month’s salary for each full year worked, not subject to any limitation on the total amount payable.  Under our collective bargaining agreements, we are obligated to make severance payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority and may exceed the amounts required under Chilean law.

We have the following collective bargaining agreements:

In Force
Company	From	To
Enel Generación - Collective Bargaining Agreement 1	January 2018	June 2020
Enel Generación - Collective Bargaining Agreement 2	January 2018	June 2020
Enel Generación - Collective Bargaining Agreement 3	January 2018	December 2020
Enel Generación - Collective Bargaining Agreement 4	July 2015	June 2019
Enel Generación - Collective Bargaining Agreement 5	January 2016	December 2019
Enel Generación - Collective Bargaining Agreement 6	July 2016	June 2020
GasAtacama	January 2018	December 2020
E.	Share Ownership.

As of February 6, 2018, Mr. Raúl Arteaga, the Chief Financial Officer of Enel Generación, and Mr. Bernardo Canales, the Engineering and Construction Officer of Enel Generación, owned 11,603 and 5,181 Enel Generación Shares, respectively. Messrs. Arteaga and Canales both tendered all of their Enel Generación shares in the Tender Offer completed during the 2018 Reorganization and no longer own shares of our Company.

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

We have only one class of capital stock and Enel Chile, our controlling shareholder, has no different voting rights than our other shareholders. As of April 24, 2018, 14,151 stockholders of record held our 8,201,754,580 shares of common stock outstanding. There were three record holders of our ADSs, as of such date.

As of the date of this Report and after giving effect to the 2018 Reorganization, (i) Enel Chile owns 94% of our shares and (ii) Enel beneficially owns 61.9% of Enel Chile shares (excluding Enel Chile’s treasury stock which will be cancelled), as of the date of this Report and after giving effect to the 2018 Reorganization, and is our ultimate controlling shareholder with an economic interest of 57.9% in our Company. For additional information relating to the corporate reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — The 2018 Reorganization.”

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

In addition, as of March 31, 2018, Enel Chile beneficially owned 60.0% of our shares, Chilean private pension funds (“AFPs”) in the aggregate owned 16.7% of our shares, Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 16.2% of our equity, ADS holders owned 3.6% of our equity, and the remaining 3.5% of our equity was held by 14,149 minority shareholders.

The following table sets forth certain information concerning ownership of our common stock as of April 24, 2018, with respect to each stockholder known by us to own more than 5% of our outstanding shares of common stock:

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

Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in over 30 countries across four continents, produces energy through a net installed capacity of 83 GW and distributes electricity and gas through a network covering 2.1 million kilometers. With over 65 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel shares publicly trade on the Milan Stock Exchange.

B.	Related Party Transactions.

Article 146 of Law No. 18,046 (the “Chilean Corporations Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement by the Directors’ Committee and approval of the transaction by the Board of Directors (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions,” pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meetings held on December 17, 2009 and April 23, 2010, our Board of Directors approved a related-party transaction policy (política de habitualidad) effective as of January 1, 2010. This policy, which was previously amended by our Board of Directors on April 25, 2012, was newly amended at the Board of Directors held on April 24, 2018.  The related-party transaction policy is available on our website at www.enelgeneracion.cl.

If a transaction is not in compliance with Article 146 of the Chilean Corporations Act, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and compensation for damages.

Our largest electricity distribution customer is Enel Distribución, a subsidiary of Enel Chile. The terms of our contracts with Enel Distribución are regulated in accordance with the DFL4.

Our internal procedure includes that all of our and our Chilean subsidiaries’ cash inflows and outflows are managed through our centralized cash management policy in coordination with Enel Chile. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are carried out through either short-term transactions or structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis. All of these transactions are subject to the supervision of our Directors’ Committee. As of March 31, 2018, these transactions were priced at TIP (a Chilean variable interest rate) plus 0.05% per month.

We received short-term intercompany loans from our related parties in Chile. As of March 31, 2018, the outstanding balance of the intercompany loan received from GasAtacama was Ch$ 47,994 million. The outstanding balance of the loan received from Pehuenche was Ch$ 2,218 million.

GasAtacama granted a short-term intercompany loan to its subsidiary, GasAtacama Argentina. As of March 31, 2018, the outstanding balance of the loan granted to GasAtacama Argentina was Ch$ 673 million.

All these abovementioned intercompanies loans have the purpose to meet the working capital needs.

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

There are various contractual relationships between Enel Chile and us to provide for intercompany services for us and for our subsidiaries. We entered into intercompany agreements with Enel Chile under which Enel Chile provides a variety of services to us. The services rendered by Enel Chile include certain corporate functions, such as legal, finance, treasury, insurance services, capital markets, financial compliance, accounting, human resources, communications, security, relations with contractors, purchases, IT services, tax services, corporate affairs and other corporate support and administrative services. These services are provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage. The intercompany services contracts are valid for five years with renewable terms since January 1, 2017.

The 2018 Reorganization consolidated Enel’s conventional and non-conventional renewable energy businesses in Chile under one company.  Under Chilean Law, the 2018 Reorganization has been deemed a related party transaction, subject to the statutory requirements and protections of the Title XVI of the Chilean Corporations Act.  For additional information on the 2018 Reorganization, see “Item 4. Information on the Company – A. History and Development of the Company – The 2018 Reorganization.”

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

For detailed information as of December 31, 2017 on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 33.3 of the Notes to our consolidated financial statements. Please note that between March 1, 2016 and December 1, 2016, Endesa Américas was the defendant instead of us for all legal proceedings originating from our former non-Chilean businesses. Since December 1, 2016, and as a consequence of the merger of Endesa Américas with and into Enel Américas, Enel Américas appears as the defendant instead of Endesa Américas for current legal proceedings or those that may arise from our former non-Chilean businesses in South América.

In relation to the legal proceedings reported in the Notes to our consolidated financial statements, we use the criteria of disclosing lawsuits above a minimum threshold of US$ 10 million of potential impact to us and, in some cases, qualitative criteria according to the materiality of the plausible impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

Our Board of Directors proposes annually to the OSM for approval a definitive dividend payable each year, which is accrued in the prior year and cannot be less than the legal minimum of 30% of annual net income, and informs a dividend policy for the current fiscal year. Additionally, our Board of Directors generally establishes an interim dividend for the current fiscal year, to be paid in

January of the following year and which is deducted from the definitive dividend to be paid in May of the following year. The interim dividend is established by the Board of Directors and it is not subject to any restrictions under the Chilean law.

For dividends corresponding to fiscal year 2016, the interim and definitive dividend were paid on January 27, 2017 and May 26, 2017, respectively. The interim dividend of Ch$ 7.24787 per share of common stock was paid as part of the definitive dividend and corresponded to 15% of consolidated net income as of September 30, 2016. At the OSM held on April 26, 2017, our shareholders approved the definitive dividend equivalent to Ch$ 28.80837 per share of common stock, but only Ch$ 21.56050 was effectively distributed since the interim dividend paid in January 2017 was deducted from it.

For dividends corresponding to fiscal year 2017, on December 20, 2017, the Board of Directors agreed to distribute an interim dividend of Ch$ 4.93614,  per share of common stock on January 26 , 2018, accrued in fiscal year 2017, corresponding to 15% of consolidated net income as of September 30, 2017. In the OSM held on April 24, 2018, our shareholders agreed to distribute a definitive dividend equivalent to Ch$ 28.06102 per share of common stock, accrued in fiscal year 2017, but only Ch$ 23.12488 will be effectively distributed on May 18, 2018 since the interim dividend paid in January 2018 will be deducted from it. The definitive dividend corresponds to a payout ratio of 55% based on annual net income for fiscal year 2017.

For dividends corresponding to fiscal year 2018, our Board of Directors informed to the OSM held on April 24, 2018 the following Dividend Policy for Fiscal Year 2018:

•	An interim dividend, accrued in fiscal year 2018 and corresponding to 15% of consolidated net income as of September 30, 2018, to be paid in January 2019.
•	A definitive dividend payout equal to 60% of the annual net income for fiscal year 2018, to be paid in May 2019.

This dividend policy is conditional to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under the circumstances at the time of the payment.  For fiscal year 2019, we expect to modify our dividend policy and return to payout equal to 65% of the annual net income.

The payment of dividends is potentially subject to legal restrictions, such as the requirement to pay dividends either from the net income or from retained earnings of the fiscal year.  There may be also other contractual restrictions such as the non-default on credit agreements. However, these potential legal and contractual restrictions do not currently affect our ability or any of our subsidiaries’ ability to pay dividends. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further detail on our debt instruments).

Shareholders at each subsidiary and affiliate agree on the definitive dividend payment. Dividends are paid to shareholders of record as of midnight of the fifth business day prior to the payment date. Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share dividend amounts distributed by us in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 30 shares of common stock) in U.S. dollars. See “Item 10. Additional Information — D. Exchange Controls.”

	Dividends distributed(1)
Year	Nominal Ch$ per Share	US$ per ADS(2)
2017	28.81	1.41
2016(3)	14.58	0.65
2015	20.39	0.86
2014	21.58	1.07
2013	14.29	0.82

(1)

This chart details dividends actually paid in any given year, and not the dividends accrued in that year. These dividends may have been accrued during the prior year or the same year in which they were paid. These amounts do not reflect reduction for any applicable Chilean withholding tax.

(2)	The U.S. dollar per ADS amount has been calculated by applying the exchange rates as of December 31 of each year. One ADS = 30 shares of common stock.
(3)	The current company is not necessarily comparable to its predecessor before the 2016 Reorganization.

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

The table below shows, for the periods indicated, high and low prices in Chilean pesos on the Santiago Stock Exchange and high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE. As of April 21, 2016 and April 26, 2016, the price of common stocks and ADSs, respectively, reflects only the value of the Company and its Chilean operations. Prior to this date, the stock prices included our non-Chilean electricity businesses.  On March 1, 2016, we separate our non-Chilean and Chilean businesses, and in April 2016, the Spin-Off was completed, with the creation of the newly entity named Endesa Américas S.A., which held the non-Chilean businesses until December 1, 2016. For additional information relating to the 2016 Reorganization, please see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization.”

	Santiago Stock Exchange(1)		U.S. Stock Exchanges(2)
	Ch$ per share		US$ per ADS
	High	Low	High	Low
2018
April (up to April 24, 2018)	515.00	462.07	25.29	23.02
March	576.00	481.00	28.72	23.60
February	593.00	549.99	29.40	27.43
January	577.00	543.01	28.93	26.96

2017	581.55	400.00	27.67	18.36
December	573.00	525.10	27.18	24.21
November	562.70	518.00	26.64	24.42
4th Quarter	581.55	518.00	27.67	24.21
3rd Quarter	559.90	484.99	26.36	22.30
2nd Quarter	547.10	485.17	24.42	21.89
1st Quarter	500.00	400.00	22.66	18.36

2016	971.89	369.22	43.03	18.35
4th Quarter	480.00	416.00	21.52	18.35
3rd Quarter	620.00	431.00	27.82	19.75
2nd Quarter	893.00	369.22	41.70	25.22
1st Quarter	971.89	833.01	43.03	33.84

2015	985.32	785.11	48.52	33.08

2014	948.00	698.09	48.22	37.63

2013	854.00	663.04	54.02	38.26

(1)	Source: Santiago Stock Exchange.
(2)	Source: NYSE and over-the-counter trading. Our ADS composite figures include transactions in all U.S. stock exchanges. One ADS = 30 shares of common stock.

On December 29, 2017, the last trading day in 2017, our common stock closed at Ch$ 556.87 per share on the Santiago Stock Exchange and our ADSs closed at US$ 26.91 per ADS on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

In Chile, our common stock is traded on three stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.The Santiago Stock Exchange, the largest exchange in the country, was established in 1893 as a private company.  As of December 31, 2017, 212 companies had shares listed on the Santiago Stock Exchange. For 2017, the Santiago Stock Exchange accounted for 92.0 % of our total equity traded in Chile and amounted to 1,230,339,636 shares. In addition, 8.0 % of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and finally, less than 0.1% was traded on the Valparaíso Stock Exchange.

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

There are two main share price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with total annual transactions exceeding UF 10,000 (approximately Ch$ 268 million as of December 31, 2017, equivalent to US$ 435,919) and a free float representing at least 5%. The IPSA is calculated using the prices of the 40 shares with highest trading volume, on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Either we or Endesa Chile, from whom we were spun off in 2016, have been included in the IPSA since 1987.

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

As of April 24, 2018, ADRs evidencing 2,947,681 ADSs (equivalent to 88,430,430 shares of common stock) were outstanding, representing 1.1% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other exchanges during 2017 amounted to 30.7 million ADSs, equivalent to US$ 732 million.

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

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2017:

	Number of common shares traded	Percent
Market
Chile(1)	1,337,193,457	59.2%
United States (One ADS = 30 shares of common stock)(2)	921,594,150	40.8%
Total	2,258,787,607	100%

(1)	Includes Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.
(2)	Includes the New York Stock Exchange and over-the-counter trading.

For further information, see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our bylaws.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States, and by the Chilean Corporations Act.  In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Corporations Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts.  Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 134 million as of December 31, 2017) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the CMF under Securities Market Law (Law No. 18,045), and the Chilean Corporations Act.  These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Corporations Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile.  We were incorporated by public deed issued on December 1, 1943 by the Santiago Notary Public, Mr. Luciano Hiriart C.  Our existence and bylaws were approved by Decree 97 of the Ministry of Finance on January 3, 1944.  An excerpt of the bylaws was registered on page 61, and the Decree was registered on page 65 of the Commercial Register (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on January 17, 1944.  We are registered with the CMF under the entry number 0114.  We are also registered with the United States Securities and Exchange Commission under the commission file number 001-13240 on July 26, 1994.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the CMF, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or financial results depend on, or are conditioned in whole or in part on the price of such shares, must be reported to the CMF and the Chilean stock exchanges.  Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the CMF.  Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;
•

any direct or indirect acquisition or sale of contracts or securities whose price or financial results depend on or are conditioned in whole or in part on the price of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock corporation.

In addition, majority shareholders of a publicly held stock corporation must inform the CMF and the Chilean stock exchanges if such transactions are entered into with the intention of acquiring control of the company or if they are making a passive financial investment instead.

Under Article 54 of the Securities Market Law and General Rule 104 enacted by the CMF, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

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

The effect of these voting provisions is to ensure that a shareholder owning more than 10% of our shares is guaranteed to be able to elect a member of the Board.

The compensation of the directors is established annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Corporations Act.

Certain Powers of the Board of Directors

Our bylaws do not contain provisions relating to:

•	the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;
•	borrowing powers exercisable by the directors and how such borrowing powers can be changed;

•	retirement or non-retirement of directors under an age limit requirement; or
•	number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, our capital is comprised of only one class of shares, all of which are common shares and have the same rights.

Our bylaws do not contain any provisions relating to:

•	redemption provisions;
•	sinking funds; or
•	liability for capital reductions by us.

Under Chilean law, the rights of our shareholders may only be modified by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights.”

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

As of December 31, 2017, our subscribed and fully paid capital totaled Ch$ 553 billion and consisted of 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

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

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our last OSM was held on April 24, 2018.  An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF.  Our last ESM was held on April 24, 2018.  To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile.  The newspaper designated by our shareholders is El Mercurio de Santiago.  The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder, to the CMF and to the Chilean Stock Exchanges.

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

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company.  If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented.  This second meeting must take place within 45-days following the scheduled date for the first meeting.  Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting.  An ESM must be called to take the following actions:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Corporations Act, a merger or split-up of the company;
•	an amendment to the term of duration or early dissolution of the company;
•	a change in the company’s domicile;
•	a decrease of corporate capital;
•	an approval of capital contributions in kind and non-monetary assessments;
•	a modification of the authority reserved to shareholders or limitations on the Board of Directors;
•	a reduction in the number of members of the Board of Directors;
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

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies.  However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation within the 15-day period before its scheduled shareholders meetings.  Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website.  In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enelgeneracion.cl.

The Chilean Corporations Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  In accordance with Article 136 of the Chilean Corporations Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

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

Similarly, the Chilean Corporations Act provides that whenever the Board of Directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

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

There are no limitations imposed by Chilean law or our bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock.  However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto.  Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly.  The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to request instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs.  Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction.  The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs.  If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Corporations Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, unless and except to the extent we have carried forward losses.  The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholders, in cash, or in our shares, or in shares of publicly held corporations owned by us.  Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends, which are declared but not paid within the appropriate time period set forth in the Chilean Corporations Act (as to minimum dividends, 30-days after declaration; as to additional dividends, the date set for payment at the time of declaration), are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid.  Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period.  The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.  Payments not collected in such period are transferred to the volunteer fire department.

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

Acquisition of Shares

No provision in our bylaws discriminates against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.  However, as established in our bylaws in force until March 24, 2018; no person may directly or indirectly own more than 65% of the outstanding shares of our stock (the foregoing restriction did not apply to the depositary as record owner of shares represented by ADRs, but it did apply to each beneficial ADS holder); And (ii) no shareholder could exercise voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.  Once the 2018 Reorganization was declared success on March 25, 2018, and as agreed in our ESM held on December 20, 2017, on that same date our bylaws were amended and the limitations and restrictions set forth under Title XII of DL 3,500 (see “Investments by AFPs” below) were removed, including among other things, the 65% stock ownership limit applicable to any shareholder and any other related restrictions.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporations Act provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.  In order to exercise such withdrawal rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the Deposit Agreement.

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30-days following the shareholders’ meeting.  Shareholders present or represented at the meeting and who abstain in exercising their voting rights shall not be considered as dissenting.  The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company.  The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right.  If, because of the volume, frequency, number and diversity of the buyers and sellers, the CMF determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value.  Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid.  For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

Article 126 of the Chilean Corporations Act Regulations establishes that in cases where the right to withdraw arises, the company shall be obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it.  Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting.  A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw are born.  In the case of publicly held companies, such information shall be communicated by a prominent notice in a newspaper with a wide national circulation and on its website, plus a written communication addressed to the shareholders with rights at the address they have registered with the company.  The notice of the shareholders meeting that should pronounce on a matter that could originate withdrawal rights should mention this circumstance.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Corporations Act;
•	the merger of the company with another company;
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

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII of DL 3,500 and these companies are subject to greater restrictions than other companies.  The determination of which stocks may be purchased by

AFPs is made by the Risk Classification Committee.  The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  We were a Title XII Company and we approved by the Risk Classification Committee between 1987 and March 24, 2018.  As previously indicated, since March 25, 2018, when the amendments to the bylaws came in force in connection with the 2018 Reorganization, we are no longer subject to the limitations and restrictions set forth under Title XII of DL 3,500.

Registrations and Transfers

Shares issued by us are registered with an administrative agent, which is DCV Registros S.A.  This entity is also responsible for our shareholders registry.  In case of jointly-owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with us.

C.	Material Contracts.

None.

D.	Exchange Controls.

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile.  Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile in 2002.  Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market.  Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law 18,840 of October 1989.

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

The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant.  This summary does not intend to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

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

As used in this Report, the term “foreign holder” means either:

•

In the case of an individual holder, a person who is not a resident of Chile. For purposes of Chilean taxation, (a) an individual is a Chilean resident if he has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or (b) an individual is domiciled in Chile if he resides in Chile and has the intention of remaining in Chile (such intention to be evidenced by circumstances such as the acceptance of employment in Chile or the relocation of the individual’s family to Chile), or

•

in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a Foreign Holder will be subject to Chilean withholding tax, which is withheld and paid by the company.  The amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax (“CIT”), paid by the issuer), and then subtracting as a credit 65% of such Chilean CIT paid by the issuer, in case the residence country of the holder of shares or ADSs does not have a tax treaty with Chile.  If there is a tax treaty between both countries (in force or signed prior to January 1, 2017) the Foreign Holder can apply 100% of the CIT as a credit.  For 2017, the Chilean CIT applicable to us is a rate of 25.5%, and depending on the circumstances mentioned above, the Foreign Holder may apply 100% or 65% of the CIT as a credit.

There are two alternative mechanisms of shareholder-level income taxation in effect since January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially-integrated system in Chile) shareholder taxation.

Under the current Chilean Income Tax Law, publicly held limited liability stock companies, such as we, are subject to the latter regime.

Under the cash basis regime (or partially-integrated regime), a company pays CIT on its annual income tax result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the CIT paid by the distributing company as credit, with certain limitations.  Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the accrued income basis regime).  However, if there is a tax treaty signed before January 1, 2017 between Chile and the jurisdiction of residence of the shareholder (even if not yet in effect), the CIT is fully creditable against the 35% withholding tax.  This is the case of the tax treaty signed between Chile and the United States. In the case of treaties signed prior to January 1, 2017 that have not been enacted, a temporary sale allows applying 100% of the CIT as a credit until December 31, 2019 or if such treaty is enacted on or before December 31, 2019.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 25.5% (the CIT rate for 2017 and later under the cash basis regime, which will increase to 27% in 2018 for companies that elected this regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

Line	Concept and calculation assumptions	Amount Tax treaty resident	Amount Non-tax treaty resident
1	Company taxable income (based on Line 1 = 100)	100	100.0
2	Chilean corporate income tax : 25.5% x Line 1	25.5	25.5
3	Net distributable income: Line 1—Line 2	74.5	74.5
4	Dividend distributed (50% of net distributable income): 50% of Line 3	37.3	37.3
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	17.5	17.5
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	12.8	12.8
7	CIT partial restitution (Line 6 x 35%)(1)	—	4.5
8	Net withholding tax: Line 5 - Line 6 + Line 7	4.8	9.2
9	Net dividend received: Line 4 - Line 8	32.5	28.0
10	Effective dividend Withholding rate : Line 8 / Line 4	12.8	24.7

(1)

Only applicable to non-tax treaty jurisdiction resident. From a practical standpoint the foregoing means that the CIT is only partially creditable (65%) against the withholding tax (i.e., CIT of 9.2%).

However, for purposes of the foregoing, the tax authority has not clarified whether the taxpayer residence will be the ADS holder’s address or the depository’s address.

Taxation on sale or exchange of ADSs, outside of Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile are not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in stock markets.  Although there are certain restrictions, in general terms, the law provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a “sufficient stock market liquidity” status in the Chilean Stock Exchanges (the Santiago Stock Exchange, the Chilean Electronic Stock Exchange and the Valparaíso Stock Exchange); (ii) the sale must be carried out in a Chilean Stock Exchange authorized by the CMF, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law or as the consequence of a contribution to a fund as regulated in Section 109 of the Chilean Income Tax Law; (iii) the shares which are being sold must have been acquired on a Chilean Stock Exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible publicly offered securities, or due to the redemption of a fund’s quota as regulated in Section 109 of the Chilean Income Tax Law; and (iv) the shares must have been acquired after April 19, 2001.  For purposes of considering the ADS’s as convertible publicly offered securities, they should be registered in the Chilean foreign securities registry (unless expressly excluded from such registry by the CMF).

Shares are considered to have a “high presence” in the Chilean Stock Exchanges when (i) they have been traded for a certain number of days at or beyond a volume threshold specified under Chilean law and regulations or (ii) in case the issuer has retained a market maker, in accordance with Chilean law and regulations.  As of this date, our shares are considered to have a high presence in the Chilean Stock Exchanges and no market maker has been retained by us. Should our shares cease to have a “high presence” in the Chilean Stock Exchanges, a transfer of our shares may be subject to capital gains taxes from which holders of “high presence” securities are exempted, and which will apply at varying levels depending on the time of the transfer in relation to the date of loss of sufficient trading volume to qualify as a “high presence” security. If our shares regain a “high presence,” the tax exemptions will again be available to holders thereof.

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to the general tax regime, with a 25.5% Chilean CIT, the rate applicable during 2017, and a 35% Chilean withholding tax, the former being creditable against the latter.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Share Rights and ADS Rights

For Chilean tax purposes and to the extent we issue any share rights or ADS rights, the receipt of share rights or ADS rights by a Foreign Holder of shares or ADSs pursuant to a rights offering is a nontaxable event.  In addition, there are no Chilean income tax consequences to Foreign Holders upon the exercise or the expiration of the share rights or the ADS rights.

Any gain on the sale, exchange or transfer of any ADS rights by a Foreign Holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the share rights by a Foreign Holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

There is no gift, inheritance or succession tax applicable to the ownership, transfer or disposition of ADSs by foreign holders, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder.  There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

Material U.S. Federal Income Tax Considerations

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this Report.  The discussion below does not address the effect of H.R. 1, originally known as the “Tax Cuts and Jobs Act,” which was signed into law on December 22, 2017 and significantly reformed the Code (the “2017 Tax Reform Act”).  These authorities are subject to change, possibly with retroactive effect.  This discussion assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of shares for ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (pre-release) or intermediaries in the chain of ownership between beneficial owners and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for beneficial owners of depositary shares.  Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate beneficial owners.  Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we will not be a passive foreign investment company, as described below.  The discussion below does not address the effect of any U.S. state, local, estate or gift tax law or non-U.S. tax law or tax considerations that arise from rules of general application to all taxpayers on a U.S. Holder of the shares or ADSs, including the effects of the 2017 Tax Reform Act or of any future administrative guidance interpreting provisions thereof.

U.S. Holders should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws, including the effects of the 2017 Tax Reform Act or of any future administrative guidance interpreting provisions thereof.

Taxation of Distributions

The following discussion of cash dividends and other distributions is subject to the discussion below under “Passive Foreign Investment Company Rules.” Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Chilean taxes withheld, other than certain pro rata distributions of shares to all shareholders, will constitute foreign-source income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of dividend income paid in Chilean pesos that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed Chilean peso, calculated by reference to the exchange rate in effect on the date the payment is received, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt, which would be ordinary income or loss and would be treated as income from U.S. sources for foreign tax credit purposes. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt of the dividend. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by us.

Subject to certain exceptions for short-term and hedged positions, the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding rules intended to be promulgated by the U.S. Treasury, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of shares or ADSs) generally will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs generally will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States (ii) we were not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. The ADSs are listed on the New York Stock Exchange and generally will qualify as readily tradable on an established securities market in the United States so long as they are so listed. We do not expect that we will be treated as having been a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to shares will be treated as qualified dividends, because the shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. A U.S. Holder should consult its tax advisors to determine whether the favorable rate will apply to dividends it receives and whether it is subject to any special rules that limit its ability to be taxed at this favorable rate.

The amount of a dividend generally will be treated as foreign-source dividend income to a U.S. Holder for foreign tax credit purposes. As discussed in more detail below under “—Foreign Tax Credits,” it is not free from doubt whether Chilean withholding taxes imposed on distributions on shares or ADSs will be treated as income taxes eligible for a foreign tax credit for U.S. federal income tax purposes. If a Chilean withholding tax is treated as an eligible foreign income tax, subject to generally applicable limitations, you may claim a credit against your U.S. federal income tax liability for the eligible Chilean taxes withheld from distributions on shares or ADSs. If the dividends are taxed as qualified dividend income (as discussed above), special rules will apply in determining the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation. The rules relating to foreign tax credits are complex. U.S. Holders are urged to consult their own tax advisors regarding the treatment of Chilean withholding taxes imposed on distributions on shares or ADSs.

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year.  The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares (but not ADSs).  See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs.”  If a Chilean tax is imposed on the sale or disposition of shares, a beneficial owner that is a U.S. Holder may claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld pursuant to a sale or disposition of shares or ADSs as discussed in “― Foreign Tax Credits” below.

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. The Chilean capital gains tax is likely to be treated as an income tax (or a tax paid in lieu of an income tax) and thus eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on its particular circumstances. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

We were not a “passive foreign investment company” or PFIC, for U.S. federal income tax purposes for our 2017 taxable year and we believe that we will not be a PFIC for the foreseeable future.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year.  If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above).  U.S. Holders should consult their tax advisors regarding the consequences to them if we were to become a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Controlled Foreign Corporation Rules

A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by United States Shareholders. For this purpose, a “United States Shareholder” is any U.S. person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation or 10% or more of the combined value of all classes of equity in such corporation. If a foreign corporation is a CFC at any time during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “Subpart F income” for such year, even if the Subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales, manufacturing and services income. For tax years beginning after December 31, 2017, the 2017 Tax Reform Act also requires such United States Shareholders to include in their gross income for U.S. federal income tax purposes their pro rata share of certain global intangible low-tax income. The calculation of global intangible low-taxed income is complex, and involves calculations regarding other controlled foreign corporations in which a U.S. Holder is a United States Shareholder.  Further, certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the 2017 Tax Reform Act may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may affect holders of our shares or ADSs that are United States Shareholders. U.S. Holders who might, directly, indirectly or constructively, acquire 10% or more of our shares (by vote or value), and therefore might be a United States Shareholder, should consider the possible application of the CFC rules, and are urged to consult a tax advisor with respect to such matter.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in our shares or ADSs, subject to certain exceptions (including an exception for our shares or ADSs held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our shares or ADSs. U.S. Holders are urged to consult their own U.S. tax advisors regarding information reporting requirements relating to their ownership of our shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.- related financial intermediaries generally are subject to information reporting and to backup withholding unless:

(i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding.

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished in a timely fashion to the U.S. Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates.  Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions.  A U.S. Holder should consult the holder’s own tax advisor regarding the possible application of this legislation in the beneficial owner’s particular circumstances.

U.S. Holders should consult their tax advisors with respect to the particular consequences to them of receiving, owning or disposing of shares or ADSs.

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

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time the purchase occurs. As of December 31, 2017, we held contracts classified as derivative financial instruments related to natural gas (2.3 million MMBTU of Henry Hub).  As of December 31, 2016, we held contracts classified as derivative financial instruments related to diesel oil (2.9 million barrels of Brent diesel oil) and natural gas (3.3million MMBTU of Henry Hub).

In our thermal power plants, which use coal or petroleum-based liquid fuel, the dispatch or bidding mechanism allows these plants to cover their operating costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. In most cases, we transfer commodity prices variations to contracted sale prices according to indexing formulas. Due to the drought conditions in the past several years in Chile and the price volatility of coal, we hedged this risk with commodity instruments available in the international markets.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2017 and 2016, we did not hold electricity price-sensitive instruments.

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

Interest Rate and Foreign Currency Risk

As of December 31, 2017, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	1,800	1,917	2,041	2,174	2,315	445,185	455,432	—
Weighted average interest rate	6.8%	6.8%	6.8%	6.8%	6.8%	6.1%	6.1%
Total fixed rate	1,800	1,917	2,041	2,174	2,315	445,185	455,432	—
Weighted average interest rate	6.8%	6.8%	6.8%	6.8%	6.8%	6.1%	6.1%	—
Variable Rate
Ch$/UF	5,574	29,936	29,936	29,936	29,936	205,264	330,582	—
Weighted average interest rate	9.0%	7.0%	7.0%	7.0%	7.0%	6.9%	7.0%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
Total variable rate	5,574	29,936	29,936	29,936	29,936	205,264	330,582	—
Weighted average interest rate	9.0%	7.0%	7.0%	7.0%	7.0%	6.9%	7.0%	—
Total	7,374	31,853	31,977	32,110	32,251	650,449	786,014	—

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2017, which was Ch$ 614.75 per US$ 1.00.
(2)

As of December 31, 2017, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2016, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below.  Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
US$	1,840	1,960	2,087	2,223	2,368	487,333	497,811	596,452
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.1%	6.1%	0.0%
Total fixed rate	1,840	1,960	2,087	2,223	2,368	487,333	497,811	596,452
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.1%	6.1%	—
Variable Rate	0	0	0	0	0	0	0	0
Ch$/UF	5,480	5,480	29,433	49,433	29,433	231,249	330,509	422,604
Weighted average interest rate	9.1%	9.1%	7.8%	7.8%	7.8%	7.8%	7.8%	0.0%
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	0	0	0	0	0	0	0	0
Total variable rate	5,480	5,480	29,433	49,433	29,433	231,249	330,509	422,604
Weighted average interest rate	9.1%	9.1%	7.8%	7.8%	7.8%	7.8%	7.8%	0.0%
Total	7,320	7,440	31,520	51,656	31,801	718,582	828,320	1,019,056

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2016, which was Ch$669.47 per US$ 1.00.
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

At both December 31, 2017 and 2016, 92% of our total outstanding debt was denominated in fixed terms and 8% was subject to variable interest rates.  Because the exposure to variable interest rate risk was so low, we did not engage in derivative hedging instruments.

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

As of December 31, 2017, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	500,198	—	—	—	—	—	—
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	500,198	—	—	—	—	—	—

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2017, which was Ch$ 614.75 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

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

For further detail, please refer to Note 18 of the Notes to our consolidated financial statements.

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

Depositary Payments for Fiscal Year 2017

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2017, the Depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of US$ 0.3 million (after the deduction of applicable U.S. taxes).

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the year ended December 31, 2017.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2017. The assessment was based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Based on the assessment, our management has concluded that as of December 31, 2017, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2017. Their attestation report appears on page F-2.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.Reserved

Item 16A.Audit Committee Financial Expert

As of December 31, 2017, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Enrique Cibié, as determined by the Board of Directors. Mr. Cibié is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.Code of Ethics

Our standards of ethical conduct are governed by means of the following seven corporate rulings or policies: the Charter Governing Executives (“Estatuto del Directivo”), the Employee Code of Conduct, the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Human Rights Policy, the Manual for the Management of Information of Interest to the Market (the “Manual”) and the Diversity Policy.

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

In addition to the corporate governance rules described above, our Board approved the Code of Ethics and the ZTAC Plan in its meeting held on June 24, 2010. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

On October 30, 2013, the Board approved the Human Rights Policy, which incorporates and adapts the general human rights principles championed by the United Nations into a corporate reality.

The Diversity Policy was approved by the Board of Directors on March 23, 2016. This policy defines the key principles required to spread a culture that focuses on diversity and is based on the respect and promotion of the principles of preventing arbitrary discrimination and encouraging equal opportunities and inclusion, which are fundamental values in the development of the Company's activities. In this sense, the Company seeks to improve the work environment and make possible a better quality of life at work. The Company is committed to creating an inclusive work environment where workers can develop their potential and maximize their contribution.

A copy of these documents is available on our webpage at www.enelgeneracion.cl as well as upon request, free of charge, by writing or calling us at:

Enel Generación Chile S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

At its meeting held on January 19, 2017, our Board of Directors approved an amendment to the Code of Ethics and ZTAC Plan to eliminate the reference to Law 19,885, in connection with political donations and to forbid them under all circumstances.  During fiscal year 2017, there have been no other amendments to any provisions of the documents described above.  No waivers from any provisions of the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officers of the Company in fiscal year 2017.

Item 16C.Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2017	2016
	(in millions of Ch$)
Audit fees	534	567
Audit-related fees(1) (2)	315	101
Tax fees	—	—
All other fees	—	—
Total	849	668

(1)

2017 audit-related fees are related to the 2018 Reorganization, mainly for the interim review services as of June 30, 2017 and September 30, 2017 and the audit process under Chilean audit standard as of September 30, 2017 for a total of Ch$ 310 million.

(2)	2016 audit-related fees included audit services related to the merger between Celta and GasAtacama of Ch$ 97 million.

All of the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

Directors’ Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM.  Similarly, the shareholders of our subsidiaries, appoint their own external auditors according to applicable law and regulation.

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

Item 16H.Mine Safety Disclosure

Not applicable.

PART III

Item 17.Financial Statements

Not Applicable.

Item 18.Financial Statements

Enel Generación Chile and Subsidiaries

Index to the Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of KPMG Auditores Consultores Ltda. — Enel Generación Chile S.A. 2017, 2016 and 2015	F-1
Report of KPMG Auditores Consultores Ltda. — Enel Generación Chile S.A. — Internal Control Over Financial Reporting 2016	F-2
Report of Ernst & Young Audit S.A.S — Emgesa S.A. E.S.P. 2015	F-3

Report of Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global — Endesa Argentina S.A. 2015	F-4

Report of Ernst & Young Auditores Independentes S.S. — Enel Brasil S.A. 2015	F-5

Consolidated Financial Statements:

Consolidated Statements of Financial Position at December 31, 2017 and 2016	F-6
Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015	F-7
Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015	F-9
Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015	F-11
Notes to the Consolidated Financial Statements	F-12

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Generación Chile S.A.
8.1	List of Principal Subsidiaries as of December 31, 2017.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

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

Date: April 26, 2018

Enel Generación Chile S.A. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2017 and 2016

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Generación Chile S.A.:

We have audited the accompanying consolidated statements of financial position of Enel Generación Chile S.A. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 26, 2018, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

We did not audit the financial statements of Emgesa S.A. E.S.P. and its subsidiaries and Endesa Argentina S.A. and its subsidiaries, which statements reflect ThCh$321,253,877 of the Company’s consolidated profit from discontinued operations for the year ended December 31, 2015. In addition, we did not audit the financial statements of Enel Brasil S.A. (38.64 percent owner investee company as of December 31, 2015). The Company’s equity in earnings in Enel Brasil S.A. for the year ended December 31, 2015 was ThCh$36,473,505. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to above.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2008.

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

April 26, 2018

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Generación Chile S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Enel Generación Chile S.A. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of  comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion.

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG

KPMG Auditores Consultores Ltda.

Santiago, Chile

April 26, 2018

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

/s/ Ernst & Young Audit S.A.S.
Ernst & Young Audit S.A.S. Bogotá, Colombia
April 25, 2016

The accompanying notes are an integral part of these consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the consolidated balance sheet of Endesa Argentina S.A. as of December 31, 2015, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

March 22, 2016

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L

Member of Ernst & Young Global Limited

The accompanying notes are an integral part of these consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enel Brasil S.A.

We have audited the consolidated statements of financial position of Enel Brasil S.A. and subsidiaries as of December 31, 2015, and the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enel Brasil S.A. and subsidiaries at December 31, 2015, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Paulo José Machado

Partner

Rio de Janeiro, RJ - Brazil

March 28, 2016

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

(In thousands of Chilean pesos – ThCh$)

ASSETS	Note	12-31-2017	12-31-2016
CURRENT ASSETS	Note	ThCh$	ThCh$
Cash and cash equivalents	6	211,027,141	114,486,479
Other current financial assets	7	20,523,276	487,106
Other current non-financial assets		2,167,272	4,409,288
Trade and other current receivables, net	8	218,178,007	260,440,086
Current accounts receivable from related parties	9	109,797,820	82,727,781
Inventories	10	31,740,903	33,390,799
Current taxes receivable	11	65,164,708	34,438,408
Non-current assets and disposal groups held for sale or distribution to owners	5	4,205,233	12,993,008
TOTAL CURRENT ASSETS		662,804,360	543,372,955
NON-CURRENT ASSETS
Other non-current financial assets	7	33,391,398	28,802,568
Other non-current non-financial assets	10	12,853,459	12,318,443
Trade and other non-current receivables, net	8	1,032,923	6,788,437
Investments accounted for using the equity method	12	12,707,221	18,738,198
Intangible assets other than goodwill, net	13	18,607,973	19,266,874
Goodwill	14	24,860,356	24,860,356
Property, plant and equipment, net	15	2,788,204,501	2,726,838,537
Deferred tax assets	16	-	18,696,123
TOTAL NON-CURRENT ASSETS		2,891,657,831	2,856,309,536
TOTAL ASSETS		3,554,462,191	3,399,682,491

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	17	18,815,435	25,696,064
Trade and other current payables	20	329,448,226	341,088,664
Current accounts payable to related parties	9	122,862,944	121,018,039
Current provisions	21	5,296,635	6,493,428
Current tax liabilities	11	66,933,261	61,457,940
Other current non-financial liabilities		-	23,330
TOTAL CURRENT LIABILITIES		543,356,501	555,777,465
NON-CURRENT LIABILITIES
Other non-current financial liabilities	17	781,978,145	854,016,751
Other non-current payables	20	632,643	1,453,022
Non-current accounts payables to related parties	9	318,518	251,527
Non-current provisions, other than for employee benefits	21	63,992,567	57,325,915
Deferred tax liabilities	16	160,293,916	185,277,005
Non-current provisions for employee benefits	22	14,875,948	15,820,557
TOTAL NON-CURRENT LIABILITIES		1,022,091,737	1,114,144,777
TOTAL LIABILITIES		1,565,448,238	1,669,922,242
EQUITY
Issued capital	23	552,777,321	552,777,321
Retained earnings		1,398,018,155	1,199,429,221
Share premium	23	85,511,492	85,511,492
Other reserves	23	(74,789,241)	(136,755,547)
Equity attributable to Shareholders of the Parent Company		1,961,517,727	1,700,962,487
Non-controlling interests		27,496,226	28,797,762
TOTAL EQUITY		1,989,013,953	1,729,760,249

TOTAL LIABILITIES AND EQUITY		3,554,462,191	3,399,682,491

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Chilean pesos – ThCh$)

		Year ended
STATEMENTS OF COMPREHENSIVE INCOME	Note	12-31-2017	12-31-2016	12-31-2015
Profit (loss)		ThCh$	ThCh$	ThCh$
Revenues	24	1,599,032,140	1,639,959,815	1,539,977,511
Other operating income	24	35,904,948	19,767,514	3,832,806
Revenues and Other Operating Income from continuing operations		1,634,937,088	1,659,727,329	1,543,810,317

Raw materials and consumables used	25	(903,978,006)	(895,060,114)	(880,891,223)
Contribution Margin from continuing operations		730,959,082	764,667,215	662,919,094

Other work performed by the entity and capitalized	15.4.b	7,226,484	9,758,304	15,250,810
Employee benefits expense	26	(54,222,470)	(60,350,072)	(70,969,357)
Depreciation and amortization expense	27	(117,337,553)	(132,600,381)	(124,835,559)
Impairment loss recognized in the period’s profit or loss	27	55,494	(30,785,531)	9,793,652
Other expenses	28	(102,821,020)	(119,303,215)	(90,339,822)
Operating Income from continuing operations		463,860,017	431,386,320	401,818,818

Other gains, net	29	113,088,869	121,490,974	4,015,401
Financial income	30	5,273,672	6,150,751	234,821
Financial costs	30	(50,851,829)	(55,701,778)	(64,206,719)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	12	(2,696,904)	7,878,201	8,905,045
Foreign currency exchange differences	30	8,822,301	13,266,320	(53,880,472)
Gains from indexed assets and liabilities, net	30	145,608	606,075	3,600,187
Income from continuing operations before income taxes		537,641,734	525,076,863	300,487,081
Income tax expense, continuing operations	31	(112,099,519)	(83,216,935)	(76,655,819)
NET INCOME FROM CONTINUING OPERATIONS		425,542,215	441,859,928	223,831,262

Discontinued operations
Profit after tax for the year from discontinued operations	5.2	-	79,572,445	411,189,551
NET PROFIT FOR THE YEAR		425,542,215	521,432,373	635,020,813

Net profit for the year attributable to
Shareholders of the parent company		418,453,814	472,558,428	392,868,115
Non-controlling interests	23.7	7,088,401	48,873,945	242,152,698
NET PROFIT FOR THE YEAR		425,542,215	521,432,373	635,020,813

Basic earnings per share
Basic earnings per share from continuing operations	Ch$ / share	51.02	52.77	25.89
Basic earnings per share from discontinued operation	Ch$ / share	-	4.85	22.01
Total Basic earnings per share	Ch$ / share	51.02	57.62	47.90
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$ / share	51.02	52.77	25.89
Diluted earnings per share from discontinued operation	Ch$ / share	-	4.85	22.01
Total Diluted earnings per share	Ch$ / share	51.02	57.62	47.90
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Chilean pesos – ThCh$)

		Year ended
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	12-31-2017	12-31-2016	12-31-2015
		ThCh$	ThCh$	ThCh$

Net Profit for the Year		425,542,215	521,432,373	635,020,813

Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes
Remeasurement losses from defined benefit plans		251,976	(1,757,402)	(216,648)
Other comprehensive loss that will not be reclassified subsequently to profit or loss		251,976	(1,757,402)	(216,648)

Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Foreign currency translation losses, net		(3,690,798)	(139,529,128)	(244,110,922)
Gains (losses) from available-for-sale financial assets, net		8	18	(441,585)
Net gains (losses) from cash flow hedges		73,333,487	66,502,675	(151,642,828)
Reclassification adjustments on cash flow hedges		23,976,029	20,456,663	15,850,894
Share of other comprehensive income from investments accounted for using the equity method		-	(11,904,709)	(2,475,299)
Other comprehensive loss that will be reclassified subsequently to profit or loss		93,618,726	(64,474,481)	(382,819,740)

Total other comprehensive income (loss), before income taxes		93,870,702	(66,231,883)	(383,036,388)

Income taxes related to components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss
Income tax related to defined benefit plans		(68,034)	474,498	(5,476)
Income tax related to components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss		(68,034)	474,498	(5,476)

Income taxes related to components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Income tax related to cash flow hedge		(26,139,149)	(20,924,809)	35,463,169
Income tax related to available-for-sale financial assets		(2)	(5)	10
Income taxes related to components of comprehensive income (losses) that will be reclassified subsequently to profit or loss		(26,139,151)	(20,924,814)	35,463,179

Total Other Comprehensive Income (Loss)		67,663,517	(86,682,199)	(347,578,685)
TOTAL COMPREHENSIVE INCOME		493,205,732	434,750,174	287,442,128

Comprehensive income (loss) attributable to
Shareholders of the parent company		486,205,094	450,858,649	132,746,446
Non-controlling interests		7,000,638	(16,108,475)	154,695,682
TOTAL COMPREHENSIVE INCOME		493,205,732	434,750,174	287,442,128

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Chilean pesos – ThCh$)

	Issued Capital	Share Premium	Changes in Reserves Other than Retained Earnings							Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non- controlling Interests	Total Equity
Statements of Changes in Equity			Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves related to assets held for sale and disposal groups	Total Reserves Other than Retained Earnings
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity as of January 1, 2017	552,777,321	85,511,492	16,210,841	(123,499,401)	-	(1,033)	(32,188,067)	2,722,113	(136,755,547)	1,199,429,221	1,700,962,487	28,797,762	1,729,760,249
Changes in equity
Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	-	-	-	-	418,453,814	418,453,814	7,088,401	425,542,215
Other comprehensive income (loss)	-	-	(3,601,923)	71,170,367	182,830	6	-	-	67,751,280	-	67,751,280	(87,763)	67,663,517
Total comprehensive income	-	-	-	-	-	-	-	-	-	-	486,205,094	7,000,638	493,205,732
Dividends	-	-	-	-	-	-	-	-	-	(220,047,710)	(220,047,710)	(8,302,174)	(228,349,884)
Increase (decrease) from distribution to owners	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from other changes	-	-	-	-	(182,830)	-	(2,880,031)	(2,722,113)	(5,784,974)	182,830	(5,602,144)	-	(5,602,144)
Total changes in equity	-	-	(3,601,923)	71,170,367	-	6	(2,880,031)	(2,722,113)	61,966,306	198,588,934	260,555,240	(1,301,536)	259,253,704
Equity as of December 31, 2017	552,777,321	85,511,492	12,608,918	(52,329,034)	-	(1,027)	(35,068,098)	-	(74,789,241)	1,398,018,155	1,961,517,727	27,496,226	1,989,013,953

	Issued Capital	Share Premium	Changes in Reserves Other than Retained Earnings							Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non- controlling Interests	Total Equity
Statements of Changes in Equity			Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves related to assets held for sale and disposal groups	Total Reserves Other than Retained Earnings
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity as of January 1, 2016	1,331,714,085	206,008,557	19,691,866	(205,691,575)	-	(1,046)	(719,716,306)	(202,189,042)	(1,107,906,103)	2,218,373,368	2,648,189,907	895,700,172	3,543,890,079
Changes in equity
Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	-	-	-	-	472,558,428	472,558,428	48,873,945	521,432,373
Other comprehensive income (loss)	-	-	(3,527,400)	67,731,875	(1,284,713)	13	(11,690,790)	(72,928,764)	(21,699,779)	-	(21,699,779)	(64,982,420)	(86,682,199)
Total comprehensive income	-	-	-	-	-	-	-	-	-	-	450,858,649	(16,108,475)	434,750,174
Dividends	-	-	-	-	-	-	-	-	-	(184,234,740)	(184,234,740)	(7,405,769)	(191,640,509)
Increase (decrease) from distribution to owners	(778,936,764)	(120,497,065)	-	-	-	-	776,186,804	275,117,804	1,051,304,608	(1,305,983,122)	(1,154,112,343)	(839,096,192)	(1,993,208,535)
Increase (decrease) from other changes	-	-	46,375	14,460,299	1,284,713	-	(76,967,775)	2,722,115	(58,454,273)	(1,284,713)	(59,738,986)	(4,291,974)	(64,030,960)
Total changes in equity	(778,936,764)	(120,497,065)	(3,481,025)	82,192,174	-	13	687,528,239	204,911,155	971,150,556	(1,018,944,147)	(947,227,420)	(866,902,410)	(1,814,129,830)
Equity as of December 31, 2016	552,777,321	85,511,492	16,210,841	(123,499,401)	-	(1,033)	(32,188,067)	2,722,113	(136,755,547)	1,199,429,221	1,700,962,487	28,797,762	1,729,760,249

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity (continued)

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Chilean pesos – ThCh$)

	Issued Capital	Share Premium	Changes in Other Reserves							Retained Earnings	Equity Attributable to Shareholders of the Parent Company	Non-controlling Interests	Total Equity
Statements of Changes in Equity			Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets	Other Miscellaneous Reserves	Other Reserves related to assets held for sale and disposal groups	Total Reserves Other than Retained Earnings
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity as of January 1, 2015	1,331,714,085	206,008,557	(11,409,870)	(117,559,279)	-	(1,020)	(719,216,262)	-	(848,186,431)	2,010,744,273	2,700,280,484	823,605,857	3,523,886,341
Changes in equity
Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	-	-	-	-	392,868,115	392,868,115	242,152,698	635,020,813
Other comprehensive loss	-	-	(160,979,109)	(96,154,779)	(467,310)	(118,688)	(2,401,783)	-	(260,121,669)	-	(260,121,669)	(87,457,016)	(347,578,685)
Total comprehensive income	-	-	-	-	-	-	-	-	-	-	132,746,446	154,695,682	287,442,128
Dividends	-	-	-	-	-	-	-	-	-	(184,771,710)	(184,771,710)	(80,862,173)	(265,633,883)
Increase (decrease) from other changes	-	-	192,080,845	8,022,483	467,310	118,662	1,901,739	(202,189,042)	401,997	(467,310)	(65,313)	(1,739,194)	(1,804,507)
Total changes in equity			31,101,736	(88,132,296)	-	(26)	(500,044)	(202,189,042)	(259,719,672)	207,629,095	(52,090,577)	72,094,315	20,003,738
Equity as of December 31, 2015	1,331,714,085	206,008,557	19,691,866	(205,691,575)	-	(1,046)	(719,716,306)	(202,189,042)	(1,107,906,103)	2,218,373,368	2,648,189,907	895,700,172	3,543,890,079

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flow, Direct

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Chilean pesos – ThCh$)

		Year ended
Statement of Direct Cash Flow	Note	12-31-2017	12-31-2016	12-31-2015
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Types of collection from operating activities
Collections from the sale of goods and services		2,096,113,174	2,374,348,805	3,249,925,184
Collections from royalties, payments, commissions, and other income from ordinary activities		-	1,967,684	3,865,539
Collections from premiums and services, annual payments, and other benefits from policies held		6,808,382	4,108,308	14,740,827
Other collections from operating activities		12,096,424	260,080	24,297,790
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,302,502,517)	(1,432,187,182)	(1,854,215,926)
Payments to and on behalf of employees		(57,204,085)	(70,830,372)	(117,343,733)
Payments on premiums and services, annual payments, and other obligations from policies held		(14,551,177)	(21,525,259)	(10,788,411)
Payments to tax and other payments for operating activities		(93,435,079)	(185,124,143)	(161,073,061)
Cash generated from operating activities
Income taxes paid		(157,951,053)	(107,229,062)	(236,640,545)
Other outflows of cash		(1,206,687)	(4,600,270)	(11,553,428)
Net cash provided by operating activities		488,167,382	559,188,589	901,214,236
Cash flows from investment activities
Cash collections from the loss of control of subsidiaries or other businesses		-	-	6,639,653
Other collections from the sale of equity or debt instruments belonging to other entities	5.2	115,582,806	133,206,429	20,000,882
Other payments to acquire stakes in joint ventures	12.1	(1,943,100)	(2,346,000)	(2,550,000)
Loans to related parties		(6,639,995)	(6,457,077)	-
Proceeds from the sale of property, plant and equipment		4,274,470	42,597	49,916
Purchases of property, plant and equipment		(206,775,663)	(194,880,395)	(525,755,416)
Purchases of intangible assets		-	-	(12,049,927)
Payments from future, forward, option and swap contracts		(7,808,837)	(7,860,258)	(6,376,166)
Collections from future, forward, option and swap contracts		835,105	3,439,049	10,906,446
Collections of loans to related parties		6,639,996	1,907,339	98,813
Dividends received		879,884	8,682,538	11,249,679
Interest received		3,087,687	3,686,258	9,190,650
Net cash used in investing activities		(91,867,647)	(60,579,520)	(488,595,470)
Cash flows from financing activities
Total proceeds from loans		-	257,661,770	347,776,657
Proceeds from long-term loans		-	249,359,440	79,136,157
Proceeds from short-term loans		-	8,302,330	268,640,500
Loans from related parties		31,680,253	37,096,734	645,635,959
Payments on borrowings		(5,534,483)	(182,345,064)	(460,398,335)
Payments on financial lease liabilities		(2,592,237)	(1,744,003)	(10,747,974)
Repayments of loans from related parties		(31,680,253)	(204,524,335)	(566,771,227)
Dividends paid		(244,539,407)	(126,718,920)	(400,032,465)
Interest paid		(44,320,297)	(76,403,433)	(152,767,801)
Other outflows of cash	7.f.	(4,848,787)	(222,675,977)	(8,479,868)
Net cash used in financing activities		(301,835,211)	(519,653,228)	(605,785,054)
Net (decrease) increase in cash and cash equivalents before the effect of exchange rate changes		94,464,524	(21,044,159)	(193,166,288)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		2,076,138	(14,207,725)	6,246,146
Net (decrease) increase in cash and cash equivalents		96,540,662	(35,251,884)	(186,920,142)
Cash and cash equivalents at the beginning of the year	6	114,486,479	149,738,363	336,658,505
Cash and cash equivalents at the end of the year	6	211,027,141	114,486,479	149,738,363

The accompanying notes are an integral part of these consolidated financial statements

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Chilean pesos – ThCh$)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Generación Chile S.A (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Generación Chile Group (hereinafter the Enel Generación Chile or the “Group”).

Enel Generación Chile S.A. is a publicly traded corporation with a registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of  the Finantial Market Commission of Chile (“Comisión para el Mercado Financiero” or “CMF”, formerly Chilean Superintendence of Securities and Insurance, “Superintendencia de Valores y Seguros” or “SVS”) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC). The Company’s shares have been listed on the New York Stock Exchange since 1994.

Enel Generación Chile S.A. is a subsidiary of Enel Chile S.A. (”Enel Chile”) a company which, in turn, is a subsidiary Enel S.p.A. (hereinafter “Enel”).

The Company was initially incorporated by a public deed dated December 1, 1943 under the name Empresa Nacional de Electricidad S.A. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the incorporation of the Company and approved its by-laws. The Company changed its name to Enel Generación Chile S.A. effective October 4, 2016, the date its by-laws were amended in connection with the corporate reorganization of the Group (see Note 5.3). For tax purposes, the Company operates under Chilean tax identification number 91.081.000-6.

As of December 31, 2017 the Group had 848 employees. During the year ended December 31, 2017, the Group averaged a total of 867 employees (see Note 34).

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

1.1	Enel Group Proposed Corporate Reorganization

Enel Generación Chile’s Board of Directors at its Extraordinary Session held on September 1, 2017, unanimously resolved to initiate all work and steps necessary to analize the corporate reorganization proposed by our parent Enel Chile, in the terms applicable to Enel Generación Chile.

Enel Chile’s proposal consists of a corporate reorganization within Enel, which is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America S.A. (“EGPL”) with Enel Chile. EGPL is a subsidiary of Enel, actually controlled by Enel Green Power SpA..

The proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”) to be carried out by Enel Chile for all of the shares of its subsidiary Enel Generación Chile held by non-controlling interests

The Reorganization is expected to involve two principal phases, each of which is conditional on the implementation of the other, as follows:

(i)	Public tender offer

Enel Chile will launch a public tender offer (the “Tender Offer”) for all of the shares of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer consideration is expected to be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders will have agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

The effectiveness of the Tender Offer will be conditional on satisfaction or waiver of the following:

-	The tender in the Tender Offer of a total number of shares that would enable Enel Chile to increase its ownership interest in Enel Generación Chile to more than 75% from the current 60%;
-

The approval by Enel Generación Chile’s shareholders’ meeting of an amendment to the company’s bylaws to provide that Enel Generación Chile is no longer be subject to (i) Title XII of Decree No. 3,500 of 1980 (the Chilean law that regulates pension fund investments) or (ii) the existing limits to share ownership in the company, which currently do not allow any single shareholder to own more than 65% of the company’s share capital;

-

Enel Chile has available for issuance in the Tender Offer the necessary number of newly issued Enel Chile Shares following the expiration of the preemptive right period in the related capital increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

-

The absence of any legal proceeding or action seeking to (i) prohibit or prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

-

The absence of any legal proceeding or action seeking to (i) prohibit or prevent the closing of the Tender Offer; (ii) impose material limitations on Enel Chile’s ability to effectively acquire the Enel Generación Chile shares and Enel Generación Chile ADSs; (iii) impose limitations on Enel Chile’s ability to exercise its property rights over the Enel Generación Chile shares and Enel Generación Chile ADSs validly tendered and not validly withdrawn pursuant to the Tender Offer; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

-	The Share/ADS Subscription Condition;
-

Enel S.p.A must maintain at all times an ownership interest in Enel Chile of more than 50% and maintain its controlling shareholder position and shall not exceed the 65% stock ownership limit set forth in Enel Chile’s bylaws after the consummation of the proposed Reorganization;

-	All of the other conditions to the Merger (other than the consummation of the Tender Offer); and
-	The absence of any material adverse effect.
(ii)	Merger

Following the completion of the Tender Offer, EGPL will merge into Enel Chile (the “Merger”). Consequently, the renewable assets held by EGPL will be integrated into Enel Chile.

Subject to the final share subscription price in the Tender Offer and the exchange ratio in the Merger, Enel is expected to hold, in the aggregate, an ownership interest in Enel Chile similar to its current 60.6% ownership.

On December 20, 2017, the Extraordinary Shareholder's Meeting of Enel Generación Chile, for fulfilling one of the conditions of success of the OPA, approved the amendment of the company's bylaws to eliminate the limitations and restrictions established in Section XII of Decree No. 3.500. The Board approved that the aforementioned amendment of the bylaws will be subject to the condition precedent that Enel Chile declares the TOB successful.

The Merger was completed on April 2, 2018. (See note 38).

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.1	Accounting principles

The consolidated financial statements as of December 31, 2017 of the Group, approved for issuance by the Company’s Board of Directors at its meeting held on April 24, 2018, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements reflect faithfully the financial position of Enel Generación Chile and its subsidiaries at December 31, 2017 and 2016, and the results of its operations, changes in equity and cash flows for the year ended December 31, 2017, 2016 and 2015.

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except, in accordance with IFRS, those assets and liabilities that are measured at a fair value (see Note 3.f) and those non-current assets and disposal groups held for sale, which are recognized at the carrying amount or the fair value less cost of disposal, whichever is lower (see Note 3.g and 3.j).

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company and the presentation currency of the Group. Foreign operations are incorporated in accordance with the accounting policies stated in Notes 2.7 and 3.m.

2.2	New accounting pronouncements
a)	Accounting pronouncements effective from January 1, 2017:

Amendments to Standards	Effective date

Amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The purpose of the amendments to IAS 12 “Income Taxes” is to provide requirements on recognition of deferred tax assets for unrealized losses, and clarify how to account for deferred tax assets related to debt instruments measured at fair value.

Annual periods beginning on or after January 1, 2017

Amendment to IAS 7: Disclosure Initiative

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB’s initiative aimed at improving presentation and disclosure of information in the financial statements. The amendments add additional disclosure requirements relating to financing activities in the statement of cash flows.

Annual periods beginning on or after January 1, 2017

Annual Improvements to IFRS (2014 – 2016 Cycle)

Annual improvements correspond to a series of limited scope amendments clarifying, correcting or eliminating redundancy in IFRS 12 “Disclosures of Interests in Other Entities”.

Annual periods beginning on or after January 1, 2017

The amendments and improvements to the standards, which came into effect on January 1, 2017, had no significant effect on the consolidated financial statements of the Company and its subsidiaries. The disclosures required by IAS 7 relating to financing activities are presented in Note 6 (e)

b)	Accounting pronouncements effective from January 1, 2018 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards	Effective date
IFRS 9 Financial Instruments	Annual periods beginning on or after January 1, 2018
IFRS 15 Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2018
IFRS 16 Leases	Annual periods beginning on or after January 1, 2019
IFRIC 22: Foreign Currency Transactions and Advance Consideration	Annual periods beginning on or after January 1, 2018
IFRIC 23: Uncertainty over Income Tax Treatments	Annual periods beginning on or after January 1, 2019

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of the new standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The company will adopt the standard on the date of effective application without restating previous periods, recognizing the cumulative effect of its initial application as an adjustment to the opening balance of accumulated earnings (or another component of the estate, as appropriate).

IFRS 9 brings together all three phases of the IASB’s project on financial instruments: (i) classification and measurement, (ii) impairment and (iii) hedge accounting.

Enel Generación Chile carried out a detailed evaluation of the three aspects of the standard and its impact on the Group's consolidated financial statements. This evaluation is based on the information currently available and, therefore, may be subject to changes arising from additional information available during the year 2018.

i)	Classification and measurement.

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

- amortized cost; if the financial assets are held within a business model whose objective is to collect contractual cash flows;

- fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; or

- fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designatet at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing to designate a financial liability to be measure at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

Based on the assessment made, the Group considers that the new classification requirements will not have a significant impact on the accounting of its financial assets. Loans and receivables are maintained to obtain contractual cash flows representing solely payment of the principal and interest, so they meet the criteria to be measured at amortized cost under IFRS 9. Investments in equity instruments classified as available for sale will continue to be measured at fair value through profit or loss.

ii)	Impairment.

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than current practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments. Under IFRS 9, the allowance for impairment losses will be measured based on:

-	12 months expected credit losses; or
-	Lifetime expected credit losses if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset. The Group has chosen to apply this policy for the designated financial assets.

Based on the new methodology for estimating expected credit losses, the Group has determined that the application of the impairment requirements of IFRS 9 as of January 1, 2018, will not have a significant impact on the consolidated financial statements of Enel Generation Chile and subsidiaries.

iii)	Hedge accounting.

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as: non-financial risk component, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 eliminates the current quantitative requirement for hedge effectiveness test, under which the results must be within a range of 80-125 percent. This will allow aligning hedge effectiveness with risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item, and enables the rebalancing of hedging relationship if the risk management objective remains unchanged. However, retrospective ineffectiveness should continue to be valued and recognized in profit or loss.

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group has chosen to apply the new requirements of IFRS 9 on the date of its adoption.

Implementing the new model included assessing the existing hedge relationships and the analysis of new strategies that may be applied under the new standard. The Group considers that all the existing hedge relationships at December 31, 2017, which have been designed as efficient hedges, will continue to be suitable for hedge accounting under IFRS 9. Similarly, non-accounting hedges will continue to be measured at fair value through profit or loss under the new standard.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 which is applicable to all contracts with customers, with certain exemptions.the new revenue standard supersedes all current revenue recognition standards:

-	IAS 11 Construction Contracts;
-	IAS 18 Revenue;
-	IFRIC 13 Customer Loyalty Programs;
-	IFRIC 15 Agreements for the Construction of Real Estate;
-	IFRIC 18 Transfers of Assets from Customers; and
-	SIC-31 Revenue—Barter Transactions Involving Advertising Services.

The standard shall be applied for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method. Consequently, the Group will apply IFRS 15 retrospectively only to those contracts effective on January 1, 2018, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings (or another category of equity, if appropriate) as of the annual reporting period that includes the date of initial application. It not required to restate comparative periods.

This new Standard introduces a general framework for recognition and measurement of revenue, based on the core principle that revenues are recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to customers. This core principle shall be applied using a five-step approach to revenue recognition: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 requires more detailed disclosures than the current requirements to provide further information about the nature, amount, timing and certainty of revenue and cash flows derived from contracts with clients. The disclosure requirements represent a significant change as compared to current practice and increase significantly the volume of disclosures to be included in the Group’s financial statements.

In April 2016, the IASB issued amendments to IFRS 15 to clarify certain requirements and to provide additional practical expedients for transition. The amendments are mandatorily effective on the same date as the standard, i.e., January 1, 2018.

The Group carried out an implementation project, to identify and measure the possible impacts of applying IFRS 15 on its consolidated financial statements. This project involved identifying all of the revenue flows of Enel Generation Chile and its subsidiaries, knowledge of the traditional practices of the business, a comprehensive evaluation of each kind of contract with customers and determining the methodology for recording this revenue under the standards. The evaluation was performed paying special attention to those contracts presenting key aspects of IFRS 15 and particular characteristics of interest to the Group, such as identifying contractual obligations; contracts with multiple obligations and recognition opportunities; contracts with variable compensation; significant financing component; analysis of principal versus agent; existence of service guarantees; and recognition of costs to obtaining and fulfilling a contract.

The Enel Generación Chile Group  participates in the electrical energy generation, transmission and distribution businesses, and related activities. Based on the nature of the goods and services offered and the characteristics of its revenue flows streams, the Group does not expect that application of IFRS 15 will have a material impact on the consolidated financial statements of Enel Generación Chile and subsidiaries.

-

Sale and transportation of electricity: The main source of revenue of Enel Generación Chile is from the sale of a series of goods and services whose control is transferred over time, since the client receives and consumes simultaneously the benefits provided by the Group. According to the criteria under IFRS 15, the Group will continue recognizing revenue over time, instead of at a given moment in time.
-

Sale of other goods and services: Correspond mainly the sale of supplementary electrical-related goods and to, services whose control is transferred to the customer at a point in time. Revenue is recognized when the control of the good or service has been transferred to the customer, i.e. when the customer obtains substantially all of the benefits from the asset and the ability to direct its use. Application of the standard will not change the calendar or the amount of revenue recognized pursuant to these agreements.

The Group is assessing the necessary changes and improvements in the systems, internal control, policies and procedures  in order to comply with the new disclousures requirements of IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases—Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

The standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to adopt the standard early.

Although IFRS 16 subtantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new Standard states the following:

i)

Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right to use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interst related to the liability. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)

Lessor accounting: does not change substantially from the current model of IAS 17. The lessor will continue to classify leases under the same principles of the current standard as operating or financial leases.

IFRS 16 provides a series of practical expedients for the transition, both for the definition of a lease and for retrospective application of the standard. The Group has not yet decided if it will use certain or all of the practical expedients.

The Group is currently carrying out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend on, among others, the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions and any additional lease contract entered into by the Group in the future.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

This Interpretation clarifies the date of the transaction for the purpose of determining the exchange rate to use in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets. For this purpuses, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after January 1, 2018. Early application is permitted.

The Group expects that this new Interpretation will no have a material effect on the consolidated financial statements of Enel Generación Chile and its subsidiaries.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.

The Group’s management is currently assessing the potential impact that IFRIC 23 will have on its consolidated financial statements on its initial application.

New Interpretations and Amendments to Standards	Effective date

Annual Improvements to IFRS (Cycles 2014-2016)

Annual improvements correspond to a series of limited scope amendments clarifying, correcting or eliminating redundancy in the following standards: IFRS 1 “First-time Adoption of IFRS”, IFRS 12 “Disclosures of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures”.

Annual periods beginning on or after January 1, 2018.

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

Annual periods beginning on or after January 1, 2018
Amendments to IFRS 9: Prepayment features with negative compensation

The amendments allow entities to measure prepayable financial assets with negative compensation at amortized costo or at fair value through other comprehensive income upon compliance of certain specific condition, instead of being measured at fair value through profit or loss.

Annual periods beginning on or after January 1, 2019
Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

The IASB issued these amendments to clarify that an entity that applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied

Annual periods beginning on or after January 1, 2019
Annual Improvements to IFRS (Cycle 2015-2017)

Annual improvements correspond to a series of limited scope amendments that clarify the wording in an IFRS Standard or correct relatively minor oversights or conflicts between existing requirements of IFRS Standards: IFRS 3 “Business combination”, IFRS 11 “Joint arrangements”, IAS 12 “Income taxes” and  IAS 23 “Borrowing costs”.

Annual periods beginning on or after January 1, 2019
Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

The IASB decided to postpone the effective date of application of the amendment, until obtaining the results of its research Project on the equity method of accounting.

Effective date deferred indefinitely

In Management’s opinion, the foregoing amendments and annual improvements is not expected to have a significant effect on the consolidated financial statements of the Enel Generación Chile and its subsidiaries.

2.3	Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized in them.

The most important areas where crititical judgment was required are:

-	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.d).
-	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.g).

The estimates refer basically to:

-	The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.d).
-	The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.l.1 and 22).
-	The useful lives of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).
-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g and 19).
-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 6.2).

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).
-	Future disbursements for closure of facilities and restoration of land, as well as discount rates to be used (see Note 3.a).
-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have been used as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.o).

-	The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best available information as of the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects of this change of judgments and estimates in the corresponding future consolidated financial statements.

2.3.1Changes in accounting estimates

The Company carried out a new study on useful lives allocated to the Group’s main items of property, plant and equipment. The results of such study indicated that there is sufficient evidence to conclude that it is necessary to revise the remaining useful lives of certain assets, so as to better reflect the period over which these assets are expected to be available for use.

Based on above, beginning on January 1, 2017, Enel Generación Chile revised the remaining useful lives of certain items of its property, plant and equipment. This change in accounting estimate resulted in a lower depreciation expense of ThCh$11,023,983 for the year ended December 31, 2017.

2.4	Subsidiaries

Subsidiaries are defined as those entities controlled either directly or indirectly by Enel Generación Chile S.A. Control is exercised if and only if the following conditions are met: the Company has i) power over the subsidiary; ii) exposure, or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of thses returns.

Enel Generación Chile has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Group will reassess whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control listed above.

Subsidiaries are consolidated as described in Note 2.7.

Appendix 1 “Enel Generación Chile Group Entities” to these consolidated financial statements, describes the relationship of the Company with each of its subsidiaries.

2.4.1	Changes in the scope of consolidation

On March 1, 2016, as part of the corporate reorganization and as a result of the spin-off described in Note 5.3, all subsidiaries that were part of the generation and distribution businesses outside of Chile have been deconsolidated, which are detailed in Appendix 2. The effects of this transaction in the consolidated financial statements of Enel Generación Chile are described in Note 5.3.

2.4.2	Unconsolidated companies with an ownership interest of over 50%

Although the Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A., it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of this entity. As of December 31, 2017, the investment that the Group has in Centrales Hidroeléctricas de Aysén, S.A. has been classified as non-current assets held to distribute to the owners (see notes 3.j, 5.1. and 12).

2.5	Investments in associates

Associates are those entities in which Enel Generación Chile, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of potential exercisable voting rights or convertible rights at the end of each reporting period, including potential voting rights held by the Company or other entities. In general, significant influence is presumed to be those cases in which the Group has more than 20% of the voting power of the investee.

Associates are accounted for under equity method as described in Note 3.h.

Appendix 3 “Associates and Joint Ventures” to these consolidated financial statements, describes the relationship of the Company with each of these companies.

2.6	Joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

-

Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in Note 3.h.

-

Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the assets and liabilities held in the joint operation. At the end of the reporting period, the Group does not have any joint arrangements that qualify as joint operations.

In determining the type of joint arrangement in which it is involved, the management of the Group assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

Appendix 3 “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company and each of these companies.

2.7	Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, revenues, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-group transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated statement of comprehensive income from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

2.

Non-controlling interests in equity and in comprehensive income of the subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net income attributable to non-controlling interests” and “Comprehensive income (loss) attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of the Group companies with functional currencies other than the Chilean peso are translated as follows:
a.	For assets and liabilities the prevailing exchange rate on the closing date of the financial statements is used.
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
d.

Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses”) within the consolidated statement of comprehensive income in other comprehensive income (see Note 23.2).

4.	Balances and transactions between consolidated companies were fully eliminated in the consolidation process.
5.

Changes in the ownership interests in subsidiaries that do not result in the Group obtaining or losing control are recognized as equity transactions. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to shareholders of the Parent.

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

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in equity, as a charge or credit to “Other reserves”. The Group does not restate comparative periods in its financial statements for business combinations under common control.

3.	ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 15.4.a).

-	Employee expenses directly related to construction in progress (see Note 15.4.b).
-

Future disbursements that the Group will have to make to close their facilities are incorporated into the value of the asset at fair value, recording in the accounting the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 21).

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

The Group, based on the outcome of impairment testing performed as explained in Note 3.d), considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group companies expect to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate, adjusted prospectively.

The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives (*)

Buildings	10 – 50
Plant and equipment	5 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful lives (*)

Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 40
Coal / fuel plants	20 – 40
Combined cycle plants	10 – 25
Renewable energy power plants	20
Natural gas transport facilities:
Pipelines	20

(*) See Note 2.3.1

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of property, plant, and equipment are recognized as “Other gains (loses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.

b)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and so is the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date (see Note 2.7.1).

Goodwill arising from acquisition of companies with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the exchange rate effective as of the date of the statement of financial position.

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

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2017 and 2016, there are no significant amounts in intangible assets with an indefinite useful life.

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

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous periods are explained in Note 3.d below.

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

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2017 future cash flows projections were extrapolated using the growth rate 3.1%.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate. As of December 31, 2017, the Group applied the pre-tax discount rate 10.7%, expressed in nominal terms.

If the recoverable amount of the CGU is estimated to be less than its carrying amount, an impairment loss is recognized in the consolidated statement of comprehensive income in the line item “Reversal of impairment loss (impairment loss) recognized in profi or loss””. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then on a pro rata basis to the other carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

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

f.1) Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.h and 12) and non-current assets and disposal groups held for sale or distribution to owners (see Note 3.j), into four categories:

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
-

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories. They are almost all financial investments in equity instruments.

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

f.3) Impairment of financial assets

The following criteria are used to determine if a financial asset has been impaired:

-

For trade receivables in the electricity generation, transmission and distribution segments, the Company’s policy is to recognize impairment losses based on the aging of past-due balances. This is the policy generally applied except in cases where a specific collective basis analysis is recommended, such as in the case of receivables government-owned companies (see Note 8).

-

In the case of receivables of a financial nature, included in the loans and trade and other receivables and held-to-maturity investments categories, impairment is determined on case-by-case basis and it is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate (see Notes 7 and 19).

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

In order to calculate the fair value of debt, both when it is recognized in the statement of financial position and for fair value disclosure purposes as shown in Note 19.2.b, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

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

-

Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative loss or gain in this reserve is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income because of the hedged risk, offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recognized directly in the consolidated statement of comprehensive income.

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

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recognized separately and changes in value are accounted for directly in the statement of comprehensive income.

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

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to conduct the measurement, maximizes the use of relevant observable data and minimizes the use of unobservable data.

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

Financial assets and liabilities measured at fair value are presented in Note 19.3.

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

Appendix 3 “Associates and Joint Ventures” to these consolidated financial statements, describes the relationship of the Company with each of these companies.

i)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories includes all costs of purchase and all necessary costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

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

Non-current assets or disposal groups held-for-sale or held for distribution to owners are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of subsequent decision where would be reclassified as non-current assets.

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

The Group classifies as discontinued operations those component of the Group that either have been disposed of, or are classified as held for sale and:

-	represents a separate major line of business or geographical area of operations;
-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
-	is a subsidiary acquired exclusively with a view to resale.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or groups constituting the discontinued operation are presented as a single line item in the consolidated comprehensive income statement as “Income after tax from discontinued operations”.

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

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction, the following criteria for recognition are taken:

-

Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts; at prices stipulated in the electricity market by applicable regulations; or at marginal cost determined on the spot market, as the case may be. This revenue includes an estimate of the service provided and not billed as of the closing date (see Note 2.3 and Note 24).

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

Finance income (expense) is recognized using the effective interest method, applicable to the outstanding principal over the repayment period.

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

Article No. 79 of the Chilean Corporations Act 18,046 establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of profit for each year, except when accumulated deficit from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Group’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of dividends approved during the period, and then accounted for in “Trade and other payables” and “Accounts payable to related parties”, as appropriate, and recognized in Equity

The provisional and final dividends are deducted from Equity when approved by the competent body, which in the first case is normally the Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

s)Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

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

4.SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS

1)	Regulatory framework

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining – whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law) – as well as by an associated Regulation (D.S. No. 327 issued in 1998).

The main authority in energy matters is the Ministry of Energy, which is responsible for proposing and driving public policies for energy matters, strengthening coordination and expediting a comprehensive look at the sector. It was born on February 1, 2010 as an autonomous agency, after years of being part of the Ministry of Mines.

Answering to the Ministry of Energy are the regulatory agency of the power sector (the National Energy Commission) and the auditing agency (Superintendency of Electricity and Fuels). The Ministry also has the Chilean Nuclear Energy Commission (CChEN), with the Energy Efficiency Agency and the National Center for Innovation and Promotion of Sustainable Energy (CIFES), which replaced the Renewable Energy Center (CER) in November, 2014.

The CNE, which has the authority to propose regulated tariffs (node prices) and to approve plans for the construction of new generating units. Besides, the SEF, supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas.

Furthermore, the law considers a Panel of Experts, made up of experts whose main function is to resolve any discrepancies occurring with regard to matters stipulated in the Electricity Law and in the application of other laws involving energy matters, by means of binding decrees.

From a physical viewpoint, the Chilean electrical sector is divided into three electrical grids: the Sistema Electrico Nacional (“SEN”), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SEN was created in November 2017 with the interconnection of the Sistema Interconectado Central (“SIC”) and Sistema Interconectado del Norte Grande (“SING”). Until the interconnection, the SIC constituted the main electrical grid of Chile, which extended longitudinally 2,400 km and connected the country from Taltal in the north to Quellón, on the island of Chiloé in the south. Besides, the SING covered the northern part of the country, from Arica down to Coloso a length of some 700 km.

The Chilean power industry has basically three activities – Generation, Transmission and Distribution. Power facilities associated with these three activities are obligated to operate in an interconnected, coordinated manner, with the main purpose of provding the market with electrical energy at minimum cost and within the standards of service quality and safety required by the electricity regulations.

As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the Electricity Law, which requires free access to networks and regulates rates.

Two products (Energy and Power) and sundry services are provided in the electricity market. In particular, the National Electricity Coordinator is in charge of making the balances, determining the respective transfers between generating companies and calculating the marginal hourly cost, at which price the energy transfers are valued. For its part, the CNE determines the Power prices.

Consumers are classified according to the size of their demand into regulated or unregulated customers. Regulated customers are those that have a connected capacity of less than 5,000 kW. Without detriment to the above, customers with a connected power of between 500 kW and 5,000 kW may opt for a regulated or unregulated rates system.

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

Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The Chilean Electricity Law establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

1.1.	Generation segment

Generation companies must comply with the operation plan of the CISEN. However, each generation company is free to decide whether to sell its energy and capacity to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generation company may have the following types of customers:

(i)

Unregulated customers: Are customers mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

(ii)

Distribution companies that supply power to regulated customers: distinguishing supply from its regulated and free customers. For the supply of their regulated customers, the distribution companies buy energy from the generating companies through Participation in public tenders regulated by the CNE for the supply to their free customers through bilateral contracts.

(iii)

Generation Companies in Spot market: This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed according to current regulations by the CISEN, to determine the sufficiency capacity of each power plant, a value that depends mainly on the availability both of the facilities as such, and of the generation resource according to the technology.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (“NCRE”). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of energy supplied will be generated by NCRE. It does not change the previous law’s plan for supplying energy under agreements in effect in July 2013.

1.2.	Transmission segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System, Dedicated Transmission System and International Interconnection Systems.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National Transmission System and Zonal Transmission System is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems corresponds to a regulated and centralized process, where the CISEN annually issues an expansion plan, which must be approved by the CNE.

The expansions of both systems are carried out through open tenders, distinguishing between new projects and expansion of existing facilities projects. For new projects open tenders are considered, being the successful bidder the owner of the facilities. In the case of expansion of existing facilities, the owner of the original facilities is also the owner of its extension and has the obligation to tender its construction.

The bids correspond to the value resulting from the tender, which constitutes the income for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

1.3.	Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kW.

Distribution companies operate under a public service concession regime, having the obligation to provide service to clients submitted to regulated tariffs (clients with a connected capacity inferior to 5,000 kW, except for clients between 500 and 5,000kW-connected capacity who exercise their option to opt for an unregulated tariff). It should be noted, that clients with an unregulated tariff could negotiate their supply with any supplier (distribution or generation company) by paying a regulated usage charge for the use of the distribution network.

Regarding price regulation, the Chilean Electricity Law establishes that the distribution companies must permanently have available energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out a short-term tenders. In addition, a reimbursement mechanism exists allowing supply without contract.

The tariffs setting for this sement are set every four years on the basis of costs studies in order to determine the ditribution value added (VAD). VAD determination is based on an enterprise outline efficient model and concept of typical area.

Certainly, for the process of determining VAD, the CNE classifies companies with similar distribution costs by groups named "typical areas". For each typical area both, the CNE and the distribution companies, commission studies to independent consultants to determine the associated costs with an efficient model company considering fixed costs, average energy and power losses and standard investment, maintenance and operating costs associated with the distribution. The calculation of the annual investment costs considers the New Replacement Value (NRV) of the facilities adapted to the demand, their useful life and an update rate equal to a real annual 10%.

The VAD is obtained by weighting the results of the commissioned studies by the CNE and the companies with a ratio of 2:3 and 1:3, respectively. Based on this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years a review of Services Associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a robust model, which already had nine cycles of tariff settings since the privatization of the sector.

2)	Regulatory Developments in 2017

2017 CNE Regulatory Plan

On January 13, 2017, through Exempted Resolution No. 23 and pursuant Article 72-19 of the Chilean Electricity Law, the CNE published its Annual Work Plan aiming to draft and develop technical regulations for year 2017. The plan considers amendments to the Safety and Quality Service Technical Standard, new Technical Appendices and Technical Standards applicable to energy generation, distribution and transmission facilities.

Regulatory develpments in 2017

In 2017, several regulations associated with Transmission Law No. 20,936 were published, among  others: (i) Regulation on Long-Term Energy Planning; (ii) Regulation setting the requirements and the procedure applicable to requests of international exchange of electric services; (iii) Regulation for determination of preliminary bands for new works in the transmission systems; (iv) Regulation for determination and payment of compensations for interruption of energy supply; and (v) Regulation on establishing Technical Standards ruling technical requirements on safety, coordination, quality, information and economics about electric sector operators. Furthermore, in December the Supplementary Services Regulations were submitted to the General Comptrollership of the Republic and they are expected to be published in early 2018.

Also, the regulations for the Transmission Law were published via Exempt Resolution No. 659: Technical provisions for implementing Article 8 of Law 20,870, which regulates payment of tax on emissions of the Steam-electric power plants as specified in the Tax Reform. During 2017, the company recorded an amount of ThCh $ 17,343,465 for thermal emission tax which is classified in Raw materials and consumables in the Consolidated Statements of Comprehensive Income.

3)	Energy Tenders

Tenders

Under the new law for energy tenders, three bidding processes have been carried out: Supply Bidding No. 2015/01,  Supply Bidding No. 2015/02 and Supply Bidding No. 2017/01.

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1.2 TWh (100%) per year at a weighted average price of US$79.3 per MWh.

Supply Bidding No. 2015/01 was launched in May 2015 and finalized in July 2016. The final outcome of the process resulted for a total of 12.4 TWh/year (100%) to 84 companies at a weighted average price of US$47.6 per MWh, with new players being incorporated into the market.

The main award of Supply Bidding No. 2015/01 was Enel Generación Chile with 5.918 TWh per year, which represents a 47.6% of the total energy awarded.

Supply Bidding No. 2017/01 was launched in January 2017 and finalized in November 2017. The final outcome of the process resulted in five blocks awared for a total of 2.2 TWh/year (100%) to 5 companies at a weighted average price of US$32.5 per MWh.

As in the previous process, the main successful bidder was Enel Generación Chile, which was awarded supply contracts of 1.2 TWh/year, representing 54% of the total awarded.

5.  NON-CURRENT ASSETS OR GROUPS OF ASSETS FOR DISPOSAL CLASSIFIED AS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS

5.1 Centrales Hidroeléctricas de Aysén S.A.

Enel Generación Chile has a 51% interest in Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”), whose corporate purpose was to develop, finance, own and exploit a Hydroelectric Project in Region XI Aysén, Chile.

On November 17, 2017, the Board of Directors of Hidroaysén agreed to cease the company’s activities and terminate the Hidroaysén’s electrical project. The decision was made because the forecasted value of the investment in generation and transmission for the electrical project, its related costs and the long-term market prospects indicated that the project was not economically feasible in every possible valuation scenario. Also, the significance amount of the investment and its related risks, both legal and administrative, would add a second uncertainty factor that definitively precluded continuing with the project.

On December 7, 2017, an Extraordinary Shareholders’ Meeting was held and it agreed to the early winding up of the company and how the process of liquidating the company’s assets would be carried out. The liquidation process considers distributing assets to the shareholders and it is anticipated to be completed in the first half of 2018.

On December 31, 2017, as a result of the above, the investment held by Enel Generación Chile in Hidroaysén comply with the criteria to be classified as a non-current asset held for distribution to owners, therefore, as described in note 3.j), it has been recognized at the lower of its carrying amount and fair value less costs to sell. The following table shows the carrying amount of the investment:

Equity of Centrales Hidroeléctricas de Aysén S.A.	Ownership	Carrying Amount of Centrales Hidroeléctricas de Aysén S.A.
ThCh$	%	ThCh$
8,245,555	51.00%	4,205,232

It is important to stress that, at 2014 year-end, Enel Generación Chile recorded a provision for the impairment of its interest in Hidroaysén of ThCh$69,066,857 (See note 12.1.c).

Aditional financial information about Hidroaysén:

Centrales Hidroeléctricas de Aysén S.A.	12/31/2017 ThCh$
Total Current Assets	355,835
Cash and cash equivalents	355,446
Total Non Current Assets	8,030,172
Land	8,030,172
Total Current Liabilities	139,182
Other fixed operating expenses	(8,144,855)
Intererest income	24,829
Profit (loss)	(8,193,671)

5.2	Sale of Electrogas S.A. - Non-current assets and disposal groups held for sale

On December 16, 2016, Enel Generación Chile signed a share purchase agreement with Aerio Chile SpA (hereinafter “Aerio Chile”), which is indirectly wholly-owned subsidiary of Redes Energeticas Nacionais, S.G.P.S. S.A. (“REN”). In accordance with the agreement Enel Generación Chile agreed to sell its entire ownership interest in Electrogas S.A., representing 42.5% of the issued capital of that company. The agreed price was US$180 million, which would be paid on the transaction closing date.

The sale of this investment to Aerio Chile was subject to satisfaction of customary conditions precedent for this type of transactions, which includes, among others, the non-exercise by the other shareholders of Electrogas S.A. of the preferential acquisition rights, which they were entitled to in accordance with the terms and conditions established in the shareholders agreement.

At the end of the fiscal year 2016, the investment made by Enel Generación Chile in Electrogas was ThCh$12,993,008 and following the criteria described in note 3.j), was classified as a non-current asset available for sale.

The closing of the transaction and transfer of the investment occurred in February 7, 2017. The cash consideration received was ThCh$115,582,806 and was recognized a gain on sale before taxes of ThCh$105,311,912 (see Notes 6.c and 29, respectively).

Electrogas S.A.’s corporate purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities.

5.3	Corporate reorganization
I.	General background

On April 28, 2015, the Company informed the SVS through a significant event notice, that the Board of Directors of its direct parent at that time, Enersis S.A. (currently named Enel Américas S.A.), communicated that it had decided to initiate an analysis of a corporate reorganization aimed at the separation of the activities of power generation and distribution in Chile from other activities conducted outside of Chile by Enersis S.A. (currently named Enel Américas S.A.) and its subsidiaries Empresa Nacional de Electricidad S.A. (the Company, currently named Enel Generación Chile S.A.) and Chilectra S.A. (currently named Enel Distribución Chile S.A.), while maintaining its inclusion in the Enel S.p.A. group.

In the same significant event notice, the Board of Directors of the Company reported that it had agreed to initiate studies to analyze a possible corporate reorganization consisting of the spin-off of its businesses in Chile from those outside of Chile, and the subsequent merger of the latter into a single company. Furthermore, it indicated that the objective of this reorganization was to create value for all of its shareholders, as none of these operations require the contribution of additional resources from shareholders. The possible corporate reorganization would take into account the best interests as well as all shareholders’ interests, with special attention paid to minority interests, and if it were approved, it would be subject to approval at an Extraordinary Shareholders’ Meeting..

This corporate reorganization consisted of two steps:

-

Each of Enersis S.A. (currently Enel Américas S.A.) and its subsidiaries Endesa Chile and Chilectra S.A. would effect a spin-off, resulting in separation (the “Spin-off”) of the businesses in Chile and outside of Chile.

-

Once the previously mentioned spin-off transactions were completed, Enersis S.A. (currently named Enel Américas S.A.) would absorb by merger the newly created companies, Endesa Américas S.A. and Chilectra Américas S.A., to which the businesses outside of Chile would be allocated, and would dissolve them without liquidation.

On December 18, 2015, the Extraordinary Shareholders' Meeting of the Company approved the demerger, subject to the conditions precedent consistent in approving the demergers of Enersis S.A. (currently Enel Américas S.A.) and Chilectra S.A. (currently Enel Distribución Chile S.A.) by their respective Extraordinary Shareholders’ Meetings, in addition to the relevant legal procedures and related matters. Also, it was agreed that the demerger would take effect from the first calendar day of the month following that in which a deed of compliance with conditions of the demerger is granted.

On March 1, 2016, having satisfied all conditions precedent, the demerger of the Company became effective and the new entity Endesa Américas S.A. began to exist, to which were allocated the shareholdings and other associated assets and liabilities of the businesses outside of Chile . Consequently, the corresponding capital decrease of the Company and other amendments to its by-laws were verified (see Note 23). On the same date, all of Enersis S.A. ownership interest in the Company were transferred to Enersis Chile S.A. (currently named Enel Chile S.A.) the new entity created from the demerger of Enersis S.A. (currently named Enel Américas S.A.) to which were allocated the generation and distribution businesses in Chile.

II.	Accounting aspects

As of December 31, 2015, upon compliance with the criteria in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the following financial accounting treatment was applied:

i)	Assets and liabilities

All assets and liabilities related to the generation and distribution business outside of Chile (including Enel Brasil, and distribution subsidiaries) were classified as “non-current assets and disposal groups held for sale or distribution to owners” or “liabilities associated with non-current assets and disposal groups held for sale or distribution to owners”, as appropriate, according to the accounting policy indicated in Note 3.j.

As of March 1, 2016 (the date when demerger of the Company became effective) and December 31, 2015, the main groups of assets and liabilities classified as held for distribution to owners, which relate to the Group’s operations outside of Chile, were as follows:

	Classified as held for distribution to owners	Classified as held for distribution to owners
	Balance as of 03-01-2016	Balance as of 12-31-2015
	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	211,252,436	112,313,130
Other current financial assets	4,026,343	5,641,903
Other current non-financial assets	11,065,826	14,336,049
Trade and other current receivables, net	211,703,393	199,139,964
Current accounts receivable from related parties	54,507,295	37,639,756
Inventories	22,562,325	25,926,892
Current income tax receivables	1,180,380	50,966
TOTAL CURRENT ASSETS	516,297,998	395,048,660
NON-CURRENT ASSETS
Other non-current financial assets	577,719	625,981
Other non-current non-financial assets	2,764,888	3,239,510
Trade and other non-current receivables, net	220,651,649	230,824,700
Investments accounted for using the equity method	441,310,088	446,338,964
Intangible assets other than goodwill, net	29,219,975	31,083,689
Goodwill	94,270,450	100,700,656
Property, plant and equipment, net	2,481,383,742	2,663,590,814
Deferred income tax assets	16,403,221	18,253,056
TOTAL NON-CURRENT ASSETS	3,286,581,732	3,494,657,370
TOTAL ASSETS	3,802,879,730	3,889,706,030
LIABILITIES
CURRENT LIABILITIES
Other current financial liabilities	198,963,253	221,018,241
Trade and other current payables	238,547,183	259,664,724
Current accounts payable to related parties	55,541,485	48,124,723
Current provisions	67,049,521	78,935,605
Current income tax liabilities	69,623,615	65,310,111
Other current non-financial liabilities	1,797,957	1,951,294
TOTAL CURRENT LIABILITIES	631,523,014	675,004,698
NON-CURRENT LIABILITIES
Other non-current financial liabilities	908,367,472	896,924,119
Other non-current payables	37,652,705	39,373,175
Non-current provisions, other than for employee benefits	33,922,531	36,473,503
Deferred income tax liabilities	158,913,576	163,761,907
Non-current provisions for employee benefits	19,308,134	21,548,342
Other non-current non-financial liabilities	17,547,661	18,698,412
TOTAL NON-CURRENT LIABILITIES	1,175,712,079	1,176,779,458
TOTAL LIABILITIES	1,807,235,093	1,851,784,156

ii)	Profit and loss

All income and expenses related to generation and distribution business located outside of Chile (Enel Brasil, distribution subsidiaries), subject to distribution to owners, represent discontinued operations and are presented in the “Income after tax from discontinued operations” line within the consolidated statement of comprehensive income.

The following table sets forth the breakdown by nature of the line item “Income from discontinued operations, net of taxes” for the two months ended February 29, 2016 and years ended December 31, 2015:

STATEMENTS OF COMPREHENSIVE INCOME	Discontinued operations
	For 2 months ended	For the year ended
	2-29-2016	12-31-2015
	ThCh$	ThCh$
Revenues	229,074,809	1,238,466,148
Other operating income	6,648,363	64,649,040
Revenues and Other Operating Income	235,723,172	1,303,115,188
Raw materials and consumables used	(95,953,531)	(481,747,189)
Contribution Margin	139,769,641	821,367,999
Other work performed by the entity and capitalized	1,187,538	11,937,667
Employee benefits expense	(11,608,563)	(85,228,546)
Depreciation and amortization expense	-	(108,405,664)
Impairment losses	(906,638)	(4,813,372)
Other expenses	(16,295,714)	(73,277,014)
Operating Income	112,146,264	561,581,070
Other gains, net	41,806	(508,842)
Financial income	2,779,987	59,300,320
Financial costs	(21,056,624)	(87,794,374)
Share of profit and losses of investments accounted for using the equity method	6,375,719	38,679,661
Foreign currency exchange gains (losses), net	25,485,086	96,180,972
Profit before income taxes	125,772,238	667,438,807
Income tax expense	(46,199,793)	(256,249,256)
NET PROFIT for the year from discontinued operations	79,572,445	411,189,551
Income from discontinued operations Attributable to
Shareholders of the parent	39,759,035	180,546,069
Non-controlling interests	39,813,410	230,643,482
TOTAL COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS	79,572,445	411,189,551

Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes
Losses from defined benefit plans, net	-	247,120
Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Foreign currency translation losses, net	(135,953,119)	(245,784,132)
Gains (losses) from available-for-sale financial assets, net	-	(441,549)
Net losses from cash flow hedges and reclassification adjustments on cash flow hedges, net of tax	(1,697,346)	(10,204,780)
Share of other comprehensive income from investments accounted for using the equity method	(213,919)	(1,897,437)
Total other comprehensive loss, before income taxes	(137,864,384)	(258,080,778)

Comprehensive (loss) income attributable to
Shareholders of the parent	(33,070,495)	9,868,045
Non-controlling interests	(25,221,444)	143,240,728
TOTAL COMPREHENSIVE INCOME	(58,291,939)	153,108,773

iii)	Accumulated other comprehensive loss in equity

The accumulated other comprehensive loss amounts in equity reserves associated with assets and liabilities held for distribution to owners is as follows:

	Balance as of
Reserves for	´03-01-2016	12-31-2015
	ThCh$	ThCh$
Exchange differences in foreign currency translation	(263,741,101)	(192,080,845)
Cash flow hedges	(8,696,789)	(8,022,483)
Gains and losses on remeasuring available-for-sale financial assets	(118,662)	(118,662)
Other miscellaneous reserves	(2,561,252)	(1,967,052)
Total	(275,117,804)	(202,189,042)

As a result of the classification of the generation and distribution activities located outside of Chile as discontinued operations, these business lines are not disclosed in Note 32 “Information by Segment”.

iv) Cash flows

The following table sets forth the net cash flows from operating, investing and financing activities attributable to discontinued operations for the two month period ended February 29, 2016 and the year ended December 31, 2015:

	Discontinued operations
Summary of the net cash flows	For 2 months ended	For the year ended
	´02-29-2016	12-31-2015
	ThCh$	ThCh$
Net cash provided by operating activities	69,011,031	473,002,615
Net cash used in investing activities	(25,947,761)	(233,343,855)
Net cash provided by (used in) financing activities	80,160,648	(430,690,847)
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	123,223,918	(191,032,087)
Effect of exchange rate changes on cash and cash equivalents	(24,284,612)	4,902,987
Net increase in cash and cash equivalents	98,939,306	(186,129,100)
Cash and cash equivalents at the beginning of the year	112,313,130	298,442,230
Cash and cash equivalents at the end of the year	211,252,436	112,313,130

III.	Other information

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

6.CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2017 and 2016, is a follows:

	Balance as of
Cash and cash equivalents	12-31-2017	12-31-2016
	ThCh$	ThCh$
Cash balances	37,174	31,293
Bank balances	29,018,083	24,787,424
Time deposits	5,963,417	17,325,478
Other fixed-income instruments	176,008,467	72,342,284
Total	211,027,141	114,486,479

Time deposits included in cash and cash equivalents represent interest-bearing time deposits with original maturity of less or equal to 90 days. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days. There is no significant available cash held by the Group that is restricted.

b)	The detail of cash and cash equivalents by currency is as follows:

	Balance as of
Currency	12-31-2017	12-31-2016
	ThCh$	ThCh$
Chilean peso	190,978,864	105,038,095
Argentine peso	6,263,344	4,807,406
U.S. dollar	13,784,933	4,640,978
Total	211,027,141	114,486,479

c)	The following table presents the proceeds received from the sale of ownership interest in the associate Electrogas S.A.:

Loss of significant influence in Associate	12-31-2017
M$
Amounts received for the sale of Electrogas S.A. (*)	115,582,806
Total	115,582,806
(*)	See Note 5.2
d)	Reconciliation of liabilities arising from financing activities:

Liabilities arising from financing activities	Balance as of 01-01-2017	Financing Cash Flows				Non-Cash Changes				Bala nce as of 12-31-2017
		From	Used	Interest paid	Total	Changes in fair value	Foreign exchange differences	Financial costs	Other changes
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	4,172	-	(4,156)	(169)	(4,325)	-	-	262	-	109
Unsecured obligations	802,306,161	-	(5,530,327)	(43,514,578)	(49,044,905)	-	(33,226,098)	43,544,427	-	763,579,585
Finance leases	17,749,647	-	(1,781,064)	(811,172)	(2,592,236)	-	(1,359,668)	811,171	-	14,608,914
Financial derivatives for hedging	23,640,893	-	-	(3,543,399)	(3,543,399)	(25,059,561)	(23,488,915)	3,473,938	(4,501,598)	(29,478,642)
Loans to related parties	39,211	31,680,253	(31,680,253)	(805,551)	(805,551)	-	-	767,325	-	985
Other obligations	-	-	-	(1,305,388)	(1,305,388)	-	-	1,305,388	-	-
Total	843,740,084	31,680,253	(38,995,800)	(49,980,257)	(57,295,804)	(25,059,561)	(58,074,681)	49,902,511	(4,501,598)	748,710,951

7.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2017 and 2016 is as follows:

	Balance as of
Other Financial Assets	12-31-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial investments - quoted equity securities	-	6353	-	407
Available-for-sale financial investments – non- quoted equity securities or with limited liquidity	-	2,595,342	-	2,616,240
Hedging derivatives (*)	20,038,433	30,789,703	121,443	25,533,188
Non- hedging derivatives	402,716	-	-	-
Financial assets held-to-maturity	82,127	-	365,663	652733
Total	20,523,276	33,391,398	487,106	28,802,568
(*)	See Note 19..2.a.
8.	TRADE AND OTHER RECEIVABLES
a)	The detail of trade and other receivables as of December 31, 2017 and 2016 is as follows:

	Balance as of
Trade and Other Receivables, Gross	12-31-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	219,436,824	1,032,923	261,754,397	6,788,437
Trade receivables, gross	195,570,350	62,563	214,479,114	5,751,510
Other receivables, gross	23,866,474	970,360	47,275,283	1,036,927

	Balance as of
Trade and Other Receivables, Net	12-31-2017		12-31-2016
	Current	Current	Current	Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	218,178,007	1,032,923	260,440,086	6,788,437
Trade and other receivables, net	194,311,533	62,563	213,164,803	5,751,510
Other receivables, net	23,866,474	970,360	47,275,283	1,036,927

The balances in this account do not generally accrue interest.

The Group did not have any customers for which it had sales representing 10% or more of the Group’s total consolidated revenues for the years ended December 31, 2017, 2016 and 2015.

Refer to Note 9.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	As of December 31, 2017 and 2016 the balance of unimpaired past due trade receivables is as follows:

	Balance as of
Trade Receivables Past Due But Not Impaired	12-31-2017	12-31-2016
	ThCh$	ThCh$
Less than three months	3,670,172	4,709,261
Between three and six months	386,333	6,014,819
Between six and twelve months	1,121,940	13,747,986
Total	5,178,445	24,472,066

The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and Non-current
Trade Receivables Past Due and Impaired	ThCh$
Balance as of January 1, 2016	1,549,192
Amounts written off	(215,826)
Foreign currency translation differences	(19,055)
Balance as of December 31, 2016	1,314,311
Increases (decreases) for the year	(55,494)
Balance as of December 31, 2017	1,258,817

Write-offs of bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country.

c)	Additional information:
-	Additional statistical information required under Official Bulletin 715 of the CMF of February 3, 2012, XBRL Taxonomy: see Appendix 6.
-	Complementary information on trade receivables: see Appendix 6.1.
9.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

9.1	Balances and transactions with related parties

The balances of accounts receivable and payables between the Company and its non-consolidated related parties are as follows:

a)	Receivables from related parties:

Receivables from related parties							Balance as of
							12-31-2017	12-31-2016	12-31-2015
Taxpayer ID	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	Current
No.							ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	42,378,091	35,228,094	44,709,413
96.800.570-7	Enel Distribución Chile S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	10,673	-	-
96.800.570-7	Enel Distribución Chile S.A.	Dividends	Less than 90 days	Common control	CH$	Chile	-	26	-
96.800.570-7	Enel Distribución Chile S.A.	Other services	Less than 90 days	Common control	CH$	Chile	94,981	15,840	501,764
Foreign	Enel Generación Piura S.A.	Other services	Less than 90 days	Common control	CH$	Peru	165,875	346,061	-
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Energy sales	Less than 90 days	Common control	CH$	Chile	-	22	3,009
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Tolls	Less than 90 days	Common control	CH$	Chile	33	22,944	-
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	111	-	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	CH$	Chile	54,949	152,290	-
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	CH$	Chile	188,902	251,977	265,162
Foreign	Generalima S.A.	Other services	Less than 90 days	Common control	CH$	Peru	-	341,948	-
76.418.940-K	GNL Chile S.A.	Anticipated gas purchase	Less than 90 days	Associate	US$	Chile	18,793,098	16,780,275	15,570,315
76.418.940-K	GNL Chile S.A.	Loans	Less than 90 days	Associate	US$	Chile	-	-	1,498,339
76.788.080-4	GNL Quintero S.A.	Energy sales	Less than 90 days	Associate	CH$	Chile	-	-	571,118
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	-	60,740	18,277
96.800.460-3	Luz Andes Ltda.	Energy sales	Less than 90 days	Common control	CH$	Chile	-	2	2
96.800.460-3	Luz Andes Ltda.	Tolls	Less than 90 days	Common control	CH$	Chile	9	4,917	460
96.806.130-5	Electrogas S.A.	Dividends	Less than 90 days	Associate	CH$	Chile	-	-	1,849,765
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	1,031,122	129,755	86,713
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Other services	Less than 90 days	Common control	CH$	Chile	-	198	198
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	-	64	64
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	CH$	Brazil	2,068,594	2,097,313	-
Foreign	PH Chucas S.A.	Other services	Less than 90 days	Common control	CH$	Costa Rica	432,233	1,614,168	1,188,564
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common control	CH$	Spain	-	587,224	1,858,366
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	UF	Spain	36,067	36,067	-
Foreign	Endesa Energía S.A.	Other services	Less than 90 days	Common control	CH$	Spain	-	-	232,867
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	16,994	142,926	59,786
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	-	8	-
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Other services	Less than 90 days	Common control	CH$	Chile	21075	-	-
Foreign	Endesa España S.A.	Other services	Less than 90 days	Common control	CH$	Spain	13,077	13,077	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	41,487	243,946	215,977
76.179.024-2	Parque Eólico Tal Tal S.A.	Other services	Less than 90 days	Common control	CH$	Chile	23,182	-	-
76.321.458-3	Almeyda Solar S.p.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	50,594	98,353	91,443
76.321.458-3	Almeyda Solar S.p.A.	Other services	Less than 90 days	Common control	CH$	Chile	8,430	-	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	75,956	81,377	125,727
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Other services	Less than 90 days	Common control	CH$	Chile	21,075	-	-
Foreign	Compania Energetica Veracruz S.A.C.	Other services	Less than 90 days	Common control	CH$	Peru	758,841	639,233	-
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	CH$	Italy	8,144	8,144	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	CH$	Italy	125,960	125,960	-
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	CH$	Italy	20,751,713	22,321,017	20,397
Extranjera	Enel Trade S.p.A	Gas Sales	Less than 90 days	Common control	US$	Italy	21,484,590	-	-
Extranjera	Enel Trade S.p.A	Other services	Less than 90 days	Common control	US$	Italy	8,511	-	-
Foreign	Emgesa S.A.	Other services	Less than 90 days	Common control	CH$	Colombia	13,746	29,989	-
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	CH$	Peru	-	1,328,268	-
76.412.562-2	Enel Green Power del Sur S.p.A	Energy sales	Less than 90 days	Common control	CH$	Chile	28,835	25,558	-
76.412.562-2	Enel Green Power del Sur S.p.A	Other services	Less than 90 days	Common control	CH$	Chile	131,594	-	-
96.920.110-0	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	162,594	-	-
Extranjera	Enel Green Power Colombia SAS	Other services	Less than 90 days	Common control	US$	Colombia	46,557	-	-
Extranjera	Chinango S.A.C.	Other services	Less than 90 days	Common control	US$	Perú	17,410	-	-
Extranjera	Enel Green Power Brasil	Other services	Less than 90 days	Common control	US$	Brazil	47,124	-	-
Extranjera	Enel Green Power Mexico	Other services	Less than 90 days	Common control	US$	México	152,495	-	-
Extranjera	Enel Green Power Perú	Other services	Less than 90 days	Common control	US$	Perú	177,478	-	-
Extranjera	Enel Green Power Italia	Other services	Less than 90 days	Common control	CH$	Italy	262,694	-	-
96.971.330-6	Geotérmica del Norte	Energy sales	Less than 90 days	Common control	CH$	Chile	10,096	-	-
96.971.330-6	Geotérmica del Norte	Other services	Less than 90 days	Common control	US$	Chile	82,830	-	-
		Total					109,797,820	82,727,781	68,867,726

b)	Accounts payable to related parties:
Payables to related parties							Balance as of
							12-31-2017		12-31-2016
Taxpayer ID	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	Current	Non-Current	Current	Non-Current
No.							ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	AR$	Argentina	-	-	13,574	-
96.800.570-7	Enel Distribución Chile S.A.	Other services	Less than 90 days	Common control	CH$	Chile	50,929	-	124	-
96.800.570-7	Enel Distribución Chile S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	5,469,480	-	7,264,883	-
96.806.130-5	Electrogas S.A.	Other services	Less than 90 days	Associate	CH$	Chile	-	-	257,060	-
96.806.130-5	Electrogas S.A.	Tolls	Less than 90 days	Associate	CH$	Chile	-	-	74,388	-
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	CH$	Chile	762,725	-	1,670,592	-
76.536.353-5	Enel Chile S.A.	Dividends	Less than 90 days	Parent	CH$	Chile	75,296,956	-	85,032,236	-
76.536.353-5	Enel Chile S.A.	Mercantile current account	Less than 90 days	Parent	CH$	Chile	985	-	39,211	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	CH$	Chile	1,987	-	-	-
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	CP$	Chile	-	-	14,457	-
76.418.940-K	GNL Chile S.A.	Gas purchase	Less than 90 days	Associate	CH$	Chile	8,100,426	-	4,872,264	-
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	-	-	682,650	-
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	2,568,900	-	1,285,768	-
Foreign	Endesa Generación S.A.	Carbon purchase	Less than 90 days	Common control	CH$	Spain	-	-	486,180	-
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	CH$	Spain	236,925	-	379,731	-
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common control	CH$	Spain	-	-	-	-
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	CH$	Spain	97,601	-	183,607	-
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	CH$	Italy	6,768,023	318,518	-	-
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	CH$	Italy	3,271,180	-	-	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Other services	Less than 90 days	Joint Ventures	CH$	Chile	72,965	-	-	-
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Tolls	Less than 90 days	Joint Ventures	CH$	Chile	70,984	-	332,709	-
Foreign	Enel Ingegneria & Ricerca S.p.A	Other services	Less than 90 days	Common control	CH$	Italy	-	-	6,343,845	251,527
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	65,826	-	48,432	-
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	CH$	Brazil	77,680	-	85,864	-
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	2,105,036	-	2,171,862	-
76.321.458-3	Almeyda Solar S.p.A	Energy purchase	Less than 90 days	Common control	CH$	Chile	9,365	-	2,283	-
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	1,261,153	-	475	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Euro	Italy	128,811	-	79,990	-
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	CH$	Italy	4,184,469	-	1,103,206	-
Foreign	Enel Trade S.p.A	Other services	Less than 90 days	Common control	CH$	Italy	798,030	-	571,754	-
76.412.562-2	Enel Green Power del Sur S.p.A	Energy purchase	Less than 90 days	Common control	CH$	Chile	10,323,525	-	7,406,880	-
76.412.562-2	Enel Green Power del Sur S.p.A	Tolls	Less than 90 days	Common control	CH$	Chile	-	-	42,901	-
76.412.562-2	Enel Green Power del Sur S.p.A	Other services	Less than 90 days	Common control	CH$	Chile	-	-	87,448	-
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	Euro	Italy	-	-	483,665	-
76.722.488-5	Empresa de Transmisión Chena S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	43,457	-	-	-
76.722.488-5	Empresa de Transmisión Chena S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	174,766	-	-	-
76.250.019-1	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	80,231	-	-	-
Extranjera	Enel Green Power Italia	Other services	Less than 90 days	Common control	CH$	Italy	357,579	-	-	-
Extranjera	Enel Trading Argentina S.R.L.	Other services	Less than 90 days	Associate	AR$	Argentina	13,574	-	-	-
Extranjera	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	CH$	Italy	469,376	-	-	-
		Total					122,862,944	318,518	121,018,039	251,527

c)	Significant transactions and effects on income/expenses:

Transactions with related parties that are not consolidated and their effects on profit or loss are as follows: :

Transactions with effects on income/expenses					For the years ended
Taxpayer ID No.					12-31-2017	12-31-2016	12-31-2015
	Company	Relationship	Description of Transaction	Country	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Common control	Energy sales	Chile	374,922,466	374,962,639	337,882,270
96.800.570-7	Enel Distribución Chile S.A.	Common control	Tolls	Chile	4,884,387	4,995,271	2,279,074
96.800.570-7	Enel Distribución Chile S.A.	Common control	Services provided	Chile	1,592,105	12,453	-
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Common control	Electricity tolls	Chile	59,105	42,779	21,641
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Parent	Services provided	Chile	652	2,233	-
94.271.000-3	Enel Américas S.A.	Parent	Services provided	Chile	387,924	498,284	1,467,189
94.271.000-3	Enel Américas S.A.	Parent	Loans	Chile	-	(1,589,749)	(4,545,877)
94.271.000-3	Enel Américas S.A.	Parent	Services received	Chile	-	(979,655)	(6,283,408)
76.536.353-5	Enel Chile S.A. (*)	Parent	Services provided	Chile	-	1,134,766	-
76.536.353-5	Enel Chile S.A. (*)	Parent	Loans	Chile	(754,401)	(420,867)	-
76.536.353-5	Enel Chile S.A. (*)	Parent	Services received	Chile	(11,433,038)	(5,148,683)	-
Foreign	Empresa Distribuidora Sur S.A.	Common control	Services received	Argentina	-	(151,365)	(1,281,486)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Energy sales	Argentina	-	1,879	15,903
96.800.460-3	Luz Andes Ltda.	Common control	Electricity tolls	Chile	6,585	6,294	1,907
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy sales	Colombia	-	19,901,620	69,490,689
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy purchase	Colombia	-	(128,794)	(838,185)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services provided	Colombia	-	15,714	97,342
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services received	Colombia	3,844	(17,587)	(142,605)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Loans	Colombia	-	11,355	(12,947)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Electricity tolls	Colombia	-	(3,864,016)	(24,597,268)
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Services received	Argentina	-	(56,368)	(525,165)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Energy sales	Peru	-	16,304,643	71,454,196
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Electricity tolls	Peru	-	(102,171)	(523,969)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services provided	Peru	-	4,889,644	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services received	Peru	-	-	16,442,636
Foreign	Endesa Latinoamericana S.A.	Common control	Services received	Spain	-	(12,388)	(1,747)
Foreign	Enel Brasil S.A.	Associate	Services provided	Brazil	-	2,044,935	(89,075)
Foreign	Endesa Generación S.A.	Common control	Fuel consumption	Spain	-	(66,297,066)	-
Foreign	Endesa Generación S.A.	Common control	Commodity derivatives	Spain	-	-	(15,030,911)
Foreign	Endesa Generación S.A.	Common control	Services received	Spain	-	-	(2,144,063)
Foreign	Endesa Generación S.A.	Common control	Services provided	Spain	-	-	(23,329)
Foreign	Enel Generación Piura S.A.	Common control	Energy sales	Peru	-	34,935	320,120
Foreign	Enel Generación Piura S.A.	Common control	Energy purchase	Peru	-	(308,224)	(2,337,992)
Foreign	Enel Generación Piura S.A.	Common control	Services provided	Peru	98,421	222,826	608,437
Foreign	Enel Generación Piura S.A.	Common control	Services received	Peru	-	-	(192)
Foreign	Enel Generación Piura S.A.	Common control	Loans	Peru	(135)	(520)	(27,502)
Extranjera	Enel Perú S.A.C.	Common control	Services received	Peru	(181)	-	-
Foreign	Generalima S.A.	Common control	Services provided	Peru	7,405	108,817	151,907
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Electricity tolls	Colombia	-	(194,805)	(1,076,426)
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Energy sales	Colombia	-	1,161,383	4,239,620
76.788.080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	-	2,356,971	3,260,734
76.788.080-4	GNL Quintero S.A.	Associate	Services received	Chile	-	(37,162)	-
76.788.080-4	GNL Quintero S.A.	Associate	Services provided	Chile	-	960,390	650,390
76.788.080-4	GNL Quintero S.A.	Associate	Electricity tolls	Chile	-	(71,599)	151,088
Foreign	Compañía de Transmisión del Mercosur S.A.	Common control	Electricity tolls	Argentina	-	(95,813)	(811,173)
76.418.940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(194,163,392)	(116,391,269)	(123,964,573)
76.418.940-K	GNL Chile S.A.	Associate	Loans	Chile	-	(436)	81,749
76.418.940-K	GNL Chile S.A.	Associate	Gas transportation	Chile	-	(49,418,058)	(52,195,582)
76.418.940-K	GNL Chile S.A.	Associate	Services provided	Chile	85,274	82,762	54,377
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Common control	Services received	Chile	(490,193)	(925,095)	(826,358)

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

The Board of Directors as of December 31, 2017, except for Mr. Fabrizio Barderi, was elected at the Ordinary Shareholders’ Meeting held on April 27, 2016. The current Chairman and Secretary of the Board of Directors were designated at a Board meeting held on April 28, 2016.

On August 28, 2017, Mr. Fabrizio Barderi was appointed as member of the Board of Directors, replacing Francesco Buresti who had resigned.

Members of the Board of Directors, are as follows:

- Mr. Giuseppe Conti (Chairman)

- Mr. Francesco Giorgianni

- Mr. Mauro Di Carlo

- Mr. Umberto Magrini

- Mr. Luca Noviello

- Mr. Fabrizio Barderi

- Mr. Enrique Cibié Bluth

- Mr. Jorge Atton Palma

- Mr. Julio Pellegrini Vial

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

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company. The methodology to determining the compensation, described below, was established at the 2017 Annual Shareholders Meeting of the Company.

The remuneration is detailed as follows:

a)	UF 174 as a fixed monthly fee, and
b)	UF 84 per diem for each Board meeting attended.

In accordance with the bylaws, the remuneration of the Chairman shall be double that of a Director, while that of the Vice-Chairman shall be 50% more than that of a Director.

If any Director of the Company is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates or holds the position of Director or advisor in other Chilean or foreign companies or legal entities in which the Company has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers the Company and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of Director in any of the Chilean or foreign subsidiaries or associates of the Company.

c)	Directors’ Committee

Each member of the Directors’ Committee receives monthly remuneration, a portion of which is for each session attended and a portion of which is a fixed monthly payment for every meeting. This remuneration is as follows:

a.	UF 58 monthly remuneration as a fixed payment for every meeting, and
b.	UF 28 for each session attended with an unlimited number of sessions.

The enactment of Law No. 20,382 on improved Corporate Governance resulted in the merger of the Directors’ Committee and the Audit Committee.

The following tables show details of the compensation paid to the members of the Board of Directors for the years ended December 31, 2017, 2016 and 2015:

For the year ended 12-31-2017
			Enel Generación Board	Board of	Directors’ Committee
Name	Position	Period in Position		Subsidiaries
			ThCh$	ThCh$	ThCh$
Giuseppe Conti (*)	Chairman	01-01-2017 to 12-31-2017	-	-	-
Francesco Giorgianni (*)	Director	01-01-2017 to 12-31-2017	-	-	-
Francesco Buresti (3) (*)	Director	01-01-2017 to 06-27-2017	-	-	-
Enrique Cibié Bluth	Director	01-01-2017 to 12-31-2017	95,729	-	32,648
Jorge Atton Palma	Director	01-01-2017 to 12-31-2017	95,729	-	32,648
Julio Pellegrini Vial	Director	01-01-2017 to 12-31-2017	95,729	-	32,648
Mauro Di Carlo (*)	Director	01-01-2017 to 12-31-2017	-	-	-
Umberto Magrini (*)	Director	01-01-2017 to 12-31-2017	-	-	-
Luca Noviello (*)	Director	01-01-2017 to 12-31-2017	-	-	-
Fabrizio Barderi (4) (*)	Director	08-28-2017 to 12-31-2017	-	-	-
Total			287,187	-	97,944

For the year ended 12-31-2016
			Enel Generación Board	Board of	Directors’
Name	Position	Period in Position		Subsidiaries	Committee
			ThCh$	ThCh$	ThCh$
Giuseppe Conti (1) (*)	Chairman	4-27-16 to 12-31-16	-	-	-
Enrico Viale (1) (*)	Chairman	1-1-16 to 4-27-16	-	-	-
Francesco Giorgianni (2) (*)	Vice-Chairman	4-27-16 to 12-31-16	-	-	-
Ignacio Mateo Montoya (2) (*)	Vice-Chairman	1-1-16 to 4-27-16	-	-	-
Francesco Buresti (*)	Director	1-1-16 to 12-31-16	-	-	-
Enrique Cibié Bluth	Director	1-1-16 to 12-31-16	98,102	-	29,796
Jorge Atton Palma	Director	1-1-16 to 12-31-16	98,102	-	29,796
Julio Pellegrini Vial (3)	Director	4-27-16 to 12-31-16	73,864	-	23,162
Mauro Di Carlo (3) (*)	Director	4-27-16 to 12-31-16	-	-	-
Umberto Magrini (3) (*)	Director	4-27-16 to 12-31-16	-	-	-
Luca Noviello (3) (*)	Director	4-27-16 to 12-31-16	-	-	-
Felipe Lamarca Claro (3)	Director	1-1-16 to 4-27-16	28,744	-	6,634
Isabel Marshall Lagarrigue (3)	Director	1-1-16 to 4-27-16	28,744	-	-
Vittorio Vagliasindi (3) (*)	Director	1-1-16 to 4-27-16	-	-	-
Francesca Gostinelli (3) (*)	Director	1-1-16 to 4-27-16	-	-	-
Total			327,556	-	89,388

		For the year ended 12-31-2015
Name	Position	Period in Position	Company Board	Board of Subsidiaries	Directors Committee
			ThCh$	ThCh$	ThCh$
Enrico Viale	Chairman	1-1-15 to 12-31-15	-	-	-
Ignacio Mateo Montoya	Vice Chairman	1-1-15 to 12-31-15	-	-	-
Francesco Buresti	Director	1-1-15 to 12-31-15	-	-	-
Felipe Lamarca Claro	Director	1-1-15 to 12-31-15	91,432	-	32,038
Enrique Cibié Bluth	Director	1-1-15 to 12-31-15	91,432	-	32,038
Susana Carey Claro	Director	1-1-15 to 4-27-15	18,065	-	7,336
Isabel Marshall Lagarrigue	Director	1-1-15 to 12-31-15	91,432	-	-
Vittorio Vagliasindi	Director	1-1-15 to 12-31-15	-	-	-
Alfredo Arahuetes García	Director	1-1-15 to 4-27-15	18,065	-	-
Jorge Atton Palma	Director	4-27-15 to 12-31-15	73,366	-	24,454
Francesca Gostinelli	Director	4-27-15 to 12-31-15	-	-	-
TOTAL			383,792	-	95,866

(1)	Mr. Giuseppe Conti became Chairman on April 27, 2016, replacing Mr. Enrico Viale.
(2)	Mr. Francesco Giorgianni became Vice-Chairman on April 27, 2016 replacing Ignacio Mateo Montoya.
(3)

Mr. Julio Pellegrini Vial, Mr. Mauro Di Carlo, Mr. Umberto Magrini and Mr. Luca Noviello became Directors on April 27, 2016, replacing Mr. Felipe Lamarca Claro, Ms. Isabel Marshall Lagarrigue, Mr. Vittorio Vagliasindi and Ms. Francesca Gostinelli.

(4)	Mr. Fabrizio Barderi was appointed as Director on August 28, 2017, replacing Mr. Francesco Buresti.
(5)

Mr. Julio Pellegrini Vial, Mr. Mauro Di Carlo, Mr. Umberto Magrini and Mr. Luca Noviello became Directors on April 27, 2016, replacing Mr. Felipe Lamarca Claro, Ms. Isabel Marshall Lagarrigue, Mr. Vittorio Vagliasindi and Ms. Francesca Gostinelli.

(*)

Mr. Giuseppe Conti, Mr. Enrico Viale, Mr. Francesco Giorgianni, Mr. Ignacio Mateo Montoya, Mr. Francesco Buresti, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, Mr. Vittorio Vagliasindi, Ms. Francesca Gostinelli and Mr. Fabrizio Barderi waived their fees and allowances due as the Company’s Directors.

d)	Guarantees established by the Company in favor of the Directors

During the years ended December 31, 2017 and 2016, no guarantees have been granted to the Directors.

9.3	Compensation for the Group’s executives
a)	Compensation received by key management personnel

Chilean	Company Executives
ID No.	Name	Position
24.789.926-K	Valter Moro	Chief Executive Officer
13.226.963-7	Juan Alejandro Candia Narvaez (1)	Planning and Control Officer
7.012.475-0	Raúl Arteaga Errazuriz	Chief Financial Officer
8.586.744-K	Luis Alberto Vergara Adamides	Human Resources Officer
7.776.718-5	Luis Ignacio Quiñones Sotomayor	General Counsel
11.629.179-7	Humberto Espejo Paluz	Marketing and Trading Officer
13.191.190-4	Claudio Helfmann Soto	Business Development Officer
11.565.097-1	Bernardo Canales Fuenzalida	Engineering and Construction Officer
25.467.930-5	Michele Siciliano (5)	Chilean Thermal Generation Officer
10.939.381-9	Claudio Ordenes Tirado (5)	Engineering and Thermal Construction Officer
8.803.928-9	Carlo Carvallo Artigas (5)	Chilean Hydroelectric Generation Officer

(1)	On April 1, 2017, Mr. Juan Alejandro Candia Narváez was appointed as Planning and Controlling Officer replacing Mr. Jorge Burlando Bonino.

b)	Incentive plans for key management personnel

The Group has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

The compensation of key management personnel for the years ended December 31, 2017, 2016 and 2015 is detailed as follows:

	For the years ended
Remuneration of the Key Management Personnel	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Cash compensation	2,057,900	1,865,334	1,581,984
Short-term benefits for employees	550,238	553,550	460,027
Other long-term benefits	321,692	252,533	695,840
TOTAL	2,929,830	2,671,417	2,737,851
c)	Guarantees established by the Company in favor of the Group’s executives

During the years ended December 31, 2017, 2016, no guarantees have been granted to the Group’s executives.

9.4	Compensation plans linked to share price

As of December 31, 2017 and 2016, there were no compensation plans linked to the share price.

10.	INVENTORIES

As of December 31, 2017 and 2016, this caption is composed of the following:

	Balance as of
Classes of Inventories	12-31-2017	12-31-2016
	ThCh$	ThCh$
Supplies for Production	16,879,260	12,377,179
Gas	2,301,172	2,159,901
Oil	2,593,805	2,556,438
Coal	11,984,283	7,660,840
Supplies for projects and spare parts	14,861,643	21,013,620
Total	31,740,903	33,390,799

As of December 31, 2017 and 2016, there were no inventories pledged as collateral to hedge any liability.

For the year ended December 31, 2017, the amount for raw materials and consumables recognized as fuel consumption for continuing operations was ThCh$ 280,739,362 (ThCh$ 295,148,838 and ThCh$ 327,502,996 for the years ended December 31, 2016 and 2015, respectively). See Note 25.

As of December 31, 2017 and 2016, “Other non-current non-financial assets” includes an amount of ThCh$12,853,459 and ThCh$5,118,917 respectively, ThCh$ 6,824,759 corresponding to spare parts and materials that will be used over a twelve-month period.

During the years ended December 31, 2017, 2016 and 2015, no inventories have been written down due to obsolesce or impairment.

11.	CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2017 and 2016 is as follows:

	Balance as of
Tax Receivables	12-31-2017	12-31-2016
	ThCh$	ThCh$
Monthly provisional tax payments	54,863,660	24,452,330
Tax credit for absorbed profits	10,177,809	9,839,979
Minimum presumed income	5,000	146,099
Other	118,239	-
Total	65,164,708	34,438,408

The detail of current tax payables as of December 31, 2017 and 2016 is as follows:

	Balance as of
Tax Payables	12-31-2017	12-31-2016
	ThCh$	ThCh$
Income tax	66,933,261	61,457,940
Total	66,933,261	61,457,940

12.INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

12.1	Investments accounted for using the equity method
a)	The following tables present the changes in investments accounted for with the equity method for the years ended December 31, 2017 and 2016:

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1-1-2017	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2017	Transferred to assets held for distribution to owners	Balance as of 12-31-2017
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	3,982,934	-	841,957	(743,734)	(297,841)	-	-	3,783,316	-	3,783,316
Centrales Hidroeléctricas de Aysén S.A. (*)	Joint venture	Chile	Chilean peso	51.00%	6,441,166	1,943,100	(4,179,034)	-	-	-	-	4,205,232	(4,205,232)	-
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.00%	8,222,763	-	595,996	-	-	-	-	8,818,759	-	8,818,759
Enel Argentina (formerly named Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.12%	91,335	-	44,177	-	(29,199)	(1,490)	323	105,146	-	105,146
				TOTAL	18,738,198	1,943,100	(2,696,904)	(743,734)	(327,040)	(1,490)	323	16,912,453	(4,205,232)	12,707,221

Changes in Investments in Associates	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1-1-2016	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2016	Transferred to assets held for distribution to owners	Balance as of 12-31-2016
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Electrogas S.A. (**)	Associate	Chile	U.S. dollar	42.50%	12,042,873	-	5,166,226	(3,979,095)	(844,372)	607,375	-	12,993,007	(12,993,007)	-
GNL Quinteros S.A. (***)	Associate	Chile	U.S. dollar	20.00%	17,137,023	-	2,750,075	(2,598,035)	(816,094)	(12,298,165)	(4,174,804)	-	-	-
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	2,662,029	-	1,491,025	-	(170,120)	-	-	3,982,934	-	3,982,934
Centrales Hidroeléctricas de Aysén S.A.	Joint venture	Chile	Chilean peso	51.00%	6,280,293	2,346,000	(2,185,127)	-	-	-	-	6,441,166	-	6,441,166
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.00%	7,594,153	-	628,610	-	-	-	-	8,222,763	-	8,222,763
Enel Argentina (formerly named Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.34%	-	235,090	23,610	-	(21,044)	(656)	(145,665)	91,335	-	91,335
Southern Cone Power Argentina S.A. (****)	Associate	Argentina	Argentine peso	2.00%	-	3,326	3,780	-	(1,080)	(63)	(5,963)	-	-	-
				TOTAL	45,716,371	2,584,416	7,878,199	(6,577,130)	(1,852,710)	(11,691,509)	(4,326,432)	31,731,205	(12,993,007)	18,738,198

(*) See Note 5.1.

(**) See Note 5.2

(***) See Note 12.1 b)

(****) In May 2016, Southern Cone Power Argentina S.A. was merged into Enel Argentina S.A., with the latter being the legal successor company.

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

GNL Quintero S.A. operates a storage and regasification of Liquefied Natural Gas (LNG) plant and its related land-based Terminal for loading and unloading LNG, including facilities and network necessary to deliver LNG, through a LNG truck loading facility and delivery point’s pipelines.

c)	Centrales Hidroeléctricas de Aysén S.A.

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (“RCA”) of the Centrales Hidroeléctricas de Aysén S.A. project, in which the Company participates by accepting some of the claims filed against this project. It is a public information that this decision was resorted before the Environmental Courts in Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. has been partially rejected in 2008.

The Company has expressed its intention to promote at Centrales Hidroeléctricas de Aysén S.A. the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of the Aysén region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recoverability of the investment made so far at Centrales Hidroeléctricas de Aysén S.A., since it depends both on judicial decisions and on definitions in the energy agenda which cannot be foreseen at present, consequently the investment is not included in the portfolio of the Company’s immediate projects. Consequently, at closing date of fiscal year 2014, the Company recognized an impairment of its participation in Centrales Hidroeléctricas de Aysén S.A. amounting to ThCh$ 69,066,857, which remains in effect as of December 31, 2017.

On December 7, 2017, an extraordinary shareholders’ meeting of this project was held, in which the early dissolution of the aforementioned was agreed to, as well the company liquidation process of assets. The liquidation process contemplates a distribution of assets to shareholders and expected to be completed during the first half of 2018.

In accordance with the above, the investment that Enel Generación Chile has in this project has been classified as non-current assets held for distribution to the owners (See Note 5.1).

12.2	Additional financial information on investments in associated companies

The following tables show financial information as of December 31, 2017 and 2016 from the financial statements of the investments in associates where the Group has significant influence:

	As of and for the year ended December 31, 2017
									Other
Investments with	Ownership	Current	Non-current	Current	Non-current				Comprehensive	Comprehensive
Significant Influence	Interest	Assets	Assets	Liabilities	Liabilities	Revenues	Expenses	Profit (Loss)	Income	Income
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	71,254,956	148,950	63,340,564	-	687,399,254	(684,873,130)	2,526,124	(24,472)	2,501,652

	As of and for the year ended December 31, 2016
									Other
Investments with	Ownership	Current	Non-current	Current	Non-current				Comprehensive	Comprehensive
Significant Influence	Interest	Assets	Assets	Liabilities	Liabilities	Revenues	Expenses	Profit (Loss)	Income	Income
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Quintero S.A.	20.00%	-	-	-	-	86,471,706	(72,752,059)	13,719,647	(65,571,292)	(51,851,645)
Electrogas S.A.	42.50%	9,318,456	40,746,438	5,683,680	13,809,430	24,126,070	(11,970,244)	12,155,826	(347,369)	11,808,457
GNL Chile S.A.	33.33%	90,283,944	117,703	78,452,153	-	615,229,994	(610,756,322)	4,473,522	(510,406)	3,963,116

None of our associates have published price quotations.

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

12.3	Additional financial information on investments in joint ventures

The following tables present information from the financial statements as of December 31, 2017 and 2016, on the main joint ventures:

	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
Investments in Joint Ventures	51.00%	51.00%	50.00%	50.00%
	12-31-2017 (*)	12-31-2016	12-31-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	-	863,962	7,793,702	6,366,378
Total non-current assets	-	15,159,321	12,036,201	12,034,576
Total current liabilities	-	3,324,706	440,426	245,025
Total non-current liabilities	-	68,081	1,751,963	1,710,406
Cash and cash equivalents	-	860,719	7,310,296	5,716,196

Revenues	-	-	2,813,493	2,774,316
Depreciation and amortization expense	-	-	(782,322)	(773,093)
Other fixed operating expenses	-	(4,363,197)	(525,471)	-
Interest income	-	42,046	-	134,995
Income tax expense	-	(7,070)	(313,709)	(225,008)
Profit (loss)	-	(4,284,195)	1,191,991	1,257,220
Comprehensive income (loss)	-	(4,284,195)	1,191,991	1,257,220

(*) See Note 5.1.

-	Restrictions on funds transfers from associated companies and joint ventures

As of December 31, 2017 and 2016, there were no restrictions on funds transfers from associates or joint ventures.

12.4	Commitments and contingencies

As of December 31, 2017 and 2016, associated companies and joint ventures did not have significant commitments and contingencies.

13.	INTANGIBLE ASSETS OTHER THAN GOODWILL, NET

Intangible assets as of December 31, 2017 and 2016 are detailed as follows:

	Balance as of
Intangible Assets, Net	12-31-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	6,338,591	6,043,003
Computer software	9,242,490	10,189,162
Other identifiable intangible assets	3,026,892	3,034,709
Total	18,607,973	19,266,874

	Balance as of
Intangible Assets, Gross	12-31-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	6,920,897	6,625,309
Computer software	24,658,245	22,478,362
Other identifiable intangible assets	5,762,166	5,773,153
Total	37,341,308	34,876,824

	Balance as of
Accumulated Amoritzation and Impairment	12-31-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	(582,306)	(582,306)
Computer software	(15,415,755)	(12,289,200)
Other identifiable intangible assets	(2,735,274)	(2,738,444)
Total	(18,733,335)	(15,609,950)

The reconciliation of the carrying amounts of intangible assets for the years ended December 31, 2017, 2016 and 31, 2015 is as follows:

			Other
	Easements and	Computer	Identifiable	Intangible
Changes in Intangible Assets	Water Rights	Software	Intangible	Assets, Net
			Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2017	6,043,003	10,189,162	3,034,709	19,266,874
Changes in identifiable intangible assets
Increases other than those from business combinations	295,588	2,179,883	-	2,475,471
Increase (decrease) from net foreign exchange differences, net	-	-	(114)	(114)
Amortization	-	(3,126,555)	(7,703)	(3,134,258)
Increases (decreases) from transfers and other changes	-	-	-	-
Increases (decreases) from transfers	-	-	-	-
Disposals and withdrawals from service	-	-	-	-
Disposals	-	-	-	-
Total changes in identifiable intangible assets	295,588	(946,672)	(7,817)	(658,901)
Closing Balance as of December 31, 2017	6,338,591	9,242,490	3,026,892	18,607,973

			Other
	Easements and	Computer	Identifiable	Intangible
Changes in Intangible Assets	Water Rights	Software	Intangible	Assets, Net
			Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2016	8,052,525	12,373,049	479,852	20,905,426
Changes in identifiable intangible assets
Increases other than those from business combinations	540,052	-	2,571,273	3,111,325
Increase (decrease) from net foreign exchange differences, net	-	-	2,897	2,897
Amortization	-	(2,183,887)	(18,961)	(2,202,848)
Increases (decreases) from transfers and other changes	352	-	(352)	-
Increases (decreases) from transfers	352	-	(352)	-
Disposals and withdrawals from service	(2,549,926)	-	-	(2,549,926)
Disposals (*)	(2,549,926)	-	-	(2,549,926)
Total changes in identifiable intangible assets	(2,009,522)	(2,183,887)	2,554,857	(1,638,552)
Closing Balance as of December 31, 2016	6,043,003	10,189,162	3,034,709	19,266,874

			Patents,
			Registered		Other
Changes in Intangible Assets	Development	Easements and	Trademarks,	Computer	Identifiable	Intangible
	Costs	Water Rights	and Other	Software	Intangible	Assets, Net
			Rights		Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2015	5,666,572	31,781,522	1,514,216	12,995,648	493,875	52,451,833
Changes in identifiable intangible assets
Increases other than those from business combinations	4,181,283	209,063	213,815	3,739,977	-	8,344,138
Increase (decrease) from net foreign exchange differences, net	(747,993)	(1,533,670)	(166,947)	(76,106)	18,464	(2,506,252)
Amortization (*)	-	(872,437)	(530,306)	(1,994,281)	(20,145)	(3,417,169)
Increases (decreases) from transfers and other changes	(2,398,107)	275,065	5,439	224,384	79,875	(1,813,344)
Increases (decreases) from transfers	2	275,419	5,439	(5,439)	(275,421)	-
Increases (decreases) from other changes	(2,398,109)	(354)	-	229,823	355,296	(1,813,344)
Disposals and withdrawals from service	(949,049)	(80,000)	-	(41,042)	-	(1,070,091)
Withdrawals from service	(949,049)	-	-	(41,042)	-	(990,091)
Disposals	-	(80,000)	-	-	-	(80,000)
Classified as held for distribution to owners	(5,752,706)	(21,727,018)	(1,036,217)	(2,475,531)	(92,217)	(31,083,689)
Total changes in identifiable intangible assets	(5,666,572)	(23,728,997)	(1,514,216)	(622,599)	(14,023)	(31,546,407)
Closing Balance as of December 31, 2015	-	8,052,525	-	12,373,049	479,852	20,905,426

(*) See Note 15.7.9.

As of December 31, 2017 and December 31, 2016, the Group does not have significant intangible assets with an indefinite useful life.

14.	GOODWILL

The following table shows goodwill by the CGU or group of CGUs to which it belongs and changes for the years ended December 31, 2017 and 2016:

		Balance as of	Transfer on	Balance as of
Company	Cash-Generating Unit	1-1-2017	mergers	12-31-2017
		ThCh$	ThCh$	ThCh$
GasAtacama Chile S.A.	Generación Chile	24,860,356	-	24,860,356
Total		24,860,356	-	24,860,356

		Balance as of	Transfer on	Balance as of
Company	Cash-Generating Unit	1-1-2016	mergers	12-31-2016
		ThCh$	ThCh$	ThCh$
Inversiones GasAtacama Holding Ltda.	Generación Chile	20,204,251	(20,204,251)	-
Compañía Eléctrica Tarapacá S.A.	Generación Chile	4,656,105	(4,656,105)	-
GasAtacama Chile S.A.	Generación Chile	-	24,860,356	24,860,356
Total		24,860,356	-	24,860,356

The origin of goodwill as detailed below is a result of the acquisitions of the following entities, subsequently merged directly or indirectly into GasAtacama Chile S.A.:

On July 12, 2002, the Company acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On August 11, 2005, the Company acquired interest of Inversiones Lo Venecia Ltda., which held as its only asset 25% interest in the company San Isidro S.A.

Subsequently, Empresa Eléctrica Pangue S.A. and the company San Isidro S.A. were merged into Compañía Eléctrica Tarapacá S.A., the latter being the legal successor company.

On April 22, 2014, the Company purchased the 50% interest in Inversiones GasAtacama Holding Ltda. held by Southern Cross Latin America Private Equity Fund III L.P. at that time (see Note 6.d).

On October 1, 2016, Inversiones GasAtacama Holding Ltda. was merged into Compañía Eléctrica Tarapacá S.A., the latter being the legal successor company.

On November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor company.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovering of its carrying amount as of December 31, 2017 and 2016 (see Note 3.b).

15.	PROPERTY, PLANT AND EQUIPMENT, NET
15.1	Property, plant, and equipment as of December 31, 2017 and 2016:

	Balance as of
Classes of Property, Plant and Equipment, Net	12-31-2017	12-31-2016
	ThCh$	ThCh$
Construction in progress	554,424,935	588,700,578
Land	52,063,679	51,342,724
Buildings	9,029,526	9,703,906
Plant and equipment	2,117,017,034	2,033,720,809
Fixtures and fittings	37,160,396	24,007,331
Finance leases	18,508,931	19,363,189
Property, plant and equipment, net	2,788,204,501	2,726,838,537

	Balance as of
Classes of Property, Plant and Equipment, Gross	12-31-2017	12-31-2016
	ThCh$	ThCh$
Construction in progress	554,424,935	588,700,578
Land	52,063,679	51,342,724
Buildings	22,251,858	22,458,889
Plant and equipment	4,666,169,339	4,481,701,141
Fixtures and fittings	104,888,965	87,281,446
Finance leases	28,760,031	28,760,031
Property, plant and equipment, gross	5,428,558,807	5,260,244,809

	Balance as of
Classes of Accumulated Depreciation and Impairment of Property, Plant and	12-31-2017	12-31-2016
Equipment	ThCh$	ThCh$
Buildings	(13,222,332)	(12,754,983)
Plant and equipment	(2,549,152,305)	(2,447,980,332)
Fixtures and fittings	(67,728,569)	(63,274,115)
Finance leases	(10,251,100)	(9,396,842)
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(2,640,354,306)	(2,533,406,272)

15.2	The detail of, and changes in, property, plant, and equipment, net for the years December 31, 2017, 2016 and 2015 are as follows:

							Other Property,	Property,
		Construction in	Land	Buildings, Net	Plant and	Fixtures and	Plant and	Plant and
	Changes in the year ended December 31, 2017	Progress			Equipment, Net	Fittings, Net	Equipment under	Equipment,
							Finance Leases, Net	Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2017		588,700,578	51,342,724	9,703,906	2,033,720,809	24,007,331	19,363,189	2,726,838,537
	Increases other than those from business combinations	203,401,391	-	-	-	58,944	-	203,460,335
	Increase (decrease) from net foreign exchange differences	(101,444)	(25,624)	(44,699)	(336,622)	253,596	-	(254,793)
	Depreciation	-	-	(629,681)	(110,391,381)	(2,327,975)	(854,258)	(114,203,295)
	Impairment losses recognized in profit or loss	-	-	-	-	-	-	-
	Increases (decreases) from transfers and other changes	(207,314,070)	776,932	-	191,406,850	15,130,288	-	-
Change	Increases (decreases) from transfers from construction in process	(207,314,070)	776,932	-	191,406,850	15,130,288	-	-
	Increases (decreases) from transfers	-	-	-	-	-	-	-
	Disposals and withdrawals from service	(30,261,520)	(30,353)	-	2,617,378	38,212	-	(27,636,283)
	Disposals	(5,099,800)	(30,353)	-	(453,882)	38,212	-	(5,545,823)
	Write-offs (*)	(25,106,557)	-	-	(1,269,597)	-	-	(26,376,154)
	Other increases/decreases	(55,163)	-	-	4,340,857	-	-	4,285,694
	Total changes	(34,275,643)	720,955	(674,380)	83,296,225	13,153,065	(854,258)	61,365,964
Closing balance as of December 31, 2017		554,424,935	52,063,679	9,029,526	2,117,017,034	37,160,396	18,508,931	2,788,204,501

(*)	See Note 15.7.8 and 28.

							Other Property,	Property,
		Construction in	Land	Buildings, Net	Plant and	Fixtures and	Plant and	Plant and
	Changes in the year ended December 31, 2016	Progress			Equipment, Net	Fittings, Net	Equipment under	Equipment,
							Finance Leases, Net	Net
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2016		511,700,683	51,375,538	10,394,207	2,109,572,014	26,457,203	20,217,447	2,729,717,092
	Increases other than those from business combinations	189,236,636	-	-	-	22,459	-	189,259,095
	Increase (decrease) from net foreign exchange differences	(186,893)	(32,814)	(59,699)	(361,199)	(153,858)	-	(794,463)
	Depreciation (*)	-	-	(630,602)	(126,106,763)	(2,805,910)	(854,258)	(130,397,533)
	Impairment losses recognized in profit or loss (*) (**)	(30,785,531)	-	-	-	-	-	(30,785,531)
	Increases (decreases) from transfers and other changes	(34,679,145)	-	-	34,183,229	495,916	-	-
Change	Increases (decreases) from transfers		-	-	-	-	-	-
	Increases (decreases) from transfers from construction in process	(34,679,145)	-	-	34,183,229	495,916	-	-
	Disposals and withdrawls from services	(34,061,865)	-	-	-	(8,479)	-	(34,070,344)
	Write-offs (**)	(34,061,865)	-	-	-	(8,479)	-	(34,070,344)
	Other increases/decreases	(12,523,307)	-	-	16,433,528	-	-	3,910,221
	Total changes	76,999,895	(32,814)	(690,301)	(75,851,205)	(2,449,872)	(854,258)	(2,878,555)
Closing balance as of December 31, 2016		588,700,578	51,342,724	9,703,906	2,033,720,809	24,007,331	19,363,189	2,726,838,537

(*) See Note 15.7.8 and 15.7.10.

(**) See Note 15.7.9 and 15.7.10.

15.3	Principal investments

Material investments in the electricity generation business in Chile include developments in the program to create new capacity, including progress on the construction of the Central Hidroeléctrica Los Cóndores Plant, which will use the resources of the Laguna del Maule and will have approximately 150 MW of installed capacity. The construction involved additions of ThCh$ 289,892,097 for the year ended December 31, 2017 (ThCh$ 183,597,710 and ThCh$ 61,514,232 for the years ended December 31, 2016 and 2015).

15.4	Capitalized costs

a) Capitalized borrowing costs:

Borrowing costs capitalized during the years ended December 31, 2017, 2016 and 2015, amounted to ThCh$4,078,463, ThCh$ 3,001,211 and ThCh$2,221,329 respectively. Weighted average capitalization rate varied from 7.12%  to 7.95% for the year ended December 31, 2017, from 7.95% to 9% for the year ended December 31, 2016 and 9.0% to 10.8% for the year ended December 31, 2015 (see Note 30).

b) Capitalized personnel expenses:

Personnel expenses directly related to the construction capitalized during the years ended December 31, 2017, 2016 and 2015 amounted to ThCh$ 7,226,484, ThCh$ 9,758,304 and ThCh$15,250,810, respectively.

15.5	Finance leases

As of December 31, 2017 and December 31, 2016, property, plant and equipment includes ThCh$18,508,931 and ThCh$19,363,189, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2017			12-31-2016
		Unearned	Present		Unearned	Present
	Gross	Interest	Value	Gross	Interest	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	2,459,000	659,212	1,799,788	2,677,880	837,513	1,840,367
From one to five years	9,836,000	1,244,808	8,591,192	10,711,520	1,763,191	8,948,329
More than five years	4,377,544	159,610	4,217,934	7,445,079	484,128	6,960,951
Total (*)	16,672,544	2,063,630	14,608,914	20,834,479	3,084,832	17,749,647

Leased assets primarily relate to:

The Company: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between the Company and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

15.6	Operating leases

The consolidated statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015 include ThCh$ 3,606,514, ThCh$ 1,229,779 and ThCh$ 1,240,625, respectively, related to accrual during these periods of operating lease contracts.

As of December 31, 2017 and 2016 the total future lease payments under these contracts are as follows:

	Balance as of
	12-31-2017	12-31-2016
	ThCh$	ThCh$
Less than one year	2,399,014	2,392,325
From one to five years	3,331,037	4,890,854
More than five years	754,503	818,537
Total	6,484,554	8,101,716
15.7	Other information

1.	As of December 31, 2017 and 2016 the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$ 281,814,599 and ThCh$ 310,558,229, respectively.

2.	As of December 31, 2017, and 2016 the Group does not have property, plant and equipment that was pledged as security for liabilities.

3.

The Company and its Chilean subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a € 1,000 million  limit. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a € 500 million  limit. The premiums associated with these policies are presented proportionally for each company in the caption “Prepaid Expenses”.

4.

The condition of certain assets of the Company changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, Enel Generación Chile S.A. recognized an impairment loss of ThCh$43,999,600 for these assets, which is still has not reversed. (see Note 3.d).

5.

At the end of 2014, the Group recognized an impairment loss of ThCh$ 12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project is not fully aligned with the strategy that the Company is reformulating; particularly, with regard to technological leadership, and to community and environmental sustainability. The Company has decided to suspend the project as its profitability is still unclear (see Note 3.d).

6.

At the end of 2012, the Company’s subsidiary Compañía Eléctrica Tarapacá S.A. (currently named Gas Atacama Chile S.A.) recognized an impairment loss of ThCh$ 12,578,098, to adjust the carrying amount of certain specific assets operating in the SING grid to its recoverable amount.

At the closing of 2015, a number of new facts and circumstances was evaluated by the company, which resulted in the identification of a new single CGU for all generation assets in Chile. The analysis took into account the fact that the Group performed an optimization and joint development of all assets related to generation and transmission work, centralized trade policy, with sales contracts agreed at company level and not assigned by power plant. Generation of flows depends on all the assets as a whole.

Previously, the company identified one CGU for the assets operating in the SIC grid and another one for the assets operating in the SING, under the consideration that there were two separate markets. The new scheme, approved in 2015, posed by the interconnection of SIC and SING, unifies markets and considers formation of a single price, which was illustrated by latest bids for supply to regulated customers.

Therefore, these new conditions indicated that the recognized impairment loss mentioned above has been reversed. This was based, inter alia, on the generation of additional value by the interconnection project between the SIC and SING which is expected to be operational in 2019, by improved utilization of reserves, by expanding the potential market for specific impaired assets and decreasing overall risk of the portfolio. The effects of the interconnection are considered in the five-year projections used by the company to perform impairment tests (see Note 3.d).

7.

As of December 31, 2015, the Group recognized an impairment loss of ThCh$ 2,522,445 related to the wind project Waiwen. This impairment loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, profitability is uncertain.

8.

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

As a result of the above, as of December 31, 2015, the Group recognized a loss of ThCh$2,706,830, associated with the write down of certain assets related to Environmental Impact Study, which had been withdrawn and to other studies directly linked to the old design of assets.

Consequently in line with the new sustainability strategy and as a result of sustained dialog with the communities, the Company’s projects in the territory, namely Neltume and Choshuenco, have good prospects from the social point of view. However, given the current conditions of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is lower than the total capitalized investment in them. As a result, at the end of 2016, the Group recognized an impairment loss of ThCh$ 20,459,461 associated with the Neltume project and ThCh$ 3,748,124 associated with the Choshuenco project.

At the end of the fiscal year 2017, following an analysis during the last months, Enel Generación Chile determined to abandon the Neltume project; a decision justified mainly by the high-sustained competitiveness in the Chilean electricity market, which in November 2017 was ratified with the result of the last tender of Electric Distributors. Added to the above, there is the time associated with developing the alternative water discharge, considering a period of no less than 5 years, given the necessity to request and obtain a transfer of the current Water Right and commission a new study for environmental impact. The abandonment implied the recognition of a Th$ 21,975,641 loss, with the purpose of reducing to zero the net book value of the assets associated with the project (see Note 28).

Additionally, the Company also decided to abandon the Choshuenco project, mainly because the strong synergies considered with the Neltume hydroelectric project would not exist anymore and make it not viable. This decision involved recognizing a loss of Th$3,130,270, with the purpose of reducing the net book value of the assets associated with the project to zero (See Note 28)

9.

As of August 31, 2016, the Company decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was taken because of, among other aspects evaluated, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local community support. As a result, the Group wrote-off a total amount of ThCh$ 32,834,160 of property, plant and equipment and ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized.

10.

As of December 31, 2016, the Group recognized an impairment loss of ThCh$ 6,577,946 associated with certain Non-Conventional Renewable Energy (“NCRE”) initiatives, such as wind, mini-hydro, biomass and solar projects. These initiatives deal with collection of natural resources data (wind speed, solar radiation, etc.) as well as engineering studies enabling the Company to perform and support technical and economical assessments in order to visualize their perspectives and decide on future steps. The results of the studies have not been entirely satisfactory, mainly due to the current conditions in the Chilean electricity market, as future viability of the NCRE projects is uncertain. As a result the Group recognized an impairment of 100% of the capitalized investments to date in NCRE projects

On the other hand, the Group decided to write off 100% of capitalized investment in two thermal projects that until now were held in its portfolio. These are the Tames 2 and Totoralillo projects, which were being developed within the framework of the public land concessions provided by the National Heritage Ministry in 2013. The amount of the write-off was ThCh$ 1,096,137 and arose as a result of the current conditions in the Chilean electricity market, lack of future viability of this type of technology (steam-coal) and high development costs, which make these projects unfeasible.

Additionally, at the end of fiscal year 2016, the Company recorded an account payable for Th$2,244,900, from penalties that it should pay for waiving the concessions related to these projects. During fiscal year 2017, the Ministry of National Assets and Enel Generación Chile, agreed to extinguish onerous concessions and not imposed any penalties.

16.	DEFERRED TAXES
a)	The following is the analysis of deferred income tax assets/(liabilities) presented in the consolidated statements of financial position as of December 31, 2017 and 2016

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2017	Changes						Closing balance as of December 31, 2017	Balance as of December 31, 2017
Deferred tax assets/(liabilities)	Opening balance as of January 1, 2017	Recognized in profit or loss	Recognized in other comprehensive income	Recognized directly in equity	Foreign exchange currency translation	Transfers to (from) non-current assets and disposal groups held for sale	Other increases (decreases)	Closing balance as of December 31, 2017	Assets	Liabilities
Deferred tax assets/(liabilities)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(209,128,557)	(23,672,231)	-	-	61,222	-	(1,503)	(232,741,069)	146,622	(232,887,691)
Amortization	-	-	-	-	-	-	-	-	-	-
Accumulations (or accruals)	-	-	-	-	-	-	-	-	-	-
Provisions	20,198,527	(226,700)	-	-	-	-	342,283	20,314,110	20,314,110	-
Foreign currency contracts	-	-	-	-	-	-	-	-	-	-
Post-employement benefits obligations	1,639,108	249,625	(68,034)	-	-	-	(342,283)	1,478,416	1,504,434	(26,018)
Revaluations of financial instruments	-	-	-	-	-	-	-	-	-	-
Tax loss	11,911,396	(2,375,294)	-	-	-	-	-	9,536,102	9,536,102	-
Assets classified as held to distribute to owners	-	30,938,936	-	-	-	-	-	30,938,936	30,938,936	-
Other	8,798,644	(2,260,498)	(2)	-	(28,356)	-	3,669,801	10,179,589	14,962,228	(4,782,639)
Deferred tax asses/(liabilities)	(166,580,882)	2,653,838	(68,036)	-	32,866	-	3,668,298	(160,293,916)	77,402,432	(237,696,348)
Offsetting of deferred tax assets/(liabilities)									(77,402,432)	77,402,432
Deferred tax assets/(liabilities) after offsetting								(160,293,916)	-	(160,293,916)

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2016	Changes						Closing balance as of December 31, 2016	Balance as of December 31, 2016
Deferred tax assets/(liabilities)	Opening balance as of January 1, 2016	Recognized in profit or loss	Recognized in other comprehensive income	Recognized directly in equity	Foreign exchange currency translation	Transfers to (from) non-current assets and disposal groups held for sale	Other increases (decreases)	Closing balance as of December 31, 2016	Assets	Liabilities
Deferred tax assets/(liabilities)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(236,853,008)	27,607,871	-	-	79,558	34,135	2,887	(209,128,557)	5,465,105	(214,593,662)
Amortization	-	-	-	-	-	-	-	-	-	-
Accumulations (or accruals)	-	-	-	-	-	-	-	-	-	-
Provisions	17,384,299	2,839,332	-	-	-	(25,104)	-	20,198,527	20,540,810	(342,283)
Foreign currency contracts	-	-	-	-	-	-	-	-	-	-
Post-employement benefits obligations	1,401,345	(214,061)	474,498	-	-	(22,674)	-	1,639,108	1,639,108	-
Revaluations of financial instruments	-	-	-	-	-	-	-	-	-	-
Tax loss	12,720,468	(809,016)	-	-	-	-	(56)	11,911,396	11,911,396	-
Assets classified as held to distribute to owners	-	-	-	-	-	-	-	-	-	-
Other	7,454,508	(381,398)	(5)	5,555,110	12,645	-	(3,842,216)	8,798,644	17,744,166	(8,945,522)
Deferred tax asses/(liabilities)	(197,892,388)	29,042,728	474,493	5,555,110	92,203	(13,643)	(3,839,385)	(166,580,882)	57,300,585	(223,881,467)
Offsetting of deferred tax assets/(liabilities)									(38,604,462)	38,604,462
Deferred tax assets/(liabilities) after offsetting								(166,580,882)	18,696,123	(185,277,005)

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered. b)As of December 31, 2017, the Group does not have unrecognized deferred tax assets related to tax losses carry forward (see Note 3.o).

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$ 59,530,551 as of December 31, 2017 (ThCh$ 116,489,507 as of December 31, 2016).

Additionally, the Group has not recognized deferred tax assets for deductible temporary differences, associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future, which as of December 31, 2017, totaled ThCh$ 238,424,357 (ThCh$ 385,427,246 as of December 31, 2016).

The Group companies are potentially subject to income tax audits by the tax authorities in Chile. Such tax audits are limited to a number of annual tax periods and once these have expired audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. Tax periods potentially subject to examination correspond to fiscal years 2014-2016.

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

The effects of deferred tax on the components of Other Comprehensive Income are as follows:

	For the year ended December 31, 2017			For the year ended December 31, 2016			For the year ended December 31, 2015
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	8	(2)	6	18	(5)	13	(441,585)	10	(441,575)
Cash flow hedge	97,309,516	(26,139,149)	71,170,367	86,959,338	(20,924,809)	66,034,529	(135,791,934)	35,463,169	(100,328,765)
Foreign currency translation	(3,690,798)	-	(3,690,798)	(139,529,128)	-	(139,529,128)	(244,110,922)	-	(244,110,922)
Investments accounted for using the equity method	-	-	-	(11,904,709)	-	(11,904,709)	(2,475,299)	-	(2,475,299)
Actuarial income on defined-benefit pension plans	251,976	(68,034)	183,942	(1,757,402)	474,498	(1,282,904)	(216,648)	(5,476)	(222,124)
Income tax related to components of other income and expenses debited or credited to Equity	93,870,702	(26,207,185)	67,663,517	(66,231,883)	(20,450,316)	(86,682,199)	(383,036,388)	35,457,703	(347,578,685)

The reconciliation of deferred tax movements between balance sheet and comprehensive income for the years 2017 and 2016 and 2015 is as follows:

	For the years ended
	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Increase (decrease) of the deferred taxes related to continuing operations	(68,036)	474,493	830,036
Deferred taxes on hedge movements (revenue and derivatives hedge)	(26,139,149)	(21,528,043)	31,318,550
Increase (decrease) of the deferred taxes related to discontinuing operations	-	603,234	3,309,117
Total	(26,207,185)	(20,450,316)	35,457,703

Law No. 20,780 was published in the Diario Oficial (the Official Gazette) on September 29, 2014, modifying the income tax and other tax systems. The law stipulates that, starting in 2017, the current income tax system will be replaced with two alternative tax systems: the attributed income system and the partially integrated system.

This Law gradually increases the rate of income tax on corporate income. Thus, it  are increased to 21% in 2014, to 22.5% in 2015, and 24% in 2016. From 2017 taxpayers choosing the attributed income system are subject to a rate of 25%, while companies choosing the partially integrated system aree subject to a rate of 25.5% in 2017 and 27% in 2018.

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

17.OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2017 and 2016 is as follows:

	Balance as of
Other Financial Liabilities	12-31-2017		12-31-2016
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	17,255,679	760,932,929	18,013,012	802,046,968
Hedging derivatives (*)	304,278	21,045,216	313,571	48,981,953
Non-hedging derivatives (**)	1,255,478	-	7,369,481	2,987,830
Total	18,815,435	781,978,145	25,696,064	854,016,751

(*) See Note 19.2.a.

(**) See Note 19.2.b.

17.1	Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2017 and 2016 is as follows:

	Balance as of
Interest-bearing borrowings	12-31-2017		12-31-2016
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	109	-	4,172	-
Unsecured liabilities	15,455,782	748,123,803	16,168,473	786,137,688
Finance leases	1,799,788	12,809,126	1,840,367	15,909,280
Total	17,255,679	760,932,929	18,013,012	802,046,968

17.2	Bank loans by currency and contractual maturity as of December 31, 2017 and 2016 are as follows:
-	Summary of bank loans by currency and contractual maturity

					Balance as of 12-31-2017			Balance as of 12-31-2016
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	One to three months	Three to twelve months	Total Current	One to three months	Three to twelve months	Total Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	CH$	6.00%	6.00%	No	109	-	109	4,172	-	4,172
Total					109	-	109	4,172	-	4,172

-	Identification of Bank Loans by Company

										Balance as of 12-31-2017		Balance as of 12-31-2016
Taxpayer			Taxpayer				Effective	Nominal		Less than	Total	Less than	Total
ID No.	Company	Country	ID No.	Financial Institution	Country	Currency	Interest	Interest	Interest payment	90 days	Current	90 days	Current
							Rate	Rate		ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	97	97	2,037	2,037
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	12	12	2,135	2,135
				Total ThCh$						109	109	4,172	4,172

Appendix 4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

17.3	Unsecured liabilities

The detail of unsecured liabilities by currency and maturity as of December 31, 2017 and 2016 is as follows:

					Balance as of 12-31-2017
					Current			Non-current
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	6,322,081	2,206,269	8,528,350	-	-	-	-	430,228,859	430,228,859
Chile	UF	6.00%	5.48%	No	-	6,927,432	6,927,432	5,574,013	5,574,013	5,574,013	5,574,013	295,598,892	317,894,944
				Total	6,322,081	9,133,701	15,455,782	5,574,013	5,574,013	5,574,013	5,574,013	725,827,751	748,123,803

					Balance as of 12-31-2016
					Current			Non-current
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	6,884,819	2,402,653	9,287,472	-	-	-	-	468,578,474	468,578,474
Chile	UF	6.00%	5.48%	No	-	6,881,001	6,881,001	5,480,380	5,480,380	5,480,380	5,480,380	295,637,694	317,559,214
				Total	6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

17.4	Secured liabilities

The detail of secured liabilities by currency and maturity as of December 31, 2017 and 2016 is as follows:

-	Summary of secured liabilities by currency and maturity

There are no secured liabilities as of December 31, 2017 and 2016.

-	Fair value measurement and hierarchy

The fair value of current and non-current bond obligations, both secured and unsecured, as of December 31, 2017 and 2016 totaled ThCh$ 947,565,989 and ThCh$ 998,383,047 respectively. During both periods, the obligations have been classified as Level 2 fair values based on the inputs from the valuation techniques used (see Note 3.g). Notably, these financial liabilities are measured at amortized cost. (See Note 3.f.4).

-	Secured and Unsecured Liabilities by Company

										Balance as of 12-31-2017
										Current			Non-current
							Effective	Nominal	Secured				One to	Two to	Three to
Taxpayer ID	Company	Country	Taxpayer ID	Company	Country	Currency	Interest	Interest	(Yes	Less than	More than	Total	two	three	four	Four to	More than	Total
No.			No.				Rate	Rate	/ No)	90 days	90 days		years	years	years	five years	five years
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	4,152,926	-	4,152,926	-	-	-	-	125,566,611	125,566,611
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	1,328,023	-	1,328,023	-	-	-	-	42,902,198	42,902,198
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	841,132	-	841,132	-	-	-	-	19,398,499	19,398,499
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	-	2,206,269	2,206,269	-	-	-	-	242,361,551	242,361,551
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	-	6,374,051	6,374,051	5,574,013	5,574,013	5,574,013	5,574,013	30,872,536	53,168,588
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	-	553,381	553,381	-	-	-	-	264,726,356	264,726,356
				Total						6,322,081	9,133,701	15,455,782	5,574,013	5,574,013	5,574,013	5,574,013	725,827,751	748,123,803

										Balance as of 12-31-2016
										Current			Non-current
							Effective	Nominal	Secured				One to	Two to	Three to
Taxpayer ID	Company	Country	Taxpayer ID	Company	Country	Currency	Interest	Interest	(Yes	Less than	More than	Total	two	three	four	Four to	More than	Total
No.			No.				Rate	Rate	/ No)	90 days	90 days		years	years	years	five years	five years
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	4,522,585	-	4,522,585	-	-	-	-	136,759,395	136,759,395
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	1,446,232	-	1,446,232	-	-	-	-	46,792,429	46,792,429
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	916,002	-	916,002	-	-	-	-	21,608,757	21,608,757
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	-	2,402,653	2,402,653	-	-	-	-	263,417,893	263,417,893
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	-	6,337,021	6,337,021	5,480,380	5,480,380	5,480,380	5,480,380	35,587,764	57,509,284
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	-	543,980	543,980	-	-	-	-	260,049,930	260,049,930
				Total						6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

Appendix 4, letter b) shows the detail of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured liabilities detailed above.

-	Detail of Finance Lease Obligations

Balance as of December 31, 2017
								Current			Non-current
							Nominal	Less			One to	Two to	Three to
Taxpayer ID	Company	Country	Taxpayer ID	Name	Country	Currency	Interest	than	More than	Total	two	three	four	Four to	More than	Total
No.			No.				Rate	90 days	90 days		years	years	years	five years	five years
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	439,377	1,360,411	1,799,788	2,459,000	1,916,774	2,041,364	2,174,053	4,217,935	12,809,126
				Total						1,799,788						12,809,126

Balance as of December 31, 2016
								Current			Non-current
							Nominal	Less			One to	Two to	Three to
Taxpayer ID	Company	Country	Taxpayer ID	Name	Country	Currency	Interest	than	More than	Total	two	three	four	Four to	More than	Total
No.			No.				Rate	90 days	90 days		years	years	years	five years	five years
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280
				Total						1,840,367						15,909,280

Appendix 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

17.5	Hedged debt

Of the U.S. dollar denominated debt held by the Group as of December 31, 2017, ThCh 440,823,086 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (see Note 3.m). As of December 31, 2016, this amount was ThCh$ 480,061,539.

The following table details changes in “Reserve for cash flow hedges” for the years ended December 31, 2017, 2016 and 2015 due to exchange differences corresponding to this debt:

	12-31-2017	12-31-2016	12-31-2015
HEDGING RESERVE	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at beginning of year	(85,790,673)	(122,448,724)	(64,530,210)
Foreign currency exchange differences recorded in net equity	28,878,949	23,870,051	(70,199,670)
Recognition of foreign currency exchange differences in profit (loss)	12,633,039	12,788,000	6,438,133
Foreign currency translation differences	-	-	(73,961)
Classified as assets held for distribution to owners (*)	-	-	5,916,984
Balance in hedging reserves (hedging income) at year end	(44,278,685)	(85,790,673)	(122,448,724)

(*) Corresponds to the effects generated by the financial debt of Enel Generación Perú S.A. (formerly named Edegel S.A.A.)

17.6	Other information

As of December 31, 2017 and 2016 the Group had long-term lines of credit unconditionally available for use totaling ThCh$ 199,271,103 and ThCh$ 342,827,047, respectively.

18.	RISK MANAGEMENT POLICY

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

18.1	Interest rate risk

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

The financial debt structure of the Group detailed by fixed and/or hedged and floating interest rate on total net debt, net of hedging derivative instruments, is as follows:

Gross position

	Balance as of
	12-31-2017	12-31-2016
	%	%
Fixed interest rate	92%	92%

18.2	Exchange rate risk

Exchange rate risks principally involve the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.
-	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.
-	Revenues in Group companies directly linked to changes in currencies other than those of its cash flows.

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

18.3	Commodities risk

The Group has a risk exposure to price changes in certain commodities, due basically to:

-	Purchases of fuel used to generate electricity.
-	Energy purchase/sale transactions that take place in local markets.

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

As of December 31, 2017, the Group had swap hedges for 2.3 million MMBTU to be settled at January 2018.

As of December 31, 2016, the Group had swap hedges for 3 million barrels of Brent oil to be settle from January to November 2017 and 3.3 million MMTBU of Henry Hub gas swap to be settle from January to September 2017.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

18.4	Liquidity risk

The Group’s liquidity risk management policy consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 17, 19, and Appendix 4).

As of December 31, 2017 the Group has liquidity of cash and cash equivalent totaling ThCh$ 211,027,141 (ThCh$ 114,486,479 as of December 31, 2016) and unconditionally available lines of long-term credit totaling ThCh$ 199,271,103 (ThCh$ 342,827,047 as of December 31, 2016).

18.5	Credit risk

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

18.6Risk measurement

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

Given the aforementioned assumptions, the quarterly VaR of the positions discussed above corresponds to ThCh$ 66,890,686.

These values represent the potential increase of the Debt and Derivatives’ Portfolio, thus these Values At Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’s end.

19.	FINANCIAL INSTRUMENTS
19.1	Financial instruments, classified by type and category
a)	The detail of financial assets, less cash and cash equivalents, classified by type and category, as of December 31, 2017 and 2016 is as follows:

Balance as of 12-31-2017	Financial assets held for trading	Held-to-maturity Investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	402,716	-	-	-	20,038,433
Other financial assets	-	82,127	317,062,707	-	-
Total current	402,716	82,127	317,062,707	-	20,038,433
Equity instruments	-	-	-	2,601,695	-
Derivative instruments	-	-	-	-	30,789,703
Other financial assets	-	-	1,032,923	-	-
Total non-current	-	-	1,032,923	2,601,695	30,789,703
Total	402,716	82,127	318,095,630	2,601,695	50,828,136

Balance as of 12-31-2016	Financial assets held for trading	Held-to-maturity Investments	Loans and receivables	Available-for-sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	-	-	-	-	121,443
Other financial assets	-	365,663	309,844,312	-	-
Total current	-	365,663	309,844,312	-	121,443
Equity instruments	-	-	-	2,616,647	-
Derivative instruments	-	-	-	-	25,533,188
Other financial assets	-	652,733	6,788,437	-	-
Total non-current	-	652,733	6,788,437	2,616,647	25,533,188
Total	-	1,018,396	316,632,749	2,616,647	25,654,631
b)	The detail of financial liabilities, classified by type and category, as of December 31, 2017 and 2016 is as follows:

Balance as of 12-31-2017	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	17,255,679	-
Derivative instruments	1,255,478	-	304,278
Other financial liabilities	-	430,340,275	-
Total current	1,255,478	447,595,954	304,278
Interest-bearing loans	-	760,932,929	-
Derivative instruments	-	-	21,045,216
Other financial liabilities	-	951,161	-
Total non-current	-	761,884,090	21,045,216
Total	1,255,478	1,209,480,044	21,349,494

Balance as of 12-31-2016	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	18,013,012	-
Derivative instruments	7,369,481	-	313,571
Other financial liabilities	-	441,818,602	-
Total current	7,369,481	459,831,614	313,571
Interest-bearing loans	-	802,046,968	-
Derivative instruments	2,987,830	-	48,981,953
Other financial liabilities	-	1,704,549	-
Total non-current	2,987,830	803,751,517	48,981,953
Total	10,357,311	1,263,583,131	49,295,524

19.2	Derivative instruments

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

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2017 and 2016, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	Balance as of
	12-31-2017				12-31-2016
	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	20,038,433	30,789,703	304,278	21,045,216	121,443	25,533,188	313,571	48,981,953
Cash flow hedge	20,038,433	30,789,703	304,278	21,045,216	121,443	25,533,188	313,571	48,981,953
Total	20,038,433	30,789,703	304,278	21,045,216	121,443	25,533,188	313,571	48,981,953
-	General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of	Description of	Description of	Fair value of hedged item	Fair value of hedged item	Type of risks
hedging	hedging	hedged item	12-31-2017	12-31-2016	hedged
instrument	instrument		ThCh$	ThCh$
SWAP	Exchange rate	Unsecured liabilities (bonds)	7,696,061	(23,640,893)	Cash flow
FORWARD	Exchange rate	Revenues	21,782,581	-	Cash flow

For the years ended December 31, 2017 and 2016, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

b)	Financial derivative instrument assets and liabilities at fair through profit or loss

As of December 31, 2017 and 2016, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

Balance as of
	12-31-2017				12-31-2016
	Asset		Liabilities		Asset		Liabilities
	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$
Non-hedging derivative instruments	402,716	-	1,255,478	-	-	-	7,369,481	2,987,830

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

c)	Other disclosures on financial derivatives

The following tables present the fair value of hedging and non-hedging financial derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2017 and 2016:

	Balance as of 12-31-2017
		Notional value
Financial derivatives	Fair value	Less than one year	1 - 2 years	2 - 3 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:	29,478,642	306,350,419	525,812,635	-	832,163,054
Cash flow hedges	29,478,642	306,350,419	525,812,635	-	832,163,054
Derivatives not designated for hedge accounting	(852,762)	19,682,638	-	-	19,682,638
Total	28,625,880	326,033,057	525,812,635	-	851,845,692

	Balance as of 12-31-2016
		Notional value
Financial derivatives	Fair value	Less than one year	1 - 2 years	2 - 3 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:	(23,640,893)	-	-	523,686,966	523,686,966
Cash flow hedges	(23,640,893)	-	-	523,686,966	523,686,966
Derivatives not designated for hedge accounting	(10,357,311)	49,738,751	21,434,625	-	71,173,376
Total	(33,998,204)	49,738,751	21,434,625	523,686,966	594,860,342

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts recorded in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

19.3	Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchy described in Note 3.g above.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2017 and 2016:

		Fair value measured at end of
	Balance as of	reporting period using:
Financial instruments measured at fair value	12-31-2017	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	50,828,136	-	50,828,136	-
Financial derivatives designated as fair value hedge	-	-	-	-
Financial derivatives not designated for hedge accounting	402,716	-	402,716	-
Commodity derivatives designated as non-cash flow hedge	9,940,955	-	9,940,955	-
Commodity derivatives designated as cash flow hedges	5,742,633	-	5,742,633	-
Financial assets at fair value with change in result	-	-	-	-
Available-for-sale financial assets, non-current	6,353	6,353	-	-
Total	66,920,793	6,353	66,914,440	-
Financial Liabilities
Financial derivatives designated as cash flow hedges	21,349,494	-	21,349,494	-
Financial derivatives not designated for hedge accounting	1,255,478	-	1,255,478	-
Commodity derivatives designated as non-cash flow hedge	889,026	-	889,026	-
Commodity derivatives not designated for hedge accounting	-	-	-	-
Commodity derivatives designated as fair value hedge	-	-	-	-
Total	23,493,998	-	23,493,998	-

		Fair value measured at end of
	Balance as of	reporting period using:
Financial instruments measured at fair value	12-31-2016	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	25,654,631	-	25,654,631	-
Commodity derivatives designated as cash flow hedges	875,481	-	875,481	-
Commodity derivatives not designated for hedge accounting	16,159,565	-	16,159,565	-
Available-for-sale financial assets, non-current	407	407	-	-
Total	42,690,084	407	42,689,677	-
Financial Liabilities
Financial derivatives designated as cash flow hedges	49,295,524	-	49,295,524	-
Financial derivatives not designated for hedge accounting	10,357,311	-	10,357,311	-
Commodity derivatives not designated for hedge accounting	40,013	-	40,013	-
Commodity derivatives designated as cash flow hedges	1,063,193	-	1,063,193	-
Total	60,756,041	-	60,756,041	-

20.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of December 31, 2017 and 2016 is as follows:

	Balance as of
	12-31-2017		12-31-2016
Trade and other payables	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	94,132,901	-	90,386,018	-
Other payables	235,315,325	632,643	250,702,646	1,453,022
Total trade and other payables	329,448,226	632,643	341,088,664	1,453,022

The detail of trade and other payables as of December 31, 2017 and 2016 is as follows:

	Balance as of
	12-31-2017		12-31-2016
Trade and other payables	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	80,832,851	-	72,361,322	-
Fuel and gas suppliers	13,300,050	-	18,024,696	-
Payables to tax authorities other than Corporate Income Tax	9,868,976	-	7,152,058	-
Payables for goods and services	146,590,421	5,431	147,606,676	40,256
VAT debit tax (VAT/ICMS)	12,048,722	-	13,136,043	-
Dividends payable to non-controlling interests	53,139,347	-	58,901,712	-
Mitsubishi contract (LTSA)	1,227,656	-	10,582,997	-
Accounts payable to staff	11,741,237	-	12,401,802	-
Other payables	698,966	627,212	921,358	1,412,766
Total trade and other payables	329,448,226	632,643	341,088,664	1,453,022

See Note 18.4 for the description of the liquidity risk management policy.

The detail of payments due and paid as of December 31, 2017 and 2016 is presented in Appendix 7.

21.	PROVISIONS
a)	The breakdown of provisions as of December 31, 2017 and 2016 is as follows:

	Balance as of
	12-31-2017		12-31-2016
Provisions	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings	3,497,786	-	4,694,579	-
Decommissioning or restoration (*)	-	63,992,567	-	57,325,915
Other provisions	1,798,849	-	1,798,849	-
Total	5,296,635	63,992,567	6,493,428	57,325,915

(*) See Note 3.a.

Provision for legal proceedings mainly consist of the contingencies related to the lawsuits on administrative sanctions.

The ultimate timing and amount of the cash outflows related to the above provisions depends on the final resolution of the provisioned matters. For example, in the specific case of the legal proceedings it depends on the final resolution of the related legal claim. The Administration considers that the provisions recognized in the financial statements adequately cover the corresponding risks.

b)	Changes in provisions for the years ended December 31, 2017, and 2016 are as follows:

Changes in Provisions	Legal Proceedings	Decommissioning and Restoration	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	4,694,579	57,325,915	1,798,849	63,819,343
Changes in Provisions
Increase (decrease) in existing provisions	309,749	4,340,858	-	4,650,607
Provisions used	(495,166)	-	-	(495,166)
Reversal of Not Used Provision (*)	(1,016,300)	-	-	(1,016,300)
Increase for adjustment to value of money over time	-	2,325,794	-	2,325,794
Foreign currency translation	4,924	-	-	4,924
Total changes in provisions	(1,196,793)	6,666,652	-	5,469,859
Closing Balance as of December 31, 2017	3,497,786	63,992,567	1,798,849	69,289,202

Changes in Provisions	Legal Proceedings	Decommissioning and Restoration	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	9,798,765	50,702,975	5,818,849	66,320,589
Changes in Provisions
Increase (decrease) in existing provisions	908,447	4,091,238	-	4,999,685
Provisions used	(4,948,437)	-	(4,020,000)	(8,968,437)
Reversal of Not Used Provision (*)	(1,074,333)	-	-	(1,074,333)
Increase for adjustment to value of money over time	-	2,531,702	-	2,531,702
Foreign currency translation	10,137	-	-	10,137
Total changes in provisions	(5,104,186)	6,622,940	(4,020,000)	(2,501,246)
Closing Balance as of December 31, 2016	4,694,579	57,325,915	1,798,849	63,819,343

(*) Corresponds to reversals of provisions for Litigation

22.	EMPLOYEE BENEFIT OBLIGATIONS
22.1	General information

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

Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.

Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security system.

22.2	Details, changes and presentation in financial statements
a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2017, 2016 and 2015 are as follows:

	Balance as of
Post-employment obligations	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Post-employment obligations	14,875,948	15,820,557	15,271,416
Total	14,875,948	15,820,557	15,271,416
Non-current portion	14,875,948	15,820,557	15,271,416

b)	The balance and changes in post-employment defined benefit obligations as of and for the years ended December 31, 2017, 2016 and 2015 are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Opening Balance as of January 1, 2015	43,461,827
Current service cost (*)	2,271,559
Net interest cost (*)	3,320,289
Actuarial gains from changes in financial assumptions (*)	(82,320)
Actuarial losses from changes in seniority adjustments (*)	298,968
Foreign currency translation differences	(3,557,400)
Contributions paid by the Company	(8,839,400)
Defined benefit plan obligations from the past service costs	(523)
Transfer of personnel	(53,242)
Classified as liabilities associated with assets held for distribution to owners	(21,548,342)
Closing balance as of December 31, 2015	15,271,416
Current service cost	802,823
Net interest cost	705,211
Actuarial gains from changes in financial assumptions	245,683
Actuarial gains from changes in seniority adjustments	1,511,719
Contributions paid by the Company	(2,949,958)
Transfer of personnel	224,066
Other changes	9,597
Closing balance as of December 31, 2016	15,820,557
Current service cost	790,850
Net interest cost	691,075
Actuarial gains from changes in financial assumptions	(310,557)
Actuarial gains from changes in seniority adjustments	58,581
Contributions paid by the Company	(1,993,830)
Transfer of personnel	(180,728)
Closing balance as of December 31, 2017	14,875,948

(*) Current service costs related to continuing operations of the Group amounted to ThCh$ 1,063,547 for the year ended December 31, 2015. Net interest cost related to continuing operations of the Group amounted to ThCh$ 759,311 for the year ended December 31, 2015. Finally, the actuarial losses related to continuing operations of the Group amounted to ThCh$ 830,089 for the year ended December 31, 2015.

The Group companies make no contributions to funds for financing the payment of these benefits.

c)	The following amounts were recognized in the consolidated statement of comprehensive income for continuing and discontinued operations for the years ended December 31, 2017, 2016 and 2015:

	For the years ended
Expense Recognized in Comprehensive Income Statement	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	790,850	802,823	2,271,559
Interest cost for defined benefits plan	691,075	705,211	3,320,289
Past service costs	-	-	(523)
Expenses recognized in the Statement of Income	1,481,925	1,508,034	5,591,325
Losses from remeasurement of defined benefit plans	(251,976)	1,757,402	216,648
Total expense recognized in Comprehensive Income Statement	1,229,949	3,265,436	5,807,973

22.3	Other disclosures

Actuarial assumptions

As of December 31, 2017, 2016 and 2015 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile
Actuarial assumptions	12-31-2017	12-31-2016	12-31-2015
Discount rates used	5.00%	4.70%	4.95%
Expected rate of salary increases	4.00%	4.00%	4.00%
Mortality tables	CB-H-2014 y RV-M-2014	CB-H-2014 and RV-M-2014	RV 2009
Expected rotation rate	3.8%	4.7%	7.0%

Sensitivity

As of December 31, 2017, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 923,224 (ThCh$ 1,019,805 as of December 31, 2016) if the rate rises and an increase of ThCh$ 1,076,294, (ThCh$ 1,173,586 as of December 31, 2017 and 2016 respectively) if the rate falls.

Future disbursements

The estimates available indicate that disbursements for defined benefit plans will increase to ThCh$ 1,914,503 in the next year.

Term of commitments

The Group’s obligations have a weighted average term of 6.54 years, and the flow for benefits for the next 10 years and more is expected to be as follows:

Years	ThCh$
1	1,914,503
2	1,548,303
3	1,060,730
4	1,718,533
5	1,319,346
More than 5	5,859,301

23.	TOTAL EQUITY
23.1	Equity attributable to the Parent
23.1.1	Subscribed and paid-up capital and number of shares

As a result of Spin-off of the Company and the creation of Endesa Américas S.A., the Extraordinary Shareholders’ Meeting of the Company held on December 18, 2015 approved the distribution of a portion of the Company’s equity and the proportional reduction of the issued capital and other equity accounts of the Company, based on the net assets allocated to business in Chile and abroad. This Spin-off had legal effects as of March 1, 2016, when the new company Endesa Américas S.A. began to exist, and the capital decrease of the Company was confirmed (see Note 5.2).

As a consequence, the Company’s issued capital as of December 31, 2017 is ThCh$ 552,777,321, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso and New York Stock Exchange (NYSE).

As a result of the Spin-off, share premium, raised from capital contributions made in 1986 and 1994, which amounted to ThCh$ 206,008,557 as of December 31, 2015, as of December 31, 2016 decreased to ThCh$ 85,511,492.

During the years ended December 31, 2017, 2016 and 2015, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

23.1.2	Dividends

The shareholders at the Ordinary Shareholders’ Meeting held on April 27, 2016 approved the dividend policy for 2016. This policy established the distribution as final dividends of an amount equal to 50% of net profits for 2016, of which up to 15% of net profit for the nine month period ended September 30, 2016, as shown in the financial statements at that date, represent provisional interim dividends. In accordance with this policy provisional interim dividend No. 61 was paid on January 27, 2017, and the remaining of the final dividend No. 62, amounting to Th$ 21.56050 per share, was distributed and paid in May 2017.

The shareholders at the Ordinary Shareholders’ Meeting held on April 25, 2017 approved the dividend policy for 2017. This policy established the distribution as final dividends of an amount equal to 55% of net profits for 2017, of which up to 15% of net profit for the nine month period ended September 30, 2016, as shown in the financial statements at that date, represent provisional interim dividends to be paid in January 2018.

Compliance with the aforementioned dividend plan is subject to the actual net profit earned by the Company during the applicable year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid by the Company in recent years:

Number	Type of Dividends	Payment date	Chilean Pesos per Share	Effecting the year
49	Interim	1-26-2011	6.42895	2010
50	Final	5-11-2011	26.09798	2010
51	Interim	1-19-2012	5.08439	2011
52	Final	5-17-2012	22.15820	2011
53	Interim	1-24-2013	3.04265	2012
54	Final	5-9-2013	11.24302	2012
55	Interim	1-31-2014	3.87772	2013
56	Final	5-15-2014	17.69856	2013
57	Interim	1-27-2015	3.44046	2014
58	Final	5-25-2015	16.95495	2014
59	Interim	1-29-2016	3.55641	2015
60	Final	5-24-2016	11.02239	2015
61	Interim	1-27-2017	7.24787	2016
62	Final	05-26-2017	21.5605	2016
63	Interim	01-26-2018	4.93614	2017

23.2	Foreign currency translation reserves

The following table details currency translation adjustments attributable to the shareholders of the Parent in the consolidated statement of financial position for the years ended December 31, 2017, 2016 and 2015:

	For the years ended
Reserves for Accumulated Currency Translation Differences	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
GasAtacama Chile S.A.	11,688,351	14,979,960	16,780,346
GNL Quintero S.A.	-	-	(1,164,922)
Others	920,567	1,230,881	4,076,442
Total	12,608,918	16,210,841	19,691,866

23.3	Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a solid financial position.

23.4	Restrictions on subsidiaries transferring funds to the parent

As of December 31, 2017 and 2016, there were no restrictions on funds transfers from subsidiaries to the parent.

23.5	Other reserves

Other reserves within equity attributable to shareholders of the Parent for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Balance as of		Balance as of
Other Reserves	1-1-2017	Changes	12-31-2017
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	16,210,841	(3,601,923)	12,608,918
Cash flow hedges	(123,499,401)	71,170,367	(52,329,034)
Remeasurement of available-for-sale financial assets	(1,033)	6	(1,027)
Other comprehensive income from non-current assets held for distribution to owners	2,722,113	(2,772,113)	-
Other miscellaneous reserves	(32,188,067)	(2,880,031)	(35,068,098)
Total	(136,755,547)	61,966,306	(74,789,241)

	Balance as of		Balance as of
Other Reserves	1-1-2016	Changes	12-31-2016
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	19,691,866	(3,481,025)	16,210,841
Cash flow hedges	(205,691,575)	82,192,174	(123,499,401)
Remeasurement of available-for-sale financial assets	(1,046)	13	(1,033)
Other comprehensive income from non-current assets held for distribution to owners	(202,189,042)	204,911,155	2,722,113
Other miscellaneous reserves	(719,716,306)	687,528,239	(32,188,067)
Total	(1,107,906,103)	971,150,556	(136,755,547)

	Balance as of		Balance as of
Other Reserves	1-1-2015	Changes	12-31-2015
	ThCh$	ThCh$	ThCh$
Exchange differences on translation	(11,409,870)	31,101,736	19,691,866
Cash flow hedges	(117,559,279)	(88,132,296)	(205,691,575)
Remeasurement of available-for-sale financial assets	(1,020)	(26)	(1,046)
Other reserves within Equity related to non-current assets and disposal groups and liabilities associated held for sale or distribution to owners	-	(202,189,042)	(202,189,042)
Other miscellaneous reserves	(719,216,262)	(500,044)	(719,716,306)
Total	(848,186,431)	(259,719,672)	(1,107,906,103)

•	Reserves for Exchange differences on translation: These arise primarily from exchange differences relating to:
-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.7.3);
-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).
•	Cash flow hedges reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (see Notes 3.f.5 and 3.m).
•	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their effect on the available-for-sale investments (see Note 3.f.1).
23.6	Other miscellaneous reserves:

The main items of other miscellaneous reserves and their effects for the nine month periods ended December 31, 2017 and 2016, are the following:

	Balance as of	Balance as of
Other Miscellaneous Reserves	12-31-2017	12-31-2016
	ThCh$	ThCh$
Reserve for corporate reorganization ("Spin-Off") (1)	461,145,397	461,145,397
Reserve for transition to IFRS (2)	(493,425,043)	(493,425,043)
Reserve for subsidiaries transactions (3)	(4,047,287)	(4,047,287)
Other miscellaneous reserves (4)	1,258,835	4,138,866
Total	(35,068,098)	(32,188,067)

(1)

Reserve for corporate reorganization (Spin-Offs of companies) completed on March 1, 2016. Corresponds to the effects from the reorganization of the Company and the separation of the Chilean business into a new entity, Endesa Américas S.A. (see Note 5.2 and 23.1.1).

(2)

Reserve for transition to IFRS. In accordance with Official Bulletin No. 456 from the CMF, included in this line item is the price-level restatement of paid-in capital from the date of transition to IFRS, January 1, 2004, to December 31, 2008. Also, it is included the foreign currency translation difference at the date of transition to IFRS.

Please note that, while the Company adopted the IFRS as its statutory accounting standards on January 1, 2009, the date of transition to that international standard used was January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

(3)

Reserve from transactions with our subsidiaries. Corresponds to the effect of purchases of equity interests in subsidiaries that were accounted for as transactions between entities under common control.

(4)	Other miscellaneous reserves from transactions made in prior years.

23.7	Non-controlling interests

The details of non-controlling interests are as follows:

Non-Controlling Interests		% financial interest
		Equity		Profit (loss)
	Non-Controlling	12-31-2017	12-31-2016	12-31-2017	12-31-2016	12-31-2015
Company	Interests	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	7.35%	9,963,472	10,008,502	5,649,253	6,512,893	10,522,428
Compañía Eléctrica Tarapacá S.A.(*)	3.79%	-	-	-	-	4,144,136
GasAtacama Chile S.A. (*)	2.63%	17,532,754	18,789,260	1,439,148	2,547,670	-
Empresa Generadora de Energía Eléctrica S.A. (Emgesa S.A. E.S.P.)	73.13%	-	-	-	23,510,575	211,210,105
Generandes Perú S.A.	39.00%	-	-	-	5,488,220	22,882,930
Enel Generación Perú S. A. (formerly named Edegel S.A.A.)	16.40%	-	-	-	4,257,097	17,790,998
Chinango S.A.C.	20.00%	-	-	-	697,822	3,002,284
Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	24.32%	-	-	-	(1,729,294)	11,072,950
Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	32.33%	-	-	-	7,090,623	3,538,006
Others	-	-	-	-	498,339	252,534
Total		27,496,226	28,797,762	7,088,401	48,873,945	284,416,371

(*) On November 1, 2016 Inversiones Compañía Eléctrica Tarapacá S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor.

24.	REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended
Revenues	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Energy sales	1,457,671,722	1,516,688,442	1,474,818,366
Generation	1,457,671,722	1,516,688,442	1,474,818,366
Regulated customers	1,101,089,106	1,180,042,597	1,081,142,280
Non-regulated customers	285,623,737	234,641,908	243,596,910
Spot market sales	70,958,879	102,003,937	150,079,176
Other sales	94,452,287	64,638,599	24,293,133
Natural gas sales	91,652,707	64,443,715	23,797,122
Sales of products and services	2,799,580	194,884	496,011
Other services provided	46,908,131	58,632,774	40,866,012
Tolls and transmission	38,850,596	50,437,592	34,734,375
Other services	8,057,535	8,195,182	6,131,637
Total operating revenue	1,599,032,140	1,639,959,815	1,539,977,511

Other operating income	ThCh$	ThCh$	ThCh$
Commodity derivatives	20,328,649	10,794,682	1,820,371
Other income	15,576,299	8,972,832	2,012,435
Total Other operating income	35,904,948	19,767,514	3,832,806

25.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended
Raw Materials and Consumables	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Energy purchases	(346,954,692)	(335,731,822)	(320,731,795)
Fuel consumption	(280,739,362)	(295,148,838)	(327,502,996)
Transportation costs	(152,869,838)	(192,502,995)	(179,691,471)
Other raw materials and consumables	(123,414,114)	(71,676,459)	(52,964,961)
Total raw materials and consumables	(903,978,006)	(895,060,114)	(880,891,223)

26.	EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the years ended
Employee Benefits Expense	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Wages and salaries	(44,367,982)	(47,845,074)	(57,501,658)
Post-employment benefit obligations expense	(790,850)	(802,823)	(1,063,547)
Social security and other contributions	(6,524,962)	(7,031,344)	(5,603,779)
Other staff expenses	(2,538,676)	(4,670,831)	(6,800,373)
Total employee benefits expense	(54,222,470)	(60,350,072)	(70,969,357)

27.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended
Depreciation, amortization and impairment losses	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Depreciation	(114,203,295)	(130,397,533)	(123,336,695)
Amortization	(3,134,258)	(2,202,848)	(1,498,864)
Subtotal	(117,337,553)	(132,600,381)	(124,835,559)
(Impairment)/Reversal of impairment (*)	55,494	(30,785,531)	9,793,652
Total depreciation, amortization and impairment losses	(117,282,059)	(163,385,912)	(115,041,907)

	For the years ended
(1) (Impairment)/Reversal of impairment	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
(Impairment)/Reversal of impairment	55,494	-	-
(Charge)/Reversal of bad debt expense for financial assets	-	-	(371,558)
(Impairment)/Reversal of impairment of property, plant and equipment	-	(30,785,531)	10,165,210
Total	55,494	(30,785,531)	9,793,652

(*) See Note 15.7). 6, 7, 8 and 10

28.	OTHER EXPENSES BY NATURE

Other operating expenses for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the years ended
Other expenses by nature	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Professional, outsourced and other services	(27,666,155)	(31,529,339)	(35,580,482)
Other supplies and services	(18,746,799)	(16,538,925)	(17,249,969)
Insurance premiums	(12,479,501)	(15,963,457)	(14,750,997)
Taxes and charges	(3,411,239)	(3,589,932)	(5,897,231)
Repairs and maintenance	(2,183,793)	(2,467,908)	(3,277,318)
Marketing, public relations and advertising	(388,562)	(713,691)	(572,883)
Leases and rental costs	(3,606,514)	(1,229,779)	(1,240,625)
Environmental expenses	(3,862,251)	(1,341,773)	(2,806,941)
Huechún and Chillán projects written-off (*)	-	(2,549,926)	-
Current projects written-off (**)	(25,105,910)	(33,930,297)	(2,706,830)
Other supplies	(2,720,780)	(4,680,233)	(3,308,962)
Travel expenses	(1,925,277)	(1,974,202)	(2,057,192)
Indemnities and fines	(724,239)	(2,793,753)	(890,392)
Total other expenses by nature	(102,821,020)	(119,303,215)	(90,339,822)

(*) See Note 15.7). 9.

(**) See Note 15.7). 8, 9 and 10.

Research activities expenses amounted to ThCh$ 3,862,251, ThCh$ 1,341,773 and ThCh$ 2,806,341 for the years ended December 31, 2017, 2016 and 2015, respectively. (See Note 36).

29.	OTHER GAINS, NET

Other gains, net for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the years ended
Other gains (losses)	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Gain on disposal of Electrogas (*)	105,311,912	-	-
Gain on disposal of Sociedad Concesionaria Túnel El Melón S.A.	-	-	4,207,167
Gain on disposal of GNL Quintero (**)	-	121,325,018	0
Gain on sale of land	7,626,100	-	-
Other	150,857	165,956	(191,766)
Total other gains, net	113,088,869	121,490,974	4,015,401

(*) See Notes 5.2.

(**) See Note 12.1.b.

30.	FINANCIAL RESULTS

Financial income and costs for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the years ended
Financial Income	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	3,077,708	2,150,797	152,518
Other financial income	2,195,964	3,999,954	82,303
Total financial income	5,273,672	6,150,751	234,821

	For the years ended
Financial Costs	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Financial Costs	(50,851,829)	(55,701,778)	(64,206,719)
Bank loans	(261)	(2,033,835)	(129,350)
Secured and unsecured obligations	(42,708,253)	(44,268,489)	(51,697,708)
Valuation of financial derivatives	(1,067,820)	(824,922)	(1,725,211)
Post-employment benefit obligations	(691,075)	(705,211)	(759,311)
Capitalized borrowing costs (*)	4,078,463	3,001,211	2,221,329
Formalization of debts and other associated expenses	(836,174)	-	-
Other	(9,626,709)	(10,870,532)	(12,116,468)
Gains from indexed assets and liabilities, net (a)	145,608	606,075	3,600,187
Foreign currency exchange differences (a)	8,822,301	13,266,320	(53,880,472)
Positive	19,563,838	48,546,664	26,738,738
Negative	(10,741,537)	(35,280,344)	(80,619,210)
Total financial costs	(41,883,920)	(41,829,383)	(114,487,004)
Total financial results	(36,610,248)	(35,678,632)	(114,252,183)

(*) See Note 15.4.a)

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

	For the years ended
Gains from indexed assets and liabilities, net (a)	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Other financial assets (derivative instruments)	4,657,016	7,188,900	10,153,342
Other non-financial assets	-	-	819,503
Trade and other accounts receivable	-	452,440	526,361
Current tax receivables and liabilities	1,039,755	1,979,594	4,965,940
Other financial liabilities (financial debt and derivative instruments)	(5,551,163)	(9,014,859)	(12,864,959)
Other provisions	-	-	-
Total gains from indexed assets and liabilities, net	145,608	606,075	3,600,187

	For the years ended
Foreign currency exchange differences (b)	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	3,109,046	183,225	2,584,228
Other financial assets (derivative instruments)	10,895,862	25,048,205	10,637,768
Other non-financial assets	-	-	-
Trade and other accounts receivable	363,325	2,541,385	9,884,307
Current tax receivables and liabilities	(188,270)	-	-
Other financial liabilities (financial debt and derivative instruments)	(4,358,937)	(18,217,515)	(30,533,746)
Trade and other accounts payable	(998,725)	3,711,020	(46,453,029)
Total foreign currency exchange differences	8,822,301	13,266,320	(53,880,472)

31.	INCOME TAXES

The following table presents the components of the income tax expense/(benefit) recognized in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015:

	For the years ended
Current Income Tax and Adjustments to Current Income Tax for Previous	12-31-2017	12-31-2016	12-31-2015
Periods	ThCh$	ThCh$	ThCh$
Current income tax	(133,038,125)	(135,594,643)	(49,317,727)
Adjustments to current tax from the previous period	(24,409)	(295,585)	(7,068,433)
Expense for current income tax due to changes in tax rates or the introduction of new taxes	-	-	-
Current tax income/(expense) related to hedge accounting	18,309,177	23,630,564	(32,386,954)
Current tax expense, net	(114,753,357)	(112,259,664)	(88,773,114)
Expense from deferred taxes for origination and reversal of temporary differences	2,653,838	29,042,729	12,117,295
Expense for deferred income tax due to changes in tax rates or the introduction of new taxes	-	-	-
Total deferred tax benefit	2,653,838	29,042,729	12,117,295
Income tax expense, continuing operations	(112,099,519)	(83,216,935)	(76,655,819)

The principal temporary differences are detailed in Note 16.a.

The following table reconciles computed income tax expense resulting from applying the applicable statutory tax rate to “Profit before income taxes” and the actual income tax expense recognized in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015:

	Rate	12-31-2017	Rate	12-31-2016	Rate	12-31-2015
Reconciliation of Tax Expense	%	ThCh$	%	ThCh$	%	ThCh$
ACCOUNTING PROFIT BEFORE INCOME TAX		537,641,734		525,076,863		300,487,081
Total tax income (expense) using statutory rate	(25.50%)	(137,098,643)	(24.00%)	(126,018,446)	(22.50%)	(67,609,594)
Tax effect of rates applied in other countries	0.06%	328,968	0.06%	330,353	0.00%	-
Tax effect of non-taxable operations	6.43%	34,547,907	7.51%	39,421,280	0.70%	2,118,333
Tax effect of non-tax-deductible expenses	(3.09%)	(16,589,585)	(1.95%)	(10,216,591)	(3.47%)	(10,419,563)
Tax effect of adjustments to deferred taxes in previous periods	(0.00%)	(24,409)	(0.05%)	(295,585)	(2.35%)	(7,068,433)
Price level restatement for tax purposes (equity investments)	1.25%	6,736,243	2.58%	13,562,054	2.10%	6,323,438
Total adjustments to tax expense using statutory rates	4.65%	24,999,124	8.15%	42,801,511	(3.01%)	(9,046,225)
Actual income tax expense	(20.85%)	(112,099,519)	(15.85%)	(83,216,935)	(25.51%)	(76,655,819)

32.	SUPPLEMENTAL DISAGGREGATED FINANCIAL INFORMATION

In the development of its activity, the organization of Enel Generación Chile was previously organized on the basis of the priority focus on its main business, consisting of the generation of electrical energy. Bearing in mind the differentiated information that is analyzed by the Administration for decision making, the information by segments had been presented following a geographical distribution by country:

-	Chile.
-	Argentina. (discontinued)
-	Perú. (discontinued)
-	Colombia. (discontinued)

However, since the corporate reorganization was carried out (see note 5.3.), And operations outside Chile are presented as discontinued operations in the consolidated financial statements, the Group no longer has operating segments as defined by IFRS 8 "Segments". The financial information currently provided to the Administration for decision making is the same included in the Group's consolidated financial statements. The Company, for comparative purposes, has chosen to voluntarily present supplementary disaggregated information of the net results and cash flows related to discontinued operations, on a geographical basis. The accounting policies used to determine this supplementary disaggregated financial information are the same as those used in the preparation of the Group's consolidated financial statements.

The Group generates substantially all of its income from continuing operations in Chile. Likewise, in Chile there are substantially all non-current assets.

Supplementary financial information disaggregated (detail):

Country	Chile			Argentina			Colombia			Perú			Eliminations			Total
	As of 31, December			As of 31, December			As of 31, December			As of 31, December			As of 31, December			As of 31, December
STATEMENT OF INCOME	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES AND OTHER OPERATING INCOME	1,634,937,088	1,659,727,329	1,543,810,317	-	-	-	-	-	-	-	-	-	-	-	-	1,634,937,088	1,659,727,329	1,543,810,317
Revenues	1,599,032,140	1,639,959,815	1,539,977,511	-	-	-	-	-	-	-	-	-	-	-	-	1,599,032,140	1,639,959,815	1,539,977,511
Energy sales	1,457,671,722	1,516,688,442	1,474,818,366	-	-	-	-	-	-	-	-	-	-	-	-	1,457,671,722	1,516,688,442	1,474,818,366
Other sales	94,452,287	64,638,599	24,293,133	-	-	-	-	-	-	-	-	-	-	-	-	94,452,287	64,638,599	24,293,133
Other services rendered	46,908,131	58,632,774	40,866,012	-	-	-	-	-	-	-	-	-	-	-	-	46,908,131	58,632,774	40,866,012

Other operating income	35,904,948	19,767,514	3,832,806	-	-	-	-	-	-	-	-	-	-	-	-	35,904,948	19,767,514	3,832,806

RAW MATERIALS AND CONSUMABLES USED	(903,978,006)	(895,060,114)	(880,891,223)	-	-	-	-	-	-	-	-	-	-	-	-	(903,978,006)	(895,060,114)	(880,891,223)
Energy purchases	(346,954,692)	(335,731,822)	(320,731,795)	-	-	-	-	-	-	-	-	-	-	-	-	(346,954,692)	(335,731,822)	(320,731,795)
Fuel consumption	(280,739,362)	(295,148,838)	(327,502,996)	-	-	-	-	-	-	-	-	-	-	-	-	(280,739,362)	(295,148,838)	(327,502,996)
Transportation expenses	(152,869,838)	(192,502,995)	(179,691,471)	-	-	-	-	-	-	-	-	-	-	-	-	(152,869,838)	(192,502,995)	(179,691,471)
Other miscellaneous supplies and services	(123,414,114)	(71,676,459)	(52,964,961)	-	-	-	-	-	-	-	-	-	-	-	-	(123,414,114)	(71,676,459)	(52,964,961)

CONTRIBUTION MARGIN	730,959,082	764,667,215	662,919,094	-	-	-	-	-	-	-	-	-	-	-	-	730,959,082	764,667,215	662,919,094

Other work performed by the entity and capitalized	7,226,484	9,758,304	15,250,810	-	-	-	-	-	-	-	-	-	-	-	-	7,226,484	9,758,304	15,250,810
Employee benefit expense	(54,222,470)	(60,350,072)	(70,969,357)	-	-	-	-	-	-	-	-	-	-	-	-	(54,222,470)	(60,350,072)	(70,969,357)
Other expenses	(102,821,020)	(119,303,215)	(90,339,822)	-	-	-	-	-	-	-	-	-	-	-	-	(102,821,020)	(119,303,215)	(90,339,822)

GROSS OPERATING INCOME	581,142,076	594,772,232	516,860,725	-	-	-	-	-	-	-	-	-	-	-	-	581,142,076	594,772,232	516,860,725

Depreciation and amortization expense	(117,337,553)	(132,600,381)	(124,835,559)	-	-	-	-	-	-	-	-	-	-	-	-	(117,337,553)	(132,600,381)	(124,835,559)
Impairment losses (reversals of impairment losses) recognized in profit or loss	55,494	(30,785,531)	9,793,652	-	-	-	-	-	-	-	-	-	-	-	-	55,494	(30,785,531)	9,793,652
								-	-
OPERATING INCOME	463,860,017	431,386,320	401,818,818	-	-	-	-	-	-	-	-	-	-	-	-	463,860,017	431,386,320	401,818,818

FINANCIAL RESULT	(36,610,248)	(35,678,632)	(114,252,183)	-	-	-	-	-	-	-	-	-	-	-	-	(36,610,248)	(35,678,632)	(114,252,183)
Financial income	5,273,672	6,150,751	234,821	-	-	-	-	-	-	-	-	-	-	-	-	5,273,672	6,150,751	234,821
Income from deposits and other financial instruments	3,077,708	2,150,797	152,518	-	-	-	-	-	-	-	-	-	-	-	-	3,077,708	2,150,797	152,518
Other financial income	2,195,964	3,999,954	82,303	-	-	-	-	-	-	-	-	-	-	-	-	2,195,964	3,999,954	82,303
Financial costs	(50,851,829)	(55,701,778)	(64,206,719)	-	-	-	-	-	-	-	-	-	-	-	-	(50,851,829)	(55,701,778)	(64,206,719)
Bank borrowings	(261)	(2,033,835)	(129,350)	-	-	-	-	-	-	-	-	-	-	-	-	(261)	(2,033,835)	(129,350)
Secured and unsecured obligations	(42,708,253)	(44,268,489)	(51,697,708)	-	-	-	-	-	-	-	-	-	-	-	-	(42,708,253)	(44,268,489)	(51,697,708)
Other	(8,143,315)	(9,399,454)	(12,379,661)	-	-	-	-	-	-	-	-	-	-	-	-	(8,143,315)	(9,399,454)	(12,379,661)
Gains (losses) from indexed assets and liabilities	145,608	606,075	3,600,187	-	-	-	-	-	-	-	-	-	-	-	-	145,608	606,075	3,600,187
Foreign currency exchange differences	8,822,301	13,266,320	(53,880,472)	-	-	-	-	-	-	-	-	-	-	-	-	8,822,301	13,266,320	(53,880,472)
Positive	19,563,838	48,546,664	26,738,738	-	-	-	-	-	-	-	-	-	-	-	-	19,563,838	48,546,664	26,738,738
Negative	(10,741,537)	(35,280,344)	(80,619,210)	-	-	-	-	-	-	-	-	-	-	-	-	(10,741,537)	(35,280,344)	(80,619,210)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	(2,696,904)	7,878,201	8,905,045	-	-	-	-	-	-	-	-	-	-	-	-	(2,696,904)	7,878,201	8,905,045
Other gains (losses)	113,088,869	121,490,974	4,015,401	-	-	-	-	-	-	-	-	-	-	-	-	113,088,869	121,490,974	4,015,401
Gain (loss) from other investments	105,462,769	121,457,430	4,309,205	-	-	-	-	-	-	-	-	-	-	-	-	105,462,769	121,457,430	4,309,205
Gain (loss) from the sale of property, plant and equipment	7,626,100	33,544	(293,804)	-	-	-	-	-	-	-	-	-	-	-	-	7,626,100	33,544	(293,804)

INCOME BEFORE TAX	537,641,734	525,076,863	300,487,081	-	-	-	-	-	-	-	-	-	-	-	-	537,641,734	525,076,863	300,487,081

Income tax	(112,099,519)	(83,216,935)	(76,655,819)	-	-	-	-	-	-	-	-	-	-	-	-	(112,099,519)	(83,216,935)	(76,655,819)

Net income from continuing operations	425,542,215	441,859,928	223,831,262	-	-	-	-	-	-	-	-	-	-	-	-	425,542,215	441,859,928	223,831,262
Net income from discontinued operations	-	5,889,236	(5,111,984)	-	15,063,586	109,339,865	-	32,152,791	211,906,861	-	26,466,832	95,054,809	-	-	-	-	79,572,445	411,189,551
NET INCOME	425,542,215	447,749,164	218,719,278	-	15,063,586	109,339,865	-	32,152,791	211,906,861	-	26,466,832	95,054,809	-	-	-	425,542,215	521,432,373	635,020,813

Net income attributable to:	425,542,215	447,749,164	218,719,278	-	15,063,586	109,339,865	-	32,152,791	211,906,861	-	26,466,832	95,054,809	-	-	-	425,542,215	521,432,373	635,020,813
Shareholders of Enel Chile																418,453,814	472,558,428	392,868,115
Non-controlling interests																7,088,401	48,873,945	242,152,698

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
STATEMENT OF CASH FLOW	12-31-2017	12-31-2016	12-31-2015	12-31-2017	12-31-2016	12-31-2015	12-31-2017	12-31-2016	12-31-2015	12-31-2017	12-31-2016	12-31-2015	12-31-2017	12-31-2016	12-31-2015	12-31-2017	12-31-2016	12-31-2015
STATEMENT OF CASH FLOW	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash provided by (used in) operating activities	488,167,382	490,177,558	433,106,626	-	13,638,776	71,449,572	-	47,055,127	254,539,609	-	8,317,128	144,659,247	-	-	(2,540,818)	488,167,382	559,188,589	901,214,236
Net cash (used in) provided by investing activities	(91,867,647)	(34,631,759)	(132,241,285)	-	(5,901,336)	(50,193,057)	-	(16,448,412)	(159,371,575)	-	(3,598,013)	(32,455,858)	-	-	(114,333,695)	(91,867,647)	(60,579,520)	(488,595,470)
Net cash (used in) provided by financing activities	(301,835,211)	(388,561,440)	(302,477,643)	-	(17,813,237)	(18,352,756)	-	(90,476,446)	(259,847,758)	-	(22,802,105)	(141,981,410)	-	-	116,874,513	(301,835,211)	(519,653,228)	(605,785,054)

33.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

33.1 Direct guarantees

As of December 31, 2017 and 2016 no property, plant and equipment was pledged as security for liabilities.

As of December 31, 2017 and 2016, the Group had future energy purchase commitments totaled ThCh$ 3,938,524,357 and ThCh$ 3,981,128,504, respectively.

33.2	Indirect guarantees

There were no indirect guarantees as of December 31, 2017 and 2016.

33.3	Litigation and arbitration

As of the date of these consolidated financial statements, the most relevant litigation involving the Group are as follows:

Pending lawsuits of the Company and Subsidiaries

1.

Enel Generación Chile S.A.: In 2005, three lawsuits were filed against Enel Generación Chile S.A., the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Enel Generación Chile S.A. to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Enel Generación Chile S.A.’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against Enel Generación Chile S.A. that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Enel Generación Chile S.A. filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending. In parallel, on June 9, 2017 the Court of Appeals issued a complementary ruling rejecting the claims for compensation for damages on the ground that there were no damages affecting the defendants, Enel Generación Chile S.A. filed an appeal, which is still pending resolution. Notwithstanding the foregoing, on January 29, 2018, the Board of Enel Generación Chile SA unanimously agreed to stop and abandon the development of the hydroelectric projects of Neltume and Choshuenco for not being economically viable, so this judicial contingency is over. We must remember that the judicial plaintiffs had requested the declaration by a court that the water right is null.

2.

GasAtacama Chile S.A.: On May 23, 2016 the Superintendency of Electricity and Fuels by means of ORD No. 5,705, filed charges against GasAtacama Chile S.A., for providing allegedly erroneous information to national centralizing operating agent CDEC-SING regarding the Minimum Technical (MT) and Average Time of Operation (TMO) parameters during the period from January 1, 2011 to October 29, 2015. GasAtacama Chile S.A. submitted its objections, which were rejected through notification by the Superintendency’s Resolution No. 014606 dated August 4, 2016, setting a fine for UTM 120,000. Disagreeing with the Superintendency’s resolution applying the fine in question, GasAtacama Chile S.A. filed an appeal for reinstatement filed before the Superintendency, which was rejected by the Superintendency through Resolution No. 15908, dated November 2, 2016, confirming the totality of the fine imposed. In opposition to the aforementioned resolution, GasAtacama Chile S.A. filed an illegality claim before the Court of Appeals of Santiago, recognizing provision for 25% of the fine. To date, the claim of illegality is pending resolution by the Court of Appeals of Santiago. The loss contingency rating on this issue is probable because although the contingency was assessed on the basis that the fine imposed does not meet the legal requirement, nevertheless we had to make provisions for 50% of the fine, for the single fact of the application of the fine by the State Regulator. The basis for recognizing half of the risk lies in the fact that we have sued the Superintendence of Electricity and Fuels, before the Courts of Justice, requesting the annulment of the fine because it has no legal basis.

33.4	Financial restrictions

A number of the Group’s loan agreements include the obligation to comply with certain financial covenants, which is normal for the contracts of this nature. There are also affirmative and negative ratios requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1)	Cross Default

Some of the financial debt contracts of the Company contain cross default clauses. The domestic credit line agreement governed by Chilean law, which the Company signed in March 2016 for UF 2.8 million, stipulate that cross default arises only in the event of non-compliance by the borrower itself, with no reference made to its subsidiaries; i.e., the Company. In order to accelerate payment of the debt in this credit line due to cross default originating from other debt, the amount overdue of a debt must exceed US$ 50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiry of grace periods. This credit line has not been drawn upon.

The Company’s international credit line governed by New York State law, which was signed in February 2016 expiring in February 2020, also makes no reference to its subsidiaries, thus, cross default is only triggered in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under these credit lines due to cross default originated from other debt, the amount in default must exceed US$50 million or its equivalent in other currencies, and other additional conditions must be met, including the expiration of grace periods (if any), and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. As of December 31, 2017, these credit lines have not been drawn upon.

Regarding the bond issues of the Company registered with the United States Securities and Exchange Commission (the “SEC”), commonly called “Yankee bonds”, a cross default can be triggered by another debt of the Company or of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$ 30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Company’s Yankee bonds. The Company’s Yankee bonds mature in 2024, 2027, 2037 and 2097. Specifically for those maturing in 2024 (issued in April 2014), the threshold for triggering cross default increased to US$ 50 million or its equivalent in other currencies. As of December 31, 2017, the outstanding amount of Yankee bonds totals ThCh$ 438,757,209.

The bonds of the Company issued in Chile state that cross default can be triggered only by the default of the issuer in cases where the amount overdue exceeds US$50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the bondholders of a certain series. As of December 31, 2017, the outstanding amount owed of domestic bonds totals ThCh$324,822,376.

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

The Company bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company, and Non-controlling interests. As of December 31, 2017, the ratio was 0.28.

-

Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of the parent company. As of December 31, 2017, the equity attributable to shareholders of the Company was Ch$ 1,961,517,7272 million.

-

Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associates, and

ii) Financial expenses; both items refer to the period of four consecutive quarters ending at the close of the quarter being reported. For the year ended December 31, 2017, this ratio was 11.55.
-

Net Asset Position with Related Parties: A net asset position must be maintained with related parties of no more than a hundred million dollars. The Net asset position with related parties is the difference between i) the sum of Accounts receivable from related entities, Current, accounts receivable from related entities, non-current, less transactions in the ordinary course of business of less than 180 days term, short-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and long-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of the Company in which Enel Américas S.A. has no participation, and long-term transactions of associates of the Company in which Enel Américas S.A. has no participation. As of December 31, 2017, using the exchange rate prevailing on that date, the net asset position with related parties was a negative US$ 83.39 million, indicating that Enel Américas S.A. is a net debtor of the Company.

Series M

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities and Equity. As of December 31, 2017, the debt ratio was 0.28.

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

The Company’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in July 2019 and February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

-

Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net Equity is the sum of the Equity attributable to the shareholders of the Company, and Non-controlling interests. As of December 31, 2017, the ratio was 0.39.

-

Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses/(reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of December 31, 2017, the Debt/EBITDA ratio was 1.34.

Yankee Bonds are not subject to financial covenants.

As of December 31, 2017, the most restrictive financial covenant was the Debt Equity Ratio requirement for three credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of December 31, 2017 and 2016, no company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

Guarantees Committed to Third Parties, Other Assets and Contingent Liabilities and Other Commitments.

As of December 31, 2017 and December 31, 2016, Enel Generación Chile did not have fixed assets taxed as collateral for liabilities.

As of December 31, 2017, Enel Generación Chile had future commitments to purchase energy for an amount of ThCh $ 2,817,983 (ThCh $ 3,981,129 as of December 31, 2016).

34.PERSONNEL FIGURES

The Group personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2017 and 2016:

	As of and for the year ended 12-31-2017
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	24	772	27	823	842
Argentina	-	23	2	25	25
Total	24	795	29	848	867

	As of and for the year ended 12-31-2016
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	25	798	34	857	910
Argentina	-	26	-	26	27
Total	25	824	34	883	937

It is important to note that the Group’ operations outside of Chile, beginning on March 1, 2016, are part of the new company named Endesa Américas S.A. (See Notes 3.j and 4.2 and Appendix 2).

35.	SANCTIONS

The following Group’s subsidiaries have received sanctions from administrative authorities:

35.1. Enel Generación Chile

As of December 31, 2017, the illegality claims against Resolution No. 2658 of Biobío’s Secretary of Health Ministry imposing a fine of UTM 500 (ThCh$23,347) for alleged infractions of Enel Generación Chile S.A. related to asbestos removal approved by the Health authority.

Additionally, at the same date, it is still pending the reposition filed in the sanitary summary procedure initiated by the inspection document No. 0788, coming from the Antofagasta’s Health Secretary, which imposed on the company a fine of 200 UTM (ThCh$9,339), which payment is still pending.

Finally, there is sanction initiated by the Coquimbo’s Secretary of Health Ministry imposing a fine of UTM 500 (ThCh$23,347) related to alleged infractions safety work standards.

35.2. GasAtacama Chile S.A.

As of December 31, 2017, the Superintendency of Electricity and Fuels fined GasAtacama Chile S.A. for a total amount of 400 UTM (ThCh$18,492). This amount has already been paid.

It is also pending the resolution of an illegality claim filed by GasAtacama Chile S.A. against the Superintendency of Electricity and Fuels Resolution No. 15908 “CELTA”, dated November 2, 2016. This resolution imposed a fine of 120,000UTM (ThCh$5,541,960). This sanction is currently being appealed before the Santiago Court of Appeals.

Addtionally, there are pending four non significants repositions claimed against the Tarapaca’s Health Secretary’s resolutions, through inspections records No. 3648742, 011599, 10066 and 766, that imposed fines on GasAtacama Chile S.A. for 500 UTM (ThCh$23,347) each.

36.	ENVIRONMENT

Environmental expenses for the years ended December 31, 2017, 2016 and 2015, are as follows:

	Project Name	Project Description	Project Status [Terminated In Process]	12-31-2017				12-31-2016
Company				ThCh$				ThCh$
				Total Disbursements	Amounts Capitalized	Expenses	Total Disbursements	Total disbursements previous period
Gas Atacama Chile	Environmental monitoring	Environmental monitoring	In process	1,463,204	-	1,463,204	1,463,204	-
	Normalization CEMS	Normalization of warehouses, environmental management	In process	1,021,630	1,021,630		1,021,630
Pehuenche	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	6,787	-	6,787	6,787	6,515
Eólica Canela	Improving reforested sectors	Environmental maintenance	In process	104,810	104,810	-	104,810	-
	Environmental expenditures in power plants.	Analysis and monitoring of water quality and Canela's hygienic maintenance	In process	18,347	-	18,347	18,347	94,770
Enel Generación Chile S.A	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	1,252,355	-	1,252,355	1,252,355	567,616
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants.	In process	251,277	-	251,277	251,277	181,644
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants Estudios, monitoreos, análisis de laboratorio, retiro y disposición final de residuos sólidos en centrales termoeléctricas (C.T.)	In process	870,281	-	870,281	870,281	243,264
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	5,075,137	5,075,137	-	5,075,137	4,497,330
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In process	1,290,133	1,290,133	-	1,290,133	3,173,813
			Total	11,353,961	7,491,710	3,862,251	11,353,961	8,764,952

	Project Name	Project Description	Project Status [Terminated, In Process]	12-31-2016				12-31-2015
Company				Total Disbursements	Amounts Capitalized	Expenses	Total Disbursements	ThCh$
				ThCh$	ThCh$	ThCh$	ThCh$	Total disbursements previous period
Pehuenche	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	6,515	-	6,515	6,515	16,877
Enel Generación Chile S.A	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	567,616	-	567,616	567,616	196,060
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants.	In process	181,644	-	181,644	181,644	127,053
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants Estudios, monitoreos, análisis de laboratorio, retiro y disposición final de residuos sólidos en centrales termoeléctricas (C.T.)	In process	243,264	-	243,264	243,264	-
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	4,497,330	4,497,330	-	4,497,330
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In process	3,173,813	3,173,813	-	3,173,813	11,376
Gas Atacama Chile	Studies, monitoring and waste disposal	Hygiene, waste treatment, management system and pest control	Terminated	78,221	-	78,221	78,221	2,457,430
	Studies, monitoring and laboratory analysis	Removal and final disposal of solid waste in thermal power plants	In process	169,743	-	169,743	169,743	-
	Coal-fired power stationsCentrales a carbón	Emissions Standard (Desox and Denox Tarapacá)	In process	27,648,451	27,648,451	-	27,648,451	-
	ZLD plant (studies)	ZLD plant (studies)	Terminated	13,470	13,470	-	13,470	1,051,017
Eólica Canela	Environmental expenditures in power plants.	Analysis and monitoring of water quality and Canela's hygienic maintenance.	In process	94,770	-	94,770	94,770	12
			Total	36,674,837	35,333,064	1,341,773	36,674,837	3,859,825

Company	Project Name	Project Description	Project Status [Terminated, In Process]	12-31-2015
				Total Disbursements	Amounts Capitalized	Expenses	Total Disbursements	Total disbursements previous period
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Pehuenche	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	16,877	-	16,877	-	16,877
	Investments in Central Hydroelectric Plants	Regularization fuel facilities; Regularization water and sewer system; Regularization collection wells; Fabrication and installation cubits acid spill; Normalization fenced site archeology	In process	361,712	361,712	-	-	361,712
Enel Generación Chile S.A	Central Environmental Costs	Waste treatment, sanitation	In process	2,455,575	-	2,455,575	-	2,455,575
	CT Bocamina	Emissions monitoring, CEMS project, NOX abatement	In process	1,855	1,855	-	-	1,855
	Cems project	Cems C.T. Quintero project	In process	33	33	-	-	33
	Cems project	Cems C.T. San Isidro II project	In process	16	16	-	-	16
	Cems project	Cems C.T. Tal Tal project	In process	12	12	-	-	12
	Regularizations C.H.	Regularizations C.H.	In process	155,485	155,485	-	-	155,485
	Regularizations C.H. Ralco	Social Afforestation Program and Restorations Palmucho Chenqueco bypass road; Bridge reconstruction Lonquimay.	In process	1,051,017	61	-	-	1,051,017
Compañía Electrica Tarapacá S.A.	Waste	Studies, monitoring, laboratory analysis and waste disposal retirement	Terminated	196,060	-	196,060	-	196,060
	Waste treatment	Removal of non-hazardous household and industrial waste	Terminated	127,053	-	127,053	-	127,053
	Abatement Nox (LNF burners + OFA), desulfurizer and monitoring CEMS emissions	Abatement Nox (LNF burners + OFA), desulfurizer and monitoring CEMS emissions	Terminated	9,624	9,624	-	-	9,624
	Afforestation (RCA) Water Eyes	Afforestation (RCA) Water Eyes	Terminated	27,032	27,032	-	-	27,032
Eólica Canela	Central Environmental expenses	Analysis and monitoring water quality and Sanitation Canela	In process	11,376	-	11,376	-	11,376
Total				4,413,727	555,830	2,806,941	-	4,413,727

37.	FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of and for the years ended December 31, 2017, 2016 and 2015 the summarized financial information of our principal subsidiaries under IFRS is as follows:

As of and for the year ended 12-31-2017	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	35,369,243	186,760,346	222,129,589	(38,310,560)	(48,261,590)	(135,557,439)	(222,129,589)	152,501,383	(36,289,330)	76,860,591	-	76,860,591
Group Inversiones GasAtacama Holding Ltda.	Consolidated	182,143,224	611,319,090	793,462,314	(75,370,131)	(83,894,881)	(634,197,303)	(793,462,315)	307,272,380	(170,752,796)	54,725,392	(3,338,115)	51,387,277

As of and for the year ended 12-31-2016	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	35,730,340	193,496,141	229,226,481	(43,012,321)	(50,044,060)	(136,170,100)	(229,226,481)	155,568,982	(23,529,449)	88,610,786	-	88,610,786
Compañía Eléctrica Tarapacá S.A.	Consolidated	-	-	-	-	-	-	-	219,980,554	(139,960,874)	61,981,668	(924,812)	61,056,856
Group Inversiones GasAtacama Holding Ltda.	Consolidated	195,487,529	662,442,813	857,930,342	(86,380,335)	(89,573,087)	(681,976,920)	(857,930,342)	173,489,754	(87,098,923)	43,329,082	(1,779,413)	41,549,669

As of and for the year ended 12-31-2015	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Subsidiaries within continuing operations
Empresa Eléctrica Pehuenche S.A.	Separate	63,745,589	201,366,300	265,111,889	(62,820,897)	(51,972,920)	(150,318,072)	(265,111,889)	193,189,705	(28,569,912)	118,016,421	33,526	118,049,947
Compañía Eléctrica de Tarapacá S.A.	Separate	82,875,363	509,275,829	592,151,192	(115,138,485)	(44,379,433)	(432,633,274)	(592,151,192)	230,852,534	(139,555,849)	70,262,390	(624)	70,261,766
Inversiones GasAtacama Holding Ltda. Group	Consolidated	245,456,212	207,236,190	452,692,402	(24,048,629)	(49,959,438)	(378,684,335)	(452,692,402)	183,015,183	(110,330,364)	46,215,560	(3,059,806)	43,155,754
Subsidiaries within discontinued operations
Enel Argentina S.A. (formerly named Endesa Argentina S.A.)	Separate	1,814,204	32,328,045	34,142,249	(616,318)	-	(33,525,931)	(34,142,249)	-	-	622,972	(10,352,540)	(9,729,568)
Enel Generación Costanera S.A. (formerly named Central CostaneraS.A.)	Separate	27,559,412	142,918,106	170,477,518	(102,001,988)	(53,611,202)	(14,864,328)	(170,477,518)	100,856,664	(4,598,130)	(998,809)	(4,729,767)	(5,728,576)
Hidroinvest S.A.	Separate	575,373	11,429,899	12,005,272	(452,427)	-	(11,552,845)	(12,005,272)	-	-	21,877	(3,570,020)	(3,548,143)
Enel Generación el Chocón S.A. (formerly named Hidroeléctrica ElChocón S.A.)	Separate	44,240,854	240,460,115	284,700,969	(71,433,902)	(63,908,193)	(149,358,874)	(284,700,969)	40,004,655	(4,574,336)	110,802,880	(44,667,506)	66,135,374
Southem Cone Power Argentina S.A.	Separate	8,003	575,537	583,540	(12,826)	-	(570,714)	(583,540)	-	-	(7,151)	(176,471)	(183,622)
Empresa Generadora de Energía Eléctrica S.A.	Separate	172,918,511	1,803,546,987	1,976,465,498	(349,736,334)	(831,187,906)	(795,541,258)	(1,976,465,498)	778,768,426	(321,664,855)	211,896,264	(91,252,276)	120,643,988
Generandes Perú S.A.	Separate	1,945,582	225,170,087	227,115,669	(1,364,513)	-	(225,751,156)	(227,115,669)	-	-	42,044,140	4,890,902	46,935,042
Enel Generación Perú S. A. (formerly named Edegel S.A.A.)	Separate	111,421,412	723,995,979	835,417,391	(117,775,269)	(188,814,672)	(528,827,450)	(835,417,391)	343,761,564	(143,234,611)	91,161,037	4,059,334	95,220,371
Chinango S.A.C.	Separate	7,647,526	112,688,111	120,335,637	(8,369,365)	(40,621,719)	(71,344,553)	(120,335,637)	39,114,967	(8,235,270)	15,210,089	(708,295)	14,501,794
Generandes Perú Group	Consolidated	120,047,319	808,405,916	928,453,235	(126,541,945)	(229,436,392)	(572,474,899)	(928,453,236)	382,452,709	(151,046,058)	95,054,809	(9,131,696)	85,923,113
Enel Argentina S.A. (formerly named Endesa Argentina S.A.) Group	Consolidated	73,348,681	385,562,798	458,911,479	(173,663,474)	(115,955,351)	(169,292,654)	(458,911,479)	140,398,933	(9,172,466)	109,347,016	(50,970,094)	58,376,922

38.	SUBSEQUENT EVENTS
-

Enel Generación Chile S.A. board in an ordinary meeting held on January 29, 2018, after a lengthy discussion, unanimously agreed to detain and abandon the development of the Neltume and Choshuenco hydroelectric projects because of its economic infeasibility, recognizing a loss for ThCh$ 25,106. This affects the Company’s net results in its Consolidated Financial Statements for the year ended December 2017.

Additionally, the Directors Board unanimously agreed to return those projects water rights to the Chilean State

-	Regarding the tender offer that Enel Chile S.A. has made for the all the shares and American Depositary Shares issued by Enel Generación Chile S.A.:

On February 21, 2018, and in accordance with the provisions of article 207 letter c) of Law 18,045, the Company has received the individual reports of the Directors of the Company, Sirs Enrique Cibié Bluth, Jorge Atton Palma, Julio Pellegrini Vial, Giuseppe Conti, Umberto Magrini, Luca Noviello, Francesco Giorgianni, Mauro Di Carlo and Fabrizio Barderi.

Likewise, in compliance with the provisions of article 207 letter c), was placed on the record a copy of the reports and the prospectus of the Tender Offer, referred to in article 203 of Law 18.045, which are available to the public and shareholders on the Company's website www.enelgereración.cl.

-

On March 25, 2018, Enel Chile S.A., our parent company, informed as a significant event in relation to the Reorganization process approved by the Extraordinary Shareholders' Meeting held on December 20, 2017 (the "Meeting"):

I.

In compliance with article 212 of Law No. 18,045 of the Securities Market, Enel Chile, dated March 25, 2018, published in the new spapers "El Mercurio de Santiago" and "La Tercera" the corresponding result notice for its offer to acquire up to all of the shares issued by Enel Generación Chile S.A. that are not owned by Enel Chile S.A., that is, 3,282,265,786 shares issued by Enel Generación Chile, which are equivalent to 40.02% of the shares issued by said company, declaring successful the aforementioned offer, according to its terms and conditions.

Pursuant to the Enel Generación Chile Tender Offer, Enel Chile acquires for itself 2,753,096,167 shares issued by Enel Generación Chile (including those shares represented by the American Depositary Shares ("ADS") '), acquired by virtue of a Public Offer of Acquisition of Shares carried out in the United States of America), equivalent to 33.6% of the subscribed and paid shares issued by Enel Generación Chile. In this way, Enel Chile becomes the owner of a total of 7,672,584,961 shares issued by Enel Generación Chile (including those shares represented by the acquired ADSs). Consequently, the control percentage reached by Enel Chile corresponds to 93.55% of the subscribed and paid capital of Enel Generación Chile.

Therefore, Enel Chile declares unsuccessful each and every one of the conditions and stages that make up the corporate reorganization approved by the Meeting, for which it declares the resolution condition of the capital increase of Enel Chile approved at the Meeting to be unsuccessful.

Thus, each of the stages that make up the Reorganization will have its effects on the dates that, for each case, are indicated below:

a)

Merger: The merger by incorporation of Enel Green Power Latin America S.A. ("Enel Green Power") in Enel Chile (the "Fusion"), will take effect on April 2, 2018, that is, the first business day of the month following the date on which Enel Chile has published the Notice of Result provided by article 212 of the Securities Market Law, declaring the Enel Generación Chile Tender Offer successful. On that date, Enel Chile will acquire all the assets and liabilities of Enel Green Power and will succeed it in all its rights and obligations, joining Enel Chile all the shareholders and equity of Enel Green Power, which, as a consequence of the above, it will be dissolved as of right, without the need for its liquidation.

b)

Capital Increase of Enel Chile: The resolution condition applicable to the capital increase of Enel Chile approved at the Meeting for, among other objects, having sufficient shares to be delivered on the occasion of the Enel Generación Chile Tender Offer is declared unsuccessful. By virtue of the foregoing, as of April 2, 2018, the shareholders or third parties that exercised their pre-emptive subscription rights during the period of preferential option ended on March 16, 2018, may concur to grant the subscription of corresponding shares and proceed to the payment of the shares subscribed by them. The subscription agreements of shares will have their effects from the date of their granting, date in which they will be delivered the subscribed and paid shares for each one of them.

c)

Enel Generation Chile Tender Offer: In accordance with article 212 of Law No. 18,045 of the Securities Market, the date of acceptance of the Tender Enel Generation Chile by the shareholders of said company and of the execution of the sale of shares sold under Tender Offer Generation has been made on the date of publication of the Notice of Result. Notwithstanding the foregoing, the payment of the price of Enel Generación Chile Tender Offer and subscription of first issue shares of Enel Chile, will be made on April 2, 2018, in accordance with the terms and conditions described in the Enel Generation Chile Tender Offer prospectus. As of this date, the shareholders register of Enel Generación Chile was updated.

d)

Modification of Bylaws of Enel Generación Chile: The modification of the bylaws of Enel Generación Chile approved by an extraordinary shareholders' meeting of said company held on December 20, 2017, takes effect on March 25, 2018, the date on which is published the Notice of Result that provides the article 212 of the Securities Market Law declaring the Enel Generation Chile Tender Offer successful.

II.

Finally, and in accordance with Ordinary Letter No. 32,435 issued by the CMF, dated November 7, 2017, the price of the shares of dissident shareholders who exercised their The right to withdraw from Enel Chile as a consequence of the approval of the Merger will be paid by Enel Chile from the date on which the Merger takes effect in accordance with the terms and conditions agreed upon at the Meeting, that is, to of April 2, 2018 with its corresponding readjustments and interests.

-

On March 26, 2018, Enel Generación Chile S.A. informed as a significant event as indicated by Enel Chile in the aforementioned essential fact, the modification of the bylaws of Enel Generación approved at the Meeting taking effect on March 25, 2018.

There have been no other subsequent events that have occurred between January 1, 2018 and the date of these consolidated financial statements were approved for issuance board of the Directors of the Company.

APPENDIX 1 GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries”. It presents the Group’s percentage of control in each subsidiary.

Taxpayer ID		Functional	% of control as of 12-31-2017			% of control as of 12-31-2016
No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
76.003.204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	0.00%	0.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
96.830.980-3	GasAtacama Chile S.A.	US Dóllar	0.00%	100.00%	100.00%	0.00%	97.37%	97.37%	Subsidiary	Chile	Management of Companies
78.952.420-3	Gasoducto Atacama Argentina S.A. (1)	US Dóllar	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation

(1)	The company ceased to be a subsidiary in 2016 and became an investment in associate. Significant influence is exercised through Enel Generación Chile’s control.

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”

Exclusion from the scope of consolidation for the years ended December 31, 2017 and 2016.

	For the year ended 12-31-2017				For the year ended 12-31-2016
Company	% ownership interest				% ownership interest
	Direct	Indirect	Total	Consolidation method	Direct	Indirect	Total	Consolidation method
Central Eólica Canela S.A.(1)	0.00%	75.00%	75.00%	Full Integration	-	-	-	Full Integration
Electrogas S.A. (2)	0.00%	42.50%	42.50%	Equity method	-	-	-	Equity method
Gasoducto TalTal S.A.	0.00%	0.00%	0.00%	Full Integration	-	100.00%	100.00%	Full Integration
GNL Norte S.A.	0.00%	0.00%	0.00%	Full Integration	-	100.00%	100.00%	Full Integration
Progas S.A.	0.00%	0.00%	0.00%	Full Integration	-	100.00%	100.00%	Full Integration
GNL Quintero S.A.(3)	0.00%	0.00%	0.00%	Equity method	-	20.00%	20.00%	Equity method
Compañía Eléctrica Tarapacá S.A.	0.00%	0.00%	0.00%	Full Integration	96.21%	0.00%	96.21%	Full Integration
Inversiones GasAtacama Holding Ltda.	0.00%	0.00%	0.00%	Full Integration	50.00%	50.00%	100.00%	Full Integration
GasAtacama S.A.	0.00%	0.00%	0.00%	Full Integration	0.00%	100.00%	100.00%	Full Integration
Southern Cone Power Argentina S.A. (6)	0.00%	0.00%	0.00%	Full Integration	98.00%	2.00%	100.00%	Full Integration
Emgesa S.A. E.S.P. (4)	0.00%	0.00%	0.00%	Full Integration	56.43%	0.00%	56.43%	Full Integration
Emgesa Panama S.A. (4)	0.00%	0.00%	0.00%	Full Integration	0.00%	56.43%	56.43%	Full Integration
Sociedad Portuaria Central Cartagena S.A.(4)	0.00%	0.00%	0.00%	Full Integration	0.00%	94.95%	94.95%	Full Integration
Enel Generación el Chocón S.A. (ex - Hidroeléctrica El Chocón S.A.) (4)	0.00%	0.00%	0.00%	Full Integration	2.48%	65.19%	67.67%	Full Integration
Hidroinvest S.A. (4)	0.00%	0.00%	0.00%	Full Integration	41.94%	54.15%	96.09%	Full Integration
Enel Generación Costanera S.A. (ex - Central Costanera S.A.)	0.00%	0.00%	0.00%	Full Integration	24.85%	50.82%	75.67%	Full Integration
Ingendesa do Brasil Ltda. (4)	0.00%	0.00%	0.00%	Full Integration	1.00%	99.00%	100.00%	Full Integration
Enel Generación Perú S.A (ex - Edegel) (4)	0.00%	0.00%	0.00%	Full Integration	29.40%	54.20%	83.60%	Full Integration
Chinango S.A.C. (4)	0.00%	0.00%	0.00%	Full Integration	0.00%	80.00%	80.00%	Full Integration
Generandes Perú S.A. (4)	0.00%	0.00%	0.00%	Full Integration	61.00%	0.00%	61.00%	Full Integration
Distrilec Inversora S.A. (4)	0.00%	0.00%	0.00%	Equity method	0.89%	0.00%	0.89%	Equity method
Enel Trading Argentina S.R.L. (ex-Endesa Cemsa S.A.)(4)	0.00%	0.00%	0.00%	Equity method	0.00%	45.00%	45.00%	Equity method
Enel Argentina S.A. (ex Endesa Argentina S.A.) (5) (7)	0.00%	0.00%	0.00%	Full Integration	99.88%	0.12%	100.00%	Full Integration
Central Térmica Manuel Belgrano (4)	0.00%	0.00%	0.00%	Equity method	0.00%	24.18%	24.18%	Equity method
Central Térmica San Martin (4)	0.00%	0.00%	0.00%	Equity method	0.00%	24.18%	24.18%	Equity method
Central Vuelta Obligada S.A. (4)	0.00%	0.00%	0.00%	Equity method	0.00%	3.45%	3.45%	Equity method
Enel Brasil S.A. (4)	0.00%	0.00%	0.00%	Equity method	34.64%	4.00%	38.64%	Equity method

(1) The company was dissolved on December 22, 2017.

(2) See Note 5.2.

(3) See Note 12.1.b).

(4) See Note 5.3.

(5) The company ceased to be a subsidiary in 2016 and became an investment in associate. Significant influence is exercised through Enel Generación Chile’s control.

(6) See Note 12.1.a).

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is an integral part of Note 12. Investments accounted for using the equity method .

Taxpayer	Company	Functional	Ownership Interest as of 12-31-2017			Ownership Interest as of 12-31-2016
ID No.	(in alphabetical order)	currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (1)	Chilean peso	51.00%	0.00%	51.00%	51.00%	0.00%	51.00%	Joint venture	Chile	Hydroelectric plant development and operation
77.017.930-0	Transmisora Eléctrica de Quillota Ltda. (2)	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution
96.806.130-5	Electrogas S.A. (4)	U.S. dollar	0.00%	0.00%	0.00%	42.50%	0.00%	42.50%	Associate	Chile	Portfolio company
76.418.940-K	GNL Chile. S.A. (3)	U.S. dollar	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
76.788.080-4	GNL Quintero S.A. (5)	U.S. dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Associate	Chile	Development, design and supply of liquid natural gas degasifying terminal
Foreign	Southern Cone Power Argentina S.A.(6)	Argentine peso	0.00%	0.00%	0.00%	2.00%	0.00%	2.00%	Associate	Argentina	Portfolio company
Foreign	Enel Argentina S.A. (ex - Endesa Argentina S.A.) (6)	Argentine peso	0.00%	0.12%	0.12%	0.00%	0.12%	0.12%	Associate	Argentina	Portfolio company

(1) See Note 5.1.

(2) See Note 12.3.

(3) See Note 12.2.

(4) See Note 5.1.

(5) See Note 12.1.b.

(6) The company ceased to be a subsidiary in 2016 and became an investment in associate. Significant influence is exercised through Enel Generación Chile’s control.

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is part of Note 17, “Other financial liabilities”.

The following tables present the contractual undiscounted, including contractual interest obligations, cash flows by type of financial debt:

a)	Bank borrowings
-	Summary of bank borrowing by currency and maturity

					Balance as of 12-31-2017			Balance as of 12-31-2016
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	One to three months	Three to twelve months	Total Current	One to three months	Three to twelve months	Total Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	CH$	6.00%	6.00%	No	109	-	109	4,181	-	4,181
Total					109	-	109	4,181	-	4,181

-	Identification of bank borrowings by company

										Balance as of 12-31-2017		Balance as of 12-31-2016
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Interest payment	Less than 90 days	Total Current	Less than 90 days	Total Current
										ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	97	97	2,048	2,048
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	12	12	2,133	2,133
				Total ThCh$						109	109	4,181	4,181

b)	Secured and unsecured liabilities
-	Summary of secured and unsecured liabilities by currency and maturity

					Balance as of 12-31-2017
					Current			Non-current
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.00%	6.90%	No	6,697,979	20,093,935	26,791,914	26,791,913	26,791,913	26,791,913	26,791,913	568,727,913	675,895,565
Chile	UF	6.00%	5.48%	No	5,775,038	22,689,438	28,464,476	51,927,014	49,837,566	47,748,117	45,658,669	256,892,562	452,063,928
				Total	12,473,017	42,783,373	55,256,390	78,718,927	76,629,479	74,540,030	72,450,582	825,620,475	1,127,959,493

					Balance as of 12-31-2016
					Current			Non-current
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	7,264,786	21,794,359	29,059,145	29,059,146	29,059,146	29,059,146	29,059,146	641,348,382	757,584,966
Chile	UF	6.00%	5.48%	No	6,466,160	24,665,200	31,131,360	30,632,431	53,611,843	51,316,337	49,020,830	305,390,728	489,972,169
				Total	13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

-	Secured and unsecured liabilities by company

									Balance as of 12-31-2017
									Current			Non-current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Company	Country	Currency	Nominal Interest Rate	Secured (Yes/ No)	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.88%	No	2,612,406	7,837,217	10,449,623	10,449,623	10,449,623	10,449,623	10,449,623	170,108,928	211,907,420
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.33%	No	833,743	2,501,229	3,334,972	3,334,972	3,334,972	3,334,972	3,334,972	86,312,007	99,651,895
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.13%	No	530,161	1,590,483	2,120,644	2,120,644	2,120,644	2,120,644	2,120,644	51,884,633	60,367,209
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.25%	No	2,721,669	8,165,006	10,886,675	10,886,674	10,886,674	10,886,674	10,886,674	260,422,345	303,969,041
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	6.20%	No	1,414,018	9,606,378	11,020,396	10,516,773	10,013,150	9,509,527	9,005,904	44,726,323	83,771,677
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.75%	No	4,361,020	13,083,060	17,444,080	41,410,241	39,824,416	38,238,590	36,652,765	212,166,239	368,292,251
				Total					12,473,017	42,783,373	55,256,390	78,718,927	76,629,479	74,540,030	72,450,582	825,620,475	1,127,959,493

										Balance as of 12-31-2016
										Current			Non-current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Company	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/ No)	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	2,832,647	8,497,942	11,330,589	11,330,590	11,330,590	11,330,590	11,330,590	196,227,387	241,549,747
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	903,234	2,709,703	3,612,937	3,612,937	3,612,937	3,612,937	3,612,937	93,701,216	108,152,964
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	574,765	1,724,294	2,299,059	2,299,059	2,299,059	2,299,059	2,299,059	56,341,806	65,538,042
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	2,954,140	8,862,420	11,816,560	11,816,560	11,816,560	11,816,560	11,816,560	295,077,973	342,344,213
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	1,525,571	9,843,433	11,369,004	10,870,075	10,371,146	9,872,218	9,373,289	52,887,199	93,373,927
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	4,940,589	14,821,767	19,762,356	19,762,356	43,240,697	41,444,119	39,647,541	252,503,529	396,598,242
				Total						13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

c)	Finance lease obligations
-	Finance lease obligations by company

								Balance as of December 31, 2017
								Current			Non-current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Name	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	685,232	2,052,448	2,737,680	2,728,693	2,719,123	2,708,931	2,698,076	4,473,883	15,328,706
				Total				685,232	2,052,448	2,737,680	2,728,693	2,719,123	2,708,931	2,698,076	4,473,883	15,328,706

								Balance as of December 31, 2016
								Current			Non-current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Name	Country	Currency	Nominal Interest Rate	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431
				Total				734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431

APPENDIX 5 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Group’s financial statements.

The detail of assets denominated in foreign currencies is the following:

	Foreign Currency	Functional Currency	12-31-2017	12-31-2016
ASSETS			ThCh$	ThCh$

			12-31-2017	12-31-2016
CURRENT ASSETS	Foreign Currency	Functional Currency	ThCh$	ThCh$
Cash and cash equivalents			20,048,279	9,448,384
	U.S. dollars	Chilean peso	13,784,935	4,640,978
	Argentine peso	Chilean peso	6,263,344	4,807,406

Other current financial assets			20,441,149	422,705
	U.S. dollars	Chilean peso	20,441,149	422,705

Other current non-financial assets			934,647	122,283
	U.S. dollars	Chilean peso	902,026	65,138
	Argentine peso	Chilean peso	32,621	57,145

Trade and other current receivables			6,346,175	931,882
	U.S. dollars	Chilean peso	5,273,103	-
	Argentine peso	Chilean peso	1,073,072	931,882

Current accounts receivable from related parties			65,225,546	16,780,275
	U.S. dollars	Chilean peso	22,833,551	16,780,275
	Euros	Chilean peso	42,391,995	-

Current tax assets			146,525	302,528
	Argentine peso	Chilean peso	146,525	302,528

TOTAL CURRENT ASSETS			113,142,321	28,008,057

NON-CURRENT ASSETS			12-31-2017	12-31-2016
	Foreign Currency	Functional Currency	ThCh$	ThCh$
Other non-current financial assets			30,789,703	26,185,923
	U.S. dollars	Chilean peso	30,789,703	26,185,923

Other non-current non-financial assets			701,684	303,837
	U.S. dollars	Chilean peso	322,744	-
	Argentine peso	Chilean peso	378,940	303,837

Trade and other non-current receivables			62,563	27,567
	Argentine peso	Chilean peso	62,563	27,567

Current accounts payable to related parties			-	-

Investments accounted for using the equity method			3,888,467	4,074,269
	U.S. dollars	Chilean peso	3,783,316	3,982,932
	Argentine peso	Chilean peso	105,151	91,337

Intangible assets other than goodwill			253,849	194,529
	Argentine peso	Chilean peso	253,849	194,529

Property, plant and equipment			15,450,783	16,039,114

	Argentine peso	Chilean peso	15,450,783	16,039,114

TOTAL NON-CURRENT ASSETS			51,147,049	46,825,239

TOTAL ASSETS			164,289,370	74,833,296

			12-31-2017	12-31-2017	12-31-2016	12-31-2016
LIABILITIES	Foreign Currency	Functional Currency	Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
			ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities			7,999,743	13,681,329	15,017,154	3,793,737
	U.S. dollars	Chilean peso	7,999,743	13,681,329	15,017,154	3,793,737

Trade and other current payables			20,092,325	-	10,919,134	-
	U.S. dollars	Chilean peso	16,184,962	-	8,563,997	-
	Euros	Chilean peso	3,174,586	-	1,384,882	-
	Argentine peso	Chilean peso	732,777	-	970,255	-

Current accounts payable to related parties			24,125,790	-	591,686	-
	U.S. dollars	Chilean peso	8,394,761	-	-	-
	Euros	Chilean peso	15,717,455	-	563,655	-
	Colombian peso	Chilean peso	-	-	14,457	-
	Argentine peso	Chilean peso	13,574	-	13,574	-

Other current provisions			45,419	-	20,860	-
	Argentine peso	Chilean peso	45,419	-	20,860	-

Current tax liabilities			146,769	-	-	-
	Argentine peso	Chilean peso	146,769	-	-	-

TOTAL CURRENT LIABILITIES			52,410,046	13,681,329	26,548,834	3,793,737

			12-31-2017	12-31-2017	12-31-2016	12-31-2016
NON-CURRENT LIABILITIES	Moneda extranjera	Moneda funcional	One to five years	More than five years	One to five years	More than five years
			M$	M$	M$	M$
Other non-current financial liabilities			29,636,407	434,446,795	61,372,923	475,084,614
	U.S. dollars	Peso chileno	29,636,407	434,446,795	61,372,923	475,084,614
Trade and other non-current payables			174,290	-	917,620	-
	U.S. dollars		947	-	-	-
	Euros	Peso chileno	-	-	29,952	-
	Argentine peso	Peso chileno	173,343	-	887,668	-
Non-current accounts payable to related parties			-	318,518	-	-
	Euros		-	318,518	-	-
Deferred tax liabilities			4,459,081	-	3,751,112	-
	Argentine peso	Peso chileno	4,459,081	-	3,751,112	-

TOTAL NON-CURRENT LIABILITIES			34,269,778	434,765,313	66,041,655	475,084,614

TOTAL LIABILITIES			86,679,824	448,446,642	92,590,489	478,878,351

APPENDIX 6 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Group’s financial statements.

a)	Portfolio stratification
-	Trade and other receivables by aging (original maturity):

	Balance as of 12-31-2017
Trade and Other Receivables	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	4,116,042	195,570,350	62,563
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,258,817)	(1,258,817)	-
Other receivables, gross	23,866,474	-	-	-	-	-	-	-	-	-	23,866,474	970,360
Total	210,636,227	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	2,857,225	218,178,007	1,032,923

	Balance as of 12-31-2016
Trade and Other Receivables	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	20,108,963	214,479,114	5,751,510
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	(1,314,311)	-
Other receivables, gross	47,275,283	-	-	-	-	-	-	-	-	-	47,275,283	1,036,927
Total	226,773,635	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	18,794,652	260,440,086	6,788,437

-	By type of portfolio:

	Non-renegotiated portfolio as of 12-31-2017		Renegotiated portfolio as of 12-31-2017		Total portfolio as of 12-31-2017		Non-renegotiated portfolio as of 12-31-2016		Renegotiated portfolio as of 12-31-2016		Total portfolio as of 12-31-2016
Aging (original maturity) of balances of trade receivables	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$
On demand and non-current	502	186,724,468	2	107,848	504	186,832,316	402	195,758,558	-	-	402	195,758,558
1 to 30 days	85	3,057,994	-	-	85	3,057,994	91	2,770,582	-	-	91	2,770,582
31 to 60 days	68	333,078	-	-	68	333,078	62	1,165,177	-	-	62	1,165,177
61 to 90 days	28	279,100	-	-	28	279,100	55	773,502	-	-	55	773,502
91 to 120 days	71	10,021	-	-	71	10,021	41	900,093	-	-	41	900,093
121 to 150 days	99	42,015	-	-	99	42,015	85	5,101,117	-	-	85	5,101,117
151 to 180 days	45	334,297	-	-	45	334,297	87	13,609	-	-	87	13,609
181 to 210 days	48	399,552	-	-	48	399,552	29	553,986	-	-	29	553,986
211 to 250 days	33	228,498	-	-	33	228,498	26	3,593,733	-	-	26	3,593,733
More than 251 days	323	4,116,042	-	-	323	4,116,042	79	9,600,267	-	-	79	9,600,267
Total	1,302	195,525,065	2	107,848	1,304	195,632,913	957	220,230,624	-	-	957	220,230,624

As of December 31, 2017 and 2016 the Group did not have trade receivables with renegotiated terms.

b)	Provisions and write-offs

	For the years ended
Provisions and Write-offs	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Provision (recovery of provision) for non-renegotiated portfolio	(55,494)	-	371,558
Write-offs during the period	-	-	-
Total	(55,494)	-	371,558

c)	Number and value of operations

	For the years ended
Number and Value of Operations	12-31-2017		12-31-2016		12-31-2015
	Last quarter	Year	Last quarter	Year	Last quarter	Year
Impairment provision and recoveries
Number of operations	-	5	-	-	12	12
Value of operations, in ThCh$	-	(55,494)	-	-	371,558	371,558

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Group’s financial statements.

a)	Portfolio stratification
-	Trade receivables by aging (original maturity):

	Balance as of 12-31-2017
Trade Receivables	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,570,350	62,563
-Large customers	186,724,468	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,525,065	62,563
-Others	45,285	—	—	—	—	—	—	—	—	—	—	45,285	-
Allowance for doubtful Accounts	—	—	—	—	—	—	—	—	—	(1,103,086)	(155,731)	(1,258,817)	-
Unbilled services	138,781,170	—	—	—	—	—	—	—	—	—	—	138,781,170	-
Billed services	47,988,583	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	56,789,180	-
Total trade receivables, gross	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,570,350	62,563
Total allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,103,086)	(155,731)	(1,258,817)	-
Total trade receivables, net	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	493,890	2,363,335	194,311,533	62,563

	Balance as of 12-31-2016
Trade Receivables	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,479,114	5,751,510
-Large customers	179,482,500	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,463,262	5,723,943
-Others	15,852	-	-	-	-	-	-	-	-	-	-	15,852	27,567
Allowance for doubtful Accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	-	(1,314,311)	-
Unbilled services	125,367,509	-	-	-	-	-	-	-	-	-	-	125,367,509	3,308,454
Billed services	54,130,843	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	89,111,605	2,443,056
Total trade receivables, gross	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,479,114	5,751,510
Total allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	(1,314,311)	-	(1,314,311)	-
Total trade receivables, net	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	8,285,956	10,508,696	213,164,803	5,751,510

-	By type of portfolio:

	Balance as of 12-31-2017
Portfolio type	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,570,350	62,563
-Large customers	186,724,468	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,525,065	—
-Others	45,285	—	—	—	—	—	—	—	—	—	—	45,285	970,360
Total gross portfolio	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,570,350	1,032,923

	Balance as of 12-31-2016
Portfolio type	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,479,114	5,751,510
-Large customers	179,482,500	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,463,262	5723943
-Others	15,852	-	-	-	-	-	-	-	-	-	-	15,852	27,567
Total gross portfolio	179,498,352	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,267	10,508,696	214,479,114	5,751,510

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Group’s financial statements.

Balance as of 31, December	2017		2016
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
STATEMEMENT OF FINANCIAL POSITION	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	40,584,214	6,235,517	29,836,181	5,522,921
Trade and other current receivables	105,768,269	43,356,142	111,304,041	19,109,490
Total Estimated Assets	146,352,483	49,591,659	141,140,222	24,632,411
Trade and other current payables to related parties	20,942,895	5,818,224	17,499,611	191,657
Trade and other current payables	39,101,357	41,338,368	20,844,033	37,425,664
Total Estimated Liabilities	60,044,252	47,156,592	38,343,644	37,617,321

Chile	For the year ended 12-31-2017		For the year ended 12-31-2016		For the year ended 12-31-2015
	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
STATEMENT OF INCOME	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy Sales	146,352,483	49,591,659	141,140,222	24,632,411	131,440,713	23,919,361
Energy Purchases	60,035,699	47,156,593	38,343,644	37,687,588	28,630,375	43,204,333

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Group’s financial statements.

	Balance as of
	12-31-2017				12-31-2016
Suppliers	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers with Current Payment Amounts
Up to 30 days	-	94,132,901	-	94,132,901	-	90,386,018	-	90,386,018
Total	-	94,132,901	-	94,132,901	-	90,386,018	-	90,386,018