Form 20-F/A
period 2017-12-31
ENEL GENERACION CHILE S.A.
filed 2018-05-25
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No.1

to

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

1

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 of Enel Generación Chile S.A. (the “Company”) filed with the Securities and Exchange Commission on April 27, 2018 (the “Form 20-F”) is being filed by the Company in order to (i) amend Note 10 and Note 23.7 of the Notes to the consolidated financial statements of the Company and its subsidiaries as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 provided pursuant to Part III, Item 18 of the Form 20-F, solely for the purpose of correcting (a) in Note 10, the amount of “Other non-current financial assets” and the amount of spare parts and materials as of and for the year ended December 31, 2016 and (b) in Note 23.7, the share of profit (loss) column for the year ended December 31, 2015 for non-controlling interests, which inadvertently included 2014 information, and (ii) furnish the interactive data files formatted in XBRL (eXtensible Business Reporting Language) as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

Pursuant to Rule 406T of Regulation S-T, the interactive data files furnished as Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and otherwise are not subject to liability under those sections.

2

PART III

Item 17.Financial Statements

Not Applicable.

Item 18.Financial Statements

Enel Generación Chile and Subsidiaries

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.Exhibits

Exhibit	Description
1.1*	By-laws (Estatutos) of Enel Generación Chile S.A.
8.1*	List of Principal Subsidiaries as of December 31, 2017.
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*

These exhibits were previously included or incorporated by reference in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on April 27, 2018.

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

Date: May 25, 2018

4

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

As of December 31, 2017 and 2016, “Other non-current non-financial assets” includes an amount of ThCh$12,853,459 and ThCh$12,318,443 respectively, ThCh$ 6,824,759 corresponding to spare parts and materials that will be used over a twelve-month period (ThCh$ 5,118,917 as of December 31, 2016).

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

(4)	Other miscellaneous reserves from transactions made in prior years.

23.7	Non-controlling interests

The details of non-controlling interests are as follows:

Non-Controlling Interests		% financial interest
		Equity		Profit (loss)
	Non-Controlling	12-31-2017	12-31-2016	12-31-2017	12-31-2016	12-31-2015
Company	Interests	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	7.35%	9,963,472	10,008,502	5,649,253	6,512,893	8,674,207
Compañía Eléctrica Tarapacá S.A.(*)	3.79%	-	-	-	-	2,840,348
GasAtacama Chile S.A. (*)	2.63%	17,532,754	18,789,260	1,439,148	2,547,670	-
Empresa Generadora de Energía Eléctrica S.A. (Emgesa S.A. E.S.P.)	73.13%	-	-	-	23,510,575	154,959,234
Generandes Perú S.A.	39.00%	-	-	-	5,488,220	19,466,375
Enel Generación Perú S. A. (formerly named Edegel S.A.A.)	16.40%	-	-	-	4,257,097	15,078,085
Chinango S.A.C.	20.00%	-	-	-	697,822	3,042,018
Enel Generación Costanera S.A. (formerly named Central Costanera S.A.)	24.32%	-	-	-	(1,729,294)	(242,897)
Enel Generación el Chocón S.A. (formerly named Hidroeléctrica El Chocón S.A.)	32.33%	-	-	-	7,090,623	35,783,793
Others	-	-	-	-	498,339	2,551,535
Total		27,496,226	28,797,762	7,088,401	48,873,945	242,152,698

(*) On November 1, 2016 Inversiones Compañía Eléctrica Tarapacá S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor.

24.	REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended
Revenues	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Energy sales	1,457,671,722	1,516,688,442	1,474,818,366
Generation	1,457,671,722	1,516,688,442	1,474,818,366
Regulated customers	1,101,089,106	1,180,042,597	1,081,142,280
Non-regulated customers	285,623,737	234,641,908	243,596,910
Spot market sales	70,958,879	102,003,937	150,079,176
Other sales	94,452,287	64,638,599	24,293,133
Natural gas sales	91,652,707	64,443,715	23,797,122
Sales of products and services	2,799,580	194,884	496,011
Other services provided	46,908,131	58,632,774	40,866,012
Tolls and transmission	38,850,596	50,437,592	34,734,375
Other services	8,057,535	8,195,182	6,131,637
Total operating revenue	1,599,032,140	1,639,959,815	1,539,977,511

Other operating income	ThCh$	ThCh$	ThCh$
Commodity derivatives	20,328,649	10,794,682	1,820,371
Other income	15,576,299	8,972,832	2,012,435
Total Other operating income	35,904,948	19,767,514	3,832,806

25.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the years ended
Raw Materials and Consumables	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Energy purchases	(346,954,692)	(335,731,822)	(320,731,795)
Fuel consumption	(280,739,362)	(295,148,838)	(327,502,996)
Transportation costs	(152,869,838)	(192,502,995)	(179,691,471)
Other raw materials and consumables	(123,414,114)	(71,676,459)	(52,964,961)
Total raw materials and consumables	(903,978,006)	(895,060,114)	(880,891,223)

26.	EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the years ended
Employee Benefits Expense	12-31-2017	12-31-2016	12-31-2015
	ThCh$	ThCh$	ThCh$
Wages and salaries	(44,367,982)	(47,845,074)	(57,501,658)
Post-employment benefit obligations expense	(790,850)	(802,823)	(1,063,547)
Social security and other contributions	(6,524,962)	(7,031,344)	(5,603,779)
Other staff expenses	(2,538,676)	(4,670,831)	(6,800,373)
Total employee benefits expense	(54,222,470)	(60,350,072)	(70,969,357)

27.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

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