Form 20-F
period 2018-12-31
ENEL GENERACION CHILE S.A.
filed 2019-04-30
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value*

*Not for trading, but only in connection with the registration of American Depositary Shares, each representing 30 shares of common stock, pursuant to the requirements of the Securities and Exchange Commission.

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Enel Generation Chile’s Organizational Chart (1)

As of December 31, 2018

(1)         Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Generation’s consolidated subsidiaries represents its economic interest in such consolidated subsidiary.

(2)         Excluding treasury stock.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

CDEC	Centro de Despacho Económico de Carga	The autonomous entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand in the SIC and SING that was replaced by the CEN in November 2017.

Celta	Compañía Eléctrica Tarapacá S.A.	Celta was a former Chilean generation subsidiary of Enel Generation that operated plants in the SING and the SIC. Celta merged into GasAtacama in November 2016.

CEN	Coordinador Eléctrico Nacional

An autonomous entity in charge of coordinating the efficient operation of the SEN, dispatching generation units to satisfy demand and known as the National Electricity Coordinator. It replaced the CDEC for both the SIC and SING in November 2017.

Chilean Stock Exchanges	Chilean Stock Exchanges	The two principal stock exchanges located in Chile: the Santiago Stock Exchange and the Electronic Stock Exchange.

CMF	Comisión para el Mercado Financiero

Chilean Financial Market Commission, the governmental authority that supervises the financial markets. Formerly known as the Chilean Superintendence of Securities and Insurance or SVS in its Spanish acronym.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 61.9% beneficial owner of Enel Chile as of December 31, 2018, and our ultimate parent company.

Enel Américas	Enel Américas S.A.

An affiliated Chilean publicly held limited liability stock corporation, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Perú, and controlled by Enel. Formerly known as Enersis S.A.

Enel Chile	Enel Chile S.A.

Our parent company, a Chilean publicly held limited liability stock corporation, with subsidiaries engaged primarily in the generation and distribution of electricity in Chile, and which is controlled by Enel. Formerly known on an interim basis as Enersis Chile. S.A. Owner of 93.6% of our shares as of December 31, 2018.

Enel Distribution	Enel Distribución Chile S.A.

An affiliated Chilean publicly held limited liability stock corporation owned by Enel Chile, engaged in the electricity distribution business with operations in the Santiago Metropolitan Region. Formerly known on an interim basis as Chilectra Chile S.A. and prior to that as Chilectra S.A.

Enel Generation	Enel Generación Chile S.A.

Our company, a Chilean publicly held limited liability stock corporation, engaged in the electricity generation business with operations in Chile. Registrant of this Report. Formerly known as Empresa Nacional de Electricidad S.A. or Endesa Chile.

EGP Chile	Enel Green Power Chile Ltda.	A Chilean limited liability company, with non-conventional renewable electricity generation operations and since April 2, 2018, a consolidated subsidiary of Enel Chile.

EGPL	Enel Green Power Latin America S.A.	A Chilean closely held limited liability stock corporation that merged with Enel Chile on April 2, 2018. As a result, Enel Chile now consolidates EGP Chile.

GasAtacama	GasAtacama Chile S.A.	An affiliated Chilean closely held limited liability stock corporation, engaged in gas transportation and electricity generation in northern Chile and our subsidiary.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	A holding company subsidiary that previously held GasAtacama. GasAtacama Holding merged into Celta during 2016, which later merged into GasAtacama.

Gener	AES Gener S.A.	A Chilean generation company and our competitor in Chile.

GNL Quintero	GNL Quintero S.A.

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

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

NCRE	Non-Conventional Renewable Energy	Energy sources that are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, solar or tidal energy.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A Chilean publicly held limited liability stock corporation engaged in the electricity generation business, owner of three power stations in the Maule River basin and our subsidiary.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendence of Electricity and Fuels, the governmental authority that supervises the Chilean electricity industry.

SEN	Sistema Eléctrico Nacional	The National Electricity System is the Chilean national interconnected electricity system formed in November 2017 through the integration of the SIC and SING.

SIC	Sistema Interconectado Central	Chilean central interconnected electricity system that was integrated with the SING in November 2017 to form a single interconnected system, the SEN.

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile that was integrated with the SIC in November 2017 to form a single interconnected system, the SEN.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit equivalent to Ch$ 27,565.79 as of December 31, 2018.

UTA	Unidad Tributaria Anual

Chilean annual tax unit. One UTA equals 12 Unidades Tributarias Mensuales (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes. For December 2018, one UTM was equivalent to Ch$ 48,353 and one UTA was equivalent to Ch$ 580,236.

INTRODUCTION

As used in this Report on Form 20-F (the “Report”), first person personal pronouns such as “we,” “us” or “our”, as well as “Enel Generación Chile”, “Enel Generation” or the “Company”, refer to Enel Generación Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries, jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2018.

We are a Chilean company engaged in the electricity generation business in Chile directly and through our subsidiaries and jointly-controlled entities and are the surviving company spun off from Empresa Nacional de Electricidad S.A. (“Endesa Chile”).

We are a publicly held limited liability stock corporation originally organized on December 1, 1943 under the laws of the Republic of Chile. During 2016, we completed a corporate reorganization to separate our Chilean businesses from our non-Chilean businesses. On October 18, 2016, and as part of this process, (i) Endesa Chile changed its name to Enel Generación Chile S.A.; (ii) Chilectra Chile S.A. changed its name to Enel Distribución Chile S.A.; and (iii) Enersis Chile S.A. changed its name to Enel Chile S.A. For additional information relating the company and the corporate reorganization completed in 2016, please see “Item 4. Information on the Company — A. History and Development of the Company” and “— The 2016 Reorganization”.

As of the date of this Report and after giving effect to the 2018 Reorganization, (i) our direct controlling entity, Enel Chile S.A. (“Enel Chile”), owns 93.6% of our shares and (ii) Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, beneficially owns 61.9% of Enel Chile as of December 31, 2018, and is our ultimate controlling shareholder with an economic interest of 57.9% in our Company. For additional information relating to the 2018 Reorganization, see “Item 4. Information on the Company — A. History and Development of the Company — The 2018 Reorganization”.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2018, one UF was equivalent to Ch$ 27,565.79. The U.S. dollar equivalent of one UF was US$ 39.68 as of December 31, 2018, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2018 of Ch$ 694.77 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been carried out at the rates applicable as of December 31, 2018.

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

All of our subsidiaries are integrated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions. Our participation in associated companies over which we exercise significant influence are included in our consolidated financial statements using the equity method. For detailed information regarding consolidated entities, jointly-controlled entities and associated companies, see Appendices 1, 2 and 3 to the consolidated financial statements.

Solely for the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2018, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

During 2016, we completed a corporate reorganization, which involved the separation of our Chilean and non-Chilean electricity businesses in South America, resulting in our retaining only the Chilean electricity businesses, effective as of March 1, 2016. All operations regarding the former non-Chilean businesses in South America have been presented as discontinued operations. In order to comply with conditions established under IFRS, the financial statements for the year ended as of December 31, 2016 include discontinued operations for two months. The financial statements subsequent to December 31, 2016 do not include discontinued operations. For additional information relating to the corporate reorganization, please see “Item 4. Information on the Company — A. History and Development of the Company — The 2016 Reorganization”.

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

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enel Generation in its related companies. We could have direct and indirect interest is such companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we directly own a 6% equity stake in an associate company and 40% is directly held by our 60%-owned subsidiary, our economic interest in such associate would be 60% times 40% plus 6%, equal to 30%.

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

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as required by law.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.                     Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2018, and 2017 and for each of the years in the three-year period ended December 31, 2018, are derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2016, 2015 and 2014, and for the years ended December 31, 2015, and 2014 are derived from our consolidated financial statements not included in this Report. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Amounts in the tables are expressed in millions, except for ratios, operating data and data for shares and American Depositary Shares (“ADS”). For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2018, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 694.77 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. For more information concerning historical exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” below.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	As of and for the year ended December 31,
	2018(1)	2018	2017	2016	2015	2014
	(US$ millions)		(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	2,189	1,521,054	1,634,937	1,659,727	1,543,810	1,230,975
Operating costs(2)	(1,521)	(1,056,671)	(1,171,077)	(1,228,341)	(1,141,991)	(978,713)
Operating income	668	464,383	463,860	431,386	401,819	252,262
Financial results(3)	(69)	(47,947)	(36,610)	(35,679)	(114,252)	(77,345)
Other gains(4)	5	3,435	113,089	121,491	4,015	42,652
Share of profit (loss) of associates and joint ventures accounted for using the equity method	5	3,281	(2,697)	7,878	8,905	(54,353

Income before income taxes	609	423,152	537,642	525,077	300,487	163,216
Income tax expense	(151)	(104,947)	(112,100)	(83,217)	(76,656)	(94,058)
Net income	458	318,205	425,542	441,860	223,831	69,158
Profit after tax from discontinued operations	—	—	—	79,572	411,190	489,919
Net income for the year	458	318,205	425,542	521,432	635,021	559,077

Net income attributable to the parent Company	445	309,029	418,454	472,558	392,868	276,027
Net income attributable to non-controlling interests	13	9,176	7,088	48,874	242,153	283,050
Basic and diluted earnings per share (Ch$/US$ per share)	0.05	37.7	51.0	52.8	25.9	6.8
Basic and diluted earnings per share (Ch$/US$ per ADS)	1.63	1,130	1,531	1,583	777	204
Total Basic and diluted earnings per share (Ch$/US$ per share)	0.05	37.7	51.0	57.6	47.9	33.5
Total Basic and diluted earnings per ADS (Ch$/US$ per ADS)	1.63	1,130	1,531	1,729	1,437	1,005
Cash dividends per share (Ch$/US$ per share)	0.03	22.6	28.1	14.6	20.4	21.6
Cash dividends per ADS (Ch$/US$ per ADS)(5)	0.98	678	864	437	612	647
Number of shares of common stock (millions)	8,202	8,202	8,202	8,202	8,202	8,202

Consolidated Statement of Financial Position Data
Non-current assets and disposal groups held for sale or distribution to owners	—	—	4,205	12,993	3,889,706	7,979
Total assets	5,281	3,669,228	3,554,462	3,399,682	7,278,770	7,237,672
Non-current liabilities	1,551	1,077,856	1,022,092	1,114,145	1,207,005	2,321,048
Liabilities associated with disposal groups held for sale or distribution to owners	—	—	—	—	1,851,784	5,490
Equity attributable to the parent company	2,836	1,970,521	1,961,518	1,700,962	2,648,190	2,700,280
Equity attributable to non-controlling interests	39	26,970	27,496	28,798	895,700	823,606
Total equity	2,875	1,997,491	1,989,014	1,729,760	3,543,890	3,523,886
Capital stock(6)	919	638,289	638,289	638,289	1,537,723	1,537,723
Other Consolidated Financial Data
Capital expenditures (CAPEX)(7)	320	222,327	206,776	194,880	537,805	421,314
Depreciation, amortization and impairment losses(8)	170	117,866	117,282	163,386	115,042	113,766

(1)                  Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 694.77 per U.S. dollar, as of December 31, 2018.

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

(4)                  Please refer to Note 31 of the Notes to our consolidated financial statements.

(5)                  One ADS = 30 shares of common stock. Please refer to Item 9.

(6)                  Capital stock represents issued capital plus share premium.

(7)                  CAPEX figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.

(8)                  For further detail please refer to Notes 27 and 29 of the Notes to our consolidated financial statements.

	As of and for the year ended December 31,
	2018	2017	2016	2015	2014
OPERATING DATA
Installed capacity (MW)(1)	6,274	6,351	6,351	6,351	6,351
Generation (GWh)(1)	17,373	17,073	17,564	18,294	18,063

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). These exchange rate fluctuations affect the price of our American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

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

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2018, the U.S. dollar Observed Exchange Rate was Ch$ 694.77 per US$ 1.00.

As of April 22, 2019, the U.S. dollar Observed Exchange Rate was Ch$ 663,91 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the devaluation of the year-end Chilean peso in 2018, one determines the percentage of change between the reciprocal of Ch$ 694.77, the value of one U.S. dollar as of December 31, 2018, or 0.001439, and the reciprocal of Ch$ 614.75, the value of one U.S. dollar as of December 31, 2017, or 0.001627. In this example, the percentage change between the two periods is -11.5%, which represents the 2018 year-end devaluation of the Chilean peso against the 2017 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2014 through December 31, 2018, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2018	694.77	(11.5)
2017	614.75	8.9
2016	669.47	6.1
2015	710.16	(14.6)
2014	606.75	(13.5)

Source: Central Bank of Chile.

(1)                  Calculated based on the variation of period-end exchange rates.

B.                     Capitalization and Indebtedness.

Not applicable.

C.                     Reasons for the Offer and Use of Proceeds.

Not applicable.

D.                     Risk Factors.

Chilean economic fluctuations, certain economic interventionist measures by governmental authorities as well as political events or financial or other crises in any region worldwide may affect our results of operations, financial condition and liquidity as well as the value of our securities.

All of our operations are located in Chile. Accordingly, our revenues are affected by the performance of the Chilean economy. If local, regional or worldwide economic trends adversely affect the Chilean economy, our financial condition and results from operations could be adversely affected. Insufficient cash flows could result in the inability to meet our debt obligations and the need to seek waivers to comply with restrictive debt covenants and increasing costs for subsequent financings.

The Chilean government has exercised in the past, and continues to exercise, a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies.

Future adverse developments in Chile or changes in policies regarding exchange controls, regulations and taxation may impair our ability to execute our business plan, which could adversely affect our results of operations and financial condition. Inflation, devaluation, social instability and other political, economic or diplomatic developments could also reduce our profitability. In addition, Chilean financial and securities markets are influenced by economic and market conditions in other countries, and may be affected by events in other countries, which could adversely affect the value of our securities.

Our business depends heavily on hydrological conditions.

Approximately 55% of our installed generation capacity in 2018 was hydroelectric. Accordingly, dry hydrological conditions could adversely affect our business, results of operations and financial condition. Our results have been adversely affected when hydrological conditions in Chile have been significantly below average.

We have entered into certain agreements with the Chilean government and local irrigators regarding the use of water for hydroelectric generation purposes, during periods of low water levels, if droughts persist, we may face increased pressure by the Chilean government or other third parties to restrict our water use further.

Our operating expenses increase during these drought periods when thermal plants, which have higher operating costs relative to hydroelectric plants, are dispatched more frequently. We may need to buy electricity at higher spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts. For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results —1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company —a. Generation Business.”

Droughts also indirectly affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal, in the following manner:

•                           Our thermal plants require water for cooling and droughts in extreme situations may reduce the availability of water and increase the cost of transportation. As a result, we have had to purchase water for our San Isidro power plant from agricultural areas that are also experiencing water shortages. These water purchases may increase our operating costs and may require us to negotiate with the local communities.

•                           Thermal power plants that burn natural gas generate emissions such as nitrogen oxide (NO), carbon dioxide (CO2) and carbon monoxide (CO) gases. When operating with diesel they release NO, sulfur dioxide (SO2) and particulate matter into the atmosphere. Coal fired plants generate SO2 and NO emissions. Therefore, greater thermal plant use during droughts generally increases the risk of producing higher levels of greenhouse gas emissions, which also decreases our operating income due to the payment of so-called “green taxes.”

A full recovery from the drought that has been affecting the regions where most of our hydroelectric plants are located may last for an extended period but new drought periods may recur in the future. A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

Governmental regulations may adversely affect our businesses, cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.

Our businesses and the tariffs that we charge to our customers are subject to extensive regulation and these regulations may adversely affect our profitability. For example, governmental authorities might impose rationing policies during droughts or prolonged failures of power facilities, which may adversely affect our business, results of operations and financial condition. Our operating subsidiaries are also subject to environmental regulations that, among other things, require us to perform environmental impact studies for future projects and obtain construction and operating permits from both local and national regulators. The governmental authorities may withhold the approval of these environmental impact studies and therefore their processing time may be longer than expected. Similarly, electricity regulations issued by governmental authorities may affect the ability of our generation companies to collect revenues sufficient to cover their operating costs.

Environmental regulations for existing and future generation capacity have become stricter and require increased capital investments. Any delay in meeting the standards constitutes a violation of the regulations. Failure to certify the original implementation and ongoing emission standard requirements of such monitoring system may result in significant penalties and sanctions or legal claims for damages. We expect that even more restrictive emission limits will be established in the future. We are also subject to an annual green tax, based on our emission of pollutants in the previous year, and such taxes may increase in the future, and discourage thermal electricity generation.

Changes in the regulatory framework are often submitted to the legislators and administrative authorities and, some of these changes could have a material adverse impact on our business, results of operations and financial condition.

Regulatory authorities may impose fines on our subsidiaries due to operational failures or breaches of regulations.

Our electricity businesses are subject to regulatory fines for any breach of current regulations, including energy supply failures. Such fines may be imposed for a maximum of 10,000 Annual Tax Units (“UTA” in its Spanish acronym), or Ch$ 5.8 billion using the UTA as of December 31, 2018. Our electricity generation subsidiaries are supervised by local regulatory authorities and are subject to fines in cases where, in the opinion of the regulatory authority, operational failures affecting the regular energy supply to the system, including coordination issues, are the fault of the generator. Regulations establish a compensation fee to end customers when energy is interrupted more than the standard allowed time due to events or failures affecting transmission facilities. Compensation is a proportion of the energy not supplied with a minimum value between 20,000 UTA (Ch$ 11.6 billion) and the previous year’s energy sales revenues in the case of generators. Fines may also be associated with breach of regulations.

In 2015, the CDEC-SING audited GasAtacama’s thermal power plant and reported its findings to the Superintendence of Electricity and Fuels (“SEF”), which in August 2016 fined GasAtacama 10,000 UTA (Ch$ 5.8 billion) for allegedly providing inaccurate information to the CDEC-SING. In 2017, Gener and Engie, both competitors, demanded that Enel Generation pay US$ 65.8 million and US$ 160 million, respectively, as compensation for the alleged additional costs attributed to GasAtacama in the system. These costs were associated with the technical minimum capacity reported by GasAtacama at 310 MW, with a 30-hour minimum operating time that the CEN later estimated to be only 118 MW and a 2-hour minimum operating time. Further compensation claims from other market players may arise in the future and further fines to any of our plants could adversely affect our business, results of operations and financial condition.

We depend in part on payments from our subsidiaries and associates to meet our payment obligations.

In order to pay our obligations, we may rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries. Such payments and distributions to us are subject to legal constraints such as dividend restrictions and fiduciary obligations.

Contractual Constraints. Distribution restrictions included in certain credit agreements of our subsidiaries may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Our credit agreements typically prohibit any type of distribution if there is an ongoing default.

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

Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending lawsuits and proceedings against us. For further information on litigation proceedings, please see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 35.3 of the Notes to our consolidated financial statements.

Construction and operation of power plants may encounter significant delays or halt and cost over-runs, as well as stakeholder opposition, which may damage our reputation and result in impairment of our goodwill with stakeholders.

Our power plant projects may be delayed in obtaining regulatory approvals, or may face shortages and increases in the price of equipment, materials or labor, and they may be subject to construction delays, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, and human error. Any such event could adversely impact our business, results of operations and financial condition.

Market conditions at the time when the projects are initially approved may differ significantly from those that prevail when the projects are completed, which in some cases make such projects commercially unfeasible. This has been the case with many of our former projects, which were initially planned under very different market conditions with higher energy prices prevailing in the market and less competition. Deviations in these assumptions, including the estimates of the timing and expenditures related to these projects, may lead to cost over-runs and a completion time widely exceeding our initial estimates, which in turn may have a material adverse effect on our business, results of operation and financial condition.

The operation of our coal-fired thermal power plants may affect our goodwill with stakeholders, due to greenhouse gas emissions, which could adversely affect the environment and local residents. In addition, communities might have their own interests and different perceptions of the company, or be influenced by other stakeholders or motivations unrelated to the project. Therefore, if the company fails to engage with its relevant stakeholders, it might face opposition, which could adversely affect our reputation, stall operations or result in a lawsuit. Our reputation is the foundation of our relationship with key stakeholders. If we are unable to effectively manage real or perceived issues that could affect us negatively, our business, results of operations and financial condition could be adversely affected.

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

Chile is vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect growth. If Chile experiences lower than expected economic growth or a recession, it is likely that our customers will demand less electricity and that some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political events in other parts of the world could also adversely affect our business. For example, since 2018, U.S. and China have been involved in a trade war involving protectionist measures, which increased the volatility of financial markets worldwide due to the uncertainty of political decisions. Instability in the Middle East or in any other major oil-producing region could also result in higher fuel prices worldwide, increasing the operating cost for our thermal generation plants and adversely affecting our results of operations and financial condition.

The U.S. federal government has experienced shutdowns in recent times, including the 2018-2019 U.S. government shutdown, which affected the SEC among many other federal agencies, and extended for 35 days, the longest federal government shutdown in

U.S. history. Even temporary or threatened U.S. government shut-downs could have a material adverse effect on the timing, execution and increased expense associated with our international financings and our M&A activities.

An international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new financings on the same historical terms and conditions that we have benefited from to date. Political events or financial or other crises could also diminish our ability to access the Chilean and international capital markets or increase the interest rates available to us. Reduced liquidity, in turn, could adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

We may be unable to enter into suitable acquisitions or successfully integrate businesses that we acquire.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees, amortization of expenses related to tangible assets and the diversion of management’s attention from other business concerns. In addition, integrating acquired businesses may be difficult, expensive, time-consuming and a strain on our resources and our relationships with our employees and customers and ultimately may not be successful or achieve the benefits expected. Any delays or difficulties encountered in connection with acquisitions and the integration of their businesses could have a material adverse effect on our business, financial condition or results of operations.

Our business and profitability could be adversely affected if water rights are denied or if water concessions are granted with limited duration.

We own water rights granted by the Chilean Water Authority (Dirección General de Aguas) for the supply of water from rivers and lakes near our production facilities. Under current law, these water rights are (i) for unlimited duration, (ii) absolute and unconditional property rights and (iii) not subject to further challenge. Chilean generation companies must pay an annual license fee for unused water rights. New hydroelectric facilities are required to obtain water rights, the conditions of which may affect design, timing or profitability of a project.

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

Any limitations on our water rights, our need for additional water rights, or our unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability. As of the date of this Report, no resolutions have been adopted and the uncertainty remains.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The Chilean peso has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to the U.S. dollar (primarily coming from the generation business), we generally have been and will continue to be exposed to fluctuations of the Chilean peso against the U.S. dollar, which is due to time lags and other limitations to pegging our tariffs to the U.S. dollar and the potential difficulty of obtaining loans in the same currency as our operating cash flow.

Because of this exposure, the value of cash generated by our subsidiaries in U.S. dollars can decrease substantially due to peso devaluations against the U.S. dollar. Future volatility in the exchange rate of the currency in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition.

Our long-term electricity sale contracts are subject to fluctuations in the market prices of certain commodities, energy and other factors.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term electricity sales contracts into which we have entered. We have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, exchange rates and inflation. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel Chile owns 93.6% of our shares and Enel’s economic interest in us is 57.9%. Through its control of Enel Chile, Enel has the power to determine the outcome of substantially all material matters that require shareholders’ votes, in accordance with Chilean corporate law, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the adoption of our dividend policy. Enel also exercises significant influence over our business strategy and operations. Its interests, in some cases, may differ from those of our minority shareholders. Certain conflicts of interest affecting Enel in these matters may be resolved in a manner that is different from interests of our company or of our minority shareholders.

After giving effect to the 2018 Reorganization, the ownership interest of our minority shareholders was considerably reduced, from 40% to 6.4% and their ability to influence the outcome of any matter that is or can be subject to shareholder approval, including the appointment of directors, acquisitions or disposition of substantial assets, the issuance of capital stock and other securities and the payment of dividends on our securities, will be very limited. However, as long as there are minority shareholders, potential conflicts of interests may continue to arise. The increase in the controlling interest may not necessarily eliminate the potential conflicts of interests between us and the business formerly held by EGPL that are now owned by Enel Chile, through EGP Chile.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism that could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants. Our facilities may be damaged by earthquakes, fires and other catastrophic disasters arising from natural or accidental human causes, as well as acts of protest, vandalism, riot, and terrorism. A catastrophic event could cause prolonged unavailability of our assets, disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximum amounts.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2018, our consolidated debt totaled Ch$ 841 billion.

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

We depend on transmission facilities owned and operated by other unaffiliated companies to deliver the electricity we sell. This dependence exposes us to several risks. If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results. The construction of new transmission lines may take longer than in the past, mainly because of social and environmental requirements that are creating uncertainty as to the timing of project completion.

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

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees or if we are unable to retain key employees.

A large percentage of our employees is members of unions and has collective bargaining agreements that must be renewed on a regular basis. Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms we view as unfavorable. Chilean law provides legal mechanisms for judicial authorities to impose a collective bargaining agreement if the parties are unable to come to an agreement, which may materially increase our costs beyond what we have budgeted.

In addition, we employ many highly specialized employees, and certain actions such as strikes, walkouts or work stoppages by these employees, could adversely affect our business, results of operations and financial condition as well as our reputation.

The price and liquidity of our common stock and ADSs may be adversely affected by the small minority interest remaining after completion of the 2018 Reorganization, the limited market for our ADSs since they were delisted from the NYSE and now trade in the over-the-counter market in the U.S. and the relative illiquidity and volatility of the Chilean securities markets.

Following completion of the 2018 Reorganization, only 6.4% of our common stock is held by minority shareholders. As of the end of 2018, ADSs comprised only approximately 0.64% of the total outstanding shares of our common stock. Accordingly, our common stock and ADSs are not widely held and the volume of trading has been relatively low and sporadic. As a result, the market for our shares of common stock and ADSs has become more limited and our common stock and ADSs are subject to increased price volatility and reduced liquidity. In addition, the lack of market liquidity could also increase the difficulty of selling our securities in large blocks without adversely affecting their price. There can be no assurance that an active trading market for our common stock or ADSs can be sustained in Chile or the U.S.

At the end of 2018, we voluntarily delisted our ADSs from trading on the NYSE and our ADSs are now quoted in the over-the-counter market on the OTC Pink, an inter-dealer electronic quotation and trading system for equity securities operated by OTC Markets, Inc. Quotation of our ADSs on the OTC Pink may limit the liquidity and price of our ADSs more than if our ADSs were listed and traded on the NYSE or another national securities exchange. Trading in securities quoted in the over-the-counter markets is often thin, volatile, and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. In addition, the over-the-counter markets are not a stock exchange and trading of securities in the over-the-counter markets is often more sporadic than trading of securities listed on the NYSE or other national securities exchanges. Some investors may perceive our ADSs to be less attractive because they are traded in the over-the-counter market. In addition, as an OTC Pink company, we may not have the analyst coverage that accompanies companies listed on national securities exchanges. Furthermore, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities quoted on the OTC Pink. These factors may have an adverse impact on the trading, liquidity and price of our ADSs and holders of ADSs may have difficulty selling their ADSs.

Following the 2018 Reorganization, the primary market for our shares of common stock is now the Santiago Stock Exchange. However, we cannot assure you that our shares will continue to meet the criterial for continued listing on the Chilean Stock Exchanges and our common stock may be delisted from one or both of the Chilean Stock Exchanges. Our common stock may also lose the “sufficient stock market liquidity” (presencia bursátil) status on the Chilean Stock Exchanges, which would result in loss of a capital gains tax exemption for certain holders of our shares under Chilean law.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States or other developed countries. The low liquidity of the Chilean market may impair the ability of shareholders to sell shares, or holders of ADSs to sell shares of our common stock withdrawn from the ADS program, into the Chilean market in the amount and at the price and time they wish to do so. In addition, the liquidity and the market for our shares and ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability.

In addition, the Chilean securities markets may be affected to varying degrees by economic and market conditions and developments in Latin American countries, other emerging markets and elsewhere in the world. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value and the liquidity of securities for Chilean issuers. An increase in the perceived risks associated with investing in South American countries and elsewhere in the world could decrease capital flows to Chile. Such a decrease would adversely affect the general Chilean economy and the interest of investors in our shares in particular.

The price or the liquidity of our shares and ADSs may be negatively affected by events in Latin American markets or the global economy in general.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

All of our operations are located outside of the United States. All of our directors and officers reside outside of the United States and substantially all of their assets are located outside the United States. If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States, against them in United States or Chilean courts. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Interruption or failure of our information technology and communications systems or external attacks to or breaches of these systems could have an adverse effect on our operations and results.

We operate in an industry that requires the continued operation of sophisticated information technology, control and communications systems (“IT Systems”) and network infrastructure. In addition, we use our IT Systems and infrastructure to create, collect, use, disclose, store, dispose of and otherwise process sensitive information, including company data, customer data, and personal information regarding customers, employees and their dependents, contractors, shareholders and other individuals. In our generation business, IT Systems are critical in controlling and monitoring our power plants’ operations, maintaining generation and network performance, generating invoices to bill customers, achieving operating efficiencies and meeting our service targets and standards. The operation of our generation system is dependent not only on the physical interconnection of our facilities with the electricity network infrastructure, but also on communications among the various parties connected to the network. The reliance on IT Systems to manage the information and communication among and between those parties has increased significantly since the deployment of intelligent grids.

Our generation facilities, IT Systems and other infrastructure, as well as the information processed in our IT Systems could be affected by cybersecurity incidents, including those caused by human error. Our industry has begun to see an increase in the volume and sophistication of cyber security incidents from international activist organizations, nation states and individuals, being among the emerging risks identified in our planning process. Cybersecurity incidents could harm our businesses by limiting our generating capabilities, delaying our development and construction of new facilities or capital improvement projects to existing facilities, disrupting our customer operations or exposing us to liability. Our generation system is part of an interconnected system. Therefore, a disruption caused by the impact of a cybersecurity incident in the electric transmission grid, network infrastructure, fuel sources or our third party service providers’ operations could also negatively impact our business.

In addition, our business requires the collection and retention of personally identifiable information of our customers, employees and shareholders, who expect that we will adequately protect the privacy of such information. Cybersecurity breaches may expose us to a risk of loss or misuse of confidential and proprietary information. A significant theft, loss, or fraudulent use of personally identifiable information may lead to potentially large costs associated with notifying and protecting affected persons. This could cause us to become subject to significant litigation, costs, liability, fines, or penalties, any of which could materially and adversely affect our results of operations, as well as our reputation with customers, shareholders and regulators, among others. In addition, we may be required to incur significant costs associated with governmental actions in response to such intrusions or to strengthen our information and electronic control systems. The cybersecurity threat is dynamic and evolves continually and, in the electricity industry, is increasing in sophistication, magnitude and frequency. There can be no assurance that we can implement adequate preventative measures or accurately assess the likelihood of a cyber-incident. We are unable to quantify the potential impact of cybersecurity incidents on our business and our reputation. These potential cybersecurity incidents and corresponding regulatory action could result in a material decrease in revenues and may result in significant additional costs, including penalties, third party claims, repair costs, additional insurance expense, litigation costs, notification and remediation costs, security costs and compliance costs. While we maintain property and casualty insurance, there can be no assurance that liabilities or losses we may incur, including as a result of cybersecurity litigation, will be covered under such policies or that the amount of insurance will be adequate.

Item 4.   Information on the Company

A.                     History and Development of the Company.

We are a publicly held limited liability stock corporation originally organized on December 1, 1943 under the laws of the Republic of Chile. Since 1943, we have been registered in Santiago with the CMF under Registration No. 0114. We have also been registered with the SEC under the commission file number 001-13240 since 1994. Our full name is Enel Generación Chile S.A. and we are also known commercially as “Enel Generación Chile” or “Enel Generación”. Our shares are listed and traded on the Chilean Stock Exchanges and our ADSs were listed and traded on the NYSE until December 28, 2018. Following the 2018 Reorganization (described below), Enel Chile now owns 93.6% of our shares of common stock and ADSs, which by the end of 2018 comprised only approximately 0.64% of the total outstanding shares of common stock. We determined that the costs associated with continuing the listing of our ADSs on the NYSE exceed the benefits received by us, as our primary market for the shares is now the Santiago Stock Exchange. As a result, we decided to file an application for voluntary delisting from the NYSE as part of our effort to reduce operational expenses.

Our contact information in Chile is:

Contact Person:	Nicolás Billikopf
Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Email:	nicolas.billikopf@enel.com
Telephone:	(56-2) 2353-4628
Web site:	www.enelgeneracion.cl

The information contained on or linked from our internet website is not included as part of, or incorporated by reference into, this Report. The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at http://www.sec.gov.

We are an electric utility company engaged, directly and through our subsidiaries and affiliates, in the generation businesses in Chile. As of December 31, 2018, we had 6,274 MW of installed capacity, with 28 generation facilities and a total of 111 generation units. Of our total installed capacity, 55% consists of hydroelectric power plants and includes, among others, Ralco with 689 MW, Pehuenche with 568 MW, El Toro with 449 MW, Rapel with 376 MW, and Antuco with 319 MW. 77% of our thermoelectric installed capacity is gas/fuel oil power plants (2,104 MW), and the remaining is coal-fired steam power plants (636 MW). As of December 31, 2018, we had consolidated assets amounting to Ch$ 3,669 billion and operating revenues of Ch$ 1,521 billion.

The Chilean government owned Enel Generation from our incorporation in 1943 until 1987, when a privatization process through a series of public offerings commenced. The privatization process was completed in 1989.

The 2018 Reorganization

On August 25, 2017, Enel Chile proposed a corporate reorganization (the “2018 Reorganization”) to consolidate Enel’s conventional and non-conventional renewable energy businesses in Chile under one company, Enel Chile, which will become Enel’s only vehicle to invest in Chile. The 2018 Reorganization involved the following transactions:

•                  a cash tender offer by Enel Chile of all outstanding shares of our common stock, including ADS. The tender offer was subject to the condition that the tendering holders of Enel Generation shares and ADSs use Ch$236 of the Ch$590 tender offer consideration for each Enel Generation share and Ch$7,080 of the Ch$17,700 tender offer consideration for each Enel Generation ADS to subscribe for shares of our common stock at a subscription price of Ch$82 per Enel Chile share (or Ch$2,460 per Enel Chile ADS) (the “Enel Chile U.S. Share/ADS Subscription Condition”);

•                  a capital increase to make available a sufficient number of shares of common stock of Enel Chile to deliver to tendering holders of Enel Generation shares and ADSs to satisfy all conditions precedent; and

•                  a merger pursuant to which Enel Green Power Latin América S.A. (“EGPL”) merged into Enel Chile. EGPL was a closely held stock corporation organized under the laws of the Republic of Chile. Before the 2018 Reorganization, EGPL was a member of the Enel Green Power group of companies. Enel Green Power is a transnational company dedicated to electricity generation with renewable resources, which in turn is controlled by Enel. EGPL was a renewable energy generation holding company engaged, through its wholly owned subsidiary Enel Green Power Chile Ltda. (“EGP Chile”), in the electricity generation business in Chile.

The different steps of the 2018 Reorganization were approved by the respective shareholders of Enel Chile, Enel Generation and EGPL at their extraordinary shareholders’ meetings held on December 20, 2017. The tender offer occurred between February 16, 2018, and March 22, 2018, the preemptive rights offering in connection with the capital increase took place between February 15, 2018, and March 16, 2018, and the 2018 Reorganization, in the aggregate, was completed and effective on April 2, 2018.

As a result of the consummation of the 2018 Reorganization, Enel Chile remains as our major shareholder. Currently, Enel Chile consolidates the Chilean electricity generation business through us, the Chilean electricity distribution business through Enel Distribution and the Chilean non-conventional renewable electricity generation business through EGP Chile. Enel remains as the majority shareholder of Enel Chile, owning 61.9% (excluding treasury stock) of the company, and, through its majority ownership of Enel Chile, also remains as our majority owner and ultimate parent company.

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

In order to simplify our corporate structure, we have continued to reduce the number of our companies over the last three years:

•                           During 2016, Inversiones GasAtacama Holding Ltda. merged into Celta, which in turn merged into GasAtacama, the surviving company, on November 1, 2016. Celta was our investment vehicle through which we owned the San Isidro thermal plants, the Pangue hydroelectric plant and the Tarapacá thermal generation facility in addition to our interest in Central Éolica Canela S.A, that owned the Canela wind farms.

•                           On November 9, 2017, GasAtacama purchased the 25% minority interest of Central Éolica Canela S.A., which was later dissolved on December 22, 2017. Our economic interest in GasAtacama was 97.4% as of December 31, 2018.

The 2016 Reorganization

During 2016, we completed a corporate reorganization to separate our Chilean businesses from our non-Chilean businesses (the “2016 Reorganization”). The 2016 Reorganization involved the separation of the respective Chilean and non-Chilean electricity generation, transmission and distribution businesses of Endesa Chile, Chilectra S.A. (“Chilectra”) and Enersis S.A. (“Enersis”) by

means of a “demerger” under Chilean law and the subsequent distribution of the shares of the newly created entities to each company’s respective shareholders (collectively, the “Spin-Offs”). The “demerger” or separation of the businesses occurred on March 1, 2016, and the Spin-Offs were effective in April 2016, with the creation and public listing of the shares of the newly incorporated entities: (i) Enersis Chile S.A., which held the Chilean businesses of Enersis, (ii) Endesa Américas S.A., which held the non-Chilean businesses of Endesa Chile, and (iii) Chilectra Américas S.A., which held the non-Chilean businesses of Chilectra. The 2016 Reorganization also involved the merger between the companies holding the non-Chilean assets. The merger became effective on December 1, 2016, and merged Endesa Américas S.A. and Chilectra Américas S.A. with and into Enersis Américas S.A. (currently Enel Américas S.A.), with the latter continuing as the surviving company.

As part of this process, we changed our name to Enel Generación Chile S.A. on October 18, 2016. That same date, (i) Chilectra changed its name to Enel Distribución Chile S.A.; and (ii) Enersis Chile S.A. changed its name to Enel Chile S.A.

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

For the 2019-2021 period, we expect to make capital expenditures of Ch$ 367 billion, related to investments currently in progress, maintenance of generation plants and in studies required to develop other potential generation projects. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2019-2021 period and the capital expenditures incurred in 2018, 2017 and 2016:

	Estimated 2019-2021	2018	2017	2016
	(in millions of Ch$)
Capital Expenditure(1)	367,252	222,327	206,776	194,880

(1)                  Capex amounts represent effective payments for each year, except for future projections.

While our planned investments go beyond the three years highlighted in this table, we are reporting three years to be aligned with Enel’s three-year industrial plan that was disclosed in November 2018. For further information, please refer to “Item 4. Information on the Company — D. Property, Plant and Equipment. — Project Investments” and “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations”.

Capital Expenditures in 2018, 2017 and 2016

Our capital expenditures in the last three years were principally related to the optimization of the 350 MW Bocamina II power plant, improvements to the Tarapacá coal-fired power plant, the construction of the 150 MW Los Cóndores power plant and maintenance of our current power plants. Investments related to the Bocamina II and Tarapacá power plants focused on making improvements to reduce environmental impact. These improvements were the consequence of environmental injunctions in the case of Bocamina II and new environmental regulations in the case of Tarapacá. The improvements to Bocamina II were completed in 2018, while those of Tarapacá in 2017.

Our material plans in progress include Los Cóndores project, which began construction in 2014 with completion expected during 2020. For further detail of the Los Cóndores project, please see “Item 4. Information on the Company — D. Property, Plant and Equipment. — Projects Under Construction.”

A portion of our capital expenditures is reserved for maintenance, and for the assurance of quality and operational standards of our facilities.  Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.                     Business Overview.

We are a publicly held limited liability stock corporation that operates in Chile. Our core business is electricity generation. We also participate in other activities but that are not core businesses and represent less than 1% of our 2018 revenues. We do not report them as separate business segment in this Report nor in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,			Change
Revenues	2018	2017	2016	2018 vs. 2017
	(in millions of Ch$)			(in %)
Generation	1,521,054	1,634,937	1,659,727	(7.0)%
Other businesses and intercompany transaction adjustments	—	—	—	n.a.
Total revenues	1,521,054	1,634,937	1,659,727	(7.0)%

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 39 of the Notes to our consolidated financial statements.

We are a generation company in the SEN, representing 32.8% of the electricity market share in 2018.

As of December 31, 2018, we accounted for 26.5% of SEN’s total generation capacity, measured by the installed capacity, according to figures published by the National Electricity Coordinator (“CEN” in its Spanish acronym). Hydroelectric, thermal and wind power represent 55%, 44% and 1% of our total installed capacity in Chile, respectively.

For additional detail on our historical capacity, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following tables summarize the information relating to our capacity, electricity generation and energy sales:

ELECTRICITY DATA

	Year ended December 31,
	2018	2017	2016
Number of generating units(1)	111	111	111
Installed capacity (MW)(2)(3)	6,274	6,351	6,351
Electricity generation (GWh)	17,373	17,073	17,564
Energy sales (GWh)	23,343	23,356	23,689

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

(3)     The 2018-installed capacity differs from previous years since the CEN reviewed the capacity of each generation unit and adjusted their capacity.

Our consolidated electricity generation in 2018 were 17,373 GWh and our energy sales was 23,343 GWh, which represents a 1.8% increase and a 0.1% decrease, respectively, when compared to 2017, respectively.

Dividing the electricity generation business into hydroelectric, thermoelectric and other generation is customary in the electricity industry, because each generation type has significantly different variable costs. Thermoelectric generation, for instance, requires the purchase of fuel, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers that normally has minimal variable costs. Of our total consolidated generation in 2018, 63% was from hydroelectric sources, 36% was from thermal sources, and less than 1% was from wind energy, which is generated by the Canela I and Canela II wind farms, subsidiaries of GasAtacama.

The following table summarizes our consolidated generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2018		2017		2016
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	10,681	63.2	9,392	55.0	8,815	50.2
Thermal generation	6,268	36.1	7,292	42.7	8,379	47.7
Wind generation — NCRE (1)	131	0.8	129	0.8	107	0.6
Mini-hydro generation — NCRE (2)	293	1.7	260	1.5	263	1.5
Total generation	17,373	100	17,073	100	17,564	100

(1)                  Electricity generated by the Canela I and Canela II wind farms.

(2)                  Electricity generated by the Palmucho and the Ojos de Agua mini-hydroelectric plants.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2018		2017		2016
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	15,254	65.3	17,029	72.9	18,516	78.2
Unregulated customers	7,338	31.4	5,586	23.9	4,321	18.2
Total contracted sales(1)	22,592	96.8	22,615	96.8	22,838	96.4
Electricity pool market sales	752	3.2	742	3.2	852	3.6
Total electricity sales	23,343	100	23,356	100	23,689	100

(1)                  Includes sales to distribution companies not backed by contracts.

Dividing sales by customer type in terms of regulated and unregulated customer is useful in managing and understanding the business. We sell electricity to regulated customers through distribution companies and to unregulated customers directly. The sales to distribution companies to supply the distributors’ regulated customers, that is, either residential, commercial or others, are classified as regulated sales and are subject to government regulated electricity tariffs. The sales of generation companies to distribution companies to supply the distributors’ unregulated customers are also classified as unregulated sales and are also governed by contracts at a freely negotiated prices and terms. We directly sell to large commercial and industrial customers and other generators are classified as unregulated sales and are generally governed by contracts with freely negotiated prices and terms. Finally, pool market sales are the sales that take place when generation companies are dispatched by the CEN in excess of their contractual obligations and therefore must sell their surplus electricity in the pool market, or when the generators electricity dispatched is less than their contractual commitments with their customers and therefore must purchase the deficit in the pool market. These purchase and sale transactions among electricity companies are normally carried out in the pool market at the spot price, and do not require a contractual agreement.

The regulatory framework often requires that electricity distribution companies have contracts to support their commitments to small volume customers. Chilean regulations also determine which customers can purchase energy directly in the electricity pool market.

We attempt to minimize the risk of electricity generation deficits resulting from poor hydrological conditions in any given year by limiting our contractual sales requirements to a quantity that does not exceed our estimated electricity production in a dry year. We consider the available statistical information concerning rainfall, mountain snow and ice, when they are expected to melt, hydrological levels and the capacity of key reservoirs to determine our estimated production for a dry year. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers to cover the cost of spot market purchases.

In 2022, distribution company contracts awarded in the August 2016 auction will come into effect and therefore the tariffs of our regulated contracts will decrease by 6% as a consequence of the lower prices offered by NCRE providers in the energy auction for distribution companies. In 2024, contracts awarded in the November 2017 auction will come into effect with an average price of US$ 32.5 per MWh, which is 31.7% lower than the average price of the previous tender process. We routinely participate in energy bids and we have been awarded long-term energy sale contracts that incorporate the expected variable costs considering changes to the most relevant variables. These contracts secure the sale of our current and expected new capacity and allow us to stabilize our income.

In November 2017, the outcome of the latest bidding process was announced. This process tendered 2,200 GWh per year to be delivered between 2024 and 2043. The total amount of energy tendered was based on renewable energy offers, thus representing a milestone in the industry. We were awarded 54% of the tender, corresponding to 1.2 TWh at an average price of US$ 34.7 per MWh with a mix of wind, solar and geothermal generation. These prices are 6.8% higher than the average price.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low hydrology, the amount of our thermal generation increases. This involves an increase in the amount of fuels required and the costs of its transportation to the thermal generation power plants. Under dry conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate. Therefore, to satisfy our contractual commitments, we may be required to purchase electricity in the pool at spot market prices. The cost of these purchases at spot prices, under certain circumstances, may exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any given year by limiting our contractual sales requirements to a quantity that does not exceed our estimated electricity production in a dry year. We consider the available statistical information concerning rainfall, mountain snow and ice and when they are expected to melt, hydrological levels and the capacity of key reservoirs to determine our estimated production for a dry year. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers.

Seasonality

While our core business is subject to weather patterns, generally only extreme events such as prolonged droughts, which may adversely affect our generation capacity, rather than seasonal weather variations, materially affect our operating results and financial condition.

The generation business is affected by seasonal changes throughout the year. During normal hydrological years, snowmelts typically occur during the warmer months of October through March. These snowmelts increase the level of water in our reservoirs. The months with most precipitation are typically May through August.

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

Operations

We own and operate 111 generation units in Chile both directly and through our subsidiaries GasAtacama and Pehuenche. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,456 MW, representing 55% of our total installed capacity in Chile. There are 22 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,740 MW, representing 44% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1% of our total installed capacity in Chile. On November 21, 2017, the integration of the SIC and the SING into one interconnected system was completed and resulted in the creation of the SEN, a new national interconnected system that extends from Arica in the north of Chile to Chiloé in the south of Chile.

For information on the installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total gross electricity generation in Chile accounted for 23.2 % of total gross electricity generation in Chile during 2018.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2018	2017	2016
Enel Generation	11,314	10,976	11,538
Pehuenche	2,794	2,443	2,369
GasAtacama	3,265	3,654	3,657
Total	17,373	17,073	17,564

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2018		2017		2016
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	10,974	55.0	9,392	55.0	8,815	50.2
Thermal generation	6,268	42.7	7,292	42.7	8,379	47.7
Wind generation — NCRE(1)	131	0.8	129	0.8	107	0.6
Mini-hydro generation — NCRE(2)	293	1.5	260	1.5	263	1.5
Total generation	17,373	100	17,073	100	17,564	100

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

Through our subsidiaries, we have three agreements in force with the purpose of utilizing water for both irrigation and hydroelectric generation more efficiently. Two of them are agreements between Enel Generation and the Chilean Water Works Authority (“DOH” in its Spanish acronym) and are related to the water consumption during the most intense irrigation period (normally from September to April) from Laja Lake and Maule Lagoon, both located in southern Chile. Enel Generation signed the first agreement with the DOH related to Laja Lake and Maule Lagoon on October 24, 1958, and September 9, 1947, respectively.

After four years of studies and dialogue with different sectors making use of water from the Laja Lake, on November 16, 2017, the Operation and Recovery of Laja Lake Agreement was signed, which complements the agreement signed with the DOH in 1958. This agreement provides reasonable irrigation security to irrigators in the area, giving priority to extractions for irrigation when the reservoir is at low levels, which are also used by generation. It also contemplates the use of a certain volume of water to maintain the scenic beauty of Salto del Laja, a well-known tourist attraction in the area. It also significantly improves the flexibility in the use of water, eliminating most of the restrictions that existed in the form of water extraction, replacing it by annual volumes that will manage irrigation and generation according to their needs. Another agreement was signed in October 2018 between our subsidiary Pehuenche and the irrigators of the Maule Lagoon Monitoring Board to optimize the use of water during drought periods. These agreements allow us to use the water more efficiently and to avoid further litigation with the local community, especially with farmers.

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

The LNG contract is the largest supply contract and is based on long-term agreements between us and Quintero LNG Terminal for regasification services and British Gas for supply. Our LNG Sale and Purchase Agreement is in force through 2030 and is indexed to the Henry Hub/Brent commodity prices. During 2018, the Quintero LNG Terminal unloaded 44 shipments, with a content equivalent to 3,523 million cubic meters of natural gas, of which 1,096 million cubic meters corresponded to our generation and commercialization requirements.

Regarding the supply of natural gas, a milestone was achieved during the last quarter of 2018. In a new environment of cooperation and promotion of energy integration by governments and private actors in Argentina and Chile, and after eleven years of interrupted gas supply, it was possible to reactivate the import of natural gas from Argentina. In this context, we signed interruptible supply agreements for natural gas with YPF and Total Austral and the corresponding export permits were obtained in Argentina, allowing the supply of natural gas to begin on December 28, 2018, to be used in the operation of the San Isidro power plant.

The agreement of the Nueva Renca thermal power plant that was entered into by AES Gener and subsequently by Empresa Eléctrica Santiago (currently known as Empresa de Mercado Eléctrico S.A.), allowed natural gas to be available to Nueva Renca. With this availability, the electrical energy produced by Nueva Renca, which was approximately 0.5 TWh, accounted for our electrical energy balance and helped to reduce our spot energy purchases.

From the point of view of gas commercialization, during 2018, we had five LNG shipment sales transactions, including the sale to Enel Trade of two LNG shipments with delivery to the United Kingdom, continuing the international trading transactions for shipments under the contract with BG Global Energy Ltda. in relevant international markets outside of Latin America.

In addition, we, together with ENAP and Agesa, implemented a new agreement for the export of natural gas from the Quintero LNG Terminal to Argentina with Empresa Nacional de Energía Argentina in 2018. Gas shipments totaled 90.6 million cubic meters, of which we contributed 55% of the total exported volume.

In 2018, the Terminal Use Agreement signed with GNL Mejillones allowed the unloading of an LNG shipment at this terminal. This agreement allowed the renewal of gas purchase agreements with important mining and industrial customers in the north of Chile, making us the main industrial gas trader in the north of Chile, in addition to having volumes of this gas available to our thermal units connected to the northern gas pipeline network (Taltal and GasAtacama).

In relation to the commercialization of LNG by trucks, 2018 was marked by an increase in operations, with a 30% increase compared to the 2017. During 2018, new agreements were reached that will allow the distribution of natural gas to two new cities by truck.

With respect to coal-based power plant operations, during 2018, 1,037 kilotons of coal were consumed by Tarapacá and Bocamina power plants. This consumption was equivalent of 2.3 TWh of energy generated by Bocamina 2, 0.6 TWh generated by Bocamina and 0.01 TWh generated by Tarapacá.

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

Electricity sales and generation

The SEN’s electricity sales increased 4.3% during 2018 compared to 2017, as set forth in the following table:

ELECTRICITY SALES PER SYSTEM (GWh)

	Year ended December 31,
	2018	2017(1)	2016
Electricity sales in the SIC			50,516
Electricity sales in the SING			16,960
Total electricity sales (SEN)	71,179	68,256	67,476

(1)         On November 21, 2017, the SIC and the SING were integrated into one interconnected system and resulted in the creation of SEN.

Our electricity sales reached 23,343 GWh in 2018, 23,356 GWh in 2017 and 23,689 GWh in 2016, which represented a  32.8%, 34.2% and 35.1% market share, respectively. The energy purchases to comply with our contractual obligations to third parties decreased by 5% in 2018 when compared to 2017, primarily due to lower energy available under the contract with Nueva Renca, which is included in this total.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2018		2017		2016
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	17,373	74.4	17,073	73.1	17,564	74.1
Electricity purchases	5,970	25.6	6,283	26.9	6,125	25.9
Total	23,343	100	23,356	100	23,689	100

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

In 2018, 2017 and 2016, we had 294, 152 and 46 customers, respectively. This significant increase in 2018 is mainly due the increase in the number of unregulated customers. Regulated customers of a certain size may exercise their option to become unregulated customers in order to benefit from the current market situation, which offers lower prices than would be paid as regulated customers. In 2018, our customers included 20 regulated customers and 272 unregulated customers.

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

For the year ended December 31, 2018, our principal distribution customers were (in alphabetical order): Enel Distribution. Grupo CGE, Grupo Chilquinta and Grupo Saesa.

Our principal unregulated customers were (in alphabetical order): Compañia Minera Doña Inés de Collahuasi SCM, Enel Distribution, Empresa CMPC S.A., Minera Valle Central S.A. and SCM Minera Lumina Copper Chile.

We compete in the SEN primarily with three generation companies, AES Gener, Colbún S.A. (“Colbún”) and Engie.

Electricity generation companies compete largely based on price, technical experience and reliability. In addition, because 55% of our installed capacity connected to the SEN is hydroelectric, we have lower marginal production costs than companies whose installed capacity is primarily thermal. Our installed thermal capacity benefits from access to gas from the Quintero LNG Terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermal generators at spot prices in order to comply with our contractual obligations.

ELECTRICITY INDUSTRY STRUCTURE AND REGULATORY FRAMEWORK

1. Overview and Industry Structure

In the Chilean Electricity Market, there are four categories of local agents: generators, transmitters, distributors and large customers.

The following chart shows the relationships among the various participants in the Chilean electricity market:

The Chilean electricity sector is physically divided into three main networks, the SEN and two smaller isolated networks (Aysén and Magallanes). The SEN was created after the integration of the SIC and the SING that took place in November 2017 and extends from Arica in the north to Chiloé in the south. The CEN (Coordinador Eléctrico Nacional), a centralized dispatch center, coordinates the SEN’s operation. Until the interconnection of the SIC and SING in 2017, each system was coordinated by its respective dispatch center, the CDEC-SIC and the CDEC-SING.

The industry’s three business segments: generation, transmission and distribution, must operate in an interconnected and coordinated manner in order to supply electricity to final customers at the minimum cost and within the standards of quality and security required by the industry’s rules and regulations.

i)                                        Generators:

Generators supply electricity to end customers using the lines and substations that belong to transmission and distribution companies. The generation segment operates competitively and does not require a concession granted by the authority. Generators may sell their energy to unregulated customers, and to other generation companies through contracts at freely negotiated prices, or they may sell to distribution companies to supply regulated customers through contracts governed by bids.

The operation of electricity generation companies is coordinated by the CEN, with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. Any differences between electricity production and generators’ contracted sales are sold in the spot market at a price equal to the hourly marginal cost of the system.

ii)                                    Transmitters:

Transmission companies own lines and substations with a voltage above 23 kV flowing from generators’ production points to the centers of consumption or distribution, charging a regulated toll for the use of their installations. The transmission segment is a natural monopoly subject to special industry regulations, including antitrust legislation. Tariffs are regulated, and access must be open and guaranteed under nondiscriminatory conditions.

iii)                                Distributors:

Distribution companies supply electricity to end customers using electricity infrastructure with less than 23 kV. The distribution segment is a natural monopoly subject to special industry regulations as well, including antitrust legislation. The electricity network is open access and tariffs of distribution are regulated. Distribution companies have the obligation to provide electricity to the regulated customers within their concession area and at regulated prices. They may sell to unregulated customers through contracts at freely negotiated prices.

Furthermore, customers are classified according to their demand as “regulated” or “unregulated”. Certain customers have the choice to be either regulated or unregulated, and therefore subject to the respective price regime. Demand requirements to qualify as regulated or unregulated customer are described below under “— 3. Generation Segment — Dispatch, Customers and Pricing”.

2. Electricity Law and Authorities

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government. This goal is achieved by establishing objective criteria for setting prices that provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity in the system to all who request it.

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

The Ministry of Energy is the main authority in the energy industry since February 1, 2010. The Ministry of Energy elaborates and coordinates plans, policies and standards for the proper operation of the sector and the development of the industry in Chile.

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

The Energy Sustainability Agency was created in 2018 and replaced the Energy Efficiency Agency that is in charge of promoting energy efficiency.

Additionally, the law provides for a “Panel of Experts,” whose main responsibility is to acts as a court, issuing enforceable resolutions in disputes related to subjects referred to by DFL 4, and other electricity related laws. This panel is comprised of professional experts, all of whom are elected every six years by the antitrust government agency, Tribunal de la Libre Competencia (“TDLC” in its Spanish acronym).

The CEN is an independent entity in charge of coordinating the operation of the electricity system with the following objectives:

i)                                         maintain service security;

ii)                                      guarantee the efficient operation of the facilities connected to the system; and

iii)                                   guarantee open access to all transmission networks.

The CEN’S main activities include:

a)                                     coordination of electricity market operations;

b)                                     authorization of connections;

c)                                      ancillary services management, implementation of information systems available for the public; and

d)                                     monitor competition and payments, among others.

The CEN performs the calculation of market balances (energy injections and withdrawals), determines the transfers among generation companies and calculates the hourly marginal cost, which is the price at which energy transfers are carried out in the spot market. However, the CEN does not calculate the prices of generation capacity. Such prices are calculated by the National Energy Commission or CNE.

Limits on Integration and Concentration

The antitrust legislation established in DFL 211 (modified by Law No. 20,945 in 2016) and the regulations applicable to the electricity industry stated in DFL 4 and Law No. 20,018, have established the criteria to avoid economic concentration and abusive market practices in Chile.

Companies can participate in the different market segments (generation, distribution, transmission) to the extent that they are appropriately separated, both from an accounting perspective and a corporate perspective according to the requirements established in DFL 4 and Law No. 20,018 and the antitrust law DL 211 referred to above, in addition to complying with the conditions established in Resolution No 667/2002, listed below.

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

According to the Electricity Law, there are no restrictions on market concentration for generation and distribution activities.  However, Chilean antitrust authorities have imposed certain measures to increase transparency associated with us and our subsidiaries, through Resolution 667 issued by the TDLC.

Resolution 667 states that:

•                       electricity generation and distribution activities cannot be merged. For instance, Enel Chile must continue to keep both business segments separate and manage them as independent business units; and

•                       we, Enel Generation and Enel Distribution are registered with the CMF and must remain subject to the regulatory authority of the CMF and comply with the regulations applicable to publicly held stock corporations, even if any of these companies should lose such designation;

•                       members of the Board of Director must be elected from different and independent groups;

•                       the external auditors of the companies must be different for local statutory purposes.

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

Law No. 20,257 required generators, between 2010 and 2014, to supply at least 5% of their total contracted sales with NCRE sources and progressively increases that percentage by 0.5% a year beginning in 2015 with the aim of reaching 10% by 2024. In 2013, Law No. 20,698, modified the previously defined NCRE source minimum requirements, establishing a mandatory 20% share of NCRE source as a percentage of total contracted energy sales by 2025, but allowing contracts signed between 2007 and 2013 to maintain the 10% target by 2024.

Dispatch, Customers and Pricing

Generation companies may sell to distribution companies, unregulated end customers or to other generation companies through contracts. Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market or through contracts. They balance their contractual obligations with their dispatch by trading deficit and surplus electricity at the spot market price, which is set hourly by the CEN, based on the lowest cost of production of the last kWh dispatched.

The CEN operates the electricity system with an approach that minimizes operating costs, while monitoring the quality of the service provided by the generation and transmission companies. To minimize operating costs, it applies an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system. This marginal cost on an hourly basis is the price at which generators trade energy in the spot market, both their injections (sales) and their withdrawals (purchases) to balance their contracted customer sales to their production determined by the CEN.

The customers of generation companies are classified by the electricity capacity demand required, explained as follows:

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

ii)                                      Distribution companies: Distributors distinguishing between the energy they require to satisfy their regulated customers from their unregulated customers. In the former case, distributors purchase energy from generation companies through an open bid process regulated by the CNE, while they freely negotiated bilateral contracts with unregulated customers.

iii)                                   Generation companies trading on the spot or short-term market: The energy and capacity transactions between generation companies arise from the difference between the electricity produced by a generator, as determined by the CNE, and the contractual obligations of that generator with its customers. The price of energy traded on the spot market is the hourly marginal cost of the system and the price of capacity traded on the spot market at a certain node.

Each generator receives a capacity payment set by the CEN based on the generation capacity of each power plant and the available primary resource. This capacity payment replaces the previous “firm capacity” concept. It continues to depend primarily on the availability of such facility, the type of power plant technology, and the resources used to generate. It is the maximum capacity a generator may supply to the system at certain peak hours, considering statistical information, accounting for maintenance time and extremely dry conditions for hydroelectric power plants, but differs from firm capacity because it does not consider the power plants’ contribution to the security of the entire system.

Generation costs are passed on to distributors’ regulated end consumers through the “average node price,” which corresponds to a single price determined for each distributor by the CNE, considering the weighted average prices of their current supply contracts for regulated customers. The average node price is adjusted in three instances: (1) every six months, in January and July of each year, based on local and international indexes; (2) upon the entry of a new supply contract with any distribution company; and (3) upon indexation of a supply contract in more than 10%.

Rationing

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

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits, commencing on the start-up date of the project associated with the water right. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

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

On November 22, 2016, the Chilean House of Representatives approved an amendment that is being evaluated by the Water Resources, Desertification and Drought Commission of the Chilean Senate. The main aspects of the amendments are as follows:

•                      Granting of new water rights, which would be limited to a maximum period of 30 years, extendable over future terms, unless the Water Authority proves the non-use of the resources. The extension would be effective only for used water rights.

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

In January 2019, the President modified this amendment to state that the water rights have an unlimited duration.

4. Transmission Segment

The transmission segment supplies electricity over lines or substations with a voltage or tension higher than 23 kV from generators’ production points to the centers of consumption or distribution. Transmission systems are comprised of the electricity lines and substations that are not considered part of the distribution network.

Given the structural characteristics of the transmission segments, it is subject to special electricity industry regulation. Tariffs are regulated, and access must be open guaranteed under nondiscriminatory conditions.

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

Regulation currently in force states that transmission remuneration is the sum of tariff revenue and usage charge revenue, received for use by the transmission system defined as $/kWh by the CNE.

Finally, in the case of a failure in electricity transmission, Law No. 20,936 defines the penalty conditions for the responsible company (transmission, generation or other).

Transmission Tariffs

Law No. 20,936 introduced changes to the transmission tariff setting process. In transitioning to the implementation of the new law, the current zonal transmission tariff setting process continued as stated by transitory Article No. 20 of Law No. 20,936. The tariff setting process for the 2018-2019 period concluded in October 2018 and has been effective retrospectively since January 1, 2018. The 2020-2023 tariff setting process is now in progress.

5. Distribution Segment

The distribution segment is comprised of electricity infrastructure with a voltage lower than 23 kV to supply electricity to end customers. Electricity distribution is considered a natural monopoly and companies therefore operate under a public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers. They may sell to unregulated customers at negotiated prices.

Customers are classified according to their demand as regulated or unregulated. Regulated customers are those whose connected capacity is below or equal to 5,000 kW and unregulated customers are those whose connected capacity is at least 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW may choose to be regulated or unregulated, subject to the respective price regime. Clients who choose one category must remain at least four years in the option chosen.

Customers subject to the unregulated price regime may negotiate their electricity supply with any generator or distributor, although they must pay a regulated toll for using the distribution network.

Regulated customers with residential generation can sell their surpluses to the distribution company, under certain conditions (regulation of net billing). Since November 2018, Law No. 21,118 permits customers with connected capacity up to 300kW to sell their surpluses.

Distribution concessions are given by the Chilean Ministry of Energy for an undefined period and give the right to use public areas for building distribution lines. Distribution companies have the obligation to supply electricity to regulated customers that request service within their concession area, except for customers that have chosen the unregulated regime. A concession may be declared expired if the quality of service does not meet certain minimum standards.

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

The latest tender was carried out in 2017. A total 2,200 GWh/year were awarded for the period from January 1, 2024, to December 31, 2043, at an average price of 32.5 US$/MWh, which must be completely sourced from NCRE. For further detail on the outcome of tenders, please see “Item 4. Information on the Company — B. Business overview.”

Distribution Tariffs

The Chilean distribution tariff model has gone through nine tariff setting process since its privatization in the 1980s.

Tariffs charged by distribution companies to end regulated customers are set every four years. Tariffs are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and the Value Added from Distribution of electricity (“VAD”), which allows distribution companies to recover their investment and operating costs, including a return on investment, which is set by law. The transmission charge reflects the cost paid for electricity transmission and transformation.

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

The tariff setting process for 2016-2020 concluded in August 2017 and had been in effect, retroactively, since November 4, 2016. On December 18, 2017, CNE published a resolution that set the Technical Standard of Quality of Service for Distribution Systems. The Distribution System Technical Service Quality Standards established higher technical and commercial standards, including electricity supply reliability indicators, such as the System Average Interruption Frequency Index (SAIFI), which measures the average number of times a customer’s supply is interrupted in a year; and the System Average Interruption Duration Index (SAIDI), which measures the total number of minutes, on average, that a customer is without electricity in a year, among others. This resolution also refers to product quality, metering, monitoring and controlling and commercial service quality. In this context, in September 2018, there was an extraordinary tariff update process. This updated tariff is non-retroactive and will be effective until the next tariff setting process.

Distribution companies may be required to compensate end customers in the case of electricity shortages that exceed the authorized standards. These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the “failure cost.” In addition, distribution companies are subject to the provisions of the SEF, in particular to in its articles 15 and 16 of the Law No. 18,410, in which different infractions are listed and classified according to their severity and associated fines.

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

The tariff setting process for the distribution related services for the 2016-2020 period concluded in July 2018. The new tariff is non-retroactive and will be in effect until the next tariff setting process.

6. Environmental Regulation

Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas that may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law establishes a general framework of regulation of the right to live in a pollution-free environment, the protection of the environment, the preservation of nature and the conservation of environmental heritage. It also regulates environmental management instruments such as the Strategic Environmental Assessment, the Environmental Impact Assessment System and Access to Environmental Information, the Environmental Damage Liability, the Enforcement and the Environmental Protection Fund and the environmental institutional framework of Chile. This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, and introduced changes to the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendence of Environment. Environmental assessment processes are coordinated by this entity and by the Environmental Assessment Service (SEA).

The Ministry of the Environment is in charge of the management, protection and application of policies in environmental matters, whose mission is to lead sustainable development, through the generation of efficient public policies and regulations, by promoting good practices that improve citizen environmental education. This Ministry works in the recovery of air quality in urban centers, the management of natural resources and biodiversity, the proper final disposal of solid waste, climate change and protection of water resources, and environmental education and citizen participation.

The SEA is in charge of guarding the regulatory integrity within the framework of the environmental impact assessment of the projects, while the Superintendence of Environment monitors compliance with the environmental qualification, standards and plans.

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

All our thermal plants and our subsidiary GasAtacama have established methodologies to measure emissions and pay related taxes, in line with the requirements of the Environmental Superintendence of Chile.

Regarding biodiversity, on January 5, 2018, the Chilean Sustainable Development Board approved the 2017-2030 National Biodiversity Strategy. This strategy replaces the existing national strategy adopted in 2003. The new strategy identifies five objectives related to the sustainable use of biodiversity, and the development of the institutions and regulation required for the sustainable management of ecosystems.

7. Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk.”

C.                     Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel, an Italian company and our ultimate controlling shareholder. Enel Chile, our controlling shareholder, owned 93.6% of our shares, and Enel beneficially owned 61.9% of Enel Chile as of December 31, 2018. Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in 35 countries across five continents, produces energy through a managed installed capacity over 89 GW, which includes 43 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With over 73 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel shares trade on the Milan Stock Exchange.

Enel Generation Chile’s Organizational Chart (1)

As of December 31, 2018

(1)         Only principal operating subsidiaries are presented here. The percentage listed in the box for each of Enel Generation’s consolidated subsidiaries represents its economic interest in such consolidated subsidiary.

(2)         Excluding treasury stock.

We consolidated the companies listed in the following table as of December 31, 2018. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies	% Economic Ownership of Each Main Subsidiary by Enel Generation	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Revenues and Other Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in%)	(in billions of Ch$)
Pehuenche	92.7	231	163
GasAtacama(1)	97.4	757	271

(1)                  Includes Central Eólica Canela S.A and Gasoducto Atacama Argentina S.A. On November 1, 2016, Celta was merged into GasAtacama, which was the surviving company. GasAtacama has been fully consolidated since May 2014.

Principal Subsidiaries

GasAtacama

GasAtacama is a generation company located northern Chile, which owns and operate a four-unit combined-cycle power plant with a total installed capacity of 732 MW and a gas pipeline, which connects to Argentina. In April 2014, we acquired a 50% ownership interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”) and as a result, we owned a controlling equity interest in GasAtacama Holding.

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

As of December 31, 2018, GasAtacama owned the following power plants: Tarapacá, San Isidro, Pangue, Canela I and II and Ojos de Agua, which have an aggregate capacity of 1,110 MW.

We hold 97.4% of the economic interest in GasAtacama and since May 1, 2014, we have consolidated GasAtacama in our consolidated financial statements.

Pehuenche

Pehuenche, a generation company connected to the SEN, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 697 MW. The 568 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant began operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. We hold 92.7% of the economic interest in Pehuenche and consolidate Pehuenche in our consolidated financial statements.

D.                     Property, Plant and Equipment.

Our property, plant and equipment are concentrated on electricity generation assets in Chile.

We conduct our generation business through Enel Generation and its subsidiaries, Pehuenche and GasAtacama, which together own 28 generation power plants, all located in Chile, of which 16 are hydroelectric (3,456 MW installed capacity), ten are thermal (2,738 MW installed capacity) and two are wind powered (78 MW installed capacity). The description for our generation subsidiaries, and their businesses is included in this “Item 4. Information on the Company.”

A substantial portion of our generating subsidiaries’ cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether resulting from an earthquake, flood, volcanic activity, severe and extended droughts or any other such natural disasters, could have a material adverse effect on our operations.

The following table identifies the power plants that we own, all located in Chile, at the end of each year, by company and their basic characteristics:

Property, Plant and Equipment of Generation Companies

			Installed Capacity(1) As of December 31,
Company	Power Plant Name	Power Plant Type(2)	2018 (3)	2017	2016
			(in MW)
Enel Generation	Rapel	Reservoir	376	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	449	450	450
	Los Molles	Run-of-the-river	18	18	18
	Sauzal	Run-of-the-river	77	77	77
	Sauzalito	Run-of-the-river	12	12	12
	Isla	Run-of-the-river	70	70	70
	Antuco	Run-of-the-river	319	320	320
	Abanico	Run-of-the-river	136	136	136
	Ralco	Reservoir	689	690	690
	Palmucho	Run-of-the-river	34	34	34
	Total hydroelectric		2,284	2,290	2,290
	Bocamina	Steam Turbine/Coal	478	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	240	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	388	399	399
	Quintero	Gas Turbine/Natural Gas	257	257	257
	Total thermal		1,451	1,467	1,467
	Total		3,735	3,757	3,757
Pehuenche	Pehuenche	Reservoir	568	570	570
	Curillinque	Run-of-the-river	89	89	89
	Loma Alta	Run-of-the-river	40	40	40
	Total		697	699	699
GasAtacama	Atacama	Combined Cycle /Natural Gas+Diesel Oil	732	781	781
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	20	24	24
	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
	Pangue	Reservoir	466	467	467
	Canela I	Wind Farm	18	18	18
	Canela II	Wind Farm	60	60	60
	Ojos de Agua	Run-of-the-river	9	9	9
	Total		1,842	1,896	1,896
Total capacity			6,274	6,351	6,351

(1)                  The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

(2)                  “Reservoir” and “run-of-the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines that generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” or “Open Cycle” refer to thermal power plants that use either diesel or natural gas to produce gas that moves the turbines. “Combined-Cycle” refers to thermal power plants fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.

(3)                  The 2018 installed capacity differs from previous years since the CEN has reviewed the capacity of each generation unit and adjusted their capacity.

Insurance

Our electricity generation facilities are insured against damage caused by natural disasters such as earthquakes, fires, floods, other acts of god (but not for droughts, which are not considered force majeure risks, and are not covered by insurance) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of the previously described events resulting in a material adverse effect on our facilities is remote. Claims under our subsidiaries’ insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period. Insurance policies include liability clauses, which protect our companies from claims made by third parties. The insurance coverage taken for our property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each facility, and is based on general corporate guidelines. All insurance policies are purchased from reputable international insurers. We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

Project Investments

We are continuously analyzing potential opportunities for growth. The study and profitability assessment of our project portfolio is an ongoing effort. Industry technology is allowing for smaller, less environmentally damaging power plants. These plants can be built quicker, allow greater flexibility to activate or deactivate according to system needs, and are generally preferred by the community. We are favoring renewable energy technology for our new power plant investments. We seek opportunities, either by building new greenfield projects or by modernizing existing brownfield assets and improving (operationally and/or environmentally) performance. The expected start-up for each project is assessed and is defined based on the commercial opportunities and our financing capacity to fund these projects. All of our projects are financed with internally generated funds. Below we list our most important projects under development; however, any decision related to construction will depend on commercial opportunities foreseen in the upcoming years, including future tenders for supplying the regulated market, and the evolution of the regulatory framework (mainly associated with ancillary services).

Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls, unless otherwise indicated.

1.              Generation Business Projects

A.            Projects completed during 2018

Bocamina Optimization Project

Bocamina is a 478 MW coal-fired power plant located in Coronel in the Bíobío Region in southern Chile, which consists of two units, Bocamina I (128 MW) and Bocamina II (350 MW). Bocamina II started commercial operations in July 2013 but suspended its operations in December 2013 due to environmental injunctions. A new Environmental Impact Statement was approved in March 2015 and included a new technical optimization plan. On April 2, 2015, the Chilean Court approved the new RCA, and the plant resumed operations in July 2015, after complying with all requested conditions established in the new RCA.

The technical optimization plan involves the following: (i) installation of Johnson filters for seawater intake in both units; (ii) installation of domes over the north and south coalfields; (iii) improvement of the ash dump in operation; and (iv) construction of a water treatment plant. After we finished the dome over the north coalfield, we proceeded to the construction and completion of the south dome in June 2018, achieving a storage capacity of 270,000 tons of coal.

The latest progress includes:

•         On June 15, 2018, we delivered to Major Contractor the Provisional Acceptance Certificate of South Dome.

•         On October 17, 2018, we received from Municipality the certificate of definitive reception of the building works for the south dome.

The estimated total investment is Ch$ 62,103 million, of which Ch$ 61,357 million was incurred as of December 31, 2018.

B.            Projects under Construction

B.1 Enel Generation

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

On September 14, 2018, our Board of Directors approved an updated construction plan, with a total project investment of US$ 957.3 million, excluding contingencies. The construction activities will continue until 2020. After that, the power plant commissioning phase will follow as well as commercial operations.

As of December 31, 2018, 65.6% of the project was completed and 86.8% of the transmission lines were completed and assembled, according to the last approved construction plan. We expect that the estimated total investment will be Ch$ 665,986 million, of which Ch$ 419,022 million was incurred as of December 31, 2018. This project is being financed primarily with internally generated funds.

Sauzal Repowering

The Sauzal Repowering project is to be implemented within the Sauzal power plant, located in the Libertador General Bernando O’Higgins Region of central Chile. The power plant uses the water of the Cachapoal and Claro Rivers and is a run-of-the-river hydroelectric power plant with three Francis vertical units.

The project involves replacing two turbines with a target efficiency rate of 95%, obtaining up to 3MW of new capacity and 13.7 GWh per year. The contract was signed in July 2018 with Voith. During 2018, detailed engineering was carried out and the manufacturing of the runner parts, shaft and seals of the first unit commenced, with an overall progress of 37% as of December 2018.

The estimated total investment is US$ 10.5 million, of which US$ 2 million has been incurred as of December 31, 2018. This project is being financed primarily with internally generated funds.

Bocamina closure plan of the landfill

The project considers the application of the best practices for closure of similar ash dumpsite facilities. In a first stage, there will be infrastructure and operation improvements in two sectors. We expect to satisfy the environmental standard established in the Environmental Impact Assessment approved in March 2015.

The project is composed of two stages:

•                  Stage 1: Closure works of sectors one and two and a lateral one (the total area is around 48,000 m2), which we expect to complete during the second quarter of 2020.

•                  Stage 2: Closure works for the remaining sector 3 at the end of the life of the power plant. This second stage does not have a commissioning date defined since it depends on several factors such as the operation of the plant and the sale of ashes.

Currently, the basic design is completed and the bidding process of major works is ongoing.

We estimate a total investment of Ch$ 6,555 million, of which Ch$ 1,668 million was incurred as of December 31, 2018.

C.            Projects Under Development

We are currently evaluating the development of the following projects, which we classify as “under development”. We will finally decide whether to proceed or not with each project depending on the commercial and other opportunities foreseen in upcoming years, and in particular, future tender prices for supplying the energy requirements of the regulated market and/or negotiations with existing or new unregulated customers.

C.1 Enel Generation

Vallecito Hydroelectric Project

The Vallecito hydroelectric project is located in the Maule Region, in the upper part of the Maule River basin. It consists of a run-of-the-river hydroelectric plant with an installed capacity of 55 MW. We expect to deliver energy to the SEN through the transmission line of the Los Cóndores hydroelectric plant, which we are also currently building (see above).

We have developed the Vallecito project based on a sustainable development plan that requires the development of technical-economic, environmental and hydroelectric social activities. We have established community-specific actions to be carried out with nine communities of the Pehuenche Route in order to incorporate social stakeholder considerations, capacity and local projects in the hydro project development plan.

During 2017, we developed complete basic design and environmental base line campaigns and implemented a sustainable development plan after several meetings with local communities aimed to jointly design the best-shared use for the hydro project and to obtain agreements with local communities that will be integrated in the Environmental Impact Study (“EIA” in its Spanish acronym).

The next steps are to finalize and prepare the EIA that will include collaborative agreements with communities directly related to the project. Based on current market conditions and future commercial options, we will eventually decide whether to continue to undertake the development of this project. The current plan contemplates commencing construction during 2020 and commissioning to take place in 2023. We estimate a total investment of Ch$ 127,357 million, of which Ch$ 9,159.6 million was incurred as of December 31, 2018.

Smart Repowering Projects

Within the context of projects under development, we are analyzing the following three Smart Repowering projects to increase the installed capacity or electricity generation, or both, of power plants already in operations by upgrading some components or improving the hydraulic potential of the plant, or both.

Antuco Repowering

The Antuco Repowering project is to be implemented within the Antuco operating power plant, located in Biobío Region in southern Chile. The project involves replacing one turbine installed in 1981 with an 88% load factor, with a new turbine with a target efficiency rate of 94%, obtaining 21 GWh of new energy. We estimate total investments of US$ 14.5 million, none of which has been incurred as of December 31, 2018, and we expect to begin operations in the second half of 2020.

Quintero Combined-Cycle Project

The Quintero project is located in the Valparaíso Region and consists of an energy efficiency project that takes advantage of the heat of the gases emitted by the existing turbines to produce steam through the installation of a steam turbine and a generator, which allows converting the existing open cycle plant into a combined-cycle gas plant. Currently, the Quintero plant has two gas turbines with a total capacity of 257 MW. With the addition of a steam turbine unit of 130 MW capacity, the Quintero plant would reach a total capacity of 387 MW. We would deliver the produced energy to the SEN through the existing Quintero-San Luis line, a simple 220 kV circuit built to evacuate the energy of the combined-cycle power plant.

In 2017, we started the preparation of the environmental impact study and the implementation of the sustainability plan. However, during August 2018, the Quintero and Puchuncaví areas suffered an environmental crisis leaving more than 300 people suffering the toxic effects allegedly associated with gas emissions of other industries. As a result, the project was indefinitely postponed and the environmental impact study has been suspended.

The estimated total investment for the project is Ch$ 150,651 million, of which Ch$ 2,858 million was incurred as of December 31, 2018.

Ttanti Combined-Cycle Project

The Ttanti project is located in the Antofagasta Region, on land adjacent to the existing Atacama power plant that is located in the industrial zone of the city of Mejillones. The project consists of the construction of a natural gas combined-cycle power plant with an aggregate installed capacity of 1,290 MW (430 MW for each of the three units), and one unit would be able to use diesel oil as a backup in case of a shortage of natural gas. The power plant would connect to the SEN through a 0.5 km 220 kV double circuit transmission line to the Atacama substation, which would be expanded for this purpose.

The environmental permit, requested through an Environmental Impact Assessment, was approved in December 2017 by the Environmental Evaluation Service (“SEA” in its Spanish acronym) of the Antofagasta Region. Any decision related to the construction of the project will depend primarily on the commercial opportunities foreseen in the upcoming years (prices in future tenders and/or negotiations with unregulated customers, among other factors).

The estimated total investment for the first unit is Ch$ 251,078 million, of which Ch$ 1,319 million was incurred as of December 31, 2018.

Taltal Combined-Cycle Project

The Taltal project consists of the construction of a steam turbine for converting the existing Taltal gas-fired open cycle plant to a combined-cycle plant by adding a turbine in the vapor phase, which would use the steam generated by the gas turbines’ heat emissions to produce energy, which will considerably improve its efficiency. The Taltal power plant is located in the Antofagasta Region. Currently, the existing Taltal power plant has two gas turbines with 120 MW installed capacity each. The steam turbine would add 130 MW and therefore, the Taltal power plant would reach a total capacity of 370 MW. We will supply the produced energy to the SEN through the existing 220 kV double circuit Diego de Almagro — Paposo transmission line.

The environmental permit, requested through an Environmental Impact Statement submitted in December 2013, was approved in January 2017. Any decision related to the construction of the project will depend primarily on the commercial opportunities foreseen in the upcoming years (prices in future tenders and/or negotiations with unregulated customers, among others).

The estimated total investment is Ch$ 136,998 million, of which Ch$ 2,873 million was incurred as of December 31, 2018.

Taltal Battery Energy Storage System

The project consists of the installation of a battery energy storage system (BESS) in the Taltal power plant to provide ancillary services in upcoming years.

The project would reach an installed capacity of 12 MW and 12 MWh of energy storage, connected to the 15 kV bar of one of the existing 120 MW turbines installed in the Taltal power plant.

In May 2018, the Antofagasta Region SEA issued the resolution waiving the obligation to submit the project to environmental assessment before its construction. Any decision related to the construction of the project will depend primarily on the commercial opportunities foreseen in the upcoming years and, particularly, on the evolution of the regulatory framework for the provision and remuneration of the ancillary services, currently under elaboration by the authority.

The estimated total investment is Ch$ 8,119 million, of which Ch$ 15.1 million was incurred as of December 31, 2018.

Tarapacá Battery Energy Storage System

The project consists of the installation of a BESS in the Tarapacá power plant to provide ancillary services in upcoming years. The BESS has about 14 MW of installed capacity and 14 MWh of energy storage, and will be connected to the 11.5 kV bar of the existing 23 MW turbine installed in the Tarapacá power plant.

In December 2017, the SEA of the Tarapacá Region issued the resolution waiving the obligation to submit the project to environmental assessment before its construction. Any decision related to the construction of the project will depend on the commercial opportunities foreseen in the upcoming years and particularly on the evolution of the regulatory framework for the provision and remuneration of the ancillary services, currently under elaboration by the authority.

The estimated total investment is Ch$ 9,427 million, of which Ch$ 80.5 million was incurred as of December 31, 2018.

Major Encumbrances

As of December 31, 2018, we have full ownership of our assets and they are not subject to material encumbrances.

Item 4A.                                                Unresolved Staff Comments

None.

Item 5.         Operating and Financial Review and Prospects

A.    Operating Results.

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our consolidated financial statements as of December 31, 2018, and 2017 and for each of the years in the three-year period ended December 31, 2018, have been prepared in accordance with IFRS, as issued by the IASB.

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

a.     Hydrological Conditions

A substantial part of our generation capacity is hydroelectric and depends on the prevailing hydrological conditions. Our installed capacity as of December 31, 2018, 2017 and 2016 was 6,274 MW, 6,351 MW and 6,351 MW, of which 55% was hydroelectric for the three years. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 10,974 GWh, 9,652 GWh and 9,078 GWh in 2018, 2017 and 2016, respectively. Our 2018 hydroelectric generation was greater than 2017, showing similar path of what occurred in 2017 and 2016. The increase was mainly due to the slight increase in total fluvial energy and rainfalls. Although there was little rain, hydrological conditions were more humid and intense, especially during the last quarter of 2017. Additionally, some important reservoirs have been at low levels since 2010 due to several years of drought, characterized by low rainfalls and a poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of available water as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions and their final effect on us may depend on the accumulated hydrology. For instance, a new year with drought conditions has less of an impact on us if it follows several periods of abundant rainfall instead of exacerbating a prolonged drought. Likewise, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought. In Chile, the period of the year that typically has the most precipitation is from May through August, and the period in which snow and ice in the mountains melt more is during the warmer months, from October through March, providing water flow to lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them located in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions as either dry or wet, although there are several other intermediate scenarios. Extreme hydrological conditions materially affect our operating results and financial condition. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently considering other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

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

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different from those shown above. For instance, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year if demand increases, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

b.     Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans depending on the level at which our revenues are denominated in Chilean pesos. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “Item 3. Key Information  — D. Risk Factors — Chilean economic fluctuations as well as, certain economic interventionist measures by governmental authorities as well as political events or financial or other crises in any region worldwide may affect our results of operations and, financial condition and liquidity as well as the value of our securities.”

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2018		2017		2016
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	640.95	694.77	649.11	614.75	676.67	669.47

Source: Central Bank of Chile

c.     Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties that would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies with reference to the preparation of our consolidated financial statements under IFRS are those described below.

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

In general, these projections cover the next five years, estimating cash flows for future years and applying reasonable growth rates, which in no case are increasing nor exceed the average long-term growth rates for the Chilean electricity sector. At the end of December 2018, projected cash flows were extrapolated using an annual growth rate of 3.1%.

These future cash flows are discounted at a given pre-tax rate to calculate their present value. This rate reflects the cost of capital of the business in Chile. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity.

The pre-tax nominal discount rates applied in 2018, 2017 and 2016 are as follows:

	Year ended December 31,
	2018	2017	2016
Chile	10.6%	10.7%	12.2%

If the recoverable amount is less than the net carrying amount of the cash–generating unit, the corresponding impairment loss provision is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset other than goodwill in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. Impairment adjustments to goodwill are not reversible.

Litigation and Contingencies

We are currently involved in legal and tax proceedings. As discussed in Note 23 of the Notes to our consolidated financial statements as of December 31, 2018, we recognized provisions for legal and tax proceedings in an aggregate amount of Ch$ 3.9 billion as of December 31, 2018. This amount was based on consultations with our legal and tax advisors, who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

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

This policy reflects a detailed analysis of our future revenues directly linked to the U.S. dollar, with the purpose of confirming that hedge accounting is applicable. Such analysis may change in the future due to new electricity regulations limiting the amount of cash flows tied to the U.S. dollar.

Recent Accounting Pronouncements

Please see Note 2.2. of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.     Analysis of Results of Operations for the Years Ended December 31, 2018, and 2017

Consolidated Revenues

The following tables set forth our total revenues and the corresponding change for the years ended December 31, 2018, and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Revenues	1,521,054	1,634,937	(113,883)	(7.0)

Revenues decreased in 2018 compared to 2017 despite the level of generation and the stable level of physical sales. The decrease was mainly due to (i) Ch$ 88.3 billion lower revenues from energy sales, which was primarily attributable due to (a) Ch$ 46.1 billion associated with lower energy average sales price due to the lower average exchange rate for the period; (b) Ch$ 22.3 billion of lower physical sales as a result of the shift in our customer mix between regulated and unregulated customers; and (c) Ch$ 21.9 billion of lower revenues as a result of settlements performed by the CEN associated with price and quantity adjustments registered in 2017. The decrease was also the result of Ch$ 35.4 billion of less toll revenues partially offset by Ch$ 9.3 billion of higher other sales, mainly due to Ch$ 12.1 billion of higher gas sales offset by Ch$ 2.8 billion lower coal sales.

Total Operating Costs

Our total operating costs are primarily energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth the principal items for consolidated operating costs for the years ended December 31, 2018, and 2017:

	Year ended December 31,
	2018		2017
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	326,366	40.3	346,955	38.4
Fuel consumption	230,994	28.5	280,739	31.1
Transportation costs	141,551	17.5	152,870	16.9
Other variable procurement and services	111,063	13.7	123,414	13.7
Depreciation, amortization and impairment losses(1)	117,867	14.6	117,282	13.0
Other expenses(1)	82,479	10.2	102,821	11.4
Employee benefit expense and others(1)	46,351	5.7	46,996	5.2
Total Operating Cost	809,974	100	903,978	100

Our operating costs decreased in 2018 compared to 2017, mainly due to:

(i)        a Ch$ 49.7 billion decrease in fuel consumption, of which Ch$ 30.5 billion corresponded to lower gas consumption, Ch$ 9.2 billion to lower coal consumption, and Ch$ 9.9 billion to lower fuel oil costs, primarily responding to the lower level of thermal dispatch;

(ii)       a Ch$ 20.6 billion decrease in energy purchases primarily explained by lower physical energy purchases of 313 GWh, mainly 935 GWh of lower contracted energy purchases that were partially compensated by 622 GWh higher spot market purchases;

(iii)      a Ch$ 12.4 billion decrease in other variable procurement and services costs, which in turn was mostly attributable to (a) Ch$ 8.3 billion of lower costs related to the lease agreement with Eléctrica Santiago S.A., an unrelated company, to use its

Nueva Renca combined-cycle power plant, allowing us to use our available LNG; (b) Ch$ 3.7 billion of lower thermal emissions taxes; (c) Ch$ 1.7 billion of lower commodity derivative costs; and (d) Ch$ 1.1 billion of lower water consumption costs. These cost decreases were partly offset by higher costs of Ch$ 4.8 billion in the gas commercialization business; and

(iv)                    a Ch$ 11.3 billion decease in transportation costs, primarily in lower toll expenses amounting to Ch$ 11.9 billion offset by Ch$ 0.6 billion of higher gas transportation and regasification costs.

Consolidated Selling and Administrative Expenses

Our selling and administrative expenses are salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies. The following table sets forth our consolidated selling and administrative expenses for the years ended December 31, 2018, and 2017:

	Year ended December 31,
	2018		2017
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Depreciation, amortization and impairment losses	117,867	47.8	117,282	43.9
Other expenses	82,479	33.4	102,821	38.5
Employee benefit expense and others	46,351	18.8	46,996	17.6
Total Selling and Administrative Expenses from Continuing Operations	246,697	100	267,099	100

Consolidated selling and administrative expenses decreased in 2018 compared to 2017 primarily due to Ch$ 20.3 billion of lower other fixed costs primarily attributable to the impairment charges of Ch$ 25.1 billion. This loss was recognized in 2017 in connection with our decision to abandon the Neltume and Choshuenco projects as being economically unfeasible and reducing the net book value of the associated assets to zero. Otherwise, our selling and administrative expenses were remained stable.

Consolidated Operating Income

The following table sets forth our operating income, for the years ended December 31, 2018, and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Operating income	464,383	463,860	523	0.1
Operating margin (1)	30.5%	28.4%	—	—

(1)         Operating margin, a measure of efficiency, represents operating income as a percentage of revenues.

Our operating income in 2018 remained relatively stable in when compared to 2017 as a result of:

•                  Hydrological conditions in Chile have been below the historical average since 2010. However, in 2018 hydrological conditions were more humid than in 2017. This allowed us to produce more electricity through hydroelectric generation rather than through thermal generation, which is more expensive, which helped slightly reduce our operating costs. In addition, the commissioning of new NCRE plants reduced the impact of dry conditions and the interconnection between the SIC and SING also helped to reduce or stabilize marginal costs. Therefore, the marginal cost of electricity generation decreased in 2018 when compared to 2017 notwithstanding higher prices for our fuels. As a result, we were able to cover our energy deficit in the spot market at lower prices.

•                  However, despite the level of generation and the stable level of physical sales, our operating revenues decreased mainly as a consequence of a shift in our customer mix and the lower average sales price. Our selling and administrative expenses considerably decreased in 2018, mainly due to write-offs we booked in 2017.

The 1.0% decrease in operating costs (excluding selling and administrative expenses) offset the 7.0% decrease in revenues. However, the 7.6% decrease in selling and administrative expenses was the main factor that contributed to the 2.2% increase in our operating income in 2018 when compared to 2017, increasing our operating margin from 28.4% to 30.5%.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2018, and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	5,778	5,274	504	9.6
Financial costs	(48,189)	(50,852)	2,663	(5.2)
Gains from indexed assets and liabilities, net	(2,480)	146	(2,626)	n.a
Foreign currency exchange differences	(3,056)	8,822	(11,878)	(134.6)
Total financial results	(47,947)	(36,610)	(11,337)	31.0

Other results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	3,281	(2,697)	5,978	n.a
Gain from other investments	410	105,463	(105,053)	(99.6)
Loss from sales of assets	3,025	7,626	(4,601)	(60.3)
Total other results	6,716	110,392	(103,676)	(93.9)
Total Consolidated Financial and Other Results	(41,231)	73,782	(115,013)	n.a

Financial Results

We recorded a higher net financial expense for the year ended December 31, 2018, compared to 2017. This increase was primarily due to lower charges for foreign currency exchange differences amounting to Ch$ 11.9 billion. This was mainly a result of lower positive exchange differences on cash and cash equivalents of Ch$ 3.2 billion, a greater negative exchange difference on forward contracts of Ch$ 5.1 billion, which was offset by a lower negative exchange difference on suppliers’ accounts of Ch$ 3.6 billion.

Other Results

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method for the year ended December 31, 2018, increased compared to 2017, primarily due to the greater profit from our former associate Centrales Hidroeléctricas de Aysén S.A.

We had a lower gain from other investments in 2018 when compared to 2017, primarily explained by the sale of Electrogas in February 2017 for Ch$ 105.3 billion.

Consolidated Income Tax Expense

Consolidated income tax expenses totaled Ch$ 104.9 billion in 2018, a decrease of Ch$ 7.2 billion compared to 2017.

The decrease in consolidated income tax expenses was primarily due to a Ch$ 13.5 billion decrease in tax expenses related to the dissolution of Central Canela S.A. in 2017; a Ch$ 27.7 billion of lower tax expenses related to the sale of Electrogas in February 2017, partially offset by Ch$ 5.8 billion of higher expense due to the increase in the statutory corporate income tax rate from 25.5% in 2017 to 27% in 2018; along with a lower income of Ch$ 29.6 billion related to the liquidation process of Centrales Hidroeléctricas de Aysén S.A. The decrease in income tax expenses resulted in the increase of the effective income tax rate.

The effective tax rate was 24.8% in 2018 compared to 20.9% in 2017. For further details, please refer to Note 33 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated income before income taxes, income tax expenses and net income for the years ended December 31, 2018, and 2017:

	Year ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Operating income	464,383	463,860	523	0.1%
Total financial and Other results	(41,231)	73,782	(115,013)	(155.9)%
Income before income taxes	423,152	537,642	(114,490)	(21.3)%
Income tax expense	(104,947)	(112,100)	7,153	(6.4)%
Consolidated Net Income	318,205	425,542	(107,337)	(25.2)%
Net income attributable to the parent company	309,029	418,454	(109,425)	(26.1)%
Net income attributable to non-controlling interest	9,176	7,088	2,088	29.5%

3.                   Analysis of Results of Operations for the years ended December 31, 2017, and 2016

Consolidated Revenues from Continuing Operations

The following tables set forth our total revenues from continuing operations and the corresponding change for the years ended December 31, 2017, and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Revenues	1,634,937	1,659,727	(24,790)	(1.5)

Revenues decreased in 2017 compared to 2016. The decrease was mainly due to Ch$ 59.0 billion lower revenues from energy sales, which was primarily attributable due to (i) Ch$ 41.2 billion associated with lower energy average sales price, (ii) lower physical sales of Ch$ 39.6 billion as a result of an 8% decrease in sales to regulated clients, and (iii) partially offset by Ch$ 21.9 billion of higher revenues as a result of settlements performed by the CEN associated with price and quantity adjustments. The decrease was partially offset by Ch$28.4 billion in higher natural gas sales.

Total Operating Costs from continuing operations

Our total operating costs from continuing operations are primarily energy purchases from third parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth the principal items for consolidated operating cost by category for the years ended December 31, 2017, and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in%)
Energy purchases	346,955	335,732	11,223	3.3
Fuel consumption	280,739	295,149	(14,409)	(4.9)
Transmission costs	152,870	192,503	(39,633)	(20.6)
Other variable procurement and services	123,414	71,676	51,738	72.2
Total Operating Cost from Continuing Operations (excluding Selling, General and Administrative Expenses)	903,978	895,060	8,918	1.0

Our operating costs increased in 2017 compared to 2016, mainly due to Ch$ 51.7 billion higher other variable procurement and services costs, which in turn were mostly attributable to (i) Ch$ 29.5 billion higher costs in the gas commercialization business, (ii) Ch$ 17.3 billion higher thermal emissions taxes and (iii) Ch$ 7.6 billion higher commodity derivative costs and increased purchases of Ch$ 11.2 billion due to higher physical purchases to comply with our contractual sales obligations. Such increases were partially offset by Ch$ 39.6 billion lower transportation costs due to lower tolls and Ch$ 14.4 billion lower fuel consumption costs mainly due to better hydrology in southern Chile during the fourth quarter of 2017, which allowed us to reduce our thermal generation during such quarter.

Selling and Administrative Expenses from Continuing Operations

Our selling and administrative expenses are salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses for the years ended December 31, 2017, and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Depreciation, amortization and impairment losses	117,282	163,386	(46,104)	(28.2)
Other expenses	102,821	119,303	(16,482)	(13.8)
Employee benefit expense and others	46,996	50,592	(3,596)	(7.1)
Total Selling and Administrative Expenses from Continuing Operations	267,099	333,281	(66,182)	(19.9)

Consolidated selling and administrative expenses from continuing operations decreased in 2017 compared to 2016. This reduction is primarily due to (i) lower impairment losses of property, plant and equipment of Ch$ 30.8 billion due to the non-recurring impairment charges of Ch$ 24.2 billion booked in 2016 related to NCRE projects and the Neltume and Choshuenco projects (see “— 2. Analysis of Result of operations for the year ended December 31, 2016 and 2015 — Consolidated Selling and Administrative Expenses”); (ii) lower other fixed costs of Ch$ 16.5 billion primarily attributable to the non-recurring impairment charges of Ch$ 35.4 billion related to the waiver of water rights of the Bardón, Chillán 1 and 2, Futaleufú, Huechún and Puelo hydroelectric projects recorded in 2016 compared with the Ch$ 25.1 billion loss recognized in 2017 in connection with our decision to abandon the Neltume and Choshuenco projects for being economically unfeasible to reduce the net book value of the associated assets to zero; and (iii) lower depreciation and amortization of Ch$ 15.3 billon primarily due to the modification of the remaining useful life of fixed assets applied to Property, Plant, and equipment in 2017.

Operating Income and Operating Margin from Continuing Operations

The following table sets forth our operating income and operating margin for the years ended December 31, 2017, and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating income from continuing operations	463,860	431,386	32,474	7.5
Operating margin from continuing operations (1)	28.4%	26.0%	—	—

(1)                  Operating margin from continuing operations, a measure of efficiency, represents operating income from continuing operations as a percentage of revenues from continuing operations.

The combination of the following factors, among others, contributed to an increase of our operating income in 2017 when compared to 2016:

•                  Hydrological conditions in Chile have been below the historical average since 2010. However, in 2017, hydrological conditions were slightly more humid than in 2016, mainly during the fourth quarter of 2017. This allowed us to produce more electricity through hydroelectric generation rather than thermal generation, which is more expensive. In addition, the commissioning of new NCRE plants reduced the impact of dry conditions. Therefore, the marginal cost of electricity decreased in 2017 when compared to 2016. As a result, we were able to cover our energy deficit in the spot market at lower prices.

•                  Our physical sales decreased when compared to 2016 and our customer mix changed because a portion of our former regulated clients chose the unregulated regime instead. Our selling and administrative expenses decreased considerably in 2017, mainly due to the impairments and write-offs we booked in 2016.

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

Financial and Other Results from Continuing Operations

The following table sets forth our financial and other results from continuing operations for the years ended December 31, 2017, and 2016:

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

Financial Results from Continuing Operations

We recorded a net financial expense from continuing operations for the year ended December 31, 2017, in an amount greater compared to 2016. This decrease is primarily due to lower charges for foreign currency exchange differences amounting to Ch$ 4.5 billion, mainly as a result of the lower Chilean peso value of the U.S. dollar intercompany debt we owed Enel Américas for Ch$ 10.1 billion that was offset by greater income on cash and cash equivalents in U.S. dollars for Ch$ 5.7 billion. This variation was completely compensated by the Ch$ 4.9 billion lower financial costs mainly due to lower interest expenses on structured loans for Ch$ 1.5 billion with Enel Américas that expired in September 2016, and to lower interest expenses on bank loans and bonds for Ch$ 4.8 billion mainly due to the lower level of average debt in 2017, offset by a Ch$1.4 billion increase in bank fees. The reduction of our financial result was also the consequence of Ch$ 0.9 billion lower financial income due to an agreement with YPF we settled in 2016 for Ch$ 2.0 billion offset by higher income from temporary investments in fixed income securities for Ch$ 1.1 billion.

Other Results from Continuing Operations

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method for the year ended December 31, 2017, decreased compared to 2016, primarily due to the sale of our former associate Electrogas in February 2017 and GNL Quintero in September 2016, accounting for a Ch$ 5.2 billion and Ch$ 2.8 billion decrease in equity investment profits, respectively. In addition, the loss from our associate HydroAysén increased by Ch$ 2.0 billion. For further details regarding the termination of HydroAysén, please refer to “Item 4. Information on the Company — C. Organizational Structure. — Selected Related and Jointly-Controlled Companies — HydroAysén.”

Due to the sale of Electrogas in 2017 and GNL Quintero in 2016, we also registered a lower gain from other investments in 2017 when compared to 2016. In 2017 we recorded a Ch$ 105.3 billion gain from the sale of Electrogas and the sale of a land owned by GasAtacama for Ch$ 7.6 billion, while in 2016 we recognized a Ch$ 121.3 billion gain arising from the sale of GNL Quintero.

Income Tax Expense

Total income tax expenses totaled Ch$ 112 billion in 2017, an increase of Ch$ 28.9 billion compared to 2016.

The increase in total income tax expenses was primarily due to (i) Ch$ 13.5 billion higher expense due to the reversal of the deferred income tax related to the dissolution of Central Canela S.A., (ii) Ch$ 6.3 billion related to the increase of the statutory tax rate from 24% to 25.5% and (iii) greater income tax related to lower exchange rate and price-level restatement losses for Ch$ 8.4 billion. The increase in income tax expenses resulted in the increase of the effective income tax rate.

The effective tax rate was 20.9% in 2017 compared to 15.9% in 2016. For further details, please refer to Note 31 of the Notes to our consolidated financial statements.

Income and Net Income

The following table sets forth our consolidated income before income taxes, income tax expenses, income after tax for the year from discontinued operations and net income for the years ended December 31, 2017, and 2016:

	Year ended December 31,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating income	463,860	431,386	32,474	7.5%
Total financial and Other results	73,782	93,691	(19,909)	n.a.
Income before income taxes	537,642	525,077	12,565	2.4%
Income tax expense	(112,100)	(83,217)	(28,883)	34.7%
Net Income from continuing operations	425,542	441,860	(16,318)	(3.7)%
Net Income from discontinued operations	—	79,572	(79,572)	(100.0)%
Net income	425,542	521,432	(95,890)	(18.4)%
Net income attributable to the parent company	418,454	472,558	(54,105)	(11.4)%
Net income attributable to non-controlling interest	7,088	48,874	(41,786)	(85.5)%

The decrease in net income attributable to non-controlling interests in 2017 compared to 2016 is primarily due to the decrease of net income attributable to the non-controlling interests from discontinued operations as a result of the separation of businesses that occurred on March 1, 2016. On that date, we transferred our interests in foreign companies to a newly formed company Endesa Américas, which in December 2016 merged with and into Enel Américas. See “Item 4. Information on the Company — A. History and Development of the Company — the 2016 Reorganization.” Therefore, our consolidated statement of comprehensive income for 2016 includes two months of contribution from foreign companies, while in 2017 we did not include discontinued operations. The details of non-controlling interests is listed in Note 25.2 of the Notes to our consolidated financial statements.

B.            Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We have a direct ownership interest in GasAtacama and Pehuenche, our main consolidated subsidiaries. On a stand-alone basis, we receive cash inflows from our own operating assets, from our subsidiaries, as well as from related companies. Our subsidiaries’ and associates’ cash flows may not always be available to satisfy our own liquidity needs because there may be a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, short-term intercompany loans and ample access to the Chilean and international capital markets will be sufficient to satisfy all our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

Our statement of cash flows for 2016 includes cash flows for two months from the discontinued non-Chilean generation businesses as the result of the separation of businesses that occurred on March 1, 2016, compared to the statement of cash flow for 2017 and 2018, which do not include cash flows from the discontinued non-Chilean generation businesses. On March 1, 2016, we transferred all of our ownership in the non-Chilean generation businesses to a newly formed company, Endesa Américas S.A., which was spun off to our shareholders in April 2016 and merged with and into Enel Américas S.A. in December 2016.

Set forth below is a summary of our consolidated cash flow information (including both continued and discontinued operations) for the years ended December 31, 2018, 2017, and 2016:

	Year ended December 31,
	2018	2017	2016
	(in billions of Ch$)
Net cash flows provided by operating activities	465	488	559
Net cash flows used in investing activities	(228)	(92)	(61)
Net cash flows used in financing activities	(292)	(302)	(520)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(55)	94	(21)
Effect of exchange rate changes on cash and cash equivalents	(4)	2	(14)
Cash and cash equivalents at beginning of period	211	114	150
Cash and cash equivalents at end of period	152	211	114

Set forth below is a summary of the net cash flow attributable to discontinued operations for the two months ended February 29, 2016:

Two months ended February 29,
2016
(in billions of Ch$)
Net cash provided by operating activities	69
Net cash flows used in investing activities	(26)
Net cash flows provided by (used in) financing activities	80
Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	123
Effects of exchange rate changes on cash and cash equivalents	(24)
Cash and cash equivalents at beginning of period	112
Cash and cash equivalents at end of period	211

For the year ended December 31, 2018, net cash flows provided by operating activities decreased 4.7%, compared to the same period in 2017. The main drivers of this change are described below.

(i)            A decrease of Ch$ 189 billion in collections on the sale of goods and services mainly due to:

a.                  a decrease of Ch$ 161 billion in collections from Enel Generation, on a stand-alone basis and excluding intercompany transactions, due to a lower average sales price and lower sales to regulated customers;

b.                  a decrease of Ch$ 42 billion in collections from GasAtacama, excluding intercompany transactions, due to lower physical sales mainly in the spot market; and

c.                    the decrease was offset by Ch$ 43 increase of physical gas sales collection, compensated by Ch$ 60 billion decrease of physical sales to regulated customers.

(ii)           A decrease in income tax payments of Ch$ 62 billion, mainly as a result of Ch$ 45 billion in tax refunds for recognition of tax losses in Celta and higher monthly payments made by GasAtacama in 2017.

This was partially offset by a decrease of Ch$ 113 billion in payments to suppliers of goods and services compared to the same period in 2017, mainly due to a decrease of Ch$ 52 billion in fuel costs to Enel Generation.

For the year ended December 31, 2017, net cash flows provided by operating activities decreased 12.7%, compared to the same period in 2016 primarily due to the inclusion of Ch$ 69 billion of cash provided by operating activities from discontinued operations in 2016.

For further information regarding our operating results in 2018, 2017 and 2016, please see “— A. Operating Results. — 2. Analysis of Results of Operations for the Years Ended December 31, 2018 and 2017” and “— A. Operating Results. — 3. Analysis of Results of Operations for the Years Ended December 31, 2017 and 2016.”

For the year ended December 31, 2018, net cash flows used by investing activities increased Ch$ 136 billion, or 148% compared to the same period in 2017, primarily due to an increase of Ch$ 16 billion invested in the acquisition of fixed assets, mainly in Enel Generation, on an individual basis, and the recognition in 2017 of Ch$ 115 billion of other collections from the sale of equity or debt instruments belonging to other entities, specifically related to the Electrogas sale.

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

For further information regarding the acquisition of fixed assets in 2018 and 2017, please see “Item 4. Information of the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures.”

For the year ended December 31, 2018, net cash flows used in financing activities decreased Ch$ 10 billion, or 3.3%, compared to the same period in 2017, mainly due to a decrease of Ch$ 5 billion in dividend payments to third parties and an increase of Ch$ 3 billion of net collections of loans from related entities

The aggregate cash outflows from financing activities in 2018 were primarily due to:

•                  Ch$ 239 billion in dividends payments to third parties, excluding dividends received, of which, Ch$ 230 billion was paid by us, Ch$ 6 billion was paid by Pehuenche and Ch$ 3 billion was paid by GasAtacama; and

•                  Ch$ 47 billion in interest expenses payments.

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

The aggregate cash outflows from financing activities in 2017 were primarily due to:

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

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or financings, if necessary. We have no legal obligations or other commitments to support our subsidiaries financially. In some cases, we may finance our subsidiaries through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “— F. Tabular Disclosure of Contractual Obligations.”

As of December 31, 2018, our consolidated interest-bearing debt totaled Ch$ 841 billion and had the following maturity profile:

•                          Ch$ 44 billion in 2019;

•                          Ch$ 66 billion from 2020 to 2021;

•                          Ch$ 69 billion from 2022 to 2023; and

•                          Ch$ 662 billion thereafter.

We have accessed the international equity capital markets, with an SEC-registered ADS issuance on August 3, 1994. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, our subsidiary Pehuenche and we have issued a total of US$ 2.8 billion in Yankee Bonds.

The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2018. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

					Aggregate Principal Amount
Issuer	Term	Maturity	Coupon		Issued	Outstanding
			(%)		(in millions of US$)
Enel Generation	10 years	April 2024	4.250		400	400
Enel Generation(1)	30 years	February 2027	7.875		230	206
Enel Generation(2)	40 years	February 2037	7.325		220	71
Enel Generation(1)	100 years	February 2097	8.125		200	40
Total			5.813	(3)	1,050	717

(1)         We repurchased some of these bonds in 2001.

(2)         Holders of our 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009, for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)         Weighted-average coupon by outstanding amount.

We also have access to the Chilean domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us, outstanding as of December 31, 2018.

			Coupon
			(inflation-		Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)		Issued	Outstanding
			(%)		(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generation Series H	25 years	October 2028	6.20		4.0	2.1	59
Enel Generation Series M	21 years	December 2029	4.75		10.0	10.0	276
Total			5.00	(1)	14.0	12.1	334

(1)         Weighted-average coupon by outstanding amount.

For a full description of the local bonds issued by us, see “ — Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 21 of the Notes to our consolidated financial statements.

We frequently participate in the international commercial bank markets through syndicated senior unsecured loans. As of December 31, 2018, the amounts outstanding or available for these bank loans are listed below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Generation	Syndicated revolving loan	February 2020	200	—
Total			200	—

This revolving credit facility is governed by the laws of the State of New York and does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on it for up to US$ 200 million in the aggregate as of December 31, 2018, from such committed revolving facility under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities under which a potential MAE would not be an impediment to this source of liquidity. In 2016, we entered into a 3-year bilateral revolving loan for an aggregate amount of UF 2.8 million (Ch$ 79 billion as of December 31, 2018) as set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF)	(in millions of UF)
Enel Generation	Bilateral revolving loan	March 2019	2,8	—

This facility matured in March 2019 and was not renewed.

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to Ch$ 217 billion in the aggregate as of December 31, 2018, and up to Ch$ 139 billion as of the date of this Report.

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

We may also access the Chilean commercial paper market under programs that need to be registered with the CMF. Finally, we also have access to other types of financing, including supplier credits, leasing, among others.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2018, the most restrictive financial covenant affecting Enel Generation was the leverage ratio in connection with the bilateral revolving loan facility that matured in March 2019, and the syndicated senior unsecured loan that matures in February 2020. Under such covenants, the maximum additional debt that could be incurred without a breach is Ch$ 1,956 billion. As of December 31, 2018, and as of the date of this Report, our subsidiaries and we are in compliance with the financial covenants contained in our debt instruments.

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

The Yankee Bonds’ cross default provisions may be triggered by our debt. A matured default by either us or any of our subsidiaries could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies. In the case of the Yankee Bond issued by us in April 2014, due in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.

Our local debt facility matured was due in March 2019 and was not renewed.

The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. For a description of liquidity risks resulting from our company status, see “Item 3. Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries and associates to meet our payment obligations.”

Our estimated capital expenditures for 2019 through 2021 are expected to amount to Ch$ 367 billion, which includes maintenance capital expenditures, investment in expansion projects under execution, such as those for Los Cóndores project, as well as water rights, and expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

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

Our operating income is affected by several factors including contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others.

Sales prices and energy costs are among the main drivers of our results of operations of our electricity generation business. The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales rely on our ability to generate or buy electricity at a cost lower than contracted price. However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because the spot generation price is influenced by several factors, including hydrology and fuel prices. Thus, abundant hydrological conditions generally lower spot prices, while dry conditions increase them, although this effect on prices may be partly mitigated with NCRE generation.

Our operating income might not be impacted adversely even when we are required to buy electricity at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well-balanced commercial policy that controls relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting a significant portion of our expected electricity generation through long-term electricity supply contracts. The optimal level of electricity supply commitments is one that protects us against low marginal cost conditions, such as those existing during a rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices, during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market we project our aggregate generation taking into consideration our diversified generation mix and the incorporation of new projects under construction and a dry hydrology scenario. We then create demand estimates using standard economic theory and forecast the system’s marginal cost using proprietary stochastic models. We also participate in the energy forward derivatives market, which allows us to negotiate volume and future price, in order to ensure demand and avoid buying in the spot market, which has high volatility and risk.

Our sales contracts to customers not subject to regulated prices are not standardized and the contractual terms and conditions are individually negotiated. When negotiating these contracts, we try to set the price at a premium over future expected spot prices to mitigate the risk of increases in future spot prices. However, the premium can vary substantially depending on several conditions such as node values, load profile and the term of the contract. Our contracted sales with regulated customers represent on average more than 68% of our sales, allowing us to maintain steady prices for longer periods, normally 10 to 15 years, which combined with our balanced commercial policy, generally provides for a stable profit. Most of our current regulated tariffs are indexed to the U.S. CPI and, to a lesser extent, to commodity prices. We expect regulated tariffs to remain fairly stable, without material changes before 2021, with a downward trend as a result of the full integration of the two electricity systems, the former SIC (central and southern Chile) and SING (northern Chile), into one interconnected system, the SEN, since November 2017. This integration is expected to increase system generation efficiency, especially under extreme situations, and improve investment and commercialization opportunities in both markets, mainly allowing for a higher dispatch of solar and wind power plants located in northern areas. We expect that Los Cóndores will be completed during 2020, adding an average 600 GWh of annual generation to our consolidated generation capacity. In 2022 and 2024, we expect significant price decreases, mainly due to the start of operations of projects tendered in 2016 and 2017, respectively.

In 2022, distribution company contracts awarded to us in the August 2016 auction will come into effect and, therefore, the tariffs of our regulated contracts will decrease as a consequence of the lower prices offered by NCRE providers. In 2024, contracts awarded in the November 2017 auction, the last such process, will come into effect with an average price of the total awarded energy of US$ 32.5 per MWh, 32% lower than the average price of the previous tender process. The total amount of energy tendered was based on NCRE offers, representing a milestone in the industry. We were awarded 54% of the total tender of 2,200 GWh per annum, corresponding to 1,180 GWh per annum at an average price of US$ 34.7 per MWh with a mix of wind, solar and geothermal generation, which will be provided through NCRE projects backed up by conventional energy.

We regularly participate in energy bids and we have been awarded long-term energy sale contracts that incorporate the expected variable costs considering changes to the most relevant variables. These contracts secure the sale of our current and expected new capacity and allow us to stabilize our income. Considering the results of the last two tenders for regulated customers, we expect NCRE market competitiveness to continue increasing. As a result, offered prices will probably continue to decrease, but at a lower rate compared to previous years.

Spot prices could also be affected by international prices of fuel commodities such as fuel oil, coal and LNG, since Chile does not produce those fuels in any significant quantities. Fuel prices directly affect our thermal generation costs, which as of December 31, 2018, represented 44% of our installed capacity. Commodity prices, mainly oil, have significantly increased since their lowest level in the first quarter of 2016, characterized by a high volatility. The trend is expected to continue into 2019.

The government also established a regulated tender framework, which allows the energy market to access this price reduction in the medium and long term. A higher growth rate is expected in upcoming years, as required by the Energy Agenda Program and the country’s de-carbonization target.

With respect to the development of new projects to increase our installed capacity, our strategy is to focus in creating synergies with plants in operation and obtaining economies of scale. We expect to continue competing in the future through PPA contracts, in part associated with the migration of regulated customers from the distribution business, mainly mining and large industries. The continuous addition of NCRE power plants to the grid will require further market flexibility and focus on operational efficiency to combine the different technologies while maintaining the security and the system’s supply reliability, which is typically a NCRE weakness. Wind and solar sources, the NCRE sources most widely used, have higher intermittency than other non-NCRE facilities since they can only generate electricity when the wind blows or the sun shines. Battery energy solutions will likely play a key role in the next decade, providing a crucial solution for frequency control and grid stability in the context of significant wind and solar penetration.

E.            Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements

F.                      Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2018:

	Payments due by Period
Ch$ billion	Total	2019	2020-2021	2022-2023	After 2024
Purchase obligations(1)	3,796	1,519	1,416	811	50
Interest expense(2)	565	53	106	95	311
Yankee bonds	498	—	—	—	498
Local bonds(3)	357	53	62	62	180
Financial leases	14	2	7	5	—
Pension and post-retirement obligations(4)	15	3	2	2	8
Total contractual obligations	5,245	1,631	1,593	975	1,047

(1)                  Of the total contractual obligations of Ch$ 3.796 billion, 50% corresponds primarily to fuel supply, 21% corresponds to tolls services and the remaining 29% corresponds to miscellaneous services.

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

In the Extraordinary Shareholders’ Meeting of Enel Generación Chile SA, held on April 24, 2018, the amendment of article seven of the Company´s bylaws, which would reduce the number of directors from 9 to 5, was approved. The amendment was agreed to take effect at the time of the constitution of the OSM held on April 26, 2019. This amendment seeks to simplify the Company’s administration after the 2018 Reorganization, and for economy and corporate efficiency, given the new shareholding structure of the Company.

The members of our Board of Directors as of December 31, 2018, were as follows:

Directors	Position	Age (1)	Current Position Held Since
Giuseppe Conti	Chairman	40	2016
Maria Soledad Arellano S.	Director	47	2019
Fabrizio Barderi	Director	48	2017
Cristiano Bussi	Director	43	2018
Hernán Cheyre V.	Director	64	2018
Francesco Giorgianni	Director	58	2016
Luca Noviello	Director	46	2016
Julio Pellegrini V.	Director	47	2016
Antonio Scala	Director	39	2018

(1)         As of April 30, 2019.

Messrs Atton, Cibié, Di Carlo and Magrini resigned from their positions as Directors in 2018. As required by Chilean law, the entire Board of Directors was up for election at the OSM held on April 26, 2019, for a new three-year term ending in April 2022

The five members of the Board of Directors as of the date of this Report are:

•                  Giuseppe Conti (Chairman)

•                  Maria Soledad Arellano S.

•                  Fabrizio Barderi

•                  Cristiano Bussi

•                  Julio Pellegrini V.

Set forth below are brief biographical descriptions of the members of our Board of Directors, of whom five reside outside Chile and four reside in Chile, as of December 31, 2018:

Giuseppe Conti

Mr. Conti has headed Legal & Corporate Affairs of Enel S.p.A. since 2017 and has held several managerial positions within Enel including heading Legal and Corporate Affairs of Enel Green Power S.p.A. (2014-2017), Enel Litigation and Legal Coordination (2012-2013), and Legal Coordination and Research and Development of Endesa, S.A., an Enel subsidiary in Spain (2009-2012). Mr. Conti holds a law degree from Università degli Studi di Messina.

Maria Soledad Arellano S.

Ms. Arellano is the Academic Vice Rector of the Universidad Adolfo Ibáñez. In addition, she is Director of the Caja de Compensación La Araucana and the Ecert Chile. Previously, she assumed the position of Sub secretary of Planning and the position of Sub Secretary of Social Evaluation (2010-2014). Ms. Arellano holds a bachelor’s degree in commercial engineering, with mention in economics, a master’s degree in economics from the Pontificia Universidad Católica de Chile and a Ph.D. in economics from Massachusetts Institute Technology.

Fabrizio Barderi

Mr. Barderi heads Planning and Control within the Global Trading Business and Latin America Regional Energy Management for Enel S.p.A. He headed Generation Fleet Management in Enel Produzione S.p.A, and Power Origination and Wholesale position in Enel Trade S.P.A. (2008-2013). Mr. Barderi holds a bachelor’s degree in electrical engineering from the Università di Pisa and a master’s degree in economics and energy and environmental management from the Scuola Superiore Enrico Mattei.

Cristiano Bussi

Mr. Bussi heads the Global Thermal Generation Planning & Control department of Enel since September 2018. Previously, he headed several managerial position in Enel: Head of the Operational Performance Optimization (January 2018 — September 2018), Head of the Operational Control in the Planning and Control department (2015-2017), Head of the Planning and Control Generation Italy (2014-2015). Mr. Bussi holds a degree in chemical engineering from the Università di Pisa.

Hernán Cheyre V.

Mr. Cheyre is a director of Telefónica Chile, Inversiones Aguas Metropolitanas, and Molymet, among others. In 1985, he founded the consulting company Econsult, and served as Chairman. He was Executive VP of Corfo, the state agency, between 2010-2014. He was CEO of the risk-rating agency Duff and Phelps Chile (1990-2000), and Fitch Chile (2000-2004). Mr. Cheyre holds bachelor’s degrees in economic sciences and commercial engineering from the Pontificia Universidad Católica de Chile, and a master’s degree in economics from the University of Chicago.

Francesco Giorgianni

Mr. Giorgianni has been the Data Protection Officer of Enel S.p.A. since June 2017. He was the Institutional Affairs Officer for Enel Américas since 2014 and the Head of Enel’s Institutional Affairs worldwide since 2011. In 2007-2011, he headed Enel’s European and Italian Institutional Affairs in Rome. Mr. Giorgianni holds a degree in law from Università di Roma La Sapienza, and graduate degrees from the Scuola Nazionale dell’Amministrazione, and the London Business School.

Luca Noviello

Mr. Noviello has been the Head of Operations & Maintenance at Enel’s Global Thermal Generation since June 2016. He also headed Human Resources at Global Generation (2014-2016). In the past, he headed Oil & Gas Power Generation (2011-2014). He was Head of Generation & Engineering Procurement (2007-2011) and Internal Audit Department for Generation and International Division (2003-2006). Mr. Noviello holds a bachelor’s degree in mechanical engineering from Università degli Studi di Roma La Sapienza and a master’s degree in economics and energy management from LUISS Scuola di Management.

Julio Pellegrini V.

Mr. Pellegrini is a partner at Pellegrini & Cía., a Chilean law firm specialized in commercial litigation, arbitration, regulation and antitrust. He has been a member of the Consejo Consultivo del Centro de Libre Competencia, an antitrust advisory committee of the Pontificia Universidad Católica de Chile since 2012, where he has also taught civil law, antitrust and economics law since 2003. Since 2011, he has been a board member of the Chilean Bar Association and Chairman of its Antitrust Commission. Mr. Pellegrini holds a law degree from Pontificia Universidad Católica de Chile and a master’s degree in law from the University of Chicago.

Antonio Scala

Mr. Scala is the Head of South America at Enel Green Power S.p.A. He joined Enel in 2009 as Head of Risk Management for Energy Management Italy where he also served as Head of Industrial Development until 2013, when he moved to Enel Energia to become Head of Energy Service Mass Market. He was also the Head of Planning and Control of Global Trading. Mr. Scala holds a degree in business administration in Roma.

Executive Officers

Set forth below are our Executive Officers as of December 31, 2018.

The business address of our Executive Officers is c/o Enel Generación Chile S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Age (2)	First joined Enel or affiliate in	Current Position Held Since
Valter Moro	Chief Executive Officer	52	1996	2014
Raúl Arteaga E.	Chief Financial Officer	60	1985	2016
Bernardo Canales F.	Engineering & Construction Officer	49	1996	2016
Juan Candia N.(1)	Planning and Control Officer	42	2007	2017
Carlo Carvallo A.	Chilean Hydroelectric Generation Officer	56	1989	2016
Humberto Espejo P.	Trading & Marketing Officer	49	1996	2015
Claudio Órdenes T.	Thermal Engineering & Construction Officer	50	1996	2016
Ignacio Quiñones S.	General Counsel	56	1989	2013
Michele Siciliano	Chilean Thermal Generation Officer	45	2001	2016
Luis Alberto Vergara A.	Human Resources Officer	47	1996	2016

(1)         Mr. Valter Moro is also the Interim Business Development Officer and the Interim Regulation Officer.

(2)         As of April 30, 2019.

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Valter Moro: Mr. Moro was headed La Spezia Power Plant in Italy (2009-2014), and served in managerial capacities in Generation and Energy Management (2008-2009), Energy Management of Enel Viesgo in Spain (2006-2008) and Production Optimization Officer of the power generation at Enel’s Energy Management in Italy (2003-2006). Mr. Moro holds a mechanical engineering degree and a Ph.D. in energy engineering from Università Politécnica delle Marche.

Raúl Arteaga E.: Mr. Arteaga has served in various managerial positions in finance, treasury and investor relations in Enel affiliates in Chile and Argentina. Mr. Arteaga has also been Chairman of Pehuenche S.A. and GasAtacama, two of our Chilean generation subsidiaries, since 2016. Mr. Arteaga holds a degree in industrial civil engineering from the Universidad de Chile.

Juan Candia N.: Mr. Candia is currently Chairman of Almeyda Solar SpA and Director of Pehuenche. From 2015-2017, he was responsible for P&C Market Chile. Mr. Candia has held several managerial positions in planning and control and finance for our affiliates. Mr. Candia holds a civil engineering degree from Pontificia Universidad Católica de Valparaíso and Universidad Técnica Federico Santa María (both in Valparaíso, Chile) and an MBA from the Pontificia Universidad Católica de Chile.

Bernardo Canales F.: Mr. Canales held the positions of Regional Engineering Officer since November 2010 and director of Canela and HidroAysén. From 2006-2010, he was the Chief Technical Officer of HidroAysén. From 2004-2006, he was CEO of Enel Generación Piura (Peru). From 2000-2004, he was Head of Production Projects in Chile and South America. Mr. Canales holds a degree in mechanical engineering from Universidad de Chile.

Carlo Carvallo A.: Mr. Carvallo has been the CEO of Pehuenche since 2015, and is the director of Canela and HidroAysén. He has served as Deputy Hydroelectric Generation Officer (2013-2016), Deputy Technical Service Officer (2011-2013), Deputy Southern Hydroelectric Plants Officer (2009-2011) and Deputy Maintenance Officer (2005-2009). Mr. Carvallo holds a degree in industrial engineering from Universidad de Chile.

Humberto Espejo P.: Mr. Espejo has held managerial positions in business development, regulatory and commercial areas, including serving on the boards of our affiliates. Mr. Espejo served on the board of the CDEC-SIC, the former operator of the principal Chilean electricity grid. He holds a bachelor’s degree in industrial engineering and a master’s of science in engineering from Pontificia Universidad Católica de Chile and a master’s of science degree in economic policy from the University of Illinois.

Claudio Órdenes T.: Mr. Órdenes was Head of Thermal Projects in 2015-2016 and Deputy Thermal Project Officer for the previous four years. He was Head of Mechanical Engineering (2007-2010) of the Thermal Mechanical Engineering Department (2007). He was Project Manager of the Ventanilla Thermal Power Plant Conversion (2004-2006). He was Head of Commissioning of Fortaleza, Brazil (2001-2004). Mr. Órdenes holds a degree in mechanical engineering from Universidad de Santiago de Chile.

Ignacio Quiñones S.: Mr. Quiñones is a director of several affiliates. He was Chilean General Counsel for Anglo American Chile Ltda., a mining company (2005-2013). He was Head of the Legal Area in Gasoducto del Pacífico S.A., a natural gas transportation company (2004-2005). He worked as a lawyer for Placer Dome Latin America, a mining company (1996-2004), and then as Legal Advisor for Compañía Minera Zaldívar. Mr. Quiñones holds a degree in law from Universidad Diego Portales.

Michele Siciliano: Mr. Siciliano has held several generation and energy management positions including heading Generation Brazil (2015-2016), Central Maintenance in Italy Generation (2015), Sulcis Business Unit (2009-2014), Piombino Business Unit (2008-2009), Bari Business Unit (2006-2007), and Maintenance at the Brindisi Business Unit (2003-06). Mr. Siciliano holds a degree in mechanical engineering from Università degli Studi della Calabria.

Luis Alberto Vergara A.: Mr. Vergara was previously the Head of Generation and Energy Management Development of Enel for four years. Mr. Vergara worked for Enel Américas as Head of Organization and Planning of Human Resources at the regional level (2007-2012). Mr. Vergara holds a degree in electronic civil engineering from Universidad Técnica Federico Santa María and an MBA from the Pontificia Universidad Católica de Chile.

B.                     Compensation.

At the OSM held on April 24, 2018, our shareholders approved the current compensation policy for our Board of Directors. Director compensation consists of a monthly fixed compensation of UF 174 per month and an additional fee of UF 84 per meeting, up to a maximum of 15 meetings in total, including ordinary and extraordinary meetings, within the respective fiscal year. The Chairman of the Board is entitled to double the compensation compared to other directors.

The members of our Directors’ Committee are paid a monthly fee of UF 58 and an additional fee of UF 28 per meeting, up to a maximum of 15 meetings in total, including ordinary and extraordinary meetings.

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

In 2018, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings, was as follows:

	Year ended December 31, 2018
Director	Fixed Compensation	Ordinary and Extraordinary Session	Directors’ Committee (Fixed Compensation)	Ordinary and Extraordinary Session (Directors’ Committee)	Variable Compensation	Total
	(in Th Ch$)
Giuseppe Conti (1)	—	—	—	—	—	—
Francesco Giorgianni (1)	—	—	—	—	—	—
Francesco Buresti (1)	—	—	—	—	—	—
Mauro Di Carlo (1)	—	—	—	—	—	—
Umberto Magrini (1)	—	—	—	—	—	—
Luca Noviello (1)	—	—	—	—	—	—
Enrique Cibié B.	14,043	9,038	4,681	2,259	—	30,021
Hernán Cheyre V.	42,724	25,189	14,241	8,396	—	90,550
Jorge Atton P.	47,181	29,600	15,727	9,113	—	101,621
Julio Pellegrini V.	56,767	34,228	18,922	10,656	—	120,573
Total	160,715	98,055	53,571	30,424	—	342,765

(1)         Messrs. Conti, Giorganni, Buresti, Di Carlo, Magrini, Noviello, Bussi and Scala waived their compensation due to their current position as Directors of the Company.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. Executive Officers are eligible for variable compensation under a bonus plan. The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries. For the year ended December 31, 2018, the aggregate gross compensation, paid or accrued, for all of our Executive Officers, attributable to fiscal year 2018, was Ch$ 2,614 million in fixed compensation and Ch$ 476 million in variable compensation and benefits.

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

No severance indemnity was paid to our Executive Officers in 2018. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

C.                     Board Practices.

Our Board of Directors in office as of December 31, 2018, was elected at the OSM held on April 24, 2018, for a three-year term. However, vacancies occurred due to resignations in November 2018 and therefore, the entire Board of Directors will again be up for election at the OSM to be held in April, 2019. For information about each of the directors and the year that they began their service on the Board of Directors, see “Item 6. — A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us or with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

Until the OSM held on April 26, 2019, we were managed by a Board of Directors, in accordance with our bylaws, consisting of nine directors who were elected by our shareholders at the 2018 OSM. Subsequent to the April 26, 2019 OSM, we are now managed by a Board of Directors consisting of five directors elected by our shareholders, each of whom serves for a three-year term. Following the end of their terms, they may be re-elected indefinitely or replaced.  Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board may appoint a temporary director to fill the vacancy. A vacancy triggers an election for every seat on the Board of Directors at the next OSM.

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

The Charter Governing Executives and the Employee Code of Conduct explain our principles and ethical values, establish rules governing our contact with customers and suppliers, and establish the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. They also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

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

On November 29, 2012, the CMF issued General Regulation 341, which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. General Regulation 341 was substituted by General Regulation 385, issued by the CMF on June 8, 2015. This regulation has similar objectives than the former General Regulation 341, but includes additional issues, by the way of separating each policy into several more detailed policies. Subjects such as non-discrimination, inclusion and sustainability are particularly important in this new regulation. The Appendix of General Regulation 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the CMF no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the CMF. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

On December 31, 2018, the Company delisted from the NYSE and therefore does not need to comply with the NYSE listing standards.

D.                     Employees.

The following table sets forth the total number of our personnel (permanent and temporary employees), in Enel Generation and in our subsidiaries as of December 31, 2018, 2017 and 2016:

Company	2018	2017	2016
Enel Generation	678	753	790
Pehuenche	2	2	2
GasAtacama (1)	87	93	91
Total personnel (2)	767	848	883

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

We have the following collective bargaining agreements:

In Force
Company	From	To
Enel Generation - Collective Bargaining Agreement 1	January 2018	June 2020
Enel Generation - Collective Bargaining Agreement 2	January 2018	June 2020
Enel Generation - Collective Bargaining Agreement 3	January 2018	December 2020
Enel Generation - Collective Bargaining Agreement 4	July 2015	June 2019
Enel Generation - Collective Bargaining Agreement 5	January 2016	December 2019
Enel Generation - Collective Bargaining Agreement 6	July 2016	June 2020
GasAtacama	January 2018	December 2020

E.                     Share Ownership.

To the best of our knowledge, none of our directors or officers owns any of our shares nor any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in our shares. To the best of our knowledge, any share ownership by all of our directors and officers, in the aggregate, amounts to significantly less than 10% of our outstanding shares.

Item 7.         Major Shareholders and Related Party Transactions

A.                     Major Shareholders.

We have only one class of capital stock and Enel Chile, our controlling shareholder, has no different voting rights than our other shareholders. As of March 31, 2019, 13,926 stockholders of record held our 8,201,754,580 shares of common stock outstanding. Enel Chile owned 7,672,584,961 shares of our total common stock, representing a 93.6% direct ownership interest in us. There were three record holders of our ADSs, as of such date.

In connection with analyzing our eligibility to deregister under the Exchange Act, we determined, with the assistance of Nasdaq, that as of March 31, 2019, the number of our ADSs and our shares of common stock beneficially owned in the United States were

1,620,922 ADS and 48,627,660 shares. Except as described above, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

As of March 31, 2019, Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 2.75% of our shares, ADS holders owned 0.59% of our shares and the remaining 3.1% of our shares were held by 13,875 minority shareholders.

The following table sets forth certain information concerning ownership of the common stock as of March 31, 2019, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Enel Chile	7,672,584,961	93.6%

Enel Chile is a company primarily engaged, through its subsidiaries and related companies, in the generation and distribution of electricity in Chile. Since June 25, 2009, Enel has been our ultimate parent company and continues to be our ultimate controlling shareholder, and such control is exercised through Enel Chile.

Enel is an energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in 34 countries across five continents, produces energy through a managed installed capacity of almost 90 GW, which includes 43 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With over 73 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel shares trade on the Milan Stock Exchange.

B.                     Related Party Transactions.

Article 146 of Law No. 18,046 (the “Chilean Corporations Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board of Directors may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement by the Directors’ Committee and approval of the transaction by the Board of Directors (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board of Directors approval would suffice for “related-party transactions,” pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meetings held on December 17, 2009, and April 23, 2010, our Board of Directors approved a related-party transaction policy (“política de habitualidad”) effective as of January 1, 2010. This policy, which was previously amended by our Board of Directors on April 25, 2012, was newly amended at the Board of Directors held on April 24, 2018. The related-party transaction policy is available on our website at www.enelgeneracion.cl.

If a transaction does not comply with Article 146 of the Chilean Corporations Act, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and compensation for damages.

Our largest electricity distribution customer is Enel Distribution, a subsidiary of Enel Chile. The terms of our contracts with Enel Distribution are regulated in accordance with the DFL 4.

Our internal procedure contemplates that all of our subsidiaries’ cash inflows and outflows are managed through our centralized cash management mechanism. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are executed through either short-term transactions or structured inter-company loans. Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis. All of these transactions are subject to the supervision of our Directors’ Committee. As of March 31, 2019, the peso-denominated transactions were priced at TAB 1m (a Chilean interbank interest rate published on a daily basis) plus 1.10% when borrowing and TAB 1m plus 0.00% when lending. The US-dollar denominated transactions were priced at Libor plus 0.90% when borrowing and Libor plus 0.15% when lending.

Our subsidiaries Empresa Eléctrica Pehuenche S.A. and Gas Atacama Chile S.A. and we granted short-term intercompany loans to Enel Chile. As of March 31, 2019, the total outstanding balance of the loans amounted Ch$ 58 million.

We granted short-term intercompany loans to Enel Chile. As of March 31, 2019, the total outstanding balance of the loans amounted Ch$ 5,011 million.

Our subsidiary Gas Atacama Chile S.A. granted short-term intercompany loan to its subsidiary, GasAtacama Argentina (domiciled in Chile). As of March 31, 2019, the total outstanding balance of the loan amounted Ch$ 1,429 million.

All these abovementioned intercompanies loans have the purpose to meet the working capital needs.

Starting from January 1, 2019, all intercompany operating lease contracts began to be considered as financial debt between related parties to comply with the new IFRS16 standards. As of March 31, 2019, the intercompany operating lease agreements amounted to Ch$ 8,468 million.

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

As of the date of this Report, the abovementioned transactions have not experienced material changes. For more information regarding transactions with related parties, refer to Note 11 of the Notes to our consolidated financial statements.

C.                     Interests of Experts and Counsel.

Not applicable.

Item 8.         Financial Information

A.                     Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

Our subsidiaries and we are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2018, on the status of the material pending lawsuits that have been filed against us and our subsidiaries, please refer to Note 35.3 of the Notes to our consolidated financial statements. Please note that between March 1, 2016, and December 1, 2016, Endesa Americas was the defendant instead of us for all legal proceedings originating from our former non-Chilean businesses. Since December 1, 2016, and as a consequence of the merger of Endesa Americas with and into Enel Americas, Enel Americas appears as the defendant instead of Endesa Americas for current legal proceedings or those that may arise from our former non-Chilean businesses in South América.

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

For dividends corresponding to fiscal year 2017, the interim and definitive dividend were paid on January 26, 2018, and May 18, 2018, respectively. The interim dividend of Ch$ 4.93614 per share of common stock was paid as part of the definitive dividend and amounted to 15% of consolidated net income as of September 30, 2017. At the OSM held on April 24, 2018, our shareholders approved the definitive dividend equivalent to Ch$ 28.06102 per share of common stock, but only Ch$ 23.12488 was effectively distributed since the interim dividend paid in January 2018 was deducted from it. The definitive dividend amounted to a payout ratio of 55% based on annual consolidated net income for fiscal year 2017.

For dividends corresponding to fiscal year 2018, on November 29, 2018, the Board of Directors agreed to distribute an interim dividend of Ch$ 11.19557 per share of common stock on January 11, 2019, accrued in fiscal year 2018, amounting to 50% of consolidated net income as of September 30, 2018. At the OSM held on April 26, 2019, our shareholders voted to approve a definitive dividend equivalent to Ch$ 22.60707 per share of common stock for fiscal year 2018, but only Ch$ 11.41150 per share will be effectively distributed on May 17, 2019, after deducting the interim dividend paid in January 2019. The definitive dividend amounts to a payout ratio of 60% based on annual net income for fiscal year 2018.For dividends corresponding to fiscal year 2019, our Board of Directors informed to the OSM held on April 26, 2019, the following Dividend Policy:

•                  An interim dividend, accrued in fiscal year 2019 and amounting to 15% of consolidated net income as of September 30, 2019, to be paid in January 2020.

•                  A definitive dividend payout equal to 65% of the annual net income for fiscal year 2019, to be paid in May 2020.

This dividend policy is conditional to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under the circumstances at the time of the payment.

The payment of dividends is potentially subject to legal restrictions, such as the requirement to pay dividends either from the net income or from retained earnings of the fiscal year. There may be also other contractual restrictions such as the non-default on credit agreements. However, these potential legal and contractual restrictions do not currently affect our ability or any of our subsidiaries’ ability to pay dividends. For additional information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Shareholders at each subsidiary and affiliate agree on the definitive dividend payments. Dividends are paid to shareholders of record as of midnight of the fifth business day prior to the payment date. Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share dividend amounts distributed by us in Chilean pesos and the amount of dividends distributed per ADS (one ADS = 30 shares of common stock) in U.S. dollars for income attributable to 2018. For additional information, see “Item 10. Additional Information — D. Exchange Controls”

	Dividends distributed(1)
Year	Nominal Ch$ per Share	US$ per ADS(2)
2018	28.06	1.21
2017	28.81	1.41
2016(3)	14.58	0.65
2015	20.39	0.86
2014	21.58	1.07
2013	14.29	0.82

(1)                  This chart details dividends paid and not the dividends accrued. These amounts do not reflect reduction for any applicable Chilean withholding tax.

(2)                  The U.S. dollar per ADS amount has been calculated by applying the exchange rates as of December 31 of each year. One ADS = 30 shares of common stock.

(3)                  The current company is not necessarily comparable to its predecessor before the 2016 Reorganization.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls”.

B.                     Significant Changes.

None.

Item 9.         The Offer and Listing

A.                     Offer and Listing Details.

The shares of our common stock and our ADSs currently trade on the Chilean Stock Exchanges and the OTC Pink, respectively, under the trading symbols “ENELGXCH” and “EOCCY”, respectively. Until December 28, 2018, when we voluntarily delisted from the NYSE, our ADSs were listed and traded on the NYSE under the trading symbol “EOCC”.

B.                     Plan of Distribution.

Not applicable.

C.                     Markets.

In Chile, our common stock is traded on the following stock exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange, and, until October 8, 2018, the Valparaíso Stock Exchange. The Santiago Stock Exchange, the largest exchange in the country, was established in 1893 as a private company. As of December 31, 2018, more than 200 companies had shares listed on the Santiago Stock Exchange. For 2018, the Santiago Stock Exchange accounted for 98.8% of our total equity traded in Chile and amounted to 1,852,206,276,369 shares. In addition, 1.2% of our equity trading was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and finally, less than 0.1% was traded on the Valparaíso Stock Exchange.

On October 5, 2018, the Board of the Financial Market Commission (“CMF”) made public its resolution to revoke the existence authorization of the Valparaíso Stock Exchange, after 126 years of operations. The CMF explained that this was the result of the breach of the requirement of having a minimum number of 10 brokers as established in No. 4 of Article 40 of the Securities Market Law No. 18,045. Therefore, since October 8, 2018, the Valparaiso Stock Exchange stopped its operations.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. The Santiago Stock Exchange operates on business day from 9:30 a.m. to 4:00 p.m., during winter period from March to October, and from 9:30 a.m. to 5:00 p.m. during the summer period, from November to February, which may differ from New York City time by up to two hours, depending on the season.

Until early August 2018, there were two main stock price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selective Shares Price Index, or IPSA. The IGPA was calculated using the prices of the shares traded during at least 25% of the days of the year, with a total of annual transactions exceeding UF 10,000 (approximately US$ 396,761 as of December 31, 2018) and a free float representing at least 5%. The IGPA index is rebalanced annually, after the close of the third Friday in March, and also, the number of shares per component of the index is updated quarterly after the close of the third Friday of the months of June, September and December. The IPSA was calculated using the prices of the 30 shares with the highest volume of quarterly transactions, with market presence of at least 90% and with a market capitalization above Ch$ 200,000 million. The IPSA index is rebalanced every six months, after the closing of the third Friday of March and September, and also, the index is re-weighted quarterly after the close of the third Friday of the months of June and December. The shares included in the IPSA and IGPA were weighted according to the weighted value of the shares traded. Either we or Enersis, from whom we spun off in 2016, have been included in the IPSA since 1988.

In August 2016, the Santiago Stock Exchange and the S&P Dow Jones Indices (“S&P DJI”) signed an Operating Agreement and Index Licensing. The alliance between the Santiago Stock Exchange and S&P DJI, the main global provider of concepts, data and research on indexes, includes the implementation of international methodological standards, as well as the integration of operational processes and business strategies, enhancing the visibility, governance and transparency of the existing indexes. The agreement also enables the development, granting of licenses, distribution and administration of current and future indexes, which will be developed as innovative and practical tools at the service of local and international investors. The indexes of the Santiago Stock Exchange, both new and existing, will use the shared brand “S&P/CLX” and may be used as underlying liquid financial products, thereby contributing to the expansion and depth of the Chilean capital markets. Under this agreement, S&P DJI assumed the tasks of calculation, production, maintenance, licensing and distribution of the indexes on Monday, August 6, 2018. Since that date the IGPA and the IPSA are referred to as the SPCLXIGPA and the SPCLXIPSA, respectively.

The SPCLXIGPA is calculated considering, among other things, the prices of the shares traded during at least 25% of the days of the year, with a total of annual transactions exceeding UF 10,000 (approximately US$ 396,761 as of December 31, 2018) and a free float representing at least 5%. The SPCLXIGPA index is rebalanced annually, after the close of the third Friday in March, and also, the number of shares per component of the index is updated quarterly after the close of the third Friday of the months of June, September and December. The SPCLXIGPA index at the close of December 2018 was 25,949.84 points.

Shares of our common stock traded in the United States in the form of ADSs on the NYSE and over-the—counter from 1994 until the completion of the spin-off under our predecessor’s ticker symbol “EOC.” From the completion of the spin-off of Endesa Américas in April 2016 until December 28, 2018, our ADSs traded on the NYSE under the ticker symbol “EOCC”. We voluntarily delisted our ADS from the NYSE and since December 31, 2018, our ADSs have been quoted on the OTC Pink under the ticker symbol “EOCCY”. Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under the Amended and Restated Deposit Agreement dated as of September 30, 2010, among us, Citibank, N.A. as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder (the “Deposit Agreement”). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of March 31, 2019, ADRs evidencing 1,159,940 ADSs (equivalent to 34,798,200 shares of common stock) were outstanding, representing 0.42% of the total number of outstanding shares. Other than as described under “Item 7. Major Shareholders and Related Party Transaction — A. Major Shareholders”, it is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the NYSE and other exchanges during 2018 amounted to 18.1 million ADSs, equivalent to US$ 451.1 million.

Following the corporate reorganization transaction by our parent company, Enel Chile S.A. in 2018, Enel Chile now owns 93.6% of our shares of common stock and our ADSs currently comprise only approximately 0.64% of the total outstanding shares of common stock. We believe that the costs associated with continuing the listing of our ADSs on the NYSE exceed the benefits received by us, as the primary market for our shares not owned by Enel Chile is now the Santiago Stock Exchange. As a result, we decided to file an application for voluntary delisting from the NYSE as part of our effort to reduce operational expenses.

We filed a Form 25 with the SEC on December 31, 2018, to delist our ADSs from the NYSE. As a result, our ADS program has become a Level I — Over-The-Counter ADS Program and is quoted on the OTC Markets. Citibank, N.A. will continue to act as our Depositary pursuant to the existing Deposit Agreement.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2018:

	Number of common shares traded	Percent
Market
Chile(1)	3,275,619,785	86%
United States (One ADS = 30 shares of common stock)(2)	543,955,680	14%
Total	3,819,575,465	100%

(1)                  Includes Santiago Stock Exchange, Electronic Stock Exchange and, until October 8, 2018, Valparaíso Stock Exchange.

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

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States, and by the Chilean Corporations Act, Law No. 18,046. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Corporations Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 138 million as of December 31, 2018) do not have the option to bring the procedure to the courts.

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

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were incorporated by public deed issued on December 1, 1943, by the Santiago Notary Public, Mr. Luciano Hiriart C. Our existence and bylaws were approved by Decree 97 of the Ministry of Finance on January 3, 1944. An excerpt of the bylaws was registered on page 61, and the Decree was registered on page 65 of the Commercial Register (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on January 17, 1944. We are registered with the CMF under the entry number 0114. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-13240 on July 26, 1994.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule No. 269 of the CMF, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or financial results depend on, or are conditioned in whole or in part on the price of such shares, must be reported to the CMF and the Chilean Stock Exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular No. 1375 of the CMF. Shareholders of publicly held stock corporations are required to report to the CMF and the Chilean Stock Exchanges:

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

Under Article 54 of the Securities Market Law and General Rule No. 104 enacted by the CMF, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

Corporate Objectives and Purposes

Article 4 of our bylaws states that our corporate objectives and purposes are, among other things, to engage in the production, transportation, distribution and supply of electric power, as well as to provide engineering consulting services, whether directly or through other companies, in Chile and abroad.

Board of Directors

As of December 31, 2018, our Board of Directors consisted of nine members who were appointed by shareholders at an OSM and are elected for a three-year term, at the end of which they will be re-elected or replaced. However, at the ESM held on April 24, 2018, our bylaws were amended and since the date of our OSM held on April 26, 2019, the Board of Directors has consisted of five members appointed by the shareholders at the OSM for a three-year term.

The five directors elected at the OSM are the five individual nominees who receive the highest majority of the votes. Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.

The effect of these voting provisions is to ensure that a shareholder owning more than 16.67% of our shares is guaranteed to be able to elect a member of the Board, although depending on the distribution of the rest of the votes at the OSM, a director may in some cases be elected with the votes of less than 16.67% of our shares. This number is derived from the reciprocal of the number of directors plus one. In our case, there are five directors, and the reciprocal of six is equal to 16.67%.

The compensation of the directors is established annually at the OSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation”.

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

Under Chilean law, the rights of our shareholders may only be modified by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association — Shareholders’ Meetings and Voting Rights”.

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

As of December 31, 2018, our subscribed and fully paid capital totaled Ch$ 553 billion and consisted of 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period. The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata to the shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period. The preemptive rights offering and the start of the 30-day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper that should be used for notifications of shareholders’ meetings. During such 30-day period, and for an additional period of up to 30-days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms that are more favorable than those offered to their shareholders. At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean Stock Exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our OSM was held on April 26, 2019. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF. Our last ESM was held on April 26, 2019. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the CMF and to the Chilean Stock Exchanges.

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

The Chilean Corporations Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Corporations Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing at least of the shares issued with voting rights, may:

•                           make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The Board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30-days after its ending; or

•                           make comments and proposals on matters that the Board submits for the knowledge or voting of the shareholders. The Board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10-days prior to the date of dispatch of the information by the company. The shareholders should present their comments and proposals to the company, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be. The observations referred to in Article 136 may be made separately by each shareholder holding at least 10% of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

Similarly, the Chilean Corporations Act provides that whenever the Board of Directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning at least 10% of the shares with voting rights who request that such comments and proposals be so included.

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

Change of Control

The Capital Markets Law establishes a comprehensive regulation related to tender offers. The law defines a tender offer as the offer to purchase shares of companies which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares under conditions that allow the bidder to reach a certain percentage of ownership of the company within a fixed period. These provisions apply to both voluntary and hostile tender offers.

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

C.                     Material Contracts.

None.

D.                     Exchange Controls.

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile in 2002. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law No. 18,840 of October 1989.

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

The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued by the Central Bank of Chile internationally under Chapter XIV of the Compendium.

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

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company.  The amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax (“CIT”), paid by the issuer), and then subtracting as a credit 65% of such Chilean CIT paid by the issuer, in case the residence country of the holder of shares or ADSs does not have a tax treaty with Chile.  If there is a tax treaty between both countries (in force or signed prior to January 1, 2017) the Foreign Holder can apply 100% of the CIT as a credit.  For 2018, the Chilean CIT applicable to us is a rate of 27%, and depending on the circumstances mentioned above, the Foreign Holder may apply 100% or 65% of the CIT as a credit.

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

Under the cash basis regime (or partially-integrated regime), a company pays CIT on its annual income tax result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the CIT paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the accrued income basis regime). However, in those cases where tax treaties between Chile and the jurisdiction of the shareholder’s residence are signed prior to January 1, 2019 (even if not yet in effect), the CIT is fully creditable against the 35% withholding tax. This is the case with the tax treaty signed between Chile and the United States, which was signed prior to this date, but which is not in effect as of the time of this Report. In the case of treaties signed prior to January 1, 2019, but not enacted as of December 31, 2021, the shareholder may apply 100% of the CIT as a credit if a dividend distribution is made before December 31, 2021, on a transitional basis. Under the Chilean Tax Law in force at the time of this Report, the transitional treatment of applying the full 100% of the CIT as a credit against withholding tax of the U.S. Holders in case of dividend distributions will terminate on December 31, 2021, if the tax treaty between the United States and Chile is not ratified by that date. In that particular case, effective January 1, 2022, only 65% of the CIT will be creditable against the 35% U.S. Holders’ tax. On the other hand, if a tax treaty with a foreign jurisdiction is enacted by December 31, 2021, shareholders from that particular jurisdiction can continue to apply 100% of the CIT as a credit beyond such date.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 27% (the CIT rate for 2018 for companies that elected the cash basis regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

Line	Concept and calculation assumptions	Amount Tax treaty resident	Amount Non- tax treaty resident
1	Company taxable income (based on Line 1 = 100)	100	100.0
2	Chilean corporate income tax : 27% x Line 1	27	27
3	Net distributable income: Line 1—Line 2	73	73
4	Dividend distributed (50% of net distributable income): 50% of Line 3	36.5	36.5
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	17.5	17.5
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	13.5	13.5
7	CIT partial restitution (Line 6 x 35%)(1)	—	4.7
8	Net withholding tax: Line 5 - Line 6 + Line 7	4	8.7
9	Net dividend received: Line 4 - Line 8	32.5	27,8
10	Effective dividend withholding rate : Line 8 / Line 4	11.0	23.9

(1)                       Only applicable to non-tax treaty jurisdiction resident. From a practical standpoint, the foregoing means that the CIT is only partially creditable (65%) against the withholding tax (i.e., CIT of 8.7%).

However, for purposes of the foregoing, the tax authority has not clarified whether the taxpayer residence will be the ADS holder’s address or the depository’s address.

Taxation on sale or exchange of ADSs, outside of Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile are not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in stock markets. Although there are certain restrictions, in general terms, the law provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a “sufficient stock market liquidity” status in the Chilean Stock Exchanges; (ii) the sale must be carried out in a Chilean Stock Exchange authorized by the CMF, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law or as the consequence of a contribution to a fund as regulated in Section 109 of the Chilean Income Tax Law; (iii) the shares which are being sold must have been acquired on a Chilean Stock Exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible publicly offered securities, or due to the redemption of a fund’s quota as regulated in Section 109 of the Chilean Income Tax Law; and (iv) the shares must have been acquired after April 19, 2001. For purposes of considering the ADS’s as convertible publicly offered securities, they should be registered in the Chilean foreign securities registry (unless expressly excluded from such registry by the CMF).

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

If the shares do not qualify for the exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to the general tax regime, with a 27% Chilean CIT, the rate applicable during 2018, and a 35% Chilean withholding tax, the former being creditable against the latter.

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

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “— Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

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

•                           partnerships or other entities classified as partnerships for U.S. federal income tax purposes or partners in such partnerships;

•                           persons liable for the alternative minimum tax;

•                           tax-exempt organizations;

•                           persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•                           persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

Persons or entities described above, including partnerships holding shares or ADSs and partners in such partnerships, should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of shares or ADSs.

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

This discussion assumes that we will not be a passive foreign investment company, as described below. The discussion below does not address the effect of any U.S. state, local, estate or gift tax law or non-U.S. tax law or tax considerations that arise from rules of general application to all taxpayers on a U.S. Holder of the shares or ADSs, including the effects of any future administrative guidance interpreting provisions thereof.

U.S. Holders should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws, including the effects of any future administrative guidance.

Taxation of Distributions

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

Generally, the U.S. dollar amount of dividends received by a noncorporate U.S. Holder in respect of shares or ADSs generally will be subject to taxation at preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs generally will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States (ii) we were not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) and (iii) the holder thereof has satisfied certain holding period requirements. Our ADSs ceased trading on the New York Stock Exchange on December 31, 2018, and were delisted and are now quoted and traded in the over-the-counter market on the Pink Market, which, based on existing guidance, generally is not considered an established securities market in the United States for relevant purposes. Accordingly, dividends we pay with respect to our ADSs generally will not be eligible for “qualified dividend” treatment.

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

In certain circumstances, Chilean taxes may be imposed upon the sale of shares (but not ADSs). See “Item 10. Additional Information — E. Taxation — Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, a beneficial owner that is a U.S. Holder may be eligible to claim a credit against its U.S. federal income tax liability for the eligible Chilean taxes withheld pursuant to a sale or disposition of shares or ADSs as discussed in “— Foreign Tax Credits” below.

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. The Chilean capital gains tax is likely to be treated as an income tax (or a tax paid in lieu of an income tax) and thus eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on such U.S. Holders’ particular circumstances. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

We were not a “passive foreign investment company” or PFIC for U.S. federal income tax purposes for our 2018 taxable year and we do not anticipate being a PFIC for our 2019 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above). U.S. Holders should consult their tax advisors regarding the consequences to them if we were to become a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

U.S. Holders should consult their tax advisors with respect to the particular consequences to them owning or disposing of shares or ADSs.

F.                      Dividends and Paying Agents.

Not applicable.

G.                    Statement by Experts.

Not applicable.

H.                    Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports, information statements and other information we file with or furnish to the SEC are available electronically on the SEC’s website, which can be accessed at http://www.sec.gov and on our website www.enelgeneracion.cl.

I.                         Subsidiary Information.

For information on our principal subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure — Principal Subsidiaries and Affiliates.”

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates that affect the generation business in Chile. We monitor and manage these risks in coordination with Enel Chile, our parent company. Our Board of Directors approves risk management policies at all levels.

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

In order to reduce risk under extreme drought conditions, Enel has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses with unregulated clients in some contracts. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

We are continually analyzing strategies to hedge commodity price risk, including transferring commodity price variations to customers’ contract prices, and permanently adjusting commodity indexed price formulas for new Power Purchase Agreements according to our exposure or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future, we may considerer using price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2018, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below. Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value(2)
	(in billions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	2,166	2,307	2,457	2,617	4,929	498,204	512,680	578,162
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	13.0%	12.9%
Total fixed rate	2,166	2,307	2,457	2,617	4,929	498,204	512,680	578,162
Weighted average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	13.0%	12.9%	—
Variable Rate
Ch$/UF	30,793	30,793	30,793	30,793	30,793	180,350	334,318	405,181
Weighted average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
Total variable rate	30,793	30,793	30,793	30,793	30,793	180,350	334,318	405,181
Weighted average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	—
Total	32,960	33,101	33,251	33,410	35,723	678,554	846,998	983,343

(1)                  Calculated based on the Observed Exchange Rate as of December 31, 2018, which was Ch$ 694.77 per US$ 1.00.

(2)                  As of December 31, 2018, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2017, the carrying values according to maturity and the corresponding fair value of our interest bearing debt are detailed below. Values do not include derivatives.

	Expected maturity date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in billions of Ch$)(1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	1,800	1,917	2,041	2,174	2,315	445,185	455,432	555,049
Weighted average interest rate	6.8%	6.8%	6.8%	6.8%	6.8%	6.1%	6.1%
Total fixed rate	1,800	1,917	2,041	2,174	2,315	445,185	455,432	555,049
Weighted average interest rate	6.8%	6.8%	6.8%	6.8%	6.8%	6.1%	6.1%	—
Variable Rate
Ch$/UF	5,574	29,936	29,936	29,936	29,936	205,264	330,582	408,534
Weighted average interest rate	9.0%	7.0%	7.0%	7.0%	7.0%	6.9%	7.0%	—
US$	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
Total variable rate	5,574	29,936	29,936	29,936	29,936	205,264	330,582	408,534
Weighted average interest rate	9.0%	7.0%	7.0%	7.0%	7.0%	6.9%	7.0%	—
Total	7,374	31,853	31,977	32,110	32,251	650,449	786,014	963,582

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

As of December 31, 2018, and 2017, 93% and 92%, respectively, of our total outstanding debt was denominated in fixed terms and 7% and 8% respectively was subject to variable interest rates. Because the exposure to variable interest rate risk was so low, we did not engage in derivative hedging instruments.

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

As of December 31, 2018, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value(2)
	(in billions of Ch$)(1)
UF to US$	534,547	—	—	—	—	—	534,547	(18,892)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	534,547	—	—	—	—	—	534,547	(18,892)

(1)                  Calculated based on the Observed Exchange Rate as of December 31, 2018, which was Ch$ 694.77 per US$ 1.00.

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

As of December 31, 2017, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value(2)
	(in billions of Ch$)(1)
UF to US$	—	500,198	—	—	—	—	500,198	7,696
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	500,198	—	—	—	—	500,198	7,696

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

Service Fees	Fees

(1) Issuance of ADS upon deposit of shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to US$ 5 per 100 ADSs (or fraction thereof) issued

(2) Delivery of deposited securities against surrender of ADS	Up to US$ 5 per 100 ADSs (or fraction thereof) surrendered

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5 per 100 ADSs (or fraction thereof) held

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5 per 100 ADSs (or fraction thereof) held

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin-off of shares)	Up to US$5 per 100 ADSs (or fraction thereof) held

(6) Depositary services	Up to US$5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary

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

Depositary Payments for Fiscal Year 2018

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. In 2018, the Depositary reimbursed expenses related primarily to investor relations’ activities for a total amount of US$ 0.2 million (after the deduction of applicable U.S. taxes).

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the year ended December 31, 2018.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2018. The assessment was based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Based on the assessment, our management has concluded that as of December 31, 2018, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2018. Their attestation report appears on page F-2.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.  Reserved

Item 16A.                                         Audit Committee Financial Expert

As of December 31, 2018, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Hernán Cheyre, as determined by the Board of Directors. Mr. Cheyre is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

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

The Diversity Policy was approved by the Board of Directors on March 23, 2016. This policy defines the key principles required to spread a culture that focuses on diversity and is based on the respect and promotion of the principles of preventing arbitrary discrimination and encouraging equal opportunities and inclusion, which are fundamental values in the development of the Company’s activities. In this sense, the Company seeks to improve the work environment and make possible a better quality of life at work. The Company is committed to creating an inclusive work environment where workers can develop their potential and maximize their contribution.

A copy of these documents is available on our webpage at www.enelgeneracion.cl as well as upon request, free of charge, by writing or calling us at:

Enel Generación Chile S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

Section 1.01                                           At its meeting held on January 19, 2017, our Board of Directors approved an amendment to the Code of Ethics and ZTAC Plan to eliminate the reference to Law 19,885, in connection with political donations and to forbid them under all circumstances. During fiscal year 2017, there have been no other amendments to any provisions of the documents described above. No waivers from any provisions of the Charter Governing Executives, the Employee Code of Conduct, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officers of the Company in fiscal year 2017.

Item 16C.                                         Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2018	2017
	(in millions of Ch$)
Audit fees	571	534
Audit-related fees(1)	4	315
Tax fees	—	—
All other fees	—	—
Total	575	849

(1)                  2017 audit-related fees are related to the 2018 Reorganization, mainly for the interim review services as of June 30, 2017, and September 30, 2017, and the audit process under Chilean audit standard as of September 30, 2017, for a total of Ch$ 310 million.

All of the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

Directors’ Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM. Similarly, the shareholders of our subsidiaries appoint their own external auditors according to applicable law and regulation.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the CFO, are submitted to the Board of Directors for approval or rejection.

Item 16D.                                         Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                                          Change in Registrant’s Certifying Accountant

None.

Item 16G.                                        Corporate Governance

Not applicable

Item 16H.                                        Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Enel Generación Chile S.A. and Subsidiaries

Index to the Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms:

Report of KPMG Auditores Consultores Ltda. — Enel Generación Chile S.A. 2018, 2017 and 2016	F-1
Report of KPMG Auditores Consultores Ltda. — Enel Generación Chile S.A. — Internal Control Over Financial Reporting 2016	F-2

Consolidated Financial Statements:

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Section 1.02          Item 19. Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Generación Chile S.A.
8.1	List of Principal Subsidiaries as of December 31, 2018.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Enel Generation Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL GENERACION CHILE S.A.

	By:	/s/ Valter Moro
	Name:	Valter Moro
	Title:	Chief Executive Officer

Date: April 30, 2019

Enel Generación Chile S.A. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2018 and 2017

Ch$	Chilean pesos
US$	U. S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2997 1000 Fax +56 (2) 2997 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Generación Chile S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enel Generación Chile S.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

/s/ KPMG
KPMG Auditores Consultores Ltda.

We have served as the Company’s auditor since 2008.

Santiago, Chile

April 30, 2019

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2997 1000 Fax +56 (2) 2997 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Enel Generación Chile S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Enel Generación Chile S.A. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of  comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

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
April 30, 2019

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In thousands of Chilean pesos — ThCh$)

		12-31-2018	12-31-2017
	Note	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	151,989,905	211,027,141
Other current financial assets	8	38,564,527	20,523,276
Other current non-financial assets	9	10,838,242	13,136,459
Trade and other current receivables, net	10	239,425,507	207,208,820
Current accounts receivable from related parties	11	135,105,117	109,797,820
Inventories	12	43,770,781	31,740,903
Current taxes receivable	13	52,773,274	65,164,708
TOTAL CURRENT ASSETS		672,467,353	658,599,127
NON-CURRENT ASSETS
Other non-current financial assets	8	2,362,570	33,391,398
Other non-current non-financial assets	9	12,545,299	12,853,459
Trade and other non-current receivables, net	10	1,156,638	1,032,923
Investments accounted for using the equity method	14	12,826,892	16,912,454
Intangible assets other than goodwill, net	15	23,910,977	18,607,973
Goodwill	16	24,860,356	24,860,356
Property, plant and equipment, net	17	2,919,097,994	2,788,204,501
TOTAL NON-CURRENT ASSETS		2,996,760,726	2,895,863,064
TOTAL ASSETS		3,669,228,079	3,554,462,191

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	19	125,350,544	18,815,435
Trade and other current payables	22	275,331,618	309,883,528
Current accounts payable to related parties	11	152,932,289	122,862,944
Current provisions	23	5,182,867	5,296,635
Current tax liabilities	13	12,541,174	66,933,261
Other current non-financial liabilities	9	22,542,716	19,564,698
TOTAL CURRENT LIABILITIES		593,881,208	543,356,501
NON-CURRENT LIABILITIES
Other non-current financial liabilities	19	799,813,225	781,978,145
Other non-current payables	22	450,421	632,643
Non-current accounts payables to related parties	11	—	318,518
Non-current provisions, other than for employee benefits	23	79,493,801	63,992,567
Deferred tax liabilities	18	183,487,402	160,293,916
Non-current provisions for employee benefits	24	14,610,975	14,875,948
TOTAL NON-CURRENT LIABILITIES		1,077,855,824	1,022,091,737
TOTAL LIABILITIES		1,671,737,032	1,565,448,238
EQUITY
Issued capital	25	552,777,321	552,777,321
Retained earnings		1,509,995,045	1,398,018,155
Share premium	25	85,511,492	85,511,492
Other reserves	25	(177,763,273)	(74,789,241)
Equity attributable to Shareholders of the Parent Company		1,970,520,585	1,961,517,727
Non-controlling interests		26,970,462	27,496,226
TOTAL EQUITY		1,997,491,047	1,989,013,953

TOTAL LIABILITIES AND EQUITY		3,669,228,079	3,554,462,191

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos — ThCh$)

		Year ended
		12-31-2018	12-31-2017	12-31-2016
	Note	ThCh$	ThCh$	ThCh$
STATEMENTS OF COMPREHENSIVE INCOME
Profit (loss)
Revenues	26	1,481,554,138	1,599,032,140	1,639,959,815
Other operating income	26	39,500,045	35,904,948	19,767,514
Revenues and Other Operating Income from continuing operations		1,521,054,183	1,634,937,088	1,659,727,329

Raw materials and consumables used	27	(809,974,152)	(903,978,006)	(895,060,114)
Contribution Margin from continuing operations		711,080,031	730,959,082	764,667,215

Other work performed by the entity and capitalized	17.4.b	7,449,013	7,226,484	9,758,304
Employee benefits expense	28	(53,800,538)	(54,222,470)	(60,350,072)
Depreciation and amortization expense	29	(117,765,263)	(117,337,553)	(132,600,381)
Impairment loss recognized in the period’s profit or loss	29	(100,900)	55,494	(30,785,531)
Other expenses	30	(82,478,947)	(102,821,020)	(119,303,215)
Operating Income from continuing operations		464,383,396	463,860,017	431,386,320

Other gains, net	31	3,434,503	113,088,869	121,490,974
Financial income	32	5,778,242	5,273,672	6,150,751
Financial costs	32	(48,189,495)	(50,851,829)	(55,701,778)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	14	3,281,453	(2,696,904)	7,878,201
Foreign currency exchange differences	32	(3,055,807)	8,822,301	13,266,320
Gains from indexed assets and liabilities, net (*)	32	(2,480,291)	145,608	606,075
Income from continuing operations before income taxes		423,152,001	537,641,734	525,076,863
Income tax expense, continuing operations	33	(104,946,765)	(112,099,519)	(83,216,935)
NET INCOME FROM CONTINUING OPERATIONS		318,205,236	425,542,215	441,859,928

Discontinued operations
Profit after tax for the year from discontinued operations	5.2	—	—	79,572,445
NET PROFIT FOR THE YEAR		318,205,236	425,542,215	521,432,373

Net profit for the year attributable to
Shareholders of the parent company		309,029,455	418,453,814	472,558,428
Non-controlling interests	25.7	9,175,781	7,088,401	48,873,945
NET PROFIT FOR THE YEAR		318,205,236	425,542,215	521,432,373

Basic earnings per share
Basic earnings per share from continuing operations	Ch$ / share	37.68	51.02	52.77
Basic earnings per share from discontinued operations	Ch$ / share	—	—	4.85
Total Basic earnings per share	Ch$ / share	37.68	51.02	57.62
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$ / share	37.68	51.02	52.77
Diluted earnings per share from discontinued operations	Ch$ / share	—	—	4.85
Total Diluted earnings per share	Ch$ / share	37.68	51.02	57.62
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

(*) This note includes the effect of hyperinflation in Argentina

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos — ThCh$)

		Year ended
		12-31-2018	12-31-2017	12-31-2016
	Note	ThCh$	ThCh$	ThCh$

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net income		318,205,236	425,542,215	521,432,373

Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes
Remeasurement losses from defined benefit plans	18/ 24.2	(325,252)	251,976	(1,757,402)
Other comprehensive (loss) income that will not be reclassified to income		(325,252)	251,976	(1,757,402)

Components of other comprehensive income that will be reclassified to income, before taxes
Foreign currency translation losses, net	18	(5,522,334)	(3,690,798)	(139,529,128)
Gains (losses) from available-for-sale financial assets, net	18	(15)	8	18
Net losses from cash flow hedges	18	(157,077,145)	73,333,487	66,502,675
Reclassification adjustments on cash flow hedges	18	18,227,145	23,976,029	20,456,663
Share of other comprehensive income from investments accounted for using the equity method		—	—	(11,904,709)
Other comprehensive (loss) income that will be reclassified to income		(144,372,349)	93,618,726	(64,474,481)

Total other comprehensive loss, before income (loss) taxes		(144,697,601)	93,870,702	(66,231,883)

Income taxes related to components of other comprehensive income that will not be reclassified to income
Income tax related to defined benefit plans	18	87,818	(68,034)	474,498
Income tax related to components of other comprehensive income that will not be reclassified to income		87,818	(68,034)	474,498

Income taxes related to components of other comprehensive income that will be reclassified to income
Income tax related to cash flow hedge		37,616,791	(26,139,149)	(20,924,809)
Income tax related to available-for-sale financial assets	18	4	(2)	(5)
Income taxes related to components of comprehensive income that will be reclassified to income		37,616,795	(26,139,151)	(20,924,814)

Total other comprehensive (loss) income		(106,992,988)	67,663,517	(86,682,199)
TOTAL COMPREHENSIVE INCOME		211,212,248	493,205,732	434,750,174

Comprehensive income (loss) attributable to
Shareholders of the parent company		202,172,256	486,205,094	450,858,649
Non-controlling interests		9,039,992	7,000,638	(16,108,475)
TOTAL COMPREHENSIVE INCOME		211,212,248	493,205,732	434,750,174

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos — ThCh$)

			Changes in Reserves Other than Retained Earnings
			Reserve for					Other
			Exchange		Reserve for	Reserve for Gains		Reserves
			Differences		Gains and	and Losses on		related to			Equity
			in		Losses for	Remeasuring		assets held for	Total Reserves		Attributable to
			Foreign	Reserve for	Defined	Available-	Other	sale and	Other than		Shareholders
	Issued	Share	Currency	Cash Flow	Benefit	for-Sale	Miscellaneous	disposal	Retained	Retained	of the Parent	Non-controlling
	Capital	Premium	Translation	Hedges	Plans	Financial Assets	Reserves	groups	Earnings	Earnings	Company	Interests	Total Equity
Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity as of January 1, 2018	552,777,321	85,511,492	12,608,918	(52,329,034)	—	(1,027)	(35,068,098)	—	(74,789,241)	1,398,018,155	1,961,517,727	27,496,226	1,989,013,953
Increase (decrease) from changes in accounting policies (1)	—	—	—	—	—	—	—	—	—	506,760	506,760	16,427	523,187
Initial Balance Re-expressed	552,777,321	85,511,492	12,608,918	(52,329,034)	—	(1,027)	(35,068,098)	—	(74,789,241)	1,398,524,915	1,962,024,487	27,512,653	1,989,537,140
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	309,029,455	309,029,455	9,175,781	318,205,236
Other comprehensive loss	—	—	(5,386,947)	(101,233,208)	(237,033)	(11)	—	—	(106,857,199)	—	(106,857,199)	(135,789)	(106,992,988)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	202,172,256	9,039,992	211,212,248
Dividends	—	—	—	—	—	—	—	—	—	(197,322,292)	(197,322,292)	(9,680,615)	(207,002,907)
Increase (decrease) from other changes	—	—	—	—	237,033	—	3,646,134	—	3,883,167	(237,033)	3,646,134	98,433	3,744,567
Total changes in equity	—	—	(5,386,947)	(101,233,208)	—	(11)	3,646,134	—	(102,974,032)	111,470,130	8,496,098	(542,191)	7,953,907
Equity as of December 31, 2018	552,777,321	85,511,492	7,221,971	(153,562,242)	—	(1,038)	(31,421,964)	—	(177,763,273)	1,509,995,045	1,970,520,585	26,970,462	1,997,491,047

			Changes in Reserves Other than Retained Earnings
			Reserve for					Other
			Exchange		Reserve for	Reserve for Gains		Reserves
			Differences		Gains and	and Losses on		related to			Equity
			in		Losses for	Remeasuring		assets held for	Total Reserves		Attributable to
			Foreign	Reserve for	Defined	Available-	Other	sale and	Other than		Shareholders
	Issued	Share	Currency	Cash Flow	Benefit	for-Sale	Miscellaneous	disposal	Retained	Retained	of the Parent	Non-controlling
	Capital	Premium	Translation	Hedges	Plans	Financial Assets	Reserves	groups	Earnings	Earnings	Company	Interests	Total Equity
Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity as of January 1, 2017	552,777,321	85,511,492	16,210,841	(123,499,401)	—	(1,033)	(32,188,067)	2,722,113	(136,755,547)	1,199,429,221	1,700,962,487	28,797,762	1,729,760,249
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	418,453,814	418,453,814	7,088,401	425,542,215
Other comprehensive loss	—	—	(3,601,923)	71,170,367	182,830	6	—	—	67,751,280	—	67,751,280	(87,763)	67,663,517
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	486,205,094	7,000,638	493,205,732
Dividends	—	—	—	—	—	—	—	—	—	(220,047,710)	(220,047,710)	(8,302,174)	(228,349,884)
Increase (decrease) from other changes	—	—	—	—	(182,830)	—	(2,880,031)	(2,722,113)	(5,784,974)	182,830	(5,602,144)	—	(5,602,144)
Total changes in equity	—	—	(3,601,923)	71,170,367	—	6	(2,880,031)	(2,722,113)	61,966,306	198,588,934	260,555,240	(1,301,536)	259,253,704
Equity as of December 31, 2017	552,777,321	85,511,492	12,608,918	(52,329,034)	—	(1,027)	(35,068,098)	—	(74,789,241)	1,398,018,155	1,961,517,727	27,496,226	1,989,013,953

(1)                 Considers a charge to retained earnings for ThCh$141,284 by IFRS 9 adoption and a credit to retained earnings for ThCh$664,471 by IAS 29 adoption. See notes 2.2.a) impairment of value and 2.7.4 respectively.

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos — ThCh$)

			Changes in Other Reserves
			Reserve for					Other
			Exchange		Reserve for	Reserve for Gains		Reserves
			Differences		Gains and	and Losses on		related to			Equity
			in		Losses for	Remeasuring		assets held for	Total Reserves		Attributable to
			Foreign	Reserve for	Defined	Available-	Other	sale and	Other than		Shareholders
	Issued	Share	Currency	Cash Flow	Benefit	for-Sale	Miscellaneous	disposal	Retained	Retained	of the Parent	Non-controlling
	Capital	Premium	Translation	Hedges	Plans	Financial Assets	Reserves	groups	Earnings	Earnings	Company	Interests	Total Equity
Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Equity as of January 1, 2016	1,331,714,085	206,008,557	19,691,866	(205,691,575)	—	(1,046)	(719,716,306)	(202,189,042)	(1,107,906,103)	2,218,373,368	2,648,189,907	895,700,172	3,543,890,079
Changes in equity
Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net profit for the year	—	—	—	—	—	—	—	—	—	472,558,428	472,558,428	48,873,945	521,432,373
Other comprehensive loss	—	—	(3,527,400)	67,731,875	(1,284,713)	13	(11,690,790)	(72,928,764)	(21,699,779)	—	(21,699,779)	(64,982,420)	(86,682,199)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	450,858,649	(16,108,475)	434,750,174
Dividends	—	—	—	—	—	—	—	—	—	(184,234,740)	(184,234,740)	(7,405,769)	(191,640,509)
Increase (decrease) from distribution to owners	(778,936,764)	(120,497,065)	—	—	—	—	776,186,804	275,117,804	1,051,304,608	(1,305,983,122)	(1,154,112,343)	(839,096,192)	(1,993,208,535)
Increase (decrease) from other changes	—	—	46,375	14,460,299	1,284,713	—	(76,967,775)	2,722,115	(58,454,273)	(1,284,713)	(59,738,986)	(4,291,974)	(64,030,960)
Total changes in equity	(778,936,764)	(120,497,065)	(3,481,025)	82,192,174	—	13	687,528,239	204,911,155	971,150,556	(1,018,944,147)	(947,227,420)	(866,902,410)	(1,814,129,830)
Equity as of December 31, 2016	552,777,321	85,511,492	16,210,841	(123,499,401)	—	(1,033)	(32,188,067)	2,722,113	(136,755,547)	1,199,429,221	1,700,962,487	28,797,762	1,729,760,249

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flow, Direct

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos — ThCh$)

		Year ended
		12-31-2018	12-31-2017	12-31-2016
Statement of Direct Cash Flow	Note	ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Types of collection from operating activities
Collections from the sale of goods and services		1,907,020,342	2,096,113,174	2,374,348,805
Collections from royalties, payments, commissions, and other income from ordinary activities		—	—	1,967,684
Collections from premiums and services, annual payments, and other benefits from policies held		8,229,203	6,808,382	4,108,308
Other collections from operating activities		267,291	12,096,424	260,080
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,189,827,156)	(1,302,502,517)	(1,432,187,182)
Payments to and on behalf of employees		(53,181,080)	(57,204,085)	(70,830,372)
Payments on premiums and services, annual payments, and other obligations from policies held		(13,217,306)	(14,551,177)	(21,525,259)
Other payments for operating activities		(97,141,445)	(93,435,079)	(185,124,143)
Cash generated from operating activities
Income taxes paid		(96,375,125)	(157,951,053)	(107,229,062)
Other outflows of cash		(501,449)	(1,206,687)	(4,600,270)
Net cash provided by operating activities		465,273,275	488,167,382	559,188,589
Cash flows from investment activities
Other collections from the sale of equity or debt instruments belonging to other entities	7	—	115,582,806	133,206,429
Other payments to acquire stakes in joint ventures		—	(1,943,100)	(2,346,000)
Loans to related parties		(83,414,780)	(6,639,995)	(6,457,077)
Proceeds from the sale of property, plant and equipment		4,640,835	4,274,470	42,597
Purchases of property, plant and equipment		(222,327,048)	(206,775,663)	(194,880,395)
Payments from future, forward, option and swap contracts		(1,210,213)	(7,808,837)	(7,860,258)
Collections from future, forward, option and swap contracts		352,734	835,105	3,439,049
Collections of loans to related parties		68,622,702	6,639,996	1,907,339
Dividends received		1,527,254	879,884	8,682,538
Interest received		3,635,059	3,087,687	3,686,258
Other inflows (outflows) of cash		48,423	—	—
Net cash used in investing activities		(228,125,034)	(91,867,647)	(60,579,520)
Cash flows from financing activities
Total proceeds from loans		—	—	257,661,770
Proceeds from long-term loans		—	—	249,359,440
Proceeds from short-term loans		—	—	8,302,330
Loans from related parties		69,204,437	31,680,253	37,096,734
Payments on borrowings		(5,654,112)	(5,534,483)	(182,345,064)
Payments on financial lease liabilities		(1,889,685)	(2,592,237)	(1,744,003)
Repayments of loans from related parties		(66,540,959)	(31,680,253)	(204,524,335)
Dividends paid		(239,385,950)	(244,539,407)	(126,718,920)
Interest paid		(47,195,320)	(44,320,297)	(76,403,433)
Other outflows of cash		(478,035)	(4,848,787)	(222,675,977)
Net cash used in financing activities		(291,939,624)	(301,835,211)	(519,653,228)
Net (decrease) increase in cash and cash equivalents before the effect of exchange rate changes		(54,791,383)	94,464,524	(21,044,159)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(4,245,853)	2,076,138	(14,207,725)
Net (decrease) increase in cash and cash equivalents		(59,037,236)	96,540,662	(35,251,884)
Cash and cash equivalents at the beginning of the year	7	211,027,141	114,486,479	149,738,363
Cash and cash equivalents at the end of the year	7	151,989,905	211,027,141	114,486,479

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

(In thousands of Chilean pesos — ThCh$)

1.    THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Generación Chile S.A (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Generación Chile Group (hereinafter the Enel Generación Chile or the “Group”).

Enel Generación Chile S.A. is a publicly traded corporation with a registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of  the Finantial Market Commission of Chile (“Comisión para el Mercado Financiero” or “CMF”, formerly Chilean Superintendence of Securities and Insurance, “Superintendencia de Valores y Seguros” or “SVS”) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC). The Company’s shares have been listed on the New York Stock Exchange in the period between 1994 to December 31, 2018, date in which the Company requested before the SEC the delisting of the issued securities. As of this date, the American Depositary Shares issued by Enel Generación Chile ceased trading on the NYSE.

Enel Generación Chile S.A. is a subsidiary of Enel Chile S.A. (“Enel Chile”) a company which, in turn, is a subsidiary Enel S.p.A. (hereinafter “Enel”).

The Company was initially incorporated by a public deed dated December 1, 1943 under the name Empresa Nacional de Electricidad S.A. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the incorporation of the Company and approved its by-laws. The Company changed its name to Enel Generación Chile S.A. effective October 4, 2016, the date its by-laws were amended in connection with the corporate reorganization of the Group (see Note 5.2). For tax purposes, the Company operates under Chilean tax identification number 91.081.000-6.

As of December 31, 2018 the Group had 767 employees. During the year ended December 31, 2018, the Group averaged a total of 795 employees (see Note 36).

The Company’s corporate purpose consists of generating, transporting, producing, and distributing electrical energy. The purpose also includes investing in financial assets, developing projects, carrying out activities in the energy industry and in other fields in which electrical energy is essential, and participating in public civil or hydraulic infrastructure concessions in which it may participate directly or through subsidiaries or associate companies in Chile or abroad.

1.1   Enel Group Proposed Corporate Reorganization

Enel Generación Chile’s Board of Directors at its Extraordinary Session held on September 1, 2017, unanimously resolved to initiate all work and steps necessary to analize the corporate reorganization proposed by our parent Enel Chile, in the terms applicable to Enel Generación Chile.

Enel Chile’s proposal consists of a corporate reorganization within Enel, which is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America S.A. (“EGPL”) with Enel Chile. EGPL is a subsidiary of Enel.

The proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”) to be carried out by Enel Chile for all of the shares of its subsidiary Enel Generación Chile held by non-controlling interests.

The Reorganization involved two principal phases, each of which is conditional on the implementation of the other, as follows:

(i)    Public tender offer

Enel Chile presented a public tender offer (the “Tender Offer”) for all of the shares of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer consideration was paid in cash, subject to the condition that tendering Enel Generación Chile shareholders will have agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

(ii)    Merger

Once the Tender Offer declared successful, EGPL merged into Enel Chile (the “Merger.”) which was subject to approval by Enel Chile shareholders and the unanimous written consent of the shareholders of EGPL. Consequently, the renewable assets held by EGPL was integrated into Enel Chile.

On December 20, 2017, the Extraordinary Shareholder’s Meeting of Enel Generación Chile, for fulfilling one of the conditions of success of the Tender Offer, approved the amendment of the company’s bylaws to eliminate the limitations and restrictions established in Section XII of Decree No. 3.500.

Finally, on March 25, 2018, the amendments to Enel Chile’s by-laws were approved to reflect the agreements related to the merger, capital increase and expansion of Enel Chile’s corporate purpose, among other provisions. The Tender Offer took place between February 16 and March 22, 2018; the preferred shares were subscribed between February 15 and March 16, 2018 to cover the capital increase; and the reorganization of renewable assets (including the Merger) was completed and became effective as of April 2, 2018 and resulted in an increase of Enel Chile’s ownership in Enel Generación Chile from 59.98% to 93.55% and the merger of Enel Chile with EGPL effective as from this date.

2.    BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1    Accounting principles

The consolidated financial statements as of December 31, 2018 of the Group, approved for issuance by the Company’s Board of Directors at its meeting held on April 26, 2019, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements reflect the financial position of Enel Generación Chile and its subsidiaries at December 31, 2018 and 2017, and the results of its operations, changes in equity and cash flows for the year ended December 31, 2018, 2017, and 2016.

These consolidated financial statements present the figures for 2016 of the consolidated statement of comprehensive income, statement of consolidated cash flows, statement of changes in consolidated equity, and their corresponding notes.

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except, in accordance with IFRS, those assets and liabilities that are measured at a fair value.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company and the presentation currency of the Group. Foreign operations are incorporated in accordance with the accounting policies stated in Notes 2.7.3 and 3.m.

2.2    New accounting pronouncements

a)     The following accounting  pronouncements have been adopted by the Group effective as of January 1, 2018:

Standards and Interpretations	Mandatory Effective date

IFRS 9: Financial Instruments	Annual periods beginning on or after January 1, 2018

IFRS 15: Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2018

IFRIC 22 Foreign Currency Transactions and Advance Consideration.	Annual periods beginning on or after January 1, 2018

IFRS 9 Financial Instruments

IFRS 9 entered into force effective as of January 1, 2018, replacing IAS 39 “Financial Instruments: Recognition and Measurement .” This standard contains requirements in regards to the recognition, classification and measurement of financial assets, financial liabilities and certain purchase or sale contracts of non-financial items.

The Group adopted retrospectively whitout restaing prior periods for transition in the first time application of this standard. The accumulated effect of this application was accounted for as an adjustment to the opening balance of retained earnings  as of the initial application date. The Group has applied prospectively the hedge accounting requirements of IFRS 9.

Management conducted a detailed evaluation of the three aspects of the standard and its impact on the consolidated financial statements. of the Group, which is summarized as follows:

Classification and measurement.

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

•                  amortized cost; if the financial assets are held within a business model whose objective is to collect contractual cash flows;

•                  fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; or

•                  fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designated at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing the designation of a financial liability to be measured at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income.

Based on the business model and the characteristics of the contractual cash flows, the Group determined that the new classification requirements for financial assets did not have an impact on the  consolidate statements. Most of the Group’s financial instruments, i.e. loans and trade receivables amortized cost under IFRS 9. Except for equity instruments  measured at fair value through other comprehensive income and derivative instruments measured  at fair value through profit or loss (general treatment) or through other comprehensive income (hedge accounting), as appropriate.

Impairment.

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than previous practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments. Under IFRS 9, the allowance for impairment losses will be measured based on:

•                  12 months expected credit losses; or

•                  Lifetime expected credit losses if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset. The Group has chosen to apply this policy for the designated financial assets.

As of January 1, 2018, as a result of the application of the new impairment model, the Group recognized a charge, net of taxes, of ThCh$141,284 to retained earnings.

Hedge accounting.

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as: non-financial risk components, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 eliminates the current quantitative requirement for hedge effectiveness test, under which the results must be within a range of 80-125 percent. This will allow aligning hedge effectiveness with risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item, and enables the rebalancing of a hedging relationship if the risk management objective remains unchanged. However, retrospective ineffectiveness should continue to be valued and recognized in profit or loss.

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9, until the time the new requirements on macro-hedging are published and adopted. The Group has chosen to apply the new requirements of IFRS 9 on the date of its adoption.

The Group implemented changes in the systems, internal control, policies and procedures in order to comply with the new disclosures and accounting requirements of IFRS 9.

The application of the new hedge accounting model has not had an impact on the Group’s consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 which is applicable to all contracts with customers, with certain exemptions. (lease and insurance contracts, financial instruments and non-monetary exchanges).The new revenue standard supersedes, effective as of January 1, 2018 all current revenue recognition standards:

•                  IAS 11 Construction Contracts;

•                  IAS 18 Revenue;

•                  IFRIC 13 Customer Loyalty Programs;

•                  IFRIC 15 Agreements for the Construction of Real Estate;

•                  IFRIC 18 Transfers of Assets from Customers; and

•                  SIC-31 Revenue—Barter Transactions Involving Advertising Services.

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

The Group carried out an implementation project, to identify and measure the possible impacts of applying IFRS 15 on its consolidated financial statements. This project involved identifying all of the revenue flows of Enel Chile and its subsidiaries, knowledge of the traditional practices of the business, a comprehensive evaluation of each kind of contract with customers and determining the methodology for recording this revenue under the standards. The evaluation was performed paying special attention to those contracts presenting key aspects of IFRS 15 and particular characteristics of interest to the Group, such as identifying contractual obligations; contracts with multiple obligations and recognition timing; contracts with variable compensation; significant financing components; analysis of principal versus agent; existence of service guarantees; and recognition of costs to obtain and fulfill a contract.

Enel Generación Chile Group participates in the electrical energy generation, transmission and distribution business, and related activities. Based on the nature of the goods and services offered and the characteristic of its revenue flows streams, the Group did not identify any impact on the consolidated financial statements on the date of initial application of IFRS 15. For further details about the goods and services provided by the Company and revenue recognition criteria, see Note 3.p.

The Group implemented changes in the systems, internal control, policies and procedures in order to comply with the new disclosures and accounting requirements of IFRS 15.

The Group adopted the new standard on the required effective date using the retrospectively modified method. Prior to the application of IFRS 15 as of January 1, 2018, revenues were recognized according to IAS 18, which mainly stated that revenues were recognized when the risk and rewards inherent to ownership of the goods were transferred to the curstomer and that corresponds to the moment of the physical deliveries of energy and power, to the prices established in the respective contracts. The application has not had an impact on the Group’s consolidated financial statement.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

Interpretation clarifies the date of the transaction for the purpose of determining the exchange rate to use in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets.  For this purposes, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

IFRIC 22 has been implemented by the Group as of January 1, 2018 and it has not generated an impact on the consolidated financial statements of Enel Generación Chile and its subsidiaries.

Amendments and Improvements

Amendments and Improvements	Mandatory Effective Date:
Amendment to IFRS 2; Classification and Measurement of Share-based Payment Transactions	Annual periods beginning on or after January 1, 2018
Amendment to IAS 40: Transfers of Investment Property	Annual periods beginning on or after January 1, 2018
Annual Improvements to IFRS: Cycles 2014-2016 IFRS 1 and IAS 28	Annual periods beginning on or after January 1, 2018

•                  Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

The amendments to IFRS 2, Share-based Payment Transactions, developed through the IFRS Interpretations Committee, address the following issues:

a)             the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

b)             the classification of withholding tax obligations for share-based payment transactions with net settlement features; and

c)              the accounting for modifications of share-based payment transactions from cash-settled to equity-settled.

The amendments to IFRS 2, applied as of January 1, 2018, have not had any material impact on the consolidated financial statements of the Group.

•                  Transfers of Investment Property (Amendments to IAS 40).

The amendments to IAS 40 Investment Property clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change of use occurs if property meets, or ceases to meet, the definition of investment property.  A change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use. The amendments shall be applied prospectively.

The amendments to IFRS 40, applied as of January 1, 2018, have not had any material impact on the consolidated financial statements of the Group.

•                  Annual Improvements to IFRS: Cycles 2014-2016 IFRS 1 and IAS 28

IFRS 1 First-time Adoption of IFRS: Deletes the short-term exemptions in paragraphs E3—E7 of IFRS 1, because they have now served their intended purpose.

Clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.  If an entity that is not itself an investment entity has an interest in an associate or joint venture that is an investment entity, it may choose to maintain the fair value measurement applied to its associate or joint venture. Application of these improvements is on a retrospective basis.

The 2014-2016 annual improvements, applied as of January 1, 2018, have not had any material impact on the consolidated financial statements of the Group.

Accounting pronouncements with application effective as of January 1, 2019 and thereafter:

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application is not mandatorily effective:

New Standards and Interpretations

Standards and Interpretations	Mandatory Effective date
IFRS 16: Leases	Annual periods beginning on or after January 01, 2019
IFRIC 23 Uncertainty over Income Tax Treatments	Annual periods beginning on or after January 01, 2019
Conceptual Framework (Revised)	Annual periods beginning on or after January 01, 2020

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 “Leases” and its interpretations, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC-15 “Operating Leases—Incentives” and SIC-27 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”. The standard is effective for annual periods beginning on or after January 1, 2019.

Although IFRS 16 substantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new Standard states the following:

i.                  Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right to use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii.               Lessor accounting: does not change substantially from the current model of IAS 17. The lessor will continue to classify leases under the same principles of the current standard as operating or financial leases.

The Group carried out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. Conducting this assessment required the use of professional judgment and assumptions, which are summarized below:

•                 Analysis of the lease contracts executed by the Group companies in order to identify if they are within the scope of the standard. This analysis included not only the contracts in which Enel Generación Chile acts as a lessee, but also the contracts for the rendering of services and the contracts in which the Company acts as a lessor.

•                 Analysis that could benefit from the exemption from application of this Standard, because they are contracts with a maturity of less than 12 months or that have underlying assets of low individual value, such as: lease of certain office equipment (personal computers, printers and photocopiers) that are considered  low value assets.

•                 Estimate of the lease terms, based on the non-cancellable period and the periods covered by the renewal options, the exercise of which is in the power of Enel Generación Chile and is considered reasonably certain.

•                 Estimate of the discount rate to calculate the present value of the lease payments. This is equal to the incremental rate of the lessee’s loans when the interest rate implicit in the lease cannot be easily determined. For the transition, the Group has used the incremental borrowing rate from January 2019, defined as the interest rate that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment.

The implementation work also required a review of the processes and systems, including the internal control, in order to determine the most appropriate tool for the management of the information required for the application of the new standard, as well as the required disclosures in the consolidated financial statements.

For the transition of the new standard, the Group has decided to apply the following practical expedients:

•                     The Group decided not to re-evaluate if a contract is, or contains, a lease. Instead, it will apply the standard to contracts that were previously identified as leases by applying IAS 17 and IFRIC 4. Therefore, the Group will not apply the standard to contracts that were not previously identified as containing a lease.

•                     The Group has determined that it will apply the modified retrospectively transition method, whereby the restatement of comparative periods is not required and the cumulative effect of the initial application of the standard is presented as an adjustment to the opening balance of retained earnings (or another component of equity as applicable) on the date of initial application, recording the asset for the same value as the liability.

•                     Trust in its assessment of whether leases are onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application and adjust the right-of-use asset at the date of initial application for the amount of any provision for onerous leases recognized in the financial statements immediately before the date of initial application.

The new standard had an impact on all Group entities that have lease contracts. The main issues that arise are those related to the lease of land, buildings and automobiles. As a result of the change of the accounting model for lessees, the Group expects an increase in non-current and current liabilities of approximately ThCh$1,458,987 as of January 1, 2019, for the recognition of future payment obligations of lease contracts. In accordance with the chosen transition model, an increase in non-current assets for an equal amount is also expected, resulting from the recognition of the rights of use arising from those contracts.

•        IFRIC 23 — Uncertainty over Income Tax Treatments

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

Uncertainty over income tax treatments can affect both current and deferred taxes. Recognizing the effects of uncertainty depends on whether the tax authority is likely or not to accept an uncertain tax treatment, assuming that the tax authority will examine the amounts that it is entitled to examine and has full knowledge of all the related information.

This interpretation is effective for annual periods beginning on or after January 1, 2019. Retrospective application is permitted. Management has assessed the effects of the application of IFRIC 23 and has determined that its adoption will not  have any material impacts of Enel Generación Chile and subsidiaries as of its effective date.

•   Conceptual Framework (Revised).

The IASB issued the Conceptual Framework (revised) in March 2018. It incorporates some new pronouncements, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important matters. Revisions to the Conceptual Framework may affect the application of IFRSs when no standard applies to a particular transaction or event.

The IASB has also issued a separate accompanying document, “Amendments to References to the Conceptual Framework in IFRS Standards,” which establishes amendments to other IFRSs in order to update references to the new Conceptual Framework.

The Conceptual Framework (Revised) is effective as of January 1, 2020.  Management is assessing the potential impact of the application of the new Conceptual Framework on the consolidated financial statements of the Group.

Amendments and Improvements

Amendments and Inprovements	Mandatory Effective date
Amendment to IFRS 9; Prepayment Features with Negative Compensation	Annual periods beginning on or after January 01, 2019
Amendment to IAS 28: Long-term interests in Associates and Joint Ventures	Annual periods beginning on or after January 01, 2019
Annual Improvements to IFRS 2015 -2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).	Annual periods beginning on or after January 1, 2019.
Amendment to IAS 19: Plan Amendment, Curtailment or Settlement	Annual periods beginning on or after January 1, 2019
Amendment to IAS 3: Definition of a Business	Annual periods beginning on or after January 1, 2020
Amendments to IAS 1 and IAS 8 Definition of Material	Annual periods beginning on or after January 1, 2020
IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or joint venture	Postponed indefinitely. Available for optional adoption

•                  Amendment to IFRS 9, Financial Instruments: Prepayment Features with Negative Compensation

This amendment was issued on October 12, 2017. This amendment amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation prepayments.

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through profit or loss in other comprehensive income, provided that the contractual cash flows are only principal and interest payments on the outstanding principal and the instrument is carried out within the business model for that classification. The amendments to IFRS 9 are intended to clarify that a financial asset meets the criterion of “only principal payments plus interest”, regardless of the event or circumstance that causes the early termination of the contract or of which party pays or receives fair value compensation for the early termination of the contract.

The Amendments to IFRS 9 should be applied when the prepayment is close to the unpaid amounts of principal and interest in such a way that it reflects the change in the benchmark interest rate. This implies that prepayments at fair value or for an amount that includes the fair value of the cost of an associated hedging instrument will normally meet the criterion of only principal payments plus interest, only if other elements of the change in fair value, such as the effects of credit risk or liquidity, are not present.

The amendments are applicable from January 1, 2019, retrospectively. Management considers that the application of these amendments will not have an impact on the consolidated financial statements of the Group.

•                      Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

These amendments clarify that IFRS 9 Financial Instruments is applicable to an entity’s long-term interests in an associate or joint venture to which the equity method is not applied. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests. Entities should apply the amendments retrospectively, with certain exceptions.

The effective application date is January 1, 2019.  Management considers that the application of these amendments will not have an impact on the consolidated financial statements of the Group.

•                      Annual Improvements to IFRS: 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).

IFRS 3 “Business Combinations” and IFRS 11 “Joint Arrangements”: clarifies the accounting for increases in ownership interest in a joint operation that meets the definition of a business. If a party maintains (or obtains) joint control, the previously held ownership interest is not remeasured. If a party obtains control, the transaction is a business combination in stages and the acquiring party remeasures the previously held ownership interest in the assets and liabilities of a joint operation, at fair value.

IAS 12 “Income Taxes” The amendments clarify that the income tax on dividends generated by financial instruments classified as equity is linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes income tax on dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those transactions or past events.

IAS 23 “Borrowing Costs” clarifies that loans that were specifically intended to finance qualifying assets that are now ready for use or sale (or any non-qualifying asset), become part of the entity’s general loan pool  for the purpose of calculating the capitalization rate .

The improvements are effective for annual reporting periods beginning on or after January 1, 2019.  Management considers that the application of these improvements will not have an impact on the consolidated financial statements of the Group.

•                      Amendment to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 Employee Benefits, issued in February 2018, address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments to IAS 19 clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in net interest, is recognized in other comprehensive income.

This clarification provides that entities might have to recognise a past service cost, or a gain or loss on settlement, that reduces a surplus that was not recognized before.  Changes in the effect of the asset ceiling are not netted against such amounts.

The amendments to IAS 19 apply to a plan amendment, curtailment or settlement that occur  from January 1, 2019.  Management considers that the application of these improvements will not have an impact on the consolidated financial statements of the Group.

•                      Amendments to IFRS 3 “Definition of a Business”

IFRS 3 Business Combinations was amended by the IASB in October 2018, to clarify the definition of business, in order to help entities to determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset. To be considered as a business, an acquired set of activities and assets must include, at least, an input and a substantive process that together contribute significantly to the ability to create output. The amendment also adds guidance and illustrative examples to assess whether a substantial process has been acquired

The amendment is applicable prospectively to business combinations and acquisitions of assets, the acquisition date of which is from January 1, 2020. Earlier application is permitted.  Management is evaluating the potential impact of the application of these amendments on the consolidated financial statements of the Group.

•                      Amendments to IAS 1 and IAS 8 “Definition of Material or Materiality”

In October 2018, the IASB amended IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to improve the definition of “material” and the explanations accompanying the definition. The amendments ensure that the definition of material is consistent in all IFRS. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments will be applicable prospectively for annual periods beginning on or after January 1, 2020. Earlier application is permitted. Management is evaluating the potential impact of the application of these amendments on the consolidated financial statements of the Group.

•                      Amendments to IFRS 10 and IAS 28 “Sales or Contributions of Assets between an Investor and its Associate/Joint Venture”

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, issued in September 2014, address a recognized inconsistency between the requirements of both standards in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments establish that when the transaction involves a business (whether it is in a subsidiary or not) all the generated profit or loss is recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are housed in a subsidiary.

The mandatory application date of these amendments is to be determined because the IASB is awaiting the results of its research project on the accounting under the equity method.

These amendments must be applied retrospectively and early adoption is permitted, which must be disclosed. The Group will assess and apply these amendments when they are issued and effective.

2.3    Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized.

The most important areas where critical judgment was required are:

•                  The identification of cash generating units (CGU) for impairment testing (see Note 3.d).

•                  The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.g).

•                  Application of the revenue recognition model in accordance with IFRS 15 (see Note 3.p).

The estimates refer basically to:

•                  The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.d).

•                  The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.l.1 and 24).

•                  The useful lives of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).

•                  The assumptions used to calculate the fair value of financial instruments (see Notes 3.g and 19).

•                  Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, that allow for estimation of electricity system settlements that occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 5.2).

•                  The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).

•                  Future disbursements for closure of facilities and restoration of land, as well as associated discount rates to be used (see Note 3.a).

•                  The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have been used as the basis for recording income taxes in these consolidated financial statements (see Note 3.o).

•                  The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best available information as of the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects of this change in judgment and estimation in the corresponding future consolidated financial statements.

2.4    Subsidiaries

Subsidiaries are defined as those entities controlled either directly or indirectly by Enel Generación Chile S.A. Control is exercised if and only if the following conditions are met: the Company has i) power over the subsidiary; ii) exposure, or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of theses returns.

Enel Generación Chile S.A has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

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

2.4.1    Changes in the scope of consolidation

On March 1, 2016, as part of the corporate reorganization and as a result of the spin-off described in Note 5.2, all subsidiaries that were part of the generation and distribution businesses outside of Chile have been deconsolidated, which are detailed in Appendix 2. The effects of this transaction in the consolidated financial statements of Enel Generación Chile are described in Note 5.2.

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

Depending on the rights and obligations of the participants, joint agreements are classified as:

•                  Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in Note 3.h.

•                  Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the assets and liabilities held in the joint operation. At the end of the reporting period, the Group does not have any joint arrangements that qualify as joint operations.

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

d.              Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses”) within the consolidated statement of comprehensive income in other comprehensive income (see Note 25.2).

4.              The financial statements of the subsidiaries whose functional currency is that of a   hyper-inflationary economy  is  first adjusted for the inflation effect, and any gain or loss in the net position is recognized in profit or loss; then all the items (assets, liabilities, equity items, expenses and revenue) are translated using the closing exchange rate corresponding to the closing date of the most recent statement of financial position

5.              Balances and transactions between consolidated companies were fully eliminated in the consolidation process.

6.              Changes in the ownership interests in subsidiaries that do not result in the Group obtaining or losing control are recognized as equity transactions. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to shareholders of the Parent.

7.              Business combinations between entities under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

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

3.    ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)    Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following:

•                  Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 17.4.a).

•                  Employee expenses directly related to construction in progress (see Note 17.4.b).

•                  Future disbursements that the Group will have to make to close their facilities are incorporated into the value of the asset at fair value, recording in the accounting the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 23).

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

The Group, based on the outcome of impairment testing performed as explained in Note 3.d, considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group companies expect to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate, adjusted prospectively.

The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives
Buildings	10 – 60
Plant and equipment	6 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 35
Motor vehicles	5 – 10

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 45
Coal / fuel plants	20 – 40
Combined cycle plants	10 – 25
Renewable energy power plants	20
Natural gas transport facilities:
Pipelines	20

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of property, plant, and equipment are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales costs from the consideration received in the sale.

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

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2018 and 2017, there are no significant amounts in intangible assets with an indefinite useful life.

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

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2018 future cash flows projections were extrapolated using the growth rate 3.1%.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate. As of December 31, 2018, the Group applied the pre-tax discount rate 10.6%, expressed in nominal terms.

If the recoverable amount of the CGU is estimated to be less than its carrying amount, an impairment loss is recognized in the consolidated statement of comprehensive income in the line item “Reversal of impairment loss (impairment loss) recognized in profi or loss”. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then on a pro rata basis to the other carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

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

f.1) Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.h and 14) and non-current assets and disposal groups held for sale (see Note 3.j), into three categories.

•                  Amortized cost: This category includes the financial assets that meet the following conditions (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows, and (ii) the contractual terms of financial assets give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI criterion).

Financial assets that meet the conditions established in IFRS 9, to be valued at amortized cost in the Group are: accounts receivable, loans and cash equivalents. These assets are recorded at amortized cost, which is the initial fair value , less repayments of principal, plus uncollected accrued interest, calculated using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or a group of financial assets or financial liabilities) and allocating the  finance income or financial expenses throughout the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected useful life of the financial instrument (or, when appropriate, in a shorter period of time), with the net carrying amount of the financial asset or financial liability.

•                  Financial Assets Recorded at Fair Value through Other Comprehensive Income: This category includes the financial assets that the meet the following conditions: (i) they are classified in a business model, the purpose of which is to maintain the financial assets both to collect the contractual cash flows and to sell them, and (ii) the contractual conditions comply with the SPPI criterion.

These investments are recognized in the consolidated statement of financial position at fair value when it is possible to determine reliably. In the case of holding  in unlisted companies or companies with  low liquidity, it is usually not possible to determine the fair value reliably. Thefore, when this  circumstance occurs, such holdings are valued at their acquisition cost or for lower amount if there is evidence of their impairment.

Changes in fair value, net of  their tax,  effect, are recorded in the consolidated statement of comprehensive income: Other comprehensive income, until such time as  the disposal of these investments lakes place, at which time the accumulated amount in this section is fully posted in the profit or loss for the period.

In the event that the fair value is lower than the acquisition cost, if there is objective evidence that the asset has suffered an impairment that cannot be considered as temporary, the difference is recorded directly in the losses for the period.

•                  Financial Assets Recorded at Fair Value through Profit or Loss: This category includes the trading portfolio of the financial assets that have been allocated as such upon their initial recognition and which are administered and assessed according to the fair value criterion, and the financial assets that do not meet the conditions to be classified in the two above categories.

They are valued at fair value in the consolidated statement of financial position and any changes in value are recorded directly in profit or loss when they occur.

f.2) Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits with original maturity of less than or equal to 90 days, and other highly liquid investments (with original maturity of less or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

f.3) Impairment of financial assets

Under IFRS 9, the Group applies an impairment model based on expected credit losses. The new impairment model is applied to financial assets measured amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments.

Under IFRS 9, the allowance for impairment losses are measured based on:

•                  12 months expected credit losses; or

•                  Lifetime expected credit losses if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset.

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

In order to calculate the fair value of debt, both when it is recognized in the statement of financial position and for fair value disclosure purposes as shown in Note 21, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

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

Hedge accounting is discontinued only when the hedging relationship (or a part of the relationship) fails to meet the required criteria, after making any rebalancing of the hedging relationship, if applicable. If it is not possible to continue the hedging relationship, including when the hedging instrument expires, is sold, settled or exercised, any gain or loss accumulated in equity at that date remains in the equity until the projected transaction affects the statement of income. When a projected transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately transferred to the income statement.

As a general rule, long-term commodity purchase or sale agreements are recognized in the consolidated statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•   The sole purpose of the agreement is for its own use, which is understood as: (i) in the case of fuel purchase agreements its used to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale to the end-customers; and, (iii) in the case of electricity sales its sale to the end-customers.

•   The Group’s future projections evidence the existence of these agreements for its own use.

•   Past experience with agreements evidence that they have been utilized for its own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Group.

•   The agreement does not stipulate settlement of differences and the parties have not made it a practice to settle similar contracts with differences in the past.

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

f.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•                  The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Company has assumed a contractual obligation to pay these cash flows to one or more recipients.

•                  The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

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

f.7) Offsetting of financial assets and liabilities

The Group offsets financial assets and liabilities, and the net amount is presented in the statement of financial position only when:

•                  there is a legally binding right to offset recognized amounts; and

•                  the company intends to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

The right of offset may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties.

f.8) Financial guarantees

The financial guarantee contracts, defined as the guarantees issued by the Company and its subsidiaries to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

•                  The amount determined in accordance with the accounting policy in Note 3.l; and

•                  The amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with the revenue recognition policies described in Note 3.p.

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

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero coupon interest rate curves for each currency (these valuations are carried out using external tools such as Bloomberg); and

Level 3: Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).When measuring fair value, the Group takes into account the characteristics of the asset or liability, particularly:

•                  For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

•                  For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes, but is not limited to, the Company’s own credit risk;

•                  For derivatives not traded on active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself;

•                  For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are presented in Note 21.

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

j)    Non-current assets and disposal groups and liabilities associated held for sale or distribution to owners and discontinued operations

Non-current assets (including property, plant and equipment, intangible assets, investments accounted for using the equity method and joint ventures) and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets) are classified as:

•                  held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use; or

•                  held for distribution to owners when the entity is committed to distribute the assets (or disposal groups) to the owners.

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

The Group classifies as discontinued operations those component of the Group that either have been disposed of, or are classified as held for sale and:

•                  represents a separate major line of business or geographical area of operations;

•                  is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•                  is a subsidiary acquired exclusively with a view to resale.

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

Gains and losses from the disposal of treasury shares are recognized directly in “Equity — Retained earnings”, without affecting profit or loss for the period.

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

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•                  Did not arise from a business combination; and

•                  At initial recognition affected neither accounting profit nor taxable profit (loss).

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

p)    Revenue and expense recognition

Revenue is recognized when (or as) the control over a good or service is transferred to the customer. Revenue is measured based on the consideration to which it is expected to be entitled for said transfer of  control, excluding the amounts collected on behalf of third parties.

The Group analyzes and takes into consideration all relevant facts and circumstances for revenue recognition, applying the, five step of the model established by IFRS 15: 1) Identifying the contract with a customer; 2) Identifying the performance obligations; 3) Determining the transaction price; 4) Allocating the transaction price; and 5) Recognizing revenue.

The following are the criteria for revenue recognition by type of good or service provided by the Group:

•                     Electricity supply (sale and transportation): Corresponds to a single performance obligation that transfers to the customer a number of different goods/services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits provided by the Company, it is considered a performance obligation satisfied  over time. In these cases, Enel Chile applies an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

Revenue is recorded according to the physical deliveries of energy and power, at the prices established in the respective contracts; at the prices stipulated in the electricity market by the current regulations; or at the marginal cost of energy and power, depending on whether free customers, regulated customers or energy trading in the spot market, are involved, respectively.

These revenues include an estimate of the service provided and not billed, intil the closing date  of the financial statements (see Note 2.3 , Note 26  and Appendix 5.2).

•                     Sale and Transportation of Gas: Revenue is recognized over time, based on the actual physical deliveries of gas in the period of consumption, at the prices established in the respective contracts.

•                     Other services: mainly the provision of supplementary services to the electricity business, construction of works and engineering and consulting services. Customers control committed assets as they are created or improved. Therefore, the Company recognizes this revenue over time based on the progress, measuring progress through output methods (performance completed to date, milestones reached, etc.), or costs incurred (resources consumed, hours of labor spent, etc.), as appropriate in each case.

In contracts in which multiple committed goods and services are identified, the recognition criteria will be applied to each separably identifiable performance obligation of the transaction, based on the control transfer pattern of each such separable good or service  and an independent selling price allocated to each of them, or to two or more transactions jointly, when these are linked to contracts with customers that are negotiated with a single commercial purpose and  the goods and services committed represent a single performance obligation and their selling prices are not independent.

Enel Generación Chile, determines the existence of significant financing components in its contracts, adjusting the value of the consideration if applicable, to reflect the effects of the time value of money. However, the Group applies the practical expedient provided by IFRS 15, and will not adjust the value of the consideration committed for the purpose of  a significant financing component since  the Company expects, at the beginning of the contract, that the period between the payment and the transfer of goods or service to the customer is one year or less.

The Group excludes the gross revenue of economic benefits received when acting as an agent or broker on behalf of third parties from the revenue figure. The Group only records as revenue the payment or commission to which it expects to entitled.

Given that the Company mainly recognizes revenue for the amount to which it has the right to invoice, it has decided to apply the practical disclosure solution provided in IFRS 15, through which it is not required to disclose the aggregate amount of the transaction price allocated to the obligations of performance not met (or partially not met) at the end of the reporting period.

In addition, the Group evaluates the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset, if their recovery is expected, and amortized in a manner consistent with the transfer of the related goods or services. The incremental costs of obtaining a contract are recognized as an expense, if the amortization period of such  would have been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer.

Interest revenue (expenses) is (are) recorded considering the effective interest, rate applicable to the remaining unpaid principal during the corresponding accrual period.

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

r)    Dividends

Article No. 79 of the Chilean Corporations Act Law No.18,046 establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of profit for each year, except when accumulated deficit from prior years must be absorbed.

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

s)    Statement of cash flows

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

4.     SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS

1)    Regulatory framework

The electricity sector is regulated by the General Law of Electrical Services No. 20,018 (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining — whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law) — as well as by an associated Regulation (D.S. No. 327 issued in 1998).

The main authority in energy matters is the Ministry of Energy, which is responsible for proposing and driving public policies for energy matters, strengthening coordination and expediting a comprehensive look at the sector. It was born on February 1, 2010 as an autonomous agency, after years of being part of the Ministry of Mines.

Answering to the Ministry of Energy are the regulatory agency of the power sector (the National Energy Commission) and the regulatory and administrative agency (Superintendency of Electricity and Fuels). The Ministry also has the Chilean Nuclear Energy Commission (CChEN), with Agency of Energy Sustainability.

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

The law stablishes a National Electric Coordinator, independent figure from the public law, in command of the operation and coordination of the Chilean electric system, which main objectives are: i) Preserve the security of the service, ii) Guarantee the economic operation of the interconnected facilities of the electric system and iii) Guarantee the free access to the transmission systems. Among its main activities are: Electric Market coordination, connection authorization, complementary management, public information implementation system, competition and payment chain audit, among others.

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

The Chilean power industry has basically three activities — Generation, Transmission and Distribution. Power facilities associated with these three activities are obligated to operate in an interconnected, coordinated manner, with the main purpose of providing the market with electrical energy at minimum cost and within the standards of service quality and safety required by the electricity regulations.

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

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and transmission) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The Chilean Electricity Law establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

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

(iii)       Other Generation Companies in Spot market: The relationship between generating companies can occur through bilateral contracts or due to transfers. This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN, valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

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

The expansions of both systems are carried out through open tenders, distinguishing between new projects and expansion of existing facilities projects. For new projects open tenders are considered, being the successful bidder the owner of the facilities. In the case of expansion of existing facilities, the owner of the original facilities is also the owner of its extension and has the obligation to tender its construction, but it has to be tendered. Both types of tenders are managed by the Coordinator.

The bids correspond to the value resulting from the tender, which constitutes the income for the first 20 years from the start of operation. On the other hand, the fees from the new facilities compose by the investment value resulting from the tender offer and the operation and maintenance applicable cost. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

The current regulations define that the transmission is remunerated by the sum of the tariff revenues and the collection of a single charge for the use of the transmission system. This charge is defined (ChP$ / kWh) by the CNE, on a half-yearly basis.

1.3.    Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kW.

Distribution companies operate under a public service concession regime, having the obligation to provide service to all customers and clients submitted to regulated tariffs (clients with a connected capacity inferior to 5,000 kW, except for clients between 500 and 5,000 kW- connected capacity who exercise their option to opt for an unregulated tariff). It should be noted, that clients with an unregulated tariff could negotiate their supply with any supplier (distribution or generation company) by paying a regulated usage charge for the use of the distribution network.

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

The tariffs setting for this segment are set every four years on the basis of costs studies in order to determine the distribution value added (VAD). VAD determination is based on an enterprise outline efficient model and concept of typical area.

Certainly, for the process of determining VAD, the CNE classifies companies with similar distribution costs by groups named “typical areas”. For each typical area both, the CNE and the distribution companies, commission studies to independent consultants to determine the associated costs with an efficient model company considering fixed costs, average energy and power losses and standard investment, maintenance and operating costs associated with the distribution. The calculation of the annual investment costs considers the New Replacement Value (NRV) of the facilities adapted to the demand, their useful life and an update rate equal to a real annual 10%.

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

The Chilean distribution tariff model is a robust model, which already had eight cycles of tariff settings since the enactment of the General Electric Services Law in 1982.

2)    Regulatory Developments in 2018

CNE 2018 Regulatory Plan

By means of Exempt Resolution No. 20 dated January 12, 2018, in accordance with the provisions of Article 72-19 of the General Electric Services Law, CNE published its Annual Work Plan for the preparation of the technical regulations for 2018. The document defines the general guidelines and the programmatic priorities of the CNE’s Regulatory Work Plan 2018 and the pending regulatory procedures of the , the preparation of which will continue being performed during 2018.

CNE 2019 Regulatory Plan

By means of Exempt Resolution No. 790 dated December 10, 2018, in accordance with the provisions of Article 72-19 of the General Electric Services Law, CNE published its Annual Work Plan for the preparation of the technical regulations for 2019. The document defines the general guidelines and the programmatic priorities of the CNE’s Regulatory Work Plan 2019 and the pending regulatory procedures of the 2018 Plan, the preparation of which will continue being performed during 2019.

Regulations Published in 2018

Panel of Experts Regulations On January 5, 2018, the Chilean Department of Energy published new Regulations for the Panel of Experts in the Official Gazette. The purpose of these regulations is to establish provisions for the operation, financing and competencies of the Panel of Experts, as well as the procedures necessary for the proper performance of its functions.

Regulations of the Electrical Coordinator On April 3, 2018, the Chilean Department of Energy approved the Regulations of the Independent Coordinator of the National Electricity System. The purpose of these regulations is to establish provisions for the organization, composition and operation of the Independent Coordinator of the National Electricity System, as well as the procedures necessary for the proper performance of its functions.

Safety Regulations of Complementary Services, Storage and Distribution of Electric Power On June the Chilean Department of Energy approved the Safety Regulations for Electrical Facilities for the production, transportation, provision of complementary services, storage systems and distribution of electric power.

3)    Energy Tenders

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

As in the previous process, the main successful bildder was Enel Generación Chile, which was awarded supply contracts of 1.2 TWh/year, representing 54% of the total awarded.

5.    NON-CURRENT ASSETS OR GROUPS OF ASSETS FOR DISPOSAL CLASSIFIED AS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS

5.1  Sale of Electrogas S.A. - Non-current assets and disposal groups held for sale

On December 16, 2016, Enel Generación Chile signed a share purchase agreement with Aerio Chile SpA (hereinafter “Aerio Chile”), which is indirectly wholly-owned subsidiary of Redes Energeticas Nacionais, S.G.P.S. S.A. (“REN”). In accordance with the agreement Enel Generación Chile agreed to sell its entire ownership interest in Electrogas S.A., representing 42.5% of the issued capital of that company. The total price was US$180 million, which was paid on the transaction closing date. Finally, the amount collected was ThCh$115,582,806 and originated a pre-tax gain of ThCh $ 105,311,912.

The sale of this investment to Aerio Chile was subject to satisfaction of customary conditions precedent for this type of transactions, which includes, among others, the non-exercise by the other shareholders of Electrogas S.A. of the preferential acquisition rights, which they were entitled to in accordance with the terms and conditions established in the shareholders agreement.

At the end of the fiscal year 2016, the investment made by Enel Generación Chile in Electrogas was ThCh$12,993,008 and following the criteria described in Note 3.j, was classified as a non-current asset available for sale.

The closing of the transaction and transfer of the investment occurred in February 7, 2017. The cash consideration received was ThCh$115,582,806 and was recognized a gain on sale before taxes of ThCh$105,311,912 (see Notes 7.c and 31, respectively).

Electrogas S.A.’s corporate purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities.

5.2  Corporate reorganization

I.    General background

On April 28, 2015, the Company informed the SVS Commission for the Financial Market through a significant event notice, that the Board of Directors of its direct parent at that time, Enersis S.A. (currently named Enel Américas S.A.), communicated that it had decided to initiate an analysis of a corporate reorganization aimed at the separation of the activities of power generation and distribution in Chile from other activities conducted outside of Chile by Enersis S.A. (currently named Enel Américas S.A.) and its subsidiaries Empresa Nacional de Electricidad S.A. (the Company, currently named Enel Generación Chile S.A.) and Chilectra S.A. (currently named Enel Distribución Chile S.A.), while maintaining its inclusion in the Enel S.p.A. Group.

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

This corporate reorganization consisted of two steps:

•                  Each of Enersis S.A. (currently Enel Américas S.A.) and its subsidiaries Endesa Chile and Chilectra S.A. would effect a spin-off, resulting in separation (the “Spin-off”) of the businesses in Chile and outside of Chile.

•                  Once the previously mentioned spin-off transactions were completed, Enersis S.A. (currently named Enel Américas S.A.) would absorb by merger the newly created companies, Endesa Américas S.A. and Chilectra Américas S.A., to which the businesses outside of Chile would be allocated, and would dissolve them without liquidation.

On December 18, 2015, the Extraordinary Shareholders’ Meeting of the Company approved the demerger, subject to the conditions precedent consistent in approving the demergers of Enersis S.A. (currently Enel Américas S.A.) and Chilectra S.A. (currently Enel Distribución Chile S.A.) by their respective Extraordinary Shareholders’ Meetings, in addition to the relevant legal procedures and related matters. Also, it was agreed that the demerger would take effect from the first calendar day of the month following that in which a deed of compliance with conditions of the demerger is granted.

On March 1, 2016, having satisfied all conditions precedent, the demerger of the Company became effective and the new entity Endesa Américas S.A. began to exist, to which were allocated the shareholdings and other associated assets and liabilities of the businesses outside of Chile. Consequently, the corresponding capital decrease of the Company and other amendments to its by-laws were verified (see Note 23). On the same date, all of Enersis S.A. ownership interest in the Company were transferred to Enersis Chile S.A. (currently named Enel Chile S.A.) the new entity created from the demerger of Enersis S.A. (currently named Enel Américas S.A.) to which were allocated the generation and distribution businesses in Chile.

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

The following table sets forth the breakdown by nature of the line item “Income from discontinued operations, net of taxes” for the two months ended February 29, 2016:

Discontinued operations
For 2 months ended
02-29-2016
ThCh$
STATEMENTS OF COMPREHENSIVE INCOME
Revenues	229,074,809
Other operating income	6,648,363
Revenues and Other Operating Income	235,723,172
Raw materials and consumables used	(95,953,531)
Contribution Margin	139,769,641
Other work performed by the entity and capitalized	1,187,538
Employee benefits expense	(11,608,563)
Impairment losses	(906,638)
Other expenses	(16,295,714)
Operating Income	112,146,264
Other gains, net	41,806
Financial income	2,779,987
Financial costs	(21,056,624)
Share of profit and losses of investments accounted for using the equity method	6,375,719
Foreign currency exchange gains (losses), net	25,485,086
Profit before income taxes	125,772,238
Income tax expense	(46,199,793)
NET PROFIT for the year from discontinued operations	79,572,445
Income from discontinued operations Attributable to
Shareholders of the parent	39,759,035
Non-controlling interests	39,813,410
TOTAL COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS	79,572,445

iii)           Accumulated other comprehensive loss in equity

The accumulated other comprehensive loss amounts in equity reserves associated with assets and liabilities held for distribution to owners is as follows:

Discontinued operations
For 2 months ended
02-29-2016
ThCh$
Reserves originated from
Exchange differences in foreign currency translation	(263,741,101)
Cash flow hedges	(8,696,789)
Gains and losses on remeasuring available-for-sale financial assets	(118,662)
Other miscellaneous reserves	(2,561,252)
Total	(275,117,804)

As a result of the classification of the generation and distribution activities located outside of Chile as discontinued operations, these business lines are not disclosed in Note 34 “Information by Segment”.

iv)          Cash flows

The following table sets forth the net cash flows from operating, investing and financing activities attributable to discontinued operations for the two month period ended February 29, 2016:

Discontinued operations
For 2 months ended
02-29-2016
ThCh$
Summary of the net cash flows
Net cash provided by operating activities	69,011,031
Net cash used in investing activities	(25,947,761)
Net cash provided by (used in) financing activities	80,160,648
Net increase (decrease) in cash and cash equivalents before the effect of exchange rate changes	123,223,918
Effect of exchange rate changes on cash and cash equivalents	(24,284,612)
Net increase in cash and cash equivalents	98,939,306
Cash and cash equivalents at the beginning of the year	112,313,130
Cash and cash equivalents at the end of the year	211,252,436

III.    Other information

The Spin-off by the Company triggered the Company’s obligation to pay taxes in Peru for a total amount of 577 million Peruvian Soles (ThCh$ 116,053,255). This tax, paid during March 2016, was generated as a result of the application of the Peruvian Income Tax Law to the transfer of the ownership interests, which the Group held in Peru, to Endesa Américas S.A. The tax is calculated as the difference between the disposal value and the acquisition cost of the ownership interests.

Because this payment was directly linked to the Spin-off, the effect has been recognized directly in equity, specifically in other reserves, following the nature of the principal transaction (transaction with shareholders in their capacity as owners).

6.    ARGENTINA’S HYPERINFLATIONARY ECONOMY

Since July 2018 Argentina’s economy is considered hyper-inflationary under the provisions of International Accounting Standard No. 29 - Financial Reporting in Hyperinflationary Economies.  A number of qualitative and quantitative criteria led to this qualification; chief among them is the cumulative inflation rate over three years exceeding 100%.

In accordance with the provisions of IAS 29, the financial statements of the Argentine branch owned by GasAtacama Group in which Enel Generación Chile has an interest have been retrospectively restated by applying a general price index to the historical cost, in order to reflect changes in the purchasing power of the Argentine currency as of the closing date of these financial statements.

Considering that Enel Generación Chile functional and presentation currency is not that of a hyper-inflationary economy, according to the guidelines of IAS 29, the restatement of comparative periods is not required in the Group’s consolidated financial statements.

The general price indices used at the close of the reporting periods are as follows:

General price index (*)
Historical inflation accumulated up to December 31, 2017.	82.52%
From January to December 2018	47.83%

(*) Source National Institute of Statistics and Censuses of Argentina (INDEC,  in its Spanish acronym).

Following, a summary of the effect on consolidated comprehensive income of Enel Generación:

12-31-2018
ThCh$
Hyperinflation results
Intangible assets other than goodwill	180
Property, plant and equipment	1,035,084
Equity	(3,743,959)
Other Services Provision	(1,189,452)
Other Variable Provisioning and Services	21,503
Employee benefits expenses	143,148
Other Fixed Operating Expenses	147,975
Financial income	(268,511)
Financial costs	67,707
Total Hyperinflation (*)	(3,786,325)

(*) Corresponds to the financial effect from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”, which arises from gain/loss on the net position of monetary assets and liabilities, as defined by IAS 29.  This profit or loss is determined by restating non-monetary assets and liabilities, as well as those income statement accounts that have not already been updated (see Note 32).

7.    CASH AND CASH EQUIVALENTS

a)             The detail of cash and cash equivalents as of December 31, 2018 and 2017, is a follows:

	Balance as of
	12-31-2018	12-31-2017
	ThCh$	ThCh$
Cash and cash equivalents
Cash balances	7,372	37,174
Bank balances	25,684,852	29,018,083
Time deposits	5,778,935	5,963,417
Other fixed-income instruments	120,518,746	176,008,467
Total	151,989,905	211,027,141

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

b)             The detail of cash and cash equivalents by currency is as follows:

	Balance as of
	12-31-2018	12-31-2017
	ThCh$	ThCh$
Currency
Chilean peso	137,208,062	190,978,864
Argentine peso	6,057,793	6,263,344
U.S. dollar	8,670,454	13,784,933
Euros	53,596	—
Total	151,989,905	211,027,141

c)              The following table presents the proceeds received from the sale of ownership interest in the associate Electrogas S.A.:

	31-12-2018	31-12-2017
	M$	M$
Loss of significant influence in Associate
Amounts received for the sale of Electrogas S.A. (*)	—	115,582,806
Total	—	115,582,806

(*)         See Note 5.1

d)             Reconciliation of liabilities arising from financing activities:

		Financing Cash Flows				Non-Cash Changes
	Balance as of 01-01-2018	From	Used	Interest paid	Total	Changes in fair value	Foreign exchange differences	Financial costs	Other changes	Balance as of 12-31-2018
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities arising from financing activities
Bank loans	109	—	—	(22,681)	(22,681)	—	—	22,576	—	4
Unsecured obligations	763,579,585	—	(5,654,112)	(42,860,557)	(48,514,669)	—	66,096,234	45,333,098	—	826,494,248
Finance leases	14,608,914	—	(1,889,685)	(739,070)	(2,628,755)	—	1,757,221	739,070	—	14,476,450
Financial derivatives for hedging	(29,478,642)	—	—	(3,496,889)	(3,496,889)	48,389,489	34,349,104	3,569,025	(7,676,501)	45,655,586
Loans to related parties	985	69,204,437	(66,540,959)	(76,123)	2,587,355	—	—	543,601	(755,371)	2,376,570
Other obligations	—	—	(478,035)	—	(478,035)	—	—	478,035	—	—
Total	748,710,951	69,204,437	(74,562,791)	(47,195,320)	(52,553,674)	48,389,489	102,202,559	50,685,405	(8,431,872)	889,002,858

		Financing Cash Flows				Non-Cash Changes
	Balance as of 01-01-2017	From	Used	Interest paid	Total	Changes in fair value	Foreign exchange differences	Financial costs	Other changes	Balance as of 12-31-2017
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities arising from financing activities
Bank loans	4,172	—	(4,156)	(169)	(4,325)	—	—	262	—	109
Unsecured obligations	802,306,161	—	(5,530,327)	(43,514,578)	(49,044,905)	—	(33,226,098)	43,544,427	—	763,579,585
Finance leases	17,749,647	—	(1,781,064)	(811,172)	(2,592,236)	—	(1,359,668)	811,171	—	14,608,914
Financial derivatives for hedging	23,640,893	—	—	(3,543,399)	(3,543,399)	(25,059,561)	(23,488,915)	3,473,938	(4,501,598)	(29,478,642)
Loans to related parties	39,211	31,680,253	(31,680,253)	(805,551)	(805,551)	—	—	767,325	—	985
Other obligations	—	—	—	(1,305,388)	(1,305,388)	—	—	1,305,388	—	—
Total	843,740,084	31,680,253	(38,995,800)	(49,980,257)	(57,295,804)	(25,059,561)	(58,074,681)	49,902,511	(4,501,598)	748,710,951

8.    OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2018 and 2017 is as follows:

	Balance as of
	12-31-2018		12-31-2017
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Other Financial Assets
Financial assets at fair value with change in profit or loss	—	—	—	6,353
Financial assets at fair value with change in other comprehensive income	269,031	2,326,484	—	2,595,342
Hedging derivatives (*)	38,169,894	—	20,038,433	30,789,703
Non- hedging derivatives	41,022	36,086	402,716	—
Financial assets measured at amortized cost	84,580	—	82,127	—
Total	38,564,527	2,362,570	20,523,276	33,391,398

(*)         See Note 21.2.a.

9.    OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a.                  Other non-financial assets

Details of other non-financial assets as of December 31, 2018 and 2017 are as follows:

	Balance as of
	12-31-2018	12-31-2017
	ThCh$	ThCh$
Other current non-financial assets
VAT Tax Credit and Other Taxes	7,780,245	10,913,120
Other	3,057,997	2,223,339
Total	10,838,242	13,136,459

	Balance as of
	12-31-2018	12-31-2017
	ThCh$	ThCh$
Other non-current non-financial assets
PPM water rights	5,763,496	5,300,052
Spare parts with consumption schedule over 12 months	4,324,153	5,444,789
Deposits in guarantee	1,379,970	1,379,970
Other	1,077,680	728,648
Total	12,545,299	12,853,459

b.                  Other non-financial liabilities

Details of other non-financial liabilities as of December 31, 2018 and 2017 are as follows:

	Balance as of
	12-31-2018	12-31-2017
	ThCh$	ThCh$
Other current non-financial liabilities
VAT Dedit Tax and Other Taxes	22,542,716	12,721,365
Tax for the payment of the Central Eólica Canela S.A.	—	6,795,376
Other	—	47,957
Total	22,542,716	19,564,698

10.    TRADE AND OTHER RECEIVABLES

i.                  The detail of trade and other receivables as of December 31, 2018 and 2017 is as follows:

	Balance as of
	12-31-2018		12-31-2017
	Current	Non-Current	Current	Non-Current
Trade and Other Receivables, Gross	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	240,978,763	1,156,638	208,467,637	1,032,923
Trade receivables, gross	205,542,774	21,255	195,570,350	62,563
Other receivables, gross	35,435,989	1,135,383	12,897,287	970,360

	Balance as of
	12-31-2018		12-31-2017
	Current	Non-Current	Current	Non-Current
Trade and Other Receivables, Net	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	239,425,507	1,156,638	207,208,820	1,032,923
Trade receivables, net	203,989,518	21,255	194,311,533	62,563
Other receivables, net	35,435,989	1,135,383	12,897,287	970,360

The balances in this account do not generally accrue interest.

The Group did not have any customers for which it had sales representing 10% or more of the Group’s total consolidated revenues for the years ended December 31, 2018 and 2017.

Refer to Note 11.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

ii.               As of December 31, 2018 and 2017 the balance of unimpaired past due trade receivables is as follows:

	Balance as of
	12-31-2018	12-31-2017
Trade Receivables Past Due But Not Impaired	ThCh$	ThCh$
Less than three months	4,601,076	3,670,172
Between three and six months	46,499	386,333
Between six and twelve months	887,726	1,121,940
Total	5,535,301	5,178,445

The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and Non-current
Trade Receivables Past Due and Impaired	ThCh$
Balance as of January 1, 2017	1,314,311
Increases (decreases) for the year	(55,494)
Balance as of December 31, 2017	1,258,817
Initial Balance Adjustment by IFRS 9	193,538
Increases (decreases) for the year	100,900
Foreign currency translation differences	1
Balance as of December 31, 2018	1,553,256

Write-offs of bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures.

iii.            Additional information:

•                  Additional statistical information required under Official Bulletin 715 of the CMF of February 3, 2012, XBRL Taxonomy: see Appendix 5.

•                  Supplemental information on trade receivables: see Appendix 5.1.

11.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

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

11.1    Balances and transactions with related parties

The balances of accounts receivable and payables between the Company and its non-consolidated related parties are as follows:

a)             Receivables from related parties:

Receivables from related parties							Balance as of
							12-31-2018		12-31-2017
Taxpayer ID No.	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	76,767,486	—	42,378,091	—
96.800.570-7	Enel Distribución Chile S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	19,880	—	10,673	—
96.800.570-7	Enel Distribución Chile S.A.	Dividends	Less than 90 days	Common control	CH$	Chile	—	—	—	—
96.800.570-7	Enel Distribución Chile S.A.	Other services	Less than 90 days	Common control	CH$	Chile	567,261	—	94,981	—
Foreign	Enel Generación Piura S.A.	Other services	Less than 90 days	Common control	CH$	Peru	89,545	—	165,875	—
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Energy sales	Less than 90 days	Common control	CH$	Chile	—	—	—	—
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Tolls	Less than 90 days	Common control	CH$	Chile	8,207	—	33	—
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	576	—	111	—
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Common control	CH$	Chile	106,878	—	54,949	—
76.536.353-5	Enel Chile S.A.	Current account	Less than 90 days	Parent	CH$	Chile	14,440,679	—	—	—
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	CH$	Chile	806,932	—	188,902	—
76.091.595-5	Aysen Energía S.A	Other services	Less than 90 days	Common control	CH$	Chile	14,286	—	—	—
76.041.891-9	Aysen Transmision S.A	Other services	Less than 90 days	Common control	CH$	Chile	14,286	—	—	—
76.722.488-5	Empresa de Transmision Chena S.A	Tolls	Less than 90 days	Common control	CH$	Chile	6	—	—	—
94.271.000-3	Enel Americas S.A	Dividends	Less than 90 days	Common control	CH$	Chile	193	—	—	—
Foreign	Generalima S.A.	Other services	Less than 90 days	Common control	CH$	Peru	—	—	—	—
76.418.940-K	GNL Chile S.A.	Anticipated gas purchase	Less than 90 days	Associate	US$	Chile	14,666,414	—	18,793,098	—
76.418.940-K	GNL Chile S.A.	Dividends	Less than 90 days	Associate	US$	Chile	788,336	—	—	—
76.788.080-4	GNL Quintero S.A.	Energy sales	Less than 90 days	Associate	CH$	Chile	—	—	—	—
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	—	—	—	—
96.800.460-3	Luz Andes Ltda.	Energy sales	Less than 90 days	Common control	CH$	Chile	—	—	—	—
96.800.460-3	Luz Andes Ltda.	Tolls	Less than 90 days	Common control	CH$	Chile	3,351	—	9	—
Foreign	Enel Generación El Chocon S.A	Other services	Less than 90 days	Common control	US$	Argentina	13,367	—	—	—
96.806.130-5	Electrogas S.A.	Dividends	Less than 90 days	Associate	CH$	Chile	—	—	—	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	9,094	—	1,031,122	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Other services	Less than 90 days	Common control	CH$	Chile	251,237	—	—	—
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	—	—	—	—
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	CH$	Brazil	68,318	—	2,068,594	—
Foreign	PH Chucas S.A.	Other services	Less than 90 days	Common control	CH$	Costa Rica	—	—	432,233	—
Foreign	Enel Generacion Costanera S.A	Other services	Less than 90 days	Common control	US$	Argentina	32,264	—	—	—
Foreign	Endesa Generación S.A.	Commodity derivatives	Less than 90 days	Common control	CH$	Spain	—	—	—	—
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	UF	Spain	41,820	—	36,067	—
Foreign	Endesa Energía S.A.	Other services	Less than 90 days	Common control	CH$	Spain	—	—	—	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	28,260	—	16,994	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	—	—	—	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Other services	Less than 90 days	Common control	CH$	Chile	—	—	21,075	—
Foreign	Endesa España S.A.	Other services	Less than 90 days	Common control	CH$	Spain	13,684	—	13,077	—
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	169,547	—	41,487	—
76.179.024-2	Parque Eólico Tal Tal S.A.	Other services	Less than 90 days	Common control	CH$	Chile	30,087	—	23,182	—
76.321.458-3	Almeyda Solar S.p.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	20,046	—	50,594	—
76.321.458-3	Almeyda Solar S.p.A.	Other services	Less than 90 days	Common control	CH$	Chile	10,941	—	8,430	—
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Energy sales	Less than 90 days	Common control	CH$	Chile	1,240	—	75,956	—
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Other services	Less than 90 days	Common control	CH$	Chile	27,352	—	21,075	—
Foreign	Compania Energetica Veracruz S.A.C.	Other services	Less than 90 days	Common control	CH$	Peru	—	—	758,841	—
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	CH$	Italy	8,524	—	8,144	—
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	CH$	Italy	153,249	—	125,960	—
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	CH$	Italy	3,671,446	—	20,751,713	—
Extranjera	Enel Trade S.p.A	Gas Sales	Less than 90 days	Common control	US$	Italy	18,565,698	—	21,484,590	—
Extranjera	Enel Trade S.p.A	Other services	Less than 90 days	Common control	US$	Italy	44,675	—	8,511	—
Foreign	Emgesa S.A.	Other services	Less than 90 days	Common control	CH$	Colombia	703,368	—	13,746	—
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	CH$	Peru	—	—	—	—
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	US$	Peru	914,115	—	—	—
Foreign	Energia Nueva Energia Limpia Mexico Srl de Cv	Other services	Less than 90 days	Common control	US$	México	35,739	—	—	—
Foreign	Proyecto y Soluciones Renovables S.A.C	Other services	Less than 90 days	Common control	US$	Brazil	29,054	—	—	—
76.412.562-2	Enel Green Power del Sur S.p.A	Energy sales	Less than 90 days	Common control	CH$	Chile	6,323	—	28,835	—
76.412.562-2	Enel Green Power del Sur S.p.A	Other services	Less than 90 days	Common control	CH$	Chile	170,790	—	131,594	—
96.920.110-0	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	381,077	—	162,594	—
Extranjera	Enel Green Power Colombia SAS	Other services	Less than 90 days	Common control	US$	Colombia	—	—	46,557	—
Extranjera	Chinango S.A.C.	Other services	Less than 90 days	Common control	US$	Perú	—	—	17,410	—
Extranjera	Enel Green Power Brasil	Other services	Less than 90 days	Common control	US$	Brazil	52,215	—	47,124	—
Extranjera	Enel Green Power Mexico	Other services	Less than 90 days	Common control	US$	México	98,519	—	152,495	—
Extranjera	Enel Green Power Perú	Other services	Less than 90 days	Common control	US$	Perú	223,188	—	177,478	—
Extranjera	Enel Green Power Italia	Other services	Less than 90 days	Common control	CH$	Italy	979,121	—	262,694	—
96.971.330-6	Geotérmica del Norte	purchase of energy	Less than 90 days	Common control	CH$	Chile	18	—	—	—
96.971.330-6	Geotérmica del Norte	Energy sales	Less than 90 days	Common control	CH$	Chile	56,425	—	10,096	—
96.971.330-6	Geotérmica del Norte	Other services	Less than 90 days	Common control	US$	Chile	—	—	82,830	—
		Total					135,105,117	—	109,797,820	—

b)             Accounts payable to related parties:

							Balance as of
Payables to related parties							12-31-2018		12-31-2017
Taxpayer ID No.	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Other services	Less than 90 days	Common control	CH$	Chile	75,850	—	50,929	—
96.800.570-7	Enel Distribución Chile S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	634,197	—	5,469,480	—
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	CH$	Chile	9,780,125	—	762,725	—
76.536.353-5	Enel Chile S.A.	Dividends	Less than 90 days	Parent	CH$	Chile	86,727,349	—	75,296,956	—
76.536.353-5	Enel Chile S.A.	Mercantile current account	Less than 90 days	Parent	CH$	Chile	2,376,570	—	985	—
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Parent	CH$	Chile	1,987	—	1,987	—
76.418.940-K	GNL Chile S.A.	Other services	Less than 90 days	Associate	CH$	Chile	12,389	—	—	—
76.418.940-K	GNL Chile S.A.	Gas purchase	Less than 90 days	Associate	CH$	Chile	5,935,652	—	8,100,426	—
96.783.910-8	Empresa Electrica Colina Ltda.	Tolls	Less than 90 days	Common control	CH$	Chile	64	—	—	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	1,019,252	—	2,568,900	—
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	CH$	Spain	702,702	—	236,925	—
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Euro	Spain	—	—	97,601	—
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Euro	Italy	97,601	—	—	—
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	Euro	Italy	6,631,834	—	10,039,203	318,518
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Tolls	Less than 90 days	Joint Ventures	CH$	Chile	13,887	—	143,949	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	103,022	—	65,826	—
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Associate	CH$	Brazil	74,949	—	77,680	—
Foreign	Enel Global Thermal Gx	Other services	Less than 90 days	Common control	Euro	Italy	2,199,811	—	—	—
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	1,637,333	—	2,105,036	—
76.321.458-3	Almeyda Solar S.p.A	Energy purchase	Less than 90 days	Common control	CH$	Chile	540	—	9,365	—
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	1,303,508	—	1,261,153	—
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Euro	Italy	1,463,990	—	128,811	—
Foreign	Enel Trade S.p.A	Commodity derivatives	Less than 90 days	Common control	CH$	Italy	9,849,260	—	4,184,469	—
Foreign	Enel Trade S.p.A	Other services	Less than 90 days	Common control	CH$	Italy	2,123,546	—	798,030	—
76.412.562-2	Enel Green Power del Sur S.p.A	Energy purchase	Less than 90 days	Common control	CH$	Chile	13,431,566	—	10,323,525	—
76.722.488-5	Empresa de Transmisión Chena S.A.	Energy purchase	Less than 90 days	Common control	CH$	Chile	—	—	43,457	—
76.722.488-5	Empresa de Transmisión Chena S.A.	Tolls	Less than 90 days	Common control	CH$	Chile	20,757	—	174,766	—
76.250.019-1	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	—	—	80,231	—
96.920.110-0	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	CH$	Chile	441,510	—	—	—
Foreign	Enel Green Power Italia	Other services	Less than 90 days	Common control	CH$	Italy	2,416,756	—	357,579	—
Foreign	Enel Trading Argentina S.R.L.	Other services	Less than 90 days	Associate	AR$	Argentina	13,574	—	13,574	—
96.971.330-6	Geotermica del Norte	Energy purchase	Less than 90 days	Common control	CH$	Chile	2,824	—	—	—
96.800.460-3	Luz Andes Ltda	Tolls	Less than 90 days	Common control	CH$	Chile	7	—	—	—
Foreign	Cesi S.P.A	Other services	Less than 90 days	Common control	Euro	Italy	458,228	—	—	—
Foreign	Tecnatom S.A	Other services	Less than 90 days	Common control	Euro	Spain	102,962	—	—	—
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Common control	CH$	Italy	3,278,687	—	469,376	—
		Total					152,932,289	—	122,862,944	318,518

c)              Significant transactions and effects on income/expenses:

Transactions with related parties that are not consolidated and their effects on profit or loss are as follows:

Transactions with effects on income/expenses					For the years ended
Taxpayer ID					12-31-2018	12-31-2017	12-31-2016
No.	Company	Relationship	Description of Transaction	Country	ThCh$	ThCh$	ThCh$
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Common control	Energy purchase	Chile	(14,098,262)	(16,630,421)	(14,802,199)
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Common control	Energy sales	Chile	21,172	144,589	697,970
76.052.206-6	Parque Eólico Valle de los Vientos S.A.	Common control	Services provided	Chile	23,613	17,710	—
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Common control	Services provided	Chile	—	210,198	159,606
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Common control	Services received	Chile	—	(490,193)	(925,095)
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Electricity tolls	Chile	46	54	—
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Energy purchase	Chile	(582,467)	(538,067)	(471,210)
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Energy sales	Chile	21,358	128,626	129,418
76.126.507-5	Parque Eólico Talinay Oriente SA	Common control	Services provided	Chile	23,613	17,710	—
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Electricity tolls	Chile	48,511	123	—
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy purchase	Chile	(19,377,885)	(25,957,247)	(26,796,385)
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy sales	Chile	260,698	109,643	49,477
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Services provided	Chile	25,975	19,481	—
76.321.458-3	Almeyda Solar S.P.A	Common control	Electricity tolls	Chile	7	17	—
76.321.458-3	Almeyda Solar S.P.A	Common control	Energy purchase	Chile	(17,467)	(53,357)	(35,362)
76.321.458-3	Almeyda Solar S.P.A	Common control	Energy sales	Chile	80,357	149,146	98,994
76.321.458-3	Almeyda Solar S.P.A	Common control	Services provided	Chile	9,445	7,084	52,524
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Energy purchase	Chile	(122,475,791)	(104,860,690)	(34,954,457)
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Energy sales	Chile	78,932	528,740	48,337
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Services provided	Chile	147,444	110,583	—
76.412.562-2	Enel Green Power del Sur S.p.A	Common control	Tolls	Chile	(12,540)	288	—
76.418.940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(81,890,342)	(146,507,374)	(116,391,269)
76.418.940-K	GNL Chile S.A.	Associate	Gas transportation	Chile	(49,631,647)	(47,656,018)	(49,418,058)
76.418.940-K	GNL Chile S.A.	Associate	Loans	Chile	—	—	(436)
76.418.940-K	GNL Chile S.A.	Associate	Services provided	Chile	(71,770)	85,274	82,762
76.536.351-9	Endesa Américas S.A.	Common control	Services provided	Chile	—	—	641,087
76.536.353-5	Enel Chile S.A. (*)	Parent	financial expense	Chile	(543,476)	—	—
76.536.353-5	Enel Chile S.A. (*)	Parent	financial income	Chile	185,047	—	—
76.536.353-5	Enel Chile S.A. (*)	Parent	Loans	Chile	—	(754,401)	(420,867)
76.536.353-5	Enel Chile S.A. (*)	Parent	Services provided	Chile	—	—	1,134,766
76.536.353-5	Enel Chile S.A. (*)	Parent	Services received	Chile	(11,635,262)	(11,433,038)	(5,148,683)
76.722.488-5	Empresa de Transmisión Chena S.A.	Common control	Energy purchase	Chile	(268,681)	(218,223)	—
76.788.080-4	GNL Quintero S.A.	Associate	Electricity tolls	Chile	—	—	(71,599)
76.788.080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	—	—	2,356,971
76.788.080-4	GNL Quintero S.A.	Associate	Services provided	Chile	—	—	960,390
76.788.080-4	GNL Quintero S.A.	Associate	Services received	Chile	—	—	(37,162)
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Associate	Tolls	Chile	(242,887)	(1,383,710)	(1,537,963)
94.271.000-3	Enel Américas S.A.	Parent	Loans	Chile	—	—	(1,589,749)
94.271.000-3	Enel Américas S.A.	Parent	Services provided	Chile	298,161	387,924	498,284
94.271.000-3	Enel Américas S.A.	Parent	Services received	Chile	—	—	(979,655)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy purchase	Chile	(6,462,747)	(5,095,279)	(5,064,692)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy sales	Chile	270,998	914,613	248,136
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Services provided	Chile	—	162,672	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Tolls	Chile	16,128	(75,145)	(67,341)
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Common control	Electricity tolls	Chile	60,300	59,105	42,779
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Parent	Services provided	Chile	1,140	652	2,233
96.800.460-3	Luz Andes Ltda.	Common control	Electricity tolls	Chile	5,519	6,585	6,294
96.800.570-7	Enel Distribución Chile S.A.	Common control	Energy sales	Chile	388,037,272	374,922,466	374,962,639
96.800.570-7	Enel Distribución Chile S.A.	Common control	Services provided	Chile	1,603,224	1,592,105	12,453
96.800.570-7	Enel Distribución Chile S.A.	Common control	Tolls	Chile	(5,215,145)	4,884,387	4,995,271
96.806.130-5	Electrogas S.A.	Associate	Fuel consumption	Chile	—	(25,025)	(553,905)
96.806.130-5	Electrogas S.A.	Associate	Gas Tolls	Chile	—	(251,099)	(3,625,100)
96.880.800-1	Empresa Eléctrica Puyehue S.A.	Common control	Tolls	Chile	—	—	95,813
96.920.110-0	Enel Green Power Chile Ltda.	Common control	Services provided	Chile	58,840	132,577	—
96.920.110-0	Enel Green Power Chile Ltda.	Common control	Services received	Chile	(184,246)	—	—
96.971.330-6	Geotérmica del Norte	Common control	Energy purchase	Chile	(1,500)	(456)	—
96.971.330-6	Geotérmica del Norte	Common control	energy sale	Chile	137,152	—	—
96.971.330-6	Geotérmica del Norte	Common control	Services provided	Chile	—	80,157	—
Foreign	Central Dock Sud S.A.	Common control	Services provided	Argentina	—	—	454
Foreign	Chinango S.A.C.	Common control	Services provided	Perú	39,759	18,516	—
Foreign	Comercializadora de Energía del Mercosur S.A.	Associate	Services received	Argentina	—	—	(56,368)
Foreign	Compania Energetica Veracruz S.A.C.	Common control	Services provided	Perú	—	283,346	—
Foreign	Compañía de Transmisión del Mercosur S.A.	Common control	Electricity tolls	Argentina	—	—	(95,813)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Electricity tolls	Colombia	—	—	(3,864,016)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy purchase	Colombia	—	—	(128,794)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy sales	Colombia	—	—	19,901,620
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Loans	Colombia	—	—	11,355
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services provided	Colombia	13,637	—	15,714
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services received	Colombia	—	3,844	(17,587)
Foreign	Emgesa S.A. E.S.P.	Common control	Services provided	Colombia	622,686	1,866	—
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Electricity tolls	Peru	—	—	(102,171)

Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Energy sales	Peru	—	—	16,304,643
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services provided	Peru	—	—	4,889,644
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Electricity tolls	Colombia	—	—	(194,805)
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Energy sales	Colombia	—	—	1,161,383
Foreign	Empresa Distribuidora Sur S.A.	Common control	Energy sales	Argentina	—	—	1,879
Foreign	Empresa Distribuidora Sur S.A.	Common control	Services received	Argentina	—	—	(151,365)
Foreign	Endesa Energía S.A.	Common control	Fuel purchase	Spain	—	(8,946,259)	(134,393)
Foreign	Endesa Energía S.A.	Common control	Gas Sales	Spain	—	10,394,146	18,655,911
Foreign	Endesa España S.A.	Common control	Services received	Spain	—	—	(7,528)
Foreign	Endesa Generación S.A.	Common control	Fuel consumption	Spain	—	—	(66,297,066)
Foreign	Endesa Generación S.A.	Common control	Services provided	Spain	(158,128)	—	—
Foreign	Endesa Latinoamericana S.A.	Common control	Services received	Spain	—	—	(12,388)
Foreign	Enel Argentina S.A. (ex - Endesa Argentina S.A.)	Common control	Services received	Argentina	—	—	(972)
Foreign	Enel Brasil S.A.	Associate	Financial Expenses	Brazil	(56)	—	—
Foreign	Enel Brasil S.A.	Associate	Services provided	Brazil	—	—	2,044,935
Foreign	Enel Brasil S.A.	Associate	Services received	Brazil	(207,966)	—	—
Foreign	Enel Generacion Chocon S.A	Common control	Services provided	Argentina	10,176	—	—
Foreign	Enel Generación Costanera S.A	Common control	Services provided	Argentina	28,106	—	—
Foreign	Enel Generación Perú S.A.	Common control	Loans	Perú	—	(349)	—
Foreign	Enel Generación Perú S.A.	Common control	Services provided	Perú	1,139,809	745,818	—
Foreign	Enel Generación Piura S.A.	Common control	Energy purchase	Peru	—	—	(308,224)
Foreign	Enel Generación Piura S.A.	Common control	Energy sales	Peru	—	—	34,935
Foreign	Enel Generación Piura S.A.	Common control	Financial Expenses	Peru	(57)	—	—
Foreign	Enel Generación Piura S.A.	Common control	Loans	Peru	—	(135)	(520)
Foreign	Enel Generación Piura S.A.	Common control	Services provided	Peru	(57,180)	98,421	222,826
Foreign	Enel Global Thermal Gx	Common control	Services received	Italy	(1,845,425)	—	—
Foreign	Enel Global Trading S.p.A.	Common control	Services received	Italy	—	—	(13,114)
Foreign	Enel Green Power Brasil	Common control	Services provided	Brazil	—	37,936	—
Foreign	Enel Green Power Brasil Participacoes Ltda.	Common control	Financial Income	Brazil	5,426	—	—
Foreign	Enel Green Power Brasil Participacoes Ltda.	Common control	Services provided	Brazil	—	9,188	—
Foreign	Enel Green Power Colombia SAS	Common control	Services provided	Colombia	—	46,557	—
Foreign	Enel Green Power Colombia SAS	Common control	Services received	Colombia	(4,797)	—	—
Foreign	Enel Green Power Italia	Common control	Services provided	Italy	—	262,694	—
Foreign	Enel Green Power Italia	Common control	Services provided	Italy	(730,968)	—	—
Foreign	Enel Green Power Mexico	Common control	Services provided	Mexico	—	152,495	—
Foreign	Enel Green Power Mexico	Common control	Services provided	Mexico	(53,976)	—	—
Foreign	Enel Green Power Perú	Common control	Services provided	Perú	45,710	—	—
Foreign	Enel Green Power Perú	Common control	Services provided	Perú	—	177,478	—
Foreign	Enel Iberoamérica SRL	Parent	Services received	Spain	—	(6,115)	(167,186)
Foreign	Enel Italia Servizi Srl	Common control	Services received	Italy	(2,484,835)	—	—
Foreign	Enel Perú S.A.C.	Common control	Services received	Peru	—	(181)	(125,069)
Foreign	Enel Produzione S.p.A.	Common control	Services received	Italy	—	94,045	(812,261)
Foreign	Enel S.p.A	Parent	Services received	Italy	(1,110,545)	—	(511,350)
Foreign	Enel Trade S.p.A	Common control	Commodity derivatives	Italy	10,565,377	19,941,617	7,012,879
Foreign	Enel Trade S.p.A	Common control	Services received	Italy	—	—	—
Foreign	Enel Trading S.p.A	Common control	Financial Expense	Italy	(13)	—	—
Foreign	Enel Trading S.p.A	Common control	Services received	Italy	(1,213,116)	—	—
Foreign	Energia Nueva Energia Limpia Mexico Sri de Cv	Common control	Services provided	Mexico	35,739	—	—
Foreign	Generalima S.A.	Common control	Services provided	Peru	8,832	7,405	108,817
Foreign	PH Chucas Costa Rica	Common control	Services provided	Costa Rica	(79,327)	—	—
Foreign	PH Chucas S.A.	Common control	Loans	Costa Rica	—	(162,177)	—
Foreign	PH Chucas S.A.	Common control	Services provided	Costa Rica	—	6,629	425,604
	Total				83,271,705	45,909,551	122,176,626

Transfers of short-term funds between related parties are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 day terms, with automatic rollover for the same periods and amortization in line with cash flows.

Enel Generation Chile S.A. received short-term loans from its parent Enel Chile S.A. As of December 31, 2018; the balance of the loans is ThCh$ 2,376,570 (ThCh$ 985 as of December 31, 2017). This debt accrues interest at a rate of TAB + 1.10% per annum (TIP + 0.05% per month as of December 31, 2017).

11.2    Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of nine members. Each director serves for a three-year term being able to reelection.

The current Board of Directors correspond to the one elected on Ordinary Shareholders’ Meeting held on April 24, 2018

On November 29, 2018, the director Mauro Di Carlo resigned. He was replaced by Mr. Cristiano Bussi effective as of November 29, 2018.

On November 21, 2018, the director Jorge Atton Palma resigned.

The Board of Directors, for year ended 2018 is integrated with the following members:

•                  Mr. Giuseppe Conti (Chairman)

•                  Mr. Hernán Cheyre Valenzuela

•                  Julio Pellegrini Vial

•                  Mr. Francesco Giorgianni

•                  Mr. Luca Noviello

•                  Mr. Fabrizio Barderi

•                  Mr. Antonio Scala

•                  Mr. Cristiano Bussi

Also, at a Board meeting held on April 24, 2018, Mr. Giuseppe Conti was appointed as Chairman of the Board and Mr. Ignacio Quiñones Sotomayor as Secretary.

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

b)    Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company. The methodology to determining the compensation, described below, was established at the 2018 Annual Shareholders Meeting of the Company.

The remuneration is detailed as follows:

a)             UF 174 as a fixed monthly fee, and

b)             UF 84 per diem for each Board meeting attended.

In accordance with the bylaws, the remuneration of the Chairman shall be double that of a Director, while that of the Vice-Chairman shall be 50% twice than that of a Director.

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

a.              UF 58 monthly remuneration as a fixed payment, and

b.              UF 28 for each session attended with an unlimited number of sessions.

The enactment of Law No. 20,382 on improved Corporate Governance resulted in the merger of the Directors’ Committee and the Audit Committee.

The following tables show details of the remuneration paid to the members of the Board of Directors for the years ended December 31, 2018, 2017 and 2016:

For the year ended 12-31-2018
			Enel Generación	Board of	Directors’
			Board	Subsidiaries	Committee
Name	Position	Period in Position	ThCh$	ThCh$	ThCh$
Giuseppe Conti (*)	Chairman	01-01-2018 to 12-31-2018	—	—	—
Francesco Giorgianni (*)	Director	01-01-2018 to 12-31-2018	—	—	—
Hernan Cheyre Valenzuela (1)	Director	04-24-2018 to 12-31-2018	67,914	—	22,638
Jorge Atton Palma (2)	Director	01-01-2018 to 12-31-2018	76,781	—	24,841
Julio Pellegrini Vial	Director	01-01-2018 to 12-31-2018	90,996	—	29,579
Mauro Di Carlo (*) (3)	Director	01-01-2018 to 09-30-2018	—	—	—
Umberto Magrini (*) (1)	Director	01-01-2018 to 04-24-2018	—	—	—
Luca Noviello (*)	Director	01-01-2018 to 12-31-2018	—	—	—
Fabrizio Barderi (*)	Director	01-01-2018 to 12-31-2018	—	—	—
Enrique Cibié Bluth (1)	Director	01-01-2018 to 04-24-2018	23,082	—	6,941
Antonio Scala (1) (*)	Director	04-24-2018 to 12-31-2018	—	—	—
Cristiano Bussi (*) (3)	Director	11-29-2018 to 12-31-2018	—	—	—
Total			258,773	—	83,999

For the year ended 12-31-2017
			Enel Generación	Board of	Directors’
			Board	Subsidiaries	Committee
Name	Position	Period in Position	ThCh$	ThCh$	ThCh$
Giuseppe Conti (*)	Chairman	01-01-2017 to 12-31-2017	—	—	—
Francesco Giorgianni (*)	Director	01-01-2017 to 12-31-2017	—	—	—
Francesco Buresti (3) (*)	Director	01-01-2017 to 06-27-2017	—	—	—
Enrique Cibié Bluth	Director	01-01-2017 to 12-31-2017	95,729	—	32,648
Jorge Atton Palma	Director	01-01-2017 to 12-31-2017	95,729	—	32,648
Julio Pellegrini Vial	Director	01-01-2017 to 12-31-2017	95,729	—	32,648
Mauro Di Carlo (*)	Director	01-01-2017 to 12-31-2017	—	—	—
Umberto Magrini (*)	Director	01-01-2017 to 12-31-2017	—	—	—
Luca Noviello (*)	Director	01-01-2017 to 12-31-2017	—	—	—
Fabrizio Barderi (4) (*)	Director	01-01-2017 to 12-31-2017	—	—	—
Total			287,187	—	97,944

For the year ended 12-31-2016
				Board of	Directors
			Company Board	Subsidiaries	Committee
Name	Position	Period in Position	ThCh$	ThCh$	ThCh$
Giuseppe Conti	Chairman	04-27-2016 to 12-31-2016	—	—	—
Enrico Viale	Chairman	01-01-2016 to 04-27-2016	—	—	—
Francesco Giorgianni	Vice-Chairman	04-27-2016 to 12-31-2016	—	—	—
Ignacio Mateo Montoya	Vice-Chairman	01-01-2016 to 04-27-2016	—	—	—
Francesco Buresti	Director	01-01-2016 to 12-31-2016	—	—	—
Enrique Cibié Bluth	Director	01-01-2016 to 12-31-2016	98,102	—	29,796
Jorge Atton Palma	Director	01-01-2016 to 12-31-2016	98,102	—	29,796
Julio Pellegrini Vial	Director	04-27-2016 to 12-31-2016	73,864	—	23,162
Mauro Di Carlo	Director	04-27-2016 to 12-31-2016	—	—	—
Umberto Magrini	Director	04-27-2016 to 12-31-2016	—	—	—
Luca Noviello	Director	04-27-2016 to 12-31-2016	—	—	—
Felipe Lamarca Claro	Director	01-01-2016 to 04-27-2016	28,744	—	6,634
Isabel Marshall Lagarrigue	Director	01-01-2016 to 04-27-2016	28,744	—	—
Vittorio Vagliasindi	Director	01-01-2016 to 04-27-2016	—	—	—
Francesca Gostinelli	Director	01-01-2016 to 04-27-2016	—	—	—
TOTAL			327,556	—	89,388

(1)         Hernán Cheyre Valenzuela and Mr. Antonio Scala took over as Directors effective as of April 24, 2018 on the same date that Mr. Enrique Cibié Bluth and Mr. Umberto Magrini stepped down as directors.

(2)         Mr. Jorge Atton Palma ceased being a Director on November 29, 2018.

(3)         Mr. Cristiano Bussi took over as Director effective as of November 19, 2018 on the same date that Mr. Mauro Di Carlo stepped down as directors.

(4)         Mr. Francesco Buresti ceased being a Director on June 27, 2017.

(5)         Mr. Fabrizio Barderi took over as Director on August 28, 2017.

(*)  Mr. Giuseppe Conti, Francesco Giorgianni, Francesco Buresti, Mauro Di Carlo, Umberto Magrini, Luca Noviello, Vagliasindi,Antonio Scala, Cristiano Bussi and Fabrizio Barderi waived the compensation and fees for attending meetings they received as a result of being members of the Board of Directors of Enel Generación Chile S.A.

d)    Guarantees established by the Company in favor of the Directors

During the years ended December 31, 2018 and 2017, no guarantees have been granted to the Directors.

11.3    Compensation for the Group’s executives

a)    Compensation received by key management personnel

Chilean	Company Executives
ID No.	Name	Position
24.789.926-K	Valter Moro	Chief Executive Officer
13.226.963-7	Juan Alejandro Candia Narvaez	Planning and Control Officer
7.012.475-0	Raúl Arteaga Errazuriz	Chief Financial Officer
8.586.744-K	Luis Alberto Vergara Adamides	Human Resources Officer
7.776.718-5	Luis Ignacio Quiñones Sotomayor	General Counsel
11.629.179-7	Humberto Espejo Paluz	Marketing and Trading Officer
24.789.926-K	Valter Moro (1)	Business Development Manager (Interim)
11.565.097-1	Bernardo Canales Fuenzalida	Engineering and Construction Officer
25.467.930-5	Michele Siciliano	Chilean Thermal Generation Officer
10.939.381-9	Claudio Ordenes Tirado	Engineering and Thermal Construction Officer
8.803.928-9	Carlo Carvallo Artigas	Chilean Hydroelectric Generation Officer
24.789.926-k	Valter Moro (2)	Regulation Manager (Interim)

(1)         Valter Moro took over as Business Development Manager effective April 1, 2018 on an interim basis from Mr. Claudio Helfmann Soto.

(2)         Mr. Valter Moro took over as Regulatory Manager effective August 13, 2018 on an interim basis, replacing Ms. Paola Hartung Martínez.

b)    Incentive plans for key management personnel

Enel Generación Chile S.A has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

The compensation of key management personnel for the years ended December 31, 2018, 2017 and 2016 is detailed as follows:

	For the year ended
	12-31-2018	12-31-2017	12-31-2016
Remuneration of the Key Management Personnel	ThCh$	ThCh$	ThCh$
Cash compensation	1,975,478	2,057,900	1,865,334
Short-term benefits for employees	454,564	550,238	553,550
Other long-term benefits	115,499	321,692	252,533
TOTAL	2,545,541	2,929,830	2,671,417

c)    Guarantees established by the Company in favor of the Group’s executives

During the years ended December 31, 2018 and 2017, no guarantees have been granted to the Group’s executives.

11.4    Compensation plans linked to share price

As of December 31, 2018 and 2017, there were no compensation plans linked to the share price.

12.   INVENTORIES

As of December 31, 2018 and 2017, this inventories is composed of the following:

	Balance as of
	12-31-2018	12-31-2017
Classes of Inventories	ThCh$	ThCh$
Supplies for Production	34,384,583	16,879,260
Gas	5,712,979	2,301,172
Oil	2,684,688	2,593,805
Coal	25,986,916	11,984,283
Supplies for projects and spare parts	9,386,198	14,861,643
Total	43,770,781	31,740,903

As of December 31, 2018 and 2017, there were no inventories pledged as collateral to hedge any liability.

For the year ended December 31, 2018, the amount for raw materials and consumables recognized as fuel consumption for continuing operations was ThCh$ 230,993,754 (ThCh$ 280,739,362 for the years ended December 31, 2017). See Note 27.

As of December 31, 2018 and 2017, “Other non-current non-financial assets” includes an amount of ThCh$12,545,299 and ThCh$12,853,459 respectively, ThCh$4,324,153 (ThCh$ 5,444,789 for the year ended December 31, 2017) corresponding to spare parts and materials that will be used over a twelve-month period.

During the years ended December 31, 2018 and 2017, no inventories have been written down due to obsolescence or impairment.

13.   CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2018 and 2017 is as follows:

	Balance as of
	12-31-2018	12-31-2017
Tax Receivables	ThCh$	ThCh$
Monthly provisional tax payments	37,544,939	54,863,660
Tax credit for absorbed profits	15,037,217	10,177,809
Minimum presumed income	191,118	5,000
Other	—	118,239
Total	52,773,274	65,164,708

The detail of current tax payables as of December 31, 2018 and 2017 is as follows:

	Balance as of
	12-31-2018	12-31-2017
Tax Payables	ThCh$	ThCh$
Income tax	12,541,174	66,933,261
Total	12,541,174	66,933,261

14.   INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

14.1        Investments accounted for using the equity method

a)        The following tables present the changes in investments accounted for with the equity method for the years ended December 31, 2018 and 2017:

Changes in Investments			Functional	Ownership Interest	Balance as of 1-1-2018	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2018
in Associates	Relationship	Country	Currency	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	3,783,316	—	805,972	(1,884,140)	347,835	—	—	3,052,983
Centrales Hidroeléctricas de Aysén S.A. (*)	Joint venture	Chile	Chilean peso	0.00%	4,205,233	—	1,734,508	—	—	—	(5,939,741)	—
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.00%	8,818,759	—	654,952	—	—	—	—	9,473,711
Enel Argentina (formerly named Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.08%	105,146	—	86,021	—	(108,069)	—	217,100	300,198
				TOTAL	16,912,454	—	3,281,453	(1,884,140)	239,766	—	(5,722,641)	12,826,892

Changes in Investments			Functional	Ownership Interest	Balance as of 1-1-2017	Additions	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Balance as of 12-31-2017
in Associates	Relationship	Country	Currency	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	3,982,934	—	841,957	(743,734)	(297,841)	—	—	3,783,316
Centrales Hidroeléctricas de Aysén S.A. (*)	Joint venture	Chile	Chilean peso	51.00%	6,441,166	1,943,100	(4,179,034)	—	—	—	1	4,205,233
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.00%	8,222,763	—	595,996	—	—	—	—	8,818,759
Enel Argentina (formerly named Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.12%	91,335	—	44,177	—	(29,199)	(1,490)	323	105,146
				TOTAL	18,738,198	1,943,100	(2,696,904)	(743,734)	(327,040)	(1,490)	324	16,912,454

(*)  See Note 14.b and Appendix 3.

b)             Centrales Hidroeléctricas de Aysén S.A. (Hydroaysén)

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (“RCA”) of the Centrales Hidroeléctricas de Aysén S.A. project, in which the Company participates by accepting some of the claims filed against this project. It is a public information that this decision was resorted before the Environmental Courts in Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made in 2008 by Centrales Hidroeléctricas de Aysén S.A. has been partially rejected.

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

Nevertheless, given the current situation, there is uncertainty on the recoverability of the investment made so far at Centrales Hidroeléctricas de Aysén S.A., since it depends both on judicial decisions and on definitions in the energy agenda which cannot be foreseen at present, consequently the investment is not included in the portfolio of the Company’s immediate projects. Consequently, at closing date of fiscal year 2014, the Company recognized an impairment of its participation in Centrales Hidroeléctricas de Aysén S.A. amounting to ThCh$ 69,066,857.

At an Extraordinary Meeting of Hidroaysén shareholders of Centrales Hidroeléctricas de Aysén S.A. held on December 7, 2017, it was decided to proceed to the early dissolution of this company, and an agreement was reached on how to liquidate the company’s assets. The liquidation process contemplated an allocation of assets to the shareholders Enel Generación and Colbún pro rata of their ownership interest which are 51% and 49%, respectively. This liquidation process and the associated allocation took place on September 7, 2018.

The following is the stand-alone balance sheet considered for the liquidation process:

CENTRALES HIDROELECTRICAS DE AYSEN S.A.

		Liquidation Balance	Recognized by Enel Generation (51%)
		09-07-2018	09-07-2018
ASSETS		M$	M$

CURRENT ASSETS

	Cash and cash equivalents	72,339	36,892
	Trade and other current receivables	56,021	28,571

	TOTAL CURRENT ASSETS	128,360	65,463

NON-CURRENT ASSETS

	Property, plant and equipment	11,603,281	5,917,673

	TOTAL NON-CURRENT ASSETS	11,603,281	5,917,673

	TOTAL ASSETS	11,731,641	5,983,136

	09-07-2018	09-07-2018
CURRENT LIABILITIES	M$	M$

Other current provisions	83,403	42,535

TOTAL CURRENT LIABILITIES	83,403	42,535

EQUITY
Issued capital	188,855,665	96,316,389
Retained earnings	(177,207,427)	(90,375,788)

TOTAL EQUITY	11,648,238	5,940,601

TOTAL LIABILITIES AND EQUITY	11,731,641	5,983,136

c)              Sale of GNL Quintero S.A.

On June 9, 2016, the Company entered into a share purchase agreement with Enagás Chile S.p.A. (“Enagás Chile”), a wholly-owned subsidiary of Enagás S.A., under which Enagás Chile would acquire the entire 20% ownership interest held by the Company in the associated company GNL Quintero S.A..

The sale of this investment to Enagás Chile was subject to satisfaction of customary conditions precedent for this type of transaction, which included, among others, non-exercising by the other shareholders of GNL Quintero S.A. of the preferential acquisition rights, which they possess in accordance with the terms and conditions of the shareholders agreement.

On September 14, 2016, upon satisfaction of the conditions precedent, the Company transferred the shares it held in GNL Quintero S.A. to Enagás Chile. The purchase price was US$ 197,365,113.2 (ThCh$ 132,820,800). Cash received for GNL Quintero S.A. is included in “Other collections from the sale of equity or debt instruments belonging to other entities” of the Consolidated Statements of Cash Flows at year ended December 31, 2016.

GNL Quintero S.A. operates a storage and regasification of Liquefied Natural Gas (LNG) plant and its related land-based Terminal for loading and unloading LNG, including facilities and network necessary to deliver LNG, through a LNG truck loading facility and delivery point’s pipelines.

14.2        Additional financial information on investments in associated companies

The following tables show financial information as of December 31, 2018 and 2017 from the financial statements of the investments in associates where the Group has significant influence:

As of and for the year ended December 31, 2018
Other
	Ownership	Current	Non-current	Current	Non-current				Comprehensive	Comprehensive
Investments with	Interest	Assets	Assets	Liabilities	Liabilities	Revenues	Expenses	Profit (Loss)	Income	Income
Significant Influence	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	75,571,058	267,884	66,679,077	—	707,597,382	(705,179,225)	2,418,157	1,043,609	3,461,766

As of and for the year ended December 31, 2017
Other
	Ownership	Current	Non-current	Current	Non-current				Comprehensive	Comprehensive
Investments with	Interest	Assets	Assets	Liabilities	Liabilities	Revenues	Expenses	Profit (Loss)	Income	Income
Significant Influence	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	71,254,956	148,950	63,340,564	—	687,399,254	(684,873,130)	2,526,124	(24,472)	2,501,652

None of our associates have published price quotations.

Appendix 3 to these consolidated financial statements provides information on the main activities of our associated companies and the ownership interest the Group holds in them.

14.3        Additional financial information on investments in joint ventures

The following tables present information from the financial statements as of December 31, 2018 and 2017, on the main joint ventures:

	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
	51.00%	51.00%	50.00%	50.00%
	12-31-2018 (*)	12-31-2017	12-31-2018	12-31-2017
Investments in Joint Ventures	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	—	355,835	9,360,553	7,793,702
Total non-current assets	—	8,030,172	11,530,788	12,036,201
Total current liabilities	—	139,182	235,264	440,426
Total non-current liabilities	—	—	1,708,660	1,751,963
Cash and cash equivalents	—	355,446	8,185,391	7,310,296

Revenues	—	—	3,003,757	2,813,493
Depreciation and amortization expense	—	—	(758,607)	(782,322)
Other fixed operating expenses	(125,697)	(8,144,855)	(784,364)	(525,471)
Interest income	—	24,829	—	—
Other income	3,526,179	—	187,601	—
Income tax expense	—	—	(349,848)	(313,709)
Profit (loss)	3,400,997	(8,193,670)	1,309,903	1,191,991
Comprehensive income (loss)	3,400,997	(8,193,670)	1,309,903	1,191,991

(*)  See Note 14 and Appendix 3.

•                  Restrictions on funds transfers from associated companies and joint ventures

As of December 31, 2018 and 2017, there were no restrictions on funds transfers from associates or joint ventures.

14.4        Commitments and contingencies

As of December 31, 2018 and 2017, associated companies and joint ventures did not have significant commitments and contingencies.

15.   INTANGIBLE ASSETS OTHER THAN GOODWILL, NET

Intangible assets as of December 31, 2018 and 2017 are detailed as follows:

	Balance as of
	12-31-2018	12-31-2017
Intangible Assets, Net	ThCh$	ThCh$
Easements and water rights	5,664,621	6,338,591
Computer software	17,792,405	9,242,490
Other identifiable intangible assets	453,951	3,026,892
Total	23,910,977	18,607,973

	Balance as of
	12-31-2018	12-31-2017
Intangible Assets, Gross	ThCh$	ThCh$
Easements and water rights	6,281,675	6,920,897
Computer software	39,370,957	24,658,245
Other identifiable intangible assets	3,212,927	5,762,166
Total	48,865,559	37,341,308

	Balance as of
	12-31-2018	12-31-2017
Accumulated Amoritzation and Impairment	ThCh$	ThCh$
Easements and water rights	(617,054)	(582,306)
Computer software	(21,578,552)	(15,415,755)
Other identifiable intangible assets	(2,758,976)	(2,735,274)
Total	(24,954,582)	(18,733,335)

The reconciliation of the carrying amounts of intangible assets for the years ended December 31, 2018 and 2017 is as follows:

			Other
			Identifiable
	Easements and	Computer	Intangible	Intangible
	Water Rights	Software	Assets, Net	Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2018	6,338,591	9,242,490	3,026,892	18,607,973
Changes in identifiable intangible assets
Increases other than those from business combinations	2,721	11,231,076	—	11,233,797
Increase (decrease) from net foreign exchange differences, net	—	(143)	—	(143)
Amortization	—	(6,255,236)	(2,130)	(6,257,366)
Increases (decreases) from transfers and other changes	—	2,571,157	(2,571,157)	—
Increases (decreases) from transfers	—	2,571,157	(2,571,157)	—
Disposals and withdrawals from service	(509,981)	—	—	(509,981)
Disposals	(509,981)	—	—	(509,981)
Increases (decreases)	(166,710)	1,003,061	—	836,351
Argentine companies hyperinflation	—	—	346	346
Total changes in identifiable intangible assets	(673,970)	8,549,915	(2,572,941)	5,303,004
Closing Balance as of December 31, 2018	5,664,621	17,792,405	453,951	23,910,977

			Other
			Identifiable
	Easements and	Computer	Intangible	Intangible
	Water Rights	Software	Assets, Net	Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2017	6,043,003	10,189,162	3,034,709	19,266,874
Changes in identifiable intangible assets
Increases other than those from business combinations	295,588	2,179,883	—	2,475,471
Increase (decrease) from net foreign exchange differences, net	—	—	(114)	(114)
Amortization	—	(3,126,555)	(7,703)	(3,134,258)
Increases (decreases) from transfers and other changes	—	—	—	—
Increases (decreases) from transfers	—	—	—	—
Disposals and withdrawals from service	—	—	—	—
Disposals (*)	—	—	—	—
Increases (decreases)	—	—	—	—
Argentine companies hyperinflation	—	—	—	—
Total changes in identifiable intangible assets	295,588	(946,672)	(7,817)	(658,901)
Closing Balance as of December 31, 2017	6,338,591	9,242,490	3,026,892	18,607,973

			Other
			Identifiable
	Easements and	Computer	Intangible	Intangible
	Water Rights	Software	Assets, Net	Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2016	8,052,525	12,373,049	479,852	20,905,426
Changes in identifiable intangible assets
Increases other than those from business combinations	540,052	—	2,571,273	3,111,325
Increase (decrease) from net foreign exchange differences, net	—	—	2,897	2,897
Amortization (*)	—	(2,183,887)	(18,961)	(2,202,848)
Increases (decreases) from transfers and other changes	352	—	(352)	—
Increases (decreases) from transfers	352	—	(352)	—
Disposals and withdrawals from service	(2,549,926)	—	—	(2,549,926)
Disposals	(2,549,926)	—	—	(2,549,926)
Total changes in identifiable intangible assets	(2,009,522)	(2,183,887)	2,554,857	(1,638,552)
Closing Balance as of December 31, 2016	6,043,003	10,189,162	3,034,709	19,266,874

As of December 31, 2018 and December 31, 2017, the Group does not have significant intangible assets with an indefinite useful life.

16.   GOODWILL

The following table shows goodwill by the CGU or group of CGUs to which it belongs and changes for the years ended December 31, 2018 and 2017:

		Balance as of	Transfer on	Balance as of
		1-1-2018	mergers	12-31-2018
Company	Cash-Generating Unit	ThCh$	ThCh$	ThCh$
GasAtacama Chile S.A.	Generación Chile	24,860,356	—	24,860,356
Total		24,860,356	—	24,860,356

		Balance as of	Transfer on	Balance as of
		1-1-2017	mergers	12-31-2017
Company	Cash-Generating Unit	ThCh$	ThCh$	ThCh$
GasAtacama Chile S.A.	Generación Chile	24,860,356	—	24,860,356
Total		24,860,356	—	24,860,356

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

On April 22, 2014, the Company purchased the 50% interest in Inversiones GasAtacama Holding Ltda. held by Southern Cross Latin America Private Equity Fund III L.P. at that time.

On October 1, 2016, Inversiones GasAtacama Holding Ltda. was merged into Compañía Eléctrica Tarapacá S.A., the latter being the legal successor company.

On November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged into GasAtacama Chile S.A., the latter being the legal successor company.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovering of its carrying amount as of December 31, 2018 and 2017 (see Note 3.b).

17.   PROPERTY, PLANT AND EQUIPMENT, NET

17.1       Property, plant, and equipment as of December 31, 2018 and 2017:

	Balance as of
	12-31-2018	12-31-2017
Classes of Property, Plant and Equipment, Net	ThCh$	ThCh$
Construction in progress	654,854,659	554,424,935
Land	57,932,689	52,063,679
Buildings	8,438,832	9,029,526
Plant and equipment	2,146,295,618	2,117,017,034
Fixtures and fittings	33,921,524	37,160,396
Finance leases	17,654,672	18,508,931
Property, plant and equipment, net	2,919,097,994	2,788,204,501

	Balance as of
	12-31-2018	12-31-2017
Classes of Property, Plant and Equipment, Gross	ThCh$	ThCh$
Construction in progress	654,854,659	554,424,935
Land	57,932,689	52,063,679
Buildings	22,243,315	22,251,858
Plant and equipment	4,670,987,645	4,666,169,339
Fixtures and fittings	98,898,677	104,888,965
Finance leases	28,760,031	28,760,031
Property, plant and equipment, gross	5,533,677,016	5,428,558,807

	Balance as of
	12-31-2018	12-31-2017
Classes of Accumulated Depreciation and Impairment of Property, Plant and Equipment	ThCh$	ThCh$
Buildings	(13,804,483)	(13,222,332)
Plant and equipment	(2,524,692,027)	(2,549,152,305)
Fixtures and fittings	(64,977,153)	(67,728,569)
Finance leases	(11,105,359)	(10,251,100)
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(2,614,579,022)	(2,640,354,306)

17.2 The detail of, and changes in, property, plant, and equipment, net for the years December 31, 2018, 2017 and 2016 are as follows:

							Other Property,	Property,
							Plant and	Plant and
		Construction in			Plant and	Fixtures and	Equipment under	Equipment,
		Progress	Land	Buildings, Net	Equipment, Net	Fittings, Net	Finance Leases, Net	Net
Changes in the year ended December 31, 2018		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2018		554,424,935	52,063,679	9,029,526	2,117,017,034	37,160,396	18,508,931	2,788,204,501
Change	Increases other than those from business combinations	223,154,320	5,893,739	—	46,227	—	—	229,094,286
	Increase (decrease) from net foreign exchange differences	(129,401)	(35,406)	(61,194)	(790,755)	106,382	—	(910,374)
	Depreciation	—	—	(611,036)	(108,405,979)	(1,636,624)	(854,258)	(111,507,897)
	Increases (decreases) from transfers and other changes	(135,136,356)	—	81,534	135,214,591	(159,769)	—	—
	Increases (decreases) from transfers from construction in process	(135,136,356)	—	81,534	135,214,591	(159,769)	—	—
	Disposals and withdrawals from service	763	—	—	(527,470)	(1)	—	(526,708)
	Disposals	—	—	—	(527,469)	—	—	(527,469)
	Write-offs (*)	763	—	—	(1)	(1)	—	761
	Argentine companies hyperinflation	—	—	—	1,912,829	—	—	1,912,829
	Other increases/decreases	12,540,398	10,677	2	1,829,141	(1,548,860)	(1)	12,831,357
	Total changes	100,429,724	5,869,010	(590,694)	29,278,584	(3,238,872)	(854,259)	130,893,493
Closing balance as of December 31, 2018		654,854,659	57,932,689	8,438,832	2,146,295,618	33,921,524	17,654,672	2,919,097,994

							Other Property,	Property,
							Plant and	Plant and
		Construction in			Plant and	Fixtures and	Equipment under	Equipment,
		Progress	Land	Buildings, Net	Equipment, Net	Fittings, Net	Finance Leases, Net	Net
Changes in the year ended December 31, 2017		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2017		588,700,578	51,342,724	9,703,906	2,033,720,809	24,007,331	19,363,189	2,726,838,537
Change	Increases other than those from business combinations	203,401,391	—	—	—	58,944	—	203,460,335
	Increase (decrease) from net foreign exchange differences	(101,444)	(25,624)	(44,699)	(336,622)	253,596	—	(254,793)
	Depreciation	—	—	(629,681)	(110,391,381)	(2,327,975)	(854,258)	(114,203,295)
	Increases (decreases) from transfers and other changes	(207,314,070)	776,932	—	191,406,850	15,130,288	—	—
	Increases (decreases) from transfers from construction in process	(207,314,070)	776,932	—	191,406,850	15,130,288	—	—
	Disposals and withdrawals from service	(30,206,357)	(30,353)	—	(1,723,479)	38,212	—	(31,921,977)
	Disposals	(5,099,800)	(30,353)	—	(453,882)	38,212	—	(5,545,823)
	Write-offs (*)	(25,106,557)	—	—	(1,269,597)	—	—	(26,376,154)
	Argentine companies hyperinflation	—	—	—	—	—	—	—
	Other increases/decreases	(55,163)	—	—	4,340,857	—	—	4,285,694
	Total changes	(34,275,643)	720,955	(674,380)	83,296,225	13,153,065	(854,258)	61,365,964
Closing balance as of December 31, 2017		554,424,935	52,063,679	9,029,526	2,117,017,034	37,160,396	18,508,931	2,788,204,501

(*)       See Note 17.7.8

17.3       Principal investments

Material investments in the electricity generation business in Chile include developments in the program to create new capacity, including progress on the construction of the Central Hidroeléctrica Los Cóndores Plant, which will use the resources of the Laguna del Maule and will have approximately 150 MW of installed capacity. The construction involved additions of ThCh$ 142,578,993 for the year ended December 31, 2018 (ThCh$ 102,515,924 for the years ended December 31, 2017).

17.4       Capitalized costs

a)             Capitalized borrowing costs:

Borrowing costs capitalized during the years ended December 31, 2018, 2017 and 2016, amounted to ThCh$6,523,443, ThCh$4,078,463 and ThCh$3,001,211 respectively. Weighted average capitalization rate varied from 7.71%  to 7.12% for the year ended December 31, 2018, from 7.12% to 7.95% for the year ended December 31, 2017 and 7.95% to 9% for the year ended December 31, 2017 (see Note 32).

b)             Capitalized personnel expenses:

Personnel expenses directly related to the construction capitalized during the years ended December 31, 2018, 2017 and 2016 amounted to ThCh$7,449,013, ThCh$7,226,484 and ThCh$9,758,304, respectively.

17.5       Finance leases

As of December 31, 2018 and December 31, 2017, property, plant and equipment includes ThCh$17,654,672 and ThCh$18,508,931, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2018			12-31-2017
		Unearned	Present		Unearned	Present
	Gross	Interest	Value	Gross	Interest	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	2,779,081	612,806	2,166,275	2,459,000	659,212	1,799,788
From one to five years	13,284,596	974,421	12,310,175	9,836,000	1,244,808	8,591,192
More than five years	—	—	—	4,377,544	159,610	4,217,934
Total (*)	16,063,677	1,587,227	14,476,450	16,672,544	2,063,630	14,608,914

Leased assets primarily relate to:

The Company: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between the Company and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

17.6       Operating leases

The consolidated statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016 include ThCh$ 5,011,340, ThCh$ 3,606,514 and ThCh$ 1,229,779, respectively, related to accrual during these periods of operating lease contracts.

As of December 31, 2018 and 2017 the total future lease payments under these contracts are as follows:

	Balance as of
	12-31-2018	12-31-2017
	ThCh$	ThCh$
Less than one year	279,253	871,520
From one to five years	523,116	3,331,037
More than five years	1,093,022	754,503
Total	1,895,391	4,957,060

17.7       Other information

1.              As of December 31, 2018 and 2017 the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$ 166,392,958 and ThCh$ 281,814,599, respectively.

2.              As of December 31, 2018, and 2017 the Group does not have property, plant and equipment that was pledged as security for liabilities.

3.              The Company and its domestic subsidiaries have insurance contracts in place that provide policies covering against all risks, earthquakes and machinery breakdowns, with a limit of € 1,000 million, including insurance against damages from business interruption. Additionally, the company has Civil Liability insurance in place to cover third-party claims with a limit of € 200 million, and with a limit of € 500 million to cover claims resulting from overflows of dams owned by the Company or its Subsidiaries, and with a limit of € 10 million in the case of Environmental Civil Liability. The premiums associated with these policies are recorded proportionally in each company under pre-paid expenses.

4.              The condition of certain assets of the Company changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, Enel Generación Chile S.A. recognized an impairment loss of ThCh$ 43,999,600 for these assets, which is still has not reversed. (see Note 3.d).

5.              At the end of 2014, Enel Generación Chile S.A. recognized an impairment loss of ThCh$ 12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project is not fully aligned with the strategy that the Company is reformulating; particularly, with regard to technological leadership, and to community and environmental sustainability. Enel Generación Chile S.A. has decided to suspend the project as its profitability is still unclear (see Note 3.d).

6.              As of December 31, 2015, Enel Generación Chile S.A. recognized an impairment loss of ThCh$ 2,522,445 related to the wind project Waiwen. This impairment loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, profitability is uncertain.

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

Consequently, in line with the new sustainability strategy and as a result of sustained dialog with the communities, the Company’s projects in the territory, namely Neltume and Choshuenco, have good prospects from the social point of view. However, given the current conditions of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is lower than the total capitalized investment in them. As a result, at the end of 2016, the Group recognized an impairment loss of ThCh$ 20,459,461 associated with the Neltume project and ThCh$ 3,748,124 associated with the Choshuenco project.

At the end of the fiscal year 2017, following an analysis during the last months, Enel Generación Chile determined to abandon the Neltume project; a decision justified mainly by the high-sustained competitiveness in the Chilean electricity market, which in November 2017 was ratified with the result of the last tender of Electric Distributors. Added to the above, there is the time associated with developing the alternative water discharge, considering a period of no less than 5 years, given the necessity to request and obtain a transfer of the current Water Right and commission a new study for environmental impact. The abandonment implied the recognition of a ThCh$ 21,975,641 loss, with the purpose of reducing to zero the net book value of the assets associated with the project.

Additionally, the Company also decided to abandon the Choshuenco project, mainly because the strong synergies considered with the Neltume hydroelectric project would not exist anymore and make it not viable. This decision involved recognizing a loss of ThCh$3,130,270, with the purpose of reducing the net book value of the assets associated with the project to zero.

8.              As of August 31, 2016, the Company decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was taken because of, among other aspects evaluated, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local community support. As a result, the Group wrote-off a total amount of ThCh$ 32,834,160 of property, plant and equipment and ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized.

9.              As of December 31, 2016, the Group recognized an impairment loss of ThCh$ 6,577,946 associated with certain Non-Conventional Renewable Energy (“NCRE”) initiatives, such as wind, mini-hydro, biomass and solar projects. These initiatives deal with collection of natural resources data (wind speed, solar radiation, etc.) as well as engineering studies enabling the Company to perform and support technical and economical assessments in order to visualize their perspectives and decide on future steps. The results of the studies have not been entirely satisfactory, mainly due to the current conditions in the Chilean electricity market, as future viability of the NCRE projects is uncertain. As a result the Group recognized an impairment of 100% of the capitalized investments to date in NCRE projects.

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

Additionally, at the end of fiscal year 2016, the Company recorded an account payable for ThCh$2,244,900, from penalties that it should pay for waiving the concessions related to these projects. During fiscal year 2017, the Ministry of National Assets and Enel Generación Chile, agreed to extinguish onerous concessions and not imposed any penalties.

18.   DEFERRED TAXES

a)             The following is the analysis of deferred income tax assets/(liabilities) presented in the consolidated statements of financial position as of December 31, 2018 and 2017

		Effects first	Net balance	Movements
		application IFRS	restated as of	Recognized in	Recognized in	Foreign currency	Other	Net balance as of	Balance as of December 31, 2018
	Net balance as of	9	January 1,	profit or	comprehensive	translation	increases	December 31,	Deferred tax	Deferred Tax
Deferred tax assets/(liabilities)	January 1, 2018	and IAS 29	2018	loss	income	difference	(decreases)	2018	assets	Liabilities
Depreciation	(232,741,069)	—	(232,741,069)	20,382,971	—	—	—	(212,358,098)	11,567	(212,795,353)
Obligations for post-employment benefits	1,478,416	—	1,478,416	(192,839)	87,818	—	—	1,373,395	1,474,757	(101,362)
Tax loss	9,536,102		9,536,102	(9,536,102)	—	—	—	—	—	—
Provisions	20,314,110	52,255	20,366,365	4,503,006	—	—	—	24,869,371	24,869,371	—
Dismantling Provision	17,277,993	—	17,277,993	4,185,333	—	—	—	21,463,326	21,463,326	—
Provision for doubtful trade accounts	555,914	52,255	608,169	(107,757)	—	—	—	500,412	500,412	—
Provision of Human Resources accounts	2,373,725	—	2,373,725	388,183	—	—	—	2,761,908	2,761,908	—
Other Provisions	106,478	—	106,478	37,247	—	—	—	143,725	143,725	—
Other Deferred tax	41,118,525	(213,442)	40,905,083	(27,785,843)	4	—	(10,491,314)	2,627,930	8,695,342	(5,641,724)
Tax Credit	10,491,314	—	10,491,314		—	—	(10,491,314)	—	—	—
Deferred income	(673,896)	—	(673,896)	1,059,308	—	—	—	385,412	385,412	—
Assets classified as held to distribute to owners (*)	30,938,736	—	30,938,736	(30,938,736)	—	—	—	—	1,398,289	—
Monetary Correction - Argentina	—	(213,442)	(213,442)	(212,246)	—	—	—	(425,688)	—	—
Other Deferred Taxes	362,371	—	362,371	2,305,831	4	—	—	2,668,206	6,911,641	(5,641,724)
Deferred tax asses/(liabilities)	(160,293,916)	(161,187)	(160,455,103)	(12,628,807)	87,822	—	(10,491,314)	(183,487,402)	35,051,037	(218,538,439)
Offsetting of deferred tax assets/(liabilities)									(35,051,037)	35,051,037
Deferred tax assets/(liabilities) after offsetting								(183,487,402)	—	(183,487,402)

		Effects first	Net balance	Movements
		application IFRS	restated as of	Recognized in	Recognized in	Foreign currency	Other	Net balance as of	Balance as of December 31, 2017
	Net balance as of	9	January 1,	profit or	comprehensive	translation	increases	December 31,		Deferred Tax
Deferred tax assets/(liabilities)	January 1, 2017	and IAS 29	2017	loss	income	difference	(decreases)	2017	Deferred tax assets	Liabilities
Depreciation	(209,128,557)	—	(209,128,557)	(23,672,231)	—	61,221	(1,502)	(232,741,069)	146,622	(232,887,691)
Obligations for post-employment benefits	1,639,108	—	1,639,108	249,625	(68,034)	—	(342,283)	1,478,416	1,504,434	(26,018)
Tax loss	11,911,396	—	11,911,396	(2,375,294)	—	—	—	9,536,102	9,536,102	—
Provisions	20,198,527	—	20,198,527	(226,700)	—	—	342,283	20,314,110	20,314,110	—
Dismantling Provision	15,477,997	—	15,477,997	1,799,996	—	—	—	17,277,993	17,277,993	—
Provision for doubtful trade accounts	513,049	—	513,049	42,865	—	—	—	555,914	555,914	—
Provision of Human Resources accounts	2,405,948	—	2,405,948	(32,223)	—	—	—	2,373,725	2,373,725	—
Other Provisions	1,801,533	—	1,801,533	(2,037,338)	—	—	342,283	106,478	106,478	—
Other Deferred tax	8,798,644	—	8,798,644	28,678,438	(2)	(28,356)	3,669,801	41,118,525	45,901,164	(4,782,639)
Tax Credit	10,295,696	—	10,295,696	—	—	—	195,618	10,491,314	10,491,314	—
Deferred income	463,768	—	463,768	(1,137,664)	—	—	—	(673,896)	(673,896)	—
Assets classified as held to distribute to owners	—	—	—	30,938,736	—	—	—	30,938,736	30,938,736	—
Other Deferred Taxes	(1,960,820)	—	(1,960,820)	(1,122,634)	(2)	(28,356)	3,474,183	362,371	5,145,010	(4,782,639)
Deferred tax asses/(liabilities)	(166,580,882)	—	(166,580,882)	2,653,838	(68,036)	32,865	3,668,299	(160,293,916)	77,402,432	(237,696,348)
Offsetting of deferred tax assets/(liabilities)									(77,402,432)	77,402,432
Deferred tax assets/(liabilities) after offsetting								(160,293,916)	—	(160,293,916)

(*) See Note 14.b

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

b)             As of December 31, 2018, the Group does not have unrecognized deferred tax assets related to tax losses carry forward (see Note 3.o).

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$ 11,313,612 as of December 31, 2018 (ThCh$ 59,530,551 as of December 31, 2017).

Additionally, the Group has not recognized deferred tax assets for deductible temporary differences, associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future, which as of December 31, 2018, totaled ThCh$ 242,676,148 (ThCh$ 238,424,357 as of December 31, 2017).

The Group companies are potentially subject to income tax audits by the tax authorities in Chile. Such tax audits are limited to a number of annual tax periods and once these have expired audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. Tax periods potentially subject to examination correspond to fiscal years 2015-2017.

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

The effects of deferred tax on the components of Other Comprehensive Income are as follows:

	For the year ended December 31, 2018			For the year ended December 31, 2017			For the year ended December 31, 2016
Effects of Deferred Tax on the Components of	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Income Tax	Income Tax Expense (Benefit)	Amount After Income Tax
Other Comprehensive Income	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	(15)	4	(11)	8	(2)	6	18	(5)	13
Cash flow hedge	(138,850,000)	37,616,791	(101,233,209)	97,309,516	(26,139,149)	71,170,367	86,959,338	(20,924,809)	66,034,529
Foreign currency translation	(5,522,334)	—	(5,522,334)	(3,690,798)	—	(3,690,798)	(139,529,128)	—	(139,529,128)
Investments accounted for using the equity method	—	—	—	—	—	—	(11,904,709)	—	(11,904,709)
Actuarial income on defined-benefit pension plans	(325,252)	87,818	(237,434)	251,976	(68,034)	183,942	(1,757,402)	474,498	(1,282,904)
Income tax related to components of other income and expenses debited or credited to Equity	(144,697,601)	37,704,613	(106,992,988)	93,870,702	(26,207,185)	67,663,517	(66,231,883)	(20,450,316)	(86,682,199)

The reconciliation of deferred tax movements between balance sheet and comprehensive income for the years 2018, 2017 and 2016 is as follows:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
	ThCh$	ThCh$	ThCh$
Increase (decrease) of the deferred taxes related to continuing operations	87,822	(68,036)	474,493
Deferred taxes on hedge movements (revenue and derivatives hedge)	37,616,791	(26,139,149)	(21,528,043)
Increase (decrease) of the deferred taxes related to discontinuing operations	—	—	603,234
Total	37,704,613	(26,207,185)	(20,450,316)

Law No. 20,780 was published in the Diario Oficial (the Official Gazette) on September 29, 2014, modifying the income tax and other tax systems. The law stipulates that, starting in 2017, the current income tax system will be replaced with two alternative tax systems: the attributed income system and the partially integrated system.

This Law gradually increases the rate of income tax on corporate income. Thus, it  are increased to 21% in 2014, to 22.5% in 2015, and 24% in 2016. From 2017 taxpayers choosing the attributed income system are subject to a rate of 25%, while companies choosing the partially integrated system are subject to a rate of 25.5% in 2017 and 27% in 2018.

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

19.   OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2018 and 2017 is as follows:

	For the years ended
	12-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Other Financial Liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	43,946,822	797,023,880	17,255,679	760,932,929
Hedging derivatives (*)	81,195,765	2,629,715	304,278	21,045,216
Non-hedging derivatives (**)	207,957	159,630	1,255,478	—
Total	125,350,544	799,813,225	18,815,435	781,978,145

(*)         See Note 21.2.a.

(**)  See Note 21.2.b.

19.1       Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2018 and 2017 is as follows:

	Balance as of
	12-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Interest-bearing borrowings	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	4	—	109	—
Unsecured liabilities	41,780,543	784,713,705	15,455,782	748,123,803
Finance leases	2,166,275	12,310,175	1,799,788	12,809,126
Total	43,946,822	797,023,880	17,255,679	760,932,929

19.2      Bank loans by currency and contractual maturity as of December 31, 2018 and 2017 are as follows:

•                  Summary of bank loans by currency and contractual maturity

					Balance as of 12-31-2018
					Current			Non-Current
		Effective	Nominal	Secured (Yes /	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Interest Rate	Interest Rate	No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	No	4	—	4	—	—	—	—	—	—
				Total	4	—	4	—	—	—	—	—	—

					Balance as of 12-31-2017
					Current			Non-Current
		Effective	Nominal	Secured (Yes /	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Interest Rate	Interest Rate	No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	No	109	—	109	—	—	—	—	—	—
				Total	109	—	109	—	—	—	—	—	—

•                  Identification of Bank Loans by Company

										Balance as of 12-31-2018
										Current
Taxpayer ID			Taxpayer ID				Effective Interest	Nominal	Interest	Less than 90 days	More than 91 days	Total Current
No. (RUT)	Company	Country	No. (RUT)	Financial Institution	Country	Currency	Rate	Interest Rate	payment	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	4	—	4
				Total	ThCh$					4	—	4

										Balance as of 12-31-2017
										Current
Taxpayer ID			Taxpayer ID				Effective Interest	Nominal	Interest	Less than 90 days	More than 91 days	Total Current
No. (RUT)	Company	Country	No. (RUT)	Financial Institution	Country	Currency	Rate	Interest Rate	payment	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	97	—	97
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	12		12
				Total	ThCh$					109	—	109

19.3       Unsecured liabilities

The detail of unsecured liabilities by currency and maturity as of December 31, 2018 and 2017 is as follows:

					Balance as of 12-31-2018
					Current			Non-current
		Effective Interest	Nominal Interest	Secured	One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	7,144,997	2,493,452	9,638,449	—	—	—	—	487,595,270	487,595,270
Chile	UF	6.00%	5.48%	No	—	32,142,094	32,142,094	30,793,493	30,793,493	30,793,493	30,793,493	173,944,463	297,118,435
				Total	7,144,997	34,635,546	41,780,543	30,793,493	30,793,493	30,793,493	30,793,493	661,539,733	784,713,705

					Balance as of 12-31-2017
					Current			Non-current
		Effective Interest	Nominal Interest	Secured	One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	6,322,081	2,206,269	8,528,350	—	—	—	—	430,228,859	430,228,859
Chile	UF	6.00%	5.48%	No	—	6,927,432	6,927,432	5,574,013	5,574,013	5,574,013	5,574,013	295,598,892	317,894,944
				Total	6,322,081	9,133,701	15,455,782	5,574,013	5,574,013	5,574,013	5,574,013	725,827,751	748,123,803

19.4       Secured liabilities

The detail of secured liabilities by currency and maturity as of December 31, 2018 and 2017 is as follows:

•      Summary of secured liabilities by currency and maturity

There are no secured liabilities as of December 31, 2018 and 2017.

•      Fair value measurement and hierarchy

The fair value of current and non-current bond obligations, both secured and unsecured, as of December 31, 2018 and 2017 totaled ThCh$ 966,998,354 and ThCh$ 947,565,989 respectively. During both periods, the obligations have been classified as Level 2 fair values based on the inputs from the valuation techniques used (see Note 3.g). Notably, these financial liabilities are measured at amortized cost. (See Note 3.f.4).

•      Secured and Unsecured Liabilities by Company

										Balance as of 12-31-2018
										Current			Non-current
													One to	Two to	Three to
							Effective	Nominal	Secured	Less than	More than		two	three	four	Four to	More than
Taxpayer ID			Taxpayer ID				Interest	Interest	(Yes	90 days	90 days	Total	years	years	years	five years	five years	Total
No.	Company	Country	No.	Company	Country	Currency	Rate	Rate	/ No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	4,693,498	—	4,693,498	—	—	—	—	142,300,747	142,300,747
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	1,500,880	—	1,500,880	—	—	—	—	48,131,124	48,131,124
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	950,619	—	950,619	—	—	—	—	22,694,249	22,694,249
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	—	2,493,452	2,493,452	—	—	—	—	274,469,150	274,469,150
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	—	6,513,162	6,513,162	5,733,684	5,733,684	5,733,684	5,733,684	25,386,928	48,321,664
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	—	25,628,932	25,628,932	25,059,809	25,059,809	25,059,809	25,059,809	148,557,535	248,796,771
				Total						7,144,997	34,635,546	41,780,543	30,793,493	30,793,493	30,793,493	30,793,493	661,539,733	784,713,705

										Balance as of 12-31-2017
										Current			Non-current
													One to	Two to	Three to
							Effective	Nominal	Secured	Less than	More than		two	three	four	Four to	More than
Taxpayer ID			Taxpayer ID				Interest	Interest	(Yes	90 days	90 days	Total	years	years	years	five years	five years	Total
No.	Company	Country	No.	Company	Country	Currency	Rate	Rate	/ No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	4,152,926	—	4,152,926	—	—	—	—	125,566,611	125,566,611
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	1,328,023	—	1,328,023	—	—	—	—	42,902,198	42,902,198
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	841,132	—	841,132	—	—	—	—	19,398,499	19,398,499
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	—	2,206,269	2,206,269	—	—	—	—	242,361,551	242,361,551
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	—	6,374,051	6,374,051	5,574,013	5,574,013	5,574,013	5,574,013	30,872,536	53,168,588
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	—	553,381	553,381	—	—	—	—	264,726,356	264,726,356
				Total						6,322,081	9,133,701	15,455,782	5,574,013	5,574,013	5,574,013	5,574,013	725,827,751	748,123,803

•                  Detail of Finance Lease Obligations

Balance as of December 31, 2018
								Current			Non-current
											One to	Two to	Three to
							Nominal	Less than	More than		two	three	four	Four to	More than
Taxpayer ID			Taxpayer ID				Interest	90 days	90 days	Total	years	years	years	five years	five years	Total
No.	Company	Country	No.	Name	Country	Currency	Rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	528,847	1,637,428	2,166,275	2,307,082	2,457,043	2,616,750	4,929,300	—	12,310,175
				Total						2,166,275						12,310,175

Balance as of December 31, 2017
								Current			Non-current
											One to	Two to	Three to
							Nominal	Less than	More than		two	three	four	Four to	More than
Taxpayer ID			Taxpayer ID				Interest	90 days	90 days	Total	years	years	years	five years	five years	Total
No.	Company	Country	No.	Name	Country	Currency	Rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	439,377	1,360,411	1,799,788	2,459,000	1,916,774	2,041,364	2,174,053	4,217,935	12,809,126
				Total						1,799,788						12,809,126

19.5   Hedged debt

Of the U.S. dollar denominated debt held by the Group as of December 31, 2018, ThCh 498,203,587 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (see Note 3.m). As of December 31, 2017, this amount was ThCh$ 440,823,086.

The following table details changes in “Reserve for cash flow hedges” for the years ended December 31, 2018, 2017 and 2016 due to exchange differences corresponding to this debt:

	12-31-2018	12-31-2017	12-31-2016
HEDGING RESERVE	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at beginning of year	(44,278,685)	(85,790,673)	(122,448,724)
Foreign currency exchange differences recorded in net equity	(41,257,222)	28,878,949	23,870,051
Recognition of foreign currency exchange differences in profit (loss)	11,321,589	12,633,039	12,788,000
Balance in hedging reserves (hedging income) at year end	(74,214,318)	(44,278,685)	(85,790,673)

19.6    Other information

As of December 31, 2018 and 2017 the Group had long-term lines of credit unconditionally available for use totaling ThCh$ 138,954,000 and ThCh$ 199,271,103 respectively.

19.7    Future undiscounted debt flows

The following table shows the estimates of undiscounted cash flows by type of financial debt:

•                     Summary of bank loans by currencies and maturities

				Balance as of 12-31-2018
				Current			Non-Current
		Nominal Interest	Secured (Yes /	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate	No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	No	4	—	4	—	—	—	—	—	—
			Total	4	—	4	—	—	—	—	—	—

				Balance as of 12-31-2017
				Current			Non-Current
		Nominal Interest	Secured (Yes /	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate	No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	No	109	—	109	—	—	—	—	—	—
			Total	109	—	109	—	—	—	—	—	—

•                     Summary of secured and unsecured liabilities by currency and maturity

					Balance as of 12-31-2018
					Current			Non-current
					One to	Three to			Two to
		Effective	Nominal		three	twelve		One to	three	Three to	Four to five	More than
		Interest	Interest	Secured	months	months	Total	two years	years	four years	years	five years	Total
Country	Currency	Rate	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.00%	6.90%	No	7,557,992	22,673,976	30,231,968	30,231,967	30,231,967	30,231,967	30,231,967	763,227,018	884,154,886
Chile	UF	6.00%	5.48%	No	6,603,562	49,871,556	56,475,118	54,036,540	51,597,963	49,159,386	46,720,808	224,787,689	426,302,386
				Total	14,161,554	72,545,532	86,707,086	84,268,507	81,829,930	79,391,353	76,952,775	988,014,707	1,310,457,272

					Balance as of 12-31-2017
					Current			Non-current
					One to	Three to			Two to
		Effective	Nominal		three	twelve		One to	three	Three to	Four to five	More than
		Interest	Interest	Secured	months	months	Total	two years	years	four years	years	five years	Total
Country	Currency	Rate	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.00%	6.90%	No	6,697,979	20,093,935	26,791,914	26,791,913	26,791,913	26,791,913	26,791,913	703,872,066	811,039,718
Chile	UF	6.00%	5.48%	No	5,775,038	22,689,438	28,464,476	51,927,014	49,837,566	47,748,117	45,658,669	256,892,562	452,063,928
				Total	12,473,017	42,783,373	55,256,390	78,718,927	76,629,479	74,540,030	72,450,582	960,764,628	1,263,103,646

•                     Summary of finance lease obligations

				Balance as of December 31, 2018
				Current			Non-current
		Nominal Interest	Secured	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.50%	No	760,090	2,278,842	3,038,932	3,034,977	3,030,765	3,026,279	5,044,764		14,136,785
		Total		760,090	2,278,842	3,038,932	3,034,977	3,030,765	3,026,279	5,044,764	—	14,136,785

				Balance as of December 31, 2017
				Current			Non-current
		Nominal Interest	Secured	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.50%	No	685,232	2,052,448	2,737,680	2,728,693	2,719,123	2,708,931	2,698,076	4,473,883	15,328,706
			Total	685,232	2,052,448	2,737,680	2,728,693	2,719,123	2,708,931	2,698,076	4,473,883	15,328,706

20.   RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks. The main principles in the Group’s risk management policy include the following:

•                  Compliance with good corporate governance standards.

•                  Strict compliance with all the Group’s internal policies.

•                  Each business and corporate area determines:

i)                 The markets in which it can operate based on its knowledge and ability to ensure effective risk management,

ii)              Criteria regarding counterparts; and

iii)           Authorized operators.

•                  Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•                  All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•                  Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Group policies, standards, and procedures.

20.1       Interest rate risk

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

The financial debt structure of the Group detailed by fixed and/or hedged and floating interest rate on total net debt, net of hedging derivative instruments, is as follows:

Gross position

	Balance as of
	12-31-2018	12-31-2017
	%	%
Fixed interest rate	93%	92%

20.2       Exchange rate risk

Exchange rate risks principally involve the following transactions:

•                  Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

•                  Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.

•                  Revenues in Group companies directly linked to changes in currencies other than those of its cash flows.

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

20.3       Commodities risk

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

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Company is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2018 there were current operations for 432 kTon of API2 to be settled in 2019, 994 kBbl of Brent to be settled in 2019, 225 kTon of BCI7 to be settled in 2019 and 0.2 TBtu of HH to be settled in 2019 (figures considered net hedged position).

As of December 31, 2017, the Group had swap hedges for 2.3 million MMBTU to be settled at January 2018.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

20.4       Liquidity risk

The Group’s liquidity risk management policy consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 19 and 21).

As of December 31, 2018 the Group has liquidity of cash and cash equivalent totaling ThCh$ 151,989,905 and unconditionally available lines of long-term credit totaling ThCh$ 138,954,000. As of December 31, 2017 the Group has liquidity of cash and cash equivalent totaling ThCh$ 211,027,141 and unconditionally available lines of long-term credit totaling ThCh$ 199,271,103.

20.5       Credit risk

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

Banks having investment grade ratings from the three main international rating agencies (Moody’s, S&P and Fitch) are considered in the investment selection process.

Investments may be backed with Chilean treasury bonds and/or with commercial paper issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

20.6       Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current VaR consists of the following:

•                  Financial debt.

•                  Hedge derivatives for debt, dividends and projects.

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

Given the aforementioned assumptions, the quarterly VaR of the positions discussed above corresponds to ThCh$ 36,993,336.

These values represent the potential increase of the Debt and Derivatives’ Portfolio, thus these VaR are inherently related, among other factors, to the Portfolio’s value at each quarter’s end.

21.   FINANCIAL INSTRUMENTS

21.1       Financial instruments, classified by type and category

a)             The detail of financial assets, less cash and cash equivalents, classified by type and category, as of December 31, 2018 and 2017 is as follows:

	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives designated for hedging
Balance as of 12-31-2018	ThCh$	ThCh$	ThCh$	ThCh$
Equity instruments	—	—	269,031	—
Trade and other receivables	—	371,656,536	—	—
Derivative instruments	1,491,497	—	1,423,613	38,169,894
Other financial assets	—	84,580	—	—
Total current	1,491,497	371,741,116	1,692,644	38,169,894
Equity instruments	—	—	2,326,484	—
Trade and other receivables	—	1,156,638	—	—
Derivative instruments	36,086	—	—	—
Total non-current	36,086	1,156,638	2,326,484	—
Total	1,527,583	372,897,754	4,019,128	38,169,894

	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives designated for hedging
Balance as of 12-31-2017	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables	—	301,379,119	—	—
Derivative instruments	10,343,671	—	5,742,633	20,038,433
Other financial assets	—	82,127	—	—
Total current	10,343,671	301,461,246	5,742,633	20,038,433
Equity instruments	6,353	—	2,595,342	—
Trade and other receivables	—	1,032,923	—	—
Derivative instruments	—	—	—	30,789,703
Total non-current	6,353	1,032,923	2,595,342	30,789,703
Total	10,350,024	302,494,169	8,337,975	50,828,136

b)             The detail of financial liabilities, classified by type and category, as of December 31, 2018 and 2017 is as follows:

	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial liabilities at fair value with changes in other comprehensive income	Financial derivatives designated for hedging
Balance as of 12-31-2018	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	43,946,822	—	—
Trade and other current payables	—	419,006,236	—	—
Derivative instruments	756,005	—	7,161,949	81,195,765
Other financial liabilities	—	—	—	—
Total current	756,005	462,953,058	7,161,949	81,195,765
Interest-bearing loans	—	797,023,880	—	—
Trade and other current payables	—	450,421	—	—
Derivative instruments	159,630	—	—	2,629,715
Total non-current	159,630	797,474,301	—	2,629,715
Total	915,635	1,260,427,359	7,161,949	83,825,480

	Financial liabilities held for trading	Loans and payables	Financial liabilities at fair value with changes in other comprehensive income	Financial derivatives designated for hedging
Balance as of 12-31-2017	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	17,255,679	—	—
Trade and other current payables	—	429,451,249	—	—
Derivative instruments	1,255,478	—	—	304,278
Other financial liabilities	889,026	—	—	—
Total current	2,144,504	446,706,928	—	304,278
Interest-bearing loans	—	760,932,929	—	—
Trade and other current payables	—	951,161	—	—
Derivative instruments	—	—	—	21,045,216
Total non-current	—	761,884,090	—	21,045,216
Total	2,144,504	1,208,591,018	—	21,349,494

21.2       Derivative instruments

The risk management policy of the Group primarily uses interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its derivatives as follows:

•                  Derivatives designated for Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•                  Derivatives designated for Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•                  Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recognized at fair value with changes in net profit (assets held for trading).

a)       Assets and liabilities for hedge derivative instruments

As of December 31, 2018 and 2017, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	Balance as of
	12-31-2018				12-31-2017
	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	38,169,894	—	81,195,765	2,629,715	20,038,433	30,789,703	304,278	21,045,216
Cash flow hedge	38,169,894	—	81,195,765	2,629,715	20,038,433	30,789,703	304,278	21,045,216
Total	38,169,894	—	81,195,765	2,629,715	20,038,433	30,789,703	304,278	21,045,216

•                  General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of	Description of		Fair value of hedged item	Fair value of hedged item
hedging	hedging	Description of	12-31-2018	12-31-2017	Type of risks
instrument	instrument	hedged item	ThCh$	ThCh$	hedged
SWAP	Exchange rate	Unsecured liabilities (bonds)	(18,892,399)	7,696,061	Cash flow
FORWARD	Exchange rate	Revenues	(26,763,187)	21,782,581	Cash flow

For the years ended December 31, 2018 and 2017, the Group has not recognized gains or losses for ineffective cash flow hedges, based in results of hedge effectiveness test.

b)       Financial derivative instrument assets and liabilities at fair through profit or loss

As of December 31, 2018 and 2017, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	Balance as of
	12-31-2018				12-31-2017
	Asset		Liabilities		Asset		Liabilities
	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$
Non-hedging derivative instruments	41,023	36,086	207,957	159,630	402,716	—	1,255,478	—
Total	41,023	36,086	207,957	159,630	402,716	—	1,255,478	—

These derivative instruments correspond to forward contracts entered into by the Group, whose purpose is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic background, they do not qualify as accounting hedge because they do not strictly comply with the accounting hedge requirements established in NIIF 9 “Financial Instruments: Recognition and Measurement”.

c)       Other disclosures on financial derivatives

The following tables present the fair value of hedging and non-hedging financial derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2018 and 2017:

	Balance as of 12-31-2018
		Notional value
	Fair value	Less than one year	1 - 2 years	2 - 3 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:	(45,655,586)	1,227,557,071	76,355,223	—	1,303,912,294
Cash flow hedges	(45,655,586)	1,227,557,071	76,355,223	—	1,303,912,294
Derivatives not designated for hedge accounting	(290,478)	34,525,045	29,457,793	1,913,220	65,896,058
Total	(45,946,064)	1,262,082,116	105,813,016	1,913,220	1,369,808,352

	Balance as of 12-31-2017
		Notional value
	Fair value	Less than one year	1 - 2 years	2 - 3 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:	29,478,642	306,350,419	525,812,635	—	832,163,054
Cash flow hedges	29,478,642	306,350,419	525,812,635	—	832,163,054
Derivatives not designated for hedge accounting	(852,762)	19,682,638	—	—	19,682,638
Total	28,625,880	326,033,057	525,812,635	—	851,845,692

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts recorded in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

21.3       Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchy described in Note 3.g above.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

		Fair value measured at end of reporting period using:
	Balance as of
	12-31-2018	Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	38,169,894	—	38,169,894	—
Financial derivatives not designated for hedge accounting	77,109	—	77,109	—
Commodity derivatives designated as non-cash flow hedge	1,450,474	—	1,450,474	—
Commodity derivatives designated as cash flow hedges	1,423,613	—	1,423,613	—
Available-for-sale financial assets, non-current	—	—	—	—
Equity instruments at fair value with changes in other comprehensive income	2,595,515	2,326,484	269,031
Total	43,716,605	2,326,484	41,390,121	—
Financial Liabilities
Financial derivatives designated as cash flow hedges	83,825,480	—	83,825,480	—
Financial derivatives not designated for hedge accounting	367,587	—	367,587	—
Commodity derivatives designated as non-cash flow hedge	548,048	—	548,048	—
Commodity derivatives designated as fair value hedge	7,161,949	—	7,161,949	—
Total	91,903,064	—	91,903,064	—

		Fair value measured at end of reporting period using:
	Balance as of
	12-31-2017	Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	50,828,136	—	50,828,136	—
Financial derivatives not designated for hedge accounting	402,716	—	402,716	—
Commodity derivatives designated as non-cash flow hedge	9,940,955	—	9,940,955	—
Commodity derivatives designated as cash flow hedges	5,472,633	—	5,742,633	—
Available-for-sale financial assets, non-current	6,353	6,353	—	—
Total	66,650,793	6,353	66,914,440	—
Financial Liabilities
Financial derivatives designated as cash flow hedges	21,349,494	—	21,349,494	—
Financial derivatives not designated for hedge accounting	1,255,478	—	1,255,478	—
Commodity derivatives designated as non-cash flow hedge	889,026	—	889,026	—
Commodity derivatives designated as fair value hedge		—	—	—
Total	23,493,998	—	23,493,998	—

22.   TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of December 31, 2018 and 2017 is as follows:

	Balance as of
	12-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Trade and other payables	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	106,415,197	—	94,132,901	—
Other payables	168,916,421	450,421	215,750,627	632,643
Total trade and other payables	275,331,618	450,421	309,883,528	632,643

The detail of trade and other payables as of December 31, 2018 and 2017 is as follows:

	Balance as of
	12-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Trade and other payables	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	66,627,358	—	80,832,851	—
Fuel and gas suppliers	39,787,839	—	13,300,050	—
Payables to tax authorities other than Corporate Income Tax	1,547,674	—	2,353,000	—
Payables for goods and services	32,379,106	6,765	56,004,450	5,431
Asset Purchases	111,336,945	—	90,585,971	—
Deposits in guarantee	183,514	—	194,193
Dividends payable to non-controlling interests	9,357,160	—	53,139,347	—
Mitsubishi contract (LTSA)	710,477	—	1,227,656	—
Other employee Benefits	12,745,222	—	11,741,237	—
Other payables	656,323	443,656	504,773	627,212
Total trade and other payables	275,331,618	450,421	309,883,528	632,643

See Note 20.4 for the description of the liquidity risk management policy.

The detail of payments due and paid as of December 31, 2018 and 2017 is presented in Appendix 6.

23.   PROVISIONS

a)             The breakdown of provisions as of December 31, 2018 and 2017 is as follows:

	Balance as of
	12-31-2018		12-31-2017
	Current	Non-current	Current	Non-current
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings	3,884,018	—	3,497,786	—
Decommissioning or restoration (*)	—	79,493,801	—	63,992,567
Other provisions	1,298,849	—	1,798,849	—
Total	5,182,867	79,493,801	5,296,635	63,992,567

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

b)             Changes in provisions for the years ended December 31, 2018, and 2017 are as follows:

	Legal Proceedings	Decommissioning and Restoration	Other Provisions	Total
Changes in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2018	3,497,786	63,992,567	1,798,849	69,289,202
Changes in Provisions
Increase (decrease) in existing provisions	991,032	12,485,197	—	13,476,229
Provisions used	(315,412)	—	(500,000)	(815,412)
Reversal of Not Used Provision (*)	(259,419)	—	—	(259,419)
Increase for adjustment to value of money over time	—	3,016,037	—	3,016,037
Foreign currency translation	(29,969)	—	—	(29,969)
Total changes in provisions	386,232	15,501,234	(500,000)	15,387,466
Closing Balance as of December 31, 2018	3,884,018	79,493,801	1,298,849	84,676,668

	Legal Proceedings	Decommissioning and Restoration	Other Provisions	Total
Changes in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	4,694,579	57,325,915	1,798,849	63,819,343
Changes in Provisions
Increase (decrease) in existing provisions	309,749	4,340,858	—	4,650,607
Provisions used	(495,166)	—	—	(495,166)
Reversal of Not Used Provision (*)	(1,016,300)	—	—	(1,016,300)
Increase for adjustment to value of money over time	—	2,325,794	—	2,325,794
Foreign currency translation	4,924	—	—	4,924
Total changes in provisions	(1,196,793)	6,666,652	—	5,469,859
Closing Balance as of December 31, 2017	3,497,786	63,992,567	1,798,849	69,289,202

(*)         Corresponds to reversals of provisions for Litigation.

24.   EMPLOYEE BENEFIT OBLIGATIONS

24.1     General information

The Company and GasAtacama Chile S.A. provide various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

•                  Defined benefit plans:

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

24.2     Details, changes and presentation in financial statements

a)             The post-employment obligations associated with the defined benefits plan as of December 31, 2018 and 2017 are as follows:

	Balance as of
	12-31-2018	12-31-2017
Post-employment obligations	ThCh$	ThCh$
Post-employment obligations	14,610,975	14,875,948
Total	14,610,975	14,875,948
Non-current portion	14,610,975	14,875,948

b)             The balance and changes in post-employment defined benefit obligations as of and for the years ended December 31, 2018, 2017 and 2016 are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Closing balance as of December 31, 2016	15,820,557
Current service cost	790,850
Net interest cost	691,075
Actuarial gains from changes in financial assumptions	(310,557)
Actuarial gains from changes in seniority adjustments	58,581
Contributions paid by the Company	(1,993,830)
Transfer of personnel	(180,728)
Closing balance as of December 31, 2017	14,875,948
Current service cost	680,467
Net interest cost	695,935
Actuarial gains from changes in financial assumptions	145,338
Actuarial gains from changes in seniority adjustments	179,914
Contributions paid by the Company	(1,925,219)
Past service costs	(39,060)
Transfer of personnel	(2,348)
Closing balance as of December 31, 2018	14,610,975

The Group companies make no contributions to funds for financing the payment of these benefits.

c)              The following amounts were recognized in the consolidated statement of comprehensive income for continuing and discontinued operations for the years ended December 31, 2018, 2017 and 2016:

	For the year ended
	12-31-2018	12-31-2017	12-31-2016
Expense Recognized in Comprehensive Income Statement	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	680,467	790,850	802,823
Interest cost for defined benefits plan	695,935	691,075	705,211
Past service costs	(39,060)	—	—
Expenses recognized in the Statement of Income	1,337,342	1,481,925	1,508,034
Losses from remeasurement of defined benefit plans	325,252	(251,976)	1,757,402
Total expense recognized in Comprehensive Income Statement	1,662,594	1,229,949	3,265,436

24.3     Other disclosures

Actuarial assumptions

As of December 31, 2018 and 2017 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile
Actuarial assumptions	12-31-2018	12-31-2017
Discount rates used	4.70%	5.00%
Expected rate of salary increases	3.80%	4.00%
Mortality tables	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014
Expected rotation rate	4.0%	3.8%

Sensitivity

As of December 31, 2018, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 905,602 (ThCh$ 923,224 as of December 31, 2017) if the rate rises and an increase of ThCh$ 1,034,800, (ThCh$ 1,076,294 as of December 31, 2018 and 2017 respectively) if the rate falls.

Future disbursements

The estimates available indicate that disbursements for defined benefit plans will increase to ThCh$ 2,047,818 for the current year.

Term of commitments

The Group’s benefit obligations have a weighted average term of 6.93 years, and the flow for benefits for the next 10 years and more is expected to be as follows:

Years	ThCh$
1	2,047,818
2	1,122,495
3	1,604,246
4	1,280,802
5	1,205,286
More than 5	6,551,575

25.   TOTAL EQUITY

25.1     Equity attributable to the Parent

25.1.1     Subscribed and paid-up capital and number of shares

As of December 31, 2018 is ThCh$ 552,777,321, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile and New York Stock Exchange (NYSE).

As a result of the Spin-off, share premium, raised from capital contributions made in 1986 and 1994, which amounted to ThCh$ 206,008,557 as of December 31, 2015, as of December 31, 2016 decreased to ThCh $ 85,511,492.

During the years ended December 31, 2018 and 2017, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

25.1.2     Dividends

The shareholders at the Ordinary Shareholders’ Meeting held on April 25, 2017 approved the dividend policy for 2017. This policy established the distribution as final dividends of an amount equal to 55% of net profits for 2017, of which up to 15% of net profit for the nine month period ended September 30, 2016, as shown in the financial statements at that date, represent provisional interim dividends to be paid in January 2018. Since the aforementioned interim dividend No. 63 was paid on January 26, 2018, the Ordinary General Shareholders’ Meeting held on April 24, 2018 approved and paid the remainder of the final dividend No. 64, amounting to Ch$ 23,12488 per share, which was paid on May 18, 2018.

The General Shareholders’ Meeting of Enel Generación Chile, held on April 24, 2018 approved, as Dividend Policy, which the Board plans to implement during the 2018 fiscal year, the distribution as a final dividend of an amount equivalent to 60% of the net profits for the year 2018.  It also approved the distribution of an interim dividend of up to 50% of the net profits as per the financial statements as of September 30, 2018 , to be paid in January 2019.

Compliance with the aforementioned dividend plan is subject to the actual net profit earned by the Company during the applicable year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid by the Company in recent years:

Number	Type of Dividends	Payment date	Pesos per Share	Effecting the year
49	Interim	1-26-2011	6.42895	2010
50	Final	5-11-2011	26.09798	2010
51	Interim	1-19-2012	5.08439	2011
52	Final	5-17-2012	22.1582	2011
53	Interim	1-24-2013	3.04265	2012
54	Final	5-9-2013	11.24302	2012
55	Interim	1-31-2014	3.87772	2013
56	Final	5-15-2014	17.69856	2013
57	Interim	1-27-2015	3.44046	2014
58	Final	5-25-2015	16.95495	2014
59	Interim	1-29-2016	3.55641	2015
60	Final	5-24-2016	11.02239	2015
61	Interim	1-27-2017	7.24787	2016
62	Final	05-26-2017	21.5605	2016
63	Interim	01-26-2018	4.93614	2017
64	Final	05-18-2018	23.12488	2017
65	Interim	01-05-2019	11.19557	2018

25.2     Foreign currency translation reserves

The following table details currency translation adjustments attributable to the shareholders of the Parent in the consolidated statement of financial position for the years ended December 31, 2018, 2017 and 2016:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Reserves for Accumulated Currency Translation Differences	ThCh$	ThCh$	ThCh$
GasAtacama Chile S.A.	6,674,136	11,688,351	14,979,960
Others	547,835	920,567	1,230,881
Total	7,221,971	12,608,918	16,210,841

25.3     Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a solid financial position.

25.4     Restrictions on subsidiaries transferring funds to the parent

As of December 31, 2018 and 2017, there were no restrictions on funds transfers from subsidiaries to the parent.

25.5     Other reserves

Other reserves within equity attributable to shareholders of the Parent for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Balance as of		Balance as of
	1-1-2018	Changes	12-31-2018
Other Reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation	12,608,918	(5,386,947)	7,221,971
Cash flow hedges	(52,329,034)	(101,233,208)	(153,562,242)
Remeasurement of available-for-sale financial assets	(1,027)	(11)	(1,038)
Other comprehensive income from non-current assets held for distribution to owners	—	—	—
Other miscellaneous reserves	(35,068,098)	3,646,134	(31,421,964)
Total	(74,789,241)	(102,974,032)	(177,763,273)

	Balance as of		Balance as of
	1-1-2017	Changes	12-31-2017
Other Reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation	16,210,841	(3,601,923)	12,608,918
Cash flow hedges	(123,499,401)	71,170,367	(52,329,034)
Remeasurement of available-for-sale financial assets	(1,033)	6	(1,027)
Other comprehensive income from non-current assets held for distribution to owners	2,722,113	(2,722,113)	—
Other miscellaneous reserves	(32,188,067)	(2,880,031)	(35,068,098)
Total	(136,755,547)	61,966,306	(74,789,241)

	Balance as of		Balance as of
	1-1-2016	Changes	12-31-2016
Other Reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation	19,691,866	(3,481,025)	16,210,841
Cash flow hedges	(205,691,575)	82,192,174	(123,499,401)
Remeasurement of available-for-sale financial assets	(1,046)	13	(1,033)
Other comprehensive income from non-current assets held for distribution to owners	(202,189,042)	204,911,155	2,722,113
Other miscellaneous reserves	(719,716,306)	687,528,239	(32,188,067)
Total	(1,107,906,103)	971,150,556	(136,755,547)

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

25.6     Other miscellaneous reserves:

The main items of other miscellaneous reserves and their effects for the nine month periods ended December 31, 2018 and 2017, are the following:

	Balance as of	Balance as of
	12-31-2018	12-31-2017
Other Miscellaneous Reserves	ThCh$	ThCh$
Reserve for corporate reorganization (“Spin-Off”) (1)	458,265,366	458,265,366
Reserve for transition to IFRS (2)	(493,425,043)	(493,425,043)
Reserve for subsidiaries transactions (3)	(4,047,287)	(4,047,287)
Other miscellaneous reserves (4)	7,785,000	4,138,866
Total miscellaneous reserves	(31,421,964)	(35,068,098)

(1)         Reserve for corporate reorganization (Spin-Offs of companies) completed on March 1, 2016. Corresponds to the effects from the reorganization of the Company and the separation of the Chilean business into a new entity, Endesa Américas S.A. (see Note 5.2).

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

25.7     Non-controlling interests

The details of non-controlling interests are as follows:

		% financial interest
		Equity		Profit (loss)
Non-Controlling Interests	Non-Controlling	12-31-2018	12-31-2017	12-31-2018	12-31-2017
Company	Interests	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	7.35%	10,310,215	9,963,472	6,885,422	5,649,253
GasAtacama Chile S.A. (*)	2.63%	16,660,247	17,532,754	2,290,359	1,439,148
Total		26,970,462	27,496,226	9,175,781	7,088,401

26.   REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income for the years ended December 31, 2018, 2017 and 2016 is as follows:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Revenues	ThCh$	ThCh$	ThCh$
Energy sales	1,369,333,310	1,457,671,722	1,516,688,442
Generation	1,369,333,310	1,457,671,722	1,516,688,442
Regulated customers	997,315,635	1,101,089,106	1,180,042,597
Non-regulated customers	337,748,542	285,623,737	234,641,908
Spot market sales	34,269,133	70,958,879	102,003,937
Other sales	103,745,285	94,452,287	64,638,599
Natural gas sales	103,717,558	91,652,707	64,443,715
Sales of products and services	27,727	2,799,580	194,884
Other services provided	8,475,543	46,908,131	58,632,774
Tolls and transmission	3,267,012	38,850,596	50,437,592
Engineering and consulting services	231,373	—	—
Other services	4,977,158	8,057,535	8,195,182
Total operating revenue	1,481,554,138	1,599,032,140	1,639,959,815

	ThCh$	ThCh$	ThCh$
Other operating income
Commodity derivatives	9,819,777	20,328,649	10,794,682
Other income (1)	29,680,268	15,576,299	8,972,832
Total Other operating income	39,500,045	35,904,948	19,767,514

(1)         For the year ended December 31, 2018, this includes Central Tarapacá indemnization for ThCh$ 21,987,899 (ThCh$ 0 for 2017).

27.  RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the years ended December 31, 2018, 2017 and 2016 is as follows:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Raw Materials and Consumables	ThCh$	ThCh$	ThCh$
Energy purchases	(326,365,798)	(346,954,692)	(335,731,822)
Fuel consumption	(230,993,754)	(280,739,362)	(295,148,838)
Transportation costs	(141,551,194)	(152,869,838)	(192,502,995)
Other raw materials and consumables	(111,063,406)	(123,414,114)	(71,676,459)
Total raw materials and consumables	(809,974,152)	(903,978,006)	(895,060,114)

28.  EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Employee Benefits Expense	ThCh$	ThCh$	ThCh$
Wages and salaries	(44,154,344)	(44,367,982)	(47,845,074)
Post-employment benefit obligations expense	(641,407)	(790,850)	(802,823)
Social security and other contributions	(5,797,834)	(6,524,962)	(7,031,344)
Other staff expenses	(3,206,953)	(2,538,676)	(4,670,831)
Total employee benefits expense	(53,800,538)	(54,222,470)	(60,350,072)

29.  DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss for the years ended December 31, 2018, 2017 and 2016 is as follows:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Depreciation, amortization and impairment losses	ThCh$	ThCh$	ThCh$
Depreciation	(111,507,897)	(114,203,295)	(130,397,533)
Amortization	(6,257,366)	(3,134,258)	(2,202,848)
Subtotal	(117,765,263)	(117,337,553)	(132,600,381)
(Impairment)/Reversal of impairment (*)	(100,900)	55,494	(30,785,531)
Total depreciation, amortization and impairment losses	(117,866,163)	(117,282,059)	(163,385,912)

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
(1) (Impairment)/Reversal of impairment	ThCh$	ThCh$	ThCh$
(Impairment)/Reversal of impairment	(100,900)	55,494	—
(Impairment)/Reversal of impairment of property, plant and equipment	—	—	(30,785,531)
Total	(100,900)	55,494	(30,785,531)

(*)         See Note 10.c and Appendix 5.b.

30.            OTHER EXPENSES BY NATURE

Other operating expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Other expenses by nature	ThCh$	ThCh$	ThCh$
Professional, outsourced and other services	(21,459,861)	(27,666,155)	(31,529,339)
Other supplies and services	(19,184,762)	(18,746,799)	(16,538,925)
Insurance premiums	(13,270,568)	(12,479,501)	(15,963,457)
Taxes and charges	(2,549,959)	(3,411,239)	(3,589,932)
Repairs and maintenance	(7,386,375)	(2,183,793)	(2,467,908)
Marketing, public relations and advertising	(205,114)	(388,562)	(713,691)
Leases and rental costs	(5,011,340)	(3,606,514)	(1,229,779)
Environmental expenses	(6,024,405)	(3,862,251)	(1,341,773)
Huechún and Chillán projects written-off (*)	—	—	(2,549,926)
Current projects written-off (**)	—	(25,105,910)	(33,930,297)
Other supplies	(5,738,384)	(2,720,780)	(4,680,233)
Travel expenses	(1,321,048)	(1,925,277)	(1,974,202)
Indemnities and fines	(327,131)	(724,239)	(2,793,753)
Total other expenses by nature	(82,478,947)	(102,821,020)	(119,303,215)

(*)         See Note 17.7.8.

(**)  See Note 17.7.8, 8 and 9.

31.            OTHER GAINS, NET

Other gains, net for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Other gains (losses)	ThCh$	ThCh$	ThCh$
Gain on disposal of Electrogas (*)	—	105,311,912	—
Gain on disposal of Lineas de Transmision Pangue Duqueco	3,024,549	—	—
Gain on disposal of GNL Quintero (**)	—	—	121,325,018
Gain on sale of land	—	7,626,100	—
Other	409,954	150,857	165,956
Total other gains, net	3,434,503	113,088,869	121,490,974

(*)         See Notes 5.1.

(**)  See Note 14.1.c.

32.            FINANCIAL RESULTS

Financial income and costs for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Financial Income	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	5,527,543	3,077,708	2,150,797
Other financial income	250,699	2,195,964	3,999,954
Total financial income	5,778,242	5,273,672	6,150,751

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Financial Costs	ThCh$	ThCh$	ThCh$
Financial Costs	(48,189,495)	(50,851,829)	(55,701,778)
Bank loans	(22,576)	(261)	(2,033,835)
Secured and unsecured obligations	(43,965,839)	(42,708,253)	(44,268,489)
Valuation of financial derivatives	—	(1,067,820)	(824,922)
Post-employment benefit obligations	(695,935)	(691,075)	(705,211)
Capitalized borrowing costs (*)	6,523,443	4,078,463	3,001,211
Formalization of debts and other associated expenses	—	(836,174)	—
Other	(10,028,588)	(9,626,709)	(10,870,532)
Gains from indexed assets and liabilities, net (a)	(2,480,291)	145,608	606,075
Foreign currency exchange differences (a)	(3,055,807)	8,822,301	13,266,320
Positive	18,458,283	19,563,838	48,546,664
Negative	(21,514,090)	(10,741,537)	(35,280,344)
Total financial costs	(53,725,593)	(41,883,920)	(41,829,383)
Total financial results	(47,947,351)	(36,610,248)	(35,678,632)

(*)         See Note 17.4.a.

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Gains from indexed assets and liabilities, net (a)	ThCh$	ThCh$	ThCh$
Other financial assets (derivative instruments)	7,676,500	4,657,016	7,188,900
Other non-financial assets	—	—	—
Trade and other accounts receivable	—	—	452,440
Current tax receivables and liabilities	3,020,250	1,039,755	1,979,594
Other financial liabilities (financial debt and derivative instruments)	(9,390,716)	(5,551,163)	(9,014,859)
Total Gains from indexed	1,306,034	145,608	606,075
Total Hyperinflation (*)	(3,786,325)	—	—
Total gains from indexed assets and liabilities, net	(2,480,291)	145,608	606,075

(*) See Note 6.

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Foreign currency exchange differences (b)	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	(938,799)	3,109,046	183,225
Other financial assets (derivative instruments)	5,973,179	10,895,862	25,048,205
Other non-financial assets	55,196	—	—
Trade and other accounts receivable	4,105,799	363,325	2,541,385
Current tax receivables and liabilities	—	(188,270)	—
Other financial liabilities (financial debt and derivative instruments)	(7,440,825)	(4,358,937)	(18,217,515)
Trade and other accounts payable	(4,810,357)	(998,725)	3,711,020
Total foreign currency exchange differences	(3,055,807)	8,822,301	13,266,320

33.            INCOME TAXES

The following table presents the components of the income tax expense/(benefit) recognized in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016:

	For the years ended
	12-31-2018	12-31-2017	12-31-2016
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThCh$	ThCh$	ThCh$
Current income tax	(47,840,814)	(133,038,125)	(135,594,643)
Adjustments to current tax from the previous period	(5,882,343)	(24,409)	(295,585)
Current tax income/(expense) related to hedge accounting	(38,594,801)	18,309,177	23,630,564
Current tax expense, net	(92,317,958)	(114,753,357)	(112,259,664)
Expense from deferred taxes for origination and reversal of temporary differences	(17,447,105)	2,653,838	29,042,729
Expense for deferred income tax due to changes in tax rates or the introduction of new taxes	4,818,298	—	—
Total deferred tax benefit	(12,628,807)	2,653,838	29,042,729
Income tax expense, continuing operations	(104,946,765)	(112,099,519)	(83,216,935)

The principal temporary differences are detailed in Note 16.a.

The following table reconciles computed income tax expense resulting from applying the applicable statutory tax rate to “Profit before income taxes” and the actual income tax expense recognized in the accompanying Consolidated Statement of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016:

	Rate	12-31-2018	Rate	12-31-2017	Rate	12-31-2016
Reconciliation of Tax Expense	%	ThCh$	%	ThCh$	%	ThCh$
ACCOUNTING PROFIT BEFORE INCOME TAX		423,152,001		537,641,734		525,076,863
Total tax income (expense) using statutory rate	(27.00)%	(114,251,041)	(25.50)%	(137,098,643)	(24.00)%	(126,018,446)
Tax effect of rates applied in other countries	—	—	0.06%	328,968	0.06%	330,353
Tax effect of non-taxable revenues	0.19%	801,347	6.43%	34,547,907	7.51%	39,421,280
Tax effect of non-tax-deductible expenses	(0.32)%	(1,370,485)	(3.09)%	(16,589,585)	(1.95)%	(10,216,591)
Tax effect of adjustments to deferred taxes in previous periods	(1.39)%	(5,882,343)	(0.00)%	(24,409)	(0.05)%	(295,585)
Deferred tax adjustments from previous years	1.14%	4,818,298	—	—	—	—
Price level restatement for tax purposes (equity investments)	2.58%	10,937,459	1.25%	6,736,243	2.58%	13,562,054
Total adjustments to tax expense using statutory rates	2.20%	9,304,276	4.65%	24,999,124	8.15%	42,801,511
Actual income tax expense	(24.80)%	(104,946,765)	(20.85)%	(112,099,519)	(15.85)%	(83,216,935)

34.            SUPPLEMENTAL DISAGGREGATED FINANCIAL INFORMATION

In the development of its activity, the organization of Enel Generación Chile was previously organized on the basis of the priority focus on its main business, consisting of the generation of electrical energy. Bearing in mind the differentiated information that is analyzed by the Administration for decision making, the information by segments had been presented following a geographical distribution by country:

•                  Chile.

•                  Argentina. (discontinued)

•                  Perú. (discontinued)

•                  Colombia.  (discontinued)

However, since the corporate reorganization was carried out (see note 5.2.), and operations outside Chile are presented as discontinued operations in the consolidated financial statements, the Group no longer has operating segments as defined by IFRS 8 “Segments”. The financial information currently provided to the Administration for decision making is the same included in the Group’s consolidated financial statements. The Company, for comparative purposes, has chosen to voluntarily present supplementary disaggregated information of the net results and cash flows related to discontinued operations, on a geographical basis. The accounting policies used to determine this supplementary disaggregated financial information are the same as those used in the preparation of the Group’s consolidated financial statements.

The Group generates substantially all of its income from continuing operations in Chile. Likewise, in Chile there are substantially all non-current assets.

Supplementary financial information disaggregated (detail):

	Chile			Argentina			Colombia			Perú			Eliminations			Total
	As of 31, December			As of 31, December			As of 31, December			As of 31, December			As of 31, December			As of 31, December
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Country	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF INCOME
REVENUES AND OTHER OPERATING INCOME	1,521,054,183	1,634,937,088	1,659,727,329	—	—	—	—	—	—	—	—	—	—	—	—	1,521,054,183	1,634,937,088	1,659,727,329
Revenues	1,481,554,138	1,599,032,140	1,639,959,815	—	—	—	—	—	—	—	—	—	—	—	—	1,481,554,138	1,599,032,140	1,639,959,815
Energy sales	1,369,333,310	1,457,671,722	1,516,688,442	—	—	—	—	—	—	—	—	—	—	—	—	1,369,333,310	1,457,671,722	1,516,688,442
Other sales	103,745,285	94,452,287	64,638,599	—	—	—	—	—	—	—	—	—	—	—	—	103,745,285	94,452,287	64,638,599
Other services rendered	8,475,543	46,908,131	58,632,774	—	—	—	—	—	—	—	—	—	—	—	—	8,475,543	46,908,131	58,632,774
Other operating income	39,500,045	35,904,948	19,767,514													39,500,045	35,904,948	19,767,514

RAW MATERIALS AND CONSUMABLES USED	(809,974,152)	(903,978,006)	(895,060,114)	—	—	—	—	—	—	—	—	—	—	—	—	(809,974,152)	(903,978,006)	(895,060,114)
Energy purchases	(326,365,798)	(346,954,692)	(335,731,822)	—	—	—	—	—	—	—	—	—	—	—	—	(326,365,798)	(346,954,692)	(335,731,822)
Fuel consumption	(230,993,754)	(280,739,362)	(295,148,838)	—	—	—	—	—	—	—	—	—	—	—	—	(230,993,754)	(280,739,362)	(295,148,838)
Transportation expenses	(141,551,194)	(152,869,838)	(192,502,995)	—	—	—	—	—	—	—	—	—	—	—	—	(141,551,194)	(152,869,838)	(192,502,995)
Other miscellaneous supplies and services	(111,063,406)	(123,414,114)	(71,676,459)	—	—	—	—	—	—	—	—	—	—	—	—	(111,063,406)	(123,414,114)	(71,676,459)

CONTRIBUTION MARGIN	711,080,031	730,959,082	764,667,215	—	—	—	—	—	—	—	—	—	—	—	—	711,080,031	730,959,082	764,667,215

Other work performed by the entity and capitalized	7,449,013	7,226,484	9,758,304	—	—	—	—	—	—	—	—	—	—	—	—	7,449,013	7,226,484	9,758,304
Employee benefit expense	(53,800,538)	(54,222,470)	(60,350,072)	—	—	—	—	—	—	—	—	—	—	—	—	(53,800,538)	(54,222,470)	(60,350,072)
Other expenses	(82,478,947)	(102,821,020)	(119,303,215)	—	—	—	—	—	—	—	—	—	—	—	—	(82,478,947)	(102,821,020)	(119,303,215)

GROSS OPERATING INCOME	582,249,559	581,142,076	594,772,232	—	—	—	—	—	—	—	—	—	—	—	—	582,249,559	581,142,076	594,772,232

Depreciation and amortization expense	(117,765,263)	(117,337,553)	(132,600,381)	—	—	—	—	—	—	—	—	—	—	—	—	(117,765,263)	(117,337,553)	(132,600,381)
Impairment losses (reversals of impairment losses) recognized in profit or loss	(100,900)	55,494	(30,785,531)	—	—	—	—	—	—	—	—	—	—	—	—	(100,900)	55,494	(30,785,531)
								—	—
OPERATING INCOME	464,383,396	463,860,017	431,386,320	—	—	—	—	—	—	—	—	—	—	—	—	464,383,396	463,860,017	431,386,320

FINANCIAL RESULT	(47,947,351)	(36,610,248)	(35,678,632)	—	—	—	—	—	—	—	—	—	—	—	—	(47,947,351)	(36,610,248)	(35,678,632)
Financial income	5,778,242	5,273,672	6,150,751	—	—	—	—	—	—	—	—	—	—	—	—	5,778,242	5,273,672	6,150,751
Income from deposits and other financial instruments	5,527,543	3,077,708	2,150,797	—	—	—	—	—	—	—	—	—	—	—	—	5,527,543	3,077,708	2,150,797
Other financial income	250,699	2,195,964	3,999,954	—	—	—	—	—	—	—	—	—	—	—	—	250,699	2,195,964	3,999,954
Financial costs	(48,189,495)	(50,851,829)	(55,701,778)	—	—	—	—	—	—	—	—	—	—	—	—	(48,189,495)	(50,851,829)	(55,701,778)
Bank borrowings	(22,576)	(261)	(2,033,835)	—	—	—	—	—	—	—	—	—	—	—	—	(22,576)	(261)	(2,033,835)
Secured and unsecured obligations	(43,965,839)	(42,708,253)	(44,268,489)	—	—	—	—	—	—	—	—	—	—	—	—	(43,965,839)	(42,708,253)	(44,268,489)
Other	(4,201,080)	(8,143,315)	(9,399,454)	—	—	—	—	—	—	—	—	—	—	—	—	(4,201,080)	(8,143,315)	(9,399,454)
Gains (losses) from indexed assets and liabilities	(2,480,291)	145,608	606,075	—	—	—	—	—	—	—	—	—	—	—	—	(2,480,291)	145,608	606,075
Foreign currency exchange differences	(3,055,807)	8,822,301	13,266,320	—	—	—	—	—	—	—	—	—	—	—	—	(3,055,807)	8,822,301	13,266,320
Positive	18,458,283	19,563,838	48,546,664	—	—	—	—	—	—	—	—	—	—	—	—	18,458,283	19,563,838	48,546,664
Negative	(21,514,090)	(10,741,537)	(35,280,344)	—	—	—	—	—	—	—	—	—	—	—	—	(21,514,090)	(10,741,537)	(35,280,344)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	3,281,453	(2,696,904)	7,878,201	—	—	—	—	—	—	—	—	—	—	—	—	3,281,453	(2,696,904)	7,878,201
Other gains (losses)	3,434,503	113,088,869	121,490,974	—	—	—	—	—	—	—	—	—	—	—	—	3,434,503	113,088,869	121,490,974
Gain (loss) from other investments	409,954	105,462,769	121,457,430	—	—	—	—	—	—	—	—	—	—	—	—	409,954	105,462,769	121,457,430
Gain (loss) from the sale of property, plant and equipment	3,024,549	7,626,100	33,544	—	—	—	—	—	—	—	—	—	—	—	—	3,024,549	7,626,100	33,544

INCOME BEFORE TAX	423,152,001	537,641,734	525,076,863	—	—	—	—	—	—	—	—	—	—	—	—	423,152,001	537,641,734	525,076,863

Income tax	(104,946,765)	(112,099,519)	(83,216,935)	—	—	—	—	—	—	—	—	—	—	—	—	(104,946,765)	(112,099,519)	(83,216,935)

Net income from continuing operations	318,205,236	425,542,215	441,859,928	—	—	—	—	—	—	—	—	—	—	—	—	318,205,236	425,542,215	441,859,928
Net income from discontinued operations	—	—	5,889,236	—	—	15,063,586	—	—	32,152,791	—	—	26,466,832	—	—	—	—	—	79,572,445
NET INCOME	318,205,236	425,542,215	447,749,164	—	—	15,063,586	—	—	32,152,791	—	—	26,466,832	—	—	—	318,205,236	425,542,215	521,432,373

Net income attributable to:	—	425,542,215	447,749,164	—	—	15,063,586	—	—	32,152,791	—	—	26,466,832	—	—	—	318,205,236	425,542,215	521,432,373
Shareholders of Enel Chile																309,029,455	418,453,814	472,558,428
Non-controlling interests																9,175,781	7,088,401	48,873,945

	Chile			Argentina			Colombia			Peru			Eliminations			Total
	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016	12-31-2018	12-31-2017	12-31-2016
Country	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF CASH FLOW
Net cash provided by (used in) operating activities	465,273,275	488,167,382	490,177,558	—	—	13,638,776	—	—	47,055,127	—	—	8,317,128	—	—	—	465,273,275	488,167,382	559,188,589
Net cash (used in) provided by investing activities	(228,125,034)	(91,867,647)	(34,631,759)	—	—	(5,901,336)	—	—	(16,448,412)	—	—	(3,598,013)	—	—	—	(228,125,034)	(91,867,647)	(60,579,520)
Net cash (used in) provided by financing activities	(291,939,624)	(301,835,211)	(388,561,440)	—	—	(17,813,237)	—	—	(90,476,446)	—	—	(22,802,105)	—	—	—	(291,939,624)	(301,835,211)	(519,653,228)

35. THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

35.1     Direct guarantees

As of December 31, 2018 and 2017 no property, plant and equipment was pledged as security for liabilities.

As of December 31, 2018, the Group does not have future energy purchase commitments (ThCh$ 3,938,524,357 as of December 31,2017).

35.2     Indirect guarantees

There were no indirect guarantees as of December 31, 2018 and 2017.

35.3     Litigation and arbitration

As of the date of these consolidated financial statements, the most relevant litigation involving the Group are as follows:

Pending lawsuits of the Company and Subsidiaries

1.              Inversiones Tricahue S.A., a minority shareholder of Empresa Eléctrica Pehuenche S.A., requested in the 20th Civil Court of Santiago the designation of an arbitrator, to hear and resolve the arbitration claim that Inversiones Tricahue S.A. seeks to bring against Empresa Eléctrica Pehuenche S.A., Enel Generación Chile S.A., Enel Chile S.A., and the directors of these three companies, for the alleged damages that the Pehuenche management allegedly inflicted on the minority shareholders, as a result of the Project Elqui reorganization and the development of Pehuenche’s electricity generation business.

Once the request for the appointment of an arbitrator was presented, the three defendant companies and their directors submitted numerous objections, all of which were rejected by the ruling of June 25, 2018. The defendants filed an appeal to the ruling, which to date is pending a decision. Subsequently, Mr. Nelson Contador was designated as a referee judge whom accepted the position. The companies and their directors appealed the appointment of arbitrator judge, granting said recourse in the only devolutive effect. Against this resolution, the defendants filed an appeal to the ruling claiming that said appeal should have been granted in both cases ordering the suspension of the sentence while the appeals are resolved. For its part, the plaintiff also filed an appeal in the ruling. Both resources are pending resolution.

2.              GasAtacama Chile S.A.: By means of ORD No. 5,705 of May 23, 2016, the Superintendency of Electricity and Fuels, filed charges against GasAtacama Chile S.A. for providing allegedly erroneous information to the centralized operating agent of the national CDEC-SING with respect to the Technical Minimum (MT) and Average Time of the Operation parameters (TMO) during the period between January 1, 2011 and October 29, 2015, GasAtacama Chile S.A. presented its objections, which were rejected by the Superintendency’s Resolution No. 014606 of August 4 of 2016, which imposed a fine of 120,000 UTM (ThCh $5,802,360). In opposition to the above mentioned resolution of the Superintendency that applied the fine, GasAtacama Chile S.A. submitted a request for reconsideration before the Superintendency, which was rejected through Resolution No. 15908, dated November 2, 2016, which confirms the totality of the fine imposed. In opposition to the resolution, GasAtacama Chile S.A. filed a claim of illegality before the Court of Appeals of Santiago, recognizing a provision for 25% of the fine. The Court of Appeals of Santiago, meanwhile, on April 9, 2019, issued a ruling that reduced the fine imposed from 10,000 UTA (120,000 UTM) to 500 UTA. Both the Superintendency of Electricity and Fuels and GasAtacama Chile S.A. filed appeals before the Supreme Court against this ruling, which is pending admissibility, hearing and resolution.

The management of Enel Generación Chile S.A. considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks resulting from litigation because it does not consider there to be any additional liabilities other than those specified. In relation to the litigation described above, the Group has established provisions for ThCh $2,901,180.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

35.4     Financial restrictions

A number of the Group’s loan agreements include the obligation to comply with certain financial covenants, which is normal for the contracts of this nature. There are also affirmative and negative ratios requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1)     Cross Default

Some of the financial debt contracts of Enel Generación Chile S.A. contain cross default clauses. The domestic credit line agreement governed by Chilean law, which Enel Generación Chile S.A. signed in March 2016 and that expires in March 2019, for UF 2.8 million, stipulate that cross default arises only in the event of non-compliance by the borrower itself, with no reference made to its subsidiaries; i.e., Enel Generación Chile S.A. In order to accelerate payment of the debt in this credit line due to cross default originating from other debt, the amount overdue of a debt must exceed US$ 50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiry of grace periods. This credit line has not been drawn upon. Enel Generación Chile S.A international credit line governed by New York State law, which was signed in February 2016 expiring in February 2020, also makes no reference to its subsidiaries, thus, cross default is only triggered in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under these credit lines due to cross default regardless of whether at the level of individual or aggregated debt, the amount in default must exceed US$50 million or its equivalent in other currencies, and other additional conditions must be met, including the expiration of grace periods (if any), and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. As of December 31, 2018, these credit lines have not been drawn upon.

Regarding the bond issues of Enel Generación Chile S.A. registered with the United States Securities and Exchange Commission (the “SEC”), commonly called “Yankee bonds”, a cross default can be triggered by another debt of the Company or of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$ 30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Company’s Yankee bonds. The Company’s Yankee bonds mature in 2024, 2027, 2037 and 2097. Specifically for those maturing in 2024 (issued in April 2014), the threshold for triggering cross default increased to US$ 50 million or its equivalent in other currencies. As of December 31, 2018, the outstanding amount of Yankee bonds totals ThCh$ 497,233,719.

The bonds of Enel Generación Chile S.A. issued in Chile state that cross default can be triggered only by the default of the issuer in cases where the amount overdue exceeds US$50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the bondholders of a certain series. As of December 31, 2018, the outstanding amount owed of domestic bonds totals ThCh$ 329,260,529.

2)     Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that Enel Generación Chile S.A is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the Group’s financial covenants limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

Enel Generación Chile S.A bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

•                  Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company, and Non-controlling interests. As of December 31, 2018, the ratio was 0.30.

•                  Consolidated Equity: A minimum Equity of Ch$ 761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of the parent company. As of December 31, 2018, the equity attributable to shareholders of Enel Generación Chile S.A. was Ch$ 1,970,521 million.

•                  Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associates, and ii) Financial expenses; both items refer to the period of four consecutive quarters ending at the close of the quarter being reported. For the year ended December 31, 2018, this ratio was 12.23.

•                  Net Asset Position with Related Parties: A net asset position must be maintained with related parties of no more than a hundred million dollars. The Net asset position with related parties is the difference between i) the sum of Accounts receivable from related entities, Current, accounts receivable from related entities, non-current, less transactions in the ordinary course of business of less than 180 days term, short-term transactions of associates of Enel Generación Chile S.A. in which Enel Américas S.A. has no participation, and long-term transactions of associates of Enel Generación Chile S.A. in which Enel Américas S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Enel Generación Chile S.A.  in which Enel Américas S.A. has no participation, and long-term transactions of associates of Enel Generación Chile S.A. in which Enel Américas S.A. has no participation. As of December 31, 2018, using the exchange rate prevailing on that date, the net asset position with related parties was a negative US$ 125 million, indicating that Enel Américas S.A. is a net debtor of Enel Generación Chile S.A..

Series M

•                  Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities and Equity. As of December 31, 2018, the debt ratio was 0.30.

•                  Consolidated Equity: Same as for Series H.

•                  Financial Expense Coverage Ratio: Same as for Series H.

The Company’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

•                  Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net

Equity is the sum of the Equity attributable to the shareholders of the Company, and Non-controlling interests. As of December 31, 2018, the ratio was 0.42.

•                  Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses/(reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of December 31, 2018, the Debt/EBITDA ratio was 1.44.

Yankee Bonds are not subject to financial covenants.

As of December 31, 2018, the most restrictive financial covenant was the Debt Equity Ratio requirement for two credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of December 31, 2018 and 2017, no company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

36.  PERSONNEL FIGURES

The Group personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2018 and 2017:

	As of and for the year ended 12-31-2018
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	20	653	68	741	769
Argentina	—	7	19	26	26
Total	20	660	87	767	795

	As of and for the year ended 12-31-2017
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Year
Chile	24	772	27	823	842
Argentina	—	23	2	25	25
Total	24	795	29	848	867

It is important to note that the Group’ operations outside of Chile, beginning on March 1, 2016, are part of the new company named Endesa Américas S.A. (See Notes 3.j and 5.2 and Appendix 2).

37.  SANCTIONS

The following Group’s subsidiaries have received sanctions from administrative authorities:

37.1. Enel Generación Chile

As of December 31, 2018, the illegality claims against Resolution No. 2658 of Biobío’s Secretary of Health Ministry imposing a fine of UTM 500 for alleged infractions of Enel Generación Chile S.A. related to asbestos removal approved by the Health authority are still pending.

The request for reconsideration of the sanctioning process before the Bío Bío Regional Health Ministry, initiated by Act 180566, for an amount of 500 UTM, for alleged infringements in compliance with obligations related to waste disposal regulations in the Cantarrana landfill is also pending.

Likewise the Valparaíso Regional Health Ministry initiated sanction proceedings for inspection report No. 1705213, for alleged breaches of obligations and regulations related to the Noise Exposure Protocols and other health surveillance regulations at the Quintero plant. The amount of this sanction is 500 UTM.

37.2. GasAtacama Chile S.A.

There are pending two requests for reconsideration claimed against the Tarapacá Regional Health Ministry’s resolutions, through inspection records Nos. 011599 and 766, that imposed fines on GasAtacama Chile S.A. for 500 UTM each.

In addition, there is pending resolution before the Coquimbo Regional Health Ministry a health summary for an amount of 500 UTM.

37.3. Empresa Eléctrica Pehuenche S.A.

There are no sanctions.

In relation to the sanctions described above, the Group has established provisions for ThCh$ 120,883 as of December 31, 2018. Although there are other sanctions that also have associated provisions but are not described in this note because they individually represent immaterial amounts, the management of the Company considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks resulting from sanctions because it does not consider there to be any additional liabilities other than those specified.

38.  ENVIRONMENT

Environmental expenses for the years ended December 31, 2018, 2017 and 2016, are as follows:

			Project Status		12-31-2018			12-31-2017
			(Terminated, In		ThCh$			ThCh$
Company	Project Name	Project Description	Process)	Total Disbursements	Amounts Capitalized	Expenses	Total Disbursements	Total disbursements previous period
Gas Atacama Chile	Environmental monitoring	Environmental monitoring	In process	797,543	—	797,543	797,543	1,463,204
	Hydraulic power stations	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in hydroelectric plants (Hydroelectric Power Plant)	In process	11,567	—	11,567	11,567	—
	Normalization CEMS	Warehouse standardization, environmental management	In process	645,302	645,302	—	645,302	1,021,630
Pehuenche	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	62,560		62,560	62,560	6,787
		Hydroelectric Power Plant Pehuenche S.A. Supply of flow measurement equipment.	In process	48,574	48,574	—	48,574	—
Enel Generación	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	2,102,056	—	2,102,056	2,102,056	1,252,355
		Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants.	In process	2,867,523	—	2,867,523	2,867,523	870,281
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants.	In process	183,156	—	183,156	183,156	251,277
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	4,542,216	4,542,216	—	4,542,216	5,075,137
	Central Quintero	Engineering, Civil Works and Permits	In process	417,194	417,194	—	417,194	—
		Total		11,677,691	5,653,286	6,024,405	11,677,691	9,940,671

			Project Status		12-31-2017			12-31-2016
			(Terminated, In	Total Disbursements	Amounts Capitalized	Expenses	Total Disbursements	ThCh$
Company	Project Name	Project Description	Process)	ThCh$	ThCh$	ThCh$	ThCh$	Total disbursements previous period
Gas Atacama Chile	Environmental monitoring	Environmental monitoring	In process	1,463,204	—	1,463,204	1,463,204	—
	Normalization CEMS	Normalization of warehouses, environmental management	In process	1,021,630	1,021,630		1,021,630	—
Pehuenche	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	6,787	—	6,787	6,787	6,515
Eólica Canela	Improving reforested sectors	Environmental maintenance	In process	104,810	104,810	—	104,810	—
	Environmental expenditures in power plants.	Analysis and monitoring of water quality and Canela’s hygienic maintenance	In process	18,347	—	18,347	18,347	94,770
	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	1,252,355	—	1,252,355	1,252,355	567,616
	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants.	In process	251,277	—	251,277	251,277	181,644
Enel Generación Chile S.A	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants Estudios, monitoreos, análisis de laboratorio, retiro y disposición final de residuos sólidos en centrales termoeléctricas (C.T.)	In process	870,281	—	870,281	870,281	243,264
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	5,075,137	5,075,137	—	5,075,137	4,497,330
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In process	1,290,133	1,290,133	—	1,290,133	3,173,813
		Total		11,353,961	7,491,710	3,862,251	11,353,961	8,764,952

			Project Status		12-31-2016
			(Terminated, In	Total Disbursements	Amounts Capitalized	Expenses	Total Disbursements
Company	Project Name	Project Description	Process)	ThCh$	ThCh$	ThCh$	ThCh$
Pehuenche	Hydro Power Plants Environmental Costs	Studies, monitoring, laboratory analysis, removal and disposal of solid waste from hydropower (Hydroelectric Power Plant)	In process	6,515	—	6,515	6,515
	Environmental costs in combined cycle plants	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	567,616	—	567,616	567,616
Enel Generación Chile S.A	Environmental costs in thermal plants	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants.	In process	181,644	—	181,644	181,644
	Environmental costs in hydroelectric plants	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants Estudios, monitoreos, análisis de laboratorio, retiro y disposición final de residuos sólidos en centrales termoeléctricas (C.T.)	In process	243,264	—	243,264	243,264
	Ralco Hydroelectric Plant	Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	4,497,330	4,497,330	—	4,497,330
	Tal Tal Thermal Plant	Engineering, Civil Works and Permits	In process	3,173,813	3,173,813	—	3,173,813
	Studies, monitoring and waste disposal	Hygiene, waste treatment, management system and pest control	Terminated	78,221	—	78,221	78,221
Gas Atacama Chile	Studies, monitoring and laboratory analysis	Removal and final disposal of solid waste in thermal power plants	In process	169,743	—	169,743	169,743
	Coal-fired power stationsCentrales a carbón	Emissions Standard (Desox and Denox Tarapacá)	In process	27,648,451	27,648,451	—	27,648,451
	ZLD plant (studies)	ZLD plant (studies)	Terminated	13,470	13,470	—	13,470
Eólica Canela	Environmental expenditures in power plants.	Analysis and monitoring of water quality and Canela’s hygienic maintenance.	In process	94,770	—	94,770	94,770
		Total		36,674,837	35,333,064	1,341,773	36,674,837

39.  FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of and for the years ended December 31, 2018 and 2017 the summarized financial information of our principal subsidiaries under IFRS is as follows:

	Financial	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
As of and for the year ended 12-31-2018	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	51,279,432	179,693,183	230,972,615	44,459,385	46,238,191	140,275,039	230,972,615	162,768,187	(21,539,172)	93,679,208	—	93,679,208
Group Inversiones GasAtacama Holding Ltda.	Consolidated	154,726,337	601,914,918	756,641,255	61,155,090	94,466,221	601,019,944	756,641,255	271,433,788	(94,746,409)	87,093,211	(5,273,886)	81,819,325

	Financial	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
As of and for the year ended 12-31-2017	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	35,369,243	186,760,346	222,129,589	(38,310,560)	(48,261,590)	(135,557,439)	(222,129,589)	152,501,383	(36,289,330)	76,860,591	—	76,860,591
Group Inversiones GasAtacama Holding Ltda.	Consolidated	182,143,224	611,319,090	793,462,314	(75,370,131)	(83,894,881)	(634,197,303)	(793,462,315)	307,272,380	(170,752,796)	54,725,392	(3,338,115)	51,387,277

40.  SUBSEQUENT EVENTS

On April 24, 2019, Enel Generación Chile S.A.  (“Enel Generación”) announced in a significant event filing that in connection with the contracts for the purchase and sale of power and electricity informed through a significant event issued on May 5, 2016, Anglo American Sur S.A. (“AngloAmerican”) and Enel Generación have signed an Agreement called “Payment of Compensation for Exit Clause, Settlement and Transaction for Contracts for the Purchase and Sale of Power and Electricity for Los Bronces, El Soldado and Chagres” (the “Agreement”), by virtue of which it has been agreed to anticipate the date of termination of the contracts as of February 20, 2020 and the payment of the respective exit compensation that corresponds to Enel Generación, in accordance with both the provisions of the contracts and the aforementioned Agreement.

As of this date, it is not possible to reasonably quantify the financial effect of the early termination date in the results of Enel Generación. The financial effects will depend on factors that affect the behavior of the electricity market, such as, among others, the price of fuels; the hydrological conditions; growth of demand and international inflation rates, which to date are not possible to determine.

There have been no other subsequent events that have occurred between January 1, 2019 and the date when these consolidated financial statements were approved for issuance board of the Directors of the Company.

APPENDIX 1 GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries”. It presents the Group’s percentage of control in each subsidiary.

Taxpayer ID		Functional	% of control as of 12-31-2018			% of control as of 12-31-2017
No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
96.830.980-3	GasAtacama Chile S.A.	Chilean peso	97.37%	0.00%	97.37%	97.37%	0.00%	97.37%	Subsidiary	Chile	Management of Companies
78.952.420-3	Gasoducto Atacama Argentina S.A.	Chilean peso	0.03%	99.97%	100.00%	0.03%	99.97%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”

Exclusion from the scope of consolidation for the years ended December 31, 2018 and 2017.

	For the year ended 12-31-2018				For the year ended 12-31-2017
	% ownership interest				% ownership interest
Company	Direct	Indirect	Total	Consolidation method	Direct	Indirect	Total	Consolidation method
Central Eólica Canela S.A.(1)	0.00%	0.00%	0.00%	Full Integration	0.00%	75.00%	75.00%	Full Integration
Electrogas S.A. (2)	0.00%	0.00%	0.00%	Equity method	0.00%	42.50%	42.50%	Equity method

(1)         The company was dissolved on Noviembre 30, 2017.

(2)         See Note 5.1.

APPENDIX 3 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is an integral part of Note 14. Investments accounted for using the equity method .

Taxpayer	Company	Functional	Ownership Interest as of 12-31-2018			Ownership Interest as of 12-31-2017
ID No.	(in alphabetical order)	currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A. (1)	Chilean peso	0.00%	0.00%	0.00%	51.00%	0.00%	51.00%	Joint venture	Chile	Hydroelectric plant development and operation
77.017.930-0	Transmisora Eléctrica de Quillota Ltda. (2)	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint venture	Chile	Electric energy transportation and distribution
76.418.940-K	GNL Chile. S.A. (3)	U.S. dollar	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
Foreign	Enel Argentina S.A. (ex - Endesa Argentina S.A.) (5)	Argentine peso	0.00%	0.08%	0.08%	0.00%	0.12%	0.12%	Associate	Argentina	Portfolio company
76.041.595-5	Aysen energia S.A (4)	Argentine peso	51.00%	0.00%	51.00%	0.00%	0.00%	0.00%	Associate	Argentina	Hydroelectric plant development and operation
76.041.891-9	Aysen Transmision S.A (4)	Argentine peso	51.00%	0.00%	51.00%	0.00%	0.00%	0.00%	Associate	Argentina	Hydroelectric plant development and operation

(1)         On September 7, 2018, Centrales Hidroeléctricas de Aysén S.A. was liquidated and distributed among its shareholders (see Note 14.1.b).

(2)         See Note 14.3.

(3)         See Note 14.2.

(4)         The companies Aysén Energía S.A. and Aysén Transmission S.A. are in the process of being liquidated as of December 31, 2018.

APPENDIX 4 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of Enel Generación Chile S.A. financial statements. The detail of assets denominated in foreign currencies is the following:

			12-31-2018	12-31-2017
ASSETS	Foreign Currency	Functional Currency	ThCh$	ThCh$

			31-12-2017	12-31-2017
CURRENT ASSETS	Foreign Currency	Functional Currency	ThCh$	ThCh$
Cash and cash equivalents			14,871,843	20,048,279
	U.S. dollars	Chilean peso	8,760,454	13,784,935
	Euros	Chilean peso	53,596	—
	Argentine peso	Chilean peso	6,057,793	6,263,344

Other current financial assets			38,117,291	20,441,149
	U.S. dollars	Chilean peso	38,117,291	20,441,149

Other current non-financial assets			1,887,486	934,647
	U.S. dollars	Chilean peso	969,768	902,026
	Argentine peso	Chilean peso	917,718	32,621

Trade and other current receivables			30,517	6,346,175
	U.S. dollars	Chilean peso	—	5,273,103
	Argentine peso	Chilean peso	30,517	1,073,072

Current accounts receivable from related parties			41,909,120	65,225,546
	U.S. dollars	Chilean peso	18,430,902	22,833,551
	Euros	Chilean peso	23,478,218	42,391,995

Current tax assets			168,714	146,525
	Argentine peso	Chilean peso	168,714	146,525

TOTAL CURRENT ASSETS			96,984,971	113,142,321

			12-31-2018	12-31-2017
NON-CURRENT ASSETS	Foreign Currency	Functional Currency	ThCh$	ThCh$
Other non-current financial assets			38,021,172	30,789,703
	U.S. dollars	Chilean peso	38,021,172	30,789,703

Other non-current non-financial assets			320,238	701,684
	U.S. dollars	Chilean peso	123,829	322,744
	Argentine peso	Chilean peso	196,409	378,940

Trade and other non-current receivables			25,706	62,563
	Argentine peso	Chilean peso	25,706	62,563

Current accounts payable to related parties			—	—

Investments accounted for using the equity method			—	3,888,467
	U.S. dollars	Chilean peso	—	3,783,316
	Argentine peso	Chilean peso	—	105,151

Intangible assets other than goodwill			253,937	253,849
	Argentine peso	Chilean peso	253,937	253,849

Property, plant and equipment			15,646,727	15,450,783
	Argentine peso	Chilean peso	15,646,727	15,450,783

TOTAL NON-CURRENT ASSETS			54,267,780	51,147,049

TOTAL ASSETS			151,252,751	164,289,370

			12-31-2018	12-31-2018	12-31-2017	12-31-2017
			Up to 90 days	91 days to 1 year	Up to 90 days	91 days to 1 year
LIABILITIES	Foreign Currency	Functional Currency	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities			88,903,639	4,241,006	7,999,743	13,681,329
	U.S. dollars	Chilean peso	88,903,639	4,241,006	7,999,743	13,681,329

Trade and other current payables			2,337,671	—	20,092,325	—
	U.S. dollars	Chilean peso	1,081,389	—	16,184,962	—
	Euros	Chilean peso	744,822	—	3,174,586	—
	Argentine peso	Chilean peso	511,460	—	732,777	—

Current accounts payable to related parties			50,944,448	—	24,125,790	—
	U.S. dollars	Chilean peso	21,619,106	—	8,394,761	—
	Euros	Chilean peso	29,325,342	—	15,717,455	—
	Colombian peso	Chilean peso	—	—	—	—
	Argentine peso	Chilean peso	—	—	13,574	—

Other current provisions			24,667	—	45,419	—
	Argentine peso	Chilean peso	24,667	—	45,419	—

Current tax liabilities			—	411,577	146,769	—
	Argentine peso	Chilean peso	—	411,577	146,769	—

Other non-current financial liabilities			10,061	—	—	—
	Argentine peso	Chilean peso	10,061	—	—	—

TOTAL CURRENT LIABILITIES			142,220,486	4,652,583	52,410,046	13,681,329

			12-31-2018	12-31-2018	12-31-2017	12-31-2017
			One to five years	More than five years	One to five years	More than five years
NON-CURRENT LIABILITIES	Moneda extranjera	Moneda funcional	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities			15,099,520	487,595,270	29,636,407	434,446,795
	U.S. dollars	Peso chileno	15,099,520	487,595,270	29,636,407	434,446,795
Trade and other non-current payables			4,762	—	174,290	—
	U.S. dollars		4,762	—	947	—
	Euros	Peso chileno	—	—	—	—
	Argentine peso	Peso chileno	—	—	173,343	—
Non-current accounts payable to related parties			—	—	—	318,518
	Euros		—	—	—	318,518
Deferred tax liabilities			—	—	4,459,081	—
	Argentine peso	Peso chileno	—	—	4,459,081	—

TOTAL NON-CURRENT LIABILITIES			15,104,282	487,595,270	34,269,778	434,446,795

TOTAL LIABILITIES			157,324,768	492,247,853	86,679,824	448,128,124

APPENDIX 5 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Group’s financial statements.

a)     Portfolio stratification

•                  Trade and other receivables by aging (original maturity):

	Balance as of 12-31-2018
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,882,588	205,542,774	21,255
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(1,553,256)	(1,553,256)	—
Other receivables, gross	35,435,989	—	—	—	—	—	—	—	—	—	35,435,989	1,135,383
Total	233,890,206	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	4,329,332	239,425,507	1,156,638

	Balance as of 12-31-2017
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	4,116,042	195,570,350	62,563
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(1,258,817)	(1,258,817)	—
Other receivables, gross	12,897,287	—	—	—	—	—	—	—	—	—	12,897,287	970,360
Total	199,667,040	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	2,857,225	207,208,820	1,032,923

•                  By type of portfolio:

	Non-renegotiated portfolio as of 12-31-2018		Renegotiated portfolio as of 12-31-2018		Total portfolio as of 12-31-2018		Non-renegotiated portfolio as of 12-31-2017		Renegotiated portfolio as of 12-31-2017		Total portfolio as of 12-31-2017
Aging (original maturity) of balances of trade receivables	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$
On demand and non-current	582	198,424,050	2	51,442	584	198,475,492	502	186,724,468	2	107,848	504	186,832,316
1 to 30 days	148	671,037	—	—	148	671,037	85	3,057,994	—	—	85	3,057,994
31 to 60 days	57	248,135	—	—	57	248,135	68	333,078	—	—	68	333,078
61 to 90 days	27	140,571	—	—	27	140,571	28	279,100	—	—	28	279,100
91 to 120 days	1	224	—	—	1	224	71	10,021	—	—	71	10,021
121 to 150 days	10	7,274	—	—	10	7,274	99	42,015	—	—	99	42,015
151 to 180 days	6	39,001	—	—	6	39,001	45	334,297	—	—	45	334,297
181 to 210 days	7	43,681	—	—	7	43,681	48	399,552	—	—	48	399,552
211 to 250 days	4	56,046	—	—	4	56,046	33	228,498	—	—	33	228,498
More than 251 days	354	5,882,588	—	—	354	5,882,588	323	4,116,042	—	—	323	4,116,042
Total	1,196	205,512,607	2	51,442	1,198	205,564,049	1,302	195,525,065	2	107,848	1,304	195,632,913

b)     Provisions and write-offs

	For the year ended
	12-31-2018	12-31-2017
Provisions and Write-offs	ThCh$	ThCh$
Provision (recovery of provision) for non-renegotiated portfolio	79,911	(55,494)
Provision renegotiated portfolio	17,890	—
Write-offs during the period	3,099	—
Total	100,900	(55,494)

c)     Number and value of operations

	For the years ended
	12-31-2018		12-31-2017
Number and Value of Operations	Last quarter	Year	Last quarter	Year
Impairment provision and recoveries
Number of operations	1	3	—	5
Value of operations, in ThCh$	—	100,900	(55,494)	(55,494)

APPENDIX 5.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Group’s financial statements.

a)     Portfolio stratification

•                  Trade receivables by aging (original maturity):

	Balance as of 12-31-2018
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non- current
Trade Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	5,094,589	205,542,774	21,255
-Large customers	198,424,050	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	5,094,589	205,512,607	—
-Others	30,167	—	—	—	—	—	—	—	—	—	—	30,167	21,255
Allowance for doubtful Accounts	—	—	—	—	—	—	—	—	—	—	(1,553,256)	(1,553,256)	—
Unbilled services	165,128,644	—	—	—	—	—	—	—	—	—	—	165,128,644	—
Billed services	33,325,573	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	5,094,589	40,414,130	21,255
Total trade receivables, gross	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	5,094,589	205,542,774	21,255
Total allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	—	(1,553,256)	(1,553,256)	—
Total trade receivables, net	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	3,541,333	203,989,518	21,255

	Balance as of 12-31-2017
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
Trade Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,570,350	62,563
-Large customers	186,724,468	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,525,065	62,563
-Others	45,285	—	—	—	—	—	—	—	—	—	—	45,285	—
Allowance for doubtful Accounts	—	—	—	—	—	—	—	—	—	(1,103,086)	(155,731)	(1,258,817)	—
Unbilled services	138,781,170	—	—	—	—	—	—	—	—	—	—	138,781,170	—
Billed services	47,988,583	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	56,789,180	—
Total trade receivables, gross	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	1,596,976	2,519,066	195,570,350	62,563
Total allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(1,103,086)	(155,731)	(1,258,817)	—
Total trade receivables, net	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	493,890	2,363,335	194,311,533	62,563

•                  By type of portfolio:

	Balance as of 12-31-2018
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
Portfolio type	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,882,588	205,542,774	—
-Large customers	198,424,050	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,882,588	205,512,607	—
-Others	30,167	—	—	—	—	—	—	—	—	—	30,167	—
Total gross portfolio	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,882,588	205,542,774	—

	Balance as of 12-31-2017
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current
Portfolio type	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	4,116,042	195,570,350
-Large customers	186,724,468	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	4,116,042	195,525,065
-Others	45,285	—	—	—	—	—	—	—	—	—	45,285
Total gross portfolio	186,769,753	3,057,994	333,078	279,100	10,021	42,015	334,297	399,552	228,498	4,116,042	195,570,350

APPENDIX 5.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Group’s financial statements.

	2018		2017
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
Balance as of 31, December	ThCh$	ThCh$	ThCh$	ThCh$
STATEMEMENT OF FINANCIAL POSITION
Current accounts receivable from related parties	36,662,291	6,352,401	40,584,214	6,235,517
Trade and other current receivables	114,285,494	43,788,503	105,768,269	43,356,142
Total Estimated Assets	150,947,785	50,140,904	146,352,483	49,591,659
Trade and other current payables to related parties	16,666,536	346,044	20,942,895	5,818,224
Trade and other current payables	32,012,972	11,079,172	39,101,357	41,338,368
Total Estimated Liabilities	48,679,508	11,425,216	60,044,252	47,156,592

	For the year ended 12-31-2018		For the year ended 12-31-2017		For the year ended 12-31-2016
	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
Chile	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF INCOME
Energy Sales	150,947,785	50,140,904	146,352,483	49,591,659	122,806,219	24,269,608
Energy Purchases	48,679,508	11,425,216	60,035,699	47,156,593	39,670,997	32,087,476

APPENDIX 6 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Group’s financial statements.

	Balance as of
	12-31-2018				12-31-2017
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers with Current Payment Amounts
Up to 30 days	12,198,153	229,044,692	—	241,242,845	—	94,132,901	—	94,132,901
Entre 31 y 60 dias	436,324	9,162,556	—	9,598,880
Mas de 365 dias	—	6,765	—	6,765
Total	12,634,477	238,214,013	—	250,848,490	—	94,132,901	—	94,132,901