Form 20-F
period 2019-12-31
ENEL GENERACION CHILE S.A.
filed 2020-04-29
CIK 926864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Nicolás Billikopf, phone: (56-9) 9343 5500, nicolas.billikopf@enel.com, Av. Santa Rosa 76, Comuna de Santiago, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares Representing Common Stock
Common Stock, no par value*

_______________________

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒
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

Enel Generation Chile’s Simplified Organizational Structure (1)

As of the date of this Report

(1)	Only principal operating subsidiaries are presented here.
(2)

As of December 31, 2019 and the date of this Report, Enel S.p.A. owned 61.9% of Enel Chile. Upon the termination and settlement on May 13, 2020 of a swap transaction entered into by Enel S.p.A. with respect to Enel Chile’s American Depositary Shares, Enel S.p.A.’s beneficial ownership interest in Enel Chile is expected increase to 62.4%.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages one of the private sector Chilean pension funds in a fully funded capitalization system implemented in 1980..

CDEC	Centro de Despacho Económico de Carga	The autonomous entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand in the SIC and SING that was replaced by CEN in November 2017.

Celta	Compañía Eléctrica Tarapacá S.A.	Celta was a former Chilean generation subsidiary of Enel Generation that operated plants in the SING and the SIC. Celta merged into GasAtacama in November 2016.

CEN	Coordinador Eléctrico Nacional

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

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

EGP Chile	Enel Green Power Chile S.A.

The successor by merger to Enel Green Power Chile Ltda., a subsidiary of Enel Chile engaged in non-conventional renewable electricity generation. On March 1, 2020, Enel Green Power Chile Ltda. merged into Enel Green Power del Sur SpA. On April 14, 2020, the name of Enel Green Power del Sur SpA was changed to Enel Green Power Chile S.A.

EGPL	Enel Green Power Latin America S.A.

Formerly a Chilean closely held limited liability stock corporation that held Enel Green Power Chile Ltd. and that merged with Enel Chile on April 2, 2018. As a result, Enel Chile now consolidates EGP Chile.

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 61.9% beneficial owner of Enel Chile and our ultimate parent company.

Enel Américas	Enel Américas S.A.

An affiliated Chilean publicly held limited liability stock corporation, headquartered in Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Perú, and which is controlled by Enel.

Enel Chile	Enel Chile S.A.

Our parent company, a Chilean publicly held limited liability stock corporation, with subsidiaries engaged primarily in the generation and distribution of electricity in Chile, and which is controlled by Enel. Formerly known on an interim basis as Enersis Chile S.A. Owner of 93.6 % of our shares as of December 31, 2019.

Enel Distribution	Enel Distribución Chile S.A.

An affiliated Chilean publicly held limited liability stock corporation owned by Enel Chile, engaged in the electricity distribution business with operations in the Santiago Metropolitan Region. Formerly known as Chilectra S.A.

Enel Generation	Enel Generación Chile S.A.

Our company, a Chilean publicly held limited liability stock corporation, engaged in the electricity generation business with operations in Chile. Registrant of this Report. Formerly known as Empresa Nacional de Electricidad S.A. or Endesa Chile.

GasAtacama	GasAtacama Chile S.A.	Formerly a subsidiary of Enel Generation engaged in gas transportation and electricity generation in northern Chile that was merged into Enel Generation on October 1, 2019.

GasAtacama Holding	Inversiones GasAtacama Holding Ltda.	Formerly a holding company subsidiary that previously held GasAtacama. GasAtacama Holding merged into Celta during 2016, which later merged into GasAtacama.

Gener	AES Gener S.A.	A Chilean generation company and our competitor in Chile.

GNL Quintero	GNL Quintero S.A.

A company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay at which LNG is unloaded, stored and regasified. We sold our 20% stake in this company to Enagas Chile S.p.A., an unaffiliated company, in September 2016.

GSM	General Shareholders’ Meeting	General Shareholders’ Meeting.

HidroAysén	Centrales Hidroeléctricas de Aysén S.A.

A company created to develop a hydroelectric project in the Aysén region, southern Chile. We owned 51% of HidroAysén and Colbún, an unaffiliated company, owned the remaining 49%. The company terminated its activities in 2017.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas.	Liquefied natural gas.

NCRE	Non-Conventional Renewable Energy	Energy sources that are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave, solar or tidal energy.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	A Chilean publicly held limited liability stock corporation engaged in the electricity generation business, owner of three power stations in the Maule River basin and our subsidiary.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendence of Electricity and Fuels, the governmental authority that supervises the Chilean electricity industry.

SEN	Sistema Eléctrico Nacional	The National Electricity System is the Chilean national interconnected electricity system formed in November 2017 through the integration of the SIC and SING.

SIC	Sistema Interconectado Central	Chilean central interconnected electricity system that was integrated with the SING in November 2017 to form a single interconnected system, the SEN.

SING	Sistema Interconectado del Norte Grande	Chilean interconnected electric system operating in northern Chile that was integrated with the SIC in November 2017 to form a single interconnected system, the SEN.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit equivalent to Ch$ 28,309.94 as of December 31, 2019.

UTA	Unidad Tributaria Anual

Chilean annual tax unit. One UTA equals 12 Unidades Tributarias Mensuales (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes. For December 2019, one UTM was equivalent to Ch$ 49,623 and one UTA was equivalent to Ch$ 595,476.

INTRODUCTION

As used in this Report on Form 20-F (“Report”), first-person personal pronouns such as “we”, “us” or “our”, as well as “Enel Generación Chile”, “Enel Generation” or the “Company”, refer to Enel Generación Chile S.A. and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, our interest in our principal subsidiaries and jointly-controlled companies and associates is expressed in terms of our economic interest as of December 31, 2019.

We are a Chilean company engaged in electricity generation businesses in Chile through our subsidiaries and jointly-controlled entities. We are the surviving company spun off from Empresa Nacional de Electricidad S.A. (“Endesa Chile”).

We are a publicly held limited liability stock corporation organized on December 1, 1943, under the laws of the Republic of Chile. During 2016, we completed a corporate reorganization to separate our Chilean businesses from our non-Chilean businesses. On October 18, 2016, and as part of this process, (i) our subsidiary Empresa Nacional de Electricidad S.A. changed its name to “Enel Generación Chile S.A.”; (ii) our subsidiary Chilectra Chile S.A. changed its name to “Enel Distribución Chile S.A.”; and (iii) we changed our name from “Enersis Chile S.A.” to “Enel Chile S.A.”

As of the date of this Report and after giving effect to the 2018 Reorganization (i) our direct controlling entity, Enel Chile S.A. (“Enel Chile”), owns 93.6% of our shares and (ii) Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, beneficially owns 61.9% of Enel Chile as of December 31, 2019, and is our ultimate controlling shareholder with an economic interest of 57.9% in our Company. Upon termination and settlement on May 13, 2020 of a swap transaction entered into by Enel with respect to Enel Chile’s ADSs, Enel’s beneficial ownership of Enel Chile is expected to increase to 62.4% and its economic interest in our Company will increase to  58.4%.  For additional information relating to the 2018 Reorganization, see “Item 4. Information on the Company – A. History and Development of the Company – The 2018 Reorganization”.

PRESENTATION OF INFORMATION

In this Report, unless otherwise specified, references to “U.S. dollars” or “US$”, are to dollars of the United States of America (“United States”); references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; and references to “UF” are to Unidades de Fomento. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2019, one UF was equivalent to Ch$ 28,309.94. The U.S. dollar equivalent of one UF was US$ 37.81 as of December 31, 2019, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2019 of Ch$ 748.74 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Unless the context specifies otherwise, all amounts translated from Chilean pesos to U.S. dollars or vice versa, or from UF to Chilean pesos, have been made at the rates applicable as of December 31, 2019.

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

All our subsidiaries are integrated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-group transactions. Our participation in associated companies over which we exercise significant influence is included in our consolidated financial statements using the equity method. For detailed information regarding consolidated entities, jointly controlled entities and associated companies, see Appendices 1, 2, and 3 to the consolidated financial statements.

This Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2019, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts that are shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.”

Technical Terms

References to “TW” are to terawatts (1012 watts or a trillion watts); references to “GW” and “GWh” are to gigawatts (109 watts or a billion watts) and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts (106 watts or a million watts) and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts (103 watts or a thousand watts) and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1,055 joules. References to “Hz” are to hertz, and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW. The installed capacity we are presenting in this Report corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

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

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enel Generation in its related companies. We could have direct and indirect interest in such companies. In circumstances in which we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we directly own a 6% equity stake in an associate company and 40% is directly held by our 60%-owned subsidiary, our economic interest in such associate would be 60% times 40% plus 6%, equal to 30%.

Rounding

Certain figures included in this Report have been rounded for ease of presentation. It is possible, due to rounding, that sums shown in tables do not exactly equal the sums of the entries.

FORWARD-LOOKING STATEMENTS

This Report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear throughout this Report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•our capital investment program;

•trends affecting our financial condition or results of operations;

•our dividend policy;

•the future impact of competition and regulation;

•political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•any statements preceded by, followed by, or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may,” or similar expressions; and

•other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•demographic developments, political events, social unrest, economic fluctuations, public health crises and pandemics, and interventionist measures by authorities in Chile;

•water supply, droughts, flooding, and other weather conditions;

•changes in Chilean environmental regulations and the regulatory framework of the electricity industry;

•our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•the nature and extent of future competition in our principal markets; and

•the factors discussed below under “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or the occurrence of unanticipated events, except as required by law.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.    Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2019, and 2018 and for each of the years in the three-year period ended December 31, 2019 , are derived from our audited consolidated financial statements included in this Report. The selected consolidated financial data as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2016, and 2015 are derived from our consolidated financial statements not included in this Report. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.

Amounts in the tables are expressed in millions, except for ratios, operating data and data for shares and American Depositary Shares (“ADS”). For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2019, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 748.74 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted-average exchange rate of the previous business day’s transactions in the Formal Exchange Market. For more information concerning historical exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” below.

The following tables set forth our selected consolidated financial data and operating data for the years indicated:

	As of and for the year ended December 31,
	2019 (1)	2019	2018	2017	2016	2015
	(US$ millions)		(Ch$ millions)
Consolidated Statement of Comprehensive Income Data
Revenues and other operating income	2,188	1,638,374	1,521,054	1,634,937	1,659,727	1,543,810
Operating costs(2)	(1,813)	(1,357,456)	(1,056,671)	(1,171,077)	(1,228,341)	(1,141,991)
Operating income	375	280,919	464,383	463,860	431,386	401,819
Financial results(3)	(78)	(58,362)	(47,947)	(36,610)	(35,679)	(114,252)
Other gains(4)	2	1,681	3,435	113,089	121,491	4,015
Share of profit (loss) of associates and joint ventures accounted for using the equity method	1	546	3,281	(2,697)	7,878	8,905

Income before income taxes	300	224,784	423,152	537,642	525,077	300,487
Income tax expense	(31)	(23,458)	(104,947)	(112,100)	(83,217)	(76,656)
Net income	269	201,326	318,205	425,542	441,860	223,831
Profit after tax from discontinued operations	—	—	—	—	79,572	411,190
Net income for the year	269	201,326	318,205	425,542	521,432	635,021
Net income attributable to the parent Company	262	196,343	309,029	418,454	472,558	392,868
Net income attributable to non-controlling interests	6.66	4,983	9,176	7,088	48,874	242,153

Basic and diluted earnings per share (Ch$/US$ per share)	0.03	23.9	37.7	51.0	52.8	25.9
Basic and diluted earnings per share (Ch$/US$ per ADS)	0.96	718	1,130	1,531	1,583	777
Total Basic and diluted earnings per share (Ch$/US$ per share)	0.03	23.9	37.7	51.0	57.6	47.9
Total Basic and diluted earnings per ADS (Ch$/US$ per ADS)	0.96	718	1,130	1,531	1,729	1,437
Cash dividends per share (Ch$/US$ per share)	0.04	29.0	22.6	28.1	14.6	20.4
Cash dividends per ADS (Ch$/US$ per ADS)(5)	1.16	871	678	842	437	612
Number of shares of common stock (millions)	8,202	8,202	8,202	8,202	8,202	8,202

Consolidated Statement of Financial Position Data
Non-current assets and disposal groups held for sale or distribution to owners	—	—	—	4,205	12,993	3,889,706
Total assets	4,791	3,587,199	3,669,228	3,554,462	3,399,682	7,278,770
Non-current liabilities	1,503	1,125,161	1,077,856	1,022,092	1,114,145	1,207,005
Liabilities associated with disposal groups held for sale or distribution to owners	—	—	—	—	—	1,851,784
Equity attributable to the parent company	2,623	1,963,775	1,970,521	1,961,518	1,700,962	2,648,190
Equity attributable to non-controlling interests	13	10,079	26,970	27,496	28,798	895,700
Total equity	2,636	1,973,854	1,997,491	1,989,014	1,729,760	3,543,890
Capital stock(6)	852	638,289	638,289	638,289	638,289	1,537,723
Other Consolidated Financial Data
Capital expenditures (CAPEX)(7)	271	202,745	222,327	206,776	194,880	537,805
Depreciation, amortization and impairment losses(8)	519	388,824	117,866	117,282	163,386	115,042

(1)Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 748.74 per U.S. dollar, as of December 31, 2019.

(2)Operating costs represent raw materials and supplies used, other work performed by the entity, employee benefits expenses, depreciation and amortization expenses, impairment losses recognized in the period’s profit or loss and other expenses.

(3)Financial results represent (+) financial income, (-) financial costs, (+/-) foreign currency exchange differences and net gains/losses from indexed assets and liabilities.

(4)Please refer to Note 31 of the Notes to our consolidated financial statements.

(5)One ADS = 30 shares of common stock. Please refer to Item 9.

(6)Capital stock represents issued capital plus share premium.

(7)CAPEX figures represent cash flows used for purchases of property, plant and equipment and intangible assets for each year.

(8)For further detail please refer to Notes 29 of the Notes to our consolidated financial statements.

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
OPERATING DATA
Installed capacity (MW)	6,114	6,274	6,351	6,351	6,351
Generation (GWh)	17,548	17,373	17,073	17,564	18,294

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the price in Chilean pesos of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) and the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). These fluctuations in the exchange rate affect the price of our American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities are denominated in foreign currencies, fluctuations in the exchange rate may have a considerable impact on our earnings.

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market consists of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market includes entities that are not expressly permitted to operate in the Formal Exchange Market, such as foreign currency exchange houses and travel agencies, among others. The Central Bank of Chile has the authority to require that certain purchases and sales of foreign currencies be made on the Formal Exchange Market. Free market forces drive both the Formal and Informal Exchange Markets. Current regulations require that the Central Bank of Chile be informed of transactions that must be effected through the Formal Exchange Market.

The U.S. dollar Observed Exchange Rate, which is reported by the Central Bank of Chile and published daily on its web page, is the weighted-average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions effected at an informal exchange rate. There are no limits imposed on the extent to which the exchange rate in the Informal Exchange Market can fluctuate above or below the U.S. dollar Observed Exchange Rate. Foreign currency for payments and distributions with respect to the ADSs may be purchased either in the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2019, the U.S. dollar Observed Exchange Rate was Ch$ 748.74 per US$ 1.00. As of April 27, 2020, the U.S. dollar Observed Exchange Rate was Ch$ 856.76 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the devaluation of the year-end Chilean peso in 2019, one determines the percentage of change between the reciprocal of Ch$ 694.77, the value of one U.S. dollar as of December 31, 2018, or 0.0014393, and the reciprocal of Ch$ 748.74, the value of one U.S. dollar as of December 31, 2019, or 0.0013356. In this example, the percentage change between the two periods is -7.2%, which represents the 2019 year-end devaluation of the Chilean peso against the 2018 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2015, through December 31, 2019, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2019	748.74	(7.2)
2018	694.77	(11.5)
2017	614.75	8.9
2016	669.47	6.1
2015	710.16	(14.6)

Source: Central Bank of Chile.

(1)	Calculated based on the variation of the reciprocals of the period-end exchange rates.

B.   Capitalization and Indebtedness.

Not applicable.

C.   Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Fluctuations in the Chilean economy, economic interventionist measures by governmental authorities, political and financial events, or other crises in Chile and worldwide may affect our results of operations, financial condition, liquidity, and the value of our securities.

All our operations are in Chile. Accordingly, our revenues are affected by the performance of the Chilean economy. Chile is also vulnerable to external shocks, such as financial and political events, that could cause significant economic difficulties and affect economic growth. If Chile experiences lower than expected economic growth or a recession, it is likely that our customers will demand less electricity and that some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition. Since 2018, the U.S. and China have been involved in a trade war involving protectionist measures that has increased the volatility of financial markets worldwide due to the uncertainty of political decisions. Instability in the Middle East or in any other major oil-producing region could also result in higher fuel prices worldwide, increasing the operating cost for our thermal generation plants and unfavorably affecting our results of operations and financial condition.

An international financial crisis and its disruptive effects on the financial industry could negatively affect our ability to obtain new financings under the same historical terms and conditions that we have benefited from to date. Political events or financial or other crises could also diminish our ability to access Chilean and international capital markets or increase the interest rates available to us. Reduced liquidity, in turn, could adversely affect our capital expenditures, long-term investments and acquisitions, growth prospects and dividend payout policy. Insufficient cash flows could result in the inability to meet our debt obligations and the need to seek waivers to comply with restrictive debt covenants, resulting in increased costs for subsequent financings.

Future negative developments in Chile, including political events, financial or other crises, changes to policies regarding foreign exchange controls, regulations, and taxation, may impair our ability to execute our business plan and could adversely affect our results of operations and financial condition. Inflation, devaluation, social instability, and other political, economic or diplomatic developments could also reduce our profitability. Chilean financial and securities markets are influenced by economic and market conditions in other countries and may be affected by international events, which could unfavorably affect the value of our securities.

We are exposed to economic and political volatility, including civil unrest in Chile due to the challenges arising from changes in economic conditions, regulatory policies, laws governing foreign trade, manufacturing, development and investments, as well as various crises and uncertainties.  These factors, either individually or in the aggregate, could severely impact Chilean economic growth and our business, results of operations and financial condition. Starting in October 2019, Chile began to experience social turmoil throughout the country, starting initially because of a public transportation fare hike.  Almost immediately, increasingly violent student and civil protests brought about widespread and severe tensions, indiscriminate violence and vandalism, significant public and private sector property damage and disruption to institutions, commerce, general safety, civilian welfare and peace. The government initially declared a 90 day state of emergency, extendable as necessary.  At the same time, it launched various political, social, and economic reforms, including a guaranteed minimum wage, an increase in government-subsidized pensions, stabilization of electricity costs, a higher tax bracket for high-income earners, new health insurance programs, a pay cut for the members of the Chilean Congress and certain civil servants.

In this context, the Chilean government approved calling for a national referendum, now rescheduled for October 2020, to decide whether to create a new Chilean constitution, and if so, whether a popularly elected assembly or a combination of current legislators and a popularly elected assembly would draft the new constitution. The existing constitution has been in place since 1980 and any new constitution could alter the Chilean political situation, affect the Chilean economy and the country’s business outlook.  A new constitution may also change existing rights, including rights to exploit natural resources, and water and property rights, any of which could adversely affect our business, results of operations, and financial condition.

We are subject to the adverse effects of worldwide pandemics.

An international public health crisis, such as the one attributable to the COVID‑19 pandemic that has become an increasing worldwide source of distress since December 2019, could significantly affect Chile, as well as our trading partners.

In March 2020, due to the COVID‑19 pandemic, Chilean President Sebastián Piñera decreed a state of emergency (Estado de Excepción Constitucional de Catástrofe) for 90 days, and such emergency measure may be subsequently extended beyond June 2020. Under such executive authority, President Piñera has instituted nighttime military curfews, selective mandatory quarantines in affected areas, control of entrance, exit and traffic within specified zones, the prohibition of mass gatherings, the closing of public schools, among other measures. The private sector has voluntarily taken further measures, such as adopting telecommuting wherever possible and the closing commercial offices. Many businesses, such as restaurants and retail stores, have temporarily closed, either voluntarily or by executive decree, and companies associated with travel, transportation, and tourism have been severely affected and many may go bankrupt.

The cumulative effect of measures of this kind will likely lead to a recession, high unemployment levels, and perhaps a decline in electricity demand. If the COVID-19 pandemic is not adequately contained in 2020, our ability to generate income and maintain liquidity levels to allow for normal operations may diminish. We are not presently able to quantify the expected negative effects of the COVID‑19 pandemic on our 2020 results; however, we expect them to be adverse.

Our business depends heavily on hydrology and is affected by droughts, flooding, storms, ocean currents, and other inclement weather conditions.

Approximately 57% of our installed generation capacity in 2019 was hydroelectric. Accordingly, arid hydrological conditions could negatively affect our business, results of operations, and financial condition. Our results have been adversely affected when hydrological conditions in Chile have been significantly below average.

We have entered into certain agreements with the Chilean government and local irrigators regarding the use of water for hydroelectric generation purposes during periods of low water levels. However, if droughts persist, we may face increased pressure from the Chilean government or other third parties to further restrict our water use.

Our operating expenses increase during these drought periods when thermal power plants, which have higher operating costs relative to hydroelectric power plants, are dispatched more frequently. We may need to buy electricity at higher spot prices in order to comply with our contractual supply obligations. The cost of these electricity purchases may exceed our contracted electricity sale prices, thus, potentially producing losses from those contracts. For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results —1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company —a. Generation Business.”

Droughts also indirectly affect the operation of our thermal power plants, including our facilities that use natural gas, fuel oil, or coal, in the following manner:

•

Our thermal power plants require water for cooling, and droughts in extreme situations may reduce the availability of water and increase the cost of transportation. As a result, we have had to purchase water for our San Isidro power plant from agricultural areas that are also experiencing water shortages. These water purchases may increase our operating costs and may require us to negotiate with the local communities.

•

Thermal power plants generate emissions such as nitrogen oxide (NO), carbon dioxide (CO2), carbon monoxide (CO), sulfur dioxide (SO2), and particulate matter into the atmosphere. Therefore, greater use of thermal power plants during droughts generally increases the risk of producing higher levels of greenhouse gas emissions, which also decreases our operating income due to the payment of so-called “green taxes.”

A full recovery from the drought that has been affecting the regions where most of our hydroelectric power plants are located may last for an extended period, and new drought periods may recur in the future. Prolonged droughts may exacerbate the risks described above and have a further negative effect upon our business, results of operations, and financial condition.

We are subject to potential financial risks resulting from climate change legislation and regulation to limit greenhouse gas (GHG) emissions.

Future climate change legislation and regulation restricting or regulating GHG emissions could result in increased operating costs and have a material adverse effect on our business, results of operations, and financial condition. The adoption and implementation of any international treaty or any legislation or regulations imposing new or additional reporting obligations on, or limiting emissions of, GHGs from our operations could require us to incur additional costs to comply with such requirements and possibly require the reduction or limitation of GHG emissions associated with our operations. These higher compliance standards may involve additional costs to operate and maintain our equipment and facilities, install emission controls, or pay taxes and fees relating to GHG emissions, which could have a material adverse effect on our business, results of operations and financial condition.

Governmental regulations may unfavorably affect our business, cause delays, impede the development of new projects, or increase the costs of operations and capital expenditures.

Our business and the tariffs that we charge to our customers are subject to extensive regulation that may negatively affect our profitability. For example, governmental authorities might impose rationing policies during droughts or prolonged failures of power facilities, which may adversely affect our business, results of operations, and financial condition.

Some aspects of the Chilean electricity law have been subject to significant regulatory changes, and any such changes may unfavorably affect our future operations and profitability. For example, in the context of the social crisis that began in October 2019, the government established a transitional mechanism for stabilizing electricity prices for customers under the regulated price system. The mechanism eliminates the price increase of 9.2% that would have been applied to regulated customers as of July 2019 and defers the price increase for the sale of electricity under contracts between generation and distribution companies that start before 2021. A price stabilization funding program was implemented by the CNE and is effectively financed by companies in the generation industry, including us, through accounts receivable that are generated from the differences between the contractual rates and the stabilized rates, which are expected to enable the generation companies to recover the lost revenues by December 31, 2027. We expect to suffer a financial loss as a result of this revenue deferral because generation companies are being asked to finance such deferral. Other Chilean electricity sector regulations may also affect the ability of our generation companies to collect revenues sufficient to cover their operating costs and adversely affect our future profitability.

Our operating subsidiary is also subject to environmental regulations that, among other things, require us to perform environmental impact studies on future projects and obtain construction and operating permits from local and national regulators. Governmental authorities may withhold or delay the approval of these permits until the completion of environmental impact studies. Therefore, their processing time may be longer than expected. Environmental regulations for existing and future generation capacity have become stricter and require increased capital investments. Any delay in meeting the required emission standards may constitute a violation of the environmental regulations. Failure to certify the original implementation and ongoing emission standard requirements of such monitoring systems may result in significant penalties and sanctions or legal claims for damages. We expect that more restrictive emission limits will be established in the future. We are also subject to an annual “green tax,” based on our greenhouse gas emissions in the previous year. Such taxes may increase in the future and discourage thermal electricity generation.

Changes in the regulatory framework are often submitted to legislators and administrative authorities, and some of these changes could have a material adverse effect on our business, results of operations, and financial condition.

Our business faces risks from the promotion of decarbonization efforts both on a global and on a national scale.

In June 2019, the Chilean government announced its plan to phase out coal entirely from its energy mix by 2040 and achieve carbon neutrality by 2050. Under this plan, we and GasAtacama Chile S.A (“GasAtacama,” now merged into us) signed an agreement with the Chilean Ministry of Energy. The protocol defines the process for the progressive closure of our coal-fired power plants Tarapacá (158 MW), Bocamina I (128 MW), and Bocamina II (350 MW). Under this agreement, we are irrevocably obligated to close Bocamina I and II, and Tarapacá’s coal plant. The Tarapacá coal plant was closed in December 2019. The deadlines for closing Bocamina I and II are December 31, 2023, and December 31, 2040, respectively.

Even though the Chilean government’s plan to achieve decarbonization may overlap with our companies’ sustainability strategy, the actual implementation of the governmental targets may exert considerable pressure on us and on our ability to satisfy our contractual obligations with other cleaner sources. In turn, this may increase our expenses, decrease our profitability, and limit our ability to satisfy electricity demand fully.

Regulatory authorities may impose fines on our subsidiaries due to operational failures or any breaches of regulations.

Our electricity business is subject to regulatory fines for any breach of current regulations, including failures to supply energy. We and our subsidiaries are supervised by local regulatory entities and may be subject to fines in cases where, the regulator determines that the we are responsible for the operational failures that affected the regular energy supply to the system, including coordination issues. Regulations establish a compensation fee to end customers when energy is interrupted more than the standard allowed time due to events or failures affecting transmission facilities.

We depend on payments from our subsidiary to meet our payment obligations.

In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions, and other distributions from our subsidiary Pehuenche. Such payments and distributions to us may be subject to legal constraints, such as dividend restrictions and fiduciary obligations. The ability of Pehuenche to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements of Pehuenche exceed its available cash, it will not be able to make cash available to us.

Any of the situations described above could adversely affect our business, results of operations, and financial condition.

We are involved in litigation proceedings.

We are involved in various litigation proceedings that could result in unfavorable decisions or financial penalties against us. We will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

Our financial condition or results of operations could be unfavorably affected if we are unsuccessful in defending lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 34.3 of the Notes to our consolidated financial statements.

Construction and operation of power plants may encounter significant delays, stoppages, cost overruns, and stakeholder opposition that may damage our reputation and result in impairment of our goodwill with stakeholders.

Our power plant projects may be delayed in obtaining regulatory approvals or may face shortages and increases in the price of equipment, materials, or labor. They may be subject to construction delays, strikes, accidents, and human error. Any such event could negatively affect our business, results of operations, and financial condition.

Market conditions may change significantly between the approval and completion of a project, which, in some cases, may decrease a project’s profitability or render it impracticable. This has been the case with many of our past projects that were initially planned under very different market conditions when energy prices were higher, and there was less competition. Deviations in market conditions, such as estimates of timing and expenditures, may lead to cost overruns and delays in project completion that widely exceed our initial forecasts. In turn, this may have a material adverse effect on our business, results of operation, and financial condition.

The operation of our thermal power plants, especially those that are coal fired, may affect our goodwill with stakeholders due to greenhouse gas emissions that could unfavorably affect the environment and nearby residents. Furthermore, outside stakeholders may influence the interests and perceptions communities have of our company. If we fail to address all relevant stakeholders appropriately, we may face opposition, which could negatively affect our reputation, stall operations, or lead to litigation threats or actions. Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we do not effectively manage these sensitive issues, our business, results of operations, and financial condition could be adversely affected.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders, possibly leading to the abandonment of projects and operations. This could cause our share prices to drop and hinder our ability to attract and retain valuable employees. Any of these outcomes could result in an impairment of our goodwill with stakeholders.

Political events or financial or other crises in any region worldwide can have a significant impact on Chile, and consequently, may unfavorably affect our operations and liquidity.

Chile is vulnerable to external shocks that could cause significant economic difficulties and affect growth. If Chile experiences lower than expected economic growth or a recession, it is likely that consumer demand for electricity will decrease and that some of our customers may have difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political events in other parts of the world could also negatively affect our business. For example, since 2018, the U.S. and China have been involved in a trade war involving protectionist measures that increased volatility in financial markets worldwide due to the uncertainty of political decisions. In addition, instability in the Middle East or any other major oil-producing region could result in higher fuel prices worldwide, which would increase the operating costs for our thermal generation power plants and unfavorably affect our results of operations and financial condition. An international financial crisis and its disruptive effects on the financial industry could adversely affect our ability to obtain new bank financings under the same historical terms and conditions that we have benefited from to date.

Political events or financial or other crises could also diminish our ability to access capital markets in Chile and international capital markets as sources of liquidity, or increase interest rates available to us. Reduced liquidity could negatively affect our capital expenditures, long-term investments and acquisitions, growth prospects, and dividend payout policy.

The U.S. federal government has experienced shutdowns in recent years. The 2018-2019 U.S. government shutdown, the longest in U.S. history, lasted 35 days and affected many federal agencies, including the SEC. Even temporary or threatened U.S. government shutdowns could have a material adverse effect on the timing, execution, and increased expense associated with our international financing and M&A activities.

Our business and profitability could be unfavorably affected if water rights are denied or if water concessions are granted with limited duration.

We own water rights granted by the Chilean Water Authority (Dirección General de Aguas) for the supply of water from rivers and lakes near our production facilities. Currently, these water rights are (i) for unlimited duration, (ii) absolute and unconditional property rights, and (iii) not subject to further challenge. Chilean generation companies must pay an annual license fee for unused water rights. New hydroelectric facilities are required to obtain water rights and the conditions of such water rights may affect the design, timing, or profitability of a project.

The Chilean Congress has discussed proposed amendments to the Water Code since 2014 to prioritize the use of water by defining its access as a basic human need that must be guaranteed by the state. The amendments would give precedence to water use for human consumption, domestic subsistence, and sanitation in both the granting and limiting of the exercise of rights of exploitation. Restrictions enacted to preserve environmental flows would also reduce water availability for generation purposes. To date, no resolutions regarding these amendments have been approved by the Chilean Congress.

Any limitations on our water rights, the granting of additional water rights, or on the duration of our water concessions could have a material adverse effect on our hydroelectric development projects and profitability.

Foreign exchange risks may unfavorably affect our results and the U.S. dollar value of dividends payable to ADS holders.

The Chilean peso has been subject to devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. For example, the Chilean peso depreciated by 7.2% against the U.S. dollar in 2019. The Chilean peso continues to devalue against the U.S. dollar in 2020 and the U.S. dollar Observed Exchange Rate peaked at Ch$ 867.83 per US$ 1.00 on March 19, 2020. We pay our dividends in Chilean pesos. Historically, a significant portion of our consolidated indebtedness has been in U.S. dollars. Although a substantial portion of our operating cash flows is linked to the U.S. dollar, we are exposed to fluctuations in the Chilean peso against the U.S. dollar because of time lags and other limitations to pegging our tariff rates to the U.S. dollar. This exposure can substantially decrease the value of the cash we generate in U.S. dollars due to the devaluation of the peso. Future volatility in the exchange rate of the currency in which we receive revenues or incur expenditures may adversely affect our business, results of operations, and financial condition.

Our long-term electricity sales contracts are subject to fluctuations in the market prices of certain commodities, energy, and other factors.

We have exposure to fluctuations in the market prices of certain commodities that affect our long-term electricity sales contracts. These contracts commit us to material obligations as selling parties and contain prices that are indexed to different commodities, exchange rates, inflation, and the market price of electricity. Unfavorable changes to these indices would reduce the rates we charge under these contracts, which could adversely affect our business, results of operations, and financial condition.

Our controlling shareholder may exert influence over us and may have a different strategic view for our development from that of our minority shareholders.

Enel, our controlling shareholder, has an indirect equity interest of 57.9% of our share capital as of the date of this Report through its 61.9% ownership of Enel Chile and has announced an intention to acquire an additional 3% stake of Enel Chile by the end of 2020 which, if successful, would increase its indirect equity interest in us to 60.7%. Under Chilean corporate law, Enel has the power to determine the outcome of substantially all material matters that require a simple majority of shareholders’ votes, such as the election of the majority of the seats on our board and, subject to contractual and legal restrictions, the adoption of our dividend policy. Enel also exercises significant influence over our business strategy and operations. However, in some cases, its interests may differ from those of our minority shareholders. Certain conflicts of interest affecting Enel in these matters may be resolved in a manner that is different from the interests of our company or our minority shareholders.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents, and acts of terrorism, which could unfavorably affect our operations, earnings and cash flow.

Our primary facilities include power plants that are exposed to damage from catastrophic natural disasters, such as earthquakes and fires, human causes, as well as acts of vandalism, protests, riots, and terrorism. A catastrophic event could cause prolonged unavailability of our assets, disruptions in our business, significant decreases in revenues due to lower demand, or significant additional costs to us not covered by our business interruption insurance. There may be lags between a significant accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximum amounts.

In mid-October 2019, widespread street demonstrations and protests erupted in Santiago and quickly spread throughout the rest of Chile. These actions have since become commonplace, and, at times, have been accompanied by looting, arson, and severe vandalism. Violent confrontations between protesters and the police and armed forces have resulted in a significant loss of human lives and severe injuries. The accumulated damage to public and private property could amount to billions of dollars. Damage to Chile’s economy, prospects for growth, perception of risk, and immediate repercussions in terms of unemployment and loss of productivity are also significant. Our corporate headquarters in Santiago suffered a severe arson attack on October 18, 2019, resulting in the dislocation of our management and headquarters employees for an extended period. An electricity substation belonging to an unrelated company in the northern city of Copiapó was set on fire on November 28, 2019. Chilean public authorities have voiced their concern for the country’s strategic electricity infrastructure, including power stations, transmission lines and distribution substations. It is not possible to estimate when such violence will come to an end or the final effects on our business, but there may be material long-term negative effects resulting from this social crisis.

Any natural or human catastrophic disruption to our electricity assets in Chile could lead to significant adverse effects on our operations and financial condition.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures or refinancing existing obligations.

As of December 31, 2019, our consolidated debt totaled Ch$ 858 billion. As of December 31, 2019, our most material debt obligation was the US$ 717.5 million principal amount of SEC‑registered bonds issued in the U.S. under the law of the State of New York. We also have debt associated with local bonds that totaled Ch$ 312 billion.

Our debt agreements are subject to several of the following provisions including (1) financial covenants, (2) affirmative and negative covenants, (3) events of default, (4) mandatory prepayments for contractual breaches, (5) change of control clauses for material mergers and divestments, and (6) bankruptcy and insolvency proceeding covenants, among others.

A significant portion of our financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds, and applicability concerning subsidiaries that could result in cross default. Our debt may also become immediately due and payable in cases involving bankruptcy or insolvency proceedings of a significant or material subsidiary. Likewise, some of our debtholders may decide to accelerate our debt in events of cross default dealing with significant or material subsidiaries, among other potential covenant defaults.

We may be unable to refinance our debt or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to liquidate assets at unfavorable prices in order to make payments due on our debt. Furthermore, we may be unable to sell our assets at opportune moments or sufficiently high prices to obtain proceeds that would enable us to make such payments.

We may also be unable to raise the necessary funds required to finish our projects under development or construction. Market conditions or unforeseen project costs prevailing when we need funds could compromise our ability to finance these projects and expenditures.

Our inability to finance new projects or capital expenditures, refinance our existing debt, or comply with our covenants could negatively affect our results of operation and financial condition.

If third party electricity transmission facilities, gas pipeline infrastructure, or fuel supply contracts fail to provide us with adequate service, we may be unable to deliver the electricity we sell to our final customers.

We depend on transmission facilities owned and operated by other companies to deliver the electricity we sell. This dependence exposes us to several risks. If the transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulations are imposed, transmission companies we rely on may not have sufficient incentives to invest in expanding their infrastructure, which could unfavorably affect our results of operations and financial condition or affect our ability to deploy our portfolio of projects under development. The construction of new transmission lines may take longer than in the past, mainly because of sustainability, social, and environmental requirements that create uncertainties as to the timing of project completion. In addition, our thermal power plants connected to natural gas pipelines are subject to stoppages should material disruptions in the pipeline occur. Stoppages could force us to purchase electricity at spot market prices, which could be higher than the contracted fixed sale price to customers. This scenario could adversely affect our business, results of operations, and financial condition.

We may be unable to reach satisfactory collective bargaining agreements with our unionized employees or retain key employees in cases of labor conflict.

A large percentage of our employees are members of unions and have collective bargaining agreements that must be renewed regularly. Our business, results of operations, and financial condition could be unfavorably affected by a failure to reach a collective bargaining agreement with any labor union or by an agreement with a labor union that contains terms we view as unfavorable. Chilean law provides legal mechanisms for judicial authorities to impose a collective bargaining agreement if the parties are unable to come to an agreement. This is particularly true for some of our subsidiaries because these agreements may materially increase our costs.

We employ many highly specialized employees, and specific actions such as strikes, walkouts, or work stoppages by these employees could negatively affect our business, results of operations, financial condition, and reputation.

The Chilean legislative branch is currently analyzing proposed bills that could increase our labor costs for the Company, such as a reduction in the workweek from 45 to 40 hours, and an increase of 6% in employer contributions to employee pension funds. If enacted, these measures could lead to reduced productivity and higher expenses.

The illiquidity of our ADSs and common stock could unfavorably affect the prices of our securities, the ability to maintain a favorable tax status in Chile, and registration with the U.S. SEC.

Following the completion of the 2018 Reorganization, only 6.4% of our common stock was held by minority shareholders. As of the end of 2019, ADSs comprised only 0.3% of the total outstanding shares of our common stock. Accordingly, our common stock and ADSs are not widely held, and the volume of trading has been low and sporadic. Our common stock and ADSs are subject to increased price volatility and reduced trading liquidity. This lack of liquidity increases the difficulty of selling our securities in large blocks without adversely affecting their price.

The insignificant level of ADS participation, in turn, may influence us to deregister from the SEC in the future if we satisfy the deregistration requirements. A deregistration from the SEC would lead to the discontinuation of annual reporting on Form 20‑F, and current reporting on Form 6‑K, and, consequently, a reduction in the amount of disclosure that is currently available to ADS holders.

At the end of 2018, we voluntarily delisted our ADSs from trading on the NYSE. Our ADSs are now quoted in the over-the-counter market on the OTC Pink. Quotation of our ADSs on the OTC Pink may limit the liquidity and price of our ADSs more than if our ADSs were listed and traded on a national securities exchange. Trading in securities quoted in the OTC Pink is often thin, volatile, and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. Some investors may perceive our ADSs to be less attractive because they are traded on the OTC Pink. We may not have the analyst coverage that accompanies companies listed on national securities exchanges. Furthermore, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities quoted on the OTC Pink. These factors may have an adverse effect on the trading, liquidity, and price of our ADSs, and holders of ADSs may have difficulty selling their securities.

Following the 2018 Reorganization, the primary market for our shares of common stock is now the Santiago Stock Exchange. However, our shares may be unable to meet the criteria for continued listing on the Chilean stock exchanges, and our common stock could be delisted from these exchanges. Our common stock may also lose the “sufficient stock market liquidity” (presencia bursátil) status on the Chilean stock exchanges, which would result in loss of a capital gains tax exemption for certain holders of our shares under Chilean law.

All these factors relating to low stock trading liquidity and a small minority shareholder base may adversely affect the price of our securities.

Lawsuits against us brought outside of Chile, or complaints against us based on foreign legal concepts may be unsuccessful.

All our operations are located outside of the United States. All our directors and officers reside outside of the United States, and substantially all their assets are located outside the United States. If any investor were to bring a lawsuit against our directors and officers in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce judgments obtained in the U.S. courts based on civil liability provisions of U.S. federal securities laws against them in U.S. or Chilean courts. There is also doubt as to whether an action could be brought successfully in Chile for liability based solely on the civil liability provisions of U.S. federal securities laws.

Interruption in or failure of our information technology, control, and communications systems or cyberattacks to or cybersecurity breaches of these systems could have a material adverse effect on our business, results of operations, and financial condition.

We operate in an industry that requires the continued operation of sophisticated information technology, control, and communications systems (“IT Systems”) and network infrastructure. We use our IT Systems and infrastructure to create, collect, use, disclose, store, dispose of, and otherwise process sensitive information, including company and customer data and personal information regarding customers, employees and their dependents, contractors, shareholders, and other individuals. In our generation business, IT Systems are critical to controlling and monitoring our power plants’ operations, maintaining generation and network performance, generating invoices to bill customers, achieving operating efficiencies, and meeting our service targets and standards. The operation of our generation system is dependent not only on the physical interconnection of our facilities with the electricity network infrastructure but also on communications among the various parties connected to the network. The reliance on IT Systems to manage information and communication among and between those parties has increased significantly since the deployment of intelligent grids in Chile.

Our generation facilities, IT Systems, and other infrastructure, as well as the information processed in our IT Systems, could be affected by cybersecurity incidents, including those caused by human error. Our industry has begun to see an increased volume and sophistication of cybersecurity incidents from international activist organizations, nation states, and individuals, and are among the emerging risks identified in our planning process. Cybersecurity incidents could harm our business by limiting our generation capabilities, delaying our development and construction of new facilities or capital improvement projects to existing facilities, disrupting our customer operations, or exposing us to liability. Our business systems are part of an interconnected system. Therefore, a disruption caused by the impact of a cybersecurity incident in the electric transmission grid, network infrastructure, fuel sources, or our third-party service providers’ operations could also unfavorably affect our business.

Our business requires the collection and retention of personally identifiable information of our customers, employees, and shareholders, who expect that we will adequately protect the privacy of such information. Cybersecurity breaches may expose us to a risk of loss or misuse of confidential and proprietary information. Significant theft, loss, or fraudulent use of personally identifiable information may lead to potentially large costs to notify and protect the impacted persons and could cause us to become subject to significant litigation, losses, liability, fines, or penalties, any of which could materially and adversely affect our results of operations and reputation with customers, shareholders, and regulators, among others. We may also be required to incur significant costs associated with governmental actions in response to such intrusions or to strengthen our information and electronic control systems.

The cybersecurity threat is dynamic and evolving, and is increasing in sophistication, magnitude, and frequency. We may not be able to implement adequate preventive measures or accurately assess the likelihood of a cybersecurity incident. We are unable to quantify the potential impact of cybersecurity incidents on our business and reputation. These potential cybersecurity incidents and corresponding regulatory action could result in a material decrease in revenues and high additional costs, including penalties, third party claims, repair costs, increased insurance expense, litigation costs, notification and remediation costs, security costs, and compliance costs.

Item 4.   Information on the Company

A.    History and Development of the Company.

We are a publicly held limited liability stock corporation organized initially on December 1, 1943, under the laws of the Republic of Chile. Since 1943, we have been registered with the CMF in Santiago under Registration No. 0114. We have also been registered with the SEC under the commission file number 001-13240 since 1994. Our full name is Enel Generación Chile S.A. and we are also known commercially as “Enel Generación Chile” or “Enel Generación.” Our shares are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELGXCH,” and our ADSs were listed and traded on the NYSE until December 28, 2018. Following the 2018 Reorganization (described below), Enel Chile owns 93.6% of our shares of common stock and ADSs comprised 0.3% of the total outstanding shares of common stock as of December 31, 2019. We determined that the costs associated with continuing the listing of our ADSs on the NYSE exceeded the benefits received by us, as our primary market for the shares is now the Santiago Stock Exchange. As a result, we applied for voluntary delisting from the NYSE as part of our effort to reduce operational expenses.

Our contact information in Chile is:

Contact Person:	Nicolás Billikopf
Street Address:	Av. Santa Rosa 76 piso 15 Comuna de Santiago Santiago, Chile
Email:	nicolas.billikopf@enel.com
Telephone:	(56-9) 9343 5500
Website:	www.enel.cl, www.enelgeneracion.cl

The information contained on or linked from our website is not included as part of, or incorporated by reference into, this Report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as our company, at http://www.sec.gov.

We are an electric utility company engaged, directly and through our subsidiaries and affiliates, in the generation businesses in Chile. As of December 31, 2019, we had 6,114 MW of installed capacity, with 28 generation facilities and a total of 110 generation units. Of our total installed capacity, 57% consists of hydroelectric power plants and includes, among others, Ralco with 689 MW, Pehuenche with 568 MW, El Toro with 449 MW, Rapel with 376 MW, and Antuco with 319 MW. Approximately 82% of our thermoelectric installed capacity is gas/fuel oil power plants (2,104 MW), and the remaining is coal-fired steam power plants (474 MW). As of December 31, 2019, we had consolidated assets amounting to Ch$ 3,587 billion and operating revenues of Ch$ 1,638 billion.

The Chilean government owned Enel Generation from our incorporation in 1943 until 1987, when a privatization process through a series of public offerings commenced. The privatization process was completed in 1989.

In June 2019, Enel Generation and its subsidiary GasAtacama Chile (now merged with and into Enel Generation), signed an agreement with the Ministry of Energy that complements our sustainability strategy and strategic plan and defines how to proceed with the progressive closure of our coal-fired power plants Tarapacá, Bocamina I and Bocamina II, which have a gross installed capacity of 158 MW, 128MW and 350 MW, respectively.

The agreement is subject to the condition that the Power Transfer Regulation be fully implemented. The regulation defines the Strategic Reserve State and establishes, among others, the essential conditions that ensure non-discriminatory treatment between generation companies. Under the agreement, we are formally and irrevocably obligated to close Bocamina I and Tarapacá, respectively. The deadline for closing Tarapacá is May 31, 2020; however, the Company closed the plant in December 2019 upon receiving authorization from the National Energy Commission (“CNE” in its Spanish acronym) to move up the date of the closure of Tarapacá to December 31, 2019. As per the agreement, the deadline for closing Bocamina I is December 31, 2023. Concerning Bocamina II, the deadline for its closure is December 31, 2040, but we expect to close the plant before the deadline to help meet our decarbonization goals. These steps are subject to the authorization established in the General Law of Electrical Services.

The 2018 Reorganization

On August 25, 2017, Enel Chile proposed a corporate reorganization (the “2018 Reorganization”) to consolidate Enel’s conventional and non-conventional renewable energy (“NCRE”) businesses in Chile under one company, Enel Chile, which became Enel’s only vehicle to invest in Chile. The 2018 Reorganization involved the following transactions:

•

a cash tender offer by Enel Chile for all outstanding shares of our common stock, including ADS. The tender offer was subject to the condition that the tendering holders of Enel Generation shares and ADSs use Ch$236 of the Ch$590 tender offer consideration for each Enel Generation share and Ch$7,080 of the Ch$17,700 tender offer consideration for each Enel Generation ADS to subscribe shares of our common stock at a subscription price of Ch$82 per Enel Chile share (or Ch$2,460 per Enel Chile ADS) (the “Enel Chile U.S. Share/ADS Subscription Condition”);

•

a capital increase to make available a sufficient number of shares of common stock of Enel Chile to deliver to tendering holders of Enel Generation shares and ADSs to satisfy all conditions precedent; and

•

a merger in which Enel Green Power Latin América S.A. (“EGPL”) merged into Enel Chile. EGPL was a closely held stock corporation organized under the laws of the Republic of Chile. Before the 2018 Reorganization, EGPL was a member of the Enel Green Power group of companies. Enel Green Power is a transnational company dedicated to electricity generation with renewable resources, which in turn is controlled by Enel. EGPL was a renewable energy generation holding company engaged in the electricity generation business in Chile through its wholly owned subsidiary Enel Green Power Chile Ltda. (“EGP Chile”).

The respective shareholders of Enel Chile, Enel Generation, and EGPL approved the different steps of the 2018 Reorganization at their extraordinary shareholders’ meetings held on December 20, 2017. The tender offer occurred between February 16, 2018, and March 22, 2018, the preemptive rights offering in connection with the capital increase took place between February 15, 2018, and March 16, 2018, and the 2018 Reorganization was completed and effective on April 2, 2018.

As a result of the 2018 Reorganization, Enel Chile remains our major shareholder. Currently, Enel Chile consolidates the Chilean electricity generation business under us, the Chilean electricity distribution business under Enel Distribution and the Chilean NCRE generation business under EGP Chile. Enel remains as the majority shareholder of Enel Chile, owning 61.9% of the company as of December 31, 2019, and, through its majority ownership of Enel Chile, also remains our majority owner and ultimate parent company.  Enel has announced its intention to purchase an additional equity interest of up to 3% stake of Enel Chile during 2020.

During the last few years, our business strategy has focused on increasing our shareholdings in subsidiaries, selling certain non-strategic assets, and reducing the number of companies by simplifying our corporate structure, mainly through mergers.

We have conducted the following sales of non-core assets over the past few years:

•On September 14, 2016, we sold our 20% equity interest in GNL Quintero S.A. (“GNL Quintero”), to Enagás Chile S.p.A. We obtained a 20% interest in GNL Quintero in 2007 as part of a consortium we formed with ENAP, Metrogas and British Gas to build an LNG regasification facility in Quintero Bay. Partial commercial operations of the facility began in September 2009 and full commercial operations started on January 1, 2011.

•On December 16, 2016, we sold our 42.5% equity interest in Electrogas S.A. (“Electrogas”). Electrogas was dedicated to the transportation of natural gas and other fuels and serves our San Isidro and Quintero power plants, among others. We received the proceeds of this sale, amounting to US$ 180 million (Ch$ 115 billion at that time) on February 7, 2017.

To simplify our corporate structure, we have continued to reduce the number of our companies over the last several years:

•

During 2016, Inversiones GasAtacama Holding Ltda. merged into Celta, which in turn merged into GasAtacama, the surviving company, on November 1, 2016. Celta was our investment vehicle through which we owned the San Isidro thermal power plants, the Pangue hydroelectric power plant, and the Tarapacá thermal generation facility, in addition to our interest in Central Eólica Canela S.A, which owns the Canela wind farms.

•

On November 9, 2017, GasAtacama purchased the remaining 25% minority interest in Central Eólica Canela S.A., which was later dissolved on December 22, 2017. Our economic interest in GasAtacama was 97.4% as of December 31, 2018.

•

In September 2019, we completed the intercompany acquisition of the 2.6% stake that Enel Chile owned in GasAtacama. On October 1, 2019, GasAtacama vertically merged into us as a wholly owned subsidiary. This operation reorganized and simplified the corporate structure of the entities that comprised the GasAtacama Group, all being our subsidiaries, to achieve corporate and operational efficiencies for the Company. This merger did not have a significant economic or financial effect on our results and financial situation due to our high ownership in GasAtacama before the merger.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our subsidiaries to optimize debt and liquidity management. Generally, our operating subsidiaries independently plan capital expenditures financed by internally generated funds or direct financings. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project considering profitability and strategic fit, which includes sustainability considerations. We are currently focused on developing additional hydroelectric and thermal capacity to guarantee adequate levels of reliable supply while remaining attentive to the environment.

For the 2020-2022 period, we expect to make capital expenditures of Ch$ 225 billion, related to investments currently in progress, maintenance of generation plants and in studies required to develop other potential generation projects. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2020-2022 period and the capital expenditures incurred in 2019, 2018, and 2017:

	Estimated 2020-2022	2019	2018	2017
	(in millions of Ch$)
Capital Expenditure(1)	225,196	202,745	222,327	206,776

(1)	Capital Expenditure amounts listed in this table represent cash flow used for purchases of property, plant and equipment and intangible assets for each year, except for future projections.

While our planned investments go beyond the three years highlighted in this table, we are reporting three years to be aligned with Enel’s three-year industrial plan disclosed in December 2019. For further information, please refer to “Item 4. Information on the Company — D. Property, Plant and Equipment — Project Investments” and “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations.”

Capital Expenditures in 2019, 2018, and 2017

Our capital expenditures in the last three years were principally related to the optimization of the 350 MW Bocamina II power plant, improvements to the Tarapacá coal-fired power plant, the construction of the 150 MW Los Cóndores power plant, and maintenance of our current power plants. Investments related to the Bocamina II and Tarapacá power plants focused on making improvements to reduce environmental impact.  These improvements were the consequence of environmental injunctions in the case of Bocamina II and new environmental regulations in the case of Tarapacá. We completed the upgrades to Bocamina II in 2018 and Tarapacá in 2017. We subsequently decided to shut down our coal‑fired Tarapacá plant in December 2019, in anticipation of the deadline for its closure under our decarbonization plan with the Ministry of Energy.

Material plans in progress include the Los Cóndores project, which began construction in 2014 with completion expected during 2021. For further detail of the Los Cóndores project, please see “Item 4. Information on the Company — D. Property, Plant, and Equipment. — Projects Under Construction.”

We reserve a portion of our capital expenditures for maintenance and the assurance of quality and operational standards of our facilities. Projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.Business Overview.

We are a publicly held limited liability stock corporation that operates in Chile. Our core business is electricity generation. We also participate in other activities but that are not core businesses and represent less than 1% of our 2019 revenues. We do not report them as separate business segment in this Report nor in our consolidated financial statements.

The table below presents our revenues:

	Year ended December 31,			Change
Revenues	2019	2018	2017	2019 vs. 2018
	(in millions of Ch$)			(in %)
Generation	1,638,374	1,521,054	1,634,937	7.7
Other businesses and intercompany transaction adjustments	—	—	—	—
Total revenues	1,638,374	1,521,054	1,634,937	7.7

For further financial information related to our revenues, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and Note 26 of the Notes to our consolidated financial statements.

We are a generation company in the SEN, representing 31% of the electricity market share in 2019.

As of December 31, 2019, we accounted for 24.9% of SEN’s total generation capacity, measured by the installed capacity, according to figures published by the National Electricity Coordinator (“CEN” in its Spanish acronym). Hydroelectric, thermal and wind power represent 57%, 42% and 1% of our total installed capacity in Chile, respectively.

For additional detail on our historical capacity, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

The following tables summarize the information relating to our capacity, electricity generation and energy sales:

ELECTRICITY DATA

	Year ended December 31,
	2019	2018	2017
Number of generating units(1)	110	111	111
Installed capacity (MW)(2)(3)(4)	6,114	6,274	6,351
Electricity generation (GWh)	17,548	17,373	17,073
Energy sales (GWh)	22,232	23,343	23,356

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

(4)Tarapacá steam turbine and coal plant was decommissioned on December 31, 2019.

Our consolidated electricity generation in 2019 was 17,548 GWh and our energy sales were 22,232 GWh, which represents a 1.0 % increase and a 4.8% decrease, when compared to 2018, respectively.

Dividing the electricity generation business into hydroelectric, thermoelectric and other generation is customary in the electricity industry, because each generation type has significantly different variable costs. Thermoelectric generation, for instance, requires the purchase of fuel, which generally leads to higher variable costs than hydroelectric generation from reservoirs or rivers that normally has minimal variable costs. Of our total consolidated generation in 2019, 58% was from hydroelectric sources, 41% was from thermal sources, and less than 1% was from wind energy, which is generated by the Canela I and Canela II wind farms.

The following table summarizes our consolidated generation by type of energy:

GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2019		2018		2017
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	10,108	57.6	10,681	61.5	9,392	55.0
Thermal generation	7,233	41.2	6,268	36.1	7,292	42.7
Wind generation — NCRE (1)	152	0.9	131	0.8	129	0.8
Mini-hydro generation — NCRE (2)	55	0.3	293	1.7	260	1.5
Total generation	17,548	100.0	17,373	100.0	17,073	100.0

(1)Electricity generated by the Canela I and Canela II wind farms.

(2)Electricity generated in 2019 refers to the Ojos de Agua mini-hydroelectric plant.  Before 2019, the information also includes generation by the Palmucho plant.

The following table contains information regarding our consolidated sales of electricity by type of customer for each of the periods indicated:

ELECTRICITY SALES BY CUSTOMER TYPE (GWh)

	Year ended December 31,
	2019		2018		2017
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	12,248	55.1	15,254	65.3	17,029	72.9
Unregulated customers	9,705	43.7	7,338	31.4	5,586	23.9
Total contracted sales (1)	21,953	98.7	22,592	96.8	22,615	96.8
Electricity pool market sales	279	1.3	752	3.2	742	3.2
Total electricity sales	22,232	100	23,343	100	23,356	100

(1)	Includes sales to distribution companies not backed by contracts.

Dividing sales by customer type in terms of regulated and unregulated customer is useful in managing and understanding the business. We sell electricity to regulated customers through distribution companies and to unregulated customers directly. The sales to distribution companies to supply their regulated customers, that is, residential, commercial, or others, are classified as regulated sales and subject to government regulated electricity tariffs. The sales of generation companies to distribution companies to supply their unregulated customers are classified as unregulated sales and governed by contracts at freely negotiated prices and terms. We directly sell to large commercial and industrial customers and other generators. The sales to generators are classified as unregulated sales and generally governed by contracts with freely negotiated prices and terms. Finally, pool market sales take place either when generation companies are dispatched by CEN in excess of their contractual obligations and therefore must sell their surplus electricity in the pool market, or when the generators’ electricity dispatched is less than their contractual commitments with their customers and therefore, they must purchase the deficit in the pool market. These purchase and sale transactions among electricity generation companies are normally made in the pool market at the spot price, and do not require a contractual agreement.

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

In general, hydrological conditions such as droughts and insufficient rainfall adversely affect our generation capacity. For example, severe prolonged drought conditions or reduced rainfall levels in Chile caused by the El Niño phenomenon reduces the amount of water that can be accumulated in reservoirs, thereby curtailing our hydroelectric generation capacity. In order to mitigate hydrological risk, hydroelectric generation may be substituted with thermal generation (natural gas, LNG, coal or diesel) and energy purchases on the spot market, both of which could result in higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

Operations

We own and operate 110 generation units in Chile both directly and through our subsidiary Pehuenche. Of these generation units, 38 are hydroelectric, with a total installed capacity of 3,456 MW, representing 57% of our total installed capacity in Chile. There are 21 thermal generation units that operate with gas, coal or oil with a total installed capacity of 2,580 MW, representing 42% of our total installed capacity in Chile. There are 51 wind powered generation units with an aggregate installed capacity of 78 MW, representing 1% of our total installed capacity in Chile. On November 21, 2017, the integration of the SIC and the SING into one interconnected system was completed and resulted in the creation of the SEN, a new national interconnected system that extends from Arica in the north of Chile to Chiloé in the south of Chile.

For information on the installed generation capacity for each of our subsidiaries, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total gross electricity generation in Chile accounted for 23.5 % of total gross electricity generation in Chile during 2019.

The following table sets forth the electricity generation by each of our generation companies:

ELECTRICITY GENERATION BY COMPANY (GWh)

	Year ended December 31,
	2019	2018	2017
Enel Generation	15,428	11,314	10,976
Pehuenche	2,120	2,794	2,443
GasAtacama (1)	—	3,265	3,654
Total	17,548	17,373	17,073

(1)	GasAtacama was merged into Enel Generation in October 2019.

The following table sets forth the electricity generation by type:

ELECTRICITY GENERATION BY TYPE (GWh)

	Year ended December 31,
	2019		2018		2017
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	10,108	57.6	10,681	61.5	9,392	55.0
Thermal generation	7,233	41.2	6,268	36.1	7,292	42.7
Wind generation — NCRE (1)	152	0.9	131	0.8	129	0.8
Mini-hydro generation — NCRE (2)	55	0.3	293	1.7	260	1.5
Total generation	17,548	100	17,373	100	17,073	100

(1)Electricity generated by the Canela I and Canela II wind farms.

(2)Electricity generated in 2019 refers to the Ojos de Agua mini-hydroelectric plant.  Before 2019, the information also includes generation by the Palmucho plant.

Water Agreements

Water agreements refer to the right of a user to utilize water from a particular source, such as a river, stream, pond or groundwater. In times of good hydrological conditions, water agreements are generally not complicated or contentious. However, in times of poor hydrological conditions, water agreements protect our right to use water resources for hydroelectric generation.

Through our subsidiaries, we have three agreements in force with the purpose of utilizing water for both irrigation and hydroelectric generation more efficiently. Two of them are agreements between Enel Generation and the Chilean Water Works Authority (“DOH” in its Spanish acronym) and are related to the water consumption during the most intense irrigation period (normally from September to April) from Laja Lake and Maule Lagoon, both located in southern Chile. Enel Generation signed the first agreement with DOH related to Laja Lake and Maule Lagoon on October 24, 1958 and September 9, 1947, respectively.

After four years of studies and dialogue with different sectors making use of water from the Laja Lake, on November 16, 2017, the Operation and Recovery of Laja Lake Agreement was signed, which complements the agreement signed with the DOH in 1958. This agreement provides reasonable irrigation security to irrigators in the area, giving priority to extractions for irrigation when the reservoir is at low levels, which are also used for generation. It contemplates the use of a certain volume of water to maintain the scenic beauty of Salto del Laja, a well-known tourist attraction in the area. It also significantly improves flexibility in the use of water, eliminating most of the restrictions that existed in the form of water extraction, replacing it by annual volumes that will manage irrigation and generation according to their needs. Another agreement was signed in October 2018 between our subsidiary Pehuenche and the irrigators of the Maule Lagoon Monitoring Board to optimize the use of water during drought periods. These agreements allow us to use the water more efficiently and to avoid further litigation with the local community, especially with farmers.

Thermal Generation

Our thermal electricity generation facilities use mostly LNG, coal and to a lesser extent, diesel. This mix allows us to use other fuels if the price of LNG were relatively too high, if there were a shortage of supply, or if another circumstance were to make LNG unavailable. To satisfy our natural gas and transportation requirements, we signed a long-term gas supply contract with suppliers that establishes maximum supply amounts and prices, as well as long-term gas transportation agreements with the pipeline companies. Gasoducto GasAndes S.A. and Electrogas S.A. are our current gas transportation providers. Since March 2008, all of our natural gas units can operate using either natural gas or diesel and since December 2009, our San Isidro, San Isidro 2 and Quintero power plants operate using LNG.

The LNG contract is the largest supply contract and is based on long-term agreements between us and Quintero LNG Terminal for regasification services and British Gas for supply. Our LNG Sale and Purchase Agreement is in force through 2030 and is indexed to the Henry Hub/Brent commodity prices. During 2019, Enel Generation used 441 million cubic meters of LNG from Quintero LNG Terminal for its generation and commercialization requirements.

Regarding the supply of natural gas, a milestone was achieved during the last quarter of 2018. In a new environment of cooperation and promotion of energy integration by governments and private actors in Argentina and Chile, and after eleven years of interrupted gas supply, it was possible to reactivate the import of natural gas from Argentina. During 2019, Enel Generation imported a total of 667 million cubic meters of natural gas with a very competitive price under supply agreements with YPF and Total Austral, influencing system energy prices during the year.

The agreement of the Nueva Renca thermal power plant that was entered into by AES Gener and subsequently by Empresa Eléctrica Santiago (currently known as Generadora Metropolitana Spa), allowed natural gas to be available to Nueva Renca beginning in 2019. With this availability, the electrical energy produced by Nueva Renca, which was approximately 0.5 TWh, accounted for the electrical energy balance of Enel Generation and helped to reduce our spot energy purchases.

From the point of view of gas commercialization, during 2019, Enel Generation had three LNG shipment sales transactions, including the sale to Enel Global Trading with delivery to the United Kingdom and Brazil, continuing international trading transactions for shipments under the contract with BG Global Energy Ltda. in relevant international markets, outside of Latin America.

In 2019, the Terminal Use Agreement signed with GNL Mejillones allowed the unloading of an LNG shipment at this terminal. This agreement allowed the renewal of gas purchase agreements with important mining and industrial customers in the north of Chile, making of Enel Generation the main industrial gas trader in the north of Chile, in addition to having volumes of this gas available to Enel Generation thermal units connected to the northern gas pipeline network (Taltal and GasAtacama).

In relation to the commercialization of LNG by trucks, 2019 was marked by deliveries of a total of 60 million cubic meters which represents a 36 % increase compared to 2018. During 2019, new agreements were reached that will allow the increased supply of natural gas for distribution for the next several years.

With respect to coal-based power plant operations, during 2019, 1.3 million tons of coal were consumed by the Tarapacá and Bocamina power plants. This consumption was equivalent of 2.3 TWh of energy generated by Bocamina II, 0.6 TWh generated by Bocamina I and 0.6 TWh generated by Tarapacá.

Generation from NCRE sources

Under Chilean law, electricity generation companies must derive a minimum amount of their energy sales from NCRE. This minimum amount depends on the date of execution of the sale contract and ranges from zero, for those signed prior to 2007, to 20% for those signed starting in July 2013. Currently, our Canela wind farms and Ojos de Agua mini-hydroelectric plant qualify as NCRE facilities.

Electricity sales and generation

The SEN’s electricity sales increased 0.7% during 2019 compared to 2018, as set forth in the following table:

ELECTRICITY SALES IN THE SEN (GWh)

	Year ended December 31,
	2019	2018	2017
Total electricity sales (SEN)	71,670	71,179	68,256

Our electricity sales reached 22,232 GWh in 2019, 23,343 GWh in 2018 and 23,356 GWh in 2017, which represented a  31.0%, 32.8% and 34.2% market share, respectively. The energy purchases to comply with our contractual obligations to third parties decreased by 21.5% in 2019 when compared to 2018, primarily due to lower energy available under the contract with Nueva Renca, which is included in the total.

The following table sets forth our electricity generation and purchases:

ELECTRICITY GENERATION AND PURCHASES (GWh)

	Year ended December 31,
	2019		2018		2017
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	17,548	78.9	17,373	74.4	17,073	73.1
Electricity purchases	4,684	21.1	5,970	25.6	6,283	26.9
Total	22,232	100	23,343	100	23,356	100

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market. Commercial relationships with our customers are usually governed by contracts. Supply contracts with distribution companies must be auctioned, and are generally standardized with an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each customer, and the conditions are agreed upon by both parties, reflecting competitive market conditions.

In 2019, 2018 and 2017, we had 315, 294 and 152 customers, respectively. This significant increase in 2019 and 2018 is mainly due the increase in the number of unregulated customers. Regulated customers of a certain size may elect to become unregulated customers in order to benefit from the current market situation, which offers lower prices than would be paid as regulated customers. In 2019, our customers included 20 regulated customers and 302 unregulated customers.

Our generation contracts with unregulated customers are generally on a long-term basis and typically range from five to fifteen years. Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice. Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer. We have not experienced any supply interruptions under our contracts. If we experienced a force majeure event, as defined in the contract, we can reject purchases and have no obligation to supply electricity to our unregulated customers. Disputes are typically subject to binding arbitration between the parties, with limited exceptions.

For the year ended December 31, 2019, our principal distribution customers were (in alphabetical order): Enel Distribution.  Grupo CGE,  Grupo Chilquinta and Grupo Saesa.

Our principal unregulated customers were (in alphabetical order): Compañia Minera Doña Inés de Collahuasi SCM, Enel Distribution,  Empresa CMPC S.A., and SCM Minera Lumina Copper Chile.

We compete in the SEN primarily with three generation companies, AES Gener, Colbún S.A. (“Colbún”) and Engie.

Electricity generation companies compete largely based on price, technical experience and reliability. In addition, because 57% of our installed capacity connected to the SEN is hydroelectric, we have lower marginal production costs than companies whose installed capacity is primarily thermal. Our installed thermal capacity benefits from access to gas from the Quintero LNG Terminal. However, during periods of extended droughts, we may be forced to buy more expensive electricity from thermal generators at spot prices in order to comply with our contractual obligations.

ELECTRICITY INDUSTRY STRUCTURE AND REGULATORY FRAMEWORK

1. Overview and Industry Structure

In the Chilean Electricity Market, there are four categories of local agents: generators, transmitters, distributors and large customers.

The following chart shows the relationships among the various participants in the Chilean electricity market:

The Chilean electricity sector is physically divided into three main networks: the SEN and two smaller isolated networks (Aysén and Magallanes). The SEN was created after the integration of the SIC and the SING that took place in November 2017 and extends from Arica in the north of Chile to Chiloé in the south of Chile. CEN (Coordinador Eléctrico Nacional), a centralized dispatch center, coordinates the SEN’s operations. Until the interconnection of the SIC and SING in 2017, each system was coordinated by its respective dispatch center, the CDEC-SIC and the CDEC-SING.

The industry’s three business segments—generation, transmission, and distribution—must operate in an interconnected and coordinated manner to supply electricity to final customers at minimum cost and within the standards of quality and security required by the industry’s rules and regulations.

i)Generators:

Generators supply electricity to end customers using lines and substations that belong to transmission and distribution companies. The generation segment operates competitively and does not require a concession granted by the authorities. Generators may sell their energy to unregulated customers and other generation companies through contracts at freely negotiated prices. They may also sell to distribution companies to supply regulated customers through contracts governed by bids defined by the authorities.

The operation of electricity generation companies is coordinated by CEN, with an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. Any differences between electricity production and generators’ contracted sales are sold in the spot market at a price equal to the hourly marginal cost of the system.

ii)Transmitters:

Transmission companies own lines and substations with a voltage higher than 23 kV flowing from generators’ production points to the centers of consumption or distribution, charging a regulated toll for the use of their installations. The transmission segment is a natural monopoly subject to special industry regulations, including antitrust legislation. Tariffs are regulated, and access must be open and guaranteed under nondiscriminatory conditions.

iii)Distributors:

Distribution companies supply electricity to end customers using electricity infrastructure lower than 23 kV. The distribution segment is a natural monopoly subject to special industry regulations as well, including antitrust legislation. The electricity network is open access, and distribution tariffs are regulated. Distribution companies must provide electricity to the regulated customers within their concession area and at regulated prices. They may sell to unregulated customers through contracts at freely negotiated prices.

Customers are classified as “regulated” or “unregulated” according to their demand. Certain customers have the choice to be either regulated or unregulated, and therefore subject to the respective price regime. Demand requirements to qualify as a regulated or unregulated customer are described below under “—3. Generation Segment — Dispatch, Customers and Pricing”.

2. Electricity Law and Authorities

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government. This goal is achieved by establishing objective criteria for setting prices that offer a competitive rate of return on investment to stimulate private investment while ensuring the availability of electricity in the system to all who request it.

Since its inception, private sector companies have developed the Chilean electricity industry; however, nationalization by the government was conducted between 1970 and 1973. During the 1980s, the sector was reorganized through the Chilean Electricity Law, known as Decreto con Fuerza de Ley DFL 1 (“DFL 1”), allowing for the renewed participation of the private sector.

The industry is currently governed by the electricity law Ley General de Servicios Eléctricos No. 20,018 and its modifications, under the Electricity Law, known as Decreto con Fuerza de Ley DFL 4 (“DFL 4”), the restated DFL 1, published in 2006 by the Ministry of Economy and its respective regulations included in Decreto Supremo D.S. No. 327/1998.

The Ministry of Energy has been the leading authority in the energy industry since February 1, 2010. It elaborates and coordinates plans, policies and standards for the proper operation of the sector and the development of the industry in Chile.

The National Energy Commission (“CNE” in its Spanish acronym) and the Superintendence of Electricity and Fuel (“SEF”) are also relevant industry authorities. They report to the Ministry of Energy.

The CNE is the entity in charge of approving the annual transmission expansion plans, elaborating the indicative plan for the construction of new electricity generation facilities, and proposing regulated tariffs to the Ministry of Energy for approval. SEF inspects and oversees compliance with the law, rules, regulations and technical norms applicable to the generation, transmission, and distribution of electricity, as well as liquid fuels and gas.

The Energy Sustainability Agency was created in 2018 and replaced the Energy Efficiency Agency that was in charge of promoting energy efficiency.

Additionally, the law provides for a “Panel of Experts,” whose primary responsibility is to acts as a court, issuing enforceable resolutions in disputes related to subjects referred to by DFL 4 and other electricity related laws. This panel is comprised of professional experts, all of whom are elected every six years by the antitrust government agency, Tribunal de la Libre Competencia (“TDLC” in its Spanish acronym).

CEN is an independent entity in charge of coordinating the operation of the electricity system with the following objectives:

i)maintain service security;

ii)guarantee the efficient operation of facilities connected to the system; and

iii)guarantee open access to all transmission networks.

CEN’s main activities include:

a)coordination of electricity market operations;

b)authorization of connections;

c)ancillary services management, implementation of information systems available for the public; and

d)monitor competition and payments, among others.

CEN performs the calculation of market balances (energy injections and withdrawals), determines the transfers among generation companies, and calculates the hourly marginal cost, which is the price at which energy transfers are made in the spot market. CEN does not, however, calculate the rates of generation capacity. The CNE calculates such prices.

Limits on Integration and Concentration

The antitrust legislation established in DFL 211 (modified in 2016 by Law No. 20,945) and the regulations applicable to the electricity industry stated in DFL 4, and Law No. 20,018 have established the criteria to avoid economic concentration and abusive market practices in Chile.

Companies can participate in different market segments (generation, distribution, transmission) to the extent that they are appropriately separated, both from an accounting and corporate perspective, according to the requirements established in DFL 4, Law No. 20,018, and the antitrust law DL 211 referred to above. Companies must also comply with the conditions set in Resolution No. 667/2002, discussed below.

The transmission sector is subject to the most significant restrictions, mainly because of its open access requirements. DFL 4 sets limits on the shareholdings of generation and distribution companies in companies that participate in the national transmission segment of the transmission system.

The owners of the National Transmission System (“STN” in its Spanish acronym) must be limited liability stock corporations. Individual interests in the STN by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment value of the STN. The aggregate interest of all such agents in the STN cannot exceed 40% of the total investment value.

According to the Electricity Law, there are no restrictions on market concentration for generation and distribution activities. However, Chilean antitrust authorities have imposed certain measures to increase transparency associated with our subsidiaries and us through Resolution No. 667/2002 issued by the TDLC.

Resolution No. 667/2002 states that:

electricity generation and distribution activities cannot be merged (Enel Chile must continue to keep both business segments separate and manage them as independent business units);

Enel Chile, Enel Generation, and Enel Distribution are registered with the CMF and must remain subject to the regulatory authority of the CMF and comply with the regulations applicable to publicly held stock corporations, even if any of these companies should lose such designation;

members of the Board of Directors must be elected from different and independent groups; and

the external auditors of the companies must be different for local statutory purposes.

Also, the Water Utility Services Law sets restrictions on the overlapping of different utility concessions in the same area. It establishes limits on the ownership of the property for water and sewage service concessions and utilities that are natural monopolies, such as electricity distribution, gas or home telephone networks. For example, an electricity distribution company and a water utility company that belong to the same owner cannot operate in the same concession area.

3. Generation Segment

The generation segment is comprised of companies that own electricity generation power plants. They operate under market conditions delivering their electricity to end customers through transmission and distribution networks. Generation companies freely determine whether to sell their energy and capacity to regulated or unregulated customers, but CEN decides the operation of their power plants. The surplus or deficit between a generation company’s electricity sales and production is sold or purchased, as the case may be, to other generators at the spot market price.

Law No. 20,257 (2008) promotes the development of NCRE generation. In Chile, NCRE refers to electricity from wind, solar, geothermal, biomass, ocean (movement of tides, waves, and currents, as well as the ocean’s thermal gradient) and mini-hydro power plants with a capacity under 20 MW.

Law No. 20,257 required generators, between 2010 and 2014, to supply at least 5% of their total contracted sales from NCRE sources, with progressive increases of 0.5% per year beginning in 2015, ultimately reaching 10% by 2024. Law No. 20,698 (2013) modified the requirements of Law No. 20,257 and established a mandatory 20% share of NCRE source as a percentage of total contracted energy sales by 2025 but allowed contracts signed between 2007 and 2013 to maintain the 10% target by 2024.

Dispatch, Customers, and Pricing

Generation companies may sell to distribution companies, unregulated end customers, or other generation companies through contracts. Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market or through contracts. They balance their contractual obligations with their dispatch by trading deficit and surplus electricity at the spot market price, which is set hourly by CEN, based on the lowest cost of production of the last kWh dispatched.

CEN operates the electricity system with an approach that minimizes costs while monitoring the quality of the service provided by the generation and transmission companies. To reduce operating costs, CEN applies an efficiency criterion in which the lowest cost producer available is usually required to satisfy demand at any moment in time. As a result, at any specific level of demand, the appropriate supply is provided at the lowest possible production cost available in the system. This marginal cost on an hourly basis is the price at which generators trade energy in the spot market, using both their injections (sales) and their withdrawals (purchases) to balance their contracted customer sales with their production determined by CEN.

The customers of generation companies are classified by the electricity capacity demand required, as follows:

i)            Unregulated customers: Customers who demand over 5,000 kW of capacity, mainly industrial and mining companies. These customers freely negotiate their electricity supply prices with generators and distributors. This customer category also includes those who demand between 500 and 5,000 kW of capacity with the option to choose between the unregulated and regulated regimes and who choose the unregulated regime.

ii)           Distribution companies: Distributors distinguishing between the energy they require to satisfy their regulated customers from their unregulated customers. In the former case, distributors purchase energy from generation companies through an open bid process regulated by the CNE, while in the latter case they freely negotiate bilateral contracts with unregulated customers.

iii)         Generation companies trading on the spot or short-term market: The energy and capacity transactions between generation companies arise from the difference between the electricity produced by a generator, as determined by the CNE, and the contractual obligations of that generator with its customers. The price of energy traded on the spot market is the hourly marginal cost of the system and the price of capacity sold on the spot market at a specific node.

Each generator receives a capacity payment set by CEN based on the generation capacity of each power plant and the available primary resource. This capacity payment replaces the previous “firm capacity” concept. It continues to depend primarily on the availability of such facility, the type of power plant technology, and the resources used to generate. It is the maximum capacity a generator may supply to the system at certain peak hours, considering statistical information, accounting for maintenance time and arid conditions for hydroelectric power plants, but differs from firm capacity because it does not consider the power plants’ contribution to the security of the entire system.

Generation costs are passed on to distributors’ regulated end consumers through the “average node price,” which corresponds to a single price determined for each distributor by the CNE, considering the weighted-average rates of their current supply contracts for regulated customers. The node price is adjusted in three instances: (1) every six months, in January and July of each year, based on local and international indexes; (2) upon the entry of a new supply contract with any distribution company; and (3) upon indexation of a supply contract by more than 10%.

Rationing

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree. A severe drought is not considered a force majeure event under our service agreements.

Generation companies may also be required to pay fines to the regulatory authorities, as well as compensate electricity customers affected by shortages of electricity. Penalties are related to system blackouts due to an electricity generator’s operational problems, including failures related to the coordination duties of all system agents. If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, they must compensate the customers at a rate known as the “failure cost” determined by the authority in each node price setting. This failure cost, which is updated semiannually by the CNE, is a measurement of how much end customers would pay for one extra MWh under rationing conditions.

Water Rights

Companies in Chile must pay an annual fee for unused water rights. License fees already paid may be recovered through monthly tax credits, commencing on the start-up date of the project associated with the water rights. The maximum license fees that may be recovered are those paid during the eight years before the start-up date.

The Chilean Constitution considers water as a national public good in which real utilization rights are defined. It is similar to holding private property rights over water, as outlined in article 19, paragraph 24: “The rights of individuals over water, recognized or constituted under the law, grant their holders ownership over such rights.” Notwithstanding this definition, paragraph 24 also specifies legal limitations to those water rights.

The Chilean Congress is currently discussing amendments to the Water Code to make water use for human consumption, household subsistence and sanitation a high priority.

On November 22, 2016, the Chilean House of Representatives approved an amendment that is being evaluated by the Water Resources, Desertification and Drought Commission of the Chilean Senate. The main aspects of the amendments are as follows:

Granting of new water rights, which would be limited to a maximum period of 30 years, extendable over future terms, unless the Water Authority proves the non-use of the resources. The extension would be effective only for water rights used.

The expiration of new non-consumptive water rights that were granted by law, if the holder does not exercise the right of use within eight years.

The expiration of new non-consumptive water rights previously granted: If the holder does not effectively use the rights within eight years from the date of enactment of the new Water Code, the term can be extended for up to four years only in justified cases such as delays in obtaining permits or environmental approvals.

In January 2019, the president of Chile modified this amendment to state that water rights have an unlimited duration. As of the date of this Report, the Chilean Congress is still discussing the amendment.

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

Law No. 20,936, published in July 2016, established a new regulatory framework for all electricity transmission systems in Chile, redefining the system into the following segments: National, Development Poles, Zonal, Dedicated, and International.

National and Zonal Transmission Systems planning is a centralized, regulated process conducted by CEN that annually issues an expansion plan to be approved by the CNE.

The expansion of both systems is granted through an open tender process that distinguishes new installations from the enlargement of existing facilities. The tenders conducted for new installations give the winner ownership of the installation to be built. The extension of existing facilities, on the other hand, belongs to the owner of the original facility, who is obliged to tender the construction of the required extension.

The remuneration of existing National and Zonal transmission installations is determined by a tariff-setting process conducted every four years. This process determines the Annual Transmission Value that considers efficient operation and maintenance costs and an annual valuation of investments based on a discount rate determined by the authorities every four years (minimum 7% after-tax) and the useful life of the installations.

The remuneration of extensions is the value resulting from the respective bid of such extension for the first 20 years of operations. Beginning with year 21, such extension is considered an existing installation and compensated accordingly.

The regulation currently in force states that transmission remuneration is the sum of tariff revenue and the usage charge revenue received for the use of the transmission system, defined as $/kWh by the CNE. The revenue is calculated on a semi-annual basis.

Finally, in the case of a failure in electricity transmission, Law No. 20,396 defines the penalty conditions for the responsible company (transmission, generation, or other).

Transmission Tariffs

Law No. 20,936 introduced changes to the transmission tariff-setting process. In transitioning to the implementation of the new law, the existing Zonal transmission tariff-setting process has been continued, as stated by transitory Article No. 20 of Law No. 20,936. The tariff-setting process for the 2018-2019 period concluded in October 2018 and has been applied retroactively since January 1, 2018. As of the date of this Report, an analysis of National and Zonal transmission tariffs for the 2020-2023 period is still in progress.

5. Distribution Segment

The distribution segment is comprised of electricity infrastructure with a voltage lower than 23 kV to supply electricity to end customers. Electricity distribution is considered a natural monopoly. Therefore, companies operate under a public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers. They may also sell to unregulated customers at negotiated prices.

Customers are classified according to their demand as regulated or unregulated. Regulated customers are those with a connected capacity of up to 5,000 kW. Unregulated customers are those with a connected capacity of over 5,000 kW. Customers with  a connected capacity between 500 kW and 5,000 kW may choose to be regulated or unregulated, subject to the respective price regime. Customers must remain in the selected category for at least four years.

Customers subject to the unregulated price regime may negotiate their electricity supply with any generator or distributor; however, they must pay a regulated toll for using the distribution network. Regulated customers with residential generation can sell their surpluses to the distribution company under certain conditions (regulation of net billing). Since November 2018, Law No. 21,118 has permitted customers with a connected capacity up to 300 kW to sell their surpluses.

The Chilean Ministry of Energy grants distribution concessions for undefined periods, as well as the right to use public areas for building distribution lines. Distribution companies have an obligation to supply electricity to all customers who request service within their concession area; however, customers who have chosen the unregulated price regime have the option to purchase electricity directly from generators and enter into commercial contracts with them if they deem the terms to be more favorable than with the distribution company assigned to their concession. A concession may be declared expired if the quality of service does not meet specific minimum standards.

Regarding the supply of electricity to regulated customers, DFL 4 establishes that distribution companies must have an amount of electricity permanently available. They must contract their energy supply through open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are based on distribution companies’ projections of energy demand. They are conducted at least five years in advance from the expected effective date of the energy supply contract, which has a 20-year term. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out short-term tenders. There is also a regulated mechanism to remunerate supply not covered by a contract if this were to take place.

The latest tender was conducted in 2017. A total of 2,200 GWh/year were awarded for the period from January 1, 2024 to December 31, 2043, at an average price of 32.5 US$/MWh, which must be wholly sourced from NCRE. In September 2019, the CNE announced a new bidding process for 5,800 GWh/year to be tendered for the period from

2026 to 2040. The deadline for the submission of bids is May 27, 2020. For further detail on the outcome of tenders, please see “Item 4. Information on the Company — B. Business overview”.

Distribution Tariffs

The Chilean distribution tariff model has gone through nine tariff-setting processes since its privatization in the 1980s.

Law No. 21,194 established new limits on returns on investments for distribution companies. Tariffs charged by distribution companies to regulated end customers are set every four years. Tariffs are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge, and the value added from distribution of electricity (“VAD”), which allows distribution companies to recover their investment and operating costs, including a legally mandated return on investment. The transmission charge reflects the price paid for electricity transmission and transformation. The law also mandates that distribution companies may not operate in other sectors or industries as of 2021.

The VAD is based on a so-called “efficient model company” within a Typical Distribution Area (“TDA”).  It considers the cost of building and operating the company at the minimum price, fulfilling the quality and safety standards of a company within that TDA. Therefore, the CNE classifies all distribution companies according to their TDA and subsequently selects one distribution company from each TDA to estimate its cost as an efficient model company. Distribution companies also carry out their own studies to determine the costs of such a company as an efficient model company. Cost estimates include fixed expenses, average energy and capacity losses, standard investment costs, and operation and maintenance costs. The annual investment costs are calculated considering the replacement cost of installations, useful life, and a rate of return that the CNE calculates every four years.

The CNE determines the VAD of each TDA. Preliminary tariffs, with the resulting VAD, are tested to ensure that they provide an industry aggregate rate of return between 6% and 8%. However, Law No. 21,194 establishes that the after-tax rate of return for each distributor must be between three percentage points below and two percentage points above the rate of return calculated by the CNE.

The real return on investment for a distribution company depends on its actual performance relative to the standards chosen by the CNE for the efficient model company. The tariff system allows for a higher return to distribution companies that are more efficient than the model company.

Electricity regulation establishes tariff equality mechanisms for electrical services. Law No. 20,928 states that the maximum tariff that distribution companies may charge residential customers must not exceed the average national tariff by more than 10%. The differences arising from the application of this mechanism are progressively absorbed by the remaining customers subject to regulated prices, which are under the mentioned average, except for those residential users whose monthly average consumption of energy in the prior calendar year is less than or equal to 200 kWh.

Additionally, Chilean law provides that transitory subsidies can be granted if the residential customer tariff increases by 5% or more within six months. The state confers this subsidy, and its application is a power of the government and the last one was granted in 2009.

The tariff-setting process for 2016-2020 concluded in August 2017 and had been effective, retroactively, since November 4, 2016. On December 18, 2017, the CNE published a resolution that set the Technical Standard of Quality of Service for Distribution Systems, establishing higher technical and commercial standards. Included in these new standards are electricity supply reliability indicators, such as the System Average Interruption Frequency Index (SAIFI), which measures the average number of times a customer’s supply is interrupted in a year and the System Average Interruption Duration Index (SAIDI), which measures the total number of minutes, on average, that a customer is without electricity in a year, among others. This resolution also refers to product quality, metering, monitoring, and controlling, and commercial service quality. In this context, in September 2018, there was an extraordinary tariff update process, which is non-retroactive and will be in effect until the tariff-setting process for the period 2020-2024 has been completed. This process began in January 2020 and is ongoing. However, due to the recent social unrest that began in October 2019, distribution tariffs for 2020 will remain unchanged for the time being

Distribution companies may be required to compensate end customers in the case of electricity shortages that exceed the authorized standards. These compensatory payments are equal to double the amount of electricity the distribution company failed to provide, using a rate equal to the “failure cost.” Also, distribution companies are subject to the provisions of SEF, including articles 15 and 16 of Law No. 18,410, in which different infractions are listed and classified according to their severity and associated fines.

Distribution-Related Services

Distribution-related services are services identified by the TDLC as subject to regulation, such as meter rentals and meter verification, among others. The CNE sets the tariffs of these services every four years, along with the VAD calculation.

The tariff-setting process for the distribution related services for the 2016-2020 period concluded in July 2018. The new tariff is non-retroactive and will be in effect until the tariff-setting process for the period 2020-2024 has been completed. This process began in January 2020 and is ongoing. However, due to the recent social unrest that began in October 2019, distribution-related tariffs for 2020 will remain unchanged for the time being

6. Environmental Regulation

Chile has numerous laws, regulations, decrees, and municipal ordinances that address environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas that may affect public health and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and has been amended by several regulations, including the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001. This law establishes a general framework of regulation of the right to live in a pollution-free environment, the protection of the environment, the preservation of nature, and the conservation of environmental heritage. It also regulates environmental management instruments, such as the Strategic Environmental Assessment, the Environmental Impact Assessment System and Access to Environmental Information, the Environmental Damage Liability, the Enforcement and the Environmental Protection Fund and the environmental and institutional framework of Chile. This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, and introduced changes to the environmental assessment process and in the public institutions involved, principally creating the Chilean Ministry of Environment and the Superintendence of Environment. Environmental assessment processes are coordinated by this entity and by the Environmental Assessment Service (“SEA” in its Spanish acronym).

The Ministry of the Environment is in charge of the management, protection, and application of environmental policies. Its mission is to lead sustainable development by implementing efficient public procedures and regulations and promoting good practices that improve citizen environmental education. The Ministry works in the recovery of air quality in urban centers, management of natural resources and biodiversity, proper final disposal of solid waste, climate change and protection of water resources and environmental education and citizen participation.

SEA is in charge of guarding the regulatory integrity within the framework of the environmental impact assessment of the projects, while the Superintendence of Environment monitors compliance with the environmental qualification, standards, and plans.

In June 2011, the Ministry of the Environment published Decree 13, which establishes emission standards for thermoelectric power plants applicable to generation units of at least 50 MW. The objective of this regulation is to control atmospheric emissions of particulate matter (PM), nitrogen oxides (NOx), sulfur dioxide (SO2), and mercury (Hg), to prevent and protect the health of the population and protect the environment. Existing emission sources are required to meet emission limits as established in the regulation for PM,  SO2, and NOx emissions by June 2015 in highly polluted areas, and by June 2016 elsewhere.

In June 2012, Law No. 20,600 created the Environmental Courts, special jurisdictional courts subject to the control of the Chilean Supreme Court. Their primary function is to resolve environmental disputes within their jurisdiction and investigate other matters that are submitted for their attention under the law. The law created three such courts, all of which are in operation.

On December 28, 2012, the Superintendence of Environment was formally created and began to exercise its powers of enforcement and sanctions under Chilean environmental regulations.

On September 10, 2014, Law No. 20,780 was enacted and included fees for the emission of PM, NOx, SO2, and CO2 into the atmosphere. For CO2 emissions, the fee is US$ 5 per ton (not applicable to renewable biomass generation). PM, NOx, and SO2 emissions are charged the equivalent of US$ 0.10 per ton, multiplied by the result of a formula based on the population of the municipality where the generation power plant is located, which is an additional fee of US$ 0.90 per ton of PM emissions, US$ 0.01 per ton of SO2 emissions, and US$ 0.025 per ton of NOx emissions. This tax became effective in 2018, with the amount due calculated based on the emissions of the previous year.

In 2017, authorities published Exempt Resolution No. 659 related to the implementation of Article No. 8 of Law No. 20,780 regarding taxes on thermal electric power plant emissions as a result of the country’s latest tax reform.

All thermal power plants of Enel Generation and its subsidiary GasAtacama have established methodologies to measure emissions and pay related taxes in line with the requirements of the Chilean Superintendence of Environment.

Regarding biodiversity, on January 5, 2018, the Chilean Sustainable Development Board approved the 2017-2030 National Biodiversity Strategy. This strategy replaced the national policy adopted in 2003. The new plan identifies five objectives related to the sustainable use of biodiversity and the development of the institutions and regulations required for the sustainable management of ecosystems.

7. Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.    Organizational Structure.

Principal Subsidiaries and Affiliates

We are part of an electricity group controlled by Enel, an Italian company, and our ultimate controlling shareholder. Enel Chile, our controlling shareholder, owns 93.6% of our shares, and Enel beneficially owns 61.9% of Enel Chile as of the date of this Report. Upon the termination and settlement on May 13, 2020 of a swap transaction entered into by Enel with respect to Enel Chile’s ADSs, Enel’s beneficial ownership interest in Enel Chile is expected to increase to 62.4%. Enel is an energy company with multinational operations in the power and gas markets, primarily focusing on Europe and Latin America. Enel operates in 33 countries across five continents, produces energy through a managed installed capacity of approximately 89 GW, which includes 46 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With 73 million users worldwide, Enel has the most extensive customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity. Enel shares trade on the Milan Stock Exchange.

Enel Generation Chile’s Simplified Organizational Structure (1)

As of the date of this Report

(1)	Only principal operating subsidiaries are presented here.
(2)

As of December 31, 2019 and the date of this Report, Enel S.p.A. owned 61.9% of Enel Chile. Upon the termination and settlement on May 13, 2020 of a swap transaction entered into by Enel S.p.A. with respect to Enel Chile’s American Depositary Shares, Enel S.p.A.’s beneficial ownership interest in Enel Chile is expected to increase to 62.4%.

We consolidated the companies listed in the following table as of December 31, 2019. In the case of subsidiaries, our economic interest is calculated by multiplying our percentage of economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Companies	% Economic Ownership of Each Main Subsidiary by Enel Generation	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Revenues and Other Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in%)	(in billions of Ch$)
Pehuenche	92.7	214	147

Principal Subsidiaries

GasAtacama

GasAtacama is a generation company located in northern Chile, which owns and operates a four-unit combined-cycle power plant with a total installed capacity of 732 MW and a gas pipeline, which connects to Argentina. In April 2014, we acquired a 50% ownership interest in Inversiones GasAtacama Holding Ltda. (“GasAtacama Holding”) and as a result, we owned a controlling equity interest in GasAtacama Holding.

Since the second half of 2016, we have been carrying out a corporate simplification process, which mainly involved mergers. During 2016, GasAtacama Holding merged into Celta, which later merged into GasAtacama, the surviving company, on November 1, 2016. On November 9, 2017, GasAtacama purchased the 25% minority interest of Central Éolica Canela S.A. On December 22, 2017, Central Éolica Canela S.A. was dissolved after the sale of its assets to GasAtacama on November 21, 2017.

As of September 30, 2019, GasAtacama owned the following power plants: Tarapacá, San Isidro, Pangue, Canela I and II and Ojos de Agua, which have an aggregate capacity of 1,110 MW.

In September 2019, Enel Generation completed the intercompany acquisition of the 2.6% interest in GasAtacama that Enel Chile owned, which resulted in Enel Generation owning 100% of GasAtacama’s shares and permitted the vertical merger of GasAtacama into Enel Generation completed on October 1, 2019.

The purpose of this transaction was to reorganize and simplify the corporate structure of the subsidiaries that comprise the GasAtacama group to generate corporate and operational efficiencies for us. The merger did not have a significant economic or financial effect on the results and financial condition of Enel Generation, given the high percentage of share ownership that Enel Generation had in GasAtacama, but it will have a positive effect in both operational and corporate terms by simplifying the organizational structure.

Pehuenche

Pehuenche, a generation company connected to the SEN, owns three hydroelectric facilities located in the hydrological basin of the Maule River, south of Santiago, with a total installed capacity of 697 MW. The 568 MW Pehuenche plant began operations in 1991, the 89 MW Curillinque plant started operations in 1993, and the 40 MW Loma Alta plant began operations in 1997. We hold 92.7% of the economic interest in Pehuenche and consolidate Pehuenche in our consolidated financial statements.

D.    Property, Plant and Equipment.

Our property, plant and equipment is concentrated on electricity generation assets in Chile.

We conduct our generation business through Enel Generation and its subsidiaries, which together own 28 generation power plants, all located in Chile, of which 16 are hydroelectric (3,456 MW installed capacity), ten are thermal (2,580 MW installed capacity), and two are wind powered (78 MW installed capacity).

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

The following table identifies the power plants that we own, all located in Chile, at the end of each year, organized by company and technology:

Property, Plant and Equipment of Generation Companies

			Installed Capacity As of December 31,
Company	Power Plant Name	Power Plant Type (3)	2019	2018 ⁽²⁾	2017
			(in MW)
Enel Generation	Rapel	Reservoir	376	376	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	449	449	450
	Los Molles	Run-of-the-river	18	18	18
	Sauzal	Run-of-the-river	77	77	77
	Sauzalito	Run-of-the-river	12	12	12
	Isla	Run-of-the-river	70	70	70
	Antuco	Run-of-the-river	319	319	320
	Abanico	Run-of-the-river	136	136	136
	Ralco	Reservoir	689	689	690
	Palmucho	Run-of-the-river	34	34	34
	Pangue (4)	Reservoir	466	466	467
	Ojos de Agua (4)	Run-of-the-river	9	9	9
	Total hydroelectric		2,759	2,759	2,766

	Bocamina	Steam Turbine/Coal	476	478	478
	Diego de Almagro	Gas Turbine/ Diesel Oil	24	24	24
	Huasco	Gas Turbine	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	240	240	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	388	388	399
	Quintero	Gas Turbine/Natural Gas	257	257	257
	Atacama (4)	Combined Cycle /Natural Gas+Diesel Oil	732	732	781
	Tarapacá (4) (5)	Steam Turbine/Coal	—	158	158
	Tarapacá (4)	Gas Turbine/Diesel Oil	20	20	24
	San Isidro (4)	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
	Total thermal		2,580	2,740	2,809

	Canela I (4)	Wind Farm	18	18	18
	Canela II (4)	Wind Farm	60	60	60
	Total wind farm		78	78	78
	Total		5,417	5,577	5,652

Pehuenche	Pehuenche	Reservoir	568	568	570
	Curillinque	Run-of-the-river	89	89	89
	Loma Alta	Run-of-the-river	40	40	40
	Total		697	697	699

	Total Aggregate Capacity for Enel Generation		6,114	6,274	6,351

(1)The installed capacity corresponds to the gross installed capacity, without considering the MW that each power plant consumes for its own operation.

(2)The 2018 installed capacity may differ from capacity reported in previous years since the CEN has reviewed the capacity of each generation unit and adjusted their capacity.

(3)“Reservoir” and “run-of-the-river” refer to hydroelectric plants that use the force of a dam or a river, respectively, to move the turbines that generate electricity. “Steam” refers to thermal power plants fueled with natural gas, coal, diesel or fuel oil to produce steam that moves the turbines. “Gas Turbine” or “Open Cycle” refer to thermal power that uses either diesel or natural gas to produce steam that moves the turbines. “Combined-Cycle” refers to a thermal power plant fueled with natural gas, diesel oil, or fuel oil to generate gas that first moves a turbine and then recovers the gas from that process to generate steam to move a second turbine.

(4)GasAtacama was merged into Enel Generation in October 2019.

(5) The Tarapacá steam turbine and coal plant was decommissioned on December 31, 2019.

Insurance

Our electricity generation facilities are insured against damage caused by natural disasters such as earthquakes, fires, floods, other acts of god (but not for droughts, which are not considered force majeure risks and are not covered by insurance), and from damage from third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological, and engineering studies, we believe that the risk of the previously described events resulting in a material adverse effect on our facilities is remote. Claims under our subsidiaries’ insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period. Insurance policies include liability clauses, which protect our companies from claims made by third parties. The insurance coverage taken for our property is approved by each company’s management, taking into account the quality of the insurance companies and the coverage needs, conditions, risk evaluations of each facility, and is based on general corporate guidelines. All insurance policies are purchased from reputable international insurers. We continuously engage with the insurance companies to negotiate what we believe is the most commercially reasonable insurance coverage.

Project Investments

We are continuously analyzing potential opportunities for growth. The study and profitability assessment of our project portfolio is an ongoing effort. Industry technology is allowing for smaller, less environmentally damaging power plants. These plants can be built quicker, allow greater flexibility to activate or deactivate according to system needs, and are preferred by our stakeholders. We are favoring renewable energy technology for our new power plant investments. We seek opportunities by building new greenfield projects or by modernizing existing brownfield assets, and improving (operationally or environmentally) performance. The expected start-up for each project is assessed and is defined based on the commercial opportunities and our financing capacity to fund these projects. All our projects are financed with internally generated funds. Below we list our most important projects under development; however, any decision related to the development will depend on commercial opportunities foreseen in the upcoming years, including future tenders for supplying the regulated market, and the evolution of the regulatory framework (mainly associated with ancillary services).

Budgeted amounts include connecting lines that could be owned by third parties and paid as tolls, unless otherwise indicated. The financing for all of our projects described below comes from internally generated sources.

A.Projects under Construction

Antuco Hydroelectric Repowering Project

The Antuco repowering project is being executed within our existing 319 MW Antuco power plant, located in the Bíobío Region of southern Chile. Antuco is a run-of-the-river hydroelectric power plant with two Francis vertical units. It uses the resources of several estuaries, with waters coming from the Polcura, Laja, and Pichipolcura rivers, as well as the discharges from the Abanico and El Toro power plants.

The project involves replacing one turbine (Unit I) installed in 1981, with an efficiency of 88%, with a new turbine with a target efficiency rate of 94%, obtaining 204 GWh/year of new energy. Replacing the turbine in Unit I is a two-step process. Step one was conducted in September 2019, and we expect step two to begin in June 2020. We expect the project to be commercially operational in 2020-2022.

As of December 31, 2019, 53% of the project had been completed. The total approved investment is US$ 14.5 million, of which US$ 3.8 million had been incurred as of December 31, 2019.

Bocamina Coal Plant Landfill Closure Plan

The project considers the application of the best practices for ash dumpsite facilities. It considers improvements to the landfill’s infrastructure and operations, the implementation of a high standard for its closure, and fulfillment of the obligations arising from the Environmental Qualification Resolution (“RCA” in its Spanish acronym) approved in March 2015. In summary, the closure plan comprises waterproofing materials that include a conductive geo-membrane; use of the highest thicknesses of fillers and substrates; a selection of native species; a high density of specimens per hectare and a revegetation design according to reference ecosystems in the area, with the advice of Universidad de Concepción.

The closure plan is composed of two stages:

•	Stage 1: The approved project considers the closure of 67,000 m2 of the landfill.

•	Stage 2: This stage will be executed when the landfill completes its operational life.

In February 2019, the Environmental Evaluation Service (“SEA” in its Spanish acronym) issued all permits. In July 2019, the revegetation pilot was completed, and a notice to proceed with a contractor to complete stage 1 was issued. As of December 31, 2019, 60% of the project had been completed. We expect the project to be ready in 2020-2022

The total approved investment is Ch$ 12,402 million, of which Ch$ 5,124 million had been incurred as of December 31, 2019.

Los Cóndores Hydroelectric Project

The Los Cóndores project is in the Maule Region, in the San Clemente area of central Chile. It consists of a 150 MW run-of-the-river hydroelectric power plant, with two Pelton vertical water turbine units, which will use water from the Maule Lagoon reservoir through a pressure tunnel. The power plant will be connected to the SEN at the Ancoa substation (220 kV) through an 87 km transmission line.

As of December 31, 2019, 82% of the project had been completed and 93% of the transmission lines had been completed and assembled. The construction of this project began in 2014 and we expect the project to be commercially operational in 2020-2022.

The total approved investment is Ch$ 713 billion, of which Ch$ 511 billion had been incurred as of December 31, 2019.

Sauzal Hydroelectric Repowering Project

The Sauzal Repowering project is being executed within our existing 77 MW Sauzal power plant, located in the Libertador General Bernardo O’Higgins Region of central Chile. It is a run-of-the-river hydroelectric power plant with three Francis vertical units that use the water of the Cachapoal and Claro Rivers.

The project involves replacing two turbines (Unit I and Unit II) installed in 1948 with an efficiency of 88%, with new turbines with expected efficiency of 94.7%, each producing 13.7 GWh/year of new energy.

As of December 31, 2019, 88% of the project had been completed. Construction for Unit I began on July 9, 2019, and we expect the construction of Unit II to begin in June 2020, with both units commercially operational in 2020-2022.

The total approved investment is US$ 10.5 million, of which US$ 5.4 million had been incurred as of December 31, 2019.

B.Projects under Development

We are currently evaluating the development of the following projects, which we classify as “under development.” We will decide whether to proceed or not with each project depending on the commercial and other opportunities foreseen in upcoming years, as well as future tender prices for supplying the energy requirements of the regulated market and negotiations with existing or new unregulated customers.

Quintero Combined-Cycle Thermal Project

The Quintero project is in the Valparaíso Region of central Chile. It is an energy efficiency project that would take advantage of the heat of the gases emitted by the existing turbines to produce steam through the installation of a steam turbine and a generator, which would convert the existing open-cycle plant into a combined-cycle gas plant. Currently, the Quintero plant has two gas turbines with a total capacity of 257 MW. With the addition of a steam turbine unit of 130 MW capacity, the Quintero plant would reach full capacity of 387 MW. We would deliver the produced energy to the SEN through the existing Quintero-San Luis line, a simple 220 kV circuit built to transmit the energy produced by the combined-cycle power plant.

In 2017, we started the preparation of the EIA and the implementation of the sustainability plan. However, during August 2018, the Quintero and Puchuncaví areas suffered an ecological crisis that left more than 300 people suffering from the toxic effects associated with gas emissions of other industries. As a result, the project was indefinitely postponed, and the EIA has been suspended.

The total estimated investment is for Ch$ 162,128 million, of which Ch$ 2,855 million had been incurred as of December 31, 2019. We  expect the project to be commercially operational in 2020-2022.

Taltal Combined-Cycle Thermal Project

The Taltal power plant is in the Antofagasta Region of northern Chile and has an installed capacity of 240 MW comprised of two 120-MW gas turbines. The project would convert the existing Taltal gas-fired, open-cycle plant into a combined-cycle plant by adding a turbine to the vapor phase. This turbine would use the steam generated by the gas turbines’ heat emissions to produce energy and considerably improve its efficiency. The steam turbine would add 130 MW of installed capacity, and therefore, the Taltal power plant would reach a total capacity of 370 MW. We would supply the energy produced to the SEN via the existing 220 kV, double circuit, Diego de Almagro — Paposo transmission line.

The environmental permit, requested through an EIA and submitted in December 2013, was approved in January 2017 by the SEA of the Antofagasta region. Any decision related to the development of the project will depend primarily on the commercial opportunities foreseen in the upcoming years (prices in future tenders and negotiations with unregulated customers, among others).

The total estimated investment is for Ch$ 147,585 million, of which Ch$ 2,873 million had been incurred as of December 31, 2019. We  expect the project to be commercially operational in 2020-2022.

Taltal Battery Energy Storage System

The project consists of the installation of a battery energy storage system (BESS) in the Taltal power plant in the Antofagasta Region of northern Chile, to provide ancillary services in upcoming years. The project would add 12 MW of installed capacity and 12 MWh of energy storage connected to the 15 kV bar of one of the existing 120-MW turbines installed in the Taltal power plant.

In May 2018, the SEA of the Antofagasta Region issued a resolution waiving the obligation to submit the project to an EIA before its construction. Any decision related to the development of the project will depend primarily on the commercial opportunities foreseen in the upcoming years and, mainly, on the evolution of the regulatory framework for the provision and remuneration of the ancillary services, as well as the annual analysis to be conducted by the system operator of the required volumes of those services.

The total estimated investment is for Ch$ 9,182 million, of which Ch$ 36 million had been incurred as of December 31, 2019. We  expect the project to be commercially operational in 2020-2022.

Tarapacá Battery Energy Storage System

The project consists of installing a BESS in the Tarapacá power plant in the Tarapacá Region of northern Chile, and providing ancillary services in upcoming years. The BESS would add approximately 14 MW of installed capacity and 14 MWh of energy storage and would be connected to the 11.5 kV bar of the existing 23 MW turbine installed in the Tarapacá power plant.

In December 2017, the SEA of the Tarapacá Region issued the resolution waiving the obligation to submit the project to an EIA before its construction. Any decision related to the development of the project will depend on the commercial opportunities foreseen in the upcoming years and, mainly, on the evolution of the regulatory framework for the provision and remuneration of the ancillary services, as well as the annual analysis to be conducted by the system operator of the volumes of those services.

The total estimated investment is for Ch$ 10,769 million, of which Ch$ 102 million had been incurred as of December 31, 2019. We  expect the project to be commercially operational in 2020-2022.

Major Encumbrances

As of December 31, 2019, we have full ownership of our assets and they are not subject to material encumbrances.

Item 4A.  Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

A.    Operating Results.

General

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our audited consolidated financial statements as of December 31, 2019, and 2018 and for each of the years in the three-year period ended December 31, 2019, have been prepared in accordance with IFRS, as issued by the IASB.

1.     Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation plants in Chile. Our consolidated revenues, income, and cash flow are derived primarily from electricity generation, our core business.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) extraordinary actions adopted by governmental authorities, and (v) changes in economic conditions may materially affect our financial results. Also, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

On November 2, 2019, the Ministry of Energy published the Law No. 21,185, which sets up a Transitional Mechanism for the Stabilization of Electric Power Prices for Customers subject to Tariff Regulation (the “Tariff Stabilization Law”). The effects of the Tariff Stabilization Law as of December 31, 2019 are described in Note 10 to our consolidated financial statements.

Additionally, during 2019 two extraordinary transactions affected our results. First, we recorded an impairment cost associated with accelerating the closures of the Tarapacá and Bocamina I coal-fired power plants (see Notes 17.5.2 and 29 to our consolidated financial statements). We accounted for non-recurring income derived from the early termination of three energy supply contracts signed in 2016 between Enel Generation and Anglo American Sur. The effects are described in Note 26 to our consolidated financial statements.

a.	Hydrological Conditions

A substantial part of our generation capacity is hydroelectric and depends on the prevailing hydrological conditions in Chile. Our installed capacity as of December 31, 2019, 2018 and 2017 was 6,114 MW, 6,274 MW and 6,351 MW, respectively, of which 57%, 55% and 55% was hydroelectric, respectively. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 10,163 GWh, 10,974 GWh and 9,652 GWh in 2019, 2018, and 2017, respectively. Our hydroelectric generation decreased in 2019 compared to 2018, mainly related to the lower hydrological production due to the drier hydrological conditions in the country. Since 2010, some critical reservoirs have been at relatively low levels due to several years of accumulated drought, characterized by low rainfall levels and poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged drought lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of available water as a consequence of lower melts. Between these two extremes, there is a wide range of possible hydrological conditions and their final effect on us often depends on accumulated hydrology. For instance, a new year with drought conditions has less of an impact on us if it follows several periods of abundant rainfall, as opposed to exacerbating a prolonged drought. Likewise, an excellent hydrological year has a less marginal effect if it comes after several wet years as opposed to after prolonged drought.

In Chile, the period of the year that typically has the most precipitation is from May through August, and the period in which snow and ice in the mountains melt at higher levels is during the warmer months, from October through March, providing water flow to lakes, reservoirs, and rivers, which supply our hydroelectric plants, most of them located in southern Chile.

For purposes of discussing the impact of hydrological conditions on our business, we generally classify our hydrological conditions as either dry or wet, although there are several other intermediate scenarios. Extreme hydrological conditions materially affect our operating results and financial condition. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently considering other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric, thermal, and NCRE generation, which is continually being determined by the CEN to minimize the operating costs of the entire system. According to the current regulatory framework, the price at which energy is traded on the spot market (known as the “spot price”) is determined by the marginal cost of the system. The marginal cost is the cost of the most expensive power plant in operation, given an efficiency-based dispatch. The regulations also consider capacity payments to generators, which remunerates each power plant’s installed capacity according to its availability and contribution to the system’s safety. This capacity payment is determined by the regulator every six months. Hydroelectric and NCRE generation are almost always the least expensive generation technology and typically have a marginal cost close to zero. Water from reservoirs used to generate electricity, on the other hand, is assigned an opportunity cost for the use of water, which may lead to hydroelectric generation using water from reservoirs having a high cost in extended drought conditions. The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel, and fuel oil. Solar and wind sources are currently the NCRE technologies most widely used. NCRE facilities can dispatch energy to the system at very low marginal costs, but they depend on the blowing of the wind or the shining of the sun.

Spot prices primarily depend on hydrological conditions and commodity prices and, to a lesser extent, on NCRE availability. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions typically increase spot prices. Spot market prices affect our results because we must purchase electricity in the spot market when our contracted energy sales are more than our generation, and we sell electricity in the spot market when we have electricity surpluses.

Hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results. Many other factors may affect our operating income, including the level of contracted sales, purchases and sales in the spot market, commodity prices, energy demand and supply, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

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

	Reduced hydroelectric generation	Negative: less energy available to sell in the spot market.
	Increased thermal generation	Positive: increases our energy available for sale and either reduces purchases in the spot market or increases sales in the spot market at higher prices.
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

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different from those shown above. For instance, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year, if demand increases, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

b.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation, may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar, may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “Item 3. Key Information  — D. Risk Factors — Fluctuations in the Chilean economy, economic interventionist measures by governmental authorities, political and financial events, or other crises in Chile and worldwide may affect our results of operations, financial condition, liquidity, and the value of our securities.”

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2019		2018		2017
	Average	Year End	Average	Year End	Average	Year End
Chilean pesos per U.S. dollar	702.63	748.74	640.29	694.77	649.33	614.75

Source: Central Bank of Chile

c.	Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties that would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies regarding the preparation of our consolidated financial statements under IFRS are those described below.

For further detail of the accounting policies and the methods used in the preparation of the consolidated financial statements, see Notes 2 and 3 of the Notes to our consolidated financial statements.

Impairment of Non-Financial Assets

From time to time, and principally at the end of each fiscal year, we evaluate whether there is any indication that an asset has been impaired. Should any such evidence exist, we estimate the recoverable amount of that asset to determine, the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash-generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of cash-generating units to which goodwill or intangible assets with an indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

The criteria used to identify the cash-generating units is in line with the strategic and operational vision of our management, within the specific characteristics of the business, the operating rules and regulations of the market in which we operate, and the corporate organization.

The recoverable amount is the greater of (i) the fair value less the cost needed to sell and (ii) the value in use, which is defined as the present value of the estimated future cash flows. To calculate the recoverable value of property, plant and equipment, goodwill and intangible assets that form part of a cash-generating unit, we use value in use criteria in practically all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash-generating units’ revenues and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next five years, estimating cash flows for future years by applying reasonable growth rates, which in no case are increasing nor exceed the average long-term growth rates for the Chilean electricity sector in which we operate. At the end of December 2019, projected cash flows were extrapolated using an annual growth rate of 3.0%.

These future cash flows are discounted at a given pre-tax rate to calculate their present value. This rate reflects the cost of capital of the business in Chile. The discount rate is calculated by taking into account the current time value of money and the risk premiums generally used by market analysts for the specific business activity.

The pre-tax nominal discount rates applied in 2019, 2018 and 2017 are as follows:

	Years ended December 31,
	2019	2018	2017
Chile	10.7%	10.6%	10.7%

If the recoverable amount of the cash-generating unit is less than the net carrying amount of the asset, the corresponding impairment loss provision is recognized for the difference and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset other than goodwill in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no impairment loss had been recognized for the asset. Impairment losses for goodwill are not reversible.

Litigation and Contingencies

We are currently involved in legal and tax proceedings. As discussed in Note 23 of the Notes to our consolidated financial statements, we recognized provisions for legal and tax proceedings in an aggregate amount of Ch$ 2.3 billion as of December 31, 2019. This amount was based on consultations with our legal and tax advisors, who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedges of Cash Revenues Directly Linked to the U.S. Dollar

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

This policy reflects a detailed analysis of our future revenues directly linked to the U.S. dollar to confirm that hedge accounting is applicable. Such analysis may change in the future due to new electricity regulations limiting the cash flows tied to the U.S. dollar.

Revenue and expense recognition

Revenue is recognized when the control over a good or service is transferred to the customer. Revenue is measured based on the consideration to which it is expected to be entitled to upon the transfer of control, excluding the amounts collected on behalf of third parties.

We analyze and take into consideration all relevant facts and circumstances for revenue recognition, applying the five-step model established by IFRS 15: 1) identifying the contract with a customer; 2) identifying the performance obligations; 3) determining the transaction price; 4) allocating the transaction price; and 5) recognizing revenue.

The following are the criteria for revenue recognition by type of good or service that we provide:

(i)

Electricity supply (sale and transportation): Corresponds to a single performance obligation that transfers to the customer several different goods or services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits that we provide, it is considered a performance obligation met over time. In these cases, we apply an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

o

Generation: Revenue is recognized according to the physical deliveries of energy and power, at the prices established in the respective contracts, at the prices stipulated in the electricity market by the current regulations, or at the marginal cost of energy and power, depending on whether unregulated customers or regulated customers, or energy trading in the spot market are involved, respectively.

The above revenue includes an estimate of the service provided and not invoiced at the balance sheet date (See Notes 2.3, 26 and Appendix 4.2 of our consolidated financial statements).

(ii)	Sale and transportation of gas: Revenue is recognized over time, based on the actual physical deliveries of gas in the period of consumption, at the prices established in the respective contracts.
(iii)

Other services: Mainly the provision of supplementary services to the electricity business, construction of works and engineering, and consulting services. Customers control committed assets as they are created or improved. Therefore, we recognize this revenue over time, based on the progress, measuring progress through output methods (performance completed to date, milestones reached, etc.), or resource methods (resources consumed, hours of labor spent, etc.), as appropriate in each case.

In contracts in which multiple committed goods and services are identified, the recognition criteria will be applied to each of the identifiable performance obligations of the transaction, based on the control transfer pattern of each good or service that is separate and an independent selling price allocated to each of them, or two or more transactions jointly, when these are linked to contracts with customers that are negotiated with a single commercial purpose and the goods and services committed represent a single performance obligation, and their selling prices are not independent.

We determine the existence of significant financing components in its contracts, adjusting the value of the consideration if applicable, and reflecting the effects of the time value of money. However, we apply the practical solution provided by IFRS 15. It will not adjust the amount of the consideration committed for a significant financing component, if we expect, at the beginning of the contract, that the period between the payment and the transfer of goods or service to the customer is one year or less.

We exclude the gross revenue of economic benefits received when acting as an agent or broker on behalf of third parties from the revenue figure. We only record as revenue the payment or commission to which we expect to be entitled.

Given that we mainly recognize revenue for the amount to which it has the right to invoice, it has decided to apply the practical disclosure solution provided in IFRS 15, through which it is not required to disclose the aggregate amount of the transaction price allocated to the performance obligations not met (or partially not met) at the end of the reporting period.

Also, we evaluate the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset if their recovery is expected with the transfer of the related goods or services, and amortized in a manner consistent with the transfer of the related goods or services. The incremental costs of obtaining a contract are expensed if the depreciation period of the asset that has been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred unless they are explicitly attributable to the customer.

As of December 31, 2019, and 2018, we had not incurred costs to obtain or fulfill a contract that met the conditions for such capitalization. The expenses incurred to gain a contract are substantially commission payments for sales that, even though they are incremental costs, are related to short-term contracts or performance obligations that are met at a certain point; therefore, we would recognize these costs as an expense if these occurred.

Interest revenue (expenses) are recorded considering the effective interest rate applicable to the principal with pending amortization during the corresponding accrual period.

Recent Accounting Pronouncements

Please see Note 2.2. of the Notes to our consolidated financial statements for additional information regarding recent accounting pronouncements.

2.     Analysis of Results of Operations for the Years Ended December 31, 2019, and 2018

Consolidated Revenues and other operating income

The following table set forth our revenues and other operating income for the years ended December 31, 2019 and 2018:

	Years ended December 31,
	2019	2018	Change	Change
	(in millions of Ch$)			(in %)
Revenues	1,638,374	1,521,054	117,320	7.7

Revenues and other operating income increased 7.7% in 2019 compared to 2018, mainly due to:

(i)	an increase of Ch$ 104.8 billion in other operating income, mainly due to:

a.	an increase of Ch$ 121.1 billion in non-recurring income from the early termination of three energy supply contracts with Anglo American Sur; and

b.	a decrease of Ch$ 16.5 billion in revenues due to the non-recurring income from insurance compensation for claims related to incidents at Tarapacá received in 2018.

(ii)	an increase in revenues from energy sales of Ch$ 20.7 billion, which was primarily attributable due to a greater average exchange rate of the period;

(iii)	a decrease of Ch$ 6 billion in other sales, mainly due to a decrease of Ch$ 6.2 billion in gas sales; and

(iv)	a decrease of Ch$ 1.3 billion and Ch$ 0.9 billion in toll revenues and revenues from engineering services, respectively.

Consolidated Operating Costs

Our operating costs are primarily energy purchases from third parties, fuel purchases, and tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, employee salaries, and administrative and selling expenses.

The following table sets forth the consolidated operating costs (excluding depreciation, amortization and impairment losses, maintenance costs, employee salaries, and administrative and selling expenses, which are discussed below under Consolidated Selling and Administrative Expenses) for the years ended December 31, 2019, and 2018, by category.

Years ended December 31,

	2019		2018
	(in millions		(in millions
	of Ch$)	(in %)	of Ch$)	(in %)
Energy purchases	327,157	39.2	326,366	40.3
Fuel consumption	230,944	27.7	230,994	28.5
Transportation costs	158,966	19.0	141,551	17.5
Other variable procurement and services	117,869	14.1	111,063	13.7
Total Operating Cost (excluding Selling and Administrative Expenses)	834,936	100.0	809,974	100.0

Our energy purchase, fuel consumption, transportation costs, and other procurement and services costs increased 3% in 2019 compared to 2018, mainly due to:

(i)

an increase of Ch$ 17.4 billion in transportation costs, mainly due to an increase of Ch$ 14.7 billion in gas transportation costs, greater regasification costs for Ch$ 0.7 billion, and higher tolls for Ch$ 1.9 billion resulting from 2018 tariff revenue reassessments;

(ii)

an increase of Ch$ 6.8 billion in other variable procurement and services costs, mainly due to an increase of Ch$ 10.5 billion in thermal emission taxes and an increase of Ch$ 1.7 billion in other generation supply costs (water, chemicals, etc.), offset by a decrease of Ch$ 5.5 billion in costs of sales in the gas commercialization business;

(iii)

Energy purchases remained stable when compared to 2018 amounting to Ch$ 327.2 billion, an increase of Ch$ 0.8 billion, explained by a decrease of 1,286 GWh in physical purchases, primarily in the spot market (1,237 GWh less) and purchases by contracts (49 GWh less), resulting mainly from the higher availability of our power plants and a lower regulated demand, especially during the fourth quarter of 2019;

(iv)	Fuel consumption costs were similar to 2018, amounting to Ch$ 230.9 billion, a decrease of Ch$ 0.05 billion, primarily explained by:

c.	a decrease of Ch$ 7.8 billion in oil consumption costs, responding to the lower dispatch of the power plants that operate with fuel oil;

d.	a decrease of Ch$ 5.9 billion in gas consumption costs due to a lower price as a result of higher availability of gas from Argentina; and

e.	an increase of Ch$ 13.8 billion in coal consumption costs from higher thermal dispatch due to poorer hydrological conditions in Chile in 2019.

Consolidated Selling and Administrative Expenses

Our selling and administrative expenses are salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

	Years ended December 31,
	2019		2018
	(in millions		(in millions
	of Ch$)	(in %)	of Ch$)	(in %)
Depreciation, amortization and impairment losses	388,824	74.4	117,867	47.8
Other expenses	88,637	17.0	82,479	33.4
Employee benefit expense and others	45,058	8.6	46,351	18.8
Total Selling and Administrative Expenses	522,519	100.0	246,697	100.0

Consolidated selling and administrative expenses increased 112% in 2019 compared to 2018 primarily due to:

(i)

the impairment expense associated with the Tarapacá and Bocamina I coal-fired generating units of Ch$ 197 billion and Ch$ 82.8 billion, respectively, as a result of their announced closures as part of our decarbonization process;

(ii)	an increase of Ch$ 6.2 billion in other fixed costs related to:

a.	an increase of Ch$ 3.6 billion of maintenance and repair service costs;

b.	an increase of Ch$ 1.3 billion in technical and administrative costs; and

c.	increases of Ch$ 0.5 million and Ch$ 0.8 million in fines and asset retirement costs, respectively.

(iii)	a decrease of Ch$ 1.3 billion in employee benefit expenses and others, primarily explained by:

a.	a decrease of Ch$ 2.0 billion in bonuses granted as part of the collective bargaining process with unions;

b.	a decrease of Ch$ 1.7 billion in staffing;

c.	a decrease of Ch$ 1.5 billion in severance payments; and

d.	an increase of Ch$ 0.87 billion in benefit provisions and Ch$ 2.8 million lower capitalization of personnel costs related to the Los Cóndores project.

Consolidated Operating Income

The following table sets forth our operating income, for the years ended December 31, 2019, and 2018:

	Years ended December 31,
	2019	2018	Change	Change
	(in millions of Ch$)			(in %)
Operating income	280,919	464,383	(183,464)	(39.5)
Operating margin (1)	17.1%	30.5%	—	—

(1)

Operating margin, a measure of efficiency, represents operating income as a percentage of revenues. However, caution must be applied in making comparisons among periods, which may have experienced non-recurring gains or losses, as was the case in 2019 with the expense related to the closure of two coal-fired power plants.

Our operating income in 2019 decreased 39.5% compared to 2018 due to:

(i)

an increase of Ch$ 280 billion in impairment provision related to the announcement of the closure of Tarapacá and Bocamina I coal-fired power plants, partially offset by a decrease of Ch$ 121 billion due to the early termination of three energy supply contracts with Anglo American Sur; and

(ii)	an increase of Ch$ 25 billion in operating costs (excluding selling and administrative expenses).

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2019, and 2018::

	Years ended December 31,
	2019	2018	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	9,420	5,778	3,642	63.0
Financial costs	(65,711)	(48,189)	(17,522)	36.4
Gain (loss) from indexed assets and liabilities	(5,157)	(2,480)	(2,677)	107.9
Foreign currency exchange differences	3,086	(3,056)	6,142	(201.0)
Total financial results	(58,362)	(47,947)	(10,415)	21.7

Other results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	546	3,281	(2,735)	(83.4)
Gain (loss) from other investments	150	410	(260)	(63.4)
Gain (loss) from sales of assets	1,531	3,025	(1,494)	(49.4)
Total Other results	2,227	6,716	(4,489)	(66.8)
Total Consolidated Financial and Other Results	(56,135)	(41,231)	(14,904)	36.1

Financial Results

We recorded a higher net financial expense for 2019 compared to 2018, primarily due to:

(i)

an increase of Ch$ 17.5 billion in financial costs, mainly explained by an increase of Ch$ 14.2 billion in expenses related to the Tariff Stabilization Law and an increase of Ch$ 3.3 billion in bank fees.

(ii)	an increase of Ch$ 6.1 billion in foreign currency exchange differences, mainly due to:

a.	an increase of Ch$ 3.8 billion in positive exchange differences related to the entrance in force of the Tariff Stabilization Law that dollarized the accounts receivables from regulated customer;

b.	an increase of Ch$ 2.1 billion in positive exchange differences on cash and cash equivalents; and

c.	a decrease of Ch$ 3.2 billion in negative exchange differences on supplier accounts, offset by an increase of Ch$ 2.9 billion in negative exchange difference on forward contracts.

(iii)	an increase of Ch$ 3.6 billion in financial income, mainly due to:

a.	an increase of Ch$ 0.4 billion in income related to the application of the Tariff Stabilization Law;

b.	an increase of Ch$ 3.9 billion in interest income related to regulated customer accounts receivables to be billed after the application of the Tariff Stabilization Law;

c.	an increase of Ch$ 1.4 billion in financial income related to the investment flows that the Company allocated in Enel Chile S.A. through a centralized cash management contract; and

d.	a decrease of Ch$ 2.1 billion in returns on fixed income investments.

(iv)	an increase of Ch$ 2.7 billion in losses from indexed assets and liabilities, primarily due to:

a.	a decrease of Ch$ 1.6 billion in income due to applying IAS 29 on our branch in Argentina (For details on IAS 29 please refer to Note 6 of the Notes to our consolidated financial statements);

b.	a decrease of Ch$ 1.3 billion in income from adjustments to recoverable taxes; and

c.	a decrease of Ch$ 0.5 billion in income on hedging derivative contracts; partially offset by

d.	a decrease of Ch$ 0.7 billion in losses due to adjustments to UF-denominated financial liabilities.

Other Results

We also registered a decrease of Ch$ 2.7 billion in the share of the profit (loss) of associates and joint ventures accounted for using the equity method in 2019 when compared to 2018, mainly due to lower results compared to 2018 from (i) HidroAysén, which was liquidated in 2018, amounting to Ch$ 1.7 billion, and (ii) GNL Chile S.A. of Ch$ 1 billion.

Consolidated Income Tax Expenses

Total income tax expenses totaled Ch$ 23.5 billion in 2019, a decrease of Ch$ 81.5 billion compared to 2018.

This decrease in tax expenses is primarily due to:

(i)

a decrease of Ch$ 75.6 billion in tax expense as a result of the impairment of Bocamina I and Tarapacá coal-fired power plants in relation to their announced closures as part of the decarbonization process;

(ii)	a decrease of Ch$ 29.3 billion arising from the absorption of GasAtacama Argentina by GasAtacama Chile;

(iii)	a decrease of Ch$ 6.6 billion in taxes related to the period’s lower level of recurring profits; and

(iv)	an increase of Ch$ 32.7 billion in income tax expense for the non-recurring revenues generated by the early termination of three energy supply contracts with Anglo American Sur.

The effective tax rate was 10.4% in 2019 compared to 24.8% in 2018, primarly due to a decrease of Ch$ 29.3 billion on tax effect of income from ordinary activities exempt from taxation, arising from the absorption of Gasoducto Atacama Argentina by GasAtacama Chile. For further details, please refer to Note 33 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated income before income taxes, income tax expenses and net income for the years ended December 31, 2019, and 2018:

	Years ended December 31,
	2019	2018	Change	Change
	(in millions of Ch$)			(in %)
Operating income	280,919	464,383	(183,464)	(39.5)
Total financial and Other results	(56,135)	(41,231)	(14,904)	36.1
Income before income taxes	224,784	423,152	(198,368)	(46.9)
Income tax expense	(23,458)	(104,947)	81,489	(77.6)
Consolidated Net Income	201,326	318,205	(116,879)	(36.7)
Net income attributable to the parent company	196,343	309,029	(112,686)	(36.5)
Net income attributable to non-controlling interest	4,983	9,176	(4,193)	(45.7)

3.     Analysis of Results of Operations for the Years Ended December 31, 2018, and 2017

Consolidated Revenues and other operating income

The following table sets forth our revenues and other operating income for the years ended December 31, 2018, and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Revenues	1,521,054	1,634,937	(113,883)	(7.0)

Revenues decreased in 2018 compared to 2017 despite the level of generation and the stable level of physical sales. The decrease was mainly due to a decrease of Ch$ 88.3 billion in revenues from energy sales, due to (a) a decrease of Ch$ 46.1 billion associated with a lower average energy sales price in Chilean pesos due to the lower average exchange rate for the period; (b) a decrease of Ch$ 22.3 billion in physical sales as a result of the shift in our customer mix between regulated and unregulated customers; and (c) a decrease of Ch$ 21.9 billion in revenues as a result of settlements performed by the CEN associated with price and quantity adjustments registered in 2017. The decrease was also the result of Ch$ 35.4 billion of fewer toll revenues and an increase of Ch$ 9.3 billion in other sales, mainly due to an increase of Ch$ 12.1 billion in gas sales and a decrease of Ch$ 2.8 billion in coal sales.

Consolidated Operating Costs

Our operating costs are primarily energy purchases from third parties, fuel purchases, and tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, employee salaries, and administrative and selling expenses.

The following table sets forth the consolidated operating costs (excluding depreciation, amortization and impairment losses, maintenance costs, employee salaries, and administrative and selling expenses, which are discussed below under Consolidated Selling and Administrative Expenses) for the years ended December 31, 2018, and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)

Energy purchases	326,366	346,955	(20,589)	(5.9)
Fuel consumption	230,994	280,739	(49,745)	(17.7)
Transmission costs	141,551	152,870	(11,319)	(7.4)
Other variable procurement and services	111,063	123,414	(12,351)	(10.0)
Total Operating Cost (excluding Selling and Administrative Expenses)	809,974	903,978	(94,004)	(10.4)

Our operating costs decreased in 2018 compared to 2017, mainly due to:

(i)

a decrease of Ch$ 49.7 billion in fuel consumption costs, primarily due to a decrease of Ch$ 30.5 billion in gas consumption, a decrease of Ch$ 9.2 billion in coal consumption, and a decrease of Ch$ 9.9 billion in fuel oil costs, primarily responding to the lower level of thermal dispatch;

(ii)

a decrease of Ch$ 20.6 billion in energy purchases, primarily due to a decrease of 313 GWh in physical energy purchases, mainly 935 GWh of lower contracted energy purchases that were partially compensated by an increase of 622 GWh in spot market purchases;

(iii)

a decrease of Ch$ 12.4 billion in other variable procurement and services costs, primarily attributable to (a) a decrease of Ch$ 8.3 billion in costs related to the lease agreement with Eléctrica Santiago S.A., an unrelated company, to use its Nueva Renca combined-cycle power plant, allowing us to use our available LNG; (b) a decrease of Ch$ 3.7 billion in thermal emissions taxes; (c) a decrease of Ch$ 1.7 billion in commodity derivative costs; (d) a decrease of Ch$ 1.1 billion in water consumption costs; (e) an increase of Ch$ 4.8 billion in costs of sales in the gas commercialization business; and

(iv)

a decrease of Ch$ 11.3 billion in transmission costs, primarily due to a decrease of Ch$ 11.9 billion in toll expenses offset by an increase of Ch$ 0.6 billion in gas transportation and regasification costs.

Consolidated Selling and Administrative Expenses

Our selling and administrative expenses are salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses for the years ended December 31, 2018, and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)

Depreciation, amortization and impairment losses	117,867	117,282	585	0.5
Other expenses	82,479	102,821	(20,342)	(19.8)
Employee benefit expense and others	46,351	46,996	(645)	(1.4)
Total Selling and Administrative Expenses	246,697	267,099	(20,402)	(7.6)

Consolidated selling and administrative expenses decreased in 2018 compared to 2017, primarily due to a decrease of Ch$ 20.3 billion in other fixed costs, due to the impairment charges of Ch$ 25.1 billion. This loss was recognized in 2017 in connection with our decision to abandon the Neltume and Choshuenco projects as being economically unfeasible and reducing the net book value of the associated assets to zero. Otherwise, our selling and administrative expenses were remained stable.

Consolidated Operating Income

The following table sets forth our operating income and operating margin for the years ended December 31, 2018, and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Operating income	464,383	463,860	523	0.1
Operating margin (1)	30.5%	28.4%

(1)Operating margin a measure of efficiency, represents operating income as a percentage of revenues..

Our operating income in 2018 remained relatively stable in when compared to 2017 as a result of:

(i)

Hydrological conditions in Chile have been below the historical average since 2010. However, in 2018 hydrological conditions were more humid than in 2017. This allowed us to produce more electricity through hydroelectric generation rather than through thermal generation, which is more expensive. In addition, the commissioning of new NCRE plants reduced the impact of dry conditions and the interconnection between the SIC and SING also helped to reduce or stabilize marginal costs. Therefore, the marginal cost of electricity generation decreased in 2018 when compared to 2017 notwithstanding higher prices for our fuels. As a result, we were able to cover our energy deficit in the spot market at lower prices.
(ii)

However, despite the level of generation and the stable level of physical sales, our operating revenues decreased mainly as a result of a shift in our customer mix and the lower average sales price. Our selling and administrative expenses considerably decreased in 2018, mainly due to write-offs we booked in 2017.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the years ended December 31, 2018, and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	5,778	5,274	504	9.6
Financial costs	(48,189)	(50,852)	2,663	(5.2)
Gain (loss) from indexed assets and liabilities	(2,480)	146	(2,626)	n.a
Foreign currency exchange differences	(3,056)	8,822	(11,878)	(134.6)
Total financial results	(47,947)	(36,610)	(11,337)	31.0

Other results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	3,281	(2,697)	5,978	n.a
Gain (loss) from other investments	410	105,463	(105,053)	(99.6)
Gain (loss) from sales of assets	3,025	7,626	(4,602)	(60.3)
Total Other results	6,716	110,392	(103,676)	(93.9)
Total Consolidated Financial and Other Results	(41,231)	73,782	(115,013)	n.a.

Financial Results

We recorded a higher net financial expense for the year ended December 31, 2018, compared to 2017. This increase was primarily due to a decrease of Ch$ 11.9 billion in charges for foreign currency exchange differences. This was mainly due to a decrease of Ch$ 3.2 billion in positive exchange differences on cash and cash equivalents, an increase of Ch$ 5.1 billion in negative exchange difference on forward contracts, which was offset by a decrease of Ch$ 3.6 billion in negative exchange difference on suppliers’ accounts.

Other Results

Our  gain from disposition of assets decreased in 2018 compared to 2017, primarily explained by the sale of Electrogas in February 2017 for Ch$ 105.3 billion.

We also registered a higher share of the profit (loss) of associates and joint ventures accounted for using the equity method in 2018 when compared to 2017, mainly explained by better results from HidroAysén amounting to Ch$ 5.9 billion until its liquidation in 2018.

Consolidated Income Tax Expenses

Consolidated income tax expenses totaled Ch$ 104.9 billion in 2018, a decrease of Ch$ 7.2 billion compared to 2017.

The decrease in consolidated income tax expenses was primarily due to: (i) a decrease of Ch$ 13.5 billion in tax expenses related to the dissolution of Central Canela S.A. in 2017; (ii) a decrease of Ch$ 27.7 billion in tax expenses related to the sale of Electrogas in February 2017 and (iii) an increase of Ch$ 5.8 billion in tax expenses due to the increase in the corporate income tax rate from 25.5% in 2017 to 27% in 2018; along with a decrease of Ch$ 29.6 billion related to the liquidation process of HidroAysén.

The effective tax rate was 24.8% in 2018 compared to 20.9% in 2017. For further details, please refer to Note 33 of the Notes to our consolidated financial statements.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses, and net income for the years ended December 31, 2018, and 2017:

	Years ended December 31,
	2018	2017	Change	Change
	(in millions of Ch$)			(in %)
Operating income	464,383	463,860	523	0.1
Total financial and Other results	(41,231)	73,782	(115,013)	(155.9)
Income before income taxes	423,152	537,642	(114,490)	(21.3)
Income tax expense	(104,947)	(112,100)	7,153	(6.4)
Consolidated Net Income	318,205	425,542	(107,337)	(25.2)
Net income attributable to the parent company	309,029	418,454	(109,425)	(26.1)
Net income attributable to non-controlling interest	9,176	7,088	2,088	29.5

B.    Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We receive cash inflows from our own operating assets, from our subsidiary Pehuenche, and from related companies. Cash flow from our subsidiary and associates may not always be available to satisfy our liquidity needs because there may be a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, short-term intercompany loans, and ample access to the Chilean and international capital markets will be sufficient to satisfy all our needs for working capital, expected debt service, dividends, and planned capital expenditures in the foreseeable future.

Set forth below is a summary of our consolidated cash flow information for the years ended December 31, 2019, 2018, and 2017:

	Years ended December 31,
	2019	2018	2017
	(in billions of Ch$)
Net cash flows provided by operating activities	569	465	488
Net cash flows used in investing activities	(393)	(228)	(92)
Net cash flows used in financing activities	(314)	(292)	(302)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(138)	(55)	94
Effect of exchange rate changes on cash and cash equivalents	(0)	(4)	2
Cash and cash equivalents at beginning of period	152	211	115
Cash and cash equivalents at end of period	14	152	211

For the year ended December 31, 2019, net cash flow provided by operating activities increased 22%, compared to the same period in 2018. The increase was in part the result of:

(i)

a decrease of Ch$ 56 billion in income tax payments during 2019, due to a lower monthly and annual tax payments of Ch$ 82.8 billion and an increase of Ch$ 17.9 billion in tax refunds, offset by Ch$ 45 billion from GasAtacama Chile due to tax refunds received in 2018 from the recognition of tax losses in Celta and monthly tax payments;

(iii)	a decrease of Ch$ 13 billion in payments to suppliers for goods and services, mainly in services payments to third parties; and

(iv)

an increase of Ch$ 21.8 billion in collections from insurance claims mainly due to insurance policies for Tarapacá for Ch$12.5 billion, Los Cóndores for Ch$ 9.7 billion, and Tal Tal for Ch$ 0.5 billion.

For the year ended December 31, 2018, net cash flow provided by operating activities decreased 4.7%, compared to the same period in 2017. The main drivers of this change are described below.

(i)	a decrease of Ch$ 189 billion in collections on the sale of goods and services mainly due to:

a)

a decrease of Ch$ 161 billion in collections from Enel Generation, on a stand-alone basis and excluding intercompany transactions, due to a lower average sales price and a decrease in sales to regulated customers;

b)	a decrease of Ch$ 42 billion in collections from GasAtacama, excluding intercompany transactions, due to a decrease in physical sales mainly in the spot market; and

c)	an increase of Ch$ 43 billion in physical gas sales collection, compensated by a decrease of Ch$ 60 billion in physical sales to regulated customers.

(ii)

a decrease of Ch$ 62 billion in income tax payments, mainly as a result of Ch$ 45 billion in tax refunds for recognition of tax losses in Celta and an increase in monthly payments made by GasAtacama in 2017; partially offset by

(iii)	a decrease of Ch$ 113 billion in payments to suppliers of goods and services compared to the same period in 2017, mainly due to a decrease of Ch$ 52 billion in fuel costs to Enel Generation.

For the year ended December 31, 2019, net cash flow used in investing activities increased Ch$ 165 billion, or 72% compared to the same period in 2018, primarily due to Ch$184 billion in transfers to related entities, Ch$ 15 billion in the purchase of Enel Chile’s shareholding in GasAtacama Chile, partially offset by a decrease of Ch$ 29 billion in the acquisition of fixed assets.

For the year ended December 31, 2018, net cash flow used in investing activities increased Ch$ 136 billion or 148% compared to the same period in 2017, primarily due to the non-recurring collections due to the recognition in 2017 of Ch$ 115 billion for the sale of equity or debt instruments belonging to other entities, specially related to the sale of Electrogas, and an  increase of Ch$ 16 billion in the acquisition of fixed assets, mainly in Enel Generation.

For the year ended December 31, 2019, net cash flow used in financing activities increased Ch$ 22 billion, or 8%, compared to the same period in 2018, mainly due to an increase of Ch$ 25.6 billion in payment of bonds, an increase of Ch$ 33.1 billion in payment of hedging swaps associated with bond debt, offset by a decrease of Ch$ 45 billion in dividend payments to third parties.

The aggregate cash outflows from financing activities in 2019 were primarily due to:

(i)

Ch$ 195 billion in dividend payments to third parties, excluding dividends received, of which Ch$ 186 billion was paid by Enel Generation, Ch$ 7 billion by Pehuenche, and Ch$ 2 billion by GasAtacama Chile; and

(ii)	Ch$ 52 billion in interest expense payments.

(iii)	Ch$ 33.1 billion in payment of hedging swaps associated with bond debt;

(iv)	Ch$ 31.3 billion in bond payments;

For the year ended December 31, 2018, net cash flows provided by financing activities decreased Ch$ 10 billion, or 3.3%, compared to the same period in 2017, mainly due to a decrease of Ch$ 5 billion in dividend payments to third parties and an increase of Ch$ 3 billion of net collections of loans from related entities

The aggregate cash outflows from financing activities in 2018 were primarily due to:

(i)

Ch$ 239 billion in dividends payments to third parties, excluding dividends received, of which Ch$ 230 billion was paid by Enel Generation, Ch$ 6 billion by Pehuenche, and Ch$ 3 billion by GasAtacama Chile; and

(ii)	Ch$ 47 billion in interest expense payments.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend on payments from our subsidiaries to meet our payment obligations.”

We coordinate the overall financing strategy of our subsidiary. However, our subsidiary independently develops its capital expenditure plans and finances its capital expansion programs through internally generated funds or financings, if necessary. We have no legal obligations or other commitments to support our subsidiary financially. In some cases, we may finance our subsidiary through intercompany loans.

As of December 31, 2019, our consolidated interest-bearing debt totaled Ch$ 858 billion and had the following maturity profile:

Maturity profile of our consolidated interest-bearing debt
2020	2021-2022	2023-2024	After 2024
(in billions of Ch$)
46	34	34	744

We have accessed the international equity capital markets, with an SEC-registered ADS issuance on August 3, 1994. We have also issued bonds in the United States (“Yankee Bonds”) since 1996, for a total of US$ 2.8 billion. The following table lists the Yankee Bonds issued by us outstanding as of December 31, 2019.

.

					Aggregate Principal Amount
Issuer	Term	Maturity	Coupon		Issued	Outstanding
					(in millions of US$)
Enel Generation	10 years	April 2024	4.250%		400	400
Enel Generation(1)	30 years	February 2027	7.875%		230	206
Enel Generation(2)	40 years	February 2037	7.325%		220	71
Enel Generation(1)	100 years	February 2097	8.125%		200	40
Total			5.813%	(3)	1,050	717

(1)	We repurchased some of these bonds in 2001.
(2)

Holders of our 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009, for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)	Weighted-average coupon by outstanding amount.

We also have access to the Chilean domestic capital markets where we have issued debt instruments that have been primarily sold to Chilean pension funds, life insurance companies, and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us, outstanding as of December 31, 2019.

			Coupon
			(inflation-		Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)		Issued	Outstanding
					(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generation Series H	25 years	October 2028	6.200%		4.0	1.9	54.4
Enel Generation Series M	21 years	December 2029	4.750%		10.0	9.1	257.4
Total			5.000%	(1)	14.0	11.0	311.7

(1)	Weighted-average coupon by outstanding amount.

For a full description of the local bonds issued by us, see “— Unsecured liabilities detailed by currency and maturity” and “ — Secured liabilities breakdown by currency and maturity” in Note 19 of the Notes to our consolidated financial statements.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 23 billion in the aggregate, none of which are currently drawn. These facilities are subject to a greater risk of not being disbursed in the event of a “Material Adverse Effect” (MAE), and therefore could limit our liquidity under such circumstances.

Except for the SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of December 31, 2019, the most restrictive financial covenant affecting Enel Generation was the financial expenses coverage ratio in connection with the UF-denominated Chilean bonds. As of December 31, 2019, and as of the date of this Report, we are in compliance with the financial covenants contained in our debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of our financial indebtedness is subject to cross default provisions. Each of the UF-denominated Chilean bonds, as well as our Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provisions of our Yankee Bonds’ may be triggered by our debt. A matured default by either us or a subsidiary could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies. In the case of the Yankee Bond issued by us in April 2014, due in 2024, the threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate if either the trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.

The UF-denominated Chilean bonds, provide that the cross default can be triggered only by default of the issuer itself, in cases where the amount in default exceeds US$ 50 million in individual debt, or its equivalent in other currencies. However, the acceleration must be demanded in a meeting of bondholders by at least 50% of the bondholders of the affected series.

The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria and other contractual restrictions. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. For a description of liquidity risks resulting from our company status, see “Item 3. Key Information — D. Risk Factors — We depend on payments from our subsidiaries to meet our payment obligations.”

Our estimated capital expenditures for 2020 through 2022 are expected to amount to Ch$ 225 billion, which includes maintenance capital expenditures, investment in expansion projects under execution, as well as water rights and expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to be able to refinance our consolidated indebtedness as it becomes due, fund our purchase obligations with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.    Research and Development, Patents and Licenses, etc.

None.

D.    Trend Information.

Our subsidiaries are engaged in the generation of electricity in Chile, where changes are expected including more restrictive government regulations, the introduction of new technologies and business models, and more competition. Our business is subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year. We seek to establish a conservative and well-balanced commercial policy, which aims at controlling relevant variables, reducing risks, and providing stability to our results of operations.

Our operating income is affected by several factors, including contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others.

Sales prices and energy costs are among the main drivers of our results of operations of our electricity generation business. The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales rely on our ability to generate or buy electricity at a cost lower than contracted prices. However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because the spot generation price is influenced by several factors, including hydrology and fuel prices. Abundant hydrological conditions generally lower spot prices, while dry conditions increase them, although this effect on prices may be partly mitigated with NCRE generation.

Our operating income might not be adversely impacted even when we are required to buy electricity at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well-balanced commercial policy that controls relevant variables, provides stability to our profits, and mitigates our exposure to the volatility of the spot market. We do so by contracting a significant portion of our expected electricity generation through long-term electricity supply contracts. The optimal level of electricity supply commitments protects us against low marginal cost conditions, such as those existing during a rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices, during dry years. To determine the optimal mix of long-term contracts and sales in the spot market we project our aggregate generation taking into consideration our diversified generation mix and the incorporation of new projects under construction under dry hydrology. We then create demand estimates using standard economic theory and forecast the system’s marginal cost using proprietary stochastic models. We also participate in the energy forward derivatives market, which allows us to negotiate volumes and future prices, to ensure demand and avoid buying in the spot market, which has high volatility and risk.

Our sales contracts to customers not subject to regulated prices are not standardized, and the contractual terms and conditions are individually negotiated. When negotiating these contracts, we try to set the price at a premium over future expected spot prices to mitigate the risk of increases in future spot prices. However, the premium can vary substantially depending on several conditions such as node values, load profile and the term of the contract. Our contracted sales with regulated customers represent on average more than 56% of our sales in 2019, allowing us to maintain steady prices for more extended periods, typically 10 to 15 years, which combined with our balanced commercial policy, generally provides for a stable profit.

We expect the Los Cóndores hydro plant to be completed during 2021, adding an average of 600 GWh of annual generation to our consolidated generation capacity. In 2022 and 2024, we expect significant price decreases, mainly due to the start of operations of projects tendered in 2016 and 2017, respectively.

In 2022, distribution company contracts awarded to us in the auction of August 2016 will come into effect. Therefore, we expect the tariffs of our regulated agreements are going to decrease as a consequence of the lower prices offered by NCRE providers. In 2024, contracts awarded in the November 2017 auction, will come into effect with an average price of the total allocated energy of US$ 32.5 per MWh, 32% lower than the average price of the previous tender process. The total amount of energy tendered was based on NCRE offers, representing a milestone in the industry. We were awarded 54% of the total tender of 2,200 GWh per annum, corresponding to 1,180 GWh per annum at an average price of US$ 34.7 per MWh with a mix of wind, solar and geothermal generation, which will be provided through NCRE projects backed up by conventional energy.

We regularly participate in energy bids and we have been awarded long-term energy sale contracts that incorporate the expected variable costs considering changes to the most relevant variables. These contracts secure the sale of our current and projected new capacity and allow us to stabilize our income. Considering the results of the last two tenders for regulated customers, we expect NCRE market competitiveness. As a result, offered prices will probably continue to decrease, but at a lower rate compared to previous years.

Spot prices could also be affected by international prices of fuel commodities such as fuel oil, coal and LNG, since Chile does not produce those fuels in any significant quantities. Fuel prices directly affect our thermal generation costs, which as of December 31, 2019, represented 42% of our installed capacity. Commodity prices, mainly oil, have significantly decreased in 2020 and the trend is uncertain.

With respect to the development of new projects to increase our installed capacity, our strategy is to focus on creating synergies with plants in operation and obtaining economies of scale. We expect to continue competing in the future through PPA contracts, in part associated with the migration of regulated customers from the distribution business, mainly mining and large industries, who are demanding NCRE sources to reduce their energy costs and to clean their carbon footprint. The continuous addition of NCRE power plants to the grid will require further transmission network reinforcement and market flexibility and focus on operational efficiency to combine the different technologies while maintaining the security and the system’s supply reliability. Wind and solar sources, the NCRE sources most widely used, have higher intermittency than other non-NCRE facilities since they can only generate electricity when the wind blows or the sun shines. Battery energy solutions will likely play a vital role in the next decade, providing a crucial solution for frequency control and grid stability in the context of significant wind and solar penetration.

Adverse impact of the COVID-19 pandemic

In March 2020, due to the COVID‑19 pandemic, Chilean President Sebastián Piñera decreed a state of emergency for 90 days, and such emergency measure may be subsequently extended beyond June 2020. Under such executive authority, President Piñera has instituted nighttime military curfews, selective mandatory quarantines in affected areas, control of entrance, exit and traffic within specified zones, the prohibition of mass gatherings, the closing of public schools, among other measures. The private sector has voluntarily taken further measures, such as adopting telework wherever possible and the closing of commercial offices. Many businesses, such as restaurants and retail stores, have temporarily closed, either voluntarily or by executive decree, and companies associated with travel, transportation, and tourism have been severely affected and many may go bankrupt.

The cumulative effect of measures of this kind will likely lead to recessions, high unemployment levels, and a decline in electricity demand. If the COVID-19 pandemic is not adequately contained in 2020, the ability of our businesses to generate income and maintain liquidity levels to allow for normal operations may diminish.

We are not presently able to quantify the expected adverse effects of COVID -19 on our results. The electricity industry provides an essential and strategic service and we expect that our businesses will continue to operate and supply electricity and will be better positioned to withstand the impacts of the COVID-19 pandemic; however, we expect the negative effects of the COVID-19 pandemic on our 2020 results will be adverse.

Tariffs Stabilization Mechanism: Deferral of electricity distribution tariffs

Due to the social crisis in October 2019, the Chilean government began to implement measures to address social concerns raised by protesters. One of these measures established a mechanism for stabilizing electricity prices for regulated customers, the “Tariff Stabilization Mechanism.” It is related to Law No. 21,185 of the Ministry of Energy. The new law provides that regulated customer tariffs between July 1, 2019 and December 31, 2020 will remain at the levels prevailing as of June 30, 2019, and will not benefit from any indexation until December 31, 2020. This stabilized tariff is known as “Regulated Customer Stabilized Price” (“PEC” in its Spanish acronym).

From January 1, 2021 until the end of the Tariff Stabilization Mechanism, the tariffs will be those defined in the semi-annual decrees referred to in Article 158 of the Electricity Law, but may not be higher than the PEC adjusted according to the consumer price index (the “adjusted PEC”).

The difference between PEC or adjusted PEC and the rate that should have been charged under the applicable PPAs will create accounts receivable in favor of the generation companies.  The maximum accounts receivable for the Tariff Stabilization Mechanism will be US$ 1,350 million and the balance will be paid beginning July 1, 2023 through tariffs set above the PPA rates and must be collected no later than December 31, 2027. The regulator will issue semi-annual decrees that will identify the price of the contractual conditions of the PPAs, and the differences not collected under the PPAs, in their equivalent in U.S. dollars. These differences, in the form of accounts receivable, will not accrue interest, except that the balances not collected as of January 1, 2026, will accrue interest at the rate of six-month LIBOR, or the equivalent rate that replaces it, plus a spread corresponding to the country risk at the date of application.

The tariff deferral directly affects electricity generation companies by decreasing revenues, affecting their cash flows, and increasing the need to finance their operations.

The devaluation of the Chilean peso against the U.S. dollar

As of the date of this Report, with a recent Observed Exchange Rate of Ch$ 856.76 per U.S. dollar as of April 27, 2020, the Chilean peso continues to devalue against the U.S. dollar and may have a direct effect on:

•	Revenues: Sales of energy to regulated and unregulated customers through PPAs and spot prices are indexed to the U.S. dollar.
•

Costs: International prices of fuel commodities such as fuel oil, coal, and LNG, directly affect our thermal generation costs, since Chile does not produce those fuels in any significant quantities. Also, some administrative expenses, such as insurance premiums and some maintenance costs, are denominated in U.S. dollars.

E.    Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements

F.    Tabular Disclosure of Contractual Obligations.

The table below sets forth our cash payment obligations as of December 31, 2019:

	Payments due by Period
Ch$ billion	Total	2020	2021-2022	2023-2024	After 2025
Purchase obligations (1)	4,292	2,076	1,492	655	69
Interest expense	569	63	117	94	295
Yankee bonds	536	—	—	299	237
Local bonds (2)	317	32	64	67	154
Lease obligations	14	3	5	5	1
Pension and post-retirement obligations (3)	19	3	3	2	11
Total contractual obligations	5,747	2,177	1,681	1,122	767

(1)	Of the total contractual obligations of Ch$ 4.292 billion, 37% corresponds primarily to fuel supply, 45% corresponds to tolls services, and the remaining 18% corresponds to miscellaneous services.
(2)	Represents net value, including the value of derivatives
(3)

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

Item 6.  Directors, Senior Management and Employees

A.    Directors and Senior Management.

Directors

Our Board of Directors consists of five members who are elected for a three-year term at the General Shareholders’ Meeting (“GSM”). If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next GSM, at which time the entire Board of Directors will be elected. Our Senior Management are appointed and hold office at the discretion of the Board of Directors.

In the Extraordinary Shareholders’ Meeting of Enel Generación Chile SA, held on April 24, 2018, the Company’s bylaws were amended, thereby reducing the number of directors from nine to five. This amendment simplifies the Company’s management after the 2018 Reorganization, and allows for greater corporate efficiency.

The members of our Board of Directors as of December 31, 2019, were as follows:

Directors	Position	Age (1)	Current Position Held Since
Giuseppe Conti	Chairman	41	2016
Maria Soledad Arellano S.	Director	48	2019
Fabrizio Barderi	Director	49	2017
Cristiano Bussi	Director	43	2018
Julio Pellegrini V.	Director	47	2016

(1)	As of April 30, 2020.

The Board of Directors was elected at the GSM held on April 26, 2019, for a three-year term ending in April 2022.

Set forth below are brief biographical descriptions of the members of our Board of Directors, of whom three reside outside Chile and two live in Chile, as of December 31, 2019:

Giuseppe Conti

Mr. Conti has headed Legal & Corporate Affairs of Enel Italia S.p.A. since 2017 and has held several managerial positions in Enel including heading Legal and Corporate Affairs of Enel Green Power S.p.A. (2014-2017), Enel Litigation and Legal Coordination (2012-2013), and Legal Coordination and Research and Development of Endesa, S.A., an Enel subsidiary in Spain (2009-2012). Mr. Conti holds a law degree from Università degli Studi di Messina.

Maria Soledad Arellano S.

Ms. Arellano is the Academic Vice Rector of the Universidad Adolfo Ibáñez. She served as Under Secretary of Planning and Under Secretary of Social Evaluation (2010-2014). Ms. Arellano holds an economics & business degree and a master’s degree in economics from Pontificia Universidad Católica de Chile and a Ph.D. in economics from MIT.

Fabrizio Barderi

Mr. Barderi heads Planning and Control within the Global Trading Business and Latin America Regional Energy Management for Enel S.p.A. He headed Generation Fleet Management in Enel Produzione S.p.A, and Power Origination and Wholesale position in Enel Trade S.p.A. (2008-2013). Mr. Barderi holds a bachelor’s degree in electrical engineering from the Università di Pisa and a master’s degree in economics, energy and environmental management from the Scuola Superiore Enrico Mattei.

Cristiano Bussi

Mr. Bussi heads the Global Power Generation Planning & Control department of Enel since December 2019. Previously, he headed several positions in Enel including Thermal Generation Planning and Control (September 2018 – November 2019), Operational Performance Optimization (January 2018 — August 2018), Operational Control in Planning and Control (2015-2017), and Planning and Control Generation Italy (2014-2015). Mr. Bussi holds a degree in chemical engineering from the Università di Pisa.

Julio Pellegrini V.

Mr. Pellegrini is a founding partner of the law firm Pellegrini & Cía., and focuses his career in commercial litigation, arbitration, regulation and antitrust. He was a member of the Chilean Bar Association board (2011-2019) and, for eight years, chaired its Antitrust Commission. Since 2003, he has been professor at Pontificia Universidad Católica de Chile and a member of the Advisory Council in its Antitrust Center since 2012. He is also a member of the Arbitration and Mediation Center of the Santiago Chamber of Commerce and part of the ICARE Legal Circle. Mr. Pellegrini holds a law degree from Pontificia Universidad Católica de Chile and an LL.M. from the University of Chicago.

Executive Officers

Set forth below are our Senior Management as of December 31, 2019.

The business address of our Senior Management is c/o Enel Generación Chile S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Age (1)	First joined Enel or affiliate in	Current Position Held Since
Michele Siciliano (2)	Chief Executive Officer	46	2001	2019
Raúl Arteaga E.	Chief Financial Officer	60	1985	2016
Bernardo Canales F.	Engineering & Construction Officer	49	1996	2016
Humberto Espejo P.	Trading & Marketing Officer	49	1996	2015
Claudio Órdenes T.	Thermal Engineering & Construction Officer	51	1996	2016
Ignacio Quiñones S.	General Counsel	56	1989	2013
Carlos Peña G.	Chilean Hydroelectric Generation Officer	60	1993	2019
María Paulina Guglielmi S.	Human Resources Officer	42	2014	2019
Viviana Meneses R.	Planning and Control Officer	39	2006	2019

(1)As of April 30, 2020.

(2)Michele Siciliano assumed the position of Chief Executive Officer as of October 1, 2019.

Set forth below are brief biographical descriptions of our Senior Management, all of whom reside in Chile:

Michele Siciliano: Mr. Siciliano has held generation management positions, including thermal power generation Chile (2016-2019), generation Brazil (2015-2016) and Italy, where he headed important power plants. Mr. Siciliano holds a degree in mechanical engineering from Università degli Studi della Calabria.

Raúl Arteaga E.: Mr. Arteaga has served in various managerial positions in finance, treasury and investor relations in Enel affiliates in Chile and Argentina. Since 2016 Mr. Arteaga has also been Chairman of two of our Chilean generation subsidiaries, Empresa Eléctrica Pehuenche S.A. and GasAtacama. The latter was merged into us in October 2019. Mr. Arteaga holds a degree in industrial civil engineering from the Universidad de Chile.

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

Ignacio Quiñones S.: Mr. Quiñones was Chilean General Counsel for Anglo American Chile Ltda., a mining company (2005-2013). He was Head of the Legal Area in Gasoducto del Pacífico S.A., a natural gas transportation company (2004-2005). He worked as a lawyer for Placer Dome Latin America, a mining company (1996-2004), and then as Legal Advisor for Compañía Minera Zaldívar. Mr. Quiñones holds a degree in law from Universidad Diego Portales.

Carlos Peña: Mr. Peña joined the group in 1993 and currently serves as Manager of Hydroelectric Generation Enel Chile, within the Management Power Generation Argentina and Chile. From 2014 until 2019, he was Manager of O&M for Latin America and Special Projects for Hydraulic Technology, within the Hydro Competence Center Enel Green Power. Between 2010 and 2014 he served as Hydraulic Technology Production Manager and NCRE of Endesa-

Latin America. Mr. Peña is an electrical engineer from Universidad Federico Santa María with a graduate degree in business administration.

María Paulina Guglielmi: In September 2019, Ms. Guglielmi assumed as Human Resources’ Director of Enel Generation, after holding a similar role in Enel Green Power since September 2018.  Between 2014 and September 2018 she worked in human resources department at Enel. From 2008 until 2010 she held several human resource positions in Chile and Peru, and between 2004-2008 she worked in Training and Organizational Development departement at Codelco, Chile’s state owned copper company. Ms. Guglielmi has a degree in organizational psychology from Universidad Central.

Viviana Meneses: Ms. Meneses joined the Enel Group in 2006 as a thermal power plant operator and then held the position of supervisor in O&M. Between 2011 and 2017, she held various positions in production management in Enel Generation for Chile and Latin America. In 2017, she was responsible for Planning and Control of Thermal Generation. She currently serves as Planning and Control Director for Enel Generación Chile, and is a director of Pehuenche. Ms. Meneses holds a degree in industrial civil engineering from Universidad Arturo Prat and holds an MBA from the Universidad de Barcelona Business School.

B.    Compensation.

At the GSM held on April 26, 2019, our shareholders approved the current compensation policy for our Board of Directors. Director compensation consists of a monthly fixed compensation of UF 150 per month and an additional fee of UF 70 per meeting, up to a maximum of 15 sessions in total, including ordinary and extraordinary meetings, within the respective fiscal year. The Chairman of the Board is entitled to double the compensation of other directors.

As of April 26, 2019, the Directors Committee sessions has been eliminated.

If a director serves on one or more Boards of Directors of the subsidiaries or related companies or serves as director of other companies or corporations in which the economic group holds an interest, whether directly or indirectly, the director can only receive compensation from one of these Boards of Directors.

Senior Management of our Company or our subsidiaries or affiliates  will not receive compensation in the case that they serve as director of any subsidiary, related company or are affiliated in any way to our Company.

In 2019, the total compensation paid to each of our directors, including fees for attending Directors’ Committee meetings, was as follows:

	Year ended December 31, 2019
Director	Fixed Compensation	Ordinary and Extraordinary Session	Directors’ Committee (Fixed Compensation)	Ordinary and Extraordinary Session (Directors' Committee)	Variable Compensation	Total
	(in ThCh$)
Giuseppe Conti (1)	—	—	—	—	—	—
María Soledad Arellano	52,141	26,511	3,197	1,543	—	83,393
Fabrizio Barderi (1)	—	—	—	—	—	—
Cristiano Bussi (1)	—	—	—	—	—	—
Julio Pellegrini V.	52,141	26,511	4,795	2,315	—	85,763
Total	104,282	53,023	7,992	3,859	—	169,156

(1)	Messrs. Barderi, Bussi, and Conti waived their compensation due to their current position as Directors of the Company.

We do not disclose, to our shareholders or otherwise, any information about an individual Senior Management member’s compensation. Senior Management are eligible for variable compensation under a bonus plan. The annual bonus plan is paid to our Senior Management for achieving company-wide objectives and for their contribution to our results and objectives. The yearly bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries. For the year ended December 31, 2019, the aggregate gross compensation, paid or accrued, for all of our Senior Management, attributable to fiscal year 2019, was Ch$ 2,466 million in total compensation and Ch$ 415 million in variable compensation and benefits, already included in total compensation.

We entered into severance indemnity agreements with all of our Senior Management, pursuant to which we will pay a severance indemnity in the event of voluntary resignation or termination by mutual understanding among the parties. The severance indemnity does not apply if the termination is due to willful misconduct, prohibited negotiations, unjustified absences or abandonment of duties, among other causes, as defined in Article 160 of the Chilean Labor Code. All of our employees are entitled to a legal severance indemnity if terminated due to our needs, as described in Article 161 of the Chilean Labor Code.

We did not pay severance indemnity to our Senior Management in 2019. There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Senior Management.

C.Board Practices.

Our current Board of Directors was elected at the GSM held on April 26, 2019, for a three-year term. For information about each of the directors and the year that they began their service on the Board of Directors, see “Item 6. — A. Directors and Senior Management” above. Members of the Board of Directors do not have service contracts with us nor with any of our subsidiaries that provide them benefits upon termination of their service.

Corporate Governance

Until the GSM held on April 26, 2019, we were managed by a Board of Directors, in accordance with our bylaws, consisting of nine directors who were elected by our shareholders at the 2018 GSM. After the GSM held on April 26, 2019, we are now managed by a Board of Directors consisting of five directors elected by our shareholders, each of whom serves for a three-year term. Following the end of their terms, they may be re-elected indefinitely or replaced.  Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board may appoint a temporary director to fill the vacancy. A vacancy triggers an election for every seat on the Board of Directors at the next GSM.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws, and the shareholders’ resolutions. In addition to the bylaws, our Board of Directors has adopted regulations and policies that guide our corporate governance principles.

Our corporate governance policies are mainly included in the following policies or procedures: the Manual for the Management of Information of Interest to the Market (the “Manual”), the Human Rights Policy (Política de Derechos Humanos), the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Penal Risk Prevention Model, the Enel Global Compliance Program on Corporate Criminal Liability (the “Enel Global Compliance Program”), and procedures issued in compliance with General Rule No. 385 issued by the CMF.

To ensure compliance with the Securities Market Law, Law No. 18,045, and CMF regulations, our Board of Directors approved the Manual at its meeting held on February 26, 2010. This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties, the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the presence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that protect confidential information. The Manual is posted on our website at www.enelgeneracion.cl. The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationships between Politically Exposed People (Procedimiento Personas Políticamente Expuestas y Conexas) and our Company, which established a specific regulation for their commercial and contractual relationships. The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into corporate reality.

To supplement the aforementioned corporate governance regulations, our Board of Directors also approved the Code of Ethics and the ZTAC Plan. The Code of Ethics is based on general principles such as impartiality, honesty, integrity, and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with particular emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

Furthermore, our Board of Directors approved the Penal Risk Prevention Model and the Enel Global Compliance Program. The Penal Risk Prevention Model satisfies the standards imposed by Chilean Law 20,393, which imposes criminal responsibility on legal entities for certain crimes, including money laundering, financing of terrorism, and bribing of public officials. The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties. The adoption of the Penal Risk Prevention Model mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. In turn, the Enel Global Compliance Program is designed as a tool to reinforce the group’s commitment to the highest ethical, legal, and professional standards for enhancing and preserving the group’s reputation. It sets several preventive measures for corporate criminal liability.

In 2015, the CMF issued General Rule No. 385 to enhance transparency standards and introduce corporate social responsibility practices by promoting, among other things, management diversity. All publicly held limited liability corporations are required to provide the CMF, on an annual basis, with answers to a survey that relate to the board’s functions and composition; relationships between the company, shareholders and public in general; third-party assessments; and internal control and risk management. The Appendix of General Rule No. 385 is divided into the following four sections for which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders, and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information concerning corporate governance practices to the CMF no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the CMF. The information should refer to December 31 of the calendar year before its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website, and must be sent to the stock exchanges.

In 2018, the Board of Directors approved a policy dealing with environmental and biodiversity issues.  Environmental, sustainability, and governance (“ESG”) considerations are fully integrated into the company’s business model. In compliance with CMF General Rule No. 385, the Board periodically receives reports by management that enable identification and assessment of all risks associated with ESG and climate change issues, including compliance with Board policies.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

On December 31, 2018, the Company delisted from the NYSE and therefore no longer needs to comply with the NYSE listing standards.

D. Employees.

The following table sets forth the total number of our personnel (permanent and temporary employees) in Enel Generation and our subsidiaries as of December 31, 2019, 2018, and 2017:

Company	2019	2018	2017
Enel Generation	708	678	753
GasAtacama Argentina S.A. (1)	—	87	93
Pehuenche	2	2	2
Total personnel (2)	710	767	848

(1)	GasAtacama and GasAtacama Argentina S.A. merged into Enel Generation in October 2019.
(2)	The total number of temporary employees was not significant.

All employees in Chile who are dismissed for reasons other than misconduct are entitled under the Chilean Labor Code to a severance indemnity. In most cases, contracted employees are entitled to a legal minimum severance indemnity of one month’s salary for each year (and every fraction thereof beyond six months) worked, subject to a maximum of 11 months’ salary.

Our employment contracts typically provide severance indemnity payments higher than those required by Chilean Labor Code.  In the majority of cases, we respect seniority in accordance with the time that the employee first joined us or an affiliate. Therefore, employees hired by one of our Chilean affiliates or predecessor companies maintain their seniority in the company and are treated contractually as if they had been hired by us. In accordance with such employment contracts, severance indemnity payments for the majority of our employees consist of one month’s salary for each full year worked (and every fraction thereof beyond six months), subject to a maximum of 25 months. Under our collective bargaining agreements and other employment contracts not covered by such agreements, we are typically obligated to make severance indemnity payments to all covered employees in cases of voluntary resignation or death in specified amounts that increase according to seniority and often exceed the amounts required under Chilean law.

We have the following collective bargaining agreements:

In Force
Company	From	To
Enel Generation - Collective Bargaining Agreement 1	January 2018	June 2020
Enel Generation - Collective Bargaining Agreement 2	January 2018	June 2020
Enel Generation - Collective Bargaining Agreement 3	January 2018	December 2020
Enel Generation - Collective Bargaining Agreement 4	July 2019	June 2022
Enel Generation - Collective Bargaining Agreement 5	July 2016	June 2020
GasAtacama	January 2018	December 2020

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

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders.

We have only one class of capital stock and Enel Chile, our direct Chilean controlling shareholder, has the same voting rights as our other shareholders. As of March 31, 2020, 13,669 stockholders of record held our 8,201,754,580 shares of common stock outstanding. Enel Chile owned 7,672,584,961 shares of our total common stock, representing 93.6% direct ownership interest in us. There were three record holders of our ADSs, as of such date.

In connection with analyzing our eligibility to deregister under the Exchange Act, we determined, with the assistance of Nasdaq, that as of March 31, 2020, the number of our ADSs and our shares of common stock beneficially owned in the United States were 884,407 ADS and 26,532,210 shares. We cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

As of March 31, 2020, Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 3.1% of our shares, ADS holders owned 0.3% of our shares, and the remaining 3.0% of our shares were held by 13,604 minority shareholders.

The following table sets forth certain information concerning ownership of the common stock as of March 31, 2020, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

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

Enel, our ultimate controlling shareholder, is an Italian energy company with multinational operations in the power and gas markets, with a focus on Europe and Latin America. Enel operates in 33 countries across five continents, produces energy through a managed installed capacity of approximately 89 GW, which includes 46 GW of renewable sources, and distributes electricity and gas through a network covering 2.2 million kilometers. With approximately 73 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity. Enel shares trade on the Milan Stock Exchange.

B.    Related Party Transactions.

Article 146 of Law No. 18,046 (the “Chilean Corporations Law”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months.

Article 147 of the Chilean Corporation Law requires that related-party transactions must comply with taking into account the corporate interest, as well as the prices, terms, and conditions prevailing in the market at the time of their approval. Article 147 of the Chilean Corporation Law provides that board members, managers, administrators, senior officers, or company liquidators having a personal interest or acting on negotiations of a related-party transaction must immediately inform the Board of Directors. Such a transaction shall only be approved if an absolute majority of the directors (excluding interested directors) consider the operation to be beneficial for the corporate interest. Chilean law requires an interested director to abstain from voting on such a transaction. If an absolute majority of the directors are obliged to abstain from voting on any particular transaction, it shall only be approved if authorized unanimously by the independent directors or during an ESM. Board resolutions approving related-party transactions must be reported to the company’s shareholders at the next shareholders’ meeting.

The law described above, which also applies to our affiliates, provides for some exceptions. In some instances, the Board’s approval would suffice for related-party transactions, under certain transaction thresholds when the transactions are conducted with another entity in which we hold 95% or more of their capital, or when such transactions are conducted in compliance with the related-party policies defined by the company’s board. At its meeting held on April 24, 2018, our Board of Directors updated our related-party transaction policy (“Política General de Habitualidad”). The related-party transaction policy is available on our website at www.enelgeneracion.cl or www.enel.cl.

If a transaction is not in compliance with Article 147 of the Chilean Corporations Law, this will not affect the transaction’s validity, but our shareholders or we may demand compensation for damages from the individual associated with the infringement as provided by law.

Our largest electricity distribution customer is Enel Distribution, a subsidiary of Enel Chile. The terms of our contracts with Enel Distribution are regulated in accordance with the DFL 4.

Our internal procedure contemplates that all our subsidiaries’ cash inflows and outflows are managed through a centralized cash management mechanism. It is common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transfers are executed through either short-term transactions or structured inter-company loans. Under Chilean laws and regulations, such transactions must be conducted on an arm’s-length basis. All of these transactions are subject to the supervision of our Directors’ Committee. As of March 31, 2020, the peso-denominated transactions were priced at TAB 1m (a Chilean interbank interest rate published daily) plus 1.10% when lending to affiliates and TAB 1m plus 0.30% when accepting deposits of cash surpluses from affiliates. The US$-denominated transactions were priced at LIBOR 1m plus 1.50% when lending to affiliates and LIBOR 1m plus 0.47% when accepting deposits of cash surpluses from affiliates.

During 2019, we and our subsidiary Empresa Eléctrica Pehuenche S.A. transfered our cash surpluses to Enel Chile. As of March 31, 2020, the total outstanding balance of the transfers amounted to Ch$ 206,288 million.

The aforementioned intercompany transfers help meet working capital needs.

There are various contractual relationships between Enel Chile and us to provide to provide intercompany services for us and for our subsidiaries. We entered into intercompany agreements with Enel Chile under which Enel Chile provides a variety of services to us. The services rendered by Enel Chile include specific legal, finance, treasury, insurance, capital markets, financial and documentary compliance, accounting, human resources, communications, security, relations with contractors, purchases, IT, tax, corporate affairs, and other corporate support and administrative services. These services are provided and charged at market prices if there is a comparable reference service. If there are no similar services in the market, they will be provided at cost plus a specified percentage. The intercompany services contracts are valid for five years, with renewable terms as of January 1, 2017.

As of the date of this Report, the aforementioned transactions have not experienced material changes. As of December 31, 2019, there were some commercial transactions with related parties.  For more information regarding transactions with related parties, see Note 11 of the Notes to our consolidated financial statements.

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

For detailed information as of December 31, 2019, on the status of the material pending lawsuits filed against us, please refer to Note 34.3 of the Notes to our consolidated financial statements. Between March 1, 2016, and December 1, 2016, Endesa Américas was the defendant instead of us for all legal proceedings originating from our former non-Chilean businesses. Since December 1, 2016, and as a consequence of the merger of Endesa Américas with and into Enel Américas, Enel Américas appears as the defendant for current legal proceedings or those that may arise from our former non-Chilean businesses in South America.

In relation to the legal proceedings reported in the Notes to our consolidated financial statements, we use the criterion of disclosing lawsuits above a minimum threshold of US$ 10 million of potential impact to us and, in some cases, qualitative criteria according to the materiality of the plausible effect on the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

Our Board of Directors presents an annual proposal for approval to the GSM for a final dividend payable each year. The dividend is accrued in the prior year and cannot be less than the legal minimum of 30% of annual net income. The proposal also states the dividend policy for the current fiscal year. Additionally, our Board of Directors generally establishes an interim dividend for the current fiscal year, payable in January of the following year and deducted from the final dividend payable in May of the next year. The Board of Directors establishes the interim dividend, which is not subject to restrictions under Chilean law.

For dividends accrued in fiscal year 2018, on November 29, 2018, the Board of Directors agreed to distribute an interim dividend of Ch$ 11.19557 per share of common stock on January 11, 2019, or 50% of consolidated net income as of September 30, 2018. At the GSM held on April 26, 2019, our shareholders approved a final dividend equivalent to Ch$ 22.60707 per share of common stock for fiscal year 2018, of which Ch$ 11.41150 per share was distributed on May 17, 2019, after deducting the interim dividend paid in January 2019. The final dividend amounts to a payout ratio of 60% of annual consolidated net income for fiscal year 2018.

For dividends accrued in the fiscal year 2019, on November 26, 2019, the Board of Directors agreed to distribute an interim dividend of Ch$ 2.35844 per share of common stock on January 24, 2020, or 15% of consolidated net income as of September 30, 2019. At the GSM held on April 28, 2020, our shareholders approved a final dividend equivalent to Ch$ 14.3635 per share of common stock for fiscal year 2019, of which Ch$ 12.00506 per share of common stock will be distributed on May 27, 2020, after deducting the interim dividend paid in January 2020. The final dividend amounts to a payout ratio of 60% of annual net income for fiscal year 2019. In addition to the final dividend for fiscal year 2019, at the GSM held on April 28, 2020, our shareholders approved an additional dividend equivalent to Ch$ 14.678978 per share of common stock, which will be distributed simultaneously with the final dividend for fiscal year 2019 and will be paid against retained consolidated earnings from prior fiscal years.

For dividends relating to fiscal year 2020, our Board of Directors presented to the GSM held on April 28, 2020 the following proposed dividend policy:

•An interim dividend accrued in fiscal year 2020 and amounting to 15% of consolidated net income as of September 30, 2020, payable in January 2021.

•A final dividend payout equal to 60% of annual consolidated net income for fiscal year 2020, to be paid in April 2021 from which the interim dividend paid in January 2021 will be deducted.

This dividend policy is conditional on generating net profits in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under prevailing circumstances at the time of the payment.

Dividend payments are potentially subject to legal restrictions, such as the requirement to pay dividends from either net income or retained earnings of the fiscal year. There may also be other contractual restrictions, such as non-default on credit agreements. However, these potential legal and contractual restrictions do not currently affect our ability or any of our subsidiaries’ ability to pay dividends. For additional information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Shareholders of each subsidiary and affiliate agree on the final dividend payments. Dividends are paid to shareholders of record as of midnight of the fifth business day before the payment date. Holders of ADSs on the applicable record dates will be entitled to receive dividend payments.

Dividends

The table below sets forth, for each of the years indicated, the dividends distributed by us in Chilean pesos per common share and U.S. dollars per ADS. For additional information, see “Item 10. Additional Information — D. Exchange Controls.”

	Dividends distributed (1)
Year	Ch$ per Share	US$ per ADS (2)
2019	22.61	0.90
2018	28.06	1.21
2017	28.81	1.41
2016	14.58	0.65
2015	20.39	0.86

(1) This table shows dividends paid rather than dividends accrued within any given year. These amounts do not reflect a reduction for Chilean withholding taxes, if applicable. Figures have been rounded.

(2) The U.S. dollar per ADS amount was calculated by applying the exchange rate as of December 31 of each year. One ADS = 30 shares of common stock.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls”.

B.    Significant Changes.

None.

Item 9.   The Offer and Listing

A.    Offer and Listing Details.

Our shares of common stock are listed and traded on the Chilean Stock Exchanges under the trading symbol “ENELGXCH,” and the OTC Pink under the trading symbol “EOCCY.”

B.    Plan of Distribution.

Not applicable.

C.    Markets.

In Chile, our common stock is traded on the following stock exchanges: the Bolsa de Santiago (Santiago Stock Exchange or “SSE”) and the Bolsa Electrónica de Chile (Electronic Stock Exchange or “ESE”). As of December 31, 2019, more than 200 companies had shares listed on the SSE. As of December 31, 2019, the SSE accounted for 89.1% of our total equity traded in Chile and amounted to 177,556,181 shares. Also, 10.9% of our equity trading was conducted on the ESE, an electronic trading market that was created by banks and non-member brokerage houses.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold, U.S. dollars, and futures contracts for stock indices and U.S. dollars trade on the SSE. It operates on business days from 9:30 a.m. to 4:00 p.m. from March to October, and from 9:30 a.m. to 5:00 p.m. from November to February, which may differ from New York City time by up to two hours, depending on the season.

In August 2016, the SSE and the S&P Dow Jones Indices (“S&P DJI”) signed an Operating Agreement and Index Licensing. The alliance between the SSE and the S&P DJI, the leading global provider of concepts, data, and research on indices, includes the implementation of international methodological standards and the integration of operational processes and business strategies that enhance the visibility, governance, and transparency of the existing indices. The agreement also enables the development, granting of licenses, distribution, and administration of current and future indices, which are developed as innovative and practical tools at the service of local and international investors. The SSE indices will use the shared brand “S&P/CLX” and may be used as underlying liquid financial products, thereby contributing to the expansion and depth of the Chilean capital markets. Under this agreement, S&P DJI assumed the tasks of calculation, production, maintenance, licensing, and distribution of the indices on August 6, 2018. Since that date, the IGPA and the IPSA, the former general and selective stock indices, are referred to as the SPCLXIGPA and the SPCLXIPSA, respectively.

The SPCLXIGPA is calculated considering, among other things, the prices of the shares traded during at least 25% of the days of the year, with a total of annual transactions exceeding UF 10,000 (approximately US$ 378,000 as of December 31, 2019) and a free float of at least 5%. The SPCLXIGPA index is rebalanced annually, after the close of the third Friday in March, and the number of shares per component of the index is updated quarterly after the close of the third Friday in June, September, and December. On December 31, 2019, the SPCLXIGPA index closed at 23,393.53 points.

From 1994 until the completion of the spin-off of Endesa in April 2016, shares of our common stock traded in the United States in the form of ADSs on the NYSE and OTC markets in the United States under our predecessor’s trading symbol “EOC.” From the completion of the spin-off until December 28, 2018, our ADSs traded on the NYSE under the trading symbol “EOCC.” We voluntarily delisted our ADSs from the NYSE, and since December 31, 2018, our ADSs have been quoted on the OTC Pink under the trading symbol “EOCCY.” Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs were issued under the Amended and Restated Deposit Agreement dated as of September 30, 2010, between us, Citibank, N.A. as Depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder (the “Deposit Agreement”). The Depositary treats only persons in whose names ADRs are registered on the books of the Depositary as owners of ADRs.

As of March 31, 2020, ADRs evidencing 884,407 ADSs (equivalent to 26,532,210 shares of common stock) were outstanding, representing 0.32% of the total number of outstanding shares. Other than as described under “Item 7. Major Shareholders and Related Party Transaction — A. Major Shareholders”, it is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. final beneficial holders. Trading volume of our shares on the US OTC Pink market and other exchanges during 2019 amounted to 2 million ADSs, equivalent to US$ 38 million.

Following the corporate reorganization transaction by our parent company, Enel Chile S.A. in 2018, Enel Chile now owns 93.6% of our shares of common stock and our ADSs currently comprise only approximately 0.3% of the total outstanding shares of common stock. We believe that the costs associated with continuing the listing of our ADSs on the NYSE exceed the benefits received by us, as the primary market for our shares not owned by Enel Chile is now the SSE. As a result, we decided to file an application for voluntary delisting from the NYSE as part of our effort to reduce operational expenses.

We filed a Form 25 with the SEC on December 31, 2018, to delist our ADSs from the NYSE. As a result, our ADS program has become a Level I — Over-The-Counter ADS Program and is quoted on the OTC Pink market. Citibank, N.A. will continue to act as our Depositary pursuant to the existing Deposit Agreement.

The following table contains information regarding the amount of total traded shares of common stock and the corresponding percentage traded per market during 2019:

	Number of common shares traded	Percent
Market
Chile (1)	199,343,489	76
United States (One ADS = 30 shares of common stock) (2)	62,107,980	24
Total	261,451,469	100

(1)Includes the SSE and ESE.

(2)Includes Over-the-counter trading.

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

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which have the same purpose as the articles or the certificate of incorporation and the bylaws of a company incorporated in the United States, and by the Chilean Corporations Law. Since April 2019, our bylaws no longer refer to D.L. 3500, or the Pension Fund System Law. In accordance with the Chilean Corporations Law, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 142 million as of December 31, 2019) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the CMF under Securities Market Law No. 18,045 and the Chilean Corporations Law. These two laws state the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committees, independent directors, stock options and derivative actions.

Public Register

We are a publicly held stock corporation incorporated under the laws of Chile. We were incorporated by public deed issued on December 1, 1943 by the Santiago Notary Public, Mr. Luciano Hiriart C. Our existence and bylaws were approved by Decree 97 of the Ministry of Finance on January 3, 1944. An excerpt of the bylaws was registered on page 61 No. 62, and the Decree was registered on page 65 (vuelta) No. 63 of the Commercial Register (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on January 17, 1944. We are registered with the CMF under the entry number 0114. We are also registered with the United States Securities and Exchange Commission under the commission file number 001‑13240 on July 26, 1994.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule No. 269 of the CMF, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or financial results depend on, or are conditioned in whole or in a significant part on the price of such shares, must be reported to the CMF and the Chilean Stock Exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular No. 1375 of the CMF. Shareholders of publicly held stock corporations are required to report to the CMF and the Chilean Stock Exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;
•

any direct or indirect acquisition or sale of contracts or securities whose price or financial results depend on or are conditioned in whole or in a significant part on the price of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock company’s subscribed capital;

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock corporation; and
•

any direct or indirect acquisition or sale of contracts or securities whose price or financial results depend on or are conditioned in whole or in a significant part on the price of shares made by a director, receiver, principal executive, general manager or manager of a publicly held stock corporation.

In addition, majority shareholders of a publicly held stock corporation must inform the CMF and the Chilean stock exchanges if such acquisitions are entered into with the intention of acquiring control of the company or if they are making a passive financial investment instead.

Under Article 54 of the Securities Market Law and General Rule No.104 enacted by the CMF, unless the tender offer regulation applies, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

Corporate Objectives and Purposes

Article 4 of our bylaws states that our corporate objectives and purposes are, among other things, to engage in the production, transportation, distribution and supply of electric power, as well as to provide engineering consulting services, whether directly or through other companies.

Board of Directors

According to the decision adopted at the ESM held on April 24, 2018, until the date of our GSM held on April 26, 2019, our Board of Directors consisted of nine members. Since the date of our GSM held on April 26, 2019, the Board of Directors has consisted of five members appointed by the shareholders at the GSM for a three-year term, at the end of which they will be re-elected or replaced.

The five directors elected at the GSM are the five individual nominees who receive the highest majority of the votes. Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.

The effect of these voting provisions is to ensure that a shareholder owning at least one sixth of our shares is guaranteed to be able to elect a member of the Board. Depending on the distribution of the rest of the votes at the GSM, a director may in some cases be elected with the votes of less than one sixth of our shares. This number is derived from the reciprocal of the number of directors plus one. In our case, there are five directors, and the reciprocal of six is one sixth.

The compensation of the directors is established annually at the GSM. See “Item 6. Directors, Senior Management and Employees — B. Compensation”.

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Corporations Law.

Certain Powers of the Board of Directors

Our bylaws do not contain provisions related to:

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

Certain Provisions Regarding Shareholder Rights

As of the date of this Report, our capital is comprised of only one class of shares, all of which are common shares and have the same rights.

Our bylaws do not contain any provisions related to:

•	redemption provisions;
•	sinking funds; or

•	liability for capital reductions by us.

Under Chilean law, the rights of our shareholders may only be modified by an amendment to the bylaws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association — Shareholders’ Meetings and Voting Rights”.

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if the subscriber has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise. If a subscriber does not fully pay for shares for which the subscriber has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The Chief Executive Officer, or the person replacing him, will reduce the number of shares in the name of the debtor shareholder in the shareholders’ register to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after expenses.

When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which may not exceed three years from the date of such meeting, unless a stock option plan is approved, in which case the period to pay for the shares under such plan may be up to five years), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes the Board not to do so (by two thirds of the voting shares), in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively collected.

As of December 31, 2019, our subscribed and fully paid capital totaled Ch$ 553 billion and consisted of 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

With the exception of capital increases needed to carry out a merger, Chilean law requires Chilean publicly held stock corporations to grant shareholders preemptive rights to purchase a sufficient number of shares, or any other securities convertible into shares or that confer future rights over shares, to maintain their existing ownership percentage of such company whenever such company issues new shares, or any other securities convertible into shares or that confer future rights over shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30‑day period. The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata based on the number of shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period. The preemptive rights offering and the start of the 30‑day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper used for notifications of shareholders’ meetings. During such 30‑day period, and for an additional period of at least 30 days immediately following the initial 30‑day period, if any, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms that are more favorable than those offered to their shareholders. At the end of the second 30‑day period, a Chilean publicly held stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided they are sold on one of the Chilean Stock Exchanges.

Shareholders’ Meetings and Voting Rights

A  GSM must be held within the first four months following the end of our fiscal year. Our last GSM was held on April 28, 2020. An ESM may be summoned by the Board of Directors when deemed appropriate, an ESM or GSM, as the case may be, must be summoned when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the CMF. Our last ESM was held on April 26, 2019. To convene a GSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, the CMF and the Chilean Stock Exchanges.

The GSM is held on the day stated in the notice and should remain in session until having exhausted all the matters stated in the notice. However, once constituted, upon the proposal of the chairman or shareholders representing at least 10% of the shares with voting rights, the majority of the shareholders present may agree to suspend it and to continue it within the same day and place, with no new constitution of the meeting or qualification of powers being necessary, recorded in one set of minutes. Only those shareholders who were present or represented may attend the recommencement of the meeting with voting rights.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. This second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting, unless a higher majority is required, as described below.

Regardless of the quorum present, the vote required to adopt any of the following actions is at least two-thirds of the outstanding shares with voting rights at an ESM called to approve these matters:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Corporations Law, a merger or split-up of the company;
•	an amendment to the term of duration or early dissolution of the company;
•	a change in the company’s domicile;
•	a decrease of corporate capital;
•	an approval of capital contributions in kind and non-monetary assessments;
•	a modification of the authority reserved to shareholders or limitations on the Board of Directors;
•	a reduction in the number of members of the Board of Directors;
•

a disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan that contemplates the disposition of assets in an amount greater that such percentage;

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

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation and its subsidiaries within the 15‑day period before its scheduled shareholders’ meetings. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, indicating how to obtain complete copies of the documents that support the matters submitted for voting, which must also be made available to shareholders on our website. In the case of a GSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.enelgeneracion.cl.

The Chilean Corporations Law provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Corporations Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing at least 10% of the shares issued with voting rights may:

•

make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The Board will include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30 days after its ending; or

•

make comments and proposals on matters that the Board submits for the knowledge or voting of the shareholders. The Board must include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10 days prior to the date of dispatch of the information by the company.

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

Similarly, the Chilean Corporations Law provides that whenever the Board of Directors of a publicly held stock corporation convenes a GSM or an ESM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning at least 10% of the shares with voting rights who request that such comments and proposals be so included.

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

There are no limitations imposed by Chilean law or our bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the Depositary, currently Banco Santander-Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to request instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs, may, in some situations, be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Corporations Law, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all publicly held stock corporations must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the GSM.

For any dividend in excess of 30% of net income, a publicly held stock corporation may grant an option to its shareholders to receive those dividends in cash, or in shares issued by such publicly held stock corporation or in shares of publicly held corporations owned by such company. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends, which are declared but not paid within the appropriate time period set forth in the Chilean Corporations Law (30 days after declaration for minimum dividends, and the date set for payment at the time of declaration for additional dividends) are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer fire department.

In the event of our liquidation, the shareholders would participate in the assets available in proportion to the number of paid-in shares held by them, after payment to all creditors.

Approval of Financial Statements

The Board of Directors is required to submit our consolidated financial statements to the shareholders annually for their approval. If the shareholders at the shareholders’ meeting reject the financial statements by a vote of a majority of shares present (in person or by proxy), the Board of Directors must submit new financial statements no later than 60 days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period. Our shareholders have never rejected the financial statements presented by the Board of Directors.

Change of Control

The Capital Markets Law establishes a comprehensive regulation related to tender offers. The law defines a tender offer as the offer to purchase shares of companies which publicly offer their shares or convertible securities and which offer is made to shareholders to purchase their shares under conditions that allow the bidder to reach a certain percentage of ownership of the company within a fixed period. These provisions apply to both voluntary and hostile tender offers.

Acquisition of Shares

No provision in our bylaws discriminates against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. Additionally, our bylaws do not establish any ownership limit applicable to any shareholder.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporations Law provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. In order to exercise such withdrawal rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the Deposit Agreement. In case of a bankruptcy proceeding, the withdrawal right arising from an adopted resolution is suspended until the existing debt has been paid.

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

The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the 60-trading-day period between the ninetieth and the thirtieth trading day before the shareholders’ meeting giving rise to the withdrawal right. If the CMF determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose is equal to the company’s equity attributable to the parent company, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last consolidated statement of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

Article 126 of the Chilean Corporations Regulation establishes that in cases where the right to withdraw arises, the company shall be obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it. Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting. A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw arise. In the case of publicly held companies, such information shall be communicated by a prominent notice in a newspaper with a wide national circulation and on its website, plus a written communication addressed to the shareholders with rights at the address they have registered with the company. The notice of the shareholders’ meeting that to vote on a matter that could give rise to withdrawal rights should mention this circumstance.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Corporations Law;

•	the merger of the company with another company;

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

•

issue of guarantees for third parties’ liabilities that exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient and will not give rise to the right to withdraw);

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

C.    Material Contracts.

None.

D.    Exchange Controls.

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile.

a)    Foreign Investments Contracts and Chapter XXVI

In connection with our initial public offering of ADSs in 1994, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank of Chile and the Depositary, pursuant to Article 47 of the Central

Bank Law and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to ADSs could be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments needed to be remitted through the Formal Exchange Market.

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

The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued internationally, subject to the reporting requirements set forth in Chapter XIV of the Compendium.

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

Under the cash basis regime (or partially-integrated regime), a company pays CIT on its annual income tax result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the CIT paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the accrued income basis regime). However, in those cases where tax treaties between Chile and the jurisdiction of the shareholder’s residence are signed prior to January 1, 2019 (even if not yet in effect), the CIT is fully creditable against the 35% withholding tax. This is the case with the tax treaty signed between Chile and the United States, which was signed prior to this date, but which is not in effect as of the date of this Report. In the case of treaties signed prior to January 1, 2019, but not ratified as of December 31, 2021, the shareholder may apply 100% of the CIT as a credit if a dividend distribution is made before December 31, 2021, on a transitional basis. Under the Chilean Tax Law in force at the date of this Report, the transitional treatment of applying the full 100% of the CIT as a credit against withholding tax of the U.S. Holders in case of dividend distributions will terminate on December 31, 2021, if the tax treaty between the United States and Chile is not ratified by that date. In that particular case, effective January 1, 2022, only 65% of the CIT will be creditable against the 35% U.S. Holders’ tax. On the other hand, if a tax treaty with a foreign jurisdiction is ratified by December 31, 2021, shareholders from that particular jurisdiction can continue to apply 100% of the CIT as a credit beyond such date.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean CIT rate of 27% (the CIT rate for 2018 for companies that elected the cash basis regime) and a distribution of 50% of the net income of the company distributable after payment of the Chilean CIT:

Line	Concept and calculation assumptions	Amount Tax treaty resident	Amount Non-tax treaty resident
1	Company taxable income (based on Line 1 = 100)	100.0	100.0
2	Chilean corporate income tax : 27% x Line 1	27.0	27.0
3	Net distributable income: Line 1—Line 2	73.0	73.0
4	Dividend distributed (50% of net distributable income): 50% of Line 3	36.5	36.5
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	17.5	17.5
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	13.5	13.5
7	CIT partial restitution (Line 6 x 35%)(1)	—	4.7
8	Net withholding tax: Line 5 - Line 6 + Line 7	4.0	8.7
9	Net dividend received: Line 4 - Line 8	32.5	27.8
10	Effective dividend withholding rate : Line 8 / Line 4	11.0	23.9

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

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in stock markets. Although there are certain restrictions, in general terms, the law provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a “sufficient stock market liquidity” status in the Chilean Stock Exchanges; (ii) the sale must be conducted in a Chilean Stock Exchange authorized by the CMF, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law or as the consequence of a contribution to a fund as regulated in Section 109 of the Chilean Income Tax Law; (iii) the shares which are being sold must have been acquired on a Chilean Stock Exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible publicly offered securities, or due to the redemption of a fund’s quota as regulated in Section 109 of the Chilean Income Tax Law; and (iv) the shares must have been acquired after April 19, 2001. For purposes of considering the ADS’s as convertible publicly offered securities, they should be registered in the Chilean foreign securities registry (unless expressly excluded from such registry by the CMF).

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

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “― Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile.  The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances.  For instance, it does not describe all the tax consequences that may be relevant to:

•certain financial institutions;

•insurance companies;

•dealers and traders in securities who use a mark-to-market method of tax accounting;

•persons holding shares or ADSs as part of a “straddle” integrated transaction or similar transaction;

•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•partnerships or other entities classified as partnerships for U.S. federal income tax purposes or partners in such partnerships;

•persons liable for the alternative minimum tax;

•tax-exempt organizations;

•persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

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

You will be a “U.S. Holder” for purposes of this discussion if you become a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

•a citizen or individual resident of the United States; or

•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Foreign Tax Credits

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you may be eligible to claim a credit against your U.S. tax liability for Chilean income taxes (or taxes imposed in lieu of an income tax) imposed in connection with distributions on and proceeds from the sale or other disposition of our shares or ADSs. Chilean dividend withholding taxes generally are expected to be income taxes eligible for the foreign tax credit. The Chilean capital gains tax is likely to be treated as an income tax (or a tax paid in lieu of an income tax) and thus eligible for the foreign tax credit; however, you generally may claim a foreign tax credit only after taking into account any available opportunity to reduce the Chilean capital gains tax, such as the reduction for the credit for Chilean corporate income tax that is taken into account when calculating Chilean withholding tax. If a Chilean tax is imposed on the sale or disposition of our shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against its U.S. federal income tax liability. If a Chilean tax is not treated as an income tax (or a tax paid in lieu of an income tax) for U.S. federal income tax purposes, a U.S. Holder would be unable to claim a foreign tax credit for any such Chilean tax withheld; however, a U.S. Holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. In addition, instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such Chilean taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the U.S. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions, involves the application of complex rules that depend on such U.S. Holders' particular circumstances. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

We were not a “passive foreign investment company” or PFIC for U.S. federal income tax purposes for our 2019 taxable year and we do not anticipate being a PFIC for our 2020 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any current, prior or future taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply (see “— Taxation of Distributions” above). U.S. Holders should consult their tax advisors regarding the consequences to them if we were to become a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

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

Medicare Contribution Tax

A U.S. Holder that is an individual or estate, or a trust that does not meet certain requirements for an exemption, is subject to a tax of 3.8% on its “net investment income.” Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions. A U.S. Holder should consult the holder’s own tax advisor regarding the applicability of the “net investment income” tax in respect of such beneficial owner’s particular circumstances.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks arising from volatility in commodity prices, interest rates and foreign exchange rates that affect the generation business in Chile.

Commodity Price Risk

In our electricity generation business segment, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. These contracts generally have provisions that allow us to purchase natural gas with a pricing formula that combines Henry Hub natural gas and Brent diesel oil at market prices prevailing at the time of purchase.

In order to reduce risk under extreme drought conditions, Enel Generation has designed a commercial policy that aligns sale commitment levels with the capacity of its generating facilities during a dry year by including risk mitigation clauses with unregulated clients in some contracts. In the case of regulated clients subject to long-term tender processes, indexed polynomials are determined to reduce commodity exposure.

Considering the operating conditions faced in  the electricity generation market in Chile, drought, and the volatility of commodity prices in international markets, we are constantly evaluating whether it would be in our best interests to engage in hedging to mitigate the impact of price changes on profits.

As of December 31, 2019, we held the following swaps: 1,412 kTon of Coal API2 to be settled in 2020; 1,059 kBbl of Brent oil to be settled in 2020; and 4.79 TBtu of Henry Hub gas to be settled in 2020.

As of December 31, 2018, we held swaps for 432 kTon of Coal API2 to be settled in 2019, 994 kBbl of Brent oil to be settled in 2019, 225 kTon of BCI7 to be settled in 2019, and 0.2 TBtu of Henry Hub gas to be settled in 2019.

Depending on the operating conditions that are constantly updated, these hedging measures may be modified or included in other commodities.

We are continually analyzing strategies to hedge commodity price risk, including transferring commodity price variations to customers’ contract prices, and permanently adjusting commodity indexed price formulas for new PPAs according to our exposure, or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future, we may consider using price-sensitive instruments.

Interest Rate and Foreign Currency Risk

As of December 31, 2019, the carrying values according to maturity and the corresponding fair value of our interest-bearing debt are detailed below. Values do not include derivatives. The rates in the table below are the result of the weighted average of the effective interest rates of each obligation, including expenses associated with financing and withholding taxes on interest payments related to financing obtained outside the country of domicile of each company

	Expected maturity date
For the year ended December 31,	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value (2)
	(in billions of Ch$) (1)
Fixed Rate
Ch$/UF	207	60	60	59	59	596	1,042	1,042
Weighted-average interest rate	1.7%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	—
US$	2,486	2,648	2,820	5,312	299,496	237,408	550,171	670,186
Weighted-average interest rate	6.5%	6.5%	6.5%	6.5%	4.4%	8.2%	6.1%	—
Total fixed rate	2,693	2,708	2,880	5,372	299,555	238,004	551,213	671,228
Weighted-average interest rate	6.1%	6.4%	6.4%	6.4%	4.4%	8.1%	6.1%	—
Variable Rate
Ch$/UF	31,625	31,625	31,625	31,625	31,625	153,594	311,718	421,668
Weighted-average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%	7.8%	7.8%	—
US$	—	—	—	—	—	—	—	—
Weighted-average interest rate	—	—	—	—	—	—	—	—
Total variable rate	31,625	31,625	31,625	31,625	31,625	153,594	311,718	421,668
Weighted-average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%	7.8%	7.8%	—
Total	34,318	34,333	34,505	36,996	331,180	391,599	862,931	1,092,895

(1)Calculated based on the Observed Exchange Rate as of December 31, 2019, which was Ch$ 748.74 per US$ 1.00.

(2)As of December 31, 2019, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2018, the carrying values according to maturity and the corresponding fair value of our interest-bearing debt are detailed below. Values do not include derivatives. The rates in the table below are the result of the weighted average of the effective interest rates of each obligation, including expenses associated with financing and withholding taxes on interest payments related to financing obtained outside the country of domicile of each company

	Expected maturity date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value (2)
	(in billions of Ch$) (1)
Fixed Rate
Ch$/UF	—	—	—	—	—	—	—	—
Weighted-average interest rate	—	—	—	—	—	—	—	—
US$	2,166	2,307	2,457	2,617	4,929	498,204	512,680	578,162
Weighted-average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	13.0%	12.9%	—
Total fixed rate	2,166	2,307	2,457	2,617	4,929	498,204	512,680	578,162
Weighted-average interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	13.0%	12.9%	—
Variable Rate	—	—	—	—	—	—	—	—
Ch$/UF	30,793	30,793	30,793	30,793	30,793	180,350	334,318	405,181
Weighted-average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	—
US$	—	—	—	—	—	—	—	—
Weighted-average interest rate	—	—	—	—	—	—	—	—
Total variable rate	30,793	30,793	30,793	30,793	30,793	180,350	334,318	405,181
Weighted-average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	—
Total	32,960	33,101	33,251	33,410	35,723	678,554	846,998	983,343

(1)Calculated based on the Observed Exchange Rate as of December 31, 2018, which was Ch$ 694.77 per US$ 1.00.

(2)Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Interest Rate Risk

Our policy aims to minimize the average cost of debt and reduce the volatility of our financial results. Depending on our estimates and the debt structure, we sometimes manage interest rate risk by using interest rate derivatives.

As of December 31, 2019, and 2018, 94% and 93%, respectively, of our total outstanding debt was denominated in fixed terms and 6% and 7% respectively was subject to variable interest rates. Because the exposure to variable interest rate risk was low, we did not engage in derivative hedging instruments.

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

As of December 31, 2019, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value (2)
	(in billions of Ch$) (1)
UF to US$	—	—	—	—	517,638	—	517,638	(9,530)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—

Total	—	—	—	—	517,638	—	517,638	(9,530)

(1)Calculated based on the Observed Exchange Rate as of December 31, 2019, which was Ch$ 748.74 per US$ 1.00.

(2)Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

As of December 31, 2018, the carrying values for financial accounting purposes and the corresponding fair value of the instruments that hedge the foreign exchange risk of our interest bearing debt were as follows:

	Expected Maturity Date
For the year ended December 31,	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value (2)
	(in billions of Ch$) (1)
UF to US$	534,547	—	—	—	—	—	534,547	(18,892)
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Ch$ to US$	—	—	—	—	—	—	—	—
Total	534,547	—	—	—	—	—	534,547	(18,892)

(1)Calculated based on the Observed Exchange Rate as of December 31, 2018, which was Ch$ 694.77 per US$ 1.00.

(2)Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(d)   Safe Harbor.

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

Item 12. Description of Securities Other Than Equity Securities

A.    Debt Securities.

Not applicable.

B.    Warrants and Rights.

Not applicable.

C.    Other Securities.

Not applicable.

D.    American Depositary Shares.

Depositary Fees and Charges

Our ADS program’s depositary is Citibank, N.A. The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for  withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders. The Depositary may generally refuse to provide the requested services until its fees for those services are paid. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees

(1) Issuance of ADS upon deposit of shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to US$ 5 per 100 ADSs (or fraction thereof) issued

(2) Delivery of deposited securities against surrender of ADS	Up to US$ 5 per 100 ADSs (or fraction thereof) surrendered

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5 per 100 ADSs (or fraction thereof) held

(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5 per 100 ADSs (or fraction thereof) held

(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., a spin-off of shares)	Up to US$5 per 100 ADSs (or fraction thereof) held

(6) Depositary services	Up to US$5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary

The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for  withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

(a) Disclosure Controls and Procedures

We conducted an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the year ended December 31, 2019.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2019. The assessment was based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”). Based on the assessment, our management has concluded that as of December 31, 2019, our internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2019. Their attestation report appears on page F-5.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.  Reserved

Item 16A.      Audit Committee Financial Expert

The Company currently does not have an audit committee or an audit committee financial expert.

Under Chilean law, a publicly held stock corporation is required to have at least one independent director and a Directors’ Committee if the company has a market capitalization of at least UF 1,500,000 (Ch$ 42.5 billion as of December 31, 2019) and at least 12.5% of its voting shares are held by shareholders who individually control or own less than 10% of such shares. We currently do not meet such criteria since minority investors account for only 6.4% of our voting shares. Therefore, we are not required to have an independent director and a Director’s Committee. Until April 26, 2019, our Directors Committee performed the functions of the Audit Committee, and the committee’s financial expert was Mr. Hernán Cheyre.

Item 16B.      Code of Ethics

Our standards of ethical conduct are mainly governed by means of the following five corporate rulings or policies: the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Human Rights Policy, the Manual for the Management of Information of Interest to the Market (the “Manual”) and the Diversity Policy.

The Manual, adopted by our Board of Directors, addresses the following issues: applicable standards and blackout periods regarding the information in connection with transactions of our securities or those of our affiliates, entered into by directors, management, principal executives, employees and other related parties; the existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the corporate governance rules described above, our Board approved the Code of Ethics, ZTAC Plan and Human Rights Policy. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters. The Human Rights Policy incorporates and adapts the general human rights principles championed by the United Nations into a corporate reality.

The Diversity Policy was approved by the Board of Directors on April 28, 2016. This policy defines the key principles required to spread a culture that focuses on diversity and is based on the respect and promotion of the principles of preventing arbitrary discrimination and encouraging equal opportunities and inclusion, which are fundamental values in the development of the Company’s activities. In this sense, the Company seeks to improve the work environment and make possible a better quality of life at work. The Company is committed to creating an inclusive work environment where workers can develop their potential and maximize their contribution.

A copy of these documents is available on our webpage at www.enelgeneracion.cl as well as upon request, free of charge, by writing or calling us at:

Enel Generación Chile S.A.

Investor Relations Department

Av. Santa Rosa 76, Piso 15

Comuna de Santiago, Santiago, Chile

(56-2) 2353-4400

During fiscal year 2019, there have been no amendments to any provisions of the documents described above. No waivers from any provisions of the Code of Ethics, the ZTAC Plan, or the Manual were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer, or any other senior financial officers of the Company in fiscal year 2019.

Item 16C.      Principal Accountant Fees and Services

The following table provides information on the aggregate fees for approved services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, by type of services for the periods indicated.

Services Rendered	2019	2018
	(in millions of Ch$)
Audit fees	541	571
Audit-related fees	5	4
Tax fees	—	—
All other fees	—	—
Total	546	575

All the fees disclosed under audit-related fees and all other fees were pre-approved by the Directors’ Committee pre-approval policies and procedures.

Directors’ Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the GSM. Similarly, the shareholders of our subsidiaries appoint their external auditors according to applicable law and regulation.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once the CFO has examined them, are submitted to the Directors’ Committee for its final consideration.

Item 16D.         Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.         Change in Registrant’s Certifying Accountant

On March 30, 2020, the Board of Directors resolved to propose to the Company’s shareholders a change in the Company’s independent registered public accounting firm at the annual General Shareholders’ Meeting held on April 28, 2020. On April 28, 2020, the shareholders approved the Board’s proposal to appoint Mazars Auditores Consultores

SpA (“Mazars”) as the new independent registered public accounting firm for the Company. KPMG Auditores Consultores SpA. (“KPMG”) had served as the independent registered public accounting firm for the Company for the 2008 through 2019 fiscal years, in each case pursuant to the terms of an annual engagement letter. On April 28, 2020, KPMG was notified by the Company that shareholders had approved appointment of another independent registered public accounting firm for the 2020 fiscal year and that KPMG was dismissed from its engagement by the Company effective immediately.

The audit reports of KPMG on the Company’s consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2019 and 2018, and the subsequent interim period through April 28, 2020, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of such disagreements in connection with its reports on the Company’s consolidated financial statements for such periods.

During the Company’s two most recent fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through April 28, 2020, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided KPMG with a copy of the disclosure in Item 16F of this Form 20-F prior to its filing with the SEC. The Company requested KPMG to furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F. A copy of KPMG’s letter is filed as Exhibit 15.1 to this Form 20-F.

No later than June 30, 2020, the Company’s Board of Directors will engage Mazars as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements and internal control over financial reporting for the fiscal year ending December 31, 2020.

During the Company’s two most recent fiscal years and any subsequent interim period prior to the date of this Report, neither the Company nor anyone acting on its behalf has consulted Mazars on any of the matters or events set forth in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F.

Item 16G.        Corporate Governance

Not applicable

Item 16H.        Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not Applicable.

Item 18.  Financial Statements

Enel Generación Chile S.A. and Subsidiary

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.   Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enel Generación Chile S.A.
2.1	Description of securities registered under section 12 of the securities exchange act of 1934.
8.1	List of Principal Subsidiaries as of December 31, 2019.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
15.1	Letter dated April 28, 2020 of KPMG Auditores Consultores SPA. as required by Item 16F of Form 20-F.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Enel Generation Chile.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENEL GENERACION CHILE S.A.

By:	/s/ Michele Siciliano
Name:	Michele Siciliano
Title:	Chief Executive Officer

Date: April 28, 2020

Enel Generación Chile S.A. and its Subsidiary

Consolidated Financial Statements as of December 31, 2019 and 2018 and the years ended December 31, 2019, 2018 and 2017.

Ch$	Chilean pesos
US$	U. S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

   Enel Generación Chile S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enel Generación Chile S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2020, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition of energy provided and not invoiced at the balance sheet date

As described in Notes 3-(p) and 26 to the 2019 consolidated financial statements, revenue from sales to clients includes an estimate of the energy provided and not invoiced at the balance sheet date which amounted to ThCh$225,606,369. This estimate is made by Management based on complex calculations of volume and price of energy, which can include both, financial and non-financial data from multiple sources and, vary depending on the specific terms of contracts and current regulation. In addition, the local regulator has established specific terms of billing and collection for regulated clients, which causes a lag and implies judgment to determine a financial and accounting impact.

We identified the revenue recognition of energy provided and not invoiced as a critical audit matter because of the significant auditor effort required to assess the complexity of the non-standardized terms of contracts and regulations and the nature and source of the inputs used in the calculation of the price formulas established in contracts and regulations.

The primary procedures performed to address this critical audit matter included the following:

•

We evaluated and tested management's process and controls over revenue recognition, including those associated to the evaluation of the methodology and price used for estimation of unbilled sales to clients;

•

We compared the amount of energy consumed by and provided to clients at the end of the year, versus the actual revenue or external data provided by the local regulator, as applicable, for a sample of unbilled revenue from sales to clients;

•

We reassessed a sample of the price used to calculate the unbilled sales to clients subject to tariff regulation based on; current client contracts and decrees issued by the local regulator and, external factors such as; US Dollar rate, inflation rate and, trade prices of gas, oil and coal;

•

We also involved professionals with specialized skills and knowledge to assess the determination of the discount rate, taking as reference publicly available data, which is used to discount the cash flows related to regulated clients.

/s/ KPMG
KPMG Auditores Consultores SPA

We have served as the Company’s auditor since 2008.

Santiago, Chile
April 28, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

   Enel Generación Chile S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Enel Generación Chile S.A. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of  comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG
KPMG Auditores Consultores SPA

We have served as the Company’s auditor since 2008.

Santiago, Chile
April 28, 2020

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In thousands of Chilean pesos – ThCh$)

		12-31-2019	12-31-2018
	Note	ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	13,487,584	151,989,905
Other current financial assets	8	163,975	38,564,527
Other current non-financial assets	9	7,588,980	10,838,242
Trade and other current receivables	10	209,178,012	239,425,507
Current accounts receivable from related parties	11	288,344,589	135,105,117
Inventories	12	29,674,090	43,770,781
Current tax assets	13	42,647,814	52,773,274
TOTAL CURRENT ASSETS		591,085,044	672,467,353

NON-CURRENT ASSETS
Other non-current financial assets	8	7,189,429	2,362,570
Other non-current non-financial assets	9	14,845,654	12,545,299
Trade and other non-current receivables	10	82,929,822	1,156,638
Non-current accounts receivable from related parties	11	80,339,778	—
Investments accounted for using the equity method	14	7,911,342	12,826,892
Intangible assets other than goodwill, net	15	30,393,637	23,910,977
Goodwill	16	24,860,356	24,860,356
Property, plant and equipment, net	17	2,747,643,715	2,919,097,994
TOTAL NON-CURRENT ASSETS		2,996,113,733	2,996,760,726
TOTAL ASSETS		3,587,198,777	3,669,228,079

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In thousands of Chilean pesos – ThCh$)

		12-31-2019	12-31-2018
	Note	ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	19	96,335,567	125,350,544
Trade and other current payables	22	227,887,342	275,331,618
Current accounts payable to related parties	11	137,867,183	152,932,289
Other current liabilities	23	3,619,734	5,182,867
Current tax liabilities	13	17,662,740	12,541,174
Provisions for employee benefits, current	21	—	—
Other current non-financial liabilities	9	4,811,150	22,542,716
TOTAL CURRENT LIABILITIES		488,183,716	593,881,208

NON-CURRENT LIABILITIES
Other non-current financial liabilities	19	829,976,921	799,813,225
Other non-current payables	22	2	450,421
Non-current accounts payables to related parties	11	2,497,660	—
Other long-term provisions	23	143,448,085	79,493,801
Deferred tax liabilities	18	130,094,726	183,487,402
Non-current provisions for employee benefits	24.2	19,143,273	14,610,975
TOTAL NON-CURRENT LIABILITIES		1,125,160,667	1,077,855,824
TOTAL LIABILITIES		1,613,344,383	1,671,737,032
EQUITY
Issued capital	25	552,777,321	552,777,321
Retained earnings		1,552,064,328	1,509,995,045
Share premium	25	85,511,492	85,511,492
Other reserves	25	(226,577,889)	(177,763,273)
Equity attributable to Shareholders of the Parent Company		1,963,775,252	1,970,520,585
Non-controlling interests	25	10,079,142	26,970,462
TOTAL EQUITY		1,973,854,394	1,997,491,047
TOTAL LIABILITIES AND EQUITY		3,587,198,777	3,669,228,079

      ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Chilean pesos – ThCh$)

STATEMENTS OF COMPREHENSIVE INCOME		12-31-2019	12-31-2018	12-31-2017
Profit (loss)	Note	ThCh$	ThCh$	ThCh$
Revenues	26	1,494,119,513	1,481,554,138	1,599,032,140
Other operating income	26	144,254,921	39,500,045	35,904,948
Revenues and Other Operating Income from continuing operations		1,638,374,434	1,521,054,183	1,634,937,088
Raw materials and consumables used	27	(834,936,802)	(809,974,152)	(903,978,006)
Contribution Margin from continuing operations		803,437,632	711,080,031	730,959,082

Other work performed by the entity and capitalized	17.4.b	4,673,011	7,449,013	7,226,484
Employee benefits expense	28	(49,731,269)	(53,800,538)	(54,222,470)
Depreciation and amortization expense	29	(107,456,139)	(117,765,263)	(117,337,553)
Impairment loss recognized in the period’s profit or loss	29	(280,020,263)	—	—
Reversals of losses on impairment on financial assets under IFRS 9	29	(1,347,346)	(100,900)	55,494
Other expenses	30	(88,636,766)	(82,478,947)	(102,821,020)
Operating Income from continuing operations		280,918,860	464,383,396	463,860,017

Other gains (losses), net	31	1,681,178	3,434,503	113,088,869
Financial income	32	9,420,340	5,778,242	5,273,672
Financial costs	32	(65,711,082)	(48,189,495)	(50,851,829)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	14	545,640	3,281,453	(2,696,904)
Foreign currency exchange differences	32	3,085,739	(3,055,807)	8,822,301
Gains (losses) from indexed assets and liabilities, net (*)	32	(5,157,076)	(2,480,291)	145,608
Income before taxes		224,783,599	423,152,001	537,641,734
Income tax expense, continuing operations	33	(23,457,536)	(104,946,765)	(112,099,519)
NET INCOME		201,326,063	318,205,236	425,542,215

NET PROFIT FOR THE YEAR		201,326,063	318,205,236	425,542,215

Net profit for the year attributable to
Shareholders of the parent company		196,343,162	309,029,455	418,453,814
Non-controlling interests	25.7	4,982,901	9,175,781	7,088,401
NET INCOME		201,326,063	318,205,236	425,542,215

Basic earnings per share
Basic earnings per share from continuing operations	Ch$ / share	23.94	37.68	51.02
Total Basic earnings per share	Ch$ / share	23.94	37.68	51.02
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$ / share	23.94	37.68	51.02
Total Diluted earnings per share	Ch$ / share	23.94	37.68	51.02
Weighted average number of shares of common stock	Thousands	8,201,754.58	8,201,754.58	8,201,754.58

      ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

Consolidated Statements of Comprehensive Income, by Nature

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Chilean pesos – ThCh$)

		12-31-2019	12-31-2018	12-31-2017
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	ThCh$	ThCh$	ThCh$
Net Profit for the Year		201,326,063	318,205,236	425,542,215
Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes
Remeasurement gains (losses) from defined benefit plans	18/ 24.2	(3,646,705)	(325,252)	251,976
Other comprehensive income (loss) that will not be reclassified subsequently to profit or loss		(3,646,705)	(325,252)	251,976
Components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
(Losses) Foreign currency translation differences	18	(4,310,498)	(5,522,334)	(3,690,798)
(Losses) gains on other financial assets measured at fair value through OCI	18	(4)	(15)	8
(Losses) gains from cash flow hedges	18	(78,822,761)	(157,077,145)	73,333,487
Reclassification adjustments in cash flow hedges transferred to profit or loss	18	11,930,158	18,227,145	23,976,029
Other comprehensive loss that will be reclassified subsequently to profit or loss		(71,203,105)	(144,372,349)	93,618,726
Total other comprehensive income (loss), before income taxes		(74,849,810)	(144,697,601)	93,870,702
Income taxes related to components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss
Income tax/(benefit) related to defined benefit plans	18	984,610	87,818	(68,034)
Income tax related to components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss		984,610	87,818	(68,034)
Income taxes related to components of other comprehensive income (loss) that will be reclassified subsequently to profit or loss, before income taxes
Income tax related to cash flow hedge		18,061,004	37,616,791	(26,139,149)
Income tax related to available-for-sale financial assets	18	1	4	(2)
Income taxes related to components of comprehensive income (losses) that will be reclassified subsequently to profit or loss		18,061,005	37,616,795	(26,139,151)

Total Other Comprehensive Income (Loss)		(55,804,195)	(106,992,988)	67,663,517
TOTAL COMPREHENSIVE INCOME		145,521,868	211,212,248	493,205,732

Comprehensive income (loss) attributable to
Shareholders of the parent company		140,538,967	202,172,256	486,205,094
Non-controlling interests		4,982,901	9,039,992	7,000,638
TOTAL COMPREHENSIVE INCOME		145,521,868	211,212,248	493,205,732

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Chilean pesos – ThCh$)

			Changes in other reserves
								Other
					Reserve for	Reserve for Gains		Reserves
			Reserve for		Gains and	and Losses on		related to			Equity
			Exchange		Losses for	Remeasuring		assets held for			Attributable to
			Differences	Reserve for	Defined	Available-	Other	sale and			Shareholders
	Issued	Issuance	in	Cash Flow	Benefit	for-Sale	Miscellaneous	disposal	Total Other	Retained	of the Parent	Non-controlling
	Capital	Premium	Translation	Hedges	Plans	Financial Assets	Reserves	groups	Reserves	Earnings	Company	Interests	Total Equity
Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2019	552,777,321	85,511,492	7,221,971	(153,562,242)	—	(1,038)	(31,421,964)	—	(177,763,273)	1,509,995,045	1,970,520,585	26,970,462	1,997,491,047
Total Changes in equity
Net income	—	—	—	—	—	—	—	—	—	196,343,162	196,343,162	4,982,901	201,326,063
Other comprehensive income	—	—	(4,310,498)	(48,831,600)	(2,662,094)	(3)	—	—	(55,804,195)	—	(55,804,195)		(55,804,195)
Comprehensive income	—	—	—	—	—	—	—	—	—	—	140,538,967	4,982,901	145,521,868
Dividends	—	—	—	—	—	—	—	—	—	(151,611,785)	(151,611,785)	(8,707,849)	(160,319,634)
Increase (decrease) from other changes	—	—	—	—	2,662,094	—	4,327,485	—	6,989,579	(2,662,094)	4,327,485	(13,166,372)	(8,838,887)
Total changes in equity	—	—	(4,310,498)	(48,831,600)	—	(3)	4,327,485	—	(48,814,616)	42,069,283	(6,745,333)	(16,891,320)	(23,636,653)

Balance as of December 31, 2019	552,777,321	85,511,492	2,911,473	(202,393,842)	—	(1,041)	(27,094,479)	—	(226,577,889)	1,552,064,328	1,963,775,252	10,079,142	1,973,854,394

			Changes in other reserves
								Other
					Reserve for	Reserve for Gains		Reserves
			Reserve for		Gains and	and Losses on		related to			Equity
			Exchange		Losses for	Remeasuring		assets held for			Attributable to
			Differences	Reserve for	Defined	Available-	Other	sale and			Shareholders
	Issued	Issuance	in	Cash Flow	Benefit	for-Sale	Miscellaneous	disposal	Total Other	Retained	of the Parent	Non-controlling
	Capital	Premium	Translation	Hedges	Plans	Financial Assets	Reserves	groups	Reserves	Earnings	Company	Interests	Total Equity
Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2018	552,777,321	85,511,492	12,608,918	(52,329,034)	—	(1,027)	(35,068,098)	—	(74,789,241)	1,398,018,155	1,961,517,727	27,496,226	1,989,013,953
Increase (decrease) from changes in accounting policies (1)	—	—	—	—	—	—	—	—	—	506,760	506,760	16,427	523,187
Initial Balance Re-expressed	552,777,321	85,511,492	12,608,918	(52,329,034)	—	(1,027)	(35,068,098)	—	(74,789,241)	1,398,524,915	1,962,024,487	27,512,653	1,989,537,140
Total Changes in equity
Net income	—	—	—	—	—	—	—	—	—	309,029,455	309,029,455	9,175,781	318,205,236
Other comprehensive income	—	—	(5,386,947)	(101,233,208)	(237,033)	(11)	—	—	(106,857,199)	—	(106,857,199)	(135,789)	(106,992,988)
Comprehensive income	—	—	—	—	—	—	—	—	—	—	202,172,256	9,039,992	211,212,248
Dividends	—	—	—	—	—	—	—	—	—	(197,322,292)	(197,322,292)	(9,680,615)	(207,002,907)
Increase (decrease) from other changes	—	—	—	—	237,033	—	3,646,134	—	3,883,167	(237,033)	3,646,134	98,433	3,744,567
Total changes in equity	—	—	(5,386,947)	(101,233,208)	—	(11)	3,646,134	—	(102,974,032)	111,470,130	8,496,098	(542,191)	7,953,907

Balance as of December 31, 2018	552,777,321	85,511,492	7,221,971	(153,562,242)	—	(1,038)	(31,421,964)	—	(177,763,273)	1,509,995,045	1,970,520,585	26,970,462	1,997,491,047

(1)	Considers a charge to retained earnings for ThCh$141,284 by IFRS 9.

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Chilean pesos – ThCh$)

			Changes in Other Reserves
								Other
					Reserve for	Reserve for Gains		Reserves
			Reserve for		Gains and	and Losses on		related to			Equity
			Exchange		Losses for	Remeasuring		assets held for			Attributable to
			Differences	Reserve for	Defined	Available-	Other	sale and			Shareholders
	Issued	Issuance	in	Cash Flow	Benefit	for-Sale	Miscellaneous	disposal	Total Other	Retained	of the Parent	Non-controlling
	Capital	Premium	Translation	Hedges	Plans	Financial Assets	Reserves	groups	Reserves	Earnings	Company	Interests	Total Equity
Statements of Changes in Equity	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2017	552,777,321	85,511,492	16,210,841	(123,499,401)	—	(1,033)	(32,188,067)	2,722,113	(136,755,547)	1,199,429,221	1,700,962,487	28,797,762	1,729,760,249
Changes in equity
Net income	—	—	—	—	—	—	—	—	—	418,453,814	418,453,814	7,088,401	425,542,215
Other comprehensive income	—	—	(3,601,923)	71,170,367	182,830	6			67,751,280	—	67,751,280	(87,763)	67,663,517
Comprehensive income	—	—	—	—	—	—	—	—	—	—	486,205,094	7,000,638	493,205,732
Dividends	—	—	—	—	—	—	—	—	—	(220,047,710)	(220,047,710)	(8,302,174)	(228,349,884)
Increase (decrease) from other changes		—	—	—	(182,830)	—	(2,880,031)	(2,722,113)	(5,784,974)	182,830	(5,602,144)	—	(5,602,144)
Total changes in equity	—	—	(3,601,923)	71,170,367	—	6	(2,880,031)	(2,722,113)	61,966,306	198,588,934	260,555,240	(1,301,536)	259,253,704

Balance as of December 31, 2017	552,777,321	85,511,492	12,608,918	(52,329,034)	—	(1,027)	(35,068,098)	—	(74,789,241)	1,398,018,155	1,961,517,727	27,496,226	1,989,013,953

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

Consolidated Statements of Cash Flow, Direct

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Chilean pesos – ThCh$)

		12-31-2019	12-31-2018	12-31-2017
Statement of Direct Cash Flow	Note	ThCh$	ThCh$	ThCh$
Cash flows from operating activities

Types of collection from operating activities
Collections from the sale of goods and services		1,907,162,467	1,907,020,342	2,096,113,174
Collections from premiums and services, annual payments, and other benefits from policies held		30,030,403	8,229,203	6,808,382
Other collections from operating activities		25,646	267,291	12,096,424
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,176,591,034)	(1,189,827,156)	(1,302,502,517)
Payments to and on behalf of employees		(46,732,879)	(53,181,080)	(57,204,085)
Payments on premiums and services, annual payments, and other obligations from policies held		(15,920,948)	(13,217,306)	(14,551,177)
Other payments for operating activities		(88,789,440)	(97,141,445)	(93,435,079)

Cash generated from operating activities
Income taxes paid		(40,137,353)	(96,375,125)	(157,951,053)
Other outflows of cash		(440,091)	(501,449)	(1,206,687)
Net cash provided by operating activities		568,606,771	465,273,275	488,167,382

Cash flows from investment activities
Cash flow used in the purchase of non-controlling interests		(14,644,158)	—	—
Other collections from the sale of equity or debt instruments belonging to other entities	5	—	—	115,582,806
Other payments to acquire stakes in joint ventures		—	—	(1,943,100)
Loans and funds transferred to related parties	11.c	(198,751,027)	(83,414,780)	(6,639,995)
Proceeds from the sale of property, plant and equipment		872,988	4,640,835	4,274,470
Purchases of property, plant and equipment		(192,933,291)	(222,327,048)	(206,775,663)
Purchases of intangible assets		(9,812,097)	—	—
Payments from future, forward, option and swap contracts		(3,853,080)	(1,210,213)	(7,808,837)
Collections from future, forward, option and swap contracts		2,737,887	352,734	835,105
Collections of loans and funds transferred from related parties	11.c	14,255,818	68,622,702	6,639,996
Dividends received		6,455,840	1,527,254	879,884
Interest received		3,096,168	3,635,059	3,087,687
Other inflows (outflows) of cash		(32,031)	48,423	-
Net cash used in investing activities		(392,606,983)	(228,125,034)	(91,867,647)

Cash flows from financing activities
Loans from related parties		2,187,473	69,204,437	31,680,253
Payments on borrowings		(31,300,902)	(5,654,112)	(5,534,482)
Payments on financial lease liabilities		(2,350,680)	(1,889,685)	(2,592,237)
Repayments of loans from related parties		(2,018,232)	(66,540,959)	(31,680,253)
Dividends paid		(194,752,293)	(239,385,950)	(244,539,407)
Interest paid		(52,433,690)	(47,195,320)	(44,320,298)
Interest paid to Banks	7.c	(46,134)	(22,681)	(169)
Interest paid on placements	7.c	(44,927,734)	(42,860,557)	(43,514,578)
Interest paid – other	7.c	(641,557)	(739,070)	—
Interest paid to related parties	7.c	(1,012,443)	(76,123)	(805,551)
Interest paid on derivatives	7.c	(5,805,822)	(3,496,889)	—
Other outflows of cash	7.c	(33,701,181)	(478,035)	(4,848,787)
Net cash used in financing activities		(314,369,505)	(291,939,624)	(301,835,211)
Net (decrease) increase in cash and cash equivalents before the effect of exchange rate changes		(138,369,717)	(54,791,383)	94,464,524
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(132,604)	(4,245,853)	2,076,138
Net (decrease) increase in cash and cash equivalents		(138,502,321)	(59,037,236)	96,540,662
Cash and cash equivalents at the beginning of the year	7	151,989,905	211,027,141	114,486,479
Cash and cash equivalents at the end of the year	7	13,487,584	151,989,905	211,027,141

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENEL GENERACIÓN CHILE S.A. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands of Chilean pesos – ThCh$)

1.    THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Generación Chile S.A (hereinafter “Enel Generación Chile”, the “Parent Company” or the “Company”) and its subsidiary comprise the Enel Generación Chile Group (hereinafter the “Group”).

Enel Generación Chile S.A. is a publicly traded corporation with a registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of  the Financial Market Commission of Chile (Comisión para el Mercado Financiero, “CMF” ) under number 114. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter the “SEC”  ). The Company’s shares have been listed on the New York Stock Exchange in the period between 1994 to December 31, 2018, date in which the Company requested before the SEC the delisting of the issued securities. As of this date, December 31,2018 the American Depositary Shares issued by Enel Generación Chile ceased trading on the NYSE.

Enel Generación Chile S.A. is a subsidiary of Enel Chile S.A. (”Enel Chile”) a company which, in turn, is a subsidiary Enel S.p.A. (hereinafter “Enel”).

The Company was initially incorporated by a public deed dated December 1, 1943 under the name Empresa Nacional de Electricidad S.A. The Treasury Department’s Supreme Decree No. 97 of January 3, 1944 authorized the incorporation of the Company and approved its by-laws. The Company changed its name to Enel Generación Chile S.A. effective October 4, 2016, the date its by-laws were amended in connection with the corporate reorganization of the Group during that year. For tax purposes, the Company operates under Chilean tax identification number 91.081.000‑6.

As of December 31, 2019 the Group had 710 employees. During the year ended December 31, 2019, the Group averaged a total of 705 employees (see Note 35).

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

1.1   Enel Group Proposed Corporate Reorganization

The Company’s Board of Directors at its Extraordinary Session held on September 1, 2017, unanimously resolved to initiate all work and steps necessary to analyze the corporate reorganization proposed by our parent Enel Chile, in the terms applicable to Enel Generación Chile.

Enel Chile’s proposal consisted of a corporate reorganization within Ene (the “Reorganization”), which is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America S.A. (“EGPL”) through a merger with Enel Chile. EGPL was a subsidiary of Enel, actually controlled by Enel Green Power SpA.

The proposal also implies that the merger is contingent on the success of a public tender offer (“Tender Offer”) to be carried out by Enel Chile for all of the shares of its subsidiary Enel Generación Chile held by non-controlling interests.

The Reorganization involved two principal phases, each of which is conditional on the implementation of the other, as follows:

(i)    Public tender offer

Enel Chile launched “Tender Offer” for all of the shares of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer consideration was paid in cash, subject to the condition that tendering Enel Generación Chile shareholders agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

The effectiveness of the Tender Offer was conditioned on satisfaction or waiver by the following:

-	The tender in the Tender Offer of a total number of shares that would enable Enel Chile to increase its ownership interest in Enel Generación Chile to more than 75% from then current 60%;

-

The approval at the Extraordinary Shareholders' Meeting of Enel Generación Chile of a modification of the company's bylaws that eliminates the limit of concentration of share ownership in the Company, which did not allow a single shareholder to own more than 65% of the issued capital of the Company as stated in Title XII of DL 3,500;

-

Enel Chile had available for issuance in the Tender Offer the necessary number of newly issued Enel Chile Shares following the expiration of the preemptive right period in the related capital increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

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

(ii)    Merger

Once the Tender Offer was declared successful, EGPL merged into Enel Chile (the “Merger.”) which was subject to approval by Enel Chile shareholders and the unanimous written consent of the shareholders of EGPL. Consequently, the renewable assets held by EGPL was integrated into Enel Chile.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Generación Chile, fulfilling one of the conditions precedent to the Tender Offer, approved the amendment of the Company’s bylaws to eliminate the limitations and restrictions established in Section XII of Decree No. 3.500.

On March 25, 2018, the amendments to Enel Chile's by-laws were approved to reflect the agreements related to the Merger, capital increase and expansion of Enel Chile's corporate purpose, among other provisions. The Tender Offer took place between February 16 and March 22, 2018; Enel Chile preemptive rights shares were subscribed between February 15 and March 16, 2018 in the capital increase; and the reorganization of renewable assets (including the Merger) was completed and became effective as of April 2, 2018 and resulted in an increase of Enel Chile's ownership in Enel Generación Chile from 59.98% to 93.55% and the merger of Enel Chile with EGPL effective as from this date.

2.    BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1    Accounting principles

The consolidated financial statements as of December 31, 2019 of the Group, approved for issuance by the Company’s Board of Directors at its meeting held on April 28, 2020, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements reflect faithfully the financial position of Enel Generación Chile and its subsidiaries at December 31, 2019 and 2018, and the results of their operations, changes in their equity and their cash flows for the year ended December 31, 2019, 2018, and 2017 and corresponding notes.

These consolidated financial statements present the figures for 2017 of the consolidated statement of comprehensive income, statement of consolidated cash flows, statement of changes in consolidated equity, and their corresponding notes.

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except when, in accordance with IFRS, those assets and liabilities that are measured at a fair value.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the Company and the presentation currency of the Group. Foreign operations are incorporated in accordance with the accounting policies stated in Notes 2.7.3 and 3.m.

2.2    New accounting pronouncements

a)     The following accounting  pronouncements have been adopted by the Group effective as of January 1, 2019:

i. New Standards and Interpretations

New Standards and Interpretations	Mandatory Effective Date

IFRS 16: Leases
Annual periods beginning on or after January 1, 2019

IFRIC 23 Uncertainty over Income Tax Treatments.
Annual periods beginning on or after January 1, 2019

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17 Leases and its interpretations, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC‑15 Operating Leases—Incentives and SIC‑27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard became effective on January 1, 2019.

IFRS 16 is based on the concept of control in determining whether a contract is, or contains, a lease. In relation to the accounting treatment for a lessee and a lessor, the new standard states the following:

i.

Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee recognizes on the statement of financial position a right of- use asset and a lease liability for the future lease payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability for leases. The standard provides two voluntary recognition exceptions for low-value asset leases and short-term leases (equal to or less then 12 months).

ii.

Lessor accounting:IFRS 16 does not change substantially from the model established for IAS 17. The lessor must classify leases as operating or financial leases under the same principles as the previous standard.

The implementation of IFRS 16 by the Group required the application of judgment and assumptions, which are summarized as follows:

-

Analysis of the lease contracts within the scope of the standard. This analysis included not only the contracts in which the Group’s companies act as a lessee, but also the contracts for the rendering of services and the contracts in which the Group companies act as a lessor.

-

Estimate of the lease terms.This is based on the non-cancellable period and the periods covered by the renewal options, the exercise of which is in the power of Enel Generación Chile and is considered reasonably certain.

-

Estimate of the discount rate to calculate the present value of the lease payments. This is equal to the lesse’s incremental borrowing rate when the interest rate implicit in the lease cannot be easily determined. For the transition, in the calculation of the effects as of January 1, 2019, the Group used the lesse’s incremental borrowing rate, defined as the interest rate that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a value similar to the right-of-use asset in a similar economic environment.

The Group elected to apply to use certain exemptions from application of the standard, relating to lease contracts with a maturity of less than 12 months or that have underlying assets of low individual value, such as the lease of certain office equipment (personal computers, printers and photocopiers). See Notes 3.e and 17.4.

For the transition of the new standard, the Group applied the following practical expedients:

-

Not to re-evaluate if a contract is, or contains, a lease. Instead, the Group applied the standard to contracts that were previously identified as leases by applying IAS 17 and IFRIC 4. Therefore, the Group did not apply the standard to contracts that were not previously identified as containing a lease.

-

Apply the standard retrospectively with the cumulative effect of the initial application. This means not restating comparative periods and presenting the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings as of January 1, 2019.

-

Recognize right-of-use assets on the initial date of application for an amount equal to the lease liabilities, adjusted by the amount of any advance or accumulated lease payments recognized in the statement of financial position immediately before the initial date of application.

The new standard imposed by IFRS 16 has an impact on all Group entities that have lease contracts. The main issues that arise are those related to the lease of land, buildings and automobiles. As a result of the change in the accounting model for lessees, the Group recorded an increase in current and non-current liabilities for a total  of ThCh$1,458,988 as of January 1, 2019, for the recognition of lease, liabilities and an increase in non-current assets for the same amount, as a result of the recognition of the right of- use assets in such contracts. It should be noted that the application of the standard did not result in any effect being recognized in the opening balance of retained earnings as of January 1, 2019. For further information see Notes 17.4 and 19.

The weighted average of the incremental borrowing rate used to record lease liabilities as of January 1, 2019, was 3.08%.

The reconciliation between the total amount of the minimum future payments under operating lease agreements according to IAS 17 and the finance lease liability recorded as of January 1, 2019, is as follows:

ThCh$
Minimum future payments of operating leases as of 12.31.2018	1,895,863
Effect of the discount at the Incremental borrowing rate	(436,875)
Lease Liabilities	1,458,988

During the year ended December 31, 2019, the Group recognized an increase of ThCh$18,633 in financial expenses associated with the new lease liabilities and an increase of ThCh$99,232 in depreciation associated with the right of- use assets.

•	IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 to clarify the application of recognition and measurement requirements in IAS 12, Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 specifically addresses the following: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.

Uncertainty over income tax treatments can affect both current and deferred taxes. Recognizing the effects of uncertainty depends on whether the tax authority is likely or not to accept an uncertain tax treatment, assuming that the tax authority will examine the amounts that it is entitled to examine and has full knowledge of all the related information.

IFRIC 23 became effective on January 1, 2019. The application of IFRIC 23 did not  have a material impact on the Group’s  consolidated financial statements.

ii.	Amendments and Improvements

Amendments and Improvements	Mandatory Effective Date
Amendment to IFRS 9: Prepayment Features with Negative Compensation	Annual periods beginning on or after January 1, 2019
Amendment to IAS 28: Long-term interests in Associates and Joint Ventures	Annual periods beginning on or after January 1, 2019
Annual Improvements to IFRS 2015 -2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).	Annual periods beginning on or after January 1, 2019.
Amendment to IAS 19: Plan Amendment, Curtailment or Settlement	Annual periods beginning on or after January 1, 2019

•	Amendments to IFRS 9: Prepayment Features with Negative Compensation

This amendment was issued on October 12, 2017, and amends the existing requirements in IFRS 9 Financial Instruments regarding termination rights in order to allow measurement of financial assets at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation prepayments.

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through profit or loss in other comprehensive income, provided that the contractual cash flows are only principal and interest payments on the outstanding principal and the instrument is carried out within the business model for that classification. The amendments to IFRS 9 are intended to clarify that a financial asset meets the criterion of  “only principal payments plus interest”, regardless of the event or circumstance that causes the early termination of the contract or of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments to IFRS 9 should be applied when the prepayment is close to the unpaid amounts of principal and interest in such a way that it reflects the change in the benchmark interest rate. This implies that prepayments at fair value or for an amount that includes the fair value of the cost to terminate an associated hedging instrument will normally meet the criterion of only principal payments plus interest, only if other elements of the change in fair value, such as the effects of credit risk or liquidity, are minimal.

The application of this amendment, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures

This amendment clarifies that IFRS 9 is applicable to an entity's long-term interests in an associate or joint venture to which the equity method is not applied. This clarification is relevant because it implies that the expected credit loss model, described in IFRS 9, applies to these long-term interests.

The application of this amendment, as of January 1, 2019, did not have an impact on the Group’s consolidated financial statements.

•	Annual Improvements to IFRS: 2015 - 2017 Cycle (IFRS 3, IFRS 11, IAS 12 and IAS 23).

The improvements to IFRS 3 Business Combinations and IFRS 11 Joint Arrangements: clarify the accounting for increases in ownership interest in a joint operation that meets the definition of a business. If a party maintains (or obtains) joint control, the previously held ownership interest is not remeasured. If a party obtains control, the transaction is a business combination in stages and the acquiring party remeasures the previously held ownership interest in the assets and liabilities of a joint operation, at fair value.

The improvements to  IAS 12 Income Taxes clarifies that the income tax on dividends is linked more directly to past transactions or events that generated distributable profits than to distributions to shareholders. Therefore, an entity recognizes income tax on dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or past events.

The improvements to IAS 23 Borrowing Costs clarifies that loans that were specifically intended to finance qualifying assets become part of the entity’s general loan pool  for the purpose of calculating the capitalization rate when substantially all of the activities necessary to prepare the asset for its intended use or sale are complete.

The application of these improvements, as of January 1, 2019 did not have a material impact on the Group’s consolidated financial statements.

•	Amendment to IAS 19: Plan Amendment, Curtailment or Settlement

The amendment to IAS 19 Employee Benefits, issued in February 2018, addresses the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendment specifies that an entity is required to determine the current service cost and net interest for the remainder of the annual period using the actuarial assumptions used to remeasure the benefit liability (asset) and plan assets of the plan after the plan amendment, curtailment or settlement.

The amendment to IAS 19 also clarifies that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in net interest, is recognized in other comprehensive income.

This clarification provides that entities might have to recognize a past service cost, or a gain or loss on settlement, that reduces a surplus that was not recognized before.  Changes in the effect of the asset ceiling are not netted against such amounts.

The amendment to IAS 19 applies to a plan amendment, curtailment or settlement that occurred  on or after January 1, 2019.  The Group did not have any of those events during the year ended December 31,2019.

b) Accounting pronouncements with application effective as of January 1, 2020 and thereafter:

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application is not yet mandatorily effective:

i.	New Standards and Interpretations

Amendments and Improvements	Mandatory Effective Date
Conceptual Framework (Revised)	Annual periods beginning on or after January 1, 2020
Amendments to IFRS 3: Definition of a Business	Annual periods beginning on or after January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material or Materiality	Annual periods beginning on or after January 1, 2020
Amendments to IFRS 9 and IAS 39 and IFRS 7: Interest Rate Benchmark Reform.	Annual periods beginning on or after January 1, 2020

•	Conceptual Framework (Revised).

The IASB issued the Conceptual Framework (Revised) in March 2018. It incorporates some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important matters. Revisions to the Conceptual Framework may affect the application of IFRS when no standard applies to a particular transaction or event.

The IASB has also issued a separate accompanying document, “Amendments to References to the Conceptual Framework in IFRS Standards”, which establishes amendments to affected IFRSs in order to update references to the new Conceptual Framework.

The revised Conceptual Framework and the Amendments to the References to the Conceptual Framework in IFRS Standards take effect on January 1, 2020. Early application is allowed if all the changes made are adopted at the same time. Management estimates that the application of the revised Conceptual Framework will not generate significant impacts on the Group's consolidated financial statements.

•	Amendment to IFRS 3: Definition of a Business.

IFRS 3 Business Combinations was amended by the IASB in October 2018, to clarify the definition of business, in order to help entities to determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset. To be considered as a business, an acquired integrated set of activities and assets must include, at least, an input and a substantive process that together contribute significantly to the ability to create output.

The amendment also adds guidance and illustrative examples to assess whether a substantial process has been acquired and introduces an optional fair value concentration test.

The amendment is applicable prospectively to business combinations and acquisitions of assets, the acquisition date of which is on or after January 1, 2020. Earlier application is permitted.

•	Amendments to IAS 1 and IAS 8: Definition of Material or Materiality.

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

The amendments will be applicable prospectively for annual periods beginning on or after January 1, 2020. Earlier application is permitted.

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform.

On September 26, 2019, the IASB issued amendments to IFRS 9 Financial Instruments IAS 39 Financial Instruments: Recognition and Measurement, and IFRS 7 Financial Instruments: Disclosures, in response to the reform that gradually eliminates benchmark interest rates, such as interbank offer rates (IBORs). The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR).

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Application of the reliefs is mandatory. The first three reliefs provide for:

• The assessment of whether a forecast transaction (or component thereof) is highly probable

• Assessing when to reclassify the amount in the cash flow hedge reserve to profit and loss

• The assessment of the economic relationship between the hedged item and the hedging instrument

For each of these reliefs, it is assumed that the benchmark on which the hedged cash flows are based (whether or not contractually specified) and/or, for relief three, the benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of IBOR reform.

A fourth relief provides that, for a benchmark component of interest rate risk that is affected by IBOR reform, the requirement that the risk component is separately identifiable need be met only at the inception of the hedging relationship. Where hedging instruments and hedged items may be added to or removed from an open portfolio in a continuous hedging strategy, the separately identifiable requirement need only be met when hedged items are initially designated within the hedging relationship.

The reliefs continue indefinitely in the absence of any of the  events described in the amendments. When an entity designates  a group of items as the hedged item, the requirements for when  the reliefs cease are applied separately to each individual item  within the designated group of items.

The amendments also introduce specific disclosure requirements  for hedging relationships to which the reliefs are applied.

The amendments are applicable for annual periods beginning on or after January 1, 2020. Earlier application is permitted. Management is evaluating the potential impact of the application of these amendments on the consolidated financial statements of the Group.

2.3    Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards, have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by the Group’s Management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized.

The most important areas where critical judgment was required are:

-	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.d).
-	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.g).
-	Application of the revenue recognition model in accordance with IFRS 15 (see Note 3.p).

The estimates refer basically to:

-	The valuations performed to determine the existence of impairment losses in non-financial assets and goodwill (see Note 3.d).
-	The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.l.1 and 24).
-	The useful lives of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).
-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.f and 19).
-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, that allow for estimation of electricity system settlements that occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 4.2).
-	The interpretation of new regulations related to the Electric Sector, whose ultimate economic effects will be determined by the resolutions of the relevant agencies (see Notes 4 and 10).
-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).
-	Future disbursements for closure of facilities and restoration of land, as well as associated discount rates to be used (see Note 3.a).
-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and other estimates that have been used as the basis for recording the various income tax-related balances in these consolidated financial statements (see Note 3.o).

-	The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.
-	Determination of expected credit losses on financial assets (see Note 3.f.3).
-	Determination of the lease term of contracts with renewal options, as well as the rates to be used to discount lease payments (see Note 3.e.).

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

2.4    Subsidiaries

Subsidiaries are defined as those entities controlled either directly or indirectly by Enel Generación Chile. Control is exercised if and only if the following conditions are met: the Company has i) power over the subsidiary; ii) exposure, or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

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

2.5    Investments in associates

Associates are those entities over which Enel Generación Chile, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of currently exercisable voting rights or convertible rights at the end of each reporting period, including currently exercisable voting rights held by the Company or other entities. In general, significant influence is presumed to be those cases in which the Group has more than 20% of the voting power of the investee.

Associates are accounted for under equity method as described in Note 3.h.

Appendix 2 “Associates and Joint Ventures” to these consolidated financial statements, describes the relationship of the Company with each of these companies.

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

Depending on the rights and obligations of the participants, joint agreements are classified as:

-

Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are included in the consolidated financial statements using the equity method, as described in Note 3.h.

-

Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are included in the consolidated financial statements recognizing the interest in the contractually named assets and liabilities held in the joint operation. As of December 31, 2019, the Group does not have any joint arrangements that qualify as joint operations.

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

Appendix 2 “Associates and Joint Ventures” to these consolidated financial statements describes the relationship of the Company and each of these companies.

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

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.

At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, IFRSs allow valuation of the non-controlling interests in the acquiree on the date of acquisition: i) at fair value; or ii) for the proportional ownership of the identifiable net assets of the acquiree, with the latter being the methodology that the Group has systematically applied to its business combinations.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained about events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

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

3.	The financial statements of the companies operating in non- hyper-inflationary economies, with functional currencies other than the Chilean peso are translated as follows:
a.	For assets and liabilities the prevailing exchange rate on the closing date of the financial statements is used.
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

4.

The financial statements of the subsidiaries whose functional currency comes from hyper-inflationary economies, as is the case of the Argentine economy (see Note 6),  are  first adjusted for the inflation effect, and any gain or loss in the net monetary position is recognized in profit or loss; then all the items (assets, liabilities, equity items, expenses and revenue) are translated using the closing exchange rate corresponding to the closing date of the most recent statement of financial position

5.	Balances and transactions between consolidated companies have been fully eliminated in the consolidation process.
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

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in Net equity, as a charge or credit to Other reserves. The Group does not restate comparative periods in its financial statements for business combinations under common control.

3.    ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)    Property, plant and equipment

Property, plant and equipment are measured, with general character, at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 17.2.a).

-	Employee expenses directly related to construction in progress (see Note 17.2.b).
-

Future disbursements that the Group will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 23.b).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the year in which they are incurred.

The Group, based on the outcome of impairment testing performed as explained in Note 3.d, considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate, adjusted prospectively.

In addition, the Group recognizes right-of-use assets for leases relating to property, plant and equipment in accordance with the criteria established in Note 3.e.

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

Land is not depreciated since it has an indefinite useful life, unless it relates to a right of use asset in which case it is depreciated over the term of the lease.

An item of property, plant and equipment is derecognized when it is sold or otherwise disposed of, or when no future economic benefits are expected from its use, sale or other disposal.

Gains or losses that arise from the sale or disposal of items of Property, plant, and equipment are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales expenses from the amount received in the sale.

b)    Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and thus the goodwill determination as well, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date (see Note 2.7.1).

Goodwill arising from acquisition of companies with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, an impairment loss is immediately recognized in profit or loss (see Note 3.d).

c)    Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2019 and 2018, there are no significant intangible assets with an indefinite useful life.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from sales of intangible assets are recognized in profit or loss for the period and are determined as the difference between the sale value and the net book value of the asset.

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

Research costs are recorded as an expense in the consolidated statement of comprehensive income in the period in which they are incurred.

c.2) Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over four years. Certain easements and water rights have indefinite useful lives and, are therefore, not amortized.

d)    Impairment of non-financial assets

During the year, and principally at the end of each reporting period, the Group evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

The criteria used to identify the CGUs are based, in line with the strategic and operational vision of management, on the specific characteristics of the business, on the operating standards and regulations of the market in which the Group operates and on the corporate organization.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, at the level of each CGU, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGUs revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. As of December 31, 2019 future cash flows projections were extrapolated using the growth rate of 3.0%.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate. As of December 31, 2019, the Group applied the pre-tax discount rate of 10.7%, expressed in nominal terms.

The Company’s approach to allocate value to each key element used to project cash flows, considers:

•

Evolution of demand: the growth estimate has been calculated based on the projected increase of the Gross Domestic Product (GDP), in addition to other assumptions used by the Company regarding the evolution of consumption.

•

Energy purchase and sale prices: based on specifically developed internal projection models. The price of the planned “pool” is estimated by considering a series of determining factors, such as the various technologies’ costs and productions and electricity demand, among other items.

•

Regulatory measures: an important part of the Company’s business is regulated and subject to extensive standards, which could undergo revisions, either as a result of new laws or the amendment of existing ones, and therefore the projections include adequate application of the current standards and those that are currently in development, and those expected to be valid during the projected period.

•

Installed capacity: in the estimate of the Group’s installed capacity, the existing facilities are taken into account, as well as the plans for both increasing and closing down capacity. The investment plan is constantly updated based on the evolution of the business, quality of service regulations determined by the regulator and changes in the business development strategy adopted by Management. The necessary investments are taken into account to maintain the installed capacity in appropriate operating conditions.

•	Hydrology and NCRE: the projections are made from historical series of meteorological conditions and, based on them, an average year is projected.

•

Fuel costs: to estimate fuel costs, existing supply contracts are taken into account and long-term projections of oil, gas or coal prices are made, based on forward markets and available analyst estimates.

•

Fixed costs: they are projected considering the foreseen level of business, both in terms of the evolution of the workforce (considering salary raises in line with the CPI), and in term of other operating and maintenance costs, the level of projected inflation and long-term existing maintenance or other contracts.  The efficiencies that the Group is adopting over time are also considered, such as those that arise from the initiatives of digitalization of internal processes.

•

External sources are always considered to check  hypotheses related to the macroeconomic environment such as price developments, GDP growth, demand, inflation, interest rates and exchange rates, among others.

Past experience has demonstrated the reliability of the Company's projections, which allows the key assumptions to be based on historical information. During 2019 the deviations observed with respect to the expectations established in the projections used to conduct the impairment tests as of December 31, 2018 have not been significant and the cash flows generated in 2019 were similar to those expected for that year, with the exception of the effect of the agreement signed in June 2019 between Enel Generación Chile and the Ministry of Energy for the progressive withdrawal of generating units running on coal (see Note 17.5.1) and the effect of Law 21,185, approved in October 2019, which establishes the mechanism for stabilizing electricity prices for customers subject to rate regulation (see Notes 4 and 10).

If the recoverable amount of the CGU is less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income. The impairment is first allocated to the CGUs goodwill carrying amount, if any, and then to the other assets comprising it, prorated on the basis of the carrying amount of each one, limited to its fair value less costs of disposal, or its value in use, a negative amount may not be obtained.

Impairment losses recognized in prior periods for an asset other than goodwill are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount and crediting profit or loss, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset. In the case of goodwill, impairment losses are not reversed.

e)    Leases

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, assessing whether the agreement conveys the right to control the use of an identified asset for a period of time in exchange for consideration.  Control is considered to exist if the customer has i) the right to obtain substantially all the economic benefits arising from the use of an identified asset; and ii) the right to direct the use of the asset.

When the Group acts as lessee, at the commencement of the lease (i.e. on the date on which the underlying asset is available for use) it records a right-of-use asset and a lease liability in the statement of financial position.

The Group initially recognizes right-of-use assets at cost. The cost of right-of-use assets comprises: (i) the amount of the initial measurement of the lease liability; (ii) lease payments made until the commencement date less lease incentives received; (iii) initial direct costs incurred; and (iv) the estimate of decommissioning or restoration costs.

Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated impairment losses. A right-of-use asset is depreciated on the same terms as other similar depreciable assets if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If there is no such certainty, the asset is depreciated over the shorter of the asset’s useful life or the lease term.  The same criteria detailed in Note 3.d are applied to determine whether the right-of-use asset has become impaired.

The lease liability is initially measured at the present value of the lease payments, discounted at the company’s incremental lending rate, if the interest rate implicit in the lease cannot be readily determined. The lease payments included in the measurement of the liability comprise: (i) fixed payments, less any lease incentive receivable; (ii) variable lease payments that depend on an index or rate; (iii) residual value guarantees; (iv) purchase option exercise price if it is reasonably certain the Group will exercise that option; and (v) lease termination penalties, if any.

After the start date, the lease liability increases to reflect the accrual of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is remeasured if there is a change in the terms of the lease (changes in the lease term, in the amount of expected payments related to a residual value guarantee, in the evaluation of a purchase option or in an index or rate used to determine lease payments). Interest expense is recognized as finance cost and distributed over the years making up the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases of one year or less or leases of low value assets are exempted from the application of the recognition criteria described above, recording the payments associated with the lease as expense on a straight-line basis over the term of the lease.

When the Group acts as lessor, it classifies at the inception of the agreement the lease as operating or finance, based on the substance of the transaction. Leases in which all the risks and rewards inherent to the ownership to the underlying asset are substantially transferred are classified as finance leases. All other leases are classified as operating leases.

In the case of finance leases, at the inception date, the company recognizes in its statement of financial position the assets held under finance leases and presents them as an account receivable, equal in value to the net investment in the lease, calculated as the sum of the present value of the lease payments and the present value of any accrued residual value, discounted at the interest rate implicit in the lease. Subsequently, finance income is recognized over the term of the lease, based on a model that reflects a constant rate of return on the net financial investment made in the lease.

In the case of operating leases, lease payments are recognized as income on a straight-line basis over the lease term, unless some other systematic basis of allocation is more representative. The initial direct costs incurred in obtaining an operating lease are added to the book value of the underlying asset and are recognized as expense throughout the lease period, applying the same basis as for rental income.

f)    Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

f.1) Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.h and 14) and non-current assets and disposal groups held for sale or distribution to owners (see Note 3.j), into three categories.

i)

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

ii)

Financial Assets Recorded at Fair Value through Other Comprehensive Income: This category includes the financial assets that the meet the following conditions: (i) they are classified in a business model, the purpose of which is to maintain the financial assets both to collect the contractual cash flows and to sell them, and (ii) the contractual conditions comply with the SPPI criterion.

These investments are recognized in the consolidated statement of financial position at fair value when it is possible to determine reliably. In the case of holdings  in unlisted companies or companies with  low liquidity, it is usually not possible to determine the fair value reliably. Therefore, when this  circumstance occurs, such holdings are valued at their acquisition cost or for a lower amount if there is evidence of their impairment.

Changes in fair value, net of  their tax,  effect, are recorded in the consolidated statement of comprehensive income: Other comprehensive income, until such time as  the disposal of these financial assets takes place, at which time the accumulated amount in this section is fully posted in the results for the period, with the exception of investments in equity instruments where the accumulated other comprehensive balance is reclassified to retained earnings.

In the event that the fair value is lower than the acquisition cost, if there is objective evidence that the asset has suffered an impairment that cannot be considered as temporary, the difference is recorded directly in the losses for the period.

iii)

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

f.2) Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

f.3) Impairment of financial assets

Under IFRS 9, the Group applies an impairment model based on expected credit losses, based on the Group's past history, existing market conditions, and prospective estimates at the end of each reporting period. The new impairment model is applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income, except for investments in equity instruments.

The expected credit loss, determined considering Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), is the difference between all cash flows that are owed under the contract and all the cash flows that are expected to be received (that is, all cash deficiencies), discounted at the original effective interest rate.

To determine the expected credit losses the Group applies two separate approaches:

-

General approach: applied to financial assets other than trade accounts receivable, contractual assets or lease receivables. This approach is based on the evaluation of significant increases in the credit risk of financial assets, from the date of initial recognition. If on the date of issuance of the financial statements the credit risk has not increased significantly, the impairment losses are measured by reference to the expected credit losses in the next 12 months; If, on the contrary, the credit risk has increased significantly, the impairment is measured considering the expected credit losses throughout the lifetime of the asset.

In general, the measurement of expected credit losses under the general approach is performed on an individual basis.

-

Simplified approach: applied to trade receivables, contract assets and lease receivables. The impairment provision is always recognized by reference to the lifetime expected credit losses for the asset. This is the Group’s most commonly applied approach since trade receivables represent the main financial asset of Enel Generación Chile and its subsidiary.

For trade account receivables, contract assets and account receivables for leases, the Group mainly conducts an individual evaluation to determine the expected credit losses. Given the regulatory context and the type of business in which the Company operates, Management has considered that the accounts receivables are individually significant, and therefore applies an analytical approach to each of them. For the individual evaluation, the Probability of Default (PD) is obtained mainly from an external provider.

Based on the reference market and the regulatory context of the sector, as well as the recovery expectations after 90 days, for such accounts receivable, the Group mainly applies a predetermined definition of 180 days after the due date as “in default” to determine the expected credit losses, since this is considered an effective indicator of a significant increase in credit risk. Therefore, financial assets that are of more than 90 days old are generally not considered to be in default.

Based on specific evaluations of Management, the prospective adjustment can be applied considering qualitative and quantitative information to reflect possible future events and macroeconomic scenarios, which may affect the risk of the portfolio or the financial instrument.

f.4) Financial liabilities other than derivatives

Financial liabilities with general character are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest rate method (see Note 3.f.1).

Lease liabilities are initially measured at the present value of future lease payments, determined in accordance with the criteria described in Note 3.e.

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 21, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

f.5) Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value at the end of each reporting period as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities”. For derivatives on commodities, the positive fair value are recorded in “Trade and other receivables”, and negative fair values is recognized in “Trade and other payables”.

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

-

Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the consolidated statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

-

Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative loss or gain in this reserve is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income because of the hedged risk, offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge relationship are recognized directly in the consolidated statement of comprehensive income.

Hedge accounting is discontinued only when the hedging relationship (or a part of the relationship) fails to meet the required criteria, after making any rebalancing of the hedging relationship, if applicable. If it is not possible to continue the hedging relationship, including when the hedging instrument expires, is sold, settled or exercised, any gain or loss accumulated in equity at that date remains in equity until the projected transaction affects the statement of comprehensive income. When a projected transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately transferred to the income statement.

The Group does not apply hedge accounting to its foreing investments.

As a general rule, long-term commodity purchases or sales agreements are recognized in the consolidated statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

-

The sole purpose of the agreement is for its own use, which is understood as: (i) in the case of fuel purchase agreements such use is to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale is to the end-customers; and, (iii) in the case of electricity sales its sale is to the end-customers.

-	The Group’s future projections evidence the existence of these agreements for own use.
-

Past experience with agreements evidence that they are “own use” agreements, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues, they have been used for other purposes beyond the control and expectations of the Group.

-	The agreement does not stipulate net settlement and the parties have not made it a practice to net settle similar contracts in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell the Group’s own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the statement of comprehensive income.

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

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired. An exchange for a debt instrument with substantially different conditions, or a substantial modification in the current conditions of an existing financial liability (or a part thereof), is recorded as a cancellation of the original financial liability, and a new financial liability is recognized instead.

f.7) Offsetting financial assets and liabilities

The Group offsets financial assets and liabilities, and the net amount is presented in the statement of financial position only when:

-	there is a legally binding right to offset the recognized amounts; and
-	the Company intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

The right of offset may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all of the counterparties.

f.8) Financial guarantee contracts

The financial guarantee contracts, defined as the guarantees issued by the Group to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

-	The amount of the liability determined in accordance with the accounting policy described in Note 3.l; and
-	The amount of the asset initially recognized less, if appropriate,any accumulated amortization recognized in accordance with the revenue recognition policies described in Note 3.p.

g)    Measurement of fair value

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

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to perform the measurement, where it maximizes the use of relevant observable data and minimizes the use of unobservable data.

Given the hierarchy explained below, data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

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

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

-

For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset at its highest and best use;

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

-

For derivatives not traded on active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself; and

-

For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are shown in Note 21.

h)    Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with the Group plus any goodwill generated in acquiring the associate or joint venture. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from the associate or joint venture is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when there are indicators of impairment.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method”.

Appendix 2 “Associates and Joint Ventures” to these consolidated financial statements, describes the relationship of the Company with each of these companies.

i)    Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of inventories includes all costs of purchase and all necessary costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase.

j)    Non-current assets (or  disposal groups of assets) held for sale or distribution to owners and discontinued operations

Non-current assets including property, plant and equipment, intangible assets, investments accounted for using the equity method and joint ventures and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets) are classified as:

-	Held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use; or
-	Held for distribution to owners when the entity is committed to distribute the assets (or disposal groups) to the owners.

For the above classifications, the assets must be available for immediate sale or distribution in their present condition and its sale or distribution is highly probable. For a transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

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

Non-current assets held for sale and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups held for sale or for distribution to owners”, and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups held for sale or for distribution to owners”.

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale and:

-	represents a separate major lines of business or geographical area of operations;
-	is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
-	is a subsidiary acquired exclusively with a view to resale.

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

l)    Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

l.1) Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, related to defined benefit plans, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

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

m)    Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the year, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange losses, net” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recorded as “Foreign currency exchange losses, net” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its consolidated subsidiaries that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows affect profit or loss. This term has been estimated at ten years.

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

When the Group has any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non current liabilities.

o)    Income taxes

Income tax expense for the period is determined as the sum of current taxes from each of the Group’s subsidiaries and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when uncertainty about their tax realization exists, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as government grants.

At the end of each reporting period, the Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of this analysis.

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

The Group analyzes and takes into consideration all the relevant facts and circumstances for revenue recognition, applying the, five step of the model established by IFRS 15: 1) Identifying the contract with a customer; 2) Identifying the performance obligations; 3) Determining the transaction price; 4) Allocating the transaction price; and 5) Recognizing revenue.

The following are the criteria for revenue recognition by type of good or service provided by the Group:

•

Electricity supply (sale and transportation): Corresponds to a single performance obligation that transfers to the customer a number of different goods/services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits provided by the Company, it is considered a performance obligation satisfied  over time. In these cases, the Company applies an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

Revenue is recorded according to the physical deliveries of energy and power, at the prices established in the respective contracts, at the prices stipulated in the electricity market by the current regulations or at the marginal cost of energy and power, depending on whether free customers, regulated customers or energy trading in the spot market, are involved, respectively.

This revenue includes an estimate of the goods/services provided and not invoiced at the balance sheet date (see Note 2.3, Note 26  and Appendix 4.2).

•	Sale and Transportation of Gas: revenue is recognized over time, based on the actual physical deliveries of gas in the period of consumption, at the prices established in the respective contracts.
•

Other services: mainly the provision of supplementary services to the electricity business, construction of works and engineering and consulting services. Customers control committed assets as they are created or improved. Therefore, the Company recognizes this revenue over time based on the progress, measuring progress through output methods (performance completed to date, milestones reached, etc.), or resource methods (resources consumed, hours of labor spent, etc.), as appropriate in each case.

In contracts in which multiple committed goods and services are identified, the recognition criteria will be applied to each of the identifiable performance obligation of the transaction, based on the control transfer pattern of each good or service that is separate and an independent selling price allocated to each of them, or to two or more transactions jointly, when these are linked to contracts with customers that are negotiated with a single commercial purpose and the goods and services committed represent a single performance obligation and their selling prices are not independent

Enel Generación Chile, determines the existence of significant financing components in its contracts, adjusting the value of the consideration if applicable, to reflect the effects of the time value of money. However, the Group applies the practical solution provided by IFRS 15, and will not adjust the value of the consideration committed for the purpose of a significant financing component, if the Company expects, at the beginning of the contract, that the period between the payment and the transfer of goods or service to the customer is one year or less.

The Group excludes the gross revenue of economic benefits received when acting as an agent or broker on behalf of third parties from the revenue figure. The Group only records as revenue the payment or commission to which it expects to be entitled.

Given that the Company mainly recognizes revenue for the amount to which it has the right to invoice, it has decided to apply the practical disclosure solution provided in IFRS 15, through which it is not required to disclose the aggregate amount of the transaction price allocated to the obligations of performance not met (or partially not met) at the end of the reporting period.

In addition, the Group evaluates the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset, if their recovery is expected, and amortized in a manner consistent with the transfer of the related goods or services. As a practical solution, the incremental costs of obtaining a contract can be recognized as an expense, if the depreciation period of the asset that has been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer. As of December 31, 2019 and 2018, the Group has not incurred costs to obtain or fulfill a contract which meet the conditions for such capitalization. The costs incurred to gain a contract are substantially commission payments for sales that, although they are incremental costs, are related to short-term contracts or performance obligations that are met at a certain point; therefore, the Group has decided to recognize these costs as an expense when they occur.

Interest revenue (expenses) is (are) recorded considering the effective interest rate applicable to the principal with pending amortization, during the corresponding accrual period.

q)    Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

Basic earnings per share for continuing and discontinued operations are calculated by dividing net income from continuing and discontinued operations attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the year, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

Diluted earnings per share is calculated by dividing net income to shareholders of the Parent Company by the weighted-average number of ordinary shares outstanding during the period plus the weighted-average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares, if any.

r)    Dividends

Article No. 79 of the Chilean Corporations Law (Law No. 18,046) establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Group’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies”, as appropriate, and recognized in Equity.

Interim and final dividends are deducted from Equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

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

t)    Segmentation criteria

To identify the reporting operating segments, the Group considers how operating results are regularly presented for decision-making by Management and the aggregation criteria, according to the provisions of IFRS 8 Operating Segments.

Enel Generación Chile’s main business is the generation and sale of electricity. This business requires thermoelectric, hydroelectric and wind power plants, whose economic management and operating decision making is carried out as a single generation unit. The commercial policy is optimized by considering the portfolio of all the plants in order to maximize the variable margin and minimize business volatility (hydrology, demand, fuel prices, etc.) and therefore there is no allocation of contracts per plant.

The Group’s generating plants operate within Chilean the National Electric System, in which the generation of each of the generating units is defined by the National Electric Coordinator. On the other hand, consistent with its commercial policy, the Group submits bids to tenders for regulated supply, considering jointly all the generation assets in the country, with the contracts not being separable by generation unit. Therefore, geographical segmentation is not applicable.

As a result, for the purposes of applying IFRS 8, all of the businesses described above are defined as one single operating segment for the Company.

4.     SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS

1)    Regulatory framework

The electricity sector is regulated by the General Law of Electrical Services (Law No 20,018 the “Chilean Electricity Law”), also known as DFL No. 1 of 1982, of the Ministry of Mining – whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the “Electricity Law”) – as well as by an associated regulation (D.S. No. 327 issued in 1998).

The main authority in energy matters is the Ministry of Energy, which is responsible for proposing and driving public policies for energy matters, strengthening coordination and expediting a comprehensive look at the sector. It was born on February 1, 2010 as an autonomous agency, after years of being part of the Ministry of Mines.

Answering to the Ministry of Energy are the regulatory agency of the power sector (the National Energy Commission) and the auditing agency (Superintendency of Electricity and Fuels). The Ministry also has the Chilean Nuclear Energy Commission (CChEN), with the Agency of Energy Sustainability.

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

A power generation company may have the following types of customers:

(i)

Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These customers can freely negotiate prices for electrical supply with generators and/or distributors. Those customers with connected capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

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

The planning of the National and Zonal Transmission Systems corresponds to a regulated and centralized process, where the CISEN annually issues an expansion plan, which is published by the National Energy Commission to receive proposals from companies. The Expansion Plan Report can receive comments from participants and must be approved ultimately by the CNE.

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

Current regulations state that the income for transmission is the sum of the tariff revenues and the collection of charges for the use of the transmission systems. These charges are defined (CLP$ / kWh) by the CNE, on a half-yearly basis.

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

The tariffs setting for this segment are set every four years on the basis of a costs study in order to determine the distribution value added (VAD). VAD determination is based on an enterprise outline efficient model and concept of typical area.

On December 21, 2019, the Ministry of Energy published Law No. 21,194 (Short Law) that reduces the Profitability of Distribution Companies and improves the electricity distribution tariff process. As a result, the process for determining distribution tariffs in the 4-year period 2020-2024 incorporates the provisions of this Law.

For the process of determining VAD, the CNE classifies companies with similar distribution costs by groups named "typical areas". For each typical area, the CNE commissions studies by independent consultants to determine the associated costs with an efficient model company considering fixed costs, average energy and power losses and standard investment, maintenance and operating costs associated with the distribution, including some restrictions faced by distribution companies. The calculation of the annual investment costs considers the New Replacement Value (NRV) of the facilities adapted to the demand, their useful life and an update rate, calculated every four years by the National Energy Commission, which cannot be less than 6% or greater than 8% annually after tax.

Subsequently, tariffs are structured and the economic after tax rate of return is validated, and that rate cannot differ by more than two points upwards and three points downwards from the rate defined by the National Energy Commission.

Additionally, every four years a review of Services Associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff settings since the enactment of the General Electric Services Law in 1982.

2)    Regulatory Developments in 2019

Laws Published in 2019

Law No. 21,185, of the Ministry of Energy, published on November 2, 2019 sets up a Transitional Mechanism for the Stabilization of Electric Power Prices for Customers subject to Tariff Regulation. Through this Law, between July 1, 2019 and December 31, 2020, the prices to be transferred to regulated customers are the price levels defined for the first half of 2019 (Decree 20T / 2018) and will be called “ Stabilized Price to Regulated Client ”(PEC). Between January 1, 2021 and until the end of the stabilization mechanism, the prices will be those established half-yearly in accordance with article 158 of the Electricity Law, but may not exceed the PEC adjusted for the Consumer Price Index as of January 1, 2021 based on the same date (adjusted PEC). Any billing differences will generate an account receivable in favor of electricity generation companies with a limit of US 1,350 million until 2023. The balance must be recovered no later than December 31, 2027.

Law No. 21,194, of the Ministry of Energy, published on December 21, 2019, effective as of that same date reduces the profitability of Distribution Companies and improves the electricity distribution’s tariff process. Through this Law, the proportional application  of two thirds for the VAD study carried out by the National Energy Commission and one third for the VAD study carried out by the distribution companies is eliminated, and is replaced with a single study requested by the National Energy Commission. On the other hand, the rate for updating the calculation of annual investment costs is changed from the actual annual 10% to a rate calculated by the National Energy Commission every four years, which cannot be less than 6% or greater than 8% a year after tax. The distribution companies’ after-tax rate of return may not differ by more than two points upwards and three points downwards from the rate defined by the National Energy Commission. Additionally, as of January 2021, distribution companies must have a single line of business.

CNE 2019 Regulatory Plan

Under the Exempt Resolution No. 790 dated December 10, 2018, in accordance with the provisions of Article 72-19 of the General Electric Services Law, CNE published its Annual Work Plan for the preparation of the technical regulations for 2019. The document defines the general guidelines and the programmatic priorities of the CNE's Regulatory Work Plan 2019 and the pending regulatory procedures of the 2019 Plan, the preparation of which will continue being performed during 2019.

Regulations Published in 2019

Regulation of Supplementary Services. On March 27, 2019, the Ministry of Energy approved Decree No. 113/2017 which is the Supplementary Services Regulation referred to in article No. 72-7 of the General Law of Electric Services, but this Decree's effective date is January 1, 2020.

3)    Energy Tenders

Under the current law for energy tenders, three bidding processes have been carried out: Supply Bidding No. 2015/01, Supply Bidding No. 2015/02 and Supply Bidding No. 2017/01. In addition, the National Energy Commission reported the start of a fourth process called Supply Tender 2019/01.

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1.2 TWh (100%) per year at a weighted average price of US$79.3 per MWh.

Supply Bidding No. 2015/01 was launched in May 2015 and finalized in July 2016. The final outcome of the process resulted in five blocks awared for a total of 12.4 TWh/year (100%) to 84 companies at a weighted average price of US$47.6 per MWh, with new players being incorporated into the market.

The main award of Supply Bidding No. 2015/01 was Enel Generación Chile with 5.9 TWh per year, which represents a 47.6% of the total energy awarded.

Supply Bidding No. 2017/01 was launched in January 2017 and finalized in November 2017. The final outcome of the process resulted for a total of 2,200 TWh/year (100%) to 5 companies at a weighted average price of US$32.5 per MWh.

As in the previous process, the main successful bidder was Enel Generación Chile, which was awarded supply contracts of 1.2 TWh/year, representing 54% of the total awarded.

The 2019/01 Supply Tender process began in 2019, which contemplates a total amount of 5.8TWh /year to be included in the tender. The supply is to be awarded for the years 2026 to 2040. The deadline for submitting bids is May 27, 2020, as announced by the National Energy Commission.

5.    NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

Electrogas S.A.

On December 16, 2016, Enel Generación Chile signed a share purchase agreement with Aerio Chile SpA (hereinafter “Aerio Chile”), which is indirectly wholly-owned subsidiary of Redes Energeticas Nacionais, S.G.P.S. S.A. (“REN”). In accordance with the agreement Enel Generación Chile agreed to sell its entire ownership interest in Electrogas S.A., representing 42.5% of the issued capital of that company. The agreed price was US$180 million, which was paid on the transaction closing date.

The sale of this investment to Aerio Chile was subject to satisfaction of customary conditions precedent for this type of transactions, which includes, among others, the non-exercise by the other shareholders of Electrogas S.A. of the preferential acquisition rights, which they were entitled to in accordance with the terms and conditions established in the shareholders agreement.

The closing of the transaction and transfer of the investment occurred on February 7, 2017. The cash consideration received was ThCh$115,582,806 and was recognized a gain on sale before taxes of ThCh$105,311,912 (see Notes 7.c and 31).

Electrogas S.A. is a private corporation whose corporate purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities.

6.    ARGENTINA’S HYPERINFLATIONARY ECONOMY

Since July 2018 Argentina's economy is considered hyper-inflationary under the provisions of International Accounting Standard No. 29 - Financial Reporting in Hyperinflationary Economies.  A number of qualitative and quantitative criteria led to this qualification; chief among them is the cumulative inflation rate over three years exceeding 100%.

In accordance with the provisions of IAS 29, the financial statements of the Argentine branch owned by the Group have been retrospectively restated by applying a general price index to the historical cost, in order to reflect changes in the purchasing power of the Argentine currency as of the closing date of these financial statements.

Considering that the Group’s functional and presentation currency is not that of a hyper-inflationary economy, according to the guidelines of IAS 29, the restatement of comparative periods is not required in the Group's consolidated financial statements.

The general price indices used at the close of the reporting periods are as follows:

General price index (*)
Fron January 2015 to December 2017	82.52%
From January to December 2018	47.83%
From January to December 2019	53.64%

The following is, a summary of the effect in consolidated comprehensive income of Enel Generación Chile:

Hyperinflation results	12-31-2019	12-31-2018
	ThCh$	ThCh$
Intangible assets other than goodwill	203	180
Property, plant and equipment	1,132,453	1,035,084
Equity	(5,805,120)	(3,743,959)
Other Services Provision	(664,454)	(1,189,452)
Other Variable Provisioning and Services	431	21,503
Employee benefits expenses	166,715	143,148
Other Fixed Operating Expenses	127,226	147,975
Financial income	(367,059)	(268,511)
Financial costs	44,707	67,707
Total Hyperinflation (*)	(5,364,898)	(3,786,325)

(*) Corresponds to the financial effect from the application of IAS 29 "Financial Reporting in Hyperinflationary Economies", which arises from gain/loss on the net position of monetary assets and liabilities, as defined by IAS 29.  This profit or loss is determined by restating non-monetary assets and liabilities, as well as those income statement accounts that have not already been updated (see Note 32).

7.    CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2019 and 2018, is as follows:

	as of December 31,
	12-31-2019	12-31-2018
Cash and cash equivalents	ThCh$	ThCh$
Cash balances	—	7,372
Bank balances	9,382,509	25,684,852
Time deposits	4,105,075	5,778,935
Other fixed-income instruments	—	120,518,746
Total	13,487,584	151,989,905

Time deposits included in cash and cash equivalents represent interest-bearing time deposits with original maturity of less or equal to 90 days. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days. There are no restrictions of significant amounts of cash availability.

b)	The detail of cash and cash equivalents by currency is as follows:

		as of December 31,
		12-31-2019	12-31-2018
Detail of Cash and cash equivalents	Currency	ThCh$	ThCh$
Amount of cash and cash equivalents	Chilean peso	679,471	137,208,062
Amount of cash and cash equivalents	Argentine peso	7,096,519	6,057,793
Amount of cash and cash equivalents	U.S. dollar	5,191,174	8,670,454
Amount of cash and cash equivalents	Euros	520,420	53,596
Total	Total	13,487,584	151,989,905

c)	The detail of the sale of interests in associated companies for the years ended December 31, 2019, 2018 and 2017 is as follows.:

	12-31-2019	12-31-2018	31-12-2017
Loss of significant influence in Associate	ThCh$	ThCh$	ThCh$
Amounts received for the sale of Associates. (See Note 5)	—	—	115,582,806
Total	—	—	115,582,806

(*)See Note 5

d)	Reconciliation of liabilities arising from financing activities:

		Financing Cash Flows				Changes that do not represent cash flows
	Balance as of					Changes in fair	Foreign exchange		New financial		Balance as of
	01-01-2019	Coming	Used	Interest paid	Total	value	differences	Financial costs	Leases	Other changes	12-31-2019
Liabilities arising from financing activities	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	4	—	—	(46,134)	(46,134)	—	—	46,134	—	—	4
Unsecured obligations (*)	826,494,248	—	(31,300,902)	(44,927,734)	(76,228,636)	—	46,711,727	47,184,107	—	—	844,161,446
Finance leases (**)	14,476,450	—	(2,350,680)	(641,557)	(2,992,237)	—	1,023,312	642,158	1,160,141	—	14,309,824
Financial derivatives for hedging	45,655,586	—	(33,131,632)	(5,805,822)	(38,937,454)	34,142,298	(31,728,826)	398,636	—	—	9,530,240
Loans to related parties	2,376,570	2,187,473	(2,018,232)	(1,012,443)	(843,202)	—	—	374,235	—	(1,907,603)	—
Other obligations	—	—	(569,549)	—	(569,549)	—	—	569,549	—	—	—
Total	889,002,858	2,187,473	(69,370,995)	(52,433,690)	(119,617,212)	34,142,298	16,006,213	49,214,819	1,160,141	(1,907,603)	868,001,514

		Financing Cash Flows				Changes that do not represent cash flows
	Balance as of					Changes in fair	Foreign exchange		New financial		Balance as of
	01-01-2018	Coming	Used	Interest paid	Total	value	differences	Financial costs	Leases	Other changes	12-31-2018
Liabilities arising from financing activities	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	109	—	—	(22,681)	(22,681)	—	—	22,576	—	—	4
Unsecured obligations (*)	763,579,585	—	(5,654,112)	(42,860,557)	(48,514,669)	—	66,096,234	45,333,098	—	—	826,494,248
Finance leases (**)	14,608,915	—	(1,889,685)	(739,070)	(2,628,755)	—	1,757,220	739,070	—	—	14,476,450
Financial derivatives for hedging	(29,478,643)	—	—	(3,496,889)	(3,496,889)	48,389,489	34,349,104	3,569,025	—	(7,676,500)	45,655,586
Loans to related parties	985	69,204,437	(66,540,959)	(76,123)	2,587,355	—	—	543,601	—	(755,371)	2,376,570
Other obligations		—	(478,035)	—	(478,035)	—	—	478,035	—	—	—
Total	748,710,951	69,204,437	(74,562,791)	(47,195,320)	(52,553,674)	48,389,489	102,202,558	50,685,405	—	(8,431,871)	889,002,858

		Financing Cash Flows				Changes that do not represent cash flows
	Balance as of					Changes in fair	Foreign exchange		New financial		Balance as of
	01-01-2017	Coming	Used	Interest paid	Total	value	differences	Financial costs	Leases	Other changes	12-31-2018
Liabilities arising from financing activities	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	4,172	—	(4,156)	(169)	(4,325)	—	—	262	—	—	109
Unsecured obligations	802,306,161	—	(5,530,327)	(43,514,578)	(49,044,905)	—	(33,226,098)	43,544,427	—	—	763,579,585
Finance leases	17,749,647	—	(2,592,235)	—	(2,592,235)	—	(1,359,668)	811,171	—	—	14,608,915
Financial derivatives for hedging	23,640,893	—	(3,543,400)	—	(3,543,400)	(25,059,561)	(23,488,915)	3,473,938	—	(4,501,598)	(29,478,643)
Loans to related parties	39,211	31,680,253	(31,680,253)	(805,551)	(805,551)	—	—	767,325	—	—	985
Other obligations	—	—	(1,305,388)	—	(1,305,388)	—	—	1,305,388	—	—	—
Total	843,740,084	31,680,253	(44,655,759)	(44,320,298)	(57,295,804)	(25,059,561)	(58,074,681)	49,902,511	—	(4,501,598)	748,710,951

(*) See Note 19.1

(**) See Note 19.3

8.    OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2019 and 2018 is as follows:

	Current		Non-Current
Other Financial Assets	12-31-2019	12-31-2018	12-31-2019	12-31-2018
	ThCh$	ThCh$	ThCh$	ThCh$
Hedging derivatives (*)	—	38,169,894	4,862,949	—
Non- hedging derivatives	—	41,022	—	36,086
Financial assets measured at amortized cost	36,121	84,580	—	—
Financial assets at fair value with changes in other comprehensive income	127,854	269,031	2,326,480	2,326,484
Total	163,975	38,564,527	7,189,429	2,362,570

(*)See Note 21.2.a.

9.    OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a.	Other non-financial assets

Details of other non-financial assets as of December 31, 2019 and 2018 are as follows:

	Current		Non-current
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
Other Financial Assets	ThCh$	ThCh$	ThCh$	ThCh$
VAT Tax Credit and Other Taxes	6,522,885	7,780,245	—	—
Prepaid expenses	532,370	657,534	—	—
Deposits in guarantee	—	—	1,379,970	1,379,970
Deferred (prepaid) water rights	—	—	7,670,114	5,763,496
Spare parts with consumption schedule over 12 months	—	—	5,773,991	4,324,153
Other	533,725	2,400,463	21,579	1,077,680
Total	7,588,980	10,838,242	14,845,654	12,545,299

b.	Other non-financial liabilities

Details of other non-financial liabilities as of December 31, 2019 and 2018 are as follows:

	Currrent		Non-Current
Other current non-financial liabilities	12-31-2019	12-31-2018	12-31-2019	12-31-2018
	ThCh$	ThCh$	ThCh$	ThCh$
VAT Dedit Tax and Other Taxes	4,811,150	22,542,716	—	—
Total	4,811,150	22,542,716	—	—

10.    TRADE AND OTHER RECEIVABLES

a.	The detail of trade and other receivables as of December 31, 2019 and 2018 is as follows:

	Balance as of
	12-31-2019		12-31-2018
Trade and Other Receivables, Gross	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	212,078,614	82,929,822	240,978,763	1,156,638
Trade receivables, gross	197,724,077	81,617,823	205,542,774	21,255
Other receivables, gross	14,354,537	1,311,999	35,435,989	1,135,383

	Balance as of
	12-31-2019		12-31-2018
Trade and Other Receivables, Net	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	209,178,012	82,929,822	239,425,507	1,156,638
Trade receivables, net	194,823,475	81,617,823	203,989,518	21,255
Other receivables, net (1)	14,354,537	1,311,999	35,435,989	1,135,383

(1) The detail of accounts receivable is as follow:

	Balance as of
	12/31/2019		12/31/2018
Other receivables, net (1)	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivable from personnel	3,176,270	1,302,531	3,244,516	1,135,383
Supplier and creditor advances	9,933,918	—	14,295,401	—
VAT receivable	932,960	—	865,947	—
Indemnities receivable	—	—	15,284,940	—
Spare parts	—	—	1,641,361	—
Monto consignado al tribunal pendiente de cobro		—	—	—
Other	311,389	9,468	103,824	—
Total	14,354,537	1,311,999	35,435,989	1,135,383

As of December 31, 2019, non-current trade accounts receivable, gross increased by ThCh$ 81,596,568 compared to December 31, 2018.

On November 2, 2019, the Ministry of Energy published Law No. 21,185, which created a Transitional Mechanism for the Stabilization of Electricity Prices for Customers Subject to Tariff Regulation. Through this Law, between July 1, 2019 and December 31, 2020, the prices to be charged to regulated customers are kept at the same price levels defined for the first half of 2019 (Decree 20T / 2018) and will be called the “Stabilized Price to Regulated Client ” (PEC).

Between January 1, 2021 and until the end of the stabilization mechanism, the prices will be those defined in the semi-annuall price-fixing referred to in article 158 of the Electricity Law, but may not exceed the PEC as adjusted by the Consumer’s Price Index as of January 1, 2021 based on the same date (adjusted PEC).

The billing differences that occur between the billing applying the stabilization mechanism and the theoretical billing, considering the price that would have been applied in accordance with the conditions of the respective contracts with the electricity distribution companies, will generate an account receivable in favor of the electricity generation companies with a limit of ThUS$ 1,350 until 2023. All billing differences will be denominated in US dollars and will not accrue interest until December 31, 2025. The balance must be recovered no later than December 31, 2027.

The application of the aforementioned Law, causes a greater lag in the billing and collection of sales generated in our Electric Electricity Generation segment, with the corresponding financial and accounting impact that the situation entails. For this reason, at the end of 2019, the Company recognized lower revenue from energy sales to end-customers of ThCh$ 2,600,428 a higher financial expense of ThCh$ 14,250,887 in financial expense. In addition, a profit was recorded for exchange differences of ThCh$ 3,835,024 due to the dollarization of unbilled accounts receivable and financial income of ThCh$ 414,292 (see Note 32).

b.	As of December 31, 2019 and 2018 the balance of trade receivables past due and not impaired is as follows:

	Balance as of
Trade Receivables Past Due But Not Impaired	12-31-2019	12-31-2018
	ThCh$	ThCh$
Less than three months	3,199,534	1,059,743
Between three and six months	816,201	46,499
Between six and twelve months	1,308,312	887,726
More than twelve months	2,002,231	3,541,333
Total	7,326,278	5,535,301

c.	The reconciliation of changes in the allowance for credit loss of trade receivables (determined in accordance with Note 3.f.3) is as follows:

Current
Trade Receivables Past Due and Impaired	ThCh$
Balance as of January 1, 2018	1,258,817
Initial Balance Adjustment by IFRS 9	193,539
Increases (decreases) for the year (*)	100,900
Other movements	—
Balance as of December 31, 2018	1,553,256
Increases (decreases) for the year	1,347,346
Balance as of December 31, 2019	2,900,602

(*) See Note 29

Write-offs for past due receivables

Past-due receivables are written off once all collection procedures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures.

d.	Additional information:
-	Additional statistical information required under Official Bulletin 715 of the CMF of February 3, 2012 (XBRL Taxonomy). See Appendix 4.
-	Suplementary information on trade receivables. See Appendix 4.1.

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

11.1    Balances and transactions with related parties

The balances of accounts receivable and payables between the Company and its non-consolidated related parties are as follows:

a)	Receivables from related parties:

							Balance as of
Receivables from related parties							12-31-2019		12-31-2018
Taxpayer ID							Current	Non-Current	Current	Non-Current
No.	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	ThCh$	ThCh$	ThCh$	ThCh$
76.041.595-5	Aysén Energía S.A.	Other services	Less than 90 days	Negocio Conjunto	Ch$	Chile	—	—	14,286	—
76.041.891-9	Aysén Transmisión S.A.	Other services	Less than 90 days	Negocio Conjunto	Ch$	Chile	—	—	14,286	—
76.052.206-6	Parque Eólico Valle De Los Vientos S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	6,277	—	27,352	—
76.052.206-6	Parque Eólico Valle De Los Vientos S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	11,929	—	1,240	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	11	—	28,260	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	8,660	—	—	—
76.179.024-2	Parque Eólico Tal Tal S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	9,550	—	30,087	—
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	83	—	169,547	—
76.201.136-0	Energía y Servicios South America S.p.A.	Other services	Less than 90 days	Common control	Ch$	Chile	4,271	—	—	—
76.250.019-1	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	1,617,269	—	—	—
76.321.458-3	Almeyda Solar S.P.A.	Other services	Less than 90 days	Common control	Ch$	Chile	1,574	—	10,941	—
76.321.458-3	Almeyda Solar S.P.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	4,607	—	20,046	—
76.412.562-2	Enel Green Power Del Sur S.P.A	Other services	Less than 90 days	Common control	Ch$	Chile	39,217	—	170,790	—
76.412.562-2	Enel Green Power Del Sur S.P.A	Energy sales	Less than 90 days	Common control	Ch$	Chile	—	—	6,323	—
76.418.940-K	GNL Chile S.A.	Gas Purchase Advance	Less than 90 days	Associate	Us$	Chile	31,025,024	34,407,142	14,666,414	—
76.418.940-K	GNL Chile S.A.	Dividend	Less than 90 days	Associate	Us$	Chile	—	—	788,336	—
76.536.353-5	Enel Chile S.A.	Commercial Current Account	Less than 90 days	Parent	Ch$	Chile	197,040,672	—	14,440,679	—
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	1,708,336	—	806,932	—
76.722.488-5	Empresa De Transmisión Chena S.A.	Energy Toll	Less than 90 days	Common control	Ch$	Chile	6	—	6	—
94.271.000-3	Enel Américas S.A.	Dividend	Less than 90 days	Common control	Ch$	Chile	—	—	193	—
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	91,741	—	106,878	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	87,075	—	251,237	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	111,101	—	9,094	—
96.783.910-8	Empresa Eléctrica De Colina Ltda.	Energy Toll	Less than 90 days	Common control	Ch$	Chile	8,752	—	8,783	—
96.800.460-3	Luz Andes Ltda.	Energy Toll	Less than 90 days	Common control	Ch$	Chile	490	—	3,351	—
96.800.570-7	Enel Distribución Chile S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	626,358	—	567,260	—
96.800.570-7	Enel Distribución Chile S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	31,895,148	45,932,636	76,767,486	—
96.800.570-7	Enel Distribución Chile S.A.	Energy Toll	Less than 90 days	Common control	Ch$	Chile	3,471	—	19,880	—
96.920.110-0	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	—	—	381,077	—
96.971.330-6	Geotérmica del Norte S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	2,732	—	56,443	—
Foreign	Emgesa S.A. E.S.P.	Other services	Less than 90 days	Common control	Us$	Colombia	578,848	—	703,368	—
Foreign	Endesa España S.A.	Other services	Less than 90 days	Common control	Eur	Spain	12,888	—	13,684	—
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	Eur	Spain	45,069	—	41,820	—
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Common control	Us$	Brazil	62,676	—	68,318	—
Foreign	Enel Generación Costanera S.A.	Other services	Less than 90 days	Common control	Us$	Argentina	34,771	—	32,264	—
Foreign	Enel Generación El Chocón S.A.	Other services	Less than 90 days	Common control	Us$	Argentina	12,589	—	13,367	—
Foreign	Enel Generación Perú S.A.	Other services	Less than 90 days	Common control	Us$	Perú	860,498	—	914,115	—
Foreign	Enel Generación Piura S.A.	Other services	Less than 90 days	Common control	Us$	Perú	60,670	—	89,545	—
Foreign	Enel Green Power Brasil Participações Ltda.	Other services	Less than 90 days	Common control	Us$	Brazil	51,895	—	52,215	—
Foreign	Enel Green Power Italia	Other services	Less than 90 days	Common control	Eur	Italy	—	—	979,122	—
Foreign	Enel Green Power Perú	Other services	Less than 90 days	Common control	Us$	Perú	302,697	—	223,188	—
Foreign	Enel Italia Servizi Srl	Other services	Less than 90 days	Common control	Eur	Italy	—	—	8,524	—
Foreign	Enel Produzione S.P.A.	Other services	Less than 90 days	Common control	Eur	Italy	13,781	—	—	—
Foreign	Enel S.P.A.	Other services	Less than 90 days	Common control	Eur	Italy	183,151	—	—	—
Foreign	Energia Nueva Energia Limpia Mexico Srl De Cv	Other services	Less than 90 days	Common control	Us$	México	72,410	—	35,739	—
Foreign	Sociedad Portuaria Central Cartagena S.A.	Other services	Less than 90 days	Common control	Us$	Colombia	149,525	—	—	—
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Other services	Less than 90 days	Common control	Us$	Perú	60,717	—	29,054	—
Foreign	Enel Green Power México	Other services	Less than 90 days	Common control	Us$	México	—	—	98,519	—
Foreign	Enel Global Thermal Generation S.R.L.	Technical services	Less than 90 days	Common control	Eur	Italy	273,003	—	—	—
Foreign	Enel Global Trading S.p.A.	Other services	Less than 90 days	Common control	Eur	Italy	120,276	—	197,924	—
Foreign	Enel Global Trading S.p.A.	Sale Related LNG Boats	Less than 90 days	Common control	Eur	Italy	16,880,527	—	18,565,698	—
Foreign	Enel Global Trading S.p.A.	Commodity derivatives	Less than 90 days	Common control	Eur	Italy	2,962,387	—	3,671,446	—
Foreign	Enel Green Power Morocco, S.A.R.L.A.U.	Other services	Less than 90 days	Common control	Eur	Morocco	94,340	—	—	—
Foreign	Parque Amistad Ii Sa De Cv	Other services	Less than 90 days	Common control	Us$	Mexico	67,854	—	—	—
Foreign	Enel Green Power S.p.A.	Other services	Less than 90 days	Common control	Eur	Italy	1,131,635	—	—	—
Foreign	Enel Italia S.R.L.	Other services	Less than 90 days	Common control	Eur	Italy	8,028	—	—	—
						Total	288,344,589	80,339,778	135,105,117	—

b)	Accounts payable to related parties, current:

							Balance as of
Payables to related parties							12-31-2019		12-31-2018
Taxpayer ID							Current	Non-Current	Current	Non-Current
No.	Company	Description of the transaction	Term of the transaction	Relationship	Currency	Country	ThCh$	ThCh$	ThCh$	ThCh$
76.052.206-6	Parque Eólico Valle De Los Vientos S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	1,483,334	—	1,303,508	—
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	128,944	—	103,022	—
76.179.024-2	Parque Eólico Tal Tal S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	1,586,979	—	1,637,333	—
76.201.136-0	Energía y Servicios South America S.p.A.	Other services	Less than 90 days	Common control	Ch$	Chile	75,600	—	—	—
76.250.019-1	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	726,077	—	—	—
76.321.458-3	Almeyda Solar S.P.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	5,422	—	540	—
76.412.562-2	Enel Green Power Del Sur S.P.A	Energy purchases	Less than 90 days	Common control	Ch$	Chile	15,016,107	—	13,431,566	—
76.418.940-K	GNL Chile S.A.	Other services	Less than 90 days	Associate	Us$	Chile	—	—	12,389	—
76.418.940-K	GNL Chile S.A.	Gas purchases	Less than 90 days	Associate	Us$	Chile	4,980,936	2,497,660	5,935,652	—
76.536.353-5	Enel Chile S.A.	Commercial Current Account	Less than 90 days	Parent	Ch$	Chile	—	—	2,376,570	—
76.536.353-5	Enel Chile S.A.	Dividend	Less than 90 days	Parent	Ch$	Chile	55,102,585	—	86,727,349	—
76.536.353-5	Enel Chile S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	6,160,080	—	9,780,125	—
76.722.488-5	Empresa De Transmisión Chena S.A.	Energy Toll	Less than 90 days	Common control	Ch$	Chile	36,072	—	20,757	—
76.924.079-9	Enel X Chile S.p.A.	Other services	Less than 90 days	Common control	Ch$	Chile	386	—	—	—
77.017.930-0	Transmisora Eléctrica De Quillota Ltda.	Energy Toll	Less than 90 days	Negocio Conjunto	Ch$	Chile	13,887	—	13,887	—
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	11,107	—	1,987	—
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	595,772	—	1,019,252	—
96.783.910-8	Empresa Eléctrica De Colina Ltda.	Energy Toll	Less than 90 days	Common control	Ch$	Chile	—	—	64	—
96.800.460-3	Luz Andes Ltda.	Energy Toll	Less than 90 days	Common control	Ch$	Chile	—	—	7	—
96.800.570-7	Enel Distribución Chile S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	53,025	—	75,850	—
96.800.570-7	Enel Distribución Chile S.A.	Energy Toll	Less than 90 days	Common control	Ch$	Chile	3,281,849	—	634,197	—
96.800.570-7	Enel Distribución Chile S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	10,013,713	—	—	—
96.920.110-0	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	—	—	441,510	—
96.971.330-6	Geotérmica del Norte S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	65,775	—	2,824	—
Foreign	Cesi S.P.A.	Other services	Less than 90 days	Common control	Eur	Italy	890,343	—	458,228	—
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	Eur	Spain	216,521	—	702,702	—
Foreign	Enel Brasil S.A.	Other services	Less than 90 days	Common control	Us$	Brazil	—	—	74,949	—
Foreign	Enel Green Power Italia	Other services	Less than 90 days	Common control	Eur	Italy	—	—	2,416,756	—
Foreign	Enel Iberia SRL	Other services	Less than 90 days	Common control	Eur	Spain	96,784	—	97,601	—
Foreign	Enel Italia Servizi Srl	Other services	Less than 90 days	Common control	Eur	Italy	—	—	3,278,687	—
Foreign	Enel Produzione S.P.A.	Other services	Less than 90 days	Common control	Eur	Italy	5,779,394	—	6,631,834	—
Foreign	Enel S.P.A.	Other services	Less than 90 days	Common control	Eur	Italy	3,791,037	—	1,463,990	—
Foreign	Enel Trading Argentina S.R.L.	Other services	Less than 90 days	Common control	Us$	Argentina	13,574	—	13,574	—
Foreign	Tecnatom S.A.	Other services	Less than 90 days	Common control	Eur	Spain	29,093	—	102,962	—
Foreign	Enel Global Thermal Generation S.R.L.	Other services	Less than 90 days	Common control	Eur	Italy	3,699,392	—	2,199,811	—
Foreign	Enel Global Trading S.p.A.	Other services	Less than 90 days	Common control	Eur	Italy	3,820,754	—	2,123,546	—
Foreign	Enel Global Trading S.p.A.	Commodity derivatives	Less than 90 days	Common control	Eur	Italy	9,295,836	—	9,849,260	—
Foreign	Enel Green Power S.p.A.	Other services	Less than 90 days	Common control	Eur	Italy	4,727,873	—	—	—
Foreign	Enel Italia	Other services	Less than 90 days	Common control	Eur	Italy	6,168,932	—	—	—
						Total	137,867,183	2,497,660	152,932,289	—

c)	Significant transactions and effects on income/expenses:

Transactions with related parties that are not consolidated and their effects on profit or loss are as follows:

Transactions with effects on income/expenses					For the years ended
Taxpayer ID					12-31-2019	12-31-2018	12-31-2017
No.	Company	Relationship	Description of Transaction	Country	ThCh$	ThCh$	ThCh$
76.052.206-6	Parque Eólico Valle De Los Vientos S.A.	Common control	Energy sales	Chile	26,106	21,172	144,589
76.052.206-6	Parque Eólico Valle De Los Vientos S.A.	Common control	Services Rendered	Chile	27,549	23,613	17,710
76.052.206-6	Parque Eólico Valle De Los Vientos S.A.	Common control	Energy purchases	Chile	(15,953,166)	(14,098,262)	(16,630,421)
76.107.186-6	Servicios Informáticos E Inmobiliarios Ltda.	Common control	Services Rendered	Chile	—	—	210,198
76.107.186-6	Servicios Informáticos E Inmobiliarios Ltda.	Common control	Services Received	Chile	—	—	(490,193)
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Common control	Energy sales	Chile	92,594	21,358	128,626
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Common control	Services Rendered	Chile	27,549	23,613	17,710
76.126.507-5	Parque Eólico Talinay Oriente S.A.	Common control	Energy purchases	Chile	(496,443)	(582,421)	(538,013)
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy sales	Chile	214,136	260,698	109,643
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Services Rendered	Chile	30,304	25,975	19,481
76.179.024-2	Parque Eólico Tal Tal S.A.	Common control	Energy purchases	Chile	(21,941,809)	(19,329,374)	(25,957,124)
96.920.110-0	Enel Green Power Chile Ltda.	Common control	Services Rendered	Chile	955,733	58,840	132,577
96.920.110-0	Enel Green Power Chile Ltda.	Common control	Services Received	Chile	—	(184,246)	—
76.321.458-3	Almeyda Solar S.P.A.	Common control	Energy sales	Chile	174,763	80,357	149,146
76.321.458-3	Almeyda Solar S.P.A.	Common control	Energy purchases	Chile	(14,532)	(17,460)	(53,340)
76.321.458-3	Almeyda Solar S.P.A.	Common control	Services Rendered	Chile	11,020	9,445	7,084
76.412.562-2	Enel Green Power Del Sur S.P.A	Common control	Energy sales	Chile	239,332	78,932	528,740
76.412.562-2	Enel Green Power Del Sur S.P.A	Common control	Services Rendered	Chile	172,018	147,444	110,583
76.412.562-2	Enel Green Power Del Sur S.P.A	Common control	Energy purchases	Chile	(135,049,067)	(122,488,331)	(104,860,402)
76.418.940-K	GNL Chile S.A.	Associate	Services Rendered	Chile	24,881	(71,770)	85,274
76.418.940-K	GNL Chile S.A.	Associate	Gas consumption	Chile	(99,801,403)	(131,521,989)	(194,163,392)
76.536.353-5	Enel Chile S.A.	Parent	Services Received	Chile	(14,405,955)	(11,635,262)	(11,433,038)
76.536.353-5	Enel Chile S.A.	Parent	Financial expenses	Chile	(564,763)	(543,476)	(754,401)
76.536.353-5	Enel Chile S.A.	Parent	Financial income	Chile	1,598,157	185,047	—
76.536.353-5	Enel Chile S.A.	Parent	Other services rendered	Chile	2,026,016	—	—
76.722.488-5	Empresa De Transmisión Chena S.A.	Common control	Energy Toll	Chile	(198,112)	(268,681)	(218,223)
77.017.930-0	Transmisora Eléctrica De Quillota Ltda.	Negocio Conjunto	Energy Toll	Chile	—	(242,887)	(1,383,710)
94.271.000-3	Enel Américas S.A.	Common control	Services Rendered	Chile	226,506	298,161	387,924
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy sales	Chile	1,750,248	270,998	914,613
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Services Rendered	Chile	253,045	—	162,672
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy Toll	Chile	(183,233)	16,128	(75,145)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy purchases	Chile	(6,505,231)	(6,462,747)	(5,095,279)
96.783.910-8	Empresa Eléctrica De Colina Ltda.	Common control	Energy Toll	Chile	80,189	61,440	59,757
96.800.460-3	Luz Andes Ltda.	Common control	Energy Toll	Chile	7,660	5,519	6,585
96.800.570-7	Enel Distribución Chile S.A.	Common control	Energy sales	Chile	361,918,373	388,037,272	374,922,466
96.800.570-7	Enel Distribución Chile S.A.	Common control	Services Rendered	Chile	6,888,013	1,603,224	1,592,105
96.800.570-7	Enel Distribución Chile S.A.	Common control	Energy Toll	Chile	—	(5,215,145)	4,884,387
96.800.570-7	Enel Distribución Chile S.A.	Common control	Financial expenses	Chile	(3,677,730)	—	—
96.806.130-5	Electrogas S.A.	Associate	Gas Tolls	Chile	—	—	(276,124)
96.971.330-6	Geotérmica del Norte S.A.	Common control	Energy sales	Chile	168,979	137,152	—
96.971.330-6	Geotérmica del Norte S.A.	Common control	Services Rendered	Chile	—	—	80,157
96.971.330-6	Geotérmica del Norte S.A.	Common control	Energy purchases	Chile	(188,644)	(1,500)	(456)
Foreign	Cesi S.P.A.	Common control	Other fixed operating expenses	Italy	(26,125)	—	—
Foreign	Chinango S.A.C.	Common control	Services Rendered	Perú	—	39,759	18,516
Foreign	Cia.Distribuidora y Comercializadora De Energía S.A.	Common control	Services Received	Colombia	—	13,637	3,844
Foreign	Emgesa S.A. E.S.P.	Common control	Services Rendered	Colombia	849,785	622,686	1,866
Foreign	Enel Brasil S.A.	Common control	Services Received	Brazil	—	(207,966)	—
Foreign	Enel Brasil S.A.	Common control	Financial expenses	Brazil	—	(56)	—
Foreign	Enel Generación Costanera S.A.	Common control	Services Rendered	Argentina	—	28,106	—
Foreign	Enel Generación El Chocón S.A.	Common control	Services Rendered	Argentina	—	10,176	—
Foreign	Enel Generación Perú S.A.	Common control	Services Rendered	Perú	1,099,922	1,139,809	745,818
Foreign	Enel Generación Perú S.A.	Common control	Loans	Perú	—	—	(349)
Foreign	Enel Generación Piura S.A.	Common control	Services Rendered	Perú	8,399	(57,180)	98,421
Foreign	Enel Generación Piura S.A.	Common control	Loans	Perú	—	—	(135)
Foreign	Enel Generacion Piura S.A.	Common control	Financial expenses	Perú	—	(57)	—
Foreign	Enel Global Thermal Generation S.R.L.	Common control	Services Received	Italy	(899,419)	(1,845,425)	—
Foreign	Enel Global Trading S.p.A.	Common control	Services Received	Italy	(1,634,832)	(1,213,116)	—
Foreign	Enel Global Trading S.p.A.	Common control	Financial expenses	Italy	—	(13)	—
Foreign	Enel Global Trading S.p.A.	Common control	Commodity derivatives	Italy	(12,118,800)	7,584,772	18,311,342
Foreign	Enel Global Trading S.p.A.	Common control	Gas sales	Italy	58,352,346	34,701,425	21,484,590
Foreign	Endesa Energía S.A.	Common control	Gas sales	Spain	—	—	10,394,146
Foreign	Endesa Energía S.A.	Common control	Fuel consumption	Spain	—	—	(8,946,259)
Foreign	Enel Green Power Brasil Participações Ltda.	Common control	Services Rendered	Brazil	—	—	9,188
Foreign	Enel Green Power Brasil Participações Ltda.	Common control	Financial income	Brazil	—	5,426	—
Foreign	Enel Green Power Colombia Sas	Common control	Services Rendered	Colombia	—	—	46,557
Foreign	Enel Green Power Colombia Sas	Common control	Services Received	Colombia	—	(4,797)	—
Foreign	Enel Green Power Italia	Common control	Services Rendered	Italy	—	—	262,694
Foreign	Enel Green Power Perú	Common control	Services Rendered	Perú	79,509	45,710	177,478
Foreign	Enel Italia Servizi Srl	Common control	Services Received	Italy	—	(2,484,835)	—
Foreign	Enel Produzione S.P.A.	Common control	Services Received	Italy	—	—	94,045
Foreign	Enel S.p.A	Common control	Services Received	Italy	(2,327,047)	(1,110,545)	—
Foreign	Energia Nueva Energia Limpia Mexico Srl De Cv	Common control	Services Rendered	México	28,546	35,739	—
Foreign	Ph Chucas S.A.	Common control	Services Rendered	Costa Rica	—	(79,327)	6,629
Foreign	Ph Chucas S.A.	Common control	Loans	Costa Rica	—	—	(162,177)
Foreign	Sociedad Portuaria Central Cartagena S.A.	Common control	Other services rendered	Colombia	149,525	—	—
Foreign	Parque Amistad Ii Sa De Cv	Common control	Other services rendered	Mexico	17,731	—	—
Foreign	Enel Green Power S.p.A.	Common control	Other services rendered	Italy	229,546	—	—
Foreign	Enel Green Power S.p.A.	Common control	Technical services	Italy	(2,114,024)	—	—
Foreign	Enel Italia S.R.L.	Common control	Other services rendered	Italy	(872,420)	—	—
Foreign	Enel Italia S.R.L.	Common control	Technical services	Italy	(1,840,698)	—	—
Foreign	Endesa Generación S.A.	Common control	Services Rendered	Spain	—	(158,128)	—

Foreign	Compania Energetica Veracruz S.A.C.	Common control	Services Rendered	Perú	—	—	283,346
Foreign	Enel Green Power Brasil	Common control	Services Rendered	Brazil	—	—	37,936
Foreign	Enel Green Power Italia S.p.A	Common control	Services Rendered	Italy	—	(730,968)	—
Foreign	Enel Green Power Mexico	Common control	Services Rendered	Mexico	—	(53,976)	152,495
Foreign	Enel Iberoamérica Srl	Common control	Services Received	Spain	—	—	(6,115)
Foreign	Enel Perú S.A.C.	Common control	Services Rendered	Perú	—	8,832	7,405
Foreign	Enel Perú S.A.C.	Common control	Services Received	Perú	—	—	(181)
				Total	116,915,027	114,992,525	65,763,866

Enel Chile S.A. provides administrative services, among others, to Enel Generación Chile and other subsidiaries of the Enel Chile Group, through a Centralized Cash Contract that has been in effect since the second half of 2018, which finances the cash deficits of its subsidiaries or consolidates their cash surpluses. These accounts may have a debit or credit balance and can be prepaid in the short-term. Their interest rate is variable and reflects market conditions. To reflect these market conditions, interest rates are periodically reviewed through an update procedure approved by the Board of Directors of the involved companies. Prior to the Centralized Cash Contract, Enel Chile S.A. and Enel Generación Chile had a Trade Checking Account Contract in place, through which they could make intercompany loans to each other.

As of December 31, 2019, Enel Generación Chile recorded surplus cash transferred to Enel Chile S.A. during the year through the Centralized Cash Contract, in the amount of ThCh$198,751,027 (ThCh$ 83,414,780 as of December 31, 2018), and recorded collections of funds transferred to Enel Chile S.A. in the amount of ThCh$ 14,255,818 (ThCh$ 0 in 2018). These balances accrued interest at a TAB 1M + 0.30% annual rate (TAB 1M + 0.00% annual rate as of December 31, 2018).

During 2017, the Company transferred ThCh$ 6,639,995 through the Trade Checking Account Contract to Enel Chile S.A., and the same amount is recorded as a collection submitted by the related entity.

11.2    Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of five members. Each director serves for a three-year term being able to reelection.

The Board of Directors as of December 31, 2019 was the one elected at the General Shareholders’ Meeting held on April 26, 2019. At the April 26, 2019 Board meeting the current Board Chairman and Secretary were appointed.

Board members:

-	Mr. Giuseppe Conti (Chairman)
-	Mr. Fabrizio Barderi
-	Mr. Cristiano Bussi
-	Mrs. Maria Soledad Arellano Schmidt
-	Mr. Julio Pellegrini Vial

a)    Accounts receivable and payable and other transactions

•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

•	Other transactions

No transactions other than the payment of compensation have taken place between the Company and the members of the Board of Directors and key management personnel and other than transaction in the normal course of business electricity supply.

b)    Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the General Shareholders Meeting of the Company. The methodology to determining the compensation, described below, was established at the April 26, 2019 General Shareholders Meeting of the Company.

The remuneration is detailed as follows:

a)	UF 150 as a fixed monthly fee, and
b)	UF 70 as a per diem for each Board meeting attended.

In accordance with the bylaws, the compensation of the Chairman will be double that of a Director.

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

The Executive Officers of  the Company and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of Director in any of the Chilean or foreign subsidiaries or associates of the Company.

The following tables show details of the compensation paid to the members of the Board of Directors for the years ended December 31, 2019, 2018 and 2017:

12-31-2019
			Enel Generación	Board of	Directors'
			Board	Subsidiaries	Committee
Name	Position	Period in Position	ThCh$	ThCh$	ThCh$
Giuseppe Conti (*)	Chairman	01/01/19 to 12/31/19	—	—	—
Maria Soledad Arellano Schimdt (2)	Director	01/25/19 to 12/31/19	78,652	—	4,741
Julio Pellegrini Vial	Director	01/01/19 to 12/31/19	78,652	—	7,110
Fabrizio Barderi (*)	Director	01/01/19 to 12/31/19	—	—	—
Cristiano Bussi (3) (*)	Director	01/01/19 to 12/31/19	—	—	—
Francesco Giorgianni (4)(*)	Director	01/01/19 to 04/26/19	—	—	—
Hernán Cheyre Valenzuela (1)(4)	Director	01/01/19 to 04/26/19	27,412	—	7,110
Luca Noviello (4)(*)	Director	01/01/19 to 04/26/19	—	—	—
Antonio Scala (1)(4)(*)	Director	01/01/19 to 04/26/19	—	—	—
		Total	184,716	—	18,961

12-31-2018
			Enel Generación	Board of	Directors'
			Board	Subsidiaries	Committee
Name	Position	Period in Position	ThCh$	ThCh$	ThCh$
Giuseppe Conti (*)	Chairman	01/01/18 to 12/31/19	—	—	—
Jorge Atton Palma (2)	Director	01/01/18 to 11/29/18	76,781	—	24,841
Julio Pellegrini Vial	Director	01/01/18 to 12/31/19	90,996	—	29,579
Fabrizio Barderi (*)	Director	01/01/18 to 12/31/19	—	—	—
Cristiano Bussi (3) (*)	Director	11/19/18 to 12/31/19	—	—	—
Francesco Giorgianni (4)(*)	Director	01/01/18 to 12/31/19	—	—	—
Hernán Cheyre Valenzuela (1)(4)	Director	04/24/18 to 12/31/19	67,914	—	22,638
Luca Noviello (4)(*)	Director	01/01/18 to 12/31/19	—	—	—
Antonio Scala (1)(4)(*)	Director	04/24/18 to 12/31/19	—	—	—
Mauro Di Carlo (3) (*)	Director	01/01/18 to 11/19/18	—	—	—
Umberto Magrini (1) (*)	Director	01/01/18 to 04/24/18	—	—	—
Enrique Cibié Bluth (1)	Director	01/01/18 to 04/24/18	23,082	—	6,941
		Total	258,773	—	83,999

12-31-2017
				Board of	Directors
			Company Board	Subsidiaries	Committee
Name	Position	Period in Position	ThCh$	ThCh$	ThCh$
Giuseppe Conti	Chairman	01/01/17 to 12/31/17	—	—	—
Jorge Atton Palma	Director	01/01/17 to 12/31/17	95,729	—	32,648
Julio Pellegrini Vial	Director	01/01/17 to 12/31/17	95,729	—	32,648
Fabrizio Barderi	Director	08/28/17 to 12/31/17	—	—	—
Mauro Di Carlo	Director	01/01/17 to 12/31/17	—	—	—
Francesco Giorgianni	Director	01/01/17 to 12/31/17	—	—	—
Luca Noviello	Director	01/01/17 to 12/31/17	—	—	—
Umberto Magrini	Director	01/01/17 to 12/31/17	—	—	—
Enrique Cibié Bluth	Director	01/01/17 to 12/31/17	95,729	—	32,648
Francesco Buresti	Director	01/01/17 to 06/27/17	—	—	—
		Total	287,187	—	97,944

(1)	Hernán Cheyre Valenzuela and Mr. Antonio Scala were appointed Directors effective as of April 24, 2018 on the same date that Mr. Enrique Cibié Bluth and Mr. Umberto Magrini stepped down as Directors.
(2)	Ms. Maria Arellano Schmidt was appointed Director on January 25, 2019, replacing Mr. Jorge Atton Palma, who ceased being a Director on November 29, 2018.
(3)	Mr. Cristiano Bussi was appointed Director on November 19, 2018, on the same date that Mr. Mauro Di Carlo stepped down as a Director.
(4)	Mr. Francisco Giorgianni, Mr. Hernán Cheyre, Mr. Luca Noviello and Mr. Antonio Scala stepped down as Directors on April 26, 2019.

(*) Giuseppe Conti, Francesco Giorgianni, Mauro Di Carlo, Umberto Magrini, Luca Noviello, Fabrizio Barderi, Antonio Scala and Cristiano Bussi waived the compensation and fees for attending meetings they received as a result of being members of the Board of Directors of Enel Generación Chile S.A.

c)    Guarantees granted by the Company in favor of the Directors

During the years ended December 31, 2019 and 2018, no guarantees have been granted in favor of the Directors.

11.3    Compensation for the Group’s executives

The key management personnel of Enel Generación Chile as of December 31, 2019 are as follows:

Company Executives
Chilean ID No.	Name	Position
24.789.926-K	Michele Siciliano (1)	Chief Executive Officer
24.789.926-K	Michele Siciliano (1)	Business Development Manager (Interim)
24.789.926-K	Michele Siciliano (1)	Regulation Manager (Interim)
14.106.334-0	Viviana Meneses Robledo (2)	Planning and Control Officer
7.700.353-3	Carlos Ivan Peña Garay (3)	Chilean Hydroelectric Generation Officer
10.939.381-9	Claudio Ordenes Tirado	Engineering and Thermal Construction Officer
11.565.097-1	Bernardo Canales Fuenzalida	Engineering and Construction Officer
7.012.475-0	Raúl Arteaga Errázuriz	Chief Financial Officer
13.441.572-k	Maria Paulina Guglielmi Espósito (4)	Human Resources Officer
11.629.179-7	Humberto Espejo Paluz	Marketing and Trading Officer
7.776.718-5	Luis Ignacio Quiñones Sotomayor	General Counsel

(1)

Mr. Michele Siciliano was appointed Chief Executive Officer, Acting Development Manager and Acting Regulation Manager on October 1, 2019, replacing Mr. Valter Moro was in office until September 30, 2019.

(2)	Ms. Viviana Meneses was appointed Planning and Control Manager on July 1, 2019, replacing Mr. Juan Candia was in office until June 30, 2019.
(3)	Mr. Carlos Peña Gary was appointed Hydroelectric Generation Manager on December 1, 2019, replacing Mr. Carlo Carvallo Artigas was in office until November 30, 2019.
(4)	Ms. Maria Guglielmi Esposito was appointed Human Resources Manager on December 1, 2019, replacing Mr. Luis Vergara Adamides was in office until November 30, 2019.

a)    Incentive plans for key management personnel

The Company has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain multiple of monthly gross compensation.

The compensation of key management personnel in the aggregate for the years ended December 31, 2019, 2018 and 2017 is the following:

Remuneration of the Key Management Personnel	12-31-2019	12-31-2018	12-31-2017
	ThCh$	ThCh$	ThCh$
Cash compensation	1,953,096	1,975,478	2,057,900
Short-term benefits for employees	414,976	454,564	550,238
Other long-term benefits	86,937	115,499	321,692
Total	2,455,009	2,545,541	2,929,830

b)    Guarantees established by the Company in favor of key management personnel

During the years ended December 31, 2019 and 2018, no guarantees have been granted in favor of key management personnel.

11.4    Compensation plans linked to share price

There are no payment plans granted to Directors or key management personnel based on the share price of the Company.

12.   INVENTORIES

The detail of inventories as of December 31, 2019 and 2018, is as follows:

	Balance as of
Classes of Inventories	12-31-2019	12-31-2018
	ThCh$	ThCh$
Supplies for Production	18,352,464	34,384,583
Gas	2,287,934	5,712,979
Oil	3,888,712	2,684,688
Coal	12,175,818	25,986,916
Supplies for projects and spare parts	11,321,626	9,386,198
Total	29,674,090	43,770,781

There are no inventories pledged as security for liabilities.

For the year ended December 31, 2019, 2018 and 2017 the amount for raw materials and consumables recognized as fuel consumption for continuing operations was ThCh$230,944,414,  ThCh$230,993,754 and ThCh$ 280,739,362, respectively). See Note 27.

As of December 31, 2019, “Other non-current non-financial assets” includes an amount of ThCh$14,845,654  (ThCh$12,545,299 for the year ended December 31, 2018) and ThCh$5,773,991  (ThCh$4,324,153 for the year ended December 31, 2018) corresponding to spare parts and materials that will be used over a twelve-month period, respectively. See Note 9.

There are no inventories that have been written down due to obsolesce or impairment.

13.   CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2019 and 2018 is as follows:

	Balance as of
Tax Receivables	12-31-2019	12-31-2018
	ThCh$	ThCh$
Monthly provisional tax payments	23,628,163	37,544,939
Tax credit for absorbed profits	16,664,648	15,037,217
Minimum presumed income	2,355,003	191,118
Total	42,647,814	52,773,274

The detail of current tax payables as of December 31, 2019 and 2018 is as follows:

	Balance as of
Tax Payables	12-31-2019	12-31-2018
	ThCh$	ThCh$
Income tax	17,662,740	12,541,174
Total	17,662,740	12,541,174

14.   INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

14.1        Investments accounted for using the equity method

a)	The following tables present the changes in investments accounted for using the equity method for the years ended December 31, 2019 and 2018:

			Functional	Ownership Interest	Balance as of 1-1-2019	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Increase (Decrease)	Balance as of 12-31-2019
Changes in Investments in Associates	Relationship	Country	Currency	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	3,052,983	(254,132)	(1,518,880)	130,235	—	1,410,206
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.00%	9,473,711	695,437	(4,069,920)	—	—	6,099,228
Enel Argentina (formerly named Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.08%	300,198	104,335	—	(95,726)	93,101	401,908
				TOTAL	12,826,892	545,640	(5,588,800)	34,509	93,101	7,911,342

			Functional	Ownership Interest	Balance as of 1-1-2018	Share of Profit (Loss) (*)	Dividends Declared	Foreign Currency Translation	Other Increase (Decrease)	Balance as of 12-31-2018
Changes in Investments in Associates	Relationship	Country	Currency	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	3,783,316	805,972	(1,884,140)	347,835	—	3,052,983
Centrales Hidroeléctricas de Aysén S.A. (*)	Joint venture	Chile	Chilean peso	51.00%	4,205,233	1,734,508	—	—	(5,939,741)	—
Transmisora Eléctrica de Quillota Ltda.	Joint venture	Chile	Chilean peso	50.00%	8,818,759	654,952	—	—	—	9,473,711
Enel Argentina (formerly named Endesa Argentina S.A.)	Associate	Argentina	Argentine peso	0.08%	105,146	86,021	—	(108,069)	217,100	300,198
				TOTAL	16,912,454	3,281,453	(1,884,140)	239,766	(5,722,641)	12,826,892

(*)  See Note 14.b

b)	Centrales Hidroeléctricas de Aysén S.A. (Hidroaysén)

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (“RCA”) of the Centrales Hidroeléctricas de Aysén S.A. project, in which the Company participated by accepting some of the claims filed against this project. It is a public information that this decision was resorted before the Environmental Courts in Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. has been partially rejected in 2008.

The Company had expressed its intention to promote at Centrales Hidroeléctricas de Aysén S.A. the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintained the belief that water resources of the Aysén region are important for the energy development of the country.

Nevertheless, there was uncertainty on the recoverability of the investment made so far at Centrales Hidroeléctricas de Aysén S.A., since it depended both on judicial decisions and on definitions in the energy agenda which could not be foreseen, consequently the investment was not included in the portfolio of the Company’s immediate projects. At closing date of fiscal year 2014, the Company recognized an impairment of its participation in Centrales Hidroeléctricas de Aysén S.A. amounting to ThCh$ 69,066,857.

On December 7, 2017 an extraordinary meeting of shareholders of Centrales Hidroeléctricas de Aysén S.A. was held, in which the early dissolution of the same was agreed and how the liquidation process of the assets of the company will carried out. The liquidation process contemplated a distribution of assets to its shareholders Enel Generación and Colbún according to their stakes of 51% and 49%, respectively. This liquidation process and the corresponding distribution took place on September 7, 2018.

The following is the stand-alone balance sheet considered for the liquidation process:

CENTRALES HIDROELECTRICAS DE AYSEN S.A.		Liquidation Balance	Recognized by Enel Generation (51%)

		09-07-2018	09-07-2018
ASSETS		ThCh$	ThCh$

CURRENT ASSETS

	Cash and cash equivalents	72,339	36,892
	Trade and other current receivables	56,021	28,571
	TOTAL CURRENT ASSETS	128,360	65,463

NON-CURRENT ASSETS

	Property, plant and equipment	11,603,281	5,917,673
	TOTAL NON-CURRENT ASSETS	11,603,281	5,917,673

	TOTAL ASSETS	11,731,641	5,983,136

		09-07-2018	09-07-2018
CURRENT LIABILITIES		ThCh$	ThCh$

	Other current provisions	83,403	42,535
	TOTAL CURRENT LIABILITIES	83,403	42,535

EQUITY

	Issued capital	188,855,665	96,316,389
	Retained earnings	(177,207,427)	(90,375,788)
	TOTAL EQUITY	11,648,238	5,940,601

TOTAL LIABILITIES AND EQUITY		11,731,641	5,983,136

14.2        Additional financial information on investments in associates

The following tables show financial information from the statement of financial position and statements of income as of and for the years December 31, 2019 and 2018 of the investments in associates where the Group has significant influence:

As of and for the year ended December 31, 2019
Other
Investments with	Ownership	Current	Non-current	Current	Non-current				Comprehensive	Comprehensive
	Interest	Assets	Assets	Liabilities	Liabilities	Revenues	Expenses	Profit (Loss)	Income	Income
Significant Influence	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	67,419,256	1,615,973,312	161,197,047	1,517,964,903	582,441,735	(583,204,131)	(762,396)	389,843	(372,553)

As of and for the year ended December 31, 2018
Other
	Ownership	Current	Non-current	Current	Non-current				Comprehensive	Comprehensive
Investments with	Interest	Assets	Assets	Liabilities	Liabilities	Revenues	Expenses	Profit (Loss)	Income	Income
Significant Influence	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	75,571,058	267,884	66,679,077	—	707,597,382	(705,179,225)	2,418,157	1,043,609	3,461,766

None of our associates have published price quotations.

Appendix 2 to these consolidated financial statements provides information on the main activities of our associates and the ownership interest the Group holds in them.

14.3        Additional financial information on investments in joint ventures

The following tables present information from the statement of financial position and statement of income as of and for the years enedes December 31, 2019 and 2018, on the main joint ventures:

	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
	51.00%	51.00%	50.00%	50.00%
	12-31-2019 (*)	12-31-2018	12-31-2019	12-31-2018
Investments in Joint Ventures	ThCh$	ThCh$	ThCh$	ThCh$
Total current assets	—	—	3,346,667	9,360,553
Total non-current assets	—	—	10,834,220	11,530,788
Total current liabilities	—	—	365,640	235,264
Total non-current liabilities	—	—	1,616,791	1,708,660
Cash and cash equivalents	—	—	2,403,904	8,185,391

Revenues	—	—	3,191,566	3,003,757
Depreciation and amortization expense	—	—	(782,800)	(784,364)
Other fixed operating expenses	—	(125,697)	(768,866)	(758,607)
Interest income	—	—	152,370	187,601
Other income	—	3,526,179	6,087	11,364
Income tax expense	—	—	(407,478)	(349,848)
Profit (loss)	—	3,400,997	1,390,879	1,309,903
Comprehensive income (loss)	—	3,400,997	1,390,879	1,309,903

(*)  See Note 14.b.

There are no significant commitments or contingencies or restrictions on funds transfers to the owners of associates and joint ventures.

15.   INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2019 and 2018 are detailed as follows:

	Balance as of
Intangible Assets, Net	12-31-2019	12-31-2018
	ThCh$	ThCh$
Intangible Assets, Net	30,393,637	23,910,977
Easements and water rights	5,756,396	5,664,621
Computer software	24,184,746	17,792,405
Other identifiable intangible assets	452,495	453,951

	Balance as of
Intangible Assets, Gross	12-31-2019	12-31-2018
	ThCh$	ThCh$
Intangible Assets, Gross	58,469,438	48,865,559
Easements and water rights	6,246,926	6,281,675
Computer software	48,994,477	39,370,957
Other identifiable intangible assets	3,228,035	3,212,927

	Balance as of
Accumulated Amoritzation and Impairment	12-31-2019	12-31-2018
	ThCh$	ThCh$
Accumulated Amortization and Impairment	(28,075,801)	(24,954,582)
Easements and water rights	(490,530)	(617,054)
Computer software	(24,809,731)	(21,578,552)
Other identifiable intangible assets	(2,775,540)	(2,758,976)

The reconciliation of the carrying amounts of intangible assets as of December 31, 2019 and 2018 is as follows:

			Other
			Identifiable
	Easements and	Computer	Intangible	Intangible
	Water Rights	Software	Assets, Net	Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2019	5,664,621	17,792,405	453,951	23,910,977
Changes in identifiable intangible assets
Increases other than those from business combinations	—	9,639,650	—	9,639,650
Increase (decrease) from net foreign exchange differences, net	—	—	(61)	(61)
Amortization	—	(3,166,966)	(1,598)	(3,168,564)
Increases (decreases) from transfers and other changes	—	—	—	—
Increases (decreases) from transfers	—	—	—	—
Disposals and withdrawals from service	—	—	—	—
Disposals	—	—	—	—
Increases (decreases)	91,775	(80,343)	—	11,432
Argentine companies hyperinflation	—	—	203	203
Total changes in identifiable intangible assets	91,775	6,392,341	(1,456)	6,482,660
Closing Balance as of December 31, 2019	5,756,396	24,184,746	452,495	30,393,637

			Other
	Easements and	Computer	Identifiable	Intangible
Changes in Intangible Assets	Water Rights	Software	Assets	Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2018	6,338,591	9,242,490	3,026,892	18,607,973
Changes in identifiable intangible assets
Increases other than those from business combinations	2,721	11,231,076	—	11,233,797
Increase (decrease) from net foreign exchange differences, net	—	(143)	—	(143)
Amortization	—	(6,255,236)	(2,130)	(6,257,366)
Increases (decreases) from transfers and other changes	—	2,571,157	(2,571,157)	—
Increases (decreases) from transfers	—	2,571,157	(2,571,157)	—
Disposals and withdrawals from service	(509,981)	—	—	(509,981)
Disposals (*)	(509,981)	—	—	(509,981)
Increases (decreases)	(166,710)	1,003,061	—	836,351
Argentine companies hyperinflation	—	—	346	346
Total changes in identifiable intangible assets	(673,970)	8,549,915	(2,572,941)	5,303,004
Closing Balance as of December 31, 2018	5,664,621	17,792,405	453,951	23,910,977

As of December 31, 2019 and 2018, the Group does not have significant intangible assets with an indefinite useful life.

16.   GOODWILL

The following table shows goodwill by the CGU or group of CGUs to which it belongs and changes for the years ended December 31, 2019 and 2018:

		Balance as of	Balance as of	Transfer on	Balance as of
		1-1-2018	12-31-2018	mergers	12-31-2019
Company	Cash-Generating Unit	ThCh$	ThCh$	ThCh$	ThCh$
Enel Generación Chile S.A.	Generación Chile	—	—	24,860,356	24,860,356
GasAtacama Chile S.A.	Generación Chile	24,860,356	24,860,356	(24,860,356)	—
	Total	24,860,356	24,860,356	—	24,860,356

(*) Merged into Enel Generación Chile on September, 2019

The origin of goodwill as detailed below is a result of the acquisitions of the following entities, subsequently merged directly or indirectly into GasAtacama Chile S.A. (merged into Enel Generación Chile):

On July 12, 2002, Enel Generación Chile acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On August 11, 2005, Enel Generación Chile acquired interest of Inversiones Lo Venecia Ltda., which held as its only asset 25% interest in Compañía Eléctrica San Isidro S.A.

On May 2, 2012, Empresa Eléctrica Pangue S.A. and Compañía Eléctrica San Isidro S.A. were merged with Compañía Eléctrica Tarapacá S.A., with the latter company being the surviving company.

On April 22, 2014, Enel Generación Chile purchased the 50% interest in Inversiones GasAtacama Holding Ltda. held by Southern Cross Latin America Private Equity Fund III L.P. at that time.

On October 1, 2016, Inversiones GasAtacama Holding Ltda. was merged with Compañía Eléctrica Tarapacá S.A., with the latter company being the surviving company.

On November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged with GasAtacama Chile S.A., with the latter company being the surviving company.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the CGU’s or groups of CGU’s, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of December 31, 2019 and 2018 (see Note 3.b).

17.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment as of December 31, 2019 and 2018:

	Balance as of
Classes of Property, Plant and Equipment, Net	12-31-2019	12-31-2018
	ThCh$	ThCh$
Property, plant and equipment, net	2,747,643,715	2,919,097,994
Construction in progress	730,069,617	654,854,659
Land	61,662,723	57,932,689
Buildings	30,487,377	8,438,832
Plant and equipment	1,879,714,167	2,146,295,618
Network Infrastructure	27,990,039	33,921,524
Right-of-use assets	17,719,792	17,654,672

	Balance as of
Classes of Property, Plant and Equipment, Gross	12-31-2019	12-31-2018
	ThCh$	ThCh$
Property, plant and equipment, gross	5,713,190,162	5,533,677,016
Construction in progress	730,069,617	654,854,659
Land	61,662,723	57,932,689
Buildings	45,102,449	22,243,315
Plant and equipment	4,750,674,167	4,670,987,645
Network Infrastructure	95,783,216	98,898,677
Right-of-use assets	29,897,990	28,760,031

	Balance as of
Classes of Accumulated Depreciation and Impairment of Property,	12-31-2019	12-31-2018
Plant and Equipment	ThCh$	ThCh$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(2,965,546,447)	(2,614,579,022)
Buildings	(14,615,072)	(13,804,483)
Plant and equipment	(2,870,960,000)	(2,524,692,027)
Fixtures and fittings	(67,793,177)	(64,977,153)
Right-of-use assets	(12,178,198)	(11,105,359)

 The detail and changes in, property, plant, and equipment, net for the years December 31, 2019 and 2018 are as follows:

							Other Property,	Property,
							Plant and	Plant and
		Construction in			Plant and	Fixtures and	Equipment under	Equipment,
		Progress	Land	Buildings, Net	Equipment, Net	Fittings, Net	Finance Leases, Net	Net
Changes in the year ended December 31, 2019		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2019		654,854,659	57,932,689	8,438,832	2,146,295,618	33,921,524	17,654,672	2,919,097,994
	Increases other than those from business combinations	153,074,293	—	—	(127)	—	—	153,074,166
	Increase (decrease) from net foreign exchange differences	(55,056)	(15,144)	(25,367)	(205,534)	(99,087)	—	(400,188)
	Depreciation	—	—	(805,507)	(99,335,330)	(3,073,899)	(1,072,839)	(104,287,575)
	Impairment losses recognized in profit or loss	(32,225,073)	—	—	(247,795,190)	—	—	(280,020,263)
	Increases (decreases) from transfers and other changes	(44,686,867)	4,151,834	22,879,420	17,534,668	120,945	—	—
Change	Increases (decreases) from transfers from construction in process	(44,686,867)	4,151,834	22,879,420	17,534,668	120,945	—	—
	Disposals and withdrawals from service	—	(406,656)	—	(948,350)	(837,345)	—	(2,192,351)
	Disposals	—	(406,656)	—	(948,350)	—	—	(1,355,006)
	Removals	—	—	—		(837,345)	—	(837,345)
	First time adoption IFRS 16	—	—	—	—	—	—	—
	Hyperinflation Argentine societies	—	—	—	1,132,453	—	1,458,988	2,591,441
	Other increases (decrease)	(892,339)		(1)	63,035,959	(2,042,099)	(321,029)	59,780,491
	Total changes	75,214,958	3,730,034	22,048,545	(266,581,451)	(5,931,485)	65,120	(171,454,279)
Closing balance as of December 31, 2019		730,069,617	61,662,723	30,487,377	1,879,714,167	27,990,039	17,719,792	2,747,643,715

							Other Property,	Property,
		Construction in	Land	Buildings, Net	Plant and	Fixtures and	Plant and	Plant and
		Progress			Equipment, Net	Fittings, Net	Equipment under	Equipment,
							Finance Leases, Net	Net
Changes in the year ended December 31, 2018		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2018		554,424,935	52,063,679	9,029,526	2,117,017,034	37,160,396	18,508,931	2,788,204,501
	Increases other than those from business combinations	223,154,320	5,893,739	—	46,227	—	—	229,094,286
	Increase (decrease) from net foreign exchange differences	(129,401)	(35,406)	(61,194)	(790,755)	106,382	—	(910,374)
	Depreciation (*)	—	—	(611,036)	(108,405,979)	(1,636,624)	(854,258)	(111,507,897)
	Increases (decreases) from transfers and other changes	(135,136,356)	—	81,534	135,214,591	(159,769)	—	—
Change	Increases (decreases) from transfers from construction in process	(135,136,356)	—	81,534	135,214,591	(159,769)	—	—
	Disposals and withdrawals from service	763	—	—	(527,470)	(1)	—	(526,708)
	Disposals	—	—	—	(527,469)	—	—	(527,469)
	Removals	763	—	—	(1)	(1)	—	761
	First time adoption IFRS 16	—	—	—	—	—	—	—
	Hyperinflation Argentine societies	—	—	—	1,912,829	—	—	1,912,829
	Other increases (decrease)	12,540,398	10,677	2	1,829,141	(1,548,860)	(1)	12,831,357
	Total changes	100,429,724	5,869,010	(590,694)	29,278,584	(3,238,872)	(854,259)	130,893,493
Closing balance as of December 31, 2018		654,854,659	57,932,689	8,438,832	2,146,295,618	33,921,524	17,654,672	2,919,097,994

Additional information about Property, Plant and Equipment, net

17.1       Principal investments

Material investments in the electricity generation business in Chile include developments in the program to create new capacity, including progress on the construction of the Los Cóndores hydroelectric plant, which will use the resources of the Maule Lagoon and will have approximately installed capacity of 150 MW. The construction involved additions of ThCh$91,638,411 for the year ended December 31, 2019 (ThCh$142,578,993 for the year ended December 31, 2018).

17.2       Capitalized costs

a)	Capitalized borrowing costs:

Capitalized borrowing costs during the years ended December 31, 2019, 2018 and 2017, amounted to ThCh$9,321,354,  ThCh$6,523,443 and ThCh$4,078,463, respectively. Weighted average capitalization rate varied from 7.71%  to 8.00% for the year ended December 31, 2019 and from 7.71% to 7.12% for the year ended December 31, 2018 (see Note 32).

b)	Capitalized personnel expenses:

Personnel expenses directly related to the construction capitalized during the years ended December 31, 2019, 2018 and 2017 amounted to ThCh$4,673,011,  ThCh$7,449,013 and ThCh$7,226,484, respectively.

17.3 Right-of-use assets:

The following is the detail of the right-of-use assets net as of December 31, 2019:

	Land	Other Plants and Equipments, net	Right-of-use assets, Net
Changes in 2019	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2019 before application of IFRS 16	2,758	17,651,914	17,654,672
Effects first time adoption IFRS 16	-	1,458,988	1,458,988
Opening balance as of January 1, 2019 after application of IFRS 16	2,758	19,110,902	19,113,660
Inversions (decreases) for foreign currency translation difference, net	-	-	-
Depreciation	(545)	(1,072,294)	(1,072,839)
Other increases (decreases)	91	(321,120)	(321,029)
Total changes	(454)	(1,393,414)	(1,393,868)
Balance as of December 31, 2019	2,304	17,717,488	17,719,792

As of December 31, 2019, the following are the main right-of-use assets and lease liabilities:

A contract for Electric Transmission Lines and Installations (Ralco-Charrúa 2x220 KV), made between Enel Generación Chile S.A. and Transelec S.A. is the contract has a 20-year term and accrues interest at an annual rate of 6.5%. This contract qualified as a financial liability as of December 31, 2019 and 2018, as per the application of IAS 17 and IFRS 16, respectively.

In addition, as a result of the application of IFRS 16 (see Notes 2.2.a.i. and 3.e), the Group recognized as of January 1, 2019 right-of-use assets in the amount of ThCh$1,458,988, related to property, plant and equipment.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2019			12-31-2018
		Unearned	Present		Unearned	Present
	Gross	Interest	Value	Gross	Interest	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	3,221,198	526,482	2,694,716	2,779,080	612,806	2,166,274
From one to two years	3,065,057	363,742	2,701,315	2,779,080	471,998	2,307,082
From two to three years	3,063,925	190,536	2,873,389	2,779,080	322,037	2,457,043
From three to four years	5,400,635	33,948	5,366,687	7,726,436	180,386	7,546,050
From four to five years	68,375	13,361	55,014	—	—	—
More than five years	685,338	66,634	618,704	—	—	—
Total (*)	15,504,528	1,194,703	14,309,825	16,063,676	1,587,227	14,476,449

17.4       Short-term and low value leases

The consolidated statement of income for the year ended December 31, 2019 includes short-term lease expenses in the amount of ThCh$602,493, related to variable payments of leases which are exempted from the application of IFRS 16 (see Note 2.2.a.i). As of December 31, 2018, the amount recognized in profit or loss was ThCh$2,066,713, from leases of assets qualifying as operating leases, in accordance with IAS 17.

As of December 31, 2019 the total future lease payments under these contracts are as follows:

Years	12-31-2019
ThCh$
Less than one year	788,157
From one to two years	—
From two to three years	—
From three to four years	—
From four to five years	—
More than five years	—
Total	788,157

17.5       Other information

1.

As a result of the public disorders that have affected Chile since October 18, 2019, fixed assets worth ThCh$ 837,345 were written off for the year ended  December 31, 2019 (see Note 30). There are insurers involved, who  are conducting an investigative process that is part of the settlement of the claims .

2.

On June 4, 2019, Enel Generación Chile and GasAtacama Chile (merged into Enel Generación Chile in September 2019) signed an agreement whereby both companies, in line with their own sustainability strategy and strategic plan, and the Ministry of Energy, regulated how to proceed with respect to the progressive closures of the Tarapacá, Bocamina I and Bocamina II coal generating units (hereinafter, Tarapacá, Bocamina I and Bocamina II).

The agreement is subject to the   condition precedent that the regulation of power transfers between generation companies enters into full effect, establishing, among other things, the essential conditions to ensure non-discriminatory treatment between the different generators and define the Strategic Reserve Status. Therefore, the Enel Generación and GasAtacama Chile were normally and irrevocably bound to  the final closures of Bocamina I and Tarapacá, respectively, from the National Electric System, establising deadlines of May 31, 2020 for the Tarapacá plant and December 31, 2023 for the Bocamina I plant.

The Group’s intention is to accelerate the closures of Tarapacá and Bocamina I, in full coordination with the CNE.  In this context, on June 17, 2019 GasAtacama Chile requested the CNE to permit final retirement, disconnection and cessation of operation of the Tarapacá plant to be carried out in advance, as of December 31, 2019. On July 26, 2019, through Exempt Resolution No. 450 and in accordance with the provisions of article 72 -18 of Electric Law, the CNE authorized the final retirement, disconnection and cessation of operation of the Tarapacá coal fired generating unit as of December 31, 2019.

As a result of the foregoing, the Group recorded an impairment loss of ThCh$197,188,542 and ThCh$ 82,831,721 to adjust the carrying amount of the capitalized investment in Tarapacá and Bocamina I, respectively, to their recoverable values.

The goal for early Bocamina II’s retirement is targeted to be no later than December 31, 2040. All above subject to the authorization established in Electric Law. The financial effects will depend on factors that influence the behavior of the electricity market, such as, among others, the price of fuels, hydrological conditions, the growth of electricity demand and international inflation rates, which to date are not possible to determine.

Notwithstanding the foregoing, the useful lives of the Bocamina II assets were adjusted, so that in no case will depreciation be recorded for a date beyond December 31, 2040. This decision implied recognizing a larger amount of depreciation at December 31, 2019 of  ThCh$4,083,855.

3.	As of December 31, 2019 and 2018 the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$82,032,379 and ThCh$166,392,958, respectively.
4.	As of December 31, 2019, and 2018 Enel Generación Chile S.A. does not have property, plant and equipment that was pledged as security for liabilities.
5.

The Company and its domestic subsidiaries have insurance contracts in place that provide policies covering against all risks, earthquakes and machinery breakdowns, with a limit of € 1,000 million, including insurance against damages from business interruption. Additionally, the Company has Civil Liability insurance in place to cover third-party claims with a limit of € 200 million, and with a limit of € 500 million to cover claims resulting from overflows of dams owned by the Company or its subsidiaries, and with a limit of € 20 million in the case of Environmental Civil Liability. The premiums associated with these policies are recorded proportionally in each company under pre-paid expenses.

6.

The condition of certain assets of the Company changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, the Company recognized an impairment loss of ThCh$ 43,999,600 for these assets, which is still has not reversed. (see Note 3.d).

7.

At the end of 2014, Enel Generación Chile recognized an impairment loss of ThCh$ 12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project is not fully aligned with the strategy that the Company is reformulating; particularly, with regard to technological leadership, and to community and environmental sustainability. Enel Generación Chile S.A. has decided to suspend the project as its profitability is still unclear (see Note 3.d).

8.

As of December 31, 2015, Enel Generación Chile recognized an impairment loss of ThCh$ 2,522,445 related to the Waiwen wind project. This impairment loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, its profitability is uncertain.

9.

In line with its sustainability strategy and in order to develop community relations, Enel Generación Chile has decided to research new design alternatives for the Neltume project, in particular regarding the issue of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

To start a new phase of research of an alternative project, which includes the discharge of water on the Fuy River in late December 2015, the Company withdrew the Environmental Impact Study. This decision applies only to the portion of the Neltume project related to the power plant and not to portion related to the transmission project, which continues its course on handling in the Environmental Assessment Service.

As a result of the above, as of December 31, 2015, Enel Generación Chile recognized a loss of ThCh$2,706,830, associated with the write down of certain assets related to Environmental Impact Study, which has been withdrawn and to other studies directly linked to the old design of assets.

Consequently, in line with the new sustainability strategy and as a result of sustained dialog with the communities, the Company’s projects in the territory, namely Neltume and Choshuenco, have good prospects from a social community point of view. However, given the current condition of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is lower than the total capitalized investment in them. As a result, at the end of 2016, the Group recognized an impairment loss of ThCh$ 20,459,461 associated with the Neltume project and ThCh$ 3,748,124 associated with the Choshuenco project.

At the end of 2017, after a deep analysis during the last months, Enel Generación Chile determined to abandon the Neltume project; a decision justified mainly by the high-sustained competitiveness in the Chilean electricity market, which was ratified in November 2017 with the result of the last tender of Electric Distributors. Added to the above, there is the time associated with developing the alternative water discharge, considering a period of no less than 5 years, given the necessity to request and obtain a transfer of the current water right and commission a new Environmental Impact Study. The abandonment implied the recognition of a ThCh$ 21,975,640 loss, with the purpose of reducing to zero the net book value of the assets associated with the project.

Additionally, the Group also decided to abandon the Choshuenco project, mainly because the strong synergies considered with the Neltume hydroelectric project would not exist anymore and make it not viable. This decision involved recognizing a loss of ThCh$3,130,270, with the purpose of reducing the net book value of the assets associated with the project to zero.

10.

On August 31, 2016, Enel Generación Chile S.A. decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was taken because of, among other aspects evaluated, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local community support. As a result, the Group wrote-off a total amount of ThCh$ 32,834,160 of property, plant and equipment and ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized.

11.

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

On the other hand, the Group decided to write off 100% of capitalized investment in the Tames and Totoralillo thermal projects that until now were held in its portfolio. These projects were being developed within the framework of the public land concessions offered by the National Heritage Ministry in 2013. The amount of the write-off was ThCh$ 1,096,137 and arose as a result of the current conditions in the Chilean electricity market, lack of future viability of this type of technology (steam-coal) and high development costs, which make these projects unfeasible. In addition, Enel Generación Chile recognized a provision of ThCh$2,244,900 for the fines to be paid upon withdrawing from the concessions related to these projects. During fiscal year 2017, the Ministry of National Assets and Enel Generación Chile, agreed to extinguish onerous concessions by mutual agreement, and fines were not applied.

18.   DEFERRED TAXES

a)	The following is the analysis of deferred income tax assets/(liabilities) presented in the consolidated statements of financial position as of December 31, 2019 and 2018

				Changes					Balance as of December 31, 2019
	Net balance as of	Inicial	Net balance	Increase	Increase	Foreign	other	Closing balance
	January 1, 2019	application IFRS 9	restated as of	(decrease) in	(decrease) in	Currency	increase	as of 12/31/2019	Deferred tax	Deferred Tax
		and IAS 29	January 1, 2019	in profit or loss	other	Translation	(decrease)		assets	Liabilities
					comprehensive
					income
Deferred tax assets/(liabilities)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(212,358,098)	-	(212,358,098)	28,061,878	-	1,037,949	24,267	(183,234,004)	-	(183,234,004)
Obligations for post-employment benefits	1,373,395	-	1,373,395	181,469	984,610	-	-	2,539,474	2,539,474	-
Tax loss	-	-	-	-	-	-	-	-	-	-
Provisions	24,869,371	-	24,869,371	17,431,416	-	-	4,452,436	46,753,223	46,753,223	-
Dismantling Provision	21,463,326	-	21,463,326	17,267,657	-	-	-	38,730,983	38,730,983	-
Provision for doubtful trade accounts	500,412	-	500,412	175,867	-	-	-	676,279	676,279	-
Provision of Human Resources accounts	2,761,908	-	2,761,908	(35,772)	-	-	514	2,726,650	2,726,650	-
Other Provisions	143,725	-	143,725	23,664	-	-	4,451,922	4,619,311	4,619,311	-
Other Deferred tax	2,627,930	-	2,627,930	5,695,353	1	-	(4,476,703)	3,846,581	9,880,324	(6,033,743)
Tax Credit	-	-	-		-	-	-	-	-	-
Deferred income	385,412		385,412	(378,014)	-	-	-	7,398	7,398	-
Assets classified as held to distribute to owners (*)	-	-	-	-	-	-	-	-	-	-
Monetary Correction - Argentina	(425,688)	-	(425,688)	(207,915)	-	-	(24,267)	(657,870)		(657,870)
Other Deferred Taxes	2,668,206	-	2,668,206	6,281,282	1	-	(4,452,436)	4,497,053	9,872,926	(5,375,873)
Deferred tax asses/(liabilities)	(183,487,402)	-	(183,487,402)	51,370,116	984,611	1,037,949	-	(130,094,726)	59,173,021	(189,267,747)
Offsetting of deferred tax assets/(liabilities)									(59,173,021)	59,173,021
Deferred tax assets/(liabilities) after offsetting								(130,094,726)	-	(130,094,726)

				Changes					Balance as of December 31, 2018
	Net balance as of	Inicial	Net balance	Increase	Increase	Foreign	other	Closing balance
	January 1, 2018	application IFRS 9	restated as of	(decrease) in	(decrease) in	Currency	increase	as of 12/31/2018	Deferred tax	Deferred Tax
		and IAS 29	January 1, 2019	in profit or loss	other	Translation	(decrease)		assets	Liabilities
					comprehensive
					income
Deferred tax assets/(liabilities)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(232,741,069)	-	(232,741,069)	20,382,971	-	-	-	(212,358,098)	11,567	(212,369,665)
Obligations for post-employment benefits	1,478,416	-	1,478,416	(192,839)	87,818	-	-	1,373,395	1,474,757	(101,362)
Tax loss	9,536,102		9,536,102	(9,536,102)	-	-	-	-	-	-
Provisions	20,314,110	52,255	20,366,365	4,503,006	-	-	-	24,869,371	24,869,371	-
Dismantling Provision	17,277,993	-	17,277,993	4,185,333	-	-	-	21,463,326	21,463,326	-
Provision for doubtful trade accounts	555,914	52,255	608,169	(107,757)	-	-	-	500,412	500,412	-
Provision of Human Resources accounts	2,373,725	-	2,373,725	388,183	-	-	-	2,761,908	2,761,908	-
Other Provisions	106,478	-	106,478	37,247	-	-	-	143,725	143,725	-
Other Deferred tax	41,118,525	(213,442)	40,905,083	(27,785,843)	4	-	(10,491,314)	2,627,930	8,695,342	(6,067,412)
Tax Credit	10,491,314	-	10,491,314		-	-	(10,491,314)	-	-	-
Deferred income	(673,896)	-	(673,896)	1,059,308	-	-	-	385,412	385,412	-
Assets classified as held to distribute to owners (*)	30,938,736	-	30,938,736	(30,938,736)	-	-	-	-	1,398,289	-
Monetary Correction - Argentina	-	(213,442)	(213,442)	(212,246)	-	-	-	(425,688)	-	(425,688)
Other Deferred Taxes	362,371	-	362,371	2,305,831	4	-	-	2,668,206	6,911,641	(5,641,724)
Deferred tax asses/(liabilities)	(160,293,916)	(161,187)	(160,455,103)	(12,628,807)	87,822	-	(10,491,314)	(183,487,402)	35,051,037	(218,538,439)
Offsetting of deferred tax assets/(liabilities)									(35,051,037)	35,051,037
Deferred tax assets/(liabilities) after offsetting								(183,487,402)	-	(183,487,402)

(*) See Note 14.b

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

b)	As of December 31, 2019, the Group does not have unrecognized deferred tax assets related to tax losses carry forward (see Note 3.o).

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$3,245,819 as of December 31, 2019  (ThCh$11,313,612 as of December 31, 2018).

Additionally, the Group has not recognized deferred tax assets for deductible temporary differences, associated with investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future, which as of December 31, 2019, totaled ThCh$127,574,264 (ThCh$242,676,148 as of December 31, 2018).

The Group entities are potentially subject to income tax audits by the Chilean tax authoritiesand are limited to three tax years after which tax audits over those years can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The tax years potentially subject to examination are 2016 trhough 2018.

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by Chilean tax authority for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, Management estimates that the liabilities, if any, that may arise from such tax audits, would not significantly impact the Group’s future results.

At the present time, tax audits are under way. The Group considers that the uncertainties associated with these audits have no significant effect on the consolidated financial statements as of December 31, 2019.

The effects of deferred tax on the components of other comprehensive income for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the year ended December 31, 2019			For the year ended December 31, 2018			For the year ended December 31, 2017
Effects of Deferred Tax on the Components of	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Income Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After	Amount Before Tax	Income Tax Expense (Benefit)	Amount After
Other Comprehensive Income	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	(4)	1	(3)	(15)	4	(11)	8	(2)	6
Cash flow hedge	(66,892,603)	18,061,004	(48,831,600)	(138,850,000)	37,616,791	(101,233,208)	97,309,516	(26,139,149)	71,170,367
Foreign currency translation	(4,310,498)	—	(4,310,498)	(5,522,334)	—	(5,522,736)	(3,690,798)	—	(3,690,798)
Actuarial income on defined-benefit pension plans	(3,646,705)	984,610	(2,662,094)	(325,252)	87,818	(237,033)	251,976	(68,034)	183,942
Income tax related to components of other income and expenses debited or credited to Equity	(74,849,810)	19,045,615	(55,804,195)	(144,697,601)	37,704,613	(106,992,988)	93,870,702	(26,207,185)	67,663,517

The reconciliation of deferred tax movements between balance sheet and comprehensive income for the years 2019, 2018 and 2017 is as follows:

	For the years ended
Reconciliation of changes in deferred taxes of components of	12-31-2019	12-31-2018	12-31-2017
other comprehensive income	ThCh$	ThCh$	ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income	984,611	87,822	(68,036)
Income tax of changes in cash flow hedge transactions (income and derivative coverage)	18,061,004	37,616,791	(26,139,149)
Total	19,045,615	37,704,613	(26,207,185)

In Chile, Law No. 20,780 was published in the Official Gazette on September 29, 2014, it changes the income tax system and other taxes, by replacing  the current tax system in 2017 with two alternative tax systems: the attributed income system and the partially integrated system.

This law gradually increases the rate of income tax on corporate income. Thus, it is increased to 21% in 2014, to 22.5% in 2015, and 24% in 2016. From 2017 taxpayers choosing the attributed income system are subject to a rate of 25%, while companies choosing the partially integrated system are subject to a rate of 25.5% in 2017 and 27% in 2018.

The law also states that corporations will automatically be subject to the partially integrated system unless a future Extraordinary Shareholders’ Meeting agrees to select the attributed income system.

Law No. 20,899 was published on February 8, 2016, simplifying the income tax system. This law among its main modifications, imposes the  partially integrated system as mandatory for corporations, cancelling the  previously available attributed income system option.

19.   OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2019 and 2018 is as follows:

	For the years ended
	12-31-2019		12-31-2018
	Current	Non-current	Current	Non-current
Other Financial Liabilities	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	46,083,325	812,387,948	43,946,822	797,023,880
Hedging derivatives (*)	48,225,766	17,464,925	81,195,765	2,629,715
Non-hedging derivatives (**)	2,026,476	124,048	207,957	159,630
Total	96,335,567	829,976,921	125,350,544	799,813,225

(*)See Note 21.2.a.

(**)See Note 21.2.b.

19.1       Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2019 and 2018 is as follows:

	Balance as of
	12-31-2019		12-31-2018
	Current	Non-current	Current	Non-current
Interest-bearing borrowings	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	4	—	4	—
Unsecured liabilities	43,388,605	800,772,841	41,780,543	784,713,705
Finance leases	2,694,716	11,615,107	2,166,275	12,310,175
Total	46,083,325	812,387,948	43,946,822	797,023,880

19.2      Bank loans by currency and contractual maturity as of December 31, 2019 and 2018 are as follows:

-	Summary of bank loans by currency and contractual maturity

					Balance as of 12-31-2019
					Current			Non-Current
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes / No)	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	No	4	-	4	-	-	-	-	-	-
				Total	4	-	4	-	-	-	-	-	-

					Balance as of 12-31-2018
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes / No)	Current			Non-Current
					Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	No	4	-	4	-	-	-	-	-	-
				Total	4	-	4	-	-	-	-	-	-

-	Identification of Bank Loans by Company

										Balance as of 12-31-2019
										Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Interest payment	Less than 90 days	More than 91 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Overdraft line (Banco Santander)	Chile	Ch$	6.00%	6.00%	At maturity	4	-	4	-	-	-	-	-	-
				Total	ThCh$					4	-	4	-	-	-	-	-	-

										Balance as of 12-31-2018
										Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Interest payment	Less than 90 days	More than 91 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Overdraft line (Banco Santander)	Chile	Ch$	6.00%	6.00%	At maturity	4	-	4	-	-	-	-	-	-
				Total	ThCh$					4	-	4	-	-	-	-	-	-

19.3       Unsecured liabilities

The detail of unsecured liabilities by currency and maturity as of December 31, 2019 and 2018 is as follows:

					Balance as of 12-31-2019
					Current			Non-current
		Effective Interest	Nominal Interest	Secured	One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	7,700,030	2,828,573	10,528,603	—	—	—	296,420,703	230,317,080	526,737,783
Chile	UF	6.00%	5.48%	No	—	32,860,002	32,860,002	31,624,776	31,624,776	31,624,776	31,624,776	147,535,954	274,035,058
				Total	7,700,030	35,688,575	43,388,605	31,624,776	31,624,776	31,624,776	328,045,479	377,853,034	800,772,841

					Balance as of 12-31-2018
					Current			Non-current
		Effective Interest	Nominal Interest	Secured	One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	No	7,144,997	2,493,452	9,638,449	—	—	—	—	487,595,270	487,595,270
Chile	UF	6.00%	5.48%	No	—	32,142,094	32,142,094	30,793,493	30,793,493	30,793,493	30,793,493	173,944,463	297,118,435
				Total	7,144,997	34,635,546	41,780,543	30,793,493	30,793,493	30,793,493	30,793,493	661,539,733	784,713,705

19.4       Secured liabilities

The detail of secured liabilities by currency and maturity as of December 31, 2019 and 2018 is as follows:

-	Summary of secured liabilities by currency and maturity

There are no secured liabilities as of December 31, 2019 and 2018.

-	Fair value measurement and hierarchy

The fair value of current and non-current bond obligations, both secured and unsecured, as of December 31, 2019 and 2018 totaled ThCh$1,081,354,659 and ThCh$966,998,354 respectively. During both periods, the obligations have been classified as Level 2 fair values based on the inputs from the valuation techniques used (see Note 3.g). Notably, these financial liabilities are measured at amortized cost. (See Note 3.f.4).

- Secured and Unsecured Liabilities by Company

										Balance as of 12-31-2019
										Current			Non-current
													One to	Two to	Three to
							Effective	Nominal	Secured	Less than	More than		two	three	four	Four to	More than
Taxpayer ID			Taxpayer ID				Interest	Interest	(Yes	90 days	90 days	Total	years	years	years	five years	five years	Total
No.	Company	Country	No.	Company	Country	Currency	Rate	Rate	/ No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	5,058,091	—	5,058,091	—	—	—	—	153,480,285	153,480,285
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	1,617,476	—	1,617,476	—	—	—	—	51,960,662	51,960,662
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	1,024,463	—	1,024,463	—	—	—	—	24,876,133	24,876,133
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	—	2,828,573	2,828,573	—	—	—	296,420,703	—	296,420,703
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	—	6,592,332	6,592,332	5,888,467	5,888,467	5,888,467	5,888,467	20,428,651	43,982,519
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	—	26,267,670	26,267,670	25,736,309	25,736,309	25,736,309	25,736,309	127,107,303	230,052,539
									Total	7,700,030	35,688,575	43,388,605	31,624,776	31,624,776	31,624,776	328,045,479	377,853,034	800,772,841

										Balance as of 12-31-2018
										Current			Non-current
													One to	Two to	Three to
							Effective	Nominal	Secured	Less than	More than		two	three	four	Four to	More than
Taxpayer ID			Taxpayer ID				Interest	Interest	(Yes	90 days	90 days	Total	years	years	years	five years	five years	Total
No.	Company	Country	No.	Company	Country	Currency	Rate	Rate	/ No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-1	US	US$	7.96%	7.88%	No	4,693,498	—	4,693,498	—	—	—	—	142,300,747	142,300,747
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-2	US	US$	7.40%	7.33%	No	1,500,880	—	1,500,880	—	—	—	—	48,131,124	48,131,124
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon S-3	US	US$	8.26%	8.13%	No	950,619	—	950,619	—	—	—	—	22,694,249	22,694,249
91.081.000-6	Enel Generación Chile S.A.	Chile	Foreign	BNY Mellon 24296	US	US$	4.32%	4.25%	No	—	2,493,452	2,493,452	—	—	—	—	274,469,150	274,469,150
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 317-H	Chile	U.F.	7.17%	6.20%	No	—	6,513,162	6,513,162	5,733,684	5,733,684	5,733,684	5,733,684	25,386,928	48,321,664
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander 522-M	Chile	U.F.	4.82%	4.75%	No	—	25,628,932	25,628,932	25,059,809	25,059,809	25,059,809	25,059,809	148,557,535	248,796,771
									Total	7,144,997	34,635,546	41,780,543	30,793,493	30,793,493	30,793,493	30,793,493	661,539,733	784,713,705

- Detail of Finance Lease Obligations

									Balance as of December 31, 2019
									Current			Non-current
												One to	Two to	Three to
							Nominal		Less than	More than		two	three	four	Four to	More than	Total Non-
Taxpayer ID			Taxpayer ID				Interest		90 days	90 days	Total Current	years	years	years	five years	five years	Current
No.	Company	Country	No.	Name	Country	Currency	Rate	Amortization	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	Monthly	606,973	1,879,323	2,486,296	2,647,907	2,820,020	5,312,211	—	—	10,780,138
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	4,067	13,237	17,304	17,966	18,335	18,713	19,097	208,057	282,168
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	12,399	24,861	37,260	33,755	34,460	35,182	35,917	410,646	549,960
91.081.000-6	Enel Generación Chile S.A.	Chile	61.216.000-7	Empresa de Ferrocarriles del Estado	Chile	UF	1.07%	Bi-Annually	1,104	557	1,661	1,123	—	—	—	—	1,123
91.081.000-6	Enel Generación Chile S.A.	Chile	78.392.580-K	Agricola el Bagual LTDA.	Chile	UF	1.91%	Annual	1,152	—	1,152	564	573	581	—	—	1,718
91.081.000-6	Enel Generación Chile S.A.	Chile	99.527.200-8	Rentaequipos Tramaca S.A.	Chile	UF	0.83%	Monthly	144,436	—	144,436	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S A.	Chile	UF	0.83%	Monthly	6,607	—	6,607	—	—	—	—	—	—
								Total	776,738	1,917,978	2,694,716	2,701,315	2,873,388	5,366,687	55,014	618,703	11,615,107

									Balance as of December 31, 2018
									Current			Non-current
												One to	Two to	Three to
							Nominal		Less than	More than		two	three	four	Four to	More than	Total Non-
Taxpayer ID			Taxpayer ID				Interest		90 days	90 days	Total Current	years	years	years	five years	five years	Current
No.	Company	Country	No.	Name	Country	Currency	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	Monthly	528,847	1,637,428	2,166,275	2,307,082	2,457,043	2,616,750	4,929,300	—	12,310,175
91.081.000-6	Enel Generación Chile S.A.	Chile	10.579.624-2	Marcelo Alberto Amar Basulto	Chile	UF	2.06%	Monthly	—	—	—	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	91.004.000-6	Productos Fernandez S.A.	Chile	UF	2.09%	Monthly	—	—	—	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	61.216.000-7	Empresa de Ferrocarriles del Estado	Chile	UF	1.07%	Bi-Annually	—	—	—	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	78.392.580-K	Agricola el Bagual LTDA.	Chile	UF	1.91%	Annual	—	—	—	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	99.527.200-8	Rentaequipos Tramaca S.A.	Chile	UF	0.83%	Monthly	—	—	—	—	—	—	—	—	—
91.081.000-6	Enel Generación Chile S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S A.	Chile	UF	0.83%	Monthly	—	—	—	—		—	—	—	—
								Total	528,847	1,637,428	2,166,275	2,307,082	2,457,043	2,616,750	4,929,300	—	12,310,175

19.5   Hedged debt

Of the U.S. dollar denominated debt held by the Group as of December 31, 2019, ThCh$536,904,233 is related to future cash flow hedges for the Group’s U.S. dollar-linked operating income (see Note 3.m). As of December 31, 2018, this amount was ThCh$498,203,587.

The following table details changes in “Reserve for cash flow hedges” for the years ended December 31, 2019, 2018 and 2017 due to exchange differences corresponding to this debt:

	12-31-2019	12-31-2018	12-31-2017
HEDGING RESERVE	ThCh$	ThCh$	ThCh$
Balance in hedging reserves (hedging income) at beginning of year	(74,214,318)	(44,278,685)	(85,790,673)
Foreign currency exchange differences recorded in net equity	(28,251,471)	(41,257,222)	28,878,949
Recognition of foreign currency exchange differences in profit (loss)	8,503,129	11,321,589	12,633,039
Balance in hedging reserves (hedging income) at year end	(93,962,660)	(74,214,318)	(44,278,685)

19.6    Other information

As of December 31, 2019 the Group had undrawn long-term lines of credit unconditionally available for use totaling ThCh$ 0 (ThCh$ 138,954,000 as of December 31, 2018).

19.7   Future undiscounted debt flows

The following table shows the estimates of undiscounted cash flows by type of financial debt:

-	Secured and unsecured bank loans

				Balance as of 12-31-2019
				Current			Non-Current
Country	Currency	Nominal Interest Rate	Secured (Yes / No)	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	No	4	-	4	-	-	-	-	-	-
			Total	4	-	4	-	-	-	-	-	-

				Balance as of 12-31-2018
				Current			Non-Current
Country	Currency	Nominal Interest Rate	Secured (Yes / No)	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	No	4	-	4	-	-	-	-	-	-
			Total	4	-	4	-	-	-	-	-	-

Summary of secured and unsecured liabilities

					Balance as of 12-31-2019
					Current			Non-current
					One to	Three to			Two to
		Effective	Nominal		three	twelve		One to	three	Three to	Four to five	More than
		Interest	Interest	Secured	months	months	Total	two years	years	four years	years	five years	Total
Country	Currency	Rate	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.00%	6.90%	No	7,935,743	23,807,227	31,742,970	31,742,969	31,742,969	31,742,969	317,085,500	491,144,626	903,459,033
Chile	UF	6.00%	5.48%	No	21,802,800	33,021,797	54,824,597	52,420,069	50,015,543	47,611,017	45,206,491	201,354,595	396,607,715
				Total	29,738,543	56,829,024	86,567,567	84,163,038	81,758,512	79,353,986	362,291,991	692,499,221	1,300,066,748

					Balance as of 12-31-2018
					Current			Non-current
					One to	Three to			Two to
		Effective	Nominal		three	twelve		One to	three	Three to	Four to five	More than
		Interest	Interest	Secured	months	months	Total	two years	years	four years	years	five years	Total
Country	Currency	Rate	Rate	(Yes/No)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.00%	6.90%	No	7,557,992	22,673,976	30,231,968	30,231,967	30,231,967	30,231,967	30,231,967	763,227,018	884,154,886
Chile	UF	6.00%	5.48%	No	6,603,562	49,871,556	56,475,118	54,036,540	51,597,963	49,159,386	46,720,808	224,787,689	426,302,386
				Total	14,161,554	72,545,532	86,707,086	84,268,507	81,829,930	79,391,353	76,952,775	988,014,707	1,310,457,272

Summary of finance lease

				Balance as of December 31, 2019
				Current			Non-current
		Nominal Interest	Secured (Yes/No)	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.50%	No	795,505	2,384,881	3,180,386	3,175,864	3,171,049	6,075,307	—	—	12,422,220
Chile	UF	1.50%	No	57,054	169,785	226,839	71,721	70,799	69,656	68,520	651,781	932,477
			Total	852,559	2,554,666	3,407,225	3,247,585	3,241,848	6,144,963	68,520	651,781	13,354,697

				Balance as of December 31, 2018
				Current			Non-current
		Nominal Interest	Secured (Yes/No)	Less than 90 days	More than 90 days	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
Country	Currency	Rate		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.50%	No	760,090	2,278,842	3,038,932	3,034,977	3,030,765	3,026,279	5,044,764	—	14,136,785
			Total	760,090	2,278,842	3,038,932	3,034,977	3,030,765	3,026,279	5,044,764	—	14,136,785

20.   RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks. The main principles in the Group’s risk management policy include the following:

-	Compliance with good corporate governance standards.
-	Strict compliance with all the Group’s internal policies.
-	Each business and corporate area determines:
i)	The markets in which it can operate based on its knowledge and ability to ensure effective risk management,
ii)	Criteria regarding counterparties, and
iii)	Authorized operators.
-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.
-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.
-

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Group policies, standards, and procedures.

20.1       Interest rate risk

The changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

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

The financial debt structure of the Group detailed by fixed and/or hedged and floating interest rate on total net debt, net of hedging derivative instruments, is as follows:

Gross position

	Balance as of
	12-31-2019	12-31-2018
	%	%
Fixed interest rate	94%	93%

20.2       Exchange rate risk

Exchange rate risks principally involve the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.
-	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.
-	Revenues in Group companies directly linked to changes in currencies other than those of its cash flows.

In order to mitigate foreign currency exchange rate risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

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

In order to reduce the risk in situations of extreme drought, the Company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender agreements, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Company is constantly analyzing whether it is in its best interest to use hedging to lessen the impacts that these price swings have on its results.

As of December 31, 2019 there were current transactions for 1,412 kTon of API2 to be settled in 2020, 1,059 kTon of Brent to be settled in 2020 and 4.79 TBtu of HH to be settled in 2020.

As of December 31, 2018 there were current transactions for 432 kTon of API2 to be settled in 2019, 994 kBbl of Brent to be settled in 2019, 225 kTon of BCI7 to be settled in 2019 and 0.2 TBtu of HH to be settled in 2019 (figures considered net hedged position).

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

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Note 19 and appendix N 4).

As of December 31, 2019 the Group has a liquidity position in cash and cash equivalents of ThCh$13,487,584. As of December 31, 2018, the Group had liquidity consisting of cash and cash equivalents of ThCh$151,989,905 and unconditionally available long-term credit lines for ThCh$ 138,954,000.

20.5       Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short-term period of collections from customers, resulting in non-significant cumulative receivables amounts.

Regulators allow energy service to customers with outstanding payments to be suspended, and most contracts have termination clauses for payment default. The Group monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very limited.

Financial assets, other than trade receivables:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

Banks having investment grade ratings from the three main international rating agencies (Moody’s, S&P and Fitch) are considered in the investment selection process.

Investments may be backed with Chilean treasury bonds and/or with commercial paper issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

20.6       Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Group, thereby reducing volatility in the income statement.

The portfolio of positions included for purposes of calculating the current VaR consists of the following:

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

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables based on the scenarios with observable inputs for a same period (quarter) during five (5) years.

The one-quarter 95%-confidence VaR number is calculated as the 5% percentile of the potential quarterly variations in the fair value of the portfolio in one quarter.

Given the aforementioned assumptions, the one quarter VaR of the positions discussed above was ThCh$ 73,011,293.

This amount represents the potential increase of the debt and derivatives portfolio, thus these VaRs are inherently related, among other factors, to the portfolio’s value at each quarter’s end.

21.   FINANCIAL INSTRUMENTS

21.1       Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2019 and 2018 is as follows:

	Balance as of 12-31-2019
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Equity instruments	—	—	127,854	—
Trade and other receivables	—	494,625,341	—	—
Derivative instruments	1,573,704	—	1,323,556	—
Other financial assets	—	36,121	—	—
Total current	1,573,704	494,661,462	1,451,410	—

Equity instruments	—	—	2,326,480	—
Trade and other receivables	—	163,269,600	—	—
Derivative instruments	—	—	—	4,862,949
Total non-current	—	163,269,600	2,326,480	4,862,949

Total	1,573,704	657,931,062	3,777,890	4,862,949

	Balance as of 12-31-2018
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Equity instruments	—	—	269,031	—
Trade and other receivables	—	371,656,536	—	—
Derivative instruments	1,491,497	—	1,423,613	38,169,894
Other financial assets	—	84,580	—	—
Total current	1,491,497	371,741,116	1,692,644	38,169,894

Equity instruments	—	—	2,326,484	—
Trade and other receivables	—	1,156,638	—	—
Derivative instruments	36,086	—	—	—
Total non-current	36,086	1,156,638	2,326,484	—

Total	1,527,583	372,897,754	4,019,128	38,169,894

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2019 and 2018 is as follows:

	Balance as of 12-31-2019
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial liabilities at fair value with changes in other comprehensive income	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	46,083,325	—	—
Trade and other current payables	—	356,829,694	—	—
Derivative instruments	2,026,476	—	8,924,831	48,225,766
Total current	2,026,476	402,913,019	8,924,831	48,225,766

Interest-bearing loans	—	812,387,948	—	—
Trade and other current payables	—	2,497,662	—	—
Derivative instruments	124,048	—	—	17,464,925
Total non-current	124,048	814,885,610	—	17,464,925

Total	2,150,524	1,217,798,629	8,924,831	65,690,691

	Balance as of 12-31-2018
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial liabilities at fair value with changes in other comprehensive income	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	43,946,822	—	—
Trade and other current payables	—	419,006,236	—	—
Derivative instruments	756,005	—	7,161,949	81,195,765
Other financial liabilities	—	—	—	—
Total current	756,005	462,953,058	7,161,949	81,195,765

Interest-bearing loans	—	797,023,880	—	—
Trade and other current payables	—	450,421	—	—
Derivative instruments	159,630	—	—	2,629,715
Total non-current	159,630	797,474,301	—	2,629,715

Total	915,635	1,260,427,359	7,161,949	83,825,480

21.2       Derivative instruments

The risk management policy of Enel Generación Chile primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Group classifies its derivatives as follows:

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

a)       Assets and liabilities for hedge derivative instruments

As of December 31, 2019 and 2018, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	Balance as of 12-31-2019				Balance as of 12-31-2018
	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	—	4,862,949	48,225,766	17,464,925	38,169,894	—	81,195,765	2,629,715
Cash flow hedge	—	4,862,949	48,225,766	17,464,925	38,169,894	—	81,195,765	2,629,715
Total	—	4,862,949	48,225,766	17,464,925	38,169,894	—	81,195,765	2,629,715

-	General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of	Description of		Fair value of hedged item	Fair value of hedged item
hedging	hedging	Description of	12-31-2019	12-31-2018	Type of risks
instrument	instrument	hedged item	ThCh$	ThCh$	hedged
SWAP	Exchange rate	Unsecured liabilities (bonds)	(9,530,240)	(18,892,399)	Cash flow
FORWARD	Exchange rate	Revenues	(51,297,502)	(26,763,187)	Cash flow

For the years ended December 31, 2019 and 2018, the Group did not recognize significant gains or losses for ineffective cash flow hedges.

b)       Financial derivative instrument assets and liabilities at fair value through profit or loss

As of December 31, 2019 and 2018, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	Balance as of
	12-31-2019				12-31-2018
	Asset		Liabilities (*)		Asset		Liabilities
	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$
Non-hedging derivative instruments	—	—	2,026,476	124,048	41,022	36,086	207,957	159,630
Total	—	—	2,026,476	124,048	41,022	36,086	207,957	159,630

(*) These derivative instruments correspond to forward contracts entered into by the Group, whose purpose is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic background, they do not qualify as accounting hedge because they do not strictly comply with the accounting hedge requirements established in IFRS 9 “Financial Instruments”.

c)       Other disclosures on financial derivatives

The following tables present the fair value of hedging and non-hedging financial derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2019 and 2018:

	Balance as of 12-31-2019
		Notional value
	Fair value	Less than one year	1 - 2 years	2 - 3 years	4 - 5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:	(60,827,742)	490,799,070	40,581,708	—	517,637,686	1,049,018,464
Cash flow hedges	(60,827,742)	490,799,070	40,581,708	—	517,637,686	1,049,018,464
Derivatives not designated for hedge accounting	(2,150,524)	31,746,086	2,061,840	—	—	33,807,926
Total	(62,978,266)	522,545,156	42,643,548	—	517,637,686	1,082,826,390

	Balance as of 12-31-2018
		Notional value
	Fair value	Less than one year	1 - 2 years	2 - 3 years	4 - 5 years	Total
Financial derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedges:	(45,655,586)	1,227,557,071	76,355,223	—	—	1,303,912,294
Cash flow hedges	(45,655,586)	1,227,557,071	76,355,223	—	—	1,303,912,294
Derivatives not designated for hedge accounting	(290,478)	34,525,045	29,457,793	1,913,220	—	65,896,058
Total	(45,946,064)	1,262,082,116	105,813,016	1,913,220	—	1,369,808,352

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

The following table presents financial assets and liabilities measured at fair value as of December 31, 2019 and 2018:

		Fair value measured at end of
	Balance as of	reporting period using:
	12-31-2019	Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	4,862,949	—	4,862,949	—
Financial derivatives not designated for hedge accounting	—	—	—	—
Commodity derivatives designated as non-cash flow hedge	1,573,704	—	1,573,704	—
Commodity derivatives designated as cash flow hedges	3,520,508	—	3,520,508	—
Available-for-sale financial assets, non-current		—	—	—
Equity instruments at fair value with changes in other comprehensive income	2,454,334	2,326,480	127,854
Total	12,411,495	2,326,480	10,085,015	—

Financial Liabilities
Financial derivatives designated as cash flow hedges	65,690,691	—	65,690,691	—
Financial derivatives not designated for hedge accounting	—	—	—	—
Commodity derivatives designated as non-cash flow hedge	2,150,524	—	2,150,524	—
Commodity derivatives designated as fair value hedge	8,924,831	—	8,924,831	—
Total	76,766,046	—	76,766,046	—

		Fair value measured at end of
	Balance as of	reporting period using:
	12-31-2018	Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	38,169,894	—	38,169,894	—
Financial derivatives not designated for hedge accounting	77,109	—	77,109	—
Commodity derivatives designated as non-cash flow hedge	1,450,474	—	1,450,474	—
Commodity derivatives designated as cash flow hedges	1,423,613	—	1,423,613	—
Available-for-sale financial assets, non-current	—	—	—	—
Equity instruments at fair value with changes in other comprehensive income	2,595,515	2,326,484	269,031
Total	43,716,605	2,326,484	41,390,121	—

Financial Liabilities
Financial derivatives designated as cash flow hedges	83,825,480	—	83,825,480	—
Financial derivatives not designated for hedge accounting	367,587	—	367,587	—
Commodity derivatives designated as non-cash flow hedge	548,048	—	548,048	—
Commodity derivatives designated as fair value hedge	7,161,949	—	7,161,949	—
Total	91,903,064	—	91,903,064	—

22.   TRADE AND OTHER PAYABLES

The detail of trade and other payables as of December 31, 2019 and 2018 is as follows:

	Current		Non-Current
			One to five years
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
Trade and other payables	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	44,207,683	66,627,358	—	—
Fuel and gas suppliers	55,179,023	39,787,839	—	—
Payables to tax authorities other than Corporate Income Tax	—	—	—	—
Accounts payable for goods and services	25,912,319	32,379,106	—	6,765
Accounts payable for asset purchases	79,551,463	112,047,422	—	—
Sub total	204,850,488	250,841,725	—	6,765

Other payables
Dividends payable to non-controlling interests	6,568,250	9,357,160	—	—
Deposits in guarantee	183,514	183,514	—
Accounts payable to staff	12,478,296	12,745,222	2	—
Other payables	3,806,794	2,203,997	—	443,656
Sub total	23,036,854	24,489,893	2	443,656

Total trade and other payables	227,887,342	275,331,618	2	450,421

See Note 20.4 for the description of the liquidity risk management policy.

The detail of payments due and paid as of December 31, 2019 and 2018 is presented in Appendix 5.

23.   PROVISIONS

a)	The detail of provisions as of December 31, 2019 and 2018 is as follows:

	Current		Non-Current
	12-31-2019	12-31-2018	12-31-2019	12-31-2018
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings	2,320,885	3,884,018	—	—
Decommissioning or restoration (*)	—	—	143,448,085	79,493,801
Other provisions	1,298,849	1,298,849	—	—
Total	3,619,734	5,182,867	143,448,085	79,493,801

(*)See Note 3.a.

Provision for legal proceedings mainly consist of the contingencies related to the lawsuits on administrative sanctions.

The provisions for decommisioning originate from the fact that, considering the new environmental institutional in Chile, the scope of the rights and obligations associated with environmental licenses have been clarified in recent times. In light of the foregoing, the provisions have been adjusted to reflect the best estimate at the closing date of the financial statements.

The expected amount of any cash disbursement related to the foregoing provisions in uncertain and depends on the resolution of specific issues related to each of them. For example, in the specific case of litigation, this depends on the final resolution of the corresponding legal claim. Management considers that the provisions recognized in the financial statements adequately cover the corresponding risks.

b)	Changes in provisions for the years ended December 31, 2019, and 2018 are as follows:

	Legal Proceedings	Decommissioning and Restoration	Other Provisions	Total
Changes in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2019	3,884,018	79,493,801	1,298,849	84,676,668
Increase (decrease) in existing provisions (1)	1,352,937	60,165,484	—	61,518,421
Provisions used	(165,748)	(31,436)	—	(197,184)
Reversal of Not Used Provision (2)	(2,737,242)	—	—	(2,737,242)
Increase for adjustment to value of money over time	—	3,820,236	—	3,820,236
Foreign currency translation	(13,080)	—	—	(13,080)
Total changes in provisions	(1,563,133)	63,954,284	—	62,391,151
Balance as of December 31, 2019	2,320,885	143,448,085	1,298,849	147,067,819

	Legal Proceedings	Decommissioning and Restoration	Other Provisions	Total
Changes in Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2018	3,497,786	63,992,567	1,798,849	69,289,202
Increase (decrease) in existing provisions	991,032	12,485,197	—	13,476,229
Provisions used	(315,412)	—	(500,000)	(815,412)
Reversal of Not Used Provision	(259,419)	—	—	(259,419)
Increase for adjustment to value of money over time	—	3,016,037	—	3,016,037
Foreign currency translation	(29,969)	—	—	(29,969)
Total changes in provisions	386,232	15,501,234	(500,000)	15,387,466
Balance as of December 31, 2018	3,884,018	79,493,801	1,298,849	84,676,668

(1)

The ThCh$ 60,165,484 variation of the provisions for dismantling or restoration work during the year endedn December 31, 2019 is mainly due to the increase in disbursements expected for the early closure of the Tarapacá and Bocamina I plants, which is part of the Group's agreement with the Ministry of Energy for the progressive closure of coal-fired power plants (see Note 17.5.2); and to a lesser extent due to an increase in the present value of the provisions, due to a low discount rates applied.

(2)	Corresponds to reversals of provisions for Litigation.

24.   EMPLOYEE BENEFIT OBLIGATIONS

24.1     General information

The Group provides various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

-	Defined benefit plans:

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a minimum service vesting requirement period, which depending on the company, varies within a range from 5 to 15 years.

Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security system.

24.2     Details, changes and presentation in financial statements

a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2019 and 2018 are as follows:

Post-employment obligations	12-31-2019	12-31-2018
	ThCh$	ThCh$
Post-employment obligations long term	19,143,273	14,610,975
Compensation for years of services	14,354,260	9,872,878
Health Plans	3,063,854	3,143,113
Energy Supply Plans	1,725,159	1,594,984

Total Post-employment obligations, net	19,143,273	14,610,975

b)	The balance and changes in post-employment defined benefit obligations as of and for the years ended December 31, 2019 and 2018 are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Balance as of December 31, 2017	14,875,948
Current service cost	680,467
Net interest cost	695,935
Actuarial gains from changes in financial assumptions	145,338
Actuarial gains from changes in seniority adjustments	179,914
Contributions paid by the Company	(1,925,219)
Past service costs	(39,060)
Transfer of personnel	(2,348)
Closing balance as of December 31, 2018	14,610,975
Current service cost	756,654
Net interest cost	747,373
Actuarial gains from changes in financial assumptions	1,250,166
Actuarial gains from changes in seniority adjustments	2,396,539
Contributions paid by the Company	(1,251,195)
Past service costs	760,068
Transfer of personnel	(127,307)
Closing balance as of December 31, 2019	19,143,273

The Group companies make no contributions to funds for financing the payment of these benefits.

c)	The following amounts were recognized in the consolidated statement of comprehensive income for continuing and discontinued operations for the years ended December 31, 2019, 2018 and 2017:

	For the year ended
	12-31-2019	12-31-2018	12-31-2017
Expense Recognized in Comprehensive Income Statement	ThCh$	ThCh$	ThCh$
Current service cost for defined benefits plan	756,654	680,467	790,850
Interest cost for defined benefits plan	747,373	695,935	691,075
Past service costs	760,068	(39,060)	—
Expenses recognized in the Statement of Income	2,264,095	1,337,342	1,481,925
Losses from remeasurement of defined benefit plans	3,646,705	325,252	(251,976)
Total expense recognized in Comprehensive Income Statement	5,910,800	1,662,594	1,229,949

24.3     Other disclosures

Actuarial assumptions

As of December 31, 2019 and 2018 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile
Actuarial assumptions	12-31-2019	12-31-2018
Discount rates used	3.40%	4.70%
Expected rate of salary increases	3.80%	3.80%
Mortality tables	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014
Expected rotation rate	5.4%	4.0%

Sensitivity

As of December 31, 2019, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$1,343,403 (ThCh$905,602 as of December 31, 2018) if the rate rises and an increase of ThCh$1,535,060  (ThCh$1,034,800  as of December 31, 2018) if the rate falls.

Future disbursements

Acording to the available estimate the disbursements for defined benefit plans will increase to ThCh$2,022,131 for 2019 period.

Term of commitments

The Group’s obligations have a weighted average term of 7.76 years, and the flow for benefits for the next 10 years and beyond expected to be as follows:

Years	ThCh$
1	2,022,131
2	1,865,173
3	1,639,401
4	1,324,178
5	1,835,230
6 to 10	6,834,655

25.   TOTAL EQUITY

25.1     Equity attributable to the Parent

25.1.1     Subscribed and paid-up capital and number of shares

As of December 31, 2019, shareholders of the capital of the Company was ThCh$ 552,777,321, divided into 8,201,754,580 fully subscribed and paid no par value shares listed at the Santiago Stock Exchange and the Electronic Stock Exchange and in the form of ADRs on the New York Stock Exchange (NYSE).

As a result of the Spin-Off, share premium, raised from capital contributions made in 1986 and 1994, which amounted to ThCh$ 206,008,557 as of December 31, 2015, decreased to ThCh$85,511,492 as of December 31, 2017.

During the years ended December 31, 2019 and 2018, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

25.1.2     Dividends

In the February 28, 2019 ordinary meetings the Board of Directors unanimously agreed to propose to the General Shareholders Meeting scheduled for the first four months of 2019, to distribute, by charging it to the 2019 year, a provisional dividend of 15% of the profit as of September 30, 2019, as per the consolidated financial statements at that date, a dividend to be paid in January 2020. The final dividend will be defined by the General Shareholders Meeting scheduled  during the first four months of 2020.

The Board of Directors will propose to the General Shareholder’s Meeting, scheduled to take place within the first four months of 2020, to distribute a final dividend equivalent to 60% of the profits of fiscal year 2019. Fulfilling the above dividend policy will be dependent, as regards dividends, on the profits that are actually earned, as well as on the results indicated by the projections periodically made by the Company, or on the existence of certain conditions, as the case may be.

The following table details the dividends paid by the Company in recent years:

N° Dividend	Type of Dividends	Date	Date of payment	Total amount ThCh$	Ch$ by share	Imputed to the Exercise
63	Provisional	30-11-2017	26-01-2018	40,485,044	4.93614	2017
64	Definitive	24-04-2018	18-05-2018	189,664,552	23.12488	2017
65	Provisional	29-11-2018	11-01-2019	91,823,319	11.19557	2018
66	Definitive	26-04-2019	17-05-2019	93,594,353	11.41150	2018
67	Provisional	26-11-2019	24-01-2020	19,343,307	2.35844	2019

25.2     Foreign currency translation reserves

The following table details currency translation adjustments attributable to the shareholders of the Parent in the consolidated statement of financial position for the years ended December 31, 2019, 2018 and 2017:

	12-31-2019	12-31-2018	12-31-2017
Reserves for Accumulated Currency Translation Differences	ThCh$	ThCh$	ThCh$
Enel Generación Chile S.A.	2,028,830	—	—
GasAtacama Chile S.A.	—	6,674,136	11,688,351
Others	882,643	547,835	920,567
Total	2,911,473	7,221,971	12,608,918

25.3     Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a solid financial position.

25.4     Restrictions on subsidiaries transferring funds to the parent

As of December 31, 2019 and 2018, there were no restrictions on funds transfers from subsidiaries to the parent.

25.5     Other reserves

Other reserves within Equity attributable to shareholders of the Parent for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Balance as of		Balance as of
	1-1-2019	Changes	12-31-2019
Other Reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation	7,221,971	(4,310,498)	2,911,473
Cash flow hedges	(153,562,242)	(48,831,600)	(202,393,842)
Remeasurement of available-for-sale financial assets	(1,038)	(3)	(1,041)
Other miscellaneous reserves	(31,421,964)	4,327,485	(27,094,479)
Total	(177,763,273)	(48,814,616)	(226,577,889)

	Balance as of		Balance as of
	1-1-2018	Changes	12-31-2018
Other Reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation	12,608,918	(5,386,947)	7,221,971
Cash flow hedges	(52,329,034)	(101,233,208)	(153,562,242)
Remeasurement of available-for-sale financial assets	(1,027)	(11)	(1,038)
Other miscellaneous reserves	(35,068,098)	3,646,134	(31,421,964)
Total	(74,789,241)	(102,974,032)	(177,763,273)

	Balance as of		Balance as of
	1-1-2017	Changes	12-31-2017
Other Reserves	ThCh$	ThCh$	ThCh$
Exchange differences on translation	16,210,841	(3,601,923)	12,608,918
Cash flow hedges	(123,499,401)	71,170,367	(52,329,034)
Remeasurement of available-for-sale financial assets	(1,033)	6	(1,027)
Other comprehensive income from non-current assets held for distribution to owners	(32,188,067)	(2,880,031)	(35,068,098)
Other miscellaneous reserves	2,722,113	(2,722,113)	—
Total	(136,755,547)	61,966,306	(74,789,241)

•	Reserves for Exchange differences on translation: These arise primarily from exchange differences relating to:
-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. the Chilean peso) (see Note 2.7.3);
-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).
•	Cash flow hedge reserves: These reverve represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (see Notes 3.f.5 and 3.m).
•	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their effect on the available-for-sale investments (see Note 3.f.1).

25.6     Other miscellaneous reserves:

The main items of other miscellaneous reserves and their effects for the nine month periods ended December 31, 2019, 2018 and 2017, are the following:

	Balance as of	Balance as of	Balance as of
	12-31-2019	12-31-2018	12-31-2017
Other Miscellaneous Reserves	ThCh$	ThCh$	ThCh$
Reserve for corporate reorganization ("Spin-Off") (1)	458,265,366	458,265,366	458,265,366
Reserve for transition to IFRS (2)	(493,425,043)	(493,425,043)	(493,425,043)
Reserve for subsidiaries transactions (3)	(4,047,287)	(4,047,287)	(4,047,287)
Other miscellaneous reserves (4)	12,112,485	7,785,000	4,138,866
Total miscellaneous reserves	(27,094,479)	(31,421,964)	(35,068,098)

(1)

Reserve for corporate reorganization (Spin-Off). Corresponds to the effects from the reorganization of the Company and the separation of the non-Chilean businesses into a new entity, Endesa Américas S.A. completed no March 1, 2016.

(2)

Reserve for transition to IFRS. In accordance with Official Bulletin No. 456 from the CMF, included in this line item is the monetary correction corresponding to the accumulated paid-in capital from the date of transition to IFRS, January 1, 2004, to December 31, 2008..

Please note that, while the Company adopted IFRS as its statutory accounting standards on January 1, 2009, the date of transition to that international standard used was January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

(3)

Reserve from transactions with our subsidiaries. Corresponds to the effect of purchases of equity interests in subsidiaries that were accounted for as transactions between entities under common control.

25.7     Non-controlling interests

The details of non-controlling interests as of December 31, 2019, 2018 and 2017, are as follows:

		% financial interest
		Equity		Profit (loss)
Non-Controlling Interests	Non-Controlling	12-31-2019	12-31-2018	12-31-2019	12-31-2018	12-31-2017
Company	Interests	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	7.35%	10,079,142	10,310,215	6,241,065	6,885,422	5,649,253
GasAtacama Chile S.A. (*)	0.00%	—	16,660,247	(1,258,164)	2,290,359	1,439,148
Total		10,079,142	26,970,462	4,982,901	9,175,781	7,088,401

26.   REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income for the years ended December 31, 2019, 2018 and 2017 is as follows:

	12-31-2019	12-31-2018	12-31-2017
Revenues	ThCh$	ThCh$	ThCh$
Energy sales (1)	1,390,027,937	1,369,333,310	1,457,671,722
Generation	1,390,027,937	1,369,333,310	1,457,671,722
Regulated customers	901,254,815	997,315,635	1,101,089,106
Non-regulated customers	460,993,808	337,748,542	285,623,737
Spot market sales	27,779,314	34,269,133	70,958,879
Other sales	97,856,848	103,745,285	94,452,287
Natural gas sales	97,564,261	103,717,558	91,652,707
Sales of products and services	292,587	27,727	2,799,580
Other services provided	6,234,728	8,475,543	46,908,131
Tolls and transmission	1,983,040	3,267,012	38,850,596
Engineering and consulting services	4,251,688	5,208,531	8,057,535

Total operating revenue	1,494,119,513	1,481,554,138	1,599,032,140

	12-31-2019	12-31-2018	12-31-2017
Other operating income	ThCh$	ThCh$	ThCh$
Income from early termination of electricity supply contracts (2)	121,117,605	—	—
Other income	23,137,316	39,500,045	35,904,948
Total Other operating income	144,254,921	39,500,045	35,904,948

(1) As of December 31, 2019, a total of ThCh$225,606,369 is included in total revenue, corresponding to estimated and unbilled sales, which are related to energy sold in the month of December 2019 and to the provisions made because PEC and node prices. As of December 31, 2018 and 2017, the amounts correspond to ThCh$161,593,743 and ThCh$134,478,188, respectively.

(2) In February 2019, Anglo American Sur S.A. notified  Enel Generación Chile of its decision to terminate early three electricity supply contracts which both parties had signed in 2016. In accordance with the provisions in the exit and termination clauses of the respective contracts, the notice of early termination granted Enel Generación Chile the right to receive exit compensation, consisting of the payment of a cash amount by Anglo American Sur S.A., determinable according to a predetermined calculation mechanism.

It is important to note that, between the date of notification of early termination and the effective termination date of the contracts, there were no performance obligations pending delivery by the Company, since the original contracts established the commencement of supply in January 2021. Therefore, in accordance with the accounting criteria described in Note 3.p),  income of ThCh$ 121,117,605 was recognized.

Finally, on June 21, 2019, Enel Generación Chile entered into an agreement with Banco Santander, to transfer this account receivable in exchange for a cash flow. As a result of the foregoing, the cash inflow implied the corresponding derecognition of the account receivable with Anglo American Sur S.A. that existed at that date

27.  RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the years ended December 31, 2019, 2018 and 2017 is as follows:

	12-31-2019	12-31-2018	12-31-2017
Raw Materials and Consumables	ThCh$	ThCh$	ThCh$
Energy purchases	(327,157,312)	(326,365,798)	(346,954,692)
Fuel consumption	(230,944,414)	(230,993,754)	(280,739,362)
- Gas	(134,127,364)	(140,113,581)	(170,456,730)
- Oil	(3,326,061)	(11,143,015)	(21,227,747)
- Coal	(93,490,989)	(79,737,158)	(89,054,885)
Transportation costs	(158,965,923)	(141,551,194)	(152,869,838)
Cost of gas sales	(74,998,608)	(80,477,713)	(75,662,185)
Other raw materials and consumables	(42,870,545)	(30,585,693)	(47,751,929)
Total	(834,936,802)	(809,974,152)	(903,978,006)

28.  EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the years ended December 31, 2019, 2018 and 2017 are as follows:

	12-31-2019	12-31-2018	12-31-2017
Employee Benefits Expense	ThCh$	ThCh$	ThCh$
Wages and salaries	(40,946,741)	(44,154,344)	(44,367,982)
Post-employment benefit obligations expense	(1,516,722)	(641,407)	(790,850)
Social security and other contributions	(5,641,858)	(5,797,834)	(6,524,962)
Other staff expenses	(1,625,948)	(3,206,953)	(2,538,676)
Total employee benefits expense	(49,731,269)	(53,800,538)	(54,222,470)

29.  DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss for the years ended December 31, 2019, 2018 and 2017 is as follows:

	12-31-2019	12-31-2018	12-31-2017
Depreciation, amortization and impairment losses	ThCh$	ThCh$	ThCh$
Depreciation	(104,287,575)	(111,507,897)	(114,203,295)
Amortization	(3,168,564)	(6,257,366)	(3,134,258)
Subtotal	(107,456,139)	(117,765,263)	(117,337,553)
(Impairment)/Reversal of impairment (*)	(281,367,609)	(100,900)	55,494
Total depreciation, amortization and impairment losses	(388,823,748)	(117,866,163)	(117,282,059)

	12-31-2019	12-31-2018	12-31-2017
(1) (Impairment)/Reversal of impairment	ThCh$	ThCh$	ThCh$
Reversal of impairment losses (impairment losses) recognized on non-financial assets (see note 17)	(280,020,263)	—	—
Impairment gains and reversals of impairment losses (impairment losses) determined in accordance with IFRS 9 (see note 10.C)	(1,347,346)	(100,900)	55,494
Total	(281,367,609)	(100,900)	55,494

(*)See Note 17.5.2

30.   OTHER EXPENSES BY NATURE

Other operating expenses for the years ended December 31, 2019, 2018 and 2017 are as follows:

	12-31-2019	12-31-2018	12-31-2017
Other expenses by nature	ThCh$	ThCh$	ThCh$
Professional, outsourced and other services	(36,533,784)	(37,412,289)	(27,666,155)
Other supplies and services	(6,728,833)	(5,328,997)	(18,746,799)
Insurance premiums	(14,861,921)	(13,270,568)	(12,479,501)
Taxes and charges	(2,635,027)	(2,549,959)	(3,411,239)
Repairs and maintenance	(14,848,408)	(11,775,133)	(2,183,793)
Marketing, public relations and advertising	(264,832)	(205,114)	(388,562)
Leases and rental costs	(602,493)	(2,066,713)	(3,606,514)
Environmental expenses	(5,501,313)	(6,024,405)	(3,862,251)
Impairment of property, plant and equipment (*)	(837,345)	—	—
Writte-off Property, plant and equipment (**)	—	—	(25,105,910)
Other supplies	(3,452,073)	(2,512,815)	(2,720,780)
Travel expenses	(1,408,617)	(1,005,823)	(1,925,277)
Indemnities and fines	(962,120)	(327,131)	(724,239)
Total other expenses by nature	(88,636,766)	(82,478,947)	(102,821,020)

(*)See Note 17.5.1.

(**)See Note 17.5. 9.

31.  OTHER GAINS, NET

Other gains, net for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the years ended
	12-31-2019	12-31-2018	12-31-2017
Other gains (losses)	ThCh$	ThCh$	ThCh$
Gain on disposal of Electrogas (*)	—	—	105,311,912
Gain on disposal of Pangue Duqueco transmission lines	—	3,024,549	—
Gain on sale of land	1,530,689	—	7,626,100
Other	150,489	409,954	150,857
Total other gains, net	1,681,178	3,434,503	113,088,869

(*)See Note 5

32.  FINANCIAL RESULTS

Financial income and costs for the years ended December 31, 2019, 2018 and 2017 are as follows:

	12-31-2019	12-31-2018	12-31-2017
Financial Income	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	3,504,848	5,527,543	3,077,708
Financial income by Law N°21.185 (*)	414,292	—	—
Other financial income	5,501,200	250,699	2,195,964
Total financial income	9,420,340	5,778,242	5,273,672

	12-31-2019	12-31-2018	12-31-2017
Financial Costs	ThCh$	ThCh$	ThCh$
Financial Costs	(65,711,082)	(48,189,495)	(50,851,829)
Bank loans	(46,134)	(22,576)	(261)
Secured and unsecured obligations	(45,714,879)	(43,965,839)	(42,708,253)
Lease liabilities	(642,158)	(739,069)	(811,172)
Valuation of financial derivatives	1,577,288	—	(1,067,820)
Post-employment benefit obligations	(747,373)	(695,935)	(691,075)
Capitalized borrowing costs (**)	9,321,354	6,523,443	4,078,463
Financial income by Law N°21.185 (*)	(14,250,887)	—	—
Formalization of debts and other associated expenses	—	—	(836,174)
Other	(15,208,293)	(9,289,519)	(8,815,537)
Gains from indexed assets and liabilities, net (a)	(5,157,076)	(2,480,291)	145,608
Foreign currency exchange differences (b)	3,085,739	(3,055,807)	8,822,301
Positive	33,142,374	18,458,283	19,563,838
Negative	(30,056,635)	(21,514,090)	(10,741,537)

Total financial costs	(67,782,419)	(53,725,593)	(41,883,920)

Total financial results	(58,362,079)	(47,947,351)	(36,610,248)

(*) See Note 10

(**)See Note 17.2.a.

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

	For the years ended
	12-31-2019	12-31-2018	12-31-2017
Gains from indexed assets and liabilities, net (a)	ThCh$	ThCh$	ThCh$
Other financial assets	—	7,676,500	4,657,016
Current tax receivables and liabilities	1,697,602	3,020,250	1,039,755
Property, Plant and Equipment	26,649	—	—
Other financial liabilities (financial debt and derivative instruments)	(1,507,245)	(9,390,716)	(5,551,163)
Trade and other accounts receivable	(7,494)	—	—
Other non-financial liabilities	(1,690)	—	—
Total Gains from indexed	207,822	1,306,034	145,608
Total Hyperinflation (1)	(5,364,898)	(3,786,325)	—
Gains from indexed assets and liabilities, net (a)	(5,157,076)	(2,480,291)	145,608

(1) See Note 6.

	For the years ended
	12-31-2019	12-31-2018	12-31-2017
Foreign currency exchange differences (b)	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	1,739,410	(938,799)	3,109,046
Other financial assets (derivative instruments)	5,777,146	5,973,179	10,895,862
Other non-financial assets	—	55,196	—
Trade and other accounts receivable	4,378,306	4,105,799	363,325
Current tax receivables and liabilities	—	—	(188,270)
Other financial liabilities (financial debt and derivative instruments)	(9,702,648)	(7,440,825)	(4,358,937)
Trade and other accounts payable	934,076	(4,810,357)	(998,725)
Other non-financial liabilities	(40,551)	—	—
Total foreign currency exchange differences	3,085,739	(3,055,807)	8,822,301

33.  INCOME TAXES

The following table presents the components of the income tax expense/(benefit) recognized in the accompanying consolidated statement of comprehensive income for the years ended December 31, 2019, 2018 and 2017:

	For the years ended
	12-31-2019	12-31-2018	12-31-2017
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThCh$	ThCh$	ThCh$
Current income tax	(56,493,392)	(47,840,814)	(133,038,125)
Adjustments to current tax from the previous period	342,760	(5,882,343)	(24,409)
Current tax income/(expense) related to hedge accounting	(18,677,018)	(38,594,801)	18,309,177
Current tax expense, net	(74,827,650)	(92,317,958)	(114,753,357)
Expense from deferred taxes for origination and reversal of temporary differences	51,370,114	(17,447,105)	2,653,838
Expense for deferred income tax due to changes in tax rates or the introduction of new taxes	—	4,818,298	—
Total deferred tax benefit	51,370,114	(12,628,807)	2,653,838
Income tax expense, continuing operations	(23,457,536)	(104,946,765)	(112,099,519)

The principal temporary differences are detailed in Note 18.a.

The following table reconciles computed income tax expense resulting from applying the applicable statutory tax rate to “Profit before income taxes” and the actual income tax expense recognized in the accompanying consolidated statement of comprehensive income for the years ended December 31, 2019, 2018 and 2017:

	Rate	12-31-2019	Rate	12-31-2018	Rate	12-31-2017
Reconciliation of Tax Expense	%	ThCh$	%	ThCh$	%	ThCh$
ACCOUNTING PROFIT BEFORE INCOME TAX		224,783,599		423,152,001		537,641,734
Total tax income (expense) using statutory rate	(27.00%)	(60,691,572)	(27.00%)	(114,251,041)	(25.50%)	(137,098,643)
Tax effect of rates applied in other countries	0.10%	232,897	—	—	0.06%	328,968
Tax effect of non-taxable operations	13.97%	31,395,185	0.19%	801,347	6.43%	34,547,907
Tax effect of non-tax-deductible expenses	(2.99%)	(6,723,336)	(0.32%)	(1,370,485)	(3.09%)	(16,589,585)
Tax effect of adjustments to deferred taxes in previous periods	0.15%	342,760	(1.39%)	(5,882,343)	(0.00%)	(24,409)
Deferred tax adjustments from previous years	—	—	1.14%	4,818,298	—	—
Price level restatement for tax purposes (equity investments)	5.33%	11,986,530	2.58%	10,937,459	1.25%	6,736,243
Total adjustments to tax expense using statutory rates	16.56%	37,234,036	2.20%	9,304,276	4.65%	24,999,124
Actual income tax expense	(10.44%)	(23,457,536)	(24.80%)	(104,946,765)	(20.85%)	(112,099,519)

34. THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

34.1 Direct guarantees

As of December 31, 2019 and 2018 no property, plant and equipment was pledged as security for liabilities.

As of December 31, 2019, the Group had no future energy purchase commitments.

34.2 Indirect guarantees

There were no indirect guarantees as of December 31, 2019 and 2018.

34.3 Litigation and Arbitration Proceedings

Enel Generación Chile S.A.

1.

By means of ORD No. 5,705 dated May 23, 2016, the Superintendency of Electricity and Fuels, filed charges against GasAtacama Chile S.A. (which merged into Enel Generación Chile S.A., on October 1, 2019) for providing allegedly erroneous information to CDEC-SING with respect to the Minimum Technical parameters (MT) and Average Operating Time parameters (TMO) during the period between January 1, 2011 and October 29, 2015, GasAtacama Chile S.A. presented its objections, which were rejected by the Superintendency’s Resolution No. 014606 dated August 4, 2016 which imposed a fine of 120,000 UTM (ThCh$5,954,760). In opposition to the resolution of the Superintendency that applied  the fine, GasAtacama Chile S.A. submitted a request for reconsideration before the Superintendency, which was rejected by the Superintendency through Resolution No. 15,908, dated November 2, 2016, which confirmed the fine imposed. In opposition to the resolution, GasAtacama Chile S.A. filed a claim of illegality before the Court of Appeals of Santiago, which on April 9, 2019, issued a ruling that reduced the fine imposed to 500 UTA (ThCh$ 297,738). Both the Superintendency and GasAtacama Chile S.A. filed appeals before the Supreme Court against this ruling, which on January 15, 2020 rejected both appeals, confirmed the fine of 500 UTA (ThCh$297,738) and also declared, that there had been no delivery of false information to the coordinator of the CDEC-SING by GasAtacama Chile S.A. during the relevant period.

2.

Inversiones Tricahue S.A., a minority shareholder of Empresa Eléctrica Pehuenche S.A., requested in the 20th Civil Court of Santiago the appointment of an arbitrator, to hear and resolve the arbitration claim that Inversiones Tricahue S.A. seeks to bring against Empresa Eléctrica Pehuenche S.A., Enel Generación Chile S.A., Enel Chile S.A., and the directors of these three companies, for the alleged damages that the Pehuenche management allegedly inflicted on the minority shareholders, as a result of the Project Elqui reorganization plan and the development of Pehuenche's electricity generation business.

Once the request for the appointment of an arbitrator was presented, the three defendant companies and their directors submitted numerous objections, all of which were rejected by the ruling dated June 25, 2018. Subsequently, Mr. Nelson Contador was designated as the arbitrator and accepted the appointment. The companies and their directors appealed the appointment of arbitrator, a hearing on the appeal was held and the appeal is pending a ruling. In parallel, the appointed arbitrator issued a ruling that summoned the parties to a hearing to set the rules of procedure and fees of the arbitrator, which will be carried out on the tenth day after notification of the ruling to all of the parties, which as of December 31, 2019 had not yet occurred.

In relation to the litigation proceedings described above, the Group had established provisions for ThCh$2,196,828 as of December 31, 2019 (see Note 23) . Although there are other lawsuits that also have associated provisions but are not described in this note because they individually represent immaterial amounts, the management of the Company considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks of litigation and therefore do not expect additional liabilities other than those already specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

34.4 Financial restrictions

A number of the Group’s loan agreements include the obligation to comply with certain financial ratios, which is normal for the contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1)     Cross Default

Some of the financial debt contracts of Enel Generación Chile contain cross default clauses.

Under the bond issues of the Company registered with the United States Securities and Exchange Commission (the “SEC”), commonly called “Yankee bonds”, a cross default can be triggered by another debt of the Company or of any of its Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$ 30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of that certain series of Yankee bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Company’s Yankee bonds. The Company’s Yankee bonds mature in 2024, 2027, 2037 and 2097. Specifically for those maturing in 2024 (issued in April 2014), the threshold for triggering a cross default was increased to US$ 50 million or its equivalent in other currencies. As of December 31, 2019, the outstanding amount of Yankee bonds totals ThCh$537,266,386.

The bonds of Enel Generación Chile issued in Chile state that cross default can be triggered only by the default of the issuer when in cases where the amount in default exceeds US$50 million or its equivalent in other currencies. The debt acceleration requires the agreement of at least 50% of the bondholders of that certain series. As of December 31, 2019, the outstanding amount of local bonds was ThCh$ 306,895,060.

2)     Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that Enel Generación Chile is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the Group’s financial covenants limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

The Company bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be less than or equal to 0.64. The financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company, and Non-controlling interests. As of December 31, 2019, the ratio was 0.30.
-

Consolidated Equity: A minimum equity of ThCh$804,609 must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of the Parent Company. As of December 31, 2019, the equity attributable to shareholders of the Parent Company was Ch$ 1,963,775 million.

-

Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus financial income and dividends received from associates, and ii) financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the year ended December 31, 2019, this ratio was 10.43.

-

Net Asset Position with Related Parties: A net asset position must be maintained with related parties of no more than a hundred million dollars. The Net asset position with related parties is the difference between i) the sum of Accounts receivable from related entities, Current, accounts receivable from related entities, non-current, less transactions in the ordinary course of business of less than 180 days term, short-term transactions of associates of Enel Generación Chile S.A. in which Enel Américas S.A. has no participation, and long-term transactions of associates of Enel Generación Chile S.A. in which Enel Américas S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Enel Generación Chile S.A.  in which Enel Américas S.A. has no participation, and long-term transactions of associates of Enel Generación Chile S.A. in which Enel Américas S.A. has no participation. As of December 31, 2019, using the exchange rate prevailing on that date, the net asset position with related parties was a negative US$ 252.58 million, indicating that Enel Américas S.A. is a net debtor of Enel Generación Chile S.A..

Series M

-

Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no less than or equalt to 0.64. The financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities and Total Equity. As of December 31, 2019, the debt ratio was 0.30.

-	Consolidated Equity: Same as for Series H.
-	Financial Expense Coverage Ratio: Same as for Series H.

Yankee bonds are not subject to financial covenants.

As of December 31, 2019, the most restrictive financial covenant was the Debt Equity Ratio requirement for two credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Finally, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of December 31, 2019 and 2018, no company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

35.  PERSONNEL FIGURES

The Group personnel, is distributed as follows as of December 31, 2019 and 2018:

	12-31-2019
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total
Chile	19	600	68	687
Argentina	—	6	17	23
Total	19	606	85	710
Average	19	600	86

	12-31-2018
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total
Chile	20	653	68	741
Argentina	—	7	19	26
Total	20	660	87	767
Average	19	703	74

36.  SANCTIONS

The following Group’s companies have received sanctions from administrative authorities:

36.1. Enel Generación Chile S.A.

As of December 31, 2019, the request for reconsideration of the sanction proceedings initiated by the Bío Bío Regional Health Ministry, by Act 180566, which imposed a fine in the amount of 500 UTM (ThCh$24,812), for alleged infractions by Enel Generación Chile S.A. of- obligations and regulations related to waste disposal regulations in the Cantarrana landfill is pending.

Likewise the Valparaíso Regional Health Ministry initiated sanction proceedings with respect to inspection reports No. 1705213, for alleged breaches of obligations and regulations related to the Noise Exposure Protocols and other health surveillance regulations at the Quintero plant. The amount of this fine is 500 UTM (ThCh$24,812).

Two requests for reconsideration are pending with respect to the resolutions of the Tarapacá Regional Health Ministry which, through inspection reports No. 011599 and 766, imposed fines in an amount of 500 UTM each. (totaling ThCh$49,624).

Finally, a health summary in the amount of  500 UTM (ThCh$24,812) is pending resolution before the Coquimbo Regional Health Ministry.

36.2. Empresa Eléctrica Pehuenche S.A.

As of December 31, 2019, there were no proceedings for sanctions pending.

In relation to the sanctions described above, the Group has established provisions for Ch$124,058 as of December 31, 2019. Although there are other sanctions that also have associated provisions but are not described in this note because they individually represent immaterial amounts, the management of the Company considers that the provisions recorded are adequate to cover the risks resulting from sanctions, and therefore do not expect additional liabilities other than those already specified.

37.  ENVIRONMENT

Environmental expenses for the years ended December 31, 2019, 2018 and 2017, are as follows:

				12-31-2019						12-31-2018
Company	Project Name	Project Description	Project Status (Terminated, In Process)	Total Disbursements	Amounts Capitalized	Expenses	Disbursement amount in the future	Estimated future payment date	Total Disbursements	Total disbursements previous period
				ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
	Central Pehuenche	Waste Management	In process	3,165	—	3,165	—	-	3,165	—
		Environmental Sanitation	In process	1,988	—	1,988	—	-	1,988	—
Pehuenche	Central Curillinque	Campañas y Estudios	In process	9,061	—	9,061	—	-	9,061
		Environmental Sanitation	In process	882	—	882	—	-	882
	Central Loma Alta	Environmental Sanitation	In process	882	—	882	—	-	882	—
	Monitoreo Ambiental	Environmental Monitoring Cto. with SK Ecology, operation and maintenance CEMS	In process	576,519	—	576,519	—	-	576,519	797,543
	Normalización Cems	Standardization wineries, environmental management, regularization environmental impact assessment (EIA)	In process	207,966	207,966	—	—	-	207,966	645,302
	Centrales Hidráulica	Waste Management and sanitation	In process	2,315	—	2,315	—	-	2,315	11,567
Enel Generación Chile S.A	Gastos Ambientales CC.CC.	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	1,452,158	855,667	596,491	855,667	31-12-2020	2,307,825	2,102,056
	Gastos Ambientales CC.TT.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (C.T.)	In process	5,387,657	1,763,829	3,623,828	1,763,829	31-12-2020	7,151,486	600,350
	Gastos Ambientales CC.HH.	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants. (C.H.)	In process	339,103	—	339,103	420,877	31-12-2020	759,980	2,867,523
	Central Quintero	CEMS Central Quinteros	In process	458,001	110,923	347,078	37,983	31-12-2020	495,984	—
		Total		8,439,697	2,938,385	5,501,313	3,078,356		11,518,053	7,024,341

				12-31-2018						12-31-2017
Company	Project Name	Project Description	Project Status (Terminated, In Process)	Total Disbursements	Amounts Capitalized	Expenses	Disbursement amount in the future	Estimated future payment date	Total Disbursements	Total disbursements previous period
				ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Pehuenche	Gastos Medioambientales Centrales Hidroeléctricas	C.H. Pehuenche E E Pehuenche S.A. Supply of flow measurement equipment.	In process	48,574	48,574	—	—	-	48,574	—
		Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants. (C.H.)	In process	62,560	—	62,560	—	-	62,560	6,787
	Monitoreo Ambiental	Environmental Monitoring Cto. with SK Ecology, operation and maintenance CEMS	In process	797,543	—	797,543	—	-	797,543	1,463,204
Gas Atacama Chile S.A.	Normalización Cems	Standardization wineries, environmental management, regularization environmental impact assessment (EIA)	In process	645,302	645,302	—	—	-	645,302	1,021,630
	Centrales Hidráulica	Waste Management and sanitation	In process	11,567	—	11,567	—	-	11,567	—
	Gastos Ambientales CC.CC.	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	2,102,056	—	2,102,056	—	-	2,102,056	1,252,355
Enel Generación Chile S.A	Gastos Ambientales CC.HH.	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants. (C.H.)	In process	2,867,523	—	2,867,523	—	-	2,867,523	870,281
	Gastos Ambientales CC.TT.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (C.T.)	In process	601,070	417,194	183,156	—	-	600,350	251,277
	C.H. Ralco	Plan Ralco: Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	4,542,216	4,542,216	—	—	-	4,542,216	5,075,137
		Total		11,678,411	5,653,286	6,024,405	—		11,677,691	9,940,671

				12-31-2017
Company	Project Name	Project Description	Project Status (Terminated, In Process)	Total Disbursements	Amounts Capitalized	Expenses	Disbursement amount in the future	Estimated future payment date	Total Disbursements
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Pehuenche	Gastos Medioambientales Centrales Hidroeléctricas	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants. (C.H.)	In process	6,787	—	6,787	—	-	6,787
Gas Atacama Chile S.A.	Monitoreo ambiental	Environmental Monitoring Cto. with SK Ecology, operation and maintenance CEMS	In process	1,463,204	—	1,463,204	—	-	1,463,204
	Normalización CEMS	Standardization wineries, environmental management, regularization environmental impact assessment (EIA)	In process	1,021,630	1,021,630	—	—	-	1,021,630
Eólica Canela	Mejoramiento sectores revegetados	RCA Maintenance (Environment)	In process	104,810	104,810	—	—	-	104,810
	Gastos Medioambientales en CC.EE.	Water quality analysis and Canela's Sanitation	In process	18,347	—	18,347	—	-	18,347
	Gastos Ambientales CC.CC.	Principal incurred expenses: Bocamina U1-2: Operation and maintenance of air monitoring and meteorological stations, Environmental audit monitoring network, CEMS Annual Validation, Biomass Protocol Service, Environment Materials (magazine, books), Isocinetic Measurements , SGI Works (NC Objective, Inspections, Audits and Audit) ISO 14001, OHSAS Certification, Operation and Maintenance Service CEMS.	In process	1,252,355	—	1,252,355	—	-	1,252,355
Enel Generación Chile S.A	Gastos Ambientales CC.HH.	Studies, monitoring, laboratory analysis, withdrawal and final disposal of solid waste in hydroelectric plants. (C.H.)	In process	870,281	—	870,281	—	-	870,281
	Gastos Ambientales CC.TT.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste in thermoelectric plants (C.T.)	In process	251,277	—	251,277	—	-	251,277
	C.H. Ralco	Plan Ralco: Reforestation according to Agreement with the Catholic University and Electrification of housing in Ayin Maipu	In process	5,075,137	5,075,137	—	—	-	5,075,137
	C.T. Tal Tal	Nox Taltal Dejection: Engineering, Civil Works and permits	In process	1,290,133	1,290,133	—	—	-	1,290,133
		Total		11,353,961	7,491,710	3,862,251	—		11,353,961

38.  FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of and for the years ended December 31, 2019 and 2018 the summarized financial information of our principal subsidiaries under IFRS is as follows:

	Financial	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
As of and for the year ended 12-31-2019	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	40,913,391	172,823,608	213,736,999	32,304,951	44,330,262	137,101,786	213,736,999	147,472,130	(19,725,956)	84,888,177	—	84,888,177
Group GasAtacama Chile S.A. (*)	Consolidated	—	—	—	—	—	—	—	186,194,328	(54,061,747)	(47,841,223)	(4,396,031)	(52,237,254)

	Financial	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (loss)	Other Comprehensive Income	Total Comprehensive Income
As of and for the year ended 12-31-2018	Statements	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Pehuenche S.A.	Separate	51,279,432	179,693,183	230,972,615	44,459,385	46,238,191	140,275,039	230,972,615	162,768,187	(21,539,172)	93,679,208	—	93,679,208
Group GasAtacama Chile S.A. (*)	Consolidated	154,726,337	601,914,918	756,641,255	61,155,090	94,466,221	601,019,944	756,641,255	271,433,788	(94,746,409)	87,093,211	(5,273,886)	81,819,325

(*) Merged into the Company as of October 1, 2019

39.  SUBSEQUENT EVENTS

Events after the reporting period (Enel Generación Chile)

On January 30, 2020, the World Health Organization (WHO) declared the outbreak of a novel Coronavirus 2019, or COVID-19, “Public Health Emergency of International Concern.” On March 11, 2020, the WHO confirmed that the outbreak of the COVID-19 has risen to the level of a pandemic, which could significantly affect Chile, as well as our trading partners inside and outside the country.

On March 18, 2020, to deal with this international public health emergency of COVID-19, President Sebastián Piñera decreed a state of emergency establishing numerous containment measures, essentially aimed at restricting the free movement of people, which include curfews, selective mandatory quarantines in affected areas, prohibition of mass gatherings and the temporary closure of companies and businesses, among other measures.

In this sense, the Group has issued guidelines aimed at ensuring compliance with the measures introduced by the government and taken numerous steps to adopt the most suitable procedures to prevent and/or mitigate the effects of contagion by COVID-19 in the workplace, while ensuring business continuity. This has been possible due to:

•   the use of telecommuting for all employees whose jobs can be done remotely, an approach introduced some years ago that required investments in digitalization, allows our people to work remotely at the same level of efficiency and effectiveness;

•   the digitization of processes and infrastructure, that ensure the normal operation of our assets, the continuity of electricity service and the remote management of all activities relating to the market and our relationship with customers.

Based on the information currently available, in a scenario of continuous evolution, regarding the spread of infections and the containment measures taken by government of Chile, it is not possible at this time to quantify the effects that the COVID-19 pandemic could have in our business. However, because our Group has a solid financial structure and a level of digitization that allows us to guarantee the continuity of operational activities with the same level of service, as of the date of presentation of this report, there is no evidence of a significant impact of COVID-19 on the Group.

APPENDIX 1 GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries”. It presents the Group’s percentage of control in each subsidiary.

Taxpayer ID		Functional	% of control as of 12-31-2019			% of control as of 12-31-2018
No.	Company	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	92.65%	0.00%	92.65%	92.65%	0.00%	92.65%	Subsidiary	Chile	Complete electric energy cycle
96.830.980-3	GasAtacama Chile S.A.	Chilean peso	0.00%	0.00%	0.00%	97.37%	0.00%	97.37%	Subsidiary	Chile	Management of Companies
78.952.420-3	Gasoducto Atacama Argentina S.A.	Chilean peso	0.00%	0.00%	0.00%	0.03%	99.97%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation

(*) Gasoducto Gasatacama Argentina S.A. was merged into Gasatacama Chile S.A. on September 1, 2019 with the latter is the surviving company.  Subsequently, on October 1, 2019, Gasatacama Chile S.A. was merged into Enel Generación Chile agreed transaction approved by the Board of Directors of Enel Generación Chile S.A. on August 29, 2019. The transaction consisted of Enel Generación Chile S.A.’s acquisition of 2.63% of the shares in Gasatacama Chile S.A. held by Enel Chile S.A.. As a result, Enel Generación Chile S.A. became the owner of 100% of the shares in Gasatacama Chile S.A., absorbing it, through a merger, and becoming the surviving company.

APPENDIX 2 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is an integral part of Note 3.h “Investments accounted for using the equity method”  .

Taxpayer	Company	Functional	Ownership Interest as of 12-31-2019			Ownership Interest as of 12-31-2018
ID No.	(in alphabetical order)	currency	Direct	Indirect	Total	Direct	Indirect	Total	Relationship	Country	Activity
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	50.00%	0.00%	50.00%	0.00%	50.00%	50.00%	Joint Venture	Chile	Electric energy transportation and distribution
76.418.940-K	GNL Chile S.A.	American Dollar	33.33%	0.00%	33.33%	33.33%	0.00%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
Foreign	Enel Argentina S.A. (ex - Endesa Argentina S.A.)	Argentine Peso	0.08%	0.00%	0.08%	0.00%	0.08%	0.08%	Associate	Argentina	Portfolio company
76.041.595-5	Aysén Energía S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	51.00%	0.00%	51.00%	Joint Venture	Chile	Hydroelectric plant development and operation
76.041.891-9	Aysén Transmisión S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	51.00%	0.00%	51.00%	Joint Venture	Chile	Hydroelectric plant development and operation

(*) The companies Aysén Energía S.A. and Aysén Transmission S.A. were liquidated as of June 24, 2019.

APPENDIX 3 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Group’s financial statements. The detail of assets denominated in foreign currencies is the following:

	12-31-2019
ASSETS	UF	Chilean Peso	Dollar	Euro	Argentine Peso	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	-	679,471	5,191,174	520,420	7,096,519	13,487,584
Other current financial assets	-	163,975	-	-	-	163,975
Other current non-financial assets	-	7,588,980	-	-	-	7,588,980
Trade and other current receivables	-	208,325,320	769,099	83,593	-	209,178,012
Current accounts receivable from related parties	-	233,279,330	33,340,174	21,725,085	-	288,344,589
Inventories	-	29,674,090	-	-	-	29,674,090
Current tax assets	-	42,647,814	-	-	-	42,647,814

TOTAL CURRENT ASSETS	-	522,358,980	39,300,447	22,329,098	7,096,519	591,085,044

NON-CURRENT ASSETS
Other non-current financial assets	-	7,189,429	-	-	-	7,189,429
Other non-current non-financial assets	-	14,845,654	-	-	-	14,845,654
Trade and other non-current receivables	-	82,929,822	-	-	-	82,929,822
Non-current accounts receivable from related parties	-	45,932,636	34,407,142	-	-	80,339,778
Investments accounted for using the equity method	-	7,911,342	-	-	-	7,911,342
Intangible assets other than goodwill	-	30,393,637	-	-	-	30,393,637
Goodwill	-	24,860,356	-	-	-	24,860,356
Property, plant and equipment	-	2,747,643,715	-	-	-	2,747,643,715

TOTAL NON CURRENT ASSETS	-	2,961,706,591	34,407,142	-	-	2,996,113,733

TOTAL ASSETS	-	3,484,065,571	73,707,589	22,329,098	7,096,519	3,587,198,777

	12-31-2018
ASSETS	UF	Chilean Peso	Dollar	Euro	Argentine Peso	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	-	137,208,062	8,670,454	53,596	6,057,793	151,989,905
Other current financial assets	-	447,236	38,117,291	-	-	38,564,527
Other current non-financial assets	-	8,950,756	969,768	917,718	-	10,838,242
Trade and other current receivables	-	239,394,990	-	-	30,517	239,425,507
Current accounts receivable from related parties	-	93,195,997	18,430,902	23,478,218	-	135,105,117
Inventories	-	43,770,781	-	-	-	43,770,781
Current tax assets	-	52,627,429	-	-	145,845	52,773,274

TOTAL CURRENT ASSETS	-	575,595,251	66,188,415	24,449,532	6,234,155	672,467,353

NON-CURRENT ASSETS
Other non-current financial assets	-	2,326,484	36,086	-	-	2,362,570
Other non-current non-financial assets	-	12,275,188	52,108	-	218,003	12,545,299
Trade and other non-current receivables	-	1,135,383	-	-	21,255	1,156,638
Non-current accounts receivable from related parties	-	-	-	-	-	-
Investments accounted for using the equity method	-	12,826,892	-	-	-	12,826,892
Intangible assets other than goodwill	-	23,651,498	-	-	259,479	23,910,977
Goodwill	-	24,860,356	-	-		24,860,356
Property, plant and equipment	-	2,903,535,873	-	-	15,562,121	2,919,097,994
Investment property	-	-	-	-	-	-
Deferred tax assets	-	-	-	-	-	-

TOTAL NON CURRENT ASSETS	-	2,980,611,674	88,194	-	16,060,858	2,996,760,726

TOTAL ASSETS	-	3,556,206,925	66,276,609	24,449,532	22,295,013	3,669,228,079

	12-31-2019
LIABILITIES	UF	Chilean Peso	Dollar	Euro	Argentine Peso	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	33,068,422	4	63,267,141		-	96,335,567
Trade and other current payables	-	211,168,146	15,118,688	1,600,508	-	227,887,342
Current accounts payable to related parties	-	94,356,715	4,994,509	38,515,959	-	137,867,183
Other current provisions	-	3,619,734	-	-	-	3,619,734
Current tax liabilities	-	17,662,740	-	-	-	17,662,740
Other current non-financial liabilities	-	4,811,150	-	-	-	4,811,150

TOTAL CURRENT LIABILITIES	33,068,422	331,618,489	83,380,338	40,116,467	-	488,183,716

NON-CURRENT LIABILITIES
Other non-current financial liabilities	274,870,030	-	555,106,891	-	-	829,976,921
Trade and other non-current payables	-	2	-	-	-	2
Non-Current accounts payable to related parties	-	-	2,497,660	-	-	2,497,660
Other long-term provisions	-	143,448,085	-	-	-	143,448,085
Deferred tax liabilities	-	130,094,726	-	-	-	130,094,726
Non-current provisions for employee benefits	-	19,143,273	-	-	-	19,143,273

TOTAL NON-CURRENT LIABILITIES	274,870,030	292,686,086	557,604,551	-	-	1,125,160,667

TOTAL LIABILITIES	307,938,452	624,304,575	640,984,889	40,116,467	-	1,613,344,383

	12-31-2018
LIABILITIES	UF	Chilean Peso	Dollar	Euro	Argentine Peso	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	32,142,094	-	93,208,450	-	-	125,350,544
Trade and other current payables	-	272,993,946	1,081,390	744,822	511,460	275,331,618
Current accounts payable to related parties	-	101,987,841	21,619,106	29,325,342	-	152,932,289
Other current provisions	-	5,158,200	-	-	24,667	5,182,867
Current tax liabilities	-	12,129,598	-	-	411,576	12,541,174
Other current non-financial liabilities	-	22,532,655	-	-	10,061	22,542,716

TOTAL CURRENT LIABILITIES	32,142,094	414,802,240	115,908,946	30,070,164	957,764	593,881,208

NON-CURRENT LIABILITIES
Other non-current financial liabilities	297,118,434	-	502,694,791	-	-	799,813,225
Trade and other non-current payables	-	445,659	4,762	-	-	450,421
Non-Current accounts payable to related parties	-	-	-	-	-	-
Other long-term provisions	-	79,493,801	-	-	-	79,493,801
Deferred tax liabilities	-	183,487,402	-	-	-	183,487,402
Non-current provisions for employee benefits	-	14,610,975	-	-	-	14,610,975

TOTAL NON-CURRENT LIABILITIES	297,118,434	278,037,837	502,699,553	-	-	1,077,855,824

TOTAL LIABILITIES	329,260,528	692,840,077	618,608,499	30,070,164	957,764	1,671,737,032

APPENDIX 4 ADDITIONAL INFORMATION CIRCULAR No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Group’s consolidated financial statements.

a)     Portfolio stratification

-	Trade and other receivables by aging (original maturity):

	12-31-2019
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	187,497,197	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	5,700,993	197,724,077	81,617,823
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(2,900,602)	(2,900,602)	—
Other receivables, gross	14,354,537	—	—	—	—	—	—	—	—	—	14,354,537	1,311,999
Total	201,851,734	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	2,800,391	209,178,012	82,929,822

	Balance as of 12-31-2018
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
Trade and Other Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,882,588	205,542,774	21,255
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(1,553,256)	(1,553,256)	—
Other receivables, gross	35,435,989	—	—	—	—	—	—	—	—	—	35,435,989	1,135,383
Total	233,890,206	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	4,329,332	239,425,507	1,156,638

-	By type of portfolio:

	Non-renegotiated portfolio as of 12-31-2019		Renegotiated portfolio as of 12-31-2019		Total portfolio as of 12-31-2019		Non-renegotiated portfolio as of 12-31-2018		Renegotiated portfolio as of 12-31-2018		Total portfolio as of 12-31-2018
Aging (original maturity) of balances of trade receivables	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$	Number of customers	Gross value ThCh$
On demand and non-current	675	269,115,020	—	—	675	269,115,020	582	198,424,050	2	51,422	584	198,475,472
1 to 30 days	92	2,635,343	—	—	92	2,635,343	148	671,037	—	—	148	671,037
31 to 60 days	90	14,257	—	—	90	14,257	57	248,135	—	—	57	248,135
61 to 90 days	48	549,934	—	—	48	549,934	27	140,571	—	—	27	140,571
91 to 120 days	117	290,383	—	—	117	290,383	1	224	—	—	1	224
121 to 150 days	69	13,672	—	—	69	13,672	10	7,274	—	—	10	7,274
151 to 180 days	66	512,146	—	—	66	512,146	6	39,001	—	—	6	39,001
181 to 210 days	55	25,744	—	—	55	25,744	7	43,681	—	—	7	43,681
211 to 250 days	34	484,408	—	—	34	484,408	4	56,046	—	—	4	56,046
More than 251 days	489	5,700,993	—	—	489	5,700,993	354	5,882,588	—	—	354	5,882,588
Total	1,735	279,341,900	—	—	1,735	279,341,900	1,196	205,512,607	2	51,422	1,198	205,564,029

b)     Provisions and write-offs

	For the year ended
	12-31-2019	12-31-2018
Provisions and Write-offs	ThCh$	ThCh$
Provision (recovery of provision) for non-renegotiated portfolio	1,347,346	79,911
Provision renegotiated portfolio	—	17,890
Write-offs during the period	—	3,099
Total	1,347,346	100,900

c)     Number and value of operations

	For the years ended
	12-31-2019		12-31-2018
Number and Value of Operations	Last quarter	During the Year	Last quarter	During the Year
Impairment provision and recoveries
Number of operations	1	2	1	3
Value of operations, in ThCh$	—	1,347,346	—	100,900

APPENDIX 4.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Group’s financial statements.

a)     Portfolio stratification

-	Trade receivables by aging (original maturity):

	Balance as of 12-31-2019
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
Trade Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	187,497,197	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	798,160	4,902,833	197,724,077	81,617,823
-Large customers	187,497,197	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	798,160	4,902,833	197,724,077	81,617,823
-Others	—	—	—	—	—	—	—	—	—	—	—	—	—
Allowance for doubtful Accounts	—	—	—	—	—	—	—	—	—	—	(2,900,602)	(2,900,602)	—
Unbilled services	—	—	—	—	—	—	—	—	—	—	—	—	—
Billed services	—	—	—	—	—	—	—	—	—	—	—	—	—
Total trade receivables, gross	187,497,197	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	798,160	4,902,833	197,724,077	81,617,823
Total allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	—	(2,900,602)	(2,900,602)	—
Total trade receivables, net	187,497,197	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	798,160	2,002,231	194,823,475	81,617,823

	Balance as of 12-31-2018
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251-365 days	More than 365 days	Total Current	Total Non-current
Trade Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	5,094,589	205,542,774	21,255
-Large customers	198,424,050	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	5,094,589	205,512,607	—
-Others	30,167	—	—	—	—	—	—	—	—	—	—	30,167	21,255
Allowance for doubtful Accounts	—	—	—	—	—	—	—	—	—	—	(1,553,256)	(1,553,256)	—
Unbilled services	165,128,644	—	—	—	—	—	—	—	—	—	—	165,128,644	—
Billed services	33,325,573	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	5,094,589	40,414,130	21,255
Total trade receivables, gross	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	5,094,589	205,542,774	21,255
Total allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	—	(1,553,256)	(1,553,256)	—
Total trade receivables, net	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	787,999	3,541,333	203,989,518	21,255

-	By type of portfolio:

	Balance as of 12-31-2019
	Up-to-date portfolio	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current Portfolio, gross	Total Non-Current Portfolio, gross
By Type of Portfolio	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	187,497,197	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	5,700,993	197,724,077	81,617,823
-Large customers	187,497,197	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	5,700,993	197,724,077	81,617,823
-Others	—	—	—	—	—	—	—	—	—	—	—	—
Total gross portfolio	187,497,197	2,635,343	14,257	549,934	290,383	13,672	512,146	25,744	484,408	5,700,993	197,724,077	81,617,823

	Balance as of 12-31-2018
	Up-to-date portfolio	1-30 days in arrears	31-60 days in arrears	61-90 days in arrears	91-120 days in arrears	121-150 days in arrears	151-180 days in arrears	181-210 days in arrears	211-250 days in arrears	More than 251 days in arrears	Total Current Portfolio, gross	Total Non-Current Portfolio, gross
Portfolio type	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Generation and transmission	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,882,588	205,542,774	—
-Large customers	198,424,050	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,882,588	205,512,607	—
-Others	30,167	—	—	—	—	—	—	—	—	—	30,167	—
Total gross portfolio	198,454,217	671,037	248,135	140,571	224	7,274	39,001	43,681	56,046	5,882,588	205,542,774	—

APPENDIX 4.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Group’s consolidate financial statements.

Country	chile
	12-31-2019		12-31-2018
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
STATEMEMENT OF FINANCIAL POSITION	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	74,269,074	2,589	29,859,410	3,122,150
Trade and other current receivables	64,404,444	7,767,884	68,899,106	24,547,426
Total Estimated Assets	138,673,518	7,770,473	98,758,516	27,669,576
Trade and other current payables to related parties	18,297,814	228,597	15,834,297	261,734
Trade and other current payables	9,658,260	7,166,421	2,675,704	13,626,518
Total Estimated Liabilities	27,956,074	7,395,018	18,510,001	13,888,252

APPENDIX 5 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Group’s consolidated financial statements.

Country	Chile
	12-31-2019		12-31-2018		12-31-2017
	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
STATEMENT OF INCOME	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy Sales	138,673,518	7,776,584	150,947,785	50,140,904	146,352,483	49,591,659
Energy Purchases	27,956,074	7,373,831	48,679,508	11,425,216	60,035,699	47,156,593

	12-31-2019				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
Due dates of payments to suppliers	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
On demand	80,078,456	124,772,032	—	204,850,488	12,198,153	229,044,692	—	241,242,845
31 to 60 days	—	—	—	—	436,324	9,162,556	—	9,598,880
61 to 90 days	—	—	—	—	—	—	—	—
91 to 120 days	—	—	—	—	—	—	—	—
121 to 365 days	—	—	—	—	—	—	—	—
More than 365 days	—	—	—	—	—	6,765	—	6,765
Total	80,078,456	124,772,032	—	204,850,488	12,634,477	238,214,013	—	250,848,490

	12-31-2019				12-31-2018
	Goods	Services	Other	Total	Goods	Services	Other	Total
EXPIRATION DETAIL	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers for energy purchase	-	44,207,683	-	44,207,683	-	66,627,358	-	66,627,358
Suppliers for fuel and gas purchases	-	55,179,023	-	55,179,023	12,634,477	27,153,362	-	39,787,839
Accounts payable for goods and services	526,993	25,385,326	-	25,912,319	-	32,385,871	-	32,385,871
Accounts payable for asset purchases	79,551,463	-	-	79,551,463	-	112,047,422	-	112,047,422
Totales	80,078,456	124,772,032	—	204,850,488	12,634,477	238,214,013	—	250,848,490